Form 20-F
period 2002-08-31
CITY TELECOM H K LTD
filed 2003-02-28
CIK 1097086

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2002

or
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              or

Commission file number: 333-11012

City Telecom (H.K.) Limited

(Exact name of registrant as Specified in its Charter)

Hong Kong Special Administrative Region,

The People’s Republic of China

(Jurisdiction of Incorporation or Organization)

13-16 Floors

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

Hong Kong

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act:

American Depositary Shares, representing 20 Ordinary Shares, par value HK$0.10 per share

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

N/A

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of August 31, 2002: 500,863,202

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes     X     No

Indicate by check mark which financial statement item the registrant has selected to follow.

Item 17          Item 18     X

CURRENCY TRANSLATION

We publish our financial statements in Hong Kong dollars. In this annual report, references to “Hong Kong dollars” or “HK$” are to the currency of Hong Kong, and references to “U.S. dollars” or “US$” are to the currency of the United States. This annual report contains translations of Hong Kong dollar amounts into U.S. dollar amounts, solely for your convenience. Unless otherwise indicated, the translations have been made at US$1.00=HK$7.80, which was the noon buying rate in The City of New York for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York on August 31, 2002. On February 21, 2003 the noon buying rate was US$1.00=HK$7.7991. You should not construe these translations as representations that the Hong Kong dollar amounts actually represent such U.S. dollar amounts or could have been or could be converted into U.S. dollars at the rates indicated or at any other rates.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that are, by their nature, subject to significant risks and uncertainties. These include statements with respect to City Telecom (H.K.) Limited (“City Telecom” or the “Company”) and our plans, strategies and beliefs and other statements that are not historical facts. These statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “intend”, “estimate”, “continue”, “plan” or other similar words. The statements are based on management’s assumptions and beliefs in light of the information currently available to us.

These assumptions involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Potential risks and uncertainties include, without limitation:

•	increased competition in both the telecommunications and Internet markets;

•	our ability to maintain growth and successfully introduce new products and services; and

•	the continued development and stability of the technological infrastructure we use to provide our telecommunications and Internet services.

When considering such forward-looking statements, you should keep in mind the factors described in Item 3 “Key Information—Risk Factors” and other cautionary statements appearing in Item 5 “Operating and Financial Review and Prospects” of this annual report. Such risk factors and statements describe circumstances that could cause actual results to differ materially from those contained in any forward-looking statement.

***********

City Telecom makes periodic filings with the U.S. Securities and Exchange Commission pursuant to and in accordance with the U.S. Securities Exchange Act of 1934, as amended. This annual report incorporates by reference all filings made by City Telecom on Form 6-K from February 28, 2002 through and including February 27, 2003.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Selected Financial Data

City Telecom’s Historical Financial Information

The following table presents the selected consolidated financial information and operating information of City Telecom as of and for the years ended August 31, 1998, 1999, 2000, 2001 and 2002. The selected financial information should be read in conjunction with, and is qualified in its entirety by reference to, the financial statements included elsewhere in this annual report, the accompanying notes thereto and Item 5 “Operating and Financial Review and Prospects”.

	As of and for the year ended August 31
	1998	1999	2000	2001	2002	2002
	HK$	HK$	HK$	HK$	HK$	US$
	(Amounts in thousands except per share data)
Consolidated Statement of Income Data:

Hong Kong GAAP
Revenues:
International telecommunications	699,302	947,180	1,119,148	861,338	908,981	116,536
Fixed telecommunications network services(1)	1,405	98,516	109,019	154,262	241,219	30,926
Content and e-commerce	—	—	5,960	1,034	—	—

Total operating revenue	700,707	1,045,696	1,234,127	1,016,634	1,150,200	147,462

(1)	In this annual report on Form 20-F, we use the term “fixed telecommunications network services” to refer to the services we provide using the telecommunications network we began installing following receipt of our wireless fixed telecommunications network license in February 2000. These services include the provision of dial-up and broadband Internet access, and local telephony services.

Costs and expenses:
Costs of services	(478,039)	(643,672)	(888,608)	(584,352)	(457,963)	(58,713)
Sales and marketing expenses	(46,921)	(160,230)	(151,225)	(86,574)	(168,441)	(21,595)
Other expenses	(150,057)	(228,462)	(355,767)	(328,561)	(434,711)	(55,732)

Total operating costs	(675,017)	(1,032,364)	(1,395,600)	(999,487)	(1,061,115)	(136,040)

Income (loss) from operations
International telecommunications	28,286	65,939	82,941	146,611	222,651	28,545
Fixed telecommunications network services	(2,596)	(52,607)	13,284	(72,123)	(120,621)	(15,464)
Content and e-commerce	—	—	(33,852)	(10,968)	—	—

	25,690	13,332	62,373	63,520	102,030	13,081

Net income	37,216	27,481	70,001	53,927	91,129	11,683
Net income per share (cents)	9.3	6.8	14.9	11.0	18.4	2.4
Weighted average number of shares	400,000	401,448	468,946	490,679	495,181	495,181
Diluted net income per share (cents)	9.3	6.7	14.6	10.9	16.1	2.1
Diluted weighted average number of shares	400,000	409,724	478,051	494,449	565,889	565,889
Dividend per share (cents)	5.0	4.5	—	1.0	—	—

U.S. GAAP
Total operating revenue	700,707	1,045,696	1,234,127	1,016,634	1,150,200	147,462
Total operating costs	(675,167)	(1,040,621)	(1,398,325)	(1,000,690)	(1,082,655)	(138,802)
Net income from continuing operations	37,467	16,266	66,150	53,966	68,965	8,842
Net income from continuing operations per share (cents)	9.4	4.1	14.1	11.0	13.9	1.8
Weighted average number of shares	400,000	401,448	468,946	490,679	495,181	495,181
Diluted net income from continuing operations per share (cents)	9.4	4.0	13.8	10.9	12.2	1.6
Diluted weighted average number of shares	400,000	409,724	478,051	494,449	565,889	565,889
Dividend per share (cents)	12.5	5.0	2.0	1.0	—	—

	As of and for the year ended August 31,
	1998	1999	2000	2001	2002	2002
	HK$	HK$	HK$	HK$	HK$	US$
	(Amounts in thousands except per share data)
Consolidated Balance Sheet Data:

Hong Kong GAAP
Total assets	415,310	639,921	1,221,050	1,144,618	1,327,285	170,165
Total liabilities	(148,797)	(371,822)	(443,495)	328,905	417,102	53,475

Net assets	266,513	268,099	777,555	815,713	910,183	116,690
Minority interest	—	—	(24,131)	(10,407)	—	—

Total shareholders’ equity	266,513	268,099	753,424	805,306	910,183	116,690

Share capital	40,000	40,350	48,960	49,107	50,086	6,421
Share premium	160,795	161,603	568,945	569,180	572,656	73,417
Reserves	65,718	66,146	135,519	187,019	287,441	36,852

Total shareholders’ equity	266,513	268,099	753,424	805,306	910,183	116,690

U.S. GAAP
Total assets	415,310	637,581	1,224,445	1,146,994	1,329,707	170,475
Total liabilities	(140,526)	(366,762)	(449,308)	(333,476)	(422,297)	(54,141)

Net assets	274,784	270,819	775,137	813,518	907,410	116,334
Minority interest	—	—	(24,131)	(10,407)	—	—

Total shareholders’ equity	274,784	270,819	751,006	803,111	907,410	116,334

Share capital	40,000	40,350	48,960	49,107	50,086	6,421
Share premium	160,945	162,578	578,380	578,799	603,861	77,418
Reserves	73,839	67,891	123,666	169,305	253,463	32,495

Total shareholders’ equity	274,784	270,819	751,006	803,111	907,410	116,334

	As of and for the year ended August 31,
	1998	1999	2000	2001	2002
Other Data:
International Telecommunications Subscribers
Registered IDD Subscribers—Residential	422,652	681,705	842,000	906,388	1,056,759
Registered IDD Subscribers—Corporate	18,379	36,716	64,000	76,067	90,930
Registered IDD Subscribers—Total	441,031	718,421	906,000	982,455	1,147,689
IDD Outgoing Minutes (in 000’s)	161,500	301,500	505,000	580,000	916,000
Registered Broadband Internet Subscribers	—	—	2,850	17,700	129,300
Local Telephone Subscribers	—	—	—	—	21,800

Exchange Rate Information

The Hong Kong dollar is freely convertible into other currencies (including the U.S. dollar). Since 1983, the Hong Kong dollar has effectively been officially linked to the U.S. dollar at the rate of US$1.00 to HK$7.80. However, the market exchange rate of the Hong Kong dollar against the U.S. dollar continues to be influenced by the forces of supply and demand in the foreign exchange market. Exchange rates between the Hong Kong dollar and other currencies are influenced by the rate between the U.S. dollar and the Hong Kong dollar.

The following table sets forth the average, high, low and period-end noon buying rate between the Hong Kong dollar and the U.S. dollar (in Hong Kong dollars per U.S. dollar) for the periods indicated:

	Average(1)	High	Low	Period-End
	HK$	HK$	HK$	HK$
1998	7.7476	7.7465	7.7595	7.7355
1999	7.7591	7.7460	7.7758	7.7740
2000	7.7960	7.8010	7.7770	7.7990
2001	7.7997	7.8004	7.7970	7.7980
2002	7.7997	7.8095	7.7970	7.7988
August 2002	7.8008	7.8080	7.8000	7.8000
September 2002	7.7999	7.8000	7.7996	7.7998
October 2002	7.7995	7.8000	7.7990	7.7995
November 2002	7.7994	7.8000	7.7987	7.7988
December 2002	7.7988	7.7992	7.7980	7.7988
January 2003	7.7994	7.8001	7.7988	7.7989
2003 (through February 21)	7.7995	7.8001	7.7988	7.7989

(1)	The average of the noon buying rates on the last day of each month during the relevant period.

Risk Factors

You should carefully consider the risks described below and the other information in this annual report before deciding to invest in City Telecom (H.K.) Limited.

Risks Relating to Our Business and Operations

We have Substantially Less Financial and Human Resources to Apply to the Development of Our Business Than Some of Our Main Competitors.

Our main competitors for international telecommunications, local telephony and Internet services are PCCW-HKT, Hutchison Global Communications Limited, New World Telecom Company Limited, Wharf T&T Limited, iCable and Netvigator. These competitors are well established and have substantially greater financial resources than we do. Some are subsidiaries of business conglomerates in Hong Kong. Certain areas of the international telecommunications and Internet business are very capital intensive. Our competitors may be able to devote more human and financial resources to research and development, network improvement and marketing than we can. Since our inception, the growth of our market share has depended primarily on our ability to react more quickly to changes in new technology and consumer trends, offer more competitively priced services, and provide better customer support than our competitors. We cannot assure you that we will continue to be successful at executing this strategy. If these competitors devote substantial human and financial resources to their businesses, it could hurt our ability to remain competitive in the quality and range of services we could provide and we could lose customers to these competitors. This may limit the growth of our customer base, reduce our revenues and adversely affect our profits.

Our Growth and Profitability Could be Affected by an Increasing Number of Local and Foreign Entrants in the International and Local Telecommunications and Internet Markets.

The Hong Kong government has taken several steps over the past few years to liberalize and deregulate the telecommunications industry in Hong Kong, including issuing new wireless and wire-line fixed network licenses. We expect the Hong Kong government to continue to take actions of these types over the next several years. Further, in contrast to its previous manner of issuing network licenses, it no longer requires recipients of new fixed network licenses to meet predetermined milestones or to post a performance bond to support roll-out targets. In addition, as of February 5, 2003, 207 public non-exclusive telecommunication service licences (each a “PNETS License”) for the provision of external telecommunications service had been issued to various network operators in Hong Kong. Some of these licensees are subsidiaries of major foreign telecommunications providers. They include Singapore Telecom from Singapore, KDDI Corporation (“KDDI”) from Japan, British Telecom from the United Kingdom, and AT&T from the United States. Increasing liberalization of the international telecommunications market in Hong Kong may further attract new local and foreign entrants to the market and broaden the variety of international telecommunications services supplied by existing service providers, thereby heightening the level of competition in the industry. Increased competition could result in price reductions, reduced gross margins or loss of market share, any of which could adversely affect our future growth and profitability.

The number of companies that provide Internet services in Hong Kong has grown from 56 in 1995 to 234 as of November 2002. Among the Internet service licensees are such recognized foreign companies as Deutsche Telecom, MCI Worldcom and AT&T. While most of these companies have not been actively developing their Internet business in Hong Kong, they could pose a significant threat to our business if and when they commit substantial resources to doing so. In addition, we compete with other integrated Internet service providers in Hong Kong such as Netvigator, iCable and Hutchison. If we are not able to compete successfully with them, our Internet business may not become profitable.

We Rely on Third Parties to Provide a Substantial Portion of Our International Telecommunications and Internet Services. Our Transmission Costs Could be Increased by Changes in Our Relationships with Them.

We depend on our contractual relationships with and the network infrastructure of local network operators, such as PCCW-HKT, which own undersea cables, and overseas telecommunications carriers in providing telecommunications and Internet services to our customers. Some of these third parties are our competitors in our telecommunications or Internet services, or both. For the year ended August 31, 2002, payments to our top five overseas carriers and local network operators accounted for approximately 79% of our total gross costs of transmission. The terms and conditions of the local and international arrangements currently in place could be subject to changes or modification upon renewal of the terms of the relevant agreements. If the terms and conditions upon renewal are less favorable or the arrangements are not renewed, the costs associated with providing our services could increase significantly.

If We are Unable to Continue to Lower Our Cost of Transmitting International Calls, We May Not be Able to Maintain the Profitability of Our International Telecommunications Service.

The international telecommunications industry in Hong Kong is extremely competitive. To maintain or grow our market share, we must continue to offer our subscribers international telecommunications services at or below the price offered by our competitors. We therefore must continue to lower our costs of providing these services if we are to maintain our profitability in this business. We cannot be sure that we will be able to decrease our cost levels. If we fail to do so, our operating results could be adversely affected.

Our Growth and Expansion May Strain Our Ability to Manage Our Operations, Increase Our Costs of Operation and Adversely Affect the Quality of Our Services.

We have pursued and continue to pursue a strategy of aggressive growth in the Internet and international and local telecommunications businesses. As part of this strategy, we have constructed a satellite base station, invested in undersea cables for Internet and international telecommunications transmissions and are currently rolling out and marketing our local telephony services. The deployment of these projects has resulted and will result in greater demands on our systems and controls and may place a strain on our administrative, operational and financial resources. Our ability to manage future growth will depend upon our ability to continue to:

•	manage the simultaneous implementation of our infrastructure development and marketing plans;

•	cope with both predictable and unforeseen problems associated with being a relatively new entrant in rapidly evolving industries;

•	effectively monitor our operations so as to control costs and maintain effective quality controls;

•	maintain high traffic volume and offer competitive prices to customers.

Our failure to achieve any of the above in an efficient manner and at a pace consistent with the growth of our business could have an adverse effect on the quality of our services and increase our costs of operation.

Our Fixed Telecommunications Network Business has Incurred Losses since Inception and We Expect It to Incur Future Losses.

For the year ended August 31, 2002, we incurred an operating loss of approximately HK$121 million from our fixed telecommunications network service operations. While we have stopped offering our content and e-service operations, we expect our fixed telecommunications network service business will continue to incur net losses as we expend substantial resources on developing and marketing broadband Internet access services and local telephony services. We cannot assure you that we will achieve or sustain profitability in our fixed telecommunications network operations.

Because Some of Our Businesses are Still at an Early Stage of Implementation, Evaluation of Our Business and Our Prospects is Difficult.

Because of the short operating history of our broadband Internet and local telephony services, our historical financial data may not be a meaningful basis for you to evaluate us and our prospects. These businesses are still at an early stage of implementation, and the revenue, potential income and cash flows from these new businesses are unproven. Accordingly, evaluation of our businesses and our prospects is difficult, and we cannot give you any assurance that we will succeed in these businesses.

Growth of Our Fixed Telecommunications Network Business Could be Adversely Affected if Internet Usage in Hong Kong Does Not Continue to Increase.

Our business strategy in part depends on the number of Internet users in Hong Kong increasing as well as increases in the types of products and services that Hong Kong consumers rely on the Internet to provide. We cannot be certain that Internet growth in Hong Kong will continue at as fast a rate as we expect. If Internet usage fails to increase or evolves away from the products and services we provide, the amount of revenues that we are able to derive from our Internet business will be limited.

The Development of a Fixed Telecommunications Network and International Transmission Facilities Requires Significant Capital Expenditures. These Capital Expenditures May Vary Materially from Those Currently Planned and May Impose a Burden on Our Financing and Operating Activities.

Since our application to provide wireless fixed network telecommunications services was approved on February 3, 2000, we have been spending, and will continue to spend, a significant amount on, among other things, constructing base stations in various key locations in Hong Kong, installing microwave transmission dishes and cable systems on each connected building, and obtaining access rights to these buildings. We commenced the installation of in-ground fibre optic cable in certain high-population density areas in Hong Kong in January 2003, and we invested in two undersea cables as part of our strategy to establish our own international transmission facilities and limit our reliance on third party infrastructure. Finally, we have made, and will continue to make, capital investments in the development of our local telephony service.

We incurred capital expenditures of approximately HK$524 million in fiscal 2002 and expect to incur capital expenditures of approximately HK$250 million in fiscal 2003 and HK$200 million in fiscal 2004 in connection with these projects and the development of our business. If capital requirements vary materially from those currently planned, we may require additional financing sooner than anticipated.

While we intend to fund such expenditures by using our cash in hand as well as cashflow from operations, we may not have adequate capital to fund these expenditures, in which case we may need to seek to raise additional capital through debt or equity financing or other means. Any such additional equity financing may be dilutive to our shareholders, and debt financing, if available, may involve restrictions on our financing and operating activities. If we are unable to obtain additional financing as needed, we may be required to reduce the scope of our operations or anticipated expansion.

Internet Security Concerns Could Limit Our Ability to Develop Revenues from Internet Access Services.

We hope to develop our Internet access services, particularly our broadband Internet service, as significant sources of our revenues. However, customers’ concerns over the security of confidential information and the uninterrupted provision of Internet access service could limit our ability to sustain or develop this business in the future. Confidential information and the provision of Internet access services could be affected by computer viruses, break-ins and other inappropriate use of our network, such as e-mail spamming or junk e-mail. Computer viruses, break-ins or other problems could have the following effects on our Internet business:

•	it could result in interruption, delays or cessation in Internet access services to our customers;

•	it could potentially jeopardize the security of confidential information stored in the computer system of our customers; and

•	it could result in costly litigation.

We may incur significant costs to protect us against the threat of security breaches or to alleviate problems caused by such breaches. In addition, alleviating these problems may cause interruptions, delays or cessation in service to our users, which could cause them to stop using our service or assert claims against us.

We Began, Through HKBN, to Offer Local Telephony Services in April 2002. This New Service Offering Requires Us to Expend Financial and Administrative Resources, and We May Not be Able to Successfully Compete Against Existing Local Telephony Providers.

As part of our plan to expand the fixed telecommunications network services that we provide, we began offering local telephony services in April 2002 through Hong Kong Broadband Network Limited (“HKBN”). We have limited experience in offering these services and we may experience problems with the roll-out that we do not currently anticipate. These problems could cause our expenditures to be greater than we expect, could delay the installation of the required equipment, or otherwise limit our ability to add local telephony subscribers. Further, we will be required to devote considerable managerial and technical resources to this roll-out in order to successfully develop a competitive local telephony service. Allocation of financial, managerial and technical resources to develop our local telephony services will reduce the resources we might otherwise devote to Internet access or our other service offerings.

There are currently a number of local telephony providers, including PCCW-HKT and others, that have more experience at providing these services. We cannot be sure that our service offering will compete effectively against the more established local telephony providers. If we are not able to successfully build market share in local telephony, our ability to generate profit from this business will be limited.

We Depend on Key Personnel and the Quality of Our Management Would be Affected by the Loss of Their Services.

Competition for qualified employees and personnel in the telecommunications and Internet services industry is intense and there are a limited number of Chinese-speaking professionals with knowledge of and experience in these industries. Our success depends to a significant degree upon our ability to attract and retain qualified management, and technical, marketing and sales personnel and upon the continued contributions of such management and personnel. We also rely extensively on the services of our executive officers, including Wong Wai Kay, Ricky, our chairman, and Cheung Chi Kin, Paul, our managing director. While we have employment agreements with members of our senior management staff, we cannot assure you that we will be able to retain their unique services.

We are Involved in Several Legal Proceedings That, if Decided Unfavorably to Us, Could Adversely Affect Our Profitability

We are currently involved in a number of legal proceedings in Hong Kong. If these proceedings are resolved in a manner adverse to City Telecom, our business and profitability could be harmed. The most significant proceedings are:

•	A case in which the plaintiff alleges that we were not entitled to delivery fees and were liable for interconnection fees, totaling approximately HK$96,400,000, pursuant to a carrier services agreement and a telecommunications service agreement between City Telecom and the plaintiff.

•	A case in which PCCW-HKT (then Cable & Wireless HKT) alleges that certain of our business practices breached our agreements with PCCW-HKT and unlawfully interfered with their telecommunications business.

•	A case in which the plaintiff alleges that one of our wholly owned subsidiaries wrongfully terminated a telecommunications service agreement between them leaving unpaid obligations to the plaintiff of approximately US$3,600,000.

In each of the proceedings mentioned above, we are vigorously defending City Telecom against the claims. However, we cannot predict the way that an arbitrator or a court of law will view the facts in dispute, and we cannot predict the outcome of these proceedings.

We have more fully set forth the facts and current status of these proceedings in this annual report under the heading Item 8 “Financial Information—Legal Proceedings”.

Risks Relating to Our Technological Infrastructure

Slow System Performance Could Cause Us to Lose Internet Customers to Our Competitors.

Our system’s performance may slow at certain peak times, especially with respect to the transmission of multimedia content. Our ability to increase our handling capacity, and increase the network’s performance, will depend on:

•	the successful expansion of our own local fixed network, and

•	our ability to secure more leased lines from PCCW-HKT and/or other network operators.

We cannot be sure that we will be able to increase the performance of our Internet system. If we do not, our customers may subscribe to Internet access services provided by one of our competitors.

If We Experience System Failure or Shutdown in Communications Networks, We May Not be Able to Deliver Our Services.

Connection for our international telecommunications, local telephony and Internet services is carried through the circuits of local fixed network operators or privately leased lines from PCCW-HKT, international cable lines, our own switching systems and other network related infrastructure. Our provision of such services depends largely on the stability of this network, portions of which are outside of our control. The network may be vulnerable to damage or interruptions in operation due to fire, power loss, telecommunications failures, network software flaws, virus attacks, transmission cable cuts and similar events. In general, any failure of our network, our servers, or any link in the delivery chain that results in an interruption in our operations, whether from operational disruption, natural disaster or otherwise, could damage our reputation, reduce our ability to attract and retain subscribers and adversely affect our results of operations.

Our local telephony service uses voice-over-Internet-protocol technology. We believe that we are one of the first companies to offer local telephony using this technology in Hong Kong. As a result, we may experience problems achieving the level of quality that consumers expect from local telephony service. If technical or other problems cause our local telephony service to fall below customers’ expectations, we may not be able to achieve the subscriber targets that we have set, or operate this segment of our business profitably.

We Will be Limited in Our Ability to Expand Our Telecommunications Business Unless We Obtain Additional Network Capacity.

Following network upgrades completed in fiscal 2002, our international telecommunications network has the capacity to handle monthly traffic of approximately 120 million minutes. Our ability to continue to increase traffic volume depends on our ability to expand the network on a timely basis, which in turn is subject to:

•	the availability of international leased lines from PCCW-HKT or other international carriers at favorable rates; and

•	the development of our own telecommunications facilities.

If we fail to increase the capacity of our telecommunications network, our ability to increase our international telecommunications minutes and revenues will be limited.

If We are Unable to Stay Ahead of Technology Trends and Evolving Industry Standards, Our Services May Become Obsolete.

Internet businesses are characterized by rapidly changing technology and industry standards, evolving subscriber needs and the introduction of new services. The continuously changing nature of these services, and their increasingly shorter life cycles require us to continually improve our performance, services and network in order to compete successfully with the offerings of our competitors.

We cannot be certain that we can continue to be successful in responding in a timely and cost-effective way to keep up with these developments. Furthermore, changing our services in response to market demand may require the adoption of new technologies that could render many of the technologies that we are currently implementing less competitive or obsolete. To respond successfully to technological advances and emerging industry standards, we may require substantial capital expenditure and access to related or enabling technologies in order to integrate the new technology with our existing technology. We may not be successful in responding to these changes or in continuing to offer the products and services demanded by our customers.

Environmental Factors in Hong Kong Could Limit Our Ability to Make a Profit on Wireless Internet Services.

Wireless transmission of information is subject to environmental influences, which could increase our costs of using this technology. In particular:

•	Wireless technology requires an unobstructed line of sight between two linked antennas. Hong Kong is characterized by large variations in elevation and numerous tall buildings.

•	Weather conditions, such as heavy rainfall, can adversely impact the transmission quality of wireless signals and necessitate shorter distances between antennas to maintain desired transmission quality. Hong Kong’s weather patterns often result in heavy rainfall during certain periods of the year.

Each of these factors may cause us to install a larger number of antennas than we anticipate to provide quality service over our coverage areas. Installation of a greater number of antennae than we plan for could considerably increase our costs and affect the profitability of providing wireless services.

Risks Relating to the Regulatory, Political and Economic Environment

Our Revenues May be Adversely Affected by Increases in Tariffs Mandated by the Chinese Government.

China’s Ministry of Information Industry (the “MII”) and the State Development Planning Commission jointly set tariffs for all domestic and international long distance services in China using public switched telephone networks, leased lines and data services. Certain tariffs payable by us to our carrier partners were based, among other things, on the tariffs determined by these agencies with respect to the calls our subscribers make to persons in China. In October 2002, the MII substantially increased one of these tariffs, the termination rate for incoming telephone traffic from all countries and regions into China, as of November 1, 2002. To cover the increased cost for terminating traffic in China, we increased the rates we charged our customers for calls into China, which represented 63% of our international traffic for fiscal 2002. This rate increase led to an immediate drop of traffic into China. Further, our market share was adversely affected, as one of our competitors did not increase the rates it charged its customers for calls into China as a result of the increased tariff. The MII may make additional changes to termination rates and related tariffs in the future, which we would expect to affect the costs of termination and the rates we charge our customers for calls into China. We cannot predict the timing, likelihood or likely magnitude of this, or any other tariff adjustment generally or the extent or potential impact on our business of future tariff increases. Such increases may lead to a decrease in traffic for calls into China, reduce our revenues and adversely affect our business and results of operations.

We Require Licenses From the Office of Telecommunications Authority to Provide Our Services. If One of These Licenses is Revoked or Not Renewed, We Would be Unable to Deliver the Services Authorized by That License.

We are able to provide international telecommunications services pursuant to a public, non-exclusive telecommunications license for external telecommunications service operators issued by the Office of Telecommunications Authority (“OFTA”) on November 10, 1998. Our dial-up Internet services operate under a PNETS license for international value-added network service operators, issued by OFTA on December 7, 1993 and amended to include Internet services in 1998. Our subsidiary, HKBN, launched our broadband Internet service pursuant to a wireless fixed telecommunications network services license (“FTNS License”) awarded in February 2000 by the Telecommunications Authority. We operate our satellite base station pursuant to a fixed carrier license, valid for 15 years, that was granted by OFTA in May 2001. Each of these licenses is subject to OFTA’s review annually.

Further, we received an undersea cable-based fixed telecommunications network services license from the Telecommunications Authority in March 2002. Finally, HKBN’s wireless FTNS License was modified to include wireline-based fixed telecommunications network services in April 2002 by OFTA. OFTA’s failure to renew or its revocation of any of these licenses would have a significant adverse impact on our future growth and profitability. In addition, future changes in Hong Kong’s telecommunications and Internet regulations or policies could have an adverse impact on our operations.

PCCW-HKT May Not Refund to Us a Portion of Our Expected Refund of HK$97 Million in Universal Services Contributions.

Pursuant to the terms of the Statement on Universal Services Contribution—Confirmed Level for 2000 and Provisional Level on and after January 1, 2001 issued by OFTA on November 30, 2002, we are entitled to receive a refund of the universal services contributions that we paid in respect of the period from January 1, 2000 to December 31, 2000 in the sum of approximately HK$41 million, and in respect of the period from January 1, 2001 to June 30, 2002 in the sum of approximately HK$56 million. PCCW-HKT refunded to us HK$41 million in February 2003 but the timing for payment of the remaining balance of the refund is still subject to confirmation. Were PCCW-HKT to dispute the amount of the refund for this period, OFTA could determine that we are entitled to only a refund of a lesser amount, or to no refund at all, which would adversely affect our financial position for fiscal 2003. For an explanation of universal services contributions, please see Item 5 “Operating and Financial Review and Prospect—Overview—Our Expenses—International Telecommunications”.

Fluctuations of the Hong Kong Dollar May Increase Our Operating Costs.

A major portion of our operating costs are interconnection charges paid to overseas carriers for the delivery of our international calls. Substantially all of these interconnection charges are denominated in U.S. dollars or other currencies. Any depreciation of the Hong Kong dollar, against the U.S. dollar or other currencies, would increase our operating costs and adversely affect our profitability.

Fluctuations of the Hong Kong Dollar Could Adversely Affect the Value of the American Depositary Shares.

Our outstanding shares are listed on The Stock Exchange of Hong Kong (the “SEHK”), on which shares are quoted and traded in Hong Kong dollars. Cash dividends, if any, in respect of the shares represented by the American depositary shares will be paid to the depositary in Hong Kong dollars and then converted by the depositary into U.S. dollars, subject to certain conditions. Any depreciation of the

Hong Kong dollar against the U.S. dollar would, among other things, adversely affect the amounts a registered holder or beneficial owner of American depositary shares will receive from the depositary in respect of dividends, the U.S. dollar value of the proceeds which a holder would receive upon sale in Hong Kong of the shares and the secondary market price of the American depositary shares.

The State of Hong Kong’s Economy May Affect Our Profitability.

As we are principally engaged in the provision of international telecommunications, local telephony and Internet services in Hong Kong, our financial position and the results of our operations will be affected by the conditions of the telecommunications and the Internet markets in Hong Kong, which may in turn be influenced by the general state of the Hong Kong economy. The Hong Kong economy has experienced considerable volatility during the late 1990s and from 2000 to 2002, and there can be no assurance that it will not continue to do so in the future. This could adversely affect our business operations.

There May be Political Risks Associated with Doing Business in Hong Kong.

A significant part of our facilities and operations are currently located in Hong Kong. Hong Kong is a Special Administrative Region of the People’s Republic of China (“China”) with its own executive, judicial and legislative branches. Hong Kong enjoys a high degree of autonomy from China under the principle of “one country, two systems”. We, however, can give no assurance that Hong Kong will continue to enjoy autonomy from China. Any intervention by the government of China in the affairs of Hong Kong, in breach of the “one country, two systems” principle, may adversely affect our revenues and our share prices.

You May Have Difficulty Enforcing Judgments Against Us or Our Management.

City Telecom is incorporated in Hong Kong. All of City Telecom’s directors and executive officers and some of the experts named in this annual report live outside the United States, principally in Hong Kong. Also, all or most of City Telecom’s assets are located outside the United States. As a result, you may not be able to:

•	effect service of process upon us or these persons within the United States, or

•	enforce, against us or these persons within the United States, court judgments obtained in United States courts. These judgments include judgments relating to the federal securities laws of the United States.

There is also doubt as to whether Hong Kong courts will enforce judgments of United States courts, based only upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state of the United States.

Risks Relating to the shares and the American depositary shares

Our Share Price has been and May Continue to be Volatile.

The trading price of our shares has been and is likely to continue to be extremely volatile. Since the our offering of our American depositary shares on November 4, 1999, the closing price of our ordinary shares on the SEHK ranged from HK$8.950 to HK$0.420. Our share price and the price of the American depositary shares could be subject to wide fluctuations in response to a variety of factors, including, among others:

•	actual or anticipated variations in our operating results;

•	announcements of new services or pricing options by us or our competitors;

•	changes in financial estimates by securities analysts;

•	conditions or trends in the Internet and telecommunications industries;

•	changes in the market valuations of companies that provide Internet and telecommunications services; and,

•	rumors of and announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments.

As of January 31, 2003, we had approximately 506,320,663 shares issued and outstanding. All of the outstanding shares are freely tradable in our primary trading market, the SEHK, and can be traded in the United States in the form of American depositary shares in compliance with the holding period, volume, and manner of sale restrictions under Rule 144 under the Securities Act of 1933, as amended. It is possible that we may issue additional shares in connection with our financing activities, acquisition activities or otherwise. Any shares that we issue will be freely tradable on the SEHK, and, depending on the circumstances of their issuance, may also be freely tradable in the U.S. public market.

Your Shareholdings May be Diluted as a Result of Any Conversion of Our Outstanding Warrants and Stock Options.

As of January 31, 2003, there were outstanding options to purchase 21,860,000 shares under our share option scheme which was adopted in 1997 (the “1997 Scheme”), at an average conversion price of HK$0.57, and we had 86,628,137 warrants outstanding that enable the holders thereof to subscribe for an equal number of shares at an initial subscription price of HK$0.40 per share. Please see Item 6 “Directors, Senior Management and Employees—Share Ownership—Share Option Schemes” for details of the 1997 Scheme and the new scheme adopted in December 2002. Our warrants also trade on the SEHK. Upon conversion of such options and warrants, minority ownership would be diluted from 48.5% to 43.3%. Further, conversion would also result in a decrease in the net tangible book value per share of our currently outstanding shares.

ITEM 4.    INFORMATION ON THE COMPANY

City Telecom’s History and Development

City Telecom (H.K.) Ltd. was incorporated in Hong Kong on May 19, 1992 under the Companies Ordinance (Chapter 32 of the laws of Hong Kong) (the “Companies Ordinance”). Our registered office is located at Trans Asia Centre, 13th—16th Floors, 18 Kin Hong Street, Kwai Chung, Hong Kong, telephone (852) 3145-6888. Our agent for U.S. federal securities laws purposes is CT Corporation System, 111 Eighth Avenue, New York, NY 10011.

City Telecom provides international telecommunications and, through HKBN, Internet access and other fixed telecommunications network services in Hong Kong. We believe that one of our most important competitive strengths has been our ability to quickly expand our service offerings when changes in regulation or technology have provided us with an opportunity to do so. Some of the major events of our history and development have been:

•	In September 1992, we began to provide international telecommunications service using the toll-free transit communication technology, later marketed under the name 888 Calling Card Service.

•	In May 1993, we obtained a PNETS License.

•	In January 1994, we introduced a second international telecommunications service, marketed under the name 003 Guaranteed Fax Service, using the store-and-forward transmission technology. In September 1994, we launched a third international telecommunications service, called GlobaLink Long Distance Calling Card.

•	In January 1997, we launched our fourth international telecommunications service, the IDD 300 Calling Service. In March of that year, to target our prospective and existing corporate subscribers, we established INC as a special business unit dedicated to providing high-quality, competitively priced international telecommunications services to corporations in Hong Kong. In June 1997, we obtained a PNETS license from OFTA for the provision of virtual private network services, catering to the needs of multinational corporations.

•	In August 1997, we completed the initial public offering of our shares, which were listed on the Stock Exchange of Hong Kong.

•	In February 1998, PCCW-HKT lost its monopoly over facsimile transmission using international simple resale. We launched our fax services using international simple resale in the same month. We launched our first Internet related service, CTIm@il, in March 1998. We launched our Internet business, named CTInets, in June 1998.

•	In November 1998, PCCW-HKT lost its monopoly over voice transmission using international simple resale. That same month we became the first Hong Kong company to obtain a public, non-exclusive telecommunications service license covering the provision of international telecommunications services using international simple resale.

•	In January 1999, we launched our new access number 1666 for our international telecommunications services, supported by the international simple resale arrangement.

•	In July 1999, we began offering free Internet access to new subscribers.

•	In August 1999, we launched iChannel, one of the first multimedia channels on the Internet catering to Chinese Internet users globally.

•	In November 1999, we successfully completed a global offering of shares and listed our American depositary shares on the Nasdaq.

•	In February 2000, HKBN, our wholly owned subsidiary, obtained a wireless fixed telecommunications network services license from the Telecommunications Authority.

•	In March 2000, DDI Corporation, formerly known as KDD Corporation, purchased a 15% stake in HKBN, forming a strategic partnership with HKBN to develop our wireless broadband network. In the same month, HKBN launched its wireless broadband Internet access services and network in Hong Kong.

•	In May 2001, the Telecommunications Authority awarded us a satellite-based fixed carrier license.

•	In January 2002, pursuant to a rights issue by HKBN, we subscribed for shares sufficient to increase our beneficial interest in HKBN to approximately 96%.

•	In March 2002, we were awarded a cable-based external FTNS license. In the same month, we bought KDDI’s remaining 4% stake in HKBN, making HKBN our wholly owned subsidiary.

•	In April 2002, HKBN became a wireline-based FTNS licensee and officially launched its fixed line local telephony services in Hong Kong.

•	In May 2002, we started operation of our Asia-Pacific Cable Network 2 (“APCN 2”) and Japan-U.S. undersea cables for international calls and broadband Internet access.

•	In June 2002, we launched a new access number, “0030,” for our international telecommunications services, which offers international direct dialing at competitive calling rates.

•	In July 2002, we established a subsidiary in Guangzhou, China to provide back office customer support services.

Business Overview

We provide international telecommunications, local telephony and Internet services in Hong Kong. We were established in 1992, following the Hong Kong Government’s decision to introduce competition into Hong Kong’s local and international telecommunications markets. Since our establishment, we have aggressively marketed our brand name and the services that we provide to capitalize on the growth, deregulation and profitability of the Hong Kong telecommunications market.

We believe that we benefit from several key competitive strengths that will drive our continued growth:

•	Market position. We are one of the largest providers of international telecommunications and Internet services in Hong Kong. Our large subscriber base enables us to reduce the per-subscriber costs associated with providing our services and will enhance our ability to enter into favorable arrangements with network equipment providers and operators;

•	Innovative management team/strong research and development staff. Our management team has demonstrated its ability to quickly capitalize on developments in the Hong Kong regulatory environment which allow us to expand our service offerings. Our experienced research and development personnel provide us with the technological expertise to continually expand our product range and improve the quality and reliability of our services;

•	Metro Ethernet broadband network. Our broadband network uses “Metro Ethernet” technology provided by Cisco Systems, and covers approximately 60% of Hong Kong’s population, including much of its most densely populated areas. This technology is highly scalable, and has allowed us to add local telephony service over our fixed telecommunications network without incurring the large capital expenditures and costs often associated with providing such services. In addition, we could further expand the services we provide over this network in the future to deliver products like pay television access with minimal capital expenditure;

•	Brand name recognition. We have an established brand name that is identified with high-quality and competitively priced telecommunications and Internet services in Hong Kong; and

•	Aggressive marketing team. Our established distribution network of promoters, sales agents and retail stores, together with our own experienced sales force, enable us to reach a wide customer base.

Revenue

A significant majority of City Telecom’s revenue is derived from business carried on in Hong Kong. A breakdown of revenue by category of activity is as follows:

	Year ended August 31,
	2000	2001	2002
	HK$	HK$	HK$
Revenue
International telecommunications services	1,119,148	861,338	908,981
Fixed telecommunications network services(1)	109,019	154,262	241,219
Content and e-commerce	5,960	1,034	—

Total operating revenue	1,234,127	1,016,634	1,150,200

(1)	Includes local telephony services since April 2002.

International Telecommunications Service

We were among the first companies to be granted a PNETS license by the Telecommunications Authority to provide international calling card service in Hong Kong. Since we first began providing international telecommunications services in 1992, we have greatly expanded our range of products and services. We now offer a variety of international direct dial services to our customers at competitive rates. We believe that our ability to deliver a range of services with varying features that cater to different customer needs has been one of the key factors of our success.

We currently offer to our customers the following international telecommunications products:

Product	Description
IDD 1666	Provides subscribers with international direct dial using the access number 1666 in Hong Kong

IDD 0030	Provides subscribers with international direct dial using the access number 0030 in Hong Kong

888 Calling Card	Allows cardholders to place international calls from Hong Kong and 30 other locations.

GlobaLink Long Distance Calling Card	Offers a convenient prepaid calling card to users that allows them to place international calls.

Mobile Call Forwarding Services	Allows call forwarding of HK mobile numbers so that subscribers can receive calls while overseas.

We aggressively price and market our telecommunications products to increase our market share and build our brand name awareness as one of Hong Kong’s leading telecommunications companies. In fiscal 2002, we achieved a large increase in total international telecommunications traffic, which grew to 915.9 million minutes from 579.9 million minutes in fiscal 2001. We also expanded our market share from 20% in fiscal 2001 to 24% in fiscal 2002. At present, our long distance call rates are comparable to or less than those quoted by the other four major local fixed network operators and other telecommunications providers for transmissions originating in Hong Kong to many destinations, such as the United States, Canada, the U.K. and China.

Our international telecommunications customer base consists of a mix of residential and corporate subscribers. While continuing to focus on the residential sector, we have emphasized the development of our corporate customer services. As of August 31, 2002, our registered customer base had increased by 17% to 1,147,689 compared to August 31, 2001. The following table shows the composition of our international telecommunications subscribers over the past five years:

	As of August 31,
Type of Subscriber(1)	1998	1999	2000	2001	2002
Residential	422,652	681,705	842,000	906,388	1,056,759
Corporate	18,379	36,716	63,984	76,067	90,930

Total	441,031	718,421	906,068	982,400	1,147,689

(1)	Subscribers refer to international telecommunications customers that have submitted complete application materials to us and therefore have a valid account. Subscribers may or may not be active users of our services.

While the tariffs for international telecommunications services have declined since the deregulation of the industry in 1992, we have been able to maintain our revenue growth by offering new services, such as mobile call forwarding services, to our customers, improving the quality of our existing services and enhancing the awareness of our brand name.

Competition

PCCW-HKT, Hutchison Global Communications Limited, New World Telecom Company Limited, and Wharf T&T Limited are the main competitors in our international telecommunications business. As in previous years, City Telecom experienced fierce price competition in Hong Kong during fiscal 2002. This competition was particularly affected by price reductions offered by the dominant telecommunications companies. We expect this price competition to continue into fiscal year 2003. In order to maintain our market share and high traffic volume, we have significantly reduced some of our international telecommunications rates and introduced new marketing and promotional offers from time to time. However, to offset these price reductions, we have taken steps to reduce our cost base, such as using our relatively large traffic volume to negotiate lower prices from our international partners, establishing a call center in Guangzhou to provide back office supporting services, and developing our own international telecommunications infrastructure. Further, during most of 2002, we benefited significantly from increasing liberalization and price competition among leased line providers in China, which lowered the prices we pay to connect our subscribers’ calls to destinations in China. For these reasons, despite continuing price competition, we achieved a reasonable gross profit margin in our international telecommunications operations. However, recent developments in China have affected our margins for some calls. Please see the discussion in Item 3 “Key Information—Risk Factors—Risks Relating to the Regulatory, Political and Economic Environment—Our Revenues May be Adversely Affected by Increases in Tariffs Mandated by the Chinese Government”.

Customer Retention

We have two customer service teams that monitor the usage patterns of our corporate and residential customers, respectively. Members of these teams telephone customers when our records indicate a significant decline in telecommunications usage by such customers. During the call, they attempt to determine a reason for the decline, and learn about the customer’s perception of our call quality, prices, and general level of customer service. We seek to address any concerns that the customer raises and return the account to previous usage levels.

We offer customized special discounts to corporate subscribers. In addition, we maintain a lowest price guarantee program for our residential subscribers whereby, for a premium charged monthly, we guarantee that the monthly telecommunications fees we charge our subscribers that join the program will be the lowest among the other four major fixed network operators in Hong Kong. To foster loyalty among our existing subscribers and increase our subscriber base, we occasionally give out gift items and free international calling minutes for subscribers who maintain certain usage levels or refer our services to new customers.

Telecommunications Network

Our telecommunications network currently has a monthly handling capacity of approximately 120 million minutes. We believe that the continuing improvement of our telecommunications network is important in supporting the growth in our subscriber base and the expansion of our range of services. To help us accomplish this goal, we continued to upgrade our telecommunications network in fiscal 2002 and plan to continue making further upgrades in fiscal 2003.

International Simple Resale

Our international simple resale license, which became effective in January 1999, has significantly changed the way that we provide our international telecommunications services. To connect an international call, we must transmit the signal between our switching systems and switching systems in the country to which the call is directed. Switching systems are the electronic systems that:

•	direct the telecommunications transmission to the selected international transmission circuit; and

•	take the signal from the international transmission circuit in the destination country and direct it to the local network for delivery to its destination.

Since receiving our PNETS license for the provision of external telecommunications service, we have acquired exclusive use of several leased international transmission circuits for direct transmission of international calls between our switching systems and switching systems in the destination countries under an international simple resale arrangement. Exclusive use of leased transmission circuits to transmit calls between switching systems has enhanced the quality of our international calls, reduced our reliance on third party infrastructure and lowered transmission costs of our services.

There are four ways of connecting calls under the international simple resale arrangement:

•	Direct Exchange of Traffic

We connect calls with the direct exchange of traffic method utilizing both our own underseas cables, whereby we deliver calls directly to overseas telecommunications companies, and the international transmission circuits we lease from either PCCW-HKT or other overseas telecommunications providers at a fixed monthly rate to deliver such calls. We currently have bilateral or servicing agreements with major telecommunications providers in Canada, China, Japan, Macau, Singapore, Taiwan, Thailand, the United Kingdom and the United States. Under these agreements, we have agreed to deliver each other’s outbound international calls to the ultimate end users at their location. We refer to this delivery as call termination. In the majority of these agreements, a monthly settlement payment is owed by the party whose outbound international traffic minutes are greater during the month than the inbound international traffic minutes received from the other party.

•	Re-routing of Traffic

For connections to call destinations where we cannot use our undersea cables and do not have bilateral or servicing agreements or switching systems in place, we have two ways of re-routing traffic through our arrangements with overseas carriers. The overseas carriers can re-transmit calls from our switching systems in Canada, Japan, or the United States. Alternatively, the overseas carrier can re-transmit calls from a country in which we have a bilateral agreement. For such calls, we pay interconnection charges to these overseas carriers.

•	Resale of Traffic

We also deliver our traffic to overseas switches through facilities operated by other Hong Kong local fixed network operators when these operators can deliver the call to the foreign destination for a price lower than our current rate or when our primary transmission method lacks capacity. In this case, we pay the local fixed network operators for access to their systems to connect to the international switches and deliver the call to the destination.

•	Direct Delivery of Traffic to Local Points-of-Presence for Overseas Carriers

Many overseas carriers have begun building points-of-presence in Hong Kong. This allows us to deliver our traffic for certain overseas destinations directly to the appropriate local point-of-presence for the relevant overseas carrier. These carriers provide their own international facilities back to their home countries. This direct delivery method achieves savings in the International Private Leased Circuit (IPLC) cost and better service quality with a direct connection.

Interconnection Arrangements

We have entered into interconnection arrangements with local fixed network providers in Hong Kong and overseas carriers to transmit calls between Hong Kong and overseas destinations. In choosing the local fixed network operators and overseas carriers with whom we cooperate, we take into account a number of factors including the level of interconnection charges and transmission efficiency and quality. We evaluate the performance of parties with whom we have interconnection arrangements periodically. We believe that we will not have difficulty in finding alternative overseas carriers if performance standards are not being met or a change is otherwise necessary. We have not experienced any disruption in the provision of our services as a result of a change of arrangements with overseas carriers or local fixed network operators.

We pay a fixed monthly fee to local fixed network operators for connection between our switches and their networks and a variable access fee payable on a per-minute basis when accessing their network. We negotiate the interconnection charges we pay with the overseas carriers, and the interconnection charges vary from one overseas carrier to another. All of the interconnection charges we pay to local fixed network operators and overseas carriers are made on an open account basis with credit terms ranging from 15 to 30 days. The interconnection charges we pay to local fixed network operators are denominated in Hong Kong dollars and substantially all the interconnection charges we pay to overseas carriers are denominated in United States dollars.

For the year ended August 31, 2002, payments to our top five local fixed network operators and overseas carriers represented approximately 79% of our total gross transmission costs.

International Telecommunications Switching Systems

We own three switching systems in Hong Kong, two in Canada (one each in Vancouver and Toronto) and one in Tokyo, Japan.

Our three switching systems in Hong Kong handle telephone calls originating and terminating in Hong Kong. Our telecommunications network mainly consists of NortelNetworks switching equipment and compression units supplied by Cisco Systems and ECI. These systems are programmed to automatically choose the optimal routing for each transmission. Optimal routing is a function of a variety of factors, such as country or territory of origination and destination, communication quality, efficiency and costs, and the capacity of the various communication methods available.

Our three Hong Kong switching systems operate independently of each other. If one systems breaks down, all transmissions are immediately diverted to the other switching system. We have never experienced a period where all systems experienced a failure at the same time since we commenced operations in 1992.

Monitoring

To ensure re liability of our telecommunications network, our monitoring system involves:

•	back-up systems for all of our switches;

•	individual self-reporting mechanisms and centralized performance monitoring systems for our switches and equipment;

•	an emergency self-reporting system that automatically contacts designated personnel via pagers;

•	24-hour system administration services; and

•	a 24-hour stand-by team for emergencies.

External Facilities Development

In March 2002, we received our license to provide undersea cable-based fixed telecommunications network services. This license allows us to purchase and operate our own undersea cables. In 2000, we entered into contracts with two large consortia of international telecommunications companies to acquire undersea cable capacity. Through the first contract, we invested in the Japan-U.S. undersea cable, which was completed in August 2001. Pursuant to the second contract, we agreed to jointly construct and maintain the Asia-Pacific Cable Network 2 (“APCN 2”) undersea cable as an international transmission facility. Construction of the APCN 2 cable was completed, and commercial operation began, in May 2002. We spent a total of HK$120 million on these two projects. We believe the utilization of these undersea cables provides capacity for significant future growth of our international call and broadband Internet services.

In April 2002, HKBN was awarded a wire-line based fixed telecommunications network license. This license allows us to develop our own fibre-based backbone for our fixed telecommunications network. Generally, fibre-based backbones offer certain advantages over wireless systems, such as higher capacity, that are beneficial in areas of high population density. We therefore commenced installation of our fibre-based backbone in certain densely populated areas which we will use to supplement or replace our existing wireless/leased wireline backbone in these areas. We believe this fibre-based backbone will allow us to achieve cost savings and provide additional capacity for further growth.

In January 2000, we were granted a letter of consent by the Telecommunications Authority to construct and operate our own satellite earth station, and we were awarded a satellite-based fixed carrier license by the Telecommunications Authority in May 2001. Construction of the base station started in the fourth quarter of 2000 and was completed in May 2001 at a total cost of approximately HK$7.0 million. We also entered into an agreement with COMSAT World Systems, an international satellite services company, to lease transponder space on its satellite for use in connection with the operation at our earth station. The earth station provides significant additional international transmission capacity that we now use as back-up for telecommunications and Internet traffic when our traditional transmission methods do not have adequate capacity or experience technical problems.

Our undersea cables, our back-up satellite base station, and our fibre-based fixed telecommunications network backbone enable us to better control international transmission speed and quality, and reduce the costs associated with international transmission and our reliance on third party infrastructure.

Fixed Telecommunications Network Services

Internet Access

Our goal is to build on our position as a leading provider of broadband Internet services in Hong Kong and increase the revenue we generate from Hong Kong’s Internet access market. We have expanded our registered subscriber base to approximately 160,000 broadband subscribers as of January 31, 2003.

We currently offer three types of Internet access service:

•	broadband Internet access,

•	56k dial-up Internet access, and

•	Internet access via Megalink / Mega-access.

Broadband Internet Access

In February 2000, we were awarded a wireless FTNS License by OFTA to provide fixed network services in Hong Kong using wireless technologies such as local multi-point distribution systems. Following the receipt of this license, we launched our broadband Internet services in March 2000 through our subsidiary HKBN.

We currently provide broadband Internet access to our residential and corporate customers at access speeds of up to 10 Mbps. As of January 31, 2003, our registered broadband customer base consisted of approximately 160,000 users. We are continuing to expand the coverage of our fixed telecommunications network and currently provide broadband Internet access to approximately 1.2 million homes passed, representing approximately 60% of Hong Kong’s households.

The following illustrates our two residential broadband Internet service plans that we were offering to our customers as of January, 2003:

Product	Low usage plan	Unlimited usage plan
Internet Access hours	HK$4.00 per hour	Unlimited
Monthly Fee	HK$48 per month, maximum of HK$218.00	HK$128

All broadband packages offer a free e-mail service that provides up to 10 megabytes of memory. Additionally, all packages include a variety of value added services. We frequently change our promotions in response to market conditions or as a way of attracting additional subscribers.

In addition to the residential packages described above, we have also developed broadband promotions that target corporate customers. We offer prepackaged plans that provide access at 10 Mbps and include on-site training, on-site maintenance support, high capacity data transfer and e-mail services. Corporate customers that subscribe to prepackaged plans pay fixed monthly subscription fees that range from HK$138 to HK$10,588.

To provide broadband access, our base stations transmit information via microwaves to antennas placed on the roof of each building. Accordingly, securing access rights for our microwave transmission dishes and relevant equipment and cable systems is a crucial step in the development of our fixed telecommunications network. We attempt to select buildings near high-density population areas on which to locate base stations to maximize the number of customer buildings that will have line of sight to the base station. From the rooftop transmission dishes, the signal is transferred via fibre cable to a router, which then directs information to individual households or offices via cable system that we have installed within the building.

In January 2003 we began to install our own fibre-based backbone to replace the existing wireless/leased wireline-based backbone in some locations. We select such locations primarily based on their relative population density, as we believe that installing our own fibre-based backbone will increase our capacity to handle the high traffic volume in such locations. We intend to continue to make such replacements in locations where we deem the population density sufficiently high to make such replacements cost-effective. As an interim measure, we are currently leasing asynchronous transfer mode, or ATM, lines from PCCW-HKT in a small number of locations to provide transmission services until we complete construction of our own transmission facilities.

We spent approximately HK$440 million in fiscal 2002, and plan to further spend approximately HK$250 million in fiscal 2003 to build the infrastructure necessary to provide service to an aggregate of approximately 1.2 million homes passed, upgrade our network to provide local telephony services and expand our fibre-based backbone. Notably, HKBN has been able to use its growing knowledge in developing the network infrastructure to continuously decrease the per home-pass amount of equipment and expense necessary to provide broadband service, which has led to considerable savings. We have reduced the capital expenditure necessary to provide service to each additional home covered by our network, from above HK$700 when we first commenced our service roll-out, to approximately HK$500.

Dial-up Internet Access

In addition to our broadband Internet access services, we currently provide 56K dial-up Internet access for residential subscribers. Our basic Internet package provides subscribers with unlimited Internet usage for a monthly fee of HK$68. The basic package also provides a number of features including easy to use Internet access software, e-mail and web-browsing, fax to e-mail/e-mail to fax services, personal homepage hosting and international roaming. We also offer an Internet package to customers in which subscribers are billed HK$4 per hour of Internet usage, with a maximum monthly charge of HK$108. This hourly package also provides the same additional features as our basic Internet package.

While our dial-up Internet access business remains a source of revenues, we currently are focusing our marketing efforts on our high-speed broadband service.

Data transmission for our dial-up Internet subscribers is carried through local circuits of fixed network operators to and from our two operations centers in Hong Kong. Upon arrival at our operations centers, modems direct data transmission to a number of Internet servers that organize and process the data. After the data is processed in the Internet server, it is forwarded to our switching systems for direction into the appropriate local or international leased circuits.

Internet access via Megalink / Mega-access

In addition to broadband and dial-up access, we offer our corporate users Internet access via resales of PCCW’s Megalink / Mega-access services. We offer prepackaged plans that provide access at speeds between 1.5Mbps to 3.0Mbps and, like our broadband offerings, include on-site training, on-site maintenance support, high capacity data transfer and e-mail services. Corporate customers pay a fixed monthly rate, which varies from HK$238 to HK$5,780 based on factors such as type of line, access speed, the number of users and amount of usage that we provide.

Competition

The principal competitors of our Internet access business are Netvigator, provided by PCCW-HKT and iCable.

Reliability

To ensure reliability and speed, our Internet monitoring system involves:

•	backup systems for critical software and hardware components;

•	individual self-reporting mechanisms for all essential servers;

•	scheduled performance tests on all network infrastructure;

•	24-hour system administration services; and

•	a 24-hour stand-by team for emergencies.

Local Telephony

In April 2002, we began the installation of our local telephony services in Hong Kong. To provide local telephony service, we install IP-based voice switching equipment in locations already wired with our broadband network. Voice signals are transmitted by the voice-over-IP switches into the cable system installed in the subscriber’s building. As the capital cost for the installation of voice-over-IP switches is not significant, the scalability of our broadband network allows us to provide new services over existing infrastructure with only minimal additional capital expenditure. Currently, the cost to install the equipment needed to provide local telephony services using voice-over-IP averages only HK$600 per subscriber. In addition, we now install such voice switching equipment together with our new installations of broadband equipment in some buildings. We expect a full roll-out of this service to be completed by the end of 2003.

HKBN launched our local telephony services in April 2002. As of January 31, 2003, we had 68,000 local telephony subscribers. We currently charge HK$78 per month for our basic local telephone services plan, and we offer a number of value added services, including call waiting, caller display, conference call and block-the blocker services, for an additional HK$20 per month. While our local telephony revenues did not contribute significantly to our total revenues in fiscal 2002, we expect that such services’ contribution to our revenues will grow significantly in fiscal 2003.

Research and Development Activities

We commit considerable resources to our research and development department in order to continuously improve our products and services and improve our market position. Our research and development expenditures were approximately HK$3,792,000, HK$2,971,000 and HK$2,166,000 for the years ended August 31, 2000, 2001 and 2002, respectively.

As of January 31, 2003, our research and development department in Hong Kong consisted of five staff members experienced in systems design, engineering, telecommunications and computer programming. It has primary responsibility for assessing new services offered by telecommunications and Internet companies in the United States and elsewhere. Where products or services are identified that we should consider offering to our subscribers, the research and development department brings these products and services to the attention of management. It may also prepare preliminary feasibility reports and perform testing and servicing functions.

To identify and develop new market opportunities, the research and development department works closely with our marketing department, which regularly provides up-to-date market information and monitors customer demand and sales. In connection with their established relationships with various manufacturers of telecommunications equipment, our research and development staff attend conferences where industry professionals discuss new telecommunications technologies and trends.

Sales & Marketing

Our primary marketing goal is to build City Telecom’s brand name as one of Hong Kong’s leading telecommunications and Internet companies. Because there is limited variation in the prices charged by our competitors, we believe that brand identity is one of the primary drivers of our continued growth in subscribers and revenues. We believe that we have been successful in building a strong corporate image in Hong Kong as a direct result of the efforts we have made and continue to make to advertise and promote City Telecom. We advertise our products and services through our on-street marketing force, telemarketing and direct mailing, as well as through television, radio, in Chinese language print media and on the Internet

For the years ended August 31, 2000, 2001 and 2002, our marketing expenses amounted to approximately HK$151,225,000, HK$86,574,000 and HK$168,441,000, respectively, representing approximately 12%, 8.5% and 15% of our total revenue, respectively. The majority of our marketing activity in fiscal 2002 was directed at promoting our broadband Internet services.

We have developed an extensive sales network in Hong Kong. Our senior marketing personnel closely oversee our sales network to ensure that a consistent image is presented by all of the sales representatives we use to promote City Telecom. Our sales force for selling our international telecommunications services and Internet services consists of:

•	200 commission-based agents responsible for on-the-street sales; and

•	250 part-time telemarketing staff.

We have developed a wide range of promotions which award various technology products and free trial periods to newly registered customers who sign on to a 12-month service contract. We have also greatly benefited from our use of “on-the-street” sales agents who meet Hong Kong residents in popular outdoor shopping areas and residential areas and encourage them to sign up with us.

INC, the division of our company responsible for corporate customers, coordinates our corporate marketing and sales efforts. We believe INC has one of the largest sales forces targeted at corporate users of telecommunications and Internet services in Hong Kong. Our INC division has a staff of 200 persons who design marketing and sales promotions specifically tailored to address the concerns of business users. It also organizes seminars for current and prospective customers to promote new products and services and to raise awareness of our various corporate offerings.

Customer Service

We believe that providing excellent customer service and support is essential to building and retaining a large and loyal subscriber base. We therefore have committed considerable personnel and financial resources to establishing a reliable, accessible customer service system.

To support our international telecommunications services, we provide a 24-hour per day hotline to handle complaints, telephone and written subscription applications and queries relating to account balances, pricing, billing and service information. Complaints and in-depth queries from subscribers that cannot be immediately remedied or answered are forwarded to a customer care team, which is responsible for answering such complaints and queries.

For our Internet services, we provide a hotline that responds to general customer service calls and answers questions relating to our Internet services, including problems of a more technical nature.

We have a dedicated customer service team to provide service to our corporate subscribers primarily during office hours. This team handles complaints, subscription applications and queries relating to technical operation, account balances, tariff rates, billing and service information. We also provide corporate customers with access to a highly skilled technical team that may go to the customer site for trouble shooting and repairs.

In July 2002, we established a customer service call center in Guangzhou, and centralized most of our customer service functions at that location. This facility enables us to lower our operating costs while continuing to increase our customer service capabilities.

Billing and Collection

Our account collection department is responsible for securing prompt payment from subscribers. Invoices are issued on a monthly basis and payments are usually due within 15 days of the issue date of invoice. All payments from our subscribers are denominated in Hong Kong dollars and are made by way of cash, cheque, credit card, payment by telephone service or automatic transfer from subscribers’ bank accounts. As a result of our tight credit control policy, our bad debts represented approximately 1% of our revenue for each of the three years ended August 31, 2000, 2001 and 2002.

When an account becomes past due, we send a reminder notice to the customers, usually within 10 days after the due date. If the default continues for 15 days after the due date, we send a second notice stating the overdue amount and notifying the customer that we charge a late payment fee of 1.5% per month on the outstanding overdue amount. For residential subscribers, we have the right to charge the outstanding overdue amount to the subscriber’s pre-registered credit card account or, if applicable, deduct the outstanding overdue amount from the subscriber’s application deposit. Open accounts are maintained for most of the corporate subscribers without pre-registered credit card accounts or deposits.

If an overdue IDD account is not settled within 45 days after the due date, we terminate the subscriber’s account. For broadband Internet access services and local telephony services, we generally allow a 90 day period before terminating the account, due to the minimal incremental cost to us of providing such services. If payment is still not settled after we terminate the account, we determine what recovery actions to take, which may include court proceedings and/or the use of collection agencies.

Hong Kong Regulatory Overview

The following is a brief summary of the Hong Kong laws and regulations that currently materially affect the international telecommunications and Internet services industries in Hong Kong. This section does not purport to be a comprehensive summary of all present and proposed regulations and legislation relating to these services industries. In particular, the regulatory principles relating to the pricing of international telecommunications services provided in Hong Kong are relatively complex and are the subject of regular review by OFTA. Accordingly, the following is not a summary of all the principles pursuant to which international telecommunications services are priced in Hong Kong, either on a wholesale or retail basis, nor the principles for pricing services provided by one telecommunications service provider to another.

Regulatory Environment

Under the Telecommunications Ordinance (Chapter 106 of the Laws of Hong Kong) (the “Ordinance”), it is an offence to establish or maintain a means of telecommunications (including the ownership or leasing of facilities that may be used for the provision of telecommunications services) without an appropriate licence issued by the Chief Executive in Council or OFTA headed by the Director of Telecommunications. OFTA administers the Ordinance and regulates all forms of telecommunications.

Licensing – Old Regime

Prior to April 1, 2000, telecommunications regulation in Hong Kong in relation to fixed line telecommunications took a two-pronged approach. OFTA issued FTNS Licenses to facilities-based operators and issued PNETS Licenses to services-based operators.

A FTNS License entitled the licensee to provide:

•	local fixed network services; and/or

•	external infrastructure facilities for overseas telecommunications.

The FTNS License, which allowed a license holder to provide wireless local fixed telecommunication network services was valid for a period of up to 15 years, and was renewable for a further 15 year period at OFTA’s discretion.

A PNETS License entitled the licensee to provide public non-exclusive telecommunications services, including:

•	external telecommunication services over the external facilities of the wire-line based FTNS licensees (but excluding the hybrid fibre coaxial cable network of Hong Kong Cable Television Ltd.) or other licensed external facilities providers; and

•	value added services using the fixed telecommunication networks operated by licensed operators including international value added services.

Licensing – Current Regime

The Ordinance was amended by the Telecommunications (Amendment) Ordinance, 2000 (“Amendment Ordinance”), which took effect from April 1, 2000. Under the new regime, licenses issued to all telecommunications operators (both wire-line and wireless) fall into four categories namely, exclusive licenses, carrier licenses, class licenses and miscellaneous licenses that fall outside these three categories.

A “Carrier License” is defined widely in the Ordinance to cover a number of licenses, including FTNS licenses (for wire-line operators) and Public Radiocommunications Services licenses (for wireless operators). OFTA no longer grants FTNS licenses, but instead grants Fixed Carrier licenses (for wire-line operators) and Mobile Carrier licenses (for wireless operators). OFTA is pursuing a gradual program of replacement of expired or surrendered FTNS licenses under the old regime with Carrier licenses.

The conditions of the Fixed Carrier license are essentially the same as the corresponding FTNS license conditions, except that some of the General Conditions have become Special Conditions (in order to make the General Conditions consistent for both Fixed and Mobile Carriers). The General Conditions are specified in a Schedule to the Telecommunications (Carrier Licences) Regulation which came into force on April 1, 2001. The Carrier Regulation sets out the types of carrier licenses (including restricted and unrestricted), the General Conditions, periods of validity and license fees applicable to those licenses. The Special Conditions of a Carrier license vary according to the type of service being provided by the Carrier.

At the time of writing, OFTA has issued FTNS or Fixed Carrier licenses for operators providing wireline-based fixed telecoms network services (for example; HKBN’s license has been modified from a local wireless FTNS license on April 16, 2002 to include the operation of local wireline-based FTNS as from January 1, 2003; and a brand new license was issued on January 20, 2003 to CM Tel (HK) Limited after the full liberalization of the fixed telecommunications market as of January 1, 2003), licenses for operators providing satellite-based and cable-based external telecoms services; and licenses for operators providing both local wireless FTNS services and external telecoms services (for example; license granted to SmarTone Broadband Services).

The PNETS Licenses continue to cover services based operators.

In terms of Class Licences, so far OFTA has created two Class Licences, namely Class Licence for In-Building Telecommunications Systems and Class Licence for the Provision of Public Wireless Local Area Network Services.

Competition and Consumer Protection Provisions

As noted above, there were significant amendments made to the Ordinance by the Amendment Ordinance in 2000. The most important component of the Amendment Ordinance was the introduction of competition provisions (some of which had previously appeared in FTNS and PNETS licence conditions) into the Ordinance itself. Some of the key changes included the following:

•	licensees are required under the Ordinance to ensure that they do not engage in anti-competitive conduct, abuse of dominant position in a market or misleading and deceptive conduct by licensees;

•	a third party suffering loss or damage from breach of such anti-competitive provisions in the Ordinance may bring an action for damages or seek other appropriate remedies; and

•	there is a right of appeal to a newly established telecommunications appeal board in connection with the anti-competitive provisions of the Ordinance (the Competition Affairs Branch of OFTA was formed on June 11, 2001).

Since introducing the new provisions, OFTA has taken its role in administering them very seriously and has developed codes to ensure their compliance. For instance, in October 2001 OFTA issued a Code of Practice for Mobile Service Contracts, which was the first of its kind to ensure the adoption of fair trade practices. It would not be surprising to see OFTA impose similar codes on Fixed Carriers in the near future, particularly in light of the full liberalization of the fixed telecommunications services market as of January 1, 2003.

On June 17, 2002, OFTA in conjunction with the Hong Kong Consumer Council, the Independent Commission Against Corruption (ICAC) and the Office of the Privacy Commissioner of Personal Data issued a Code of Practice on the Protection of Customer Information for Fixed and Mobile Service Operators (the “Code”). The Code applies to fixed and mobile operators and its objective is to offer guidelines for such operators in protecting the personal data of customers (that is a customer’s telephone number, residential address and details of call history).

The Code is voluntary and the suggested guidelines are not mandatory but merely underline good practices for fixed and mobile service operators for the protection of customer information in light of existing sanctions in Hong Kong legislation for the unauthorized disclosure of such information to third parties.

OFTA released an industry consultation paper on January 14, 2002 considering the interpretation of Misleading or Deceptive Conduct in the Hong Kong Telecommunications Market, as referred to in the Ordinance. A number of submissions were received from the industry during the consultation process and having considered these submissions OFTA decided to make extensive and significant changes to the previous draft paper and therefore considered it appropriate to issue a new consultation paper and conduct another short consultation exercise between January 17, 2003 and February 18, 2003. The guidelines on Misleading or Deceptive Conduct in the Hong Kong Telecommunications Market when finally issued will have an impact on all licenses subject to the consumer protection provisions under the Ordinance.

Domestic Facilities and Services

Prior to July 1995, one of PCCW-HKT’s wholly owned subsidiaries was the exclusive provider of domestic fixed wire-line telecommunications network services in Hong Kong under an exclusive franchise granted to it under the Ordinance. On July 1, 1995, the Hong Kong Government introduced limited competition in these services by granting three new FTNS Licenses to each of Hutchison Global Crossing Limited (“Hutchison”), New T&T Hong Kong Limited (now known as Wharf T&T Limited) (“New T&T” ) and New World Telephone Company Limited (“New World”), which allowed them to provide and operate these services. The Hong Kong Government also agreed to a three-year moratorium on the granting of additional Wire-line Based Local FTNS Licenses.

On May 5, 1999, the Hong Kong Government announced its decision to extend the moratorium on granting additional Wire-line Based Local FTNS Licenses until December 31, 2002, subject to the satisfactory binding commitments by each of Hutchison, New T&T and New World to roll-out additional local network infrastructure and services.

In order to further liberalize the market, the Hong Kong Government granted further FTNS Licenses in different categories prior to December 31, 2002. It granted five Local Wireless FTNS Licenses, including one which was issued to HKBN, for the provision of fixed telecommunications services using non-wireline based networks (commonly known as “wireless local loop”). Hong Kong Cable Television Limited was also granted a FTNS License to offer telecommunications services over its hybrid fibre coaxial cable network, subject to it making binding commitments on the continued roll-out of its cable network and the surrender, on an agreed schedule, of microwave multipoint distribution system frequencies allocated to it.

HKBN’s Local Wireless FTNS License was modified on April 16, 2002 to include the operation of local wireline-based FTNS as from January 1, 2003.

Under the new fully liberalized regime for the FTNS market, the new FTNS carrier licenses no longer come with performance bond requirements, such as minimum network roll-out and capital expenditure. To ensure a level playing field in the FTNS market, OFTA has decided to waive all financial commitments for operators (including HKBN) with existing performance obligations due in 2003, as of January 1, 2003.

International Facilities and Services

Prior to March 31, 1998, PCCW-HKT was the exclusive provider of all external telecommunications facilities and services in Hong Kong. In May 1993, OFTA began issuing PNETS Licenses, which allowed licensees to provide subscribers with access to PCCW-HKT’s external telecommunications services using a transmission method commonly known as “call-back”.

On March 31, 1998, PCCW-HKT surrendered its exclusive license to provide all external telecommunications facilities and services under the terms of a framework agreement entered into with the Hong Kong Government on January 20, 1998. Full liberalization of external services commenced on January 1, 1999 and competition of external facilities commenced on January 1, 2000. PCCW-HKT holds a FTNS License that authorizes it to operate both local and external fixed telecommunications network services. The FTNS Licenses of the three other domestic fixed network operators were amended to cover external fixed telecommunications network services from January 1, 1999 and external facilities from January 1, 2000.

FTNS Licenses have also been granted to licensees for non-cable based external telecommunications facilities (i.e. satellite or other wireless facilities) and for external telecommunications facilities based on undersea or land cables, but only to those who invest in bringing physical cables directly to Hong Kong. OFTA has indicated that it will not, before 2003, license external facilities providers who rely on indefeasible rights of use to provide their services.

This liberalization in the external telecommunications market has seen a number of new entrants into the market. At the time of writing, there are currently five Satellite Based External FTNS licensees and 19 Cable-Based External FTNS licensees. We obtained a Satellite-Based Fixed Carrier FTNS license in the name of CTI International Limited on May 22, 2001 (this license was amended on March 20, 2002 and its scope was modified to allow us to also supply cable-based external telecommunications services to our customers under this license). The license is now held by City Telecom (HK) Ltd.

Full Liberalization of the Fixed Telecommunications Services Market

On October 16, 2001, OFTA issued an industry consultation paper entitled “Implementation of the Full Liberalization of the Local Fixed Telecommunications Network Services Market from January 1, 2003” (the “Consultation Paper”) which invited comments from the industry on the details of the implementation of the policy for full liberalization of the local fixed telecommunications network services market.

On January 11, 2002, OFTA, released the final details of its plan for implementation based on industry response to the Consultation Paper. Full liberalization of the local FTNS market has occurred as of January 1, 2003. In summary, the key implementation details are as follows:

•	From January 1, 2003, the local and external FTNS market have been fully liberalized and there are no pre-set limit for the number of fixed carrier licences for the operation of local wire-line-based fixed networks as well as other forms of FTNS and EFTNS.

•	as of January 1, 2003, OFTA has been allowing parties that have purchased Indefeasible Rights of Use of submarine or land cables to apply for and obtain EFTNS licenses. Operators holding EFTNS licenses may apply for modifications of their licenses to extend their scope of services to operate their own back-haul services from the cable station to the local point of presence facility;

•	there are no rollout or capital expenditure commitments required from licensees that are licensed to operate from January 1, 2003 of local wire-line based fixed networks and/or external facilities.

•	in order to maintain equal treatment between new and existing operators in respect of performance commitments, all performance commitments of existing local and external operators that are due on or after January 1, 2003 as initially committed to in the licences granted have been waived;

•	OFTA will not grant any fixed carrier licences to operate local wire-line based fixed networks to applicants who intend to rely primarily on the interconnection with, and access to, the infrastructure of other operators or fixed carrier licensees to roll out their networks or provide their services;

•	newly licensed local wire-line-based fixed network operators obtain, on a case-by-case basis and subject to certain conditions, rights for access to buildings and road opening under section 14(1) of the Ordinance; and

•	local wireless FTNS and external FTNS operators are entitled to apply for the extension of the scope of services under their existing licences to operate local wire-line based fixed networks and other forms of fixed telecommunications network services.

On January 11, 2002, OFTA also released Guidelines for the Submission of Proposals Applying for Fixed Carrier Licences or Modifying Scopes of Services of FTNS or Fixed Carrier Licences for the Operation of Fixed Telecommunications Network Services from January 1, 2003 to assist those seeking to obtain new licences and those existing FTNS licensees seeking to modify and/or expand the scope of services that they are entitled to provide. A number of existing FTNS licencees have so far obtained modification of their local wireless FTNS licenses to include the provision of wireline-based telecommunications services.

Public Non-exclusive Telecommunications Services

PNETS Licenses are issued by OFTA to cover a wide range of basic services including international simple resale (whether voice, facsimile or data), or to provide international value-added services including call-transit services (call-back), store-and-forward transmission services, virtual private network services, Internet access and electronic mail.

During the mid 1990s, we were initially issued with three PNETS Licenses including a license to provide calling card services (“CCS License”), a licenses to provide international simple resale services for facsimile and data services (“ISR License”) and a license to provide virtual private network services (“VPN License”). We also have an International Value-Added Network Services License (“IVANS License”) allowing us to provide international value-added network services, including acting as an Internet Service

Provider. Each of these licenses was originally issued for a period of 12 months, renewable on the payment of a prescribed fee at the discretion of OFTA.

In 1998 we were issued an external telecommunications services PNETS license (“ETS License”), replacing the CCS, ISR and VPN Licenses. The ETS License allow us to continue providing CCS, ISR and VPN services along with a number of other international telecommunications services. From January 1, 1999, licensees for the provision of external telecommunications services under a PNETS License were allowed to provide external telecommunications services over the external facilities of PCCW-HKT and, since January 1, 2000, over the facilities of licensed external facilities providers.

Under the terms of ETS and IVANS Licenses, we are required to comply with certain conditions relating to technical and reporting matters, including technical directions and specifications for the operation of our network as set forth by OFTA. Additionally, we are prohibited from engaging in any conduct that, in the opinion of OFTA, has the purpose or effect of restricting competition in telecommunications services.

Non-compliance with the Ordinance, any regulations made pursuant to it, or any of the conditions of our PNETS Licenses, could result in our having one or more of our PNETS Licenses revoked or suspended. In addition, the Chief Executive in Council has the authority to revoke a PNETS License at any time if it is in the public interest to do so.

Regulation of City Telecom’s Pricing

Under the terms of our licenses, we are required to publish tariffs for the services we offer, and must charge no more for those services than the published tariffs. Additionally, we are prohibited from entering into any agreement or arrangement, which will in any way prevent or restrict competition in relation to the operation of our services or any other telecommunications services licensed by OFTA. Please see the discussion under “- Competition and Consumer Protection Provisions”.

As a provider of external telecommunications services, our licenses require us to pay the local network operators local access charges that are agreed between us and those relevant local network operators, or as are determined by OFTA from time to time. OFTA has powers under the Ordinance to determine interconnection charges. At present, it determines the amount of the local access charges imposed by PCCW-HKT and has indicated that it will determine local access charges imposed by other local fixed-line network operators if it is in the public interest to do so. External telecommunications service providers may seek such a determination by OFTA.

Additionally, as a provider of external telecommunications services, we are required to pay the universal service contribution to PCCW-HKT, at such a level as may be determined by OFTA from time to time. As an Internet service provider, we are also required to collect the PNETS charge from our dial-up Internet access subscribers on behalf of local fixed-line network operators.

Current Issues in Hong Kong Telecommunications Regulation

In recent years OFTA has introduced various measures as part of its deregulation of the Hong Kong Telecommunications market. The most important changes have included the full liberalization of the local FTNS market and the introduction of general competition provisions in the Ordinance.

As part of this ongoing process, OFTA is looking to introduce new measures to deal with the new telecommunications marketplace in Hong Kong. The most important current issue is the proposed regulation of mergers and acquisitions in the telecommunications industry (part of OFTA’s desire to maintain competition).

During 2001, OFTA issued a consultation paper seeking the industry’s views on its proposal to pass subordinate legislation which requires Carrier licensees (currently FTNS licensees) to seek the approval of OFTA for transactions resulting in the acquisition of an interest in a licensee exceeding certain thresholds (15%, 35% and 50%).

Under Sections 37(ga) and (gb) of the Telecommunications Ordinance, the Chief Executive in Council may make regulations on the control to be exercised over, or the beneficial ownership or control of the voting shares in, a licensee under the Telecommunications Ordinance. At the time of writing, no such regulation has been made under the Telecommunications Ordinance.

Until regulations relating to mergers and acquisitions are brought in under Section 37 of the Telecommunications Ordinance, there is no comprehensive requirement for OFTA’s consent to be obtained for changes to the ownership or control of a telecoms licensee unless the licensee’s license contains conditions which expressly require the consent of OFTA be obtained. Such conditions have, to date, only been included in 3G mobile carrier licenses and do not apply to FTNS licensees or PNETS licensees.

Telecommunications (Amendment) Bill 2002

In early May 2002, the Secretary of the Information Technology and Broadcasting Bureau gazetted the Telecommunications (Amendment) Bill 2002 (“the Bill”) to provide a legislative framework for the regulation of merger and acquisition activities in Hong Kong. Under the Bill, OFTA may direct a carrier licensee to take such actions as OFTA considers necessary to eliminate any anti-competitive effect where OFTA determines that a change in the ownership or control over a carrier licensee has, or is likely to have, the effect of substantially lessening the competition in a telecommunications market.

Alternatively, a carrier licensee may also seek the prior consent of OFTA on a voluntary basis to the proposed change in ownership or control. The regulatory regime proposed establishes an ex post regime whereby regulatory control will be exercised by OFTA after a merger and acquisition has completed. At this stage, it is not clear when the Bill will be passed and take effect.

The key features of the proposals under the Bill are as follows:

•	Where OFTA is of the opinion that a change in ownership or control over a carrier licensee (which includes, amongst other things, a person becoming the beneficial owner of more than 15% of the voting shares in the licensee or a person becoming a voting controller of more than 15% of the voting shares in the licensee) has, or is likely to have, the effect of substantially lessening competition in a telecommunications market, the carrier licensee shall take such action as OFTA considers necessary (including directing the carrier licensee to procure modifications to its ownership or control) to eliminate any such anti-competitive effect;

•	Failure to take such action would constitute a breach of the relevant provisions of the Telecommunications Ordinance and sanctions available under the Telecommunications Ordinance (including directions, financial penalty, suspension or cancellation of licenses) could then be imposed upon the carrier licensee.

•	Alternatively, prior to a proposed change in ownership or control, a carrier licensee may on a voluntary basis seek the consent of OFTA to the proposed change. This will give a choice to the carrier licensees whether to seek prior consent or not, taking into account the risk of being penalized subsequently if the activity is found to be anti-competitive.

•	After commencement of the Bill and before processing future cases, OFTA is required to formulate a set of criteria on the matters he will consider in determining whether a change or proposed change has, or is likely to have, an anti-competitive effect and issue guidelines in this respect.

•	Any decision made or direction issued by OFTA under the merger and acquisition provisions will be subject to appeal to the Telecommunications (Competition Provisions) Appeal Board.

The Bill is currently going through a number of readings in the Legislative Council (Legco). Before any cases can be processed under the Bill            , OFTA is required to formulate a set of criteria for determinations under the proposed new Section 7 P of the Ordinance. OFTA issued a consultation paper seeking views from the industry and the public in general on proposed guidelines for Mergers and Acquisitions in the Telecommunications Market, in January 2003. This consultation process ends on February 27, 2003.

It is expected that the Bill will be passed in the first half of 2003.

The Internet & Electronic Commerce

The Electronic Transactions Ordinance (Chapter 553 of the Laws of Hong Kong) facilitates the use of electronic transactions in Hong Kong. It recognizes the legal status of electronic records and digital signatures and covers the setting up of certification authorities for digital signatures and the admissibility of electronic records in court. Other ordinances (such as the Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong)), though not specifically aimed at regulation of Internet and electronic commerce, do impact on the use of the Internet and electronic commerce in Hong Kong.

A Privacy Commissioner monitors and supervises compliance of this ordinance. This ordinance applies to “data users” in Hong Kong and regulates the collection, storage and use of data relating to living individuals where it is reasonably practicable to identify those individuals. A “data user” is defined as “a person who, either alone or jointly or in common with other persons, controls the collection, holding, processing or use of “this data”.

In relation to “clicktrails” information, the Privacy Commissioner has indicated that customer site activity stored on an Internet service providers’ log is personal data if it is possible to associate these clicktrails with an individual customer.

Generally, companies that use web sites to sell products to the public must also comply with applicable Hong Kong consumer protection laws (for example, the Sale of Goods Ordinance (Chapter 26 of the Laws of Hong Kong)), Control of Exemption Ordinance (Chapter 71 of the Laws of Hong Kong), Supply of Services (Implied Terms) Ordinance (Chapter 457 of the Laws of Hong Kong), Unconscionable Contracts Ordinance (Chapter 458 of the Laws of Hong Kong).

In addition, Internet companies may be subject to the Control of Obscene and Indecent Articles Ordinance (Chapter 390 of the Laws of Hong Kong), which specifies a number of offenses, including any person who publishes, possesses for the purpose of publication or imports for the purpose of publication any obscene article, whether or not this person knows that it is an obscene article, commits an offence and is liable for a fine of HK$1,000,000 and imprisonment for three years.

It is also an offence to publish any indecent article to a person who is a juvenile, whether it is known that it is an indecent article or that a person is a juvenile. This offence could result in a fine of HK$400,000 and imprisonment of 12 months. A subsequent conviction could result in a fine of HK$800,000 and imprisonment of 12 months.

Organizational Structure

The following chart sets forth our principal subsidiaries (as of January 31, 2003):

(1)	The Company only registered its Chinese name, the English name is an unregistered translation.

The jurisdiction of incorporation and our ownership percentage of these subsidiaries as of January 31, 2003 was as follows:

Name	Jurisdiction of Incorporation	Percentage of Interest held by City Telecom (%)
Attitude Holdings Ltd.	British Virgin Islands	100
Automedia Holdings Ltd.	British Virgin Islands	100
City Telecom (B.C.) Inc.	Canada	100
City Telecom (Canada) Inc.	Canada	100
City Telecom Inc.	Canada	100
City Telecom International Limited	British Virgin Islands	100
City Telecom (Japan) Co. Limited	Japan	100
City Telecom (USA) Inc.	USA	100
CTI International Limited	Hong Kong	100
Golden Trinity Holdings Limited	British Virgin Islands	100
Hong Kong Broadband Network Limited	Hong Kong	100
CTI Marketing Company Ltd. (formerly iChannel.com Limited)	Hong Kong	100
IStore.com Limited	Hong Kong	100
963673 Ontario Ltd.	Canada	100
CTI Guangzhou Customer Services Co. Ltd.(1)	PRC	100

([1])	The company only registered its Chinese name, the English name is an unregistered translation.

Property, Plants and Equipment

We ownthree switching systems in Hong Kong, two in Canada (one each in Vancouver and Toronto) and one in Tokyo, Japan. We also own two switching centers in Hong Kong. In October 2002, we closed our switching system in Buffalo, New York in the United States.

In addition, we lease a retail shop and switching center in Hong Kong. Further, HKBN, our wholly owned subsidiary, owns a 100,000 square feet office headquarters in Kwai Chung, Hong Kong.

We have invested in two undersea cables, the Japan-U.S. cable and the Asia-Pacific Cable Network 2 cable, for use as international transmission facilities, both of which have been completed and in operation since May 2002. In May 2001, we finished construction of a satellite base station on the roof-top of HKBN’s office in Kwai Chung, Hong Kong.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion together with the rest of this annual report, including the financial statements and related notes included elsewhere in this annual report. The results discussed below are not necessarily indicative of the results to be expected in any future periods

Overview

City Telecom provides international telecommunications, local telephony and Internet services in Hong Kong. We were incorporated in May 1992, following the Hong Kong Government’s decision to introduce competition into Hong Kong’s local and international telecommunications markets, and we began offering international telecommunications services in September 1992. We incorporated HKBN in Hong Kong in August 1999 and launched our broadband Internet access network and services in March 2000. In addition, we began to provide local telephony services using our fixed telecommunications network in April 2002.

In addition to our operations in Hong Kong, we also provide international telecommunications services in Japan and Canada. In Japan, these services are provided through City Telecom (Japan) Co. Ltd. We established this company in February 1997 to compete in the Japanese international telecommunications market. We own all of the share capital of two telecommunications companies in Canada, City Telecom Inc. and City Telecom (B.C.) Inc., through a wholly owned subsidiary. We acquired our interests in these companies in December 1998 as part of our efforts to increase our market share of the telecommunications traffic between Canada and Hong Kong.

Our consolidated financial statements reflect the consolidated results of operations and financial position of these subsidiary companies from the date of their formation or acquisition by City Telecom. As of August 31, 2002, however, none of these subsidiary companies located outside of Hong Kong has made a material contribution to our revenues or expenses.

Our international telecommunications operations

From September 1992 until December 1998, we relied on the circuits of local network operators, PCCW-HKT and other overseas carriers to transmit our international calls. This type of international telecommunications service is commonly referred to as callback. A change to Hong Kong telecommunications regulations that took effect in January 1999 allowed us to obtain a license to use international simple resale to transmit international calls. We have since acquired the exclusive use of several leased international transmission circuits for direct transmission of international calls between our switches in Hong Kong and switches in other countries. International simple resale has had a positive effect on our international telecommunications revenues and profits. Additionally, the quality of the service we provide has improved and our transmission costs have decreased.

Our international traffic volume has increased each year since we began providing international telecommunications services. We continued to face significant competitive pressures in 2002, and we reduced the rates that we charge our international telecommunications customers by an average of 30%. However, we were able to offset the decrease in rates by aggressively growing our traffic volume, which rose by 58% compared to the previous year. We also continued our focus on securing low cost capacity for our international telecommunications business, which resulted in our gross profit margin of outgoing international calls increasing by 8% compared to the previous year.

Calls to China were the single largest contributor to our international telecommunications revenues, and our outgoing traffic volume to destinations in China increased by 87% in fiscal 2002 against the prior year. To lower our costs and rely more on our own infrastructure, we began to utilize our APCN 2 undersea cable to complete calls to China. After the 2002 fiscal year end, however, we were affected by a significant increase in the tariff rates established by the MII for termination of calls to China. We therefore raised the rates we charge our IDD customers for outbound calls to China to compensate for this increase, and our traffic volume was adversely affected. While outgoing traffic to PRC destinations has increased to levels comparable to those in existence before the rate adjustments, we remain subject to uncertainties regarding these tariff rates. Please see the discussion in Item 3 “Key Information—Risk Factors—Risks Relating to the Regulatory, Political and Economic Environment—Our Revenues May be Adversely Affected by Increases in Tariffs Mandated by the Chinese Government”.

We have continued to increase the percentage of corporate customers among our international telecommunications subscribers. Because our corporate customers generally use greater volumes of our services than residential customers, our corporate customers generate higher revenues per subscriber than residential customers. We intend to continue to market aggressively our international telecommunications services to corporate customers in fiscal 2003. We further intend to continue to solidify our market position by offering competitive tariffs and expect to enjoy continuous cost reductions brought about by the ongoing liberalization of the international telecommunications market.

Our fixed network operations

We devoted considerable resources to marketing our Internet access services in fiscal 2002. As a result, our revenues from Internet access services grew by 56% compared to fiscal 2001. Broadband Internet access was the primary focus of our marketing efforts, and fees from broadband accounted for 70% of our Internet revenues in that year. Our dial-up Internet access service revenues also benefited from our service plans that are aimed at generating higher Internet revenues either from monthly subscription fees or hourly usage fees. During the year ended August 31, 2002, Internet revenues comprised more than 21% of our total revenues. We expect a larger percentage of our future revenue to be derived from our Internet access services business as we continue to develop and market our Internet services and capitalize on the worldwide growth in Internet usage.

The wireless fixed telecommunications network services license that HKBN obtained from OFTA in February 2000 provided HKBN with the authority to begin installation of the wireless network that we use to provide broadband Internet access services. In addition, to enable HKBN to provide fixed telecommunications network services using wire-line technology in addition to the wireless technology that it currently employs, we applied with OFTA for a wireline-based FTNS license. HKBN was upgraded as a wireline-based FTNS licensee in April 2002. This upgrade allows us to develop our own fibre-based backbone to supplement the existing wireless/leased wireline based backbone in densely populated areas to achieve cost savings and provide additional capacity for further growth.

Our local telephony services

We started providing local telephony services in April 2002 through HKBN. Our ability to provide local telephony services requires only minimal incremental capital expenditure due to our versatile Metro Ethernet technology. During fiscal 2002, local telephony contributed less than 1% of our revenues, but we expect this to increase significantly in fiscal 2003.

Our Expenses

International telecommunications. The expenses we incur for our international telecommunications business consists of costs related to transmission, or cost of services, and other expenses. Our cost of services currently comprises four components:

•	Universal Services Contribution. PCCW-HKT has a universal service obligation to provide basic telephone service to any individual or entity that requests it. To compensate PCCW-HKT for the expenses of this obligation, all incoming and outgoing international calls in Hong Kong are charged a per-minute fee payable to PCCW-HKT. OFTA periodically adjusts the amount of this fee, which is commonly referred to as the USC, and our average rate has declined over the past several years. The provisional USC was approximately HK$1.3 cents per minute as of August 31, 2002.

•	Local Access Charges. In addition to USC charges, we pay to the network carriers whose local loop facilities we use to transmit calls to and from our customers’ sites a local access charge or “LAC”. Our LACs are calculated on a per-minute basis and vary among the different network carriers that we use to transmit our calls.

•	Charges for our international leased lines. We lease international transmission circuits from PCCW-HKT and other international carriers between Hong Kong and a number of countries. We use these circuits to carry our international traffic to and from such countries. We make fixed monthly lease payments to PCCW-HKT and the other international carriers in connection with these circuits.

•	Termination charges. When our subscribers’ calls arrive at the destination countries, they are transferred to a local network services operator who delivers the calls to their final destination. We pay these local network operators per-minute fees for each call delivered through their networks to the end destination. For calls placed by our subscribers to countries in which we do not have a bilateral or servicing agreement or our own switching system, we also pay these carriers to transmit our calls from our switching facilities in Hong Kong to these countries. Of the four components that comprise our international telecommunications expenses, termination charges represent the largest component.

In fiscal 2002, we made significant progress on our plan to reduce our reliance on transmission facilities owned by third parties and lower our cost of services. Specifically, we began to capitalize on the two contracts that we had entered into with large consortia of international telecommunications companies to acquire undersea cable capacity. Through the first contract, we invested in the Japan-U.S. undersea cable, which was completed in August 2001. Pursuant to the second contract, we agreed to jointly construct and maintain the Asia-Pacific Cable Network 2 undersea cable as an international transmission facility, which commenced operation in May 2002. We spent a total of HK$120 million on these projects. We believe the utilization of these undersea cables provides sufficient international capacity for significant growth of our international call and broadband Internet services. In addition, our satellite earth station is fully operational, and provides us with a key source of extra capacity in times of high traffic volume and reliable back-up capacity in the event our undersea cables experience problems.

In addition to cost of services, we generally incur significant sales and marketing expenses in connection with our international telecommunications business. Sales and marketing expenses consist of advertising costs, promotional and public relations expenses and the salaries and other expenses relating to our commission-based sales personnel. Other operating costs include maintenance costs associated with our network equipment, salaries and other related expenses, office expenses and depreciation charges.

Fixed Telecommunications Network Services. To provide Internet access services and other local fixed telecommunications network services, we incur transmission costs and line rental charges, which we currently pay to PCCW-HKT and other local fixed telecommunications network operators, with respect to the fixed lines that carry the data between the subscriber’s premises, our broadband network hub sites and our switching centers in Hong Kong. We also incur expenses in connection with the leased lines that carry the data from our switching centers to overseas destinations. However, as we continue to develop our local fixed network, we reduce our reliance on transmission capacity leased from other local fixed network operators to provide Internet access services. As of January 31, 2003, our expanded in-building block-wiring network covered 3,000 residential buildings with 1.1 million homes passed and 500 commercial buildings.

We continue to incur significant operating costs related to our efforts to promote our broadband Internet access services. We also began to promote our local telephony services in the second half of fiscal 2002. During the year ended August 31, 2002, we spent approximately 40% of our fixed telecommunications network services revenues on sales and marketing.

Other operating costs related to our fixed telecommunications network services include salaries and related costs, office, general and administrative costs and depreciation. Our salaries and related costs include those employees working on our Internet access service businesses, particularly those involved in the roll-out of our broadband Internet service and the local fixed network.

We made approximately HK$440 million of capital expenditures in connection with our fixed telecommunications network services, primarily for ongoing broadband network construction, during fiscal 2002.

Because of the various changes to our business discussed above, our ability to forecast our revenues with any degree of accuracy is somewhat limited. In addition, we cannot be sure that our planned capital expenditures and our marketing and sales expenditures will necessarily lead to increased revenues. If such efforts do not significantly increase our revenues, our business, operating results and financial condition will be adversely affected.

Results of Operations

The following table sets forth, for the years indicated, our results of operations.

	Year Ended August 31,
	2000	2001	2002
	(HK$ in thousands)
Statement of Income Data:
Revenues
International telecommunications	1,119,148	861,338	908,981
Fixed telecommunications network services	109,019	154,262	241,219
Content and e-commerce—Internet Advertising—see segment note	5,960	1,034	—

Total operating revenue	1,234,127	1,016,634	1,150,200
Cost of Services	(888,608)	(584,352)	(457,963)

Gross Profit	345,519	432,282	692,237
Operating expenses:
Salaries and related costs	(186,246)	(149,237)	(196,158)
Sales and marketing expenses	(151,225)	(86,574)	(168,441)
Office, general and administrative expenses	(159,127)	(169,661)	(228,276)
Provision for doubtful accounts receivable	(10,394)	(9,663)	(10,277)

Total operating expenses	(506,992)	(415,135)	(603,152)

Income (loss) from operations	(161,473)	17,147	89,085
Bank interest income	31,857	35,438	10,870
Interest expense	(6,228)	(4,542)	(3,504)
Other income, net	191,989	10,935	1,010

Income before taxation	56,145	58,978	97,461
Provision for income taxes	(1,202)	(18,775)	(14,566)

Income after taxation	54,943	40,203	82,895
Minority interest	15,058	13,724	8,234

Net income	70,001	53,927	91,129

Year Ended August 31, 2002 Compared to Year Ended August 31, 2001

Revenue. During fiscal 2002, we continued to experience substantial growth in our international telecommunications business while also significantly increasing revenues from our fixed telecommunications network services. Total revenue increased by 13% from HK$1,016.6 million during fiscal 2001 to HK$1,150.2 million during fiscal 2002. International telecommunications services experienced a 58% increase in traffic volume, from 579.9 minutes in 2001 to 915.9 million minutes in 2002. However, this increase in volume was off set by a decrease of 30% in the average tariff charged. As a result, international telecommunications revenues increased by only 6%from HK$861.3 million in fiscal 2001 to HK$908.9 million in fiscal 2002.

Fixed telecommunications network services become an increasingly important revenue contributor, accounting for 21% of total revenue in fiscal 2002. This was principally due to our aggressive marketing activities focused on enlarging our broadband customer base during the year. Revenues from Internet access services were HK$239.2 million in fiscal 2002, representing a 55% increase from revenues of HK$154.3 million in fiscal 2001. Our dial-up Internet access business, while not experiencing subscriber growth, contributed 6% of total revenue. We expect that dial-up Internet access will decrease its contribution to our revenues in fiscal 2003, as a higher percentage of our Internet access customers utilize broadband.

We began offering fixed line local telephony services in the second half of fiscal 2002, although local telephony services contributed only HK$2.0 million, or less than 1%, to our revenues in fiscal 2002. We expect these services to begin generating additional revenue in the near future.

We stopped offering content and e-commerce services in fiscal 2002.

Cost of Services. Cost of services decreased by 22% from HK$584.4 million during fiscal 2001 to HK$457.9 million during fiscal 2002. Both our international telecommunications services and our fixed telecommunications network services contributed to our cost savings in fiscal 2002.

Cost of services for our international telecommunications operations decreased by 21% from HK$514.2 million in 2001 to HK$407.2 million in 2002, despite a 58% increase in traffic. This was principally due to the successful reduction of international telecommunications costs caused by our ability to negotiate lower cost traffic capacity with our service partners due to our increasing traffic volumes. We also benefited from falling traffic charges in the China market during fiscal 2002, where approximately 63% of our traffic was directed during that period. The average IDD cost per minute dropped by 40% compared to fiscal 2001. The expenses incurred for our international telecommunications operations were 89% of the total cost of services in fiscal 2002, compared with 88% in fiscal 2001.

Cost of services for our fixed telecommunications network services also decreased, by 26%, from HK$69.1 million in fiscal 2001 to HK$50.8 million in fiscal 2002, and represented 11% of the total cost of services. This decrease corresponded to the continued roll-out of our own network, which reduced our reliance on leased capacity from third parties. Moreover, the completion and implementation of our two undersea cables also reduced the leasing costs we have historically paid for international capacity.

Gross Profit. Our gross profit increased by 60% from HK$432.3 million during fiscal 2001 to HK$692.2 million during fiscal 2002. This increase resulted primarily from the improved gross profit margin of our fixed telecommunications network services as we successfully enlarged our broadband subscriber base while lowering costs. In addition, our IDD services continued to enjoy increasing economies of scale as the volume of calls increased.

Operating Expenses. Our operating expenses increased by 45% from HK$415.1 million to HK$603.2 million during fiscal 2002. The charge was due in large part to increased sales and marketing expenses, as well as increased salaries and depreciation expenses.

Salaries and related costs. Salaries and related costs increased by 31% to HK$196.2 million during fiscal 2002 from HK$149.2 million during fiscal 2001. A large component of this increase was attributable to the expansion of our fixed telecommunications network operations. Most of the additional staff we added during fiscal 2002 were customer service and customer installation employees that corresponded with our expanding broadband customer base. Our total number of employees increased from 851 as of August 31, 2001 to 1,820 as of August 31, 2002. Of the increase, 500 were hired to work at our newly established call centre in Guangzhou. During fiscal 2002, we spent HK$2.2 million for research and development compared to HK$2.8 million during fiscal 2001.

Sales and marketing expenses. Sales and marketing expenses increased 95% from HK$86.6 million during fiscal 2001 to HK$168.4 million during fiscal 2002. This increase was primarily due to fixed telecommunication network services customer acquisition and installation activities. We believe this investment in customer acquisition will benefit our revenues in the following fiscal years. We focused our marketing activities on direct customer sales, including door-to-door sales, street promoters and telemarketing. Most of these expenses were due to sales commissions and are directly related to our revenue growth.

Office, general and administrative expenses. Office, general and administrative expenses, excluding depreciation, increased by 14% from HK$86.8 million in fiscal 2001 to HK$98.9 million in fiscal 2002. This increase was proportional with our revenue growth.

Depreciation. Depreciation expenses increased by 56% from HK$82.8 million in fiscal 2001 to HK129.3 million in fiscal 2002. Although depreciation expense relating to our international telecommunications business decreased from HK$37.2 million in fiscal 2001 to HK$34.0 million in fiscal 2002, the rollout of our fixed telecommunications network caused a 110% increase in depreciation expenses in that segment of our business, from HK$45.4 million in fiscal 2001 to HK$95.3 million during fiscal 2002.

Provision for doubtful accounts receivable. Provision for doubtful accounts receivable increased by 6% from HK$9.7 million in fiscal 2001 to HK$10.2 million in fiscal 2002. However, this increase was lower than the increase in revenue for the corresponding period, illustrating our efforts to limit delinquent accounts

Income from Operations. Operating profit was HK$89.1 million in fiscal 2002, compared to HK$17.1 million in fiscal 2001, representing an increase of 420%. Operating profit from international telecommunications operations increased by 101% from HK$107.7 million in fiscal 2001 to HK$216.3 million in fiscal 2002. However, this was offset by our loss from operations related to our fixed telecommunications network service of HK$120.6 million. This loss was due to continued costs associated with acquiring new broadband Internet access subscribers and a large amount of depreciation expenses related to capital expenditures on our local fixed telecommunications network.

Interest Income and Expense. Our interest income was HK$10.9 million in fiscal 2002 compared to HK$35.4 million in fiscal 2001. Interest income was less than in fiscal 2001 due to lower interest rates and our decreased cash balance resulting from the continued development of our fixed telecommunications network. We derive interest income from our deposit of surplus capital in interest-bearing accounts at commercial banks. Interest expense was HK$3.5 million for fiscal 2002.

Other Income and Expense (net). Our other income and expense (net) continued to decrease significantly, to HK$1.0 million for fiscal 2002, compared with HK$10.9 million for fiscal 2001. This decrease was primarily due to the fact that in fiscal 2001, we wrote back HK$5.9 million of over-accruals of services cost paid to one of our supply carriers, which did not recur in fiscal 2002. In addition, we benefited from a HK$2.6 million gain on exchange in fiscal 2001, compared to a loss of HK$508,000 in fiscal 2002.

Provision for Income Taxes. Provision for income taxes was HK$14.6 million for fiscal 2002 compared to HK$18.8 million during fiscal 2001. Provision for income tax is based on our estimated assessable profit during each period. The effective rate changes from 32% to 15% due to a write-back of over-provision of taxes in prior years. Without this over-provision, the effective rate of fiscal 2001 would have been 21%.

Minority Interest. We sold a 15% interest in HKBN to KDDI in March 2000, which was reduced to a 4% interest in January 2002. We purchased KDDI’s remaining interest in March 2002, making HKBN our wholly owned subsidiary. We record a minority interest equal to KDDI’s share of the loss incurred by HKBN each year. In fiscal 2002, the minority interest was HK$8.2 million compared to HK$13.7 million during fiscal 2001.

Net Income. For the foregoing reasons, our net income increased by 69% from HK$53.9 million in fiscal 2001 to HK$91.1 million in fiscal 2002.

Year Ended August 31, 2001 Compared to Year Ended August 31, 2000

Revenues. Revenues decreased by 18% from HK$1,234.1 million during fiscal 2000 to HK$1,016.6 million in fiscal 2001. This decrease was due primarily to a 23% decrease in international telecommunications revenue, from HK$1,119.1 million in fiscal 2000 to HK$861.3 million in fiscal 2001. The decrease in international telecommunications revenue was principally caused by a drop in average tariff rates of approximately 33% during the year and occurred despite a 15% increase in international telecommunications traffic volume, from 505 million minutes during fiscal 2000 to 580 million minutes in fiscal 2001. International telecommunications service continues to be the principal source of our revenues, contributing 84.7% of total revenues in fiscal 2001.

Our revenues from fixed telecommunications network services improved significantly during fiscal 2001, primarily as a result of our aggressive promotion of our broadband Internet services. Revenues from Internet access services were HK$154.3 million in fiscal 2001, a 42% increase from revenues of HK$109.0 million in fiscal 2000. Internet access revenues accounted for 15.2% of total revenues in 2001, compared to only 8.8% in fiscal 2000. We intend to continue to expand our Internet access revenues in fiscal 2002 by promoting our broadband services and maximizing the revenues we receive from our dial-up customers and introducing more services such as local telephony service.

Consistent with our plan to focus on our core businesses, our Internet content and e-commerce business generated revenue of just HK$1.0 million, representing less than 0.1% of our total revenues during fiscal 2001.

Cost of Services. Cost of services decreased by 34% from HK$888.6 million during fiscal 2000 to HK$584.4 million in fiscal 2001. The decrease in cost of services was due to the significant decrease in cost of services relating to international telecommunications services and our Internet access operations.

Cost of services for our international telecommunications operations decreased by 33% despite an increase in telecommunications traffic by 15%. The decrease in cost of service for consumers on a per-minute basis was principally caused by our ability to negotiate lower cost traffic capacity with our service partners due to our increasing traffic volumes. We also benefited from falling traffic charges in the China market, where more than 50% of our traffic was directed in fiscal 2001. The expenses incurred for international telecommunication operations was HK$514.2 million, or 88% of the total cost of services.

Cost of services relating to our Internet access operations decreased by 39% from HK$112.7 in fiscal 2000 to HK$69.1 in fiscal 2001, and represented 12% of the total cost of services. This decrease corresponded to the continuous effort to roll-out our own network to reduce our reliance on leasing other operators’ facilities. The expenses we incur for Internet operation are mainly costs related to the charges we pay international carriers to transmit data to and from Internet backbones, and local fixed network operators to transmit data to and from our subscribers’ premises. Internet content and e-commerce services had a cost of services of HK$1.1 million, or less 1% of our total cost of services during fiscal 2001.

Gross Profit. Our gross profit increased by 25% from HK$345.5 million during fiscal 2000 to HK$432.3 million during fiscal 2001. The increase resulted primarily from the improved gross profit margin of our Internet access business as we shifted our customer base away from free dial-up Internet access plans to revenue producing dial-up plans and broadband access. Further, our international telecommunications business maintained its strong gross profit margins as decreases in cost of services more than offset decreased average tariff rates.

Operating Expenses. Our operating expenses decreased by 18% from HK$507.0 million during fiscal 2000 to HK$415.1 million in fiscal 2001.

Salaries and related costs. Salaries and related costs decreased by 20% from HK$186.2 million during fiscal 2000 to HK$149.2 million during fiscal 2001. The decrease was the result of the continuing contraction of our content operations and human resource restructuring that occurred during fiscal 2001 to better manage our costs and improve profitability. Our total number of employees increased from approximately 800 as of August 31, 2000 to 851 as of August 31, 2001. In addition, we include our research and development costs in this line item. During fiscal 2000 and fiscal 2001, our research and development expenses were HK$3.8 million and HK$2.8 million, respectively.

Sales and marketing expenses. Sales and marketing expenses consist primarily of advertising costs in various media, costs of promotional materials, salaries, benefits and other costs of our part-time sales personnel, and sales commissions. Sales and marketing expenses decreased by 43.0% from HK$151.2 million during fiscal 2000 to HK$86.6 million during fiscal 2001. During 2001, we made the decision to focus more on direct marketing, such as telesales and street promotions, and de-emphasize more expensive television advertising. The major promotional activities during fiscal 2001 related to the expansion of our broadband services and price promotions for international telecommunication services.

Office, general and administrative expenses. Office, general and administrative expenses, excluding depreciation, decreased by 18% from HK$106.5 million during fiscal 2000 to HK$86.8 million during fiscal 2001. The decrease was due primarily to the successful implementation of cost control measures designed to improve our profitability.

Depreciation. Depreciation expenses increased by 57% from HK$52.6 million during fiscal 2000 to HK$82.8 million during fiscal 2001. The increase principally reflected the roll-out our fixed telecommunications network by HKBN during the year in connection with our broadband Internet access services. The increase also reflected the purchase of new switching equipment and routers for the upgrades in our international telecommunication network.

Provision for doubtful accounts receivable. Provision for doubtful accounts receivable decreased by 7.0% from HK$10.4 million during fiscal 2000 to HK$9.7 million during fiscal 2001. This decrease was related to our efforts to exercise greater control over, and more aggressively pursue, delinquent accounts.

Income from Operations. Operating profit from our international telecommunications operations increased by 115% from HK$50.2 million during fiscal 2000 to HK$107.7 million during fiscal 2001. This increase was mainly due to our efforts to reduce costs associated with our telecommunications operations. The operating profit from our international telecommunications business was offset by our loss from operations related to our fixed telecommunications network services in fiscal 2001 of HK$79.1 million. However, this loss represented a 56% decrease from a loss of 177.7 million in fiscal 2000, resulting from increased numbers of broadband subscribers and decreased numbers of free dial-up Internet access subscribers.

Additionally, our Internet content business incurred an operating loss of HK$11.4 million in fiscal 2001, compared with an operation loss of HK$33.9 million in fiscal 2000 due to the scale-down of our involvement in content and e-commerce services in fiscal 2001.

As a result of the foregoing, we recorded operating income of HK$17.1 million in fiscal 2001, a significant improvement compared to a loss from operations of HK$161.5 million in fiscal year 2000.

Interest Income and Expense. Our interest income increased by 11% from HK$31.9 million during fiscal 2000 to HK$35.4 million during fiscal 2001. Interest expense was HK$4.5 million in fiscal 2001, a decrease of 27% from interest expense of HK$6.2 million during fiscal 2000. Interest expense consists primarily of finance costs related to bank overdrafts and finance leases.

Other Income and Expenses (net). Our other income and expenses (net) decreased significantly from HK$192.0 million during fiscal 2000 to HK$10.9 million during fiscal 2001. This decrease was mainly due the fact that other income in fiscal 2000 reflected a gain of HK$185 million from the sale of a 15% interest in HKBN to KDDI for HK$225.0 million in March 2000. Other income generally consists of late payment charges that we collect on subscriber accounts paid more than 15 days after their due dates.

Provision for Income Taxes. Provision for income taxes was HK$18.8 million during fiscal 2001, compared to HK$1.2 million in fiscal 2000. Provision for income tax is based on our estimated assessable profit during each period. The provision in fiscal 2001 was greater than fiscal 2000 as the income before taxation in fiscal 2000 included the gain on the sale of the 15% interest in HKBN that was not subject to Hong Kong profit tax.

Minority Interest. We sold a 15% interest in HKBN to KDDI in March 2000. We therefore record a minority interest equal to KDDI’s share of the loss incurred by HKBN each year. In fiscal 2001, minority interest was HK$13.7 million, compared to HK$15.1 million in fiscal 2000.

Net income. For the foregoing reasons, our net income decreased by 23% from HK$70.0 million during fiscal 2000 to HK$53.9 million during fiscal 2001. However, if the gain relating to the sale of a 15% interest in HKBN in fiscal 2000 was excluded, our fiscal 2001 net income would exceed fiscal 2000’s net income by HK$169.7 million.

Year Ended August 31, 2000 Compared to Year Ended August 31, 1999

Revenues. Revenues increased by 18% from HK$1,045.7 million during fiscal 1999 to HK$1,234.1 million during fiscal 2000. This increase was due primarily to an 18% increase in international telecommunications revenues. International telecommunications revenues continued to benefit significantly from our 1666 international calling service, which was launched in January 1999. We extensively promoted our 1666 international calling service and our improved international transmission quality in 1999 and 2000. As a result, the number of minutes of international telecommunications traffic increased by 68% from 301.5 million during fiscal 1999 to 505.4 million during fiscal 2000.

Our revenues from Internet access services also improved since the free Internet subscribers were introduced to the “Infobox” feature in June 2000.

The “Infobox” feature, which provides users with a continuous variety of advertising displayed on their computer screen while they are connected to the Internet, was designed to generate on-line advertising revenue. As an alternative to installing Infobox, we offered free Internet access customers the opportunity to switch to our various Internet service plans that charge subscribers based on their Internet usage. As a result, we generated HK$109.0 million in Internet revenues, or 9% of our total revenues, during the year. Additionally, our Internet content and e-commerce business generated revenue of HK$6.0 million, representing 0.5% of our total revenues during fiscal 2000.

Cost of Services. Cost of services increased by 38% from HK$643.7 million during fiscal 1999 to HK$888.6 million during fiscal 2000. The increase in cost of services was due to the significant growth of international telecommunications traffic volume, as well as the launch of our broadband Internet access service in March 2000.

Cost of services for our international telecommunications operations increased by 30% despite an increase in telecommunications traffic by 68%. The decrease in cost of service for consumers on a per-minute basis resulted from the global liberalization in the international telecommunication market. We connected an increasing number of our calls using leased international transmission circuits for direct transmission of international calls between our switches in Hong Kong and those in destination countries. The expenses we incur pursuant to these leases are substantially less than the costs we incur when we rely on other overseas carriers to transmit traffic for us. The expense incurred for international telecommunication operations was HK$770.8 million, or 87% of the total cost of services.

Our Internet access operations had a cost of services of HK$112.7 million during the year, which represented 13% of the total cost of services, while Internet content and e-commerce services had a cost of services of HK$5.1 million, or 1% of our total cost of services during fiscal 2000. The expenses we incur for Internet operation are mainly costs related to the charges we pay international carriers to transmit data to and from Internet backbones, and local fixed network operators to transmit data to and from our subscribers’ premises.

Gross Profit. Our gross profit decreased by 14% from HK$402.0 million during fiscal 1999 to HK$345.5 million during fiscal 2000. The decrease was mainly due to the increase in costs associated with our free dial-up Internet access service in the first three quarters of fiscal 2000. The intense price competition in international telecommunications services during the first half of fiscal 2000 also reduced our profits compared to fiscal 1999.

Operating Expenses. Our operating expenses increased by 30% from HK$388.7 million during fiscal 1999 to HK$507.0 million during fiscal 2000.

Salaries and related costs. Salaries and related costs increased by 61% from HK$115.6 million during fiscal 1999 to HK$186.2 million during fiscal 2000. We added to both our professional and sales staffs during fiscal 2000 to support our growth in telecommunications services and the development of our local fixed network and Internet businesses. Our total number of employees grew from approximately 420 as of August 31, 1999 to approximately 800 as of August 31, 2000. Many staff were employed for the development of our broadband network, the production of Internet content and the expansion of our corporate sales team. In addition, we include our research and development costs in this line item. During fiscal 1999 and fiscal 2000, our research and development expenses were HK$9.7 million and HK$3.8 million, respectively.

Sales and marketing expenses. Sales and marketing expenses decreased by 6% from HK$160.2 million during fiscal 1999 to HK$151.2 million during fiscal 2000. The major promotional activities during fiscal 2000 included advertisement of free dial-up Internet services, the initial launch of broadband services and price promotions for international telecommunication services.

Office, general and administrative expenses. Office, general and administrative expenses, excluding depreciation, increased by 41% from HK$75.7 million during fiscal 1999 to HK$106.5 million during fiscal 2000. The increase was due to the development of our Internet business and the expansion of our customer base, which led to higher postage and bank charges, as well as increased expenses for larger office space and other general administrative functions.

Depreciation. Depreciation expenses increased by 68% from HK$31.4 million during fiscal 1999 to HK$52.6 million during fiscal 2000. The increase reflected the purchase of new switching equipment and routers for the upgrades in our international telecommunication network, and capital expenditures related to our Internet access business during the year.

Provision for doubtful accounts receivable. Provision for doubtful accounts receivable increased by 79% from HK$5.8 million during the year ended August 31, 1999 to HK$10.4 million during the year ended August 31, 2000. This increase was related to the significant growth in business compared to the prior period.

Income from Operations. Operating profit from our international telecommunications operations decreased by 24% from HK$65.9 million during fiscal 1999 to HK$50.2 million during fiscal 2000. This decrease was mainly due to the intense price competition in the market during the first half of the year. The operating profit from our international telecommunications business was offset by our loss from operations related to our Internet access services in fiscal 2000 of HK$177.7 million, which increased by 238% from our loss of HK$52.6 million in fiscal 1999. This increased loss was primarily due to the provision of free dial-up Internet access services and the development and promotion of our local fixed network for broadband services.

Additionally, our Internet content business incurred an operating loss of HK$34.0 million in fiscal 2000. As a result, our overall loss from operations was HK$161.5 million during fiscal 2000 compared to our overall income from operations of HK$13.3 million during fiscal 1999.

Interest Income and Expense. Our interest income increased by 190% from HK$11.0 million during fiscal 1999 to HK$31.9 million during fiscal 2000. This increase primarily resulted from the bank deposit of the net proceeds we received from our global offering in November 1999. We incurred interest expense of HK$6.2 million and HK$1.3 million during fiscal 2000 and fiscal 1999, respectively. Interest expense consisted of finance costs related to bank overdrafts and finance leases.

Other Income and Expenses (net). Our other income and expenses (net) increased significantly from HK$2.8 million during fiscal 1999 to HK$192.0 million during fiscal 2000. This increase was mainly due to our exceptional gain from the sale ofa 15% interest in HKBN to KDDI for HK$225.0 million in March 2000. We had an initial investment in HKBN of HK$36.0 million, which, coupled with KDDI’s investment of HK$225 million, equaled a total investment of HK$261.0 million. Our 85% share of the total investment was $221.85 million. After subtracting our original investment (HK$36.0 million) from our share of the total investment, we had a gain on dilution of HK$185.9 million. Other income also consisted of late payment charges that we collected on subscriber accounts that made payments more than 15 days after their respective due dates.

Provision for Income Taxes. Provision for income taxes was HK$1.2 million during fiscal 2000, which was based on our estimated assessable profit during this period.

Minority Interest. As a result of our sale to KDDI of a 15% interest in HKBN, we recorded a minority interest of approximately HK$15.1 million from KDDI, which related to KDDI’s share of the loss incurred by HKBN from March 2000, the date KDDI became a minority shareholder in HKBN, through the end of fiscal 2000.

Net income. For the foregoing reasons, our net income increased by 155% from HK$27.5 million during fiscal 1999 to HK$70.0 million during fiscal 2000.

Liquidity and Capital Resources

Our main source of liquidity historically has been cash flow from operations. In November 1999, we completed a global offering of 80,000,000 new shares and our American depositary shares were listed on the Nasdaq. We received net proceeds of approximately HK$416.0 million from this offering.

As of August 31, 2002, we had cash and cash equivalents of HK$290.4 million, compared to HK$467.8 million at the end of fiscal 2001.

Net cash provided by operating activities amounted to HK$296.4 million during fiscal 2002, compared to net cash provided by operating activities of HK$43.3 million during fiscal 2001. Net cash used in investing activities was HK$486.1 million and HK$84.2 million during fiscal 2002 and 2001, respectively. During fiscal 2002, investing activities of HK$524.1 million primarily consisted of purchases of fixed assets, including approximately HK$440 million spent to develop our wireless fixed telecommunications network and wireline backbone. Approximately HK$65.0 million was spent on the construction of international telecommunication facilities and upgrading switching equipment.

Net cash provided by financing activities was HK$9.1 million in the year ended August 31, 2002 compared to HK$18.8 million in the year ended August 31, 2001.

In order to continue the development of our fixed telecommunications network, we plan to make total capital expenditures of approximately HK$450 million in fiscal 2003 to 2004. In particular, we plan to spend approximately HK$200 million to expand the fibre-based backbone that we will use to provide fixed network services in high-density areas. Our required capital expenditures will be influenced to a significant degree by the rate of growth in the subscriber base for our services, the expansion of our network coverage and any changes to our business plan. The principal components of our capital investment plan are:

•	the construction of fixed network and related facilities for use in providing broadband Internet services and local telephony services;

•	the construction of international transmission facilities for use in our international telecommunications business; and

•	the upgrading of our existing network infrastructure.

As of August 31, 2002 we had obligations under finance leases totaling approximately HK$2.9 million due in fiscal year 2003, and a loan from a former minority shareholder of HK$22.5 million due on June 25, 2003. We had capital commitments contracted but not provided for relating to the purchase of telecommunications, computer and office equipment of HK$139.0 million. In addition, we had commitments under non-cancelable operating leases relating to land, buildings, telecommunications facilities and computer equipment of HK$17.6 million, of which HK$15.2 million is due in fiscal year 2003. As of August 31, 2002 we had total amounts available under banking facilities of HK$55.4 million under which HK$19.1 million was outstanding and due in fiscal year 2003.

Our working capital as of August 31, 2002 was HK$47.8 million, which we believe is sufficient for our current requirements. However, if our customer demand changes significantly due to rapid technological changes, if we are not able to successfully compete with local and foreign entrants into the market, or if we fail to maintain or obtain the necessary license renewals from OFTA, this could have a significant adverse impact on our cash flows from operations, which could effect our ability to make planned capital expenditures as well as meet scheduled payments on the various operating and capital leases and amounts due under banking facilities.

Critical Accounting Policies

Introduction

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong. Our significant accounting policies are more fully described in note 2 to our financial statements. The preparation of our financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. We continually evaluate our estimates and judgments including those related to fixed assets, bad debts, deferred taxes and intangible assets. We base our estimates and judgments on historical experience and on various other assumptions we believe to be reasonable under the circumstances. This forms the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

Our accounting policies have been developed over many years as the telecommunications industry and Generally Accepted Accounting Principles or “GAAP” have evolved. As our financial statements are prepared under Hong Kong GAAP our accounting policies are necessarily compliant with all aspects of Hong Kong GAAP. Hong Kong GAAP is based on a ‘substance over form’ conceptual framework that requires us to look through the legal interpretation of an arrangement or transaction to its underlying purpose and to reflect it in our financial statements on that basis.

In developing accounting policies, in addition to Hong Kong GAAP requirements, we also consider telecommunications industry practice in other countries. Where there is no conflict with Hong Kong GAAP we also align our accounting policies with U.S. GAAP. This reduces the number of Hong Kong GAAP/U.S. GAAP reconciliation differences required to be adjusted in note 26(a) to our financial statements. In all material respects our accounting policies are applied consistently across City Telecom. The critical accounting policies discussed below generally apply to all segments of City Telecom.

The following are the critical accounting policies we apply in producing our Hong Kong GAAP financial statements.

Impairment of fixed assets

Under Hong Kong GAAP and U.S. GAAP, if a triggering event occurs indicating that the carrying amount of an asset may not be recoverable, a new assessment of the carrying amount of that asset is required. Triggering events include significant adverse changes in the market value of an asset, changes in the business or regulatory environment, or certain legal events. The interpretation of such events requires judgment from the management with respect to whether such an event has occurred and whether the management feels that reassessment of the carrying value of the asset is required. If an event occurs that could affect the carrying value of the asset and the management does not identify it as a triggering event and identify the asset as impaired, future operations could be adversely affected if this asset is subsequently written off or sold for less than its carrying value due to sudden downturns in the business environment.

Upon the occurrence of triggering events, the carrying amounts of fixed assets are reviewed to assess whether their recoverable amounts have declined below their carrying amounts. The recoverable amount is the present value of estimated net future cash flows which we expect to recover from the future use of the asset, undiscounted and without interest, plus the asset’s residual value on disposal. Where the recoverable amount of fixed and other long-lived assets is less than their carrying value, an impairment loss is recognized to write the assets down to their fair value, which is based on the undiscounted estimated cash flows.

Estimation of cash flows arising from future use of the asset requires careful analysis regarding what we expect to recover from its future use. This includes consideration of our target market share and customer base, market competition, future changes to our cost structure and technological change. In addition, the residual value of the asset on disposal requires judgment, as the estimated fair value of the asset at the time of disposal could change in response to market conditions and changes in expected use of the asset prior to disposal. Changes in the estimate of cash flows arising from expected future use of the asset or its residual value on disposal – based on changes in market conditions, changes in the use of assets, management’s plan, foreseeable technological changes or otherwise – could significantly change the calculation of the fair value or recoverable amount of the asset and the resulting impairment loss. This in turn could significantly affect the results of our operations.

Accounts Receivable

Under Hong Kong GAAP and U.S. GAAP, provision is made against accounts receivable to the extent they are considered to be doubtful. This provision requires judgment regarding the collectibility of certain receivables both as they are incurred and as they age. Certain receivables may be initially identified as collectible, yet subsequently become uncollectible and result in a subsequent write-off of the related receivable to the statement of operations. Changes in the collectibility of accounts receivable for which provisions are not made could significantly change the calculation of such provision and the results of our operations.

Deferred Taxation

Hong Kong GAAP. Deferred taxation is accounted for at the current taxation rate with respect to timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset is expected to be payable or recoverable in the foreseeable future. In determining whether a liability or asset is expected to be payable or recoverable in the foreseeable future, we assess the effect of our capital expenditures and other plans, such as the existing network capacity, technological changes, future market trends and projected fixed network coverage.

U.S. GAAP. We are required to recognize deferred tax assets and liabilities for the expected future tax consequences of all events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial reporting basis and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Future tax benefits in respect of tax loss carry forwards are also required to be recognized in full. We must establish a valuation allowance for such assets if we determine it is more likely than not that we will not be able to utilize such benefits in the future.

The recording of certain deferred tax assets requires judgment regarding the results of future operations, including the assumption that there will be sufficient future operations to allow us to utilize the related deferred tax asset. Any changes in the estimate of future operations could change the recognition of such assets, which could significantly affect the results of our operations.

Carrying value of investment and goodwill

We assess the carrying value of our investments in subsidiaries, including acquired goodwill, for impairment at least bi-annually based on their recoverable amount. Our assessments generally include methodology of discounted cash flow analysis, and review of comparable entities. This methodology sometimes relies on factors such as forecasts of future performance and long-term growth rates of the investee, and selection of discount rate. If these forecasts and assumptions prove to be incorrect or circumstances change, we may be required to write down our investments.

Based on our most recent assessment of recoverable amount we believe that as at August 31, 2002 our goodwill is recoverable at the amounts at which they are stated in our financial statements.

U.S. GAAP Reconciliation

Our financial statements are prepared in accordance with Hong Kong GAAP, which differs in certain material respects from U.S. GAAP. The following tables provide a comparison of our net income and shareholders’ equity in accordance with Hong Kong GAAP and U.S. GAAP.

	Year ended August 31,
	2000	2001	2002
	HK$’000	HK$’000	HK$’000
Net income
As stated under H.K. GAAP	70,001	53,927	91,129
U.S. GAAP adjustments:
Compensation cost for share options	(8,460)	(184)	(21,586)
Amortization of goodwill (acquired prior to June 30, 2001)	(1,018)	(1,019)	(1,019)
Reversal of amortization of goodwill (acquired after June 30, 2001)	—	—	1,065
Deferred advertising and promotional expenses	6,753	—	—
Deferred tax on above U.S. GAAP adjustments	(1,080)	—	—
Deferred tax on accelerated depreciation	(46)	1,242	(624)

Net income under U.S. GAAP	66,150	53,966	68,965

Profit from continuing operations (less taxation 2002: HK$14,566,000, 2001: HK$18,775,000, 2000: HK$1,202,000)	100,002	64,934	68,965
Loss from discontinued operations (less taxation 2002: HK$ Nil, 2001: HK$ Nil, 2000: HK$ Nil)	(33,852)	(10,968)	—

Net income under U.S. GAAP	66,150	53,966	68,965

Year ended August 31,
	2000	2001	2002
Earnings/(loss) per share under U.S. GAAP
Basic:
Continuing operations	21.3 cents	13.2 cents	13.9 cents
Discontinued operations	(7.2) cents	(2.2) cents	—

Total	14.1 cents	11.0 cents	13.9 cents

Diluted:
Continuing operations	20.9 cents	13.1 cents	12.2 cents
Discontinued operations	(7.1) cents	(2.2) cents	—

Total	13.8 cents	10.9 cents	12.2 cents

	Year ended August 31,
	2000	2001	2002
	HK$’000	HK$’000	HK$’000
Total shareholders’ equity
As stated under H.K. GAAP	753,424	805,306	910,183
U.S. GAAP adjustments:
Goodwill	5,092	5,092	5,092
Accumulated amortization of goodwill	(1,697)	(2,716)	(3,735)
Reversal of amortization of goodwill	—	—	1,065
Deferred tax liabilities	(5,813)	(4,571)	(5,195)

Total shareholders’ equity under U.S. GAAP	751,006	803,111	907,410

The principal reasons for the difference between net income as reported under Hong Kong GAAP and U.S. GAAP for the year ended August 31, 2002 is the recording of compensation cost of share options issued to employees in accordance with the requirements of U.S. GAAP, the capitalization and amortization of goodwill under U.S. GAAP, and the full provision of tax liabilities under U.S. GAAP.

Under Hong Kong GAAP, no compensation cost is required to be recognized in respect of the grant of stock options to employees and executive directors. Under U.S. GAAP, compensation expense is required to be measured either in accordance with the intrinsic value method prescribed by APB Opinion No. 25 and related interpretations or the fair value method prescribed by Statement of Financial Accounting Standards No. 123. We apply the intrinsic value method prescribed by APB Opinion No. 25 and related interpretations and disclose in our consolidated financial statements the pro forma effect that the adoption of the fair value method would have on our net income and earnings per share. Some of our options have been granted at an exercise price that is less than the market value on the date of grant. The Company also cancelled and reissued certain options granted during the year ended August 31, 2001. The reissued options are required to be accounted for in accordance with the requirements of Interpretation 44 of the Financial Accounting Standards Board (FIN 44) as variable options.

The compensation cost for stock options under U.S. GAAP represents the difference between the exercise price of the options and the Company’s share price at the date on which they are exercised or at each balance sheet date if they are still outstanding. This amount is amortized over the vesting period of the options. The charge for compensation expense in the year ended August 31, 2002 primarily relates to the variable options.

Goodwill and accumulated amortization comprises goodwill arising on the acquisition in 1999 of the 963673 Ontario Limited group of companies. Under Hong Kong GAAP, such goodwill was previously charged against available reserves, whereas under U.S. GAAP, it was required to be recorded as an asset on the balance sheet and amortized over its estimated useful life of five years. In accordance with the change in accounting standards of Hong Kong GAAP, goodwill on acquisitions occurring on or after September 1, 2001 is now shown separately on the consolidated balance sheet and is amortized using the straight-line method over its estimated useful life. Goodwill arising on major strategic acquisitions of the Company to expand its product or geographical market coverage is amortized over a period of not more than 20 years. The Company has taken advantage of the transitional provisions of SSAP 30 and goodwill previously written off against reserves has not been restated. Where an indication of impairment exists, the carrying amount of goodwill, including goodwill previously written off against reserves, is assessed and written down immediately to its recoverable amount. Effective from fiscal year 2003, under U.S. GAAP, goodwill will no longer be amortized and will be subject to annual impairment tests.

Under Hong Kong GAAP, deferred taxation is accounted for at the current taxation rate with respect to timing differences between profit as computed for taxation purposes and profit as stated in the financial statements to the extent that a liability or an asset is expected to be payable or receivable in the foreseeable future. In determining whether a liability is expected to be payable in the foreseeable future, the Company assesses the effect of its capital expenditures and other plans. If these plans indicate that sufficient accelerated tax allowances will be available to offset the effect of the reversal of timing differences, a deferred tax liability is not established for such timing differences. In accordance with the requirements of Hong Kong GAAP, we have determined that on August 31, 2002, a provision was not required with respect to deferred tax liabilities amounting to HK$5.2 million. The corresponding amounts on August 31, 2001 and August 31, 2000 were HK$4.6 million and HK$5.8 million, respectively. Under U.S. GAAP, deferred taxation for such liabilities is required to be provided for in full.

Recent Accounting Pronouncements

The United States Financial Accounting Standards Board (“FASB”) has issued certain pronouncements which are not effective with respect to the fiscal years or periods presented in the consolidated financial statements.

SFAS 141 and SFAS 142

In June 2001, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 141 (“SFAS 141”), “Business Combinations”, and No. 142 (“SFAS 142”), “Goodwill and Other Intangible Assets”.

SFAS 141 supersedes Accounting Principles Board Opinion (“APB”) No. 16, “Business Combinations”. The provisions of SFAS 141 (1) require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, (2) provide specific criteria for the initial recognition and measurement of intangible assets apart from goodwill, and (3) require that unamortized negative goodwill be written off immediately as an extraordinary gain instead of being deferred and amortized. SFAS 141 also requires that upon adoption of SFAS 142 the Company reclassify the carrying amounts of certain intangible assets into or out of goodwill, based on certain criteria. SFAS 142 supersedes APB 17, “Intangible Assets”, and is effective for fiscal years beginning after December 15, 2001.

SFAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their initial recognition. The provisions of SFAS 142:

•	rohibit the amortization of goodwill and indefinite-lived intangible assets,

•	equire that goodwill and indefinite-lived intangibles assets be tested annually for impairment (and in interim periods if certain events occur indicating that the carrying value of goodwill and/or indefinite-lived intangible assets may be impaired),

•	equire that reporting units be identified for the purpose of assessing potential future impairments of goodwill, and

•	remove the forty-year limitation on the amortization period of intangible assets that have finite lives.

The Company adopted the provisions of SFAS 142 on September 1, 2002, the beginning of fiscal 2003. In connection with the adoption of SFAS 142, the Company has identified its reporting units and the amounts of goodwill, intangible assets, other assets, and liabilities to be allocated to those reporting units.

SFAS 142 requires that goodwill be tested annually for impairment using a two-step process. The first step is to identify a potential impairment and, in transition, this step must be measured as of the beginning of the fiscal year, but a company has six months from the date of adoption to complete the first step. The Company has completed its transitional impairment tests for goodwill acquired prior to June 30, 2001 and determined that no indication of impairment exists for the carrying amount of goodwill.

The second step of the goodwill impairment test measures the amount of the impairment loss (as of the beginning of the year of adoption), if any, and must be completed by the end of the Company’s fiscal year. Any impairment loss resulting from the transitional impairment tests will be reflected as the cumulative effect of a change in accounting principle in fiscal 2003. Based on the results of the six-month transitional impairment test the Company does not expect any impairment loss related to these assets for fiscal 2003.

Upon adoption of SFAS 142 the Company expects that it will no longer record HK$1,019,000 of annual amortization relating to its existing goodwill.

SFAS 144

In October 2001, the FASB issued SFAS No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), which supercedes SFAS No.121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of” and APB No. 30 “Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. This standard is effective for fiscal years beginning after December 15, 2001. It maintains the previous accounting for the impairment or disposal of long-lived assets, but also establishes more restrictive criteria that must be met to classify such an asset as “held for sale”. SFAS 144 also increases the range of dispositions that qualify for reporting as discontinued operations, and changes the manner in which expected future operating losses from such operations are to be reported.

SFAS 148

In December 2002, the FASB issued SFAS No. 148 “Accounting for Stock-Based Compensation – Transition and disclosure – an amendment of FAS 123”. SFAS 148 amends FASB Statement No. 123 “Accounting for Stock-based Compensation” (“SFAS 123”) to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS 123 to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation. Finally, SFAS 148 amends APB Opinion No. 28 “Interim Financial Reporting” to require disclosure about those effects in interim financial information. SFAS 148 is effective for financial statements for fiscal years ending and for interim periods beginning after December 15, 2002.

The Company has evaluated the requirements of the above statements and believes that the adoption of these new standards would not have a material impact on its consolidated financial statements.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors, Senior Management and Supervisors

Our board of directors consists of nine directors, three of whom are independent non-executive directors. Six are executive directors, namely, Mr. Wong Wai Kay, Ricky, Mr. Cheung Chi Kin, Paul, Mr. Chong Kin Chun, John, Ms. Fung So Mui, Fion, Ms. Sio Veng Kuan, Corinna and Ms. To Wai Bing. The three independent non-executive directors are Mr. Cheng Mo Chi, Moses, Mr. Lee Hon Ying, John and Dr. Chan Kin Man.

The following table sets forth certain information concerning our directors and senior management as of January 31, 2003.

Name	Age	Position	Date First Elected or Appointed Director or Officer
WONG Wai Kay, Ricky	41	Chairman	1992
CHEUNG Chi Kin, Paul	45	Managing Director	1992
CHONG Kin Chun, John	40	Director, Corporate Division	1997
FUNG So Mui, Fion	40	Business Development Director	1997
SIO Veng Kuan, Corinna	35	Finance Director	1997
TO Wai Bing	41	Director, International Business	2000
CHENG Mo Chi, Moses	52	Non-Executive Director	1997
LEE Hon Ying, John	56	Non-Executive Director	1997
CHAN Kin Man	43	Non-Executive Director	1997
CHAN Man Ching, Jessie	38	Director, Network Development	1997
CHOY Mei Yuk, Mimi	38	Administration & Human Resources Director	1998
LEUNG Kim Ming, Sam	35	Technical Director	1997
LO Sui Lun	38	Network Operation Director	1999
SIN Siu Fun, Annie	43	Customer Service Director	1997
LEUNG, Eva	33	Secretary and In-House Legal Counsel	2000

Executive Directors

Mr. WONG Wai Kay, Ricky, aged 41, is the co-founder and chairman of City Telecom. He is responsible for our overall strategic planning and management. Mr. Wong holds a bachelor’s degree in science from The Chinese University of Hong Kong and has over 15 years’ experience in the telecommunications and computer industries. Mr. Wong has worked at a major U.S.-listed computer company as a marketing representative and was responsible for the marketing and the distribution of computer products in Hong Kong from 1985 to 1989. He was also a co-founder and director of a company principally engaged in the import and distribution of computer systems in Canada prior to co-founding of City Telecom. Mr. Wong is a first cousin of Mr. Cheung Chi Kin, Paul, our managing director.

Mr. CHEUNG Chi Kin, Paul, aged 45, is the co-founder and managing director of City Telecom. He is responsible for our day-to-day operations and technological research, development and support activities. Mr. Cheung graduated with a diploma of advanced programming and system concepts design from Herzing Institute, Canada. He has more than 18 years’ experience in the telecommunications and computer industries. Mr. Cheung has worked in companies engaged in application software development and computer consultancy prior to co-founding of City Telecom. Mr. Cheung is a first cousin of Mr. Wong Wai Kay, Ricky, our chairman.

Mr. CHONG Kin Chun, John, aged 40, is the director of our corporate division. He is responsible for our sales development. Mr. Chong joined City Telecom in February 1996 and holds a bachelor’s degree in arts from The University of Hong Kong. Mr. Chong worked as a general manager overseeing product management and the sales force of a listed telecommunications products company in Hong Kong from 1987 to 1996.

Ms. FUNG So Mui, Fion, aged 40, is our business development director for our fixed telecommunication network services. She holds a bachelor’s degree in business administration from the University of Wisconsin, Madison in the United States. Ms. Fung is responsible for the development of HKBN’s broadband Internet access business, the expansion of our network coverage in Hong Kong and regulatory affairs. Prior to joining the broadband service team, she was responsible for the business development operations of City Telecom. Ms. Fung worked as a research manager in a foreign-based executive recruitment firm in Hong Kong from 1986 to 1989. She joined City Telecom in October 1993.

Ms. SIO Veng Kuan, Corinna, aged 35, is our finance director. She is in charge of City Telecom’s financial operations. Ms. Sio joined City Telecom in January 1993 and is an associate member of the Hong Kong Society of Accountants and Association of Chartered Certified Accountants. Ms. Sio worked in the accounting department of various international banking corporations in Hong Kong from 1985 to 1992 prior to joining City Telecom.

Ms. TO Wai Bing, aged 41, is our director of international business development and oversees our international telecommunication network operations, external facilities planning and quality. Ms. To worked in PCCW-HKT (then Cable & Wireless HKT) for 16 years after receiving her diploma and higher certificate in electronics engineering from The Hong Kong Polytechnic University. She is experienced in international business development and international network engineering including telephony network dimensioning, network quality and security. She joined City Telecom in September 1998.

Non-executive Directors

Mr. CHENG Mo Chi, Moses, aged 52, is a senior partner of P.C. Woo & Co., a firm of solicitors and notaries in Hong Kong, and is the chairman of the Hong Kong Institute of Directors, the Board of Education and the Committee on the Promotion of Civic Education of Hong Kong. He was appointed a member of the Legislative Council of Hong Kong from 1991 to 1995. Mr. Cheng has been a director of City Telecom since June 1997.

Mr. LEE Hon Ying, John, aged 56, is managing director of Cyber Networks Consultants Company in Hong Kong. He was the regional director, Asia Pacific, of Northrop Grumman—Canada Ltd. He was previously the director of network services of Digital Equipment (HK) Limited and prior to that, worked for Cable & Wireless and Hong Kong Telecom. He is a chartered engineer and a member of each of Institution of Electrical Engineers in the United Kingdom, the Hong Kong Institution of Engineers and the Hong Kong Computer Society. He received a master’s degree in information systems from The Hong Kong Polytechnic University in 1992. In addition, he is the vice-president of the Society of St. Vincent de Paul in Hong Kong, which is an international charity body and a founder member of the Hong Kong Community Chest. Mr. Lee has been a director of City Telecom since June 1997.

Dr. CHAN Kin Man, aged 43, is an associate professor of the Department of Sociology of the Chinese University of Hong Kong. He received a bachelor of social science degree from The Chinese University of Hong Kong in 1983 and master of arts, master of philosophy and doctor of philosophy degrees from Yale University in the U.S. in 1990, 1991 and 1995 respectively. He also serves as a member in the Community Research Sub-Committee of the Citizens Advisory Committee on Community Relations and ICAC. Mr. Chan has been a director of City Telecom since June 1997.

Senior Managers

Ms. CHAN Man Ching, Jessie, aged 38, is the director of network development for HKBN. She holds a master’s degree in electronics engineering from the University of Essex, the U.K. Ms. Chan joined City Telecom in August 1994 and oversees our research and development operations. She is now driving the development of our broadband Internet business and has participated in the implementation of various technology projects for City Telecom and its subsidiaries.

Ms. CHOY Mei Yuk, Mimi, aged 38, is our director of administration & human resources. Ms. Choy holds a master’s degree in human resources management from Macquarie University, Australia. She joined City Telecom in 1998. Ms. Choy has worked in the human resources department of various companies prior to joining City Telecom. She has 14 years’ experience in administration and personnel management activities.

Mr. LEUNG Kim Ming, Sam, aged 35, is our technical director. Mr. Leung joined City Telecom in September 1992 and is responsible for the new development of telecommunications network and Internet services. Mr. Leung has worked as a computer programmer in various computer software development companies prior to joining City Telecom.

Mr. LO Sui Lun, aged 38, is our network operation director of HKBN. He is overseeing the operation of our wireless broadband network. He joined City Telecom in September 1998. Prior to joining City Telecom, Mr. Lo worked for PCCW-HKT for nine years, gaining experience in network planning and undersea cable investment. Mr. Lo holds a bachelor’s degree in sciences in electronics from The Chinese University of Hong Kong and a master’s degree in Business Administration from the University of Strathclyde, UK.

Ms. SIN Siu Fun, Annie, aged 43, is our director of customer service. Ms. Sin joined City Telecom in February 1995 and holds a master’s degree in business administration from The University of Hull, the U.K. Ms. Sin has over 10 years’ experience in the customer service field gained through employment at two major international hotel chains prior to joining City Telecom.

Ms. LEUNG Eva, aged 33, joined City Telecom in June 2000 as our in-house legal counsel. She also serves as our corporate secretary. Ms. Leung graduated from The University of Hong Kong with a bachelor’s degree in laws and obtained a postgraduate qualification in laws from the same university. She was admitted as a solicitor of Hong Kong in 1995. She has also received a master’s degree in business administration from the University of South Australia. Prior to joining City Telecom, Ms. Leung worked for various listed companies in Hong Kong.

Compensation

Directors’ and Senior Management’s Compensation

Our directors and senior management receive compensation in the form of salaries, housing allowances, discretionary bonuses, other allowances and benefits in kind, including our contribution to the pension schemes for such individuals.

The aggregate amount of salaries or other compensation, housing allowances, discretionary bonuses, other allowances and benefits in kind paid by us to our directors (not including our independent non-executive directors) during the year ended August 31, 2002 was approximately HK$25,756,000. We paid approximately HK$1,461,000 as our contribution to the pension schemes of the directors in the year ended August 31, 2002. In addition we paid our independent non-executive directors fees of approximately HK$336,000 during the year ended August 31, 2002.

Each executive director is entitled to receive an annual discretionary bonus of such amount as shall be determined by the board of directors. Additionally, our senior management and employees are entitled to receive annual discretionary bonuses based on their individual performance and City Telecom’s financial performance during the year in question.

No share options were granted to our directors and senior managers under any of our share option schemes during the period from September 1, 2001 through January 31, 2003. The total number of share options outstanding under the 1997 Scheme (as defined under “- Share Option Schemes” below) as of August 31, 2002 was 22,360,000, of which 10,000,000 were held by each of Mr. Wong and Mr. Cheung, 500,000 by each of Mr. Chong and Ms. Fung, 100,000 by Ms. Chan, 500,000 by Mr. Leung, and 250,000 by Ms. Choy.

Except as discussed herein, no other payments have been paid or are payable, in respect of the year ended August 31, 2002, by us or any of our subsidiaries to our directors.

The aggregate amount of salaries or other compensation, housing allowances, other allowances and benefits in kind paid by us to our senior management during the year ended August 31, 2002 was approximately HK$6,541,000.

For the year ended August 31, 2002, the aggregate amount accrued by us to provide pension retirement or similar benefits for our directors, senior management and other employees was approximately HK$11,335,000.

Board Practices

Service Contracts

We have entered into service contracts with six of our executive directors. Wong Wai Kay, Ricky, Cheung Chi Kin, Paul, Chong Kin Chun, John, Fung So Mui, Fion, Sio Veng Kuan, Corinna, and To Wai Bing. All of these service agreements, except for Ms. To’s, commenced on July 1, 1997, and had an initial term that ended June 30, 2000. Ms. To’s service contract commenced on September 15, 1998, and she was appointed director on October 4, 2000. All service agreements are automatically renewed annually after the initial term until termination with prior notice. After the initial term, the agreements with Messrs. Wong and Cheung can be terminated by either party with six month’s notice. The service agreements entered with Mr. Chong, Ms. Fung, Ms. Sio and Ms. To are terminable anytime with three month’s advance notice. None of the agreements provide for any benefits or compensation upon termination of employment.

Audit Committee

Our board of directors established an Audit Committee to ensure the impartial supervision of our accounting and business operations. The Audit Committee is comprised of the three independent, non-executive directors, namely, Mr. Cheng Mo Chi, Moses, Mr. Lee Hon Ying, John and Dr. Chan Kin Man. The Audit Committee is responsible for making recommendations to our board of directors regarding the selection of independent auditors, reviewing the results and scope of audits and other services provided by our independent auditors. Additionally, the Audit Committee is in charge of reviewing and evaluating our internal audit and control functions. The committee meets at least two times per year, normally prior to the finalization of both interim and annual financial results.

Remuneration Committee

Our board of directors established a remuneration committee (the “Remuneration Committee”) to ensure the supervision of the remuneration payable by the Company to our executive directors, including discretionary bonuses payable to them. The Remuneration Committee comprises our three independent non-executive directors, our finance director and the director of administration and human resources. The Remuneration Committee is responsible for reviewing and evaluating the remuneration packages of our executive directors and making recommendations to our board of directors from time to time in relation to adjustments or modifications to such remuneration.

Employees

As of December 31, 2002, we had a total of 1,908 employees. The following chart sets forth the number of our employees by functional area as of December 31, 2002:

Employees
Information technology and engineering	417
Sales and marketing	600
Customer service	738
General administration and others	153
Total	1,908

The following chart sets forth the number of our employees by geographical region as of December 31, 2002.

Employees
Hong Kong	1,159
Guangzhou	711
Japan	8
Canada	30
Total	1,908

As of August 31, 2000, 2001 and 2002, we had approximately 823, 851 and 1,820 employees, respectively. In connection with the transfer of our calling center operations to Guangzhou, PRC, we have hired over 700 customer service representatives to staff that facility. We also substantially increased the size of our sales and marketing force during fiscal 2002. As a result, our total number of employees increased. We have not experienced any work slowdowns or stoppages. We consider our relations with our employees to be good.

Share Ownership

The following chart sets forth director and senior management share ownership in City Telecom as of January 31, 2003.

Title of Class	Identity of Person or Group	Shares Beneficially Owned	Percentages of Shares Beneficially Owned (%)(1)	Share Options		Warrants
Ordinary Shares	Wong Wai Kay, Ricky	332,636,999(2)	57.02	10,000,000	(3)	67,006,999	(4)
Ordinary Shares	Cheung Chi Kin, Paul	329,024,999(5)	56.43	10,000,000	(6)	66,766,999	(7)
Ordinary Shares	Chong Kin Chun, John	n/a	Less than 1.0	—		254,000	(8)
Ordinary Shares	Fung So Mui, Fion	n/a	Less than 1.0	500,000	(9)	194,000	(10)
Ordinary Shares	Sio Veng Kuan, Corinna	n/a	Less than 1.0	—		200,000	(11)
Ordinary Shares	To Wai Bing	n/a	Less than 1.0	—		—
Ordinary Shares	Chan Man Ching, Jessie	n/a	Less than 1.0	100,000	(12)	20,000	(13)

(1)	For Mr. Wong, percentage ownership is based on 583,327,662 total shares outstanding as of January 31, 2003. This includes 506,320,663 shares issued and outstanding, plus 10,000,000 options issued to him under our share option plan, plus 66,766,999 and 240,000 warrants held by Top Group International Limited (“Top Group”) and by Mr. Wong, respectively. For Mr. Cheung, percentage ownership is based on 583,087,662 total shares outstanding as of January 31, 2003. This includes 506,320,663 shares issued and outstanding, plus 10,000,000 options issued to him under our share option plan, plus 66,766,999 warrants held by Top Group. For other directors and senior management, percentage ownership was calculated based on 506,320,663 shares issued and outstanding, plus the number of options and warrants held by such persons, if any. Shares subject to options currently exercisable or exercisable within 60 days are deemed outstanding for the purpose of computing the percentage ownership of the person holding such options but are not deemed outstanding for computing the percentage ownership of any other person.
(2)	Of the 332,636,999 shares, 251,750,000 shares are beneficially owned through Mr. Wong's 34.7% interest in Top Group, 1,346,000 shares are held by Bullion Holdings Limited, which is wholly owned by Mr. Wong and his spouse, 1,284,000 shares are owned jointly by Mr. Wong and his spouse, and 1,250,000 shares are owned personally by him. See also notes 3 and 4.
(3)	10,000,000 options were granted to Mr. Wong on October 20, 2000 at an exercise price of HK$0.58 per share, exercisable in the following manner: (i) 3,000,000 on or after October 20, 2000, (ii) 3,000,000 on or after June 2, 2001, and (iii) 4,000,000 on or after June 2, 2002. Thus, 10,000,000 options are currently exercisable.
(4)	66,766,999 warrants are beneficially owned through Mr. Wong's 34.7% interest in Top Group and 240,000 warrants are held personally by Mr. Wong. Top Group purchased 69,766,999 warrants from City Telecom as part of our warrant sale in October 2001, of which 3,000,000 warrants were converted into shares during in January 2003. Each warrant entitles the holder to purchase one ordinary share at a price of HK$0.4 per share.
(5)	Of the 329,024,999 shares, 251,750,000 shares are beneficially owned through Mr. Cheung's 34.5% interest in Top Group and 508,000 shares are owned personally by Mr. Cheung. See also notes 6 and 7.
(6)	10,000,000 options were granted to Mr. Cheung on October 20, 2000 at an exercise price of HK$0.58 per share, exercisable in the following manner: (i) 3,000,000 on or after October 20, 2000, (ii) 3,000,000 on or after June 2, 2001, and (iii) 4,000,000 on or after June 2, 2002. Thus, 10,000,000 options are currently exercisable.
(7)	66,766,999 warrants are beneficially owned through Mr. Cheung's 34.5% interest in Top Group. Top Group purchased 69,766,999 warrants from City Telecom as part of our warrant sale in October 2001, of which 3,000,000 warrants were converted into shares during in January 2003. Each warrant entitles Top Group to purchase one ordinary share at a price of HK$0.4 per share.
(8)	Mr. Chong purchased 254,000 warrants from City Telecom as part of our warrant sale in October 2001. Each warrant entitles Mr. Chong to purchase one ordinary share at a price of HK$0.4 per share.
(9)	500,000 options were granted to Ms. Fung on October 20, 2000 at an exercise price of HK$0.58 per share, exercisable on or after November 1, 2000.
(10)	Ms. Fung purchased 194,000 warrants from City Telecom as part of our part of our warrant sale in October 2001. Each warrant entitles Ms. Fung to purchase one ordinary share at a price of HK$0.4 per share.
(11)	Ms. Sio purchased 200,000 warrants from City Telecom as part of our warrant sale in October 2001. Each warrant entitles Ms. Sio to purchase one ordinary share at a price of HK$0.4 per share.
(12)	100,000 options were granted to Ms. Chan on September 3, 1998 at an exercise price of HK$0.26 per share, exercisable on or after September 3, 2000.

Title of Class	Identity of Person or Group	Shares Beneficially Owned	Percentages of Shares Beneficially Owned (%)(1)	Share Options		Warrants
Ordinary Shares	Leung Kim Ming, Sam	n/a	Less than 1.0	500,000	(14)	49,803	(15)
Ordinary Shares	Lo Sui Lun	n/a	Less than 1.0	—		—
Ordinary Shares	Other directors and senior managers(16)	—	—	250,000		—

All shareholders own ordinary shares and enjoy the same voting rights with respect to each share.

Share Option Schemes

We adopted a new share option scheme (the “New Scheme”) on December 23, 2002 and terminated the share option scheme adopted and in effect since July 12, 1997 (the “1997 Scheme”). The provisions of the 1997 Scheme remain in force to the extent necessary to give effect to the exercise of any option granted pursuant to the 1997 Scheme. Such options continue to be valid and exercisable in accordance with the 1997 Scheme. Under the terms of the New Scheme, our board of directors (the “Board”) may, in its discretion from time to time, and subject to such conditions as the Board may determine, within ten years beginning on December 23, 2002, grant employees, including executive, non-executive and independent non-executive directors, of City Telecom or any of its subsidiaries and any suppliers and professional advisers of City Telecom or any of its subsidiaries options to subscribe for ordinary shares of City Telecom.

The maximum number of ordinary shares which may be issued upon exercise of all options to be granted under the New Scheme and any other share option schemes of City Telecom must not exceed 10% of the ordinary shares in issue on December 23, 2002. Ordinary shares which would have been issuable pursuant to options which have lapsed in accordance with the terms of such share option schemes will not be counted for the purpose of the 10% limit. Such limit may be refreshed upon approval by shareholders and compliance with all requirements under the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”). Notwithstanding the foregoing, the ordinary shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the New Scheme and any other share option scheme(s) of City Telecom at any time shall not exceed 30% of the ordinary shares in issue from time to time.

The total number of ordinary shares issued and which may be issued upon exercise in full of the options granted under the New Scheme and any other share option scheme(s) of City Telecom (including exercised, cancelled and outstanding options) to each eligible participant in any 12-month period up to and including the date of grant shall not exceed 1% of the outstanding ordinary shares as at the date of grant. Any further grant of options in excess of this 1% limit must be approved by shareholders.

The subscription price for an ordinary share payable by a participant upon the exercise of any option granted under the New Scheme will be determined by the Board in its absolute discretion, except that such

(13)	Ms. Chan purchased 20,000 warrants from City Telecom as part of our warrant sale in October 2001. Each warrant entitles Ms. Chan to purchase one ordinary share at a price of HK$0.4 per share.
(14)	500,000 options were granted to Mr. Leung on September 3, 1998 at an exercise price of HK$0.26 per share, exercisable on or after September 3, 2000.
(15)	Mr. Leung purchased 49,803 warrants from City Telecom as part of our warrant sale in October 2001. Each warrant entitles Mr. Leung to purchase one ordinary share at a price of HK$0.4 per share.
(16)	The following non-executive directors and senior managers do not beneficially own our shares, options or warrants: Cheng Mo Chi, Moses, Lee Hon Ying, John, Chan Kin Man, Leung, Eva and Sin Siu Fun, Annie. The following senior manager does not beneficially own our shares or warrants, but does own options: 250,000 options were granted to Choy Mei Yuk, Mimi on October 20, 2000 at an exercise price of HK$0.58 per share, exercisable on or after June 2, 2001.

price will not be less than the highest of (a) the closing price of the ordinary shares as stated in SEHK’s daily quotations sheet on the date of grant, which must be a business day; (b) the average of the closing prices of the ordinary shares as stated in SEHK’s daily quotations sheets for the five business days immediately preceding the date of grant; and (c) the nominal value of an ordinary share.

Any grant of options to a director, chief executive or substantial shareholder of City Telecom or any of their respective associates (as defined in the Listing Rules) is required to be approved by the non-grantee independent non-executive directors of City Telecom. If City Telecom proposes to grant options to a substantial shareholder or any of its independent non-executive directors, or their respective associates, which will result in the number of ordinary shares issued and to be issued upon exercise of options granted and to be granted under the New Scheme and any other share option scheme(s) of City Telecom (including options exercised, cancelled and outstanding) to such person in the 12-month period up to and including the date of such grant (a) representing in aggregate over 0.1% of the outstanding ordinary shares; and (b) having an aggregate value in excess of HK$5 million, based on the closing price of the ordinary shares at the date of each grant, such further grant of options will be subject to approval by shareholders and all requirements under the Listing Rules.

A grant of options may not be made after a price sensitive event has occurred or a price sensitive matter has been the subject of a decision until such price sensitive information, including annual and interim results, has been made public.

The period during which an option may be exercised will be determined by the Board in its absolute discretion, except that no option may be exercised later than ten years from the date of grant. No option may be granted more than ten years after December 23, 2002. Subject to earlier termination by City Telecom, the New Scheme shall be valid and effective for a period of ten years after the date of adoption, that is, until December 22, 2012. In addition and to the extent not already exercised, an option will automatically lapse and not be exercisable upon the occurrence of any of the following events:

(i)	the expiry date relevant to that option;

(ii)	one month following the date a grantee ceases to be an eligible participant for any reason other than death or termination of his relationship with City Telecom (or its subsidiary, as the case may be) on any of the grounds specified in (vii) below;

(iii)	12 months, or such longer period as the Board may determine, following the death of a grantee whose relationship with City Telecom (or its subsidiary, as the case may be) would not have been terminated on any of the grounds specified in (vii) below;

(iv)	21 days following the date an effective resolution is passed for a voluntary winding-up of City Telecom;

(v)	subject to (iv) above, the date of commencement of such winding-up;

(vi)	the date on which any compromise or arrangement between City Telecom and its members or creditors in connection with a scheme for the reconstruction of City Telecom or its amalgamation with any other company or companies becomes effective;

(vii)	the date on which the grantee ceases to be an eligible participant by reason of the termination of his or her relationship with City Telecom or the relevant subsidiary on any one or more of the grounds of serious misconduct or breach, bankruptcy, insolvency, composition with his or her creditors or conviction of any criminal offense involving his or her integrity or honesty or, in the case of a grantee-employee and if so determined by the Board, on any other common law, statutory or contractual ground on which an employer would be entitled to terminate such grantee’s employment;

(viii)	14 days following the date a general offer (which has been made to shareholders by way of take-over offer, share repurchase offer or scheme of arrangement or otherwise in like manner) becomes, or is declared unconstitutional; and

(ix)	the date on which City Telecom cancels the options by reason that the grantee in any way sells, transfers, charges, mortgages, encumbers or creates any interest in favor of any third party over or in relation to any of his or her options or attempt to do so.

Through January 31, 2003, the board of directors had adopted nine resolutions pursuant to the 1997 Scheme and none pursuant to the New Scheme. The total number of options granted in these resolutions as of January 31, 2003 is 80,490,000, of which 14,634,000 have been exercised, 21,860,000 are outstanding and 43,996,000 had lapsed or had been forfeited or cancelled.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth certain information regarding ownership of our ordinary shares as of January 31, 2003 by all persons who are known to City Telecom to own beneficially 5% or more of our ordinary shares.

Title of Class	Identity of Person or Group	Shares Beneficially Owned	Percentages of Shares Beneficially Owned(%)(1)
Ordinary Shares	Top Group International Limited	318,516,999(2)	55.58
Ordinary Shares	Wong Wai Kay, Ricky	332,636,999(3)	57.02
Ordinary Shares	Cheung Chi Kin, Paul	329,024,999(4)	56.43
Ordinary Shares	Leung Ka Pak	318,516,999(5)	55.58
Ordinary Shares	Yau Ming Yan, Andrew	318,516,999(5)	55.58

Top Group International Limited (“Top Group”) is a holding company incorporated in British Virgin Islands with no active operations. Top Group has two directors, Mr. Wong Wai Kay, Ricky and Mr. Cheung Chi Kin, Paul, who are the chairman and managing director of City Telecom. Top Group’s corporate secretary is Ms. Sio Veng Kuan, Corinna, our finance director.

All shareholders own ordinary shares and enjoy the same voting rights with respect to each share.

As of January 31, 2003, there were nine registered holders of 388,971 of our American depositary shares in the United States, consisting of 1.54% of our outstanding shares.

City Telecom is not directly or indirectly owned or controlled by another person, corporation or foreign government.

(1)	Percentage ownership for Top Group International Limited (“Top Group”), Mr. Leung and Mr. Yau is based on 573,087,662 shares outstanding as of January 31, 2003, which includes 506,320,663 shares issued and outstanding, plus 66,766,999 warrants held by Top Group. For Mr. Wong, percentage ownership is based on 583,327,662 total shares outstanding as of January 31, 2003. This includes 506,320,663 shares issued and outstanding, plus 10,000,000 options issued to him under our share option plan and currently exercisable, plus 66,766,999 and 240,000 warrants held by Top Group and by Mr. Wong, respectively. For Mr Cheung, percentage ownership is based on 583,087,662 total shares outstanding as of January 31, 2003. This includes 506,320,663 shares issued and outstanding, plus 10,000,000 options issued to him under our share option plan and currently exercisable, plus 66,766999 warrants held by Top Group.

(2)	Of the 318,516,999 shares, 251,750,000 shares and 66,766,999 warrants are held by Top Group.

(3)	Of the 332,636,999 shares, 251,750,000 shares and 66,766,999 warrants are beneficially owned through Mr. Wong's 34.7% interest in Top Group, 1,346,000 shares are held by Bullion Holdings Limited, which is wholly owned by Mr. Wong and his spouse, 1,284,000 shares and 240,000 warrants are owned jointly by Mr. Wong and his spouse, and 1,250,000 shares are owned personally by Mr. Wong. The total also includes 10,000,000 options held by Mr. Wong which are currently exercisable.

(4)	Of the 329,024,999 shares, 251,750,000 shares and 66,766,999 warrants are beneficially owned through Mr. Cheung's 34.5% interest in Top Group and 508,000 shares are owned personally by Mr. Cheung. The total also includes 10,000,000 options held by Mr. Cheung which are currently exercisable.

(5)	Of the 318,516,999 shares, 251,750,000 shares and 66,766,999 warrants are beneficially owned through Mr. Leung's 21.0% and Mr. Yau's 9.8% interest in Top Group.

City Telecom is not aware of any arrangement, which may at a subsequent date result in a change of control of City Telecom.

Related Party Transactions

During the period September 1, 2001 to January 31, 2003, we were party to the following related party transactions.

Issuance of Warrants

In October 2001, we successfully completed an offering of 98,314,000 warrants to our existing shareholders whose address, as listed on our share register on October 12, 2001, was in Hong Kong. Shareholders whose address on such date was not in Hong Kong were not eligible to participate in the warrant offering. The offering raised a total of HK$9.8 million. The warrants were issued in registered form, and were listed on the SEHK under the number “0940” on November 2, 2001.

Warrants were issued and sold at a price of HK$0.11 per warrant on the basis that each eligible shareholder could purchase one warrant for every five existing shares in City Telecom held by it on October 12, 2001. Each warrant entitles the holder thereof to subscribe for one City Telecom share at an initial subscription price of HK$0.40 per share during the subscription period. The issue price per warrant of HK$0.11 and the initial subscription price of HK$0.40 per share were determined after arm’s length negotiation between City Telecom and Top Group as underwriter. The subscription period commenced on November 2, 2001 and will expire on the third anniversary of that date. The warrants are fully transferable.

In connection with the warrant offering, Top Group and City Telecom signed an agreement whereby Top Group agreed to (i) subscribe for all warrants to which it was entitled under the terms of the offering, equal to 48,000,000 warrants, and (ii) underwrite the sale of the remaining 50,314,800 warrants. The underwritten warrants included the number of warrants to which excluded shareholders would have been eligible to purchase if their address was in Hong Kong. The agreement allowed the offering to be fully underwritten. As consideration, we paid to Top Group 2.0% of the issue price of the 50,314,800 warrants, equal to HK$110,692.

As of January 31, 2003, a total of 11,686,663 warrants have been exercised and we have issued a corresponding number of shares to the exercising warrant holders.

Rights Offering by HKBN

In January 2002, HKBN completed an offering of new shares in HKBN to its existing shareholders listed on its register of members on December 14, 2001. Pursuant to the terms of the rights issue, existing shareholders were entitled to purchase 3.3 new shares in HKBN for each share owned on the record date at a price of HK$600 per rights share. The issue price per share was determined by HKBN based on an estimated value of HKBN of HK$60,000,000.

Two eligible shareholders participated in the rights offering: City Telecom International Limited and Credibility Holdings Limited, each of which is a wholly owned subsidiary of City Telecom. Together, these two subsidiaries subscribed for an aggregate of 283,049 shares for a total purchase price of HK$169,829,400. Prior to the offering, we had a beneficial ownership interest in 85,000 shares, representing approximately 85% of HKBN’s outstanding share capital. KDDI owned the remaining approximately 15% of HKBN. Following the rights offering, HKBN had a total of 383,049 shares issued and outstanding. Of these, City Telecom had beneficial ownership of 368,049 shares, or approximately 96%. We purchased KDDI’s remaining 4% interest in HKBN on March 13, 2002. Please see our disclosure under “- Relationship with KDDI Corporation” below for details relating to KDDI’s interest in HKBN.

The proceeds from the rights offering were used to meet HKBN’s ongoing funding requirements in connection with the expansion of its fixed telecommunication network in Hong Kong.

Relationship with HKBN

Telecommunications Services Agreement. On March 30, 2001, HKBN and our wholly owned subsidiary CTI International Limited (“CTI International”) entered into a conditional telecommunications services agreement (the “Telecommunications Services Agreement”) pursuant to which CTI International provides dedicated Internet access services to HKBN. On April 17, 2001, HKBN and CTI International entered into a variation agreement pursuant to which the terms of the Telecommunication Services Agreement was reduced from twenty-six months to fifteen months. The service fees payable by HKBN to CTI International pursuant to the Telecommunications Services Agreement for the period from September 1, 2001 to March 13, 2002 amounted to HK$8,100,000, representing 0.9% of City Telecom’s net tangible assets as of August 31, 2002.

Property leasing transaction. On March 15, 2000, HKBN, then an 85%-owned subsidiary, purchased premises of 75,000 square feet in Kwai Chung, Hong Kong to be its headquarters. On June 1, 2000, we entered into a tenancy arrangement with HKBN under which HKBN has allowed us to use part of their newly purchased premises, comprising approximately 50,000 square feet, in exchange for a monthly payment from us of approximately HK$300,000. Since September 2000, HKBN has allowed us to use a smaller area of their premises comprising approximately 42,000 square feet in exchange for a lower monthly payment from us of approximately HK$251,000. Since November 2002, City Telecom has further reduced the leased area to approximately 30,000 square feet for a monthly payment of HK$180,000. We do not have a formal written tenancy agreement with HKBN and this tenancy arrangement has been and will continue to be settled through monthly intra-group invoices.

Leased lines charges. The leased lines charges payable by City Telecom to HKBN for the period from September 1, 2001 to March 13, 2002 amounted to HK$13,670,000. In the opinion of the directors, this was carried out in the ordinary course of business and on normal commercial terms.

Guarantee for Loan Facility. On October 9, 2002, HKBN entered into a HK$200,000,000 long-term loan facility with The Hong Kong and Shanghai Banking Corporation Limited (“HSBC”) to provide funding for the further development of HKBN’s fixed telecommunications network. The facility provides that HKBN may, but has no obligation to, draw upon such facility from time to time in amounts of no less than HK$10,000,000. The facility provides that at least HK$100,000,000 must be drawn by December 31, 2003, or the funds available under the facility will be reduced by the difference between the amount drawn by such date and HK$100,000,000. All amounts must be drawn by December 31, 2004. To provide security for this facility, City Telecom has issued a corporate guarantee whereby we have guaranteed HKBN’s repayment obligations. In addition, City Telecom has agreed to subordinate its rights to repayments of any interest owed to City Telecom by HKBN in favor of HSBC. Further, City Telecom has undertaken to HSBC that it will:

(i)	provide HKBN with the necessary funding to meet any shortfalls or cost overruns of HKBN’s capital expenditures;

(ii)	maintain its listing on the SEHK;

(iii)	maintain its shareholding in HKBN at no less than 51%; and

(iv)	maintain certain financial ratios.

The facility provides that interest will be charged to HKBN at a commercial rate available in the Hong Kong market calculated at a spread over Hong Kong Interbank Money Market Offer Rate. The facility is to be repaid in 60 equal monthly installments beginning in January 2005. It also contains covenants by HKBN to defer interest payments due to City Telecom until such facility is paid in full, to fund all capital expenditure through internally generated cash or from funds provided by City Telecom, and to comply with various information delivery requirements to HSBC.

Relationship with KDDI Corporation

Service Agreements. In fiscal 2002, calling charges in the amount of HK$13,161,000 were payable to KDDI, then a minority shareholder of HKBN, pursuant to the service agreements entered into between City Telecom and KDDI in 1999. Please see the disclosure in Item 10 “Additional Information – Material Contracts – KDDI Corporation, City Telecom and HKBN” for details of such transactions. These transactions were conducted in accordance with the terms of the service agreements and City Telecom believes that the terms are no less favorable than terms available from third parties. The above amount represents the calling charges payable to KDDI for the period from September 1, 2001 to March 13, 2002. KDDI ceased to have any interest in HKBN on March 13, 2002.

Shareholders’ Agreement and Loan Facility. Pursuant to a shareholders’ agreement, dated March 1, 2000, entered into between City Telecom and KDDI, City Telecom and KDDI executed a loan facility letter dated June 26, 2000 (the “Facility Letter”) in favor of HKBN for an aggregate amount of up to HK$600 million in proportion to their respective shareholdings in HKBN at an interest rate of 7% per annum repayable in full on June 25, 2003, and HKBN executed a floating charge over all its present and future assets (the “Floating Charge”) in favor of City Telecom and KDDI as security for the loan facility on September 22, 2000. The directors believe that the Facility Letter and the Floating Charge were entered into on normal commercial terms.

Pursuant to the Facility Letter, KDDI has made available a loan of HK$22.5 million to HKBN which remained outstanding as at August 31, 2002 and payable in accordance with the terms of the Facility Letter. Interest expenses in the amount of HK$846,000 were payable on the interest-bearing loan from KDDI for the period from September 1, 2001 to March 13, 2002.

On March 13, 2002, City Telecom bought KDDI’s remaining 15,000 shares, or approximately 4% stake, in HKBN, making HKBN our wholly owned subsidiary. In connection with the acquisition, City Telecom, KDDI and HKBN also entered into a Deed of Novation dated March 13, 2002 under which KDDI agreed to assign and transfer its rights, together with its obligations and liabilities, under the Facility Letter and the Floating Charge to City Telecom, and in return City Telecom assumed HKBN’s obligation to repay the principal and interest owed to KDDI under the Facility Letter on the terms set forth in the Facility Letter. As security for City Telecom’s obligations to KDDI, HKBN has executed a legal charge over a property in favor of KDDI.

In November 2002, we repaid the loan of HK$22.5 million and the accrued interest and the legal charge in favor of KDDI was released since then.

Please see the disclosure under Item 10 “Additional Information—Material Contracts – KDDI Corporation, City Telecom and HKBN” for more information about the contractual relationships among KDDI, HKBN and City Telecom.

Contracts with Our Directors and Senior Management

All of our directors have service agreements with us, and certain of our directors hold options to purchase our shares. Certain of our directors receive housing allowances, pensions and bonuses. In addition, some of our directors are also senior management of City Telecom and these persons may also have the ability to make significant business decisions effecting our operations and determine the compensation they will be paid in connection with their roles as directors or management. Details concerning all of these arrangements are disclosed in Item 6 “Directors, Senior Management and Employees” above.

ITEM 8.    FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

See pages F1-F-52 following Item 19.

Legal Proceedings

We are currently involved in three material legal proceedings. They are described below:

PCCW-HKT (then Cable & Wireless HKT), a Hong Kong company, brought an action against us on July 10, 1998 in the High Court of Hong Kong, alleging breach of agreements relating to the supply and operation of telecommunications services and unlawful interference with trade. This claim was subsequently amended on September 1, 1998. The Cable & Wireless HKT claim relates specifically to its alleged monetary loss between the months of February and October in 1997 resulting from the manner in which we used its telecommunications transmission lines. The sole issue raised by Cable & Wireless HKT in this case is whether we are liable for monetary damages to Cable & Wireless HKT. As a result, we do not believe that the resolution of this case will impair our ability to lease transmission circuits from Cable & Wireless HKT or significantly alter the commercial terms on which these transmission circuits are leased. Cable & Wireless HKT has yet to stipulate the exact amount of their monetary loss during that period as a result of our alleged misuse.

We filed a defense and a counterclaim on October 7, 1998 alleging anti-competitive practices on the part of Cable &Wireless HKT. We subsequently amended our counterclaim on November 18, 1998. The case is currently in its discovery phase. The first trial proceedings in the case have not yet taken place. We cannot accurately predict the expected date of resolution of this case and we have not made any reserve for this case.

Jade Com Development Limited (“Jade Com”), a Hong Kong company, alleged in a claim filed in January 1999 in the High Court of Hong Kong that we, as a principal of one of our wholly owned subsidiaries, wrongfully terminated a telecommunications service agreement entered into on November 26, 1997. Jade Com claimed damages for breach of contract and misrepresentation, but did not state the specific amount of its claim. If the agreement had not been terminated, we would have had a remaining commitment of approximately US$36,000,000 under the agreement. We filed a defense in May 1999 asserting that Jade Com had breached a condition of the agreement that they obtain all the legal approvals and licenses necessary for the provision of their services. Specifically, our defense asserts that Jade Com did not have certain regulatory approvals required for the provision of the international telecommunication services that formed the basis of the agreement. As such, we asserted in our defense that our wholly owned subsidiary was entitled to terminate the agreement. In February 2001, the parties consented to adjourn the case indefinitely with liberty to restore. We have not made any reserve for this litigation.

New World Telephone Limited (“New World”), a Hong Kong Company, filed a claim in the High Court of Hong Kong against us in mid June 1999. New World’s claim alleged that a total of approximately HK$96,400,000 was owed to it by City Telecom pursuant to two agreements:

•	a Carrier Service Agreement dated January 11, 1996, as amended; and

•	a Telecommunications Service Agreement dated March 25, 1999.

The two agreements provided for interconnection of our circuits with those of New World and the related payment of telecommunications delivery fees and interconnection fees. In late June 1999, New World dropped its claim related to the Telecommunications Service Agreement. Accordingly, the claim was reduced by approximately HK$28,800,000 to approximately HK$67,600,000. Within this HK$67,600,000, New World alleges that approximately HK$48,700,000 is payable by us as a result of our use of its international telecommunications services and approximately HK$18,900,000 is payable in respect of delivery fees alleged to have been mistakenly paid by New World to us in respect of calls subject to a special arrangement between New World and Cable & Wireless HKT. Under this arrangement, Cable & Wireless HKT is required to pay New World delivery fees. The Carrier Service Agreement requires New World, upon receipt of statements relating to delivery fees from Cable & Wireless HKT, to pay to us delivery fees, which are related to those calls that generate delivery fees to New World under its arrangement with Cable & Wireless HKT. New World claimed that Cable & Wireless HKT had failed to remit to them these fees as reflected in the statements. New World therefore alleges that we should repay the HK$18,900,000 in delivery fees previously paid to us.

We filed a defense in August 1999. In the defense, we asserted that we are entitled to the disputed HK$18,900,000 in delivery fees under the Carrier Service Agreement, regardless of the dispute between Cable & Wireless HKT and New World. We also believe we are not liable to pay the HK$48,700,000 in interconnection fees because we are entitled to set off these fees against the delivery fees payable by New World to us under the Carrier Service Agreement. The proceedings have reached the stage of discovery of documents. We cannot accurately predict the expected date of resolution of this case and we have not made any reserve for this litigation.

In October 1999, New World filed a new claim under the Telecommunications Service Agreement against us in the High Court of Hong Kong. The new claim asserts damages of approximately HK$28,800,000 relating to interconnection fees alleged to be payable by us. In late October 1999, we filed a defense to this claim on the basis that we have fully paid to New World all outstanding balances due under both the Telecommunications Service Agreement and the Carrier Service Agreement. In late November 1999, New World responded to our defense. The proceedings have reached the stage of discovery of documents. We cannot accurately predict the expected date of resolution of this case and have not made any reserve for this litigation.

Dividends

Unless the relevant provisions of the Companies Ordinance require otherwise, we may by ordinary resolution (being a resolution passed by a majority of our shareholders who attend and vote at a meeting of shareholders) from time to time declare dividends, but no dividend shall exceed the amount recommended by our board of directors. Our Articles contain provisions on apportioning dividends where shares are not or were not fully paid for during the period covered by the dividend.

Unless the relevant provisions of the Companies Ordinance require otherwise, our board of directors may pay such interim dividends as appears to them to be justified by our financial position and pay any dividend payable at a fixed rate at intervals decided upon by our board of directors, whatever our financial position, if the board of directors feels that this payment is justified.

In respect of any dividend proposed to be paid or declared by our board of directors or by us in a general meeting, our board of directors may further propose and announce prior to or at the same time as the payment or declaration of such dividend either that:

(a)	such dividend be made in whole or in part in the form of an allotment of shares to the shareholders, credited as being fully paid. However, all the shareholders entitled to receive these new shares will also be entitled to choose to receive the dividend (or a part of it) in cash and not shares; or

(b)	the shareholders entitled to such dividend are entitled to elect to receive an allotment of shares, credited as fully paid instead of the whole or that part of the cash dividend as the board of directors may decide upon.

Any general meeting declaring a dividend may, upon the recommendation of our board of directors, by ordinary resolution, direct that the dividend shall be met, wholly or partly, by the distribution of our assets.

Any dividend not claimed by a shareholder after a period of six years from the date when it was first due to be paid shall be forfeited and shall revert to us. The payment by our board of directors of any unclaimed dividend, interest or other sum payable on or in respect of a share into a separate account shall not make us responsible as a trustee for such sums.

Significant Changes

Except as have been disclosed in this annual report, there have been no significant changes since August 31, 2002, the date of the annual financial statements in this annual report.

ITEM 9.    THE OFFER AND LISTING

Our ordinary shares of common stock were listed under the number “1137” on the Stock Exchange of Hong Kong Limited (the “SEHK”) on August 4, 1997. Our American depositary shares, each representing 20 ordinary shares, were listed under the symbol “CTEL” on the Nasdaq on November 3, 1999. We listed our warrants, each representing the right to purchase one ordinary share of our common stock, under the number 0940 on the SEHK on November 2, 2000.

The price of our ordinary shares on the SEHK as of its close of trading on January 30, 2003 was HK$1.39 per share. The table below shows the high and low closing prices of the shares on the SEHK since listing.

	Price
	High	Low
1997
August 4 to September	1.750	1.350
October to December	1.520	0.900
1998
January to March	1.170	0.620
April to June	1.100	0.400
July to September	0.490	0.175
October to December	0.590	0.223
1999
January to March	0.580	0.440
April to June	3.100	0.465
July to September	5.650	1.350
October to December	8.950	5.150
2000
January to March	8.000	2.750
April to June	3.500	1.330
July to September	1.480	0.720
October to December	0.790	0.540
2001
January to March	0.720	0.520
April to June	0.890	0.435
July to September	0.660	0.420
October to December	0.800	0.465
2002
January to March	1.310	0.740
April to June	1.690	1.050
July	1.610	1.280
August	1.600	1.320
September	1.610	1.390
October	1.610	1.300
November	1.640	1.370
December	1.480	1.350
2003
January (through January 31)	1.490	1.320

The price of our American depositary shares on Nasdaq as of its close of trading on January 31, 2003 was US$3.40 per American depositary share. The table below shows the high and low closing prices of the American depositary shares on Nasdaq since listing.

	Price
	High	Low
	(In US$)
1999
November 3 to December	21.875	14.438
2000
January to March	20.500	8.156
April to June	8.313	3.625
July to September	3.688	1.750
October to December	2.063	1.125
2001
January to March	1.781	1.375
April to June	2.400	1.150
July to September	1.650	1.030
October to December	2.050	1.090
2002
January to March	4.350	2.600
April to June	3.420	2.870
July	3.800	3.110
August	4.000	3.210
September	4.090	3.560
October	3.940	3.210
November	3.860	3.260
December	3.720	3.100
2003
January (through January 31)	3.700	3.080

The price of our warrants on the SEHK as of its close of trading on January 30, 2003 was HK$1.00 per warrant. The table below shows the high and low closing prices of the warrants on SEHK since listing.

	Price
	High	Low
	(In US$)
2001
November 2 to December 31	0.410	0.180
2002
January to March	0.890	0.365
April to June	1.220	0.700
July	1.100	0.850
August	1.120	0.880
September	1.170	1.000
October	1.170	0.900
November	1.180	0.950
December	1.020	0.960
2003
January (through January 31)	1.010	0.980

ITEM 10.    ADDITIONAL INFORMATION

Memorandum and Articles of Association

Described below is a summary of certain provisions of our Memorandum and Articles of Association (the “Articles”), as currently in effect, and, where relevant, the Companies Ordinance (Chapter 32 of the laws of Hong Kong) (the “Companies Ordinance”). As this is a summary, it does not contain all the information that may be important to you. You should therefore read our complete Articles if you would like additional information, which were filed with the U.S. Securities and Exchange Commission as an exhibit to the registration statement on Form F-1 (Registration No. 333-11012) under the Securities Act in connection with a global offering of American depositary shares in November 1999.

General

We were incorporated in Hong Kong on May 19, 1992 under the Companies Ordinance. Article 3 states that City Telecom’s objects are to carry on the business of telecommunications services in addition to various other related and unrelated business activities.

Director’s Interests

A director shall not vote on, or be counted in the quorum in relation to, any resolution of the board of directors in respect of any contract in which the director has a material interest. This prohibition shall not apply to the following:

(a)	the giving to the director of any guarantee, indemnity or security in respect of money lent or obligations undertaken by the director for the benefit of City Telecom or any of its subsidiaries;

(b)	the giving to a third party of any guarantee, indemnity or security in respect of a debt or a obligation of City Telecom or any of its subsidiaries for which the director has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(c)	where City Telecom or any of its subsidiaries is offering securities in which offer the director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the director is to participate;

(d)	any contract in which the director is interested by virtue of his interest in shares or debentures or other securities of City Telecom or by reason of any other interest in or through City Telecom;

(e)	any contract concerning any other company (not being a company in which the director owns five percent or more) in which the director is interested directly or indirectly;

(f)	any contract concerning the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates both to directors and employees of City Telecom or of any of its subsidiaries and does not provide in respect of any director any privilege or advantage not accorded to the employees to which the fund or scheme relates;

(g)	any contract for the benefit of employees of City Telecom or of any of its subsidiaries under which the director benefits in a similar manner to the employees and which does not accord to any director any privilege not accorded to the employees to whom the contract relates; and

(h)	any contract for the purchase or maintenance for any director of insurance against any liability.

Additionally, there is no shareholding qualification required to be a director.

Dividends

Unless the relevant provisions of the Companies Ordinance require otherwise, we may by ordinary resolution (being a resolution passed by a majority of our shareholders who attend and vote at a meeting of shareholders) from time to time declare dividends, but no dividend shall exceed the amount recommended by our board of directors. Our Articles contain provisions on apportioning dividends where shares are not or were not fully paid for during the period covered by the dividend.

Unless the relevant provisions of the Companies Ordinance require otherwise, our board of directors may pay such interim dividends as appears to them to be justified by our financial position and pay any dividend payable at a fixed rate at intervals decided upon by our board of directors, whatever our financial position, if the board of directors feels that this payment is justified.

In respect of any dividend proposed to be paid or declared by our board of directors or by us in a general meeting, our board of directors may further propose and announce prior to or at the same time as the payment or declaration of such dividend either that:

(a)	such dividend be made in whole or in part in the form of an allotment of shares to the shareholders, credited as being fully paid. However, all the shareholders entitled to receive these new shares will also be entitled to choose to receive the dividend (or a part of it) in cash and not shares; or

(b)	the shareholders entitled to such dividend are entitled to elect to receive an allotment of shares, credited as fully paid instead of the whole or that part of the cash dividend as the board of directors may decide upon.

Any general meeting declaring a dividend may, upon the recommendation of our board of directors, by ordinary resolution, direct that the dividend shall be met, wholly or partly, by the distribution of our assets.

Any dividend not claimed by a shareholder after a period of six years from the date when it was first due to be paid shall be forfeited and shall revert to us. The payment by our board of directors of any unclaimed dividend, interest or other sum payable on or in respect of a share into a separate account shall not make us responsible as a trustee for such sums.

Liquidation

If City Telecom commences liquidation, the liquidator may, with the sanction of a special resolution of City Telecom and any other sanction required by the Companies Ordinance,

(a)	divide among the shareholders the whole or any part of the assets of City Telecom and set such value as the liquidator deems fair upon any property to be divided and determine how the division shall be carried out between the shareholders, or

(b)	vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as the liquidator shall think fit but no shareholder shall be compelled to accept any shares or other assets upon which there is any liability.

Annual and Extraordinary General Meeting of Shareholders

The Companies Ordinance requires our board of directors to hold an annual general meeting of our shareholders once every calendar year and not more than 15 months after our previous annual general meeting. The annual general meeting and any other general meeting of our shareholders held for the passing of a special resolution (being a resolution passed by a majority of not less than 75% of those shareholders who attend and vote at a meeting of shareholders) should be convened by not less than 21 clear days’ notice in writing. The notice shall specify the place, date and time of meeting and the general nature of the business to be transacted. An annual general meeting may be called by less than 21 days’ notice if it is agreed to by all shareholders entitled to attend and vote at the meeting. The business of the annual general meeting will include:

(a)	the declaration and sanctioning of dividends;

(b)	the consideration and adoption of the accounts and balance sheet and the report of the directors and other documents required to be attached to the accounts;

(c)	the appointment of directors in place of those retiring (by rotation or otherwise);

(d)	the appointment of auditors; and

(e)	the fixing of, or the determining of the method of fixing, the remuneration of the directors and of the auditors.

Our board of directors may convene an extraordinary general meeting (which is any general meeting of the shareholders other than the yearly annual general meeting) whenever it thinks fit and must do so upon the request in writing of shareholders holding 10% or more of the shares which carry the right to vote at the general meeting. All extraordinary general meetings (other than those convened for the passing of a special resolution referred to above) should be convened by not less than 14 clear days’ notice in writing. Extraordinary general meetings may be called by less than 14 days’ notice by a majority in number of the shareholders having the right to attend and vote at the meeting, being a majority together holding not less than 95% in nominal value of the shares giving that right.

Except as otherwise provided by our Articles, two shareholders present in person or by proxy and entitled to vote shall be a quorum for all purposes. No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the choice or appointment of a chairman which shall not be treated as part of the business of the meeting.

Restrictions on Ownership of Shares

There are no restrictions, either pursuant to our Articles, or pursuant to the laws of Hong Kong, on the rights of non-residents of Hong Kong or foreign persons to hold or exercise voting rights with respect to our ordinary shares.

Voting Rights

Under the Companies Ordinance, any action to be taken by the shareholders in a general meeting requires the passing of either an ordinary or a special resolution at such meeting. Generally, resolutions of the shareholders are passed by ordinary resolution. However, the Companies Ordinance and our Articles provide that certain matters may only be passed as special resolutions.

Unless any shares have special terms as to voting, on a show of hands every member who is present in person at a general meeting, shall have one vote and on a poll every member who is present in person or by proxy shall have one vote for every share of which he is the holder. Our Articles set out the circumstances in which a poll can be demanded.

Any shareholder that is a recognized clearing house within the meaning of the Securities and Futures (Clearing Houses) Ordinance of Hong Kong may authorize such person or persons as it thinks fit to act as its representative (or representatives) at any general meeting or at any separate meeting of any class of shareholders (if relevant). However, if more than one person is authorized, the authorization must specify the number and class of shares in respect of which each person is in fact authorized. The authorized person will be entitled to exercise the same power on behalf of the recognized clearing house as that clearing house (or its nominees) could exercise if it were an individual shareholder.

Issue of Shares

Under the Companies Ordinance, our board of directors may, without the prior approval of the shareholders, offer to issue new shares to existing shareholders in proportion to their current shareholdings. Our board of directors may not issue new shares in any other way without the prior approval of the shareholders in a general meeting. Any such approval given in a general meeting shall continue in force until the earlier of: (1) the conclusion of next year’s annual general meeting; or (2) the expiration of the period within which the next annual general meeting is required by law to be held; or (3) when revoked or varied by an ordinary resolution of the shareholders in a general meeting. If such approval is given, our unissued shares shall be at the disposal of our board of directors, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration and upon such terms and conditions as the directors may decide.

Unless specifically restricted by our Articles, any shareholder may transfer all or any of his shares by an instrument of transfer in the usual or common form or in such other form as our board of directors may accept and may approve. Such transfer may be signed by hand or, if the buyer or seller is a clearing house or its nominee(s), signed by hand or by a machine imprinted signature or by such other manner as our board of directors may approve from time to time.

The instrument of transfer of a share shall be signed by or on behalf of both the buyer and the seller of that share provided that our board of directors may dispense with the signing of the instrument of transfer by the buyer in any case which it thinks fit in its discretion to do so. Except as provided in the paragraph above, our board of directors may also decide, either generally or in any particular case, upon request by either the buyer or seller of shares to accept mechanically signed transfers. The seller shall be deemed to remain the holder of the share until the name of the buyer is entered into our register in respect of that share. All instruments of transfer, when registered, may be retained by us. Nothing in our Articles shall prevent our board of directors from recognizing a renunciation of the allotment or provisional allotment of any share by the person to whom the shares were to be allotted in favor of some other person.

Our board of directors may in its absolute discretion and without giving any reason, decline to register any transfer of any share which is not a fully paid share.

Our board of directors may also decline to register any transfer unless:

(a)	the instrument of transfer, duly stamped, is lodged with us accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the seller to make the transfer;

(b)	such fee, not more than the maximum amount allowed by the Stock Exchange of Hong Kong from time to time, as our board of directors may from time to time require is paid to us in respect of it;

(c)	the instrument of transfer is in respect of only one class of share;

(d)	in the case of a transfer of a share to be registered in more than one name (i.e. there are joint holders), the number of joint holders to whom the share is to be transferred does not exceed four; and

(e)	the shares concerned are free of any lien in favor of us.

If our board of directors declines to register a transfer of any share, it shall, within two months after the date on which the instrument of transfer was lodged, send to the purchaser notice of the refusal.

Shareholders

In accordance with the Companies Ordinance and our Articles, only persons who are registered in our register of members are recognized by us as shareholders and absolute owners of the shares. The register of members may be closed by our board of directors at such times and for such periods as it may from time to time decide, but the register shall not be closed in any year for more than 30 days (excluding Sundays and public holidays).

Material Contracts

The following contracts, not being contracts in the ordinary course of business, have been entered into by City Telecom and/or its subsidiaries within the two years preceding the date of this annual report and are or may be material. Please see also our disclosure in Item 7 “Major Shareholders and Related Party Transactions—Related Party Transactions” for description of other material transactions that we entered into during such two-year period.

KDDI Corporation, City Telecom and HKBN

KDDI, formerly known as KDD Corporation, is a leading telecommunications company in Japan that has provided a range of voice, data and video products to consumers. City Telecom and KDDI entered into three service agreements (the “Service Agreements”), dated April 15, April 22 and August 16, 1999 respectively. Pursuant to the Service Agreements, KDDI provides us with international carrier services. The initial terms of the Service Agreements are for five years commencing April 15, 1999, six months commencing April 22, 1999, and one year commencing August 16, 1999, respectively, and each of the Service Agreements will be renewed automatically for various terms thereafter unless and until terminated by either party with written notice. On March 13, 2002, City Telecom purchased KDDI’s remaining 4% stake in HKBN and KDDI ceased to have any interest in HKBN. The service fees payable to KDDI by City Telecom for carrier services pursuant to the Service Agreements for the period from September 1, 2001 to March 13, 2002 amounted to HK$13,161,000, representing 1.1% of the Group’s turnover for the year ended August 31, 2002.

Pursuant to a subscription agreement dated March 1, 2000 between City Telecom, KDDI, then known as KDD Corporation, and HKBN, a wholly owned subsidiary of City Telecom, KDDI agreed to purchase in cash 15,000 new HKBN shares for a total subscription price of HK$225,000,000, representing 15% of the enlarged issued share capital of HKBN. The new HKBN shares issued to KDDI, which were fully paid, rank pari passu with HKBN shares. The subscription was conditional upon, among other things, the entering into by the parties of a sale of business agreement (the “Sale of Business Agreement”), a cooperation agreement (the “Cooperation Agreement”) and a shareholders’ agreement (the “Shareholders’ Agreement”). Each of these documents was executed, and completion of the subscription took place, on March 1, 2000.

The Cooperation Agreement was signed by City Telecom, HKBN and KDDI on March 1, 2000. It sets out the framework whereby City Telecom and KDDI provide services and products to HKBN. These include network access, facilities management and system integration services.

Pursuant to the Sale of Business Agreement, we transferred, among other things, the customer base of City Telecom’s Internet business, all the fixed and tangible assets used by City Telecom for the purposes of the Internet business and all the intellectual property rights relating to City Telecom’s Internet business. As consideration, HKBN paid HK$36,249,751, which was satisfied by the allotment of 75,000 new HKBN shares to City Telecom’s wholly owned subsidiary.

The Shareholders’ Agreement provided that the board of HKBN would comprise seven directors, six of whom would be nominated by City Telecom and one of whom would be nominated by KDDI. City Telecom and KDDI agreed to provide additional financing to HKBN by way of shareholders’ loans in proportion to their existing shareholding and to seek third party financing if necessary. Each of City Telecom and KDDI had pre-emptive rights to subscribe for additional shares that might be issued from time to time so as to maintain their respective percentage holdings in HKBN.

Pursuant to the Shareholders’ Agreement, City Telecom and KDDI executed a loan facility letter dated June 26, 2000 in favor of HKBN for an aggregate amount of up to HK$600 million in proportion to their respective shareholdings in HKBN at that date at an interest rate of 7% per annum repayable in full on June 25, 2003 (the “Facility Letter”). HKBN executed a floating charge (the “Floating Charge”) over all its present and future assets in favor of City Telecom and KDDI as security for the loan facility on September 22, 2000.

Pursuant to the Facility Letter, KDDI has made available a loan of HK$22.5 million to HKBN which remained outstanding as at August 31, 2002 and payable in accordance with the terms of the Facility Letter.

In connection with the acquisition of KDDI’s remaining 4% stake in HKBN, City Telecom, KDDI and HKBN also entered into a Deed of Novation dated March 13, 2002 under which KDDI agreed to assign and transfer its rights, together with its obligations and liabilities, under the Facility Letter and the Floating Charge to City Telecom, and in return City Telecom assumed HKBN’s obligation to repay the principal and interest owed to KDDI under the Facility Letter on the terms set forth in the Facility Letter. As security for City Telecom’s obligations to KDDI, HKBN has executed a legal charge over a property in favor of

KDDI. In November 2002, we repaid the loan of HK$22.5 million and the accrued interest and the legal charge in favor of KDDI was released since then.

As of January 31, 2003, the cash advanced to HKBN by City Telecom under the Facility Letter totaled HK$400 million.

Exchange Controls

The Basic Law of Hong Kong provides that the Hong Kong dollar will remain the legal tender in Hong Kong after July 1, 1997. The Basic Law also provides that no foreign exchange control policies will be applied in Hong Kong and that the Hong Kong dollar will be freely convertible. During the Asia regional economic crisis in 1998, however, the Hong Kong Government intervened on several occasions in the foreign exchange market by purchasing the Hong Kong dollar and selling the U.S. dollar to support the value of the Hong Kong dollar.

There are no restrictions, either pursuant to our Articles, or pursuant to the laws of Hong Kong, on the rights of non-residents of Hong Kong or foreign persons to hold or exercise voting rights with respect to our ordinary shares, or export or import capital.

Hong Kong Taxation

The following provides a general outline of the material tax considerations that may be relevant to a decision to own or dispose of the American depositary shares or shares but does not purport to deal with the tax consequences applicable to all categories of investors. Prospective investors should consult their own professional advisers on the Hong Kong and overall tax implications of investing, holding or disposing the American depositary shares or shares under the laws of the countries in which they are liable to taxation. The discussion below is applicable to both U.S. and non-U.S. citizens as an investor.

Tax on dividends

No tax is payable in Hong Kong by withholding or otherwise in respect of dividends paid by City Telecom.

Profits tax

No tax is imposed in Hong Kong in respect of gains from the sale of property, including shares and American depositary shares, unless all the following three factors are present:

(i)	such gain is derived from or arising in Hong Kong;

(ii)	such gain is attributable to a trade, profession or business carried on in Hong Kong; and

(iii)	the property in question such as shares and American depositary shares was not a capital asset of that trade, profession or business.

Taxable gains will be subject to Hong Kong profits tax which is currently imposed on corporations at a rate of 16%. A person’s income from employment, less allowable deductions, charitable donations and personal allowances, is chargeable to salaries tax at progressive rates ranging from 2% to 17%. The maximum tax payable is, however, limited to tax at the standard rate of 15% on the person’s income from employment less allowable deductions and charitable donations, but without a deduction for personal allowances.

Gains from sales of shares effected on the Hong Kong Stock Exchange will be considered to be derived from or arising in Hong Kong. Liability to Hong Kong profits tax in respect of such gains would arise if the Shares were not held as capital assets and the gains are attributable to a business, trade or profession carried out in Hong Kong.

Gains from sales of American depositary shares will be considered to be derived from or arising in Hong Kong if the relevant purchase or sales contracts are negotiated and concluded in Hong Kong, and such gains will be subject to Hong Kong profits tax in the case of those persons dealing or trading in the American depositary shares as part of their business being carried out in Hong Kong. In any case of an exchange of any American depositary receipts evidencing American depositary shares for certificates representing shares, any gain on subsequent disposition of such shares will be the difference between the initial price of American depositary shares and the market value of such shares at the date of disposition.

Stamp duty

A sale or purchase of shares is subject to Hong Kong stamp duty if the transfer of such shares is required to be registered in Hong Kong. The shares will be registered in City Telecom’s Hong Kong branch register of members and, therefore, will constitute “Hong Kong stock” for the purposes of Hong Kong stamp duty. For such purposes any person who effects a sale or purchase of Hong Kong stock such as the shares registered on City Telecom’s Hong Kong register of members, whether as principal or agent, is required to execute a contract note evidencing such sale or purchase and to have that note stamped. Contract notes attract stamp duty, payable by the seller and the purchaser in equal shares, at the rate of HK$2.50 per HK$1,000 or part thereof by reference to the value of the consideration paid or the market value of the shares on the Hong Kong Stock Exchange or otherwise on the date the contract note is executed, whichever is greater. If, in the case of a sale or purchase of the shares by a person who is not resident in Hong Kong, the stamp duty on either or both of the contract notes is not paid, the transferee will be liable to pay stamp duty on the instrument of transfer in an amount equal to the unpaid duty. If the stamp duty is not paid on or before the due date, a penalty of up to ten times the duty payable may be imposed. In addition, a fixed duty of HK$5.00 is currently payable on any instrument of transfer of shares.

Upon the exchange of any American depositary receipts evidencing American depositary shares for certificates representing shares, or exchange of shares for American depositary receipts evidencing American depositary shares, stamp duty aggregating HK$2.50 per HK$1,000 or part thereof is payable in addition to the depositary’s charges, if any. Investors are not liable for stamp duty on the issuance of the American depositary shares upon the initial deposit of shares issued directly to the depositary or for the account of the depositary. No Hong Kong stamp duty is payable upon the transfer of American depositary receipts evidencing American depositary shares if such American depositary receipts are not maintained on a register in Hong Kong.

Estate duty

The shares, being registered on City Telecom’s register of members in Hong Kong, are property in relation to which Hong Kong estate duty will be chargeable on the death of the owner of such shares regardless of the place of the owner’s residence, citizenship or domicile, unless there is an applicable exemption under the Estate Duty Ordinance (Chapter 111 of the Laws of Hong Kong).

Tax treaty

There is currently no reciprocal tax treaty between Hong Kong and the U.S. regarding withholding.

Documents on Display

We filed with Securities and Exchange Commission in Washington, D.C. a registration statement on Form F-1 (Registration No. 333-11012) under the Securities Act in connection with our global offering of American depositary shares in November 1999. The registration statement contains exhibits and schedules. For further information with respect to City Telecom and the American depositary shares, please refer to the registration statement and to the exhibits and schedules filed with the registration statement. In addition, whenever a reference is made in this annual report to a contract or other document of City Telecom, you should be aware that such reference is not necessarily complete and that you should refer to the exhibits and schedules that are a part of the registration statement for a copy of the contract or other document.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our functional currency is the Hong Kong dollar, the currency in which the majority of our revenue and related accounts receivable and expenses are denominated. Certain of the expenses of our telecommunications business are payable in other currencies, primarily the U.S. dollar. Since the exchange rate between the Hong Kong and the U.S. dollar was fixed before we commenced business, our operations have not been significantly affected by exchange rate fluctuations. We do not use derivative financial instruments to manage our exchange rate exposures.

In the normal course of business, we also face risks that are either non-financial or non-quantifiable. Such risks principally include country risk, credit risk and legal risk.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

[None.]

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

[None.]

ITEM 15.    CONTROLS AND PROCEDURES

We maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed by City Telecom in reports that it files or submits under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. Within the 90-day period prior to the filing of this report, an evaluation was carried out under the supervision and with the participation of City Telecom’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of our disclosure controls and procedures. Based on that evaluation, the CEO and CFO have concluded that our disclosure controls and procedures are effective.

Subsequent to the date of their evaluation, there have been no significant changes in our internal controls or in other factors that could significantly affect these controls.

ITEM 16.    [RESERVED]

PART III

ITEM 17.    FINANCIAL STATEMENTS

City Telecom has selected to provide the financial statements and related information specified in Item 18 in lieu of 17.

ITEM 18.    FINANCIAL STATEMENTS

See pages F-1 to F-52 following Item 19.

ITEM 19.    EXHIBITS

(a)	See pages F-1 to F-52 following this item.

(b)	Exhibit 99.1—Certification of Chairman and Finance Director.

Report of Independent Accountants

To the Board of Directors and Shareholders of

City Telecom (H.K.) Limited

We have audited the accompanying consolidated balance sheets of City Telecom (H.K) Limited and its subsidiaries (hereafter collectively referred to as the “Company”) as of August 31, 2001 and 2002 and the related consolidated statements of income, of cash flows and of changes in shareholders’ equity for each of the three years ended August 31, 2000, 2001 and 2002, all expressed in Hong Kong Dollars. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements audited by us present fairly, in all material respects, the financial position of the company at August 31, 2001 and 2002, and the results of its operations and cash flows for each of the three years ended August 31, 2000, 2001 and 2002, in conformity with accounting principles generally accepted in Hong Kong.

Accounting principles generally accepted in Hong Kong vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income expressed in Hong Kong Dollars for each of the three years ended August 31, 2000, 2001 and 2002 and the determination of consolidated shareholders’ equity and consolidated financial position also expressed in Hong Kong Dollars at August 31, 2001 and 2002 to the extent summarised in Note 26 to the consolidated financial statements.

PricewaterhouseCoopers

Certified Public Accountants

Hong Kong, November 20, 2002

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands except per share data)

	Note	Year ended August 31,
		2000	2001	2002
		HK$	HK$	HK$
Revenue from provision of telecommunication and other services, net		1,234,127	1,016,634	1,150,200
Cost of services provided		(888,608)	(584,352)	(457,963)

Gross profit		345,519	432,282	692,237

Operating expenses
Salaries and related costs		(186,246)	(149,237)	(196,158)
Sales and marketing expenses		(151,225)	(86,574)	(168,441)
General and administrative expenses		(159,127)	(169,661)	(227,768)
Provision for doubtful accounts receivable		(10,394)	(9,663)	(10,277)

(Loss)/income from operations		(161,473)	17,147	89,593
Bank interest income		31,857	35,438	10,870
Interest expense		(6,228)	(4,542)	(3,504)
Gain on dilution of interest in a subsidiary	3	185,811	—	—
Other income, net		6,178	10,935	502

Income before taxation	4	56,145	58,978	97,461
Income tax charge	5	(1,202)	(18,775)	(14,566)

Income after taxation		54,943	40,203	82,895
Minority interests		15,058	13,724	8,234

Net income		70,001	53,927	91,129

Earnings per share
Basic	6	14.9 cents	11.0 cents	18.4 cents

Diluted	6	14.6 cents	10.9 cents	16.1 cents

The accompanying notes are an integral part of these consolidated financial statements.

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands except number of shares and per share amounts)

			August 31,
	Note		2001	2002
			HK$	HK$
ASSETS
Current assets
Cash and bank balances	17		514,159	309,583
Restricted bank deposits	15		15,000	5,000
Trade receivables, net	7(a	)	100,164	108,058
Other receivables deposits and prepayments	7(b	)	19,970	27,287

Total current assets			649,293	449,928
Goodwill	8		—	4,261
Fixed assets, net	9		427,396	873,096
Restricted bank deposits	15		13,000	—
Prepayments for fixed assets			54,929	—

Total assets			1,144,618	1,327,285

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Loan from a former minority shareholder	13		—	22,500
Trade payables			135,766	126,280
Deposits received			16,087	18,189
Deferred service income			3,047	5,167
Other payables and accrued charges	10		87,847	182,858
Obligations under finance leases	11		4,410	2,949
Income taxes payable			24,380	24,979
Bank overdrafts — unsecured	17		26,409	19,180

Total current liabilities			297,946	402,102
Long-term liabilities
Obligations under finance leases	11		2,974	—
Deferred taxation	12		5,485	15,000
Loan from a minority shareholder	13		22,500	—

Total liabilities			328,905	417,102
Minority interests			10,407	—
Commitments and contingencies	14
Shareholders’ equity
Ordinary shares, par value $0.1 per share — 2,000,000,000 shares authorised at August 31, 2001 and August 31, 2002
— 491,074,000 shares issued and outstanding at August 31, 2001, 500,863,202 shares issued and outstanding at August 31, 2002	16		49,107	50,086
Share premium			569,180	572,656
Retained profits			187,261	278,390
Exchange reserve			(242)	(38)
Warrant reserve			—	9,089

Total shareholders’ equity			805,306	910,183

Total liabilities and shareholders’ equity			1,144,618	1,327,285

The accompanying notes are an integral part of these consolidated financial statements.

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands, except number of shares)

		Ordinary shares
	Note	Number of shares outstanding	Amount outstanding	Share premium	Warrant reserve	Exchange reserve	Retained profits	Total shareholders’ equity
			HK$	HK$	HK$	HK$	HK$	HK$
Balance at August 31, 1999, as previously reported		403,500,000	40,350	161,603	—	(2,127)	68,273	268,099
Effect of adopting SSAP 9 (Revised) (Note 2(q))		—	—	—	—	—	9,747	9,747
Shares issued in global offering		80,000,000	8,000	440,000	—	—	—	448,000
Expenses in connection with issue of new shares		—	—	(36,377)	—	—	—	(36,377)
Shares issued upon exercise of share options		6,104,000	610	3,719	—	—	—	4,329
Net income		—	—	—	—	—	70,001	70,001
Dividends		—	—	—	—	—	(33)	(33)
1999 Final dividend paid	18	—	—	—	—	—	(9,747)	(9,747)
Exchange adjustment on translation of the accounts of overseas subsidiaries		—	—	—	—	(595)	—	(595)

Balance at August 31, 2000		489,604,000	48,960	568,945	—	(2,722)	138,241	753,424
Shares issued upon exercise of share options		1,470,000	147	235	—	—	—	382
Net income		—	—	—	—	—	53,927	53,927
2000 Interim dividend paid	18	—	—	—	—	—	(4,907)	(4,907)
Exchange adjustment on translation of the accounts of overseas subsidiaries		—	—	—	—	2,480	—	2,480

Balance at August 31, 2001		491,074,000	49,107	569,180	—	(242)	187,261	805,306
Issue of warrants		—	—	—	10,815	—	—	10,815
Expenses in connection with issue of new warrants		—	—	—	(1,058)	—	—	(1,058)
Shares issued upon exercise of warrants		6,729,202	673	2,686	(668)	—	—	2,691
Shares issued upon exercise of share options		3,060,000	306	790	—	—	—	1,096
Net income		—	—	—	—	—	91,129	91,129
Exchange adjustment on translation of the accounts of overseas subsidiaries		—	—	—	—	204	—	204

Balance at August 31, 2002		500,863,202	50,086	572,656	9,089	(38)	278,390	910,183

The accompanying notes are an integral part of these consolidated financial statements.

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Year ended August 31,
	2000	2001	2002
	HK$	HK$	HK$
Cash flows from operating activities
Income before taxation	56,145	58,978	97,461
Amortization of goodwill	—	—	1,065
Depreciation of purchased fixed assets	46,887	77,187	124,563
Depreciation of fixed assets held under finance leases	5,726	5,660	3,727
Interest income	(31,857)	(35,438)	(10,870)
Interest expense	5,142	3,854	3,279
Interest element of finance leases	1,086	688	225
Loss on disposal of fixed assets	2,699	3,512	2,414
Gain on dilution of interest in a subsidiary	(185,811)	—	—
Decrease/(increase) in trade receivables, deposits, prepayments, other receivables and deferred advertising and promotion expenses	6,221	39,943	(15,211)
Increase/(decrease) in trade payables, other payables, accrued charges and deposits received	67,195	(111,091)	89,747

Net cash (outflow)/inflow from operating activities	(26,567)	43,293	296,400

Returns on investments and servicing of finance
Interest received	31,857	35,438	10,870
Interest paid	(5,142)	(3,854)	(3,279)
Interest element of finance leases	(1,086)	(688)	(225)
Dividends paid	(9,780)	(4,907)	—

Net cash inflow from returns on investments and servicing of finance	15,849	25,989	7,366

Taxation
Hong Kong profits tax paid	(295)	—	(4,107)
Overseas tax paid	(116)	—	(345)
Hong Kong profits tax refund	2,953	—	—

Net cash inflow/(outflow) from taxation	2,542	—	(4,452)

Investing activities
Acquisition of additional interest in a subsidiary (Note (*) below)	—	—	(7,500)
(Increase)/decrease in prepayments for fixed assets	—	(54,929)	54,929
(Increase)/decrease in bank deposits	(153,480)	133,480	20,000
(Increase)/decrease in restricted bank deposits	(30,000)	2,000	23,000
Purchases of fixed assets	(260,380)	(166,037)	(579,066)
Proceeds from disposal of fixed assets	2,340	1,279	2,555

Net cash outflow from investing activities	(441,520)	(84,207)	(486,082)

Net cash outflow before financing activities	(449,696)	(14,925)	(186,768)

(Continued)

The accompanying notes are an integral part of these consolidated financial statements.

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Amounts in thousands)

	Year ended August 31,
	2000	2001	2002
	HK$	HK$	HK$
Financing activities
Issue of new shares	452,329	382	3,787
Expenses in connection with the issue of new shares	(36,377)	—	—
Issue of warrants	—	—	10,815
Expenses in connection with the issue of warrants	—	—	(1,058)
Issue of new shares of a subsidiary to a minority shareholder	225,000	—	—
Loan from a minority shareholder	—	22,500	—
Repayment of capital element of finance leases	(3,742)	(4,095)	(4,435)

Net cash inflow from financing activities	637,210	18,787	9,109

Increase/(decrease) in cash and cash equivalents	187,514	3,862	(177,659)
Cash and cash equivalents at the beginning of year	274,078	460,628	467,750
Effect of foreign exchange rate changes on cash and cash equivalents	(964)	3,260	312

Cash and cash equivalents at the end of year (Note 17)	460,628	467,750	290,403

Note (*):
Acquisition of additional interest in a subsidiary
	2000	2001	2002
	HK$	HK$	HK$
Minority interests acquired	—	—	6,483
Goodwill on acquisition	—	—	1,017

	—	—	7,500

Satisfied by:
Cash	—	—	7,500

These consolidated statements of cash flows are prepared in accordance with Hong Kong Statement of Standard Accounting Practice 15 “ Cash Flow Statements” which differs in certain respects from U.S. Statement of Financial Accounting Standard No. 95 (“SFAS 95”) “Statement of Cash Flows”. The principal differences are explained in Note 26(d).

The accompanying notes are an integral part of these consolidated financial statements.

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1 Description of business and basis of presentation

City Telecom (H.K.) Limited was incorporated in Hong Kong on May 19, 1992 under the Hong Kong Companies Ordinance. The company and its subsidiaries (collectively referred to as the “Company”) are engaged in the provision of international telecommunications services in Hong Kong, Japan and Canada and fixed telecommunications network services in Hong Kong and Canada.

As of August 31, 2002, the Company had the following principal direct and indirect subsidiaries, all of which are private companies (or, if incorporated outside Hong Kong, have substantially the same characteristics as a private company).

Name	Place and date of establishment/operation	Issued capital	Percentage holding		Nature of business
			Direct	Indirect

City Telecom International Limited	British Virgin Islands May 8, 1997	Ordinary US$1	100	—	Investment holding in Hong Kong

Golden Trinity Holdings Limited	British Virgin Islands June 11, 1997	Ordinary US$1	100	—	Investment holding in Hong Kong

Automedia Holdings Limited	British Virgin Islands January 23, 2002	Ordinary US$1	100	—	Investment holding in Hong Kong

963673 Ontario Limited	Canada November 12, 1991	Common CAD502,000	—	100	Investment holding in Canada

Attitude Holdings Limited	British Virgin Islands November 3, 1997	Ordinary US$1	—	100	Inactive

City Telecom (B.C.) Inc.	Canada February 25, 1992	Common CAD501,000	—	100	Provision of international telecommunications and dial-up internet access services in Canada

City Telecom (Canada) Inc.	Canada October 6, 1997	Common CAD100	—	100	Maintenance of switching equipment and provision of operational services in Canada

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1 Description of business and basis of presentation (Continued)

Name	Place and date of establishment/operation	Issued capital	Percentage holding		Nature of business
			Direct	Indirect

City Telecom Inc.	Canada September 19, 1991	Common CAD1,000	—	100	Provision of international telecommunications and dial-up internet access services in Canada

City Telecom (Japan) Co. Limited	Japan February 7, 1997	Ordinary ¥10,000,000	—	100	Provision of international telecommunications services in Japan

City Telecom (USA) Inc.	USA May 5, 1997	Common US$1	—	100	Maintenance of switching equipment and provision of operational services in USA

*Hong Kong Broadband Network Limited (“HKBN”)	Hong Kong August 23, 2000	Ordinary HK$383,049	—	100	Provision of fixed telecommunications network services in Hong Kong

CTI Marketing Company Limited (formerly known as iChannel.com Limited)	Hong Kong August 23, 2000	Ordinary HK$10,000	—	100	Provision of media marketing services in Hong Kong

iStore.com Limited	Hong Kong September 17, 2000	Ordinary HK$10,000	—	100	Inactive

CTI International Limited	Hong Kong August 23, 1999	Ordinary HK$10,000,000	—	100	Provision of external telecommunications facilities in Hong Kong

(CTI Guangzhou Customer Service Co.Ltd. (translated but not the registered name))	The People’s Republic of China April 29, 2002	Ordinary HK$1,050,000	—	100	Provision of administrative support services in Mainland China

*:	During the year ended August 31, 2002, the Company has acquired the remaining 15% shareholding interest in HKBN which became a wholly-owned subsidiary on March 13, 2002. See Note 8.

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1 Description of business and basis of presentation (Continued)

The consolidated financial statements have been prepared under the historical cost convention, in accordance with generally accepted accounting principles in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants (“HKGAAP”). These principles differ in certain significant respects from generally accepted accounting principles in the United States of America (“USGAAP”), details of which are set out in Note 26.

The consolidated financial statements do not represent the Hong Kong statutory financial statements of the Company as certain reclassifications and changes in presentation have been made to the financial statements in order to conform more closely to presentations customary in filings with the Securities and Exchange Commission of the United States of America (the “SEC”).

All amounts are expressed in Hong Kong Dollars, the Company’s functional currency. Unless indicated otherwise, amounts in Hong Kong Dollars have been rounded to the nearest thousand.

2 Principal accounting policies

The principal accounting policies adopted in the preparation of these financial statements are set out below:

(a) Consolidation

The consolidated financial statements include the financial statements of the Company and all its subsidiaries as of August 31, 2001 and 2002, and the results of operations, cash flows and changes in shareholders’ equity for the years ended August 31, 2000, 2001 and 2002. All significant inter-company transactions and balances are eliminated on consolidation.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated statements of income from the effective dates of acquisition or up to the effective dates of disposal, as appropriate. The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Company’s share of its net assets together with any unamortized goodwill or goodwill/negative goodwill taken to reserves and which was not previously charged or recognized in the consolidated statements of income.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

(b) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Company’s share of the net assets of the acquired subsidiary at the date of acquisition.

In accordance with Statement of Standard Accounting Practice No. 30 “Business Combinations” (“SSAP 30”) issued by the Hong Kong Society of Accountants, goodwill on acquisitions occurring on or after September 1, 2001 is separately shown on the consolidated balance sheet and is amortized using the straight-line method over its estimated useful life. Goodwill arising on major strategic acquisitions of the Company to expand its product or geographical market coverage is amortized over a period of not more than 20 years.

Goodwill on acquisitions that occurred prior to September 1, 2001 was written off against reserves. This represents a change of policies. The Company has taken advantage of the transitional provisions in SSAP 30 and goodwill previously written off against reserves of approximately HK$5,092,000 has not been restated.

Where an indication of impairment exists, the carrying amount of goodwill, including goodwill previously written off against reserves, is assessed and written down immediately to its recoverable amount.

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2 Principal accounting policies (Continued)

(c) Fixed assets

Fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses.

Leasehold land is depreciated over the period of the lease while other tangible fixed assets are depreciated at rates sufficient to write off their costs less accumulated impairment losses over their estimated useful lives on a straight-line basis. The principal annual rates are as follows:

Leasehold land	2%
Leasehold buildings	2%
Furniture, fixtures and fittings	25%
Telecommunications, computer and office equipment	7% -25%
Auto-dialers	25%
Motor vehicles	25%

Depreciation of leasehold improvements is calculated to write off their cost less accumulated impairment losses over the unexpired periods of the leases or their expected useful lives to the Company whichever is shorter.

Major costs incurred in restoring fixed assets to their normal working condition are charged to the consolidated statements of income. Improvements are capitalized and depreciated over their expected useful lives to the Company.

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that fixed and other long lived assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognized to reduce the assets to its recoverable amount. Such impairment losses are recognized in the consolidated statements of income. No such impairment losses were required in the three years ended August 31, 2002.

The gain or loss on disposal of a fixed asset is the difference between the net sale proceeds and the carrying amount of the relevant asset, and is recognized in the consolidated statements of income.

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2 Principal accounting policies (Continued)

(d) Assets held under leases

(i)	Finance leases

Leases that substantially transfer to the Company all the risks and rewards of ownership of assets are accounted for as finance leases. Finance leases are capitalized at the inception of the leases at the lower of fair value of the leased assets or the present value of the minimum lease payments. Each lease payment is allocated between capital and finance charges so as to achieve a constant rate on the capital balances outstanding. The corresponding rental obligations, net of finance charges, are included in long-term liabilities. The finance charges are charged to the consolidated statements of income over the lease periods.

Assets held under finance leases are depreciated over the shorter of lease periods or their estimated useful lives.

(ii)	Operating leases

Leases where substantially all the risk and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received from the leasing company are charged to the consolidated statements of income on a straight-line basis over the lease periods.

(e) Accounts receivable

Provision is made against accounts receivable to the extent they are considered to be doubtful. Accounts receivable in the balance sheets are stated net of such provision.

(f) Deferred taxation

Deferred taxation is accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the financial statements to the extent that a liability or an asset is expected to be payable or recoverable in the foreseeable future. In determining whether a liability is expected to be payable in the foreseeable future the Company assesses the effect of its capital expenditures and other plans. If these plans indicate that sufficient accelerated tax allowances will be available to offset the effect of the reversal of timing differences, a deferred tax liability is not established for such timing differences, in accordance with the requirements of HKGAAP.

(g) Translation of foreign currencies

Transactions in foreign currencies are recorded at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at the rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the consolidated statements of income.

The balance sheets of subsidiaries expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the consolidated statements of income are translated at an average rate for the period. Exchange differences arising are dealt with as a movement of reserves.

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2 Principal accounting policies (Continued)

(h) Cash and cash equivalents

Cash and cash equivalents are short-term highly liquid investments, which are readily convertible into cash and have original maturity of three months or less at the date of acquisition, and short-term loans and overdrafts repayable within three months. Cash equivalents are stated at cost, which approximates fair value because of the short-term maturity of these instruments.

(i) Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Company expects a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.

(j) Contingent liabilities and contingent assets

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company. It can also be a present obligation arising from past events that is not recognized because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognized but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that outflow is probable, they will then be recognized as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Company.

Contingent assets are not recognized but are disclosed in the notes to the accounts when an inflow of economic benefits is probable. When inflow is virtually certain, an asset is recognized.

(k) Revenue recognition

Revenue for the provision of international telecommunications and fixed telecommunications network services is recognized, net of discounts, when the services are rendered.

Revenue received in advance for the provision of international telecommunications services using calling cards is deferred and amortized based on the estimated actual usage by customers. Revenue received in advance for provision of fixed telecommunications network services is deferred and amortized on a straight line basis over the life of the subscriber agreement.

Advertising and commission income for the provision of internet content and e-commerce services are recognized when the services are rendered.

Interest income is recognized on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2 Principal accounting policies (Continued)

(l) Retirement benefit costs

The Company contributes to defined contribution retirement schemes which are available to all employees. Contributions to the schemes by the Company and employees are calculated as a percentage of employees’ basic salaries. The retirement benefit scheme cost charged to the consolidated statements of income represents contributions payable by the Company to the fund.

The assets of the scheme are held separately from those of the Company in an independently administered fund.

(m) Advertising and promotion costs

Prior to September 1, 1999, the Company adopted the policy that advertising costs incurred for the launch of trade names of new services which are expected to be profitable in the near future are deferred and amortised on a straight line basis over a period of twelve months. The cost of gifts given to internet subscribers as inducements to enter into internet access service agreements is deferred and amortised over the life of the related agreements. All other advertising and promotion costs are charged to the consolidated statements of income as incurred.

Since September 1, 1999, all advertising and promotion costs have been charged to the consolidated statements of income as incurred.

(n) Research and development costs

Research and development costs of new services and enhancements to existing services are charged to the consolidated statements of income as incurred.

Total research and development expenses incurred for the years ended August 31, 2000, 2001 and 2002 amounted to HK$3,792,000 and HK$2,791,000 and HK$2,166,000 respectively.

(o) Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of that asset. All other borrowing costs are charged to the consolidated statements of income in the year in which they are incurred.

No borrowing costs were capitalized for the three years ended August 31, 2002.

(p) Segment reporting

In accordance with the Company’s internal financial reporting, the Company has determined that business segments be presented as the primary reporting format and geographical as the secondary reporting format.

Unallocated costs represent corporate expenses. Segment assets consist primarily of fixed assets, receivables and operating cash and exclude goodwill. Segment liabilities comprise operating liabilities and exclude items such as taxation and certain corporate borrowings. Capital expenditure comprises additions to fixed assets.

In respect of geographical segment reporting, sales are based on the country in which the customer is located. Total assets and capital expenditure are where the assets are located.

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2 Principal accounting policies (Continued)

(q) Dividends

In accordance with the revised SSAP 9 “Events after the balance sheet date”, the Company no longer recognized dividends proposed or declared after the balance sheet date as a liability at the balance sheet date. This change in accounting policy has been applied retrospectively so that the comparatives presented have been restated to conform to the changed policy.

As detailed on the consolidated statements of changes in shareholders’ equity, this change has resulted in an increase in opening retained earnings at September 1, 2000 by HK$9,747,000 which is the reversal of the provision for 1999 proposed final dividend previously recorded as a liability as at August 30, 2000 although not declared until after the balance sheet date.

(r) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from these estimates.

3 Gain on dilution of interest in a subsidiary

On March 1, 2000, pursuant to the subscription agreement with KDDI Corporation (formerly known as DDI Corporation), KDDI Corporation subscribed for a 15% interest in the issued share capital of HKBN for a total subscription price of HK$225,000,000. The difference between the subscription price and the net assets value of HKBN at the date of subscription was recognized to the consolidated statements of income as a gain on dilution of interest in a subsidiary.

4 Income before taxation

	Year ended August 31,
	2000	2001	2002
	HK$’000	HK$’000	HK$’000
Income before taxation is stated after charging:
Amortization of goodwill	—	—	1,065
Depreciation of purchased fixed assets	46,887	77,187	124,563
Depreciation of fixed assets held under finance leases	5,726	5,660	3,727
Exchange losses, net	—	—	508
Operating lease charges in respect of:-
Land and buildings	19,960	17,908	11,486
Computer equipment	7,615	7,715	5,141
Defined contribution plan costs (Note 21)	4,062	4,082	11,335
Interest expense comprises:
Interest element of finance leases	1,086	688	225
Interest on bank overdrafts	1,247	928	235
Interest paid to third parties	3,895	1,468	2,198
Interest paid to a minority shareholder	—	1,458	846

Total interest expenses	6,228	4,542	3,504

Other income comprises:-
Exchange gain, net	1,107	2,694	—
Late payment charges	3,483	1,284	—
Others	1,588	6,957	1,010
	6,178	10,935	1,010

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5 Provision for income taxes

Provisions for income taxes

	Year ended August 31,
	2000	2001	2002
	HK$’000	HK$’000	HK$’000
Hong Kong	60,055	59,210	95,396
Overseas	(3,910)	(232)	2,065

Income before taxation	56,145	58,978	97,461

Income tax (expense)/credit consists of the following:

	Year ended August 31,
	2000	2001	2002
	HK$’000	HK$’000	HK$’000
Hong Kong income tax
— current (note (a))	(4,200)	(21,746)	(18,000)
— overprovision in prior years	4,120	4,200	10,665
— deferred (Note 12)	(1,000)	(1,000)	(9,515)
Overseas taxation
— current (note (b))	(122)	(229)	(116)
— overprovisions in prior years	—	—	2,400

	(1,202)	(18,775)	(14,566)

(a)	The Company is subject to tax on an entity basis on income arising in or derived from Hong Kong. The rate of taxation of the Company operating in Hong Kong for each of the three years ended August 31, 2000, 2001 and 2002 is 16%.

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5 Provision for income taxes (Continued)

(b)	Overseas taxation of the Company was provided at the applicable rates on the estimated taxable income in the relevant jurisdictions in the relevant year.

The provision for income taxes attributable to income for the years ended August 31, 2000, 2001 and 2002 differs from the amount of income taxes determined by applying the applicable Hong Kong statutory income tax rate to pre-tax income as a result of the following differences:

	Year ended August 31,
	2000	2001	2002
	HK$’000	HK$’000	HK$’000
Hong Kong statutory tax rate	16%	16%	16%
Income tax expense at the Hong Kong statutory tax rate	(8,983)	(8,492)	(15,594)
Effect of expenses not deductible for income taxes	(1,456)	(1,944)	(11,094)
Effect of income not subject to income taxes	35,519	5,739	1,467
Overprovision for Hong Kong income tax in prior years	4,120	4,200	10,665
Overprovision for Overseas income tax in prior years	—	—	2,400
Effect of income tax rate differential between Hong Kong and other jurisdictions	413	465	285
Valuation allowance on tax loss	(44,633)	(38,276)	(34,721)
Effect of temporary differences not provided for	13,816	18,277	31,878
Others	2	1,256	148

Provision for income taxes	(1,202)	(18,775)	(14,566)

Income tax expense is affected by temporary differences between income for tax and book purposes because, under HKGAAP, provision for deferred taxation is only made for such differences to the extent that a liability or an asset is expected to be payable or receivable in the foreseeable future. For purposes of the reconciliation of the Company’s financial statements to USGAAP, deferred taxation is provided in full on such temporary differences, the details of which are set out in Note 26.

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6 Earnings per share

	Year ended August 31,
	2000	2001	2002
	HK$’000	HK$’000	HK$’000
Net income	70,001	53,927	91,129

Weighted average number of shares in issue (in 000’s)	468,946	490,679	495,181
Incremental shares from assumed exercise of share options (in 000’s)	9,105	3,770	11,219
Incremental shares from assumed exercise of warrants (in 000’s)	—	—	59,489

Diluted weighted average number of shares (in 000’s)	478,051	494,449	565,889

Basic earnings per share	14.9 cents	11.0 cents	18.4 cents
Diluted earnings per share	14.6 cents	10.9 cents	16.1 cents

Earnings per share are calculated based on the weighted average number of issued ordinary shares and, as appropriate, diluted ordinary shares equivalent outstanding for each of the relevant years and the related income amount. The number of incremental shares from assumed exercise of stock options and warrants has been determined using the treasury stock method.

7 Receivables

(a) Trade receivables, net

	August 31,
	2001	2002
	HK$’000	HK$’000
Trade receivables	114,526	125,197
Less: provision for doubtful debts	(14,362)	(17,139)

	100,164	108,058

Changes in the provision for doubtful debts consist of:

	Year ended August 31,
	2000	2001	2002
	HK$’000	HK$’000	HK$’000
Balance at beginning of the year	6,652	11,455	14,362
Additions charged to expense	10,394	9,663	10,277
Write-off	(5,591)	(6,756)	(7,500)

Balance at the end of the year	11,455	14,362	17,139

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7 Receivables (continued)

(b) Other receivables, deposits and prepayments

	August 31,
	2001	2002
	HK$’000	HK$’000
Deposits for purchase of fixed assets	6,509	12,520
Deposits for lease of land and building	3,798	3,686
Prepayments	4,034	4,662
Others	5,629	6,419

	19,970	27,287

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8 Goodwill

HK$’000
Deemed acquisition of additional interest in a subsidiary through subscription of rights issue (Note (a))	4,309
Acquisition of additional interest in a subsidiary from a minority shareholder (Note (b))	1,017
Amortization charge (Note 4)	(1,065)

Closing net book amount	4,261

At August 31, 2002
Cost	5,326
Accumulated amortization	(1,065)

Net book amount	4,261

At August 31, 2001
Cost	—
Accumulated amortization	—

Net book amount	—

(a)	On January 10, 2002, the Company increased its shareholdings in a subsidiary, Hong Kong Broadband Network Limited (“HKBN”), from 85% to 96% through the subscription of shares under a rights issue. The minority shareholder, KDDI Corporation, did not subscribe under the rights issue. The subscription price of HK$169,829,400 was settled in cash.

(b)	On March 13, 2002, the Company purchased the remaining 15,000 ordinary shares in HKBN from KDDI Corporation for cash consideration of HK$7,500,000. As a result, HKBN became the wholly owned subsidiary of the Company.

Goodwill was recognized on both transactions for the amount of the excess of the purchase price paid over the net book value (which approximates fair value) of the assets acquired, and is amortized on a straight-line basis over five years.

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9 Fixed assets, net

	Leasehold land and buildings	Leasehold improvements	Furniture, fixtures and fittings	Telecommunications computers and office equipment	Auto- diallers	Motor vehicles	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Cost
At September 1, 2000	45,069	45,209	10,084	347,636	16,901	4,368	469,267
Exchange adjustments	—	(38)	(136)	(1,158)	(36)	—	(1,368)
Additions	—	3,641	92	161,301	325	678	166,037
Disposals	—	(4,461)	(1,205)	(7,063)	—	—	(12,729)

At August 31, 2001	45,069	44,351	8,835	500,716	17,190	5,046	621,207

At September 1, 2001	45,069	44,351	8,835	500,716	17,190	5,046	621,207
Exchange adjustments	—	(6)	(11)	(145)	(2)	—	(164)
Additions	13,113	9,529	1,034	552,496	80	2,814	579,066
Disposals	—	—	—	(7,920)	—	—	(7,920)

At August 31, 2002	58,182	53,874	9,858	1,045,147	17,268	7,860	1,192,189

Accumulated depreciation
At September 1, 2000	376	9,018	3,962	91,896	11,455	2,783	119,490
Exchange adjustments	—	(29)	(39)	(511)	(9)	—	(588)
Charge for the year	901	6,019	1,820	70,746	2,342	1,019	82,847
Disposals	—	(3,520)	(883)	(3,535)	—	—	(7,938)

At August 31, 2001	1,277	11,488	4,860	158,596	13,788	3,802	193,811

At September 1, 2001	1,277	11,488	4,860	158,596	13,788	3,802	193,811
Exchange adjustments	—	(5)	(1)	(51)	—	—	(57)
Charge for the year	1,031	5,204	1,449	118,052	1,648	906	128,290
Disposals	—	—	—	(2,951)	—	—	(2,951)

At August 31, 2002	2,308	16,687	6,308	273,646	15,436	4,708	319,093

Net book value
At August 31, 2001	43,792	32,863	3,975	342,120	3,402	1,244	427,396

At August 31, 2002	55,874	37,187	3,550	771,501	1,832	3,152	873,096

(a) The interests in leasehold land and buildings situated in Hong Kong at their net book values are analysed as follows:

	August 31,
	2001	2002
	HK$’000	HK$’000
Leases of between 10 to 50 years	43,792	55,874

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9 Fixed assets, net (Continued)

(b)    Certain telecommunications, computer equipment and office equipment are held under finance leases. The total cost of these assets and the related accumulated depreciation as of the end of each of the relevant years are as follows:

	August 31,
	2001	2002
	HK$’000	HK$’000
Cost	23,581	23,581
Accumulated depreciation	(15,792)	(19,519)

	7,789	4,062

(c)    At August 31, 2002, the net book value of fixed assets pledged as security for a loan from a former minority shareholder (Note 13) amounted to HK$12,714,000.

10 Other payables and accrued charges

	August 31,
	2001	2002
	HK$’000	HK$’000
Accrual for staff salaries and bonus	23,018	25,944
Accrual for transmission costs	—	7,388
Payable for additions of fixed assets	44,189	129,204
Payable for advertising and promotional expenses	6,063	3,601
Payable for site rentals and rates	—	4,008
Others	14,577	12,713

	87,847	182,858

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11 Obligations under finance leases

	August 31,
	2001	2002
‘	HK$’000	HK$’000
Minimum lease payments:
— within one year	4,727	3,003
— in the second year	3,042	—

	7,769	3,003
Future finance charges on finance leases	(385)	(54)

Present value of finance lease liabilities	7,384	2,949

The present value of finance lease liabilities is as follows
— within one year	4,410	2,949
— in the second year	2,974	—

	7,384	2,949

12 Deferred taxation

The potential deferred tax liabilities/(assets) and the amounts provided/(recognized) are as follows:

	August 31, 2001		August 31, 2002
	Full potential liabilities/(assets)	Provision made	Full potential liabilities/(assets)	Provision made
	HK$’000	HK$’000	HK$’000	HK$’000
Accelerated depreciation allowances	53,448	5,485	84,978	15,000
Tax losses	(92,801)	—	(127,522)	—

	(39,353)	5,485	(42,544)	15,000

Movements in deferred taxation are as follows:

	Year ended August 31,
	2000	2001	2002
	HK$’000	HK$’000	HK$’000
Balance at the beginning of the year	3,485	4,485	5,485
Transfer from consolidated statements of income (Note 5)	1,000	1,000	9,515

Balance at the end of the year	4,485	5,485	15,000

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13 Loan from a minority shareholder/former minority shareholder

As of August 31, 2001 the loan from a minority shareholder was secured by all present and future assets of a subsidiary, interest bearing at a fixed rate of 7% per annum, repayable on June 25, 2003 and convertible into fully paid up ordinary shares in that subsidiary.

During the year, the Company has acquired all the remaining shareholding in the subsidiary from the minority shareholder. The Company has assumed the subsidiary’s obligations to repay the loan from the former minority shareholder on or before June 25, 2003 bearing interest at a fixed rate of 7% per annum and the loan has been reclassified as a current liability. The loan is no longer convertible into fully paid up ordinary shares in that subsidiary. As security for the Company’s obligations to the former minority shareholder, the subsidiary has pledged a property in favour of the former minority shareholder (Note 9(c)). In November 2002 the Company repaid the HK$22.5 million loan plus accrued interest and the security under the loan was released.

14 Commitments and contingencies

(a) Capital commitments

	August 31,
	2001	2002
	HK$’000	HK$’000
Purchases of telecommunications, computer and office equipment
— contracted but not provided for	119,814	139,009

(b) Commitments under operating leases

As of August 31, 2001 and 2002, the Company had future aggregate minimum lease payments under non-cancelable operating leases as follows:

	August 31,
	2001	2002
	HK$’000	HK$’000
Leases in respect of land and buildings which are payable:
— within one year	11,703	6,970
— in the second year	2,680	1,874
— in the third year	357	—

	14,740	8,844

Leases in respect of telecommunications facilities and computer equipment which are payable:
— within one year	16,067	8,199
— in the second year	8,951	528

	25,018	8,727

	39,758	17,571

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14 Commitments and contingencies (Continued)

(c) Pending litigation

(i)	In July 1998, Cable & Wireless HKT, a Hong Kong company, commenced proceedings against the Company and served a statement of claim which alleged that the Company has breached the terms of a contract it had with Cable & Wireless HKT and committed an economic tort. The Company denied these allegations in a comprehensive defense which included a counterclaim against the plaintiffs seeking damages for anti-competitive practices conducted by Cable & Wireless HKT in Hong Kong. Neither the claim by Cable & Wireless HKT nor the counterclaim by the Company has been quantified. The directors believe that the allegations against the Company are without merit and intend to defend the litigation vigorously. The case is now in its discovery phrase. No provision against the claims has been made in the consolidated financial statements.

(ii)	In January 1999, Jade Com Development Limited (“Jade Com”) commenced proceedings against the Company and two directors of the Company alleging repudiation of the international carrier service agreement between Jade Com and Attitude Holding Limited, a wholly-owned subsidiary of the Company. Jade Com claimed damages for breach of contract and misrepresentation and alleged that the Company has a remaining commitment of approximately US$3.6 million under the agreement. The Company filed a defense in May 1999 on the basis that Jade Com had breached a condition of the agreement that they obtain the necessary legal approvals and licenses necessary for the provision of their services. In February 2001, the parties consented to adjourn the case indefinitely with liberty to restore. No provision has been made in the consolidated financial statements with respect to the litigation.

(iii)	In June 1999, New World Telephone Limited (“New World”) commenced proceedings against the Company. The dispute arose from contractual arrangements between the parties whereby New World provided carrier services to the Company for the Company’s incoming and outgoing international telephone call traffics through New World’s telecommunication network facility and operation system. In the proceedings New World alleged, inter alia, that the Company failed to settle the interconnection fees of the same amount payable to New World and that New World is entitled to recover delivery fees allegedly paid by mistake to the Company. New World’s claim is for a total of approximately HK$96.4 million. The directors believe that the Company is entitled to set off the interconnection fees payable to New World against the delivery fees receivable by the Company. Defenses were filed in August and October 1999 to the same effect. The Company has instructed solicitors to defend the case vigorously. The proceedings have reached the stage of discovery but New World has not taken any steps in the proceedings since November 1999. No provision against the claims has been made in the consolidated financial statements.

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15 Pledge of assets

(a)    As of August 31, 2001, the Company had deposits of HK$25 million and HK$3 million at a bank as sureties to the Office of the Telecommunications Authority (“OFTA”) for the due performance of the terms of the Wireless Fixed Telecommunications Network Services License (“WFTNS”) and Fixed Carrier License respectively. The liabilities of the sureties shall reduce and the deposits be refunded upon satisfying the terms stipulated in these licenses.

Unless the performance of the terms of the licenses were satisfied by the OFTA, the bank deposits may be forfeited. As of August 31, 2001, the term of the licenses have been either satisfied by the Company or extended by the OFTA.

(b)    As at August 31, 2002, the Company had deposits of HK$5,000,000 at a bank as sureties to the Office of the Telecommunications Authority (“OFTA”) for the due performance of the terms of the Wireless Fixed Telecommunications Network Services License (“WFTNS”). The amount of the sureties shall reduce and the deposits be refunded upon satisfying the terms stipulated in the license.

As at August 31, 2002, the terms of the license have been satisfied by the Company and the release of the bank deposits is pending on the approval of the OFTA.

16 Share capital

	Authorised (Ordinary shares of HK$0.10 each)
	August 31, 2001		August 31, 2002
	No. of shares	HK$’000	No. of shares	HK$’000
At 31st August 2000, 31st August 2001 and 31st August 2002	2,000,000,000	200,000	2,000,000,000	200,000

	Issued and fully paid (Ordinary shares of HK$0.10 each)
	August 31, 2001		August 31, 2002
	No. of shares	HK$’000	No. of shares	HK$’000
At September 1	489,604,000	48,960	491,074,000	49,107
Exercise of share options (note (a) and (b))	1,470,000	147	3,060,000	306
Exercise of warrants (Note (d))	—	—	6,729,202	673

At August 31	491,074,000	49,107	500,863,202	50,086

(a)	During the year ended August 31, 2001, 1,470,000 shares were issued at a price of HK$0.26 per share to the share option holders who exercised their subscription rights. These shares rank pari passu with the existing shares.

(b)	During the year ended August 31, 2002, 2,120,000 shares were issued at a price of HK$0.26 per share and 940,000 shares were issued at a price of HK$0.58 per share to the share option holders who exercised their subscription rights. These shares rank pari passu with the existing shares.

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16 Share capital (continued)

(c)    Details of the share option scheme of the Company, the share options granted by the Company during the relevant years and the options outstanding at August 31, 2001 and 2002 are set out in Note 22.

(d)    During the year ended August 31, 2002, the Company effected a warrant issue at a price of HK$0.11 per warrant to qualifying shareholders (shareholders domiciled in Hong Kong) for cash. The issue price per warrant of HK$0.11 and the initial subscription price of HK$0.40 per share were determined after negotiation between the Company and Top Group as underwriter. Top Group is a significant shareholder whose directors are the chairman and managing director of the Company. The Company believes that the terms of the warrant issue were no less favourable than terms available from third parties One warrant was offered for every five existing shares held on the date of record. The warrants entitle the holders to subscribe, at any time on or before November 1, 2004, for ordinary shares of the Company at a price of HK$0.40 per share (subject to adjustment) in cash. If the warrants are fully exercised, the Company will be required to issue a further 98,314,800 shares. During the year ended August 31, 2002, 6,729,202 warrants were exercised for an equivalent number of shares and 91,585,598 warrants were outstanding at year end. The shares issued rank pari passu with the existing shares.

17 Cash and cash equivalents

	August 31,
	2001	2002
	HK$’000	HK$’000
Cash and bank balances	71,874	101,839
Bank deposits	442,285	207,744
Bank overdrafts	(26,409)	(19,180)

	487,750	290,403
Less : bank deposits with maturity of over three months	(20,000)	—

	467,750	290,403

18 Dividends

	Year ended August 31,
	2000	2001	2002
	HK$’000	HK$’000	HK$’000
Interim
— 2001: HK$0.01 per ordinary share	—	4,907	—

The previously recorded final dividend proposed and declared after the balance sheet date but accrued in the consolidated financial statements for the year ended August 31, 1999 was HK$9,747,000. Under the Company’s new accounting policy as described in Note 2(q), this has been written back against opening reserves as at September 1, 2000 in the consolidated statements of changes in shareholders’ equity and is now charged in the period in which it was declared.

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19 Banking facilities

The Company’s banking facilities as of each balance sheet date, denominated in Hong Kong dollars and Japanese Yen, can be analysed as follows:

	Amount available		Amount utilized		Terms as of August 31, 2002
	August 31,		August 31,		Interest rate	Repayment terms
	2001	2002	2001	2002
	HK$’000	HK$’000	HK$’000	HK$’000
Short-term loans, overdrafts and letter of credit	78,800	55,400	26,409	19,180	Prime + 1% or HIBOR + 2% or LIBOR +1%	Repayable on demand

The prime rate, HIBOR rate and LIBOR Japanese Yen rate were 5.13%, 1.8% and 0.05%, respectively, as of August 31, 2002. The prime rate is determined by the Hong Kong Bankers Association and is subject to revision from time to time.

The utilized banking facilities as of August 31, 2001 and 2002 were denominated in Japanese Yen. The weighted average interest rates of short-term borrowings of the Company were 1.99% and 1.03% as of August 31, 2001 and 2002, respectively.

20 Related party transactions

Significant related party transactions, which were carried out in the normal course of the Company’s business are as follows:

	Year ended August 31,
	2000	2001	2002
	HK$’000	HK$’000	HK$’000
Calling charges payable to KDDI Corporation (Note (a))	33,129	34,106	13,161
Interest expenses payable to KDDI Corporation (Note (b))	—	1,458	846

(a) The	calling charges were payable to KDDI Corporation, a minority shareholder of a subsidiary of the Company, pursuant to the service agreements entered into between the Company and KDDI Corporation in 1999. The transactions were conducted in accordance with the terms of the service agreements and the Company believes that the terms are no less favourable than terms available from third parties. For the year ended August 31, 2002, the above amount represents the calling charges payable to KDDI Corporation for the period from September 1, 2001 to March 13, 2002. KDDI Corporation ceased to have any interest in the subsidiary on March 13, 2002.

(b) These	represent interest payable on the interest-bearing loan from KDDI Corporation (Note 13). For the year ended August 31, 2002, the above amount represents the interest payable for the period from September 1, 2001 to March 13, 2002.

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21 Provident fund arrangements

The Company contributes to a defined contribution retirement scheme, an Occupational Retirement Scheme (“the ORSO Scheme”), which is available to some of its employees. Under the ORSO Scheme, the employees are required to contribute 5% of their monthly salaries, while the Company’s contributions are calculated at 10% and 5% of the monthly salaries of senior management staff and all other staff respectively. The employees are entitled to 100% of the employer’s contributions after 10 years of completed service, or at a reduced scale after completion of 3 to 9 years’ service. Contributions to the ORSO Scheme are reduced by contributions forfeited by those employees who leave the ORSO Scheme prior to vesting fully in the Company’s contributions.

A mandatory provident fund scheme (“the MPF Scheme”) has been established under the Hong Kong Mandatory Provident Fund Scheme Ordinance in December 2000. Commencing on December 1, 2000, the existing employees of the Company in Hong Kong may elect to join the MPF Scheme, and all new employees of the Company in Hong Kong are required to join the MPF Scheme. Both the Company and the employees are required to contribute 5% of each individual’s relevant income with a maximum amount of HK$1,000 per month as a mandatory contribution. Employer’s mandatory contributions are 100% vested in the employees as soon as they are paid to the MPF Scheme. Employees may also elect to contribute more than the minimum as a voluntary contribution.

The retirement schemes for staff of the Company in other countries follow the local statutory requirements of the respective countries.

The aggregate employer’s contributions, net of forfeited contributions which have been dealt with in the consolidated statements of income during the year are as follows:

	Year ended August 31,
	2000	2001	2002
	HK$’000	HK$’000	HK$’000
Gross contributions	5,545	7,616	11,965
Less: forfeited contributions utilized to offset the Company’s contributions during the year	(1,483)	(3,534)	(630)

Net contributions charged to consolidated statements of income	4,062	4,082	11,335

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22 Share option scheme

On July 12, 1997, a share option scheme (“the Share Option Scheme”) was approved by the shareholders of the Company under which its directors may, at their discretion, invite employees of the Company including any executive directors of the Company to take up options (“the Share Options”) to subscribe for shares in the Company subject to the terms and conditions stipulated therein. Share options granted under the Share Option Scheme will lapse no later than July 11, 2007.

Under HKGAAP, no compensation cost to staff is required to be recognized in respect of the grant of share options. Proceeds from issue of shares upon the exercise of share options are credited to share capital and share premium account respectively and there is no effect on the results of the Company in connection with any share option schemes. Details of compensation cost for share options which is required to be recognized under USGAAP are disclosed in Note 26(a)(i).

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22 Share option scheme (Continued)

Details of Share Options granted by the Company during the year pursuant to the Share Option Scheme approved by the shareholders of the Company on July 12, 1997 and the Share Options outstanding at August 31, 2000, 2001 and 2002, which will lapse not later than July 11, 2007, are as follows:

Date of grant	September 19, 1997	September 19, 1997	September 3, 1998	September 10, 1999	June 2, 2000	October 20, 2000
	(Note a)	(Note a)	(Note b)	(Note c)	(Note d)	(Note e)
Exercise price per Share (HK$)	1.50	1.20	0.26	2.10	1.50	0.58
Market price per Share (HK$) at date of grant	1.50	1.50	0.26	2.10	1.50	0.58

Outstanding at August 31, 1999	1,300,000	1,500,000	8,710,000	—	—	—
Granted	—	—	—	674,000	21,030,000	—
Exercised	(1,300,000)	—	(4,190,000)	(614,000)	—	—
Cancelled	—	—	(40,000)	—	(22,000)	—

Outstanding at August 31, 2000	—	1,500,000	4,480,000	60,000	21,008,000	—
Granted	—	—	—	—	—	22,408,000
Exercised	—	—	(1,470,000)	—	—	—
Cancelled	—	(1,500,000)	—	—	(20,908,000)	—
Lapsed upon resignation of employees	—	—	—	—	(100,000)	(22,000)

Outstanding at August 31, 2001	—	—	3,010,000	60,000	—	22,386,000
Exercised	—	—	(2,120,000)	—	—	(940,000)
Cancelled	—	—	—	—	—	(16,000)
Lapsed upon resignation of employees	—	—	—	—	—	(20,000)

Outstanding at August 31, 2002	—	—	890,000	60,000	—	21,410,000

(a)	On September 19, 1997, each of the three executive directors of the Company was granted options to subscribe for 1,000,000 shares with an exercise period commencing from September 19, 1998. The exercise price of 500,000 Share Options granted to each of the directors was fixed at HK$1.20 per share at the date of grant. These options cannot be exercised prior to September 19, 2000. The exercise price of the remaining 500,000 Share Options is HK$1.50 per share if exercised prior to September 19, 2000 and HK$1.20 per share if exercised thereafter. Of these 500,000 Share Options, 200,000 Share Options became exercisable on September 19, 1998 and the remaining 300,000 Share Options became exercisable on September 19, 1999. The outstanding Share Options were cancelled pursuant to a board resolution passed on October 20, 2000.

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22 Share option scheme (Continued)

(b)	On September 3, 1998, employees including executive directors were granted options to subscribe for 12,270,000 shares at a price of HK$0.26 per share. These share options are immediately exercisable.

(c)	On September 10, 1999, employees were granted options to subscribe for 674,000 shares at a price of HK$2.10 per share. These share options are immediately exercisable.

(d)	Share Options to subscribe for 748,000 shares, 20,000,000 shares, 100,000 shares and 260,000 shares at a subscription price of HK$8.00, HK$8.20, HK$6.00 and HK$2.10 per share respectively were granted to the employees including executive directors of the Company on December 8, 1999, December 14, 1999, February 12, 2000 and March 6, 2000 respectively. Subscription prices were equal to the market price on the respective dates of grant. Share Options to subscribe for 78,000 shares were cancelled upon the resignation of employees while the remaining Share Options to subscribe for 21,030,000 shares were cancelled pursuant to a board resolution passed on June 2, 2000. On June 2, 2000, employees including executive directors were granted options to subscribe for 21,030,000 shares at a price of HK$1.50 per share. Share Options to subscribe for 122,000 shares were cancelled upon the resignation of employees while the remaining Share Options to subscribe for 20,908,000 shares were cancelled pursuant to a board resolution passed on October 20, 2000.

(e)	On October 20, 2000, employees including executive directors were granted options to subscribe for 22,408,000 shares at a price of HK$0.58 per share. These share options are immediately exercisable.

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22 Share option scheme (Continued)

(f)	The Share Options outstanding in respect of the Share Option Scheme as of August 31, 2000, 2001 and 2002 is summarized as follows:

	Number of Share Options Outstanding	Average exercise price per Share	Weighted average market price at the date of grant
	(thousands)	HK$’000	HK$’000
Balance at August 31, 1999	11,510	0.52	0.56
Grant at exercise price equal to market price on the date of grant	42,812	4.77	4.77
Exercised during the year	(6,104)	0.71	0.71
Cancelled during the year	(21,170)	8.09	8.09

Balance at August 31, 2000	27,048	1.28	1.30
Grant at exercise price equal to market price on the date of grant	22,408	0.58	0.58
Exercised during the year	(1,470)	0.26	0.26
Lapsed upon resignation of employees during the year	(122)	1.33	1.33
Cancelled during the year	(22,408)	1.48	1.50

Balance at August 31, 2001	25,456	0.55	0.55
Exercised during the year	(3,060)	0.36	0.36
Cancelled during the year	(16)	0.58	0.58
Lapsed upon resignation of employees during the year	(20)	0.58	0.58

Balance at August 31, 2002	22,360	0.57	0.57

(g)	The following table summarizes the information about share options outstanding at August 31, 2002:

Date of grant	Exercise price at August 31, 2002	Number outstanding at August 31, 2002	Remaining life	Exercisable shares at August 31, 2002
		(thousands)	(years)	(thousands)
September 3, 1998	0.26	890	5.0	890
September 10, 1999	2.10	60	5.0	60
October 20, 2000	0.58	21,410	5.0	21,410

		22,360	5.0	22,360

The outstanding share options are exercisable until the date of employment contracts between the Company and its employees are terminated or July 11, 2007, whichever is the earlier.

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23 Turnover, revenues and segmental information

During the year ended August 31, 2000 and 2001, the Company had derived its revenue principally from provision of international telecommunications services and fixed telecommunications network services to customers, and provision of internet advertising services.

Since September 2001, the Company has discontinued the provisions of internet advertising services. Revenues recognized during the year are as follows:

	2000	2001	2002
	HK$’000	HK$’000	HK$’000
Turnover
International telecommunications services	1,119,148	861,338	908,981
Fixed telecommunications network services	109,019	154,262	241,219
Internet advertising services	5,960	1,034	—

	1,234,127	1,016,634	1,150,200

Other revenues
Interest income	31,857	35,438	10,870
Other income	6,178	10,935	1,010

	38,035	46,373	11,880

Total revenues	1,272,162	1,063,007	1,162,080

(a) Business segments

The Company is organized on a worldwide basis into three business segments:

—	International telecommunications—provision of international long distance calls services
—	Fixed telecommunications network—provision of dial up and broadband internet access services, and local IP telephony services
—	Internet advertising—provision of internet advertising services

The Company’s internet advertising services were discontinued at the beginning of the year (Note 23(c)).

The Company’s inter-segment transactions mainly consist of provision of leased lines services. The Company believes that the terms were similar as to those available from third parties. For the year ended August 31, 2002, the Company changed its method of measuring segment results to include an allocation of bank interest income to each segment. This has resulted in an improvement to segment results. Prior year amounts have been reclassified to include the allocation of interest income by segment.

For the year ended August 31, 2002, unallocated costs of approximately HK$1,065,000 and unallocated assets amounted to approximately HK$4,261,000 relate to the goodwill arising from acquisition of the remaining interest in HKBN (see Note 8).

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23 Turnover, revenues and segmental information (Continued)

(a) Business segments (Continued)

	2000
	International tele-communication services	Fixed tele-communications network services	Internet Advertising services	Elimination	Company
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Turnover
External sales	1,119,148	109,019	5,960	—	1,234,127
Inter-segment sales	—	—	—	—	—

	1,119,148	109,019	5,960	—	1,234,127

Segment results	82,941	13,284	(33,852)		62,373

Interest expense					(6,228)

Income before taxation					56,145

Segment assets	921,965	273,881	25,204	—	1,221,050

Unallocated assets					—
Total assets					1,221,050

Segment liabilities	262,869	92,435	10,013	—	365,317
Unallocated liabilities					78,178

Total liabilities					443,495

Capital expenditure	52,992	191,762	15,626	—	260,380
Depreciation	36,624	14,599	1,390	—	52,613
Amortization charge	—	—	—	—	—

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23 Turnover, revenues and segmental information (Continued)

(a) Business segments (Continued)

	2001
	International tele-communications services	Fixed tele-communications network services	Internet advertising services	Elimination	Company
		HK$’000	HK$’000	HK$’000	HK$’000
Turnover
External sales	861,338	154,262	1,034	—	1,016,634
Inter-segment sales	5,400	—	—	(5,400)	—

	866,738	154,262	1,034	(5,400)	1,016,634

Segment results	146,611	(72,123)	(10,968)		63,520

Interest expense					(4,542)

Income before taxation					58,978

Segment assets	645,948	497,209	1,461	—	1,144,618
Unallocated assets					—

Total assets					1,144,618

Segment liabilities	187,566	62,166	399	—	250,131
Unallocated liabilities					78,774

Total liabilities					328,905

Capital expenditure	19,940	145,922	175	—	166,037
Depreciation	37,238	45,416	193	—	82,847
Amortization charge	—	—	—	—	—

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23 Turnover, revenues and segmental information (Continued)

(a) Business segments (Continued)

	2002
	International tele-communications services	Fixed tele-communications network services	Elimination	Company
	HK$’000	HK$’000	HK$’000	HK$’000
Turnover
External sales	908,981	241,219	—	1,150,200
Inter-segment sales	8,100	25,786	(33,886)	—

	917,081	267,005	(33,886)	1,150,200

Segment results	222,651	(120,621)		102,030

Amortization expense				(1,065)
Interest expense				(3,504)

Income before taxation				97,461

Segment assets	581,253	741,771	—	1,323,024
Unallocated assets				4,261

Total assets				1,327,285

Segment liabilities	205,542	152,401	—	357,943
Unallocated liabilities				59,159

Total liabilities				417,102

Capital expenditure	138,521	440,545	—	579,066
Depreciation	32,951	95,339	—	128,290
Amortization charge	—	—	—	1,065

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23 Turnover, revenues and segmental information (Continued)

(b) Geographical segments

Although the Company’s three business segments are managed on a worldwide basis, they operate in three main geographical areas:

—	Hong Kong – international telecommunications, fixed telecommunications network services and internet advertising.
—	Japan – international telecommunications.
—	Canada – international telecommunications and fixed telecommunications network services.

In presenting information on the basis of geographical segments, turnover and segment results are based on the geographical location of customers. Total assets and capital expenditure are based on the geographical location of the assets.

There were no sales between the geographical segments.

	Turnover 2000	Segment result 2000	Total assets 2000	Capital expenditure 2000
	HK$’000	HK$’000	HK$’000	HK$’000
Hong Kong	1,171,967	66,127	1,205,976	259,885
Japan	10,998	(2,700)	6,195	10
Canada	51,162	(1,054)	8,879	485

	1,234,127	62,373	1,221,050	260,380

Unallocated costs		—

Operating profit		62,373

Unallocated assets			—

Total assets			1,221,050

	Turnover 2001	Segment result 2001	Total assets 2001	Capital expenditure 2001
	HK$’000	HK$’000	HK$’000	HK$’000
Hong Kong	971,584	63,660	1,130,157	166,004
Japan	9,272	(122)	4,794	7
Canada	35,778	(18)	9,667	26

	1,016,634	63,520	1,144,618	166,037

Unallocated costs		—

Operating profit		63,520

Unallocated assets			—

Total assets			1,144,618

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23 Turnover, revenues and segmental information (Continued)

(b)	Geographical segments (Continued)

	Turnover 2000	Segment result 2000	Total assets 2000	Capital expenditure 2000
	HK$’000	HK$’000	HK$’000	HK$’000
Hong Kong	1,107,987	99,752	1,300,528	578,979
Japan	8,386	(135)	4,397	45
Canada	33,827	2,413	18,099	42

	1,150,200	102,030	1,323,024	579,066

Unallocated costs		(1,065)

Operating profit		100,965

Unallocated assets			4,261

Total assets			1,327,285

(c)	In current year, the Company’s internet advertising operation has been discontinued. The revenue and operating loss relating to the internet advertising segment are disclosed above and are included in the Hong Kong reporting segment. The contribution to turnover and the loss from ordinary activities in respect of the discontinued operation, up to the date of discontinuance, are as follows:

	2000	2001	2002
	HK$’000	HK$’000	HK$’000
Sales	5,960	1,034	—

Loss from ordinary activities	33,852	10,968	—

24 Financial instruments

(a) Fair value

The Company’s financial instruments primarily comprise cash and cash equivalents, short-term loans, bank overdrafts and loan from a minority shareholder/former minority shareholder.

The fair values of the cash and cash equivalents, short-term loans and bank overdrafts as of August 31, 2001 and 2002 approximate their carrying values because of the short maturity of instruments. The estimated fair value of the loan from a minority shareholder based on the current rates offered in the market for debts with the same maturities approximates the carrying value.

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24 Financial instruments (Continued)

(a) Fair value (Continued)

All other financial instruments included among current assets and liabilities are stated at cost which approximates their fair values.

(b) Concentration of credit risk

Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents, trade receivables and deposits, prepayments and other receivables.

Cash and cash equivalents—substantially all the Company’s cash and bank balances are placed with a number of international banks in Hong Kong to which the Company believes its exposure to risk is limited.

Trade receivables—these mainly represent service fee receivables from the Company’s customers in Hong Kong, Japan and Canada.

Deposits, prepayments and other receivables—these are spread among numerous third parties.

25 Recent accounting pronouncements

The United States Financial Accounting Standards Board (“FASB”) has issued certain pronouncements which are not effective with respect to the fiscal years or periods presented in the consolidated financial statements.

SFAS 141 and SFAS 142

In June 2001, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 141 (SFAS 141), “Business Combinations”, and No. 142 (SFAS 142), “Goodwill and Other Intangible Assets”.

SFAS 141 supersedes Accounting Principles Board Opinion (“APB”) No. 16, “Business Combinations”. The provisions of SFAS 141 (1) require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, (2) provide specific criteria for the initial recognition and measurement of intangible assets apart from goodwill, and (3) require that unamortized negative goodwill be written off immediately as an extraordinary gain instead of being deferred and amortized. SFAS 141 also requires that upon adoption of SFAS 142 the Company reclassify the carrying amounts of certain intangible assets into or out of goodwill, based on certain criteria. SFAS 142 supersedes APB 17, “Intangible Assets”, and is effective for fiscal years beginning after December 15, 2001.

SFAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their initial recognition. The provisions of SFAS 142 (1) prohibit the amortization of goodwill and indefinite-lived intangible assets, (2) require that goodwill and indefinite-lived intangibles assets be tested annually for impairment (and in interim periods if certain events occur indicating that the carrying value of goodwill and/or indefinite-lived intangible assets may be impaired), (3) require that reporting units be identified for the purpose of assessing potential future impairments of goodwill, and (4) remove the forty-year limitation on the amortization period of intangible assets that have finite lives.

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25 Recent accounting pronouncements (Continued)

The Company adopted the provisions of SFAS 142 on September 1, 2002, the beginning of fiscal 2003. In connection with the adoption of SFAS 142, the Company has identified its reporting units and the amounts of goodwill, intangible assets, other assets, and liabilities to be allocated to those reporting units.

SFAS 142 requires that goodwill be tested annually for impairment using a two-step process. The first step is to identify a potential impairment and, in transition, this step must be measured as of the beginning of the fiscal year, but a company has six months from the date of adoption to complete the first step. The Company has completed its transitional impairment tests for goodwill acquired prior to June 30, 2001 and determined that no indication of impairment exists for the carrying amount of goodwill.

The second step of the goodwill impairment test measures the amount of the impairment loss (as of the beginning of the year of adoption), if any, and must be completed by the end of the Company´s fiscal year. Any impairment loss resulting from the transitional impairment tests will be reflected as the cumulative effect of a change in accounting principle in fiscal 2003. Based on the results of the six-month transitional impairment test the Company does not expect any impairment loss related to these assets for fiscal 2003.

Upon adoption of SFAS 142 the Company expects that it will no longer record HK$1,019,000 of annual amortization relating to its existing goodwill.

SFAS 144

In October 2001, the FASB issued SFAS No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS 144), which supercedes SFAS No.121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of” and APB No. 30 “Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. This standard is effective for fiscal years beginning after December 15, 2001. It maintains the previous accounting for the impairment or disposal of long-lived assets, but also establishes more restrictive criteria that must be met to classify such an asset as “held for sale”. SFAS 144 also increases the range of dispositions that qualify for reporting as discontinued operations, and changes the manner in which expected future operating losses from such operations are to be reported.

SFAS 148

In December 2002, the FASB issued SFAS No. 148 “Accounting for Stock-Based Compensation – Transition and disclosure – an amendment of FAS 123”. SFAS 148 amends FASB Statement No. 123 “Accounting for Stock-based Compensation” (“SFAS 123”) to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS 123 to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation. Finally, SFAS No. 148 amends APB Opinion No. 28 “Interim Financial Reporting” to require disclosure about those effects in interim financial information. SFAS No. 148 is effective for financial statements for fiscal years ending and for interim periods beginning after December 15, 2002.

The Company has evaluated the requirements of the above statements and believes that the adoption of these new standards would not have a material impact on its consolidated financial statements.

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26 Summary of differences between HKGAAP and USGAAP

The Company’s financial statements are prepared in accordance with HKGAAP, which differ in certain significant respects from USGAAP. Differences between HKGAAP and USGAAP which have significant effects on the consolidated net income, total shareholders’ equity and statements of cash flows of the Company are summarized as follows:

(a) Net income and total shareholders’ equity

			Year ended August 31,
	Note		2000	2001	2002
			HK$’000	HK$’000	HK$’000
Net income
As stated under HKGAAP			70,001	53,927	91,129
USGAAP adjustments:-
Compensation cost for share options	(i	)	(8,460)	(184)	(21,586)
Amortization of goodwill (acquired prior June 30, 2001)	(ii	)	(1,018)	(1,019)	(1,019)
Reversal of amortization of goodwill (acquired after June 30, 2001)	(ii	)	—	—	1,065
Deferred advertising and promotional expenses	(iii	)	6,753	—	—
Deferred tax on above USGAAP adjustments	(iv	)	(1,080)	—	—
Deferred tax on accelerated depreciation	(iv	)	(46)	1,242	(624)

Net income under USGAAP			66,150	53,966	68,965

Profit from continuing operations (less taxation 2002: HK$14,566,000, 2001: HK$18,775,000, 2000: HK$1,202,000)			100,002	64,934	68,965
Loss from discontinued operations (less taxation 2002: HK$ Nil, 2001: HK$ Nil, 2000: HK$ Nil)	(vi)		(33,852)	(10,968)	—

Net income under USGAAP			66,150	53,966	68,965

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26 Summary of differences between HKGAAP and USGAAP (Continued)

		Year ended 31st August
	Note	2000	2001	2002
Earnings/(loss) per share under USGAAP
Basic:
Continuing operations		21.3 cents	13.2 cents	13.9 cents
Discontinued operations	(vi)	(7.2) cents	(2.2) cents	—

Total	(v)	14.1 cents	11.0 cents	13.9 cents

Diluted:
Continuing operations		20.9 cents	13.1 cents	12.2 cents
Discontinued operations	(vi)	(7.1) cents	(2.2) cents	—

Total	(v)	13.8 cents	10.9 cents	12.2 cents

		Year ended 31st August
	Note	2000	2001	2002
		HK$’000	HK$’000	HK$’000
Total shareholders’ equity
As stated under HKGAAP		753,424	805,306	910,183
USGAAP adjustments:
Goodwill	(ii)	5,092	5,092	5,092
Accumulated amortization of goodwill	(ii)	(1,697)	(2,716)	(3,735)
Reversal of amortization of goodwill	(ii)	—	—	1,065
Deferred tax liabilities	(iv)	(5,813)	(4,571)	(5,195)

Total shareholders’ equity under USGAAP		751,006	803,111	907,410

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26 Summary of differences between HKGAAP and USGAAP (Continued)

(a) Net income and total shareholders’ equity (Continued)

(i)	Compensation cost for share options

APB No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations have been applied in the computation of the compensation cost for outstanding share options granted to the Company’s employees.

Under HKGAAP, no compensation cost to staff is required to be recognized in respect of the grant of share options. Proceeds from issue of shares upon the exercise of share options are credited to share capital and share premium accounts respectively and there is no effect on the results of the Company in connection with any share option schemes.

As explained in Note 22(a), the Company issued 1,500,000 options to certain executive directors of the Company at an exercise price fixed at HK$1.20 on September 19, 1997. The difference of HK$0.30 per Share between the exercise price of HK$1.20 and the market value of the Shares on September 19, 1997 of HK$1.50 was being amortized to the statements of income over the vesting period of the options of three years up to September 18, 2000. Pursuant to a board resolution passed on October 20, 2000, the options were cancelled and on the same date, 1,500,000 options were issued to the same executive directors at an exercise price fixed at HK$0.58 per Share. Due to this repricing arrangement, under US GAAP the 1,500,000 options have been accounted for as variable options since that date in accordance with FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation”, and various interpretations of APB25. Compensation expense is recognized based on the difference between the exercise price of HK$0.58 and the Company’s share price at the date on which they are exercised or at each balance sheet date if they are still outstanding.

Pursuant to a board resolution passed on October 20, 2000, 20,908,000 out of 21,030,000 options granted to certain employees including three executive directors on June 2, 2000 at an exercise price of HK$1.50 were cancelled. On the same date, 20,908,000 new options were issued to the same employees including three executive directors at an exercise price fixed at HK$0.58. Because of this repricing arrangement, these options shall also be accounted for as variable options and compensation expense is recognized based on the difference between the exercise price of HK$0.58 and the Company’s share price at the date on which they are exercised or at each balance sheet date if they are still outstanding and amortized to the profit and loss account over the vesting period of the options. All options were fully vested as of August 31, 2002.

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26 Summary of differences between HKGAAP and USGAAP (Continued)

(a) Net income and total shareholders’ equity (Continued)

(i)	Compensation cost for share options (Continued)

Although the Company accounts for share options using the intrinsic value method in APB 25, pro forma information regarding net income and earnings per share is required by SFAS No. 123 “Accounting for Stock-Based Compensation”, and has been determined as if the Company had accounted for its employee share options under the fair value method outlined in SFAS 123. The weighted average fair value of options granted during the years ended August 31, 2000 and 2001 were HK$3.84 and HK$0.51 respectively. No options were granted in fiscal 2002 and therefore no assumptions were required as new calculations were not performed fiscal 2002 The fair value for these options was estimated at the date of grant using the Black-Scholes Option Valuation model with the following weighted-average assumptions for the relevant years:-

	Year ended August 31,
	2000	2001
Weighted average
Risk-free interest rates	7.2%	6.6%
Dividend yield	1.0%	0%
Volatility factor of the expected market price of the Company’s shares	115.6%	102.0%
Expected life of the options	6 years	5.4 years

For the purpose of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options’ vesting period. Options were fully vested as of August 31, 2002. The Company’s pro forma information for the years ended August 31, 2000, 2001 and 2002 is set out as follows:-

	Year ended August 31,
	2000		2001	2002
	HK$’000		HK$’000	HK$’000
Net income/(loss)
As reported	66,150		53,966	68,965
Pro forma	(16,079)		14,055	72,332
Basic earnings/(loss) per share
As reported	14.1 cents		11.0 cents	13.9 cents
Pro forma	(3.4 cents	)	2.9 cents	14.6 cents
Diluted earnings per share
As reported	13.8 cents		10.9 cents	12.2 cents
Pro forma	(3.4 cents	)	2.8 cents	12.8 cents

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26 Summary of differences between HKGAAP and USGAAP (Continued)

(a) Net income and total shareholders’ equity (Continued)

(ii)	Goodwill

Prior to September 1, 2001, under HKGAAP the Company charged goodwill on acquisition of a business, which represents the excess of the cost of investment over the fair value ascribed to the net underlying assets acquired, against available reserves. In accordance with the change in accounting standards of HKGAAP, goodwill on acquisitions occurring on or after September 1, 2001 is shown separately on the consolidated balance sheet and is amortized using the straight-line method over its estimated useful life (see Note 2(b) of the notes to the consolidated financial statements). Goodwill arising on major strategic acquisitions of the Company to expand its product or geographical market coverage is amortized over a period of not more than 20 years. The Company has taken advantage of the transitional provisions of SSAP 30 and goodwill previously written off against reserves has not been restated. Where an indication of impairment exists, the carrying amount of goodwill, including goodwill previously written off against reserves, is assessed and written down immediately to its recoverable amount.

Under USGAAP, goodwill recorded on the acquisition of a business prior to June 30, 2001 is currently capitalized and amortized to the consolidated statements of income over its expected useful life of five years. In June 2001, the FASB issued SFAS 142 effective for fiscal years beginning after December 15, 2001. In connection with the adoption of this standard, in fiscal 2003 under USGAAP, the Company will cease amortizing goodwill recognized on business combinations initiated prior to June 30, 2001 and will be required to perform a transitional goodwill impairment assessment. Goodwill recognized on business combination initiated after June 30, 2001, is subject to immediate non-amortization under SFAS No.142 in fiscal 2002. See also Note 25.

(iii)	Deferred advertising and promotional expenses

There is no accounting standard under HKGAAP on the accounting for advertising and promotional costs. Prior to September 1, 1999, the Company adopted the policy that advertising costs incurred for the launch of trade names of new services which are expected to be profitable in the near future are deferred and amortized on the straight-line basis over a period of twelve months, and the cost of gifts given to internet subscribers as inducements to enter into internet access service agreements was deferred and amortized over the life of the related agreements. All other advertising and promotional costs were charged to the consolidated statements of income as incurred.

Since September 1, 1999, all advertising and promotional costs have been charged to the consolidated statements of income as incurred.

Under USGAAP, advertising and promotion costs other than certain direct response advertising as defined in Statement of Position 93-7 should be charged to the statements of income as incurred and should not be deferred.

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26 Summary of differences between HKGAAP and USGAAP (Continued)

(a) Net income and total shareholders’ equity (Continued)

(iv)	Deferred taxes

Under HKGAAP, deferred taxation is accounted for at the current taxation rate with respect to timing differences between profit as computed for taxation purposes and profit as stated in the financial statements to the extent that a liability or an asset is expected to be payable or receivable in the foreseeable future. In determining whether a liability is expected to be payable in the foreseeable future the Company assesses the effect of its capital expenditures and other plans. If these plans indicate that sufficient accelerated tax allowances will be available to offset the effect of the reversal of timing differences, a deferred tax liability is not established for such timing differences, in accordance with the requirements of HKGAAP.

Under USGAAP, the Company is required to recognize deferred tax assets and liabilities for the expected future tax consequences of all events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial reporting basis and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Future tax benefits in respect of tax loss carry forwards are also required to be recognized in full. A valuation allowance is required to be established for such assets if it is more likely than not that the Company will not be able to utilize such benefits in the future.

In addition, the U.S. GAAP reconciliations include adjustments to reflect the SFAS 109 tax impact of the U.S. GAAP differences.

Details of deferred income taxes provided under USGAAP are disclosed in Note 26(e).

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26 Summary of differences between HKGAAP and USGAAP (Continued)

(a) Net income and total shareholders’ equity (Continued)

(v)	Earnings per share

	Year ended August 31,
	2000	2001	2002
	HK$’000	HK$’000	HK$’000
Net income under USGAAP	66,150	53,966	68,965

Basic weighted average common shares issued and outstanding (in 000’s)	468,946	490,679	495,181
Incremental shares from assumed exercise of share options (in 000’s)	9,105	3,770	11,219
Incremental shares from assumed exercise of warrants (in 000’s)	—	—	59,489

Diluted weighted average common and potential shares issued and outstanding (in 000’s)	478,051	494,449	565,889

Earnings per share under USGAAP
Basic	14.1 cents	11.0 cents	13.9 cents

Diluted	13.8 cents	10.9 cents	12.2 cents

Basic earnings per share is calculated based on the weighted average number of ordinary shares issued and outstanding. Diluted earnings per share includes the effect of diluted ordinary common share equivalents as if outstanding for each of the relevant years and the related income amounts. The number of incremental shares from assumed exercise of stock options and warrants have been determined using the treasury stock method.

At August 31, 2000, 2001 and 2002, 0, 126,000 and 60,000 options to purchase shares of the Company, respectively, were outstanding but have not been included in the calculation of diluted earnings per share as the effect of exercise would have been anti-dilutive.

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26 Summary of differences between HKGAAP and USGAAP (Continued)

(a) Net income and total shareholders’ equity (Continued)

(vi)	Discontinued operations

In 2002 the Company discontinued its internet advertising operations as it continues to focus on its core business of international telecommunications services and fixed telecommunications network services. There was no gain or loss on disposal as the related employees and fixed assets are now part of the Company’s marketing function. Under HKGAAP, presentation of continuing and discontinued operations is not required, while under USGAAP, profit or loss from discontinued operations would be shown on a separate line in the profit and loss statement below income from continuing operations.

(b) Comprehensive income

The comprehensive income of the Company, disclosed in accordance with SFAS No. 130 “Reporting Comprehensive Income”, is set out as follows:

	Year ended August 31,
	2000	2001	2002
	HK$’000	HK$’000	HK$’000
Net income under USGAAP	66,150	53,966	68,965
Foreign currency translation adjustments	(595)	2,480	204

Comprehensive income	65,555	56,446	69,169

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26 Summary of differences between HKGAAP and USGAAP (Continued)

(c) Statement of changes in shareholders’ equity under USGAAP

	Ordinary shares
	Number of shares outstanding	Amount outstanding	Share premium	Additional paid in capital	Deferred compensation cost	Warrant reserve	Exchange reserve	Retained profits	Total shareholders’ equity
		HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Balance at August 31, 1999, as previously reported	403,500,000	40,350	161,603	1,138	(163)	—	(2,127)	70,018	270,819
Effect of adopting SSAP 9 (Revised) (Note 2(q))	—	—	—	—	—	—	—	9,747	9,747
Shares issued upon global offering	80,000,000	8,000	440,000	—	—	—	—	—	448,000
Share issue expenses	—	—	(36,377)	—	—	—	—	—	(36,377)
Compensation cost for outstanding share options	—	—	—	8,297	163	—	—	—	8,460
Shares issued upon exercise of share options	6,104,000	610	3,719	—	—	—	—	—	4,329

Net income	—	—	—	—	—	—	—	66,150	66,150
Foreign currency translation adjustments	—	—	—	—	—	—	(595)	—	(595)

Comprehensive income	—	—	—	—	—	—	—	—	65,555
Dividends	—	—	—	—	—	—	—	(9,780)	(9,780)
1999 Final dividend paid (Note 18)	—	—	—	—	—	—	—	(9,747)	(9,747)

Balance at August 31, 2000	489,604,000	48,960	568,945	9,435	—	—	(2,722)	126,388	751,006
Shares issued upon exercise of share options	1,470,000	147	235	—	—	—	—	—	382
Compensation cost for outstanding share options	—	—	—	184	—	—	—	—	184

Net income	—	—	—	—	—	—	—	53,966	53,966
Foreign currency translation adjustments	—	—	—	—	—	—	2,480	—	2,480

Comprehensive income	—	—	—	—	—	—	—	—	56,446
2000 Interim dividend paid (Note 18)	—	—	—	—	—	—	—	(4,907)	(4,907)

Balance at August 31, 2001	491,074,000	49,107	569,180	9,619	—	—	(242)	175,447	803,111
Shares issued upon exercise of share options	3,060,000	306	790	—	—	—	—	—	1,096
Compensation cost for outstanding share options	—	—	—	21,586	—	—	—	—	21,586
Issue of warrants	—	—	—	—	—	10,815	—	—	10,815
Expenses in connection with issue of warrants	—	—	—	—	—	(1,058)	—	—	(1,058)
Shares issued upon exercise of warrants	6,729,202	673	2,686	—	—	(668)	—	—	2,691

Net income	—	—	—	—	—	—	—	68,965	68,965
Foreign currency translation adjustments	—	—	—	—	—	—	204	—	204

Comprehensive income	—	—	—	—	—	—	—	—	69,169

Balance at August 31, 2002	500,863,202	50,086	572,656	31,205	—	9,089	(38)	244,412	907,410

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26 Summary of differences between HKGAAP and USGAAP (Continued)

(d) Statement of cash flows

Under HKGAAP, cash flows are presented separately for operating activities; returns on investments and servicing of finance; taxation; investing activities and financing activities. Under USGAAP, only three categories of activities are reported: operating activities; investing activities and financing activities. Cash flows from taxation and returns on investments and servicing of finance would be included as operating activities under USGAAP. The servicing of shareholder financing would be included as financing activities under USGAAP.

Under USGAAP, cash and cash equivalents do not include bank loans and overdrafts repayable within three months from the date of the advance as is the case under HKGAAP.

Under USGAAP, the following amounts would be reported:

	Year ended August 31,
	2000	2001	2002
	HK$’000	HK$’000	HK$’000
Net cash provided from operating activities	1,604	74,189	321,814
Net cash used in investing activities	(441,520)	(84,207)	(486,082)
Net cash provided from/(used in) financing activities	641,653	(26,799)	(20,620)

Increase/(decrease) in cash and cash equivalents	201,737	(36,817)	(184,888)
Cash and cash equivalents at the beginning of year	326,943	527,716	494,159
Effect of foreign exchange rate changes	(964)	3,260	312

Cash and cash equivalents at the end of year	527,716	494,159	309,583

(e) Deferred taxes

Under USGAAP, deferred tax liabilities and assets comprise the following:

	August 31,
	2001	2002
	HK$’000	HK$’000
Deferred tax liabilities
Accelerated depreciation	(53,448)	(84,978)

	(53,448)	(84,978)
Deferred tax assets
Tax loss carry forwards	92,801	127,522
Valuation allowance	(49,409)	(62,739)
	43,392	64,783

	(10,056)	(20,195)

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26 Summary of differences between HKGAAP and USGAAP (Continued)

(e) Deferred taxes (Continued)

As of August 31, 2002, the Company had accumulated tax losses amounting to HK$754,899,000 (2001: HK$534,600,000). The tax effect on accumulated tax loss amounted to HK$127,522,000 (2001: HK$92,801,000) may be carried forward and applied to reduce future taxable income which is carried in or derived from Hong Kong, Japan, Canada and the United States. The tax losses of the Hong Kong subsidiaries can be carried forward indefinitely while the overseas tax losses expire within periods ranging from 5 to 20 years. Realization of deferred tax assets associated with tax loss carry forwards is dependent upon generating sufficient taxable income. To the extent that companies with tax losses also have deferred tax liabilities, a valuation allowance is not considered necessary since it is more likely than not that the losses can be utilised to offset the liabilities in full. At August 31, 2002, a valuation allowance of HK$62,739,000 (2001:HK$49,409,000) had been provided for against the remaining tax losses since management believes it is more likely than not that insufficient taxable income will be generated in the foreseeable future to utilise the tax loss carry forwards.

Changes in the valuation allowance consist of:

	Year ended August 31,
	2000	2001	2002
	HK$’000	HK$’000	HK$’000
Balance at beginning of the year	9,892	32,227	49,049
Additions to income tax expenses	22,335	17,182	13,690

Balance at end of the year	32,227	49,409	62,739

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

27 Post balance sheet events (unaudited)

(a)    On October 9, 2002, the Company entered into a HK$200,000,000 long-term loan facility with The Hong Kong and Shanghai Banking Corporation Limited (“HSBC”) to provide funding for the further development of HKBN’s fixed telecommunications network. The facility provides that HKBN may, but has no obligation to, draw upon such facility from time to time in amounts of no less than HK$10,000,000. The facility provides that at least HK$100,000,000 must be drawn by December 31, 2003, or the funds available under the facility will be reduced by the difference between the amount drawn by such date and HK$100,000,000. All amounts must be drawn by December 31, 2004. The facility provides that interest will be charged at a rate of 1.5% over the one, two, three or six month Hong Kong Interbank Money Market Offer Rate payable at the end of each moth and that it is to be repaid in 60 equal monthly installments beginning in January 2005.

The Company must comply with certain covenants under the facility, including (i) maintaining its listing on the SEHK; (ii) maintaining its shareholding in HKBN at no less than 51%; (iii) maintaining certain financial ratios, and various information delivery requirements to HKBC.

The Company has not drawn any amount under this facility as of February 27, 2003.

(b)    On December 23, 2002, a new share option scheme (the “New Share Option Scheme”) was approved. This scheme replaces the Company’s original share option scheme approved on July 12, 1997 (“the Original Share Option Scheme”)

Under the New Share Option Scheme, directors may grant options to employees (including executive, non-executive and independent non-executive directors), suppliers and professional advisers (“the New Share Options”) to subscribe for Shares in the Company The maximum number of options authorized under the New Share Option Scheme may not, when aggregated with any shares subject to any other executive and employee share option scheme, exceed 10% of the Company’s issued share capital. The exercise price of a New Share Option will be determined by the Company’s board of directors at a price not less than the highest of (a) the par value of a share; (b) the average closing price of the Company’s shares for five trading days preceding the grant date; and (c) the closing price of the Company’s shares on the date of grant. The New Share Options Scheme is valid and effective for a ten year period up to December 22, 2012 subject to earlier termination by the Company in general meeting or the board of directors. The period during which a New Share Option may be exercised will be determined by the board of directors at its discretion, save that no option may be exercised after more than ten years from the date of grant. No New Share Options have been issued subsequent to the adoption of the New Share Option Scheme.

The share options outstanding in respect of the Original Share Option Scheme as of August 31, 2002 (see Note 22(f)) remain valid until exercise or expiration. No further share options have been issued under the Original Share Option Scheme subsequent to August 31, 2002.

Exhibit 99.1

Certification of Chairman and Finance Director

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of City Telecom (H.K.) Limited (the “Company”) on Form 20-F for the fiscal year ended August 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), each of the undersigned officers of the Company certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to such officer’s knowledge:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of the dates and for the periods expressed in the Report.

Date: February 28, 2003

/s/ RICKY WONG
Name: Ricky Wong
Title: Chairman

/s/ CORINNA SIO
Name: Corinna Sio
Title: Finance Director

The foregoing certification is being furnished solely pursuant to 18 U.S.C. § 1350 and is not being filed as part of the Report or as a separate disclosure document.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CITY TELECOM (H.K.) LIMITED

By:	/s/ CORINNA SIO
Name: Corinna Sio
Title: Finance Director

Date: February 28, 2003

CERTIFICATIONS

I, Ricky Wong, certify that:

1.	I have reviewed this annual report on Form 20-F of City Telecom (H.K.) Limited;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ RICKY WONG
Name: Ricky Wong
Title: Chairman

Date: February 28, 2003

CERTIFICATIONS

I, Corinna Sio, certify that:

1.	I have reviewed this annual report on Form 20-F of City Telecom (H.K.) Limited;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ CORINNA SIO
Name: Corinna Sio
Title: Finance Director

Date: February 28, 2003