Form 20-F
period 2003-08-31
CITY TELECOM H K LTD
filed 2004-02-27
CIK 1097086

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

or
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended August 31, 2003

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
N/A

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of August 31, 2003: 604,959,787

     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒         No ☐

     Indicate by check mark which financial statement item the registrant has selected to follow.

Item 17 ☐         Item 18 ☒

CURRENCY TRANSLATION

     We publish our financial statements in Hong Kong dollars. In this annual report, references to “Hong Kong dollars” or “HK$” are to the currency of Hong Kong, and references to “U.S. dollars” or “US$” are to the currency of the United States. This annual report contains translations of Hong Kong dollar amounts into U.S. dollar amounts, solely for your convenience. Unless otherwise indicated, the translations have been made at US$1.00=HK$7.7995, which was the noon buying rate in The City of New York for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York on August 29, 2003. On February 24, 2004 the noon buying rate was US$1.00=HK$7.7780. You should not construe these translations as representations that the Hong Kong dollar amounts actually represent such U.S. dollar amounts or could have been or could be converted into U.S. dollars at the rates indicated or at any other rates.

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

     These assumptions involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Potential risks and uncertainties include, without limitation:

•	increased competition in both the telecommunications and Internet markets;

•	our ability to maintain growth and successfully introduce new products and services at the same time; and

•	the continued development and stability of the technological infrastructure we use to provide our telecommunications and Internet services.

     When considering such forward-looking statements, you should keep in mind the factors described in Item 3 “Key Information — Risk Factors” and other cautionary statements appearing in Item 5 “Operating and Financial Review and Prospects” of this annual report. Such risk factors and statements describe circumstances that could cause actual results to differ materially from those contained in any forward-looking statement.

***********

     City Telecom makes periodic filings with the U.S. Securities and Exchange Commission pursuant to and in accordance with the U.S. Securities Exchange Act of 1934, as amended. This annual report incorporates by reference all filings made by City Telecom on Form 6-K from February 28, 2003 through and including February 26, 2004.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Selected Financial Data

City Telecom’s Historical Financial Information

     The following table presents the selected consolidated financial information and operating information of City Telecom as of and for the years ended August 31, 1999, 2000, 2001, 2002 and 2003. The selected financial information should be read in conjunction with, and is qualified in its entirety by reference to, the financial statements included elsewhere in this annual report, the accompanying notes thereto and Item 5 “Operating and Financial Review and Prospects”.

	As of and for the year ended August 31

	1999	2000	2001	2002	2003	2003

	HK$	HK$	HK$	HK$	HK$	US$
	(Amounts in thousands except per share data)
Consolidated Statement of Income Data:
Hong Kong GAAP
Revenues:
International telecommunications	947,180	1,119,148	861,338	908,981	875,802	112,290
Fixed telecommunications network services(1)	98,516	109,019	154,262	241,219	423,107	54,248
Content and e-commerce	—	5,960	1,034	—	—	—

Total operating revenue	1,045,696	1,234,127	1,016,634	1,150,200	1,298,909	166,538

(1)	In this annual report on Form 20-F, we use the term “fixed telecommunications network services” to refer to the services we provide using the telecommunications network we began installing following receipt of our fixed telecommunications network license in February 2000. These services include the provision of dial-up and broadband Internet access, local telephony services and pay-TV services.

	As of and for the year ended August 31

	1999	2000	2001	2002	2003	2003

	HK$	HK$	HK$	HK$	HK$	US$
	(Amounts in thousands except per share data)
Hong Kong GAAP
Costs and expenses:
Costs of services	(643,672)	(888,608)	(584,352)	(457,963)	(322,753)	(41,381)
Sales and marketing expenses	(160,230)	(151,225)	(86,574)	(168,441)	(182,471)	(23,395)
Other expenses	(228,462)	(355,767)	(328,561)	(434,711)	(525,020)	(67,315)

Total operating costs	(1,032,364)	(1,395,600)	(999,487)	(1,061,115)	(1,030,244)	(132,091)

Income (loss) from operations
International telecommunications	65,939	82,941	146,611	222,651	340,523	43,660
Fixed telecommunications network services	(52,607)	13,284	(72,123)	(121,686)	(61,627)	(7,901)
Content and e-commerce	—	(33,852)	(10,968)	—	—	—

	13,332	62,373	63,520	100,965	278,896	35,759

Net income	27,481	70,001	53,927	91,129	257,822	33,056
Net income per share (cents)	6.8	14.9	11.0	18.4	46.7	6.0
Weighted average number of shares	401,448	468,946	490,679	495,181	552,600	552,600
Diluted net income per share (cents)	6.7	14.6	10.9	16.1	41.9	5.4
Diluted weighted average number of shares	409,724	478,051	494,449	565,889	615,102	615,102
Dividend per share (cents)	4.5	—	1.0	—	12.5	1.6

	As of and for the year ended August 31

	1999	2000	2001	2002	2003	2003

	HK$	HK$	HK$	HK$	HK$	US$
	(Amounts in thousands except per share data)
U.S. GAAP
Total operating revenue	1,045,696	1,234,127	1,016,634	1,150,200	1,298,909	166,538
Total operating costs	(1,040,621)	(1,398,325)	(1,000,690)	(1,082,655)	(1,026,448)	(131,604)
Net income from continuing operations	18,775	69,237	65,389	69,317	264,151	33,868
Net income from continuing operations per share (cents)	4.7	14.8	13.3	14.0	47.8	6.1
Net income/(loss) from discontinued operations	(2,509)	(3,087)	(11,423)	(352)	83	11
Loss arising from disposal of discontinued operations	0.0	0.0	0.0	0.0	(2,695)	(346)
Net loss from discontinued operations per share (cents)	(0.6)	(0.7)	(2.3)	(0.1)	(0.5)	(0.06)
Weighted average number of shares	401,448	468,946	490,679	495,181	552,600	552,600
Diluted net income from continuing operations per share (cents)	4.6	14.5	13.2	12.3	42.9	5.5
Diluted net loss from discontinued operations per share (cents)	(0.6)	(0.6)	(2.3)	(0.1)	(0.4)	(0.05)
Diluted weighted average number of shares	409,724	478,051	494,449	565,889	615,102	615,102
Dividend per share (cents)	5.0	2.0	1.0	0.0	12.5	1.6

	As of and for the year ended August 31

	1999	2000	2001	2002	2003	2003

	HK$	HK$	HK$	HK$	HK$	US$
	(Amounts in thousands except per share data)
Consolidated Balance Sheet Data:
Hong Kong GAAP
Total assets	639,921	1,221,050	1,144,618	1,327,285	1,548,534	198,543
Total liabilities	(371,822)	(443,495)	(328,905)	(417,102)	(364,085)	(46,681)

Net assets	268,099	777,555	815,713	910,183	1,184,449	151,862
Minority interest	—	(24,131)	(10,407)	—	—	—

Total shareholders’ equity	268,099	753,424	805,306	910,183	1,184,449	151,862

Share capital	40,350	48,960	49,107	50,086	60,496	7,756
Share premium	161,603	568,945	569,180	572,656	615,886	78,965
Reserves	66,146	135,519	187,019	287,441	508,067	65,141

Total shareholders’ equity	268,099	753,424	805,306	910,183	1,184,449	151,862

U.S. GAAP
Total assets	637,581	1,224,445	1,146,994	1,329,707	1,552,021	198,990
Total liabilities	(366,762)	(449,308)	(333,476)	(422,297)	(369,359)	(47,357)

Net assets	270,819	775,137	813,518	907,410	1,182,662	151,633
Minority interest	—	(24,131)	(10,407)	—	—	—

Total shareholders’ equity	270,819	751,006	803,111	907,410	1,182,662	151,633

Share capital	40,350	48,960	49,107	50,086	60,496	7,756
Share premium	162,578	578,380	578,799	603,861	615.886	78,965
Reserves	67,891	123,666	169,305	253,463	506,280	64,912

Total shareholders’ equity	270,819	751,006	803,111	907,410	1,182,662	151,633

	As of and for the year ended August 31, 2003

	1999	2000	2001	2002	2003

Other Data:
International Telecommunications Subscribers
Registered IDD Subscribers — Residential	681,705	842,000	906,388	1,056,759	1,495,229
Registered IDD Subscribers — Corporate	36,716	63,984	76,067	90,930	93,959
Registered IDD Subscribers — Total	718,421	905,984	982,455	1,147,689	1,589,188
IDD Outgoing Minutes (in 000’s)	301,500	505,000	580,000	916,000	888,000
Registered Broadband Internet Subscribers	—	2,850	17,700	129,300	172,000
Registered Fixed Lines (Local Telephony)	—	—	—	21,800	146,000

Exchange Rate Information

     The Hong Kong dollar is freely convertible into other currencies (including the U.S. dollar). Since 1983, the Hong Kong dollar has been officially linked to the U.S. dollar and the current rate is US$1.00 to HK$7.80. However, even with this official exchange rate, and despite the efforts of the Hong Kong Monetary Authority’s (“HKMA”) currency board to keep such rate stable, the market exchange rate of the Hong Kong dollar against the U.S. dollar continues to be influenced by the forces of supply and demand in the foreign exchange markets. Furthermore, the official exchange rate is itself subject to fluctuations and can be reset in circumstances where the secondary foreign exchange markets move beyond the HKMA’s ability to back the official rate with foreign reserves.

     Exchange rates between the Hong Kong dollar and other currencies are influenced by the rate between the U.S. dollar and the Hong Kong dollar.

     The following table sets forth the average, high, low and period-end noon buying rate between the Hong Kong dollar and the U.S. dollar (in Hong Kong dollars per U.S. dollar) for the periods indicated:

	Average (1)	High	Low	Period-End

	HK$	HK$	HK$	HK$
1998	7.7476	7.7465	7.7595	7.7355
1999	7.7591	7.7460	7.7758	7.7740
2000	7.7960	7.8010	7.7770	7.7990
2001	7.7997	7.8004	7.7970	7.7980
2002	7.7997	7.8095	7.7970	7.7988
August 2003	7.7990	7.7998	7.7920	7.7995
September 2003	7.7850	7.7999	7.7444	7.7445
October 2003	7.7427	7.7684	7.7085	7.7684
November 2003	7.7637	7.7692	7.7475	7.7660
December 2003	7.7645	7.7670	7.7628	7.7640
January 2004	7.7663	7.7775	7.7632	7.7775
2004 (through February 24)	7.7732	7.7780	7.7686	7.7780

(1)	The average of the noon buying rates on the last day of each month during the relevant period.

Risk Factors

You should carefully consider the risks described below and the other information in this annual report before deciding to invest in City Telecom.

Risks Relating to Our Business and Operations

We have Substantially Less Financial and Human Resources to Apply to the Development of Our Business Than Some of Our Main Competitors.

     Our main competitors for international telecommunications, local telephony and Internet services are PCCW-HKT Telephone Limited (“PCCW-HKT”), Hutchison Global Communications Limited, New World Telecom Company Limited, Wharf T&T Limited, iCable and Netvigator. These competitors are well established and have substantially greater financial resources than we do. Some are subsidiaries of business conglomerates in Hong Kong. Certain areas of the international telecommunications and Internet business are very capital intensive. Our competitors may be able to devote more human and financial resources to research and development, network improvement and marketing than we can. Since our inception, the growth of our market share has depended primarily on our ability to react more quickly to changes in new technology and consumer trends, offer more competitively priced services, and provide better customer support than our competitors. We cannot assure you that we will continue to be successful at executing this strategy. If these competitors devote substantial human and financial resources to their businesses, it could hurt our ability to remain competitive in the quality and range of services we could provide and we could lose customers to these competitors. This may limit the growth of our customer base, reduce our revenues and adversely affect our profits.

Our Growth and Profitability Could be Affected by an Increasing Number of Local and Foreign Entrants in the International and Local Telecommunications and Internet Markets.

     The Hong Kong government has taken several steps over the past few years to liberalize and deregulate the telecommunications industry in Hong Kong, including issuing new wireless and wire-line fixed network licenses. We expect the Hong Kong government to continue to take actions of these types over the next several years. Further, in contrast to its previous manner of issuing network licenses, it no longer requires recipients of new fixed network licenses to meet predetermined milestones or to post a performance bond to support roll-out targets. In addition, as of February 2, 2004, 223 public non-exclusive telecommunications service licenses (each a “PNETS License”) for the provision of external telecommunications service had been issued to various operators in Hong Kong. Some of these licensees are subsidiaries of major foreign telecommunications providers. They include Singapore Telecom from Singapore, KDDI Corporation (“KDDI”) from Japan, British Telecom from the United Kingdom, AT&T from the United States, and China Unicom and China Netcom from the People’s Republic of China (“China”). Increasing liberalization of the international telecommunications market in Hong Kong may further attract new local and foreign entrants to the market and broaden the variety of international telecommunications services supplied by existing service providers, thereby heightening the level of competition in the industry. Increased competition could result in price reductions, reduced gross margins or loss of market share, any of which could adversely affect our future growth and profitability.

     The number of companies that provide Internet services in Hong Kong has grown from 56 in 1995 to 202 as of December 2003. Among the Internet service licensees are such recognized foreign companies as MCI Worldcom, AT&T, Singapore Telecom and KDDI. While most of these companies have not been actively developing their Internet business in Hong Kong, they could pose a significant threat to our business if and when they commit substantial resources to doing so. In addition, we compete with other integrated Internet service providers in Hong Kong such as Netvigator, iCable and Hutchison. If we are not able to compete successfully with them, our Internet business may not become profitable.

We Rely on Third Parties to Provide a Substantial Portion of Our International Telecommunications and Internet Services. Our Transmission Costs Could be Increased by Changes in Our Relationships with Them.

     We depend on our contractual relationships with and the network infrastructure of local network operators, such as PCCW-HKT, which own undersea cables, and overseas telecommunications carriers in providing telecommunications and Internet services to our customers. Some of these third parties are our competitors in our telecommunications or Internet services, or both. For the year ended August 31, 2003, payments to our top five overseas carriers and local network operators accounted for approximately 77% of our total gross costs of transmission. The terms and conditions of the local and international arrangements currently in place could be subject to changes or modification upon renewal of the terms of the relevant agreements. If the terms and conditions upon renewal are less favorable or the arrangements are not renewed, the costs associated with providing our services could increase significantly.

If We are Unable to Continue to Lower Our Cost of Transmitting International Calls, We May Not be Able to Maintain the Profitability of Our International Telecommunications Service.

     The international telecommunications industry in Hong Kong is extremely competitive. To maintain or grow our market share, we must continue to offer our subscribers international telecommunications services at or below the price offered by our competitors. We therefore must continue to lower our costs of providing these services if we are to maintain our profitability in this business. We cannot be sure that we will be able to reduce our cost levels. If we fail to do so, our operating results could be adversely affected.

Our Growth and Expansion May Strain Our Ability to Manage Our Operations, Increase Our Costs of Operation and Adversely Affect the Quality of Our Services.

     We have pursued and continue to pursue a strategy of aggressive growth in the Internet and international and local telecommunications businesses. As part of this strategy, we have invested in undersea cables for Internet and international telecommunications transmissions. In addition, we continue to invest in the local fixed telecommunications network we use to deliver Internet access, local telephony and pay-TV services. The deployment of these projects has resulted and will result in greater demands on our systems and controls and may place a strain on our administrative, operational and financial resources. Our ability to manage future growth will depend upon our ability to continue to:

•	manage the simultaneous implementation of our infrastructure development and marketing plans;

•	cope with both predictable and unforeseen problems associated with being a relatively new entrant in rapidly evolving industries;

•	effectively monitor our operations so as to control costs and maintain effective quality controls; and

•	maintain high traffic volume and offer competitive prices to customers.

Our failure to achieve any of the above in an efficient manner and at a pace consistent with the growth of our business could have an adverse effect on the quality of our services and increase our costs of operation.

Our Fixed Telecommunications Network Business has Incurred Losses since Inception and We Expect It to Incur Future Losses.

     For the year ended August 31, 2003, we incurred an operating loss of approximately HK$62 million from our fixed telecommunications network service operations. While our financial performance is improving, we expect our fixed telecommunications network service business will continue to incur net losses as we expend substantial resources on developing and marketing broadband Internet access services, local telephony services and pay-TV services. We cannot assure you that we will achieve or sustain profitability in our fixed telecommunications network operations.

Because Some of Our Businesses are Still at an Early Stage of Implementation, Evaluation of Our Business and Our Prospects is Difficult.

     Because of the short operating history of our local telephony and our pay-TV services, our historical financial data may not be a meaningful basis for you to evaluate us and our prospects. These businesses are still at an early stage of implementation, and the revenue, potential income and cash flows from these new businesses are unproven. Accordingly, evaluation of our businesses and our prospects is difficult, and we cannot give you any assurance that we will succeed in these businesses.

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

     Since our application to provide wireless fixed network telecommunications services was approved on February 3, 2000, we have been spending, and will continue to spend, a significant amount on constructing base stations in various key locations in Hong Kong, installing systems onto each connected building and obtaining access rights to these buildings. We commenced the installation of in-ground fibre optic cable in certain high-population density areas in Hong Kong in January 2003, and we invested in two undersea cables as part of our strategy to establish our own international transmission facilities and limit our reliance on third party infrastructure. Finally, we have made, and will continue to make, capital investments in the development of our local telephony service and pay-TV service.

     We incurred capital expenditures of approximately HK$250 million in fiscal 2003 and expect to incur capital expenditures of approximately HK$350 million in fiscal 2004 and HK$200 million in fiscal 2005, respectively, in connection with these projects and the development of our business. If capital requirements vary materially from those currently planned, we may require additional financing sooner than anticipated. While we intend to fund such expenditures by using our currently available cash as well as cashflow from operations, we may not have adequate capital to fund these expenditures, in which case we may need to seek to raise additional capital through debt or equity financing or other means. Any such additional equity financing may be dilutive to our shareholders, and debt financing, if available, may involve restrictions on our financing and operating activities. If we are unable to obtain additional financing as needed, we may be required to reduce the scope of our operations or anticipated expansion.

PCCW-HKT has Applied to Become a Non-Dominant Carrier

     In 2003, PCCW-HKT applied to OFTA for a declaration of “non-dominance” in the markets for residential and business direct exchange line services. OFTA is now holding various rounds of public consultation on this application. If this request is granted by OFTA, tariff ceilings and various other controls that currently apply to PCCW-HKT, as the dominant carrier, would no longer be applicable. We anticipate this development will increase competition further in an already competitive market, which may adversely affect our revenues and profitability.

Internet Security Concerns Could Limit Our Ability to Develop Revenues from Internet Access Services.

     We hope to develop our Internet access services, particularly our broadband Internet service, as a significant source of our revenue. However, customers’ concerns over the security of confidential information and the uninterrupted provision of Internet access service could limit our ability to sustain or develop this business in the future. Furthermore, confidential information and the provision of Internet access services could be affected by computer viruses, break-ins and other inappropriate or unauthorized uses of our network, such as e-mail spamming or “junk” e-mail. Computer viruses, break-ins or other problems could have the following effects on our Internet business:

•	it could result in interruption, delays or cessation in Internet access services to our customers;

•	it could jeopardize the security of confidential information stored in the computer system of our customers; and

•	it could result in costly litigation.

     We may incur significant costs to protect us against the threat of security breaches or to alleviate problems caused by such breaches. In addition, alleviating these problems may cause interruptions, delays or cessation in service to our users, which could cause them to stop using our service or assert claims against us.

Our Pay-TV services may not become profitable, and may adversely affect our operating results.

     We began to produce, market and offer a pay-TV service via our fixed telecommunications network in 2003. This service is currently comprised of (i) a 24-hour news channel and other recreational channels that we produce, and (ii) other channels whose content is purchased from other content-providers. As we are still at an early stage of development, the business model, marketing plans, strategy, and the content we will provide are still evolving. As a result, we cannot provide any assurance that we will be able to successfully build market share in the pay-TV business or that such business will become profitable. Further the money that we invest in providing such service could have an adverse effect on our operating results.

Expanding Our Local Telephony and Pay-TV Services Will Require Us to Expend Financial and Administrative Resources. We May Not be Able to Successfully Compete Against Hong Kong’s Existing Local Telephony and Pay-TV Providers.

     As part of our plan to expand the fixed telecommunications network services that we provide, we began offering local telephony services in April 2002 and pay-TV services in August 2003 through Hong Kong Broadband Network Limited (“HKBN”). We have limited experience in offering these services and we may experience problems with the roll-out that we do not currently anticipate. These problems could cause our expenditures to be greater than we expect, could delay the installation of the required equipment, or otherwise limit our ability to add local telephony and pay-TV subscribers. Further, we will be required to devote considerable managerial and technical resources to this roll-out in order to successfully develop competitive local telephony and pay-TV services. Allocation of financial, managerial and technical resources to develop our local telephony and pay-TV services will reduce the resources we might otherwise devote to Internet access or our other services.

     There are currently a number of local telephony providers in Hong Kong, including PCCW-HKT, New World Telecom Company Limited and Hutchison Global Communications Limited, among others, that have more experience at providing these services. We cannot be sure that our services will be able to compete effectively against the more established local telephony providers. If we are not able to successfully build market share in local telephony, our ability to generate profit from this business will be limited.

     There are currently five pay-TV operators in Hong Kong, most notably Cable TV and Now Broadband TV, that have more experience at providing these services. We cannot ensure that our services will be able to compete effectively against them. If we are not able to successfully build market share in pay-TV, our ability to generate profit from this business will be limited.

We Depend on Key Personnel and the Quality of Our Management Would be Affected by the Loss of Their Services.

     Competition for qualified employees and personnel in the telecommunications and Internet services industry is intense and there are a limited number of Chinese-speaking professionals with knowledge of and experience in these industries. Our success depends to a significant degree upon our ability to attract and retain qualified management, technical, marketing and sales personnel and upon the continued contributions of such management and personnel. We also rely extensively on the services of our executive officers, including Wong Wai Kay, Ricky, our chairman, and Cheung Chi Kin, Paul, our managing director. While we have employment agreements with members of our senior management staff, we cannot assure you that we will be able to retain their unique services.

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

     In each of the proceedings mentioned above, we are vigorously defending City Telecom against the claims. However, we cannot predict the way that an arbitrator or a court of law will view the facts in dispute nor can we predict how any such arbitrator or court would interpret substantive points of law; therefore, we cannot predict the outcome of these proceedings.

     We have more fully set forth the facts and current status of these proceedings in this annual report under the heading Item 8 “Financial Information—Legal Proceedings”.

Risks Relating to Our Technological Infrastructure

Slow System Performance Could Cause Us to Lose Internet Customers to Our Competitors.

     Our system’s performance may slow down at certain peak times, especially with respect to the transmission of multimedia content. Our ability to increase our handling capacity, and increase the network’s performance, will depend upon:

•	the successful expansion of our own local fixed network, and

•	our ability to secure more leased lines from PCCW-HKT and/or other network operators.

     We cannot be sure that we will be able to increase the performance of our Internet system. If we do not, our customers may subscribe to other Internet access services provided by our competitors.

If We Experience System Failure or Shutdown in Communications Networks, We May Not be Able to Deliver Our Services.

     Connections for our international telecommunications, local telephony, Internet and pay-TV services are carried through the circuits of local fixed network operators or privately leased lines from PCCW-HKT, international cable lines, our own switching systems and other network related infrastructure. Our provision of such services depends largely on the stability of this network, portions of which are outside of our control. The network may be vulnerable to damage or interruptions in operation due to fire, power loss, telecommunications failures, network software flaws, virus attacks, transmission cable cuts and similar events. In general, any failure of our network, our servers, or any link in the delivery chain that results in an interruption in our operations, whether from operational disruption, natural disaster or otherwise, could damage our reputation, reduce our ability to attract and retain subscribers and adversely affect our results of operations.

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

We Will be Limited in Our Ability to Expand Our Telecommunications Business Unless We Obtain Additional Network Capacity.

     Following network upgrades completed in fiscal 2003, our international telecommunications network has the capacity to handle monthly traffic of approximately 150 million minutes. Our ability to continue to increase traffic volume depends on our ability to expand the network on a timely basis, which in turn is subject to:

•	the availability of international leased lines from PCCW-HKT or other international carriers at favorable rates; and

•	the development of our own telecommunications facilities.

     If we fail to increase the capacity of our telecommunications network, our ability to increase our international telecommunications minutes, market share and revenues will be limited.

If We are Unable to Stay Ahead of Technology Trends and Evolving Industry Standards, Our Services May Become Obsolete.

     Internet businesses are characterized by rapidly changing technology and industry standards, evolving subscriber needs and the introduction of new services. The continuously changing nature of these services, and their increasingly shorter life cycles require us to continually improve our performance, services and network in order to compete successfully with the services offered by our competitors. Further, new technology or trends in the telecommunications industry, such as replacement of traditional fixed line home telephones with mobile telephones, could have an adverse effect on the services we currently offer. Changing our services in response to market demand may require the adoption of new technologies that could render many of the technologies that we are currently implementing less competitive or obsolete. To respond successfully to technological advances and emerging industry standards, we may require substantial capital expenditure and access to related or enabling technologies in order to integrate the new technology with our existing technology. We may not be successful in responding to these changes or in continuing to offer the products and services demanded by our customers.

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

Risks Relating to the Regulatory, Political and Economic Environment

Our Revenues May be Adversely Affected by Increases in Tariffs Mandated by the Chinese Government.

     China’s Ministry of Information Industry (the “MII”) and the State Development Planning Commission jointly set tariffs for all domestic and international long distance services in China using public switched telephone networks, leased lines and data services. Certain tariffs payable by us to our carrier partners were based, among other things, on the tariffs determined by these agencies with respect to the calls our subscribers make to persons in China. In October 2002, the MII substantially increased one of these tariffs, the termination rate for incoming telephone traffic from all countries and regions into China, as of November 1, 2002. To cover the increased cost for terminating traffic in China, we increased the rates we charged our customers for calls into China, which represented 65% of our international traffic for fiscal 2003. This rate increase led to an immediate drop of traffic into China. Further, our market share was adversely affected, as one of our competitors did not increase the rates it charged its customers for calls into China as a result of the increased tariff. The MII may make additional changes to termination rates and related tariffs in the future, which we would expect to affect the costs of termination and the rates we charge our customers for calls into China. We cannot predict the timing, likelihood or magnitude of this, or any other tariff adjustment generally; nor can we predict the extent or potential impact upon our business of any such future tariff increases. Such increases may lead to a decrease in traffic for calls into China, reduce our revenues and adversely affect our business and results of operations.

Our Revenues May be Adversely Affected by the Trend of Increases in Tariffs.

     Following the China termination rate increase that occurred in November 2002, Philippines-based carriers raised their inbound termination rates. Some European mobile carriers have also made such increases in recent years, and other international carriers may follow these examples by raising their inbound termination rates. The effects of such increases are somewhat hard to predict, but if we are unable to pass the increased charges onto our customers, it would have an adverse effect on our profit margins.

We Require Licenses From OFTA to Provide Our Services. If One of These Licenses is Revoked or Not Renewed, We Would be Unable to Deliver the Services Authorized by That License.

     We are able to provide international telecommunications services pursuant to a public non-exclusive telecommunications license for external telecommunications service operators issued by the Office of Telecommunications Authority (“OFTA”) on November 10, 1998. Our dial-up Internet services operate under a PNETS license for international value-added network service operators, issued by OFTA on December 7, 1993 and amended to include Internet services in 1998.

     Our subsidiary, HKBN, launched our broadband Internet service pursuant to a wireless fixed telecommunications network services license (“FTNS License”) awarded in February 2000 by OFTA. We operate our satellite base station pursuant to a fixed carrier license, valid for 15 years, that was granted by OFTA in May 2001. This license was upgraded to a cable-based External Fixed Telecommunications Services License in March 2002. HKBN’s wireless FTNS License was modified to include wireline-based fixed telecommunications network services in April 2002 by OFTA and to include external telecommunications services based on an external cable network or a non cable-based external network in May 2003. Each of these licenses is subject to OFTA’s review annually.

     OFTA’s failure to renew or its revocation of any of these licenses would have a significant adverse impact on our future growth and profitability. In addition, future changes in Hong Kong’s telecommunications and Internet regulations or policies could have an adverse impact on our operations.

PCCW-HKT May Not Refund to Us a Portion of Our Expected Refunds of Universal Services Contributions.

     Pursuant to the terms of the Statement on Universal Services Contribution — Confirmed Level for 2000 and Provisional Level on and after January 1, 2001, and Confirmed Level for 2001 and Provisional Level on or after July 1, 2003 issued by OFTA on November 30, 2002 and October 20, 2003, respectively, we are entitled to receive a provisional refund in respect of the period from January 1, 2002 to June 30, 2002 in the sum of approximately HK$16 million. However, this refund remains a provisional amount; thus, were PCCW-HKT to dispute the amount of the refund, OFTA could determine that we are only entitled to a refund of a lesser amount, or to no refund at all, which would adversely affect our financial position for fiscal 2004. For an explanation of universal services contributions, please see Item 5 “Operating and Financial Review and Prospect — Overview — Our Expenses — International Telecommunications”.

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

Fluctuations of the Hong Kong Dollar Could Adversely Affect the Value of the American Depositary Shares.

     Our outstanding shares are listed on The Stock Exchange of Hong Kong (the “SEHK”), on which shares are quoted and traded in Hong Kong dollars. Cash dividends, if any, in respect of the shares represented by the American depositary shares will be paid to the depositary in Hong Kong dollars and then converted by the depositary into U.S. dollars, subject to certain conditions. Any depreciation of the Hong Kong dollar against the U.S. dollar would, among other things, adversely affect (i) the amounts a registered holder or beneficial owner of American depositary shares will receive from the depositary in respect of dividends, (ii) the U.S. dollar value of the proceeds which a holder would receive upon sale of the shares in Hong Kong and (iii) the secondary market price of the American depositary shares.

The Majority of Our Cash Deposits are in U.S. dollars.

     Approximately 80% of our cash deposits are in U.S. dollar time deposits. The value of such deposits in relation to many currencies has dropped considerably in fiscal 2003. We cannot predict the future movements in the U.S. dollar relative to other currencies, nor can we be certain that we will be able to convert our U.S. dollars into HK dollars or other currencies at favorable rates in the future.

The State of Hong Kong’s Economy May Affect Our Profitability.

     As we are principally engaged in the provision of international telecommunications, local telephony and Internet services in Hong Kong, our financial position and the results of our operations will be affected by the conditions of the telecommunications and the Internet markets in Hong Kong, which may in turn be influenced by the general state of the Hong Kong economy. The Hong Kong economy has experienced considerable volatility during the late 1990s and from 2000 to 2003, and there can be no assurance that it will not continue to do so in the future. This could adversely affect our business operations.

There May be Political Risks Associated with Doing Business in Hong Kong.

     A significant part of our facilities and operations are currently located in Hong Kong. Hong Kong is a Special Administrative Region of the People’s Republic of China, with its own executive, judicial and legislative branches. Hong Kong enjoys a high degree of autonomy from China under the principle of “one country, two systems”; however, we can give no assurance that Hong Kong will continue to enjoy the same level of autonomy from China. Any intervention by the government of China in the affairs of Hong Kong, in breach of the “one country, two systems” principle, may adversely affect our revenues and our share prices.

You May Have Difficulty Enforcing Judgments Against Us or Our Management.

     City Telecom is incorporated in Hong Kong. All of City Telecom’s directors and executive officers and some of the experts named in this annual report live outside the United States, principally in Hong Kong. Also, all or most of City Telecom’s assets are located outside the United States. As a result, you may not be able to:

•	effect service of process upon these persons within the United States, or

•	enforce, against us or these persons within the United States, court judgments obtained in United States courts, including judgments relating to the federal securities laws of the United States.

     There is also doubt as to whether Hong Kong courts will enforce judgments of United States courts based only upon the civil liability provisions of the federal securities laws of the United States, or the securities laws of any state of the United States.

Risks Relating to the Shares and the American Depositary Shares

Our Share Price has been and May Continue to be Volatile.

     The trading price of our shares has been, and is likely to continue to be, extremely volatile. Since our offering of our American depositary shares on November 4, 1999, the closing price of our ordinary shares on the SEHK ranged from HK$0.420 to HK$8.950. Our share price and the price of the American depositary shares could be subject to wide fluctuations in response to a variety of factors, including, among others:

•	actual or anticipated variations in our operating results;

•	announcements of new services or pricing options by us or our competitors;

•	changes in financial estimates by securities analysts;

•	conditions or trends in the Internet and telecommunications industries;

•	changes in the market valuations of companies that provide Internet and telecommunications services; and

•	rumors of and announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments.

     As of January 31, 2004, we had 610,539,693 shares issued and outstanding. All of the outstanding shares are freely tradable in our primary trading market, the SEHK, and can be traded in the United States in the form of American depositary shares in compliance with the holding period, volume, and manner of sale restrictions under Rule 144 under the Securities Act of 1933, as amended. It is possible that we may issue additional shares in connection with our financing activities, acquisition activities or otherwise. Any shares that we issue will be freely tradable on the SEHK, and, depending on the circumstances of their issuance, may also be freely tradable in the U.S. public market.

ITEM 4. INFORMATION ON THE COMPANY

City Telecom’s History and Development

     City Telecom (H.K.) Ltd. was incorporated in Hong Kong on May 19, 1992 under the Companies Ordinance (Chapter 32 of the laws of Hong Kong) (the “Companies Ordinance”). Our registered office is located at 13th — 16th Floors, Trans Asia Centre, 18 Kin Hong Street, Kwai Chung, Hong Kong, telephone (852) 3145-6888. Our agent for U.S. federal securities laws purposes is CT Corporation System, 111 Eighth Avenue, New York, NY 10011.

     City Telecom provides international telecommunications and, through HKBN, international telecommunications, Internet access, pay-TV and other fixed telecommunications network services in Hong Kong. We believe that one of our most important competitive strengths has been our ability to quickly expand our service offerings when changes in regulation or technology have provided us with an opportunity to do so. Some of the major events of our history and development have been:

•	In September 1992, we began to provide international telecommunications service using the toll-free transit communication technology, later marketed under the name 888 International Calling Card Service.

•	In May 1993, we obtained a PNETS License.

•	In January 1994, we introduced a second international telecommunications service, marketed under the name 003 International Guaranteed Fax Service, using the store-and-forward transmission technology. In September 1994, we launched a third international telecommunications service, called GlobaLink International Calling Card Service.

•	In January 1997, we launched our fourth international telecommunications service, the IDD 300 Calling Service. In March of that year, to target our prospective and existing corporate subscribers, we established INC as a special business unit dedicated to providing high-quality, competitively priced international telecommunications services to corporations in Hong Kong. In June 1997, we obtained a PNETS license from OFTA for the provision of virtual private network services, catering to the needs of multinational corporations.

•	In August 1997, we completed the initial public offering of our shares, which were listed on the Stock Exchange of Hong Kong.

•	In February 1998, PCCW-HKT lost its monopoly over facsimile transmission using international simple resale. We launched our fax services using international simple resale in the same month. We launched our first Internet related service, CTIm@il, which provides email services, in March 1998. We launched our Internet business, named CTInets, in June 1998.

•	In November 1998, PCCW-HKT lost its monopoly over voice transmission using international simple resale. That same month we became the first Hong Kong company to obtain a public, non-exclusive telecommunications service license covering the provision of international telecommunications services using international simple resale.

•	In January 1999, we launched a new direct calling service for our international telecommunications operations with the access number 1666, supported by the international simple resale arrangement.

•	In July 1999, we began offering free Internet access to new subscribers.

•	In August 1999, we launched iChannel, one of the first multimedia channels on the Internet catering to Chinese Internet users globally.

•	In November 1999, we successfully completed a global offering of shares and listed our American depositary shares on the Nasdaq.

•	In February 2000, HKBN, our wholly owned subsidiary, obtained a wireless fixed telecommunications network services license from the OFTA.

•	In March 2000, KDDI Corporation, formerly known as KDD Corporation, purchased a 15% stake in HKBN, forming a strategic partnership with HKBN to develop our wireless broadband network. In the same month, HKBN launched its wireless broadband Internet access services and network in Hong Kong.

•	In May 2001, the OFTA awarded us a satellite-based fixed carrier license.

•	In January 2002, pursuant to a rights issue by HKBN, we subscribed for shares sufficient to increase our beneficial interest in HKBN to approximately 96%.

•	In March 2002, we were awarded a cable-based external FTNS license. In the same month, we bought KDDI Corporation’s remaining 4% stake in HKBN, making HKBN our wholly owned subsidiary.

•	In April 2002, HKBN became a wireline-based FTNS licensee and officially launched its fixed line local telephony services in Hong Kong.

•	In May 2002, we started operation of our Asia-Pacific Cable Network 2 (“APCN 2”) and Japan-U.S. undersea cables for international calls and broadband Internet access.

•	In June 2002, we launched a new access number “0030” under HKBN for our international telecommunications services, which offers international direct dialing at competitive calling rates.

•	In July 2002, we established a subsidiary in Guangzhou, China to provide back office customer support services.

•	In July 2003, we sold the entire issued share capital of City Telecom (Japan) Co., Ltd. to Takua Corporation; City Telecom (Japan) Co., Ltd. (now known as City Call Co., Ltd.) ceased to be related to our group of companies.

•	In August 2003, HKBN officially launched its pay-TV service.

Business Overview

     We provide international telecommunications, local telephony, Internet and pay-TV services in Hong Kong. We were incorporated in 1992, following the Hong Kong Government’s decision to introduce competition into Hong Kong’s local and international telecommunications markets. Since our incorporation, we have aggressively marketed our brand name and the services that we provide to capitalize on the growth, deregulation and profitability of the Hong Kong telecommunications market.

     We believe that we benefit from several key competitive strengths that will drive our continued growth:

•	Market position. We are one of the largest providers of international telecommunications and Internet services in Hong Kong. Our large subscriber base enables us to reduce the per-subscriber costs associated with providing our services and will enhance our ability to enter into favorable arrangements with network equipment providers and operators;

•	Innovative management team/strong research and development staff. Our management team has demonstrated its ability to quickly capitalize on developments in the Hong Kong regulatory environment which allow us to expand our service offerings. Our experienced research and development personnel provide us with the technological expertise to continually expand our product range and improve the quality and reliability of our services;

•	Metro Ethernet broadband network. Our broadband network deploys “Metro Ethernet” technology provided by Cisco Systems, and covers approximately 60% of Hong Kong’s population, including much of its most densely populated areas. This technology is highly scalable, and has allowed us to add local telephony as well as pay-TV services over our fixed telecommunications network without incurring the large capital expenditures and costs often associated with providing such services;

•	Brand name recognition. We have an established brand name that is identified with high-quality and competitively priced telecommunications and Internet services in Hong Kong; and

•	Aggressive marketing team. Our established distribution network of promoters, sales agents and retail stores, together with our own experienced sales force, enable us to reach a wide customer base;

     We believe our operating efficiency and cost controls resulted in favorable operating results in fiscal 2003, despite the competitive environment in Hong Kong’s telecommunications market. While our international telecommunications revenues declined slightly, our fixed telecommunications network service revenues increased significantly.

     In 2003, expansion of our fixed telecommunications network services business was our principal focus. By using aggressive marketing strategies, frontline telemarketing and active promotion teams, we acquired new customers for both broadband Internet access and local telephony services, particularly with residential customers. We also established a presence in the corporate sector.

     We have largely completed the development of our network infrastructure and achieved a goal set last year of extending our network coverage to 1.2 million home-passes and 550 commercial buildings. In order to further our ability to deliver comprehensive telecommunications services, we continue to expand our own fibre backbone, which connects buildings and areas currently covered by our cable system.

Revenue

     A significant majority of City Telecom’s revenue is derived from business conducted in Hong Kong. A breakdown of revenue by category of activity is as follows:

	Year ended August 31,

	2001	2002	2003

	HK$	HK$	HK$
Revenue
International telecommunications services	861,338	908,981	875,802
Fixed telecommunications network services(1)	154,262	241,219	423,107
Content and e-commerce	1,034	—	—

Total operating revenue	1,016,634	1,150,200	1,298,909

(1)	Includes internet access, local telephony services since April 2002 and pay-TV services since August 2003.

International Telecommunications Service

     We were among the first companies to be granted a PNETS license by the OFTA to provide international calling card service in Hong Kong. Since we first began providing international telecommunications services in 1992, we have greatly expanded our range of products and services. We now offer a variety of international direct dial services to our customers at competitive rates. We believe that our ability to deliver a range of services with varying features that cater to different customer needs has been one of the key factors of our success.

     We currently offer to our customers the following international telecommunications products:

Product	Description

IDD 1666.	Provides subscribers with international direct dial using the access number 1666 in Hong Kong

IDD 0030.	Provides subscribers with international direct dial using the access number 0030 in Hong Kong

888 International Calling Card	Allows cardholders to place international calls from Hong Kong and 30 other locations.

GlobaLink International Calling Card	Offers a convenient prepaid calling card to users that allows them to place international calls.

Mobile Call Forwarding Services	Allows call forwarding of HK mobile numbers so that subscribers can receive calls while overseas.

     We aggressively price and market our telecommunications products to increase our market share and build our brand name awareness as one of Hong Kong’s leading telecommunications companies. In fiscal 2002, we achieved a large increase in total international telecommunications traffic, which grew to 915.9 million minutes from 579.9 million minutes in fiscal 2001. In fiscal 2003, however, we made the strategic decision to focus more on our profitability, and therefore maintained our pricing at levels higher than the prices offered by certain of our competitors. As a result, our traffic dropped to 880.0 million minutes in fiscal 2003. Similarly, our market share grew from 20% in fiscal 2001 to 24% in fiscal 2002, but dropped slightly to 22% in fiscal 2003. At present, our long distance call rates are comparable to those quoted by the other four major local fixed network operators and other telecommunications providers for transmissions originating in Hong Kong to many destinations, such as the United States, Canada, the United Kingdom and China.

     Our international telecommunications customer base consists of a mix of residential and corporate subscribers. While we continued to focus on the residential sector in 2003, and achieved success with our IDD 0030 international calling service, we have also emphasized the development of our corporate customer services. As of August 31, 2003, our registered customer base had increased by 38% to 1,589,188 compared to August 31, 2002. The following table shows the composition of our international telecommunications subscribers over the past five years:

	As of August 31,

Type of Subscriber(1)	1999	2000	2001	2002	2003

Residential	681,705	842,000	906,388	1,056,759	1,495,229
Corporate	36,716	63,984	76,067	90,930	93,959

Total	718,421	905,984	982,455	1,147,689	1,589,188

(1)	Subscribers refer to international telecommunications customers that have submitted complete application materials to us and therefore have a valid account. Subscribers may or may not be active users of our services.

Competition

     PCCW-HKT, Hutchison Global Communications Limited, New World Telecom Company Limited, and Wharf T&T Limited are the main competitors in our international telecommunications business. As in previous years, City Telecom experienced fierce price competition in Hong Kong during fiscal 2003. This competition was particularly affected by price reductions offered by the dominant telecommunications companies. We expect this price competition to continue into fiscal year 2004. In order to maintain our market share and high traffic volume, we have significantly reduced some of our international telecommunications rates and introduced new marketing and promotional offers from time to time. However, to offset these price reductions, we have taken steps to reduce our cost base, such as using our relatively large traffic volume to negotiate lower prices from our international partners, establishing a call center in Guangzhou to provide back office supporting services, and developing our own international telecommunications infrastructure. Further, during most of 2003, we benefited significantly from increasing liberalization and price competition among leased line providers in China, which lowered the prices we pay to connect our subscribers’ calls to destinations in China. For these reasons, despite continuing price competition, we achieved a reasonable gross profit margin in our international telecommunications operations. However, recent developments in China have affected our margins for some calls. Please see the discussion in Item 3 “Key Information — Risk Factors – Risks Relating to the Regulatory, Political and Economic Environment — Our Revenues May be Adversely Affected by Increases in Tariffs Mandated by the Chinese Government”.

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

     We offer customized special discounts to corporate subscribers. In addition, we maintain a price guard program for our residential subscribers whereby, for a premium charged monthly, the monthly telecommunications fees we charge our subscribers that join the program will be the lowest among the other four major fixed network operators in Hong Kong, subject to the terms of the program. To foster loyalty among our existing subscribers and increase our subscriber base, we occasionally give out gift items and free international calling minutes for subscribers who maintain certain usage levels or refer our services to new customers.

Telecommunications Network

     Our telecommunications network currently has a monthly handling capacity of approximately 150 million minutes. We believe that the continuing improvement of our telecommunications network is important in supporting the growth in our subscriber base and the expansion of our range of services. To help us accomplish this goal, we continued to upgrade our telecommunications network in fiscal 2003 and plan to continue making further upgrades in fiscal 2004.

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

For connections to call destinations where we cannot use our undersea cables and do not have bilateral or servicing agreements or switching systems in place, we have two ways of re-routing traffic through our arrangements with overseas carriers. The overseas carriers can re-transmit calls from our switching systems in Canada or the United States. Alternatively, the overseas carrier can re-transmit calls from a country in which we have a bilateral agreement. For such calls, we pay interconnection charges to these overseas carriers.

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

     For the year ended August 31, 2003, payments to our top five local fixed network operators and overseas carriers represented approximately 77% of our total gross transmission costs.

International Telecommunications Switching Systems

     We own three international telecommunications switching systems in Hong Kong and two in Canada (one each in Vancouver and Toronto).

     Our three international telecommunications switching systems in Hong Kong handle telephone calls originating and terminating in Hong Kong. Our telecommunications network mainly consists of NortelNetworks switching equipment and compression units supplied by Cisco Systems and ECI. These systems are programmed to automatically choose the optimal routing for each transmission. Optimal routing is a function of a variety of factors, such as country or territory of origination and destination, communication quality, efficiency and costs, and the capacity of the various communication methods available.

     Furthermore, since our three international telecommunications switching systems in Hong Kong operate independently of each other, if one systems breaks down, all transmissions are immediately diverted to another switching system. We have never experienced a period where all systems experienced a failure at the same time since we commenced operations in 1992.

Monitoring

     To ensure reliability of our telecommunications network, our monitoring system involves:

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

     In April 2002, HKBN’s original wireless FTNS License was upgraded to include wire-line based fixed telecommunications network services. In May 2003, this license was further amended to include external telecommunications services based on external cable networks or non-cable based external networks. This license allows us to develop our own fibre-based backbone for our fixed telecommunications network. Generally, fibre-based backbones offer certain advantages over wireless systems, such as higher capacity, that are beneficial in areas of high population density. We therefore commenced installation of our fibre-based backbone in certain densely populated areas which we will use to supplement or replace our existing wireless/leased wireline backbone in these areas. We believe this fibre-based backbone will allow us to achieve cost savings and provide additional capacity for further growth.

     In January 2000, we were granted a letter of consent by the OFTA to construct and operate our own satellite earth station, and we were awarded a satellite-based fixed carrier license by the OFTA in May 2001. Construction of the base station started in the fourth quarter of 2000 and was completed in May 2001 at a total cost of approximately HK$7.0 million. We also entered into an agreement with COMSAT World Systems, an international satellite services company, to lease transponder space on its satellite for use in connection with the operation at our earth station. The earth station provides significant additional international transmission capacity that we now use as back-up for telecommunications and Internet traffic when our traditional transmission methods do not have adequate capacity or experience technical problems.

     Our undersea cables, our back-up satellite base station, and our fibre-based fixed telecommunications network backbone enable us to better control international transmission speed and quality, and reduce the costs associated with international transmission and our reliance on third party infrastructure.

Fixed Telecommunications Network Services

Internet Access

     Our goal is to build on our position as a leading provider of broadband Internet services in Hong Kong and increase the revenue we generate from Hong Kong’s Internet access market. We expanded our registered subscriber base to approximately 185,000 broadband subscribers as of January 31, 2004.

     We currently offer three types of Internet access service:

•	broadband Internet access;

•	56k dial-up Internet access; and

•	Internet access via Megalink / Mega-access.

Broadband Internet Access

     In February 2000, we were awarded a wireless FTNS License by OFTA to provide fixed network services in Hong Kong using wireless technologies such as local multi-point distribution systems. Following the receipt of this license, we launched our broadband Internet services in March 2000 through our subsidiary HKBN.

     We currently provide broadband Internet access to our residential and corporate customers at access speeds of up to 10 Mbps. As of January 31, 2004, our registered broadband customer base consisted of approximately 185,000 users. We are continuing to expand the coverage of our fixed telecommunications network and currently provide broadband Internet access to approximately 1.2 million home-passes, representing approximately 60% of Hong Kong’s households.

     As of January 2004, we offered a basic broadband Internet service plan to residential customers with unlimited Internet usage for a monthly fee of HK$96.

     All broadband packages offer a free e-mail service that provides up to 10 megabytes of memory. Additionally, all packages include a variety of value added services. We frequently change our promotions in response to market conditions or as a way of attracting additional subscribers.

     In addition to the residential packages described above, we have also developed broadband promotions that target corporate customers. We offer prepackaged plans that provide access at speeds up to 10 Mbps, which include on-site training, on-site maintenance support, high capacity data transfer and e-mail services. Corporate customers that subscribe to prepackaged plans pay fixed monthly subscription fees that range from HK$168 to HK$5,200.

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

     In January 2003 we began to install our own fibre-based backbone to replace the existing wireless/leased wireline-based backbone in some locations. Thus far, we have installed fibre-based backbone in areas that include approximately 200,000 home-passes. We select locations based primarily on their relative population density, as we believe that installing our own fibre-based backbone will increase our capacity to handle the high traffic volume in such locations. We intend to continue to make such replacements in locations where we deem the population density sufficiently high to make such replacements cost-effective. As an interim measure, we are currently leasing asynchronous transfer mode, or ATM, lines from PCCW-HKT, among others, in a small number of locations to provide transmission services until we complete construction of our own transmission facilities.

     We spent approximately HK$440 million in fiscal 2002 and HK$229 million in fiscal year 2003, and plan to further spend approximately HK$350 million in fiscal 2004 to upgrade our network to provide local telephony and pay-TV services, and expand our fibre-based backbone. Notably, HKBN has been able to use our growing knowledge in developing the network infrastructure to continuously decrease the per home-pass amount of equipment and expense necessary to provide broadband service, which has led to considerable savings.

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

Internet access via Megalink / Mega-access

     In addition to broadband and dial-up access, we offer our corporate users Internet access via resales of PCCW’s Megalink / Mega-access services. We offer prepackaged plans that provide access at speeds between 1.5Mbps to 6.0Mbps and, like our broadband offerings, include on-site training, on-site maintenance support, high capacity data transfer and e-mail services. Corporate customers pay a fixed monthly rate, which varies from HK$218 to HK$4,850 based on factors such as type of line, access speed, the number of users and amount of usage that we provide.

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

Local Telephony

     In April 2002, we began the installation of our local telephony services in Hong Kong. To provide local telephony service, we install IP-based voice switching equipment in locations already wired with our broadband network. Voice signals are transmitted by the voice-over-IP switches into the cable system installed in the subscriber’s building. As the capital cost for the installation of voice-over-IP switches is not significant, the scalability of our broadband network allows us to provide new services over existing infrastructure with only minimal additional capital expenditure. Currently, the cost to install the equipment needed to provide local telephony services using voice-over-IP averages approximately HK$600 per subscriber. In addition, we now install such voice switching equipment together with our new installations of broadband equipment in some buildings. We expect a full roll-out of this service to be completed by the end of 2004.

     As of January 31, 2004, we had over 182,000 local telephony lines installed. We currently charge HK$78 per month for our basic local telephone services plan, and we offer a number of value added services, including call waiting, caller display, conference call and block-the blocker services, for an additional HK$20 per month. We also began providing local telephony services to our corporate customers and had over 10,000 lines installed as of January 2004.

Research and Development Activities

     We commit considerable resources to our research and development department in order to continuously improve our products and services and improve our market position. Our research and development expenditures were approximately HK$2,971,000, HK$2,166,000 and HK$2,622,000 for the years ended August 31, 2001, 2002 and 2003 respectively.

     As of January 31, 2004, our research and development department in Hong Kong consisted of six staff members experienced in systems design, engineering, telecommunications and computer programming. It has primary responsibility for assessing new services offered by telecommunications and Internet companies in the United States and elsewhere. Where products or services are identified that we should consider offering to our subscribers, the research and development department brings these products and services to the attention of management. It may also prepare preliminary feasibility reports and perform testing and servicing functions.

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

Sales & Marketing

     Our primary marketing goal is to further City Telecom’s brand name as one of Hong Kong’s leading telecommunications companies, and build HKBN’s brand name as a leading Internet and pay-TV company. Because there is limited variation in the prices charged by our competitors, we believe that brand identity is one of the primary drivers of our continued growth in subscribers and revenues. We believe that we have been successful in building a strong corporate image in Hong Kong as a direct result of the efforts we have made and continue to make to advertise and promote City Telecom and HKBN. We advertise our products and services through our “on-the-street” marketing force, door-to-door marketing team, telemarketing and direct mailing, as well as through television, radio, Chinese language print media and on the Internet.

     For the years ended August 31, 2001, 2002 and 2003, our marketing expenses amounted to approximately HK$86,574,000, HK$168,441,000 and HK$182,471,000 respectively, representing approximately 8.5%, 15% and 14% of our total revenue, respectively. The majority of our marketing activity in fiscal 2003 was directed at promoting our local telephony services.

     We have developed an extensive sales network in Hong Kong. Our senior marketing personnel closely oversee our sales network to ensure that a consistent image is presented by all of the sales representatives we use to promote City Telecom and HKBN. Our residential sales force for selling our international telecommunications services and Internet services consists of:

•	380 commission-based agents responsible for on-the-street and door-to-door sales;

•	780 full-time telemarketing staff; and

•	180 contract telemarketing staff.

     We have developed a wide range of promotions which award various technology products and free trial periods to newly registered customers who sign on to a service contract of up to 24 months. We have also greatly benefited from our use of “on-the-street” and door-to-door sales agents who meet Hong Kong residents in popular outdoor shopping areas and residential areas and encourage them to sign up with us.

     INC, the division of our company responsible for corporate customers, coordinates our corporate marketing and sales efforts. We believe INC has one of the largest sales forces targeted at corporate users of telecommunications and Internet services in Hong Kong. Our INC division has a staff of 340 persons who design marketing and sales promotions specifically tailored to address the concerns of business users. It also organizes seminars for current and prospective customers to promote new products and services and to raise awareness of our various corporate offerings.

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

     We further expanded the Guangzhou customer service facility in fiscal year 2003, which now has approximately 1,700 employees.

Billing and Collection

     Our account collection department is responsible for securing prompt payment from subscribers. Invoices are issued on a monthly basis and payments are usually due within 15 days of the issue date of the invoice for residential subscribers and 21 days for corporate subscribers. All payments from our subscribers are denominated in Hong Kong dollars and are made by way of cash, cheque, credit card, payment by telephone service, automatic transfer from subscribers’ bank accounts or through Internet banking. As a result of our tight credit control policy, our bad debts represented approximately 1% of our revenue for each of the three years ended August 31, 2001, 2002 and 2003.

     When an account becomes past due, we send a reminder notice together with the next month’s invoice to the customers, usually within 15 days after the due date. The notice states the overdue amount and informs the customer that we charge a late payment fee of 1.5% per month on the outstanding overdue amount. For residential subscribers, we have the right to charge the outstanding overdue amount to the subscriber’s pre-registered credit card account or, if applicable, deduct the outstanding overdue amount from the subscriber’s application deposit. Open accounts are maintained for most of the corporate subscribers without pre-registered credit card accounts or deposits.

     For residential and corporate subscribers, if an overdue IDD account is not settled within 45 days and 60 days after the due date, respectively, we terminate the subscriber’s account. For broadband Internet access services and local telephony services, we generally allow a 90 day period before terminating the account, due to the minimal incremental cost to us of providing such services. If payment is still not settled after we terminate the account, we determine what recovery actions to take, which may include court proceedings and/or the use of collection agencies.

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

Regulatory Environment

     Under the Telecommunications Ordinance (Chapter 106 of the Laws of Hong Kong) (the “Ordinance”), it is an offence to establish or maintain a means of telecommunications (including the ownership or leasing of facilities that may be used for the provision of telecommunications services) without an appropriate license issued by the Chief Executive in Council or OFTA headed by the Director of Telecommunications. OFTA administers the Ordinance and regulates all forms of telecommunications.

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

Licensing — Current Regime

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

     At the time of writing, OFTA has issued FTNS or Fixed Carrier licenses for operators providing wireline-based fixed telecommunications network services (for example, HKBN’s license has been modified from a local wireless FTNS license on April 16, 2002 to include the operation of local wireline-based FTNS as from January 1, 2003; and a brand new license was issued on January 20, 2003 to CM Tel (HK) Limited after the full liberalization of the fixed telecommunications market as of January 1, 2003), licenses for operators providing satellite-based and cable-based external telecoms services; and licenses for operators providing both local wireless FTNS services and external telecommunications services. Both the HKBN license and the CM (HK) Limited license were amended in 2003 to also allow for the provision of external telecommunications services. Amendments were also made to clarify that certain General Conditions do not apply to either HKBN or CM (HK) Limited, since neither is considered to be in a dominant position with respect to any market for telecommunications services.

     The PNETS Licenses continue to cover service-based operators.

     In terms of Class Licenses, so far OFTA has created two Class Licenses, namely Class License for In-Building Telecommunications Systems and Class License for the Provision of Public Wireless Local Area Network Services.

Competition and Consumer Protection Provisions

     As noted above, there were significant amendments made to the Ordinance by the Amendment Ordinance in 2000. The most important component of the Amendment Ordinance was the introduction of competition provisions (some of which had previously appeared in FTNS and PNETS license conditions) into the Ordinance itself. Some of the key changes included the following:

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

     In May 2003, OFTA introduced Guidelines in relation to Misleading or Deceptive Conduct in Hong Kong Telecommunications Markets (the “Guidelines”). The objective of the Guidelines is to provide practical guidance on the application of Section 7M, introduced by the Amendment Ordinance, which relates to the enforcement of the prohibition on misleading or deceptive conduct in the telecommunications sector.

Domestic Facilities and Services

     Prior to July 1995, one of PCCW-HKT’s wholly owned subsidiaries was the exclusive provider of domestic fixed wire-line telecommunications network services in Hong Kong under an exclusive franchise granted to it under the Ordinance. On July 1, 1995, the Hong Kong Government introduced limited competition in these services by granting three new FTNS Licenses to each of Hutchison Global Crossing Limited (“Hutchison”), New T&T Hong Kong Limited (now known as Wharf T&T Limited) (“New T&T”) and New World Telephone Company Limited (“New World”), which allowed them to provide and operate these services. The Hong Kong Government also agreed to a three-year moratorium on the granting of additional Wire-line Based Local FTNS Licenses.

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

     This liberalization in the external telecommunications market has seen a number of new entrants into the market. At the time of writing, there were four Satellite Based External FTNS licensees and seventeen Cable-Based External FTNS licensees. The local wireless FTNS license obtained by CM Tel (HK) Limited was modified on October 9, 2003 to include the operation of local wireline-based FTNS as from January 1, 2003. The local wireline-based FTNS license held by HKBN as of January 1, 2003, was modified on May 22, 2003 to include the operation of external FTNS.

Full Liberalization of the Fixed Telecommunications Services Market

     Full liberalization of the local FTNS market occurred as of January 1, 2003. In summary, the key implementation details are as follows:

•	From January 1, 2003, the local and external FTNS market have been fully liberalized and there are no pre-set limit for the number of fixed carrier licenses for the operation of local wire-line-based fixed networks as well as other forms of FTNS and EFTNS.

•	as of January 1, 2003, OFTA has been allowing parties that have purchased Indefeasible Rights of Use of submarine or land cables to apply for and obtain EFTNS licenses. Operators holding EFTNS licenses may apply for modifications of their licenses to extend their scope of services to operate their own back-haul services from the cable station to the local point of presence facility;

•	there are no rollout or capital expenditure commitments required from licensees that are licensed to operate from January 1, 2003 of local wire-line based fixed networks and/or external facilities.

•	in order to maintain equal treatment between new and existing operators in respect of performance commitments, all performance commitments of existing local and external operators that are due on or after January 1, 2003 as initially committed to in the licenses granted have been waived;

•	OFTA will not grant any fixed carrier licenses to operate local wire-line based fixed networks to applicants who intend to rely primarily on the interconnection with, and access to, the infrastructure of other operators or fixed carrier licensees to roll out their networks or provide their services;

•	newly licensed local wire-line-based fixed network operators obtain, on a case-by-case basis and subject to certain conditions, rights for access to buildings and road opening under section 14(1) of the Ordinance; and

•	local wireless FTNS and external FTNS operators are entitled to apply for the extension of the scope of services under their existing licenses to operate local wire-line based fixed networks and other forms of fixed telecommunications network services.

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

     During the mid 1990s, we were initially issued with three PNETS Licenses including a license to provide calling card services (“CCS License”), a license to provide international simple resale services for facsimile and data services (“ISR License”) and a license to provide virtual private network services (“VPN License”). We also have an International Value-Added Network Services License (“IVANS License”) allowing us to provide international value-added network services, including acting as an Internet Service Provider. Each of these licenses was originally issued for a period of 12 months, renewable on the payment of a prescribed fee at the discretion of OFTA.

     In 1998 we were issued an external telecommunications services PNETS license (“ETS License”), replacing the CCS, ISR and VPN Licenses. The ETS License allowed us to continue providing CCS, ISR and VPN services along with a number of other international telecommunications services. From January 1, 1999, licensees for the provision of external telecommunications services under a PNETS License were allowed to provide external telecommunications services over the external facilities of PCCW-HKT and, since January 1, 2000, over the facilities of licensed external facilities providers.

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

     Additionally, as a provider of external telecommunications services, we are required to pay the universal services contribution (“USC”) to PCCW-HKT, at such a level as may be determined by OFTA from time to time. On November 30, 2002, OFTA issued a statement (the “November 2002 Statement”) on the USC that confirmed the actual USC payable by USC contributing parties for the calendar year 2000. As a result of the November 2002 Statement, City Telecom received a refund of USC paid for the period from January 1, 2000 to December 31, 2000 of approximately HK$41 million. In March 2003, City Telecom also received in advance a sum of approximately HK$56 million from PCCW-HKT as the estimated refund of USC paid for the period from January 1, 2001 to June 30, 2002 on a provisional basis (the “Provisional Refund”). On October 20, 2003, OFTA issued another statement in relation to USC, confirming the USC level for 2001 and Provisional level after July 1, 2003. The USC level for 2001 was determined by OFTA to be lower than the provisional USC for 2001 that was previously anticipated by OFTA. Following the issue of the OFTA’s Statement in October 2003, PCCW-HKT was requested to provide an additional refund to the USC contributing parties for the 2001 calendar year. We are therefore entitled to an additional refund from PCCW-HKT of approximately HK$3 million for the 2001 calendar year and such sum was received at the end of 2003. Approximately HK$16 million of the Provisional Refund received by City Telecom is still subject to confirmation by OFTA, since this portion is the provisional refund of USC for the period from January 1, 2002 to June 30, 2002. As an Internet service provider, we are also required to collect the PNETS charge from our dial-up Internet access subscribers on behalf of local fixed-line network operators.

Current Issues in Hong Kong Telecommunications Regulation

     In recent years OFTA has introduced various measures as part of its deregulation of the Hong Kong Telecommunications market. The most important changes have included the full liberalization of the local FTNS market and the introduction of general competition provisions in the Ordinance.

     As part of this ongoing process, OFTA is looking to introduce new measures to deal with the new telecommunications marketplace in Hong Kong. The most important issues on OFTA’s agenda for 2003/2004 include:

•	review of the long-term development of Type II interconnection policy;

•	regulation of mergers and acquisitions in the telecommunications industry (see discussion below of the Telecommunications (Amendment) Ordinance 2003;

•	review of licensing of mobile services on the expiry of existing 2G licenses; and

•	review of the principles and costing methodology of the local access charge.

Telecommunications (Amendment) Ordinance 2003

     After a legislative history of more than two years, the Telecommunications (Amendment) Ordinance 2003 (the “2003 Amendment”) was approved by the Legislative Council on July 9, 2003. The 2003 Amendment was passed on July 18, 2003 and is yet to come into force at a later date when the Guidelines on Mergers and Acquisitions, drafted by OFTA, are finalized. The 2003 Amendment provides a legislative framework for the regulation of merger and acquisition activities for the telecommunications sector in Hong Kong. Under the 2003 Amendment, OFTA may direct a carrier licensee to take such actions as OFTA considers necessary to eliminate any anti-competitive effect where OFTA determines that a change in the ownership or control over a carrier licensee has, or is likely to have, the effect of substantially lessening the competition in a telecommunications market.

     Alternatively, a carrier licensee may also seek the prior consent of OFTA on a voluntary basis to the proposed change in ownership or control. The regulatory regime establishes an ex post facto regime, whereby regulatory control will be exercised by OFTA after a merger and acquisition has been completed.

     The key features of the 2003 Amendment are as follows:

•	Where OFTA is of the opinion that a change in relation to a carrier licensee has occurred, OFTA has the power to investigate and act.

•	A change in relation to a licensee occurs when:

(i) Material influence — a person, or a person and its associates, becomes the beneficial owner(s) of more than 15% of the voting shares in a carrier licensee (N.B. an exception exists for a person who concurrently holds not more than 5% ownership or voting control in another carrier licensee).

(ii) Effective Control — a person, or a person and its associates, becomes the beneficial owner or voting controller of more than 30% of the voting shares in a carrier licensee.

(iii) Majority Control — a person or a person and its associates becomes the beneficial owner or voting controller of more than 50% of the voting shares in a carrier licensee or acquires the power (including by the acquisition of voting shares), by virtue of any powers conferred by the memorandum or articles of association or other instrument regulating the licensee or any other corporation or otherwise, to ensure that the affairs of the licensee are conducted in accordance with the wishes of that person.

•	OFTA’s powers under the 2003 Amendment include the power to order the complete or partial divestiture of the respective parties’ interests in the merged entity. Failure to take action would constitute a breach of the relevant provisions of the Telecommunications Ordinance and could trigger any of the sanctions available under the Telecommunications Ordinance (including further directions, financial penalties, suspension or cancellation of licenses) could then be imposed upon the carrier licensee.

•	Alternatively, prior to a proposed change in ownership or control, a carrier licensee may on a voluntary basis seek the consent of OFTA to the proposed change. This will give a choice to the carrier licensees whether to seek prior consent or not, taking into account the risk of being penalized subsequently if the activity is found to be anti-competitive. OFTA has the power to grant consent, refuse consent, or grant conditional consent.

•	Any decision made or direction issued by OFTA under the merger and acquisition provisions is subject to appeal to the Telecommunications (Competition Provisions) Appeal Board.

•	A “public benefits” counterbalancing criteria has been introduced. What this means is that even where the M&A transaction may be found by OFTA to substantially lessen competition, it may still get the approval of OFTA if there is a public benefit that outweighs any detriment caused by a reduction in competition.

     Before the 2003 Amendment can come into force, OFTA is required to formulate a set of criteria on the matters it will consider in determining whether a change or proposed change has, or is likely to have, an anti-competitive effect and issue guidelines in this respect.

     OFTA released a Consultation Paper on August 4, 2003 containing the Draft Merger Guidelines for the Hong Kong Telecommunications Market. The purpose of the Guidelines is clarify the issues that OFTA will take into account when considering mergers and acquisitions under section 7P of the 2003 Amendment.

     Submissions have been made on the Guidelines by several major carriers as well as the Consumer Counsel and the Law Society. A further draft of the Guidelines was issued on December 23, 2003. The consultation period for this second consultation paper ends on February 3, 2004. One of the major changes in this second draft is that mergers which result in the top four mobile or fixed line operators controlling more than 75% of the market would invite regulatory intervention.

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

Organizational Structure

     The following chart sets forth our principal subsidiaries (as of January 31, 2004):

(1)	The company only registered its Chinese name, the English name is an unregistered translation.

     The jurisdiction of incorporation and our ownership percentage of these subsidiaries as of January 31, 2004 was as follows:

		Percentage of
	Jurisdiction of	Interest held by
Name	Incorporation	City Telecom (%)

963673 Ontario Limited	Canada	100
Attitude Holdings Limited	British Virgin Islands	100
Automedia Holdings Limited	British Virgin Islands	100
City Telecom (B.C.) Inc.	Canada	100
City Telecom (Canada) Inc.	Canada	100
City Telecom Inc.	Canada	100
City Telecom International Limited	British Virgin Islands	100
Golden Trinity Holdings Limited	British Virgin Islands	100
Credibility Holdings Limited	British Virgin Islands	100
Hong Kong Broadband Network Limited	Hong Kong	100
CTI Marketing Company Limited	Hong Kong	100
CTI Guangzhou Customer Services Co. Limited(1)	PRC	100
IDD1600 Company Limited (formerly Seabright Associates Limited)	Hong Kong	100

(1)	The company only registered its Chinese name, the English name is an unregistered translation.

Property, Plants and Equipment

     We own three switching systems in Hong Kong and two in Canada (one each in Vancouver and Toronto). In October 2002, we closed our switching system in Buffalo, New York in the United States, and in July 2003, we disposed of our switching system in Tokyo, Japan.

     In addition, we lease a retail shop and switching center and own a customer service center in Hong Kong. Moreover, HKBN, our wholly owned subsidiary, owns a 125,000 square foot office and switching center in Kwai Chung, Hong Kong.

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

     City Telecom provides international telecommunications, local telephony and Internet services in Hong Kong. We were incorporated in May 1992, following the Hong Kong Government’s decision to introduce competition into Hong Kong’s local and international telecommunications markets, and we began offering international telecommunications services in September 1992. We incorporated HKBN in Hong Kong in August 1999 and launched our broadband Internet access network and services in March 2000. In addition, we began to provide local telephony services using our fixed telecommunications network in April 2002. Moreover, we launched our pay-TV services via our fixed telecommunications network in August 2003.

     In addition to our operations in Hong Kong, we also provide international telecommunications services in Japan and Canada. In Japan, these services were provided through City Telecom (Japan) Co. Ltd. We established this company in February 1997 to compete in the Japanese international telecommunications market. However, our operations in Japan were discontinued following the disposal of our Japanese subsidiary in July 2003.

     We own all of the share capital of two telecommunications companies in Canada, City Telecom Inc. and City Telecom (B.C.) Inc., through a wholly owned subsidiary. We acquired our interests in these companies in December 1998 as part of our efforts to increase our market share of the telecommunications traffic between Canada and Hong Kong.

     Our consolidated financial statements reflect the consolidated results of operations and financial position of these subsidiary companies from the date of their formation or acquisition by City Telecom. However, as of August 31, 2003, none of these subsidiary companies located outside of Hong Kong has made a material contribution to our revenues or expenses.

Our international telecommunications operations

     From September 1992 until December 1998, we relied on the circuits of local network operators, PCCW-HKT and other overseas carriers to transmit our international calls. This type of international telecommunications service is commonly referred to as callback. A change to Hong Kong telecommunications regulations that took effect in January 1999 allowed us to obtain a license to use international simple resale to transmit international calls. We have since acquired the exclusive use of several leased international transmission circuits for direct transmission of international calls between our switches in Hong Kong and switches in other countries. International simple resale has had a positive effect on our international telecommunications revenues and profits. Additionally, in part due to use of the APCN 2 undersea cable, the quality of the service we provide has improved and our transmission costs have decreased.

     Until fiscal 2003, our international traffic volume had increased each year since we began providing international telecommunications services. In 2003, we were faced with significant competitive pressures from both new market entrants and existing players that have adopted aggressive pricing strategies, which created huge downward pressure on the tariff rate in the marketplace. In the interest of improving our profitability, we made the strategic decision to maintain our average tariff for the year at a level comparable to that of fiscal 2002. As a result, traffic handled by us decreased by approximately 3% from 916 million minutes to 888 million minutes. However, our profits and profit margins in the international telecommunications business increased in 2003 versus 2002. In terms of traffic routes, China is still the single largest contributor to our international telecommunications revenues and accounted for 65% of our total traffic in fiscal 2003. The second and third most popular routes remained the United States and Canada.

     We have continued to increase the percentage of corporate customers among our international telecommunications subscribers. Because our corporate customers generally use greater volumes of our services than residential customers, our corporate customers generate higher revenues per subscriber than residential customers. We intend to continue to market aggressively our international telecommunications services to corporate customers in fiscal 2004. We further intend to continue to solidify our market position by offering competitive tariffs and expect to enjoy continuous cost reductions brought about by the ongoing liberalization of the international telecommunications market.

Our fixed telecommunications network operations

     The wireless fixed telecommunications network services license that HKBN obtained from OFTA in February 2000 provided HKBN with the authority to begin installation of the wireless network that we use to provide broadband Internet access services. In addition, to enable HKBN to provide fixed telecommunications network services using wire-line technology in addition to the wireless technology that it used to employ, we applied with OFTA for a wireline-based FTNS license. HKBN was upgraded as a wireline-based FTNS licensee in April 2002. This upgrade allows us to develop our own fibre-based backbone to supplement the existing wireless/leased wireline based backbone in densely populated areas to achieve cost savings and provide additional capacity for further growth.

     During fiscal 2003, we devoted considerable resources to marketing our fixed line and Internet access services. As a result, our revenues from fixed telecommunications network services grew by 75% compared to fiscal 2002. Telephony service was a key focus of our marketing efforts and our number of registered local telephony lines reached 180,000 in fiscal 2003. Our customers are widely distributed across the territory, although we devote most of our marketing efforts to adding subscribers in Hong Kong’s more densely populated residential areas.

Our Expenses

     International telecommunications. The expenses we incur for our international telecommunications business consists of costs related to transmission, or cost of services, and other expenses. Our cost of services currently comprises four components:

•	Universal Services Contribution (“USC”). PCCW-HKT has a universal service obligation to provide basic telephone service to any individual or entity that requests it. To compensate PCCW-HKT for the expenses of this obligation, all incoming and outgoing international calls in Hong Kong are charged a per-minute fee payable to PCCW-HKT. OFTA periodically adjusts the amount of this fee, which is commonly referred to as the USC, and our average rate has declined over the past several years. The provisional USC was approximately HK$1.3 cents per minute as of August 31, 2003.

•	Local Access Charges. In addition to USC charges, we pay to the network carriers whose local loop facilities we use to transmit calls to and from our customers’ sites a local access charge (“LAC”). Our LACs are calculated on a per-minute basis and vary among the different network carriers that we use to transmit our calls.

•	Charges for our international leased lines. We lease international transmission circuits from PCCW-HKT and other international carriers between Hong Kong and a number of countries. We use these circuits to carry our international traffic to and from such countries. We make fixed monthly lease payments to PCCW-HKT and the other international carriers in connection with these circuits.

•	Termination charges. When our subscribers’ calls arrive at the destination countries, they are transferred to a local network services operator who delivers the calls to their final destination. We pay these local network operators per-minute fees for each call delivered through their networks to the end destination. For calls placed by our subscribers to countries in which we do not have a bilateral or servicing agreement or our own switching system, we also pay these carriers to transmit our calls from our switching facilities in Hong Kong to those countries. Of the four components that comprise our international telecommunications expenses, termination charges represent the largest component.

     In fiscal 2003, we made significant progress on our plan to reduce our reliance on transmission facilities owned by third parties and lower our cost of services. Specifically, we began to capitalize on the two contracts that we had entered into with large consortia of international telecommunications companies to acquire undersea cable capacity. Through the first contract, we invested in the Japan-U.S. undersea cable, which was completed in August 2001. Pursuant to the second contract, we agreed to jointly construct and maintain the Asia-Pacific Cable Network 2 undersea cable as an international transmission facility, which commenced operation in May 2002. We spent a total of HK$120 million on these projects. We believe the utilization of these undersea cables provides sufficient international capacity for significant growth of our international call and broadband Internet services.

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

     Fixed Telecommunications Network Services. To provide Internet access, local telephony and pay-TV services, we incur transmission costs and line rental charges, which we currently pay to PCCW-HKT and other local fixed telecommunications network operators, with respect to the fixed lines that carry the data between the subscriber’s premises, our broadband network hub sites and our switching centers in Hong Kong. We also incur expenses in connection with the leased lines that carry the data from our switching centers to overseas destinations. However, as we continue to develop our local fixed network, we reduce our reliance on transmission capacity leased from other local fixed network operators to provide Internet access services. As of January 31, 2004, our expanded in-building block-wiring network covered 3,000 residential buildings, with approximately 1.2 million homes passed, and approximately 550 commercial buildings.

     We continue to incur significant operating costs related to our efforts to promote our broadband Internet access and local telephony services. During the year ended August 31, 2003, we spent approximately 24% of our fixed telecommunications network services revenues on sales and marketing.

     We expect to incur additional promotional expenses in 2004, particularly as we begin to more extensively market our pay-TV service.

     Other operating costs related to our fixed telecommunications network services include salaries and related costs, office, general and administrative costs and depreciation. Our salaries and related costs include those employees working on our Internet access service businesses, particularly those involved in the roll-out of our broadband Internet service and the local fixed network.

     We made capital expenditures of approximately HK$229 million in connection with our fixed telecommunications network services, primarily for ongoing broadband network construction, during fiscal 2003.

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

Results of Operations

     The following table sets forth, for the years indicated, our results of operations.

	Year Ended August 31,

	2001	2002	2003

	(HK$ in thousands)
Statement of Income Data:
Revenues
International telecommunications	861,338	908,981	875,802
Fixed telecommunications network services	154,262	241,219	423,107
Content and e-commerce — Internet Advertising — see segment note	1,034	—	—

Total operating revenue	1,016,634	1,150,200	1,298,909
Cost of Services	(584,352)	(457,963)	(322,753)

Gross Profit	432,282	692,237	976,156
Operating expenses:
Salaries and related costs	(149,237)	(196,158)	(220,350)
Sales and marketing expenses	(86,574)	(168,441)	(182,471)
Office, general and administrative expenses	(86,814)	(99,478)	(109,335)
Depreciation	(82,847)	(128,290)	(174,955)
Provision for doubtful accounts receivable	(9,663)	(10,277)	(17,685)

Total operating expenses	(415,135)	(602,644)	(704,796)

Income from operations	17,147	89,593	271,360
Bank interest income	35,438	10,870	3,163
Interest expense	(4,542)	(3,504)	(601)
Loss on disposal of a subsidiary	—	—	(2,695)
Other income, net	10,935	502	4,373

Income before taxation	58,978	97,461	275,600
Provision for income taxes	(18,775)	(14,566)	(17,778)

Income after taxation	40,203	82,895	257,822
Minority interest	13,724	8,234	—

Net income	53,927	91,129	257,822

Year Ended August 31, 2003 Compared to Year Ended August 31, 2002

     Revenue. In fiscal 2003, our total revenue grow by 13% from HK$1,150.2 million to HK$1,298.9 million, spurred by a significant growth of our fixed telecommunications network services and despite a slight revenue drop in our international telecommunications services.

     Faced with new market entrants and existing players who adopted aggressive pricing strategies, we made the strategic decision to maintain pricing with respect to international telecommunications services at a level approximately equal to our pricing in fiscal 2002 with the objective to improve our profitability. This affected our turnover slightly as sales slipped 4% from HK$909.0 million in fiscal 2002 to HK$875.8 million in fiscal 2003.

     Fixed telecommunications network services recorded significant revenue growth, and these businesses continued to increase their strategic importance to our operations. Revenue increased from HK$241.2 million in fiscal 2002 to HK$423.1 million in fiscal 2003, representing 75% growth. Growth in our broadband Internet access service revenues has stabilized somewhat following rapid growth in previous years. Despite intense market competition with many operators competing on price, our broadband customer base still increased throughout fiscal 2003. Revenue generated by broadband access services was HK$330.5 million in fiscal 2003 compared to HK$239.2 million in fiscal 2002, representing 38% growth. Our local telephony services recorded significant growth as a result of our strong marketing efforts and strong brand recognition. In fiscal 2003, our local telephony services generated revenues of HK$92.6 million, compared to HK$2.0 million for six months’ operations in fiscal 2002.

     We launched pay-TV services in August 2003, but these services did not generate revenues in fiscal 2003.

     Cost of Services. Cost of services decreased by 30% from HK$458.0 million during fiscal 2002 to HK$322.8 million during fiscal 2003. Both our international telecommunications services and our fixed telecommunications network services contributed to our cost savings in fiscal 2003.

     Cost of services for our international telecommunications operations decreased by 40% from HK$407.2 million in 2002 to HK$245.9 million in 2003. This was principally due to our receipt from PCCW-HKT of a refund of HK$84.1 million in USC fees in relation to previous years (please see the discussion in Item 3 “Key information — Risk factors — risk relating to the regulatory, political and economic environment — PCCW-HKT may not refund to us a portion of our expected refunds of USC” and in Item 5 “Operating and financial review and prospects — Critical Accounting Policies — critical accounting estimate” below) as well as our continuing efforts to reduce our international telecommunications costs. While we expect to receive an additional refund of HK$16 million in fiscal 2004, we may not receive such refunds in future periods. The average IDD cost excluding the USC refund per minute dropped by 16% compared to fiscal 2002. The expenses incurred for our international telecommunications operations were 76% of the total cost of services in fiscal 2003, compared with 89% in fiscal 2002.

     Cost of services for our fixed telecommunications network services increased by 51% from HK$50.8 million in fiscal 2002 to HK$76.9 million in fiscal 2003, and represented 24% of the total cost of services. By utilizing our own fixed network we were able to add subscribers and grow revenues cost effectively, and our increase in cost was much lower than the increase in revenue.

     Gross Profit. Our gross profit increased by 41% from HK$692.2 million during fiscal 2002 to HK$976.2 million during fiscal 2003. This increase resulted from:

•	significantly higher revenue from the more profitable fixed telecommunications network services;

•	cost effectiveness achieved from sharing the existing IP network among the different revenue streams of our fixed telecommunications network services;

•	continuing favorable traffic cost obtained by leveraging our high IDD traffic volume; and

•	the HK$84.1 million USC refund.

     Operating Expenses. Our operating expenses increased by 17% from HK$602.6 million during fiscal 2002 to HK$704.8 million during fiscal 2003. The charge was due in large part to increased depreciation expenses, as well as increased salaries and sales and marketing expenses.

     Salaries and related costs. Salaries and related costs increased by 12% to HK$220.4 million during fiscal 2003 from HK$196.2 million during fiscal 2002. A large component of this increase was attributable to the expansion of our fixed telecommunications network operations. Most of the additional staff we added during fiscal 2003 were customer service and installation employees, which corresponded with our expanding local telephony customer base. Our total number of employees increased from 1,820 as of August 31, 2002 to 2,700 as of August 31, 2003, of which 1,400 were located in Guangzhou, while 1,300 were located in Hong Kong. During fiscal 2003, we spent HK$2.6 million for research and development, compared to HK$2.2 million during fiscal 2002.

     Sales and marketing expenses. Sales and marketing expenses increased by 8%, from HK$168.4 million during fiscal 2002 to HK$182.5 million during fiscal 2003. This increase was due to additional sales and marketing investments to achieve the continuing expansion of our fixed telecommunications network services customer base. We believe this investment in customer acquisition will increase our revenues in the following fiscal years. We focused our marketing activities on direct customer sales, including door-to-door sales, “on-the-street” promoters and telemarketing. Most of these expenses were due to sales commissions that are directly related to our revenue growth.

     Office, general and administrative expenses. Office, general and administrative expenses, excluding depreciation, increased by 10% from HK$99.5 million in fiscal 2002 to HK$109.3 million in fiscal 2003. This increase was due to the ongoing expansion of our operations.

     Depreciation. Depreciation expenses increased by 36%, from HK128.3 million in fiscal 2002 to HK$175.0 million in fiscal 2003. Although depreciation expense relating to our international telecommunications business remained relatively stable at HK$34.3 million in fiscal 2003, compared to HK$33.0 million in fiscal 2002, the roll-out of our fixed telecommunications network caused a 48% increase in depreciation expenses in that segment of our business, from HK$95.3 million during fiscal 2002 to HK$140.7 million during fiscal 2003.

     Provision for doubtful accounts receivable. Provision for doubtful accounts receivable increased by 72% from HK$10.3 million in fiscal 2002 to HK$17.7 million in fiscal 2003. This was primarily due to increased subscribers for our fixed telecommunications network businesses.

     Income from Operations. Operating profit was HK$271.4 million in fiscal 2003, compared to HK$89.6 million in fiscal 2002, representing an increase of 203%. Operating profit from international telecommunications operations increased by 54%, from HK$216.3 million in fiscal 2002 to HK$335.7 million in fiscal 2003. Our fixed telecommunications network services recorded a reduction of operating loss, from HK$126.7 million in fiscal 2002 to HK$64.3 million in fiscal 2003. This loss was due to continued costs associated with acquiring new local telephony subscribers and a large amount of depreciation expenses related to capital expenditures on our local fixed telecommunications network.

     Interest Income and Expense. Our interest income was HK$3.2 million in fiscal 2003 compared to HK$10.9 million in fiscal 2002. Interest income was less than in fiscal 2002 due to lower interest rates. We derive interest income from our deposit of surplus capital in interest-bearing accounts at commercial banks. Interest expense was HK$0.6 million for fiscal 2003.

     Loss on Disposal of a Subsidiary. Loss on disposal of a subsidiary was HK$2.7 million in fiscal 2003, which resulted from the disposal of our Japanese subsidiary, City Telecom (Japan) Co., Ltd.

     Other Income and Expense (net). Our other income and expense (net) was HK$4.4 million in fiscal 2003 compared to HK$1.0 million in 2002.

     Provision for Income Taxes. Provision for income taxes was HK$17.8 million for fiscal 2003 compared to HK$14.6 million during fiscal 2002. Provision for income tax is based on our estimated assessable profit during each period. Our effective rate decreased from 15% in fiscal 2002 to 6% in fiscal 2003 as a result of the utilization of tax losses brought forward from our fixed telecommunications network services to offset the taxes associated with profit generated from our international telecommunications services in this year.

     Minority Interest. In fiscal 2003, we had no minority interest as compared with HK$8.2 million in fiscal 2002, which was due to the acquisition of the remaining interest in HKBN from KDDI in fiscal 2002.

     Net Income. For the foregoing reasons, our net income increased by 183% from HK$91.1 million in fiscal 2002 to HK$257.8 million in fiscal 2003.

Year Ended August 31, 2002 Compared to Year Ended August 31, 2001

     Revenue. During fiscal 2002, we continued to experience substantial growth in our international telecommunications business while also significantly increasing revenues from our fixed telecommunications network services. Total revenue increased by 13% from HK$1,016.6 million during fiscal 2001 to HK$1,150.2 million during fiscal 2002. International telecommunications services experienced a 58% increase in traffic volume, from 579.9 minutes in 2001 to 915.9 million minutes in 2002. However, this increase in volume was off set by a decrease of 30% in the average tariff charged. As a result, international telecommunications revenues increased by only 6% from HK$861.3 million in fiscal 2001 to HK$908.9 million in fiscal 2002.

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

     Operating Expenses. Our operating expenses increased by 45% from HK$415.1 million to HK$602.6 million during fiscal 2002. The charge was due in large part to increased sales and marketing expenses, as well as increased salaries and depreciation expenses.

     Salaries and related costs. Salaries and related costs increased by 31% to HK$196.2 million during fiscal 2002 from HK$149.2 million during fiscal 2001. A large component of this increase was attributable to the expansion of our fixed telecommunications network operations. Most of the additional staff we added during fiscal 2002 were customer service and customer installation employees that corresponded with our expanding broadband customer base. Our total number of employees increased from 851 as of August 31, 2001 to 1,820 as of August 31, 2002. Of the increase, 500 were hired to work at our newly established call center in Guangzhou. During fiscal 2002, we spent HK$2.2 million for research and development compared to HK$2.8 million during fiscal 2001.

     Sales and marketing expenses. Sales and marketing expenses increased 95% from HK$86.6 million during fiscal 2001 to HK$168.4 million during fiscal 2002. This increase was primarily due to fixed telecommunications network services customer acquisition and installation activities. We believe this investment in customer acquisition will benefit our revenues in the following fiscal years. We focused our marketing activities on direct customer sales, including door-to-door sales, street promoters and telemarketing. Most of these expenses were due to sales commissions and are directly related to our revenue growth.

     Office, general and administrative expenses. Office, general and administrative expenses, excluding depreciation, increased by 15% from HK$86.8 million in fiscal 2001 to HK$99.5 million in fiscal 2002. This increase was proportional with our revenue growth.

     Depreciation. Depreciation expenses increased by 55% from HK$82.8 million in fiscal 2001 to HK128.3 million in fiscal 2002. Although depreciation expense relating to our international telecommunications business decreased from HK$37.2 million in fiscal 2001 to HK$33.0 million in fiscal 2002, the rollout of our fixed telecommunications network caused a 110% increase in depreciation expenses in that segment of our business, from HK$45.4 million in fiscal 2001 to HK$95.3 million during fiscal 2002.

     Provision for doubtful accounts receivable. Provision for doubtful accounts receivable increased by 6% from HK$9.7 million in fiscal 2001 to HK$10.3 million in fiscal 2002. However, this increase was lower than the increase in revenue for the corresponding period, illustrating our efforts to limit delinquent accounts.

     Income from Operations. Operating profit was HK$89.6 million in fiscal 2002, compared to HK$17.1 million in fiscal 2001, representing an increase of 424%. Operating profit from international telecommunications operations increased by 101% from HK$107.7 million in fiscal 2001 to HK$216.7 million in fiscal 2002. However, this was offset by our loss from operations related to our fixed telecommunications network service of HK$126.7 million. This loss was due to continued costs associated with acquiring new broadband Internet access subscribers and a large amount of depreciation expenses related to capital expenditures on our local fixed telecommunications network.

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

     Provision for Income Taxes. Provision for income taxes was HK$14.6 million for fiscal 2002 compared to HK$18.8 million during fiscal 2001. Provision for income tax is based on our estimated assessable profit during each period. The effective rate change from 32% to 15% was due to a write-back of overprovision of taxes in prior years. Without this over-provision, the effective rate of fiscal 2001 would have been 21%.

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

     As of August 31, 2003, we had cash and cash equivalents of HK$383.9 million, compared to HK$290.4 million at the end of fiscal 2002.

     Net cash provided by operating activities amounted to HK$414.5 million during fiscal 2003, compared to net cash provided by operating activities of HK$288.4 million during fiscal 2002. Net cash used in investing activities was HK$309.6 million and HK$475.2 million during fiscal 2003 and 2002, respectively. During fiscal 2003, investing activities of HK$250.2 million primarily consisted of purchases of fixed assets, including approximately HK$229.0 million spent to develop our fixed telecommunications network in Hong Kong. Approximately HK$20.7 million was spent to maintain the international telecommunication facilities.

     Net cash used in financing activities was HK$10.3 million in the year ended August 31, 2003 compared to net cash provided in financing activities of HK$9.1 million in the year ended August 31, 2002.

     In order to continue the development of our fixed telecommunications network, we plan to make total capital expenditures of approximately HK$550 million in fiscal 2004 to 2005. In particular, we plan to spend approximately HK$250 million to expand the fibre-based backbone that we will use to provide fixed network services in high-density areas. Our required capital expenditures will be influenced to a significant degree by the rate of growth in the subscriber base for our services, the expansion of our network coverage and any changes to our business plan. The principal components of our capital investment plan are:

•	the construction of fixed network and related facilities for use in providing broadband Internet services, local telephony services and pay-TV services;

•	the construction of international transmission facilities for use in our international telecommunications business; and

•	the upgrading of our existing network infrastructure.

     As of August 31, 2003, we had capital commitments contracted but not provided for relating to the purchase of telecommunications, computer and office equipment of HK$122.5 million. In addition, we had commitments under non-cancelable operating leases relating to land, buildings, telecommunications facilities and computer equipment of HK$44.9 million, of which HK$33.2 million is due in fiscal year 2004. As of August 31, 2003 we had total amounts available under banking facilities of HK$232.0 million under which HK$18.2 million was outstanding and due in fiscal year 2004.

     In December 2003, we drew down HK$100,000,000 of a HK$200,000,000 loan facility made available by HSBC as of October 9, 2002.

     Our working capital as of August 31, 2003 was HK$211.4 million, which we believe is sufficient for our current requirements. However, if our customer demand changes significantly due to rapid technological changes, if we are not able to successfully compete with local and foreign entrants into the market, or if we fail to maintain or obtain the necessary license renewals from OFTA, this could have a significant adverse impact on our cash flows from operations, which could effect our ability to make planned capital expenditures as well as meet scheduled payments on the various operating and capital leases and amounts due under banking facilities.

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

     In developing accounting policies, in addition to Hong Kong GAAP requirements, we also consider telecommunications industry practice in other countries. Where there is no conflict with Hong Kong GAAP we also align our accounting policies with U.S. GAAP. This reduces the number of Hong Kong GAAP/U.S. GAAP reconciliation differences required to be adjusted in note 29(a) to our financial statements. In all material respects our accounting policies are applied consistently across City Telecom. The critical accounting policies discussed below generally apply to all segments of City Telecom.

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

     Upon the occurrence of triggering events, the carrying amounts of fixed assets are reviewed to assess whether their recoverable amounts have declined below their carrying amounts. The recoverable amount is the present value of estimated net future cash flows which we expect to recover from the future use of the asset, undiscounted and without interest, plus the asset’s residual value on disposal. Where the recoverable amount of fixed and other long-lived assets is less than their carrying value, an impairment loss is recognized to write the assets down to their recoverable amount, which is based on the undiscounted estimated cash flows.

     Estimation of cash flows arising from future use of the asset requires careful analysis regarding what we expect to recover from its future use. This includes consideration of our target market share and customer base, market competition, future changes to our cost structure and technological change. In addition, the residual value of the asset on disposal requires judgment, as the estimated fair value of the asset at the time of disposal could change in response to market conditions and changes in expected use of the asset prior to disposal. Changes in the estimate of cash flows arising from expected future use of the asset or its residual value on disposal — based on changes in market conditions, changes in the use of assets, management’s plan, foreseeable technological changes or otherwise — could significantly change the calculation of the fair value or recoverable amount of the asset and the resulting impairment loss. This in turn could significantly affect the results of our operations.

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

     Based on our most recent assessment of recoverable amount we believe that as at August 31, 2003 our goodwill is recoverable at the amounts at which they are stated in our financial statements.

Critical accounting estimate

     Our management make their best estimates for charges of the USC payable to PCCW-HKT in order to fund the costs of network development incurred by PCCW-HKT in remote areas in Hong Kong (the “Development”). Such estimated costs are included as part of our costs of rendering services. The estimate is made based on the provisional rates announced by OFTA and is effective up to the date of the release of our financial statements. OFTA periodically reviews the actual costs incurred by PCCW-HKT in the Development and adjusts the amounts owed to PCCW-HKT, or to be refunded by it, to the respective USC contributing parties, including City Telecom (the “Rate Revisions”). Accordingly, the estimate made by our management is subject to changes based on the Rate Revisions identified during a financial year and up to the date prior to the release of our financial statements. We adjust such differences as an addition to, or reduction of, the corresponding costs of services in that particular reporting period.

     Any sum received in advance from PCCW-HKT as an estimated refund of USC on a provisional basis, which is subject to the final confirmation and determination of OFTA, is recorded in other payables and accrued charges in our balance sheet.

U.S. GAAP Reconciliation

     Our financial statements are prepared in accordance with Hong Kong GAAP, which differs in certain material respects from U.S. GAAP. The following tables provide a comparison of our net income and shareholders’ equity in accordance with Hong Kong GAAP and U.S. GAAP.

	Year ended August 31

	2001	2002	2003

	HK$’000	HK$’000	HK$’000
Net income
As stated under H.K. GAAP	53,927	91,129	257,822
U.S. GAAP adjustments:
Compensation benefit cost associated with share options	(184)	(21,586)	2,731
Amortization of goodwill (acquired prior to June 30, 2001)	(1,019)	(1,019)	—
Reversal of amortization of goodwill (acquired after June 30, 2001)	—	1,065	1,065
Deferred tax on accelerated depreciation	1,242	(624)	(79)

Net income under U.S. GAAP	53,966	68,965	261,539

Profit from continuing operations (less taxation 2003: HK$17,778,000, 2002: HK$14,562,000, 2001: HK$18,770,000)	65,389	69,317	264,151
(Loss)/income from discontinued operations (less taxation 2003: HK$Nil, 2002: HK$4,000, 2001: HK$5,000)	(11,423)	(352)	83
Loss arising from disposal of discontinued operations	—	—	(2,695)

Net income under U.S. GAAP	53,966	68,965	261,539

Year ended August 31

	2001	2002	2003

Earnings/(loss) per share under U.S. GAAP
Basic:
Continuing operations	13.3 cents	14.0 cents	47.8 cents
Discontinued operations	(2.3) cents	(0.1) cents	(0.5) cents

Total	11.0 cents	13.9 cents	47.3 cents

Diluted:
Continuing operations	13.2 cents	12.3 cents	42.9 cents
Discontinued operations	(2.3) cents	(0.1) cents	(0.4) cents

Total	10.9 cents	12.2 cents	42.5 cents

	Year ended August 31

	2001	2002	2003

	HK$’000	HK$’000	HK$’000
Total shareholders’ equity
As stated under H.K. GAAP	805,306	910,183	1,184,449
U.S. GAAP adjustments:
Goodwill	5,092	5,092	5,092
Accumulated amortization of goodwill	(2,716)	(3,735)	(3,735)
Reversal of amortization of goodwill	—	1,065	2,130
Deferred tax liabilities	(4,571)	(5,195)	(5,274)

Total shareholders’ equity under U.S. GAAP	803,111	907,410	1,182,662

     The principal reasons for the difference between net income as reported under Hong Kong GAAP and U.S. GAAP for the year ended August 31, 2003 is the recording of compensation cost of share options issued to employees in accordance with the requirements of U.S. GAAP, the capitalization and amortization of goodwill under U.S. GAAP, and the full provision of tax liabilities under U.S. GAAP.

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

     The compensation cost for stock options under U.S. GAAP represents the difference between the exercise price of the options and the Company’s share price at the date on which they are exercised or at each balance sheet date if they are still outstanding. This amount is amortized over the vesting period of the options. The charge for compensation expense in the year ended August 31, 2003 primarily relates to the variable options.

     Goodwill and accumulated amortization comprises goodwill arising on the acquisition in 1999 of the 963673 Ontario Limited group of companies. Under Hong Kong GAAP, such goodwill was previously charged against available reserves, whereas under U.S. GAAP, it was required to be recorded as an asset on the balance sheet and amortized over its estimated useful life of five years. In accordance with the change in accounting standards of Hong Kong GAAP, goodwill on acquisitions occurring on or after September 1, 2001 is now shown separately on the consolidated balance sheet and is amortized using the straight-line method over its estimated useful life. Goodwill arising on major strategic acquisitions of the Company to expand its product or geographical market coverage is amortized over a period of not more than 5 years. The Company has taken advantage of the transitional provisions of Hong Kong SSAP 30 and goodwill previously written off against reserves has not been restated. Where an indication of impairment exists, the carrying amount of goodwill, including goodwill previously written off against reserves, is assessed and written down immediately to its recoverable amount. Effective from fiscal 2003, goodwill under U.S. GAAP will no longer be amortized and is subject to annual impairment tests. We have performed the transitional goodwill impairment tests on the goodwill recorded prior to and after June 30, 2001, and no impairment loss was identified. We have also performed the impairment tests on the goodwill recorded prior to and after June 30, 2001 at the fiscal year end and no impairment loss was identified from the process for fiscal 2003.

     Under Hong Kong GAAP, deferred taxation is accounted for at the current taxation rate with respect to timing differences between profit as computed for taxation purposes and profit as stated in the financial statements to the extent that a liability or an asset is expected to be payable or receivable in the foreseeable future. In determining whether a liability is expected to be payable in the foreseeable future, the Company assesses the effect of its capital expenditures and other plans. If these plans indicate that sufficient accelerated tax allowances will be available to offset the effect of the reversal of timing differences, a deferred tax liability is not established for such timing differences. In accordance with the requirements of Hong Kong GAAP, we have determined that on August 31, 2003, a provision was not required with respect to deferred tax liabilities amounting to HK$5.3 million. The corresponding amounts on August 31, 2002 and August 31, 2001 were HK$5.2 million and HK$4.6 million, respectively. Under U.S. GAAP, deferred taxation for such liabilities is required to be provided for in full.

New Effective Standards/Recent Accounting Pronouncements

     The United States Financial Accounting Standards Board (“FASB”) has issued certain pronouncements which are effective or will be effective with respect to the fiscal years presented in the consolidated financial statements:

New effective standards

(a)	In November 2002, the FASB issued FASB interpretation No. (“FIN”) 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN 45 requires that an entity issuing a guarantee (including those embedded in a purchase or sales agreement) must recognize, at the inception of the guarantee, a liability equal to the fair value of the guarantee. The recording of this liability is not dependent on the probability that the payments will be required. The offset to the liability will depend on the circumstances under which the guarantee was issued, but could include: cash/accounts receivable if it is a standalone transaction, net proceeds in a sales transaction, or expense if no compensation is received. FIN 45 also requires detailed information to be disclosed about each guarantee or group of guarantees even if the likelihood of making a payment is remote. The recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of this interpretation are effective for financial statements of periods ending after December 15, 2002.

We have evaluated the requirements of the above statement and believe that we have no transactions that should be disclosed or accounted for in accordance with this new standard.

(b)	In December 2002, the FASB issued the Statement of Financial Accounting Standard (“SFAS”) No. 148 “Accounting for Stock-Based Compensation - Transition and Disclosure — an amendment of FAS 123”. SFAS 148 amends FASB Statement No. 123 “Accounting for Stock-based Compensation (“SFAS 123”) to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS 123 to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation. Finally, SFAS 148 amends APB Opinion No. 28 “Interim Financial Reporting” to require disclosure about those effects in interim financial information. SFAS 148 is effective for financial statements for fiscal years ending and for interim periods beginning after December 15, 2002.

As of August 31, 2003, the Company had no immediate plans to change to the fair value based method of accounting for stock-based employee compensation, and was therefore not affected by the transition provision of SFAS 148.

(c)	In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. This statement amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts and hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. This statement clarifies when a contract with an initial net investment meets the characteristic of a derivative and when a derivative contains a financing component. This statement also amends the definition of an underlying asset to conform to the language contained in FIN 45. This statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003.

We have evaluated the requirements of the above statement and believe that the adoption of this new standard would not have a material impact on its financial position or on our results of operations.

(d)	In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. The new statement requires that certain financial instruments that, under the previous guidance, could be accounted for as equity by issuers, be classified as liabilities in statements of financial position. SFAS No. 150 affects the issuer’s accounting for three types of freestanding financial instruments. One type is mandatorily redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets. A second type, which includes put options and forward purchase contracts, involves instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets. The third type of instruments that are liabilities under this statement is obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuer’ shares. SFAS No. 150 does not apply to features embedded in a financial instrument that is not a derivative in its entirety. In addition to its requirements for the classification and measurement of financial instruments in its scope, SFAS No. 150 also requires disclosures about alternative ways of settling the instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. Most of the guidance in SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003.

We have evaluated the requirements of the above statement and believe that we have no transactions that should be disclosed or accounted for in accordance with this new standard.

Recently issued pronouncements

     In November 2002, the Emerging Issue Task Force (“EITF”) reached a consensus on EITF 00-21, “Revenue Arrangements with Multiple Deliverables”, related to the timing of revenue recognition for arrangements in which goods or services or both are delivered separately in a bundled sales arrangement. The EITF requires that when the deliverables included in this type of arrangement meet certain criteria they should be accounted for separately as separate units of accounting. This may result in a difference in the timing of revenue recognition but will not result in a change in the total amount of revenue recognized in a bundled sales arrangement. The allocation of revenue to the separate deliverables is based on the relative fair value of each item. If the fair value is not available for the delivered items then the residual method must be used. The residual method requires that the amount allocated to the undelivered items in the arrangement is their full fair value. This would result in the discount, if any, being allocated to the delivered items. This consensus is effective prospectively for arrangements entered into in financial periods beginning after June 15, 2003.

     We have evaluated the requirements of the above statement and believe that the adoption of this new standard would not have a material impact on our financial position or on our results of operations.

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

     The following table sets forth certain information concerning our directors and senior management as of January 31, 2004.

			Date First Elected
			or Appointed
Name	Age	Position	Director or Officer

WONG Wai Kay, Ricky	42	Chairman	1992
CHEUNG Chi Kin, Paul	46	Managing Director	1992
CHONG Kin Chun, John	41	Director, Corporate Division	1997
FUNG So Mui, Fion	41	Business Development Director	1997
SIO Veng Kuan, Corinna	36	Finance Director	1997
TO Wai Bing	42	Director, International Business	2000
CHENG Mo Chi, Moses	53	Non-Executive Director	1997
LEE Hon Ying, John	57	Non-Executive Director	1997
CHAN Kin Man	44	Non-Executive Director	1997
CHOY Mei Yuk, Mimi	39	Administration & Human Resources Director	1998
LEUNG Kim Ming, Sam	36	Technical Director	1997
LO Sui Lun	39	Network Operation Director	1999
SIN Siu Fun, Annie	44	Customer Service Director	1997
TANG See Tin, Stanley	46	Executive Director, Pay-TV	2003
LEUNG Yau Man, Haily	35	Director, Pay-TV	2003
LEUNG, Eva	34	Secretary and In-House Legal Counsel	2000

Executive Directors

     Mr. WONG Wai Kay, Ricky, aged 42, is the co-founder and chairman of City Telecom. He is responsible for our overall strategic planning and management. Mr. Wong holds a bachelor’s degree in science from The Chinese University of Hong Kong and has over 16 years’ experience in the telecommunications and computer industries. Mr. Wong has worked at a major U.S.-listed computer company as a marketing representative and was responsible for the marketing and the distribution of computer products in Hong Kong from 1985 to 1989. He was also a co-founder and director of a company principally engaged in the import and distribution of computer systems in Canada prior to co-founding of City Telecom. Mr. Wong is a first cousin of Mr. Cheung Chi Kin, Paul, our managing director.

     Mr. CHEUNG Chi Kin, Paul, aged 46, is the co-founder and managing director of City Telecom. He is responsible for our day-to-day operations and technological research, development and support activities. Mr. Cheung graduated with a diploma of advanced programming and system concepts design from Herzing Institute, Canada. He has more than 19 years’ experience in the telecommunications and computer industries. Mr. Cheung has worked in companies engaged in application software development and computer consultancy prior to co-founding of City Telecom. Mr. Cheung is a first cousin of Mr. Wong Wai Kay, Ricky, our chairman.

     Mr. CHONG Kin Chun, John, aged 41, is the director of our corporate division. He is responsible for sales, marketing and servicing of our international telecommunications services, internet products, and fixed telecommunications network services for our business and corporate customers. Mr. Chong joined City Telecom in February 1996 and holds a bachelor’s degree in arts from The University of Hong Kong. Mr. Chong worked as a general manager overseeing product management and the sales force of a listed telecommunications products company in Hong Kong from 1987 to 1996.

     Ms. FUNG So Mui, Fion, aged 41, is our business development director for our fixed telecommunications network services. She holds a bachelor’s degree in business administration from the University of Wisconsin, Madison in the United States. Ms. Fung is currently leading the development of our fixed telecommunications network businesses, the expansion of network coverage in Hong Kong and regulatory affairs. Prior to joining the fixed telecommmunications network service team, she was responsible for the business development operations of City Telecom. Ms. Fung worked as a research manager in a foreign-based executive recruitment firm in Hong Kong from 1986 to 1989. She joined City Telecom in October 1993.

     Ms. SIO Veng Kuan, Corinna, aged 36, is our finance director. She is in charge of City Telecom’s financial operations. Ms. Sio joined City Telecom in January 1993 and is an associate member of the Hong Kong Society of Accountants and Association of Chartered Certified Accountants. Ms. Sio worked in the accounting department of various international banking corporations in Hong Kong from 1985 to 1992 prior to joining City Telecom.

     Ms. TO Wai Bing, aged 42, is our director of international business. She jointed City Telecom in September 1998 and is in charge of international business development and oversees international telecommunications network operations, external facilities planning and quality. Ms. To worked in PCCW-HKT (then Cable & Wireless HKT) for 16 years after receiving her diploma and higher certificate in electronics engineering from The Hong Kong Polytechnic University. She is experienced in international business development and international network engineering including international network planning, quality and security. She has been an Executive Director since October 4, 2000.

Non-executive Directors

     Mr. CHENG Mo Chi, Moses, aged 53, is a senior partner of P.C. Woo & Co., a firm of solicitors and notaries in Hong Kong, the Founding Chairman of the Hong Kong Institute of Directors, the Chairman of the Council and Court of the Hong Kong Baptist University and the Football Betting and Lotteries Commission. He was appointed a member of the Legislative Council of Hong Kong from 1991 to 1995. Mr. Cheng has been a director of City Telecom since June 1997.

     Mr. LEE Hon Ying, John, aged 57, is managing director of Cyber Networks Consultants Company in Hong Kong. He was the regional director, Asia Pacific, of Northrop Grumman — Canada Ltd. He was previously the director of network services of Digital Equipment (HK) Limited and prior to that, worked for Cable & Wireless HKT and Hong Kong Telecom. He is a chartered engineer and is a member of the Institution of Electronic and Radio Engineers, the United Kingdom and the Hong Kong Institution of Engineers and the Hong Kong Computer Society. He received a master’s degree in information systems from The Hong Kong Polytechnic University in 1992. In addition, he is the territory vice-president of the Society of St. Vincent de Paul of Asia and Oceania, which is an international charity body. He is the Chairperson of the Catholic Diocese of Hong Kong Diocesan for Hospital Pastoral Care. Mr. Lee has been a director of City Telecom since June 1997.

     Dr. CHAN Kin Man, aged 44, is an associate professor of the Department of Sociology of the Chinese University of Hong Kong, specializing in the state-society relations in China and Hong Kong. He received a bachelor of social science degree from The Chinese University of Hong Kong in 1983 and a doctor of philosophy degree from Yale University in the U.S. in 1995. Dr. Chan has been a director of City Telecom since June 1997.

Senior Managers

     Ms. CHOY Mei Yuk, Mimi, aged 39, is our director of administration & human resources. Ms. Choy holds a master’s degree in human resources management from Macquarie University, Australia. She joined City Telecom in 1998. Ms. Choy has worked in the human resources department of various companies prior to joining City Telecom. She has over 10 years of experience in administration and personnel management activities.

     Mr. LEUNG Kim Ming, Sam, aged 36, is our technical director. Mr. Leung joined City Telecom in September 1992 and is responsible for the new development of telecommunications network, Internet and pay-TV services. Mr. Leung has worked as a computer programmer in various computer software development companies prior to joining City Telecom.

     Mr. LO Sui Lun, aged 39, is our network development director. He is responsible for the engineering and development of our fixed telecommunications network. He joined City Telecom in September 1998. Prior to joining City Telecom, Mr. Lo worked for PCCW (formerly known as “Cable & Wireless HKT”) for nine years, gaining experience in network planning and undersea cable investment. Mr. Lo holds a bachelor’s degree in sciences in electronics from The Chinese University of Hong Kong and a master’s degree in Business Administration from the University of Strathclyde, UK.

     Ms. SIN Siu Fun, Annie, aged 44, is our director of customer service. Ms. Sin joined City Telecom in February 1995 and holds a master’s degree in business administration from The University of Hull, the U.K. Ms. Sin has over 11 years’ experience in the customer service field gained through employment at two major international hotel chains prior to joining City Telecom.

     Ms. LEUNG Eva, aged 34, is our Company Secretary and In-house legal counsel. Ms. Leung graduated from The University of Hong Kong with a bachelor’s degree in laws and obtained her master’s degree in business administration from the University of South Australia. Ms. Leung is admitted to practice as a solicitor in Hong Kong.

     Mr. TANG See Tin, Stanley, aged 46, is the executive director of our pay-TV services. He is responsible for development, overall management and operations of our pay-TV business. Prior to joining City Telecom in December 2003, Mr. Tang had worked for the largest TV station in Hong Kong in various senior management positions for more than 15 years, successfully developing and diversifying the company business from a traditional free-to-air TV service to diversified pay-TV services in Hong Kong and in the region. He recently worked on the launch of two pay-TV channels, an advanced teleport and a 40-channel pay-TV platform for the station in Hong Kong, serving as its director and chief operating officer. Before joining the TV industry, he had worked for a government subsidized organization in the areas of economic and market research, consultancy and administration for seven years. Mr. Tang graduated from the Hong Kong Baptist University with a diploma in Economics and is a member of ICSA in the UK.

     Ms. LEUNG Yau Man, Haily, aged 35, is a director of our pay-TV services. Ms. Leung joined City Telecom in April 2003 and is responsible for the overall planning and development of City Telecom’s pay-TV business. She graduated from the University of Hong Kong and holds a bachelor’s degree in arts. Prior to joining City Telecom, Ms. Leung has worked in various large corporations including a television broadcaster, a mobile company and a telecommunications company.

Compensation

Directors’ and Senior Management’s Compensation

     Our directors and senior management receive compensation in the form of salaries, housing allowances, discretionary bonuses, other allowances and benefits in kind, including our contribution to the pension schemes for such individuals.

     The aggregate amount of salaries or other compensation, housing allowances, discretionary bonuses, other allowances and benefits in kind paid by us to our directors (not including our independent non-executive directors) during the year ended August 31, 2003 was approximately HK$29,828,000. We paid approximately HK$1,461,000 as our contribution to the pension schemes of the directors in the year ended August 31, 2003. In addition we paid our independent non-executive directors fees of approximately HK$336,000 during the year ended August 31, 2003.

     Each executive director is entitled to receive an annual discretionary bonus of such amount as shall be determined by the board of directors upon recommendation by the Remuneration Committee (as defined below). Additionally, our senior management and employees are entitled to receive an annual discretionary bonus based on their individual performance and City Telecom’s financial performance during the year in question.

     No share options were granted to our directors and senior managers under any of our share option schemes during the period from September 1, 2001 through January 31, 2004. The total number of share options outstanding under the 1997 Scheme (as defined under “- Share Option Schemes” below) as of August 31, 2003 was 1,240,000, of which 500,000 were held by Mr. Leung, and 250,000 by Ms. Choy.

     Except as discussed herein, no other payments have been paid or are payable, in respect of the year ended August 31, 2003, by us or any of our subsidiaries to our directors.

     The aggregate amount of salaries or other compensation, housing allowances, other allowances and benefits in kind paid by us to our senior management during the year ended August 31, 2003 was approximately HK$6,584,000.

     For the year ended August 31, 2003, the aggregate amount accrued by us to provide pension retirement or similar benefits for our directors, senior management and other employees was approximately HK$15,843,000.

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

Remuneration Committee

     Our board of directors established a remuneration committee (the “Remuneration Committee”) to ensure the supervision of the remuneration packages payable by the Company to our executive directors. The Remuneration Committee is comprised of our three independent non-executive directors, our finance director and the director of administration and human resources. The Remuneration Committee is responsible for reviewing and evaluating the remuneration packages of our executive directors and making recommendations to our board of directors from time to time.

Employees

     As of December 31, 2003, we had a total of 3,264 employees. The following chart sets forth the number of our employees by functional area as of December 31, 2003:

Employees

Information technology and engineering	478
Sales and marketing	1,532
Customer service	938
General administration and others	316
Total	3,264

     The following chart sets forth the number of our employees by geographical region as of December 31, 2003.

Employees

Hong Kong	1,460
Guangzhou	1,775
Canada	29
Total	3,264

     As of August 31, 2001, 2002 and 2003, we had approximately 851, 1,820 and 2,700 employees, respectively. In connection with the transfer of our calling center operations to Guangzhou, PRC, we have hired over 1,700 customer service representatives to staff that facility. We also substantially increased the size of our sales and marketing force during fiscal 2003. As a result, our total number of employees increased. We have not experienced any work slowdowns or stoppages and we consider our relations with our employees to be good.

Share Ownership

     The following chart sets forth director and senior management share ownership in City Telecom as of January 31, 2004.

				Percentages of
		Shares Beneficially		Shares Beneficially
Title of Class	Identity of Person or Group	Owned		Owned (%)(3)	Share Options(4)	Warrants

Ordinary Shares	Wong Wai Kay, Ricky	332,636,999	(1)	54.48	—	—
Ordinary Shares	Cheung Chi Kin, Paul	329,024,999	(2)	53.89	—	—
Ordinary Shares	Chong Kin Chun, John	n/a		Less than 1.0	—	—
Ordinary Shares	Fung So Mui, Fion	n/a		Less than 1.0	—	—
Ordinary Shares	Sio Veng Kuan, Corinna	n/a		Less than 1.0	—	—
Ordinary Shares	To Wai Bing	n/a		Less than 1.0	—	—
Ordinary Shares	Leung Kim Ming, Sam	n/a		Less than 1.0	—	602
Ordinary Shares	Lo Sui Lun	n/a		Less than 1.0	—	—
Ordinary Shares	Other directors and senior	—		—	250,000	—
	managers(5)

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

(1)	Of the 332,636,999 shares, 318,516,999 shares are beneficially owned through Mr. Wong’s 34.7% interest in Top Group International Limited (#Top Group#), 1,346,000 shares are held by Bullion Holdings Limited, which is wholly owned by Mr. Wong and his spouse, 1,524,000 shares are owned jointly by Mr. Wong and his spouse, and 11,250,000 shares are owned personally by him.

(2)	Of the 329,024,999 shares, 318,516,999 shares are beneficially owned through Mr. Cheung’s 34.5% interest in Top Group and 10,508,000 shares are owned personally by Mr. Cheung.

(3)	Percentage ownership is based on 610,539,693 shares issued as of January 31, 2004.

(4)	A total of 21,100,000 shares were issued and allotted to such directors and senior managers as a result of their exercise of share options in fiscal 2003 (and through January 31, 2004) and such interests have been reflected in the column “Shares Beneficially Owned” against the relevant person or group, as applicable.

(5)	The following non-executive directors and senior managers do not beneficially own our shares, options or warrants: Cheng Mo Chi, Moses, Lee Hon Ying, John, Chan Kin Man, Leung, Eva and Sin Siu Fun, Annie. The following senior manager does not beneficially own our shares or warrants, but does own options: 250,000 options were granted to Choy Mei Yuk, Mimi on October 20, 2000 at an exercise price of HK$0.58 per share, exercisable on or after June 2, 2001.

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

     The subscription price for an ordinary share payable by a participant upon the exercise of any option granted under the New Scheme will be determined by the Board in its absolute discretion, except that such price will not be less than the highest of (a) the closing price of the ordinary shares as stated in SEHK’s daily quotations sheet on the date of grant, which must be a business day; (b) the average of the closing prices of the ordinary shares as stated in SEHK’s daily quotations sheets for the five business days immediately preceding the date of grant; and (c) the nominal value of an ordinary share.

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

     The period during which an option may be exercised will be determined by the Board in its absolute discretion, except that no option may be exercised later than ten years from the date of grant. No option may be granted more than ten years after December 23, 2002. Subject to earlier termination by City Telecom, the New Scheme shall be valid and effective for a period of ten years after the date of adoption, that is, until December 23, 2012. In addition and to the extent not already exercised, an option will automatically lapse and not be exercisable upon the occurrence of any of the following events:

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

     Through January 31, 2004, the board of directors had adopted nine resolutions pursuant to the 1997 Scheme and none pursuant to the New Scheme. The total number of options granted in these resolutions as of January 31, 2004 is 80,490,000, of which 35,894,000 have been exercised, 600,000 are outstanding and 43,996,000 have lapsed, been forfeited or cancelled.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

     The following table sets forth certain information regarding ownership of our ordinary shares as of January 31, 2004 by all persons who are known to City Telecom to own beneficially 5% or more of our ordinary shares.

				Percentages of
		Shares Beneficially		Shares Beneficially
Title of Class	Identity of Person or Group	Owned		Owned(%)(1)

Ordinary Shares	Top Group International Limited	318,516,999		52.17
Ordinary Shares	Wong Wai Kay, Ricky	332,636,999	(2)	54.48
Ordinary Shares	Cheung Chi Kin, Paul	329,024,999	(3)	53.89
Ordinary Shares	Leung Ka Pak	318,516,999	(4)	52.17
Ordinary Shares	Yau Ming Yan, Andrew	318,516,999	(4)	52.17
Ordinary Shares	EK Investment Management Limited	67,246,000		11.01

     Top Group International Limited (“Top Group”) is a holding company incorporated in British Virgin Islands with no active operations. Top Group has two directors, Mr. Wong Wai Kay, Ricky and Mr. Cheung Chi Kin, Paul, who are the chairman and managing director of City Telecom. Top Group’s corporate secretary is Ms. Sio Veng Kuan, Corinna, our finance director.

     EK Investment Management Limited is not affiliated with City Telecom or its officers or directors.

     All shareholders own ordinary shares and enjoy the same voting rights with respect to each share.

     As of January 31, 2004, there were nine registered holders of 2,327,548 of our American depositary shares in the United States, consisting of approximately 7.62% of our outstanding shares.

     City Telecom is not directly or indirectly owned or controlled by another person, corporation or foreign government.

     City Telecom is not aware of any arrangement, which may at a subsequent date result in a change of control of City Telecom.

(1)	Percentage ownership is based on 610,539,693 shares issued as of January 31, 2004.

(2)	Of the 332,636,999 shares, 318,516,999 shares are beneficially owned through Mr. Wong’s 34.7% interest in Top Group, 1,346,000 shares are held by Bullion Holdings Limited, which is wholly owned by Mr. Wong and his spouse, 1,524,000 shares are owned jointly by Mr. Wong and his spouse, and 11,250,000 shares are owned personally by Mr. Wong.

(3)	Of the 329,024,999 shares, 318,516,999 shares are beneficially owned through Mr. Cheung’s 34.5% interest in Top Group and 10,508,000 shares are owned personally by Mr. Cheung.

(4)	The 318,516,999 shares are beneficially owned through Mr. Leung’s 21.0% and Mr. Yau’s 9.8% interest in Top Group.

Related Party Transactions

     During the period September 1, 2002 to January 31, 2004, we were party to the following related party transactions.

Sale of City Telecom (Japan) Co., Ltd.

     On July 15, 2003, Automedia Holdings Limited, a wholly-owned subsidiary of the Company, entered into a conditional agreement (the “Agreement”) with Takua Corporation (“Takua”) for the sale of the entire issued share capital of City Telecom (Japan) Co., Ltd. (“City Telecom Japan”) for an aggregate price of JPY30,000,000 (approximately HK$1,950,000), which is to be paid by Takua in thirty monthly instalments. Prior to the entering into the Agreement, City Telecom Japan was our wholly-owned subsidiary. Takua is wholly-owned by Mr. Masaaki Asai, who is a brother of Mr. Tatsushi Asai, a director of City Telecom Japan. Mr. Tatsushi Asai also acts as a guarantor for the due and punctual performance of Takua’s obligations under the Agreement for no additional consideration.

     As of January 31, 2004, we had received approximately HK$416,000 from Takua.

Contracts with Our Directors and Senior Management

     All of our directors and senior management have service agreements with us. Certain of our directors and senior management receive housing allowances, pensions and bonuses. In addition, some of our directors are also senior management of City Telecom and these persons may also have the ability to make significant business decisions effecting our operations and determine the compensation they will be paid in connection with their roles as directors or management. Details concerning all of these arrangements are disclosed in Item 6 “Directors, Senior Management and Employees” above.

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

     See pages F-1 — F-57 following Item 19.

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

     Jade Com Development Limited (“Jade Com”), a Hong Kong company, alleged in a claim filed in January 1999 in the High Court of Hong Kong that we, as a principal of one of our wholly owned subsidiaries, wrongfully terminated a telecommunications service agreement entered into on November 26, 1997. Jade Com claimed damages for breach of contract and misrepresentation, but did not state the specific amount of its claim. If the agreement had not been terminated, we would have had a remaining commitment of approximately US$3,600,000 under the agreement. We filed a defense in May 1999 asserting that Jade Com had breached a condition of the agreement that they obtain all the legal approvals and licenses necessary for the provision of their services. Specifically, our defense asserts that Jade Com did not have certain regulatory approvals required for the provision of the international telecommunication services that formed the basis of the agreement. As such, we asserted in our defense that our wholly owned subsidiary was entitled to terminate the agreement. In February 2001, the parties consented to adjourn the case indefinitely with liberty to restore. We have not made any reserve for this litigation.

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

     The board of directors has declared an interim dividend of HK$0.05 per ordinary share for the six months ended February 28, 2003 to shareholders whose names appeared on our Register of Members on May 27, 2003; such interim dividend was paid on or about June 10, 2003. The board of directors has further recommended a final dividend of HK$0.075 per ordinary share to shareholders whose names appeared on our Register of Members on December 23, 2003. This final dividend was approved by the shareholders in the annual general meeting of the Company held on December 23, 2003 and was paid on or about January 9, 2004.

Significant Changes

     Except as have been disclosed in this annual report, there have been no significant changes since August 31, 2003, which is the date of the annual financial statements in this annual report.

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

     The price of our ordinary shares on the SEHK as of its close of trading on January 30, 2004 was HK$2.825 per share. The table below shows the high and low closing prices of the shares on the SEHK since listing.

	Price

	High	Low

	(In HK$)
1997
August 4 to September	1.750	1.350
October to December	1.520	0.900
1998
January to March	1.170	0.620
April to June	1.100	0.400
July to September	0.490	0.175
October to December	0.590	0.223
1999
January to March	0.580	0.440
April to June	3.100	0.465
July to September	5.650	1.350
October to December	8.950	5.150
2000
January to March	8.000	2.750
April to June	3.500	1.330
July to September	1.480	0.720
October to December	0.790	0.540
2001
January to March	0.720	0.520
April to June	0.890	0.435
July to September	0.660	0.420
October to December	0.800	0.465
2002
January to March	1.310	0.740
April to June	1.690	1.050
July to September	1.610	1.280
October to December	1.640	1.300

	Price

	High	Low

	(In HK$)
2003
January	1.490	1.320
February	1.490	1.370
March	1.470	1.410
April	1.640	1.420
May	2.150	1.640
June	2.100	1.920
July	2.975	2.050
August	2.625	2.375
September	2.875	2.550
October	3.350	2.675
November	3.375	3.125
December	3.175	2.750
2004
January (through January 31)	2.975	2.750

     The price of our American depositary shares on Nasdaq as of its close of trading on January 30, 2004 was US$7.21 per American depositary share. The table below shows the high and low closing prices of the American depositary shares on Nasdaq since listing.

	Price

	High	Low

	(In US$)
1999
November 3 to December	21.875	14.438
2000
January to March	20.500	8.156
April to June	8.313	3.625
July to September	3.688	1.750
October to December	2.063	1.125
2001
January to March	1.781	1.375
April to June	2.400	1.150
July to September	1.650	1.030
October to December	2.050	1.090
2002
January to March	4.350	2.600
April to June	3.420	2.870
July to September	4.090	3.110
October to December	3.940	3.100
2003
January	3.700	3.080
February	3.660	3.340
March	3.570	3.420
April	3.890	3.510
May	6.000	3.810
June	5.990	4.781
July	7.940	5.400
August	7.000	5.900
September	7.180	6.270
October	8.950	6.820
November	9.550	8.021
December	8.130	7.030
2004
January (through January 31)	7.720	7.150

     The price of our warrants on the SEHK as of its close of trading on January 30, 2004 was HK$2.450 per warrant. The table below shows the high and low closing prices of the warrants on SEHK since listing.

	Price

	High	Low

	(In HK$)
2001
November 2 to December 31	0.410	0.180
2002
January to March	0.890	0.365
April to June	1.220	0.700
July to September	1.170	0.850
October to December	1.180	0.900
2003
January	1.010	0.980
February	1.040	0.960
March	1.040	0.950
April	1.170	0.960
May	1.650	1.210
June	1.650	1.650
July	2.350	1.650
August	2.150	1.920
September	2.300	2.000
October	2.700	2.275
November	2.825	2.700
December	2.800	2.650
2004
January (through January 31)	2.650	2.450

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

Liquidation

     If City Telecom commences liquidation, the liquidator may, with the sanction of a special resolution of City Telecom and any other sanction required by the Companies Ordinance:

(a)	divide among the shareholders the whole or any part of the assets of City Telecom and set such value as the liquidator deems fair upon any property to be divided and determine how the division shall be carried out between the shareholders; or

(b)	vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as the liquidator shall think fit,

     but no shareholder shall be compelled to accept any shares or other assets upon which there is any liability.

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

     Nasdaq’s marketplace rules, which apply to all companies listed on the Nasdaq Stock Market, state in Rule 4350(f) that the minimum quorum for any meeting of holders of a company’s common stock is 33 1/3% of the outstanding shares. Consistent with practice of companies incorporated in Hong Kong, our articles of association only require a quorum of two “Members” (as such term is defined our articles of association) for any general meeting of our shareholders. As a result, we requested, and Nasdaq granted to us, an exemption from compliance with the Rule 4350(f) requirement.

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

     Any shareholder that is a recognized clearing house within the meaning of the Securities and Futures Ordinance of Hong Kong may authorize such person or persons as it thinks fit to act as its representative (or representatives) at any general meeting or at any separate meeting of any class of shareholders (if relevant). However, if more than one person is authorized, the authorization must specify the number and class of shares in respect of which each person is in fact authorized. The authorized person will be entitled to exercise the same power on behalf of the recognized clearing house as that clearing house (or its nominees) could exercise if it were an individual shareholder.

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

Material Contracts

     Other than such contracts as are described in our disclosure in Item 7 “Major Shareholders and Related Party Transactions — Related Party Transactions”, we have not entered into any material contracts, outside the ordinary course of our business within the two years preceding the date of this annual report.

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

     Taxable gains will be subject to Hong Kong profits tax which is currently imposed on corporations at a rate of 17.5%. A person’s income from employment, less allowable deductions, charitable donations and personal allowances, is chargeable to salaries tax at progressive rates ranging from 2% to 18.5%. The maximum tax payable is, however, limited to tax at the standard rate of 15% on the person’s income from employment less allowable deductions and charitable donations, but without a deduction for personal allowances.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Our functional currency is the Hong Kong dollar, the currency in which the majority of our revenue and related accounts receivable and expenses are denominated. Certain of the expenses of our telecommunications business are payable in other currencies, primarily the U.S. dollar. Since the exchange rate between the Hong Kong and the U.S. dollar was fixed before we commenced business, our operations have not been significantly affected by exchange rate fluctuations. Therefore, we do not use derivative financial instruments to manage our exchange rate exposures.

     In the normal course of business, we also face risks that are either non-financial or non-quantifiable. Such risks principally include country risk, credit risk and legal risk and we do not use derivative financial instruments to hedge such risks.

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

ITEM 18. FINANCIAL STATEMENTS

     See pages F-1 to F-57 following Item 19.

ITEM 19. EXHIBITS

(a)	See pages F-1 to F-57 following this item.

(b)	Exhibit 31 — Section 302 Certifications of each of the Chairman and Finance Director.

(c)	Exhibit 32 — Section 906 Certification of Chairman and Finance Director.

Report of Independent Accountants

To the Board of Directors and Shareholders of
City Telecom (H.K.) Limited

We have audited the accompanying consolidated balance sheets of City Telecom (H.K) Limited and its subsidiaries (hereafter collectively referred to as the “Company”) as of August 31, 2002 and 2003 and the related consolidated statements of income, of cash flows and of changes in shareholders’ equity for each of the three years ended August 31, 2001, 2002 and 2003, all expressed in Hong Kong Dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America and Hong Kong. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements audited by us present fairly, in all material respects, the financial position of the company at August 31, 2002 and 2003, and the results of its operations and cash flows for each of the three years ended August 31, 2001, 2002 and 2003, in conformity with accounting principles generally accepted in Hong Kong.

Accounting principles generally accepted in Hong Kong vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income for each of the three years ended August 31, 2001, 2002 and 2003 and the determination of consolidated shareholders’ equity and consolidated financial position at August 31, 2002 and 2003 to the extent summarised in Note 29 to the consolidated financial statements.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, November 24, 2003 except for Note 30, which is as of February 19, 2004.

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(Amounts in thousands except per share data)

		Year ended August 31,
		2001	2002	2003
	Note	HK$	HK$	HK$
Revenue from provision of telecommunication and other services, net		1,016,634	1,150,200	1,298,909
Cost of services provided	3	(584,352)	(457,963)	(322,753)

Gross profit		432,282	692,237	976,156

Operating expenses
Salaries and related costs		(149,237)	(196,158)	(220,350)
Sales and marketing expenses		(86,574)	(168,441)	(182,471)
General and administrative expenses		(169,661)	(227,768)	(284,290)
Provision for doubtful accounts receivable		(9,663)	(10,277)	(17,685)

Income from operations		17,147	89,593	271,360
Bank interest income		35,438	10,870	3,163
Interest expense		(4,542)	(3,504)	(601)
Loss on disposal of a subsidiary	4	—	—	(2,695)
Other income, net		10,935	502	4,373

Income before taxation	5	58,978	97,461	275,600
Income tax charge	6	(18,775)	(14,566)	(17,778)

Income after taxation		40,203	82,895	257,822
Minority interests		13,724	8,234	—

Net income		53,927	91,129	257,822

Earnings per share
Basic	7	11.0 cents	18.4 cents	46.7 cents

Diluted	7	10.9 cents	16.1 cents	41.9 cents

The accompanying notes are an integral part of these consolidated financial statements.

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Amounts in thousands except number of shares and per share amounts)

			August 31,
			2002	2003
	Note		HK$	HK$
ASSETS
Current assets
Cash and bank balances	20		309,583	402,034
Pledged bank deposits	16		5,000	29,608
Trade receivables, net	8	(a)	108,058	94,080
Other receivables, deposits and prepayments	8	(b)	27,287	34,714

Total current assets			449,928	560,436
Goodwill	9		4,261	3,196
Fixed assets, net	10		873,096	945,952
Other investments	17		—	23,370
Long term bank deposit	18		—	15,580

Total assets			1,327,285	1,548,534

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Loan from a former minority shareholder	14		22,500	—
Trade payables			126,280	113,384
Deposits received			18,189	19,908
Deferred service income			5,167	10,172
Other payables and accrued charges	11		182,858	164,552
Obligations under finance leases	12		2,949	—
Income taxes payable			24,979	22,895
Bank overdrafts — unsecured	20		19,180	—
Short-term bank loan — secured	20		—	18,174

Total current liabilities			402,102	349,085
Long-term liabilities
Deferred taxation	13		15,000	15,000

Total liabilities			417,102	364,085
Commitments and contingencies	15
Shareholders’ equity
Ordinary shares, par value $0.1 per share
— 2,000,000,000 shares authorised at August 31, 2002 and August 31, 2003
— 500,863,202 shares issued and outstanding at August 31, 2002, 604,959,787 shares issued and outstanding at August 31, 2003	19		50,086	60,496
Share premium			572,656	615,886
Retained profits			278,390	505,978
Exchange reserve			(38)	1,231
Warrant reserve			9,089	858

Total shareholders’ equity			910,183	1,184,449

Total liabilities and shareholders’ equity			1,327,285	1,548,534

The accompanying notes are an integral part of these consolidated financial statements.

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts in thousands, except number of shares)

		Ordinary shares
		Number of						Total
		shares	Amount	Share	Warrant	Exchange	Retained	shareholders
	Note	outstanding	outstanding	premium	reserve	reserve	profits	equity
			HK$	HK$	HK$	HK$	HK$	HK$
Balance at August 31, 2001		491,074,000	49,107	569,180	—	(242)	187,261	805,306
Issue of warrants		—	—	—	10,815	—	—	10,815
Expenses in connection with issue of new warrants		—	—	—	(1,058)	—	—	(1,058)
Shares issued upon exercise of warrants		6,729,202	673	2,686	(668)	—	—	2,691
Shares issued upon exercise of share options		3,060,000	306	790	—	—	—	1,096
Net income		—	—	—	—	—	91,129	91,129
Exchange adjustment on translation of the accounts of overseas subsidiaries		—	—	—	—	204	—	204

Balance at August 31, 2002		500,863,202	50,086	572,656	9,089	(38)	278,390	910,183

Balance at August 31, 2002		500,863,202	50,086	572,656	9,089	(38)	278,390	910,183
2003 interim dividends paid	21	—	—	—	—	—	(30,234)	(30,234)
Shares issued upon exercise of warrants		82,976,585	8,298	33,124	(8,231)	—	—	33,191
Shares issued upon exercise of share options		21,120,000	2,112	10,106	—	—	—	12,218
Net income		—	—	—	—	—	257,822	257,822
Exchange reserve realized upon disposal of a subsidiary		—	—	—	—	1,469	—	1,469
Exchange adjustment on translation of the accounts of overseas subsidiaries		—	—	—	—	(200)	—	(200)

Balance at August 31, 2003		604,959,787	60,496	615,886	858	1,231	505,978	1,184,449

The accompanying notes are an integral part of these consolidated financial statements.

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

	Year ended August 31,
	2001	2002	2003
	HK$	HK$	HK$
Cash flows from operating activities
Income before taxation	58,978	97,461	275,600
Amortization of goodwill	—	1,065	1,065
Depreciation of purchased fixed assets	77,187	124,563	173,619
Depreciation of fixed assets held under finance leases	5,660	3,727	1,336
Interest income	(35,438)	(10,870)	(3,163)
Interest expense	3,854	3,279	559
Interest element of finance leases	688	225	42
Loss on disposal of fixed assets	3,512	2,414	427
Loss on disposal of a subsidiary	—	—	2,695
Decrease/(increase) in trade receivables, other receivables, deposits and prepayments	39,943	(15,211)	6,455
(Decrease)/increase in trade payables, other payables, accrued charges, deposits received and deferred service income	(111,091)	89,747	(23,673)

Net cash inflow generated from operations	43,293	296,400	434,962

Interest paid	(3,854)	(3,279)	(559)
Interest element of finance leases	(688)	(225)	(42)
Hong Kong profits tax paid	—	(4,107)	(18,107)
Overseas tax paid	—	(345)	(1,754)

Net cash inflow from operating activities	38,751	288,444	414,500

Investing activities
Acquisition of additional interest in a subsidiary (Note (*) below)	—	(7,500)	—
Increase/decrease in prepayments for fixed assets	(54,929)	54,929	—
Decrease in bank deposits	133,480	20,000	—
(Increase)/decrease in pledged bank deposits	2,000	23,000	(24,608)
Increase in long term bank deposits	—	—	(15,580)
Purchases of fixed assets	(166,037)	(579,066)	(250,209)
Interest received	35,438	10,870	3,163
Purchase of other investments	—	—	(23,370)
Proceeds from disposal of fixed assets	1,279	2,555	1,552
Disposal of a subsidiary, net of cash disposed (Note (**) below)	—	—	(582)

Net cash outflow from investing activities	(48,769)	(475,212)	(309,634)

Net cash inflow/(outflow) before financing activities	(10,018)	(186,768)	104,866

(Continued)

The accompanying notes are an integral part of these consolidated financial statements.

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(Amounts in thousands)

	Year ended August 31,
	2001	2002	2003
	HK$	HK$	HK$
Financing activities
Issue of new shares	382	3,787	45,409
Issue of warrants	—	10,815	—
Expenses in connection with the issue of warrants	—	(1,058)	—
Loan from a minority shareholder	22,500	—	—
Repayment of loan to a former minority shareholder	—	—	(22,500)
Repayment of capital element of finance leases	(4,095)	(4,435)	(2,949)
Dividend paid	(4,907)	—	(30,234)

Net cash inflow/(outflow) from financing activities	13,880	9,109	(10,274)

Increase/(decrease) in cash and cash equivalents	3,862	(177,659)	94,592
Cash and cash equivalents at the beginning of year	460,628	467,750	290,403
Effect of foreign exchange rate changes on cash and cash equivalents	3,260	312	(1,135)

Cash and cash equivalents at the end of year (Note 20)	467,750	290,403	383,860

Note (*):

Acquisition of additional interest in a subsidiary

	Year ended August 31,
	2001	2002	2003
	HK$	HK$	HK$
Minority interests acquired	—	6,483	—
Goodwill on acquisition	—	1,017	—

	—	7,500	—

Satisfied by:
Cash	—	7,500	—

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(Amounts in thousands)

Note (**):

Disposal of a subsidiary

	Year ended August 31,
	2001	2002	2003
	HK$	HK$	HK$
Fixed assets	—	—	1,354
Accounts receivable, other receivables, deposits and prepayments	—	—	1,914
Cash and bank balances	—	—	714
Accounts payable, other payables, accrued charges, deposits received and deferred service income	—	—	(805)
Taxation payable	—	—	(1)

Net assets disposed of	—	—	3,176
Exchange reserve transferred to Statements of income	—	—	1,469
Net loss on disposal	—	—	(2,695)

Sale proceeds	—	—	1,950
Less: Cash and cash equivalents of the disposed subsidiary	—	—	(714)
Sale proceeds receivable (Note 4)	—	—	(1,818)

Net cash outflow in respect of the disposal of a subsidiary	—	—	(582)

These consolidated statements of cash flows are prepared in accordance with Hong Kong Statement of Standard Accounting Practice (“SSAP”) No. 15 (revised) “Cash Flow Statements” which differs in certain respects from U.S. Statement of Financial Accounting Standard No. 95 (“SFAS 95”) “Statement of Cash Flows”. The principal differences are explained in Note 29(d).

The accompanying notes are an integral part of these consolidated financial statements.

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

As of August 31, 2003, the Company had the following principal direct and indirect subsidiaries:

	Place and date of establishment/	Issued	Percentage holding		Nature of
Name	operation	capital	Direct	Indirect	business
963673 Ontario Limited	Canada November 12, 1991	Common CAD502,000	—	100	Investment holding in Canada

Attitude Holdings Limited	British Virgin Islands November 3, 1997	Ordinary US$1	—	100	Inactive

Automedia Holdings Limited	British Virgin Islands January 23, 2001	Ordinary US$1	100	—	Investment holding in Hong Kong

City Telecom (B.C.) Inc.	Canada February 25, 1992	Common CAD501,000	—	100	Provision of international telecommunications and dial-up internet access services in Canada

City Telecom (Canada) Inc.	Canada October 6, 1997	Common CAD100	—	100	Maintenance of switching equipment and provision of operational services in Canada

City Telecom Inc.	Canada September 19, 1991	Common CAD1,000	—	100	Provision of international telecommunications and dial-up internet access services in Canada

City Telecom International Limited	British Virgin Islands May 8, 1997	Ordinary US$5,294	100	—	Investment holding in Hong Kong

City Telecom (USA) Inc.	USA May 5, 1997	Common US$1	—	100	Inactive

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	Description of business and basis of presentation (Continued)

	Place and date of establishment/	Issued	Percentage holding		Nature of
Name	operation	capital	Direct	Indirect	business
Credibility Holdings Limited	British Virgin Islands December 18, 1998	Ordinary US$1	100	—	Investment holding in Hong Kong

CTI Guangzhou Customer Service Co. Ltd. (translated, but not the registered name)	The People’s Republic of China (“the PRC”) April 29, 2002	Paid in capital of HK$8,000,000	100	—	Provision of administrative support services in the PRC

CTI International Limited	Hong Kong August 23, 1999	Ordinary HK$10,000,000	—	100	Inactive

CTI Marketing Company Limited	Hong Kong August 23, 1999	Ordinary HK$10,000	—	100	Provision of media marketing services in Hong Kong

Golden Trinity Holdings Limited	British Virgin Islands June 11, 1997	Ordinary US$1	100	—	Investment holding in Hong Kong

Hong Kong Broadband Network Limited	Hong Kong August 23, 1999	Ordinary HK$383,049	—	100	Provision of international telecommunications and fixed telecommunications network services in Hong Kong

IDD1600 Company Limited (formerly known as Seabright Associates Limited)	Hong Kong November 4, 1998	Ordinary HK$2	—	100	Provision of international telecommunications services in Hong Kong

iStore.com Limited	Hong Kong September 17, 1999	Ordinary HK$10,000	—	100	Inactive

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	Description of business and basis of presentation (Continued)

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants (“HKGAAP”). They have been prepared under the historical cost convention except that, as disclosed in the accounting policies below, other investments are stated at fair value. These principles differ in certain significant respects from generally accepted accounting principles in the United States of America (“U.S.GAAP”), details of which are set out in Note 29.

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

The consolidated financial statements include the financial statements of the Company and all its subsidiaries as of August 31, 2002 and 2003, and the results of operations, cash flows and changes in shareholders’ equity for the years ended August 31, 2001, 2002 and 2003. All significant inter-company transactions and balances are eliminated on consolidation.

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

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Principal accounting policies (Continued)

(b)	Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Company’s share of the net assets of the acquired subsidiary at the date of acquisition.

Goodwill on acquisitions that occurred prior to September 1, 2001 was written off against reserves.

Goodwill on acquisitions occurring on or after September 1, 2001 is separately shown on the consolidated balance sheets and is amortized using the straight-line method over its estimated useful life. Goodwill arising on major strategic acquisitions of the Company to expand its product or geographical market coverage is amortized over a period of more than 20 years.

Where an indication of impairment exists, the carrying amount of goodwill, including goodwill previously written off against reserves, is assessed and written down immediately to its recoverable amount and is accounted for in the profit and loss account.

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

Leasehold land is depreciated over the period of the lease while other tangible fixed assets are depreciated at rates sufficient to write off their costs less accumulated impairment losses over their estimated useful lives on a straight-line basis. The principal annual rates are as follows:

Leasehold land	2%
Leasehold buildings	2%
Furniture, fixtures and fittings	25%
Telecommunications, computer and office equipment	7% - 25%
Auto-diallers	25%
Motor vehicles	25%

Depreciation of leasehold improvements is calculated to write off their cost less accumulated impairment losses over the unexpired periods of the leases or their expected useful lives to the Company, whichever is shorter.

Major costs incurred in restoring fixed assets to their normal working condition are charged to the consolidated statements of income. Improvements are capitalized and depreciated over their expected useful lives to the Company.

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that fixed and other long lived assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognized to reduce the assets to its recoverable amount. Such impairment losses are recognized in the consolidated statements of income. No such impairment losses were required in the three years ended August 31, 2003.

The gain or loss on disposal of a fixed asset is the difference between the net sale proceeds and the carrying amount of the relevant asset, and is recognized in the consolidated statements of income.

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

(e)	Other investments

Other investments are carried at fair value. At each balance sheet date, the net unrealized gains or losses arising from the changes in fair value of other investments are recognized in the consolidated statements of income. Profits or losses on disposal of other investments, representing the difference between the net sales proceeds and the carrying amounts, are recognized in the consolidated statements of income as they arise.

(f)	Accounts receivable

Provision is made against accounts receivable to the extent they are considered to be doubtful. Accounts receivable in the consolidated balance sheets are stated net of such provision.

(g)	Deferred taxation

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

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Principal accounting policies (Continued)

(h)	Translation of foreign currencies

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at the rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the consolidated statements of income.

The balance sheets of subsidiaries expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the statements of income are translated at an average rate for the year. Exchange differences are dealt with as a movement in reserves.

(i)	Cash and cash equivalents

Cash equivalents are stated at cost, which approximates fair value because of the short-term maturity of these instruments. For the purposes of the consolidated statements of cash flows, cash and cash equivalents are short-term highly liquid investments, which are readily convertible into cash and have original maturity of three months or less at the date of acquisition, and short-term loans and overdrafts repayable within three months.

(j)	Provisions

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

(k)	Contingent liabilities and contingent assets

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

A contingent liability is not recognized but is disclosed in the notes to the consolidated financial statements. When a change in the probability of an outflow occurs so that outflow is probable, they will then be recognized as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Company.

Contingent assets are not recognized but are disclosed in the notes to the consolidated financial statements when an inflow of economic benefits is probable. When inflow is virtually certain, an asset is recognized.

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Principal accounting policies (Continued)

(l)	Revenue recognition

Revenue for the provision of international telecommunications and fixed telecommunications network services is recognized, net of discounts, when the services are rendered.

Revenue received in advance for the provision of international telecommunications services using calling cards is deferred and amortized based on the estimated actual usage by customers. Revenue received in advance for provision of fixed telecommunications network services is amortized on a straight line basis over the life of the subscriber agreement.

Interest income is recognized on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

(m)	Employee benefits

(i)	Employee leave entitlements

Employee entitlements to annual leave and long service leave are recognized when they accrue to employees. A provision is made for the estimated liability for annual leave and long-service leave as a result of services rendered by employees up to the balance sheet date.

Employee entitlements to sick leave and maternity or paternity leave are not recognized until the time of leave.

(ii)	Profit sharing and bonus plans

Provisions for profit sharing and bonus plans due wholly within twelve months after balance sheet date are recognized when the Company has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

(iii)	Retirement benefit costs

The Company contributes to defined contribution retirement schemes which are available to all employees. Contributions to the schemes by the Company and employees are calculated as a percentage of employees’ basic salaries. The retirement benefit scheme cost charged to the consolidated statements of income represents contributions payable by the Company to the fund. The Company’s contributions are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions.

The assets of the scheme are held separately from those of the Company in an independently administered fund.

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Principal accounting policies (Continued)

(n)	Research and development costs

Research and development costs of new services and enhancements to existing services are charged to the consolidated statements of income as incurred.

Total research and development expenses incurred for the years ended August 31, 2001, 2002 and 2003 amounted to HK$2,791,000, HK$2,166,000 and HK$2,622,000 respectively.

(o)	Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of that asset. All other borrowing costs are charged to the consolidated statements of income in the year in which they are incurred.

No borrowing costs were capitalized for the three years ended August 31, 2003.

(p)	Segment reporting

In accordance with the Company’s internal financial reporting, the Company has determined that business segments be presented as the primary reporting format and geographical as the secondary reporting format.

Segment assets consist primarily of goodwill, fixed assets, receivables and operating cash. Segment liabilities comprise operating liabilities and exclude items such as taxation and certain corporate borrowings. Capital expenditure comprises additions to fixed assets.

In respect of geographical segment reporting, sales are reported based on the country in which the customer is located. Total assets and capital expenditure are reported based on where the assets are located.

(q)	Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from these estimates. Please also refer to critical accounting estimate in Note 3 below.

3	Cost of services provided

Management of the Company make their best estimates for charges of the Universal Services Contribution (“USC”) payable to PCCW-HKT Telephone Limited (“PCCW”) in order to fund the costs of network development incurred by PCCW in remote areas in Hong Kong (“the Development”). Such estimated costs are included as part of the costs of rendering its services of the Company. The estimate is made based on the provisional rates announced by The Office of the Telecommunications Authority (the “OFTA”) and effective up to the date of the release of the financial statements of the Company. The OFTA periodically reviews the actual costs incurred by PCCW in the Development and revises the amounts owed to PCCW or to be refunded by it to the respective USC contributing parties, including the Company (“the Rate Revisions”). Accordingly, the estimate made by management is subject to changes based on the Rate Revisions identified during a financial year and up to the date prior to the release of the financial statements of the Company. The Company adjusts such differences as an addition or reduction of the corresponding costs of services in that particular reporting period.

Any sum received in advance from PCCW as an estimated refund of USC on a provisional basis, which is subject to the final confirmation and determination of OFTA, is recorded in other payables and accrued charges in the Company’s balance sheet.

On November 30, 2002, the OFTA issued a statement (the “November 2002 Statement”) on the USC which confirms the actual USC payable by USC contributing parties for the calender year 2000. As a result of the November 2002 Statement, in February 2003, the Company received a refund of USC paid for the period from January 1, 2000 to December 31, 2000 of HK$40,585,606 and this has been set off against the cost of services of the Company in the current year.

On March 8, 2003, the Company also received in advance a sum of HK$56,488,570 from PCCW as the estimated refund of the USC paid for the period from January 1, 2001 to June 30, 2002 on a provisional basis (“the Provisional Refund”). On October 20, 2003, OFTA issued another statement (the “October 2003 Statement”) on the USC and confirmed the contribution level for calender year 2001. Accordingly, HK$40,276,440 out of the Provisional Refund and an additional refund of HK$3,257,071 payable by PCCW to the Company for the period from January 1, 2001 to December 31, 2001 were set of against costs of services of the Company in the current year. The Company has therefore set off against costs a total of HK$84,119,117 in respect of USC Refund in the current year.

The remaining HK$16,212,130 of the Provisional Refund received by the Company, being the provisional refund of the USC for the period from January 1, 2002 to June 30, 2002, is still subject to confirmation of OFTA. The amount has been included in other payables and accrued charges in the Company’s consolidated balance sheet as at August 31, 2003.

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4	Loss on disposal of a subsidiary

In the current year, the Company’s operation in Japan was discontinued following the disposal of its subsidiary operating in Japan to a company wholly-owned by a relative of a director of the subsidiary (the “Purchaser”). The subsidiary was sold for a consideration of JPY30,000,000 (equivalent to HK$1,950,000) which is to be paid by the Purchaser in thirty monthly instalments commencing from July 15, 2003. The disposal resulted in a loss of HK$2,695,000 which was recognized in the consolidated statements of income.

As at August 31, 2003, HK$1,818,000 receivable from the Purchaser is included in other receivables, deposits and prepayments. HK$780,000 and HK$1,038,000 are expected to be received within one year and after one year respectively.

5	Income before taxation

	Year ended August 31,
	2001	2002	2003
	HK$’000	HK$’000	HK$’000
Income before taxation is stated after charging:
Amortization of goodwill	—	1,065	1,065
Depreciation of purchased fixed assets	77,187	124,563	173,619
Depreciation of fixed assets held under finance leases	5,660	3,727	1,336
Exchange losses, net	—	508	—
Operating lease charges in respect of:—	17,908	11,486	6,481
Land and buildings Computer equipment	7,715	5,141	100
Retirement benefit costs — defined contribution plans (Note 24)	4,082	11,335	15,843
Interest expense comprises:
Interest element of finance leases	688	225	42
Interest on bank overdrafts	928	235	210
Interest paid to third parties	1,468	2,198	349
Interest paid to a minority shareholder	1,458	846	—

Total interest expenses	4,542	3,504	601

Other income comprises:—
Exchange gains, net	2,694	—	1,291
Late payment charges	1,284	—	—
Others	6,957	1,010	3,082

	10,935	1,010	4,373

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6	Provision for income taxes

Provisions for income taxes

	Year ended August 31,
	2001	2002	2003
	HK$’000	HK$’000	HK$’000
Hong Kong	59,210	95,396	272,016
Overseas	(232)	2,065	3,584

Income before taxation	58,978	97,461	275,600

Income tax (expense)/credit consists of the following:

	Year ended August 31,
	2001	2002	2003
	HK$’000	HK$’000	HK$’000
Hong Kong income tax
— current (note (a))	(21,746)	(18,000)	(15,300)
— overprovision in prior years	4,200	10,665	—
— deferred (Note 13)	(1,000)	(9,515)	—
Overseas taxation
— current (note (b))	(229)	(116)	(2,478)
— overprovisions in prior years	—	2,400	—

	(18,775)	(14,566)	(17,778)

(a)	The Company is subject to tax on an entity basis on income arising in or derived from Hong Kong. The rate of taxation of the Company operating in Hong Kong for each of the two years ended August 31, 2001 and 2002 is 16% and for the year ended August 31, 2003 is 17.5%. In 2003, the Hong Kong government enacted a change in the profits tax rate from 16% to 17.5% for the fiscal year 2003/2004.

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6	Provision for income taxes (Continued)

(b)	Taxation on overseas profits has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the Company operates.

The provision for income taxes attributable to income for the years ended August 31, 2001, 2002 and 2003 differs from the amount of income taxes determined by applying the applicable Hong Kong statutory income tax rate to pre-tax income as a result of the following differences:

	Year ended August 31,
	2001	2002	2003
	HK$’000	HK$’000	HK$’000
Hong Kong statutory tax rate	16%	16%	17.5%
Income tax expense at the Hong Kong statutory tax rate	8,492	15,594	48,230
Effect of expenses not deductible for income taxes	1,944	11,094	2,217
Effect of income not subject to income taxes	(5,739)	(1,467)	(2,880)
Overprovision for Hong Kong income tax in prior years	(4,200)	(10,665)	—
Overprovision for Overseas income tax in prior years	—	(2,400)	—
Effect of income tax rate differential between Hong Kong and other jurisdictions	(465)	(285)	1,490
Effect of tax loss not recognised	38,276	34,721	(21,700)
Effect of temporary differences not provided for	(18,277)	(31,878)	(10,235)
Others	(1,256)	(148)	656

Provision for income taxes	18,775	14,566	17,778

Income tax expense is affected by temporary differences between income for tax and book purposes because, under HKGAAP, provision for deferred taxation is only made for such differences to the extent that a liability or an asset is expected to be payable or receivable in the foreseeable future. For purposes of the reconciliation of the Company’s financial statements to U.S.GAAP, deferred taxation has to be provided in full on such temporary differences, the details of which are set out in Note 29.

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7	Earnings per share

	Year ended August 31,
	2001	2002	2003
	HK$’000	HK$’000	HK$’000
Net income	53,927	91,129	257,822

	No. of shares	No. of shares	No. of shares
	in thousand	in thousand	in thousand
Weighted average number of shares in issue	490,679	495,181	552,600
Incremental shares from assumed exercise of share options	3,770	11,219	7,112
Incremental shares from assumed exercise of warrants	—	59,489	55,390

Diluted weighted average number of shares	494,449	565,889	615,102

Basic earnings per share	HK$11.0 cents	HK$18.4 cents	HK$46.7 cents
Diluted earnings per share	HK$10.9 cents	HK$16.1 cents	HK$41.9 cents

Earnings per share are calculated based on the weighted average number of issued ordinary shares and, as appropriate, diluted ordinary shares equivalent outstanding for each of the relevant years and the related income amount. The number of incremental shares from assumed exercise of share options and warrants has been determined using the treasury stock method.

8	Receivables

(a)	Trade receivables, net

	August 31,
	2002	2003
	HK$’000	HK$’000
Trade receivables	125,197	116,996
Less: provision for doubtful debts	(17,139)	(22,916)

	108,058	94,080

Changes in the provision for doubtful debts consist of:

	Year ended August 31,
	2001	2002	2003
	HK$’000	HK$’000	HK$’000
Balance at beginning of the year	11,455	14,362	17,139
Additions charged to expense	9,663	10,277	17,685
Write-off	(6,756)	(7,500)	(11,908)

Balance at the end of the year	14,362	17,139	22,916

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8	Receivables (Continued)

(b)	Other receivables, deposits and prepayments

	August 31,
	2002	2003
	HK$’000	HK$’000
Deposits for purchase of fixed assets	12,520	8,051
Deposits for lease of land and building	3,686	4,121
Network connection charges receivables	—	11,982
Prepayments	4,662	6,475
Receivables from disposal of a subsidiary (Note 4)	—	1,818
Others	6,419	2,267

	27,287	34,714

9	Goodwill

	August 31,
	2002	2003
	HK$’000	HK$’000
Cost
At the beginning of the year	—	5,326
Deemed acquisition of additional interest in a subsidiary through subscription of rights issue (Note (a))	4,309	—
Acquisition of additional interest in a subsidiary from a minority shareholder (Note (b))	1,017	—

At the end of the year	5,326	5,326

Accumulated amortization
At the beginning of the year	—	1,065
Charge for the year	1,065	1,065

At the end of the year	1,065	2,130

Net book value
At the end of the year	4,261	3,196

(a)	On January 10, 2002, the Company increased its shareholdings in a subsidiary, Hong Kong Broadband Network Limited (“HKBN”), from 85% to 96% through the subscription of shares under a rights issue. The minority shareholder, KDDI Corporation, did not subscribe under the rights issue. The subscription price of HK$169,829,400 was settled in cash.

(b)	On March 13, 2002, the Company purchased the remaining 15,000 ordinary shares in HKBN from KDDI Corporation for cash consideration of HK$7,500,000. As a result, HKBN became the wholly owned subsidiary of the Company.

Goodwill was recognized on both transactions for the amount of the excess of the purchase price paid over the net book value (which approximates fair value) of the assets acquired, and is amortized on a straight-line basis over five years.

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10	Fixed assets, net

			Furniture,	Tele-
	Leasehold	Leasehold	fixtures	communications
	land and	improve-	and	computers and	Auto-	Motor
	buildings	ments	fittings	office equipment	diallers	vehicles	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Cost
At September 1, 2001	45,069	44,351	8,835	500,716	17,190	5,046	621,207
Exchange adjustments	—	(6)	(11)	(145)	(2)	—	(164)
Additions	13,113	9,529	1,034	552,496	80	2,814	579,066
Disposals	—	—	—	(7,920)	—	—	(7,920)

At August 31, 2002	58,182	53,874	9,858	1,045,147	17,268	7,860	1,192,189

At September 1, 2002	58,182	53,874	9,858	1,045,147	17,268	7,860	1,192,189
Exchange adjustments	—	181	89	2,115	—	—	2,385
Additions	3,417	4,174	1,957	239,629	—	1,032	250,209
Disposals	—	(2,038)	—	(5,324)	—	—	(7,362)
Disposal of a subsidiary	—	—	(984)	(2,904)	(301)	—	(4,189)

At August 31, 2003	61,599	56,191	10,920	1,278,663	16,967	8,892	1,433,232

Accumulated depreciation
At September 1, 2001	1,277	11,488	4,860	158,596	13,788	3,802	193,811
Exchange adjustments	—	(5)	(1)	(51)	—	—	(57)
Charge for the year	1,031	5,204	1,449	118,052	1,648	906	128,290
Disposals	—	—	—	(2,951)	—	—	(2,951)

At August 31, 2002	2,308	16,687	6,308	273,646	15,436	4,708	319,093

At September 1, 2002	2,308	16,687	6,308	273,646	15,436	4,708	319,093
Exchange adjustments	—	82	36	1,332	—	—	1,450
Charge for the year	1,186	6,332	1,572	163,443	1,140	1,282	174,955
Disposals	—	(1,830)	—	(3,553)	—	—	(5,383)
Disposal of a subsidiary	—	—	(409)	(2,279)	(147)	—	(2,835)

At August 31, 2003	3,494	21,271	7,507	432,589	16,429	5,990	487,280

Net book value
At August 31, 2002	55,874	37,187	3,550	771,501	1,832	3,152	873,096

At August 31, 2003	58,105	34,920	3,413	846,074	538	2,902	945,952

(a)	The interests in leasehold land and buildings situated in Hong Kong at their net book values are analyzed as follows:

	August 31,
	2002	2003
	HK$’000	HK$’000
Leases of between 10 to 50 years	55,874	58,105

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10	Fixed assets, net (Continued)

(b)	Certain telecommunications, computer equipment and office equipment are held under finance leases. The total cost of these assets and the related accumulated depreciation as of the end of each of the relevant years are as follows:

	August 31,
	2002	2003
	HK$’000	HK$’000
Cost	23,581	23,581
Accumulated depreciation	(19,519)	(23,581)

	4,062	—

(c)	The net book value of fixed assets pledged as security for a loan from a former minority shareholder (Note 14) amounted to nil (August 31, 2002: HK$12,714,000).

11	Other payables and accrued charges

	August 31,
	2002	2003
	HK$’000	HK$’000
Accrual for staff salaries and bonus	25,944	42,795
Accrual for transmission costs	7,388	—
Accrual for vetting charges	—	2,775
Accrual for porting charges	—	2,001
Accrual for international call forwarding service charges	—	1,452
Payable for additions of fixed assets	129,204	76,341
Payable for advertising and promotional expenses	3,601	5,645
Payable for site rentals and rates	4,008	—
Payable for USC	—	2,817
Provisional refund of USC (Note 3)	—	16,212
Others	12,713	14,514

	182,858	164,552

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12	Obligations under finance leases

	August 31,
	2002	2003
	HK$’000	HK$’000
Minimum lease payments:
- within one year	3,003	—
- in the second year	—	—

	3,003	—
Future finance charges on finance leases	(54)	—

Present value of finance lease liabilities	2,949	—

The present value of finance lease liabilities is as follows
- within one year	2,949	—
- in the second year	—	—

	2,949	—

13	Deferred taxation

The potential deferred tax liabilities/(assets) and the amounts provided/(recognized) are as follows:

	August 31, 2002		August 31, 2003
	Full potential		Full potential
	liabilities/	Provision	liabilities/	Provision
	(assets)	made	(assets)	made
	HK$’000	HK$’000	HK$’000	HK$’000
Accelerated depreciation allowances	84,978	15,000	110,925	15,000
Tax losses	(127,522)	—	(105,822)	—

	(42,544)	15,000	5,103	15,000

Movements in deferred taxation are as follows:

	Year ended August 31,
	2001	2002	2003
	HK$’000	HK$’000	HK$’000
Balance at the beginning of the year	4,485	5,485	15,000
Transfer from consolidated statements of income (Note 6)	1,000	9,515	—

Balance at the end of the year	5,485	15,000	15,000

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14	Loan from a former minority shareholder

As at August 31, 2002, the balance was a loan from a former minority shareholder, which was due on or before June 25, 2003, bearing interest at a fixed rate of 7% per annum.

As security for the Company’s obligations to the former minority shareholder, the subsidiary has pledged a property in favour of the former minority shareholder (Note 10(c)). In November 2002 the Company repaid the HK$22.5 million loan plus accrued interest and the security under the loan was released.

15	Commitments and contingencies

(a)	Capital commitments

	August 31,
	2002	2003
	HK$’000	HK$’000
Purchases of telecommunications, computer and office equipment
-contracted but not provided for	139,009	122,540

(b)	Commitments under operating leases

As of August 31, 2002 and 2003, the Company had future aggregate minimum lease payments under non-cancelable operating leases as follows:

	August 31,
	2002	2003
	HK$’000	HK$’000
Leases in respect of land and buildings which are payable:
- within one year	6,970	10,229
- in the second year	1,874	3,240
- in the third year	—	28

	8,844	13,497

Leases in respect of telecommunications facilities and computer equipment which are payable:
- within one year	8,199	22,996
- in the second year	528	8,324
- in the third year	—	22
- in the fourth year	—	22

	8,727	31,364

	17,571	44,861

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15	Commitments and contingencies (Continued)

(c)	Contingent liabilities

	August 31,
	2002	2003
	HK$’000	HK$’000
Bank guarantees provided to suppliers (Note 16(b)(i))	—	7,812
Bank guarantee in lieu of utility deposits (Note 16(b)(ii))	—	3,622

	—	11,434

(d)	Pending litigation

(i)	In July 1998, Cable & Wireless HKT, a Hong Kong company, commenced proceedings against the Company and served a statement of claim which alleged that the Company has breached the terms of a contract it had with Cable & Wireless HKT and committed an economic tort. The Company denied these allegations in a comprehensive defense which included a counterclaim against the plaintiffs seeking damages for anti-competitive practices conducted by Cable & Wireless HKT in Hong Kong. Neither the claim by Cable & Wireless HKT nor the counterclaim by the Company has been quantified. The directors believe that the allegations against the Company are without merit and intend to defend the litigation vigorously. The case is currently in its discovery phase and no provision against the claims has been made in the consolidated financial statements.

(ii)	In January 1999, Jade Com Development Limited (“Jade Com”) commenced proceedings against the Company and two directors of the Company, alleging them of repudiation of an international carrier service agreement executed between Jade Com and Attitude Holdings Limited, a wholly-owned subsidiary of the Company. Jade Com claimed damages for breach of contract and misrepresentation and alleged that the Company has a remaining commitment of approximately US$3.6 million under the agreement. The Company filed a defense in May 1999 on the basis that Jade Com had breached a condition of the agreement that they obtain the necessary legal approvals and licenses necessary for the provision of their services. In February 2001, the parties consented to adjourn the case indefinitely with liberty to restore. No provision has been made in the consolidated financial statements with respect to the litigation.

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15	Commitments and contingencies (Continued)

(d)	Pending litigation (Continued)

(iii)	In June 1999, New World Telephone Limited (“New World”) commenced proceedings against the Company. The dispute arose from certain contractual arrangements between the parties whereby New World provided carrier services to the Company for the Company’s incoming and outgoing international telephone call traffic through New World’s telecommunication network facility and operation system. In the proceedings, New World alleged, inter alia, that the Company failed to settle the interconnection fees of the same amount payable to New World and that New World is entitled to recover delivery fees allegedly paid by mistake to the Company. New World’s claim is approximately HK$96.4 million. The directors believe that the Company is entitled to set off the interconnection fees payable to New World against the delivery fees receivable by the Company. Defences were filed in August and October 1999 to the same effect. The Company has instructed its solicitors to defend the case vigorously. The proceedings have reached the stage of discovery but New World has not taken any steps in the proceedings since November 1999. No provision against the claims has been made in the consolidated financial statements.

16	Pledge of assets

(a)	As at August 31, 2002, the Company had deposits of HK$5,000,000 at a bank as sureties to the Office of the Telecommunications Authority (“OFTA”) for the due performance of the terms of the Wireless Fixed Telecommunications Network Services License (“WFTNS”).

On March 28, 2003, the terms of the licence had all been satisfied by the Company. The OFTA then issued a certificate of completion and the pledged deposits were released accordingly.

(b)	As at August 31, 2003, the Company had the following pledge of bank deposits:

(i)	bank deposits of HK$7,812,000 (2002: Nil) to secure bank guarantees of the same amounts issued by the banks to third party suppliers of the Company to guarantee the due payment for the products and services procured by the Company from these third party suppliers (Note 15(c)).

(ii)	bank deposits of HK$3,622,000 (2002: Nil) to secure bank guarantee issued by a bank in lieu of utility deposits (Note 15(c)).

(c)	On October 9, 2002, the Company entered into a HK$200,000,000 long-term loan facility with The Hong Kong and Shanghai Banking Corporation Limited (“HSBC”) to provide funding for the further development of the fixed telecommunications network of Hong Kong Broadband Network Limited (“HKBN”), which is a wholly-owned subsidiary of the Company. All amounts under the facility should be drawn by December 31, 2004. The principal balance drawn-down is to be repaid in 60 equal monthly instalments beginning in January 2005.

The Company must comply with certain covenants under the facility. The Company has not drawn any amount under this facility as of August 31, 2003.

(d)	As at August 31, 2003, the short-term bank loan was secured by a pledged bank deposit of HK$18,174,000.

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17	Other investments

	August 31
	2002	2003
	HK$’000	HK$’000
Debt securities, at fair value unlisted outside Hong Kong	—	23,370

18	Long term bank deposit

The balance is a ten-year US$2 million (equivalent to HK$15,580,000) deposit placed with a bank in which the Company receives a floating rate deposit interest while the principal amount is fully protected. An interest rate of 10% per annum has been guaranteed for the first year. The deposit will be terminated once the cumulative interest reaches the predetermined accrued interest cap at 13% per annum or the aggregate interest amount of US$260,000 (equivalent to HK$2,025,000), or otherwise, will reach maturity on August 22, 2013 when interest will be paid out at the guaranteed accrued interest rate of 13% per annum or the aggregate interest amount of US$260,000 (equivalent to HK$2,025,000).

19	Share capital

	Authorised
	(Ordinary shares of HK$0.10 each)
	No. of shares	HK$’000
At August 31, 2001, August 31, 2000 and August 31, 2003	2,000,000,000	200,000

	Issued and fully paid (Ordinary shares of HK$0.10 each)
	August 31, 2002		August 31, 2003
	No. of shares	HK$’000	No. of shares	HK$’000
At the beginning of the year	491,074,000	49,107	500,863,202	50,086
Exercise of share options (note (a) and (b))	3,060,000	306	21,120,000	2,112
Exercise of warrants (Note (d))	6,729,202	673	82,976,585	8,298

At the end of the year	500,863,202	50,086	604,959,787	60,496

(a)	During the year ended August 31, 2002, 2,120,000 shares were issued at a price of HK$0.26 per share and 940,000 shares were issued at a price of HK$0.58 per share to the share option holders who exercised their subscription rights. These shares rank pari passu with the then existing shares in issue.

(b)	During the year ended August 31, 2003, 100,000 shares were issued at a price of HK$0.26 per share and 21,020,000 shares were issued at a price of HK$0.58 per share to the share option holders who exercised their subscription rights. These shares rank pari passu with the then existing shares in issue.

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19	Share capital (continued)

(c)	Details of the share option scheme of the Company, the share options granted by the Company during the relevant years and the options outstanding at August 31, 2002 and 2003 are set out in Note 25.

(d)	The Company effected a warrant issue at a price of HK$0.11 per warrant to qualifying shareholders (shareholders domiciled in Hong Kong) for cash during the year ended August 31, 2002. The issue price per warrant of HK$0.11 and the initial subscription price of HK$0.40 per share were determined after negotiation between the Company and Top Group as underwriter. Top Group is a significant shareholder whose directors are the chairman and managing director of the Company. The Company believes that the terms of the warrant issue were no less favourable than terms available from third parties. One warrant was offered for every five existing shares held on the date of record. The warrants entitle the holders to subscribe HK$39,325,920 in cash, at any time on or before November 1, 2004, for ordinary shares of the Company at a price of HK$0.40 per share (subject to adjustment). If the warrants are fully exercised, the Company will be required to issue 98,314,800 additional shares. During the year ended August 31, 2003, 82,976,585 (2002: 6,729,202) warrants were exercised for an equivalent number of shares and 8,609,013 (2002: 91,585,598) warrants were outstanding at year end. The shares issued rank pari passu with the then existing shares in issue.

20	Cash and cash equivalents

	August 31,
	2002	2003
	HK$’000	HK$’000
Cash and bank balances	101,839	88,119
Bank deposits	207,744	313,915
Bank overdrafts — unsecured	(19,180)	—
Short-term bank loan — secured	—	(18,174)

	290,403	383,860

21	Dividends

	Year ended August 31,
	2001	2002	2003
	HK$’000	HK$’000	HK$’000
Interim, declared and paid, of HK$0.05 (2002: Nil, 2001: HK$0.01) per ordinary share	4,907	—	30,234
Final, proposed, of HK$0.075 (2002 and 2001: Nil) per ordinary share	—	—	45,372

	4,907	—	75,606

Note:	At a board meeting held on November 24, 2003 the directors proposed a final dividend of HK$0.075 per ordinary share for the year ended August 31, 2003. This dividend is not reflected as a dividend payable in the consolidated financial statements, but will be reflected as an appropriation of retained earnings for the year ending August 31, 2004.

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22	Banking facilities

The Company’s banking facilities as of each balance sheet date, denominated in Hong Kong dollars and Japanese Yen, can be analysed as follows:

	Amount available		Amount utilized		Terms as of August 31, 2003
	August 31,		August 31,		Interest rate	Repayment terms
	2002	2003	2002	2003
	HK$’000	HK$’000	HK$’000	HK$’000
Bank overdrafts/bank loans	55,400	232,000	19,180	18,174	Prime + 1% or HIBOR + 1.5% or commercial best lending rate	Repayable on demand

The prime rate and HIBOR rate were 5.00% and 1.16% respectively, as of August 31, 2003. The prime rate is determined by the individual banks and is subject to revision from time to time.

The utilized banking facilities as of August 31, 2002 and 2003 were denominated in Japanese Yen. The weighted average interest rates of short-term borrowings of the Company were 1.03% and 0.85% as of August 31, 2002 and 2003, respectively.

23	Related party transactions

Significant related party transactions, which were carried out in the normal course of the Company’s business are as follows:

	Year ended August 31,
	2001	2002	2003
	HK$’000	HK$’000	HK$’000
Calling charges payable to KDDI Corporation (Note (a))	34,106	13,161	—
Interest expenses payable to KDDI Corporation (Note (b))	1,458	846	—
Disposal of a subsidiary (Note 4)	—	—	1,950

(a)	The calling charges were payable to KDDI Corporation, a former minority shareholder of a subsidiary of the Company, pursuant to the service agreements entered into between the Company and KDDI Corporation in 1999. The transactions were conducted in accordance with the terms of the service agreements and the Company believes that the terms are no less favourable than terms available from third parties. For the year ended August 31, 2002, the above amount represents the calling charges payable to KDDI Corporation for the period from September 1, 2001 to March 13, 2002. KDDI Corporation ceased to have any interest in the subsidiary on March 13, 2002.

(b)	These represent interest payable on the interest-bearing loan from KDDI Corporation (Note 14). For the year ended August 31, 2002, the above amount represents the interest payable for the period from September 1, 2001 to March 13, 2002.

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24	Provident fund arrangements

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

A mandatory provident fund scheme (“the MPF Scheme”) has been established under the Hong Kong Mandatory Provident Fund Scheme Ordinance in December 2000, the then existing employees of the Company in Hong Kong could elect to join the MPF Scheme, while all new employees joining the Company in Hong Kong from then onwards are required to join the MPF Scheme. Both the Company and the employees are required to contribute 5% of each individual’s relevant income with a maximum amount of HK$1,000 per month as a mandatory contribution. Employer’s mandatory contributions are 100% vested in the employees as soon as they are paid to the MPF Scheme. Employees may also elect to contribute more than the minimum as a voluntary contribution.

The retirement schemes for staff of the Company in other countries follow the local statutory requirements of the respective countries.

The aggregate employer’s contributions, net of forfeited contributions, which have been dealt with in the consolidated statements of income during the year are as follows:

	Year ended August 31,
	2001	2002	2003
	HK$’000	HK$’000	HK$’000
Gross contributions	7,616	11,965	16,340
Less: forfeited contributions utilized to offset the Company’s contributions during the year	(3,534)	(630)	(497)

Net contributions charged to the consolidated statements of income	4,082	11,335	15,843

At August 31, 2003, no forfeited contribution is available to offset future contributions by the Company to the schemes (2002:HK$21,000; 2001: HK$31,000).

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25	Share option scheme

On July 12, 1997, a share option scheme (the “1997 Share Option Scheme”) was approved by the shareholders of the Company under which its directors may, at their discretion, invite employees of the Company including any executive directors of the Company to take up options (“the Share Options”) to subscribe for shares in the Company subject to the terms and conditions stipulated therein. Share options granted under the 1997 Share Option Scheme will lapse no later than July 11, 2007.

At an Extraordinary General Meeting held on December 23, 2002, a new share option scheme (the “2002 Share Option Scheme”) was approved by the shareholders of the Company and the 1997 Share Option Scheme was terminated on the same date. No further share option could be granted under the 1997 Share Option Scheme after the date of its termination, but all share options outstanding in respect of the 1997 Share Option Scheme as of August 31, 2003 shall continue to be exercisable in accordance with the terms of the 1997 Share Option Scheme.

Under the 2002 Share Option Scheme, directors may grant options to employees (including executive, non-executive and independent non-executive directors), suppliers and professional advisers (“the New Share Options”) to subscribe for Shares in the Company. The maximum number of options authorized under the 2002 Share Option Scheme may not, when aggregated with any shares subject to any other executive and employee share option scheme, exceed 10% of the Company’s issued share capital on the date of adoption. The exercise price of a New Share Option will be determined by the Company’s board of directors at a price not less than the highest of (a) the par value of a share; (b) the average closing price of the Company’s shares for five trading days preceding the grant date; and (c) the closing price of the Company’s shares on the date of grant. The 2002 Share Option Scheme is valid and effective for a ten year period up to December 23, 2012 subject to earlier termination by the Company in general meeting or the board of directors. The period during which a New Share Option may be exercised will be determined by the board of directors at its discretion, save that no option may be exercised after more than ten years from the date of grant. No New Share Options have been granted subsequent to the adoption of the 2002 Share Option Scheme.

Under HKGAAP, no compensation cost to staff is required to be recognized in respect of the grant of share options. Proceeds from issue of shares upon the exercise of share options are credited to share capital and share premium account respectively and there is no effect on the results of the Company in connection with any share option schemes. Details of compensation cost for share options which is required to be recognized under U.S.GAAP are disclosed in Note 29(a)(i).

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25	Share option scheme (Continued)

Details of Share Options granted pursuant to the 1997 Share Option Scheme and outstanding at August 31, 2001, 2002 and 2003, which will lapse not later than July 11, 2007, are as follows:

	September 19,	September 3,	September 10,	June 2,	October 20,
	1997	1998	1999	2000	2000
Date of grant	(Note a)	(Note b)	(Note c)	(Note d)	(Note e)
Exercise price per Share (HK$)	1.20/1.5	0.26	2.10	1.50	0.58
Average market price per Share (HK$) for five trading days preceding the date of grant	1.50	0.26	2.10	1.50	0.58

Outstanding at August 31, 2000	1,500,000	4,480,000	60,000	21,008,000	—
Granted	—	—	—	—	22,408,000
Exercised	—	(1,470,000)	—	—	—
Cancelled	(1,500,000)	—	—	(20,908,000)	—
Lapsed upon resignation of employees	—	—	—	(100,000)	(22,000)

Outstanding at August 31, 2001	—	3,010,000	60,000	—	22,386,000
Exercised	—	(2,120,000)	—	—	(940,000)
Cancelled	—	—	—	—	(16,000)
Lapsed upon resignation of employees	—	—	—	—	(20,000)

Outstanding at August 31, 2002	—	890,000	60,000	—	21,410,000
Exercised	—	(100,000)	—	—	(21,020,000)

Outstanding at August 31, 2003	—	790,000	60,000	—	390,000

(a)	On September 19, 1997, each of the three executive directors of the Company was granted options to subscribe for 1,000,000 shares with an exercise period commencing from September 19, 1998. The exercise price of 500,000 Share Options granted to each of the directors was fixed at HK$1.20 per share at the date of grant. These options cannot be exercised prior to September 19, 2000. The exercise price of the remaining 500,000 Share Options is HK$1.50 per share if exercised prior to September 19, 2000 and HK$1.20 per share if exercised thereafter. Of these 500,000 Share Options, 200,000 Share Options became exercisable on September 19, 1998 and the remaining 300,000 Share Options became exercisable on September 19, 1999. The outstanding Share Options were cancelled pursuant to a board resolution passed on October 20, 2000.

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25	Share option scheme (Continued)

(b)	On September 3, 1998, employees including executive directors were granted options to subscribe for 12,270,000 shares at a price of HK$0.26 per share. These share options are immediately exercisable.

(c)	On September 10, 1999, employees were granted options to subscribe for 674,000 shares at a price of HK$2.10 per share. These share options are immediately exercisable.

(d)	Share Options to subscribe for 748,000 shares, 20,000,000 shares, 100,000 shares and 260,000 shares at a subscription price of HK$8.00, HK$8.20, HK$6.00 and HK$4.40 per share respectively were granted to the employees including executive directors of the Company on December 8, 1999, December 14, 1999, February 12, 2000 and March 6, 2000 respectively. Share Options to subscribe for 78,000 shares were cancelled upon the resignation of employees while the remaining Share Options to subscribe for 21,030,000 shares were cancelled pursuant to a board resolution passed on June 2, 2000. On June 2, 2000, employees including executive directors were granted options to subscribe for 21,030,000 shares at a price of HK$1.50 per share. Share Options to subscribe for 122,000 shares were cancelled upon the resignation of employees while the remaining Share Options to subscribe for 20,908,000 shares were cancelled pursuant to a board resolution passed on October 20, 2000.

(e)	On October 20, 2000, employees including executive directors were granted options to subscribe for 22,408,000 shares at a price of HK$0.58 per share. These share options are immediately exercisable.

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25	Share option scheme (Continued)

(f)	The Share Options outstanding in respect of the 1997 Share Option Scheme as of August 31, 2001, 2002 and 2003 is summarized as follows:

	Number of Share	Average exercise	Weighted average
	Options	price	market price at
	Outstanding	per Share	the date of grant
	(thousands)	HK$’000	HK$’000
Balance at August 31, 2000	27,048	1.28	1.30
Grant at exercise price equal to market price on the date of grant	22,408	0.58	0.58
Exercised during the year	(1,470)	0.26	0.26
Lapsed upon resignation of employees during the year	(122)	1.33	1.33
Cancelled during the year	(22,408)	1.48	1.50

Balance at August 31, 2001	25,456	0.55	0.55
Exercised during the year	(3,060)	0.36	0.36
Cancelled during the year	(16)	0.58	0.58
Lapsed upon resignation of employees during the year	(20)	0.58	0.58

Balance at August 31, 2002	22,360	0.57	0.57
Exercised during the year	(21,120)	0.58	0.58

Balance at August 31, 2003	1,240	0.45	0.45

(g)	The following table summarizes the information about share options outstanding at August 31, 2003:

		Number		Exercisable
		outstanding at		shares at
	Exercise price at	August 31,		August 31,
Date of grant	August 31, 2003	2003	Remaining life	2003
		(thousands)	(years)	(thousands)
September 3, 1998	0.26	790	4.0	790
September 10, 1999	2.10	60	4.0	60
October 20, 2000	0.58	390	4.0	390

		1,240	4.0	1,240

All of the above share options were granted under the 1997 Share Option Scheme and are immediately exercisable. The outstanding share options are exercisable until the date of employment contracts between the Company and its employees are terminated or July 11, 2007, whichever is the earlier.

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26	Turnover, revenues and segmental information

During the year ended August 31, 2001, the Company had derived its revenue principally from provision of international telecommunications services and fixed telecommunications network services to customers, and provision of internet advertising services.

Since September 2001, the Company has discontinued the provisions of internet advertising services. Revenues recognized during the year are as follows:

	2001	2002	2003
	HK$’000	HK$’000	HK$’000

Turnover International telecommunications services	861,338	908,981	875,802
Fixed telecommunications network services	154,262	241,219	423,107
Internet advertising services	1,034	—	—

	1,016,634	1,150,200	1,298,909

Other revenues
Interest income	35,438	10,870	3,163
Other income	10,935	1,010	4,373

	46,373	11,880	7,536

Total revenues	1,063,007	1,162,080	1,306,445

(a)	Primary reporting format — business segments

The Company is organized on a worldwide basis into three business segments:

•	International telecommunications — provision of international long distance calls services

•	Fixed telecommunications network — provision of dial up and broadband internet access services and local telephony services

•	Internet advertising — provision of internet advertising services

The Company’s internet advertising services were discontinued since September 2001 (Note 26(c)).

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

For the year ended August 31, 2003, the Company changed its method of measuring segment results to include amortization charges related to the goodwill arising from acquisition of the remaining interest in a subsidiary to fixed telecommunications network services segment. The related goodwill has also been included in the segment assets of fixed telecommunications network services segment. Prior year amounts have been reclassified to include the amortization charges and related goodwill to fixed telecommunications network services segment.

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26	Turnover, revenues and segmental information (Continued)

(a)	Business segments (Continued)

	2001
	International	Fixed	Internet
	telecommunications	telecommunications	advertising
	services	network services	services	Elimination	Company
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

Turnover
External sales	861,338	154,262	1,034	—	1,016,634
Inter-segment sales	5,400	—	—	(5,400)	—

	866,738	154,262	1,034	(5,400)	1,016,634

Segment results	146,611	(72,123)	(10,968)		63,520

Interest expense					(4,542)

Income before taxation					58,978

Segment assets	645,948	497,209	1,461	—	1,144,618

Segment liabilities	187,566	62,166	399	—	250,131
Unallocated liabilities					78,774

Total liabilities					328,905

Capital expenditure	19,940	145,922	175	—	166,037
Depreciation	37,238	45,416	193	—	82,847
Amortization charge	—	—	—	—	—

     CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26	Turnover, revenues and segmental information (Continued)

(a)	Business segments (Continued)

	2002
	International	Fixed
	telecommunications	telecommunications
	services	network services	Elimination	Company
	HK$’000	HK$’000	HK$’000	HK$’000

Turnover
External sales	908,981	241,219	—	1,150,200
Inter-segment sales	8,100	25,786	(33,886)	—

	917,081	267,005	(33,886)	1,150,200

Segment results	222,651	(121,686)		100,965

Interest expense				(3,504)

Income before taxation				97,461

Segment assets	581,253	746,032	—	1,327,285

Segment liabilities	205,542	152,401	—	357,943
Unallocated liabilities				59,159

Total liabilities				417,102

Capital expenditure	138,521	440,545	—	579,066
Depreciation	32,951	95,339	—	128,290
Amortization charge	—	1,065	—	1,065

     CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26	Turnover, revenues and segmental information (Continued)

(a)	Business segments (Continued)

	2003
	International	Fixed
	telecommunications	telecommunications
	services	network services	Elimination	Company
	HK$’000	HK$’000	HK$’000	HK$’000

Turnover
External sales	875,802	423,107	—	1,298,909
Inter-segment sales	15,302	26,449	(41,751)	—

	891,104	449,556	(41,751)	1,298,909

Segment results	340,523	(61,627)		278,896

Loss on disposal of a subsidiary				(2,695)
Interest expense				(601)

Income before taxation				275,600

Segment assets	674,066	874,468		1,548,534

Segment liabilities	157,524	150,492		308,016
Unallocated liabilities				56,069

Total liabilities				364,085

Capital expenditure	20,749	229,460		250,209
Depreciation	36,043	138,912		174,955
Amortization charge	—	1,065		1,065

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26	Turnover, revenues and segmental information (Continued)

(b)	Geographical segments

Although the Company’s three business segments are managed on a worldwide basis, they operate in three main geographical areas:

•	Hong Kong — international telecommunications and fixed telecommunications network services.

•	Japan — international telecommunications.

•	Canada — international telecommunications and fixed telecommunications network services.

In presenting information on the basis of geographical segments, turnover and segment results are based on the geographical location of customers. Total assets and capital expenditure are based on the geographical location of the assets.

There were no sales between the geographical segments.

		Segment		Capital
	Turnover	results	Total assets	expenditure
	2001	2001	2001	2001
	HK$’000	HK$’000	HK$’000	HK$’000
Hong Kong	971,584	63,660	1,130,157	166,004
Japan	9,272	(122)	4,794	7
Canada	35,778	(18)	9,667	26

	1,016,634	63,520	1,144,618	166,037

		Segment		Capital
	Turnover	results	Total assets	expenditure
	2002	2002	2002	2002
	HK$’000	HK$’000	HK$’000	HK$’000
Hong Kong	1,107,987	98,687	1,304,789	578,979
Japan	8,386	(135)	4,397	45
Canada	33,827	2,413	18,099	42

	1,150,200	100,965	1,327,285	579,066

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26	Turnover, revenues and segmental information (Continued)

(b)	Geographical segments (Continued)

		Segment		Capital
	Turnover	results	Total assets	expenditure
	2003	2003	2003	2003
	HK$’000	HK$’000	HK$’000	HK$’000
Hong Kong	1,263,160	275,126	1,539,212	250,093
Japan	7,790	269	—	—
Canada	27,959	3,501	9,322	116

	1,298,909	278,896	1,548,534	250,209

Loss on disposal of a subsidiary		(2,695)

Operating profit		276,201

(c)	Since September 2001, the Company’s internet advertising operation has been discontinued. The revenue and operating loss relating to the internet advertising segment are disclosed above and are included in the Hong Kong reporting segment. The contribution to turnover and the loss from ordinary activities in respect of the discontinued operation, up to the date of discontinuance, are as follows:

	2001	2002	2003
	HK$’000	HK$’000	HK$’000
Sales	1,034	—	—

Loss from ordinary activities	10,968	—	—

(d)	In the current year, the Company’s operation in Japan was discontinued following the disposal of its subsidiary operating in Japan (Note 4). The contribution to turnover and the operating results in respect of the discontinued Japanese segment are disclosed in (b) above and are included in the international telecommunications services reporting segment.

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27	Financial instruments

(a)	Fair value

The Company’s financial instruments primarily comprise cash and cash equivalents, short-term loans, bank overdrafts, loan from a minority shareholder/former minority shareholder and other investments.

The fair values of the cash and cash equivalents, short-term loans and bank overdrafts as of August 31, 2002 and 2003 approximate their carrying values because of the short maturity of instruments. The estimated fair value of the loan from a minority shareholder as of August 31, 2002 based on the then current rates offered in the market for debts with the same maturities approximates the carrying value.

The fair value of other investments as of August 31, 2003 based on the market prices approximates the carrying value.

All other financial instruments included among current assets and liabilities are stated at cost which approximates their fair values.

(b)	Concentration of credit risk

Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents, trade receivables and deposits, prepayments and other receivables.

Cash and cash equivalents — substantially all the Company’s cash and bank balances are placed with a number of international banks in Hong Kong to which the Company believes its exposure to risk is limited.

Trade receivables — these mainly represent service fee receivables from the Company’s customers in Hong Kong, Japan and Canada.

Deposits, prepayments and other receivables — these are spread among numerous third parties.

28	New effective standards/recent accounting pronouncements

The United States Financial Accounting Standards Board (“FASB”) has issued certain pronouncements which are effective or will be effective with respect to the fiscal years presented in the consolidated financial statements:—

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28	New effective standards/recent accounting pronouncements (Continued)

(a)	In November 2002, the FASB issued FASB interpretation No. (“FIN”) 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN 45 requires that an entity issuing a guarantee (including those embedded in a purchase or sales agreement) must recognize, at the inception of the guarantee, a liability equal to the fair value of the guarantee. The recording of this liability is not dependent on the probability that the payments will be required. The offset to the liability will depend on the circumstances under which the guarantee was issued, but could include: cash/accounts receivable if it is a standalone transaction, net proceed in a sales transaction, or expense if no compensation is received. FIN 45 also requires detailed information to be disclosed about each guarantee or group of guarantees even if the likelihood of making a payment is remote. The recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of this interpretation are effective for financial statements of periods ending after December 15, 2002.

The Company has evaluated the requirements of the above statement and believes that the Company had no transactions that should be disclosed or accounted for in accordance with this new standard.

(b)	In December 2002, the FASB issued the Statement of Financial Accounting Standard (“SFAS”) No. 148 “Accounting for Stock-Based Compensation — Transition and disclosure — an amendment of FAS 123”. SFAS 148 amends FASB Statement No. 123 “Accounting for Stock-based Compensation (“SFAS 123”) to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS 123 to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation. Finally, SFAS 148 amends APB Opinion No. 28 “Interim Financial Reporting” to require disclosure about those effects in interim financial information. SFAS 148 is effective for financial statements for fiscal years ending and for interim periods beginning after December 15, 2002.

As of August 31, 2003, the Company had no immediate plans to change to the fair value based method of accounting for stock-based employee compensation, and are therefore not affected by the transition provision of SFAS 148.

(a)	In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. This statement amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. This statement clarifies when a contract with an initial net investment meets the characteristic of a derivative and when a derivative contains a financing component. This statement also amends the definition of an underlying to conform to the language contained in FIN 45. This statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003.

The Company has evaluated the requirements of the above statement and believes that the adoption of this new standard would not have a material impact on its financial position or on its results of operations.

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28	New effective standards/recent accounting pronouncements (Continued)

(d)	In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. The new statement requires that certain financial instruments that, under the previous guidance, could be accounted for as equity by issuers, be classified as liabilities in statements of financial position. SFAS No. 150 affects the issuer’s accounting for three types of freestanding financial instruments. One type is mandatorily redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets. A second type, which includes put options and forward purchase contracts, involves instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets. The third type of instruments that are liabilities under this statement is obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers’ shares. SFAS No. 150 does not apply to features embedded in a financial instrument that is not a derivative in its entirety. In addition to its requirements for the classification and measurement of financial instruments in its scope, SFAS No. 150 also requires disclosures about alternative ways of settling the instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. Most of the guidance in SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003.

The Company has evaluated the requirements of the above statement and believes that the Company had no transactions that should be disclosed or accounted for in accordance with this new standard.

Recently issued pronouncements

In November 2002, the Emerging Issue Task Force (“EITF”) reached a consensus on EITF 00-21, “Revenue Arrangements with Multiple Deliverables”, related to the timing of revenue recognition for arrangements in which goods or services or both are delivered separately in a bundled sales arrangement. The EITF requires that when the deliverables included in this type of arrangement met certain criteria they should be accounted for separately as separate units of accounting. This may result in a difference in the timing of revenue recognition but will not result in a change in the total amount of revenue recognized in a bundled sales arrangement. The allocation of revenue to the separate deliverables is based on the relative fair value of each item. If the fair value is not available for the delivered items then the residual method must be used. The residual method requires that the amount allocated to the undelivered items in the arrangement is their full fair value. This would result in the discount, if any, being allocated to the delivered items. This consensus is effective prospectively for arrangements entered into in financial periods beginning after June 15, 2003.

The Company has evaluated the requirements of the above statement and believes that the adoption of this new standard would not have a material impact on its financial position or on its results of operations.

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29	Summary of differences between HKGAAP and U.S.GAAP

The Company’s consolidated financial statements are prepared in accordance with HKGAAP, which differ in certain significant respects from U.S.GAAP. Differences between HKGAAP and U.S.GAAP which have significant effects on the consolidated net income, total shareholders’ equity and statements of cash flows of the Company are summarized as follows:

(a)	Net income and total shareholders’ equity

		Year ended August 31,
		2001	2002	2003
	Note	HK$’000	HK$’000	HK$’000
Net income
As stated under HKGAAP		53,927	91,129	257,822
U.S.GAAP adjustments:— Compensation benefit cost associated with share options	(i )	(184)	(21,586)	2,731
Amortization of goodwill (acquired prior to June 30, 2001)	(ii)	(1,019)	(1,019)	—
Reversal of amortization of goodwill (acquired after June 30, 2001)	(ii)	—	1,065	1,065
Deferred tax on accelerated depreciation	(iii)	1,242	(624)	(79)

Net income under U.S.GAAP		53,966	68,965	261,539

Profit from continuing operations (less taxation 2003: HK$17,778,000, 2002: HK$14,562,000, 2001: HK$18,770,000)		65,389	69,317	264,151
Profit/(loss) from discontinued operations (less taxation 2003: HK$Nil, 2002: HK$4,000, 2001: HK$5,000)	(v )	(11,423)	(352)	83
Loss arising from disposal of discontinued operations	(v )	—	—	(2,695)

Net income under U.S.GAAP		53,966	68,965	261,539

Year ended August 31,
	Note	2001	2002	2003
Earnings/(loss) per share under U.S.GAAP
Basic:
Continuing operations		13.3 cents	14.0 cents	47.8 cents
Discontinued operations	(v )	(2.3) cents	(0.1) cents	(0.5) cents

Total	(iv)	11.0 cents	13.9 cents	47.3 cents

Diluted:
Continuing operations		13.2 cents	12.3 cents	42.9 cents
Discontinued operations	(v )	(2.3) cents	(0.1) cents	(0.4) cents

Total	(iv)	10.9 cents	12.2 cents	42.5 cents

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29	Summary of differences between HKGAAP and U.S.GAAP (Continued)

		Year ended August 31,
		2001	2002	2003
	Note	HK$’000	HK$’000	HK$’000
Total shareholders’ equity
As stated under HKGAAP		805,306	910,183	1,184,449
U.S.GAAP adjustments:
Goodwill	(ii)	5,092	5,092	5,092
Accumulated amortization of goodwill	(ii)	(2,716)	(3,735)	(3,735)
Reversal of amortization of goodwill	(ii)	—	1,065	2,130
Deferred tax liabilities, net	(iii)	(4,571)	(5,195)	(5,274)

Total shareholders’ equity under U.S.GAAP		803,111	907,410	1,182,662

(i)	Compensation cost for share options

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

As explained in Note 25(a), the Company issued 1,500,000 options to certain executive directors of the Company at an exercise price fixed at HK$1.20 on September 19, 1997. The difference of HK$0.30 per Share between the exercise price of HK$1.20 and the market value of the Shares on September 19, 1997 of HK$1.50 was being amortized to the statements of income over the vesting period of the options of three years up to September 18, 2000. Pursuant to a board resolution passed on October 20, 2000, the options were cancelled and on the same date, 1,500,000 options were issued to the same executive directors at an exercise price fixed at HK$0.58 per Share. Due to this repricing arrangement, under U.S.GAAP the 1,500,000 options have been accounted for as variable options since that date in accordance with FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation”, and various interpretations of APB25. Compensation expense is recognized based on the difference between the exercise price of HK$0.58 and the Company’s share price at the date on which they are exercised or at each balance sheet date if they are still outstanding.

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29	Summary of differences between HKGAAP and U.S.GAAP (Continued)

(a)	Net income and total shareholders’ equity (Continued)

(i)	Compensation cost for share options (Continued)

Pursuant to a board resolution passed on October 20, 2000, 20,908,000 out of 21,030,000 options granted to certain employees including three executive directors on June 2, 2000 at an exercise price of HK$1.50 were cancelled. On the same date, 20,908,000 new options were issued to the same employees including three executive directors at an exercise price fixed at HK$0.58. Because of this repricing arrangement, these options shall also be accounted for as variable options and compensation expense is recognized based on the difference between the exercise price of HK$0.58 and the Company’s share price at the date on which they are exercised or at each balance sheet date if they are still outstanding and amortized to the profit and loss account over the vesting period of the options. All options were fully vested as of August 31, 2003. A benefit was recorded in 2003 in calculating the final cost amount associated with options that were exercised during the year.

Although the Company accounts for share options using the intrinsic value method in APB 25, pro forma information regarding net income and earnings per share is required by SFAS No. 123 “Accounting for Stock-Based Compensation”, and has been determined as if the Company had accounted for its employee share options under the fair value method outlined in SFAS 123. The weighted average fair value of options granted during the years ended August 31, 2000 and 2001 were HK$3.84 and HK$0.51 respectively. No options were granted in fiscal 2002 and 2003 and therefore no assumptions were required as new calculations were not performed in fiscal 2002 and 2003. The fair value for these options was estimated at the date of grant using the Black-Scholes Option Valuation model with the following weighted-average assumptions for the relevant years:—

Year ended
August 31,
Weighted average	2001
Risk-free interest rates	6.6%
Dividend yield	0%
Volatility factor of the expected market price of the Company’s shares	102.0%
Expected life of the options	5.4 years

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29	Summary of differences between HKGAAP and U.S.GAAP (Continued)

(a)	Net income and total shareholders’ equity (Continued)

(i)	Compensation cost for share options (Continued)

For the purpose of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options’ vesting period. Options were fully vested as of August 31, 2002. The Company’s pro forma information for the years ended August 31, 2001, 2002 and 2003 is set out as follows:—

	Year ended August 31,
	2001	2002	2003
	HK$’000	HK$’000	HK$’000

Net income
As reported	53,966	68,965	261,539
Add: total stock-based employee compensation expense determined under intrinsic value method for all awards	184	21,586	(2,731)
Less: total stock-based employee compensation expense determined under fair value method for all awards, net of tax	(40,095)	(18,219)	—

Pro forma	14,055	72,332	258,808

Basic earnings per share
As reported	HK$11.0 cents	HK$13.9 cents	HK$47.3 cents
Pro forma	HK$2.9 cents	HK$14.6 cents	HK$46.8 cents
Diluted earnings per share
As reported	HK$10.9 cents	HK$12.2 cents	HK$42.5 cents
Pro forma	HK$2.8 cents	HK$12.8 cents	HK$42.1 cents

29	Summary of differences between HKGAAP and U.S.GAAP (Continued)

(ii)	Goodwill

Prior to September 1, 2001, under HKGAAP the Company charged goodwill on acquisition of a business, which represents the excess of the cost of investment over the fair value ascribed to the net underlying assets acquired, against available reserves. In accordance with the change in accounting standards of HKGAAP, goodwill on acquisitions occurring on or after September 1, 2001 is shown separately on the consolidated balance sheet and is amortized using the straight-line method over its estimated useful life (see Note 2(b) of the notes to the consolidated financial statements). Goodwill arising on major strategic acquisitions of the Company to expand its product or geographical market coverage is amortized over a period of not more than five years. The Company has taken advantage of the transitional provisions of Statement of Standard Accounting Practice No. 30 “Business Combinations” issued by the Hong Kong Society of Accountants and goodwill previously written off against reserves has not been restated. Where an indication of impairment exists, the carrying amount of goodwill, including goodwill previously written off against reserves, is assessed and written down immediately to its recoverable amount with the charge being recorded in the Company’s consolidated statements of income.

Under U.S.GAAP, goodwill recorded on the acquisition of a business prior to June 30, 2001 was capitalized and amortized to the consolidated statements of income over its expected useful life of five years. In June 2001, the FASB issued SFAS 142 “Goodwill and Other Intangible Assets” effective for fiscal years beginning after December 15, 2001. In connection with the adoption of this standard, in fiscal 2003 under U.S.GAAP, the Company ceased amortizing goodwill recognized on business combinations initiated prior to June 30, 2001 and performed a transitional goodwill impairment assessment. Goodwill recognised on business combinations initiated after June 30, 2001, is not amortised under SFAS No. 142 in fiscal 2002 and is required to be tested annually for impairment in accordance with the provisions of SFAS No. 142. The Company has performed the transitional goodwill impairment tests on the goodwill recorded prior to and after June 30, 2001 and no impairment loss was identified. The Company has also performed the impairment tests on the goodwill recorded prior to and after June 30, 2001 at the fiscal year end and no impairment loss was identified from the process for fiscal 2003.

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29	Summary of differences between HKGAAP and U.S.GAAP (Continued)

(a)	Net income and total shareholders’ equity (Continued)

(iii)	Deferred taxes

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

Under U.S.GAAP, the Company is required to recognize deferred tax assets and liabilities for the expected future tax consequences of all events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial reporting basis and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Future tax benefits in respect of tax losses carry forward are also required to be recognized in full. A valuation allowance is required to be established for such assets if it is more likely than not that the Company will not be able to utilize such benefits in the future.

In addition, the U.S.GAAP reconciliations include adjustments to reflect the SFAS 109 tax impact of the U.S.GAAP differences.

Details of deferred income taxes provided under U.S.GAAP are disclosed in Note 29(e).

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29	Summary of differences between HKGAAP and U.S.GAAP (Continued)

(a)	Net income and total shareholders’ equity (Continued)

(iv)	Earnings per share

	Year ended August 31,
	2001	2002	2003
	HK$’000	HK$’000	HK$’000
Net income under U.S.GAAP	53,966	68,965	261,539

Basic weighted average common shares issued and outstanding (in 000’s)	490,679	495,181	552,600
Incremental shares from assumed exercise of share options (in 000’s)	3,770	11,219	7,112
Incremental shares from assumed exercise of warrants (in 000’s)	—	59,489	55,390

Diluted weighted average common and potential shares issued and outstanding (in 000’s)	494,449	565,889	615,102

Earnings per share under U.S.GAAP
Basic	11.0 cents	13.9 cents	47.3 cents

Diluted	10.9 cents	12.2 cents	42.5 cents

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

At August 31, 2001, 2002 and 2003, 126,000, 60,000 and 60,000 options to purchase shares of the Company, respectively, were outstanding but have not been included in the calculation of diluted earnings per share as the effect of exercise would have been anti-dilutive.

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29	Summary of differences between HKGAAP and U.S.GAAP (Continued)

(a)	Net income and total shareholders’ equity (Continued)

(v)	Discontinued operations

The discontinued operations of the Company for fiscal years 2001, 2002 and 2003 included the operating loss of approximately HK$455,000, operating loss of approximately HK$352,000 and operating profit of approximately HK$83,000 respectively of the subsidiary operating in Japan. The discontinued operations of the Company for fiscal 2001 also included the operating loss of approximately HK$10,968,000 of its internet advertising segment. Under HKGAAP, presentation of continuing and discontinued operations is not required to be disclosed on the face of the consolidated statements of income, while under U.S.GAAP, profit or loss from discontinued operations would be shown on a separate line in the consolidated statements of income below income from continuing operations.

(b)	Comprehensive income

The comprehensive income of the Company, disclosed in accordance with SFAS No. 130 “Reporting Comprehensive Income”, is set out as follows:

	Year ended August 31,
	2001	2002	2003
	HK$’000	HK$’000	HK$’000
Net income under U.S.GAAP	53,966	68,965	261,539
Foreign currency translation adjustments	2,480	204	(200)

Comprehensive income	56,446	69,169	261,339

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29	Summary of differences between HKGAAP and U.S. GAAP (Continued)

(c)	Statement of changes in shareholders’ equity under U.S. GAAP

	Ordinary shares
				Additional				Total
	Number of	Amount	Share	paid in	Warrant	Exchange	Retained	shareholders’
	shares	outstanding	premium	capital	reserve	reserve	profits	equity
	outstanding	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Balance at August 31, 2000	489,604,000	48,960	568,945	9,435	—	(2,722)	126,388	751,006
Shares issued upon exercise of share options	1,470,000	147	235	—	—	—	—	382
Compensation cost for outstanding share options	—	—	—	184	—	—	—	184
Net income	—	—	—	—	—	—	53,966	53,966
Foreign currency translation adjustments	—	—	—	—	—	2,480	—	2,480
Comprehensive income	—	—	—	—	—	—	—	56,446
2000 Interim dividend paid (Note 21)	—	—	—	—	—	—	(4,907)	(4,907)

Balance at August 31, 2001	491,074,000	49,107	569,180	9,619	—	(242)	175,447	803,111
Shares issued upon exercise of share options	3,060,000	306	790	—	—	—	—	1,096
Compensation cost for outstanding share options	—	—	—	21,586	—	—	—	21,586
Issue of warrants	—	—	—	—	10,815	—	—	10,815
Expenses in connection with issue of warrants	—	—	—	—	(1,058)	—	—	(1,058)
Shares issued upon exercise of warrants	6,729,202	673	2,686	—	(668)	—	—	2,691
Net income	—	—	—	—	—	—	68,965	68,965
Foreign currency translation adjustments	—	—	—	—	—	204	—	204
Comprehensive income	—	—	—	—	—	—	—	69,169

Balance at August 31, 2002	500,863,202	50,086	572,656	31,205	9,089	(38)	244,412	907,410
Shares issued upon exercise of share options	21,120,000	2,112	10,106	—	—	—	—	12,218
Compensation cost for outstanding share options	—	—	—	(2,731)	—	—	—	(2,731)
Shares issued upon exercise of warrants	82,976,585	8,298	33,124	—	(8,231)	—	—	33,191
Exchange reserve realized upon disposal of a subsidiary	—	—	—	—	—	1,469	—	1,469
2003 Interim dividend paid (Note 21)	—	—	—	—	—	—	(30,234)	(30,234)
Net income	—	—	—	—	—	—	261,539	261,539
Foreign currency translation adjustments	—	—	—	—	—	(200)	—	(200)
Comprehensive income	—	—	—	—	—	—	—	261,339

Balance at August 31, 2003	604,959,787	60,496	615,886	28,474	858	1,231	475,717	1,182,662

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29	Summary of differences between HKGAAP and U.S.GAAP (Continued)

(d)	Statement of cash flows

The Company adopted SSAP 15 (revised) “Cash flow statement” during the year and resulted in presentational changes in consolidated statements of cash flows under HKGAAP. Under HKGAAP, cash flows were previously presented separately for operating activities; returns on investments and servicing of finance; taxation; investing activities and financing activities. In adopting SSAP 15 (revised), only three categories of activities are reported: operating activities; investing activities and financing activities, which is similar to U.S.GAAP. However, the difference is that cash flows from interest income would be included in investing activities under HKGAAP but it would be included in operating activities under U.S.GAAP. Further, under HKGAAP, cash and cash equivalents include bank loans and overdrafts repayable within three months from the date of the advance but these would be included in financing activities under U.S.GAAP.

Under U.S.GAAP, the following amounts would be reported:

	Year ended August 31,
	2001	2002	2003
	HK$’000	HK$’000	HK$’000
Net cash provided from operating activities	74,189	321,814	417,663
Net cash used in investing activities	(84,207)	(486,082)	(312,797)
Net cash used in financing activities	(26,799)	(20,620)	(11,280)

Increase/(decrease) in cash and cash equivalents	(36,817)	(184,888)	93,586
Cash and cash equivalents at the beginning of year	527,716	494,159	309,583
Effect of foreign exchange rate changes	3,260	312	(1,135)

Cash and cash equivalents at the end of year	494,159	309,583	402,034

(e)	Deferred taxes

Under U.S.GAAP, deferred tax liabilities and assets comprise the following:

	August 31,
	2002	2003
	HK$’000	HK$’000

Deferred tax liabilities
Accelerated depreciation	(84,978)	(110,925)

	(84,978)	(110,925)
Deferred tax assets
Tax loss carry forwards	127,522	105,822
Valuation allowance	(62,739)	(15,171)

	64,783	90,651

	(20,195)	(20,274)

CITY TELECOM (H.K.) LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29	Summary of differences between HKGAAP and U.S.GAAP (Continued)

(e)	Deferred taxes (Continued)

As of August 31, 2003, the Company had accumulated tax losses amounting to HK$598,583,000 (2002: HK$754,899,000) may be carried forward and applied to reduce future taxable income which is carried in or derived from Hong Kong, Canada and the United States. The tax effect on the accumulated tax losses amounted to HK$105,822,000 (2002: 127,522,000).

The tax losses of the Hong Kong subsidiaries can be carried forward indefinitely while the tax losses of subsidiaries in the Mainland China and overseas expire within periods ranging from 5 to 20 years. Realisation of deferred tax assets associated with tax loss carry forwards is dependent upon generating sufficient taxable income. At August 31, 2003, a valuation allowance of HK$15,171,000 (2002: HK$62,739,000) had been provided for a against the remaining deferred tax assets related to the tax losses carried forward since management believes it is more likely than not that insufficient taxable income will be generated in the foreseeable future to utilise the tax loss carry forwards.

Changes in the valuation allowance consist of:

	Year ended August 31,
	2001	2002	2003
	HK$’000	HK$’000	HK$’000
Balance at beginning of the year	32,227	49,049	62,739
Additions/(reduction) to income tax expenses	17,182	13,690	(47,568)

Balance at end of the year	49,409	62,739	15,171

CITY TELECOM (H.K.) LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29	Summary of differences between HKGAAP and U.S.GAAP (Continued)

(f)	Other investments

Under HKGAAP, other investments of the Company are carried at fair value. At each balance sheet date, the net unrealised gains or losses arising from the changes in fair value of other investments are recognized in the consolidated statements of income.

Under U.S.GAAP, the Company adopted SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”, as amended by SFAS No. 138 “Accounting for Certain Derivative Instruments and Certain Hedging Activities” for other investments during the year. SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that all derivatives be recorded on the balance sheet at fair value. Additionally, it requires that an embedded derivative instrument to be separated from the host contract and accounted for as a derivative instrument if all the following criteria are met: the economic characteristics of the embedded derivative are not clearly and closely related to the economic characteristics of the host contract; the hybrid instrument is not re-measured at fair value with changes in fair value reported in earnings and a separate derivative with the same terms as the embedded derivative would meet the definition of a derivative instrument under SFAS No. 133. If an embedded derivative instrument is separated from its host contract, the host contract shall be accounted for based on U.S.GAAP applicable of that type that do not contain embedded derivative instruments. However, if an embedded derivative instrument cannot be reliably identified and measured separately from the host contract, the entire contract shall be measured at fair value with gain or loss recognised in the statements of income, but it may not be designated as hedging instrument.

As a result of the embedded derivative of the other investments held by the Company as of August 31,2003 cannot be reliably identified and measured separately from the host contract, the entire contract has been measured at fair value under U.S.GAAP. There is no reconciling difference between HKGAAP and U.S.GAAP in this respect. No gain or loss has been recognised in the statements of income for the year ended August 31, 2003.

30	Post balance sheet events (unaudited)

(a)	On October 9, 2002, the Company entered into a HK$200,000,000 long-term loan facility with The Hong Kong and Shanghai Banking Corporation Limited (“HSBC”) to provide funding for the further development of HKBN’s fixed telecommunications network. All amounts should be drawn by December 31, 2004. The facility provides that interest will be charged at a rate of 1.5% over the one, two, three or six month Hong Kong Interbank Money Market Offer Rate payable at the end of each month and that it is to be repaid in 60 equal monthly installments beginning in January 2005.

The Company must comply with certain covenants under the facility, including (i) maintaining its listing on the SEHK; (ii) maintaining its shareholding in HKBN at no less than 51%; (iii) maintaining certain financial ratios, and various information delivery requirements to HSBC.

As of August 31, 2003, the Company has not drawn any amount under this facility. Subsequent to the year end, on December 31, 2003, the Company has drawn down HK$100,000,000 under this facility.

(b)	On January 19, 2004, the Company has entered into an interest rate swap arrangement for the HK$100,000,000 long-term loan with a bank. Under the arrangement, the Company will pay a fixed rate interest of 2.675% per annum on the notional amount of HK$100,000,000 on a monthly basis commencing from March 2004 to December 2009, and receiving a floating interest at HIBOR rate. The purpose of this arrangement is to hedge the interest payments on the loan drawn down in note (a) above to a fixed rate of 4.175%.

SIGNATURE

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CITY TELECOM (H.K.) LIMITED
By:	/s/ CORINNA SIO
	Name:	Corinna Sio
	Title:	Finance Director

Date: February 26, 2004