Form 20-F
period 2004-08-31
CITY TELECOM H K LTD
filed 2005-02-08
CIK 1097086

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended August 31, 2004

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ or __________

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
N/A

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of August 31, 2004: 610,573,361

     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☑                    No  ☐

     Indicate by check mark which financial statement item the registrant has selected to follow.

Item 17  ☐                    Item 18  ☑

CURRENCY TRANSLATION

     We publish our financial statements in Hong Kong dollars. In this annual report, references to “Hong Kong dollars” or “HK$” are to the currency of Hong Kong, and references to “U.S. dollars” or “US$” are to the currency of the United States. This annual report contains translations of Hong Kong dollar amounts into U.S. dollar amounts, solely for your convenience. Unless otherwise indicated, the translations have been made at US$1.00=HK$7.8000, which was the noon buying rate in The City of New York for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York on August 31, 2004. On February 4, 2005 the noon buying rate was US$1.00=HK$7.7984. You should not construe these translations as representations that the Hong Kong dollar amounts actually represent such U.S. dollar amounts or could have been or could be converted into U.S. dollars at the rates indicated or at any other rates.

FORWARD-LOOKING STATEMENTS

     This annual report contains forward-looking statements that are, by their nature, subject to significant risks and uncertainties. These include statements with respect to City Telecom (H.K.) Limited (“City Telecom” or the “Company”) and our plans, strategies and beliefs and other statements that are not historical facts. These statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “intend”, “estimate”, “continue”, “plan”, “predict”, “project” or other similar words. The statements are based on management’s assumptions and beliefs in light of the information currently available to us.

     These assumptions involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Potential risks and uncertainties include, without limitation:

•	technology changes;

•	changes in the regulatory environment in which we operate, or changes in the rules and policies that government regulators apply to our businesses;

•	increased competition in the local or international telecommunications, Internet access or pay-television (“pay-TV”) markets;

•	the benefits we expect to receive from our continuing capital expenditure on our Metro Ethernet network;

•	our ability to maintain growth and successfully introduce new products and services; and

•	the continued development and stability of the technological infrastructure we use to provide our telecommunications, Internet access and pay-TV using Internet Protocol, which we refer to as IP-TV, services.

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

***********

     City Telecom makes periodic filings with the U.S. Securities and Exchange Commission pursuant to and in accordance with the U.S. Securities Exchange Act of 1934, as amended. This annual report incorporates by reference all filings made by City Telecom on Form 6-K from February 26, 2004 through and including February 8, 2005.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Selected Financial Data

City Telecom’s Historical Financial Information

     The following table presents the selected consolidated financial information and operating information of City Telecom as of and for the years ended August 31, 2000, 2001, 2002, 2003 and 2004. The selected financial information should be read in conjunction with, and is qualified in its entirety by reference to, the financial statements included elsewhere in this annual report, the accompanying notes thereto and Item 5 “Operating and Financial Review and Prospects”.

	As of and for the year ended August 31,
	2000	2001	2002	2003	2004	2004
	HK$	HK$	HK$	HK$	HK$	US$
	(Restated)(1)	(Restated)(1)	(Restated)(1)	(Restated)(1)
	(Amounts in thousands except per share data)
Consolidated Statement of Income Data:
Hong Kong GAAP
Revenues:
Fixed telecommunications network services	109,019	154,262	241,219	423,107	541,902	69,475
International telecommunications	1,119,148	861,338	908,981	875,802	627,978	80,510
Content and e-commerce	5,960	1,034	—	—	—	—

Total Operating Revenue	1,234,127	1,016,634	1,150,200	1,298,909	1,169,880	149,985

Cost of Services:
Fixed telecommunications network services	(112,742)	(69,085)	(50,808)	(76,845)	(122,476)	(15,702)
International telecommunications	(770,786)	(514,182)	(407,155)	(245,908)	(208,932)	(26,786)
Content and e-commence	(5,080)	(1,085)	—	—	—	—

Total Cost of Sales	(888,608)	(584,352)	(457,963)	(322,753)	(331,408)	(42,488)

Gross Profit:
Fixed telecommunications network services	(3,723)	85,177	190,411	346,262	419,426	53,773
International telecommunications	348,362	347,156	501,826	629,894	419,046	53,724
Content and e-commence	880	(51)	—	—	—	—

Total Gross Profit	345,519	432,282	692,237	976,156	838,472	107,497

Operating Expenses	(506,992)	(415,135)	(602,644)	(704,796)	(793,125)	(101,683)
Operating Income/(loss)	(161,473)	17,147	89,593	271,360	45,347	5,814
Interest income, net	25,629	30,896	7,366	2,562	3,578	459
Other income, net	191,989	10,935	502	1,678	2,668	342
Income taxes	(2,328)	(17,533)	(15,190)	(17,857)	(2,043)	(262)
Income after taxation	53,817	41,445	82,271	257,743	49,550	6,353
Minority interest	15,058	13,724	8,234	—	—	—

	As of and for the year ended August 31,
	2000	2001	2002	2003	2004	2004
	HK$	HK$	HK$	HK$	HK$	US$
	(Restated)(1)	(Restated)(1)	(Restated)(1)	(Restated)(1)
	(Amounts in thousands except per share data)
Net income	68,875	55,169	90,505	257,743	49,550	6,353
Net income per share (cents)	14.7	11.2	18.3	46.6	8.1	1.0
Diluted net income per share (cents)(2)	14.4	11.2	16.0	41.9	8.1	1.0
Dividends declared per share (cents)	2.0	1.0	—	5.0	9.0	1.2
Diluted weighted average number of shares(3)	478,051	494,449	565,889	615,102	614,365	614,365
Weighted average number of shares	468,946	490,679	495,181	552,600	610,095	610,095

	As of and for the year ended August 31,
	2000	2001	2002	2003	2004	2004
	HK$	HK$	HK$	HK$	HK$	US$
	(Amounts in thousands except per share data)
U.S. GAAP
Total operating revenue	1,217,169	1,006,328	1,141,814	1,291,119	1,169,880	149,985
Total operating costs	(1,343,408)	(978,843)	(1,073,283)	(1,015,900)	(1,123,198)	(144,000)
Net income from continuing operations	103,089	65,389	69,317	264,151	51,565	6,611
Net income from continuing operations per share (cents)	22.0	13.3	14.0	47.8	8.5	1.1
Net income/(loss) from discontinued operations	(36,939)	(11,423)	(352)	83	—	—
Loss arising from disposal of discontinued operations	—	—	—	(2,695)	—	—
Net loss from discontinued operations per share (cents)	(7.8)	(2.3)	(0.1)	(0.5)	—	—
Diluted net income from continuing operations per share (cents)(4)	21.6	13.2	12.3	42.9	8.4	1.1
Diluted net loss from discontinued operations per share (cents)(5)	(7.7)	(2.3)	(0.1)	(0.4)	—	—
Dividends declared per share (cents)	2.0	1.0	—	5.0	9.0	1.2
Weighted average number of shares	468,946	490,679	495,181	552,600	610,095	610,095
Diluted weighted average number of shares(3)	478,051	494,449	565,889	615,102	614,365	614,365

	As of and for the year ended August 31,
	2000	2001	2002	2003	2004	2004
	HK$	HK$	HK$	HK$	HK$	US$
	(Restated)(1)	(Restated)(1)	(Restated)(1)	(Restated)(1)
	(Amounts in thousands)
Consolidated Balance Sheet Data:
Hong Kong GAAP
Total assets	1,221,050	1,144,618	1,327,285	1,548,534	1,683,408	215,822
Total liabilities	(449,308)	(333,476)	(422,297)	(369,359)	(507,710)	(65,091)

Net assets	771,742	811,142	904,988	1,179,175	1,175,698	150,731
Minority interest	(24,131)	(10,407)	—	—	—	—

Net assets employed	747,611	800,735	904,988	1,179,175	1,175,698	150,731

Share capital	48,960	49,107	50,086	60,496	61,057	7,828
Share premium	568,945	569,180	572,656	615,886	617,986	79,229
Reserves	129,706	182,448	282,246	502,793	496,655	63,674

Total shareholders’ equity	747,611	800,735	904,988	1,179,175	1,175,698	150,731

	As of and for the year ended August 31,
	2000	2001	2002	2003	2004	2004
	HK$	HK$	HK$	HK$	HK$	US$
	(Amounts in thousands except per share data)
U.S. GAAP
Total assets	1,224,445	1,146,994	1,329,707	1,552,021	1,688,640	216,492
Total liabilities	(449,308)	(333,476)	(422,297)	(369,359)	(507,710)	(65,091)

Net assets	775,137	813,518	907,410	1,182,662	1,180,930	151,401
Minority interest	(24,131)	(10,407)	—	—	—	—

Total assets less liabilities	751,006	803,111	907,410	1,182,662	1,180,930	151,401

Share capital	48,960	49,107	50,086	60,496	61,057	7,828
Share premium	578,380	578,799	603,861	644,360	646,190	82,845
Reserves	123,666	175,205	253,463	477,806	473,683	60,728

Total shareholders’ equity	751,006	803,111	907,410	1,182,662	1,180,930	151,401

	As of and for the year ended August 31,
	2000	2001	2002	2003	2004	2004
	(HK$)	(HK$)	(HK$)	(HK$)	(HK$)	(US$)
	(Amounts in thousands)
Other Financial Data:
EBITDA(6)	98,187	124,653	227,684	449,058	245,032	31,414
Net cash provided by (used in) operating activities	(30,253)	38,751	288,444	414,500	203,763	26,123
Net cash used in investing activities	(409,663)	(48,769)	(475,212)	(309,634)	(406,244)	(52,083)
Net cash provided by (used in) financing activities	627,430	13,880	9,109	(10,274)	47,221	6,054
Capital expenditures	260,380	166,037	579,066	250,209	410,046	52,570

     As a measure of our operating performance or liquidity, we believe that the most directly comparable measure to EBITDA is net cash provided by (used in) operating activities. The following table reconciles our net cash provided by (used in) operating activities under Hong Kong GAAP to our definition of EBITDA on a consolidated basis for each of fiscal 2000, 2001, 2002, 2003 and 2004.

	As of and for the year ended August 31,
	2000	2001	2002	2003	2004	2004
	HK$	HK$	HK$	HK$	HK$	US$
	(Restated)(1)	(Restated)(1)	(Restated)(1)	(Restated)(1)
	(Amounts in thousands)
EBITDA	98,187	124,653	227,684	449,058	245,032	31,414
Depreciation and amortization	(52,613)	(82,847)	(129,355)	(176,020)	(197,017)	(25,258)
Interest income, net	25,629	30,896	7,366	2,562	3,578	459
Income taxes	(2,328)	(17,533)	(15,190)	(17,857)	(2,043)	(262)

Net income	68,875	55,169	90,505	257,743	49,550	6,353
Depreciation and amortization	52,613	82,847	129,355	176,020	197,017	25,258
Amortization of deferred expenditure	—	—	—	—	1,828	234
Income taxes	2,328	17,533	15,190	17,857	2,043	262
Interest income	(31,857)	(35,438)	(10,870)	(3,163)	(3,753)	(481)
Minority interest	(15,058)	(13,724)	(8,234)	—	—	—
Loss/(gain) on disposal of fixed assets	2,699	3,512	2,414	427	(34)	(4)
Unrealised losses on other investments	—	—	—	—	1,696	217
Gain on dilution of interest in subsidiary	(185,811)	—	—	—	—	—
Loss on disposal of a subsidiary	—	—	—	2,695	—	—
Taxation refund/(paid)	2,542	—	(4,452)	(19,861)	(24,819)	(3,182)
Change in long term receivable	—	—	—	—	(6,206)	(796)
Change in working capital, net	73,416	(71,148)	74,536	(17,218)	(13,559)	(1,738)

Net cash flow (used in) provided by operating activities	(30,253)	38,751	288,444	414,500	203,763	26,123

	As of and for the year ended August 31,
	2000	2001	2002	2003	2004
Operating Data:
Fixed Telecommunications Network Services
Subscriptions:
Broadband Internet Access	1,600	17,700	130,000	172,000	197,000
Local VOIP(7)	—	—	21,000	140,000	237,000
IP-TV	—	—	—	—	31,000
Total	1,600	17,700	151,000	312,000	465,000

Registered International
Telecommunications Accounts(8):
Residential	842,000	906,388	1,056,759	1,495,229	1,819,481
Corporate	63,984	76,067	90,930	93,959	96,754

Total	905,984	982,455	1,147,689	1,589,188	1,916,235

IDD Outgoing Minutes (in thousands)	505,000	580,000	916,000	888,000	1,007,000

(1)	In fiscal 2004, we adopted revised Statements of Standard Accounting Practice (“SSAP 12”), “Income taxes”, issued by the Hong Kong Institute of Certified Public Accountants, regarding the recognition of deferred tax. The adoption of SSAP 12 represents a change in accounting policy, which we have applied retrospectively. As a result, financial information provided for all years prior to fiscal 2004 have been restated to conform to the changed policy.

(2)	Diluted net income per share is computed by dividing the net income by the diluted weighted average number of ordinary shares during the year.

(3)	Diluted weighted average number of shares is the weighted average number of ordinary shares outstanding during the year, plus the weighted average number of additional ordinary shares which would have been outstanding assuming all the outstanding share options and share warrants have been exercised at the beginning of the year or on the date of issue, whichever is earlier.

(4)	Diluted net income from continuing operations per share is computed by dividing the net income from continuing operations by the diluted weighted average number of ordinary shares during the year.

(5)	Diluted net loss from discontinued operations per share is computed by dividing the net loss from discontinued operations by the diluted weighted average number of ordinary shares during the year.

(6)	EBITDA for any period means, without duplication, net income for such period, plus the following to the extent deducted in calculating such net income: interest expense, income taxes, depreciation and amortization expense (excluding any such non cash charge to the extent it represents an accrual of or reserve for cash charges in any future period or amortization of a prepaid cash expense that was paid in a prior period not included in the calculation). EBITDA is not a measure of performance under Hong Kong GAAP or U.S. GAAP. We believe that EBITDA is an additional measure utilized by investors in determining a borrower’s ability to meet debt service requirements. However, EBITDA does not represent, and should not be used as a substitute for, net earnings or cash flows from operations as determined in accordance with Hong Kong GAAP or U.S. GAAP, and EBITDA is not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of EBITDA may differ from that of other companies.

(7)	Includes only on-network subscriptions.

(8)	Registered accounts refer to international telecommunications customers that have a valid account. Account holders may or may not be active users of our services.

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

     The following table sets forth the average, high, low and period-end noon buying rate between the Hong Kong dollar and the U.S. dollar (in Hong Kong dollars per U.S. dollar) for the periods indicated:

	Average(1)	High	Low	Period-End
	HK$	HK$	HK$	HK$
1999	7.7599	7.7814	7.7457	7.7740
2000	7.7936	7.8008	7.7765	7.7999
2001	7.7996	7.8004	7.7970	7.7980
2002	7.7996	7.8095	7.7970	7.7988
2003	7.7864	7.8001	7.7085	7.7640
August 2004	7.7997	7.8005	7.7970	7.8000
September 2004	7.7995	7.8002	7.7970	7.7984
October 2004	7.7889	7.7990	7.7752	7.7834
November 2004	7.7755	7.7815	7.7718	7.7760
December 2004	7.7760	7.7821	7.7698	7.7723
January 2005	7.7948	7.7994	7.7775	7.7993
February 2005 (through February 4, 2005)	7.7993	7.7999	7.7984	7.7984

(1)	The average of the noon buying rates on the last day of each month during the relevant period.

Source: Federal Reserve Bank of New York.

Risk Factors

     You should carefully consider the risks described below and other information contained in this annual report before making an investment decision. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, may also impair our business operations. We cannot assure you that any of the events discussed in the risk factors below will not occur. If they do, our business, financial condition or results of operations could be materially adversely affected.

Risks Relating to Our Business and Operations

We have substantially less financial and human resources to apply to the development of our business than some of our main competitors.

     The telecommunications and pay-TV markets in Hong Kong are highly competitive. Our main competitors for Internet access, local telephony, pay-TV and international telecommunications services are PCCW-HKT Telephone Limited, or PCCW-HKT, Hutchison Global Communications Limited, or HGC, New World Telecom Company Limited, or New World, Wharf T&T Limited, or Wharf T&T, and i-Cable Communications Limited, or i-Cable. PCCW-HKT (then Hong Kong Telephone Company Limited) held a monopoly on local telephony services until 1995 when the Hong Kong government began to introduce competition to this market. In addition, i-Cable (through its subsidiary Hong Kong Cable Television Limited) was the first company to offer pay-TV services in Hong Kong beginning in 1993 and held an effective monopoly until 2003 when we and PCCW-HKT (through its subsidiary PCCW-IMS Limited) began to offer pay-TV services.

     As a result of their longer operating histories, and because some of our competitors are subsidiaries of large business conglomerates, they may have advantages over us in the provision of telecommunications services, including:

•	greater financial, technical, marketing and other resources;

•	greater existing infrastructure;

•	greater name recognition; and

•	larger customer bases.

     In addition, certain areas of the fixed telecommunications network services business are very capital intensive. Our competitors may be able to devote more human and financial resources to research and development, network improvement and marketing than we can. Since our inception, the growth of our market share has depended primarily on our ability to react more quickly to changes in new technology and consumer trends, offer more competitively priced services, and provide better customer support than our competitors. We cannot assure you that we will continue to be successful at executing this strategy. If these competitors devote substantial human and financial resources to their businesses, it could hurt our ability to remain competitive in the quality and range of services we could provide and we could lose customers to these competitors. This may limit the growth of our customer base, reduce our revenues and adversely affect our profits.

Our growth and profitability could be affected by an increasing number of local and foreign entrants in the international and local telecommunications and Internet access markets.

     The Hong Kong government has adopted policies and regulations over the past decade to liberalize the telecommunications industry in Hong Kong, including issuing new wireless and wire-line fixed telecommunications network services licenses, which we refer to as FTNS Licenses. We expect the Hong Kong government to continue to take actions of these types over the next several years. Further, in contrast to its previous requirements when issuing network licenses, new licensees are no longer required to give any commitment relating to network rollout or investment. There are currently eight other fixed telecommunications network operators in Hong Kong in addition to ourselves who are licensed to provide local wireline-based fixed line services. These operators are PCCW-HKT, HGC, New World, Wharf T&T, Towngas Telecommunications Fixed Network Limited, CM Tel (HK) Limited, TraxComm Limited and HKC Network Limited. In addition, as of November 3, 2004, 230 public non-exclusive telecommunications service licenses, which we refer to as PNETS Licenses, for the provision of external telecommunications service had been issued to various operators in Hong Kong. Some of these licensees are subsidiaries of major foreign telecommunications providers.

     Increasing liberalization of the telecommunications market in Hong Kong may further attract new local and foreign entrants to the market and broaden the variety of telecommunications services supplied by existing service providers, thereby heightening the level of competition in the industry. Increased competition could result in price reductions, reduced gross margins or loss of market share, any of which could adversely affect our future growth and profitability.

The markets in which we compete may become more competitive should there be significant mergers and acquisitions in the Hong Kong telecommunications market.

     Some of our competitors with greater financial resources may attempt to grow their customer base and product offerings through acquisitions. If these competitors make significant acquisitions, they may have increased capacity and may be better positioned to increase their market share by decreasing prices. Additionally, as a result of such acquisitions, these competitors may be able to provide a broader array of services. If we are unable to grow our business through our continued expansion or by pursuing our own acquisitions, we may have difficulties competing successfully against these competitors.

     On January 20, 2005, PCCW Limited (“PCCW”) announced it had formed a strategic business alliance with China Network Communications Group Corporation, or China Netcom, one of China’s major telecommunications companies. Under this alliance, China Netcom will pay approximately US$1.0 billion in cash for newly issued PCCW shares, resulting in its holding 20% of PCCW’s share capital. This transaction may have many affects on the telecommunications market in Hong Kong, which are difficult to predict. In particular, it could result in increased competition for us and other Hong Kong telecommunications companies if PCCW is able to combine its size and market position with the increased capital provided by China Netcom to decrease prices. Furthermore, such a transaction might allow PCCW to invest more capital and human resources in its other fixed telecommunications network services that directly compete with our services.

We experienced a decline in total revenues and profits in fiscal 2004 due to a decline in revenues and profits from our international telecommunications services business. We cannot assure you that we will be able to prevent total revenues and profits from continuing to decline.

     In fiscal 2004, our total revenue dropped by 9.9% from HK$1,298.9 million in fiscal 2003 to HK$1,169.9 million, due to a significant drop in revenue from our international telecommunications services. In addition, our operating profits for this business declined by 52.3% from HK$338.9 million in fiscal 2003 to HK$161.5 million in fiscal 2004. Though our international call traffic increased in terms of total number of minutes carried, this was offset by the drop in average tariff rates resulting in a decrease in revenue and operating profits. With the drop in average tariff rates, we expect that the profit margins in the international telecommunications services will continue to be under pressure. To maintain our market share, we must continue to offer our subscribers international telecommunications services that are competitive with the prices offered by other market players. We therefore must continue to lower our costs of providing these services if we are to maintain our profitability in this business. We cannot be sure that we will be able to reduce our operating costs and if we fail to do so, our profits may be adversely affected. We cannot assure you that we will be able to prevent our total revenues and profits from continuing to decline.

We rely on third parties to deliver a significant portion of our international telecommunications traffic and fixed telecommunications network services. Our transmission costs could increase as a result of changes in our relationships with them.

     Where we do not currently have our own infrastructure in place, we depend on our contractual relationships with, and the network infrastructure of, other local network operators and overseas telecommunications carriers in providing international telecommunications and fixed telecommunications network services to our customers. Some of these third parties are our competitors in our international telecommunications or fixed telecommunications network services, or both. In fiscal 2004, payments to our top five overseas carriers and local network operators accounted for approximately 21% of our total gross operating costs. The terms and conditions of these local and international arrangements could be subject to changes or modification upon renewal of the relevant agreements. If the terms and conditions upon renewal are less favorable or the arrangements are not renewed, the costs associated with providing our services in locations where our own infrastructure is not in place could increase significantly.

The development of our Metro Ethernet network requires significant capital expenditures. These capital expenditures may vary materially from those currently planned and may impose a burden on our financing and operating activities.

     Our business is capital intensive, and our capital expenditures may not have the positive effect on our business and revenues that we expect. We have made, and will continue to make, capital investments in the expansion and upgrade of our Metro Ethernet network and the development of our telecommunications services. We incurred capital expenditures of approximately HK$392.9 million in fiscal 2004 on our Metro Ethernet infrastructure. We expect to incur total capital expenditures of approximately HK$990.0 million in fiscal 2005 and fiscal 2006, the large majority of which will be spent on the continued expansion and upgrade of our Metro Ethernet network.

     While we intend to fund such expenditures by using our currently available cash as well as cashflow from operations and the net proceeds from our January 2005 offering of 8.75% senior notes due 2015, which we refer to in this annual report as the 8.75% notes, we may not have adequate capital to fund these expenditures. In addition, if we spend our existing capital faster than anticipated or our capital requirements vary materially from those currently planned, we may require additional financing sooner than we anticipate, in which case we may need to seek to raise additional capital through debt or equity financing or other means. Any such additional debt or equity financing may not be available, and debt financing, if available, may involve restrictions on our financing and operating activities. If we are unable to obtain additional financing as needed, we may be required to reduce the scope of our operations or anticipated expansion and business development.

We may not realize the benefits we expect from our investments, which may adversely impact our business.

     We have made significant investments in our network infrastructure to provide the services we offer. The launch of new and commercially viable products and services is important to the success of our business. Commercial acceptance by consumers of the new services we offer may not occur at the rate or level expected, and we may not be able to successfully adapt the new services effectively and economically to meet consumers’ demand, which would limit the return from our investments. We cannot assure you that services enabled by upgrading and expanding our Metro Ethernet network will be accepted by the public to the extent required to generate an acceptable rate of return. In addition, we face the risk of unforeseen complications in the deployment of these new services, and we cannot assure you that our estimate of the necessary capital expenditure to offer such services will not be exceeded. For example, the useful life of the equipment that we employ in buildings and for our fiber-based backbone may be shorter than expected requiring further capital expenditures. We may be unable to develop and/or deploy new services according to expected schedules, and these services may not achieve commercial acceptance or be cost effective. The failure of any of our services to achieve commercial acceptance could result in additional capital expenditures or a reduction in profitability to the extent that we are required under the applicable accounting standards to recognize a charge for the impairment of assets. Any such charge could materially and adversely affect our financial condition and the results of our operations.

Because most of the services we provide through our Metro Ethernet network are still at an early stage of implementation, evaluation of our business and our prospects is difficult.

     Because of the short operating history of most of our fixed telecommunications network services, our historical financial data may not provide a meaningful basis for you to evaluate us and our prospects. These services are still at an early stage of implementation, and the revenue, potential income and cash flows from these new businesses are unproven. Accordingly, evaluation of our businesses and our prospects is difficult, and we cannot give you any assurance that we will succeed in these businesses.

We are involved in several legal proceedings that, if decided unfavorably to us, could adversely affect our profitability.

     We are currently involved in several legal proceedings in Hong Kong. If these proceedings are resolved in a manner adverse to us, our business and profitability may be harmed. The most significant proceedings are:

•	A case brought in July 1998 in which PCCW-HKT (then Cable & Wireless HKT) alleges that certain of our business practices breached our agreements with PCCW-HKT and unlawfully interfered with their telecommunications business.

•	A case brought in April 1999 in which the plaintiff alleges that one of our wholly owned subsidiaries wrongfully terminated a telecommunications service agreement between them leaving unpaid obligations to the plaintiff of approximately US$3.6 million.

•	A judicial review proceeding brought in October 2004 in which PCCW-HKT and PCCW-IMS requested judicial review of the Telecommunications Authority’s decision concerning the right of network operators to provide “off-network” local voice-over-Internet-Protocol, or VOIP services, which is described in more detail below.

     In each of the proceedings mentioned above, we are vigorously defending against the claims. However, we cannot predict the way that an arbitrator or a court of law will view the facts in dispute nor can we predict how any such arbitrator or court would interpret substantive points of law; therefore, we cannot predict the outcome of these proceedings.

PCCW-HKT and PCCW-IMS have brought legal proceedings against the Telecommunications Authority that, if decided unfavorably against the Telecommunications Authority, could adversely affect our ability to provide local VOIP services accessible over the broadband connections provided by other operators.

     On October 11, 2004 PCCW-HKT and PCCW-IMS applied to Hong Kong’s High Court to commence judicial review proceedings against the Telecommunications Authority in which our wholly owned subsidiary Hong Kong Broadband Network Limited, or HKBN, was initially joined as an interested party. PCCW-HKT and PCCW-IMS seek judicial review of the Telecommunications Authority’s decision dated September 22, 2004 in which the Telecommunications Authority found no evidence to suggest that HKBN is acting outside the scope of its FTNS License in providing local VOIP services accessible over the broadband connections provided by other operators, or “off-network” local VOIP. We began offering off-network local VOIP services in August 2004. PCCW-HKT and PCCW-IMS seek to have the Telecommunications Authority’s decision overturned and had requested the court to grant interim orders against both the Telecommunications Authority and HKBN to prohibit HKBN from providing off-network local VOIP services. In November 2004, PCCW-HKT and PCCW-IMS withdrew their request for interim orders, but amended its original application to include HKBN as a second respondent. The proceedings of the judicial review will continue and the hearing is set for November 28, 2005.

     We are a party to the judicial review proceedings and are vigorously participating in the defense against these allegations. However, we cannot predict the outcome of the judicial review and if PCCW-HKT and PCCW-IMS are successful, we may be forced to discontinue providing off-network local VOIP services. Such an outcome will not affect our ability to offer local VOIP services within our own Metro Ethernet network, but would negatively affect our off-network local VOIP business and would likely limit our ability to add new off-network local VOIP subscribers.

We are in the process of instituting changes to our internal controls and management systems in order to satisfy the requirements of Section 404 of the Sarbanes Oxley Act of 2002. Our failure to timely and successfully institute these changes and to maintain the adequacy of our internal controls could subject us to regulatory actions and may adversely affect our stock price and our ability to raise additional capital.

     We are in the process of instituting changes to our internal controls and management systems to satisfy the requirements of Section 404 of the Sarbanes Oxley Act of 2002, which will require us to perform an evaluation of our internal controls over financial reporting and beginning with our Form 20-F for the fiscal year ending August 31, 2005, file annual management assessments of their effectiveness with the SEC that include a certification of our internal controls by our chairman and director of finance and a counter-certification by our independent accountants.

     In order for us to meet these requirements, we will need to design procedures to document various controls and relevant testing procedures under requirements stipulated by the Public Company Accounting Oversight Board in the United States.

     We have assigned an internal audit manager to oversee this compliance process, who reports to both our audit committee and senior management on a periodic basis. In addition, we have hired external consultants to perform a high-level internal control gap analysis, but we have not retained the continuous services of these consultants in the later phases of this compliance process.

     For fiscal 2005, our independent accountants will be required to attest to our evaluation of internal controls over financial reporting. Unless we successfully design and implement changes to our internal controls and management systems, or if we fail to maintain the adequacy of these controls as such standards are modified or amended from time to time, we may not be able to comply with Section 404 of the Sarbanes Oxley Act of 2002. As a result, our independent accountants will be unable to certify our management’s assertion of the effectiveness of our internal controls. This could subject us to regulatory scrutiny and result in a loss of public confidence in our management, which could, among other things, adversely affect our stock price and our ability to raise additional capital.

We have recognized revenues for mobile interconnection charges that have not yet been paid to us. We may be forced to reverse or modify our recognition of these revenues if the Telecommunications Authority determines that the level of mobile interconnection charges that mobile operators are required to pay us are not at the level that we have calculated.

     We are currently in dispute with various mobile telecommunications operators as to the level and effective date of interconnection charges payable to us for direct interconnection between their mobile networks and our Metro Ethernet network. The Telecommunications Authority has confirmed that mobile operators are required to pay interconnection charges to fixed network operators, including us, but most of the mobile operators have not paid any mobile interconnection charges to us since we began offering fixed telecommunications network services to them.

     In fiscal 2003 and fiscal 2004, we recognized revenue in the amount of HK$6.1 million and HK$38.7 million, respectively, for interconnection charges receivable from mobile operators for the use of our Metro Ethernet network. We determined the amount of these charges based on the fully distributed cost model determined by the Telecommunications Authority to be applicable in determining the interconnection charges between fixed and mobile operators, which relies on the historical levels of mobile interconnection charges paid by mobile operators to PCCW-HKT. In August 2004, the Telecommunications Authority agreed to determine the level of interconnection charges payable to us by one of the mobile operators, but we cannot predict the outcome of the Telecommunications Authority’s determination. If the level of interconnection charges determined by the Telecommunications Authority to be payable to us is lower than the revenues that we have recognized, we will be required to write-back the difference from our revenue during fiscal 2005. This could negatively affect our operating results for fiscal 2005.

Our fixed telecommunications network business has incurred losses since inception and we expect it to incur future losses.

     For fiscal 2002, 2003 and 2004, we incurred operating losses of approximately HK$121.7 million, HK$62.7 million and HK$109.7 million, respectively, from our fixed telecommunications network service operations. We expect our fixed telecommunications network service business will continue to incur net losses as we expend substantial resources on developing and marketing broadband Internet access, local VOIP, IP-TV and corporate data services. We cannot assure you that we will achieve and sustain profitability in our fixed telecommunications network operations.

Our IP-TV services may not become profitable and may adversely affect our operating results.

     We began to produce, market and offer IP-TV services via our Metro Ethernet network in August 2003. Our IP-TV service currently consists of a 24-hour news channel and other education and recreation channels (including children’s programming) that we produce, and channels whose content we purchase from other content-providers. As we are still at an early stage of development, the business model, marketing plans, strategy, and the content we will provide are still evolving. As a result, we cannot provide any assurance that we will be able to successfully build market share in the pay-TV business or that such business will become profitable. Further, the money that we invest in providing such service could have an adverse effect on our operating results and profitability.

Our programming costs may increase in the future, which could reduce our margins if we are unable to pass that increase on to our IP-TV subscribers.

     Revenue growth for our IP-TV services depend on our ability to produce or obtain programming that is both affordable and appealing to our subscribers. We produce or supplement a small amount of the programming on our channels and obtain programming from third parties for the remainder. The cost of some of our purchased programming may increase in the future as competition in the pay-TV and television services market intensifies. Such increases could potentially affect our subscriber growth more than the dominant provider as our sales efforts are focused on our offering a lower-priced pay-TV service than our existing competitors. Our inability to pass on programming cost increases to our subscribers could reduce our revenues, cash flow and operating margins. Additionally, if we are unable to purchase programming that appeals to our targeted customer base, we may not be able to add new subscribers or increase our market share.

Our growth and expansion may strain our ability to manage our operations, increase our costs of operation and adversely affect the quality of our services.

     We have pursued and continue to pursue a strategy of aggressive growth in our fixed telecommunications network services business. As part of this strategy, we continue to expand and invest in the Metro Ethernet network infrastructure we use to deliver broadband Internet access, local VOIP, IP-TV and corporate data services. The deployment of these projects has resulted and will result in significant demands on our systems and controls and may place a strain on our administrative, operational and financial resources. Our ability to manage future growth will depend upon our ability to continue to:

•	manage the simultaneous implementation of our infrastructure development and marketing plans;

•	cope with both predictable and unforeseen problems associated with being a relatively new entrant in rapidly evolving industries;

•	effectively monitor our operations so as to control costs and maintain effective quality controls; and

•	offer competitive prices to customers.

     Our failure to achieve any of the above in an efficient manner and at a pace consistent with the growth of our fixed telecommunications network services business could have an adverse effect on the quality of our services and increase our costs of operation.

The Office of the Telecommunications Authority has made changes to the manner in which it regulates PCCW-HKT’s tariffs for residential and business direct exchange line telephone services, which may result in more competition in our markets.

     In 2003, PCCW-HKT applied twice to the Telecommunications Authority for a declaration of “non-dominance” with respect to the markets for residential and business direct exchange line telephone services. In response to these applications, the Office of the Telecommunications Authority, or OFTA, issued a new fixed carrier license to PCCW-HKT on January 14, 2005. Under this new license, PCCW-HKT is not required to obtain prior approval from the Telecommunications Authority before adjusting its tariffs on residential and business direct exchange line telephone services, including moves to offer discounts and other benefits in response to price competition. We anticipate this development will increase pricing competition further in an already competitive market. Such increased competition may adversely affect our revenues and profitability.

We depend on certain key personnel, and our business and growth prospects may be disrupted by the loss of their services.

     Our future success is dependent upon the continued service of our key executives and employees. We also rely extensively on the services of our executive officers, including Wong Wai Kay, Ricky, our chairman, and Cheung Chi Kin, Paul, our managing director. While we have employment agreements with members of our senior management staff, we cannot assure you that we will be able to retain these executives and employees. If one or more of our key personnel were unable or unwilling to continue in their present positions, or if they joined a competitor or formed a competing company, we may not be able to replace them easily, our business may be significantly disrupted and our financial condition and results of operations may be materially and adversely affected. Furthermore, since our industry is characterized by high demand and increased competition for talent, we may need to offer higher compensation and other benefits in order to attract and retain key personnel in the future. We cannot assure you that we will be able to attract and retain the key personnel that we will need to achieve our business objectives.

Universal Services Contributions are reviewed and adjusted periodically by the Telecommunications Authority, which may result in our either receiving a refund from, or being required to make whole any shortfall in payments to, PCCW-HKT. These adjustments may affect our financial results.

     PCCW-HKT has a universal service obligation to provide basic telephone service to any individual or entity that requests it. To compensate PCCW-HKT for the expenses of this obligation, all incoming and outgoing international calls in Hong Kong are charged a per minute fee payable to PCCW-HKT. The Telecommunications Authority periodically adjusts the amount of this fee, which is commonly referred to as the USC. In the past we have received large USC refunds, but the amounts of these refunds have declined in the past few years. We cannot predict whether we will continue to receive refunds or whether the Telecommunications Authority may determine in the future that we have underpaid the USC and require us to make whole the shortfall, if any, in payments to PCCW-HKT. Such adjustments to the USC may affect our financial results.

Expansion of our Metro Ethernet network into certain buildings and residences may be limited by physical limitations or our ability to obtain access permits.

     Expanding our Metro Ethernet network coverage requires us to install fiber-to-the-building, as well as install Cat-5e copper wiring within residential and commercial buildings to reach the subscriber’s premises, which we refer to as in-building-wiring. PCCW-HKT has already installed in-building-wiring in virtually all buildings, and we along with other fixed telecommunications network service providers may encounter a bottleneck when installing our own in-building-wiring because many buildings have limited physical space for additional in-building wiring. In addition, owners of certain single-owner commercial buildings may grant rights of access to our competitors while barring us from installing our own in-building-wiring. Furthermore, certain developers may have affiliations with our competitors and may attempt to delay our wiring installations. These constraints may hinder the expansion of our Metro Ethernet network and reduce our ability to add new subscribers.

Internet security concerns could limit our ability to develop revenues from Internet access services.

     We intend to continue developing our broadband Internet access, local VOIP, IP-TV and corporate data services. Computer viruses, break-ins and other inappropriate or unauthorized uses of our Metro Ethernet network could affect the provision of our full suite of Internet Protocol, or IP, services. Computer viruses, break-ins or other problems could have the following effects on our fixed telecommunications network services business:

•	it could result in interruption, delays or cessation in services to our customers;

•	it could jeopardize the security of confidential information stored in the computer system of our customers; and

•	it could result in costly litigation.

     We may incur significant costs to protect us against the threat of security breaches or to alleviate problems caused by such breaches. In addition, alleviating these problems may cause interruptions, delays or cessation in service to our users, which could cause them to stop using our service or assert claims against us.

Other fixed telecommunications network operators may be able to limit the transmission of our off-network local VOIP traffic carried over their broadband network, which may limit our ability to offer this service.

     Our off-network local VOIP service is dependent on the broadband Internet connections provided by other fixed telecommunications network operators. These operators may be able to limit the transmission of our off-network local VOIP traffic carried over their broadband network, which may limit our ability to offer this service.

We may be liable for information disseminated over our Internet services network which could increase our costs or cause us to discontinue certain services.

     We may be required to spend substantial resources or discontinue certain services, which could have a material adverse effect on our business, operating results and financial condition, as a result of liability under Hong Kong law for dissemination of information. Hong Kong law relating to liability of Internet service providers for information carried on or disseminated through their networks is new and untested. The imposition of potential liability upon Internet service providers, such as liability for defamatory speech or copyright infringement, for materials carried on or disseminated over a network may cause us to adopt measures that may reduce our exposure to such liability.

Illegal viewing activities may affect our IP-TV subscriber growth and subscription revenue.

     Our IP-TV business is dependent upon subscription revenue. We are aware that some viewers in Hong Kong use unauthorized pay-TV decoders to receive pay-TV service illegally. Manufacturers or vendors of unauthorized pay-TV decoders may overcome our digital encryption methods and if we fail to deploy appropriate and timely countermeasures in response to such activities, illegal viewing activities may occur. Such illegal viewing activities will adversely affect the growth of our IP-TV subscriber base and our subscription revenue.

We face risks associated with potential acquisitions, investments, strategic partnerships or other ventures, including whether we can identify opportunities, complete the transactions and integrate the other parties into our business.

     From time to time we have had discussions with companies regarding our acquiring, investing in or partnering with their businesses, products, services or technologies, and we regularly engage in such discussions in the ordinary course of our business. We may not be able to identify suitable acquisition, investment or strategic partnership candidates, which may place us at a disadvantage if our competitors are able to grow their market share through acquisitions. If we do identify suitable candidates, we may not be able to complete those transactions on commercially acceptable terms or at all. If we acquire another company, we could have difficulty in integrating that company’s personnel, products, operations and technology. In addition, the key personnel of the acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses.

Risks Relating to Our Technological Infrastructure

Slow system performance over our wireless and leased wireline connections could cause us to lose Internet customers to our competitors.

     Our system’s performance may slow down at certain peak times, especially with respect to the transmission of multimedia content over our wireless and leased wireline connections. Our ability to increase our handling capacity, and increase the network’s performance, will depend upon:

•	the successful build out of our own fiber-based backbone, and

•	our ability to secure leased lines from other network operators where we do not have our own infrastructure in place.

     We cannot be sure that we will be able to replace our wireless and leased wireline connections with our fiber-based backbone and increase the performance of our Internet access system. If we do not, our customers may subscribe to other Internet access services provided by our competitors.

We will be limited in our ability to continue to expand our international telecommunications business unless we obtain additional network capacity.

     Our international telecommunications network has limited capacity. Our ability to continue to increase traffic volume depends on our ability to expand the network on a timely basis and add new subscriptions, which in turn is subject to:

•	the expansion and development of our own international telecommunications facilities;

•	the availability of leased lines from third party carriers at favorable rates; and

•	the possible termination or cancellation of our existing contracts.

     If we fail to increase the capacity of our international telecommunications network, our ability to increase our telecommunications minutes, market share and revenues will be limited.

If we are unable to stay ahead of technology trends and evolving industry standards, our services may become obsolete.

     Telecommunications businesses are characterized by rapidly changing technology and industry standards, evolving subscriber needs and the introduction of new services. The continuously changing nature of these services, and their increasingly shorter life cycles require us to continually improve our performance, services and network in order to compete successfully with the services offered by our competitors. Further, new technology or trends in the telecommunications industry could have an adverse effect on the services we currently offer. For example, the replacement of traditional fixed line home telephones with mobile telephones and/or VOIP services may lead to a decline in our International telecommunications services revenues. Changing our services in response to market demand may require the adoption of new technologies that could render many of the technologies that we are currently implementing less competitive or obsolete. In addition, our new products and services may contain design flaws or other defects that could have a material adverse effect on our business, operating results or financial condition. To respond successfully to technological advances and emerging industry standards, we may require substantial capital expenditure and access to related or enabling technologies in order to integrate the new technology with our existing technology. We may not be successful in modifying our network infrastructure in a timely and cost-effective manner in response to these changes, which will affect our ability to continue to offer the products and services demanded by our customers.

We are vulnerable to natural disasters, and other disruptive regional events, which could cause damage to our network and result in lost revenue and perhaps lost customers.

     Our network is vulnerable to damage or cessation of operations from fire, earthquakes, severe storms, power loss, telecommunications failures, network software flaws, vandalism, transmission cable cuts and other catastrophic events. We may experience failures or shutdowns relating to individual points of presence or even catastrophic failure of our entire network. Any failure of our network, our servers, or any link in the delivery chain, whether from operational disruption, natural disaster or otherwise, resulting in an interruption in our operations, could have a material adverse effect on our business, financial condition and results of operations.

The loss of key suppliers or their failure to deliver equipment on a timely basis could negatively impact our business prospects.

     We rely on Cisco Systems, Inc. and other suppliers to provide equipment, underground cables and other key components in building our Metro Ethernet network infrastructure, and on Nortel Networks Limited for VOIP equipment. In order for new subscribers to be able to access our IP-TV services, we must install an IP set-top-box in their homes. We must have an adequate supply of such equipment on hand to respond to new customer subscriptions in a timely manner. We purchase all of our IP set-top boxes and other equipment from our suppliers on a purchase order basis and have no long-term contracts. If our suppliers are unable to supply us with these products in a timely manner or the costs of these products increase due to unforeseen causes, this could negatively impact our operating results, especially if we are unable to add new subscribers or pass these costs on to our customers. In addition, if Cisco Systems, Inc. is unable or is delayed in providing us with the hardware required for building our fiber-based backbone infrastructure, this could negatively impact our operating results.

Our reliance on third parties to provide maintenance and repairs for our Metro Ethernet network could adversely affect our operating results if their services are not timely or do not meet our standards.

     We depend on Cisco Systems, Inc. and other third parties for ongoing support and assistance with respect to maintenance and repairs. We are also dependent on certain Hong Kong rail transport providers to maintain and provide us with access to their infrastructure to support the proper functioning of our equipment and fiber-based backbone. If these third parties fail to provide us the equipment we require, or fail to respond or are untimely in their response to our maintenance and repair needs, our customers may experience interruptions or variations in the quality of our fixed telecommunications network services, which may adversely affect our operating results and our ability to retain or add new customers.

Environmental factors in Hong Kong could impact our delivery of fixed telecommunications network services using wireless technology and increase our operating costs.

     Wireless transmission of information is subject to environmental influences, which could impact our delivery of fixed telecommunications network services using this technology. In particular:

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

     Each of these factors may cause us to either accelerate our plans to install self-owned fiber-based backbone or lease capacity on the wireline-based backbone of other fixed network operators, which may increase our operating costs.

Risks Relating to the Regulatory, Political and Economic Environment

Regulatory reforms and currently contemplated regulatory initiatives in the telecommunications industry may adversely affect us.

     The Hong Kong telecommunications industry is undergoing continuous regulatory reform. In July 2003, the Hong Kong government enacted the Telecommunications (Amendment) Ordinance 2003, or the 2003 Ordinance, which specifically regulates merger and acquisition activities in the Hong Kong telecommunications industry. The 2003 Ordinance gives the Telecommunications Authority the power to review mergers and acquisitions concerning carrier licensees and to take appropriate actions when it determines that the transaction would substantially lessen market competition without any outweighing public benefits. The Telecommunications Authority also has the right to impose conditions upon or oppose mergers and acquisitions, which may have an adverse effect on our ability to grow our business through mergers and acquisitions.

     On October 4, 2004, the Telecommunications Authority issued a consultation paper requesting commentary from market participants regarding regulation of Internet Protocol telephony services. The Telecommunications Authority seeks to determine whether the existing regulatory framework, which was primarily designed to govern traditional fixed line telephony services, is applicable to VOIP telephony services. Some of the regulatory issues being addressed include creating a licensing framework, conformance to the existing system of assigning telephone numbers, imposition of interconnection charges and establishing guidelines with respect to the quality of services. As we currently offer local VOIP services, the Telecommunications Authority’s final determination may subject us to further regulations that affect our operations.

Our revenues may be adversely affected by regulatory and commercial increases in tariffs mandated by the Chinese government and other international carriers.

     China’s Ministry of Information Industry, or the MII, and the State Development Planning Commission jointly set tariffs for all domestic and international long distance services in China using public switched telephone networks, leased lines and data services. Certain tariffs payable by us to our carrier partners are based, among other things, on the tariffs determined by these agencies with respect to the calls our subscribers make to persons in China. In November 2002, our carrier partners in China increased the termination rates payable by us to them for international long distance telephone calls into China due to the imposition by the MII of these rate increases. To cover the increased cost for terminating traffic in China, we increased the rates we charged our customers for calls into China, which represented 65% of our international traffic for fiscal 2003. This rate increase led to an immediate drop of traffic into China. Further, our market share was adversely affected, as one of our competitors did not increase the rates it charged its customers for calls into China as a result of the increased tariff.

     While our carrier partners subsequently reversed this increase in termination rates in 2003, the MII may impose changes to termination rates and related tariffs in the future, which we would expect to affect the rates we charge our customers for calls into China. In addition, following the termination rate increase imposed by China’s MII, Philippines-based carriers raised their inbound termination rates and some European mobile carriers have also made such increases in recent years. Other international carriers may follow these examples. We cannot predict the timing, likelihood or magnitude of any future tariff adjustment; nor can we predict the extent or potential impact upon our business of any such future tariff increases. Such increases may lead to a decrease in traffic, reduce our revenues and adversely affect our business and results of operations. In addition, if we are unable to pass the increased cost of services onto our customers, it would have an adverse effect on our profit margins for international telecommunications services.

The Communications and Technology Branch has issued a letter stating that we are exempt from obtaining a broadcasting license to provide our IP-TV services. However, should we be required to obtain a broadcasting license for our IP-TV services and we are unable to do so, we may be forced to terminate our IP-TV service.

     Unlike our competitors, who hold domestic pay-television program service licenses, we provide our IP-TV services over our Metro Ethernet network under HKBN’s FTNS License. The Hong Kong government has indicated that because our IP-TV services are carried over the Internet, we are exempt under the Broadcasting Ordinance from the requirement to obtain a domestic pay-television program service license. However, the government’s Communications and Technology Branch has informed us that the government is considering a review of the broadcasting regulatory regime and may introduce changes to the existing regulatory framework, including the existing exemption in the Broadcasting Ordinance. Therefore, we cannot predict whether the government may require us to obtain a pay-television program service license in the future. If such license requires us to pay significant fees or imposes restrictions on our current operations, the revenues from our IP-TV business may be adversely affected or, if we are unable to obtain a pay-television program service license, we may be forced to terminate our IP-TV services.

We require licenses from the Telecommunications Authority to provide our services. If one of these licenses is revoked or not renewed, we would be unable to deliver the services authorized by that license.

     We require licenses from the Telecommunications Authority to provide our international telecommunications and fixed telecommunications network services. Our PNETS License is subject to the Telecommunications Authority’s annual renewal and HKBN’s FTNS License is initially granted for a term of 15 years, which may be renewed for such further period not exceeding 15 years at the discretion of the Telecommunications Authority. The Telecommunications Authority’s failure to renew or its revocation of any of these licenses for any reason would prohibit us from continuing to offer the services authorized by that license, which would have a significant adverse impact on our revenues and profitability. In addition, future changes in Hong Kong’s telecommunications regulations or policies could have an adverse impact on our operations.

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

We have more than 50% of our staff located in Guangzhou, China and changes in Chinese labor or business laws may significantly affect our operations and our ability to service our Hong Kong based customers.

     Our call center in Guangzhou employs over 1,900 persons and is an important resource for us. We are therefore subject, to a significant degree, to the laws and regulations that govern foreign companies with operations in China. The Chinese legal system is based on written statutes. Prior court decisions may be noted for reference but have limited precedential value. Since 1979, the Chinese government has promulgated laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, labor, commerce, taxation and trade. However, because these laws and regulations are relatively new and because of the limited volume of published cases and their non-binding nature, interpretation and enforcement of these laws and regulations involve significant uncertainty. In addition, as the Chinese legal system develops, changes in such laws and regulations, their interpretation or their enforcement may lead to additional restrictions on our business.

You may have difficulty enforcing judgments against us or our management.

     City Telecom is incorporated in Hong Kong. All of our directors and executive officers and some of the experts named in this annual report live outside the United States, principally in Hong Kong. Also, all or most of City Telecom’s assets are located outside the United States. As a result, you may not be able to:

•	effect service of process upon these persons within the United States, or

•	enforce, against us or these persons within the United States, court judgments obtained in United States courts, including judgments relating to the federal securities laws of the United States.

     There is also doubt as to whether courts in Hong Kong will enforce judgments of United States courts based only upon the civil liability provisions of the federal securities laws of the United States, or the securities laws of any state of the United States.

The state of Hong Kong’s economy may affect our profitability.

     As we are principally engaged in the provision of broadband Internet access, local VOIP, IP-TV, corporate data and international telecommunications services in Hong Kong, our financial position and the results of our operations will be affected by the conditions of the telecommunications, Internet access and pay-TV markets in Hong Kong, which may in turn be influenced by the general state of the Hong Kong economy, changes in the Hong Kong regulatory environment, and changes in demand and usage habits of Hong Kong consumers. We have limited control over any of these factors. The Hong Kong economy has experienced considerable volatility during the late 1990s and from 2000 to 2003, and there can be no assurance that it will not continue to do so in the future. This could adversely affect our business operations.

Fluctuations of the Hong Kong dollar may increase our operating costs.

     A major portion of our operating costs is interconnection charges paid to overseas carriers for the delivery of our international calls. Substantially all of these interconnection charges are denominated in U.S. dollars or other currencies other than Hong Kong dollars. In addition, the equipment and hardware we purchase for the expansion of our Metro Ethernet network constitutes a large portion of our capital expenditure and is also denominated in U.S. dollars. Finally, payment of interest, principal and any other amounts due under the 8.75% notes issued in January 2005 will be made in U.S. dollars. However, our revenues are denominated exclusively in Hong Kong dollars. Any depreciation of the Hong Kong dollar, against the U.S. dollar or other currencies, would increase our operating costs, including our debt servicing costs, make our capital expenditure plans more expensive, and adversely affect our profitability.

     In addition, the expenses that we incur in relation to our call center located in Guangzhou, China are denominated exclusively in Renminbi, the official currency of the People’s Republic of China. These include the salaries that we pay to our personnel as well as various operating expenses that we incur to maintain our operations. As a result, we are exposed to a certain amount of foreign exchange risk based on fluctuations between the Hong Kong dollar and the Renminbi. If the Renminbi appreciates against the Hong Kong dollar, the amount of Hong Kong dollars we would be required to spend to maintain our call center would increase.

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

Risks Relating to our Securities

Our Share Price has been and may continue to be volatile.

     The trading price of our shares has been, and is likely to continue to be, extremely volatile. Since our offering of our American depositary shares on November 4, 1999, the closing price of our ordinary shares on the SEHK has ranged from HK$0.420 to HK$8.950. Our share price and the price of our American depositary shares could be subject to wide fluctuations in response to a variety of factors, including, among others:

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

     As of February 4, 2005, we had 614,073,404 shares issued and outstanding. All of the outstanding shares are freely tradable in our primary trading market, the SEHK, and can be traded in the United States in the form of American depositary shares in compliance with the holding period, volume, and manner of sale restrictions under Rule 144 under the Securities Act of 1933, as amended (if applicable). It is possible that we may issue additional shares in connection with our financing activities, acquisition activities or otherwise. Any shares that we issue will be freely tradable on the SEHK, and, depending on the circumstances of their issuance, may also be freely tradable in the U.S. public market.

Risks Related to our Indebtedness

In January 2005, we issued 8.75% notes that contain covenants limiting our financial and operating flexibility.

     Covenants under the 8.75% notes that we issued in January 2005 restrict our ability to, among other things:

•	pay dividends, make distributions, redeem capital stock and make certain other restricted payments or investments;

•	incur additional indebtedness or issue certain equity interests;

•	merge, consolidate or sell all or substantially all of our assets;

•	issue or sell capital stock of some of our subsidiaries;

•	sell or exchange assets or enter into new businesses;

•	create any restrictions on the payment of dividends, the making of distributions, the making of loans and the transfer of assets;

•	create liens on assets;

•	enter into sale and lease back transactions; and

•	enter into certain transactions with affiliates or related persons.

     All of these limitations are subject to exceptions and qualifications specified in the indenture governing the 8.75% notes.

     These restrictive covenants could limit our ability to pursue our growth plan, restrict our flexibility in planning for, or reacting to, changes in our business and industry and increase our vulnerability to general adverse economic and industry conditions. We may enter into additional Financing arrangements in the future, which could further restrict our flexibility.

We will require a significant amount of cash to service our debt.

     Our ability to fund operating and capital expenditures and to service debt will depend significant on our ability to generate cash from operations. We will need to continue generating cash flows at or above current levels to meet our future debt service requirements. However, we cannot assure you that we will be able to do so.

     Our ability to generate cash is subject to general economic, financial, competitive, industry, legal and other factors and conditions, many of which are outside our control. In particular, our operations are subject to price and demand volatility in the telecommunications industry. If we cannot service our debt, we may be required to (among other things) reduce capital expenditures, sell assets, or raise equity. We may not be successful in taking these actions, which could cause us to default on our obligations. Further, our ability to take many of these steps may be subject to approval by future creditors in addition to holders of the 8.75% notes.

Our indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the 8.75% notes.

     Upon the issuance of the 8.75% notes, we incurred US$125.0 million amount of indebtedness. In addition, the indenture governing the 8.75% notes does not prohibit us or our subsidiaries from incurring substantially more debt, including secured credit facility debt and other debt as long as we meet certain debt incurrence ratios (other than CTI Guangzhou Customer Services Co. Limited (“CTI Guangzhou”) and, subsequently, any other future subsidiary prohibited by applicable law, regulation or order from issuing a guarantee of the 8.75% notes, which are restricted from incurring certain indebtedness as specified in the indenture governing the 8.75% notes). The 8.75% notes and guarantees are effectively subordinated to all of our existing and future secured debt to the extent of the value of the assets securing such indebtedness and are effectively subordinated to all existing and future debt and other liabilities of non-guarantor subsidiaries, including trade payables. If new debt is added to our consolidated debt level, the related risks that we now face could intensify.

     Covenants in the agreements governing debt we may incur in the future may materially restrict our operations, including our ability to incur debt, pay dividends, make certain investments and payments, and encumber or dispose of assets. In addition, financial covenants contained in agreements relating to our future debt, including those under a credit agreement, could lead to a default in the event our results of operations do not meet our plans. A default under one debt instrument may also trigger cross-defaults under our other debt instruments. An event of default under any debt instrument, if not cured or waived, could have a material adverse effect on us. Any new debt that we incur in the future could have important consequences to holders of the 8.75% notes. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to the 8.75% notes;

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our ability to fund future working capital, capital expenditures, research and development and other general corporate requirements;

•	require us to dedicate a substantial portion of our cash flows from operations to service payments on our debt;

•	limit our flexibility to react to changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage to any of our competitors that have less debt;

•	require us to meet additional financial covenants; and

•	limit, along with other restrictive covenants, among other things, our ability to borrow additional funds.

     We cannot assure you that our business will generate cash in an amount sufficient to enable us to service our debt, including the 8.75% notes, or to fund our other liquidity needs. In addition, we may need to refinance all or a portion of our debt, including the 8.75% notes, on or before maturity. We cannot assure you that we will be able to refinance any of our debt on commercially reasonable terms or at all.

We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture governing the 8.75% notes.

     If we undergo a change of control, we must offer to buy back the 8.75% notes for a price equal to 101% of the principal amount of the 8.75% notes, plus accrued and unpaid interest, additional amounts, if any, and registration default damages, if any. Any new financing arrangement that we may enter into in the future may require repayment upon a change of control and further prohibit us from repurchasing the 8.75% notes until we first repay the new debt in full. If a change of control occurs, we cannot assure you that we will have sufficient funds to satisfy these other debt obligations and repurchase the 8.75% notes.

ITEM 4. INFORMATION ON THE COMPANY

History and Development of the Company

     City Telecom (H.K.) Ltd. was incorporated in Hong Kong on May 19, 1992 under the Companies Ordinance (Chapter 32 of the laws of Hong Kong) (the “Companies Ordinance”). Our registered office is located at 13th - 16th Floors, Trans Asia Centre, 18 Kin Hong Street, Kwai Chung, Hong Kong, telephone (852) 3145-6888. Our agent for U.S. federal securities laws purposes is CT Corporation System, 111 Eighth Avenue, New York, NY 10011.

     City Telecom provides international telecommunications and, through HKBN, international telecommunications, Internet access, local telephony, pay-TV and other fixed telecommunications network services in Hong Kong. We believe that one of the cornerstones of our success has been our ability to quickly expand our service offerings when changes in regulation or technology have provided us with an opportunity to do so. Some of the key events in our history and development have been:

•	In November 2004, HKBN launched our “BB100” Internet access service with symmetric 100 Mbps access for the residential mass market using self-owned fiber-to-the-building and standard Cat-5e in building copper wiring.

•	In August 2004, HKBN launched our off-network BB Phone services, which allows subscribers to use our local VOIP services using the broadband network of other operators.

•	In July 2004, HKBN launched our corporate data services.

•	In August 2003, HKBN launched our IP-TV service, which delivers video content to a television set via an IP set-top-box.

•	In July 2003, we sold the entire issued share capital of City Telecom (Japan) Co., Ltd. to Takua Corporation; City Telecom (Japan) Co., Ltd. (now known as City Call Co., Ltd.) ceased to be related to our group of companies.

•	In July 2002, we established a customer service call center in Guangzhou, China to provide customer acquisition and back office customer support services.

•	In June 2002, we launched a new access number “0030” for our international telecommunications services, which offers international direct dialing at competitive calling rates.

•	In May 2002, we started operation of our APCN 2 and Japan-U.S. undersea cables for international calls and broadband Internet access.

•	In April 2002, HKBN was notified of our license upgrade from a wireless to a wireline-based FTNS License and we began upgrading our backbone to a self-owned fiber-based backbone. In that same month HKBN launched our fixed line on-network local VOIP services in Hong Kong.

•	In March 2002, the Telecommunications Authority granted us a cable-based external FTNS License.

•	In May 2001, the Telecommunications Authority granted us a satellite-based fixed carrier license.

•	In March 2000, HKBN launched our broadband Internet access services and wireless network in Hong Kong.

•	In February 2000, HKBN obtained a wireless FTNS License from the Telecommunications Authority.

•	In November 1999, we successfully completed a global offering of shares and listed our American depositary shares on the Nasdaq Stock Market.

•	In January 1999, we became the first Hong Kong company to obtain a PNETS License covering the provision of international telecommunications services using international simple resale and launched a new direct calling service for our international telecommunications operations with the access number 1666, supported by the international simple resale arrangement.

•	In November 1998, OFTA announced that PCCW-HKT would lose its monopoly over voice transmission using international simple resale effective in January 1999.

•	In February 1998, PCCW-HKT lost its monopoly over facsimile transmission using international simple resale. We launched our fax services using international simple resale in the same month. We launched our first Internet related service, CTIm@il, which provides email services, in March 1998. We launched our Internet business, named CTInets, in June 1998.

•	In August 1997, we completed the initial public offering of our shares, which were listed on the Stock Exchange of Hong Kong.

•	In January 1997, we launched our fourth international telecommunications service, the IDD 300 Calling Service. In March of that year, to target our prospective and existing corporate subscribers, we established INC as a special business unit dedicated to providing high-quality, competitively priced international telecommunications services to corporations in Hong Kong. In June 1997, we obtained a PNETS License from the Telecommunications Authority for the provision of virtual private network services, catering to the needs of multinational corporations.

•	In January 1994, we introduced a second international telecommunications service, marketed under the name 003 International Guaranteed Fax Service, using the store-and-forward transmission technology. In September 1994, we launched a third international telecommunications service, called GlobaLink International Calling Card Service.

•	In May 1993, we obtained a PNETS License.

•	In September 1992, we began to provide international telecommunications service using the toll-free transit communication technology, later marketed under the name 888 International Calling Card Service.

Business Overview

     We are a fast growing and innovative provider of residential and corporate fixed telecommunications network and international telecommunications services in Hong Kong. Using our self-owned Metro Ethernet network, we deliver fixed telecommunications network services to the residential mass and small- to-medium enterprise market segments, at attractive prices while simultaneously offering a bandwidth advantage over comparable offerings by our competitors. Our integrated suite of services includes the following:

•	high-speed broadband Internet access services that provide our customers with symmetric access speeds of up to 100 Mbps upstream and downstream;

•	fixed line local telephony through our voice-over-Internet-Protocol technology;

•	pay television, where we deliver more than 35 channels including self-produced news, children’s programming and local interest programming using our IP platform; and

•	corporate data services, which includes provision of dedicated bandwidth to corporate customers.

     As of August 31, 2004 we had a total of approximately 465,000 fixed telecommunications network services subscriptions, consisting of approximately 197,000 broadband Internet access, 237,000 local VOIP and 31,000 IP-TV services subscriptions, and as of December 15, 2004, we had a total of approximately 490,000 subscriptions, consisting of approximately 201,000 broadband Internet access, 253,000 local VOIP and 36,000 IP-TV services subscriptions.

     In addition to providing fixed telecommunications network services, we believe that we are one of the largest providers of international telecommunications services in Hong Kong. We offer a variety of international telecommunications services and products including direct dial services, international calling cards and mobile call forwarding services. Our total international telecommunications services customer database comprises approximately 1.9 million registered accounts with an average of 500,000 customers that are billed on a monthly basis. Our international telecommunications business contributed approximately 50% to our gross profit in fiscal 2004, providing us with a stable source of cash flow with minimal additional capital investment, which complements our fast-growing fixed telecommunications network services business.

     Our self-owned network is one of the world’s largest Metro Ethernet networks and is cited as a global reference case by our two primary vendors, Cisco Systems, Inc. and Nortel Networks Limited. Our Metro Ethernet network conforms to industry standards for 10/100/1,000 Mbps Internet access speeds, and covers 1.2 million home passes, which represents coverage of approximately 60% of Hong Kong’s population. The coverage of our network is concentrated in Hong Kong’s most densely populated areas and reaches approximately 3,000 residential buildings with an average of approximately 400 residences per building, and approximately 610 commercial buildings, making us one of the largest residential fixed telecommunications network operators in Hong Kong.

     In most other markets, Metro Ethernet technology is primarily used in commercial buildings in metropolitan areas, as the technology is most cost effective in dense user populations where a provider can service a large number of users in a single building or cluster of buildings. We have deployed Metro Ethernet technology in densely populated residential areas in Hong Kong, where most of our customers live in high-rise apartment buildings with multiple apartments on each floor. As a result, we have contained the cost of deploying of our core network to approximately US$130 per home pass. Our strategy is to sell multiple fixed telecommunications network services using our Metro Ethernet network. All of our fixed telecommunications network services are offered through our single IP platform, unlike our competitors who use multiple platforms to provide comparable services. In addition, unlike most of our competitors, we operate an “end-to-end” network that extends from our IP network hub sites and our switching centers in Hong Kong to our subscribers’ premises.

     Hong Kong has one of the most developed telecommunications markets in the world with one of the world’s highest penetration rates for local telephony and broadband Internet access services. As of December 31, 2003, the penetration rates of residential fixed line local telephony and residential broadband Internet access were 98% and 52% of Hong Kong households, respectively. However, since 1995, when the Hong Kong government began to liberalize Hong Kong’s telecommunications industry, PCCW-HKT (the incumbent carrier and largest fixed telecommunications network telecommunications operator in Hong Kong) began to lose its 100% market share and as of September 30, 2004 retained a 69% market share with respect to fixed line local telephony services. We believe this provides an opportunity for us to continue growing market share for our local VOIP services.

     In contrast, Hong Kong’s pay-TV penetration rate is low compared to other developed countries in the region and globally. While i-Cable is the established incumbent and has been offering pay-TV services since October 1993, it had penetrated only 31% of Hong Kong’s households as of June 30, 2004. We believe that this and the fact that Hong Kong is primarily served by free-to-air television stations will enable us to increase penetration of our IP-TV services. In addition, Chinese-language programs broadcast by free-to-air television stations in Hong Kong attract over 85% of primetime viewership. We produce and obtain programming that targets Hong Kong’s under served largely Chinese-speaking mass market, which we believe differentiates us from our competitors. We launched our IP-TV services in August 2003 and the other competitors in the pay-TV market are also relative newcomers, with PCCW-HKT launching its services in September 2003 and Galaxy Satellite Broadcasting Limited, the newest entrant, launching its services in February 2004.

Recent Development

     On January 20, 2005 we successfully completed a US$125 million offering of 8.75% notes in an underwritten private placement transaction. Our net proceeds from the transaction were approximately US$121.0 million after deduction of expenses and commissions. We used the net proceeds, in part, to repay in full an existing loan facility in the outstanding amount of HK$196.7 million, and intend to use the remaining net proceeds for capital expenditures, including costs incurred in expanding and upgrading its Metro Ethernet network in Hong Kong, and for additional working capital and general corporate purposes. We intend to file a registration statement with the U.S. Securities and Exchange Commission under which we will offer to exchange the 8.75% notes for notes with identical terms that are freely tradeable.

Competitive Strengths:

     We believe that our demonstrated success is primarily due to our ability to capitalize on the following key strengths:

•	Focus on the Residential Mass and Small-To-Medium Enterprise Market Segments. We focus on offering high-bandwidth services to the residential mass and small-to-medium enterprise market segments, which we believe have significant growth potential. We price our services attractively and at the same time offer bandwidth advantages over comparable service offerings by our competitors. Our IP-TV services focus on the residential mass market by providing Chinese-language content that targets the Chinese-speaking population of Hong Kong, which we believe to be largely under served. Our focus on the residential mass and small-to-medium enterprise market segments has enabled us to quickly grow our subscription base and we believe this will help us to up-sell our services.

•	Leading-Edge Metro Ethernet Network. Our network deploys Ethernet technology provided by Cisco Systems, Inc. We believe our Metro Ethernet network gives us an inherent cost and performance advantage over our competitors. Our IP platform is highly scalable, enabling us to offer broadband Internet access, local VOIP, IP-TV and corporate data services over a single network while still leaving us with capacity to offer more services in the future. It is also capable of providing symmetric 1,000 Mbps broadband Internet access services. Our recent “BB100” 100 Mbps broadband service launch highlights the bandwidth advantage of our Metro Ethernet network over xDSL or cable modem services. Ethernet technology is “off-the-shelf” and has long been deployed for large enterprises, but we believe we are one of the first to deploy this technology for the residential mass market.

•	First Mover Advantage and High Barriers to Entry. Our first mover advantage and the inherent characteristics of the Hong Kong telecommunications infrastructure, which present a natural barrier to entry, make it difficult for our competitors to replicate our business model. Metro Ethernet technology is not appropriate for our competitors who intend to offer a full coverage network that includes remote and difficult to reach areas of Hong Kong. Attempting to deploy Metro Ethernet technology in such locations would significantly increase costs and completion time of such a network. While other telecommunications operators may lay their own fiber-to-the-building, we believe they would encounter significant in-building bottlenecks when attempting to complete an end-to-end network. This is because the majority of Hong Kong’s residential properties have limited space for in-building wiring leading to subscribers’ residences, making it difficult for new entrants to replicate our end-to-end network build.

•	Innovative and Highly Committed Management Team. Since our inception in 1992, our management team has built a strong track record as an industry innovator and has successfully led us in competing against larger and better resourced operators. Our management team has consistently demonstrated its ability to quickly capitalize on developments in the Hong Kong regulatory environment that allow us to expand our service offerings and grow our market share. Our senior management team owns approximately 56% of the company and does not have any material outside business interests. Our management’s ownership interest represents a long-term commitment and significant performance incentive.

•	Strong Brand and Targeted Marketing Strategy. We have an established brand name that is identified with high quality and competitively priced telecommunications services in Hong Kong. In order to further promote our brand recognition and to reach a wider subscription base, we have established a network of promoters, sales agents and telemarketers that personally contact potential and existing customers. In addition, we proactively market our services through a mix of promotions and advertising. We have also established a call center in Guangzhou, China with over 1,900 customer service personnel, which provides us with a highly cost efficient resource for processing, servicing and acquiring customers.

Business Strategy

     Our overall strategy is to grow market share, increase our network coverage and introduce new services through our IP platform. Key components of this strategy include:

•	Increase Penetration within Existing Network Coverage. We intend to continuously increase the penetration within our existing network coverage and grow our market share through targeted sales and marketing efforts. In May 2004 we launched our “free appliances” promotion and introduced long-term 24 to 36 month subscription contracts for our local VOIP services. We revised our customer acquisition strategy from a price centric approach towards a focus on the bandwidth advantages that we offer and signing customers to long-term value contracts. We expect that this strategy will decrease churn rates and customer retention costs as well as set the foundation to up-sell other services to our subscription base over time.

•	Expand and Upgrade our Network Coverage. Our self-owned Metro Ethernet network currently covers 1.2 million home passes, representing approximately 60% of Hong Kong’s population. With this network foundation in place we will focus our efforts in the next several years on expanding our network coverage to 1.8 million home passes, representing over 80% of Hong Kong’s population. After establishing a strong base in the mass market, we plan to broaden our customer base into the remaining market segments. We also intend to continue upgrading the existing wireless and leased wireline-based backbone in our network infrastructure with our own fiber-based backbone. In fiscal 2004 we reduced the percentage of our home passes serviced by wireless backbone from 60% to 28% and we plan to have at least 90% of our home passes serviced by self-owned fiber-based backbone by the end of fiscal 2005.

•	Offer High-Value Services at Competitive Prices. We focus on providing high bandwidth services at attractive prices for the residential mass and small-to-medium enterprise market segments. In November 2004 we launched our leading-edge “BB100” broadband Internet access service with symmetric 100 Mbps upstream and downstream bandwidth at prices affordable for residential customers. Our “BB100” service is 16 times faster for downstream transmission and 155 times faster for upstream transmission than the bandwidth offered by the most popular asymmetric digital subscriber line broadband Internet access service in Hong Kong. Similarly, our IP-TV service includes over 35 channels with a large selection of Chinese-language channels targeted at Hong Kong’s largely Chinese-speaking population at competitive prices.

•	Up-sell Multiple Services. We employ customized and targeted sales and marketing efforts to up-sell multiple services to each subscriber. The scalability of our network allows us to sell additional services to our existing customers, for example adding local VOIP or IP-TV services to our current broadband Internet subscribers, with minimal additional network and operating costs. As a result, each new service we sell to our existing subscription base contributes significantly to our profitability. If we successfully up-sell additional services to our existing subscriber base, this will result in higher revenues per subscriber, lower our average customer acquisition costs and help to decrease subscriber churn.

•	Introduce New Services on our Single IP Platform. The single IP platform of our Metro Ethernet network provides us with a structural advantage over our competitors and enables us to offer multiple services at low incremental costs. We are committed to continuing to introduce innovative and high bandwidth services in the future, including “BB1000”, our planned symmetric 1,000 Mbps (1 Gbps) upstream and downstream broadband Internet access, which we target for release in the second quarter of 2005. We also plan to offer pay-TV services to our subscribers over our Metro Ethernet network that our customers will be able to watch using a personal computer without the need for a set-top-box. As part of our corporate data services, we recently began to offer backbone transmission services for mobile operators in Hong Kong.

Revenue

     A significant majority of City Telecom’s revenue is derived from business conducted in Hong Kong. A breakdown of revenue by category of activity is as follows:

	Year ended August 31,
	2002	2003	2004
	HK$	HK$	HK$
Revenue	(Amounts in thousands)
Fixed telecommunications network services(1)	241,219	423,107	541,902
International telecommunications services	908,981	875,802	627,978

Total operating revenue	1,150,200	1,298,909	1,169,880

(1)	Includes Internet access, local telephony services since April 2002 and pay-TV services since August 2003.

Fixed Telecommunications Network Services

Metro Ethernet Network Infrastructure

     Our Metro Ethernet network is formed by using our own fiber-based backbone, wireless technology or leased wireline-based backbone to connect our in-building Ethernet infrastructures to our IP hub sites and switching centers in Hong Kong. Our Ethernet infrastructure is a system of Cat-5e copper wiring that connects our subscribers’ premises to our local area network, or LAN, switches within a residential or commercial building. We aim to reduce our reliance on leasing wireline-based backbone from other network operators, increase our capacity and improve the quality of our service by continuing to replace wireless backbone with our own fiber-based backbone. In fiscal 2004 we reduced the percentage of our home-passes serviced by wireless backbone from 60% to 28% and we plan to have at least 90% of our home-passes serviced by self-owned fiber-based backbone by the end of fiscal 2005.

     We began replacing the existing wireless and leased wireline-based backbone and installing our own fiber-based backbone in April 2002 when we received confirmation of our wireless FTNS License upgrade to a wireline-based FTNS License. When we began these replacements, we initially selected locations with the highest population density because our fiber-based backbone increased our capacity to handle the high traffic volume in such locations. We intend to continue making investments in our own fiber-based backbone in locations where we deem the economic returns sufficiently high to make replacement of the wireless and leased wireline-based backbone cost-effective. Until we complete construction of our own fiber-based backbone, we will continue to rely on our wireless technology and leased capacity on wireline-based networks from other fixed network operators.

     The high capacity of our fiber-based backbone has enabled us to offer a suite of services on a single IP network platform. These services include our broadband Internet access, local VOIP, IP-TV and corporate data services. We made capital expenditures for our fixed telecommunications network infrastructure of approximately HK$229.0 million in fiscal 2003 and HK$392.9 million in fiscal 2004. We plan to further make total capital expenditures of approximately HK$990.0 million in fiscal 2005 and fiscal 2006 in large part to continue replacing the wireless and leased wireline-based backbone with our own fiber-based backbone and extending the reach of our Metro Ethernet network. The service area of our Metro Ethernet network currently includes approximately 1.2 million home passes, representing approximately 60% of Hong Kong’s population. We plan to extend our Metro Ethernet network coverage to 1.8 million home passes, covering approximately 80% of Hong Kong’s population. As we expand the reach and coverage of our Metro Ethernet network, we plan to continue introducing new services.

     The first step in expanding the reach of our fixed telecommunications network infrastructure is to select buildings that we believe will provide sufficient economic returns to justify our investment based on several factors, including population density, proximity of the building to our existing fiber loop and our projected ability to sell services. We then perform a site visit to analyze the feasibility of installing our Ethernet technology. Once we are satisfied with the prospects of a particular building, we must obtain access rights from the building’s management, which may take several weeks or months. After receiving access rights, we employ a combination of our full-time staff and contractors to begin installation of our in-building Ethernet. The length of time required for the installation process depends on the size and structural features of the building and can be completed in as little as three weeks or take several months. As we install our in-building Ethernet we simultaneously connect the building to our fiber-based backbone. All the buildings that we reach through our expansion efforts will be served by our self-owned infrastructure.

     The fixed cost of installing the complete Ethernet within a residential building, which includes reaching the subscriber’s premises with our Cat-5e copper wiring are relatively high. However, our network is highly scalable because once the in-building wiring is completed the incremental cost of adding subscriptions is small. This is because the next step is simply to make a connection between the subscriber and our in-building LAN ports and, in the case of our IP-TV services, providing the customer with an IP set-top-box.

     The following table shows the growth of our fixed telecommunications network subscriptions over the past five years:

	As of August 31,
	2000	2001	2002	2003	2004
Fixed Telecommunications Network Services Subscriptions:
Broadband Internet Access	1,600	17,700	130,000	172,000	197,000
Local VOIP(1)	—	—	21,000	140,000	237,000
IP-TV	—	—	—	—	31,000

Total	1,600	17,700	151,000	312,000	465,000

(1)	Includes only on-network subscriptions.

Internet Access

     HKBN began offering our broadband Internet services in March 2000 after it received a wireless FTNS License from the Telecommunications Authority to provide fixed telecommunications network services in Hong Kong using wireless technologies such as local multi-point distribution systems. Our goal is to build on our position as a leading provider of broadband Internet services in Hong Kong and increase the revenue we generate from Hong Kong’s Internet access market. Our subscription base for broadband Internet access has increased each year since we introduced this service and has expanded to approximately 197,000 broadband Internet access subscriptions as of August 31, 2004 and approximately 201,000 broadband Internet access subscriptions as of December 15, 2004. We use this subscription base to up-sell our other fixed telecommunications network services. In addition to broadband Internet access services, we also currently provide 56k dial-up Internet access and corporate Internet access via resales of PCCW’s Megalink/Mega-access. However, we are focusing exclusively on growing our subscription base for our high bandwidth broadband Internet access services and are making no further investments in dial-up or Megalink/Mega-access services.

     We currently provide broadband Internet access to our residential and corporate customers at access speeds of up to 100 Mbps, but the majority of our customers currently have access speeds of up to 10 Mbps. We currently offer “BB10”, our basic symmetric 10 Mbps broadband Internet access service plan to residential customers with unlimited Internet access for a monthly fee ranging from HK$96 to HK$258. Further, we now offer “BB100” services that provides symmetric 100 Mbps broadband Internet access for monthly fees starting at HK$268. All of our broadband Internet access packages offer a free e-mail service that provides up to 10 megabytes of on-network storage. Additionally, all packages include a variety of value added services. We frequently change our promotions in response to market conditions or as a way of attracting additional subscribers.

     In addition to the residential packages described above, we have also developed broadband promotions that target corporate customers. We offer prepackaged plans that provide access at speeds up to 10 Mbps and will soon offer plans that provide speeds up to 100 Mbps, which include on-site training, on-site maintenance support, high capacity data transfer and e-mail services. Corporate customers that subscribe to prepackaged plans pay fixed monthly subscription fees that range from HK$168 to HK$5,200.

Competition

     There have been many new entrants to the Internet access business, but our main competitors are PCCW-HKT (through its subsidiary PCCW-IMS Limited), i-Cable and HGC. PCCW-HKT has been offering broadband Internet access services since May 1998 and uses asymmetric digital subscriber line technology over its telephone network to provide asymmetric Internet access at speeds up to 6 Mbps downstream and 640 Kbps upstream. i-Cable began providing broadband Internet access services in March 2000 using its hybrid fiber coaxial network that provides symmetric access speeds up to 8 Mbps shared by a cluster of buildings. HGC predominantly uses VDSL technology and currently provides symmetric access speeds up to 10 Mbps.

     Our basic broadband Internet access service provides symmetric access speeds up to 10 Mbps and our recently launched BB100 service provides symmetric access speeds up to 100 Mbps. We believe that there is no other fixed telecommunications network service provider in Hong Kong with an existing infrastructure that could offer broadband Internet access at speeds comparable to our BB100 offering to the residential mass market at cost-effective prices. However, our largest competitors have been in operation longer and may have greater market presence, brand recognition and more financial, technical and personnel resources. In addition, they may have greater network coverage in terms of homes passed.

     We had approximately 197,000 broadband Internet access subscriptions as of August 31, 2004, which represents a market share of approximately 15% with respect to the total number of broadband Internet access subscribers in Hong Kong. We continue to grow our subscription base and as of December 15, 2004 we had approximately 201,000 broadband Internet access subscriptions.

Local VOIP

     In April 2002, we began offering our on-network local VOIP services in Hong Kong. To provide local telephony service, we install IP-based voice switching equipment in locations already covered by our Metro Ethernet network. Voice signals are transmitted by the VOIP switches into the Ethernet network installed in the subscriber’s building. The capital cost of installing VOIP switches is small because the scalability of our Metro Ethernet network allows us to provide new services over existing infrastructure with only minimal additional equipment. In addition, we now install such voice switching equipment together with our new installations of broadband equipment in some buildings.

     The quality of our local VOIP service is indistinguishable from traditional fixed line local telephony services and customers are able to use their existing telephone equipment. In addition, fixed line telephony subscribers switching to our local VOIP services are able to retain their existing local telephone number via fixed line number portability.

     As of August 31, 2004, we had over 237,000 local VOIP subscriptions, including approximately 16,000 corporate local VOIP subscriptions, and as of December 15, 2004, we had over 253,000 subscriptions, including approximately 19,000 corporate subscriptions. We currently charge from HK$48 to HK$128 per month for our local VOIP services depending on the service plan, and we offer a full range of value added services, including call waiting, caller display and conference call services.

     We also began offering two off-network local VOIP services in August 2004, our “BB Phone” and “BB Talk” services. BB Phone allows subscribers to use our local VOIP services via the broadband network of other operators. While our terms and conditions do not permit our subscribers to use this service outside of Hong Kong, the use of the broadband network of other operators technically allows subscribers to retain a local Hong Kong phone number in locations outside of Hong Kong so long as the BB Phone equipment is connected to a broadband network. Calls originating from Hong Kong to a BB Phone located outside of Hong Kong are treated as a local call. Our BB Talk services are similar to our BB Phone services in that it can be used on the broadband network of other service providers, but BB Talk enables voice communication through a personal computer with no additional equipment. BB Talk services allow a subscriber to use a local Hong Kong phone number at locations outside of Hong Kong so long as the subscriber’s computer is connected to a broadband network.

     We may be prohibited from providing our off-network local VOIP services in the future depending on the outcome of a judicial review proceeding brought by PCCW-HKT against the Telecommunications Authority. For more information see Item 3 “Key Information – Risk Factors — PCCW-HKT and PCCW-IMS have brought legal proceedings against the Telecommunications Authority that, if decided unfavorably against the Telecommunications Authority, could adversely affect our ability to provide local VOIP services accessible over the broadband connections provided by other operators” and Item 8 “Financial Information — Legal and Regulatory Proceedings” of this annual report.

Competition

     PCCW-HKT, the incumbent and largest fixed telecommunications network operator in Hong Kong, announced that it had a market share of approximately 69% with respect to local telephony services as of September 30, 2004. Because of PCCW-HKT’s dominant position, PCCW-HKT is required to allow interconnection to its fixed telecommunications network to other licensed fixed telecommunications network operators as discussed above. The remainder of the market is shared among ourselves and three other alternative carriers HGC, New World and Wharf T&T. The principal basis of competition for local telephony is price and brand name recognition. PCCW-HKT has the highest brand name recognition, but we and the other competitors are growing our subscription bases by offering competitively priced local telephony services that provide comparable quality to PCCW-HKT. As of August 31, 2004, we had approximately 237,000 local VOIP subscriptions, including approximately 16,000 corporate subscriptions. Our market share with respect to local residential telephony services amounts to approximately 10% as of August 31, 2004. We continue to grow our subscription base and as of December 15, 2004 we had approximately 253,000 local VOIP subscriptions.

     There have been a number of developments that could result in changes to the competitive environment with respect to fixed line local telephony services in Hong Kong. On January 20, 2005, PCCW announced it had formed a strategic business alliance with or China Netcom, one of China’s major telecommunications companies. Under this alliance, China Netcom will pay approximately US$1.0 billion in cash for newly issued PCCW shares, resulting in its holding 20% of PCCW’s share capital. This transaction may result in increased competition for us and other Hong Kong telecommunications companies if PCCW is able to combine its size and market position with the increased capital provided by China Netcom to decrease prices. Additionally, in 2003, PCCW-HKT applied for two declarations of non-

dominance with respect to the markets for residential and business fixed line telephone services. In response to these applications, OFTA issued a new fixed carrier license to PCCW-HKT on January 14, 2005. Under this new license, PCCW-HKT is not required to obtain prior approval from the Telecommunications Authority before adjusting its tariffs on residential and business direct exchange line telephone services, including moves to offer discounts and other benefits in response to price competition. We anticipate this development will increase pricing competition further in an already competitive market. The competitive environment under which we currently operate may also be affected by the ongoing changes in the regulatory framework in Hong Kong including the phasing out of Type II interconnections at Point A by June 2008 and the possible introduction of a new regulatory framework for local VOIP services.

IP-TV

     In August 2003 we introduced our IP-TV service that provides DVD quality video delivered via our Metro Ethernet network to an IP set-top-box connected to the subscriber’s television set. This monthly subscription-based pay television service offers more than 35 channels consisting of a 24-hour news channel and other education and recreation channels (including children’s programming) that we produce, and channels whose content is obtained from other content-providers. Our news production team consists of a staff of 80 employees and produces an average of 40-50 news stories per day for our 24-hour news cycle. We have three in-house production studios, two of which were constructed during fiscal 2004 in order to improve the quality of our production.

     Our service is distinguished from PCCW-HKT’s pay-TV services, which also uses a broadband network to provide its pay-TV services, because we do not bundle our IP-TV services with our other fixed telecommunications network services. Our customers may subscribe to our IP-TV services as a stand-alone service without incurring any additional charges, while PCCW-HKT primarily offers its pay-TV services to its existing broadband Internet access subscribers. Because of the scalability of our Metro Ethernet network infrastructure, the current cost of adding IP-TV services to an existing broadband Internet access or local VOIP subscriber is small. We launched our IP-TV services at an introductory price at HK$88 per month and then increased our monthly charge to HK$108. We have subsequently increased the fee to HK$128 for package of more than 35 channels. In our first year of pay television operations, we had acquired approximately 31,000 IP-TV subscriptions as of August 31, 2004. We had approximately 36,000 IP-TV subscribers as of December 15, 2004.

     Our strategy is to achieve pay-TV subscription penetration by producing local content consisting primarily of news, children’s programming and local interest programming and obtaining Chinese language content from other television content producers in order to target the largely Chinese speaking population of Hong Kong. Over 70% of the channels we provide are either in Mandarin or Cantonese, which we believe distinguishes us from our two largest competitors.

     We continually evaluate other sources of Chinese language and other programming and intend to selectively add additional channels to our IP-TV service when we identify cost-effective opportunities to do so.

Competition

     Our three main competitors in the pay-TV business are i-Cable, PCCW-HKT and Galaxy Satellite Broadcasting Limited. The pay-TV services of i-Cable and PCCW-HKT include a significant amount of English language content such as English Premier League Football, HBO, Cinemax, ESPN and others. We target a different market than these competitors by offering predominantly Chinese language content, and pricing our IP-TV service attractively to the residential mass market.

     Free-to-air television stations offering Chinese language content attract more than 85% of the prime-time television viewership in Hong Kong, which is illustrated in the table below:

	Period between September 13, 2004
	and December 5, 2004
Station	Language	Share
TVB Jade	Chinese	72%
ATV Home	Chinese	16%
TVB Pearl	English	4%
ATV World	English	2%
i-Cable	Mixed	6%

		100%

Source: Nielsen Media Research.

     Television Broadcasts Limited and Asia Television Limited, commonly known as TVB and ATV, respectively, are indirect competitors to our pay-TV services in the Hong Kong television market. TVB and ATV account for a substantial proportion of Hong Kong’s television viewership and we market our services as supplemental to theirs. TVB’s Cantonese channel is the dominant channel in Hong Kong with approximately 72% of prime-time viewership during the period between September 13, 2004, and December 5, 2004. TVB and ATV are supported by advertising revenues and, therefore, must design their programming to attract the widest possible audience. In contrast, we and the other pay-TV operators rely on monthly subscription fees for most of our revenues. Other competitors include satellite TV operators, such as Star TV, as well as potential competition from direct-to-home broadcasters and broadcasters using digital terrestrial delivery methods.

Corporate Data Services

     In July 2004, we commenced commercial trials of our corporate data services over our Metro Ethernet network. Our corporate data services includes E-1 and T-1 backbone connections and leased bandwidth capacity over our Metro Ethernet network for mobile and other telecommunications carriers, as well as connectivity for companies with multiple office locations within Hong Kong. We believe that the combination of our low cost base provided by our Metro Ethernet network and our extensive geographic coverage positions us well to be competitive in this market.

International Telecommunications Service

     We were among the first companies to be granted a PNETS License by the Telecommunications Authority to provide international calling card services in Hong Kong. Since we first began providing international telecommunications services in 1992, we have greatly expanded the range of services that we offer. We now offer a variety of international direct dial services to our customers at competitive rates and are one of the largest providers of international direct dial services in Hong Kong. We believe that our ability to deliver a range of calling plans with varying features that cater to different customer needs has been one of the key factors of our success.

     The primary international telecommunications services that we currently offer our customers are the following:

Service	Description
IDD 1666	Provides subscribers with international direct dial using the access number 1666 in Hong Kong.
IDD 0030	Provides subscribers with international direct dial using the access number 0030 in Hong Kong.
Mobile Call Forwarding Services	Allows call forwarding of Hong Kong mobile numbers so that subscribers can receive calls while overseas.

     We offer our international telecommunications service under the IDD 1666 and IDD 0030 brand names. These two brands provide us with flexibility in our marketing strategies. We charge our IDD 1666 and IDD 0030 users a per minute tariff rate that varies according to the destination of the call, while IDD 0030 users are also provided discounts depending on the time of day or day of the week when the call is placed.

     We actively promote our international telecommunications services to build our brand name awareness as one of Hong Kong’s leading telecommunications companies. In fiscal 2004, in order to maintain our market share, we made the decision to price our international telecommunications services at competitive levels with other market players to compete with their aggressive pricing strategies. While we experienced an increase in total traffic volume of 13.4% from 888.0 million minutes to 1,007.0 million minutes, our average prices per minute decreased 36.8% in fiscal 2004 compared to fiscal 2003. A principal reason for the decline in tariff rates was that in fiscal 2003, we increased our rates for outbound calls to China in response to an increase in the termination rates payable by us to our carrier partners for incoming telecommunications traffic into China due to the imposition by China’s MII of these rate increases. As approximately 65% of our outgoing calls in fiscal 2003 were to China, this increase had a significant effect on our average prices per minute. When our carrier partners subsequently reduced their termination charges, we were able to reduce our per minute charges as compared to fiscal 2003. As a result of the decline in tariff rates, our international telecommunications services revenue declined 28.3% from HK$875.8 million in fiscal 2003 to HK$628.0 million in fiscal 2004. We expect that pricing competition will continue, but anticipate that the decline in average prices will be less than in fiscal 2004. At present, we believe our long distance call rates are competitive with those quoted by the other four major local fixed network operators and other telecommunications providers for transmissions originating in Hong Kong to many destinations, including China, the United States, Canada and the United Kingdom.

     Our international telecommunications customer base consists of a mix of residential and corporate subscriptions. While we continued to focus on the residential sector in fiscal 2004, and achieved success with our IDD 0030 international calling service, we have also emphasized the development of our corporate customer services and offer customized special discounts to corporate subscribers. As of August 31, 2004, our registered residential customer base had increased by 21.7% to 1,819,481 compared to 1,495,229 at August 31, 2003, with an average of 500,000 customers that are billed on a monthly basis. To foster loyalty among our existing subscribers and increase our subscription base, we occasionally award free international calling minutes or other gifts for subscribers who maintain certain usage levels or refer our services to new customers.

     The following table shows the growth in our international telecommunications subscriptions and outgoing IDD minutes over the past five years:

	As of and for the year ended August 31,
	2000	2001	2002	2003	2004
Type of Account(1):
Residential	842,000	906,388	1,056,759	1,495,229	1,819,481
Corporate	63,984	76,067	90,930	93,959	96,754

Total	905,984	982,455	1,147,689	1,589,188	1,916,235

IDD Outgoing Minute (in thousands)	505,000	580,000	916,000	888,000	1,007,000

(1)	Accounts refer to international telecommunications customers that have a valid account. Account holders may or may not be active users of our services.

International Telecommunications Network

     Our international telecommunications network infrastructure is a system of switches, self-owned and leased backbone capacity, interconnection arrangements and undersea cables that connect the subscriber’s telephone call to its destination.

     In March 2002, we received our license to provide undersea cable-based fixed telecommunications network services. This license allows us to purchase and operate our own undersea cables. In 2000, we entered into contracts with two large consortia of international telecommunications companies to acquire undersea cable capacity. Through the first contract, we invested in the Japan-U.S. undersea cable, which was completed in August 2001. Pursuant to the second contract, we agreed to jointly construct and maintain the Asia-Pacific Cable Network 2 undersea cable as an international transmission facility. Construction of the APCN 2 cable was completed, and commercial operation began, in May 2002. We spent a total of HK$120 million on these two projects. We believe the utilization of these undersea cables provides capacity for significant future growth of our international and fixed-network telecommunication services.

     Having our own undersea cables and our fiber-based backbone has enabled us to better control international transmission quality, reduced the costs associated with international transmission and reduced our reliance on third party infrastructure. Our international telecommunications network currently has a monthly handling capacity of approximately 150 million minutes. We believe that the continuing improvement of our international telecommunications network is important in supporting the growth in our subscription base and the expansion of our range of services.

International Simple Resale

     Our international simple resale license, which became effective in January 1999, has significantly changed the way that we provide our international telecommunications services. To connect an international call, we must transmit the signal between our switching systems and switching systems in the country to which the call is directed. Switching systems are the electronic systems that direct the telecommunications transmission to the selected international transmission circuit, take the signal from the international transmission circuit in the destination country and direct it to the local network for delivery to its destination.

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

Interconnection Arrangements

     We have entered into interconnection arrangements with other local fixed network operators in Hong Kong and overseas carriers to transmit calls between Hong Kong and overseas destinations for our off-network customers. In choosing the local fixed network operators and overseas carriers with whom we cooperate, we take into account a number of factors including the level of termination charges and transmission efficiency and quality. We evaluate the performance of parties with whom we have interconnection arrangements periodically. We believe that we will not have difficulty in finding alternative overseas carriers if performance standards are not being met or a change is otherwise necessary. We have not experienced any disruption in the provision of our services as a result of a change of arrangements with overseas carriers or local fixed network operators.

     We pay a fixed monthly fee to local fixed network operators for connection between our switches and their networks and a variable access fee payable on a per-minute basis when accessing their network. For customers using our own network, no interconnection fee is charged. We negotiate the termination charges we pay with the overseas carriers, and the termination charges vary from one overseas carrier to another. All of the interconnection and termination charges we pay to local fixed network operators and overseas carriers, respectively, are made on an open account basis with credit terms ranging from 15 to 30 days. The interconnection charges we pay to local fixed network operators are denominated in Hong Kong dollars and substantially all the interconnection charges we pay to overseas carriers are denominated in U.S. dollars.

International Telecommunications Switching Systems

     We own three international telecommunications switching systems in Hong Kong and two in Canada, comprising one in each of Vancouver and Toronto.

     Our three international telecommunications switching systems in Hong Kong handle telephone calls originating and terminating in Hong Kong. Our telecommunications network mainly consists of Nortel Networks Limited switching equipment and compression units supplied by Cisco Systems, Inc. and ECI Telecom Ltd. These systems are programmed to automatically choose the optimal routing for each transmission. Optimal routing is a function of a variety of factors, such as country or territory of origination and destination, communication quality, efficiency and costs, and the capacity of the various communication methods available.

     Furthermore, since our three international telecommunications switching systems in Hong Kong operate independently of each other, if one systems breaks down, all transmissions are immediately diverted to another switching system. We have never experienced a period where all systems experienced a failure at the same time since we commenced operations in 1992.

Competition

     PCCW-HKT, HGC, New World, and Wharf T&T are our main competitors in the international telecommunications business. As in previous years, we experienced fierce price competition in Hong Kong during fiscal 2004. This competition drove down the average tariff rates per minutes and we expect this price competition to continue in fiscal 2005, but anticipate that the decline in average prices will be less than in fiscal 2004. In order to maintain our market share and high traffic volume, we have significantly reduced some of our international telecommunications rates and introduce new marketing and promotional offers from time to time. We also employ two brand names, IDD 1666 and IDD 0030, to provide us with flexibility in our marketing strategies. However, to offset these price reductions, we have taken steps to reduce our cost base, such as using our relatively large traffic volume to negotiate lower prices from our international partners, establishing a call center in Guangzhou to provide customer acquisition and back office support services, and developing our own international telecommunications infrastructure.

CTI Mall

     To take advantage of the regular contact that we have with our existing customers through our various sales and customer service channels, including our Guangzhou service center, we have begun offering our customers the opportunity to purchase a selection of consumer goods from us including audio-visual products, household appliances, computer and accessories, skincare, watches, cooking utensils and other housewares. We use our large customer base and the potential for high sales volumes to negotiate discounted prices on electrical goods with distributors, and offer these electrical goods to our customers at attractive prices. We proactively market CTI Mall via direct mail accompanying our bills, our web site, as well as direct calling. We earn revenue based on the difference between the price that the distributors charge us for the appliances, and the amount that we collect from our customers.

Maintenance and Monitoring

     To ensure reliability of our fixed telecommunications network, our monitoring system involves:

•	a year round, 24-hour, 7 days a week network operation center for real-time service monitoring and maintenance that is supported by over 130 operational and field staff;

•	individual self-reporting mechanisms and centralized performance monitoring systems for our switches and equipment;

•	an emergency self-reporting system that automatically contacts designated personnel via mobile phones; and

•	back-up systems for our switches, critical software and hardware components.

     Once a network fault is detected by our control room, we will either remotely rectify the situation or dispatch field staff to that location should physical interaction be required. After the situation has been resolved, we will continue to monitor network performance as well as track customer service feedback until we are assured of the fault being fully rectified.

Research and Development Activities

     We commit considerable resources to our research and development department in order to continuously improve our services and improve our market position. As of August 31, 2004, our research and development department in Hong Kong consisted of 28 staff members experienced in systems design, engineering, telecommunications and computer programming. Our research and development department is primarily responsible for assessing and adapting the technology that we employ in upgrading and expanding our Metro Ethernet network. To identify and develop new market opportunities, the research and development department assesses new services offered by telecommunications and Internet companies in the United States and elsewhere and works closely with our marketing department. Our research and development expenditures were approximately HK$2.2 million, HK$2.6 million and HK$6.0 million for fiscal 2002, 2003 and 2004, respectively.

Sales and Marketing

     Our primary marketing goal is to further our brand name as one of Hong Kong’s leading telecommunications companies, and to build HKBN’s brand name as a leading broadband Internet access, local VOIP, IP-TV and corporate data services company. Because there is limited variation in the prices charged by our competitors, we believe that brand identity is one of the primary drivers of our continued growth in subscriptions and revenues. We believe that we have been successful in building a strong corporate image in Hong Kong as a direct result of the efforts we have made, and intend to continue our efforts to advertise and promote City Telecom and HKBN. We advertise our products and services through our “on-the-street” marketing force, door-to-door marketing team, telemarketing and direct mailing, as well as through television, radio, Chinese language print media and on the Internet.

     We have developed an extensive sales network in Hong Kong. Our senior marketing personnel closely oversee our sales network to ensure that a consistent image is presented by all of the sales representatives we use to promote City Telecom and HKBN. We provide commission based incentives to our residential sales force that sell our international and fixed telecommunications network services, which consists of agents responsible for on-the-street and door-to-door sales, as well as to our full-time telemarketing staff. Our customer service center in Guangzhou provides telemarketing services and is an integral part of our overall sales and marketing efforts.

     We have developed a wide range of promotions which award various technology products and free trial periods to newly registered customers who sign on to a service contract of up to 36 months. An example of these promotions is our free appliance program, where we provide new local VOIP customers a free household appliance of their choice upon their acceptance of a 24 to 36 month service contract. We have greatly benefited from utilizing on-the-street and door-to-door sales agents who meet Hong Kong residents in recreational and residential areas to promote our services.

     We have established a sales division responsible for coordinating our corporate marketing and sales efforts. We believe our dedicated corporate and small-to-medium enterprise sales force is one of the largest sales forces targeted at corporate users of telecommunications and Internet services in Hong Kong.

In addition, our dedicated corporate staff designs marketing and sales promotions specifically tailored to address the concerns of business users. This division also organizes seminars for current and prospective customers to promote new products and services and to raise awareness of our various corporate offerings.

Customer Service

     We believe that providing excellent customer service and support is essential to building and retaining a large and loyal subscriber base. We therefore have committed considerable personnel and financial resources to establishing a reliable and accessible customer service system.

     Our customer service department provides integrated support to our international and fixed telecommunications network services subscribers. We provide a hotline to handle complaints, subscription applications and queries relating to account balances, pricing, billing, service and technical information. Complaints and in-depth queries from subscribers that cannot be immediately remedied or answered are forwarded to a customer care team, which is responsible for answering such complaints and queries. We also have a dedicated customer service team to provide service to our corporate subscribers, which includes access to a highly skilled technical team that may go to the customer site for trouble shooting and repairs.

     In July 2002, we established a customer service call center in Guangzhou, and centralized most of our customer service functions at that location. In addition to providing back office support services, this facility also provides customer acquisition services and enables us to lower our operating costs while continuing to increase our customer service capabilities. We have been expanding our Guangzhou customer service facility since its establishment, which now has over 1,900 employees as of August 31, 2004. Between August 1, 2004 and October 1, 2004, our Guangzhou customer service call center handled on average more than 27,000 inbound and outbound calls per day.

Billing and Collection

     Our account collection department is responsible for securing prompt payment from subscribers. Invoices are issued on a monthly or quarterly basis and payments are usually due within 15 days of the issue date of the invoice for residential subscribers and 21 days for corporate subscribers. All payments from our subscribers are denominated in Hong Kong dollars and are made by way of cash, check, credit card, payment by telephone service, automatic transfer from subscribers’ bank accounts or through Internet banking. As a result of our tight credit control policy, our bad debts represented approximately 0.9%, 1.4% and 1.0% of our revenue for each of fiscal 2002, 2003 and 2004, respectively.

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

     For residential and corporate subscribers, if an overdue IDD account is not settled within 90 days and 60 days after the due date, respectively, we terminate the subscriber’s account. For local VOIP, broadband Internet access and IP-TV services, we generally allow a 90 day period before terminating the account, due to the minimal incremental cost to us of providing such services. If payment is still not settled after we terminate the account, we determine what recovery actions to take, which may include court proceedings and/or the use of collection agencies.

Environmental Matters

     Since our date of incorporation, we have not violated any environmental laws, ordinances or regulations, and believe that all of our operations comply fully with applicable environmental laws.

Intellectual Property Rights

     We have registered our trademarks with the Trademarks Registry of the Intellectual Property Department in Hong Kong. We have no other material intellectual property.

Hong Kong Regulatory Overview

     The following is a brief summary of the Hong Kong laws and regulations that currently materially affect the telecommunications, including the Internet, and the broadcasting industries in Hong Kong. This section does not purport to be a comprehensive summary of all present and proposed regulations and legislation relating to these industries. In particular, the regulatory principles relating to the pricing of telecommunications services provided in Hong Kong are relatively complex and are the subject of regular review by the regulator. Accordingly, the following is not a summary of all the regulations (including pricing regulations) pursuant to which telecommunications and broadcasting services are provided in Hong Kong, either on a wholesale or retail basis.

Telecommunications Industry

History

     Local Fixed Telecommunications Network Services

     Prior to July 1995, PCCW-HKT Telephone Limited (then known as Hong Kong Telephone Company Limited) was the exclusive provider of local fixed wireline telecommunications network services in Hong Kong under an exclusive franchise granted to it under the now repealed Telephone Ordinance (Cap 269). In 1995, the Hong Kong government introduced limited competition in the local fixed telecommunications network services market and three new FTNS Licenses (see below for a more detailed description of such license) were issued by the Telecommunications Authority to each of HGC, Wharf T&T, and New World on June 30, 1995, June 27, 1995 and June 20, 1995, respectively, which allowed them to provide and operate local fixed wireline networks. PCCW-HKT was also granted a FTNS License in order for it to continue to operate its local fixed wireline network. The Hong Kong government also agreed to a three-year moratorium on the granting of any further FTNS Licenses.

     Following a review conducted by the Hong Kong government regarding its policy in the fixed telecommunications industry in 1998, on May 5, 1999, it announced its decisions:

•	to extend the moratorium on granting additional wireline-based local FTNS Licenses until December 31, 2002, subject to the satisfactory binding commitments by each of HGC, Wharf T&T and New World to roll-out additional local network infrastructure and services;

•	to invite applications for FTNS Licenses in respect of non-wireline based local networks periodically, the first of such invitation to be made in 1999; and

•	to fully liberalize the market for local fixed telecommunications network services (wireline or wireless based) from January 1, 2003.

     To implement the above decisions, five local wireless-based FTNS Licenses were issued by the Telecommunications Authority in 2000, including one which was issued to HKBN, for the provision of local fixed telecommunications services using non-wireline based networks (commonly referred to as wireless local loop).

     At the same time, Hong Kong Cable Television Limited, or HKCTV, was also granted a FTNS License to offer telecommunications services over its hybrid fiber coaxial cable network, subject to it making binding commitments on the continued roll-out of its cable network and the surrender, on an agreed schedule, of microwave multipoint distribution system frequencies allocated to it.

     In anticipation of the full liberalization of the local fixed telecommunications network market as from January 1, 2003, the Telecommunications Authority published a statement on January 11, 2002 outlining certain key implementation details, including:

•	there would be no rollout or capital expenditure commitments required from licensees that are licensed to operate from January 1, 2003 of local fixed networks and/or external facilities;

•	in order to maintain equal treatment between new and existing operators in respect of performance commitments, all performance commitments of existing local and external fixed telecommunications network services operators that are due on or after January 1, 2003 as initially committed to in the licenses granted would be waived;

•	the Telecommunications Authority would not grant any fixed carrier licenses (for details of this license, see description below) to operate local fixed networks to applicants who intend to rely primarily on interconnection with, and access to, the infrastructure of other fixed telecommunications network services or fixed carrier licensees to roll out their networks or provide their services;

•	newly licensed local wireline-based fixed network operators may apply, on a case-by-case basis and subject to certain conditions, for rights of access to buildings and road opening under section 14(1) of the Ordinance for purposes of installing telecommunications lines; and

•	existing local wireless network operators, including HKBN, would be entitled to apply for the extension of the scope of services under their existing licenses to operate local fixed networks and other forms of fixed telecommunications network services.

     Following the publication of the statement, HKBN applied to the Telecommunications Authority for modification of the scope of its local wireless FTNS License. HKBN’s FTNS License was modified on April 16, 2002 to include the operation of local fixed wireline network services as from January 1, 2003. In addition, HKBN’s performance commitments due on or after January 1, 2003 set forth in its FTNS License were waived.

     International Telecommunications Facilities and Services

     Prior to March 1998, Hong Kong Telecom International Limited, or HKTI, was the exclusive provider of all external telecommunications circuits and certain external telecommunications services in Hong Kong. The license granted to HKTI in 1981 was due to expire on September 30, 2006.

     In May 1993, the Telecommunications Authority began liberalizing certain external telecommunications services which were not within the scope of HKTI’s exclusive license, and issued PNETS Licenses (see below for a more detailed description of such license) which allowed licensees to provide customers with access to HKTI’s external telecommunications services using a transmission method commonly known as “call-back”.

     Following the issuance of a statement by the Telecommunications Authority in April 1996 further clarifying the extent of the exclusivities of HKTI’s license, the Telecommunications Authority began issuing PNETS Licenses for the provision of international virtual private network services.

     In January 1998, the Hong Kong government issued a policy statement stating that the provision of the services remaining within the HKTI License, on an exclusive basis, was not in Hong Kong’s best interest. On March 31, 1998, HKTI surrendered its exclusive license under the terms of a framework agreement entered into with the Hong Kong government on January 20, 1998. In the January 1998 policy statement, the government stated that the liberalization of the external telecommunications services and facilities would take place on a two step basis, the first step being liberalization of services and the second being the liberalization of facilities. Accordingly, the external telecommunications services were liberalized as from January 1, 1999 and the provision of external facilities was liberalized on January 1, 2000. Subsequently, in a 2002 statement of the Telecommunications Authority relating to the implementation of the full liberalization of local fixed telecommunications network services market, the Telecommunications Authority stated that it would issue licenses for operation from January 1, 2003 of external facilities based on submarine or land cables to those who may directly invest in cable capacity or acquire the capacity through the purchase of “Indefeasible Rights of Use”, or IRU, of cables, thus further liberalizing the external telecommunications market.

     In early 1998, PCCW-HKT’s FTNS License was transferred to a group comprised of subsidiary companies providing international and local telecommunications services and the scope of PCCW-HKT’s services to be provided under the FTNS License was in this way expanded to cover the provision of external telecommunications services and facilities. The FTNS Licenses of the three other local fixed network operators, i.e. HGC, New World and Wharf T&T, were also amended allowing them to provide external telecommunications services from January 1, 1999 and all forms of external facilities (cable and satellite based) from January 1, 2000.

     The Telecommunications Authority began issuing PNETS Licenses in late 1998 for the provision of external telecommunications services using international leased circuits provided by licensed operators as from January 1, 1999. External FTNS Licenses began to be granted to licensees to operate, as from January 1, 2000, non-cable based external telecommunications facilities (i.e. satellite or other wireless facilities) and/or external telecommunications facilities based on new undersea or land cables. Furthermore, the Telecommunications Authority stated that it would issue licenses for the operation of external telecommunications facilities to IRU owners as from January 1, 2003.

     The Telecommunications Authority granted us a satellite-based fixed carrier license in May 2001. This license was modified by the Telecommunications Authority in March 2002 to grant us additional rights to operate a cable-based external fixed telecommunications network. HKBN’s local wireline-based FTNS License was modified on May 22, 2003 to allow for the operation of external fixed telecommunications network services in exchange for the surrender of our cable-based external fixed carrier license.

Regulatory Environment

     The main legislation in Hong Kong which regulates the telecommunications industry is the Telecommunications Ordinance (Cap 106), and related subsidiary legislation, notably the Telecommunications Regulations (Cap 106A), and the Telecommunications (Carrier Licences) Regulation (Cap 106V). The Telecommunications Ordinance underwent significant changes in 2000 following a policy review of the telecommunications industry conducted by the Hong Kong government in 1998.

     The Telecommunications Authority, an individual appointed by the Chief Executive pursuant to the Telecommunications Ordinance, is the main regulator of the telecommunications industry in Hong Kong. The Telecommunications Authority’s general responsibilities include: the issuing of non-exclusive licenses; the determination of terms of interconnection; promotion of fair competition in the telecommunications sector; management of the frequency spectrum; development of technical standards and customer equipment testing; protection of consumer interests; and the control and administration of the Hong Kong numbering plans (including allocation of numbers or codes).

     It should be noted that the Hong Kong government announced in its policy paper “Digital 21 Strategy — Sustainability and Opportunities” published in March 2004 that it intends to review the current regulatory structure of having two separate regulatory entities for the telecommunications industry and the broadcasting industry respectively in light of the convergence and deregulation of the two industries. It further stated that it will issue its proposal and consult the public on the creation of a unified regulator in early 2005.

Licensing

     General Licensing Requirements

     Section 8(1) of the Telecommunications Ordinance provides, amongst other things, that a telecommunications license is required if a person in Hong Kong establishes or maintains any means of telecommunication. Contravention of Section 8 constitutes an offence. Currently, companies offering telecommunications services without establishing or maintaining any means of telecommunications (pure resellers) are not yet subject to the licensing regime. The Telecommunications Authority is currently conducting a public consultation proposing to bring into force provisions (which were introduced in the Telecommunications Ordinance in 2000) to regulate certain resale activities. For a more detailed discussion refer to the section entitled “— Recent Regulatory Developments in the Telecommunications Industry” below in this annual report.

     The Telecommunications Regulations and the Carrier Licenses Regulation set forth the licenses which the Telecommunications Authority may issue pursuant to the Telecommunications Ordinance.

     Generally, a licensee is required to be a company registered under the Companies Ordinance (Cap. 32) and this requirement is satisfied either by the incorporation of a Hong Kong company (which can be wholly owned by a foreign company) or by the registration of a foreign company under the Companies Ordinance. Currently, there is no foreign ownership restriction on the holder of a telecommunications license under the current regulatory regime.

     Non-compliance with the Telecommunications Ordinance, any subsidiary legislation made pursuant to it, any of the license conditions or any direction issued by the Telecommunications Authority by a telecommunications licensee, could result in the revocation or suspension of the relevant license. The Telecommunications Ordinance contains a set of provisions setting forth the procedural steps which the Telecommunications Authority must adhere to prior to revoking or suspending any telecommunications licenses. In addition, the Chief Executive in Council has the authority to revoke a telecommunications license at any time if it is in the public interest to do so.

     Fixed Telecommunications Network Services License

     As noted above, the Telecommunications Ordinance was substantially amended in 2000. Prior to the enactment of the amendments in 2000, FTNS Licenses were issued for the operation of fixed telecommunications networks in Hong Kong. After the enactment of the amendments in 2000, which was primarily designed to streamline the licensing regime, FTNS Licenses became a part of the general category of “fixed carrier licenses”.

     An FTNS License authorizes the licensee, among other things:

•	to provide a public fixed telecommunication network service, covering internal services or external services, or both; and

•	to establish and maintain a fixed telecommunications network, which may be wireline-based or wireless-based, or a combination of both.

     HKBN currently holds an FTNS License issued to it by the Telecommunications Authority in February 2000 initially for the operation of a local fixed wireless network. This FTNS License has since been amended twice and presently, HKBN is authorized to operate both local fixed telecommunications networks (wireline and wireless based) and external telecommunications facilities.

     An FTNS License contains a set of General Conditions, which are prescribed in the Telecommunications Regulations and a set of Special Conditions usually tailored-made by the Telecommunications Authority to address issues specific to the license holder, including its universal service contribution obligation.

     The Telecommunications Regulations provide that an FTNS License is valid for a period of 15 years, and is renewable for a further period not exceeding 15 year at the Telecommunications Authority’s discretion.

     The amount of license fee payable by a holder of a FTNS License is set out in the Telecommunications Regulations and comprises (i) a fixed annual amount of HK$1.0 million; (ii) a variable amount calculated on the basis of the number of customer connections (which is currently set at HK$700 for each 100 customer connections); and (iii) a variable fee calculated by reference to the radio spectrum assigned and used by the license holder.

     Fixed Carrier License

     The Telecommunications Ordinance was amended by the Telecommunications (Amendment) Ordinance 2000, or the Amendment Ordinance. With the exception of a few provisions, the amendments set out in the Amendment Ordinance became fully operational as from April 1, 2001. The Amendment Ordinance creates two new categories of licenses: carrier licenses and class licenses.

     A “carrier license” is defined widely in the Amendment Ordinance and covers a number of existing network-related licenses, including FTNS Licenses.

     The Telecommunications Authority no longer grants FTNS Licenses to operators which wish to operate fixed networks, but instead grants “fixed carrier licenses”. The Telecommunications Authority is pursuing a gradual program of replacing expired or surrendered FTNS Licenses under the old regime with fixed carrier licenses, but existing FTNS Licenses remain valid.

     The conditions of a fixed carrier license, as set forth in the Carrier Licences Regulation, are essentially the same as the corresponding FTNS License conditions, except that certain of the General Conditions in a FTNS License have become Special Conditions (in order to make the General Conditions consistent for both fixed and mobile carriers).

     Under the Carrier Licences Regulation, the period of validity of a fixed carrier license is 15 years from the date of issuance, which may be renewed for a further period of up to 15 years. The current fixed annual license fee payable is HK$1.0 million. The variable amounts payable are calculated on the same basis as those payable under the FTNS Licenses.

     Public Non-Exclusive Telecommunications Services License

     A PNETS License is used by the Telecommunications Authority to cover the provision of a number of different telecommunication services where the service provider provides the service to the public using the network of a licensed carrier or by establishing or maintaining transmission facilities within the boundary of a building or property. In practice, the PNETS License is also used as a “sweep-up” license category, where a license is required by virtue of the Telecommunication Ordinance but none of the existing categories are applicable to the means of telecommunications or telecommunications service for which the license is required.

     The Telecommunications Authority has issued various PNETS Licenses over the years, including:

•	those for the provision of external telecommunications services, or PNETS ETS License, over external leased circuits provided by a holder of a FTNS License or other external switched telecommunications services lawfully operated in Hong Kong; and

•	those for the provision of international value-added network services, or PNETS IVANS License, and/or telecommunications services (including Internet access services) accessed by customers via public switched telecommunications networks provided by licensed network operators or leased circuits operated or authorized under the Telecommunications Ordinance.

     A PNETS License has a validity period of 12 months, renewable at the discretion of the Telecommunications Authority on an annual basis upon the payment of a prescribed annual fee, which is currently set at HK$750. Where radio communications apparatus is used, there is an additional variable component calculated by reference to the number of base stations and mobile stations involved.

     During the mid 1990s, we were initially issued with three PNETS Licenses including a license to provide calling card services, or a CCS License, a license to provide international simple resale services for facsimile and data services, or an ISR License, and a license to provide virtual private network services, or a VPN License. We also hold a PNETS IVANS License which allows us to act as an Internet Service Provider. In November 1998, we were issued a PNETS ETS License, replacing the CCS, ISR and VPN Licenses. The PNETS ETS License allows us to continue providing CCS, ISR and VPN services along with a number of other international telecommunications services. We were also allowed, under the terms of the PNETS ETS License, to commence the provision of external telecommunications services from January 1, 1999 over the external facilities of the then HKTI and, from January 1, 2000, over the external telecommunications facilities of other licensed external facilities providers.

     Under the terms of the PNETS ETS and PNETS IVANS Licenses, we and IDD 1600 Company Limited, or IDD 1600, our wholly owned subsidiary, are required to comply with certain license conditions relating to technical and reporting matters.

     Class License

     In terms of class licenses, the Telecommunications Authority has created two class licenses thus far, one relating to the operation of in-building telecommunications systems and the other one relating to the provision of public wireless local area network services. A consultation is currently being carried out by the Telecommunications Authority with regard to the creation of a third class license to regulate the resale of certain telecommunications services. See section entitled “Recent Regulatory Developments in the Telecommunications Industry” below for more details.

Interconnection

     Interconnection between telecommunications networks and services are regulated under the Telecommunications Ordinance and the relevant license conditions. Hong Kong’s current policy on interconnection, including the applicable charging principles and methodology, is set forth in a series of statements issued by the Telecommunications Authority which were substantially revised in 2002 and further revised in July 2004 following the Chief Executive’s decision to withdraw mandatory Type II interconnection at the local telephone exchange level by June 2008. For a more detailed discussion, refer to the section entitled “— Recent Regulatory Developments in the Telecommunications Industry” below in this annual report.

     The Telecommunications Authority divides interconnection into two main types: The first type is “Type I Interconnection”, which is interconnection between network gateways, such as tandem exchanges, local exchanges or dedicated interconnection gateways, which allows end users on different networks to “communicate” with each other. The second type is “Type II Interconnection”, which is a connection to a fixed carrier’s network at points of the customer access network level (more often referred to as local access or local loop unbundling) allowing the end customer requesting the interconnection to use the customer access network of the fixed carrier to obtain fixed telecommunications services. The Telecommunications Authority is empowered to determine the terms and conditions of both types of interconnections (including the applicable charges) and a set of guidelines was issued in 1995 (and amended in 2001) setting forth the procedures that the Telecommunications Authority will follow in making such a determination.

Competition Provisions

     Regulation of Anti-Competitive Conducts

     Although Hong Kong has never had a general competition code, historically, holders of FTNS Licenses were prohibited from engaging in anti-competitive conduct by certain competition-related license conditions contained in the FTNS Licenses issued by the Telecommunications Authority. The Telecommunications Authority issued in June 1995 a set of guidelines on how the Telecommunications Authority would interpret the competition-related provisions in FTNS Licenses, which we refer to in this annual report as the 1995 Competition Guidelines.

     When the Telecommunications Ordinance was amended in 2000, a set of competition-related provisions, which are modeled on the competition-related license conditions contained in the FTNS License, were introduced into the Telecommunications Ordinance. These statutory provisions provide that a licensee is prohibited from engaging in any anti-competitive conduct, abusing its dominant position in a telecommunications market, or engaging in any discriminatory conduct.

     The Telecommunications Authority continues to apply the 1995 Competition Guidelines in the application and enforcement of competition provisions contained in the Telecommunications Ordinance and the FTNS Licenses. However, given that the competition provisions contained in the Telecommunications Ordinance are applicable to all licensees, not just holders of FTNS Licenses, the Telecommunications Authority commenced a consultation in February 2004 on the issuance of a new set of competition guidelines to replace the 1995 Competition Guidelines.

     The Telecommunications Ordinance provides an appeal mechanism by the establishment of a Telecommunications (Competition Provisions) Appeal Board. A person or a licensee aggrieved by a decision made by the Telecommunications Authority relating to the competition provisions may appeal to the Board. Additionally, a third party suffering loss or damage from breach of such competition provisions may bring an action for damages or seek other appropriate remedies against the offending licensee.

     Control on Mergers and Acquisitions

     In addition to the competition provisions mentioned above, the Telecommunications Ordinance also contains a set of new provisions which aim to control certain merger and acquisition activities within the telecommunications industry that have an anti-competitive effect. The provisions were introduced by the Telecommunications (Amendment) Ordinance 2003, which we refer to in this annual report as the 2003 Amendment. The 2003 Amendment came into force on July 9, 2004 after Telecommunications Authority finalized the Guidelines on Mergers and Acquisitions, which we refer to in this annual report as the M&A Guidelines.

     This new regulatory regime on mergers and acquisitions only applies to carrier licensees, which includes HKBN as a holder of a FTNS License, which, as discussed above, is regarded as a carrier license for the purpose of the Telecommunications Ordinance.

     Under the 2003 Amendment, if the Telecommunications Authority determines that the relevant merger and acquisition activity (defined as a “change” in the ownership or control over a carrier licensee under the 2003 Amendment) has, or is likely to have, the effect of substantially lessening competition in a telecommunications market, the Telecommunications Authority is empowered to direct a carrier licensee to take such actions, such as the complete or partial divestiture of the relevant parties’ interests in the merged entity, as the Telecommunications Authority considers necessary, to eliminate or avoid any anti-competitive effect. However, the Telecommunications Authority may not issue such a direction if he takes the view that the public benefit of the merger and acquisition outweighs any detriment caused by a reduction in competition.

     The 2003 Amendment provides that a “change” in relation to a carrier licensee occurs when:

•	a person, either alone or with any “associated person”, becomes the beneficial owner or voting controller of more than 15% of the voting shares in the carrier licensee (This provision does not apply if the person, either alone or with any “associated person”, is not or does not concurrently become the beneficial owner or voting controller of more than 5% of the voting shares in another carrier licensee and does not have or acquire the power to ensure that the affairs of such other carrier licensee are conducted in accordance with the wishes of such person); or

•	a person, either alone or with any “associated person”, becomes the beneficial owner or voting controller of more than 30% of the voting shares in a carrier licensee; or

•	a person, either alone or with any “associated person”, becomes the beneficial owner or voting controller of more than 50% of the voting shares in a carrier licensee, or acquires the power (including by the acquisition of voting shares), by virtue of any powers conferred by the memorandum or articles of association or other instrument regulating the licensee or any other corporation or otherwise, to ensure that the affairs of the licensee are conducted in accordance with the wishes of that person.

     An “associated person” is widely defined in the Telecommunications Ordinance and includes, where the licensee is a corporation, a corporation over which the licensee has control, a corporation which has control over the licensee or a corporation which is under the same control as is the licensee. It also includes a person who controls the licensee and a relative and/or partner of that person (in the case of a natural person) or a director or principal officer of the corporation.

     Although the 2003 Amendment essentially creates an ex post regime whereby regulatory control will be exercised by the Telecommunications Authority after a merger and acquisition has been completed, the 2003 Amendment also provides that a carrier licensee (or any interested party, such as the acquirer) may seek the prior consent of the Telecommunications Authority on a voluntary basis to any proposed merger or acquisition falling within the definition of “change”. In this way, a carrier licensee will have the opportunity to consider whether to seek prior consent, taking into account the consequences of being potentially required by the Telecommunications Authority to unwind the transaction, after its completion, if the transaction is found to have an anti-competitive effect.

     In addition, the Telecommunications Authority states in the M&A Guidelines that carrier licensees or interested parties are welcome to have informal preliminary discussions with the Telecommunications Authority concerning any proposed merger or acquisition. The view expressed by the Telecommunications Authority in any such informal discussion is, however, non-binding.

     The 2003 Amendment and the M&A Guidelines further outline the competition analytical framework which the Telecommunications Authority will adopt and the matters which he will take into consideration in assessing if the merger or acquisition in question will or is likely to raise any competition concern in the relevant telecommunications market.

     Any decision made or direction issued by the Telecommunications Authority under the mergers and acquisition provision is subject to appeal to the Telecommunications (Competition Provisions) Appeal Board.

Consumer Protection

     The Telecommunications Ordinance also contains a statutory provision that is primarily aimed at protecting consumers. This provision prohibits a licensee from engaging in any misleading or deceptive conduct.

     The Telecommunications Authority issued the “Guidelines in relation to Misleading or Deceptive Conduct in the Hong Kong Telecommunications Markets” in May 2003, which provide practical guidance on the application and enforcement of the relevant provision in the Telecommunications Ordinance.

     The Telecommunications Authority has taken an active role in enforcing this prohibition and has developed voluntary codes to assist in this respect. For instance, in November 2004, the Telecommunications Authority issued a “Code of Practice for the Service Contracts for the Provision of Public Telecommunications Services” which sets out guidelines on the preparation of service contracts. The code states that important terms of a service contract (e.g. a compensation clause for early termination by the customer) should be presented in a prominent place and should be highlighted in the contract. The code is applicable to all service providers (except mobile network operators which are subject to a separate code of practice) including holders of FTNS Licenses, such as HKBN, and holders of PNETS ETS Licenses and IVANS Licenses, such as ourselves and IDD 1600. Although the guidelines are voluntary in nature, the Telecommunications Authority has indicated that the extent of a licensee’s compliance with the guidelines will be taken into account in assessing if a licensee has complied with the statutory provision mentioned above.

     In addition, on June 17, 2002, the Telecommunications Authority in conjunction with the Hong Kong Consumer Council, the Independent Commission Against Corruption, and the Office of the Privacy Commissioner of Personal Data issued a voluntary “Code of Practice on the Protection of Customer Information for Fixed and Mobile Service Operators”. The code applies to fixed and mobile operators and its objective is to set out best practices for such operators for the protection of customer information (e.g. telephone numbers, residential addresses and details of call history) in light of the existing sanctions under Hong Kong legislation preventing unauthorized disclosure of protected information to third parties.

     Apart from the Telecommunications Ordinance, like any companies carrying on business in Hong Kong, telecommunications operators are required to comply with applicable Hong Kong consumer protection laws, for example, the Sale of Goods Ordinance (Cap 26), Control of Exemption Ordinance (Cap 71), Supply of Services (Implied Terms) Ordinance (Cap 457), and the Unconscionable Contracts Ordinance (Cap 458).

Regulation of Pricing

     Currently, the pricing of both fixed telecommunications network services and public non-exclusive external telecommunications services in Hong Kong is regulated by license conditions. However, the regulatory frameworks of each type of services are different.

     All PNETS Licenses contain license conditions requiring the licensees to publish their tariffs and to charge no more than the published tariffs. In other words, the Telecommunications Authority imposes a maximum ceiling on the prices that holders of PNETS Licenses may charge for their services.

     Similarly, holders of FTNS Licenses are prohibited by license conditions from charging more than their published tariffs for their services. Additionally, the FTNS License conditions prohibit licensees from offering discounts to their published tariffs and require the licensees to seek approval from the Telecommunications Authority in connection with (i) any revision of published tariffs, (ii) tariffs for any new services or products or (iii) tariffs for any trial services. However, the Telecommunications Authority may grant a waiver of the application of any or all of these restrictions in relation to a relevant telecommunications market if, in the opinion of the Telecommunications Authority, the licensee is not “dominant” in such market. This is known as an ex ante regime.

     HKBN has been granted a waiver from all the tariff revision prohibitions contained in its FTNS License and is able to provide discounts and revise its tariffs in all the fixed telecommunications network services markets.

     While it is beyond the scope of this annual report to provide a full account of waivers granted, it is important to note that prior to January 14, 2005 PCCW-HKT was the only holder of a FTNS License that was not granted a waiver and was bound by ex ante regulation of its prices in the fixed telephony markets.

On January 14, 2005 OFTA issued a new fixed carrier license to PCCW-HKT which only required PCCW-HKT to notify the Telecommunications Authority of its actual prices at least one day before they become effective. For a more detailed discussion, see the section entitled “— Recent Regulatory Developments in the Telecommunications Industry” below in this annual report.

Universal Service Contribution and Local Access Charge

     Under the current regulatory regime, as stated in two statements published by the Telecommunications Authority in January 1998 and July 2000, PCCW-HKT has a universal service obligation to provide basic telephone service to any individual or entity that requests it. To compensate PCCW-HKT for the expenses of this obligation, certain licensees are required to contribute to such costs, which is referred to as the universal service contribution, or USC. Holders of FTNS Licenses and PNETS ETS Licenses including ourselves, HKBN, and IDD 1600 are required to pay USC.

     The level of USC is determined by the Telecommunications Authority and is adjusted periodically. The average rate has declined over the past several years. The Telecommunications Authority recently published a statement on November 19, 2004 confirming that the level of provisional USC on or after June 1, 2004 is approximately HK$0.3 cents per minute and the confirmed USC for the period January 1, 2002 to December 31, 2002 for routes that are competitive, which are referred to as Category A Routes, is HK$0.3 cents per minute and for routes that are to be provided through Reach Networks Hong Kong Limited’s international gateways/facilities, which are referred to as Category B Routes, is HK$1.9 cents per minute. It should be noted that after August 2003, all routes have been classified as Category A Routes and as such, it is no longer necessary for the Telecommunications Authority to set a provisional USC for Category B Routes.

     Additionally, providers of external telecommunications services, such as holders of PNETS ETS Licenses, including ourselves and IDD 1600, are required to pay to the local network operators whose network facilities holders of PNETS ETS Licenses use to transmit calls to and from their customers’ sites a local access charge, or LAC. Although theoretically the operators holding PNETS ETS Licenses may negotiate the level of LAC with operators whose LAC is not regulated, in practice, the bench-mark used by operators is the LAC set by the Telecommunications Authority for PCCW-HKT, whose LAC is regulated. The level of the LAC is calculated on a per-minute basis.

     At present, the Telecommunications Authority determines the level of LAC imposed by PCCW-HKT and has indicated that it would determine the LAC imposed by other local fixed line network operators if it were in the public interest to do so. A review of the principles and costing methodology of the LAC was conducted by the Telecommunications Authority recently and a formal statement was issued on February 27, 2004.

     Shortly before the statement was published, the Telecommunications Authority was requested by providers of external telecommunications services to make a determination under the Telecommunications Ordinance with regard to the level of the LAC of PCCW-HKT. Applying the revised principles and costing methodology set forth in the statement, the Telecommunications Authority issued its determination on May 4, 2004 and the level of LACs has been reduced and is summarized below:

•	for LAC for outgoing traffic — from HK$0.121 to HK$0.086;

•	for LAC for incoming traffic — from HK$0.126 to HK$0.088;

•	for LAC (transit) for outgoing traffic — from HK$0.106 to HK$0.076;

•	for LAC (transit) for outgoing traffic — from HK$0.106 to HK$0.076

     The new level of LACs was intended to become effective on June 1, 2004. However, PCCW-HKT has obtained leave for judicial review of the LAC determination and the court has granted an interim stay of the determination pending the outcome of that review. The judicial review commenced on September 13, 2004, but the judgment of the court has not yet been handed down.

Recent Regulatory Developments in the Telecommunications Industry

     In recent years, the Telecommunications Authority has introduced various measures to implement the Hong Kong government’s policy to liberalize the Hong Kong telecommunications market. The most important changes have included the full liberalization of the local and external fixed telecommunications network services market and the introduction of a formal competition regulatory framework, as discussed above.

     As part of this ongoing process, the Telecommunications Authority and the Hong Kong government are looking to introduce new measures to address issues relating to the new telecommunications marketplace in Hong Kong.

     Currently, the most important regulatory developments include:

     Review Of Regulation Of Internet Protocol Telephony

     Although the Telecommunications Authority takes the view that IP telephony may be provided under existing licenses, given the specific nature and the technology associated with such service, the Telecommunications Authority issued a consultation paper on October 4, 2004 to canvass the views of the public with regard to the appropriate regulatory framework for the provision of such service. The Telecommunications Authority has invited the industry and interested parties to comment on the following aspects of the service:

•	the appropriate policy and licensing framework for such service;

•	issues relating to numbering, such as number portability;

•	the appropriate interconnection arrangements, including the charging principles such as the USC and LAC arrangements, relating to such service; and

•	related consumer issues, such as access to emergency services (given that the service may not be available if there is a power cut), quality of service and backup power supply.

     The consultation period ended on December 4, 2004.

     Review Of The Type II Interconnection Policy

     Following two rounds of consultation on the review of the Hong Kong government’s policy on Type II interconnection, the Communications and Technology Branch, or CTB, announced in July 2004 that the mandatory Type II interconnection policy applicable to telephone exchanges for individual buildings (often referred to as “Point A” in statements issued by the Telecommunications Authority) will be fully withdrawn by June 30, 2008. The mandatory Type II interconnection policy was drawn up in 1995 and is applicable to PCCW-HKT, HGC, Wharf T&T and New World. Under this policy, each of these four FTNS License holders has the right to request (and the obligation to provide) interconnection with the other relevant FTNS Licensees at any point in the copper-wire local loops of the licensee providing interconnection. In practice, it is PCCW-HKT which is required to meet the mandatory obligation given the extensive coverage of its copper-wire local loops.

     In the interim, the mandatory Type II interconnection policy will be withdrawn on a building-by-building basis. Buildings that are served by at least two self-built customer access networks will no longer be subject to the mandatory Type II Interconnection policy following a two-year transitional period. There will be, in addition, a grandfather period of one year following the expiry of the transitional period to protect regulated interconnection terms (including charges) for lines connected before and during the transitional period. After the grandfather period, fixed network access to “Point A” of the local loops should be subject to commercial negotiations between the carriers.

     The Telecommunications Authority further clarified in a statement entitled “Review of Type II Interconnection Policy” dated July 6, 2004 that mandatory Type II interconnection policy continues to apply to the following:

(i)	buildings meeting the “essential facilities” criterion that justifies mandatory interconnection in the consumer interest; and

(ii)	interconnection at the street level (often referred to as “Point B”) and at the in-building level (often referred to as “Point C”).

     It should be noted that the Type II interconnection policy only applies to copper-based local loops. It does not apply to fiber-based local loops as the Hong Kong government wishes to encourage network operators to upgrade their networks from copper-based to fiber-based.

     The maintenance of the mandatory Type II interconnection at the in-building level means that network operators which roll-out their own copper-based in-building systems, such as HKCTV and HKBN, will continue to be required to permit other operators to access their respective local loop facilities.

     The Telecommunications Authority also issued a statement in July 2004 detailing the implementation steps for the new policy.

     Introduction Of A New Class License To Regulate Certain Resale Activities

     Currently, telecommunications service providers which provide telecommunications services without establishing or maintaining a means of telecommunications (or pure resellers of telecommunications services) are not subject to the licensing regime outlined above. However, the Hong Kong government introduced provisions in the Amendment Ordinance in 2000, which provide that a person who, in the course of business, offers a telecommunications service is required to obtain a license. These provisions are not yet in operation.

     The Telecommunications Authority issued a consultation paper on October 15, 2004 proposing partially to bring into force the provisions referred to above in order to regulate the following two types of resale by the creation of a new class license:

(i)	the resale of telecommunications services on a prepaid basis (e.g. the resale of calling cards); and

(ii)	the resale of telecommunications services by an associated corporation of a carrier or a telecommunications licensee in a dominant position.

     The consultation period ended on December 14, 2004.

     Introduction of an Ex post Price Control Regime

     The Telecommunications Authority issued a consultation paper on October 8, 2004 regarding its proposal to move from ex ante to ex post regulation of the tariffs of PCCW-HKT in response to two applications by PCCW-HKT to be declared “non-dominant” in the markets for residential and business direct exchange line telephone services.

     On January 14, 2005, OFTA issued a new fixed carrier license to PCCW-HKT (to replace its then existing FTNS License) that effectively allows PCCW-HKT to provide discounts to customers in these markets and lifts the requirement that PCCW-HKT obtain prior approval from the Telecommunications Authority before adjusting its tariffs.

     The two applications made by PCCW-HKT for declaration of non-dominance in business and residential direct exchange line services have become redundant upon the surrender of its then FTNS license for the new fixed carrier license on January 14, 2005. Under its new fixed carrier license, PCCW-HKT is now only bound by the competition related regulations prohibiting the abuse of a dominant position in a relevant market or markets (including, for example, a prohibition against “predatory pricing”) if, and only if, PCCW-HKT is found to be dominant in the relevant market(s). For a more detailed discussion please refer to the section entitled “— Competition Provisions” above in this annual report.

Television Broadcasting Industry

History

     Until the end of 1990, Hong Kong had only two television broadcasters, Television Broadcasts Limited, or TVB, and Asia Television Limited, or ATV, that operated under licenses granted by the then Governor in Council under the Television Ordinance.

     In December 1990, a “satellite television uplink and downlink license” was granted to Hutchvision Hong Kong Limited (now Starvision Hong Kong Limited, or Star TV), by the Telecommunications Authority for the provision of satellite television services. The market was further opened up by the grant to HKCTV (then known as Wharf Cable Limited) of a broadcasting license for the provision of subscription television services in 1993. To protect the heavy investment involved in the provision of subscription television services, the Hong Kong government agreed to grant exclusivity to HKCTV for three years.

     In March 1993, PCCW-HKT was permitted to conduct a commercial trial of video-on-demand services, which we refer to in this annual report as VOD. The VOD trial service provided by PCCW-HKT led to HKCTV taking legal action against both the Hong Kong government and PCCW-HKT alleging breach of its exclusive license. However, it was held that VOD should not be classified as a broadcasting service for the purpose of the then Television Ordinance (now repealed, see below) but as a point-to-point telecommunications service which PCCW-HKT would be entitled to provide under its telecommunications concession granted under the Telephone Ordinance.

     Following a comprehensive review of the pay-TV industry in 1996, the Television Ordinance was amended in 1997 and a new category of license — “programme service license” — was created to bring the VOD services into the television regulatory regime. In 1998, a program service license was granted to PCCW VOD Limited, or PCCW-VOD.

     In September 1998, the CTB (then the Information Technology and Broadcasting Bureau) published a consultation paper entitled “1998 Review of Television Policy”. A number of important decisions were made following the review including that the moratorium on pay-TV would be lifted and the market for pay-TV would be opened for free competition from 1998.

     Simultaneously, the CTB proposed new legislation implementing the policy decisions reached by the Hong Kong government in 1998 and intended to replace the Television Ordinance. The proposed legislation would establish a new regulatory regime under which the broadcasting service and the operation of the underlying telecommunications systems (for the transmission of the broadcasting service) would be regulated separately, with the broadcasting service itself being subject to the new legislation and the operation of the underlying telecommunications systems subject to the telecommunications regulatory regime.

     At present, Hong Kong has two licensed domestic terrestrial broadcasters, TVB and ATV, providing free-to-air broadcasting services. In addition, there are also three licensed domestic pay-TV broadcasters, namely HKCTV, PCCW-VOD and Galaxy Satellite Broadcasting Limited. HKBN provides TV services over the Internet under its FTNS License, while Star TV continues to provide its services through satellite means under its satellite television uplink and downlink license.

Regulatory Environment

     The main legislation in Hong Kong which regulates the television broadcasting industry is the Broadcasting Ordinance (Cap. 562) and the Broadcasting (License Fees) Regulations (Cap. 562A). The Broadcasting Ordinance was enacted in 2000 and repealed the Television Ordinance in its entirety.

     The Broadcasting Authority, a statutory board established under the Broadcasting Authority Ordinance (Cap. 391), is the main regulator of the television broadcasting industry in Hong Kong.

Licensing

     The Broadcasting Ordinance provides that it is an offence to provide a “broadcasting service” without a license. “Broadcasting service” is further divided into four categories:

•	domestic free television program service;

•	domestic pay television program service;

•	non-domestic television program service; and

•	other licensable television program service.

     “Television programme service” is broadly defined to mean the provision of television programs for transmission by telecommunications that are readily accessible to the general public in or outside Hong Kong or to persons in 2 or more specified premises simultaneously or on demand, whether on a point-to- point or a point-to-multipoint basis.

     The Broadcasting Ordinance importantly exempts certain categories of television program services from the current licensing regime, including television program services provided on the service commonly known as the “Internet”. The Broadcasting Ordinance itself does not contain a definition of “Internet”. The Secretary for Commerce, Industry and Technology has indicated that on the condition that HKBN continues to provide its service on the platform currently deployed by HKBN, the Government does not dispute that HKBN’s service is provided on the “Internet” and is thus exempt. On this basis, HKBN has not obtained a pay-television broadcasting license and provides IP-TV services under its FTNS License.

     The exemption reflects the policy decision reached by the Hong Kong government in its 1998 television policy review. The policy statement issued by the CTB in December 1998 states that any new multimedia service, including Internet originated in Hong Kong, which offers television-type program services on a commercial basis and competes with television program services operating in Hong Kong should require a television program service license but that “Web TV” should continue to be regulated as an Internet service until it is caught by the foregoing description.

     The commercial television broadcasting licenses granted to TVB and ATV under the Television Ordinance are deemed to be domestic free television program service licenses. The Telecommunications Authority also issued to each of TVB and ATV a fixed carrier license in December 2003 in relation to the operation of the underlying fixed telecommunications network.

     The subscription television broadcasting license issued to HKCTV and the program service license granted to PCCW-VOD under the Television Ordinance are deemed to be domestic pay television program service licenses. PCCW-VOD applied to the Hong Kong government for the surrender of its original program service license and requested the Chief Executive in Council to issue to it a domestic pay television program service license. Such a license was granted to PCCW-VOD in 2003.

     The validity period of a broadcasting license varies and will be determined by the Chief Executive in Council but it is unlikely that a license with a validity period exceeding 12 years would be approved.

     The license fee payable by a broadcasting licensee is set forth in the Broadcasting (License Fee) Regulation. The license fee comprises a number of components, which include a fixed annual amount (e.g. for a domestic pay television program service license, the amount is currently set at around HK$1.4 million) and a variable component (e.g. for a domestic pay television program service license, HK$4 for each subscriber).

Cross Media Ownership Restrictions

     As with other television regulatory regimes, there are detailed cross-media ownership restrictions in the Broadcasting Ordinance. The restrictions are only applicable to domestic free and domestic pay television program service licenses.

     The Broadcasting Ordinance essentially provides that a company which is either a “disqualified person” or has a “disqualified person” exercising control over it will not be eligible to be granted a broadcasting license unless it discloses the disqualification in its license application.

     “Disqualified person” as defined under Sections 4, 5, 6 and 7 of Schedule 1 of the Broadcasting Ordinance includes, for example,

•	a company which is an existing domestic free or domestic pay television program licensee;

•	an advertising agent;

•	a sound broadcasting licensee; or

•	a proprietor of newspaper printed or produced in Hong Kong.

     A disqualified person who has complied with the disclosure requirement (and is otherwise in compliance with Section 8 of the Broadcasting Ordinance) may apply for a broadcasting license pursuant to Section 10 of the Broadcasting Ordinance. The Broadcasting Ordinance provides that the Chief Executive in Council may grant a broadcasting license to a company, including a disqualified person or to a company which has a disqualified person exercising control, over it or to a disqualified person in which another disqualified person exercises control subject to such conditions as the Chief Executive in Council sees fit.

Foreign Ownership Restrictions

     In addition to the cross-media ownership restrictions outlined above, the Broadcasting Ordinance also imposes restrictions on foreign ownership of a holder of a domestic free television program service license. The restrictions do not prohibit the ownership of any voting shares in a domestic free television program service licensee but rather take the form of prohibiting the exercise of any voting rights attached to such voting shares.

Competition Provisions

     The Broadcasting Ordinance also contain competition provisions which are aimed at:

•	prohibiting a licensee from engaging in “anti-competitive conduct” which is conduct that has the purpose or effect of preventing, distorting or substantially restricting competition in a television program service market;

•	prohibiting a licensee who is in a dominant position from abusing its position.

     Certain “trade practices” however are exempted from the prohibition on “anti-competitive conduct” provision and these include restrictions imposed on the inclusion in a television program service of a television program produced wholly or substantially by the licensee of the service.

     The Broadcasting Ordinance provides that a breach of any of the competition statutory provision may lead to the relevant contractual provisions in an agreement being regarded as void.

     The Broadcasting Authority to this end issued two guidelines in 2001: the “Competition Investigation Procedures and Guidelines to the Application of the Competition Provisions of the Broadcasting Ordinance” and “Guidelines to the Application of the Competition Provisions of the Broadcasting Ordinance”. These guidelines outline the enforcement procedures and the competition analytical framework which the Broadcasting Authority intends to adopt in order to implement the competition provisions.

     The Broadcasting Authority recently concluded the investigation of a number of competition complaints relating to certain sports broadcasting rights involving HKCTV, ATV and TVB.

     Unlike the regulatory regime for the telecommunications industry, there is no equivalent of a specialised competition appeal board for the television broadcasting industry. A licensee aggrieved by a decision made by the Broadcasting Authority however may lodge an appeal to the Chief Executive in Council.

Program Standards and Advertising Standards

     A broadcasting licensee is required to comply with the program standards and the advertising standards published by the Broadcasting Authority. The program standards and the advertising standards were revised recently in June 2003 and August 2004, respectively.

Organizational Structure

     The following chart sets forth our principal subsidiaries as of January 31, 2005:

(1)	The other immediate subsidiary of City Telecom (H.K.) Limited is Golden Trinity Holdings Limited, which has Warwick Gold Enterprises Limited and Attitude Holdings Limited as its immediate subsidiaries.

(2)	The company has only registered its Chinese name. The English name is an unregistered translation.

(3)	The other immediate subsidiaries of Automedia Holdings Limited are iStore.com Limited, TeachOnNet.com Limited, CTI International Limited, BBTV Company Limited, City Telecom (U.S.A.) Inc., City Telecom (Vancouver) Inc. and City Telecom (Toronto) Inc.

(4)	The other subsidiary of City Telecom (Canada) Inc. is 963673 Ontario Ltd.

(5)	The immediate subsidiaries of Hong Kong Broadband Network Limited are Excel Billion Profits Limited, Hong Kong Television Network Limited, Hong Kong Broadband Television Company Limited and Hong Kong Broadband Phone Limited.

     The jurisdiction of incorporation and our ownership percentage of each these subsidiaries as of January 31, 2005 were as follows:

		Percentage of
		interest held by City
		Telecom (%)
Name	Jurisdiction of Incorporation	Direct	Indirect
963673 Ontario Limited	Canada		100
Attitude Holdings Limited	British Virgin Islands		100
Automedia Holdings Limited	British Virgin Islands	100
BBTV Company Limited	Hong Kong		100
City Telecom (B.C.) Inc.	Canada		100
City Telecom (Canada) Inc.	Canada		100
City Telecom (Toronto) Inc.	Canada		100
City Telecom (U.S.A.) Inc.	United States		100
City Telecom (Vancouver) Inc.	Canada		100
City Telecom Inc.	Canada		100
City Telecom International Limited	British Virgin Islands	100
Credibility Holdings Limited	British Virgin Islands	100
CTI Guangzhou Customer Services Co. Limited(1)	China	100
CTI International Limited	Hong Kong		100
CTI Marketing Company Limited	Hong Kong		100
Excel Billion Profits Limited	Hong Kong		100
Golden Trinity Holdings Limited	British Virgin Islands	100
Hong Kong Broadband Network Limited	Hong Kong		100
Hong Kong Broadband Phone Limited	Hong Kong		100
Hong Kong Broadband Television Company Limited	Hong Kong		100
Hong Kong Television Network Limited	Hong Kong		100
IDD1600 Company Limited	Hong Kong		100
iStore.com Limited	Hong Kong		100
TeachOnNet.com Limited	Hong Kong		100
Warwick Gold Enterprises Limited	Hong Kong		100

(1)	The company has only registered its Chinese name. The English name is an unregistered translation.

Property, Plants and Equipment

     For the provision of fixed telecommunications network services, we own, or control through long-term leases, equipment consisting of in-building wiring, switching, transmission and receiving equipment and connecting lines comprised of fiber-based backbone, wireless and leased wire-line backbone and other support structures, conduits and similar items that comprise our Metro Ethernet network. The majority of the fiber-based backbone connecting our services to other telecommunications operators and power sources are under public road, highways and streets. HKBN, our wholly owned subsidiary, owns two offices with an aggregate of 147,000 square feet and two switching centers comprised of five switching systems in Hong Kong.

     For the provision of international telecommunications services, we own three switching systems in Hong Kong and two in Canada (one each in Vancouver and Toronto). We have invested and have rights to dedicated capacity in two undersea cables, the Japan-U.S. cable and the APCN 2 cable, for use as international transmission facilities, both of which were completed and have been operational since May 2002.

     In addition, we lease a retail shop and own a customer service center in Hong Kong.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     You should read the following discussion together with the rest of this annual report, including the financial statements and related notes included elsewhere in this annual report. The results discussed below are not necessarily indicative of the results to be expected in any future periods.

Overview

     We are a fast growing and innovative provider of residential and corporate fixed telecommunications network and international telecommunications services in Hong Kong. We offer our customers an integrated suite of broadband Internet access, local VOIP, IP-TV and corporate data services through our self-owned Metro Ethernet network. As of August 31, 2004 we had a total of approximately 465,000 fixed telecommunications network services subscriptions, consisting of approximately 197,000 broadband Internet access, 237,000 local VOIP and 31,000 IP-TV services subscriptions, and as of December 15, 2004, we had a total of approximately 490,000 subscriptions, consisting of approximately 201,000 broadband Internet access, 253,000 local VOIP and 36,000 IP-TV services subscriptions. In addition to providing fixed telecommunications network services, we believe that we are one of the largest providers of international telecommunications services in Hong Kong. We offer a variety of international telecommunications services and products including direct dial services, international calling cards and mobile call forwarding services. Our total international telecommunications services customer database comprises approximately 1.9 million registered accounts with an average of 500,000 customers that are billed on a monthly basis.

     Our self-owned network is one of the world’s largest Metro Ethernet networks and is cited as a global reference case by our primary vendors, Cisco Systems, Inc. and Nortel Networks Limited. Our Metro Ethernet network has a current coverage of 1.2 million home passes, which represents approximately 60% of Hong Kong’s population. The coverage of our network is concentrated in Hong Kong’s most densely populated areas and reaches on average 3,000 residential buildings with approximately 400 residences per building and approximately 610 commercial buildings making us one of the largest residential fixed telecommunications network operators in Hong Kong. In most other markets, Metro Ethernet is primarily used in commercial buildings in metropolitan areas, as the technology is most cost effective in dense user populations where a provider can service a large number of users in a single building or cluster of buildings. We have applied this technology to densely populated residential areas in Hong Kong where most of our customers live in high-rise apartment buildings with multiple apartments per floor. This has enabled us to contain our core network costs to approximately US$130 per home pass. Our Metro Ethernet network conforms to industry standards for 10/100/1,000 Mbps Internet access speeds. All of our fixed telecommunications network services are based on the single Internet Protocol, or IP, platform of our Metro Ethernet network, unlike our competitors who use multiple platforms to provide their services. In addition, unlike most of our competitors, we operate an “end-to-end” network that transmits data between our subscribers’ premises, our IP network hub sites and our switching centers in Hong Kong.

     We were incorporated in May 1992 and we began offering international telecommunications services in September 1992. From that date, we focused on increasing our subscription base and amount of international traffic, and on building the CTI brand name as a low cost provider of international telecommunications services. In January 1999, we became the first Hong Kong company to obtain a public non-exclusive telecommunications services license, which we refer to in this annual report as a PNETS License, covering the provision of international telecommunications services using international simple resale, which had a significant positive impact on our international telecommunications revenues. We incorporated HKBN in Hong Kong in August 1999 and launched our broadband Internet access services in March 2000. In addition, we began providing local VOIP services in April 2002, IP-TV services in August 2003, and corporate data services in July 2004 using our Metro Ethernet network.

     Because of the various changes to our business over the past three years, our ability to forecast our revenues with any degree of accuracy is somewhat limited. In addition, we cannot be sure that our planned capital expenditures and our marketing and sales expenditures will necessarily lead to increased revenues. In fiscal 2004, our total revenue dropped by 9.9% from HK$1,298.9 million in fiscal 2003 to HK$1,169.9 million, due to a significant drop in revenue from our international telecommunications services. In addition, our operating profits for this business declined by 52.3% from HK$338.9 million in fiscal 2003 to HK$161.5 million in fiscal 2004. Though our international call traffic increased in terms of total number of minutes carried, this was offset by the drop in average tariff rates resulting in a decrease in revenue and operating profits. With the drop in average tariff rates, we expect that our profit margins in the international telecommunications services will continue to be under pressure. To maintain our market share, we must continue to offer our subscribers international telecommunications services that are competitive with the prices offered by other market players. We therefore must continue to lower our costs of providing these services if we are to maintain our profitability in this business.

Operating Environment

     Our fixed telecommunications network operations

     The wireless-based FTNS License that HKBN obtained from the Telecommunications Authority in February 2000 provided HKBN with the authority to begin installation of the wireless network that we use to provide broadband Internet access services. To enable HKBN to provide fixed telecommunications network services using wire-line technology in addition to wireless technology, our FTNS License was amended in April 2002 to include provision of local fixed wireline network services. This amendment allowed us to develop our own fiber-based backbone to replace our existing wireless and leased wireline-based backbone. During fiscal 2004, we reduced the percentage of our home-passes serviced by wireless backbone from 60% to 28%, and we are on target to have more than 90% of our Metro Ethernet home passes serviced by our self-owned fiber-based backbone by the end of fiscal 2005. To maximize our return on investment, we have focused on building our Metro Ethernet network in Hong Kong’s most densely populated areas to achieve cost savings and provide additional bandwidth capacity for further growth. After our initial capital expenditure, we expect our operating costs to decline and our service quality to improve because we will rely less on backbone transmission facilities owned by third parties and thereby decrease the leasing fees that we pay.

     Having our own fiber-based backbone allows us to offer broadband Internet access, local VOIP, IP-TV and corporate data services over a single IP platform without being subject to network limitations of other fixed telecommunications network operators. During fiscal 2004, we devoted considerable resources to marketing our local VOIP and IP-TV services. As a result, our revenues from fixed telecommunications network services grew by 28% compared to fiscal 2003.

     Our international telecommunications operations

     From September 1992 until December 1998, we relied on the circuits of local fixed line network operators and other overseas carriers to transmit our international calls. This type of international telecommunications service is commonly referred to as “callback”. A change in Hong Kong telecommunications regulations that took effect in January 1999 allowed us to obtain a license to use international simple resale to transmit international calls. In 2001 we obtained a satellite based External FTNS License, and then upgraded to a full External FTNS License in 2002. We have since acquired the exclusive use of several leased international transmission circuits for direct transmission of international calls between our switches in Hong Kong and switches in other countries. The license upgrades have had a positive effect on our international telecommunications revenues and profits. Additionally, in part due to use of our self-owned capacity on undersea cables, the quality of the service we provide has improved and our transmission costs have decreased.

     Our total international telecommunications services customer database comprises approximately 1.9 million registered accounts with an average of 500,000 customers that are billed on a monthly basis. Our international traffic volume has increased each year since we began providing international telecommunications services with the exception of fiscal 2003. In fiscal 2003, we faced significant competitive pressures from both new market entrants and existing players who adopted aggressive pricing strategies. This created downward pressure on the tariff rates in the marketplace, which we chose in part not to match due to the simultaneous increase in termination fees imposed by China’s MII. See Item 3 “Key Information — Risk Factors — Risk Relating to the Regulatory, Political and Economic Environment — Our revenues may be adversely affected by increases in tariffs mandated by the Chinese government and other international carriers” of this annual report. In fiscal 2004, we continued to face heavy competition and large decreases in average tariff rates, but we have kept our prices at levels comparable to our competitor’s prices and our traffic volume has rebounded to 1,007.0 million minutes in fiscal 2004 as compared to 888.0 million and 915.9 million minutes in fiscal 2003 and fiscal 2002, respectively.

     In terms of traffic routes, China is still the single largest contributor to our international telecommunications revenues and accounted for approximately 70% of our total traffic in fiscal 2004. The second and third most popular routes remained the United States and Canada, which together accounted for approximately 12% of our total traffic in fiscal 2004.

     We have continued to maintain our focus on corporate customers among our international telecommunications subscribers. We have particularly focused on small-to-medium enterprises, as we believe our combination of high-quality services and attractive pricing gives us an advantage over other service providers. Our corporate customer base had grown to 96,754 registered accounts as of August 31, 2004 with an average of 60,000 customers that are billed on a monthly basis. Because our corporate customers generally use greater volumes of our services than residential customers, our corporate customers generate higher revenues per subscriber than residential customers. We intend to continue marketing our international telecommunications services to small-to-medium enterprises and other corporate customers in fiscal 2005.

Our revenues

     Fixed Telecommunications Network Services. We charge our customers a monthly service charge for each of the fixed telecommunications network services that we provide, and the scalability of our network allows us to sell additional services to our existing customers, for example adding local VOIP or IP-TV services to our current broadband Internet subscribers, with minimal additional network and operating costs. As a result, each new service we add to our existing subscription base contributes significantly to our profitability. We have not generally sold our fixed telecommunications network services bundled together at discounted rates. Instead, we have focused on increasing our subscription base by offering a single service to new subscribers at an attractive entry price. After the customer has begun to use our service, we then try to up-sell additional services to the customer.

     In addition to the monthly service charges generated by our fixed telecommunications network business, we also receive interconnection charges from other telecommunications operators in Hong Kong that use our network to deliver their customers’ telecommunications traffic. These charges include:

•	Local access charges, which we earn when other carriers’ international telecommunications traffic is carried over our network;

•	Local interconnection charges, which are per-call and per-minute charges for other fixed line carriers’ calls that are terminated on our network; and

•	Mobile interconnection charges, which we charge to mobile telecommunications operators that deliver incoming and outgoing traffic over our network.

     As with other Hong Kong fixed network operators, we invoice other carriers for each of these charges based on the rates for such charges set by PCCW-HKT. These charges comprised approximately 15% of our fixed telecommunications network revenues in fiscal 2004.

     International telecommunications. Substantially all of our international telecommunication revenues are generated by the per minute fees that we charge our IDD customers. For each of our 1666 and 0030 calling plans, these charges vary according to the destination of the call. For our 0030 calling plan, we also provide certain discounts that depend on the time of day or day of the week at which the call is placed.

     In addition to our per minute charges, we also record a small amount of international telecommunications revenue from our resale of household appliances to existing customers through our Guangzhou calling center, direct mail and on our website. We earn revenues based on the difference between the price the product distributors charge us for the appliances, and the amount that we collect from our customers. Revenue from this activity accounted for less than 1.0% of our international telecommunications revenues in fiscal 2004.

Our Expenses

     Fixed Telecommunications Network Services. Since 2001, we have invested significant resources in the development and expansion of our Metro Ethernet network. The scalability of this network allows us to provide multiple services and increase our revenues per subscription with only small incremental increases to our cost of services.

     Cost of Services. Our fixed telecommunications network cost of services primarily consists of three components:

•	Backbone expenses. To provide broadband Internet access, local VOIP and IP-TV services in areas where we have not yet installed our own fiber-based backbone, we incur leased wireline backbone charges, which we currently pay to other local fixed telecommunications network operators, with respect to the fixed lines that carry the data between the subscribers’ premises, our IP network hub sites and our two switching centers in Hong Kong. However, as we continue to upgrade and expand our fiber-based backbone, we reduce our reliance on leased transmission capacity.

•	Local interconnection charges. We pay fees to local fixed network operators to transmit information that originates on our network and is terminated outside our network over their fixed lines.

•	International leased lines. We pay fees to international bandwidth providers in connection with the leased lines that carry the data from our switching centers to overseas destinations.

     Operating Costs. We have incurred significant operating costs related to our efforts to promote our broadband Internet access, local VOIP, IP-TV and corporate data services. As a result, our subscription acquisition costs have been relatively high. During fiscal 2004, we spent approximately 29% of our fixed telecommunications network services revenues on sales and marketing activities. We expect that we will be required to continue to invest significant financial and human resources in our sales and marketing efforts as we strive to build our subscription base, particularly as we begin to more extensively market our “BB100” broadband Internet access service and introduce pay television services that our customers will be able to watch using a personal computer without the need for a set-top-box.

     Other operating costs related to our fixed telecommunications network services include salaries and related costs, office, general and administrative costs and depreciation and amortization. Our salaries and related costs include those employees working on our various service offerings and on the upgrade and expansion of our Metro Ethernet network.

     International telecommunications. The expenses we incur for our international telecommunications business consists of costs related to transmission, or cost of services, and operating expenses.

     Cost of services. Our cost of services currently comprises four components:

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

•	Local Access Charges. We pay to the network carriers whose local loop facilities we use to transmit calls to and from our customers’ sites a local access charge, or LAC. Our LACs are calculated on a per-minute basis. LACs have been a significant component of our cost of service for our IDD business, although we do not incur LAC charges for IDD calls made by our customers that are also subscribers to our local VOIP service as we do not require the use of other carriers’ facilities for such calls.

•	Charges for our international leased lines. We lease international transmission circuits from other international carriers between Hong Kong and a number of countries. We use these circuits to carry our international traffic to and from such countries. We make fixed monthly lease payments to these international carriers in connection with these circuits. In fiscal 2004, we continued to benefit from our plan to reduce our reliance on transmission facilities owned by third parties and lower our cost of services. Specifically, we capitalized on the two contracts that we had entered into with large consortia of international telecommunications companies to acquire undersea cable capacity. Through the first contract, we invested in the Japan-U.S. undersea cable, which was completed in August 2001. Pursuant to the second contract, we agreed to jointly construct and maintain the APCN 2 undersea cable as an international transmission facility, which commenced operation in May 2002. We spent a total of HK$120 million on these projects. We believe the utilization of these undersea cables provides sufficient international capacity for significant growth of our international call and broadband Internet services.

•	Universal Services Contribution. PCCW-HKT has a universal service obligation to provide basic telephone service to any individual or entity that requests it. To compensate PCCW-HKT for the expenses of this obligation, all incoming and outgoing international calls in Hong Kong are charged a per-minute fee payable to PCCW-HKT. The Telecommunications Authority periodically adjusts the amount of this fee, which is commonly referred to as the USC, and our average rate has declined over the past several years. The provisional USC was approximately HK$0.3 cents per minute as of August 31, 2004 and, HK$1.3 cents per minute as of August 31, 2003. We have historically paid PCCW-HKT USC fees according to the provisional USC rate stipulated by the Telecommunications Authority, which were greater than the actual USC fees that the Telecommunications Authority has subsequently determined that we owe. As a result, we have deducted from our cost of services a USC fee refund from PCCW-HKT in each of fiscal 2002, 2003 and 2004.

     Operating Expenses. In addition to cost of services, we generally incur significant sales and marketing expenses in connection with our international telecommunications business. Sales and marketing expenses consist of advertising costs, promotional and public relations expenses and the salaries and other expenses relating to our commission-based sales personnel. Other operating costs include maintenance costs associated with our network equipment, salaries and other related expenses, office expenses and depreciation and amortization charges.

Inflation

     We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could adversely affect our business, financial conditions and results of operations.

Seasonality

     Our operations are not generally subject to significant seasonal fluctuations. Our international telecommunications revenues typically experience a slight decrease during the second fiscal quarter of each year (December through February) in connection with the Chinese New Year holiday. We do not believe that seasonality has had a material effect on our business, financial condition or results of operations.

Recent Development

     On January 20, 2005 we successfully completed a US$125 million offering of 8.75% senior notes due 2015. This offering was an underwritten transaction and our net proceeds were approximately US$121.0 million after deduction of expenses and commissions. We used the net proceeds, in part, to repay in full an existing loan facility in the outstanding amount of HK$196.7 million, and will use the remaining net proceeds for capital expenditures, including costs incurred in expanding and upgrading our Metro Ethernet network in Hong Kong, and for additional working capital and general corporate purposes.

Operating Results

     In addition to our operations in Hong Kong, we also provide international telecommunications and Internet access services in Canada. We own all of the share capital of two telecommunications companies in Canada, City Telecom Inc. and City Telecom (B.C.) Inc., through a wholly owned subsidiary. We acquired our interests in these companies in December 1998 as part of our efforts to increase our market share of the telecommunications traffic between Canada and Hong Kong.

     Our consolidated financial statements reflect the consolidated results of operations and financial position of these subsidiary companies from the date of their acquisition by us. However, as of August 31, 2004, none of these subsidiary companies located outside of Hong Kong has made a material contribution to our revenues or results of operations, and in fiscal 2004, they contributed approximately 2.0% to our revenues.

     The following table sets forth, for the years indicated, a summary of our results of operations.

	Year Ended August 31,
	2002	2003	2004	2004
	HK$	HK$	HK$	US$
	(Restated)(1)	(Restated)(1)
	(In thousands)
Hong Kong GAAP
Revenues
Fixed telecommunications network services	241,219	423,107	541,902	69,475
International telecommunications	908,981	875,802	627,978	80,510

	1,150,200	1,298,909	1,169,880	149,985

Cost of services
Fixed telecommunications network services	(50,808)	(76,845)	(122,476)	(15,702)
International telecommunications	(407,155)	(245,908)	(208,932)	(26,786)

	(457,963)	(322,753)	(331,408)	(42,488)
Gross profit
Fixed telecommunications network services	190,411	346,262	419,426	53,773
International telecommunications	501,826	629,894	419,046	53,724

	692,237	976,156	838,472	107,497
Operating expenses:
Salaries and related costs	(196,158)	(220,350)	(226,650)	(29,058)
Sales and marketing expenses	(168,441)	(182,471)	(228,169)	(29,253)
Office, general and administrative expenses	(98,413)	(108,270)	(129,787)	(16,639)
Depreciation and amortization	(129,355)	(176,020)	(197,017)	(25,258)
Provision for doubtful accounts receivable	(10,277)	(17,685)	(11,502)	(1,475)

Total operating expenses	(602,644)	(704,796)	(793,125)	(101,683)

	Year Ended August 31,
	2002	2003	2004	2004
	HK$	HK$	HK$	US$
	(Restated)(1)	(Restated)(1)
	(In thousands)
Income from operations	89,593	271,360	45,347	5,814
Interest income	10,870	3,163	3,753	481
Interest expense	(3,504)	(601)	(175)	(22)
Other income, net	502	1,678	2,668	342

Income before taxation	97,461	275,600	51,593	6,615
Income taxes	(15,190)	(17,857)	(2,043)	(262)

Income after taxation	82,271	257,743	49,550	6,353
Minority interest	8,234	—	—	—

Net income	90,505	257,743	49,550	6,353

(1)	In fiscal 2004, we adopted SSAP 12, issued by the Hong Kong Institute of Certified Public Accountants, regarding the recognition of deferred tax. The adoption of SSAP 12 represents a change in accounting policy, which we have applied retrospectively. As a result, financial information provided for all years prior to fiscal 2004 have been restated to conform to the changed policy.

Year Ended August 31, 2004 Compared to Year Ended August 31, 2003

     Revenue. In fiscal 2004, our total revenue dropped by 9.9% from HK$1,298.9 million to HK$1,169.9 million, due to a significant decrease in revenue from our international telecommunications services, which was partially offset by the continued revenue growth of our fixed telecommunications network services.

     Our fixed telecommunications network services continued to record significant revenue growth and increased their contribution to our total revenues, accounting for 46.3% of total revenue in fiscal 2004, compared to 32.6% and 21.0% in fiscal 2003 and fiscal 2002, respectively. Revenue increased from HK$423.1 million in fiscal 2003 to HK$541.9 million in fiscal 2004, representing 28.1% growth. While our number of broadband subscriptions increased from 172,000 as of August 31, 2003 to 197,000 as of August 31, 2004, our revenue from our Internet access service declined by 9.5% from HK$330.5 million in fiscal 2003 to HK$299.2 million in fiscal 2004. The decline was mainly due to phasing-out of our resale of Megalink/Mega-access services, and loss of customers to whom we previously provided dial-up Internet services to alternative broadband Internet access providers, which more than offset our increase in broadband Internet access revenues.

     Our local VOIP services recorded significant growth as a result of our strong marketing efforts and strong brand recognition, which resulted in an increase in local VOIP subscriptions from 140,000 as of August 31, 2003 to 237,000 as of August 31, 2004. In fiscal 2004, our local VOIP services revenues increased 156.8% from HK$92.6 million in fiscal 2003 to HK$237.7 million.

     Our IP-TV services, launched in August 2003, generated HK$5.0 million in revenue in fiscal 2004, and we had acquired 31,000 IP-TV subscriptions as of August 31, 2004.

     Our corporate data services were launched in July 2004 and therefore did not contribute significantly to our revenues in fiscal 2004.

     Our international telecommunications business experienced a decrease of 36.8% in our average prices per minute in fiscal 2004 compared to fiscal 2003. A principal reason for this decline was that in fiscal 2003, we increased our rates for outbound calls to China in response to an increase in the termination rates payable by us to our carrier partners for incoming telecommunications traffic into China due to the imposition by China’s MII of these rate increases. As approximately 65% of our outgoing calls in fiscal 2003 were to China, this increase had a significant effect on our average prices per minute. When our carrier partners subsequently reduced their termination charges, we were able to reduce our per minute charges as compared to fiscal 2003.

     In addition, in order to maintain our international telecommunications market share in fiscal 2004, we made the decision to price our international telecommunications services competitively with other market players despite their aggressive pricing strategies. While we experienced an increase in total traffic volume of 13.4% from 888.0 million minutes to 1,007.0 million minutes, our international telecommunications services revenue decreased 28.3% from HK$875.8 million in fiscal 2003 to HK$628.0 million in fiscal 2004. We expect the price competition to continue in fiscal 2005, but anticipate that the decline in average prices will be less than in fiscal 2004.

     Cost of Services. Cost of services increased by 2.7% from HK$322.8 million during fiscal 2003 to HK$331.4 million during fiscal 2004. While cost of services with respect to our international telecommunications services decreased, cost of services for our fixed telecommunications network services increased significantly due to the addition of new subscriptions to our broadband Internet access and local VOIP services, and start-up expenses associated with our IP-TV services.

     Accompanying the continued expansion of our Metro Ethernet network and service offerings, the cost of services for our fixed telecommunications network services increased by 59.5% from HK$76.8 million in fiscal 2003 to HK$122.5 million in fiscal 2004 while representing 37.0% of the total cost of services. The cost of services for our fixed telecommunications network services represented 23.8% of our total cost of services in fiscal 2003. Our percentage increase in costs was greater than our increase in revenues partly as a result of start-up costs of HK$19.2 million we incurred in connection with our IP-TV services, which generated HK$5.0 million in revenues during fiscal 2004. We account for the salaries of the production personnel that we employ for our IP-TV operations in our cost of services, and we added several production personnel during fiscal 2004.

     Cost of services associated with our local VOIP services increased as our subscriptions increased, and accounted for HK$64.6 million of our total cost of services. This increase also contributed to our cost of services increasing at a greater rate than our revenues, as our gross margins for local VOIP services are less than gross margins in broadband Internet access business.

     Cost of services for our international telecommunications operations decreased by 15.0% from HK$245.9 million in fiscal 2003 to HK$208.9 million in fiscal 2004. Excluding the USC refund, our international telecommunications costs decreased 27.1% to HK$240.6 million, compared to HK$330.0 million in fiscal 2003, despite our increase in traffic volume. This was principally due to our efforts to leverage our significant volume of traffic to negotiate more attractive pricing with service providers whom we rely on for international transmission. These savings were partially offset by a decline in the amount of USC refund received from PCCW-HKT, from HK$84.1 million in fiscal 2003 to a refund of HK$31.7 million in fiscal 2004.

     We have historically paid higher aggregate USC fees to PCCW-HKT based on provisional rates stipulated by the Telecommunications Authority than the rates subsequently determined by the Telecommunications Authority to be due, and therefore have received a USC refund in each year since fiscal 2002. However, the uncertainty surrounding the Telecommunications Authority’s calculation of the USC charge means that we cannot be sure whether we will receive such refunds in future periods, or what the size of any such refunds may be.

     Gross Profit. Our gross profit decreased by 9.6% from HK$892.1 million during fiscal 2003 to HK$806.8 million during fiscal 2004 without accounting for USC rebates. This decrease resulted from the significant drop in revenues from our international telecommunications network services, which we expect over time to become a smaller component of our revenues and profits as our fixed telecommunications network services business matures. Gross profits contributed by our fixed telecommunications network services increased by 21.1% from HK$346.3 million in fiscal 2003 to HK$419.4 million in fiscal 2004 due to the cost effectiveness achieved from offering multiple services over our Metro Ethernet network and thereby receiving multiple revenue streams with minimal marginal cost. We achieved a profit margin of 77.4% (or 80.8% excluding IP-TV services) from our fixed telecommunications network services compared to a 66.7% profit margin from our international telecommunications services.

     Operating Expenses. Our operating expenses increased by 12.5% from HK$704.8 million during fiscal 2003 to HK$793.1 million during fiscal 2004 due to increased sales and marketing expenses, office, general and administrative expenses and depreciation and amortization expenses.

     Salaries and related costs. Salaries and related costs increased slightly by 2.9% from HK$220.4 million during fiscal 2003 to HK$226.7 million during fiscal 2004. A large component of this increase was attributable to the expansion of our fixed telecommunications network operations. Most of the additional staff hired during fiscal 2004 were customer service and home equipment installation employees necessitated by the growth of our customer base for local VOIP and IP-TV services. Our total number of employees increased from 2,753 as of August 31, 2003 to 3,583 as of August 31, 2004, of which 1,956 were located in Guangzhou, China, 1,598 were located in Hong Kong and 29 were located in Canada. We also provided our employees with over 70 types of training programs in fiscal 2004 in order to develop and enhance their productivity. Furthermore we remain committed to research and development efforts. During fiscal 2004, we spent HK$6.0 million for research and development, compared to HK$2.6 million during fiscal 2003.

     Sales and marketing expenses. Our sales and marketing expenses increased by 25.0% from HK$182.5 million during fiscal 2003 to HK$228.2 million during fiscal 2004. This investment in sales and marketing was important to the continued expansion of our customer base for fixed telecommunications network services, which we believe will increase our revenues in the future. We focused our marketing activities on direct customer sales, including door-to-door sales, “on-the-street” promoters and telemarketing. Most of the increased marketing expenses were attributable to sales commissions that directly related to our increased fixed telecommunications network services revenues. Additionally, we incurred sales and marketing expenses in connection with our “free appliances” promotion in fiscal 2004. Under this program, new subscribers receive a household appliance upon signing a contract with HKBN for a term of 24 to 36 months, during which period we more than recover the cost of the appliance. Finally, we account for salaries of our sales and marketing personnel in this item, and our sales and marketing expense increased as we added personnel to our sales and marketing team during fiscal 2004. We expect our sales and marketing expenses to continue to increase as we continue to market our services to expand our customer base.

     Office, general and administrative expenses. Office, general and administrative expenses, excluding depreciation and amortization, increased by 19.9% from HK$108.3 million in fiscal 2003 to HK$129.8 million fiscal 2004. This increase was due to the ongoing expansion of our operations.

     Depreciation and amortization. Depreciation and amortization expenses increased by 11.9% from HK$176.0 million in fiscal 2003 to HK$197.0 million in fiscal 2004. This increase was driven by the continued expansion of our Metro Ethernet network, which caused a 20.0% increase in depreciation and amortization expenses in that segment of our business from HK$140.0 million during fiscal 2003 to HK$168.0 million during fiscal 2004. This increase was partially offset by a 19.5% decrease in depreciation and amortization expense relating to our international telecommunications business, which resulted from the full depreciation of certain of the assets used in this business.

     Provision for doubtful accounts receivable. We record provision for doubtful accounts receivable based on the aggregate amount of our overdue accounts. We increased our number of collection personnel, and strengthened our overdue account collection procedures during fiscal 2004, and were successful at reducing the amount of our overdue accounts. As a result, our provision for doubtful accounts receivable decreased by 35.0% from HK$17.7 million in fiscal 2003 to HK$11.5 million in fiscal 2004.

     Income from Operations. Operating profit was HK$45.3 million in fiscal 2004, compared to HK$271.4 million in fiscal 2003, representing a decrease of 83.3%. Operating profit from international telecommunications operations decreased by 53.4%, from HK$336.7 million in fiscal 2003 to HK$156.8 million in fiscal 2004. The decrease was largely attributable to the large decrease in average tariff rates per call, which more than offset our increase in international call traffic. Operating losses from our fixed telecommunications network services increased significantly, from a loss of HK$65.3 million in fiscal 2003 to a loss of HK$111.5 million in fiscal 2004, as we incurred significant sales and marketing expenses related to these services, and incurred start-up costs associated with our IP-TV and corporate data businesses.

     Interest Income and Expense. Our interest income was HK$3.8 million in fiscal 2004 compared to HK$3.2 million in fiscal 2003. We derive interest income from our deposit of surplus capital in interest-bearing accounts at commercial banks. The increase in interest income was due to an increase in interest rates. Our interest expense was HK$0.2 million in fiscal 2004 compared to HK$0.6 million in fiscal 2003. We also capitalized our borrowing costs of HK$3.1 million of the funding for our network rollout.

     Other Income and Expense. Our other income and expense consists of the roaming charges we receive from overseas carriers that deliver traffic over our network, exchange gains and losses, small penalties we have received from time to time from contractors that we employ, and management and other fees we receive from other fixed line operators in the ordinary course of our business. Other income and expense was HK$2.7 million in fiscal 2004 compared to HK$4.4 million in fiscal 2003.

     Income Taxes. Income tax expense was HK$2.0 million for fiscal 2004 compared to HK$17.8 million during fiscal 2003. Income tax is based on our estimated assessable profit during each period, and our income tax expense decreased in fiscal 2004 as a result of the decrease in our assessable profit compared to fiscal 2003. Our effective tax rate decreased from 6.5% fiscal 2003 to 4.0% in fiscal 2004 as a result of the recognition of deferred tax assets on prior years’ unrecognized tax losses brought forward from our fixed telecommunications network services business that offset the taxes associated with profit generated from our international telecommunications services in this year.

     Net Income. For the foregoing reasons, our net income decreased by 80.8% from HK$257.7 million in fiscal 2003 to HK$49.6 million in fiscal 2004.

     Year Ended August 31, 2003 Compared to Year Ended August 31, 2002

     Revenue. In fiscal 2003, our total revenue grew by 12.9% from HK$1,150.2 million to HK$1,298.9 million, spurred by a significant growth of our fixed telecommunications network services and despite a slight revenue drop in our international telecommunications services.

     Fixed telecommunications network services continued to increase their strategic importance to our operations. Revenue increased from HK$241.2 million in fiscal 2002 to HK$423.1 million in fiscal 2003, representing 75.4% growth. Despite intense market competition with many operators competing on price, our broadband customer base increased throughout fiscal 2003. Revenue generated by broadband Internet access services was HK$330.5 million in fiscal 2003 compared to HK$239.2 million in fiscal 2002, representing 38.2% growth.

     Our local VOIP services also recorded significant growth as a result of our strong marketing efforts and brand recognition. In fiscal 2003, our local VOIP services generated revenues of HK$92.6 million, compared to HK$2.0 million for six months’ operations in fiscal 2002.

     We launched IP-TV services in August 2003, but these services did not generate revenues in fiscal 2003.

     In the international telecommunications business, we were faced with several new market entrants and existing players who adopted aggressive pricing strategies to seek higher market share. In addition, the MII substantially increased the termination rate for incoming telecommunications traffic in China. In an effort to maintain our profit margins in the international telecommunications business, we significantly raised the fees we charge our subscribers for outbound calls to China. As China represented 65% of our total outgoing international telecommunications traffic in fiscal 2003, this had the effect of significantly increasing our average prices per minute. However, this rate increase led to a drop in our outbound traffic to China. Further, our market share was adversely affected, as some of our competitors did not pass the full increase in termination charges on to their customers.

     The MII reduced the termination charge later in fiscal 2003. Rather than immediately reduce our rates to correspond to the change in MII policy, we instead reduced our rates gradually over the balance of the year. While the MII rate increase and our corresponding increases to our rates had a minor adverse effect on our IDD revenues, which decreased 3.7% from HK$909.0 million in fiscal 2002 to HK$875.8 million in fiscal 2003, our international telecommunications profit margins and gross profitability benefited significantly.

     Cost of Services. Cost of services decreased by 29.5% from HK$458.0 million during fiscal 2002 to HK$322.8 million during fiscal 2003.

     Cost of services for our fixed telecommunications network services increased by 51.2% from HK$50.8 million in fiscal 2002 to HK$76.8 million in fiscal 2003, and represented 23.8% of the total cost of services. By utilizing our own fixed network we were able to add subscriptions and grow revenues cost effectively, and our increase in cost was much lower than the increase in revenue.

     Cost of services for our international telecommunications operations decreased by 39.6% from HK$407.2 million in fiscal 2002 to HK$245.9 million in fiscal 2003. This was principally due to our receipt from PCCW-HKT of a refund of HK$84.1 million in USC fees in relation to previous years USC payments, as well as our continuing efforts to reduce our international telecommunications costs. Our average IDD costs per minute dropped (excluding the USC refund) by 15.9% compared to fiscal 2002. Cost of services for our international telecommunications operations were 76.2% of the total cost of services in fiscal 2003, compared with 88.9% in fiscal 2002.

     Gross Profit. Our gross profit increased by 41.0% from HK$692.2 million during fiscal 2002 to HK$976.2 million during fiscal 2003. This increase resulted from a number of factors, including significantly higher revenue from the more profitable fixed telecommunications network services and our cost effective strategy of using our IP network to deliver multiple fixed telecommunications network services with corresponding revenue generation. In addition, gross profit benefited from continuing favorable traffic cost obtained by leveraging our high IDD traffic volume and our receipt of the HK$84.1 million USC refund.

     Operating Expenses. Our operating expenses increased by 17.0% from HK$602.6 million during fiscal 2002 to HK$704.8 million during fiscal 2003. The change was due in large part to increased depreciation and amortization expenses, as well as increased salaries and sales and marketing expenses.

     Salaries and related costs. Salaries and related costs increased by 12.3% to HK$220.4 million during fiscal 2003 from HK$196.2 million during fiscal 2002. A large component of this increase was attributable to the expansion of our fixed telecommunications network operations. Most of the additional staff we added during fiscal 2003 were customer service and installation employees, which corresponded with our expanding local VOIP customer base. Our total number of employees increased from 1,814 as of August 31, 2002 to 2,753 as of August 31, 2003, of which 1,418 were located in Guangzhou and 1,305 were located in Hong Kong and 29 were located in Canada. During fiscal 2003, we spent HK$2.6 million for research and development, compared to HK$2.2 million during fiscal 2002.

     Sales and marketing expenses. Sales and marketing expenses increased by 8.4%, from HK$168.4 million during fiscal 2002 to HK$182.5 million during fiscal 2003. This increase was due to additional sales and marketing expenses to achieve the continuing expansion of our fixed telecommunications network services customer base. We believe this investment in customer acquisition will increase our revenues in the following fiscal years. We focused our marketing activities on direct customer sales, including door-to-door sales, “on-the-street” promoters and telemarketing. Most of these expenses were due to sales commissions paid that are directly related to our revenue growth.

     Office, general and administrative expenses. Office, general and administrative expenses, excluding depreciation and amortization, increased by 10.1% from HK$98.4 million in fiscal 2002 to HK$108.3 million in fiscal 2003. This increase was due to the ongoing expansion of our operations.

     Depreciation and amortization. Depreciation and amortization expenses increased by 36.0%, from HK$129.4 million in fiscal 2002 to HK$176.0 million in fiscal 2003. Although depreciation and amortization expense relating to our international telecommunications business remained relatively stable at HK$36.0 million in fiscal 2003, compared to HK$33.0 million in fiscal 2002, the roll-out of our Metro Ethernet network caused a 45.2% increase in depreciation and amortization expenses in that segment of our business, from HK$96.4 million during fiscal 2002 to HK$140.0 million during fiscal 2003.

     Provision for doubtful accounts receivable. Provision for doubtful accounts receivable increased by 71.8% from HK$10.3 million in fiscal 2002 to HK$17.7 million in fiscal 2003. This was primarily due to increased subscriptions for our fixed telecommunications network businesses.

     Income from Operations. Operating profit was HK$271.4 million in fiscal 2003, compared to HK$89.6 million in fiscal 2002, representing an increase of 202.9%. Operating profit from international telecommunications operations increased by 54.5%, from HK$217.9 million in fiscal 2002 to HK$336.7 million in fiscal 2003. Our fixed telecommunications network services recorded a reduction of operating loss, from HK$128.3 million in fiscal 2002 to HK$65.3 million in fiscal 2003. This loss was due to continued costs associated with acquiring new local VOIP subscriptions and a large amount of depreciation and amortization expenses related to capital expenditures on our local Metro Ethernet network.

     Interest Income and Expense. Our interest income was HK$3.2 million in fiscal 2003 compared to HK$10.9 million in fiscal 2002. Interest income was less in fiscal 2003 than in fiscal 2002 due to lower interest rates. We derive interest income from our deposit of surplus capital in interest-bearing accounts at commercial banks. Interest expense was HK$0.6 million for fiscal 2003.

     Loss on Disposal of a Subsidiary. Loss on disposal of a subsidiary was HK$2.7 million in fiscal 2003, which resulted from the disposal of our Japanese subsidiary, City Telecom (Japan) Co., Ltd.

     Other Income and Expense. Our other income and expense was HK$4.4 million in fiscal 2003 compared to HK$0.5 million in fiscal 2002.

     Income Taxes. Income tax expense was HK$17.9 million for fiscal 2003 compared to HK$15.2 million during fiscal 2002. Income tax expense is based on our estimated assessable profit during each period. Our effective rate decreased from 15.6% in fiscal 2002 to 6.5% in fiscal 2003 as a result of the recognition of deferred tax assets on prior years’ unrecognized tax losses brought forward from our fixed telecommunications network services to offset the taxes associated with profit generated from our international telecommunications services in this year.

     Minority Interest. In fiscal 2003, we had no minority interest as compared with HK$8.2 million in fiscal 2002, which was due to the acquisition of the remaining interest in HKBN from KDDI in fiscal 2002.

     Net Income. For the foregoing reasons, our net income increased by 184.8% from HK$90.5 million in fiscal 2002 to HK$257.7 million in fiscal 2003.

Liquidity and Capital Resources

     A principal source of our liquidity historically has been cash flow from operations. In addition, we have undertaken several transactions that have provided us with working capital, including:

•	In August 1997, we completed our initial public offering of 100,000,000 new shares and listing on The Stock Exchange of Hong Kong. We received net proceeds of HK$159.8 million from this offering.

•	In November 1999, we completed a global offering of 80,000,000 new shares and our American depositary shares were listed on The Nasdaq Stock Market. We received net proceeds of approximately HK$411.6 million from this offering.

•	In March 2000, KDDI Corporation, a telecommunications company in Japan, purchased 15.0% of the share capital of HKBN, now a wholly owned subsidiary of the Company, for HK$225.0 million.

•	In December 2003, we drew down HK$100.0 million of a HK$200.0 million loan facility made available by The Hongkong and Shanghai Banking Corporation Limited, or HSBC, as of October 9, 2002. We drew down a further HK$40.0 million in September 2004, and the remaining HK$60.0 million in December 2004 for a total amount of HK$200.0 million. All outstanding amounts under this facility were fully repaid as of January 24, 2005 with the proceeds of the 8.75% notes offering that was completed on January 20, 2005.

•	Subsequent to August 31, 2004, in January 2005, we issued US$125.0 million of our 8.75% senior notes due 2015. We received net proceeds of approximately US$121.0 million from this offering.

     The following table summarizes our cash flows for each of fiscal 2002, 2003 and 2004:

	Year Ended August 31,
	2002	2003	2004	2004
	HK$	HK$	HK$	US$
	(In thousands)
Net cash flow from operating activities	288,444	414,500	203,763	26,123
Net cash used in investing activities	(475,212)	(309,634)	(406,244)	(52,083)
Net cash (used in) provided by financing activities	9,109	(10,274)	47,221	6,054

(Decrease)/increase in cash and cash equivalents	(177,659)	94,592	(155,260)	(19,906)
Effect of foreign exchange rate changes	312	(1,135)	(253)	(32)

Cash and cash equivalents (closing balance)	290,403	383,860	228,347	29,275

Operating Activities

     Our principal source of cash from operating activities in each of fiscal 2004, 2003 and 2002 was the cash we generate from our fixed telecommunications network services and international telecommunications businesses. Net cash provided by operating activities amounted to HK$203.8 million during fiscal 2004, which represented a substantial decrease compared with fiscal 2003, principally as a result of the significant cash we continued to invest in our Metro Ethernet network, which resulted in a large increase in our other payables in fiscal 2003. Cash from operating activities also decreased due to increased costs we incurred in promoting our new services, as well as decreased profitability of our international telecommunications business. In addition, we recorded an increase in trade and other payables of HK$31.0 million that comprised amounts owed to our supplier of household appliances that we offer to new subscribers under our free appliance program, as well as increased payables associated with our capital expenditures during the year. We also recorded an increase in deferred service income of HK$29.3 million in fiscal 2004 associated with our free appliance program, as we billed new subscribers’ credit cards a fee equivalent to 18 months of service charges upon their signing a 24 to 36 month contract with us.

     Net cash provided by operating activities in fiscal 2004 was offset by an increase in trade and other receivables of HK$50.4 million. The principal component of this receivable consisted of an increase in income of HK$38.7 million in connection with mobile interconnection charges that we believe are due to us by Hong Kong mobile telecommunications operators based on their use of our Metro Ethernet network to transmit mobile telecommunications traffic. While we have not yet received payment for use of our Metro Ethernet network from most of these mobile operators, we believe that we are entitled to payment at the same rates that other fixed network operators receive, and have notified the mobile operators of our position. The Telecommunications Authority has agreed to make a determination regarding the level and effective date of interconnection charges payable to us by one of the mobile operators. Until this matter is resolved, we intend to continue to record income based on the rates owed to other fixed network operators for comparable usage of their networks. We also recorded an increase in prepayments of HK$8.3 million in fiscal 2004 in connection with our use of the fiber ring owned and operated by the KCRC. Finally, our cash flows from operations were reduced by Hong Kong profits taxes paid of HK$24.0 million.

     Net cash provided by operating activities amounted to HK$414.5 million in fiscal 2003, a significant increase versus fiscal 2002 that resulted from increased profitability of each of our business lines. Income before taxation of HK$275.6 million was offset by a decrease in trade and other payables of HK$28.7 million that resulted from our lower levels of capital expenditures in fiscal 2003 as compared to fiscal 2002. In addition, we paid Hong Kong profits tax of HK$18.1 million in fiscal 2003.

     Net cash provided by operating activities amounted to HK$288.4 million in fiscal 2002. In addition to HK$97.5 million of income before taxation, net cash increased due to an increase in trade and other payables of HK$89.7 million in fiscal 2002. Other payables increased as a direct result of our substantial increase in capital expenditures in fiscal 2002, as we fully ramped up development of our Metro Ethernet network. Net cash provided by operating activities was reduced by an increase in trade receivables of HK$15.2 million that was generally related to our increase in monthly revenues.

Investing Activities

     Net cash used in investing activities was HK$406.2 million, HK$309.6 million and HK$475.2 million during fiscal 2004, 2003 and 2002, respectively. Throughout each of the three fiscal years, investing activities consisted primarily of purchases of fixed assets for the development of our Metro Ethernet network. In addition, we used smaller amounts of cash for investing in the upgrade of our fixed assets, and also made investments in upgrading our international telecommunications facilities.

Financing Activities

     Net cash provided by financing activities was HK$47.2 million in fiscal 2004, which consisted of our draw down of HK$100.0 million on our loan facility with HSBC, offset by our payment of HK$54.9 million in dividends during fiscal 2004. In fiscal 2003, net cash used in financing activities was HK$10.3 million. This principally consisted of our repayment of a shareholder loan to KDDI of HK$22.5 million when we purchased KDDI’s remaining interest in HKBN, and dividends we paid in fiscal 2003 of HK$30.2 million. Net cash used in financing activities in fiscal 2003 was offset by our issues of HK$45.4 million of shares during the year in connection with the exercise of share options that we had granted to our employees and exercise of outstanding warrants in prior years. Net cash provided by financing activities in fiscal 2002 was HK$9.1 million and primarily consisted of issues of warrants for net proceeds of HK$9.8 million, exercises of share options by employees and exercise of outstanding warrants of HK$3.8 million, offset in part by our repayment of finance lease payables in the amount of HK$4.4 million.

     Indebtedness

     In December 2003, we drew down HK$100.0 million of a HK$200.0 million loan facility made available by HSBC as of October 9, 2002. We drew down a further HK$40.0 million in September 2004, and the remaining HK$60.0 million in December 2004. The loan facility accrues interest at the Hong Kong Interbank Offer Rate plus 1.5%, and repayment is required to be made in 60 equal installments beginning in January 2005. We have entered into an interest rate swap arrangement to hedge against interest rate risk for up to HK$100.0 million of the total amount drawn under the facility. All outstanding amounts under this facility were fully repaid as of January 24, 2005 with the proceeds of the 8.75% notes offering described below.

     We also have a banking facility provided by Citibank for the equivalent of HK$19.2 million in Japanese Yen, which is secured by a pledge over bank deposits. Interest under the facility accrues at the cost of funds in Japan plus 0.8%.

     On January 20, 2005, we issued US$125.0 million of our 8.75% notes. We received net proceeds of approximately US$121.0 million from this offering.

     Capital expenditures and working capital

     In order to continue the development of our Metro Ethernet network, we plan to make total capital expenditures of approximately HK$990.0 million in fiscal 2005 to 2006. In particular, we plan to spend approximately HK$520.0 million in connection with our goal to increase the coverage of our Metro Ethernet network to 1.8 million home passes. We also plan to spend approximately HK$240.0 million in connection with our continued build out of our fiber-based backbone that we use to provide fixed telecommunications network services. Our required capital expenditures, other than with respect to our network expansion, will be influenced to a significant degree by the rate of growth in the subscription base for our services, the expansion of our network coverage and any changes to our business plan.

     As of August 31, 2004, we had cash and cash equivalents, net of short term loans, of HK$228.3 million compared to HK$383.9 million at the end of fiscal 2003. As of August 31, 2004, we had capital commitments contracted but not provided for relating to the purchase of telecommunications, computer and office equipment of HK$213.3 million. In addition, we had commitments under non-cancelable operating leases relating to land, buildings, telecommunications facilities and computer equipment of HK$70.8 million, of which HK$46.9 million is due in fiscal year 2005. We also had commitments on program fees of HK$34.4 million, of which HK$15.5 million is due in fiscal 2005. As of August 31, 2004 we had total amounts available under banking facilities of HK$119.2 million under which HK$32.5 million is due in fiscal 2005.

     The following table sets forth information regarding our aggregate payment obligations in future years of the contractual obligations and commercial commitments that we had as of August 31, 2004.

	Payments due by period
		Less than			More than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years
	(Thousands of HK$)
Capital expenditure	213,310	213,310	—	—	—
Operating leases	70,783	46,898	13,577	2,508	7,800
Short-term and long-term debt	119,170	32,503	20,000	60,000	6,667
Programming fees (IP-TV)	34,411	15,542	18,869	—	—

Total	437,674	308,253	52,446	62,508	14,467

     Our working capital as of August 31, 2004 was HK$55.2 million, which we believe is sufficient for our current requirements. Further, we believe that our current cash and cash equivalents, cash flow from operations and the proceeds from the issuance of our US$125.0 million 8.75% notes will be sufficient to meet our anticipated cash needs, including for working capital, capital expenditure, repayment of our indebtedness and various contractual obligations, for at least the next 12 months. However, if our customer demand changes significantly due to rapid technological changes, if we are not able to successfully compete with local and foreign entrants into the market, or if we fail to maintain or obtain the necessary license renewals from the Telecommunications Authority, this could have a significant adverse impact on our cash flows from operations, which could effect our ability to make planned capital expenditures as well as meet scheduled payments on the 8.75% notes, our various operating and capital leases and amounts due under banking facilities.

Research and development, patents and licenses, etc.

     We commit considerable resources to our research and development department in order to continuously improve our services and improve our market position. As of August 31, 2004, our research and development department in Hong Kong consisted of 28 staff members experienced in systems design, engineering, telecommunications and computer programming. Our research and development department is primarily responsible for assessing and adapting the technology that we employ in upgrading and expanding our Metro Ethernet network. To identify and develop new market opportunities, the research and development department assesses new services offered by telecommunications and Internet companies in the United States and elsewhere and works closely with our marketing department. Our research and development expenditures were approximately HK$2.2 million, HK$2.6 million and HK$6.0 million for fiscal 2002, 2003 and 2004, respectively.

Trend information

     Our international telecommunications business experienced a decrease of 36.8% in our average prices per minute in fiscal 2004 compared to fiscal 2003. A principal reason for this decline was that in fiscal 2003, we increased our rates for outbound calls to China in response to an increase in the termination rates payable by us to our carrier partners for incoming telecommunications traffic into China due to the imposition by China’s MII of these rate increases. As approximately 65% of our outgoing calls in fiscal 2003 were to China, this increase had a significant effect on our average prices per minute. When our carrier partners subsequently reduced their termination charges, we were able to reduce our per minute charges as compared to fiscal 2003.

     In addition, in order to maintain our international telecommunications market share in fiscal 2004, we made the decision to price our international telecommunications services competitively with other market players despite their aggressive pricing strategies. While we experienced an increase in total traffic volume of 13.4% from 888.0 million minutes to 1,007.0 million minutes, our international telecommunications services revenue decreased 28.3% from HK$875.8 million in fiscal 2003 to HK$628.0 million in fiscal 2004. We expect the price competition to continue in fiscal 2005, but anticipate that the decline in average prices will be less than in fiscal 2004.

Off-Balance Sheet Arrangements

     Other than as described below in “— Critical Accounting Policies”, we have not entered into any off-balance-sheet arrangements with any entities or individuals.

Tabular disclosure of contractual obligations.

     See “Liquidity and Capital Resources” above in this Item 5.

Critical Accounting Policies

Introduction

     Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong. Our significant accounting policies are more fully described in note 2 to our financial statements. The preparation of our financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. We continually evaluate our estimates and judgments including those related to fixed assets, bad debts, deferred taxes, USC charges and certain revenue items. We base our estimates and judgments on historical experience and on various other assumptions we believe to be reasonable under the circumstances. This forms the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates as facts, circumstances and conditions change.

     Our accounting policies have been developed over many years as the telecommunications industry and Generally Accepted Accounting Principles or GAAP have evolved. As our financial statements are prepared under Hong Kong GAAP, our accounting policies are necessarily compliant with all aspects of Hong Kong GAAP. Hong Kong GAAP is based on a “substance over form” conceptual framework that requires us to look through the legal interpretation of an arrangement or transaction to its underlying purpose and to reflect it in our financial statements on that basis.

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

     The following are the most significant accounting estimates and judgments we apply in producing our consolidated financial statements.

Useful lives of fixed assets

     We estimate the useful lives of fixed assets in order to determine the amount of depreciation expense to be recorded. The useful lives are estimated at the time the asset is acquired based on historical experience, the expected usage, wear and tear of the assets, as well as technical obsolescence arising from changes in the market demands or service output of the assets.

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

     Upon the occurrence of triggering events, the carrying amounts of fixed assets are reviewed to assess whether their recoverable amounts have declined below their carrying amounts. The recoverable amount is the present value of estimated net future cash flows which we expect to recover from the future use of the asset, plus the asset’s residual value on disposal. Where the recoverable amount of fixed and other long-lived assets is less than their carrying value, an impairment loss is recognized to write the assets down to their recoverable amount, which is based on the undiscounted estimated cash flows.

     Under U.S. GAAP the impairment testing is done on the basis of undiscounted cash flows as opposed to discounted cash flows under Hong Kong GAAP.

     Estimation of cash flows arising from future use of the asset requires careful analysis regarding what we expect to recover from its future use. This includes consideration of our target market share and customer base, market competition, future changes to our cost structure and technological change. In addition, the residual value of the asset on disposal requires judgment, as the estimated fair value of the asset at the time of disposal could change in response to market conditions and changes in expected use of the asset prior to disposal. Changes in the estimate of cash flows arising from expected future use of the asset or its residual value on disposal — based on changes in market conditions, changes in the use of assets, managements plan, foreseeable technological changes or otherwise — could significantly change the calculation of the fair value or recoverable amount of the asset and the resulting impairment loss. This in turn could significantly affect the results of our operations.

Accounts Receivable

     Under Hong Kong GAAP and U.S. GAAP, provision is made against accounts receivable to the extent they are considered to be doubtful. This provision requires judgment regarding the collectibility of certain receivables both as they are incurred and as they age. We determine bad debt provisions based on past experience of recovery of old receivables, the aging of the accounts receivable balance and historical write-off experience. Certain receivables may be initially identified as collectible, yet subsequently become uncollectible and result in a subsequent write-off of the related receivable to the statement of operations. Changes in the collectibility of accounts receivable for which provisions are not made could affect our future results of operations.

Deferred Taxation

     Under Hong Kong GAAP, deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liability and their carrying amounts in the accounts. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred taxation is provided on temporary differences arising on investments in subsidiaries except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future. In determining whether a liability or asset is expected to be payable or recoverable in the foreseeable future, we assess the effect of our capital expenditures and other plans, such as the existing network capacity, technological changes, future market trends and projected fixed network coverage.

     Under U.S. GAAP, deferred tax assets and liabilities are determined based on the temporary differences between the financial reporting basis and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Future tax benefits in respect of tax loss carry forwards are also required to be recognized in full. We must establish a valuation allowance for such assets if we determine it is more likely than not that we will not be able to utilize such benefits in the future.

     The recording of certain deferred tax assets requires judgment regarding the results of future operations, including the assumption that there will be sufficient future operations to allow us to utilize the related deferred tax asset. Any changes in the estimate of future operations could change the recognition of such assets, which could significantly affect the results of our operations.

Carrying value of fixed assets, investments and goodwill

     We assess the carrying value of our investments in subsidiaries, including acquired goodwill, for impairment on an annual basis based on their recoverable amount. Our assessments generally include methodology of discounted cash flow analysis, and review of comparable entities. This methodology sometimes relies on factors such as forecasts of future performance and long-term growth rates of the investee, and selection of discount rate. If these forecasts and assumptions prove to be incorrect or circumstances change, we may be required to write down our investments.

     Based on our most recent assessment of recoverable amount we believe that as at August 31, 2004 our goodwill is recoverable at the amounts at which they are stated in our financial statements.

USC charges

     Our management makes their best estimates for charges of the USC payable to PCCW-HKT in order to fund the costs of network development incurred by PCCW-HKT in remote areas in Hong Kong (the “Development”). Such estimated costs are included as part of our costs of rendering services. The estimate is made based on the provisional rates announced by the Telecommunications Authority and is effective up to the date of the release of our financial statements. The Telecommunications Authority periodically reviews the actual costs incurred by PCCW-HKT in the Development and adjusts the amounts owed to PCCW-HKT, or to be refunded by it, to the respective USC contributing parties, including our company (the “Rate Revisions”). Accordingly, the estimate made by our management is subject to changes based on the Rate Revisions identified during a financial year and up to the date prior to the release of our financial statements. We adjust such differences as an addition to, or reduction of, the corresponding costs of services in that particular reporting period.

     Any sum received in advance from PCCW-HKT as an estimated refund of USC on a provisional basis, which is subject to the final confirmation and determination of the Telecommunications Authority, is recorded in other payables and accrued charges in our balance sheet.

Revenue Recognition

     Revenue for the provision of telecommunications services is recognized when the services are rendered. Revenue received in advance is deferred and amortized based on estimated actual usage by customers or the stated period of time in the subscriber agreement. Network interconnection charges are recorded as revenue based on usage of the fixed telecommunications network of the Company by mobile and other fixed telecommunications network operators. The determination of the rates at which revenue is recognized involved significant estimates by management. Significant changes in management estimates may result in material revenue adjustments.

Legal contingencies

     We are currently involved in certain legal proceedings. The assessment of the ultimate outcome of those proceedings is derived from consultation with outside counsel, as well as an assessment of litigation and settlement strategies. A future event or change in the facts and circumstances may require us to make accruals with would be charged to our income statement in the future.

U.S. GAAP Reconciliation

     Our financial statements are prepared in accordance with Hong Kong GAAP, which differs in certain material respects from U.S. GAAP. The following tables provide a comparison of our net income and shareholders’ equity in accordance with Hong Kong GAAP and U.S. GAAP

	Year Ended August 31,
	2002	2003	2004	2004
	HK$	HK$	HK$	US$
	(Restated)	(Restated)
	(in thousands)
Net income
Hong Kong GAAP	90,505	257,743	49,550	6,353
U.S. GAAP adjustments:
Compensation benefit cost associated with share options	(21,586)	2,731	270	35
Amortization of goodwill (acquired prior to June 30, 2001)	(1,019)	—	—	—
Reversal of amortization of goodwill (acquired after June 30, 2001)	1,065	1,065	1,065	136
Fair value of interest rate swap	—	—	680	87

Net income under U.S. GAAP	68,965	261,539	51,565	6,611

Shareholders’ Equity
Hong Kong GAAP	904,988	1,179,175	1,175,698	150,731
U.S. GAAP adjustments:
Goodwill	5,092	5,092	5,092	653
Accumulated amortization of goodwill	(3,735)	(3,735)	(3,735)	(479)
Reversal of amortization of goodwill	1,065	2,130	3,195	409
Fair value of interest rate swap	—	—	680	87

Total shareholders’ equity under U.S. GAAP	907,410	1,182,662	1,180,930	151,401

     Under Hong Kong GAAP, no compensation cost is required to be recognized in respect of the grant of stock options to employees and executive directors. Under U.S. GAAP, compensation expense is required to be measured either in accordance with the intrinsic value method prescribed by APB Opinion No. 25 “Accounting for Stock Issued to Employees” or the fair value method prescribed by Statement of Financial Accounting Standards (“SFAS”) No. 123 “Accounting for Stock-based Compensation”. We apply the intrinsic value method prescribed by APB Opinion No. 25 and disclose in our consolidated financial statements the pro forma effect that use of the fair value method would have on our net income and earnings per share. The compensation cost for stock options under U.S. GAAP represents the cost of amortizing the compensation expense given to employees over the vesting period of the options. Because the exercise price of certain options granted can decrease during the vesting period, such options are considered variable options under U.S. GAAP and compensation expense is based on our share price at the balance sheet date. The charge for compensation expense for fiscal 2004 primarily relates to such variable options.

     Goodwill and accumulated amortization comprises goodwill arising on the acquisition in 1999 of 963673 Ontario Limited group of companies and the goodwill arising on the deemed acquisition of additional interest in one of our wholly owned subsidiaries, HKBN, through subscription of Rights Issue and from acquiring remaining interest from the minority shareholder in 2002.

     Under Hong Kong GAAP, the Company charged the goodwill arising from the acquisition of 963673 Ontario Limited group of companies against available reserves. However, in accordance with the change in accounting standards in Hong Kong, goodwill on acquisitions occurring on or after September 1, 2001 is shown separately on the consolidated balance sheet and is amortized using the straight-line method over its estimated useful life. As a result of that, the goodwill arising for HKBN is recorded as an asset on the balance sheet and amortized over its estimated useful life, which in this case is five years. For the goodwill arising for the 963673 Ontario Limited group of companies, the Company has taken advantage of the transitional provisions of the new accounting standard and goodwill previously written off against reserves has not been restated. Where an indication of impairment exists, the carrying amount of goodwill, including goodwill previously written off against reserves, is assessed and written down immediately to its recoverable amount with the charges being recorded in the Company’s profit and loss accounts.

     Under U.S. GAAP, goodwill recorded on the acquisition of a business prior to June 30, 2001 was capitalized and amortized to the profit and loss accounts over its expected useful life of five years. In June 2001, FASB issued the SFAS No. 142 “Goodwill and other Intangible Assets” effective for fiscal years beginning after December 15, 2001. In connection with the adoption of this standard in fiscal 2003 under U.S. GAAP, we ceased amortizing goodwill recognized on business combinations initiated prior to June 30, 2001 and performed a transitional goodwill impairment assessment. Goodwill recognized on business combinations initiated after June 30, 2001, is not amortized under SFAS No. 142 and is required to be tested annually for impairment in accordance with the provisions of SFAS No. 142. We have performed the impairment tests on the goodwill recorded prior to and after June 30, 2001 at the fiscal year end and no impairment loss was identified from the process for fiscal 2004.

     Under Hong Kong GAAP, there are no specific accounting standards governing the accounting for derivative instruments. As a result, the Company does not recognize the interest rate swap at fair value and does not account for the gains or losses relating to the fair value changes in this derivative. Under U.S. GAAP, the Company recognized the interest rate swap on the balance sheet at fair value in accordance with SFAS No. 133 “Accounting for Certain Derivative Instruments and Certain Hedging Activities”. Since the interest rate swap is not designated as a hedge, the gain or loss on change in fair value of this derivative instrument is recognized currently in earnings.

Recent Accounting Pronouncements

Hong Kong GAAP

     In March 2004, the Hong Kong Institute of Certified Public Accountants (“HKICPA”) issued the Hong Kong Accounting Standards (“HKAS”) and HKAS Interpretation (“HKAS Interpretation”) that were converged with equivalent International Accounting Standards and Standing Interpretations Committee Interpretations issued by the International Accounting Standards Board (“IASB”), most of which were revised recently as a result of the IASB’s improvements project.

     The HKAS and HKAS Interpretation will become effective for accounting periods beginning on or after January 1, 2005 and are required to be adopted by us for the year ending August 31, 2006. As a consequence, all existing Statement of Standard Accounting Practices (“SSAP”) and the related interpretations issued by the HKICPA, for which there are equivalent International Accounting Standards and Standing Interpretations Committee Interpretations will be renamed as HKAS and HKAS Interpretations, or otherwise, will be superseded at that time.

U.S. GAAP

     In December 2003, the FASB issued FIN 46-R “Consolidation of Variable Interest Entities — an Interpretation of ARB No. 51. FIN 46-R requires that certain variable interest entities, or VIE’s, be consolidated by their primary beneficiary if the primary beneficiary is subject to a majority of the risk of losses from the VIE activities, or entitled to receive a majority of the VIE’s residual returns, or both. An entity is subject to FIN 46-R and is considered to be a VIE if it has (1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) equity investors that cannot make significant decisions about the entity’s operations, or that do not absorb the expected losses or receive the expected returns of the entity. FIN 46-R is effective immediately for all new VIE’s created or acquired after January 31, 2003. For VIE’s created or acquired prior to February 1, 2003, the provisions of FIN 46-R must be applied by the end of the first reporting period ending after March 15, 2004. The adoption of FIN 46 for VIEs would not have any significant impact on our financial statements.

     In December 2003, the Securities and Exchange Commission issued SAB No. 104, “Revenue Recognition”. SAB No. 104 supersedes SAB No. 101, “Revenue Recognition in Financial Statements”. SAB No. 104’s primary purpose is to rescind accounting guidance contained in SAB No. 101 related to multiple element revenue arrangements, superseded as a result of the issuance of Emerging Issues Task Force Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”). Additionally, SAB No. 104 rescinds the Securities and Exchange Commission’s Revenue Recognition in Financial Statements Frequently Asked Questions and Answers (“the FAQ”) issued with SAB No. 101 that had been codified in Securities and Exchange Commission Topic 13, Revenue Recognition. Selected portions of the FAQ have been incorporated into SAB No. 104. While the wording of SAB No. 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB No. 101 remain largely unchanged by the issuance of SAB No. 104. As a result, the adoption of this pronouncement did not have any significant impact on our consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

     Our board of directors consists of ten directors, three of whom are independent non-executive directors and one of whom is a non-executive director. Six are executive directors, namely, Mr. Wong Wai Kay, Ricky, Mr. Cheung Chi Kin, Paul, Mr. Chong Kin Chun, John, Ms. Fung So Mui, Fion, Ms. Sio Veng Kuan, Corinna and Ms. To Wai Bing. The non-executive director is Mr. Cheng Mo Chi, Moses. The three independent non-executive directors are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Tun Lu, Jefferson.

     The following table sets forth certain information concerning our directors and senior management as of January 31, 2005.

			Date
			Joined City
Name	Age	Position	Telecom
Board of Directors:
WONG Wai Kay, Ricky	43	Chairman	1992
CHEUNG Chi Kin, Paul	47	Managing Director	1992
CHONG Kin Chun, John	42	Director, Corporate Division	1996
FUNG So Mui, Fion	42	Director, Business Development	1993
SIO Veng Kuan, Corinna	37	Director, Finance	1993
TO Wai Bing	43	Director, International Business	1998
CHENG Mo Chi, Moses	54	Non-Executive Director	1997
LEE Hon Ying, John	58	Non-Executive Director	1997
CHAN Kin Man	45	Non-Executive Director	1997
PEH Tun Lu, Jefferson	45	Non-Executive Director	2004
Senior Management:
CHOY Mei Yuk, Mimi	40	Director, Administration & Human Resources	1998
LEUNG Kim Ming, Sam	37	Director, Technical	1992
LO Sui Lun	40	Director, Network Operation	1998
SIN Siu Fun, Annie	45	Director, Customer Service	1995
MOK King Man, Thomas	43	Director, Customer Service	2002
YIM Chi Hang, Sunny	41	Director, Information Technology	2004
LAI Ni Quiaque	35	Director, Corporate Development	2004
LEUNG Yau Man, Haily	36	Director, IP-TV	2003
LEUNG, Eva	35	Secretary and In-House Legal Counsel	2000

Executive Directors

     Mr. WONG Wai Kay, Ricky, aged 43, is the co-founder and chairman of City Telecom. He is responsible for our overall strategic planning and management. Mr. Wong holds a bachelor’s degree in science from The Chinese University of Hong Kong and has over 19 years’ experience in the telecommunications and computer industries. Mr. Wong has worked at a major U.S.-listed computer company as a marketing representative and was responsible for the marketing and the distribution of computer products in Hong Kong from 1985 to 1989. He was also a co-founder and director of a company principally engaged in the import and distribution of computer systems in Canada prior to co-founding City Telecom. Mr. Wong is a first cousin of Mr. Cheung Chi Kin, Paul, our managing director.

     Mr. CHEUNG Chi Kin, Paul, aged 47, is the co-founder and managing director of City Telecom. He is responsible for our day-to-day operations and technological research, development and support activities. Mr. Cheung graduated with a diploma of advanced programming and system concepts design from Herzing Institute, Canada. He has more than 24 years’ experience in the telecommunications and computer industries. Mr. Cheung has worked in companies engaged in application software development and computer consultancy prior to co-founding City Telecom. Mr. Cheung is a first cousin of Mr. Wong Wai Kay, Ricky, our chairman.

     Mr. CHONG Kin Chun, John, aged 42, is our director of our corporate division. He is responsible for sales, marketing and servicing of our international telecommunications services, Internet products, and fixed telecommunications network services for our business and corporate customers. Mr. Chong joined City Telecom in February 1996 and was appointed an executive director in June 1997. He holds a bachelor’s degree in arts from The University of Hong Kong. Mr. Chong worked as a general manager overseeing product management and the sales force of a listed telecommunications products company in Hong Kong from 1987 to 1996.

     Ms. FUNG So Mui, Fion, aged 42, is the director of business development. She holds a bachelor’s degree in business administration from the University of Wisconsin, Madison in the United States. Ms. Fung is currently in charge of our business planning and development. Prior to that she was responsible for the development of our fixed telecommunications network businesses, the expansion of network coverage in Hong Kong, regulatory affairs and other business development operations of City Telecom. Ms. Fung worked as a research manager in a foreign-based executive recruitment firm in Hong Kong from 1986 to 1989. She joined City Telecom in October 1993 and was appointed an executive director in June 1997.

     Ms. SIO Veng Kuan, Corinna, aged 37, is our finance director. She is in charge of City Telecom’s financial operations. Ms. Sio joined City Telecom in January 1993 and was appointed an executive director in June 1997. She is a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants and a fellow member of Association of Chartered Certified Accountants. Ms. Sio worked in the accounting department of various international banking corporations in Hong Kong from 1985 to 1992 prior to joining City Telecom.

     Ms. TO Wai Bing, aged 43, is our director in charge of international business, carrier business and building access liaison. She joined City Telecom in September 1998 and was appointed an executive director in October 2000. Under the scope of our carrier business, she is in charge of interconnection and business development with local fixed network operators, local mobile operators and other local carriers. Under the scope of building access liaison, she is responsible for liaising with building owners, housing authority and other building management authorities for approval of fiber access to the buildings and in-building wiring. Ms. To worked in Hong Kong Telecom for 16 years after receiving her diploma and higher certificate in electronics engineering from The Hong Kong Polytechnic University. She is experienced in international business development and international network engineering including international network planning, quality and security.

Non-executive Director

     Mr. CHENG Mo Chi, Moses, aged 54, was re-designated as a non-executive director of City Telecom with effect from September 30, 2004. He was appointed as an independent non-executive director of the Company since June 17, 1997 and a member of the Audit Committee since its establishment on March 22, 1999. He is the senior partner of P.C. Woo & Co., a firm of solicitors and notaries in Hong Kong, the Founder Chairman of the Hong Kong Institute of Directors of which he is now the Honorary President and Chairman Emeritus, the Chairman of the Council and Court of the Hong Kong Baptist University and the Football Betting and Lotteries Commission. Mr. Cheng was appointed a member of the Legislative Council of Hong Kong from 1991 to 1995.

Independent Non-executive Directors

     Mr. LEE Hon Ying, John, aged 58, is managing director of Cyber Networks Consultants Company in Hong Kong. He was the regional director, Asia Pacific, of Northrop Grumman — Canada Ltd. He was previously the director of network services of Digital Equipment (HK) Limited and prior to that, worked for Cable & Wireless HKT and Hong Kong Telecom. He is a chartered engineer and is a member of the Institution of Electronic and Radio Engineers, the United Kingdom and the Hong Kong Institution of Engineers and the Hong Kong Computer Society. He received a master’s degree in information systems from The Hong Kong Polytechnic University in 1992. In addition, he is the territory vice-president of the Society of St. Vincent de Paul of Asia and Oceania, which is an international charity body. He is the Chairperson of the Catholic Diocese of Hong Kong Diocesan for Hospital Pastoral Care. Mr. Lee has been a director of City Telecom since June 1997.

     Dr. CHAN Kin Man, aged 45, is an associate professor of the Department of Sociology of the Chinese University of Hong Kong, specializing in the state-society relations in China and Hong Kong. He received a bachelor of social science degree from The Chinese University of Hong Kong in 1983 and a doctor of philosophy degree from Yale University in the U.S. in 1995. Dr. Chan has been a director of City Telecom since June 1997.

     Mr. PEH Tun Lu, Jefferson, aged 45, is a director of Shriro Equipment Limited, a member of the Shriro Group. He is also a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants and a Certified Practicing Accountant of CPA Australia. Mr. Peh holds a master’s degree in business from the University of Technology, Sydney. He has over 22 years of experience in finance, accounting and management with listed and private companies in Hong Kong and Australia. Mr. Peh has been a director of City Telecom since September 2004.

Senior Management

     Ms. CHOY Mei Yuk, Mimi, aged 40, is our director of administration & human resources. Ms. Choy holds a master’s degree in Human Resources Management from Macquarie University, Australia. She joined City Telecom in 1998. Ms. Choy has worked in the human resources department of various companies prior to joining City Telecom. She has over 10 years of experience in administration and personnel management activities.

     Mr. LEUNG Kim Ming, Sam, aged 37, is our technical director. Mr. Leung joined City Telecom in September 1992 and was promoted to the title of director in 1997. He is responsible for the new development of telecommunications network, Internet and IP-TV services. Mr. Leung has worked as a computer programmer in various computer software development companies prior to joining City Telecom.

     Mr. LO Sui Lun, aged 40, is our network operation director. He is responsible for the engineering and development of our Metro Ethernet network. He joined City Telecom in September 1998 and was promoted to the title of director in 1999. Prior to joining City Telecom, Mr. Lo worked for PCCW-HKT for nine years, gaining experience in network planning and undersea cable investment. Mr. Lo holds a bachelor’s degree in sciences in electronics from The Chinese University of Hong Kong and a master’s degree in Business Administration from the University of Strathclyde, UK.

     Ms. SIN Siu Fun, Annie, aged 45, is our director of customer service. Ms. Sin joined City Telecom in February 1995 and was promoted to the title of director in 1997 and holds a master’s degree in business administration from The University of Hull, the U.K. Ms. Sin has over 11 years’ experience in the customer service field gained through employment at two major international hotel chains prior to joining City Telecom.

     Mr. MOK King Man, Thomas, aged 43, is our director of customer service in Hong Kong Broadband Network Limited. Mr. Mok joined City Telecom in April 2002 with the title of director. He is responsible for all aspects of the daily operation of the Customer Service Department. He holds a master’s degree in Human Resources Management from the Macquarie University and a bachelor’s degree in Management and Economics from James Cook University and HK Baptist University, respectively. He also holds a diploma in Training Management from the Chinese University of Hong Kong. Prior to joining City Telecom, Mr. Mok was the Senior Training Officer for MTR Corporation and having spent 5 years with the firm. Before that, Mr. Mok held positions with AIA and HK Jockey Club.

     Mr. YIM Chi Hang, Sunny, aged 41, is our director of information technology. Mr. Yim joined City Telecom in August 2004 with the title of director and is responsible for the planning and development of information services. He holds a bachelor of science degree in Computer Science from Laurentian University, Canada and a master’s degree in Computer Science from Concordia University, Canada. Prior to joining City Telecom, Mr. Yim had over 13 years’ experience in the information technology and telecommunication fields gained from multinational companies including DHL and Singapore Technologies Group.

     Mr. LAI Ni Quiaque, aged 35, is our director of corporate development. Mr. Lai joined City Telecom in May 2004 with the title of director and is responsible for overseeing our investor relations and corporate finance functions. Mr. Lai has 12 years’ experience in telecommunications industry research and finance, being highly rated in this field. Prior to joining City Telecom, Mr. Lai was Director and Head of Asia Telecom Research for Credit Suisse First Boston, having spent 8 years with the firm. Before that, Mr. Lai held positions with Hongkong Telecom and Kleinwort Benson Securities (Asia). Mr. Lai holds a bachelor of commerce degree from the University of Western Australia and is a qualified member of the Australian Society of CPAs.

     Ms. LEUNG Yau Man, Haily, aged 36, is our director of our IP-TV services. Ms. Leung joined City Telecom in April 2003 with the title of director and is responsible for the overall planning and development of City Telecom’s IP-TV business. She graduated from the University of Hong Kong and holds a bachelor’s of arts degree. Prior to joining City Telecom, Ms. Leung has worked in various large corporations including a television broadcaster, a mobile company and a telecommunications company.

     Ms. LEUNG Eva, aged 35, is our secretary and in-house legal counsel. Ms. Leung graduated from The University of Hong Kong with a bachelor’s degree in laws and obtained her master’s degree in business administration from the University of South Australia. Ms. Leung is admitted to practice as a solicitor in Hong Kong.

Compensation

Directors’ and Senior Management’s Compensation

     Our directors and senior management receive compensation in the form of salaries, housing allowances, discretionary bonuses, other allowances and benefits in kind, including our contribution to the pension schemes for such individuals.

     The aggregate amount of salaries or other compensation, housing allowances, discretionary bonuses, other allowances and benefits in kind paid by us to our directors (not including our independent non-executive directors) during the year ended August 31, 2004 was approximately HK$19.4 million. We paid approximately HK$1.6 million as our contribution to the pension schemes of the directors in the year ended August 31, 2004. In addition we paid our independent non-executive directors fees of approximately HK$370,000 during the year ended August 31, 2004.

     Each executive director is entitled to receive an annual discretionary bonus of such amount as shall be determined by the board of directors upon recommendation by the Remuneration Committee (as defined below). Additionally, our senior management and employees are entitled to receive an annual discretionary bonus based on their individual performance and our financial performance during the year in question.

     The total number of ordinary shares representing outstanding options granted under the 2002 Scheme (as defined under “— Share Option Schemes” below) as of January 31, 2005 was 36,670,000. On October 21, 2004, we granted to our directors and senior managers under our 2002 Scheme options to subscribe for 14,670,000 ordinary shares. On October 21, 2004, the board of directors also proposed to grant options to subscribe for 8,000,000 ordinary shares to each of Mr. Wong Wai Kay, Ricky and Mr. Cheung Chi Kin, Paul. The proposed grants of option were approved by shareholders at our annual general meeting held on December 29, 2004. The total number of ordinary shares representing outstanding options under the 1997 Scheme (as defined under “— Share Option Schemes” below) as of January 31, 2005 was 600,000, of which 250,000 were held by Ms. Mimi Choy.

     Except as discussed herein, no other payments have been paid or are payable, in respect of the year ended August 31, 2004, by us or any of our subsidiaries to our directors.

     The aggregate amount of salaries or other compensation, housing allowances, other allowances and benefits in kind paid by us to our senior management during the year ended August 31, 2004 was approximately HK$9.8 million.

     For the year ended August 31, 2004, the aggregate amount accrued by us to provide pension retirement or similar benefits for our directors, senior management and other employees was approximately HK$26.3 million.

Board Practices

Service Contracts

     We have entered into service contracts with six of our executive directors, Wong Wai Kay, Ricky, Cheung Chi Kin, Paul, Chong Kin Chun, John, Fung So Mui, Fion, Sio Veng Kuan, Corinna, and To Wai Bing. All of these service agreements, except for Ms. To’s, commenced on July 1, 1997, and had an initial term that ended June 30, 2000. Ms. To’s service contract commenced on September 15, 1998, and she was appointed director on October 4, 2000. All service agreements are automatically renewed annually after the initial term until termination with prior notice. After the initial term, the agreements with Mr. Wong and Mr. Cheung can be terminated by either party with six month’s notice. The service agreements entered with Mr. Chong, Ms. Fung, Ms. Sio and Ms. To are terminable at anytime with three month’s advance notice. These service contracts include non-competition clauses under which our executive directors agree not to compete with us in accordance with the terms and conditions therein. None of the agreements provide for any benefits or compensation upon termination of employment.

Audit Committee

     Our board of directors established an Audit Committee to ensure the impartial supervision of our accounting and business operations. The Audit Committee is comprised of three independent, non-executive directors, namely, Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Tun Lu, Jefferson and a non-executive director, Mr. Cheng Mo Chi, Moses. Mr. Peh was appointed to the Audit Committee on September 1, 2004 and is a “financial expert” within the meaning of, and as required by the U.S. Sarbanes-Oxley Act of 2002. The Audit Committee is governed by our audit committee charter, which was adopted by our board of directors at a meeting held in August 2004. It is responsible for making recommendations to our board of directors regarding the selection of independent auditors, reviewing the results and scope of audits and other services provided by our independent auditors. Additionally, the Audit Committee is in charge of reviewing and evaluating our internal audit and control functions. The committee meets at least two times per year, normally prior to the finalization of both interim and annual financial results.

Remuneration Committee

     Our board of directors established a remuneration committee to ensure the supervision of the remuneration packages we pay to our executive directors. The remuneration committee is comprised of Mr. Lee Hon Ying, John, Mr. Cheng Mo Chi, Moses, Dr. Chan Kin Man, our director of finance and our director of administration and human resources. The remuneration committee is responsible for reviewing and evaluating the remuneration packages of our executive directors and making recommendations to our board of directors from time to time.

Employees

     The following chart sets forth the number of our employees by functional area as of August 31, 2004.

Employees
Information technology and engineering	614
Sales and marketing	1,632
Customer service	1,018
General administration and others	319

Total	3,583

     The following chart sets forth the number of our employees by geographical region as of August 31, 2004.

Employees
Hong Kong	1,598
Guangzhou	1,956
Canada	29

Total	3,583

     As of August 31, 2002, 2003 and 2004, we had 1,814, 2,753 and 3,583 employees, respectively. In connection with the transfer of our calling center operations to Guangzhou, China, we have hired over 1,900 customer service representatives, customer acquisition and back office employees to staff that facility. We also substantially increased the number of our sales and marketing, back office and customer service staff during fiscal 2004. As a result, our total number of employees increased. We have not experienced any work slowdowns or stoppages and we consider our relations with our employees to be good.

Share Ownership

     The following chart sets forth the share ownership of our directors and senior management as of January 31, 2005.

		Number of Shares		Percentage of
	Identity of	Beneficially		Shares Beneficially
Title of Class	Person or Group	Owned(19)		Owned (%)(3)	Share Options
Ordinary Shares	Wong Wai Kay, Ricky	333,540,999	(1)	54.32	8,000,000	(4)
Ordinary Shares	Cheung Chi Kin, Paul	329,024,999	(2)	53.58	8,000,000	(5)
Ordinary Shares	Chong Kin Chun, John	1,574,000		Less than 1.0	2,000,000	(6)
Ordinary Shares	Fung So Mui, Fion	1,964,000		Less than 1.0	500,000	(7)
Ordinary Shares	Sio Veng Kuan, Corinna	1,550,000		Less than 1.0	1,000,000	(8)
Ordinary Shares	To Wai Bing	398,000		Less than 1.0	2,000,000	(9)
Ordinary Shares	Choy Mei Yuk, Mimi	—		—	350,000	(10)
Ordinary Shares	Leung Kim Ming, Sam	277,602		Less than 1.0	500,000	(11)
Ordinary Shares	Lo Sui Lun	700,000		Less than 1.0	500,000	(12)
Ordinary Shares	Sin Siu Fun, Annie	—		—	100,000	(13)
Ordinary Shares	Mok King Man, Thomas	—		—	500,000	(14)
Ordinary Shares	Yim Chi Hang, Sunny	—		—	100,000	(15)
Ordinary Shares	Lai Ni Quiaque	7,220,000		1.2	6,000,000	(16)
Ordinary Shares	Leung Yau Man, Haily	—		—	300,000	(17)
Ordinary Shares	Leung, Eva	—		—	150,000	(18)

(1)	Of the 333,540,999 shares, 318,516,999 shares are beneficially owned through Mr. Wong’s 34.7% interest in Top Group International Limited, or Top Group, 1,346,000 shares are held by Bullion Holdings Limited, which is wholly owned by Mr. Wong, 2,428,000 shares are owned jointly by Mr. Wong and his spouse, and 11,250,000 shares are owned personally by him.

(2)	Of the 329,024,999 shares, 318,516,999 shares are beneficially owned through Mr. Cheung’s 34.5% interest in Top Group and 10,508,000 shares are owned personally by Mr. Cheung.

(3)	Percentage ownership is based on 614,073,404 shares issued and outstanding as of February 4, 2005.

(4)	Options to subscribe for 8,000,000 shares were granted to Mr. Wong for a purchase price of HK$1.0, at an exercise price of HK$1.54 per share and exercisable on or before October 20, 2014 in the following manner: (i) 4,000,000 on or after January 5, 2005, (ii) 2,000,000 on or after January 1, 2006 and (iii) 2,000,000 on or after January 1, 2007. The grant of option was proposed on October 21, 2004 and approved by shareholders at our annual general meeting held on December 29, 2004.

(5)	Options to subscribe for 8,000,000 shares were granted to Mr. Cheung for a purchase price of HK$1.0, at an exercise price of HK$1.54 per share and exercisable on or before October 20, 2014 in the following manner: (i) 4,000,000 on or after January 5, 2005, (ii) 2,000,000 on or after January 1, 2006 and (iii) 2,000,000 on or after January 1, 2007. The grant of option was proposed on October 21, 2004 and approved by shareholders at our annual general meeting held on December 29, 2004.

(6)	Options to subscribe for 2,000,000 shares were granted to Mr. Chong on October 21, 2004 for a purchase price of HK$1.0, at an exercise price of HK$1.54 per share and exercisable on or before October 20, 2014 in the following manner: (i) 1,000,000 on or after January 1, 2005, (ii) 500,000 on or after January 1, 2006, and (iii) 500,000 on or after January 1, 2007.

(7)	Options to subscribe for 500,000 shares were granted to Ms. Fung on October 21, 2004 for a purchase price of HK$1.0, at an exercise price of HK$1.54 per share and exercisable on or before October 20, 2014 in the following manner: (i) 200,000 on or after January 1, 2005, (ii) 200,000 on or after January 1, 2006, and (iii) 100,000 on or after January 1, 2007.

(8)	Options to subscribe for 1,000,000 shares were granted to Ms. Sio on October 21, 2004 for a purchase price of HK$1.0, at an exercise price of HK$1.54 per share and exercisable on or before October 20, 2014 in the following manner: (i) 500,000 on or after January 1, 2005, (ii) 250,000 on or after January 1, 2006, and (iii) 250,000 on or after January 1, 2007.

(9)	Options to subscribe for 2,000,000 shares were granted to Ms. To on October 21, 2004 for a purchase price of HK$1.0, at an exercise price of HK$1.54 per share and exercisable on or before October 20, 2014 in the following manner: (i) 1,000,000 on or after January 1, 2005, (ii) 500,000 on or after January 1, 2006, and (iii) 500,000 on or after January 1, 2007.

(10)	Options to subscribe for 100,000 shares were granted to Ms. Choy on October 21, 2004 for a purchase price of HK$1.0, at an exercise price of HK$1.54 per share and exercisable on or before October 20, 2014 on or after January 1, 2005; options to subscribe for 250,000 shares were granted to Ms. Choy on October 20, 2000 for a purchase price of HK$1.0 at an exercise price of HK$0.58 per share and exercisable on or after June 2, 2001 until and including October 19, 2010.

(11)	Options to subscribe for 500,000 shares were granted to Mr. Leung on October 21, 2004 for a purchase price of HK$1.0, at an exercise price of HK$1.54 per share and exercisable on or before October 20, 2014 in the following manner: (i) 200,000 on or after January 1, 2005, (ii) 200,000 on or after January 1, 2006, and (iii) 100,000 on or after January 1, 2007.

(12)	Options to subscribe for 500,000 shares were granted to Mr. Lo on October 21, 2004 for a purchase price of HK$1.0, at an exercise price of HK$1.54 per share and exercisable on or before October 20, 2014 in the following manner: (i) 200,000 on or after January 1, 2005, (ii) 200,000 on or after January 1, 2006, and (iii) 100,000 on or after January 1, 2007.

(13)	Options to subscribe for 100,000 shares were granted to Ms. Sin on October 21, 2004 for a purchase price of HK$1.0, at an exercise price of HK$1.54 per share and exercisable on or after January 1, 2005 until and including October 20, 2014.

(14)	Options to subscribe for 500,000 shares were granted to Mr. Mok on October 21, 2004 for a purchase price of HK$1.0, at an exercise price of HK$1.54 per share and exercisable on or before October 20, 2014 in the following manner: (i) 200,000 on or after January 1, 2005, (ii) 200,000 on or after January 1, 2006, and (iii) 100,000 on or after January 1, 2007.

(15)	Options to subscribe for 100,000 shares were granted to Mr. Yim on October 21, 2004 for a purchase price of HK$1.0, at an exercise price of HK$1.54 per share and exercisable on or after January 1, 2006 until and including October 20, 2014.

(16)	Options to subscribe for 6,000,000 shares were granted to Mr. Lai on June 3, 2004 for a purchase price of HK$1.0, at an exercise price of HK$1.47 per share and exercisable on or before June 2, 2014 in the following manner: (i) 5,000,000 on or after May 1, 2005, and (ii) 1,000,000 on or after May 1, 2006.

(17)	Options to subscribe for 300,000 shares were granted to Ms. Leung on October 21, 2004 for a purchase price of HK$1.0, at an exercise price of HK$1.54 per share and exercisable on or before October 20, 2014 in the following manner: (i) 120,000 on or after January 1, 2005, (ii) 100,000 on or after January 1, 2006, and (iii) 80,000 on or after January 1, 2007.

(18)	Options to subscribe for 150,000 shares were granted to Ms. Leung on October 21, 2004 for a purchase price of HK$1.0, at an exercise price of HK$1.54 per share and exercisable on or after January 1, 2005 until and including October 20, 2014.

(19)	Beneficial ownership is determined in accordance with the rules of the SEC.

     All shareholders own ordinary shares and enjoy the same voting rights with respect to each share.

Share Option Schemes

     We adopted a second share option scheme, which we refer to as the 2002 Scheme, on December 23, 2002 and terminated the share option scheme adopted and in effect since July 12, 1997, which we refer to as the 1997 Scheme. The provisions of the 1997 Scheme remain in force to the extent necessary to give effect to the exercise of any option granted pursuant to the 1997 Scheme. Such options continue to be valid and exercisable in accordance with the 1997 Scheme. Under the terms of the 2002 Scheme, our board of directors or the Board, may, in its discretion from time to time, and subject to such conditions as the Board may determine, within ten years beginning on December 23, 2002, grant employees, including executive, non-executive and independent non-executive directors, of City Telecom or any of its subsidiaries and any suppliers and professional advisers of City Telecom or any of its subsidiaries options to subscribe for our ordinary shares.

     The maximum number of ordinary shares which may be issued upon exercise of all options to be granted under our 2002 Scheme and any of our other share option scheme(s) must not exceed 10% of the ordinary shares in issue as of the date of approval or adoption of the scheme by the shareholders which was December 23, 2002 for the 2002 Scheme. Ordinary shares which would have been issuable pursuant to options which have lapsed in accordance with the terms of such share option schemes will not be counted for the purpose of the 10% limit. Such limit may be refreshed upon approval by shareholders and compliance with all requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, which we refer to as the Listing Rules. Pursuant thereto, such limit was refreshed with the approval of our shareholders in our annual general meeting held on December 29, 2004 up to a maximum limit equal to 10% of our total number of issued shares as at December 29, 2004. Notwithstanding the foregoing, the number of ordinary shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under our 2002 Scheme and any of our other share option scheme(s) at any time shall not exceed 30% of the total number of ordinary shares in issue from time to time.

     The total number of ordinary shares issued and which may be issued upon exercise in full of the options granted under our 2002 Scheme and any of our other share option scheme(s) (including exercised, cancelled and outstanding options) to each eligible participant in any 12 month period up to and including the date of grant shall not exceed 1% of the outstanding ordinary shares as at the date of grant. Any further grant of options in excess of this 1% limit must be approved by shareholders.

     The subscription price for an ordinary share payable by a participant upon the exercise of any option granted under the 2002 Scheme will be determined by the Board in its absolute discretion, except that such price will not be less than the highest of (a) the closing price of the ordinary shares as stated in The Stock Exchange of Hong Kong Limited’s daily quotations sheet on the date of grant, which must be a business day; (b) the average of the closing prices of the ordinary shares as stated in The Stock Exchange of Hong Kong Limited’s daily quotations sheets for the five business days immediately preceding the date of grant; and (c) the nominal value of an ordinary share.

     Any grant of options to any of our directors, chief executives or substantial shareholders or any of their respective associates (as defined in the Listing Rules) is required to be approved by our non-grantee independent non-executive directors. If we propose to grant options to a substantial shareholder or any of its independent non-executive directors, or their respective associates, which will result in the number of ordinary shares issued and to be issued upon exercise of options granted and to be granted under our 2002 Scheme and any of our other share option scheme(s) (including options exercised, cancelled and outstanding) to such person in the 12 month period up to and including the date of such grant (a) representing in aggregate over 0.1% of the outstanding ordinary shares; and (b) having an aggregate value in excess of HK$5 million, based on the closing price of the ordinary shares at the date of each grant, such further grant of options will be subject to approval by shareholders and all requirements under the Listing Rules.

     A grant of options may not be made after a price sensitive event has occurred or a price sensitive matter has been the subject of a decision until such price sensitive information, including annual and interim results, has been made public.

     The period during which an option may be exercised will be determined by the Board in its absolute discretion, except that no option may be exercised later than ten years from the date of grant. No option may be granted more than ten years after December 23, 2002. Subject to our earlier termination, the 2002 Scheme shall be valid and effective for a period of ten years after the date of adoption, that is, until December 23, 2012. In addition and to the extent not already exercised, an option will automatically lapse and not be exercisable upon the occurrence of any of the following events:

(i)	the expiry date relevant to that option;

(ii)	one month following the date a grantee ceases to be an eligible participant for any reason other than death or termination of his relationship with us (or the relevant subsidiary, as the case may be) on any of the grounds specified in (vii) below;

(iii)	12 months, or such longer period as the Board may determine, following the death of a grantee whose relationship with us (or the relevant subsidiary, as the case may be) would not have been terminated on any of the grounds specified in (vii) below;

(iv)	21 days following the date an effective resolution is passed for our voluntary winding-up;

(v)	subject to (iv) above, the date of commencement of such winding-up;

(vi)	the date on which any compromise or arrangement between us and our members or creditors in connection with a scheme for our reconstruction or our amalgamation with any other company or companies becomes effective;

(vii)	the date on which the grantee ceases to be an eligible participant by reason of the termination of his or her relationship with us or the relevant subsidiary on any one or more of the grounds of serious misconduct or breach, bankruptcy, insolvency, composition with his or her creditors or conviction of any criminal offense involving his or her integrity or honesty or, in the case of a grantee-employee and if so determined by the Board, on any other common law, statutory or contractual ground on which an employer would be entitled to terminate such grantee’s employment;

(viii)	14 days following the date a general offer (which has been made to shareholders by way of take-over offer, share repurchase offer or scheme of arrangement or otherwise in like manner) becomes, or is declared unconstitutional; and

(ix)	the date on which we cancel the options by reason that the grantee in any way sells, transfers, charges, mortgages, encumbers or creates any interest in favor of any third party over or in relation to any of his or her options or attempt to do so.

     Through January 31, 2005, the Board had adopted nine resolutions pursuant to the 1997 Scheme and two resolutions pursuant to the 2002 Scheme. The total number of options granted in the resolutions pursuant to the 1997 Scheme as of January 31, 2005 is 80,490,000, of which 35,894,000 have been exercised, 600,000 are outstanding and 43,996,000 have lapsed, been forfeited or cancelled. The number of options granted in the resolutions pursuant to the 2002 Scheme is 36,670,000 of which none have been exercised.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

     The following table sets forth certain information regarding ownership of our ordinary shares as of January 31, 2005 by all persons who are known to us to own beneficially 5% or more of our ordinary shares.

				Percentages of Shares
		Beneficially		Beneficially Owned
Title of Class	Identity of Person or Group	Owned(6)		(%)(1)
Ordinary Shares	Wong Wai Kay, Ricky	333,540,999	(2)	54.32
Ordinary Shares	Cheung Chi Kin, Paul	329,024,999	(3)	53.58
Ordinary Shares	Top Group International Limited	318,516,999		51.87
Ordinary Shares	Leung Ka Pak	318,516,999	(4)	51.87
Ordinary Shares	Yau Ming Yan, Andrew	318,516,999	(4)	51.87
Ordinary Shares	EK Investment Management Limited	67,050,000	(5)	10.92

(1)	Percentage ownership is based on 614,073,404 shares issued as of February 4, 2005.

(2)	Of the 333,540,999 shares, 318,516,999 shares are beneficially owned through Mr. Wong’s 34.7% interest in Top Group, 1,346,000 shares are held by Bullion Holdings Limited, which is wholly owned by Mr. Wong, 2,428,000 shares are owned jointly by Mr. Wong and his spouse, and 11,250,000 shares are owned personally by Mr. Wong.

(3)	Of the 329,024,999 shares, 318,516,999 shares are beneficially owned through Mr. Cheung’s 34.5% interest in Top Group and 10,508,000 shares are owned personally by Mr. Cheung.

(4)	The 318,516,999 shares are beneficially owned through Mr. Leung’s 21.0% and Mr. Yau’s 9.8% interest in Top Group.

(5)	The 67,050,000 shares owned by EK Investment Management Limited is the number of shares as notified to us by EK Investment Management Limited as of May 6, 2004.

(6)	Beneficial ownership is determined in accordance with the rules of the SEC.

     Top Group is a holding company incorporated in British Virgin Islands with no active operations. Top Group has two directors, Mr. Wong Wai Kay, Ricky and Mr. Cheung Chi Kin, Paul, who are our chairman and managing director. Mr. Leung Ka Pak and Mr. Yau Ming Yan, Andrew are the two other shareholders of Top Group. Top Group’s corporate secretary is Ms. Sio Veng Kuan, Corinna, our director of finance.

     Mr. Leung Ka Pak is an executive director and the president of our subsidiaries in Canada other than City Telecom (Canada) Inc. Mr. Yau Ming Yan, Andrew, is an executive director and the secretary of our subsidiaries in Canada other than City Telecom (Canada) Inc.

     EK Investment Management Limited is not affiliated with us or our officers or directors.

     All shareholders own ordinary shares and enjoy the same voting rights with respect to each share.

     As of January 31, 2005, there were sixteen registered holders of 2,347,048 of our American depositary shares in the United States, consisting of approximately 7.64% of our outstanding shares.

     Except as disclosed above, we are not directly or indirectly owned or controlled by any other person, corporation or foreign government.

     We are not aware of any arrangement the operation of which may at a subsequent date result in a change of control of City Telecom.

Related Party Transactions

     During the period from September 1, 2002 to February 4, 2005, we were party to the following related party transactions.

Sale of City Telecom (Japan) Co., Ltd.

     On July 15, 2003, Automedia Holdings Limited, a wholly-owned subsidiary of the Company, entered into a conditional agreement with Takua Corporation, or Takua, for the sale of the entire issued share capital of City Telecom (Japan) Co., Ltd., or City Telecom Japan, for an aggregate price of JPY30.0 million (approximately HK$2.0 million), which is to be paid by Takua in thirty monthly installments. Prior to the entering into the Agreement, City Telecom Japan was our wholly-owned subsidiary. Takua is wholly-owned by Mr. Masaaki Asai, who is a brother of Mr. Tatsushi Asai, a director of City Telecom Japan. Mr. Tatsushi Asai also acts as a guarantor for the due and punctual performance of Takua’s obligations under this agreement for no additional consideration.

     As of August 31, 2004, we had received approximately HK$0.8 million from Takua.

Contracts with Our Directors and Senior Management

     All of our directors and senior management have service agreements with us and the service contracts of our six executive directors include non-competition clauses under which our executive directors agree not to compete with us in accordance with the terms and conditions therein. Certain of our directors and senior management receive housing allowances, pensions and bonuses. In addition, some of our directors are also senior management of City Telecom and these persons may also have the ability to make significant business decisions effecting our operations and determine the compensation they will be paid in connection with their roles as directors or management. See Item 6 “Directors and Senior Management” of this annual report for details concerning these arrangements.

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

     See pages F-1 – F-52 following Item 19.

Legal and Regulatory Proceedings

     The claim filed against us in mid June 1999 in the High Court of Hong Kong by New World Telephone Limited (“New World”), a Hong Kong Company, was concluded by mutual agreement. The parties agreed to discontinue the proceedings and a consent summons was filed in November 2004 with the High Court of Hong Kong.

     We are currently involved in four material legal or regulatory proceedings. They are described below:

     People’s Telecom. In March 2004, we asked the Telecommunications Authority to make a determination on the level of charges to be paid by China Resources Peoples Telephone Company Limited, or People’s Telecom, for direct interconnection between its mobile network and our Metro Ethernet network and the effective date of such charges under the Telecommunications Ordinance. In May 2004, the Telecommunications Authority confirmed to People’s Telecom and HKBN that mobile operators should pay interconnection charges to fixed network operators, including ourselves, in accordance with the existing charging principles provided by the Telecommunications Authority. In August 2004, the Telecommunications Authority agreed to make a determination regarding the level and effective date of interconnection charges payable to us by People’s Telecom. These proceedings are still in progress and the Telecommunications Authority has not yet reached any conclusion.

     Our revenues for fixed telecommunications network services for fiscal 2003 and fiscal 2004 include interconnection charges of HK$6.1 million and HK$38.7 million, respectively, receivable from People’s Telecom and other mobile operators for the usage of our Metro Ethernet network. We determined the amount of these charges based on the fully distributed cost model determined by the Telecommunications Authority to be applicable in determining the interconnection charges between fixed and mobile operators, which relies on the historical levels of mobile interconnection charges paid by mobile operators to PCCW-HKT. Having considered this matter, we are of the view that the result of this determination will have a material impact on the amount of interconnection charges receivable from mobile operators for the usage of our Metro Ethernet network. We cannot predict the ultimate outcome of the Telecommunications Authority’s determination. If the level of interconnection charges determined by the Telecommunications Authority to be payable to us is lower than the revenues that we have recognized, we will be required to write-back the difference from our revenue during fiscal 2005.

     PCCW-HKT and PCCW-IMS. PCCW-HKT and PCCW-IMS brought an action for judicial review against the Telecommunications Authority, in which HKBN was initially joined as an interested party, on October 11, 2004 in the High Court of Hong Kong. PCCW-HKT and PCCW-IMS seek judicial review of the Telecommunications Authority’s decision dated September 22, 2004 in which the Telecommunications Authority found no evidence to suggest that HKBN is acting outside the scope of its FTNS License in providing local VOIP services accessible over the broadband connections provided by other operators. PCCW-HKT and PCCW-IMS seek to have the Telecommunications Authority’s decision overturned and had requested interim orders against both the Telecommunications Authority and HKBN to prohibit HKBN from providing off-network local VOIP services, which we launched in August 2004. In November 2004, PCCW-HKT and PCCW-IMS withdrew their interim applications, but amended their original application to include, among other things, naming HKBN as a second respondent to which HKBN consented. The proceedings of the judicial review will continue and the hearing is set for November 28, 2005. HKBN and the Telecommunications Authority are required to file further evidence for the judicial review proceedings. We cannot accurately predict the outcome of the judicial review, but we believe that such decision will not affect our ability to provide local VOIP services within our own Metro Ethernet network.

     PCCW-HKT. PCCW-HKT (then Cable & Wireless HKT), a Hong Kong company, brought an action against us on July 10, 1998 in the High Court of Hong Kong, alleging breach of agreements relating to the supply and operation of telecommunications services and unlawful interference with trade. This claim was subsequently amended on September 1, 1998. The PCCW-HKT claim relates specifically to its alleged monetary loss between the months of February and October in 1997 resulting from the manner in which we used its telecommunications transmission lines. The sole issue raised by Cable & Wireless HKT in this case is whether we are liable for monetary damages to PCCW-HKT. As a result, we do not believe that the resolution of this case will impair our ability to lease transmission circuits from PCCW-HKT or significantly alter the commercial terms on which these transmission circuits are leased. PCCW-HKT has yet to stipulate the exact amount of their monetary loss during that period as a result of our alleged misuse.

     We filed a defense and a counterclaim on October 7, 1998 alleging anti-competitive practices on the part of PCCW-HKT. We subsequently amended our counterclaim on November 18, 1998. The case is currently in its discovery phase. The first trial proceedings in the case have not yet taken place. We cannot accurately predict the expected date of resolution of this case and we have not made any reserve for this case.

     Jade Com. Jade Com Development Limited, or Jade Com, a Hong Kong company, alleged in a claim filed in April 13, 1999 in the High Court of Hong Kong that we, as a principal of one of our wholly owned subsidiaries, wrongfully terminated a telecommunications service agreement entered into on November 26, 1997. Jade Com claimed damages for breach of contract and misrepresentation, but did not state the specific amount of its claim. If the agreement had not been terminated, we would have had a remaining commitment of approximately US$3.6 million under the agreement. We filed a defense in May 24, 1999 asserting that we were not the principal of the wholly owned subsidiary which entered the agreement and alternatively, Jade Com had breached a condition of the agreement that they possess all the legal approvals and licenses necessary for the provision of their services. Specifically, our defense asserts that Jade Com did not have certain regulatory approvals required for the provision of the international telecommunications services that formed the basis of the agreement. As such, we asserted in our defense that our wholly owned subsidiary was entitled to terminate the agreement. In February 2001, the parties consented to adjourn the case indefinitely with liberty to restore. We have not made any reserve for this litigation.

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

Significant Changes

     On January 20, 2005, we successfully completed a US$125 million offering of 8.75% senior notes due 2015. This offering was an underwritten transaction and our net proceeds were approximately US$121.0 million after deduction of expenses and commissions. We used the net proceeds, in part, to repay in full an existing loan facility in the outstanding amount of HK$196.7 million, and will use the remaining net proceeds for capital expenditures, including costs incurred in expanding and upgrading our Metro Ethernet network in Hong Kong, and for additional working capital and general corporate purposes.

     The following paragraphs provide a brief summary of the material terms of the 8.75% notes:

Issuer	City Telecom (H.K.) Limited

Guarantees	The 8.75% notes will be irrevocably and unconditionally guaranteed, subject to release as specified in the indenture governing the 8.75% notes as to the payment of all principal, and interest, additional amounts, if any, and registration default damages, if any, jointly and severally, on a senior unsecured basis by all of our existing and future subsidiaries (other than, as of the issue date of the 8.75% notes, CTI Guangzhou and, subsequently, any other subsidiary prohibited by applicable law, regulation or order from issuing a guarantee of the 8.75% notes). If we cannot make payments on the 8.75% notes when they are due, the guarantors must make them instead. The guarantees may be released without the consent of the holders of the 8.75% notes in accordance with the terms of the Indenture.

Notes Offered	US$125,000,000 of 8.75% senior notes due 2015.

Maturity Date	February 1, 2015.

Issue Price	100%.

Interest Rate and Payment Dates	Interest on the 8.75% notes will be payable at the rate of 8.75% per annum, payable every six months in arrears on February 1 and August 1 of each year, beginning August 1, 2005.

Ranking of the 8.75% Notes	The 8.75% notes and the guarantees will be our unsecured senior debt obligations and those of the guarantors. The 8.75% notes and the guarantees will:

• be effectively subordinated to all of our existing and future secured debt, including any new credit agreement, to the extent of the value of the assets securing such debt;

• be effectively subordinated to all existing and future debt and other liabilities of any non-guarantor subsidiary, including trade payables;

• rank pari passu with all our current and future unsubordinated unsecured debt and those of the guarantors; and

• be senior in right of payment to all the guarantors’ and our subordinated debt.

As of the issue date of the 8.75% notes, CTI Guangzhou will be the only non-guarantor subsidiary and it has no outstanding third-party indebtedness. The “Limitation of Indebtedness” covenant in the indenture governing the 8.75% notes will restrict any non-guarantor subsidiary from incurring any indebtedness.

The indenture governing the 8.75% notes will permit us, subject to specified limitations, to incur additional debt, some or all of which may be senior debt and some of which may be secured debt.

Optional Redemption	We may redeem the 8.75% notes, in whole or in part, on or after February 1, 2010, at the redemption prices set forth in the indenture governing the 8.75% notes. In addition, prior to February 1, 2008, we may redeem up to a maximum of 35% of the original aggregate principal amount of the 8.75% notes with the proceeds from one or more specified public or private offerings of our common stock at a redemption price equal to 108.75% of the principal amount of the 8.75% notes. In all cases of optional redemption, we will pay principal at the redemption price specified plus accrued and unpaid interest, additional amounts, if any, and registration default damages, if any, thereon to, but not including, the date of redemption.

Optional Tax Redemption	We may redeem all, but not part, of the 8.75% notes if there are specified changes in tax laws, at a redemption price equal to 100% of the principal amount of the 8.75% notes, plus accrued and unpaid interest to the date of redemption.

Change of Control	Upon the occurrence of change of control events, unless we have exercised our right to redeem all of the 8.75% notes by way of optional redemption or optional tax redemption, noteholders may require us to repurchase all or a portion of their 8.75% notes at 101% of the principal amount, plus accrued and unpaid interest, additional amounts, if any, and registration default damages, if any, to, but not including the repurchase date.

Covenants	The indenture governing the 8.75% notes will contain covenants that will limit, among other things, our ability and the ability of certain of our existing and future subsidiaries to:

• pay dividends, make distributions, redeem capital stock and make certain other restricted payments or investments;

• incur additional indebtedness or issue certain equity interests;

• merge, consolidate or sell all or substantially all of our assets;

• issue or sell capital stock of some of our subsidiaries;

• sell or exchange assets or enter into new businesses;

• create any restrictions on the payment of dividends, the making of distributions, the making of loans and the transfer of assets;

• create liens on assets;

• enter into certain transactions with affiliates or related persons; and

• enter into sale and lease back transactions.

All of these limitations are subject to certain exceptions and qualifications set forth in the indenture governing the 8.75% notes.

Registration Rights	Under a registration rights agreement that we executed in connection with the offering of our 8.75% notes, we have agreed to:

•   file a registration statement within 60 days after the issue date of the 8.75% notes with respect to an offer to exchange the 8.75% notes for a new issue of notes registered under the Securities Act, which will have terms substantially identical in all material respects to the 8.75% notes;

•   use our reasonable efforts to cause the registration statement to be declared effective under the Securities Act within 180 days after the issue date of the 8.75% notes and to keep the exchange offer open for not less than 30 days (or longer, if required by applicable law); and

• file a shelf registration statement for the resale of the 8.75% notes, if we cannot effect an exchange offer within the required time period and in several other specified circumstances.

If we fail to satisfy our registration obligations under the registration rights agreement, we will be required to pay registration default damages to the holders of the 8.75% notes.

Transfer Restrictions	The 8.75% notes have not been registered under the Securities Act and are subject to certain restrictions on transfer. The 8.75% notes are eligible to trade in the Portal Market and are listed and quoted on the SGX-ST.

Further Notes	We may from time to time, without notice to or the consent of the holders of the 8.75% notes, issue further notes, which will form a single series with the 8.75% notes.

Trustee, Registrar, Principal Paying Agent and Transfer Agent	Deutsche Bank Trust Company Americas.

Governing Law	The 8.75% notes and the indenture will be governed by, and shall be construed in accordance with, the laws of the State of New York.

ITEM 9. THE OFFER AND LISTING

Offer and Listing Details

     Our ordinary shares of common stock were listed under the number “1137” on the Stock Exchange of Hong Kong Limited (the “SEHK”) on August 4, 1997. Our American depositary shares, each representing 20 ordinary shares, were listed under the symbol “CTEL” on the Nasdaq on November 3, 1999. We listed our warrants, each representing the right to purchase one ordinary share of our common stock, under the number “0940” on the SEHK on November 2, 2000 and the warrants expired on November 1, 2004. Trading in the warrants ceased at 4:00 p.m. on October 27, 2004 and listing of the warrants was withdrawn at the close of business on November 1, 2004.

     The price of our ordinary shares on the SEHK as of its close of trading on February 4, 2005 was HK$1.41 per share. The table below shows the high and low closing prices of the shares on the SEHK since listing.

	Price
	High	Low
	(In HK$)
2000	8.000	0.540
2001	0.890	0.420
2002	1.690	0.740
2003	3.375	1.320
2004	2.975	1.310

2003
January to March	1.490	1.320
April to June	2.150	1.420
July to September	2.975	2.050
October to December	3.375	2.675
2004
January to March	2.975	2.400
April to June	2.525	1.310
July to September	1.930	1.390
October to December	1.690	1.460
2004
July	1.540	1.390
August	1.930	1.420
September	1.830	1.620
October	1.690	1.460
November	1.640	1.470
December	1.590	1.500
2005
January	1.530	1.380

     The price of our American depositary shares on Nasdaq as of its close of trading on February 4, 2005 was US$3.52 per American depositary share. The table below shows the high and low closing prices of the American depositary shares on Nasdaq since listing.

	Price
	High	Low
	(In US$)
2000	20.500	1.125
2001	2.400	1.030

	Price
	High	Low
	(In US$)
2002	4.350	2.600
2003	9.550	3.080
2004	7.720	3.320

2003
January to March	3.700	3.080
April to June	6.000	3.510
July to September	7.940	5.400
October to December	9.550	6.820
2004
January to March	7.720	5.900
April to June	6.570	3.320
July to September	4.960	3.410
October to December	4.600	3.710
2004
July	3.890	3.410
August	4.960	3.640
September	4.750	4.260
October	4.440	3.710
November	4.600	3.780
December	4.160	3.811
2005
January	3.980	3.500

     The price of our warrants on the SEHK as of its close of trading on October 27, 2004 was HK$1.00 per warrant. The table below shows the high and low closing prices of the warrants on SEHK since listing until the cessation of trading.

	Price
	High	Low
	(In HK$)
2001
November 2 to December 31	0.410	0.180
2002	1.220	0.365
2003	2.825	0.950
2004	2.650	1.000

2003
January to March	1.040	0.950
April to June	1.650	0.960
July to September	2.350	1.650
October to December	2.825	2.275
2004
January to March	2.650	2.400
April to June	2.400	2.400
July to September	2.400	2.000
October 1 to October 27	2.000	1.000

	Price
	High	Low
	(In HK$)
2004
July	2.400	2.400
August	2.400	2.400
September	2.400	2.000
October 1 to October 27	2.000	1.000

Markets

     Our ordinary shares of common stock were listed under the number “1137” on the SEHK on August 4, 1997. Our American depositary shares, each representing 20 ordinary shares, were listed under the symbol “CTEL” on the Nasdaq on November 3, 1999. We listed our warrants, each representing the right to purchase one ordinary share of our common stock, under the number “0940” on the SEHK on November 2, 2000 and the warrants expired on November 1, 2004. Trading in the warrants ceased at 4:00 p.m. on October 27, 2004 and listing of the warrants was withdrawn at the close of business on November 1, 2004.

ITEM 10. ADDITIONAL INFORMATION

Memorandum and Articles of Association

     Described below is a summary of certain provisions of our Memorandum and Articles of Association (the “Articles”), as amended on December 29, 2004 and currently in effect, and, where relevant, the Companies Ordinance (Chapter 32 of the laws of Hong Kong) (the “Companies Ordinance”). As this is a summary, it does not contain all the information that may be important to you. You should therefore read our complete Articles if you would like additional information, which are filed with the U.S. Securities and Exchange Commission as exhibit 1 to this annual report.

General

     We were incorporated in Hong Kong on May 19, 1992 under the Companies Ordinance. Article 3 states that City Telecom’s objects are to carry on the business of telecommunications services in addition to various other related and unrelated business activities.

Director’s Interests

     A director shall not vote on, or be counted in the quorum in relation to, any resolution of the board of directors in respect of any contract in which the director or any of his associate(s) (within the meaning of the Listing Rules) has a material interest. This prohibition shall not apply to the following:

(a)	the giving of any security or indemnity to him or his associates(s) in respect of money lent or obligations incurred or undertaken by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries;

(b)	the giving of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which he or his associate(s) has himself/themselves assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security;

(c)	any proposal concerning an offer of shares, debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase in which offer he or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting thereof;

(d)	any proposal concerning any other company in which he or his associate(s) is/are interested only, whether directly or indirectly, as an officer, executive or shareholder or in which he or his associate(s) is/are beneficially interested in shares of that company, provided that he and any of his associate(s) are not in aggregate beneficially interested in five per cent. or more of the issued shares of any class of such company (or of any third company through which his interest or that of his associate(s) is derived) or of the voting rights;

(e)	any proposal or arrangement concerning the benefit of employees of the Company or its subsidiaries, including the adoption, modification or operation of any employees’ share scheme or any share incentive or share option scheme under which the director or his associate(s) may benefit;

(f)	any proposal or arrangement concerning the benefit of employees of the Company or its subsidiaries, including the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates both to directors (or his associate(s)) and employees of the Company or any of its subsidiaries and does not provide in respect of any director or his associate(s), as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates; and

(g)	any contract or arrangement in which he or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company.

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

     Our board of directors may convene an extraordinary general meeting (which is any general meeting of the shareholders other than the yearly annual general meeting) whenever it thinks fit and must do so upon the request in writing of shareholders holding not less than one-twentieth of our paid-up capital carrying the right to vote at the general meeting. All extraordinary general meetings (other than those convened for the passing of a special resolution referred to above) should be convened by not less than 14 clear days’ notice in writing. Extraordinary general meetings may be called by less than 14 days’ notice by a majority in number of the shareholders having the right to attend and vote at the meeting, being a majority together holding not less than 95% in nominal value of the shares giving that right.

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

Material Contracts

     Other than such contracts as are described in our disclosure in Item 7 “Major Shareholders and Related Party Transactions – Related Party Transactions”, we have not entered into any material contracts, outside the ordinary course of our business within the two years preceding the date of this annual report.

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

     Taxable gains will be subject to Hong Kong profits tax which is currently imposed on corporations at a rate of 17.5%. A person’s income from employment, less allowable deductions, charitable donations and personal allowances, is chargeable to salaries tax at progressive rates ranging from 2% to 20%. The maximum tax payable is, however, limited to tax at the standard rate of 16% on the person’s income from employment less allowable deductions and charitable donations, but without a deduction for personal allowances.

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

     Stamp duty

     A sale or purchase of shares is subject to Hong Kong stamp duty if the transfer of such shares is required to be registered in Hong Kong. The shares will be registered in City Telecom’s Hong Kong branch register of members and, therefore, will constitute “Hong Kong stock” for the purposes of Hong Kong stamp duty. For such purposes any person who effects a sale or purchase of Hong Kong stock such as the shares registered on City Telecom’s Hong Kong register of members, whether as principal or agent, is required to execute a contract note evidencing such sale or purchase and to have that note stamped. Contract notes attract stamp duty, payable by the seller and the purchaser in equal shares, at the rate of HK$1.00 per HK$1,000 or part thereof by reference to the value of the consideration paid or the market value of the shares on the Hong Kong Stock Exchange or otherwise on the date the contract note is executed, whichever is greater. If, in the case of a sale or purchase of the shares by a person who is not resident in Hong Kong, the stamp duty on either or both of the contract notes is not paid, the transferee will be liable to pay stamp duty on the instrument of transfer in an amount equal to the unpaid duty. If the stamp duty is not paid on or before the due date, a penalty of up to ten times the duty payable may be imposed. In addition, a fixed duty of HK$5.00 is currently payable on any instrument of transfer of shares.

     Upon the exchange of any American depositary receipts evidencing American depositary shares for certificates representing shares, or exchange of shares for American depositary receipts evidencing American depositary shares, stamp duty aggregating HK$1.00 per HK$1,000 or part thereof is payable in addition to the depositary’s charges, if any. Investors are not liable for stamp duty on the issuance of the American depositary shares upon the initial deposit of shares issued directly to the depositary or for the account of the depositary. No Hong Kong stamp duty is payable upon the transfer of American depositary receipts evidencing American depositary shares if such American depositary receipts are not maintained on a register in Hong Kong.

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

     We are exposed to market risk from changes in currency exchange rates and interest rates.

Foreign Currency Risk

     The functional currency of our operations, and our financial statement reporting currency, is the Hong Kong dollar. Our monetary assets and liabilities are primarily denominated in Hong Kong dollars, substantially all our net sales are denominated and received in Hong Kong dollars, and our labor and administrative costs are incurred primarily in Hong Kong dollars. However, we have certain current and long-term bank deposits, other investments and short-term bank loans which are primarily denominated in U.S. dollars.

     As of August 31, 2004, we had the following significant foreign currencies denominated account balances:

As of August 31, 2004
(Thousands of HK$)
Cash and bank balances:
Denominated in U.S. dollars	193,823
Denominated in Chinese renminbi	6,183
Denominated in Canadian dollars	2,341
Denominated in Japanese yen	23
Long-term bank deposits:
Denominated in U.S. dollars	15,600
Other investments:
Denominated in U.S. dollars	25,604
Short-term loans:
Denominated in Japanese yen	19,170

     Further, our most recent principal long-term debt obligations are the US$125.0 million 8.75% senior notes issued in January 2005, which are denominated in U.S. dollars.

     As the exchange rate of the Hong Kong dollar to the U.S. dollar has remained close to the current pegged rate of HK$7.80=$1.00 since 1983, we have not experienced significant foreign exchange gains or losses associated with that currency. The Hong Kong government could, however, change the pegged rate or abandon the peg altogether. Depreciation of the Hong Kong dollar against the U.S. dollar would generally increase our U.S. dollar expenses, and increase the amount of Hong Kong dollar revenue that we would be required to earn to meet our payment obligations under the 8.75% notes or exchange notes.

     We also incur expenses denominated in Renminbi, the official currency of the People’s Republic of China, in connection with our Guangzhou call centre. These include the salaries that we pay to our personnel as various operating expenses that we incur to maintain our operations. As a result, we are exposed to a certain amount of foreign exchange risk based on fluctuations between the Hong Kong dollar and the Renminbi. If the Renminbi appreciates against the Hong Kong dollar, the amount of Hong Kong dollars we would be required to spend to maintain our call center would increase.

Interest Rate Risk

     Prior to our repayment in full of our loan facility with HSBC, for which HK$100 million as of August 31, 2004 was outstanding, we were exposed to interest rate risks. In connection with this facility, we entered into an interest rate swap agreement to hedge the impact of fluctuations in interest rates, under which we make a monthly interest payment at a fixed rate of 2.675% per annum on a notional amount of HK$100.0 million, and will receive monthly interest payments calculated at HIBOR during the period from March 2004 to December 2009 or until the facility is repaid and we terminate the swap agreement. No recognition of such instrument is required under Hong Kong GAAP. Under U.S. GAAP reporting, such interest rate swap instrument must be recorded at fair value, which we determined to be approximately HK$680,000 as of August 31, 2004. The interest rate swap agreement is still valid following the full repayment of our loan facility with HSBC and we plan to terminate it based on open market prices.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

None.

Use of Proceeds

     We have used all of the net proceeds of approximately HK$411.6 million from a global offering of 80,000,000 new shares in November 1999 on the upgrade and expansion of our fixed telecommunications network.

ITEM 15. CONTROLS AND PROCEDURES

     We maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed by City Telecom in reports that we file or submit under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. Within the 90-day period prior to the filing of this report, an evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of our disclosure controls and procedures. Based on that evaluation, the CEO and CFO have concluded that our disclosure controls and procedures are effective.

     Subsequent to the date of their evaluation, there have been no significant changes in our internal controls or in other factors that could significantly affect these controls.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     Our board of directors established an Audit Committee to ensure the impartial supervision of our accounting and business operations. The Audit Committee is comprised of three independent, non-executive directors, namely, Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Tun Lu Jefferson and a non-executive director, Mr. Cheng Mo Chi, Moses. Mr. Peh was appointed to the Audit Committee on September 1, 2004 and is a “financial expert” within the meaning of, and as required by the U.S. Sarbanes-Oxley Act of 2002.

ITEM 16B. CODE OF ETHICS

     All of our employees, officers and directors are bound by our code of business ethics and conduct. We adopted our code of ethics in 1995 and modified it following the passage of, and to comply with, the U.S. Sarbanes Oxley Act of 2002. We have never granted a waiver for non-compliance with the policies and procedures set forth in the code of ethics for any employee of our company or any of our subsidiaries. Copies of our code of ethics are available free of charge upon request made to our corporate secretary.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     PricewaterhouseCoopers, or PwC, is our principal accountant. The fees for the professional services rendered by PwC, in fiscal 2003 and fiscal 2004, are depicted in the table below.

Nature of the service	2003	2004
	(HK$ million)	(HK$ million)
Audit fees	0.9	0.8
Audit-related fees	0.3	0.3
Tax fees	0.3	0.2
All other fees	—	—

Total	1.5	1.3

Audit Fees

     Audit fees are the aggregate fees billed by our independent auditors for the annual financial statement audit, subsidiary audits and other procedures required to be performed for the auditors to form an opinion on our consolidated financial statements. Other procedures include information systems and procedural reviews and testing performed in order to understand and rely on the internal control systems and consultations relating to the audit and interim review. Audit services will also include the attestation engagement for the independent auditor’s report on management’s report on internal controls for financial reporting in fiscal 2005 and thereafter.

Audit-Related Fees

     Audit-related fees are the aggregate fees billed by our independent auditors for accounting and advisory services fees and generally include support for the interpretation and implementation of new accounting and reporting standards and acquisition accounting. It also includes the review of the Statement on Details of Contribution of the Occupational Retirement Scheme, and the audit and review of reports for compliance with telecommunications regulations and debt obligations.

Tax Fees

     Tax Fees are the aggregate fees billed by our independent auditors for tax compliance, tax planning and tax consultation services on domestic and international taxation matters.

All Other Fees

     All other fees are the aggregate fees billed by our independent auditors for financial due diligence services relating to potential business acquisitions and dispositions.

Pre-approval Polices

     The engagement of PwC and the services provided pursuant to such engagement were approved by our audit committee in accordance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X. The fees for all such services have been pre-approved by our audit committee. Our audit committee has satisfied itself that the provision of the above-stated non-audit services has not impaired the independence of PwC.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

     The following table sets forth information relating to the repurchase of our shares by way of a general mandate granted to our directors, which we refer to as the Mandate. The maximum aggregate nominal amount of shares that may be purchased pursuant to a Mandate corresponds to 10% of the aggregate nominal amount of our issued share capital at the date the Mandate was granted. In fiscal 2004, no shares were purchased under any of the Mandates then in force.

			Total Number of	Maximum Number of
			Shares Purchased as	Shares that May Be
	Total Number of	Average Price Paid	Part of Publicly	Purchased Under the
Period	Shares Purchased	per Share	Announced Mandates	Mandates

September 1 to 30, 2003	0	N/A	0	50,302,066 (1)
October 1 to 31, 2003	0	N/A	0	50,302,066 (1)
November 1 to 30, 2003	0	N/A	0	50,302,066 (1)
December 1 to 22, 2003	0	N/A	0	50,302,066 (1)
December 23 to 31, 2003	0	N/A	0	61,051,969 (2)
January 1 to 31, 2004	0	N/A	0	61,051,969 (2)
February 1 to 29, 2004	0	N/A	0	61,051,969 (2)
March 1 to 31, 2004	0	N/A	0	61,051,969 (2)
April 1 to 30, 2004	0	N/A	0	61,051,969 (2)
May 1 to 31, 2004	0	N/A	0	61,051,969 (2)
June 1 to 30, 2004	0	N/A	0	61,051,969 (2)
July 1 to 31, 2004	0	N/A	0	61,051,969 (2)
August 1 to 31, 2004	0	N/A	0	61,051,969 (2)
Total	0	N/A	0	61,051,969 (2)

(1)	The relevant Mandate was granted at our annual general meeting on December 23, 2002.

(2)	The relevant Mandate was granted at our annual general meeting on December 23, 2003 and replaced the Mandate granted on December 23, 2002.

PART III

ITEM 17. FINANCIAL STATEMENTS

     City Telecom has selected to provide the financial statements and related information specified in Item 18 in lieu of 17.

ITEM 18. FINANCIAL STATEMENTS

     See pages F-1 to F-52 following Item 19.

ITEM 19. EXHIBITS

(a)	See pages F-1 to F-52 following this item.

(b)	Exhibit 1 – the Articles.

(c)	Exhibit 31 – Section 302 Certifications of each of the Chairman and Finance Director.

(d)	Exhibit 32 – Section 906 Certification of Chairman and Finance Director.

Report of Independent Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
City Telecom (H.K.) Limited

     We have audited the accompanying consolidated balance sheets of City Telecom (H.K.) Limited and its subsidiaries (hereafter collectively referred to as the “Company”) as of August 31, 2003 and 2004 and the related consolidated statements of income, of cash flows and of changes in shareholders’ equity for each of the three years ended August 31, 2002, 2003 and 2004, all expressed in Hong Kong Dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements audited by us present fairly, in all material respects, the financial position of the company at August 31, 2003 and 2004, and the results of its operations and cash flows for each of the three years ended August 31, 2002, 2003 and 2004, in conformity with accounting principles generally accepted in Hong Kong.

     Accounting principles generally accepted in Hong Kong vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 30 to the consolidated financial statements.

PRICEWATERHOUSECOOPERS Certified Public Accountants

Hong Kong,
November 23, 2004 except for Note 31(b) and Note 32, which are as of January 20, 2005

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

		Year ended August 31,
	Note	2002	2003	2004
		HK$	HK$	HK$
		As restated(1)	As restated(1)
		(Amounts in thousands except per share data)
Revenue from provision of telecommunication and other services, net		1,150,200	1,298,909	1,169,880
Cost of services provided	3	(457,963)	(322,753)	(331,408)

Gross profit		692,237	976,156	838,472

Operating expenses
Salaries and related costs		(196,158)	(220,350)	(226,650)
Sales and marketing expenses		(168,441)	(182,471)	(228,169)
General and administrative expenses		(227,768)	(284,290)	(326,804)
Provision for doubtful accounts receivable		(10,277)	(17,685)	(11,502)

Income from operations		89,593	271,360	45,347
Bank interest income		10,870	3,163	3,753
Interest expense		(3,504)	(601)	(175)
Loss on disposal of a subsidiary	4	—	(2,695)	—
Other income, net		502	4,373	2,668

Income before taxation	5	97,461	275,600	51,593
Income tax charges	6	(15,190)	(17,857)	(2,043)

Income after taxation		82,271	257,743	49,550
Minority interests		8,234	—	—

Net income		90,505	257,743	49,550

Earnings per share
Basic	7	18.3 cents	46.6 cents	8.1 cents

Diluted	7	16.0 cents	41.9 cents	8.1 cents

(1)	In the year ended August 31, 2004, we adopted revised SSAP 12, “Income Taxes” (“SSAP 12 (revised)”), issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) regarding the recognition of deferred tax. The adoption of SSAP 12 (revised) represents a change in accounting policy, which we have applied retrospectively. As a result, financial information provided for all years prior to the year ended August 31, 2004 have been restated to conform to the changed policy.

The accompanying notes are an integral part of these consolidated financial statements.

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

			August 31,
	Note(s)		2003	2004
			HK$	HK$
			As restated(1)
			(Amounts in thousands
			except number of shares
			and per share amounts)
ASSETS
Current assets
Cash and bank balances	20		402,034	247,517
Pledged bank deposits	16		29,608	26,805
Trade receivables, net	8	(a)	94,080	134,849
Other receivables, deposits and prepayments	8	(b)	34,714	44,029

Total current assets			560,436	453,200
Goodwill	9		3,196	2,131
Fixed assets, net	10		945,952	1,158,875
Other investments	17		23,370	25,604
Long term bank deposit	18		15,580	15,600
Long term receivables	4,28	(a)	—	6,206
Deferred tax assets	12		—	229
Deferred expenditure	13		—	21,563

Total assets			1,548,534	1,683,408

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade payables			113,384	122,459
Deposits received			19,908	17,983
Current portion of deferred service income			10,172	35,288
Other payables and accrued charges	11		164,552	188,605
Income taxes payable			22,895	1,173
Short-term bank loan — secured	20,22		18,174	19,170
Current portion of long-term bank loan — secured	14,22		—	13,333

Total current liabilities			349,085	398,011
Long-term liabilities
Deferred taxation	12		20,274	18,891
Long-term portion of deferred service income			—	4,141
Long-term bank loan — secured	14,22		—	86,667

Total liabilities			369,359	507,710
Commitments and contingencies	15
Shareholders’ equity
Ordinary shares, par value $0.1 per share
— 2,000,000,000 shares authorized at August 31, 2003 and August 31, 2004
— 604,959,787 shares issued and outstanding at August 31, 2003, 610,573,361 shares issued and outstanding at August 31, 2004	19		60,496	61,057
Share premium			615,886	617,986
Retained profits			500,704	495,307
Exchange reserve			1,231	983
Warrant reserve			858	365

Total shareholders’ equity			1,179,175	1,175,698

Total liabilities and shareholders’ equity			1,548,534	1,683,408

(1)	In the year ended August 31, 2004, we adopted SSAP 12 (revised), issued by the HKICPA regarding the recognition of deferred tax. The adoption of SSAP 12 (revised) represents a change in accounting policy, which we have applied retrospectively. As a result, financial information provided for all years prior to the year ended August 31, 2004 have been restated to conform to the changed policy.

The accompanying notes are an integral part of these consolidated financial statements.

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

		Ordinary shares
		Number of						Total
		shares	Amount	Share	Warrant	Exchange	Retained	shareholders’
	Note	outstanding	Outstanding	premium	reserve	reserve	profits	equity
			HK$	HK$	HK$	HK$	HK$	HK$
							As restated	As restated
	(Amounts in thousands, except number of shares)
Balance at August 31, 2002		500,863,202	50,086	572,656	9,089	(38)	278,390	910,183
Changes in accounting policy
— provision for net deferred tax liabilities		—	—	—	—	—	(5,195)	(5,195)

Balance at August 31, 2002, as restated(1)		500,863,202	50,086	572,656	9,089	(38)	273,195	904,988
2003 interim dividends paid	21	—	—	—	—	—	(30,234)	(30,234)
Shares issued upon exercise of warrants		82,976,585	8,298	33,124	(8,231)	—	—	33,191
Shares issued upon exercise of share options		21,120,000	2,112	10,106	—	—	—	12,218
Net income		—	—	—	—	—	257,743	257,743
Exchange reserve realized upon disposal of a subsidiary		—	—	—	—	1,469	—	1,469
Exchange adjustment on translation of the accounts of overseas subsidiaries		—	—	—	—	(200)	—	(200)

Balance at August 31, 2003		604,959,787	60,496	615,886	858	1,231	500,704	1,179,175

Balance at August 31, 2003		604,959,787	60,496	615,886	858	1,231	505,978	1,184,449
Changes in accounting policy
— provision for net deferred tax liabilities		—	—	—	—	—	(5,274)	(5,274)

Balance at August 31, 2003, as restated(1)		604,959,787	60,496	615,886	858	1,231	500,704	1,179,175
2003 final dividends paid	21	—	—	—	—	—	(45,789)	(45,789)
2004 interim dividends paid	21	—	—	—	—	—	(9,158)	(9,158)
Shares issued upon exercise of warrants		4,973,574	497	1,985	(493)	—	—	1,989
Shares issued upon exercise of share options		640,000	64	115	—	—	—	179
Net income		—	—	—	—	—	49,550	49,550
Exchange adjustment on translation of the accounts of overseas subsidiaries		—	—	—	—	(248)	—	(248)

Balance at August 31, 2004		610,573,361	61,057	617,986	365	983	495,307	1,175,698

(1)	In the year ended August 31, 2004, we adopted SSAP 12 (revised), issued by the HKICPA regarding the recognition of deferred tax. The adoption of SSAP 12 (revised) represents a change in accounting policy, which we have applied retrospectively. As a result, financial information provided for all years prior to the year ended August 31, 2004 have been restated to conform to the changed policy.

The accompanying notes are an integral part of these consolidated financial statements.

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended August 31,
	2002	2003	2004
	HK$	HK$	HK$
	(Amounts in thousands)
Cash flows from operating activities
Income before taxation	97,461	275,600	51,593
Adjustments to reconcile
Income before taxation to net cash (used in)/provided from operating activities:
Amortization of goodwill	1,065	1,065	1,065
Depreciation of purchased fixed assets	124,563	173,619	195,952
Depreciation of fixed assets held under finance leases	3,727	1,336	—
Amortization of deferred expenditure	—	—	1,828
Interest income	(10,870)	(3,163)	(3,753)
Interest expense	3,279	559	175
Interest element of finance leases	225	42	—
(Gain)/loss on disposal of fixed assets	2,414	427	(34)
Unrealised losses on other investments	—	—	1,696
Loss on disposal of a subsidiary	—	2,695	—
Increase in long term receivable	—	—	(6,206)
Changes in operating assets and liabilities:
(Increase)/decrease in trade receivables, other receivables, deposits and prepayments	(15,211)	6,455	(50,382)
Increase in deferred expenditure	—	—	(23,391)
Increase/(decrease) in trade payables, other payables, accrued charges, deposits received	87,627	(28,678)	30,957
Increase in deferred service income	2,120	5,005	29,257

Net cash inflow generated from operations	296,400	434,962	228,757

Interest paid	(3,279)	(559)	(175)
Interest element of finance leases	(225)	(42)	—
Hong Kong profits tax paid	(4,107)	(18,107)	(24,011)
Overseas tax paid	(345)	(1,754)	(808)

Net cash inflow from operating activities	288,444	414,500	203,763

Investing activities
Acquisition of additional interest in a subsidiary (Note (1) below)	(7,500)	—	—
Decrease in prepayments for fixed assets	54,929	—	—
Decrease in bank deposits	20,000	—	—
Decrease/(increase) in pledged bank deposits	23,000	(24,608)	2,803
Increase in long term bank deposits	—	(15,580)	—
Purchases of fixed assets	(579,066)	(250,209)	(410,046)
Interest received	10,870	3,163	3,753
Purchase of other investments	—	(23,370)	(3,900)
Proceeds from disposal of fixed assets	2,555	1,552	1,146
Disposal of a subsidiary, net of cash disposed (Note (2) below)	—	(582)	—

Net cash outflow from investing activities	(475,212)	(309,634)	(406,244)

Net cash (outflow)/inflow before financing activities	(186,768)	104,866	(202,481)

(Continued)

The accompanying notes are an integral part of these consolidated financial statements.

	Year ended August 31,
	2002	2003	2004
	HK$	HK$	HK$
	(Amounts in thousands)
Financing activities
Issue of new shares	3,787	45,409	2,168
Issue of warrants	10,815	—	—
Expenses in connection with the issue of warrants	(1,058)	—	—
Bank loan drawn down	—	—	100,000
Repayment of loan to a former minority shareholder	—	(22,500)	—
Repayment of capital element of finance leases	(4,435)	(2,949)	—
Dividend paid	—	(30,234)	(54,947)

Net cash inflow/(outflow) from financing activities	9,109	(10,274)	47,221

(Decrease)/increase in cash and cash equivalents	(177,659)	94,592	(155,260)
Cash and cash equivalents at the beginning of year	467,750	290,403	383,860
Effect of foreign exchange rate changes on cash and cash equivalents	312	(1,135)	(253)

Cash and cash equivalents at the end of year (Note 20)	290,403	383,860	228,347

Note(1):

Acquisition of additional interest in a subsidiary

	Year ended August 31,
	2002	2003	2004
	HK$	HK$	HK$
	(Amounts in thousands)
Minority interests acquired	6,483	—	—
Goodwill in acquisition	1,017	—	—

	7,500	—	—

Satisfied by:
Cash	7,500	—	—

Note(2):

 Disposal of a subsidiary

	Year ended August 31,
	2002	2003	2004
	HK$	HK$	HK$
	(Amounts in thousands)
Fixed assets	—	1,354	—
Trade receivable, other receivables, deposits and prepayments	—	1,914	—
Cash and bank balances	—	714	—
Trade payable, other payables, accrued charges and deposits received	—	(805)	—
Income taxes payable	—	(1)	—

Net assets disposed of	—	3,176	—
Exchange reserve transferred to statements of income	—	1,469	—
Net loss on disposal	—	(2,695)	—

Sale proceeds	—	1,950	—
Less: Cash and cash equivalents of the subsidiary disposed	—	(714)	—
Sale proceeds receivable	—	(1,818)	—

Net cash outflow in respect of the disposal of a subsidiary	—	(582)	—

     These consolidated statements of cash flows are prepared in accordance with Hong Kong Statement of Standard Accounting Practice (“SSAP”) No. 15 (revised) “Cash Flow Statements” which differs in certain respects from U.S. Statement of Financial Accounting Standard No. 95 (“SFAS 95”) “Statement of Cash Flows”. The principal differences are explained in Note 30(e).

The accompanying notes are an integral part of these consolidated financial statements.

1	Description of business and basis of presentation

     City Telecom (H.K.) Limited was incorporated in Hong Kong on May 19, 1992 under the Hong Kong Companies Ordinance. The company and its subsidiaries (collectively referred to as the “Company”) are engaged in the provision of international telecommunications services and fixed telecommunications network services to customers in Hong Kong and Canada.

     As of August 31, 2004, the Company had the following principal direct and indirect subsidiaries:

	Place and date of		Percentage holding
Name	establishment/operation	Issued capital	Direct	Indirect	Nature of business
963673 Ontario Limited	Canada November 12, 1991	Common CAD502,000	—	100	Investment holding in Canada

Attitude Holdings Limited	British Virgin Islands November 3, 1997	Ordinary US$1	—	100	Inactive

Automedia Holdings Limited	British Virgin Islands January 23, 2001	Ordinary US$1	100	—	Investment holding in Hong Kong

City Telecom (B.C.) Inc.	Canada February 25, 1992	Common CAD501,000	—	100	Provision of international telecommunications and dial-up internet access services in Canada

City Telecom (Canada) Inc.	Canada October 6, 1997	Common CAD100	—	100	Maintenance of switching equipment and provision of operational services in Canada

City Telecom Inc.	Canada September 19, 1991	Common CAD1,000	—	100	Provision of international telecommunications and dial-up internet access services in Canada

City Telecom International Limited	British Virgin Islands May 8, 1997	Ordinary US$5,294	100	—	Investment holding in Hong Kong

City Telecom (USA) Inc.	USA May 5, 1997	Common US$1	—	100	Inactive

Credibility Holdings Limited	British Virgin Islands December 18, 1998	Ordinary US$1	100	—	Investment holding in Hong Kong

CTI Guangzhou Customer Service Co. Ltd. (translated from the registered name in Chinese)	The People’s Republic of China (“the PRC”) April 29, 2002	Paid in capital of HK$8,000,000	100	—	Provision of administrative support services in the PRC

CTI International Limited	Hong Kong August 23, 1999	Ordinary HK$10,000,000	—	100	Inactive

CTI Marketing Company Limited	Hong Kong August 23, 1999	Ordinary HK$10,000	—	100	Provision of media marketing services in Hong Kong

Golden Trinity Holdings Limited	British Virgin Islands June 11, 1997	Ordinary US$1	100	—	Investment holding in Hong Kong

	Place and date of		Percentage holding
Name	establishment/operation	Issued capital	Direct	Indirect	Nature of business
Hong Kong Broadband Network Limited	Hong Kong August 23, 1999	Ordinary HK$383,049	—	100	Provision of international telecommunications and fixed Telecommunications network services in Hong Kong

IDD1600 Company Limited	Hong Kong November 4, 1998	Ordinary HK$2	—	100	Provision of international telecommunications services in Hong Kong

iStore.com Limited	Hong Kong September 17, 1999	Ordinary HK$10,000	—	100	Inactive

     The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Hong Kong and comply with accounting standards issued by the HKICPA. They have been prepared under the historical cost convention except that, as disclosed in the accounting policies below, other investments are stated at fair value. These principles differ in certain significant respects from generally accepted accounting principles in the United States of America (“U.S. GAAP”), details of which are set out in Note 30.

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

     The consolidated financial statements include the financial position of the Company and all its subsidiaries as of August 31, 2003 and 2004, and the results of operations, cash flows and changes in shareholders’ equity for the years ended August 31, 2002, 2003 and 2004. All significant inter-company transactions and balances are eliminated on consolidation.

     Subsidiaries are those entities in which the company, directly or indirectly, controls the composition of the board of directors, controls more than half the voting power or holds more than half of the issued share capital.

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

     Goodwill represents the excess of the cost of an acquisition over the fair value of the Company’s share of the identifiable net assets of the acquired subsidiary at the date of acquisition.

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

     Where an indication of impairment exists, the carrying amount of goodwill, including goodwill previously written off against reserves, is assessed and written down immediately to its recoverable amount and any write down is accounted for in the consolidated statements of income.

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

     Leasehold land is depreciated over the period of the lease while other tangible fixed assets are depreciated at rates sufficient to write off their costs less accumulated impairment losses over their estimated useful lives on a straight-line basis. The principal annual rates are as follows:

%
Leasehold land	2
Leasehold buildings	2
Furniture, fixtures and fittings	25
Telecommunications, computer and office equipment	7 - 25
Auto-dialers	25
Motor vehicles	25

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

     At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that fixed and other long lived assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognized to reduce the assets to its recoverable amount. Such impairment losses are recognized in the consolidated statements of income. No such impairment losses were required in the three years ended August 31, 2004.

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

(f)	Deferred expenditure

     Customer acquisition costs incurred to obtain long term service agreements with customers are deferred and amortised on a straight line basis over the period of the underlying service subscription agreements executed with the customers. All other related advertising and marketing costs are charged to the consolidated statements of income as incurred.

(g)	Accounts receivable

     Provision is made against accounts receivable to the extent they are considered to be doubtful. Accounts receivable in the consolidated balance sheets are stated net of such provision.

(h)	Deferred taxation

     Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

     Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

     Deferred taxation is provided on temporary differences arising on investments in subsidiaries except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

     In prior years, deferred taxation was accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset was expected to be payable or recoverable in the foreseeable future. The adoption of the SSAP 12 (revised), represents a change in accounting policy, which has been applied retrospectively so that the comparatives presented have been restated to conform to the changed policy.

     As detailed in the Consolidated Statement of Changes in Shareholders’ Equity, opening retained profits at September 1, 2002 and 2003 have been reduced by HK$5,195,000 and HK$5,274,000, respectively, which represents the unprovided net deferred tax liabilities as at the two dates, as a result of the change in accounting policy. In addition, the profit for the year ended August 31, 2003 and 2002 have been reduced by HK$79,000 and HK$624,000, respectively.

(i)	Translation of foreign currencies

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

(j)	Cash and cash equivalents

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

(k)	Provisions

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

(l)	Contingent liabilities and contingent assets

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

(m)	Revenue recognition

     Revenue for the provision of international telecommunications and fixed telecommunications network services is recognized, net of discounts, when the services are rendered.

     Revenue received in advance for the provision of international telecommunications services using calling cards is deferred and included under deferred services income, which is amortized based on the estimated actual usage by customers.

     Revenue received in advance for provision of fixed telecommunications network services is deferred and included under deferred services income, which is amortized on a straight line basis over the agreed period of time in accordance with the terms of the subscriber agreement.

     Interest income is recognized on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

(n)	Employee benefits

(i)	Employee leave entitlements

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

     The assets of the scheme are held separately from those of the Company in an independently administered fund.

(o)	Research and development costs

     Research and development costs of new services and enhancements to existing services are charged to the consolidated statements of income as incurred.

     Total research and development expenses incurred for the years ended August 31, 2002, 2003 and 2004 amounted to HK$2,166,000, HK$2,622,000 and HK$5,962,000, respectively.

(p)	Borrowing costs

     Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of that asset. All other borrowing costs are charged to the consolidated statements of income in the year in which they are incurred.

     Total borrowing costs capitalized for the year ended August 31, 2004 was HK$3,053,000 (2003: Nil and 2002: Nil).

(q)	Segment reporting

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

(r)	Barter transactions

     When goods or services are exchanged or swapped for goods or services which are of a similar nature and value, the exchange is not regarded as a transaction which generates revenue. When goods are sold or services are rendered in exchange for dissimilar goods or services, the exchange is regarded as a transaction which generates revenue. The revenue is measured at the fair value of the goods or services received, adjusted by the amount of any cash or cash equivalents transferred. When the fair value of the goods or services received cannot be measured reliably, the revenue is measured at the fair value of the goods or services given up, adjusted by the amount of any cash or cash equivalents transferred.

(s)	Use of estimates

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

     The Company estimates the Universal Services Contributions (“USC”) payable to PCCW-HKT Telephone Limited (“PCCW-HKT”) to fund the costs of network development in remote areas in Hong Kong (the “Development”) and includes such estimated costs as part of the cost of its services. The Telecommunications Authority periodically reviews the actual costs of such developments and revises the amounts owed to, or to be refunded by, PCCW-HKT to the USC contributing parties.

     Management of the Company makes their best estimates for charges of the USC payable to PCCW-HKT. Such estimated costs are included as part of the Company’s costs of rendering its services. The estimate is made based on the provisional rates announced by the Telecommunications Authority and effective up to the date of the release of the financial statements of the Company. The Telecommunications Authority periodically reviews the actual costs incurred by PCCW-HKT in the Development and revises the amounts owed to, or to be refunded by, PCCW-HKT to the respective USC contributing parties, including the Company (“the Rate Revisions”). Accordingly, the estimate made by the Company’s management is subject to changes based on the Rate Revisions identified during a financial year and up to the date prior to the release of the financial statements of the Company. The Company adjusts such differences as an addition or reduction of the corresponding costs of services in that particular reporting period.

     Any sum received in advance from PCCW-HKT as an estimated refund of the USC on a provisional basis, which is subject to the final confirmation and determination of OFTA, is recorded in other payables and accrued charges in the Company’s balance sheet.

     On November 30, 2002, the Telecommunications Authority issued a statement (the “November 2002 Statement”) that confirmed the actual USC payable by USC contributing parties for the calendar year 2000. As a result of the release of the November 2002 Statement, in February 2003, the Company received a refund of USC paid for the period from January 1, 2000 to December 31, 2000 of HK$40,585,606 and the amount was set off against the cost of services of the Company for the year ended August 31, 2003.

     On March 8, 2003, the Company received in advance a sum of HK$56,488,570 from PCCW-HKT as a provisional refund of the USC paid for the period from January 1, 2001 to June 30, 2002 (“the Provisional Refund”). On October 20, 2003, OFTA issued another statement on the USC and confirmed the contribution level for calendar year 2001. Accordingly, HK$40,276,440 out of the Provisional Refund and an additional refund of approximately HK$3,000,000 payable by PCCW-HKT to the Company for the calendar year 2001 were set off against the costs of services of the Company. In aggregate, the Company had set off against the costs of services of HK$84,119,117 in respect of USC refund for the year ended August 31, 2003. The remaining HK$16,212,130 of the Provisional Refund received by the Company, being the provisional refund of the USC for the period from January 1, 2002 to June 30, 2002 which was subject to confirmation of the Telecommunications Authority (“2002 Provisional Refund”) was included in other payables and accrued charges in the Company’s balance sheets as at August 31, 2003.

     On November 19, 2004, the Telecommunications Authority issued a statement on the USC that confirmed the actual contribution level for calendar year 2002. The 2002 Provisional Refund was confirmed. Additional refund payable by PCCW-HKT to the Company and related adjustments required to be made to the USC for calendar year 2002 were also determined. In aggregate, an amount of HK$31,688,696 was recorded as an off-set against the costs of services of the Company for the year ended August 31, 2004.

4	Loss on disposal of a subsidiary

     During the year ended August 31, 2003, the Company’s operation in Japan was discontinued following the disposal of its subsidiary operating in Japan to a company wholly-owned by a relative of a director of the subsidiary (the “Purchaser”). The subsidiary was sold for a consideration of JPY30,000,000 (equivalent to HK$1,950,000) which is to be satisfied by the Purchaser in thirty monthly installments commencing July 15, 2003. The disposal resulted in a loss of HK$2,695,000 which was recognized in the consolidated statements of income.

     As at August 31, 2004, a receivable balance of HK$1,136,000 was due from the Purchaser, of which HK$780,000 included in other receivables, deposits and prepayments is expected to be received within one year. The remaining HK$356,000 is included in long term receivables and is expected to be received after one year.

5	Income before taxation

	Year ended August 31,
	2002	2003	2004
	HK$’000	HK$’000	HK$’000
Income before taxation is stated after charging:
Amortization of goodwill	1,065	1,065	1,065
Amortization of deferred expenditure	—	—	1,828
Depreciation of purchased fixed assets	124,563	173,619	195,952
Depreciation of fixed assets held under finance leases	3,727	1,336	—
Operating lease charges in respect of:
— Land and buildings	11,486	6,481	8,084
— Computer equipment	5,141	100	31
Research and development costs	2,166	2,622	5,962
Retirement benefit costs — defined contribution plans (Note 24)	11,335	15,843	26,287
Interest expense comprises:
Interest element of finance leases	225	42	—
Interest on bank overdrafts	235	210	3,228
Interest paid to third parties	2,198	349	—
Interest paid to a minority shareholder	846	—	—
Less: amount capitalised as fixed assets
Interest capitalised	—	—	(2,553)
Other incidental borrowing cost	—	—	(500)

Total borrowing cost capitalised	—	—	(3,053)

Total interest expenses	3,504	601	175

Other income comprises: —
Exchange gains (loss), net	(508)	1,291	131
Others	1,010	3,082	2,537

	502	4,373	2,668

6	Income tax charges

	Year ended August 31,
	2002	2003	2004
	HK$’000	HK$’000	HK$’000
Hong Kong	95,396	272,016	53,200
Overseas	2,065	3,584	(1,607)

Income before taxation	97,461	275,600	51,593

     Income tax charges consist of the following:

	Year ended August 31,
	2002	2003	2004
	HK$’000	HK$’000	HK$’000
	As restated	As restated
Hong Kong income tax
current (note (a))	(18,000)	(15,300)	(1,537)
(under)/overprovision in prior years	10,665	—	(1,221)
deferred (Note 12)	(10,139)	(79)	1,311
Overseas taxation
current (note (b))	(116)	(2,478)	(596)
over provisions in prior years	2,400	—	—

	(15,190)	(17,857)	(2,043)

(a)	The Company is subject to tax on an entity basis on income arising in or derived from Hong Kong. The rate of taxation of the Company operating in Hong Kong for the year ended August 31, 2002 was 16% and for the years ended August 31, 2003 and 2004 was 17.5%. In 2003, the Hong Kong government enacted a change in the profits tax rate from 16% to 17.5% for the year ended August 31, 2003 and 2004, respectively.

(b)	Taxation on overseas profits has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the Company operates.

     The income taxes attributable to income for the years ended August 31, 2002, 2003 and 2004 differs from the amount of income taxes determined by applying the applicable income tax rate prevailing in the countries in which the Company operates to pre-tax income as a result of the following differences:

	Year ended August 31,
	2002	2003	2004
	HK$’000	HK$’000	HK$’000
	As restated	As restated
Income tax charge calculated at the prevailing taxation rate of respective countries	15,847	48,520	9,696
Effect of expenses not deductible for income taxes	12,988	5,584	730
Effect of income not subject to income taxes	(4,445)	(5,151)	(825)
Under/(over)provision for Hong Kong income tax in prior years	(10,665)	—	1,221
Overprovision for overseas income tax in prior years	(2,400)	—	—
Recognition of deferred tax assets on prior year’s tax losses, net of other temporary difference	(3,588)	(36,505)	(9,066)
Effect of tax loss not recognized	8,150	208	27
Increase in opening net deferred tax liabilities resulting from an increase in tax rate	—	1,893	—
Others	(697)	3,308	260

Income tax charges	15,190	17,857	2,043

7	Earnings per share

	Year ended August 31,
	2002	2003	2004
	HK$’000	HK$’000	HK$’000
	As restated	As restated
Net income	90,505	257,743	49,550

	No. of	No. of	No. of
	shares	shares	shares
	in thousand	in thousand	in thousand
Weighted average number of shares in issue	495,181	552,600	610,095
Incremental shares from assumed exercise of share options	11,219	7,112	604
Incremental shares from assumed exercise of warrants	59,489	55,390	3,666

Diluted weighted average number of shares	565,889	615,102	614,365

Basic earnings per share	HK$18.3 cents	HK$46.6 cents	HK$8.1 cents
Diluted earnings per share	HK$16.0 cents	HK$41.9 cents	HK$8.1 cents

     Earnings per share are calculated based on the weighted average number of issued ordinary shares and, as appropriate, diluted ordinary shares equivalent outstanding for each of the relevant years and the related income amount. The number of incremental shares from assumed exercise of share options and warrants has been determined using the treasury stock method.

8	Receivables

(a)	Trade receivables, net

	August 31,
	2003	2004
	HK$’000	HK$’000
Trade receivables	116,996	157,808
Less: provision for doubtful debts	(22,916)	(22,959)

	94,080	134,849

     Changes in the provision for doubtful debts consist of:

	Year ended August 31,
	2002	2003	2004
	HK$’000	HK$’000	HK$’000
Balance at beginning of the year	14,362	17,139	22,916
Additions charged to expense	10,277	17,685	11,502
Write-off	(7,500)	(11,908)	(11,459)

Balance at the end of the year	17,139	22,916	22,959

(b)	Other receivables, deposits and prepayments

	August 31,
	2003	2004
	HK$’000	HK$’000
Deposits for purchase of fixed assets	8,051	7,090
Deposits for lease of land and building	4,121	2,995
Network connection charges receivables	11,982	—
Prepayments	6,475	17,943
Receivables from disposal of a subsidiary (Note 4)	1,818	780
USC refund receivable	—	9,848
Others	2,267	5,373

	34,714	44,029

9	Goodwill

	August 31,
	2003	2004
	HK$’000	HK$’000
Cost
At the beginning of the year	5,326	5,326
Accumulated amortization
At the beginning of the year	1,065	2,130
Charge for the year	1,065	1,065

At the end of the year	2,130	3,195

Net book value
At the end of the year	3,196	2,131

     Goodwill was recognized for the amount of the excess of the purchase price paid over the net book value (which approximates fair value) of the assets acquired, and is amortized on a straight-line basis over five year.

10	Fixed assets, net

	Leasehold		Furniture,	Telecommunications
	land and	Leasehold	fixtures	computers and	Auto-	Motor
	buildings	improvements	and fittings	office equipment	diallers	vehicles	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Cost
At September 1, 2002	58,182	53,874	9,858	1,045,147	17,268	7,860	1,192,189
Exchange adjustments	—	181	89	2,115	—	—	2,385
Additions	3,417	4,174	1,957	239,629	—	1,032	250,209
Disposals	—	(2,038)	—	(5,324)	—	—	(7,362)
Disposal of a subsidiary	—	—	(984)	(2,904)	(301)	—	(4,189)

At August 31, 2003	61,599	56,191	10,920	1,278,663	16,967	8,892	1,433,232

At September 1, 2003	61,599	56,191	10,920	1,278,663	16,967	8,892	1,433,232
Exchange adjustments	—	(76)	(21)	915	—	—	818
Additions	22,109	15,344	2,339	369,583	—	671	410,046
Disposals	—	(6,760)	—	(5,329)	—	(1,790)	(13,879)

At August 31, 2004	83,708	64,699	13,238	1,643,832	16,967	7,773	1,830,217

Accumulated depreciation
At September 1, 2002	2,308	16,687	6,308	273,646	15,436	4,708	319,093
Exchange adjustments	—	82	36	1,332	—	—	1,450
Charge for the year	1,186	6,332	1,572	163,443	1,140	1,282	174,955
Disposals	—	(1,830)	—	(3,553)	—	—	(5,383)
Disposal of a subsidiary	—	—	(409)	(2,279)	(147)	—	(2,835)

At August 31, 2003	3,494	21,271	7,507	432,589	16,429	5,990	487,280

At September 1, 2003	3,494	21,271	7,507	432,589	16,429	5,990	487,280
Exchange adjustments	—	22	15	840	—	—	877
Charge for the year	1,530	7,067	1,530	184,018	371	1,436	195,952
Disposals	—	(6,757)	—	(4,220)	—	(1,790)	(12,767)

At August 31, 2004	5,024	21,603	9,052	613,227	16,800	5,636	671,342

Net book value
At August 31, 2003	58,105	34,920	3,413	846,074	538	2,902	945,952

At August 31, 2004	78,684	43,096	4,186	1,030,605	167	2,137	1,158,875

(a)	The interests in leasehold land and buildings situated in Hong Kong at their net book values are analyzed as follows:

	August 31,
	2003	2004
	HK$’000	HK$’000
Leases of between 10 to 50 years	58,105	78,684

(b)	Certain telecommunications, computer equipment and office equipment are held under finance leases. The total cost of these assets and the related accumulated depreciation as of the end of each of the relevant years are as follows:

	August 31,
	2003	2004
	HK$’000	HK$’000
Cost	23,581	—
Accumulated depreciation	(23,581)	—

	—	—

11	Other payables and accrued charges

	August 31,
	2003	2004
	HK$’000	HK$’000
Accrual for staff salaries and bonus	42,795	26,557
Accrual for premium costs	—	23,309
Accrual for vetting charges	2,775	1,204
Accrual for porting charges	2,001	5,378
Accrual for international call forwarding service charges	1,452	2,501
Payable for additions of fixed assets	76,341	92,383
Payable for advertising and promotional expenses	5,645	14,676
Payable for USC	2,817	905
Provisional refund of USC (Note 3)	16,212	—
Others	14,514	21,692

	164,552	188,605

12	Deferred taxation

     Deferred taxation is calculated in full on temporary differences under the liability method using the taxation rates prevailing in respective countries in which the Company operates.

     The movement on the deferred tax liabilities account is as follows:

	August 31,
	2003	2004
	HK$’000	HK$’000
	As restated
At September 1	20,195	20,274
Exchange differences	—	(301)
Deferred taxation (credited)/charged to statements of income
— relating to the origination and reversal of temporary differences	(1,814)	(1,311)
— resulting from an increase in tax rate	1,893	—

At August 31	20,274	18,662

     Prior to 2003, the Company recognized deferred taxation arising from timing differences attributable to accelerated depreciation at profits tax rate in force in the year in which the temporary differences arose. SSAP 12 (revised) requires the provision of deferred taxation on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the accounts using the profits tax rate enacted, or substantially enacted, at the balance sheet date. On adoption of SSAP 12 (revised) retrospectively, opening retained profits at September 1, 2002 and 2003 have been reduced by HK$5,195,000 and HK$5,274,000, respectively, which represents the unprovided net deferred tax liabilities as at the two dates, as a result of the change in accounting policy. In addition, the profit for the year ended August 31, 2003 and 2002 have been reduced by HK$79,000 and HK$624,000, respectively.

     As of August 31, 2004, the Company had accumulated tax losses amounting to HK$735,059,000 (2003: HK$598,583,000) may be carried forward and applied to reduce future taxable income which is carried in or derived from Hong Kong, Canada and the United States. The tax effect on the accumulated tax losses amounted to HK$129,222,000 (2003: HK$105,822,000).

     Deferred income tax assets are recognized for tax loss carry forwards to the extent that the related tax benefit through the utilization of tax losses against the future taxable profits is probable. The Company has unrecognized tax losses of HK$40,573,000 at August 31, 2004 (2003: HK$80,577,000) to carry forward against future taxable income, these tax losses will expire in the following periods:

	August 31,
	2003	2004
	HK$’000	HK$’000
	As restated
After 5 years	—	133
From 2 to 5 years	4,600	2,597
No expiry date	75,977	37,843

	80,577	40,573

     The movement in deferred tax assets and liabilities (prior to offsetting of balances within the same taxation jurisdiction) during the year is as follows:

	Accelerated
	depreciation
	allowances		Others		Total
Deferred tax liabilities	2003	2004	2003	2004	2003	2004
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
	As restated				As restated
At September 1,	84,978	110,925	—	—	84,978	110,925
Charged to statements of income	25,947	29,590	—	49	25,947	29,639
Exchange differences	—	(313)	—	—	—	(313)

At August 31,	110,925	140,202	—	49	110,925	140,251

	Tax Losses
Deferred tax assets	2003	2004
	HK$’000	HK$’000
	As restated
At September 1,	(64,783)	(90,651)
Credited to statements of income	(25,868)	(30,950)
Exchange differences	—	12

Balance at August 31,	(90,651)	(121,589)

     Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet:

	August 31,
	2003	2004
	HK$’000	HK$’000
	As restated
Deferred tax assets	—	(229)
Deferred tax liabilities	20,274	18,891

	20,274	18,662

13	Deferred expenditure

	August 31,
	2003	2004
	HK$’000	HK$’000
Additions during the year	—	23,391
Less: Amortisation charge for the year (Note 5)	—	(1,828)

Balance at August 31,	—	21,563

     Deferred expenditure represents costs incurred in acquiring subscribers of the fixed line phone services, which is treated as customer acquisition costs and are amortised over the expected subscription period of the services.

14	Long-term bank loan — secured

     At August 31, 2004, the Company’s bank loan was repayable as follows:

	August 31,
	2003	2004
	HK$’000	HK$’000
Within one year	—	13,333
In the second year	—	20,000
In the third to fifth year	—	60,000
After the fifth year	—	6,667

	—	100,000
Less: current portion of long-term bank loan	—	(13,333)

	—	86,667

     Please refer to Note 16(b) for details of the loan facility associated with this outstanding bank loan balance and securities given by the Company for it. In connection with the draw-down of this bank loan, the Company entered into an interest rate swap agreement with the bank, under which, the Company makes a monthly interest payment at a fixed rate of 2.675% per annum on a notional amount of HK$100 million, and receives monthly interest payments calculated at Hong Kong Interbank borrowing rate (“HIBOR”) during a period from March 2004 to December 2009.

15	Commitments and contingencies

(a)	Capital commitments

	August 31,
	2003	2004
	HK$’000	HK$’000
Purchases of telecommunications, computer and office equipment contracted but not provided for	122,540	213,310

(b)	Commitments under operating leases

     As of August 31, 2003 and 2004, the Company had future aggregate minimum lease payments under non-cancelable operating leases as follows:

	August 31,
	2003	2004
	HK$’000	HK$’000
Leases in respect of land and buildings which are payable:
within one year	10,229	10,419
in the second year	3,240	4,369
in the third year	28	2,688
in the forth year	—	446
in the fifth year	—	462

	13,497	18,384

Leases in respect of telecommunications facilities and computer equipment which are payable:
within one year	22,996	36,479
in the second year	8,324	5,697
in the third year	22	823
in the fourth year	22	800
in the fifth year	—	800
within sixth year to twelve years	—	7,800

	31,364	52,399

	44,861	70,783

(c)	Program fee commitments

     The Company entered into agreements with program content providers for granting the program rights to deliver certain program contents in the Company’s IP-TV services. Minimum amounts of program fees are committed to be paid by the Company which are analysed as follows:

	August 31,
	2003	2004
	HK$’000	HK$’000
Program fee in respect of program rights which are payable:
within one year	—	15,542
in the second year	—	12,873
in the third year	—	5,996

	—	34,411

(d)	Contingent liabilities

	August 31,
	2003	2004
	HK$’000	HK$’000
Bank guarantees provided to suppliers (Note 16(a)(i))	7,812	6,295
Bank guarantee in lieu of payment of utility deposits (Note 16(a)(ii))	3,622	3,622

	11,434	9,917

(e)	Pending litigation

     (i) In July 1998, Cable & Wireless HKT, a Hong Kong company, commenced proceedings against the Company and served a statement of claim which alleged that the Company has breached the terms of a contract it had with Cable & Wireless HKT and committed an economic tort. The Company denied these allegations in a comprehensive defence which included a counterclaim lodged against the plaintiffs seeking damages for anti-competitive practices conducted by Cable & Wireless HKT in Hong Kong. Neither the claim by Cable & Wireless HKT nor the counterclaim by the Company has been quantified. The directors believe that the allegations against the Company are without merit and intend to defend the litigation vigorously. The case is currently in its discovery phase and no provision against the claims has been made in the consolidated financial statements as the directors do not consider provision is necessary.

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

16	Pledge of assets

(a)	As at August 31, 2004, the Company had:

(i)	bank deposits of US$800,000 (equivalent to HK$6,240,000) (2003: HK$Nil) and HK$1,395,000 (2003: HK$11,434,000); and

(ii)	a charge over an investment with market value as at August 31, 2004 of US$468,000 (equivalent to HK$3,650,000) (Note 17) (2003: HK$Nil).

as security for:

(i)	bank guarantees of HK$6,295,000 (2003: HK$7,812,000) issued by the banks to third party suppliers of the Company for payment of certain products and services procured by the Company from these third party suppliers; and

(ii)	bank guarantees of HK$3,622,000 (2003: HK$3,622,000) issued by a bank to certain utility vendors in lieu of payment of utility deposits.

As at August 31, 2004, the Company had pledged bank deposits of HK$7,635,000 (2003: HK$11,434,000).

     (b) On October 9, 2002, the Company entered into a HK$200,000,000 long-term loan facility with The Hong Kong and Shanghai Banking Corporation Limited (“HSBC”) to provide funding for further development of the fixed telecommunications network of Hong Kong Broadband Network Limited (“HKBN”), a wholly-owned subsidiary of the Company. According to the agreement, all amounts under the facility should be drawn by December 31, 2004. The principal balance drawn down is to be repaid in 60 equal monthly installments beginning in January 2005. As at August 31, 2004, the amount drawn down and outstanding was HK$100,000,000 (see note 14).

     On July 27, 2004, the Company entered into an additional HK$200,000,000 long term loan facility with HSBC to provide funding for the same purpose. All amounts under the facility should be drawn by December 31, 2006. The principal balance drawn down is to be repaid in 60 equal monthly installments beginning in January 2007. As at August 31, 2004, the Company has not drawn any amount under this facility.

     The Company is required to comply with certain covenants under the grant of both facilities. Both facilities are secured by a fixed and floating charge over all assets of HKBN.

     (c) As at August 31, 2004, the short-term bank loan was secured by a bank deposit of HK$19,170,000 (2003: HK$18,174,000).

17	Other investments

	August 31
	2003	2004
	HK$’000	HK$’000
Debt securities, at fair value Unlisted outside Hong Kong secured (Note 16(a)(ii)	—	3,650
unsecured	23,370	21,954

	23,370	25,604

18	Long term bank deposit

     The balance is a ten-year US$2,000,000 (2003: US$2,000,000) (equivalent to HK$15,600,000) deposit placed with a bank in which the Company receives a floating rate deposit interest while the principal amount is fully protected. An interest rate of 10% per annum has been guaranteed for the first year of placement in 2003. The deposit will be terminated once the cumulative interest reaches the predetermined accrued interest cap at 13% of principal amount or an aggregate sum of US$260,000 (equivalent to HK$2,028,000), or otherwise, will reach maturity on August 22, 2013 when interest will be paid out at the guaranteed accrued interest rate of 13% or the aggregate interest amount of US$260,000 (equivalent to HK$2,028,000).

19 Share capital

	Authorised Ordinary shares of
	HK$0.10 each
	No. of shares	HK$’000

At August 31, 2003 and August 31, 2004	2,000,000,000	200,000

	Issued and fully paid (Ordinary shares of HK$0.10 each)
	August 31, 2003		August 31, 2004
	No. of shares	HK$’000	No. of shares	HK$’000
At the beginning of the year	500,863,202	50,086	604,959,787	60,496
Exercise of share options (note (a) and (b))	21,120,000	2,112	640,000	64
Exercise of warrants (Note (d))	82,976,585	8,298	4,973,574	497

At the end of the year	604,959,787	60,496	610,573,361	61,057

(a)	During the year ended August 31, 2003, 100,000 shares were issued at a price of HK$0.26 per share and 21,020,000 shares were issued at a price of HK$0.58 per share to the share option holders who exercised their subscription rights. These shares rank pari passu with the then existing shares in issue.

(b)	During the year ended August 31, 2004, 600,000 shares were issued at a price of HK$0.26 per share and 40,000 shares were issued at a price of HK$0.58 per share, respectively to share option holders who had exercised their subscription rights. These shares so issued rank pari passu with the then existing shares in issue.

(c)	Details of the share option scheme of the Company, the share options granted by the Company during the relevant years and the options outstanding at August 31, 2003 and 2004 are set out in Note 25.

(d)	The Company effected a warrant issue at a price of HK$0.11 per warrant to certain qualifying shareholders (shareholders domiciled in Hong Kong) for cash during the year ended August 31, 2002. The issue price per warrant of HK$0.11 and the initial subscription price of HK$0.40 per share were determined after negotiation between the Company and Top Group as underwriter. Top Group is a significant shareholder whose directors are the chairman and managing director of the Company. The Company believes that the terms of the warrant issue were no less favourable than terms available from third parties. One warrant was offered for every five existing shares held on the date of record. The warrants entitle the holders to subscribe for ordinary shares of the Company (on one to one basis) at a price of HK$0.40 per share (subject to adjustment) totalling, HK$39,325,920 in cash, at any time on or before November 1, 2004. If the warrants are fully exercised, the Company will be required to issue 98,314,800 additional shares. During the year ended August 31, 2004, 4,973,574 (2003: 82,976,585) warrants were exercised for an equivalent number of shares and 3,635,439 (2003: 8,609,013) warrants were outstanding at year end. The shares issued rank pari passu with the then existing shares in issue.

20	Cash and cash equivalents

	August 31,
	2003	2004
	HK$’000	HK$’000
Cash and bank balances	88,119	107,517
Bank deposits	313,915	140,000
Short-term bank loan — secured	(18,174)	(19,170)

	383,860	228,347

21	Dividends

	Year ended August 31,
	2002	2003	2004
	HK$’000	HK$’000	HK$’000
Interim, declared and paid, of HK$0.015 (2003:
HK$0.05, 2002: Nil) per ordinary share	—	30,234	9,158
Final, dividend paid, of HK$Nil (2003: HK$0.075, 2002:
Nil) per ordinary share	—	—	45,789

	—	30,234	54,947

22	Banking facilities

     The Company’s banking facilities as of each balance sheet date, denominated in Hong Kong dollars and Japanese Yen, can be analysed as follows:

	Amount available		Amount utilized
	August 31,		August 31,		Terms as of August 31, 2004
	2003	2004	2003	2004	Interest rate	Repayment terms
	HK$’000	HK$’000	HK$’000	HK$’000
Bank overdrafts/bank loans	232,000	432,000	18,174	119,170	Cost of Funds + 0.8% or	Repayable on demand
					HIBOR + 1.5% ~ 1.25% or commercial best lending rate	or by 60 monthly installment from January 1, 2005 or 2007

     The cost of funds and HIBOR rate were 0.05% and 0.44% respectively, as of August 31, 2004. The cost of funds is determined by the individual banks and is subject to revision from time to time.

     The utilized banking facilities as of August 31, 2003 and 2004 were denominated in Hong Kong Dollar and Japanese Yen. The currency denomination of the utilized banking facilities for the borrowings was as follows:

	2003	2004
	HK$’000	HK$’000
Hong Kong Dollars — secured	—	100,000
Japanese Yen — secured	18,174	19,170

Total	18,174	119,170

     The weighted average interest rates of short-term borrowings of the Company were 0.85% as of August 31, 2003 and 2004, respectively.

     The Company has entered into an interest rate swap arrangement for the HK$100,000,000 long-term loan with a bank. Under the arrangement, the Company will pay a fixed rate interest of 2.675% per annum on the notional amount of HK$100,000,000 on a monthly basis commencing from March 2004 to December 2009, and receiving a floating interest at HIBOR rate. The purpose of this arrangement is to hedge the interest payments on the loan drawn down as describe in Note 14 to a fixed rate of 4.175%.

23	Related party transactions

     Significant related party transactions, which were carried out in the normal course of the Company’s business are as follows:

	Year ended August 31,
	2002	2003	2004
	HK$’000	HK$’000	HK$’000
Calling charges payable to KDDI Corporation (Note (a))	13,161	—	—
Interest expenses payable to KDDI Corporation (Note (b))	846	—	—
Disposal of a subsidiary (Note 4)	—	1,950	—

(a)	The calling charges were payable to KDDI Corporation, a former minority shareholder of a subsidiary of the Company, pursuant to the service agreements entered into between the Company and KDDI Corporation in 1999. The transactions were conducted in accordance with the terms of the service agreements and the Company believes that the terms are no less favourable than terms available from third parties. For the year ended August 31, 2002, the above amount represents the calling charges payable to KDDI Corporation for the period from September 1, 2001 to March 13, 2002. KDDI Corporation ceased to have any interest in the subsidiary on March 13, 2002.

(b)	These represent interest payable on the interest-bearing loan from KDDI Corporation. For the year ended August 31, 2002, the above amount represents the interest payable for the period from September 1, 2001 to March 13, 2002.

24	Provident fund arrangements

     The Company contributes to a defined contribution retirement scheme, an Occupational Retirement Scheme (“the ORSO Scheme”), which is available to some of its employees. Under the ORSO Scheme, the employees are required to contribute 5% of their monthly salaries, while the Company’s contributions are calculated at 10% and 5% of the monthly salaries of senior management staff and all other staff, respectively. The employees are entitled to 100% of the employer’s contributions after 10 years of completed service, or at a reduced scale after completion of 3 to 9 years of service. Contributions to the ORSO Scheme are reduced by contributions forfeited by those employees who leave the ORSO Scheme prior to vesting fully in the Company’s contributions.

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

     The aggregate employer’s contributions, net of forfeited contributions, which have been dealt with in the consolidated statements of income during the year are as follows:

	Year Ended August 31,
	2002	2003	2004
	HK$’000	HK$’000	HK$’000
Gross contributions	11,965	16,340	26,922
Less: forfeited contributions utilized to offset the Company’s contributions during the year	(630)	(497)	(635)

Net contributions charged to the consolidated statements of income	11,335	15,843	26,287

     At August 31, 2004, forfeited contribution available to offset future contributions by the Company to the schemes was HK$12,000 (2003: HK$Nil; 2002: HK$21,000).

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

     At an extraordinary general meeting held on December 23, 2002, a new share option scheme (the “2002 Share Option Scheme”) was approved by the shareholders of the Company and the 1997 Share Option Scheme was terminated on the same date. No further share option could be granted under the 1997 Share Option Scheme after the date of its termination, but all share options outstanding in respect of the 1997 Share Option Scheme as of August 31, 2004 shall continue to be exercisable in accordance with the terms of the 1997 Share Option Scheme.

     Under the 2002 Share Option Scheme, directors may grant options to employees (including executive, non-executive and independent non-executive directors), suppliers and professional advisers (“the New Share Options”) to subscribe for Shares in the Company. The maximum number of options authorized under the 2002 Share Option Scheme may not, when aggregated with any shares subject to any other executive and employee share option scheme, exceed 10% of the Company’s issued share capital on the date of adoption. The exercise price of a New Share Option will be determined by the Company’s board of directors at a price not less than the highest of (a) the par value of a share; (b) the average closing price of the Company’s shares for five trading days preceding the grant date; and (c) the closing price of the Company’s shares on the date of grant. The 2002 Share Option Scheme is valid and effective for a ten year period up to December 22, 2012 subject to earlier termination by the Company in general meeting or the board of directors. The period during which a New Share Option may be exercised will be determined by the board of directors at its discretion, save that no option may be exercised after more than ten years from the date of grant. During the year ended August 31 2004, options were granted under the 2002 Share Option Scheme to an eligible participant for the subscription of 6,000,000 shares of the Company at an exercise price of HK$1.47 each.

     Under Hong Kong GAAP, no compensation cost to staff is required to be recognized in respect of the grant of share options. Proceeds from issue of shares upon the exercise of share options are credited to share capital and share premium account respectively and there is no effect on the results of the Company in connection with any share option schemes. Details of compensation cost for share options which is required to be recognized under U.S. GAAP are disclosed in Note 30(a)(i).

     Details of Share Options granted pursuant to the 1997 Share Option Scheme and 2002 Share Option Scheme, and outstanding at August 31, 2002, 2003 and 2004, which will lapse not later than July 11, 2007 and December 22, 2012, respectively, are as follows:

	September 3, 1998	September 10, 1999	October 20, 2000	June 3, 2004
Date of grant	(Note a)	(Note b)	(Note c)	(Note d)
Exercise price per Share (HK$)	0.26	2.10	0.58	1.47
Market price per Share (HK$) at date of grant	0.26	2.10	0.58	1.43

Outstanding at August 31, 2001	3,010,000	60,000	22,386,000	—
Exercised	(2,120,000)	—	(940,000)	—
Cancelled	—	—	(16,000)	—
Lapsed upon resignation of employees	—	—	(20,000)	—

Outstanding at August 31, 2002	890,000	60,000	21,410,000	—
Exercised	(100,000)	—	(21,020,000)	—

Outstanding at August 31, 2003	790,000	60,000	390,000	—
Granted	—	—	—	6,000,000
Exercised	(600,000)	—	(40,000)	—

Outstanding at August 31, 2004	190,000	60,000	350,000	6,000,000

(a)	On September 3, 1998, employees including executive directors were granted options to subscribe for 12,270,000 shares at a price of HK$0.26 per share. These share options are immediately exercisable.

(b)	On September 10, 1999, employees were granted options to subscribe for 674,000 shares at a price of HK$2.10 per share. These share options are immediately exercisable.

(c)	On October 20, 2000, employees including executive directors were granted options to subscribe for 22,408,000 shares at a price of HK$0.58 per share. These share options are immediately exercisable.

(d)	On June 3, 2004, an employee was granted options to subscribe for 6,000,000 shares at a price of HK$1.47 per share. The vesting period for those shares is May 1, 2005 to May 1, 2006.

(e)	The Share Options outstanding in respect of the 1997 Share Option Scheme and 2002 Share Options Scheme as of August 31, 2002, 2003 and 2004 is summarized as follows:

	Number of		Weighted average
	Share Options	Average exercise	market price at the
	Outstanding	price per Share	date of grant
	(Thousands)	HK$’000	HK$’000
Balance at August 31, 2001	25,456	0.55	0.55
Exercised during the year	(3,060)	0.36	0.36
Cancelled during the year	(16)	0.58	0.58
Lapsed upon resignation of employees during the year	(20)	0.58	0.58

Balance at August 31, 2002	22,360	0.57	0.57
Exercised during the year	(21,120)	0.58	0.58

Balance at August 31, 2003	1,240	0.45	0.45
Granted during the year	6,000	1.47	1.43
Exercised during the year	(640)	0.28	0.28

Balance at August 31, 2004	6,600	1.39	1.36

(f)	The following table summarizes the information about share options outstanding at August 31, 2004:

	Exercise	Number		Exercisable
	price at	outstanding at		shares at
Date of grant	August 31, 2004	August 31, 2004	Remaining life	August 31, 2004
		(Thousands)	(Years)	(Thousands)
September 3, 1998	0.26	190	3.0	190
September 10, 1999	2.10	60	3.0	60
October 20, 2000	0.58	350	3.0	350
June 3, 2004	1.47	6,000	10.0	—

		6,600		600

     Except for the share options granted on June 3, 2004, all of the above share options were granted under the 1997 Share Option Scheme and are immediately exercisable. The outstanding share options are exercisable until the date of employment contracts between the Company and its employees are terminated or July 11, 2007, whichever is the earlier. The Share Options granted on June 3, 2004 were granted under the 2002 Share Option Scheme as described in Note 25 (d).

26	Turnover, revenues and segmental information

     Revenue recognized during the year is as follows:

	Year ended August 31,
	2002	2003	2004
	HK$’000	HK$’000	HK$’000
	As restated	As restated
Turnover
International telecommunications services	908,981	875,802	627,978
Fixed telecommunications network services	241,219	423,107	541,902

	1,150,200	1,298,909	1,169,880

Other revenues
Interest income	10,870	3,163	3,753
Other income	1,010	4,373	2,668

	11,880	7,536	6,421

Total revenues	1,162,080	1,306,445	1,176,301

(a)  Primary reporting format — business segments

       The Company is organized on a worldwide basis into two business segments:

•	International telecommunications — provision of international long distance calls services.

•	Fixed telecommunications network — provision of Internet access services, local voice-over-IP services and IP-TV services.

     The Company’s inter-segment transactions mainly consist of provision of leased lines services. The Company believes that the terms were similar to those available from third parties.

	Year ended August 31, 2002
	International	Fixed
	telecommunications	telecommunications
	services	network services	Elimination	Company
	HK$’000	HK$’000	HK$’000	HK$’000
				As restated
Turnover
External sales	908,981	241,219	—	1,150,200
Inter-segment sales	8,100	25,786	(33,886)	—

	917,081	267,005	(33,886)	1,150,200

Segment results	222,651	(121,686)		100,965

Interest expense				(3,504)

Income before taxation				97,461

Segment assets	581,253	746,032	—	1,327,285

Segment liabilities	205,542	152,401	—	357,943
Unallocated liabilities				64,354

Total liabilities				422,297

Capital expenditure	138,521	440,545	—	579,066
Depreciation	32,951	95,339	—	128,290
Goodwill amortization charge	—	1,065	—	1,065

	Year ended August 31, 2003
	International	Fixed
	telecommunications	telecommunications
	services	network services	Elimination	Company
	HK$’000	HK$’000	HK$’000	HK$’000
				As restated
Turnover
External sales	875,802	423,107	—	1,298,909
Inter-segment sales	15,302	26,449	(41,751)	—

	891,104	449,556	(41,751)	1,298,909

Segment results	341,588	(62,692)		278,896

Loss on disposal of a subsidiary				(2,695)
Interest expense				(601)

Income before taxation				275,600

Segment assets	674,066	874,468	—	1,548,534

Segment liabilities	157,524	150,492	—	308,016
Unallocated liabilities			—	61,343

Total liabilities				369,359

Capital expenditure	20,749	229,460	—	250,209
Depreciation	36,043	138,912	—	174,955
Goodwill amortization charge	—	1,065	—	1,065

	Year ended August 31, 2004
	International	Fixed
	telecommunications	telecommunications
	services	network services	Elimination	Company
	HK$’000	HK$’000	HK$’000	HK$’000
Turnover
External sales	627,978	541,902	—	1,169,880
Inter-segment sales	5,682	30,183	(35,865)	—

	633,660	572,085	(35,865)	1,169,880

Segment results	161,463	(109,695)		51,768

Interest expense				(175)

Income before taxation				51,593

Segment assets	532,161	1,151,018	—	1,683,179
Unallocated assets				229

Total assets				1,683,408

Segment liabilities	128,304	340,172	—	468,476
Unallocated liabilities				39,234

Total liabilities				507,710

Capital expenditure	17,164	392,882	—	410,046
Depreciation	29,023	166,929	—	195,952
Goodwill amortization charge	—	1,065	—	1,065

     (b) Geographical segments

     Although the Company’s two business segments are managed on a worldwide basis, they operate in two main geographical areas:

•	Hong Kong — international telecommunications and fixed telecommunications network services.

•	Canada — international telecommunications and fixed telecommunications network services.

     In presenting information on the basis of geographical segments, turnover and segment results are based on the geographical location of customers. Total assets and capital expenditure are based on the geographical location of the assets.

     There were no sales between the geographical segments.

		Segment	Total	Capital
	Turnover	results	assets	expenditure
	2002	2002	2002	2002
	HK$’000	HK$’000	HK$’000	HK$’000
Hong Kong	1,107,987	98,687	1,304,789	578,979
Canada	33,827	2,413	18,099	42
Japan	8,386	(135)	4,397	45

	1,150,200	100,965	1,327,285	579,066

		Segment	Total	Capital
	Turnover	results	assets	expenditure
	2003	2003	2003	2003
	HK$’000	HK$’000	HK$’000	HK$’000
Hong Kong	1,263,160	275,126	1,539,212	250,093
Canada	27,959	3,501	9,322	116
Japan	7,790	269	—	—

	1,298,909	278,896	1,548,534	250,209

Loss on disposal of a subsidiary		(2,695)

Operating profit		276,201

		Segment	Total	Capital
	Turnover	results	assets	expenditure
	2004	2004	2004	2004
	HK$’000	HK$’000	HK$’000	HK$’000
Hong Kong	1,145,102	53,375	1,675,546	409,866
Canada	24,778	(1,607)	7,633	180

	1,169,880	51,768	1,683,179	410,046

Unallocated assets			229

			1,683,408

     (c) During the year ended August 31, 2003, the Company’s operation in Japan was discontinued following the disposal of its subsidiary operating in Japan (Note 4). The contribution to turnover and the operating results in respect of the discontinued Japanese segment are disclosed in (b) above and are included in the international telecommunications services reporting segment.

     (d) Revenue of fixed telecommunications network services for the year includes interconnection charges of HK$38,676,000 (2003: HK$6,090,000) receivable from several mobile operators for the usage of the fixed telecommunications network of the Company. The charges were determined using the available rates under the existing calculation model (fully distributed cost model) for interconnection charges between fixed and mobile operators, which are based on historical cost data of PCCW-HKT. In May 2004, the Telecommunications Authority confirmed to HKBN that mobile operators should pay interconnection charges to fixed network operators in accordance with the existing charging principles under the relevant Telecommunications Authority statements. In August 2004, the Telecommunications Authority agreed to make a determination under 36A of the Telecommunications Ordinance as to the effective date and the level of mobile and fixed interconnection charges payable by one of the mobile operators to HKBN. The Company believes, based on the application of the existing calculation model to our cost structure, we will obtain the same rates applied to PCCW-HKT and this rate will be applicable to all other mobile operators.

27	Financial instruments

(a)	Fair value

     The Company’s financial instruments primarily comprise cash and cash equivalents, short-term loans, bank overdrafts, loan from a minority shareholder/former minority shareholder and other investments and long term debt.

     The fair values of the cash and cash equivalents, short-term loans and bank overdrafts as of August 31, 2003 and 2004 approximate their carrying values because of the short maturity of instruments.

     The fair value of other investments as of August 31, 2004 based on the market prices approximates the carrying value.

     The fair value of the long term debt and long term bank deposit as of August 31, 2004 approximate their carrying values.

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

     Trade receivables — these mainly represent service fee receivables from the Company’s customers in Hong Kong and Canada.

     Deposits, prepayments and other receivables — these are spread among numerous third parties.

28	Off balance sheet items

(a)	Barter transactions

     During the year ended August 31, 2004, HKBN entered into two agreements on the same date with an unrelated third party (the “Contract Party”). Pursuant to one agreement, the Contract Party agreed to sell to HKBN a set of un-activated telecommunications facility (the “Facility”) at a cash consideration of approximately $42 million (the “Facility Consideration”), which HKBN has paid in full as of August 31, 2004.

     In the other agreement entered into between the Contract Party and HKBN, HKBN undertakes to provide certain telecommunication services to the Contract Party with fees computed based on unit service charges specified in the agreement. However, the Contract Party is required to pay to HKBN a guarantee minimum service fee of approximately HK$42 million over a period of three years, commencing September 1, 2004. As at August 31, 2004, a prepayment of the service charges of $36.5 million (the “Prepaid Charges”) was paid by the Contract Party to HKBN.

     The directors of the Company made an assessment of the fair value of the items under exchange and have drawn a conclusion that no fair value could be assigned to them. Accordingly, the Facility was not recognized as an asset and no revenue or deferred revenue was recognized in the financial statements of the Company as at and for the year ended August 31, 2004. The difference between the amounts paid for the Facility Consideration and the Prepaid Charges received, amounting to approximately HK$5.5 million, was recorded as a long-term receivable balance in the balance sheet.

(b)	Interest rate swap

     On January 19, 2004, the Company entered into an interest rate swap arrangement for a notional amount of HK$100,000,000 with a bank. Under the arrangement, the Company will pay a fixed rate interest of 2.675% per annum on the notional amount of HK$100,000,000 on a monthly basis commencing from March 2004 to December 2009, and receiving a floating interest at HIBOR rate. The purpose of this arrangement is to hedge the interest payments on the loan drawn down as described in Note 14 to a fixed rate of 4.175%.

     Under Hong Kong GAAP, there are no specific accounting standards governing the accounting for derivative instruments, however, under U.S. GAAP, it requires all financial instruments and derivatives be recognized on the balance sheet at fair value and the accounting for changes in fair value depends on whether the derivative instrument is designated and qualifies as a hedging relationship. For purposes of the reconciliation of the Company’s financial statements to U.S. GAAP, the interest rate swap has been accounted for at fair value on the balance sheet, the details of which are set out in Note 30 (a)(v).

29	New effective standards/recent accounting pronouncements

(i)	Hong Kong GAAP

     In March 2004, the Hong Kong Institute of Certified Public Accountants (“HKICPA”) issued the following Hong Kong Accounting Standards (“HKASs”) and HKAS Interpretation (“HKAS-Ints”) that were converged with equivalent International Accounting Standards and Standing Interpretations Committee Interpretations issued by the International Accounting Standards Board (“IASB”), most of which were revised recently as a result of the IASB’s improvements project:

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 11	Constructions Contracts
HKAS 12	Income Taxes
HKAS 14	Segment Reporting
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 18	Revenue
HKAS 19	Employee Benefits
HKAS 20	Accounting for Government Grants and Disclosure of Government Assistance
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 26	Accounting and Reporting by Retirement Benefit Plans
HKAS 27	Consolidated and Separate Financial Statements
HKAS 28	Investments in Associates
HKAS 29	Financial Reporting in Hyperinflationary Economies
HKAS 30	Disclosures in the Financial Statements of Banks and Similar Financial Institutions
HKAS 31	Investment in Joint ventures
HKAS 32	Financial Instruments: Disclosure and Presentation
HKAS 33	Earnings Per Share
HKAS 34	Interim Financial Reporting
HKAS 36	Impairment of Assets
HKAS 37	Provisions, Contingent Liabilities and Contingent Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS 40	Investment Property
HKAS 41	Agriculture
HKAS-Int-12	Consolidation — Special Purposes Entities
HKAS-Int 13	Jointly Controlled Entities — Non-Monetary Contributions by Venturers
HKAS-Int 15	Operating Leases — Incentives
HKAS-Int 21	Income Taxes — Recovery of Revalued Non-Depreciable Assets

     The above HKASs and HKAS-Ints will become effective for accounting periods beginning on or after January 1, 2005 and are required to be adopted by us for the year ending August 31, 2006. As a consequence, the following Statement of Standard Accounting Practices (“SSAPs”) and the related interpretations issued by the HKICPA will be superseded at that time:

SSAP 1	Presentation of Financial Statements (revised 2001)
SSAP 2	Net Profit or Loss for the Period, Fundamental Errors and Changes in Accounting Policies (revised 2001)
SSAP 5	Earnings Per Share (revised 1998)
SSAP 9	Events after the Balance Sheet Date (revised 2001)
SSAP 10	Accounting for Investments in Associates (revised 2001)
SSAP 11	Foreign Currency Translation (revised 2001)
SSAP 12	Income Taxes
SSAP 13	Accounting for Investment Properties (revised 2000)
SSAP 14	Leases (revised 2000)
SSAP 17	Property, Plant and Equipment (revised 2001)
SSAP 18	Revenue (revised 2001)
SSAP 19	Borrowing Costs
SSAP 20	Related Party Disclosures
SSAP 21	Accounting for Interests in Joint Ventures (revised 2001)
SSAP 22	Inventories (revised 2001)
SSAP 23	Construction Contracts (revised 2001)
SSAP 24	Accounting for Investments in Securities
SSAP 25	Interim Financial Reporting (revised 2001)
SSAP 26	Segment Reporting (revised 2001)
SSAP 28	Provisions, Contingent Liabilities and Contingent Assets
SSAP 29	Intangible Assets
SSAP 31	Impairment of Assets
SSAP 32	Consolidated Financial Statements and Accounting for Investments in Subsidiaries
SSAP 34	Employee Benefits (revised 2003)
SSAP 35	Accounting for Government Grants and Disclosure of Government Assistance
SSAP 36	Agriculture
Interpretation 1	Costs of Modifying Existing Software
Interpretation 5	Property, Plant and Equipment — Compensation for the Impairment or Loss of Items
Interpretation 8	Presentation of Financial Statements — Current Assets: Classification of Restricted and Appropriated Cash Balance
Interpretation 10	Earnings per Share — Financial Instruments and Other Contracts that may be Settled in Shares
Interpretation 18	Consolidated and Equity Method — Potential Voting Rights and Allocation of Ownership Interests

     Given the HKICPA’s policy to converge Hong Kong accounting standards with the IASB’s financial reporting standards, the HKASs were issued to adopt the changes made as a result of the IASB improvements project as well as to eliminate, to the greatest extent possible, all differences that previously existed between Hong Kong accounting standards and the equivalent International Accounting Standards (“IASs”) issued by the IASB.

     During 2004, the HKICPA issued the following Hong Kong Financial Reporting Standards (“HKFRS”):

HKFRS 2	Share-based Payment
HKFRS 3	Business Combinations
HKFRS 4	Insurance Contracts
HKFRS 5	Non-current Asset Held for Sale and Discontinued Operations

     In April 2004, the HKICPA issued HKFRS 2 “Share-based Payment” (“HKFRS 2”). HKFRS 2 prescribes the recognition principles and fair value measurement basis for all-share based payment transactions, including (i) equity-settled share-based payment transactions; (ii) cash-settled share-based payment transactions; and (iii) transactions with a choice of whether they are settled in cash or by issuing equity instruments. It requires companies to reflect in their profit or loss and financial position the effects of share-based payment transactions, including expenses associated with transactions in which share options are granted to employees. HKFRS 2 applies to grant of shares, share options or other equity instruments that were granted after November 7, 2002 and had not yet vested as at January 1, 2005 and it applies retrospectively to liabilities arising from share-based payment transactions existing as at January 1, 2005.

     In August 2004, the HKICPA issued HKFRS 3 “Business Combinations” requires that all business combinations within the scope of HKFRS 3 must be accounted for using the purchase method. Costs expected to be incurred to restructure an acquired entity’s (or the acquirer’s) activities must be treated as post-combination expenses, unless the acquired entity has a pre-existing liability for restructuring its activities. Intangible items acquired in a business combination must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. Identifiable assets acquired, and liabilities and contingent liabilities incurred or assumed, must be measured initially at fair value. Amortisation of goodwill and intangible assets with indefinite useful lives is prohibited. Instead they must be tested for impairment annually, or more frequently if events or changes in circumstances indicate a possible impairment. Negative goodwill should be credited to the income statements immediately.

     The Company is currently assessing the potential impact on the adoption of HKFRS 2 and HKFRS 3 may have on our financial statements presented in accordance with Hong Kong GAAP.

     The Company considers that there is no significant impact on the adoption of HKFRS 4 and HKFRS 5 on our financial statements presented in accordance with Hong Kong GAAP.

(ii)	U.S. GAAP

     The United States Financial Accounting Standards Board (“FASB”) has issued certain pronouncements which are effective or will be effective with respect to the fiscal years presented in the consolidated financial statements: —

(a) In December 2003, the FASB issued FIN 46-R “Consolidation of Variable Interest Entities — an Interpretation of ARB No. 51. FIN 46-R requires that certain variable interest entities, or VIE’s, be consolidated by their primary beneficiary if the primary beneficiary is subject to a majority of the risk of loss from the VIE activities, or entitled to receive a majority of the VIE’s residual returns, or both. An entity is subject to FIN 46-R and is considered to be a VIE if it has (1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) equity investors that cannot make significant decisions about the entity’s operations, or that do not absorb the expected losses or receive the expected returns of the entity. FIN 46-R is effective immediately for all new VIE’s created or acquired after January 31, 2003. For VIE’s created or acquired prior to February 1, 2003, the provisions of FIN 46-R must be applied by the end of the first reporting period ending after March 15, 2004. The adoption of FIN 46 for VIEs would not have any significant impact on our financial statements.

(b) In December 2003, the Securities and Exchange Commission issued SAB No. 104, “Revenue Recognition”. SAB No. 104 supersedes SAB No. 101, “Revenue Recognition in Financial Statements”. SAB No. 104’s primary purpose is to rescind accounting guidance contained in SAB No. 101 related to multiple element revenue arrangements, superseded as a result of the issuance of Emerging Issues Task Force Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”). Additionally, SAB No. 104 rescinds the Securities and Exchange Commission’s Revenue Recognition in Financial Statements Frequently Asked Questions and Answers (“the FAQ”) issued with SAB No. 101 that had been codified in Securities and Exchange Commission Topic 13, Revenue Recognition. Selected portions of the FAQ have been incorporated into SAB No. 104. While the wording of SAB No. 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB No. 101 remain largely unchanged by the issuance of SAB No. 104. As a result, the adoption of this pronouncement did not have any impact on the Company’s consolidated financial statements.

30	Summary of differences between Hong Kong GAAP and U.S. GAAP

     The Company’s consolidated financial statements are prepared in accordance with Hong Kong GAAP, which differ in certain significant respects from U.S. GAAP. Differences between Hong Kong GAAP and U.S. GAAP which have significant effects on the consolidated net income, total shareholders’ equity and statements of cash flows of the Company are summarized as follows:

(a)	Net income and total shareholders’ equity

		Year ended August 31,
	Note	2002	2003	2004
		HK$’000	HK$’000	HK$’000
		As restated	As restated
Net income
As stated under Hong Kong GAAP		90,505	257,743	49,550
U.S. GAAP adjustments: —
Compensation benefit cost associated with share options	(i)	(21,586)	2,731	270
Amortization of goodwill (acquired prior to June 30, 2001)	(ii)	(1,019)	—	—
Reversal of amortization of goodwill (acquired after June 30, 2001)	(ii)	1,065	1,065	1,065
Fair value of interest rate swap	(v)	—	—	680

Net income under U.S. GAAP		68,965	261,539	51,565

Profit from continuing operations (less taxation 2004: HK$2,043,000, 2003: HK$17,857,000, 2002: HK$15,186,000)		69,317	264,151	51,565
Profit/(loss) from discontinued operations (less taxation 2004: Nil, 2003: Nil, 2002: HK$4,000)	(iv)	(352)	83	—
Loss arising from disposal of discontinued operations	(iv)	—	(2,695)	—

Net income under U.S. GAAP		68,965	261,539	51,565

Year ended August 31,
	Note	2002	2003	2004
		HK$	HK$	HK$
Earnings/(loss) per share under U.S. GAAP
Basic:
Continuing operations		14.0 cents	47.8 cents	8.5 cents
Discontinued operations		(0.1) cents	(0.5) cents	—

Total	(iii)	13.9 cents	47.3 cents	8.5 cents

Diluted:
Continuing operations		12.3 cents	42.9 cents	8.4 cents
Discontinued operations	(iv)	(0.1) cents	(0.4) cents	—

Total	(iii)	12.2 cents	42.5 cents	8.4 cents

		August 31,
	Note	2002	2003	2004
		HK$’000	HK$’000	HK$’000
		As restated	As restated
Total shareholders’ equity
As stated under Hong Kong GAAP		904,988	1,179,175	1,175,698
U.S. GAAP adjustments:
Goodwill	(ii)	5,092	5,092	5,092
Accumulated amortization of goodwill	(ii)	(3,735)	(3,735)	(3,735)
Reversal of amortization of goodwill	(ii)	1,065	2,130	3,195
Fair value of interest rate swap	(v)	—	—	680

Total shareholders’ equity under U.S. GAAP		907,410	1,182,662	1,180,930

(i)	Compensation cost for share options

     APB No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations have been applied in the computation of the compensation cost for outstanding share options granted to the Company’s employees.

     Under Hong Kong GAAP, no compensation cost to staff is required to be recognized in respect of the grant of share options. Proceeds from issue of shares upon the exercise of share options are credited to share capital and share premium accounts respectively and there is no effect on the results of the Company in connection with any share option schemes.

     The Company issued 1,500,000 options to certain executive directors of the Company at an exercise price fixed at HK$1.20 on September 19, 1997. The difference of HK$0.30 per Share between the exercise price of HK$1.20 and the market value of the Shares on September 19, 1997 of HK$1.50 was being amortized to the statements of income over the vesting period of the options of three years up to September 18, 2000. Pursuant to a board resolution passed on October 20, 2000, the options were cancelled and on the same date, 1,500,000 options were issued to the same executive directors at an exercise price fixed at HK$0.58 per Share. Due to this repricing arrangement, under U.S. GAAP the 1,500,000 options have been accounted for as variable options since that date in accordance with FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation”, and various interpretations of APB25. Compensation expense is recognized based on the difference between the exercise price of HK$0.58 and the Company’s share price at the date on which they are exercised or at each balance sheet date if they are still outstanding.

     Pursuant to a board resolution passed on October 20, 2000, 20,908,000 out of 21,030,000 options granted to certain employees including three executive directors on June 2, 2000 at an exercise price of HK$1.50 were cancelled. On the same date, 20,908,000 new options were issued to the same employees including three executive directors at an exercise price fixed at HK$0.58. Because of this repricing arrangement, these options shall also be accounted for as variable options and compensation expense is recognized based on the difference between the exercise price of HK$0.58 and the Company’s share price at the date on which they are exercised or at each balance sheet date if they are still outstanding and amortized to the profit and loss account over the vesting period of the options. All options were fully vested as of August 31, 2004. A benefit was recorded in the years ended August 31, 2003 and 2004 in calculating the final cost amount associated with options that were exercised during the year.

     During the year ended August 31, 2004, the Company issued 6,000,000 options to an employee at an exercise price fixed at HK$1.47 on June 3, 2004. The difference of HK$0.04 per Share between the exercise price of HK$1.47 and the market value of the Shares on June 3, 2004 of HK$1.43 was being amortised to the statement of income over the vesting period from May 1, 2005 to May 1, 2006.

     Although the Company accounts for share options using the intrinsic value method in APB 25, pro forma information regarding net income and earnings per share is required by SFAS No. 123 “Accounting for Stock-Based Compensation”, and has been determined as if the Company had accounted for its employee share options under the fair value method outlined in SFAS 123. The weighted average fair value of options granted during the years ended August 31, 2000 and 2001 were HK$3.84 and HK$0.51, respectively. No options were granted in fiscal 2002 and 2003 and therefore no assumptions were required as new calculations were not performed in fiscal 2002 and 2003. During the year ended August 31, 2004, 6,000,000 share options were granted and its fair value is HK$0.7. The fair value for these options was estimated at the date of grant using the Black-Scholes Option Valuation model with the following weighted-average assumptions for the relevant years:

	Year ended August 31,
Weighted average	2001	2004
Risk-free interest rates	6.6%	3.78%
Dividend yield	0%	1.02%
Volatility factor of the expected market price of the Company’s shares	102.0%	59.04%
Expected life of the options	5.4 years	5 years

     For the purpose of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options’ vesting period. Options will be vested during May 1, 2005 to May 1, 2006. The Company’s pro forma information for the years ended August 31, 2002, 2003 and 2004 is set out as follows:

	Year ended August 31,
	2002	2003	2004
	HK$’000	HK$’000	HK$’000
Net income
As reported	68,965	261,539	51,565
Add: total stock-based employee compensation expense determined under intrinsic value method for all awards	21,586	(2,731)	(270)
Less: total stock-based employee compensation expense determined under fair value method for all awards, net of tax	(18,219)	—	(1,904)

Pro forma	72,332	258,808	49,391

Basic earnings per share
As reported	HK$13.9 cents	HK$47.3 cents	HK$8.5 cents
Pro forma	HK$14.6 cents	HK$46.8 cents	HK$8.1 cents
Diluted earnings per share
As reported	HK$12.2 cents	HK$42.5 cents	HK$8.4 cents
Pro forma	HK$12.8 cents	HK$42.1 cents	HK$8.0 cents

(ii)	Goodwill

     Prior to September 1, 2001, under Hong Kong GAAP the Company charged goodwill on acquisition of a business, which represents the excess of the cost of investment over the fair value ascribed to the net underlying assets acquired, against available reserves. In accordance with the change in accounting standards of Hong Kong GAAP, goodwill on acquisitions occurring on or after September 1, 2001 is shown separately on the consolidated balance sheet and is amortized using the straight-line method over its estimated useful life (see Note 2(b) of the notes to the consolidated financial statements). Goodwill arising on major strategic acquisitions of the Company to expand its product or geographical market coverage is amortized over a period of not more than five years. The Company has taken advantage of the transitional provisions of Statement of Standard Accounting Practice No. 30 “Business Combinations” issued by the Hong Kong Society of Accountants and goodwill previously written off against reserves has not been restated. Where an indication of impairment exists, the carrying amount of goodwill, including goodwill previously written off against reserves, is assessed and written down immediately to its recoverable amount with the charge being recorded in the Company’s consolidated statements of income.

     Under U.S. GAAP, goodwill recorded on the acquisition of a business prior to June 30, 2001 was capitalized and amortized to the consolidated statements of income over its expected useful life of five years. In June 2001, the FASB issued SFAS 142 “Goodwill and Other Intangible Assets” effective for fiscal years beginning after December 15, 2001. In connection with the adoption of this standard, in fiscal 2003 under U.S. GAAP, the Company ceased amortizing goodwill recognized on business combinations initiated prior to June 30, 2001 and performed a transitional goodwill impairment assessment. Goodwill recognized on business combinations initiated after June 30, 2001, is not amortised under SFAS No. 142 in fiscal 2002 and is required to be tested annually for impairment in accordance with the provisions of SFAS No. 142. The Company has performed the transitional goodwill impairment tests on the goodwill recorded prior to and after June 30, 2001 and no impairment loss was identified. The Company has also performed the impairment tests on the goodwill recorded prior to and after June 30, 2001 at the fiscal year end and no impairment loss was identified from the process for year ended August 31, 2004.

(iii)	Earnings per share

	Year ended August 31,
	2002	2003	2004
	HK$’000	HK$’000	HK$’000
Net income under U.S. GAAP	68,965	261,539	51,565
Basic weighted average common shares issued and outstanding (in 000’s)	495,181	552,600	610,095
Incremental shares from assumed exercise of share options (in 000’s)	11,219	7,112	604
Incremental shares from assumed exercise of warrants (in 000’s)	59,489	55,390	3,666

Diluted weighted average common and potential shares issued and outstanding (in 000’s)	565,889	615,102	614,365

Earnings per share under U.S. GAAP
Basic	HK$13.9 cents	HK$47.3 cents	HK$8.5 cents

Diluted	HK$12.2 cents	HK$42.5 cents	HK$8.4 cents

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

     At August 31, 2002, 2003 and 2004, 60,000 options to purchase shares of the Company, were outstanding but have not been included in the calculation of diluted earnings per share as the effect of exercise would have been anti-dilutive.

(iv)	Discontinued operations

     The discontinued operations of the Company for years ended August 31, 2002 and 2003 included the operating loss of approximately HK$352,000 and operating profit of approximately HK$83,000 respectively of the subsidiary operating in Japan. Under Hong Kong GAAP, presentation of continuing and discontinued operations is not required to be disclosed on the face of the consolidated statements of income, while under U.S. GAAP, profit or loss from discontinued operations would be shown on a separate line in the consolidated statements of income below income from continuing operations.

(v)	Interest rate swap

     In connection with the drawdown of the long term bank loan of HK$100 million in the year ended August 31, 2004, the Company engages in an interest rate swap agreement to hedge the impact of fluctuations in interest rates. Under Hong Kong GAAP, there are no specific accounting standards governing the accounting for derivative instruments. As a result, the Company does not recognise the interest rate swap at fair value and does not account for the gains or losses relating to the fair value changes in this derivative. Interest income or expense arising from the interest rate swap contracts are netted off against the related interest income or expenses applicable to the bank loan.

     Under U.S. GAAP, the Company adopted SFAS No. 133 “Accounting for Derivative Instruments and Hedge Activities”, as amended by SFAS No. 138 “Accounting for Certain Derivative Instruments and Certain Hedging Activities” which requires all financial instruments and derivatives be recognized on the balance sheet at fair value. The accounting for changes in fair value depends on whether the derivative instrument is designated and qualifies as a hedging relationship. For derivatives not designed as hedging instrument, the gain or loss is recognized in earnings in the period of change. Since the interest rate swap is not designated as a hedge, the gain or loss on this derivative instrument is recognized currently in earnings.

(b)	Statements of income under U.S. GAAP

     Under Hong Kong GAAP, depreciation charges of network assets are included in general and administrative expenses under operating expenses.

     Under U.S. GAAP, however, depreciation charges of networks assets which are directly related to the generation of revenue are included in cost of services provided. As a result, under U.S. GAAP, the consolidated statements of income, including the U.S. GAAP adjustments as set out in note 30(a), would be reported as follows:

	Year ended August 31,
	2002	2003	2004
	HK$’000	HK$’000	HK$’000
Revenue from provision of telecommunication and other services, net	1,141,814	1,291,119	1,169,880
Cost of services provided	(555,692)	(469,238)	(499,519)

Gross profit	586,122	821,881	670,361

Operating expenses:
Salaries and related costs	(215,523)	(215,541)	(226,380)
Sales and marketing expenses	(168,440)	(182,471)	(228,169)
General and administrative expenses	(123,376)	(130,965)	(157,628)
Provision for doubtful accounts receivable	(10,252)	(17,685)	(11,502)

Income from operations	68,531	275,219	46,682
Bank interest income	10,870	3,163	3,753
Interest expense	(3,291)	(415)	(175)
Other income, net	159	4,041	3,348

Income before taxation	76,269	282,008	53,608
Income tax charges	(15,186)	(17,857)	(2,043)

Income after taxation	61,083	264,151	51,565
Minority interests	8,234	—	—

Income from continuing operations	69,317	264,151	51,565
Net income/(loss) from discontinued operation	(352)	83	—
Loss arising from disposal of a subsidiary	—	(2,695)	—

Net income	68,965	261,539	51,565

(c)	Comprehensive income

     The comprehensive income of the Company, disclosed in accordance with SFAS No. 130 “Reporting Comprehensive Income”, is set out as follows:

	Year ended August 31,
	2002	2003	2004
	HK$’000	HK$’000	HK$’000
Net income under U.S. GAAP	68,965	261,539	51,565
Foreign currency translation adjustments	204	(200)	(248)

Comprehensive income	69,169	261,339	51,317

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(d)	Statement of changes in shareholders’ equity under U.S. GAAP

	Ordinary shares
	Number of			Additional				Total
	shares	Amount	Share	paid in	Warrant	Exchange	Retained	shareholders’
	outstanding	outstanding	premium	capital	reserve	reserve	profits	equity
		HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Balance at August 31, 2001	491,074,000	49,107	569,180	9,619	—	(242)	175,447	803,111
Shares issued upon exercise of share options	3,060,000	306	790	—	—	—	—	1,096
Compensation cost for outstanding share options	—	—	—	21,586	—	—	—	21,586
Issue of warrants	—	—	—	—	10,815	—	—	10,815
Expenses in connection with issue of warrants	—	—	—	—	(1,058)	—	—	(1,058)
Shares issued upon exercise of warrants	6,729,202	673	2,686	—	(668)	—	—	2,691
Net income	—	—	—	—	—	—	68,965	68,965
Foreign currency translation adjustments	—	—	—	—	—	204	—	204
Comprehensive income	—	—	—	—	—	—	—	69,169

Balance at August 31, 2002	500,863,202	50,086	572,656	31,205	9,089	(38)	244,412	907,410
Shares issued upon exercise of share options	21,120,000	2,112	10,106	—	—	—	—	12,218
Compensation cost for outstanding share options	—	—	—	(2,731)	—	—	—	(2,731)
Shares issued upon exercise of warrants	82,976,585	8,298	33,124	—	(8,231)	—	—	33,191
Exchange reserve realized upon disposal of a subsidiary	—	—	—	—	—	1,469	—	1,469
2003 Interim dividend paid (Note 21)	—	—	—	—	—	—	(30,234)	(30,234)
Net income	—	—	—	—	—	—	261,539	261,539
Foreign currency translation adjustments	—	—	—	—	—	(200)	—	(200)
Comprehensive income	—	—	—	—	—	—	—	261,339

Balance at August 31, 2003	604,959,787	60,496	615,886	28,474	858	1,231	475,717	1,182,662
Shares issued upon exercise of share options	640,000	64	115	—	—	—	—	179
Compensation cost for outstanding share options	—	—	—	(270)	—	—	—	(270)
Shares issued upon exercise of warrants	4,973,574	497	1,985	—	(493)	—	—	1,989
2003 final dividend paid (Note 21)	—	—	—	—	—	—	(45,789)	(45,789)
2004 interim dividend paid (Note 21)	—	—	—	—	—	—	(9,158)	(9,158)
Net income	—	—	—	—	—	—	51,565	51,565
Foreign currency translation adjustments	—	—	—	—	—	(248)	—	(248)
Comprehensive income	—	—	—	—	—	—	—	51,317

Balance at August 31, 2004	610,573,361	61,057	617,986	28,204	365	983	472,335	1,180,930

(e)	Statement of cash flows

     Under Hong Kong GAAP, in adopting SSAP 15 (revised), only three categories of activities are reported: operating activities; investing activities and financing activities, which is similar to U.S. GAAP. However, the difference is that cash flows from interest income would be included in investing activities under Hong Kong GAAP but it would be included in operating activities under U.S. GAAP. Further, under Hong Kong GAAP, cash and cash equivalents include bank loans and overdrafts repayable within three months from the date of the advance, such items would not be considered as cash and cash equivalents under U.S. GAAP and would be included in financing activities under U.S. GAAP.

     Under U.S. GAAP, the following amounts would be reported:

	Year ended August 31,
	2002	2003	2004
	HK$’000	HK$’000	HK$’000
Net cash provided from operating activities	321,814	417,663	207,516
Net cash used in investing activities	(486,082)	(312,797)	(409,997)
Net cash provided from/(used in) financing activities	(20,620)	(11,280)	48,217

(Decrease)/increase in cash and cash equivalents	(184,888)	93,586	(154,264)
Cash and cash equivalents at the beginning of year	494,159	309,583	402,034
Effect of foreign exchange rate changes	312	(1,135)	(253)

Cash and cash equivalents at the end of year	309,583	402,034	247,517

(f)	Deferred taxes

     Until August 31, 2003, under Hong Kong GAAP, deferred taxation is accounted for at the current taxation rate with respect to timing differences between profit as computed for taxation purposes and profit as stated in the account to the extent that a liability or an asset is expected to be payable or receivable in the foreseeable future. In determining whether a liability is expected to be payable in the foreseeable future the Company assesses the effect of its capital expenditures and other plans. If these plans indicate that sufficient accelerated depreciation allowances will be available to offset the effect of the reversal of timing differences, a deferred tax liability is not established for such timing differences, in accordance with the requirements of Hong Kong GAAP.

     With effect from September 1, 2004, in order to comply with SSAP 12 (revised) issued by the HKICPA, the company adopted a new accounting policy for deferred tax as follow:

     Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts.

     Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

     The new accounting policy has been adopted retrospectively.

     Under U.S. GAAP, the Company is required to recognize deferred tax assets and liabilities for the expected future tax consequences of all events that have been included in the account or tax returns. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial reporting basis and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Future tax benefits in respect of tax losses carry forward are also required to be recognized in full. A valuation allowance is required to be established for such assets if it is more likely than not that the Company will not be able to utilize such benefits in the future.

     As a result of the adoption of SSAP 12 (revised), there are no longer any differences arising from the recognition of deferred tax under Hong Kong GAAP and U.S. GAAP.

     As of August 31, 2004, the Company had accumulated tax losses amounting to HK$735,059,000 (2003: HK$598,583,000) may be carried forward and applied to reduce future taxable income which is carried in or derived from Hong Kong, Canada and the United States. The tax effect on the accumulated tax losses amounted to HK$129,222,000 (2003: HK$105,822,000).

     The tax losses of the Hong Kong subsidiaries can be carried forward indefinitely while the tax losses of subsidiaries in the Mainland China and overseas expire within periods ranging from 2 to 20 years. Realisation of deferred tax assets associated with tax loss carry forwards is dependent upon generating sufficient taxable income. At August 31, 2004, a valuation allowance of HK$7,633,000 (2003: HK$15,171,000) had been provided for against the remaining deferred tax assets related to the tax losses carried forward since management believes it is more likely than not that insufficient taxable income will be generated in the foreseeable future to utilise the tax loss carry forwards.

     Changes in the valuation allowance consist of:

	Year ended August 31,
	2002	2003	2004
	HK$’000	HK$’000	HK$’000
Balance at beginning of the year	49,049	62,739	15,171
(Reduction)/additions to income tax expenses	13,690	(47,568)	(7,538)

Balance at end of the year	62,739	15,171	7,633

(g)	Other investments

     Under Hong Kong GAAP, other investments of the Company are carried at fair value. At each balance sheet date, the net unrealised gains or losses arising from the changes in fair value of other investments are recognized in the consolidated statements of income.

     Under U.S. GAAP, the Company adopted SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”, as amended by SFAS No. 138 “Accounting for Certain Derivative Instruments and Certain Hedging Activities” for other investments during the year. SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that all derivatives be recorded on the balance sheet at fair value. Additionally, it requires that an embedded derivative instrument to be separated from the host contract and accounted for as a derivative instrument if all the following criteria are met: the economic characteristics of the embedded derivative are not clearly and closely related to the economic characteristics of the host contract; the hybrid instrument is not re-measured at fair value with changes in fair value reported in earnings and a separate derivative with the same terms as the embedded derivative would meet the definition of a derivative instrument under SFAS No. 133. If an embedded derivative instrument is separated from its host contract, the host contract shall be accounted for based on U.S. GAAP applicable of that type that do not contain embedded derivative instruments. However, if an embedded derivative instrument cannot be reliably identified and measured separately from the host contract, the entire contract shall be measured at fair value with gain or loss recognized in the statements of income, but it may not be designated as hedging instrument.

     As the embedded derivative of the other investments held by the Company as of August 31, 2004 cannot be reliably identified and measured separately from the host contract, the entire contract has been measured at fair value under U.S. GAAP. There is no reconciling difference between Hong Kong GAAP and U.S. GAAP in this respect. Unrealised loss has been recognized in the statements of income for the year ended August 31, 2004.

31	Post balance sheet event

     (a) In August 2004, HKBN launched its off-network local voice-over-IP phone services (“Broadband Phone Services”) for customers in Hong Kong. In early October 2004, PCCW-HKT Telephone Limited and PCCW-IMS Limited (collectively, “Applicants”) applied for leave to apply for judicial review against the decision of the Telecommunications Authority by a letter dated September 22, 2004 stating that there is no evidence to suggest that HKBN’s Broadband Phone Services is outside the scope of its Fixed Telecommunications Network Services Licence. HKBN was added by the Applicants as an interested party in these judicial review proceedings.

     No revenue or cost had been recorded in the consolidated profit and loss accounts for the year ended August 31, 2004 in relation to the Broadband Phone Services. The cumulative capital expenditure incurred by the Company for the Broadband Phone Services as at August 31, 2004 was approximately HK$4.3 million. The board of directors of the Company presently have not formed any views as to any material adverse effect to the Company that may arise from this event.

     (b) Subsequent to August 31, 2004, the Company drew down additional bank loan in an amount of HK$100 million. On January 3, 2005, approximately HK$3.3 million was repaid. On January 20, 2005, the Company completed a US$125 million notes offering of 8.75% Senior Notes due 2015 (the “Notes”). This offering was an underwritten transaction and the net proceeds were approximately US$121.0 million after deduction of expenses and commissions. The Company used the net proceeds, in part, to repay in full the then outstanding loan facility in the amount of HK$196.7 million.

     The Notes contain covenants restricting the ability of the Company to, among other things:

•	pay dividends, make distributions, redeem capital stock and make certain other restricted payments or investments;

•	incur additional indebtedness or issue certain equity interests;

•	merge, consolidate or sell all or substantially all of our assets;

•	issue or sell capital stock of some of our subsidiaries;

•	sell or exchange assets or enter into new businesses;

•	create any restrictions on the payment of dividends, the making of distributions, the making of loans and the transfer of assets;

•	create liens on assets;

•	enter into sale and lease back transactions; and

•	enter into certain transactions with affiliates or related persons.

     All of these limitations are subject to exceptions and qualifications specified in the indenture governing the Notes.

32	Supplemental Guarantors Consolidated Financial Information

     The Notes mentioned above in Note 31(b) are irrevocably and unconditionally guaranteed, jointly and severally, on a senior unsecured basis by all of the subsidiaries of City Telecom (HK) Limited (collectively defined as “Guarantor Subsidiaries”), except CTI Guangzhou Customer Services Co. Ltd. in the PRC (“Non-guarantor Subsidiary”).

     The condensed consolidated financial information is presented below and should be read in connection with the consolidated financial statements of City Telecom (HK) Limited prepared under HK GAAP. Separate financial statements of the Guarantor Subsidiaries are not presented because the Guarantor Subsidiaries are wholly-owned and will fully and unconditionally guarantee to the Notes on a joint and several basis. Reconciliations to U.S. GAAP are not presented because the majority of the reconciling items relate to City Telecom (HK) Limited and Guarantor Subsidiaries and such reconciling items are already disclosed and explained in Note 30.

     The following condensed consolidated financial information presents the condensed consolidated balance sheets as of August 31, 2004 and 2003 and the related condensed consolidated statements of income and statements of cash flows for the years ended August 31, 2004, 2003 and 2002 of (a) City Telecom (HK) Limited, the parent; (b) the Guarantor Subsidiaries on a combined basis; (c) the Non-guarantor Subsidiary; (d) eliminating entries; and (e) the total consolidated amounts.

Condensed Consolidated Balance Sheet as of August 31, 2004

	City Telecom	Guarantor	Non-Guarantor	Eliminating	Consolidated
	(HK) Limited	Subsidiaries	Subsidiary	Entries	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Current assets
Cash and bank balances	199,643	41,691	6,183		247,517
Pledged bank deposits	20,565	6,240	—		26,805
Trade receivables, net	24,275	110,574	—		134,849
Other receivables, deposits and prepayments	13,060	59,865	1,967	(30,863)	44,029

Total current assets	257,543	218,370	8,150		453,200
Fixed assets, net	157,407	983,872	17,596		1,158,875
Investments in subsidiaries(1)	909,126	269,029	—	(1,178,155)	—
Long-term bank deposits	15,600	—	—		15,600
Other long-term assets	22,310	31,292	—	2,131	55,733

Total assets	1,361,986	1,502,563	25,746		1,683,408

Current liabilities
Amounts due to subsidiaries/fellow subsidiaries	10,000	683,771	9,591	(703,362)	—
Trade payables	72,577	49,882	—		122,459
Deposits received	11,093	6,890	—		17,983
Current portion of deferred service income	29,222	35,076	—	(29,010)	35,288
Other payables and accrued charges	24,113	157,173	8,890	(1,571)	188,605
Income tax payable/(recoverable)	1,271	(98)	—		1,173
Short-term bank loan — secured	19,170	—	—		19,170
Current portion of long-term bank loan — secured	—	13,333	—		13,333

Total current liabilities	167,446	946,027	18,481		398,011
Long-term liabilities
Long-term bank loan — secured	—	86,667	—		86,667
Other long-term liabilities	18,842	4,141	49		23,032

Total liabilities	186,288	1,036,835	18,530		507,710
Commitments and contingencies
Shareholders’ equity
Ordinary shares, par value $0.1 per share
— 2,000,000,000 shares authorized at August 31, 2004
— 610,573,361 shares issued and outstanding at August 31, 2004	61,057	15,486	8,131	(23,617)	61,057
Share premium	617,986	470,836	—	(470,836)	617,986
Retained profits/(accumulated losses)	495,307	(20,637)	(852)	21,489	495,307
Other reserves	1,348	43	(63)	20	1,348

Total shareholders’ equity	1,175,698	465,728	7,216		1,175,698

Total liabilities and shareholders’ equity	1,361,986	1,502,563	25,746		1,683,408

(1)	The investment in subsidiaries amounts at City Telecom (HK) Limited level have included the share of net assets of its subsidiaries using the equity method of accounting.

Condensed Consolidated Balance Sheet as of August 31, 2003

	City Telecom	Guarantor	Non-Guarantor	Eliminating	Consolidated
	(HK) Limited	Subsidiaries	Subsidiary	Entries	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Current assets
Cash and bank balances	370,686	29,317	2,031		402,034
Pledged bank deposits	1,812	27,796	—		29,608
Trade receivables, net	32,011	62,069	—		94,080
Other receivables, deposits and prepayments	17,720	42,639	2,833	(28,478)	34,714

Total current assets	422,229	161,821	4,864		560,436
Fixed assets, net	176,441	756,051	13,460		945,952
Investments in subsidiaries(1)	771,627	430,153	—	(1,201,780)	—
Long-term bank deposits	15,580	—	—		15,580
Other long-term assets	23,370	—	—	3,196	26,566

Total assets	1,409,247	1,348,025	18,324		1,548,534

Current liabilities
Amounts due to subsidiaries/fellow subsidiaries	11,794	767,591	(3,775)	(775,610)	—
Trade payables	77,484	35,900	—		113,384
Deposits received	12,502	7,406	—		19,908
Current portion of deferred service income	16,111	9,809	—	(15,748)	10,172
Other payables and accrued charges	51,294	107,951	18,037	(12,730)	164,552
Income tax payable	22,523	125	247		22,895
Short-term bank loan — secured	18,174	—	—		18,174

Total current liabilities	209,882	928,782	14,509		349,085
Long-term liabilities	20,190	(383)	467		20,274

Total liabilities	230,072	928,399	14,976		369,359
Commitments and contingencies
Shareholders’ equity
Ordinary shares, par value $0.1 per share
— 2,000,000,000 shares authorized at August 31, 2003
— 604,959,787 shares issued and outstanding at August 31, 2003	60,496	15,485	8,131	(23,616)	60,496
Share premium	615,886	470,836	—	(470,836)	615,886
Retained profits/(accumulated losses)	500,704	(66,693)	(4,805)	71,498	500,704
Other reserves	2,089	(2)	22	(20)	2,089

Total shareholders’ equity	1,179,175	419,626	3,348		1,179,175

Total liabilities and shareholders’ equity	1,409,247	1,348,025	18,324		1,548,534

(1)	The investment in subsidiaries amounts at City Telecom (HK) Limited level have included the share of net assets of its subsidiaries using the equity method of accounting.

Condensed Consolidated Statements of Income for the year ended August 31, 2004

	City Telecom	Guarantor	Non-Guarantor	Eliminating	Consolidated
	(HK) Limited	Subsidiaries	Subsidiary	Entries	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Revenue from provision of telecommunication and other services, net	260,675	1,081,591	113,953	(286,339)	1,169,880
Cost of services provided	(90,520)	(282,282)	—	41,394	(331,408)

Gross profit	170,155	799,309	113,953		838,472
Operating expenses
Salaries and related costs	(49,367)	(191,751)	(86,544)	101,012	(226,650)
Sales and marketing expenses	(53,251)	(351,518)	—	176,600	(228,169)
General and administrative expenses	(71,124)	(240,874)	(23,342)	8,536	(326,804)
Provision for doubtful accounts receivable	(1,683)	(9,819)	—		(11,502)

(Loss)/income from operations	(5,270)	5,347	4,067		45,347
Bank interest income	3,580	135	38		3,753
Interest expenses	(175)	—	—		(175)
Other income, net	3,516	41,038	17	(41,903)	2,668
Share of income from subsidiaries(2)	49,309	—	—	(49,309)	—

Income before taxation	50,960	46,520	4,122		51,593
Income tax charges	(1,410)	(464)	(169)		(2,043)

Net income	49,550	46,056	3,953		49,550

(2)	The net income amounts at City Telecom (HK) Limited level have included the share of net income/(losses) of its subsidiaries using the equity method of accounting.

Condensed Consolidated Statements of Income for the year ended August 31, 2003

	City Telecom	Guarantor	Non-Guarantor	Eliminating	Consolidated
	(HK) Limited	Subsidiaries	Subsidiary	Entries	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Revenue from provision of telecommunication and other services, net	351,866	1,090,195	37,921	(181,073)	1,298,909
Cost of services provided	(69,307)	(295,553)	—	42,107	(322,753)

Gross profit	282,559	794,642	37,921		976,156
Operating expenses
Salaries and related costs	(78,009)	(148,726)	(29,104)	35,489	(220,350)
Sales and marketing expenses	(46,939)	(263,878)	—	128,346	(182,471)
General and administrative expenses	(102,259)	(202,566)	(11,159)	31,694	(284,290)
Provision for doubtful accounts receivable	(5,139)	(12,546)	—		(17,685)

Income/(loss) from operations	50,213	166,926	(2,342)		271,360
Bank interest income	2,480	670	13		3,163
Interest expenses	(414)	(324)	—	137	(601)
Loss on disposal of a subsidiary	—	(2,695)	—		(2,695)
Other income, net	2,657	58,976	(92)	(57,168)	4,373
Share of income from subsidiaries(2)	218,602	—	—	(218,602)	—

Income before taxation	273,538	223,553	(2,421)		275,600
Income tax charges	(15,795)	397	(2,459)		(17,857)

Net income/(loss)	257,743	223,950	(4,880)		257,743

(2)	The net income amounts at City Telecom (HK) Limited level have included the share of net income/(losses) of its subsidiaries using the equity method of accounting.

Condensed Consolidated Statements of Income for the year ended August 31, 2002

	City Telecom	Guarantor	Non-Guarantor	Eliminating	Consolidated
	(HK) Limited	Subsidiaries	Subsidiary	Entries	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Revenue from provision of telecommunication and other services, net	744,914	488,223	2,010	(84,947)	1,150,200
Cost of services provided	(349,253)	(142,236)	—	33,526	(457,963)

Gross profit	395,661	345,987	2,010		692,237
Operating expenses
Salaries and related costs	(100,919)	(96,477)	(772)	2,010	(196,158)
Sales and marketing expenses	(79,478)	(160,705)	—	71,742	(168,441)
General and administrative expenses	(83,148)	(154,083)	(1,162)	10,625	(227,768)
Provision for doubtful accounts receivable	(7,577)	(2,700)	—		(10,277)

Income/(loss) from operations	124,539	(67,978)	76		89,593
Bank interest income	6,884	3,986	—		10,870
Interest expenses	(4,652)	(1,205)	—	2,353	(3,504)
Other income, net	41,878	37,953	—	(79,329)	502
Share of losses from subsidiaries(2)	(63,214)	—	—	63,214	—

Income before taxation	105,435	(27,244)	76		97,461
Income tax charges	(14,930)	(260)	—		(15,190)

Income after taxation	90,505	(27,504)	76		82,271
Minority interests	—	—	—	8,234	8,234

Net income/(loss)	90,505	(27,504)	76		90,505

(2)	The net income amounts at City Telecom (HK) Limited level have included the share of net income/(losses) of its subsidiaries using the equity method of accounting.

Condensed Consolidated Statement of Cash Flow for the Year Ended August 31, 2004

	City Telecom	Guarantor	Non-Guarantor	Eliminating	Consolidated
	(HK) Limited	Subsidiaries	Subsidiary	Entries	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Net cash (used in)/provided by operating activities	(47,586)	237,247	13,476	626	203,763
Net cash used in investing activities	(71,625)	(374,577)	(9,622)	49,580	(406,244)
Net cash (used in)/provided by financing activities	(52,779)	150,000	—	(50,000)	47,221

Net (decrease)/increase in cash and cash equivalents	(171,990)	12,670	3,854		(155,260)
Cash and cash equivalents at beginning of year	352,512	29,317	2,031		383,860
Effects of foreign exchange rates changes	(49)	(296)	298	(206)	(253)

Cash and cash equivalents at end of year	180,473	41,691	6,183		228,347

Condensed Consolidated Statement of Cash Flow for the Year Ended August 31, 2003

	City Telecom	Guarantor	Non-guarantor	Eliminating	Consolidated
	(HK) Limited	Subsidiaries	Subsidiary	Entries	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Net cash provided by operating activities	119,634	290,376	4,940	(450)	414,500
Net cash used in investing activities	(5,877)	(250,118)	(10,718)	(42,921)	(309,634)
Net cash (used in)/provided by financing activities	(10,274)	(50,564)	7,082	43,482	(10,274)

Net (decrease)/increase in cash and cash equivalents	103,483	(10,306)	1,304		94,592
Cash and cash equivalents at beginning of year	249,029	40,363	1,011		290,403
Effects of foreign exchange rates changes	—	(740)	(284)	(111)	(1,135)

Cash and cash equivalents at end of year	352,512	29,317	2,031		383,860

Condensed Consolidated Statement of Cash Flow for the Year Ended August 31, 2002

	City Telecom	Guarantor	Non-guarantor	Eliminating	Consolidated
	(HK) Limited	Subsidiaries	Subsidiaries	Entries	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Net cash (used in)/provided by operating activities	(6,299)	289,802	5,030	(89)	288,444
Net cash used in investing activities	(119,999)	(558,562)	(5,071)	208,420	(475,212)
Net cash provided by financing activities	9,109	207,371	1,049	(208,420)	9,109

Net (decrease)/increase in cash and cash equivalents	(117,189)	(61,389)	1,008		(177,659)
Cash and cash equivalents at beginning of year	366,218	101,532	—		467,750
Effects of foreign exchange rates changes	—	220	3	89	312

Cash and cash equivalents at end of year	249,029	40,363	1,011		290,403