Form 20-F/A
period 2004-08-31
CITY TELECOM H K LTD
filed 2005-03-04
CIK 1097086

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F/A
Amendment No. 1

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

ITEM 16B. CODE OF ETHICS

     All of our employees, officers and directors are bound by our code of business conduct and ethics, which is filed with the U.S. Securities and Exchange Commission as exhibit 11 to this annual report. We adopted our code of ethics in 1995 and modified it following the passage of, and to comply with, the U.S. Sarbanes Oxley Act of 2002. We have never granted a waiver for non-compliance with the policies and procedures set forth in the code of ethics for any employee of our company or any of our subsidiaries. Copies of our code of ethics are also available free of charge upon request made to our corporate secretary.

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

ITEM 18. FINANCIAL STATEMENTS

     See pages F-1 to F-52 following Item 19.

ITEM 19. EXHIBITS

(a)	See pages F-1 to F-52 following this item.

(b)	Exhibit 1 – the Articles.

(c)	Exhibit 11 – Code of Business Conduct and Ethics.

(d)	Exhibit 31 – Section 302 Certifications of each of the Chairman and Finance Director.

(e)	Exhibit 32 – Section 906 Certification of Chairman and Finance Director.

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