Form 20-F
period 2005-08-31
CITY TELECOM (H.K.) LTD
filed 2006-01-30
CIK 1097086

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended August 31, 2005

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ or __________

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 333-11012

City Telecom (H.K.) Limited

(Exact name of registrant as Specified in its Charter)

Hong Kong Special Administrative Region,

The People’s Republic of China

(Jurisdiction of Incorporation or Organization)

Level 39

Tower 1, Metroplaza, No. 223 Hing Fong Road

Kwai Chung, New Territories

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

N/A

Indicate the number of outstanding shares of each of the issuer’s classes of capital common stock as of August 31, 2005: 614,125,404

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If this report is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐    No  ☒

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

Item 17  ☐    Item 18  ☒

CURRENCY TRANSLATION

We publish our financial statements in Hong Kong dollars. In this annual report, references to “Hong Kong dollars” or “HK$” are to the currency of Hong Kong, and references to “U.S. dollars” or “US$” are to the currency of the United States. This annual report contains translations of Hong Kong dollar amounts into U.S. dollar amounts, solely for your convenience. Unless otherwise indicated, the translations have been made at US$1.00 = HK$7.7718, which was the noon buying rate in The City of New York for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York on August 31, 2005. On January 24, 2006 the noon buying rate was US$1.00=HK$7.7554. You should not construe these translations as representations that the Hong Kong dollar amounts actually represent such U.S. dollar amounts or could have been or could be converted into U.S. dollars at the rates indicated or at any other rates.

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

ITEM 3.    KEY INFORMATION

Selected Financial Data

City Telecom’s Historical Financial Information

The following table presents the selected consolidated financial information and operating information of City Telecom as of and for the years ended August 31, 2001, 2002, 2003, 2004 and 2005. The selected financial information should be read in conjunction with, and is qualified in its entirety by reference to, the financial statements included elsewhere in this annual report, the accompanying notes thereto and Item 5 “Operating and Financial Review and Prospects”.

	As of and for the year ended August 31,
	2001	2002	2003	2004	2005	2005
	HK$	HK$	HK$	HK$	HK$	US$
	(Amounts in thousands except per share data)
Consolidated Statement of Income Data:
Hong Kong GAAP
Revenues:
Fixed telecommunications network services(8)	154,262	241,219	423,107	541,902	629,464	80,993
International telecommunications	861,338	908,981	875,802	627,978	532,595	68,529
Content and e-commerce	1,034	—	—	—	—	—

Total Operating Revenue	1,016,634	1,150,200	1,298,909	1,169,880	1,162,059	149,522

Network Costs:
Fixed telecommunications network services	(69,085)	(50,808)	(76,845)	(122,476)	(118,383)	(15,232)
International telecommunications	(514,182)	(407,155)	(245,908)	(208,932)	(221,019)	(28,439)
Content and e-commence	(1,085)	—	—	—	—	—

Total Network Costs	(584,352)	(457,963)	(322,753)	(331,408)	(339,402)	(43,671)
Other Operating Expenses	(415,135)	(602,644)	(704,796)	(793,125)	(951,066)	(122,374)
Income/(loss) from operations	17,147	89,593	271,360	45,347	(128,409)	(16,523)
Interest income/(expense), net	30,896	7,366	2,562	3,578	(40,884)	(5,260)
Other income, net	10,935	502	1,678	2,668	6,037	777
Income taxes (charge)/credit	(17,533)	(15,190)	(17,857)	(2,043)	6,725	865
Income/(loss) after taxation	41,445	82,271	257,743	49,550	(156,531)	(20,141)
Minority interest	13,724	8,234	—	—	—	—
Net income/(loss)	55,169	90,505	257,743	49,550	(156,531)	(20,141)
Net income/(loss) per share (cents)	11.2	18.3	46.6	8.1	(25.5)	(3.3)
Diluted net income/(loss) per share (cents)(1)	11.2	16.0	41.9	8.1	(25.5)	(3.3)
Dividends declared per share (cents)	1.0	—	5.0	9.0	—	—
Diluted weighted average number of shares(2)	494,449	565,889	615,102	614,365	613,525	613,525
Weighted average number of shares	490,679	495,181	552,600	610,095	613,525	613,525

	As of and for the year ended August 31,
	2001	2002	2003	2004	2005	2005
	HK$	HK$	HK$	HK$	HK$	US$
	(Amounts in thousands except per share data)
U.S. GAAP
Total operating revenue(8)	1,006,328	1,141,814	1,291,119	1,169,880	1,162,059	149,522
Total operating costs	(978,843)	(1,073,283)	(1,015,900)	(1,123,198)	(1,289,014)	(165,858)
Net income/(loss) from continuing operations	65,389	69,317	264,151	51,565	(149,148)	(19,191)
Net income/(loss) from continuing operations per share (cents)	13.3	14.0	47.8	8.5	(24.3)	(3.1)
Net income/(loss) from discontinued operations	(11,423)	(352)	83	—	—	—
Loss arising from disposal of discontinued operations	—	—	(2,695)	—	—	—
Net loss from discontinued operations per share (cents)	(2.3)	(0.1)	(0.5)	—	—	—
Diluted net income/(loss) from continuing operations per share (cents)(3)	13.2	12.3	42.9	8.4	(24.3)	(3.1)
Diluted net loss from discontinued operations per share (cents)(4)	(2.3)	(0.1)	(0.4)	—	—	—
Dividends declared per share (cents)	1.0	—	5.0	9.0	—	—
Weighted average number of shares	490,679	495,181	552,600	610,095	613,525	613,525
Diluted weighted average number of shares(2)	494,449	565,889	615,102	614,365	613,525	613,525

	As of and for the year ended August 31,
	2001	2002	2003	2004	2005	2005
	HK$	HK$	HK$	HK$	HK$	US$
	(Amounts in thousands)
Consolidated Balance Sheet Data:
Hong Kong GAAP
Total assets	1,144,618	1,327,285	1,548,534	1,683,408	2,347,428	302,044
Debt	—	—	(18,174)	(119,170)	(945,348)	(121,638)
Finance lease obligation	(7,384)	(2,949)	—	—	(3,135)	(403)
Other liabilities	(326,092)	(419,348)	(351,185)	(388,540)	(378,491)	(48,701)

Total liabilities	(333,476)	(422,297)	(369,359)	(507,710)	(1,326,974)	(170,742)

Net assets	811,142	904,988	1,179,175	1,175,698	1,020,454	131,302
Minority interest	(10,407)	—	—	—	—	—

Net assets employed	800,735	904,988	1,179,175	1,175,698	1,020,454	131,302

Share capital	49,107	50,086	60,496	61,057	61,412	7,902
Share premium	569,180	572,656	615,886	617,986	619,408	79,699
Reserves	182,448	282,246	502,793	496,655	339,634	43,701

Total shareholders’ equity	800,735	904,988	1,179,175	1,175,698	1,020,454	131,302

	As of and for the year ended August 31,
	2001	2002	2003	2004	2005	2005
	HK$	HK$	HK$	HK$	HK$	US$
	(Amounts in thousands)
U.S. GAAP
Total assets	1,146,994	1,329,707	1,552,021	1,688,640	2,359,654	303,617
Total liabilities	(333,476)	(422,297)	(369,359)	(507,710)	(1,326,974)	(170,742)

Net assets	813,518	907,410	1,182,662	1,180,930	1,032,680	132,875
Minority interest	(10,407)	—	—	—	—	—

Total assets less liabilities	803,111	907,410	1,182,662	1,180,930	1,032,680	132,875

Share capital	49,107	50,086	60,496	61,057	61,412	7,902
Share premium	578,799	603,861	644,360	646,190	647,223	83,278
Reserves	175,205	253,463	477,806	473,683	324,045	41,695

Total shareholders’ equity	803,111	907,410	1,182,662	1,180,930	1,032,680	132,875

	As of and for the year ended August 31,
	2001	2002	2003	2004	2005	2005
	HK$	HK$	HK$	HK$	HK$	US$
	(Amounts in thousands)
Other Financial Data:
EBITDA(5)	124,653	227,684	449,058	245,032	115,342	14,841
Net cash provided by (used in) operating activities	38,751	288,444	414,500	203,763	(15,444)	(1,987)
Net cash used in investing activities	(48,769)	(475,212)	(309,634)	(406,244)	(464,590)	(59,779)
Net cash provided by (used in) financing activities	13,880	9,109	(10,274)	47,221	792,193	101,932
Capital expenditures	166,037	579,066	250,209	410,046	419,126	53,929

As a measure of our operating performance or liquidity, we believe that the most directly comparable measure to EBITDA is net cash provided by (used in) operating activities. The following table reconciles our net cash provided by (used in) operating activities under Hong Kong GAAP to our definition of EBITDA on a consolidated basis for each of fiscal 2001, 2002, 2003, 2004 and 2005.

	As of and for the year ended August 31,
	2001	2002	2003	2004	2005	2005
	HK$	HK$	HK$	HK$	HK$	US$
	(Amounts in thousands)
EBITDA	124,653	227,684	449,058	245,032	115,342	14,841
Depreciation and amortization	(82,847)	(129,355)	(176,020)	(197,017)	(237,714)	(30,587)
Interest income/(expense), net	30,896	7,366	2,562	3,578	(40,884)	(5,260)
Income taxes (charge)/credit	(17,533)	(15,190)	(17,857)	(2,043)	6,725	865

Net income/(loss)	55,169	90,505	257,743	49,550	(156,531)	(20,141)
Depreciation and amortization	82,847	129,355	176,020	197,017	237,714	30,586
Amortization of deferred expenditure	—	—	—	1,828	12,927	1,663
Income taxes (charge)/credit	17,533	15,190	17,857	2,043	(6,725)	(865)
Interest income	(35,438)	(10,870)	(3,163)	(3,753)	(13,578)	(1,747)
Interest element of finance lease	—	—	—	—	23	3
Interest on 10-year senior notes	—	—	—	—	52,372	6,739
Amortization of incidental issuance costs	—	—	—	—	1,693	218
Minority interest	(13,724)	(8,234)	—	—	—	—
Loss/(gain) on disposal of fixed assets	3,512	2,414	427	(34)	(134)	(17)
Unrealized losses/(gain) on other investments	—	—	—	1,696	(300)	(39)
Loss on disposal of a subsidiary	—	—	2,695	—	—	—
Taxation refund/(paid)	—	(4,452)	(19,861)	(24,819)	(1,393)	(179)
Change in long term receivable	—	—	—	(6,206)	(6,893)	(887)
Change in term deposits	—	—	—	—	(92,850)	(11,947)
Change in working capital, net	(71,148)	74,536	(17,218)	(13,559)	(41,769)	(5,374)

Net cash flow (used in) provided by operating activities	38,751	288,444	414,500	203,763	(15,444)	(1,987)

	As of and for the year ended August 31,
	2001	2002	2003	2004	2005
Operating Data:
Fixed Telecommunications Network Services Subscriptions:
Broadband Internet Access	17,700	130,000	172,000	197,000	229,000
Local VOIP(6)	—	21,000	140,000	237,000	293,000
IP-TV	—	—	—	31,000	109,000
Total	17,700	151,000	312,000	465,000	631,000

Registered International Telecommunications Accounts(7)	982,455	1,147,689	1,589,188	1,916,235	2,054,036
IDD Outgoing Minutes (in thousands)	580,000	916,000	888,000	1,007,000	947,100

(1)	Diluted net income/(loss) per share is computed by dividing the net income/(loss) by the diluted weighted average number of ordinary shares during the year.

(2)	Diluted weighted average number of shares is the weighted average number of ordinary shares outstanding during the year, plus the weighted average number of additional ordinary shares which would have been outstanding assuming all the outstanding share options and share warrants have been exercised at the beginning of the year or on the date of issue, whichever is earlier.

(3)	Diluted net income/(loss) from continuing operations per share is computed by dividing the net income/(loss) from continuing operations by the diluted weighted average number of ordinary shares during the year.

(4)	Diluted net loss from discontinued operations per share is computed by dividing the net loss from discontinued operations by the diluted weighted average number of ordinary shares during the year.

(5)	EBITDA for any period means, without duplication, net income/(loss) for such period, plus the following to the extent deducted in calculating such net income/(loss): interest expense, income taxes, depreciation and amortization expense (excluding any such non cash charge to the extent it represents an accrual of or reserve for cash charges in any future period or amortization of a prepaid cash expense that was paid in a prior period not included in the calculation), less interest income. EBITDA is not a measure of performance under Hong Kong GAAP or U.S. GAAP. We believe that EBITDA is an additional measure utilized by investors in determining a borrower’s ability to meet debt service requirements. However, EBITDA does not represent, and should not be used as a substitute for, net earnings or cash flows from operations as determined in accordance with Hong Kong GAAP or U.S. GAAP, and EBITDA is not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of EBITDA may differ from that of other companies.

(6)	Includes Hong Kong based subscriptions only.

(7)	Registered accounts refer to international telecommunications customers that have a valid account. Account holders may or may not be active users of our services.

(8)	As described more fully in Note 31 to the consolidated financial statements, revenue from telecommunications network services for 2005 included mobile interconnection charges which were different from what was previously reported by the Company under accounting standards generally accepted in Hong Kong. Further, other operating expenses include provision for doubtful accounts which were different from what was previously reported by the Company under accounting standards generally accepted in Hong Kong.

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

The following table sets forth the average, high, low and period-end noon buying rate between the Hong Kong dollar and the U.S. dollar (in Hong Kong dollars per U.S. dollar) for the periods indicated:

	Average(1)	High	Low	Period-End
	HK$	HK$	HK$	HK$
2001	7.7996	7.8004	7.7970	7.7980
2002	7.7996	7.8095	7.7970	7.7988
2003	7.7864	7.8001	7.7085	7.7640
2004	7.7891	7.8010	7.7632	7.7723
2005	7.7775	7.7999	7.7514	7.7718
August 2005	7.7709	7.7734	7.7684	7.7718
September 2005	7.7618	7.7693	7.7567	7.7567
October 2005	7.7559	7.7587	7.7519	7.7519
November 2005	7.7538	7.7570	7.7514	7.7546
December 2005	7.7531	7.7548	7.7516	7.7533
January 2006 (through January 24, 2006)	7.7528	7.7554	7.7506	7.7554

(1)	The average of the noon buying rates on the last business day of each month during the relevant annual period or the average noon buying rates for each business day during the relevant monthly period.

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

Risks Relating to Our Business and Operations

We experienced a decline in total revenues and a net loss in fiscal 2005 mainly due to a decline in revenues and profits from our international telecommunications services business and continued start-up losses from our IP-TV operations. We cannot assure you that we will be able to prevent total revenues and profits from continuing to decline.

Our total revenues decreased marginally by 0.7% from HK$1,169.9 million in fiscal 2004 to HK$1,162.1 million in fiscal 2005 due to a significant decrease in revenues from our international telecommunications services. The 15.2% decline in our international telecommunications services revenues from HK$628.0 million in fiscal 2004 to HK$532.6 million in fiscal 2005 offset our 16.2% increase in fixed telecommunications network services revenues from HK$541.9 million in fiscal 2004 to HK$629.5 million in fiscal 2005. In addition, for the first time in our operating history we suffered a net loss from operations. Income from operations decreased from a profit of HK$45.3 million in fiscal 2004 to a loss of HK$128.4 million in fiscal 2005 mainly due to lower revenues in our international telecommunications services and substantial early-stage costs incurred for our IP-TV services.

The decline in international telecommunications revenues was due to a decrease in the total number of minutes carried as well as a decrease in average tariff rates. With the drop in average tariff rates, we expect that the profit margins in our international telecommunications services will continue to be under pressure. To maintain our market share, we must continue to offer our subscribers international telecommunications services that are competitive with the prices offered by other international telecommunications service providers.

Our fixed telecommunications network services revenues increased in fiscal 2005 primarily due to 35.7% growth in our subscription base to approximately 631,000 users as of August 31, 2005. However, our fixed telecommunications network services suffered a loss from operations due to a provision for mobile interconnection charges, substantial acquisition and marketing costs, and early stage development costs for our IP-TV business. For more information on our provision for mobile interconnection charges, see “—We recognized revenues for mobile interconnection charges in fiscal 2002 to fiscal 2005 that have not yet been paid to us. In fiscal 2005, we made a partial provision for the revenues charged in fiscal 2002 to fiscal 2004 and are awaiting the outcome of the determination by the Telecommunications Authority on the level of mobile interconnection charges that mobile operators are required to pay us” below in this annual report. In fiscal 2005, we focused on obtaining new fixed telecommunications network services subscriptions through various promotions including free trials of our IP-TV services for periods from six to twelve months. We may not be able to generate revenues from these new subscriptions in the future and as a result we may not be able to prevent our total revenues and profits from continuing to decline.

We have substantially less financial and human resources to apply to the development of our business than some of our main competitors.

The telecommunications and pay-TV markets in Hong Kong are highly competitive. Our main competitors for Internet access, local telephony, pay-TV and international telecommunications services are PCCW-HKT Telephone Limited, or PCCW-HKT, Hutchison Global Communications Limited, or HGC, New World Telecommunciations Company Limited, or New World, Wharf T&T Limited, or Wharf T&T, and i-Cable Communications Limited, or i-Cable. PCCW-HKT (then Hong Kong Telephone Company Limited) held a monopoly on local telephony services until 1995 when the Hong Kong government began to introduce competition to this market. In addition, i-Cable (through its subsidiary Hong Kong Cable Television Limited) was the first company to offer pay-TV services in Hong Kong beginning in 1993 and held an effective monopoly until 2003 when we and PCCW-HKT (through its subsidiary PCCW-IMS Limited) began to offer pay-TV services.

As a result of their longer operating histories, and because some of our competitors are subsidiaries of large business conglomerates, they may have advantages over us in the provision of telecommunications services, including:

•	greater financial, technical, marketing and other resources;

•	greater existing infrastructure;

•	greater name recognition; and

•	larger customer bases.

In addition, certain areas of the fixed telecommunications network services business are very capital intensive. Our competitors may be able to devote more human and financial resources to research and development, network improvement and marketing than we can. Since our inception, the growth of our market share has depended primarily on our ability to react more quickly to changes in new technology and consumer trends, offer more competitively priced services, and provide better customer support than our competitors. We cannot assure you that we will continue to be successful at executing this strategy. If these competitors devote substantial human and financial resources to their businesses, it could hurt our ability to remain competitive in the quality and range of services that we provide and we may lose customers to these competitors. This may limit the growth of our customer base, reduce our revenues and adversely affect our profits.

Our growth and profitability could be affected by an increasing number of local and foreign entrants in the international and local telecommunications and Internet access markets.

The Hong Kong government has adopted policies and regulations over the past decade to liberalize the telecommunications industry in Hong Kong, including issuing new wireless and wire-line fixed telecommunications network services licenses, which we refer to as FTNS Licenses. We expect the Hong Kong government to continue to take actions of these types over the next several years. Further, in contrast to its previous requirements when issuing network licenses, new licensees are no longer required to give any commitment relating to network rollout or investment. There are currently nine other fixed telecommunications network operators in Hong Kong in addition to ourselves who are licensed to provide local wireline-based fixed line services. These operators are PCCW-HKT, HGC, New World, Wharf T&T, Towngas Telecommunications Fixed Network Limited, Hong Kong Cable Television Limited, CM Tel (HK) Limited, TraxComm Limited and HKC Network Limited. In addition, as of December 3, 2005, 224 public non-exclusive telecommunications service licenses, which we refer to as PNETS Licenses, for the provision of external telecommunications service had been issued to various operators in Hong Kong. Some of these licensees are subsidiaries of major foreign telecommunications providers.

The Telecommunications Authority is also currently in the process of developing a new Fixed-Mobile Convergence, or FMC, licensing regime which may supersede the existing distinctions between fixed-line and mobile operator licensing. This regulatory change, together with the development of new technologies, may further accelerate the convergence of fixed and mobile telecommunications services resulting in more structural competition between fixed-line and mobile telecommunications operators. PCCW, the parent of PCCW-HKT and one of our main competitors, purchased a controlling stake in SUNDAY, a mobile telecommunications operator in Hong Kong, in June 2005, which may improve their competitive position.

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

On January 20, 2005, PCCW Limited (“PCCW”) announced it had formed a strategic business alliance with China Network Communications Group Corporation, or China Netcom, one of China’s major telecommunications companies. Under this alliance, China Netcom paid approximately US$1.0 billion in cash for newly issued PCCW shares, resulting in it holding 20% of PCCW’s share capital. This transaction may have many effects on the telecommunications market in Hong Kong, which are difficult to predict. In particular, it could result in increased competition for us and other Hong Kong telecommunications companies if PCCW is able to combine its size and market position with the increased capital provided by China Netcom to decrease prices. Furthermore, such a transaction might allow PCCW to invest more capital and human resources in its telecommunications network services that directly compete with our services.

In June 2005, PCCW acquired a controlling stake in SUNDAY, a mobile telecommunications operator in Hong Kong. This acquisition strengthens PCCW’s ability to compete by enabling it to offer integrated fixed and mobile telecommunications services. Going forward, we expect PCCW to offer integrated quad-play services that includes fixed voice, mobile voice, Internet access and IP-TV.

The development of our Metro Ethernet network requires significant capital expenditures. These capital expenditures may vary materially from those currently planned and may impose a burden on our financing and operating activities.

Our business is capital intensive, and our capital expenditures may not have the positive effect on our business and revenues that we expect. We have made, and will continue to make, capital investments in the expansion and upgrade of our Metro Ethernet network and the development of our telecommunications services. We incurred total capital expenditures of approximately HK$419 million in fiscal 2005, of which HK$408 million was on our Metro Ethernet infrastructure. We expect to incur total capital expenditures of approximately HK$400 million in fiscal 2006, the large majority of which will be spent on the continued expansion and upgrade of our Metro Ethernet network.

While we intend to fund such expenditures by using our currently available cash as well as cash flow from operations and the net proceeds from our January 2005 offering of 8.75% senior notes due 2015, which we refer to in this annual report as the 8.75% notes, we may not have adequate capital to fund these expenditures. In addition, if we spend our existing capital faster than anticipated or our capital requirements vary materially from those currently planned, we may require additional financing sooner than we anticipate, in which case we may need to seek to raise additional capital through debt or equity financing or other means. Any such additional debt or equity financing may not be available, and debt financing, if available, may involve restrictions on our financing and operating activities. If we are unable to obtain additional financing as needed, we may be required to reduce the scope of our operations or anticipated expansion and business development.

We may not realize the benefits we expect from our investments, which may adversely impact our business.

We have made significant investments in our network infrastructure to provide the services we offer. The launch of new and commercially viable products and services is important to the success of our business. Commercial acceptance by consumers of the new services we offer may not occur at the rate or level expected, and we may not be able to successfully adapt the new services effectively and economically to meet consumers’ demand, which would limit the return from our investments. We cannot assure you that services enabled by upgrading and expanding our Metro Ethernet network will be accepted by the public to the extent required to generate an acceptable rate of return. In addition, we face the risk of unforeseen complications in the deployment of these new services, and we cannot assure you that our estimate of the necessary capital expenditure to offer such services will not be exceeded. For example, the useful life of the equipment that we employ in buildings and for our fiber-based backbone may be shorter than expected requiring further capital expenditures. New technology developments such as Worldwide Interoperability for Microwave Access, or WIMAX, and third generation mobile standards, or 3G, etc. may result in substitution of our existing portfolio of services. We may be unable to develop and/or deploy new services according to expected schedules, and these services may not achieve commercial acceptance or be cost effective. The failure of any of our services to achieve commercial acceptance could result in additional capital expenditures or a reduction in profitability to the extent that we are required under the applicable accounting standards to recognize a charge for the impairment of assets. Any such charge could materially and adversely affect our financial condition and the results of our operations.

We rely on third parties to deliver a significant portion of our international telecommunications traffic and fixed telecommunications network services. Our transmission costs could increase as a result of changes in our relationships with them.

Where we do not currently have our own infrastructure in place, we depend on our contractual relationships with, and the network infrastructure of, other local network operators and overseas telecommunications carriers in providing international telecommunications and fixed telecommunications network services to our customers. Some of these third parties are our competitors in our international telecommunications or fixed telecommunications network services, or both. In fiscal 2005, payments to our top five overseas carriers and local network operators accounted for approximately 14% of our total gross operating costs. The terms and conditions of these local and international arrangements could be subject to changes or modification upon renewal of the relevant agreements. If the terms and conditions upon renewal are less favorable or the arrangements are not renewed, the costs associated with providing our services in locations where our own infrastructure is not in place could increase significantly.

Because most of the services we provide through our Metro Ethernet network are still at an early stage of implementation, evaluation of our business and our prospects is difficult.

Because of the short operating history of most of our fixed telecommunications network services, especially our IP-TV services, our historical financial data may not provide a meaningful basis for you to evaluate us and our prospects. These services are still at an early stage of implementation, and the revenue, potential income and cash flows from these new businesses are unproven. Accordingly, evaluation of our businesses and our prospects is difficult, and we cannot give you any assurance that we will succeed in these businesses.

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

In addition, on November 14, 2005, seven music recording producers (“Plaintiffs”) jointly filed an originating summons with the Court of First Instance of Hong Kong against Hong Kong Broadband Network Limited (“HKBN”), our wholly-owned subsidiary, HGC, PCCW and i CABLE seeking an order from the court that would require HKBN and the other defendants to disclose the identity of customers to whom certain identified Internet Protocol addresses were assigned (“the Customers”). The Plaintiffs alleged that these customers have infringed the copyright subsisting in their sound recordings. The Plaintiffs’ summons was first heard on January 9, 2006 and was continued on January 16, 2006. After considering the submissions made by the parties, the court handed down the judgment on January 26, 2006 ordering HKBN and the other defendants to disclose the identity of the Customers to the Plaintiffs. In view of this judgment, we anticipate that other copyright owners may pursue similar claims against HKBN, which we expect to increase HKBN’s legal and administrative costs in handling such claims and complying with such court orders.

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

We are in the process of instituting changes to our internal controls and management systems to satisfy the requirements of Section 404 of the Sarbanes Oxley Act of 2002, which will require us to perform an evaluation of our internal controls over financial reporting, and beginning with our Form 20-F for the fiscal year ending August 31, 2007, file annual management assessments of their effectiveness with the SEC that include a certification of our internal controls by our chairman and chief financial officer. Additionally, our independent auditors are required to attest to managements assertion and also come to its own conclusion about the effectiveness of our internal controls over financial reporting.

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

For fiscal 2007, our independent auditors will be required to attest to our evaluation of internal controls over financial reporting. Unless we successfully design and implement changes to our internal controls and management systems, or if we fail to maintain the adequacy of these controls as such standards are modified or amended from time to time, we may not be able to comply with Section 404 of the Sarbanes Oxley Act of 2002. As a result, our independent auditors may not be able to attest to management’s assertion or may come to a different conclusion about the effectiveness of our internal control over financial reporting. This could subject us to regulatory scrutiny and result in a loss of public confidence in our management, which could, among other things, adversely affect our stock price and our ability to raise additional capital.

We recognized revenues for mobile interconnection charges in fiscal 2002 to fiscal 2005 that have not yet been paid to us. In fiscal 2005, we made a partial provision for the revenues charged in fiscal 2002 to fiscal 2004 and are awaiting the outcome of the determination by the Telecommunications Authority on the level of mobile interconnection charges that mobile operators are required to pay us

HKBN, as a FTNS licensee, provides interconnection services to enable delivery of telecommunications service to customers of different telecommunications carriers, including mobile operators. Since the FTNS license was granted by the Telecommunications Authority and interconnection services have been provided by HKBN, we have been recognizing interconnection services billed to mobile operators as revenue (“mobile interconnection charges”). For the years ended August 31, 2004 and 2005, we recorded as revenue mobile interconnection charges of HK$38,376,000 and HK$24,703,000, respectively. As of August 31, 2004 and 2005, we had mobile interconnection charges receivable, net of provision for doubtful accounts, of HK$44,617,000 and HK$49,821,000, respectively. As of August 31, 2005, a majority of the mobile operators had not made any payments to us since 2002 when we started to bill and recognize revenue for the mobile interconnection services.

We determined the charges using the available rates under the existing calculation model (fully distributed cost model) for interconnection services between fixed and mobile operators, which are based on historical cost data of PCCW-HKT. In May 2004, the Telecommunications Authority confirmed to HKBN that mobile operators should pay interconnection charges to fixed network operators in accordance with the existing charging principles under the relevant Telecommunications Authority statements. In August 2004, the Telecommunications Authority agreed to make a determination under section 36A of the Telecommunications Ordinance to decide the level of mobile and fixed interconnection charges payable by one of the mobile operators to HKBN, and the effective date of the determined interconnection charges. According to the Revised Telecommunications Authority statement on “Procedures for Making Determinations on the Terms and Conditions of Interconnection” dated September 27, 2001, the time frame within which determination of “Complex Cases” should be made is approximately six and a half months. As of August 31, 2005, more than six and a half months had passed since the Telecommunications Authority agreed to make a determination, but no determination had been made.

The amounts recorded as accounts receivable, after considering provision for doubtful accounts, in our consolidated balance sheet at August 31, 2005 reflects our best estimate of the collectibility of mobile interconnection charges. We will continue to evaluate the situation and monitor the progress of the TA’s determination and update our analysis as appropriate. However, until the TA makes its determination, and all appeals, if any, by mobile operators are exhausted, we cannot be sure of the amount of revenue we will earn from providing interconnection services to mobile operators. If the TA’s determination is less than the rate at which we have recognized mobile interconnection charges, we will be required to reduce our revenues for the affected periods.

We cannot predict the outcome of the Telecommunications Authority’s determination. If the mobile interconnection charges that we recognized in fiscal 2004 and fiscal 2005 are at rates higher than the rates determined by the Telecommunications Authority, we will be required to reverse part of the recognition of revenue or make a provision for bad debt, which will adversely affect our operating results. Further, if the mobile operators involved are successful in an appeal of the Telecommunications Authority’s determination, we may not be able to collect any amounts that have been recognized as revenue from the mobile operators.

Our fixed telecommunications network business has incurred losses since inception and we expect it to incur future losses.

For fiscal 2003, 2004 and 2005, we incurred operating losses of approximately HK$62.7 million, and HK$109.7 million and HK$214.2 million, respectively, from our fixed telecommunications network service operations. We expect our fixed telecommunications network service business will continue to incur operating losses as we expend substantial resources on developing and marketing broadband Internet access, local VOIP, IP-TV and corporate data services. We cannot assure you that we will achieve and sustain profitability in our fixed telecommunications network operations.

Our IP-TV services may not become profitable and may adversely affect our operating results.

We began to produce, market and offer IP-TV services via our Metro Ethernet network in August 2003. Our IP-TV service currently consists of a 24-hour news channel and other education and recreation channels (including children’s programming) that we produce, and channels whose content we purchase from other content-providers. As we are still at an early stage of development, the business model, marketing plans, strategy, and the content we will provide are still evolving. As a result, we cannot provide any assurance that we will be able to successfully build market share in the pay-TV business or that such business will become profitable. Further, the money that we invest in providing such service could have an adverse effect on our operating results and profitability. In fiscal 2005 we focused on obtaining new subscribers through various promotions including providing our IP-TV services free of charge for periods of six to twelve months. We may be unable to convert these subscribers into paying subscribers, which will adversely affect our revenues and results of operations.

Our programming costs may increase in the future, which could reduce our margins if we are unable to pass that increase on to our IP-TV subscribers.

Revenue growth for our IP-TV services depend on our ability to produce or obtain programming that is both affordable and appealing to our subscribers. We produce or supplement a small amount of the programming on our channels and obtain programming from third parties for the remainder. The cost of some of our purchased programming may increase in the future as competition in the pay-TV and television services market intensifies. Such increases could potentially affect our subscriber growth more than our competitors as our sales efforts are focused on our offering a lower-priced pay-TV service. Our inability to pass on programming cost increases to our subscribers could reduce our revenues, cash flow and operating margins. Additionally, if we are unable to purchase programming that appeals to our targeted customer base, we may not be able to add new subscribers or increase our market share.

Our growth and expansion may strain our ability to manage our operations, increase our costs of operation and adversely affect the quality of our services.

We have pursued and continue to pursue a strategy of aggressive growth in our fixed telecommunications network services business. As part of this strategy, we continue to expand and invest in the Metro Ethernet network infrastructure we use to deliver broadband Internet access, local VOIP, IP-TV and corporate data services. The deployment of these projects has resulted and will result in significant demands on our systems and controls and may place a strain on our administrative, operational and financial resources. Our ability to manage future growth will depend upon our ability to:

•	manage the simultaneous implementation of our infrastructure development and marketing plans;

•	cope with both predictable and unforeseen problems associated with being a relatively new entrant in rapidly evolving industries;

•	effectively monitor our operations so as to contain costs and maintain effective quality controls; and

•	offer competitive prices to customers.

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

The Office of the Telecommunications Authority, or OFTA, issued a new fixed carrier license to PCCW-HKT on January 14, 2005. Under this new license, PCCW-HKT is no longer required to obtain prior approval from the Telecommunications Authority before adjusting its tariffs on residential and business direct exchange line telephone services, including moves to offer discounts and other benefits in response to price competition. Since the issue of this new license, PCCW-HKT has reported success in winning-back fixed line market share for the first time since market liberalization in 1995. Such increased competition may adversely affect our revenues and profitability.

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

Expanding our Metro Ethernet network coverage requires us to install fiber-to-the-building, as well as install Category 5e copper wiring within residential and commercial buildings to reach the subscriber’s premises, which we refer to as in-building-wiring. PCCW-HKT has already installed in-building-wiring in virtually all buildings, and we along with other fixed telecommunications network service providers may encounter a bottleneck when installing our own in-building-wiring because many buildings have limited physical space for additional in-building wiring. In addition, owners of certain single-owner commercial buildings may grant rights of access to our competitors while barring us from installing our own in-building-wiring. Furthermore, certain developers may have affiliations with our competitors and may attempt to delay our wiring installations. These constraints may hinder the expansion of our Metro Ethernet network and reduce our ability to add new subscribers.

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

Other fixed telecommunications network operators may be able to limit the transmission of our global off-network local VOIP traffic carried over their broadband network, which may limit our ability to offer this service

Our global off-network local VOIP service is dependent on the broadband Internet connections provided by other fixed telecommunications network operators around the world. These operators may be able to limit the transmission of our off-network local VOIP traffic carried over their broadband networks, which may limit our ability to offer this service.

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

Telecommunications businesses are characterized by rapidly changing technology and industry standards, evolving subscriber needs and the introduction of new services. The continuously changing nature of these services, and their increasingly shorter life cycles require us to continually improve our performance, services and network in order to compete successfully with the services offered by our competitors. Further, new technology or trends in the telecommunications industry could have an adverse effect on the services we currently offer. For example, the replacement of traditional fixed line home telephones with mobile telephones and/or VOIP services may lead to a decline in our International telecommunications services revenues. Further, technology substitution from global VOIP providers such as Skype, whom offer free PC-to-PC based international calls, is also becoming more prevalent. Changing our services in response to market demand may require the adoption of new technologies that could render many of the technologies that we are currently implementing less competitive or obsolete. In addition, our new products and services may contain design flaws or other defects that could have a material adverse effect on our business, operating results or financial condition. To respond successfully to technological advances and emerging industry standards, we may require substantial capital expenditure and access to related or enabling technologies in order to integrate the new technology with our existing technology. We may not be successful in modifying our network infrastructure in a timely and cost-effective manner in response to these changes, which will affect our ability to continue to offer the products and services demanded by our customers.

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

We rely on Cisco Systems Inc. and other suppliers to provide equipment, underground cables and other key components in building our Metro Ethernet network infrastructure, and on Nortel Networks Limited for our VOIP equipment. In order for new subscribers to be able to access our IP-TV services, we must install an IP set-top-box in their homes. We must have an adequate supply of such equipment on hand to respond to new customer subscriptions in a timely manner. We purchase all of our IP set-top boxes and other equipment from our suppliers on a purchase order basis and have no long-term contracts. If our suppliers are unable to supply us with these products in a timely manner or the costs of these products increase due to unforeseen causes, this could negatively impact our operating results, especially if we are unable to add new subscribers or pass these costs on to our customers. In addition, if Cisco Systems, Inc. is unable or is delayed in providing us with the hardware required for building our fiber-based backbone infrastructure, this could negatively impact our operating results.

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

The Hong Kong telecommunications industry is undergoing continuous regulatory reform. In July 2004, Section 7P of the Telecommunications Ordinance came into force. This provision specifically regulates merger and acquisition activities in the Hong Kong telecommunications industry. Section 7P of the Telecommunications Ordinance gives the Telecommunications Authority the power to review mergers and acquisitions concerning carrier licensees and to take appropriate actions when it determines that the transaction would, or is likely to, substantially lessen competition in a telecommunications market without any outweighing public benefits. The Telecommunications Authority also has the right to impose conditions upon or oppose or unwind mergers and acquisitions. This regulation may have an adverse effect on our ability to grow our business through mergers and acquisitions.

Following the conclusion of a public consultation on the regulation of Internet Protocol telephony Services, the Telecommunications Authority issued a statement on June 20, 2005, setting out his views and decisions on the regulatory and licensing framework for the provision of VOIP services. Some of the regulatory issues that were addressed included creation of a licensing framework, conformance to the existing system of assigning telephone numbers, imposition of interconnection charges and establishing guidelines with respect to the quality of services. As we currently offer “Class 1” VOIP services, this new framework will subject us to further regulations that may affect our operations.

Our revenues may be adversely affected by regulatory and commercial increases in tariffs mandated by the Chinese government and other international carriers.

China’s Ministry of Information Industry, or the MII, and the State Development Planning Commission jointly set tariffs for all domestic and international long distance services in China using public switched telephone networks, leased lines and data services. Certain tariffs payable by us to our carrier partners are based, among other things, on the tariffs determined by these agencies with respect to the calls our subscribers make to persons in China. In fiscal 2005, approximately 73% of our international call traffic volume was to China. We cannot predict the timing, likelihood or magnitude of any tariff adjustments that may be imposed by the MII, the State Development Planning Commission or other international carriers; nor can we predict the extent or potential impact upon our business of any future tariff increases. Such increases may lead to a decrease in traffic, reduce our revenues and adversely affect our business and results of operations. In addition, if we are unable to pass the increased network costs onto our customers, it would have an adverse effect on our profit margins for international telecommunications services.

The Communications and Technology Branch has issued a letter stating that we are exempt from obtaining a broadcasting license to provide our IP-TV services. However, should we be required to obtain a broadcasting license for our IP-TV services and we are unable to do so, we may be forced to terminate our IP-TV service.

Unlike our competitors, who hold domestic pay-television program service licenses, we provide our IP-TV services over our Metro Ethernet network under HKBN’s FTNS License. The Hong Kong government has indicated that because our IP-TV services are carried over the Internet, we are exempt under the Broadcasting Ordinance from the requirement to obtain a domestic pay-television program service license. However, the government’s Communications and Technology Branch has informed us that the government is considering a review of the broadcasting regulatory regime and may introduce changes to the existing regulatory framework, including the existing exemption in the Broadcasting Ordinance. Therefore, we cannot predict whether the government may require us to obtain a pay-television program service license in the future. Nevertheless, we applied to the Communications Technology Branch for a domestic pay-television program service license in October 2005 to enable us to have the flexibility of providing pay-TV services via means other than our Metro Ethernet network, such as via satellite. If such license requires us to pay significant fees or imposes restrictions on our current operations, the revenues from our IP-TV business may be adversely affected or, if we are unable to obtain a pay-television program service license, we may be forced to terminate our IP-TV services.

We require licenses from the Telecommunications Authority to provide our services. If one of these licenses is revoked or not renewed, we would be unable to deliver the services authorized by that license.

We require licenses from the Telecommunications Authority to provide our international telecommunications and fixed telecommunications network services. Our PNETS License is subject to the Telecommunications Authority’s annual renewal and HKBN’s FTNS License awarded in 2000 is initially granted for a term of 15 years, which may be renewed for such further period not exceeding 15 years at the discretion of the Telecommunications Authority. The Telecommunications Authority’s failure to renew or its revocation of any of these licenses for any reason would prohibit us from continuing to offer the services authorized by that license, which would have a significant adverse impact on our revenues and profitability. In addition, future changes in Hong Kong’s telecommunications regulations or policies that would require us to obtain additional licenses could have an adverse impact on our operations.

There may be political risks associated with doing business in Hong Kong.

A significant part of our facilities and operations are currently located in Hong Kong. Hong Kong is a Special Administrative Region of the People’s Republic of China, with its own executive, judicial and legislative branches. Hong Kong enjoys a high degree of autonomy from China under the principle of “one country, two systems”; however, we can give no assurance that Hong Kong will continue to enjoy the same level of autonomy from China. Any intervention by the government of China in the affairs of Hong Kong, in breach of the “one country, two systems” principle, may adversely affect our business and ability to raise capital.

We have approximately 50% of our staff located in Guangzhou, China and changes in Chinese labor or business laws may significantly affect our operations and our ability to service our Hong Kong based customers.

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

A major portion of our operating costs is interconnection charges paid to overseas carriers for the delivery of our international calls. Substantially all of these interconnection charges are denominated in U.S. dollars or other currencies other than Hong Kong dollars. In addition, the equipment and hardware we purchase for the expansion of our Metro Ethernet network constitutes a large portion of our capital expenditure and is also denominated in U.S. dollars. Finally, payment of interest, principal and any other amounts due under the 8.75% notes issued in January 2005 will be made in U.S. dollars. However, our revenues are predominantly denominated in Hong Kong dollars. Any depreciation of the Hong Kong dollar, against the U.S. dollar or other currencies, would increase our operating costs, including our debt servicing costs, make our capital expenditure plans more expensive, and adversely affect our profitability.

In addition, the expenses that we incur in relation to our call center located in Guangzhou, China are denominated exclusively in Renminbi, the official currency of the People’s Republic of China. These include the salaries that we pay to our personnel as well as various operating expenses that we incur to maintain our operations. As a result, we are exposed to a certain amount of foreign exchange risk based on fluctuations between the Hong Kong dollar and the Renminbi. The value of the Renminbi is subject to changes in China’s governmental policies and to international economic and political developments. Since January 1, 1994, the PRC government has used a unitary managed floating rate system. Under this system, the People’s Bank of China, or PBOC, publishes a daily base exchange rate with reference primarily to the supply and demand of Renminbi against U.S. dollar and other foreign currencies in the market during the previous day. Authorized banks and financial institutions are allowed to quote buy and sell rates for Renminbi within a specified band around the central bank’s daily exchange rate. On July 21, 2005, the PBOC announced an adjustment of the exchange rate of the U.S. dollar to Renminbi from 1:8.27 to 1:8.11 and modified the system by which the exchange rates are determined.

This adjustment has resulted in an approximately 2.0% appreciation of the Renminbi against the U.S. dollar and of the Renminbi against the Hong Kong dollar. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the Chinese government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar and Hong Kong dollar. If the Renminbi appreciates further against the Hong Kong dollar, the amount of Hong Kong dollars we would be required to spend to maintain our call center would increase.

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

As of January 17, 2006, we had 614,125,404 shares issued and outstanding. All of the outstanding shares are freely tradable in our primary trading market, the SEHK, and can be traded in the United States in the form of American depositary shares in compliance with the holding period, volume, and manner of sale restrictions under Rule 144 under the Securities Act of 1933, as amended (if applicable). It is possible that we may issue additional shares in connection with our financing activities, acquisition activities or otherwise. Any shares that we issue will be freely tradable on the SEHK, and, depending on the circumstances of their issuance, may also be freely tradable in the U.S. public market.

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

In fiscal 2006, Standard & Poors and Moody’s Investors Services downgraded our credit rating from ‘B’ to ‘BB-’ and from ‘B2’ to ‘Ba3’, respectively, which may limit our ability to obtain future financing or make such financing more costly.

As a result of, among other factors, our operating loss in fiscal 2005, Standard & Poors and Moody’s Investors Services downgraded our credit rating during 2005, from ‘B’ to ‘BB-’ and from ‘B2’ to ‘Ba3’, respectively. These downgrades may limit our ability to obtain future financing or make such financing more costly.

We will require a significant amount of cash to service our debt.

Our ability to fund operating and capital expenditures and to service debt will depend significantly on our ability to generate cash from operations. In fiscal 2005, we incurred net cash outflow from operating activities of HK$15.4 million. We will need to turn around our operations in order to generate sufficient cash flows to meet our future debt service requirements. However, we cannot assure you that we will be able to do so.

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

Upon the issuance of the 8.75% notes, we incurred US$125.0 million amount of indebtedness. In addition, the indenture governing the 8.75% notes does not prohibit us or our subsidiaries from incurring substantially more debt, including secured credit facility debt and other debt as long as we meet certain debt incurrence ratios (other than CTI Guangzhou Customer Services Co. Limited (“CTI Guangzhou”) and, subsequently, any other future subsidiary prohibited by applicable law, regulation or order from issuing a guarantee of the 8.75% notes, which are restricted from incurring certain indebtedness as specified in the indenture governing the 8.75% notes.) The 8.75% notes and guarantees are effectively subordinated to all of our existing and future secured debt to the extent of the value of the assets securing such indebtedness and are effectively subordinated to all existing and future debt and other liabilities of non-guarantor subsidiaries, including trade payables. If new debt is added to our consolidated debt level, the related risks that we now face could intensify.

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

ITEM 4. INFORMATION ON THE COMPANY

History and Development of the Company

City Telecom (H.K.) Ltd. was incorporated in Hong Kong on May 19, 1992 under the Companies Ordinance (Chapter 32 of the laws of Hong Kong) (the “Companies Ordinance”). Our registered office is located at Level 39, Tower 1, Metroplaza, No. 223 Hing Fong Road, Kwai Chung, New Territories, Hong Kong, telephone (852) 3145-6888. Our agent for U.S. federal securities laws purposes is CT Corporation System, 111 Eighth Avenue, New York, NY 10011.

City Telecom provides international telecommunications and, through HKBN, international telecommunications, Internet access, local telephony, pay-TV and other fixed telecommunications network services in Hong Kong. We believe that one of the cornerstones of our success has been our ability to quickly expand our service offerings when changes in regulation or technology have provided us with an opportunity to do so. Some of the key events in our history and development have been:

•	In November 2005, we announced cooperation with China Telecom Hong Kong Limited to provide Pan-China Internet Protocol Virtual Private Network services to corporate customers.

•	In October 2005, HKBN became the first service provider in the world to achieve the Cisco Powered Network Metro Ethernet QoS Certified status.

•	In October 2005, HKBN launched our “2b” Broadband Phone Service, providing VOIP services to local and overseas users via a software-based broadband phone.

•	In September 2005, HKBN was conferred as the winner of the Global Entrepolis@Singapore Award 2005, which was presented by the Asian Wall Street Journal in association the Economic Development Board of Singapore. This award recognizes innovation in the application of technology to a strong business model with commercial potential to be an industry or market leader.

•	In May 2005, HKBN formally named its IP-TV arm as “HKBN Digital TV”, and re-positioned the service to offer additional movie and drama channels.

•	In April 2005, HKBN officially launched our “bb1,000” fiber-to-the-home 1Gbps residential broadband service.

•	In January 2005, we completed the issuance of US$125 million of 8.75% senior notes due 2015.

•	In November 2004, HKBN launched our “bb100” Internet access service with symmetric 100 Mbps access for the residential mass market using self-owned fiber-to-the-building and standard Category-5e in-building copper wiring.

•	In August 2004, HKBN launched our off-network BB Phone services, which allows subscribers to use our local VOIP services using the broadband network of other operators.

•	In July 2004, HKBN launched our corporate data services.

•	In August 2003, HKBN launched our IP-TV service, which delivers video content to a television set via an IP set-top-box.

•	In July 2003, we sold the entire issued share capital of City Telecom (Japan) Co., Ltd. to Takua Corporation; City Telecom (Japan) Co., Ltd. (now known as City Call Co., Ltd.) ceased to be related to our group of companies.

•	In July 2002, we established a customer service call center in Guangzhou, China to provide customer acquisition and back office customer support services.

•	In June 2002, we launched a new access number “0030” for our international telecommunications services, which offers international direct dialing at competitive calling rates.

•	In May 2002, we started operation of our APCN 2 and Japan-U.S. undersea cables for international calls and broadband Internet access.

•	In April 2002, HKBN was notified of our license upgrade from a wireless to a wireline-based FTNS License and we began upgrading our backbone to a self-owned fiber-based backbone. In that same month HKBN launched our fixed line on-network local VOIP services in Hong Kong.

•	In March 2002, the Telecommunications Authority granted us a cable-based external FTNS License.

•	In May 2001, the Telecommunications Authority granted us a satellite-based fixed carrier license.

•	In March 2000, HKBN launched our broadband Internet access services and wireless network in Hong Kong.

•	In February 2000, HKBN obtained a wireless FTNS License from the Telecommunications Authority.

•	In November 1999, we successfully completed a global offering of shares and listed our American depositary shares on the Nasdaq Stock Market.

•	In January 1999, we became the first Hong Kong company to obtain a PNETS License covering the provision of international telecommunications services using international simple resale and launched a new direct calling service for our international telecommunications operations with the access number 1666, supported by the international simple resale arrangement.

•	In November 1998, OFTA announced that PCCW-HKT would lose its monopoly over voice transmission using international simple resale effective in January 1999.

•	In February 1998, PCCW-HKT lost its monopoly over facsimile transmission using international simple resale. We launched our fax services using international simple resale in the same month. We launched our first Internet related service, CTIm@il, which provides email services, in March 1998. We launched our Internet business, named CTInets, in June 1998.

•	In August 1997, we completed the initial public offering of our shares, which were listed on the Stock Exchange of Hong Kong.

•	In January 1997, we launched our fourth international telecommunications service, the IDD 300 Calling Service. In March of that year, to target our prospective and existing corporate subscribers, we established INC as a special business unit dedicated to providing high-quality, competitively priced international telecommunications services to corporations in Hong Kong. In June 1997, we obtained a PNETS License from the Telecommunications Authority for the provision of virtual private network services, catering to the needs of multinational corporations.

•	In January 1994, we introduced a second international telecommunications service, marketed under the name 003 International Guaranteed Fax Service, using the store-and-forward transmission technology. In September 1994, we launched a third international telecommunications service, called GlobaLink International Calling Card Service.

•	In May 1993, we obtained a PNETS License.

•	In September 1992, we began to provide international telecommunications service using the toll-free transit communication technology, later marketed under the name 888 International Calling Card Service.

Business Overview

We are an innovative provider of residential and corporate fixed telecommunications network and international telecommunications services in Hong Kong. Using our self-owned Metro Ethernet network, we deliver fixed telecommunications network services to the residential mass and small-to-medium enterprise market segments, at attractive prices while simultaneously offering a bandwidth advantage over comparable offerings by our competitors. Our integrated suite of services includes the following:

•	high-speed broadband Internet access services that provide our customers with symmetric upstream and downstream access speeds with options for 10 Mbps, 100 Mbps and 1,000 Mbps;

•	fixed line local telephony through our voice-over-Internet-Protocol technology;

•	pay television, where we deliver more than 81 channels including self-produced news, children’s programming, international drama and movies and local interest programming using our IP platform; and

•	corporate data services, which includes provision of dedicated bandwidth to corporate customers.

As of August 31, 2005 we had a total of approximately 631,000 fixed telecommunications network services subscriptions, consisting of approximately 229,000 broadband Internet access, 293,000 local VOIP and 109,000 IP-TV services subscriptions.

In addition to providing fixed telecommunications network services, we believe that we are one of the largest providers of international telecommunications services in Hong Kong. We offer a variety of international telecommunications services and products including direct dial services, international calling cards and mobile call forwarding services. Our total international telecommunications services customer database comprises approximately 2.1 million registered accounts with an average of 500,000 customers that are billed on a monthly basis. Our international telecommunications business contributed 45.8% to our total revenues in fiscal 2005 as compared to 53.7% in fiscal 2004.

Our self-owned network is one of the world’s largest Metro Ethernet networks and is cited as a global reference case by our two primary vendors, Cisco Systems, Inc. and Nortel Networks Limited. Our Metro Ethernet network conforms to industry standards for 10/100/1,000 Mbps Internet access speeds, and covers 1.2 million home passes, which represents coverage of approximately 60% of Hong Kong’s population. The coverage of our network is concentrated in Hong Kong’s most densely populated areas and reaches approximately 3,300 residential buildings with an average of approximately 360 residences per building, and approximately 700 commercial buildings, making us one of the largest residential fixed telecommunications network operators in Hong Kong.

In most other markets, Metro Ethernet technology is primarily used in commercial buildings in metropolitan areas, as the technology is most cost effective in dense user populations where a provider can service a large number of users in a single building or cluster of buildings. We have deployed Metro Ethernet technology in densely populated residential areas in Hong Kong, where most of our customers live in high-rise apartment buildings with multiple apartments on each floor. As a result, we have contained the cost of deploying of our core network to approximately US$130 per home pass. Our strategy is to sell multiple fixed telecommunications network services using our Metro Ethernet network. All of our fixed telecommunications network services are offered through our single IP platform, unlike our competitors who use multiple platforms to provide comparable services. In addition, unlike most other new entrants, we operate an “end-to-end” network that extends from our IP network hub sites and our switching centers in Hong Kong to our subscribers’ premises.

Hong Kong has one of the most developed telecommunications markets in the world with one of the world’s highest penetration rates for local telephony and broadband Internet access services. As of September, 2005, the penetration rates of residential fixed line local telephony and residential broadband Internet access were 94% and 72% of Hong Kong households, respectively. Since 1995, when the Hong Kong government began to liberalize Hong Kong’s telecommunications industry, PCCW-HKT (the incumbent carrier and largest fixed telecommunications network telecommunications operator in Hong Kong) began to lose its 100% market share and as of June 2005 retained a 67% market share with respect to fixed line local telephony services. However, during 2005, PCCW-HKT began winning back fixed-line customers through an aggressive pricing and marketing strategy.

In contrast, Hong Kong’s pay-TV penetration rate is low compared to other developed countries in the region and globally. While i-Cable is the established incumbent and has been offering pay-TV services since October 1993, it had penetrated only 32% of Hong Kong’s households as of June 30, 2005. We believe that this and the fact that Hong Kong is primarily served by free-to-air television stations will enable us to increase penetration of our IP-TV services. In addition, Chinese-language programs broadcast by free-to-air television stations in Hong Kong attract approximately 85% of primetime viewership. We produce and obtain programming that targets Hong Kong’s largely Chinese-speaking mass market, which we believe differentiates us from our competitors. We launched our IP-TV services in August 2003 and the other competitors in the pay-TV market are also relative newcomers, with PCCW-HKT launching its services in September 2003 and Galaxy Satellite Broadcasting Limited launching its services in February 2004.

On January 20, 2005 we successfully completed a US$125 million offering of 8.75% notes in an underwritten private placement transaction. Our net proceeds from the transaction were approximately US$121 million after deduction of expenses and commissions. We used the net proceeds, in part, to repay in full an existing loan facility in the outstanding amount of HK$196.7 million, and intend to use the remaining net proceeds for capital expenditures, including costs incurred in expanding and upgrading our Metro Ethernet network in Hong Kong, and for additional working capital and general corporate purposes. On March 18, 2005 we filed a registration statement with the U.S. Securities and Exchange Commission and subsequently completed an exchange of the 8.75% notes for notes with identical terms that are freely tradeable.

Competitive Strengths:

We believe that our demonstrated success is primarily due to our ability to capitalize on the following key strengths:

•	Focus on the Residential Mass and Small-To-Medium Enterprise Market Segments. We focus on offering high-bandwidth services to the residential mass and small-to-medium enterprise market segments, which we believe have significant growth potential. We price our services attractively and at the same time offer bandwidth advantages over comparable service offerings by our competitors. Our IP-TV services focus on the residential mass market by providing Chinese-language content that targets the Chinese-speaking population of Hong Kong, which we believe to be largely under served. Our focus on the residential mass and small-to-medium enterprise market segments has enabled us to quickly grow our subscription base and we believe this will help us to up-sell our services.

•	Leading-Edge Metro Ethernet Network. Our network deploys Ethernet technology provided by Cisco Systems, Inc. We believe our Metro Ethernet network gives us an inherent cost and performance advantage over our competitors. Our IP platform is highly scalable, enabling us to offer broadband Internet access, local VOIP, IP-TV and corporate data services over a single network while still leaving us with capacity to offer more services in the future. It is also capable of providing up to 1,000 Mbps symmetric broadband Internet access. Our “bb100” 100 Mbps broadband service promotions during 2005 highlighted the bandwidth advantage of our Metro Ethernet network over xDSL or cable modem services. Ethernet technology is “off-the-shelf” and has long been deployed for large enterprises, but we believe we are one of the first to deploy this technology for the residential market on a mass scale.

•	First Mover Advantage and High Barriers to Entry. Our first mover advantage and the inherent characteristics of the Hong Kong telecommunications infrastructure, which present a natural barrier to entry, make it difficult for our competitors to replicate our business model. Metro Ethernet technology is not appropriate for our competitors who intend to offer a full coverage network that includes remote and difficult to reach areas of Hong Kong. Attempting to deploy Metro Ethernet technology in such locations would significantly increase costs and completion time of such a network. While other telecommunications operators may lay their own fiber-to-the-building, we believe they would encounter significant in-building bottlenecks when attempting to complete an end-to-end network. This is because the majority of Hong Kong’s residential properties have limited space for in-building wiring leading to subscribers’ residences, making it difficult for new entrants to replicate our end-to-end network build.

•	Innovative and Highly Committed Management Team. Since our inception in 1992, our management team has built a strong track record as an industry innovator and has successfully led us in competing against larger and better resourced operators. Our management team has consistently demonstrated its ability to quickly capitalize on developments in the Hong Kong regulatory environment that allow us to expand our service offerings and grow our market share. Our senior management team owns approximately 56% of the company and does not have any material outside business interests. Our management’s ownership interest represents a long-term commitment and significant performance incentive.

•	Strong Brand and Targeted Marketing Strategy. We have an established brand name that is identified with high quality and competitively priced telecommunications services in Hong Kong. In order to further promote our brand recognition and to reach a wider subscription base, we have established a network of promoters, sales agents and telemarketers that personally contact potential and existing customers. In addition, we proactively market our services through a mix of promotions and advertising. We have an established call center in Guangzhou, China with over 1,900 customer service personnel, which provides us with a highly cost efficient resource for processing and servicing customers. In December 2005, we opened a 14,000 square foot dedicated training center in Guangzhou to enhance the quality of our customer service through improved staff training.

Business Strategy

Our overall strategy is to grow market share, increase our network coverage and introduce new services through our IP platform. Key components of this strategy include:

•	Increase Penetration within Existing Network Coverage. We intend to continuously increase the penetration within our existing network coverage and grow our market share through targeted sales and marketing efforts. During fiscal 2005 we added approximately 166,000 subscriptions for our fixed telecommunications network services to expand our total subscription base to approximately 631,000 as of August 31, 2005.

•	Expand and Upgrade our Network Coverage. Our self-owned Metro Ethernet network currently covers 1.2 million home passes, representing approximately 60% of Hong Kong’s population. With this network foundation in place we will focus our efforts in the next several years on expanding our network coverage to 1.8 million home passes, representing approximately 80% of Hong Kong’s population. After establishing a strong base in the mass market, we plan to broaden our customer base into the remaining market segments. In fiscal 2005, we upgraded the existing wireless and leased wireline based backbone in our network infrastructure with our own fiber based backbone, and currently have approximately 85% of our home passes serviced by self-owned fiber based backbone.

•	Offer High-Value Services at Competitive Prices. We focus on providing high bandwidth services at attractive prices for the residential mass and small-to-medium enterprise market segments. In November 2004 we launched our leading-edge “bb100” broadband Internet access service with symmetric 100 Mbps upstream and downstream bandwidth at prices affordable for residential customers. Our “bb100” service is 16 times faster for downstream transmission and 155 times faster for upstream transmission than the bandwidth offered by the most popular asymmetric digital subscriber line broadband Internet access service in Hong Kong. Similarly, our IP-TV service includes over 81 channels with a large selection of Chinese-language channels targeted at Hong Kong’s predominantly Chinese-speaking population at competitive prices.

•	Up-sell Multiple Services. We employ customized and targeted sales and marketing efforts to up-sell multiple services to each subscriber. The scalability of our network allows us to sell additional services to our existing customers, for example adding local VOIP or IP-TV services to our current broadband Internet subscribers, with minimal additional network and operating costs. As a result, each new service we sell to our existing subscription base contributes significantly to our profitability. If we successfully up-sell additional services to our existing subscriber base, this will result in higher revenues per subscriber, lower our average customer acquisition costs and help to decrease subscriber churn.

•	Introduce New Services on our Single IP Platform. The single IP platform of our Metro Ethernet network provides us with a structural advantage over our competitors and enables us to offer multiple services at low incremental costs. We are committed to continuing to introduce innovative and high bandwidth services in the future. For example, in fiscal 2005, we began offering our near-video-on-demand IP-TV service which enables our subscribers to view individual episodes of a television series whenever they choose rather than at pre-set screening times.

•	Proactively migrate IDD to 2b services. In October 2005, we launched our global “2b” broadband phone service, which provides VOIP to local and overseas users via a software-based broadband phone. To counter the decline in international telecommunications services revenues, we are proactively migrating our legacy international telecommunications services and customers to our “2b” broadband phone services. This service is primarily targeted at the overseas Chinese community, which we believe will enable us achieve higher margins and access a wider addressable market compared to the local Hong Kong market for international telecommunications services.

Revenue

A significant majority of City Telecom’s revenue is derived from business conducted in Hong Kong. A breakdown of revenue by category of activity is as follows:

	Year ended August 31,
	2003	2004	2005
	HK$	HK$	HK$
Revenue	(Amounts in thousands)
Fixed telecommunications network services(1)	423,107	541,902	629,464
International telecommunications services	875,802	627,978	532,595

Total operating revenue	1,298,909	1,169,880	1,162,059

(1)	Includes Internet access, local telephony services and pay-TV services since August 2003.

Fixed Telecommunications Network Services

Metro Ethernet Network Infrastructure

Our Metro Ethernet network is formed by using our own fiber-based backbone, wireless technology or leased wireline-based backbone to connect our in-building Ethernet infrastructures to our IP hub sites and switching centers in Hong Kong. Our Ethernet infrastructure is a system of Category-5e copper wiring that connects our subscribers’ premises to our local area network, or LAN, switches within a residential or commercial building. In fiscal 2005, we reduced our reliance on wireless and leased wireline based backbone from other network operators by expanding our self-owned fiber-based backbone. This action increased our network capacity and improved the quality of our service. We currently service approximately 85% of our home-passes with our self-owned fiber-based backbone.

We began replacing the existing wireless and leased wireline-based backbone and installing our own fiber-based backbone in April 2002 when we received confirmation of our wireless FTNS License upgrade to a wireline-based FTNS License. When we began these replacements, we initially selected locations with the highest population density because our fiber-based backbone increased our capacity to handle the high traffic volume in such locations. We intend to continue making investments in our own fiber-based backbone in locations where we deem the economic returns sufficiently high to make replacement of the wireless and leased wireline-based backbone cost-effective. Until we complete construction of our own fiber-based backbone, we will continue to rely on our wireless technology and leased capacity on wireline-based networks from other fixed network operators in certain select locations.

The high capacity of our fiber-based backbone has enabled us to offer a suite of services on a single IP network platform. These services include our broadband Internet access, local VOIP, IP-TV and corporate data services. We made capital expenditures for our fixed telecommunications network infrastructure of approximately HK$392.9 million in fiscal 2004 and HK$408 million in fiscal 2005. In fiscal 2006, we plan to further make total capital expenditures of HK$400 million to continue increasing the capacity of our existing coverage and extending the reach of our Metro Ethernet network. The service area of our Metro Ethernet network currently includes approximately 1.2 million home passes, representing approximately 60% of Hong Kong’s population. We plan to extend our Metro Ethernet network coverage, over the next several years, to 1.8 million home passes, covering approximately 80% of Hong Kong’s population. As we expand the reach and coverage of our Metro Ethernet network, we plan to continue introducing new services.

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

The following table shows the growth of our fixed telecommunications network subscriptions over the past five years:

	As of August 31,
	2001	2002	2003	2004	2005
Fixed Telecommunications Network Services Subscriptions:
Broadband Internet Access	17,700	130,000	172,000	197,000	229,000
Local VOIP(1)	—	21,000	140,000	237,000	293,000
IP-TV	—	—	—	31,000	109,000

Total	17,700	151,000	312,000	465,000	631,000

(1)	Includes Hong Kong based subscriptions only.

Internet Access

HKBN began offering our broadband Internet services in March 2000 after it received a wireless FTNS License from the Telecommunications Authority to provide fixed telecommunications network services in Hong Kong using wireless technologies such as local multi-point distribution systems. Our goal is to build on our position as a leading provider of broadband Internet services in Hong Kong and increase the revenues we generate from Hong Kong’s Internet access market. Our subscription base for broadband Internet access has increased each year since we introduced this service and has expanded to approximately 229,000 broadband Internet access subscriptions as of August 31, 2005. We use this subscription base to up-sell our other fixed telecommunications network services. In addition to broadband Internet access services, we also currently provide 56k dial-up Internet access and corporate Internet access via resale of PCCW’s Megalink/Mega-access. However, we are focusing exclusively on growing our subscription base for our high bandwidth broadband Internet access services and are making no further investments in dial-up or Megalink/Mega-access services.

We currently offer broadband Internet access to our residential and corporate customers at access speeds of up to 1,000 Mbps, but the majority of our customers currently have access speeds of up to 10 and 100 Mbps. We currently offer “bb10”, our basic symmetric 10 Mbps broadband Internet access service plan to residential customers with unlimited Internet access for a monthly fee ranging from HK$110 to HK$148. Further, in November 2004 we began offering “bb100” and in April 2005, we launched our “bb1,000” services that respectively provide symmetric 100 Mbps and 1,000 Mbps broadband Internet access for monthly fees ranging from HK$150 to HK$200 for “bb100” and HK$1,350 for “bb1,000”. All of our broadband Internet access packages offer a free e-mail service and a variety of value added services, such as “bbDrive,” an on-line virtual hard drive with up to 10Gb of storage, “bbGuard,” an anti-spam and anti-virus package, and “bbWatch,” a full-screen IP-TV service that is viewed on a personal computer. We frequently change our promotions in response to market conditions or as a way of attracting additional subscribers.

In addition to the residential packages described above, we have also developed broadband promotions that target corporate customers. We offer prepackaged plans that provide access at speeds up to 1,000 Mbps, which include on-site training, on-site maintenance support, high capacity data transfer and e-mail services. Corporate customers that subscribe to prepackaged plans pay fixed monthly subscription fees that range from HK$200 to HK$6,000.

Competition

There have been many new entrants to the Internet access business, but our main competitors are PCCW-HKT (through its subsidiary PCCW-IMS Limited), i-Cable and HGC. PCCW-HKT has been offering broadband Internet access services since May 1998 and uses asymmetric digital subscriber line technology, or ADSL, over its telephone network to provide asymmetric Internet access typically at speeds up to 6 Mbps downstream and 640 Kbps upstream. i-Cable began providing broadband Internet access services in March 2000 using its hybrid fiber coaxial network that provides symmetric typical access speeds up to 8 Mbps shared by a cluster of buildings. HGC predominantly uses VDSL technology and typically provides symmetric access speeds up to 10 Mbps.

Our basic broadband Internet access service provides symmetric access speeds up to 1,000 Mbps. We believe that there is no other fixed telecommunications network service provider in Hong Kong with an existing infrastructure that could offer broadband Internet access at speeds comparable to our high-speed offerings to the residential mass market at cost-effective prices. However, our largest competitors have been in operation longer and may have greater market presence, brand recognition and more financial, technical and personnel resources. In addition, they may have greater network coverage in terms of homes passed.

We had approximately 229,000 broadband Internet access subscriptions as of August 31, 2005, which represents a market share of approximately 14% with respect to the total number of broadband Internet access subscribers in Hong Kong.

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

As of August 31, 2005, we had 293,000 local VOIP subscriptions. We currently charge from HK$48 to HK$128 per month for our local VOIP services depending on the service plan, and we offer a full range of value added services, including call waiting, caller display and conference call services.

In August 2004, we also began offering hardware-based off-network local VOIP services, which we refer to as “bb Phone” services. “bb Phone” allows subscribers to use our local VOIP services via the broadband network of other operators. In October 2005, we launched our global software-based VOIP services branded as “2b”, which provides a global Hong Kong-telephone number service. This service is primarily targeted at the overseas Chinese community, which we believe will enable us to access a wider addressable market compared to the Hong Kong market for international telecommunications services. For HK$48 per month, “2b” provides broadband users around the world with a standard Hong Kong 8-digit fixed line number to make and receive unlimited calls within Hong Kong and to other “2b” users around the world.

Competition

PCCW-HKT, the incumbent and largest fixed telecommunications network operator in Hong Kong, announced that it had a market share of approximately 67% with respect to local telephony services as of June 30, 2005. As the incumbent operator, PCCW-HKT is required to allow interconnection to its fixed telecommunications network to other licensed fixed telecommunications network operators. The remainder of the market is shared among ourselves and three other alternative carriers HGC, New World and Wharf T&T. The principal basis of competition for local telephony is price and brand name recognition. PCCW-HKT has the highest brand name recognition, but we and the other operators are contending by offering competitively priced local telephony services that provide comparable quality to PCCW-HKT. As of August 31, 2005, we had approximately 293,000 local VOIP subscriptions. Our market share with respect to local residential telephony services amounts to approximately 13.9% as of August 31, 2005.

There have been a number of developments that could result in changes to the competitive environment with respect to fixed line local telephony services in Hong Kong. On January 20, 2005, PCCW announced it had formed a strategic business alliance with China Netcom, one of China’s major telecommunications companies. Under this alliance, China Netcom paid approximately US$1.0 billion in cash for newly issued PCCW shares, resulting in its holding 20% of PCCW’s share capital. This transaction may result in increased competition for us and other Hong Kong telecommunications companies if PCCW is able to combine its size and market position with the increased capital provided by China Netcom to decrease prices.

In June 2005, PCCW acquired a controlling stake in SUNDAY, a mobile telecommunications operator. This acquisition strengthens PCCW’s ability to compete by enabling it to offer integrated fixed and mobile telecommunications services. Going forward, we expect PCCW to offer integrated quad-play services that includes fixed voice, mobile voice, Internet access and IP-TV.

Under a new fixed carrier license issued to PCCW-HKT on January 14, 2005, PCCW-HKT is no longer required to obtain prior approval from the Telecommunications Authority before adjusting its tariffs on residential and business direct exchange line telephone services, including moves to offer discounts and other benefits in response to price competition. We anticipate this development will increase pricing competition further in an already competitive market. The competitive environment under which we currently operate may also be affected by the ongoing changes in the regulatory framework in Hong Kong including the phasing out of Type II interconnections at Point A by June 2008. However, in December, 2005, PCCW-HKT entered into a six-year commercial Type II interconnection arrangements with HGC and Wharf T&T. These arrangements, together with PCCW’s agreement with New World entered into in 2004, will allow the practice or Type II interconnection resale to continue beyond the regulatory phase-out.

IP-TV

In August 2003 we introduced our IP-TV service that provides DVD quality video delivered via our Metro Ethernet network to an IP set-top-box connected to the subscriber’s television set. This monthly subscription-based pay television service offers more than 81 channels consisting of a self-produced 24-hour news channel and education and recreation channels (including children’s programming), and channels whose content is obtained from other content-providers. Our news production team consists of a staff of 100 employees and produces an average of 40-50 news stories per day for our 24-hour news cycle.

Because of the scalability of our Metro Ethernet network infrastructure, the current cost of adding IP-TV services to an existing broadband Internet access or local VOIP subscriber is small. Since the launch of our IP-TV services in August 2003 we have progressively upgraded the content offerings and valued added components of the service. During 2005, we introduced an 8 channel movie and drama package, added J-League Soccer coverage from Japan, plus three “Drama Buffet” near-video-on-demand channels that empowers viewers to select and watch drama series by the episode of their choice. All of these enhancements are included in our basic package price of between HK$68 to HK$148 per month, which is significantly cheaper than similar bundles from our competitors. During fiscal 2005, we added 78,000 IP-TV subscriptions to reach 109,000 subscriptions as of August 31, 2005. However, the majority of these new subscriptions are on free-trial plans for periods from six to twelve months. While it is our objective to convert these free-trial users to paying subscribers, we may not be able to achieve this on sufficient scale to be profitable.

Competition

Our three main competitors in the pay-TV business are i-Cable, PCCW-HKT and Galaxy Satellite Broadcasting Limited. The pay-TV services of i-Cable and PCCW-HKT include a significant amount of English language content such as English Premier League Football, HBO, Cinemax, ESPN and others. PCCW-HKT, in particular, has signed long-term exclusive content contracts with HBO, ESPN, and Star among others. We target a different market than these competitors by offering predominantly Chinese language content, and pricing our IP-TV service attractively to the residential mass market.

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

Corporate Data Services

Our corporate data services includes E-1 and T-1 backbone connections and leased bandwidth capacity over our Metro Ethernet network for mobile and other telecommunications carriers, as well as connectivity for companies with multiple office locations within Hong Kong. We believe that the combination of our low cost base provided by our Metro Ethernet network and our extensive geographic coverage, positions us well to be competitive in this market. In November 2005, we announced cooperation with China Telecom Hong Kong Limited to provide Pan-China Internet Protocol Virtual Private Network services to corporate customers. This joint service, allows corporations with multiple office locations throughout Hong Kong and China, to conveniently work with a single service provider to address their Pan-China corporate telecommunications needs. Our corporate data services are not yet contributing material revenues to our operating results as we are still at an early stage of promoting these services.

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

We offer our international telecommunications service under the IDD 1666 and IDD 0030 brand names. These two brands provide us with flexibility in our marketing strategies. We charge our IDD 1666 and IDD 0030 users a per minute tariff rate that varies according to the destination of the call and calling prefixes, while IDD 0030 users are also provided discounts depending on the time of day or day of the week when the call is placed.

We actively promote our international telecommunications services to build our brand name awareness as one of Hong Kong’s leading telecommunications companies. In fiscal 2004 and 2005, in order to maintain our market share, we made the decision to price our international telecommunications services at competitive levels with other market players to compete with their aggressive pricing strategies.

During fiscal 2005, we experienced a reduction in total traffic volume of 5.9% from 1,007.0 million minutes in fiscal 2004 to 947.1 million minutes in fiscal 2005. Competition during the year was intense as some of our integrated competitors offered free or very low cost international direct dial minutes as a customer incentive to gain local fixed line and mobile market share. Further, technology substitution from global VOIP providers such as Skype, which offers free PC-to-PC based international calls, is also becoming more prevalent. We are proactively migrating our legacy international telecommunications services to our “2b” services, which we believe will enable us to achieve higher margins and access a wider addressable market.

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

Competition

PCCW-HKT, HGC, New World, and Wharf T&T are our main competitors in the international telecommunications business. As in previous years, we experienced fierce price competition in Hong Kong during fiscal 2005. This competition drove down the average tariff rates per minutes and we expect this price competition to continue in fiscal 2006. In order to maintain our market share and high traffic volume, we have significantly reduced some of our international telecommunications rates and introduce new marketing and promotional offers from time to time. We also employ two brand names, IDD 1666 and IDD 0030, to provide us with flexibility in our marketing strategies. However, to offset these price reductions, we have taken steps to reduce our cost base, such as using our relatively large traffic volume to negotiate lower prices from our international partners, establishing a call center in Guangzhou to provide customer service and back office support services, and developing our own international telecommunications infrastructure.

CTImall and INCmall

To take advantage of the regular contact that we have with our existing customers through our various sales and customer service channels, we offer our customers the opportunity to purchase a selection of consumer goods from us including audio-visual products, household appliances, computer and accessories, skincare, watches, cooking utensils and other housewares. We use our large customer base and the potential for high sales volumes to negotiate discounted prices on electrical goods with distributors, and offer these electrical goods to our customers at attractive prices. We proactively market CTImall to our residential customer base via direct mail accompanying our bills, our web site, as well as direct calling. During fiscal 2005 we introduced INCmall, which operates on the same premise as CTImall, but is targeted at our corporate customer base.

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

Research and Development Activities

We commit considerable resources to our research and development department in order to continuously improve our services and improve our market position. As of August 31, 2005, our research and development department in Hong Kong consisted of 48 staff members experienced in systems design, engineering, telecommunications and computer programming. Our research and development department is primarily responsible for assessing and adapting the technology that we employ in upgrading and expanding our Metro Ethernet network. To identify and develop new market opportunities, the research and development department assesses new services offered by telecommunications and Internet companies in the United States and elsewhere and works closely with our marketing department. Our research and development expenditures were approximately HK$2.6 million, HK$6.0 million and HK$11.0 million for fiscal 2003, 2004 and 2005, respectively.

Sales and Marketing

Our primary marketing goal is to further our brand name as one of Hong Kong’s leading telecommunications companies, and to build HKBN’s brand name as a leading broadband Internet access, local VOIP, IP-TV and corporate data services company. We consider brand identity to be a key factor in building our revenue base. We believe that we have been successful in building a strong corporate image in Hong Kong as a direct result of the efforts we have made, and intend to continue our efforts to advertise and promote City Telecom and HKBN. We advertise our products and services through our “on-the-street” marketing force, door-to-door marketing team, telemarketing and direct mailing, as well as through Chinese language television, radio, print media and on the Internet.

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

In July 2002, we established a customer service call center in Guangzhou, and centralized most of our customer service functions and back office support services at that location. This enables us to lower our operating costs while continuing to increase our customer service capabilities. We have been expanding our Guangzhou customer service facility since its establishment, which now has approximately 1,900 employees as of August 31, 2005.

In December 2005, we opened a 14,000 square foot dedicated training center in Guangzhou to enhance the quality of our customer service through improved staff training. We also opened a new 3,500 square foot customer service center in Mongkok, a popular shopping district in Hong Kong, in December 2005.

Billing and Collection

Our account collection department is responsible for securing prompt payment from subscribers. Invoices are issued on a monthly or quarterly basis and payments are usually due within 15 days of the issue date of the invoice for residential subscribers and 21 days for corporate subscribers. All payments from our subscribers are denominated in Hong Kong dollars and are made by way of cash, check, credit card, payment by telephone service, automatic transfer from subscribers’ bank accounts or through Internet banking. As a result of our tight credit control policy, our bad debts represented approximately 1.4%, 1.0% and 3.1% of our revenue for each of fiscal 2003, 2004 and 2005, respectively. The increase in bad debts by 2.1% of our revenues in fiscal 2005 as compared to fiscal 2004 was mainly due to the provision for mobile interconnection charges receivables in the aggregate amount of HK$19.5 million in fiscal 2005. For more information on our provision for mobile interconnection charges, see Item 5. “Operating and Financial Review and Prospectus—Our Revenues— Fixed Telecommunications Network Services” in this annual report.

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

For residential and corporate subscribers, if an overdue IDD account is not settled within 90 days and 60 days after the due date, respectively, we terminate the subscriber’s account. For local VOIP, broadband Internet access and IP-TV services, we generally allow a 90 day period before suspending the account, due to the minimal incremental cost to us of providing such services. If payment is still not settled after we suspend the account, we determine what recovery actions to take, which may include court proceedings and/or the use of collection agencies.

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

Hong Kong Regulatory Overview

The following is a brief summary of the Hong Kong laws and regulations that currently materially affect the telecommunications, including the Internet, and the broadcasting industries in Hong Kong. This section does not purport to be a comprehensive summary of all present and proposed regulations and legislation relating to these industries. For example, the regulatory principles relating to the pricing of telecommunications services provided in Hong Kong are relatively complex and are the subject of regular review by the regulator and as such are not covered in great detail here.

Telecommunications Industry

History

Local Fixed Telecommunications Network Services

Prior to July 1995, PCCW-HKT Telephone Limited (then known as Hong Kong Telephone Company Limited) was the exclusive provider of local fixed wireline telecommunications network services in Hong Kong under an exclusive franchise granted to it under the now repealed Telephone Ordinance (Cap 269). In 1995, the Hong Kong government introduced limited competition in the local fixed telecommunications network services market. Three new FTNS Licenses (see below for a more detailed description of FTNS Licenses) were issued by the Telecommunications Authority to each of Hutchison Global Communications Limited (then known as Hutchison Communications Limited) (“HGC”), Wharf T&T Limited (then known as New T & T Hong Kong Limited or Wharf New T & T Limited ) (“Wharf T & T”), and New World Telecommunications Limited (then known as New World Telephone Limited) (“New World”) on June 30, 1995, June 27, 1995 and June 20, 1995, respectively, which allowed them to provide and operate local fixed wireline networks. PCCW-HKT was granted a FTNS License on June 29, 1995 in order for it to continue to operate its local fixed wireline network. The Hong Kong government also agreed to a three-year moratorium on the granting of any further FTNS Licenses.

Following a review conducted by the Hong Kong government regarding its policy in the fixed telecommunications industry in 1998, on May 5, 1999, it announced its decisions:

•	to extend the moratorium on granting additional wireline-based local FTNS Licenses until December 31, 2002, subject to the satisfactory binding commitments by each of HGC, Wharf T&T and New World to roll-out additional local network infrastructure and services; and

•	to invite applications for FTNS Licenses in respect of non-wireline based local networks periodically, the first of such invitation to be made in 1999.

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

In anticipation of the full liberalization of the local fixed telecommunications network market as from January 1, 2003, the Telecommunications Authority published a statement on January 11, 2002 outlining certain key implementation details, including:

•	there would be no rollout or capital expenditure commitments required from licensees that are licensed to operate from January 1, 2003, local fixed networks and/or external facilities;

•	in order to maintain equal treatment between new and existing operators in respect of performance commitments, all performance commitments of existing local and external fixed telecommunications network services operators that are due on or after January 1, 2003 as initially committed to in the licenses granted would be waived;

•	the Telecommunications Authority would not grant any fixed carrier licenses (for details of this license, see description below) to operate local fixed networks to applicants who intend to rely primarily on interconnection with, and access to, the infrastructure of other fixed telecommunications network services or fixed carrier licensees to roll out their networks or provide their services;

•	newly licensed local wireline-based fixed network operators may apply, on a case-by-case basis and subject to certain conditions, for rights of access to buildings and road opening under section 14(1) of the Ordinance for purposes of installing telecommunications lines; and

•	existing local wireless network operators, including HKBN, would be entitled to apply for the extension of the scope of services under their existing licenses to operate local fixed networks and other forms of fixed telecommunications network services.

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

In early 1998, PCCW-HKT’s FTNS License was transferred to a group comprised of subsidiary companies providing international and local telecommunications services and the scope of PCCW-HKT’s services to be provided under the FTNS License was in this way expanded to cover the provision of external telecommunications services and facilities. The FTNS Licenses of the three other local fixed network operators, HGC, New World and Wharf T&T, were also amended allowing them to provide external telecommunications services from January 1, 1999 and all forms of external facilities (cable and satellite based) from January 1, 2000.

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

The Telecommunications Authority granted CTI International Limited, our wholly owned subsidiary, a satellite-based fixed carrier license in May 2001. This license was modified by the Telecommunications Authority in March 2002 to grant us additional rights to operate a cable-based external fixed telecommunications network. HKBN’s local wireline-based FTNS License was modified on May 22, 2003 to allow for the operation of external fixed telecommunications network services in exchange for the surrender of our cable-based external fixed carrier license.

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

It should be noted that the Hong Kong government listed in its 2005 Policy Agenda (January 2006) as one of the policy initiatives of the Communications and Technology branch of the Commerce, Industry and Technology Bureau, to merge the Telecommunications Authority and the Broadcasting Authority into a single regulator.

Licensing

General Licensing Requirements

Section 8(1) of the Telecommunications Ordinance provides, amongst other things, that a telecommunications license is required if a person in Hong Kong establishes or maintains any means of telecommunication. Contravention of Section 8 constitutes an offence. Currently, companies offering telecommunications services without establishing or maintaining any means of telecommunications (pure resellers) are not yet subject to the licensing regime. The Telecommunications Authority is currently reviewing and considering the submissions made to him during a public consultation proposing to bring into force provisions (which were introduced in the Telecommunications Ordinance in 2000) to regulate certain resale activities. For a more detailed discussion refer to the section entitled “— Recent Regulatory Developments in the Telecommunications Industry” below in this annual report.

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

Services-Based Operator License

Following publication of the statement of the Telecommunications Authority entitled “Regulation of Internet Protocol (IP) Telephony” on June 20, 2005, the Telecommunications Authority issued a consultation paper entitled “Consultation Paper on the Creation of a New License for Services-Based Operators for the Provision of IP Telephony Services” on August 22, 2005, or the SBO License Consultation. In the SBO License Consultation, the Telecommunications Authority proposes to create a Services-Based Operator License, or SBO License, to regulate service-based operators that provide voice telephony services over an IP platform. Having considered the submissions made by interested parties in the SBO License Consultation, the Telecommunications Authority issued a Statement on January 6, 2006 setting out the scope of services to be covered by the SBO License, the interconnection charging arrangements for the delivery of local telecommunications traffic to and from SBO licensees, the SBO License Conditions, the direction to be issued under Special Condition 17 of the SBO License; the validity period of the SBO License and the fee structure of the SBO License.

The scope of services permitted by the SBO License are “all internal and external telecommunications services, other than telecommunications services the subject of [a number of licenses issued under the Ordinance specified in the Scope of the Service]” which includes international value-added network services and external telecommunications services accessible to customers of mobile networks, but excludes internal voice telephony services provided to mobile customers. The special conditions of the SBO License puts into effect, in part, the new VOIP regulatory framework as it relates to service based operations.

The SBO License is valid for one year and may be renewed for a period of one year at a time subject to the discretion of the Telecommunications Authority. The fee is HK$90,000 where Class 1 Services are provided and HK$25,000 where Class 1 Services are not provided. In addition, the SBO licensee is required to pay an additional annual fee of HK$7.00 for each subscriber number allocated to the licensee and for each number ported to the licensee’s system.

Class License and Unified Carrier License

Currently, there are three Class Licenses within the telecommunications regulatory framework, one relating to the operation of in-building telecommunications systems, the second relating to the provision of public wireless local area network services and the third one relating to the operation of Citizen Band Radio by the public for recreational and other communications purposes.

Further, with the advent of new technologies, such as Broadband Wireless Access, or BWA, the Telecommunications Authority recognizes that fixed and mobile services will converge enabling voice, data and multimedia applications to be provided over common core networks, delivered through a range of wireline and wireless customer access networks and which will be accessible from common end-user devices irrespective of whether the users are at fixed locations or on the move. As it will become more difficult to classify a service as a “fixed” or “mobile”, the Telecommunications Authority is now examining whether the existing separate licensing frameworks for fixed and mobile services remains sustainable and whether the licensing framework ought to operate on a converged basis under a Unified License.

Under the proposed unified carrier licensing framework, a licensee may be allowed to provide (i) fixed services; (ii) mobile services; or (iii) both fixed and mobile services, depending on the scope of services proposed by the licensees in their license applications.

It is proposed that once the unified licensing framework is in place, the existing fixed carrier license and mobile carrier license would no longer be issued to new entrants or to existing licensees whose licenses are due for renewal. Existing fixed or mobile carriers would, however, be permitted to continue to operate under their existing licenses until their expiration.

The Telecommunications Authority is also currently considering the submissions made in response to a public consultation on the introduction of a further class license to regulate the resale of certain telecommunications services. See the section entitled “Recent Regulatory Developments in the Telecommunications Industry” below for more detail.

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

Type II Interconnection

Following two rounds of consultation on the review of the Hong Kong government’s policy on Type II interconnection, the Communications and Technology Branch, or CTB, announced in July 2004 that the mandatory Type II interconnection policy applicable to telephone exchanges for individual buildings (often referred to as “Point A” in statements issued by the Telecommunications Authority) will be fully withdrawn by June 30, 2008. The mandatory Type II interconnection policy was drawn up in 1995 and is applicable to licensees issued with a FTNS License by the Telecommunications Authority as of June 1995, i.e. PCCW-HKT, HGC, Wharf T&T and New World. Under this policy, each of these four FTNS License holders has the right to request (and the obligation to provide) interconnection with the other relevant FTNS Licensees at any point in the copper-wire local loops of the licensee providing interconnection. In practice, it is PCCW-HKT which is required to meet the mandatory obligation given the extensive coverage of its copper-wire local loops.

In the interim, the mandatory Type II interconnection policy will be withdrawn on a building-by-building basis. Buildings that are served by at least two self-built customer access networks will no longer be subject to the mandatory Type II Interconnection policy following a two-year transitional period. There will be, in addition, a grandfather period of one year following the expiry of the transitional period to protect regulated interconnection terms (including charges) for lines connected before and during the transitional period. After the grandfather period, interconnections of the local loops will be subject to commercial negotiations between the carriers.

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

Universal Service Contribution and Local Access Charge

Under the current regulatory regime, as stated in two statements published by the Telecommunications Authority in January 1998 and July 2000, PCCW-HKT has a universal service obligation to provide basic telephone service to any individual or entity that requests it. To compensate PCCW-HKT for the expenses of this obligation, certain licensees are required to contribute to such cost, which is referred to as the universal service contribution, or USC. Holders of FTNS Licenses and PNETS ETS Licenses including ourselves, HKBN, and IDD 1600 are required to pay USC.

The level of USC is determined by the Telecommunications Authority and is adjusted periodically. The average rate has declined over the past several years. The Telecommunications Authority published a statement on November 11, 2005 confirming that the level of provisional USC on or after July 1, 2005 for traffic over Category A Routes is approximately HK$0.3 cents per minute after a USC adjustment of HK$1.3 cents per minute. The confirmed USC for the period January 1, 2003 to December 31, 2003 for Category A Routes, is HK$0.3 cents per minute after a revised USC adjustment of HK$1.3 cents per minute. For routes that are to be provided through Reach Networks Hong Kong Limited’s international gateways/facilities (Category B Routes), the actual use is HK$1.6 cents per minute for July 1, 2003 to December 31, 2003. However, after August 2003, all routes have been classified as Category A Routes and as such, it is no longer necessary for the Telecommunications Authority to set a provisional USC for Category B Routes. However, with the implementation of the new IP Telephony regulatory framework it is expected that the current USC regime will be reviewed.

Additionally, providers of external telecommunications services, such as holders of PNETS ETS Licenses, including ourselves and IDD 1600, are required to pay a local access charge, or LAC, to the local network operators whose network facilities holders of PNETS ETS Licenses use to transmit calls to and from their customers’ sites. The level of the LAC is calculated on a per-minute basis. Although theoretically the operators holding PNETS ETS Licenses may negotiate the level of LAC with the relevant network operator (whose LAC is not regulated), as at the date of this annual report the bench-mark used by operators is the LAC set by the Telecommunications Authority for PCCW-HKT, whose LAC is determined by the Telecommunications Authority.

In February 2004, the Telecommunications Authority completed a review of the principles and costing methodology of the LAC, subsequent to which the Authority issued a determination on May 4, 2004 revising the LAC for PCCW. The new LAC was intended to be effective from June 1, 2004. However, PCCW successfully applied for a judicial review of the determination objecting to the principle that only its access charge, and not those of other FTNS operators, is determined by the Telecommunications Authority.

As a result, the determination of May 4, 2004 cannot be implemented and the LAC rates, extant, continue to apply. Nonetheless the Telecommunications Authority recognizes that market circumstances have been changing and commenced a public consultation entitled “Regulation of Local Access Charge” on May 20, 2005 by which the Telecommunications Authority seeks views from interested parties on the future regulation of LACs. The Telecommunications Authority asks whether he should:

•	initiate steps to make LAC determinations for all fixed-line operators; or

•	make a fresh LAC determination for PCCW (or other local fixed-line operator) on an individual basis if there are legitimate grounds to justify such an action; or

•	make no intervention and allow the parties to the interconnection negotiate and agree on the applicable LAC.

The consultation closed on June 17, 2005 and the Telecommunications Authority is currently considering the submissions.

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

Currently, the most important regulatory developments include the following:

Revision of Regulatory Regimes for Fixed-Mobile Convergence, or FMC

Currently, fixed and mobile services are two distinct classes of services, provided by separate operators, through separate networks, and with separate charging mechanisms. With the advent of new technologies, the Telecommunications Authority is of the view that fixed and mobile services will converge. As such, the Telecommunications Authority issued a Consultation Paper dated September 21, 2005 entitled “Revision of Regulatory Regimes for Fixed-Mobile Convergence”, or the FMC Consultation Paper, to examine whether the current regulatory regime will continue to facilitate technological applications, infrastructure investment, market development and enhancement of consumer benefits in the environment of FMC. The issues covered in the FMC Consultation are:

(i)	Licensing regime;

(ii)	Certain rights and obligations which are currently applied differentially to the fixed and mobile carriers;

(iii)	Interconnection charging arrangement between fixed and mobile services;

(iv)	Local access charge arrangement;

(v)	Fixed/mobile number portability; and

(vi)	Numbering plan.

In particular, the Telecommunications Authority seeks views on whether there is any need for a unified licensing framework and when a detailed formulation of the unified licensing framework should be commenced. The Telecommunications Authority also seeks views on whether, after the unified licensing framework is implemented, the conversion of the existing fixed or mobile licenses should be voluntary.

The Telecommunications Authority proposes that the unified carrier license shall be valid for 15 years.

Where an existing fixed or mobile carrier licensee wishes to convert its license to a unified carrier license. The Telecommunication Authority proposes the following:

•	If the existing fixed or mobile carrier licensee surrenders its license to the Telecommunications Authority in return for a unified carrier license under which the scope of service is equivalent to the existing license, the period of validity of the converted unified carrier license shall expire at the expiration of the period of validity of the existing license. The license conditions of the draft unified carrier license would be imposed on the licensee and any relevant conditions under the existing fixed (or mobile) carrier license would also be transplanted to the unified carrier license.

•	If the existing fixed or mobile carrier licensee surrenders its license to the Telecommunications Authority in return for a unified carrier license under which the scope of service is to be expanded, there will be two options available.

Under Option (a), the licensee will submit proposals on the new services (but not on the existing services). In such a case, the Telecommunications Authority considers it inappropriate to grant a unified carrier license with a validity period of 15 years to the licensee because it would virtually extend the validity period of the existing carrier license beyond 15 years. Accordingly, the period of validity of the converted unified carrier license shall expire at the expiration of the period of validity of the existing license. The license conditions of the draft unified carrier license would be imposed on the licensee. In addition, any relevant conditions under the existing fixed (or mobile) carrier license would also be transplanted to the unified carrier license.

Under Option (b), the licensee makes a new application for the unified carrier license and submits proposals on both the fixed and mobile services. If the Telecommunications Authority is satisfied that the applications in respect of both the existing and new services meet the licensing criteria, a unified carrier license will be granted. The validity period of the unified carrier license for the operation of both services should be 15 years from the license issue date. The license conditions of the draft unified license would be imposed on the licensee but the Telecommunications Authority will not transplant any license rights under the existing fixed (or mobile) carrier license to the unified carrier license if these license rights are no longer present in a fixed (or mobile) carrier license that the Telecommunications Authority will issue as a new license today. However, it should be noted that the license obligations under the existing fixed (or mobile) carrier license will be transplanted to the unified carrier license if the Telecommunications Authority is of the view that these license obligations remain relevant to the licensee.

The Telecommunications Authority is minded to keep both Option (a) and Option (b) open and let the interested parties make their own commercial decision and judgment but the Telecommunications Authority seeks views on whether Option (a), Option (b), or both Options be made available for determining the expiry date of the unified carrier license.

In terms of the rights and obligations under the unified carrier license, the Telecommunications Authority expresses views and consults on the following:

•	the Telecommunications Authority indicated that he does not intend to set any limitation on the number of unified carrier licenses to be issued.

•	whether a unified licensee should make performance commitments.

•	whether the existing right of access into a building under section 14(1) of the Ordinance should be granted to a unified carrier only if the installation of telecommunications lines or equipment inside that building is prerequisite for the provision of services by the unified carrier to the residents and occupants of that building, should continue and be maintained.

•	whether unified carriers should be subject to the Telecommunications Authority’s approval on the road opening works on a case-by-case basis and the coordination mechanism set out in the Road Ordinance Guidelines.

•	whether all unified carriers should comply with the requirement of any-to-any connectivity.

•	whether unified carriers should facilitate operator number portability, mobile number portability and fixed/mobile portability.

•	whether the status quo on the obligation to provide directory enquiry services should be maintained in the new unified regime in which a unified carrier will not be obliged to provide directory enquiry services to customers of 2G and 3G mobile services and the directory information of these customers should not be included in any directory databases; whether converged services with limited mobility should be treated like “fixed” services in the requirements for the provision of directory services, and whether it is appropriate to continue to require fixed carriers to provide White Pages.

•	the Telecommunications Authority indicated that he is of the preliminary view that the unified carrier license to be issued should adopt the ex post regulatory regime and that all existing tariff publication requirement should be imposed on all unified carriers and that the Telecommunications Authority may give a direction to waive some of the requirements if he considers it appropriate.

On the issue of licensing fees, the Telecommunications Authority proposes to maintain the $1 million annual fee if the unified license is authorized to provide local services. However, if the unified licensees provide external services only, the annual fee should be HK$200,000. A unified rate of HK$8 per connection might be set for the subscriber-based fee component. In setting this fee, the relevant consideration is to recover the administrative costs of OFTA in administering the license. It is also proposed that a fee of HK$3 per number be levied based on the quantity of numbers allocated to the licensee. No changes are proposed for the formulae for calculating the spectrum management fee and base station fee. The FMC Consultation closed on November 21, 2005. The Telecommunications Authority is currently considering the submissions.

Review Of Regulation Of Internet Protocol Telephony

Although the Telecommunications Authority takes the view that IP telephony may be provided under existing licenses, given the specific nature and the technology associated with such service, the Telecommunications Authority issued a consultation paper on October 4, 2004 to canvass the views of the public with regard to the appropriate regulatory framework for the provision of such service. After considering the submissions of the interested parties, the Telecommunications Authority published a statement on June 20, 2005 on his findings. In summary, the Telecommunications Authority states the following:

•	The Telecommunications Authority will introduce a regulatory regime to allow services-based operators, or SBOs, to enter the market to operate local voice telephony services over an IP platform.

•	The Telecommunications Authority will adopt a two-class licensing approach for IP telephony services: class 1 refers to those services that have all the attributes of the conventional telephone services and are required to fulfill the licensing conditions of the FTNS/FC licenses and class 2 are those services that do not have all the attributes of the conventional telephone services and are only subject to minimal licensing conditions the main purpose of which is to protect consumer interest and safeguarding fair competition.

•	The Telecommunications Authority will permit provision of IP Telephony services by an operator as an application on the Internet which is assessed through a broadband connection provided by another operator without any mandatory requirement of having a prior commercial agreement between the IP Telephony provider and the broadband provider. However, these providers are required to highlight the fact that it has no control over the transmission of the traffic and that services are provided on a “best efforts” basis.

•	For IP telephony services launched and marketed as class 1 services, customers will be assigned the same 8-digit numbers in the same numbering ranges currently assigned to the users of the conventional telephone services. In other words, class 1 customers will share the existing prefix “2” and “3” number blocks. For class 2 services, the Telecommunications Authority intends to impose a restriction on the use of numbers with prefix “2” or “3” but a new range of 8-digit numbers with prefix “57” or “58” will be allocated to users of class 2 telephony services.

•	The number portability obligation will only apply to class 1 services but not to class 2 services.

•	Both class 1 and class 2 services are required to fulfill the “any-to-any connectivity” principle whenever the numbers under the Hong Kong numbering plan are used for call routing regardless of the length of the numbers in terms of the number of digits.
•	IP telephony service providers using numbers under the Hong Kong numbering plan are required to provide calling line identification irrespective of whether it is providing class 1 or class 2 services.

•	SBOs of Class 1 and Class 2 Services are required to enter into commercial agreements with one of the FTNS/FC licensees for hosting a connection. The SBOs will not be involved with the LAC and USC charging mechanisms because under the agreements, the hosting FTNS/FC licensees would be responsible for the payment of the relevant charges to others while the SBOs pay to the hosting FTNS/FC licensee in return.

•	The provision of directory enquiry services and printed directory to customers free of charge will be mandatory for class 1 service providers but voluntary for class 2 service providers.

•	Class 1 service providers are required to provide customers with free access to emergency services and class 2 service providers are required to provide their customers with free access to emergency services if the customers are assigned numbers from the Hong Kong Numbering Plan. For other types of class 2 services, the provision of free access to emergency services is optional. Those providing access to emergency services are required to set up a database for maintaining the most up to date information on the location of customers and such database should identify telephone numbers that are potentially nomadic. The service providers are also required to provide a mechanism whereby the customers can update their location information and remind customers to do so whenever they relocate their IP telephony equipment.

•	Class 1 service providers are required to provide backup power supply to the network equipment. Where the implementation of the IP Telephony Service requires the installation of a modem, IAD or other equipment requiring power supply directly from the customer premises concerned, both class 1 and 2 service providers are not required to provide the backup power supply to the network equipment for the IP telephony services. Class 1 and class 2 service providers are encouraged to label the equipment in order to alert customers that service will be suspended during power failure.

•	Both class 1 and class 2 service providers are prohibited from offering their services to “life-line” users unless they provide backup power supply to the IP phone, IAD, modem and network equipment.

•	Class 1 providers are required to prepare a customer charter setting out minimum standards of service and are required to meet the same quality of standards applicable to conventional telephone services in the FTNS/FC License.

•	Service providers will be required to clearly communicate and educate and customers of the capabilities and limitation of the services before signing service agreements with them.

In addition to the above, the Telecommunications Authority will conduct further consultations on numbering issues related to class 2 services, existing USO/USC regimes, the methodology of calculating LAC and the charging regime for LAC, and whether minimum quality of standard specifications should be prescribed for class 1 services.

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

The consultation period ended on December 14, 2004. As at the date of this annual report, the submissions received by the Telecommunications Authority are still under review.

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

Broadband Wireless Access

The Telecommunications Authority issued two consultation papers on December 20, 2004 and August 31, 2005 to consult the public on the licensing framework for the deployment of Broadband Wireless Access, or BWA.

In the first consultation, the Telecommunications Authority deals with technical issues such as the allocation of a suitable spectrum to BWA, the sharing of spectrum with other services, interference issues, and bandwidth allocation in the initial phase. The Telecommunications Authority also solicits views on whether he should mandate the technology used in the delivery of BWA services and whether the concerned equipment manufacturers might give rise to competition concerns.

In terms of licensing issues, the Telecommunications Authority has indicated that he will allow BWA to be offered initially as a wireless extension of the conventional wireline based fixed network service and that the BWA spectrum should be reserved for carriers with an intention to establish fixed networks. In order to differentiate between BWA services from a full mobile service the Telecommunications Authority proposes that in the initial phase, the service offered through BWA be restricted to “limited mobility” that excludes cell handoff capacity.

The first consultation ended on March 14, 2005. Having considered the submissions received from interested parties, the Telecommunications Authority published the second consultation paper in which he proposes a regulatory framework for the deployment of BWA technologies.

In the second consultation, the Telecommunications Authority dealt with issues such as the scope of permitted services, the number of licenses, the validity period of the license and the numbering arrangement for services using the BWA spectrum. In order to manage the introduction of BWA technologies, the Telecommunications Authority proposed the introduction of a new Unified Carrier License.

The Telecommunications Authority proposes, in the second consultation, that any interested party including existing fixed/mobile carriers and new entrants, may bid for the BWA spectrum and, if successful, will be licensed under the unified carrier license which will permit the licensee to provide fixed telecommunications service using the BWA spectrum from the commencement of the license and to provide both fixed and mobile telecommunications service commencing from January 1, 2008.

The second consultation closed on November 21, 2005. The Telecommunications Authority is currently considering the submissions.

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

“Television programme service” is broadly defined to mean the provision of television programs for transmission by telecommunications that are readily accessible to the general public in or outside Hong Kong or to persons in 2 or more specified premises simultaneously or on demand, whether on a point-to-point or a point-to-multipoint basis.

The Broadcasting Ordinance importantly exempts certain categories of television program services from the current licensing regime, including television program services provided on the service commonly known as the “Internet”. The Broadcasting Ordinance itself does not contain a definition of “Internet”. The Secretary for Commerce, Industry and Technology has indicated that on the condition that HKBN continues to provide its service on the platform currently deployed by HKBN, the Government does not dispute that HKBN’s service is provided on the “Internet” and is thus exempt. On this basis, HKBN has not obtained a pay-television broadcasting license and provides IP-TV services under its FTNS License. Nevertheless, we applied for a domestic pay-TV program service license in October 2005 to enable us to have the flexibility of providing pay-TV services via means other than our Metro Ethernet network, such as via satellite.

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

Unlike the regulatory regime for the telecommunications industry, there is no equivalent of a specialized competition appeal board for the television broadcasting industry. A licensee aggrieved by a decision made by the Broadcasting Authority however may lodge an appeal to the Chief Executive in Council.

Program Standards and Advertising Standards

A broadcasting licensee is required to comply with the program standards and the advertising standards published by the Broadcasting Authority. The program standards and the advertising standards were revised recently in June 2003 and August 2004, respectively.

Organizational Structure

The following chart sets forth our principal subsidiaries as of January 17, 2006:

(1)	The other immediate subsidiary of City Telecom (H.K.) Limited is Golden Trinity Holdings Limited, which has Warwick Gold Enterprises Limited and Attitude Holdings Limited as its immediate subsidiaries.

(2)	The company has only registered its Chinese name. The English name is an unregistered translation.

(3)	The other immediate subsidiaries of Automedia Holdings Limited are Global Courier Company Limited (formerly known as iStore.com Limited), CTI International Limited, BBTV Company Limited, City Telecom (U.S.A.) Inc., City Telecom (Vancouver) Inc. and City Telecom (Toronto) Inc.

(4)	The other subsidiary of City Telecom (Canada) Inc. is 963673 Ontario Ltd.

(5)	The immediate subsidiaries of Hong Kong Broadband Network Limited are Excel Billion Profits Limited, Hong Kong Television Network Limited, Hong Kong Broadband Television Company Limited and Hong Kong Broadband Phone Limited and Hong Kong Broadband Digital TV Limited (formerly known as TeachOnNet.com Limited).

The jurisdiction of incorporation and our ownership percentage of each these subsidiaries as of January 17, 2006 were as follows:

		Percentage of interest held by City Telecom (%)
Name	Jurisdiction of Incorporation	Direct	Indirect
963673 Ontario Limited	Canada		100
Attitude Holdings Limited	British Virgin Islands		100
Automedia Holdings Limited	British Virgin Islands	100
BBTV Company Limited	Hong Kong		100
City Telecom (B.C.) Inc.	Canada		100
City Telecom (Canada) Inc.	Canada		100
City Telecom (Toronto) Inc.	Canada		100
City Telecom (U.S.A.) Inc.	United States		100
City Telecom (Vancouver) Inc.	Canada		100
City Telecom Inc.	Canada		100
City Telecom International Limited	British Virgin Islands	100
Credibility Holdings Limited	British Virgin Islands	100
CTI Guangzhou Customer Services Co. Limited(1)	China	100
CTI International Limited	Hong Kong		100
CTI Marketing Company Limited	Hong Kong		100
Excel Billion Profits Limited	Hong Kong		100
Golden Trinity Holdings Limited	British Virgin Islands	100
Global Courier Company Limited (formerly known as iStore.com Limited)	Hong Kong		100
Hong Kong Broadband Digital TV Limited (formerly known as TeachOnNet.com Limited)	Hong Kong		100
Hong Kong Broadband Network Limited	Hong Kong		100
Hong Kong Broadband Phone Limited	Hong Kong		100
Hong Kong Broadband Television Company Limited	Hong Kong		100
Hong Kong Television Network Limited	Hong Kong		100
IDD1600 Company Limited	Hong Kong		100
Warwick Gold Enterprises Limited	Hong Kong		100

(1)	The company has only registered its Chinese name. The English name is an unregistered translation.

Property, Plants and Equipment

For the provision of fixed telecommunications network services, we own, or control through long-term leases, equipment consisting of in-building wiring, switching, transmission and receiving equipment and connecting lines comprised of fiber-based backbone, wireless and leased wire-line backbone and other support structures, conduits and similar items that comprise our Metro Ethernet network. The majority of the fiber-based backbone connecting our services to other telecommunications operators and power sources are under public road, highways and streets. HKBN, our wholly owned subsidiary, owns two offices with an aggregate of 147,000 square feet and two switching centers comprised of six switching systems in Hong Kong.

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

In addition, we lease property in Hong Kong for four retail shops and for a 3,500 square foot customer service center in Mongkok.

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion together with the rest of this annual report, including the financial statements and related notes included elsewhere in this annual report. The results discussed below are not necessarily indicative of the results to be expected in any future periods.

Overview

We are an innovative provider of residential and corporate fixed telecommunications network and international telecommunications services in Hong Kong. We offer our customers an integrated suite of broadband Internet access, local VOIP, IP-TV and corporate data services through our self-owned Metro Ethernet network. As of August 31, 2005 we had a total of approximately 631,000 fixed telecommunications network services subscriptions, consisting of approximately 229,000 broadband Internet access, 293,000 local VOIP and 109,000 IP-TV services subscriptions. In addition to providing fixed telecommunications network services, we believe that we are one of the largest providers of international telecommunications services in Hong Kong. We offer a variety of international telecommunications services and products including direct dial services, international calling cards and mobile call forwarding services. Our total international telecommunications services customer database comprises approximately 2.1 million registered accounts with an average of 500,000 customers that are billed on a monthly basis.

Our self-owned network is one of the world’s largest Metro Ethernet networks and is cited as a global reference case by our primary vendors, Cisco Systems, Inc. and Nortel Networks Limited. Our Metro Ethernet network has a current coverage of 1.2 million home passes, which represents approximately 60% of Hong Kong’s population. The coverage of our network is concentrated in Hong Kong’s most densely populated areas and reaches 3,300 residential buildings with approximately 360 residences per building and approximately 700 commercial buildings making us one of the largest residential fixed telecommunications network operators in Hong Kong. In most other markets, Metro Ethernet is primarily used in commercial buildings in metropolitan areas, as the technology is most cost effective in dense user populations where a provider can service a large number of users in a single building or cluster of buildings. We have applied this technology to densely populated residential areas in Hong Kong where most of our customers live in high-rise apartment buildings with multiple apartments per floor. This has enabled us to contain our core network costs to approximately US$130 per home pass. Our Metro Ethernet network conforms to industry standards for 10/100/1,000 Mbps Internet access speeds. All of our fixed telecommunications network services are based on the single Internet Protocol, or IP, platform of our Metro Ethernet network, unlike our competitors who use multiple platforms to provide their services. In addition, unlike other new entrant operators, we operate an “end-to-end” network that transmits data between our subscribers’ premises, our IP network hub sites and our switching centers in Hong Kong.

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

Because of the various changes to our business over the past five years, our ability to forecast our revenues with any degree of accuracy is somewhat limited. In addition, our planned capital expenditures and our marketing and sales expenditures may not necessarily lead to increased revenues. Our total revenues decreased by 0.7% from HK$1,169.9 million in fiscal 2004 to HK$1,162.1 million in fiscal 2005 due to a significant decrease in revenues from our international telecommunications services. The 15.2% decline in our international telecommunications services revenues from HK$ 628.0 million in fiscal 2004 to HK$532.6 million in fiscal 2005 offset our 16.2% increase in fixed telecommunications network services revenues from HK$541.9 million in fiscal 2004 to HK$629.5 million in fiscal 2005. In addition, for the first time in our operating history we suffered a net loss from operations. Income from operations decreased from a profit of HK$45.3 million in fiscal 2004 to a loss of HK$128.4 million in fiscal 2005 mainly due to lower revenues in our international telecommunications services and substantial early-stage costs incurred for our IP-TV services.

In fiscal 2005, our international telecommunications business experienced a decrease in the total number of minutes carried as well as a decrease in average tariff rates resulting in a decrease in revenue and a net loss from operations. If average tariff rates continue to fall, we expect that the profit margins in the international telecommunications services will continue to decrease. To maintain our market share, we must continue to offer our subscribers telecommunications services that are competitive with the prices offered by other market players. We therefore must continue to lower our costs of providing these services if we are to maintain our profitability in this business. We cannot be sure that we will be able to reduce our operating costs and if we fail to do so, our profits may be adversely affected. We cannot assure you that we will be able to prevent our international telecommunications total revenues and profits from continuing to decline.

Our fixed telecommunications network services revenues increased in fiscal 2005 primarily due to 35.7% growth in our subscription base to approximately 631,000 users as of August 31, 2005. However, our fixed telecommunications network services suffered a loss from operations due to a provision for mobile interconnection charges, substantial acquisition and marketing costs, and early stage development costs for our IP-TV business. For more information on our provision for mobile interconnection charges, see “Our Revenues— Fixed Telecommunications Network Services” below in this annual report. In fiscal 2005, we focused on obtaining new fixed telecommunications network services subscriptions through various promotions including free trials of our IP-TV services for periods from six to twelve months. We may not be able to generate sufficient revenues from these new subscriptions in the future to justify their acquisition costs and as a result we may not be able to prevent our total revenues and profits from continuing to decline.

Operating Environment

Our fixed telecommunications network operations

The wireless-based FTNS License that HKBN obtained from the Telecommunications Authority in February 2000 provided HKBN with the authority to begin installation of the wireless network that we use to provide broadband Internet access services. To enable HKBN to provide fixed telecommunications network services using wire-line technology in addition to wireless technology, our FTNS License was amended in April 2002 to include provision of local fixed wireline network services. This amendment allowed us to develop our own fiber-based backbone to replace our existing wireless and leased wireline-based backbone. We currently have approximately 85% of our Metro Ethernet home passes serviced by our self-owned fiber-based backbone. To maximize our return on investment, we have focused on building our Metro Ethernet network in Hong Kong’s most densely populated areas to achieve cost savings and provide additional bandwidth capacity for further growth. After our initial capital expenditure, we expect our operating costs to decline and our service quality to improve because we will rely less on backbone transmission facilities owned by third parties and thereby decrease the leasing fees that we pay.

Having our own fiber-based backbone allows us to offer broadband Internet access, local VOIP, IP-TV and corporate data services over a single IP platform without being subject to network limitations of other fixed telecommunications network operators. During fiscal 2005, we devoted considerable resources to marketing our broadband Internet access, local VOIP and IP-TV services. As a result, our revenues from fixed telecommunications network services grew by 16.2% from HK$541.9 million in fiscal 2004 to HK$629.5 million in fiscal 2005.

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

Our total international telecommunications services customer database comprises approximately 2.1 million registered accounts with an average of 500,000 customers that are billed on a monthly basis. During fiscal 2005, we experienced a reduction in total traffic volume of 5.9% from 1,007.0 million minutes for fiscal 2004 to 947.1 million minutes for fiscal 2005. Competition during the year was intense as some of our integrated competitors offered free or very low cost international direct dial minutes as a customer incentive to gain local fixed line and mobile market share. Further, technology substitution from global VOIP providers such as Skype, whom offer free PC-to-PC based international calls, is also becoming more prevalent. As a consequence of reduced minutes and lower revenues per minute, our total international telecommunications revenues decreased by 15.2% from HK$628.0 million in fiscal 2004 to HK$532.6 million in fiscal 2005.

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

In addition to the monthly service charges generated by our fixed telecommunications network business, we also receive interconnection charges from other telecommunications operators in Hong Kong that use our network to deliver their customers’ telecommunications traffic. These charges include:

•	Local access charges, which we earn when other carriers’ international telecommunications traffic is carried over our network;

•	Local interconnection charges, which are per-call and per-minute charges for other fixed line carriers’ calls that are terminated on our network; and

•	Mobile interconnection charges, which we charge to mobile telecommunications operators that deliver incoming and outgoing traffic over our network. In fiscal 2005, we recognized revenue from mobile interconnection charges of HK$24.7 million. However, the mobile operators to whom we provide mobile interconnection services have not paid us the mobile interconnection charges that we have billed. The TA is currently considering the rate at which we are entitled to receive mobile interconnection charges, and as a result, we might not receive all of the revenue that we have recognized for providing mobile interconnection services. Please see “Risk Factors – We recognized revenues for mobile interconnection charges in fiscal 2002 to fiscal 2005 that have not yet been paid to us. In fiscal 2005, we made a partial provision for the revenues charged in fiscal 2002 to fiscal 2004 and are awaiting the outcome of the determination by the Telecommunications Authority on the level of mobile interconnection charges that mobile operators are required to pay us”.

In late November 2005, we entered into an agreement with a mobile operator to pay HKBN an interim mobile interconnection charge based on PCCW-HKT’s published fully distributed cost model of HK$0.0436 per occupancy minute until the TA determines the rate. Further, in December 2005, the Telecommunications Authority indicated a preliminary target timetable for making a determination by the end of April 2006. Although this is the Telecommunications Authority’s preliminary timetable for its determination, our management believes that this has lessened the timing uncertainty of the collectibility of the mobile interconnection charges which concerned us in November 2005. However, management believes that the heightened competition in the telecommunications market in the past twelve months has increased the likelihood of appeals by either the mobile party in question or mobile parties subsequently impacted by the determination.

We cannot predict the outcome of the TA’s determination. If the mobile interconnection charges that we recognized in fiscal 2004 and fiscal 2005 are at rates higher than the rates determined by the TA, we will be required to reverse part of the recognition of revenue or make a provision for bad debt, which will adversely affect our operating results. Further, if the mobile operators involved are successful in an appeal of the TA’s determination, we may not be able to collect any amounts that have been recognized as revenue from the mobile operators.

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

In addition to our per minute charges, we also record as international telecommunications revenues the sale of household and office appliances and other products to existing residential and corporate customers through our telemarketers, direct mail and on our website. Revenue from this activity accounted for approximately 5.7% of our international telecommunications revenues in fiscal 2005.

Our Expenses

Fixed Telecommunications Network Services. Since 2001, we have invested significant resources in the development and expansion of our Metro Ethernet network. The scalability of this network allows us to provide multiple services and increase our revenues per subscription with only small incremental increases to our network costs.

Network Costs. Our fixed telecommunications network costs primarily consist of four components:

•

Backbone expenses. To provide broadband Internet access, local VOIP and IP-TV services in areas where we have not yet installed our own fiber-based backbone, we incur leased wireline backbone charges, which we currently pay to other local fixed telecommunications network operators, with respect to the fixed lines that carry the data between the subscribers’ premises, our IP network hub sites and our two switching centers in Hong Kong. However, as we continue to upgrade and expand our fiber-based backbone, our reliance on leased transmission capacity has declined significantly.

•	Program fees for IP-TV. We incur costs for self-produced programs and pay fees to third-parties for their content that is offered in our IP-TV service.

•	Local interconnection charges. We pay fees to local fixed network operators to transmit information that originates on our network and is terminated outside our network over their fixed lines.

•	International leased lines. We pay fees to international bandwidth providers in connection with the leased lines that carry the data from our switching centers to overseas destinations.

Other Operating Expenses. We have incurred significant operating costs related to our efforts to promote our broadband Internet access, local VOIP, IP-TV and corporate data services. As a result, our sales and marketing costs in subscription acquisition activities have been relatively high. During fiscal 2005, we spent approximately 35% of our fixed telecommunications network services revenues on sales and marketing activities. We expect that we will be required to continue to invest significant financial and human resources in our sales and marketing efforts as we strive to build our subscription base, particularly as we work towards enhancing our brand value.

Other operating expenses related to our fixed telecommunications network services include salaries and related costs, office, general and administrative costs and depreciation and amortization. Our salaries and related costs include those employees working on our various service offerings and on the upgrade and expansion of our Metro Ethernet network.

International telecommunications. The expenses we incur for our international telecommunications business consists of costs related to transmission, or network costs, and operating expenses. Our network costs currently comprise five components:

•	Termination charges. When our subscribers’ calls arrive at the destination countries, they are transferred to a local network services operator who delivers the calls to their final destination. We pay these local network operators per-minute fees for each call delivered through their networks to the end destination. For calls placed by our subscribers to countries in which we do not have a bilateral or servicing agreement or our own switching system, we also pay these carriers to transmit our calls from our switching facilities in Hong Kong to those countries. Of the five components that comprise our international telecommunications network expenses, termination charges represent the largest component.

•	Local Access Charges. We pay to the network carriers whose local loop facilities we use to transmit calls to and from our customers’ sites a local access charge, or LAC. Our LACs are calculated on a per-minute basis. LACs have been a significant component of our cost of service for our IDD business, although we do not incur LAC charges for IDD calls made by our customers that are also subscribers to our local VOIP service as we do not require the use of other carriers’ facilities for such calls.

•

Charges for our international leased lines. We lease international transmission circuits from other international carriers between Hong Kong and a number of countries. We use these circuits to carry our international traffic to and from such countries. We make fixed monthly lease payments to these international carriers in connection with these circuits. In fiscal 2005, we continued to benefit from our plan to reduce our reliance on transmission facilities owned by third parties and lower our network costs. Specifically, we capitalized on the two contracts that we had entered into with large consortia of international telecommunications companies to acquire undersea cable capacity. Through the first contract, we invested in the Japan-U.S. undersea cable, which was completed in August 2001. Pursuant to the second contract, we agreed to jointly construct and maintain the APCN 2 undersea cable as an international transmission facility, which commenced operation in May 2002. We spent a total of HK$120 million on these projects. We believe the utilization of these undersea cables provides sufficient international capacity for significant growth of our international call and broadband Internet services.

•	Universal Services Contribution. PCCW-HKT has a universal service obligation to provide basic telephone service to any individual or entity that requests it. To compensate PCCW-HKT for the expenses of this obligation, all incoming and outgoing international calls in Hong Kong are charged a per-minute fee payable to PCCW-HKT. The Telecommunications Authority periodically adjusts the amount of this fee, which is commonly referred to as the USC, and our average rate has declined over the past several years. The provisional USC was approximately HK$0.3 cents per minute as of August 31, 2005 and 2004. We have historically paid PCCW-HKT USC fees according to the provisional USC rate stipulated by the Telecommunications Authority, which were greater than the actual USC fees that the Telecommunications Authority has subsequently determined that we owe. As a result, we have deducted from our cost of services a USC fee refund from PCCW-HKT in each of fiscal 2003, 2004 and 2005. However, we cannot predict whether we will continue to receive refunds or whether the Telecommunications Authority may determine in the future that we have underpaid the USC and require us to make whole the shortfall, if any, in payments to PCCW-HKT.

•	CTImall and INCmall cost of goods. These costs include the cost of goods purchased for sale to our residential and corporate customers through CTImall and INCmall, respectively.

Other Operating Expenses. In addition to network costs, we generally incur significant sales and marketing expenses in connection with our international telecommunications business. Sales and marketing expenses consist of advertising costs, promotional and public relations expenses and the salaries and other expenses relating to our commission-based sales personnel. Other operating costs include maintenance costs associated with our network equipment, salaries and other related expenses, office expenses and depreciation and amortization charges.

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

Our consolidated financial statements reflect the consolidated results of operations and financial position of these subsidiary companies from the date of their acquisition by us. However, as of August 31, 2005, none of these subsidiary companies located outside of Hong Kong has made a material contribution to our revenues or results of operations, and in fiscal 2005, they contributed approximately 2.0% to our revenues.

The following table sets forth, for the years indicated, a summary of our results of operations.

	Year Ended August 31,
	2003	2004	2005	2005
	HK$	HK$	HK$	US$
	(In thousands)
Hong Kong GAAP
Revenues
Fixed telecommunications network services	423,107	541,902	629,464	80,993
International telecommunications	875,802	627,978	532,595	68,529

	1,298,909	1,169,880	1,162,059	149,522

Operating Expenses:
Network costs
Fixed telecommunications network services	(76,845)	(122,476)	(118,383)	(15,232)
International telecommunications	(245,908)	(208,932)	(221,019)	(28,439)

Total network costs	(322,753)	(331,408)	(339,402)	(43,671)

Other operating expenses
Salaries and related costs	(220,350)	(226,650)	(252,987)	(32,552)
Sales and marketing expenses	(182,471)	(228,169)	(267,423)	(34,409)
Office, general and administrative expenses	(108,270)	(129,787)	(157,497)	(20,265)
Depreciation and amortization	(176,020)	(197,017)	(237,714)	(30,587)
Provision for doubtful accounts receivable	(17,685)	(11,502)	(35,445)	(4,561)

Total other operating expenses	(704,796)	(793,125)	(951,066)	(122,374)

Total Operating Expenses	(1,027,549)	(1,124,533)	(1,290,468)	(166,045)

Income/(loss) from operations	271,360	45,347	(128,409)	(16,523)
Interest income	3,163	3,753	13,578	1,747
Interest expense	(601)	(175)	(54,462)	(7,007)
Other income, net	1,678	2,668	6,037	777

Income/(loss) before taxation	275,600	51,593	(163,256)	(21,006)
Income taxes (charge)/credit	(17,857)	(2,043)	6,725	865

Income/(loss) after taxation	257,743	49,550	(156,531)	(20,141)
Minority interest	—	—	—	—

Net income/(loss)	257,743	49,550	(156,531)	(20,141)

Year Ended August 31, 2005 Compared to Year Ended August 31, 2004

Revenues. Our total revenues decreased by 0.7% from HK$1,169.9 million in fiscal 2004 to HK$1,162.1 million in fiscal 2005, due to a significant decrease in revenues from our international telecommunications services. The 15.2% decline in our international telecommunications services revenues from HK$628.0 million in fiscal 2004 to HK$532.6 million in fiscal 2005 offset our 16.2% increase in FTNS revenues from HK$541.9 million in fiscal 2004 to HK$629.5 million in fiscal 2005.

Our fixed telecommunications network services continued to record significant revenue growth and increased their contribution to our total revenues, accounting for 54.2% of total revenues in fiscal 2005, compared to 46.3% and 32.6% in fiscal 2004 and fiscal 2003, respectively. Revenues increased from HK$541.9 million in fiscal 2004 to HK$629.5 million in fiscal 2005, representing 16.2% growth. During the year we grew our FTNS subscription base by 166,000, or 35.7% year-on-year, to 631,000 as of August 31, 2005.

With respect to voice services, we grew our VOIP subscription base by 56,000, or 23.6% year-on-year, to 293,000 subscriptions.

With respect to broadband services, we grew our subscription base by 32,000, or 16.2% year-on-year, to 229,000 subscriptions. During fiscal 2005, we focused on differentiating our services by emphasizing our high bandwidth with the commercial launch of our “bb100” and “bb1000” supported by the Liu Xiang advertising campaign. Furthermore, we introduced value-added services such as “bbDrive” (an on-line virtual hard drive with up to 10 Gbps storage, “bbGuard” (an anti-spam and anti-virus package) and “bbWatch” (a full screen IP-TV experience via the PC).

With respect to IP-TV services, we grew our subscription base by 78,000, or 251.6% year-on-year, to 109,000 subscriptions, although the majority of the new subscriptions were from our free trial promotions for periods of six to twelve months.

Our international telecommunications business revenues decreased by 15.2% from HK$628.0 million in fiscal 2004 to HK$532.6 million in fiscal 2005 due to the combined effects of lower volumes and lower revenues per minute. Competition during the year was intense as some of our integrated competitors offered international direct dial minutes free or at very low cost as a marketing incentive to gain local fixed line and mobile market share. Further, technology substitution from global VOIP providers such as Skype, which offer free PC-to-PC based international calls, is also becoming more prevalent.

Network costs. Network costs increased by 2.4% from HK$331.4 million in fiscal 2004 to HK$339.4 million in fiscal 2005. Our fixed telecommunications network costs declined by 3.3% from HK$122.5 million in fiscal 2004 to HK$118.4 million in fiscal 2005. The decline was mainly due to reduction in our backbone expenses as our network became more self-reliant as we continue to roll out self-owned fiber based backbone. International telecommunications network costs increased by 5.8% from HK$208.9 million in fiscal 2004 to HK$221.0 million in fiscal 2005, which was principally due to an increase in sales volume for products offered through CTImall and INCmall.

Other operating expenses. Our other operating expenses, excluding network costs, increased by 19.9% from HK$793.1 million during fiscal 2004 to HK$951.1 million during fiscal 2005. Other operating expenses of our fixed telecommunications network services increased by 37.0% from HK$530.9 million in fiscal 2004 to HK$727.2 million in fiscal 2005 due to the increased scale of our fixed network operations with the addition of 166,000 subscriptions during fiscal 2005 to 631,000 subscriptions as of August 31, 2005. Other operating expenses associated with our international telecommunications services declined by 14.6% from HK$262.2 million in fiscal 2004 to HK$223.9 million in fiscal 2005.

Salaries and related costs. Salaries and related costs increased by 11.6% from HK$226.7 million during fiscal 2004 to HK$253.0 million during fiscal 2005. Salaries and related costs associated with our fixed telecommunications network services increased by 25.9% from HK$132.1 million in fiscal 2004 to HK$166.4 million in fiscal 2005. Most of the additional staff hired during fiscal 2005 were home equipment installation employees necessitated by the growth of our customer base for broadband Internet access, local VOIP and IP-TV services. Our total number of permanent full time employees increased from 3,583 as of August 31, 2004 to 3,896 as of August 31 2005. We also provided our employees with several types of training programs in fiscal 2005 in order to develop and enhance their productivity. Furthermore we remain committed to research and development efforts. During fiscal 2005, we spent HK$11.0 million for research and development, compared to HK$6.0 million during fiscal 2004.

Salaries and related costs associated with our international telecommunications services decreased 8.4% from HK$94.5 million in fiscal 2004 to HK$86.6 million in fiscal 2005, as we pushed through staff efficiencies and also reallocated staff from international telecommunications services to fixed telecommunications network services

Sales and marketing expenses. Our sales and marketing expenses increased by 17.2% from HK$228.2 million during fiscal 2004 to HK$267.4 million during fiscal 2005. Sales and marketing expenses related to our fixed telecommunications network services increased by 34.0% from HK$155.9 million to HK$208.9 million due to several acquisition marketing programs that we utilized to grow our subscription base. We also increased the number of sales and marketing personnel in marketing and servicing our various service offerings and launched a large scale branding campaign for our broadband Internet access and IP-TV services. This investment in sales and marketing was important to the continued expansion of our customer base for fixed telecommunications network services, which we believe will increase our revenues in the future. We focused our marketing activities on direct customer sales, including door-to-door sales, “on-the-street” promoters and telemarketing. A large component of our marketing expenses is attributable to sales commissions that directly related to our increased fixed telecommunications network services revenues. Additionally, during fiscal 2005 we introduced our “Liu Xiang” series of television, radio and print branding promotions. Liu Xiang is the first Chinese man to win an Olympic gold medal in a track and field event, having secured this honor in the 110 meter hurdles at the 2004 Olympic Games. Finally, we account for salaries of our sales and marketing personnel in this item, and our sales and marketing expense increased as we added personnel to our sales and marketing team during fiscal 2005. We expect our sales and marketing expenses to remain high as we continue to market our services to expand our customer base.

Sales and marketing expense associated with our international telecommunications services fell by 19.1% from HK$72.3 million in fiscal 2004 to HK$58.5 million in fiscal 2005 as part of our strategy to focus our resources on higher growth segments of our service portfolio.

Office, general and administrative expenses. Office, general and administrative expenses increased by 21.3% from HK$129.8 million in fiscal 2004 to HK$157.5 million in fiscal 2005. Office, general and administration expenses associated with our fixed telecommunications network services increased by 59.7% from HK$66.8 million to HK$106.7 million due mainly to our expanded office and warehouse space and higher equipment maintenance costs. Office, general and administration expenses associated with our international telecommunications services expense declined by 19.4% from HK$63.0 million in fiscal 2004 to HK$50.9 million in line with the reduced scale of operations.

Depreciation and amortization. Depreciation and amortization expenses increased by 20.7% from HK$197.0 million in fiscal 2004 to HK$237.7 million in fiscal 2005. Depreciation and amortization associated with our fixed telecommunications services increased by 26.7% from HK$168.0 million in fiscal 2004 to HK$212.8 million in fiscal 2005 due to the heavy capital expenditures that we incurred for the upgrade and expansion of our Metro Ethernet. Depreciation and amortization associated with our international telecommunications services decreased 14.1% from HK$29.0 million in fiscal 2004 to HK$24.9 million in fiscal 2005 as our mature international telecommunications services network no longer requires heavy capital expenditure.

Provision for doubtful accounts receivable. Overall, our provision for doubtful accounts receivable increased by 207.8% from HK$11.5 million in fiscal 2004 to HK$35.4 million in fiscal 2005, which included a provision of HK$19.5 million for mobile interconnection charge receivables from prior years. For more information regarding our provision for mobile interconnection charges, see “Our Revenues—Fixed Telecommunications Network Services” above in this annual report.

Loss from operations. We suffered loss from operations of HK$128.4 million in fiscal 2005, compared to profit from operations of HK$45.3 million in fiscal 2004. The loss from operations is due to reduced international telecommunications business profitability, provisions for prior year mobile interconnection charges, high acquisition and marketing costs for new fixed telecommunications network services subscriptions and early-stage operations of IP-TV services.

Interest income and expense. Our interest income was HK$13.6 million in fiscal 2005 compared to HK$3.8 million in fiscal 2004. We derive interest income from our deposit of surplus capital in interest-bearing accounts at commercial banks. The substantial increase in fiscal 2005 interest income is due to the temporary surplus cash from our US$125 million 8.75% senior notes issued in January 2005. Our interest expense increased to HK$54.5 million in fiscal 2005 compared to HK$0.2 million in fiscal 2004, predominantly due to the interest expense of our 8.75% notes issued in January 2005. We also capitalized our borrowing costs of HK$2.0 million of the funding for our network rollout.

Other income, net. Our other income, net consists of the roaming charges we receive from overseas carriers that deliver traffic over our network, exchange gains and losses, small penalties we have received from time to time from contractors that we employ, and management and other fees we receive from other fixed line operators in the ordinary course of our business. Other income, net of expenses was HK$6.0 million in fiscal 2005 compared to HK$2.7 million in fiscal 2004.

Income tax (charge)/credit. We receive income tax credit of HK$6.7 million for fiscal 2005 compared to income tax expense of HK$2.0 million during fiscal 2004. Income tax is based on our estimated assessable profit during each period, and our income tax credit in fiscal 2005 was mainly due to the recognition of deferred tax assets on current year’s unrecognized tax losses from our fixed telecommunications network services business that offset the taxes associated with profit generated from our international telecommunications services in fiscal 2005.

Net loss. For the foregoing reasons, we incurred a net loss of HK$156.5 million in fiscal 2005 compared to a net income of HK$49.6 million in fiscal 2004.

Year Ended August 31, 2004 Compared to Year Ended August 31, 2003

Revenue. In fiscal 2004, our total revenues dropped by 9.9% from HK$1,298.9 million in fiscal 2003 to HK$1,169.9 million in fiscal 2004, due to a significant decrease in revenue from our international telecommunications services, which was partially offset by the continued growth in revenues of our fixed telecommunications network services.

Our fixed telecommunications network services continued to record significant growth in revenues and increased their contribution to our total revenues, accounting for 46.3% of total revenues in fiscal 2004, compared to 32.6% and 21.0% in fiscal 2003 and fiscal 2002, respectively. Revenues increased from HK$423.1 million in fiscal 2003 to HK$541.9 million in fiscal 2004, representing 28.1% growth. While our number of broadband subscriptions increased from 172,000 as of August 31, 2003 to 197,000 as of August 31, 2004, our revenues from our Internet access services declined by 9.5% from HK$330.5 million in fiscal 2003 to HK$299.2 million in fiscal 2004. The decline was mainly due to the phasing-out of our resale of Megalink/Mega-access services, and loss of customers to whom we previously provided dial-up Internet services to alternative broadband Internet access providers, which more than offset our increase in broadband Internet access revenues.

Our local VOIP services recorded significant growth as a result of our strong marketing efforts and strong brand recognition, which resulted in an increase in local VOIP subscriptions from 140,000 as of August 31, 2003 to 237,000 as of August 31, 2004. In fiscal 2004, our local VOIP services revenues increased 156.8% from HK$92.6 million in fiscal 2003 to HK$237.7 million in fiscal 2004.

Our IP-TV services, launched in August 2003, generated HK$5.0 million in revenues in fiscal 2004, and we had acquired 31,000 IP-TV subscriptions as of August 31, 2004.

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

In addition, in order to maintain our international telecommunications market share in fiscal 2004, we made the decision to price our international telecommunications services competitively with other market players despite their aggressive pricing strategies. While we experienced an increase in total traffic volume of 13.4% from 888.0 million minutes to 1,007.0 million minutes, our international telecommunications services revenues decreased 28.3% from HK$875.8 million in fiscal 2003 to HK$628.0 million in fiscal 2004.

Network costs. Network costs increased by 2.7% from HK$322.8 million in fiscal 2003 to HK$331.4 million in fiscal 2004. While network costs with respect to our international telecommunications services decreased, network costs for our fixed telecommunications network services increased significantly.

Accompanying the continued expansion of our Metro Ethernet network and service offerings, the network costs for our fixed telecommunications network services increased by 59.5% from HK$76.8 million in fiscal 2003 to HK$122.5 million in fiscal 2004 while representing 37.0% of the total network costs. The network costs for our fixed telecommunications network services represented 23.8% of our total network costs in fiscal 2003. Our percentage increase in costs was greater than our increase in revenues partly as a result of start-up costs of HK$19.2 million we incurred in connection with our IP-TV services, which generated HK$5.0 million in revenues during fiscal 2004. We account for the salaries of the production personnel that we employ for our IP-TV operations in our network costs, and we added several production personnel during fiscal 2004. Network costs associated with our local VOIP services increased as our subscriptions increased, and accounted for HK$64.6 million of our total network costs in fiscal 2004. This increase also contributed to our network costs increasing at a greater rate than our revenues, as our gross margins for local VOIP services are less than gross margins in broadband Internet access business.

Network costs for our international telecommunications operations decreased by 15.0% from HK$245.9 million in fiscal 2003 to HK$208.9 million in fiscal 2004. Excluding the USC refund, our international telecommunications costs decreased 27.1% to HK$240.6 million in fiscal 2004, compared to HK$330.0 million in fiscal 2003, despite our increase in traffic volume. This was principally due to our efforts to leverage our significant volume of traffic to negotiate more attractive pricing with service providers whom we rely on for international transmission. These savings were partially offset by a decline in the amount of USC refund received from PCCW-HKT, from HK$84.1 million in fiscal 2003 to a refund of HK$31.7 million in fiscal 2004.

We have historically paid higher aggregate USC fees to PCCW-HKT based on provisional rates stipulated by the Telecommunications Authority than the rates subsequently determined by the Telecommunications Authority to be due, and therefore have received a USC refund in each year since fiscal 2002.

Other operating expenses. Our other operating expenses increased by 12.5% from HK$704.8 million in fiscal 2003 to HK$793.1 million in fiscal 2004. Other operating expenses incurred for fixed telecommunications network services increased by 29.0% from HK$411.6 million in fiscal 2003 to HK$530.9 million in fiscal 2004 as we incurred significant operating costs related to our efforts to promote our broadband Internet access, local VOIP, IP-TV and corporate data services. Other operating expenses incurred for international telecommunications services declined by 10.5% from HK$293.2 million in fiscal 2003 to HK$262.2 million in fiscal 2004.

Salaries and related costs. Salaries and related costs increased slightly by 2.9% from HK$220.4 million in fiscal 2003 to HK$226.7 million in fiscal 2004. Salaries and related costs related fixed telecommunications network services increased by 23.7% from HK$106.8 million in fiscal 2003 to HK$132.1 million in fiscal 2004. A large component of this increase was attributable to the expansion of our fixed telecommunications network operations. Most of the additional staff hired during fiscal 2004 were customer service and home equipment installation employees necessitated by the growth of our customer base for local VOIP and IP-TV services.

Salaries and related costs for international telecommunications services decreased 16.7% from HK$113.5 million in fiscal 2003 to HK$94.5 million in fiscal 2004, as we pushed through staff efficiencies and also reallocated staff from international telecommunications services to fixed telecommunications network services.

Sales and marketing expenses. Our sales and marketing expenses increased by 25.0% from HK$182.5 million in fiscal 2003 to HK$228.2 million in fiscal 2004. Sales and marketing expenses associated with fixed telecommunications network services increased by 51.1% from HK$103.2 million to HK$155.9 million due to several acquisition marketing programs that we utilized to grow our subscription base. We focused our marketing activities on direct customer sales, including door-to-door sales, “on-the-street” promoters and telemarketing. Most of the increased marketing expenses were attributable to sales commissions that directly related to our increased fixed telecommunications network services revenues. Additionally, we incurred sales and marketing expenses in connection with our “free appliances” promotion in fiscal 2004. Under this program, new subscribers received a household appliance upon signing a contract with HKBN for a term of 24 to 36 months, during which period we recover the cost of the appliance. Finally, we accounted for salaries of our sales and marketing personnel in this item, and our sales and marketing expense increased as we added personnel to our sales and marketing team during fiscal 2004.

Sales and marketing expenses associated with international telecommunications services fell by 8.8% from HK$79.3 million in fiscal 2003 to HK$72.3 million in fiscal 2004 as part of our strategy to focus our resources on higher growth segments of our service portfolio.

Office, general and administration expenses. Office, general and administrative expenses, excluding depreciation and amortization, increased by 19.9% from HK$108.3 million in fiscal 2003 to HK$129.8 million in fiscal 2004. Office, general and administration expenses associated with our fixed telecommunications network services increased by 30.2% from HK$51.3 million in fiscal 2003 to HK$66.8 million in fiscal 2004 due mainly to our expanded office and warehouse space. Office, general and administration expenses associated with international telecommunications services increased by 10.5% from HK$57.0 million in fiscal 2003 to HK$63.0 million in fiscal 2004.

Depreciation and amortization. Depreciation and amortization expenses increased by 11.9% from HK$176.0 million in fiscal 2003 to HK$197.0 million in fiscal 2004. Depreciation and amortization associated with our fixed telecommunications network services increased by 18.6% from HK$141.7 million in fiscal 2003 to HK$168.0 million in fiscal 2004. This increase was driven by the continued expansion of our Metro Ethernet network. Depreciation and amortization expenses associated with international telecommunications services decreased 15.5% from HK$34.3 million in fiscal 2003 to HK$29.0 million in fiscal 2004 as a result of reduced capital expenditure and from the full depreciation of certain of the assets used in this business.

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

Interest income and expense. Our interest income was HK$3.8 million in fiscal 2004 compared to HK$3.2 million in fiscal 2003. We derive interest income from our deposit of surplus capital in interest-bearing accounts at commercial banks. The increase in interest income was due to an increase in interest rates. Our interest expense was HK$0.2 million in fiscal 2004 compared to HK$0.6 million in fiscal 2003. We also capitalized our borrowing costs of HK$3.1 million of the funding for our network rollout in fiscal 2004.

Other income, net. Our other income, net consists of roaming charges we receive from overseas carriers that deliver traffic over our network, exchange gains and losses, small penalties we have received from time to time from contractors that we employ, and management and other fees we receive from other fixed line operators in the ordinary course of our business. Other income and expense was HK$2.7 million in fiscal 2004 compared to HK$4.4 million in fiscal 2003.

Income tax charge. Income tax expense was HK$2.0 million in fiscal 2004 compared to HK$17.8 million in fiscal 2003. Income tax is based on our estimated assessable profit during each period, and our income tax expense decreased in fiscal 2004 as a result of the decrease in our assessable profit compared to fiscal 2003. Our effective tax rate decreased from 6.5% in fiscal 2003 to 4.0% in fiscal 2004 as a result of the recognition of deferred tax assets on prior years’ unrecognized tax losses brought forward from our fixed telecommunications network services business that offset the taxes associated with profit generated from our international telecommunications services in fiscal 2004.

Net income. For the foregoing reasons, our net income decreased by 80.8% from HK$257.7 million in fiscal 2003 to HK$49.6 million in fiscal 2004.

Liquidity and Capital Resources

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

A principal source of our liquidity historically has been cash flow from operations. In addition, we have undertaken several transactions that have provided us with working capital, including:

•	In August 1997, we completed our initial public offering of 100,000,000 new shares and listing on The Stock Exchange of Hong Kong. We received net proceeds of HK$159.8 million from this offering.

•	In November 1999, we completed a global offering of 80,000,000 new shares and our American depositary shares were listed on The Nasdaq Stock Market. We received net proceeds of approximately HK$411.6 million from this offering.

•	In March 2000, KDDI Corporation, a telecommunications company in Japan, purchased 15.0% of the share capital of HKBN, now a wholly owned subsidiary of the Company, for HK$225.0 million.

•	In December 2003, we drew down HK$100.0 million of a HK$200.0 million loan facility made available by The Hongkong and Shanghai Banking Corporation Limited, or HSBC, as of October 9, 2002. We drew down a further HK$40.0 million in September 2004, and the remaining HK$60.0 million in December 2004 for a total amount of HK$200.0 million. All outstanding amounts under this facility were fully repaid as of January 24, 2005 with part of the proceeds of the 8.75% notes offering that was completed on January 20, 2005 and the operating cash of HK$3.3 million.

•	In January 2005, we issued US$125.0 million of our 8.75% senior notes due 2015. We received net proceeds of approximately US$121.0 million from this offering.

The following table summarizes our cash flows for each of fiscal 2003, 2004 and 2005:

	Year Ended August 31,
	2003	2004	2005	2005
	HK$	HK$	HK$	US$
	(In thousands)
Net cash flow from (used in) operating activities	414,500	203,763	(15,444)	(1,987)
Net cash used in investing activities	(309,634)	(406,244)	(464,590)	(59,779)
Net cash (used in) provided by financing activities	(10,274)	47,221	792,193	101,932

(Decrease)/increase in cash and cash equivalents	94,592	(155,260)	312,159	40,166
Effect of foreign exchange rate changes	(1,135)	(253)	(915)	(118)

Cash and cash equivalents (closing balance)	383,860	228,347	539,591	69,429

Operating Activities

Our net cash flow from operating activities for fiscal 2005, 2004 and 2003 was an outflow of HK$15.4 million, and an inflow of HK$203.8 million and HK$414.5 million, respectively. The principal source of cash flow from operating activities in each of these fiscal years was the cash flow we generate from our fixed telecommunications network services and international telecommunications businesses.

In fiscal 2005, we incurred a net cash outflow in our operating activities that amounted to HK$15.4 million. The reduced operational cash flow was principally due to the significant cash we spent in sales and marketing expenses in offering incentives to acquire new subscriptions and the expanding scale for retaining our growing existing subscription base. Since such expenses were incurred before cash receipts from customers, it significantly reduced our operational cash flow. Moreover, increases in payment of staff costs due to the expansion of our fixed telecommunications network services operations and increases in home equipment installation necessitated by the growth of our customer base also reduced our cash flow from operations. Cash from operating activities also decreased due to increased cash going to early stage operations of our IP-TV service. Further, an increase in term deposits of HK$92.9 million reduced our cash inflow from operations accordingly.

Net cash provided by operating activities amounted to HK$203.8 million during fiscal 2004, which represented a substantial decrease compared with fiscal 2003, principally as a result of the significant cash we continued to invest in our Metro Ethernet network. Cash from operating activities also decreased due to increased costs we incurred in promoting our new services, as well as decreased profitability of our international telecommunications business. In fiscal 2004, we recorded an increase in trade and other payables of HK$31.0 million that comprised amounts owed to our supplier of household appliances that we offered to new subscribers under our free appliance program. We also recorded an increase in deferred service income of HK$29.3 million in fiscal 2004 associated with our free appliance program, as we billed new subscribers’ credit cards a fee equivalent to 18 months of service charges upon their signing a 24 to 36 month contract with us. Net cash provided by operating activities in fiscal 2004 was offset by an increase in trade and other receivables of HK$50.4 million. The principal component of this receivable consisted of an increase in income of HK$38.7 million in connection with mobile interconnection charges that we believe are due to us by Hong Kong mobile telecommunications operators based on their use of our Metro Ethernet network to transmit mobile telecommunications traffic. We also recorded an increase in prepayments of HK$8.3 million in fiscal 2004 in connection with our use of the fiber ring owned and operated by the KCRC. Finally, our cash flows from operations were reduced by Hong Kong profits taxes paid of HK$24.0 million.

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

Investing Activities

Net cash used in investing activities was HK$464.6 million, HK$406.2 million and HK$309.6 million during fiscal 2005, 2004 and 2003, respectively. Throughout each of the three fiscal years, investing activities consisted primarily of purchases of fixed assets for the development of our Metro Ethernet network. In addition, we used smaller amounts of cash for investing in the upgrade of our fixed assets, and also made investments in upgrading our international telecommunications facilities.

Financing Activities

Net cash provided by financing activities was HK$792.2 million in fiscal 2005, which mainly consisted of our net proceeds of US$121.0 million from our 8.75% notes issued in the amount of HK$943.7 million plus a bank loan draw down of HK$100.0 million offset by our repayment of a bank loan in the amount of HK$200.0 million and interest payments for the 8.75% notes in the aggregate amount of HK$52.4 million.

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

We also have a banking facility provided by Citibank for the equivalent of HK$19.2 million in Japanese Yen, which is secured by a pledge over bank deposits. Interest under the facility accrues at the cost of funds in Japan plus 0.8%. This banking facility was subsequently fully repaid on March 24, 2005, and the related pledge over bank deposits was released accordingly.

On January 20, 2005, we issued US$125.0 million of our 8.75% notes. We received net proceeds of approximately US$121.0 million from this offering.

Capital expenditures and working capital

In order to continue the development of our Metro Ethernet network and maintain the operations of our international telecommunications business, we plan to make total capital expenditures of approximately HK$400 million in fiscal 2006. Our required capital expenditures, other than with respect to our network expansion, will be influenced to a significant degree by the rate of growth in the subscription base for our services, the expansion of our network coverage and any changes to our business plan.

As of August 31, 2005, we had cash and cash equivalents of HK$539.6 million compared to HK$228.3 million (net of short term loans) at the end of fiscal 2004. As of August 31, 2005, we had capital commitments contracted but not provided for relating to the purchase of telecommunications, computer and office equipment of HK$178.8 million. In addition, we had commitments under non-cancelable operating leases relating to land, buildings, telecommunications facilities and computer equipment of HK$80.5 million, of which HK$43.7 million is due in fiscal 2006. We also had commitments on program fees of HK$19.3 million, of which HK$13.0 million is due in fiscal 2006. As of August 31, 2005 we had total utilized banking facilities of HK$13.3 million.

The following table sets forth information regarding our aggregate payment obligations in future years of the contractual obligations and commercial commitments that we had as of August 31, 2005.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(Thousands of HK$)
Capital expenditure	178,793	178,793	—	—	—
Operating leases	80,515	43,654	27,852	1,898	7,111
Short-term and long-term debt	948,483	1,194	1,941	—	945,348
Programming fees (IP-TV)	19,314	13,055	6,259	—	—

Total	1,227,105	236,696	36,052	1,898	952,459

Our working capital as of August 31, 2005 was HK$565.0 million, which we believe is sufficient for our current requirements. Further, we believe that our current cash and cash equivalents and cash flow from operations will be sufficient to meet our anticipated cash needs, including for working capital, capital expenditure, repayment of our indebtedness and various contractual obligations, for at least the next 12 months. However, if our customer demand changes significantly due to rapid technological changes, if we are not able to successfully compete with local and foreign entrants into the market, or if we fail to maintain or obtain the necessary license renewals from the Telecommunications Authority, this could have a significant adverse impact on our cash flows from operations, which could effect our ability to make planned capital expenditures as well as meet scheduled payments on the 8.75% notes, our various operating and capital leases and amounts due under banking facilities.

Research and development, patents and licenses

We commit considerable resources to our research and development department in order to continuously improve our services and improve our market position. As of August 31, 2005, our research and development team consisted of 48 staff members experienced in systems design, engineering, telecommunications and computer programming. Our research and development department is primarily responsible for assessing and adapting the technology that we employ in upgrading and expanding our Metro Ethernet network. To identify and develop new market opportunities, the research and development team assesses new services offered by telecommunications and Internet companies in the United States and elsewhere and works closely with our marketing department. Our research and development expenditures were approximately HK$2.6 million, HK$6.0 million and HK$11.0 million for fiscal 2003, 2004 and 2005, respectively.

Trend information

During fiscal 2005, our international telecommunications business experienced a decrease of 9.8% in our average tariffs per minute combined with a 6.0% decline in volume from 1,007.0 million minutes to 947.1 million minutes, resulting in a 15.2% reduction in international telecommunications revenues to HK$532.6 million in fiscal 2005 from HK$628.0 million in fiscal 2004. The principal reason for this decline was the fierce competition, as our key competitors introduced highly aggressive price cuts. Rather than directly competing on price, our strategy is to proactively migrate our international telecommunications customers to our global “2b” VOIP service which we believe will enable us to obtain higher margins and provide us with access to a wider addressable market.

Our revenues from our fixed telecommunications network services grew by 16.2% to HK$629.5 million in fiscal 2005, trailing subscription base growth of 35.7% to 631,000 subscriptions as of August 31, 2005. The short fall in revenues versus subscription growth was primarily due to our strategy to gain new IP-TV subscriptions through offering free-trial periods of between six to twelve months. While we intend to convert these trial subscriptions from a free to paid basis, we may not be able to successfully achieve this transition on a scale that will be profitable.

Off-Balance Sheet Arrangements

Other than as described below in “— Critical Accounting Policies” and Note 28-”Off-balance sheet items” of the Notes to the Consolidated Financial Statements, we have not entered into any off-balance-sheet arrangements with any entities or individuals.

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

Useful lives of fixed assets

We estimate the useful lives of fixed assets in order to determine the amount of depreciation expense to be recorded. The useful lives are estimated at the time the asset is acquired based on historical experience, the expected usage, wear and tear of the assets, as well as technical obsolescence arising from changes in the market demands or service output of the assets. Changes in technology or industry conditions may cause the estimated period of use or the value of these assets to change. We perform periodic reviews to confirm the appropriateness of estimated economic useful lives for each class of fixed assets. For the three years ended August 31, 2005, no changes of assets useful lives have occurred.

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

Upon the occurrence of triggering events, the carrying amounts of fixed assets are reviewed to assess whether their recoverable amounts have declined below their carrying amounts. The recoverable amount is the present value of estimated net future cash flows which we expect to recover from the future use of the asset, plus the asset’s residual value on disposal. Where the recoverable amount of fixed and other long-lived assets is less than their carrying value, an impairment loss is recognized to write the assets down to their recoverable amount, which is based on the fair value or discounted estimated cash flows.

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

For the three fiscal years ended August 31, 2005, no impairment loss was recognized based on the estimated recoverable amount of our long-lived assets.

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

Changes in the provision for doubtful debts consist of:

	Year ended August 31,
	2003	2004	2005
	(Thousands of HK$)
Balance at beginning of the year	17,139	22,916	22,959
Additions charged to expense(1)	17,685	11,502	35,445
Write-off	(11,908)	(11,459)	(10,088)

Balance at the end of the year	22,916	22,959	48,316

(1)	Provision for doubtful debts as at August 31, 2005 includes provision for mobile interconnection charges receivables of HK$19.5 million (Further details has been included in note 31 of the consolidated financial statements included in this annual report).

Deferred Taxation

Under Hong Kong GAAP, deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liability and their carrying amounts in the financial statements. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred taxation is provided on temporary differences arising on investments in subsidiaries except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future. In determining whether a liability or asset is expected to be payable or recoverable in the foreseeable future, we estimate the availability of future taxable profit and assess the effect of our capital expenditures and other plans, such as the existing network capacity, technological changes, future market trends and projected fixed network coverage.

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

A change in judgement regarding the likelihood of the generation of future taxable income necessary to realize deferred tax assets could result in a change in the valuation allowance on deferred tax assets which would impact our results under both Hong Kong GAAP and U.S. GAAP.

Carrying value of investments and goodwill

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

Based on our most recent assessment of recoverable amount we believe that as at August 31, 2005 our goodwill is recoverable at the amounts at which they are stated in our financial statements.

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

Revenue Recognition

Revenue for the provision of telecommunications services is recognized when an arrangement exists, service is rendered, fee is fixed or determinable and collectibility is probable. Revenue received in advance is deferred and amortized based on actual usage by customers or the stated period of time in the subscriber agreement. Network interconnection charges are recorded as revenue based on usage of the fixed telecommunications network of the Company by mobile and other fixed telecommunications network operators. The determination of the rates at which revenue is recognized involved significant estimates by management. Significant changes in management estimates may result in material revenue adjustments.

Hong Kong Broadband Network Limited (“HKBN”), a wholly-owned subsidiary of the Company, as a Fixed Telecommunications Network Services (“FTNS”) licensee, provides interconnection services to enable delivery of telecommunications service to customers of different operators. Since the FTNS license was granted by the TA and interconnection services have been provided, the Company has been recognising interconnection services billed to mobile operators as revenue (“mobile interconnection charges”). For the years ended August 31, 2003, 2004 and 2005, the Company recorded mobile interconnection charges of HK$6,090,000, HK$38,676,000 and HK$24,703,000, respectively. As of August 31, 2005, substantially all of the mobile operators had not made any payments to the Company since 2002 when the Company started to bill for the mobile interconnection services.

The charges were determined using the available rates under the existing calculation model (fully distributed cost model) for interconnection services between fixed and mobile operators, which are based on historical cost data of PCCW-HKT. In May 2004, TA confirmed to HKBN that mobile operators should pay interconnection charges to fixed network operators in accordance with the existing charging principles under the relevant TA statements. In August 2004, TA agreed to make a determination (the “Determination”) under section 36A of the Telecommunications Ordinance to cover the level of mobile and fixed interconnection charges payable by one of the mobile operators to HKBN; and the effective date of the determined interconnection charges.

We report revenue related to mobile interconnection charges at amounts we believe to be realizable after consideration of the uncertainty regarding the timing and amount of the ultimate collection of amounts due. Amounts reported for the year ended August 31, 2005 reflect a discount from the amount billed which is determined based on our assessment of the range of likely outcomes from the determination process. Actual amounts realized could be different from our estimate.

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

	Year Ended August 31,
	2003	2004	2005	2005
	HK$	HK$	HK$	US$
	(in thousands)
Net income/(loss)
Hong Kong GAAP	257,743	49,550	(156,531)	(20,141)
U.S. GAAP adjustments:
Compensation benefit cost associated with share options	2,731	270	389	50
Amortization of goodwill (acquired prior to June 30, 2001)	—	—	—	—
Reversal of amortization of goodwill under Hong Kong GAAP (acquired after June 30, 2001)	1,065	1,065	1,065	137
Fair value of interest rate swap	—	680	1,890	243
Fair value of forward foreign exchange contracts	—	—	4,039	520
Tax effects of U.S. GAAP adjustments	—	—	—	—

Net income/(loss) under U.S. GAAP	261,539	51,565	(149,148)	(19,191)

Shareholders’ Equity
Hong Kong GAAP	1,179,175	1,175,698	1,020,454	131,302
U.S. GAAP adjustments:
Goodwill	5,092	5,092	5,092	655
Accumulated amortization of goodwill under U.S. GAAP	(3,735)	(3,735)	(3,735)	(481)
Reversal of amortization of goodwill under Hong Kong GAAP	2,130	3,195	4,260	548
Fair value of interest rate swap	—	680	2,570	331
Fair value of forward foreign exchange contracts	—	—	4,039	520
Tax effects of U.S. GAAP adjustments	—	—	—	—

Total shareholders’ equity under U.S. GAAP	1,182,662	1,180,930	1,032,680	132,875

Under Hong Kong GAAP, no compensation cost is required to be recognized in respect of the grant of stock options to employees and executive directors. Under U.S. GAAP, compensation expense is required to be measured either in accordance with the intrinsic value method prescribed by APB Opinion No. 25 “Accounting for Stock Issued to Employees” or the fair value method prescribed by Statement of Financial Accounting Standards (“SFAS”) No. 123 “Accounting for Stock-based Compensation”. We apply the intrinsic value method prescribed by APB Opinion No. 25 and disclose in our consolidated financial statements the pro forma effect that use of the fair value method would have on our net income and earnings per share. The compensation cost for stock options under U.S. GAAP represents the cost of amortizing the compensation expense given to employees over the vesting period of the options. Because the exercise price of certain options granted can decrease during the vesting period, such options are considered variable options under APB Opinion No. 25 and compensation expense is based on our share price at the balance sheet date. The charge for compensation expense for fiscal 2005 primarily relates to such variable options.

Goodwill and accumulated amortization comprises goodwill arising on the acquisition in 1999 of 963673 Ontario Limited group of companies and the goodwill arising on the deemed acquisition of additional interest in one of our wholly owned subsidiaries, HKBN, through subscription of Rights Issue and from acquiring remaining interest from the minority shareholder in 2002.

Under Hong Kong GAAP, the Company charged the goodwill arising from the acquisition of 963673 Ontario Limited group of companies against available reserves. However, in accordance with the change in accounting standards in Hong Kong, goodwill on acquisitions occurring on or after September 1, 2001 is shown separately on the consolidated balance sheet and is amortized using the straight-line method over its estimated useful life. As a result of that, the goodwill arising for HKBN is recorded as an asset on the balance sheet and amortized over its estimated useful life, which in this case is five years. For the goodwill arising for the 963673 Ontario Limited group of companies, the Company has taken advantage of the transitional provisions of the new accounting standard and goodwill previously written off against reserves has not been restated. Where an indication of impairment exists, the carrying amount of goodwill, including goodwill previously written off against reserves, is assessed and written down immediately to its recoverable amount with the charges being recorded in the Company’s statement of operations.

Under U.S. GAAP, goodwill recorded on the acquisition of a business prior to June 30, 2001 was capitalized and amortized to the statement of operations over its expected useful life of five years. In June 2001, FASB issued the SFAS No. 142 “Goodwill and other Intangible Assets” effective for fiscal years beginning after December 15, 2001. In connection with the adoption of this standard in fiscal 2003 under U.S. GAAP, we ceased amortizing goodwill recognized on business combinations initiated prior to June 30, 2001 and performed a transitional goodwill impairment assessment. Goodwill recognized on business combinations initiated after June 30, 2001, is not amortized under SFAS No. 142 and is required to be tested annually for impairment in accordance with the provisions of SFAS No. 142. We have performed the impairment tests on the goodwill recorded prior to and after June 30, 2001 at the fiscal year end and no impairment loss was identified from the process for fiscal 2005.

Under Hong Kong GAAP, where a non-speculative forward contract is used as a hedge of a net monetary asset or liability the gain or loss on the contract is credited or charged to the statement of operations and the discount or premium is either amortized over the period of the contract or credited or charged to the statement of operations. Where a non-speculative forward contract is used as a hedge of a firm commitment no gain or loss is recognized during the commitment period. At the end of that period any gain or loss will be added to, or deducted from, the amount of the relevant transaction. The discount or premium is either amortized over the period of the contract or deferred with the gain or loss. Where a forward contract is speculative the gain or loss is credited or charged to the statement of operations. As a result, the Company does not recognize the interest rate swap or forward foreign exchange contracts at fair value and does not account for the gains or losses relating to the fair value changes in these derivatives. Interest income or expenses arising from the interest rate swap contracts are netted of against the related interest income or expenses applicable to the on-balance sheet items.

Under U.S. GAAP, the Company accounted for its derivatives under SFAS No. 133 “Accounting for Derivative Instruments and Hedge Activities”, as amended by SFAS No. 138 “Accounting for Certain Derivative Instruments and Certain Hedging Activities”, which requires all derivative instruments be recognized on the balance sheet at fair value.

Since the Company did not have any derivatives that qualify as hedges, the gain or loss on change in fair value of these derivative instruments are recognized currently in earnings.

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

The Company did not early adopt these new Hong Kong Financial Reporting Standards (“HKFRSs”) in the financial statements for fiscal 2005. The Company has made a preliminary assessment of the impact of these new HKFRSs and has concluded that the adoption of HKFRS 2 “Share-based Payment”, HKFRS 3 “Business Combinations” and HKAS 39 “Financial Instruments: Recognition and Measurement” will have an impact on the Company’s financial statements as described below:

(i)	HKFRS 2 “Share-based Payment”

With effect from September 1, 2005, HKFRS 2 requires that the Company recognize the fair value of share options granted to employees as an expense in the consolidated statements of operations, or as an asset, if the cost qualifies for recognition as an asset under the Company’s accounting policies. A corresponding increase is recognized in a capital reserve within equity. HKFRS 2 requires that the fair value of the share options is measured at the date of grant. Where the employees are required to meet vesting conditions before they become entitled to the options, the fair value of the options granted should be recognized over the vesting period.

Under the transitional provisions of HKFRS 2, the Company can choose not to apply this treatment to share-based payments which were granted on or before November 7, 2002 or which were granted after November 7, 2002 but already vested before September 1, 2005.

If this revised accounting standard been adopted for fiscal 2005, the other operating expenses and the capital reserve of the Company would increase due to the recognition of share-based compensation expense. Management has assessed and considered the impact of the adoption of this new policy on the Company’s profit/(loss) attributable to shareholders and net assets as not significant.

(ii)	HKFRS 3 “Business Combination”

With effect from September 1, 2005, HKFRS 3 requires goodwill to be recorded at cost less any accumulated impairment losses. Positive goodwill under HKFRS 3 is no longer amortized but requires an annual test for impairment, including in the year of its initial recognition, as well as when there are indications of impairment. Impairment losses are recognized when the carrying amount of the cash generating unit to which the goodwill has been allocated exceeds its recoverable amounts.

In accordance with HKFRS 3, if the fair value of the net assets acquired in a business combination exceeds the consideration paid (i.e. an amount arises which would have been known as negative goodwill), the excess is recognized immediately in the consolidated statements of operations as it arises.

In accordance with the transitional arrangements under HKFRS 3, goodwill which had previously been taken directly to reserves (i.e. goodwill which arose before January 1, 2001) will not be recognized in the consolidated statements of operations on disposal or impairment of the acquired business, or under any other circumstances.

This new policy is to be applied prospectively from September 1, 2005 in accordance with the transitional arrangements under HKFRS 3. This will result in a change to the Company’s current accounting policies from September 1, 2005 onwards on the amortization of goodwill. The new policy in respect of negative goodwill would have no impact on the consolidated financial statements of the Company.

If this revised accounting standard been adopted for fiscal 2005, the other operating expenses would decrease and the goodwill balance would increase because of the cessation of the amortization of the goodwill balance.

Management has assessed and considered the impact on of the adoption of this new policy on the Company’s consolidated profit/(loss) attributable to shareholders and consolidated net assets as not significant.

(iii)	HKAS 39 “Financial Instruments: Recognition and Measurement”

With effect from September 1, 2005, HKAS 39 requires the following:

All non-trading investments are classified as available-for-sale securities and carried at fair value. Changes in fair value are recognized in equity, unless there is objective evidence that an individual investment has been impaired. If there is objective evidence that an individual investment has been impaired, any amount held in fair value reserve in respect of the investment is transferred to the statements of operations for the period in which the impairment is identified. Any subsequent increase in the fair value of available-for-sale securities is recognized directly in equity.

Based on management’s evaluation, the adoption of this new policy would not be significant on the financial statements of the Company.

All derivative financial instruments entered into by the Company are stated at fair value. The accounting for changes in fair value depends on whether the derivative instrument qualifies as a hedge. Gains and losses on a derivative instrument designated and qualifying as a fair value hedge as well as the offsetting loss or gain on the hedged item attributable to the hedged risk shall be recognized currently in the statements of operations. The effective portion of the gain or loss on a derivative instrument designated and qualifying as a cash flow hedge shall be reported in equity and reclassified into earnings in the same period or periods during which the hedged forecasted transaction impact earnings. Any ineffective portion of the changes in fair value of the derivatives is recognized in the statements of operations.

Management expects that the adoption of this new policy would result in an increase or decrease in the net asset or the other revenues of the Company depending on the change in fair value of the financial instruments. If this new policy been adopted in fiscal 2005, the other revenues and the net asset of the Company would increase due to the recognition of the gain in increase in fair value of the interest rate swap and foreign forward exchange contracts.

Convertible notes issued are split into their liability and equity components at initial recognition by recognizing the liability component at its fair value and attributing to the equity component the difference between the proceeds from the issue and the fair value of the liability component. The liability component is subsequently carried at amortized cost. The equity component is recognized in the capital reserve until the note is either converted (in which case it is transferred to share premium) or the note is redeemed (in which case it is released directly to retained profits). This new policy in respect of convertible notes would have no impact on the financial statements because the Company did not issue any convertible notes as defined under HKAS 32 “Financial instruments: Disclosure and Presentation”.

The Company is continuing its assessment of the impact of other new HKFRSs and other significant changes may be identified as a result.

The Company considers that there is no significant impact on the adoption of HKFRS 4 and HKFRS 5 on our financial statements presented in accordance with Hong Kong GAAP.

U.S. GAAP

In December 2004, the FASB issued SFAS No. 123 (revised 2004) (“SFAS No. 123(R)”) “Share-Based Payment”. SFAS No. 123(R) replaces SFAS No. 123 “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25 “Accounting for Stock Issued to Employees” and its related implementation guidance. SFAS No. 123(R) requires the company to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognize in the financial statements. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. For public entities that do not file as small business issuers, SFAS No. 123(R) is effective for all awards granted after June 15, 2005, and to awards modified, repurchased, or cancelled after that date. For the Company, SFAS No. 123(R) is effective for the accounting period from September 1, 2005. The Company is currently assessing the impact of this statement on its consolidated financial statements and has not yet completed that assessment.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Our board of directors consists of seven directors, three of whom are independent non-executive directors and one of whom is a non-executive director. Three are executive directors, namely, Mr. Wong Wai Kay, Ricky, Mr. Cheung Chi Kin, Paul, and Mr. Lai Ni Quiaque. The non-executive director is Mr. Cheng Mo Chi, Moses. The three independent non-executive directors are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.

The following table sets forth certain information concerning our directors and senior management as of January 17, 2006.

Name	Age	Position	Date Joined City Telecom
Board of Directors:
WONG Wai Kay, Ricky	44	Chairman	1992
CHEUNG Chi Kin, Paul	48	Managing Director	1992
LAI Ni Quiaque	36	Chief Financial Officer	2004
CHENG Mo Chi, Moses	55	Non-Executive Director	1997
LEE Hon Ying, John	59	Non-Executive Director	1997
CHAN Kin Man	46	Non-Executive Director	1997
PEH Tun Lu, Jefferson	46	Non-Executive Director	2004

Senior Management:
CHONG Kin Chun, John	43	Director, Corporate Division	1996
FUNG So Mui, Fion	42	Director, Business Development	1993
LEUNG Yau Man, Haily	37	Senior Vice-President, Digital-TV Services	2003
LO Sui Lun	41	Director, Network Development	1998
TO Wai Bing	43	Director, International Business, Carrier Business and Carrier Relations	1998
YEUNG Chu Kwong, William	45	Chief Operating Officer	2005

Executive Directors

Mr. WONG Wai Kay, Ricky, aged 44, is the co-founder and chairman of City Telecom. He is responsible for our overall strategic planning and management. Mr. Wong holds a bachelor’s degree in science from The Chinese University of Hong Kong and has over 20 years’ experience in the telecommunications and computer industries. Mr. Wong has worked at a major U.S.-listed computer company as a marketing representative and was responsible for the marketing and the distribution of computer products in Hong Kong from 1985 to 1989. He was also a co-founder and director of a company principally engaged in the import and distribution of computer systems in Canada prior to co-founding City Telecom. Mr. Wong is a first cousin of Mr. Cheung Chi Kin, Paul, our managing director.

Mr. CHEUNG Chi Kin, Paul, aged 48, is the co-founder and managing director of City Telecom. He is responsible for our day-to-day operations and technological research, development and support activities. Mr. Cheung graduated with a diploma of advanced programming and system concepts design from Herzing Institute, Canada. He has more than 25 years’ experience in the telecommunications and computer industries. Mr. Cheung has worked in companies engaged in application software development and computer consultancy prior to co-founding City Telecom. Mr. Cheung is a first cousin of Mr. Wong Wai Kay, Ricky, our chairman.

Mr. LAI Ni Quiaque, aged 36, is our chief financial officer. Mr. Lai joined City Telecom in May 2004 and is responsible for our financial operations. Mr. Lai has 13 years’ experience in telecommunications industry research and finance. Prior to joining City Telecom, Mr. Lai was the Director and Head of Asia Telecom Research for Credit Suisse First Boston, having spent eight years with the firm. Before that, Mr. Lai held positions with Hongkong Telecom and Kleinwort Benson Securities (Asia). Mr. Lai holds a Bachelor of Commerce degree from the University of Western Australia and is a qualified member of the Australian Society of CPAs.

Non-executive Director

Mr. CHENG Mo Chi, Moses, aged 55, was re-designated as a non-executive director of City Telecom with effect from September 30, 2004. He was appointed as an independent non-executive director of the Company since June 17, 1997 and a member of the Audit Committee since its establishment on March 22, 1999. He is the senior partner of P.C. Woo & Co., a firm of solicitors and notaries in Hong Kong, the Founder Chairman of the Hong Kong Institute of Directors of which he is now the Honorary President and Chairman Emeritus, the Chairman of the Council and Court of the Hong Kong Baptist University and the Football Betting and Lotteries Commission. Mr. Cheng was appointed a member of the Legislative Council of Hong Kong from 1991 to 1995.

Independent Non-executive Directors

Mr. LEE Hon Ying, John, aged 59, is managing director of Cyber Networks Consultants Company in Hong Kong. He was the Regional Director, Asia Pacific, of Northrop Grumman — Canada Ltd. He was previously the director of network services of Digital Equipment (HK) Limited and prior to that, worked for Cable & Wireless HKT and Hong Kong Telecom. He is a chartered engineer and a member of each of the Institution of Electronic and Radio Engineers, the United Kingdom and the Hong Kong Institution of Engineers and the Hong Kong Computer Society. He received a master’s degree in information systems from The Hong Kong Polytechnic University in 1992. In addition, he is the Territory Vice-President of the Society of St. Vincent de Paul of Asia and Oceania, which is an international charity body. He is the Chairperson of the Catholic Diocese of Hong Kong Diocesan for Hospital Pastoral Care. Mr. Lee has been a director of City Telecom since June 1997.

Dr. CHAN Kin Man, aged 46, is an associate professor of the Department of Sociology of The Chinese University of Hong Kong, specializing in the state-society relations in China and Hong Kong. He received a Bachelor of Social Science degree from The Chinese University of Hong Kong in 1983 and a doctor of philosophy degree from Yale University in the U.S. in 1995. Dr. Chan has been a director of City Telecom since June 1997.

Mr. PEH Tun Lu, Jefferson, aged 46, is a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants and a Certified Practicing Accountant of CPA Australia. Mr. Peh holds a Master’s degree in business from the University of Technology, Sydney. He has over 23 years of experience in finance, accounting and management with listed and private companies in Hong Kong and Australia. Mr. Peh has been a director of City Telecom since September 2004.

Senior Management

Mr. CHONG Kin Chun, John, aged 43, is the director of our corporate division. He is responsible for sales, marketing and development of our international telecommunications services and fixed telecommunications network services for our business and corporate customers. Mr. Chong joined City Telecom in February 1996 and was appointed as an executive director in June 1997. He holds a bachelor’s degree in arts from the University of Hong Kong. Mr. Chong worked as a general manager overseeing product management and the sales force of a listed telecommunications products company in Hong Kong from 1987 to 1996.

Ms. FUNG So Mui, Fion, aged 42, is the director of business development. She holds a bachelor’s degree in business administration from the University of Wisconsin, Madison in the United States. Ms. Fung is currently in charge of our business planning and development. Prior to that she was responsible for the development of our fixed telecommunications network businesses, the expansion of network coverage in Hong Kong, regulatory affairs and other business development operations of City Telecom. Ms. Fung worked as a research manager in a foreign-based executive recruitment firm in Hong Kong from 1986 to 1989. She joined City Telecom in October 1993 and was appointed as an executive director in June 1997.

Ms. LEUNG Yau Man, Haily, aged 37, is the senior vice-president of Digital-TV services. Ms. Leung joined City Telecom in April 2003 with the title of director and is responsible for the overall planning and development of City Telecom’s Digital-TV business. She graduated from The University of Hong Kong and holds a Bachelor’s of Arts degree. Prior to joining City Telecom, Ms. Leung has worked in various large corporations including a television broadcaster, a mobile company and a telecommunications company.

Mr. LO Sui Lun, aged 41, is the director of network development. He is responsible for the engineering and development of our fixed telecommunications network. He joined City Telecom in September 1998 and was promoted to the title of director in 1999. Prior to joining City Telecom, Mr. Lo worked for PCCW-HKT (formerly known as “Cable & Wireless HKT”) for nine years, gaining experience in network planning and undersea cable investment. Mr. Lo holds a bachelor’s degree in sciences in electronics from The Chinese University of Hong Kong and a master’s degree in Business Administration from the University of Strathclyde, UK.

Ms. TO Wai Bing, aged 43, is our director in charge of international business, carrier business and carrier relations. She joined City Telecom in September 1998 and was appointed an executive director in October 2000. She is responsible for setting up business relationships with international carriers to build reliable, high quality and cost effective international telecommunications and IP platforms. She also manages China business development. Ms. To is also in charge of the carrier business to develop wholesale services in Hong Kong. Under the scope of carrier relations, she is responsible for liaising with local fixed and mobile operators for interconnection issues. Ms. To worked at Cable & Wirless HKT for 16 years after receiving her diploma and higher certificate in electronics engineering from The Hong Kong Polytechnic University. She is experienced in international business development and international network engineering including international network planning, quality and security.

Mr. YEUNG Chu Kwong, William, aged 45, is our Chief Operating Officer. Mr. Yeung joined City Telecom in October 2005 and is responsible for heading our customer engagement department to oversee customer relationship management. He holds a Bachelor of Arts degree from Hong Kong Baptist University, a Master of Business Administration degree from University of Strathclyde, UK and a Master of Science degree in electronic commerce and Internet computering from The University of Hong Kong. Mr. Yeung has more than 13 years’ experience in the telecommunications industry. Prior to joining City Telecom, Mr. Yeung was the Director of Customers Division at Smartone-Vodafone, the General Manager of Personal Communications and Retail Division at Tricom Telecom Limited, and has been an Inspector of Police in the Hong Kong Police Force.

Compensation

Directors’ and Senior Management’s Compensation

Our directors and senior management receive compensation in the form of salaries, housing allowances, discretionary bonuses, other allowances and benefits in kind, including our contribution to the pension schemes for such individuals.

The aggregate amount of salaries or other compensation, housing allowances, discretionary bonuses, other allowances and benefits in kind paid by us to our directors (not including our independent non-executive directors) during fiscal 2005 was approximately HK$20.2 million. We paid approximately HK$1.7 million as our contribution to the pension schemes of the directors in the year ended August 31, 2005. In addition we paid our fiscal non-executive directors fees in the aggregate amount of approximately HK$487,000 during fiscal 2005.

Each executive director is entitled to receive an annual discretionary bonus of such amount as shall be determined by the board of directors upon recommendation and approval by the Remuneration Committee (as defined below). Additionally, our senior management and employees are entitled to receive an annual discretionary bonus based on their individual performance and our financial performance during the year in question.

The total number of ordinary shares representing outstanding options granted under the 2002 Scheme (as defined under “— Share Option Schemes” below) as of January 17, 2006 was 36,520,000. On October 21, 2004, we granted to our directors and senior managers under our 2002 Scheme options to subscribe for 14,670,000 ordinary shares. On October 21, 2004, the board of directors also proposed to grant options to subscribe for 8,000,000 ordinary shares to each of Mr. Wong Wai Kay, Ricky and Mr. Cheung Chi Kin, Paul. The proposed grants of option were approved by shareholders at our annual general meeting held on December 29, 2004. On October 3, 2005, the board of directors granted options to subscribe for 1,000,000 ordinary shares to Mr. Yeung Chu Kwong, William. The total number of ordinary shares representing outstanding options under the 1997 Scheme (as defined under “— Share Option Schemes” below) as of January 17, 2006 was 528,000.

Except as discussed herein, no other payments have been paid or are payable, in respect of fiscal 2005, by us or any of our subsidiaries to our directors and senior management.

The aggregate amount of salaries or other compensation, housing allowances, other allowances and benefits in kind paid by us to our senior management during the fiscal 2005 was approximately HK$10.1 million.

For fiscal 2005, the aggregate amount accrued by us to provide pension retirement or similar benefits for our directors, senior management and other employees was approximately HK$27.4 million.

Board Practices

Service Contracts

We have entered into service contracts with two of our executive directors, Wong Wai Kay, Ricky, and Cheung Chi Kin, Paul. The service agreements with Mr. Wong and Mr. Cheung had an initial term that ended on June 30, 2000. These service agreements are automatically renewed annually after the initial term until termination with prior notice. After the initial term, the agreements with Mr. Wong and Mr. Cheung can be terminated by either party with six months’ notice. We will also enter into a service contract with Mr. Lai Ni Quiaque as the Chief Financial Officer upon approval by the Remuneration Committee. These service contracts include non-competition clauses under which our executive directors agree not to compete with us in accordance with the terms and conditions therein. None of the agreements provide for any benefits or compensation upon termination of employment.

Audit Committee

Our board of directors established an Audit Committee to ensure the impartial supervision of our accounting and business operations. The Audit Committee is comprised of three independent non-executive directors, namely, Mr. Lee Hon Ying, John (the Chairman of the Audit Committee), Dr. Chan Kin Man and Mr. Peh Tun Lu, Jefferson Mr. Peh was appointed to the Audit Committee on September 1, 2004 and is a “financial expert” within the meaning of, and as required by the U.S. Sarbanes-Oxley Act of 2002.

The Audit Committee is governed by our audit committee charter, which was adopted by our board of directors at a meeting held in August 2004. It is responsible for overseeing the accounting and financial reporting process of the Group and the audits of the Group’s financial statements on behalf of the Board of Directors.

Additionally, the Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of City Telecom ‘s independent auditors (including resolution of disagreements between management and the auditors regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for City Telecom.

The Audit Committee shall meet at least twice a year. The Audit Committee shall have the resources and authority appropriate to discharge its responsibilities as required by law, including the authority to engage independent counsel and other advisors as the Audit Committee deems necessary to carry out its duties.

Remuneration Committee

Our board of directors established a remuneration committee in August, 2001 to ensure the supervision of the remuneration packages we pay to our executive directors. The remuneration committee is comprised of 6 members with three independent non-executive directors, Mr. Lee Hon Ying, John, Mr. Peh Tun Lu, Jefferson, Dr. Chan Kin Man, the non-executive director, Mr. Cheng Mo Chi, Moses, our finance director and our director of human resources. The remuneration committee’s main duties are set out as follows:-

(a)	to make recommendations to the Board on City Telecom’s policy and structure for all remuneration of directors and senior management and on the establishment of a formal and transparent procedure for development policy on such remuneration;

(b)	to have the delegated responsibility to determine the specific remuneration packages of all executive directors and senior management, including benefits in kind, pension rights, short and long term incentives and compensation payments, including any compensation payable for loss or termination of their office or appointment, and make recommendations to the Board of the remuneration of Non-executive Directors;

(c)	to review and approve performance-based remuneration by reference to corporate goals and objectives resolved by the Board from time to time;

(d)	to review and approve the compensation payable to executive directors and senior management in connection with any loss or termination of their office or appointment to ensure that such compensation is determined in accordance with relevant contractual terms and that such compensation is otherwise fair and not excessive for City Telecom;

(e)	to review and approve compensation arrangements relating to dismissal or removal of directors for misconduct to ensure that such arrangements are determined in accordance with relevant contractual terms and that any compensation payment is otherwise reasonable and appropriate; and

(f)	to ensure that no director or any of his associates is involved in deciding his own remuneration.

Employees

The following chart sets forth the number of our employees by functional area as of August 31, 2005.

Employees
Information technology and engineering	685
Sales and marketing	1,764
Customer service	977
General administration and others	470

Total	3,896

The following chart sets forth the number of our employees by geographical region as of August 31, 2005.

Employees
Hong Kong	1,927
Guangzhou	1,940
Canada	29

Total	3,896

As of August 31, 2003, 2004 and 2005, we had 2,753, 3,583 and 3,896 employees, respectively. In connection with the transfer of our calling center operations to Guangzhou, China, we have hired over 1,900 customer service representatives and back office employees to staff that facility. We also substantially increased the number of our sales and marketing and back office during fiscal 2005. As a result, our total number of employees increased. We have not experienced any work slowdowns or stoppages and we consider our relations with our employees to be good.

Share Ownership

The following chart sets forth the share ownership of our directors and senior management as of January 17, 2006.

Title of Class	Identity of Person or Group	Number of Shares Beneficially Owned(13)	Percentage of Shares Beneficially Owned (%)(3)	Share Options
Ordinary Shares	Wong Wai Kay, Ricky	334,754,999(1)	54.51	8,000,000(4)
Ordinary Shares	Cheung Chi Kin, Paul	329,024,999(2)	53.58	8,000,000(5)
Ordinary Shares	Lai Ni Quiaque	8,560,000	1.39	6,000,000(6)
Ordinary Shares	Chong Kin Chun, John	1,574,000	Less than 1.0	2,000,000(7)
Ordinary Shares	Fung So Mui, Fion	1,964,000	Less than 1.0	500,000(8)
Ordinary Shares	To Wai Bing	398,000	Less than 1.0	2,000,000(9)
Ordinary Shares	Lo Sui Lun	700,000	Less than 1.0	500,000(10)
Ordinary Shares	Leung Yau Man, Haily	—	—	300,000(11)
Ordinary Shares	Yeung Chu Kwong, William	—	—	1,000,000(12)

(1)	Of the 334,754,999 shares, 318,516,999 shares are beneficially owned through Mr. Wong’s approximately 35% interest in Top Group International Limited, or Top Group, 1,346,000 shares are held by Bullion Holdings Limited, which is wholly owned by Mr. Wong, 3,098,000 shares are owned jointly by Mr. Wong and his spouse, and 11,794,000 shares are owned personally by him.

(2)	Of the 329,024,999 shares, 318,516,999 shares are beneficially owned through Mr. Cheung’s approximately 35% interest in Top Group and 10,508,000 shares are owned personally by Mr. Cheung.

(3)	Percentage ownership is based on 614,125,404 shares issued and outstanding as of January 17, 2006.

(4)	Options to subscribe for 8,000,000 shares were granted to Mr. Wong for a purchase price of HK$1.0, at an exercise price of HK$1.54 per share and exercisable on or before October 20, 2014 in the following manner: (i) 4,000,000 on or after January 5, 2005, (ii) 2,000,000 on or after January 1, 2006 and (iii) 2,000,000 on or after January 1, 2007. The grant of option was proposed on October 21, 2004 and approved by shareholders at our annual general meeting held on December 29, 2004.

(5)	Options to subscribe for 8,000,000 shares were granted to Mr. Cheung for a purchase price of HK$1.0, at an exercise price of HK$1.54 per share and exercisable on or before October 20, 2014 in the following manner: (i) 4,000,000 on or after January 5, 2005, (ii) 2,000,000 on or after January 1, 2006 and (iii) 2,000,000 on or after January 1, 2007. The grant of option was proposed on October 21, 2004 and approved by shareholders at our annual general meeting held on December 29, 2004.

(6)	Options to subscribe for 6,000,000 shares were granted to Mr. Lai on June 3, 2004 for a purchase price of HK$1.0, at an exercise price of HK$1.47 per share and exercisable on or before June 2, 2014 in the following manner: (i) 5,000,000 on or after May 1, 2005, and (ii) 1,000,000 on or after May 1, 2006.

(7)	Options to subscribe for 2,000,000 shares were granted to Mr. Chong on October 21, 2004 for a purchase price of HK$1.0, at an exercise price of HK$1.54 per share and exercisable on or before October 20, 2014 in the following manner: (i) 1,000,000 on or after January 1, 2005, (ii) 500,000 on or after January 1, 2006, and (iii) 500,000 on or after January 1, 2007.

(8)	Options to subscribe for 500,000 shares were granted to Ms. Fung on October 21, 2004 for a purchase price of HK$1.0, at an exercise price of HK$1.54 per share and exercisable on or before October 20, 2014 in the following manner: (i) 200,000 on or after January 1, 2005, (ii) 200,000 on or after January 1, 2006, and (iii) 100,000 on or after January 1, 2007.

(9)	Options to subscribe for 2,000,000 shares were granted to Ms. To on October 21, 2004 for a purchase price of HK$1.0, at an exercise price of HK$1.54 per share and exercisable on or before October 20, 2014 in the following manner: (i) 1,000,000 on or after January 1, 2005, (ii) 500,000 on or after January 1, 2006, and (iii) 500,000 on or after January 1, 2007.

(10)	Options to subscribe for 500,000 shares were granted to Mr. Lo on October 21, 2004 for a purchase price of HK$1.0, at an exercise price of HK$1.54 per share and exercisable on or before October 20, 2014 in the following manner: (i) 200,000 on or after January 1, 2005, (ii) 200,000 on or after January 1, 2006, and (iii) 100,000 on or after January 1, 2007.

(11)	Options to subscribe for 300,000 shares were granted to Ms. Leung on October 21, 2004 for a purchase price of HK$1.0, at an exercise price of HK$1.54 per share and exercisable on or before October 20, 2014 in the following manner: (i) 120,000 on or after January 1, 2005, (ii) 100,000 on or after January 1, 2006, and (iii) 80,000 on or after January 1, 2007.

(12)	Options to subscribe for 1,000,000 shares were granted to Mr. Yeung on October 3, 2005 for a purchase price of HK$1.0, at an exercise price of HK$0.81 per share and exercisable on or after October 1, 2006 but before October 2, 2015.

(13)	Beneficial ownership is determined in accordance with the rules of the SEC.

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

Through January 17, 2006, the Board had adopted nine resolutions pursuant to the 1997 Scheme and three resolutions pursuant to the 2002 Scheme. The total number of options granted in the resolutions pursuant to the 1997 Scheme as of January 17, 2006 is 80,490,000, of which 35,946,000 have been exercised, 528,000 are outstanding and 44,016,000 have lapsed, been forfeited or cancelled. The number of options granted in the resolutions pursuant to the 2002 Scheme as of January 17, 2006 is 37,670,000 of which none have been exercised, 36,520,000 are outstanding and 1,150,000 have lapsed, been forfeited or cancelled.

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth certain information regarding ownership of our ordinary shares as of January 17, 2006 by all persons who are known to us to own beneficially 5% or more of our ordinary shares.

Title of Class	Identity of Person or Group	Beneficially Owned(6)		Percentages of Shares Beneficially Owned (%)(1)
Ordinary Shares	Wong Wai Kay, Ricky	334,754,999	(2)	54.51
Ordinary Shares	Cheung Chi Kin, Paul	329,024,999	(3)	53.58
Ordinary Shares	Top Group International Limited	318,516,999		51.87
Ordinary Shares	Leung Ka Pak	318,516,999	(4)	51.87
Ordinary Shares	Yau Ming Yan, Andrew	318,516,999	(4)	51.87
Ordinary Shares	EK Investment Management Limited	67,900,000	(5)	11.06

(1)	Percentage ownership is based on 614,125,404 shares issued as of January 17, 2006.

(2)	Of the 334,754,999 shares, 318,516,999 shares are beneficially owned through Mr. Wong’s approximately 35% interest in Top Group, 1,346,000 shares are held by Bullion Holdings Limited, which is wholly owned by Mr. Wong, 3,098,000 shares are owned jointly by Mr. Wong and his spouse, and 11,794,000 shares are owned personally by Mr. Wong.

(3)	Of the 329,024,999 shares, 318,516,999 shares are beneficially owned through Mr. Cheung’s approximately 35% interest in Top Group and 10,508,000 shares are owned personally by Mr. Cheung.

(4)	The 318,516,999 shares are beneficially owned through Mr. Leung’s 21% and Mr. Yau’s 9.8% interest in Top Group International Limited.

(5)	The 67,900,000 shares owned by EK Investment Management Limited is the number of shares as notified to us by EK Investment Management Limited as of August 15, 2005.

(6)	Beneficial ownership is determined in accordance with the rules of the SEC.

Top Group International Limited is a holding company incorporated in British Virgin Islands with no active operations. Top Group has two directors, Mr. Wong Wai Kay, Ricky and Mr. Cheung Chi Kin, Paul, who are our chairman and managing director. Mr. Leung Ka Pak and Mr. Yau Ming Yan, Andrew are the two other shareholders of Top Group.

Mr. Leung Ka Pak was an executive director and the president of our subsidiaries in Canada other than City Telecom (Canada) Inc. until October 2005 when he resigned. Mr. Yau Ming Yan, Andrew, is an executive director and the president of our subsidiaries in Canada other than City Telecom (Canada) Inc.

EK Investment Management Limited is not affiliated with us or our officers or directors.

All shareholders own ordinary shares and enjoy the same voting rights with respect to each share.

As of January 17, 2006, there were fifteen registered holders of 2,112,131 of our American depositary shares in the United States, consisting of approximately 6.88% of our outstanding shares.

Except as disclosed above, we are not directly or indirectly owned or controlled by any other person, corporation or foreign government.

We are not aware of any arrangement the operation of which may at a subsequent date result in a change of control of City Telecom.

Related Party Transactions

As of January 17, 2006, we were party to the following related party transactions.

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

As of August 31, 2005, we had received approximately HK$0.5 million from Takua.

Contracts with Our Directors and Senior Management

All of our directors and senior management have service agreements with us except for our recently appointed Chief Financial Officer who will enter into a service contract after approval from the Remuneration Committee. Certain of our directors and senior management receive housing allowances, pensions and bonuses. In addition, some of our directors are also senior management of City Telecom and these persons may also have the ability to make significant business decisions effecting our operations. See Item 6 “Directors and Senior Management” of this annual report for details concerning these arrangements.

ITEM 8.     FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

See pages F-1 – F-52 following Item 19.

Legal and Regulatory Proceedings

The claim filed against us in 2004 by PCCW-HKT and PCCW-IMS, in which PCCW-HKT and PCCW-IMS sought a judicial review on the decision on the Telecommunications Authorities claiming that HKBN was acting outside the scope of its FTNS License in providing local VOIP services accessible over the broadband connections provided by other operators, was settled in September 2005. By order of the Court dated September 6, 2005, PCCW-IMS and PCCW-HKT withdrew the entire proceedings against the Telecommunications Authorities and HKBN. PCCW-IMS and PCCW–HKT were ordered to pay the costs of the proceedings to HKBN, to be taxed if not agreed. The substantive hearing which had been fixed for November 28, 2005 was vacated.

We are currently involved in four material legal or regulatory proceedings. They are described below:

People’s Telecom. In March 2004, we asked the Telecommunications Authority to make a determination on the level of charges to be paid by China Resources Peoples Telephone Company Limited, or People’s Telecom, for direct interconnection between its mobile network and our Metro Ethernet network and the effective date of such charges under the Telecommunications Ordinance. In May 2004, the Telecommunications Authority confirmed to People’s Telecom and HKBN that mobile operators should pay interconnection charges to fixed network operators, including ourselves, in accordance with the existing charging principles provided by the Telecommunications Authority. In August 2004, the Telecommunications Authority agreed to make a determination regarding the level and effective date of interconnection charges payable to us by People’s Telecom. These proceedings are still in progress and the Telecommunications Authority is considering the submissions, information and comments submitted by both parties. The Telecommunications Authority has not yet reached any conclusion, but has informed the parties in writing that the preliminary analysis and determination will be made by the end of February 2006 and April 2006, respectively.

WHARF T & T LIMITED. On June 10, 2005, we requested the Telecommunications Authority to make determination on the terms and conditions for the establishment of the self-built points of interconnections between us and Wharf T & T Limited pursuant to Section 36A of the Telecommunications Ordinance. Having considered the representations made by both parties and the factors setout in Section36A (10), the Telecommunications Authority is of the view that it is not likely that the parties could reach an agreement on the establishment of the self-built points of interconnections without its intervention. In the circumstance, the Telecommunications Authority decided to accept our request for determination on November 2, 2005. The scope of determination would cover the issues relating to (i) the number of interconnection points; (ii) the location of interconnection points; (iii) the negotiation timetable on implementation; (iv) actual implementation timeline of the self-built points of interconnection; and (v) any other terms and conditions as the Telecommunications Authority considered fit in order to implement the interconnection. Both parties had submitted their respective submissions to the Telecommunications Authority in December 2005 and January 2006. These proceedings are still in progress and the Telecommunications Authority is still considering the submissions, information and comments submitted by both parties. The Telecommunications Authority has not yet reached any conclusion.

PCCW-HKT. PCCW-HKT (then Cable & Wireless HKT), a Hong Kong company, brought an action against us on July 10, 1998 in the High Court of Hong Kong, alleging breach of agreements relating to the supply and operation of telecommunications services and unlawful interference with trade. This claim was subsequently amended on September 1, 1998 and further amended on October 5, 2005, in which PCCW-HKT has quantified their damages to the sum of HK$78,275,000 or such other sums as may be assessed. The PCCW-HKT claim relates specifically to its alleged monetary loss between the months of July and October in 1997 resulting from the manner in which we used its telecommunications transmission lines. The main issue raised by Cable & Wireless HKT in this case is whether we are liable for monetary damages to PCCW-HKT. As a result, we do not believe that the resolution of this case will impair our ability to lease transmission circuits from PCCW-HKT or significantly alter the commercial terms on which these transmission circuits are leased. PCCW-HKT has yet to stipulate the exact amount of their monetary loss during that period as a result of our alleged misuse.

We filed a defense and a counterclaim on October 7, 1998 alleging anti-competitive practices on the part of PCCW-HKT. We subsequently amended our counterclaim on November 18, 1998. We had engaged Senior Counsel to provide a detailed opinion on the merits and evidence in this action and we are in the course of reviewing the case and considering whether to amend the defense and whether any further action is required. On September 22, 2005, the court ordered directions for the future course of the action. It was ordered that the parties shall file and exchange their respective expert’s reports by April 29, 2006. The case is currently in the stage of exchange of witness statements of the parties. We cannot accurately predict the expected date of resolution of this case and we have not made any reserve for this case.

Jade Com. Jade Com Development Limited, or Jade Com, a Hong Kong company, alleged in a claim filed in April 13, 1999 in the High Court of Hong Kong that we, as a principal of one of our wholly owned subsidiaries, wrongfully terminated a telecommunications service agreement entered into on November 26, 1997. Jade Com claimed damages for breach of contract and misrepresentation, but did not state the specific amount of its claim. If the agreement had not been terminated, we would have had a remaining commitment of approximately US$3.6 million under the agreement. We filed a defense in May 24, 1999 asserting that we were not the principal of the wholly owned subsidiary which entered the agreement and alternatively, Jade Com had breached a condition of the agreement that they possess all the legal approvals and licenses necessary for the provision of their services. Specifically, our defense asserts that Jade Com did not have certain regulatory approvals required for the provision of the international telecommunications services that formed the basis of the agreement. As such, we asserted in our defense that our wholly owned subsidiary was entitled to terminate the agreement. In February 2001, the parties consented to adjourn the case indefinitely with liberty to restore. Accordingly, we have not made any reserve for this litigation.

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

No dividends were declared in fiscal 2005.

US$125 million 8.75% Senior Notes due 2015

On January 20, 2005, we successfully completed a US$125 million offering of 8.75% senior notes due 2015. This offering was an underwritten transaction and our estimated net proceeds were approximately US$121.0 million after deduction of expenses and commissions. We used the net proceeds, in part, to repay in full an existing loan facility in the outstanding amount of HK$196.7 million, and will use the remaining net proceeds for capital expenditures, including costs incurred in expanding and upgrading our Metro Ethernet network in Hong Kong, and for additional working capital and general corporate purposes.

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

ITEM 9.    THE OFFER AND LISTING

Offer and Listing Details

Our ordinary shares of common stock were listed under the number “1137” on the Stock Exchange of Hong Kong Limited (the “SEHK”) on August 4, 1997. Our American depositary shares, each representing 20 ordinary shares, were listed under the symbol “CTEL” on the Nasdaq on November 3, 1999. Our 8.75% notes were listed under the ISIN codes of US178677AA87 and USY16599AA30 on the Singapore Exchange Securities Trading Limited (“SGX-ST”) on January 24, 2005. The 8.75% notes were subsequently exchanged for registered notes with ISIN code US178677AB60 pursuant to a registration statement under the U.S. Securities Act of 1933 on June 24, 2005.

The price of our ordinary shares on the SEHK as of its close of trading on January 17, 2006 was HK$0.60 per share. The table below shows the high and low closing prices of the shares on the SEHK since listing.

	Price
	High	Low
	(In HK$)
2001	0.890	0.420
2002	1.690	0.740
2003	3.375	1.320
2004	2.975	1.310
2005	1.530	0.550

2004
January to March	2.975	2.400
April to June	2.525	1.310
July to September	1.930	1.390
October to December	1.690	1.460

2005
January to March	1.530	1.300
April to June	1.280	0.790
July to September	0.930	0.780
October to December	0.920	0.550

2005
July	0.930	0.850
August	0.900	0.820
September	0.860	0.780
October	0.920	0.760
November	0.870	0.640
December	0.700	0.550

2006
January through (January 17, 2006)	0.610	0.570

The price of our American depositary shares on Nasdaq as of its close of trading on January 17, 2006 was US$1.59 per American depositary share. The table below shows the high and low closing prices of the American depositary shares on Nasdaq since listing.

	Price
	High	Low
	(In US$)
2000	20.500	1.125
2001	2.400	1.030
2002	4.350	2.600

	Price
	High	Low
	(In US$)
2003	9.550	3.080
2004	7.720	3.320
2005	3.980	1.370

2004
January to March	7.720	5.900
April to June	6.570	3.320
July to September	4.960	3.410
October to December	4.600	3.710

2005
January to March	3.980	3.190
April to June	3.160	1.970
July to September	2.320	1.900
October to December	2.440	1.370

2005
July	2.300	2.100
August	2.320	2.060
September	2.140	1.900
October	2.440	1.910
November	2.080	1.640
December	1.700	1.370

2006
January through (January 17, 2006)	1.590	1.440

Markets

Our ordinary shares of common stock were listed under the number “1137” on the SEHK on August 4, 1997. Our American depositary shares, each representing 20 ordinary shares, were listed under the symbol “CTEL” on the Nasdaq on November 3, 1999. Our 8.75% notes were listed under the ISIN codes of US178677AA87 and USY16599AA30 on the SGX-ST on January 24, 2005. The 8.75% notes were subsequently exchanged for registered notes with ISIN code US178677AB60 pursuant to a registration statement under the U.S. Securities Act of 1933 on June 24, 2005.

ITEM 10. ADDITIONAL INFORMATION

Memorandum and Articles of Association

Described below is a summary of certain provisions of our Memorandum and Articles of Association (the “Articles”), as amended on December 29, 2004 and December 29, 2005 and currently in effect, and, where relevant, the Companies Ordinance (Chapter 32 of the laws of Hong Kong) (the “Companies Ordinance”). As this is a summary, it does not contain all the information that may be important to you. You should therefore read our complete Articles if you would like additional information, which are filed with the U.S. Securities and Exchange Commission as exhibit 1 to this annual report.

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

Annual and Extraordinary General Meeting of Shareholders

The Companies Ordinance requires our board of directors to hold an annual general meeting of our shareholders once every calendar year and not more than 15 months after our previous annual general meeting. The annual general meeting and any other general meeting of our shareholders held for the passing of a special resolution (being a resolution passed by a majority of not less than 75% of those shareholders who attend and vote at a meeting of shareholders) should be convened by not less than 21 clear days’ notice in writing. The notice shall specify the place, date and time of meeting and the general nature of the business to be transacted. An annual general meeting may be called by less than 21 days’ notice if it is agreed to by all shareholders entitled to attend and vote at the meeting. The business of the annual general meeting will include:

(a)	the declaration and sanctioning of dividends;

(b)	the consideration and adoption of the financial statements and balance sheet and the report of the directors and other documents required to be attached to the financial statements;

(c)	the appointment of directors in place of those retiring (by rotation or otherwise);

(d)	the appointment of auditors; and

(e)	the fixing of, or the determining of the method of fixing, the remuneration of the directors and of the auditors.

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

As of August 31, 2005, we had the following significant foreign currencies denominated account balances:

As of August 31, 2005
(Thousands of HK$)
Cash and bank balances:
Denominated in U.S. dollars	310,675
Denominated in Chinese renminbi	23,281
Denominated in Canadian dollars	2,317
Long-term bank deposits:
Denominated in U.S. dollars	15,540
Other investments:
Denominated in U.S. dollars	25,906

Further, our principal long-term debt obligations are the US$125.0 million 8.75% senior notes issued in January 2005, which are denominated in U.S. dollars.

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

We also incur expenses denominated in Renminbi, the official currency of the People’s Republic of China, in connection with our Guangzhou call centre. These include the salaries that we pay to our personnel as various operating expenses that we incur to maintain our operations. As a result, we are exposed to a certain amount of foreign exchange risk based on fluctuations between the Hong Kong dollar and the Renminbi. If the Renminbi appreciates against the Hong Kong dollar, the amount of Hong Kong dollars we would be required to spend to maintain our call center would increase. Therefore, in order to limit our foreign currency risk exposure on Renminbi, we have entered into certain forward foreign exchange contracts during fiscal 2005. No recognition of such instrument is required under Hong Kong GAAP. Under U.S. GAAP reporting, such forward foreign exchange contracts must be recorded at fair value, which we determined to be approximately HK$4,039,000 as of August 31, 2005.

Interest Rate Risk

Prior to our repayment in full of our floating interest rate loan facility with HSBC, we were exposed to interest rate risks. In connection with this facility, we entered into an interest rate swap agreement to hedge the impact of fluctuations in interest rates, under which we make a monthly interest payment at a fixed rate of 2.675% per annum on a notional amount of HK$100.0 million (which is reduced by the principal repayment schedule during the loan period), and will receive monthly interest payments calculated at HIBOR during the period from March 2004 to December 2009 or until the facility is repaid and we terminate the swap agreement. No recognition of such instrument is required under Hong Kong GAAP. Under U.S. GAAP reporting, such interest rate swap instrument must be recorded at fair value, which we determined to be approximately HK$2,570,000 as of August 31, 2005. The interest rate swap agreement is still valid following the full repayment of our loan facility with HSBC.

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

ITEM 16.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors established an Audit Committee to ensure the impartial supervision of our accounting and business operations. The Audit Committee is comprised of three independent, non-executive directors, namely, Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Tun Lu Jefferson. Mr. Peh was appointed to the Audit Committee on September 1, 2004 and is a “financial expert” within the meaning of, and as required by the U.S. Sarbanes-Oxley Act of 2002.

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

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

During the year, PricewaterhouseCoopers, or PwC, tendered its resignation with effect from May 13, 2005. KPMG was appointed as our auditors to fill the casual vacancy caused by the resignation of PwC until the conclusion of the annual general meeting held on December 29, 2005. A resolution was passed in the annual general meeting to reappoint KPMG as our auditor. The fees for the professional services rendered by PwC and KPMG, in fiscal 2004 and fiscal 2005, are set forth in the table below.

Nature of the service	2005
(HK$ million)
Audit fees	1.3
Audit-related fees	0.1
Tax fees	—
All other fees	0.1

Total	1.5

For fiscal 2004, PwC was our principal accountant and the fees for the professional services rendered by PwC are set forth in the table below.

Nature of the service	2004	2005
	(HK$ million)	(HK$ million)
Audit fees	0.8	0.3
Audit-related fees	0.3	0.2
Tax fees	0.2	0.1
All other fees	—	—

Total	1.3	0.6

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

Pre-approval Polices

The engagement of PwC and KPMG and the services provided pursuant to such engagement were approved by our audit committee in accordance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X. The fees for all such services have been pre-approved by our audit committee. Our audit committee has satisfied itself that the provision of the above-stated non-audit services has not impaired the independence of PwC and KPMG.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.    PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth information relating to the repurchase of our shares by way of a general mandate granted to our directors, which we refer to as the Mandate. The maximum aggregate nominal amount of shares that may be purchased pursuant to a Mandate corresponds to 10% of the aggregate nominal amount of our issued share capital at the date the Mandate was granted. In fiscal 2005, no shares were purchased under any of the Mandates then in force.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Mandates	Maximum Number of Shares that May Be Purchased Under the Mandates
September 1 to 30, 2004	0	N/A	0	61,051,969	(1)
October 1 to 31, 2004	0	N/A	0	61,051,969	(1)
November 1 to 30, 2004	0	N/A	0	61,051,969	(1)
December 1 to 29, 2004	0	N/A	0	61,051,969	(1)
December 30 to 31, 2004	0	N/A	0	61,407,340	(2)
January 1 to 31, 2005	0	N/A	0	61,407,340	(2)
February 1 to 29, 2005	0	N/A	0	61,407,340	(2)
March 1 to 31, 2005	0	N/A	0	61,407,340	(2)
April 1 to 30, 2005	0	N/A	0	61,407,340	(2)
May 1 to 31, 2005	0	N/A	0	61,407,340	(2)
June 1 to 30, 2005	0	N/A	0	61,407,340	(2)
July 1 to 31, 2005	0	N/A	0	61,407,340	(2)
August 1 to 31, 2005	0	N/A	0	61,407,340	(2)
Total	0	N/A	0	61,407,340	(2)

(1)	The relevant Mandate was granted at our annual general meeting on December 23, 2003.
(2)	The relevant Mandate was granted at our annual general meeting on December 29, 2004 and replaced the Mandate granted on December 23, 2003.

PART III

ITEM 17.    FINANCIAL STATEMENTS

City Telecom has selected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18.    FINANCIAL STATEMENTS

See pages F-1 to F-52 following Item 19.

ITEM 19.    EXHIBITS

(a)	See pages F-1 to F-52 following this item.
(b)	Exhibit 1 – the Articles.
(c)	Exhibit 31 – Section 302 Certifications of each of the Chairman and Chief Financial Officer.
(d)	Exhibit 32 – Section 906 Certification of Chairman and Chief Financial Officer.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

City Telecom (H.K.) Limited

We have audited the accompanying consolidated balance sheet of City Telecom (H.K.) Limited and its subsidiaries (collectively referred to as the “Company”) as of August 31, 2005, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the year ended August 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of City Telecom (H.K.) Limited and its subsidiaries as of August 31, 2005, and the results of their operations and their cash flows for the year ended August 31, 2005, in conformity with accounting principles generally accepted in Hong Kong.

As described in Note 31 to the consolidated financial statements, certain amounts previously reported in the Hong Kong statutory financial statements for the year ended August 31, 2005, have been revised.

Accounting principles generally accepted in Hong Kong vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 30 to the consolidated financial statements.

/s/ KPMG

HONG KONG, CHINA

January 27, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

City Telecom (H.K.) Limited

We have audited the accompanying consolidated balance sheet of City Telecom (H.K.) Limited and its subsidiaries (hereafter collectively referred to as the “Company”) as of August 31, 2004 and the related consolidated statements of operations, of cash flows and of changes in shareholders’ equity for each of the two years in the period ended August 31, 2004, all expressed in Hong Kong Dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements audited by us present fairly, in all material respects, the financial position of the company at August 31, 2004, and the results of its operations and cash flows for each of the two years in the period ended August 31, 2004, in conformity with accounting principles generally accepted in Hong Kong.

Accounting principles generally accepted in Hong Kong vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 30 to the consolidated financial statements.

/s/ PricewaterhouseCoopers

HONG KONG, CHINA

November 23, 2004, except for Note 32, which is as of January 20, 2005

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

		Year ended August 31,
	Note	2003	2004	2005
		HK$	HK$	HK$
		(Amounts in thousands except per share data)
Revenue from provision of telecommunication and other services, net		1,298,909	1,169,880	1,162,059
Network costs	3	(322,753)	(331,408)	(339,402)
Operating expenses
Salaries and related costs		(220,350)	(226,650)	(252,987)
Sales and marketing expenses		(182,471)	(228,169)	(267,423)
General and administrative expenses		(284,290)	(326,804)	(395,211)
Provision for doubtful accounts receivable		(17,685)	(11,502)	(35,445)

(Loss)/income from operations		271,360	45,347	(128,409)
Bank interest income		3,163	3,753	13,578
Interest expense		(601)	(175)	(54,462)
Loss on disposal of a subsidiary	4	(2,695)	—	—
Other income, net		4,373	2,668	6,037

(Loss)/income before taxation	5	275,600	51,593	(163,256)
Income tax credit/(expense)	6	(17,857)	(2,043)	6,725

Net (loss)/income		257,743	49,550	(156,531)

(Loss)/earnings per share
Basic	7	46.6 cents	8.1 cents	(25.5) cents

Diluted	7	41.9 cents	8.1 cents	(25.5) cents

The accompanying notes are an integral part of these consolidated financial statements.

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

			August 31,
	Note(s)		2004	2005
			HK$	HK$
			(Amounts in thousands except number of shares and per share amounts)
ASSETS
Current assets
Cash and bank balances	20		247,517	539,591
Term deposits			—	92,850
Pledged bank deposits	16		26,805	90,447
Trade receivables, net	8	(a)	134,849	130,010
Other receivables, deposits and prepayments Inventories Tax recoverable	8	(b)	44,029 — —	78,758 1,957 535

Total current assets			453,200	934,148
Goodwill	9		2,131	1,066
Fixed assets, net	10		1,158,875	1,336,543
Other investments	17		25,604	25,901
Long term bank deposit	18		15,600	15,540
Long term receivables and prepayment			6,206	13,099
Deferred tax assets	12		229	—
Deferred expenditure	13		21,563	21,131

Total assets			1,683,408	2,347,428

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade payables			122,459	90,762
Deposits received			17,983	15,510
Current portion of deferred services income			35,288	36,744
Other payables and accrued expenses	11		188,605	223,208
Income taxes payable Current portion of obligation under finance lease	14		1,173 —	1,728 1,194
Short-term bank loan	20,22		19,170	—
Current portion of long-term bank loan	14		13,333	—

Total current liabilities			398,011	369,146
Long-term liabilities
Deferred taxation	12		18,891	10,539
Long-term portion of deferred services income			4,141	—
Long-term debt and other liabilities	14		86,667	947,289

Total liabilities			507,710	1,326,974
Commitments and contingencies	15
Shareholders’ equity
Ordinary shares, par value $0.10 per share — 2,000,000,000 shares authorized at August 31, 2004 and August 31, 2005 — 610,573,361 shares issued and outstanding at August 31, 2004, 614,125,404 shares issued and outstanding at August 31, 2005	19		61,057	61,412
Share premium			617,986	619,408
Retained profits			495,307	338,794
Translation reserve			983	840
Warrant reserve			365	—

Total shareholders’ equity			1,175,698	1,020,454

Total liabilities and shareholders’ equity			1,683,408	2,347,428

The accompanying notes are an integral part of these consolidated financial statements.

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

		Ordinary shares
	Note	Number of shares outstanding	Amount Outstanding	Share premium	Warrant reserve	Translation reserve	Retained profits	Total shareholders’ equity
			HK$	HK$	HK$	HK$	HK$	HK$
	(Amounts in thousands, except number of shares)
Balance at August 31, 2003		604,959,787	60,496	615,886	858	1,231	505,978	1,184,449
Changes in accounting policy — provision for net deferred tax liabilities		—	—	—	—	—	(5,274)	(5,274)

Balance at August 31, 2003		604,959,787	60,496	615,886	858	1,231	500,704	1,179,175
2003 final dividends declared and paid	21	—	—	—	—	—	(45,789)	(45,789)
2004 interim dividends declared and paid	21	—	—	—	—	—	(9,158)	(9,158)
Shares issued upon exercise of warrants		4,973,574	497	1,985	(493)	—	—	1,989
Shares issued upon exercise of share options		640,000	64	115	—	—	—	179
Net income		—	—	—	—	—	49,550	49,550
Exchange adjustment on translation of the accounts of overseas subsidiaries		—	—	—	—	(248)	—	(248)

Balance at August 31, 2004		610,573,361	61,057	617,986	365	983	495,307	1,175,698
Realization of outstanding warrant reserve upon warrant expiration		—	—	—	(18)	—	18	—
Shares issued upon exercise of warrants		3,500,043	350	1,397	(347)	—	—	1,400
Shares issued upon exercise of share options		52,000	5	25	—	—	—	30
Net loss		—	—	—	—	—	(156,531)	(156,531)
Exchange adjustment on translation of the accounts of overseas subsidiaries		—	—	—	—	(143)	—	(143)

Balance at August 31, 2005		614,125,404	61,412	619,408	—	840	338,794	1,020,454

The accompanying notes are an integral part of these consolidated financial statements.

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended August 31,
	2003	2004	2005
	HK$	HK$	HK$
	(Amounts in thousands)
Cash flows from operating activities
(Loss)/income before taxation	275,600	51,593	(163,256)
Adjustments to reconcile
(Loss)/income before taxation to net cash (used in)/provided from operating activities:
Amortization of goodwill	1,065	1,065	1,065
Depreciation of purchased fixed assets	173,619	195,952	236,269
Depreciation of fixed assets held under finance leases	1,336	—	380
Amortization of deferred expenditure	—	1,828	12,927
Interest income	(3,163)	(3,753)	(13,578)
Interest expense	559	175	374
Interest element of finance leases	42	—	23
(Gain)/loss on disposal of fixed assets	427	(34)	(134)
Unrealized (gain)/losses on other investments	—	1,696	(300)
Amortization of incidental issuance cost	—	—	1,693
Interest on 10-year senior notes	—	—	52,372
Loss on disposal of a subsidiary	2,695	—	—
Increase in long term receivable and prepayment	—	(6,206)	(6,893)
Changes in operating assets and liabilities:
Increase in term deposits	—	—	(92,850)
(Increase)/decrease in trade receivables, other receivables, deposits and prepayments	6,455	(50,382)	(29,890)
Increase in inventories	—	—	(1,957)
Increase in deferred expenditure	—	(23,391)	(12,495)
Increase/(decrease) in trade payables, other payables, accrued charges, deposits received	(28,678)	30,957	5,258
(Decrease)/increase in deferred service income	5,005	29,257	(2,685)

Net cash (outflow)/inflow generated from operations	434,962	228,757	(13,677)

Interest paid	(559)	(175)	(374)
Interest element of finance leases	(42)	—	(23)
Hong Kong profits tax paid	(18,107)	(24,011)	(805)
Overseas tax paid	(1,754)	(808)	(588)

Net cash (outflow)/inflow from operating activities	414,500	203,763	(15,467)

Investing activities
(Increase)/decrease in pledged bank deposits	(24,608)	2,803	(63,642)
Increase in long term bank deposits	(15,580)	—	—
Purchases of fixed assets	(250,209)	(410,046)	(415,494)
Interest received	3,163	3,753	13,578
Purchase of other investments	(23,370)	(3,900)	—
Proceeds from disposal of fixed assets	1,552	1,146	968
Disposal of a subsidiary, net of cash disposed (Note (1) below)	(582)	—	—

Net cash outflow from investing activities	(309,634)	(406,244)	(464,590)

Net cash (outflow)/inflow before financing activities	104,866	(202,481)	(480,057)

(Continued)

The accompanying notes are an integral part of these consolidated financial statements.

	Year ended August 31,
	2003	2004	2005
	HK$	HK$	HK$
	(Amounts in thousands)
Financing activities
Issue of new shares	45,409	2,168	1,430
Net proceeds of senior notes issue	—	—	943,655
Interest paid for senior notes	—	—	(52,372)
Bank loan drawn down	—	100,000	100,000
Repayment of bank loan	—	—	(200,000)
Repayment of loan to a former minority shareholder	(22,500)	—	—
Repayment of capital element of finance leases	(2,949)	—	(497)
Dividend paid	(30,234)	(54,947)	—

Net cash inflow/(outflow) from financing activities	(10,274)	47,221	792,216

Increase/(decrease) in cash and cash equivalents	94,592	(155,260)	312,159
Cash and cash equivalents at the beginning of year	290,403	383,860	228,347
Effect of foreign exchange rate changes on cash and cash equivalents	(1,135)	(253)	(915)

Cash and cash equivalents at the end of year (Note 20)	383,860	228,347	539,591

Note(1):

Disposal of a subsidiary

	Year ended August 31,
	2003	2004	2005
	HK$	HK$	HK$
	(Amounts in thousands)
Fixed assets	1,354	—	—
Trade receivable, other receivables, deposits and prepayments	1,914	—	—
Cash and bank balances	714	—	—
Trade payable, other payables, accrued charges and deposits received	(805)	—	—
Income taxes payable	(1)	—	—

Net assets disposed of	3,176	—	—
Translation reserve transferred to statements of operations	1,469	—	—
Net loss on disposal	(2,695)	—	—

Sale proceeds	1,950	—	—
Less: Cash and cash equivalents of the subsidiary disposed	(714)	—	—
Sale proceeds receivable	(1,818)	—	—

Net cash outflow in respect of the disposal of a subsidiary	(582)	—	—

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

As of August 31, 2005 the Company had the following principal direct and indirect subsidiaries:

			Percentage holding
Name	Place and date of establishment/ operation	Issued capital	Direct	Indirect	Nature of business
963673 Ontario Limited	Canada November 12, 1991	Common CAD502,000	—	100	Investment holding in Canada
Attitude Holdings Limited	British Virgin Islands November 3, 1997	Ordinary US$1	—	100	Inactive
Automedia Holdings Limited	British Virgin Islands January 23, 2001	Ordinary US$1	100	—	Investment holding in Hong Kong
City Telecom (B.C.) Inc.	Canada February 25, 1992	Common CAD501,000	—	100	Provision of international telecommunications and dial-up internet access services in Canada
City Telecom (Canada) Inc.	Canada October 6, 1997	Common CAD100	—	100	Maintenance of switching equipment and provision of operational services in Canada
City Telecom Inc.	Canada September 19, 1991	Common CAD1,000	—	100	Provision of international telecommunications and dial-up internet access services in Canada
City Telecom International Limited	British Virgin Islands May 8, 1997	Ordinary US$5,294	100	—	Investment holding in Hong Kong
City Telecom (USA) Inc.	USA May 5, 1997	Common US$1	—	100	Inactive
Credibility Holdings Limited	British Virgin Islands December 18, 1998	Ordinary US$1	100	—	Investment holding in Hong Kong
CTI Guangzhou Customer Service Co. Ltd. (translated from the registered name in Chinese)	The People’s Republic of China (“the PRC”) April 29, 2002	Paid in capital of HK$8,000,000	100	—	Provision of administrative support services in the PRC
CTI International Limited	Hong Kong August 23, 1999	Ordinary HK$10,000,000	—	100	Inactive
CTI Marketing Company Limited	Hong Kong August 23, 1999	Ordinary HK$10,000	—	100	Provision of media marketing services in Hong Kong
Golden Trinity Holdings Limited	British Virgin Islands June 11, 1997	Ordinary US$1	100	—	Investment holding in Hong Kong

			Percentage holding
Name	Place and date of establishment/operation	Issued capital	Direct	Indirect	Nature of business
Hong Kong Broadband Network Limited	Hong Kong August 23, 1999	Ordinary HK$383,049	—	100	Provision of international telecommunications and fixed telecommunications network services in Hong Kong
IDD1600 Company Limited	Hong Kong November 4, 1998	Ordinary HK$2	—	100	Provision of international telecommunications services in Hong Kong
Global Courier Company Limited (formerly known as iStore.com Limited)	Hong Kong September 17, 1999	Ordinary HK$10,000	—	100	Inactive

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Hong Kong and comply with accounting standards issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”). They have been prepared under the historical cost convention except that, as disclosed in the accounting policies below, other investments are stated at fair value and senior notes are stated at fair value on the date of inception. These principles differ in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”), details of which are set out in Note 30.

The consolidated financial statements do not represent the Hong Kong statutory financial statements of the Company as certain reclassifications and changes in presentation have been made to the consolidated financial statements in order to conform more closely to presentations customary in filings with the Securities and Exchange Commission of the United States of America (the “SEC”).

All amounts are expressed in Hong Kong Dollars, the Company’s functional currency. Unless indicated otherwise, amounts in Hong Kong Dollars have been rounded to the nearest thousand.

2 Principal accounting policies

The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below:

(a) Consolidation

The consolidated financial statements include the financial statements of the Company and all its subsidiaries as of August 31, 2004 and 2005, and the results of operations, cash flows and changes in shareholders’ equity for the years ended August 31, 2003, 2004 and 2005. All significant inter-company transactions and balances are eliminated on consolidation.

Subsidiaries are those entities in which the company, directly or indirectly, controls the composition of the board of directors, controls more than half the voting power or holds more than half of the issued share capital.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated statements of operations from the effective dates of acquisition or up to the effective dates of disposal, as appropriate. The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Company’s share of its net assets together with any unamortized goodwill or goodwill/ negative goodwill taken to reserves and which was not previously charged or recognized in the consolidated statements of operations.

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

Where an indication of impairment exists, the carrying amount of goodwill, including goodwill previously written off against reserves, is assessed and written down immediately to its recoverable amount and any write down is accounted for in the consolidated statements of operations.

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

Major costs incurred in restoring fixed assets to their normal working condition are charged to the consolidated statements of operations. Improvements are capitalized and depreciated over their expected useful lives to the Company.

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that fixed and other long lived assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognized in the statements of operations to reduce the assets to its recoverable amount. No impairment losses were recognized in each of the years in the three-year period ended August 31.

The gain or loss on disposal of a fixed asset is the difference between the net sale proceeds and the carrying amount of the relevant asset, and is recognized in the consolidated statements of operations.

(d) Assets held under leases

(i) Finance leases

Leases that substantially transfer to the Company all the risks and rewards of ownership of assets are accounted for as finance leases. Finance leases are capitalized at the inception of the leases at the lower of fair value of the leased assets or the present value of the minimum lease payments. Each lease payment is allocated between capital and finance charges so as to achieve a constant rate on the capital balances outstanding. The corresponding rental obligations, net of finance charges, are included in short-term or long-term liabilities. The finance charges are charged to the consolidated statements of operations over the lease periods.

Assets held under finance leases are depreciated over the shorter of lease periods or their estimated useful lives.

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that finance leased assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognized to reduce the asset to its recoverable amount. Such impairment losses are recognized in the consolidated statements of operations.

(ii) Operating leases

Leases where substantially all the risk and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received from the leasing company are charged to the consolidated statements of operations on a straight-line basis over the lease periods.

(e) Other investments

Other investments are carried at fair value. At each balance sheet date, the net unrealized gains or losses arising from the changes in fair value of other investments are recognized in the consolidated statements of operations. Profits or losses on disposal of other investments, representing the difference between the net sales proceeds and the carrying amounts, are recognized in the consolidated statements of operations as they arise.

(f) Deferred expenditure

Customer acquisition costs incurred to obtain long term service agreements with customers are deferred and amortized on a straight line basis over the period of the underlying service subscription agreements executed with the customers. All other related advertising and marketing costs are charged to the consolidated statements of operations as incurred.

(g) Accounts receivable

Provision is made against accounts receivable to the extent that collection of the balance is considered to be doubtful. Accounts receivable in the consolidated balance sheets are stated net of such provision.

(h) Inventories

Inventories are carried at the lower of cost and net realisable value.

Cost is determined using the first in, first out method (FIFO) and comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognized as an expense in the period in which the related revenue is recognized. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realisable value, is recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs.

As of August 31, 2005, there was no write-down or reversal of a previous write-down made against inventories due to change in net realisable value.

(i) Deferred taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

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

(j) Senior notes

The senior notes are initially accounted at fair value (which is equivalent to the issuance price) less the amount of incidental issuance costs.

After initial recognition, the senior notes are stated at amortized cost and any difference between the initial recognized fair value (net of incidental issuance costs) and the redemption or par value is amortized from the date of issue to the date of maturity using the effective interest method.

In the event that the senior notes are redeemed prior to the maturity date, the difference between the carrying value and the redemption value of the notes is charged immediately to the consolidated statements of operations.

(k) Translation of foreign currencies

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at the rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the consolidated statements of operations.

The balance sheets of subsidiaries expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whereas the statements of operations are translated at an average rate for the year. Such exchange differences are dealt with as a movement in translation reserves.

(l) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition.

Cash equivalents, are stated at cost, which approximates fair value because of the short-term maturity of these investments.

(m) Provisions

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

(n) Contingent liabilities and contingent assets

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

(o) Revenue recognition

(i) Revenue for the provision of international telecommunications and fixed telecommunications network services is recognized, net of discounts, when an arrangement exists, service is rendered, the fee is fixed or determinable, and collectibility is probable.

(ii) Amounts received in advance for the provision of international telecommunications services using calling cards is deferred and included under deferred services income and subsequently recognized as revenue when the calling cards are used by customers or when the calling cards have expired.

(iii) Amounts received in advance for the provision of fixed telecommunications network services is deferred and included under deferred services income, and subsequently recognized as revenue on a straight-line basis over the agreed period of time in accordance with the terms of the subscription agreement.

(iv) Revenue from the sales of products is recognized upon the transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and title has passed.

(v) Interest income is recognized on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

(p) Employee benefits

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

(iii) Retirement benefit costs

The Company contributes to defined contribution retirement schemes which are available to all employees. Contributions to the schemes by the Company and employees are calculated as a percentage of employees’ basic salaries. The retirement benefit scheme cost charged to the consolidated statements of operations represents contributions payable by the Company to the fund. The Company’s contributions are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions.

The assets of the scheme are held separately from those of the Company in an independently administered fund.

(q) Research and development costs

Research and development costs of new services and enhancements to existing services are charged to the consolidated statements of operations as incurred.

Total research and development expenses incurred for the years ended August 31, 2003, 2004 and 2005 amounted to HK$2,622,000, HK$5,962,000, and HK$11,023,000 respectively.

(r) Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of that asset. All other borrowing costs are charged to the consolidated statements of operations in the year in which they are incurred.

Total borrowing costs capitalized for the year ended August 31, 2005 was HK$2,047,000 (2004: HK$3,053,000 and 2003: Nil).

(s) Segment reporting

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

(t) Barter transactions

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

(u) Use of estimates

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

3 Network costs

Network costs mainly include interconnection charges paid to local and overseas carriers, leased line rentals, program fees and production costs for the IP-TV service, and do not include depreciation charge which is included in other operating expenses.

The Company estimates the Universal Services Contributions (“USC”) payable to PCCW-HKT Telephone Limited (“PCCW-HKT”) to fund the costs of network development in remote areas in Hong Kong (the “Development”) and includes such estimated costs as part of the network costs. The Telecommunications Authority (“TA”) periodically reviews the actual costs of such development and revises the amounts owed to, or to be refunded by, PCCW-HKT to the USC contributing parties.

Management of the Company makes their best estimates for charges of the USC payable to PCCW-HKT. Such estimated costs are included as part of the Company’s costs of rendering its services. The estimate is made based on the provisional rates announced by the TA which is effective up to the date of the release of the consolidated financial statements of the Company. The TA periodically reviews the actual costs incurred by PCCW-HKT in the Development and revises the amounts owed to, or to be refunded by, PCCW-HKT to the respective USC contributing parties, including the Company (“the Rate Revisions”). Accordingly, the estimate made by the Company’s management is subject to changes based on the Rate Revisions identified during a financial year and up to the date prior to the release of the financial statements of the Company. The Company adjusts such differences as an addition or reduction of the corresponding costs of services in that particular reporting period.

Any sum received in advance from PCCW-HKT as an estimated refund of the USC on a provisional basis, which is subject to the final confirmation and determination of TA, is recorded in other payables and accrued charges in the Company’s consolidated balance sheet.

On November 30, 2002, the TA issued a statement (the “November 2002 Statement”) that confirmed the actual USC payable by USC contributing parties for the calendar year 2000. As a result of the release of the November 2002 Statement, in February 2003, the Company received a refund of USC paid for the period from January 1, 2000 to December 31, 2000 of HK$40,586,000 which was set off against the network costs of the Company for the year ended August 31, 2003.

On March 8, 2003, the Company received in advance a sum of HK$56,489,000 from PCCW-HKT as a provisional refund of the USC paid for the period from January 1, 2001 to June 30, 2002 (“the Provisional Refund”). On October 20, 2003, TA issued another statement on the USC and confirmed the contribution level for calendar year 2001. Accordingly, HK$40,276,000 out of the Provisional Refund and an additional refund of approximately HK$3,000,000 payable by PCCW-HKT to the Company for the calendar year 2001 were set off against the network costs of the Company. In aggregate, the Company had set off against the costs of services of HK$84,119,000 in respect of USC refund for the year ended August 31, 2003. The remaining HK$16,212,000 of the Provisional Refund received by the Company, being the provisional refund of the USC for the period from January 1, 2002 to June 30, 2002 which was subject to confirmation of the TA (“2002 Provisional Refund”) was included in other payables and accrued charges in the Company’s balance sheets as at August 31, 2003.

On November 19, 2004, the TA issued a statement on the USC that confirmed the actual contribution level for calendar year 2002. The 2002 Provisional Refund was confirmed. Additional refund payable by PCCW-HKT to the Company and related adjustments required to be made to the USC for calendar year 2002 were also determined. In aggregate, an amount of HK$31,689,000 was recorded as an off-set against the network costs of the Company for the year ended August 31, 2004.

On November 11, 2005, the TA issued a statement on the USC and confirmed the actual contribution level for calendar year 2003. In aggregate, an amount of HK$6,448,000 was recorded as a reduction against the network cost of the Company for the year ended August 31, 2005.

The actual contribution level for calendar year 2004 and 2005 is not yet confirmed by the TA.

4 Loss on disposal of a subsidiary

During the year ended August 31, 2003, the Company’s operation in Japan was discontinued following the disposal of its subsidiary operating in Japan to a company wholly-owned by a relative of a director of the subsidiary (the “Purchaser”). The subsidiary was sold for a consideration of JPY30,000,000 (equivalent to HK$1,950,000) which is to be satisfied by the Purchaser in thirty monthly installments commencing July 15, 2003. The disposal resulted in a loss of HK$2,695,000 which was recognized in the consolidated statements of operations.

As at August 31, 2005, a receivable balance of HK$279,000 was due from the Purchaser, and included in other receivables, deposits and prepayments and is expected to be received within one year.

5 (Loss)/income before taxation

	Year ended August 31,
	2003	2004	2005
	HK$’000	HK$’000	HK$’000
(Loss)/income before taxation is stated after charging:
Amortization of goodwill	1,065	1,065	1,065
Amortization of deferred expenditure	—	1,828	12,927
Depreciation of purchased fixed assets	173,619	195,952	236,269
Depreciation of fixed assets held under finance leases	1,336	—	380
Operating lease charges in respect of:
— Land and buildings	6,481	8,084	13,081
— Computer equipment	100	31	914
Research and development costs	2,622	5,962	11,023
Retirement benefit costs — defined contribution plans (Note 24)	15,843	26,287	27,437
Interest expense comprises:
Interest element of finance leases	42	—	23
Interest on 10-year senior notes	—	—	52,372
Interest on bank overdrafts	210	3,228	2,421
Interest paid to third parties	349	—	—
Amortization of incidental issuance cost	—	—	1,693

	601	3,228	56,509
Less: amount capitalized as fixed assets
Interest capitalized	—	(2,553)	(2,047)
Other incidental borrowing cost	—	(500)	—

Total borrowing cost capitalized	—	(3,053)	(2,047)

Total interest expenses	601	175	54,462

Other income comprises: —
Exchange gains, net	1,291	131	3,300
Others	3,082	2,537	2,737

	4,373	2,668	6,037

6 Income tax credit/(charge)

(Loss) / income before taxation by geographical location is as follows:

	Year ended August 31,
	2003	2004	2005
	HK$’000	HK$’000	HK$’000
Hong Kong	272,016	53,200	(160,451)
Overseas (loss)/income	3,584	(1,607)	(2,805)

(Loss)/income before taxation	275,600	51,593	(163,256)

Income tax credit/(charge) consist of the following:

	Year ended August 31,
	2003	2004	2005
	HK$’000	HK$’000	HK$’000
Hong Kong income tax
current (note (a))	(15,300)	(1,537)	(147)
under provision of tax in prior years	—	(1,221)	(333)
deferred (Note 12)	(139)	1,412	8,325
Overseas taxation
current (note (b))	(2,478)	(596)	(919)
deferred (Note 12)	60	(101)	(201)

	(17,857)	(2,043)	6,725

(a)

The Company is subject to tax on an entity basis on income arising in or derived from Hong Kong. The rate of taxation of the Company operating in Hong Kong for the years ended August 31, 2003, 2004 and 2005 was 17.5%.

(b)	Taxation on overseas profits has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the Company operates.

The income taxes attributable to income for the years ended August 31, 2003, 2004 and 2005 differs from the amount of income taxes determined by applying the applicable income tax rate prevailing in the countries in which the Company operates to pre-tax income as a result of the following differences:

	Year ended August 31,
	2003	2004	2005
	HK$’000	HK$’000	HK$’000
Income tax (credit)/charge calculated at the prevailing taxation rate of respective countries	48,520	9,696	(28,433)
Effect of expenses not deductible for income taxes	5,584	730	1,788
Effect of income not subject to income taxes	(5,151)	(825)	(3,963)
Under provision for Hong Kong income tax in prior years	—	1,221	333
Recognition of deferred tax assets on prior year’s tax losses, net of other temporary difference	(36,505)	(9,066)	(4,981)
Effect of tax loss not recognized	208	27	28,464
Increase in opening net deferred tax liabilities resulting from an increase in tax rate	1,893	—	—
Others	3,308	260	67

Income tax (credit)/charges	17,857	2,043	(6,725)

7 (Loss)/earnings per share

	Year ended August 31,
	2003	2004	2005
	HK$’000	HK$’000	HK$’000
Net (loss)/income	257,743	49,550	(156,531)

	No. of shares in thousand	No. of shares in thousand	No. of shares in thousand
Weighted average number of shares in issue	552,600	610,095	613,525
Incremental shares from assumed exercise of share options	7,112	604	—
Incremental shares from assumed exercise of warrants	55,390	3,666	—

Diluted weighted average number of shares	615,102	614,365	613,525

Basic (loss)/earnings per share	HK46.6 cents	HK8.1 cents	HK(25.5) cents
Diluted (loss)/earnings per share	HK41.9 cents	HK8.1 cents	HK(25.5) cents

(Loss)/earnings per share are calculated based on the weighted average number of issued ordinary shares and, as appropriate, diluted ordinary shares equivalent outstanding for each of the relevant years and the related (loss)/income amount. The number of incremental shares from assumed exercise of share options and warrants has been determined using the treasury stock method.

For the year ended August 31, 2005, the number of shares used in the calculation of diluted loss per share is equal to the number of shares used to calculate basic loss per share as the incremental effect of share options would be anti-dilutive in a loss-making year.

8 Receivables

(a) Trade receivables, net

	August 31,
	2004	2005
	HK$’000	HK$’000
Trade receivables	157,808	178,326
Less: provision for doubtful debts (note)	(22,959)	(48,316)

	134,849	130,010

(Note) Provision for doubtful debts as at August 31, 2005 includes provision for mobile interconnection charges receivables of HK$19,499,000 (note 31)).

Changes in the provision for doubtful debts consist of:

	Year ended August 31,
	2003	2004	2005
	HK$’000	HK$’000	HK$’000
Balance at beginning of the year	17,139	22,916	22,959
Additions charged to expense	17,685	11,502	35,445
Write-off	(11,908)	(11,459)	(10,088)

Balance at the end of the year	22,916	22,959	48,316

(b) Other receivables, deposits and prepayments

	August 31,
	2004	2005
	HK$’000	HK$’000
Deposits for purchase of fixed assets	7,090	20,275
Deposits for lease of land and building	2,995	5,081
Interest receivables	—	1,266
Prepayments	17,943	20,929
Receivables from disposal of a subsidiary (Note 4)	780	279
USC refund receivable Unbilled revenue	9,848 —	6,448 16,193
Others	5,373	8,287

	44,029	78,758

9 Goodwill

	August 31,
	2004	2005
	HK$’000	HK$’000
Cost
At the beginning of the year	5,326	5,326
Accumulated amortization
At the beginning of the year	2,130	3,195
Charge for the year	1,065	1,065

At the end of the year	3,195	4,260

Net book value
At the end of the year	2,131	1,066

Goodwill was recognized for the amount of the excess of the purchase price paid over the net book value (which approximates fair value) of the assets acquired, and is amortized on a straight-line basis over a five year period.

10 Fixed assets, net

	Leasehold land and buildings	Leasehold improvements	Furniture, fixtures and fittings	Telecommunications computers and office equipment	Motor vehicles	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Cost
At September 1, 2003	61,599	56,191	10,920	1,295,630	8,892	1,433,232
Exchange adjustments	—	(76)	(21)	915	—	818
Additions	22,109	15,344	2,339	369,583	671	410,046
Disposals	—	(6,760)	—	(5,329)	(1,790)	(13,879)

At August 31, 2004	83,708	64,699	13,238	1,660,799	7,773	1,830,217

At September 1, 2004	83,708	64,699	13,238	1,660,799	7,773	1,830,217
Exchange adjustments	—	244	133	2,497	—	2,874
Additions	462	3,701	2,122	411,550	1,291	419,126
Disposals	—	(26)	(1)	(2,875)	(692)	(3,594)
Adjustment (note (a))	—	—	—	(4,825)	—	(4,825)

At August 31, 2005	84,170	68,618	15,492	2,067,146	8,372	2,243,798

Accumulated depreciation
At September 1, 2003	3,494	21,271	7,507	449,018	5,990	487,280
Exchange adjustments	—	22	15	840	—	877
Charge for the year	1,530	7,067	1,530	184,389	1,436	195,952
Disposals	—	(6,757)	—	(4,220)	(1,790)	(12,767)

At August 31, 2004	5,024	21,603	9,052	630,027	5,636	671,342

At September 1, 2004	5,024	21,603	9,052	630,027	5,636	671,342
Exchange adjustments	—	188	68	1,768	—	2,024
Charge for the year	1,678	8,445	1,390	224,444	1,346	237,303
Disposals	—	(11)	(1)	(2,260)	(488)	(2,760)
Adjustment (note (a))	—	—	—	(654)	—	(654)

At August 31, 2005	6,702	30,225	10,509	853,325	6,494	907,255

Net book value
At August 31, 2004	78,684	43,096	4,186	1,030,772	2,137	1,158,875

At August 31, 2005	77,468	38,393	4,983	1,213,821	1,878	1,336,543

(a)	The adjustment of the cost and the depreciation charge for the year ended August 31, 2005 amounting to HK$4,825,000 and HK$654,000 represented the finalization of the estimated accrued cost of the submarine cable made in prior years.

(b)	The interests in leasehold land and buildings situated in Hong Kong at their net book values are analyzed as follows:

	August 31,
	2004	2005
	HK$’000	HK$’000
Leases of between 10 to 50 years	78,684	77,468

(c)	Certain telecommunications, computer equipment and office equipment are held under finance leases. The total cost of these assets and the related accumulated depreciation as of the end of each of the relevant years are as follows:

	August 31,
	2004	2005
	HK$’000	HK$’000
Cost	—	3,631
Accumulated depreciation	—	380

	—	3,251

11 Other payables and accrued charges

	August 31,
	2004	2005
	HK$’000	HK$’000
Accrual for staff salaries and bonus	26,557	36,034
Accrual for premium costs	23,309	1,752
Accrual for vetting charges	1,204	962
Accrual for porting charges	5,378	9,429
Accrual for international call forwarding service charges	2,501	3,622
Payable for purchase of fixed assets	92,383	116,201
Payable for advertising and promotional expenses	14,676	16,241
Payable for USC	905	428
Interest payable on 10-year senior notes	—	7,109
Others	21,692	31,430

	188,605	223,208

12 Deferred taxation

Deferred taxation is calculated in full on temporary differences under the liability method using the taxation rates prevailing in respective countries in which the Company operates. The movement of the deferred tax liabilities account is as follows:

	August 31,
	2004	2005
	HK$’000	HK$’000
At September 1	20,274	18,662
Exchange differences	(301)	1
Deferred taxation credited to statements of operations — relating to the origination and reversal of temporary differences	(1,311)	(8,124)

At August 31	18,662	10,539

Prior to 2003, the Company recognized deferred taxation arising from timing differences attributable to accelerated depreciation at profits tax rate in force in the year in which the temporary differences arose. SSAP 12 (revised) requires the provision of deferred taxation on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements using the profits tax rate enacted, or substantially enacted, at the balance sheet date. On adoption of SSAP 12 (revised) retrospectively, opening retained profits at September 1, 2003 have been reduced by HK$5,274,000, which represents the unprovided net deferred tax liabilities as at that dates, as a result of the change in accounting policy. In addition, the profit for the year ended August 31, 2003 has been reduced by HK$79,000.

As of August 31, 2005, the Company had accumulated tax losses amounting to HK$1,011,475,000 (2004: HK$735,059,000) may be carried forward and applied to reduce future taxable income which is carried in or derived from Hong Kong, Canada and the United States. The tax effect on the accumulated tax losses amounted to HK$177,827,000 (2004: HK$129,222,000).

Deferred income tax assets are recognized for tax loss carry forwards to the extent that the related tax benefit through the utilization of tax losses against the future taxable profits is probable. The Company has unrecognized tax losses of HK$165,861,000 at August 31, 2005 (2004: HK$40,573,000) to carry forward against future taxable income, these tax losses will expire in the following periods:

	August 31,
	2004	2005
	HK$’000	HK$’000
After 5 years	133	934
From 2 to 5 years	2,597	2,862
No expiry date	37,843	162,065

	40,573	165,861

The movement in deferred tax assets and liabilities (prior to offsetting of balances within the same taxation jurisdiction) during the year is as follows:

	Accelerated depreciation allowances		Others		Total
Deferred tax liabilities	2004	2005	2004	2005	2004	2005
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
At September 1	110,925	140,202	—	49	110,925	140,251
Charged to statements of operations	29,590	18,267	49	35	29,639	18,302
Exchange differences	(313)	8	—	1	(313)	9

At August 31	140,202	158,477	49	85	140,251	158,562

	Tax Losses
Deferred tax assets	2004	2005
	HK$’000	HK$’000
At September 1	(90,651)	(121,589)
Credited to statements of operations	(30,950)	(26,426)
Exchange differences	12	(8)

Balance at August 31	(121,589)	(148,023)

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet:

	August 31,
	2004	2005
	HK$’000	HK$’000
Deferred tax assets	(229)	—
Deferred tax liabilities	18,891	10,539

	18,662	10,539

13 Deferred expenditure

	August 31,
	2004	2005
	HK$’000	HK$’000
Balance at September 1	—	21,563
Additions during the year	23,391	12,495
Less: Amortization charge for the year (Note 5)	(1,828)	(12,927)

Balance at August 31	21,563	21,131

Deferred expenditure represents costs incurred in acquiring subscribers of the fixed line phone services, which is treated as customer acquisition costs and are amortized over the expected subscription period of the services.

14 Long-term debt and other liabilities

The Company’s long-term debt and other liabilities were repayable as follows:

	August 31,
	2004	2005
	HK$’000	HK$’000
Long-term bank loan-secured
Within one year	13,333	—
In the second year	20,000	—
In the third to fifth year	60,000	—
After the fifth year	6,667	—

	100,000	—
Less: Current portion of long-term bank loan – secured	(13,333)	—

	86,667	—

8.75% senior notes due 2015
After the fifth year	—	945,348

Obligation under finance lease
Within one year	—	1,194
In the second year	—	1,218
In the third year	—	723

	—	3,135
Less: Current portion of obligation under finance lease	—	(1,194)

	—	1,941

	86,667	947,289

(a) On January 3, 2005, the Company has repaid approximately HK$3.3 million of the outstanding long-term bank loan. On January 20, 2005, the Company completed a US$125 million notes offering of 8.75% senior notes due 2015 with net proceeds of approximately US$121 million after deduction of expenses and commissions (note (b)). The Company used the net proceeds, in part, to repay in full the then outstanding loan facility in the amount of HK$196.7 million on January 24, 2005.

In connection with the above draw-down of the loan facility, the Company entered into an interest rate swap agreement with a bank, under which, the Company makes a monthly interest payment at a fixed rate of 2.675% per annum on a notional amount of HK$100 million (which is reduced by the principal repayment schedule during the loan period), as at the effective date of the interest rate swap agreement, and receives monthly interest payments calculated at Hong Kong Interbank borrowing rate (HIBOR) during the period from March 2004 to December 2009. The interest rate swap agreement remains outstanding as at August 31, 2005.

(b) On January 20, 2005, the Company issued unsecured 10-year senior fixed rates notes (the “10-year senior notes”) with a principle amount of US$125 million at an issue price equal to 100 per cent of the principal amount. The 10-year senior notes mature on February 1, 2015 and bear interest at the fixed rate of 8.75% per annum and such interest is payable semi-annually on February 1 and August 1 of each year, commencing August 1, 2005.

The 10-year senior notes are unconditionally and irrevocably guaranteed on a joint and several basis by the Company’s subsidiaries (other than CTI Guangzhou Customer Services Co. Limited) as subsidiary guarantors.

The 10-year senior notes were issued as an underwritten transaction and the net proceeds were approximately US$121 million after deduction of expenses and commissions. The Company used the net proceeds, in part, to repay in full an existing loan facility in the outstanding amount of HK$196.7 million (note (a)), and intends to use the remaining net proceeds for capital expenditures, including expanding and upgrading the Company’s Metro Ethernet network in Hong Kong, and for additional working capital and general corporate purposes.

15 Commitments and contingencies

(a) Capital commitments

	August 31,
	2004	2005
	HK$’000	HK$’000
Purchases of telecommunications, computer and office equipment contracted but not provided for	213,310	178,793

(b) Commitments under operating leases

(i) As of August 31, 2005, the Company had future aggregate minimum lease income receivable under non-cancelable operating leases as follows:

	August 31,
	2004	2005
	HK$’000	HK$’000
Leases in respect of telecommunications facilities and computer equipment which are payable:
within one year	—	934
in the second year	—	583

	—	1,517

(ii) As of August 31, 2004 and 2005, the Company had future aggregate minimum lease payments under non-cancelable operating leases as follows:

	August 31,
	2004	2005
	HK$’000	HK$’000
Leases in respect of land and buildings which are payable:
within one year	10,419	17,759
in the second year	4,369	14,977
in the third year	2,688	7,348
in the forth year	446	298
in the fifth year	462	—

	18,384	40,382

Leases in respect of telecommunications facilities and computer equipment which are payable:
within one year	36,479	25,895
in the second year	5,697	4,727
in the third year	823	800
in the fourth year	800	800
in the fifth year	800	800
within sixth year to twelve years	7,800	7,111

	52,399	40,133

	70,783	80,515

(c) Program fee commitments

The Company entered into agreements with program content providers for granting the program rights to deliver certain program contents in the Company’s IP-TV services. Minimum amounts of program fees are committed to be paid by the Company which are analyzed as follows:

	August 31,
	2004	2005
	HK$’000	HK$’000
Program fee in respect of program rights which are payable:
within one year	15,542	13,055
in the second year	12,873	5,682
in the third year	5,996	577

	34,411	19,314

(d) Contingent liabilities

	August 31,
	2004	2005
	HK$’000	HK$’000
Bank guarantees provided to suppliers (Note 16(a)(i) and (ii))	6,295	6,200
Bank guarantee in lieu of payment of utility deposits (Note 16(a)(iii))	3,622	3,772

	9,917	9,972

(e) Pending litigation

(i) In July 1998, Cable & Wireless HKT, a Hong Kong company, commenced proceedings against the Company and served a statement of claim which alleged that the Company has breached the terms of a contract it had with Cable & Wireless HKT and committed an economic tort. The Company denied these allegations in a comprehensive defense which included a counterclaim lodged against the plaintiffs seeking damages for anti-competitive practices conducted by Cable & Wireless HKT in Hong Kong. Neither the claim amount made by Cable & Wireless HKT nor the counterclaim amount made by the Company has been quantified. The directors believe that the allegations against the Company are without merit and intend to defend the litigation vigorously. The case is currently in its discovery phase and no provision against the claims has been made in the consolidated financial statements as the directors do not consider the liability to be probable.

(ii) In January 1999, Jade Com Development Limited (“Jade Com”) commenced proceedings against the Company and two directors of the Company, alleging repudiation of an international carrier service agreement executed between Jade Com and Attitude Holdings Limited, a wholly-owned subsidiary of the Company. Jade Com claimed damages for breach of contract and misrepresentation and alleged that the Company has a remaining commitment of approximately US$3.6 million under the agreement. The Company filed a defense in May 1999 on the basis that Jade Com had breached a condition of the agreement whereby Jade Com did not obtain the necessary legal approvals and licenses necessary for the provision of their services. In February 2001, the parties consented to adjourn the case indefinitely with liberty to restore, accordingly, no provision has been made in the consolidated financial statements with respect to the litigation.

(f) Business risk

The Company relies on third parties to deliver a significant portion of its international telecommunications traffic and fixed telecommunications network services. Where the Company does not currently have its own infrastructure in place, it depends on contractual relationships with, and the network infrastructure of, other local network operators and overseas telecommunications carriers in providing international telecommunications and fixed telecommunications network services to its customers.

16 Pledge of assets

(a) As at August 31, 2005, the Company had pledged bank deposits of US$9,900,000 (equivalent to HK$76,923,000), RMB4,705,000 (equivalent to HK$4,524,000) and HK$9,000,000 as security of the following significant banking facilities:

(i) bank facility of US$9,000,000 (equivalent to HK$69,930,000) granted by the bank for issuance of bank guarantees to third party suppliers, letters of credit, short term loan, overdraft, foreign exchange and interest rate hedging arrangements (as of August 31, 2005, bank guarantee of HK$1,900,000 and letters of credit of HK$11,350,000 were issued against this bank facility);

(ii) bank guarantees of HK$4,300,000 issued by the bank to third party suppliers of the Company and one of its subsidiaries for payment of certain products and services procured by the Company from these third party suppliers;

(iii) bank guarantees of HK$3,772,000 issued by the bank to certain utility vendors of the Company in lieu of payment of utility deposits; and

(iv) outstanding forward foreign exchange contracts of RMB155,632,000.

As at August 31, 2004, the Company had pledged bank deposits of US$800,000 (equivalent to HK$6,240,000) and HK$1,395,000, and a charge over an investment with market value of US$468,000 (equivalent to HK$3,650,000), as security for:

(i) bank guarantees of HK$6,295,000 issued by the banks to third party suppliers of the Company for payment of certain products and services procured by the Company from these third party suppliers; and

(ii) bank guarantees of HK$3,622,000 issued by the bank to certain utility vendors in lieu of payment of utility deposits.

During the year ended August 31, 2005, the charge over an investment with market value of US$468,000 (equivalent to HK$3,650,000) has been released.

(b) On October 9, 2002, the Company entered into a HK$200,000,000 long-term loan facility (the “2002 facility”) with The Hongkong and Shanghai Banking Corporation Limited (“HSBC”) to provide funding for further development of the fixed telecommunications network of a wholly-owned subsidiary of the Company. According to the agreement, all amounts under the 2002 facility should be drawn by December 31, 2004. The principal balance drawn down is to be repaid in 60 equal monthly instalments beginning in January 2005. As at August 31, 2004, the amount drawn down and outstanding was HK$100,000,000. The Company drew down a further HK$40,000,000 in September 2004 and the remaining HK$60,000,000 in December 2004.

On July 27, 2004, the Company entered into an additional HK$200,000,000 long-term loan facility (the “2004 facility”) with HSBC to provide funding for the same purpose. All amounts under the facility were required to be drawn by December 31, 2006. The principal balance drawn down is to be repaid in 60 equal monthly instalments beginning in January 2007. The Company has not drawn any amount under the facility during the year ended August 31, 2005.

On January 3, 2005, approximately HK$3.3 million of the 2002 facility was repaid. On January 20, 2005, the Group completed a US$125 million notes offering of 8.75% senior notes due 2015, with net proceeds of approximately US$121 million after deduction of expenses and commissions. The Group used the net proceeds, in part, to repay in full the outstanding bank loan in the amount of HK$196.7 million on January 24, 2005.

Both the 2002 and 2004 facilities were cancelled upon the request of the Company in January 2005 and the fixed and floating charge over all assets of the Company for these facilities has been released accordingly.

(c) As at August 31, 2004, the short-term bank loan was secured by a bank deposit of HK$19,170,000. The short-term bank loan was subsequently fully repaid on March 24, 2005, and the related pledged bank deposit was released accordingly.

17 Other investments

	August 31,
	2004	2005
	HK$’000	HK$’000
Debt securities, at fair value
Unlisted outside Hong Kong Secured (Note 16(a))	3,650	—
Unsecured	21,954	25,901

	25,604	25,901

The Company maintains an investment portfolio of HK$25,901,000 and HK$25,604,000 classified as debt securities as of August 31, 2005 and 2004, respectively. These investments represent primarily money market funds subject to price volatility.

Net realized investment gains and net changes in unrealized gains (losses) on investments for the years ended August 31, 2005, 2004 and 2003 are summarized as follows:

	August 31,
	2003	2004	2005
	HK$’000	HK$’000	HK$’000
Net realized investment gains	—	—	—
Net changes in unrealized gains (losses) on investment	—	(1,696)	300
Exchange		30	(3)
Net realized investment gains and changes in unrealized gains (losses) on investment	—	(1,696)	300

Following is a summary of the disposition and purchases of investment securities for the year ended August 31, 2005, 2004 and 2003:

	Amount	Gross realized		Net realized gain
		Gains	Losses
	HK$’000	HK$’000	HK$’000	HK$’000
Sales:
2005 - debt securities	—	—	—	—
2004 - debt securities	—	—	—	—
2003 - debt securities	—	—	—	—
Purchases:
2005 - debt securities	—	—	—	—
2004 - debt securities	3,900	—	—	—
2003 - debt securities	23,370	—	—	—

18 Long term bank deposit

The balance is a ten-year US$2,000,000 (2004: US$2,000,000) (equivalent to HK$15,540,000) deposit placed with a bank in which the Company receives a floating rate deposit interest. The deposit has a 10-year term maturing on August 22, 2013. An interest rate of 10% per annum has been guaranteed for the first year from the inception date on August 22, 2003. The deposit will be terminated once the cumulative interest reaches the predetermined accrued interest cap at 13% of the principal amount or an aggregate sum of US$260,000 (equivalent to HK$2,020,000).

19 Share capital

	Authorized Ordinary shares of HK$0.10 each
	No. of shares	HK$’000
At August 31, 2004 and August 31, 2005	2,000,000,000	200,000

	Issued and fully paid (Ordinary shares of HK$0.10 each)
	August 31, 2004		August 31, 2005
	No. of shares	HK$’000	No. of shares	HK$’000
At the beginning of the year	604,959,787	60,496	610,573,361	61,057
Exercise of share options (note (a))	640,000	64	52,000	5
Exercise of warrants (note (b))	4,973,574	497	3,500,043	350

At the end of the year	610,573,361	61,057	614,125,404	61,412

(a) During the year ended August 31, 2005, 52,000 ordinary shares (2004: 600,000 ordinary shares and 40,000 ordinary shares) were issued at a price of HK$0.58 per ordinary share (2004: HK$0.26 per ordinary share and HK$0.58 per ordinary share, respectively), to share option holders who had exercised their subscription rights. These issued shares rank pari passu with the then existing ordinary shares in issue.

(b) The Company effected a warrant issue at a price of HK$0.11 per warrant to certain qualifying shareholders (shareholders domiciled in Hong Kong) for cash during the year ended August 31, 2002. One warrant was offered for every five existing ordinary shares held on the date of record. The warrants entitled the holders to subscribe for ordinary shares of the Company (on a one to one basis) at an exercised price of HK$0.40 per share (subject to adjustment) at any time on or before November 1, 2004. If the warrants are fully exercised, the Company will receive cash, totalling HK$39,325,920, and issue 98,314,800 additional ordinary shares. During the year, 3,500,043 (2004: 4,973,574) warrants were exercised for an equivalent number of ordinary shares at a price of HK$0.40 per share. The shares so issued rank pari passu with the then existing ordinary shares in issue. The remaining outstanding warrants of 135,396 expired on November 1, 2004. There was 3,635,439 warrants outstanding as at August 31, 2004.

(c) Details of the share option scheme of the Company, the share options granted by the Company during the relevant years and the options outstanding at August 31, 2004 and 2005 are set out in Note 25.

20 Cash and cash equivalents

	August 31,
	2004	2005
	HK$’000	HK$’000
Cash and bank balances	107,517	100,903
Bank deposits	140,000	438,688
Short-term bank loan — secured	(19,170)	—

	228,347	539,591

21 Dividends

	Year ended August 31,
	2003	2004	2005
	HK$’000	HK$’000	HK$’000
Interim, declared and paid, of HK$Nil (2004: HK$0.015, 2003: HK$0.05) per ordinary share	30,234	9,158	—
Final, dividend paid, of HK$Nil (2004: HK$Nil, 2003: HK$0.075) per ordinary share	—	45,789	—

	30,234	54,947	—

22 Banking facilities

The Company’s banking facilities as of each balance sheet date, denominated in Hong Kong dollars and Japanese Yen, can be analysed as follows:

	Amount available		Amount utilized
	August 31,		August 31,		Terms as of August 31, 2005
	2004	2005	2004	2005	Interest rate
	HK$’000	HK$’000	HK$’000	HK$’000
Bank overdrafts/ bank loans	432,000	78,930	119,170	13,250	HIBOR or Cost of Funds + 0.8% per annum

As of August 31, 2005, the Company did not utilize any banking facilities which are interest bearing.

The utilized banking facilities as of August 31, 2004 and 2005 were denominated in Hong Kong Dollar and Japanese Yen. The currency denomination of the utilized banking facilities for the borrowings was as follows:

	2004	2005
	HK$’000	HK$’000
Hong Kong Dollars — secured	100,000	—
Japanese Yen — secured	19,170	—
Hong Kong Dollars — unsecured	—	13,250

Total	119,170	13,250

The weighted average interest rate of short-term borrowings of the Company was 0.85% as of August 31, 2005.

The Company has entered into an interest rate swap arrangement for the HK$100,000,000 long-term loan with a bank. Under the arrangement, the Company will pay a fixed rate interest of 2.675% per annum on the notional amount of HK$100,000,000 on a monthly basis commencing from March 2004 to December 2009 and receiving a floating interest at HIBOR rate. The purpose of this arrangement is to hedge the interest payments on the loan drawn down as describe in Note 14 to a fixed rate of 4.175%.

23 Related party transactions

Significant related party transactions, which were carried out in the normal course of the Company’s business are as follows:

	Year ended August 31,
	2003	2004	2005
	HK$’000	HK$’000	HK$’000
Disposal of a subsidiary (Note 4)	1,950	—	—

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

The aggregate employer’s contributions, net of forfeited contributions, which have been dealt with in the consolidated statements of operations during the year are as follows:

	Year Ended August 31,
	2003	2004	2005
	HK$’000	HK$’000	HK$’000
Gross contributions	16,340	26,922	27,789
Less: forfeited contributions utilized to offset the Company’s contributions during the year	(497)	(635)	(352)

Net contributions charged to the consolidated statements of operations	15,843	26,287	27,437

At August 31, 2005, there is no forfeited contribution available to offset future contributions by the Company to the schemes (2004: HK$12,000; 2003: HK$Nil).

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

At an extraordinary general meeting held on December 23, 2002, a new share option scheme (the “2002 Share Option Scheme”) was approved by the shareholders of the Company and the 1997 Share Option Scheme was terminated on the same date. No further share option could be granted under the 1997 Share Option Scheme after the date of its termination, but all share options outstanding in respect of the 1997 Share Option Scheme as of August 31, 2005 shall continue to be exercisable in accordance with the terms of the 1997 Share Option Scheme.

Under the 2002 Share Option Scheme, directors may grant options to employees (including executive, non-executive and independent non-executive directors), suppliers and professional advisers (“the New Share Options”) to subscribe for Shares in the Company. The maximum number of options authorized under the 2002 Share Option Scheme may not, when aggregated with any shares subject to any other executive and employee share option scheme, exceed 10% of the Company’s issued share capital on the date of adoption. The exercise price of a New Share Option will be determined by the Company’s board of directors at a price not less than the highest of (a) the par value of a share; (b) the average closing price of the Company’s shares for five trading days preceding the grant date; and (c) the closing price of the Company’s shares on the date of grant. The 2002 Share Option Scheme is valid and effective for a ten year period up to December 22, 2012 subject to earlier termination by the Company in general meeting or the board of directors. The period during which a New Share Option may be exercised will be determined by the board of directors at its discretion, save that no option may be exercised after more than ten years from the date of grant. During the year ended August 31, 2005, options were granted under the 2002 Share Option Scheme to an eligible participant for the subscription of 30,670,000 shares of the Company at an exercise price of HK$1.54 each.

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

Details of Share Options granted pursuant to the 1997 Share Option Scheme and 2002 Share Option Scheme, and outstanding at August 31, 2002, 2003, 2004 and 2005, which will lapse not later than July 11, 2007 and December 22, 2012, respectively, are as follows:

Date of grant	September 3, 1998 (Note a)	September 10, 1999 (Note b)	October 20, 2000 (Note c)	June 3, 2004 (Note d)	October 21, 2004 (Note e)	January 5, 2005 (Note f)
Exercise price per Share (HK$)	0.26	2.10	0.58	1.47	1.54	1.54
Market price per Share (HK$) at date of Grant	0.26	2.10	0.58	1.43	1.49	1.48

Outstanding at August 31, 2001	3,010,000	60,000	22,386,000	—	—	—
Exercised	(2,120,000)	—	(940,000)	—	—	—
Cancelled	—	—	(16,000)	—	—	—
Lapsed upon resignation of employees	—	—	(20,000)	—	—	—

Outstanding at August 31, 2002	890,000	60,000	21,410,000	—	—	—
Exercised	(100,000)	—	(21,020,000)	—	—	—

Outstanding at August 31, 2003	790,000	60,000	390,000	—	—	—
Granted	—	—	—	6,000,000	—	—
Exercised	(600,000)	—	(40,000)	—	—	—

Outstanding at August 31, 2004	190,000	60,000	350,000	6,000,000	—	—
Granted	—	—	—	—	14,670,000	16,000,000
Exercised	—	—	(52,000)	—	—	—

Outstanding at August 31, 2005	190,000	60,000	298,000	6,000,000	14,670,000	16,000,000

(a)	On September 3, 1998, employees including executive directors were granted options to subscribe for 12,270,000 shares at a price of HK$0.26 per share. These share options are immediately exercisable.

(b)	On September 10, 1999, employees were granted options to subscribe for 674,000 shares at a price of HK$2.10 per share. These share options are immediately exercisable.

(c)	On October 20, 2000, employees including executive directors were granted options to subscribe for 22,408,000 shares at a price of HK$0.58 per share. These share options are immediately exercisable.

(d)	On June 3, 2004, an employee was granted options to subscribe for 6,000,000 shares at a price of HK$1.47 per share. The vesting period for those shares is May 1, 2005 to May 1, 2006.

(e)	On October 21, 2004, employees including executive directors were granted options to subscribe for 14,670,000 shares at a price of HK$1.54 per share. The vesting period for those shares is October 21, 2004 to December 31, 2005.

(f)	On January 5, 2005 executive directors were granted options to subscribe for 16,000,000 shares at a price of HK$1.54 per share. The vesting period for those shares is January 5, 2005 to December 31, 2006.

(g)	The Share Options outstanding in respect of the 1997 Share Option Scheme and 2002 Share Options Scheme as of August 31, 2002, 2003 2004 and 2005 is summarized as follows:

	Number of Share Options Outstanding	Average exercise price per Share	Weighted average market price at the date of grant
	(Thousands)	HK$’000	HK$’000
Balance at August 31, 2001	25,456	0.55	0.55
Exercised during the year	(3,060)	0.36	0.36
Cancelled during the year	(16)	0.58	0.58
Lapsed upon resignation of employees during the year	(20)	0.58	0.58

Balance at August 31, 2002	22,360	0.57	0.57
Exercised during the year	(21,120)	0.58	0.58

Balance at August 31, 2003	1,240	0.45	0.45
Granted during the year	6,000	1.47	1.43
Exercised during the year	(640)	0.28	0.28

Balance at August 31, 2004	6,600	1.39	1.36
Granted during the year	30,670	1.54	1.48
Exercised during the year	(52)	0.58	0.58

Balance at August 31, 2005	37,218	1.51	1.46

(h) The following table summarizes the information about share options outstanding at August 31, 2005:

Date of grant	Exercise price at August 31, 2005	Number outstanding at August 31, 2005	Remaining life	Exercisable shares at August 31, 2005
		(Thousands)	(Years)	(Thousands)
September 3, 1998	0.26	190	2.0	190
September 10, 1999	2.10	60	2.0	60
October 20, 2000	0.58	298	2.0	298
June 3, 2004	1.47	6,000	9.0	5,000
October 21, 2004	1.54	14,670	10.0	7,400
January 5, 2005	1.54	16,000	10.0	8,000

		37,218		20,948

The share options granted on 3 September 1998, 10 September 1999 and 20 October 2000 were made under a share option scheme approved by the shareholders of the Company on 12 July 1997 (the “1997 Share Option Scheme”) and are immediately exercisable.

The share options granted on 3 June 2004, 21 October 2004 and 5 January 2005 were made under the 2002 Share Option Scheme and they have a vesting period of approximately two years from the respective dates of grant.

During the year ended 31 August 2005, options were granted under the 2002 Share Option Scheme to eligible participants for the subscription of 30,670,000 shares of the Company at an exercise price of HK$1.54 each.

Each option entitles the holder to subscribe for one ordinary share of HK$0.10 each in the Company at a predetermined exercise price.

26 Turnover, revenues and segmental information

The Company’s reportable segments are strategic business units that offer different type of telecommunication services. Each of these business units are operated and managed under the direction of management.

Revenue recognized during the year is as follows:

	Year ended August 31,
	2003	2004	2005
	HK$’000	HK$’000	HK$’000
Turnover
International telecommunications services	875,802	627,978	532,595
Fixed telecommunications network services	423,107	541,902	629,464

	1,298,909	1,169,880	1,162,059
Other revenues
Interest income	3,163	3,753	13,578
Other income	4,373	2,668	6,037

	7,536	6,421	19,615
Total revenues	1,306,445	1,176,301	1,181,674

(a) Primary reporting format — business segments

The Company is organized on a worldwide basis into two business segments:

•	International telecommunications — provision of international long distance calls services.

•	Fixed telecommunications network — provision of dial up and broadband Internet access services, local voice-over-IP services and IP-TV services.

The Company’s inter-segment transactions mainly consist of provision of leased lines services. The Company believes that the terms were similar to those available from third parties.

Segment results are income / (loss) from operations excluding interest expense, interest income and gains and losses from the disposal of subsidiaries, but includes other income, net. All segment measures are based on accounting policies that are consistent with those used in the preparation of the consolidated financial statements.

	Year ended August 31, 2003
	International telecommunications services	Fixed telecommunications network services	Elimination	Company
	HK$’000	HK$’000	HK$’000	HK$’000
Turnover
External sales	875,802	423,107	—	1,298,909
Inter-segment sales	15,302	26,449	(41,751)	—

	891,104	449,556	(41,751)	1,298,909

Segment results	339,028	(63,295)		275,733

Loss on disposal of a subsidiary				(2,695)
Interest income	2,560	603	—	3,163
Interest expense				(601)

Income before taxation				275,600

Segment assets	674,066	874,468	—	1,548,534

Segment liabilities	157,524	150,492	—	308,016
Unallocated liabilities			—	61,343

Total liabilities				369,359

Capital expenditure	20,749	229,460	—	250,209
Depreciation	36,043	138,912	—	174,955
Goodwill amortization charge	—	1,065	—	1,065

	Year ended August 31, 2004
	International telecommunications services	Fixed telecommunications network services	Elimination	Company
	HK$’000	HK$’000	HK$’000	HK$’000
Turnover
External sales	627,978	541,902	—	1,169,880
Inter-segment sales	5,682	30,183	(35,865)	—

	633,660	572,085	(35,865)	1,169,880

Segment results	157,829	(109,814)		48,015

Interest income	3,634	119	—	3,753

Interest expense				(175)

Income before taxation				51,593

Segment assets	532,161	1,151,018	—	1,683,179
Unallocated assets				229

Total assets				1,683,408

Segment liabilities	128,304	340,172	—	468,476
Unallocated liabilities				39,234

Total liabilities				507,710

Capital expenditure	17,164	392,882	—	410,046
Depreciation	29,023	166,929	—	195,952
Goodwill amortization charge	—	1,065	—	1,065

	Year ended August 31, 2005
	International telecommunications services	Fixed telecommunications network services	Elimination	Company
	HK$’000	HK$’000	HK$’000	HK$’000
Turnover
External sales	532,595	629,464	—	1,162,059
Inter-segment sales	4,108	33,188	(37,296)	—

	536,703	662,652	(37,296)	1,162,059

Segment results	92,119	(214,491)		(122,372)

Interest income	13,240	338	—	13,578
Interest expense				(54,462)

Loss before taxation				(163,256)

Segment assets	942,304	1,404,589	—	2,346,893
Unallocated assets				535

Total assets				2,347,428

Segment liabilities	130,011	721,748	—	851,759
Unallocated liabilities				475,215

Total liabilities				1,326,974

Capital expenditure	11,582	407,544	—	419,126
Depreciation	24,928	211,721	—	236,649
Goodwill amortization charge	—	1,065	—	1,065

(b) Geographical segments

Although the Company’s two business segments are managed on a worldwide basis, they operate in two main geographical areas:

•	Hong Kong — international telecommunications and fixed telecommunications network services.

•	Canada — international telecommunications and fixed telecommunications network services.

In presenting information on the basis of geographical segments, turnover and segment results are based on the geographical location of customers. Total assets and capital expenditure are based on the geographical location of the assets.

There were no sales between the geographical segments.

	Turnover 2003	Segment results 2003	Total assets 2003	Capital expenditure 2003	Fixed assets, net 2003
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Hong Kong	1,263,160	275,126	1,539,212	250,093	940,403
Canada	27,959	3,501	9,322	116	5,549
Japan	7,790	269

	1,298,909	278,896	1,548,534	250,209	945,952

Loss on disposal of a subsidiary		(2,695)

Operating profit		276,201

	Turnover 2004	Segment results 2004	Total assets 2004	Capital expenditure 2004	Fixed assets, net 2004
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Hong Kong	1,145,102	53,375	1,675,546	409,866	1,154,036
Canada	24,778	(1,607)	7,633	180	4,839

	1,169,880	51,768	1,683,179	410,046	1,158,875

Unallocated assets			229

			1,683,408

	Turnover 2005	Segment results 2005	Total assets 2005	Capital expenditure 2005	Fixed assets, net 2005
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Hong Kong	1,138,821	(105,989)	2,337,793	418,981	1,332,172
Canada	23,238	(2,805)	9,100	145	4,371

	1,162,059	(108,794)	2,346,893	419,126	1,336,543

Unallocated assets			535

			2,347,428

(c) During the year ended August 31, 2003, the Company’s operation in Japan was discontinued following the disposal of its subsidiary operating in Japan (Note 4). The contribution to turnover and the operating results in respect of the discontinued Japanese segment are disclosed in (b) above and are included in the international telecommunications services reporting segment.

(d) Included in segment results are mobile interconnection charges for which the company has not received payment as of year end. Revenue recognised for the year ended 31 August 2003, 2004 and 2005 was HK$6,090,000, HK$38,676,000 and HK$24,703,000, respectively.

27 Financial instruments

(a) Fair value

The Company’s financial instruments primarily comprise cash and cash equivalents, short-term loans, bank overdrafts, loan from a minority shareholder/former minority shareholder and other investments and long term debt.

The fair values of the cash and cash equivalents, short-term loans and bank overdrafts as of August 31, 2004 and 2005 approximate their carrying values because of the short maturity of instruments.

The fair value of other investments as of August 31, 2004 and 2005 based on the market prices approximates the carrying value.

The fair value of the long term debt and long term bank deposit as of August 31, 2004 and 2005 approximate their carrying values.

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

Trade receivables — these mainly represent service fee receivables from the Company’s customers in Hong Kong and Canada.

Deposits, prepayments and other receivables — these are spread among numerous third parties.

28 Off balance sheet items

(a)	Barter transaction

During the year ended August 31, 2004, HKBN entered into two sets of agreements with a third party (the “Contract Party 1”). Pursuant to one agreement (“First Agreement”), the Contract Party 1 agreed to sell to HKBN a set of un-activated telecommunications facility (the “Facility”) at a cash consideration of approximately HK$42.4 million (the “Facility Considerations”). The full amount of the Facility Considerations was paid by HKBN during the year ended August 31, 2004. In conjunction with the First Agreement, HKBN also entered into an operations and maintenance agreement with the Contract Party 1 for the provision of ongoing operations and maintenance services for the Facility at a fee of approximately HK$1 million per annum, commencing September 1, 2007 onward.

Another agreement (“Second Agreement”) was entered into on the same date by both contract parties whereby HKBN undertakes to provide certain telecommunication services to the Contract Party 1 (the “Services”) with fees computed based on unit service charges specified in the Second Agreement. The Contract Party 1 is required to pay to HKBN a guarantee minimum service fee of approximately HK$42.4 million over a period of three years, commencing September 1, 2004. A prepayment of the service charges of HK$36.5 million (the “Prepaid Charges”) was paid by the Contract Party 1 to HKBN during the year ended August 31, 2004.

The Directors of the Company made an assessment of the fair values of the items under exchange and have drawn a conclusion that no fair values could be assigned to them. Accordingly, the Facility was not recognized as an asset and no revenue or deferred revenue was recognized in the consolidated financial statements of the Company as at and for the year ended August 31, 2004 and 2005. The difference between the amounts paid for the Facility Considerations and the Prepaid Charges received, amounting to approximately HK$5.9 million, was recorded as a long-term receivable balance in the balance sheet as at August 31, 2004 and 2005. The balance will be paid by the Contract Party 1 prior to the end of the service period on September 1, 2007.

During the year ended August 31, 2005, HKBN entered into two agreements with a third party (the “Contract Party 2”). Pursuant to the agreements,

(i) HKBN and the Contract Party 2 agreed to make available certain telecommunications services (the “Services Component”) to each other on a barter basis at no consideration for a period of ten years, commencing January 1, 2005.

(ii) HKBN agreed to provide network capacity to the Contract Party 2 for a service term of fifteen years from the respective activation of the relevant network capacity, and, in exchange, the Contract Party 2 agreed to provide HKBN the right to use telecommunications facilities for a term of fifteen years from the respective activation of the relevant facilities (the “Capacity Component”). The transaction was entered into on a barter basis with no consideration being exchanged.

The directors of the Company made an assessment and determined that since the Services Component (for (i) above) and Capacity Component (for (ii) above) involves exchange of services are of a similar nature and value, the exchange is not regarded as a transaction which generates revenue. Accordingly, both components were not recognized as an asset or an expense and no revenue or deferred revenue was recognized in the consolidated financial statements of the Company as at and for the year ended August 31, 2005.

(b)	Financial Instruments

The Company manages its exposure to financial risks using a variety of techniques and instruments.

(i) Interest rate swap

As at August 31, 2005, the Company had an outstanding interest rate swap contract with notional principle amount of HK$86,666,667 (2004: HK$100,000,000). Under this arrangement, the Company will pay a fixed rate interest of 2.675% per annum on the notional amount on a monthly basis, and receiving a floating interest rate at HIBOR rate.

The purpose of the arrangement was to hedge the interest payments on the long-term bank loan which bears a floating interest rate as described in note 14. The said loan was fully repaid by January 24, 2005 but the interest rate swap contract remains valid. The maturity date of the contract will be on December 1, 2009.

(ii) Forward foreign exchange contracts

As at August 31, 2005, the Company had outstanding forward foreign exchange contracts of RMB155,632,000 and US$13,421,000 (2004: Nil) that mature at various dates over the following one year. The purpose of the arrangement is to manage the Company’s exposure to foreign currencies fluctuations.

Under Hong Kong GAAP, there are specific accounting standards governing the accounting for non-speculative forward contract which is used as a hedge, however, under U.S. GAAP, it requires all financial instruments and derivatives be recognized on the balance sheet at fair value and the accounting for changes in fair value depends on whether the derivative instrument is designated and qualifies as a hedging relationship. For purposes of the reconciliation of the Company’s financial statements to U.S. GAAP, the interest rate swap and forward foreign exchange contracts have been accounted for at fair value on the balance sheet, the details of which are set out in Note 30(a)(v).

29 New effective standards/recent accounting pronouncements

(i) Hong Kong GAAP

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards (“HKAS”) (collectively, “new HKFRSs”) which are effective for accounting periods beginning on or after January 1, 2005. The Company has not early adopted these new HKFRSs in the financial statements for the year ended August 31, 2005. The Company has made a preliminary assessment of the impact of these new HKFRSs and has concluded that the adoption of HKFRS 2 “Share-based Payment”, HKFRS 3 “Business Combinations” and HKAS 39 “Financial Instruments: Recognition and Measurement” will have an impact on the Company’s financial statements as described below:

(i) HKFRS 2 “Share-based Payment”

With effect from September 1, 2005, HKFRS 2 requires that the Company recognizes the fair value of share options granted to employees as an expense in the consolidated statements of operations, or as an asset, if the cost qualifies for recognition as an asset under the Company’s accounting policies. A corresponding increase is recognized in a capital reserve within equity. HKFRS 2 requires that the fair value of the share options is measured at the date of grant. Where the employees are required to meet vesting conditions before they become entitled to the options, the fair value of the options granted should be recognized over the vesting period.

Under the transitional provisions of HKFRS 2, the Company can choose not to apply this treatment to share-based payments which were granted on or before November 7, 2002 or which were granted after November 7, 2002 but already vested before September 1, 2005.

Had this revised accounting standard been adopted for the year ended August 31, 2005, the other operating expenses and the capital reserve of the Company would increase due to the recognition of share-based compensation expense. Management has assessed and considered the impact of the adoption of this new policy on the Company’s profit/(loss) attributable to shareholders and net assets not significant.

(ii) HKFRS 3 “Business Combination”

With effect from September 1, 2005, HKFRS 3 requires goodwill to be recorded at cost less any accumulated impairment losses. Positive goodwill under HKFRS 3 is no longer amortized but requires annual test for impairment, including in the year of its initial recognition, as well as when there are indications of impairment. Impairment losses are recognized when the carrying amount of the cash generating unit to which the goodwill has been allocated exceeds its recoverable amounts.

In accordance with HKFRS 3, if the fair value of the net assets acquired in a business combination exceeds the consideration paid (i.e. an amount arises which would have been known as negative goodwill), the excess is recognized immediately in the consolidated statements of operations as it arises.

In accordance with the transitional arrangements under HKFRS 3, goodwill which had previously been taken directly to reserves (i.e. goodwill which arose before 1 January 2001) will not be recognized in the consolidated statements of operations on disposal or impairment of the acquired business, or under any other circumstances.

This new policy is to be applied prospectively from September 1, 2005 in accordance with the transitional arrangements under HKFRS 3. This will result in a change to the Company’s current accounting policies from September 1, 2005 onwards on the amortization of goodwill. The new policy in respect of negative goodwill would have no impact on the consolidated financial statements of the Company.

Had this revised accounting standard been adopted for the year ended August 31, 2005, the other operating expenses would decrease and the goodwill balance would increase because of the cessation of the amortization of the goodwill balance.

Management has assessed and considered the impact on of the adoption of this new policy on the Company’s consolidated profit/(loss) attributable to shareholders and consolidated net assets not significant.

(iii) HKAS 39 “Financial Instruments: Recognition and Measurement”

With effect from September 1, 2005, HKAS 39 requires the following:

All non-trading investments are classified as available-for-sale securities and carried at fair value. Changes in fair value are recognized in equity, unless there is objective evidence that an individual investment has been impaired. If there is objective evidence that an individual investment has been impaired, any amount held in fair value reserve in respect of the investment is transferred to the statements of operations for the period in which the impairment is identified. Any subsequent increase in the fair value of available-for-sale securities is recognized directly in equity.

Based on management’s evaluation, the adoption of this new policy would not be significant on the financial statements of the Company.

All derivative financial instruments entered into by the Company are stated at fair value. The accounting for changes in fair value depends on whether the derivative instrument qualifies as a hedge. Gains and losses on a derivative instrument designated and qualifying as a fair value hedge as well as the offsetting loss or gain on the hedged item attributable to the hedged risk shall be recognized currently in the statements of operations. The effective portion of the gain or loss on a derivative instrument designated and qualifying as a cash flow hedge shall be reported in equity and reclassified into earnings in the same period or periods during which the hedged forecasted transaction impact earnings. Any ineffective portion of the changes in fair value of the derivatives is recognized in the statements of operations.

Management expects that the adoption of this new policy would result in an increase or decrease in the net asset or the other revenues of the Company depending on the change in fair value of the financial instruments. Had this new policy been adopted in the year ended August 31, 2005, the other revenues and the net asset of the Company would increase due to the recognition of the gain in increase in fair value of the interest rate swap and foreign forward exchange contracts.

Convertible notes issued are split into their liability and equity components at initial recognition by recognizing the liability component at its fair value and attributing to the equity component the difference between the proceeds from the issue and the fair value of the liability component. The liability component is subsequently carried at amortized cost. The equity component is recognized in the capital reserve until the note is either converted (in which case it is transferred to share premium) or the note is redeemed (in which case it is released directly to retained profits). This new policy in respect of convertible notes would have no impact on the financial statements because the Company did not issue any convertible notes as defined under HKAS 32 “Financial instruments: Disclosure and Presentation”.

The Company is continuing its assessment of the impact of other new HKFRSs and other significant changes may be identified as a result.

(ii) U.S. GAAP

The United States Financial Accounting Standards Board (“FASB”) has issued certain pronouncements which are effective or will be effective with respect to the fiscal years presented in the consolidated financial statements: —

In December 2004, the FASB issued SFAS No. 123 (revised 2004) (“SFAS No. 123(R)”) “Share-Based Payment”. SFAS No. 123(R) replaces SFAS No. 123 “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25 “Accounting for Stock Issued to Employees” and its related implementation guidance. SFAS No. 123(R) requires the company to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognize in the financial statements. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. For public entities that do not file as small business issuers, SFAS No. 123(R) is effective for all awards granted after June 15, 2005, and to awards modified, repurchased, or cancelled after that date. For the Company, SFAS No. 123(R) is effective for the accounting period from September 1, 2005. The Company is currently assessing the impact of this statement on its consolidated financial statements and has not yet completed that assessment.

30 Summary of differences between Hong Kong GAAP and U.S. GAAP

The Company’s financial statements are prepared in accordance with generally accepted accounting principles applicable in Hong Kong (“HK GAAP”), which differ in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). Differences between HK GAAP and U.S. GAAP which have significant effects on the consolidated net (loss)/income, total shareholder’s equity and statement of cash flows of the Company are set out below.

(a) Net (loss)/income and total shareholders’ equity

			Year ended August 31,
	Note		2003	2004	2005
			HK$’000	HK$’000	HK$’000
Net (loss)/income As stated under Hong Kong GAAP			257,743	49,550	(156,531)
U.S. GAAP adjustments: —
Compensation benefit cost associated with share options	(i	)	2,731	270	389
Reversal of amortization of goodwill (acquired after June 30, 2001)	(ii	)	1,065	1,065	1,065
Fair value of interest rate swap Fair value of foreign forward exchange contracts	(v (v	) )	— —	680 —	1,890 4,039
Tax effects of U.S. GAAP adjustments			—	—	—

Net (loss)/income under U.S. GAAP			261,539	51,565	(149,148)

(Loss)/profit from continuing operations add/(less) taxation:
2005: HK$6,725,000, 2004: HK$(2,043,000) and 2003: HK$(17,857,000):			264,151	51,565	(149,148)
Profit from discontinued operations (less taxation 2005: Nil, 2004: Nil, 2003: Nil)	(iv	)	83	—	—
Loss arising from disposal of discontinued operations	(iv	)	(2,695)	—	—

Net (loss)/income under U.S. GAAP			261,539	51,565	(149,148)

Year ended August 31,
	Note		2003	2004	2005
			HK$	HK$	HK$
(Loss)/earnings per share under U.S. GAAP
Basic:
Continuing operations			47.8 cents	8.5 cents	(24.3) cents
Discontinued operations			(0.5) cents	—	—

Total	(iii	)	47.3 cents	8.5 cents	(24.3) cents

Diluted:
Continuing operations			42.9 cents	8.4 cents	(24.3) cents
Discontinued operations	(iv	)	(0.4) cents	—	—

Total	(iii	)	42.5 cents	8.4 cents	(24.3) cents

For the year ended August 31, 2005, the number of shares used in the calculation of diluted loss per share is equal to the number of shares for basic loss per share as the incremental effect of share options would be anti-dilutive in a loss-making year.

			August 31,
	Note		2003	2004	2005
			HK$’000	HK$’000	HK$’000
Total shareholders’ equity As stated under Hong Kong GAAP			1,179,175	1,175,698	1,020,454
U.S. GAAP adjustments:
Goodwill	(ii	)	5,092	5,092	5,092
Accumulated amortization of goodwill	(ii	)	(3,735)	(3,735)	(3,735)
Reversal of amortization of goodwill	(ii	)	2,130	3,195	4,260
Fair value of interest rate swap	(v	)	—	680	2,570
Fair value of forward foreign exchange contracts			—	—	4,039
Tax effects of U.S. GAAP adjustments			—	—	—

Total shareholders’ equity under U.S. GAAP			1,182,662	1,180,930	1,032,680

(i) Compensation cost for share options

Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations have been applied in the computation of the compensation cost for share options granted to the Company’s employees.

Under HK GAAP, no staff compensation cost for staff is required to be recognized in respect of the grant of share options. Proceeds from issue of shares upon the exercise of share options are credited to share capital and share premium accounts respectively at the time of exercise of the options and there is no effect on the results of the Company in connection with any share option schemes.

On September 19, 1997, the Company issued 1,500,000 options to certain executive directors of the Company at an exercise price fixed at HK$1.20. The difference of HK$0.30 per Share between the exercise price of HK$1.20 and the market value of the Shares on September 19, 1997 of HK$1.50 was being amortized to the statements of operations over the vesting period of the options of three years up to September 18, 2000. Pursuant to a board resolution passed on October 20, 2000, the options were cancelled and on the same date, 1,500,000 options were issued to the same executive directors at an exercise price fixed at HK$0.58 per Share. Due to this repricing arrangement, the 1,500,000 options have been accounted for as variable options since that date in accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation”, an interpretation of APB25. Compensation expense is recognized based on the difference between the exercise price of HK$0.58 and the Company’s share price at the date on which they are exercised or at each balance sheet date if they are still outstanding.

Pursuant to a board resolution passed on October 20, 2000, 20,908,000 out of 21,030,000 options granted to certain employees including three executive directors on June 2, 2000 at an exercise price of HK$1.50 were cancelled. On the same date, 20,908,000 new options were issued to the same employees including three executive directors at an exercise price fixed at HK$0.58. Because of this repricing arrangement, these options have been accounted for as variable options and compensation expense is recognized based on the difference between the exercise price of each balance sheet date if they are still outstanding and the Company’s Share price at the date on which they are exercised. Such compensation expense is being amortized to the statements of operations over the vesting period of the options. All options were fully vested as of August 31, 2003, 2004 and 2005. A charge was recorded in the years ended August 31, 2003, 2004 and 2005 in calculating the final cost amount associated with options that were exercised during the year.

During the year ended August 31, 2004, the Company issued 6,000,000 options to an employee at an exercise price fixed at HK$1.47 on June 3, 2004. The difference of HK$0.04 per Share between the exercise price of HK$1.47 and the market value of the Shares on June 3, 2004 of HK$1.43 was being amortized to the statements of operations over the vesting period from May 1, 2005 to May 1, 2006.

Although the Company accounts for share options using the intrinsic value method in APB 25, pro forma information regarding net income and earnings per share is required by SFAS No. 123 “Accounting for Stock-Based Compensation”, and has been determined as if the Company had accounted for its employee share options under the fair value method outlined in SFAS 123. The weighted average fair value of options granted during the years ended August 31, 2000 and 2001 were HK$3.84 and HK$0.51, respectively. No options were granted in fiscal 2002 and 2003 and therefore no assumptions were required as new calculations were not performed in fiscal 2002 and 2003. During the year ended August 31, 2004, 6,000,000 share options were granted and its fair value was HK$0.7. During the year ended August 31, 2005, 30,670,000 share options were granted and the weighted average fair value of the share options were HK$0.82. The fair value for these options was estimated at the date of grant using the Black-Scholes Option Valuation model with the following weighted-average assumptions for the relevant years:

	Year ended August 31,
Weighted average	2001	2004	2005
Risk-free interest rates	6.6%	3.78%	2.7%
Dividend yield	0%	1.02%	1.01%
Volatility factor of the expected market price of the Company’s shares	102.0%	59.04%	70.66%
Expected life of the options	5.4 years	5 years	5 years

For the purpose of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options’ vesting period. The Company’s pro forma information for the years ended August 31, 2003, 2004 and 2005 is set out as follows:

	Year ended August 31,
	2003	2004	2005
	HK$’000	HK$’000	HK$’000
Net (loss)/income
As reported	261,539	51,565	(149,148)
Less: total stock-based employee compensation expense determined under intrinsic value method for all awards	(2,731)	(270)	(389)
Less: total stock-based employee compensation expense determined under fair value method for all awards, net of tax	—	(1,904)	(20,547)

	258,808	49,391	(170,084)

Basic (loss)/earnings per share
As reported	HK47.3 cents	HK8.5 cents	HK(24.3) cents
Pro forma	HK46.8 cents	HK8.1 cents	HK(27.7) cents
Diluted (loss)/earnings per share As reported	HK42.5 cents	HK8.4 cents	HK(24.3) cents
Pro forma	HK42.1 cents	HK8.0 cents	HK(27.7) cents

(ii) Goodwill

Prior to September 1, 2001, under HK GAAP the Company charged goodwill on acquisition of a business, which represents the excess of the cost of investment over the fair value ascribed to the identifiable net underlying assets acquired, against available reserves. In accordance with the change in accounting standards of Hong Kong GAAP, goodwill on acquisitions occurring on or after September 1, 2001 is shown separately on the consolidated balance sheet and is amortized using the straight-line method over its estimated useful life (see Note 2(b) of the notes to the consolidated financial statements). Goodwill arising on major strategic acquisitions of the Company to expand its product or geographical market coverage is amortized over a period of not more than five years. The Company has taken advantage of the transitional provisions of Statement of Standard Accounting Practice No. 30 “Business Combinations” issued by the HKICPA and goodwill previously written off against reserves has not been restated. Where an indication of impairment exists, the carrying amount of goodwill, including goodwill previously written off against reserves, is assessed and written down immediately to its recoverable amount with the charge being recorded in the Company’s consolidated statements of operations.

Under U.S. GAAP, goodwill recognized on the acquisition of a business prior to June 30, 2001 was amortized to the consolidated statements of operations over its estimated useful life, but not to exceed 40 years. In June 2001, the FASB issued SFAS 142 “Goodwill and Other Intangible Assets” effective for fiscal years beginning after December 15, 2001. In connection with the adoption of this standard in fiscal 2003 under U.S. GAAP, the Company ceased amortizing goodwill recognized on business combinations initiated prior to June 30, 2001 and performed a transitional goodwill impairment assessment. Goodwill recognized on business combinations initiated after June 30, 2001, is not amortized under SFAS No. 142 and is required to be tested annually for impairment in accordance with the provisions of SFAS No. 142. The Company has performed the transitional goodwill impairment tests on the goodwill recorded prior to and after June 30, 2001 and no impairment loss was identified. The Company has also performed the impairment tests on the goodwill recorded prior to and after June 30, 2001 at the fiscal year end. No impairment loss was identified from the process for year ended August 31, 2005.

(iii) (Loss)/earnings per share

	Year ended August 31,
	2003	2004	2005
	HK$’000	HK$’000	HK$’000
Net (loss)/income under U.S. GAAP	261,539	51,565	(149,148)
Basic weighted average common shares issued and outstanding (in 000’s)	552,600	610,095	613,525
Incremental shares from assumed exercise of share options (in 000’s)	7,112	604	—
Incremental shares from assumed exercise of warrants (in 000’s)	55,390	3,666	—

Diluted weighted average common and potential shares issued and outstanding (in 000’s)	615,102	614,365	613,525

(Loss)/earnings per share under U.S. GAAP Basic	HK47.3 cents	HK8.5 cents	HK(24.3) cents

Diluted	HK42.5 cents	HK8.4 cents	HK(24.3) cents

Basic (loss)/earnings per share is calculated based on the weighted average number of ordinary shares issued and outstanding. Diluted (loss)/earnings per share includes the effect of diluted ordinary common share equivalents as if outstanding for each of the relevant years and the related income amounts. The number of incremental shares from assumed exercise of stock options and warrants have been determined using the treasury stock method.

At August 31, 2003, and 2004, 60,000 options to purchase shares of the Company, were outstanding but have not been included in the calculation of diluted earnings per share as the effect of exercise would have been anti-dilutive.

At August 31, 2005, the number of shares used in the calculation of diluted loss per share is equal to the basic weighted average common shares issued and outstanding as the incremental effect of outstanding share options would be anti-dilutive in a loss making year.

(iv) Discontinued operations

The discontinued operations of the Company for year ended August 31, 2003 included the operating profit of approximately HK$83,000 of the subsidiary operating in Japan. Under HK GAAP, presentation of continuing and discontinued operations is not required to be disclosed on the face of the consolidated statements of operations, while under U.S. GAAP, profit or loss from discontinued operations would be shown on a separate line in the consolidated statements of operations below income from continuing operations.

(v) Derivative Instruments

Derivative instruments, which include interest rate swap arrangement and forward foreign exchange contracts, are entered into for the purpose of managing interest rates fluctuations and foreign currency exposures. In connection with the drawdown of the long-term bank loan of HK$100 million in fiscal year 2004, the Company entered into an interest rate swap agreement to hedge the impact of fluctuations in interest rates. As disclosed in Note 14, the interest rate swap agreement remained outstanding after the full repayment of the long-term bank loan during fiscal year 2005. The Company also enters into a number of forward foreign exchange contracts to manage its foreign currency risk relating to the payment of services and goods for a subsidiary located in the PRC.

Under HK GAAP, where a non-speculative forward contract is used as a hedge of a net monetary asset or liability the gain or loss on the contract is credited or charged to the statements of operations and the discount or premium is either amortized over the period of the contract or credited or charged to the statements of operations. Where a non-speculative forward contract is used as a hedge of a firm commitment no gain or loss is recognized during the commitment period. At the end of that period any gain or loss will be added to, or deducted from, the amount of the relevant transaction. The discount or premium is either amortized over the period of the contract or deferred with the gain or loss. Where a forward contract is speculative the gain or loss is credited or charged to the statements of operations. As a result, the Company does not recognise the interest rate swap or forward foreign exchange contracts at fair value and does not account for the gains or losses relating to the fair value changes in these derivatives. Interest income or expenses arising from the interest rate swap contracts are netted of against the related interest income or expenses applicable to the on-balance sheet items.

Under U.S. GAAP, the Company accounted for its derivatives under SFAS No. 133 “Accounting for Derivative Instruments and Hedge Activities”, as amended by SFAS No. 138 “Accounting for Certain Derivative Instruments and Certain Hedging Activities”, which requires all derivative instruments be recognized on the balance sheet at fair value. The accounting for changes in fair value depends on whether the derivative instrument qualifies as a hedge. Gains or losses on a derivative instrument designated and qualifying as a fair value hedge as well as the offsetting loss or gain on the hedged item attributable to the hedged risk shall be recognized currently in statements of operations. The effective portion of the gain or loss on a derivative instrument designated and qualifying as a cash flow hedge shall be reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged forecasted transaction impacts earnings. The ineffective portion of gain or loss on the derivative instrument, if any, shall be recognized currently in earnings. For derivative that does not qualify as a hedge, the gain or loss reflecting changes in fair value is recognized in earnings.

As of August 31, 2005, the Company did not have any derivatives that qualify as hedges.

(b) Statements of (loss)/ income under U.S. GAAP

Under Hong Kong GAAP, depreciation charges of network assets are included in general and administrative expenses under other operating expenses.

Under U.S. GAAP, however, depreciation charges of networks assets which are directly related to the generation of revenue are included in network costs. As a result, under U.S. GAAP, the consolidated statements of operations, including the U.S. GAAP adjustments as set out in note 30(a), would be reported as follows:

	Year ended August 31,
	2003	2004	2005
	HK$’000	HK$’000	HK$’000
Revenue from provision of telecommunication and other services, net	1,291,119	1,169,880	1,162,059
Network costs	(469,238)	(499,519)	(550,029)

Operating expenses:
Salaries and related costs	(215,541)	(226,380)	(252,598)
Sales and marketing expenses	(182,471)	(228,169)	(267,423)
General and administrative expenses	(130,965)	(157,628)	(183,519)
Provision for doubtful accounts receivable	(17,685)	(11,502)	(35,445)

(Loss)/income from operations	275,219	46,682	(126,955)
Bank interest income	3,163	3,753	13,578
Interest expense	(415)	(175)	(54,462)
Other income, net	4,041	3,348	11,966

(Loss)/income before taxation	282,008	53,608	(155,873)
Income tax charges/(credit)	(17,857)	(2,043)	6,725

(Loss)/income after taxation	264,151	51,565	(149,148)
Minority interests	—	—	—

(Loss)/income from continuing operations	264,151	51,565	(149,148)
Net income from discontinued operation	83	—	—
Loss arising from disposal of a subsidiary	(2,695)	—	—

Net (loss)/income	261,539	51,565	(149,148)

(c) Comprehensive (loss)/income

The comprehensive (loss)/income of the Company, disclosed in accordance with SFAS No. 130 “Reporting Comprehensive Income”, is set out as follows:

	Year ended August 31,
	2003	2004	2005
	HK$’000	HK$’000	HK$’000
Net (loss)/income under U.S. GAAP	261,539	51,565	(149,148)
Foreign currency translation adjustments	(200)	(248)	(143)

Comprehensive (loss)/income	261,339	51,317	(149,291)

No deferred tax assets were recognized because the Company expects that the reported amount of the investment in subsidiaries can be recovered tax-free under HK tax laws.

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(d) Statement of changes in shareholders’ equity under U.S. GAAP

	Ordinary shares
	Number of shares outstanding	Amount outstanding	Share premium	Additional paid in capital	Warrant reserve	Translation reserve	Retained profits	Total shareholders’ equity
		HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Balance at August 31, 2002	500,863,202	50,086	572,656	31,205	9,089	(38)	244,412	907,410
Shares issued upon exercise of share options	21,120,000	2,112	10,106	—	—	—	—	12,218
Compensation cost for outstanding share options	—	—	—	(2,731)	—	—	—	(2,731)
Shares issued upon exercise of warrants	82,976,585	8,298	33,124	—	(8,231)	—	—	33,191
Exchange reserve realized upon disposal of a subsidiary	—	—	—	—	—	1,469	—	1,469
2003 Interim dividend declared and paid (Note 21)	—	—	—	—	—	—	(30,234)	(30,234)
Net income	—	—	—	—	—	—	261,539	261,539
Foreign currency translation adjustments	—	—	—	—	—	(200)	—	(200)
Comprehensive income	—	—	—	—	—	—	—	261,339

Balance at August 31, 2003	604,959,787	60,496	615,886	28,474	858	1,231	475,717	1,182,662
Shares issued upon exercise of share options	640,000	64	115	—	—	—	—	179
Compensation cost for outstanding share options	—	—	—	(270)	—	—	—	(270)
Shares issued upon exercise of warrants	4,973,574	497	1,985	—	(493)	—	—	1,989
2003 final dividend declared and paid (Note 21)	—	—	—	—	—	—	(45,789)	(45,789)
2004 interim dividend declared and paid (Note 21)	—	—	—	—	—	—	(9,158)	(9,158)
Net income	—	—	—	—	—	—	51,565	51,565
Foreign currency translation adjustments	—	—	—	—	—	(248)	—	(248)
Comprehensive income	—	—	—	—	—	—	—	51,317

Balance at August 31, 2004	610,573,361	61,057	617,986	28,204	365	983	472,335	1,180,930
Shares issued upon exercise of share options	52,000	5	25	—	—	—	—	30
Compensation cost for outstanding share options	—	—	—	(389)	—	—	—	(389)
Realization of outstanding warrant reserve upon warrant expiration	—	—	—	—	(18)	—	18	—
Shares issued upon exercise of warrants	3,500,043	350	1,397	—	(347)	—	—	1,400
Net loss	—	—	—	—	—	—	(149,148)	(149,148)
Foreign currency translation adjustments	—	—	—	—	—	(143)	—	(143)
Comprehensive loss						—		(149,291)

Balance at August 31, 2005	614,125,404	61,412	619,408	27,815	—	840	323,205	1,032,680

(e) Statement of cash flows

Under Hong Kong GAAP, in adopting SSAP 15 (revised), only three categories of activities are reported: operating activities; investing activities and financing activities, which is similar to U.S. GAAP. However, the difference is that cash flows from interest income would be included in investing activities under Hong Kong GAAP but it would be included in operating activities under U.S. GAAP. Further, under Hong Kong GAAP, cash and cash equivalents include bank loans and overdrafts repayable within three months from the date of the advance, such items would not be considered as cash and cash equivalents under U.S. GAAP and would be included in financing activities under U.S. GAAP. Moreover, cash paid for term deposits would be included in investing activities under U.S. GAAP.

Under U.S. GAAP, the following amounts would be reported:

	Year ended August 31,
	2003	2004	2005
	HK$’000	HK$’000	HK$’000
Net cash provided from operating activities	417,663	207,516	90,984
Net cash used in investing activities	(312,797)	(409,997)	(571,018)
Net cash provided from/(used in) financing activities	(11,280)	48,217	773,023

Increase/(decrease) in cash and cash equivalents	93,586	(154,264)	292,989
Cash and cash equivalents at the beginning of year	309,583	402,034	247,517
Effect of foreign exchange rate changes	(1,135)	(253)	(915)

Cash and cash equivalents at the end of year	402,034	247,517	539,591

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

With effect from September 1, 2004, in order to comply with SSAP 12 (revised) issued by the HKICPA, the Company adopted a new accounting policy for deferred tax as follow:

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements.

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

As a result of the adoption of SSAP 12 (revised), there are no longer any differences arising from the recognition of deferred tax under Hong Kong GAAP and U.S. GAAP, other than that all deferred tax assets recognized and reduced by a valuation allowance if it is more likely than not that the Company will not be able to utilize such benefits in the future.

As of August 31, 2005, the Company had accumulated tax losses amounting to HK$1,011,475,000 (2004: HK$735,059,000) may be carried forward and applied to reduce future taxable income which is carried in or derived from Hong Kong, Canada and the United States.

The tax losses of the Hong Kong subsidiaries can be carried forward indefinitely while the tax losses of subsidiaries in the Mainland China and overseas expire within periods ranging from 2 to 20 years. These tax losses will expire in the following periods:

	Year ended August 31,
	2004	2005
	HK$’000	HK$’000
After 5 years	264	1,132
From 2 to 5 years	2,597	2,862
No expiry date	732,198	1,007,481

	735,059	1,011,475

The tax effect on the accumulated tax losses amounted to HK$177,827,000 (2004: HK$129,222,000). Realization of deferred tax assets associated with tax loss carry forwards is dependent upon generating sufficient taxable income. As of August 31, 2005, a valuation allowance of HK$29,804,000 (2004: HK$7,633,000) had been provided for against the remaining deferred tax assets related to the tax losses carried forward since management believes it is more likely than not that insufficient taxable income will be generated in the foreseeable future to utilize the tax loss carry forwards.

Changes in the valuation allowance consist of:

	Year ended August 31,
	2003	2004	2005
	HK$’000	HK$’000	HK$’000
Balance at beginning of the year	62,739	15,171	7,633
Additions/(reduction) to income tax expenses	(47,568)	(7,538)	22,171

Balance at end of the year	15,171	7,633	29,804

(g) Other investments

Under Hong Kong GAAP, other investments of the Company are carried at fair value. At each balance sheet date, the net unrealized gains or losses arising from the changes in fair value of other investments are recognized in the consolidated statements of operations.

Under U.S. GAAP, the Company adopted SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”, as amended by SFAS No. 138 “Accounting for Certain Derivative Instruments and Certain Hedging Activities” for other investments during the year. SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that all derivatives be recorded on the balance sheet at fair value. Additionally, it requires that an embedded derivative instrument to be separated from the host contract and accounted for as a derivative instrument if all the following criteria are met: the economic characteristics of the embedded derivative are not clearly and closely related to the economic characteristics of the host contract; the hybrid instrument is not re-measured at fair value with changes in fair value reported in earnings and a separate derivative with the same terms as the embedded derivative would meet the definition of a derivative instrument under SFAS No. 133. If an embedded derivative instrument is separated from its host contract, the host contract shall be accounted for based on U.S. GAAP applicable of that type that do not contain embedded derivative instruments. However, if an embedded derivative instrument cannot be reliably identified and measured separately from the host contract, the entire contract shall be measured at fair value with gain or loss recognized in the statements of operations, but it may not be designated as hedging instrument.

As the embedded derivative of the other investments held by the Company as of August 31, 2005 cannot be reliably identified and measured separately from the host contract, the entire contract has been measured at fair value under U.S. GAAP. There is no reconciling difference between Hong Kong GAAP and U.S. GAAP in this respect. Unrealized loss has been recognized in the statements of operations for the year ended August 31, 2005.

Note 31. Adjusting Events After the Balance Sheet Date

Hong Kong Broadband Network Limited (“HKBN”), a wholly-owned subsidiary of the Company, as a Fixed Telecommunications Network Services (“FTNS”) licensee, provides interconnection services to enable delivery of telecommunications service to customers of different operators. Since the FTNS license was granted by the TA and interconnection services have been provided, the Company has been recognising interconnection services billed to mobile operators as revenue (“mobile interconnection charges”). For the years ended August 31, 2003, 2004 and 2005, the Company recorded mobile interconnection charges of HK$6,090,000, HK$38,676,000 and HK$24,703,000, respectively. As of August 31, 2004 and 2005, the Company had mobile interconnection charges receivable, net of provision for doubtful accounts, of HK$44,617,000 and HK$49,821,000, respectively. As of August 31, 2005, substantially all of the mobile operators had not made any payments to the Company since 2002 when the Company started to bill for the mobile interconnection services. In late November 2005, the Company entered a contractual agreement with a mobile operator to pay HKBN interim mobile interconnection charges at a rate based on PCCW-HKT’s published fully distributed cost model of HK$0.0436 per occupancy minute.

The charges were determined using the available rates under the existing calculation model (fully distributed cost model) for interconnection services between fixed and mobile operators, which are based on historical cost data of PCCW-HKT. In May 2004, TA confirmed to HKBN that mobile operators should pay interconnection charges to fixed network operators in accordance with the existing charging principles under the relevant TA statements. In August 2004, TA agreed to make a determination (the “Determination”) under section 36A of the Telecommunications Ordinance to cover the level of mobile and fixed interconnection charges payable by one of the mobile operators to HKBN; and the effective date of the determined interconnection charges. In addition, in December 2005, the Telecommunications Authority indicated that it would make a determination of the mobile interconnection charges by the end of April 2006.

The Determination is still in progress with no determination made. Therefore, the Company performed an assessment as at August 31, 2005 on the timing and the recoverability of these charges and determined that it was not able to provide a reasonable estimate on the timing of the completion of the determination process. Accordingly, at the time the Company finalized its Hong Kong statutory financial statements in November 2005, the Company concluded that it would discontinue the recognition of revenue for mobile interconnection charges billed to several mobile for the year ended August 31, 2005, and provide a full provision against existing mobile interconnection charges receivable as at August 31, 2005.

Subsequent to the issuance in November 2005 of the Company’s Hong Kong statutory financial statements for the year ended August 31, 2005, management re-assessed its previous conclusions regarding revenue recognition for mobile interconnection charges for the year ended August 31, 2005 and the amount it expected to collect for billings outstanding through that date. As a result of the re-assessment, management determined that revenue related to mobile interconnection charges for the year ended August 31, 2005 should be recognized, and that the allowance for doubtful accounts should also be adjusted to the estimated amount expected to be realized. Consequently, the Company recorded adjustments to increase revenue recognized from mobile interconnection charges from HK$ nil to HK$24,703,000 for the year ended August 31, 2005, reduced the allowance for doubtful accounts for mobile interconnection charges receivable carried over from August 31, 2004 from HK$44,617,000 to HK$19,499,000, and increased the mobile interconnection charges receivable from HK$ nil to HK$49,821,000. This had the impact of increasing trade accounts receivable, net, total current assets, total assets, retained profits and total shareholders’ equity each by HK$ 49,821,000 on the Company’s consolidated balance sheet at August 31, 2005 from amounts previously reported. These adjustments also had the following effects on the Company’s consolidated statement of operations for the year ended August 31, 2005 (amounts in thousands except per share data):

Statement of Operations Data	As previously reported	Adjustments	As revised
	HK$ 000	HK$ 000	HK$ 000
Revenue from provision of telecommunication and other services, net	1,137,356	24,703	1,162,059
Provision for doubtful accounts receivable	(60,563)	25,118	(35,445)
Loss from operations	(1,112,378)	49,821	(951,066)
Net loss after tax	(206,352)	49,821	(156,531)
Loss per share - Basic and Diluted	(33.6) cents	8.1 cents	(25.5) cents

32 Supplemental Guarantors Consolidated Financial Information

The senior notes mentioned above in Note 14(b) are irrevocably and unconditionally guaranteed, jointly and severally, on a senior unsecured basis by all of the subsidiaries of City Telecom (H.K.) Limited (collectively defined as “Guarantor Subsidiaries”), except CTI Guangzhou Customer Services Co. Ltd. in the PRC (“Non-guarantor Subsidiary”).

The condensed consolidated financial information is presented below and should be read in connection with the consolidated financial statements of City Telecom (H.K.) Limited prepared under HK GAAP. Separate financial statements of the Guarantor Subsidiaries are not presented because the Guarantor Subsidiaries are wholly-owned and will fully and unconditionally guarantee to the Notes on a joint and several basis. Reconciliations to U.S. GAAP are not presented because the majority of the reconciling items relate to City Telecom (H.K.) Limited and Guarantor Subsidiaries and such reconciling items are already disclosed and explained in Note 30.

The following condensed consolidated financial information presents the condensed consolidated balance sheets as of August 31, 2005 and 2004 and the related condensed consolidated statements of operations and statements of cash flows for the years ended August 31 2005, 2004 and 2003 of (a) City Telecom (H.K.) Limited, the parent; (b) the Guarantor Subsidiaries on a combined basis; (c) the Non-guarantor Subsidiary; (d) eliminating entries; and (e) the total consolidated amounts.

Condensed Consolidated Balance Sheet as of August 31, 2005

	City Telecom (H.K.) Limited	Guarantor Subsidiaries	Non-Guarantor Subsidiary	Eliminating Entries	Consolidated Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Current assets
Cash and bank balances	461,001	55,309	23,281		539,591
Term deposit	92,850	—	—		92,850
Pledged bank deposits	85,923	4,524	—		90,447
Trade receivables, net	15,253	114,757	—		130,010
Other receivables, deposits and prepayments	8,395	67,171	6,896	(3,704)	78,758
Inventories	1,581	385	—	(9)	1,957
Tax recoverable	—	535	—		535

Total current assets	665,003	242,681	30,177		934,148
Fixed assets, net	133,328	1,185,970	17,245		1,336,543
Investments in subsidiaries(1)	1,277,479	250,113	—	(1,527,592)	—
Long-term bank deposits	15,540	—	—		15,540
Other long-term assets	22,315	63,115	—	(24,233)	61,197

Total assets	2,113,665	1,741,879	47,422		2,347,428

Current liabilities
Amounts due to subsidiaries/fellow subsidiaries	10,830	1,146,698	23,662	(1,181,190)	—
Trade payables	58,728	32,034	—		90,762
Deposits received	8,770	6,740	—		15,510
Current portion of deferred service income	11,254	29,195	—	(3,705)	36,744
Other payables and accrued charges	22,343	185,678	14,992	195	223,208
Income tax payable	1,481	17	230		1,728
Current portion of obligation under finance leases	—	1,194	—		1,194

Total current liabilities	113,406	1,401,556	38,884		369,146
Long-term liabilities	980,645	2,404	84	(25,305)	957,828

Total liabilities	1,094,051	1,403,960	38,968		1,326,974
Commitments and contingencies
Shareholders’ equity
Ordinary shares, par value $0.1 per share
— 2,000,000,000 shares authorized at August 31, 2005
— 614,125,404 shares issued and outstanding at August 31, 2005	61,412	15,485	8,131	(23,616)	61,412
Share premium	619,408	470,836	—	(470,836)	619,408
Retained profits/(accumulated losses)	338,794	(148,502)	226	148,276	338,794
Other reserves	—	100	97	643	840
Total shareholders’ equity	1,019,614	337,919	8,454		1,020,454

Total liabilities and shareholders’ equity	2,113,665	1,741,879	47,422		2,347,428

(1)	The investment in subsidiaries amounts at City Telecom (H.K.) Limited level have included the share of net assets of its subsidiaries using the equity method of accounting.

Condensed Consolidated Balance Sheet as of August 31, 2004

	City Telecom (H.K.) Limited	Guarantor Subsidiaries	Non-Guarantor Subsidiary	Eliminating Entries	Consolidated Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Current assets
Cash and bank balances	199,643	41,691	6,183		247,517
Pledged bank deposits	20,565	6,240	—		26,805
Trade receivables, net	24,275	110,574	—		134,849
Other receivables, deposits and prepayments	13,060	59,865	1,967	(30,863)	44,029

Total current assets	257,543	218,370	8,150		453,200
Fixed assets, net	157,407	983,872	17,596		1,158,875
Investments in subsidiaries(1)	909,126	269,029	—	(1,178,155)	—
Long-term bank deposits	15,600	—	—		15,600
Other long-term assets	22,310	31,292	—	2,131	55,733

Total assets	1,361,986	1,502,563	25,746		1,683,408

Current liabilities
Amounts due to subsidiaries/fellow subsidiaries	10,000	683,771	9,591	(703,362)	—
Trade payables	72,577	49,882	—		122,459
Deposits received	11,093	6,890	—		17,983
Current portion of deferred service income	29,222	35,076	—	(29,010)	35,288
Other payables and accrued charges	24,113	157,173	8,890	(1,571)	188,605
Income tax payable/(recoverable)	1,271	(98)	—		1,173
Short-term bank loan—secured	19,170	—	—		19,170
Current portion of long-term bank loan—secured	—	13,333	—		13,333

Total current liabilities	167,446	946,027	18,481		398,011
Long-term liabilities
Long-term bank loan—secured	—	86,667	—		86,667
Other long-term liabilities	18,842	4,141	49		23,032

Total liabilities	186,288	1,036,835	18,530		507,710
Commitments and contingencies
Shareholders’ equity
Ordinary shares, par value $0.1 per share
— 2,000,000,000 shares authorized at August 31, 2004
— 610,573,361 shares issued and outstanding at August 31, 2004	61,057	15,486	8,131	(23,617)	61,057
Share premium	617,986	470,836	—	(470,836)	617,986
Retained profits/(accumulated losses)	495,307	(20,637)	(852)	21,489	495,307
Other reserves	1,348	43	(63)	20	1,348

Total shareholders’ equity	1,175,698	465,728	7,216		1,175,698

Total liabilities and shareholders’ equity	1,361,986	1,502,563	25,746		1,683,408

(1)	The investment in subsidiaries amounts at City Telecom (H.K.) Limited level have included the share of net assets of its subsidiaries using the equity method of accounting.

Condensed Consolidated Statements of operations for the year ended August 31, 2005

	City Telecom (H.K.) Limited	Guarantor Subsidiaries	Non-Guarantor Subsidiary	Eliminating Entries	Consolidated Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Revenue from provision of telecommunication and other services, net	227,045	1,104,389	122,054	(291,429)	1,162,059
Network costs	(111,836)	(271,203)	—	43,637	(339,402)
Operating expenses:
Salaries and related costs	(48,421)	(220,678)	(94,120)	110,232	(252,987)
Sales and marketing expenses	(25,506)	(416,168)	—	174,251	(267,423)
General and administrative expenses	(65,552)	(316,284)	(26,132)	12,757	(395,211)
Provision for doubtful accounts receivable	(1,814)	(33,631)			(35,445)

(Loss)/income from operations	(26,084)	(153,575)	1,802		(128,409)
Bank interest income	13,061	403	114		13,578
Interest expenses	(54,167)	(17,354)	—	17,059	(54,462)
Other income, net	25,617	43,515	99	(63,194)	6,037
Share of net losses from subsidiaries(2)	(123,475)	—		123,475	—

(Loss)/income before taxation	(165,048)	(127,011)	2,015		(163,256)
Income tax charges/(credit)	8,517	(854)	(938)		6,725

(Loss)/income after taxation	(156,531)	(127,865)	1,077		(156,531)
Minority interests	—	—	—		—

Net (loss)/income	(156,531)	(127,865)	1,077		(156,531)

(2)	The net (loss)/income amounts at City Telecom (H.K.) Limited level have included the share of net (losses)/ income of its subsidiaries using the equity method of accounting.

Condensed Consolidated Statements of operations for the year ended August 31, 2004

	City Telecom (H.K.) Limited	Guarantor Subsidiaries	Non-Guarantor Subsidiary	Eliminating Entries	Consolidated Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Revenue from provision of telecommunication and other services, net	260,675	1,081,591	113,953	(286,339)	1,169,880
Network costs	(90,520)	(282,282)	—	41,394	(331,408)
Operating expenses
Salaries and related costs	(49,367)	(191,751)	(86,544)	101,012	(226,650)
Sales and marketing expenses	(53,251)	(351,518)	—	176,600	(228,169)
General and administrative expenses	(71,124)	(240,874)	(23,342)	8,536	(326,804)
Provision for doubtful accounts receivable	(1,683)	(9,819)	—		(11,502)

(Loss)/income from operations	(5,270)	5,347	4,067		45,347
Bank interest income	3,580	135	38		3,753
Interest expenses	(175)	—	—		(175)
Other income, net	3,516	41,038	17	(41,903)	2,668
Share of income from subsidiaries(2)	49,309	—	—	(49,309)	—

Income before taxation	50,960	46,520	4,122		51,593
Income tax charges	(1,410)	(464)	(169)		(2,043)

Net income	49,550	46,056	3,953		49,550

(2)	The net income amounts at City Telecom (H.K.) Limited level have included the share of net income/(losses) of its subsidiaries using the equity method of accounting.

Condensed Consolidated Statements of operations for the year ended August 31, 2003

	City Telecom (H.K.) Limited	Guarantor Subsidiaries	Non-Guarantor Subsidiary	Eliminating Entries	Consolidated Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Revenue from provision of telecommunication and other services, net	351,866	1,090,195	37,921	(181,073)	1,298,909
Network costs	(69,307)	(295,553)	—	42,107	(322,753)
Operating expenses
Salaries and related costs	(78,009)	(148,726)	(29,104)	35,489	(220,350)
Sales and marketing expenses	(46,939)	(263,878)	—	128,346	(182,471)
General and administrative expenses	(102,259)	(202,566)	(11,159)	31,694	(284,290)
Provision for doubtful accounts receivable	(5,139)	(12,546)	—	—	(17,685)

Income/(loss) from operations	50,213	166,926	(2,342)		271,360
Bank interest income	2,480	670	13		3,163
Interest expenses	(414)	(324)	—	137	(601)
Loss on disposal of a subsidiary	—	(2,695)	—		(2,695)
Other income, net	2,657	58,976	(92)	(57,168)	4,373
Share of income from subsidiaries(2)	218,602	—	—	(218,602)	—

Income before taxation	273,538	223,553	(2,421)		275,600
Income tax charges	(15,795)	397	(2,459)		(17,857)

Net income/(loss)	257,743	223,950	(4,880)		257,743

(2)	The net income amounts at City Telecom (H.K.) Limited level have included the share of net income/(losses) of its subsidiaries using the equity method of accounting.

Condensed Consolidated Statement of Cash Flow for the Year Ended August 31, 2005

	City Telecom (HK) Limited	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminating Entries	Consolidated Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Net cash (used in)/provided by operating activities	(75,334)	42,676	23,094	(5,880)	(15,444)
Net cash used in investing activities	(536,911)	(404,293)	(5,786)	482,400	(464,590)
Net cash provided by financing activities	892,713	381,880	—	(482,400)	792,193

Net increase in cash and cash equivalents	280,468	20,263	17,308		312,159
Cash and cash equivalents at beginning of year	180,473	41,691	6,183		228,347
Effects of foreign exchange rates changes	60	(405)	(210)	(360)	(915)

Cash and cash equivalents at end of years	461,001	61,549	23,281		539,591

Condensed Consolidated Statement of Cash Flow for the Year Ended August 31, 2004

	City Telecom (HK) Limited	Guarantor Subsidiaries	Non-Guarantor Subsidiary	Eliminating Entries	Consolidated Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Net cash (used in)/provided by operating activities	(47,586)	237,247	13,476	626	203,763
Net cash used in investing activities	(71,625)	(374,577)	(9,622)	49,580	(406,244)
Net cash (used in)/provided by financing activities	(52,779)	150,000	—	(50,000)	47,221

Net (decrease)/increase in cash and cash equivalents	(171,990)	12,670	3,854		(155,260)
Cash and cash equivalents at beginning of year	352,512	29,317	2,031		383,860
Effects of foreign exchange rates changes	(49)	(296)	298	(206)	(253)

Cash and cash equivalents at end of year	180,473	41,691	6,183		228,347

Condensed Consolidated Statement of Cash Flow for the Year Ended August 31, 2003

	City Telecom (HK) Limited	Guarantor Subsidiaries	Non-guarantor Subsidiary	Eliminating Entries	Consolidated Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Net cash provided by operating activities	119,634	290,376	4,940	(450)	414,500
Net cash used in investing activities	(5,877)	(250,118)	(10,718)	(42,921)	(309,634)
Net cash (used in)/provided by financing activities	(10,274)	(50,564)	7,082	43,482	(10,274)

Net (decrease)/increase in cash and cash equivalents	103,483	(10,306)	1,304		94,592
Cash and cash equivalents at beginning of year	249,029	40,363	1,011		290,403
Effects of foreign exchange rates changes	—	(740)	(284)	(111)	(1,135)

Cash and cash equivalents at end of year	352,512	29,317	2,031		383,860

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Lai Ni Quiaque
Name: Lai Ni Quiaque
Title: Chief Financial Officer

Date: January 27, 2006