Form 20-F
period 2006-08-31
CITY TELECOM (H.K.) LTD
filed 2007-01-26
CIK 1097086

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2006

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

N/A

Indicate the number of outstanding shares of each of the issuer’s classes of capital common stock as of August 31, 2006: 614,175,404

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

Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer or large accelerated filer” in Rule 12b-2 of the Exchange Act (Circle one):

Large accelerated filer   ☐        Accelerated Filer  ☐        Non-accelerated filer  ☒

Indicate by check mark which financial statement item the registrant has selected to follow.

Item 17  ☐    Item 18  ☒

CURRENCY TRANSLATION

We publish our financial statements in Hong Kong dollars. In this annual report, references to “Hong Kong dollars” or “HK$” are to the currency of Hong Kong, and references to “U.S. dollars” or “US$” are to the currency of the United States. This annual report contains translations of Hong Kong dollar amounts into U.S. dollar amounts, solely for your convenience. Unless otherwise indicated, the translations have been made at US$1.00 = HK$7.7767, which was the noon buying rate in The City of New York for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York on August 31, 2006. On January 23, 2007 the noon buying rate was US$1.00=HK$7.7998. You should not construe these translations as representations that the Hong Kong dollar amounts actually represent such U.S. dollar amounts or could have been or could be converted into U.S. dollars at the rates indicated or at any other rates.

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

***********

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

City Telecom’s Historical Financial Information

The following table presents the selected consolidated financial information and operating information of City Telecom as of and for the years ended August 31, 2002, 2003, 2004, 2005 and 2006. The selected financial information should be read in conjunction with, and is qualified in its entirety by reference to, the financial statements included elsewhere in this annual report, the accompanying notes thereto and Item 5 “Operating and Financial Review and Prospects”.

	As of and for the year ended August 31,
	2002	2003	2004 (restated) (8)	2005 (restated) (8)(10)	2006(10)	2006(10)
	HK$	HK$	HK$	HK$	HK$	US$
	(Amounts in thousands except per share data)
Consolidated Statement of Income Data:
Hong Kong GAAP
Revenues:
Fixed telecommunications network services	241,219	423,107	541,902	629,464	716,600	92,147
International telecommunications	908,981	875,802	627,978	532,595	418,276	53,786

Total Operating Revenue	1,150,200	1,298,909	1,169,880	1,162,059	1,134,876	145,933

Network Costs:
Fixed telecommunications network services	(50,808)	(76,845)	(122,476)	(118,383)	(125,639)	(16,156)
International telecommunications	(407,155)	(245,908)	(208,932)	(221,019)	(174,954)	(22,497)

Total Network Costs	(457,963)	(322,753)	(331,408)	(339,402)	(300,593)	(38,653)
Other Operating Expenses	(602,644)	(704,796)	(793,212)	(958,031)	(919,795)	(118,276)
Income/(loss) from operations	89,593	271,360	45,260	(135,374)	(85,512)	(10,996)
Interest income/(expense), net	7,366	2,562	3,578	(40,884)	(68,259)	(8,777)
Other income, net	502	1,678	2,668	6,037	4,465	574
Income taxes (expense)/credit	(15,190)	(17,857)	(2,043)	6,725	7,244	932
Income/(loss) after taxation	82,271	257,743	49,463	(163,496)	(142,062)	(18,267)
Minority interest	8,234	—	—	—	—	—
Net income/(loss)	90,505	257,743	49,463	(163,496)	(142,062)	(18,267)
Net income/(loss) per share (cents)	18.3	46.6	8.1	(26.6)	(23.1)	(3.0)
Diluted net income/(loss) per share (cents)(1)	16.0	41.9	8.1	(26.6)	(23.1)	(3.0)
Dividends declared per share (cents)	—	5.0	9.0	—	—	—
Diluted weighted average number of shares(2)	565,889	615,102	614,365	613,525	614,134	614,134
Weighted average number of shares	495,181	552,600	610,095	613,525	614,134	614,134

	As of and for the year ended August 31,
	2002	2003	2004	2005	2006	2006
	HK$	HK$	HK$	HK$	HK$	US$
	(Amounts in thousands except per share data)
U.S. GAAP
Total operating revenue	1,141,814	1,291,119	1,169,880	1,162,059	1,134,876	145,933
Total operating expenses	(1,073,283)	(1,015,900)	(1,123,198)	(1,289,014)	(1,220,388)	(156,929)
Net income/(loss) from continuing operations	69,317	264,151	51,565	(149,148)	(142,062)	(18,267)
Net income/(loss) from continuing operations per share (cents)	14.0	47.8	8.5	(24.3)	(23.1)	(3.0)
Net income/(loss) from discontinued operations	(352)	83	—	—	—	—
Loss arising from disposal of discontinued operations	—	(2,695)	—	—	—	—
Net loss from discontinued operations per share (cents)	(0.1)	(0.5)	—	—	—	—
Diluted net income/(loss) from continuing operations per share (cents)(3)	12.3	42.9	8.4	(24.3)	(23.1)	(3.0)
Diluted net loss from discontinued operations per share (cents)(4)	(0.1)	(0.4)	—	—	—	—
Dividends declared per share (cents)	—	5.0	9.0	—	—	—
Weighted average number of shares	495,181	552,600	610,095	613,525	614,134	614,134
Diluted weighted average number of shares(2)	565,889	615,102	614,365	613,525	614,134	614,134

	As of and for the year ended August 31,
	2002	2003	2004	2005	2006 (10)	2006 (10)
	HK$	HK$	HK$	HK$	HK$	US$
	(Amounts in thousands)
Consolidated Balance Sheet Data:
Hong Kong GAAP
Total assets	1,327,285	1,548,534	1,683,408	2,347,428	2,124,215	273,151

Debt	—	(18,174)	(119,170)	(945,348)	(948,027)	(121,906)
Finance lease obligation	(2,949)	—	—	(3,135)	(2,373)	(305)
Other liabilities	(419,348)	(351,185)	(388,540)	(378,491)	(282,161)	(36,283)

Total liabilities	(422,297)	(369,359)	(507,710)	(1,326,974)	(1,232,561)	(158,494)

Net assets	904,988	1,179,175	1,175,698	1,020,454	891,654	114,657
Minority interest	—	—	—	—	—	—

Net assets employed	904,988	1,179,175	1,175,698	1,020,454	891,654	114,657

Share capital	50,086	60,496	61,057	61,412	61,417	7,898
Share premium	572,656	615,886	617,986	619,408	620,298	79,764
Reserves	282,246	502,793	496,655	339,634	209,939	26,995

Total shareholders’ equity	904,988	1,179,175	1,175,698	1,020,454	891,654	114,657

	As of and for the year ended August 31,
	2002	2003	2004	2005	2006	2006
	HK$	HK$	HK$	HK$	HK$	US$
	(Amounts in thousands)
U.S. GAAP
Total assets	1,329,707	1,552,021	1,688,640	2,385,556	2,154,305	277,020
Total liabilities	(422,297)	(369,359)	(507,710)	(1,352,876)	(1,257,034)	(161,641)
Total shareholders’ equity	907,410	1,182,662	1,180,930	1,032,680	897,271	115,379

	As of and for the year ended August 31,
	2002	2003	2004 (restated) (8)	2005 (restated) (8)(10)	2006 (10)	2006 (10)
	HK$	HK$	HK$	HK$	HK$	US$
	(Amounts in thousands)
Other Financial Data:
EBITDA(5)	227,684	449,058	244,945	108,377	195,417	25,129
Net cash provided by operating activities(9)	288,444	414,500	203,763	77,383	184,151	23,680
Net cash used in investing activities(9)	(475,212)	(309,634)	(406,244)	(557,440)	(492,742)	(63,361)
Net cash provided by (used in) financing activities	9,109	(10,274)	47,221	792,216	(86,432)	(11,114)
Capital expenditures(7)	579,066	250,209	410,046	419,126	322,935	41,526

As a measure of our operating performance or liquidity, we believe that the most directly comparable measure to EBITDA is net cash provided by operating activities. The following table reconciles our net cash provided by (used in) operating activities under Hong Kong GAAP to our definition of EBITDA on a consolidated basis for each of fiscal 2002, 2003, 2004, 2005 and 2006.

	As of and for the year ended August 31,
	2002	2003	2004	2005	2006	2006
			(restated) (8)	(restated) (8)
	HK$	HK$	HK$	HK$	HK$	US$
	(Amounts in thousands)
EBITDA	227,684	449,058	244,945	108,377	195,417	25,129
Depreciation and amortization	(129,355)	(176,020)	(197,017)	(237,714)	(276,464)	(35,551)
Interest income/(expense), net	7,366	2,562	3,578	(40,884)	(68,259)	(8,777)
Income taxes (expense)/credit	(15,190)	(17,857)	(2,043)	6,725	7,244	932

Net income/(loss)	90,505	257,743	49,463	(163,496)	(142,062)	(18,267)
Depreciation and amortization	129,355	176,020	197,017	237,714	276,464	35,550
Impairment loss on investment property	—	—	—	—	1,131	145
Amortization of deferred expenditure	—	—	1,828	12,927	13,973	1,797
Income taxes (expense)/credit	15,190	17,857	2,043	(6,725)	(7,244)	(932)
Interest income	(10,870)	(3,163)	(3,753)	(13,578)	(20,378)	(2,620)
Interest on 10-year senior notes	—	—	—	52,372	85,235	10,961
Amortization of debt issuance costs	—	—	—	1,693	1,429	184
Other borrowing costs	—	—	—	—	1,919	247
Minority interest	(8,234)	—	—	—	—	—
Loss/(gain) on disposal of fixed assets	2,414	427	(34)	(134)	9,621	1,237
Equity settled share-based transaction	—	—	87	6,965	6,823	877
Realized and unrealized loss on derivatives financial instruments	—	—	—	—	125	16
Unrealized losses/(gain) on other investments	—	—	1,696	(300)	(668)	(86)
Loss on disposal of a subsidiary	—	2,695	—	—	—	—
Taxation paid	(4,452)	(19,861)	(24,819)	(1,393)	(2,532)	(326)
Change in long term receivable	—	—	(6,206)	(6,893)	567	73
Change in working capital, net	74,536	(17,218)	(13,559)	(41,769)	(40,252)	(5,176)

Net cash flow provided by operating activities(9)	288,444	414,500	203,763	77,383	184,151	23,680

	As of and for the year ended August 31,
	2002	2003	2004	2005	2006
Operating Data:
Fixed Telecommunications Network Services Subscriptions:
Broadband Internet Access	130,000	172,000	197,000	229,000	220,000
Local VOIP	21,000	140,000	237,000	293,000	281,000
IP-TV	—	—	31,000	109,000	116,000

Total	151,000	312,000	465,000	631,000	617,000

Registered International Telecommunications Accounts(6)	1,147,689	1,589,188	1,916,235	2,054,036	2,201,963
IDD Outgoing Minutes (in thousands)	916,000	888,000	1,007,000	947,100	788,000

(1)	Diluted net income/(loss) per share is computed by dividing the net income/(loss) by the diluted weighted average number of ordinary shares during the year.
(2)	For fiscal 2002, 2003 and 2004, the diluted weighted average number of shares was the weighted average number of ordinary shares outstanding during the respective years, plus the weighted average number of additional ordinary shares which would have been outstanding assuming all the outstanding share options and share warrants have been exercised at the beginning of the respective years or on the date of issue, whichever is earlier. For fiscal 2005 and 2006, the diluted weighted average number of shares was equal to the weighted average number of ordinary shares outstanding during the respective years because the incremental effect of share options and share warrants was anti-dilutive in a loss-making year.
(3)	Diluted net income/(loss) from continuing operations per share is computed by dividing the net income/(loss) from continuing operations by the diluted weighted average number of ordinary shares during the year.
(4)	Diluted net loss from discontinued operations per share is computed by dividing the net loss from discontinued operations by the diluted weighted average number of ordinary shares during the year.

(5)	EBITDA for any period means, without duplication, net income/(loss) for such period, plus the following to the extent deducted in calculating such net income/(loss): interest expense, income taxes, depreciation and amortization expense (excluding any such non cash charge to the extent it represents an accrual of or reserve for cash charges in any future period or amortization of a prepaid cash expense that was paid in a prior period not included in the calculation), less interest income. EBITDA is not a measure of performance under Hong Kong GAAP or U.S. GAAP. We believe that EBITDA is an additional measure utilized by investors in determining a borrower’s ability to meet debt service requirements. However, EBITDA does not represent, and should not be used as a substitute for, net earnings or cash flows from operations as determined in accordance with Hong Kong GAAP or U.S. GAAP, and EBITDA is not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of EBITDA may differ from that of other companies.
(6)	Registered accounts refer to international telecommunications customers that have a valid account. Account holders may or may not be active users of our services.
(7)	Capital expenditures represent additions to fixed assets and include non-cash transactions.
(8)	The Hong Kong Institute of Certified Public Accountants, or HKICPA, has issued a number of new and revised Hong Kong Financial Reporting Standards, or HKFRSs, that became effective or have been available for early adoption for accounting periods beginning on or after January 1, 2005. Information on the changes in accounting policies resulting from initial application of these new and revised HKFRSs is provided in note 3 to our consolidated financial statements. Figures for fiscal 2004 and fiscal 2005 have been adjusted for these new and revised HKFRSs that were adopted on September 1, 2005 in accordance with the transitional provisions and as disclosed in note 3(a) to our consolidated financial statements. Earlier years have only been restated to the extent that the new accounting policies are adopted retrospectively as disclosed in note 3(a) to our consolidated financial statements.
(9)	As described more fully in note 3(e) to our consolidated financial statements, the amount reported for cash flows generated from operating and investing activities for the year ended August 31, 2005 have been revised. The impact of the revision was an increase in the amount reported for cash flows generated from operating activities of HK$92.9 million and a decrease in the amount reported for cash flows from investing activities of HK$92.9 million.
(10)	Due to additional evidence and information received with respect to the collectibility of the mobile interconnection charges prior to the filing of the Company’s annual report on Form 20-F for fiscal 2005 which required us to reassess the conditions on which the estimates on bad debt provision for mobile interconnection charges receivables were based, our Hong Kong statutory financial statements for the year ended 31, August 2005 differ from the amounts reported in the consolidated financial statements reported in 2005 Form 20-F. The effect of the reassessment was reflected in our consolidated financial statements as of and for the year ended August 31, 2005 included in our annual report on Form 20-F filed on January 30, 2006, whereas the effect of such reassessment was reflected in our Hong Kong statutory financial statements as of and for the year ended August 31, 2006.

Our reassessment had the following effects on our consolidated statement of operations for the years ended August 31, 2005 and 2006:

	As previously reported in 2005 Hong Kong statutory financial statements	As reported in 2005 Form 20-F	As previously reported in 2006 Hong Kong statutory financial statements	As reported in 2006 Form 20-F
	HK$	HK$	HK$	HK$
	(Amounts in thousands except per share data)
Revenue from provision of telecommunication and other services, net	1,137,356	1,162,059	1,159,579	1,134,876
Provision for doubtful accounts receivable	(60,563)	(35,445)	7,668	(17,450)
Net loss after tax	(206,352)	(156,531)	(92,241)	(142,062)
Loss per share - Basic and Diluted	(33.6) cents	(25.5) cents	(15.0) cents	(23.1) cents

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

The following table sets forth the average, high, low and period-end noon buying rate between the Hong Kong dollar and the U.S. dollar (in Hong Kong dollars per U.S. dollar) for the periods indicated:

	Average(1)	High	Low	Period-End
	HK$	HK$	HK$	HK$
2001	7.7996	7.8004	7.7970	7.7980
2002	7.7996	7.8095	7.7970	7.7988
2003	7.7864	7.8001	7.7085	7.7640
2004	7.7891	7.8010	7.7632	7.7723
2005	7.7775	7.7999	7.7514	7.7718
2006	7.7681	7.7928	7.7506	7.7767
August 2006	7.7762	7.7796	7.7723	7.7767
September 2006	7.7825	7.7913	7.7767	7.7913
October 2006	7.7849	7.7928	7.7746	7.7780
November 2006	7.7816	7.7875	7.7751	7.7779
December 2006	7.7733	7.7787	7.7665	7.7771
January 2007 (through January 23, 2007)	7.7968	7.8100	7.7797	7.7998

(1)	The average of the noon buying rates on the last business day of each month during the relevant annual period or the average noon buying rates for each business day during the relevant monthly period.

Source: Federal Reserve Bank of New York.

B. Capitalization and indebtedness

not applicable

C. Reasons for the offer and use of proceeds

not applicable

D. Risk Factors

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

Risks Relating to Our Business and Operations

We cannot assure you that we will be able to prevent total revenues and operating results from continuing to decline.

In fiscal 2006 , our total revenues decreased to HK$1,134.9 million from HK$1,162.1 million in fiscal 2005, and we experienced a net loss of HK$142.1 million versus net loss of HK$163.5 million in fiscal 2005. The loss in fiscal 2006 was due to a decline in contributions from our international telecommunications services and continued losses from our fixed telecommunications network business. We cannot assure you that we will be able to turn around this loss and business decline.

Our international telecommunications revenues declined by 21.5% primarily due to a decrease in the total number of minutes carried by 16.8%. With the drop in average tariff rates and reduced operating scale, we expect that the profit margins in our international telecommunications services will continue to be under pressure and lower revenue will be generated in future.

Our fixed telecommunications network services revenues increased by 13.8% in fiscal 2006 primarily due to an increase in our revenue per user, the effects of which was partially offset by a decrease in our subscription base of 2.2%. The decrease in our subscription base was due to assertive promotions by our competitors, especially the incumbent carrier. We, however, incurred operating losses of approximately HK$106.7 million in fiscal 2006 from such service operations. We expect our fixed telecommunications network service business will continue to incur operating losses as we expend substantial resources on developing and marketing broadband Internet access, local VOIP, IP-TV and corporate data services. We cannot assure you that we will achieve and sustain profitability in our fixed telecommunications network operations.

We have substantially less financial and human resources to apply to the development of our business than some of our main competitors.

The telecommunications and pay-TV markets in Hong Kong are highly competitive. Some of our main competitors for Internet access, local telephony, pay-TV and international telecommunications services have longer operating histories and others are subsidiaries of large business conglomerates. Consequently, our competitors may have resource advantages over us including as follows:

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

The Hong Kong government continues to liberalize access into the telecommunications industry in Hong Kong, including issuing new wireless and wire-line fixed telecommunications network services licenses, which we refer to as FTNS Licenses. We expect the Hong Kong government to continue to open the telecommunications market in the next several years. Some of these changes may impact our company. As of December 4, 2006, 247 public non-exclusive telecommunications service licenses, which we refer to as PNETS Licenses, for the provision of external telecommunications services had been issued in Hong Kong. Some of these licenses are held by subsidiaries of major foreign telecommunications providers which have competitive advantage due their global presence and size.

Increasing liberalization of the telecommunications market in Hong Kong may continue to attract new local and foreign entrants to the market, which may broaden the variety of telecommunications services supplied by existing service providers, thereby heightening the overall level of competition in our industry. Increased competition could result in price reductions, reduced gross margins or loss of market share, any of which could adversely affect our future growth and profitability.

The development of our Metro Ethernet network requires significant capital expenditures. These capital expenditures may vary materially from those currently planned and may impose a burden on our financing and operating activities.

Our business is capital intensive, and our capital expenditures may not have the positive effect on our business and revenues that we expect. We have made, and will continue to make, capital investments in the expansion and upgrade of our Metro Ethernet network and the development of our telecommunications services. We incurred total capital expenditures of approximately HK$322.9 million in fiscal 2006. For fiscal 2007, we expect to incur a total capital expenditures of approximately HK$125 million to HK$150 million, the large majority of which will be spent on the continued expansion and upgrade of our Metro Ethernet network.

While we intend to fund such expenditures by using our currently available cash as well as cash flow from operations and the net proceeds from our January 2005 offering of 8.75% senior notes due 2015, which we refer to in this annual report as the 8.75% notes or 10-year senior notes, we may not have adequate capital to fund our projected capital expenditures. Future, additional debt or equity financing may not be available, and debt financing, if available, may involve restrictions on our investing, financing and operating activities.

We may not realize the commercial benefits we expect from our investments, which may adversely impact our business.

We have made significant investments in our network infrastructure to provide the services we offer. The launch of new and commercially viable products and services is important to compete in our business. Commercial acceptance by consumers of the new services we offer may not occur at the rate or level expected, and we may not be able to successfully adapt the new services effectively and economically to meet consumers’ demand, which could limit the return from our investments. Specifically, we cannot assure you that services enabled by upgrading and expanding our Metro Ethernet network will be accepted by the public to the extent required to generate an acceptable rate of return. Furthermore, we cannot assure you that our estimate of the necessary capital expenditure to offer such services will not be exceeded. The failure of any of our services to achieve commercial acceptance could result in additional capital expenditures or a reduction in profitability to the extent that we are required under the applicable accounting standards to recognize a charge for the impairment of assets. Any such charge could materially and adversely affect our financial condition and the results of our operations.

As most of the services we provide through our Metro Ethernet network are still at an early stage of implementation, evaluation of our business and our prospects is difficult.

Due to the short operating history of most of our fixed telecommunications network services, especially our IP-TV services, our historical financial data may not provide a meaningful basis for you to evaluate us and our prospects. These services are still at an early stage of implementation, and the revenue, potential income and cash flows from these new businesses are unproven. Accordingly, evaluation of our businesses and our prospects is difficult, and we cannot give you any assurance that we will continue to succeed in these businesses.

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

The United States Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of the company’s internal controls over financial reporting. As a non-accelerated filer, we are required to file management’s first report on internal controls over financial reporting for the fiscal year ending August 31, 2008 and our first auditor’s attestation report on management’s assessment of internal controls over financial reporting for the fiscal year ending August 31, 2009.

We are in the process of instituting changes to our internal controls and management systems to comply with the requirements. Among others, we are designing procedures to document various controls and relevant testing procedures under requirements stipulated by the Public Company Accounting Oversight Board in the United States. We have assigned an internal audit manager to oversee this compliance process, who reports to both our audit committee and senior management on a periodic basis. In addition, we had hired external consultants to perform a high-level internal control gap analysis.

Notwithstanding our efforts, our management may conclude that our internal controls over our financial reporting are not effective. Moreover, even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

If we do not successfully design and implement changes to our internal controls and management systems, or if we fail to maintain the adequacy of these controls as such standards are modified or amended from time to time, we may not be able to comply with Section 404 of the Sarbanes Oxley Act of 2002. This could subject us to regulatory scrutiny and penalties that may result in a loss of public confidence in our management, which could, among other things, adversely affect our customer confidence, stock price, our ability to raise additional capital and operate our business as projected.

Our growth and expansion may impact our ability to manage our operations, increase our costs of operation and adversely affect the quality of our services.

We have pursued and continue to pursue a strategy of aggressive growth in our fixed telecommunications network services business. As part of this strategy, we continue to expand and invest in the Metro Ethernet network infrastructure we use to deliver broadband Internet access, local VOIP, IP-TV and corporate data services. The deployment of these projects has resulted and will result in significant demands on our systems and controls and may impact our administrative, operational and financial resources. Our ability to manage our future growth will depend upon our ability to:

•	simultaneously manage implementation of our infrastructure development and marketing plans;

•	effectively monitor our operations so as to contain costs and maintain effective quality controls; and

•	continue to offer competitive prices to customers for our services.

Our failure to achieve any of the above in an efficient manner and at a pace consistent with the growth of our fixed telecommunications network services business could have an adverse effect on the quality of our services and increase our costs of operation.

We depend on certain key personnel, and our business and growth prospects may be disrupted by the loss of their services.

Our future success is dependent upon the continued service of our key executives and employees. We rely extensively on the services of our executive officers, including Wong Wai Kay, Ricky, our Chairman, and Cheung Chi Kin, Paul, our Chief Financial Officer. While we have employment agreements with members of our senior management staff, we cannot assure you that we will be able to retain these executives and employees. If one or more of our key personnel were unable or unwilling to continue in their present positions, or if they joined a competitor or formed a competing company, we may not be able to replace them easily, our business may be significantly disrupted and our financial condition and results of operations may be materially and adversely affected. Furthermore, as our industry is characterized by high demand and increased competition for talent, we may need to offer higher compensation and other benefits in order to attract and retain key personnel in the future. We cannot assure you that we will be able to attract and retain the key personnel that we will need to achieve our business objectives.

Expansion of our Metro Ethernet network into certain buildings and residences may be limited by physical limitations or our ability to obtain access permits.

Expanding our Metro Ethernet network coverage requires us to install fiber-to-the-building, as well as install Category 5e copper wiring within residential and commercial buildings to reach the subscriber’s premises, which we refer to as in-building-wiring. One of our competitors has already installed in-building-wiring in virtually all buildings, and we along with other fixed telecommunications network service providers may encounter a bottleneck when installing our own in-building-wiring because many buildings have limited physical space for additional in-building wiring. In addition, owners of certain single-owner commercial buildings may grant rights of access to our competitors while barring us from installing our own in-building-wiring. Furthermore, certain developers may have affiliations with our competitors and may attempt to delay our wiring installations. These constraints may hinder the expansion of our Metro Ethernet network from current 1.3 million home pass coverage to our long term target of 1.8 million home passes. Failure to grow our network coverage will limit our growth opportunities and reduce our ability to benefit from economics of scale.

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

We intend to continue developing our broadband Internet access, local VOIP, IP-TV and corporate data services. Computer viruses, break-ins and other inappropriate or unauthorized uses of our Metro Ethernet network could affect the provision of our full suite of Internet Protocol, or IP, services. Computer viruses, break-ins or other problems could have the following effects on our fixed telecommunications network services business:

•	result in interruption, delays or cessation in services to our customers;

•	jeopardize the security of confidential information stored in the computer system of our customers; and

•	allow for illegal viewing or download of our content.

We may incur significant costs to protect us against the threat of security breaches or to alleviate problems caused by such breaches. In addition, alleviating these problems may cause interruptions, delays or cessation in service to our users, which could cause them to stop using our service or assert claims against us. While we continue to strengthen our network security, there is no assurances that computer viruses and other harmful attacks could not affect our business.

Risks Relating to Our Technological Infrastructure

We will be limited in our ability to continue to expand our internet access business unless we obtain additional network capacity.

Our internet access network has limited capacity. Our ability to continue to increase internet service depends on our ability to expand the network bandwidth on a timely basis, which in turn is subject to:

•	the expansion and development of our own international telecommunications facilities;

•	the availability of leased capacity from third party carriers at favorable rates; and

•	the possible termination or cancellation of our existing contracts.

If we fail to increase the capacity of our international bandwidth, our ability to increase our internet access business market share and revenues will be limited.

We are vulnerable to natural disasters, and other disruptive regional events, which could cause damage to our network and result in lost revenue and perhaps lost customers.

Our network is vulnerable to damage or cessation of operations from fire, earthquakes, severe storms, power loss, telecommunications failures, network software flaws, vandalism, transmission cable cuts and other catastrophic events. We may experience failures or shutdowns relating to individual points of presence or even catastrophic failure of our entire network. Hong Kong’s weather patterns often result in heavy rainfall during certain periods of the year. Any sustained failure of our network, our servers, or any link in the delivery chain, whether from operational disruption, natural disaster or otherwise, resulting in an interruption in our operations, could have a material adverse effect on our business, financial condition and results of operations.

The earthquake in Taiwan on December 26, 2006 interrupted international capacity access to the carriers in Hong Kong. By redirecting our tariff under our contingency plan, we were able to minimize the impact of such interruption to our business by restoring basic international services within two days of the disaster. We, however, cannot assure that our contingency plan will be sufficient to overcome natural disasters and other disruptive regional events in the future.

The loss of key suppliers or their failure to deliver equipment on a timely basis could negatively impact our business prospects.

We rely on our key suppliers Cisco Systems Inc., Nortel Networks Limited and other suppliers to provide equipment, underground cables and other necessary components in building our Metro Ethernet network infrastructure, and for our VOIP equipment. In order for new subscribers to access our IP-TV services, we must install an IP set-top-box in their homes. We must have an adequate supply of such installation equipment on hand to respond to new customer subscriptions in a timely manner. We purchase all of our IP set-top boxes and other equipment from our suppliers on a purchase order basis and have no long-term contracts. If our suppliers are unable to supply us with these products in a timely manner or the costs of these products increase due to unforeseen causes, this could negatively impact our operating results, especially if we are unable to acquire new subscribers or effectively appropriate our costs on to our customers. In addition, if Cisco Systems, Inc. or Nortel is unable or is delayed in providing us with the hardware required for building our fiber-based backbone infrastructure or VOIP equipment, this could negatively impact our operating results.

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

Telecommunications businesses are characterized by rapidly changing technology and industry standards, evolving subscriber needs and the introduction of new services. The continuously changing nature of these services, and their increasingly shorter life cycles require us to continually improve our performance, services and network in order to compete successfully with the services offered by our competitors. Further, new technology or trends in the telecommunications industry could have an adverse effect on the services we currently offer. For example, the replacement of traditional fixed line home telephones with mobile telephones and/or VOIP services may lead to a decline in our international telecommunications services revenues. Further, technology substitution from global VOIP providers, some of which offer free PC-to-PC based international calls, is also becoming more prevalent. Changing our services in response to market demand may require the adoption of new technologies that could render many of the technologies that we are currently implementing less competitive or obsolete. In addition, our new products and services may contain design flaws or other defects that could have a material adverse effect on our business, operating results or financial condition. To respond successfully to technological advances and emerging industry standards, we may require substantial capital expenditure and access to related or enabling technologies in order to integrate the new technology with our existing technology. We may not be successful in modifying our network infrastructure in a timely and cost-effective manner in response to these changes, which will affect our ability to continue to offer the products and services demanded by our customers.

Risks Relating to the Regulatory, Political and Economic Environment

Regulatory reforms and currently contemplated regulatory initiatives in the telecommunications industry may adversely affect us.

The Hong Kong telecommunications industry is undergoing continuous regulatory reform. Our business and results of operations may be adversely affected by changes in the telecommunications regulations, especially in the following areas:

•	In July 2004, a new provision of the Telecommunications Ordinance came into force. This provision specifically regulates merger and acquisition activities in the Hong Kong telecommunications industry by giving the Telecommunications Authority the power to review mergers and acquisitions concerning carrier licensees and to take appropriate actions when it determines that the transaction would, or is likely to, substantially lessen competition in a telecommunications market without any outweighing public benefits. The Telecommunications Authority also has the right to impose conditions upon or oppose or unwind mergers and acquisitions. This regulation may have an adverse effect on our ability to grow our business through mergers and acquisitions.

•	We offer local VOIP services through our Metro Ethernet network. Following the conclusion of a public consultation on the regulation of Internet Protocol Telephony Services, the Telecommunications Authority issued a statement on June 20, 2005, setting out its views and decisions on the regulatory and licensing framework for the provision of VOIP services including the creation of a licensing framework, conformance to the existing system of assigning telephone numbers, imposition of interconnection charges and establishing guidelines with respect to the quality of services. The proposed regulatory framework, if adopted, will subject us to further regulations that may affect our operations and increase our compliance costs.

•	We offer fixed telecommunications network services. The Telecommunications Authority is currently in the process of developing a new Fixed-Mobile Convergence, or FMC, licensing practice which may supersede the existing distinctions between fixed-line and mobile operator licensing. This regulatory change, together with the development of new technologies, may further accelerate the convergence of fixed and mobile telecommunications services, resulting in more structural competition between fixed-line and mobile telecommunications operators. As we do not have a wireless license, our ability to compete maybe hindered by our inability to offer such services independently.

•	We provide our IP-TV services over our Metro Ethernet network under HKBN’s FTNS License. The Hong Kong government has indicated that because our IP-TV services are carried over the Internet, we are exempt under the Broadcasting Ordinance from the requirement to obtain a domestic pay-television program service license. However, the government’s Communications and Technology Branch has informed us that the government is considering a review of the broadcasting regulatory regime and may introduce changes to the existing regulatory framework, including the existing exemption in the Broadcasting Ordinance. However, we cannot predict whether the government may require us to obtain a pay-television program service license in the future.

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

Our revenues may be adversely affected by increases in tariffs in China.

In China, the Ministry of Information Industry, or the MII, and the State Development Planning Commission jointly set tariffs for all domestic and international long distance services in China using public switched telephone networks, leased lines and data services. Certain tariffs payable by us to our carrier partners are based, among other things, on the tariffs set by these agencies with respect to the calls our subscribers make to persons in China. In fiscal 2006, approximately 75% of our international call traffic volume was to China. We cannot predict the timing, likelihood or magnitude of any tariff adjustments that may be imposed by the

MII and the State Development Planning Commission nor can we predict the extent or potential impact upon our business of any future tariff increases. Such increases may lead to a decrease in traffic, reduce our revenues and adversely affect our business and results of operations. In addition, if we are unable to effectively manage the increased network costs, it would have an adverse effect on our profit margins for international telecommunications services.

We have approximately 50% of our staff located in Guangzhou, China and changes in Chinese labor or business laws may significantly affect our operations and our ability to service our Hong Kong based customers.

Our call center in Guangzhou employs over 1,200 persons and is an important resource for us. We are therefore subject, to a significant degree, to the laws and regulations that govern foreign companies with operations in China. As The Chinese legal system develops, changes in such laws and regulations, their interpretation or their enforcement may lead to restrictions on our ability to hire and retain our employees in China which could impact our ability to provide service to our Hong Kong based customers.

Currency fluctuations of the Hong Kong dollar, our primary operating currency, may increase our operating costs and long term liability.

A major portion of our operating costs is interconnection charges paid to overseas carriers for the delivery of our international calls. Substantially all of these interconnection charges are denominated in U.S. dollars or other currencies other than Hong Kong dollars. In addition, the equipment and hardware we purchase for the expansion of our Metro Ethernet network constitutes a large portion of our capital expenditure and is also denominated in U.S. dollars. Finally, payment of interest, principal and any other amounts due under the 8.75% notes issued in January 2005 are made in U.S. dollars. However, our revenues are predominantly denominated in Hong Kong dollars. Since October 17, 1983, the Hong Kong dollar has been linked to the U.S. dollar at the rate of HK$7.80 per US$1.00. We cannot assure you the link will be maintained.

In addition, the expenses that we incur in relation to our call center located in Guangzhou, China are denominated exclusively in Renminbi, the official currency of the People’s Republic of China. These include the salaries that we pay to our personnel as well as various operating expenses that we incur to maintain our operations. As a result, we are exposed to a certain amount of foreign exchange risk based on fluctuations between the Hong Kong dollar and the Renminbi. The Renminbi is presently pegged to a basket of currencies, and there remains significant international pressure on the PRC government to further liberalize its currency policy. This could result in a further and more significant appreciation in the value of the Renminbi against the Hong Kong dollar, which would increase the cost of operating our call center.

Any depreciation of the Hong Kong dollar against the U.S. dollar, Renminbi or other currencies, would increase our operating costs, including our debt servicing costs, make our capital expenditure plans more expensive, and adversely affect our profitability.

Risks Relating to our Securities

We incurred a net cash outflow before financing activities in each of fiscal years 2005 and 2006.

Our ability to fund operating and capital expenditures and to service debt will depend significantly on our ability to generate cash from operations. In fiscal 2005 and 2006, we incurred net cash outflow before financing activities of HK$480.1 million and HK$308.6 million, respectively. We will need to turn around our operations in order to generate sufficient cash flows to meet our future debt service requirements. However, we cannot assure you that we will be able to do so.

Our ability to generate cash from operations is subject to general economic, financial, industry, legal and other factors and conditions, many of which are outside our control. In particular, our operations are subject to price and demand volatility in the telecommunications industry. If we cannot finance our operations and capital expenditure using cash generated from operations, we may be required to (among other things) incur additional debt, reduce capital expenditures, sell assets, or raise equity. We may not be successful in taking these actions. In particular, Standard & Poor’s and Moody’s Investors Services downgraded our credit rating during 2005, from ‘BB-’ to ‘B’ and from ‘Ba3’to B2’, respectively. These downgrades may limit our ability to obtain future financing or make such financing more costly. Further, our ability to take many of these steps may be subject to approval by future creditors in addition to holders of the 8.75% notes issued in January 2005.

The 8.75% notes that we issued in January 2005 contain covenants that limit our financial and operating flexibility.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

•	The legal and commercial name of the Company is City Telecom (H.K.) Ltd.

•	The Company was incorporated in Hong Kong.

•	The Company was incorporated on May 19, 1992 under the Companies Ordinance (Chapter 32 of the laws of Hong Kong) (the “Companies Ordinance”). Our registered office is located at Level 39, Tower 1, Metroplaza, No. 223 Hing Fong Road, Kwai Chung, New Territories, Hong Kong, telephone (852) 3145-6888. Our agent for U.S. federal securities laws purposes is CT Corporation System, 111 Eighth Avenue, New York, NY 10011.

•	Important events in the development of our business are as follows:

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

We believe that one of the cornerstones of our success has been our ability to quickly expand our service offerings when changes in regulation or technology have provided us with an opportunity to do so. Some of the key events in our history and development include:

•	In July 2006 HKBN was conferred “Call Center of the Year” & “Customer Service Center of the Year” awards at the Customer Relationship Excellence Awards 2005.

•	In March 2006, HKBN launched our “bb25” Internet access service with symmetric 25 Mbps access for the residential mass market. This supplemented our existing bb10, bb100 and bb1000 service offerings. In November 2005, we announced cooperation with China Telecom Hong Kong Limited to provide Pan-China Internet Protocol Virtual Private Network services to corporate customers.

•	In October 2005, HKBN became the first service provider in the world to achieve the Cisco Powered Network Metro Ethernet QoS Certified status.

•	In October 2005, HKBN launched our “2b” Broadband Phone Service, providing VOIP services to local and overseas users via a software-based broadband phone.

•	In September 2005, HKBN was conferred as the winner of the Global Entrepolis@Singapore Award 2005, which was presented by the Asian Wall Street Journal in association the Economic Development Board of Singapore. This award recognizes innovation in the application of technology to a strong business model with commercial potential to be an industry or market leader.

B. Business Overview

Principal Activities

We are a provider of residential and corporate fixed telecommunications network and international telecommunications services in Hong Kong. Using our self-owned Metro Ethernet network, we deliver fixed telecommunications network services to the residential mass and small-to-medium enterprise market segments, at competitive prices while simultaneously offering a larger bandwidth over comparable offerings by our competitors. Our integrated suite of services includes the following:

•	high-speed broadband Internet access services that provide our customers with symmetric upstream and downstream access speeds with options for 10 Mbps, 25 Mbps, 100 Mbps and 1,000 Mbps;

•	fixed line local telephony through our voice-over-Internet-Protocol technology;

•	pay television, where we deliver more than 79 channels including self-produced news, children’s programming, international drama and movies and local interest programming using our IP platform; and

•	corporate data services, which includes provision of dedicated bandwidth to corporate customers.

As of August 31, 2006, we had a total of approximately 617,000 fixed telecommunications network services subscriptions, consisting of 220,000 broadband Internet access, 281,000 local VOIP and 116,000 IP-TV services subscriptions.

In addition to providing fixed telecommunications network services, we also offer international telecommunications services in Hong Kong and Canada. We offer a variety of international telecommunications services and products including direct dial services, international calling cards and mobile call forwarding services. Our total international telecommunications services customer database comprises approximately 2.2 million registered accounts. Our international telecommunications business contributed 36.9% to our total revenues in fiscal 2006 as compared to 45.8% in fiscal 2005.

Revenues

A significant majority of our revenues are derived from business conducted in Hong Kong. A breakdown of revenues by category of activity is as follows:

	Year ended August 31,
Revenue	2004	2005	2006
	HK$	HK$	HK$
	(Amounts in thousands)
Fixed telecommunications network services(1)	541,902	629,464	716,600
International telecommunications services	627,978	532,595	418,276

Total operating revenue	1,169,880	1,162,059	1,134,876

(1)	Includes Internet access, local telephony services and pay-TV services since August 2003.

We will continue our business strategy to grow market share, increase our network coverage and introduce new services through our IP platform. We believe that our success will continue to depend on our ability to capitalize on our focus on the residential mass and small to medium enterprise market segments, our leading-edge Metro Ethernet Network, and our first mover advantage in an industry with high barriers to entry.

Seasonality

Our operations are not generally subject to significant seasonal fluctuations. Our international telecommunications business typically experience a slight decrease in revenue during the second fiscal quarter of each year (December through February) in connection with the Chinese New Year holiday. We do not believe that seasonality has had a material effect on our business, financial condition or results of operations.

Network infrastructure

Our self-owned network is one of the world’s largest Metro Ethernet networks and is cited as a global reference case by our two primary vendors, Cisco Systems, Inc. and Nortel Networks Limited. Our Metro Ethernet network conforms to the industry standards for 10/100/1000 Mbps Internet access speeds, and covers 1.3 million home passes, which represents coverage of approximately 60% of Hong Kong’s population. The coverage of our network is concentrated in Hong Kong’s most densely populated areas.

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

Our Competitive Strengths

We believe that our demonstrated success is primarily due to our ability to capitalize on the following key strengths:

•	Focus on the Residential Mass and Small-To-Medium Enterprise Market Segments. We focus on offering high-bandwidth services to the residential mass and small-to-medium enterprise markets, which we believe have significant growth potential. We price our services attractively and at the same time offer bandwidth advantages over comparable service offerings by our competitors. Our IP-TV services focus on the residential mass market by providing Chinese-language content that targets the Chinese-speaking population of Hong Kong, which we believe to be largely under served. Our focus on the residential mass and small-to-medium enterprise markets has enabled us to quickly grow our subscription base and we believe this will help us to up-sell our services.

•	Leading-Edge Metro Ethernet Network. Our network deploys Ethernet technology provided by Cisco Systems, Inc. We believe our Metro Ethernet network gives us an inherent cost and performance advantage over our competitors. Our IP platform is highly scalable, enabling us to offer broadband Internet access, local VOIP, IP-TV and corporate data services over a single network while still leaving us with capacity to offer more services in the future. It is also capable of providing up to 1,000 Mbps symmetric broadband Internet access. Our promotions during fiscal 2006 highlighted the bandwidth advantage of our Metro Ethernet network over xDSL or cable modem services. Ethernet technology is “off-the-shelf” and has long been deployed for large enterprises, but we believe we are one of the first to deploy this technology for the residential market on a mass scale.

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

The high capacity of our fiber-based backbone has enabled us to offer a suite of services on a single IP network platform. These services include our broadband Internet access, local VOIP, IP-TV and corporate data services. We incurred capital expenditures for our fixed telecommunications network infrastructure of approximately HK$407.5 million in fiscal 2005 and HK$309.1 million in fiscal 2006. In fiscal 2007, we plan to further incur total capital expenditures of HK$125 million to HK$150 million to continue increasing the capacity of our existing coverage and extending the reach of our Metro Ethernet network. The service area of our Metro Ethernet network currently includes approximately 1.3 million home passes, representing approximately 60% of Hong Kong’s population. We plan to extend our Metro Ethernet network coverage, over the next several years, to 1.8 million home passes, covering approximately 80% of Hong Kong’s population. As we expand the reach and coverage of our Metro Ethernet network, we plan to continue introducing new services.

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

The following table shows the profile of our fixed telecommunications network subscriptions over the past three years:

	As of August 31,
	2004	2005	2006
Fixed Telecommunications Network Services Subscriptions:
Broadband Internet Access	197,000	229,000	220,000
Local VOIP(1)	237,000	293,000	281,000
IP-TV	31,000	109,000	116,000

Total	465,000	631,000	617,000

(1)	Includes Hong Kong based subscriptions only.

Internet Access

HKBN offers our broadband Internet services in Hong Kong using wireless technologies such as local multi-point distribution systems. We use our broadband subscription base to up-sell our other fixed telecommunications network services such as local VOIP and IP-TV. In addition to broadband Internet access services, we also currently provide 56k dial-up Internet access and limited corporate Internet access via resale of another carrier’s service. However, we are focusing exclusively on growing our subscription base for our high bandwidth broadband Internet access services and are making no further investments in dial-up or resale services.

We currently offer broadband Internet access to our residential and corporate customers at access speeds of up to 1,000 Mbps, but the majority of our customers currently have access speeds of between 10 and 100 Mbps. We currently offer broadband service for bb10, bb25 and bb100 at monthly fees ranging from HK$158 to HK$238 for unlimited service. Currently, all of our broadband Internet access packages offer a free e-mail service and a variety of value added services, such as “bbDrive,” an on-line virtual hard drive with up to 10Gb of storage, “bbGuard,” an anti-spam and anti-virus package, and “bbWatch,” a full-screen IP-TV service that is viewed on a personal computer. We frequently change our promotions in response to market conditions or as a way of attracting additional subscribers.

In addition to the residential packages described above, we have also developed broadband promotions that target corporate customers. We offer prepackaged plans that provide access at speeds up to 1,000 Mbps, which include on-site training, on-site maintenance support, high capacity data transfer and e-mail services. Corporate customers that subscribe to prepackaged plans pay fixed monthly subscription fees that range from HK$230 to HK$12,000.

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

We had approximately 220,000 broadband Internet access subscriptions as of August 31, 2006, which represented a market share of approximately 12% with respect to the total number of broadband Internet access subscribers in Hong Kong.

Local VOIP

We offer our on-network local VOIP services in Hong Kong. To provide local telephony service, we install IP-based voice switching equipment in locations already covered by our Metro Ethernet network. Voice signals are transmitted by the VOIP switches into the Ethernet network installed in the subscriber’s building. The capital cost of installing VOIP switches is small because the scalability of our Metro Ethernet network allows us to provide new services over existing infrastructure with only minimal additional equipment. In addition, we now install such voice switching equipment together with our new installations of broadband equipment in some buildings.

The quality of our local VOIP service is indistinguishable from traditional fixed line local telephony services and customers are able to use their existing telephone equipment. In addition, fixed line telephony subscribers switching to our local VOIP services are able to retain their existing local telephone number via fixed line number portability.

We currently charge from HK$58 to HK$99 per month for our local VOIP services depending on the service plan, and we offer a full range of value added services, including call waiting, caller display and conference call services.

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

Competition

PCCW-HKT, the incumbent and largest fixed telecommunications network operator in Hong Kong, announced that it had a market share of approximately 68% with respect to local telephony services as of June 30, 2006. As the incumbent operator,

PCCW-HKT is required to allow interconnection to its fixed telecommunications network to other licensed fixed telecommunications network operators. The remainder of the market is shared among ourselves and three other alternative carriers: HGC, New World and Wharf T&T. The principal basis of competition for local telephony is price and brand name recognition. PCCW-HKT has the highest brand name recognition, but we and the other operators are contending by offering competitively priced local telephony services that provide comparable quality to PCCW-HKT. As of August 31, 2006, we had 281,000 local VOIP subscriptions. Our market share with respect to local residential telephony services amounts to approximately 13% as of August 31, 2006.

IP-TV

In August 2003 we introduced our IP-TV service that provides DVD quality video delivered via our Metro Ethernet network to an IP set-top-box connected to the subscriber’s television set. This monthly subscription-based pay television service offers 79 channels consisting of a self-produced 24-hour news channel and education and recreation channels (including children’s programming), and channels whose content is obtained from other content-providers. Our news production team consists of a staff of 90 employees and produces an average of 70-80 news stories per day for our 24-hour news cycle.

Because of the scalability of our Metro Ethernet network infrastructure, the current cost of adding IP-TV services to an existing broadband Internet access or local VOIP subscriber is small. Since the launch of our IP-TV services in August 2003 we have progressively adjusted our content offerings and valued added components of the services. We consider our IP-TV to be an incremental component of our broadband and VOIP service offerings, rather than a large standalone business. As of August 31, 2006, we had 116,000 subscriptions representing approximately 8% of the total Pay-TV subscription base in Hong Kong.

Competition

Our two main competitors in the pay-TV business are i-Cable and PCCW-HKT. The pay-TV services of i-Cable and PCCW-HKT include a significant amount of English language content such as English Premier League Football, HBO, Cinemax, ESPN and others. PCCW-HKT, in particular, has signed long-term exclusive content contracts with English Premier League Football, HBO, ESPN, and Star among others. We target a different market than these competitors by offering predominantly Chinese language content, and pricing our IP-TV service attractively to the residential mass market.

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

International Telecommunications Services

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

During fiscal 2006, we experienced a reduction in total traffic volume of 16.8% to 788 million minutes in fiscal 2006. Competition during the year was intense as some of our integrated competitors offered free or very low cost international direct dial minutes as a customer incentive to gain local fixed line and mobile market share. Further, technology substitution from global VOIP providers such as Skype, which offers free PC-to-PC based international calls, is also becoming more prevalent. We are proactively migrating our legacy international telecommunications services to our “2b” services, which we believe will enable us to achieve higher margins and access a wider addressable market.

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

Furthermore, since our three international telecommunications switching systems in Hong Kong operate independently of each other, if one system breaks down, all transmissions are immediately diverted to another switching system. We have never experienced a period where all systems experienced a failure at the same time since we commenced operations in 1992.

Competition

PCCW-HKT, HGC, New World, and Wharf T&T are our main competitors in the international telecommunications business. As in previous years, we experienced fierce price competition in Hong Kong during fiscal 2006. This competition drove down the average tariff rates per minute and we expect this price competition to continue in fiscal 2007. In order to maintain our market share and high traffic volume, we have significantly reduced some of our international telecommunications rates and introduce new marketing and promotional offers from time to time. We also employ two brand names, IDD 1666 and IDD 0030, to provide us with flexibility in our marketing strategies. However, to offset these price reductions, we have taken steps to reduce our cost base, such as using our relatively large traffic volume to negotiate lower prices from our international partners, establishing a call center in Guangzhou to provide customer service and back office support services, and developing our own international telecommunications infrastructure.

Sales and Marketing

We advertise our products and services through our “on-the-street” marketing force, door-to-door marketing team, telemarketing and direct mailing, as well as through Chinese language television, radio, print media and on the Internet.

We have developed an extensive sales network in Hong Kong. Our senior marketing personnel closely oversee our sales network to ensure that a consistent image is presented by all of the sales representatives we use to promote City Telecom and HKBN. We provide commission based incentives to our residential sales force that sell our international and fixed telecommunications network services.

We have sales division responsible for coordinating our corporate marketing and sales efforts. We believe our dedicated corporate and small-to-medium enterprise sales force is one of the largest sales forces targeted at corporate users of telecommunications and Internet services in Hong Kong. In addition, our dedicated corporate staff designs marketing and sales promotions specifically tailored to address the concerns of business users. This division also organizes seminars for current and prospective customers to promote new products and services and to raise awareness of our various corporate offerings.

Maintenance and Monitoring

To ensure reliability of our fixed telecommunications network, we continue to maintain our monitoring system which involves:

•	a year round, 24-hour, 7 days a week network operation center for real-time service monitoring and maintenance that is supported by over 90 operational and field staff;

•	individual self-reporting mechanisms and centralized performance monitoring systems for our switches and equipment;

•	an emergency self-reporting system that automatically contacts designated personnel; and

•	back-up systems for our switches, critical software and hardware components.

Once a network fault is detected by our control room, we will either remotely rectify the situation or dispatch field staff to that location should physical interaction be required. After the situation has been resolved, we will continue to monitor network performance as well as track customer service feedback until we are assured of the fault being fully rectified.

Research and Development Activities

We commit considerable resources to our research and development department in order to continuously improve our services and improve our market position. As of August 31, 2006, our research and development department in Hong Kong consisted of 50 staff members experienced in systems design, engineering, telecommunications and computer programming. Our research and development department is primarily responsible for assessing and adapting the technology that we employ in upgrading and expanding our Metro Ethernet network. To identify and develop new market opportunities, the research and development department assesses new services offered by telecommunications and Internet companies in the United States and elsewhere and works closely with our marketing department. Our research and development expenditures were approximately HK$6.0 million, HK$11.0 million and HK$9.6 million for fiscal 2004, 2005 and 2006, respectively.

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

Our centralized customer service call center is located in Guangzhou which provides our customer service functions and back office support services at that location. This enables us to lower our operating costs while continuing to increase our customer service capabilities. As of August 31, 2006, our Guangzhou customer service facility had 1,226 employees.

We were awarded as the winner of “Call Center of the Year” and “Customer Service Center of the Year” under Customer Relationship Excellence Awards 2005” by Asia Pacific Customer Service Consortium in July 2006 and the Bronze medal for “Contact Center of the Year (over 100 seats)” by the Hong Kong Call Center Association in October 2006.

Billing and Collection

Our credit and control team is responsible for securing prompt payment from subscribers. Invoices are issued on a monthly or quarterly basis with a specified payment due date. Variety of payment methods are used for payment collection including cash, check, credit card, payment by telephone service, automatic transfer from subscribers’ bank accounts or through Internet banking. Our bad debts expense represented approximately 1.0%, 3.1% and 1.5% of our revenue for each of fiscal 2004, 2005 and 2006, respectively. Bad debts expense for fiscal 2005 was higher compared to fiscal 2004 and 2006 due to the recognition of a provision of HK$19.5 million for mobile interconnection charges in 2005. For more information regarding our provision for mobile interconnection charges, see “Our Revenues – Fixed Telecommunications Network Services” above in this annual report.

We maintain tight collection procedures including periodic reminder notices, late payment fee of 1.5% per month on overdue outstanding amount, right to charge the outstanding overdue amount to the subscriber’s pre-registered credit card account or, if applicable, deduct the outstanding overdue amount from the subscriber’s application deposit. Moreover, we generally suspend an account if the outstanding overdue amount is not settled within our prescribed period. If payment is still not settled after we suspend the account, we determine what recovery actions to take, which may include court proceedings and/or the use of collection agencies.

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

The following is a brief summary of the Hong Kong laws and regulations that currently materially affect our business. This section does not purport to be a comprehensive summary of all present and proposed regulations and legislation relating to the industries in which we operate.

C. Regulatory Framework

As a provider of broadband internet access, local VoIP, IP-TV and international telecommunications services in Hong Kong, our operations are subject to the provisions of the Telecommunications Ordinance and the Broadcasting Ordinance. The Telecommunications Ordinance provides the legislative framework for the provision of telecommunications services and facilities in Hong Kong. The Broadcasting Ordinance governs the content and scope of television programming and the licensing of television broadcasters.

Our primary regulator is the Telecommunications Authority, whose responsibility and functions include regulating and licensing telecommunications network services and regulating the telecommunications markets in Hong Kong, including the issuing of non-exclusive licenses; the determination of terms of interconnection; promotion of fair competition in the telecommunications sector; management of the frequency spectrum; development of technical standards and customer equipment testing; protection of consumer interests; and the control and administration of the Hong Kong numbering plans (including allocation of numbers or codes). The Telecommunications Authority is also responsible for the administration of the Telecommunications Ordinance. We are also regulated by the Broadcasting Authority, which administers the Broadcasting Ordinance and makes recommendations to the Chief Executive-in-Council on applications for broadcasting licenses, as well as on the renewal, suspension and revocation of licenses. The Hong Kong Government has publicly announced that it is considering combining the Telecommunications Authority and the Broadcasting Authority into a Communications Authority which will likely occur in 2007 or 2008.

Telecommunications Industry

Licensing

It is unlawful to establish or maintain any means of telecommunications, or possess, use or deal with telecommunications apparatus in Hong Kong without a license. The Telecommunications Authority has the authority to grant licenses for all means of telecommunications services and facilities in Hong Kong, including the provision of fixed wireline, public mobile telephone, Internet and satellite services. Furthermore, the Telecommunications Authority has the authority to require a licensee to comply with the terms of its license and any applicable legislation, and to suspend or revoke licenses to enforce the Telecommunications Ordinance or other rules or regulations to protect the public interest.

Currently, there are three Class Licenses within the telecommunications regulatory framework, one relating to the operation of in-building telecommunications systems, the second relating to the provision of public wireless local area network services and the third relating to the operation of Citizen Band Radio by the public for recreational and other communications purposes.

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

General Licensing Requirements

Generally, a licensee is required to be a company incorporated in Hong Kong (which can be wholly owned by a foreign company) or a foreign company registered in Hong Kong. Currently, there is no foreign ownership restriction on the holder of a telecommunications license under the current regulatory regime.

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

A PNETS License has a validity period of 12 months and is renewable at the discretion of the Telecommunications Authority on an annual basis upon the payment of a prescribed annual fee, which is currently set at HK$750. Where radio communications apparatus is used, there is an additional variable component calculated by reference to the number of base stations and mobile stations involved.

We currently hold a PNETS ETS License, which was issued to us in November 1998. This PNETS ETS License has been subsequently amended twice and presently gives us the right to provide calling card services, international simple resale services for facsimile and data services, virtual private network services and external telecommunications services over the external telecommunications facilities of other licensed external facilities providers. We also hold a PNETS IVANS License, which was issued to us in December 1993. This PNETS IVANS License allows us to act as an Internet Service Provider.

Under the terms of the PNETS ETS and PNETS IVANS Licenses, we and IDD 1600 Company Limited, or IDD 1600, our wholly owned subsidiary, are required to comply with certain license conditions relating to technical and reporting matters.

Fixed Telecommunications Network Services License

An FTNS License authorizes the licensee, among other things:

•	to provide a public fixed telecommunication network service, covering internal services or external services, or both; and

•	to establish and maintain a fixed telecommunications network, which may be wireline-based or wireless-based, or a combination of both.

An FTNS License is valid for a period of 15 years and is renewable for a further period not exceeding 15 year at the Telecommunications Authority’s discretion. The amount of license fee payable by a holder of a FTNS License comprises (i) a fixed annual amount of HK$1.0 million; (ii) a variable amount calculated on the basis of the number of customer connections (which is currently set at HK$700 for each 100 customer connections); and (iii) a variable fee calculated by reference to the radio spectrum assigned and used by the license holder.

HKBN, our wholly-owned subsidiary, currently holds an FTNS License, which was issued to it in February 2000 initially for the operation of a local fixed wireless network. This FTNS License has been subsequently amended twice and presently, HKBN is authorized to operate both local fixed telecommunications networks (wireline and wireless based) and external telecommunications facilities.

International Telecommunications Facilities and Services

CTI International Limited, our wholly owned subsidiary, currently holds a satellite-based fixed carrier license, which was issued to it in May 2001.

Interconnection

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

Competition Provisions

Regulation of Anti-Competitive Conduct

Although Hong Kong has never had a general competition code, historically, holders of FTNS Licenses were prohibited from engaging in anti-competitive conduct, abusing its dominant position in a telecommunications market, or engaging in any discriminatory conduct by certain competition-related license conditions contained in the FTNS Licenses issued by the Telecommunications Authority.

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

Control on Mergers and Acquisitions

If the Telecommunications Authority determines that the relevant merger and acquisition activity has, or is likely to have, the effect of substantially lessening competition in a telecommunications market, the Telecommunications Authority is empowered to direct a carrier licensee to take such actions, such as the complete or partial divestiture of the relevant parties’ interests in the merged entity, as the Telecommunications Authority considers necessary, to eliminate or avoid any anti-competitive effect. However, the Telecommunications Authority may not issue such a direction if he takes the view that the public benefit of the merger and acquisition outweighs any detriment caused by a reduction in competition. Any decision made or direction issued by the Telecommunications Authority under the mergers and acquisition provision is subject to appeal to the Telecommunications (Competition Provisions) Appeal Board.

The regulatory regime on mergers and acquisitions only applies to carrier licensees, which includes HKBN as a holder of a FTNS License, which is regarded as a carrier license for the purpose of the Telecommunications Ordinance.

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

Universal Service Contribution and Local Access Charge

Under the current regulatory regime, PCCW-HKT has a universal service obligation to provide basic telephone service to any individual or entity that requests it. To compensate PCCW-HKT for the expenses of this obligation, certain licensees are required to contribute to such cost, which is referred to as the universal service contribution, or USC. Holders of FTNS Licenses and PNETS ETS Licenses, including ourselves, HKBN, and IDD 1600 are required to pay USC.

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

Television Broadcasting Industry

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

Licensing

It is unlawful to offer any “television programme service” in Hong Kong without a license. “Television programme service” is broadly defined to mean the provision of television programs for transmission by telecommunications that are readily accessible to the general public in or outside Hong Kong or to persons in 2 or more specified premises simultaneously or on demand, whether on a point-to-point or a point-to-multipoint basis. The Broadcasting Ordinance exempts certain categories of television program services from the current licensing regime, including television program services provided on the service commonly known as the “Internet”. The Broadcasting Ordinance itself, however, does not contain a definition of “Internet”.

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

The Broadcasting Ordinance essentially provides that a company which is either a “disqualified person” or has a “disqualified person” exercising control over it will not be eligible to be granted a broadcasting license unless it discloses the disqualification in its license application. “Disqualified person” includes, for example, a company which is an existing domestic free or domestic pay television program licensee; an advertising agent; a sound broadcasting licensee; or a proprietor of newspaper printed or produced in Hong Kong.

Generally, a disqualified person who has complied with the disclosure requirement may apply for a broadcasting license. The Broadcasting Ordinance provides that the Chief Executive in Council may grant a broadcasting license to a company, including a disqualified person or to a company which has a disqualified person exercising control, over it or to a disqualified person in which another disqualified person exercises control subject to such conditions as the Chief Executive in Council sees fit.

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

Competition Provisions

The Broadcasting Ordinance also contain competition provisions which are aimed at prohibiting a licensee from engaging in “anti-competitive conduct” and a licensee who is in a dominant position from abusing its position. “Anti-competitive conduct” is defined as conduct that has the purpose or effect of preventing, distorting or substantially restricting competition in a television program service market.

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

C. Organizational Structure

The following chart sets forth our principal subsidiaries as of January 17, 2007:

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

The jurisdiction of incorporation and our ownership percentage of each these subsidiaries as of January 17, 2007 were as follows:

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

D. Property, Plants and Equipment

For the provision of fixed telecommunications network services, we own, or control through long-term leases, equipment consisting of switching, transmission and power equipment and connecting lines comprised of in-building wiring, fiber-based backbone, wireless and leased wire-line backbone and other support structures, conduits and similar items that comprise our Metro Ethernet network. The majority of the fiber-based backbone connecting our services are under public road, highways and streets. HKBN, our wholly owned subsidiary, owns two offices with an aggregate of 147,000 square feet and two switching centers comprised of six switching systems in Hong Kong.

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

We rely on key supplier Cisco Systems Inc., Nortel Networks Limited and other suppliers to provide equipment, underground cables and other necessary components in building our Metro Ethernet network infrastructure, and for our VOIP equipment. In order for new subscribers to be able to access our IP-TV services, we must install an IP set-top-box in their homes. We must have an adequate supply of such installation equipment on hand to respond to new customer subscriptions in a timely manner. We purchase all of our IP set-top boxes and other equipment from our suppliers on a purchase order basis and have no long-term contracts. If our suppliers are unable to supply us with these products in a timely manner or the costs of these products increase due to unforeseen causes, this could negatively impact our operating results, especially if we are unable to acquire new subscribers or effectively appropriate our costs on to our customers.

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

Overview

We are a provider of residential and corporate fixed telecommunications network services in Hong Kong. We offer our customers an integrated suite of broadband Internet access, local VOIP, IP-TV and corporate data services through our self-owned Metro Ethernet network. As of August 31, 2006 we had a total of approximately 617,000 fixed telecommunications network services subscriptions. In addition to providing fixed telecommunications network services, we are a provider of international telecommunications services in Hong Kong. We offer a variety of international telecommunications services and products including direct dial services, international calling cards and mobile call forwarding services. Our total international telecommunications services customer database comprises approximately 2.2 million registered accounts.

Our self-owned network is one of the world’s largest Metro Ethernet networks and is cited as a global reference case by our primary vendors, Cisco Systems, Inc. and Nortel Networks Limited. Our Metro Ethernet network has a current coverage of 1.3 million home passes, which represents approximately 60% of Hong Kong’s population. The coverage of our network is concentrated in Hong Kong’s most densely populated areas, which reduces our cost of network deployment per home pass. In most other markets, Metro Ethernet is primarily used in commercial buildings in metropolitan areas, as the technology is most cost effective in dense user populations where a provider can service a large number of users in a single building or cluster of buildings. We have applied this technology to densely populated residential areas in Hong Kong where most of our customers live in high-rise apartment buildings with multiple apartments per floor. Our Metro Ethernet network conforms to industry standards for 10/100/1,000 Mbps Internet access speeds. All of our fixed telecommunications network services are based on the single Internet Protocol, or IP, platform of our Metro Ethernet network, unlike our competitors who use multiple platforms to provide their services. In addition, unlike other new entrant operators, we operate an “end-to-end” network that transmits data between our subscribers’ premises, our IP network hub sites and our switching centers in Hong Kong.

We also offer international telecommunications services to our FTNS customers and to other carriers’ customers via indirect access. Indirect access allows any pre-registered telecom user in Hong Kong to access our services via our two primary access codes “1666” and “0030”. By dialing our access code, our registered customers can access any destination in the World, allowing us to generate a usage charge.

Factors Affecting Our Results of Operations

Operation of Metro Ethernet network

The wireless-based FTNS License that HKBN obtained from the Telecommunications Authority in February 2000 provided HKBN with the authority to begin installation of the wireless network that we use to provide broadband Internet access services. To enable HKBN to provide fixed telecommunications network services using wire-line technology in addition to wireless technology, our FTNS License was amended in April 2002 to include provision of local fixed wireline network services. This amendment allowed us to develop our own fiber-based backbone to replace our existing wireless and leased wireline-based backbone. To maximize our return on investment, we have focused on building our Metro Ethernet network in Hong Kong’s most densely populated areas to achieve cost savings and provide additional bandwidth capacity for further growth. After our initial capital expenditure, our operating costs have declined and our service quality has improved because we rely less on backbone transmission facilities owned by third parties and thereby decrease the leasing fees that we pay.

Having our own fiber-based backbone allows us to offer broadband Internet access, local VOIP, IP-TV and corporate data services over a single IP platform without being subject to network limitations of other fixed telecommunications network operators. During fiscal 2006, we devoted considerable resources to marketing our broadband Internet access, local VOIP and IP-TV services. As a result, our revenues from fixed telecommunications network services grew by 13.8% to HK$716.6 million in fiscal 2006.

Competition from other international telecommunications service providers.

Our total international telecommunications services customer database comprises approximately 2.2 million registered accounts. During fiscal 2006, we experienced a reduction in total traffic volume of 16.8% to 788 million minutes. Competition during the year was intense as some of our integrated competitors offered free or very low cost international direct dial minutes as a customer incentive to gain local fixed line and mobile market share. Further, technology substitution from global VOIP providers such as Skype, which offer free PC-to-PC based international calls, is also becoming more prevalent. As a consequence of reduced minutes and lower revenues per minute, our total international telecommunications revenues decreased by 21.5% to HK$418.3 million in fiscal 2006.

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

As a Fixed Telecommunications Network Services, or FTNS, licensee, HKBN, a wholly-owned subsidiary of the Company, is obliged to provide interconnection services to enable delivery of telecommunications service to customers of different operators, including mobile network operators. Unless an agreement cannot be reached, the rate of such interconnection charges are subject to commercial agreement between interconnecting parties. Since the issuance of its FTNS license, HKBN has been charging mobile network operators for its interconnection services using the available rates under the existing calculation model (fully distributed cost model) for interconnection services between fixed and mobile operators, which are based on historical cost data of PCCW-HKT, the incumbent FTNS operator. We have recognized all such mobile interconnection charges as revenue. As of August 31, 2006, the majority of the mobile interconnection charges billed to mobile network operators had not been collected.

In May 2004, the Telecommunications Authority confirmed that mobile network operators are obliged to pay interconnection charges to HKBN in accordance with the charging principles promulgated by the Authority. Certain mobile network operators, however, disputed the basis of our calculation. In August 2004, to resolve our dispute with one mobile network operator, we asked the Telecommunications Authority to make a determination on the level of interconnection charges payable by such mobile network operator to HKBN and the effective date of the determined interconnection charges.

In November 2005, HKBN entered into contractual agreements with two other mobile network operators, who agreed to pay to HKBN interim mobile interconnection charges at a rate based on PCCW-HKT’s published fully distributed cost model of HK$0.0436 per occupancy minute until the Telecommunications Authority issued its final ruling. The Telecommunications Authority made a confidential preliminary ruling in March 2006 but has not announced its final ruling.

In fiscal 2005 and 2006, we recorded mobile interconnection charges of HK$24.7 million and HK$22.0 million respectively. As of August 31, 2005 and 2006, our mobile interconnection charges receivable, net of provision for doubtful accounts, were HK$49.8 million and HK$62.1 million respectively. For the year ended August 31, 2006, due to the uncertainty of the final ruling, we recognized mobile interconnection charges of HK$22.0 million based on the preliminary rates from the Telecommunications Authority

For further discussion of our revenue recognition of mobile interconnection charges, please refer to the note 26(c) of the consolidated financial statements.

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

Our Expenses

Network Costs. Network costs vary according to either our network capacity or our traffic volume. Such costs mainly include leased line rentals, program fees, production costs for the IP-TV service and costs of inventories sold local interconnection charges payable to other local fixed network operators and interconnection charges payable to international bandwidth providers and do not include depreciation charge which is included in general and administration expenses.

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

Other operating expenses include salaries and related costs, office, general and administrative costs and depreciation and amortization. Salaries and related costs include those employees working on our various service offerings and on the upgrade and expansion of our Metro Ethernet network.

Critical Accounting Policies

Introduction

Our consolidated financial statements have been prepared in accordance with Hong Kong GAAP. Accounting principles generally accepted in Hong Kong differ in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”), details of which are set out in note 30 to our consolidated financial statements. Our significant accounting policies are more fully described in note 2 to our consolidated financial statements. The preparation of our financial statements in conformity with Hong Kong GAAP requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. We continually evaluate our estimates and judgments including those related to fixed assets, provision for doubtful accounts receivable, deferred taxes, USC charges and certain revenue items. We base our estimates and judgments on historical experience and on various other factors we believe to be reasonable under the circumstances. This forms the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates as facts, circumstances and conditions change. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Our accounting policies have been developed over many years as the telecommunications industry and Generally Accepted Accounting Principles, or GAAP, have evolved. As our financial statements are prepared under Hong Kong GAAP, our accounting policies are necessarily compliant with all aspects of Hong Kong GAAP. Hong Kong GAAP is based on a “substance over form” conceptual framework that requires us to look through the legal interpretation of an arrangement or transaction to its underlying purpose and to reflect it in our financial statements on that basis.

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

Useful lives of fixed assets

We estimate the useful lives of fixed assets in order to determine the amount of depreciation expense to be recorded. The useful lives are estimated at the time the asset is acquired based on historical experience, the expected usage, wear and tear of the assets, as well as technical obsolescence arising from changes in the market demands or service output of the assets. Changes in technology or industry conditions may cause the estimated period of use or the value of these assets to change. We perform periodic reviews to confirm the appropriateness of estimated economic useful lives for each class of fixed assets. For the three years ended August 31, 2006, no changes of assets useful lives have occurred.

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

Upon the occurrence of triggering events, the carrying amounts of fixed assets are reviewed to assess whether their recoverable amounts have declined below their carrying amounts. Under HKGAAP, the recoverable amount is the present value of estimated net future cash flows which we expect to recover from the future use of the asset, plus the asset’s residual value on disposal, discounted at the financial asset’s original effective interest rate. Where the recoverable amount of fixed and other long-lived assets is less than their carrying value, an impairment loss is recognized to write down the assets to their recoverable amount, which is based on the fair value or discounted estimated cash flows.

Under U.S. GAAP, recoverability of assets is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset which is the amount the asset can be bought and sold in a current transaction between willing parties.

Estimation of cash flows arising from future use of the asset requires careful analysis regarding what we expect to recover from its future use. This includes consideration of our target market share and customer base, market competition, future changes to our cost structure and technological change. In addition, the residual value of the asset on disposal requires judgment, as the estimated fair value of the asset at the time of disposal could change in response to market conditions and changes in expected use of the asset prior to disposal. Changes in the estimate of cash flows arising from expected future use of the asset or its residual value on disposal — based on changes in market conditions, changes in the use of assets, management plan, foreseeable technological changes or otherwise — could significantly change the calculation of the fair value or recoverable amount of the asset and the resulting impairment loss. This in turn could significantly affect the results of our operations.

For the three fiscal years ended August 31, 2006, except for investment property, no impairment loss was recognized based on the estimated recoverable amount of our long-lived assets. The Company has assessed the open market value of the investment property and based on such assessment, the carrying amount has been written down by HK$1,131,000. There was no difference between Hong Kong GAAP and U.S. GAAP in the accounting for the impairment in our investment property because the investment property represents the lowest level at which cash flows can be identified that are largely independent of the cash flows of other asset groups and its carrying value before the recognition of an impairment loss was higher than its recoverable amount.

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

Included in the accounts receivable balance (net of provision for doubtful debts) are receivables for mobile interconnection charges of HK$49.8 million and H$62.1 million as of August 31, 2005 and 2006, respectively. The balance represented mobile interconnection charges we billed to the local mobile network operators and the majority of which, however, had not been collected. As discussed in more detailed under “Our Revenues—Fixed Telecommunications Network Services”, we are currently awaiting a final ruling by the Telecommunications Authority on the level of charges payable by one of the mobile network operators. Our assessment on the collectibility of these receivables therefore has also taken into consideration of the uncertainty of the final ruling from the Telecommunications Authority.

Changes in the provision for doubtful debts consist of:

	Year ended August 31,
	2004	2005	2006
	(Thousands of HK$)
Balance at beginning of the year	22,916	22,959	48,316
Additions charged to expense(1)	11,502	35,445	17,450
Write-off	(11,459)	(10,088)	(10,021)

Balance at the end of the year	22,959	48,316	55,745

(1)	Provision for doubtful debts as at August 31, 2005 and 2006 includes provision for mobile interconnection charges receivables of HK$19.5 million and 20.8 million respectively (For more information regarding our provision for mobile interconnection charges, see “Our Revenues—Fixed Telecommunications Network Services” above in this annual report.).

Deferred Taxation

Under Hong Kong GAAP, we recognized deferred tax assets for all deductible temporary differences, and operating loss carry forwards to the extent it is probable that future taxable profits will be available against which the asset can be utilized.

In assessing whether a deferred tax asset is expected to be utilized in the foreseeable future, we consider all available evidence, including projected future taxable profit by taking into consideration of the effect of our capital expenditures and other plans, such as the existing network capacity, technological changes, future market trends and projected fixed network coverage.

Under U.S. GAAP, a valuation allowance against deferred tax assets is recorded if we determine it is more likely than not that we will not be able to utilize such benefits in the future.

The recognition of deferred tax assets requires judgment regarding the results of future operations, including the assumption that there will be sufficient future operations to allow us to utilize the related deferred tax asset. Any changes in the estimate of future operations could change the recognition of such assets, which could significantly affect the results of our operations.

A change in judgment regarding the likelihood of the generation of future taxable income necessary to realize deferred tax assets could result in a change in the valuation allowance on deferred tax assets which would impact our results under both Hong Kong GAAP and U.S. GAAP.

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

Revenue Recognition

Revenue for the provision of telecommunications services is recognized when an arrangement exists, service is rendered, fee is fixed or determinable and collectibility is probable. Revenue received in advance is deferred and recognized as revenue on a straight-line basis over the stated period of time in the subscriber agreement. Network interconnection charges are recorded as revenue based on usage of the fixed telecommunications network of the Company by mobile and other fixed telecommunications network operators. The determination of the rates on mobile interconnection charges at which revenue is recognized involved significant estimates by management. Significant changes in management estimates may result in material revenue adjustments.

Mobile network operators are obliged to pay interconnection charges to HKBN in accordance with the charging principles promulgated by the Telecommunications Authority. Because certain local mobile network operators disagreed with the level of charges computed by HKBN, the majority of the mobile interconnection charges billed by HKBN had not been collected as of August 31, 2006. We recognize revenue related to mobile interconnection charges at amounts we believe to be realizable after consideration of the uncertainty regarding the timing and amount of the ultimate collection of amounts due. The amount recognized for the fiscal 2004 or before was determined using the available rates under the existing calculation model (fully distributed cost model) for interconnection service between fixed and mobile operators, which are based on historical cost data of PCCW-HKT Telephone Limited. The amount recognized for the fiscal year 2005 reflects a discount from the amount billed which is determined based on our assessment of the range of likely outcomes from the determination process. The amount recognized for fiscal year 2006 is based on the preliminary rates from the Telecommunications Authority. We are awaiting a final ruling by the Telecommunications Authority on the level of charges payable by one of the operators. The ruling is expected to affect the amounts of mobile interconnection charges that we may realize from other operators. For a discussion of our revenue recognition of mobile interconnection charges, please refer to “Our Revenues-Fixed Telecommunications Network Services” above in this Item 5 of this annual report and notes 26(c) to our consolidated financial statements. Actual amounts realized could be different from our estimate.

Fair value of share options

In assessing the value of the share options granted, Black-Scholes option pricing model (the “Black-Scholes Model”) has been used. The Black-Scholes Model is one of the most generally accepted methodologies used to calculate the value of options and the assumptions used in the Black-Scholes Model include expected life of the options, risk-free interest rate, expected volatility, expected dividend and the market value of the ordinary shares of the Company.

The Black-Scholes Model, applied for determination of the estimated fair value of the share options granted under the Company’s share option scheme was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. Such an option pricing model requires input of subjective assumptions, including the expected stock volatility, and expected dividend. As the Company’s share options have characteristics significantly different from those of traded options, changes in subjective inputs may materially affect the estimated fair value of the options granted.

Legal contingencies

We are currently involved in certain legal proceedings. The assessment of the ultimate outcome of those proceedings is derived from consultation with outside counsel, as well as an assessment of litigation and settlement strategies. A future event or change in the facts and circumstances may require us to make accruals which would be charged to our income statement in the future.

A. Operating Results

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

Our consolidated financial statements reflect the consolidated results of operations and financial position of these subsidiary companies from the date of their acquisition by us. However, as of August 31, 2006, none of these subsidiary companies located outside of Hong Kong has made a material contribution to our revenues or results of operations, and in fiscal 2006, they contributed approximately 1.8% to our revenues.

The following table sets forth, for the years indicated, a summary of our results of operations.

	Year Ended August 31,
	2004 (restated)(1)	2005 (restated)(1)	2006	2006
	HK$	HK$	HK$	US$
	(In thousands)
Hong Kong GAAP
Revenues
Fixed telecommunications network services	541,902	629,464	716,600	92,147
International telecommunications	627,978	532,595	418,276	53,786

	1,169,880	1,162,059	1,134,876	145,933

Operating Expenses:
Network costs	(331,408)	(339,402)	(300,593)	(38,653)
Other operating expenses
Salaries and related costs	(226,737)	(259,392)	(256,721)	(33,012)
Sales and marketing expenses	(228,169)	(267,983)	(204,952)	(26,355)
Office, general and administrative expenses	(129,787)	(157,497)	(164,208)	(21,115)
Depreciation and amortization	(197,017)	(237,714)	(276,464)	(35,550)
Provision for doubtful accounts receivable	(11,502)	(35,445)	(17,450)	(2,244)

Total other operating expenses	(793,212)	(958,031)	(919,795)	(118,276)

Total Operating Expenses	(1,124,620)	(1,297,433)	(1,220,388)	(156,929)

Income/(loss) from operations	45,260	(135,374)	(85,512)	(10,996)
Interest income	3,753	13,578	20,378	2,620
Interest expense	(175)	(54,462)	(88,637)	(11,397)
Other income, net	2,668	6,037	4,465	574

Income/(loss) before taxation	51,506	(170,221)	(149,306)	(19,199)
Income taxes (expense)/credit	(2,043)	6,725	7,244	932

Net income/(loss)	49,463	(163,496)	(142,062)	(18,267)

(1)	Please see note 3 to our consolidated financial statements for more information on the restatements.

Year Ended August 31, 2006 Compared to Year Ended August 31, 2005

Revenues. Our total revenues decreased by 2.3% to HK$1,134.9 million in fiscal 2006 due to a significant decrease in revenues from our international telecommunications services. The 21.5% decline in our international telecommunications services revenues to HK$418.3 million in fiscal 2006 offset our 13.8% increase in FTNS revenues to HK$716.6 million in fiscal 2006.

Our fixed telecommunications network services continued to record significant revenue growth and increased their contribution to our total revenues, accounting for 63.1% of total revenues in fiscal 2006, compared to 54.2% and 46.3% in fiscal 2005 and fiscal 2004, respectively. During fiscal 2006, our FTNS subscription base declined 2.2% to 617,000 as of August 31, 2006 as we placed a priority on revenue yields by increasing revenue per user over subscription growth.

With respect to voice services, our VOIP subscription base fell by 4.1% year-on-year, to 281,000 subscriptions due to intensive competition.

With respect to broadband services, our subscription base fell by 3.9% year-on-year, to 220,000 subscriptions. During fiscal 2006, we focused on differentiating our services by emphasizing our high internet access speeds, which allow us to increase our revenue per user. By providing stable and high speed broadband services and good quality of customer service, we are able to acquire and retain customers with longer subscription period at higher price. This has significantly increased our revenue in fixed telecommunications network services despite a decrease in our subscription base.

With respect to IP-TV services, we grew our subscription base by 6.4% to 116,000 subscriptions, with the majority of the new subscriptions being an upsell to existing broadband and voice customers.

Our international telecommunications business revenues decreased by 21.5% to HK$418.3 million in fiscal 2006 due to the combined effects of lower volumes and lower revenues per minute. Competition during the year was intense as some of our integrated competitors offered international direct dial minutes free or at very low cost as a marketing incentive to gain local fixed line and mobile market share. Further, technology substitution from global VOIP providers such as Skype, which offer free PC-to-PC based international calls, is also becoming more prevalent. As a result, we expect that our international telecommunications business continues to decline in future.

Network costs. Network costs decreased 11.4% to HK$300.6 million in fiscal 2006 mainly due to a reduction in international tariff volume.

Other operating expenses. Our other operating expenses, excluding network costs, decreased by 4.0% to HK$919.8 in fiscal 2006.

Salaries and related costs. Salaries and related costs decreased by 1.0% to HK256.7 million in fiscal 2006. During fiscal 2006, we reduced our total work force by 34.2% to 2,565 employees with the majority of the reductions occurring towards the end of the fiscal year. The reduction in our work force was a result of our efforts to eliminate duplication of operational procedures and to enhance efficiency and improve quality of our work flows. The aggregate amount of severance payments made was not significant, as most of the terminations of employment were voluntary.

Sales and marketing expenses. Our sales and marketing expenses decreased by 23.5% to HK$205.0 million in fiscal 2006 as we switched our sales and marketing efforts from costlier mass media advertising to word-of-mouth efforts. Word-of-mouth results from existing customers sharing their positive service experience with their associates, thereby enhancing our brand value without the need for direct advertising expenditure.

Office, general and administrative expenses. Office, general and administrative expenses increased by 4.3% to HK$164.2 million in fiscal 2006 mainly due to increase in rental expenses as a result of inflationary pressures.

Depreciation and amortization. Depreciation and amortization expenses increased by 16.3% to HK$276.5 million in fiscal 2006 mainly due to expansion of our Metro Ethernet network.

Provision for doubtful accounts receivable. Overall, our provision for doubtful accounts receivable decreased by 50.8% to HK$17.4 million in fiscal 2006 mainly due to the decrease in provision for mobile interconnection charges receivable. In fiscal 2005, we recorded a provision of HK$19.5 million for mobile interconnection charges receivable accumulated from previous years following our assessment of the collectibility of these charges. In fiscal 2006, we increased such provision by HK$1.3 million to HK$20.8 million based on the preliminary rates from the Telecommunications Authority. Provision for other trade receivables recorded in fiscal 2006 was HK$16.1 million which is comparable to the HK$15.9 million in fiscal 2005. For more information regarding our provision for mobile interconnection charges, see “Our Revenues—Fixed Telecommunications Network Services” above in this annual report.

Loss from operations. We suffered loss from operations of HK$85.5 million in fiscal 2006, compared to loss from operations of HK$135.4 million in fiscal 2005. The loss from operations is due to reduced profitability of our international telecommunications business as a result of intense competition from local telecommunication services companies and global VOIP providers and losses from our FTNS business.

Interest income and expense. Our interest income was HK$20.4 million in fiscal 2006 compared to HK$13.6 million in fiscal 2005. The increase in interest income was due to the full year impact of investment return on proceeds from our 8.75% notes issued in January 2005 and a higher overall interest rate environment. We derive interest income from our deposit of surplus capital in interest-bearing accounts at commercial banks. Our interest expense increased to HK$88.6 million in fiscal 2006 compared to HK$54.5 million in fiscal 2005, predominantly due to the full year impact of interest expense of our 8.75% notes issued in January 2005.

Other income, net. Our other income, net consists of the roaming charges we receive from overseas carriers that deliver traffic over our network, exchange gains and losses, small penalties we have received from time to time from contractors that we employ, and management and other fees we receive from other fixed line operators in the ordinary course of our business. Other income, net of expenses was HK$4.5 million in fiscal 2006 compared to HK$6.0 million in fiscal 2005. The other income, net in 2006 mainly includes net exchange gains of HK$1.1 million, net realized and unrealized gains on investment securities and derivative financial instruments of HK$0.6 million and penalty received from contractors of HK$0.3 million.

Income tax( expense)/credit. We recognized income tax credit of HK$7.2 million for fiscal 2006 compared to income tax credit of HK$6.7 million in fiscal 2005. Our income tax credits in fiscal 2006 and fiscal 2005 were mainly related to the recognition of deferred tax assets in respect of the tax losses from our fixed telecommunications network services business offset by the income tax expense associated with the profit generated from our international telecommunications services.

Net loss. For the foregoing reasons, we incurred a net loss of HK$142.1 million in fiscal 2006 compared to a net loss of HK$163.5 million in fiscal 2005.

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

Our fixed telecommunications network services continued to record significant revenue growth and increased contribution to our total revenues. Revenue from FTNS accounted for 54.2% of our total revenues in fiscal 2005, compared to 46.3% and 32.6% in fiscal 2004 and fiscal 2003, respectively. Revenues increased from HK$541.9 million in fiscal 2004 to HK$629.5 million in fiscal 2005, representing 16.2% growth. During the year we grew our FTNS subscription base by 166,000, or 35.7% year-on-year, to 631,000 as of August 31, 2005.

With respect to voice services, we grew our VOIP subscription base by 56,000, or 23.6% year-on-year, to 293,000 subscriptions.

With respect to broadband services, we grew our subscription base by 32,000, or 16.2% year-on-year, to 229,000 subscriptions. During fiscal 2005, we focused on differentiating our services by emphasizing our high bandwidth with the commercial launch of our “bb100” and “bb1000” supported by the Liu Xiang advertising campaign. Furthermore, we introduced value-added services such as “bbDrive” (an on-line virtual hard drive with up to 10 Gbps storage), “bbGuard” (an anti-spam and anti-virus package) and “bbWatch” (a full screen IP-TV experience via the PC).

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

Other operating expenses. Our other operating expenses, excluding network costs, increased by 20.8% from HK$793.2 million during fiscal 2004 to HK$958.0 million during fiscal 2005.

Salaries and related costs. Salaries and related costs increased by 14.4% from HK$226.7 million during fiscal 2004 to HK$259.4 million during fiscal 2005. Our total number of permanent full time employees increased from 3,583 as of August 31, 2004 to 3,896 as of August 31 2005.

Sales and marketing expenses. Our sales and marketing expenses increased by 17.4% from HK$228.2 million during fiscal 2004 to HK$268.0 million during fiscal 2005. Sales and marketing increased due to several marketing programs that we utilized to grow our FTNS subscription base. We also increased the number of sales and marketing personnel in marketing and servicing our various service offerings and launched a large scale branding campaign for our broadband Internet access and IP-TV services. This investment in sales and marketing was important to the continued expansion of our customer base for fixed telecommunications network services, which we believe will increase our revenues in the future. Additionally, during fiscal 2005 we introduced our “Liu Xiang” series of television, radio and print branding promotions. Liu Xiang is the first Chinese man to win an Olympic gold medal in a track and field event, having secured this honor in the 110 meter hurdles at the 2004 Olympic Games.

Office, general and administrative expenses. Office, general and administrative expenses increased by 21.4% from HK$129.8 million in fiscal 2004 to HK$157.5 million in fiscal 2005 due mainly to our expanded office and warehouse space and higher equipment maintenance costs.

Depreciation and amortization. Depreciation and amortization expenses increased by 20.7% from HK$197.0 million in fiscal 2004 to HK$237.7 million in fiscal 2005 due to the increased capital expenditures that we incurred for the upgrade and expansion of our Metro Ethernet Network.

Provision for doubtful accounts receivable. Our provision for doubtful accounts receivable increased by 208.2% from HK$11.5 million in fiscal 2004 to HK$35.4 million in fiscal 2005, which included a provision of HK$19.5 million for mobile interconnection charge receivables. We recorded a provision of HK$19.5 million for mobile interconnection charges receivable in fiscal 2005 given the uncertainty regarding the timing and amount of the ultimate collection of amounts due. For more information regarding our provision for mobile interconnection charges, see “Our Revenues—Fixed Telecommunications Network Services” above in this annual report. Provision for other trade receivables recorded in fiscal 2005 was HK$15.9 million compared to HK$11.5 million in fiscal 2004. The provision as a percentage of revenue was approximately 1% of our revenue for both years.

Loss from operations. We suffered loss from operations of HK$135.4 million in fiscal 2005, compared to profit from operations of HK$45.3 million in fiscal 2004. The loss from operations is due to reduced profitability of our international telecommunications business, provisions for mobile interconnection charges, increased acquisition and marketing costs for new fixed telecommunications network services subscriptions and early-stage operations of IP-TV services.

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

Income tax (expense)/credit. We recorded income tax credit of HK$6.7 million for fiscal 2005 compared to income tax expense of HK$2.0 million during fiscal 2004. Income tax is calculated based on our estimated assessable profit during each period, and our income tax credit in fiscal 2005 was mainly related to the recognition of deferred tax assets on current year’s unrecognized tax losses from our fixed telecommunications network services business that offset by the income tax expense associated with profit generated from our international telecommunications services in fiscal 2005.

Net loss. For the foregoing reasons, we incurred a net loss of HK$163.5 million in fiscal 2005 compared to a net income of HK$49.5 million in fiscal 2004.

U.S. GAAP Reconciliation

Our financial statements are prepared in accordance with Hong Kong GAAP, which differs in certain material respects from U.S. GAAP. The following tables provide a comparison of our net income/(loss) and shareholders’ equity in accordance with Hong Kong GAAP and U.S. GAAP

	As of and for the Year Ended August 31,
	2004 (restated)	2005 (restated)	2006	2006
	HK$	HK$	HK$	US$
	(in thousands)
Net income/(loss) in accordance with:
Hong Kong GAAP	49,463	(163,496)	(142,062)	(18,267)
Net income/(loss) under U.S. GAAP	51,565	(149,148)	(142,062)	(18,267)

Shareholders’ Equity
Hong Kong GAAP	1,175,698	1,020,454	891,654	114,657
Total shareholders’ equity under U.S. GAAP	1,180,930	1,032,680	897,271	115,379

Differences between Hong Kong GAAP and U.S. GAAP for the periods presented relate primarily to:

●	Share-based compensation cost;

●	Goodwill; and

●	Financial instruments

Disclosure relating to those differences can be found in note 30 to our consolidated financial statements. In addition, our condensed consolidated statement of operations, changes in shareholders’ equity and comprehensive (loss)/ income have been included in note 30 to our consolidated financial statements to reflect the impact of the significant differences between Hong Kong GAAP and U.S. GAAP.

Recent Accounting Pronouncements

Recently issued and adopted accounting pronouncements under Hong Kong GAAP and U.S. GAAP have been included in notes 3 and 29 to our consolidated financial statements.

B. Liquidity and Capital Resources

As of August 31, 2006, we had a total cash position of HK$483.0 million and outstanding borrowings of HK$950.4 million. Our long term liability consists mainly of our 8.75% senior notes due 2015, which amounted to HK$948.0 million. Our total cash position of HK$483.0 million consisted of HK$144.9 million in cash and bank balances, HK$237.5 million in term deposits, HK$87.0 million in pledged bank deposits and HK$13.6 million in long term bank deposits.

A principal source of our liquidity will be internally generated cash flow from operations and the remaining net proceeds from the US$125 million 8.75% senior notes due 2015 offering in January 2005.

Cash Flow

The following table summarizes our cash flows for each of fiscal 2004, 2005 and 2006:

	Year Ended August 31,
	2004	2005 (restated) (1)	2006	2006
	HK$	HK$	HK$	US$
	(In thousands)
Net cash flow from operating activities	203,763	77,383	184,151	23,680
Net cash used in investing activities	(406,244)	(557,440)	(492,742)	(63,361)
Net cash (used in) provided by financing activities	47,221	792,216	(86,432)	(11,114)

(Decrease)/increase in cash and bank balances	(155,260)	312,159	(395,023)	(50,795)
Cash and bank balances, at the beginning of year	383,860	228,347	539,591	69,385
Effect of foreign exchange rate changes	(253)	(915)	349	45

Cash and bank balances, at the end of the year	228,347	539,591	144,917	18,635

(1)	See note 3(e) to consolidated financial statements.

Operating Activities

Our net cash flow from operating activities for fiscal 2006, 2005 and 2004 was an inflow of HK$184.2 million, HK$77.4 million and HK$203.8 million, respectively. The principal source of cash flow from operating activities in each of these fiscal years was the cash flow we generate from our fixed telecommunications network services and international telecommunications businesses.

In fiscal 2006, we generated a net cash inflow from our operating activities that amounted to HK$184.2 million. The increase in operating cash flow was mainly due to lower network costs as a result of the completion of our fiber backbone network, which reduced our network costs paid to third party network operators. Moreover, by leveraging on last year’s large scale sales and marketing activities for enhancing brand image and improving customer experience, less sales and marketing expenses were incurred this year, which also helped to increase the operating cash flow.

In fiscal 2005, we generated a net cash inflow in our operating activities that amounted to HK$77.4 million. The reduced operating cash flow when compared with fiscal 2004 was principally due to the significant cash we spent in sales and marketing expenses in offering incentives to acquire new subscriptions and retain our growing subscription base. Since such expenses were incurred before cash receipts from customers, it significantly reduced our operating cash flow. Moreover, increases in staff costs due to the expansion of our fixed telecommunications network services operations and increases in home equipment installation necessitated by the growth of our customer base also reduced our cash flow from operations. Cash from operating activities also decreased due to increased spending for early stage operations of our IP-TV service.

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

Investing Activities

Net cash used in investing activities was HK$492.7 million, HK$557.4 million and HK$406.2 million during fiscal 2006, 2005 and 2004, respectively. Throughout each of the three fiscal years, investing activities consisted primarily of purchases of fixed assets for the development of our Metro Ethernet network and upgrading of our international telecommunications facilities. In fiscal 2006 and 2005, an increase in term deposits of HK$144.6 million and HK$92.9 million respectively also increased the cash outflow for investing activities accordingly.

Financing Activities

Net cash provided by financing activities was an outflow of HK$86.4 million in fiscal 2006 which mainly consisted of interest paid on our 8.75% senior notes of HK$85.2 million.

Net cash provided by financing activities was an inflow of HK$792.2 million in fiscal 2005, which mainly consisted of our net proceeds of US$121.0 million from our 8.75% notes issued in the amount of HK$943.7 million and a bank loan of HK$100.0 million. The cash inflow was offset by our repayment of a bank loan in the amount of HK$200.0 million and interest payments for the 8.75% notes in the aggregate amount of HK$52.4 million.

Net cash provided by financing activities was HK$47.2 million in fiscal 2004, which consisted of our draw down of HK$100.0 million on our loan facility with HSBC, offset by our payment of HK$54.9 million in dividends during fiscal 2004.

Indebtedness

On January 20, 2005 we issued unsecured 10-year senior fixed rate notes in the aggregate principle amount of US$125 million at par value. The notes mature on February 1, 2015 and bear interest at the fixed rate of 8.75% per annum. Interest on the notes are payable semi-annually in arrears on February 1 and August 1. The notes are irrevocably and unconditionally guaranteed, jointly and severally, on a senior unsecured basis by all of our existing and future subsidiaries (other than, as of the issue date of the notes, CTI Guangzhou and, subsequently, any other subsidiary prohibited by applicable law, regulation or order from issuing a guarantee of the notes).

We may redeem all but not less than all of the 8.75% notes in the event we have to pay additional amounts as a result of certain changes in taxation. We may redeem the notes, in whole or in part, on or after February 1, 2010, at the redemption prices set forth in the indenture governing the notes. In addition, prior to February 1, 2008, we may redeem up to a maximum of 35% of the original aggregate principal amount of the notes with the proceeds from one or more specified public or private offerings of our common stock at a redemption price equal to 108.75% of the principal amount of the notes. In all cases of optional redemption, we will pay principal at the redemption price specified plus accrued and unpaid interest, additional amounts, if any, thereon to, but not including, the date of redemption.

The indenture governing the 8.75% notes contains covenants that limit, among other things, our ability and the ability of certain of our existing and future subsidiaries to:

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

The net proceeds of the 8.75% notes were approximately US$121.0 million after deduction of expenses and commissions. We used the net proceeds, in part, to repay in full an existing bank loan in the outstanding amount of HK$196.7 million. The remaining net proceeds will be used for capital expenditures, including costs incurred in expanding and upgrading our Metro Ethernet network in Hong Kong, and for additional working capital and general corporate purposes.

As of August 31, 2006, the 8.75% notes were stated at the amortized cost of US$121,854,000 (HK$948,027,000), compared with the amortized costs of US$121,660,000 (HK$945,348,000) as of August 31, 2005.

As of August 31, 2006, we had available banking facilities of HK$80.0 million of which HK$78.0 million was unutilized.

Capital expenditures

In order to continue the development of our Metro Ethernet network and maintain the operations of our international telecommunications business, we plan to make total capital expenditures of approximately HK$125 million to HK$150 million in fiscal 2007. Our required capital expenditures, other than with respect to our network expansion, will be influenced to a significant degree by the rate of growth in the subscription base for our services, the expansion of our network coverage and any changes to our business plan.

Contractual Obligations and Commercial Commitments

As of August 31, 2006, we had capital commitments contracted but not provided for relating to the purchase of telecommunications, computer and office equipment of HK$80.2 million. In addition, we had commitments under non-cancelable operating leases relating to land, buildings, telecommunications facilities and computer equipment of HK$61.4 million, of which HK$40.1 million is due in fiscal 2007. We also had commitments on program fees of HK$12.5 million, of which HK$7.6 million is due in fiscal 2007. As of August 31, 2006 we utilized HK$2.0 million of the HK$80 million available banking facilities.

The following table sets forth information regarding our aggregate payment obligations in future years of the contractual obligations and commercial commitments that we had as of August 31, 2006.

	Payments due by period
Contractual Obligations	Total	Within 1 year	More than 1 year but within 3 years	More than 3 years but within 5 years	More than 5 years
	(Thousands of HK$)
Capital expenditure items	80,240	80,240	—	—	—
Operating leases	61,438	40,093	12,776	2,169	6,400
Short-term and long-term debt (principal and interest payments)	1,655,028	86,409	171,244	170,115	1,227,260
Programming fees (IP-TV)	12,526	7,638	4,888	—	—

Total	1,809,232	214,380	188,908	172,284	1,233,660

Our working capital as of August 31, 2006 was HK$416.5 million, which we believe is sufficient for our current requirements. Further, we believe that our current cash and cash equivalents and cash flow from operations will be sufficient to meet our anticipated cash needs, including for working capital, capital expenditure, repayment of our indebtedness and various contractual obligations, for at least the next 12 months. However, if our customer demand changes significantly due to rapid technological changes, if we are not able to successfully compete with local and foreign entrants into the market, or if we fail to maintain or obtain the necessary license renewals from the Telecommunications Authority, this could have a significant adverse impact on our cash flows from operations, which could effect our ability to make planned capital expenditures as well as meet scheduled payments on the 8.75% notes, our various operating and capital leases commitments and amounts due under banking facilities.

C. Research and development, patents and licenses

We commit considerable resources to our research and development department in order to continuously improve our services and improve our market position. As of August 31, 2006, our research and development team consisted of 50 staff members experienced in systems design, engineering, telecommunications and computer programming. Our research and development department is primarily responsible for assessing and adapting the technology that we employ in upgrading and expanding our Metro Ethernet network. To identify and develop new market opportunities, the research and development team assesses new services offered by telecommunications and internet companies in the United States and elsewhere and works closely with our marketing department. Our research and development expenditures were approximately HK$6.0 million, HK$11.0 million and HK$9.6 million for fiscal 2004, 2005 and 2006, respectively.

D. Trend information

During fiscal 2006, our international telecommunications business experienced a 16.8% decline in volume to 788.0 million minutes, which combined with the lower revenue per minute, resulted in a 21.5% reduction in our international telecommunications revenues to HK$418.3 million in fiscal 2006. The principal reason for this decline was the intense competition, as our key competitors introduced highly aggressive price cuts. We expect that such decline will continue in future. Rather than directly competing on price, our strategy is to proactively migrate our international telecommunications customers to our FTNS global “2b” VOIP service which we believe will enable us to obtain higher margins and provide us with access to a wider addressable market.

Our revenues from our fixed telecommunications network services grew by 13.8% to HK$716.6 million in fiscal 2006 despite a fall in the subscription base of our fixed telecommunications network services of 2.2% to 617,000 subscriptions as of August 31, 2006. The revenue growth was attributable to our success in raising revenue yields per subscription.

E Off-Balance Sheet Arrangements

Other than as described above in “— Critical Accounting Policies” and note 28 to our Consolidated Financial Statements, we have not entered into any off-balance-sheet arrangements with any entities or individuals.

F. Tabular disclosure of contractual obligations.

See “Liquidity and Capital Resources” above in this Item 5.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

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

The following table sets forth certain information concerning our directors and senior management as of January 17, 2007.

Name	Age	Position	Date Joined City Telecom
Board of Directors:
WONG Wai Kay, Ricky	45	Chairman	1992
CHEUNG Chi Kin, Paul	49	Chief Executive Officer	1992
LAI Ni Quiaque	37	Chief Financial Officer	2004
CHENG Mo Chi, Moses	56	Non-Executive Director	1997
LEE Hon Ying, John	60	Independent Non-Executive Director	1997
CHAN Kin Man	47	Independent Non-Executive Director	1997
PEH Tun Lu, Jefferson	47	Independent Non-Executive Director	2004

Senior Management:
CHONG Kin Chun, John	44	Director, Corporate Division	1996
LO Sui Lun	42	Director, Network Development	1998
YEUNG Chu Kwong, William	46	Chief Operating Officer	2005
CHANG, Stephen	43	Chief Technology Officer	2006
HARE Kai Tamara	48	General Counsel	2007

Executive Directors

Mr. WONG Wai Kay, Ricky, aged 45, is the co-founder and chairman of City Telecom. He is responsible for our overall strategic planning and management. Mr. Wong holds a bachelor’s degree in science from The Chinese University of Hong Kong and has over 20 years’ experience in the telecommunications and computer industries. Mr. Wong has worked at a major U.S.-listed computer company as a marketing representative and was responsible for the marketing and the distribution of computer products in Hong Kong from 1985 to 1989. He was also a co-founder and director of a company principally engaged in the import and distribution of computer systems in Canada prior to co-founding City Telecom. Mr. Wong is a first cousin of Mr. Cheung Chi Kin, Paul, our chief executive officer.

Mr. CHEUNG Chi Kin, Paul, aged 49, is the co-founder and chief executive officer of City Telecom. He is responsible for our day-to-day operations and technological research, development and support activities. Mr. Cheung graduated with a diploma of advanced programming and system concepts design from Herzing Institute, Canada. He has more than 25 years’ experience in the telecommunications and computer industries. Mr. Cheung has worked in companies engaged in application software development and computer consultancy prior to co-founding City Telecom. Mr. Cheung is a first cousin of Mr. Wong Wai Kay, Ricky, our chairman.

Mr. LAI Ni Quiaque, aged 37, is our chief financial officer. Mr. Lai joined City Telecom in May 2004 and is responsible for our financial and human resources functions. Mr. Lai has 14 years’ experience in telecommunications industry research and finance. Prior to joining City Telecom, Mr. Lai was the Director and Head of Asia Telecom Research for Credit Suisse First Boston, having spent eight years with the firm. Before that, Mr. Lai held positions with Hongkong Telecom and Kleinwort Benson Securities (Asia). Mr. Lai holds a Bachelor of Commerce degree from the University of Western Australia and is a qualified member of the Australian Society of CPAs.

Non-executive Director

Mr. CHENG Mo Chi, Moses, aged 56, was re-designated as a non-executive director of City Telecom with effect from September 30, 2004. He was appointed as an independent non-executive director of the Company since June 17, 1997 and a member of the Audit Committee since its establishment on March 22, 1999. He is the senior partner of P.C. Woo & Co., a firm of solicitors and notaries in Hong Kong, the Founder Chairman of the Hong Kong Institute of Directors of which he is now the Honorary President and Chairman Emeritus, the Chairman of the Council and Court of the Hong Kong Baptist University and the Football Betting and Lotteries Commission. Mr. Cheng was appointed a member of the Legislative Council of Hong Kong from 1991 to 1995.

Independent Non-executive Directors

Mr. LEE Hon Ying, John, aged 60, is managing director of Cyber Networks Consultants Company in Hong Kong. He was the Regional Director, Asia Pacific, of Northrop Grumman — Canada Ltd. He was previously the director of network services of Digital Equipment (HK) Limited and prior to that, worked for Cable & Wireless HKT and Hong Kong Telecom. He is a chartered engineer and a member of each of the Institution of Electronic and Radio Engineers, the United Kingdom and the Hong Kong Institution of Engineers and the Hong Kong Computer Society. He received a master’s degree in information systems from The Hong Kong Polytechnic University in 1992. In addition, he is the Territory Vice-President of the Society of St. Vincent de Paul of Asia and Oceania, which is an international charity body. He is the Chairperson of the Catholic Diocese of Hong Kong Diocesan for Hospital Pastoral Care. Mr. Lee has been a director of City Telecom since June 1997.

Dr. CHAN Kin Man, aged 47, is an associate professor of the Department of Sociology of The Chinese University of Hong Kong, specializing in the state-society relations in China and Hong Kong. He received a Bachelor of Social Science degree from The Chinese University of Hong Kong in 1983 and a doctor of philosophy degree from Yale University in the U.S. in 1995. Dr. Chan has been a director of City Telecom since June 1997.

Mr. PEH Tun Lu, Jefferson, aged 47, is a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants and a Certified Practicing Accountant of CPA Australia. Mr. Peh holds a Master’s degree in business from the University of Technology, Sydney. He has over 24 years of experience in finance, accounting and management with listed and private companies in Hong Kong and Australia. Mr. Peh has been a director of City Telecom since September 2004.

Senior Management

Mr. CHONG Kin Chun, John, aged 44, is the director of our corporate division. He is responsible for sales, marketing and development of our international telecommunications services and fixed telecommunications network services for our business and corporate customers. Mr. Chong joined City Telecom in February 1996 and was appointed as an executive director in June 1997. He holds a bachelor’s degree in arts from the University of Hong Kong. Mr. Chong worked as a general manager overseeing product management and the sales force of a listed telecommunications products company in Hong Kong from 1987 to 1996.

Mr. LO Sui Lun, aged 42, is the director of network development. He is responsible for the engineering and development of our fixed telecommunications network. He joined City Telecom in September 1998 and was promoted to the title of director in 1999. Prior to joining City Telecom, Mr. Lo worked for PCCW-HKT (formerly known as “Cable & Wireless HKT”) for nine years, gaining experience in network planning and undersea cable investment. Mr. Lo holds a bachelor’s degree in sciences in electronics from The Chinese University of Hong Kong and a master’s degree in Business Administration from the University of Strathclyde, UK.

Mr. YEUNG Chu Kwong, William, aged 46, is our chief operating officer. Mr. Yeung joined City Telecom in October 2005 and is responsible for heading our customer engagement department to oversee customer relationship management. He holds a Bachelor of Arts degree from Hong Kong Baptist University, a Master of Business Administration degree from University of Strathclyde, UK and a Master of Science degree in electronic commerce and Internet computering from The University of Hong Kong. Mr. Yeung has more than 14 years’ experience in the telecommunications industry. Prior to joining City Telecom, Mr. Yeung was the Director of Customers Division at Smartone-Vodafone, the General Manager of Personal Communications and Retail Division at Tricom Telecom Limited, and has been an Inspector of Police in the Hong Kong Police Force.

Mr CHANG Wing Fu, Stephen, aged 43, is our chief technology officer. Mr Chang joined the group in July 2006 as Chief Information Officer and has taken up the role as the Group’s Chief Technology Officer since December 2006. He’s responsible to provide advice and assistance to the Group, to ensure that information technology is acquired and information resources are managed in a manner that is aligned with business strategy, supporting the goals and objectives of the Group and its various business units. He also overseas the Group’s Technology Development. Mr Chang graduated from Australia and holds a Masters in Information Systems Degree and a Bachelor of Science Degree from Monash University. Mr Chang has 18 years of experience in Systems Development, Project Management, Consulting and I.T.Management. Prior to joining the Group, Mr Chang was the Asia Pacific/Japan VP of Worldwide Support for a U.S. software company. Before that he was the General Manager of I.T. at SmarTone-Vodafone.

Ms. HARE Kai Tamara, aged 48, is the General Counsel –Head of Legal Department & Corporate Secretary Office. Ms. Hare has over 25 years of legal and senior management experience. For the past 6 years, she was Chief Executive Officer for a venture backed risk management software company in San Francisco. She has served several times as General Counsel and held other senior management positions for multinational companies with business focus in Asia and Western Europe. Additionally, she has extensive private legal practice work with emphasis on corporate finance and intellectual property. She was associated with well known international U.S. based law firms after receiving her Juris Doctor in 1985 from Georgetown University Law Center and Bachelors of Arts from U.C. Berkeley in 1982. Ms. Hare is a frequent lecturer and writer on the topics of cyber security and commercial practice. She is duly admitted to practice in the States of New York and California and to appear before the Southern District Court of New York.

B. Compensation

Directors’ and Senior Management’s Compensation

Our directors and senior management receive compensation in the form of salaries, housing allowances, discretionary bonuses, other allowances and benefits in kind, including our contribution to the pension schemes for such individuals.

The aggregate amount of salaries or other compensation, housing allowances, discretionary bonuses, share-based payment, other allowances and benefits in kind paid by us to our directors (not including our non-executive directors) during fiscal 2006 was approximately HK$19.7 million. We paid approximately HK$1.4 million as our contribution to the pension schemes of the directors in the year ended August 31, 2006. In addition we paid our fiscal non-executive directors fees in the aggregate amount of approximately HK$605,000 during fiscal 2006.

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

The total number of ordinary shares representing outstanding options granted under the 2002 Scheme (as defined under “Share Option Schemes” below) as of January 17, 2006 was 36,520,000. On October 21, 2004, we granted to our directors and senior managers under our 2002 Scheme options to subscribe for 14,670,000 ordinary shares. On October 21, 2004, the board of directors also proposed to grant options to subscribe for 8,000,000 ordinary shares to each of Mr. Wong Wai Kay, Ricky and Mr. Cheung Chi Kin, Paul. The proposed grants of option were approved by shareholders at our annual general meeting held on December 29, 2004. On October 3, 2005, the board of directors granted options to subscribe for 1,000,000 ordinary shares to Mr. Yeung Chu Kwong, William. The total number of ordinary shares representing outstanding options under the 1997 Scheme (as defined under “Share Option Schemes” below) as of January 17, 2006 was 528,000.

Except as discussed herein, no other payments have been paid or are payable, in respect of fiscal 2006, by us or any of our subsidiaries to our directors and senior management.

The aggregate amount of salaries or other compensation, housing allowances, other allowances and benefits in kind paid by us to our senior management during the fiscal 2006 was approximately HK$7.6 million.

For fiscal 2006, the aggregate amount accrued by us to provide pension retirement or similar benefits for our directors, senior management and other employees was approximately HK$28.0 million. (please refer to the second paragraph of this section)

C. Board Practices

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

Audit Committee

Our board of directors established an Audit Committee to ensure the impartial supervision of our accounting and business operations. The Audit Committee is comprised of three independent non-executive directors, namely, Mr. Lee Hon Ying, John (the Chairman of the Audit Committee), Dr. Chan Kin Man and Mr. Peh Tun Lu, Jefferson. Mr. Peh was appointed to the Audit Committee on September 1, 2004 and is a “financial expert” within the meaning of, and as required by the U.S. Sarbanes-Oxley Act of 2002.

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

(f)	to ensure that no director or any of his associates is involved in deciding his own remuneration.

D. Employees

The following chart sets forth the number of our employees by functional area as of August 31, 2006.

Employees
Information technology and engineering	731
Sales and marketing	918
Customer service	579
General administration and others	337

Total	2,565

The following chart sets forth the number of our employees by geographical region as of August 31, 2006.

Employees
Hong Kong	1,309
Guangzhou	1,226
Canada	30

Total	2,565

As of August 31, 2004, 2005 and 2006, we had 3,583, 3,896 and 2,565 employees, respectively. In connection with the transfer of our calling center operations to Guangzhou, China, we have hired over 1,200 customer service representatives and back office employees to staff that facility. Our total number of employees decreased in fiscal 2006. The reduction in staff was achieved on a planned basis with re-engineering of processes to ensure service continuation. Multiple operational processes were reviewed and consolidated to enhance efficiency and improve quality. We have also outsourced some of our operations, which helped to reduce non-essential staff functions. We have not experienced any work slowdowns or stoppages and we consider our relations with our employees to be good.

E. Share Ownership

Share Ownership

The following chart sets forth the share ownership of our directors and senior management as of January 17, 2007.

Title of Class	Identity of Person or Group	Number of Shares Beneficially Owned(13)		Percentage of Shares Beneficially Owned (%)(3)	Share Options
Ordinary Shares	Wong Wai Kay, Ricky	318671261	(1)	51.89	14,000,000	(4)
Ordinary Shares	Cheung Chi Kin, Paul	34,275,738	(2)	5.6	14,000,000	(5)
Ordinary Shares	Lai Ni Quiaque	8,560,000		1.39	9,000,000	(6)
Ordinary Shares	Chong Kin Chun, John	1,574,000		Less than 1.0	3,500,000	(7)
Ordinary Shares	Lo Sui Lun	700,000		Less than 1.0	2,000,000	(8)
Ordinary Shares	Yeung Chu Kwong, William	Nil		Nil	4,000,000	(9)
Ordinary Shares	Chang Wing Fu Stephen	Nil		Nil	1,000,000	(10)

(1)	Of the 318,671,261 shares, 318,516,999 shares are beneficially owned through Mr. Wong’s approximately 35% interest in Top Group International Limited, or Top Group and 154,262 shares are owned personally by him.
(2)	Of the 34,275,738 shares, 10,508,000 are personally owned by Mr. Cheung and 23,767,738 shares are beneficially owned through Mr. Cheung’s 50% interest in Worship Limited
(3)	Percentage ownership is based on 614,175,404 shares issued and outstanding as of January 9, 2007.
(4)	Options to subscribe for 8,000,000 shares were granted to Mr. Wong for a purchase price of HK$1.0, at an exercise price of HK$1.54 per share and exercisable on or before October 20, 2014 in the following manner: (i) 4,000,000 on or after January 5, 2005, (ii) 2,000,000 on or after January 1, 2006 and (iii) 2,000,000 on or after January 1, 2007. The grant of option was proposed on October 21, 2004 and approved by shareholders at our annual general meeting held on December 29, 2004. Options to subscribe for 6,000,000 shares were granted to Mr. Wong on May 22, 2006 for a purchase price of HK$1.00, at an exercise price of HK$0.66 per share and exercisable on or before May 21, 2016 in the following manner: (i) 2,000,000 on or after 22 May 2007, (ii) 2,000,000 on or after 22 May 2008; and (iii) 2,000,000 on or after 22 May 2009.
(5)	Options to subscribe for 8,000,000 shares were granted to Mr. Cheung for a purchase price of HK$1.0, at an exercise price of HK$1.54 per share and exercisable on or before October 20, 2014 in the following manner: (i) 4,000,000 on or after January 5, 2005, (ii) 2,000,000 on or after January 1, 2006 and (iii) 2,000,000 on or after January 1, 2007. The grant of option was proposed on October 21, 2004 and approved by shareholders at our annual general meeting held on December 29, 2004. Options to subscribe for 6,000,000 shares were granted to Mr. Cheung on 22 May 2006 for a purchase price of HK$1.00, at an exercise price of HK$0.66 per share and exercisable on or before May 21, 2016 in the following manner: (i) 2,000,000 on or after 22 May 2007 , (ii) 2,000,000 on or after 22 May 2008; and (iii) 2,000,000 on or after 22 May 2009.
(6)	Options to subscribe for 6,000,000 shares were granted to Mr. Lai on June 3, 2004 for a purchase price of HK$1.0, at an exercise price of HK$1.47 per share and exercisable on or before June 2, 2014 in the following manner: (i) 5,000,000 on or after May 1, 2005, and (ii) 1,000,000 on or after May 1, 2006. Options to subscribe for 3,000,000 shares were granted to Mr. Lai on 22 May 2006 for a purchase price of HK$1.00, at an exercise price of HK$0.66 per share and exercisable on or before May 21, 2016 in the following manner: (i) 1,000,000 on or after 22 May 2007 , (ii) 1,000,000 on or after 22 May 2008; and (iii) 1,000,000 on or after 22 May 2009.

(7)	Options to subscribe for 2,000,000 shares were granted to Mr. Chong on October 21, 2004 for a purchase price of HK$1.0, at an exercise price of HK$1.54 per share and exercisable on or before October 20, 2014 in the following manner: (i) 1,000,000 on or after January 1, 2005, (ii) 500,000 on or after January 1, 2006, and (iii) 500,000 on or after January 1, 2007. Options to subscribe for 1,500,000 shares were granted to Mr. Chong on 22 May 2006 for a purchase price of HK$1.00, at an exercise price of HK$0.66 per share and exercisable on or before May 21, 2016 in the following manner: (i) 500,000 on or after 22 May 2007, (ii) 500,000 on or after 22 May 2008; and (iii) 500,000 on or after 22 May 2009.
(8)	Options to subscribe for 500,000 shares were granted to Mr. Lo on October 21, 2004 for a purchase price of HK$1.0, at an exercise price of HK$1.54 per share and exercisable on or before October 20, 2014 in the following manner: (i) 200,000 on or after January 1, 2005, (ii) 200,000 on or after January 1, 2006, and (iii) 100,000 on or after January 1, 2007. Options to subscribe for 1,500,000 shares were granted to Mr. Lo on 22 May 2006 for a purchase price of HK$1.00, at an exercise price of HK$0.66 per share and exercisable on or before May 21, 2016 in the following manner: (i) 500,000 on or after 22 May 2007, (ii) 500,000 on or after 22 May 2008; and (iii) 500,000 on or after 22 May 2009.
(9)	Options to subscribe for 1,000,000 shares were granted to Mr. Yeung on October 3, 2005 for a purchase price of HK$1.0, at an exercise price of HK$0.81 per share and exercisable on or after October 1, 2006 but before October 2, 2015. Options to subscribe for 3,000,000 shares were granted to Mr. Yeung on 22 May 2006 for a purchase price of HK$1.00, at an exercise price of HK$0.66 per share and exercisable on or before May 21, 2016 in the following manner: (i) 1,000,000 on or after 22 May 2007, (ii) 1,000,000 on or after 22 May 2008; and (iii) 1,000,000 on or after 22 May 2009.
(10)	Options to subscribe for 1,000,000 shares were granted to Mr. Chang on 3 July 2006 for a purchase price of HK$1.00, at an exercise price of HK$0.68 per share and exercisable on or before July 2, 2016 in the following manner: (i) 300,000 on or after 3 July 2007, (ii) 300,000 on or after 3 July 2008; and (iii) 400,000 on or after 3 July 2009.
(11)	Beneficial ownership is determined in accordance with the rules of the SEC.

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

Through January 17, 2007, the Board had adopted four resolutions pursuant to the 2002 Scheme. The total number of options granted in the resolutions pursuant to the 2002 Scheme as of January 17, 2007 is 33,760,000, of which 710,000 have been exercised, 32,590,000 are outstanding and 460,000 have lapsed, been forfeited or cancelled.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth certain information regarding ownership of our ordinary shares as of January 17, 2007 by all persons who are known to us to own beneficially 5% or more of our ordinary shares.

Title of Class	Identity of Person or Group	Beneficially Owned(6)		Percentages of Shares Beneficially Owned (%)(1)
Ordinary Shares	Wong Wai Kay, Ricky	318,671,261	(2)	51.89
Ordinary Shares	Cheung Chi Kin, Paul	34,275,738	(3)	5.6
Ordinary Shares	Top Group International Limited	318,516,999		51.86
Ordinary Shares	Leung Ka Pak	318,516,999	(4)	51.86
Ordinary Shares	Yau Ming Yan, Andrew	318,516,999	(4)	51.86
Ordinary Shares	EK Investment Management Limited	67,900,000	(5)	11.06

(1)	Percentage ownership is based on 614,175,404 shares issued as of January 9, 2007.
(2)	Of the 318,671,261 shares, 318,516,999 shares are beneficially owned through Mr. Wong’s approximately 35% interest in Top Group International Limited, or Top Group and 154,262 shares are owned personally by him.
(3)	Of the 34,275,738 shares, 10,508,000 are personally owned by Mr. Cheung and 23,767,738 shares are beneficially owned through Mr. Cheung’s 50% interest in Worship Limited. The shareholdings of Mr. Cheung were reduced from 329,024,999 to 34,275,738.
(4)	The 318,516,999 shares are beneficially owned through Mr. Leung’s 21% and Mr. Yau’s 9.8% interest in Top Group International Limited.
(5)	The 67,900,000 shares owned by EK Investment Management Limited is the number of shares as notified to us by EK Investment Management Limited as of August 15, 2005.
(6)	Beneficial ownership is determined in accordance with the rules of the SEC.

As of December 2006, there were fifteen registered holders of 1,666,712 of our American depositary shares in the United States, consisting of approximately 5.43% of our outstanding shares.

All shareholders own ordinary shares and enjoy the same voting rights with respect to each share.

Top Group International Limited is a holding company incorporated in British Virgin Islands with no active operations. Top Group has two directors, Mr. Wong Wai Kay, Ricky and Mr. Cheung Chi Kin, Paul, who are our chairman and chief executive officer. Mr. Leung Ka Pak and Mr. Yau Ming Yan, Andrew are the two other shareholders of Top Group.

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

B. Related Party Transactions

For the period since the beginning of our preceding three financial years up to the date of this document, we were a party to the following related party transactions.

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

As of August 31, 2006, we had received approximately HK$0.3 million from Takua.

The transaction has been completed as at August 31, 2006 and there was no outstanding amount due from Takua.

Contracts with Our Directors and Senior Management

All of our directors and senior management have employment service agreements with us except for our recently appointed Chief Financial Officer who will enter into an employment service contract after approval from the Remuneration Committee. Certain of our directors and senior management receive housing allowances, pensions and bonuses. In addition, some of our directors are also senior management of City Telecom and these persons may also have the ability to make significant business decisions effecting our operations. See Item 6 “Directors and Senior Management” of this annual report for details concerning these arrangements.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

See pages F-1 – F-59 following Item 19.

Legal and Regulatory Proceedings

We are currently involved in four material legal or regulatory proceedings. They are described below:

People’s Telecom. In March 2004, we asked the Telecommunications Authority to make a determination on the level of charges to be paid by China Resources Peoples Telephone Company Limited, or People’s Telecom, for direct interconnection between its mobile network and our Metro Ethernet network and the effective date of such charges under the Telecommunications Ordinance. In May 2004, the Telecommunications Authority confirmed to People’s Telecom and HKBN that mobile operators should pay interconnection charges to fixed network operators, including ourselves, in accordance with the existing charging principles provided by the Telecommunications Authority. In August 2004, the Telecommunications Authority agreed to make a determination regarding the level and effective date of interconnection charges payable to us by People’s Telecom. In March 2006, the Telecommunications Authority issued a preliminary analysis and requested comments from HKBN. HKBN submitted its response to the Telecommunications Authority in July 2006 and September 2006 respectively. These proceedings are still in progress and the Telecommunications Authority is considering the submissions, information and comments submitted by both parties. The Telecommunications Authority has not yet reached any conclusion.

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

No dividends were declared in fiscal 2005 and 2006.

B. Significant Changes

None

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ordinary shares were listed under the number “1137” on the Stock Exchange of Hong Kong Limited (the “SEHK”) on August 4, 1997. Our American depositary shares, each representing 20 ordinary shares, were listed under the symbol “CTEL” on the Nasdaq on November 3, 1999. Our 8.75% notes were listed under the ISIN codes of US178677AA87 and USY16599AA30 on the Singapore Exchange Securities Trading Limited (“SGX-ST”) on January 24, 2005. The 8.75% notes were subsequently exchanged for registered notes with ISIN code US178677AB60 pursuant to a registration statement under the U.S. Securities Act of 1933 on June 24, 2005.

The price of our ordinary shares on the SEHK as of its close of trading on January 17, 2007 was HK$0.60 per share. The table below shows the high and low closing prices of the shares on the SEHK since listing.

	Price
	High	Low
	(In HK$)
2001	0.890	0.420
2002	1.690	0.740
2003	3.375	1.320
2004	2.975	1.310
2005	1.530	0.550

2004
January to March	2.975	2.400
April to June	2.525	1.310
July to September	1.930	1.390
October to December	1.690	1.460

2005
January to March	1.530	1.300
April to June	1.280	0.790
July to September	0.930	0.780
October to December	0.920	0.550

2005
July	0.930	0.850
August	0.900	0.820
September	0.860	0.780
October	0.920	0.760
November	0.870	0.640
December	0.700	0.550

2006
January	0.670	0.560
February	0.730	0.590
March	0.780	0.610
April	0.830	0.650
May	0.750	0.580
June	0.720	0.600
July	0.730	0.650
August	0.720	0.670
September	0.700	0.630
October	0.680	0.600
November	0.770	0.590
December	0.850	0.720

2007
January (through January 23, 2007)	1.650	0.800

The price of our American depositary shares on Nasdaq as of its close of trading on January 17, 2007 was US$1.59 per American depositary share. The table below shows the high and low closing prices of the American depositary shares on Nasdaq since listing.

	Price
	High	Low
	(In US$)
2000	20.500	1.125
2001	2.400	1.030
2002	4.350	2.600

	Price
	High	Low
	(In US$)
2003	9.550	3.080
2004	7.720	3.320
2005	3.980	1.370

2004
January to March	7.720	5.900
April to June	6.570	3.320
July to September	4.960	3.410
October to December	4.600	3.710

2005
January to March	3.980	3.190
April to June	3.160	1.970
July to September	2.320	1.900
October to December	2.440	1.370

2005
July	2.300	2.100
August	2.320	2.060
September	2.140	1.900
October	2.440	1.910
November	2.080	1.640
December	1.700	1.370

2006
January	1.590	1.440
February	1.890	1.460
March	1.970	1.670
April	2.010	1.750
May	1.880	1.350
June	2.610	1.400
July	1.790	1.510
August	1.800	1.570
September	1.780	1.510
October	1.700	1.270
November	1.850	1.400
December	2.500	1.510
2007
January through (January 23, 2007)	7.100	1.900

B. Plan of distribution

Not applicable

C. Markets

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

D. Selling shareholders

Not applicable

E. Dilution

Not applicable

F. Expenses of the issue

Not applicable

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable

B. Memorandum and Articles of Association

Described below is a summary of certain provisions of our Memorandum and Articles of Association (the “Articles”), as amended on December 29, 2004 and December 29, 2005 and currently in effect, and, where relevant, the Companies Ordinance (Chapter 32 of the laws of Hong Kong) (the “Companies Ordinance”). As this is a summary, it does not contain all the information that may be important to you. You should therefore read our complete Articles if you would like additional information, which were filed with the U.S. Securities and Exchange Commission as an exhibit 1 to the annual report on Form 20-F for fiscal 2005 and is incorporated by reference herein.

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

C. Material Contracts

Other than such contracts as are described in our disclosure in Item 7 “Major Shareholders and Related Party Transactions – Related Party Transactions”, we have not entered into any material contracts outside the ordinary course of our business within the two years preceding the date of this annual report.

D. Exchange Controls

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

E. Taxation

The following provides a general outline of the material tax considerations that may be relevant to a decision to own or dispose of our American depositary shares or shares but does not purport to deal with the tax consequences applicable to all categories of investors. Prospective investors should consult their own professional advisers on the Hong Kong, United States and overall tax implications of investing, holding or disposing the American depositary shares or shares under the laws of the countries in which they are liable to taxation. The discussion below is applicable to both U.S. and non-U.S. citizens as an investor.

Hong Kong Taxation

Tax on dividends

No tax is payable in Hong Kong by withholding or otherwise in respect of dividends paid by City Telecom.

Profits tax

No tax is imposed in Hong Kong in respect of gains from the sale of our shares and American depositary shares, unless all the following three factors are present:

(i)	such gain is derived from or arising in Hong Kong;

(ii)	such gain is attributable to a trade, profession or business carried on in Hong Kong; and

(iii)	the property in question such as shares and American depositary shares was not a capital asset of that trade, profession or business.

Taxable gains will be subject to Hong Kong profits tax which is currently imposed on corporations at the rate of 17.5% and on unincorporated business or individuals.

Gains from sales of our shares, which are effected on the Hong Kong Stock Exchange, will be considered to be derived from or arising in Hong Kong. Liability to Hong Kong profits tax in respect of such gains would arise if the Shares were not held as capital assets and the gains are attributable to a business, trade or profession carried out in Hong Kong.

Gains from sales of our American depositary shares will be considered to be derived from or arising in Hong Kong if the relevant purchase or sales contracts are negotiated and concluded in Hong Kong, and such gains will be subject to Hong Kong profits tax in the case of those persons dealing or trading in the American depositary shares as part of their business being carried out in Hong Kong. In any case of an exchange of any American depositary receipts evidencing American depositary shares for certificates representing shares, any gain on subsequent disposition of such shares will be the difference between the initial price of American depositary shares and the market value of such shares at the date of disposition.

Stamp duty

A sale or purchase of shares is subject to Hong Kong stamp duty which is payable by the seller and the purchaser in equal shares at the rate of HK$1.00 per HK$1,000 or part thereof by reference to the value of the consideration paid or the market value of the shares on the Hong Kong Stock Exchange or otherwise on the date the contract note for the sale or purchase is executed, whichever is greater. If, in the case of a sale or purchase of the shares by a person who is not resident in Hong Kong, the stamp duty on either or both of the contract notes is not paid, the transferee will be liable to pay stamp duty on the instrument of transfer in an amount equal to the unpaid duty. If the stamp duty is not paid on or before the due date, a penalty of up to ten times the duty payable may be imposed. In addition, a fixed duty of HK$5.00 is currently payable on any instrument of transfer of shares.

Upon the exchange of any American depositary receipts evidencing American depositary shares for certificates representing shares, or exchange of shares for American depositary receipts evidencing American depositary shares, stamp duty aggregating HK$1.00 per HK$1,000 or part thereof is payable in addition to the depositary’s charges, if any. Investors are not liable for stamp duty on the issuance of the American depositary shares upon the initial deposit of shares issued directly to the depositary or for the account of the depositary. No Hong Kong stamp duty is payable upon the transfer of American depositary receipts evidencing our American depositary shares if such American depositary receipts are not maintained on a register in Hong Kong.

Tax treaty

There is currently no reciprocal tax treaty between Hong Kong and the U.S. regarding withholding.

United States Taxation

Certain U.S. Federal Income Tax Considerations

The following is a summary of certain United States federal income tax considerations that are anticipated to be material to the purchase, ownership, and disposition of our shares or American depositary shares by U.S. Holders, as defined below. This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed U.S. Treasury regulations, published rulings and court decisions, all as in effect on the date hereof. These laws are all subject to change or different interpretation, possibly on a retroactive basis. This summary does not discuss all aspects of United States federal income taxation which may be important to particular investors in light of their individual investment circumstances, such as investors subject to special tax rules including: partnerships, financial institutions, insurance companies, broker-dealers, tax-exempt organizations, and, except as described below, non-U.S. Holders, or to persons that will hold our shares or American depositary shares as part of a straddle, hedge, conversion, or constructive sale transaction for United States federal income tax purposes or that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any foreign, state, or local tax considerations. This summary assumes that investors will hold our shares or American depositary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code.

Each prospective investor is urged to consult its own tax advisor regarding the United States federal, state, local, and foreign income and other tax considerations of the purchase, ownership, and disposition of our shares or American depositary shares.

For purposes of this summary, a U.S. Holder is a beneficial owner of shares or American depositary shares that is for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity that is taxable as a corporation, created in or organized under the laws of the United States or any State or political subdivision thereof;

•	an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source;

•	a trust the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust; or

•	a trust that was in existence on August 20, 1996, was treated as a United States person, for United States federal income tax purposes, on the previous day, and elected to continue to be so treated.

A beneficial owner of our shares or American depositary shares that is not a U.S. Holder is referred to herein as a “Non-U.S. Holder.”

A foreign corporation will be treated as a “passive foreign investment company” or “PFIC”, for United States federal income tax purposes, if 75% or more of its gross income consists of certain types of “passive” income or 50% or more of its assets are passive for any year. Based on our current and projected income, assets, and activities, we presently believe that we are not a PFIC in the current year and do not anticipate becoming a PFIC in the future. This is, however, a factual determination made on an annual basis. Because the classification of certain of our assets for United States federal income tax purposes is uncertain, the PFIC rules are subject to administrative interpretation, and the relevant facts may change in the future, however, no assurance can be given that we are not or will not be treated as a PFIC. The discussion below under “U.S. Holders-Dividends” and “U.S. Holders-Sale or Other Disposition of Shares or American depositary shares,” assumes that we will not be subject to treatment as a PFIC for United States federal income tax purposes. If we were currently or were to become a PFIC, U.S. Holders would be subject to special rules and a variety of potentially adverse tax consequences under the Code. See “PFIC Considerations” below.

U.S. Holders

For United States federal income tax purposes, a U.S. Holder of an American depositary share will be treated as the owner of the proportionate interest of the shares held by the depositary that is represented by an American depositary share and evidenced by such American depositary share. Accordingly, no gain or loss will be recognized upon the exchange of an American depositary share for the holders’ proportionate interest in the shares. A U.S. Holder’s tax basis in the withdrawn shares will be the same as the tax basis in the American depositary share surrendered therefore, and the holding period in the withdrawn shares will include the period during which the holder held the surrendered American depositary share.

Dividends. Any cash distributions paid by us out of our earnings and profits, as determined under United States federal income tax principles, will be subject to tax as ordinary dividend income and will be includible in the gross income of a U.S. Holder upon actual or constructive receipt. Cash distributions paid by us in excess of our earnings and profits will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in our shares or American depositary shares, and thereafter as gain from the sale or exchange of a capital asset. Dividends paid in Hong Kong dollars will be includible in income in a United States dollar amount based on the United States dollar to Hong Kong dollar exchange rate prevailing at the time of receipt of such dividends by the depositary, in the case of American depositary shares, or by the U.S. Holder, in the case of shares held directly by such U.S. Holder. U.S. Holders should consult their own tax advisors regarding the United States federal income tax treatment of any foreign currency gain or loss recognized on the subsequent conversion of Hong Kong dollars received as dividends to United States dollars. Dividends received on shares or American depositary shares will not be eligible for the dividends received deduction allowed to corporations.

Under current law, “qualified dividend income” received by an individual after December 31, 2002 and before January 1, 2009 is subject to United States federal income tax rates lower than those applicable to ordinary income. The top federal income tax rate on such qualifying dividends received by an individual is 15%, or 5% for those individuals whose incomes fall in the 10- or 15- percent brackets. Based upon our existing and anticipated future operations and current assets, we believe that we are a “qualified foreign corporation” and that our dividends paid to U.S. Holders who are individuals will be eligible to be treated as “qualified dividend income”, provided that such Holders satisfy applicable holding period requirements with respect to the American depositary shares and other application requirements. Dividends paid by foreign corporations that are classified as PFICs are not “qualified dividend income”. See “PFIC Considerations” below.

Dividends received on shares or American depositary shares generally will be treated, for United States federal income tax purposes, as income from non-U.S. sources. Such non-U.S. source income generally will be “passive income” or “financial services income” for taxable years beginning on or before December 31, 2006, and as “passive category income”, or in certain cases “general category income”, for taxable years beginning after December 31, 2006, which is treated separately from other types of income for purposes of computing the foreign tax credit. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on shares or American depositary shares. U.S. Holders who do not elect to claim a foreign tax credit for federal income tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which the U.S. Holder elects to do so for all creditable foreign income taxes.

In addition, the United States Treasury has expressed concerns that parties to whom depositary shares are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by the holders of American depositary shares. Accordingly, the analysis of the creditability of foreign withholding taxes could be affected by future actions that may be taken by the United States Treasury.

Sale or Other Disposition of Shares or American depositary shares. A U.S. Holder will recognize capital gain or loss upon the sale or other disposition of shares or American depositary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such shares or American depositary shares, as each is determined in U.S. dollars. Any such capital gain or loss will be long-term if the shares or American depositary shares have been held for more than one year and will generally be United States source gain or loss. The claim of a deduction in respect of a capital loss, for United States federal income tax purposes, may be subject to limitations. If a U.S. Holder receives Hong Kong dollars for any such disposition, such U.S. Holder should consult its own tax advisor regarding the United States federal income tax treatment of any foreign currency gain or loss recognized on the subsequent conversion of the Hong Kong dollars to United States dollars.

Pursuant to recently-enacted legislation, a penalty in the amount of $10,000 in the case of a natural person and $50,000 in any other case is imposed on any taxpayer that fails to timely disclose its participation in a “reportable transaction” (as defined in Section 6011 of the Code). A taxpayer that has participated in a “reportable transaction” during the tax year must attach a disclosure statement to its United States federal income tax return. A “reportable transaction” includes a transaction generating a loss under Code Section 165 in excess of certain specified amounts (which amounts vary depending on several factors, including the status of the taxpayer as an individual, trust, partnership or corporation). Investment in shares and American depositary shares could be treated as a “reportable transaction” that must be disclosed on a U.S. Holder’s United States federal income tax return if the investment results in the taxpayer claiming a foreign currency loss on such tax return equal to or greater than the specified amount (e.g., $50,000 in the case of a taxpayer that is an individual or trust). U.S. Holders are urged to consult their own tax advisors regarding the circumstances in which an investment in shares or American depositary shares may result in a “reportable transaction” that is required to be disclosed.

PFIC Considerations

If we were to be classified as a PFIC for any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of United States federal income tax that a U.S. Holder could derive from investing in a foreign company that does not distribute all of its earnings on a current basis. In such event, a U.S. Holder of the shares or American depositary shares may be subject to tax at ordinary income tax rates on (i) any gain recognized on the sales of the shares or American depositary shares and (ii) any “excess distribution” paid on the shares or American depositary shares (generally, a distribution in excess of 125% of the average annual distributions paid by us in the three preceding taxable years). In addition, a U.S. Holder may be subject to an interest charge on such gain or excess distribution. Prospective investors are urged to consult their own tax advisors regarding the potential tax consequences to them if we are or do become a PFIC, as well as certain elections that may be available to them to mitigate such consequences.

Non-U.S. Holders

An investment in shares or American depositary shares by a Non-U.S. Holder will not give rise to any United States federal income tax consequences unless:

•	the dividends received or gain recognized on the sale of the shares or American depositary shares by such person is treated as effectively connected with the conduct of a trade or business by such person in the United States as determined under United States federal income tax law, and the dividends are attributable to a permanent establishment (or in the case of an individual, a fixed place of business) that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to U.S. taxation on a net income basis. In such cases you generally will be taxed in the same manner as a U.S. holder. If you are a corporate non-U.S. Holder, “effectively connected” dividends may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate, or

•	in the case of gains recognized on a sale of shares or American depositary shares by an individual, such individual is present in the United States for 183 days or more and certain other conditions are met. The non-U.S. Holder will be subject to United States federal income tax at a rate of 30% on the amount by which the U.S.-source capital gains exceed non-U.S.-source capital losses.

Backup Withholding and Information Reporting

In general, information reporting requirements will apply to dividends on or the proceeds received on the sale, exchange or redemption of shares or American depositary shares paid within the United States (and, in certain cases, outside the United States) to U.S. Holders other than certain exempt recipients, such as corporations, and backup withholding tax at the rate of 28% may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (or otherwise establishes, in the manner provided by law, an exemption from backup withholding) or to report dividends required to be shown on the U.S. Holder’s United States Federal income tax returns.

Backup withholding is not an additional income tax, and the amount of any backup withholding from a payment to a U.S. Holder will be allowed as credit against the U.S. Holder’s United States Federal income tax liability provided that the appropriate returns are filed.

A non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status to the payor, under penalties of perjury, on IRS Form W-8BEN.

F. Dividends and paying agents

Not applicable

G. Statement by experts

Not applicable

H. Documents on Display

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

I. Subsidiary Information

Not applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our functional currency is the Hong Kong dollar, the currency in which the majority of our revenue and related accounts receivable and expenses are denominated. Certain of the expenses of our telecommunications business are payable in other currencies, primarily the U.S. dollar. Since the exchange rate between the Hong Kong and the U.S. dollar is pegged, our operations have not been significantly affected by exchange rate fluctuations. Therefore, we do not use derivative financial instruments to manage our exchange rate exposures.

In the normal course of business, we also face other risks such as country risk, credit risk and legal risk and we do not use derivative financial instruments to hedge such risks.

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

As of August 31, 2006, we had the following significant foreign currencies denominated account balances:

As of August 31, 2006
(Thousands of HK$)
Cash and bank balances:
Denominated in U.S. dollars	153,178
Denominated in Chinese renminbi	78,357
Denominated in Canadian dollars	3,220
Long-term bank deposits:
Denominated in U.S. dollars	13,641
Other investments:
Denominated in U.S. dollars	26,633

Further, our principal long-term debt obligations are the US$125.0 million 8.75% senior notes issued in January 2005, which are denominated in U.S. dollars.

As the exchange rate of the Hong Kong dollar to the U.S. dollar has remained close to the current pegged rate of HK$7.80=$1.00 since 1983, we have not experienced significant foreign exchange gains or losses associated with that currency. The Hong Kong government could, however, change the pegged rate or abandon the peg altogether. Depreciation of the Hong Kong dollar against the U.S. dollar would generally increase our U.S. dollar expenses, and increase the amount of Hong Kong dollar revenue that we would be required to earn to meet our payment obligations under the 8.75% notes.

We also incur expenses denominated in Renminbi, the official currency of the People’s Republic of China, in connection with our Guangzhou call centre. These include the salaries that we pay to our personnel as various operating expenses that we incur to maintain our operations. As a result, we are exposed to a certain amount of foreign exchange risk based on fluctuations between the Hong Kong dollar and the Renminbi. If the Renminbi appreciates against the Hong Kong dollar, the amount of Hong Kong dollars we would be required to spend to maintain our call center would increase. Therefore, in order to limit our foreign currency risk exposure on Renminbi, we have entered into certain forward foreign exchange contracts during fiscal 2006 which matured as at August 31, 2006. In prior years, no recognition of such instrument is required under Hong Kong GAAP. However, with effect from September 1, 2005, under Hong Kong GAAP reporting, such instrument are also required to be recorded at fair value. Under U.S. GAAP reporting, all forward foreign exchange contracts are and have been recorded at fair value.

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

In prior years, no recognition of such instrument is required under Hong Kong GAAP. However, with effect from September 1, 2005, such interest rate swap instrument must be recorded at fair value, which we determined to be approximately HK$2,570,000 as of August 31, 2005 and HK$1,845,000 as of August 31, 2006. Under U.S. GAAP reporting, such interest rate swap instrument is and has been recorded at fair value. The interest rate swap agreement remains outstanding following the full repayment of our loan facility with HSBC.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

None

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

We maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed by City Telecom in reports that we file or submit under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. With the passing of the U.S. Sarbanes-Oxley Act of 2002, we have adopted additional measures to strengthen the internal controls within City Telecom, including the following:

•	Education. We asked our legal advisor to prepare a comprehensive memorandum explaining the requirements of Sarbanes Oxley and the Nasdaq Corporate Governance requirements and a memorandum discussing disclosure controls and procedures in public companies. The memoranda were circulated to members of our management. Our legal advisor also gave the following presentations: (a) a presentation to our board of directors discussing Sarbanes Oxley and the requirements placed on City Telecom as a public company in the Sarbanes Oxley era; (b) a presentation to our Chief Executive Officer, Chief Financial Officer and other senior officers discussing the “Section 302” and “Section 906” certifications and other more technical aspects of Sarbanes Oxley compliance; and (c) a presentation to our Audit Committee to discuss the unique responsibilities placed on the Audit Committee by the Sarbanes Oxley Act.

•	Disclosure Controls and Procedures. We asked our legal advisor to enhance the system of disclosure controls and procedures within City Telecom. To accomplish this goal, our legal advisor worked with selected executives to educate them on the requirements of Form 6-K and the obligations to disclose to investors and the SEC material developments that may have an impact on City Telecom or its share capital and engaged in similar discussions about these requirements with our directors and executive officers. As a result, a new process for information management has been established so that any information required to be disclosed will be recorded, processed, summarized and reported in a timely fashion and that the information will be accumulated and communicated to our management to allow timely decisions regarding required disclosure. Under the new process, the General Counsel’s office will take responsibility for identifying these material developments and determining whether to involve our legal advisor.

•	Board Committees. We adopted amendments to our Audit Committee Charter, Nominations Committee Charter, Compensation Committee Charter and Governance Committee Charter to provide more detailed operational, financial and management control procedures and guidelines.

Within the 90-day period prior to the filing of this report, an evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective. Subsequent to the date of their evaluation, there have been no significant changes in our internal controls or in other factors that could significantly affect these controls.

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

ITEM 16B. CODE OF ETHICS

All of our employees, officers and directors are bound by our code of business ethics and conduct. We adopted our code of ethics in 1995 and modified it following the passage of, and to comply with, the U.S. Sarbanes Oxley Act of 2002. Copies of our code of ethics are available free of charge upon request made to our corporate secretary. We have not made any amendment to our code of ethics since our most recently completed fiscal year. We have never granted a waiver for non-compliance with the policies and procedures set forth in the code of ethics for any employee of our company or any of our subsidiaries.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

With effect from May 13, 2005, PricewaterhouseCoopers, or PwC, tendered its resignation. KPMG was appointed as our independent auditor to fill the casual vacancy caused by the resignation of PwC until the conclusion of the annual general meeting held on December 29, 2005. A resolution was passed in the annual general meeting to reappoint KPMG as our auditor. The fees for the professional services rendered by PwC and KPMG in fiscal 2005, and by KPMG in fiscal 2006, are set forth in the table below.

For KPMG

Nature of the service	2005	2006
	(HK$ million)	(HK$ million)
Audit fees	1.3	1.8
Audit-related fees	0.2	0.3
Tax fees	—	—
All other fees	0.1	0.7

Total	1.6	2.8

For PwC

Nature of the service	2005
(HK$ million)
Audit fees	0.3
Audit-related fees	0.2
Tax fees	0.1
All other fees	—

Total	0.6

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

All Other Fees

All other fees are the aggregate fees for agreed upon procedures performed in respect of our internal control procedures over financial reporting.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

By way of a general mandate granted to our directors, the maximum aggregate nominal amount of shares that may be purchased pursuant to a mandate corresponds to 10% of the aggregate nominal amount of our issued share capital at the date the mandate was granted. In fiscal 2006, no shares were purchased under the mandate then in force.

PART III

ITEM 17. FINANCIAL STATEMENTS

City Telecom has selected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18. FINANCIAL STATEMENTS

See pages F-1 to F-59 following Item 19.

ITEM 19. EXHIBITS

(a)	See pages F-1 to F-59 following this item.
(b)	Exhibit 12 – Section 302 Certifications of each of the Chairman and Chief Financial Officer.
(c)	Exhibit 13 – Section 906 Certification of Chairman and Chief Financial Officer.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited Consolidated Financial Statements

Reports of Independent Registered Public Accounting Firm	F-2, 3

Consolidated Statements of Operations	F-4

Consolidated Balance Sheets	F-5

Consolidated Statements of Changes in Shareholders’ Equity	F-6

Consolidated Statements of Cash Flows	F-7, 8

Notes to the Consolidated Financial Statements	F-9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

City Telecom (H.K.) Limited

We have audited the accompanying consolidated balance sheets of City Telecom (H.K.) Limited and its subsidiaries (collectively referred to as the “Company”) as of August 31, 2005 and 2006, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of City Telecom (H.K.) Limited and its subsidiaries as of August 31, 2005 and 2006, and the results of their operations and their cash flows for each of the years ended August 31, 2005 and 2006, in conformity with accounting principles generally accepted in Hong Kong.

As further described in note 3 (a)-(c), in order to comply with the new and revised Hong Kong Financial Reporting Standards (“HKFRSs”) issued by the Hong Kong Institute of Certified Public Accountants, the Company changed its accounting polices for goodwill, share-based payment and financial instruments. Consequently certain amounts previously reported for the years ended August 31, 2004 and 2005 have been restated in order to comply with these new HKFRSs. Also, as further described in note 3(e) to the consolidated financial statements, the Company has restated amounts previously reported for net cash flows from operating activities and net cash flows from investing activities for the year ended August 31, 2005 to present cash outflows for term bank deposits as investing activities instead of operating activities.

Accounting principles generally accepted in Hong Kong vary in certain significant respects from accounting principles generally accepted in the United States of America. Since prior period consolidated financial statements have been restated, the significant differences between HK GAAP and US GAAP are restated accordingly. Information relating to the nature and effect of such differences is presented in note 30 to the consolidated financial statements.

/s/ KPMG

HONG KONG, CHINA

January 26, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

City Telecom (H.K.) Limited

We have audited the consolidated statement of operations, of cash flows and of changes in shareholders’ equity of City Telecom (H.K.) Limited and its subsidiaries (hereafter collectively referred to as the “Company”) for the year ended August 31, 2004, all expressed in Hong Kong Dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the consolidated financial statements audited by us present fairly, in all material respects, the results of the Company’s operations and cash flows for the year ended August 31, 2004, in conformity with accounting principles generally accepted in Hong Kong.

As discussed in note 3 to the consolidated financial statements, the Company adopted a number of new or revised Hong Kong Financial Reporting Standards effective September 1, 2005 which resulted in significant changes in the accounting policies of the Company as set out in note 3 to the consolidated financial statements.

Accounting principles generally accepted in Hong Kong vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 30 to the consolidated financial statements.

/s/ PricewaterhouseCoopers

HONG KONG, CHINA

November 23, 2004, except for Note 31, as to which the date is January 20, 2005, and except for Note 3, as to which the date is January 26, 2007

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

		Year ended August 31,
	Note	2004 (restated)	2005 (restated)	2006
		HK$	HK$	HK$
		(Amounts in thousands except per share data)
Revenue from provision of telecommunication and related services		1,169,880	1,162,059	1,134,876
Operating expenses
Network costs	4	(331,408)	(339,402)	(300,593)
Salaries and related costs		(226,737)	(259,392)	(256,721)
Sales and marketing expenses		(228,169)	(267,983)	(204,952)
General and administrative expenses		(326,804)	(395,211)	(440,672)
Provision for doubtful accounts receivable		(11,502)	(35,445)	(17,450)

Income/(loss) from operations		45,260	(135,374)	(85,512)
Interest income		3,753	13,578	20,378
Interest expense		(175)	(54,462)	(88,637)
Other income, net		2,668	6,037	4,465

Income/(loss) before taxation	5	51,506	(170,221)	(149,306)
Income tax credit/(expense)	6	(2,043)	6,725	7,244

Net income/(loss)		49,463	(163,496)	(142,062)

Earnings/(loss) per share
Basic	7	8.1 cents	(26.6) cents	(23.1) cents

Diluted	7	8.1 cents	(26.6) cents	(23.1) cents

The accompanying notes are an integral part of these consolidated financial statements.

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		August 31,
	Note	2005 (restated)	2006
		HK$	HK$
		(Amounts in thousands except number of shares and per share amounts)
ASSETS
Current assets
Cash and bank balances	20	539,591	144,917
Term bank deposits	20	92,850	237,496
Pledged bank deposits	16	90,447	87,022
Trade receivables, net	8(a)	130,010	140,598
Other receivables, deposits and prepayments	8(b)	78,758	77,583
Inventories		1,957	856
Deferred expenditure	13	12,960	10,808
Income tax receivable		535	347

Total current assets		947,108	699,627
Goodwill	9	1,066	1,066
Fixed assets, net	10	1,336,543	1,367,234
Investment securities	17	41,441	40,274
Derivative financial instruments	18	—	1,845
Long term receivables and prepayment	28	13,099	12,532
Deferred expenditure	13	8,171	1,637

Total assets		2,347,428	2,124,215

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade payables		90,762	86,385
Deposits received		15,510	16,230
Current portion of deferred services income		36,744	33,743
Other payables and accrued expenses	11	223,208	143,486
Income taxes payable		1,728	1,964
Current portion of obligation under finance lease	14	1,194	1,297

Total current liabilities		369,146	283,105
Long-term liabilities
Deferred taxation	12	10,539	353
Long-term debt and other liabilities	14	947,289	949,103

Total liabilities		1,326,974	1,232,561
Commitments and contingencies	15
Shareholders’ equity
Ordinary shares, par value $0.10 per share — 2,000,000,000 shares authorized — 614,125,404 shares issued and outstanding at August 31, 2005, 614,175,404 shares issued and outstanding at August 31, 2006	19	61,412	61,417
Share premium		619,408	620,298
Retained profits		331,742	196,289
Capital reserve		7,052	12,993
Translation reserve		840	657

Total shareholders’ equity		1,020,454	891,654

Total liabilities and shareholders’ equity		2,347,428	2,124,215

The accompanying notes are an integral part of these consolidated financial statements.

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

		Year ended August 31,
	Note	2004 (restated)	2005 (restated)	2006
		HK$	HK$	HK$
Total equity as at beginning of the year
- as previously reported		1,179,175	1,175,698	1,020,454
- adjustment arising from adoption of HKAS 39 (Financial instruments)	3(c)	—	—	6,609

As restated		1,179,175	1,175,698	1,027,063

Net loss recognized directly in equity:
Exchange adjustments on translation of the financial statements of subsidiaries		(248)	(143)	(183)

Profit/(loss) attributable to shareholders
- as previously reported		49,550	(156,531)
- prior year adjustments arising from adoption of HKFRS 2 (Share-based payment)	3(a)	(87)	(6,965)

Net profit/(loss) for the year (2005 and 2004:as restated)		49,463	(163,496)	(142,062)

2003 final dividends declared and paid		(45,789)	—	—
2004 interim dividends declared and paid		(9,158)	—	—

Movements in equity arising from capital transactions:

Equity settled share-based transaction	3(a)	87	6,965	6,823
Shares issued upon exercise of options and warrants		2,168	1,430	13

Total equity as at the end of the year	19	1,175,698	1,020,454	891,654

The accompanying notes are an integral part of these consolidated financial statements.

CITY TELECOM (H.K.) LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended August 31,
	2004 (restated)	2005 (restated)	2006
	HK$	HK$	HK$
	(Amounts in thousands)
Cash flows from operating activities
Income/(loss) before taxation	51,506	(170,221)	(149,306)
Adjustments to reconcile
Income/(loss) before taxation to net cash inflow from operating activities:
Amortization of goodwill	1,065	1,065	—
Depreciation of purchased fixed assets	195,952	236,269	275,538
Depreciation of fixed assets held under finance leases	—	380	926
Impairment loss on investment property	—	—	1,131
Amortization of deferred expenditure	1,828	12,927	13,973
Interest income	(3,753)	(13,578)	(20,378)
Interest expense	175	374	—
Interest element of finance leases	—	23	54
(Gain)/loss on disposal of fixed assets	(34)	(134)	9,621
Unrealized losses/(gain) on other investments	1,696	(300)	(668)
Amortization of incidental issuance cost	—	1,693	1,429
Interest on 10-year senior notes	—	52,372	85,235
Other borrowing costs	—	—	1,919
Equity settled share-based transaction	87	6,965	6,823
Realised and unrealized loss on derivative financial instruments	—	—	125
(Decrease)/increase in long term receivable and prepayment	(6,206)	(6,893)	567
Changes in operating assets and liabilities:
Increase in trade receivables, other receivables, deposits and prepayments	(50,382)	(29,890)	(9,413)
(Increase)/decrease in inventories	—	(1,957)	1,101
Increase in deferred expenditure	(23,391)	(12,495)	(5,287)
Increase/(decrease) in trade payables, other payables, accrued charges, deposits received	30,957	5,258	(23,652)
Increase/(decrease) in deferred service income	29,257	(2,685)	(3,001)

Net cash inflow generated from operations	228,757	79,173	186,737

Interest paid	(175)	(374)	—
Interest element of finance leases	—	(23)	(54)
Hong Kong profits tax paid	(24,011)	(805)	(961)
Overseas tax paid	(808)	(588)	(1,571)

Net cash inflow from operating activities	203,763	77,383	184,151

Investing activities
Decrease/(increase) in pledged bank deposits	2,803	(63,642)	3,425
Increase in term bank deposits	—	(92,850)	(144,646)
Purchases of fixed assets	(410,046)	(415,494)	(382,214)
Interest received	3,753	13,578	20,378
Purchase of other investments	(3,900)	—	—
Proceeds from disposal of fixed assets	1,146	968	5,676
Net proceeds from maturity of derivative financial instruments (note a)	—	—	4,639

Net cash outflow from investing activities	(406,244)	(557,440)	(492,742)

Net cash outflow before financing activities	(202,481)	(480,057)	(308,591)

(Continued)

The accompanying notes are an integral part of these consolidated financial statements.

	Year ended August 31,
	2004 (restated)	2005 (restated)	2006
	HK$	HK$	HK$
	(Amounts in thousands)
Financing activities
Proceeds from exercise of share options and warrants	2,168	1,430	13
Net proceeds from issuance of senior notes	—	943,655	—
Interest paid on senior notes	—	(52,372)	(85,235)
Proceeds from bank loan drawn	100,000	100,000	—
Repayment of bank loan	—	(200,000)	—
Repayment of capital element of finance leases	—	(497)	(1,210)
Dividend paid	(54,947)	—	—

Net cash inflow/(outflow) from financing activities	47,221	792,216	(86,432)

(Decrease)/increase in cash and bank balances	(155,260)	312,159	(395,023)
Cash and bank balances at the beginning of year	383,860	228,347	539,591
Effect of foreign exchange rate changes on cash and bank balances	(253)	(915)	349

Cash and bank balances at the end of year (note 20)	228,347	539,591	144,917

Note (a)

The amount relates to proceeds received upon maturity of the foreign exchange forward contracts during the year ended 31 August 2006.

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

As of August 31, 2006 the Company had the following principal direct and indirect subsidiaries:

			Percentage holding
Name	Place and date of establishment/operation	Issued capital	Direct	Indirect	Nature of business
963673 Ontario Limited	Canada November 12, 1991	Common CAD502,000	—	100	Investment holding in Canada
Attitude Holdings Limited	British Virgin Islands November 3, 1997	Ordinary US$1	—	100	Inactive
Automedia Holdings Limited	British Virgin Islands January 23, 2001	Ordinary US$1	100	—	Investment holding in Hong Kong
City Telecom (B.C.) Inc.	Canada February 25, 1992	Common CAD501,000	—	100	Provision of international telecommunications and dial-up internet access services in Canada
City Telecom (Canada) Inc.	Canada October 6, 1997	Common CAD100	—	100	Leasing and maintenance of switching equipment and provision of operational services in Canada
City Telecom Inc.	Canada September 19, 1991	Common CAD1,000	—	100	Provision of international telecommunications and dial-up internet access services in Canada
City Telecom International Limited	British Virgin Islands May 8, 1997	Ordinary US$5,294	100	—	Investment holding in Hong Kong
City Telecom (USA) Inc.	USA May 5, 1997	Common US$1	—	100	Inactive
Credibility Holdings Limited	British Virgin Islands December 18, 1998	Ordinary US$1	100	—	Investment holding in Hong Kong
CTI Guangzhou Customer Service Co. Ltd. (translated from the registered name in Chinese)	The People’s Republic of China (“the PRC”) April 29, 2002	Paid in capital of HK$8,000,000	100	—	Provision of administrative support services in the PRC
CTI International Limited	Hong Kong August 23, 1999	Ordinary HK$10,000,000	—	100	Inactive
CTI Marketing Company Limited	Hong Kong August 23, 1999	Ordinary HK$10,000	—	100	Provision of media marketing services in Hong Kong
Golden Trinity Holdings Limited	British Virgin Islands June 11, 1997	Ordinary US$1	100	—	Investment holding in Hong Kong

			Percentage holding
Name	Place and date of establishment/operation	Issued capital	Direct	Indirect	Nature of business
Hong Kong Broadband Network Limited	Hong Kong August 23, 1999	Ordinary HK$383,049	—	100	Provision of international telecommunications and fixed telecommunications network services in Hong Kong
IDD1600 Company Limited	Hong Kong November 4, 1998	Ordinary HK$2	—	100	Provision of international telecommunications services in Hong Kong
Global Courier Company Limited (formerly known as iStore.com Limited)	Hong Kong September 17, 1999	Ordinary HK$10,000	—	100	Inactive

2. Basis of preparation and principal accounting policies

(a) Statement of compliance

The accompanying consolidated financial statements have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (“HKFRSs”) which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. Accounting principles generally accepted in Hong Kong differ in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”), details of which are set out in note 30.

The HKICPA has issued certain new and revised HKFRSs that are effective or available for early adoption for accounting periods beginning on or after January 1, 2005. Information on the changes in accounting policies resulting from initial application of these new and revised HKFRSs for the current and prior accounting periods reflected in the accompanying consolidated financial statements is provided in Note 3.

(b) Basis of preparation

The consolidated financial statements consist of the balance sheets of the Company and all its subsidiaries as of August 31, 2005 and 2006, and the statements of operations, cash flows and changes in shareholders’ equity for the years ended August 31, 2004, 2005 and 2006.

The basis used in the preparation of the consolidated financial statements is the historical cost basis except that certain investment securities and derivative financial instruments are stated at their fair value as described in the accounting policies set out below (see Note 2(j) and 2(k)).

The preparation of financial statements in conformity with HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and underlying assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

All amounts are expressed in Hong Kong Dollars, the functional currency of City Telecom (H.K.) Limited. Unless indicated otherwise, amounts in Hong Kong Dollars have been rounded to the nearest thousand.

(c) Subsidiaries and controlled entities

A subsidiary, in accordance with the Hong Kong Companies Ordinance, is a company in which the City Telecom (H.K.) Limited, directly or indirectly, holds more than half of the issued share capital or controls more than half the voting power or controls the composition of the board of directors. Subsidiaries are considered to be controlled if the Company has the power, directly or indirectly, to govern the financial and operating policies, so as to obtain benefits from their activities.

(d) Group accounting

(i) Consolidation

A controlled subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases.

Intercompany balances and transactions and any unrealized profits arising from intercompany transactions are eliminated in full in preparing the consolidated financial statements. Unrealized losses resulting from intercompany transactions are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment.

(ii) Translation of foreign currencies

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising from these translations are dealt with in the statement of operations.

For consolidation purposes, the balance sheets of subsidiaries with functional currencies other than Hong Kong Dollars, the functional currency of City Telecom (H.K.) Limited, are translated at the rates of exchange ruling at the balance sheet date whilst the statement of operations is translated at an average rate for the year. Such exchange differences are dealt with in the statement of shareholders’ equity as translation reserves.

(e) Goodwill

Goodwill represents the excess of the cost of a business combination or an investment in an associate or a jointly controlled entity over the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities at the acquisition date. Any excess of the Company’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities over the cost of a business combination or an investment in an associate of a jointly controlled entitiy is recognized immediately in profit or loss.

Goodwill is stated at cost less accumulated impairment losses, if any. Goodwill is allocated to cash-generating units and is tested annually for impairment (see Note 2(i)). In respect of associates or jointly controlled entities, the carrying amount of goodwill is included in the carrying amount of the interest in the associate or jointly controlled entity.

On disposal of a cash generating unit, an associate or a jointly controlled entity during the year, any attributable amount of purchased goodwill is included in the calculation of the profit or loss on disposal.

(f) Investment property

Investment properties are land and/or buildings held to earn rental income and/or for capital appreciation.

Investment properties are stated in the balance sheet at cost less accumulated depreciation (see Note 2(g)) and impairment losses (see Note 2(i)), if any. Any gain or loss arising from the retirement or disposal of an investment property is recognized in the statement of operations. Rental income from investment property is accounted for as described in Note 2(u)(vi).

(g) Fixed assets

Fixed assets are stated at cost less accumulated depreciation and impairment losses.

Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives as follows:

– Buildings and investment property situated on leasehold land	over the shorter of the unexpired term of lease and their estimated useful lives of 50 years
– Furniture, fixtures and fittings	4 years
– Telecommunications, computer and office equipment	4-15 years
– Motor vehicles	4 years
– Leasehold improvements	over the shorter of the unexpired term of the leases and their expected useful lives

Where the parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reviewed annually.

Major costs incurred in restoring fixed assets to their normal working condition are charged to the statement of operations. Major improvements are capitalized and depreciated over their expected useful lives.

The gain or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognized in the statement of operations.

Under certain circumstances, the company may have obligation to dismantle part of its network upon request by concerned parties. Owing to the absence of such history, no reliable estimate can be reasonably made in respect of such potential obligation.

(h) Assets held under leases

(i) Classification of assets leased to the Company

Assets that are held by the Company under leases which transfer to the Company substantially all the risks and rewards of ownership are classified as being held under finance leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Company are classified as operating leases.

Land held for own use under an operating lease where its fair value cannot be measured separately from the fair value of a building situated thereon at the inception of the lease, is accounted for as being held under a finance lease, unless the building is also clearly held under an operating lease (see Note 2(h)(iii)).

(ii) Finance leases

Where the Company acquired the use of assets under finance leases, the amount representing the lower of the fair value of the leased asset, or the present value of the minimum lease payments is recorded in fixed assets with the corresponding liability, net of finance charges, recorded as obligations under finance leases. Depreciation and impairment losses are accounted for in accordance with the accounting policy in Note 2(g) and Note 2(i). Finance charges implicit in the lease payments are charged to profit or loss over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

(iii) Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the lessor are accounted for as operating leases. Receipts and payments made under operating leases net of any incentives received by/from the lessor are credited/charged to the statement of operations on a straight-line basis over the lease periods.

(i) Impairment of assets

(i)	Impairment of investment securities and other receivables

•	Investment securities that are stated at amortized cost and other current and non-current receivables that are stated at cost are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, any impairment loss is determined and recognized as follows:

•	For investment securities carried at amortized cost, the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets).

If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognized, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset’s carrying amount exceeding that which would have been determined had no impairment loss been recognized in prior years.

•	For current and non-current receivables that are carried at cost, the impairment loss is measured as the difference between the carrying amount and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses for receivables are reversed if in a subsequent period the amount of the impairment loss decreases.

(ii)	Impairment of other assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognized no longer exists or may have decrease:

•	fixed assets;

•	investment property; and

•	goodwill.

If any such indication exists, the asset’s recoverable amount is estimated. In addition, for goodwill, the recoverable amount is estimated annually whether or not there is any indication of impairment.

•	Calculation of recoverable amount

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

•	Recognition of impairment losses

An impairment loss is recognized in profit or loss whenever the carrying amount of an asset, or the cash generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognized in respect of cash generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

•	Reversals of impairment losses

Except in the case of goodwill, an impairment loss is reversed if there has been favorable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

A reversal of an impairment loss is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognized in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognized.

(j) Investment securities

The Company’s policies for investments in debt and equity securities are as follows:

Investments in securities held for trading are classified as current assets and are initially stated at fair value. At each balance sheet date the fair value is remeasured, with any resultant gain or loss recognized in profit or loss.

Dated debt securities that the Company has the positive ability and intention to hold to maturity are classified as held-to-maturity securities. Held-to-maturity securities are initially recognized in the balance sheet at fair value plus transaction costs. Subsequently, the securities are stated in the balance sheet at amortized cost less impairment losses (see Note 2(i)(i)).

Other investments in securities are classified as available-for-sale securities and are initially recognized at fair value plus transaction costs. At each balance sheet date the fair value is remeasured, with any resultant gain or loss being recognized directly in equity, except for impairment losses and foreign exchange gains and losses which are recognized directly in profit or loss. Where these investments are interest bearing, interest is calculated using the effective interest method and recognized in profit or loss. When these investments are derecognized, the cumulative gain or loss previously recognized directly in equity is recognized in profit or loss.

Investments are recognized on the date the Company commits to purchase the investments. Investments are derecognized when:

(i)	the contractual rights to the cash flows from the investment securities expire; or

(ii)	the Company transfers the contractual rights to receive the cash flows of the investment securities

(k) Derivative financial instruments

Derivative financial instruments are recognized initially at fair value. At each balance sheet date the fair value is remeasured. The gain or loss on remeasurement to fair value is charged immediately to profit or loss, except where the derivatives qualify for cash flow hedge accounting or hedge the net investment in a foreign operation, in which case recognition of any resultant gain or loss depends on the nature of the item being hedged.

(l) Deferred expenditure

Deferred expenditure represents customer acquisition costs incurred for successful acquisition or origination of a long-term service agreements. Such costs are deferred and amortized on a straight-line basis over the period of the underlying service subscription agreements executed with the customers. All other related advertising and marketing costs are charged to the statement of operations as incurred.

(m) Accounts receivables

Trade and other receivables are initially recognized at fair value and thereafter stated at amortized cost less impairment losses for bad and doubtful debts (see Note 2(i)(i)), except where the receivables are interest-free loans made to related parties without any fixed repayment terms or the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less impairment losses for doubtful debts (see Note 2(i)(i)).

(n) Inventories

Inventories are carried at the lower of cost and net realizable value.

Cost is determined using the first in, first out method and comprises all costs of purchase.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognized as an expense in the period in which the related revenue is recognized. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, is recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs.

For the years ended August 31 2004, 2005 and 2006, there was no write-down or provision made against inventories.

(o) Cash and pledged bank deposits

Cash consists of cash on hand, cash in bank accounts and interest-bearing savings accounts. Cash that is restricted for use or pledged as security is disclosed separately on the face of the balance sheet, and is not included in the cash total in the consolidated statements of cash flows. The pledged bank deposits represent cash maintained at a bank as security for bank facility and bank guarantees issued by the bank to third party suppliers and utility vendors (see Note 16).

(p) Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the time value of money is material, provisions are stated at present value of the expenditure expected to settle the obligation.

(q) Employee benefits

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

(ii) Profit sharing and bonus plans

Provisions for profit sharing and bonus plans are recognized when the Company has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

(iii) Retirement benefit costs

The Company contributes to defined contribution retirement schemes which are available to certain employees. Contributions to the schemes by the Company and employees are calculated as a percentage of employees’ basic salaries. The retirement benefit scheme cost charged to the statement of operations represents contributions payable by the Company to the fund. The Company’s contributions are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions.

The assets of the scheme are held separately from those of the Company in an independently administered fund.

(iv) Share-based payments

The fair value of share options granted to employees is recognized as an employee cost with a corresponding increase in a capital reserve within equity. The fair value is measured at grant date using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted. Where the employees have to meet vesting conditions before becoming unconditionally entitled to the share options, the total estimated fair value of the share options is spread over the vesting period, taking into account the probability that the options will vest.

During the vesting period, the number of share options that is expected to vest is reviewed. Any adjustment to the cumulative fair value recognized in prior years is charged/credited to the profit or loss in the year of the review, unless the original employee expenses qualify for recognition as an asset, with a corresponding adjustment to the capital reserve. On vesting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that vest (with a corresponding adjustment to the capital reserve) except where forfeiture is only due to not achieving vesting conditions that relate to the market price of the Company’s shares. The equity amount is recognized in the capital reserve until either the option is exercised or the option expires.

(r) Deferred taxation

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not be reversed in the foreseeable future.

(s) Senior notes

Long-term debt, representing senior notes, is recognized initially at fair value less direct and incremental issuance costs. Subsequent to initial recognition, the senior notes are stated at amortized cost with any difference between cost and redemption value being recognized in profit or loss over the period of the notes using the effective interest method.

In the event that the senior notes are redeemed prior to the maturity date, the unamortized notes issuance costs are charged immediately to the statement of operations.

(t) Contingent liabilities and assets

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not within the control of the Company. It can also be a present obligation arising from past events that is not recognized because it is not probable that an outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognized but is disclosed in the notes to the financial statements unless the probability of outflow of economic benefits is remote. When a change in the probability of an outflow occurs so that outflow is probable and the amount of obligation can be measured reliably, the amount is recognized as a liability.

(u) Revenue recognition

(i)	Revenue for the provision of international telecommunications and fixed telecommunications network services is recognized, when an arrangement exists, service is rendered, the fee is fixed or determinable, and collectibility is probable.

(ii)	Tariff-free period granted to subscribers of fixed telecommunications network services is recognized in the statement of operations ratably over the term of the binding service subscription agreement. Unbilled revenue represents revenue recognized in accordance with the requirements in 2(u)(i) that has not been billed to the subscriber.

(ii)	Amount received in advance for the provision of international telecommunications services using calling cards is deferred and included under deferred services revenue and subsequently recognized as revenue when the calling cards are used by customers or when the calling cards have expired.

(iii)	Amount received in advance for the provision of fixed telecommunications network services is deferred and included under deferred services revenue, and subsequently recognized as revenue on a straight-line basis over the agreed period of time stipulated in the terms of the subscription agreement.

(iv)	Revenue from the sales of products is recognized upon the transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and title has passed.

(v)	Interest income is recognized on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

(vi)	Rental income receivable under operating leases is recognized in the statement of operations in equal installments over the periods covered by the lease term. Lease incentives granted are recognized in the statement of operations as an integral part of the aggregate net lease payments receivable.

(v) Borrowing costs

Borrowing costs are expensed in profit or loss in the period in which they are incurred, except to the extent that they are capitalized as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale.

The capitalization of borrowing costs as part of the cost of a qualifying asset commences when expenditure for the asset is being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. Capitalization of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or complete.

No borrowing costs was capitalized for the year ended August 31, 2006 (2005: HK$2,047,000 and 2004: HK$3,053,000).

(w) Segment reporting

In accordance with the Company’s internal financial reporting, the Company has determined that business segment is the primary reporting format and geographical is the secondary reporting format.

Segment assets consist primarily of goodwill, fixed assets, trade and other receivables and cash and bank deposits. Segment liabilities comprise operating liabilities and exclude items such as taxation and senior notes. Capital expenditure comprises purchases of fixed assets.

In respect of geographical segment reporting, sales are reported based on the country in which the customer is located. Total assets and capital expenditure are reported based on where the assets are located.

(x) Accounting for barter transactions

When goods or services are exchanged or swapped for goods or services which are of a similar nature and value, the exchange is not regarded as a revenue generating transaction.

When goods are sold or services are rendered in exchange for dissimilar goods or services, the exchange is regarded as a transaction which generates revenue. The revenue is measured at the fair value of the goods or services rendered, adjusted by the amount of any cash or cash equivalents transferred. When the fair value of the goods or services received cannot be measured reliably, the revenue is measured at the fair value of the goods or services given up, adjusted by the amount of any cash or cash equivalents transferred.

(y) Related parties

For the purposes of these financial statements, parties are considered to be related to the Company if the Company has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Company and the party are subject to common control or common significant influence. Related parties may be individuals (being members of key management personnel, significant shareholders and/or their close family members) or other entities and include entities which are under the significant influence of related parties of the Company where those parties are individuals, and post-employment benefit plans which are for the benefit of employees of the Company or of any entity that is a related party of the Company.

3. Changes in accounting policies and prior period adjustments

The HKICPA has issued a number of new and revised HKFRSs that are effective for accounting periods beginning on or after January 1, 2005. The Company has not applied any new standard or interpretation that is not yet effective for the current accounting period (see Note 29).

The accounting policies of the Company that are described in note 2 reflect the adoption of these new and revised HKFRSs. The following sets out information on the significant changes in accounting policies for the current and prior accounting periods reflected in these financial statements.

(a) Employee share option scheme (HKFRS 2, Share-based payment)

In prior years, no amounts were recognized when employees (which term included directors) were granted share options of the Company. Upon the exercise of the options, the nominal amounts of share capital and share premium were credited by an amount equal to the option’s exercise price.

With effect from September 1, 2005, in order to comply with HKFRS 2, the Company recognizes the fair value of such share options as an expense in the statement of operations, or as an asset, if the cost qualifies for recognition as an asset with a corresponding amount credited to capital reserve within equity. The fair value of the share options is measured at the date of grant.

Where the employees are required to meet vesting conditions before they become entitled to the options, the Company recognizes the fair value of the options granted over the vesting period. Otherwise, the Company recognizes the fair value in the period in which the options are granted.

Upon exercise of the options, the related capital reserve is transferred to share capital and share premium. If the options lapse, the related capital reserve is transferred to share premium.

This new accounting standard has been applied retrospectively with comparatives restated in accordance with HKFRS 2, except that the Company has taken advantage of the transitional provisions set out in paragraph 53 of HKFRS 2 under which the new recognition and measurement policies have not been applied to the following options:

(i) all options granted to employees on or before November 7, 2002; and

(ii) all options granted to employees after November 7, 2002 but which had vested before September 1, 2005.

As a result of the adoption of HKFRS 2, operating expenses for the year ended August 31, 2006 increased by HK$6,823,000 with the corresponding amount credited to capital reserve and HK$882,000 was transferred from capital reserve to share premium for vested share options that lapsed during the year.

The retrospective adoption of this accounting policy resulted in amounts previously reported to be restated as follows: (a) an increase in other operating expenses of HK$87,000 for the year ended August 31, 2004 and a corresponding increase in capital reserve; (b) a decrease of HK$87,000 in the opening balance of the retained profits at September 1, 2004 and a corresponding increase in capital reserve; (c) an increase in other operating expenses of HK$6,965,000 for the year ended August 31, 2005 and a corresponding increase in capital reserve and; (d) a decrease of HK$7,052,000 of the opening balance of the retained profits at September 1, 2005 and a corresponding increase in capital reserve. See note 7 for impact on previously reported earnings (loss) per share.

Details of the employee share option scheme can be found in note 25 to the consolidated financial statements.

(b) Accounting for goodwill (HKFRS 3, Business combinations and HKAS 36, Impairment of assets)

Prior to September 1, 2005,

•	positive or negative goodwill which arose prior to September 1, 2001 was taken directly to reserves at the time it arose, and was not recognized in the statement of operations until disposal or impairment of the acquired business;

•	positive goodwill which arose on or after September 1, 2001 was amortized on a straight-line basis over its estimated useful life and was subject to impairment testing when there were indications of impairment; and

•	negative goodwill which arose on or after September 1, 2001 was amortized over the weighted average useful life of the depreciable/amortizable non-monetary assets acquired, except to the extent it related to identified expected future losses as at the date of acquisition. In such cases it was recognized in the consolidated statement of operations as those expected losses were incurred.

With effect from September 1, 2005, in accordance with HKFRS 3 and HKAS 36, the Company no longer amortizes positive goodwill. Such goodwill is tested annually for impairment, as well as when there are indications of impairment. Impairment losses are recognized when the carrying amount of the cash generating unit to which the goodwill has been allocated exceeds its recoverable amount.

Also with effect from September 1, 2005 and in accordance with HKFRS 3, if the fair value of the net assets acquired in a business combination exceeds the consideration paid (i.e. an amount arises which would have been known as negative goodwill), (a) the acquirer shall reassess the identification and fair value measurement of the acquiree’s identifiable assets, liabilities and contingent liabilities and the measurement of the cost of the business combination and (b) recognize immediately in profit and loss any excess remaining after the reassessment. Further, in accordance with the transitional arrangements under HKFRS 3, goodwill which had previously been taken directly to reserves (i.e. goodwill which arose before September 1, 2001) will not be recognized in the statement of operations on disposal or impairment of the acquired business, or under any other circumstances. The Company did not have any goodwill that arose before September 1, 2001 that was taken directly to reserves.

The new policy in respect of the amortization of positive goodwill has been applied prospectively in accordance with the transitional arrangements under HKFRS 3. As a result, comparative amounts have not been restated, the cumulative amount of amortization as at September 1, 2005 has been offset against the cost of the goodwill and, no amortization charge for goodwill has been recognized in the consolidated statement of operations for the year ended August 31, 2006. Goodwill amortization recognized in the consolidated statement of operations for each of the years ended August 31, 2005 and 2004 was HK$1,065,000. The change in policy relating to negative goodwill had no effect on the financial statements as no negative goodwill existed as at August 31, 2005.

(c) Financial instruments (HKAS 32, Financial instruments: Disclosure and presentation and HKAS 39, Financial instruments: Recognition and measurement)

With effect from September 1, 2005, in order to comply with HKAS 32 and HKAS 39, the Company has changed its accounting policies relating to financial instruments. Further details of the changes are as follows.

(i) Debt securities

The Company’s investments in debt securities consisting of mutual funds (included in investment securities) have been carried at fair value since inception. At each balance sheet date, the net unrealized gains or losses arising from the change in fair value of debt securities are recognized in statement of operations. Profits or losses on disposal of these investments, representing the difference between the net sales proceeds and the carrying amounts, are recognized in the statement of operations.

With effect from September 1, 2005, and in accordance with HKAS 39, these investments are carried at fair value with changes in fair value recognized in statement of operations. No adjustment arose from the adoption of the new policies for these securities because they have been carried at fair value prior to the adoption.

(ii) Loans and receivable

The Company’s long-term bank deposit (included in investment securities) has been carried at amortized cost since inception.

With effect from September 1, 2005, and in accordance with HKAS 39, loans and receivables that are non-derivative financial assets with fixed or determinable payments, and that are not quoted in an active market are included in current assets, except for maturities greater than 12 months after the balance sheet date. Financial assets classified under loans and receivables are carried at amortized cost. The Company’s long-term bank deposit is classified as loans and receivables and is included in investment securities. No adjustment arose from the adoption of the new policies for the long-term bank deposit because it has been carried at amortized cost prior to the adoption.

(iii) Derivative financial instruments

Prior to September 1, 2005, derivative financial instruments entered into by the Company to hedge the interest rate risk of a recognized asset or liability or the foreign currency risk of a committed future transaction were recognized on an accrual basis with reference to the timing of recognition of the hedged transaction.

With effect from September 1, 2005, and in accordance with HKAS 39, all derivative financial instruments entered into by the Company are stated at fair value. Changes in the fair value of derivatives held as hedging instruments in a cash flow hedge are recognized in equity to the extent that the hedge is effective and until the hedged transaction occurs. Any changes in the fair value of derivative financial instruments which do not qualify as cash flow hedges are recognized in profit or loss.

The adoption of this accounting policy resulted in recognition of derivative financial instruments as assets of HK$6,609,000 on September 1, 2005 and a corresponding increase in the opening balance of retained profits at September 1, 2005. In addition, the adoption resulted in a loss from change in fair value of derivative financial instruments of HK$725,000 for the year ended August 31, 2006 with a corresponding reduction in derivative financial instruments at August 31, 2006.

(iv) Financial liabilities

Prior to September 1, 2005, the Company’s 10-year senior notes payable (included in long-term debt and other liabilities) was initially measured at fair value (which is equivalent to the issuance price) less direct incremental issuance costs. After initial recognition, the senior notes were stated at amortized cost.

With effect from September 1, 2005, and in accordance with HKAS 39, financial liabilities, other than those held for trading purposes, are measured initially at fair value with transaction costs included in the initial measurement. Subsequent to initial recognition, financial liabilities are measured at amortized cost except for those liabilities (a) measured at fair value through profit or loss and (b) that arise when a transfer of a financial asset does not qualify for derecognition and therefore is accounted for using the continuing involvement approach. The adoption of this new accounting policy for the 10-year senior notes did not result in any adjustments because the notes have been carried at amortized cost prior to the adoption.

(d) Definition of related parties (HKAS 24, Related party disclosures)

As a result of the adoption of HKAS 24, Related party disclosures, the definition of related parties as disclosed in Note 2(y) has been expanded to include entities that are under the significant influence of a related party that is an individual (i.e. key management personnel, significant shareholders and/or their close family members) and post employment benefit plans which are for the benefit of employees of the Company or of any entity that is a related party of the Company. The expansion of the definition of related parties has not resulted in any material changes to the previously reported disclosures of related party transactions nor has it had any material effect on the disclosures made in the current period.

(e) Cash outflows for term bank deposits

For the year ended August 31, 2005, the Company made an adjustment to its consolidated statement of cash flows to classify the cash outflows for term bank deposits as investing activities instead of operating activities. The impact of this adjustment on the consolidated statement of cash flows for the year ended August 31, 2005 was as follows:

HK$’000
Net cash outflow from operating activities, as previously reported	(13,677)
Adjustment for term bank deposits	92,850

Net cash inflow from operating activities, as revised	79,173

Net cash outflow from investing activities, as previously reported	(464,590)
Adjustment for term bank deposits	(92,850)

Net cash outflow from investing activities, as revised	(557,440)

4 Network costs

Network costs mainly include interconnection charges paid to local and overseas carriers, leased line rentals, program fees, production costs for the IP-TV service and costs of inventories sold, and do not include depreciation charge which is included in general and administration expenses.

The Company estimates the Universal Services Contributions (“USC”) payable to PCCW-HKT Telephone Limited (“PCCW-HKT”) to fund the costs of network development in remote areas in Hong Kong and includes such estimated costs as part of its network costs.

Management of the Company makes its best estimates for charges of the USC payable to PCCW-HKT. The estimate is made based on the provisional rates announced by the Telecommunications Authority (“TA”) which is effective up to the date of the release of the consolidated financial statements of the Company. The TA periodically reviews the actual costs incurred by PCCW-HKT in the network development and revises the amounts owed to, or to be refunded by, PCCW-HKT to the respective USC contributing parties, including the Company (“the Rate Revisions”). Accordingly, the estimate made by the Company’s management is subject to changes based on the Rate Revisions identified during a financial year and up to the date prior to the release of the financial statements of the Company. The Company adjusts such differences as an addition or reduction of the corresponding costs of services in that particular reporting period.

Any sum received in advance from PCCW-HKT as an estimated refund of the USC on a provisional basis, which is subject to the final confirmation and determination of TA, is recorded in other payables and accrued expenses in the Company’s consolidated balance sheet.

On November 19, 2004, the TA issued a statement on the USC that confirmed the actual contribution level for calendar year 2002. In aggregate, an amount of HK$31,689,000 was recorded as a reduction against the network costs of the Company for the year ended August 31, 2004.

On November 11, 2005, the TA issued a statement on the USC and confirmed the actual contribution level for calendar year 2003. In aggregate, an amount of HK$6,448,000 was recorded as a reduction against the network cost of the Company for the year ended August 31, 2005.

On November 13, 2006, TA issued a statement on the USC and confirmed the actual contribution level for calendar year 2004. In aggregate, an amount of HK$1,365,088 was recorded as a reduction against the network costs of the Company for the year ended August 31, 2006.

The actual contribution level for calendar year 2005 and 2006 had not yet been confirmed by the TA.

5 Income/(loss) before taxation

	Year ended August 31,
	2004 (restated)	2005 (restated)	2006
	HK$’000	HK$’000	HK$’000
Income/(loss) before taxation is arrived at after charging:
Goodwill amortization charges	1,065	1,065	—
Amortization of deferred expenditure	1,828	12,927	13,973
Depreciation of purchased fixed assets	195,952	236,269	275,538
Depreciation of fixed assets held under finance leases	—	380	926
Impairment loss – investment property	—	—	1,131
Operating lease charges in respect of:
— Land and buildings	8,084	13,081	17,556
— Computer equipment	31	914	840
Research and development costs	5,962	11,023	9,605
Retirement benefit costs — defined contribution plans (note 24)	26,287	27,437	27,956
Interest expense comprises:
Interest element of finance leases	—	23	54
Interest on 10-year senior notes	—	52,372	85,235
Interest on bank overdrafts	3,228	2,421	—
Amortization of debt issuance cost	—	1,693	1,429
Other borrowing costs	—	—	1,919

	3,228	56,509	88,637

Less: amount capitalized as fixed assets
Interest capitalized	(2,553)	(2,047)	—
Other incidental borrowing cost	(500)	—	—

Total borrowing cost capitalized	(3,053)	(2,047)	—

Total interest expense	175	54,462	88,637

Other income comprises: —
Exchange gains, net	131	3,300	1,044
Others	2,537	2,737	3,421

	2,668	6,037	4,465

6 Income tax credit/(expense)

Income/(loss) before taxation by geographical location is as follows:

	Year ended August 31,
	2004	2005	2006
	(restated)	(restated)
	HK$’000	HK$’000	HK$’000
Hong Kong income/(loss)	53,113	(167,416)	(150,624)
Overseas (loss)/income	(1,607)	(2,805)	1,318

Income/(loss) before taxation	51,506	(170,221)	(149,306)

Income tax credit/(expense) consist of the following:

	Year ended August 31,
	2004	2005	2006
	HK$’000	HK$’000	HK$’000
Hong Kong income tax
current (note (a))	(1,537)	(147)	(24)
under provision of current tax in prior years	(1,221)	(333)	(552)
deferred (note 12)	1,412	8,325	10,046
Overseas taxation
current (note (b))	(596)	(919)	(2,367)
deferred (note 12)	(101)	(201)	141

	(2,043)	6,725	7,244

(a)	The Company is subject to tax on an entity basis on income arising in or derived from Hong Kong. The rate of taxation of subsidiaries operating in Hong Kong for the years ended August 31, 2004, 2005 and 2006 was 17.5%.
(b)	Taxation on overseas profits has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which foreign subsidiaries operate.

The income taxes attributable to income for the years ended August 31, 2004, 2005 and 2006 differs from the amount of income taxes determined by applying the applicable income tax rate prevailing in the countries in which the subsidiaries operate to pre-tax income as a result of the following differences:

	Year ended August 31,
	2004	2005	2006
	(restated)	(restated)
	HK$’000	HK$’000	HK$’000
Income tax (expense)/credit calculated at the prevailing taxation rate of respective countries	(9,681)	29,652	25,670
Effect of expenses not deductible for income taxes	(730)	(1,788)	(883)
Effect of income not subject to income taxes	825	3,963	3,492
Under-provision of Hong Kong current income tax in prior years	(1,221)	(333)	(552)
Recognition of deferred tax assets in respect of tax losses of prior years, net of other temporary difference	9,066	4,981	2,416
Effect of tax loss not recognized	(27)	(28,464)	(20,597)
Effect of share based payment not recognized	(15)	(1,219)	(2,305)
Others	(260)	(67)	3

Income tax credit/(expense)	(2,043)	6,725	7,244

7 Earnings/(loss) per share

	Year ended August 31,
	2004	2005		2006
	HK$’000	HK$’000		HK$’000
Net income/(loss), as previously reported	49,550	(156,531)

Prior year adjustment arising from adoption of HKFRS 2 (Share-based payment) (note 3(a))	(87)	(6,965)

Net income/(loss) (2004 and 2005: as restated)	49,463	(163,496)		(142,062)

Number of shares in thousands:
Weighted average number of shares in issue	610,095	613,525		614,134
Incremental shares from assumed exercise of share options	604	—		—
Incremental shares from assumed exercise of warrants	3,666	—		—

Diluted weighted average number of shares	614,365	613,525		614,134

Basic earnings/(loss) per share, as previously reported	HK8.1 cents	HK(25.5	) cents
Diluted earnings/(loss) per share, as previously reported	HK8.1 cents	HK(25.5	) cents

Basic earnings/(loss) per share (2004 and 2005: as restated)	HK8.1 cents	HK(26.6	) cents	HK(23.1	) cents
Diluted earnings/(loss) per share (2004 and 2005: as restated)	HK8.1 cents	HK(26.6	) cents	HK(23.1	) cents

Basic earnings/(loss) per share is calculated based on the weighted average number of issued ordinary shares and the related income/(loss) amount. Diluted earnings/(loss) per share is calculated based on the weighted average number of issued ordinary shares and the number of incremental shares from assumed exercise of share options and warrants has been determined using the treasury stock method.

For the year ended August 31, 2005 and 2006, the number of shares used in the calculation of diluted loss per share was equal to the number of shares used to calculate basic loss per share as the incremental effect of share options and warrants was anti-dilutive in a loss-making year.

8 Receivables

(a) Trade receivables, net

	August 31,
	2005	2006
	HK$’000	HK$’000
Trade receivables (note (a))	178,326	196,343
Less: provision for doubtful debts (note (b))	(48,316)	(55,745)

	130,010	140,598

Note

(a)	Trade receivables include receivable relating to mobile interconnection charges of HK$82,864,000 for the year ended August 31, 2006 (August 31, 2005: HK$69,320,000). See note 26(c) for detailed discussion of mobile interconnection charges.
(b)	Provision for doubtful debts as at August 31, 2006 includes provision for mobile interconnection charges receivables of HK$20,809,000 (August 31, 2005: HK$19,499,000). See note 26(c) for detailed discussion of mobile interconnection charges.

Changes in the provision for doubtful debts consist of:

	Year ended August 31,
	2004	2005	2006
	HK$’000	HK$’000	HK$’000
Balance at beginning of the year	22,916	22,959	48,316
Additions charged to expense	11,502	35,445	17,450
Write-off	(11,459)	(10,088)	(10,021)

Balance at the end of the year	22,959	48,316	55,745

(b) Other receivables, deposits and prepayments

	August 31,
	2005	2006
	HK$’000	HK$’000
Deposits for purchase of fixed assets	20,275	8,636
Deposits for lease of land and building	5,081	9,237
Interest receivables	1,266	1,503
Prepayments	20,929	17,207
Receivables from disposal of a subsidiary	279	—
USC refund receivable	6,448	1,364
Unbilled revenue	16,193	35,700
Others	8,287	3,936

	78,758	77,583

9 Goodwill

	August 31,
	2005	2006
	HK$’000	HK$’000
Cost
At the beginning of the year	5,326	5,326
Opening balance adjustment to eliminate accumulated amortization	—	(4,260)

At the end of the year	5,326	1,066

Accumulated amortization
At the beginning of the year	3,195	4,260
Charge for the year	1,065	—
Eliminated against cost at the beginning of the year	—	(4,260)

At the end of the year	4,260	—

Net book value
At the end of the year	1,066	1,066

For the year ended August 31, 2005 goodwill was amortized on a straight-line basis over five years. The amortization of goodwill for the year ended August 31, 2005 was included in “general and administrative expenses” in the consolidated statement of operations.

As described in note 3(b), with effect from September 1, 2005 goodwill is no longer amortized in accordance with the transitional provisions set out in HKFRS 3 but tested for impairment on an annual basis as follows.

Goodwill has been allocated to the Company’s fixed telecommunications network services segment or cash-generating unit (GCU) for purposes of goodwill impairment test.

Based on the management’s goodwill impairment test, the carrying amount of the fixed telecommunications network services segment was lower than its recoverable amount. The recoverable amount was determined based on the value-in-use methodology. This methodology use cash flow projections based on financial budgets approved by management covering a three-year period. Cash flows for the three-year period were estimated based on growth rates between 10% to 17% and a pre-tax discount rate of 18%. Cash flows beyond the three year period were assumed to remain constant. The estimated growth rates used were comparable to the growth rate for the industry. The key assumption used in the value-in-use methodology was the annual growth of the turnover of the fixed telecommunications network services segment which is determined based on the past performance and management’s expectation for market development. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the fixed telecommunication services segment. Any adverse change in the key assumption could reduce the recoverable amount below carrying amount.

10 Fixed assets, net

	Investment property (note (c))	Leasehold land and buildings	Leasehold improvements	Furniture, fixtures and fittings	Telecommunications computers and office equipment	Motor vehicles	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Cost
At September 1, 2004	—	83,708	64,699	13,238	1,660,799	7,773	1,830,217
Exchange adjustments	—	—	244	133	2,497	—	2,874
Additions	—	462	3,701	2,122	411,550	1,291	419,126
Adjustment (note (b))	—	—	—	—	(4,825)	—	(4,825)
Disposals	—	—	(26)	(1)	(2,875)	(692)	(3,594)

At August 31, 2005	—	84,170	68,618	15,492	2,067,146	8,372	2,243,798

At September 1, 2005	—	84,170	68,618	15,492	2,067,146	8,372	2,243,798
Exchange adjustments	—	—	281	126	2,180	—	2,587
Additions	—	625	9,342	2,880	309,744	344	322,935
Disposals	—	—	—	(728)	(26,817)	(1,760)	(29,305)
Transfer to investment property	5,197	(5,197)	—	—	—	—	—

At August 31, 2006	5,197	79,598	78,241	17,770	2,352,253	6,956	2,540,015

Accumulated depreciation:
At September 1, 2004	—	5,024	21,603	9,052	630,027	5,636	671,342
Exchange adjustments	—	—	188	68	1,768	—	2,024
Charge for the year	—	1,678	8,445	1,390	224,444	1,346	237,303
Adjustment (note (b))	—	—	—	—	(654)	—	(654)
Disposals	—	—	(11)	(1)	(2,260)	(488)	(2,760)

At August 31, 2005	—	6,702	30,225	10,509	853,325	6,494	907,255

At September 1, 2005	—	6,702	30,225	10,509	853,325	6,494	907,255
Exchange adjustments	—	—	223	74	1,642	—	1,939
Charge for the year	—	1,695	9,980	2,190	261,819	780	276,464
Disposals	—	—	—	(326)	(11,922)	(1,760)	(14,008)
Transfer to investment property	866	(866)	—	—	—	—	—
Impairment loss (note (a))	1,131	—	—	—	—	—	1,131

At August 31, 2006	1,997	7,531	40,428	12,447	1,104,864	5,514	1,172,781

Net book value:
At August 31, 2006	3,200	72,067	37,813	5,323	1,247,389	1,442	1,367,234

At August 31, 2005	—	77,468	38,393	4,983	1,213,821	1,878	1,336,543

(a)	In 2006, a property which had been held for own use was leased to a third party to earn rental income. Under HKAS 40, Investment Property, the Company has adopted the cost model and recorded the property at cost less accumulated depreciation and impairment losses, if any. Based on the Company’s assessment of the open market value of the property, the Company wrote down the carrying amount of the property by HK$1,131,000 (included in “general and administrative expenses”). The estimate of open market value was made by reference to net rental income allowing for reversionary income potential.

(b)	The adjustment of the cost and the accumulated depreciation for the year ended August 31, 2005 amounting to HK$4,825,000 and HK$654,000 represented an adjustment to the actual acquisition cost of the submarine cable that was previously estimated in prior years.

(c)	The Company’s future aggregate lease income receivable under non-cancelable operating lease of the investment property is as follows:

	August 31,
	2005	2006
	HK$’000	HK$’000
Within 1 year	—	228
In the second year	—	228

	—	456

(d)	The interests in leasehold land and buildings and investment property situated in Hong Kong at their net book values are analyzed as follows:

	August 31,
	2005	2006
	HK$’000	HK$’000
Leases of between 10 to 50 years	77,468	75,267

Representing:

	August 31,
	2005	2006
	HK$’000	HK$’000
Leasehold land and building carried at cost	77,468	72,067
Investment property at cost less impairment loss	—	3,200

	77,468	75,267

(e)	The Company leases telecommunications, computer and office equipment under finance leases expiring from one to five years. At the end of the lease term the Company has the option to purchase the equipment at a price deemed to be a bargain purchase option. None of the leases included contingent rental. The total cost of these assets and the related accumulated depreciation as of the end of each of the relevant years are as follows:

	August 31,
	2005	2006
	HK$’000	HK$’000
Cost	3,631	4,079
Accumulated depreciation	380	1,307

	3,251	2,772

11 Other payables and accrued charges

	August 31,
	2005	2006
	HK$’000	HK$’000
Accrual for staff salaries and bonus	36,034	27,747
Accrual for customer reward program	1,752	2,636
Accrual for carrier fees and charges	10,391	10,705
Accrual for international call forwarding service charges	3,622	4,793
Payable for purchase of fixed assets	116,201	51,862
Payable for advertising and promotional expenses	16,241	11,966
Payable for USC	428	—
Interest payable on 10-year senior notes	7,109	7,109
Others accrual (note)	31,430	26,668

	223,208	143,486

Note : Amount of other accruals consisted of primarily accruals for utilities, rent and other carrier charges.

12 Deferred taxation

Deferred taxation is calculated in full on temporary differences under the liability method using the taxation rates prevailing in respective countries in which the subsidiaries operate. The movement of the deferred tax liabilities account is as follows:

	August 31,
	2005	2006
	HK$’000	HK$’000
At the beginning of the year	18,662	10,539
Exchange differences	1	1
Deferred taxation credited to statements of operations — relating to the origination and reversal of temporary differences	(8,124)	(10,187)

At the end of the year	10,539	353

As of August 31, 2006, the Company had accumulated tax losses amounting to HK$1,159,787,000 (2005: HK$1,011,475,000) that can be carried forward and applied to reduce future taxable income derived in Hong Kong, Canada and the United States, as applicable. The tax effect of the accumulated tax losses amounted to HK$204,300,000 (2005: HK$177,827,000). These tax losses will expire in the following fiscal periods ending August 31:

	August 31,
	2005	2006
	HK$’000	HK$’000
Within one year	1,089
In the second year	1,405	1,512
In the third year	368	396
in the fourth year	—	—
After five years	1,132	4,344
No expiry date	1,007,481	1,153,535

	1,011,475	1,159,787

The tax losses of Hong Kong subsidiaries can be carried forward indefinitely while tax losses of subsidiaries in the mainland China and Canadian and the United States expire within periods ranging from 2 to 20 years.

Deferred tax assets are recognized to the extent that realization of the related tax benefit is probable. The Company has unrecognized tax losses carried forward from prior years of HK$279,199,000 at August 31, 2006 (2005: HK$165,861,000) which can offset against future taxable income and unrecognized deferred tax assets in respect of equity settled share-based payment expenses of HK$13,171,000 at August 31, 2006. Accumulated tax losses for which deferred tax assets were not recognized will expire in the following fiscal periods ending August 31:

	August 31,
	2005	2006
	HK$’000	HK$’000
Within one year	1,089	1,513
In the second year	1,405	396
In the third year	368	—
In the fourth year	—	—
After five years	934	4,130
No expiry date	162,065	286,331

	165,861	292,370

The movement in deferred tax assets and liabilities (prior to offsetting of balances within the same taxation jurisdiction) during the year is as follows:

	Accelerated depreciation allowances		Others		Total
Deferred tax liabilities	2005	2006	2005	2006	2005	2006
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
At the beginning of the year	140,202	158,477	49	85	140,251	158,562
(Credited)/charged to statements of operations	18,267	(3,805)	35	(86)	18,302	(3,891)
Exchange differences	8	6	1	1	9	7

At the end of the year	158,477	154,678	85	—	158,562	154,678

	Share-based payment		Tax losses		Total
Deferred tax assets	2005	2006	2005	2006	2005	2006
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
At the beginning of the year	—	—	(121,589)	(148,023)	(121,589)	(148,023)
Credited to statements of operations	—	(123)	(26,426)	(6,173)	(26,426)	(6,296)
Exchange differences	—	—	(8)	(6)	(8)	(6)

At the end of the year	—	(123)	(148,023)	(154,202)	(148,023)	(154,325)

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are reported in the consolidated balance sheet:

	August 31,
	2005	2006
	HK$’000	HK$’000
Deferred tax assets	—	—
Deferred tax liabilities	10,539	353

	10,539	353

13 Deferred expenditure

	August 31,
	2005	2006
	HK$’000	HK$’000
Balance at the beginning of the year	21,563	21,131
Additions during the year	12,495	5,287
Less: Amortization charge for the year (note 5)	(12,927)	(13,973)

Balance at the end of the year	21,131	12,445
Current portion	(12,960)	(10,808)

	8,171	1,637

Deferred expenditure represents costs incurred to acquire subscribers and are amortized over the period of the underlying service subscription agreements.

14 Long-term debt and other liabilities

The Company’s long-term debt and other liabilities were repayable as follows:

	August 31,
	2005	2006
	HK$’000	HK$’000
8.75% senior notes due 2015	945,348	948,027

Obligation under finance leases
Within one year	1,194	1,297
In the second year	1,218	806
In the third year	723	270

	3,135	2,373
Less: Current portion of obligations under finance leases	(1,194)	(1,297)

	1,941	1,076

	947,289	949,103

(a) On January 20, 2005, the Company issued unsecured 10-year senior fixed rates notes (the “10-year senior notes”) with a principle amount of US$125 million at par value. The 10-year senior notes mature on February 1, 2015 and bear interest at the fixed rate of 8.75% per annum and is payable semi-annually on February 1 and August 1 of each year, commencing August 1, 2005.

The 10-year senior notes are unconditionally and irrevocably guaranteed on a joint and several bases by the Company’s subsidiaries (other than CTI Guangzhou Customer Services Co. Limited).

The net proceeds of 10-year senior notes were approximately US$121 million after deduction of expenses and commissions. The Company used the net proceeds, in part, to repay in full an existing bank loan in the outstanding amount of HK$196.7 million. The remaining net proceeds to be used for capital expenditures, including expanding and upgrading the Company’s Metro Ethernet network in Hong Kong, and for additional working capital and general corporate purposes.

The Company may redeem the 10-year senior notes, in whole or in part, on or after February 1, 2010, at the redemption prices set forth in the indenture governing the 10-year senior notes. In addition, prior to February 1, 2008, the Company may redeem up to a maximum of 35% of the original aggregate principal amount of the 10-year senior notes with the proceeds from one or more specified public or private offerings of the Company’s common stock at a redemption price equal to 108.75% of the principal amount of the 10-year senior notes. In all cases of optional redemption, the Company will pay principal at the redemption price specified plus accrued and unpaid interest, additional amounts, if any, thereon to, but not including, the date of redemption.

The indenture governing the 10-years senior notes contains covenants that limit, among other things, the Company’s ability and the ability of certain of its existing and future subsidiaries to:

(i)	pay dividends, make distributions, redeem capital stock and make certain other restricted payments or investments;

(ii)	incur additional indebtedness or issue certain equity interests;

(iii)	merge, consolidate or sell all or substantially all of our assets;

(iv)	issue or sell capital stock of some of our subsidiaries;

(v)	sell or exchange assets or enter into new businesses;

(vi)	create any restrictions on the payment of dividends, the making of distributions, the making of loans and the transfer of assets;

(vii)	create liens on assets;

(viii)	enter into certain transactions with affiliates or related persons; and

(ix)	enter into sale and lease back transactions.

At August 31, 2005 and 2006, the 10-year senior notes were stated at the amortized costs of US$121,660,000 (equivalent to HK$945,348,000) and US$121,854,000 (equivalent to HK$948,027,000), respectively.

15 Commitments and contingencies

(a) Capital commitments

	August 31,
	2005	2006
	HK$’000	HK$’000
Purchases of telecommunications, computer and office equipment contracted but not provided for	178,793	80,240

(b) Commitments under operating leases

(i) At August 31, 2005 and 2006, the Company had future aggregate lease income receivable under non-cancelable operating leases as follows:

	August 31,
	2005	2006
	HK$’000	HK$’000
Leases in respect of telecommunications facilities and computer equipment which are receivable:
within one year	934	1,980
in the second year	583	798

	1,517	2,778

(ii) At August 31, 2006 and 2005, the Company had future aggregate minimum lease payments under non-cancelable operating leases as follows:

	August 31,
	2005	2006
	HK$’000	HK$’000
Leases in respect of land and buildings which are payable:
within one year	17,759	15,212
in the second year	14,977	8,041
in the third year	7,348	760
in the fourth year	298	431
in the fifth year	—	138

	40,382	24,582

Leases in respect of telecommunications facilities and computer equipment which are payable:
within one year	25,895	24,881
in the second year	4,727	3,100
in the third year	800	875
in the fourth year	800	800
in the fifth year	800	800
within sixth year to twelve years	7,111	6,400

	40,133	36,856

	80,515	61,438

(c) Program fee commitments

The Company entered into several long-term agreements with program content providers with respect to the Company’s IP-TV services. Minimum amounts of program fees to be paid by the Company are as follows:

	August 31,
	2005	2006
	HK$’000	HK$’000
Program fee payable:
within one year	13,055	7,638
in the second year	5,682	4,340
in the third year	577	548

	19,314	12,526

(d) Contingent liabilities

	August 31,
	2005	2006
	HK$’000	HK$’000
Bank guarantees provided to suppliers (note 16(a)(i) and (ii))	6,200	6,303
Bank guarantee in lieu of payment of utility deposits (note 16(a)(iii))	3,772	5,272

	9,972	11,575

16 Pledge of assets

(a) As at August 31, 2006, the Company had pledged bank deposits of US$9,900,000 (equivalent to HK$77,022,000) and HK$10,000,000 as security of the following banking facilities:

(i) bank facility of US$9,000,000 (equivalent to HK$70,020,000) granted by a bank for issuance of bank guarantees to third party suppliers, letters of credit, short term loan, overdraft, foreign exchange and interest rate hedging arrangements. As of August 31, 2006, bank guarantee of HK$2,003,000 were issued against this bank facility (August 31, 2005: bank guarantees of HK$1,900,000 and letters of credit of HK$11,350,000 were issued against this bank facility);

(ii) bank guarantees of HK$4,300,000 (August 31, 2005: HK$4,300,000) issued by a bank to third party suppliers of the Company and one of its subsidiaries for payment of certain products and services procured by the Company from these third party suppliers;

(iii) bank guarantees of HK$5,272,000 (August 31, 2005: HK$3,772,000) issued by a bank to certain utility vendors of the Company in lieu of payment of utility deposits; and

(iv) Forward foreign exchange contract of Nil (2005: RMB155,632,000).

As at August 31, 2005, the Group had pledged bank deposits of US$9,900,000 (equivalent to HK$76,923,000), RMB4,705,000 (equivalent to HK$4,524,000) and HK$9,000,000 as security for the above banking facilities and forward foreign exchange contract.

(b) On October 9, 2002, the Company entered into a HK$200,000,000 long-term loan facility (the “2002 facility”) with The Hongkong and Shanghai Banking Corporation Limited (“HSBC”) to provide funding for further development of the fixed telecommunications network of a subsidiary of the Company. According to the agreement, all amounts under the 2002 facility were required to be drawn by December 31, 2004 and to be repaid in 60 equal monthly installments beginning in January 2005. On January 3, 2005, approximately HK$3.3 million of the 2002 facility was repaid. As disclosed in note 14, on January 20, 2005, the Group completed a US$125 million notes offering of 8.75% senior notes due 2015, and received net proceeds of approximately US$121 million after deduction of expenses and commissions. The Group used the net proceeds, in part, to repay in full the outstanding bank loan in the amount of HK$196.7 million on January 24, 2005.

On July 27, 2004, the Company entered into an additional HK$200,000,000 long-term loan facility (the “2004 facility”) with HSBC to provide funding for the same purpose. All amounts under the facility were required to be drawn by December 31, 2006 and to be repaid in 60 equal monthly installments beginning in January 2007. The Company had not drawn any amount under this facility during the years ended August 31, 2005 and 2006.

In January 2005, both the 2002 and 2004 facilities were cancelled upon the request of the Company, which was approved by HSBC and the fixed and floating charges covering all assets of the Company were released.

17 Investment securities

	August 31,
	2005	2006
	HK$’000	HK$’000
Debt securities, at fair value and unlisted outside
Hong Kong (note a)	25,901	26,633
Long term bank deposit, at amortized cost (note b)	15,540	13,641

	41,441	40,274

Note:

(a)	The Company maintained an investment portfolio of HK$25,901,000 and HK$26,633,000 as at August 31, 2005 and 2006, respectively, which primarily consisted of money market funds.

For the years ended August 31, 2004, 2005 and 2006 the net unrealized investment gains/ (losses) were (HK$1,696,000), HK$300,000 and HK$698,000 respectively. No realized investment gains or losses were recognized during the year ended August 31, 2004, 2005 and 2006.

(b)	The balance is a ten-year US$2 million (August 31, 2005: US$2 million) (equivalent to HK$15,560,000) deposit placed with a bank for which the Company receives a floating rate deposit interest. The deposit has a 10-year term maturing on August 22, 2013. An interest rate of 10% per annum has been guaranteed for the first year from the inception date on August 22, 2003. The deposit will terminate or mature once the cumulative interest reaches the predetermined accrued interest cap at 13% of the principal amount or an aggregate sum of US$260,000 (equivalent to HK$2,022,800).

18 Derivative Financial Instrument

	August 31,
	2005 note (c)	2006
	HK$’000	HK$’000
Non-current assets
Interest rate swap, at fair value through profit or loss (note (a))	—	1,845

Current assets
Forward foreign exchange contracts, at fair value through profit or loss (note(b))	—	—

(a)	Interest rate swap

As at August 31, 2006, the Company has an outstanding interest rate swap contract with notional principle amount of HK$66,666,667 (2005: HK$86,666,667). Under this arrangement, the Company pays a fixed rate interest of 2.675% per annum on the notional amount on a monthly basis, and receives a floating interest rate based on HIBOR rate. The maturity date of the contract is December 1, 2009.

(b)	Forward foreign exchange contracts

As at August 31, 2005, the Company had outstanding forward foreign exchange contracts of RMB155,632,000 and US$13,421,000 that matured during the year ended August 31, 2006. The purpose of arrangement was to manage the Company’s exposure to foreign currencies fluctuations. The Company had no outstanding forward foreign exchange contracts as at August 31, 2006.

(c)	Fair values of the interest rate swap and forward foreign exchange contracts as at August 31, 2005 are disclosed in note 27(e).

19 Capital and reserves

	Ordinary shares
	Number of shares outstanding	Amount Outstanding	Share premium	Capital reserve	Warrant reserve	Translation reserve	Retained profits (restated)	Total shareholders’ equity
		HK$	HK$	HK$	HK$	HK$	HK$	HK$
	(Amount in thousands, except number of shares)
Balance at August 31, 2003	604,959,787	60,496	615,886	—	858	1,231	500,704	1,179,175
2003 final dividends declared and paid	—	—	—	—	—	—	(45,789)	(45,789)
2004 interim dividends declared and paid	—	—	—	—	—	—	(9,158)	(9,158)
Shares issued upon exercise of warrants	4,973,574	497	1,985	—	(493)	—	—	1,989
Shares issued upon exercise of share options	640,000	64	115	—	—	—	—	179
Equity settled share-based transactions	—	—	—	87	—	—	—	87
Net income	—	—	—	—	—	—	49,463	49,463
Exchange adjustment on translation of the accounts of overseas subsidiaries	—	—	—	—	—	(248)	—	(248)

Balance at August 31, 2004	610,573,361	61,057	617,986	87	365	983	495,220	1,175,698
Realization of outstanding warrant reserve upon warrant expiration	—	—	—	—	(18)	—	18	—
Shares issued upon exercise of warrants	3,500,043	350	1,397	—	(347)	—	—	1,400
Shares issued upon exercise of share options	52,000	5	25	—	—	—	—	30
Equity settled share-based transactions	—	—	—	6,965	—	—	—	6,965
Net loss, as restated	—	—	—	—	—	—	(163,496)	(163,496)
Exchange adjustment on translation of the accounts of overseas subsidiaries	—	—	—	—	—	(143)	—	(143)

Balance at August 31, 2005, as restated	614,125,404	61,412	619,408	7,052	—	840	331,742	1,020,454
Changes in accounting policy
— opening balance adjustment arising from adoption of HKAS32 and HKAS 39	—	—	—	—	—	—	6,609	6,609

Balance at September 1, 2005	614,125,404	61,412	619,408	7,052	—	840	338,351	1,027,063
Shares issued upon exercise of share options	50,000	5	8	—	—	—	—	13
Equity settled share-based transactions	—	—	882	5,941	—	—	—	6,823
Net loss	—	—	—	—	—	—	(142,062)	(142,062)
Exchange adjustment on translation of the accounts of overseas subsidiaries	—	—	—	—	—	(183)	—	(183)

Balance at August 31, 2006	614,175,404	61,417	620,298	12,993	—	657	196,289	891,654

	Authorized Ordinary shares of HK$0.10 each
	No. of shares	HK$’000
At August 31, 2005 and August 31, 2006	2,000,000,000	200,000

	Issued and fully paid (Ordinary shares of HK$0.10 each)
	August 31, 2005		August 31, 2006
	No. of shares	HK$’000	No. of shares	HK$’000
At the beginning of the year	610,573,361	61,057	614,125,404	61,412
Exercise of share options (note (a))	52,000	5	50,000	5
Exercise of warrants (note (b))	3,500,043	350	—	—

At the end of the year	614,125,404	61,412	614,175,404	61,417

(a)	During the year ended August 31, 2006, 50,000 ordinary shares (2005: 52,000 ordinary shares) were issued at a price of HK$0.26 per share (2005: HK$0.58 per share), to share option holders who had exercised their subscription rights. The shares issued rank pari passu with the then existing ordinary shares in issue.
(b)	The Company effected a warrant issue at a price of HK$0.11 per warrant to certain qualifying shareholders (shareholders domiciled in Hong Kong) for cash during the year ended August 31, 2002. One warrant was offered for every five existing ordinary shares held on the date of record. The warrants entitled the holders to subscribe for ordinary shares of the Company (on a one to one basis) at a price of HK$0.40 per share (subject to adjustment), totalling HK$39,325,920 in cash at any time on or before November 1, 2004. If the warrants were fully exercised, the Company would be required to issue 98,314,800 additional ordinary shares. During the year ended August 31, 2005, 3,500,043 warrants were exercised for an equivalent number of ordinary shares at a price of HK$0.40 per share. The shares issued rank pari passu with the then existing ordinary shares in issue. The remaining outstanding warrants of 135,396 expired on November 1, 2004.
(c)	Details of the share option scheme of the Company, the share options granted by the Company during the relevant years and the options outstanding at August 31, 2004 and 2005 are set out in note 25.

20 Cash and bank balances

	August 31,
	2005	2006
	HK$’000	HK$’000
Cash at bank and in hand	100,903	44,717
Time deposits with banks and other financial institution (note (a))	438,688	100,200

	539,591	144,917

Term deposits with banks and other financial institution (note(b))	92,850	237,496

(a)	Amounts represented time deposits with original maturities of less than three months.
(b)	Amounts represented term deposits with original maturities of more than three months.

21 Dividends

	Year ended August 31,
	2004	2005	2006
	HK$’000	HK$’000	HK$’000
Interim, declared and paid, of HK$Nil (2005:HK$Nil, 2004: HK$0.015) per ordinary share	9,158	—	—
Final, dividend paid, of HK$Nil (2005: HK$Nil, 2004: HK$Nil) per ordinary share	45,789	—	—

	54,947	—	—

22 Banking facilities

The Company’s banking facilities as of each balance sheet date were, denominated in Hong Kong dollars and Japanese Yen, as follows:

	Amount available		Amount utilized
	August 31,		August 31,		Terms of facilities as of August 31, 2006
	2005	2006	2005	2006	Interest rate
	HK$’000	HK$’000	HK$’000	HK$’000
Bank overdrafts/ bank loans	78,930	80,020	13,250	2,003	HIBOR or Cost of Funds + 0.8% per annum

The amounts utilized as of Aug 31, 2005 and 2006 represented bank guarantees and letter of credit issued against the banking facilities (see note 16). The utilized banking facilities as of August 31, 2005 and 2006 were denominated in Hong Kong Dollar.

23 Related party transactions

In addition to the transactions and balances disclosed elsewhere in these financial statements, the Company entered into the following material related party transactions.

Key management personnel remuneration

Remuneration for key management personnel, including amounts paid to the Company’s directors and certain of the highest paid employees is as follows:

	August 31,
	2005	2006
	HK$’000	HK$’000
Short-term employee benefits	21,505	21,443
Post-employment benefits	1,754	1,916
Equity compensation benefits	4,937	4,571

	28,196	27,930

24 Retirement schemes

The Company contributes to,the Occupational Retirement Scheme (“the ORSO Scheme”), a defined contribution retirement scheme, which is available to certain employees. Under the ORSO Scheme, the employees are required to contribute 5% of their monthly salaries, while the Company’s contributions are calculated at 10% and 5% of the monthly salaries of senior management staff and all other staff, respectively. The employees are entitled to 100% of the employer’s contributions after 10 years of completed service, or at a reduced scale after completion of 3 to 9 years of service. Contributions to the ORSO Scheme are reduced by contributions forfeited by those employees who leave the ORSO Scheme prior to vesting fully in the Company’s contributions.

In December 2000, the Company established another defined contribution retirement scheme, Mandatory Provident Fund Scheme (“the MPF Scheme”) under the Hong Kong Mandatory Provident Fund Scheme Ordinance, where the then existing employees of the Company in Hong Kong could elect to join the MPF Scheme. All new employees who join the Company in Hong Kong after December 2000 are required to join the MPF Scheme. Both the Company and the employees are required to contribute 5% of each individual’s relevant income with a maximum amount of HK$1,000 per month as a mandatory contribution. The Company’s mandatory contributions are 100% vested in the employees as soon as they are paid to the MPF Scheme. Senior employees may also elect to join a Mutual Voluntary Plan (“the Mutual Plan”) in which both the Company and the employee, on top of the MPF mandatory contributions, make a voluntary contribution so that the amount of contribution by the Company and the employee is similar to the contribution made under the ORSO Scheme.

The Company also contributes to defined contribution pension schemes for staff in overseas countries as required by the respective local statutory requirements.

The aggregate employer’s contributions, net of forfeited contributions, which have been dealt with in the consolidated statements of operations during the year are as follows:

	Year Ended August 31,
	2004	2005	2006
	HK$’000	HK$’000	HK$’000
Gross contributions	26,922	27,789	28,912
Less: forfeited contributions utilized to offset the Company’s contributions during the year	(635)	(352)	(956)

Net contributions charged to the consolidated statements of operations	26,287	27,437	27,956

At August 31, 2006, there is no forfeited contribution available to offset future contributions by the Company to the schemes (2005: HK$Nil, 2004: HK$12,000).

25 Equity settled share-based transactions

2002 Share Option Scheme

The Company operates a share option scheme (the “2002 Share Option Scheme”) which was adopted by the shareholders of the Company on December 23, 2002 and where the directors may, at their discretion, invite eligible participants to take up options to subscribe for shares subject to the terms and conditions stipulated therein.

Under the 2002 Share Option Scheme, the Company may grant options to employees (including executive, non-executive and independent non-executive directors), suppliers and professional advisers to subscribe for shares of the Company. The maximum number of options authorized under the 2002 Share Option Scheme may not, when aggregated with any shares subject to any other executive and employee share option scheme, exceed 10% of the Company’s issued share capital on the date of adoption. The exercise price of the option will be determined by the Company’s board of directors at a price not less than the highest of (a) the par value of a share; (b) the average closing price of the Company’s shares for five trading days preceding the grant date; and (c) the closing price of the Company’s shares on the date of grant. The 2002 Share Option Scheme is valid and effective for a ten year period up to December 22, 2012 subject to earlier termination by the Company by resolution in general meeting or by the board of directors. The period during which the option may be exercised will be determined by the board of directors at its discretion, save that no option may be exercised after more than ten years from the date of grant. During the year ended August 31, 2006, options were granted under the 2002 Share Option Scheme to eligible participants for the subscription of 34,310,000 shares of the Company at a weighted average exercise price of HK$0.67 each.

1997 Share Option Scheme

The Company also had a previous share option scheme (the “1997 Share Option Scheme”) adopted by shareholders on July 12, 1997 which was terminated on December 23, 2002 upon the adoption of the 2002 Share Option Scheme. Upon termination, no further options can be granted under the 1997 Share Option Scheme but the provisions of such scheme in all other respects remain in force and all options granted prior to termination continue to be valid and exercisable.

Each option issued under the 2002 Share Option Scheme or the 1997 Share Option Scheme entitles the holder to subscribe for one ordinary share in the Company at a predetermined exercise price.

Prior to September 1, 2005, under Hong Kong GAAP, no compensation cost was required to be recognized in respect of the grant of share options. Proceeds from issue of shares upon the exercise of share options were credited to share capital and share premium account respectively at the time of exercise of the options.

Effective from September 1, 2005, upon the adoption of HKFRS 2 Share-based payment, the Company recognizes the fair value of share options granted under 2002 Share Option Scheme over the vesting period, or as an asset, if the cost qualifies for recognition as an asset. The fair value of share option is measured at the date of grant. The Company has taken advantage of the transitional provisions set out in paragraph 53 of HKFRS 2 under which the new recognition and measurement policies have not been applied to the following options:

(i) share options granted under the 1997 Share Option Scheme since all options were granted to employees before November 7, 2002; and

(ii) share options granted under the 2002 Share Option Scheme and vested before September 1, 2005.

Details of Share Options granted pursuant to the 2002 Share Option Scheme and 1997 Share Option Scheme that were outstanding at August 31, 2003, 2004, 2005 and 2006, are as follows:

1997 Share Option Scheme

Date of grant	September 3, 1998	September 10, 1999	October 20, 2000
Exercise price per Share (HK$)	0.26	2.10	0.58

Market price per Share (HK$) at date of Grant	0.26	2.10	0.58

Outstanding at August 31, 2003	790,000	60,000	390,000
Exercised	(600,000)	—	(40,000)

Outstanding at August 31, 2004	190,000	60,000	350,000
Exercised	—	—	(52,000)

Outstanding at August 31, 2005	190,000	60,000	298,000
Exercised	(50,000)	—	—
Lapsed upon resignation of employees	—	(20,000)	(20,000)

Outstanding at August 31, 2006	140,000	40,000	278,000

2002 Share Option Scheme

Date of grant	June 3, 2004 (note a)	October 21, 2004 (note b)	January 5, 2005 (note c)	October 3, 2005 (note d)	May 22, 2006, (note e)	July 3, 2006 (note f)	August 3, 2006 (note g)
Exercise price per Share (HK$)	1.47	1.54	1.54	0.81	0.66	0.68	0.71

Market price per Share (HK$) at date of Grant	1.47	1.49	1.48	0.81	0.64	0.68	0.71

Outstanding at August 31, 2003	—	—	—	—	—	—	—
Granted	6,000,000	—	—	—	—	—	—
Exercised	—	—	—	—	—	—	—

Outstanding at August 31, 2004	6,000,000	—	—	—	—	—	—
Granted	—	14,670,000	16,000,000	—	—	—	—
Exercised	—	—	—	—	—	—	—

Outstanding at August 31, 2005	6,000,000	14,670,000	16,000,000	—	—	—	—
Granted	—	—	—	1,000,000	32,210,000	1,000,000	100,000
Lapsed upon resignation of employees	—	(5,220,000)	—	—	—	—	—

Outstanding at August 31, 2006	6,000,000	9,450,000	16,000,000	1,000,000	32,210,000	1,000,000	100,000

(a)	On June 3, 2004, an employee was granted options to subscribe for 6,000,000 shares at a price of HK$1.47 per share. The vesting period for the options is May 1, 2005 to May 1, 2006.
(b)	On October 21, 2004, employees including executive directors were granted options to subscribe for 14,670,000 shares at a price of HK$1.54 per share. The vesting period for the options is October 21, 2004 to December 31, 2005.
(c)	On January 5, 2005 executive directors were granted options to subscribe for 16,000,000 shares at a price of HK$1.54 per share. The vesting period for the options is January 5, 2005 to December 31, 2006.
(d)	On October 3, 2005, an employee was granted options to subscribe for 1,000,000 shares at a price of HK$0.81 per share. The vesting period for the options is October 3, 2005 to September 30, 2006.
(e)	On May 22, 2006, employees including executive directors were granted options to subscribe for 32,210,000 shares at a price of HK$0.66 per share. The vesting period for the options is May 22, 2006 to May 21, 2009.
(f)	On July 3, 2006, an employee was granted options to subscribe for 1,000,000 shares at a price of HK$0.68 per share. The vesting period for the options is July 3, 2006 to July 2, 2009.
(g)	On August 3, 2006, an employee was granted options to subscribe for 100,000 shares at a price of HK$0.71 per share. The vesting period of the option is August 3, 2006 to August 2, 2009.

(h)	The share options outstanding in respect of the 1997 Share Option Scheme and 2002 Share Options Scheme as of August 31, 2003, 2004, 2005 and 2006 is summarized as follows:

	Number of Share Options Outstanding	Average exercise price per Share	Weighted average market price at the date of grant
	(Thousands)	HK$’000	HK$’000
Balance at August 31, 2003	1,240	0.45	0.45
Granted during the year	6,000	1.47	1.43
Exercised during the year	(640)	0.28	N/A

Balance at August 31, 2004	6,600	1.39	1.36
Granted during the year	30,670	1.54	1.48
Exercised during the year	(52)	0.58	N/A

Balance at August 31, 2005	37,218	1.51	1.46
Granted during the year	34,310	0.67	0.74
Exercised during the year	(50)	0.26	N/A
Lapased upon resignation of employees during the year	(5,260)	1.54	N/A

Balance at August 31, 2006	66,218	1.08	N/A

(i)	The following table summarizes the information about share options outstanding at August 31, 2006:

Date of grant	Exercise price at August 31, 2005	Number outstanding at August 31, 2006	Remaining life	Exercisable options at August 31, 2006
		(Thousands)	(Years)	(Thousands)
September 3, 1998	0.26	140	1.0	140
September 10, 1999	2.10	40	1.0	40
October 20, 2000	0.58	278	1.0	278
June 3, 2004	1.47	6,000	8.0	6,000
October 21, 2004	1.54	9,450	9.0	7,670
January 5, 2005	1.54	16,000	9.0	12,000
October 3, 2005	0.81	1,000	9.0	—
May 3, 2006	0.66	32,210	10.0	—
July 3, 2006	0.68	1,000	10.0	—
August 3, 2006	0.71	100	10.0	—

		66,218		26,128

(j)	Fair value of share options and assumptions:

In assessing the value of the share options granted during the year ended 31 August 2006, the Black-Scholes option pricing model (the “Black-Scholes Model”) has been used. The Black-Scholes Model is one of the most generally accepted methodologies used to calculate the value of options and is one of the recommended option pricing models as set out in Chapter 17 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. The variables of the Black-Scholes Model include expected life of the options, risk-free interest rate, expected volatility and expected dividend of the shares of the Company.

In assessing the value of the share options granted during the year, the following variables have been applied to the Black-Scholes Model:

Measurement date	June 3, 2004	October 21, 2004	January 5, 2005	October 3, 2005	May 22, 2006	July 3, 2006	August 3, 2006
Variables
- Expected life (i)	5 years	5 years	5 years	5 years	5 years	5 years	5 years
- Risk-free rate (ii)	3.78%	2.65%	2.75%	4.41%	4.63%	4.45%	4.06%
- Expected volatility (iii)	59.04%	72.06%	69.37%	58.29%	55.04%	53.56%	52.71%
- Expected dividend yield (iv)	1%	1%	1%	0%	0%	0%	0%

The	above variables were determined as follows:
(i)	The expected life is estimated to be 5 years from the date of grant (the “Measurement Date”).
(ii)	The risk-free rate represents the yield of the Hong Kong Exchange Fund Notes corresponding to the expected life of the options as at the Measurement Date.
(iii)	The expected volatility represents the annualised standard deviation of the continuously compounded rates of return on the shares of the most recent period from the Measurement Date that is generally commensurate with the expected term of option (taking into account the remaining contractual life of the option and the effect of the expected early exercise of the option).
(iv)	A dividend yield of 0% has been assumed.

Using the Black-Scholes Model in assessing the value of share options granted during the year, the fair value is estimated as below:

Date of grant	June 3, 2004		October 21. 2004		January 5, 2005		October 3, 2005		May 22, 2006		July 3, 2006		August 3, 2006
Fair value per share option	HK$	0.70	HK$	0.84	HK$	0.80	HK$	0.44	HK$	0.33	HK$	0.35	HK$	0.36

The Black-Scholes Model, applied for determination of the estimated fair value of the share options granted under the 2002 Share Option Scheme, was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. Such an option pricing model requires input of highly subjective assumptions, including the expected stock volatility. As the Company’s share options have characteristics significantly different from those of traded options, changes in subjective inputs may materially affect the estimated fair value of the options granted.

26 Revenues and segmental information

The Company’s reportable segments are strategic business units that offer different type of telecommunication services. Each of these business units are operated and managed separately.

Revenue recognized during the year is as follows:

	Year ended August 31,
	2004	2005	2006
	HK$’000	HK$’000	HK$’000
Revenue
International telecommunications services	627,978	532,595	418,276
Fixed telecommunications network services (note (c))	541,902	629,464	716,600

	1,169,880	1,162,059	1,134,876

Other income
Interest income	3,753	13,578	20,378
Other income	2,668	6,037	4,465

	6,421	19,615	24,843

(a) Primary reporting format — business segments

The Company is organized on a worldwide basis into two business segments:

•	International telecommunications — provision of international long distance calls services.

•	Fixed telecommunications network — provision of dial up and broadband Internet access services, local voice-over-IP services and IP-TV services.

The Company’s inter-segment transactions mainly consist of provision of leased lines services.

Segment results are income / (loss) from operations excluding interest expense and interest income, but includes other income, net. All segment measures are based on accounting policies that are consistent with those used in the preparation of the consolidated financial statements.

	Year ended August 31, 2004 (restated)
	International telecommunications services	Fixed telecommunications network services	Elimination	Company
	HK$’000	HK$’000	HK$’000	HK$’000
Revenue (note (c))
External sales	627,978	541,902	—	1,169,880
Inter-segment sales	5,682	30,183	(35,865)	—

	633,660	572,085	(35,865)	1,169,880

Segment results	157,742	(109,814)		47,928

Interest income	3,634	119	—	3,753
Interest expense				(175)

Income before taxation				51,506

Segment assets	532,161	1,151,018	—	1,683,179
Unallocated assets				229

Total assets				1,683,408

Segment liabilities	128,304	340,172	—	468,476
Unallocated liabilities				39,234

Total liabilities				507,710

Capital expenditure	17,164	392,882	—	410,046
Depreciation	29,023	166,929	—	195,952
Goodwill amortization charge	—	1,065	—	1,065

	Year ended August 31, 2005 (restated)
	International telecommunications services	Fixed telecommunications network services	Elimination	Company
	HK$’000	HK$’000	HK$’000	HK$’000
Revenue (note (c))
External sales	532,595	629,464	—	1,162,059
Inter-segment sales	4,108	33,188	(37,296)	—

	536,703	662,652	(37,296)	1,162,059

Segment results	89,835	(219,172)		(129,337)

Interest income	13,240	338	—	13,578
Interest expense				(54,462)

Loss before taxation				(170,221)

Segment assets	942,304	1,404,589	—	2,346,893
Unallocated assets				535

Total assets				2,347,428

Segment liabilities	130,011	721,748	—	851,759
Unallocated liabilities				475,215

Total liabilities				1,326,974

Capital expenditure	11,582	407,544	—	419,126
Depreciation	24,928	211,721	—	236,649
Goodwill amortization charge	—	1,065	—	1,065

	Year ended August 31, 2006
	International telecommunications services	Fixed telecommunications network services	Elimination	Company
	HK$’000	HK$’000	HK$’000	HK$’000
Revenue (note (c))
External sales	418,276	716,600	—	1,134,876
Inter-segment sales	5,670	31,275	(36,945)	—

	423,946	747,875	(36,945)	1,134,876

Segment results	25,677	(106,724)		(81,047)

Interest income	17,728	2,650	—	20,378
Interest expense				(88,637)

Income before taxation				(149,306)

Segment assets	626,480	1,497,388	—	2,123,868
Unallocated assets	—	—	—	347

Total assets				2,124,215

Segment liabilities	114,847	921,230	—	1,036,077
Unallocated liabilities			—	196,484

Total liabilities				1,232,561

Capital expenditure	13,838	309,097	—	322,935
Depreciation	23,598	252,866	—	276,464

(b) Geographical segments

Although the Company’s two business segments are managed on a worldwide basis, they operate in two main geographical areas:

•	Hong Kong — international telecommunications and fixed telecommunications network services.

•	Canada — international telecommunications and fixed telecommunications network services.

In presenting information on the basis of geographical segments, revenue and segment results are based on the geographical location of customers. Total assets and capital expenditure are based on the geographical location of the assets.

There were no sales between the geographical segments.

	Revenue 2004	Total assets 2004	Capital expenditure 2004	Fixed assets, net 2004
	HK$’000	HK$’000	HK$’000	HK$’000
Hong Kong	1,145,102	1,675,546	409,866	1,154,036
Canada	24,778	7,633	180	4,839

	1,169,880	1,683,179	410,046	1,158,875

Unallocated assets		229

		1,683,408

	Revenue 2005	Total assets 2005	Capital expenditure 2005	Fixed assets, net 2005
	HK$’000	HK$’000	HK$’000	HK$’000
Hong Kong	1,138,821	2,337,793	418,981	1,332,172
Canada	23,238	9,100	145	4,371

	1,162,059	2,346,893	419,126	1,336,543

Unallocated assets		535

		2,347,428

	Revenue 2006	Total assets 2006	Capital expenditure 2006	Fixed assets, net 2006
	HK$’000	HK$’000	HK$’000	HK$’000
Hong Kong	1,114,452	2,114,018	321,708	1,362,359
Canada	20,424	9,850	1,227	4,875

	1,134,876	2,123,868	322,935	1,367,234

Unallocated assets		347

		2,124,215

Hong Kong Broadband Network Limited (“HKBN”), a wholly-owned subsidiary of the Group, as a FTNS licensee, provides interconnection services to enable delivery of telecommunications service to customers of different operators. Since the FTNS license was granted by the Telecommunication Authority (“TA”) and interconnection services have been provided, HKBN has been billing mobile operators for the interconnection services provided to them and recognizing the amounts billed as revenue (“mobile interconnection charges”). A majority of the mobile operators, however, rejected HKBN’s demand for payment. As a result of non-payment by the mobile operators, in 2004, the Company asked the TA to make a determination (the “Determination”) on the level of mobile and fixed interconnection charges payable by one of the mobile operators to HKBN; and the effective date of the determined interconnection charges.

In November 2005, HKBN entered into a contractual agreement with one of the mobile operators, which agreed to pay mobile interconnection charges at an interim rate. The final rate to be paid by this mobile operator will be adjusted based on the Determination issued by TA.

In March 2006, TA issued a preliminary analysis on the Determination with respect to the rates of mobile interconnection charges (“preliminary rates”) payable by the mobile operator under dispute and the timing of the Determination. The final level of mobile interconnection charges is still subject to the Determination to be issued by TA and the expected timing of the Determination was not known as of the year end.

For the years ended August 31, 2004 and 2005, the Company recognized revenue for mobile interconnection charges of HK$38,676,000 and HK$24,703,000, respectively, based on the Company’s best estimate of the amounts it expected to collect. For the year ended August 31, 2006, the Company recognized mobile interconnection charges of HK$22,037,000 based on the preliminary rates from TA.

27 Financial instruments

Exposure to credit, liquidity, interest rate and currency risks arises in the normal course of the Company’s business. These risks are limited by the Company’s financial management policies and practices described below.

(a) Credit risk

The Company’s credit risk is primarily attributable to trade and other receivables, investments in debt securities , derivative financial instruments and term bank deposits. Management has a credit policy in place and the exposures to these credit risks are monitored on an ongoing basis. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, in the balance sheet. Except for the financial guarantee given by the Company as disclosed in note 15(d), the Company does not provide any other guarantees which expose the Company to credit risk.

In respect of trade receivables, credit evaluations are performed on all customers requiring credit over a certain amount. Trade receivables are generally due within 30 days from the date of billing. Subscribers with receivables that are more than 3 months overdue are requested to settle all outstanding balances before any further credit is granted. The Company generally does not obtain collateral from customers.

Cash deposits and transactions involving derivative financial instruments with counterparties are placed or limited to high credit-quality financial institutions. The Company has policies that limit the amount of credit exposure to any financial institution. Given the high credit ratings of these financial institutions, management does not expect any of the financial institutions to fail in meeting their obligations.

(b) Liquidity risk

The Company is responsible for the cash management, including the short term investment of cash surpluses and the raising of funds to cover expected cash demands. The Company regularly monitors current and expected liquidity requirements and compliance with lending covenants to ensure it maintains sufficient cash, readily realizable marketable securities and has adequate amount of committed credit facilities to meet the Company’s liquidity requirements in the short and long term.

(c) Interest rate risk

The Company’s interest-rate risk arises mainly from its 10-year senior notes which bear interest at the fixed rate of 8.75% per annum. Details of the 10-year senior note are disclosed in note 14.

d) Foreign currency risk

All the Company’s monetary assets and liabilities are primarily denominated in either Hong Kong dollars or United States dollars. Given the exchange rate of Hong Kong dollar to the U.S. dollar has remained close to the current pegged rate of HK$7.8 = US$1.00 since 1983, management does not expect significant foreign exchange gains or losses between the Hong Kong dollar and the United States dollar.

The Company is also exposed to a certain amount of foreign exchange risk in relation to fluctuations between the Hong Kong dollars and the Renminbi arising from its operations in the PRC. In order to limit this foreign currency risk exposure, the Company maintains Renminbi cash balance that approximates six months’ operating cash flows.

e) Fair values

Trade receivables less impairment provision and account payables approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Company for similar financial instruments. The carrying value and the fair value of the Company’s investment securities, derivative financial instruments and the 8.75% senior notes as at August 31, 2006 and 2005 are as follows:

		2005 Carrying amount	Fair Value	2006 Carrying amount	Fair Value
		HK$’000	HK$’000	HK$’000	HK$’000
Long-term bank deposit	(a)	15,540	15,193	13,641	13,459
Debt securities	(b)	25,901	25,901	26.633	26,633
Interest rate swap	(c)	—	2,570	1,845	1,845
Foreign currency forward contract	(d)	—	4,039	—	—
8.75% senior notes	(b)	(945,348)	(888,694)	(948,027)	722,081

(a)	The fair value of the long term bank deposit is based on issuer’s quoted market price.
(b)	The fair value of debt securities and the 8.75% senior notes is based on quoted market prices at the balance sheet date.
(c)	The fair value of the interest rate swap is the estimated amount that the Company would receive or pay to terminate the swap at the balance sheet, taking into account current interest rates and the current creditworthiness of the counterparties.
(d)	The fair value of the foreign currency forward contract is based on listed market prices.
(e)	The fair value of equity share-based payment is estimated at the date of grant using Black-Scholes Option Valuation model. For details, please refer to note 30(a).

28 Barter transaction

(a)	During the year ended August 31, 2004, Hong Kong Broadband Network Limited (“HKBN”), a subsidiary of the Company entered into two agreements with a third party (the “Contract Party 1”). Pursuant to first agreement (“First Agreement”), the Contract Party 1 agreed to sell to HKBN an telecommunications facility (the “Facility”) for cash consideration of approximately HK$42.4 million (the “Facility Consideration”), which was paid by HKBN during the year ended August 31, 2004. In conjunction with the First Agreement, HKBN also entered into an operations and maintenance agreement with the Contract Party 1 for the provision of ongoing operations and maintenance services for the Facility at a fee of approximately HK$1 million per annum, commencing September 1, 2007 onwards.

A second agreement (“Second Agreement”) was entered into on the same date by both parties whereby HKBN agree to provide certain telecommunication services to the Contract Party 1 (the “Services”) for an amount equal to the unit service charges specified in the Second Agreement. The Contract Party 1 is required to pay to HKBN a guarantee minimum service fee of approximately HK$42.4 million over a period of three years, commencing September 1, 2004. A prepayment of the service charges of HK$36.5 million (the “Prepaid Charges”) was paid by the Contract Party 1 to HKBN during the year ended August 31, 2004.

The directors of the Company made an assessment of the fair values of the goods and services exchanged and concluded that no fair values could be assigned to them. Accordingly, the Facility was not recognized as an asset and no revenue or deferred revenue was recognized in the financial statements of the Company as at and for the year ended August 31, 2005 and 2006. The difference between the amounts paid for the Facility Consideration and the Prepaid Charges received, amounting to approximately $5.9 million, was recorded as a long-term receivable balance in the balance sheet as at August 31, 2005 and 2006. The balance will be paid by the Contract Party 1 prior to the end of service period on September 1, 2007.

(b)	During the year ended August 31, 2005, HKBN entered into two agreements with a third party (the “Contract Party 2”). Pursuant to the agreements:

(i)	HKBN and the Contract Party 2 agreed to make available certain telecommunications services (the “Services Component”) to each other on a barter basis at no consideration for a period of ten years, commencing January 1,2005.

(ii)	HKBN agreed to provide network capacity to the Contract Party 2 for a service term of fifteen years from the respective activation of the relevant network capacity, and, in exchange, the Contract Party 2 agreed to provide HKBN the right to use telecommunications facilities (the “Capacity Component”) for a term of fifteen years from the respective activation of the relevant facilities. The transaction was entered into on a barter basis with no consideration being exchanged.

The Directors of the Company made an assessment and concluded that since the Service Component for (i) above and Capacity Component for (ii) above involve exchange of services of a similar nature and value, the exchange is not regarded as a transaction which generates revenue. Accordingly, both components were not recognized as an asset or expense and no revenue or deferred revenue was recognized in the financial statements of the Company as at and for the year ended August 31, 2004, 2005 and 2006.

29 New effective standards/recent accounting pronouncements

(i) Hong Kong GAAP

Up to the date of issue of these financial statements, the HKICPA has issued the following amendments, new standards and interpretations which are not yet effective for the accounting period ended August 31, 2006 and which have not been adopted in these financial statements:

HK(IFRIC) 4	Determining whether an arrangement contains a lease	January 1, 2006
Amendments to HKAS 39	Financial instruments:
Recognition and measurement:
	– Cash flow hedge accounting of forecast intragroup transactions	January 1, 2006
	– The fair value option	January 1, 2006
	– Financial guarantee contracts	January 1, 2006
Amendments, as a consequence of the Hong Kong Companies (Amendment) Ordinance 2005, to:
– HKAS 1	Presentation of financial statements	January 1, 2006
– HKAS 27	Consolidated and separate financial statements	January 1, 2006
– HKFRS 3	Business combinations	January 1, 2006
HKFRS 7	Financial instruments: disclosures	January 1, 2007
Amendments to HKAS 1	Presentation of financial statements:	January 1, 2007
capital disclosures

In addition, the Hong Kong Companies (Amendment) Ordinance 2005 came into effect on December 1, 2005 that would apply to the Company’s financial statements for the period beginning September 1, 2006.

The Company is in the process of making an assessment of the impact of these amendments, new standards and new Interpretations described above and so far it has concluded that the adoption of these amendments, standards and interpretations is unlikely to have a significant impact on the Company’s results of operations and financial position.

(ii) U.S. GAAP

The following are accounting standards recently issued in the United States which will be effective in the Company’s annual reporting period ending August 31, 2007:

FASB Interpretation No. 48 (“FIN 48”)

In June 2006, the FASB issued FIN 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statements No. 109, which clarifies the accounting for uncertainty in tax positions. This interpretation requires that the Company recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. FIN 48 will be effective for the accounting period from September 1, 2007. Management does not expect the adoption of this interpretation to have a material effect on the Company’s consolidated financial statements.

EITF Issue No. 04-13 (“EITF 04-13”)

In September 2005, the Emerging Issue Task Force issued EITF Issue No. 04-13 Accounting for Purchases and Sales of Inventory with the Same Counterparty. EITF 04-13 provides guidance as to when purchases and sales of inventory with the same counterparty should be accounted for as a single exchange transaction. EITF 04-13 also provides guidance as to when a nonmonetary exchange of inventory should be accounted for at fair value.

Statement of Financial Accounting Standards No. 157 (“FAS 157”)

In September 2006, the FASB issued FAS 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. This Statement is effective for the accounting period from September 1, 2008. The Company is in the process of evaluating the impact of this standard.

Staff Accounting Bulletin No. 108 (“SAB No. 108”)

In September 2006, the Securities and Exchange Commission released SAB No. 108 regarding the effects of prior year misstatements in considering current year misstatements for the purpose of a materiality assessment. The opinion in SAB 108 is that in the case of an error that has occurred and been immaterial in a number of previous years, the cumulative effect should be considered in assessing the materiality of the error in the current year. If the cumulative effect of the error is material, then the current year statements, as well as prior year statements should be restated. In the case of restated prior year statements, previously filed reports do not need to be amended, if the error was considered immaterial to previous year’s financial statements. However the statements should be amended the next time they are filed. The effects of this guidance should be applied cumulatively to fiscal years ending August 31, 2007. Additional disclosure should be made regarding any cumulative adjustments made in the current year financial statements. The Company does not believe the adoption of this SAB will have significant impact on the Company’s consolidated financial statements.

EITF 04-13 will be applied to new arrangements entered into, and modifications or renewals of existing arrangements occurring after September 1, 2006. The application of EITF 04-13 is not expected to have a significant impact on the Company’s consolidated financial statements.

30 Summary of significant differences between Hong Kong GAAP and U.S. GAAP

The Company’s consolidated financial statements are prepared in accordance with generally accepted accounting principles applicable in Hong Kong (“HK GAAP”), which differ in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). The following are significant differences between HK GAAP and U.S. GAAP which pertain to the Company.

Net income/(loss)

			Year ended August 31,
	Note		2004	2005	2006
			HK$’000	HK$’000	HK$’000
Net income/(loss) As stated under Hong Kong GAAP (2004 and 2005: as restated)(note 3)			49,463	(163,496)	(142,062)
U.S. GAAP adjustments: —
Share-based compensation under intrinsic value method	(a	)	270	389	—
Reversal of retrospective HK GAAP adjustment in respect of share-based compensation	(a	)	87	6,965	—
Reversal of amortization of goodwill (acquired after June 30, 2001)	(b	)	1,065	1,065	—
Fair value of interest rate swap	(c	)	680	1,890	—
Fair value of foreign forward exchange contracts	(c	)	—	4,039	—
Tax effects of U.S. GAAP adjustments	(d	)	—	—	—

Net income/(loss) under U.S. GAAP			51,565	(149,148)	(142,062)

Basic weighted average common shares issued and outstanding (in 000’s)			610,095	613,525	614,134
Incremental shares from assumed exercise of share options (in 000’s)			604	—	—
Incremental shares from assumed exercise of warrants (in 000’s)			3,666	—	—

Diluted weighted average common and potential shares issued and outstanding (in 000’s)			614,365	613,525	614,134

Earnings/(loss) per share under U.S. GAAP (note A)
Basic			HK8.5 cents	HK(24.3) cents	HK(23.1) cents

Diluted			HK8.4 cents	HK(24.3) cents	HK(23.1) cents

(A)	The number of incremental shares from assumed exercise of stock options and warrants is determined using the treasury stock method. At August 31, 2004, 60,000 options to purchase shares of the Company, were outstanding but have not been included in the calculation of diluted earnings per share as the effect of exercise would have been anti-dilutive. At August 31, 2005 and 2006, the number of shares used in the calculation of diluted loss per share is equal to the basic weighted average common shares issued and outstanding as the incremental effect of outstanding share options would be anti-dilutive in a loss making year.

Total shareholders’ equity

			August 31,
	Note		2004	2005	2006
			HK$’000	HK$’000	HK$’000
Total shareholders’ equity
As stated under Hong Kong GAAP(2004 and 2005: as restated)(note 3)			1,175,698	1,020,454	891,654
U.S. GAAP adjustments:
Goodwill	(b	)	5,092	5,092	5,092
Accumulated amortization of goodwill	(b	)	(3,735)	(3,735)	(3,735)
Reversal of amortization of goodwill	(b	)	3,195	4,260	4,260
Fair value of interest rate swap	(c	)	680	2,570	—
Fair value of forward foreign exchange contracts	(c	)	—	4,039	—
Tax effects of U.S. GAAP adjustments	(d	)	—	—	—

Total shareholders’ equity under U.S. GAAP			1,180,930	1,032,680	897,271

Condensed consolidated statements of income

	Year ended August 31,
	2004	2005	2006
	HK$’000	HK$’000	HK$’000
Revenue, net	1,169,880	1,162,059	1,134,876

Operating expenses:
Network costs	(499,519)	(550,029)	(554,136)
Sales and marketing expenses	(228,169)	(267,423)	(204,952)
General and administrative expenses	(384,008)	(436,117)	(443,850)
Bad debt expense	(11,502)	(35,445)	(17,450)

Income/(loss) from operations	46,682	(126,955)	(85,512)
Interest income	3,753	13,578	20,378
Interest expense	(175)	(54,462)	(88,637)
Other income, net	3,348	11,966	4,465

Income/(loss) before income taxes	53,608	(155,873)	(149,306)
Income tax (expense)/credit	(2,043)	6,725	7,244

Net income/(loss)	51,565	(149,148)	(142,062)

Statement of changes in shareholders’ equity

	Ordinary shares		Additional paid-in capital
	Number of shares outstanding	Amount outstanding	Share premium	Warrant reserve	Cumulative foreign currency translation adjustment	Capital reserve	Retained profits	Total shareholders’ equity
		HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Balance at August 31, 2003	604,959,787	60,496	615,886	858	1,231	28,474	475,717	1,182,662
Shares issued upon exercise of share options	640,000	64	115	—	—	—	—	179
Compensation cost for share options	—	—	—	—	—	(270)	—	(270)
Shares issued upon exercise of warrants	4,973,574	497	1,985	(493)	—	—	—	1,989
2003 final dividend declared and paid (note 21)	—	—	—	—	—	—	(45,789)	(45,789)
2004 interim dividend declared and paid (note 21)	—	—	—	—	—	—	(9,158)	(9,158)
Net income	—	—	—	—	—	—	51,565	51,565
Foreign currency translation adjustments	—	—	—	—	(248)	—	—	(248)

Balance at August 31, 2004	610,573,361	61,057	617,986	365	983	28,204	472,335	1,180,930
Shares issued upon exercise of share options	52,000	5	25	—	—	—	—	30
Compensation cost for outstanding share options	—	—	—	—	—	(389)	—	(389)
Realization of outstanding warrant reserve upon warrant expiration	—	—	—	(18)	—	—	18	—
Shares issued upon exercise of warrants	3,500,043	350	1,397	(347)	—	—	—	1,400
Net loss	—	—	—	—	—	—	(149,148)	(149,148)
Foreign currency translation adjustments	—	—	—	—	(143)	—	—	(143)

Balance at August 31, 2005	614,125,404	61,412	619,408	—	840	27,815	323,205	1,032,680
Shares issued upon exercise of share options	50,000	5	8	—	—	—	—	13
Compensation cost for outstanding share options	—	—	251	—	—	6,572	—	6,823
Net loss	—	—	—	—	—	—	(142,062)	(142,062)
Foreign currency translation adjustments	—	—	—	—	(183)	—	—	(183)

Balance at August 31,2006	614,175,404	61,417	619,667	—	657	34,387	181,143	897,271

Comprehensive (loss)/income

The comprehensive income/(loss) of the Company, determined in accordance with SFAS No. 130 “Reporting Comprehensive Income”, is set out as follows:

	Year ended August 31,
	2004	2005	2006
	HK$’000	HK$’000	HK$’000
Net income/ (loss) under U.S. GAAP	51,565	(149,148)	(142,062)
Foreign currency translation adjustments	(248)	(143)	(183)

Comprehensive income/ (loss)	51,317	(149,291)	(142,245)

No deferred tax assets were recognized because the Company expects that the reported amount of the investment in subsidiaries can be recovered tax-free under HK tax laws.

Condensed consolidated statements of cash flows

Under Hong Kong GAAP, in adopting HKAS 7, three categories of activities are reported: operating activities; investing activities and financing activities, which is similar to U.S. GAAP. However, under HK GAAP, the difference is that cash flows from interest income would be included in investing activities whereas under U.S. GAAP it would be included in operating activities.

Summary cash flow information under US GAAP is as follows:

	Year ended August 31,
	2004	2005	2006
	HK$’000	HK$’000	HK$’000
Net cash provided by operating activities	207,516	90,984	204,583
Net cash used in investing activities	(409,997)	(571,018)	(513,120)
Net cash provided by (used in) financing activities	48,217	773,023	(86,486)

(Decrease)/increase in cash and cash equivalents	(154,264)	292,989	(395,023)
Cash and cash equivalents at the beginning of year	402,034	247,517	539,591
Effect of foreign exchange rate changes	(253)	(915)	349

Cash and cash equivalents at the end of year	247,517	539,591	144,917

(a) Share-based compensation

Under HKGAAP, prior to HKFRS 2 “Share-based payment” became effective for the financial year beginning on September 1, 2005, no staff compensation cost was required to be recognized in respect of the grant of share options. Proceeds from issue of shares upon the exercise of share options were credited to share capital and share premium accounts respectively at the time of exercise of the options. With effect from September 1, 2005, in order to comply with HKFRS 2, the Company recognizes the fair value of share options, which is measured at the date of grant, as compensation expense in profit or loss, or an asset, if the cost qualifies for recognition as an asset. A corresponding increase is recognized in capital reserve within equity. The new accounting policy has been applied retrospectively with comparatives restated in accordance with HKFRS 2. The impact of the restatement for the years ended August 31, 2004 and 2005 was HK$87,000 and HK$6,965,000, respectively. Any expense recognized based on fair value of share options under HK GAAP for the years ended on or prior to August 31, 2005 is reversed under U.S. GAAP.

Under U.S. GAAP, for periods ended on or prior to August 31, 2005, the Company applied the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations to account for share options. Under APB 25, share-based compensation was recorded on the date of grant only if the then market price of the underlying stock exceeded the exercise price.

For the years ended August 31, 2004 and 2005, under U.S. GAAP, the Company recognized share-based compensation expenses of HK$270,000 and HK$389,000, respectively, because options were granted where the then market price of the underlying ordinary share exceeded the exercise price of the share options as described in the following. On June 3, 2004, the Company issued 6,000,000 options to an employee at an exercise price of at HK$1.47. The market value of the ordinary shares on June 3, 2004 was HK$1.51. The difference of HK$0.04 per share between the exercise price and the market value of the ordinary shares was recognized in the statements of operations over the vesting period. On October 21, 2004, the Company issued 14,670,000 share options to employees at an exercise price of HK$1.54 each. The market value of the ordinary shares on October 21, 2004 was HK$1.49. The difference of HK$0.05 between the exercise price and the market value of the ordinary shares was recognized in the statements of earnings over the vesting period. On January 4, 2005, the Company issued 16,000,000 share options to certain directors of the Company at an exercise price of HK$1.54 each. The market value of the ordinary shares of the Company was HK$1.48. The difference of HK$0.06 between the exercise price and the market value of the ordinary shares was recognized in the statements of earnings over the vesting period.

On September 1, 2005, the Company adopted Statement of Financial Accounting Standard (“SFAS”) No. 123 (revised 2004) (“SFAS No. 123(R)”). SFAS No. 123(R) replaces SFAS No. 123 “Accounting for Stock-Based Compensation” and supersedes APB 25. Under SFAS No. 123(R), the Company is required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognize the cost over the period during which an employee is required to provide service in exchange for the award. In applying the transition provisions of SFAS No. 123, the Company used the modified prospective method in which the grant-date fair values of unvested awards that are outstanding on the date of adoption are charged to expense over their remaining vesting periods.

As a result of the adoption of HKFRS 2 and SFAS No. 123(R) on September 1, 2005, there was no difference arising from the recognition of share-based compensation because there was no difference in the results of applying the transitional provisions under HK GAAP and U.S. GAAP and the methods used to determined the share-based compensation were the same under HK GAAP and U.S. GAAP.

The following table illustrates the pro forma effect on net income if the fair-value-based method under SFAS No.123 had been applied to all outstanding and unvested share options for the years ended August 31, 2004 and 2005:

	Year ended August 31
	2004	2005
	HK$’000	HK$’000
Net income/(loss)
As reported	51,565	(149,148)
Less: total share-based compensation expense determined under intrinsic value method for all awards	(270)	(389)
Less: total share-based compensation expense determined under fair value method for all awards, net of tax	(1,904)	(20,547)

	49,391	(170,084)

Basic earnings/(loss) per share
As reported	HK8.5 cents	HK(24.3) cents
Pro forma	HK8.1 cents	HK(27.7) cents
Diluted earnings/(loss) per share As reported	HK8.4 cents	HK(24.3) cents
Pro forma	HK8.0 cents	HK(27.7) cents

The weighted average fair value of share options at the date of grant were HK$0.7 and HK$0.82 per option for the years ended August 31, 2004 and 2005, respectively. The values were estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year ended August 31,
Weighted average	2004	2005
Risk-free interest rates	3.78%	2.7%
Dividend yield	1.02%	1.01%
Volatility factor of the expected market price of the Company’s shares	59.04%	70.66%
Expected life of the options	5 years	5 years

(b) Goodwill

Under HKGAAP, prior to September 1, 2001, goodwill arising on acquisition of a business which represents the excess of the cost of investment over the fair value ascribed to the identifiable net underlying assets acquired is charged against available reserves. In January 2001, HKICPA issued the Statement of Standard Accounting Practice (“SSAP”) No. 30 “Business Combinations” which applies to intangible assets acquired in business combinations for which the agreement date is on or after September 1, 2001. As a result of the adoption of this standard in fiscal 2002 and up to September 1, 2005, goodwill on acquisitions occurring on or after September 1, 2001 was shown separately on the consolidated balance sheet and amortized using the straight-line method over its estimated useful life. (see note 1(c) of the notes to the consolidated financial statements). Where an indication of impairment exists, the carrying amount of goodwill, including goodwill previously written off against reserves, is assessed and written down immediately to its recoverable amount with the charges being recorded in the Company’s statement of operations.

On September 1, 2005, the Company adopted HKFRS 3 “Business Combinations” under which goodwill is recorded at cost less any accumulated impairment losses and goodwill is no longer amortized but subject to an annual test for impairment, including in the year of its initial recognition, as well as when there are indications of impairment. Impairment losses are recognized when the carrying amount of the cash generating unit to which the goodwill has been allocated exceeds its recoverable amounts. In accordance with the transitional arrangements under HKFRS 3, goodwill which had previously been taken directly to reserves (i.e. goodwill which arose before September 1, 2001) is not recognized in the consolidated statement of operations on disposal or impairment of the acquired business, or under any other circumstances. The adoption of HKFRS 3 did not result in any restatement in the consolidated financial statements of prior years and therefore had no impact on U.S. GAAP adjustments of prior years.

Under U S. GAAP, goodwill arising from business combinations is not amortized and is instead required to be tested annually for impairment in accordance with SFAS No. 142 “Goodwill and Other Intangible Assets”.

As a result of the adoption of HKFRS 3, there were no U.S. GAAP adjustments to the net loss of the Company pertaining to goodwill for the year ended August 31, 2006.

(c) Derivative Instruments

Under HKGAAP, prior to September 1, 2005, derivative financial instruments entered into by the Company to hedge the interest rate risk of a recognized asset or liability or the foreign currency risk of a committed future transaction were recognized on an accrual basis with reference to the timing of the recognition of the hedged transaction.

With effect from September 1, 2005, and in accordance with HKAS 39, all derivative financial instruments entered into by the Company are stated at fair value. Changes in the fair value of derivatives held as hedging instruments in a cash flow hedge are recognized in equity to the extent that the hedge is effective and until the hedged transaction occurs. Any changes in fair value of derivative financial instruments which do not qualify as cash flow hedges are recognized in the statement of operations. The adoption of HKAS 39 did not result in any restatement in the consolidated financial statements of prior years and therefore had no impact on U.S. GAAP adjustments of prior years.

Under U.S. GAAP, the Company follows SFAS No. 133 “Accounting for Derivative Instruments and Hedge Activities”, as amended by SFAS No. 138 “Accounting for Certain Derivative Instruments and Certain Hedging Activities”, which requires all derivative instruments be recognized on the balance sheet at fair value. The accounting for changes in fair value depends on whether the derivative instrument qualifies as a hedge. Gains or losses on a derivative instrument designated and qualifying as a fair value hedge as well as the offsetting loss or gain on the hedged item attributable to the hedged risk shall be recognized currently in statement of operations. The effective portion of the gain or loss on a derivative instrument designated and qualifying as a cash flow hedging instrument shall be reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged forecasted transaction impacts earnings. The ineffective portion of gain or loss on the derivative instrument, if any, shall be recognized currently in earnings. For derivative that does not qualify as a hedge, the gain or loss reflecting changes in fair value is recognized in earnings. As of the periods presented, none of the financial derivatives of the Company qualified as hedges.

As a result of the adoption of HKAS 39, there were no reconciling differences as of and for the year ended August 31, 2006.

(d) Deferred taxes

Under HK GAAP, deferred taxes are provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements.

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

There was no differences in the amount of deferred tax assets recognized under HK GAAP and U.S. GAAP. For the years ended August 31, 2004 and 2005, no adjustment was made for tax effects of U.S. GAAP adjustments because the U.S. GAAP adjustments in those years had no tax consequences under Hong Kong tax laws.

The following additional financial statement disclosures are required under U.S. GAAP and are presented on a U.S. GAAP basis.

	Year ended August 31,
	2005	2006
	(restated)
	HK$’000	HK$’000
Deferred tax assets:
Tax losses	177,827	204,300
Share-based payment	—	2,429

Total gross deferred tax assets	177,827	206,729
Valuation allowance	(29,804)	(52,404)

Net deferred tax assets	148,023	154,325

Deferred tax liabilities
Accelerated depreciation allowance	(158,477)	(154,678)
Others	(85)	—

Total gross deferred tax liabilities	(158,562)	(154,678)

Net deferred tax liabilities	(10,539)	(353)

The tax effect on the accumulated tax losses amounted to HK$204,300,000 (2005: HK$177,827,000). Realization of deferred tax assets associated with tax loss carry forwards is dependent upon generating sufficient taxable income. As of August 31, 2006, a valuation allowance of HK$52,404,000 (2005: HK$29,804,000) has been provided for against the remaining deferred tax assets since management believes it is more likely than not the Company will not be able to utilize such benefits in the foreseeable future.

Changes in the valuation allowance consist of:

	Year ended August 31,
	2004	2005	2006
	HK$’000	HK$’000	HK$’000
Balance at beginning of the year	15,171	7,633	29,804
(Reduction)/additions to income tax expense	(7,538)	22,171	22,600

Balance at end of the year	7,633	29,804	52,404

(e) Investment securities

The Company’s investment securities consist of debt securities and long-term bank deposit.

Under HK GAAP, prior to September 1, 2005, the debt securities had been carried at fair value with changes in fair value recognized in profit or loss. On September 1, 2005, upon adoption of HKAS 39, the Company designated the debt securities as a financial asset carried at fair value with changes in fair value charged to the profit or loss. Since the debt securities continue to be carried at fair value with changes in fair changes charged to profit or loss, there was no change in the accounting of the debt securities under HK GAAP. The adoption of HKAS 39 did not result in any restatement in the consolidated financial statements of prior years and therefore had no impact on U.S. GAAP adjustments of prior years.

Under U.S. GAAP, investment securities should be classified in one of three categories: trading, available-for-sale, or held-to-maturity, under SFAS No. 115 Accounting for Certain Investments in Debt and Equity Securities. Given the Company has positive intent and the ability to hold the securities to maturity, the debt securities have been accounted for as held-to-maturity securities under U.S. GAAP and are recorded at amortized cost. For the periods presented, there were not differences between the fair value and the amortized cost of the debt securities.

(f) Deposits for purchase of fixed assets and lease of land and building

Under HK GAAP, deposits for purchase of fixed assets and lease of land and buildings are classified as current assets if the amounts are expected to be realized within twelve months after the balance sheet date. Under U.S. GAAP, such deposits are classified as non-current assets. As at August 31, 2005 and 2006, the deposits for purchase of fixed assets and lease of land and building totaling HK$25,356,000 and HK$17,873,000, respectively.

(g) Debt issue costs

Under HK GAAP, debt issue costs are shown as a reduction in the associated capital proceeds and amortized over the life of the related debt using effective interest method. Under U.S. GAAP, these costs are disclosed separately as non-current asset and are similarly amortized. As at August 31, 2005 and 2006, the unamortized debt issue costs were HK$25,902,000 and HK$24,473,000, respectively.

31 Supplemental Guarantors Consolidated Financial Information

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

The following condensed consolidated financial information presents the condensed consolidated balance sheets as of August 31, 2006 and 2005 and the related condensed consolidated statements of operations and statements of cash flows for the years ended August 31 2006, 2005 and 2004 of (a) City Telecom (H.K.) Limited, the parent; (b) the Guarantor Subsidiaries on a combined basis; (c) the Non-guarantor Subsidiary; (d) eliminating entries; and (e) the total consolidated amounts.

Condensed Consolidated Balance Sheet as of August 31, 2006

	City Telecom (H.K.) Limited	Guarantor Subsidiaries	Non-Guarantor Subsidiary	Eliminating Entries	Consolidated Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Current assets
Cash and bank balances	86,670	31,349	26,898		144,917
Term deposits	121,037	65,000	51,459		237,496
Pledged bank deposits	87,022	—	—		87,022
Trade receivables, net	12,506	128,092	—		140,598
Other receivables, deposits and prepayments	5,210	73,785	2,292	(3,704)	77,583
Inventories	812	44	—		856
Deferred expenditures	—	10,808	—		10,808
Tax recoverable	—	347	—		347

Total current assets	313,257	309,425	80,649		699,627
Fixed assets, net	115,014	1,236,269	15,951		1,367,234
Investments in subsidiaries(1)	1,502,480	245,819	—	(1,748,299)	—
Investment securities	36,645	3,629	—		40,274
Other long-term assets	—	37,609	—	(20,529)	17,080

Total assets	1,967,396	1,832,751	96,600		2,124,215

Current liabilities
Amounts due to subsidiaries/fellow subsidiaries	10,830	1,428,297	75,315	(1,514,442)	—
Trade payables	59,143	27,242	—		86,385
Deposits received	8,283	7,947	—		16,230
Current portion of deferred service income	8,157	29,282	—	(3,696)	33,743
Other payables and accrued charges	19,116	117,734	6,636		143,486
Income tax payable	908	18	1,038		1,964
Current portion of obligations under finance leases	71	1,226	—		1,297

Total current liabilities	106,508	1,611,746	82,989		283,105
Long-term liabilities	969,891	1,166	(56)	(21,545)	949,456

Total liabilities	1,076,399	1,612,912	82,933		1,232,561

Commitments and contingencies
Shareholders’ equity
Ordinary shares, par value $0.1 per share
— 2,000,000,000 shares authorized at August 31, 2006
— 614,175,404 shares issued and outstanding at August 31, 2006	61,417	15,485	8,131	(23,616)	61,417
Share premium	620,298	470,836	—	(470,836)	620,298
Retained profits/(accumulated losses)	196,289	(266,477)	5,217	261,261	196,289
Other reserves	12,993	(5)	319	343	13,650

Total shareholders’ equity	890,997	219,839	13,667		891,654

Total liabilities and shareholders’ equity	1,967,396	1,832,751	96,600		2,124,215

(1)	The amounts of investment in subsidiaries at City Telecom (H.K.) Limited level have included the share of net assets of its subsidiaries using the equity method of accounting.

Condensed Consolidated Balance Sheet as of August 31, 2005

	City Telecom (H.K.) Limited	Guarantor Subsidiaries	Non-Guarantor Subsidiary	Eliminating Entries	Consolidated Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Current assets
Cash and bank balances	461,001	55,309	23,281		539,591
Term deposit	92,850	—	—		92,850
Pledged bank deposits	85,923	4,524	—		90,447
Trade receivables, net	15,253	114,757	—		130,010
Other receivables, deposits and prepayments	8,395	67,171	6,896	(3,704)	78,758
Inventories	1,581	385	—	(9)	1,957
Deferred expenditures	—	12,960	—		12,960
Tax recoverable	—	535	—		535

Total current assets	665,003	255,641	30,177		947,108
Fixed assets, net	133,328	1,185,970	17,245		1,336,543
Investments in subsidiaries(1)	1,277,479	250,113	—	(1,527,592)	—
Investment securities	37,855	3,586	—		41,441
Other long-term assets	—	46,569	—	(24,233)	22,336

Total assets	2,113,665	1,741,879	47,422		2,347,428

Current liabilities
Amounts due to subsidiaries/fellow subsidiaries	10,830	1,151,379	23,662	(1,185,871)	—
Trade payables	58,728	32,034	—		90,762
Deposits received	8,770	6,740	—		15,510
Current portion of deferred service income	11,254	29,195	—	(3,705)	36,744
Other payables and accrued charges	22,343	185,678	14,992	195	223,208
Income tax payable	1,481	17	230		1,728
Current portion of obligation under finance leases	—	1,194	—		1,194

Total current liabilities	113,406	1,406,237	38,884		369,146
Long-term liabilities	980,645	2,404	84	(25,305)	957,828

Total liabilities	1,094,051	1,408,641	38,968		1,326,974
Commitments and contingencies
Shareholders’ equity
Ordinary shares, par value $0.1 per share
— 2,000,000,000 shares authorized at August 31, 2005
— 614,125,404 shares issued and outstanding at August 31, 2005	61,412	15,485	8,131	(23,616)	61,412
Share premium	619,408	470,836	—	(470,836)	619,408
Retained profits/(accumulated losses)	331,742	(153,183)	226	152,957	331,742
Other reserves	7,052	100	97	643	7,892

Total shareholders’ equity	1,019,614	333,238	8,454		1,020,454

Total liabilities and shareholders’ equity	2,113,665	1,741,879	47,422		2,347,428

(1)	The amounts of investment in subsidiaries at City Telecom (H.K.) Limited level have included the share of net assets of its subsidiaries using the equity method of accounting.

Condensed Consolidated Statements of operations for the year ended August 31, 2006

	City Telecom (H.K.) Limited	Guarantor Subsidiaries	Non-Guarantor Subsidiary	Eliminating Entries	Consolidated Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Revenue from provision of telecommunication and related services, net	174,113	1,110,256	116,355	(265,848)	1,134,876
Network costs	(87,849)	(254,740)	—	41,996	(300,593)
Operating expenses:
Salaries and related costs	(44,254)	(233,105)	(81,887)	102,525	(256,721)
Sales and marketing expenses	(20,567)	(336,985)	—	152,600	(204,952)
General and administrative expenses	(56,366)	(366,635)	(30,353)	12,682	(440,672)
Provision for doubtful accounts receivable	(1,090)	(16,360)	—		(17,450)

(Loss)/income from operations	(36,013)	(97,569)	4,115		(85,512)
Interest income	16,594	2,946	838		20,378
Interest expenses	(88,584)	(60,454)	—	60,401	(88,637)
Other income, net	67,672	39,201	2,245	(104,653)	4,465
Share of net losses from subsidiaries(2)	(111,171)	—		111,171	—

(Loss)/income before taxation	(151,502)	(115,876)	7,198		(149,306)
Income tax expense/(credit)	9,440	11	(2,207)		7,244

Net (loss)/income	(142,062)	(115,865)	4,991		(142,062)

(2)	The net (loss)/income amounts at City Telecom (H.K.) Limited level have included the share of net (losses)/ income of its subsidiaries using the equity method of accounting.

Condensed Consolidated Statements of operations for the year ended August 31, 2005

	City Telecom (H.K.) Limited	Guarantor Subsidiaries	Non-Guarantor Subsidiary	Eliminating Entries	Consolidated Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
	(restated)	(restated)			(restated)
Revenue from provision of telecommunication and related services, net	227,045	1,104,389	122,054	(291,429)	1,162,059
Network costs	(111,836)	(271,203)	—	43,637	(339,402)
Operating expenses:
Salaries and related costs	(50,705)	(224,799)	(94,120)	110,232	(259,392)
Sales and marketing expenses	(25,506)	(416,728)	—	174,251	(267,983)
General and administrative expenses	(65,552)	(316,284)	(26,132)	12,757	(395,211)
Provision for doubtful accounts receivable	(1,814)	(33,631)			(35,445)

(Loss)/income from operations	(28,368)	(158,256)	1,802		(135,374)
Interest income	13,061	403	114		13,578
Interest expenses	(54,167)	(17,354)	—	17,059	(54,462)
Other income, net	25,617	43,515	99	(63,194)	6,037
Share of net losses from subsidiaries(2)	(128,156)	—		128,156	—

(Loss)/income before taxation	(172,013)	(131,692)	2,015		(170,221)
Income tax expense/(credit)	8,517	(854)	(938)		6,725

Net (loss)/income	(163,496)	(132,546)	1,077		(163,496)

(2)	The net (loss)/income amounts at City Telecom (H.K.) Limited level have included the share of net (losses)/ income of its subsidiaries using the equity method of accounting.

Condensed Consolidated Statements of operations for the year ended August 31, 2004

	City Telecom (H.K.) Limited	Guarantor Subsidiaries	Non-Guarantor Subsidiary	Eliminating Entries	Consolidated Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
	(restated)	(restated)			(restated)
Revenue from provision of telecommunication and related services, net	260,675	1,081,591	113,953	(286,339)	1,169,880
Network costs	(90,520)	(282,282)	—	41,394	(331,408)
Operating expenses
Salaries and related costs	(49,454)	(191,751)	(86,544)	101,012	(226,737)
Sales and marketing expenses	(53,251)	(351,518)	—	176,600	(228,169)
General and administrative expenses	(71,124)	(240,874)	(23,342)	8,536	(326,804)
Provision for doubtful accounts receivable	(1,683)	(9,819)	—		(11,502)

(Loss)/income from operations	(5,357)	5,347	4,067		45,260
Interest income	3,580	135	38		3,753
Interest expenses	(175)	—	—		(175)
Other income, net	3,516	41,038	17	(41,903)	2,668
Share of income from subsidiaries(2)	49,309	—	—	(49,309)	—

Income before taxation	50,873	46,520	4,122		51,506
Income tax expense	(1,410)	(464)	(169)		(2,043)

Net income	49,463	46,056	3,953		49,463

(2)	The net income amounts at City Telecom (H.K.) Limited level have included the share of net income/(losses) of its subsidiaries using the equity method of accounting.

Condensed Consolidated Statement of Cash Flow for the Year Ended August 31, 2006

	City Telecom (H.K.) Limited	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminating Entries	Consolidated Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Net cash (used in)/provided by operating activities	(278,174)	403,086	58,994	245	184,151
Net cash used in investing activities	(12,087)	(425,348)	(55,307)		(492,742)
Net cash provided by financing activities	(85,238)	(1,248)	—	54	(86,432)

Net (decrease)/ increase in cash and cash equivalents	(375,499)	(23,510)	3,687		(395,023)
Cash and bank balances at beginning of year	461,001	55,309	23,281		539,591
Effects of foreign exchange rates changes	1,168	(450)	(70)	(299)	349

Cash and bank balances at end of years	86,670	31,349	26,898		144,917

Condensed Consolidated Statement of Cash Flow for the Year Ended August 31, 2005

	City Telecom (H.K.) Limited	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminating Entries	Consolidated Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
	(restated)	(restated)			(restated)
Net cash (used in)/provided by operating activities(3)	(75,334)	135,503	23,094	(5,880)	77,383
Net cash used in investing activities (3)	(536,911)	(497,143)	(5,786)	482,400	(557,440)
Net cash provided by financing activities	892,713	381,903	—	(482,400)	792,216

Net increase in cash and bank balances	280,468	20,263	17,308		312,159
Cash and bank balances at beginning of year	180,473	41,691	6,183		228,347
Effects of foreign exchange rates changes	60	(405)	(210)	(360)	(915)

Cash and cash equivalents at end of years	461,001	61,549	23,281		539,591

(3)	The net cash (used in)/provided by operating activities and the net cash used in investing activities for the year ended August 31, 2005 have been revised. The effect of the revision has been described in note 3(e) to the consolidated financial statements.

Condensed Consolidated Statement of Cash Flow for the Year Ended August 31, 2004

	City Telecom (H.K.) Limited	Guarantor Subsidiaries	Non-Guarantor Subsidiary	Eliminating Entries	Consolidated Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
	(restated)	(restated)			(restated)
Net cash (used in)/provided by operating activities	(47,586)	237,247	13,476	626	203,763
Net cash used in investing activities	(71,625)	(374,577)	(9,622)	49,580	(406,244)
Net cash (used in)/provided by financing activities	(52,779)	150,000	—	(50,000)	47,221

Net (decrease)/increase in cash and cash equivalents	(171,990)	12,670	3,854		(155,260)
Cash and cash equivalents at beginning of year	352,512	29,317	2,031		383,860
Effects of foreign exchange rates changes	(49)	(296)	298	(206)	(253)

Cash and cash equivalents at end of year	180,473	41,691	6,183		228,347

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Lai Ni Quiaque
Name:	Lai Ni Quiaque
Title:	Chief Financial Officer

Date: January 26, 2007