Form 20-F
period 2007-08-31
CITY TELECOM (H.K.) LTD
filed 2008-01-28
CIK 1097086

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

  For the fiscal year ended August 31, 2007

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

N/A

Indicate the number of outstanding shares of each of the issuer’s classes of capital common stock as of August 31, 2007: 616,503,404

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

    Item 17  ☐    Item 18  ☒

CURRENCY TRANSLATION

We publish our financial statements in Hong Kong dollars. In this annual report, references to “Hong Kong dollars” or “HK$” are to the currency of Hong Kong, and references to “U.S. dollars” or “US$” are to the currency of the United States. This annual report contains translations of Hong Kong dollar amounts into U.S. dollar amounts, solely for your convenience. Unless otherwise indicated, the translations have been made at US$1.00 = HK$7.7968, which was the noon buying rate in The City of New York for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York on August 31, 2007. On January 23, 2008 the noon buying rate was US$1.00=HK$7.8075. You should not construe these translations as representations that the Hong Kong dollar amounts actually represent such U.S. dollar amounts or could have been or could be converted into U.S. dollars at the rates indicated or at any other rates.

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

These assumptions involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Potential risks and uncertainties include, without limitation:

•	technology changes;

•	changes in the regulatory environment in which we operate, or changes in the rules and policies that government regulators apply to our businesses;

•	increased competition in the local or international telecommunications, Internet access, local VOIP or pay-television (“pay-TV”) markets;

•

the benefits we expect to receive from our continuing capital expenditure on our Next Generation Network (refer to our Metro Ethernet Network and our newly deployed Gigabit Passive Optical Network (“GPON”));

•	our ability to maintain growth and successfully introduce new products and services; and

•

the continued development and stability of the technological infrastructure we use to provide our telecommunications, Internet access, local VOIP and pay-TV using Internet Protocol, which we refer to as IP-TV, services.

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

City Telecom’s Historical Financial Information

The following table presents the selected consolidated financial information and operating information of City Telecom as of and for the years ended August 31, 2003, 2004, 2005, 2006 and 2007. The selected financial information should be read in conjunction with, and is qualified in its entirety by reference to, the financial statements included elsewhere in this annual report, the accompanying notes thereto and Item 5 “Operating and Financial Review and Prospects”.

	As of and for the year ended August 31,
	2003	2004	2005(8)	2006(8)	2007	2007
	HK$	HK$	HK$	HK$	HK$	US$
	(Amounts in thousands except per share data)
Consolidated Statement of Operations Data:
Hong Kong Financial Reporting Standards (“HKFRSs”)
Revenues:
Fixed telecommunications network services	423,107	541,902	629,464	716,600	816,800	104,761
International telecommunications	875,802	627,978	532,595	418,276	324,470	41,616

Total Operating Revenue	1,298,909	1,169,880	1,162,059	1,134,876	1,141,270	146,377

Network Costs:
Fixed telecommunications network services	(76,845)	(122,476)	(118,383)	(125,639)	(103,795)	(13,313)
International telecommunications	(245,908)	(208,932)	(221,019)	(174,954)	(110,796)	(14,210)

Total Network Costs	(322,753)	(331,408)	(339,402)	(300,593)	(214,591)	(27,523)
Other Operating Expenses	(704,796)	(793,212)	(958,031)	(919,795)	(834,104)	(106,981)
Income/(loss) from operations	271,360	45,260	(135,374)	(85,512)	92,575	11,873
Interest income/(expense), net	2,562	3,578	(40,884)	(68,259)	(64,833)	(8,315)
Other income, net	1,678	2,668	6,037	4,465	3,149	404
Income taxes (expense)/credit	(17,857)	(2,043)	6,725	7,244	(2,026)	(260)
Income/(loss) after taxation	257,743	49,463	(163,496)	(142,062)	28,865	3,702
Minority interest	—	—	—	—	—	—
Net income/(loss)	257,743	49,463	(163,496)	(142,062)	28,865	3,702
Net income/(loss) per share (cents)	46.6	8.1	(26.6)	(23.1)	4.7	0.6
Diluted net income/(loss) per share (cents)(1)	41.9	8.1	(26.6)	(23.1)	4.6	0.6
Dividends declared per share (cents)	5.0	9.0	—	—	8.0	1.0
Weighted average number of shares	552,600	610,095	613,525	614,134	614,840	614,840
Diluted weighted average number of shares(2)	615,102	614,365	613,525	614,134	631,319	631,319

	As of and for the year ended August 31,
	2003	2004	2005	2006	2007	2007
	HK$	HK$	HK$	HK$	HK$	US$
	(Amounts in thousands except per share data)
U.S. GAAP
Total operating revenue	1,291,119	1,169,880	1,162,059	1,134,876	1,141,270	146,377
Total operating expenses	(1,015,900)	(1,123,198)	(1,289,014)	(1,220,388)	(1,048,695)	(134,504)
Net income/(loss) from continuing operations	264,151	51,565	(149,148)	(142,062)	28,865	3,702
Net income/(loss) from continuing operations per share (cents)	47.8	8.5	(24.3)	(23.1)	4.7	0.6
Net income from discontinued operations	83	—	—	—	—	—
Loss arising from disposal of discontinued operations	(2,695)	—	—	—	—	—
Net loss from discontinued operations per share (cents)	(0.5)	—	—	—	—	—
Diluted net income/(loss) from continuing operations per share (cents)(3)	42.9	8.4	(24.3)	(23.1)	4.6	0.6
Diluted net loss from discontinued operations per share (cents)(4)	(0.4)	—	—	—	—	—
Dividends declared per share (cents)	5.0	9.0	—	—	8.0	1.0
Weighted average number of shares	552,600	610,095	613,525	614,134	614,840	614,840
Diluted weighted average number of shares(2)	615,102	614,365	613,525	614,134	631,319	631,319

	As of and for the year ended August 31,
	2003	2004	2005	2006	2007	2007
	HK$	HK$	HK$	HK$	HK$	US$
	(Amounts in thousands)
Consolidated Balance Sheet Data:
HKFRSs
Total assets	1,548,534	1,683,408	2,347,428	2,124,215	2,161,133	277,182
Debt	(18,174)	(119,170)	(945,348)	(948,027)	(952,593)	(122,177)
Finance lease obligation	—	—	(3,135)	(2,373)	(1,210)	(155)
Other liabilities	(351,185)	(388,540)	(378,491)	(282,161)	(303,448)	(38,920)

Total liabilities	(369,359)	(507,710)	(1,326,974)	(1,232,561)	(1,257,251)	(161,252)

Net assets	1,179,175	1,175,698	1,020,454	891,654	903,882	115,930
Minority interest	—	—	—	—	—	—

Net assets employed	1,179,175	1,175,698	1,020,454	891,654	903,882	115,930

Share capital	60,496	61,057	61,412	61,417	61,650	7,907
Share premium	615,886	617,986	619,408	620,298	622,433	79,832
Reserves	502,793	496,655	339,634	209,939	219,799	28,191

Total shareholders’ equity	1,179,175	1,175,698	1,020,454	891,654	903,882	115,930

	As of and for the year ended August 31,
	2003	2004	2005	2006	2007	2007
	HK$	HK$	HK$	HK$	HK$	US$
	(Amounts in thousands)
U.S. GAAP
Total assets	1,552,021	1,688,640	2,385,556	2,154,305	2,189,086	280,767
Total liabilities	(369,359)	(507,710)	(1,352,876)	(1,257,034)	(1,279,587)	(164,117)
Total shareholders’ equity	1,182,662	1,180,930	1,032,680	897,271	909,499	116,650

	As of and for the year ended August 31,
	2003	2004	2005(8)	2006 (8)	2007	2007
	HK$	HK$	HK$	HK$	HK$	US$
	(Amounts in thousands)
Other Financial Data:
EBITDA(5)	449,058	244,945	108,377	195,417	353,827	45,381
Net cash provided by operating activities	414,500	203,763	77,383	184,151	383,999	49,251
Net cash (used in) / generated from investing activities	(309,634)	(406,244)	(557,440)	(492,742)	114,053	14,628
Net cash provided by (used in) financing activities	(10,274)	47,221	792,216	(86,432)	(109,504)	(14,045)
Capital expenditures(6)	250,209	410,046	419,126	322,935	132,250	16,962

As a measure of our operating performance or liquidity, we believe that the most directly comparable measure to EBITDA is net cash provided by operating activities. The following table reconciles our net cash provided by operating activities under HKFRSs to our definition of EBITDA on a consolidated basis for each of fiscal 2003, 2004, 2005, 2006 and 2007.

	As of and for the year ended August 31,
	2003	2004	2005	2006	2007	2007
	HK$	HK$	HK$	HK$	HK$	US$
	(Amounts in thousands)
EBITDA	449,058	244,945	108,377	195,417	353,827	45,381
Depreciation and amortization	(176,020)	(197,017)	(237,714)	(276,464)	(258,103)	(33,104)
Interest income/(expense), net	2,562	3,578	(40,884)	(68,259)	(64,833)	(8,315)
Income taxes (expense)/credit	(17,857)	(2,043)	6,725	7,244	(2,026)	(260)

Net income/(loss)	257,743	49,463	(163,496)	(142,062)	28,865	3,702
Depreciation and amortization	176,020	197,017	237,714	276,464	258,103	33,104
Impairment loss on investment property	—	—	—	1,131	—	—
Amortization of deferred expenditure	—	1,828	12,927	13,973	15,580	1,998
Income taxes expense/(credit)	17,857	2,043	(6,725)	(7,244)	2,026	260
Interest income	(3,163)	(3,753)	(13,578)	(20,378)	(22,671)	(2,908)
Interest, amortization and exchange difference on senior notes	—	—	54,065	86,664	89,879	11,528
Other borrowing costs	—	—	—	1,919	(739)	(95)
Minority interest	—	—	—	—	—	—
Gain / loss on disposal of fixed assets	427	(34)	(134)	9,621	1,714	220
Equity settled share-based transaction	—	87	6,965	6,823	5,727	735
Realized and unrealized loss on derivatives financial instruments	—	—	—	125	806	103
Unrealized losses/(gain) on other investments	—	1,696	(300)	(668)	(1,887)	(242)
Loss on disposal of a subsidiary	2,695	—	—	—	—	—
Taxation paid	(19,861)	(24,819)	(1,393)	(2,532)	(2,171)	(278)
Change in long term receivable	—	(6,206)	(6,893)	567	5,600	718
Change in working capital, net	(17,218)	(13,559)	(41,769)	(40,252)	3,167	406

Net cash flow provided by operating activities	414,500	203,763	77,383	184,151	383,999	49,251

	As of and for the year ended August 31,
	2003	2004	2005	2006	2007
Operating Data:
Fixed Telecommunications Network Services Subscriptions:
Broadband Internet Access	172,000	197,000	229,000	220,000	247,000
Local VOIP	140,000	237,000	293,000	281,000	308,000
IP-TV	—	31,000	109,000	116,000	128,000

Total	312,000	465,000	631,000	617,000	683,000

Registered International Telecommunications Accounts(7)	1,589,188	1,916,235	2,054,036	2,201,963	2,331,000
IDD Outgoing Minutes (in thousands)	888,000	1,007,000	947,100	788,000	659,000

(1)	Diluted net income/(loss) per share is computed by dividing the net income/(loss) by the diluted weighted average number of ordinary shares during the year.
(2)

For fiscal 2003, 2004 and 2007, the diluted weighted average number of shares was the weighted average number of ordinary shares outstanding during the respective years, plus the weighted average number of additional ordinary shares which would have been outstanding assuming all the outstanding share options and share warrants (if any) have been exercised at the beginning of the respective years or on the date of issue, whichever is earlier. For fiscal 2005 and 2006, the diluted weighted average number of shares was equal to the weighted average number of ordinary shares outstanding during the respective years because the incremental effect of share options and share warrants was anti-dilutive in a loss-making year.

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
(5)

EBITDA for any period means, without duplication, net income/(loss) for such period, plus the following to the extent deducted in calculating such net income/(loss): interest expense, income taxes, depreciation and amortization expense (excluding any such non cash charge to the extent it represents an accrual of or reserve for cash charges in any future period or amortization of a prepaid cash expense that was paid in a prior period not included in the calculation), less interest income. EBITDA is not a measure of performance under HKFRSs or U.S. GAAP. We believe that EBITDA is an additional measure utilized by investors in determining a borrower’s ability to meet debt service requirements. However, EBITDA does not represent, and should not be used as a substitute for, net earnings or cash flows from operations as determined in accordance with HKFRSs or U.S. GAAP, and EBITDA is not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of EBITDA may differ from that of other companies.

(6)	Capital expenditures represent additions to fixed assets and include non-cash transactions.
(7)	Registered accounts refer to international telecommunications customers that have a valid account. Account holders may or may not be active users of our services.
(8)

Due to additional evidence and information received with respect to the collectibility of the mobile interconnection charges prior to the filing of our annual report on Form 20-F for fiscal 2005 on January 30, 2006, we were required to reassess the conditions on which the estimates on bad debt provision for mobile interconnection charges receivables were based. As a result, our Hong Kong statutory financial statements for the year ended August 31, 2005 differ from the amounts reported in the consolidated financial statements reported in our annual report on Form 20-F for fiscal 2005. The effect of the reassessment was reflected in our consolidated financial statements as of and for the year ended August 31, 2005 included in our annual report on Form 20-F for fiscal 2005 and in our Hong Kong statutory financial statements as of and for the year ended August 31, 2006.

Our reassessment had the following effects on our consolidated statement of operations for the years ended August 31, 2005 and 2006:

	As previously reported in 2005 Hong Kong statutory financial statements	As reported in 2005 Form 20-F	As previously reported in 2006 Hong Kong statutory financial statements	As reported in 2006 Form 20-F
	HK$	HK$	HK$	HK$
	(Amounts in thousands except per share data)
Revenue from provision of telecommunications and other services, net	1,137,356	1,162,059	1,159,579	1,134,876
Provision for doubtful accounts	(60,563)	(35,445)	7,668	(17,450)
Net loss after tax	(206,352)	(156,531)	(92,241)	(142,062)
Loss per share - Basic and Diluted	(33.6) cents	(25.5) cents	(15.0) cents	(23.1) cents

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

The following table sets forth the average, high, low and period-end noon buying rate between the Hong Kong dollar and the U.S. dollar (in Hong Kong dollars per U.S. dollar) for the periods indicated:

	Average(1)	High	Low	Period-End
	HK$	HK$	HK$	HK$
2002	7.7996	7.8095	7.7970	7.7988
2003	7.7864	7.8001	7.7085	7.7640
2004	7.7891	7.8010	7.7632	7.7723
2005	7.7775	7.7999	7.7514	7.7718
2006	7.7681	7.7928	7.7506	7.7767
2007	7.8019	7.8289	7.7497	7.7975
July 2007	7.8197	7.8264	7.8129	7.8264
August 2007	7.8155	7.8289	7.7968	7.7968
September 2007	7.7816	7.7947	7.7591	7.7689
October 2007	7.7544	7.7694	7.7497	7.7502
November 2007	7.7773	7.7890	7.7573	7.7874
December 2007	7.7983	7.8073	7.7879	7.7984
January 2008 (through January 23, 2008)	7.8043	7.8107	7.7989	7.8075

(1)	The average of the noon buying rates on the last business day of each month during the relevant annual period or the average noon buying rates for each business day during the relevant monthly period.

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

Risks Relating to Our Business and Operations

We cannot assure you that we will be able to maintain an increase in total revenues and operating results

In fiscal 2007, our total revenues increased to HK$1,141.3 million from HK$1,134.9 million in fiscal 2006, and we recorded a net profit of HK$28.9 million versus a net loss of HK$142.1 million in fiscal 2006. The profit in fiscal 2007 was mainly due to our focus on increasing the average revenue per user from our fixed telecommunications network business and also from enhancing operating efficiency over the last 18 months. Moreover, the shift in the revenue composition from our international telecommunications services to our fixed telecommunications network business also represents a transition to a higher margin business model. However, we cannot assure you that we will be able to maintain the profits and business growth.

Revenues from our international telecommunications business decreased by 22.4% primarily due to a decrease in the total number of minutes by 16.4% and the intentional drop out of low profit margin subscribers. With the drop in average tariff rates and a reduced operating scale, we expect profit margins from our international telecommunications services will continue to be under pressure and less revenue will be generated in future.

Revenues from our fixed telecommunications network business increased by 14.0% in fiscal 2007, primarily due to an increase in our average revenue per user and an increase in our subscription base of 10.7%. This increase was mainly driven by the growing demand for high bandwidth broadband Internet access service. However, we cannot assure you that our fixed telecommunications network service business will continue to be profitable as we will continue to expand substantial resources in developing and marketing broadband Internet access, local VOIP, IP-TV and corporate data services.

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

Our growth and profitability could be affected by an increasing number of local and foreign entrants in the international and local telecommunications, Internet access and television broadcasting markets.

The Hong Kong government continues to liberalize access into the telecommunications industry in Hong Kong, including issuing new wireless and wire-line fixed telecommunications network services licenses, which we refer to as FTNS Licenses. We expect the Hong Kong government to continue to open the telecommunications market in the next several years. Some of these changes may impact our Company:

As of January 4, 2008, 253 public non-exclusive telecommunications service licenses, which we refer to as PNETS Licenses, for the provision of external telecommunications services had been issued in Hong Kong. Some of these licenses are held by subsidiaries of major foreign telecommunications providers, which have competitive advantage due to their global presence and size.

On December 31, 2007, TVB and ATV launched digital terrestrial television, which will expand the public’s access to free channels in both standard and high definition. This improvement in the quality of free television may result in a reduction in the number of subscribers for pay-television services. If the number of subscribers to our pay-television service declines, it could adversely affect our results of operations.

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

The development of our Next Generation Network requires significant capital expenditures. These capital expenditures may vary materially from those currently planned and may impose a burden on our financing and operating activities.

Our business is capital intensive, and our capital expenditures may not have the positive effect on our business and revenues that we expect. We have made, and will continue to make, capital investments in the expansion and upgrade of our self-owned Next Generation Network, and the development of our telecommunications services. We incurred total capital expenditures of approximately HK$132.3 million in fiscal 2007. For the three fiscal years ending August 31, 2010, we expect to incur a total capital expenditure of approximately HK$850 million, the large majority of which will be spent on the continued expansion and upgrade of our network.

While we intend to fund such expenditures by using our currently available cash as well as cash flow from operations, we may not have adequate capital to fund our projected capital expenditures. Future, additional debt or equity financing may not be available, and debt financing, if available, may involve restrictions on our investing, financing and operating activities.

We may not realize the commercial benefits we expect from our investments, which may adversely impact our business.

We have made significant investments in our network infrastructure to provide the services we offer. The launch of new and commercially viable products and services is important to compete in our business. Commercial acceptance by consumers of the new services we offer may not occur at the rate or level expected, and we may not be able to successfully adapt the new services effectively and economically to meet consumers’ demand, which could limit the return from our investments. Specifically, we cannot assure you that services enabled by upgrading and expanding our Next Generation Network will be accepted by the public to the extent required to generate an acceptable rate of return. Furthermore, we cannot assure you that our estimate of the necessary capital expenditure to offer such services will not be exceeded. The failure of any of our services to achieve commercial acceptance could result in additional capital expenditures or a reduction in profitability to the extent that we are required under the applicable accounting standards to recognize a charge for the impairment of assets. Any such charge could materially and adversely affect our financial condition and the results of our operations.

Although we have expressed our interest in Singapore’s Next Generation National Broadband Network project, we cannot assure you that we will be capable of participating in the project and, if we will, that this project will be successful.

We are exploring the possibility of bidding for Singapore’s Next Generation National Broadband Network project. See “Business Overview—Developments in Fiscal Year 2007”. To participate in this project, we may be required to structure the transactions to comply with certain restrictive covenants under the 8.75% notes that we issued in January 2005. No assurance can be given that we will be able to successfully structure the transactions. We may also require financing, which might include the issuance of equity securities and issuance of debt instruments, among other alternatives. Raising additional funds by issuing common stock or other types of equity securities would dilute our existing stockholders.

If we elect to submit a bid for the project, we cannot assure you that our bid will be accepted or, if accepted, that the awarded contract will generate sufficient revenues to result in profitability. Because the Infocomm Development Authority of Singapore (“IDA”) requires a bid on this project in advance of the completion of the relevant design, we are subject to the risks of unforeseen software development or other technological difficulties and/or cost overruns.

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

The United States Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal controls over financial reporting. As a non-accelerated filer, we are required to file management’s first report on internal controls over financial reporting for the fiscal year ending August 31, 2008 and our first auditor’s attestation report on the effectiveness of our internal controls over financial reporting for the fiscal year ending August 31, 2009.

We are in the process of instituting changes to our internal controls and management systems to comply with the requirements. Among others, we are designing procedures to document various controls and relevant testing procedures under requirements stipulated by the Public Company Accounting Oversight Board in the United States. We have assigned an internal audit manager to oversee this compliance process, who reports to our Audit Committee, Chairman and other senior management on a periodic basis. In addition, we hired external consultants to perform a high-level internal control gap analysis and we would hire external consultants for advisory services whenever necessary.

Notwithstanding our efforts, our management may conclude that our internal controls over our financial reporting are not effective. Moreover, even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may conclude that our internal control over financial reporting is not effective.

If we do not successfully design and implement changes to our internal controls and management systems, or if we fail to maintain the adequacy of these controls as such standards are modified or amended from time to time, we may not be able to comply with Section 404 of the Sarbanes Oxley Act of 2002. This could subject us to regulatory scrutiny and penalties that may result in a loss of public confidence in our management, which could, among other things, adversely affect our customer and vendor confidence, stock price, our ability to raise additional capital and operate our business as projected.

Our growth and expansion may impact our ability to manage our operations, increase our costs of operation and adversely affect the quality of our services.

We have pursued and continue to pursue a strategy of aggressive growth in our fixed telecommunications network services business. As part of this strategy, we continue to expand and invest in the Next Generation Network infrastructure we use to deliver broadband Internet access, local VOIP, IP-TV and corporate data services. The deployment of these projects has resulted and will result in significant demands on our systems and controls and may impact our administrative, operational and financial resources. Our ability to manage our future growth will depend upon our ability to:

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

Our future success is dependent upon the continued service of our key executives and employees. We rely extensively on the services of our executive officers, including Wong Wai Kay, Ricky, our Chairman, and Cheung Chi Kin, Paul, our Chief Executive Officer. While we have employment agreements with members of our senior management staff, we cannot assure you that we will be able to retain these executives and employees. If one or more of our key personnel were unable or unwilling to continue in their present positions, or if they joined a competitor or formed a competing company, or if they shifted their focus away from Hong Kong operations, we may not be able to replace them easily, our business may be significantly disrupted and our financial condition and results of operations may be materially and adversely affected. Furthermore, as our industry is characterized by high demand and increased competition for talent, we may need to offer higher compensation and other benefits in order to attract and retain key personnel in the future. We cannot assure you that we will be able to attract and retain the key personnel that we will need to achieve our business objectives.

Expansion of our Next Generation Network into certain buildings and residences may be limited by physical limitations or our ability to obtain access permits.

Expanding our Next Generation Network coverage requires us to install fiber-to-the-home, or fiber-to-the-building, as well as install Category 5e copper wiring within residential and commercial buildings to reach the subscriber’s premises, which we refer to as in-building-wiring. One of our competitors has already installed in-building-wiring in virtually all buildings, and we along with other fixed telecommunications network service providers may encounter a bottleneck when installing our own in-building-wiring because many buildings have limited physical space for additional in-building wiring. In addition, owners of certain single-owner commercial buildings may grant rights of access to our competitors while barring us from installing our own in-building-wiring. Furthermore, certain developers may have affiliations with our competitors and may attempt to delay our wiring installations. These constraints may hinder the expansion of our Next Generation Network from current 1.4 million home passes coverage to our three-year target of 2.0 million home passes. Failure to expand our network coverage will limit our growth opportunities and reduce our ability to benefit from economics of scale.

Internet security concerns could limit our ability to develop revenues from Internet access services.

We intend to continue developing our broadband Internet access, local VOIP, IP-TV and corporate data services. Computer viruses, break-ins and other inappropriate or unauthorized uses of our Next Generation Network could affect the provision of our full suite of Internet Protocol, or IP, services. Computer viruses, break-ins or other problems could have the following effects on our fixed telecommunications network services business:

•	result in interruption, delays or cessation in services to our customers;

•	jeopardize the security of confidential information stored in the computer system of our customers; and

•	allow for illegal viewing or download of our content.

We may incur significant costs to protect us against the threat of security breaches or to alleviate problems caused by such breaches. In addition, alleviating these problems may cause interruptions, delays or cessation in service to our users, which could cause them to stop using our service or assert claims against us. While we continue to strengthen our network security, there is no assurance that computer viruses and other harmful attacks could not affect our business.

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

We rely on our key suppliers Cisco Systems Inc., Nortel Networks Limited and other suppliers to provide equipment, underground cables and other necessary components in building our Next Generation Network infrastructure, and for our VOIP equipment. In order for new subscribers to access our IP-TV services, we must install an IP set-top-box in their homes. We must have an adequate supply of such installation equipment on hand to respond to new customer subscriptions in a timely manner. We purchase all of our IP set-top boxes and other equipment from our suppliers on a purchase order basis and have no long-term contracts. If our suppliers are unable to supply us with these products in a timely manner or the costs of these products increase due to unforeseen causes, this could negatively impact our operating results, especially if we are unable to acquire new subscribers or effectively appropriate our costs on to our customers. In addition, if Cisco Systems, Inc. or Nortel is unable or is delayed in providing us with the hardware required for building our fiber-based backbone infrastructure or VOIP equipment, this could negatively impact our operating results.

Our reliance on third parties to provide maintenance and repairs for our Next Generation Network could adversely affect our operating results if their services are not timely or do not meet our standards.

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

The Hong Kong telecommunications industry is undergoing continuous regulatory reform. Our business and results of operations may be adversely affected by changes in the telecommunications regulations, especially in the following areas:

•

In July 2004, a new provision of the Telecommunications Ordinance came into force. This anti-competition provision specifically regulates the conduct of all carrier licensees (in particular merger and acquisition transactions) in the Hong Kong telecommunications industry by giving the Telecommunications Authority the power to review the conduct and transactions concerning carrier licensees and to take appropriate actions if it determines that the transaction would, or is likely to, prevent or substantially lessen competition in a telecommunications market. The Telecommunications Authority has the power under this provision to conduct an investigation into any questionable transaction. It might consent to the transaction (unconditionally or subject to any conditions it deems appropriate) or reject the transaction outright. The decision of the Telecommunications Authority will take account of whether the transaction will adversely affect the public interest and benefit. This provision may have an adverse effect on our ability to grow our business through mergers and acquisitions.

•

We offer local VOIP services through our Next Generation Network. Following the conclusion of a public consultation on the regulation of Internet Protocol Telephony Services, the Telecommunications Authority issued a statement on June 20, 2005, setting out its views and decisions on the regulatory and licensing framework for the provision of VOIP services including the creation of a licensing framework, conformance to the existing system of assigning telephone numbers, imposition of interconnection charges and establishing guidelines with respect to the quality of services.

•

We offer fixed telecommunications network services. The Telecommunications Authority is currently in the process of developing a new Fixed-Mobile Convergence, or FMC, licensing practice which may supersede the existing distinctions between fixed-line and mobile operator licensing. This effectively means that the existing four classes of carrier licenses are proposed to be replaced by a single Unified Carrier License, or UCL. This regulatory change, together with the development of new technologies, may further accelerate the convergence of fixed and mobile telecommunications services, resulting in more structural competition between fixed-line and mobile telecommunications operators. As we do not have a wireless license, our ability to compete may be hindered by our inability to offer such services independently.

•

We provide our IP-TV services over our Next Generation Network under HKBN’s FTNS License. The Hong Kong government has indicated that because our IP-TV services are carried over the Internet, we are exempt under the Broadcasting Ordinance from the requirement to obtain a domestic pay-television program service license. However, the government’s Communications and Technology Branch has informed us that the government is considering a review of the broadcasting regulatory regime and may introduce changes to the existing regulatory framework, including the existing exemption in the Broadcasting Ordinance. However, we cannot predict whether the government may require us to obtain a pay-television program service license in the future.

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

In China, the Ministry of Information Industry, or the MII, and the State Development Planning Commission jointly set tariffs for all domestic and international long distance services in China using public switched telephone networks, leased lines and data services. Certain tariffs payable by us to our carrier partners are based, among other things, on the tariffs set by these agencies with respect to the calls our subscribers make to persons in China. In fiscal 2007, approximately 75% of our international call traffic volume was to China. We cannot predict the timing, likelihood or magnitude of any tariff adjustments that may be imposed by the MII and the State Development Planning Commission nor can we predict the extent or potential impact upon our business of any future tariff increases. Such increases may lead to a decrease in traffic, reduce our revenues and adversely affect our business and results of operations. In addition, if we are unable to effectively manage the increased network costs, it would have an adverse effect on our profit margins for international telecommunications services.

We have approximately 47% of our staff located in Guangzhou, China and changes in Chinese labor or business laws may significantly affect our operations and our ability to service our Hong Kong based customers.

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

Currency fluctuations of the Hong Kong dollar, our functional currency, may increase our operating costs and long term liability.

A major portion of our operating costs is interconnection charges paid to overseas carriers for the delivery of our international calls. Substantially all of these interconnection charges are denominated in U.S. dollars or other currencies other than Hong Kong dollars. In addition, the equipment and hardware we purchase for the expansion of our Next Generation Network constitutes a large portion of our capital expenditure and is also denominated in U.S. dollars. Finally, payment of interest, principal and any other amounts due under the 8.75% notes issued in January 2005 are made in U.S. dollars. However, our revenues are predominantly denominated in Hong Kong dollars. Since October 17, 1983, the Hong Kong dollar has been linked to the U.S. dollar at the rate of HK$7.80 per US$1.00. We cannot assure you the link will be maintained.

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

Risks Relating to our Securities

We cannot assure you that we will be able to generate sufficient cash from operations to fund our operations.

Our ability to fund operating and capital expenditures and to service debt will depend significantly on our ability to generate cash from operations. In fiscal 2007, we were able to generate cash from operations of HK$384.0 million. However, we cannot assure you that we will be able to sustain our operations in order to generate sufficient cash flows to meet our future debt service requirements.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

•	The legal and commercial name of the Company is City Telecom (H.K.) Limited.

•	The Company was incorporated in Hong Kong.

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

We began offering international telecommunications services in September 1992. From that date, we focused on increasing our subscription base and amount of international traffic, and on building the CTI brand name as a low cost provider of international telecommunications services. In January 1999, we became the first Hong Kong company to obtain a public non-exclusive telecommunications services license, which we refer to in this annual report as a PNETS License, covering the provision of international telecommunications services using international simple resale, which had a significant positive impact on our international telecommunications revenues. We incorporated Hong Kong Broadband Network Limited (“HKBN”) in Hong Kong in August 1999 and launched our broadband Internet access services in March 2000. In addition, we began providing local VOIP services in April 2002, IP-TV services in August 2003, and corporate data services in July 2004 using our Next Generation Network.

We believe that one of the cornerstones of our success has been our ability to quickly expand our service offerings when changes in regulation or technology have provided us with an opportunity to do so. Some of the key events in our history and development include:

•	In January 2008, HKBN launched “Dual Mode High Definition Terrestrial TV Receiver and IPTV Set-Top Box” to all customers in Hong Kong.

•

In September 2007, HKBN launched “Fiber-To-The-Home” residential broadband service, “FiberHome100”, “FiberHome200” and “FiberHome1000”. As the same time, we upgraded our entry level service broadband Internet access from 10 Mbps to 25 Mbps.

•	In July 2007, HKBN was awarded “Integrated Support Team” of the year at the Asia Pacific Customer Service Consortium Customer Relationship Excellence Awards

•	In June 2007, CTI Group was awarded “Best Retention Strategies” at the Hong Kong HR Awards 2007

•	In February 2007, HKBN launched bb50 and bb200 symmetric residential broadband service supported by “SDU” personalized customer care service.

•	In October 2006, Liu Xiang “Be Ahead of Yourself” marketing campaign won the “Certificate of Excellence” of HKMA/TVB Awards for Marketing Excellence 2006.

•	In July 2006, HKBN was conferred “Call Center of the Year” & “Customer Service Center of the Year” awards at the Customer Relationship Excellence Awards 2005.

•	In March 2006, HKBN launched our “bb25” Internet access service with symmetric 25 Mbps access for the residential mass market. This supplemented our existing bb10, bb100 and bb1000 service offerings.

•	In November 2005, we announced cooperation with China Telecom Hong Kong Limited to provide Pan-China Internet Protocol Virtual Private Network services to corporate customers.

•	In October 2005, HKBN became the first service provider in the world to achieve the Cisco Powered Network Metro Ethernet QoS Certified status.

•	In October 2005, HKBN launched our “2b” Broadband Phone Service, providing VOIP services to local and overseas users via a software-based broadband phone.

•

In September 2005, HKBN was conferred as the winner of the Global Entrepolis@Singapore Award 2005, which was presented by the Asian Wall Street Journal in association the Economic Development Board of Singapore. This award recognizes innovation in the application of technology to a strong business model with commercial potential to be an industry or market leader.

B. Business Overview

Principal Activities

We are a provider of residential and corporate fixed telecommunications network and international telecommunications services in Hong Kong. Using our self-owned Next Generation Network, we deliver fixed telecommunications network services to the residential mass market and small-to-medium corporate and enterprise market segments, at competitive prices while simultaneously offering a larger bandwidth over comparable offerings by our competitors. Our integrated suite of services includes the following:

•	high-speed broadband Internet access services that provide our customers with symmetric upstream and downstream access speeds with options for 25 Mbps, 50 Mbps, 100 Mbps, 200 Mbps and 1,000 Mbps;

•	fixed line local telephony through our voice-over-Internet-Protocol technology;

•	pay television, where we deliver more than 83 channels including self-produced news, children’s programming, international drama and movies and local interest programming using our IP platform; and

•	corporate data services, which includes provision of dedicated bandwidth to corporate customers.

As of August 31, 2007, we had a total of approximately 683,000 fixed telecommunications network services subscriptions, consisting of 247,000 broadband Internet access, 308,000 local VOIP and 128,000 IP-TV services subscriptions.

In addition to providing fixed telecommunications network services, we also offer international telecommunications services in Hong Kong and Canada. We offer a variety of international telecommunications services and products including direct dial services, international calling cards and mobile call forwarding services. Our total international telecommunications services customer database comprises approximately 2.3 million registered accounts. Our international telecommunications business contributed 28.4% to our total revenues in fiscal 2007 as compared to 36.9% in fiscal 2006.

Recent Developments

On February 9, 2007, we signed a Memorandum of Understanding with MobileOne Limited to work together to participate in Singapore’s Next Generation National Broadband Network project (“NGN”). The Project relates to the provision of ultra-high speed national connectivity in Singapore at competitive prices by 2015.

Since then we have submitted our indication of interest in response to an invitation by the IDA to participate in the Pre-Qualification Exercise and Competitve Dialogue for the NGN project.

On December 11, 2007, the IDA released the terms of Request-For-Proposal (“RFP”) for the Network Company. Under this RFP, a company will be selected to design, build and operate the passive infrastructure layer of the project. The deployment of active electronics will be done by an operating company which will also be the entity that offers wholesale broadband access to downstream retail service providers.

Under the terms of the RFP, the Singapore Government is prepared to provide a grant of up to Singapore dollar 750 million for the project and will evaluate proposals based on four key criteria:

1.	Attractiveness of business plan to industry
2.	Quality of network infrastructure
3.	Level of Government grant
4.	Financial proposition and strength of bidder

It is expect that the IDA will award the winning bid in the third quarter of 2008.

We are now exploring the viability of this project and are in the process of assessing if we will submit the bid. For uncertainties relating to our participation in this project, see “Risks Relating to Our Business and Operations – “Although we have expressed our interest in Singapore’s Next Generation National Broadband Network project, we cannot assure you that we will be capable of participating in the project, and, if we will, that the project will be successful.””

Revenues

A significant majority of our revenues are derived from business conducted in Hong Kong. A breakdown of revenues by category of activity is as follows:

	Year ended August 31,
Revenue	2005	2006	2007
	HK$	HK$	HK$
	(Amounts in thousands)
Fixed telecommunications network services(1)	629,464	716,600	816,800
International telecommunications services	532,595	418,276	324,470

Total operating revenue	1,162,059	1,134,876	1,141,270

(1)	Includes Internet access, local telephony services, pay-TV services and corporate data services.

We will continue our business strategy to grow market share, increase our network coverage and introduce new services through our IP platform. We believe that our success will continue to depend on our ability to capitalize on our focus on the residential mass and small to medium corporate and enterprise market segments, our leading-edge Next Generation Network, and our first mover advantage in an industry with high barriers to entry.

Seasonality

Our operations are not generally subject to significant seasonal fluctuations. Our international telecommunications business typically experience a slight decrease in revenue during the second fiscal quarter of each year (December through February) in connection with the Christmas holiday and Chinese New Year holiday. We do not believe that seasonality has had a material effect on our business, financial condition or results of operations.

Network infrastructure

Our self-owned network is one of the world’s largest Next Generation Networks and is cited as a global reference case by our two primary vendors, Cisco Systems, Inc. and Nortel Networks Limited. Our Next Generation Network conforms to the industry standards for 10/100/1000 Mbps Internet access speeds, and covers 1.4 million home passes, which represents coverage of approximately 60% of Hong Kong’s population. The coverage of our network is concentrated in Hong Kong’s most densely populated areas.

In most other markets, Metro Ethernet technology is primarily used in commercial buildings in metropolitan areas, as the technology is most cost effective in dense user populations where a provider can service a large number of users in a single building or cluster of buildings. We have deployed Metro Ethernet technology in densely populated residential areas in Hong Kong, where most of our customers live in high-rise apartment buildings with multiple apartments on each floor. Our strategy is to sell multiple fixed telecommunications network services using our Next Generation Network. All of our fixed telecommunications network services are offered through our single IP platform, unlike our competitors who use multiple platforms to provide comparable services. In addition, unlike most other new entrants, we operate an “end-to-end” network that extends from our IP network hub sites and our switching centers in Hong Kong to our subscribers’ premises.

In November 2007, we have collaborated with one of the largest network solution providers for the deployment of the GPON in Hong Kong to deliver advanced triple play services to our subscribers and enlarge our FTTH network coverage in Hong Kong.

Our Competitive Strengths

We believe that our demonstrated success is primarily due to our ability to capitalize on the following key strengths:

•

Focus on the Residential Mass and Small-To-Medium Corporate and Enterprise Market Segments. We focus on offering high-bandwidth services to the residential mass and small-to-medium enterprise markets, which we believe have significant growth potential. We price our services attractively and at the same time offer bandwidth advantages over comparable service offerings by our competitors. Our IP-TV services focus on the residential mass market by providing Chinese-language content that targets the Chinese-speaking population of Hong Kong, which we believe to be largely under served. Our focus on the residential mass and small-to-medium corporate and enterprise markets has enabled us to quickly grow our subscription base and we believe this will help us to up-sell our services.

•

Leading-Edge Next Generation Network. Our network deploys Ethernet technology provided by Cisco Systems, Inc. We believe our Next Generation Network gives us an inherent cost and performance advantage over our competitors. Our IP platform is highly scalable, enabling us to offer broadband Internet access, local VOIP, IP-TV and corporate data services over a single network while still leaving us with capacity to offer more services in the future. It is also capable of providing up to 1,000 Mbps symmetric broadband Internet access. During fiscal 2007, we launched our “Fiber-To-The-Home” (“FTTH”) residential broadband service providing 100 Mbps, 200Mbps and 1000 Mbps service. Our promotions during fiscal 2006 and 2007 highlighted the bandwidth advantage of our Next Generation Network over xDSL or cable modem services. Ethernet technology is “off-the-shelf” and has long been deployed for large enterprises, but we believe we are one of the first to deploy this technology for the residential market on a mass scale.

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

Fixed Telecommunications Network Services

Next Generation Network Infrastructure

Our Next Generation Network is formed by using our own fiber-based backbone, wireless technology or leased wireline-based backbone to connect our in-building Ethernet infrastructures to our IP hub sites and switching centers in Hong Kong. Our Ethernet infrastructure is a system of Category-5e copper wiring that connects our subscribers’ premises to our local area network, or LAN, switches within a residential or commercial building.

The high capacity of our fiber-based backbone has enabled us to offer a suite of services on a single IP network platform. These services include our broadband Internet access, local VOIP, IP-TV and corporate data services. We incurred capital expenditures for our fixed telecommunications network infrastructure of approximately HK$309.1 million in fiscal 2006 and HK$132.3 million in fiscal 2007. In fiscal 2008 to fiscal 2010, we plan to further incur total capital expenditures of HK$850.0 million to continue increasing the capacity of our existing network coverage and extending the reach of our Next Generation Network. The service area of our Next Generation Network currently includes approximately 1.4 million home passes, representing approximately 60% of Hong Kong’s population. We plan to extend our Next Generation Network coverage, over the next three years, to 2.0 million home passes, covering approximately 90% of Hong Kong’s population. As we expand the reach and coverage of our Next Generation Network, we plan to continue introducing new services.

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

The following table shows the profile of our fixed telecommunications network subscriptions over the past three years:

	As of August 31,
	2005	2006	2007
Fixed Telecommunications Network Services Subscriptions:
Broadband Internet Access	229,000	220,000	247,000
Local VOIP	293,000	281,000	308,000
IP-TV	109,000	116,000	128,000

Total	631,000	617,000	683,000

Internet Access

HKBN offers our broadband Internet access services in Hong Kong over our Next Generation Network. We use our broadband subscription base to up-sell our other fixed telecommunications network services such as local VOIP and IP-TV. In addition to broadband Internet access services, we maintain on a limited scale for the 56k dial-up Internet access and corporate Internet access via resale of another carrier’s service. However, we are focusing exclusively on growing our subscription base for our high bandwidth broadband Internet access services and are making no further investments in dial-up or resale services.

We currently offer broadband Internet access to our residential and corporate customers at access speeds of up to 1,000 Mbps, but the majority of our customers currently have access speeds of between 25 Mbps and 100 Mbps. We currently offer broadband service for bb25, bb50, bb100, bb200 and bb1000 at monthly fees ranging from HK$208 to HK$1,688 for unlimited service. Moreover, we also offer FTTH broadband service for 100 Mbps, 200 Mbps and 1000 Mbps at monthly fees ranging from HK$378 to HK$1,688 for unlimited service. Currently, all of our broadband Internet access packages offer a free e-mail service and a variety of value added services, such as “bbDrive,” an on-line virtual hard drive with up to 10Gb of storage, “bbGuard,” an anti-spam and anti-virus package, and “bbWatch,” a full-screen IP-TV service that is viewed on a personal computer. We frequently change our promotions in response to market conditions or as a way of attracting additional subscribers.

In addition to the residential packages described above, we have also developed broadband promotions that target corporate customers. We offer prepackaged plans that provide access at speeds up to 1,000 Mbps, which include on-site training, on-site maintenance support, high capacity data transfer and e-mail services. Corporate customers that subscribe to prepackaged plans pay fixed monthly subscription fees that range from HK$150 to HK$17,000.

Competition

There have been many new entrants to the Internet access business, but our main competitors are PCCW-HKT (through its current subsidiary PCCW-IMS Limited), i-Cable and HGC. PCCW-HKT has been offering broadband Internet access services since May 1998 and uses asymmetric digital subscriber line technology, or ADSL, over its telephone network to provide asymmetric Internet access typically at speeds up to 6 Mbps downstream and 640 Kbps upstream. In November 2007, PCCW-HKT announced the provision of 100 Mbps and 1000 Mbps fiber direct broadband Internet access service to two-thirds of Hong Kong’s households. i-Cable began providing broadband Internet access services in March 2000 using its hybrid fiber coaxial network that provides symmetric typical access speeds up to 8 Mbps shared by a cluster of buildings. HGC predominantly uses VDSL technology and typically provides symmetric access speeds up to 10 Mbps.

Our main competitors have been in operation longer and may have greater market presence, brand recognition and more financial, technical and personnel resources. In addition, they may have greater network coverage in terms of homes passed.

We had approximately 247,000 broadband Internet access subscriptions as of August 31, 2007, which represented a market share of approximately 13% with respect to the total number of broadband Internet access subscribers in Hong Kong.

Local VOIP

We offer our on-network local VOIP services in Hong Kong. To provide local telephony service, we install IP-based voice switching equipment in locations already covered by our Next Generation Network. Voice signals are transmitted by the VOIP switches into the Ethernet network installed in the subscriber’s building. The capital cost of installing VOIP switches is small because the scalability of our Next Generation Network allows us to provide new services over existing infrastructure with only minimal additional equipment. In addition, we now install such voice switching equipment together with our new installations of broadband equipment in some buildings.

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

We also offer hardware-based off-network local VOIP services, which we refer to as “bb Phone” services. “bb Phone” allows subscribers to use our local VOIP services via the broadband network of other operators. In October 2005, we launched our global software-based VOIP services branded as “2b”, which provides a global Hong Kong-telephone number service. This service is primarily targeted at the overseas Chinese community, which we believe will enable us to access a wider addressable market compared to the Hong Kong market for international telecommunications services. For HK$168 per month, “2b” provides broadband users around the world with a standard Hong Kong 8-digit fixed line number to make and receive unlimited calls within Hong Kong and to other “2b” users around the world. Moreover, we offer a full range of value added services, including call waiting, voice mail and conference call features.

Competition

PCCW-HKT, the incumbent and largest fixed telecommunications network operator in Hong Kong, announced that it had a market share of approximately 67% with respect to local telephony services as of June 30, 2007. As the incumbent operator, PCCW-HKT is required to allow interconnection to its fixed telecommunications network to other licensed fixed telecommunications network operators. The remainder of the market is shared among ourselves and three other alternative carriers: HGC, New World and Wharf T&T. The principal basis of competition for local telephony is price and brand name recognition. PCCW-HKT has the highest brand name recognition, but we and the other operators are contending by offering competitively priced local telephony services that provide comparable quality to PCCW-HKT. As of August 31, 2007, we had 308,000 local VOIP subscriptions. Our market share with respect to local residential telephony services amounts to approximately 14% as of August 31, 2007.

IP-TV

In August 2003 we introduced our IP-TV service that provides DVD quality video delivered via our Next Generation Network to an IP set-top-box connected to the subscriber’s television set. In May 2007, we renamed our IP-TV service as “bbTV”. This monthly subscription-based pay television service offers 83 channels consisting of a self-produced 24-hour news channel and education and recreation channels (including children’s programming), and channels whose content is obtained from other content-providers. Our news production team consists of a staff of 78 employees and produces an average of 70-80 news stories per day for our 24-hour news cycle.

Because of the scalability of our Next Generation Network infrastructure, the current cost of adding IP-TV services to an existing broadband Internet access or local VOIP subscriber is small. Since the launch of our IP-TV services in August 2003 we have progressively adjusted our content offerings and valued added components of the services. We consider our IP-TV to be an incremental component of our broadband and VOIP service offerings, rather than a large standalone business. As of August 31, 2007, we had 128,000 subscriptions representing approximately 8% of the total Pay-TV subscription base in Hong Kong.

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

On December 31, 2007, TVB and ATV launched digital terrestrial television (“DTT”) to bring viewers a wide array of free programme choices, better reception and to open up new creativity platforms for television production. New free channels on standard definition television and high definition television were launched on December 31, 2007. TVB and ATV have pledged to speed up the construction of the six transmission stations to advance the target of providing coverage to 75% of the population of Hong Kong by August 2008. As DTT signals are broadcasted on new frequency channels, building management offices of each building may need to upgrade their communal aerial broadcast distribution systems for reception and distribution of DTT programmes. Viewers are also required to maintain a digital set-top-box, or buy an integrated digital television set with a built-in decoder for receiving DTT programmes. The launch of DTT by TVB and ATV may decrease the demand for pay television service.

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

We offer our international telecommunications service under the IDD 1666 and IDD 0030 brand names. These two brands provide us with flexibility in our marketing strategies. We charge our IDD 1666 and IDD 0030 users a per minute tariff rate that varies according to the destination of the call and calling prefixes, while users of services are also provided discounts depending on the time of day or day of the week when the call is placed.

In fiscal 2006, we experienced a reduction in total traffic volume of 16.8% to 788 million minutes and in fiscal 2007, a further reduction in total traffic volume of 16.4% to 659 million minutes. The continuing reduction in traffic volume was mainly due to intense competition as some of our integrated competitors offered free or very low cost international direct dial minutes as a customer incentive to gain local fixed line and mobile market share. Further, technology substitution from global VOIP providers such as Skype, which offers free PC-to-PC based international calls, is becoming more prevalent. We are proactively migrating our legacy international telecommunications services to our “2b” services, which we believe will enable us to achieve higher margins and access a wider addressable market.

International Telecommunications Network

Our international telecommunications network infrastructure is a system of switches, self-owned and leased backbone capacity, interconnection arrangements and undersea cables that connect the subscriber’s telephone call to its destination.

In March 2002, we received our license to provide undersea cable-based fixed telecommunications network services. This license allows us to purchase and operate our own undersea cables. In 2000, we entered into contracts with two large consortia of international telecommunications companies to acquire undersea cable capacity. Through the first contract, we invested in the Japan-U.S. undersea cable, which was completed in August 2001. Pursuant to the second contract, we agreed to jointly construct and maintain the Asia-Pacific Cable Network 2 undersea cable as an international transmission facility. Construction of the APCN 2 cable was completed, and commercial operation began, in May 2002. We spent a total of HK$120 million on these two projects. We believe the utilization of these undersea cables provides capacity for significant future growth of our international and fixed-network telecommunications services.

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

Interconnection Arrangements

We have entered into interconnection arrangements with other local fixed network operators in Hong Kong and overseas carriers to transmit calls between Hong Kong and overseas destinations for our customers. In choosing the local fixed network operators and overseas carriers with whom we cooperate, we take into account a number of factors including the level of termination charges and transmission efficiency and quality. We evaluate the performance of parties with whom we have interconnection arrangements periodically. We believe that we will not have difficulty in finding alternative overseas carriers if performance standards are not being met or a change is otherwise necessary. We have not experienced any disruption in the provision of our services as a result of a change of arrangements with overseas carriers or local fixed network operators.

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

Our three international telecommunications switching systems in Hong Kong handle telephone calls originating or terminating in Hong Kong. Our telecommunications network mainly consists of Nortel Networks Limited switching equipment and compression units supplied by Cisco Systems, Inc. and ECI Telecom Ltd. These systems are programmed to automatically choose the optimal routing for each transmission. Optimal routing is a function of a variety of factors, such as country or territory of origination and destination, communication quality, efficiency and costs, and the capacity of the various communication methods available.

Furthermore, since our three international telecommunications switching systems in Hong Kong operate independently of each other, if one system breaks down, all transmissions are immediately diverted to another switching system. We have never experienced a period where all systems experienced a failure at the same time since we commenced operations in 1992.

Competition

PCCW-HKT, HGC, New World, and Wharf T&T are our main competitors in the international telecommunications business. As in previous years, we experienced fierce price competition in Hong Kong during fiscal 2007. This competition drove down the average tariff rates per minute and we expect this price competition to continue in fiscal 2008. In order to maintain our market share and high traffic volume, we have significantly reduced some of our international telecommunications rates and introduce new marketing and promotional offers from time to time. We also employ two brand names, IDD 1666 and IDD 0030, to provide us with flexibility in our marketing strategies. However, to offset these price reductions, we have taken steps to reduce our cost base, such as using our relatively large traffic volume to negotiate lower prices from our international partners, establishing a call center in Guangzhou to provide customer service and back office support services, and developing our own international telecommunications infrastructure.

Sales and Marketing

We advertise our products and services through our “on-the-street” marketing kiosks, telemarketing and direct mailing, as well as through Chinese language television, radio, print media and on the Internet.

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

Maintenance and Monitoring

To ensure reliability of our fixed telecommunications network, we continue to maintain our monitoring system which involves:

•	a year round, 24-hour, 7 days a week network operation center for real-time service monitoring and maintenance that is supported by about 120 operational and field staff;

•	individual self-reporting mechanisms and centralized performance monitoring systems for our switches and equipment;

•	an emergency self-reporting system that automatically contacts designated personnel; and

•	back-up systems for our switches, critical software and hardware components.

Once a network fault is detected by our control room, we will either remotely rectify the situation or dispatch field staff to that location should physical interaction be required. After the situation has been resolved, we will continue to monitor network performance as well as track customer service feedback until we are assured of the fault being fully rectified.

Research and Development Activities

We commit considerable resources to our research and development department in order to continuously improve our services and improve our market position. As of August 31, 2007, our research and development department in Hong Kong consisted of approximately 30 staff members experienced in systems design, engineering, telecommunications and computer programming. Our research and development department is primarily responsible for assessing and adapting the technology that we employ in upgrading and expanding our Next Generation Network. To identify and develop new market opportunities, the research and development department assesses new services offered by telecommunications and Internet companies in the United States and elsewhere and works closely with our marketing department. Our research and development expenditures were approximately HK$11.0 million, HK$9.6 million and HK$5.0 million for fiscal 2005, 2006 and 2007, respectively.

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

In February 2007, to further enhance customer experiences, we established a “Special Duty Unit” (“SDU”) customer care system whereby residential broadband customers are assigned a designated personal customer care executive for service account matters.

Our centralized customer service call center is located in Guangzhou which provides our customer service functions and back office support services at that location. This enables us to lower our operating costs while continuing to increase our customer service capabilities. As of August 31, 2007, our Guangzhou customer service facility had 1,264 employees.

Billing and Collection

Our credit and control team is responsible for securing prompt payment from subscribers. Invoices are issued on a monthly or quarterly basis with a specified payment due date. Variety of payment methods are used for payment collection including cash, check, credit card, payment by telephone service, automatic transfer from subscribers’ bank accounts or through Internet banking. Our bad debts expense represented approximately 3.1%,1.5% and 0.6% of our revenue for each of fiscal 2005, 2006 and 2007, respectively. Bad debts expense for fiscal 2005 was higher compared to fiscal 2006 and 2007 due to the recognition of a provision of HK$19.5 million for mobile interconnection charges in 2005. The lower bad debt expenses in fiscal 2007 was due to the reversal of HK$9.4 million of a previously recognized provision for doubtful accounts as a result of the issuance of the Final Determination for the mobile interconnection charges. For more information regarding our provision for mobile interconnection charges, see “Our Revenues – Fixed Telecommunications Network Services” above in this annual report.

We maintain tight collection procedures including periodic reminder notices, late payment fee of 1.5% per month on outstanding overdue amount, right to charge the outstanding overdue amount to the subscriber’s pre-registered credit card account or, if applicable, deduct the outstanding overdue amount from the subscriber’s application deposit. Moreover, we generally suspend an account if the outstanding overdue amount is not settled within our prescribed period. If payment is still not settled after we suspend the account, further recovery actions including court proceedings and/or the use of collection agencies will be taken.

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

C. Regulatory Framework

As a provider of broadband Internet access, local VoIP, IP-TV and international telecommunications services in Hong Kong, our operations are subject to the Telecommunications Ordinance and the Broadcasting Ordinance and their respective subsidiary legislation, regulations and codes of practice. The Telecommunications Ordinance provides the legislative and regulatory framework for the provision of telecommunications services and facilities in Hong Kong. The Broadcasting Ordinance governs the content and scope of television programming and the licensing of television broadcasters.

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

Telecommunications Industry

Licensing

It is unlawful to establish or maintain any means of telecommunications, or possess, use or deal with telecommunications apparatus in Hong Kong without a license. The Telecommunications Authority has the authority to grant licenses for all means of telecommunications services and facilities in Hong Kong, including the provision of fixed wireline, public mobile telephone, internet and satellite services. Furthermore, the Telecommunications Authority has the authority to require a licensee to comply with the terms of its license and any applicable legislation or regulations or codes of practice, and to suspend or revoke licenses to enforce the Telecommunications Ordinance or other rules or regulations or codes of practice to protect the public interest.

Currently, there are four Class Licenses within the telecommunications regulatory framework, one relating to the operation of in-building telecommunications systems, the second relating to the provision of public wireless local area network services, the third relating to the operation of Citizen Band Radio by the public for recreational and other communications purposes and the fourth relating to the provision of telecommunications services to the general public without establishment, operation or maintenance of telecommunications equipment.

The Telecommunications Authority recognizes that fixed and mobile services will converge enabling voice, data and multimedia applications to be provided over common core networks, delivered through a range of wireline and wireless customer access networks and which will be accessible from common end-user devices irrespective of whether the users are at fixed locations or on the move. As it will become more difficult to classify a service as a “fixed” or “mobile”, the Telecommunications Authority is now proposing to abolish the distinction between fixed and mobile carrier licenses and establishing a single Unified Carrier License, or UCL which would encompass both fixed and mobile carrier services. The Telecommunications Authority has jointly with the Commerce and Economic Department Bureau issued a consultation paper inviting public submissions on this issue. The Telecommunications Authority is currently expected to make its decision after the consultations close in February 2008.

General Licensing Requirements

Generally, a licensee is required to be a company incorporated in Hong Kong (which can be wholly owned by a foreign company) or a foreign company registered in Hong Kong. Currently, there is no foreign ownership restriction on the holder of a telecommunications license under the current regulatory regime.

Non-compliance with the Telecommunications Ordinance, any subsidiary legislation made pursuant to it, any of the license conditions or any direction issued by the Telecommunications Authority by a telecommunications licensee, could result in the revocation or suspension of the relevant license. The Telecommunications Ordinance contains a set of provisions setting forth the procedural steps which the Telecommunications Authority must adhere to prior to revoking or suspending any telecommunications licenses. In addition, the Chief Executive in Council has the authority, at the recommendation of the Telecommunications Authority, to revoke a telecommunications license at any time if it is in the public interest to do so.

Public Non-Exclusive Telecommunications Services License

A PNETS License is used by the Telecommunications Authority to cover the provision of a number of different telecommunications services where the service provider provides the service to the public using the network of a licensed carrier or by establishing or maintaining transmission facilities within the boundary of a building or property. In practice, the PNETS License is also used as a “sweep-up” license category, where a license is required by virtue of the Telecommunications Ordinance but none of the existing categories are applicable to the means of telecommunications or telecommunications service for which the license is required.

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

Fixed Telecommunications Network Services License

A FTNS License authorizes the licensee, among other things:

•	to provide a public fixed telecommunications network service, covering internal services or external services, or both; and

•	to establish and maintain a fixed telecommunications network, which may be wireline-based or wireless-based (Wi-Fi spectrum included), or a combination of both.

A FTNS License is valid for a period of 15 years and is renewable for a further period not exceeding 15 years at the Telecommunications Authority’s discretion. The amount of license fee payable by a holder of a FTNS License comprises (i) a fixed annual amount of HK$1.0 million; (ii) a variable amount calculated on the basis of the number of customer connections (which is currently set at HK$700 for each 100 customer connections); and (iii) a variable fee calculated by reference to the radio spectrum assigned and used by the license holder.

HKBN, our wholly-owned subsidiary, currently holds a FTNS License, which was issued to it in February 2000 initially for the operation of a local fixed wireless network. This FTNS License has been subsequently amended three times and presently, HKBN is authorized to operate both local fixed telecommunications networks (wireline and wireless based) and external telecommunications facilities.

Interconnection

The Telecommunications Authority divides interconnection into two main types: The first type is “Type I Interconnection”, which is interconnection between network gateways, such as tandem exchanges, local exchanges or dedicated interconnection gateways, which allows end users on different networks to “communicate” with each other. The second type is “Type II Interconnection”, which is a connection to a fixed carrier’s network at points of the customer access network level (more often referred to as local access or local loop unbundling) allowing the end customer requesting the interconnection to use the customer access network of the fixed carrier to obtain fixed telecommunications services. The Telecommunications Authority introduced the Type II interconnection policy in 1995 that the fixed carriers have obligation to provide Type II interconnection at regulated terms and conditions. But, in July 2004, the Government decided the policy at the telephone exchange level to be withdrawn before June 30, 2008.

Competition Provisions

Regulation of Anti-Competitive Conduct

Although Hong Kong has never had a general competition code, historically, holders of FTNS Licenses were prohibited from engaging in anti-competitive conduct, abusing its dominant position in a telecommunications market, or engaging in any discriminatory conduct by certain competition-related license conditions contained in the FTNS Licenses issued by the Telecommunications Authority. In June 2000, the competition provisions of the Telecommunications Ordinance became operational and, as from that time, anti-competitive conduct was prohibited by legislation as well as under the relevant licence conditions.

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

Control on Mergers and Acquisitions

If the Telecommunications Authority determines that the relevant merger and acquisition activity has, or is likely to have, the effect of preventing or substantially lessening competition in a telecommunications market, the Telecommunications Authority is empowered to direct a carrier licensee to take such actions, such as the complete or partial divestiture of the relevant parties’ interests in the merged entity, as the Telecommunications Authority considers necessary, to eliminate or avoid any anti-competitive effect. However, the Telecommunications Authority may not issue such a direction if he takes the view that the public benefit of the merger and acquisition outweighs any detriment caused by a reduction in competition. Any decision made or direction issued by the Telecommunications Authority under the mergers and acquisition provision is subject to appeal to the Telecommunications (Competition Provisions) Appeal Board.

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

Apart from the Telecommunications Ordinance, like any companies carrying on business in Hong Kong, telecommunications operators are required to comply with applicable Hong Kong consumer protection laws, for example, the Sale of Goods Ordinance (Cap 26), Control of Exemption Ordinance (Cap 71), Supply of Services (Implied Terms) Ordinance (Cap 457), the Unconscionable Contracts Ordinance (Cap 458) , Personal Data (Privacy) Ordinance (Cap 486), and the Unsolicited Electronic Messages Ordinance (Cap 593).

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

Universal Service Contribution and Local Access Charge

Under the current regulatory regime, PCCW-HKT has a universal service obligation to provide good, efficient and continuous basic telecommunications services at reasonable cost on a non-discriminatory basis to all persons in Hong Kong. To compensate PCCW-HKT for the expenses of this obligation, certain licensees are required to contribute to such cost, which is referred to as the universal service contribution (“USC”). Holders of FTNS Licenses and PNETS ETS Licenses, including ourselves, HKBN, and IDD1600 are required to pay USC.

The level of USC is determined by the Telecommunications Authority and is reviewed periodically based on actual cost and revenue and on a customer-by-customer basis. The average rate has declined over the past several years. In accordance with a statement dated December 28, 2007 issued by the Telecommunications Authority, the level for the period from January 1, 2005 to June 30, 2007 is confirmed to be zero cent per minute. In the circumstances, PCCW-HKT must refund to all USC contributing parties HK 0.3 cent per minute already paid before and there will not be any interest payment for the adjustment of those USC. The level of USC from July 1, 2007 onwards is to be determined by the Telecommunications Authority.

Additionally, providers of external telecommunications services, such as holders of PNETS ETS Licenses, including ourselves and IDD 1600, are required to pay a local access charge (“LAC”), to the local network operators whose network facilities holders of PNETS ETS Licenses use to transmit calls to and from their customers’ sites. The level of the LAC is calculated on a per-minute basis and its arrangement is based on the statement dated November 25, 1998 issued by the Telecommunications Authority. Recently, based on the conclusion from the statement dated April 27, 2007 issued by the Telecommunications Authority, the Telecommunications Authority will not, for the time being, proceed with the complete deregulation of LAC.

Fixed Mobile Interconnection Charge

Fixed Mobile Interconnection Charge, or FMIC, is an interconnection charge for circuit-switched traffic between a Fixed Network Operator and a Mobile Network Operator. The rate of FMIC is currently set by the Telecommunications Authority. The current level of FMIC charged by the incumbent Fixed Network Operator, PCCW Limited is HK$4.36 cents per occupancy minute, as determined by the Telecommunications Authority in November 2004. In June 2007, the Telecommunications Authority determined the FMIC rates for Hong Kong Broadband Network Limited, or HKBN, our wholly owned subsidiary which is a Fixed Network

Operator, with one of its Mobile Network Operators, China Resources Peoples Telephone Company Limited, or Peoples, at a rate of HK$4.8 cents per occupancy minute from April 1, 2002 to August 31, 2002, HK$4.22 cents per occupancy minute from September 1, 2002 to August 31, 2003 and HK$2.89 cents per occupancy minute from September 1, 2004 to August 31, 2004. However, in its statement published on April 27, 2007, the Telecommunications Authority has indicated that it will de-regulate the existing FMIC arrangement with effect from April 27, 2009. When this occurs the Fixed and Mobile Network Operators would have to adopt a more market driven approach in that parties are expected bilaterally to negotiate a commercially agreed FMIC without the Telecommunications Authority’s intervention.

Television Broadcasting Industry

At present, Hong Kong has two licensed domestic terrestrial broadcasters, TVB and ATV, providing free-to-air broadcasting services. In addition, there are also three licensed domestic pay-TV broadcasters, namely HKCTV, PCCW Media Limited and Galaxy Satellite Broadcasting Limited. HKBN provides TV services over the Internet under its FTNS License, while Star TV continues to provide its services through satellite means under its satellite television uplink and downlink license.

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

Competition Provisions

The Broadcasting Ordinance also contains competition provisions, which are aimed at prohibiting a licensee from engaging in “anti-competitive conduct” and a licensee who is in a dominant position from abusing its position. “Anti-competitive conduct” is defined as conduct that has the purpose or effect of preventing, distorting or substantially restricting competition in a television program service market.

The Broadcasting Ordinance provides that a breach of any of the competition statutory provisions may lead to the relevant contractual provisions in an agreement being regarded as void.

Unlike the regulatory regime for the telecommunications industry, there is no equivalent of a specialized competition appeal board for the television broadcasting industry. A licensee aggrieved by a decision made by the Broadcasting Authority however may lodge an appeal to the Chief Executive in Council.

Program Standards and Advertising Standards

A broadcasting licensee is required to comply with the program standards and the advertising standards published by the Broadcasting Authority. The latest program standards and the advertising standards were both issued on May 4, 2007.

D. Organizational Structure

The following chart sets forth our principal subsidiaries as of January 21, 2008:

(1)

The other immediate subsidiary of City Telecom (H.K.) Limited is Golden Trinity Holdings Limited, which has Warwick Gold Enterprises Limited and Attitude Holdings Limited as its immediate subsidiaries.

(2)	The company has only registered its Chinese name. The English name is an unregistered translation.
(3)

The other immediate subsidiaries of Automedia Holdings Limited are Global Courier Company Limited, CTI International Limited, BBTV Company Limited, City Telecom (U.S.A.) Inc., City Telecom (Vancouver) Inc. and City Telecom (Toronto) Inc.

(4)	The other subsidiary of City Telecom (Canada) Inc. is 963673 Ontario Ltd.
(5)

The immediate subsidiaries of Hong Kong Broadband Network Limited are Excel Billion Profits Limited, Hong Kong Television Network Limited, Hong Kong Broadband Television Company Limited and Hong Kong Broadband Phone Limited and Hong Kong Broadband Digital TV Limited.

The jurisdiction of incorporation and our ownership percentage of each these subsidiaries as of January 21, 2008 were as follows:

		Percentage of interest held by City Telecom (%)
Name	Jurisdiction of Incorporation	Direct	Indirect
963673 Ontario Limited	Canada		100
Attitude Holdings Limited	British Virgin Islands		100
Automedia Holdings Limited	British Virgin Islands	100
BBTV Company Limited	Hong Kong		100
City Telecom (B.C.) Inc.	Canada		100
City Telecom (Canada) Inc.	Canada		100
City Telecom (Toronto) Inc.	Canada		100
City Telecom (U.S.A.) Inc.	The United States of America		100
City Telecom (Vancouver) Inc.	Canada		100
City Telecom Inc.	Canada		100
City Telecom International Limited	British Virgin Islands	100
Credibility Holdings Limited	British Virgin Islands	100
CTI Guangzhou Customer Services Co. Limited(1)	China	100
CTI International Limited	Hong Kong		100
CTI Marketing Company Limited	Hong Kong		100
Excel Billion Profits Limited	Hong Kong		100
Global Courier Company Limited	Hong Kong		100
Golden Trinity Holdings Limited	British Virgin Islands	100
Hong Kong Broadband Digital TV Limited	Hong Kong		100
Hong Kong Broadband Network Limited	Hong Kong		100
Hong Kong Broadband Phone Limited	Hong Kong		100
Hong Kong Broadband Television Company Limited	Hong Kong		100
Hong Kong Television Network Limited	Hong Kong		100
IDD1600 Company Limited	Hong Kong		100
SGBN Singapore Broadband Network Pte. Limited	Singapore	100
Warwick Gold Enterprises Limited	Hong Kong		100

(1)	The company has only registered its Chinese name. The English name is an unregistered translation.

E. Property, Plants and Equipment

For the provision of fixed telecommunications network services, we own, or control through long-term leases, equipment consisting of switching, transmission and power equipment and connecting lines comprised of in-building wiring, fiber-based backbone, wireless and leased wire-line backbone and other support structures, conduits and similar items that comprise our Next Generation Network. The majority of the fiber-based backbone connecting our services are under public road, highways and streets. HKBN, our wholly owned subsidiary, owns two offices with an aggregate of 147,000 square feet and two switching centers comprised of six switching systems in Hong Kong.

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

In addition, we lease property in Hong Kong for two retail shops and for a 3,500 square foot customer service center in Mongkok.

We rely on key supplier Cisco Systems Inc., Nortel Networks Limited and other suppliers to provide equipment, underground cables and other necessary components in building our Next Generation Network infrastructure, and for our VOIP equipment. In order for new subscribers to be able to access our IP-TV services, we must install an IP set-top-box in their homes. We must have an adequate supply of such installation equipment on hand to respond to new customer subscriptions in a timely manner. We purchase all of our IP set-top boxes and other equipment from our suppliers on a purchase order basis and have no long-term contracts. If our suppliers are unable to supply us with these products in a timely manner or the costs of these products increase due to unforeseen causes, this could negatively impact our operating results, especially if we are unable to acquire new subscribers or effectively appropriate our costs on to our customers.

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

Overview

We are a provider of residential and corporate fixed telecommunications network services in Hong Kong. We offer our customers an integrated suite of broadband Internet access, local VOIP, IP-TV and corporate data services through our self-owned Next Generation Network. As of August 31, 2007 we had a total of approximately 683,000 fixed telecommunications network services subscriptions. In addition to providing fixed telecommunications network services, we are a provider of international telecommunications services in Hong Kong. We offer a variety of international telecommunications services and products including direct dial services, international calling cards and mobile call forwarding services. Our total international telecommunications services customer database comprises approximately 2.3 million registered accounts.

Our self-owned network is one of the world’s largest Next Generation Networks and is cited as a global reference case by our primary vendors, Cisco Systems, Inc. and Nortel Networks Limited. Our Next Generation Network has a current coverage of 1.4 million home passes, which represents approximately 60% of Hong Kong’s population. The coverage of our network is concentrated in Hong Kong’s most densely populated areas, which reduces our cost of network deployment per home pass.

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

As a Fixed Telecommunications Network Services, or FTNS, licensee, HKBN, a wholly-owned subsidiary of the Company, is obliged to provide interconnection services to enable delivery of telecommunications service to customers of different operators, including mobile network operators. Unless an agreement cannot be reached, the rate of such interconnection charges are subject to commercial agreement between interconnecting parties. Since the issuance of its FTNS license, HKBN has been charging mobile network operators for its interconnection services using the available rates under the existing calculation model (fully distributed cost model) for interconnection services between fixed and mobile operators, which are based on historical cost data of PCCW-HKT, the incumbent FTNS operator. We have recognized all such mobile interconnection charges as revenue. As of August 31, 2007, the majority of the mobile interconnection charges billed to mobile network operators had not been collected.

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

In November 2005, HKBN entered into contractual agreements with two other mobile network operators, who agreed to pay to HKBN on interim mobile interconnection charges at a rate based on PCCW-HKT’s published fully distributed cost model of HK$0.0436 per occupancy minute until the Telecommunications Authority issued its final ruling.

In March 2006, the Telecommunications Authority, or TA, made a confidential preliminary analysis (the “2006 PA”) on the Determination with respect to the rates of mobile interconnection charges payable by mobile operators under dispute and the timing of the Determination. The final level of mobile interconnection charges was then subject to the Determination to be issued by TA. As a result of the foregoing, in fiscal 2006, we recognized mobile interconnection charges of HK$46.7 million, which included mobile interconnection charges for fiscal 2005 previously not recognized due to the uncertainties existing at that time and charges for fiscal 2006, both of which were measured based on the 2006 PA.

In March 2007, the TA issued a revised confidential preliminary analysis (the “2007 PA”) which superseded the 2006 PA. The 2007 PA set out the rates of mobile interconnection charges, which are different from those rates stated in the 2006 PA. In June 2007, the TA issued a final determination (the “Final Determination”) which set out the rates of mobile interconnection charges payable by the mobile operator under dispute, which approximate the rates stated in the 2007 PA.

Based on the Final Determination, we recorded mobile interconnection charges of HK$40.9 million in fiscal 2007 which include charges for the current fiscal year and additional charges for fiscal 2005 and 2006 previously measured based on the 2006 PA. We have also reversed a portion of the provision for doubtful accounts for mobile interconnection charges receivables of HK$9.4 million based on the amount we expected to collect for billings outstanding through August 31, 2007.

International telecommunications.

Our total international telecommunications services customer database comprises approximately 2.3 million registered accounts. During fiscal 2007, we experienced a reduction in total traffic volume of 16.4% to 659 million minutes. Competition during the year was intense as some of our integrated competitors offered free or very low cost international direct dial minutes as a customer incentive to gain local fixed line and mobile market share. Further, technology substitution from global VOIP providers such as Skype, which offer free PC-to-PC based international calls, is also becoming more prevalent. As a consequence of reduced minutes and lower revenues per minute, our total international telecommunications revenues decreased by 22.4% to HK$324.5 million in fiscal 2007.

Substantially all of our international telecommunications revenues are generated by the per minute tariff rate that we charge our IDD customers. For each of our 1666 and 0030 calling plans, these charges vary according to the destination of the call and we also provide certain discounts that depend on the time of day or day of the week at which the call is placed.

Our Expenses

Network Costs. Network costs vary according to either our network capacity or our traffic volume. Such costs mainly include leased line rentals, program fees and production costs for the IP-TV service and costs of inventories sold, local interconnection charges payable to other local fixed network operators and interconnection charges payable to international bandwidth providers and do not include depreciation charge which is included in general and administration expenses.

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

Other operating expenses include salaries and related costs, office, general and administrative costs and depreciation and amortization. Salaries and related costs include those employees working on our various service offerings and on maintaining and operating our Next Generation Network.

Critical Accounting Policies

Introduction

Our consolidated financial statements have been prepared in accordance with HKFRSs. Accounting principles generally accepted in Hong Kong differ in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”), details of which are set out in note 29 to our consolidated financial statements. Our significant accounting policies are more fully described in note 2 to our consolidated financial statements. The preparation of our financial statements in conformity with HKFRSs requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. We continually evaluate our estimates and judgments including those related to fixed assets, provision for doubtful accounts, deferred taxes, USC charges and certain revenue items. We base our estimates and judgments on historical experience and on various other factors we believe to be reasonable under the circumstances. This forms the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates as facts, circumstances and conditions change. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Our accounting policies have been developed over many years as the telecommunications industry and generally accepted accounting principles have evolved. As our financial statements are prepared under HKFRSs, our accounting policies are necessarily compliant with all aspects of HKFRSs. HKFRSs is based on a “substance over form” conceptual framework that requires us to look through the legal interpretation of an arrangement or transaction to its underlying purpose and to reflect it in our financial statements on that basis.

In developing accounting policies, in addition to HKFRSs requirements, we also consider telecommunications industry practice in other countries. Where there is no conflict with HKFRSs we also align our accounting policies with U.S. GAAP. In all material respects our accounting policies are applied consistently across City Telecom. The critical accounting policies discussed below generally apply to all segments of City Telecom.

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

We started providing broadband Internet access service in 2000 and substantially completed the construction of the fibre backbone network in fiscal 2005. With only a short history of operating the broadband business, we assessed the estimated useful lives of our network assets based on our knowledge and expected usage at that time. As we have gained more experience and knowledge of the broadband business, our expected usage of the assets and the impact of certain new telecommunication technologies indicated that we should re-evaluate the estimated useful lives of our network assets.

During the second half of fiscal 2007, we reviewed the estimated useful lives of fixed assets based on technology considerations, actual business experience, consultation with internal experts and external valuation firm and industry benchmarks. Based on such review, certain classes of network assets are expected to operate beyond their original estimated useful lives and as such the estimated useful lives of the fibre network and related peripherals have been revised from 4-15 years to 6-20 years effective from June 1, 2007.

The change in the estimated useful lives is a change in accounting estimate that is accounted for prospectively from June 1, 2007. As a result of such change, the depreciation expense decreased by HK$15.9 million, and both income before taxation and net income after taxation increased by HK$15.9 million for fiscal 2007. The increase in net income resulted in a HK$2.6 cents increase in both basic earnings per share and diluted earnings per share. This change also increased each of total assets, retained profits and total shareholders’ equity for fiscal 2007 by HK$15.9 million.

Impairment of fixed assets

Under HKFRSs and U.S. GAAP, if a triggering event occurs indicating that the carrying amount of an asset may not be recoverable, a new assessment of the carrying amount of that asset is required. Triggering events include significant adverse changes in the market value of an asset, changes in the business or regulatory environment, or certain legal events. The interpretation of such events requires judgment from the management with respect to whether such an event has occurred and whether the management feels that reassessment of the carrying value of the asset is required. If an event occurs that could affect the carrying value of the asset and the management does not identify it as a triggering event and identify the asset as impaired, future operations could be adversely affected if this asset is subsequently written off or sold for less than its carrying value due to sudden downturns in the business environment.

Upon the occurrence of triggering events, the carrying amounts of fixed assets are reviewed to assess whether their recoverable amounts have declined below their carrying amounts. Under HKFRSs, the recoverable amount is the present value of estimated net future cash flows which we expect to recover from the future use of the asset, plus the asset’s residual value on disposal, discounted at the financial asset’s original effective interest rate. Where the recoverable amount of fixed and other long-lived assets is less than their carrying value, an impairment loss is recognized to write down the assets to their recoverable amount, which is based on the fair value or discounted estimated cash flows.

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

For the three fiscal years ended August 31, 2007, except for investment property, no impairment loss was recognized based on the estimated recoverable amount of our long-lived assets. The Company has assessed the open market value of the investment property and based on such assessment, the carrying amount has been written down by HK$1.1 million for the year ended August 31, 2006. There was no difference between HKFRSs and U.S. GAAP in the accounting for the impairment in our investment property because the investment property represents the lowest level at which cash flows can be identified that are largely independent of the cash flows of other asset groups and its carrying value before the recognition of an impairment loss was higher than its recoverable amount.

Accounts Receivable

Under HKFRSs and U.S. GAAP, provision is made against accounts receivable to the extent they are considered to be doubtful. This provision requires judgment regarding the collectibility of certain receivables both as they are incurred and as they age. We determine bad debt provisions based on past experience of recovery of old receivables, the aging of the accounts receivable balance and historical write-off experience. Certain receivables may be initially identified as collectible, yet subsequently become uncollectible and result in a subsequent write-off of the related receivable to the consolidated statement of operations. Changes in the collectibility of accounts receivable for which provisions are not made could affect our future results of operations.

Included in the accounts receivable balance (net of provision for doubtful accounts) are receivables for mobile interconnection charges of HK$49.8 million, HK$62.1 million and HK$103.8 million as of August 31, 2005, 2006 and 2007, respectively. The balance represented mobile interconnection charges we billed to the local mobile network operators and the majority of which, however, had not been collected.

Changes in the provision for doubtful accounts consist of:

	Year ended August 31,
	2005	2006	2007
	(Thousands of HK$)
Balance at beginning of the year	22,959	48,316	55,745
Additions charged to expense(1)(2)	35,445	17,450	15,973
Revesals	—	—	(9,404)
Write-off(2)	(10,088)	(10,021)	(39,922)

Balance at the end of the year	48,316	55,745	22,392

(1)	Provision for doubtful accounts as at August 31, 2005 and 2006 includes provision for mobile interconnection charges receivables of HK$19.5 million and 20.8 million respectively (For more information regarding our provision for mobile interconnection charges, see “Our Revenues—Fixed Telecommunications Network Services” above in this annual report.).
(2)	Following the TA’s Final Determination issued in June 2007, the Company has reversed HK$9.4 million of the provision for doubtful accounts previously recognized for mobile interconnection charges to the consolidated statement of operations and has written off the remaining balance of the provision of HK$11.4 million against the accounts receivable relating to mobile interconnection charges.

Deferred Taxation

Under HKFRSs, we recognized deferred tax assets for all deductible temporary differences, and operating loss carry forwards to the extent it is probable that future taxable profits will be available against which the asset can be utilized.

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

A change in judgment regarding the likelihood of the generation of future taxable income necessary to realize deferred tax assets could result in a change in the valuation allowance on deferred tax assets which would impact our results under both HKFRSs and U.S. GAAP.

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

Mobile network operators are obliged to pay interconnection charges to HKBN in accordance with the charging principles promulgated by the Telecommunications Authority. Because certain local mobile network operators disagreed with the level of charges computed by HKBN, the majority of the mobile interconnection charges billed by HKBN had not been collected as of August 31, 2007. We recognize revenue related to mobile interconnection charges at amounts we believe to be realizable after consideration of the uncertainty regarding the timing and amount of the ultimate collection of amounts due. The amount recognized for the fiscal 2004 or before was determined using the available rates under the existing calculation model (fully distributed cost model) for interconnection service between fixed and mobile operators, which are based on historical cost data of PCCW-HKT Telephone Limited. The amount recognized in fiscal year 2005 reflects a discount from the amount billed which is determined based on our assessment of the range of likely outcomes from the determination process. The amount recognized in fiscal year 2006 is based on the preliminary rates from the Telecommunications Authority as we await a final ruling by the Telecommunications Authority on the level of charges payable by one of the operators. The amount recognized in fiscal year 2007 is based on the final determination which set out the rates payable by a mobile operator under dispute. For a discussion of our revenue recognition of mobile interconnection charges, please refer to “Our Revenues-Fixed Telecommunications Network Services” above in this Item 5 of this annual report and notes 25(c) to our consolidated financial statements. Actual amounts realized could be different from our estimate.

Fair value of share options

In assessing the value of the share options granted, Black-Scholes option pricing model (the “Black-Scholes Model”) has been used. The Black-Scholes Model is one of the most generally accepted methodologies used to calculate the value of options and the assumptions used in the Black-Scholes Model include expected life of the options, risk-free interest rate, expected volatility, expected dividend yield and the market value of the ordinary shares of the Company.

The Black-Scholes Model, applied for determination of the estimated fair value of the share options granted under the Company’s share option scheme was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. Such an option pricing model requires input of assumptions, including the expected stock volatility, and expected dividend yield. As the Company’s share options have characteristics significantly different from those of traded options, the determination of fair value of the options granted is sensitive to certain assumptions used in the valuation model, in particular the expected volatility.

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

Our consolidated financial statements reflect the consolidated results of operations and financial position of these subsidiary companies from the date of their acquisition by us. However, as of August 31, 2007, none of these subsidiary companies located outside of Hong Kong has made a material contribution to our revenues or results of operations, and in fiscal 2007, they contributed approximately 1.8% to our revenues.

The following table sets forth, for the years indicated, a summary of our results of operations.

	Year Ended August 31,
	2005	2006	2007	2007
	HK$	HK$	HK$	US$
	(In thousands)
HKFRSs
Revenues
Fixed telecommunications network services	629,464	716,600	816,800	104,761
International telecommunications	532,595	418,276	324,470	41,616

	1,162,059	1,134,876	1,141,270	146,377

Operating Expenses:
Network costs	(339,402)	(300,593)	(214,591)	(27,523)
Other operating expenses
Salaries and related costs	(259,392)	(256,721)	(221,102)	(28,358)
Sales and marketing expenses	(267,983)	(204,952)	(219,253)	(28,121)
Office, general and administrative expenses	(157,497)	(164,208)	(129,077)	(16,555)
Depreciation and amortization	(237,714)	(276,464)	(258,103)	(33,104)
Provision for doubtful accounts	(35,445)	(17,450)	(6,569)	(843)

Total other operating expenses	(958,031)	(919,795)	(834,104)	(106,981)

Total Operating Expenses	(1,297,433)	(1,220,388)	(1,048,695)	(134,504)

Income/(loss) from operations	(135,374)	(85,512)	92,575	11,873
Interest income	13,578	20,378	22,671	2,908
Interest expense	(54,462)	(88,637)	(87,504)	(11,223)
Other income, net	6,037	4,465	3,149	404

Income/(loss) before taxation	(170,221)	(149,306)	30,891	3,962
Income taxes (expense)/credit	6,725	7,244	(2,026)	(260)

Net income/(loss)	(163,496)	(142,062)	28,865	3,702

Year Ended August 31, 2007 Compared to Year Ended August 31, 2006

Revenues. Our total revenues increased by 0.6% to HK$1,141.3 million in fiscal 2007. The 22.4% decline in our international telecommunications services revenues to HK$324.5 million in fiscal 2007 offset our 14.0% increase in FTNS revenues to HK$816.8 million in fiscal 2007.

Our fixed telecommunications network services continued to record significant revenue growth and increased their contribution to our total revenues, accounting for 71.6% of total revenues in fiscal 2007, compared to 63.1% and 54.2% in fiscal 2006 and fiscal 2005, respectively. During fiscal 2007, our FTNS subscription base increased 10.7% to 683,000. This return to growth is an indicator that the market has now accepted a premium pricing positioning.

With respect to voice services, our VOIP subscription base rose by 9.6%, to 308,000 subscriptions due to improved branding and crossing selling from our broadband customers.

With respect to broadband services, our subscription base rose by 12.3%, to 247,000 subscriptions. During fiscal 2007, we focused on differentiating our services by emphasizing our ultra high Internet access speeds, which allow us to increase our average revenue per user. By providing stable and high speed broadband services and reliable customer service, we aim to acquire and retain customers with longer subscription period at higher price. This has significantly increased our revenue from our fixed telecommunications network services.

With respect to IP-TV services, our subscription base increased by 10.3% to 128,000 subscriptions, with the majority of the new subscriptions coming from existing broadband and voice customers.

Our international telecommunications business revenues decreased by 22.4% to HK$324.5 million in fiscal 2007 due to the combined effects of lower volumes and lower revenue per minute. Competition during the year was intense as some of our integrated competitors offered international direct dial minutes for free or at very low cost as a marketing incentive to gain local fixed line and mobile market share. Further, technology from global VOIP providers such as Skype, which offer free PC-to-PC based international calls, is also becoming more prevalent.

Network costs. Network costs decreased by 28.6% to HK$214.6 million in fiscal 2007 mainly due to a reduction in international tariff volume and less reliance on third parties backhaul for our FTNS business.

Other operating expenses. Our other operating expenses, excluding network costs, decreased by 9.3% to HK$834.1 million in fiscal 2007.

Salaries and related costs. Salaries and related costs decreased by 16.1% to HK221.1 million in fiscal 2007. During fiscal 2007, we increased our total work force by 4.9% to 2,692 employees due to the expansion of operations in fixed telecommunications network services. The reduction in salaries and related costs was mainly due to the flow over benefits from streamlining the work force in fiscal 2006.

Sales and marketing expenses. Our sales and marketing expenses increased by 6.9% to HK$219.2 million in fiscal 2007 as we increased our sales and marketing efforts in brand building through mass media advertising. We started a strategy of promoting the brand to a wider audience. A series of 1 minute mini programs were shown to educate viewers on the merits of HKBN’s high bandwidth Next Generation Network.

Office, general and administrative expenses. Office, general and administrative expenses decreased by 21.4% to HK$129.1 million in fiscal 2007 mainly as a result of last year’s operational efficiency plan and cost savings due to the decentralization of authority to department heads.

Depreciation and amortization. Depreciation and amortization expenses decreased by 6.7% to HK$258.1 million in fiscal 2007 mainly due to changes in the estimated useful lives of certain assets amounting to HK$15.9 million.

During the second half of fiscal 2007, we reviewed the estimated useful lives of fixed assets based on technology considerations, actual business experience, consultation with external valuation firm and industry benchmark. Based on the review, the estimated useful lives of certain classes of network assets have been extended from 4-15 years to 6-20 years effective from June 1, 2007.

The change in the estimated useful lives is a change in accounting estimate that is accounted for prospectively from June 1, 2007. As a result of such change, depreciation expense decreased by HK$15.9 million for the year ended August 31, 2007. Earning per share is also increased by 2.6 cents. This change does not have any effect on the total depreciation charges of those assets during their remaining useful lives.

Provision for doubtful accounts. Overall, our provision for doubtful accounts decreased to HK$6.6 million in fiscal 2007 mainly due to the reversal of previously recognized provisions for mobile interconnection charges receivable. In fiscal 2006, we recorded a provision of HK$20.8 million for mobile interconnection charges receivable accumulated from previous years following our assessment of the collectibility of these charges. In fiscal 2007, we have reversed a portion of this provision by HK$9.4 million based on the rates set by the TA in the final determination issued in June 2007. Our provision for other trade receivables recorded in fiscal 2007 was HK$16.0 million compared to the HK$17.5 million in fiscal 2006. For more information regarding our provisions for mobile interconnection charges, see “Our Revenues—Fixed Telecommunications Network Services” above in this annual report.

Income from operations. We recorded an income from operations of HK$92.6 million in fiscal 2007, compared to a loss from operations of HK$85.5 million in fiscal 2006. The income from operations is due to higher revenue contribution from fixed telecommunications network services and the increase in margin from our international business services as a result of the drop off of low margin customers.

Interest income and expense. Our interest income was HK$22.7 million in fiscal 2007 compared to HK$20.4 million in fiscal 2006. The increase in interest income was due to a strong net cash inflow from our operations and a favorable interest rate environment. We derive interest income from our deposit of surplus capital in interest-bearing accounts at commercial banks. Our interest expense in fiscal 2007 was HK$87.5 million which is comparable to HK$88.6 million in fiscal 2006. Such interest expense was predominantly due to the interest expense of our 8.75% notes issued in January 2005.

Other income, net. Our other income, net consists of the roaming charges we receive from overseas carriers that deliver traffic over our network, exchange gains and losses and management and other fees we received in the ordinary course of our business. Other income, net of expenses was HK$3.1 million in fiscal 2007 compared to HK$4.5 million in fiscal 2006. The other income, net in fiscal 2007 mainly includes and net realized and unrealized gains on investment securities and derivative financial instruments of HK$1.8 million.

Income tax (expense)/credit. We recognized income tax expense of HK$2.0 million for fiscal 2007 compared to an income tax credit of HK$7.2 million in fiscal 2006. Our income tax expense in fiscal 2007 was mainly due to the tax paid by one of our subsidiaries in Guangzhou. Our income tax credits in fiscal 2006 were mainly related to the recognition of deferred tax assets in respect of the tax losses from our fixed telecommunications network services business offset by the income tax expense associated with the profit generated from our international telecommunications services.

Net income. For the foregoing reasons, we had a net income of HK$28.9 million in fiscal 2007 compared to a net loss of HK$142.1 million in fiscal 2006.

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

Depreciation and amortization. Depreciation and amortization expenses increased by 16.3% to HK$276.5 million in fiscal 2006 mainly due to expansion of our Next Generation Network.

Provision for doubtful accounts. Overall, our provision for doubtful accounts decreased by 50.8% to HK$17.4 million in fiscal 2006 mainly due to the decrease in provision for mobile interconnection charges receivable. In fiscal 2005, we recorded a provision of HK$19.5 million for mobile interconnection charges receivable accumulated from previous years following our assessment of the collectibility of these charges. In fiscal 2006, we increased such provision by HK$1.3 million to HK$20.8 million based on the preliminary rates from the Telecommunications Authority. Provision for other trade receivables recorded in fiscal 2006 was HK$16.1 million which is comparable to the HK$15.9 million in fiscal 2005. For more information regarding our provision for mobile interconnection charges, see “Our Revenues—Fixed Telecommunications Network Services” above in this annual report.

Loss from operations. We suffered loss from operations of HK$85.5 million in fiscal 2006, compared to loss from operations of HK$135.4 million in fiscal 2005. The loss from operations is due to reduced profitability of our international telecommunications business as a result of intense competition from local telecommunications services companies and global VOIP providers and losses from our FTNS business.

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

Depreciation and amortization. Depreciation and amortization expenses increased by 20.7% from HK$197.0 million in fiscal 2004 to HK$237.7 million in fiscal 2005 due to the increased capital expenditures that we incurred for the upgrade and expansion of our Next Generation Network.

Provision for doubtful accounts. Our provision for doubtful accounts increased by 208.2% from HK$11.5 million in fiscal 2004 to HK$35.4 million in fiscal 2005, which included a provision of HK$19.5 million for mobile interconnection charge receivables. We recorded a provision of HK$19.5 million for mobile interconnection charges receivable in fiscal 2005 given the uncertainty regarding the timing and amount of the ultimate collection of amounts due. For more information regarding our provision for mobile interconnection charges, see “Our Revenues—Fixed Telecommunications Network Services” above in this annual report. Provision for other trade receivables recorded in fiscal 2005 was HK$15.9 million compared to HK$11.5 million in fiscal 2004. The provision as a percentage of revenue was approximately 1% of our revenue for both years.

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

U.S. GAAP Reconciliation

Our financial statements are prepared in accordance with HKFRSs, which differs in certain significant respects from U.S. GAAP. The following tables provide a comparison of our net income/(loss) and shareholders’ equity in accordance with HKFRSs and U.S. GAAP

	As of and for the Year Ended August 31,
	2005 (restated)	2006	2007	2007
	HK$	HK$	HK$	US$
	(in thousands)
Net income/(loss) in accordance with:
HKFRSs	(163,496)	(142,062)	28,865	3,702
Net income/(loss) under U.S. GAAP	(149,148)	(142,062)	28,865	3,702

Shareholders’ Equity
HKFRSs	1,020,454	891,654	903,882	115,930
Total shareholders’ equity under U.S. GAAP	1,032,680	897,271	909,499	116,650

Differences between HKFRSs and U.S. GAAP for the periods presented relate primarily to:

•	Share-based compensation cost;

•	Goodwill; and

•	Financial instruments

Disclosure relating to those differences can be found in note 30 to our consolidated financial statements. In addition, our condensed consolidated statement of operations, changes in shareholders’ equity and comprehensive (loss)/ income have been included in note 29 to our consolidated financial statements to reflect the impact of the significant differences between HKFRSs and U.S. GAAP.

Recent Accounting Pronouncements

Recently issued and adopted accounting pronouncements under HKFRSs and U.S. GAAP have been included in note 28 to our consolidated financial statements.

B. Liquidity and Capital Resources

As of August 31, 2007, we had a total cash position of HK$634.5 million and outstanding borrowings of HK$953.8 million. Our long term liability consists mainly of our 8.75% senior notes due 2015, which amounted to HK$952.6 million. Our total cash position of HK$634.5 million consisted of HK$532.9 million in cash and bank balances, HK$87.2 million in pledged bank deposits and HK$14.4 million in long term bank deposits.

We expect cash flows generated from operations will continue to be our principal source of liquidity.

Cash Flow

The following table summarizes our cash flows for each of fiscal 2005, 2006 and 2007:

	Year Ended August 31,
	2005	2006	2007	2007
	HK$	HK$	HK$	US$
	(In thousands)
Net cash flow from operating activities	77,383	184,151	383,999	49,251
Net cash (used in) / generated from investing activities	(557,440)	(492,742)	114,053	14,628
Net cash (used in) provided by financing activities	792,216	(86,432)	(109,504)	(14,045)

(Decrease)/increase in cash and bank balances	312,159	(395,023)	388,548	49,834
Cash and bank balances, at the beginning of year	228,347	539,591	144,917	18,587
Effect of foreign exchange rate changes	(915)	349	(571)	(73)

Cash and bank balances, at the end of the year	539,591	144,917	532,894	68,348

Operating Activities

Our net cash flow from operating activities for fiscal 2007, 2006 and 2005 was an inflow of HK$384.0 million, HK$184.2 million and HK$77.4 million, respectively. The principal source of cash flow from operating activities in each of these fiscal years was the cash flow we generate from our fixed telecommunications network services and international telecommunications businesses.

In fiscal 2007, we generated a net cash inflow from our operating activities that amounted to HK$384.0 million. The increase in operating cash flow was mainly due to increased revenue from our fixed telecommunications network services and lower network costs as a result of the decrease in our international telecommunications services. Moreover, leveraging on last year’s operating efficiency plan and decentralizating of authority to individual department heads helped to increase our operating cash flow.

In fiscal 2006, we generated a net cash inflow from our operating activities that amounted to HK$184.2 million. The increase in operating cash flow was mainly due to lower network costs as a result of the completion of our fiber backbone network, which reduced our network costs paid to third party network operators. Moreover, by leveraging on the large scale sales and marketing activities in fiscal 2005 which has enhanced brand image and improved customer experience, less sales and marketing expenses were incurred in fiscal 2006, which also helped to increase the operating cash flow.

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

Investing Activities

In fiscal 2007, net cash generated from investing activities was HK$114.1 million, whereas in fiscal 2006 and 2005, net cash used in investing activities was HK$492.7 million and HK$557.4 million respectively. In 2006 and 2005, investing activities consisted primarily of purchases of fixed assets for the development of our Next Generation Network and upgrading of our international telecommunications facilities of HK$382.2 and HK$415.4 respectively. An increase in term deposits of HK$144.6 million and HK$92.9 million respectively further increased the cash outflow for investing activities in 2006 and 2005 respectively. In fiscal 2007, the net cash generated was mainly due to the receipt in term deposits of HK$237.5 million and lower level in purchase of fixed assets of HK$149.3 million.

Financing Activities

Net cash used in financing activities was HK$109.5 million in fiscal 2007 consisting mainly of interest paid on our 8.75% senior notes of HK$85.3 million and interim dividend of HK$24.6 million.

Net cash used in financing activities was HK$86.4 million in fiscal 2006 which mainly consisted of interest paid on our 8.75% senior notes of HK$85.2 million.

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

The net proceeds of the 8.75% notes were approximately US$121.0 million after deduction of expenses and commissions. We used the net proceeds, in part, to repay in full an existing bank loan in the outstanding amount of HK$196.7 million. The remaining net proceeds has been and will continue to be used for capital expenditures, including costs incurred in expanding and upgrading our Next Generation Network in Hong Kong, and for additional working capital and general corporate purposes.

As of August 31, 2007, the 8.75% notes were stated at the amortized cost of US$122.1 million (HK$952.6 million), compared with the amortized costs of US$121.9 million (HK$948.0 million) as of August 31, 2006.

As of August 31, 2007, we had available banking facilities of HK$80.2 million of which HK$78.6 million was unutilized.

During December 2007 and January 2008, we have bought back cumulative principal value of 8.75% notes of US$21.9 million by way of market acquisition. The total consideration (including accrued interest) paid was US$22.1 million. The principal value of 8.75% notes remaining in issue after the buy-back is US$103.2 million. The 8.75% notes bought back have been cancelled subsequently in December 2007 and January 2008.

Capital expenditures

In order to further develop our Next Generation Network and maintain the operations of our international telecommunications business, we plan to make total capital expenditures of approximately HK$850 million over the next three years to increase our home pass from 1.4 million to 1.8 million and to increase our fiber-connected commercial buildings from 600 to 1,800. Our required capital expenditures will be financed by the company’s free cash flow in the respective year.

Contractual Obligations and Commercial Commitments

As of August 31, 2007, we had capital commitments contracted but not provided for relating to the purchase of telecommunications, computer and office equipment of HK$54.2 million. In addition, we had commitments under non-cancelable operating leases relating to land, buildings, telecommunications facilities and computer equipment of HK$83.6 million, of which HK$43.6 million is due in fiscal 2008. We also had commitments on program fees of HK$14.0 million, of which HK$10.3 million is due in fiscal 2008. As of August 31, 2007 we utilized HK$1.6 million of the HK$80 million available banking facilities.

The following table sets forth information regarding our aggregate payment obligations in future years of the contractual obligations and commercial commitments that we had as of August 31, 2007.

	Payments due by period
Contractual Obligations	Total	Within 1 year	More than 1 year but within 3 years	More than 3 years but within 5 years	More than 5 years
	(Thousands of HK$)
Capital expenditure items	54,165	54,165	—	—	—
Operating leases	83,600	43,566	13,758	9,892	16,384
Short-term and long-term debt (principal and interest payments)	1,615,464	86,146	170,839	170,685	1,187,794
Programming fees (IP-TV)	13,981	10,345	3,636	—	—

Total	1,767,210	194,222	188,233	180,577	1,204,178

During December 2007 and January 2008, we have bought back and cancelled cumulative principal value of the 8.75% notes of US$21.9 million (equivalent to HK$170.7 million) by way of market acquisition. As a result of the buy-back of the 8.75% notes, our contractual obligations in respect of the short-term and long-term debt (principal and interest payments) has decreased by US$36.3 million (equivalent to HK$283.0 million).

Our working capital as of August 31, 2007 was HK$563.9 million, which we believe is sufficient for our current requirements. Further, we believe that our current cash and cash equivalents and cash flow from operations will be sufficient to meet our anticipated cash needs, including for working capital, capital expenditure, repayment of our indebtedness and various contractual obligations, for at least the next 12 months. However, if our customer demand changes significantly due to rapid technological changes, if we are not able to successfully compete with local and foreign entrants into the market, or if we fail to maintain or obtain the necessary license renewals from the Telecommunications Authority, this could have a significant adverse impact on our cash flows from operations, which could effect our ability to make planned capital expenditures as well as meet scheduled payments on the 8.75% notes, our various operating and capital leases commitments and amounts due under banking facilities.

C. Research and development, patents and licenses

We commit considerable resources to our research and development department in order to continuously improve our services and improve our market position. As of August 31, 2007, our research and development team consisted of approximately 30 staff members experienced in systems design, engineering, telecommunications and computer programming. Our research and development department is primarily responsible for assessing and adapting the technology that we employ in upgrading and expanding our Next Generation Network. To identify and develop new market opportunities, the research and development team assesses new services offered by telecommunications and internet companies in the United States and elsewhere and works closely with our marketing department. Our research and development expenditures were approximately HK$11.0 million, HK$9.6 million and HK$5.0 million for fiscal 2005, 2006 and 2007, respectively.

D. Trend information

During fiscal 2007, our international telecommunications business experienced a 16.4% decline in volume to 659.0 million minutes, which combined with the lower revenue per minute, resulted in a 22.4% reduction in our international telecommunications revenues to HK$324.5 million in fiscal 2007. The principal reason for this decline was the intense competition, as our key competitors introduced highly aggressive price cuts. We expect that such decline will continue in future. Rather than directly competing on price, our strategy is to proactively migrate our international telecommunications customers to our FTNS global “2b” VOIP service which we believe will enable us to obtain higher margins and provide us with access to a wider addressable market.

Our revenues from our fixed telecommunications network services grew by 14.0% to HK$816.8 million in fiscal 2007 due to a rise in the subscription base of our fixed telecommunications network services of 10.7% to 683,000 subscriptions as of August 31, 2007. The revenue growth was attributable to our success in raising revenue yields per subscription.

E Off-Balance Sheet Arrangements

Other than as described above in “— Critical Accounting Policies” and note 27 to our Consolidated Financial Statements, we have not entered into any off-balance-sheet arrangements with any entities or individuals.

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

The following table sets forth certain information concerning our directors and senior management as of January 21, 2008.

Name	Age	Position	Date Joined City Telecom
Board of Directors:
WONG Wai Kay, Ricky	46	Chairman	1992
CHEUNG Chi Kin, Paul	50	Chief Executive Officer	1992
LAI Ni Quiaque	38	Chief Financial Officer & Company Secretary	2004
CHENG Mo Chi, Moses	57	Non-Executive Director	1997
CHAN Kin Man	48	Independent Non-Executive Director	1997
LEE Hon Ying, John	61	Independent Non-Executive Director	1997
PEH Tun Lu, Jefferson	48	Independent Non-Executive Director	2004

Senior Management:
CHANG Wing Fu, Stephen	44	Chief Technology Officer	2006
CHONG Kin Chun, John	45	Director, Corporate Division	1996
LO Sui Lun	43	Director, Singapore NGNBN	1998
TO Wai Bing	45	Managing Director, Business Development	2007
YEUNG Chu Kwong, William	47	Chief Operating Officer	2005

Executive Directors

Mr. WONG Wai Kay, Ricky, aged 46, is the co-founder and Chairman of City Telecom. He is responsible for our overall strategic planning and management. Mr. Wong holds a bachelor’s degree in science from The Chinese University of Hong Kong and has over 20 years’ experience in the telecommunications and computer industries. Mr. Wong had worked at a major US-listed computer company as a marketing representative and was responsible for marketing and distribution of computer products in Hong Kong from 1985 to 1989. He was also a co-founder and director of a company principally engaged in the import and distribution of computer systems in Canada prior to co-founding of City Telecom. Mr. Wong is a first cousin of Mr. Cheung Chi Kin, Paul, our

Chief Executive Officer. Currently, he is a member of Commission on Youth, a member of the Zhejiang Committee, Chinese People’s Political Consultative Conference, an independent non-executive director of Bossini International Holdings Limited and a member of the Board of Trustees, United College, The Chinese University of Hong Kong.

Mr. CHEUNG Chi Kin, Paul, aged 50, is the co-founder and Chief Executive Officer of City Telecom. He is responsible for our day-to-day operations and technological research, development and support activities. Mr. Cheung graduated with a diploma of advanced programming and system concepts design from Herzing Institute, Canada. He has more than 26 years’ experience in the telecommunications and computer industries. Mr. Cheung had worked in companies engaged in application software development and computer consultancy prior to co-founding of City Telecom. Mr. Cheung is a first cousin of Mr. Wong Wai Kay, Ricky, our Chairman.

Mr. LAI Ni Quiaque, aged 38, is our Chief Financial Officer, Company Secretary and Head of Staff Engagement. Mr. Lai joined City Telecom in May 2004. Mr. Lai has extensive experience in telecommunications industry research and finance, being highly rated in this field. Prior to joining City Telecom, Mr. Lai was Director and Head of Asia Telecom Research for Credit Suisse , having spent 8 years with the firm. During his tenure with Credit Suisse, he was involved in global fund raisings for a wide range of Asian Telecom carriers such as China Mobile, China Telecom, China Unicom, China Netcom, SK Telecom, PCCW, Telekom Malaysia, etc. Before that, Mr. Lai held positions with Hongkong Telecom and Kleinwort Benson Securities (Asia). Mr. Lai holds a Bachelor of Commerce degree from the University of Western Australia, is a fellow member of CPA Australia and a member of Hong Kong Institute of Directors. Mr. Lai has been accepted into the Kellogg-HKUST EMBA program commencing in January 2008.

Non-Executive Director

Mr. CHENG Mo Chi, Moses, aged 57, was re-designated as a non-executive director of City Telecom with effect from September 30, 2004. He was appointed as an independent non-executive director of the Company since June 17, 1997. He is the senior partner of P.C. Woo & Co., a firm of solicitors and notaries in Hong Kong, the Founder Chairman of the Hong Kong Institute of Directors of which he is now the Honorary President and Chairman Emeritus and the Chairman of the Betting and Lotteries Commission. Mr. Cheng was appointed as a member of the Legislative Council of Hong Kong from 1991 to 1995.

Independent Non-Executive Directors

Dr. CHAN Kin Man, aged 48, is an associate professor in the Department of Sociology of The Chinese University of Hong Kong, specializing in state-society relations in Mainland China and Hong Kong. He received a Bachelor of Social Science degree from The Chinese University of Hong Kong in 1983 and a doctor of philosophy degree from Yale University in the U.S. in 1995. Dr. Chan has been a director of City Telecom since June 1997.

Mr. LEE Hon Ying, John, aged 61, is the managing director of Cyber Networks Consultants Company in Hong Kong. He was the Regional Director, Asia Pacific of Northrop Grumman — Canada, Ltd. He was previously the director of network services of Digital Equipment (HK) Limited and prior to that, worked for Cable & Wireless HKT and Hong Kong Telecom. He is a chartered engineer and a member of each of the Institution of Engineering and Technology, the United Kingdom and the Hong Kong Institution of Engineers and the Hong Kong Computer Society. He received a master’s degree in information systems from The Hong Kong Polytechnic University in 1992. In addition, he is the Territory Vice-President of the Society of St. Vincent de Paul of Asia and Oceania, which is an international charity body. He is the Commission member of Catholic Diocese of Hong Kong Diocesan for Hospital Pastoral Care. Mr. Lee has been a director of City Telecom since June 1997.

Mr. PEH Tun Lu, Jefferson, aged 48, is a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants and a Certified Practicing Accountant of CPA Australia. Mr. Peh holds a master’s degree in business from the University of Technology, Sydney. He has over 25 years of experience in finance, accounting and management from listed and private companies in Hong Kong and Australia. Mr. Peh has been a director of City Telecom since September 2004.

Senior Management

Mr. CHANG Wing Fu, Stephen, aged 44, is our Chief Technology Officer. Mr Chang joined the Company in July 2006 as Chief Information Officer and has also been the Company’s Chief Technology Officer since December 2006. He provides advice and assistance to the Company, to ensure that information and communications technologies are acquired and managed in a manner that is aligned with business strategy, supporting the goals and objectives of the Company and its various business units. Mr Chang graduated from Australia and holds a Masters in Information Systems degree and a Bachelor of Science degree from Monash University. Mr Chang has 19 years of experience in Systems Development, Project Management, Consulting and Information Technology Management. Prior to joining the Company, Mr Chang was the Asia Pacific/Japan Vice-President of Worldwide Support for a U.S. software company. Before that he was the General Manager of Information Technology at SmarTone-Vodafone.

Mr. CHONG Kin Chun, John, aged 45, is the director of the corporate division. He is responsible for sales, marketing and servicing development of the Company’s international telecommunications services and fixed telecommunications network services for business and corporate customers. Mr. Chong joined City Telecom in February 1996 and holds a bachelor’s degree in arts from The University of Hong Kong. Mr. Chong worked as a general manager overseeing product management and the sales force of a listed telecommunications products company in Hong Kong from 1987 to 1996.

Mr. LO Sui Lun, aged 43, is a director of Hong Kong Broadband Network Limited (HKBN). He is now in charge of the Company’s participation in the Next Generation National Broadband Network (NGNBN) project in Singapore. That project is to develop a FTTH network for the whole country. Before that, Mr. Lo was in charge of regulatory, carrier business, international business, network operation and network development for HKBN. He joined City Telecom in September 1998. Prior to that, Mr. Lo worked for PCCW (formerly known as “Hong Kong Telecom”) for 9 years, gaining experience in network planning and undersea cable investment. Mr. Lo holds a bachelor’s degree in sciences in electronics from The Chinese University of Hong Kong and a master’s degree in business administration from the University of Strathclyde, UK.

Ms. TO Wai Bing, aged 45, is our managing director of business development. Ms. To is a member of the management committee of the Company and in charge of the International Business Department and the Carrier Business Department. She is responsible for the control of cost of services, carrier relations, sales of carrier business, exploring and securing business partnerships to strengthen the Company’s business operations and development. Before joining the Company, Ms. To had worked for the Hong Kong Telecom Company for 16 years after graduating from Hong Kong Polytechnic University with a Diploma in Electronic Engineering and subsequently a Higher Certificate in Electronic Engineering. Ms. To rejoined the Company in May 2007 after her previous services with the Company from September 1998 to July 2006.

Mr. YEUNG Chu Kwong, William, aged 47, is our Chief Operating Officer. Mr. Yeung joined City Telecom in October 2005 and is responsible to head our Customer Engagement Department to oversee customer relationship management. Mr. Yeung is also responsible to head Network Development Department. He holds a Bachelor of Arts degree from Hong Kong Baptist University, a Master of Business Administration degree from University of Strathclyde, UK and a Master of Science Degree in Electronic Commerce and Internet Computing from The University of Hong Kong. Mr. Yeung has more than 15 years’ experience in the telecom industry. Prior to joining City Telecom, Mr. Yeung was the Director of Customers Division in SmarTone-Vodafone, the General Manager of Personal Communications and Retail Division at Tricom Telecom Limited, and was also an Inspector of Police in the Hong Kong Police Force.

B. Compensation

Directors’ and Senior Management’s Compensation

Our directors and senior management receive compensation in the form of salaries, housing allowances, discretionary bonuses, other allowances and benefits in kind, including our contribution to the pension schemes for such individuals.

The aggregate amount of salaries or other compensation, housing allowances, discretionary bonuses, share-based payment, other allowances and benefits in kind paid by us to our directors (not including our non-executive directors) during fiscal 2007 was approximately HK$19.4 million. We paid approximately HK$1.4 million as our contribution to the pension schemes of the directors during fiscal 2007. In addition we paid our fiscal non-executive directors fees in the aggregate amount of approximately HK$605,000 during fiscal 2007.

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

As of January 21, 2008, the Company granted share options to various directors and members of our senior management. For details, please refer to Item 6E Share Ownership herein.

Except as discussed herein, no other payments have been paid or are payable, in respect of fiscal 2007, by us or any of our subsidiaries to our directors and senior management.

The aggregate amount of salaries or other compensation, housing allowances, other allowances and benefits in kind paid by us to our senior management during the fiscal 2007 was approximately HK$13.4 million.

For fiscal 2007, the aggregate amount accrued by us to provide pension retirement or similar benefits for our directors, senior management and other employees was approximately HK$23.9 million. (please refer to the second paragraph of this section)

C. Board Practices

Service Contracts

We entered into service agreements with our three executive directors, Wong Wai Kay, Ricky, Cheung Chi Kin, Paul and Lai Ni Quiaque respectively. These service agreements include non-competition clauses under which our executive directors agree not to compete with us in accordance with the terms and conditions therein and shall continue to be effective unless and until terminated by either party of the respective service agreements. None of the agreements provide for any benefits or compensation upon termination of employment.

Audit Committee

Our board of directors established an Audit Committee in March 1999 to ensure the impartial supervision of our accounting and business operations. The Audit Committee is comprised of three independent non-executive directors, namely, Mr. Lee Hon Ying, John (the Chairman of the Audit Committee), Dr. Chan Kin Man and Mr. Peh Tun Lu, Jefferson. Mr. Peh was appointed to the Audit Committee on September 1, 2004 and is a “financial expert” within the meaning of, and as required by the U.S. Sarbanes-Oxley Act of 2002.

The Audit Committee is governed by our audit committee charter, which was adopted by our board of directors at a meeting held in August 2004. It is responsible for overseeing the accounting and financial reporting process of the Company and the audits of the Company’s financial statements on behalf of the Board of Directors.

Additionally, the Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the work of City Telecom’s independent auditors (including resolution of disagreements between management and the auditors regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for City Telecom.

As provided in our audit committee charter, the Audit Committee shall meet in person or telephonically at least twice a year and shall have the resources and authority appropriate to discharge its responsibilities as required by law, including the authority to engage independent counsel and other advisors as the Audit Committee deems necessary to carry out its duties.

The Audit Committee met three times in fiscal 2007. The major works performed by the Committee from September 1, 2006 to August 31, 2007 included:

a.	Reviewed the Company’s financial statements for the year ended August 31, 2006 and for the six months ended February 28, 2007;

b.	Reviewed the internal audit progress, especially on the compliance of the Sarbanes-Oxley Act;

c.	Reviewed the external auditor’s report on the review of the Company’s interim financial report for the six months ended February 28, 2007 and the Company’s audited consolidated financial statements for the year ended August 31, 2006; and

d.	Pre-approved the audit and non-audit services provided by KPMG, external auditor of the Company.

Remuneration Committee

Our board of directors established a Remuneration Committee in August 2001 to manage our offer of remuneration packages to executive directors. The Remuneration Committee is comprised of six members with three independent non-executive directors,

Mr. Lee Hon Ying, John, Mr. Peh Tun Lu, Jefferson and Dr. Chan Kin Man, the non-executive director, Mr. Cheng Mo Chi, Moses, Mr. Lai Ni Quiaque, our Chief Financial Officer, Company Secretary and Head of Staff Engagement and our director of Talent Management. The Remuneration Committee’s main duties are set out as follows:-

(a)	to make recommendations to the Board on City Telecom’s policy and structure for all remuneration of directors and senior management and on the establishment of a formal and transparent procedure for development policy on such remuneration;

(b)	to have the delegated responsibility to determine the specific remuneration packages of all executive directors and senior management, including benefits in kind, pension rights, short and long term incentives and compensation payments, including any compensation payable for loss or termination of their office or appointment, and make recommendations to the Board of the remuneration of non-executive directors (whether independent or otherwise);

(c)	to review and approve performance-based remuneration by reference to corporate goals and objectives resolved by the Board from time to time;

(d)	to review and approve the compensation payable to executive directors and senior management in connection with any loss or termination of their office or appointment to ensure that such compensation is determined in accordance with relevant contractual terms and that such compensation is otherwise fair and not excessive for City Telecom;

(e)	to review and approve compensation arrangements relating to dismissal or removal of directors for misconduct to ensure that such arrangements are determined in accordance with relevant contractual terms and that any compensation payment is otherwise reasonable and appropriate;

(f)	to ensure that no director or any of his associates is involved in deciding his own remuneration

(g)	to consider other issues as may be assigned from time to time by the Board; and

(h)	to advise shareholders on how to vote with respect to any service contracts of directors that require shareholders’ approval under the Listing Rules.

D. Employees

The following chart sets forth the number of our employees by functional area as of August 31, 2007.

Employees
Information technology and engineering	479
Sales and marketing, customer service and “Special Duty Unit” (“SDU”)	1,897
General administration and others	316

Total	2,692

The following chart sets forth the number of our employees by geographical region as of August 31, 2007.

Employees
Hong Kong	1,401
Guangzhou	1,264
Canada	27

Total	2,692

As of August 31, 2005, 2006 and 2007, we had 3,896, 2,565 and 2,692 employees, respectively. In connection with the transfer of our calling center operations to Guangzhou, China, we have hired over 1,200 customer service representatives and back office employees to staff that facility. The slight increase in our total number of employees in fiscal 2007 was mainly due to the expansion in our fixed telecommunications network business.

E. Share Ownership

Share Ownership

The following chart sets forth the share ownership of our directors and senior management as of January 21, 2008.

Title of Class	Identity of Person or Group	Number of Shares Beneficially Owned(11)		Percentage of Shares Beneficially Owned (%)(3)	Outstanding Share Options
Ordinary Shares	Wong Wai Kay, Ricky	318,771,261	(1)	50.82	14,000,000	(4)
Ordinary Shares	Cheung Chi Kin, Paul	352,792,737	(2)	56.25	14,000,000	(5)
Ordinary Shares	Lai Ni Quiaque	9,670,000		1.54	2,000,000	(6)
Ordinary Shares	Chang Wing Fu, Stephen	Nil		Nil	700,000	(10)
Ordinary Shares	Chong Kin Chun, John	1,124,000		Less than 1.0	3,000,000	(7)
Ordinary Shares	Lo Sui Lun	628,000		Less than 1.0	2,000,000	(8)
Ordinary Shares	Yeung Chu Kwong, William	2,000,000		Less than 1.0	2,000,000	(9)

(1)

Of the 318,771,261 shares, 318,516,999 shares are beneficially owned through Mr. Wong’s 42.12 % interest in Top Group International Ltd., or Top Group, and 254,262 shares are owned directly by Mr. Wong.

(2)

Of the 352,792,737 shares, 318,516,999 shares are beneficially owned through Mr. Cheung’s 27.062% interest in Top Group,10,508,000 shares are owned directly by Mr. Cheung and 23,767,738 shares are beneficially owned through Mr. Cheung’s 50% interest in Worship Limited.

(3)	Percentage ownership is based on 627,218,404 shares issued as of January 21, 2008.
(4)

Options to subscribe for 8,000,000 shares were granted to Mr. Wong for a purchase price of HK$1.00, at an exercise price of HK$1.54 per share and exercisable on or before October 20, 2014 in the following manner: (i) 4,000,000 on or after January 5, 2005, (ii) 2,000,000 on or after January 1, 2006 and (iii) 2,000,000 on or after January 1, 2007. The grant of options was proposed on October 21, 2004 and approved by shareholders at our annual general meeting held on December 29, 2004. Options to subscribe for 6,000,000 shares were granted to Mr. Wong on May 22, 2006 for a purchase price of HK$1.00, at an exercise price of HK$0.66 per share and exercisable on or before May 21, 2016 in the following manner: (i) 2,000,000 on or after May 22, 2007, (ii) 2,000,000 on or after May 22, 2008; and (iii) 2,000,000 on or after May 22, 2009.

(5)

Options to subscribe for 8,000,000 shares were granted to Mr. Cheung for a purchase price of HK$1.00, at an exercise price of HK$1.54 per share and exercisable on or before October 20, 2014 in the following manner: (i) 4,000,000 on or after January 5, 2005, (ii) 2,000,000 on or after January 1, 2006 and (iii) 2,000,000 on or after January 1, 2007. The grant of options was proposed on October 21, 2004 and approved by shareholders at our annual general meeting held on December 29, 2004. Options to subscribe for 6,000,000 shares were granted to Mr. Cheung on May 22, 2006 for a purchase price of HK$1.00, at an exercise price of HK$0.66 per share and exercisable on or before May 21, 2016 in the following manner: (i) 2,000,000 on or after May 22, 2007, (ii) 2,000,000 on or after May 22, 2008; and (iii) 2,000,000 on or after May 22, 2009.

(6)

Options to subscribe for 6,000,000 shares were granted to Mr. Lai on June 3, 2004 for a purchase price of HK$1.00, at an exercise price of HK$1.47 per share and exercisable on or before June 2, 2014 in the following manner: (i) 5,000,000 on or after May 1, 2005, and (ii) 1,000,000 on or after May 1, 2006. Options to subscribe for 3,000,000 shares were granted to Mr. Lai on May 22, 2006 for a purchase price of HK$1.00, at an exercise price of HK$0.66 per share and exercisable on or before May 21, 2016 in the following manner: (i) 1,000,000 on or after May 22, 2007, (ii) 1,000,000 on or after May 22, 2008; and (iii) 1,000,000 on or after May 22, 2009. On October 17, 2007, Mr. Lai exercised options to acquire 7,000,000 shares for a total amount of consideration of HK$9,480,000.

(7)

Options to subscribe for 2,000,000 shares were granted to Mr. Chong on October 21, 2004 for a purchase price of HK$1.00, at an exercise price of HK$1.54 per share and exercisable on or before October 20, 2014 in the following manner: (i) 1,000,000 on or after January 1, 2005, (ii) 500,000 on or after January 1, 2006, and (iii) 500,000 on or after January 1, 2007. Options to subscribe for 1,500,000 shares were granted to Mr. Chong on May 22, 2006 for a purchase price of HK$1.00, at an exercise price of HK$0.66 per share and exercisable on or before May 21, 2016 in the following manner: (i) 500,000 on or after May 22, 2007, (ii) 500,000 on or after May 22, 2008; and (iii) 500,000 on or after 22 May 2009. On December 13, 2007, Mr. Chong exercised options to acquire 500,000 shares for a total amount of consideration of HK$330,000.

(8)

Options to subscribe for 500,000 shares were granted to Mr. Lo on October 21, 2004 for a purchase price of HK$1.00, at an exercise price of HK$1.54 per share and exercisable on or before October 20, 2014 in the following manner: (i) 200,000 on or after January 1, 2005, (ii) 200,000 on or after January 1, 2006, and (iii) 100,000 on or after January 1, 2007. Options to subscribe for 1,500,000 shares were granted to Mr. Lo on May 22, 2006 for a purchase price of HK$1.00, at an exercise price of HK$0.66 per share and exercisable on or before May 21, 2016 in the following manner: (i) 500,000 on or after May 22, 2007, (ii) 500,000 on or after May 22, 2008; and (iii) 500,000 on or after May 22, 2009.

(9)

Options to subscribe for 1,000,000 shares were granted to Mr. Yeung on October 3, 2005 for a purchase price of HK$1.00, at an exercise price of HK$0.81 per share and exercisable from October 1, 2006 to September 30, 2015. Options to subscribe for 3,000,000 shares were granted to Mr. Yeung on May 22, 2006 for a purchase price of HK$1.00, at an exercise price of

HK$0.66 per share and exercisable on or before May 21, 2016 in the following manner: (i) 1,000,000 on or after May 22, 2007, (ii) 1,000,000 on or after May 22, 2008; and (iii) 1,000,000 on or after May 22, 2009. On November 22, 2007, Mr. Yeung exercised options to acquire 2,000,000 shares for a total amount of consideration of HK$1,470,000.

(10)

Options to subscribe for 1,000,000 shares were granted to Mr. Chang on July 3, 2006 for a purchase price of HK$1.00, at an exercise price of HK$0.68 per share and exercisable on or before July 2, 2016 in the following manner: (i) 300,000 on or after July 3, 2007, (ii) 300,000 on or after July 3, 2008; and (iii) 400,000 on or after July 3, 2009. On July 9, 2007, Mr. Chang exercised options to acquire 300,000 shares for a total amount of consideration of HK$204,000.

(11)	Beneficial ownership is determined in accordance with the rules of the SEC.

All shareholders own ordinary shares and enjoy the same voting rights with respect to each share.

Share Option Schemes

We adopted a second share option scheme, which we refer to as the 2002 Scheme, on December 23, 2002 and terminated the share option scheme adopted and in effect since July 12, 1997, which we refer to as the 1997 Scheme. Upon termination of the 1997 Scheme, no further options can be granted under the 1997 Scheme. Options granted under the 1997 Scheme that are not exercised have lapsed automatically on July 12, 2007. Under the terms of the 2002 Scheme, our board of directors or the Board, may, in its discretion from time to time, and subject to such conditions as the Board may determine, within ten years beginning on December 23, 2002, grant any employee or executive or officer of the Company or any of its subsidiaries (including executive, non-executive and independent non-executive directors of each of the abovementioned companies) and any suppliers or professional advisers who will or have provided services to the Company and/or its subsidiaries to subscribe for our ordinary shares.

The maximum number of ordinary shares which may be issued upon exercise of all options to be granted under our 2002 Scheme and any of our other share option scheme(s) must not exceed 10% of the ordinary shares in issue as of the date of approval or adoption of the scheme by the shareholders which was December 23, 2002 for the 2002 Scheme. Ordinary shares which would have been issuable pursuant to options which have lapsed in accordance with the terms of such share option schemes will not be counted for the purpose of the 10% limit. Such limit may be refreshed upon approval by shareholders and compliance with all requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, which we refer to as the Listing Rules. Pursuant thereto, such limit was refreshed with the approval of our shareholders in our annual general meeting held on December 24, 2007 up to a maximum limit equal to 10% of our total number of issued shares as at December 24, 2007. Notwithstanding the foregoing, the number of ordinary shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under our 2002 Scheme and any of our other share option scheme(s) at any time shall not exceed 30% of the total number of ordinary shares in issue from time to time.

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

The subscription price for an ordinary share payable by a participant upon the exercise of any option granted under the 2002 Scheme will be determined by the Board in its absolute discretion, except that such price will not be less than the highest of (a) the closing price of the ordinary shares as stated in The Stock Exchange of Hong Kong Limited’s daily quotations sheet on the date of grant, which must be a business day; (b) the average of the closing prices of the ordinary shares as stated in The Stock Exchange of Hong Kong Limited’s daily quotations sheets for the 5 business days immediately preceding the date of grant; and (c) the nominal value of an ordinary share.

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

The period during which an option may be exercised will be determined by the Board in its absolute discretion, except that no option may be exercised later than ten years from the date of grant. No option may be granted more than ten years after December 23, 2002. Subject to our earlier termination, the 2002 Scheme shall be valid and effective for a period of ten years after the date of adoption, that is, until December 23, 2012. In addition and to the extent not already exercised, an option will automatically lapse and not be exercisable upon the occurrence of any of the following events:

(i)	the expiry date relevant to that option;

(ii)	one month following the date a grantee ceases to be an eligible participant for any reason other than death or termination of his relationship with us (or the relevant subsidiary, as the case may be) on any of the grounds specified in (vii) below;

(iii)	12 months, or such longer period as the Board may determine, following the death of a grantee whose relationship with us (or the relevant subsidiary, as the case may be) would not have been terminated on any of the grounds specified in (vii) below;

(iv)	21 days following the date an effective resolution is passed for our voluntary winding-up;

(v)	subject to (iv) above, the date of commencement of such winding-up;

(vi)	the date on which any compromise or arrangement between us and our members or creditors in connection with a scheme for our reconstruction or our amalgamation with any other company or companies becomes effective;

(vii)	the date on which the grantee ceases to be an eligible participant by reason of the termination of his or her relationship with us or the relevant subsidiary on any one or more of the grounds of serious misconduct or breach, bankruptcy, insolvency, composition with his or her creditors or conviction of any criminal offence involving his or her integrity or honesty or, in the case of a grantee-employee and if so determined by the Board, on any other common law, statutory or contractual ground on which an employer would be entitled to terminate such grantee’s employment;

(viii)	14 days following the date a general offer (which has been made to shareholders by way of take-over offer, share repurchase offer or scheme of arrangement or otherwise in like manner) becomes, or is declared unconstitutional; and

(ix)	the date on which we cancel the options by reason that the grantee in any way sells, transfers, charges, mortgages, encumbers or creates any interest in favor of any third party over or in relation to any of his or her options or attempt to do so.

As of January 21, 2008, a total number of 72,280,000 options were granted, 12,625,000 options were exercised, 8,020,000 options were lapsed and 51,635,000 options remain outstanding and unexercised. In our annual general meeting held on December 24, 2007, our shareholders approved the refreshment of the 2002 Scheme limit, i.e. 62,704,840 shares representing 10% of the issued share capital of the Company as at December 24, 2007. A total number of 62,704,840 options is available for issue as of January 21, 2008.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth certain information regarding ownership of our ordinary shares as of January 21, 2008 by all persons who are known to us to own beneficially 5% or more of our ordinary shares.

Title of Class	Identity of Person or Group	Beneficially Owned(6)		Percentages of Shares Beneficially Owned (%)(1)
Ordinary Shares	Wong Wai Kay, Ricky	318,771,261	(2)	50.82
Ordinary Shares	Cheung Chi Kin, Paul	352,792,737	(3)	56.25
Ordinary Shares	Top Group International Ltd.	318,516,999		50.78
Ordinary Shares	Leung Ka Pak	318,516,999	(4)	50.78
Ordinary Shares	Yau Ming Yan, Andrew	318,516,999	(4)	50.78
Ordinary Shares	EK Investment Management Limited	55,542,000	(5)	8.86

(1)	Percentage ownership is based on 627,218,404 shares issued as of January 21, 2008.
(2)	Of the 318,771,261 shares, 318,516,999 shares are beneficially owned through Mr. Wong’s 42.12 % interest in Top Group and 254,262 shares are owned directly by him.

(3)

Of the 352,792,737 shares, 318,516,999 shares are beneficially owned through Mr. Cheung’s 27.062% interest in Top Group, 10,508,000 shares are owned directly by Mr. Cheung and 23,767,738 shares are beneficially owned through Mr. Cheung’s 50% interest in Worship Limited.

(4)	The 318,516,999 shares are beneficially owned through Mr. Leung’s 21% and Mr. Yau’s 9.8% interest in Top Group.
(5)	The 55,542,000 shares owned by EK Investment Management Limited is the number of shares as notified to us by EK Investment Management Limited as of December 18, 2007.
(6)	Beneficial ownership is determined in accordance with the rules of the SEC.

As of January 21, 2008, there were 11 registered holders of 2,586,127 American Depositary Shares in the United States, consisting of 8.25 % of our outstanding shares.

All shareholders own ordinary shares and enjoy the same voting rights with respect to each share.

Top Group International Ltd. is a holding company incorporated in British Virgin Islands with no active operations. Top Group has two directors, Mr. Wong Wai Kay, Ricky and Mr. Cheung Chi Kin, Paul, who are our chairman and chief executive officer respectively. They are two of shareholders of Top Group. Mr. Leung Ka Pak and Mr. Yau Ming Yan, Andrew are the two other shareholders of Top Group.

Mr. Leung Ka Pak was a director and the president of all subsidiaries in Canada other than City Telecom (Canada) Inc.. He resigned as a director and president in October 2005. After Mr. Leung resigned, Mr. Yau Ming Yan, Andrew was a director and the president of all our subsidiaries in Canada other than City Telecom (Canada) Inc.. He resigned as a director and president in July 2006.

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

Contracts with Our Directors and Senior Management

All of our directors and senior management have employment service agreements with us. Certain of our directors and senior management receive housing allowances, pensions and bonuses. In addition, some of our directors are also senior management of City Telecom and these persons may also have the ability to make significant business decisions effecting our operations. See Item 6 “Directors and Senior Management” of this annual report for details concerning these arrangements.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

See pages F-1 – F-90 following Item 19.

Legal and Regulatory Proceedings

We are currently involved in two material legal or regulatory proceedings. They are described below:

People’s Telecom. In March 2004, our wholly owned subsidiary, Hong Kong Broadband Network Limited (“HKBN”) requested the Telecommunications Authority to make a determination, pursuant to section 36A of the Telecommunications Ordinance (Cap 106), in respect of the level of fixed-mobile interconnection charge (“FMIC”) to be paid by China Resources Peoples Telephone Company Limited (“Peoples”) and the effective date of such charges. This FMIC is paid by a mobile network operator to the interconnecting fixed network operator for telephony traffic both from a fixed line to a mobile phone and from a mobile phone to a fixed line. In May 2004, the Telecommunications Authority confirmed to Peoples and HKBN that mobile operators (in this case Peoples) should pay interconnection charges to fixed network operators (in this case HKBN) in accordance with the existing charging principles stated clearly in the relevant Statements issued by the Telecommunications Authority, particular in Statements No. 5 & 7. In August 2004, the Telecommunications Authority agreed to commence a determination regarding the level and effective date of FMIC payable to HKBN by Peoples. In March 2006, the Telecommunications Authority issued a preliminary analysis and requested comments from HKBN. HKBN submitted its response to the Telecommunications Authority in July 2006 and September 2006 respectively. Finally, in June 2007, the Telecommunications Authority made a determination on the level of FMIC payable by Peoples to HKBN for the period from April 2002 to August 2004.

PCCW case On December 24, 2007, PCCW IMS Limited filed a Writ together with an Endorsement of Claim with the High Court of Hong Kong, alleging a claim against the Company in respect of an advertisement published by the Company on December 19, 2007, seeking damages of no less than HK$1,000,000 and an injunction preventing further publication of the advertisement, based on defamation and malicious falsehood. The Company is now waiting for the detailed Statement of Claim to be filed by PCCW IMS Limited and shall contest this claim accordingly.

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

For fiscal 2007, an interim dividend was declared and paid of HK4 cents per ordinary share totaling of HK$24,635,000. A final dividend of HK4 cents per ordinary share together with a script alternative was proposed on November 22, 2007, which was subsequently approved by shareholders in the annual general meeting held on December 24, 2007.

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

The price of our ordinary shares on the SEHK as of its close of trading on January 21, 2008 was HK$1.92 per share. The table below shows the high and low closing prices of the shares on the SEHK since listing.

	Price
	High	Low
	(In HK$)
2003	3.375	1.320
2004	2.975	1.310
2005	1.530	0.550
2006	0.830	0.570
2007	3.670	0.830

2006
January to March	0.770	0.570
April to June	0.820	0.600
July to September	0.710	0.630
October to December	0.830	0.600

2007
January to March	1.560	0.830
April to June	2.200	1.250
July to September	2.120	1.780
October to December	3.670	1.930

2007
August	2.000	1.780
September	2.020	1.900
October	3.670	1.960
November	3.140	1.930
December	2.450	2.060

2008
January (through January 21, 2008)	2.170	2.100

The price of our American depositary shares on Nasdaq as of its close of trading on January 18, 2008 was US$4.70 per American depositary share. The table below shows the high and low closing prices of the American depositary shares on Nasdaq since listing.

	Price
	High	Low
	(In HK$)
2003	9.550	3.100
2004	7.720	3.320
2005	3.980	1.370
2006	2.009	1.380
2007	10.750	2.010

2006
January to March	1.900	1.440
April to June	1.970	1.380
July to September	1.760	1.540
October to December	2.009	1.400

2007
January to March	4.350	2.010
April to June	5.830	3.100
July to September	5.600	4.050
October to December	10.750	4.830

2007
August	5.020	4.050
September	5.140	4.750
October	10.750	4.830
November	7.530	4.950
December	6.470	5.240

2008
January (through January 18, 2008)	5.580	4.690

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

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable

B. Memorandum and Articles of Association

Described below is a summary of certain provisions of our existing Memorandum and Articles of Association (the “Articles”) and, where relevant, the Companies Ordinance (Chapter 32 of the laws of Hong Kong) (the “Companies Ordinance”). As this is a summary, it does not contain all the information that may be important to you. You should therefore read our complete Articles if you would like additional information, which were filed with the U.S. Securities and Exchange Commission as an exhibit 1 to the annual report on Form 20-F for fiscal 2005 and is incorporated by reference herein.

General

City Telecom was incorporated in Hong Kong on May 19, 1992 under the Companies Ordinance. Clause 3 of the Memorandum of Association states that the Company’ s objects are to carry on the business of telecommunications services in addition to various other related and unrelated business activities.

Directors’ Interests

A director shall not vote on, or be counted in the quorum in relation to, any resolution of our board of directors in respect of any contract in which the director or any of his associate(s) (within the meaning of the Listing Rules) has a material interest. This prohibition shall not apply to the following:

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

Unless the relevant provisions of the Companies Ordinance require otherwise, our board of directors may pay such interim dividends as appears to them to be justified by our financial position and pay any dividend payable at a fixed rate at intervals decided upon by our board of directors, whenever our financial position, if the board of directors feels that this payment is justified.

In respect of any dividend proposed to be paid or declared by our board of directors or by us in a general meeting, our board of directors may further propose and announce prior to or at the same time as the payment or declaration of such dividend either that:

(a)	such dividend be made in whole or in part in the form of an allotment of shares to the shareholders, credited as being fully paid up. However, all the shareholders entitled to receive these new shares will also be entitled to choose to receive the dividend (or a part of it) in cash ; or

(b)	the shareholders entitled to such dividend are entitled to elect to receive an allotment of shares, credited as fully paid up instead of the whole or that part of the cash dividend as the board of directors may decide upon.

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

Liquidation

If the Company commences liquidation, the liquidator may, with the sanction of a special resolution of the Company and any other sanction required by the Companies Ordinance:

(a)	divide among the shareholders the whole or any part of the assets of the Company and set such value as the liquidator deems fair upon any property to be divided and determine how the division shall be carried out between the shareholders; or

(b)	vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as the liquidator shall think fit,

but no shareholder shall be compelled to accept any shares or other assets upon which there is any liability.

Annual and Extraordinary General Meeting of Shareholders

The Companies Ordinance requires our board of directors to hold an annual general meeting of our shareholders once every calendar year and not more than 15 months after our previous annual general meeting. The annual general meeting and any other general meeting of our shareholders held for the passing of a special resolution (being a resolution passed by a majority of not less than 75% of those shareholders who attend and vote at a meeting of shareholders) should be convened by not less than 21 clear days’ notice in writing. The notice shall specify the place, date and time of meeting and the general nature of the business to be transacted. An annual general meeting may be called by less than 21 clear days’ notice if it is agreed by all shareholders entitled to attend and vote at the meeting. The business of the annual general meeting will include:

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

Our board of directors may convene an extraordinary general meeting (which is any general meeting of the shareholders other than the yearly annual general meeting) whenever it thinks fit and must do so upon the request in writing of shareholders holding not less than one-twentieth of our paid-up capital carrying the right to vote at the general meeting. All extraordinary general meetings (other than those convened for the passing of a special resolution referred to above) should be convened by not less than 14 clear days’ notice in writing. Extraordinary general meetings may be called by less than 14 clear days’ notice by a majority in number of the shareholders having the right to attend and vote at the meeting, being a majority together holding not less than 95% in nominal value of the shares giving that right.

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

The Nasdaq marketplace rules also provide that a foreign private issuer such as the Company may be granted an exemption from such requirements if it follows the practice of its home country.

Restrictions on Ownership of Shares

There are no restrictions, either pursuant to our Articles, or pursuant to the laws of Hong Kong, on the rights of non-residents of Hong Kong or foreign persons to hold or exercise voting rights with respect to our ordinary shares.

Voting Rights

Any business to be transacted by the shareholders in a general meeting requires the passing of either an ordinary or a special resolution at such meeting. Generally, resolutions of the shareholders are passed by ordinary resolution. However, the Companies Ordinance and our Articles provide that certain matters may only be passed as special resolutions.

Unless any shares have special terms as to voting, on a show of hands every shareholder who is present in person at a general meeting, shall have one vote and on a poll every shareholder member who is present in person or by proxy shall have one vote for every share of which he is the holder. Our Articles set out the circumstances in which a poll can be demanded.

Any shareholder that is a recognized clearing house within the meaning of the Securities and Futures Ordinance of Hong Kong may authorize such person or persons as it thinks fit to act as its representative (or representatives) at any general meeting or at any separate meeting of any class of shareholders (if relevant). However, if more than one person is authorized, the authorization must specify the number and class of shares in respect of which each person is in fact authorized. The authorized person will be entitled to exercise the same power on behalf of the recognized clearing house as that clearing house (or its nominees) could exercise if it were an individual shareholder of the Company.

Issue of Shares

Under the Companies Ordinance, our board of directors may, without the prior approval of the shareholders, offer to issue new shares to existing shareholders in proportion to their current shareholdings. Our board of directors may not issue new shares in any other way without the prior approval of the shareholders in a general meeting. Any such approval given in a general meeting shall continue in force until the earlier of: (1) the conclusion of the next annual general meeting; or (2) the expiration of the period within which the next annual general meeting is required by law to be held; or (3) when revoked or varied by an ordinary resolution of the shareholders in a general meeting. If such approval is given, subject to the Listing Rules, our unissued shares shall be at the disposal of our board of directors, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration and upon such terms and conditions as the directors may decide.

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

If our board of directors declines to register a transfer of any share, it shall, within two months after the date on which the instrument of transfer was lodged, send to the buyer notice of the refusal.

Shareholders

In accordance with our Articles, only persons who are registered in our register of members are recognized by us as shareholders and absolute owners of the shares. The register of members may be closed by our board of directors at such times and for such periods as it may from time to time decide, but the register shall not be closed in any year for more than 30 days (excluding Sundays and public holidays).

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

Taxable gains will be subject to Hong Kong profits tax which is currently imposed on corporations at the rate of 17.5% and on unincorporated businesses or individuals at the rate of 16%.

Gains from sales of our shares, which are effected on the Hong Kong Stock Exchange, will be considered to be derived from or arising in Hong Kong. Liability to Hong Kong profits tax in respect of such gains would arise if the shares were not held as capital assets and the gains are attributable to a business, trade or profession carried out in Hong Kong.

Gains from sales of our American depositary shares will be considered to be derived from or arising in Hong Kong if the relevant purchase or sales contracts are effected in Hong Kong, and such gains will be subject to Hong Kong profits tax in the case of those persons dealing or trading in the American depositary shares as part of their trade, profession or business being carried out in Hong Kong. In any case of an exchange of any American depositary receipts evidencing American depositary shares for certificates representing shares, any gain on subsequent disposition of such shares will be the difference between the initial price of American depositary shares and the market value of such shares at the date of disposition.

Stamp duty

A sale or purchase of shares is subject to Hong Kong stamp duty which is payable by each of the seller and the purchaser in equal shares at the rate of HK$1.00 per HK$1,000 or part thereof by reference to the value of the consideration paid or the market value of the shares on the Hong Kong Stock Exchange or otherwise on the date the contract note for the sale or purchase is executed, whichever is greater. If, in the case of a sale or purchase of the shares by a person who is not resident in Hong Kong, the stamp duty on either or both of the contract notes is not paid, the transferee will be liable to pay stamp duty on the instrument of transfer in an amount equal to the unpaid duty. If the stamp duty is not paid on or before the due date, a penalty of up to ten times the duty payable may be imposed. In addition, a fixed duty of HK$5.00 is currently payable on any instrument of transfer of shares.

In addition to the depositary’s charges, if any, the withdrawal of the shares upon the surrender of American depositary receipts evidencing American depositary shares, and the issuance of American depositary receipts evidencing American depositary shares upon the deposit of the shares, will be subject to Hong Kong stamp duty at the rate described above for sale and purchase transactions, unless the withdrawal or deposit does not result in change in the beneficial ownership of the shares under Hong Kong law. Investors are not liable for stamp duty on the issuance of the American depositary shares upon the initial deposit of shares issued directly to the depositary or for the account of the depositary. No Hong Kong stamp duty is payable upon the transfer of American depositary receipts evidencing our American depositary shares if such American depositary receipts are not maintained on a register in Hong Kong.

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

Under current law, “qualified dividend income” received by an individual after December 31, 2002 and before January 1, 2011 is subject to United States federal income tax rates lower than those applicable to ordinary income. The top federal income tax rate on such qualifying dividends received by an individual is 15%, or 5% for those individuals whose incomes fall in the 10- or 15- percent brackets. Based upon our existing and anticipated future operations and current assets, we believe that we are a “qualified foreign corporation” and that our dividends paid to U.S. Holders who are individuals will be eligible to be treated as “qualified dividend income”, provided that such Holders satisfy applicable holding period requirements with respect to the American depositary shares and other application requirements. Dividends paid by foreign corporations that are classified as PFICs are not “qualified dividend income”. See “PFIC Considerations” below.

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

As of August 31, 2007, we had the following significant foreign currencies denominated account balances:

As of August 31, 2007
(Thousands of HK$)
Cash and bank balances:
Denominated in U.S. dollars	165,226
Denominated in Chinese renminbi	9,136
Denominated in Canadian dollars	5,981
Long-term bank deposits:
Denominated in U.S. dollars	14,415
Other investments:
Denominated in U.S. dollars	28,577

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

We also incur expenses denominated in Renminbi, the official currency of the People’s Republic of China, in connection with our Guangzhou call centre. These include the salaries that we pay to our personnel as various operating expenses that we incur to maintain our operations. As a result, we are exposed to a certain amount of foreign exchange risk based on fluctuations between the Hong Kong dollar and the Renminbi. If the Renminbi appreciates against the Hong Kong dollar, the amount of Hong Kong dollars we would be required to spend to maintain our call center would increase. Therefore, in order to limit our foreign currency risk exposure on the Renminbi, we maintain Renminbi cash balance that approximates three months’ operating cash flow.

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

In prior years, no recognition of such instrument is required under HKFRS. However, with effect from September 1, 2005, such interest rate swap instrument must be recorded at fair value, which we determined to be approximately HK$1.8 million as of August 31, 2006 and HK$1.0 million as of August 31, 2007. Under U.S. GAAP reporting, such interest rate swap instrument is and has been recorded at fair value. As of August 31, 2007, the interest rate swap agreement remains outstanding following the full repayment of our loan facility with HSBC. On January 24, 2008, the interest rate swap agreement has been unwound.

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

•

Disclosure Controls and Procedures. We asked our legal advisor to enhance the system of disclosure controls and procedures within City Telecom. To accomplish this goal, our legal advisor worked with selected executives to educate them on the requirements of Form 6-K and Form 20-F and the obligations to disclose to investors and the SEC material developments that may have an impact on City Telecom or its share capital and engaged in similar discussions about these requirements with our directors and executive officers. As a result, a new process for information management has been established so that any information required to be disclosed will be recorded, processed, summarized and reported in a timely fashion and that the information will be accumulated and communicated to our management to allow timely decisions regarding required disclosure. Under the new process, the Legal Department will take responsibility for identifying these material developments and determining whether to involve our legal advisor.

•

Board Committees. We adopted amendments to our Audit Committee Charter and Terms of Reference of Remuneration Committee, to provide more detailed operational, financial and management control procedures and guidelines.

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors established an Audit Committee to ensure the impartial supervision of our accounting and business operations. The Audit Committee is comprised of three independent non-executive directors, namely, Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Tun Lu Jefferson. Mr. Peh was appointed to the Audit Committee on September 1, 2004 and is a “financial expert” within the meaning of, and as required by, the U.S. Sarbanes-Oxley Act of 2002.

ITEM 16B. CODE OF ETHICS

All of our employees, officers and directors are bound by our code of business ethics and conduct. We adopted our code of ethics and modified it following the passage of, and to comply with, the U.S. Sarbanes Oxley Act of 2002. Copies of our code of ethics are available for viewing on our website at www.ctigroup.com.hk and free of charge upon request made to our company secretary. We have not made any amendment to our code of ethics since our most recently completed fiscal year. We have never granted a waiver for non-compliance with the policies and procedures set forth in the code of ethics for any employee of our company or any of our subsidiaries.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

With effect from May 13, 2005, PricewaterhouseCoopers, or PwC, tendered its resignation. KPMG was appointed as our independent auditor to fill the casual vacancy caused by the resignation of PwC until the conclusion of the annual general meeting held on December 29, 2005. A resolution was passed in the annual general meeting to reappoint KPMG as our auditor. The fees for the professional services rendered by KPMG in fiscal 2006 and in fiscal 2007, are set forth in the table below.

For KPMG

Nature of the service	2006	2007
	(HK$ million)	(HK$ million)
Audit fees	1.8	2.2
Audit-related fees	0.3	0.4
All other fees	0.7	—

Total	2.8	2.6

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

Pre-approval Polices

The engagement of PwC and KPMG and the services provided pursuant to such engagement were approved by our audit committee in accordance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X. The fees for all such services have been pre-approved by our audit committee. Our audit committee has satisfied itself that the provision of the above-stated non-audit services has not impaired the independence of KPMG.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

By way of a general mandate granted to our directors, the maximum aggregate nominal amount of shares that may be purchased pursuant to a mandate corresponds to 10% of the aggregate nominal amount of our issued share capital at the date the mandate was granted. In fiscal 2007, no shares were purchased under the mandate then in force.

PART III

ITEM 17. FINANCIAL STATEMENTS

City Telecom has selected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18. FINANCIAL STATEMENTS

See pages F-1 to F-88 following Item 19.

ITEM 19. EXHIBITS

(a)	Exhibit 12.1 – Section 302 Certifications of the Chairman.

(b)	Exhibit 12.2 – Section 302 Certifications of the Chief Financial Officer.

(c)	Exhibit 13 – Section 906 Certification of Chairman and Chief Financial Officer.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

City Telecom (H.K.) Limited

We have audited the accompanying consolidated balance sheets of City Telecom (H.K.) Limited and its subsidiaries (collectively referred to as the “Group”) as of August 31, 2006 and 2007, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended August 31, 2007. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of City Telecom (H.K.) Limited and its subsidiaries as of August 31, 2006 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended August 31, 2007, in conformity with Hong Kong Financial Reporting Standards.

Hong Kong Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 29 to the consolidated financial statements.

/s/ KPMG

Hong Kong, China

November 22, 2007, except as to note 30 which is as of January 22, 2008

City Telecom (H.K.) Limited

Consolidated financial statements for the year ended August 31, 2007

City Telecom (H.K.) Limited and its subsidiaries

Consolidated statements of operations

(Amounts in thousands except per share data)

		Year ended August 31,
	Note	2005	2006	2007
		HK$	HK$	HK$
Revenue		1,162,059	1,134,876	1,141,270

Operating expenses

Network costs	3	(339,402)	(300,593)	(214,591)
Salaries and related costs		(259,392)	(256,721)	(221,102)
Sales and marketing expenses		(267,983)	(204,952)	(203,673)
General and administrative expenses		(395,211)	(440,672)	(402,760)
Provision for doubtful accounts		(35,445)	(17,450)	(6,569)

(Loss)/income from operations		(135,374)	(85,512)	92,575

Interest income		13,578	20,378	22,671
Interest expense	4	(54,462)	(88,637)	(87,504)
Other income, net	4	6,037	4,465	3,149

(Loss)/income before taxation	4	(170,221)	(149,306)	30,891
Income tax credit/(expense)	5	6,725	7,244	(2,026)

Net (loss)/income		(163,496)	(142,062)	28,865

(Loss)/Earnings per share
Basic	6	(26.6) cents	(23.1) cents	4.7 cents

Diluted	6	(26.6)cents	(23.1)cents	4.6 cents

The accompany notes are an integral part of these consolidated financial statements.

City Telecom (H.K.) Limited

Consolidated financial statements for the year ended August 31, 2007

City Telecom (H.K.) Limited and its subsidiaries

Consolidated balance sheets

(Amounts in thousands except number of shares and per share amounts)

		August 31,
	Note	2006	2007
		HK$	HK$
ASSETS

Current assets

Cash and bank balances	19	144,917	532,894
Term bank deposits	19	237,496	—
Pledged bank deposits	15	87,022	87,220
Investment securities		—	3,779
Trade receivables, net	7(a)	140,598	170,551
Other receivables, deposits and prepayments	7(b)	77,583	59,372
Inventories		856	477
Deferred expenditure	12	10,808	13,584
Income tax receivable		347	—

Total current assets		699,627	867,877

Goodwill	8	1,066	1,066
Fixed assets, net	9	1,367,234	1,237,223
Investment securities	16	40,274	39,213
Derivative financial instrument	17	1,845	1,039
Long term receivables and prepayment		12,532	6,932
Deferred expenditure	12	1,637	7,783

Total assets		2,124,215	2,161,133

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities

Trade payables		86,385	76,019
Deposits received		16,230	16,188
Current portion of deferred services income		33,743	64,202
Other payables and accrued charges	10	143,486	145,267
Income tax payable		1,964	1,481
Current portion of obligations under finance leases	13	1,297	835

Total current liabilities		283,105	303,992

Long-term liabilities

Deferred taxation	11	353	291
Long-term debt and other liabilities	13	949,103	952,968

Total liabilities		1,232,561	1,257,251

City Telecom (H.K.) Limited

Consolidated financial statements for the year ended August 31, 2007

City Telecom (H.K.) Limited and its subsidiaries

Consolidated balance sheets (continued)

(Amounts in thousands except number of shares and per share amounts)

		August 31,
	Note	2006	2007
		HK$	HK$
Commitments and contingencies	14

Shareholders’ equity

Ordinary shares, par value HK$0.10 per share
- 2,000,000,000 shares authorised
- 614,175,404 and 616,503,404 shares issued and outstanding at August 31, 2006 and 2007, respectively	18	61,417	61,650
Share premium		620,298	622,433
Retained profits		196,289	200,519
Capital reserve		12,993	18,109
Translation reserve		657	1,171

Total shareholders’ equity		891,654	903,882

Total liabilities and shareholders’ equity		2,124,215	2,161,133

The accompany notes are an integral part of these consolidated financial statements.

City Telecom (H.K.) Limited

Consolidated financial statements for the year ended August 31, 2007

City Telecom (H.K.) Limited and its subsidiaries

Consolidated statements of changes in shareholders’ equity

(Amounts in thousands)

		Year ended August 31,
	Note	2005	2006	2007
		HK$	HK$	HK$
Total equity as at beginning of the year

As previously reported		1,175,698	1,020,454	891,654
Adjustment arising from adoption of HKAS 39	18(a)	—	6,609	—

After opening balance adjustment		1,175,698	1,027,063	891,654

Net (loss)/gain recognized directly in equity:

Foreign currency translation adjustment		(143)	(183)	514

(Loss)/profit attributable to shareholders		(163,496)	(142,062)	28,865

2007 interim dividends declared and paid		—	—	(24,635)

Movements in equity arising from capital transactions:

Equity settled share-based compensation		6,965	6,823	5,727
Shares issued upon exercise of options and warrant		1,430	13	1,757

Total equity as at the end of the year	18	1,020,454	891,654	903,882

The accompany notes are an integral part of these consolidated financial statements.

City Telecom (H.K.) Limited

Consolidated financial statements for the year ended August 31, 2007

City Telecom (H.K.) Limited and its subsidiaries

Consolidated statements of cash flows

(Amounts in thousands)

		Year ended August 31,
	Note	2005	2006	2007
		HK$	HK$	HK$
Cash flows from operating activities

(Loss)/income before taxation		(170,221)	(149,306)	30,891

Adjustments to reconcile

(Loss)/income before taxation to net cash inflow from operating activities:

-Amortization of goodwill		1,065	—	—
-Depreciation of purchased fixed assets		236,269	275,538	257,052
-Depreciation of fixed assets held under finance leases		380	926	1,051
-Impairment loss on investment property		—	1,131	—
-Amortization of deferred expenditure		12,927	13,973	15,580
-Interest income		(13,578)	(20,378)	(22,671)
-Interest expense		374	—	—
-Interest element of finance leases		23	54	62
-(Gain)/loss on disposal of fixed assets		(134)	9,621	1,714
-Unrealized loss on investment securities		(300)	(668)	(1,887)
-Interest, amortisation and exchange difference on senior notes		54,065	86,664	89,879
-Other borrowing costs		—	1,919	(739)
-Equity settled share-based compensation		6,965	6,823	5,727
-Realized and unrealized loss on derivative financial instruments		—	125	806
-(Increase)/decrease in long-term receivable and prepayment		(6,893)	567	5,600

City Telecom (H.K.) Limited

Consolidated financial statements for the year ended August 31, 2007

City Telecom (H.K.) Limited and its subsidiaries

Consolidated statements of cash flows (continued)

(Amounts in thousands)

		Year ended August 31,
	Note	2005	2006	2007
		HK$	HK$	HK$
Cash flows from operating activities (continued)

Adjustments to reconcile (continued)

Changes in operating assets and liabilities:

- Increase in trade receivables, other receivables, deposits and prepayments		(29,890)	(9,413)	(11,742)
- (Increase)/decrease in inventories		(1,957)	1,101	379
- Increase in deferred expenditure		(12,495)	(5,287)	(24,502)
- Increase/(decrease) in trade payables, other payables, accrued charges, and deposits received		5,258	(23,652)	8,573
- (Decrease)/increase in deferred service income		(2,685)	(3,001)	30,459

Net cash inflow generated from operations		79,173	186,737	386,232

Interest paid		(374)	—	—
Interest element of finance leases		(23)	(54)	(62)
Hong Kong profits tax paid		(805)	(961)	(263)
Overseas tax paid		(588)	(1,571)	(1,908)

Net cash inflow from operating activities		77,383	184,151	383,999

Investing activities

(Increase)/decrease in pledged bank deposits		(63,642)	3,425	(198)
(Increase)/decrease in term bank deposits		(92,850)	(144,646)	237,496
Purchases of fixed assets		(415,494)	(382,214)	(149,300)
Interest received		13,578	20,378	22,671
Proceeds from disposal of fixed assets		968	5,676	3,384
Net proceeds from maturity of derivative financial instruments		—	4,639	—

Net cash (outflow)/inflow from investing activities		(557,440)	(492,742)	114,053

Net cash (outflow)/inflow before financing activities		(480,057)	(308,591)	498,052

City Telecom (H.K.) Limited

Consolidated financial statements for the year ended August 31, 2007

City Telecom (H.K.) Limited and its subsidiaries

Consolidated statements of cash flows (continued)

(Amounts in thousands)

		Year ended August 31,
	Note	2005	2006	2007
		HK$	HK$	HK$
Financing activities

Proceeds from exercise of share options and warrants		1,430	13	1,757
Net proceeds from issuance of senior notes		943,655	—	—
Interest paid on senior notes		(52,372)	(85,235)	(85,313)
Proceeds from bank loan		100,000	—	—
Repayment of bank loan		(200,000)	—	—
Repayment of capital element of finance Leases		(497)	(1,210)	(1,321)
Dividends paid		—	—	(24,627)

Net cash inflow/(outflow) from financing Activities		792,216	(86,432)	(109,504)

Increase/(decrease) in cash and bank balances		312,159	(395,023)	388,548

Cash and bank balances at the beginning of year		228,347	539,591	144,917

Effect of foreign exchange rate changes on cash and bank balances		(915)	349	(571)

Cash and bank balances at the end of year	19	539,591	144,917	532,894

The accompany notes are an integral part of these consolidated financial statements.

City Telecom (H.K.) Limited

Consolidated financial statements for the year ended August 31, 2007

1	Description of business and basis of presentation

City Telecom (H.K.) Limited (the “Company”) was incorporated in Hong Kong on May 19, 1992 under the Hong Kong Companies Ordinance. City Telecom (H.K.) Limited and its subsidiaries (collectively referred to as the “Group”) are engaged in the provision of international telecommunications services and fixed telecommunications network services to customers in Hong Kong and Canada.

The following is a list of principal subsidiaries which principally affect the results, assets or liabilities of the Group as at August 31, 2007:

			Percentage holding
Name	Place and date of establishment/ operation	Issued capital	Directly	Indirectly	Nature of business
963673 Ontario Limited	Canada November 12, 1991	Common Canadian dollar (“CAD”) 502,000	—	100	Investment holding in Canada

Attitude Holdings Limited	British Virgin Islands November 3, 1997	Ordinary US$1	—	100	Inactive

Automedia Holdings Limited	British Virgin Islands January 23, 2001	Ordinary US$1	100	—	Investment holding in Hong Kong

City Telecom (B.C.) Inc.	Canada February 25, 1992	Common CAD501,000	—	100	Provision of international telecommunications and dial-up Internet access services in Canada

City Telecom (Canada) Inc.	Canada October 6, 1997	Common CAD100	—	100	Leasing and maintenance of switching equipment and provision of operational services in Canada

City Telecom (H.K.) Limited

Consolidated financial statements for the year ended August 31, 2007

1	Description of business and basis of presentation (continued)

	Place and date of establishment/ operation		Percentage holding		Nature of business
Name		Issued capital	Directly	Indirectly
City Telecom Inc.	Canada September 19, 1991	Common CAD1,000	—	100	Provision of international telecommunications and dial-up Internet access services in Canada
City Telecom International Limited	British Virgin Islands May 8, 1997	Ordinary US$5,294	100	—	Investment holding in Hong Kong
City Telecom (U.S.A.) Inc.	USA May 5, 1997	Common US$1	—	100	Inactive
Credibility Holdings Limited	British Virgin Islands December 18, 1998	Ordinary US$1	100	—	Investment holding in Hong Kong
CTI Guangzhou Customer Service Co. Ltd (translated from the registered name in Chinese)	The People’s Republic of China (“the PRC”) April 29, 2002	Paid in capital of HK$8,000,000	100	—	Provision of administrative support services in the PRC
CTI International Limited	Hong Kong August 23, 1999	Ordinary HK$10,000,000	—	100	Inactive
CTI Marketing Company Limited	Hong Kong August 23, 1999	Ordinary HK$10,000	—	100	Provision of media marketing services in Hong Kong
Golden Trinity Holdings Limited	British Virgin Islands June 11, 1997	Ordinary US$1	100	—	Investment holding in Hong Kong

City Telecom (H.K.) Limited

Consolidated financial statements for the year ended August 31, 2007

1	Description of business and basis of presentation (continued)

	Place and date of establishment/ operation		Percentage holding		Nature of business
Name		Issued capital	Directly	Indirectly
Hong Kong Broadband Network Limited	Hong Kong August 23, 1999	Ordinary HK$383,049	—	100	Provision of international telecommunications and fixed telecommunications network services in Hong Kong
IDD 1600 Company Limited	Hong Kong November 4, 1998	Ordinary HK$2	—	100	Provision of international telecommunications services in Hong Kong
Global Courier Company Limited (formerly known as iStore.com Limited)	Hong Kong September 17, 1999	Ordinary HK$10,000	—	100	Inactive
SGBN Singapore Broadband Network Pte. Limited	Singapore March 29, 2007	Ordinary Singapore dollar 1	100	—	Inactive

2	Basis of preparation and principal accounting policies

(a)	Statement of compliance

The accompanying consolidated financial statements have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (“HKFRSs”) which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), as well as accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. HKFRSs differ in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”), details of which are set out in note 29.

City Telecom (H.K.) Limited

Consolidated financial statements for the year ended August 31, 2007

2	Basis of preparation and principal accounting policies (continued)

(b)	Basis of preparation

The consolidated financial statements consist of the balance sheets of the Company and all its subsidiaries as of August 31, 2006, and 2007 and the related statements of operations, cash flows and changes in shareholders’ equity for the years ended August 31, 2005, 2006 and 2007.

The measurement basis used in the preparation of the consolidated financial statements is the historical cost basis except that certain financial assets are stated at their fair value or amortized cost as explained in the accounting policies set out below (see notes 2(j) and 2(k)).

The preparation of financial statements in conformity with HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

All amounts are expressed in Hong Kong Dollars, the functional currency of City Telecom (H.K.) Limited. Unless indicated otherwise, amounts in Hong Kong Dollars have been rounded to the nearest thousand.

(c)	Subsidiaries and controlled entities

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently exercisable are taken into account.

City Telecom (H.K.) Limited

Consolidated financial statements for the year ended August 31, 2007

2	Basis of preparation and principal accounting policies (continued)

(d)	Group accounting

(i)	Consolidation

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

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising from these transactions are dealt with in the consolidated statement of operations.

For consolidation purposes, the balance sheets of subsidiaries with functional currencies other than Hong Kong Dollars are translated at the rate of exchange ruling at the balance sheet date. Revenues and expenses are translated at the average rate prevailing during the year. The resulting exchange differences are dealt with in the consolidated statement of shareholders’ equity as translation reserves.

(e)	Goodwill

Goodwill represents the excess of the cost of a business combination or an investment in an associate or a jointly controlled entity over the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities at the acquisition date. Any excess of the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities over the cost of a business combination or an investment in an associate of a jointly controlled entity is recognized immediately in the consolidated statement of operations.

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

City Telecom (H.K.) Limited

Consolidated financial statements for the year ended August 31, 2007

2	Basis of preparation and principal accounting policies (continued)

(f)	Investment property

Investment properties are land and/or buildings held to earn rental income and/or for capital appreciation.

Investment properties are stated in the balance sheet at cost less accumulated depreciation (see note 2(g)) and impairment losses (see note 2(i)), if any. Any gain or loss arising from the retirement or disposal of an investment property is recognized in the consolidated statement of operations. Rental income from investment property is accounted for as described in note 2(t)(vi).

(g)	Fixed assets

Fixed assets are stated at cost less accumulated depreciation and impairment losses.

Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives as follows:

- Buildings and investment property situated on leasehold land	over the shorter of the unexpired term of the leases and their estimated useful lives of 50 years

- Furniture, fixtures and fittings	4 years

- Telecommunications, computer and office equipment	4 - 20 years

- Motor vehicles	4 years

- Leasehold improvements	over the shorter of the unexpired term of the leases and their estimated useful lives

Where the parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reviewed annually.

Major costs incurred in restoring fixed assets to their normal working condition are charged to the consolidated statement of operations. Major improvements are capitalized and depreciated over the expected useful lives of the related asset.

City Telecom (H.K.) Limited

Consolidated financial statements for the year ended August 31, 2007

2	Basis of preparation and principal accounting policies (continued)

(g)	Fixed assets (continued)

The gain or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognized in the consolidated statement of operations on the date of disposal.

During the year ended August 31, 2007, the Group changed the estimated useful lives of certain telecommunications equipment. The effect of such change is set out in note 9(d).

Under certain circumstances, the Group may have obligation to dismantle part of its network upon request by concerned parties. Owing to the absence of such history, no reliable estimate can be reasonably made in respect of such potential obligation.

(h)	Assets held under leases

An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made based on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.

(i)	Classification of leased assets

Assets held under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under finance leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases.

Land held for own use under an operating lease which its fair value cannot be measured separately from the fair value of a building situated thereon at the inception of the lease, is accounted for as being held under a finance lease, unless the building is also clearly held under an operating lease (see note 2(h)(iii)).

(ii)	Finance leases

Where the Group acquired the use of assets under finance leases, the amounts representing the lower of the fair value of the leased asset, or the present value of the minimum lease payments is recorded in fixed assets with the corresponding liability, net of finance charges, recorded as obligations under finance leases. Depreciation and impairment losses are accounted for in accordance with the accounting policy in note 2(g) and note 2(i). Finance charges implicit in the lease payments are charged to the consolidated statement of operations over the period of the leases so as to produce an approximate constant periodic rate of charge on the remaining balance of the obligations.

City Telecom (H.K.) Limited

Consolidated financial statements for the year ended August 31, 2007

2	Basis of preparation and principal accounting policies (continued)

(h)	Assets held under leases (continued)

(iii)	Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the lessor are accounted for as operating leases. Receipts and payments made under operating leases, net of any incentives, are credited/ charged to the consolidated statement of operations on a straight-line basis over the lease periods.

(i)	Impairment of assets

(i)	Impairment of investment securities and other receivables

Investments securities and other current and non-current receivables that are stated at cost or amortized cost are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, any impairment loss is determined and recognized as follows:

-	For investment securities carried at amortized cost, the impairment loss is measured as the difference between the asset’s carrying amount and the estimated future cash flows, discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition of the asset).

If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognized, the impairment loss is reversed through the consolidated statement of operations. A reversal of an impairment loss shall not result in the asset’s carrying amount exceeding that which would have been determined had no impairment loss been recognized in prior years.

-	For receivables that are carried at cost, the impairment loss is measured as the difference between the asset’s carrying amount and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses for receivables are reversed if in a subsequent period the amount of the impairment loss decreases.

(ii)	Impairment of other assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognized no longer exists or may have decrease:

-	fixed assets;

-	investment property; and

-	goodwill.

City Telecom (H.K.) Limited

Consolidated financial statements for the year ended August 31, 2007

2	Basis of preparation and principal accounting policies (continued)

(i)	Impairment of assets (continued)

(ii)	Impairment of other assets (continued)

If any such indication exists, the asset’s recoverable amount is estimated. In addition, for goodwill, the recoverable amount is estimated annually whether or not there is any indication of impairment.

-	Calculation of recoverable amount

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

-	Recognition of impairment losses

An impairment loss is recognized in consolidated statement of operations whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

-	Reversals of impairment losses

Except in the case of goodwill, an impairment loss is reversed if there has been a favorable change in the estimate used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

A reversal of an impairment loss is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognized in prior years. Reversals of impairment losses are credited to consolidated statement of operations in the year in which the reversals are recognized.

City Telecom (H.K.) Limited

Consolidated financial statements for the year ended August 31, 2007

2	Basis of preparation and principal accounting policies (continued)

(j)	Investment securities

The Group’s accounting policy for investments securities is as follows:

Financial assets at fair value through profit or loss comprise of financial assets held for trading and those designated as at fair value through profit or loss at inception. They are initially stated at fair value and are classified as current assets, if they are expected to be realized within 12 months. At each balance sheet date the fair value is remeasured, with any resultant gain or loss being recognized in the consolidated statement of operations. The net gain or loss recognized in the consolidated statement of operations does not include any interest earned on these investments as these are recognized in accordance with the policies set out in notes 2(t)(v).

Held-to-maturity securities are dated debt securities that the Group has the positive ability and intention to hold to maturity. They are initially recognized in the balance sheet at fair value plus transaction costs. Subsequently, they are stated in the balance sheet at amortized cost less impairment losses (see note 2(i)(i)).

Investment securities that are not classified as held for trading, financial assets at fair value through profit or loss, or held-to-maturity securities, are classified as available-for-sale securities. Available-for sale securities are initially recognized at fair value plus transaction costs. At each balance sheet date the fair value is remeasured, with any resultant gain or loss being recognized directly in equity, except for impairment losses (see note 2(i)(i)) and, in the case of monetary items such as debt securities, foreign exchange gains and losses that are recognized directly in the consolidated statement of operations. Where these investments are interest-bearing, interest calculated using the effective interest method is recognized in the consolidated statement of operations. When these investments are derecognized, the cumulative gain or loss previously recognized directly in equity is recognized in the consolidated statement of operations.

Investments are recognized on the date the Group commits to purchase the investments. Investments are derecognized when:

(i)	the contractual rights to the cash flows from the investment securities expire; or

(ii)	the Group transfers the contractual rights to receive the cash flows of the investment securities.

(k)	Derivative financial instruments

Derivative financial instruments are recognized initially at fair value. At each balance sheet date the fair value is remeasured. The gain or loss on remeasurement to fair value is charged immediately to the consolidated statement of operations, except where the derivative qualify for cash flow hedge accounting or hedge the net investment in a foreign operation, in which case recognition of any resultant gain or loss depends on the nature of the item being hedged.

City Telecom (H.K.) Limited

Consolidated financial statements for the year ended August 31, 2007

(l)	Deferred expenditure

Deferred expenditure represents customer acquisition costs incurred for successful acquisition or origination of a service subscription agreement with a customer. Such costs are deferred and amortized on a straight-line basis over the period of the underlying service subscription agreement.

City Telecom (H.K.) Limited

Consolidated financial statements for the year ended August 31, 2007

2	Basis of preparation and principal accounting policies (continued)

(m)	Accounts receivables

Trade and other receivables are initially recognized at fair value and thereafter stated at amortized cost less impairment losses for doubtful debts (see note 2(i)(i)), except where the receivables are interest-free loans made to related parties without any fixed repayment terms or the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less impairment losses for bad and doubtful debts.

(n)	Inventories

Inventories are carried at the lower of cost or net realizable value.

Cost is determined using the first in, first out method and comprises all costs of purchase.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of the inventory is recognized as an expense in the period in which the related revenue is recognized. The amount of any write-down of inventories to net realizable value is recognized as an expense in the period the write-down occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, is recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs.

For the years ended August 31, 2005, 2006 and 2007, there was no write-down of inventories.

(o)	Cash, bank balances and pledged bank deposits

Cash and bank balances consist of cash on hand, cash in bank accounts and interest-bearing savings accounts. Cash that is restricted for use or pledged as security is disclosed separately on the face of the consolidated balance sheet, and is not included in the cash and bank balances total in the consolidated statements of cash flows. The pledged bank deposits represent cash maintained at a bank as security for bank facility and bank guarantees issued by the bank to third party suppliers and utility vendors (see note 15).

City Telecom (H.K.) Limited

Consolidated financial statements for the year ended August 31, 2007

2	Basis of preparation and principal accounting policies (continued)

(p)	Provisions and contingent liabilities

Provisions are recognized for other liabilities of uncertain timing or amount when the Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

City Telecom (H.K.) Limited

Consolidated financial statements for the year ended August 31, 2007

2	Basis of preparation and principal accounting policies (continued)

(q)	Employee benefits

(i)	Employee leave entitlements

Employee entitlements to annual leave and long service leave are recognized when they accrue to employees. A provision is made for the estimated liability for annual leave and long-service leave as services are rendered by employees. Employee entitlements to sick leave and maternity or paternity leave are not recognized until the time of leave.

(ii)	Profit sharing and bonus plans

Provisions for profit sharing and bonus plans are recognized when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

(iii)	Retirement benefit costs

The Group contributes to defined contribution retirement schemes which are available to certain employees. Contributions to the schemes by the Group are calculated as a percentage of employees’ basic salaries and charged to the consolidated statement of operations. The Group’s contributions are reduced by contributions forfeited by those employees who leave the scheme prior to being fully vested in the Group’s contributions.

The assets of the scheme are held in an independently administered fund that is separated from the Group’s assets.

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

During the vesting period, the number of share options that is expected to vest is reviewed. Any adjustment to the cumulative fair value recognized in prior years is charged/credited to the consolidated statement of operations in the year of the review, unless the original employee cost qualified for recognition as an asset, with a corresponding adjustment to the capital reserve. On vesting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that vest (with a corresponding adjustment to the capital reserve) except where forfeiture is only due to not achieving vesting conditions that relate to the market price of the Company’s shares. The amount relating to share options expense is recorded in the capital reserve until either the option is exercised or the option expires.

City Telecom (H.K.) Limited

Consolidated financial statements for the year ended August 31, 2007

2	Basis of preparation and principal accounting policies (continued)

(r)	Deferred taxation

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

Senior notes are recognized initially at fair value less direct and incremental issuance costs. Subsequent to initial recognition, the senior notes are stated at amortized cost. The difference between the original issuance price and redemption price of the notes is recognized in the consolidated statement of operations over the period of the notes using the effective interest method.

In the event that the senior notes are redeemed prior to the maturity date, the unamortized notes issuance costs are charged immediately to the consolidated statement of operations.

(t)	Revenue recognition

(i)	Revenue for the provision of international telecommunications and fixed telecommunications network services is recognized, when an arrangement exists, service is rendered, the fee is fixed or determinable, and collectibility is probable.

(ii)	Tariff-free period granted to subscribers of fixed telecommunications network services are recognized in the consolidated statement of operations rateably over the term of the service subscription agreement. Unbilled revenue represents revenue recognized in accordance with the requirements in 2(t)(i) that has not been billed to the subscriber.

(iii)	Amount received in advance for the provision of fixed telecommunications network services is deferred and included under deferred services income, and subsequently recognized as revenue on a straight-line basis over the agreed period of time stipulated in the terms of the subscription agreement.

(iv)	Revenue from the sales of products is recognized upon the transfer of risks and rewards of ownership to the customer, which generally coincides with the time when the goods are delivered to the customer and title has passed.

City Telecom (H.K.) Limited

Consolidated financial statements for the year ended August 31, 2007

2	Basis of preparation and principal accounting policies (continued)

(t)	Revenue recognition (continued)

(v)	Interest income is recognized as it accrues using the effective interest method.

(vi)	Rental income receivable under operating leases is recognized in the consolidated statement of operations in equal instalments over the periods covered by the lease term. Lease incentives granted are recognized in the consolidated statement of operations as an integral part of the aggregate net lease payments receivable.

(u)	Borrowing costs

Borrowing costs are expensed in the consolidated statement of operations in the period which they are incurred, except to the extent that they are capitalized as being directly attributable to the acquisition, construction or production of an asset.

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

Borrowing costs of $2,047,000, nil and nil was capitalized for the years ended August 31, 2005, 2006 and 2007, respectively.

(v)	Segment reporting

In accordance with the Group’s internal financial reporting, the Group has determined that business segment is the primary reporting format and geographical is the secondary reporting format.

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

City Telecom (H.K.) Limited

Consolidated financial statements for the year ended August 31, 2007

2	Basis of preparation and principal accounting policies (continued)

(w)	Accounting for barter transactions

When goods or services are exchanged for goods or services which are of a similar nature and value, the exchange is not regarded as a revenue generating transaction.

When goods are sold or services are rendered in exchange for dissimilar goods or services, the exchange is regarded as a transaction which generates revenue. The revenue is measured at the fair value of the consideration received or receivable adjusted by the amount of any cash or cash equivalents transferred. When the fair value of the goods or services received cannot be measured reliably, the revenue is measured at the fair value of the goods or services provided, adjusted by the amount of any cash or cash equivalents transferred.

(x)	Related parties

For the purposes of these financial statements, a party is considered to be related to the Group if:

(i)	the party has the ability, directly or indirectly through one or more intermediaries, to control the Group or exercise significant influence over the Group in making financial and operating policy decisions, or has joint control over the Group;

(ii)	the Group and the party are subject to common control;

(iii)	the party is an associate of the Group or a joint venture in which the Group is a venturer;

(iv)	the party is a member of key management personnel of the Group or the Group’s parent, or a close family member of such an individual, or is an entity under the control, joint control or significant influence of such individuals;

(v)	the party is a close family member of a party referred to in (i) or is an entity under the control, joint control or significant influence of such individuals; or

(vi)	the party is a post-employment benefit plan which is for the benefit of employees of the Group or of any entity that is a related party of the Group.

Close family members of an individual are those family members who may be expected to influence, or be influenced by, that individual in their dealings with the entity.

City Telecom (H.K.) Limited

Consolidated financial statements for the year ended August 31, 2007

3	Network costs

Network costs mainly include interconnection charges paid to local and overseas carriers, leased line rentals, program fees, production costs for the pay-TV using Internet Protocol service and costs of inventories sold, and exclude depreciation charge which is included in general and administration expenses.

Hong Kong Broadband Network Limited (“HKBN”), a wholly-owned subsidiary of the Group, as a Fixed Telecommunications Network Services (“FTNS”) licensee, is obligated to contribute Universal Services Contributions (“USC”) as compensation to PCCW-HKT Telephone Limited (“PCCW-HKT”) for the cost of network development in remote areas in Hong Kong.

The Group estimates the USC payable to PCCW-HKT based on the provisional rates announced by the TA. The TA periodically reviews the actual costs incurred by PCCW-HKT in the network development and revises the amounts owed to, or be refunded by, PCCW-HKT to the respective USC contributing parties, including the HKBN (“the Rate Revisions”). Accordingly, the estimate made by the HKBN’s management is subject to change based on the Rate Revisions identified during a financial year and up to the date prior to the release of the financial statements of the Group. The Group adjusts such differences as an addition or reduction of the corresponding costs of services in that particular reporting period.

Any sum received in advance from PCCW-HKT as an estimated refund of the USC on a provisional basis, which is subject to the final confirmation and determination of TA, is recorded in other payables and accrued expenses in the Group’s consolidated balance sheet.

On November 11, 2005, the TA issued a statement on the USC and confirmed the actual contribution level for calendar year 2003. In aggregate, an amount of $6,448,000 was recorded as a reduction against the network cost of the Group for the year ended August 31, 2005.

On November 13, 2006, TA issued a statement (the “2006 TA”) on the USC and confirmed the actual contribution level for calendar year 2004. In aggregate, an amount of $1,365,088 was recorded as a reduction against the network costs of the Group for the year ended August 31, 2006.

The actual contribution level for calendar year 2005, 2006 and 2007 had not yet been confirmed by the TA as of the date of issuance of the Group’s financial statements for the year ended August 31, 2007 for Hong Kong statutory purposes. For the year ended August 31, 2007, the Group recorded USC charges based on the provisional rates set out in the 2006 TA.

See note 30 for discussion of Rate Revisions issued by TA subsequent to the date of issuance of the Group’s financial statements for the year ended August 31, 2007 for Hong Kong statutory purposes.

City Telecom (H.K.) Limited

Consolidated financial statements for the year ended August 31, 2007

4	(Loss)/income before taxation

	Year ended August 31,
	2005	2006	2007
	HK$’000	HK$’000	HK$’000
(Loss)/income before taxation is arrived at after charging:

Goodwill amortization	1,065	—	—
Amortization of deferred expenditure	12,927	13,973	15,580
Depreciation of purchased fixed assets	236,269	275,538	257,052
Depreciation of fixed assets held under finance leases	380	926	1,051
Impairment loss - investment property	—	1,131	—
Operating lease charges in respect of:
- Land and buildings	13,081	17,556	13,879
- Computer equipment	914	840	32
Research and development costs	11,023	9,605	4,977
Retirement benefit costs - defined contribution plans (note 23)	27,437	27,956	23,933
Interest expense comprises:

Interest element of finance leases	23	54	62
Interest on senior notes	52,372	85,235	85,313
Interest on bank overdrafts	2,421	—	—
Amortization of debt issuance cost	1,693	1,429	2,129
Other borrowing costs	—	1,919	—

	56,509	88,637	87,504
Less: Amount capitalized as fixed assets - Interest capitalized	(2,047)	—	—

Total interest expense	54,462	88,637	87,504

Other income net, comprises:

Net exchange gain/(loss)	3,300	1,044	(114)
Others	2,737	3,421	3,263

	6,037	4,465	3,149

City Telecom (H.K.) Limited

Consolidated financial statements for the year ended August 31, 2007

5	Income tax credit/(expense)

(Loss)/income before taxation by geographical location is as follows:

	Year ended August 31,
	2005	2006	2007
	HK$’000	HK$’000	HK$’000
Hong Kong (loss)/income	(167,416)	(150,624)	24,574
Overseas (loss)/income	(2,805)	1,318	6,317

(Loss)/income before taxation	(170,221)	(149,306)	30,891

Income tax credit/(expense) consist of the following:

	Year ended August 31,
	2005	2006	2007
	HK$’000	HK$’000	HK$’000
Hong Kong income tax
- current (note (a))	(147)	(24)	(121)
- under-provision of current tax in prior years	(333)	(552)	—
- deferred (note 11)	8,325	10,046	47
Overseas taxation
- current (note (b))	(919)	(2,367)	(1,964)
- deferred (note 11)	(201)	141	12

	6,725	7,244	(2,026)

Notes:

(a)	The Company and its subsidiaries operating in Hong Kong are subject to tax on an entity basis on income arising in or derived from Hong Kong. The rate of taxation of subsidiaries operating in Hong Kong for the years ended August 31, 2005, 2006 and 2007 was 17.5%.

(b)	Taxation on overseas profits has been calculated on the estimated assessable profit for the year at the rate of taxation prevailing in the countries in which the foreign subsidiaries operate.

City Telecom (H.K.) Limited

Consolidated financial statements for the year ended August 31, 2007

5	Income tax credit/(expense) (continued)

The income tax credit/ (expense) for the years ended August 31, 2005, 2006 and 2007 differs from the amounts determined by applying the applicable statutory rate in Hong Kong of 17.5% to income/ (loss) before taxation as a result of the following differences:

	Year ended August 31,
	2005	2006	2007
	HK$’000	HK$’000	HK$’000
Computed “expected” income tax credit/(expense)	29,789	26,129	(5,406)
Difference in statutory tax rates of foreign subsidiaries	(137)	(459)	(1,006)
Effect of expenses not deductible for income taxes	(1,788)	(883)	(772)
Effect of bank interest income not subject to income taxes	2,262	2,944	3,533
Effect of other income not subject to income taxes	1,701	548	686
Under-provision for Hong Kong current income tax in prior years	(333)	(552)	—
Effect of prior year tax losses utilized	4,981	2,416	6,678
Effect of tax loss not recognized	(28,464)	(20,597)	(4,539)
Effect of share based payment not recognized	(1,219)	(2,305)	(1,125)
Others	(67)	3	(75)

Income tax credit/(expense)	6,725	7,244	(2,026)

City Telecom (H.K.) Limited

Consolidated financial statements for the year ended August 31, 2007

6	(Loss)/earnings per share

	Year ended August 31,
	2005	2006	2007
	HK$’000	HK$’000	HK$’000
Net (loss)/income	(163,496)	(142,062)	28,865

	Number of shares in thousands
Weighted average number of shares in issue	613,525	614,134	614,840
Incremental shares from assumed exercise of share options	—	—	16,479

Diluted weighted average number of shares	613,525	614,134	631,319

Basic (loss)/earnings per share	HK(26.6) cents	HK(23.1) cents	HK4.7 cents

Diluted (loss)/earnings per share	HK(26.6) cents	HK(23.1) cents	HK4.6 cents

Basic earnings/(loss) per share is calculated based on the weighted average number of issued ordinary shares and the related income/(loss) amount. Diluted earning/(loss) per share is calculated based on the weighted average number of issued ordinary shares and the number of incremental shares from assumed exercise of share options and warrants has been determined using the treasury stock method and the related income/(loss) amount.

For the years ended August 31, 2005 and 2006, the number of shares used in the calculation of diluted loss per share was equal to the number of shares used to calculate basic loss per share as the incremental effect of share options and warrants was anti-dilutive in a loss-making year.

City Telecom (H.K.) Limited

Consolidated financial statements for the year ended August 31, 2007

7	Receivables

(a)	Trade receivables, net

	August 31,
	2006	2007
	HK$’000	HK$’000
Trade receivables (note (i))	196,343	192,943
Less: Provision for doubtful accounts (note (ii))	(55,745)	(22,392)

	140,598	170,551

Notes:

(i)	Trade receivables include receivable relating to mobile interconnection charges of $103,847,000 for the year ended August 31, 2007 (2006: $82,864,000). See note 25(c) for detailed discussion of mobile interconnection charges.

(ii)	Provision for doubtful accounts as at August 31, 2006 includes provision for mobile interconnection charges receivables of $20,809,000. Following TA’s Final Determination issued in June 2007 (note 25(c)), the Group has reversed $9,404,000 of the provision for mobile interconnection charges to the consolidated statement of operations (note 25(c)) and has written off the remaining balance of the provision of $11,405,000 against the related accounts receivable.

Changes in the provision for doubtful accounts consist of:

	Year ended August 31,
	2005	2006	2007
	HK$’000	HK$’000	HK$’000
Balance at beginning of the year	22,959	48,316	55,745
Additions charged to expense	35,445	17,450	15,973
Reversals	—	—	(9,404)
Write-off	(10,088)	(10,021)	(39,922)

Balance at the end of the year	48,316	55,745	22,392

City Telecom (H.K.) Limited

Consolidated financial statements for the year ended August 31, 2007

7	Receivables (continued)

(b)	Other receivables, deposits and prepayments

	August 31,
	2006	2007
	HK$’000	HK$’000
Deposits for purchase of fixed assets	8,636	6,007
Deposits for lease of land and building	9,237	7,256
Interest receivable	1,503	1,344
Prepayments	17,207	19,895
USC refund receivable	1,364	—
Unbilled revenue	35,700	15,572
Others	3,936	9,298

	77,583	59,372

City Telecom (H.K.) Limited

Consolidated financial statements for the year ended August 31, 2007

8	Goodwill

	August 31,
	2006	2007
	HK$’000	HK$’000
Cost:

Beginning of the year	5,326	1,066
Opening balance adjustment to eliminate accumulated amortization	(4,260)	—

At the end of the year	1,066	1,066

Accumulated amortization:

Beginning of the year	4,260	—
Eliminated against cost at the beginning of the year	(4,260)	—

At the end of the year	—	—

Net book value:

At the end of the year	1,066	1,066

With effect from September 1, 2005, goodwill is no longer amortized in accordance with HKFRS 3 but tested for impairment on an annual basis. The amount of accumulated amortization as at September 1, 2005 has been offset against the cost of goodwill.

Goodwill has been allocated to the Group’s fixed telecommunications network services cash-generating unit (“CGU”) for purposes of the goodwill impairment test.

Based on management’s goodwill impairment test, the carrying amount of the fixed telecommunications network services CGU was lower than its recoverable amount. The recoverable amount was determined based on the value-in-use methodology. This methodology uses cash flow projections based on financial budgets approved by management covering a three-year period. Cash flows for the three-year period were estimated based on growth rates between 10% to 16% and a pre-tax discount rate of 14%. Cash flows beyond the three year period were assumed to remain constant. The estimated growth rates used were comparable to the growth rate for the industry. The key assumption used in the value-in-use methodology was the annual growth of the revenue of the fixed telecommunications network services CGU which is determined based on the past performance and management’s expectation for future performance. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessment of the time value of money and the risks specific to the fixed telecommunications services CGU. Any adverse change in the key assumption could reduce the recoverable amount below carrying amount.

City Telecom (H.K.) Limited

Consolidated financial statements for the year ended August 31, 2007

9	Fixed assets

	Investment property	Leasehold land and buildings	Leasehold improvements	Furniture, fixtures and fittings	Tele- communications, computer and office equipment	Motor vehicles	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
	(Note (a))	(Note (a))
Cost:

At September 1, 2005	—	84,170	68,618	15,492	2,067,146	8,372	2,243,798
Exchange adjustments	—	—	281	126	2,180	—	2,587
Additions	—	625	9,342	2,880	309,744	344	322,935
Disposals	—	—	—	(728)	(26,817)	(1,760)	(29,305)
Transfer to investment property	5,197	(5,197)	—	—	—	—	—

At August 31, 2006	5,197	79,598	78,241	17,770	2,352,253	6,956	2,540,015

At September 1, 2006	5,197	79,598	78,241	17,770	2,352,253	6,956	2,540,015
Exchange adjustments	—	—	773	253	2,560	—	3,586
Additions	—	—	1,627	496	129,950	177	132,250
Disposals	—	—	(3)	(1,100)	(8,988)	(315)	(10,406)

At August 31, 2007	5,197	79,598	80,638	17,419	2,475,775	6,818	2,665,445

Accumulated depreciation:

At September 1, 2005	—	6,702	30,225	10,509	853,325	6,494	907,255
Exchange adjustments	—	—	223	74	1,642	—	1,939
Charge for the year	—	1,695	9,980	2,190	261,819	780	276,464
Disposals	—	—	—	(326)	(11,922)	(1,760)	(14,008)
Transfer to investment property	866	(866)	—	—	—	—	—
Impairment loss (note (a))	1,131	—	—	—	—	—	1,131

At August 31, 2006	1,997	7,531	40,428	12,447	1,104,864	5,514	1,172,781

At September 1, 2006	1,997	7,531	40,428	12,447	1,104,864	5,514	1,172,781
Exchange adjustments	—	—	612	160	1,874	—	2,646
Charge for the year	104	1,592	9,269	2,028	244,581	529	258,103
Disposals	—	—	—	(683)	(4,465)	(160)	(5,308)

At August 31, 2007	2,101	9,123	50,309	13,952	1,346,854	5,883	1,428,222

Net book value:

At August 31, 2007	3,096	70,475	30,329	3,467	1,128,921	935	1,237,223

At August 31, 2006	3,200	72,067	37,813	5,323	1,247,389	1,442	1,367,234

City Telecom (H.K.) Limited

Consolidated financial statements for the year ended August 31, 2007

9	Fixed assets (continued)

Notes:

(a)	The interests in leasehold land and buildings and investment property situated in Hong Kong at their net book values are analyzed as follows:

	August 31,
	2006	2007
	HK$’000	HK$’000
Leases of between 10 to 50 years	75,267	73,571

Representing:

	August 31,
	2006	2007
	HK$’000	HK$’000
Leasehold land and building carried at cost	72,067	70,475
Investment property at cost less accumulated depreciation and impairment loss	3,200	3,096

	75,267	73,571

During the year ended August 31, 2006, a property which had been held for own use was leased to a third party to earn rental income. Upon adoption of HKAS 40, the Group assessed the open market value of the property and based on such assessment, wrote down the carrying amount of the property by $1,131,000 (included in “other operating expenses”). The estimate of open market value was made by reference to net rental income allowing for reversionary income potential.

The estimated fair value of the investment property held by the Group as of August 31, 2006 and 2007 amounted to HK$3,200,000 and HK$3,096,000, respectively.

(b)	The Group’s future aggregate lease income receivable under non-cancellable operating lease of the investment property is as follows:

	August 31,
	2006	2007
	HK$’000	HK$’000
Within 1 year	228	228
In the second year	228	—

	456	228

City Telecom (H.K.) Limited

Consolidated financial statements for the year ended August 31, 2007

9	Fixed assets (continued)

Notes: (continued)

(c)	The Group leases telecommunications, computer and office equipment for terms ranging from one to five years. At the end of the lease term the Group has the option to purchase the equipment at a price deemed to be a bargain purchase option and accordingly the lease arrangements have been classified as finance leases. None of the leases included contingent rental. The total cost of these assets and the related accumulated depreciation are as follows:

	August 31,
	2006	2007
	HK$’000	HK$’000
Cost	4,079	4,236
Accumulated depreciation	1,307	2,238

	2,772	1,998

(d)	Management reviews the estimated useful lives of fixed assets annually and, if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the estimate is changed to reflect the changed pattern. The depreciation expense for future period is adjusted if there are significant changes from previous estimates. Management determines the useful life of the Group’s fixed assets based on its historical experience with similar assets, expected usage of the assets and anticipated technological changes with respect to those assets. Estimates and assumptions used in setting depreciable lives require both judgement and estimation.

During the second half of fiscal 2007, taking into consideration of the current conditions and expected usage of existing telecommunications equipment, management engaged an external valuation firm to assist with its assessment of the estimated useful lives of such asset. As a result of this assessment, management revised the estimated useful lives of the fibre network and related peripherals from 4-15 years to 6-20 years.

The change in the estimated useful lives is a change in accounting estimate that is accounted for prospectively from June 1, 2007. As a result of such change, depreciation expense decreased by HK$15,930,000, and both income before taxation and net income after taxation decreased by HK$15,930,000 for the year ended August 31, 2007. The increase in net income resulted in a HK2.6 cents increase in both the basic earnings per share and diluted earnings per share. Such change also increased each of total assets, retained profits and total shareholders’ equity at August 31, 2007 by HK$15,930,000.

City Telecom (H.K.) Limited

Consolidated financial statements for the year August 31, 2007

10	Other payables and accrued charges

	August 31,
	2006	2007
	HK$’000	HK$’000
Accrual for staff salaries and bonus	27,747	33,833
Accrual for customer reward program	2,636	6,567
Accrual for carrier fees and charges	10,705	11,264
Accrual for international call forwarding service charges	4,793	5,784
Payable for purchase of fixed assets	51,862	34,749
Payable for advertising and promotional expenses	11,966	15,972
Interest payable on senior notes	7,109	7,164
Others accrual (note)	26,668	29,934

	143,486	145,267

Note: Amount of other accruals consisted of primarily accruals for utilities, rent and other administrative charges.

11	Deferred taxation

The movement of deferred tax liabilities is as follows:

	August 31,
	2006	2007
	HK$’000	HK$’000
At the beginning of the year	10,539	353
Exchange differences	1	(3)
Deferred taxation credited to consolidated statement of operations	(10,187)	(59)

At the end of the year	353	291

City Telecom (H.K.) Limited

Consolidated financial statements for the year August 31, 2007

11	Deferred taxation (continued)

As of August 31, 2006 and 2007, the Group had accumulated tax losses amounting to HK$1,159,787,000 and HK$1,037,141,000, respectively that can be carried forward to reduce future taxable income derived in Hong Kong, Canada and the United States, as applicable. As of August 31, 2006 and 2007, the tax effect of the accumulated tax losses amounted to HK$204,300,000 and HK$182,739,000, respectively. These tax losses expire in the following periods:

	August 31,
	2006	2007
	HK$’000	HK$’000
Within one year	—	737
In the second year	1,512	395
In the third year	396	—
In the fourth year	—	—
After five years	4,344	4,313
No expiry date	1,153,535	1,031,696

	1,159,787	1,037,141

The tax losses of the Company and its Hong Kong subsidiaries can be carried forward indefinitely while tax losses of subsidiaries in Canada and the United States expire within periods ranging from 2 to 20 years.

Deferred tax assets are recognized to the extent that realization of the related tax benefit is probable. The Group has unrecognized tax losses carried forward from prior years of HK$279,199,000 and HK$268,004,000 at August 31, 2006 and 2007 respectively which can offset against future taxable income. Accumulated tax losses for which deferred tax assets were not recognized expire in the following periods:

	August 31,
	2006	2007
	HK$’000	HK$’000
Within one year	1,513	737
In the second year	396	395
In the third year	—	—
In the fourth year	—	—
After five years	4,130	4,313
No expiry date	273,160	262,559

	279,199	268,004

City Telecom (H.K.) Limited

Consolidated financial statements for the year August 31, 2007

11	Deferred taxation (continued)

The movements in deferred tax assets and liabilities (prior to offsetting of balances within the same taxation jurisdiction) during the years ended August 31, 2006 and 2007, are as follows:

	Accelerated depreciation allowances		Others		Total
	2006	2007	2006	2007	2006	2007
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Deferred tax liabilities:
At the beginning of the year	158,477	154,678	85	—	158,562	154,678
Credited to consolidated statement of operations	(3,805)	(19,772)	(86)	—	(3,891)	(19,772)
Exchange differences	6	4	1	—	7	4

At the end of the year	154,678	134,910	—	—	154,678	134,910

	Share-based payment		Tax losses		Total
	2006	2007	2006	2007	2006	2007
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Deferred tax assets:
At the beginning of the year	—	(123)	(148,023)	(154,202)	(148,023)	(154,325)
Charged/ (credited) to consolidated statement of operations	(123)	123	(6,173)	19,590	(6,296)	19,713
Exchange differences	—	—	(6)	(7)	(6)	(7)

At the end of the year	(123)	—	(154,202)	(134,619)	(154,325)	(134,619)

Deferred income tax assets and liabilities are offset when there is a legally enforceable rights to set off current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are reported in the consolidated balance sheet:

	August 31,
	2006	2007
	HK$’000	HK$’000
Deferred tax assets	—	—
Deferred tax liabilities	353	291

	353	291

City Telecom (H.K.) Limited

Consolidated financial statements for the year August 31, 2007

12	Deferred expenditure

	August 31,
	2006	2007
	HK$’000	HK$’000
Balance at the beginning of the year	21,131	12,445
Additions during the year	5,287	24,502
Less: Amortization charge for the year (note 4)	(13,973)	(15,580)

Balance at the end of the year	12,445	21,367
Current portion	(10,808)	(13,584)

	1,637	7,783

13	Long-term debt and other liabilities

The Group’s long-term debt and other liabilities were repayable as follows:

	August 31,
	2006	2007
	HK$’000	HK$’000
8.75% senior notes due 2015	948,027	952,593

Obligation under finance leases
- Within one year	1,297	835
- In the second year	806	121
- In the third year	270	254

	2,373	1,210
Less: Current portion of obligation under finance leases	(1,297)	(835)

	1,076	375

	949,103	952,968

City Telecom (H.K.) Limited

Consolidated financial statements for the year August 31, 2007

13	Long-term debt and other liabilities (continued)

On January 20, 2005, the Company issued unsecured 10-year senior fixed rates notes (the “10-year senior notes”) with a principle amount of US$125 million at par value. The 10-year senior notes mature on February 1, 2015 and bear interest at the fixed rate of 8.75% per annum and is payable semi-annually on February 1 and August 1 of each year, commencing August 1, 2005.

The 10-year senior notes are fully, irrevocably and unconditionally guaranteed, jointly and severally, on a senior unsecured basis by all of the subsidiaries of City Telecom (H.K.) Limited (collectively defined as “Guarantor Subsidiaries”), except CTI Guangzhou Customer Services Co. Ltd. in the PRC (“Non-guarantor Subsidiary”).

The net proceeds of 10-year senior notes were approximately US$121 million after issuance costs and commission. The Group used the net proceeds, in part, to repay in full an existing bank loan in the outstanding amount of HK$196.7 million. The remaining net proceeds is to be used for capital expenditures, including expanding and upgrading the Group’s Metro Ethernet network in Hong Kong, and for additional working capital and general corporate purposes.

The Company may redeem the 10-year senior notes, in whole or in part, on or after February 1, 2010, at the redemption price set forth in the indenture governing the 10-year senior notes. In addition, prior to February 1, 2008, using the proceeds from one or more specified public or private offerings of the Company’s common stock, the Company may redeem up to a maximum of 35% of the original aggregate principal amount of the 10-year senior notes at a redemption price equal to 108.75% of the principal amount of the 10-year senior notes. In all cases of redemption, the Company will pay principal at the redemption price specified plus accrued and unpaid interest through the date of redemption.

The indenture governing the 10-year senior notes contains covenants that limit, among other things, the Group’s ability and the ability of certain of its existing and future subsidiaries to:

(i)	pay dividends, make distributions, redeem capital stock and make certain other restricted payments or investments;

(ii)	incur additional indebtedness or issue certain equity interests;

(iii)	merge, consolidate or sell substantially all assets;

(iv)	issue or sell capital stock of certain subsidiaries;

(v)	sell or exchange assets or enter into new businesses;

(vi)	create any restrictions on the payment of dividends, the making of distributions, the making of loans and the transfer of assets;

(vii)	create liens on assets;

(viii)	enter into certain transactions with affiliates or relates persons; and

(ix)	enter into sale and lease back transactions.

At August 31, 2006 and 2007, the 10-year senior notes were stated at the amortized cost of US$121,854,000 (equivalent to HK$948,027,000) and US$122,127,000 (equivalent to HK$952,593,000), respectively.

City Telecom (H.K.) Limited

Consolidated financial statements for the year August 31, 2007

14	Commitments and contingencies

(a)	Capital commitments

	August 31,
	2006	2007
	HK$’000	HK$’000
Purchases of telecommunications, computer and office equipment contracted but not provided for	80,240	54,165

(b)	Commitments under operating leases

(i)	As of August 31, 2006 and 2007, the Group had future aggregate lease income receivable under non-cancellable operating leases as follows:

	August 31,
	2006	2007
	HK$’000	HK$’000
Leases in respect of telecommunications and computer equipment:
- within one year	1,980	1,065
- in the second year	798	214

	2,778	1,279

(ii)	As of August 31, 2006 and 2007, the Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	August 31,
	2006	2007
	HK$’000	HK$’000
Leases in respect of land and buildings:
- within one year	15,212	12,562
- in the second year	8,041	2,484
- in the third year	760	—
- in the fourth year	431	—
- in the fifth year	138	—

	24,582	15,046

City Telecom (H.K.) Limited

Consolidated financial statements for the year August 31, 2007

14	Commitments and contingencies (continued)

(b)	Commitments under operating leases (continued)

(ii)	At August 31, 2006 and 2007, the Group had future aggregate minimum lease payments under non-cancellable operating leases as follows: (continued)

	August 31,
	2006	2007
	HK$’000	HK$’000
Leases in respect of telecommunications and computer equipment:
- within one year	24,881	31,004
- in the second year	3,100	6,258
- in the third year	875	5,016
- in the fourth year	800	4,946
- in the fifth year	800	4,946
- within sixth year to twelve years	6,400	16,384

	36,856	68,554

	61,438	83,600

(c)	Program fee commitments

The Group entered into several agreements with program content providers with respect to the Group’s IP-TV services. The amount of program fees payable by the Group is as follows:

	August 31,
	2006	2007
	HK$’000	HK$’000
Program fee payable:
- within one year	7,638	10,345
- in the second year	4,340	3,633
- in the third year	548	3

	12,526	13,981

City Telecom (H.K.) Limited

Consolidated financial statements for the year August 31, 2007

14	Commitments and contingencies (continued)

(d)	Contingent liabilities

	August 31,
	2006	2007
	HK$’000	HK$’000
Bank guarantees provided to suppliers (note 15(i) and (ii))	6,303	5,903
Bank guarantee in lieu of payment of utility deposits (note 15(iii))	5,272	5,272

	11,575	11,175

15	Pledge of assets

As of August 31, 2007 and 2006, the Group had pledged bank deposits of US$9,900,000 (equivalent to HK$77,220,000 and HK$77,022,000, respectively) and HK$10,000,000 as security for the following banking facilities:

(i)	bank facility of US$9,000,000 (equivalent to HK$70,200,000) granted by the bank for issuance of bank guarantees to third party suppliers, letters of credit, short term loan, overdraft, foreign exchange and interest rate hedging arrangements. As of August 31, 2007 and 2006, bank guarantees of HK$1,603,000 and HK$2,003,000, respectively were issued against this bank facility;

(ii)	bank guarantees of HK$4,300,000 issued by a bank to third party suppliers of the Company and one of its subsidiaries as of August 31, 2007 and 2006 for payment of certain products and services procured by the Company from these third party suppliers; and

(iii)	bank guarantees of HK$5,272,000 issued by a bank to certain utility vendors of the Company as of August 31, 2007 and 2006 in lieu of payment of utility deposits.

City Telecom (H.K.) Limited

Consolidated financial statements for the year August 31, 2007

16	Investment securities

	August 31,
	2006	2007
	HK$’000	HK$’000
Debt securities, at fair value and unlisted outside Hong Kong (note (a))	26,633	28,577
Long term bank deposit, at amortized cost (note (b))	13,641	14,415

	40,274	42,992
Less: Current portion	—	(3,779)

	40,274	39,213

Notes:

(a)	The Group maintained an investment portfolio of HK$26,633,000 and HK$28,577,000 as of August 31, 2007 and 2006, respectively, which primarily consisted of equity-linked mutual fund securities.

For the years ended August 31, 2005, 2006 and 2007 the net unrealized investment gains/(losses) were HK$300,000, HK$698,000 and HK$1,887,000 respectively. No realized investment gains or losses were recognized during the years ended August 31, 2005, 2006 and 2007.

(b)	Represents a ten-year US$2 million (equivalent to HK$15,600,000 at August 31, 2007) deposit placed with a bank for which the Group receives a floating rate deposit interest. The deposit has a 10-year term maturing on August 22, 2013. An interest rate of 10% per annum has been guaranteed for the first year from the inception date on August 22, 2003. The deposit will terminate or mature once the cumulative interest reaches the predetermined accrued interest cap at 13% of the principal amount or an aggregate sum of US$260,000 (equivalent to HK$2,028,000 at August 31, 2007).

17	Derivative financial instrument

	August 31,
	2006	2007
	HK$’000	HK$’000
Non-current assets
Interest rate swap, at fair value through profit or loss (note 26(e))	1,845	1,039

As of August 31, 2007 and 2006, the Group has an outstanding interest rate swap contract with notional principal amount of HK$46,666,667 and HK$66,666,667, respectively. Under this arrangement, the Group pays a fixed rate interest of 2.675% per annum on the notional amount on a monthly basis, and receives a floating interest rate based on HIBOR rate. The maturity date of the contract is December 1, 2009.

City Telecom (H.K.) Limited

Consolidated financial statements for the year August 31, 2007

18	Capital and reserves

		Ordinary shares
	Number of shares outstanding	Amount outstanding	Share premium	Capital reserve	Warrant reserve	Translation reserve	Retained profits	Total shareholders’ equity
		HK$	HK$	HK$	HK$	HK$	HK$	HK$
		(Amounts in thousands, except number of shares)
Balance at September 1, 2004	610,573,361	61,057	617,986	87	365	983	495,220	1,175,698
Release of warrant reserve upon warrant expiration	—	—	—	—	(18)	—	18	—
Shares issued upon exercise of warrants	3,500,043	350	1,397	—	(347)	—	—	1,400
Shares issued upon exercise of share options	52,000	5	25	—	—	—	—	30
Equity settled share-based compensation	—	—	—	6,965	—	—	—	6,965
Net loss	—	—	—	—	—	—	(163,496)	(163,496)
Foreign currency translation adjustment	—	—	—	—	—	(143)	—	(143)

Balance at August 31, 2005	614,125,404	61,412	619,408	7,052	—	840	331,742	1,020,454
Changes in accounting policy - opening balance adjustment arising from adoption of HKAS 32 and HKAS 39 (note (a))	—	—	—	—	—	—	6,609	6,609

Balance at September 1, 2005	614,125,404	61,412	619,408	7,052	—	840	338,351	1,027,063
Shares issued upon exercise of share options	50,000	5	8	—	—	—	—	13
Equity settled share-based compensation	—	—	882	5,941	—	—	—	6,823
Net loss	—	—	—	—	—	—	(142,062)	(142,062)
Foreign currency translation adjustment	—	—	—	—	—	(183)	—	(183)

Balance at August 31, 2006	614,175,404	61,417	620,298	12,993	—	657	196,289	891,654
2007 interim dividends declared and paid	—	—	—	—	—	—	(24,635)	(24,635)
Shares issued upon exercise of share options	2,328,000	233	2,135	(611)	—	—	—	1,757
Equity settled share-based compensation	—	—	—	5,727	—	—	—	5,727
Net income	—	—	—	—	—	—	28,865	28,865
Foreign currency translation adjustment	—	—	—	—	—	514	—	514

Balance at August 31, 2007	616,503,404	61,650	622,433	18,109	—	1,171	200,519	903,882

City Telecom (H.K.) Limited

Consolidated financial statements for the year August 31, 2007

18	Capital and reserves (continued)

	Authorized ordinary shares of HK$0.10 each
	No. of Shares	Amount
		HK$’000
At August 31, 2006 and August 31, 2007	2,000,000,000	200,000

	Issued and fully paid (ordinary shares of HK$0.10 each)
	August 31, 2005		August 31, 2006		August 31, 2007
	No. of shares	Amount	No. of shares	Amount	No. of shares	Amount
		HK$’000		HK$’000		HK$’000
At the beginning of the year	610,573,361	61,057	614,125,404	61,412	614,175,404	61,417
Exercise of share options (note (b))	52,000	5	50,000	5	2,328,000	233
Exercise of warrants (note (c))	3,500,043	350	—	—	—	—

At the end of the year	614,125,404	61,412	614,175,404	61,417	616,503,404	61,650

Notes:

(a)	With effect from September 1, 2005, the Group adopted HKAS 32 “Financial instruments: Disclosure and presentation” and HKAS 39 “Financial instruments: Recognition and measurement”. The adoption of the HKAS 32 and HKAS 39 resulted in recognition of derivative financial instruments as assets of HK$6,609,000 and a corresponding increase in opening balance of retained profits at September 1, 2005.

(b)	During the years ended August 31, 2005, 2006 and 2007, 52,000, 50,000 and 2,328,000 ordinary shares were issued at a weighted average price of HK$0.58 per share, HK$0.26 per share and HK$0.75 per share respectively, to share option holders who had exercised their subscription rights. These shares issued rank pari passu with the then existing ordinary shares in issue.

(c)	The Company effected a warrant issue at a price of HK$0.11 per warrant to certain qualifying shareholders (shareholders domiciled in Hong Kong) for cash during the year ended August 31, 2002. One warrant was offered for every five existing ordinary shares held on the date of record. The warrants entitled the holders to subscribe for ordinary shares of the Company (on a one to one basis) at a price of HK$0.40 per share (subject to adjustment), totalling HK$39,325,920 in cash at any time on or before November 1, 2004. If the warrants were fully exercised, the Company would be required to issue 98,314,800 additional ordinary shares. During the year ended August 31, 2005, 3,500,043 warrants were exercised for an equivalent number of ordinary shares at a price of HK$0.40 per share. The shares issued rank pari passu with the then existing ordinary shares in issue. The remaining outstanding warrants of 135,396 expired on November 1, 2004.

(d)	Details of the share option scheme of the Group, the share options granted by the Group during the relevant years and options outstanding at August 31, 2005, 2006 and 2007 are set out in note 24.

19	Cash and bank balances

	August 31,
	2006	2007
	HK$’000	HK$’000
Cash at bank and in hand	44,717	50,164
Time deposits with banks and other financial institution (note (a))	100,200	482,730

	144,917	532,894

Term deposits with banks and other financial institution (note (b))	237,496	—

Notes:

(a)	Amounts represented time deposits with original maturities of less than three months.

(b)	Amounts represented term deposits with original maturities of more than three months.

City Telecom (H.K.) Limited

Consolidated financial statements for the year August 31, 2007

20	Dividends

	Year ended August 31,
	2005	2006	2007
	HK$’000	HK$’000	HK$’000
Interim dividend, declared and paid, of HK4 cents (2006: HK$Nil, 2005: HK$Nil) per ordinary share	—	—	24,635
Final dividend proposed after the balance sheet date of HK4 cents (2006: HK$Nil, 2005: HK$Nil) per ordinary shares	—	—	24,660

	—	—	49,295

21	Banking facilities

The Group’s banking facilities were denominated in Hong Kong dollars as follows:

	Amount available August 31,		Amount utilized August 31,		Terms of facilities as at August 31, 2007 Interest rate
	2006	2007	2006	2007
	HK$’000	HK$’000	HK$’000	HK$’000
Bank overdrafts/ bank loans	80,020	80,200	2,003	1,603	HIBOR or cost of Funds + 0.8% per annum

The amounts utilized as of August 31, 2006 and 2007 represented bank guarantees and letter of credit issued against the banking facilities (see note 15) which the Group has not drawn upon. The utilized banking facilities as of August 31, 2006 and 2007 were denominated in Hong Kong dollar.

22	Related party transactions

In addition to the transactions and balances disclosed elsewhere in these financial statements, the Group entered into the following material related party transactions.

Key management personnel remuneration

Remuneration for key management personnel, including amounts paid to the Group’s directors and certain of the highest paid employees, is as follows:

	Year ended August 31,
	2006	2007
	HK$’000	HK$’000
Short-term employee benefits	21,443	26,791
Post-employment benefits	1,916	2,197
Equity compensation benefits	4,571	4,388

	27,930	33,376

City Telecom (H.K.) Limited

Consolidated financial statements for the year August 31, 2007

23	Retirement schemes

The Group contributes to, the Occupational Retirement Scheme (“the ORSO Scheme”), a defined contribution retirement scheme, which is available to certain employees. Under the ORSO Scheme, the employees are required to contribute 5% of their monthly salaries, while the Group’s contributions are calculated at 10% and 5% of the monthly salaries of senior management staff and all other staff, respectively. The employees are entitled to 100% of the employer’s contributions after 10 years of completed service, or at a reduced scale after completion of 3 to 9 years of service. Contributions to the ORSO Scheme are reduced by amounts forfeited by employees who leave the ORSO Scheme prior to vesting fully in the Group’s contributions.

In December 2000, the Group established a defined contribution retirement scheme, Mandatory Provident Fund Scheme (“the MPF Scheme”), under the Hong Kong Mandatory Provident Fund Scheme Ordinance where the then existing employees of the Group in Hong Kong could elect to join the MPF Scheme. All new employees who join the Group in Hong Kong after December 2000 are required to join the MPF Scheme. Both the Group and the employees are required to contribute 5% of each individual’s relevant income subject to a maximum amount of contribution of HK$1,000 per month. The employee is fully vested in the Group’s mandatory contributions. Senior employees who are under MPF Scheme may also elect to join a Mutual Voluntary Plan (“the Mutual Plan”) whereby both the Group and the employees make additional voluntary contributions, so that the total amount of contributions made under the MPF Scheme and the Mutual Plan is similar to the contribution made under the ORSO Scheme.

The Group also contributes to defined contribution pension schemes for staff in overseas countries as required by the respective local statutory requirements.

The aggregate employer’s contributions, net of forfeited contributions, which have been dealt with in the consolidated statement of operations during the year are as follows:

	Year ended August 31,
	2005	2006	2007
	HK$’000	HK$’000	HK$’000
Gross contributions	27,789	28,912	24,545
Less: Forfeited contributions utilized to offset the Group’s contributions during the year	(352)	(956)	(612)

Net contributions charged to the consolidated statement of operations	27,437	27,956	23,933

At August 31, 2007, there is no forfeited contribution available to offset future contributions by the Group to the ORSO scheme and the Mutual Plan.

City Telecom (H.K.) Limited

Consolidated financial statements for the year August 31, 2007

24	Equity settled share-based transactions

2002 Share Option Scheme

The Company operates a share option scheme (the “2002 Share Option Scheme”) which was adopted by the shareholders of the Company on December 23, 2002 and where the directors may, at their discretion, invite eligible participants to take up options to subscribe for shares subject to the terms and conditions stipulated therein.

Under the 2002 Share Option Scheme, the Company may grant options to employees (including executive, non-executive and independent non-executive directors), suppliers and professional advisers to subscribe for shares of the Company. The maximum number of options authorized under the 2002 Share Option Scheme may not, when aggregated with any shares subject to any other executive and employee share option scheme, exceed 10% of the Company’s issued share capital on the date of adoption. The exercise price of the option is determined by the Company’s board of directors at a price not less than the highest of (a) the par value of a share; (b) the average closing price of the Company’s shares for five trading days preceding the grant date; and (c) the closing price of the Company’s shares on the date of grant. The 2002 Share Option Scheme is valid and effective for a ten year period up to December 22, 2012 subject to earlier termination by the Company by resolution in general meeting or by the board of directors. The period during which the option may be exercised will be determined by the board of directors at its discretion, save that no option may be exercised after more than ten years from the date of grant. During the year ended August 31, 2007, options were granted under the 2002 Share Option Scheme to eligible participants for the subscription of 300,000 shares (2006: 34,310,000 shares) of the Company at a weighted average exercise price of HK$1.16 (2006: HK$0.67) each.

1997 Share Option Scheme

The Company also had a previous share option scheme (the “1997 Share Option Scheme”) adopted by shareholders on July 12, 1997 which was terminated on December 23, 2002 upon the adoption of the 2002 Share Option Scheme. Unexercised options granted under the 1997 Share Option Scheme lapsed automatically on 12 July 2007.

Each option issued under the 2002 Share Option Scheme or the 1997 Share Option Scheme entitles the holder to subscribe for one ordinary share in the Company at a predetermined exercise price.

Prior to September 1, 2005, under Hong Kong GAAP, no compensation cost was required to be recognized in respect of the grant of share options. At the time of exercise of the options, proceeds from issue of shares were credited to share capital and share premium account.

City Telecom (H.K.) Limited

Consolidated financial statements for the year August 31, 2007

24	Equity settled share-based transactions (continued)

1997 Share Option Scheme (continued)

Effective from September 1, 2005, upon the adoption of HKFRS 2 “Share-based payment”, the Group recognizes the fair value of share options granted over the vesting period, or as an asset, if the cost qualifies for recognition as an asset. The fair value of share option is measured at the date of grant. The Group has taken advantage of the transitional provisions set out in paragraph 53 of HKFRS 2 under which the new recognition and measurement policies have not been applied to the following options:

(i)	share options granted under the 1997 Share Option Scheme since all options were granted to employees before November 7, 2002; and

(ii)	share options granted under the 2002 Share Option Scheme and vested before September 1, 2005.

Details of share options granted pursuant to the 2002 Share Option Scheme and 1997 Share Option Scheme that were outstanding at August 31, 2005, 2006 and 2007, are as follows:

1997 Share Option Scheme

Date of grant	September 3, 1998	September 10, 1999	October 20, 2000
Exercise price per share (HK$)	0.26	2.10	0.58

Market price per share (HK$) at date of grant	0.26	2.10	0.58

Outstanding at September 1, 2004	190,000	60,000	350,000
Exercised	—	—	(52,000)

Outstanding at August 31, 2005	190,000	60,000	298,000
Exercised	(50,000)	—	—
Lapsed upon resignation of employees	—	(20,000)	(20,000)

Outstanding at August 31, 2006	140,000	40,000	278,000
Exercised	(140,000)	—	(278,000)
Lapsed upon expiry of the options	—	(40,000)	—

Outstanding at August 31, 2007	—	—	—

City Telecom (H.K.) Limited

Consolidated financial statements for the year August 31, 2007

24	Equity settled share-based transactions (continued)

2002 Share Option Scheme

Date of grant	June 3, 2004	October 21, 2004	January 5, 2005	October 3, 2005	May 22, 2006	July 3, 2006	August 3, 2006	November 22, 2006	May 23, 2007
	(note (a))	(note (b))	(note (c))	(note (d))	(note (e))	(note (f))	(note(g))	(note(h))	(note(i))
Exercise price per share (HK$)	1.47	1.54	1.54	0.81	0.66	0.68	0.71	0.73	2.03

Market price per share (HK$) at date of grant	1.47	1.49	1.48	0.81	0.64	0.68	0.71	0.73	2.10

Outstanding at September 1, 2004	6,000,000	—	—	—	—	—	—	—	—
Granted	—	14,670,000	16,000,000	—	—	—	—	—	—
Exercised	—	—	—	—	—	—	—	—	—

Outstanding at August 31, 2005	6,000,000	14,670,000	16,000,000	—	—	—	—	—	—
Granted	—	—	—	1,000,000	32,210,000	1,000,000	100,000	—	—
Lapsed upon resignation of employees	—	(5,220,000)	—	—	—	—	—	—	—

Outstanding at August 31, 2006	6,000,000	9,450,000	16,000,000	1,000,000	32,210,000	1,000,000	100,000	—	—
Granted	—	—	—	—	—	—	—	200,000	100,000
Exercised	—	(330,000)	—	—	(1,250,000)	(300,000)	(30,000)	—	—
Lapsed upon resignation of employees	—	(780,000)	—	—	(2,020,000)	—	—	—	—

Outstanding at August 31, 2007	6,000,000	8,340,000	16,000,000	1,000,000	28,940,000	700,000	70,000	200,000	100,000

Notes:

(a)	On June 3, 2004, an employee was granted options to subscribe for 6,000,000 shares at a price of HK$1.47 per share. The vesting period for the options is June 3, 2004 to April 30, 2006.

(b)	On October 21, 2004, employees, including executive directors, were granted options to subscribe for 14,670,000 shares at a price of HK$1.54 per share. The vesting period for the options is October 21, 2004 to December 31, 2006.

(c)	On January 5, 2005, executive directors were granted options to subscribe for 16,000,000 shares at a price of HK$1.54 per share. The vesting period for the options is January 5, 2005 to December 31, 2006.

(d)	On October 3, 2005, an employee was granted options to subscribe for 1,000,000 shares at a price of HK$0.81 per share. The vesting period for the options is October 3, 2005 to September 30, 2006.

(e)	On May 22, 2006, employees, including executive directors, were granted options to subscribe for 32,210,000 shares at a price of HK$0.66 per share. The vesting period for the options is May 22, 2006 to May 21, 2009.

(f)	On July 3, 2006, an employee was granted options to subscribe for 1,000,000 shares at a price of HK$0.68 per share. The vesting period for the options is July 3, 2006 to July 2, 2009.

City Telecom (H.K.) Limited

Consolidated financial statements for the year August 31, 2007

24	Equity settled share-based transactions (continued)

2002 Share Option Scheme (continued)

Notes: (continued)

(g)	On August 3, 2006, an employee was granted options to subscribe for 100,000 shares at a price of HK$0.71 per share. The vesting period of the option is August 3, 2006 to August 2, 2009.

(h)	On November 22, 2006, an employee was granted options to subscribe for 200,000 shares at a price of HK$0.73 per share. The vesting period of the option is November 22, 2006 to November 14, 2009.

(i)	On May 23, 2007, an employee was granted options to subscribe for 100,000 shares at a price of HK$2.03 per share. The vesting period of the option is May 23, 2007 to June 11, 2010.

(j)	The share options outstanding in respect of the 1997 Share Option Scheme and 2002 Share Options Scheme as of August 31, 2005, 2006 and 2007 is summarized as follows:

	Number of share options outstanding	Weighted average exercise prices per share	Weighted average market price at the date of grant
	(thousands)	HK$’000	HK$’000
Balance at September 1, 2004	6,600	1.39	1.36
Granted during the year	30,670	1.54	1.48
Exercised during the year	(52)	0.58	N/A

Balance at August 31, 2005	37,218	1.51	1.46
Granted during the year	34,310	0.67	0.74
Exercised during the year	(50)	0.26	N/A
Lapsed during the year	(5,260)	1.54	N/A

Balance at August 31, 2006	66,218	1.08	1.04
Granted during the year	300	1.16	1.19
Exercised during the year	(2,328)	0.76	0.74
Lapsed during the year	(2,840)	0.93	0.89

Balance at August 31, 2007	61,350	1.09	1.06

City Telecom (H.K.) Limited

Consolidated financial statements for the year August 31, 2007

24	Equity settled share-based transactions (continued)

2002 Share Option Scheme (continued)

Notes: (continued)

(k)	The following table summarizes the information about share options outstanding at August 31, 2007:

Date of grant	Exercise price at August 31, 2007	Number of outstanding at August 31, 2007	Remaining life	Exercisable options at August 31, 2007
		(thousands)	(months)	(thousands)
June 3, 2004	1.47	6,000	81	6,000
October 21, 2004	1.54	8,340	86	8,340
January 5, 2005	1.54	16,000	86	16,000
October 3, 2005	0.81	1,000	97	1,000
May 22, 2006	0.66	28,940	105	9,120
July 3, 2006	0.68	700	106	—
August 3, 2006	0.71	70	107	—
November 22, 2006	0.73	200	110	—
May 23, 2007	2.03	100	117	—

		61,350		40,460

(l)	Fair value of share options and assumptions:

In determining the fair value of the share options granted, the Black-Scholes option pricing model (the “Black-Scholes Model”) has been used. The Black-Scholes Model is one of the most generally accepted methodologies used to calculate the value of options and is one of the recommended option pricing models as set out in Chapter 17 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. The variables of the Black-Scholes Model include expected life of the options, risk-free interest rate, expected volatility and expected dividend yield of the shares of the Company.

City Telecom (H.K.) Limited

Consolidated financial statements for the year August 31, 2007

24	Equity settled share-based transactions (continued)

2002 Share Option Scheme (continued)

Notes: (continued)

(l)	Fair value of share options and assumptions: (continued)

In determining the fair value of the share options granted during the year, the following variables have been applied to the Black-Scholes Model:

Measurement date	June 3, 2004	October 21, 2004	January 5, 2005	October 3, 2005	May 22, 2006	July 3, 2006	August 3, 2006	November 22, 2006	May 23, 2007
Variables
- Expected life (i)	5 years	5 years	5 years	5 years	5 years	5 years	5 years	5 years	5 years
- Risk-free rate (ii)	3.78%	2.65%	2.75%	4.41%	4.63%	4.45%	4.06%	3.76%	4.45%
- Expected volatility (iii)	59.04%	72.06%	69.37%	58.29%	55.04%	53.56%	52.71%	51.02%	56.01%
- Expected dividend yield (iv)	1%	1%	1%	0%	0%	0%	0%	0%	0%

The above variables were determined as follows:

(i)	The expected life is estimated to be 5 years from the date of grant (the “Measurement Date”).

(ii)	The risk-free rate represents the yield of the Hong Kong Exchange Fund Notes corresponding to the expected life of the options as at the Measurement Date.

(iii)	The expected volatility represents the annualized standard deviation of the continuously compounded rates of return on the shares of the most recent period from the Measurement Date that is generally commensurate with the expected term of option (taking into account the remaining contractual life of the option and the effect of the expected early exercise of the option).

(iv)	Dividend yield has been assumed as 1% for options granted in fiscal years 2004 and 2005 and 0% for fiscal years 2006 and 2007.

Using the Black-Scholes Model, the estimated fair value per share option is as follows:

Date of grant	June 3, 2004	October 21, 2004	January 5, 2005	October 3, 2005	May 22, 2006	July 3, 2006	August 3 2006	November 22, 2006	May 23, 2007
	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$
Fair value per share option	0.70	0.84	0.80	0.44	0.33	0.35	0.36	0.35	1.13

The Black-Scholes Model, was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. Such an option pricing model requires input of highly subjective assumptions, including the expected stock volatility. As the Company’s share options have characteristics significantly different from those of traded options, changes in subjective inputs may materially affect the estimated fair value of the options granted.

City Telecom (H.K.) Limited

Consolidated financial statements for the year August 31, 2007

25	Revenues and segmental information

Revenue recognized during the year is as follows:

	Year ended August 31,
	2005	2006	2007
	HK$’000	HK$’000	HK$’000
Revenue
International telecommunications services	532,595	418,276	324,470
Fixed telecommunications network services (note (c))	629,464	716,600	816,800

	1,162,059	1,134,876	1,141,270

Other income
Interest income	13,578	20,378	22,671
Other income	6,037	4,465	3,149

	19,615	24,843	25,820

(a)	Primary reporting format - business segments

The Group is organized on a worldwide basis into two business segments:

-	International telecommunications - provision of international long distance calls services.

-	Fixed telecommunications network - provision of dial up and broadband Internet access services, local voice-over-IP services and IP-TV services.

The Group’s reportable segments are strategic business units that offer different type of telecommunications services. Each of these business units are operated and managed separately.

The Group’s inter-segment transactions mainly consist of provision of leased lines services.

City Telecom (H.K.) Limited

Consolidated financial statements for the year August 31, 2007

25	Revenues and segmental information (continued)

(a)	Primary reporting format - business segments (continued)

Segment results are income/(loss) from operations excluding interest expense and interest income, but includes other income, net. All segment measures are based on accounting policies that are consistent with those used in the preparation of the consolidated financial statements.

	Year ended August 31, 2005
	International tele- communications services	Fixed tele- communications network services	Elimination	Group
	HK$’000	HK$’000	HK$’000	HK$’000
Revenue (note (c))
- External sales	532,595	629,464	—	1,162,059
- Inter-segment sales	4,108	33,188	(37,296)	—

	536,703	662,652	(37,296)	1,162,059

Segment results	89,835	(219,172)		(129,337)

Interest income	13,240	338	—	13,578
Interest expense				(54,462)

Loss before taxation				(170,221)

Segment assets	942,304	1,404,589	—	2,346,893
Unallocated assets				535

Total assets				2,347,428

Segment liabilities	130,011	721,748	—	851,759
Unallocated liabilities				475,215

Total liabilities				1,326,974

Capital expenditure	11,582	407,544	—	419,126
Depreciation	24,928	211,721	—	236,649
Goodwill amortization	—	1,065	—	1,065

City Telecom (H.K.) Limited

Consolidated financial statements for the year August 31, 2007

25	Revenues and segmental information (continued)

(a)	Primary reporting format - business segments (continued)

	Year ended August 31, 2006
	International tele- communications services	Fixed tele- communications network services	Elimination	Group
	HK$’000	HK$’000	HK$’000	HK$’000
Revenue (note (c))
- External sales	418,276	716,600	—	1,134,876
- Inter-segment sales	5,670	31,275	(36,945)	—

	423,946	747,875	(36,945)	1,134,876

Segment results	25,677	(106,724)		(81,047)

Interest income	17,728	2,650	—	20,378
Interest expense				(88,637)

Loss before taxation				(149,306)

Segment assets	626,480	1,497,388	—	2,123,868
Unallocated assets	—	—	—	347

Total assets				2,124,215

Segment liabilities	114,847	921,230	—	1,036,077
Unallocated liabilities				196,484

Total liabilities				1,232,561

Capital expenditure	13,838	309,097	—	322,935
Depreciation	23,598	252,866	—	276,464

City Telecom (H.K.) Limited

Consolidated financial statements for the year August 31, 2007

25	Revenues and segmental information (continued)

(a)	Primary reporting format - business segments (continued)

	Year ended August 31, 2007
	International tele- communications services	Fixed tele- communications network services	Elimination	Group
	HK$’000	HK$’000	HK$’000	HK$’000
Revenue (note (c))
- External sales	324,470	816,800	—	1,141,270
- Inter-segment sales	5,699	27,633	(33,332)	—

	330,169	844,433	(33,332)	1,141,270

Segment results	53,673	42,051		95,724

Interest income	15,032	7,639	—	22,671
Interest expense				(87,504)

Profit before taxation				30,891

Segment assets	541,502	1,619,631	—	2,161,133
Unallocated assets				—

Total assets				2,161,133

Segment liabilities	101,148	955,598	—	1,056,746
Unallocated liabilities				200,505

Total liabilities				1,257,251

Capital expenditure	4,060	128,190	—	132,250
Depreciation	21,707	236,396	—	258,103

City Telecom (H.K.) Limited

Consolidated financial statements for the year August 31, 2007

25	Revenues and segmental information (continued)

(b)	Geographical segments

Although the Group’s two business segments are managed on a worldwide basis, they operate in two main geographical areas:

-	Hong Kong

-	Canada

In presenting information on the basis of geographical segments, revenue and segment results are based on the geographical location of customers. Total assets and capital expenditure are based on the geographical location of the assets.

There were no sales between the geographical segments.

	August 31, 2005
	Revenue	Total assets	Capital expenditure	Fixed assets, net
	HK$’000	HK$’000	HK$’000	HK$’000
Hong Kong	1,138,821	2,337,793	418,981	1,332,172
Canada	23,238	9,100	145	4,371

	1,162,059	2,346,893	419,126	1,336,543

Unallocated assets		535

		2,347,428

	August 31, 2006
	Revenue	Total assets	Capital expenditure	Fixed assets, net
	HK$’000	HK$’000	HK$’000	HK$’000
Hong Kong	1,114,452	2,114,018	321,708	1,362,359
Canada	20,424	9,850	1,227	4,875

	1,134,876	2,123,868	322,935	1,367,234

Unallocated assets		347

		2,124,215

City Telecom (H.K.) Limited

Consolidated financial statements for the year August 31, 2007

25	Revenues and segmental information (continued)

(b)	Geographical segments (continued)

	August 31, 2007
	Revenue	Total assets	Capital expenditure	Fixed assets, net
	HK$’000	HK$’000	HK$’000	HK$’000
Hong Kong	1,120,538	2,149,728	132,031	1,233,100
Canada	20,732	11,405	219	4,123

	1,141,270	2,161,133	132,250	1,237,223

Unallocated assets		—

		2,161,133

(c)	Hong Kong Broadband Network Limited (“HKBN”), a wholly-owned subsidiary of the Group, as a FTNS licensee, provides interconnection services to enable delivery of telecommunications service to customers of different operators. Since interconnection services have been provided in accordance with the FTNS license granted by the Telecommunications Authority (the “TA”), HKBN has been billing mobile operators for the interconnection services provided to them and recognizing revenue (“mobile interconnection charges”) based on management’s best estimate of the amounts it expected to collect. A majority of the mobile operators, however, rejected HKBN’s demand for payment. As a result of non-payment by certain mobile operators, in 2004, the Group asked the TA to make a determination (the “Determination”) on the level of mobile and fixed interconnection charges payable by one of the mobile operators to HKBN; and the effective date of the determined interconnection charges.

In November 2005, HKBN entered into a contractual agreement with one of the mobile operators, which agreed to pay mobile interconnection charges at an interim rate. The final rate to be paid by this mobile operator was subject to adjustment based on the Determination to be issued by the TA.

In March 2006, the TA issued a preliminary analysis (the “2006 PA”) on the Determination with respect to the rates of mobile interconnection charges payable by the mobile operator under dispute and the timing of the Determination. The final level of mobile interconnection charges was still subject to the Determination by the TA as of August 31, 2006.

For the year ended August 31, 2005, the Group recognized revenue for mobile interconnection charges of HK$24,703,000, based on the Group’s best estimate of the amount it expected to collect. For the year ended August 31, 2006, the Group recognized mobile interconnection charges of HK$22,037,000 based on the 2006 PA.

City Telecom (H.K.) Limited

Consolidated financial statements for the year August 31, 2007

25	Revenues and segmental information (continued)

(c)	(continued)

In March 2007, TA issued a revised preliminary analysis (the “2007 PA”) which superseded the 2006 PA. The 2007 PA set out the rates of mobile interconnection charges, which are different from those rates stated in the 2006 PA.

In June 2007, TA issued a final determination (the “Final Determination”) which set out the rates of mobile interconnection charges payable by the mobile operator under dispute, which approximate the rates stated in the 2007 PA.

For the year ended August 31, 2007, the Group recognized revenue for mobile interconnection charges of HK$40,877,000 based on the rates set forth in the Final Determination. The amount recognized includes charges for the fiscal year ended August 31, 2007 and additional charges for the years ended August 31, 2005 and 2006 in excess of amounts previously recognized based on the 2006 PA. As a result of the Final Determination, the Group has also reversed a portion of a previously recognized bad debt provision for mobile interconnection charges receivables of HK$9,404,000 to the consolidated statement of operations (note 7(a)(ii)) based on the amount it expected to collect for billings outstanding through that date.

26	Financial instruments

Exposure to credit, liquidity, interest rate and currency risks arises in the normal course of the Group’s business. These risks are limited by the Group’s financial management policies and practices described below.

(a)	Credit risk

The Group’s credit risk is primarily attributable to trade and other receivables, investments securities, derivative financial instruments and term bank deposits. Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. The maximum exposure to credit risk is represented by the carrying amount of financial asset, including derivative financial instruments. Except for the financial guarantee issued by the Group as disclosed in note 14(d), the Group does not provide any other guarantees which expose the Group to credit risk.

In respect of trade receivables, credit evaluations are performed on all customers requiring credit over a certain amount. Trade receivables are generally due within 30 days from the date of billing. Subscribers with receivables that are more than 3 months overdue are requested to settle all outstanding balances before any further credit is granted. The Group generally does not obtain collateral from customers.

Cash deposits and transactions involving derivative financial instruments with counterparties are placed or limited to high credit-quality financial institutions. The Group has policies that limit the amount of credit exposure to any financial institution. Given the high credit ratings of these financial institutions, management does not expect any of the financial institutions not to meet their obligations.

City Telecom (H.K.) Limited

Consolidated financial statements for the year August 31, 2007

26	Financial instruments (continued)

(b)	Liquidity risk

Management is responsible for the cash management of the Group, including the short term investment of cash surplus and the raising of funds to cover expected cash demands. Management regularly monitors current and expected liquidity requirements and compliance with lending covenants to ensure the Group maintains sufficient cash, readily realizable marketable securities and has adequate amount of committed credit facilities to meet the Group’s liquidity requirements in the short and long term.

(c)	Interest rate risk

The Group’s interest-rate risk arises mainly from its 10-year senior notes which bear interest at the fixed rate of 8.75% per annum. Details of the 10-year senior notes are disclosed in note 13.

(d)	Foreign currency risk

All of the Group’s monetary assets and liabilities are primarily denominated in either Hong Kong dollars or United States dollars. Given the exchange rate of Hong Kong dollar to the U.S. dollar has been pegged at the rate of HK$7.8 = US$1.00 since 1983, management does not expect significant foreign exchange gains or losses between the Hong Kong dollar and the United States dollar.

The Group is exposed to a certain amount of foreign exchange risk in relation to fluctuations between the Hong Kong dollars and the Renminbi arising from its operations in the PRC. In order to limit this foreign currency risk exposure, the Group maintains Renminbi cash balance that approximates three months’ operating cash flows.

(e)	Fair values

The carrying amount of trade receivables less impairment loss for doubtful debts and account payables approximate their fair values. The carrying value and the fair value of the Group’s investment securities, derivative financial instruments and the senior notes as at August 31, 2006 and 2007 are as follows:

	Note	2006		2007
		Carrying amount	Fair value	Carrying amount	Fair value
		HK$’000	HK$’000	HK$’000	HK$’000
Long-term bank deposit	(a)	13,641	13,459	14,415	14,277
Debt securities	(b)	26,633	26,633	28,577	28,577
Interest rate swap	(c)	1,845	1,845	1,039	1,039
8.75% senior notes	(b)	(948,027)	(722,081)	(952,593)	(970,125)

City Telecom (H.K.) Limited

Consolidated financial statements for the year August 31, 2007

26	Financial instruments (continued)

(e)	Fair values (continued)

Notes:

(a)	The fair value of the long term bank deposit is based on issuer’s quoted market price.

(b)	The fair value of debt securities and the 8.75% senior notes is based on quoted market prices at the balance sheet date.

(c)	The fair value of the interest rate swap is the estimated amount that the Group would receive or pay to terminate the swap at the balance sheet, taking into account current interest rates and the current creditworthiness of the counterparties.

27	Barter transaction

(a)	During the year ended August 31, 2004, Hong Kong Broadband Network (“HKBN”), a subsidiary of the Company entered into two agreements with a third party (the “Contract Party 1”). Pursuant to first agreement (“First Agreement”), the Contract Party 1 agreed to sell to HKBN an telecommunications facility (the “Facility”) for cash consideration of approximately HK$42.4 million (the “Facility Consideration”), which was paid by HKBN during the year ended August 31, 2004. In conjunction with the First Agreement, HKBN also entered into an operations and maintenance agreement with the Contract Party 1 for the provision of ongoing operations and maintenance services for the Facility at a fee of approximately HK$1 million per annum, commencing September 1, 2007 onwards.

A second agreement (“Second Agreement”) was entered into on the same date by both parties whereby HKBN agree to provide certain telecommunications services to the Contract Party 1 (the “Services”) for an amount equal to the unit service charges specified in the Second Agreement. The Contract Party 1 is required to pay to HKBN a guarantee minimum service fee of approximately HK$42.4 million over a period of three years, commencing September 1, 2004. A prepayment of the service charges of HK$36.5 million (the “Prepaid Charges”) was paid by the Contract Party 1 to HKBN during the year ended August 31, 2004.

The directors of the Group made an assessment of the fair values of the goods and services exchanged and concluded that no fair values could be assigned to them. Accordingly, the Facility was not recognized as an asset and no revenue or deferred revenue was recognized in the consolidated financial statements as at and for any of the periods presented. The difference between the Facility Consideration and the Prepaid Charges, amounting to approximately HK$5.9 million, was included in long-term receivable balance, and other receivables, deposits and prepayments as at August 31, 2006 and 2007 respectively. In accordance with the terms of agreement, the unpaid portion of the HK$42.2 million guarantee minimum service fee, amounting to approximately HK$5.9 million has been billed to the Contract Party 1 upon the end of service period on September 1, 2007.

City Telecom (H.K.) Limited

Consolidated financial statements for the year August 31, 2007

27	Barter transaction (continued)

(b)	During the year ended August 31, 2005, HKBN entered into an agreement with a third party (“the Contract Party 2”). Pursuant to the agreement:

(i)	HKBN and the Contract Party 2 agreed to make available certain telecommunications services (the “Services Component”) to each other on a barter basis for no consideration for a period of ten years, commencing January 1, 2005.

(ii)	HKBN agreed to provide network capacity to the Contract Party 2 for a service term of fifteen years from the respective activation of the relevant network capacity, and, in exchange, the Contract Party 2 agreed to provide HKBN the right to use telecommunications facilities (the “Capacity Component”) for a term of fifteen years from the respective activation of the relevant facilities. The transaction was entered into on a barter basis with no consideration being exchanged.

The Directors of the Group made an assessment and concluded that since the Services Component and Capacity Component involve an exchange of services of a similar nature and value, the exchange is not regarded as a transaction which generates revenue. Accordingly, both components have not been recognized as an asset or expense and no revenue or deferred revenue was recognized in the financial statements of the Group since inception of the agreement.

28	New effective standards/recent accounting pronouncements

(a)	HKFRSs

Up to the date of issuance of the accompanying consolidated financial statements, the HKICPA has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended August 31, 2007 and which have not been adopted in the accompanying consolidated financial statements.

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has concluded that the adoption of the following developments may result in new or amended disclosure in its consolidated financial statements:

Effective for accounting periods beginning on or after

Amendments to HKAS 1	Presentation of financial statements: capital disclosures	January 1, 2007

HKFRS 7	Financial instruments: disclosures	January 1, 2007

HKFRS 8	Operating segments	January 1, 2009

In respect of other amendments, new standards and new interpretations, the Group is not yet in a position to state whether they would have a significant impact on the Group’s results of operations and financial position.

City Telecom (H.K.) Limited

Consolidated financial statements for the year August 31, 2007

28	New effective standards/recent accounting pronouncements (continued)

(b)	U.S. GAAP

FASB Interpretation No. 48 (“FIN 48”)

In June 2006, the FASB issued FIN 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statements No. 109, which clarifies the accounting for uncertainty in tax positions. This interpretation requires that the Group recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. FIN 48 will be effective for the accounting period from September 1, 2007. Management does not expect the adoption of this interpretation to have a material effect on the Group’s consolidated financial statements.

Statement of Financial Accounting Standards No. 157 (“SFAS 157”)

In September 2006, the FASB issued SFAS 157, “Fair Value Measurements”, which defines fair value, provides a framework for measuring the fair value, and expands the disclosures required for fair value measurements. SFAS 157 does not require any new fair value measurement. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Group is in the process of evaluating the impact of this standard.

Statement of Financial Accounting Standards No. 159 (“FAS 159”)

In February 2007, the FASB issued SFAS 159, “Fair Value Option for Financial Assets and Financial Liabilities”. SFAS 159 permits companies to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains or losses on items for which the fair value option has been elected be reported in earnings. SFAS 159 is effective for the Company on 1 September 2008. The Group is in the process of evaluating the impact of this standard.

City Telecom (H.K.) Limited

Consolidated financial statements for the year August 31, 2007

29	Summary of significant differences between HKFRSs and U.S. GAAP

The Group’s consolidated financial statements are prepared in accordance with HKFRSs, which differ in certain significant respects from U.S. GAAP. The following are significant differences between HKFRSs and U.S. GAAP which pertain to the Group:

City Telecom (H.K.) Limited

Consolidated financial statements for the year August 31, 2007

29	Summary of significant differences between HKFRSs and U.S. GAAP (continued)

Net income/(loss)

		Year ended 31 August,
	Note	2005	2006	2007
		HK$’000	HK$’000	HK$’000
As reported under HKFRSs		(163,496)	(142,062)	28,865

U.S. GAAP adjustments:
- Share-based compensation under intrinsic Value method	(a)	389	—	—
- Reversal of retrospective HK GAAP adjustment in respect of share-based compensation	(a)	6,965	—	—
- Reversal of amortization of goodwill (acquired after June 30, 2001)	(b)	1,065	—	—
- Fair value of interest rate swap	(c)	1,890	—	—
- Fair value of foreign forward exchange contracts	(c)	4,039	—	—
- Tax effect of U.S. GAAP adjustments	(d)	—	—	—

Net income/(loss) under U.S. GAAP		(149,148)	(142,062)	28,865

Basic weighted average common shares issued and outstanding (in 000’s)		613,525	614,134	614,840
Incremental shares from assumed exercise of share options (in 000’s)		—	—	16,479

Diluted weighted average common and potential shares issued and outstanding (in 000’s)	‘’	613,525	614,134	631,319

Earnings/(loss) per share under U.S. GAAP (note)
- Basic		(24.3) cents	(23.1) cents	4.7 cents

- Diluted		(24.3) cents	(23.1) cents	4.6 cents

Note:	The number of incremental shares from assumed exercise of stock options and warrants is determined using the treasury stock method. At August 31, 2005 and 2006, the number of shares used in the calculation of diluted loss per share is equal to the basic weighted average common shares issued and outstanding as the incremental effect of outstanding share options would be anti-dilutive in a loss making year.

City Telecom (H.K.) Limited

Consolidated financial statements for the year August 31, 2007

29	Summary of significant differences between HKFRSs and U.S. GAAP (continued)

Total shareholders’ equity

		Year ended August 31,
	Note	2005	2006	2007
		HK$’000	HK$’000	HK$’000
Total shareholders’ equity

As reported under HKFRSs		1,020,454	891,654	903,882

U.S. GAAP adjustments:
- Goodwill	(b)	5,092	5,092	5,092
- Accumulated amortization of goodwill	(b)	(3,735)	(3,735)	(3,735)
- Reversal of amortization of goodwill	(b)	4,260	4,260	4,260
- Fair value of interest rate swap	(c)	2,570	—	—
- Fair value of forward foreign exchange contracts	(c)	4,039
- Tax effect of U.S. GAAP adjustments	(d)	—	—	—

Total shareholders’ equity under U.S. GAAP		1,032,680	897,271	909,499

Condensed consolidated statements of operations

	Year ended August 31,
	2005	2006	2007
	HK$’000	HK$’000	HK$’000
Revenue, net	1,162,059	1,134,876	1,141,270

Operating expenses:
- Network costs	(550,029)	(554,136)	(451,080)
- Sales and marketing expenses	(267,423)	(204,952)	(203,673)
- General and administrative expenses	(436,117)	(443,850)	(387,373)
- Provision for doubtful accounts	(35,445)	(17,450)	(6,569)

Income/(loss) from operations	(126,955)	(85,512)	92,575
Interest income	13,578	20,378	22,671
Interest expense	(54,462)	(88,637)	(87,504)
Other income, net	11,966	4,465	3,149

Income/(loss) before income taxes	(155,873)	(149,306)	30,891
Income tax (expense)/credit	6,725	7,244	(2,026)

Net income/(loss)	(149,148)	(142,062)	28,865

City Telecom (H.K.) Limited

Consolidated financial statements for the year August 31, 2007

29	Summary of significant differences between HKFRSs and U.S. GAAP (continued)

Statement of changes in shareholders’ equity

	Ordinary shares		Additional paid-in capital
	Number of shares outstanding	Amount outstanding	Share premium	Warrant reserve	Cumulative foreign currency translation reserve	Capital reserve	Retained profits	Total shareholders’ equity
		HK$	HK$	HK$	HK$	HK$	HK$	HK$
		(Amounts in thousands, except number of shares)
Balance at August 31, 2004	610,573,361	61,057	617,986	365	983	28,204	472,335	1,180,930
Shares issued upon exercise of share options	52,000	5	25	—	—	—	—	30
Compensation cost for share options	—	—	—	—	—	(389)	—	(389)
Release of warrant reserve upon warrant expiration	—	—	—	(18)	—	—	18	—
Shares issued upon exercise of warrants	3,500,043	350	1,397	(347)	—	—	—	1,400
Net loss	—	—	—	—	—	—	(149,148)	(149,148)
Foreign currency translation adjustment	—	—	—	—	(143)	—	—	(143)

Balance at August 31, 2005	614,125,404	61,412	619,408	—	840	27,815	323,205	1,032,680
Shares issued upon exercise of share options	5,000	5	8	—	—	—	—	13
Compensation cost for share options	—	—	251	—	—	6,572	—	6,823
Net loss	—	—	—	—	—	—	(142,062)	(142,062)
Foreign currency translation adjustment	—	—	—	—	(183)	—	—	(183)

Balance at August 31, 2006	614,175,404	61,417	619,667	—	657	34,387	181,143	897,271
Shares issued upon exercise of share options	2,328,000	233	2,135	—	—	(611)	—	1,757
Compensation cost for share options	—	—	—	—	—	5,727	—	5,727
Net income	—	—	—	—	—	—	28,865	28,865
2007 interim dividend declared and paid	—	—	—	—	—	—	(24,635)	(24,635)
Foreign currency translation adjustment	—	—	—	—	514	—	—	514

Balance at August 31, 2007	616,503,404	61,650	621,802	—	1,171	39,503	185,373	909,499

City Telecom (H.K.) Limited

Consolidated financial statements for the year August 31, 2007

29	Summary of significant differences between HKFRSs and U.S. GAAP (continued)

Comprehensive (loss)/income

The comprehensive (loss)/income of the Group, determined in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 130 “Reporting Comprehensive Income”, is set out as follows:

	Year ended August 31,
	2005	2006	2007
	HK$’000	HK$’000	HK$’000
(Loss)/Net income under U.S. GAAP	(149,148)	(142,062)	28,865
Foreign currency translation adjustment	(143)	(183)	514

Comprehensive (loss)/income	(149,291)	(142,245)	29,379

Condensed consolidated statement of cash flows

Under HKFRSs, in adopting HKAS 7, three categories of activities are reported: operating activities; investing activities and financing activities, which is similar to U.S. GAAP. However, under HKFRSs, the difference is that cash flows from interest income would be included in investing activities whereas under U.S. GAAP it would be included in operating activities.

Summary cash flow information under U.S. GAAP is as follows:

	Year ended August 31,
	2005	2006	2007
	HK$’000	HK$’000	HK$’000
Net cash provided by operating activities	90,984	204,583	406,732
Net cash (used in)/provided by investing activities	(571,018)	(513,120)	91,382
Net cash provided by/(used in) financing activities	773,023	(86,486)	(109,566)

Increase/(decrease) in cash and bank balances	292,989	(395,023)	388,548
Cash and bank balances at the beginning of year	247,517	539,591	144,917
Effect of foreign exchange rate changes	(915)	349	(571)

Cash and bank balances at the end of year	539,591	144,917	532,894

City Telecom (H.K.) Limited

Consolidated financial statements for the year August 31, 2007

29	Summary of significant differences between HKFRSs and U.S. GAAP (continued)

(a)	Share-based compensation

Prior to HKFRS 2 “Share-based payment” becoming effective for the fiscal year beginning on September 1, 2005, no staff compensation cost was recognized in respect of the grant of share options. Proceeds from the issuance of shares upon the exercise of share options were credited to share capital and share premium accounts. With effect from September 1, 2005, in order to comply with HKFRS 2, the Group recognizes the fair value of share options as compensation expense, or an asset, if the cost qualifies for recognition as an asset with the corresponding increase to capital reserve. The new accounting policy has been applied retrospectively with comparatives restated in accordance with HKFRS 2. The impact of the restatement for the year ended August 31, 2005 was HK$6,965,000 which was reversed under U.S. GAAP.

Under U.S. GAAP, for periods ended on or prior to August 31, 2005, the Group applied the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations to account for share options. Under APB 25, share-based compensation was recorded on the date of grant only if the then market price of the underlying stock exceeded the exercise price of the share options.

For the year ended August 31, 2005, under U.S. GAAP, the Group recognized share-based compensation expenses of HK$389,000 because options were granted when the then market price of the underlying ordinary share exceeded the exercise price of the share options as described in the following. On October 21, 2004, the Company issued 14,670,000 share options to employees at an exercise price of HK$1.54 each when the market value of the ordinary shares on that date was HK$1.49. The difference of HK$0.05 between the exercise price and the market value of the ordinary shares was recognized in the consolidated statement of operations over the vesting period. On January 4, 2005, the Company issued 16,000,000 share options to certain directors of the Group at an exercise price of HK$1.54 each when the market value of the ordinary shares of the Company was HK$1.48. The difference of HK$0.06 between the exercise price and the market value of the ordinary shares was recognized in the consolidated statement of operations over the vesting period.

City Telecom (H.K.) Limited

Consolidated financial statements for the year August 31, 2007

29	Summary of differences between HKFRSs and U.S. GAAP (continued)

(a)	Share-based compensation (continued)

On September 1, 2005, the Group adopted SFAS No. 123 (revised 2004) (“SFAS No. 123(R)”). SFAS No. 123(R) replaces SFAS No.123 “Accounting for Stock-Based Compensation” and supersedes APB 25. Under SFAS No. 123(R), the Group is required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and to recognize the cost over the period during which an employee is required to provide service in exchange for the award. In applying the transition provisions of SFAS No.123(R), the Group used the modified prospective method in which the grant-date fair values of unvested awards that are outstanding on the date of adoption are charged to expense over their remaining vesting periods.

As a result of the adoption of HKFRS 2 and SFAS No. 123(R) on September 1, 2005, there was no difference arising from the recognition of share-based compensation because there was no difference in the results of applying the transitional provisions under HKFRSs and U.S. GAAP and the methods used to determined the share-based compensation were the same under HKFRSs and U.S. GAAP.

The following table illustrates the pro forma effect on net income as if the fair-value-based method under SFAS No. 123 had been applied to all outstanding and unvested share options for the year ended August 31, 2005.

Year ended August 31, 2005
HK$’000
Net loss

As reported	(149,148)
Less: Total share-based compensation expense determined under intrinsic value method for all awards	(389)
Less: Total share-based compensation expense determined under fair value method for all awards, net of tax	(20,547)

(170,084)

Basic loss per share

As reported	HK(24.3) cents
Pro forma	HK(27.7) cents

Diluted loss per share

As reported	HK(24.3) cents
Pro forma	HK(27.7) cents

City Telecom (H.K.) Limited

Consolidated financial statements for the year August 31, 2007

29	Summary of differences between HKFRSs and U.S. GAAP (continued)

(a)	Share-based compensation (continued)

The weighted average fair value of share options at the date of grant was HK$0.82 per option for the year ended August 31, 2005. The value was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

Year ended August 31, 2005
HK$’000
Weighted average

Risk-free interest rates	2.7%
Dividend yield	1%
Volatility factor of the expected market price of the Company’s shares	70.66%
Expected life of the options	5 years

(b)	Goodwill

Prior to September 1, 2001, goodwill arising from a business combination was charged against available reserves. In January 2001, HKICPA issued Statement of Standard Accounting Practice (“SSAP”) No. 30 “Business Combinations” which applied to business combinations for which the agreement date is on or after September 1, 2001. As a result of the adoption of this SSAP in the fiscal year ended August 31, 2002 and up to September 1, 2005, goodwill on acquisitions occurring on or after September 1, 2001 was shown separately on the consolidated balance sheet and amortized using the straight-line method over its estimated useful life.

On September 1, 2005, the Group adopted HKFRS 3 “Business Combinations”. Under HKFRS 3, goodwill is recorded at cost less any accumulated impairment losses and is no longer amortized. Goodwill is subject to an annual impairment test and when there is an indication of impairment. An impairment loss is recognized when the carrying amount of the cash generating unit to which the goodwill has been allocated exceeds its recoverable amounts. In accordance with the transitional arrangements under HKFRS 3, goodwill which had previously been taken directly to reserves (i.e. goodwill which arose before September 1, 2001) is not recognized in the consolidated statement of operations on disposal or impairment of the acquired business, or under any other circumstances. The adoption of HKFRS 3 did not result in any restatement in the consolidated financial statements of prior years and therefore had no impact on U.S. GAAP adjustments of prior years.

City Telecom (H.K.) Limited

Consolidated financial statements for the year August 31, 2007

29	Summary of differences between HKFRSs and U.S. GAAP (continued)

(b)	Goodwill (continued)

Under U.S. GAAP, goodwill arising from a business combination is not amortized and is required to be tested annually for impairment in accordance with SFAS No. 142 “Goodwill and Other Intangible Assets”.

As a result of the adoption of HKFRS 3, there were no U.S. GAAP adjustments pertaining to goodwill for the years ended August 31, 2006 and 2007.

(c)	Derivative instruments

Prior to September 1, 2005, derivative financial instruments entered into by the Group to hedge the interest rate risk of a recognized asset or liability or the foreign currency risk of a committed future transaction were recognized on an accrual basis with reference to the timing of the recognition of the hedged transaction.

With effect from September 1, 2005, and in accordance with HKAS 39, all derivative financial instruments entered into by the Group are stated at fair value. Changes in the fair value of derivatives that are designated and qualified as a cash flow hedge are recognized in equity to the extent that the hedge is effective and until the hedged transaction occurs. Any changes in fair value of derivative financial instruments which do not qualify as cash flow hedges are recognized in the consolidated statement of operations. The adoption of HKAS 39 did not result in any restatement in the consolidated financial statements of prior years and therefore had no impact on U.S. GAAP adjustments of prior years.

Under U.S. GAAP, the Group follows SFAS No. 133 “Accounting for Derivative Instruments and Hedge Activities”, as amended by SFAS No. 138 “Accounting for Certain Derivative Instruments and Certain Hedging Activities”, which requires all derivative instruments be recognized on the balance sheet at fair value. The accounting for changes in fair value depends on whether the derivative instrument qualifies as a hedge. Gains or loss on a derivative instrument designated and qualifying as a fair value hedge as well as the offsetting loss or gain on the hedged item attributable to the hedged risk shall be recognized currently in the consolidated statement of operations. The effective portion of the gain or loss on a derivative instrument designated and qualifying as a cash flow hedging instrument shall be reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged forecasted transaction impacts earnings. The ineffective portion of gain or loss on the derivative instrument, if any, shall be recognized currently in earnings. For derivative that does not qualify as a hedge, the gain or loss reflecting changes in fair value is recognized in earnings. As of the periods presented, none of the financial derivatives of the Group qualified as hedges.

As a result of the adoption of HKAS 39, there were no reconciling differences pertaining to derivative instruments for the years ended August 31, 2006 and 2007.

City Telecom (H.K.) Limited

Consolidated financial statements for the year August 31, 2007

29	Summary of differences between HKFRSs and U.S. GAAP (continued)

(d)	Deferred taxes

Under HKFRSs, deferred taxes are provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Under U.S. GAAP, the Group is required to recognize deferred tax assets and liabilities for the expected future tax consequences of all events that have been included in the account or tax returns. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial reporting basis and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Future tax benefits in respect of tax losses carry forward are also required to be recognized in full. A valuation allowance is required to be established for such assets if it is more likely than not that the Group will not be able to utilize such benefits in the future.

There were no differences in the amount of deferred tax assets recognised under HKFRSs and U.S. GAAP. For the years ended August 31, 2005, 2006 and 2007, no adjustment was made for tax effects of U.S. GAAP adjustments because the U.S. GAAP adjustments in those years had no tax consequences under Hong Kong tax laws.

The following additional financial statements disclosures are required under U.S. GAAP and are presented on a U.S. GAAP basis.

	August 31,
	2006	2007
	HK$’000	HK$’000
Deferred tax assets:

Tax losses	204,300	182,739
Share-based payment	2,429	—

Total gross deferred tax assets	206,729	182,739
Valuation allowance	(52,404)	(48,120)

Net deferred tax assets	154,325	134,619

Deferred tax liabilities:

Accelerated depreciation allowance	(154,678)	(134,910)

Total gross deferred tax liabilities	(154,678)	(134,910)

Net deferred tax liabilities	(353)	(291)

City Telecom (H.K.) Limited

Consolidated financial statements for the year August 31, 2007

29	Summary of differences between HKFRSs and U.S. GAAP (continued)

(d)	Deferred taxes (continued)

The tax effect on accumulated tax losses amounted to HK$182,739,000 (2006: HK$204,300,000). Realization of deferred tax assets associated with tax loss carrying forwards is dependent upon generating sufficient taxable income. As of August 31, 2007, a valuation allowance of HK$48,120,000 (2006: HK$52,404,000) has been provided against deferred tax assets since management believes it is more likely than not the Group will not be able to utilise such benefits in the foreseeable future.

Changes in the valuation allowance consist of:

	Year ended August 31,
	2005	2006	2007
	HK$’000	HK$’000	HK$’000
Balance at beginning of the year	7,633	29,804	52,404
Addition/(reduction) to income tax expense	22,171	22,600	(1,979)
Valuation allowance written off	—	—	(2,305)

Balance at end of the year	29,804	52,404	48,120

(e)	Investment securities

The Group’s investment securities consist of equity-indexed mutual fund securities and long-term bank deposits.

Under HKFRSs, the equity-linked mutual fund securities have been designated as financial asset at fair value through profit or loss as permitted under HKAS 39 “Financial Instruments: Recognition and Measurement”.

Under U.S. GAAP, the Group follows SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” which requires the embedded derivative in the equity-linked mutual fund securities to be separated and accounted for as a derivative instrument, and the host contract to be accounted for based on generally accepted accounting principles applicable to the instruments of that type that do not contain derivative instruments. Accordingly, the host contracts of the equity-linked mutual fund securities are classified as held-to-maturity securities under SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities” and measured at amortized cost while the embedded derivatives are accounted for in accordance with SFAS No. 133 and measured at fair value.

For the periods presented, there were no differences between i) the fair value of the equity-indexed debt securities; and ii) the aggregate of the amortized cost of the host contracts and the fair value of the embedded derivative instruments.

City Telecom (H.K.) Limited

Consolidated financial statements for the year August 31, 2007

29	Summary of differences between HKFRSs and U.S. GAAP (continued)

(f)	Deposits for purchase of fixed assets and lease of land and building

Under HKFRSs, deposits for purchase of fixed assets and lease of land and buildings are classified as current assets if the amounts are expected to be realized within twelve months after the balance sheet date. Under U.S. GAAP, such deposits are classified as non-current assets. As at August 31, 2006 and 2007, deposits for purchase of fixed assets and lease of land and building were HK$17,873,000 and HK$13,263,000, respectively.

(g)	Debt issue costs

Under HKFRSs, debt issue costs are reported as a reduction against the related debt proceeds and amortized over the life of the related debt using effective interest method. Under U.S. GAAP, such costs are disclosed separately as non-current asset and are similarly amortized. As at August 31, 2006 and 2007, the unamortized debt issue costs were HK$24,473,000 and HK$22,336,000, respectively.

30	Subsequent events

(a)	Network cost

On December 28, 2007, subsequent to the issuance of the Group’s consolidated financial statements for the year ended August 31, 2007 for Hong Kong statutory purposes, the TA issued a statement (“TA statement”) on the USC and confirmed the actual contribution level for the period from January 1, 2005 to June 30, 2007. Based on the TA statement, management estimated that there will be a refund of previously contributed USC of HK$7,617,000, which is expected to be recorded as a reduction against the Group’s network costs for the fiscal year ending August 31, 2008.

(b)	Senior notes

Between September 1, 2007 and January 22, 2008, the Group repurchased the 8.75% senior notes with a cumulative principal value of US$21,850,000 (equivalent to HK$170,430,000) in the open market. The total consideration paid including accrued interest was approximately US$22,057,000 (equivalent to HK$172,044,600). The gain on extinguishment was approximately US$46,000 (equivalent to HK$359,000) which is expected to be recorded in the consolidated statement of operations for the year ending August 31, 2008. The principal value of the 8.75% notes remaining in issue after the repurchases is US$103,150,000 (equivalent to HK$804,570,000).

City Telecom (H.K.) Limited

Consolidated financial statements for the year August 31, 2007

31	Supplemental guarantors consolidated financial information

The senior notes mentioned above in note 13 are fully, irrevocably and unconditionally guaranteed, jointly and severally, on a senior unsecured basis by all of the subsidiaries of City Telecom (H.K.) Limited (collectively defined as “Guarantor Subsidiaries”), except CTI Guangzhou Customer Services Co. Ltd. in the PRC (“Non-guarantor Subsidiary”).

The condensed consolidated financial information is presented below and should be read in connection with the consolidated financial statements of City Telecom (H.K.) Limited prepared under HKFRSs. Separate financial statements of the Guarantor Subsidiaries are not presented because the Guarantor Subsidiaries are wholly-owned and have fully and unconditionally guaranteed the Notes on a joint and several basis. Reconciliations to U.S. GAAP are not presented because the majority of the reconciling items relate to City Telecom (H.K.) Limited and Guarantor Subsidiaries are already disclosed and explained in Note 29.

The following condensed consolidated financial information presents the condensed consolidated balance sheets as of August 31, 2006 and 2007 and the related condensed consolidated statements of operations and statements of cash flows for the years ended August 31, 2005, 2006 and 2007 of (a) City Telecom (H.K.) Limited, the parent; (b) the Guarantor Subsidiaries on a combined basis; (c) the Non-guarantor Subsidiary; (d) eliminating entries; and (e) the total consolidated amounts.

City Telecom (H.K.) Limited

Consolidated financial statements for the year August 31, 2007

31	Supplemental guarantors consolidated financial information (continued)

Condensed consolidated balance sheet as of August 31, 2007

	City Telecom (H.K.) Limited	Guarantor subsidiaries	Non- guarantor subsidiary	Eliminating entries	Consolidated total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Current assets

Cash and bank balances	220,531	303,227	9,136		532,894
Pledged bank deposits	87,220	—	—		87,220
Trade receivables, net	12,105	158,446	—		170,551
Other receivables, deposits and prepayments	4,579	56,290	2,207	(3,704)	59,372
Inventories	477	—	—		477
Investment securities	—	3,779	—		3,779
Deferred expenditure	—	13,584	—		13,584

Total current assets	324,912	535,326	11,343		867,877
Fixed assets, net	100,201	1,126,870	10,152		1,237,223
Investments in subsidiaries (note)	1,495,935	274,449	—	(1,770,384)	—
Investment securities	39,213	—	—		39,213
Other long-term assets	—	33,645	—	(16,825)	16,820

Total assets	1,960,261	1,970,290	21,495		2,161,133

Current liabilities

Amounts due to subsidiaries/ fellow subsidiaries	10,830	1,490,567	(4,771)	(1,496,626)	—
Trade payables	37,477	38,542	—		76,019
Deposits received	7,876	8,312	—		16,188
Current portion of deferred service income	11,380	56,532	—	(3,710)	64,202
Other payables and accrued charges	18,694	119,642	6,931		145,267
Income tax payable	356	62	1,063		1,481
Current portion of obligation under finance leases	104	731	—		835

Total current liabilities	86,717	1,714,388	3,223		303,992
Long-term liabilities	970,833	386	(70)	(17,890)	953,259

Total liabilities	1,057,550	1,714,774	3,153		1,257,251

City Telecom (H.K.) Limited

Consolidated financial statements for the year August 31, 2007

31	Supplemental guarantors consolidated financial information (continued)

Condensed consolidated balance sheet as of August 31, 2007 (continued)

	City Telecom (H.K.) Limited	Guarantor subsidiaries	Non- guarantor subsidiary	Eliminating entries	Consolidated total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Commitments and contingencies

Shareholders’ equity
- Ordinary shares, par value
HK$0.1 per share
- 2,000,000,000 shares authorized
- 616,503,404 shares issued and outstanding at August 31, 2007	61,650	15,485	8,131	(23,616)	61,650
Share premium	622,433	470,836	—	(470,836)	622,433
Retained profits/(accumulated losses)	200,519	(230,666)	9,033	221,633	200,519
Other reserves	18,109	(139)	1,178	132	19,280

Total shareholders’ equity	902,711	255,516	18,342		903,882

Total liabilities and shareholders’ equity	1,960,261	1,970,290	21,495		2,161,133

Note:	The amounts of investment in subsidiaries at City Telecom (H.K.) Limited level have included the share of net assets of its subsidiaries using the equity method of accounting.

City Telecom (H.K.) Limited

Consolidated financial statements for the year August 31, 2007

31	Supplemental guarantors consolidated financial information (continued)

Condensed consolidated balance sheet as of August 31, 2006

	City Telecom (H.K.) Limited	Guarantor subsidiaries	Non- guarantor subsidiary	Eliminating entries	Consolidated total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Current assets

Cash and bank balances	86,670	31,349	26,898		144,917
Term deposit	121,037	65,000	51,459		237,496
Pledged bank deposits	87,022	—	—		87,022
Trade receivables, net	12,506	128,092	—		140,598
Other receivables, deposits and prepayments	5,210	73,785	2,292	(3,704)	77,583
Inventories	812	44	—		856
Deferred expenditure	—	10,808	—		10,808
Tax recoverable	—	347	—		347

Total current assets	313,257	309,425	80,649		699,627
Fixed assets, net	115,014	1,236,269	15,951		1,367,234
Investments in subsidiaries (note)	1,502,480	245,819	—	(1,748,299)	—
Investment securities	36,645	3,629	—		40,274
Other long-term assets	—	37,609	—	(20,529)	17,080

Total assets	1,967,396	1,832,751	96,600		2,124,215

Current liabilities

Amounts due to subsidiaries/ fellow subsidiaries	10,830	1,428,297	75,315	(1,514,442)	—
Trade payables	59,143	27,242	—		86,385
Deposits received	8,283	7,947	—		16,230
Current portion of deferred service income	8,157	29,282	—	(3,696)	33,743
Other payables and accrued charges	19,116	117,734	6,636		143,486
Income tax payable	908	18	1,038		1,964
Current portion of obligation under finance leases	71	1,226	—		1,297

Total current liabilities	106,508	1,611,746	82,989		283,105
Long-term liabilities	969,891	1,166	(56)	(21,545)	949,456

Total liabilities	1,076,399	1,612,912	82,933		1,232,561

City Telecom (H.K.) Limited

Consolidated financial statements for the year August 31, 2007

31	Supplemental guarantors consolidated financial information (continued)

Condensed consolidated balance sheet as of August 31, 2006 (continued)

	City Telecom (H.K.) Limited	Guarantor subsidiaries	Non- guarantor subsidiary	Eliminating entries	Consolidated total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Commitments and contingencies

Shareholders’ equity
- Ordinary shares, par value
HK$0.1 per share
- 2,000,000,000 shares authorised
- 614,175,404 shares issued and outstanding at August 31, 2006	61,417	15,485	8,131	(23,616)	61,417
Share premium	620,298	470,836	—	(470,836)	620,298
Retained profits/(accumulated losses)	196,289	(266,477)	5,217	261,260	196,289
Other reserves	12,993	(5)	319	343	13,650

Total shareholders’ equity	890,997	219,839	13,667		891,654

Total liabilities and shareholders’ equity	1,967,396	1,832,751	96,600		2,124,215

Note:	The amounts of investment in subsidiaries at City Telecom (H.K.) Limited level have included the share of net assets of its subsidiaries using the equity method of accounting.

City Telecom (H.K.) Limited

Consolidated financial statements for the year August 31, 2007

31	Supplemental guarantors consolidated financial information (continued)

Condensed consolidated statement of operations for the year ended August 31, 2007

	City Telecom (H.K.) Limited	Guarantor subsidiaries	Non- guarantor subsidiary	Eliminating entries	Consolidated Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Revenue	124,017	1,186,356	108,692	(277,795)	1,141,270
Network costs	(50,522)	(203,506)	—	39,437	(214,591)
Operating expenses:
- Salaries and related costs	(30,475)	(209,065)	(77,594)	96,032	(221,102)
- Sales and marketing expenses	(12,601)	(362,975)	—	171,903	(203,673)
- General and administrative expenses	(43,149)	(344,162)	(26,050)	10,601	(402,760)
- Provision for doubtful accounts	(796)	(5,773)	—		(6,569)

Income/(loss) from operations	(13,526)	60,875	5,048		92,575
Interest income	13,390	8,606	675		22,671
Interest expense	(87,474)	(68,161)	—	68,131	(87,504)
Other income, net	50,031	59,200	43	(106,125)	3,149
Share of net losses from subsidiaries (note)	66,444	—	—	(66,444)	—

Income before taxation	28,865	60,520	5,766		30,891
Income tax credit	—	(75)	(1,951)		(2,026)

Net income	28,865	60,445	3,815		28,865

Note:	The net (loss)/income amounts at City Telecom (H.K.) Limited level have included the share of net (losses)/income of its subsidiaries using the equity method of accounting.

City Telecom (H.K.) Limited

Consolidated financial statements for the year August 31, 2007

31	Supplemental guarantors consolidated financial information (continued)

Condensed consolidated statement of operations for the year ended August 31, 2006

	City Telecom (H.K.) Limited	Guarantor subsidiaries	Non- guarantor subsidiary	Eliminating entries	Consolidated total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Revenue	174,113	1,110,256	116,355	(265,848)	1,134,876
Network costs	(87,849)	(254,740)	—	41,996	(300,593)
Operating expenses:
- Salaries and related costs	(44,254)	(233,105)	(81,887)	102,525	(256,721)
- Sales and marketing expenses	(20,567)	(336,985)	—	152,600	(204,952)
- General and administrative expenses	(56,366)	(366,635)	(30,353)	12,682	(440,672)
- Provision for doubtful accounts	(1,090)	(16,360)	—		(17,450)

(Loss)/income from operations	(36,013)	(97,569)	4,115		(85,512)
Interest income	16,594	2,946	838		20,378
Interest expense	(88,584)	(60,454)	—	60,401	(88,637)
Other income, net	67,672	39,201	2,245	(104,653)	4,465
Share of net losses from subsidiaries (note)	(111,171)	—	—	111,171	—

(Loss)/income before taxation	(151,502)	(115,876)	7,198		(149,306)
Income tax expense/(credit)	9,440	11	(2,207)		7,244

Net (loss)/income	(142,062)	(115,865)	4,991		(142,062)

Note:	The net (loss)/income amounts at City Telecom (H.K.) Limited level have included the share of net (losses)/income of its subsidiaries using the equity method of accounting.

City Telecom (H.K.) Limited

Consolidated financial statements for the year August 31, 2007

31	Supplemental guarantors consolidated financial information (continued)

Condensed consolidated statement of operations for the year ended August 31, 2005

	City Telecom (H.K.) Limited	Guarantor subsidiaries	Non- guarantor subsidiary	Eliminating entries	Consolidated total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Revenue	227,045	1,104,389	122,054	(291,429)	1,162,059
Network costs	(111,836)	(271,203)	—	43,637	(339,402)
Operating expenses:
- Salaries and related costs	(50,705)	(224,799)	(94,120)	110,232	(259,392)
- Sales and marketing expenses	(25,506)	(416,728)	—	174,251	(267,983)
- General and administrative expenses	(65,552)	(316,284)	(26,132)	12,757	(395,211)
- Provision for doubtful accounts	(1,814)	(33,631)	—		(35,445)

(Loss)/income from operations	(28,368)	(158,256)	1,802		(135,374)
Interest income	13,061	403	114		13,578
Interest expense	(54,167)	(17,354)	—	17,059	(54,462)
Other income, net	25,617	43,515	99	(63,194)	6,037
Share of net losses from subsidiaries (note)	(128,156)	—	—	128,156	—

(Loss)/income before taxation	(172,013)	(131,692)	2,015		(170,221)
Income tax expense/(credit)	8,517	(854)	(938)		6,725

Net (loss)/income	(163,496)	(130,546)	1,077		(163,496)

Note:	The net loss amounts at City Telecom (H.K.) Limited level have included the share of net income/(losses) of its subsidiaries using the equity method of accounting.

City Telecom (H.K.) Limited

Consolidated financial statements for the year August 31, 2007

31	Supplemental guarantors consolidated financial information (continued)

Condensed consolidated statement of cash flows for the year ended August 31, 2007

	City Telecom (H.K.) Limited	Guarantor subsidiaries	Non- guarantor subsidiary	Eliminating entries	Consolidated total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Net cash provided/(used in) by operating activities	110,190	342,627	(69,035)	217	383,999
Net cash generated from/ (used in) investing activities	132,039	(69,197)	51,211		114,053
Net cash (used in)/provided by financing activities	(108,277)	(1,227)	—		(109,504)

Net increase/(decrease) in cash and bank balances	133,952	272,203	(17,824)		388,548
Cash and bank balances at beginning of year	86,670	31,349	26,898		144,917
Effects of foreign exchange rates changes	(91)	(325)	62	(217)	(571)

Cash and bank balances at end of year	220,531	303,227	9,136		532,894

Condensed consolidated statement of cash flows for the year ended August 31, 2006

	City Telecom (H.K.) Limited	Guarantor subsidiaries	Non- guarantor subsidiary	Eliminating entries	Consolidated total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Net cash (used in)/provided by operating activities	(278,174)	403,086	58,994	245	184,151
Net cash used in investing activities	(12,087)	(425,348)	(55,307)		(492,742)
Net cash provided by financing activities	(85,238)	(1,248)	—	54	(86,432)

Net (decrease)/increase in cash and bank balances	(375,499)	(23,510)	3,687		(395,023)
Cash and bank balances at beginning of year	461,001	55,309	23,281		539,591
Effects of foreign exchange rates changes	1,168	(450)	(70)	(299)	349

Cash and bank balances at end of year	86,670	31,349	26,898		144,917

City Telecom (H.K.) Limited

Consolidated financial statements for the year August 31, 2007

31	Supplemental guarantors consolidated financial information (continued)

Condensed consolidated statement of cash flows for the year ended August 31, 2005

	City Telecom (H.K.) Limited	Guarantor subsidiaries	Non- guarantor subsidiary	Eliminating entries	Consolidated total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(Note (a))
Net cash (used in)/provided by operating activities	(75,334)	129,263	23,094	360	77,383
Net cash used in investing activities	(536,911)	(497,143)	(5,786)	482,400	(557,440)
Net cash provided by financing activities	892,713	381,903	—	(482,400)	792,216

Net increase in cash and bank balances	280,468	14,023	17,308		312,159
Cash and bank balances at beginning of year	180,473	41,691	6,183		228,347
Effects of foreign exchange rates changes	60	(405)	(210)	(360)	(915)

Cash and bank balances at end of year	461,001	55,309	23,281		539,591

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Lai Ni Quiaque
Name:	Lai Ni Quiaque
Title:	Chief Financial Officer

Date: January 28, 2008