Form 20-F
period 2008-08-31
CITY TELECOM (H.K.) LTD
filed 2009-01-16
CIK 1097086

As filed with the Securities and Exchange Commission on January 16, 2009.
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2008
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from or
or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report
Commission file number: 333-11012
City Telecom (H.K.) Limited
(Exact name of registrant as Specified in its Charter)
Hong Kong Special Administrative Region,
The People’s Republic of China
(Jurisdiction of Incorporation or Organization)
Level 39, Tower 1, Metroplaza
No. 223 Hing Fong Road
Kwai Chung, New Territories
Hong Kong
(Address of Principal Executive Offices)
Mr. Lai Ni Quiaque
12th Floor, Trans Asia Centre
No.18 Kin Hong Street
Kwai Chung, New Territories
Hong Kong
Telephone : (852) 3145 6068
Facsimile : (852) 2199 8445
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title Of Each Class	Name Of Each Exchange On Which Registered
American Depositary Shares, each representing 20 Ordinary Shares, par value HK$0.10 per share	The Nasdaq Stock Market LLC
Ordinary Shares, par value HK$0.10 per share*	The Nasdaq Stock Market LLC*
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as at the close of the period covered by the annual report: 650,621,823 Ordinary Shares, par value HK$0.10 per share
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐          No ☑
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐          No ☑
     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑          No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer or large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):
Large accelerated filer ☐                    Accelerated Filer ☐                    Non-accelerated filer ☑
     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
US GAAP ☐          International Financial Reporting Standards as issued by the International Accounting Standards Board ☐          Other ☑
     Indicate by check mark which financial statement item the registrant has selected to follow.
Item 17 ☐          Item 18 ☑
     If this report is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐          No ☑
* Not for trading, but only in connection with the registration of the American Depositary Shares

USE OF DEFINED AND TECHNICAL TERMS
     Except as otherwise indicated by the context, references in this annual report to:
•	“Hong Kong Companies Ordinance” are references to Chapter 32 of the laws of Hong Kong;

•	“City Telecom” or the “Company” are references to City Telecom (H.K.) Limited;

•	“fiscal year” or “fiscal” are references to the Company’s fiscal year ended August 31 for the year referenced;

•	“FTNS Licenses” are references to fixed telecommunications network services licenses;

•	“GPON” are references to our Gigabit Passive Optical Network;

•	“HKBN” are references to Hong Kong Broadband Network Limited;

•	“HKFRS” are references to Hong Kong Financial Reporting Standards;

•	“IP-TV services” are references to pay-television services through Internet Protocol;

•	“PNETS Licenses” are references to public non-exclusive telecommunications service licenses;

•	“VoIP” are references to Voice over Internet Protocol.
CURRENCY TRANSLATION
     We publish our financial statements in Hong Kong dollars. In this annual report, references to “Hong Kong dollars” or “HK$” are to the currency of Hong Kong, and references to “U.S. dollars” or “US$” are to the currency of the United States. This annual report contains translations of Hong Kong dollar amounts into U.S. dollar amounts, solely for your convenience. Unless otherwise indicated, the translations have been made at US$1.00 = HK$7.8036, which was the noon buying rate in The City of New York for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York on August 31, 2008. On January 9, 2009 the noon buying rate was US$1.00=HK$7.7572. You should not construe these translations as representations that the Hong Kong dollar amounts actually represent such U.S. dollar amounts or could have been or could be converted into U.S. dollars at the rates indicated or at any other rates.
FORWARD-LOOKING STATEMENTS
     This annual report contains forward-looking statements that are, by their nature, subject to significant risks and uncertainties. These include statements with respect to City Telecom or the Company and our plans, strategies and beliefs and other statements that are not historical facts. These statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “intend”, “estimate”, “continue”, “plan”, “predict”, “project” or other similar words. The statements are based on management’s assumptions and beliefs in light of the information currently available to us.
     These assumptions involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Potential risks and uncertainties include, without limitation:
•	technology changes;

•	changes in the regulatory environment in which we operate, including changes in rules and policies promulgated by regulatory agencies from time to time;

•	the increasing competition in the local or international telecommunications, Internet access, local VoIP or pay-television markets;

•	the benefits we expect to derive from our Next Generation Network, which consists of our Metro Ethernet Network and our newly-deployed GPON, in which we have been making significant capital investments;

•	our ability to maintain growth and successfully introduce new products and services;

•	the continued development and stability of our technological infrastructure platform through which our local and international telecommunications, Internet access, local VoIP and IP-TV services are offered; and

•	changes in local and global economic and financial environment.
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
ITEM 3. KEY INFORMATION
A. Selected Financial Data
City Telecom’s Historical Financial Information
     The following table presents the selected consolidated financial information and operating information of City Telecom as of and for the years ended August 31, 2004, 2005, 2006, 2007 and 2008. The selected financial information should be read in conjunction with, and is qualified in its entirety by reference to, the financial statements included elsewhere in this annual report, the accompanying notes thereto and Item 5 “Operating and Financial Review and Prospects”.
Selected Consolidated Statement of Operations Data:

	As of and for the year ended August 31,
	2004	2005 (6)	2006 (6)	2007	2008	2008
	HK$	HK$	HK$	HK$	HK$	US$
	(Amounts in thousands except per share data)
HKFRS

Revenues:
Fixed telecommunications network services	541,902	629,464	716,600	816,800	1,011,038	129,561
International telecommunications services	627,978	532,595	418,276	324,470	291,943	37,411

Total operating revenue	1,169,880	1,162,059	1,134,876	1,141,270	1,302,981	166,972

Network Costs:
Fixed telecommunications network services	(122,476)	(118,383)	(125,639)	(103,795)	(103,524)	(13,266)
International telecommunications services	(208,932)	(221,019)	(174,954)	(110,796)	(74,843)	(9,591)

Total network costs	(331,408)	(339,402)	(300,593)	(214,591)	(178,367)	(22,857)
Other operating expenses	(793,212)	(958,031)	(919,795)	(834,104)	(966,094)	(123,801)

Income/(loss) from operations	45,260	(135,374)	(85,512)	92,575	158,520	20,314
Interest income/(expense), net	3,578	(40,884)	(68,259)	(64,833)	(59,541)	(7,630)
Other income, net	2,668	6,037	4,465	3,149	9,393	1,204
Income taxes (expense)/credit	(2,043)	6,725	7,244	(2,026)	16,818	2,155

Net income/(loss)	49,463	(163,496)	(142,062)	28,865	125,190	16,043
Basic earnings/(loss) per share (cents)	8.1	(26.6)	(23.1)	4.7	19.7	2.5
Diluted earnings/(loss) per share (cents) (1)	8.1	(26.6)	(23.1)	4.6	19.0	2.4
Dividends declared per share (cents)	9.0	—	—	8.0	6.0	0.8
Weighted average number of shares	610,095	613,525	614,134	614,840	634,015	634,015
Diluted weighted average number of shares (2)	614,365	613,525	614,134	631,319	657,997	657,997

	As of and for the year ended August 31,
	2004	2005	2006	2007	2008	2008
	HK$	HK$	HK$	HK$	HK$	US$
	(Amounts in thousands except per share data)
U.S. GAAP
Total operating revenue	1,169,880	1,162,059	1,134,876	1,141,270	1,302,981	166,972
Total operating expenses	(1,123,198)	(1,289,014)	(1,220,388)	(1,048,695)	(1,144,461)	(146,658)
Net income/(loss)	51,565	(149,148)	(142,062)	28,865	125,190	16,043
Basic earnings/(loss) per share (cents)	8.5	(24.3)	(23.1)	4.7	19.7	2.5
Diluted earnings/(loss) per share (cents) (1)	8.4	(24.3)	(23.1)	4.6	19.0	2.4
Dividends declared per share (cents)	9.0	—	—	8.0	6.0	0.8
Weighted average number of shares	610,095	613,525	614,134	614,840	634,015	634,015
Diluted weighted average number of shares (2)	614,365	613,525	614,134	631,319	657,997	657,997

Selected Consolidated Balance Sheet Data:

	As of and for the year ended August 31,
	2004	2005	2006	2007	2008	2008
	HK$	HK$	HK$	HK$	HK$	US$
	(Amounts in thousands)
HKFRS
Total assets	1,683,408	2,347,428	2,124,215	2,161,133	2,080,416	266,597
Debt	(119,170)	(945,348)	(948,027)	(952,593)	(683,242)	(87,555)
Finance lease obligation	—	(3,135)	(2,373)	(1,210)	(376)	(48)
Other liabilities	(388,540)	(378,491)	(282,161)	(303,448)	(364,191)	(46,670)

Total liabilities	(507,710)	(1,326,974)	(1,232,561)	(1,257,251)	(1,047,809)	(134,273)

Net assets employed	1,175,698	1,020,454	891,654	903,882	1,032,607	132,324

Share capital	61,057	61,412	61,417	61,650	65,062	8,337
Share premium	617,986	619,408	620,298	622,433	670,717	85,950
Reserves	496,655	339,634	209,939	219,799	296,828	38,037

Total shareholders’ equity	1,175,698	1,020,454	891,654	903,882	1,032,607	132,324

	As of and for the year ended August 31,
	2004	2005	2006	2007	2008	2008
	HK$	HK$	HK$	HK$	HK$	US$
	(Amounts in thousands)
U.S. GAAP
Total assets	1,688,640	2,385,556	2,154,305	2,189,086	2,100,638	269,188
Total liabilities	(507,710)	(1,352,876)	(1,257,034)	(1,279,587)	(1,062,414)	(136,144)
Net shareholders’ equity	1,180,930	1,032,680	897,271	909,499	1,038,224	133,044
Other Financial Data:

	As of and for the year ended August 31,
	2004	2005 (6)	2006 (6)	2007	2008	2008
	HK$	HK$	HK$	HK$	HK$	US$
	(Amounts in thousands)
HKFRS
EBITDA (3)	244,945	108,377	195,417	353,827	377,964	48,435
Net cash provided by operating activities	203,763	77,383	184,151	383,999	378,529	48,507
Net cash (used in) / provided by investing activities	(406,244)	(557,440)	(492,742)	114,053	(147,750)	(18,934)
Net cash provided by /(used in) financing activities	47,221	792,216	(86,432)	(109,504)	(342,516)	(43,892)
Capital expenditures (4)	410,046	419,126	322,935	132,250	211,684	27,126
     As a measure of our operating performance or liquidity, we believe that the most directly comparable measure to EBITDA is net cash provided by operating activities. The following table reconciles our net cash provided by operating activities under HKFRS to our definition of EBITDA on a consolidated basis for each of fiscal 2004, 2005, 2006, 2007 and 2008.

	As of and for the year ended August 31,
	2004	2005	2006	2007	2008	2008
	HK$	HK$	HK$	HK$	HK$	US$
	(Amounts in thousands)
EBITDA(3)	244,945	108,377	195,417	353,827	377,964	48,435
Depreciation and amortization	(197,017)	(237,714)	(276,464)	(258,103)	(210,051)	(26,917)
Interest income/(expense), net	3,578	(40,884)	(68,259)	(64,833)	(59,541)	(7,630)
Income taxes (expense)/credit	(2,043)	6,725	7,244	(2,026)	16,818	2,155

Net income/(loss)	49,463	(163,496)	(142,062)	28,865	125,190	16,043
Depreciation and amortization	197,017	237,714	276,464	258,103	210,051	26,917
Impairment loss on investment property	—	—	1,131	—	—	—
Amortization of deferred expenditure	1,828	12,927	13,973	15,580	33,777	4,329
Income taxes expense/(credit)	2,043	(6,725)	(7,244)	2,026	(16,818)	(2,155)
Interest income	(3,753)	(13,578)	(20,378)	(22,671)	(15,596)	(1,999)
Interest, amortization and exchange difference on senior notes	—	54,065	86,664	89,879	72,640	9,309
Other borrowing costs	—	—	1,919	(739)	(1,185)	(152)
(Gain) / loss on disposal of fixed assets	(34)	(134)	9,621	1,714	1,431	183
Equity settled share-based transaction	87	6,965	6,823	5,727	4,204	539
Realized and unrealized loss on derivatives financial instruments	—	—	125	806	1,039	133
Unrealized losses/(gain) on other investments	1,696	(300)	(668)	(1,887)	(3,284)	(421)
Gain on extinguishment of senior notes	—	—	—	—	(2,582)	(331)
Taxation paid	(24,819)	(1,393)	(2,532)	(2,171)	(4,250)	(545)
Change in long term receivable	(6,206)	(6,893)	567	5,600	1,346	173
Change in working capital, net	(13,559)	(41,769)	(40,252)	3,167	(27,434)	(3,516)

	As of and for the year ended August 31,
	2004	2005	2006	2007	2008	2008
	HK$	HK$	HK$	HK$	HK$	US$
	(Amounts in thousands)
Net cash flow provided by operating activities	203,763	77,383	184,151	383,999	378,529	48,507

Operating Data:

	As of and for the year ended August 31,
	2004	2005	2006	2007	2008
Fixed Telecommunications Network Services Subscriptions:
Broadband Internet Access	197,000	229,000	220,000	247,000	316,000
Local VoIP	237,000	293,000	281,000	308,000	329,000
IP-TV	31,000	109,000	116,000	128,000	156,000

Total	465,000	631,000	617,000	683,000	801,000

Registered international telecommunications accounts (5)	1,916,235	2,054,036	2,201,963	2,331,000	2,336,000
IDD outgoing minutes (in thousands)	1,007,000	947,100	788,000	659,000	574,000

(1)	Diluted earnings/(loss) per share is computed by dividing the net income/(loss) by the diluted weighted average number of ordinary shares during the year.

(2)	For fiscal 2004, 2007 and 2008, the diluted weighted average number of shares was the weighted average number of ordinary shares outstanding during the respective years, plus the weighted average number of additional ordinary shares which would have been outstanding assuming all the outstanding share options and share warrants (if any) have been exercised at the beginning of the respective years or on the date of issue, whichever is earlier. For fiscal 2005 and 2006, the diluted weighted average number of shares was equal to the weighted average number of ordinary shares outstanding during the respective years because the incremental effect of share options and share warrants was anti-dilutive in a loss-making year.

(3)	EBITDA for any period means, without duplication, net income/(loss) for such period, plus the following to the extent deducted in calculating such net income/(loss): interest expense, income taxes, depreciation and amortization expense (excluding any such non cash charge to the extent it represents an accrual of or reserve for cash charges in any future period or amortization of a prepaid cash expense that was paid in a prior period not included in the calculation), less interest income. EBITDA is not a measure of performance under HKFRS or U.S. GAAP. We believe that EBITDA is an additional measure utilized by investors in determining a borrower’s ability to meet debt service requirements. However, EBITDA does not represent, and should not be used as a substitute for, net earnings or cash flows from operations as determined in accordance with HKFRS or U.S. GAAP, and EBITDA is not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of EBITDA may differ from that of other companies.

(4)	Capital expenditures represent additions to fixed assets and include non-cash transactions.

(5)	Registered accounts refer to international telecommunications customers that have a valid account. Account holders may or may not be active users of our services.

(6)	Due to additional evidence and information received with respect to the collectability of the mobile interconnection charges on January 30, 2006, we were required to reassess the conditions on which the estimates on bad debt provision for mobile interconnection charges receivables were based. Such assessment were made after the publication of our Hong Kong statutory financial statements for fiscal 2005 but prior to the filing of our annual report on Form 20-F for fiscal 2005. The effect of the reassessment was reflected in our annual report on Form 20-F for fiscal 2005 and in our Hong Kong statutory financial statements for fiscal 2006.

Our reassessment had the following effects on our consolidated statement of operations for fiscal 2005 and 2006:

			As previously
			reported in
	As previously		2006 Hong Kong
	reported in 2005 Hong	As reported	statutory	As reported
	Kong statutory	in 2005 Form	financial	in 2006
	financial statements	20-F	statements	Form 20-F
	HK$	HK$	HK$	HK$
	(Amounts in thousands except per share data)
Total operating revenue	1,137,356	1,162,059	1,159,579	1,134,876
Provision for doubtful debts	(60,563)	(35,445)	7,668	(17,450)
Net loss after tax	(206,352)	(156,531)	(92,241)	(142,062)
Loss per share — basic and diluted	(33.6) cents	(25.5) cents	(15.0) cents	(23.1) cents

Exchange Rate Information
     The Hong Kong dollar is freely convertible into other currencies (including the U.S. dollar). Since 1983, the Hong Kong dollar has been officially linked to the U.S. dollar and the current rate is US$1.00 to HK$7.80. However, even with this official exchange rate, and despite the efforts of the Hong Kong Monetary Authority, or HKMA’s currency board to keep such rate stable, the market exchange rate of the Hong Kong dollar against the U.S. dollar continues to be influenced by the forces of supply and demand in the foreign exchange markets. Furthermore, the official exchange rate is itself subject to fluctuations and can be reset in circumstances where the secondary foreign exchange markets move beyond the HKMA’s ability to back the official rate with foreign reserves.
     Exchange rates between the Hong Kong dollar and other currencies are influenced by the rate between the U.S. dollar and the Hong Kong dollar.
     The following table sets forth the average, high, low and period-end noon buying rate between the Hong Kong dollar and the U.S. dollar (in Hong Kong dollars per U.S. dollar) for the fiscal periods indicated:

	Average (1)	High	Low	Period-End
	HK$	HK$	HK$	HK$

Fiscal 2004	7.7821	7.8010	7.7085	7.8000
Fiscal 2005	7.7869	7.8002	7.7684	7.7718
Fiscal 2006	7.7601	7.7796	7.7506	7.7767
Fiscal 2007	7.8029	7.8289	7.7665	7.7968
Fiscal 2008	7.7915	7.8159	7.7497	7.8036
July 2008	7.8001	7.8039	7.7959	7.8017
August 2008	7.8076	7.8142	7.8036	7.8036
September 2008	7.7854	7.8094	7.7582	7.7659
October 2008	7.7589	7.7736	7.7503	7.7503
November 2008	7.7507	7.7560	7.7497	7.7501
December 2008	7.7504	7.7522	7.7497	7.7499
January 2009 (through January 9, 2009)	7.7533	7.7572	7.7504	7.7572

(1)	The average of the noon buying rates on the last business day of each month during the relevant fiscal year period or the average noon buying rates for each business day during the relevant monthly period.
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
Risks Relating to Our Business and Operations
We cannot assure you that we will be able to maintain an increase in total revenues and operating results
     Our total revenues increased to HK$1,303.0 million in fiscal 2008 from HK$1,141.3 million in fiscal 2007, and we recorded a net profit of HK$125.2 million in fiscal 2008 versus HK$28.9 million in fiscal 2007. The increased net profit in fiscal 2008 was mainly due to the benefit of shifting our business mix towards the more sustainable FTNS business, a change in the estimated useful lives for certain major telecommunications equipment effective from June 1, 2007, interest savings from senior-notes buyback and tax benefit from recognition of deferred tax asset on tax loss in prior years. However, we cannot assure you that we will be able to maintain our revenue and profit growth.
     A larger portion of our revenue in fiscal 2008 was derived from our fixed telecommunications network business, which carries a higher margin than our international telecommunications business. Revenues from our international telecommunications business decreased by 10.0% in fiscal 2008, primarily due to a decrease in the total number of airtime minutes by 12.9%, which reflected a reduction in the operating scale of our international telecommunications business. With expected competitive pressure on tariff rates and a reduced operating scale, we expect our international telecommunications business to contribute a smaller portion of our revenue and net profit over time.

     Revenues from our fixed telecommunications network business increased by 23.8% in fiscal 2008, primarily due to an increase in our average revenue per user and an increase in our subscription base by 17.3%. This increase was mainly driven by the growing demand for high bandwidth broadband Internet access service. However, we cannot assure you that our fixed telecommunications network business will continue to be profitable, as we will need to continue to expend substantial resources in developing and marketing broadband Internet access, local VoIP, IP-TV and corporate data services.
We have substantially less financial and human resources for the development of our business than some of our main competitors.
     The telecommunications and pay-television markets in Hong Kong are highly competitive. Some of our main competitors for Internet access, local telephony, pay-television and international telecommunications services have longer operating histories and others are subsidiaries of large business conglomerates. Consequently, our competitors may have the following advantages over us:
•	greater financial, technical, marketing and other resources;

•	greater existing infrastructure;

•	greater name recognition; and

•	larger customer bases.
     In addition, certain areas of the fixed telecommunications network business are very capital intensive. Our competitors may be able to devote more human and financial resources to research and development, network improvement and marketing than we can.
Our growth and profitability could be affected by an increasing number of local and foreign entrants in the international and local telecommunications, Internet access and television broadcasting markets.
     The Hong Kong government continues to liberalize access into the telecommunications industry in Hong Kong, including issuing new wireless and wire-line FTNS Licenses. We expect the Hong Kong government to continue to open the telecommunications market in the next several years. In particular, the Company may be adversely affected as a result of the following:
•	As of January 6, 2009, 246 PNETS Licenses had been issued in Hong Kong for the provision of external telecommunications services as defined in the Telecommunications Authority’s Determination as of December 30, 1998. Some of these licenses are held by subsidiaries of major foreign telecommunications providers, which have competitive advantages due to their global presence and size.

•	Around December 31, 2007, TVB and ATV, the only two licensed domestic territorial broadcasters in Hong Kong, launched their digital terrestrial television services and have since broadened such services to cover an increasingly large percentage of the viewing public in Hong Kong. The services offer a total of 13 free channels in both standard and high definition. This improvement in the quality of free television may result in a reduction in the number of subscribers for pay-television services.
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
     Our business is capital intensive, and our capital expenditures may not have the positive effect on our business and revenues that we expect. We have made, and will continue to make, capital investments in the expansion and upgrade of our self-owned Next Generation Network and the development of our telecommunications services. We incurred total capital expenditures of approximately HK$211.7 million in fiscal 2008 and expect to incur capital expenditures of approximately HK$650 million in total in fiscal 2009 and 2010, a large majority of which will be spent on the continued expansion and upgrade of our network.
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
     To compete effectively, we need to launch from time to time new and commercially viable products and services. Any of these new services may not be commercially successful, and we may not be able to adapt the new services effectively and economically to meet consumers’ demand. Because we are required to continue to make significant investments in our network infrastructure in order to support these services, we cannot assure you that we can generate satisfactory investment returns. Specifically, we cannot assure you that any services enabled by upgrading and expanding our Next Generation Network will be accepted by the public to the extent required to generate an acceptable rate of return. Furthermore, we cannot assure you that our estimate of the necessary capital expenditure to offer such services will not be exceeded. The failure of any of our services to achieve commercial acceptance could result in additional capital expenditures or, to the extent that we are required under the applicable accounting standards to recognize a charge for the impairment of assets, a reduction in our profitability. Any such charge could materially and adversely affect our financial condition and the results of our operations.
We may need to improve our internal controls over financial reporting and our independent auditors may not be able to attest to their effectiveness.
     The United States Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal controls over financial reporting. As a non-accelerated filer, we are required to file management’s first report on internal controls over financial reporting for fiscal 2008 and our first auditor’s report on the effectiveness of our internal controls over financial reporting for fiscal 2010.
     We have evaluated our internal controls surrounding the financial reporting process for the current fiscal period so that management can attest to the effectiveness of these controls, as required by Section 404 of the Sarbanes-Oxley Act of 2002. We have implemented appropriate steps to strengthen the internal controls. However, we may identify conditions that could result in significant deficiencies or material weaknesses in the future. As a result, we could experience a negative reaction in the financial markets and incur additional costs in improving the condition of our internal controls. For a detailed discussion of controls and procedures, see Item 15 “Controls and Procedures”.
     Notwithstanding our efforts, our management may conclude that our internal controls over our financial reporting are not effective. However, in fiscal 2010, even if our management concludes that our internal controls over our financial reporting are effective, our independent registered public accounting firm may conclude that our internal control over financial reporting is not effective.
     If we do not successfully design and implement changes to our internal controls and management systems, or if we fail to maintain the adequacy of these controls as such standards are modified or amended from time to time, we may not be able to comply with Section 404 of the Sarbanes Oxley Act of 2002. This could subject us to regulatory scrutiny and penalties that may result in a loss of public confidence in our management, which could, among other things, adversely affect our customers and vendor confidence, stock price, our ability to raise additional capital and operate our business as projected.
Our growth and expansion may impact our ability to manage our operations, increase our costs of operation and adversely affect the quality of our services.
     We have been pursuing a strategy of aggressive growth in our fixed telecommunications network services business. As part of this strategy, we intend to continue to expand and invest in our Next Generation Network infrastructure to support our range of broadband Internet access, local VoIP, IP-TV and corporate data services. The deployment of these projects has resulted and will result in significant demands on our systems and controls and may impact our administrative, operational and financial resources. Our ability to manage our future growth will depend upon our ability to:
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
     Our future success is dependent upon the continued service of our key executives and employees. While we have employment agreements with members of our senior management staff, we cannot assure you that we will be able to retain these executives and employees. If one or more of our key personnel are unable or unwilling to continue in their present positions, or if they join a competitor or form a competing company, or if they shift their focus away from Hong Kong operations, we may not be able to replace them easily, our business may be significantly disrupted and our financial condition and results of operations may be materially and adversely affected. Furthermore, as our industry is characterized by high demand and increased competition for talent, we may need to offer higher compensation and other benefits in order to attract and retain key personnel in the future. We cannot assure you that we will be able to attract and retain the key personnel that we will need to achieve our business objectives.

Expansion of our Next Generation Network into certain buildings and residences may be limited by physical limitations or our ability to obtain access rights.
     We intend to continue to expand the coverage of our Next Generation Network. To expand coverage to a new physical site within a residential or commercial building, we are required to connect our Next Generation Network to the site by installing fiber-to-the-home or fiber-to-the-building plus Category-5e copper wiring, which we refer to as in-building wiring. Our target is to increase the coverage of our Next Generation Network from the current number of 1.5 million residential home passes to our target of 2.0 million residential home passes by 2010. Such expansion, however, may be hindered by the following constraints:
•	Because at least one of our competitors has already installed in-building wiring in virtually all buildings, other fixed telecommunications network service providers, including us, may encounter a bottleneck when installing our own in-building wiring because many buildings have limited physical space for additional in-building wiring.

•	Some single-owner commercial buildings may grant rights of access to our competitors while barring us from installing our own in-building wiring.

•	Certain developers may have affiliations with our competitors and may attempt to delay our wiring installations.
     We may be unable to capitalize on any economy of scale benefits if we fail to expand our network coverage at our projected rate. Our growth opportunities will also be limited as a result.
     Internet security concerns could adversely affect our Internet access services.
     We intend to continue to upgrade our broadband Internet access, local VoIP, IP-TV and corporate data services. Computer viruses, break-ins and other inappropriate or unauthorized uses of our Next Generation Network could affect the provision of our full suite of Internet Protocol services. Computer viruses, break-ins or other problems could have the following effects on our fixed telecommunications network business:
•	interruption, delays or cessation in services to our customers;

•	a threat to the security of confidential information stored in the computer system of our customers; and

•	illegal viewing or download of our contents.
     There is no assurance that computer viruses and other harmful attacks could not affect our business. We may incur significant costs to protect us against the threat of security breaches or to alleviate problems caused by such breaches. We intend to continue to strengthen our network security to alleviate these problems. Our efforts, however, may cause interruptions, delays or cessation of our services, and our customers may stop using our service or assert claims against us as a result.
     Although we have expressed our interest in obtaining a Broadband Wireless Access (“BWA”) license, we cannot assure you that we will be the successful bidder, and, if we are granted the license, that the business in relation to BWA will be successful.
     Even though we have participated in the auction, we cannot assure you that our bid will be successful, if succeeded and the related license is granted to HKBN eventually, that our business and operation in relation to BWA will generate sufficient revenues to result in profitability. We are also subject to the risks of unforeseen technological development or other technological difficulties and/or cost overruns.
Risks Relating to Our Technological Infrastructure
We may be unable to further expand our Internet access business unless we obtain additional network capacity.
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
     If we fail to increase the capacity of our international bandwidth, our ability to increase our market share and revenue in the Internet access business will be limited.
We are vulnerable to natural disasters and other disruptive regional events, which could cause damage to our network and result in lost revenue and perhaps lost customers.
     Our network is vulnerable to damage or cessation of operations from fire, earthquakes, severe storms, heavy rainfall, power loss, telecommunications failures, network software flaws, vandalism, transmission cable cuts and other catastrophic events. We may experience failures or shut downs relating to individual points of presence or even catastrophic failure of our entire network. Any sustained failure of our network, our servers, or any link in the delivery chain, whether from operational disruption, natural disaster or otherwise, could have a material adverse effect on our business, financial condition and results of operations.

The loss of key suppliers or their failure to deliver equipment on a timely basis could negatively impact our business prospects.
     We rely on our suppliers for our Next Generation Network infrastructure and follow-up maintenance. Further, because an IP set-top-box must be installed in order to access our IP-TV services, we must have an adequate supply of such installation equipment on hand to respond to new customer subscriptions in a timely manner.
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
     We depend on our suppliers and other third parties for ongoing support and assistance with respect to maintenance and repairs of major network equipments. We are also dependent on certain Hong Kong rail transport providers to maintain and provide us with access to their infrastructure to support the proper functioning of our equipment and fiber-based backbone. If these third parties fail to respond or are untimely in their response to our maintenance and repair needs, our customers may experience interruptions or variations in the quality of our fixed telecommunications network services. Any service interruptions or variations may adversely affect our operating results and our ability to retain or add new customers.
If we are unable to stay ahead of technology trends and evolving industry standards, our services may become obsolete.
     To compete successfully, we are required to continually improve our performance, services and network. Telecommunications businesses are characterized by rapidly changing technology and industry standards, evolving subscriber needs and the changing nature of services with increasingly shorter life cycles. To respond successfully to technological advances and emerging industry standards, we may be required to make substantial capital expenditures and gain access to related or enabling technologies in order to integrate the new technology with our existing technology.
     Further, new technology or trends in the telecommunications industry could have an adverse effect on the services we currently offer. For example, the replacement of traditional fixed line home telephones with mobile telephones and/or VoIP services may lead to a decline in our revenue from international telecommunications services and local telephony services. Further, technology substitution from global VoIP providers, some of which offer free PC-to-PC based international calls, is also becoming more prevalent. Changing our services in response to market demand may require the adoption of new technologies that could render many of the technologies that we are currently implementing less competitive or obsolete.
     Finally, our new products and services may contain design flaws or other defects that could have a material adverse effect on our business, operating results or financial condition. We may not be successful in modifying our network infrastructure in a timely and cost-effective manner in response to these changes, which will affect our ability to continue to offer the products and services demanded by our customers.
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
     The Hong Kong telecommunications industry is undergoing continuous regulatory reform. Our business and results of operations may be adversely affected by changes in the telecommunications regulations, especially in the following areas:
•	In July 2004, a new provision of the Telecommunications Ordinance came into force. This anti-competition provision specifically regulates the conduct of all carrier licensees (in particular merger and acquisition transactions) in the Hong Kong telecommunications industry by giving the Telecommunications Authority the power to review the conduct and transactions concerning carrier licensees and to take appropriate actions if it determines that the transaction would, or is likely to, prevent or substantially lessen competition in a telecommunications market. The Telecommunications Authority has the power under this provision to conduct an investigation into any questionable transaction. It might consent to the transaction (unconditionally or subject to any conditions it deems appropriate) or reject the transaction outright. The decision of the Telecommunications Authority will take into account of whether the transaction will adversely affect the public interest and benefit. This provision may have an adverse effect on our ability to grow our business through mergers and acquisitions.

•	We offer local VoIP services through our Next Generation Network under HKBN’s FTNS License. Following the conclusion of a public consultation on the regulation of Internet Protocol Telephony Services, the Telecommunications Authority issued a statement on June 20, 2005, setting out its views and decisions on the regulatory and licensing framework for the provision of VoIP services, including the creation of a licensing framework, conformance to the existing system of assigning telephone numbers, imposition of interconnection charges and establishing guidelines with respect to the quality of services.

•	We offer fixed but not mobile telecommunications network services. The Telecommunications Authority has implemented a new fixed-mobile convergence licensing practice by way of the Unified Carrier License (“UCL”). The implementation of the UCL regime started from August 1, 2008 and replaces the existing four classes of carrier licenses for the provision of fixed and mobile services. Going forward the UCL will be the only carrier licence to be issued for the provision of fixed, mobile and/or converged services. Existing carrier licenses will remain effective until their expiry date. Licensees can choose to apply to convert their existing licences to UCLs before then or apply for a UCL upon expiry. This regulatory change, together with the development of new technologies, may further accelerate the convergence of fixed and mobile telecommunications services, resulting in more structural competition between fixed-line and mobile telecommunications operators. As we do not have a mobile license, and are not currently authorised to provide mobile services, our ability to compete may be hindered by our inability to offer such services independently.

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
     We require licenses from the Telecommunications Authority to provide our international telecommunications and fixed telecommunications network services. Our PNETS License is subject to the Telecommunications Authority’s annual renewal. HKBN’s FTNS License was initially granted in 2000 for a term of 15 years and may be renewed for such further period not exceeding 15 years at the discretion of the Telecommunications Authority. The Telecommunications Authority’s failure to renew or its revocation of any of these licenses for any reason would prohibit us from continuing to offer the services authorized by that license, which would have a significant adverse impact on our revenues and profitability. In addition, there may be future changes in Hong Kong’s telecommunications regulations or policies that would require us to obtain additional licenses, which could have an adverse impact on our operations.
Our international telecommunications revenues may be adversely affected by increases in tariffs in China.
     In China, tariffs for all domestic and international long distance services offered through public switched telephone networks, leased lines and data services are jointly set by the Ministry of Information Industry and the State Development Planning Commission. Certain tariffs payable by us to our carrier partners are based, among other things, on the tariffs set by these agencies with respect to the calls our subscribers make to persons in China. In fiscal 2008, approximately 77% of our international call traffic volume was to China. We cannot predict the timing, likelihood or magnitude of any tariff adjustments that may be imposed by the Ministry of Information Industry and the State Development Planning Commission, nor can we predict the extent or potential impact upon our business of any future tariff increases. Such increases may lead to a decrease in traffic, reduce our revenues and adversely affect our business and results of operations. In addition, if we are unable to effectively manage the increased network costs, it would have an adverse effect on the profit margins for our international telecommunications services.
     As approximately 49% of our staff are located in Guangzhou, China, changes in Chinese labor or business laws may significantly affect our operations and our ability to service our Hong Kong based customers.
     Our call center in Guangzhou employs over 1,400 persons and is an important resource for us. We are therefore significantly affected by the laws and regulations that govern foreign companies with operations in China. As the Chinese legal system develops, changes in such laws and regulations, their interpretation or their enforcement may lead to restrictions on our ability to hire and retain our employees in China, which could impact our ability to provide service to our Hong Kong-based customers.
Currency fluctuations of the Hong Kong dollar, our functional currency, may increase our operating costs and long term liability.
     Our revenues are predominantly denominated in Hong Kong dollars. A major portion of our operating costs consist of interconnection charges paid to overseas carriers for the delivery of our international calls. Substantially all of these interconnection charges are denominated in U.S. dollars or other foreign currencies. In addition, the equipment and hardware we purchase for the expansion of our Next Generation Network constitutes a large portion of our capital expenditures and is also denominated in U.S. dollars. Finally, payment of interest, principal and any other amounts due under our 8.75% senior notes due 2015 are made in U.S. dollars. Since October 17, 1983, the Hong Kong dollar has been linked to the U.S. dollar at the rate of HK$7.80 per US$1.00. We, however, cannot assure you the link will be maintained in future.
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
     Any depreciation of the Hong Kong dollar against the U.S. dollar, Renminbi or other currencies would increase our operating costs, including our debt servicing costs, make our capital expenditure plans more expensive, and adversely affect our profitability.
Impact of credit crunch on local and global economy may negatively impact our business and our progress on NGN development.
     The current credit crunch will affect both the local economy and global economy. Although we have sufficient cash to meet our anticipated cash needs for at least the next 12 months, the current market conditions may affect our ability to obtain further financing to support our network expansion in the future. Failure to do so will negatively impact our business and slow down our progress on NGN deployment. The economic downturn may also dampen the demand for broadband services or affect our customers’ ability to continue with existing services.

Risks Relating to our Securities
We cannot assure you that we will be able to generate sufficient cash from operations to fund our operations.
     Our ability to fund operating and capital expenditures and to service debt will depend significantly on our ability to generate cash from operations. In fiscal 2008, we were able to generate cash from operations of HK$378.5 million. However, we cannot assure you that we will be able to sustain our operations in order to generate sufficient cash flows to meet our future debt service requirements.
     Our ability to generate cash from operations is subject to general economic, financial, industry, legal and other factors and conditions, many of which are outside our control. In particular, our operations are subject to price and demand volatility in the telecommunications industry. If we cannot finance our operations and capital expenditure using cash generated from operations, we may be required to (among other things) incur additional debt, reduce capital expenditures, sell assets, or raise equity. We may not be successful in taking these actions. Further, our ability to take many of these steps may be subject to approval by future creditors in addition to holders of our 8.75% senior notes due 2015.
Our 8.75% senior notes due 2015 contain covenants that limit our financial and operating flexibility.
     Covenants under our 8.75% senior notes due 2015 restrict our ability to, among other things:
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
     All of these limitations are subject to exceptions and qualifications specified in the indenture governing the 8.75% senior notes. These restrictive covenants could limit our ability to pursue our growth plan, restrict our flexibility in planning for, or reacting to, changes in our business and industry and increase our vulnerability to general adverse economic and industry conditions.
ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
     The legal and commercial name of the Company is City Telecom (H.K.) Limited. The Company was incorporated in Hong Kong on May 19, 1992 under the Hong Kong Companies Ordinance as a limited liability company. Our registered office is located at Level 39, Tower 1, Metroplaza, No. 223 Hing Fong Road, Kwai Chung, New Territories, Hong Kong, telephone (852) 3145-6888. Our agent for U.S. federal securities laws purposes is CT Corporation System, 111 Eighth Avenue, New York, NY 10011.
     We began offering international telecommunications services in September 1992. From that date, we focused on increasing our subscription base and amount of international traffic, and on building the CTI brand name as a low cost provider of international telecommunications services. In January 1999, we became the first company in Hong Kong to obtain the first PNETS License. The License gives us the right to offer international telecommunications services using international simple resale and has had a significant positive impact on our international telecommunications revenues. We incorporated HKBN in Hong Kong in August 1999 and launched our broadband Internet access services in March 2000. In addition, we began providing local VoIP services in April 2002, IP-TV services in August 2003, and corporate data services in July 2004 using our Next Generation Network.
     We believe that one of the cornerstones of our success has been our ability to quickly expand our service offerings when changes in regulation or technology have provided us with an opportunity to do so. Some of the key events in our history and development include the following:
•	In September 2005, HKBN was conferred as the winner of the Global Entrepolis@Singapore Award 2005, which was presented by the Asian Wall Street Journal in association with the Economic Development Board of Singapore. This award recognizes innovation in the application of technology to a strong business model with commercial potential to be an industry or market leader.

•	In October 2005, HKBN became the first service provider in the world to achieve the Cisco Powered Network Metro Ethernet QoS Certified status.

•	In October 2005, HKBN launched our “2b” Broadband Phone Service, providing VoIP services to local and overseas users via a software-based broadband phone.

•	In November 2005, we announced cooperation with China Telecom Hong Kong Limited to provide Pan-China Internet Protocol Virtual Private Network services to corporate customers.

•	In March 2006, HKBN launched our “bb25” Internet access service with symmetric 25 Mbps access for the residential mass market. This supplemented our existing bb10, bb100 and bb1000 service offerings.

•	In July 2006, HKBN was conferred “Call Center of the Year” & “Customer Service Center of the Year” awards at the Customer Relationship Excellence Awards 2005.

•	In October 2006, Liu Xiang “Be Ahead of Yourself” marketing campaign won the “Certificate of Excellence” of HKMA/TVB Awards for Marketing Excellence 2006.

•	In February 2007, HKBN launched bb50 and bb200 symmetric residential broadband service supported by “SDU” personalized customer care service.

•	In June 2007, CTI Group was awarded “Best Retention Strategies” at the Hong Kong HR Awards 2007

•	In July 2007, HKBN was awarded “Integrated Support Team” of the year at the Asia Pacific Customer Service Consortium Customer Relationship Excellence Awards

•	In September 2007, HKBN launched “Fiber-To-The-Home” residential broadband service, “FiberHome100”, “FiberHome200” and “FiberHome1000”. As the same time, we upgraded our entry level service broadband Internet access from 10 Mbps to 25 Mbps.

•	In January 2008, HKBN launched “Dual Mode High Definition Terrestrial TV Receiver and IPTV Set-Top Box” to all customers in Hong Kong.

•	In February 2008, HKBN was awarded the contract for the provision of payphone service at the Hong Kong International Airport.

•	In September 2008, HKBN launched the National Geographic Channel’s first ever Interactive Channel.
B. Business Overview
Principal Activities
     We are a Hong Kong-based provider of residential and corporate fixed telecommunications network and international telecommunications services and specialize in the residential mass market and small-to-medium corporate and enterprise market segments. The majority of our revenues are derived from business conducted in Hong Kong. A breakdown of our revenues is as follows:

	Year ended August 31,
Revenue	2006	2007	2008
	HK$	HK$	HK$
	(Amounts in thousands)
Fixed telecommunications network services (1)	716,600	816,800	1,011,038
International telecommunications services	418,276	324,470	291,943

Total operating revenue	1,134,876	1,141,270	1,302,981

(1)	Includes Internet access, local telephony services, pay-TV services and corporate data services.
     Our fixed telecommunications network services are delivered through our self-owned Next Generation Network and include the following:
•	high-speed broadband Internet access services at symmetric upstream and downstream access speeds of 25 Mbps to 1,000 Mbps;

•	fixed line local telephony services using VoIP technology;

•	pay television services consisting of more than 88 channels, including self-produced news, children’s programming, international drama, movies and documentary and local interest programming, using our IP platform; and

•	corporate data services, including the provision of dedicated bandwidth to corporate customers.
     As of August 31, 2008, we had a total of approximately 801,000 subscriptions for our fixed telecommunications network services, consisting of 316,000 broadband Internet access, 329,000 local VoIP and 156,000 IP-TV services subscriptions.
     Our international telecommunications services include direct dial services, international calling cards and mobile call forwarding services in Hong Kong and Canada. As of August 31, 2008, the customer database for our total international telecommunications services comprised approximately 2.3 million registered accounts. Our international telecommunications business contributed 22.4% of our total revenues in fiscal 2008 as compared to 28.4% in fiscal 2007.
     Our strategy is to market multiple fixed telecommunications network services using our Next Generation Network and will focus on growing our market share, increasing our network coverage and introducing new services through our IP platform. We believe that our success will continue to depend on our ability to capitalize on our focus on the residential mass and small to medium corporate and enterprise market segments, our leading-edge Next Generation Network, and our first mover advantage in an industry with high barriers to entry.
Our Competitive Strengths
     We believe that our demonstrated success is primarily due to our ability to capitalize on the following key strengths:
•	Focus on the Residential Mass and Small-To-Medium Corporate and Enterprise Market Segments. We focus on offering high-bandwidth services to the residential mass and small-to-medium enterprise markets, which we believe have significant growth potential. We price our services attractively on a value for bandwidth basis and at the same time offer bandwidth advantages over comparable service offerings by our competitors. Our IP-TV services focus on the residential mass market by providing Chinese-language content that targets the Chinese-speaking population of Hong Kong. Our focus on the residential mass and small-to-medium corporate and enterprise markets has enabled us to quickly grow our subscription base, and we believe this will help us to up-sell our services.

•	Leading-Edge Next Generation Network. We believe our Next Generation Network gives us an inherent cost and performance advantage over our competitors. Our IP platform is highly scalable, enabling us to offer broadband Internet access, local VoIP, IP-TV and corporate data services over a single network. It is also capable of providing up to 1,000 Mbps symmetric broadband Internet access.

•	First Mover Advantage and High Barriers to Entry. Our first mover advantage and the inherent characteristics of the Hong Kong telecommunications infrastructure, which present a natural barrier to entry, make it difficult for our competitors to replicate our business model. Metro Ethernet technology is not appropriate for our competitors who intend to offer a full coverage network that includes remote and difficult to reach areas of Hong Kong. Attempting to deploy Metro Ethernet technology in such locations would significantly increase costs and completion time of such a network. While other telecommunications operators may lay their own fiber-to-the-building, we believe some would encounter significant in-building bottlenecks when attempting to complete an end-to-end network. This is because a majority of Hong Kong’s residential properties have limited space for in-building wiring leading to subscribers’ residences, making it difficult for new entrants to replicate our end-to-end network build.
Recent Developments
     On February 9, 2007, we signed a Memorandum of Understanding with MobileOne Limited, setting forth our interest to participate as a member of the bidding consortium in the Next Generation National Broadband Network project in Singapore. The project relates to the provision of ultra-high speed national connectivity in Singapore at competitive prices by 2015, and the Singapore government is expected to provide a grant of up to S$750 million for the project. A company is expected to be selected to design, build and operate the passive infrastructure layer of the project. The deployment of active electronics is expected to be handled by another company, which is expected to be the entity that offers wholesale broadband access to downstream retail service providers.
     After extensive evaluation and business planning, the Company ceased to be a member of the bidding consortium with effect from August 20, 2008.
     On January 2, 2009, the Telecommunications Authority unveiled five qualified bidders for the BWA spectrum auction in Hong Kong. BWA is a radio technology that can support a variety of wide area high-speed wireless data services for fixed and mobile customers. Our wholly owned subsidiary, HKBN, is one of the qualified bidders. The other four qualified bidders are, namely, China Mobile Hong Kong Company Limited, CSL Limited, Genius Brand Limited, and SmarTone Wireless Limited.
     All qualified bidders are eligible for participating in the BWA spectrum bidding stage. The bidding stage started on January 12, 2009 is still in progress as on January 16, 2009.
     For uncertainties relating to BWA, see “Risks Relating to Our Business and Operations — Although we have expressed our interest in obtaining a BWA license, we cannot assure you that we will be the successful bidder, and, if we are granted the license, that the business in relation to BWA will be successful”.
Our Services
     Fixed Telecommunications Network Services
     We offer our fixed telecommunications network services over our Next Generation Network. The high capacity of our fiber-based backbone has enabled us to offer a suite of services on a single IP network platform. These services include our broadband Internet access, local VoIP, IP-TV and corporate data services. The table below shows the profile of the subscriptions for our fixed telecommunications network services over the past three years:

	As of August 31,
	2006	2007	2008
Broadband Internet Access	220,000	247,000	316,000
Local VoIP	281,000	308,000	329,000
IP-TV	116,000	128,000	156,000

Total Subscriptions	617,000	683,000	801,000

   Broadband Internet Access
     We offer our broadband Internet access services in Hong Kong through HKBN. Our strategy is to leverage our broadband subscription base to up-sell our other fixed telecommunications network services such as local VoIP and IP-TV.
     We currently offer broadband Internet access to our residential and corporate customers at access speeds of up to 1,000 Mbps, but the majority of our customers currently have access speeds of between 25 Mbps and 100 Mbps. We currently offer broadband service for bb25, bb50, bb100, bb200 and bb1000 at monthly fees ranging from HK$208 to HK$1,680 for unlimited access. Moreover, we also offer FTTH broadband service for 200 Mbps and 1000 Mbps at monthly fees at HK$688 and HK$1,680 respectively for unlimited access. Instead of using Category-5e copper wiring for the last mile, optical fiber is used in FTTH broadband service. Currently, all of our broadband Internet access packages offer a free e-mail service and at a charge, offer customers for a variety of value added services, such as “bbDrive”, an on-line virtual hard drive with up to 10Gb of storage, “bbGuard”, an anti-spam and anti-virus package, “bbWatch”, a full-screen IP-TV service that is viewed with a desktop or laptop computer, “bbWi-Fi”, a service in which subscribers can have wireless Internet access through more than 2,000 hotspots, and “getFAXEASY”, a service in which subscribers can simply receive fax by their designated email address in Hong Kong and worldwide. An unique Hong Kong fax number is assigned to each subscriber. We frequently alter our promotions in response to changing market conditions or as a way of attracting additional subscribers.
     In addition to the residential packages described above, we have also developed broadband promotions that target corporate customers. We offer prepackaged plans that provide access at speeds of up to 1,000 Mbps. Corporate customers that subscribe to prepackaged plans pay fixed monthly subscription fees that range from HK$150 to HK$22,000. Our prepackaged plans include on-site training, on-site maintenance support, high capacity data transfer and e-mail services.
   Competition
     There have been many new entrants to the Internet access business, but our main competitors are PCCW-HKT (through its current subsidiary PCCW-IMS Limited), i-Cable and HGC. PCCW-HKT has been offering broadband Internet access services since May 1998 and mainly uses asymmetric digital subscriber line technology, or ADSL, over its telephone network to provide asymmetric Internet access typically at speeds up to 6 Mbps downstream and 640 Kbps upstream. In November 2007, PCCW-HKT announced the provision of 100 Mbps and 1,000 Mbps fiber direct broadband Internet access service to two-thirds of Hong Kong’s households. i-Cable began providing broadband Internet access services in March 2000 using its hybrid fiber coaxial network that provides symmetric typical access speeds up to 8 Mbps shared by a cluster of buildings. HGC predominantly uses VDSL technology and typically provides access speeds up to 100 Mbps.
     Our main competitors have been in operation longer and may have greater market presence, brand recognition and more financial, technical and personnel resources. In addition, they may have greater network coverage in terms of the number of homes passes.
     We had approximately 316,000 broadband Internet access subscriptions as of August 31, 2008, which represented a market share of approximately 16% with respect to the total number of broadband Internet access subscribers in Hong Kong.
   Local VoIP
     We offer our on-network local VoIP services in Hong Kong by installing IP-based voice switching equipment in locations already covered by our Next Generation Network. Voice signals are transmitted by the VoIP switches into the Ethernet network installed in the subscriber’s building.
     The quality of our local VoIP service is indistinguishable from traditional fixed line local telephony services, and customers are able to use their existing telephone equipment. In addition, with portability of fixed line numbers, fixed line telephony subscribers switching to our local VoIP services are able to retain their existing local telephone number.
     We currently charge HK$88 to HK$118 per month for our local VoIP services depending on the service plan, and we offer a full range of value added services, including call waiting, caller display and conference call services.
     We also offer hardware-based off-network local VoIP services, which we refer to our “Broadband Phone” service. “Broadband Phone” allows subscribers to use our local VoIP services via the broadband network of other operators. In October 2005, we launched our global software-based VoIP service called “2b”. This service is primarily targeted at the overseas Chinese community, which we believe will enable us to access a wider addressable market with higher tariff compared to the Hong Kong market. For HK$168 per month, “2b” provides broadband users around the world with a standard Hong Kong 8-digit fixed line number to make and receive unlimited calls to/from Hong Kong. Moreover, we offer a full range of value added services, including call waiting, voice mail and conference call features.

   Competition
     PCCW-HKT is the incumbent and largest fixed telecommunications network operator in Hong Kong. Based on public information, PCCW-HKT had a market share of approximately 71% with respect to local telephony services as of June 30, 2008. The remainder of the market is shared among ourselves and three other alternative carriers: HGC, New World and Wharf T&T. The principal basis of competition for local telephony is price and brand name recognition. PCCW-HKT has the highest brand name recognition, but we and the other operators are contending by offering competitively priced local telephony services that provide comparable quality to PCCW-HKT. As of August 31, 2008, we had 329,000 local VoIP subscriptions. Our market share with respect to local residential telephony services amounts to approximately 17% as of August 31, 2008.
   IP-TV
     In August 2003 we introduced our IP-TV service that provides DVD quality video delivered via our Next Generation Network to an IP set-top-box connected to the subscriber’s television set. In May 2007, we renamed our IP-TV service as “bbTV”. This monthly subscription-based pay television service offers 88 channels consisting of a self-produced 24-hour news channel and education and recreation channels (including children’s programming) and channels whose content is obtained from other content-providers.
     Because of the scalability of our Next Generation Network infrastructure, the current cost of adding IP-TV services to an existing broadband Internet access or local VoIP subscriber is small. Since the launch of our IP-TV services in August 2003 we have progressively adjusted our content offerings and valued added components of the services. We consider our IP-TV to be an incremental component of our broadband and VoIP service offerings, rather than a large standalone business. As of August 31, 2008, we had 156,000 subscriptions representing approximately 8% of the total pay-television subscription base in Hong Kong.
   Competition
     Our two main competitors in the pay-television business are i-Cable and PCCW-HKT. The pay-television services of i-Cable and PCCW-HKT include a significant amount of English language content, such as English Premier League Football, HBO, Cinemax, ESPN and others. PCCW-HKT, in particular, has signed exclusive content contracts with English Premier League Football, HBO, ESPN, and Star among others. We target a different market than these competitors by offering predominantly Chinese language content, and pricing our IP-TV service attractively to the residential mass market.
     Television Broadcasts Limited and Asia Television Limited, commonly known as TVB and ATV, respectively, are indirect competitors to our pay-TV services in the Hong Kong television market. TVB and ATV account for a substantial proportion of Hong Kong’s television viewership and we market our services as supplemental to theirs. Because TVB and ATV are supported by advertising revenues, we expect that their programming is designed to attract the widest possible audience. In contrast, we and the other pay-TV operators rely on monthly subscription fees for most of our revenues. Other competitors include satellite TV operators, such as Star TV, as well as potential competition from direct-to-home broadcasters and broadcasters using digital terrestrial delivery methods.
     International Telecommunications Services
     We began providing international telecommunications services in 1992 and were among the first companies to be granted a PNETS License. We have greatly expanded our range of services over the years to include a variety of international direct dial services at competitive rates. We believe that our ability to deliver a range of calling plans with varying features that cater to different customer needs has been one of the key factors of our success.
     We offer international telecommunications services to our FTNS customers via our network and to other carriers’ customers via indirect access. Indirect access allows any pre-registered telecom user in Hong Kong to access our services via our two primary access codes “1666” and “0030”. By dialing our access code, our registered customers can access any destination in the world through our network, allowing us to generate a usage charge.
     We market our international telecommunications services under the IDD 1666 and IDD 0030 brand names. These two brands provide us with flexibility in our marketing strategies. The primary international telecommunications services that we currently offer our customers are the following:

Service	Description
IDD 1666	Provides subscribers with international direct dial using the access number 1666 in Hong Kong.

IDD 0030	Provides subscribers with international direct dial using the access number 0030 in Hong Kong.

Mobile Call Forwarding Services	Allows call forwarding of Hong Kong mobile numbers so that subscribers can receive calls while overseas.
     We charge our IDD 1666 and IDD 0030 users a per minute tariff rate that varies according to the destination of the call and the calling prefix, with discounts depending on the time of day or day of the week when the call is placed.

     We experienced a reduction in total traffic volume of 16.4% to 659 million minutes in fiscal 2007 and a further reduction of 12.9% to 574 million minutes in fiscal 2008. The continuing reduction in traffic volume was mainly due to intense competition as some of our integrated competitors offered free or very low cost international direct dial minutes as a customer incentive to gain local fixed line and mobile market share. Further, technology substitution from global VoIP providers such as Skype, which offers free PC-to-PC based international calls, is becoming more prevalent. We are proactively migrating our international telecommunications services to our “2b” services, which we believe carry higher margins and enjoy a wider addressable market.
   Competition
     PCCW-HKT, HGC, New World, and Wharf T&T are our main competitors in the international telecommunications business. As in previous years, we experienced fierce price competition in Hong Kong during fiscal 2008. This competition drove down the average tariff rates per minute and we expect this price competition to continue in fiscal 2009. In our efforts to maintain our market share, we have significantly reduced some of our international telecommunications rates and introduce new marketing and promotional offers from time to time. We also employ two brand names, IDD 1666 and IDD 0030, to provide us with flexibility in our marketing strategies. To offset these price reductions, we have taken steps to reduce our cost base, such as using our relatively large traffic volume to negotiate lower prices from our international partners, establishing a call center in Guangzhou to provide customer service and back office support services, and developing our own international telecommunications infrastructure.
Our Network Infrastructure
     Fixed Telecommunications Network
     Our fixed telecommunications network services are delivered over our self-owned Next Generation Network, which allows us to deliver multiple services, including the triple play services of voice, broadband and IP-TV. The coverage of our Next Generation Network is concentrated in Hong Kong’s most densely populated areas, characterized by high-rise apartment buildings with multiple apartments on each floor. The network currently covers approximately 1.5 million residential home passes, representing approximately 67% of Hong Kong’s population. We plan to extend the coverage of our Next Generation Network to 2.0 million residential home passes, representing approximately 90% of Hong Kong’s population, by 2010. As we expand the reach and coverage of our Next Generation Network, we plan to continue introducing new services.
     Our Next Generation Network is deployed by using Metro Ethernet technology. Metro Ethernet technology is highly cost-effective when access is to be provided to a large number of users in a single building or cluster of buildings and is typically used in commercial buildings in metropolitan areas in other geographical markets. Our Ethernet infrastructure is a system of Category-5e copper wiring that connects our subscribers’ premises to our local area network, or LAN, switches within a residential or commercial building. By keeping our Category-5e copper distance to less than 100 meters we are able to deliver bandwidth of up to 1,000Mbps to our end users.
     The first step in expanding the reach of our fixed telecommunications network infrastructure is to select buildings that we believe will provide sufficient economic returns to justify our investment based on several factors, including population density, proximity of the building to our existing fiber loop and our projected ability to sell services. We then perform a site visit to analyze the feasibility of installing our Ethernet technology. Once we are satisfied with the prospects of a particular building, we must obtain access rights from the building’s management, which may take several weeks or months. After receiving the required access rights, we employ a combination of our full-time staff and contractors to begin installation of our in-building Ethernet infrastructure. The length of time required for the installation process depends on the size and structural features of the building and can be completed in as little as three weeks or take several months. As we install our in-building Ethernet infrastructure we simultaneously connect the building to our fiber-based backbone. All the buildings that we reach through our expansion efforts will be served by our self-owned infrastructure.
     Unlike many of our competitors, which use multiple platforms to provide comparable services, all of our fixed telecommunications network services are offered through a single IP platform. In addition, unlike many new entrants to the industry, we operate an “end-to-end” network that extends from our IP network hub sites and our switching centers in Hong Kong to our subscribers’ premises.
     In November 2007, we collaborated with one of the largest network solution providers for the deployment of GPON in Hong Kong. As the reach of GPON is considerably more than 100 meters, it can be a more cost effective solution than our Ethernet setup for lower density deployments.
     In summary, our Next Generation Network allows us to deliver multiple services, including the triple play services of voice, broadband and IP-TV.
     We incurred capital expenditures for our fixed telecommunications network infrastructure of approximately HK$132.3 million in fiscal 2007 and HK$211.7 million in fiscal 2008. In fiscal 2009 to fiscal 2010, we plan to further incur total capital expenditures of HK$650.0 million to continue increasing the capacity of our existing network coverage and extending the reach of our Next Generation Network.
   International Telecommunications Network
     Our international telecommunications network infrastructure is a system of switches, self-owned and leased backbone capacity, interconnection arrangements and undersea cables that connect a subscriber’s telephone call to its destination.

   Undersea Cables
     In March 2002, we received our license to provide undersea cable-based fixed telecommunications network services. This license allows us to purchase and operate our own undersea cables. In 2000, we entered into contracts with two large consortia of international telecommunications companies to acquire undersea cable capacity. Pursuant to the first contract, we completed the construction of a Japan-U.S. undersea cable in August 2001. Pursuant to the second contract, we agreed to jointly construct and maintain the Asia-Pacific Cable Network 2 undersea cable as an international transmission facility. Construction of the cable was completed in May 2002, and commercial operation began immediately thereafter. We spent a total of HK$120 million on these two projects. We believe the utilization of these undersea cables provides capacity for significant future growth of our international and fixed-network telecommunications services.
     Having our own undersea cables and our fiber-based backbone has enabled us to better control international transmission quality, reduced the costs associated with international transmission and reduced our reliance on third party infrastructure. Our international telecommunications network currently has a monthly handling capacity of approximately 140 million minutes. We believe that the continuing improvement of our international telecommunications network is important in supporting the growth in our subscription base and the expansion of our range of services.
   Interconnection Arrangements
     We have entered into interconnection arrangements with other local fixed network operators in Hong Kong and overseas carriers to transmit calls between Hong Kong and overseas destinations for our customers. We take into account a number of factors in choosing the local fixed network operators and overseas carriers with whom we cooperate, including the level of termination charges and transmission efficiency and quality. We evaluate the performance of parties with whom we have interconnection arrangements periodically. We believe that we will not have difficulty in finding alternative overseas carriers if performance standards are not being met or a change is otherwise necessary. We have not experienced any disruption in the provision of our services as a result of a change of arrangements with overseas carriers or local fixed network operators.
     We pay a fixed monthly fee to local fixed network operators for connection between our switches and their networks and a variable access fee payable on a per-minute basis when accessing their network. For customers using our own network, no interconnection fee is charged. We negotiate the termination charges we pay with the overseas carriers, and the termination charges vary from one overseas carrier to another. All of the interconnection and termination charges we pay to local fixed network operators and overseas carriers, respectively, are made on an open account basis with credit terms ranging from 15 to 30 days. The interconnection charges we pay to local fixed network operators are denominated in Hong Kong dollars and substantially all the interconnection charges we pay to overseas carriers are mainly denominated in U.S. dollars.
   International Telecommunications Switching Systems
     We own three international telecommunications switching systems in Hong Kong and two in Canada, one in Vancouver and the other in Toronto.
     Our three international telecommunications switching systems in Hong Kong handle telephone calls originating or terminating in Hong Kong as well as transit traffic. Our telecommunications network mainly consists of switching equipment supplied by Nortel Networks Limited and compression units supplied by Cisco Systems, Inc. and ECI Telecom Ltd. These systems are programmed to automatically choose the optimal routing for each transmission. Optimal routing is a function of a variety of factors, such as country or territory of origination and destination, communication quality, efficiency and costs, and the capacity of the various communication methods available.
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
     We have developed an extensive sales network in Hong Kong. Our senior marketing personnel closely oversee our sales network to ensure that a consistent image is presented by all of the sales representatives we use to promote City Telecom and HKBN. We provide commission-based incentives to our residential sales force that sell our international and fixed telecommunications network services.
     We have sales division responsible for coordinating our corporate marketing and sales efforts. We believe our dedicated corporate and small-to-medium enterprise sales force is one of the largest sales forces targeted at corporate users of telecommunications and Internet services in Hong Kong. In addition, our dedicated corporate staff designs marketing and sales promotions specifically tailored to address the concerns of business users. This division also organizes seminars for current and prospective customers to promote new products and services and to raise the public awareness of our various corporate offerings.
Maintenance and Monitoring
     To enhance the reliability of our fixed telecommunications network, we continue to maintain our monitoring system, which involves:

•	a year round, 24-hour a day, 7 days a week, network operation center providing real-time service monitoring and maintenance services and supported by about 120 operational and field staff;

•	individual self-reporting mechanisms and centralized performance monitoring systems for our switches and equipment;

•	an emergency self-reporting system that automatically contacts designated personnel; and

•	back-up systems for our switches, critical software and hardware components.
     Once a network fault is detected by our control room, we will either rectify the problem remotely or dispatch field staff to that location should physical interaction be required. After the problem has been resolved, we will continue to monitor network performance as well as track customer service feedback until we are assured of the fault being fully rectified.
Research and Development Activities
     As of August 31, 2008, our research and development department in Hong Kong consisted of approximately 27 staff members experienced in systems design, engineering, telecommunications and computer programming. Our research and development department is primarily responsible for assessing and adapting the technology that we employ in upgrading and expanding our Next Generation Network. To identify and develop new market opportunities, our research and development department assesses new services offered by telecommunications and Internet companies in the United States and elsewhere and works closely with our marketing department. Our research and development expenditures were approximately HK$9.6 million, HK$5.0 million and HK$9.6 million for fiscal 2006, 2007 and 2008, respectively.
Customer Service
     We believe that providing excellent customer service and support is essential to building and retaining a large and loyal subscriber base. We therefore have committed considerable personnel and financial resources to establishing a reliable and accessible customer service system.
     Our customer service department provides integrated support to subscribers of our international and fixed telecommunications network services. We provide a hotline to handle complaints, subscription applications and queries relating to account balances, pricing, billing, service and technical information. Complaints and in-depth queries from subscribers that cannot be immediately remedied or answered are forwarded to a customer care team, which is responsible for answering such complaints and queries. We also have a dedicated customer service team to provide service to our corporate subscribers, which includes access to a highly skilled technical team that may go to the customer site for trouble shooting and repairs.
     Our centralized customer service call center is located in Guangzhou, which provides our customer service functions and back office support services at that location. This enables us to lower our operating costs while continuing to increase our customer service capabilities. As of August 31, 2008, our Guangzhou customer service facility had 1,489 employees.
Billing and Collection
     Our credit and collection team is responsible for securing prompt payment from subscribers. Invoices are issued on a monthly or quarterly basis with a specified payment due date. Variety of payment methods are used for payment collection, including cash, check, credit card, payment by telephone service, automatic transfer from subscribers’ bank accounts or through Internet banking. Our bad debts expense represented approximately 1.5%, 0.6% and 1.1% of our revenue for each of fiscal 2006, 2007 and 2008, respectively. The lower bad debt expenses in fiscal 2007 was due to the reversal of HK$9.4 million of a previously recognized provision for doubtful accounts as a result of the issuance by the Telecommunications Authority of its final determination on mobile interconnection charges. For more information regarding our provision for mobile interconnection charges, see “Factors Affecting our Results of Operations—Our Revenues” below in this annual report.
     We maintain tight collection procedures, including periodic reminder notices, and impose a charge of HK$10 or a fee of 1.5% per month on outstanding overdue amount for late payment. We have the right to charge the subscriber’s pre-registered credit card account for any amount overdue or, if applicable, deduct such amount from the subscriber’s application deposit. Moreover, we generally suspend an account if the amount overdue is not settled within our prescribed period. If payment is still not settled after we suspend the account, further recovery actions including court proceedings and/or the use of collection agencies will be taken.
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
     Prior to 1 August 2008 the operation of fixed and mobile services was regulated separately under four types of carrier licence. Further, a number of other types of licences permitted a licensee to establish facilities or services of a similar kind.
     However, in recognition of the convergence of fixed and mobile services enabling voice, data and multimedia applications to be provided over common core networks, delivered through a range of wireline and wireless customer access networks and which will be accessible from common end-user devices irrespective of whether the users are at fixed locations or on the move with the result that is becoming more difficult to classify a service as a “fixed” or “mobile”, amendment legislation has been passed to create a single Unified Carrier License, or UCL, encompassing both fixed and mobile carrier services. The UCL regime came into operation on August 1, 2008. After that date the Telecommunications Authority will not issue any further fixed or mobile carrier licences (save for a Mobile Carrier Licence which the Telecommunications Authority had already committed to grant to the successful bidder of the spectrum in the 850 MHz band to provide CDMA2000 service). Instead the UCL will be the only carrier licence to be issued for the provision of fixed, mobile and/or converged services. In the meantime, existing fixed and mobile licences will continue to be effective until their expiry date. License holders may convert existing fixed or mobile licenses into UCLs before their expiry on a voluntary basis or apply for UCLs upon the expiry of existing fixed or mobile licenses.

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
     We currently hold a PNETS ETS License, which was issued to us in November 1998. This PNETS ETS License has been subsequently amended twice and presently gives us the right to provide calling card services, international simple resale services for facsimile and data services, virtual private network services and external telecommunications services over the external telecommunications facilities of other licensed external facilities providers. Our subsidiary HKBN also holds a PNETS IVANS License, which was issued to us in December 1993. This PNETS IVANS License allows us to act as an Internet Service Provider.
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
   Interconnection
     The Telecommunications Authority divides interconnection into two main types: The first type is “Type I Interconnection”, which is interconnection between network gateways, such as tandem exchanges, local exchanges or dedicated interconnection gateways, which allow end users on different networks to “communicate” with each other. The second type is “Type II Interconnection”, which is a connection to a fixed carrier’s network at points of the customer access network level (more often referred to as local access or local loop unbundling) allowing the end customer requesting the interconnection to use the customer access network of the fixed carrier to obtain fixed telecommunications network services. The Telecommunications Authority introduced the Type II interconnection policy in 1995 that the fixed carriers have obligation to provide Type II interconnection at regulated terms and conditions.
     On July 6, 2004 the Hong Kong Government announced that the mandatory Type II Interconnection policy applicable to telephone exchanges for individual buildings covered by such exchanges, would be gradually withdrawn on a building-by-building basis, applying to buildings already connected to at least two self-built customer access networks, such withdrawal to be fully implemented by a final sunset date of 30 June 2008. After that time, mandatory Type II Interconnection will be maintained only in buildings for which it is technically not feasible or economically not viable for an operator to roll out its customer access network.

     On July 3, 2008 the Telecommunications Authority issued a statement to confirm that the mandatory Type II Interconnection policy has been successfully withdrawn as from July 1, 2008 as well as to set out the issues to be followed up after its withdrawal. After this date, interconnection terms including charges will be determined by commercial negotiation between carriers.
   Competition Provisions
   Regulation of Anti-Competitive Conduct
     Although Hong Kong has never had a general competition code, historically, holders of FTNS Licenses were prohibited from engaging in anti-competitive conduct, abusing its dominant position in a telecommunications market, or engaging in any discriminatory conduct by certain competition-related license conditions contained in the FTNS Licenses issued by the Telecommunications Authority. In June 2000, the competition provisions of the Telecommunications Ordinance became operational and, as from that time, anti-competitive conduct was prohibited by legislation as well as under the relevant license conditions.
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
   Universal Service Contribution and Local Access Charge
     Under the current regulatory regime, PCCW-HKT has a universal service obligation to provide good, efficient and continuous basic telecommunications services at reasonable cost on a non-discriminatory basis to all persons in Hong Kong. To compensate PCCW-HKT for the expenses of this obligation, certain licensees are required to contribute to such cost, which is referred to as the universal service contribution, or USC Holders of FTNS Licenses and PNETS ETS Licenses, including ourselves, HKBN, and IDD1600 are required to pay USC.
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
   Fixed Mobile Interconnection Charge
     Fixed Mobile Interconnection Charge, or FMIC, is an interconnection charge for circuit-switched traffic between a Fixed Network Operator and a Mobile Network Operator. Currently, except for the FMIC charged by the incumbent Fixed Network Operator, PCCW Limited, the terms and conditions for the provision of interconnection service by the Fixed Network Operator to Mobile Network Operators are not regulated by the Telecommunications Authority but are subject to commercial negotiation between Fixed Network Operator and Mobile Network Operators. In case that commercial agreement can not be reached on the terms and conditions, Telecommunication Authority may intervene by mediating and, if necessary determining the terms and conditions which are in dispute.
     The current level of FMIC charged by the PCCW Limited is HK4.36 cents per occupancy minute, as determined by the Telecommunications Authority in November 2004. In June 2007, the Telecommunications Authority determined the FMIC rates for HKBN, our wholly owned subsidiary which is a Fixed Network Operator, with one of its Mobile Network Operators, China Resources Peoples Telephone Company Limited, or Peoples, at a rate of HK4.8 cents per occupancy minute for interconnection from April 1, 2002 to August 31, 2002, HK4.22 cents per occupancy minute for interconnection from September 1, 2002 to August 31, 2003 and HK2.89 cents per occupancy minute for interconnection from September 1, 2003 to August 31, 2004. In February 2008, HKBN requested Telecommunications Authority to make a new determination with four Mobile Network Operators on the rate of FMIC payable by these Mobile Network Operators for mobile interconnection service. In September 2008, the Telecommunications Authority indicated that it accepted HKBN’s request for determination. As of 9 January 2009, the new determination is still in process.
     The Telecommunications Authority has indicated in its statement published on April 27, 2007, that it will de-regulate the existing FMIC arrangement with effect from April 27, 2009. When this occurs the Fixed and Mobile Network Operators would have to adopt a more market driven approach in that parties are expected bilaterally to negotiate a commercially agreed FMIC without the Telecommunications Authority’s intervention.
Television Broadcasting Industry
     At present, Hong Kong has two licensed domestic terrestrial broadcasters, TVB and ATV, providing free-to-air broadcasting services. In addition, there are also three licensed domestic pay-TV broadcasters, namely Hong Kong Cable Television Limited, PCCW Media Limited and TVB Pay Vision Limited (formerly known as Galaxy Satellite Broadcasting Limited). HKBN provides TV services over the Internet under its FTNS License, while Star TV continues to provide its services through satellite means under its satellite television uplink and downlink license.
   Licensing
     It is unlawful to offer any “television program service” in Hong Kong without a license. “Television program service” is broadly defined to mean the provision of television programs for transmission by telecommunications that are readily accessible to the general public in or outside Hong Kong or to persons in 2 or more specified premises simultaneously or on demand, whether on a point-to-point or a point-to-multipoint basis. The Broadcasting Ordinance exempts certain categories of television program services from the current licensing regime, including television program services provided on the service commonly known as the “Internet”. The Broadcasting Ordinance itself, however, does not contain a definition of “Internet”.
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
C. Organizational Structure
     In addition to our operations in Hong Kong, we also provide international telecommunications and Internet access services in Canada through two telecommunications companies in Canada, City Telecom Inc. and City Telecom (B.C.) Inc. We acquired our interests in these companies in December 1998 as part of our efforts to increase our market share of the telecommunications traffic between Canada and Hong Kong.

     The following chart sets forth our principal subsidiaries as of January 9, 2009:

(1)	The other immediate subsidiaries of City Telecom (H.K.) Limited are SGBN Singapore Broadband Network Pte. Limited and Golden Trinity Holdings Limited. The immediate subsidiaries of Golden Trinity Holdings Limited are Warwick Gold Enterprises Limited and Attitude Holdings Limited.

(2)	The company has only registered its Chinese name. The English name is an unregistered translation.

(3)	The other immediate subsidiaries of Automedia Holdings Limited are Global Courier Company Limited, CTI International Limited, BBTV Company Limited, City Telecom (U.S.A.) Inc., City Telecom (Vancouver) Inc. and City Telecom (Toronto) Inc.

(4)	The immediate subsidiaries of Hong Kong Broadband Network Limited are Excel Billion Profits Limited, Hong Kong Television Network Limited, Hong Kong Broadband Television Company Limited, Hong Kong Broadband Phone Limited and Hong Kong Broadband Digital TV Limited.
     The jurisdiction of incorporation and our ownership percentage of each these subsidiaries as of January 9, 2009 were as follows:

		Percentage of interest
		held by City Telecom
		(%)
Name	Jurisdiction of Incorporation	Direct	Indirect
963673 Ontario Limited	Canada		100
Attitude Holdings Limited	British Virgin Islands		100
Automedia Holdings Limited	British Virgin Islands	100
BBTV Company Limited	Hong Kong		100
City Telecom (B.C.) Inc.	Canada		100
City Telecom (Canada) Inc.	Canada		100
City Telecom (Toronto) Inc.	Canada		100
City Telecom (U.S.A.) Inc.	United States of America		100
City Telecom (Vancouver) Inc.	Canada		100
City Telecom Inc.	Canada		100
City Telecom International Limited	British Virgin Islands	100

		Percentage of interest
		held by City Telecom
		(%)
Name	Jurisdiction of Incorporation	Direct	Indirect
Credibility Holdings Limited	British Virgin Islands	100
CTI Guangzhou Customer Services Company Limited (1)	People’s Republic of China	100
CTI International Limited	Hong Kong		100
CTI Marketing Company Limited	Hong Kong		100
Excel Billion Profits Limited	Hong Kong		100
Global Courier Company Limited	Hong Kong		100
Golden Trinity Holdings Limited	British Virgin Islands	100
Hong Kong Broadband Digital TV Limited	Hong Kong		100
Hong Kong Broadband Network Limited	Hong Kong		100
Hong Kong Broadband Phone Limited	Hong Kong		100
Hong Kong Broadband Television Company Limited	Hong Kong		100
Hong Kong Television Network Limited	Hong Kong		100
IDD1600 Company Limited	Hong Kong		100
SGBN Singapore Broadband Network Pte. Limited	Singapore	100
Warwick Gold Enterprises Limited	Hong Kong		100

(1)	The company has only registered its Chinese name. The English name is an unregistered translation.
D. Property, Plants and Equipment
     For the provision of fixed telecommunications network services, we own, or control through long-term leases, equipment consisting of switching, transmission and power equipment and connecting lines comprised of in-building wiring, fiber-based backbone, wireless and leased wire-line backbone and other support structures, conduits and similar items that comprise our Next Generation Network. The majority of the fiber-based backbone connecting our services are under public road, highways and streets. In Hong Kong, we own an aggregate of 136,900 square feet predominately for self use as of August 31, 2008.
     For the provision of international telecommunications services, we own three switching systems in Hong Kong and two in Canada (one in Vancouver and the other in Toronto). We have invested and have rights to dedicated capacity in two undersea cables, the Japan-U.S. cable and the APCN 2 cable, for use as international transmission facilities, both of which were completed and have been operational since May 2002.
     In addition, we lease property in Hong Kong for two retail shops and for a 3,500 square feet customer service center in Mongkok, Kowloon, Hong Kong.
     We rely on suppliers to provide equipment, underground cables and other necessary components in building our Next Generation Network infrastructure, and for our VoIP equipment. In order for new subscribers to be able to access our IP-TV services, we must install an IP set-top-box in their homes. We must have an adequate supply of such installation equipment on hand to respond to new customer subscriptions in a timely manner. We purchase all of our IP set-top boxes and other equipment from our suppliers on a purchase order basis and have no long-term contracts. If our suppliers are unable to supply us with these products in a timely manner or the costs of these products increase due to unforeseen causes, this could negatively impact our operating results, especially if we are unable to acquire new subscribers or effectively appropriate our costs on to our customers.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
     You should read the following discussion together with the rest of this annual report, including the financial statements and related notes included elsewhere in this annual report. The results discussed below are not necessarily indicative of the results to be expected in any future periods.
Overview
     We are a provider of residential and corporate fixed telecommunications network services in Hong Kong. We offer our customers an integrated suite of broadband Internet access, local VoIP, IP-TV and corporate data services through our self-owned Next Generation Network. As of August 31, 2008, we had a total of approximately 801,000 subscriptions for our fixed telecommunications network services. In addition, we offer a variety of international telecommunications services, including direct dial services, international calling cards and mobile call forwarding services in Hong Kong. As of August 31, 2008, the customer database of our total international telecommunications services comprised approximately 2.3 million registered accounts.
     Our Next Generation Network currently covers 1.5 million residential home passes, representing approximately 67% of the population in Hong Kong. The coverage of our network is concentrated in Hong Kong’s most densely populated areas, which reduces our cost of network deployment per home pass.
A. Factors Affecting Our Results of Operations
     The preparation of our consolidated financial statements in conformity with Hong Kong Financial Reporting Standards and accounting principles generally accepted in the United States of America requires our management to make estimates and assumptions about future events. These estimates and underlying assumptions affects the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenues and expenses.

Such estimates include the valuation of accounts receivable, goodwill, long-lived assets, and assumptions used in the calculation of income taxes, among others. These estimates and assumptions are based on our management’s best estimates and judgment. We evaluate our estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which we believe to be reasonable under the circumstances. We adjust such estimates and assumptions when facts and circumstances dictate. Decreases in consumer spending or deterioration of the local economic conditions brought about by the global credit crisis have increased uncertainty inherent in such estimates and assumptions including our estimates of future operations. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Change in those estimates resulting from continuing changes in economic environment will be reflected in the consolidated financial statements in future periods.
Our Revenues
     Fixed telecommunications network services. Revenues from our fixed telecommunications network services primarily consist of monthly service charges payable by our subscribers and interconnection charges payable by other telecommunications operators.
•	Monthly service charges. We charge our customers a monthly service charge for each type of fixed telecommunications network services that we provide. After a customer has begun to use one of our services, we then try to up-sell additional services to the customer to generate more revenues.

•	Interconnection charges. As a FTNS licensee, HKBN, a wholly-owned subsidiary of the Company, is obliged to provide interconnection services to enable delivery of telecommunications service to customers of different operators, including mobile network operators.
Since HKBN was granted the FTNS license, we have been billing mobile network operators interconnection charges using the interconnection rates between fixed and mobile operators. The rates are computed based on a fully distributed cost model using the historical cost data of PCCW-HKT, the incumbent FTNS operator. We have recognized all such mobile interconnection charges as revenue.
In May 2004, the Telecommunications Authority confirmed that mobile network operators are obliged to pay interconnection charges to HKBN in accordance with the charging principles promulgated by the Telecommunications Authority. Certain mobile network operators, however, disputed the basis of our calculation. In August 2004, to resolve our dispute with one mobile network operator, we asked the Telecommunications Authority to make a determination on the level of interconnection charges payable by such mobile network operator to HKBN and the date after which such interconnection charges shall be applicable.
In November 2005, HKBN entered into contractual agreements with two other mobile network operators, who agreed to pay to HKBN on interim mobile interconnection charges at a rate based on PCCW-HKT’s published fully distributed cost model of HK$0.0436 per occupancy minute until the Telecommunications Authority issued its final ruling.
In March 2006, the Telecommunications Authority made a confidential preliminary analysis (the “2006 PA”) with respect to the rates of mobile interconnection charges payable by mobile operators under dispute and the timing of the determination. The final level of mobile interconnection charges was then subject to the determination to be issued by the authority. As a result of the foregoing, in fiscal 2006, we recognized mobile interconnection charges of HK$22.0 million based on the 2006 PA.
In March 2007, the Telecommunications Authority issued a revised preliminary analysis (the “2007 PA”) which superseded the 2006 PA. The 2007 PA set out the rates of mobile interconnection charges, which are different from those rates stated in the 2006 PA.
In June 2007, the Telecommunications Authority issued a final determination (the “2004 Determination”) which set out the rates of mobile interconnection charges payable by the mobile operator under dispute for interconnection services provided by HKBN for the period from April 1, 2002 to August 31, 2004, which superseded the rates stated in both the 2006 PA and 2007 PA issued by the Telecommunications Authority previously.
Based on the 2004 Determination, we recorded mobile interconnection charges of HK$40.9 million in fiscal 2007, which include charges for fiscal 2007 and additional charges for fiscal 2005 and 2006 previously measured based on the 2006 PA. We have also written back provision for doubtful accounts for mobile interconnection charges receivables of HK$9.4 million based on the amount we expected to collect for billings outstanding through August 31, 2007.
During fiscal 2008, HKBN entered into contractual agreements with additional mobile operators, which agreed to pay mobile interconnection charges based on the 2004 Determination for the period from April 1, 2002 to August 31, 2004 and for the subsequent period at an interim rate stated in the agreements, which will be adjusted based on further determination to be issued by Telecommunications Authority.
In February 2008, HKBN requested the Telecommunications Authority to make a new determination with four mobile operators (the “2008 Determination”) on the rate of mobile interconnection charge and interest thereon. In September 2008, the authority indicated that it accepted HKBN’s request for a determination covering the mobile interconnection charges payable by the mobile operators for the period from April 1, 2002 to April 26, 2009 (for certain mobile operators who have reached the relevant contractual agreements with HKBN) or for the period from September 1, 2004 to April 26, 2009 (for certain other mobile operators who have reached the relevant contractual agreements with HKBN), and the interest rate thereon. As of January 9, 2009, the 2008 Determination is still in progress.

For fiscal 2008, we recognized revenue related to mobile interconnection charges of HK$29.6 million, representing the amount of mobile interconnection charges that our management expects to collect. As of August 31, 2008, certain amount of mobile interconnection charges billed to mobile network operators had not been collected.
     International telecommunications services
     Substantially all of our international telecommunications revenues are generated by the per minute tariff rate that we charge our IDD customers. We charge our IDD 1666 and IDD 0030 users a per minute tariff rate that varies according to the destination of the call and the calling prefix, with discounts depending on the time of day or day of the week when the call is placed.
     The customer database of our international telecommunications services comprised approximately 2.3 million registered accounts as of August 31, 2008. During fiscal 2008, we experienced a reduction in total traffic volume of 12.9% to 574 million minutes. Competition during the year was intense as some of our integrated competitors offered free or very low cost international direct dial minutes as a customer incentive to gain local fixed line and mobile market share. Further, technology substitution from global VoIP providers such as Skype, which offer free PC-to-PC based international calls, is also becoming more prevalent. As a consequence of reduced minutes marginally offset by higher revenues per minute, our revenues decreased by 10.0% to HK$292.0 million in fiscal 2008.
Our Operating Expenses
     Network Costs . Network costs vary according to either our network capacity or our traffic volume. Such costs mainly include leased line rentals, program fees and production costs for our IP-TV service and costs of inventories sold, local interconnection charges payable to other local fixed network operators and interconnection charges payable to international bandwidth providers and do not include depreciation charge which is included in general and administration expenses.
     Other Operating Expenses . We have incurred significant operating costs related to our efforts to promote our broadband Internet access, local VoIP, IP-TV and corporate data services. As a result, our sales and marketing costs in subscription acquisition activities have been relatively high. We expect that we will be required to continue to invest significant financial and human resources in our sales and marketing efforts as we strive to build our subscription base, particularly as we work towards enhancing our brand value.
     Other operating expenses also include salaries and related costs, office, general and administrative costs and depreciation and amortization. Salaries and related costs include those employees working on our various service offerings and on maintaining and operating our Next Generation Network.
Critical Accounting Policies
   Introduction
     Our consolidated financial statements have been prepared in accordance with HKFRS. Accounting principles generally accepted in Hong Kong differ in certain significant respects from U.S. GAAP, details of which are set out in note 31 to our consolidated financial statements. Our significant accounting policies are more fully described in note 2 to our consolidated financial statements. The preparation of our financial statements in conformity with HKFRS requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. We continually evaluate our estimates and judgments including those related to fixed assets, provision for doubtful accounts, deferred taxes, USC charges and certain revenue items. We base our estimates and judgments on historical experience and on various other factors we believe to be reasonable under the circumstances. This forms the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates as facts, circumstances and conditions change. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.
     Our accounting policies have been developed over many years as the telecommunications industry and generally accepted accounting principles have evolved. As our financial statements are prepared under HKFRS, our accounting policies are necessarily compliant with all aspects of HKFRS. HKFRS is based on a “substance over form” conceptual framework that requires us to look through the legal interpretation of an arrangement or transaction to its underlying purpose and to reflect it in our financial statements on that basis.
     In developing accounting policies, in addition to HKFRS requirements, we also consider telecommunications industry practice in other countries. Where there is no conflict with HKFRS we also align our accounting policies with U.S. GAAP. In all material respects our accounting policies are applied consistently across City Telecom. The critical accounting policies discussed below generally apply to all segments of City Telecom.
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
     We started providing broadband Internet access service in 2000 and substantially completed the construction of the fiber backbone network in fiscal 2005. With only a short history of operating the broadband business, we assessed the estimated useful lives of our network assets based on our knowledge and expected usage at that time. As we have gained more experience and knowledge of the broadband business, our expected usage of the assets and the impact of certain new telecommunication technologies indicated that we should re-evaluate the estimated useful lives of our network assets.
     During the second half of fiscal 2007, we reviewed the estimated useful lives of fixed assets based on technology considerations, actual business experience, consultation with internal experts and external valuation firm and industry benchmarks. Based on such review, certain classes of network assets are expected to operate beyond their original estimated useful lives and as such the estimated useful lives of the fiber network and related peripherals have been revised from 4-15 years to 6-20 years effective from June 1, 2007.
     The change in the estimated useful lives is a change in accounting estimate that is accounted for prospectively from June 1, 2007. As a result of such change, the depreciation expense decreased by HK$15.9 million, and both income before taxation and net income after taxation increased by HK$15.9 million for fiscal 2007. The increase in net income resulted in a HK2.6 cents increase in both basic earnings per share and diluted earnings per share. This change also increased each of total assets, retained profits and total shareholders’ equity for fiscal 2007 by HK$15.9 million.
     Impairment of fixed assets
     Under HKFRS and U.S. GAAP, if a triggering event occurs indicating that the carrying amount of an asset may not be recoverable, a new assessment of the carrying amount of that asset is required. Triggering events include significant adverse changes in the market value of an asset, changes in the business or regulatory environment, or certain legal events. The interpretation of such events requires judgment from the management with respect to whether such an event has occurred and whether the management feels that reassessment of the carrying value of the asset is required. If an event occurs that could affect the carrying value of the asset and the management does not identify it as a triggering event and identify the asset as impaired, future operations could be adversely affected if this asset is subsequently written off or sold for less than its carrying value due to sudden downturns in the business environment.
     Upon the occurrence of triggering events, the carrying amounts of fixed assets are reviewed to assess whether their recoverable amounts have declined below their carrying amounts. Under HKFRS, the recoverable amount is the present value of estimated net future cash flows which we expect to recover from the future use of the asset, plus the asset’s residual value on disposal, discounted at the financial asset’s original effective interest rate. Where the recoverable amount of fixed and other long-lived assets is less than their carrying value, an impairment loss is recognized to write down the assets to their recoverable amount, which is based on the fair value or discounted estimated cash flows.
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
     For the three fiscal years ended August 31, 2008, except for investment property, no impairment loss was recognized based on the estimated recoverable amount of our long-lived assets. The Company has assessed the open market value of the investment property and based on such assessment, the carrying amount has been written down by HK$1.1 million for the year ended August 31, 2006. There was no difference between HKFRS and U.S. GAAP in the accounting for the impairment in our investment property because the investment property represents the lowest level at which cash flows can be identified that are largely independent of the cash flows of other asset groups and its carrying value before the recognition of an impairment loss was higher than its recoverable amount.
   Accounts Receivable
     Under HKFRS and U.S. GAAP, provision is made against accounts receivable to the extent they are considered to be doubtful. This provision requires judgment regarding the collectability of certain receivables both as they are incurred and as they age. We assess bad debt provisions by type of customers, namely residential, corporate and carrier, based on past experience of recovery of old receivables, the aging of the accounts receivable balance and historical write-off experience. Certain receivables may be initially identified as collectible, yet subsequently become uncollectible and result in a subsequent write-off of the related receivable to the consolidated statement of operations. Changes in the collectability of accounts receivable for which provisions are not made could affect our future results of operations.
     Included in the accounts receivable balance (net of allowance for doubtful debts) are receivables for mobile interconnection charges of HK$62.1 million, HK$103.8 million and HK$71.9 million as of August 31, 2006, 2007 and 2008 respectively. The balance represented mobile interconnection charges we billed to the local mobile network operators and some of which, however, had not been collected.

     Changes in the allowance for doubtful debts consist of:

	Year ended August 31,
	2006	2007	2008
	(Thousands of HK$)
Balance at beginning of the year	48,316	55,745	22,392
Additions charged to expense (1)(2)	17,450	15,973	14,293
Reversals	—	(9,404)	—
Write-off (2)	(10,021)	(39,922)	(24,741)

Balance at the end of the year	55,745	22,392	11,944

(1)	Allowance for doubtful debts as at August 31, 2006 includes allowance for mobile interconnection charges receivables of HK$20.8 million (For more information regarding our provision for mobile interconnection charges, see “Our Revenues—Fixed Telecommunications Network Services” above in this annual report.).

(2)	Following the TA’s 2004 Determination issued in June 2007, in fiscal 2007 the Company has reversed HK$9.4 million of the allowance for doubtful debts previously recognized for mobile interconnection charges to the consolidated statement of operations and has written off the remaining balance of the allowance of HK$11.4 million against the accounts receivable relating to mobile interconnection charges.
   Deferred Taxation
     Under HKFRS, we recognized deferred tax assets for all deductible temporary differences, and operating loss carry forwards to the extent it is probable that future taxable profits will be available against which the asset can be utilized.
     In assessing whether a deferred tax asset is expected to be utilized in the foreseeable future, we consider all available evidence, including projected future taxable profit by taking into consideration of the effect of our capital expenditures and other plans, such as the existing network capacity, technological changes, future market trends and projected fixed network coverage.
     Management projects future taxable income by considering all available information, including tax planning strategies, historical taxable incomes, and the expiration period of the unused tax losses carry forwards of each of the Company and its subsidiaries. During the year ended 31 August 2008, taking into consideration of the current results of operations, management assessed that it is probable that sufficient future taxable profits will be generated to utilize the unused tax losses of HK$159.6 million, which resulted in the recognition of deferred tax assets of HK$26.3 million. As at 31 August 2008, the Group had not recognized deferred tax assets in respect of unused tax losses of HK$9.5 million, because it was not probable that future taxable profits can be generated to utilize the tax losses. All tax losses are subject to agreement with local tax authorizes.
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
     A change in judgment regarding the likelihood of the generation of future taxable income necessary to realize deferred tax assets could result in a change in the valuation allowance on deferred tax assets which would impact our results under both HKFRS and U.S. GAAP.
   USC charges
     Our management makes their best estimates for charges of the USC payable to PCCW-HKT in order to fund the costs of network development incurred by PCCW-HKT in remote areas in Hong Kong. Such estimated costs are included as part of our costs of rendering services. The estimate is made based on the provisional rates announced by the Telecommunications Authority and is effective up to the date of the release of our financial statements. The Telecommunications Authority periodically reviews the actual costs incurred by PCCW-HKT in the development and adjusts the amounts owed to PCCW-HKT, or to be refunded by it, to the respective USC contributing parties, including our company. Accordingly, the estimate made by our management for a financial year is subject to changes based on the revisions published by the Telecommunications Authority up to the date prior to the release of our financial statements. We adjust such differences as an addition to, or reduction of, the corresponding costs of services in that particular reporting period.
     Any sum received in advance from PCCW-HKT as an estimated refund of USC on a provisional basis, which is subject to the final confirmation and determination of the Telecommunications Authority, is recorded in other payables and accrued charges in our balance sheet.
   Revenue Recognition
     Revenue for the provision of telecommunications services is recognized when an arrangement exists, service is rendered, fee is fixed or determinable and collectability is probable. Revenue received in advance is deferred and recognized as revenue on a straight-line basis over the stated period of time in the subscriber agreement. Network interconnection charges are recorded as revenue based on usage of the fixed telecommunications network of the Company by mobile and other fixed telecommunications network operators. The determination of the rates on mobile interconnection charges at which revenue is recognized involved significant estimates by management. Significant changes in management estimates may result in material revenue adjustments.
     Mobile network operators are obliged to pay interconnection charges to HKBN in accordance with the charging principles promulgated by the Telecommunications Authority. Because certain local mobile network operators disagreed with the level of charges computed by HKBN, certain amount of the mobile interconnection charges billed by HKBN had not been collected as of August 31, 2008. We recognize revenue related to mobile interconnection charges at amounts we believe to be realizable after consideration of the uncertainty regarding the timing and amount of the ultimate collection of amounts due. The amount recognized for the fiscal 2004 or before was determined using the available rates under the existing calculation model (fully distributed cost model) for interconnection service between fixed and mobile operators, which are based on historical cost data of PCCW-HKT Telephone Limited. The amount recognized in fiscal year 2005 reflects a discount from the amount billed which is determined based on our assessment of the range of likely outcomes from the determination process. The amount recognized in fiscal year 2006 is based on the preliminary rates from the Telecommunications Authority as we await a final ruling by the Telecommunications Authority on the level of charges payable by one of the operators. The amounts recognized in fiscal year 2007 and 2008 are based on the 2004 Determination issued by the Telecommunications Authority in June 2007 which sets out the rates payable by a mobile operator under dispute. For a discussion of our revenue recognition of mobile interconnection charges, please refer to “Factors Affecting Our Results of Operations — Our Revenues” above in this annual report and note 26(c) to our consolidated financial statements. Actual amounts realized could be different from our estimate.
Operating Results
     The following table sets forth, for the years indicated, a summary of our results of operations.

	Year Ended August 31,
	2006	2007	2008	2008
	HK$	HK$	HK$	US$
	(In thousands)
HKFRS
Revenues
Fixed telecommunications network services	716,600	816,800	1,011,038	129,561
International telecommunications	418,276	324,470	291,943	37,411

	1,134,876	1,141,270	1,302,981	166,972

Operating Expenses:
Network costs	(300,593)	(214,591)	(178,367)	(22,857)

Other operating expenses
Salaries and related costs	(256,721)	(221,102)	(247,460)	(31,711)
Sales and marketing expenses	(204,952)	(203,673)	(307,743)	(39,436)
Office, general and administrative expenses	(164,208)	(144,657)	(186,547)	(23,905)
Depreciation and amortization	(276,464)	(258,103)	(210,051)	(26,917)
Provision for doubtful accounts	(17,450)	(6,569)	(14,293)	(1,832)

Total other operating expenses	(919,795)	(834,104)	(966,094)	(123,801)

Total Operating Expenses	(1,220,388)	(1,048,695)	(1,144,461)	(146,658)

(Loss)/income from operations	(85,512)	92,575	158,520	20,314
Interest income	20,378	22,671	15,596	1,999
Interest expense	(88,637)	(87,504)	(75,137)	(9,629)
Other income, net	4,465	3,149	9,393	1,204

(Loss)/income before taxation	(149,306)	30,891	108,372	13,888
Income taxes (expense)/credit	7,244	(2,026)	16,818	2,155

Net (loss)/income	(142,062)	28,865	125,190	16,043

Year Ended August 31, 2008 Compared to Year Ended August 31, 2007
     Revenues. Revenues increased by 14.2% to HK$1,303.0 million in fiscal 2008 from HK$1,141.3 in fiscal 2007, reflecting an increase in revenue from fixed telecommunications network services, the effects of which were partially offset by a decrease in revenue from our international communications services. Revenue contribution from our fixed telecommunications network services increased to 77.6% in fiscal 2008 from 71.6% in fiscal 2007.
     Fixed telecommunications network services. Revenues from fixed telecommunications network services increased by 23.8% to HK$1,011.0 million in fiscal 2008 from HK$816.8 million in fiscal 2007. The increase was primarily caused by an increase of 17.3% of our FTNS subscription base to 801,000 as of August 31,2008 from 683,000 as of August 31, 2007 and, to a lesser extent, an increase in the average revenue per user for our Internet access services. We believe that there is increasing market acceptance of premium pricing.
•	Broadband Internet access. Subscription base for our Internet access services rose by 27.9%, to 316,000 as of August 31, 2008 from 247,000 as of August 31, 2007. During fiscal 2008, our average revenue per user increased, mainly because we focused on differentiating our services by emphasizing our ultra high Internet access speed. Our strategy was to acquire and retain customers who are willing to enter into subscription contracts with a longer service period and to pay higher prices in return for a more stable and higher speed broadband service and a reliable customer support. This strategy was proven successful as evidenced by the increase in revenues from our Internet access services.

•	Local VoIP. Subscription base for our local VoIP services rose by 6.8%, to 329,000 as of August 31, 2008 from 308,000 as of August 31, 2007, mainly due to improved branding and our greater success in cross selling our VoIP services to subscribers of our Internet access services.

•	IP-TV. Subscription base for our IP-TV services increased by 21.9% to 156,000 subscriptions, with the majority of the new subscriptions coming from existing subscribers of our Internet access and local VoIP services.
     Included in revenue from fixed telecommunications network services also was revenue related to mobile interconnection charges of HK$29.6 million in fiscal 2008. The mobile interconnection charges in fiscal 2008 decreased by 27.6% compared to fiscal 2007 because the amount recognized in fiscal 2007 included charges for fiscal 2007 and additional charges for fiscal 2005 and 2006 previously measured based on the 2006 PA. For more information regarding mobile interconnection charges, see “Factors Affecting Our Results of Operations — Our Revenues”.
     International telecommunications services. Revenues from our international telecommunications services decreased by 10.0% to HK$292.0 million in fiscal 2008 from HK$324.5 million in fiscal 2007. The decrease was primarily due to lower volumes, the effects of which were partially offset by higher revenue per minute. Competition during the fiscal year was intense as some of our integrated competitors offered international direct dial minutes for free or at very low cost as a marketing incentive to gain local fixed line and mobile market shares. Further, technology from global VoIP providers such as Skype, which offer free PC-to-PC based international calls, was also becoming more prevalent.
     Operating expenses. Operating expenses increased by 9.1% to HK$1,144.5 million in fiscal 2008 from HK$1,048.7 million in fiscal 2007, reflecting an increase in other operating expenses, the effects of which were partially offset by a decrease in network costs.
     Network costs. Network costs decreased by 16.9% to HK$178.4 million in fiscal 2008 from HK$214.6 million in fiscal 2007 mainly due to a reduction in international tariff volume and the recovery of HK$7.6 million Universal Services Contributions from PCCW-HK during fiscal 2008 pursuant to the TA Statement issued by the Telecommunications Authority. There was no recovery of Universal Services Contributions during fiscal 2007.
     Other operating expenses. Other operating expenses increased by 15.8% to HK$966.1 million in fiscal 2008 from HK$834.1 million in fiscal 2007.
•	Salaries and related costs. Salaries and related costs increased by 11.9% to HK247.5 million in fiscal 2008. We increased our total work force by 13.3% to 3,051 employees as of August 31, 2008 from 2,692 employees as of August 31, 2007, primarily due to the increased operating scale in fixed telecommunications network services.

•	Sales and marketing expenses. Sales and marketing expenses increased by 51.1% to HK$307.7 million in fiscal 2008 from HK$203.7 million in fiscal 2007, as we increased our salaries and commissions for our sales and marketing employees of HK$59.9 million and the increased mass media advertising costs of HK$30.3 million. In fiscal 2008, we started a strategy of promoting the brand to a wider audience.

•	Office, general and administrative expenses. Office, general and administrative expenses increased by 28.9% to HK$186.5 million in fiscal 2008 from HK$144.7 million in fiscal 2007, mainly due to the expanded operating scale of our fixed telecommunications network services.

•	Depreciation and amortization. Depreciation and amortization expenses decreased by 18.6% to HK$210.1 million in fiscal 2008 from HK$258.1 million in fiscal 2007. Our management revised the estimated useful lives of our fiber network and related peripherals from 4-15 years to 6-20 years, and the revisions became effective from June 1, 2007. As a result, fiscal 2008 was the first full year in which the impact on depreciation charges resulting from such revision was realized. The effect of the decrease in depreciation expense for fiscal 2008 due to the changes in estimated useful lives which was estimated to be HK$63.6 million.

•	Provision for doubtful accounts. Provision for doubtful accounts increased to HK$14.3 million in fiscal 2008 from HK$6.6 million in fiscal 2007. Included in the provision for fiscal 2007 was the reversal of HK$9.4 million of the allowance for doubtful debts previously recognized for mobile interconnection charges. If such effect was excluded, the provision for doubtful accounts decreased by HK$1.7 million due to better collection efforts. For more information regarding our provisions for mobile interconnection charges, see “Factors Affecting Our Results of Operations—Our Revenues” above in this annual report.
     Income from operations. For the foregoing reasons, income from operations increased by 71.2% to HK$158.5 million in fiscal 2008 from HK$92.6 million in fiscal 2007. Operating margin increased to 12.2% in fiscal 2008 from 8.1% in fiscal 2007. The increase in operating margin was primarily due to higher revenue contribution from fixed telecommunications network services and the better margin achieved in our international telecommunications services as a result of the phasing out of lower margin customers.
     Interest income and expense. Interest income decreased by 31.3% to HK$15.6 million in fiscal 2008 from HK$22.7 million in fiscal 2007. The decrease was primarily due to a decrease in our average outstanding cash balance, as a significant portion of our interest income was derived from our deposit of surplus capital in interest-bearing accounts at commercial banks. The decrease in our average cash balance in fiscal 2008 was mainly due to the repurchase of our 8.75% senior notes with an aggregate principal amount of US$35.6 million from the market at a total consideration of US$35.3 million in fiscal 2008. As a result of this, interest expense decreased by 14.1% to HK$75.1 million in fiscal 2008 from HK$87.5 million in fiscal 2007.
     Other income, net. Other income, net consists of the roaming charges we receive from overseas carriers that deliver traffic over our network, exchange gains and losses, and management and other fees we received in the ordinary course of our business. Other income, net increased to HK$9.4 million in fiscal 2008 from HK$3.1 million in fiscal 2007. The increase mainly includes realized gain on early redemption of long term deposits of HK$1.2 million, realized and unrealized gain on other financial assets of HK$3.3 million, and gain on extinguishment of 8.75% senior notes of HK$2.6 million.
     Income tax (expense)/credit. We recorded an income tax credit of HK$16.8 million in fiscal 2008, compared to an income tax expense of HK$2.0 million in fiscal 2007. The income tax credit in fiscal 2008 was primarily related to HK$26.3 million of deferred tax assets recognized in respect of the tax loss carryforwards of our major operating subsidiary as, based on the results of operations of our major operating subsidiary in recent years and our forecast for future years, we conclude it is probable that the subsidiary will generate sufficient taxable income to utilize the tax loss carryforwards. The HK$26.3 million was offset by the current income tax expenses of HK$4.9 million in respect of two of our subsidiaries and the reversal of HK$4.6 million of deferred tax assets upon utilization of tax loss carryforward by the Company.
     Net income. For the foregoing reasons, net income increased to HK$125.2 million in fiscal 2008 from HK$28.9 million in fiscal 2007.
Year Ended August 31, 2007 Compared to Year Ended August 31, 2006
     Revenues. Revenues increased by 0.6% to HK$1,141.3 million in fiscal 2007 from HK$1,134.9 million in fiscal 2006, reflecting an increase in revenue from fixed telecommunications network services, the effects of which were substantially offset by a decrease in revenue from our international telecommunications services. Revenue contribution from our fixed telecommunications network services increased to 71.6% in fiscal 2007 from 63.1% in fiscal 2006.
     Fixed telecommunications network services. Revenues from fixed telecommunications network services increased by 14.0% to HK$816.8 million in fiscal 2007 from HK$716.6 million in fiscal 2006. The increase was primarily caused by an increase of 10.7% of our FTNS subscription base to 683,000 as of August 31, 2007 from 617,000 as of August 31, 2006 and an increase in the average revenue per user for our Internet access services. We believe that such increases suggested that there is increasing market acceptance of premium pricing.
•	Internet access. Subscription base for our Internet access services rose by 12.3%, to 247,000 as of August 31, 2007 from 220,000 as of August 31, 2006. During fiscal 2007, we focused on differentiating our services by emphasizing our ultra high Internet access speed. which allow us to increase our average revenue per user. By providing stable and high speed broadband services and reliable customer service, we aim to acquire and retain customers with longer subscription period to higher price. This has significantly increased our revenue from Internet access services.

•	Local VoIP. Subscription base for our local VoIP services rose by 9.6%, to 308,000 as of August 31, 2007 from 281,000 as of August 31, 2006, mainly due to improved branding and cross selling our VoIP services to subscribers of our Internet access services.

•	IP-TV. Subscription base for our IP-TV services increased by 10.3% to 128,000 subscriptions, with the majority of the new subscriptions coming from existing subscribers of our Internet access and local VoIP services.
     International telecommunications services. Revenues from our international telecommunications services decreased by 22.4% to HK$324.5 million in fiscal 2007 from HK$418.3 million in fiscal 2006. The decrease was primarily due to the combined effects of lower volumes and lower revenue per minute. Competition during the fiscal year was intense as some of our integrated competitors offered international direct dial minutes for free or at very low cost as a marketing incentive to gain local fixed line and mobile market shares. Further, technology from global VoIP providers such as Skype, which offer free PC-to-PC based international calls, is also becoming more prevalent.
     Operating expenses. Operating expenses decreased by 14.1% to HK$1,048.7 million in fiscal 2007 from HK$1,220.4 million in fiscal 2006, reflecting decreases in network costs and other operating increases.
     Network costs. Network costs decreased by 28.6% to HK$214.6 million in fiscal 2007 mainly due to a reduction in international tariff volume and less reliance on third parties backhaul for our FTNS business.
     Other operating expenses. Other operating expenses decreased by 9.3% to HK$834.1 million in fiscal 2007.
•	Salaries and related costs. Salaries and related costs decreased by 13.9% to HK$221.1 million in fiscal 2007 from HK$256.7 million in fiscal 2006 mainly due to the benefits from streamlining the work force in fiscal 2006.

•	Sales and marketing expenses. Sales and marketing expenses in fiscal 2007 was comparable to that in fiscal 2006.

•	Office, general and administrative expenses. Office, general and administrative expenses decreased by 13.6% to HK$144.6 million in fiscal 2007 from HK$164.2 million in fiscal 2006, mainly as a result of last year’s operational efficiency plan and cost savings due to the decentralization of authority to department heads.

•	Depreciation and amortization. Depreciation and amortization expenses decreased by 6.7% to HK$258.1 million in fiscal 2007 from HK$276.5 million in fiscal 2006, mainly due to changes in the estimated useful lives of certain assets amounting to HK$15.9 million. Our management revised the estimated useful lives of our fiber network and related peripherals from 4-15 years to 6-20 years, effective on June 1, 2007. The change in the estimated useful lives is a change in accounting estimate that is accounted for prospectively from June 1, 2007. This change does not have any effect on the total depreciation charges of those assets during their remaining useful lives.

•	Provision for doubtful accounts. Provision for doubtful accounts decreased by 62.3% to HK$6.6 million in fiscal 2007, mainly due to the reversal of previously recognized provisions for mobile interconnection charges receivable. In fiscal 2006, we recorded a provision of HK$20.8 million for mobile interconnection charges receivable accumulated from previous years following our assessment of the collectability of these charges. In fiscal 2007, we reversed a portion of this provision by HK$9.4 million based on the rates set by the Telecommunications Authority in the 2004 determination issued in June 2007. Our provision for other trade receivables recorded in fiscal 2007 was HK$16.0 million compared to the HK$17.5 million in fiscal 2006. For more information regarding our provisions for mobile interconnection charges, see “Factors Affecting our Results of Operations—Our Revenues” above in this annual report.
     Income from operations. For the foregoing reasons, income from operations was HK$92.6 million in fiscal 2007, compared with a loss from operations of HK$85.5 million in fiscal 2006. Income from operations in fiscal 2007 was primarily due to higher revenue contribution from fixed telecommunications network services and the better margin achieved in our international telecommunications services as a result of our gradual phasing out of lower margin customers.
     Interest income and expense. Interest income increased by 11.3% to HK$22.7 million in fiscal 2007 from HK$20.4 million in fiscal 2006. The increase in interest income was due to a strong net cash inflow from our operations and a favorable interest rate environment, as a significant portion of our interest income was derived from our deposit of surplus capital in interest-bearing accounts at commercial banks. Interest expense in fiscal 2007 was HK$87.5 million which is comparable to HK$88.6 million in fiscal 2006. Such interest expense was predominantly due to the interest expense of our 8.75% senior notes.
     Other income, net. Other income, net consists of the roaming charges we receive from overseas carriers that deliver traffic over our network, exchange gains and losses, and management and other fees we received in the ordinary course of our business. Other income, net decreased by 31.1% to HK$3.1 million in fiscal 2007 from HK$4.5 million in fiscal 2006. The other income, net in fiscal 2007 mainly includes net realized and unrealized gains on investment securities and derivative financial instruments of HK$1.8 million.
     Income tax (expense)/credit. We recorded income tax expense of HK$2.0 million in fiscal 2007, compared with income tax credit of HK$7.2 million in fiscal 2006. The income tax expense in fiscal 2007 was mainly due to the tax paid by one of our subsidiaries in Guangzhou. The income tax credit in fiscal 2006 was mainly related to the recognition of deferred tax assets in respect of the tax losses from our fixed telecommunications network services business, the effects of which were partially offset by the income tax expense associated with the profit generated from our international telecommunications services.
     Net income. For the foregoing reasons, we recorded net income of HK$28.9 million in fiscal 2007, compared with net loss of HK$142.1 million in fiscal 2006.
U.S. GAAP Reconciliation
     Our financial statements are prepared in accordance with HKFRS, which differs in certain significant respects from U.S. GAAP.
     There were no differences in the net (loss) / income determined under HKFRS and U.S. GAAP for the years ended August 31, 2006, 2007 and 2008. The following tables provide a comparison of our shareholders’ equity in accordance with HKFRS and U.S. GAAP.

	As of and for the Year Ended August 31,
	2006	2007	2008	2008
	HK$	HK$	HK$	US$
	(in thousands)

Shareholders’ Equity
HKFRS	891,654	903,882	1,032,607	132,324
U.S. GAAP	897,271	909,499	1,038,224	133,044
     Differences between HKFRS and U.S. GAAP for the periods presented relate primarily to goodwill.

     Disclosure relating to those differences can be found in note 31 to our consolidated financial statements. In addition, our condensed consolidated statement of operations, changes in shareholders’ equity and comprehensive (loss)/ income have been included in note 31 to our consolidated financial statements to reflect the impact of the significant differences between HKFRS and U.S. GAAP.
Recent Accounting Pronouncements
     Recently issued and adopted accounting pronouncements under HKFRS and U.S. GAAP have been included in note 30 to our consolidated financial statements.
B. Liquidity and Capital Resources
     We expect cash flows generated from operations will continue to be our principal source of liquidity. As of August 31, 2008, we had cash and bank balance of HK$421.6 million and pledged bank deposit of HK$87.3 million. Our day-to-day operations are also supported by HK$87.3 million banking facilities, of which only HK$29.9 million was utilized.
     We believe that our current cash and cash equivalents and cash flow from operations will be sufficient to meet our anticipated cash needs, including for working capital, capital expenditure, repayment of our indebtedness when fall due and various contractual obligations, for at least the next 12 months. However, if our customer demand changes significantly due to rapid technological changes, if we are not able to successfully compete with local and foreign entrants into the market, or if we fail to maintain or obtain the necessary license renewals from the Telecommunications Authority, this could have a significant adverse impact on our cash flows from operations, which could effect our ability to make planned capital expenditures as well as meet scheduled payments on the 8.75% senior notes, our various operating and capital leases commitments and amounts due under banking facilities.
     We obtained the rating of B+ (stable) from Standard & Poor’s Rating Services and the rating of B1(positive) from Moody’s Investors Services for our 8.75% senior notes. Generally speaking, the credit ratings on our company are impacted by our revenue and earnings growth as well as our cash position. As of January 9, 2009, we are not aware of any significant factors that would change our credit ratings.
Cash Flow
     The following table summarizes our cash flows for each of fiscal 2006, 2007 and 2008:

	Year Ended August 31,
	2006	2007	2008	2008
	HK$	HK$	HK$	US$
	(In thousands)
Net cash flow from operating activities	184,151	383,999	378,529	48,507
Net cash (used in)/provided by investing activities	(492,742)	114,053	(147,750)	(18,934)
Net cash used in financing activities	(86,432)	(109,504)	(342,516)	(43,892)

(Decrease)/increase in cash and bank balances	(395,023)	388,548	(111,737)	(14,319)
Cash and bank balances, at the beginning of year	539,591	144,917	532,894	68,289
Effect of foreign exchange rate changes on cash	349	(571)	453	58

Cash and bank balances, at the end of the year	144,917	532,894	421,610	54,028

   Operating Activities
     Our principal source was cash generated from our fixed telecommunications network services and to a lesser extent, international telecommunications services.
     The net decrease in operating cash flows in fiscal 2008 relates mainly to the increase of cash received from customer (exclude mobile operators) of HK$142.8 million and recoveries of mobile interconnection charges of HK$53.4 million offset by the increase in cash outflow for the salaries and commission expenses of HK$97.6 million, mass media advertising cost of HK$30.3 million and premium cost of HK$44.0 million, and operating expenses of HK$29.8 million due to the expansion of the operation scale of our fixed telecommunications network services. Apart from uncertainties about the effect of the current credit crisis, we are not aware of any material trends or uncertainties which may have material effects on our sources and uses of cash.
     The net increase in operating cash flow in fiscal 2007 was mainly due to increased revenue from our fixed telecommunications network services and lower network costs as a result of the decrease in our international telecommunications services. Moreover, leveraging on last year’s operating efficiency plan and decentralization of authority to individual department heads helped to increase our operating cash flow.
     The net increase in operating cash flow in fiscal 2006 was mainly due to lower network costs as a result of the completion of our fiber backbone network, which reduced our network costs paid to third party network operators. Moreover, by leveraging on the large scale sales and marketing activities in fiscal 2005 which has enhanced brand image and improved customer experience, less sales and marketing expenses were incurred in fiscal 2006, which also helped to increase the operating cash flow.

     Investing Activities
     In fiscal 2008, net cash used in investing activities was HK$147.8 million. The net cash outflow was mainly due to the purchase of fixed assets of HK$189.9 million for the development of our Next Generation Network.
     In fiscal 2007, net cash generated from investing activities was HK$114.1 million. The net cash generated was mainly due to our receipt of term deposits of HK$237.5 million. Further, our purchase of fixed assets of HK$149.3 million was lower than fiscal 2006.
     In fiscal 2006, net cash used in investing activities was HK$492.7 million. The net cash outflow consisted primarily of purchases of fixed assets of HK$382.2 million for the development of our Next Generation Network and upgrading of our international telecommunications facilities. An increase in term deposits of HK$144.6 million further increased the cash outflow for investing activities in 2006.
   Financing Activities
     Net cash used in financing activities in fiscal 2008 consisting mainly of considerations paid in the repurchase of 8.75% senior notes of HK$269.4 million, interest paid on 8.75% senior notes of HK$70.0 million and dividend of HK$17.3 million.
     Net cash used in financing activities in fiscal 2007 consisting mainly of interest paid on our 8.75% senior notes of HK$85.3 million and interim dividend of HK$24.6 million.
     Net cash used in financing activities in fiscal 2006 which mainly consisted of interest paid on our 8.75% senior notes of HK$85.2 million.
Indebtedness
     As of August 31, 2008, we had outstanding borrowings of HK$683.6 million. Our long term liability consists mainly of our 8.75% senior notes due 2015, which amounted to HK$683.2 million.
     8.75% Senior Notes
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
     We may redeem all but not less than all of the 8.75% senior notes in the event we have to pay additional amounts as a result of certain changes in taxation. Prior to February 1, 2008, we may redeem up to a maximum of 35% of the original aggregate principal amount of the notes, with the proceeds from one or more specified public or private offerings of our common stock, at a redemption price equal to 108.75% of the principal amount of the notes. On or after February 1, 2010, we may redeem the notes, in whole or in part, at the redemption prices set forth in the indenture governing the notes. In all cases of optional redemption, we will pay principal at the redemption price specified plus accrued and unpaid interest, additional amounts, if any, thereon to, but not including, the date of redemption.
     The indenture governing the 8.75% senior notes contains covenants that limit, among other things, our ability and the ability of certain of our existing and future subsidiaries to:
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
     The net proceeds of the 8.75% senior notes were approximately US$121.0 million after deduction of expenses and commissions. We used the net proceeds, in part, to repay in full an existing bank loan in the outstanding amount of HK$196.7 million. The remaining net proceeds has been and will continue to be used for capital expenditures, including costs incurred in expanding and upgrading our Next Generation Network in Hong Kong, and for additional working capital and general corporate purposes.
     During December 2007, January 2008 and February 2008, we repurchased an aggregate principal amount of US$35.6 million of the 8.75% senior notes from the market for a total consideration (including accrued interest and/or broker’s commissions) of US$35.4 million. All of the repurchased notes have been cancelled. As of January 9, 2009, an aggregate principal amount of US$89.4 million of the 8.75% senior notes remained outstanding.
     As of August 31, 2008, the 8.75% senior notes were stated at the amortized cost of US$87.5 million (HK$683.2 million), compared with the amortized costs of US$122.1 million (HK$952.6 million) as of August 31, 2007.
     In August 2008, we launched a tender offer and consent solicitation for the cash purchase of up to US$125 million aggregate principal amount of the 8.75% senior notes. The terms and conditions of the offer were set forth in an Offer to Purchase and Consent Solicitation Statement dated July 9, 2008, as further extended. We terminated the tender offer and consent solicitation due to adverse market conditions and therefore we determined that the financing condition of the offer would not be satisfied. All notes previously tendered were promptly returned to holders.
     Banking Facilities
     As of August 31, 2008, we had available banking facilities of HK$87.3 million of which HK$29.9 million was utilized.
Capital Expenditures
     In order to further develop our Next Generation Network and maintain the operations of our international telecommunications business, we plan to make total capital expenditures of approximately HK$650 million in fiscal 2009 and 2010 to increase the coverage of our Next Generation Network from 1.5 million residential home passes to 2.0 million residential home passes and from 697 commercial buildings to 1,800 commercial buildings. The budgeted capital expenditures will be financed by the company’s internally generated cash flow in the respective year.
Contractual Obligations and Commercial Commitments
     The following table sets forth information regarding our aggregate payment obligations in future years of the contractual obligations and commercial commitments that we had as of August 31, 2008.

	Payments due by period
			More than 1	More than
			year but	3 years but	More
		Within	within 3	within 5	than
Contractual Obligations	Total	1 year	years	years	5 years
	(Thousands of HK$)
Capital expenditure items	143,888	143,888	—	—	—
Operating leases	87,000	55,095	21,077	3,444	7,384
8.75% senior notes	1,093,852	61,012	122,024	122,024	788,792
Obligation under finance leases	414	142	272
Other current liabilities	248,805	248,805	—	—	—
Programming fees (IP-TV)	6,862	6,583	219	60	—

Total	1,580,821	515,525	143,592	125,528	796,176

     During December 2007, January 2008 and February 2008, we repurchased an aggregate principal amount of US$35.6 million of the 8.75% senior notes from the market for a total consideration (including accrued interest) of US$35.4 million. All of the repurchased notes have been cancelled. As a result of the market repurchase of the notes, our contractual obligations in respect of the short-term and long-term debt (principal and interest payments) decreased by US$55.9 million (equivalent to HK$436.4 million).
     We expect that our current cash and cash equivalents and cash flow from operations will be sufficient to meet our anticipated cash needs, including for working capital, capital expenditure, repayment of our indebtedness and various contractual obligations, for at least the next 12 months. However, if our customer demand changes significantly due to rapid technological changes, if we are not able to successfully compete with local and foreign entrants into the market, or if we fail to maintain or obtain the necessary license renewals from the Telecommunications Authority, this could have a significant adverse impact on our cash flows from operations, which could effect our ability to make planned capital expenditures as well as meet scheduled payments on the 8.75% senior notes, our various operating and capital leases commitments and amounts due under banking facilities.
C. Research and development, patents and licenses
     We commit considerable resources to our research and development department in order to continuously improve our services and improve our market position. As of August 31, 2008, our research and development team consisted of approximately 27 staff members experienced in systems design, engineering, telecommunications and computer programming. Our research and development department is primarily responsible for assessing and adapting the technology that we employ in upgrading and expanding our Next Generation Network. To identify and develop new market opportunities, the research and development team assesses new services offered by telecommunications and Internet companies in the United States and elsewhere and works closely with our marketing department. Our research and development expenditures were approximately HK$9.6 million, HK$5.0 million and HK$9.6 million for fiscal 2006, 2007 and 2008, respectively.
D. Trend information
     During fiscal 2008, our international telecommunications business experienced a 12.9% decline in volume to 574.0 million minutes, which marginally offset by higher revenue per minute, resulted in a 10.0% reduction in our international telecommunications revenues to HK$292.0 million in fiscal 2008. The principal reason for this decline was the intense competition, as our key competitors introduced highly aggressive price cuts. We expect that such decline will continue in future. Rather than directly competing on price, our strategy is to proactively migrate our international telecommunications customers to our FTNS global “2b” VoIP service which we believe will enable us to obtain higher margins and provide us with access to a wider addressable market.

     Our revenues from our fixed telecommunications network services grew by 23.8% to HK$1,011 million in fiscal 2008 due to a rise in the subscription base of our fixed telecommunications network services of 17.3% to 801,000 subscriptions as of August 31, 2008. The revenue growth was also attributable to our success in raising revenue yields per subscription.
     The current global credit crunch has already had a dampening effect on consumer sentiment and business activities across the globe. Although we are not immune from this macro economic downturn, our underlying broadband and voice services as “semi-utility” services should be relatively less impacted. However, if the global economic conditions remain difficult for a long period of time, we may also face demand-size pressures.
E Off-Balance Sheet Arrangements
     Other than as described above in “ Critical Accounting Policies” and note 28 to our Consolidated Financial Statements, we have not entered into any off-balance-sheet arrangements with any entities or individuals.
F. Tabular disclosure of contractual obligations.
     See “Liquidity and Capital Resources” above in Item 5.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
     Our board of directors consists of eight directors, three of whom, Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu are independent non-executive directors and one of whom, Mr. Cheng Mo Chi, Moses, is a non-executive director. The remaining four, Mr. Wong Wai Kay, Ricky, Mr. Cheung Chi Kin, Paul, Mr. Yeung Chu Kwong, William and Mr. Lai Ni Quiaque, are executive directors.
     The following table sets forth certain information concerning our directors and senior management as of January 9, 2009.

			Date
			Joined City
Name	Age	Position	Telecom
Board of Directors :
WONG Wai Kay, Ricky	47	Chairman	1992
CHEUNG Chi Kin, Paul	51	Vice Chairman	1992
YEUNG Chu Kwong, William	48	Executive Director and Chief Executive Officer	2005
LAI Ni Quiaque	39	Executive Director, Chief Financial Officer, Company Secretary and Head of Staff Engagement	2004
CHENG Mo Chi, Moses	58	Non-Executive Director	1997
LEE Hon Ying, John	62	Independent Non-Executive Director	1997
CHAN Kin Man	49	Independent Non-Executive Director	1997
PEH Jefferson Tun Lu	49	Independent Non-Executive Director	2004

Senior Management :
CHONG Kin Chun, John	46	Director of Corporate Division	1996
LO Sui Lun	44	Director of Infrastructure Development	1998
TAM Ming Chit	42	Chief Technology Officer	2008
TO Wai Bing	46	Managing Director of Business Development	2007
Executive Directors
     Mr. WONG Wai Kay, Ricky, aged 47, is the co-founder and Chairman of the Company. He is responsible for our overall strategic planning and management. Mr. Wong has over 20 years’ experience in the telecommunications and computer industries. He had worked at a major US-listed computer company as a marketing representative and was responsible for marketing and distribution of computer products in Hong Kong from 1985 to 1989. He was also a co-founder and director of a company principally engaged in import and distribution of computer systems in Canada prior to co- founding of the Company. Mr. Wong holds a Bachelor’s Degree in Science and a Master of Business Administration Degree (Executive MBA Programme) from The Chinese University of Hong Kong. He is a first cousin of Mr. Cheung Chi Kin, Paul, the Vice Chairman of the Company. Currently, Mr. Wong is a member of Commission on Youth, a member of Zhejiang Committee, Chinese People’s Political Consultative Conference, an independent non-executive director of Bossini International Holdings Limited and a member of the Board of Trustees, United College, The Chinese University of Hong Kong. On December 4, 2008, Mr. Wong was appointed as chief executive officer of ATV, a free-to-air broadcaster in Hong Kong. On December 18, 2008, Mr. Wong resigned from ATV as the chief executive officer due to inconsolable differences in ATV strategic turnaround plan.
     Mr. CHEUNG Chi Kin, Paul, aged 51, is the co-founder and Vice Chairman of the Company. Mr. Cheung is responsible for overall strategic planning and management of the Company. Prior to that, Mr. Cheung was appointed as the Chief Executive Officer and was responsible for our day-to-day operations and technological research, development and support activities. Mr. Cheung has more than 27 years’ experience in the telecommunications and computer industries. He had worked in companies engaged in application software development and computer consultancy prior to co-founding of the Company. Mr. Cheung graduated with a Diploma of Advanced Programming and System Concepts Design from Herzing Institute, Canada. Mr. Cheung is a first cousin of Mr. Wong Wai Kay, Ricky, the Chairman of the Company.
     Mr. YEUNG Chu Kwong, William, aged 48, was appointed as an Executive Director and the Chief Executive Officer of the Company on November 1, 2008 with the responsibilities for developing corporate strategies and overseeing the operations of the entire Group. Before that, Mr. Yeung joined the Company as Chief Operating Officer in October 2005. He was responsible to head our Customer Engagement Department to oversee customer relationship management. Mr. Yeung was also responsible to head Network Development Department. Mr. Yeung has more than 17 years’ experience in the telecommunications industry. Prior to joining the Company, Mr. Yeung was the Director of Customers Division in Smartone-Vodafone, the General Manager of Personal Communications and Retail Division in Tricom Telecom Limited, and was also an Inspector of Police in the Hong Kong Police Force. He holds a Bachelor of Arts Degree from Hong Kong Baptist University, a Master of Business Administration Degree from University of Strathclyde, UK and a Master of Science Degree in Electronic Commerce and Internet Computing from The University of Hong Kong.
     Mr. LAI Ni Quiaque, aged 39, is an Executive Director of the Company. He is also the Chief Financial Officer, Company Secretary and Head of Staff Engagement. Mr. Lai joined the Company in May 2004. Mr. Lai has extensive experience in telecommunications industry, research and finance, being highly rated in this field. Prior to joining the Company, Mr. Lai was a Director and Head of Asia Telecom Research for Credit Suisse, he was involved in global fund raisings for a wide range of Asian Telecom carries such as China Mobile, China Telecom, China Unicom, China Netcom, SK Telecom, PCCW, Telekom Malaysia, etc. Before that, Mr. Lai held positions with Hongkong Telecom and Kleinwort Benson Securities (Asia). Mr. Lai holds a Bachelor of Commerce degree from the University of Western Australia, is a Fellow member of HKICPA and CPA Australia and is a Member of the Hong Kong Institute of Directors. Mr. Lai has been currently in the Kellogg-HKUST EMBA program with expected completion in 2009. Mr. Lai has also been appointed as a member of the remuneration committee of the Company.
Non-Executive Director
     Mr. CHENG Mo Chi, Moses, aged 58, was re-designated as a Non-executive Director of the Company with effect from September 30, 2004. He was appointed as an Independent Non-executive Director of the Company since June 17, 1997. Mr. Cheng is the senior partner of P.C. Woo & Co., a firm of solicitors and notaries in Hong Kong, the Founder Chairman of the Hong Kong Institute of Directors of which he is now the Honorary President and Chairman Emeritus and the Chairman of the Betting and Lotteries Commission. Mr. Cheng was appointed as a member of the Legislative Council of Hong Kong from 1991 to 1995. Mr. Cheng currently also serves as an independent non-executive director of another six companies listed on the Main Board, namely China COSCO Holdings Company Limited, China Mobile Limited, China Resources Enterprise, Limited, Hong Kong Exchanges and Clearing Limited, Liu Chong Hing Investment Limited and Towngas China Company Limited. He currently also serves as a non-executive director of another four companies listed on the Main Board, namely Galaxy Entertainment Group Limited, Guangdong Investment Limited, Kader Holdings Company Limited and Tian An China Investments Company Limited. Mr. Cheng has also been appointed as a member of the remuneration committee of the Company.
Independent Non-Executive Directors
     Mr. LEE Hon Ying, John, aged 62, is the managing director of Cyber Networks Consultants Company in Hong Kong. He was the Regional Director, Asia Pacific of Northrop Grumman — Canada, Ltd. He was previously the director of network services of Digital Equipment (HK) Limited and prior to that, worked for Cable & Wireless HKT and Hong Kong Telecom. He is a chartered engineer and a member of each of Institution of Engineering and Technology, the United Kingdom, and the Hong Kong Institution of Engineers and the Hong Kong Computer Society. He received a Master’s Degree in Information System from the Hong Kong Polytechnic University in 1992. In addition, he is the Territory Vice-president of the Society of St. Vincent de Paul of Asia and Oceania, which is an international charity body. He is the Commission member of Catholic Diocese of Hong Kong Diocesan for Hospital Pastoral Care. Mr. Lee has been a Director since June 1997. Mr. Lee is also the chairman of the audit committee and remuneration committee of the Company.
     Dr. CHAN Kin Man, aged 49, is Director of Centre for Civil Society Studies and Associate Professor of the Department of Sociology of The Chinese University of Hong Kong. He received a Bachelor of Social Science Degree from The Chinese University of Hong Kong in 1983 and a Doctor of Philosophy Degree from Yale University in the U.S. in 1995. Dr. Chan has been a Director since June 1997. Dr. Chan has also been appointed as a member of the audit committee and remuneration committee of the Company.
     Mr. PEH Jefferson Tun Lu, ,aged 49, is a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants and a Certified Practicing Accountant of CPA Australia. Mr. Peh holds a Master Degree in Business from the University of Technology, Sydney. He has over 26 years of experience in finance, accounting and management from listed and private companies in Hong Kong and Australia. Mr. Peh has been a Director of the Company since September 2004. Mr. Peh has also been appointed as a member of the audit committee and remuneration committee of the Company.

Senior Management
     Mr. CHONG Kin Chun, John, aged 46, is the Director of the Corporate Division. He is responsible for sales, marketing and servicing development of the Company’s international telecommunications services and fixed telecommunications network services for business and corporate customers. Mr. Chong joined the Company in February 1996 and holds a Bachelor’s Degree in Arts from The University of Hong Kong. Mr. Chong worked as a general manager overseeing product management and the sales force of a listed telecommunications products company in Hong Kong from 1987 to 1996.
     Mr. LO Sui Lun, aged 44, is the Director of HKBN, the wholly-owned subsidiary of the Company. He is now in charge of the Company’s Infrastructure Development and is responsible for engaging in development of the Company’s infrastructure network. Before that, Mr. Lo was in charge of regulatory, carrier business, international business, network operation and network development for HKBN. Mr. Lo joined the Company in September 1998. Prior to that, Mr. Lo worked for PCCW (formerly known as “Hong Kong Telecom”) for 9 years, gaining experience in network planning and undersea cable investment. Mr. Lo holds a Bachelor’s Degree in Sciences in Electronics from The Chinese University of Hong Kong and a Master’s Degree in Business Administration from the University of Strathclyde, U.K.
     Dr. TAM Ming Chit, aged 42, is the Chief Technology Officer of the Company. He is responsible for the Company’s network, information system development and operations including broadband networking, IPTV, wireless applications, as well as VoIP networks. Prior to joining the Company in 2008, Dr. Tam held various technical positions in various institutions in Hong Kong and overseas, such as Alcatel-Lucent, Citibank and SRA. He has over 15 years of operational experience in the information technologies and telecom industry. Dr. TAM holds a Bachelor of Science (Hons) in Computer Science from Imperial College, University of London, U.K. and a Doctor of Philosophy in Computer Science from the University of Pennsylvania, U.S.A.
     Ms. TO Wai Bing, aged 46, is the Managing Director of Business Development of the Company. Ms. To is also in charge of International Business Department and Carrier Business Department. She is responsible for the control of cost of services, carrier relations, sales of carrier business, explore and secure business partnerships to strengthen the Company’s business operations and development. Before joining the Company, Ms. To had worked in the Hong Kong Telecom Group for 16 years after graduating from the Hong Kong Polytechnic University with a Diploma in Electronic Engineering and subsequently a Higher Certificate in Electronic Engineering. Ms. To rejoined the Company in May 2007 after her previous service with the Company from September 1998 to July 2006.
B. Compensation
Directors’ and Senior Management’s Compensation
     Our directors and senior management receive compensation in the form of salaries, housing allowances, discretionary bonuses, other allowances and benefits in kind, including our contribution to the pension schemes for such individuals. We also granted share options to various directors and members of our senior management. For more information regarding share options granted to directors and members of our senior management, see Item 5 “Directors, Senior Management and Employees — Share Ownership” below in this annual report.
     Our senior management and employees are entitled to receive an annual discretionary bonus based on their individual performance and our financial performance during the year in question.
     The aggregate amount of salaries or other compensation, housing allowances, other allowances and benefits in kind paid by us to our directors and senior management was approximately HK$32.5 million for fiscal 2008, compared with HK$31.2 million for fiscal 2007. The aggregate amount of contribution that we made to the retirement or similar benefits for our directors and members of our senior management was HK$2.4 million for fiscal 2008, compared with HK$2.2 million for fiscal 2007.
     Except as discussed herein, no other payments have been paid or are payable, in respect of fiscal 2008, by us or any of our subsidiaries to our directors and senior management.
C. Board Practices
Service Contracts
     We entered into service agreements with our four executive directors, Messrs. Wong Wai Kay, Ricky, Cheung Chi Kin, Paul, Yeung Chu Kwong, William and Lai Ni Quiaque, respectively. These service agreements include non-competition clauses under which our executive directors agree not to compete with us in accordance with the terms and conditions therein and shall continue to be effective unless and until terminated by either party of the respective service agreements. None of the agreements provide for any benefits or compensation upon termination of employment.
“Controlled Company” Exemption
     We are a “controlled company” within the meaning of the NASDAQ Marketplace Rules, since Top Group International Limited holds more than 50% of our voting power. As such, we are exempt from the NASDAQ Marketplace Rules requirement that a majority of a company’s board of directors must qualify as independent directors within the meaning of the NASDAQ Marketplace Rules. We are also exempt from the NASDAQ Marketplace Rules requirement regarding nominations and remuneration. In accordance with Hong Kong law, the nomination and remuneration of our directors are governed by our Articles of Association, our directors are appointed by our shareholders in general meeting and the directors’ fees which are recommended by the remuneration committee of our board of directors are determined by our shareholders at the annual general meeting.
Audit Committee
     Our board of directors established an audit committee in March 1999 to ensure the impartial supervision of our accounting and business operations. The audit committee is comprised of three independent non-executive directors, namely, Mr. Lee Hon Ying, John (the Chairman of the audit committee), Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu. Mr. Peh was appointed to the audit committee on September 1, 2004 and is a “financial expert” within the meaning of, and as required by the U.S. Sarbanes-Oxley Act of 2002.
     The audit committee is governed by an audit committee charter, which was adopted by our board of directors at a meeting held in August 2004. It is responsible for overseeing the accounting and financial reporting process of the Company and the audits of the Company’s financial statements on behalf of our board of directors.
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
     As provided in our audit committee charter, the audit committee is required to meet in person or telephonically at least twice a year and has the resources and authority appropriate to discharge its responsibilities as required by law, including the authority to engage independent counsel and other advisors as the audit committee deems necessary to carry out its duties.
     The audit committee met four times in fiscal 2008. The major works performed by the committee from September 1, 2007 to August 31, 2008 included the following:
•	Reviewed the Company’s financial statements for the year ended August 31, 2007 and for the six months ended February 29, 2008;

•	Reviewed the internal audit progress, especially on the compliance of the Sarbanes-Oxley Act;

•	Reviewed the external auditor’s report on the review of the Company’s interim financial report for the six months ended February 29, 2008 and the Company’s audited consolidated financial statements for the year ended August 31, 2007; and

•	Pre-approved the audit and non-audit services provided by KPMG, the Company’s external auditor.
Remuneration Committee
     Our board of directors established a remuneration committee in August 2001 to manage our offer of remuneration packages to executive directors. Among others, each executive director is entitled to receive an annual discretionary bonus of such amount as shall be determined by the board of directors upon recommendation and approval by the remuneration committee. The remuneration committee is comprised of six members with three independent non-executive directors, Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu, the non-executive director, Mr. Cheng Mo Chi, Moses, Mr. Lai Ni Quiaque, the executive director, Chief Financial Officer, Company Secretary and Head of Staff Engagement and our director of Talent Management. The remuneration committee’s objectives are set out as follows:-
•	Establish formal, fair and transparent procedures for developing policy and structure of all remuneration of directors and senior management.

•	Review and consider the Company’s policy for remuneration of directors and senior management.

•	Recommend the remuneration packages of non-executive directors (including independent non-executive directors).
The remuneration committee held two meetings during the fiscal 2008. The major works performed by the committee from September 1, 2007 to August 31, 2008 included the following:
•	Reviewed and approved the proposed discretionary performance bonus for the management committee members.

•	Reviewed and approved the remuneration packages for management committee members.

•	Reviewed and approved the remuneration for the Directors.
D. Employees
     The following chart sets forth the number of our employees by functional area as of August 31, 2008.

Employees
Information technology and engineering	380
Sales and marketing, customer service and “Special Duty Unit”, or SDU	2,367
General administration and others	304

Total	3,051

     The following chart sets forth the number of our employees by geographical region as of August 31, 2008.

Employees
Hong Kong	1,538
Guangzhou	1,489
Canada	24

Total	3,051

     As of August 31, 2006, 2007 and 2008, we had 2,565, 2,692 and 3,051 employees respectively. The increase in our total number of employees in fiscal 2008 was mainly due to the expansion in our fixed telecommunications network business.
E. Share Ownership
Share Ownership
     The following chart sets forth the share ownership of our directors and senior management as of January 9, 2009.

		Number of Shares	Percentage of	Outstanding
		Beneficially	Shares Beneficially	Share
Title of Class	Identity of Person or Group	Owned (4)	Owned (%) (3)	Options
Ordinary Shares	Wong Wai Kay, Ricky	332,688,495 (1)	51.13	14,093,586
Ordinary Shares	Cheung Chi Kin, Paul	366,983,820 (2)	56.40	14,093,586
Ordinary Shares	Yeung Chu Kwong, William	3,000,000	Less than 1.0	7,029,678
Ordinary Shares	Lai Ni Quiaque	10,142,446	1.56	8,029,678
Ordinary Shares	Chong Kin Chun, John	2,271,364	Less than 1.0	2,516,710
Ordinary Shares	Lo Sui Lun	700,000	Less than 1.0	2,013,369
Ordinary Shares	Tam Ming Chit	Nil	Nil	1,002,718
Ordinary Shares	To Wai Bing	Nil	Nil	1,002,718

(1)	Of the 332,688,495 shares, 331,637,811 shares are beneficially owned through Mr. Wong’s 42.12 % interest in Top Group International Limited, or Top Group, and 1,050,684 shares are owned directly by Mr. Wong.

(2)	Of the 366,983,820 shares, 331,637,811 shares are beneficially owned through Mr. Cheung’s 27.06% interest in Top Group,11,021,389 shares are owned directly by Mr. Cheung and 24,324,620 shares are beneficially owned through Mr. Cheung’s 50% interest in Worship Limited.

(3)	Percentage ownership is based on 650,722,409 shares issued as of January 9, 2009.

(4)	Beneficial ownership is determined in accordance with the rules of the SEC.

     The following table sets forth the share options for the details of the share options held by the Directors and Senior Management of the Company as at January 9, 2009:-

						Adjustment	Adjustment
				Options		to number	to number	Options	Options
			Balance	granted		of options	of options	exercised	cancelled/	Balance
			as at	during		for 2007	for 2008	during	lapsed	as at
	Date of	Exercise	January	the	Exercise	Final	Interim	the	during	January
	grant	price	21 ,2008	period	period	Dividend	Dividend	period	the period	9, 2009
		HK$				(note 1)	(note 2)
Directors

Mr. Wong Wai Kay, Ricky	January 5, 2005	1.5297 (note 5)	8,000,000	—	January 5, 2005 to October 20, 2014	31,646	21,832	—	—	8,053,478

	May 22, 2006	0.6554 (note 6)	6,000,000	—	May 22, 2007 to May 21, 2016	23,734	16,374	—	—	6,040,108

Mr. Cheung Chi Kin,Paul	January 5, 2005	1.5297 (note 5)	8,000,000	—	January 5, 2005 to October 20, 2014	31,646	21,832	—	—	8,053,478

	May 22, 2006	0.6554 (note 6)	6,000,000	—	May 22, 2007 to May 21, 2016	23,734	16,374	—	—	6,040,108

Mr. Yeung Chu Kwong, William	May 22, 2006	0.6554 (note 6)	2,000,000	—	May 22, 2007 to May 21, 2016	7,911	5,458	1,000,000	—	1,013,369

	February 6, 2008	1.7652 (note 7)	—	6,000,000	(note 3)	—	16,309	—	—	6,016,309

Mr. Lai Ni Quiaque	June 3, 2004	1.4700	6,000,000	—	May 1, 2005 to June 2,2014	—	—	6,000,000	—	—

	May 22, 2006	0.6554 (note 6)	3,000,000	—	May 22, 2007 to May 21, 2016	7,911	5,458	1,000,000	—	2,013,369

	February 11, 2008	1.8749 (note 8)	—	6,000,000	(note 4)	—	16,309	—	—	6,016,309

Senior Management

Mr. Chong Kin Chun, John	October 21, 2004	1.5297 (note 5)	2,000,000	—	January 1, 2005 to October 20, 2014	7,911	5,457	—	—	2,013,368

	May 22, 2006	0.6554 (note 6)	1,000,000	—	May 22, 2007 to May 21, 2016	3,956	1,364	501,978	—	503,342

Mr. Lo Sui Lun	October 21, 2004	1.5297 (note 5)	500,000	—	January 1, 2005 to October 20, 2014	1,978	1,365	—	—	503,343

	May 22, 2006	0.6554 (note 6)	1,500,000	—	May 22, 2007 to May 21, 2016	5,934	4,092	—	—	1,510,026

Dr. Tam Ming Chit	May 2, 2008	1.7951 (note 9)	—	1,000,000	(note 3)	—	2,718	—	—	1,002,718

Ms. To Wai Bing	February 15, 2008	1.7652 (note 7)	—	4,000,000	(note 3)	—	10,873	—	3,008,155	1,002,718

Notes:

(1)	As a result of allotment of 11,227,213 new shares to shareholders who elected to receive the 2007 Final Dividend in shares on February 4, 2008, the exercise price of and the number of share subject to the 51,805,000 share options outstanding on December 21, 2007 (being the Record Date for determining the entitlement of 2007 Final Dividend) were adjusted pursuant to the 2002 Share Option Scheme with effect from February 4, 2008. The closing price per share immediately before the date of the grant of the Options was HK$1.70.

(2)	As a result of allotment of 8,838,938 new shares to shareholders who elected to receive the 2008 Interim Dividend in shares on July 23, 2008, the exercise price of and the number of share subject to the 65,235,809 share options outstanding on June 6, 2008 (being the Record Date for determining the entitlement of 2008 Interim Dividend) were adjusted pursuant to the 2002 Share Option Scheme with effect from July 23, 2008. The closing price per share immediately before the date of the grant of the Options was HK$1.79.

(3)	The exercise of the Options is subject to certain conditions that must be achieved by the employee. The Options shall be exercised not later than December 23, 2012.

(4)	The exercise of the Options is subject to the performance of the Company’s share. The Options shall be exercised not later than 23 December 2012.

(5)	Exercise price of the share options was adjusted from HK$1.54 to HK$1.5339 per ordinary share as a result of our payment of the 2007 Final Dividend (see Note 1). Exercise price of the share options was adjusted from HK$1.5339 to HK$1.5297 per ordinary share as a result of our payment of the 2008 Interim Dividend (see Note 2).

(6)	Exercise price of the share options was adjusted from HK$0.66 to HK$0.6573 per ordinary share as a result of our payment of the 2007 Final Dividend (see Note 1). Exercise price of the share options was adjusted from HK$0.6573 to HK$0.6554 per ordinary share as a result of our payment of the 2008 Interim Dividend (see Note 2).

(7)	Exercise price of the share options was adjusted from HK$1.77 to HK$1.7652 per ordinary share as a result of our payment of the 2008 Interim Dividend (see Note 2).

(8)	Exercise price of the share options was adjusted from HK$1.88 to HK$1.8749 per ordinary share as a result of our payment of the 2008 Interim Dividend (see Note 2).

(9)	Exercise price of the share options was adjusted from HK$1.80 to HK$1.7951 per ordinary share as a result of our payment of the 2008 Interim Dividend (see Note 2).
     All shareholders own ordinary shares and enjoy the same voting rights with respect to each share.
Share Option Schemes
     We adopted a second share option scheme, which we refer to as the 2002 Scheme, on December 23, 2002 and terminated the share option scheme adopted and in effect since July 12, 1997, which we refer to as the 1997 Scheme. Upon termination of the 1997 Scheme, no further options can be granted under the 1997 Scheme. Options granted under the 1997 Scheme that are not exercised have lapsed automatically on July 12, 2007. Under the terms of the 2002 Scheme, our board of directors may, in its discretion from time to time, and subject to such conditions as the board may determine, within ten years beginning on December 23, 2002, grant any employee or executive or officer of the Company or any of its subsidiaries (including executive, non-executive and independent non-executive directors of each of the abovementioned companies) and any suppliers or professional advisers who will or have provided services to the Company and/or its subsidiaries to subscribe for our ordinary shares.
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
     Any grant of options to any of our directors, chief executives or substantial shareholders or any of their respective associates (as defined in the Listing Rules) is required to be approved by our non-grantee independent non-executive directors. If we propose to grant options to a substantial shareholder or any of its independent non-executive directors, or their respective associates, which will result in the number of ordinary shares issued and to be issued upon exercise of options granted and to be granted under our 2002 Scheme and any of our other share option scheme(s) (including options exercised, cancelled and outstanding) to such person in the 12-month period up to and including the date of such grant (a) representing in aggregate over 0.1% of the outstanding ordinary shares; and (b) having an aggregate value in excess of HK$5 million, based on the closing price of the ordinary shares at the date of each grant, such further grant of options will be subject to approval by shareholders and all requirements under the Listing Rules.
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
     As of January 9, 2009, a total number of 90,962,393 options were granted, 26,677,268 options were exercised, 13,418,911 options were lapsed and 60,581,214 options remain outstanding and unexercised. A total number of 47,413,203 options are available for issue as of January 9, 2009.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
     The following table sets forth certain information regarding ownership of our ordinary shares as of January 9, 2009 by all persons who are known to us to own beneficially 5% or more of our ordinary shares.

				Percentages of Shares
		Beneficially		Beneficially Owned
Title of Class	Identity of Person or Group	Owned (5)		(%) (1)
Ordinary Shares	Wong Wai Kay, Ricky	332,688,495	(2)	51.13
Ordinary Shares	Cheung Chi Kin, Paul	366,983,820	(3)	56.40
Ordinary Shares	Top Group International Limited	331,637,811		50.96
Ordinary Shares	Leung Ka Pak	331,637,811	(4)	50.96
Ordinary Shares	Yau Ming Yan, Andrew	331,637,811	(4)	50.96

(1)	Percentage ownership is based on 650,722,409 shares issued as of January 9, 2009.

(2)	Of the 332,688,495 shares, 331,637,811 shares are beneficially owned through Mr. Wong’s 42.12 % interest in Top Group International Limited or Top Group, and 1,050,684 shares are owned directly by him. Top Group International Limited, Top Group is a holding company incorporated in British Virgin Islands with no active operations. Top Group has two directors, Mr. Wong Wai Kay, Ricky and Mr. Cheung Chi Kin, Paul, who are our chairman and vice chairman respectively. They are two of shareholders of Top Group. Mr. Leung Ka Pak and Mr. Yau Ming Yan, Andrew are the two other shareholders of Top Group.

(3)	Of the 366,983,820 shares, 331,637,811 shares are beneficially owned through Mr. Cheung’s 27.06% interest in Top Group, 11,021,389 shares are owned directly by Mr. Cheung and 24,324,620 shares are beneficially owned through Mr. Cheung’s 50% interest in Worship Limited.

(4)	The 331,637,811 shares are beneficially owned through Mr. Leung’s 21.00% and Mr. Yau’s 9.82% interest in Top Group. Mr. Leung Ka Pak was a director and the president of all of the Company’s subsidiaries in Canada (other than City Telecom (Canada) Inc.. He resigned as a director and president in October 2005. After Mr. Leung resigned, Mr. Yau Ming Yan, Andrew was a director and the president of all subsidiaries in Canada (other than City Telecom (Canada) Inc.). He resigned as a director and president in July 2006.

(5)	Beneficial ownership is determined in accordance with the rules of the SEC.
As of January 9, 2009, there were 10 registered holders of 1,838,117 American Depositary Shares in the United States, consisting of 5.65% of our outstanding shares.
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
     Contracts with Our Directors and Senior Management
     All of our directors and senior management have employment service agreements with us. Certain of our directors and senior management receive housing allowances, pensions, bonuses and commissions. In addition, some of our directors are also senior management of City Telecom and these persons may also have the ability to make significant business decisions effecting our operations. See Item 6 “Directors and Senior Management” above in this annual report for details concerning these arrangements.
C. Interests of Experts and Counsel
Not applicable.
ITEM 8. FINANCIAL INFORMATION
A. Consolidated Statements and Other Financial Information
Financial Statements
     See pages F-1 — F-92 following Item 19.
Legal and Regulatory Proceedings
     We are currently involved in one material legal or regulatory proceedings as described below:
     FMIC. In March 2004, our wholly owned subsidiary, HKBN, requested the Telecommunications Authority to make a determination, pursuant to section 36A of the Telecommunications Ordinance (Cap 106), in respect of the level of fixed-mobile interconnection charge, or FMIC, to be paid by China Resources Peoples Telephone Company Limited, or Peoples, and the effective date of such charges. This FMIC is paid by a mobile network operator to the interconnecting fixed network operator for telephony traffic both from a fixed line to a mobile phone and from a mobile phone to a fixed line. In May 2004, the Telecommunications Authority confirmed to Peoples and HKBN that mobile operators (in this case Peoples) should pay interconnection charges to fixed network operators (in this case HKBN) in accordance with the existing charging principles stated clearly in the relevant Statements issued by the Telecommunications Authority, particular in Statements No. 5 & 7. In August 2004, the Telecommunications Authority agreed to commence a determination regarding the level and effective date of FMIC payable to HKBN by Peoples. In March 2006, the Telecommunications Authority issued a preliminary analysis and requested comments from HKBN. HKBN submitted its response to the Telecommunications Authority in July 2006 and September 2006 respectively. Finally, in June 2007, the Telecommunications Authority made a determination on the level of FMIC payable by Peoples to HKBN for the period from April 2002 to August 2004.
     In February 2008, HKBN requested the Telecommunications Authority to make a new determination with four mobile network operators including Peoples, CSL Limited, Hutchison Telephone Company Limited, SmarTone Mobile Communications Limited & SmarTone 3G Limited (collectively “MNOs”) on the rate of FMIC and the interest thereon. In September 2008, the Telecommunications Authority indicated that it accepted HKBN’s request for determination. The proceedings are still in progress.
Dividends
     Unless the relevant provisions of the Hong Kong Companies Ordinance require otherwise, we may by ordinary resolution (being a resolution passed by a majority of our shareholders who attend and vote at a meeting of shareholders) from time to time declare dividends, but no dividend shall exceed the amount recommended by our board of directors. Our Articles contain provisions on apportioning dividends where shares are not or were not fully paid for during the period covered by the dividend.
     Unless the relevant provisions of the Hong Kong Companies Ordinance require otherwise, our board of directors may pay such interim dividends as appears to them to be justified by our financial position and pay any dividend payable at a fixed rate at intervals decided upon by our board of directors, whatever our financial position, if the board of directors feels that this payment is justified.
     Any dividend not claimed by a shareholder after a period of six years from the date when it was first due to be paid shall be forfeited and shall revert to us. The payment by our board of directors of any unclaimed dividend, interest or other sum payable on or in respect of a share into a separate account shall not make us responsible as a trustee for such sums.
     For fiscal 2008, an interim dividend with a scrip alternative was declared at HK4 cents per ordinary share. On July 23, 2008, the Company issued and allotted 8,838,938 New Shares to Shareholders who elected to receive the 2008 Interim Dividend in New Shares and the total amounts of HK$11,370,899.92 was paid as cash dividend.
     A final dividend of HK2 cents per ordinary share together with a scrip alternative was proposed on November 17, 2008, which was subsequently approved by shareholders in the annual general meeting held on December 19, 2008. The 2008 Final Dividend will be paid on or about February 25, 2009.
B. Significant Changes
None.
ITEM 9. THE OFFER AND LISTING
A. Offer and Listing Details
     Our ordinary shares were listed under the number “1137” on The Stock Exchange of Hong Kong Limited, or the HKSE, on August 4, 1997. Our American depositary shares, each representing 20 ordinary shares, were listed under the symbol “CTEL” on the Nasdaq on November 3, 1999. Our 8.75% senior notes were listed under the ISIN codes of US178677AA87 and USY16599AA30 on the Singapore Exchange Securities Trading Limited, or SGX-ST, on January 24, 2005. The 8.75% senior notes were subsequently exchanged for registered notes with ISIN code US178677AB60 pursuant to a registration statement under the U.S. Securities Act of 1933 on June 24, 2005.
     The price of our ordinary shares on the HKSE as of its close of trading on January 9, 2009 was HK$1.04 per share. The table below shows the high and low closing prices of the shares on the HKSE since listing.

	Price
	High	Low
	(In HK$)
2003	3.375	1.320
2004	2.975	1.310
2005	1.530	0.550
2006	0.830	0.570
2007	3.670	0.830

2006
January to March	0.770	0.570
April to June	0.820	0.600
July to September	0.710	0.630
October to December	0.830	0.600

2007
January to March	1.560	0.830
April to June	2.200	1.250
July to September	2.120	1.780
October to December	3.670	1.930

2008
January to March	2.170	1.620
April to June	2.090	1.670
July to September	1.950	1.340
October to December	1.360	0.750
2008
August	1.910	1.650
September	1.750	1.340
October	1.360	0.750
November	1.110	0.840
December	1.160	0.950

	Price
	High	Low
	(In HK$)
2009
January (through January 9, 2009)	1.050	0.970
     The price of our American depositary shares on Nasdaq as of its close of trading on January 9, 2009 was US$2.66 per American depositary share. The table below shows the high and low closing prices of the American depositary shares on Nasdaq since listing.

	Price
	High	Low
	(In US$)
2003	9.550	3.100
2004	7.720	3.320
2005	3.980	1.370
2006	2.009	1.380
2007	10.750	2.010

2006
January to March	1.900	1.440
April to June	1.970	1.380
July to September	1.760	1.540
October to December	2.009	1.400

2007
January to March	4.350	2.010
April to June	5.830	3.100
July to September	5.600	4.050
October to December	10.750	4.830

2008
January to March	5.580	4.250
April to June	5.750	4.370
July to September	4.910	2.950
October to December	3.380	1.915
2008
August	4.910	4.410
September	4.720	2.950
October	3.380	1.930
November	2.560	1.915
December	2.850	2.220

2009
January (through January 9, 2009)	2.820	2.660
B. Plan of distribution
Not applicable.
C. Markets
     Our ordinary shares of common stock were listed under the number “1137” on the HKSE on August 4, 1997. Our American depositary shares, each representing 20 ordinary shares, were listed under the symbol “CTEL” on the Nasdaq on November 3, 1999. Our 8.75% senior notes were listed under the ISIN codes of US178677AA87 and USY16599AA30 on the SGX-ST on January 24, 2005. The 8.75% senior notes were subsequently exchanged for registered notes with ISIN code US178677AB60 pursuant to a registration statement under the U.S. Securities Act of 1933 on June 24, 2005.
D. Selling shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the issue
Not applicable.

ITEM 10. ADDITIONAL INFORMATION
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
     Described below is a summary of certain provisions of our existing Memorandum and Articles of Association (the “Articles”) and, where relevant, the Hong Kong Companies Ordinance. As this is a summary, it does not contain all the information that may be important to you. You should therefore read our complete Articles if you would like additional information, which were filed with the U.S. Securities and Exchange Commission as an exhibit 1 to the annual report on Form 20-F for fiscal 2005 and is incorporated by reference herein.
General
     City Telecom was incorporated in Hong Kong on May 19, 1992 under the Hong Kong Companies Ordinance. Clause 3 of the Memorandum of Association states that the Company’ s objects are to carry on the business of telecommunications services in addition to various other related and unrelated business activities.
Directors’ Interests
     A director shall not vote on, or be counted in the quorum in relation to, any resolution of our board of directors in respect of any contract in which the director or any of his associate(s) (within the meaning of the Listing Rules) has a material interest. This prohibition shall not apply to the following:
(a)	the giving of any security or indemnity to him or his associates(s) in respect of money lent or obligations incurred or undertaken by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries;

(b)	the giving of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which he or his associate(s) has himself/themselves assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security;

(c)	any proposal concerning an offer of shares, debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase in which offer he or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting thereof;

(d)	any proposal concerning any other company in which he or his associate(s) is/are interested only, whether directly or indirectly, as an officer, executive or shareholder or in which he or his associate(s) is/are beneficially interested in shares of that company, provided that he and any of his associate(s) are not in aggregate beneficially interested in five per cent or more of the issued shares of any class of such company (or of any third company through which his interest or that of his associate(s) is derived) or of the voting rights;

(e)	any proposal or arrangement concerning the benefit of employees of the Company or its subsidiaries, including the adoption, modification or operation of any employees’ share scheme or any share incentive or share option scheme under which the director or his associate(s) may benefit;

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
Dividends
     In accordance with our Articles, we may by ordinary resolution (being a resolution passed by a majority of those votes cast by the shareholders who attend and vote at a general meeting) from time to time declare dividends, but no dividend shall exceed the amount recommended by our board of directors. Our Articles contain provisions on apportioning dividends according to the amounts paid up on the shares in respect of which dividend is paid under pro rata basis during the period covered by the dividend.
     In accordance with our Articles, our board of directors may pay such interim dividends that appear to be justified by our financial position and may also pay any dividend payable at a fixed rate at intervals decided upon by our board of directors, whenever our financial position, in the opinion of our board of directors, justifies the payment.
     In respect of any dividend proposed to be paid or declared, our board of directors may further propose and announce prior to or at the same time as the payment or declaration of such dividend either that:

(a)	such dividend be satisfied in whole or in part in the form of an allotment of shares to the shareholders, credited as being fully paid up, provided that all the shareholders entitled to receive the dividend will also be entitled to choose to receive the dividend (or a part of it) in cash ; or

(b)	the shareholders entitled to such dividend are entitled to elect to receive an allotment of shares credited as fully paid up instead of the whole or part of the cash dividend our board of directors may decide upon.
     Any general meeting declaring a dividend may, upon the recommendation of our board of directors, by ordinary resolution, direct that the dividend shall be met, wholly or partly, by the distribution of our assets.
     Any dividend not claimed by a shareholder after a period of six years from the date when it was first due to be paid shall be forfeited and shall revert to us. The payment by our board of directors of any unclaimed dividend, interest or other sum payable on or in respect of a share into a separate account shall not create any trustee relationship in respect of such sums.
Liquidation
     Subject to the requirements under the Hong Kong Companies Ordinance, in the event of a members’ winding up, the liquidator may, with the sanction of a special resolution of the Company:
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
Annual and Extraordinary General Meeting of Shareholders
     The Hong Kong Companies Ordinance requires our board of directors to hold an annual general meeting of our shareholders once every year and not more than 15 months after our previous annual general meeting. The annual general meeting and any other general meeting of our shareholders held for the passing of a special resolution (being a resolution passed by not less than 75% of those votes cast by the shareholders who attend and vote at a general meeting) should be convened by not less than 21 clear days’ notice in writing. The notice shall specify the place, date and time of meeting and the general nature of the business to be transacted. An annual general meeting may be called by less than 21 clear days’ notice if it is agreed by all shareholders entitled to attend and vote at the meeting. The business of the annual general meeting will include:
(a)	the declaration and sanctioning of dividends;

(b)	the consideration and adoption of the accounts, balance sheet and reports of the directors and auditors and other documents required to be attached to the financial statements;

(c)	the appointment of directors in place of those retiring (by rotation or otherwise);

(d)	the appointment of auditors; and

(e)	the fixing of, or the determining of the method of fixing, the remuneration of the directors and of the auditors.
     Our board of directors may convene an extraordinary general meeting (which is any general meeting of the shareholders other than the annual general meeting) whenever it thinks fit and must do so upon the request in writing of shareholders holding not less than one-twentieth of our paid-up capital carrying the right to vote at a general meeting. All extraordinary general meetings (other than those convened for the passing of a special resolution referred to above) should be convened by not less than 14 clear days’ notice in writing. Extraordinary general meetings may be called by less than 14 clear days’ notice by a majority in number of the shareholders having the right to attend and vote at the meeting, being a majority together holding not less than 95% in nominal value of the shares giving that right.
     Except as otherwise provided by our Articles, two shareholders present in person or by proxy and entitled to vote shall be a quorum for all purposes. Whilst no business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, the absence of a quorum shall not preclude the choice or appointment of a chairman which shall not be treated as part of the business of the meeting.
     The Nasdaq marketplace rules also provide that a foreign private issuer such as ourselves may be granted an exemption from such requirements if it follows the practice of its home country.
Restrictions on Ownership of Shares
     There are no restrictions, either pursuant to our Articles or to the laws of Hong Kong, on the rights of non-residents of Hong Kong or foreign persons to hold or exercise voting rights with respect to our ordinary shares.

Voting Rights
     Any decisions that are made by the shareholders in a general meeting requires the passing of either an ordinary or a special resolution at such meeting. The type of resolution required to be passed depends upon the provisions of the Hong Kong Companies Ordinance and our Articles as certain matters may only be decided by the passing of a special resolutions.
     Unless any shares have special terms as to voting, on a show of hands every shareholder who is present in person at a general meeting, shall have one vote irrespective of the number of shares he holds and on a poll every shareholder who is present in person or by proxy shall have one vote for every share of which he is the holder. Our Articles set out the circumstances in which a poll can be demanded.
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
Issue of Shares
     Under the Hong Kong Companies Ordinance, our board of directors may, without the prior approval of the shareholders, offer to issue new shares to existing shareholders in proportion to their current shareholdings. Our board of directors may not issue new shares in any other way without the prior approval of the shareholders. Any such approval given in a general meeting shall continue in force until the earlier of: (1) the conclusion of the next annual general meeting; or (2) the expiration of the period within which the next annual general meeting is required by law to be held; or (3) when revoked or varied by an ordinary resolution of the shareholders in a general meeting. Where such shareholders’ approval is given, subject to the Listing Rules and any conditions attached to such approval, our unissued shares may be at the disposal of our board of directors, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration and upon such terms and conditions as the directors may decide.
     Subject to the provisions of our Articles, any shareholder may transfer all or any of his shares by an instrument of transfer in the usual or common form or in such other form as our board of directors may accept and may approve. Such instrument may be signed by hand or, if the buyer or seller is a clearing house or its nominee(s), signed by hand or by a machine imprinted signature or by such other manner as our board of directors may approve from time to time.
     The instrument of transfer of a share shall be executed by or on behalf of both the buyer and the seller of that share provided that our board of directors may dispense with the signing of the instrument of transfer by the buyer in any case which it thinks fit in its discretion to do so. Except as provided in the paragraph above, our board of directors may also decide, either generally or in any particular case, upon request by either the buyer or seller of shares to accept mechanically signed transfers. The seller shall be deemed to remain the holder of the share until the name of the buyer is entered into our register in respect of that share. All instruments of transfer, when registered, may be retained by us. Nothing in our Articles prevents our board of directors from recognizing a renunciation of the allotment or provisional allotment of any share by the person to whom the shares were to be allotted in favor of some other person.
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

(d)	in the case of a transfer of a share jointly held by two or more holders, the number of joint holders to whom the share is to be transferred does not exceed four; and

(e)	the shares concerned are free of any lien in favor of us.
     If our board of directors declines to register a transfer of any share, it shall, within two months after the date on which the instrument of transfer was lodged, send to the buyer notice of the refusal.
Shareholders
     In accordance with our Articles, only persons who are registered in our register of members are recognized by us as shareholders and absolute owners of the shares. The register of members may be closed by our board of directors at such times and for such periods as it may from time to time decide by giving notice by advertisement in a newspaper circulating generally in Hong Kong, but the register shall not be closed in any year for more than 30 days (excluding Sundays and public holidays) unless extended by ordinary resolution.

C. Material Contracts
     Other than such contracts as are described in our disclosure in Item 7 “Major Shareholders and Related Party Transactions — Related Party Transactions”, we have not entered into any material contracts outside the ordinary course of our business within the two years preceding the date of this annual report.
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
   Profits tax
     No tax is imposed in Hong Kong in respect of profits gained from the sale of our shares and American depositary shares, unless all the following factors are present:
(i)	such profits are derived from or arise in Hong Kong;

(ii)	such profits are attributable to a trade, profession or business carried on in Hong Kong; and

(iii)	the property in question, such as shares and American depositary shares, are not capital assets of that trade, profession or business.
     Taxable profits are subject to Hong Kong profits tax on corporations at the rate of 16.5% and on unincorporated businesses or individuals at the rate of 15%.
     Profits from the sales of our shares, which are effected on the Hong Kong Stock Exchange, will be considered to be derived from or arising in Hong Kong. Such profits are taxable if the shares are not held as capital assets and the profits are attributable to a business, trade or profession carried out in Hong Kong.
     Profits from the sales of our American depositary shares will be considered to be derived from or arising in Hong Kong if the relevant purchase or sales contracts are effected in Hong Kong. In the event that those persons dealing or trading in the American depositary shares are doing so as part of their trade, profession or business that is being carried out in Hong Kong and the shares are not capital assets of such trade of business, then such profits will be subject to Hong Kong profits tax. In any case of an exchange of any American depositary receipts evidencing American depositary shares for certificates representing shares, any profit gained on subsequent disposition of such shares will be the difference between the initial price of American depositary shares and the market value of such shares at the date of disposition.
   Stamp duty
     The sale and purchase of shares is subject to Hong Kong stamp duty which is payable by both the seller and purchaser. Both seller and purchaser must pay stamp duty at a rate of 0.1% each, totaling 0.2%, of the total value of the greater of (i) the consideration paid or (ii) the market value of the shares on the Hong Kong Stock Exchange, or otherwise, on the date the contract note for the sale or purchase is executed. If, in the case of a sale or purchase of shares effected by a person who is not resident in Hong Kong, the stamp duty on either or both of the contract notes is not paid, the transferee will be liable to stamp the instrument of transfer and pay stamp duty on the instrument in an amount equal to the unpaid duty. If the instrument is not stamped before or within the time for stamping such instrument, a penalty of up to ten times the duty payable may be imposed. In addition, a fixed duty of HK$5.00 is currently payable on any instrument of transfer of shares.
     In addition to the depositary’s charges, if any, the withdrawal of the shares upon the surrender of American depositary receipts evidencing American depositary shares, and the issuance of American depositary receipts evidencing American depositary shares upon the deposit of the shares, will be subject to Hong Kong stamp duty at the rate described above for sale and purchase transactions. In the event the withdrawal or deposit does not result in a change in the beneficial ownership of the shares under Hong Kong law, only the nominal fixed duty of HK$5.00 will be payable. Investors are not liable for stamp duty on the issuance of the American depositary shares upon the initial deposit of shares issued directly to the depositary or for the account of the depositary. No Hong Kong stamp duty is payable upon the transfer of American depositary receipts evidencing our American depositary shares if such American depositary receipts are not maintained on a register in Hong Kong.
   Tax treaty
     There is currently no reciprocal tax treaty between Hong Kong and the U.S. regarding withholding.
United States Taxation
     Certain U.S. Federal Income Tax Considerations
     The following is a summary of certain United States federal income tax considerations that are anticipated to be material to the purchase, ownership, and disposition of our shares or American depositary shares by U.S. Holders, as defined below. This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed U.S. Treasury regulations, published rulings and court decisions, all as in effect on the date hereof. These laws are all subject to change or different interpretation, possibly on a retroactive basis. This summary does not discuss all aspects of United States federal income taxation which may be important to particular investors in light of their individual investment circumstances, such as investors subject to special tax rules including: partnerships, financial institutions, insurance companies, broker-dealers, tax-exempt organizations, and, except as described below, non-U.S. Holders, or to persons that will hold our shares or American depositary shares as part of a straddle, hedge, conversion, or constructive sale transaction for United States federal income tax purposes or that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any foreign, state, or local tax considerations. This summary assumes that investors will hold our shares or American depositary shares as “capital assets” (generally, property held for investment) under the Code.
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
     A foreign corporation will be treated as a “passive foreign investment company” or “PFIC”, for United States federal income tax purposes, if 75% or more of its gross income consists of certain types of “passive” income or 50% or more of the fair market value of its assets are passive for any taxable year. Based on our current and projected income, assets, and activities, we presently believe that we are not a PFIC in the current taxable year and do not anticipate becoming a PFIC in the future. The PFIC status of a foreign corporation for any taxable year, however, will not be determinable until after the end of that taxable year. Because the classification of certain of our assets for United States federal income tax purposes is uncertain, the PFIC rules are subject to administrative interpretation, and the relevant facts may change in the future, however, no assurance can be given that we are not or will not be treated as a PFIC. The discussion below under “U.S. Holders-Dividends” and “U.S. Holders-Sale or Other Disposition of Shares or American depositary shares,” assumes that we will not be subject to treatment as a PFIC for United States federal income tax purposes. If we were currently or were to become a PFIC, U.S. Holders would be subject to special rules and a variety of potentially adverse tax consequences under the Code. See “PFIC Considerations” below.
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
     Dividends . Any cash distributions paid by us out of our earnings and profits, as determined under United States federal income tax principles, will be subject to tax as ordinary dividend income and will be includible in the gross income of a U.S. Holder upon actual or constructive receipt. Cash distributions paid by us in excess of our earnings and profits will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in our shares or American depositary shares, and thereafter as gain from the sale or exchange of a capital asset. Dividends paid in Hong Kong dollars will be includible in income in a United States dollar amount based on the United States dollar to Hong Kong dollar exchange rate prevailing at the time of receipt of such dividends by the depositary, in the case of American depositary shares, or by the U.S. Holder, in the case of shares held directly by such U.S. Holder. U.S. Holders should consult their own tax advisors regarding the United States federal income tax treatment of any foreign currency gain or loss recognized on the subsequent conversion of Hong Kong dollars received as dividends to United States dollars. Dividends received on shares or American depositary shares will not be eligible for the dividends received deduction allowed to corporations.
     Under current law, “qualified dividend income” received by an individual before January 1, 2011 is subject to United States federal income tax rates lower than those applicable to ordinary income. The maximum federal income tax rate on such qualifying dividends received by an individual is 15%, or 5% for those individuals whose incomes fall in the 10% or 15% tax brackets. Based upon our existing and anticipated future operations and current assets, and the anticipation that our American depository shares are and will be listed on the NASDAQ, we believe that we are a “qualified foreign corporation” and that our dividends paid to U.S. Holders who are individuals will be eligible to be treated as “qualified dividend income”, provided that such Holders satisfy applicable holding period requirements with respect to the American depositary shares and other application requirements. Dividends paid by foreign corporations that are classified as PFICs are not “qualified dividend income”. See “PFIC Considerations” below.
     Dividends received on shares or American depositary shares generally will be treated, for United States federal income tax purposes, as income from non-U.S. sources. Such non-U.S. source income generally will be “passive category income”, or in certain cases “general category income”, for taxable years beginning after December 31, 2006, which is treated separately from other types of income for purposes of computing the foreign tax credit. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on shares or American depositary shares. U.S. Holders who do not elect to claim a foreign tax credit for federal income tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which the U.S. Holder elects to do so for all creditable foreign income taxes.
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
     Sale or Other Disposition of Shares or American depositary shares . A U.S. Holder will recognize capital gain or loss upon the sale or other disposition of shares or American depositary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such shares or American depositary shares, as each is determined in U.S. dollars. Any such capital gain or loss will be long-term if the shares or American depositary shares have been held for more than one year and will generally be United States source gain or loss. The claim of a deduction in respect of a capital loss, for United States federal income tax purposes, may be subject to limitations. If a U.S. Holder receives Hong Kong dollars for any such disposition, such U.S. Holder should consult its own tax advisor regarding the United States federal income tax treatment of any foreign currency gain or loss recognized on the subsequent conversion of the Hong Kong dollars to United States dollars.
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
Not applicable.
G. Statement by experts
Not applicable.
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
     The Company’s registration statements may be inspected and copied, including exhibits and schedules, and the reports and other information as filed with the Securities and Exchange Commission in accordance with the Securities Exchange Act of 1934 at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, Room 1024, N.W., Washington, D.C. 20549. Copies of such material may also be obtained from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Information may be obtained regarding the Washington D.C. Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330 or by contacting the Securities and Exchange Commission over the Internet at its website at http://www.sec.gov.
I. Subsidiary Information
Not applicable.
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
     We are exposed to market risk from changes in currency exchange rates.
     Foreign Currency Risk
     The functional currency of our operations, and our financial statement reporting currency, is the Hong Kong dollar. Our monetary assets and liabilities are primarily denominated in Hong Kong dollars. However, we have certain financial assets and liabilities which are primarily denominated in U.S. dollars.
     As of August 31, 2008, we had the following significant foreign currencies denominated account balances:

As of August 31, 2008
(Thousands of HK$)
Cash and bank balances:
Denominated in U.S. dollars	174,397
Denominated in Canadian dollars	1,311
Accounts payable and other payables:
Denominated in U.S. dollars	46,001
     Further, our principal long-term debt obligations consist of the aggregate principal amount of US$125.0 million of 8.75% senior notes issued in January 2005, which are denominated in U.S. dollars. As of January 9, 2009, an aggregate principal amount of US$89.4 million of the notes were outstanding.
     As the exchange rate of the Hong Kong dollar to the U.S. dollar has remained close to the current pegged rate of HK$7.80=US$1.00 since 1983, we have not experienced significant foreign exchange gains or losses associated with that currency. The Hong Kong government could, however, change the pegged rate or abandon the peg altogether. Depreciation of the Hong Kong dollar against the U.S. dollar would generally increase our U.S. dollar expenses, and increase the amount of Hong Kong dollar revenue that we would be required to earn to meet our payment obligations under the 8.75% senior notes.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15. CONTROLS AND PROCEDURES
     Disclosure Controls and Procedures
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
     Management’s Report on Internal Control Over Financial Reporting
     As the Company is listed on Nasdaq, it is bound by the provision of the U.S. Sarbanes - Oxley Act 2002 (the “SOX Act”), which is a legislation seeking to enhance the transparency and accountability of the companies in the areas of corporate governance and financial reporting. Under Section 404(a) of the SOX Act, management of the Group is required to include its assessment of the effectiveness of the Group’s internal control procedures over financial reporting in the annual report on Form 20-F to be filed with the U.S. Securities and Exchange Commission beginning in the fiscal year ended 31 August 2008, while no external auditors’ report on such assessment is required in this fiscal year according to Section 404(b) of the SOX Act.
     Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purpose in accordance with generally accepted accounting principles (“GAAP”). With the assistance of the Company’s internal audit department and external consultants, management of the Group organizes and conducts a comprehensive assessment of internal control over financial reporting based on the control criteria in COSO framework. As of the date of this annual report, management is not aware of any instances of material weaknesses on its internal control over financial reporting.
     Changes in Internal Control Over Financial Reporting
     The Company has performed an annual review of the effectiveness of its disclosure controls and procedures in 2008. Based on the review, management considers that the Group’s disclosure controls and procedures are effective in providing reasonable assurance that all material information is promptly recorded, processed and disclosed.
     During the period covered by this annual report, no change has occurred in our internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.
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
ITEM 16B. CODE OF ETHICS
     All of our employees, officers and directors are bound by our code of business ethics and conduct. We adopted our code of ethics and modified it following the passage of, and to comply with, the U.S. Sarbanes Oxley Act of 2002. Copies of our code of ethics are available for viewing on our website at http://www.ctigroup.com.hk and free of charge upon request made to our company secretary. We have not made any amendment to our code of ethics since our most recently completed fiscal year. We have never granted a waiver for non-compliance with the policies and procedures set forth in the code of ethics for any employee of our company or any of our subsidiaries.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
     The following table sets forth the remuneration that we paid to KPMG, our independent auditor in each of our previous two fiscal years.

Nature of the service	2007	2008
	(HK$ million)	(HK$ million)
Audit fees	2.2	2.8
Audit-related fees	0.4	0.4

Total	2.6	3.2

Audit Fees
     Audit fees are the aggregate fees billed by our independent auditors for the annual financial statement audit, subsidiary audits and other procedures required to be performed for the auditors to form an opinion on our consolidated financial statements.
Audit-Related Fees
     Audit-related fees are the aggregate fees billed by our independent auditors for the review of our interim financial statements and review of reports for compliance with telecommunications regulations and debt obligations.

Pre-approval Polices
     The engagement of KPMG and the services provided pursuant to such engagement were approved by our audit committee in accordance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X. The fees for all such services have been pre-approved by our audit committee. Our audit committee has satisfied itself that the provision of the above-stated non-audit services has not impaired the independence of KPMG.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
     Not applicable.
ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
     By way of a general mandate granted to our directors, the maximum aggregate nominal amount of shares that may be purchased pursuant to a mandate corresponds to 10% of the aggregate nominal amount of our issued share capital at the date the mandate was granted. In fiscal 2008, no shares were purchased under the mandate then in force.
PART III
ITEM 17. FINANCIAL STATEMENTS
     City Telecom has selected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.
ITEM 18. FINANCIAL STATEMENTS
     See pages F-1 to F-92 following Item 19.
ITEM 19. EXHIBITS
(a)	Exhibit 12.1 — Section 302 Certifications of the Chief Executive Officer.

(b)	Exhibit 12.2 — Section 302 Certifications of the Chief Financial Officer.

(c)	Exhibit 13 — Section 906 Certification of Chief Executive Officer and Chief Financial Officer.

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
City Telecom (H.K.) Limited
We have audited the accompanying consolidated balance sheets of City Telecom (H.K.) Limited and its subsidiaries (collectively referred to as the “Group”) as of August 31, 2007 and 2008, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended August 31, 2008. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of City Telecom (H.K.) Limited and its subsidiaries as of August 31, 2007 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended August 31, 2008, in conformity with Hong Kong Financial Reporting Standards.
Hong Kong Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 31 to the consolidated financial statements.
/s/ KPMG
Hong Kong, China
November 17, 2008

City Telecom (H.K.) Limited
Consolidated financial statements for the year ended August 31, 2008
City Telecom (H.K.) Limited and its subsidiaries
Consolidated statements of operations
(Amounts in thousands except per share data)

		Year ended August 31,
	Note	2006	2007	2008
		HK$	HK$	HK$
Revenue		1,134,876	1,141,270	1,302,981

Operating expenses

Network costs, net	4	(300,593)	(214,591)	(178,367)
Salaries and related costs		(256,721)	(221,102)	(247,460)
Sales and marketing expenses		(204,952)	(203,673)	(307,743)
General and administrative expenses		(440,672)	(402,760)	(396,598)
Provision for doubtful accounts		(17,450)	(6,569)	(14,293)

(Loss)/income from operations		(85,512)	92,575	158,520

Interest income		20,378	22,671	15,596
Interest expense	5	(88,637)	(87,504)	(75,137)
Other income, net	5	4,465	3,149	9,393

(Loss)/income before taxation	5	(149,306)	30,891	108,372
Income tax credit/(expense)	6	7,244	(2,026)	16,818

Net (loss)/income		(142,062)	28,865	125,190

(Loss)/Earnings per share
Basic	7	(23.1) cents	4.7 cents	19.7 cents

Diluted	7	(23.1) cents	4.6 cents	19.0 cents

The accompany notes are an integral part of these consolidated financial statements.

City Telecom (H.K.) Limited
Consolidated financial statements for the year ended August 31, 2008
City Telecom (H.K.) Limited and its subsidiaries
Consolidated balance sheets
(Amounts in thousands except number of shares and per share amounts)

		August 31,
	Note	2007	2008
		HK$	HK$
ASSETS

Current assets

Cash and bank balances	20	532,894	421,610
Pledged bank deposits	16	87,220	87,319
Investment securities	17	3,779	27,997
Trade receivables, net	8(a)	170,551	140,283
Other receivables, deposits and prepayments	8(d)	59,372	82,726
Inventories		477	—
Deferred expenditure	13	13,584	40,704

Total current assets		867,877	800,639

Goodwill	9	1,066	1,066
Fixed assets, net	10	1,237,223	1,231,399
Investment securities	17	39,213	—
Derivative financial instrument	18	1,039	—
Long term receivables and prepayment		6,932	5,586
Deferred expenditure	13	7,783	15,391
Deferred taxation	12	—	26,335

Total assets		2,161,133	2,080,416

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities

Trade payables		76,019	52,324
Deposits received		16,188	16,264
Deferred services income		64,202	110,449
Other payables and accrued charges	11	145,267	178,114
Income tax payable		1,481	2,103
Current portion of obligations under finance leases	14	835	121

Total current liabilities		303,992	359,375

Long-term liabilities

Deferred taxation	12	291	4,937
Long-term debt and obligations under finance leases, excluding current portion	14	952,968	683,497

Total liabilities		1,257,251	1,047,809

City Telecom (H.K.) Limited
Consolidated financial statements for the year ended August 31, 2008
City Telecom (H.K.) Limited and its subsidiaries
Consolidated balance sheets (continued)
(Amounts in thousands except number of shares and per share amounts)

		August 31,
	Note	2007	2008
		HK$	HK$
Commitments and contingencies	15

Shareholders’ equity

Ordinary shares, par value HK$0.10 per share
— 2,000,000,000 shares authorized
— 616,503,404 and 650,621,823 shares issued and outstanding at August 31, 2007 and 2008, respectively	19	61,650	65,062
Share premium		622,433	670,717
Retained profits		200,519	275,025
Capital reserve		18,109	19,013
Translation reserve		1,171	2,790

Total shareholders’ equity		903,882	1,032,607

Total liabilities and shareholders’ equity		2,161,133	2,080,416

The accompany notes are an integral part of these consolidated financial statements.

City Telecom (H.K.) Limited
Consolidated financial statements for the year ended August 31, 2008
City Telecom (H.K.) Limited and its subsidiaries
Consolidated statements of changes in shareholders’ equity
(Amounts in thousands)

		Year ended August 31,
	Note	2006	2007	2008
		HK$	HK$	HK$
Total equity as of beginning of the year

As previously reported		1,020,454	891,654	903,882
Adjustment arising from adoption of HKAS 39		6,609	—	—

After opening balance adjustment		1,027,063	891,654	903,882

Net (loss)/gain recognized directly in equity:

Foreign currency translation adjustment		(183)	514	1,619

(Loss)/profit attributable to shareholders		(142,062)	28,865	125,190

Dividend paid in respect of the current year		—	(24,635)	(11,371)

Dividend paid in respect of the previous year		—	—	(5,915)

Movements in equity arising from capital transactions:

Equity settled share-based compensation		6,823	5,727	4,204
Shares issued upon exercise of options		13	1,757	14,998

Total equity as of the end of the year	19	891,654	903,882	1,032,607

The accompany notes are an integral part of these consolidated financial statements.

City Telecom (H.K.) Limited
Consolidated financial statements for the year ended August 31, 2008
City Telecom (H.K.) Limited and its subsidiaries
Consolidated statements of cash flows
(Amounts in thousands)

		Year ended August 31,
	Note	2006	2007	2008
		HK$	HK$	HK$
Cash flows from operating activities

(Loss)/income before taxation		(149,306)	30,891	108,372

Adjustments to reconcile

(Loss)/income before taxation to net cash inflow from operating activities:

—Depreciation of purchased fixed assets		275,538	257,052	209,464
—Depreciation of fixed assets held under finance leases		926	1,051	587
—Impairment loss on investment property		1,131	—	—
—Amortization of deferred expenditure		13,973	15,580	33,777
—Interest income		(20,378)	(22,671)	(15,596)
—Interest element of finance leases		54	62	34
—Loss on disposal of fixed assets		9,621	1,714	1,431
—Realized and unrealized gain on investment securities		(668)	(1,887)	(3,284)
—Interest, amortization and exchange difference on senior notes		86,664	89,879	72,640
—Other borrowing costs		1,919	(739)	(1,185)
—Equity settled share-based compensation		6,823	5,727	4,204
—Realized and unrealized loss on derivative financial instruments		125	806	1,039
—Gain on extinguishment of 10-year senior notes		—	—	(2,582)
—Decrease in long-term receivable and prepayment		567	5,600	1,346

City Telecom (H.K.) Limited
Consolidated financial statements for the year ended August 31, 2008
City Telecom (H.K.) Limited and its subsidiaries
Consolidated statements of cash flows (continued)
(Amounts in thousands)

		Year ended August 31,
	Note	2006	2007	2008
		HK$	HK$	HK$
Cash flows from operating activities (continued)

Adjustments to reconcile (continued)

Changes in operating assets and liabilities:

— (Increase)/decrease in trade receivables, other receivables, deposits and prepayments		(9,413)	(11,742)	6,914
— Decrease in inventories		1,101	379	477
— Increase in deferred expenditure		(5,287)	(24,502)	(68,505)
— (Decrease)/increase in trade payables, other payables, accrued charges, and deposits received		(23,652)	8,573	(12,567)
— (Decrease)/increase in deferred service income		(3,001)	30,459	46,247

Net cash inflow generated from operations		186,737	386,232	382,813

Interest element of finance leases		(54)	(62)	(34)
Hong Kong profits tax (paid)/recovered		(961)	(263)	42
Overseas tax paid		(1,571)	(1,908)	(4,292)

Net cash inflow from operating activities		184,151	383,999	378,529

Investing activities

Decrease/(Increase) in pledged bank deposits		3,425	(198)	—
(Increase)/decrease in term bank deposits		(144,646)	237,496	—
Purchases of fixed assets		(382,214)	(149,300)	(189,903)
Interest received		20,378	22,671	15,596
Proceeds from disposal of fixed assets		5,676	3,384	7,057
Net proceeds from maturity of derivative financial instruments		4,639	—	3,900
Net proceeds from redemption of long-term bank deposit		—	—	15,600

Net cash (outflow)/inflow from investing activities		(492,742)	114,053	(147,750)

Net cash (outflow)/inflow before financing activities		(308,591)	498,052	230,779

City Telecom (H.K.) Limited
Consolidated financial statements for the year ended August 31, 2008
City Telecom (H.K.) Limited and its subsidiaries
Consolidated statements of cash flows (continued)
(Amounts in thousands)

		Year ended August 31,
	Note	2006	2007	2008
		HK$	HK$	HK$
Financing activities

Proceeds from exercise of share options		13	1,757	14,998
Interest paid on senior notes		(85,235)	(85,313)	(70,010)
Repayment of capital element of finance leases		(1,210)	(1,321)	(834)
Repurchase of senior notes		—	—	(269,399)
Dividends paid		—	(24,627)	(17,271)

Net cash outflow from financing activities		(86,432)	(109,504)	(342,516)

(Decrease)/increase in cash and bank balances		(395,023)	388,548	(111,737)

Cash and bank balances at the beginning of year		539,591	144,917	532,894

Effect of foreign exchange rate changes on cash and bank balances		349	(571)	453

Cash and bank balances at the end of year	19	144,917	532,894	421,610

The accompany notes are an integral part of these consolidated financial statements.

City Telecom (H.K.) Limited
Consolidated financial statements for the year ended August 31, 2008

1	Description of business and basis of presentation
City Telecom (H.K.) Limited (the “Company”) was incorporated in Hong Kong on May 19, 1992 under the Hong Kong Companies Ordinance. City Telecom (H.K.) Limited and its subsidiaries (collectively referred to as the “Group”) are engaged in the provision of international telecommunications services and fixed telecommunications network services to customers in Hong Kong and Canada.

The following is a list of principal subsidiaries which principally affect the results, assets or liabilities of the Group as of August 31, 2008:

			Percentage
			holding
	Place and date of				Nature of
Name	establishment/ operation	Issued capital	Directly	Indirectly	Business
963673 Ontario Limited	Canada November 12, 1991	Common Canadian dollar (“CAD”) 502,000	—	100	Investment holding in Canada

Attitude Holdings Limited	British Virgin Islands November 3, 1997	Ordinary US$1	—	100	Inactive

Automedia Holdings Limited	British Virgin Islands January 23, 2001	Ordinary US$1	100	—	Investment holding in Hong Kong

City Telecom (B.C.) Inc.	Canada February 25, 1992	Common CAD501,000	—	100	Provision of international telecommunications and dial-up Internet access services in Canada

City Telecom (Canada) Inc.	Canada October 6, 1997	Common CAD100	—	100	Leasing and maintenance of switching equipment and provision of operational services in Canada

City Telecom (H.K.) Limited
Consolidated financial statements for the year ended August 31, 2008

1	Description of business and basis of presentation (continued)

	Place and		Percentage
	date of establishment/		holding		Nature of
Name	operation	Issued capital	Directly	Indirectly	business
City Telecom Inc.	Canada September 19, 1991	Common CAD1,000	—	100	Provision of international telecommunications and dial-up Internet access services in Canada

City Telecom International Limited	British Virgin Islands May 8, 1997	Ordinary US$5,294	100	—	Investment holding in Hong Kong

City Telecom (U.S.A.) Inc.	USA May 5, 1997	Common US$1	—	100	Inactive

Credibility Holdings Limited	British Virgin Islands December 18, 1998	Ordinary US$1	100	—	Investment holding in Hong Kong

CTI Guangzhou Customer Service Co. Ltd (translated from the registered name in Chinese)	The People’s Republic of China (“the PRC”) April 29, 2002	Paid in capital of HK$8,000,000	100	—	Provision of administrative support services in the PRC

CTI International Limited	Hong Kong August 23, 1999	Ordinary HK$10,000,000	—	100	Inactive

CTI Marketing Company Limited	Hong Kong August 23, 1999	Ordinary HK$10,000	—	100	Provision of media marketing services in Hong Kong

Golden Trinity Holdings Limited	British Virgin Islands June 11, 1997	Ordinary US$1	100	—	Investment holding in Hong Kong

City Telecom (H.K.) Limited
Consolidated financial statements for the year ended August 31, 2008

1	Description of business and basis of presentation (continued)

	Place and		Percentage
	date of establishment/		holding		Nature of
Name	operation	Issued capital	Directly	Indirectly	business
Hong Kong Broadband Network Limited	Hong Kong August 23, 1999	Ordinary HK$383,049	—	100	Provision of international telecommunications and fixed telecommunications network services in Hong Kong

IDD 1600 Company Limited	Hong Kong November 4, 1998	Ordinary HK$2	—	100	Provision of international telecommunications services in Hong Kong

Global Courier Company Limited (formerly known as iStore.com Limited)	Hong Kong September 17, 1999	Ordinary HK$10,000	—	100	Inactive

SGBN Singapore Broadband Network Pte. Limited	Singapore March 29, 2007	Ordinary Singapore dollar 1	100	—	Inactive

2	Basis of preparation and principal accounting policies
(a)	Statement of compliance

The accompanying consolidated financial statements have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (“HKFRSs”) which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), as well as accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. HKFRSs differ in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”), details of which are set out in note 31.

City Telecom (H.K.) Limited
Consolidated financial statements for the year ended August 31, 2008

2	Basis of preparation and principal accounting policies (continued)
(b)	Basis of preparation

The consolidated financial statements consist of the balance sheets of the Company and all its subsidiaries as of August 31, 2007, and 2008 and the related statements of operations, cash flows and changes in shareholders’ equity for the years ended August 31, 2006, 2007 and 2008.

The measurement basis used in the preparation of the consolidated financial statements is the historical cost basis except that certain financial assets are stated at their fair value or amortized cost as explained in the accounting policies set out below (see notes 2(j), 2(k) and 2(s)).

The preparation of financial statements in conformity with HKFRSs requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

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
Consolidated financial statements for the year ended August 31, 2008

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
Consolidated financial statements for the year ended August 31, 2008

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

Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives as follows:

—	Buildings and investment property situated on leasehold land	over the shorter of the unexpired term of the leases and their estimated useful lives of 50 years

—	Furniture, fixtures and fittings	4 years

—	Telecommunications, computer and office equipment	4 - 20 years

—	Motor vehicles	4 years

—	Leasehold improvements	over the shorter of the unexpired term of the leases and their estimated useful lives
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
Consolidated financial statements for the year ended August 31, 2008

2	Basis of preparation and principal accounting policies (continued)
(g)	Fixed assets (continued)

The gain or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognized in the consolidated statement of operations on the date of disposal.

During the year ended August 31, 2007, the Group changed the estimated useful lives of certain telecommunications equipment. The effect of such change is set out in note 10(d).

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
Consolidated financial statements for the year ended August 31, 2008
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

(i)	Impairment of investment securities and other receivables

Investments in debt and equity securities and other current and non-current receivables that are stated at cost or amortized cost or are classified as available-for-sale securities are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events:
—	significant financial difficulty of the debtor;

—	a breach of contract, such as a default or delinquency in interest or principal payments;

—	it becoming probable that a debtor will enter bankruptcy or other financial reorganization; and

—	a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost.
If any such evidence exists, any impairment loss is determined and recognized as follows:
—	For unquoted equity securities and current and non-current receivables that are carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses for current and non-current receivables that are carried at cost are reversed if in a subsequent period the amount of the impairment loss decreases. Impairment losses for equity securities are not reversed.

—	For financial assets carried at amortized cost, the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets). This assessment is made collectively where financial assets carried at amortized cost share similar risk characteristics, such as similar past due status, and have not been individually assessed as impaired. Future cash flows for financial assets which are assessed for impairment collectively are based on historical loss experience for assets with credit risk characteristics similar to the collective group.

City Telecom (H.K.) Limited
Consolidated financial statements for the year ended August 31, 2008
2	Basis of preparation and principal accounting policies (continued)

(i)	Impairment of assets (continued)

(i)	Impairment of investment securities and other receivables (continued)
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

For available-for-sale securities, the cumulative loss that has been recognized directly in equity is removed from equity and is recognized in consolidated statement of operations. The amount of the cumulative loss that is recognized in consolidated statement of operations is the difference between the acquisition cost (net of any principal repayment and amortization) and current fair value, less any impairment loss on that asset previously recognized in consolidated statement of operations.

Impairment losses recognized in consolidated statement of operations in respect of available-for-sale equity securities are not reversed through consolidated statement of operations. Any subsequent increase in the fair value of such assets is recognized directly in equity.

Impairment losses in respect of available-for-sale debt securities are reversed if the subsequent increase in fair value can be objectively related to an event occurring after the impairment loss was recognised. Reversals of impairment losses in such circumstances are recognised in profit or loss.

Impairment losses are written off against the corresponding assets directly, except for impairment losses recognised in respect of trade debtors, whose recovery is considered doubtful but not remote. In this case, the impairment losses for doubtful debts are recorded using an allowance account. When the Group is satisfied that recovery is remote, the amount considered irrecoverable is written off against trade debtors and any amounts held in the allowance account relating to that debt are reversed. Subsequent recoveries of amounts previously charged to the allowance account are reversed against the allowance account. Other changes in the allowance account and subsequent recoveries of amounts previously written off directly are recognised in profit or loss.
(ii)	Impairment of other assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognized no longer exists or may have decrease:
—	fixed assets;

—	investment property; and

—	goodwill.

City Telecom (H.K.) Limited
Consolidated financial statements for the year ended August 31, 2008
2	Basis of preparation and principal accounting policies (continued)

(ii)	Impairment of other assets (continued)

If any such indication exists, the asset’s recoverable amount is estimated. In addition, for goodwill, the recoverable amount is estimated annually whether or not there is any indication of impairment.
—	Calculation of recoverable amount

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

—	Recognition of impairment losses

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

—	Reversals of impairment losses

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
Consolidated financial statements for the year ended August 31, 2008
(j)	Investment securities

The Group’s accounting policy for investments securities is as follows:

Financial assets at fair value through profit or loss comprise of financial assets held for trading and those designated as of fair value through profit or loss at inception. They are initially stated at fair value and are classified as current assets, if they are expected to be realized within 12 months. At each balance sheet date the fair value is remeasured, with any resultant gain or loss being recognized in the consolidated statement of operations. The net gain or loss recognized in the consolidated statement of operations does not include any interest earned on these investments as these are recognized in accordance with the policies set out in notes 2(u)(v).

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

Derivative financial instruments that are not designated as hedge are recognized initially at fair value. At each balance sheet date the fair value is remeasured. The gain or loss on remeasurement to fair value is charged immediately to the consolidated statement of operations.

(l)	Deferred expenditure

Deferred expenditure represents customer acquisition costs incurred for successful acquisition or origination of a service subscription agreement with a customer. Such costs are deferred and amortized on a straight-line basis over the period of the underlying service subscription agreements.

City Telecom (H.K.) Limited
Consolidated financial statements for the year ended August 31, 2008
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

When inventories are sold, the carrying amount of the inventory is recognized in the consolidated statement of operations as cost of inventories sold in the period in which the related revenue is recognized. The amount of any write-down of inventories to net realizable value is recognized as an expense in the period the write-down occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, is recognized as a reduction of network costs in the period in which the reversal occurs.

For the years ended August 31, 2006, 2007 and 2008, there was no write-down of inventories.

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
Consolidated financial statements for the year ended August 31, 2008

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

City Telecom (H.K.) Limited
Consolidated financial statements for the year ended August 31, 2008

2	Basis of preparation and principal accounting policies (continued)
(q)	Employee benefits (continued)

(iii)	Retirement benefit costs

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

The fair value of share options granted to employees is recognized as an employee cost with a corresponding increase in a capital reserve within equity. The fair value is measured at grant date using the Black-Scholes option pricing model or Monte Carlo model, taking into account the terms and conditions upon which the options were granted. Where the employees have to meet vesting conditions before becoming unconditionally entitled to the share options, the total estimated fair value of the share options is spread over the vesting period, taking into account the probability that the options will vest.

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

City Telecom (H.K.) Limited
Consolidated financial statements for the year ended August 31, 2008

2	Basis of preparation and principal accounting policies (continued)
(s)	Senior notes

Senior notes are recognized initially at fair value less direct and incremental issuance costs. Subsequent to initial recognition, the senior notes are stated at amortized cost. The difference between the original issuance price and redemption price of the notes is recognized in the consolidated statement of operations over the period of the notes using the effective interest method.

(t)	Trade and other payables
Trade and other payables are initially recognized at fair value and are subsequently stated at amortized cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

As at August 31, 2007 and 2008, the Group’s trade and other payables are stated at cost as the effect of discounting is immaterial.

(u)	Revenue recognition
(i)	Revenue for the provision of international telecommunications and fixed telecommunications network services is recognized, when an arrangement exists, service is rendered, the fee is fixed or determinable, and collectability is probable.

(ii)	Tariff-free period granted to subscribers of fixed telecommunications network services are recognized in the consolidated statement of operations ratably over the term of the service subscription agreement. Unbilled revenue represents revenue recognized in accordance with the requirements in 2(u)(i) that has not been billed to the subscriber.

(iii)	Amount received in advance for the provision of fixed telecommunications network services is deferred and included under deferred services income, and subsequently recognized as revenue on a straight-line basis over the related service period.

(iv)	Revenue from the sales of products is recognized upon the transfer of risks and rewards of ownership to the customer, which generally coincides with the time when the goods are delivered to the customer and title has passed.

City Telecom (H.K.) Limited
Consolidated financial statements for the year ended August 31, 2008

2	Basis of preparation and principal accounting policies (continued)
(u)	Revenue recognition (continued)

(v)	Interest income is recognized as it accrues using the effective interest method.

(vi)	Rental income receivable under operating leases is recognized in the consolidated statement of operations in equal installments over the periods covered by the lease term. Lease incentives granted are recognized in the consolidated statement of operations as an integral part of the aggregate net lease payments receivable.

(v)	Borrowing costs
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

No borrowing cost was capitalized for the years ended August 31, 2006, 2007 and 2008, respectively.

(w)	Segment reporting
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

City Telecom (H.K.) Limited
Consolidated financial statements for the year ended August 31, 2008

2	Basis of preparation and principal accounting policies (continued)
(x)	Accounting for barter transactions

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

City Telecom (H.K.) Limited
Consolidated financial statements for the year ended August 31, 2008

3	Changes in accounting policies
The HKICPA has issued a number of new and revised HKFRSs and Interpretations that are effective or available for early adoption for the current accounting period of the Group.

There have been no significant changes to the accounting policies applied in these financial statements for the years presented as a result of adoption of these new standards. However, as a result of the adoption of HKFRS 7, Financial instruments: Disclosures and the amendment to HKAS 1, Presentation of financial statements: Capital disclosures, there have been some additional disclosures provided as follows:

As a result of the adoption of HKFRS 7 and as compared with the information previously required to be disclosed by HKAS 32, Financial instruments: Disclosure and presentation, the financial statements include expanded disclosure about the significance of the Group’s financial instruments and the nature and extent of risks arising from those instruments. These disclosures are provided throughout these financial statements, in particular in note 27.

The amendment to HKAS 1 introduces additional disclosure requirements to provide information about the level of capital and the Group’s objectives, policies and processes for managing capital. These new disclosures are set out in note 19.

Both HKFRS 7 and the amendment to HKAS 1 do not have any material impact on the classification, recognition and measurement of the amounts recognized in the financial instruments.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period (see note 30).

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

The Group estimates the USC payable to PCCW-HKT based on the provisional rates announced by the Telecommunications Authority (“TA”). The TA periodically reviews the actual costs incurred by PCCW-HKT in the network development and revises the amounts owed to, or be refunded by, PCCW-HKT to the respective USC contributing parties, including the HKBN (“the Rate Revisions”). Accordingly, the estimate made by the HKBN’s management is subject to change based on the Rate Revisions identified during a financial year and up to the date prior to the release of the financial statements of the Group. The Group adjusts such differences as an addition or reduction of the corresponding costs of services in that particular reporting period.

Any sum received in advance from PCCW-HKT as an estimated refund of the USC on a provisional basis, which is subject to the final confirmation and determination of TA, is recorded in other payables and accrued expenses in the Group’s consolidated balance sheet.

On November 13, 2006, TA issued a statement (the “2006 TA”) on the USC and confirmed the actual contribution level for calendar year 2004. In aggregate, an amount of HK$1,365,088 was recorded as a reduction against the network costs of the Group for the year ended August 31, 2006.

As of the date of issuance of the Group’s financial statements for the year ended August 31, 2007 for Hong Kong statutory purposes, the actual contribution level for calendar year 2005, 2006 and 2007 had not yet been confirmed by the TA. For the year ended August 31, 2007, the Group recorded USC charges based on the provisional rates set out in the 2006 TA. On December 28, 2007, TA issued a statement (the “2007 TA”) on the USC and confirmed that the actual contribution level for the period from January 1, 2005 to June 30, 2007. Based on the 2007 TA, an amount of HK$7,617,000 was recovered as a reduction against the network cost of the Group for the year ended August 31, 2008.

The actual contribution level for the period subsequent to June 30, 2007 has not yet been confirmed by the TA. Therefore, for the year ended August 31, 2008, the Group recorded USC charges based on the provisional rates set out in the 2007 TA.

City Telecom (H.K.) Limited
Consolidated financial statements for the year ended August 31, 2008

5	(Loss)/income before taxation

	Year ended August 31,
	2006	2007	2008
	HK$’000	HK$’000	HK$’000
(Loss)/income before taxation is arrived at after charging:

Amortization of deferred expenditure	13,973	15,580	33,777
Depreciation of purchased fixed assets	275,538	257,052	209,464
Depreciation of fixed assets held under finance leases	926	1,051	587
Impairment loss — investment property	1,131	—	—
Operating lease charges in respect of:
— Land and buildings	17,556	13,879	13,296
— Computer equipment	840	32	50
Research and development costs	9,605	4,977	9,593
Retirement benefit costs — defined contribution plans (note 24)	27,956	23,933	29,738

Interest expense comprises:

Interest element of finance leases	54	62	34
Interest on senior notes	85,235	85,313	70,010
Amortization of debt issuance cost	1,429	2,129	1,665
Other borrowing costs	1,919	—	3,428

Total interest expense	88,637	87,504	75,137

Other income net, comprises:

Net exchange gain/(loss)	1,044	(114)	1,923
Gain on extinguishment of 10-year senior notes	—	—	2,582
Others	3,421	3,263	4,888

	4,465	3,149	9,393

City Telecom (H.K.) Limited
Consolidated financial statements for the year ended August 31, 2008
6	Income tax credit/(expense)

(Loss)/income before taxation by geographical location is as follows:

	Year ended August 31,
	2006	2007	2008
	HK$’000	HK$’000	HK$’000
Hong Kong (loss)/income	(150,624)	24,574	100,514
Overseas income	1,318	6,317	7,858

(Loss)/income before taxation	(149,306)	30,891	108,372

Income tax credit/(expense) consist of the following:

	Year ended August 31,
	2006	2007	2008
	HK$’000	HK$’000	HK$’000
Hong Kong income tax
— current (note (a))	(24)	(121)	(391)
— under-provision of current tax in prior years	(552)	—	—
— deferred (note 12)	10,046	47	21,757
Overseas taxation
— current (note (b))	(2,367)	(1,964)	(1,929)
— under-provision of current tax in prior years	—	—	(2,552)
— deferred (note 12)	141	12	(67)

	7,244	(2,026)	16,818

Notes:

(a)	The Company and its subsidiaries operating in Hong Kong are subject to tax on an entity basis on income arising in or derived from Hong Kong. The rate of taxation of subsidiaries operating in Hong Kong for the years ended August 31, 2006 and 2007 was 17.5% and for the year ended August 31, 2008 was 16.5%.

(b)	Taxation on overseas profits has been calculated on the estimated assessable profit for the year at the rate of taxation prevailing in the countries in which the foreign subsidiaries operate.

City Telecom (H.K.) Limited
Consolidated financial statements for the year ended August 31, 2008
6	Income tax credit/(expense) (continued)

The income tax credit/ (expense) for the years ended August 31, 2006, 2007 and 2008 differs from the amounts determined by applying the applicable statutory rate in Hong Kong of 17.5% (2008:16.5%) to income/ (loss) before taxation as a result of the following differences:

	Year ended August 31,
	2006	2007	2008
	HK$’000	HK$’000	HK$’000
Computed “expected” income tax credit/(expense)	26,129	(5,406)	(17,881)
Difference in statutory tax rates of foreign subsidiaries	(459)	(1,006)	(1,046)
Effect of expenses not deductible for income taxes	(883)	(772)	(6,243)
Recognition of prior year unrecognized tax losses	—	—	26,335
Effect of bank interest income not subject to income taxes	2,944	3,533	2,370
Effect of other income not subject to income taxes	548	686	1,508
Under-provision for Hong Kong current income tax in prior years	(552)	—	—
Under provision for overseas current income tax in prior years	—	—	(2,552)
Adjustment for changes in new tax laws on share based payment	—	—	2,324
Effect of prior year tax losses utilized	2,416	6,678	12,013
Effect of tax loss not recognized	(20,597)	(4,539)	(74)
Effect of share based payment not recognized	(2,305)	(1,125)	(110)
Others	3	(75)	174

Income tax credit/(expense)	7,244	(2,026)	16,818

City Telecom (H.K.) Limited
Consolidated financial statements for the year ended August 31, 2008

7	(Loss)/earnings per share

	Year ended August 31,
	2006	2007	2008
	HK$’000	HK$’000	HK$’000
Net (loss)/income	(142,062)	28,865	125,190

	Number of shares in thousands
Weighted average number of shares in issue	614,134	614,840	634,015
Incremental shares from assumed exercise of share options	—	16,479	23,982

Diluted weighted average number of shares	614,134	631,319	657,997

Basic (loss)/earnings per share	HK(23.1) cents	HK4.7 cents	HK19.7 cents

Diluted (loss)/earnings per share	HK(23.1) cents	HK4.6 cents	HK19.0 cents

Basic (loss)/earnings per share is calculated based on the weighted average number of issued ordinary shares and the related (loss)/income amount. Diluted (loss)/earnings per share is calculated based on the weighted average number of issued ordinary shares and the number of incremental shares from assumed exercise of share options has been determined using the treasury stock method and the related (loss)/income amount.

For the years ended August 31, 2006, the number of shares used in the calculation of diluted loss per share was equal to the number of shares used to calculate basic loss per share as the incremental effect of share options was anti-dilutive in a loss-making year.

City Telecom (H.K.) Limited
Consolidated financial statements for the year ended August 31, 2008

8	Receivables
(a)	Trade receivables, net

	August 31,
	2007	2008
	HK$’000	HK$’000
Trade receivables	192,943	152,227
Less: Allowance for doubtful debts	(22,392)	(11,944)

	170,551	140,283

The aging analysis of accounts receivable is as follows:

	August 31,
	2007	2008
	HK$’000	HK$’000
Current - 30 days	50,282	45,462
31 - 60 days	15,619	17,507
61 - 90 days	8,876	7,249
Over 90 days	118,166	82,009

	192,943	152,227

The majority of the Group’s accounts receivable are due within 30 days from the date of billings. Subscribers with receivable that are more than 3 months overdue are requested to settle all outstanding balance before further credit is granted.

(b)	Impairment of trade receivables
Impairment losses in respect of accounts receivable are recorded using an allowance account unless the Group is satisfied that recovery of the amount is remote, in which case the impairment loss is written off against accounts receivable directly.

The movement in the allowance for doubtful debts during the year, including both specific and collective loss components is as follows:

	Year ended August 31,
	2006	2007	2008
	HK$’000	HK$’000	HK$’000
Balance at beginning of the year	48,316	55,745	22,392
Additions	17,450	15,973	14,293
Reversals	—	(9,404)	—
Write-off	(10,021)	(39,922)	(24,741)

Balance at the end of the year	55,745	22,392	11,944

Allowance for doubtful debts as of August 31, 2006 includes allowance for mobile interconnection charges receivables of HK$20,809,000. Following TA’s 2004 Determination issued in June 2007 (note 26(c)), the Group has reversed HK$9,404,000 of the allowance for mobile interconnection charges to the consolidated statement of operations (note 26(c)) and has written off the remaining balance of the allowance of HK$11,405,000 against the related accounts receivable.

City Telecom (H.K.) Limited
Consolidated financial statements for the year ended August 31, 2008
8	Receivables (continued)

(c)	Trade receivables that are not impaired

The aging analysis of accounts receivable that are neither individually nor collectively considered to be impaired are as follows:

	August 31,
	2007	2008
	HK$’000	HK$’000
Neither past due nor impaired	50,282	45,462
0-30 past due	15,619	17,507
31-60 past due	8,876	7,249
Over 60 past due	95,774	70,065

	170,551	140,283

Receivables that were neither past due nor impaired relate to a wide range of customers for whom there was no recent history of default.

Trade receivables over 60 days past due for the Group include receivable relating to mobile interconnection charges of HK$64,407,000 as of August 31, 2008 (August 31, 2007: HK$92,383,000) (See note 26(c)).

Other accounts receivable that were past due but not impaired relate to a number of independent customers that have a good track record with the Group. Based on past experience, management believes that no impairment allowance is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable. The Group does not hold collateral over these balances.
(d)	Other receivables, deposits and prepayments

	August 31,
	2007	2008
	HK$’000	HK$’000
Deposits for purchase of fixed assets	6,007	9,094
Deposits for lease of land and building	7,256	10,528
Interest receivable	1,344	757
Prepayments	19,895	30,635
Unbilled revenue	15,572	23,293
Others	9,298	8,419

	59,372	82,726

City Telecom (H.K.) Limited
Consolidated financial statements for the year ended August 31, 2008
9	Goodwill

	August 31,
	2007	2008
	HK$’000	HK$’000
Cost and carrying amount:

Beginning of the year/at the end of the year	1,066	1,066

Goodwill has been allocated to the Group’s fixed telecommunications network services cash-generating unit (“CGU”) for purposes of the goodwill impairment test.

Based on management’s goodwill impairment test, the carrying amount of the fixed telecommunications network services CGU was lower than its recoverable amount. The recoverable amount was determined based on the value-in-use methodology. This methodology uses cash flow projections based on financial budgets approved by management covering a three-year period. Cash flows for the three-year period were estimated based on growth rates between 1% to 14% and a pre-tax discount rate of 14%. Cash flows beyond the three year period were assumed to remain constant. The estimated growth rates used were comparable to the growth rate for the industry. The key assumption used in the value-in-use methodology was the annual growth of the revenue of the fixed telecommunications network services CGU which is determined based on the past performance and management’s expectation for future performance. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessment of the time value of money and the risks specific to the fixed telecommunications services CGU. Any adverse change in the key assumption could reduce the recoverable amount below carrying amount.

City Telecom (H.K.) Limited
Consolidated financial statements for the year ended August 31, 2008
10	Fixed assets

				Furniture,	Tele-
		Leasehold		fixtures	communications,
	Investment	land and	Leasehold	and	computer and	Motor
	property	buildings	improvements	fittings	office equipment	vehicles	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
	(Note (a))	(Note (a))
Cost :

At September 1, 2006	5,197	79,598	78,241	17,770	2,352,253	6,956	2,540,015
Exchange adjustments	—	—	773	253	2,560	—	3,586
Additions	—	—	1,627	496	129,950	177	132,250
Disposals	—	—	(3)	(1,100)	(8,988)	(315)	(10,406)

At August 31, 2007	5,197	79,598	80,638	17,419	2,475,775	6,818	2,665,445

At September 1, 2007	5,197	79,598	80,638	17,419	2,475,775	6,818	2,665,445
Exchange adjustments	—	—	1,470	445	2,840	—	4,755
Additions	—	4,646	2,469	2,189	196,230	6,150	211,684
Disposals	—	—	—	(478)	(30,564)	(344)	(31,386)

At August 31, 2008	5,197	84,244	84,577	19,575	2,644,281	12,624	2,850,498

Accumulated depreciation:

At September 1, 2006	1,997	7,531	40,428	12,447	1,104,864	5,514	1,172,781
Exchange adjustments	—	—	612	160	1,874	—	2,646
Charge for the year	104	1,592	9,269	2,028	244,581	529	258,103
Disposals	—	—	—	(683)	(4,465)	(160)	(5,308)

At August 31, 2007	2,101	9,123	50,309	13,952	1,346,854	5,883	1,428,222

At September 1, 2007	2,101	9,123	50,309	13,952	1,346,854	5,883	1,428,222
Exchange adjustments	—	—	1,334	313	2,077	—	3,724
Charge for the year	104	1,604	9,626	1,617	196,198	902	210,051
Disposals	—	—	—	(286)	(22,390)	(222)	(22,898)

At August 31, 2008	2,205	10,727	61,269	15,596	1,522,739	6,563	1,619,099

Net book value:

At August 31, 2008	2,992	73,517	23,308	3,979	1,121,542	6,061	1,231,399

At August 31, 2007	3,096	70,475	30,329	3,467	1,128,921	935	1,237,223

City Telecom (H.K.) Limited
Consolidated financial statements for the year ended August 31, 2008
10	Fixed assets (continued)

Notes:

(a)	The interests in leasehold land and buildings and investment property situated in Hong Kong at their net book values are analyzed as follows:

	August 31,
	2007	2008
	HK$’000	HK$’000
Leases of between 10 to 50 years	73,571	76,509

Representing:

	August 31,
	2007	2008
	HK$’000	HK$’000
Leasehold land and building carried at cost	70,475	73,517
Investment property at cost less accumulated depreciation and impairment loss	3,096	2,992

	73,571	76,509

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

The estimated fair value of the investment property held by the Group as of August 31, 2007 and 2008 amounted to HK$3,096,000 and HK$2,992,000, respectively.

(b)	The Group’s total future aggregate lease income receivable under non-cancellable operating lease are receivable as follows:

	August 31,
	2007	2008
	HK$’000	HK$’000
Lease in respect of investment property which are receivable:
— within 1 year	228	258
— after 1 year but within 5 years	—	258

	228	516

Leases in respect of telecommunications facilities and computer equipment which are receivable:
— within 1 year	1,065	979
— after 1 year but within 5 years	214	292

	1,279	1,271

	1,507	1,787

City Telecom (H.K.) Limited
Consolidated financial statements for the year ended August 31, 2008
10	Fixed assets (continued)

Notes: (continued)

(c)	The Group leases telecommunications, computer and office equipment for terms ranging from one to five years. At the end of the lease term the Group has the option to purchase the equipment at a price deemed to be a bargain purchase option and accordingly the lease arrangements have been classified as finance leases. None of the leases included contingent rental. The total cost of these assets and the related accumulated depreciation are as follows:

	August 31,
	2007	2008
	HK$’000	HK$’000
Cost	4,236	4,236
Accumulated depreciation	2,238	2,825

	1,998	1,411

(d)	Management reviews the estimated useful lives of fixed assets annually and, if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the estimate is changed to reflect the changed pattern. The depreciation expense for future period is adjusted if there are significant changes from previous estimates. Management determines the useful life of the Group’s fixed assets based on its historical experience with similar assets, expected usage of the assets and anticipated technological changes with respect to those assets. Estimates and assumptions used in setting depreciable lives require both judgment and estimation.

During the second half of fiscal 2007, taking into consideration of the current conditions and expected usage of existing telecommunications equipment, management engaged an external valuation firm to assist with its assessment of the estimated useful lives of such asset. As a result of this assessment, management revised the estimated useful lives of the fiber network and related peripherals from 4-15 years to 6-20 years.

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

City Telecom (H.K.) Limited
Consolidated financial statements for the year August 31, 2008

11	Other payables and accrued charges

	August 31,
	2007	2008
	HK$’000	HK$’000
Accrual for staff salaries and bonus	33,833	42,652
Accrual for customer reward program	6,567	7,608
Accrual for carrier fees and charges	11,264	7,495
Accrual for international call forwarding service charges	5,784	6,305
Payable for purchase of fixed assets	34,749	56,049
Payable for advertising and promotional expenses	15,972	10,043
Interest payable on senior notes	7,164	5,082
Others accrual (note)	29,934	42,880

	145,267	178,114

Note:	Amount of other accruals consisted of primarily accruals for utilities, rent and other administrative charges.

12	Deferred taxation
The components of deferred tax (liabilities)/assets recognized in the consolidated balance sheet and the movements of deferred tax assets/ (liabilities) are as follows:

	August 31,
	2007	2008
	HK$’000	HK$’000
At the beginning of the year	(353)	(291)
Exchange differences	3	(1)
Deferred taxation credited/ (charged) to consolidated statement of operations
— relating to the origination and reversal of temporary differences	59	(4,645)
— relating to the recognition of unrecognized tax losses in prior years	—	26,335

At the end of the year	(291)	21,398

Management projects future taxable income by considering all available information, including tax planning strategies, historical taxable income, and the expiration period of the unused tax losses carry forwards of each of the Company and its subsidiaries. During the year ended August 31, 2008, taking into consideration of the current results of operations, management assessed that it is probable that sufficient future taxable profits will be generated to utilize the unused tax losses of HK$159,606,000 which resulted in the recognition of deferred tax assets of HK$26,335,000.

City Telecom (H.K.) Limited
Consolidated financial statements for the year August 31, 2008

12	Deferred taxation (continued)
As of August 31, 2007 and 2008, the Group had accumulated tax losses amounting to HK$1,037,141,000 and HK$905,341,000, respectively that can be carried forward to reduce future taxable income derived in Hong Kong, Canada and the United States, as applicable. As of August 31, 2007 and 2008, the tax effect of the accumulated tax losses amounted to HK$182,739,000 and HK$150,234,000, respectively. These tax losses expire in the following periods:

	August 31,
	2007	2008
	HK$’000	HK$’000
Within one year	737	—
In the second year	395	—
In the third year	—	—
In the fourth year	—	—
After five years	4,313	3,967
No expiry date	1,031,696	901,374

	1,037,141	905,341

The tax losses of the Company and its Hong Kong subsidiaries can be carried forward indefinitely while tax loss carryforwards period of subsidiaries in Canada and the United States range between 10 to 20 years under the respective tax laws.

Deferred tax assets are recognized to the extent that realization of the related tax benefit is probable. The Group has unrecognized tax losses carried forward from prior years of HK$268,004,000 and HK$9,518,000 at August 31, 2007 and 2008 respectively which can offset against future taxable income. Accumulated tax losses for which deferred tax assets were not recognized expire in the following periods:

	August 31,
	2007	2008
	HK$’000	HK$’000
Within one year	737	—
In the second year	395	—
In the third year	—	—
In the fourth year	—	—
After five years	4,313	3,810
No expiry date	262,559	5,708

	268,004	9,518

City Telecom (H.K.) Limited
Consolidated financial statements for the year August 31, 2008

12	Deferred taxation (continued)
The movements in deferred tax assets and (liabilities) (prior to offsetting of balances within the same taxation jurisdiction) during the years ended August 31, 2007 and 2008, are as follows:

	Accelerated
	depreciation allowances
	2007	2008
	HK$’000	HK$’000
Deferred tax liabilities
At the beginning of the year	(154,678)	(134,910)
Credited to consolidated statement of operations	19,772	8,463
Exchange differences	(4)	—

At the end of the year	(134,910)	(126,447)

	Share-based payment		Tax losses		Total
	2007	2008	2007	2008	2007	2008
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Deferred tax assets:
At the beginning of the year	123	—	154,202	134,619	154,325	134,619
(Charged)/ credited to consolidated statement of operations	(123)	—	(19,590)	13,227	(19,713)	13,227
Exchange differences	—	—	7	(1)	7	(1)

At the end of the year	—	—	134,619	147,845	134,619	147,845

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are reported in the consolidated balance sheet:

	August 31,
	2007	2008
	HK$’000	HK$’000
Deferred tax assets	—	26,335
Deferred tax liabilities	(291)	(4,937)

	(291)	21,398

City Telecom (H.K.) Limited
Consolidated financial statements for the year August 31, 2008

13	Deferred expenditure

	August 31,
	2007	2008
	HK$’000	HK$’000
Balance at the beginning of the year	12,445	21,367
Additions during the year	24,502	68,505
Less: Amortization charge for the year (note 5)	(15,580)	(33,777)

Balance at the end of the year	21,367	56,095
Current portion	(13,584)	(40,704)

	7,783	15,391

14	Long-term debt and obligations under finance leases, excluding current portion
The Group’s long-term debt and obligations under finance leases are repayable as follows:

	August 31,
	2007	2008
	HK$’000	HK$’000
8.75% senior notes due 2015	952,593	683,242

Obligation under finance leases
— Within one year	835	121
— In the second year	121	129
— In the third year	254	126

	1,210	376
Less: Current portion of obligation under finance leases	(835)	(121)

	375	255

	952,968	683,497

City Telecom (H.K.) Limited
Consolidated financial statements for the year August 31, 2008

14	Long-term debt and other liabilities (continued)
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
During the year ended August 31, 2008, the Group repurchased a portion of the 10-year senior notes with a cumulative principal value of US$35,647,000 in the open market. The total consideration paid was approximately US$35,352,000. The gain on extinguishment of the 10-year senior notes was US$332,000 (equivalent to HK$2,582,000) which has been recorded as other income in the consolidated income statement.

As of August 31, 2008, the remaining principal amount of the 10-year senior notes remaining in issued after the repurchase was US$89,353,000 (equivalent to HK$697,857,000).

At August 31, 2007 and 2008, the 10-year senior notes were stated at the amortized cost of US$122,127,000 (equivalent to HK$952,593,000) and US$87,483,000 (equivalent to HK$683,242,000) respectively.

City Telecom (H.K.) Limited
Consolidated financial statements for the year August 31, 2008

15	Commitments and contingencies
(a)	Capital commitments

	August 31,
	2007	2008
	HK$’000	HK$’000
Purchases of telecommunications, computer and office equipment contracted but not provided for	54,165	143,888

(b)	Commitments under operating leases
As of August 31, 2007 and 2008, the Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	August 31,
	2007	2008
	HK$’000	HK$’000
Leases in respect of land and buildings:
— within one year	12,562	16,472
— in the second year	2,484	11,493
— in the third year	—	152

	15,046	28,117

City Telecom (H.K.) Limited
Consolidated financial statements for the year August 31, 2008

15	Commitments and contingencies (continued)
(b)	Commitments under operating leases (continued)

At August 31, 2007 and 2008, the Group had future aggregate minimum lease payments under non-cancellable operating leases as follows: (continued)

	August 31,
	2007	2008
	HK$’000	HK$’000
Leases in respect of telecommunications and computer equipment:
— within one year	31,004	38,623
— in the second year	6,258	7,567
— in the third year	5,016	1,865
— in the fourth year	4,946	1,722
— in the fifth year	4,946	1,722
— within sixth year to twelve years	16,384	7,384

	68,554	58,883

	83,600	87,000

(c)	Program fee commitments
The Group entered into several agreements with program content providers with respect to the Group’s IP-TV services. The amount of program fees payable by the Group is as follows:

	August 31,
	2007	2008
	HK$’000	HK$’000
Program fee payable:
— within one year	10,345	6,583
— in the second year	3,633	219
— in the third year	3	60

	13,981	6,862

City Telecom (H.K.) Limited
Consolidated financial statements for the year August 31, 2008

15	Commitments and contingencies (continued)
(d)	Contingent liabilities

	August 31,
	2007	2008
	HK$’000	HK$’000
Bank guarantees provided to suppliers (note 16(i) and (ii))	5,903	24,671
Bank guarantee in lieu of payment of utility deposits (note 16(iii))	5,272	5,272

	11,175	29,943

16	Pledge of assets
As of August 31, 2007 and 2008, the Group had pledged bank deposits of US$9,900,000 (equivalent to HK$77,220,000 and HK$77,319,000, respectively) and HK$10,000,000 as security for the following banking facilities:
(i)	bank facility of US$9,000,000 (equivalent to HK$70,200,000) and US$9,900,000 (equivalent to HK$77,319,000) respectively granted by the bank for issuance of bank guarantees to third party suppliers, letters of credit, short term loan, overdraft, foreign exchange and interest rate hedging arrangements. As of August 31, 2007 and 2008, bank guarantees of HK$1,603,000 and HK$20,371,000, respectively were issued against this bank facility;

(ii)	bank guarantees of HK$4,300,000 issued by a bank to third party suppliers of the Company and one of its subsidiaries as of August 31, 2007 and 2008 for payment of certain products and services procured by the Company from these third party suppliers; and

(iii)	bank guarantees of HK$5,272,000 issued by a bank to certain utility vendors of the Company as of August 31, 2007 and 2008 in lieu of payment of utility deposits.

City Telecom (H.K.) Limited
Consolidated financial statements for the year August 31, 2008

17	Investment securities

	August 31,
	2007	2008
	HK$’000	HK$’000
Debt securities, at fair value and unlisted outside Hong Kong (note (a))	28,577	27,997
Long term bank deposit, at amortized cost (note (b))	14,415	—

	42,992	27,997

Less: Current portion	(3,779)	(27,997)

	39,213	—

Notes:

(a)	The Group maintained an investment portfolio of HK$28,577,000 and HK$27,997,000 as of August 31, 2007 and 2008, respectively, which primarily consisted of equity-linked mutual fund securities.

For the years ended August 31, 2006, 2007 and 2008 the net unrealized investment gains were HK$698,000, HK1,887,000 and HK$3,163,000 respectively. No realized investment gains or losses were recognized during the years ended August 31, 2006 and 2007. During the year ended August 31, 2008, a debt security with principal amount of US$500,000 (equivalent to HK$3,900,000) matured with a realized gain of HK$121,000.

(b)	Represents a ten-year US$2 million (equivalent to HK$15,600,000 at August 31, 2007) deposit placed with a bank for which the Group receives a floating rate deposit interest. The deposit has a 10-year term maturing on August 22, 2013. An interest rate of 10% per annum has been guaranteed for the first year from the inception date on August 22, 2003. The deposit will terminate or mature once the cumulative interest reaches the predetermined accrued interest cap at 13% of the principal amount or an aggregate sum of US$260,000 (equivalent to HK$2,028,000 at August 31, 2007). During the year ended August 31, 2008, the Group early redeemed the deposit and recognized a gain of HK$1,185,000 in the consolidated statement of operations.

18	Derivative financial instrument

	August 31,
	2007	2008
	HK$’000	HK$’000
Non-current assets
Interest rate swap, at fair value through profit or loss	1,039	—

As of August 31, 2007, the Group has an outstanding interest rate swap contract with notional principal amount of HK$46,666,667. Under this arrangement, the Group pays a fixed rate interest of 2.675% per annum on the notional amount on a monthly basis, and receives a floating interest rate based on HIBOR rate. The maturity date of the contract is December 1, 2009.

During the year ended August 31, 2008, the Group early terminated the interest rate swap contract and recognized a loss of HK$1,039,000 in the consolidated statement of operations.

City Telecom (H.K.) Limited
Consolidated financial statements for the year August 31, 2008

19	Capital and reserves
(a)	Capital and reserves

	Issued and fully paid (ordinary shares of HK$0.10 each)
	Number of						Total
	shares	Amount	Share	Capital	Translation	Retained	shareholders’
	outstanding	outstanding	premium	reserve	reserve	profits	equity
		HK$	HK$	HK$	HK$	HK$	HK$
		(Amounts in thousands, except number of shares)
Balance at September 1, 2005	614,125,404	61,412	619,408	7,052	840	338,351	1,027,063
Shares issued upon exercise of share options (note (i))	50,000	5	8	—	—	—	13
Equity settled share-based compensation	—	—	882	5,941	—	—	6,823
Net loss	—	—	—	—	—	(142,062)	(142,062)
Foreign currency translation adjustment	—	—	—	—	(183)	—	(183)

Balance at August 31, 2006	614,175,404	61,417	620,298	12,993	657	196,289	891,654
Dividend paid in respect of previous year	—	—	—	—	—	(24,635)	(24,635)
Shares issued upon exercise of share options (note (i))	2,328,000	233	2,135	(611)	—	—	1,757
Equity settled share-based compensation	—	—	—	5,727	—	—	5,727
Net income	—	—	—	—	—	28,865	28,865
Foreign currency translation adjustment	—	—	—	—	514	—	514

Balance at August 31, 2007	616,503,404	61,650	622,433	18,109	1,171	200,519	903,882
Dividend paid in respect of previous year	—	—	—	—	—	(5,915)	(5,915)
Shares issued in respect of scrip dividend of previous year (note (ii))	11,227,213	1,123	18,044	—	—	(19,167)	—
Dividend paid in respect of current year	—	—	—	—	—	(11,371)	(11,371)
Shares issued in respect of scrip dividend of current year (note (iii))	8,838,938	884	13,347	—	—	(14,231)	—
Shares issued upon exercise of share options (note (i))	14,052,268	1,405	16,893	(3,300)	—	—	14,998
Equity settled share-based compensation	—	—	—	4,204	—	—	4,204
Net income	—	—	—	—	—	125,190	125,190
Foreign currency translation adjustment	—	—	—	—	1,619	—	1,619

Balance at August 31, 2008	650,621,823	65,062	670,717	19,013	2,790	275,025	1,032,607

City Telecom (H.K.) Limited
Consolidated financial statements for the year August 31, 2008

19	Capital and reserves (continued)
(a)	Capital and reserves (continued)

	Authorized ordinary shares
	of HK$0.10 each
	No. of
	Shares	Amount
		HK$’000
At August 31, 2007 and August 31, 2008	2,000,000,000	200,000

Notes:

(i)	During the years ended August 31, 2006, 2007 and 2008, 50,000, 2,328,000 and 14,052,268 ordinary shares were issued at a weighted average price of HK$0.26 per share, HK$0.75 per share and HK$1.07 per share respectively, to share option holders who had exercised their subscription rights. These shares issued rank pari passu with the then existing ordinary shares in issue.

(ii)	On 4 February 2008, the Company issued and allotted 11,227,213 ordinary shares to shareholders who elected to receive, the 2007 final dividend in new shares pursuant to the scrip dividend scheme announced by the Company on 4 January 2008 under which shareholders may elect to receive the dividend in new shares in lieu of cash. These new shares rank pari passu with the existing shares of the Company in all respects.

(iii)	On 23 July 2008, the Company issued and allotted 8,838,938 ordinary shares to shareholder, who elected to receive the 2008 interim dividend in new shares pursuant to the scrip dividend scheme announced by the Company on 19 June 2008 under which shareholders may elect to receive the dividend in new shares in lieu of cash. These new shares rank pari passu with the existing shares of the Company in all respects.

(iv)	Details of the share option scheme of the Group, the share options granted by the Group during the relevant years and options outstanding at August 31, 2006, 2007 and 2008 are set out in note 25.

(b)	Nature and purpose of reserves
(i)	Share premium

The application of the share premium account is governed by Sections 48B of the Hong Kong Companies Ordinance.

(ii)	Capital reserve

The capital reserve which comprises the fair value of the actual or estimated number of unexercised share options granted to employees of the Group was recognised in accordance with the accounting policy adopted for share based payment in note 2(q).

(iii)	PRC statutory reserve

In accordance with Accounting Regulations for Business Enterprises, foreign investment enterprises in the PRC are required to transfer at least 10% of their profit after taxation, as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) to the general reserve until the balance of the general reserve is equal to 50% of their registered capital. For the year ended August 31, 2007 and August 31, 2008, CTI Guangzhou Customer Services Company Limited (“CTIGZ”), a wholly owned subsidiary of the Group, made appropriation to the statutory reserve of RMB379,000 and RMB324,000, respectively. The accumulated balance of the statutory reserve maintained at the CTIGZ as of August 31, 2007 and August 31, 2008 were RMB581,000 and RMB905,000, respectively. The statutory reserve can be used to reduce previous years’ losses and to increase the capital of the subsidiary.

(iv)	Exchange reserve

The exchange reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations. The reserve is dealt with in accordance with the accounting policies set out in note 2(d)(ii).

City Telecom (H.K.) Limited
Consolidated financial statements for the year August 31, 2008

19	Capital and reserves (continued)
(c)	Capital management

The Group’s primary objectives when managing capital are to maintain a reasonable capital structure and safeguard the Group’s ability to continue as a going concern, in order to provide returns for shareholders.

The Group manages the amount of capital in proportion to risk, and makes adjustments to its capital structure through the amount of dividend payment to shareholders, issuance of scrip and new shares, and managing its debt portfolio in conjunction with cash flow requirements, taking into account its future financial obligations and commitments.

The Group monitors its capital structure by reviewing its net debt to net asset gearing ratio. For this purpose, the Group defines net debt as total loans less cash at bank and in hand and long-term bank deposits.

The net debt to net asset gearing ratio as of August 31, 2007 and 2008 are as follows:

	August 31,
	2007	2008
	HK$’000	HK$’000
Unsecured
8.75% senior notes due 2015	952,593	683,242
Obligation under finance lease	1,210	376

Total loans	953,803	683,618
Less: Cash at bank and in hand	(532,894)	(421,610)
Less: Long-term bank loan	(14,415)	—

Net debt	406,494	262,008
Net asset	903,882	1,032,607

Net debt to net asset gearing ratio	0.45	0.25

20	Cash and bank balances

	August 31,
	2007	2008
	HK$’000	HK$’000
Cash at bank and in hand	50,164	156,667
Time deposits with banks and other financial institution (note (a))	482,730	264,943

	532,894	421,610

Notes:

(a)	Amounts represented time deposits with original maturities of less than three months.

City Telecom (H.K.) Limited
Consolidated financial statements for the year August 31, 2008

21	Dividends
(a)	Dividends payable to equity shareholders of the Company attributable to the year

	Year ended August 31,
	2006	2007	2008
	HK$’000	HK$’000	HK$’000
Interim dividend, declared and paid, of HK4 cents (2007: HK4 cents, 2006: HK$Nil) per ordinary share	—	24,635	25,602
Final dividend proposed after the balance sheet date of HK2 cents (2007: HK4 cents, 2006: HK$Nil) per ordinary shares	—	24,660	13,012

	—	49,295	38,614

During the year ended August 31, 2008, a scrip dividend option was offered to all shareholders with registered addresses in Hong Kong that were entitled to the interim dividend in respect of the six-month period ended February 29, 2008. 8,838,938 shares were issued during the year ended August 31, 2008 to shareholders who had elected to receive all or part of their entitlement to dividends in form of scrip.

The final dividend proposed after the balance sheet date has not been recognized as a liability at August 31, 2007 and August 31, 2008.

(b)	Dividends attributable to the previous financial year, approved and paid during the year

	Year ended August 31,
	2006	2007	2008
	HK$’000	HK$’000	HK$’000
Final dividend in respect of the financial year ended August 31, 2007 approved and paid, of HK4 cents per ordinary share (2007: HK$Nil, 2006: HK$Nil)	—	—	25,082

During the year ended August 31, 2008, a scrip dividend option was offered to all shareholders with registered addresses in Hong Kong that were entitled to the final dividend in respect of the financial year ended August 31, 2007. 11,227,213 shares were issued during the year ended August 31, 2008 to the shareholders who had elected to receive all or part of their entitlement to dividends in the form of scrip.

City Telecom (H.K.) Limited
Consolidated financial statements for the year August 31, 2008

22	Banking facilities
The Group’s banking facilities were denominated in Hong Kong dollars as follows:

					Terms of facilities as
	Amount available		Amount utilized		at August 31, 2008
	August 31,		August 31,		Interest rate
	2007	2008	2007	2008
	HK$’000	HK$’000	HK$’000	HK$’000
Bank overdrafts/ bank loans	80,200	87,319	1,603	29,943	HIBOR or cost
					of Funds + 0.8% per annum
The amounts utilized as of August 31, 2007 and 2008 represented bank guarantees and letter of credit issued against the banking facilities (see note 16) which the Group has not drawn upon. The utilized banking facilities as of August 31, 2007 and 2008 were denominated in Hong Kong dollar and Singaporean dollar.

23	Related party transactions
In addition to the transactions and balances disclosed elsewhere in these financial statements, the Group entered into the following material related party transactions.

Key management personnel remuneration

Remuneration for key management personnel, including amounts paid to the Group’s directors and certain of the highest paid employees, is as follows:

	Year ended August 31,
	2006	2007	2008
	HK$’000	HK$’000	HK$’000
Short-term employee benefits	21,443	26,791	28,850
Post-employment benefits	1,916	2,197	2,425
Equity compensation benefits	4,571	4,388	3,664

	27,930	33,376	34,939

City Telecom (H.K.) Limited
Consolidated financial statements for the year August 31, 2008
24	Retirement schemes

The Group contributes to an Occupational Retirement Scheme (the “ORSO Scheme”), a defined contribution retirement scheme, which is available to some of its employees in Hong Kong. Under the ORSO Scheme, the employees are required to contribute 5% of their monthly salaries, while the Group’s contributions are calculated at 10% and 5% of the monthly salaries of senior management staff and all other staff respectively. The employees are entitled to 100% of the employer’s contributions after 10 years of completed service, or at a reduced scale after completion of 3 to 9 years’ service. Contributions to the ORSO Scheme are reduced by contributions forfeited by those employees who leave the ORSO Scheme prior to vesting fully in the Group’s contributions.

A mandatory provident fund scheme (the “MPF Scheme”) has been established under the Hong Kong Mandatory Provident Fund Scheme Ordinance in December 2000. The then existing employees of the Group in Hong Kong could elect to join the MPF Scheme, while all new employees joining the Group in Hong Kong from then onwards are required to join the MPF Scheme. Both the Group and the employees are required to contribute 5% of each individual’s relevant income with a maximum amount of HK$1,000 per month as a mandatory contribution. Employer’s mandatory contributions are 100% vested in the employees as soon as they are paid to the MPF Scheme. Senior employees may also elect to join a Mutual Voluntary Plan (the “Mutual Plan”) in which both the Group and the employee, on top of the MPF Scheme mandatory contributions, make a voluntary contribution to the extent of contributions that would have been made under the ORSO Scheme.

Pursuant to the relevant regulations in the People’s Republic of China (the “PRC”), the Group contributes to the defined contribution retirement scheme organised by the local social security bureau for each employee of the subsidiary in the PRC at a rate of 20% of a standard salary base as determined by the local social security bureau. The Group has no other obligation to make payments in respect of retirement benefits of these employees.

The retirement schemes for staff of the Group in other countries follow the local statutory requirements of the respective countries.

The aggregate employer’s contributions, net of forfeited contributions, which have been dealt with in the consolidated statement of operations during the year are as follows:

	Year ended August 31,
	2006	2007	2008
	HK$’000	HK$’000	HK$’000
Gross contributions	28,912	24,545	29,738
Less: Forfeited contributions utilized to offset the Group’s contributions during the year	(956)	(612)	—

Net contributions charged to the consolidated statement of operations	27,956	23,933	29,738

At August 31, 2008, there is no forfeited contribution available to offset future contributions by the Group to the ORSO scheme and the Mutual Plan.
25	Equity settled share-based transactions
2002 Share Option Scheme

The Company operates a share option scheme (the “2002 Share Option Scheme”) which was adopted by the shareholders of the Company on December 23, 2002 and where the directors may, at their discretion, invite eligible participants to take up options to subscribe for shares subject to the terms and conditions stipulated therein.

Under the 2002 Share Option Scheme, the Company may grant options to employees (including executive, non-executive and independent non-executive directors), suppliers and professional advisers to subscribe for shares of the Company. The maximum number of options authorized under the 2002 Share Option Scheme may not, when aggregated with any shares subject to any other executive and employee share option scheme, exceed 10% of the Company’s issued share capital on the date of adoption. The exercise price of the option is determined by the Company’s board of directors at a price not less than the highest of (a) the par value of a share; (b) the average closing price of the Company’s shares for five trading days preceding the grant date; and (c) the closing price of the Company’s shares on the date of grant. The 2002 Share Option Scheme is valid and effective for a ten year period up to December 22, 2012 subject to earlier termination by the Company by resolution in general meeting or by the board of directors. The period during which the option may be exercised will be determined by the board of directors at its discretion, save that no option may be exercised after more than ten years from the date of grant. During the year ended August 31, 2008, options were granted under the 2002 Share Option Scheme to eligible participants for the subscription of 18,300,000 shares (2007: 300,000 shares) of the Company at a weighted average exercise price of HK$1.84 (2007: HK$1.16) each.

City Telecom (H.K.) Limited
Consolidated financial statements for the year August 31, 2008
25	Equity settled share-based transactions (continued)
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
Details of share options granted pursuant to the 2002 Share Option Scheme and 1997 Share Option Scheme that were outstanding at August 31, 2006, 2007 and 2008, are as follows:
1997 Share Option Scheme

	September 3,	September 10,	October 20,
Date of grant	1998	1999	2000
Exercise price per share (HK$) at date of grant	0.26	2.10	0.58

Market price per share (HK$) at date of grant	0.26	2.10	0.58

Outstanding at August 31, 2005	190,000	60,000	298,000
Exercised	(50,000)	—	—
Lapsed upon resignation of employees	—	(20,000)	(20,000)

Outstanding at August 31, 2006	140,000	40,000	278,000
Exercised	(140,000)	—	(278,000)
Lapsed upon expiry of the options	—	(40,000)	—

Outstanding at August 31, 2007 and August 31, 2008	—	—	—

City Telecom (H.K.) Limited
Consolidated financial statements for the year August 31, 2008
25	Equity settled share-based transactions (continued)
2002 Share Option Scheme

								November
	June 3,	October 21,	January 5,	October 3,	May 22,	July 3,	August 3,	22,	May 23,	December	February 6,	February	February 15,	March	May 2,
Date of grant	2004	2004	2005	2005	2006	2006	2006	2006	2007	12, 2007	2008	11, 2008	2008	11, 2008	2008
	(note (a))	(note (b))	(note (c))	(note (d))	(note (e))	(note (f))	(note(g))	(note(h))	(note(i))	(note (j))	(note (k))	(note(l))	(note (m))	(note (n))	(note(o))
Exercise price per share (HK$) at date of grant	1.47	1.54	1.54	0.81	0.66	0.68	0.71	0.73	2.03	2.45	1.77	1.88	1.77	1.83	1.80

Market price per share (HK$) at date of grant	1.47	1.49	1.48	0.81	0.64	0.68	0.71	0.73	2.10	2.40	1.86	1.76	1.80	1.70	1.75

Outstanding at August 31, 2005	6,000,000	14,670,000	16,000,000	—	—	—	—	—	—	—	—	—	—	—	—
Granted	—	—	—	1,000,000	32,210,000	1,000,000	100,000	—	—	—	—	—	—	—	—
Lapsed upon resignation of employees	—	(5,220,000)	—	—	—	—	—	—	—	—	—	—	—	—	—

Outstanding at August 31, 2006	6,000,000	9,450,000	16,000,000	1,000,000	32,210,000	1,000,000	100,000	—	—	—	—	—	—	—	—
Granted	—	—	—	—	—	—	—	200,000	100,000	—	—	—	—	—	—
Exercised	—	(330,000)	—	—	(1,250,000)	(300,000)	(30,000)	—	—	—	—	—	—	—	—
Lapsed upon resignation of employees	—	(780,000)	—	—	(2,020,000)	—	—	—	—	—	—	—	—	—	—

Outstanding at August 31, 2007	6,000,000	8,340,000	16,000,000	1,000,000	28,940,000	700,000	70,000	200,000	100,000	—	—	—	—	—	—
Adjustment to the number of options for 2007 Final Dividend (note p)	—	32,397	63,292	—	101,301	2,769	277	534	396	3,956	—	—	—	—	—
Adjustment to the number of options for 2008 Interim Dividend (note q)	—	21,002	43,664	—	65,221	—	191	368	—	—	16,309	16,309	10,873	816	2,718
Granted	—	—	—	—	—	—	—	—	—	1,000,000	6,000,000	6,000,000	4,000,000	300,000	1,000,000
Exercised	(6,000,000)	(821,344)	—	(1,000,000)	(6,135,805)	—	(30,119)	(65,000)	—	—	—	—	—	—	—
Lapsed upon resignation of employees	—	(473)	—	—	(583,162)	(702,769)	—	—	(100,396)	(1,003,956)	—	—	(3,008,155)	—	—

Outstanding at August 31, 2008	—	7,571,582	16,106,956	—	22,387,555	—	40,349	135,902	—	—	6,016,309	6,016,309	1,002,718	300,816	1,002,718

City Telecom (H.K.) Limited
Consolidated financial statements for the year August 31, 2008
25	Equity settled share-based transactions (continued)
2002 Share Option Scheme

Notes:

(a)	On June 3, 2004, an employee was granted options to subscribe for 6,000,000 shares at a price of HK$1.47 per share. The vesting period for the options is June 3, 2004 to April 30, 2006.

(b)	On October 21, 2004, employees, including executive directors, were granted options to subscribe for 14,670,000 shares at a price of HK$1.54 per share. The vesting period for the options is October 21, 2004 to December 31, 2006.

(c)	On January 5, 2005, executive directors were granted options to subscribe for 16,000,000 shares at a price of HK$1.54 per share. The vesting period for the options is January 5, 2005 to December 31, 2006.

(d)	On October 3, 2005, an employee was granted options to subscribe for 1,000,000 shares at a price of HK$0.81 per share. The vesting period for the options is October 3, 2005 to September 30, 2006.

(e)	On May 22, 2006, employees, including executive directors, were granted options to subscribe for 32,210,000 shares at a price of HK$0.66 per share. The vesting period for the options is May 22, 2006 to May 21, 2009.

(f)	On July 3, 2006, an employee was granted options to subscribe for 1,000,000 shares at a price of HK$0.68 per share. The vesting period for the options is July 3, 2006 to July 2, 2009.

(g)	On August 3, 2006, an employee was granted options to subscribe for 100,000 shares at a price of HK$0.71 per share. The vesting period of the option is August 3, 2006 to August 2, 2009.

(h)	On November 22, 2006, an employee was granted options to subscribe for 200,000 shares at a price of HK$0.73 per share. The vesting period of the option is November 22, 2006 to November 14, 2009.

(i)	On May 23, 2007, an employee was granted options to subscribe for 100,000 shares at a price of HK$2.03 per share. The vesting period of the option is May 23, 2007 to June 11, 2010.

(j)	On December 12, 2007, an employee was granted options to subscribe for 1,000,000 shares at a price of HK$2.45 per share. The vesting period for the options is December 12, 2007 to December 11, 2010.

(k)	On February 6, 2008, an employee was granted options to subscribe for 6,000,000 shares at a price of HK$1.77 per share. Vesting of the options is conditional upon the performance of the participants. Options granted will be vested over a period of three to four years from the date of fulfillment of the performance condition.

(l)	On February 11, 2008, an executive director was granted options to subscribe for 6,000,000 shares at a price of HK$1.88 per share. Vesting of the options is conditional upon the performance of the Company’s shares over the period from the close of trading in Hong Kong on November 22, 2007 to November 21, 2010. Options granted will be evenly vested immediately and over a period of three years from the date of fulfillment of the performance condition.

(m)	On February 15, 2008, an employee was granted options to subscribe for 4,000,000 shares at a price of HK$1.77 per share. Vesting of the options is conditional upon the performance of the participants. Options granted will be vested over a period of three years from the date of fulfillment of the performance condition.

(n)	On March 11, 2008, an employee was granted options to subscribe for 300,000 shares at a price of HK$1.83 per share. The vesting period for the options is March 11, 2008 to March 10, 2011.

(o)	On May 2, 2008, an employee was granted options to subscribe for 1,000,000 shares at a price of HK$1.80 per share. Vesting of the options is conditional upon the performance of the participants. Options granted will be vested over a period of three years from the date of fulfillment of the performance condition.

(p)	As a result of allotment of 11,227,213 new shares to shareholders of the Company who elected to receive the 2007 Final Dividend in shares on February 4, 2008, the exercise price of and the number of share subject to the 51,805,000 options outstanding on December 21, 2007 (being the Record Date for determining the entitlement of 2007 Final Dividend) were adjusted pursuant to the 2002 Share Option Scheme with effect from February 4, 2008. The closing price per ordinary share immediately before the date of the grant of the options was HK$1.70.

City Telecom (H.K.) Limited
Consolidated financial statements for the year August 31, 2008
25	Equity settled share-based transactions (continued)
2002 Share Option Scheme (continued)

Notes: (continued)

(q)	As a result of allotment of 8,838,938 new shares to shareholders of the Company who elected to receive the 2008 Interim Dividend in shares on 23 July 2008, the exercise price of and the number of share subject to the 65,296,047 options outstanding on 6 June 2008 (being the Record Date for determining the entitlement of 2008 Interim Dividend) were adjusted pursuant to the 2002 Share Option Scheme with effect from 23 July 2008. The closing price per ordinary share immediately before the date of the grant of the options was HK$1.79.

(r)	The share options outstanding in respect of the 1997 Share Option Scheme and 2002 Share Options Scheme as of August 31, 2006, 2007 and 2008 is summarized as follows:

		Weighted	Weighted
	Number of	average	average
	share	exercise	market price
	options	prices per	at the date
	outstanding	share	of grant
	(thousands)	HK$’000	HK$’000
Balance at August 31, 2005	37,218	1.51	1.46
Granted during the year	34,310	0.67	0.74
Exercised during the year	(50)	0.26	N/A
Lapsed during the year	(5,260)	1.54	N/A

Balance at August 31, 2006	66,218	1.08	1.04
Granted during the year	300	1.16	1.19
Exercised during the year	(2,328)	0.76	0.74
Lapsed during the year	(2,840)	0.93	0.89

Balance at August 31, 2007	61,350	1.09	1.06
Adjustment to the number of options for 2007 Final Dividend	205	1.10	1.07
Adjustment to the number of options for 2008 Interim Dividend	177	1.28	1.26
Granted during the year	18,300	1.84	1.83
Exercised during the year	(14,052)	1.07	1.06
Lapsed during the year	(5,399)	1.63	1.64

Balance at August 31, 2008	60,581	1.27	1.25

City Telecom (H.K.) Limited
Consolidated financial statements for the year August 31, 2008

25	Equity settled share-based transactions (continued)
2002 Share Option Scheme (continued)

Notes: (continued)

(s)	The following table summarizes the information about share options outstanding at August 31, 2008:

	Exercise	Number of		Exercisable
	price at	outstanding		options at
	August 31,	at August 31,	Remaining	August 31,
Date of grant	2008	2008	life	2008
		(thousands)	(months)	(thousands)
October 21, 2004	1.5297	7,572	74	7,572
January 5, 2005	1.5297	16,107	74	16,107
May 22, 2006	0.6554	22,387	93	12,784
August 3, 2006	0.7052	40	95	—
November 22, 2006	0.7251	136	98	—
February 6, 2008	1.7652	6,016	52	—
February 11, 2008	1.8749	6,016	52	—
February 15, 2008	1.7652	1,003	52	—
March 11, 2008	1.8250	301	52	—
May 2, 2008	1.7951	1,003	52	—

		60,581		36,463

(t)	Fair value of share options and assumptions:

In determining the value of the share options granted during the year ended August 31, 2008, the Black-Scholes option pricing model (the “Black-Scholes Model”) has been used except for the share options granted on February 11, 2008 which adopts the Monte Carlo model. Both models are the most generally accepted methodologies used to calculate the value of options. The variables of the models include expected life of the options, risk-free interest rate, expected volatility and expected dividend yield of the shares of the Company.

City Telecom (H.K.) Limited
Consolidated financial statements for the year August 31, 2008

25	Equity settled share-based transactions (continued)
2002 Share Option Scheme (continued)

Notes: (continued)

(t)	Fair value of share options and assumptions: (continued)

In determining the value of the share options granted during the year, the following variables have been applied to the models:

	June 3,	October 21,	January 5,	October 3,	May 22,	July 3,	August 3,	November 22,	May 23,	December 12,	February 6,	February 11,	February 15,	March 11,	May 2,
Measurement date	2004	2004	2005	2005	2006	2006	2006	2006	2007	2007	2008	2008	2008	2008	2008
Variables
— Expected life (i)	5 years	5 years	5 years	5 years	5 years	5 years	5 years	5 years	5 years	5 years	5 years	Average 4 years	3 years	5 years	5 years
— Risk-free rate (ii)	3.78%	2.65%	2.75%	4.41%	4.63%	4.45%	4.06%	3.76%	4.45%	3.10%	2.16%	2.16%	2.16%	2.04%	2.88%
— Expected volatility (iii)	59.04%	72.06%	69.37%	58.29%	55.04%	53.56%	52.71%	51.02%	56.01%	61.86%	63.22%	63.32%	63.22%	63.35%	63.56%
— Expected dividend yield (iv)	1%	1%	1%	0%	0%	0%	0%	0%	0%	2%	2%	2%	2%	2%	2%
The above variables were determined as follows:
(i)	The expected life is estimated to be 3 to 5 years from the date of grant (the “Measurement Date”).

(ii)	The risk-free rate represents the yield of the Hong Kong Exchange Fund Notes corresponding to the expected life of the options as of the Measurement Date.

(iii)	The expected volatility represents the annualized standard deviation of the return on the daily share price of the Company over the period commensurate to the expected life of the options (taking into account the remaining contractual life of the option and the effect of the expected early exercise of the option).

(iv)	The expected dividend yield is based on the historical dividend yield over the last five years.

City Telecom (H.K.) Limited
Consolidated financial statements for the year August 31, 2008

25	Equity settled share-based transactions (continued)
2002 Share Option Scheme (continued)

Notes: (continued)

(t)	Fair value of share options and assumptions: (continued)

The fair value of the options granted during the year is estimated as below:

	June 3,	October 21,	January 5,	October 3,	May 22,	July 3,	August 3	November 22,	May 23,	December 12,	February 6,	February 11,	February 15,	March 11,	May 2,
Date of grant	2004	2004	2005	2005	2006	2006	2006	2006	2007	2007	2008	2008	2008	2008	2008
	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$
Fair value per share option	0.70	0.84	0.80	0.44	0.33	0.35	0.36	0.35	1.13	1.13	0.90	0.41	0.72	0.87	0.83
Both the Black-Scholes Model and Monte Carlo Model, applied for the determination of the estimated value of the options granted under 2002 Share Option Scheme require input of highly subjective assumptions, including the expected stock volatility. As the Company’s share options have characteristics significantly different from those of traded options, changes in subjective inputs may materially affect the estimated fair value of the options granted.

City Telecom (H.K.) Limited
Consolidated financial statements for the year August 31, 2008

26	Revenues and segmental information
Revenue recognized during the year is as follows:

	Year ended August 31,
	2006	2007	2008
	HK$’000	HK$’000	HK$’000
Revenue
International telecommunications services	418,276	324,470	291,943
Fixed telecommunications network services (note (c))	716,600	816,800	1,011,038

	1,134,876	1,141,270	1,302,981

Other income
Interest income	20,378	22,671	15,596
Other income	4,465	3,149	9,393

	24,843	25,820	24,989

(a)	Primary reporting format — business segments
The Group is organized on a worldwide basis into two business segments:
—	International telecommunications — provision of international long distance calls services.

—	Fixed telecommunications network — provision of dial up and broadband Internet access services, local voice-over-IP services and IP-TV services.
The Group’s reportable segments are strategic business units that offer different type of telecommunications services. Each of these business units are operated and managed separately.

The Group’s inter-segment transactions mainly consist of provision of leased lines services.

City Telecom (H.K.) Limited
Consolidated financial statements for the year August 31, 2008
26	Revenues and segmental information (continued)

(a)	Primary reporting format — business segments (continued)

Segment results are income/(loss) from operations excluding interest expense and interest income, but includes other income, net. All segment measures are based on accounting policies that are consistent with those used in the preparation of the consolidated financial statements.

	Year ended August 31, 2006
	International	Fixed tele-
	tele-	communications
	communications	network
	services	services	Elimination	Group
	HK$’000	HK$’000	HK$’000	HK$’000
Revenue (note (c))
— External sales	418,276	716,600	—	1,134,876
— Inter-segment sales	5,670	31,275	(36,945)	—

	423,946	747,875	(36,945)	1,134,876

Segment results	22,095	(107,607)		(85,512)

Interest income	17,728	2,650	—	20,378
Interest expense				(88,637)
Other income				4,465

Loss before taxation				(149,306)

Segment assets	626,480	1,497,388	—	2,123,868
Unallocated assets	—	—	—	347

Total assets				2,124,215

Segment liabilities	114,847	167,370	—	282,217
Unallocated liabilities				950,344

Total liabilities				1,232,561

Capital expenditure	13,838	309,097	—	322,935
Depreciation	23,598	252,866	—	276,464

City Telecom (H.K.) Limited
Consolidated financial statements for the year August 31, 2008
26	Revenues and segmental information (continued)
(a)	Primary reporting format — business segments (continued)

	Year ended August 31, 2007
	International	Fixed tele-
	tele-	communications
	communications	network
	services	services	Elimination	Group
	HK$’000	HK$’000	HK$’000	HK$’000
Revenue (note (c))
— External sales	324,470	816,800	—	1,141,270
— Inter-segment sales	5,699	27,633	(33,332)	—

	330,169	844,433	(33,332)	1,141,270

Segment results	49,702	42,873		92,575

Interest income	15,032	7,639	—	22,671
Interest expense				(87,504)
Other income				3,149

Profit before taxation				30,891

Segment assets	541,502	1,619,631	—	2,161,133
Unallocated assets				—

Total assets				2,161,133

Segment liabilities	101,148	201,738	—	302,886
Unallocated liabilities				954,365

Total liabilities				1,257,251

Capital expenditure	4,060	128,190	—	132,250
Depreciation	21,707	236,396	—	258,103

City Telecom (H.K.) Limited
Consolidated financial statements for the year August 31, 2008
26	Revenues and segmental information (continued)
(a)	Primary reporting format — business segments (continued)

	Year ended August 31, 2008
	International	Fixed tele-
	tele-	communications
	communications	network
	services	services	Elimination	Group
	HK$’000	HK$’000	HK$’000	HK$’000
Revenue (note (c))
— External sales	291,943	1,011,038	—	1,302,981
— Inter-segment sales	5,692	22,680	(28,372)	—

	297,635	1,033,718	(28,372)	1,302,981

Segment results	63,225	95,295		158,520

Interest income	8,590	7,006	—	15,596
Interest expense				(75,137)
Other income				9,393

Profit before taxation				108,372

Segment assets	426,781	1,627,300	—	2,054,081
Unallocated assets				26,335

Total assets				2,080,416

Segment liabilities	80,756	276,771	—	357,527
Unallocated liabilities				690,282

Total liabilities				1,047,809

Capital expenditure	4,293	207,391	—	211,684
Depreciation	19,587	190,464	—	210,051

City Telecom (H.K.) Limited
Consolidated financial statements for the year August 31, 2008
26	Revenues and segmental information (continued)
(b)	Geographical segments

Although the Group’s two business segments are managed on a worldwide basis, they operate in two main geographical areas:
—	Hong Kong

—	Canada
In disclosing information on the basis of geographical segments, revenue and segment results are disclosed based on the geographical location of customers. Total assets and capital expenditure are disclosed based on the geographical location of the assets.

There were no sales between the geographical segments.

	August 31, 2006
		Total	Capital	Fixed
	Revenue	assets	expenditure	assets, net
	HK$’000	HK$’000	HK$’000	HK$’000
Hong Kong	1,114,452	2,114,018	321,708	1,362,359
Canada	20,424	9,850	1,227	4,875

	1,134,876	2,123,868	322,935	1,367,234

Unallocated assets		347

		2,124,215

	August 31, 2007
		Total	Capital	Fixed
	Revenue	assets	expenditure	assets, net
	HK$’000	HK$’000	HK$’000	HK$’000
Hong Kong	1,120,538	2,149,728	132,031	1,233,100
Canada	20,732	11,405	219	4,123

	1,141,270	2,161,133	132,250	1,237,223

Unallocated assets		—

		2,161,133

City Telecom (H.K.) Limited
Consolidated financial statements for the year August 31, 2008
26	Revenues and segmental information (continued)
(b)	Geographical segments (continued)

	August 31, 2008
		Total	Capital	Fixed
	Revenue	assets	expenditure	assets, net
	HK$’000	HK$’000	HK$’000	HK$’000
Hong Kong	1,281,069	2,040,496	211,482	1,227,907
Canada	21,912	13,585	202	3,492

	1,302,981	2,054,081	211,684	1,231,399

Unallocated assets		26,335

		2,080,416

(c)	Hong Kong Broadband Network Limited (“HKBN”), a wholly-owned subsidiary of the Group, as a FTNS licensee, provides interconnection services to enable delivery of telecommunications service to customers of different operators. Since the FTNS license was granted by the TA and interconnection services have been provided, HKBN has been billing mobile operators for the interconnection services provided to them and recognizing revenue (“mobile interconnection charges”) based on management’s best estimate of the amounts it expected to collect. In prior years, majority of the mobile operators, however, rejected HKBN’s demand for payment. As a result of non-payment by certain mobile operators, in 2004, the Group asked TA to make a determination (the “2004 Determination”) on the level of mobile interconnection charges payable by one of the mobile operators to HKBN; and the effective date of the determined mobile interconnection charges.

In March 2006, TA issued a preliminary analysis (the “2006 PA”) on the 2004 Determination with respect to the rates of mobile interconnection charges payable by the mobile operator under dispute. However, as of August 31, 2006, the final level of mobile interconnection charges was still subject to the 2004 Determination to be issued by TA.

For the year ended August 31, 2006, the Group recognized mobile interconnection charges of HK$22,037,000 based on the 2006 PA.

City Telecom (H.K.) Limited
Consolidated financial statements for the year August 31, 2008
26	Revenues and segmental information (continued)
(c)	(continued)

In March 2007, TA issued a revised preliminary analysis (the “2007 PA”) which superseded the 2006 PA. The 2007 PA set out the rates of mobile interconnection charges, which are different from those rates stated in the 2006 PA.

In June 2007, TA issued the 2004 Determination which set out the rates of mobile interconnection charge payable by the mobile operator under dispute for interconnection services provided by HKBN for the period from April 1, 2002 to August 31, 2004, which superseded the rates stated in both the 2006 PA and 2007 PA issued by TA previously.

For the year ended August 31, 2007, the Group recognized revenue related to mobile interconnection charges of HK$40,877,000 based on the 2004 Determination which included charges for the year ended August 31, 2007 and additional charges for the years ended August 31, 2005 and 2006 previously measured based on the 2006 PA. The Group has also written back bad debt provision for mobile interconnection charges receivables of HK$9,404,000 to the consolidated statement of operations based on the amount it expected to collect for billings outstanding through that date.

During the year ended August 31, 2008, HKBN entered into contractual agreements with additional mobile operators which agreed to pay mobile interconnection charges based on the 2004 determination for period from April 1, 2002 to August 31, 2004 and for the subsequent period at an interim rate stated in the agreements which will be adjusted based on further determination to be issued by TA.

In February 2008, HKBN requested TA to make a new determination with four mobile operators (the “2008 Determination”) on the rate of mobile interconnection charge and interest thereon. In September 2008, TA indicated that it accepted HKBN’s request for determination, which covers the mobile interconnection charges payable by the mobile operators under the determination, for the period from April 1, 2002 to April 26, 2009 (for those mobile operators who have not reached the relevant contractual agreements with HKBN) or for the period from September 1, 2004 to April 26, 2009 (for those mobile operators who have reached the relevant contractual agreements with HKBN), and the interest rate thereon.

For the year ended August 31, 2008, the Group recognized revenue related to mobile interconnection charges of HK$29,568,000 representing the amount of mobile interconnection charges management expects to collect.

City Telecom (H.K.) Limited
Consolidated financial statements for the year August 31, 2008
27	Financial instruments

Exposure to credit, liquidity, interest rate and currency risks arises in the normal course of the Group’s business. These risks are limited by the Group’s financial management policies and practices described below.
(a)	Credit risk

The Group’s credit risk is primarily attributable to trade and other receivables, and debt investments. Management has a credit policy in place and the exposure to the credit risk is monitored on an ongoing basis.

In respect of trade and other receivables, credit evaluations are performed on all customers requiring credit over a certain amount. These evaluations focus on the customer’s past history of making payments when due and current ability to pay, and take into account information specific to the customer as well as pertaining to the economic environment in which the customer locates. These receivables are due within 30 days from the date of billing. Subscribers with receivables that are more than 3 months overdue are requested to settle all outstanding balances before any further credit is granted. The Group generally does not obtain collateral from customers.

The Group’s exposure to credit risk is influenced mainly by individual characteristics of each customer. The default risk of the country in which customer locates also has an influence on credit risk but to a lesser extent. Concentrations of credit risk with respect to accounts receivable are limited due to the Group’s customer base being large and unrelated. As such, management does not expect any significant losses of accounts receivable that have not been provided for by way of allowances as disclosed in note 8.

The maximum exposure to credit risk is represented by the carrying amount of each financial asset after deducting any impairment allowance, in the balance sheet. Except for the financial guarantee given by the Group as disclosed in note 15(d), the Group does not provide any other guarantees which expose the Group to credit risk. The maximum exposure to credit risk in respect of these financial guarantees at the balance sheet date is disclosed in note 15 (d).

Further quantitative disclosures in respect of the Group’s exposure to credit risk arising from accounts receivable are set out in note 8.

City Telecom (H.K.) Limited
Consolidated financial statements for the year August 31, 2008
27	Financial instruments (continued)
(b)	Liquidity risk

The Group has a cash management policy, which includes the short term investment of cash surpluses and the raising of loans and other borrowings to cover expected cash demands. The Group’s policy is to regularly monitor current and expected liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient cash and readily realizable marketable securities and adequate amount of committed credit facilities from major financial institutions to meet its liquidity requirements in the short and long term. Due to the dynamic nature of the underlying business, the Group aims to maintain flexibility in funding by maintaining committed credit lines available.

City Telecom (H.K.) Limited
Consolidated financial statements for the year August 31, 2008
27	Financial instruments (continued)
(b)	Liquidity risk (continued)

The following table details the remaining contractual maturities at the balance sheet date of the Group’s financial liabilities, which are based on undiscounted cash flows (including interest) and the earliest date the Group are required to pay.

	2007						2008
		Total		More than	More than			Total		More than	More than
		contractual	Within	1 year but	2 years but			contractual	Within	1 year but	2 years but
	Carrying	undiscounted	1 year or	less than	less than	More than	Carrying	undiscounted	1 year or	less than	less than	More than
	amount	cash flow	on demand	2 years	5 years	5 years	amount	cash flow	on demand	2 years	5 years	5 years
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Current liabilities

Accounts payable	76,019	76,019	76,019	—	—	—	52,324	52,324	52,324	—	—	—
Other payables and accrued charges	145,267	145,267	145,267	—	—	—	178,114	178,114	178,114	—	—	—
Deposits received	16,188	16,188	16,188	—	—	—	16,264	16,264	16,264	—	—	—
Obligations under finance leases	835	869	869	—	—	—	121	142	142	—	—	—
Tax payable	1,481	1,481	1,481	—	—	—	2,103	2,103	2,103	—	—	—
Non current liabilities

8.75% senior notes	952,593	1,614,184	85,278	85,278	255,834	1,187,794	683,242	1,093,852	61,012	61,012	183,036	788,792
Obligation under finance leases	375	414	—	142	272	—	255	272	—	142	130	—

	1,192,758	1,854,422	325,102	85,420	256,106	1,187,794	932,423	1,343,071	309,959	61,154	183,166	788,792

City Telecom (H.K.) Limited
Consolidated financial statements for the year August 31, 2008
27	Financial instruments (continued)
(c)	Interest rate risk

The Group’s interest-rate risk arises mainly from its 10-year 8.75% senior notes which bear interest at the fixed rate of 8.75% per annum. Borrowings issued at fixed rate expose the Group to fair value interest-rate risk.
(i)	Interest rate profile

The following table details the interest rate profile of the Group’s net borrowings at the balance sheet date.

	August 31,
	2008		2007
	Effective		Effective
	interest rate		interest rate
	%	HK$’000%		HK$’000
Fixed rate borrowings:
8.75% senior notes	9.2	952,593	9.2	683,242
Obligation under finance lease	6.8	1,210	6.8	376

		953,803		683,618

(ii)	Sensitivity analysis

Management determines that the Group’s exposure of interest rate risk was not significant and hence no sensitivity analysis is prepared.
(d)	Foreign currency risk

All the Group’s monetary assets and liabilities are primarily denominated in either Hong Kong dollars or United States dollars. Given the exchange rate of the Hong Kong dollar to the U.S. dollar has remained close to the current pegged rate of HKD7.80 = USD1.00 since 1983, management does not expect significant foreign exchange gains or losses between the two currencies
(i)	Exposure to currency risk

The following table details the Group’s exposure at the balance sheet date to currency risk arising from recognized assets or liabilities denominated in a currency other than the functional currency of the entity to which they relate.

	August 31,
	2007			2008
	United			United
	States	Japanese	Canadian	States	Japanese	Canadian
	Dollars	Yen	Dollars	Dollars	Yen	Dollars
	’000	’000	’000	’000	’000	’000
Cash at bank and in hand and pledged bank deposits	21,172	2,218	111	22,330	1,099	176
Accounts payable	(4,781)	—	—	(2,500)	—	—
Other payables and accrued charges	(1,563)	—	—	(3,390)	—	—
8.75% senior notes	(122,127)	—	—	(87,483)	—	—

Overall net exposure	(107,299)	2,218	111	(71,043)	1,099	176

City Telecom (H.K.) Limited
Consolidated financial statements for the year August 31, 2008
27	Financial instruments (continued)
(d)	Foreign currency risk (continued)
(ii)	Sensitivity analysis

Management determines that the Group’s exposure of foreign currency risk was not significant and hence no sensitivity analysis is prepared.
(e)	Fair values

Except for the following instruments, all financial instruments are carried at amounts not materially different from their fair values as of August 31, 2007 and 2008:

	August 31,
	2007		2008
	Carrying		Carrying
	amount	Fair value	amount	Fair value
	HK$’000	HK$’000	HK$’000	HK$’000
Long-term bank deposit	14,415	14,277	—	—
8.75% senior notes	(952,593)	(970,125)	(683,242)	(672,236)

City Telecom (H.K.) Limited
Consolidated financial statements for the year August 31, 2008

27	Financial instruments (continued)
(e)	Fair values (continued)

Fair value of financial instruments is estimated as follows:
(i)	The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. The fair value of the 8.75% senior notes is determined based on quoted market price. The fair value of the long term bank deposits are determined based on the issuer’s quoted price.

(ii)	The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date.

(iii)	Trade receivables less impairment provision and account payables are assumed to approximate their fair values.

28	Barter transaction
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

The directors of the Group made an assessment of the fair values of the goods and services exchanged and concluded that no fair values could be assigned to them. Accordingly, the Facility was not recognized as an asset and no revenue or deferred revenue was recognized in the consolidated financial statements as of and for any of the periods presented. The difference between the Facility Consideration and the Prepaid Charges, amounting to approximately HK$5.9 million, was included in long-term receivable balance, and other receivables, deposits and prepayments as of August 31, 2006 and 2007 respectively. In accordance with the terms of agreement, the unpaid portion of the HK$42.2 million guarantee minimum service fee, amounting to approximately HK$5.9 million has been billed to the Contract Party 1 upon the end of service period on September 1, 2007 and subsequently settled.

City Telecom (H.K.) Limited
Consolidated financial statements for the year August 31, 2007

29	Comparative figures
Certain comparative figures have been reclassified to conform with the current year presentation.

30	Recent accounting pronouncements
(a)	HKFRSs

Up to the date of issuance of the accompanying consolidated financial statements, the HKICPA has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended August 31, 2008 and which have not been adopted in the accompanying consolidated financial statements.

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has concluded that the adoption of the following developments is unlikely to have significant impact on the Group’s results of operations and financial position:

Effective for
accounting periods
beginning on or after

HK(IFRIC) Interpretation 13	Customer loyalty programmes	July 1, 2008

HKAS 1 (Revised)	Presentation of financial statements	January 1, 2009

HKAS 23 (Revised)	Borrowing costs	January 1, 2009

HKFRS 8	Operating segments	January 1, 2009

City Telecom (H.K.) Limited
Consolidated financial statements for the year August 31, 2008

30	Recent accounting pronouncements (continued)
(b)	U.S. GAAP

Statement of Financial Accounting Standards No. 157 (“SFAS 157”)

In September 2006, the FASB issued SFAS 157, Fair Value Measurements, which defines fair value, provides a framework for measuring fair value, and expands the disclosure required for fair value measurement. SFAS 157 applies to other accounting pronouncements that require fair value measurements and does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and is effective for the Group on September 1, 2008. However, FASB Staff Position FAS 157-2 delayed the adoption date until January 1, 2009 for non-financial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. Management does not expect the initial adoption of SFAS 157 to have a material impact on the Group’s results of operations and financial position.

Statement of Financial Accounting Standards No. 159 (“SFAS 159”)
In February 2007, the FASB issued SFAS 159, Fair Value Option for Financial Assets and Financial Liabilities. SFAS 159 permits companies to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains or losses on items for which the fair value option has been elected be reported in earnings. Early adoption of SFAS 159 is permitted provided that the entity also adopts SFAS No. 157. Effective from September 1, 2008, management has elected not to adopt the fair value option for all the financial assets and financial liabilities held at September 1, 2008.

City Telecom (H.K.) Limited
Consolidated financial statements for the year August 31, 2008

31	Summary of significant differences between HKFRSs and U.S. GAAP
The Group’s consolidated financial statements are prepared in accordance with HKFRSs, which differ in certain significant respects from U.S. GAAP. The following are significant differences between HKFRSs and U.S. GAAP which pertain to the Group:

Net income/(loss)

		Year ended 31 August,
	Note	2006	2007	2008
		HK$’000	HK$’000	HK$’000
As reported under HKFRSs and U.S. GAAP		(142,062)	28,865	125,190

Basic weighted average common shares issued and outstanding (in 000’s)		614,134	614,840	634,015
Incremental shares from assumed exercise of share options (in 000’s)		—	16,479	23,982

Diluted weighted average common and potential shares issued and outstanding (in 000’s)		614,134	631,319	657,997

Earnings/(loss) per share under U.S. GAAP (note)
— Basic		(23.1) cents	4.7 cents	19.7 cents

— Diluted		(23.1) cents	4.6 cents	19.0 cents

Note:	The number of incremental shares from assumed exercise of stock options is determined using the treasury stock method. At August 31, 2006, the number of shares used in the calculation of diluted loss per share is equal to the basic weighted average common shares issued and outstanding as the incremental effect of outstanding share options would be anti-dilutive in a loss making year.

Total shareholders’ equity

		Year ended August 31,
	Note	2006	2007	2008
		HK$’000	HK$’000	HK$’000
Total shareholders’ equity

As reported under HKFRSs		891,654	903,882	1,032,607

U.S. GAAP adjustments:
— Goodwill	(a)	5,092	5,092	5,092
— Accumulated amortization of goodwill	(a)	(3,735)	(3,735)	(3,735)
— Reversal of amortization of goodwill	(a)	4,260	4,260	4,260

Total shareholders’ equity under U.S. GAAP		897,271	909,499	1,038,224

City Telecom (H.K.) Limited
Consolidated financial statements for the year August 31, 2008

31	Summary of significant differences between HKFRSs and U.S. GAAP (continued)
Condensed consolidated statements of operations under US GAAP

Under HKFRS, depreciation charges of network assets are included in general and administrative expenses.

Under US GAAP, however, depreciation charges of networks assets which are directly related to the generation of revenue are included in network costs. As a result, under US GAAP, the consolidated statements of operations would be reported as follows:

	Year ended August 31,
	2006	2007	2008
	HK$’000	HK$’000	HK$’000
Revenue, net	1,134,876	1,141,270	1,302,981

Operating expenses:
— Network costs, net	(554,136)	(451,080)	(368,278)
— Salaries and related costs	(256,721)	(221,102)	(247,460)
— Sales and marketing expenses	(204,952)	(203,673)	(307,743)
— General and administrative expenses	(187,129)	(166,271)	(206,687)
— Provision for doubtful accounts	(17,450)	(6,569)	(14,293)

(Loss)/ income from operations	(85,512)	92,575	158,520
Interest income	20,378	22,671	15,596
Interest expense	(88,637)	(87,504)	(75,137)
Other income, net	4,465	3,149	9,393

(Loss)/ income before income taxes	(149,306)	30,891	108,372
Income tax credit/ (expense)	7,244	(2,026)	16,818

Net (loss)/ income	(142,062)	28,865	125,190

City Telecom (H.K.) Limited
Consolidated financial statements for the year August 31, 2008

31	Summary of significant differences between HKFRSs and U.S. GAAP (continued)
Statement of changes in shareholders’ equity under US GAAP

	Ordinary shares
				Accumulated
	Number of		Additional	other			Total
	shares	Amount	paid-in	comprehensive	Capital	Retained	shareholders’
	outstanding	outstanding	capital	income	reserve	profits	equity
		HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Balance at August 31, 2005	614,125,404	61,412	619,408	840	27,815	323,205	1,032,680
Shares issued upon exercise of share options	50,000	5	8	—	—	—	13
Compensation cost for share options	—	—	251	—	6,572	—	6,823
Net loss	—	—	—	—	—	(142,062)	(142,062)
Foreign currency translation adjustment	—	—	—	(183)	—	—	(183)

Balance at August 31, 2006	614,175,404	61,417	619,667	657	34,387	181,143	897,271
Shares issued upon exercise of share options	2,328,000	233	2,135	—	(611)	—	1,757
Compensation cost for share options	—	—	—	—	5,727	—	5,727
Net income	—	—	—	—	—	28,865	28,865
Dividend paid in respect of previous year	—	—	—	—	—	(24,635)	(24,635)
Foreign currency translation adjustment	—	—	—	514	—	—	514

Balance at August 31, 2007	616,503,404	61,650	621,802	1,171	39,503	185,373	909,499
Shares issued upon exercise of share options	14,052,268	1,405	16,893	—	(3,300)	—	14,998
Compensation cost for share options	—	—	—	—	4,204	—	4,204
Net income	—	—	—	—	—	125,190	125,190
Dividend paid in respect of previous year	—	—	—	—	—	(5,915)	(5,915)
Shares issued in respect of scrip dividend of previous year	11,227,213	1,123	18,044	—	—	(19,167)	—
Dividend paid in respect of current year	—	—	—	—	—	(11,371)	(11,371)
Shares issued in respect of scrip dividend of current year	8,838,938	884	13,347	—	—	(14,231)	—
Foreign currency translation adjustment	—	—	—	1,619	—	—	1,619

	650,621,823	65,062	670,086	2,790	40,407	259,879	1,038,224

City Telecom (H.K.) Limited
Consolidated financial statements for the year August 31, 2008

31	Summary of significant differences between HKFRSs and U.S. GAAP (continued)
Comprehensive (loss)/income under US GAAP

The comprehensive (loss)/income of the Group, determined in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 130 “Reporting Comprehensive Income”, is set out as follows:

	Year ended August 31,
	2006	2007	2008
	HK$’000	HK$’000	HK$’000
(Loss)/Net income under U.S. GAAP	(142,062)	28,865	125,190
Foreign currency translation adjustment (net of nil tax)	(183)	514	1,619

Comprehensive (loss)/income	(142,245)	29,379	126,809

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

Summary cash flow information under U.S. GAAP is as follows:

	Year ended August 31,
	2006	2007	2008
	HK$’000	HK$’000	HK$’000
Net cash provided by operating activities	204,583	406,732	394,159
Net cash (used in)/provided by investing activities	(513,120)	91,382	(163,346)
Net cash used in financing activities	(86,486)	(109,566)	(342,550)

Increase/(decrease) in cash and bank balances	(395,023)	388,548	(111,737)
Cash and bank balances at the beginning of year	539,591	144,917	532,894
Effect of foreign currency exchange rate changes on cash	349	(571)	453

Cash and bank balances at the end of year	144,917	532,894	421,610

City Telecom (H.K.) Limited
Consolidated financial statements for the year August 31, 2008

31	Summary of differences between HKFRSs and U.S. GAAP (continued)
(a)	Goodwill

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

As a result of the adoption of HKFRS 3, there were no U.S. GAAP adjustments to the net loss/ income pertaining to goodwill for the years ended August 31, 2006 ,2007 and 2008.

City Telecom (H.K.) Limited
Consolidated financial statements for the year August 31, 2008

31	Summary of differences between HKFRSs and U.S. GAAP (continued)
(b)	Deferred taxes

Under HKFRSs, deferred taxes are provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Under U.S. GAAP, the Group is required to recognize deferred tax assets and liabilities for the expected future tax consequences of all events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial reporting basis and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Future tax benefits in respect of tax loss carry forwards are also required to be recognized in full. A valuation allowance is required to be established for such assets if it is more likely than not that the Group will not be able to realize such benefits in the future.

Under HKFRS, deferred tax assets and liabilities shall be classified as noncurrent assets or noncurrent liabilities. Under U.S. GAAP, deferred tax liabilities and assets shall be classified as current or noncurrent based on the classification of the related asset or liability for financial reporting. A deferred tax asset related to tax loss carryforwards, are classified according to the expected reversal date of the temporary difference. The valuation allowance for a particular tax jurisdiction shall be allocated between current and non-current deferred tax assets for that tax jurisdiction on a pro rata basis.

Except for the presentation differences, there were no differences in the amount of deferred tax assets recognized under HKFRSs and U.S. GAAP. For the years ended August 31, 2006, 2007 and 2008, no adjustment was made for tax effects of U.S. GAAP adjustments because the U.S. GAAP adjustments in those years had no tax consequences under Hong Kong tax laws.

The following additional financial statements disclosures are required under U.S. GAAP and are presented on a U.S. GAAP basis.

	August 31,
	2007	2008
	HK$’000	HK$’000
Deferred tax assets:

Tax loss carryforwards	182,739	150,234

Total gross deferred tax assets	182,739	150,234
Valuation allowance	(48,120)	(2,389)

Net deferred tax assets	134,619	147,845

Deferred tax liabilities:

Accelerated depreciation allowance	(134,910)	(126,447)

Total gross deferred tax liabilities	(134,910)	(126,447)

Net deferred tax asset /(liability)	(291)	21,398

Net current deferred tax assets	—	11,399
Net non-current deferred tax assets	—	16,630
Net non-current deferred tax liabilities	(291)	(6,631)

Net deferred tax asset /(liability)	(291)	21,398

City Telecom (H.K.) Limited
Consolidated financial statements for the year August 31, 2008

31	Summary of differences between HKFRSs and U.S. GAAP (continued)
(b)	Deferred taxes (continued)

The valuation allowance for deferred tax assets as August 31, 2006, 2007 and 2008 was HK$52,404,000, HK$48,120,000 and HK$2,389,000 respectively. The valuation allowance as at August 31, 2006, 2007 and 2008 was primarily related to tax loss carryforwards that, in the judgement of management, are not more likely than not to be realized.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary difference are deductible. Management considers the scheduled reversal of deferred tax liabilities (including the impact of available carryforward periods) and projected taxable income in making this assessment. In order to fully realize the deferred tax asset, the Company will need to generate future taxable income before the expiration of the deferred tax assets governed by the tax rules. Based on the level of historical taxable income and projections for future taxable income over the periods for which the deferred tax assets are deductible, management believes that it is more likely than not that the Company will realize the benefits of these deductible differences, net of existing valuation allowance at August 31, 2008. The amount of the deferred tax asset considered realizable; however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

Changes in the valuation allowance consist of:

	Year ended August 31,
	2006	2007	2008
	HK$’000	HK$’000	HK$’000
Balance at beginning of the year	29,804	52,404	48,120
Addition/(reduction) to income tax expense	22,600	(1,979)	(37,834)
Valuation allowance written off	—	(2,305)	(7,897)

Balance at end of the year	52,404	48,120	2,389

The net change in the total valuation allowance for the year ended August 31, 2008 was a decrease of HK$45,731,000 which primarily relates to the release of the valuation allowance of HK$12,013,000 due to the utilization of tax loss carryforwards during the year ended August 31, 2008 and the release of valuation allowance of HK$26,335,000 due to the changes in estimate of future taxable income of the Company’s major operating subsidiary. As at August 31, 2008, considering the operating results of this major operating subsidiary during the year ended August 31, 2008 and the previous years as well as the Company’s forecast for future years, management reassessed that it is more likely than not that this subsidiary will be able to generate sufficient future taxable income to realize the tax benefit of its tax loss carryforwards, which resulted in the release of the valuation allowance of HK$26,335,000. In addition, the write-off of the valuation allowance in the amount of HK$7,897,000 during the fiscal year ended August 31, 2008 was offset by a corresponding reduction in the gross deferred tax asset relating to tax loss carryforwards since management assessed that certain tax positions are not more likely than not sustainable upon examination by the relevant tax authority.

City Telecom (H.K.) Limited
Consolidated financial statements for the year August 31, 2008
31	Summary of differences between HKFRSs and U.S. GAAP (continued)
(b)	Deferred taxes (continued)

Effective September 1, 2007, the Group adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”. The Interpretation prescribes a threshold for the financial statement recognition and measurement of a tax position taken or expected to be taken within an income tax return. For each tax position, the enterprise must determine whether it is more likely than not that the position will be sustained upon examination based on the technical merits of the position, including resolution of any related appeals or litigation. A tax position that meets the more likely than not recognition threshold is then measured to determine the amount of benefit to recognize within the financial statements. No benefits may be recognized for tax positions that do not meet the more likely than not threshold. The benefit to be recognized is the largest amount that is more likely than not to be realized upon settlement.

The adoption of FIN 48 did not result in a change to the Group’s retained earnings. The aggregate changes in the balance of the Company’s gross unrecognized tax benefits were as follows:

HK$’000
Balance at September 1, 2007	7,897
Additions based on tax positions related to the current year	1,797

Balance at August 31, 2008	9,694

All of these unrecognized tax benefits, if recognized, would affect the Group’s effective tax rate. As of August 31, 2008, the Group did not have any accrued interest and penalties related to the unrecognized tax benefits. The Company will recognize interest and penalties, if any, related to unrecognized tax benefits in financial expense and other operating expense, respectively.

The Group files income tax returns in Hong Kong, PRC, Canada and USA. The open tax years for the Company and its subsidiaries range between fiscal 2002 and fiscal 2008. The provisions made as a result of these open tax years are subject to the final agreement with the tax authorities. However, management does not believe there will be any material changes in the unrecognized tax benefits within the next 12 months.

City Telecom (H.K.) Limited
Consolidated financial statements for the year August 31, 2008
31	Summary of differences between HKFRSs and U.S. GAAP (continued)
(c)	Investment securities

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
(d)	Deposits for purchase of fixed assets and lease of land and building

Under HKFRSs, deposits for purchase of fixed assets and lease of land and buildings are classified as current assets if the amounts are expected to be realized within twelve months after the balance sheet date. Under U.S. GAAP, such deposits are classified as non-current assets. As of August 31, 2007 and 2008, deposits for purchase of fixed assets and lease of land and building were HK$13,263,000 and HK$19,622,000, respectively.
(e)	Debt issue costs

Under HKFRSs, debt issue costs are reported as a reduction against the related debt proceeds and amortized over the life of the related debt using effective interest method. Under U.S. GAAP, such costs are disclosed separately as non-current asset and are similarly amortized. As of August 31, 2007 and 2008, the unamortized debt issue costs were HK$22,336,000 and HK$14,605,000, respectively.

City Telecom (H.K.) Limited
Consolidated financial statements for the year August 31, 2008
32	Supplemental guarantors consolidated financial information

The senior notes described in note 13 are fully, irrevocably and unconditionally guaranteed, jointly and severally, on a senior unsecured basis by all of the subsidiaries of City Telecom (H.K.) Limited (collectively defined as “Guarantor Subsidiaries”), except CTI Guangzhou Customer Services Co. Ltd. in the PRC (“Non-guarantor Subsidiary”).

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

The following condensed consolidated financial information presents the condensed consolidated balance sheets as of August 31, 2007 and 2008 and the related condensed consolidated statements of operations and statements of cash flows for the years ended August 31, 2006, 2007 and 2008 of (a) City Telecom (H.K.) Limited, the parent; (b) the Guarantor Subsidiaries on a combined basis; (c) the Non-guarantor Subsidiary; (d) eliminating entries; and (e) the total consolidated amounts.

City Telecom (H.K.) Limited
Consolidated financial statements for the year August 31, 2008
32	Supplemental guarantors consolidated financial information (continued)

Condensed consolidated balance sheet as of August 31, 2008

	City
	Telecom		Non-
	(H.K.)	Guarantor	guarantor	Eliminating	Consolidated
	Limited	subsidiaries	subsidiary	entries	total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Current assets

Cash and bank balances	90,386	263,386	67,838	—	421,610
Pledged bank deposits	87,319	—	—		87,319
Trade receivables, net	11,418	128,865	—		140,283
Other receivables, deposits and prepayments	3,378	80,293	2,759	(3,704)	82,726
Investment securities	27,997	—	—		27,997
Deferred expenditure	—	40,704	—		40,704

Total current assets	220,498	513,248	70,597		800,639
Fixed assets, net	87,483	1,135,394	8,522		1,231,399
Investments in subsidiaries (note)	1,499,437	260,399	—	(1,759,836)	—
Other long-term assets	—	61,499	—	(13,121)	48,378

Total assets	1,807,418	1,970,540	79,119		2,080,416

Current liabilities

Amounts due to subsidiaries/ fellow subsidiaries	10,830	1,316,410	51,059	(1,378,299)	—
Trade payables	26,440	25,884	—		52,324
Deposits received	7,943	8,321	—		16,264
Current portion of deferred service income	11,172	102,678	—	(3,401)	110,449
Other payables and accrued charges	17,831	149,548	10,735		178,114
Income tax payable	356	496	1,251		2,103
Current portion of obligation under finance leases	112	9	—		121

Total current liabilities	74,684	1,603,346	63,045		359,375
Long-term liabilities	702,917	17	—	(14,500)	688,434

Total liabilities	777,601	1,603,363	63,045		1,047,809

City Telecom (H.K.) Limited
Consolidated financial statements for the year August 31, 2008
32	Supplemental guarantors consolidated financial information (continued)

Condensed consolidated balance sheet as of August 31, 2008(continued)

	City
	Telecom		Non-
	(H.K.)	Guarantor	guarantor	Eliminating	Consolidated
	Limited	subsidiaries	subsidiary	entries	total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Commitments and contingencies

Shareholders’ equity
— Ordinary shares, par value
HK$0.1 per share
— 2,000,000,000 shares authorized
— 650,621,823 shares issued and outstanding at August 31, 2008	65,062	15,485	8,131	(23,616)	65,062
Share premium	670,717	470,836	—	(470,836)	670,717
Retained profits/(accumulated losses)	275,025	(118,907)	5,006	113,901	275,025
Other reserves	19,013	(237)	2,937	90	21,803

Total shareholders’ equity	1,029,817	367,177	16,074		1,032,607

Total liabilities and shareholders’ equity	1,807,418	1,970,540	79,119		2,080,416

Note:	The amounts of investment in subsidiaries at City Telecom (H.K.) Limited level have included the share of net assets of its subsidiaries using the equity method of accounting.

City Telecom (H.K.) Limited
Consolidated financial statements for the year August 31, 2008

32	Supplemental guarantors consolidated financial information (continued)
Condensed consolidated balance sheet as of August 31, 2007

	City
	Telecom		Non-
	(H.K.)	Guarantor	guarantor	Eliminating	Consolidated
	Limited	subsidiaries	subsidiary	entries	total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Current assets

Cash and bank balances	220,531	303,227	9,136		532,894
Pledged bank deposits	87,220	—	—		87,220
Trade receivables, net	12,105	158,446	—		170,551
Other receivables, deposits and prepayments	4,579	56,290	2,207	(3,704)	59,372
Inventories	477	—	—		477
Investment securities	—	3,779	—		3,779
Deferred expenditure	—	13,584	—		13,584

Total current assets	324,912	535,326	11,343		867,877
Fixed assets, net	100,201	1,126,870	10,152		1,237,223
Investments in subsidiaries (note)	1,495,935	274,449	—	(1,770,384)	—
Investment securities	39,213	—	—		39,213
Other long-term assets	—	33,645	—	(16,825)	16,820

Total assets	1,960,261	1,970,290	21,495		2,161,133

Current liabilities

Amounts due to subsidiaries/ fellow subsidiaries	10,830	1,490,567	(4,771)	(1,496,626)	—
Trade payables	37,477	38,542	—		76,019
Deposits received	7,876	8,312	—		16,188
Current portion of deferred service income	11,380	56,532	—	(3,710)	64,202
Other payables and accrued charges	18,694	119,642	6,931		145,267
Income tax payable	356	62	1,063		1,481
Current portion of obligation under finance leases	104	731	—		835

Total current liabilities	86,717	1,714,388	3,223		303,992
Long-term liabilities	970,833	386	(70)	(17,890)	953,259

Total liabilities	1,057,550	1,714,774	3,153		1,257,251

City Telecom (H.K.) Limited
Consolidated financial statements for the year August 31, 2008

32	Supplemental guarantors consolidated financial information (continued)
Condensed consolidated balance sheet as of August 31, 2007(continued)

	City
	Telecom		Non-
	(H.K.)	Guarantor	guarantor	Eliminating	Consolidated
	Limited	subsidiaries	subsidiary	entries	total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Commitments and contingencies

Shareholders’ equity
— Ordinary shares, par value
HK$0.1 per share
— 2,000,000,000 shares authorized
— 616,503,404 shares issued and outstanding at August 31, 2007	61,650	15,485	8,131	(23,616)	61,650
Share premium	622,433	470,836	—	(470,836)	622,433
Retained profits/(accumulated losses)	200,519	(230,666)	9,033	221,633	200,519
Other reserves	18,109	(139)	1,178	132	19,280

Total shareholders’ equity	902,711	255,516	18,342		903,882

Total liabilities and shareholders’ equity	1,960,261	1,970,290	21,495		2,161,133

Note:	The amounts of investment in subsidiaries at City Telecom (H.K.) Limited level have included the share of net assets of its subsidiaries using the equity method of accounting.

City Telecom (H.K.) Limited
Consolidated financial statements for the year August 31, 2008

32	Supplemental guarantors consolidated financial information (continued)
Condensed consolidated statement of operations for the year ended August 31, 2008

	City
	Telecom		Non-
	(H.K.)	Guarantor	guarantor	Eliminating	Consolidated
	Limited	subsidiaries	subsidiary	entries	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Revenue	116,130	1,283,296	135,374	(231,819)	1,302,981
Network costs	(28,398)	(184,851)	—	34,882	(178,367)
Operating expenses:
— Salaries and related costs	(35,057)	(231,196)	(102,067)	120,860	(247,460)
— Sales and marketing expenses	(5,743)	(403,425)	—	101,425	(307,743)
— General and administrative expenses	(45,797)	(331,030)	(28,414)	8,643	(396,598)
— Provision for doubtful accounts	(954)	(13,339)	—		(14,293)

Income from operations	181	119,455	4,893		158,520
Interest income	6,817	7,518	1,261		15,596
Interest expense	(71,702)	(71,753)	—	68,318	(75,137)
Other income, net	86,677	30,234	75	(107,593)	9,393
Share of net income from subsidiaries (note)	108,154	—	—	(108,154)	—

Income before taxation	130,127	85,454	6,229		108,372
Income tax (expense)/credit	(4,937)	26,306	(4,551)		16,818

Net income	125,190	111,760	1,678		125,190

Note:	The net income amounts at City Telecom (H.K.) Limited level have included the share of net income/(losses) of its subsidiaries using the equity method of accounting.

City Telecom (H.K.) Limited
Consolidated financial statements for the year August 31, 2008

32	Supplemental guarantors consolidated financial information (continued)
Condensed consolidated statement of operations for the year ended August 31, 2007

	City
	Telecom		Non-
	(H.K.)	Guarantor	guarantor	Eliminating	Consolidated
	Limited	subsidiaries	subsidiary	entries	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Revenue	124,017	1,186,356	108,692	(277,795)	1,141,270
Network costs	(50,522)	(203,506)	—	39,437	(214,591)
Operating expenses:
— Salaries and related costs	(30,475)	(209,065)	(77,594)	96,032	(221,102)
— Sales and marketing expenses	(12,601)	(362,975)	—	171,903	(203,673)
— General and administrative expenses	(43,149)	(344,162)	(26,050)	10,601	(402,760)
— Provision for doubtful accounts	(796)	(5,773)	—		(6,569)

Income/(loss) from operations	(13,526)	60,875	5,048		92,575
Interest income	13,390	8,606	675		22,671
Interest expense	(87,474)	(68,161)	—	68,131	(87,504)
Other income, net	50,031	59,200	43	(106,125)	3,149
Share of net losses from subsidiaries (note)	66,444	—	—	(66,444)	—

Income before taxation	28,865	60,520	5,766		30,891
Income tax credit	—	(75)	(1,951)		(2,026)

Net income	28,865	60,445	3,815		28,865

Note:	The net income amounts at City Telecom (H.K.) Limited level have included the share of net income/(losses) of its subsidiaries using the equity method of accounting.

City Telecom (H.K.) Limited
Consolidated financial statements for the year August 31, 2008

32	Supplemental guarantors consolidated financial information (continued)
Condensed consolidated statement of operations for the year ended August 31, 2006

	City
	Telecom		Non-
	(H.K.)	Guarantor	guarantor	Eliminating	Consolidated
	Limited	subsidiaries	subsidiary	entries	total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Revenue	174,113	1,110,256	116,355	(265,848)	1,134,876
Network costs	(87,849)	(254,740)	—	41,996	(300,593)
Operating expenses:
— Salaries and related costs	(44,254)	(233,105)	(81,887)	102,525	(256,721)
— Sales and marketing expenses	(20,567)	(336,985)	—	152,600	(204,952)
— General and administrative expenses	(56,366)	(366,635)	(30,353)	12,682	(440,672)
— Provision for doubtful accounts	(1,090)	(16,360)	—		(17,450)

(Loss)/income from operations	(36,013)	(97,569)	4,115		(85,512)
Interest income	16,594	2,946	838		20,378
Interest expense	(88,584)	(60,454)	—	60,401	(88,637)
Other income, net	67,672	39,201	2,245	(104,653)	4,465
Share of net losses from subsidiaries (note)	(111,171)	—	—	111,171	—

(Loss)/income before taxation	(151,502)	(115,876)	7,198		(149,306)
Income tax expense/(credit)	9,440	11	(2,207)		7,244

Net (loss)/income	(142,062)	(115,865)	4,991		(142,062)

Note:	The net loss amounts at City Telecom (H.K.) Limited level have included the share of net income/(losses) of its subsidiaries using the equity method of accounting.

City Telecom (H.K.) Limited
Consolidated financial statements for the year August 31, 2008

32	Supplemental guarantors consolidated financial information (continued)
Condensed consolidated statement of cash flows for the year ended August 31, 2008

	City
	Telecom		Non-
	(H.K.)	Guarantor	guarantor	Eliminating	Consolidated
	Limited	subsidiaries	subsidiary	entries	total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Net cash provided by operating activities	193,001	125,504	59,866	158	378,529
Net cash generated from/ (used in) investing activities	18,775	(164,222)	(2,303)		(147,750)
Net cash used in financing activities	(341,786)	(730)	—		(342,516)

Net (decrease)/increase in cash and bank balances	(130,010)	(39,448)	57,563		(111,737)
Cash and bank balances at beginning of year	220,531	303,227	9,136		532,894
Effects of foreign exchange rates changes	(135)	(393)	1,139	(158)	453

Cash and bank balances at end of year	90,386	263,386	67,838		421,610

Condensed consolidated statement of cash flows for the year ended August 31, 2007

	City
	Telecom		Non-
	(H.K.)	Guarantor	guarantor	Eliminating	Consolidated
	Limited	subsidiaries	subsidiary	entries	total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Net cash provided/(used in) by operating activities	110,190	342,627	(69,035)	217	383,999
Net cash generated from/ (used in) investing activities	132,039	(69,197)	51,211		114,053
Net cash used in financing activities	(108,277)	(1,227)	—		(109,504)

Net increase/(decrease) in cash and bank balances	133,952	272,203	(17,824)		388,548
Cash and bank balances at beginning of year	86,670	31,349	26,898		144,917
Effects of foreign exchange rates changes	(91)	(325)	62	(217)	(571)

Cash and bank balances at end of year	220,531	303,227	9,136		532,894

City Telecom (H.K.) Limited
Consolidated financial statements for the year August 31, 2008

32	Supplemental guarantors consolidated financial information (continued)
Condensed consolidated statement of cash flows for the year ended August 31, 2006

	City
	Telecom		Non-
	(H.K.)	Guarantor	guarantor	Eliminating	Consolidated
	Limited	subsidiaries	subsidiary	entries	total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Net cash (used in)/provided by operating activities	(278,174)	403,086	58,994	245	184,151
Net cash used in investing activities	(12,087)	(425,348)	(55,307)		(492,742)
Net cash provided by financing activities	(85,238)	(1,248)	—	54	(86,432)

Net (decrease)/increase in cash and bank balances	(375,499)	(23,510)	3,687		(395,023)
Cash and bank balances at beginning of year	461,001	55,309	23,281		539,591
Effects of foreign exchange rates changes	1,168	(450)	(70)	(299)	349

Cash and bank balances at end of year	86,670	31,349	26,898		144,917

SIGNATURE
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CITY TELECOM (H.K.) LIMITED
By:	/s/ Lai Ni Quiaque
Name:	Lai Ni Quiaque
Title:	Chief Financial Officer
Date: January 16, 2009