Form 20-F
period 2009-08-31
CITY TELECOM (H.K.) LTD
filed 2009-12-18
CIK 1097086

As filed with the Securities and Exchange Commission on December 18, 2009.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended August 31, 2009
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
8.75% Senior Notes due 2015
     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as at the close of the period covered by the annual report: 664,179,970 Ordinary Shares, par value HK$0.10 per share
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
Yes ☑ No ☐
     Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that registrant was required to submit and post such files.)
Yes ☐ No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑ (Do not check if a smaller reporting company)	Smaller reporting company ☐
     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☑	Other ☐
     If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has selected to follow.
Item 17 ☐ Item 18 ☐
     If this report is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☑
*	Not for trading, but only in connection with the registration of the American Depositary Shares

Use of defined and technical terms
Except as otherwise indicated by the context, references in this annual report to:
•	“Hong Kong Companies Ordinance” are to Chapter 32 of the laws of Hong Kong;

•	“City Telecom” or the “Company” are to City Telecom (H.K.) Limited;

•	“fiscal year” or “fiscal” are to the Company’s fiscal year ended August 31 for the year referenced;

•	“FTNS business” are to our business segment in which we provide fixed telecommunications network services, including dial up and broadband Internet access services, local VoIP services, IP-TV services and corporate data services;

•	“FTNS Licenses” are to the licenses issued by the Hong Kong regulatory authorities for fixed telecommunications network services;

•	“GPON” are to Gigabit Passive Optical Network;

•	“Group” are to the Company and its subsidiaries;

•	“HKBN” are to Hong Kong Broadband Network Limited, a wholly owned subsidiary of the Company;

•	“HKFRSs” are to Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants;

•	“IDD business” are to our business segment in which we provide international telecommunications services, including international long distance call services;

•	“IFRSs” are to International Financial Reporting Standards, as issued by the International Accounting Standards Board;

•	“IP-TV services” are to pay-television services through Internet Protocol;

•	“PNETS Licenses” are to licenses issued by the Hong Kong regulatory authorities for the public non-exclusive telecommunications services;

•	“UC License” are to the Unified Carrier License issued by the Hong Kong regulatory authorities for fixed and mobile telecommunication services;

•	“VoIP” are to Voice over Internet Protocol.
Currency translation
     We publish our consolidated financial statements in Hong Kong dollars. In this annual report, references to “Hong Kong dollars” or “HK$” are to the currency of Hong Kong, and references to “U.S. dollars” or “US$” are to the currency of the United States. This annual report contains translations of Hong Kong dollar amounts into U.S. dollar amounts, solely for your convenience. Unless otherwise indicated, the translations have been made at US$1.00 = HK$7.7505, which was the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on August 31, 2009. On December 14, 2009 the exchange rate was US$1.00 = HK$7.7515. You should not construe these translations as representations that the Hong Kong dollar amounts actually represent such U.S. dollar amounts or could have been or could be converted into U.S. dollars at the rates indicated or at any other rates.

Note regarding forward-looking statements
     This annual report contains forward-looking statements that are, by their nature, subject to significant risks and uncertainties. These include statements with respect to City Telecom or the Company and our plans, strategies and beliefs and other statements that are not historical facts. These statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “intend”, “estimate”, “continue”, “plan”, “predict”, “project” or other similar words. The statements are based on management’s assumptions and beliefs in light of the information currently available to us.
     These assumptions involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Potential risks and uncertainties include, without limitation:
•	technological changes;

•	changes in our regulatory environment, including changes in rules and policies promulgated by regulatory agencies from time to time;

•	increasing competition in the telecommunications, Internet access, local VoIP, pay-television and corporate data markets;

•	the benefits we expect to derive from our Next Generation Network, which utilize Metro Ethernet and GPON technologies, in which we have been making significant capital investments;

•	our ability to maintain growth and successfully introduce new services;

•	the continued development and stability of our technological infrastructure, a platform through which our local and international telecommunications, Internet access, local VoIP, IP-TV and corporate data services are offered; and

•	changes in the local and global economic environment.
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

Special note on our financial information presented in this annual report
     Our consolidated financial statements as of and for the years ended August 31, 2008 and 2009 included in this annual report on Form 20-F have been prepared in accordance with International Financial Reporting Standards, or IFRSs, as issued by the International Accounting Standards Board, or the IASB. Pursuant to the requirement under IFRS 1: First-Time Adoption of International Financial Reporting Standards, or IFRS 1, the date of our transition to IFRS was September 1, 2007, which is the beginning of the earliest period for which we present full comparative information in our consolidated financial statements. With due regard to our accounting policies in previous periods and the requirements of IFRS 1, we have concluded that no adjustments were required to the amounts reported under HKFRSs as at September 1, 2007 or in respect of the year ended August 31, 2008.
     In accordance with rule amendments adopted by the U.S. Securities and Exchange Commission, or the SEC, which became effective on March 4, 2008, we are not required to provide a reconciliation to generally accepted accounting principles in the United States, or U.S. GAAP. Furthermore, pursuant to the transitional relief granted by the SEC in respect of the first-time application of IFRS, no audited consolidated financial statements and financial information prepared under IFRSs for the year ended August 31, 2007 have been included in this annual report on Form 20-F.
     Our consolidated financial statements included in our annual reports on Form 20-F previously filed with the SEC in respect of the year ended August 31, 2007 were prepared in accordance with Hong Kong Financial Reporting Standards, or HKFRSs, which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards and Interpretations issued by the Hong Kong Institute of Certified Public Accountants and accounting principles generally accepted in Hong Kong, or Hong Kong GAAP. For additional information, please refer to our annual reports on Form 20-F previously filed with the SEC.

PART I
ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
          Not applicable.
ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE
          Not applicable.
ITEM 3 KEY INFORMATION
          A. Selected financial data
City Telecom’s historical financial information
     The following table presents the selected consolidated financial data and operating data of City Telecom as of and for the years ended August 31, 2008 and 2009. The selected financial data should be read in conjunction with, and is qualified in its entirety by reference to, the consolidated financial statements included elsewhere in this annual report, the accompanying notes thereto and Item 5 “Operating and financial review and prospects”. As disclosed above under “Special note on our financial information presented in this annual report”, our consolidated financial statements as of and for the years ended August 31, 2008 and 2009 have been prepared and presented in accordance with IFRSs.
Selected consolidated statement of operations data:

	As of and for the year ended August 31,
	2008	2009	2009
	HK$	HK$	US$
	(Amounts in thousands except per share data)
Revenue:
- FTNS business	1,011,038	1,230,880	158,813
- IDD business	291,943	247,359	31,915

Total operating revenue	1,302,981	1,478,239	190,728

Network costs:
- FTNS business	(103,524)	(107,670)	(13,892)
- IDD business	(74,843)	(67,459)	(8,704)

Total network costs	(178,367)	(175,129)	(22,596)

Other operating expenses	(966,094)	(1,037,964)	(133,922)

Interest expense, net	(59,541)	(50,258)	(6,484)
Other income, net	9,393	36,671	4,731
Income taxes benefit/(expense)	16,818	(38,730)	(4,997)

Net income	125,190	212,829	27,460

Basic earnings per share (HK cents)	19.7	32.4	4.2
Diluted earnings per share (HK cents) (note 1)	19.0	31.8	4.1
Dividends per share attributable to the year (HK cents)	6.0	19.0	2.5
Weighted average number of ordinary shares	634,015	657,201	657,201
Diluted weighted average number of ordinary shares (note 2)	657,997	668,384	668,384

Selected consolidated balance sheet data:

	As of the year ended August 31,
	2008	2009	2009
	HK$	HK$	US$
	(Amounts in thousands)
Total assets	2,080,416	1,785,044	230,313

Long-term debt and other liabilities	(683,242)	(162,586)	(20,977)
Finance lease obligations	(376)	(732)	(94)
Other liabilities	(364,191)	(393,199)	(50,733)

Total liabilities	(1,047,809)	(556,517)	(71,804)

Net assets	1,032,607	1,228,527	158,509

Share capital	65,062	66,418	8,570
Share premium	670,717	681,208	87,892
Reserves	296,828	480,901	62,047

Total shareholders’ equity	1,032,607	1,228,527	158,509

Other financial data:

	For the year ended August 31,
	2008	2009	2009
	HK$	HK$	US$
	(Amounts in thousands)
EBITDA (note 3)	377,964	508,058	65,551
Net cash inflow from operating activities	378,563	535,886	69,142
Net cash outflow from investing activities	(147,750)	(176,488)	(22,771)
Net cash outflow from financing activities	(342,550)	(560,407)	(72,306)
Capital expenditures (note 4)	211,684	286,734	36,996
     As a measure of our operating performance or liquidity, we believe that the most directly comparable measure to EBITDA is net cash provided by operating activities. The following table reconciles our net cash inflow from operating activities, the most directly comparable financial measure calculated and presented in accordance with IFRSs, to our definition of EBITDA on a consolidated basis for each of fiscal 2008 and 2009.

	For the year ended August 31,
	2008	2009	2009
	HK$	HK$	US$
	(Amounts in thousands)
EBITDA	377,964	508,058	65,551
Depreciation and amortization	(210,051)	(206,241)	(26,610)
Interest expense, net	(59,541)	(50,258)	(6,484)
Income taxes benefit/(expense)	16,818	(38,730)	(4,997)

Net income	125,190	212,829	27,460
Depreciation and amortization	210,051	206,241	26,610
Amortization of deferred expenditure	33,777	53,160	6,859
Income taxes (benefit)/expense	(16,818)	38,730	4,997
Interest income	(15,596)	(4,869)	(628)
Interest element of finance lease	34	27	3
Interest, amortization and exchange difference on senior notes	72,640	49,214	6,350
Realized gain on long term bank deposit	(1,185)	—	—
Loss on disposal of fixed assets	1,431	1,016	131
Equity settled share-based transaction	4,204	4,768	615
Realized loss on derivatives financial instruments	1,039	—	—
Realized and unrealized gain on other financial assets	(3,284)	(189)	(24)
Gain on extinguishment of senior notes	(2,582)	(31,371)	(4,048)
Taxation paid	(4,250)	(1,732)	(223)
Change in long term receivable and prepayments	1,346	(505)	(65)
Change in working capital, net	(27,434)	8,567	1,105

Net cash inflow from operating activities	378,563	535,886	69,142

Operating data:

	As of and for the year ended August 31,
	2007	2008	2009
FTNS subscriptions:
- Broadband Internet access	247,000	316,000	391,000
- Local VoIP	308,000	329,000	382,000
- IP-TV	128,000	156,000	170,000

Total	683,000	801,000	943,000

Registered international telecommunications accounts (note 5)	2,331,000	2,336,000	2,383,000

IDD outgoing minutes (in thousands)	659,000	574,000	487,000

Notes:

(1)	Diluted earnings per share is computed by dividing the net income by the diluted weighted average number of ordinary shares during the year.

(2)	For fiscal 2008 and 2009, the diluted weighted average number of ordinary shares was the weighted average number of ordinary shares outstanding during the respective years, plus the weighted average number of additional ordinary shares which would have been outstanding assuming all the outstanding share options have been exercised at the beginning of the respective years or on the date of issue, whichever is earlier.

(3)	EBITDA for any period means, without duplication, net income for such period, plus the following to the extent deducted in calculating such net income: interest expense, income taxes, depreciation and amortization expense (excluding any such non-cash charge to the extent it represents an accrual of or reserve for cash charges in any future period or amortization of a prepaid cash expense that was paid in a prior period not included in the calculation), less interest income. EBITDA is not a measure of performance under IFRSs. We believe that EBITDA is an additional measure utilized by investors in determining a borrower’s ability to meet debt service requirements. However, EBITDA does not represent, and should not be used as a substitute for, net earnings or cash flows from operations as determined in accordance with IFRSs, and EBITDA is not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of EBITDA may differ from that of other companies.

(4)	Capital expenditures represent additions to fixed assets and include non-cash transactions.

(5)	Registered accounts refer to international telecommunications customers that have a valid account. Account holders may or may not be active users of our services.

Exchange rate information
     The Hong Kong dollar is freely convertible into other currencies (including the U.S. dollar). Since 1983, the Hong Kong dollar has been officially linked to the U.S. dollar and the current rate is US$1.00 to HK$7.80. Despite the efforts of the Hong Kong Monetary Authority, or HKMA, to keep the official exchange rate stable, the market exchange rate of the Hong Kong dollar against the U.S. dollar continues to be influenced by the forces of supply and demand in the foreign exchange markets. Furthermore, the official exchange rate is itself subject to fluctuations and can be reset in circumstances where the secondary foreign exchange markets move beyond the HKMA’s ability to back the official rate with foreign reserves.
     Exchange rates between the Hong Kong dollar and other currencies are influenced by the rate between the U.S. dollar and the Hong Kong dollar.
     The following table sets forth the average, high, low and period-end exchange rate between the Hong Kong dollar and the U.S. dollar (in Hong Kong dollars per U.S. dollar) for the fiscal periods indicated:

	Average	High	Low	Period-end
	(note)
	HK$	HK$	HK$	HK$
Fiscal 2005	7.7869	7.8002	7.7684	7.7718
Fiscal 2006	7.7601	7.7796	7.7506	7.7767
Fiscal 2007	7.8029	7.8289	7.7665	7.7968
Fiscal 2008	7.7915	7.8159	7.7497	7.8036
Fiscal 2009	7.7550	7.8094	7.7495	7.7505
July 2009	7.7500	7.7505	7.7495	7.7500
August 2009	7.7506	7.7516	7.7500	7.7505
September 2009	7.7503	7.7514	7.7498	7.7500
October 2009	7.7497	7.7502	7.7495	7.7497
November 2009	7.7497	7.7501	7.7495	7.7500
December 2009 (through December 14, 2009)	7.7501	7.7515	7.7495	7.7515

Note:	The average rates on the last business day of each month during the relevant fiscal year period or the average rates for each business day during the relevant monthly period.

Source:	For all periods prior to January 1, 2009, the exchange rate refers to noon buying rate as reported by the Federal Reserve Bank of New York. For periods beginning on or after January 1, 2009, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board.
B. Capitalization and indebtedness
Not applicable.
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
Risks relating to our business and operations
     In light of the intense competition in our target markets, we cannot assure you that our revenues and net profit will continue to grow.
     We derive our total revenues from our FTNS business and our IDD business. Our FTNS business primarily consists of broadband Internet access, local VoIP, IP-TV and corporate data services, while our IDD business primarily consists of direct dial, international calling cards and mobile call forwarding services. Our total revenues increased by 13.4% to HK$1,478.2 million in fiscal 2009 from HK$1,303.0 million in fiscal 2008, and our net profit increased by 70.0% to HK$212.8 million in fiscal 2009 from HK$125.2 million in fiscal 2008. The increase in net profit in fiscal 2009 was mainly due to increased contribution from our FTNS business, which carries high incremental margins than our IDD business, and a gain of HK$31.4 million on extinguishment of a portion of our outstanding senior notes.
     Although revenue from our FTNS business increased by 21.8% in fiscal 2009, we cannot assure you that we will be able to maintain such revenue and profit growth. The increase in revenue of our FTNS business was primarily due to an increase in our subscription base of 17.7%, driven by growing demand for high bandwidth broadband Internet access service. Any further increase in such subscription base will highly depend on our ability to continue expand our network coverage and compete successfully in an intensely competitive market.

     On November 1, 2009, we launched our “Member-Get-Member” series of marketing programs. Under this series of programs, our existing customers may refer a new customer to use our broadband Internet access services and both will enjoy access to our bb100 service for HK$99 per month under a 24-month contract. In addition, new customers are also entitled to this new discounted rate. As the results of such programs will highly depend on the response from the markets and our competitors, we cannot assure you that our revenues and net profit will continue to grow due to more intense competition and uncertain price elasticity.
     Further, revenue from our IDD business decreased by 15.3% in fiscal 2009. The decrease was primarily due to a decrease in the total number of airtime minutes by 15.2%, which reflected a reduction in the scale of operations. On our IDD service, our strategy is to focus on cash flow and profitability rather than market share. Due to increasing competition, we expect our IDD business will continue to experience pressure on tariff rates and to contribute to a smaller portion of our revenue and net profit over time.
     Our ability to continue to grow our total revenues and net profit in the rapidly evolving telecommunications industry depends on many factors, including our ability to accurately identify and respond to demand for new services, success in developing new services on a timely basis, quality and cost competitiveness of our services, effectiveness of our sales and marketing efforts, and the number and nature of competitors in a given market segment. The global economic downturn has resulted in decreased consumer confidence and overall slower economic activity, which may dampen the demand for broadband services or affect our customers’ ability to continue with existing services. We cannot assure you that we can maintain the current level of revenue growth and profitability.
     Given the pace of change in the telecommunications industry and the characteristics of our target markets, we cannot assure you that our FTNS business will continue to be profitable.
     The main target market for our FTNS business is Hong Kong. The Hong Kong telecommunications industry is intensely competitive. The intense competition could result in price reductions, reduced gross margins or loss of market share, any of which could adversely affect our future growth and profitability. We expect competition to continue to increase for the following reasons:
•	Increasing liberalization of the telecommunications industry in Hong Kong may continue to attract new local and foreign entrants and broaden the variety of telecommunications services available in the market, thereby increasing the overall level of competition in our industry.

•	The Hong Kong government may continue to issue new wireless and wire-line FTNS Licenses. For instance, 261 PNETS Licenses had been issued in Hong Kong as of October 31, 2009 for the provision of “external telecommunications services” (as defined in the Telecommunications Authority’s Determination as of December 30, 1998). Some of these licenses are held by subsidiaries of major foreign telecommunications providers, which have competitive advantages over us due to their global presence and size.

•	Around December 31, 2007, Television Broadcasts Limited and Asia Television Limited, commonly known as TVB and ATV, respectively, the only two licensed domestic territorial broadcasters in Hong Kong, launched their digital terrestrial television services and have since broadened such services to cover an increasingly large percentage of the viewing public in Hong Kong. As of December 15, 2009, their services offered a total of 11 free channels in both standard and high definition. This improvement in the quality of free television may result in a reduction in the number of subscribers for pay-television services.
     As some of our main competitors have longer operating histories and others are subsidiaries of large business conglomerates, they may have greater financial, technical, marketing and other resources; a more sophisticated infrastructure; better brand recognition; and a larger subscription base and may be able to devote more human and financial resources to research and development, network improvement and marketing than we can. Our competitive position varies significantly by service type because each service is characterized by a different market. If we cannot compete effectively in a major market, our business, operating results and financial condition could be adversely affected.
     Our services may become obsolete if we cannot address the changing needs of our customers.
     The telecommunications industry is characterized by rapidly changing technology and industry standards, evolving subscriber needs and the changing nature of services with increasingly short life cycles. We cannot assure you that we will be able to respond successfully to technological advances and stay ahead of the evolving industry standards, for the following reasons:
•	To compete successfully, we must constantly increase the diversity and sophistication of the services we offered and upgrade our telecommunications technologies. We may be required to make substantial capital expenditures and may not be successful in modifying our network infrastructure in a timely and cost-effective manner in response to these changes.

•	New technology or trends in the telecommunications industry could have an adverse effect on the services we currently offer. For example, traditional fixed line home telephones are being replaced by mobile telephones and/or VoIP services. Technology substitution from global VoIP providers, some of which offer free PC-to-PC based international calls, is also becoming more prevalent. Both may lead to a decline in our revenues from international telecommunications services and local telephony services.

•	Changing our services in response to market demand may require the adoption of new technologies that could render many of the technologies that we are currently implementing less competitive or obsolete. We may also need to gain access to related or enabling technologies in order to integrate the new technology with our existing technology. Our new services may contain design flaws or other defects when first introduced to the market.
     If we cannot offer the new services demanded by our customers in a timely manner, our business, operating results or financial condition could be adversely affected.
     The development of our Next Generation Network requires significant capital expenditures, which may not be available on terms satisfactory to us or may impose a burden on our other business activities.

     Our business is capital intensive. We need to continue to devote substantial resources in infrastructure construction and upgrade to provide consistent and high quality services. In particular, because we deliver our fixed telecommunications network services through our self-owned Next Generation Network, we have made, and will continue to make, capital investments in the expansion and upgrade of this network and the development of various telecommunications services. We incurred total capital expenditures of approximately HK$286.7 million in fiscal 2009.
     We expect to incur capital expenditures of approximately HK$300 million to HK$350 million per year in fiscal 2010 and 2011, a large majority of which will be spent on the continued expansion and upgrade of our network. While we intend to fund such expenditures by using our currently available cash as well as cash flow from operations, we may not have adequate capital to fund our projected capital expenditures. Our ability to fund operating and capital expenditures depends significantly on our ability to generate cash from operations. In fiscal 2009, we generated cash from operations of HK$535.9 million. However, we cannot assure you that we will be able to sustain our operations in order to generate sufficient cash flows to meet our future requirements. Our ability to generate cash from operations is subject to general economic, financial, industry, legal and other factors and conditions, many of which are outside our control. In particular, our operations are subject to price and demand volatility in the telecommunications industry.
     If we cannot finance our operations and capital expenditure using cash generated from operations, we may be required to, among other things, incur additional debt, reduce capital expenditures, sell assets, or raise equity. The recent global economic crisis has caused a general tightening in the credit markets, lower levels of liquidity, increases in the rates of default and bankruptcy, and volatility in the capital markets. Although we have sufficient cash to meet our anticipated cash needs for at least the next 12 months, the current market conditions may affect our ability to obtain further financing to support our network expansion in the future. Any failure to do so will negatively impact our business and slow down our network deployment, in that we may not be able to continue expanding our network infrastructure to cover substantial area of the Hong Kong territory. Additional debt or equity financing may not be available, and debt financing, if available, may involve restrictions on our investing, financing and operating activities.
     If any of our new services are not successful, our operating results could be adversely affected.
     New telecommunications services are introduced by our competitors from time to time. If we do not anticipate these changes and rapidly adopt new and innovative services in response, we may not be able to fully capture the opportunities in the market. Development of new services, however, exposes us to the following risks:
•	Developing new telecommunications services can be complex. We may not be able to adapt the new services effectively and economically to meet customer demand.

•	In developing new services, we are required to continue to make significant investments in our network infrastructure in order to support these services. If we exceed our budgeted capital expenditure and cannot meet the additional capital requirements in time through operating cash flow and planned financings, we may have to delay the project.

•	Any of our new services may not be commercially successful. The failure of any of our services to achieve commercial acceptance could result in additional capital expenditures or, to the extent that we are required under the applicable accounting standards to recognize a charge for the impairment of assets. Any impairment charges could materially and adversely affect our financial condition and the results of our operations.
     Specifically, we cannot assure you that any services enabled by upgrading and expanding our Next Generation Network will provide us with an acceptable rate of return. This would depend on our ability to accurately identify and respond to emerging consumer trends and demand. We cannot assure you that we can generate satisfactory investment returns on any new service.
     We may need to improve our internal controls over financial reporting and our independent auditors may not be able to attest to their effectiveness.
     The United States Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the Company’s internal controls over financial reporting. As a non-accelerated filer, we are required to file management’s report on internal controls over financial reporting for fiscal 2009 and our first auditor’s report on the effectiveness of our internal controls over financial reporting for fiscal 2010.
     We have evaluated our internal controls surrounding the financial reporting process for the current fiscal period so that management can attest to the effectiveness of these controls, as required by Section 404 of the Sarbanes-Oxley Act of 2002. We have implemented appropriate steps to strengthen the internal controls. However, we may identify conditions that could result in significant deficiencies or material weaknesses in the future. As a result, we could experience a negative reaction in the financial markets and incur additional costs in improving the condition of our internal controls. For a detailed discussion of controls and procedures, see Item 15 “Controls and procedures.”
     Notwithstanding our efforts, our management may subsequently conclude that our internal controls over financial reporting are not effective. Further, for fiscal 2010, even if our management concludes that our internal controls over our financial reporting are effective, our independent registered public accounting firm may conclude that our internal control over financial reporting is not effective.
     If we do not successfully design and implement changes to our internal controls and management systems, or if we fail to maintain the adequacy of these controls as such standards are modified or amended from time to time, we may not be able to comply with Section 404 of the Sarbanes-Oxley Act of 2002. This could subject us to regulatory scrutiny and penalties that may result in a loss of public confidence in our management, which could, among other things, adversely affect our customer and vendor confidence, stock price and our ability to raise additional capital and operate our business as projected.

     If we cannot manage the growth in our FTNS business, the quality of our services and our operating results could be adversely affected.
     We have been pursuing an aggressive strategy in growing our FTNS business. As part of this strategy, we intend to continue to expand and invest in our Next Generation Network infrastructure to support our range of broadband Internet access, local VoIP, IP-TV and corporate data services. The deployment of these projects has resulted and will result in significant demands on our systems and controls and may impact our administrative, operational and financial resources. These projects will also place significant demands on us to maintain the quality of our services to ensure that our brand does not suffer as a result of any deviations, whether actual or perceived, in the quality of our services.
     Our ability to manage the growth in our FTNS business will depend upon our ability to:
•	improve our existing operational, administrative and technological systems and our financial and management controls;

•	enhance our infrastructure to support the expansion;

•	develop effective marketing plans;

•	control operational costs and maintain effective quality controls; and

•	offer competitive prices to customers for our services.
     Our failure to achieve any of the above in an efficient manner and at a pace consistent with the growth of our FTNS business could have an adverse effect on the quality of our services and increase our costs of operation.
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
     Our ability to further expand the coverage of our Next Generation Network may be limited by the physical limitations or our ability to obtain access rights in certain buildings.
     Our Next Generation Network has the capability of providing value-added broadband services and content that combine voice, data and images with increased efficiency and flexibility. As part of our strategy to grow our FTNS business, we plan to increase the coverage of our Next Generation Network from the current number of 1.6 million residential homes pass as of August 31, 2009 to our target of 2.0 million residential homes pass by the end of 2011. To connect our Next Generation Network to a new physical site, we need to install fiber-to-the-home or fiber-to-the-building with Category-5e copper wiring, which we refer to as “in-building wiring”. Our expansion plan may be hindered because the installation of in-building wiring is subject to the following constraints:
•	Because at least one of our competitors has already installed in-building wiring in virtually all buildings and many buildings have limited physical space for additional in-building wiring, other FTNS providers, including us, may encounter a bottleneck when installing our own in-building wiring.

•	Some single-owner commercial buildings may grant rights of access to our competitors while barring us from installing our own in-building wiring.

•	Certain developers may have affiliations with our competitors and may attempt to delay our wiring installations.
     We may be unable to capitalize on any economy of scale benefits if we fail to expand our network coverage in our projected rate. Our growth opportunities will also be limited as a result.
     Internet security concerns could adversely affect our Internet access services.
     To remain competitive, we must continue to upgrade our broadband Internet access, local VoIP, IP-TV and corporate data services. Computer viruses, break-ins and other inappropriate or unauthorized uses of our Next Generation Network could affect the provision of our full suite of Internet Protocol services and have the following effects on our FTNS business:
•	interruption, delays or cessation in services to our customers;

•	a threat to the security of confidential information stored in the computer system of our customers; and

•	illegal viewing or download of our contents.
     To protect our business from computer viruses and other harmful attacks, we may need to incur significant costs to protect us against the threat of security breaches or to alleviate problems caused by such breaches. We intend to continue to strengthen our network security to alleviate these problems. Our efforts, however, may cause interruptions, delays or cessations of our services, and our customers may stop using our service or assert claims against us as a result.

     We may be unable to further expand the scope of our Internet access services unless we obtain additional network capacity.
     Our ability to transition from time to time to more advanced technologies for faster Internet access is critical to our sustained competitiveness. Because our Next Generation Network has limited capacity, our ability to expand the network bandwidth on a timely basis is subject to the following factors:
•	the expansion and development of our own international telecommunications facilities;
•	the availability of leased capacity from third party carriers at favorable rates; and
•	the possible termination or cancellation of our existing contracts.
     If we fail to increase the capacity of our international bandwidth, our ability to increase our market share and revenue in the Internet access market segment will be limited.
     Natural disasters and other disruptive regional events could damage our network and adversely affect our business and operating results.
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
     The loss of key suppliers or their failure to deliver equipment on a timely basis could negatively impact our business.
     We rely on third parties for the supply of network equipment. Further, because an IP set-top-box must be installed in order to access our IP-TV services, we must have an adequate supply of such installation equipment on hand for delivery to our customers in a timely manner.
     We purchase all of our IP set-top boxes and other equipment from our suppliers on a purchase order basis and have no long-term contracts. If our suppliers are unable to supply us with these products in a timely manner or the costs of these products increase due to unforeseen causes, this could negatively impact our operating results, especially if we are unable to spread the costs over a larger subscription base or effectively pass the additional costs on to our subscribers.
     Because we rely on third parties in delivering services through our Next Generation Network, our operating results could be adversely affected if their services are not timely or do not meet our standards.
     We depend on third parties for the ongoing maintenance and repair of our Next Generation Network. Further, although our Next Generation Network is operated essentially as an independent network, a small portion of it is connected to the network of other providers under interconnection agreements. We are also dependent on certain Hong Kong rail transport providers to maintain and provide us with access to their infrastructure to support the proper functioning of our equipment and fiber-based backbone. If these third parties fail to respond or are untimely in their response to our maintenance and repair needs, our customers may experience interruptions or variations in the quality of our fixed telecommunications network services. Any service interruptions or variations could adversely affect our operating results and our ability to retain or add new customers.
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
     The Hong Kong telecommunications industry is undergoing continuous regulatory reform. Our business and results of operations may be adversely affected by changes in the telecommunications regulations, especially in the following areas:
•	In July 2004, a new provision of the Telecommunications Ordinance came into force. This anti-competition provision specifically regulates the conduct of all carrier licensees (in particular merger and acquisition transactions) in the Hong Kong telecommunications industry by giving the Telecommunications Authority the power to review the conducts and transactions concerning carrier licensees and to take appropriate actions if it determines that the transaction would, or is likely to, prevent or substantially lessen competition in a telecommunications market. The Telecommunications Authority has the power under this provision to conduct an investigation into any questionable transaction. It might consent to the transaction (unconditionally or subject to any conditions it deems appropriate) or reject the transaction outright. The decision of the Telecommunications Authority will take into account of whether the transaction will adversely affect the public interest and benefit. This provision may have an adverse effect on our ability to grow our business through mergers and acquisitions.
•	We offer local VoIP services through our Next Generation Network under HKBN’s FTNS License. Following the conclusion of a public consultation on the regulation of Internet Protocol Telephony Services, the Telecommunications Authority issued a statement on June 20, 2005, setting out its views and decisions on the regulatory and licensing framework for the provision of VoIP services, including the creation of a licensing framework, conformance to the existing system of assigning telephone numbers, imposition of interconnection charges and establishing guidelines with respect to the quality of services.

•	We offer fixed but not mobile telecommunications network services. The Telecommunications Authority has implemented a new fixed-mobile convergence licensing practice by way of the UC License. The UC License regime, which began on August 1, 2008, seeks to replace the existing four classes of carrier licenses for the provision of fixed and mobile services with a simple license. Going forward the UC License will be the only carrier license to be issued for the provision of fixed, mobile and/or converged services. Existing carrier licenses will remain effective until their expiry date. Licensees can choose to apply to convert their existing licenses to UC Licenses before then or apply for a UC License upon expiry. This regulatory change, together with the development of new technologies, may further accelerate the convergence of fixed and mobile telecommunications services, resulting in more structural competition between fixed-line and mobile telecommunications operators. As we do not have a mobile license, and are not currently authorized to provide mobile services, our ability to compete may be hindered by our inability to offer such services independently.
•	We provide our IP-TV services over our Next Generation Network under HKBN’s FTNS License. The Hong Kong government has indicated that because our IP-TV services are carried over the Internet, we are exempted under the Broadcasting Ordinance from the requirement to obtain a domestic pay-television program service license. However, the government’s Communications and Technology Branch has informed us that the government is considering a review of the broadcasting regulatory regime and may introduce changes to the existing regulatory framework, including the existing exemption in the Broadcasting Ordinance. However, we cannot predict whether the government may require us to obtain a pay-television program service license in the future.
     We require licenses from the Telecommunications Authority to provide our services. If one of these licenses is revoked or not renewed or there are substantial changes in its terms and conditions, we may be unable to deliver the services authorized by that license.
          We require licenses from the Telecommunications Authority to provide our fixed telecommunications network and international telecommunications services. Our business operations therefore are susceptible to the following changes in the regulatory environment in particular:
•	Our ability to adjust the tariffs for different services are governed by the terms and conditions of the relevant licenses. The licenses, however, are issued under different regulatory frameworks. The differences in regulatory structure for these licenses may constrain our flexibility to respond to market conditions, competition or cost structure.
•	We have been granted a waiver by the Telecommunications Authority to comply with the tariff restrictions contained in HKBN’s FTNS License. If the waiver is revoked, our ability to adjust the tariffs for our fixed telecommunication network services, including our offer of discounts to subscribers from time to time, will be restricted.
•	Our PNETS License is subject to the Telecommunications Authority’s annual renewal. On October 19, 2009, the Telecommunications Authority announced the replacement of the PNETS License by a new class of Services-Based Operator License, Class 3 Modified Services-Based Operator License. On December 1, 2009, the PNETS License of City Telecom was replaced by a Class 3 Modified Services-Based Operator License. It is expected that the PNETS License of HKBN would also be replaced by a Class 3 Modified Services-Based Operator License on January 1, 2010 through the renewal procedure. HKBN’s FTNS License was initially granted in 2000 for a term of 15 years and may be renewed for such further period not exceeding 15 years at the discretion of the Telecommunications Authority.
•	The Telecommunications Authority’s failure to renew or its revocation of any of these licenses or its amendment of any of the terms and conditions contained in such licenses for any reason would prohibit us from continuing to offer the services authorized by those licenses, which would have a significant adverse impact on our revenues and profitability. In addition, there may be future changes in Hong Kong’s telecommunications regulations or policies that would require us to obtain additional licenses, which could have an adverse impact on our operations.
Our international telecommunications revenues may be adversely affected by increases in carrier charges in China.
     In China, tariffs for all domestic and international long distance services offered through public switched telephone networks, leased lines and data services are jointly set by the Ministry of Information Industry and the State Development Planning Commission. Certain tariffs payable by us to our carrier partners are based, among other things, on the tariffs set by these agencies with respect to the calls our subscribers make to persons in China. In fiscal 2009, approximately 78% of our international call traffic volume was to China. We cannot predict the timing, likelihood or magnitude of any tariff adjustments that may be imposed by the Ministry of Information Industry and the State Development Planning Commission, nor can we predict the extent or potential impact upon our business of any future tariff increases. Such increases may lead to a decrease in traffic, reduce our revenues and adversely affect our business and results of operations. In addition, if we are unable to effectively manage the increased network costs, the profit margins of our IDD business could be adversely affected.
     As approximately 48% of our staff located in Guangzhou, China, changes in Chinese labor or business laws may significantly affect our operations and our ability to serve our Hong Kong based customers.
     Our call center in Guangzhou employs over 1,500 employees and is an important resource to us. We are therefore significantly affected by the laws and regulations governing foreign companies with operations in China. As the Chinese legal system develops, changes in such laws and regulations, their interpretation or their enforcement may lead to restrictions on our ability to hire and retain our employees in China, which could impact our ability to provide services to our Hong Kong-based customers.
     Currency fluctuations of the Hong Kong dollar, our functional currency, may increase our operating costs and long term liability.

     We are exposed to a certain amount of foreign exchange risk because our revenues are predominantly denominated in Hong Kong dollars, while a major portion of our operating costs are denominated in U.S. dollars, Renminbi or other foreign currencies. Our foreign currency-denominated expenses primarily consist of the following:
•	A major portion of our operating costs of interconnection charges payable to overseas carriers for the delivery of our international calls. Substantially all of these interconnection charges are denominated in U.S. dollars or other foreign currencies.

•	The equipment and hardware we purchase for the expansion of our Next Generation Network constitutes a large portion of our capital expenditures and is also denominated in U.S. dollars.

•	Payment of interest, principal and any other amounts due under the 10-year senior notes due 2015 are made in U.S. dollars.

•	Expenses incurred for the operation of our call center located in Guangzhou, China are denominated exclusively in Renminbi, the official currency of the People’s Republic of China. These include salaries paid to our personnel as well as various operating expenses that we incur to maintain our operations.
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
Item 4 Information on the Company
A. History and development of the Company
     The legal and commercial name of the Company is City Telecom (H.K.) Limited. The Company was incorporated on May 19, 1992 under the Hong Kong Companies Ordinance and is a limited liability company. Our registered office is located at Level 39, Tower 1, Metroplaza, No. 223 Hing Fong Road, Kwai Chung, New Territories, Hong Kong, telephone (852) 3145-6888. Our agent for U.S. federal securities laws purposes is CT Corporation System, 111 Eighth Avenue, New York, NY 10011.
     We began offering international telecommunications services in September 1992. In our early stage of development, we focused on increasing our subscription base and amount of international traffic, and on building the CTI brand name as a low cost provider of international telecommunications services. In addition to our operations in Hong Kong, we also provide international telecommunications and Internet access services in Canada through two telecommunications companies in Canada, City Telecom Inc. and City Telecom (B.C.) Inc. We acquired our interests in these companies in December 1998 as part of our efforts to increase our market share of the telecommunications traffic between Canada and Hong Kong.
     In January 1999, we became the first company in Hong Kong to obtain the first PNETS License. The license gives us the right to offer international telecommunications services using international simple resale and has had a significant positive impact on our international telecommunications revenues. We incorporated HKBN in Hong Kong in August 1999 and launched our broadband Internet access services in March 2000. In addition, we began providing local VoIP services in April 2002, IP-TV services in August 2003, and corporate data services in July 2004 using our Next Generation Network. The network has the capability of providing value-added broadband services and content that combine voice, data and images with increased efficiency and flexibility.
     We believe that one of the cornerstones of our success has been our ability to quickly expand our service offerings when changes in regulation or technology have provided us with an opportunity to do so. Some of the key events in our history and development include the following:
•	In October 2006, our Liu Xiang “Be Ahead of Yourself” marketing campaign won the “Certificate of Excellence” of HKMA/TVB Awards for Marketing Excellence 2006.

•	In February 2007, we launched our “bb50 and bb200” symmetric residential broadband service supported by “SDU” personalized customer care service.

•	In June 2007, we were awarded “Best Retention Strategies” at the Hong Kong HR Awards 2007.

•	In July 2007, we were awarded “Integrated Support Team” of the year at the Asia Pacific Customer Service Consortium Customer Relationship Excellence Awards.

•	In September 2007, we launched “Fiber-To-The-Home” residential broadband service, “FiberHome100”, “FiberHome200” and “FiberHome1000”. As the same time, we upgraded our entry level service broadband Internet access from 10 Mbps to 25 Mbps.

•	In January 2008, we began to offer our “Dual Mode High Definition Terrestrial TV Receiver and IPTV Set-Top Box” to all of our customers in Hong Kong.

•	In February 2008, we were awarded contract for the provision of payphone service at the Hong Kong International Airport.

•	In September 2008, we launched the National Geographic Channel’s first ever Interactive Channel.

•	In June 2009, we launched the first Online Broadband Service Registration Platform in Hong Kong.

•	In July 2009, we were awarded the 2009 Hong Kong Management Association Quality Award — Bronze.

•	In November 2009, we accepted the Innovation in Recruitment award and Champion of HR award at the Hong Kong HRM Awards 2009.
B. Business overview
Principal Activities
     We are a Hong Kong-based provider of residential and corporate fixed telecommunications network and international telecommunications services. We specialize in the residential mass market and small-to-medium corporate and enterprise market segments. The majority of our revenues are derived from business conducted in Hong Kong.
     We derive our revenues from two business segments: FTNS and IDD. A breakdown of our revenues is as follows:

	For the year ended August 31,
	2008	2009
	HK$	HK$
	(Amounts in thousands)
Revenue
FTNS business	1,011,038	1,230,880
IDD business	291,943	247,359

Total operating revenue	1,302,981	1,478,239

•	FTNS business. Our FTNS business involves the provision of fixed telecommunications network services through our self-owned Next Generation Network. Such services include the following:
-	high-speed broadband Internet access services at symmetric upstream and downstream access speeds of 25 Mbps to 1,000 Mbps;

-	fixed line local telephony services using VoIP technology;

-	pay television services consisting of more than 80 channels, including self-produced news, children’s programming, international drama, movies and documentary and local interest programming, using our IP platform; and

-	corporate data services, including the provision of dedicated bandwidth to corporate customers.
As of August 31, 2009, we had a total of approximately 943,000 subscriptions for our fixed telecommunications network services, consisting of 391,000 broadband Internet access, 382,000 local VoIP and 170,000 IP-TV services subscriptions.
•	IDD business. Our IDD business involves the provision of international telecommunications services. Such services include direct dial services, international calling cards and mobile call forwarding services in Hong Kong and Canada. As of August 31, 2009, the customer base for our total international telecommunications services consisted of approximately 2.4 million registered accounts.
Strategy and Competitive Strengths
     Our strategy is to market multiple fixed telecommunications network services by capitalizing on the new in-building blockwiring we have done on a mass scale for our Next Generation Network and will focus on growing our market share, increasing our network coverage and introducing new services through our IP platform. We believe that our success will continue to depend on our ability to capitalize on our focus on the residential mass and small-to-medium corporate and enterprise market segments, our leading-edge Next Generation Network, and our first mover advantage in the fixed line telecommunications market, which have a high entry barrier.
     We believe that our demonstrated success is primarily due to our ability to capitalize on the following key strengths:
•	Focus on the Residential Mass and Small-To-Medium Corporate and Enterprise Market Segments. We focus on offering high-bandwidth services to the residential mass and small-to-medium enterprise markets in Hong Kong, which we believe have significant growth potential. We price our services attractively on a value-for-bandwidth basis and at the same time offer bandwidth advantages over comparable service offerings by our competitors. Our IP-TV services focus on the residential mass market by providing Chinese-language content that targets the Chinese-speaking population of Hong Kong. We have also strengthened our English language contents over the past year to increase our competitiveness by adding National Geographic, AXN, Bloomberg and other channels. Our focus on the residential mass and small-to-medium corporate and enterprise markets has enabled us to quickly grow our subscription base, and we believe this will help us to up-sell our services.

•	Leading-Edge Next Generation Network. We believe our self-owned Next Generation Network, a fiber-based backbone, gives us an inherent cost and performance advantage over our competitors. The high capacity of this network has enabled us to offer a suite of services on a single IP network platform. This IP platform is highly scalable, enabling us to offer broadband Internet access, local VoIP, IP-TV and corporate data services over a single network. It is also capable of providing up to 1,000 Mbps symmetric broadband Internet access. Whereas our competitors are on a linear improvement path, we can upgrade our fiber based services logarithmically from 100Mbps to 1,000Mbps on our existing passive fiber infrastructure which existing technology cannot accomplish using legacy telephone lines.
•	First Mover Advantage and High Barriers to Entry. Despite the intense competition in the Hong Kong telecommunications industry, the inherent characteristics of the fixed line telecommunications market create a high entry barrier. Accordingly, we believe that our Next Generation Network’s current coverage of 1.6 million residential homes pass, substantially all in densely populated areas, gives us a first mover advantage over our competitors. Competitors who want to replicate our business model to provide a full coverage network that includes remote and difficult-to-reach areas of Hong Kong may encounter technological difficulties. Attempting to deploy Metro Ethernet technology in such locations would significantly increase costs and completion time of such a network. While other telecommunications operators may lay their own fiber-to-the-building, we believe some would encounter significant in-building bottlenecks when attempting to complete an end-to-end network. This is because a majority of Hong Kong’s residential properties have limited space for in-building wiring leading to subscribers’ residences, making it difficult for new entrants to replicate our end-to-end network build.
Recent Development
     Update on Fixed Mobile Interconnection Charge
     On November 25, 2009, the TA issued a Preliminary Analysis (the “2009 PA”) in relation to the 2008 Determination (see note 2(c) to our consolidated financial statements) for mobile interconnection charges. TA invited HKBN and the mobile operators covered by the 2008 Determination to make representations in relation to the 2009 PA on or before December 25, 2009. As of December 15, 2009, the final level of mobile interconnection charges for the period from April 1, 2002 to April 26, 2009 was still subject to representations that could be made by HKBN and the mobile operators, and accordingly, the related financial effect of the 2008 Determination to the consolidated financial statements cannot be reasonably estimated.
     Buyback of 10-year Senior Notes
     Between September 1, 2009 and December 15, 2009, the Group repurchased the 10-year senior notes with a cumulative principal value of US$1.5 million (equivalent to HK$11.6 million) in the open market. The total consideration paid including accrued interest was approximately US$1.6 million (equivalent to HK$12.1 million). The loss on extinguishment was approximately US$41,000 (equivalent to HK$318,000) which is expected to be recorded in the consolidated income statement for the year ending August 31, 2010. The principal value of the 10-year senior notes remaining in issue after the repurchases is US$19,863,000 (equivalent to HK$153,948,000).
Our Services
Fixed telecommunications network services
     We offer our fixed telecommunications network services through our Next Generation Network. The high capacity of our fiber-based backbone has enabled us to offer a suite of services on a single IP network platform. These services include our broadband Internet access, local VoIP, IP-TV and corporate data services. Our strategy is to leverage our broadband subscription base to up-sell our other fixed telecommunications network services such as local VoIP and IP-TV.
     The table below shows the profile the subscriptions of our fixed telecommunications network services over the past three years:

	As of August 31,
	2007	2008	2009
Broadband Internet access	247,000	316,000	391,000
Local VoIP	308,000	329,000	382,000
IP-TV	128,000	156,000	170,000

Total FTNS subscriptions	683,000	801,000	943,000

Broadband Internet Access
•	Scope of service. Our broadband Internet access services in Hong Kong are offered through HKBN. We currently offer our residential and corporate customers broadband Internet access speeds of up to 1,000 Mbps, but the majority of our customers currently have access speeds between 25 Mbps and 100 Mbps. We also offer Fiber-to-the-Home, or FTTH, broadband service for 100 Mbps, 200 Mbps and 1,000 Mbps. Rather than using Category-5e copper wiring for the last mile, optical fiber is used in FTTH broadband service. Currently, all of our broadband Internet access packages include free e-mail and for additional charges, offer customers for a variety of value added services, such as “bbDrive,” an on-line virtual hard drive with up to 10Gb of storage; “bbGuard,” an anti-spam and anti-virus package; and “bbWatch,” a full-screen IP-TV service that is viewed with a desktop or laptop computer; “bbWi-Fi”, a service in which subscribers can have wireless Internet access through more than 2,000 hotspots; and “getFAXEASY”, a service in which subscribers can simply receive fax by their email address in Hong Kong and worldwide. A unique fax number is assigned to each subscriber. We frequently alter our promotions in response to changing market conditions or as a way of attracting additional subscribers.

•	Pricing. We currently offer broadband service for bb25, bb50, bb100, FiberHome200 and FiberHome1000 at monthly fees ranging from HK$99 to HK$1,688 for unlimited service access. On November 1, 2009, we launched our “Member-Get-Member” series of marketing programs. Under this series, our existing customers may refer a new customer to use our broadband Internet Access services and both will enjoy access to our bb100 services for HK$99 per month. Our strategy is to reduce the market price to a more affordable level such that customers can focus on quality. When our broadband service becomes more affordable, we believe that our customers will not change their provider merely for a lower price.

In addition to the residential packages described above, we have also developed broadband promotions that target corporate customers. We offer prepackaged plans that provide access at speeds of up to 1,000 Mbps. Corporate customers that subscribe to prepackaged plans pay fixed monthly subscription fees ranging from HK$128 to HK$24,000. Our prepackaged plans include on-site training, on-site maintenance support, high capacity data transfer and e-mail services.

•	Competition. There have been many new entrants to the Internet access business, but our main competitors are PCCW-HKT, i-Cable and HGC. PCCW-HKT has been offering broadband Internet access services since May 1998 and mainly uses asymmetric digital subscriber line technology, or ADSL, over its telephone network to provide asymmetric Internet access at speeds up to 6 Mbps/8 Mbps downstream and 640 Kbps/800 Kbps upstream. In November 2007, PCCW-HKT announced the provision of 100 Mbps and 1,000 Mbps fiber direct broadband Internet access service to two-thirds of Hong Kong’s households. i-Cable began providing broadband Internet access services in March 2000 using its hybrid fiber coaxial network that provides symmetric typical access speeds up to 8 Mbps shared by a cluster of buildings. HGC predominantly uses VDSL technology and typically provides access speeds up to 100 Mbps.

Our main competitors have been in operation longer and may have greater market presence, brand recognition and more financial, technical and personnel resources. In addition, they may have greater network coverage in terms of number of homes pass.

•	Market share. We had approximately 391,000 broadband Internet access subscriptions as at August 31, 2009, which represented a market share of approximately 20% with respect to the total number of broadband Internet access subscribers in Hong Kong.
Local VoIP
•	Scope of service. We offer our on-network local VoIP services in Hong Kong by installing IP-based voice switching equipment in locations covered by our Next Generation Network. Voice signals are transmitted through our Ethernet network by the VoIP switches installed in the subscriber’s building. The quality of our local VoIP service is comparable to traditional fixed line local telephony services, and customers are able to use their existing telephone equipment. In addition, with portability of fixed line numbers, fixed line telephony subscribers switching to our local VoIP services are able to retain their existing local telephone number.

We also offer hardware-based off-network local VoIP services, or “Broadband Phone” services, via the broadband network of other operators. In October 2005, we launched our global software-based VoIP services under the brand “2b”. This service is primarily targeted at the overseas Chinese community, which we believe will enable us to access a wider addressable market with higher tariff compared to the Hong Kong market. For HK$98 per month, “2b” provides broadband users around the world with a standard Hong Kong 8-digit fixed line number to make and receive unlimited calls to/from Hong Kong. Moreover, we offer a full range of value added services, including call waiting, voice mail and conference call features.

•	Pricing. We currently charge HK$118 per month, on standalone basis, for our local VoIP services depending on the service plan, and we offer a full range of value added services, including call waiting, caller display and conference call services.

•	Competition. PCCW-HKT is the incumbent and largest fixed telecommunications network operator in Hong Kong. Based on public information, PCCW-HKT had a market share of approximately 70% with respect to local telephony services as of June 30, 2009. The remainder of the market is shared among ourselves and three other alternative carriers: HGC, New World and Wharf T&T. The principal basis of competition for local telephony is price and brand name recognition. PCCW-HKT has the highest brand name recognition, but we and the other operators are contending by offering competitively priced local telephony services that provide comparable quality to PCCW-HKT.

•	Market share. As of August 31, 2009, we had 382,000 local VoIP subscriptions. Our market share with respect to local residential telephony services was approximately 20% as of August 31, 2009.
IP-TV
•	Scope of service. Our IP-TV services began in August 2003 and include the provision of standard definition and high definition video via our Next Generation Network to an IP set-top-box connected to the subscriber’s television set. In May 2007, we renamed our IP-TV services as “bbTV”. “bbTV” currently consists of 80 channels, including a self-produced 24-hour news channel and education and recreation channels (including children’s programming) and channels whose content is obtained from other content-providers. Since the launch of our IP-TV services in August 2003, we have progressively adjusted our content offerings and valued added components of the services. We consider our IP-TV to be an incremental component of our broadband and VoIP service offerings, rather than a large standalone business.

•	Pricing. We currently charge HK$168 per month for this subscription-based pay television service. Because of the scalability of our Next Generation Network infrastructure, the current cost of adding IP-TV services to an existing broadband Internet access or local VoIP subscriber is small.

•	Competition. Our two main competitors in the pay-television business are i-Cable and PCCW-HKT. The pay-television services of i-Cable and PCCW-HKT include a significant amount of exclusive contents, such as English Premier League Football until June 2010, HBO, Cinemax, ESPN and others. We target a different market than these competitors by offering predominantly Chinese language contents and attractive pricing, both of which we consider critical for successful penetration in the residential mass market. We have also strengthened our English language contents over the past year to increase our competitiveness by adding National Geographic, AXN, Bloomberg and other channels.

TVB and ATV are indirect competitors of our pay-TV services. TVB and ATV account for a substantial proportion of Hong Kong’s television viewership and we market our services as supplemental to theirs. Because TVB and ATV offer primarily subscription-free television services supported by advertising revenues, we expect that their programming is designed to attract the widest possible audience. In contrast, we and the other pay-TV operators rely on monthly subscription fees for most of our revenues. Other competitors include satellite TV operators, such as Star TV, as well as potential competition from direct-to-home broadcasters and broadcasters using digital terrestrial delivery methods.

•	Market share. As of August 31, 2009, we had 170,000 subscriptions representing approximately 7% of the total pay-television subscription base in Hong Kong
International telecommunications services
•	Scope of services. We began providing international telecommunications services in 1992 and were among the first companies to be granted a PNETS License. Our international telecommunications services are offered to our FTNS business customers via our Next Generation Network and to other carriers’ customers via indirect access. Indirect access allows any pre-registered telecom user in Hong Kong to access our services via our two primary access codes “1666” and “0030”. By dialing our access code, our registered customers can access any destination in the world through our network, by paying us a usage charge.

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

Service	Description
IDD 1666	Provides subscribers with international direct dial using the access code 1666 in Hong Kong.

IDD 0030	Provides subscribers with international direct dial using the access code 0030 in Hong Kong.

Mobile call forwarding services	Allows call forwarding of Hong Kong mobile numbers to any overseas telephone number so that subscribers can receive calls while in overseas.
•	Pricing. We charge our IDD 1666 and IDD 0030 users a per minute tariff rate that varies according to the destination of the call and the calling prefix, with discounts depending on the time of day or day of the week when the call is placed as well as monthly plans. To maintain our market share in a market segment with increasingly intense competition, we have significantly reduced some of our international telecommunications rates and introduce new marketing and promotional offers from time to time. To offset the effects of these price reductions, we have taken steps to reduce our cost base, such as using our relatively large traffic volume to negotiate lower prices from our international partners, establishing a call center in Guangzhou to provide customer service and back office support services, and developing our own international telecommunications infrastructure. Our employment of two separate brand names, IDD 1666 and IDD 0030, also provide us with flexibility in our marketing strategies.

•	Competition. PCCW-HKT, HGC, New World, and Wharf T&T are our main competitors in the international telecommunications business. As in previous years, we experienced fierce price competition in Hong Kong during fiscal 2009. This competition drove down the average tariff rates per minute and we expect this price competition to continue in fiscal 2010.

Further, technology substitution from global VoIP providers such as Skype, which offers free PC-to-PC based international calls, is becoming more prevalent.

•	Market share. We experienced a reduction in total traffic volume of 12.9% to 574 million minutes in fiscal 2008 and a further reduction of 15.2% to 487 million minutes in fiscal 2009. The continuing reduction in traffic volume was mainly due to intense competition as some of our integrated competitors offered free or very low cost international direct dial minutes as a customer incentive to gain local fixed line and mobile market share.
Our network infrastructure
     Fixed telecommunications network
     Our fixed telecommunications network services are delivered over our self-owned Next Generation Network, which allows us to deliver multiple services, including the triple play service of voice, broadband and IP-TV. The coverage of our Next Generation Network is concentrated in Hong Kong’s most densely populated areas, characterized by high-rise apartment buildings with multiple apartments on each floor. The network currently covers approximately 1.6 million residential homes pass, representing approximately 70% of Hong Kong’s population and also 1,230 commercial buildings. We plan to extend the coverage of our Next Generation Network to 2.0 million residential homes pass, representing approximately 90% of Hong Kong’s population, and to 1,800 commercial buildings by the end of 2011. As we expand the reach and coverage of our Next Generation Network, we plan to continue introducing new services.
     Our Next Generation Network is deployed using Metro Ethernet technology. Metro Ethernet technology is highly cost-effective when access is to be provided to a large number of users in a single building or cluster of buildings and is typically used in commercial buildings in metropolitan areas in other geographical markets. Our Ethernet infrastructure is a system of Category-5e copper wiring that connects our subscribers’ premises to our local area network, or LAN, switches within a residential or commercial building. By keeping our Category-5e copper distance to less than 100 meters we are able to deliver bandwidth of up to 1,000Mbps to our subscribers.
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
     Unlike many of our competitors, which use multiple platforms to provide comparable services, all of our fixed telecommunications network services are offered through a single IP platform. In addition, unlike many new entrants to the industry, we operate an “end-to-end” network that extends from our IP network hub sites and our switching centers in Hong Kong to our subscribers’ premises. All the buildings covered by us are served by our self-owned infrastructure.
     In November 2007, we have been collaborating with one of the largest network solution providers for the deployment of our Next Generation Network using GPON technology. As the reach of GPON is considerably more than 100 meters, it can be a more cost effective solution to expand our Next Generation Network than our Ethernet setup for lower density deployments.
     We incurred capital expenditures of approximately HK$211.7 million in fiscal 2008 and HK$286.7 million in fiscal 2009, substantially all of which were made in connection with the construction and upgrade of our infrastructure for the provision of fixed telecommunications network services. In fiscal 2010 and fiscal 2011, we plan to further incur total capital expenditures about HK$300 million to HK$350 million per year to continue increasing the capacity of our existing network coverage and extending the coverage of our Next Generation Network to 2.0 million residential homes pass and 1,800 commercial buildings.
     International telecommunications network
     Our international telecommunications network consists of a system of switches, self-owned and leased backbone capacity, interconnection arrangements and undersea cables for the transmission of long distance calls.
•	Undersea cables. In March 2002, we received our license to provide undersea cable-based FTNS. This license allows us to purchase and operate our own undersea cables. In 2000, we entered into contracts with two large consortia of international telecommunications companies to acquire undersea cable capacity. Pursuant to the first contract, we completed the construction of a Japan-U.S. undersea cable in August 2001. Pursuant to the second contract, we agreed to jointly construct and maintain the Asia-Pacific Cable Network 2 undersea cable as an international transmission facility. Construction of the cable was completed in May 2002, and commercial operation began immediately thereafter. We spent a total of HK$120 million on these two projects. We believe the utilization of these undersea cables provides capacity for significant future growth of our international and fixed-network telecommunications services.

Having our own undersea cables and our fiber-based backbone have enabled us to better control international transmission quality, reduce the costs associated with international transmission and reduce our reliance on third party infrastructure. Our international telecommunications network currently has a monthly handling capacity of approximately 140 million minutes. We believe that the continuing improvement of our international telecommunications network is important in supporting the growth of our subscription base and the expansion of our range of services.
•	Interconnection arrangements. We have entered into interconnection arrangements with other local fixed network operators in Hong Kong and overseas carriers to transmit calls between Hong Kong and overseas destinations for our customers. We take into account a number of factors in choosing the local fixed network operators and overseas carriers with whom we cooperate, including the level of termination charges and transmission efficiency and quality. We evaluate the performance of parties with whom we have interconnection arrangements periodically. We believe that we will not have difficulty in finding alternative overseas carriers if performance standards are not being met or a change is otherwise necessary. We have not experienced any disruption in the provision of our services as a result of a change of arrangements with overseas carriers or local fixed network operators.

We pay a fixed monthly fee to local fixed network operators for connection between our switches and their networks and a variable access fee payable on a per-minute basis when accessing their network. For customers using our own network, no interconnection fee is charged. We negotiate the termination charges we pay with the overseas carriers, and the termination charges vary from one overseas carrier to another. All of the interconnection and termination charges we pay to local fixed network operators and overseas carriers, respectively, are made on an open account basis with credit terms ranging from 10 to 30 days. The interconnection charges we pay to local fixed network operators are denominated in Hong Kong dollars and substantially all the interconnection charges we pay to overseas carriers are denominated in U.S. dollars.

•	International telecommunications switching systems. We own five international telecommunications switching systems: three in Hong Kong and two in Canada, one in Vancouver and one in Toronto.

Our three international telecommunications switching systems in Hong Kong handle telephone calls originating or terminating in Hong Kong as well as transit traffic. Our telecommunications network mainly consists of switching equipment by Nortel Networks Limited and compression units supplied Cisco Systems, Inc. and ECI Telecom Ltd. These systems are programmed to automatically choose the optimal routing for each transmission. Optimal routing is a function of a variety of factors, such as country or territory of origination and destination, communication quality, efficiency and costs, and the capacity of the various communication methods available.

Because our three international telecommunications switching systems in Hong Kong operate independently of each other, if one system breaks down, all transmissions are immediately diverted to another switching system. We have never experienced a period where all systems experienced a failure at the same time since we commenced operations in 1992.
Sales and marketing
     We advertise our products and services through our “Fibre Shops”, “on-the-street” marketing kiosks, telemarketing and direct mailing, as well as through Chinese language television, radio, print media and on the Internet.
     In fiscal 2009, we grew our retail presence to 14 “Fibre Shops” and a customer service center. We have planned to open more shops in the future. We believe these shops can offer our customers convenient access to our wide range of services.
     We have an extensive sales network in Hong Kong. Our senior marketing personnel closely oversee our sales network to ensure that a consistent image is presented by all of our sales representatives in promoting City Telecom and HKBN. We provide commission based incentives to our residential sales force for our fixed telecommunications network services and international telecommunications services.
     We have a sales division responsible for coordinating our corporate marketing and sales efforts. We believe our dedicated corporate and small-to-medium enterprise sales force is one of the largest sales forces targeted at corporate users of telecommunications and Internet services in Hong Kong. In addition, our dedicated corporate staff designs marketing and sales promotions specifically tailored to address the concerns of business users. This division also organizes seminars for current and prospective customers to promote new products and services and to raise the public awareness of our various corporate offerings.
Maintenance and monitoring
     To ensure reliability of our fixed telecommunications network, we continue to maintain our monitoring system, which involves:
•	two separate network operation centers in two different locations operate 24 hours a day, 7 days a week, network operation center providing real-time service monitoring and maintenance services and supported by about 130 operational and field staff;

•	individual self-reporting mechanisms and centralized performance monitoring systems for our switches and equipment;

•	an emergency self-reporting system that automatically contacts designated personnel; and

•	back-up systems for our switches, critical software and hardware components.
     Once a network fault is detected by our control room, we will either rectify the problem remotely or dispatch field staff to that location should physical interaction be required. After the problem has been resolved, we will continue to monitor network performance as well as track customer service feedback until we are assured of the fault being fully rectified.
Research and development activities
     As of August 31, 2009, our research and development department in Hong Kong consisted of approximately 21 staff members experienced in systems design, engineering, telecommunications and computer programming. Our research and development department is primarily responsible for assessing and adapting the technology that we employ in upgrading and expanding our Next Generation Network. To identify and develop new market opportunities, our research and development department evaluates new services offered by telecommunications and Internet companies in the United States and elsewhere and works closely with our marketing department for product development. Our research and development expenditures were approximately HK$9.6 million and HK$10.8 million for fiscal 2008 and 2009, respectively.
Customer service
     We believe that excellent customer service and support is essential to our building and retaining of a large and loyal subscription base. We therefore have committed considerable personnel and financial resources to establishing a reliable and accessible customer service system.
     Our customer service department provides integrated support to subscribers of FTNS business and IDD business. We provide a hotline to handle complaints, subscription applications and queries relating to account balances, pricing, billing, service and technical information. Complaints and in-depth queries from subscribers that cannot be immediately remedied or answered are forwarded to a customer care team, which is responsible for answering such complaints and queries. We also have a dedicated customer service team to provide service to our corporate subscribers, which includes access to a highly skilled technical team that may go to the customer site for trouble shooting and repairs.

     Our centralized customer service call center is located in Guangzhou, which provides our customer service and back office support services at that location. This enables us to lower our operating costs while continuing to increase our customer service capabilities. As of August 31, 2009, our Guangzhou customer service facility had 1,520 employees.
Billing and collection
     Our credit and collection team is responsible for securing prompt payment from subscribers. Invoices are issued on a monthly or quarterly basis with a specified payment due date. A variety of payment methods are made available to our subscribers, including cash, check, credit card, payment by telephone service, automatic transfer from subscribers’ bank accounts or through Internet banking. Our bad debts expense represented approximately 1.1% and 0.8% of our revenue for each of fiscal 2008 and 2009, respectively.
     We maintain tight collection procedures, including periodic reminder notices, and impose a charge of HK$10 or a fee of 1.5% per month on outstanding overdue amount for late payment. We have the right to charge the outstanding overdue amount to the subscriber’s pre-registered credit card account for any amount overdue or if applicable, deduct such amount from the subscriber’s application deposit. Moreover, we generally suspend an account when amount overdue is not settled within our prescribed period. If payment is still not settled after we suspend the account, further recovery actions including court proceedings and/or the use of collection agencies will be taken.
Seasonality
     Our operations are not subject to significant seasonal fluctuations generally. Our IDD business typically experiences a slight decrease in revenue during the second quarter of each fiscal year (i.e. December through February) in connection with the Christmas holiday and Chinese New Year holiday. We do not believe that seasonality has had a material effect on our business, financial condition or results of operations.
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
C. Regulatory framework
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
     Our primary regulator is the Telecommunications Authority, whose responsibility and functions include regulating and licensing telecommunications network services and regulating the telecommunications markets in Hong Kong, including the issuance of non-exclusive licenses; the determination of terms of interconnection; promotion of fair competition in the telecommunications sector; management of the frequency spectrum; development of technical standards and customer equipment testing; protection of consumer interests; and the control and administration of the Hong Kong numbering plans (including allocation of numbers or codes). The Telecommunications Authority is also responsible for the administration of the Telecommunications Ordinance. We are also regulated by the Broadcasting Authority, which administers the Broadcasting Ordinance and makes recommendations to the Chief Executive-in-Council on applications for broadcasting licenses, as well as on the renewal, suspension and revocation of licenses.
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
     Prior to August 1, 2008 the operation of fixed and mobile services were regulated separately under four types of carrier license. Further, a number of other types of licenses permitted a licensee to establish facilities or services of a similar kind.
     However, in recognition of the convergence of fixed and mobile services enabling voice, data and multimedia applications to be provided over common core networks, delivered through a range of wireline and wireless customer access networks and which will be accessible from common end-user devices irrespective of whether the users are at fixed locations or on the move with the result that is becoming more difficult to classify a service as a “fixed” or “mobile”, amendment legislation has been passed to create a single UC License encompassing both fixed and mobile carrier services. The UC License regime came into operation on August 1, 2008. After that date the Telecommunications Authority will not issue any further fixed or mobile carrier licenses (save for a Mobile

Carrier License which the Telecommunications Authority had already committed to grant to the successful bidder of the spectrum in the 850 MHz band to provide CDMA2000 service). Instead the UC License is the only carrier license to be issued for the provision of fixed, mobile and/or converged services. In the meantime, existing fixed and mobile licenses continue to be effective until their expiry date. License holders may convert existing fixed or mobile licenses into UC Licenses before their expiry on a voluntary basis or apply for UC Licenses upon the expiry of existing fixed or mobile licenses.
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
           Public Non-Exclusive Telecommunications Services License
           A PNETS License is used by the Telecommunications Authority to cover the provision of a number of different telecommunications services where the service provider provides the service to the public using the network of a licensed carrier or by establishing or maintaining transmission facilities within the boundary of a building or property. In practice, the PNETS License is also used as a “sweep-up” license category, where a license is required by virtue of the Telecommunications Ordinance but none of the existing categories are applicable to the means of telecommunications or telecommunications service for which the license is required. With effect from November 30, 2009, the Telecommunications Authority no longer issue PNETS License to service-based providers using the network of a licensed carrier. As a replacement, all PNETS License will be gradually replaced by the modified Services-Based Operator License, i.e. Class 3 Services-Based Operator License. Holder of Class 1 & 2 Services-Based Operator License is allowed to provide Internet Protocol based telephony services making use of Hong Kong telephone numbers, while Class 3 Services-Based Operator is not allowed. Existing PNETS License will remain in force until their next anniversary date when they would be replaced by the Class 3 Services-Based Operator License.
           A Class 3 Services-Based Operator License has a validity period of 12 months and is renewable at the discretion of the Telecommunications Authority on an annual basis upon the payment of a prescribed annual fee, which is currently set at HK$750. Where radio communications apparatus is used, there is an additional variable component calculated by reference to the number of base stations and mobile stations involved.
          Since the expiry of PNETS License in December 2009, the Telecommunications Authority granted us a Class 3 Services-Based operator License. The Class 3 Services-Based Operator License presently gives us the right to provide calling card services, international simple resale services for facsimile and data services, virtual private network services and external telecommunications services over the external telecommunications facilities of other licensed external facilities providers, the scope of service under the Class 3 Services-Based operator License is similar to the PNETS License previously granted to us by the Telecommunications Authority. HKBN also holds a PNETS IVANS License, which was issued to us in December 1993. This PNETS IVANS License allows us to act as an Internet Service Provider.
           Under the terms of the Class 3 Services-Based Operator License, PNETS ETS and PNETS IVANS Licenses, we and IDD1600 Company Limited, or IDD1600, our wholly owned subsidiary, are required to comply with certain license conditions relating to technical and reporting matters.
           FTNS License
           A FTNS License authorizes the licensee, among other things:
-	to provide a public fixed telecommunications network service, covering internal services or external services, or both; and

-	to establish and maintain a fixed telecommunications network, which may be wireline-based or wireless-based (Wi-Fi spectrum included), or a combination of both.
           A FTNS License is valid for a period of 15 years and is renewable for a further period of not exceeding 15 years at the Telecommunications Authority’s discretion. The amount of license fee payable by a holder of a FTNS License comprises (i) a fixed annual amount of HK$1.0 million; (ii) a variable amount calculated on the basis of the number of customer connections (which is currently set at HK$700 for each 100 customer connections); and (iii) a variable fee calculated by reference to the radio spectrum assigned and used by the license holder.
           HKBN currently holds a FTNS License, which was issued to it in February 2000 initially for the operation of a local fixed wireless network. This FTNS License has been subsequently amended three times and presently, HKBN is authorized to operate both local fixed telecommunications networks (wireline and wireless based) and external telecommunications facilities.
           Interconnection
           The Telecommunications Authority divides interconnection into two main types. The first type is “Type I Interconnection”, which is interconnection between network gateways, such as tandem exchanges, local exchanges or dedicated interconnection gateways, which allow end users on different networks to “communicate” with each other. The second type is “Type II Interconnection”, which is a connection to a fixed carrier’s network at points of the customer access network level (more often referred to as local access or local loop unbundling) allowing the end customer requesting the interconnection to use the customer access network of the fixed carrier to obtain FTNS. The Telecommunications Authority introduced the Type II interconnection policy in 1995 that the fixed carriers have obligation to provide Type II interconnection at regulated terms and conditions.
           On July 6, 2004 the Hong Kong Government announced that the mandatory Type II Interconnection policy applicable to telephone exchanges for individual buildings covered by such exchanges, would be gradually withdrawn on a building-by-building basis, applying to buildings already connected to at least two self-built customer access networks, such withdrawal to be fully implemented by a final sunset date of June 30, 2008. After that time, mandatory Type II Interconnection will be maintained only in buildings for which it is technically not feasible or economically not viable for an operator to roll out its customer access network.
           On July 3, 2008, the Telecommunications Authority issued a statement to confirm that the mandatory Type II Interconnection policy has been successfully withdrawn as from July 1, 2008 as well as to set out the issues to be followed up after its withdrawal. After this date, interconnection terms including charges will be determined by commercial negotiation between carriers.
           Competition provisions
           Regulation of anti-competitive conduct
           Although Hong Kong has never had a general competition code, historically, holders of FTNS Licenses are prohibited from engaging in anti-competitive conduct, abusing its dominant position in a telecommunications market, or engaging in any discriminatory conduct by certain competition-related license conditions contained in the FTNS Licenses issued by the Telecommunications Authority. In June 2000, the competition provisions of the Telecommunications Ordinance became operational and, as from that time, anti-competitive conduct was prohibited by legislation as well as under the relevant license conditions.
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
           Control on mergers and acquisitions
           If the Telecommunications Authority determines that the relevant merger and acquisition activity has, or is likely to have, the effect of preventing or substantially lessening competition in a telecommunications market, the Telecommunications Authority is empowered to direct a carrier licensee to take such actions, such as the complete or partial divestiture of the relevant parties’ interests in the merged entity, as the Telecommunications Authority considers necessary, to eliminate or avoid any anti-competitive effect. However, the Telecommunications Authority may not issue such a direction if it takes the view that the public benefit of the merger and acquisition outweighs any detriment caused by a reduction in competition. Any decision made or direction issued by the Telecommunications Authority under the merger and acquisition provision is subject to appeal to the Telecommunications (Competition Provisions) Appeal Board.
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
           The Telecommunications Authority has taken an active role in enforcing this prohibition and has developed voluntary codes to assist in this respect. For instance, in November 2004, the Telecommunications Authority issued a “Code of Practice for the Service Contracts for the Provision of Public Telecommunications Services” which sets out guidelines on the preparation of service contracts. The code states that important terms of a service contract (e.g. a compensation clause for early termination by the customer) should be presented in a prominent place and should be highlighted in the contract. The code is applicable to all service providers (except for mobile network operators which are subject to a separate code of practice) including holders of FTNS Licenses, such as HKBN, and holders of Class 3 Services-Based Operator License, PNETS ETS Licenses and IVANS Licenses, such as ourselves and IDD1600. Although the guidelines are voluntary in nature, the Telecommunications Authority has indicated that the extent of a licensee’s compliance with the guidelines will be taken into account in assessing if a licensee has complied with the statutory provision mentioned above.
           Apart from the Telecommunications Ordinance, like any company carrying on business in Hong Kong, telecommunications operators are required to comply with applicable Hong Kong consumer protection laws, for example, the Sale of Goods Ordinance (Cap 26), Control of Exemption Ordinance (Cap 71), Supply of Services (Implied Terms) Ordinance (Cap 457), the Unconscionable Contracts Ordinance (Cap 458) , Personal Data (Privacy) Ordinance (Cap 486), and the Unsolicited Electronic Messages Ordinance (Cap 593).
           Regulation of pricing
           Currently, the pricing of both FTNS and public non-exclusive external telecommunications services in Hong Kong is regulated by license conditions. However, the regulatory frameworks of each type of services are different.
           All Services-Based Operator License and PNETS Licenses contain license conditions requiring the licensees to publish their tariffs and to charge no more than the published tariffs.
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
           HKBN has been granted a waiver from all the tariff revision prohibitions contained in its FTNS License and is able to provide discounts and revise its tariffs in all the FTNS markets.
           Universal service contribution and local access charge
           Under the current regulatory regime, PCCW-HKT has a universal service obligation to provide good, efficient and continuous basic telecommunications services at reasonable cost on a non-discriminatory basis to all persons in Hong Kong. To compensate PCCW-HKT for the expenses of this obligation, certain licensees are required to contribute to such cost, which is referred to as the universal service contribution.
           On June 8, 2007, the Telecommunications Authority issued a Statement entitled “Review of the Regulatory Framework for Universal Service Arrangement”, which announced the new universal service contribution arrangement for funding the cost of Universal Service Obligation. Commencing from May 1, 2009, the USC sharing arrangement based on external traffic volume has been migrated to that based on the number of all telephone numbers allocated which may be assigned to customer for voice services, non-voice services or both voice and non-voice services. Under the new arrangement, local fixed carrier license, local fixed telecommunications network service licensee, mobile carrier licensee, unified carrier licensee authorized to provide local fixed or mobile services, mobile virtual network operator licensee and services-based operator licensee authorized to provide Class 1 or 2 services are the USC contributing parties. In respect of the above, HKBN as a local fixed telecommunications network service licensee is classified as a USC contributing party and is required to pay USC under the new regime.
           The level of USC is determined by the Telecommunications Authority and is reviewed periodically based on actual cost and revenue and on a customer-by-customer basis. The average rate has declined over the past several years. In accordance with a statement dated April 8, 2009 issued by the Telecommunications Authority, the level for the period from July 1, 2007 to June 30, 2008 is confirmed to be zero cent per minute. The level of USC from July 1, 2008 onwards to be determined by the Telecommunications Authority.
           Additionally, providers of external telecommunications services, such as holders of Class 3 Services-Based Operator License and PNETS ETS Licenses, including ourselves and IDD1600, are required to pay a local access charge, or LAC, to the local network operators whose network facilities holders of PNETS ETS Licenses use to transmit calls to and from their customers’ sites. The level of the LAC is calculated on a per-minute basis and its arrangement is based on the statement dated November 25, 1998 issued by the Telecommunications Authority. Recently, based on the conclusion from the statement dated April 27, 2007 issued by the Telecommunications Authority, the Telecommunications Authority will not, for the time being, proceed with the complete deregulation of LAC.
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
           Since the deregulation of FMIC arrangement on April 27, 2009, HKBN reached agreements with some of the mobile operators on the settlement arrangements of FMIC. As of December 15, 2009, the discussion with remaining mobile operators on FMIC is still in progress.
          In June 2007, the Telecommunications Authority determined the FMIC rates for HKBN, which is a Fixed Network Operator, with one of its Mobile Network Operators, China Resources Peoples Telephone Company Limited, or Peoples, at a rate of HK4.8 cents per occupancy minute for interconnection from April 1, 2002 to August 31, 2002, HK4.22 cents per occupancy minute for interconnection from September 1, 2002 to August 31, 2003 and HK2.89 cents per occupancy minute for interconnection from September 1, 2004 to August 31, 2004. In February 2008, HKBN requested Telecommunication Authority to make a new determination with four Mobile Network Operators on the rate of FMIC payable by these Mobile Network Operators for mobile interconnection service In September 2008 the Telecommunications Authority indicated that it accepted HKBN’s request for determination. On November 25, 2009, the Telecommunications Authority sent its Preliminary Analysis to parties for response. As of December 15, 2009, the new determination is still in process.
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
           Program standards and advertising standards
           A broadcasting licensee is required to comply with the program standards and the advertising standards published by the Broadcasting Authority. The latest program standards and the advertising standards were both issued on December 12, 2008.

D. Organizational structure
           The following chart sets forth our principal subsidiaries as of December 15, 2009:
City Telecom (H.K.) Limited (1) (Hong Kong) CTI Guangzhou Customer Services Company Limited (2) (People’s Republic of China) Automedia Holdings Limited (3) (British Virgin Islands) City Telecom International Limited (British Virgin Islands) Hong Kong Broadband Network Limited (4) (Hong Kong) Credibility Holdings Limited (British Virgin Islands) IDD1600 Company Limited (Hong Kong) CTI Marketing Company Limited (Hong Kong) City Telecom (Canada) Inc. (Canada) 963673 Ontario Limited (Canada) City Telecom Inc. (Canada) City Telecom (B.C.) Inc. (Canada)

Notes:

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

The jurisdiction of incorporation and our ownership percentage of each these subsidiaries as of December 15, 2009 were as follows:

		Percentage of interest
		held by City Telecom
	Jurisdiction of	Direct	Indirect
Name	incorporation	%	%
963673 Ontario Limited	Canada	—	100
Attitude Holdings Limited	British Virgin Islands	—	100
Automedia Holdings Limited	British Virgin Islands	100	—
BBTV Company Limited	Hong Kong	—	100
City Telecom (B.C.) Inc.	Canada	—	100
City Telecom (Canada) Inc.	Canada	—	100
City Telecom (Toronto) Inc.	Canada	—	100
City Telecom (U.S.A.) Inc.	United States of America	—	100
City Telecom (Vancouver) Inc.	Canada	—	100
City Telecom Inc.	Canada	—	100
City Telecom International Limited	British Virgin Islands	100	—
Credibility Holdings Limited	British Virgin Islands	100	—
CTI Guangzhou Customer Services Company Limited (note)	People’s Republic of China	100	—
CTI International Limited	Hong Kong	—	100
CTI Marketing Company Limited	Hong Kong	—	100
Excel Billion Profits Limited	Hong Kong	—	100
Global Courier Company Limited	Hong Kong	—	100
Golden Trinity Holdings Limited	British Virgin Islands	100	—
Hong Kong Broadband Digital TV Limited	Hong Kong	—	100
Hong Kong Broadband Network Limited	Hong Kong	—	100
Hong Kong Broadband Phone Limited	Hong Kong	—	100
Hong Kong Broadband Television Company Limited	Hong Kong	—	100
Hong Kong Television Network Limited	Hong Kong	—	100
IDD1600 Company Limited	Hong Kong	—	100
SGBN Singapore Broadband Network Pte. Limited	Singapore	100	—
Warwick Gold Enterprises Limited	Hong Kong	—	100

Note: The Company has only registered its Chinese name. The English name is an unregistered translation.

E. Property, plant and equipment
     For the provision of fixed telecommunication network services, we own, or control through long-term leases, equipment consisting of switching, transmission and power equipment and connecting lines comprised of in-building wiring, fiber-based backbone, wireless and leased wire-line backbone and other support structures, conduits and similar items that comprise our Next Generation Network. The majority of the fiber-based backbone connecting our services are under public road, highways and streets. In Hong Kong, we owned an aggregate of 160,300 square feet predominately for self use as of August 31, 2009.
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
     In addition, we have leased properties in Hong Kong for 14 retail shops and for a 3,500 square feet customer service center in Mongkok, Kowloon, Hong Kong.
     We rely on suppliers to provide equipment, underground cables and other necessary components for the construction and upgrade of our Next Generation Network, and for our VoIP equipment. In order for new subscribers to be able to access our IP-TV services, we must install an IP set-top-box in their homes. We must have an adequate supply of such installation equipment on hand to respond to new customer subscriptions in a timely manner. We purchase all of our IP set-top boxes and other equipment from our suppliers on a purchase order basis and have no long-term contracts. If our suppliers are unable to supply us with these products in a timely manner or the costs of these products increase due to unforeseen causes, this could negatively impact our operating results, especially if we are unable to acquire new subscribers or effectively appropriate our costs on to our customers.
Item 5 Operating and financial review and prospects
     You should read the following discussion together with the rest of this annual report, including the consolidated financial statements and related notes included elsewhere in this annual report. The results discussed below are not necessarily indicative of the results to be expected in any future periods. Since these are our first consolidated financial statements prepared in accordance with IFRSs, pursuant to the transitional relief granted by the SEC in respect of the first-time application of IFRSs, the following is limited to a discussion of our financial condition and results of operations for the years ended August 31, 2009 and 2008, and no comparative information for the year ended August 31, 2007 have been included. For further details, please see “Special Note on Our Financial Information Presented in This Annual Report” above.
Overview
     We are a provider of residential and corporate fixed telecommunications network services in Hong Kong. We offer our customers an integrated suite of broadband Internet access, local VoIP, IP-TV and corporate data services through our self-owned Next Generation Network. Our network covered 1.6 million residential homes pass as of August 31, 2009, representing approximately 70% of the population in Hong Kong, and is concentrated in Hong Kong’s most densely populated areas, which reduces our cost of network deployment per home pass. As of August 31, 2009, our FTNS business had a subscription base of approximately 943,000 subscriptions. In addition, we offer a variety of international telecommunications services, including direct dial services, international calling cards and mobile call forwarding services, in Hong Kong. As of August 31, 2009, our IDD business had a subscription base of approximately 2.4 million registered accounts.
A. Factors affecting our results of operations
Our revenues
     Our revenues are derived from two business segments: our FTNS business and our IDD business. Our FTNS business primarily consists of broadband Internet access, local VoIP, IP-TV and corporate data services, while our IDD business primarily consists of direct dial services, international calling cards and mobile call forwarding services.
•	FTNS business. Revenues from our FTNS business primarily consist of monthly service charges payable by our subscribers and interconnection charges payable by other telecommunications operators.
-	Monthly service charges. We charge our subscribers a monthly service charge, which generally varies by the number and nature of the fixed telecommunications network services subscribed. Our strategy is to market additional services to our subscribers by leveraging our broadband Internet access subscription base of 391,000 as of August 31, 2009 and the scalability of our Next Generation Network.

-	Interconnection charges. We offer fixed telecommunications network services through our self-owned Next Generation Network. Under the terms of HKBN’s fixed telecommunications network services license, we are required to provide interconnection services to other network operators, including mobile network operators. Because certain local mobile network operators disagreed with the level of interconnection charges computed by us, certain amount of these charges had not been collected as of August 31, 2009.
•	IDD business. Substantially all of revenues from our IDD business consists of tariffs, which generally varies by the destination of the call and the calling prefix, with discounts depending on the time of day or day of the week when the call is placed.

Our operating expenses
     Our operating expenses consist of network costs and other operating expenses.
•	Network costs. Network costs vary according to either our network capacity or our traffic volume. Such costs mainly include leased line rentals, program fees and production costs for our IP-TV services and interconnection charges payable to other local fixed network operators and international bandwidth providers. Network costs do not include depreciation charge, which is included in other operating expenses.

•	Other operating expenses. Other operating expenses mainly consist of staff costs, advertising and marketing expenses, depreciation of owned fixed assets.
-	Staff costs. Salaries and related costs incurred for services rendered by employees.

-	Advertising and marketing expenses. Due to our efforts in promoting our FTNS services, our advertising and marketing expenses incurred in connection with subscription acquisition activities have been relatively high. We expect that we will be required to continue to invest significant financial and human resources in our sales and marketing efforts as we strive to build our subscription base and to enhance our brand value.

-	Depreciation. Depreciation is calculated to write off the cost of fixed assets less their estimated residual value, if any, using straight line method over their estimated useful lives. We expect that we will continue to invest in our Next Generation Network to expand our network coverage. In addition, any technological advancement or obsolescence might affect the estimated useful lives of our fixed assets.
Critical accounting policies
     The following discussion and analysis is based on our consolidated financial statements, which have been prepared in accordance with IFRSs for the fiscal years ended August 31, 2008 and 2009. Our significant accounting policies are more fully described in note 1 to our consolidated financial statements.
     The preparation of our consolidated financial statements in conformity with IFRSs requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. We continually evaluate our estimates and judgments including those related to fixed assets, provision for doubtful accounts, deferred taxes, USC charges and certain revenue items. We base our estimates and judgments on historical experience and on various other factors we believe to be reasonable under the circumstances. This forms the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates as facts, circumstances and conditions change. The estimates and underlying assumptions are reviewed on an ongoing basis. Changes to accounting estimates are recognized in the period in which the estimate is changed if the change affects only that period or in the period of the change and future periods if the change affects both current and future periods.
     Our accounting policies have been developed over many years as the telecommunications industry and generally accepted accounting principles have evolved. As our financial statements are prepared under IFRSs, our accounting policies are necessarily compliant with all aspects of IFRSs. IFRSs are based on a “substance over form” conceptual framework that requires us to look through the legal interpretation of an arrangement or transaction to its underlying purpose and to reflect it in our consolidated financial statements on that basis.
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
     A portion of revenue from our FTNS business is derived from network interconnection charges. Network interconnection charges are recorded as revenue based on usage of our fixed telecommunications network by mobile and other fixed telecommunications network operators. The determination of the rates on mobile interconnection charges at which revenue is recognized involved significant estimates by management. Significant changes in management estimates may result in material revenue adjustments.
     Prior to April 27, 2009, mobile network operators were obliged to pay interconnection charges to us in accordance with the charging principles promulgated by the Telecommunications Authority. Because certain local mobile network operators disagreed with the level of charges computed by us, certain amount of the mobile interconnection charges billed by us had not been collected as of August 31, 2009. We recognize revenue related to mobile interconnection charges at amounts we believe to be realizable after consideration of the uncertainty regarding the timing and amount of the ultimate collection of amounts due. Specifically:

•	The amount recognized for fiscal 2004 and before was determined using the available rates under the then-existing calculation model (fully distributed cost model) for interconnection service between fixed and mobile operators, which are based on historical cost data of PCCW-HKT Telephone Limited. In May 2004, the Telecommunications Authority confirmed that mobile network operators are obliged to pay interconnection charges to us in accordance with the charging principles promulgated by the Telecommunications Authority. A number of mobile network operators, however, disputed the basis of our calculation. In August 2004, we requested the Telecommunications Authority to make a determination (the “2004 Determination”) on the level of mobile interconnection charges payable by one of the mobile network operators to us and the effective date of the determined mobile interconnection charges.

•	The amount recognized in fiscal 2005 reflected a discount from the amounts billed which was determined based on our assessment of the range of likely outcomes of the 2004 Determination. In November 2005, we entered into contractual agreements with one of the mobile network operators who agreed to pay interim mobile interconnection charges at a rate based on PCCW-HKT’s published fully distributed cost model of HK$0.0436 per occupancy minute until the Telecommunications Authority issued its final ruling.

•	The amount recognized in fiscal 2006 was based on the preliminary rates published by the Telecommunications Authority in March 2006 as we awaited a final ruling by the Telecommunications Authority on the 2004 Determination.

•	The amount recognized in fiscal 2007 was based on the 2004 Determination issued by the Telecommunications Authority in June 2007, which set out the rates of mobile interconnection charge payable by the mobile operator under dispute for interconnection services provided by us for the period from April 1, 2002 to August 31, 2004.

•	The amount recognized in fiscal 2008 was based also on the 2004 Determination issued by the Telecommunications Authority in June 2007. In February 2008, we requested the Telecommunications Authority to make a new determination with four mobile operators on the rates of mobile interconnection charge and interest thereon. We subsequently entered into contractual agreements with some of these mobile operators, which agreed to pay mobile interconnection charges based on the 2004 Determination for the period from April 1, 2002 to August 31, 2004 and with respect to the period after August 31, 2004 at the interim rates stated in the agreements, which will be adjusted based on further determination to be issued by the Telecommunications Authority.

•	The amount recognized in fiscal 2009 was based also on the 2004 Determination issued by the Telecommunications Authority in June 2007. In September 2008, the Telecommunications Authority indicated that it accepted our request for determination on the rate of mobile interconnection charge for the period from April 1, 2002 to April 26, 2009 payable by the mobile operators that have not reached contractual agreements with us, and the rate for period from September 1, 2004 to April 26, 2009 payable by those mobile operators that have reached contractual agreements with us and the interest thereon (the “2008 Determination”). On November 25, 2009, the Telecommunications Authority issued a Preliminary Analysis in relation to the 2008 Determination. As of December 15, 2009, the 2008 Determination is still in process.
     For a discussion of our revenue recognition of mobile interconnection charges, please refer to note 2(c) to our consolidated financial statements. Actual amounts realized could be different from our estimate.
Useful lives of fixed assets
     We estimate the useful lives of fixed assets in order to determine the amount of depreciation expense to be recorded. The useful life of an asset is estimated at the time the asset is acquired based on historical experience, the expected usage, wear and tear of the asset, as well as technical obsolescence arising from changes in the market demands or service output of the asset. Changes in technology or industry conditions may cause the estimated period of use or the value of these assets to change. We perform periodic reviews to confirm the appropriateness of estimated economic useful lives for each class of fixed assets. For the two years ended August 31, 2009, no changes in assets useful lives have been recorded.

Impairment of fixed assets
     Under IFRSs, if a triggering event occurs indicating that the carrying amount of an asset may not be recoverable, a new assessment of the carrying amount of that asset is required. Triggering events include significant adverse changes in the market value of an asset, changes in the business or regulatory environment, or certain legal events. The interpretation of such events requires judgment from the management with respect to whether such an event has occurred and whether management feels that reassessment of the carrying value of the asset is required. If an event occurs that could affect the carrying value of the asset and management does not identify it as a triggering event and identify the asset as impaired, future operations could be adversely affected if this asset is subsequently written off or sold for less than its carrying value due to sudden downturns in the business environment.
     Upon the occurrence of triggering events, the carrying amounts of fixed assets are reviewed to assess whether their recoverable amounts have declined below their carrying amounts. Under IFRSs, the recoverable amount is the present value of estimated net future cash flows which we expect to recover from the future use of the asset, plus the asset’s residual value on disposal, discounted at the financial asset’s original effective interest rate. Where the recoverable amount of fixed and other long-lived assets is less than their carrying value, an impairment loss is recognized to write down the assets to their recoverable amount, which is based on the fair value or discounted estimated cash flows.
     Estimation of cash flows arising from future use of the asset requires careful analysis regarding what we expect to recover from its future use. This includes consideration of our target market share and subscription base, market competition, future changes to our cost structure and technological change. In addition, the residual value of the asset on disposal requires judgment, as the estimated fair value of the asset at the time of disposal could change in response to market conditions and changes in expected use of the asset prior to disposal. Changes in the estimate of cash flows arising from expected future use of the asset or its residual value on disposal — based on changes in market conditions, changes in the use of assets, management plan, foreseeable technological changes or otherwise — could significantly change the calculation of the fair value or recoverable amount of the asset and the resulting impairment loss. This in turn could significantly affect the results of our operations.
     For the two years ended August 31, 2009, no impairment fixed assets have been recognized.
Accounts receivable
     Under IFRSs, provision is made against accounts receivable to the extent they are considered to be doubtful. This provision requires judgment regarding the collectability of certain receivables both as they are incurred and as they age. We assess bad debt provision by type of customers, namely residential, corporate and carrier, based on past experience of recovery of old receivables, the aging of the accounts receivable balance and historical write-off experience. Certain receivables may be initially identified as collectible, yet subsequently become uncollectible and result in a subsequent write-off of the related receivable to the consolidated statement of operations. Changes in the collectability of accounts receivable for which provisions are not made could affect our future results of operations.
     Included in the accounts receivable balance (net of allowance for doubtful debts) were receivables for mobile interconnection charges of HK$71.9 million and HK$68.8 million as of August 31, 2008 and 2009 respectively. The balance represented mobile interconnection charges we billed to the local mobile network operators, and some of these charges had not been collected.
     Changes in the allowance for doubtful debts consist of:

	For the year ended August 31,
	2008	2009
	HK$	HK$
	(Amounts in thousands)
Balance at beginning of the year	22,392	11,944
Additions charged to expense	14,293	12,103
Write-off	(24,741)	(20,887)

Balance at the end of the year	11,944	3,160

Deferred taxation
     We recognized deferred tax assets for all deductible temporary differences and operating loss carry forwards to the extent it is probable that future taxable profits will be available against which the asset can be utilized. In assessing whether a deferred tax asset is expected to be utilized in the foreseeable future, our management considers all available evidence, including projected future taxable profit by taking into consideration of the effect of our capital expenditures and other plans, such as the existing network capacity, technological changes, future market trends and projected fixed network coverage.

     The recognition of deferred tax assets requires judgment regarding the results of future operations, including the assumption that there will be sufficient future operations to allow us to utilize the related deferred tax asset. Our management projects future taxable income by considering all available information, including tax planning strategies, historical taxable incomes, and the expiration period of the unused tax losses carry forwards of each of the Company and its subsidiaries. During the year ended August 31, 2008, taking into consideration of the current results of operations, our management assessed that it was probable that sufficient future taxable profits would be generated to utilize the unused tax losses of HK$159.6 million, which resulted in the recognition of deferred tax assets of HK$26.3 million. As at August 31, 2008 and 2009, we had not recognized deferred tax assets in respect of unused tax losses of HK$8.2 million and HK$9.5 million respectively, because it was not probable that future taxable profits could be generated to utilize the tax losses. All tax losses are subject to agreement with local tax authorities. Any changes in the estimate of future operations could change the recognition of our deferred tax assets, which could significantly affect our results of operations.
USC charges
     Our management makes their best estimates for the universal service contribution charges, or USC, payable to PCCW-HKT in order to fund the network development costs incurred by PCCW-HKT in remote areas in Hong Kong. Such estimated costs are included as part of our costs of rendering services. The estimate is made based on the provisional rates announced by the Telecommunications Authority and is effective up to the date of the release of our consolidated financial statements. The Telecommunications Authority periodically reviews the actual costs incurred by PCCW-HKT in the development and adjusts the amounts owed to PCCW-HKT, or to be refunded by it, to the respective USC contributing parties, including us. Accordingly, the estimate made by our management for a financial year is subject to changes based on the revisions published by the Telecommunications Authority up to the date prior to the release of our consolidated financial statements. We adjust such differences as an addition to, or reduction of, the corresponding costs of services in that particular reporting period.
     Any sum received in advance from PCCW-HKT as an estimated refund of USC on a provisional basis, which is subject to the final confirmation and determination of the Telecommunications Authority, is recorded in other payables and accrued charges in our balance sheet.
Operating Results
     The following table sets forth, for the years indicated, a summary of our results of operations.

	For the year ended August 31,
	2008	2009	2009
	HK$	HK$	US$
	(Amounts in thousands)
Revenue
FTNS business	1,011,038	1,230,880	158,813
IDD business	291,943	247,359	31,915

	1,302,981	1,478,239	190,728

Network costs	(178,367)	(175,129)	(22,596)

Other operating expenses	(966,094)	(1,037,964)	(133,922)

Other revenues	24,989	41,540	5,359

Finance costs	(75,137)	(55,127)	(7,112)

Profit before taxation	108,372	251,559	32,457
Income taxes benefit/(expense)	16,818	(38,730)	(4,997)

Net income	125,190	212,829	27,460

Fiscal 2009 Compared to Fiscal 2008
     Revenues. Revenues increased by 13.4% to HK$1,478.2 million in fiscal 2009 from HK$1,303.0 in fiscal 2008, reflecting an increase in revenue from our FTNS business, the effects of which were partially offset by a decrease in revenue from our IDD business. Revenue contribution from our FTNS business increased to 83.3% in fiscal 2009 from 77.6% in fiscal 2008.
•	FTNS business. Revenues from our FTNS business increased by 21.8% to HK$1,230.9 million in fiscal 2009 from HK$1,011.0 million in fiscal 2008. The increase was primarily caused by an increase of 17.7% of our FTNS subscription base to 943,000 as of August 31, 2009 from 801,000 as of August 31, 2008 and, to a lesser extent, an increase in the average revenue per user for our Internet access services. We believe that there was growing market acceptance of premium pricing in fiscal 2009.
o	Broadband Internet access. The subscription base for our Internet access services increased by 23.7%, to 391,000 as of August 31, 2009 from 316,000 as of August 31, 2008. During fiscal 2009, partly as a result of our success in differentiating our services by emphasizing our ultra high Internet access speed, we were able to acquire and retain customers who are willing to enter into subscription contracts with a long service period. Revenues from our Internet access services increased as a result.

o	Local VoIP. The subscription base for our local VoIP services rose by 16.1%, to 382,000 as of August 31, 2009 from 329,000 as of August 31, 2008, mainly due to improved branding and our greater success in cross selling our VoIP services to subscribers of our Internet access services.

o	IP-TV. The subscription base for our IP-TV services increased by 9.0% to 170,000 subscriptions, with the majority of the new subscriptions coming from existing subscribers of our Internet access and local VoIP services.
Also as included in revenue from our FTNS business were mobile interconnection charges of HK$20.6 million in fiscal 2009. The mobile interconnection charges in fiscal 2009 decreased by 30.5% compared to fiscal 2008 due to the withdrawal of regulatory guidance on FMIC in favor of Mobile Party’s Network Pay on April 26, 2009. Prior to April 26, 2009, the mobile network operators were required to pay interconnection charges for all calls originating to and from the mobile users. After April 26, 2009, the chargeability of interconnection charges is subject to commercial negotiation.

•	IDD business. Revenues from our IDD business decreased by 15.3% to HK$247.4 million in fiscal 2009 from HK$292.0 million in fiscal 2008. The decrease was primarily due to the reduction in IDD traffic volume. Competition during the fiscal year was intense as some of our integrated competitors offered international direct dial minutes for free or at very low cost as a marketing incentive to gain local fixed line and mobile market shares. Further, technology from global VoIP providers such as Skype, which offer free PC-to-PC based international calls, was also becoming more prevalent.
     Network costs. Network costs decreased by 1.8% to HK$175.1 million in fiscal 2009 from HK$178.4 million in fiscal 2008 mainly due to a reduction in carrier costs as IDD traffic decreased. The effects of the foregoing, however, were partially offset by the recovery of HK$7.6 million universal services contribution charges from PCCW-HK in fiscal 2008 pursuant to the TA Statement issued by the Telecommunications Authority on December 28, 2007. No similar recovery was recorded in fiscal 2009.
     Other operating expenses. Other operating expenses increased by 7.4% to HK$1,038.0 million in fiscal 2009 from HK$966.1 million in fiscal 2008 mainly due to the following:
     Set forth below is a table summarizing the details of our other operating expenses in fiscal 2008 and 2009:

	For the year ended August 31,
	2008	2009	2009
	HK$	HK$	US$
	(Amounts in thousands)
Staff costs	(247,460)	(302,279)	(39,001)
Advertising and marketing expenses	(307,743)	(299,794)	(38,681)
Depreciation	(210,051)	(206,241)	(26,610)
Others	(200,840)	(229,650)	(29,630)

Other operating expenses	(966,094)	(1,037,964)	(133,922)

•	Staff costs. Staff costs increased by 22.1% to HK$302.3 million in fiscal 2009 from HK$247.5 in fiscal 2008. We increased our total work force by 4.0% to 3,173 employees as of August 31, 2009 from 3,051 employees as of August 31, 2008, primarily due to the increased scale of operations in our FTNS business and the increasing scope in investing and developing our talents through staff education partnership and talent infinity program.

•	Advertising and marketing expenses. Advertising and marketing expenses decreased by 2.6% to HK$299.8 million in fiscal 2009 from HK$307.7 million in fiscal 2008. Our salaries and commissions for our sales and marketing employees were increased by HK$19.5 million due to increases in total contract sum from substantial growth in subscription base. Moreover, our opening of more new shops caused shop related operating costs increased by HK$11.4 million. The effects of the foregoing, however, were partially offset by a decrease in mass media advertising costs of HK$34.4 million.

•	Depreciation. Depreciation decreased by 1.9% to HK$206.2 million in fiscal 2009. Notwithstanding our purchase of additional fixed assets for our network infrastructure as we increased the scale of operations in our FTNS business, a portion of our owned fixed assets were fully depreciated and a lower depreciation expenses was incurred as a result.
     Other revenues. Other revenues increased to HK$41.5 million in fiscal 2009 from HK$25.0 million in fiscal 2008. The increase was mainly contributed by the gain on extinguishment of our 10-year senior notes of HK$31.4 million, the effects of which were partially offset by a decrease in interest income from HK$15.6 million in fiscal 2008 to HK$4.8 million in fiscal 2009 as a result of the decrease in our average cash balance in fiscal 2009 mainly due to senior notes buyback actions.
     Finance costs. Finance costs decreased by 26.6% to HK$55.1 million in fiscal 2009 from HK$75.1 million in fiscal 2008 as a result of the redemption and cancellation of an aggregate principal amount of US$68.0 million of our 10-year senior notes from the market in fiscal 2009.
     Income tax benefit/(expense). We recorded an income tax expense of HK$38.8 million in fiscal 2009, compared to an income tax benefit of HK$16.8 million in fiscal 2008. Included in the income tax benefit in fiscal 2008 was a tax credit of HK$26.3 million related to the deferred tax assets recognized in respect of the tax loss carryforwards of our major operating subsidiary as at August 31, 2008. Based on the results of operations of our major operating subsidiary in recent years and our forecast for future years, we concluded it was probable that the subsidiary would generate sufficient taxable income to utilize the tax loss carryforwards. If such effect was excluded, the income tax expenses increase by HK$29.3 million, which was primarily caused by the increase of our income before taxation.
     Net income. For the foregoing reasons, net income increased to HK$212.8 million in fiscal 2009 from HK$125.2 million in fiscal 2008. Net margin increased to 14.4% in fiscal 2009 from 9.6% in fiscal 2008. The increase in net margin was primarily due to higher revenue contribution from our FTNS business and the better margin achieved in our IDD business as a result of the phasing out of lower margin customers.
Recent accounting pronouncements
     Recent issued and adopted accounting pronouncements under IFRSs have been included in note 31 to our consolidated financial statements.
B. Liquidity and capital resources
     We expect cash flow from operating activities to continue to be our principal source of liquidity. As of August 31, 2009, we had cash and bank balance of HK$221.1 million and pledged bank deposits of HK$15.0 million. Our day-to-day operations are also supported by HK$205.0 million banking facilities, of which only HK$7.8 million was utilized as at August 31, 2009.
     We believe that our current cash and cash equivalents and cash flow from operations will be sufficient to meet our anticipated cash needs, including working capital requirements, capital expenditures, repayment of our indebtedness when fall due and various contractual obligations, for at least the next 12 months. Our cash flows from operations, however, may decrease due to lower customer demand resulting from rapid technological changes, increasing competition resulting from new local and foreign entrants into the market, or our failure to obtain or renew the necessary telecommunication licenses. A decrease in our operating cash flow could adversely affect our ability to make planned capital expenditures, to comply with our obligations under various operating and capital leases and to repay amounts due under banking facilities.
Cash flow
The following table summarizes our cash flows for each of fiscal 2008 and 2009:

	For the year ended August 31,
	2008	2009	2009
	HK$	HK$	US$
	(Amounts in thousands)
Net cash inflow from operating activities	378,563	535,886	69,142
Net cash outflow from investing activities	(147,750)	(176,488)	(22,771)
Net cash outflow from financing activities	(342,550)	(560,407)	(72,306)

Decrease in cash and bank balances	(111,737)	(201,009)	(25,935)
Cash at bank and in hand, at the beginning of year	532,894	421,610	54,398
Effect of foreign exchange rate changes on cash	453	451	58

Cash at bank and in hand, at the end of the year	421,610	221,052	28,521

Operating activities
     Our principal source of cash was cash generated from our FTNS business. Net cash inflow from operating activities increased to HK$535.9 million in fiscal 2009 from HK$378.6 million in fiscal 2008. The net increase in operating cash flow was primarily due to the increased revenue from our FTNS business because of the increase in the subscription base.
Investing activities
     Net cash outflow from investing activities in fiscal 2009 was HK$176.5 million. The net cash outflow was mainly due to our purchase of fixed assets of HK$289.9 million, the effect of which were partially offset by an decrease in pledged bank deposits of HK$72.3 million and net proceeds from maturity of investment in debt securities of HK$28.1 million.
     Net cash outflow from investing activities in fiscal 2008 was HK$147.8 million. The net cash outflow was mainly due to the purchase of fixed assets of HK$189.9 million for the development of our Next Generation Network.
Financing activities
     Net cash outflow from financing activities in fiscal 2009 was HK$560.4 million. The net cash outflow was mainly due to our repurchase of 10-year senior notes for an aggregate consideration of HK$485.8 million (including transaction cost), payment of interest on the 10-year senior notes of HK$52.7 million and payment of cash dividends of HK$23.0 million.
     Net cash outflow from financing activities in fiscal 2008 was HK$342.6 million. The net cash outflow was mainly due to our repurchase of 10-year senior notes for an aggregate consideration of HK$269.4 million, payment of interest on the 10-year senior notes of HK$70.0 million and payment of cash dividends of HK$17.3 million.
Indebtedness
     As of August 31, 2009, we had outstanding debt of HK$163.3 million, most of which consisting of our 10-year senior notes due 2015, which amounted to HK$162.6 million stated at amortized cost and were classified as non-current debt.
10-year senior notes
     On January 20, 2005 we issued unsecured 10-year senior fixed rate notes in the aggregate principle amount of US$125 million at par value and received net proceeds in the amount of US$121.0 million after deduction of expenses and commissions. The 10-year senior notes were rated BB- (stable) by Standard & Poor’s Rating Services and Ba3 (stable) by Moody’s Investors Services. A significant portion of the net proceeds were used to repay in full an existing bank loan in the outstanding amount of HK$196.7 million and to finance capital expenditures, including costs incurred in expanding and upgrading our Next Generation Network. As of August 31, 2009, the 10-year senior notes were stated at the amortized cost of US$21.0 million (HK$162.6 million), compared with the amortized costs of US$87.5 million (HK$683.2 million) as of August 31, 2008.
     The notes mature on February 1, 2015 and bear interest at the fixed rate of 8.75% per annum. Interest on the notes are payable semi-annually in arrears on February 1 and August 1 of each year. The notes are irrevocably and unconditionally guaranteed, jointly and severally, on a senior unsecured basis by all of our existing and future subsidiaries (other than, as of the issue date of the notes, CTI Guangzhou and, subsequently, any other subsidiary prohibited by applicable law, regulation or order from issuing a guarantee of the notes).
     On June 17, 2009, as a result of our tender offer and consent for amendments to the indenture, substantially all of the restrictive covenants in the indenture have been eliminated. Consequently, certain events that would have constituted a violation of such covenants in the past will no longer constitute event of default. We also repurchased an aggregate principal amount of US$68.0 million of the 10-year senior notes from the market for an aggregate consideration (including transaction cost and accrued interest) of US$65.1 million. As of December 15, 2009, an aggregate principal amount of US$21.4 million of the 10-year senior notes remained outstanding.
     On or after February 1, 2010, we may redeem the notes, in whole or in part, at the redemption prices set forth in the indenture governing the notes. In all cases of optional redemption, we will pay principal at the redemption price specified plus accrued and unpaid interest, additional amounts, if any, thereon to, but not including, the date of redemption.
Banking facilities
     As of August 31, 2009, we had available banking facilities of HK$205.0 million of which HK$7.8 million was utilized.
Capital expenditures
     In order to further develop our Next Generation Network and continue to increase the scale of operations of our FTNS business, we plan to make total capital expenditures of approximately HK$300 million to HK$350 million per year in fiscal 2010 and 2011 to increase the coverage of our Next Generation Network from 1.6 million residential homes pass to 2.0 million residential homes pass and from 1,230 commercial buildings to 1,800 commercial buildings. The budgeted capital expenditures will be financed by our internally generated cash flow in the respective years.

C. Research and development, patents and licenses
     We commit considerable resources to our research and development department in order to continuously improve our services and improve our market position. As of August 31, 2009, our research and development team consisted of approximately 21 staff members experienced in systems design, engineering, telecommunications and computer programming. Our research and development department is primarily responsible for assessing and adapting the technology that we employ in upgrading and expanding our Next Generation Network. To identify and develop new market opportunities, the research and development team assesses new services offered by telecommunications and Internet companies in the United States and elsewhere and works closely with our marketing department. Our research and development expenditures were approximately HK$9.6 million and HK$10.8 million for fiscal 2008 and 2009, respectively.
D. Trend information
     Revenue from our IDD business decreased by 15.3% to HK$247.4 million in fiscal 2009 from HK$292.0 million in fiscal 2008. The principal reason for this decrease was the intense competition, as our key competitors introduced highly aggressive price cuts. Partly as a result, the traffic volume of our IDD business decreased by 15.2% to 487.0 million minutes in fiscal 2009 from 574.0 million minutes in fiscal 2008. We expect competition will continue to increase in the future, creating further pressure on our volume and also pricing.
     Revenue from our FTNS business grew by 21.8% to HK$1,230.9 million in fiscal 2009 from HK$1,011.0 million in fiscal 2008. The principal reason for this increase was due to subscription growth of 17.7% to 943,000 accounts as of August 31, 2009 from 801,000 subscription accounts as of August 31, 2008 and, to a lesser extent, an increase in average revenue per subscription account.
     The global economic downturn has had a dampening effect on consumer sentiment and business activities across the globe. We believe that the impact of the downturn on our operations has been limited because our FTNS and IDD services are regarded as “semi-utility” services. However, if the global economic downturn continues for a long period of time, demand for our services may decrease.
E. Off-balance sheet arrangements
     We have not entered into any off-balance-sheet arrangements with any entities or individuals.
F. Tabular disclosure of contractual obligations
     The following table sets forth information regarding our aggregate payment obligations in future years of the contractual obligations and commercial commitments that we had as of August 31, 2009.

	Payments due by period
			More than	More than
			1 year	3 years
		Within	but within	but within	More than
	Total	1 year	3 years	5 years	5 years
Contractual obligations	HK$	HK$	HK$	HK$	HK$
	(Amounts in thousands)
Capital expenditure items	150,099	150,099	—	—	—
Operating leases	96,381	66,708	19,284	4,118	6,271
10-year senior notes	244,117	14,489	28,978	28,978	171,672
Obligation under finance leases	820	237	320	192	71
Other current liabilities	262,420	262,420	—	—	—
Programming fees (IP-TV)	15,332	9,094	6,238	—	—

Total	769,169	503,047	54,820	33,288	178,014

G. Safe Harbor
     See “Note regarding forward-looking statements”.

Item 6 Directors, senior management and employees
A. Directors and senior management
     Our board of directors consists of eight directors, three of whom, Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu, are independent non-executive directors and one of whom, Dr. Cheung Mo Chi, Moses, is a non-executive director. The remaining four, Mr. Wong Wai Kay, Ricky, Mr. Cheung Chi Kin, Paul, Mr. Yeung Chu Kwong, William and Mr. Lai Ni Quiaque, are executive directors.
     The following table sets forth certain information concerning our directors and senior management as of December 15, 2009.

			Date
			joined City
Name	Age	Position	Telecom
Board of directors:

WONG Wai Kay, Ricky	48	Chairman	1992

CHEUNG Chi Kin, Paul	52	Vice Chairman	1992

YEUNG Chu Kwong, William	49	Executive Director and Chief Executive Officer	2005

LAI Ni Quiaque	40	Executive Director, Chief Financial Officer, Company Secretary and Head of Talent Engagement	2004

CHENG Mo Chi, Moses	59	Non-Executive Director	1997

LEE Hon Ying, John	63	Independent Non-Executive Director	1997

CHAN Kin Man	50	Independent Non-Executive Director	1997

PEH Jefferson Tun Lu	50	Independent Non-Executive Director	2004

Senior management:

CHONG Kin Chun, John	47	Managing Director of Corporate Division	1996

LO Sui Lun	45	Director of Corporate Affairs Department	1998

TAM Ming Chit	44	Chief Technology Officer	2008

TO Wai Bing	47	Managing Director of Business Development	2007
Executive directors
     Mr. WONG Wai Kay, Ricky, aged 48, is the co-founder and Chairman of the Group. He is responsible for our overall strategic planning and management. Mr. Wong has over 20 years’ experience in the telecommunications and computer industries. He had worked at a major US-listed computer company as a marketing representative and was responsible for marketing and distribution of computer products in Hong Kong from 1985 to 1989. He was also a co-founder and director of a company principally engaged in import and distribution of computer systems in Canada prior to co-founding of the Group. Mr. Wong holds a Bachelor’s Degree in Science and a Master of Business Administration Degree (Executive MBA Program) from The Chinese University of Hong Kong. He is a first cousin of Mr. Cheung Chi Kin, Paul, the Vice Chairman of the Group. Currently, Mr. Wong is a member of Zhejiang Committee, Chinese People’s Political Consultative Conference, a member of the Board of Trustees, United College, The Chinese University of Hong Kong and a member of the executive committee of the Digital Solidarity Fund of Hong Kong Council of Social Service.
     Mr. CHEUNG Chi Kin, Paul, aged 52, is the co-founder and Vice Chairman of the Group. Mr. Cheung is responsible for overall strategic planning and management of the Group. Prior to that, Mr. Cheung was appointed as the Chief Executive Officer and was responsible for our day-to-day operations and technological research, development and support activities. Mr. Cheung has more than 28 years’ experience in the telecommunications and computer industries. He had worked in companies engaged in application software development and computer consultancy prior to co-founding of the Group. Mr. Cheung graduated with a Diploma of Advanced Programming and System Concepts Design from Herzing Institute, Canada. Mr. Cheung is a first cousin of Mr. Wong Wai Kay, Ricky, the Chairman of the Group.

     Mr. YEUNG Chu Kwong, William, aged 49, was appointed as the Executive Director and Chief Executive Officer of the Group in November 2008 with the responsibilities for developing corporate strategies and overseeing the operations of the entire Group. Before that, Mr. Yeung joined the Group as Chief Operating Officer in October 2005. He was in charge of our Customer Engagement Department overseeing customer relationship management and was also in charge of our Network Development Department. Mr. Yeung has more than 18 years’ experience in the telecommunications industry. Prior to joining the Group, Mr. Yeung was the Director of Customers Division in Smartone-Vodafone, the General Manager of Personal Communications and Retail Division in Tricom Telecom Limited, and was also an Inspector of Police in the Hong Kong Police Force. Mr. Yeung holds a Bachelor of Arts Degree from Hong Kong Baptist University, a Master of Business Administration Degree from University of Strathclyde, UK and a Master of Science Degree in Electronic Commerce and Internet Computing from The University of Hong Kong. He is also a graduate of the Senior Executive Program of the Columbia University Graduate School of Business in New York.
     Mr. LAI Ni Quiaque, aged 40, is Chief Financial Officer, Company Secretary and Head of Talent Engagement. Mr. Lai joined the Group in May 2004. Mr. Lai has extensive experience in telecommunications industry, research and finance, being highly rated in this field. Prior to joining the Group, Mr. Lai was a Director and Head of Asia Telecom Research for Credit Suisse and was involved in global fund raisings for a wide range of Asian Telecom carriers such as China Mobile, China Telecom, China Unicom, China Netcom, SK Telecom, PCCW, Telekom Malaysia, etc. Before that, Mr. Lai held positions with Hongkong Telecom and Kleinwort Benson Securities (Asia). Mr. Lai holds a Bachelor of Commerce degree from the University of Western Australia and an Executive Master of Business Administration Degree from Kellogg-HKUST. Mr. Lai is a Fellow member of HKICPA and CPA Australia and is a Member of the Hong Kong Institute of Directors. Mr. Lai has also been appointed as a member of the Remuneration Committee of the Company.
Non-executive director
     Dr. Cheng Mo Chi, Moses, aged 59, was appointed as an Independent Non-executive Director of the Group since June 17, 1997 and has been re-designated as a Non-executive Director of the Group with effect from September 30, 2004. Dr. Cheng has also been appointed as a member of the Remuneration Committee of the Company. Dr. Cheng is a practicing solicitor and the senior partner of Messrs. P.C. Woo & Co.. Dr. Cheng was, a member of the Legislative Council of Hong Kong. He is the Founder Chairman of the Hong Kong Institute of Directors of which he is now the Honorary President and Chairman Emeritus. Dr. Cheng currently holds directorships in K. Wah International Holdings Limited, China COSCO Holdings Company Limited, China Mobile Limited, China Resources Enterprise, Limited, Towngas China Company Limited, Hong Kong Exchanges and Clearing Limited, Kader Holdings Company Limited, Liu Chong Hing Investment Limited, Guangdong Investment Limited and Tian An China Investments Company Limited, all being public listed companies in Hong Kong. His other directorships in public listed companies in the last 3 years include Beijing Capital International Airport Company Limited, Galaxy Entertainment Group Limited and Shui On Construction and Materials Limited, all being public listed companies in Hong Kong. He is also an independent non-executive director of ARA Assets Management Limited, a company whose shares are listed on Singapore Exchange Limited, and an independent director of ARA Assets Management (Singapore) Limited, which manages Fortune Real Estate Investment Trust, a real estate investment trust listed on Singapore Exchange Limited.
Independent non-executive directors
     Mr. LEE Hon Ying, John, aged 63, is the managing director of Cyber Networks Consultants Company in Hong Kong. He was the Regional Director, Asia Pacific of Northrop Grumman-Canada, Ltd. He was previously the director of network services of Digital Equipment (HK) Limited and prior to that, worked for Cable and Wireless (HK) Limited and Hong Kong Telecom. He is a chartered engineer and a member of each of Institution of Engineering and Technology, the United Kingdom, and the Hong Kong Institution of Engineers and the Hong Kong Computer Society. He received a Master’s Degree in Information System from The Hong Kong Polytechnic University in 1992. In addition, he is the Territory Vice-president of the Society of St. Vincent de Paul of Asia and Oceania, which is an international charity body. He is the Commission member of Catholic Diocese of Hong Kong Diocesan for Hospital Pastoral Care. Mr. Lee has been a Director of the Group since June 1997. Mr. Lee is also the chairman of the Audit Committee and Remuneration Committee of the Company.
     Dr. CHAN Kin Man, aged 50, is Director of Centre for Civil Society Studies and Associate Professor of the Department of Sociology of The Chinese University of Hong Kong. He received a Bachelor of Social Science Degree from The Chinese University of Hong Kong in 1983 and a Doctor of Philosophy Degree from Yale University in the U.S. in 1995. Dr. Chan has been a Director of the Group since June 1997. Dr. Chan has also been appointed as a member of the Audit Committee and Remuneration Committee of the Company.
     Mr. PEH Jefferson Tun Lu, aged 50, is a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants and a Certified Practicing Accountant of CPA Australia. Mr. Peh holds a Master Degree in Business from the University of Technology, Sydney. He has over 27 years of experience in finance, accounting and management from listed and private companies in Hong Kong and Australia. Mr. Peh has been a Director of the Group since September 2004. Mr. Peh has also been appointed as a member of the Audit Committee and Remuneration Committee of the Company.
Senior management
     Mr. CHONG Kin Chun, John, aged 47, is the Managing Director of the Corporate Division of the Group. He is responsible for sales, servicing and network expansion development of the Group’s international telecommunications services and fixed telecommunications network services for business and corporate customers. Mr. Chong joined the Group in February 1996 and holds a Bachelor’s Degree in Arts from The University of Hong Kong. Mr. Chong worked as a general manager overseeing product management and the sales force of a listed telecommunications products company in Hong Kong from 1987 to 1996.

     Mr. LO Sui Lun, aged 45, is the Director of Corporate Affairs Department of the Group. He is primarily responsible for regulatory and carrier relations matters of the Group. In addition, Mr. Lo is also responsible for overseeing the legal and company secretarial functions of the Group. Before taking up his current position, Mr. Lo was in charge of regulatory, carrier business, international business, network operation and network development for Hong Kong Broadband Network Limited, the wholly-owned subsidiary of the Company. Mr. Lo joined the Group in September 1998. Prior to that, Mr. Lo worked for PCCW (formerly known as “Hong Kong Telecom”) for 9 years, gaining experience in network planning and undersea cable investment. Mr. Lo holds a Bachelor’s Degree in Sciences in Electronics from The Chinese University of Hong Kong and a Master’s Degree in Business Administration from the University of Strathclyde, U.K.
     Dr. TAM Ming Chit, aged 44, is Chief Technology Officer of the Group. He is responsible for the Group’s network, information system development and operations including broadband networking, IPTV, wireless applications, as well as VoIP networks. Prior to joining the Group in 2008, Dr. Tam held various technical positions in various institutions in Hong Kong and overseas, such as Alcatel-Lucent, Citibank and SRA. He has over 16 years of operational experience in the information technologies and telecom industry. Dr. Tam holds a Bachelor of Science (Hons) in Computer Science from Imperial College, University of London, U.K. and a Doctor of Philosophy in Computer Science from the University of Pennsylvania, U.S.A.
     Ms. TO Wai Bing, aged 47, is the Managing Director of Business Development of the Group. Ms. To is also in charge of International Business Department, Carrier Business Department and Pay TV Department. She is responsible for the control of cost of services, sales of carrier business, development of Pay TV business, explore and secure business partnerships to strengthen the Group’s business operations and development. Before joining the Group, Ms. To had worked in the Hong Kong Telecom Group for 16 years after graduating from The Hong Kong Polytechnic University with a Diploma in Electronic Engineering and subsequently a Higher Certificate in Electronic Engineering. Ms. To rejoined the Group in May 2007 after her previous service with the Group from September 1998 to July 2006.
B. Compensation
Directors’ and senior management’s compensation
     Our directors and senior management receive compensation in the form of salaries, housing allowances, discretionary bonuses, other allowances and benefits in kind, including our contribution to the pension schemes for such individuals. We also granted share options to various directors and members of our senior management. For more information regarding share options granted to directors and members of our senior management, see Item 6 “Directors, senior management and employees — Share ownership” below in this annual report.
     Our senior management and employees are entitled to receive an annual discretionary bonus based on their individual performance and our financial performance during the year in question.
     The aggregate amount of salaries or other compensation, housing allowances, other allowances and benefits in kind paid by us to our directors and senior management was approximately HK$38.8 million for fiscal 2009, compared with HK$32.5 million for fiscal 2008. The aggregate amount of contribution that we made to the retirement or similar benefits for our directors and members of our senior management was HK$2.6 million for fiscal 2009, compared with HK$2.4 million for fiscal 2008.
     Except as discussed herein, no other payments have been paid or are payable, in respect of fiscal 2009, by us or any of our subsidiaries to our directors and senior management.
C. Board practices
Service contracts
     We entered into service agreements with our four executive directors, Messrs Wong Wai Kay, Ricky, Cheung Chi Kin, Paul, Yeung Chu Kwong, William and Lai Ni Quiaque, respectively. These service agreements include non-competition clauses under which our executive directors agree not to compete with us in accordance with the terms and conditions therein and shall continue to be effective unless and until terminated by either party of the respective service agreements. None of the agreements provide for any benefits or compensation upon termination of employment.
“Controlled company” exemption
     We are a “controlled company” within the meaning of the NASDAQ Marketplace Rules, since Top Group International Limited holds more than 50% of our voting power. As such, we are exempt from the NASDAQ Marketplace Rules requirement that a majority of a company’s board of directors must qualify as independent directors within the meaning of the NASDAQ Marketplace Rules. We are also exempt from the NASDAQ Marketplace Rules requirement regarding nominations and remuneration. In accordance with the laws of Hong Kong, the nomination and remuneration of our directors are governed by our Articles of Association. Pursuant to our Articles of Association, our directors are appointed by our shareholders in general meeting, and our directors’ fees are recommended by the remuneration committee of our board of directors and determined by our shareholders at the annual general meeting
Audit committee
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

     The audit committee is governed by an audit committee charter, which was adopted by our board of directors at a meeting held in August 2004. It is responsible for the following:
•	overseeing the accounting and financial reporting process of the Company and the audits of the Company’s consolidated financial statements on behalf of the board of directors; and

•	the appointment, compensation, retention and oversight of the work of the Company’s independent auditors (including resolution of disagreements between management and the auditors regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company.
     As provided in our audit committee charter, the audit committee is required to meet in person or telephonically at least twice a year and has the resources and authority appropriate to discharge its responsibilities as required by law, including the authority to engage independent counsel and other advisors as the audit committee deems necessary to carry out its duties.
     The audit committee met four times in fiscal 2009. The major works performed by the committee from September 1, 2008 to August 31, 2009 included the following:
-	Reviewed the Company’s consolidated financial statements for the year ended August 31, 2008 and for the six months ended February 28, 2009;
-	Reviewed the internal audit progress, including the procedures required for the compliance with the Sarbanes-Oxley Act;
-	Reviewed the external auditor’s report on the review of the Company’s interim financial report for the six months ended February 28, 2009 and the Company’s audited consolidated financial statements for the year ended August 31, 2008; and
-	Pre-approved the audit and non-audit services provided by KPMG, the Company’s external auditor.
Remuneration committee
     Our board of directors established a remuneration committee in August 2001 to oversee the Company’s remuneration packages for executive directors. Among others, each of our executive directors is entitled to receive an annual discretionary bonus of such amount as determined by the board of directors upon recommendation and approval by the remuneration committee. The remuneration committee is comprised of six members with three independent non-executive directors, Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu, the non-executive director, Dr. Cheng Mo Chi, Moses, Mr. Lai Ni Quiaque, the executive director, Chief Financial Officer, Company Secretary and Head of Talent Engagement and our director of Talent Management. The remuneration committee’s objectives are set out as follows:
-	Establish formal, fair and transparent procedures for developing policy and structure of all remuneration of directors and senior management.
-	Review and consider the Company’s policy for remuneration of directors and senior management.

-	Recommend the remuneration packages of non-executive directors (including independent non-executive directors).
     The remuneration committee held one meeting during fiscal 2009. The major works performed by the committee from September 1, 2008 to August 31, 2009 included the following:
-	Reviewed and approved the proposed discretionary performance bonus for the management committee members;

-	Reviewed and approved the remuneration packages for management committee members; and

-	Reviewed and approved the remuneration for the directors.
D. Employees
     The following table sets forth the number of our employees by functional area as of August 31, 2009.

Employees
Information technology and engineering	437
Sales and marketing, customer service and “Special Duty Unit”, or SDU	2,433
General administration and others	303

Total	3,173

     The following table sets forth the number of our employees by geographical region as of August 31, 2009.

Employees
Hong Kong	1,633
Guangzhou	1,520
Canada	20

Total	3,173

     As of August 31, 2008 and 2009, we had 3,051 and 3,173 employees, respectively. The increase in our total number of employees in fiscal 2009 was mainly due to the expansion in our FTNS business.
E. Share ownership
Share ownership
     The following table sets forth the share ownership of our directors and senior management as of December 15, 2009.

		Number	Percentage
		of shares	of shares	Outstanding
	Identity of person	beneficially	beneficially	share
Title of class	or Group	owned	owned	options
		(note 4)	(note 3)
			%
Ordinary shares	Wong Wai Kay, Ricky	346,959,573 (note 1)	51.05	8,091,604

Ordinary shares	Cheung Chi Kin, Paul	382,100,443 (note 2)	56.22	8,091,604

Ordinary shares	Yeung Chu Kwong, William	3,000,000	Less than 1.0	7,062,956

Ordinary shares	Lai Ni Quiaque	10,392,506	1.53	8,067,690

Ordinary shares	Chong Kin Chun, John	2,777,089	Less than 1.0	2,022,900

Ordinary shares	Lo Sui Lun	Nil	Nil	2,022,901

Ordinary shares	Tam Ming Chit	Nil	Nil	1,007,465

Ordinary shares	To Wai Bing	Nil	Nil	1,007,465

Notes:

(1)	Of the 346,959,573 shares, 339,814,284 shares are beneficially owned through Mr Wong’s 42.12 % interest in Top Group International Limited, or Top Group, and 7,145,289 shares are owned directly by Mr Wong.

(2)	Of the 382,100,443 shares, 339,814,284 shares are beneficially owned through Mr Cheung’s 27.06% interest in Top Group, 17,361,820 shares are owned directly by Mr. Cheung and 24,924,339 shares are beneficially owned through Mr. Cheung’s 50% interest in Worship Limited.

(3)	Percentage ownership is based on 679,594,047 shares issued as of December 15, 2009.

(4)	Beneficial ownership is determined in accordance with the rules of the SEC.

Item 6 Directors, senior management and employees (continued)
Share ownership (continued)
     The following table sets forth the share options for the details of the share options held by the directors and senior management of the Company as at December 15, 2009:

						Adjustment
				Options		to number	Options	Options
			Balance	granted		of options	exercised	cancelled/	Balance
			as at	during		for 2008	during	lapsed	as at
	Date of	Exercise	January 9,	the	Exercise	Final	the	during	December 15,
	grant	price	2009	period	period	dividend	period	the period	2009
						(note 1)
		HK$
Directors
Mr. Wong Wai Kay, Ricky	January 5, 2005	1.5224 (note 4)	8,053,478	—	January 5, 2005 to October 20, 2014	38,126	—	—	8,091,604

	May 22, 2006	0.6523 (note 5)	6,040,108	—	May 22, 2007 to May 21, 2016	28,593	6,068,701	—	—

Mr. Cheung Chi Kin, Paul	January 5, 2005	1.5224 (note 4)	8,053,478	—	January 5, 2005 to October 20, 2014	38,126	—	—	8,091,604

	May 22, 2006	0.6523 (note 5)	6,040,108	—	May 22, 2007 to May 21, 2016	28,593	6,068,701	—	—

Mr. Yeung Chu Kwong, William	May 22, 2006	0.6523 (note 5)	1,013,369	—	May 22, 2007 to May 21, 2016	4,796	—	—	1,018,165

	February 6, 2008	1.7568 (note 6)	6,016,309	—	(note 2)	28,482	—	—	6,044,791

Mr. Lai Ni Quiaque	May 22, 2006	0.6523 (note 5)	2,013,369	—	May 22, 2007 to May 21, 2016	9,530	—	—	2,022,899

	February 11, 2008	1.8660 (note 7)	6,016,309	—	(note 3)	28,482	—	—	6,044,791

Senior management

Mr. Chong Kin Chun, John	October 21, 2004	1.5224 (note 4)	2,013,368	—	January 1, 2005 to October 20, 2014	9,532	—	—	2,022,900

	May 22, 2006	0.6523 (note 5)	503,342	—	May 22, 2007 to May 21, 2016	2,383	505,725	—	—

Mr. Lo Sui Lun	October 21, 2004	1.5224 (note 4)	503,343	—	January 1, 2005 to October 20, 2014	2,383	—	—	505,726

	May 22, 2006	0.6523 (note 5)	1,510,026	—	May 22, 2007 to May 21, 2016	7,149	—	—	1,517,175

Dr. Tam Ming Chit	May 2, 2008	1.7866 (note 8)	1,002,718	—	(note 2)	4,747	—	—	1,007,465

Ms. To Wai Bing	February 15, 2008	1.7568 (note 6)	1,002,718	—	(note 2)	4,747	—	—	1,007,465

Item 6 Directors, senior management and employees (continued)
Share ownership (continued)

Notes:

(1)	As a result of allotment of 12,212,142 new shares to shareholders of the Company who elected to receive the 2008 Final Dividend in shares on February 25, 2009, the exercise price of and the number of share subject to the 60,299,426 share options outstanding on December 19, 2008 (being the Record Date for determining the entitlement of 2008 Final Dividend) were adjusted pursuant to the 2002 Share Option Scheme with effect from February 25, 2009. The closing price per share immediately before the date of the grant of the Options was HK$0.88.

(2)	The exercise of the Options is subject to certain conditions that must be achieved by the grantees. The Options shall be exercised not later than December 23, 2012.

(3)	The exercise of the Options is subject to the performance of the Company’s share. The Options shall be exercised not later than December 23, 2012.

(4)	Exercise price of the share options was adjusted from HK$1.5297 to HK$1.5224 per ordinary share as a result of our payment of the 2008 Final Dividend (see note 1).

(5)	Exercise price of the share options was adjusted from HK$0.6554 to HK$0.6523 per ordinary share as a result of our payment of the 2008 Final Dividend (see note 1).

(6)	Exercise price of the share options was adjusted from HK$1.7652 to HK$1.7568 per ordinary share as a result of our payment of the 2008 Final Dividend (see note 1).

(7)	Exercise price of the share options was adjusted from HK$1.8749 to HK$1.8660 per ordinary share as a result of our payment of the 2008 Final Dividend (see note 1).

(8)	Exercise price of the share options was adjusted from HK$1.7951 to HK$1.7866 per ordinary share as a result of our payment of the 2008 Final Dividend (see note 1).
     All shareholders own ordinary shares and enjoy the same voting rights with respect to each share.
Share Option Schemes
     We adopted a second share option scheme, which we refer to as the 2002 Share Option Scheme, on December 23, 2002 and terminated the share option scheme adopted on July 12, 1997, which we refer to as the 1997 Share Option Scheme. Upon termination of the 1997 Share Option Scheme, no further options can be granted under the 1997 Share Option Scheme. Options granted under the 1997 Share Option Scheme that are not exercised lapsed automatically on July 12, 2007. Under the terms of the 2002 Share Option Scheme, our board of directors may, in its discretion from time to time, and subject to such conditions as the board may determine, within ten years beginning on December 23, 2002, grant any employee or executive or officer of the Company or any of its subsidiaries (including executive, non-executive and independent non-executive directors of each of the abovementioned companies) and any suppliers or professional advisers who will or have provided services to the Company and/or its subsidiaries to subscribe for our ordinary shares.
     The maximum number of ordinary shares which may be issued upon exercise of all options to be granted under our 2002 Share Option Scheme and any of our other share option scheme(s) must not exceed 10% of the ordinary shares in issue as of the date of approval or adoption of the scheme by the shareholders on December 23, 2002. Ordinary shares which would have been issuable pursuant to options which have lapsed in accordance with the terms of such share option schemes will not be counted for the purpose of the 10% limit. Such limit may be refreshed upon approval by shareholders and compliance with all requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, which we refer to as the Listing Rules. Pursuant thereto, such limit was refreshed with the approval of our shareholders in our annual general meeting held on December 24, 2007 up to a maximum limit equal to 10% of our total number of issued shares as at December 24, 2007. Notwithstanding the foregoing, the number of ordinary shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under our 2002 Share Option Scheme and any of our other share option scheme(s) at any time shall not exceed 30% of the total number of ordinary shares in issue from time to time.
     The total number of ordinary shares issued and which may be issued upon exercise in full of the options granted under our 2002 Share Option Scheme and any of our other share option scheme(s) (including exercised, cancelled and outstanding options) to each eligible participant in any 12-month period up to and including the date of grant shall not exceed 1% of the outstanding ordinary shares as at the date of grant. Any further grant of options in excess of this 1% limit must be approved by shareholders.
     The subscription price for an ordinary share payable by a participant upon the exercise of any option granted under the 2002 Share Option Scheme will be determined by the Board in its absolute discretion, except that such price will not be less than the highest of (a) the closing price of the ordinary shares as stated in The Stock Exchange of Hong Kong Limited’s daily quotations sheet on the date of grant, which must be a business day; (b) the average of the closing prices of the ordinary shares as stated in The Stock Exchange of Hong Kong Limited’s daily quotations sheets for the 5 business days immediately preceding the date of grant; and (c) the nominal value of an ordinary share.

     Any grant of options to any of our directors, chief executives or substantial shareholders or any of their respective associates (as defined in the Listing Rules) is required to be approved by our non-grantee independent non-executive directors. If we propose to grant options to a substantial shareholder or any of its independent non-executive directors, or their respective associates, which will result in the number of ordinary shares issued and to be issued upon exercise of options granted and to be granted under our 2002 Share Option Scheme and any of our other share option scheme(s) (including options exercised, cancelled and outstanding) to such person in the 12-month period up to and including the date of such grant (a) representing in aggregate over 0.1% of the outstanding ordinary shares; and (b) having an aggregate value in excess of HK$5 million, based on the closing price of the ordinary shares at the date of each grant, such further grant of options will be subject to approval by shareholders and all requirements under the Listing Rules.
     A grant of options may not be made after a price sensitive event has occurred or a price sensitive matter has been the subject of a decision until such price sensitive information, including annual and interim results, has been made public.
     The period during which an option may be exercised will be determined by our board of directors in its absolute discretion, except that no option may be exercised later than ten years from the date of grant. No option may be granted more than ten years after December 23, 2002. Subject to our earlier termination, the 2002 Share Option Scheme shall be valid and effective for a period of ten years after the date of adoption, that is, until December 23, 2012. In addition and to the extent not already exercised, an option will automatically lapse and not be exercisable upon the occurrence of any of the following events:
(a)	the expiry date relevant to that option;

(b)	one month following the date a grantee ceases to be an eligible participant for any reason other than death or termination of his relationship with us (or the relevant subsidiary, as the case may be) on any of the grounds specified in (g) below;

(c)	12 months, or such longer period as the Board may determine, following the death of a grantee whose relationship with us (or the relevant subsidiary, as the case may be) would not have been terminated on any of the grounds specified in (g) below;

(d)	21 days following the date an effective resolution is passed for our voluntary winding-up;

(e)	subject to (d) above, the date of commencement of such winding-up;

(f)	the date on which any compromise or arrangement between us and our members or creditors in connection with a scheme for our reconstruction or our amalgamation with any other company or companies becomes effective;

(g)	the date on which the grantee ceases to be an eligible participant by reason of the termination of his or her relationship with us or the relevant subsidiary on any one or more of the grounds of serious misconduct or breach, bankruptcy, insolvency, composition with his or her creditors or conviction of any criminal offence involving his or her integrity or honesty or, in the case of a grantee-employee and if so determined by the Board, on any other common law, statutory or contractual ground on which an employer would be entitled to terminate such grantee’s employment;

(h)	14 days following the date a general offer (which has been made to shareholders by way of take-over offer, share repurchase offer or scheme of arrangement or otherwise in like manner) becomes, or is declared unconstitutional; and

(i)	the date on which we cancel the options by reason that the grantee in any way sells, transfers, charges, mortgages, encumbers or creates any interest in favour of any third party over or in relation to any of his or her options or attempt to do so.
     As of December 15, 2009, a total number of 90,247,857 options were granted, 32,792,350 options were exercised, 13,902,353 options were lapsed and 43,553,154 options remain outstanding and unexercised. Total number of 50,619,336 options are available for issue as of December 15, 2009.

Item 7 Major shareholders and related party transactions
A. Major shareholders
     The following table sets forth certain information regarding ownership of our ordinary shares as of December 15, 2009 by all persons who are known to us to own beneficially 5% or more of our ordinary shares.

			Percentages
			of shares
	Identity of person	Beneficially	beneficially
Title of class	or Group	owned	owned
		(note 5)	(note 1)
			%
Ordinary shares	Wong Wai Kay, Ricky	346,959,573 (note 2)	51.05

Ordinary shares	Cheung Chi Kin, Paul	382,100,443 (note 3)	56.22

Ordinary shares	Top Group International Limited	339,814,284	50.00

Ordinary shares	Leung Ka Pak	339,814,284 (note 4)	50.00

Ordinary shares	Yau Ming Yan, Andrew	339,814,284 (note 4)	50.00

Notes:

(1)	Percentage ownership is based on 679,594,047 shares issued as of December 15, 2009.

(2)	Of the 346,959,573 shares, 339,814,284 shares are beneficially owned through Mr. Wong’s 42.12 % interest in Top Group International Limited or Top Group, and 7,145,289 shares are owned directly by him. Top Group International Limited, Top Group is a holding company incorporated in British Virgin Islands with no active operations. Top Group has two directors, Mr. Wong Wai Kay, Ricky and Mr. Cheung Chi Kin, Paul, who are our chairman and vice chairman respectively. They are two of shareholders of Top Group. Mr. Leung Ka Pak and Mr. Yau Ming Yan, Andrew are the two other shareholders of Top Group.

(3)	Of the 382,100,443 shares, 339,814,284 shares are beneficially owned through Mr. Cheung’s 27.06% interest in Top Group, 17,361,820 shares are owned directly by Mr. Cheung and 24,924,339 shares are beneficially owned through Mr. Cheung’s 50% interest in Worship Limited.

(4)	The 339,814,284 shares are beneficially owned through Mr. Leung’s 21.00% and Mr. Yau’s 9.82% interest in Top Group. Mr. Leung Ka Pak was a director and the president of all of the Company’s subsidiaries in Canada (other than City Telecom (Canada) Inc.). He resigned as a director and president in October 2005. After Mr. Leung resigned, Mr. Yau Ying Yan, Andrew was a director and the president of all subsidiaries in Canada (other than City Telecom (Canada) Inc.). He resigned as a director and president in July 2006.

(5)	Beneficial ownership is determined in accordance with the rules of the SEC.
     As of December 15, 2009, there were 13 registered holders of 3,295,700 American Depositary Shares in the United States, consisting of 9.70% of our outstanding shares.
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
Contracts with our directors and senior management
     All of our directors and senior management have employment service agreements with us. Certain of our directors and senior management receive housing allowances, pensions, bonuses and commissions. In addition, some of our directors are also senior management of City Telecom and these persons may also have the ability to make significant business decisions effecting our operations. See Item 6 “Directors and senior management” above of this annual report for details concerning these arrangements.

C. Interests of experts and counsel
Not applicable.
Item 8 Financial information
A. Consolidated statements and other financial information
Financial statements
See pages F-1 – F-51 following Item 19.
Legal and regulatory proceedings
     We are currently involved in a material legal or regulatory proceeding relating to Fixed Mobile Interconnection Charges, or FMIC, as described below:
     In February 2008, our wholly owned subsidiary, HKBN, requested the Telecommunications Authority to make a determination, pursuant to section 36A of the Telecommunications Ordinance (Cap 106), in respect of the level of fixed-mobile interconnection charge, or FMIC, to be paid by four mobile operators including China Mobile Hong Kong Company Limited, CSL Limited, Hutchison Telephone Company Limited, and SmarTone Mobile Communications Limited on the rate of FMIC and the interest thereon. This FMIC is paid by a mobile network operator to the interconnecting fixed network operator for telephony traffic both from a fixed line to a mobile phone and from a mobile phone to a fixed line. In September 2008, the Telecommunications Authority indicated that it accepted HKBN’s request for determination and on November 25, 2009 issued its Preliminary Analysis for the parties’ comments. The determination proceedings will progress into 2010.
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
     For fiscal 2009, an interim dividend was declared at HK3 cents per ordinary share. The total amount of HK$19,904,437.98 was paid as cash dividend on June 26, 2009.
     A final dividend of HK16 cents per ordinary share was proposed on November 5, 2009, which was subsequently approved by shareholders in the annual general meeting held on December 18, 2009. The 2009 Final Dividend will be paid on or about December 30, 2009.
B. Significant changes
None.
Item 9 The offer and listing
A. Offer and listing details
     Our ordinary shares have been listed under the number “1137” on The Stock Exchange of Hong Kong Limited, or the HKSE, since August 4, 1997. Our American depositary shares, each representing 20 ordinary shares, have been listed under the symbol “CTEL” on Nasdaq since November 3, 1999. Our 10-year senior notes were listed under the ISIN codes of US178677AA87 and USY16599AA30 on the Singapore Exchange Securities Trading Limited, or SGX-ST, on January 24, 2005. The 10-year senior notes were subsequently exchanged for registered notes with ISIN code US178677AB60 pursuant to a registration statement under the U.S. Securities Act of 1933 on June 24, 2005.
     The price of our ordinary shares on the HKSE as of its close of trading on December 15, 2009 was HK$3.590 per share. The table below shows the high and low closing prices of the shares on the HKSE since listing.

	Price
	High	Low
	(In HK$)
2004	2.975	1.310
2005	1.530	0.550
2006	0.830	0.570
2007	3.670	0.830

	Price
	High	Low
	(In HK$)
2008	2.170	0.750

2007

January to March	1.560	0.830
April to June	2.200	1.250
July to September	2.120	1.780
October to December	3.670	1.930

2008

January to March	2.170	1.620
April to June	2.090	1.670
July to September	1.950	1.340
October to December	1.360	0.750

2009

January to March	1.140	0.840
April to June	1.780	1.100
July to September	2.630	1.630
October to December (through December 15, 2009)	3.950	2.500

2009

June	1.780	1.610
July	1.860	1.630
August	2.070	1.850
September	2.630	2.030
October	2.880	2.550
November	3.920	2.500
December (through December 15, 2009)	3.950	3.440
     The price of our American depositary shares on Nasdaq as of its close of trading on December 15, 2009 was US$9.249 per American depositary share. The table below shows the high and low closing prices of the American depositary shares on Nasdaq since listing.

	Price
	High	Low
	(In US$)
2004	7.720	3.320
2005	3.980	1.370
2006	2.009	1.380
2007	10.750	2.010
2008	5.750	1.915

2007

January to March	4.350	2.010
April to June	5.830	3.100
July to September	5.600	4,050
October to December	10.750	4.830

2008

January to March	5.580	4.250
April to June	5.750	4.370
July to September	4.910	2.950
October to December	3.380	1.915

2009

January to March	2.870	2.000
April to June	4.650	2.870
July to September	7.023	4.050
October to December (through December 15, 2009)	10.300	6.610

2009

June	4.650	4.010
July	4.830	4.050

	Price
	High	Low
	(In US$)
August	5.240	4.560
September	7.023	5.290
October	7.750	6.750
November	10.000	6.610
December (through December 15, 2009)	10.300	8.800
B. Plan of distribution
Not applicable.
C. Markets
See Item 9A above.
D. Selling shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the issue
Not applicable.
Item 10 Additional information
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
General
     City Telecom was incorporated in Hong Kong on May 19, 1992 under the Hong Kong Companies Ordinance. Clause 3 of the Memorandum of Association states that the Company’s objects are to carry on the business of telecommunications services in addition to various other related and unrelated business activities.
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
     In respect of any dividend proposed to be paid or declared, our board of directors may further propose and announce prior to or at the same time as the payment or declaration of such dividend either that:
(a)	such dividend be satisfied in whole or in part in the form of an allotment of shares to the shareholders, credited as being fully paid up, provided that all the shareholders entitled to receive the dividend will also be entitled to choose to receive the dividend (or a part of it) in cash; or
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
Annual and extraordinary general meeting of shareholders
     The Hong Kong Companies Ordinance requires our board of directors to hold an annual general meeting of our shareholders once every year and not more than 15 months after our previous annual general meeting. The annual general meeting and any other general meeting of our shareholder held for the passing of a special resolution (being a resolution passed by not less than 75% of those votes cast by the shareholders who attend and vote at a general meeting) should be convened by not less than 21 clear days’ notice in writing. The notice shall specify the place, date and time of meeting and the general nature of the business to be transacted. An annual general meeting may be called by not less than 20 clear business days’ notice if it is agreed by all shareholders entitled to attend and vote at the meeting. The business of the annual general meeting will include:
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
     Our board of directors may convene an extraordinary general meeting (which is any general meeting of the shareholders other than the annual general meeting) whenever it thinks fit and must do so upon the request in writing of shareholders holding not less than one-twentieth of our paid-up capital carrying the right to vote at a general meeting. All extraordinary general meetings (other than those convened for the passing of a special resolution referred to above) should be convened by at not less than 10 clear business days’ notice in writing. Extraordinary general meetings may be called by less than 10 clear business days’ notice by a majority in number of the shareholders having the right to attend and vote at the meeting, being a majority together holding not less than 95% in nominal value of the shares giving that right.
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
Voting rights
     Any decisions that are made by the shareholders in a general meeting require the passing of either an ordinary or a special resolution at such meeting. The type of resolution required to be passed depends upon the provisions of the Hong Kong Companies Ordinance and our Articles as certain matters may only be decided by the passing of a special resolutions.
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
     Pursuant to Rule 13.39(4) of the Listing Rules which became effective on January 1, 2009, any votes of the Shareholders at a general meeting must be taken by poll.
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
     Our board of directors may also decline to register any transfer unless:
(a)	the instrument of transfer, duly stamped, is lodged with us accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the seller to make the transfer;
(b)	such fee, not more than the maximum amount allowed by The Stock Exchange of Hong Kong Limited from time to time, as our board of directors may from time to time require is paid to us in respect of it;
(c)	the instrument of transfer is in respect of only one class of share;

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
Shareholders
     In accordance with our Articles, only persons who are registered in our register of members are recognized by us as shareholders and absolute owners of the shares. The register of members may be closed by our board of directors at such times and for such periods as it may from time to time decide by giving notice by advertisement in a newspaper circulating generally in Hong Kong, but the register shall be closed in any year for more than 30 days (excluding Sundays and public holidays) unless extended by ordinary resolution.
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
Stamp duty
     The sale and purchase of shares is subject to Hong Kong stamp duty which is payable by both the seller and purchase. Both seller and purchaser must pay stamp duty at a rate of 0.1% each, totaling 0.2%, of the total value of the greater of (i) the consideration paid or (ii) the market value of the shares on the Hong Kong Stock Exchange, or otherwise, on the date the contract note for the sale or purchase is executed. If, in the case of a sale or purchase of shares effected by a person who is not resident in Hong Kong, the stamp duty on either or both of the contract notes is not paid, the transferee will be liable to stamp the instrument of transfer and pay stamp duty on the instrument in an amount equal to the unpaid duty. If the instrument is not stamped before or within the time for stamping such instrument, a penalty of up to ten times the duty payable may be imposed. In addition, a fixed duty of HK$5.00 is currently payable on any instrument of transfer of shares.
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

United States Taxation
Certain U.S. Federal Income Tax Considerations
     The following is a summary of certain United States federal income tax considerations that are anticipated to be material to the purchase, ownership, and disposition of our shares or American depositary shares by U.S. Holders, as defined below. This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed U.S. Treasury regulations, published rulings and court decisions, all as in effect on the date hereof. These laws are all subject to change or different interpretation, possibly on a retroactive basis. This summary does not discuss all aspects of United States federal income taxation which may be important to particular investors in light of their individual investment circumstances, such as investors subject to special tax rules including: partnerships, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, tax-exempt organizations, and, except as described below, non-U.S. Holders, or to persons that will hold our shares or American depositary shares as part of a straddle, hedge, conversion, or constructive sale transaction for United States federal income tax purposes or that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any foreign, state, or local tax considerations. This summary assumes that investors will hold our shares or American depositary shares as “capital assets” (generally, property held for investment) under the Code.
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
     For purposes of this summary, a U.S. Holder is a beneficial owner of shares or American depositary shares that is for United States federal income tax purposes:
-	an individual who is a citizen or resident of the United States;

-	a corporation, or other entity that is taxable as a corporation, created in or organized under the laws of the United States or any State or political subdivision thereof;

-	an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source;

-	a trust the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust; or

-	a trust that was in existence on August 20, 1996, was treated as a United States person, for United States federal income tax purposes, on the previous day, and elected to continue to be so treated.
     If a partnership or other entity or arrangement treated as a partnership for United States federal income tax purposes holds our shares or American depositary receipts, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A U.S. Holder that is a partner in a partnership holding our shares or American depositary receipts is urged to consult its own tax advisor concerning the United States federal income tax consequences of purchasing, owning and disposing of our shares or American depositary receipts by the partnership.
     A beneficial owner of our shares or American depositary shares that is not a U.S. Holder is referred to herein as a “Non-U.S. Holder.”
     A foreign corporation will be treated as a “passive foreign investment company” or “PFIC”, for United States federal income tax purposes, if 75% or more of its gross income consists of certain types of “passive” income or 50% or more of the fair market value of its assets are “passive” for any taxable year. Based on our current and projected income, assets, and activities, we presently believe that we are not a PFIC in the current taxable year and do not anticipate becoming a PFIC in the future. The PFIC status of a foreign corporation for any taxable year, however, will not be determinable until after the end of that taxable year. Because the classification of certain of our assets for United States federal income tax purposes is uncertain, the PFIC rules are subject to administrative interpretation, and the relevant facts may change in the future, however, no assurance can be given that we are not or will not be treated as a PFIC. The discussion below under “U.S. Holders-Dividends” and “U.S. Holders-Sale or Other Disposition of Shares or American depositary shares,” assumes that we will not be subject to treatment as a PFIC for United States federal income tax purposes. If we were currently or were to become a PFIC, U.S. Holders would be subject to special rules and a variety of potentially adverse tax consequences under the Code. See “PFIC Considerations” below.
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
     Dividends. Any cash distributions paid by us out of our earnings and profits, as determined under United States federal income tax rules, will be subject to tax as ordinary dividend income and will be includible in the gross income of a U.S. Holder upon actual or constructive receipt. Cash distributions paid by us in excess of our earnings and profits will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in our shares or American depositary shares, and thereafter as gain from the sale or exchange of a capital asset. Dividends paid in Hong Kong dollars will be includible in income in a United States dollar amount based on the United States dollar to Hong Kong dollar “spot” exchange rate prevailing at the time of receipt of such dividends by the depositary, in the case of American depositary shares, or by the U.S. Holder, in the case of shares held directly by such U.S. Holder. U.S. Holders should consult their own tax advisors regarding the United States federal income tax treatment of any foreign currency gain or loss recognized on the subsequent conversion of Hong Kong dollars received as dividends to United States dollars. Dividends received on shares or American depositary shares will not be eligible for the dividends received deduction allowed to corporations.
     Under current law, “qualified dividend income” received by an individual prior to January 1, 2011 is subject to United States federal income tax rates lower than those applicable to ordinary income. The maximum federal income tax rate on such qualifying dividends received by an individual is 15%, or 5% for those individuals whose incomes fall in the 10% or 15% tax brackets. Based upon our existing and anticipated future operations and current assets, and the anticipation that our American depository shares are and will be listed on the NASDAQ, we believe that we are a “qualified foreign corporation” and that our dividends paid to U.S. Holders who are individuals will be eligible to be treated as “qualified dividend income”, provided that such Holders satisfy applicable holding period requirements with respect to the American depositary shares and other application requirements. Dividends paid by foreign corporations that are classified as PFICs are not “qualified dividend income”. See “PFIC Considerations” below.
     Dividends received on shares or American depositary shares generally will be treated, for United States federal income tax purposes, as income from non-U.S. sources. Such non-U.S. source income generally will be “passive category income”, or in certain cases “general category income”, which is treated separately from other types of income for purposes of computing the U.S. foreign tax credit. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on shares or American depositary shares. U.S. Holders who do not elect to claim a U.S. foreign tax credit for foreign income tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which the U.S. Holder elects to do so for all creditable foreign income taxes.
     In addition, the United States Treasury has expressed concerns that parties to whom depositary shares are pre-released may be taking actions that are inconsistent with the claiming of U.S. foreign tax credits by the holders of American depositary shares. The analysis of the creditability of foreign withholding taxes could be affected by future actions that may be taken by the United States Treasury.
     Sale or Other Disposition of Shares or American depositary shares. A U.S. Holder will recognize capital gain or loss upon the sale or other disposition of shares or American depositary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such shares or American depositary shares, as each is determined in U.S. dollars. Any such capital gain or loss will be long-term if the shares or American depositary shares have been held for more than one year and will generally be United States source gain or loss. Certain non-corporate U.S. Holders (including individuals) may qualify for preferential rates of United States federal income taxation in respect of long-term capital gains for taxable years beginning before January 1, 2011. The claim of a deduction in respect of a capital loss, for United States federal income tax purposes, may be subject to limitations. If a U.S. Holder receives Hong Kong dollars for any such disposition, such U.S. Holder should consult its own tax advisor regarding the United States federal income tax treatment of any foreign currency gain or loss recognized on the subsequent conversion of the Hong Kong dollars to United States dollars.
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
Non-U.S. Holders
     An investment in shares or American depositary shares by a Non-U.S. Holder will not give rise to any United States federal income tax consequences unless:
-	the dividends received or gain recognized on the sale of the shares or American depositary shares by such person is treated as effectively connected with the conduct of a trade or business by such person in the United States as determined under United States federal income tax law, and the dividends are attributable to a permanent establishment (or in the case of an individual, a fixed place of business) that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to U.S. taxation on a net income basis. In such cases you generally will be taxed in the same manner as a U.S. holder. If you are a corporate non-U.S. Holder, “effectively connected” dividends may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate, or
-	in the case of gains recognized on a sale of shares or American depositary shares by an individual, such individual is present in the United States for 183 days or more and certain other conditions are met. The non-U.S. Holder will be subject to United States federal income tax at a rate of 30% on the amount by which the U.S. — source capital gains exceed non-U.S. — source capital losses.
Backup withholding and information reporting
     In general, information reporting requirements will apply to dividends on or the proceeds received on the sale, exchange or redemption of shares or American depositary shares paid within the United States (and, in certain cases, outside the United States) to U.S. Holders other than certain exempt recipients, such as corporations, and backup withholding tax may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (or otherwise establishes, in the manner provided by law, an exemption from backup withholding) or to report dividends required to be shown on the U.S. Holder’s United States federal income tax returns.
     Backup withholding is not an additional income tax, and the amount of any backup withholding from a payment to a U.S. Holder will be allowed as credit against the U.S. Holder’s United States federal income tax liability provided that the appropriate returns are filed.
     A non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status to the payer, under penalties of perjury, on IRS Form W-8BEN.
     THE ABOVE DISCUSSION OF CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY, DOES NOT PURPORT TO BE A COMPLETE DESCRIPTION OF THE POTENTIAL TAX CONSIDERATIONS RELATING TO OUR SHARES OR AMERICAN DEPOSITARY RECEIPTS AND IS NOT INTENDED TO BE CONSTRUED AS TAX ADVICE. ACCORDINGLY, PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF PURCHASING, OWNING AND DISPOSING OF OUR SHARES OR AMERICAN DEPOSITARY RECEIPTS, INCLUDING THE APPLICABILITY AND EFFECT OF ANY UNITED STATES FEDERAL, STATE, LOCAL OR NON-UNITED STATES TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAW.
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
I. Subsidiary information
Not applicable.
Item 11 Quantitative and qualitative disclosures about market risk
     Quantitative and qualitative disclosures about market risk have been included in note 24 to our consolidated financial statements.

Item 12 Description of securities other than equity securities
Not applicable.
PART II
Item 13 Defaults, dividend arrearages and delinquencies
None.
Item 14 Material modifications to the rights of security holders and use of proceeds
None.
Item 15 Controls and procedures
A. Disclosure controls and procedures
     An evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures. As of the end of the period covered by this annual report, based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective to provide reasonable assurance that information the Company is required to disclose in reports that the Company files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs. Subsequent to the date of their evaluation, there have been no significant changes in our internal controls or in other factors that could significantly affect these controls.
B. Management’s report on internal control over financial reporting
     Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company, as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purpose in accordance with generally accepted accounting principles. Under Section 404(a) of the Sarbanes-Oxley Act of 2002, our management is required to include its assessment of the effectiveness of our internal control procedures over financial reporting in our annual report on Form 20-F beginning in the fiscal year ended August 31, 2009. With the assistance of Company’s internal audit department and external consultants, our management organized and conducted a comprehensive assessment of internal control over financial reporting based on the control criteria in COSO framework. As of the date of this annual report, our management is not aware of any instances of material weaknesses on our internal control over financial reporting and our internal control over financing reporting is effective.
C. Changes in internal control over financial reporting
     During fiscal 2009, the period covered by this annual report, no change has occurred in our internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

Item 16A Audit committee financial expert
     Our board of directors established an audit committee to ensure the impartial supervision of our accounting and business operations. The audit committee is comprised of three independent non-executive directors, namely, Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu. Mr. Peh was appointed to the audit committee on September 1, 2004 and is a “financial expert” within the meaning of, and as required by, the U.S. Sarbanes-Oxley Act of 2002.
Item 16B Code of ethics
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
Item 16C Principal accountant fees and services
     The following table sets forth the remuneration that we paid to KPMG, our independent auditor in each of our previous two fiscal years.

	2008	2009
Nature of the service	HK$ million	HK$ million
Audit fees	2.8	2.6
Audit-related fees	0.4	0.4

Total	3.2	3.0

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
Item 16D Exemptions from the listing standards for audit committees
Not applicable.

Item 16E Purchase of equity securities by the issuer and affiliated purchasers
     By way of a general mandate granted to our directors, the maximum aggregate nominal amount of shares that may be purchased pursuant to a mandate corresponds to 10% of the aggregate nominal amount of our issued share capital at the date the mandate was granted. During the year ended August 31, 2009, we had repurchased 70,000 ordinary shares on the HKSE, details of which are as follows:-

		Highest price	Lowest price	Total
	Number of	paid per	paid per	consideration
Date of repurchase	Ordinary Shares	Ordinary Share	Ordinary Share	paid
		HK$	HK$	HK$
August 11, 2009	70,000	1.92	1.91	134,197
Item 16F Change in Registrant’s Certifying Accountant
Not applicable.
Item 16G Corporate Governance
     As our ordinary shares are listed on the HKSE and American depositary shares representing our ordinary shares are listed on the Nasdaq Global Market, we are subject to applicable Hong Kong laws and regulations, including the HKSE Listing Rules, and the Hong Kong Companies Ordinance, as well as applicable U.S. federal securities laws, including the Exchange Act and the Sarbanes-Oxley Act. In addition, we are subject to the corporate governance requirements imposed by Nasdaq to the extent they apply to foreign private issuers. Under Nasdaq Stock Market Rule 5615(a)(3), a foreign private issuer such as us may follow its home country corporate governance practices in lieu of certain of the Nasdaq Stock Market Rules corporate governance requirements. Our current corporate governance practices differ from Nasdaq corporate governance requirements for U.S. companies in certain respects, as summarized below:
•	Nasdaq Stock Market Rule 5605(b)(1) requires a Nasdaq listed company to have a board of directors consisting of a majority of independent members, In this regard we have elected to adopt the practices of our home country, As a listed company in Hong Kong, we are subject to the requirement under the HKSE Listing Rules that at least three members of our board of directors be independent as determined under the HKSE Listing Rules. In compliance with our home country practices, we currently have three independent directors out of a total of eight directors. The standards for establishing independence under the HKSE Listing Rules also differ from those set forth in the Nasdaq Stock Market Rules.

•	Nasdaq Stock Market Rule 5605(b)(2) requires a Nasdaq listed company to schedule regular executive sessions in which non-management directors meet without management participation. In this regard we have elected to adopt the practices of our home country. Under the applicable Hong Kong law, our board of directors is required to meet regularly and at least four times a year and we are required to ensure that there is active participation by a majority of the directors and afford all directors an opportunity to include matters on the agenda. In addition, when a board meeting considers a matter in which a substantial shareholder or a director has a conflict of interest, the independent directors with no material interest in such matter must be present. In compliance with our home country practices, we do not organize exclusive meetings for our independent non-executive directors on a regular basis.

•	Nasdaq Stock Market Rule 5605(d)(1) requires a Nasdaq listed company to have the compensation of the chief executive officer and the other executive officers be determined, or recommended to the Board for determination, by a compensation committee comprised solely of independent directors. In this regard we have elected to adopt the practices of our home country. Under the HKSE Listing Rules, listed companies are required to establish a remuneration committee with a majority of independent non-executive directors. The compensation of our executive officers is determined by a remuneration committee consisting of six directors, three of whom are independent non-executive directors.

•	Nasdaq Stock Market Rule 5605(e)(1) requires a Nasdaq listed company to have a nominations committee consisting solely of independent directors to select or recommend for selection director nominees. In this regard we have elected to adopt the practices of our home country and do not have a nominations committee consisting solely of independent directors. Under the HKSE Listing Rules, listed companies are recommended but not required to establish a nomination committee consisting of the independent non-executive directors with majority vote. Our director nominees are selected by or recommended for selection by the Board. Our current practice is not inconsistent with our home country practices.
     Other than the above, we have followed and intend to continue to follow the applicable Nasdaq corporate governance standards.

PART III
Item 17 Financial statements
We have selected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.
Item 18 Financial statements
See pages F-1 to F-51 following Item 19.
Item 19 Exhibits
(a)	Exhibit 12.1 — Section 302 Certifications of the Chief Executive Officer.

(b)	Exhibit 12.2 — Section 302 Certifications of the Chief Financial Officer.

(c)	Exhibit 13 — Section 906 Certification of Chief Executive Officer and Chief Financial Officer.

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
City Telecom (H.K.) Limited
We have audited the accompanying consolidated balance sheets of City Telecom (H.K.) Limited and its subsidiaries as of August 31, 2008 and 2009, and the related consolidated income statements, the consolidated statements of changes in equity and the consolidated cash flow statements for the years ended August 31, 2008 and 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of City Telecom (H.K.) Limited and its subsidiaries as of August 31, 2008 and 2009, and the results of their operations and their cash flows for the years ended August 31, 2008 and 2009, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.
/s/ KPMG
Hong Kong, China
November 5, 2009

City Telecom (H.K.) Limited and its subsidiaries
Consolidated income statements
(Expressed in Hong Kong dollars)

			For the year ended August 31,
	Note		2009	2008
			HK$’000	HK $’000
Revenue	2		1,478,239	1,302,981
Network costs	3		(175,129)	(178,367)
Other operating expenses	4	(a)	(1,037,964)	(966,094)
Other revenues	4	(b)	41,540	24,989
Finance costs	4	(c)	(55,127)	(75,137)

Profit before taxation	4		251,559	108,372
Income tax (expense)/ benefit	5		(38,730)	16,818

Profit attributable to shareholders			212,829	125,190

Dividends	6		126,173	38,614

Basic earnings per share	7		HK32.4 cents	HK19.7 cents

Diluted earnings per share	7		HK31.8 cents	HK19.0 cents

The accompany notes are integral part of these consolidated financial statements.

City Telecom (H.K.) Limited and its subsidiaries
Consolidated balance sheets
(Expressed in Hong Kong dollars)

		As at August 31,
	Note	2009	2008
		HK$’000	HK$’000
Non-current assets
Goodwill	11	1,066	1,066
Fixed assets	12	1,302,380	1,231,399
Long term receivable and prepayment		6,091	5,586
Deferred expenditure	15	12,786	15,391
Deferred tax assets	21	—	26,335

		1,322,323	1,279,777

Current assets

Accounts receivable	16	120,192	140,283
Other receivables, deposits and prepayments	16	69,765	82,726
Deferred expenditure	15	36,674	40,704
Other financial assets	14	—	27,997
Pledged bank deposits	27	15,038	87,319
Cash at bank and in hand	17	221,052	421,610

		462,721	800,639

Current liabilities

Accounts payable	18	37,555	52,324
Other payables and accrued charges	18	206,487	178,114
Deposits received		16,385	16,264
Deferred service revenue	19	115,070	110,449
Tax payable		1,993	2,103
Current portion — obligations under finance leases	22	202	121

		377,692	359,375

Net current assets		85,029	441,264

Total assets less current liabilities		1,407,352	1,721,041

Non-current liabilities

Deferred tax liabilities	21	15,709	4,937
Long-term debt and other liabilities	22	163,116	683,497

		178,825	688,434

Net assets		1,228,527	1,032,607

Capital and reserves

Share capital	20	66,418	65,062
Reserves	20	1,162,109	967,545

Total equity attributable to equity shareholders of the Company		1,228,527	1,032,607

The accompany notes are integral part of these consolidated financial statements.

City Telecom (H.K.) Limited and its subsidiaries
Consolidated statements of changes in equity
(Expressed in Hong Kong dollars)

		For the year ended August 31,
	Note	2009	2008
		HK$’000	HK$’000
Total equity as at beginning of the year		1,032,607	903,882

Net profit recognized directly in equity:

Exchange adjustments on translation of the financial statements of subsidiaries		70	1,619

Net profit for the year		212,829	125,190

Total recognized profit for the year		212,899	126,809

Dividends declared and paid in respect of the current year		(19,904)	(11,371)
Dividends declared and paid in respect of the previous year		(3,108)	(5,915)

		(23,012)	(17,286)

Movements in equity arising from capital transactions:

Repurchase and cancellation of ordinary shares		(134)	—
Equity settled share-based transactions	10	4,768	4,204
Shares issued upon exercise of options		1,399	14,998

		6,033	19,202

Total equity as at the end of the year		1,228,527	1,032,607

The accompany notes are integral part of these consolidated financial statements.

City Telecom (H.K.) Limited and its subsidiaries
Consolidated cash flow statements
(Expressed in Hong Kong dollars)

			For the year ended August 31,
	Note		2009	2008
			HK$’000	HK$’000
Net cash inflow from operations	23	(a)	537,618	382,813

Hong Kong profits tax recovered			—	42
Overseas tax paid			(1,732)	(4,292)

Net cash inflow from operating activities			535,886	378,563

Investing activities

Increase in pledged bank deposits			72,281	—
Interest received			4,869	15,596
Purchases of fixed assets			(289,938)	(189,903)
Net proceeds from maturity of investment in debt securities			28,051	3,900
Net proceeds from redemption of long-term bank deposit			—	15,600
Proceeds from disposal of fixed assets			8,249	7,057

Net cash outflow from investing activities			(176,488)	(147,750)

Net cash inflow before financing activities			359,398	230,813

Financing activities

Repurchase of ordinary shares			(134)	—
Proceeds from issuance of new shares	23	(b)	1,399	14,998
Repayment of capital element of finance leases	23	(b)	(138)	(834)
Interest element of finance leases			(27)	(34)
Interest paid on 10-year senior notes			(52,670)	(70,010)
Repurchase of 10-year senior notes	23	(b)	(485,829)	(269,399)
Dividends paid			(23,008)	(17,271)

Net cash outflow from financing activities			(560,407)	(342,550)

Decrease in cash at bank and in hand			(201,009)	(111,737)

Cash at bank and in hand at September 1			421,610	532,894

Effect of foreign exchange rate changes			451	453

Cash at bank and in hand at August 31			221,052	421,610

The accompany notes are integral part of these consolidated financial statements.

1	Significant accounting policies

(a)	Statement of compliance

City Telecom (H.K.) Limited (the “Company”) was incorporated in Hong Kong on May 19, 1992 under the Hong Kong Companies Ordinance. City Telecom (H.K.) Limited and its subsidiaries (collectively referred to as the “Group”) are engaged in the provision of international telecommunications services and fixed telecommunications network services to customers in Hong Kong and Canada.

The accompanying consolidated financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“IASs”) and Interpretations issued by the IASB.

In prior periods, the Company prepared its consolidated financial statements in accordance with Hong Kong Financial Reporting Standards (“HKFRSs”), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) and accounting principles generally accepted in Hong Kong. Although HKFRSs have been fully converged with IFRSs in all material respects since January 1, 2005, the accompanying consolidated financial statements are the first published financial statements in which the Company makes an explicit and unreserved statement of compliance with IFRSs. Therefore, in preparing these financial statements management has given due consideration to the requirements of IFRS 1, First-time Adoption of International Financial Reporting Standards. The date of the Company’s transition to IFRSs was determined to be September 1, 2007, being the beginning of the earliest period for which the Company presents full comparative information in these financial statements.

With due regard to the Company’s accounting policies in previous periods and the requirements of IFRS 1, management has concluded that no adjustments to the amounts reported under HKFRSs as at the date of transition to IFRSs, or in respect of the year ended August 31, 2008, were required in order to enable the Company to make an explicit and unreserved statement of compliance with IFRSs in the first IFRS financial statements which included these amounts as comparatives.

The IASB has issued a number of new or revised IFRSs that are first effective or available for early adoption for the current accounting period of the Company. However, none of these developments are relevant to the Company’s operations.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period (see note 31).

The consolidated financial statements were authorized for issue by the Board of Directors on November 5, 2009.

(b)	Basis of preparation of the financial statements

The measurement basis used in the preparation of the financial statements is the historical cost basis except that certain financial assets are stated at their fair values or amortized costs as explained in the accounting policies set out below (see notes 1(j), 1(k) and 1(r)).

The preparation of financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgments made by management in the application of IFRSs that have significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in note 30.

(c)	Subsidiaries and controlled entities

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable are taken into account.

1	Significant accounting policies (continued)

(d)	Group accounting

(i)	Consolidation

An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases.

Intra-group balances and transactions and any unrealized profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealized losses resulting from intra-group transactions are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment.

(ii)	Translation of foreign currencies

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in profit or loss.

For consolidation purposes, the balance sheets of foreign subsidiaries are translated at the rates of exchange ruling at the balance sheet date whilst the income statement is translated at an average rate for the year. Exchange differences are dealt with as a movement in reserves.

The accompanying consolidated financial statements are presented in Hong Kong Dollars, which is the Company’s functional currency. All financial information have been rounded to the nearest thousand.

(e)	Goodwill

Goodwill represents the excess of the cost of a business combination or an investment in an associate or a jointly controlled entity over the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities.

Goodwill is stated at cost less accumulated impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment (see note 1(i)). In respect of associates or jointly controlled entities, the carrying amount of goodwill is included in the carrying amount of the interest in the associate or jointly controlled entity.

Any excess of the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities over the cost of a business combination or an investment in an associate or a jointly controlled entity is recognized immediately in profit or loss.

On disposal of a cash generating unit, an associate or a jointly controlled entity during the year, any attributable amount of goodwill is included in the calculation of the profit or loss on disposal.

(f)	Investment property

Investment properties are buildings which are owned and held to earn rental income and/or for capital appreciation.

Investment properties are stated in the balance sheet at cost less accumulated depreciation (see note 1(g)) and impairment losses (see note 1(i)) if any. Any gain or loss arising from the retirement or disposal of an investment property is recognized in the income statement. Rental income from investment property is accounted for in accordance with the accounting policy as set out in note 1(t)(v).

(g)	Fixed assets

Fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses.

Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives as follows:
-	Buildings situated on leasehold land are depreciated over the shorter of the unexpired term of lease and their estimated useful lives of 50 years

- Furniture, fixtures and fittings	4 years

- Telecommunications, computer and office equipment	4 years – 20 years

- Motor vehicles	4 years
-	Leasehold improvements are depreciated over the shorter of the unexpired term of the leases and their estimated useful lives.
Where the parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reviewed annually.

1	Significant accounting policies (continued)

(g)	Fixed assets (continued)

Major costs incurred in restoring fixed assets to their normal working condition are charged to profit or loss. Major improvements are capitalized and depreciated over their expected useful lives to the Group.

The gain or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognized in profit or loss on the date of disposal.

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

(i)	Classification of assets leased to the Group

Assets that are held by Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under finance leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases.

Land held for own use under an operating lease for which its fair value cannot be measured separately from the fair value of a building situated thereon at the inception of the lease, is accounted for as being held under a finance lease, unless the building is also clearly held under an operating lease (see note 1(h)(iii)).

(ii)	Finance leases

Where the Group acquired the use of assets under finance leases, the amounts representing the fair value of the leased asset or, if lower, the present value of the minimum lease payments of such assets, are included in fixed assets with the corresponding liabilities, net of finance charges, recorded as obligations under finance leases. Depreciation and impairment losses are accounted for in accordance with the accounting policy as set out in note 1(g) and note 1(i). Finance charges implicit in the lease payments are charged to profit or loss over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

(iii)	Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the lessor are accounted for as operating leases. Receipts and payments made under operating leases net of any incentives received by/from the lessor are credited/charged to profit or loss on a straight-line basis over the lease periods.

(i)	Impairment of assets

(i)	Impairment of investments in debt and equity securities and accounts receivable and other receivables

Investments in debt and equity securities that are stated at cost or amortized cost or are classified as available-for-sale securities, and other current and non-current receivables that are stated at cost or amortized cost are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events:
-	significant financial difficulty of the debtor;

-	a breach of contract, such as a default or delinquency in interest or principal payments;

-	it becoming probable that a debtor will enter bankruptcy or other financial reorganization; and

-	a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost.
If any such evidence exists, any impairment loss is determined and recognized as follows:
-	For unquoted equity securities and current and non-current receivables that are carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses for current and non-current receivables that are carried at cost are reversed if in a subsequent period the amount of the impairment loss decreases. Impairment losses for equity securities are not reversed.

-	For financial assets carried at amortized cost, the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets). This assessment is made collectively where financial assets carried at amortized cost share similar risk characteristics, such as similar past due status, and have not been individually assessed as impaired. Future cash flows for financial assets which are assessed for impairment collectively are based on historical loss experience for assets with credit risk characteristics similar to the collective group.

1	Significant accounting policies (continued)

(i)	Impairment of assets (continued)

(i)	Impairment of investments in debt and equity securities and accounts receivable and other receivables (continued)
If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognized, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset’s carrying amount exceeding that would have been determined had no impairment loss been recognized in prior years.

-	For available-for-sale securities, the cumulative loss that has been recognized directly in equity is removed from equity and is recognized in profit or loss. The amount of the cumulative loss that is recognized in profit or loss is the difference between the acquisition cost (net of any principal repayment and amortization) and current fair value, less any impairment loss on that asset previously recognized in profit or loss.

Impairment losses recognized in profit or loss in respect of available-for-sale equity securities are not reversed through profit or loss. Any subsequent increase in the fair value of such assets is recognized directly in equity.

Impairment losses in respect of available-for-sale debt securities are reversed if the subsequent increase in fair value can be objectively related to an event occurring after the impairment loss was recognized. Reversals of impairment losses in such circumstances are recognized in profit and loss.
Impairment losses are written off against the corresponding assets directly, except for impairment losses recognized in respect of accounts receivable, whose recovery is considered doubtful but not remote. In this case, the impairment losses for doubtful debts are recorded using an allowance account. When the Group is satisfied that recovery is remote, the amount considered irrecoverable is written off against accounts receivable and any amounts held in the allowance account relating to that debt are reversed. Subsequent recoveries of amounts previously charged to the allowance account are reversed against the allowance account. Other changes in the allowance account and subsequent recoveries of amounts previously written off directly are recognized in profit or loss.

(ii)	Impairment of other assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognized no longer exists or may have decreased:
-	fixed assets;

-	investment property; and

-	goodwill.
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

An impairment loss is recognized in profit or loss whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

-	Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favorable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

A reversal of an impairment loss is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognized in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognized.

1	Significant accounting policies (continued)

(j)	Other financial assets

The Group accounts for investments in debt and equity securities are as follows:

Financial assets held for trading and those designated as at fair value through profit or loss at inception are accounted for at fair value. Such financial assets are initially stated at fair value and are classified as current assets, if they are expected to be realized within 12 months. At each balance sheet date the fair value of the financial assets is remeasured, with any resultant gain or loss being recognized in profit or loss. The net gain or loss recognized in profit or loss does not include any interest earned on these investments. Interest income is recognized in accordance with the policies set out in note 1(t)(iv).

Held-to-maturity securities are dated debt securities that the Group has the positive ability and intent to hold to maturity. Such securities are initially recognized in the balance sheet at fair value plus transaction costs. Subsequently, they are stated in the balance sheet at amortized cost less impairment losses (see note 1(i)(i)).

Financial assets that are not classified as held for trading, financial assets at fair value through profit or loss or, held-to-maturity securities, are classified as available-for-sale securities. Available-for-sale securities are initially recognized at fair value plus transaction costs. At each balance sheet date the fair value of the assets is remeasured, with any resultant gain or loss recognized directly in equity, except for impairment losses (see note 1(i)(i)) and foreign exchange gains and losses, which are recognized directly in profit or loss. Where these investments are interest-bearing, interest calculated using the effective interest method is recognized in profit or loss. When these investments are derecognized, the cumulative gain or loss previously recognized directly in equity is recognized in profit or loss.

Investments are recognized on the date the Group commits to purchase the investments. Investments are derecognized when:
(i)	the contractual rights to the cash flows from the investment securities expire; or

(ii)	the Group transfers the contractual rights to receive the cash flows of the investment securities.
(k)	Derivative financial instruments

Derivative financial instruments that are not designated or do not qualify as hedges are recognized initially at fair value. At each balance sheet date the fair value of the derivative financial instruments is remeasured. The gain or loss on remeasurement to fair value is charged immediately to profit or loss.

(l)	Deferred expenditure

Deferred expenditure represents customer acquisition costs incurred for successful acquisition or origination of a service subscription agreement with a customer. Such costs are deferred and amortized on a straight-line basis over the period of the underlying service subscription agreements.

(m)	Accounts receivable

Accounts receivable and other receivables are initially recognized at fair value and thereafter stated at amortized cost less allowance for impairment of doubtful debts (see note 1(i)(i)), except where the receivables are interest-free loans made to related parties without any fixed repayment terms or the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less impairment of doubtful debts (see note 1(i)(i)).

(n)	Cash, bank balances and pledged bank deposits

Cash and bank balances consist of cash on hand, cash in bank accounts and interest-bearing savings accounts. Cash that is restricted for use or pledged as security is disclosed separately on the face of the balance sheet, and is not included in the cash and bank balances total in the consolidated statements of cash flows. The pledged bank deposits represent cash maintained at a bank as security for bank facility and bank guarantees issued by the bank to third party suppliers and utility vendors (see note 27).

(o)	Financial guarantees issued, provisions and contingent liabilities

(i)	Financial guarantees issued

Financial guarantees are contracts that require the issuer (i.e. the guarantor) to make specified payments to reimburse the beneficiary of the guarantee (the “holder”) for a loss the holder incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument.

Where the Group issues a financial guarantee, the fair value of the guarantee (being the transaction price, unless the fair value can otherwise be reliably estimated) is initially recognized as deferred income within trade and other payables. Where consideration is received or receivable for the issuance of the guarantee, the consideration is recognized in accordance with the Group’s policies applicable to that category of asset. Where no such consideration is received or receivable, an immediate expense is recognized in profit or loss on initial recognition of any deferred income.

1	Significant accounting policies (continued)

(o)	Financial guarantees issued, provisions and contingent liabilities (continued)

(i)	Financial guarantees issued (continued)

The amount of the guarantee initially recognized as deferred income is amortized in profit or loss over the term of the guarantee as income from financial guarantees issued. In addition, provisions are recognized in accordance with note 1(o)(ii) if and when (i) it becomes probable that the holder of the guarantee will call upon the Group under the guarantee, and (ii) the amount of that claim on the Group is expected to exceed the amount currently carried in trade and other payables in respect of that guarantee i.e. the amount initially recognized, less accumulated amortization.

(ii)	Other provisions and contingent liabilities

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

The Group contributes to defined contribution retirement schemes which are available to certain employees. Contributions to the schemes by the Group are calculated as a percentage of employees’ basic salaries and charged to profit or loss. The Group’s contributions are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions.

The assets of the scheme are held in an independently administered fund that is separated from the Group’s assets.

(iv)	Share-based payments

The fair value of share options granted to employees is recognized as an employee cost with a corresponding increase in capital reserve within equity. The fair value is measured at grant date using the Black-Scholes option pricing model or Monte Carlo model, taking into account the terms and conditions upon which the options were granted. Where the employees have to meet vesting conditions before becoming unconditionally entitled to the share options, the total estimated fair value of the share options is spread over the vesting period, taking into account the probability that the options will vest.

During the vesting period, the number of share options that is expected to vest is reviewed. Any adjustment to the cumulative fair value recognized in prior years is charged/credited to profit or loss, unless the original employee expenses qualify for recognition as an asset, with a corresponding adjustment to the capital reserve. On vesting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that vest (with a corresponding adjustment to the capital reserve) except where forfeiture is only due to not achieving vesting conditions that relate to the market price of the Company’s shares. The amount related to share options expense is recorded in the capital reserve until either the option is exercised or the option expires.

1	Significant accounting policies (continued)

(q)	Deferred taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Taxation rates enacted or substantively enacted at the balance sheet date are used to measure deferred tax assets and liabilities.

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

(r)	Senior notes

Long-term debt, representing senior notes, is recognized initially at fair value less incidental costs of issuance. Subsequent to initial recognition, the senior notes are stated at amortized cost with the difference between amortized cost and redemption value recognized in profit or loss over the period of borrowings using the effective interest method.

(s)	Trade and other payables

Trade and other payables are initially recognized at fair value. Except for financial guarantee liabilities measured in accordance with note 1(o), trade and other payables are subsequently stated at amortized cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(t)	Revenue recognition

(i)	Revenue for the provision of international telecommunications and fixed telecommunications network services is recognized, when an arrangement exists, service is rendered, the fee is fixed or determinable, and collectibility is probable.

(ii)	Tariff-free period granted to subscribers of fixed telecommunications network services are recognized in profit or loss rateably over the term of the service subscription agreement. Unbilled revenue represents revenue recognized in accordance with the requirement in note 1(t)(i) that has not been billed to the subscriber.

(iii)	Amount received in advance for the provision of fixed telecommunications network services is deferred and included under deferred service revenue, and subsequently recognized as revenue on a straight-line basis over the related service period.

(iv)	Interest income is recognized as it accrues using the effective interest method.

(v)	Rental income receivable under operating leases is recognized in profit or loss in equal installments over the periods covered by the lease term. Lease incentives granted are recognized in profit or loss as an integral part of the aggregate net lease payments receivable.

(u)	Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of that asset.

All other borrowing costs are charged to profit or loss in the year in which they are incurred.

(v)	Segment reporting

In accordance with the Group’s internal financial reporting, the Group has determined that the primary reporting format is business segment and secondary reporting format is geographical segment.

Segment assets consist primarily of goodwill, fixed assets, receivables and cash. Segment liabilities comprise operating liabilities and exclude items such as taxation and certain corporate borrowings. Capital expenditure comprises additions to fixed assets.

In respect of geographical segment reporting, sales are reported based on the country in which the customer is located. Total assets and capital expenditure are reported based on where the assets are located.

1	Significant accounting policies (continued)

(w)	Accounting for barter transactions

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

2	Revenue and segment information

The Group is principally engaged in the provision of international telecommunications services and fixed telecommunications network services to customers in Hong Kong and Canada. Revenues recognized during the year are as follows:

	2009	2008
	HK$’000	HK$’000
Revenue

International telecommunications services	247,359	291,943
Fixed telecommunications network services (note 2(c))	1,230,880	1,011,038

	1,478,239	1,302,981

(a)	Primary reporting format — business segments

The Group is organized on a worldwide basis into two business segments:

- International telecommunications	:	provision of international long distance calls services

- Fixed telecommunications network	:	provision of dial up and broadband Internet access services , local voice-over-IP services, IP-TV services and corporate data services

2	Revenue and segment information (continued)

(a)	Primary reporting format — business segments (continued)

The Group’s inter-segment transactions mainly consist of provision of leased lines services. These transactions were entered into on similar terms as those contracted with third parties.

	2009
	International	Fixed
	tele-	tele-
	communications	communications
	services	network services	Elimination	Group
	HK$’000	HK$’000	HK$’000	HK$’000
Revenue
- External sales	247,359	1,230,880	—	1,478,239
- Inter-segment sales	5,669	19,784	(25,453)	—

	253,028	1,250,664	(25,453)	1,478,239

Segment results	61,631	203,515		265,146

Other revenues				41,540
Finance costs				(55,127)

Profit before taxation				251,559
Income tax expense				(38,730)

Net profit				212,829

	2008
	International	Fixed
	tele-	tele-
	communications	communications
	services	network services	Elimination	Group
	HK$’000	HK$’000	HK$’000	HK$’000
Revenue
- External sales	291,943	1,011,038	—	1,302,981
- Inter-segment sales	5,692	22,680	(28,372)	—

	297,635	1,033,718	(28,372)	1,302,981

Segment results	63,225	95,295		158,520

Other revenues				24,989
Finance costs				(75,137)

Profit before taxation				108,372
Income tax benefit				16,818

Net profit				125,190

2	Revenue and segment information (continued)

(a)	Primary reporting format — business segments (continued)

	2009
	International	Fixed
	tele-	tele-
	communications	communications
	services	network services	Group
	HK$’000	HK$’000	HK$’000
Segment assets	297,516	1,487,528	1,785,044

Segment liabilities	81,194	295,035	376,229
Unallocated liabilities			180,288

Total liabilities			556,517

Capital expenditure incurred during the year	1,820	284,914	286,734
Depreciation for the year	15,154	191,087	206,241

	2008
	International	Fixed
	tele-	tele-
	communications	communications
	services	network services	Group
	HK$’000	HK$’000	HK$’000
Segment assets	426,781	1,627,300	2,054,081
Unallocated assets			26,335

Total assets			2,080,416

Segment liabilities	80,756	276,771	357,527
Unallocated liabilities			690,282

Total liabilities			1,047,809

Capital expenditure incurred during the year	4,293	207,391	211,684
Depreciation for the year	19,587	190,464	210,051

2	Revenue and segment information (continued)
(b)	Secondary reporting format — geographical segments

The Group’s two business segments are managed in two main geographical areas:
- Hong Kong

- Canada
In disclosing information on the basis of geographical segments, revenue and segment results are disclosed based on the geographical location of customers. Total assets and capital expenditure are disclosed based on the geographical location of the assets.
There were no sales between the geographical segments.

	2009
		Segment	Total	Capital
	Revenue	results	assets	expenditure
	HK$’000	HK$’000	HK$’000	HK$’000
Hong Kong	1,461,715	264,859	1,768,643	286,193
Canada	16,524	287	16,401	541

	1,478,239	265,146	1,785,044	286,734

	2008
		Segment	Total	Capital
	Revenue	results	assets	expenditure
	HK$’000	HK$’000	HK$’000	HK$’000
Hong Kong	1,281,069	157,485	2,040,496	211,482
Canada	21,912	1,035	13,585	202

	1,302,981	158,520	2,054,081	211,684

Unallocated assets			26,335

Total assets			2,080,416

2	Revenue and segment information (continued)

(c)	Hong Kong Broadband Network Limited (“HKBN”), a wholly-owned subsidiary of the Company, is a Fixed Telecommunications Network Services (“FTNS”) licensee and provides interconnection services to enable delivery of telecommunications service to customers of different operators. Since the FTNS license was granted by the Telecommunication Authority (“TA”) and interconnection services have been provided, HKBN has been billing mobile operators for the interconnection services provided to them and recognizing revenue (“mobile interconnection charges”) based on management’s best estimate of the amounts to be collected. In prior years, majority of the mobile operators rejected HKBN’s demand for payment of the mobile interconnection charges. As a result of non-payment by certain mobile operators, in 2004, the Group requested the TA to make a determination (the “2004 Determination”) on the level of mobile interconnection charges payable by one of the mobile operators (“mobile operator under dispute”) to HKBN; and the effective date of the determined mobile interconnection charges.

In June 2007, TA issued the 2004 Determination which set out the rates of mobile interconnection charge payable by the mobile operator under dispute for interconnection services provided by HKBN for the period from April 1, 2002 to August 31, 2004 and the mobile operator under dispute paid mobile interconnection charge for the relevant period accordingly.

Subsequent to June 2007, HKBN entered into contractual agreements with several mobile operators which agreed to pay mobile interconnection charges based on the 2004 Determination for the period from April 1, 2002 to August 31, 2004 and with respect to the period after August 31, 2004 at the interim rate stated in the contractual agreements. The interim rate is subject to adjustment based on further determination to be issued by the TA.

In February 2008, since certain mobile operators had still not yet settled their mobile interconnection charges for interconnection services provided by HKBN, HKBN requested TA to make a new determination on the rate of mobile interconnection charge and interest thereon with those operators.

In September 2008, TA indicated that it accepted HKBN’s request for determination on the rate of mobile interconnection charges for the period from April 1, 2002 to April 26, 2009 payable by the mobile operators that have not reached contractual agreements with HKBN, and the rate for the period from September 1, 2004 to April 26, 2009 payable by those mobile operators that have reached contractual agreements with HKBN, and the interest rate thereon (the “2008 Determination”). As at August 31, 2009, the 2008 Determination was still in progress.

For the year ended August 31, 2009, the Group recognized revenue related to mobile interconnection charges of HK$20,558,000 (2008: HK$29,568,000) representing the amount of mobile interconnection charges management expects to collect.

3	Network costs

Network costs mainly include interconnection charges paid to local and overseas carriers, leased line rentals, program fees, and production costs for the IP-TV service, and do not include depreciation charge which is included in other operating expenses.

The Group estimates the Universal Services Contributions (“USC”) payable to PCCW-HKT to fund the costs of network development in remote areas in Hong Kong and includes such estimated costs as part of the network costs. TA periodically reviews that actual costs of such developments and revises the amounts owed to PCCW-HKT or to be refunded by PCCW-HKT to the USC contributing parties.

On December 28, 2007, TA issued a statement (the “2007 TA Statement”) on the USC and confirmed the actual contribution level for the period from January 1, 2005 to June 30, 2007. Based on the 2007 TA Statement, HK$7,617,000 was recorded as a reduction against the network costs of the Group for the year ended August 31, 2008.

On April 8, 2009, TA issued a statement (the “2009 TA Statement”) on the USC and confirmed the actual contribution level for the period from July 1, 2007 to June 30, 2008. Based on the 2009 TA Statement, no additional payment or refund of USC from PCCW-HKT was required.

The actual contribution level for the period subsequent to June 30, 2008 has not yet been confirmed by TA.

4	Profit before taxation

Profit before taxation is arrived at after charging/(crediting) the following:
(a)	Other operating expenses

	2009	2008
	HK$’000	HK$’000
Advertising and marketing expenses	299,794	307,743
Amortization of deferred expenditure (note 15)	53,160	33,777
Auditors’ remuneration	3,455	3,687
Depreciation of owned fixed assets	205,624	209,464
Depreciation of fixed assets held under finance lease	617	587
Operating lease charges in respect of land and buildings	17,010	13,296
Operating lease charges in respect of equipment	42	50
Provision for doubtful debts (note 16(b))	12,103	14,293
Loss on disposal of fixed assets	1,016	1,431
Staff costs (note 4(d))	302,279	247,460
Others	142,864	134,306

	1,037,964	966,094

(b)	Other revenues

	2009	2008
	HK$’000	HK$’000
Interest income	(4,869)	(15,596)
Other income (note)	(36,671)	(9,393)

	(41,540)	(24,989)

Note:	Included in other income was the gain on extinguishment of the 10-year senior notes of HK$31,371,000 (2008: HK$2,582,000) for the year ended August 31, 2009.
(c)	Finance costs

	2009	2008
	HK$’000	HK$’000
Interest element of finance leases	27	34
Interest on 10-year senior notes	52,670	70,010
Amortization of incidental issuance costs	1,545	1,665
Other borrowing cost	885	3,428

	55,127	75,137

(d)	Staff costs

	2009	2008
	HK$’000	HK$’000
Wages and salaries	278,905	226,097
Provision for annual leave	613	2,642
Equity settled share-based transaction	4,768	4,114
Retirement benefit costs — defined contribution plans (note 8)	34,614	29,738
Less: staff costs capitalized as fixed assets	(16,621)	(15,131)

	302,279	247,460

Staff costs include directors’ emoluments and research and development cost of HK$10,824,000 (2008: HK$9,593,000) but exclude staff costs of HK$13,461,000 (2008: HK$14,482,000) recorded in network costs and HK$214,272,000 (2008: HK$194,724,000) recorded in advertising and marketing expenses.

4	Profit before taxation (continued)
(e)	Other items

	2009	2008
	HK$’000	HK$’000
Gain on extinguishment of 10-year senior notes (note 22(a))	(31,371)	(2,582)
Net exchange gain	(3,038)	(1,923)
Realized and unrealized gain on other financial assets	(189)	(3,284)
Realized loss on derivative financial instruments	—	1,039
Realized gain on long-term bank deposit	—	(1,185)

5	Income tax (expense)/ benefit

Hong Kong profits tax has been provided at the rate of 16.5% (2008: 16.5%) on the estimated assessable profit for the year. Taxation on overseas profits has been calculated on the estimated assessable profit for the year at the income tax rates prevailing in the overseas countries in which the Group operates.

The amount of income tax (expense)/ benefit in the consolidated income statement represents:

	2009	2008
	HK$’000	HK$’000
Current taxation:
- Hong Kong profits tax	—	(391)
- Overseas taxation	(1,622)	(1,929)
- Under-provision of overseas taxation in prior years	—	(2,552)
Deferred taxation:
- Origination and reversal of temporary differences (note 21)	(37,108)	(4,645)
- Recognition of previously unrecognized tax losses (note 21)	—	26,335

Income tax (expense)/ benefit	(38,730)	16,818

The Group’s income tax (expense)/ benefit differs from the theoretical amount that would arise using profits before taxation at applicable tax rates as follows:

	2009	2008
	HK$’000	HK$’000
Profit before taxation	251,559	108,372

Notional tax on profit before taxation, calculated at the prevailing tax rates applicable to profit in the countries concerned	(42,240)	(18,927)
Effect of gain on extinguishment of 10-year senior notes not subject to taxation	5,176	426
Effect of non-taxable income	1,466	3,452
Effect of non-deductible expenses	(3,648)	(6,353)
Effect of recognition of prior year unrecognized tax losses (note)	—	26,335
Effect of utilization of prior year unrecognized tax losses	518	12,013
Under-provision in prior years	—	(2,552)
Effect of share based payment	—	2,324
Effect of tax losses not recognized	—	(74)
Others	(2)	174

Income tax (expense)/ benefit	(38,730)	16,818

Note:	Management projects future taxable income by considering all available information, including tax planning strategies, historical taxable income, and the expiration period of the unused tax losses carry forwards of each of the Company and its subsidiaries. During the year ended August 31, 2008, taking into consideration of the results of operations, management assessed that it is probable that sufficient future taxable profits will be generated to utilize the unused tax losses of HK$159,606,000 which resulted in the recognition of deferred tax assets of HK$26,335,000.

6	Dividends

(a)	Dividends payable to equity shareholders of the Company attributable to the year

	2009	2008
	HK$’000	HK$’000
Interim dividend declared and paid of HK3 cents per ordinary share (2008: HK4 cents per ordinary share)	19,904	25,602
Final dividend proposed after the balance sheet date, of 16 cents per ordinary share (2008: HK2 cents per ordinary share)	106,269	13,012

	126,173	38,614

The final dividend proposed after the balance sheet date has not been recognized as a liability at the balance sheet date.

(b)	Dividends attributable to the previous financial year, approved and paid during the year:

	2009	2008
	HK$’000	HK$’000
Final dividend in respect of the financial year ended August 31, 2008, approved and paid of HK2 cents per ordinary share (2008: HK4 cents per ordinary share in respect of financial year ended August 31, 2007)	13,014	25,082

During the year ended August 31, 2009, a scrip dividend option was offered to all shareholders excluding shareholders with registered addresses outside Hong Kong who were entitled to the final dividend in respect of the financial year ended August 31, 2008. 12,212,142 shares were issued during the year ended August 31, 2009 to the shareholders who had elected to receive all or part of their entitlement to dividends in the form of scrip.

7	Earnings per share

	2009	2008
	HK$’000	HK$’000
Profit attributable to shareholders	212,829	125,190

Weighted average number of ordinary shares

	2009		2008
	Number		Number
	of shares		of shares
	’000		’000
Issued ordinary shares at the beginning of the year	650,622		616,503
Effect of scrip dividend issued	6,256		7,353
Effect of share options exercised	329		10,159
Effect of shares repurchased and cancelled	(6)		—

Weighted average number of ordinary shares at the end of the year (basic)	657,201		634,015
Incremental shares from assumed exercise of share options	11,183		23,982

Weighted average number of ordinary shares at the end of the year (diluted)	668,384		657,997

Basic earnings per share	HK32.4	cents	HK19.7	cents

Diluted earnings per share	HK31.8	cents	HK19.0	cents

8	Retirement benefit costs

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

Pursuant to the relevant regulations in People’s Republic of China (the “PRC”), the Group contributes to a defined contribution retirement scheme organized by the local social security bureau for each employee of the subsidiary in PRC at the rate of 20% of a standard salary base as determined by the local social security bureau. The Group has no other obligation to make payments in respect of retirement benefits of these employees.

The retirement schemes for staff of the Group in other countries follow the local statutory requirements of the respective countries.

The aggregate employer’s contributions, net of forfeited contributions, which have been dealt with in the consolidated income statement during the year are as follows:

	2009	2008
	HK$’000	HK$’000
Gross contributions	34,614	29,738

At August 31, 2009, there was no forfeited contribution available to offset future contributions by the Group to the ORSO Scheme (2008: Nil).

9	Directors’ and senior management’s emoluments

(a)	Directors’ remuneration

The remuneration of each director for the year ended August 31, 2009 is set out below:

					Employer’s
					contribution
					to defined
		Discretionary		Share-based	contribution
Name of director	Fee	Salary	bonuses	payment	scheme	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Wong Wai Kay, Ricky	—	6,712	1,500	193	670	9,075
Cheung Chi Kin, Paul	—	6,714	1,500	193	670	9,077
Yeung Chu Kwong, William	—	7,049	1,000	1,764	456	10,269
Lai Ni Quiaque	—	2,403	550	1,141	240	4,334
Cheng Mo Chi, Moses	160	—	—	—	—	160
Lee Hon Ying, John	176	—	—	—	—	176
Chan Kin Man	165	—	—	—	—	165
Peh Jefferson Tun Lu	165	—	—	—	—	165

Total	666	22,878	4,550	3,291	2,036	33,421

9	Directors’ and senior management’s emoluments (continued)

(a)	Directors’ remuneration (continued)

The remuneration of each director for the year ended August 31, 2008 is set out below:

					Employer’s
					contribution
					to defined
		Discretionary		Share-based	contribution
Name of director	Fee	Salary	bonuses	payment	scheme	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Wong Wai Kay, Ricky	—	6,482	1,054	558	648	8,742
Cheung Chi Kin, Paul	—	6,482	1,054	558	648	8,742
Lai Ni Quiaque	—	2,250	225	809	225	3,509
Cheng Mo Chi, Moses	152	—	—	—	—	152
Lee Hon Ying, John	168	—	—	—	—	168
Chan Kin Man	158	—	—	—	—	158
Peh Jefferson Tun Lu	158	—	—	—	—	158

Total	636	15,214	2,333	1,925	1,521	21,629

No director waived any emoluments in respect of the years ended August 31, 2008 and 2009.

The share-based payment represents the expenses determined based on the fair value of share options granted to certain directors under the Company’s share option scheme. Fair value of share options is estimated in accordance with the Group’s significant accounting policies in note 1. The details of the benefits in kind are disclosed in note 10.

(b)	Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for the year include four (2008: three) directors whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining one (2008: two) individual during the year are as follows:

	2009	2008
	HK$’000	HK$’000
Basic salaries, other allowances and benefits in kind	2,515	8,512
Discretionary bonuses	150	1,137
Share-based payments	332	1,316
Retirement benefit costs – defined contribution plans	106	589

	3,103	11,554

The emoluments fell within the following band:

	Number of individual
	2009	2008
HK$2,500,001 – HK$3,000,000	—	1
HK$3,000,001 – HK$4,000,000	1	—
HK$9,000,001 – HK$10,000,000	—	1

10	Equity settled share-based transactions

The Company operates a share option scheme (the “2002 Share Option Scheme”) which was adopted by shareholders of the Company on December 23, 2002 whereby the directors may, at their discretion, invite eligible participants to receive options to subscribe for shares subject to the terms and conditions stipulated therein.

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

(a)	The terms and conditions of the options

Options that existed during the year ended August 31, 2009 are as follows, whereby all options are settled by physical delivery of shares:

	Number	Vesting	Exercisable
	of option	conditions	period
2002 Share Option Scheme

Options granted to directors:

-January 5, 2005	16,183,208	Condition 1	On or prior to October 20, 2014
-May 22, 2006	15,178,466	Condition 1	On or prior to May 21, 2016
-February 6, 2008	6,044,791	Condition 3	On or prior to December 23, 2012
-February 11, 2008	6,044,791	Condition 2	On or prior to December 23, 2012

Options granted to employees:

-October 21, 2004	7,606,712	Condition 1	On or prior to October 20, 2014
-May 22, 2006	7,314,455	Condition 1	On or prior to May 21, 2016
-August 3, 2006	40,540	Condition 1	On or prior to August 2, 2016
-November 22, 2006	136,545	Condition 1	On or prior to November 14, 2016
-February 15, 2008	1,007,465	Condition 3	On or prior to December 23, 2012
-March 11, 2008	302,240	Condition 1	On or prior to December 23, 2012
-May 2, 2008	1,007,465	Condition 3	On or prior to December 23, 2012

Total share options	60,866,678

10	Equity settled share-based transactions (continued)

(a)	The terms and conditions of the options (continued)

Options that existed during the year ended August 31, 2008 are as follows, whereby all options are settled by physical delivery of shares:

	Number	Vesting	Exercisable
	of option	conditions	period
2002 Share Option Scheme

Options granted to directors:

-June 3, 2004	6,000,000	Condition 1	On or prior to June 2, 2014
-January 5, 2005	16,106,956	Condition 1	On or prior to October 20, 2014
-May 22, 2006	15,093,585	Condition 1	On or prior to May 21, 2016
-February 11, 2008	6,016,309	Condition 2	On or prior to December 23, 2012

Options granted to employees:

-October 21, 2004	8,393,399	Condition 1	On or prior to October 20, 2014
-October 3, 2005	1,000,000	Condition 1	On or prior to September 30, 2015
-May 22, 2006	14,012,937	Condition 1	On or prior to May 21, 2016
-July 3, 2006	702,769	Condition 1	On or prior to July 2, 2016
-August 3, 2006	70,468	Condition 1	On or prior to August 2, 2016
-November 22, 2006	200,902	Condition 1	On or prior to November 14, 2016
-May 23, 2007	100,396	Condition 1	On or prior to June 11, 2017
-December 12, 2007	1,003,956	Condition 1	On or prior to December 23, 2012
-February 6, 2008	6,016,309	Condition 3	On or prior to December 23, 2012
-February 15, 2008	4,010,873	Condition 3	On or prior to December 23, 2012
-March 11, 2008	300,816	Condition 1	On or prior to December 23, 2012
-May 2, 2008	1,002,718	Condition 3	On or prior to December 23, 2012

Total share options	80,032,393

The vesting conditions of the respective share option grant are as follows:

Condition 1

Options granted will be vested in one year or evenly vested over a period of two to three years. Options are awarded without performance conditions and are exercisable provided the participants have remained employed by the end of respective vesting periods.

Condition 2

Vesting of the options is conditional upon the market price of the Company’s shares reaching a target level over the period from the close of trading in Hong Kong on November 22, 2007 to November 21, 2010. Options granted are vested immediately or evenly over a period of three years from the date of fulfillment of the market condition.

Condition 3

Vesting of the options is conditional upon the performance of the participants. Options granted are vested over a period of three to four years from the date of fulfillment of the performance condition.

10	Equity settled share-based transactions (continued)

(b)	The number and weighted average exercise prices of share options are as follows:

	2009		2008
	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	options	price	options
	HK$		HK$
2002 Share Option Scheme

Outstanding at the beginning of the year	1.27	60,581,214	1.09	61,350,000
Adjustment to number of options for 2007 Final Dividend (note (i))	—	—	1.10	204,922
Adjustment to number of options for 2008 Interim Dividend (note (ii))	—	—	1.28	177,471
Adjustment to number of options for 2008 Final Dividend (note (iii))	1.27	285,464	—	—
Granted during the year	—	—	1.84	18,300,000
Exercised during the year	0.99	(1,416,005)	1.07	(14,052,268)
Lapsed during the year	1.65	(483,442)	1.63	(5,398,911)

Outstanding at the end of the year	1.27	58,967,231	1.27	60,581,214

Exercisable at the end of the year	1.12	45,849,756	1.22	36,463,198

The weighted average share price at the date of exercise for the share options exercised during the year was HK$0.99 (2008: HK$1.07).

The options outstanding at August 31, 2009 had a weighted exercise price of HK$1.27 (2008: HK$1.27) and a weighted average remaining contractual life of 5 years (2008: 7 years).

Notes:

(i)	As a result of allotment of 11,227,213 new shares to shareholders who elected to receive the 2007 Final Dividend in shares on February 4, 2008, the exercise price of and the number of share subject to the 51,805,000 share options outstanding on December 21, 2007 (being the Record Date for determining the entitlement of 2007 Final Dividend) were adjusted pursuant to the 2002 Share Option Scheme with effect from February 4, 2008.

(ii)	As a result of allotment of 8,838,938 new shares to shareholders who elected to receive the 2008 Interim Dividend in shares on July 23, 2008, the exercise price of and the number of share subject to the 65,296,047 share options outstanding on June 6, 2008 (being the Record Date for determining the entitlement of 2008 Interim Dividend) were adjusted pursuant to the 2002 Share Option Scheme with effect from July 23, 2008.

(iii)	As a result of allotment of 12,212,142 new shares to shareholders who elected to receive the 2008 Final Dividend in shares on February 25, 2009, the exercise price of and the number of share subject to the 60,299,426 share options outstanding on December 19, 2008 (being the Record Date for determining the entitlement of 2008 Final Dividend) were adjusted pursuant to the 2002 Share Option Scheme with effect from February 25, 2009.
(c)	Fair value of share options and assumptions

In determining the value of the share options granted, the Black-Scholes Model has been used except for the option granted on February 11, 2008 which has adopted the Monte Carlo Model. Both models are one of the most generally accepted methodologies used to calculate the value of options. The variables of the models include expected life of the options, risk-free interest rate, expected volatility and expected dividend of the shares of the Company.

Both models require input of highly subjective assumptions, including the expected stock volatility. Since the Company’s share options have characteristics significantly different from those of traded options, changes in subjective inputs may materially affect the estimated fair value of the options granted.

11	Goodwill

HK$’000
Cost and carrying amount:
At August 31, 2009/2008	1,066

Impairment tests for cash-generating units containing goodwill

Goodwill is allocated to the Group’s cash-generating units (“CGU”) identified according to country of operation and business segment as follows:

	2009	2008
	HK$’000	HK$’000
Fixed telecommunications network service segment	1,066	1,066

The recoverable amount of the CGU exceeds its carrying amount. The recoverable amount of the CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows for the five-year period are estimated based on average growth rates of 15% and a pre-tax discount rate of 18%. Cash flows beyond the five year period are assumed to remain constant. The estimated growth rates used are comparable to the growth rate for the industry.

The key assumption used in the value-in-use calculation is the annual growth of the turnover of the fixed telecommunications network services, which is determined based on the past performance and management’s expectation for market development. The discount rate used is pre-tax and reflects specific risks relating to the fixed telecommunication services segment.

Any adverse change in the key assumption could reduce the recoverable amount below carrying amount.

12	Fixed assets

					Telecom-
					munications,
		Leasehold		Furniture,	computer
	Investment	land and	Leasehold	fixtures	and office	Motor
	property	buildings	improvements	and fittings	equipment	vehicles	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Cost:

At September 1, 2008	5,197	84,244	84,577	19,575	2,644,281	12,624	2,850,498
Additions	—	6,667	16,663	416	262,796	192	286,734
Disposals	—	—	(630)	(30)	(55,118)	(43)	(55,821)
Exchange adjustments	—	—	(163)	(76)	(1,515)	—	(1,754)

At August 31, 2009	5,197	90,911	100,447	19,885	2,850,444	12,773	3,079,657

Accumulated depreciation:

At September 1, 2008	2,205	10,727	61,269	15,596	1,522,739	6,563	1,619,099
Charge for the year	104	1,739	8,286	1,508	192,925	1,679	206,241
Disposals	—	—	(294)	(29)	(46,214)	(19)	(46,556)
Exchange adjustments	—	—	(159)	(58)	(1,290)	—	(1,507)

At August 31, 2009	2,309	12,466	69,102	17,017	1,668,160	8,223	1,777,277

Net book value:

At August 31, 2009	2,888	78,445	31,345	2,868	1,182,284	4,550	1,302,380

Cost:

At September 1, 2007	5,197	79,598	80,638	17,419	2,475,775	6,818	2,665,445
Additions	—	4,646	2,469	2,189	196,230	6,150	211,684
Disposals	—	—	—	(478)	(30,564)	(344)	(31,386)
Exchange adjustments	—	—	1,470	445	2,840	—	4,755

At August 31, 2008	5,197	84,244	84,577	19,575	2,644,281	12,624	2,850,498

Accumulated depreciation:

At September 1, 2007	2,101	9,123	50,309	13,952	1,346,854	5,883	1,428,222
Charge for the year	104	1,604	9,626	1,617	196,198	902	210,051
Disposals	—	—	—	(286)	(22,390)	(222)	(22,898)
Exchange adjustments	—	—	1,334	313	2,077	—	3,724

At August 31, 2008	2,205	10,727	61,269	15,596	1,522,739	6,563	1,619,099

Net book value:

At August 31, 2008	2,992	73,517	23,308	3,979	1,121,542	6,061	1,231,399

12	Fixed assets (continued)

(a)	The Group’s total future aggregate lease income receivable under non-cancellable operating lease are as follows:

	2009	2008
	HK$’000	HK$’000
Leases in respect of investment property which are receivable:
- Within 1 year	258	258
- After 1 year but within 5 years	—	258

	258	516

Leases in respect of telecommunications facilities and computer equipment which are receivable:
- Within 1 year	1,566	979
- After 1 year but within 5 years	1,071	292

	2,637	1,271

	2,895	1,787

(b)	At August 31, 2009, the fair value of the investment property approximates its carrying value. Management estimated the fair value of the investment property based on its open market value.

(c)	The net book value of interests in leasehold land and buildings and investment property situated in Hong Kong are analyzed as follows:

	2009	2008
	HK$’000	HK$’000
Leases of between 10 to 50 years	81,333	76,509

Representing:

	2009	2008
	HK$’000	HK$’000
Leasehold land and building carried at cost	78,445	73,517
Investment property carried at cost less impairment loss	2,888	2,992

	81,333	76,509

(d)	In addition to the leasehold land and buildings classified as being held under a finance lease, the Group leases telecommunications, computer and office equipment under finance leases expiring from one to six years. At the end of the lease term the Group has the option to purchase the equipment at a price deemed to be a bargain purchase option. None of the leases included contingent rental.

At August 31, 2009, the net book value of telecommunications, computer and office equipment under finance lease held by the Group amounted to HK$1,289,000 (2008: HK$1,411,000).

13	Principal subsidiaries

The following is a list of the principal subsidiaries which principally affected the results, assets or liabilities of the Group at August 31, 2009:

		Principal
		activities	Particulars
	Place of	and place of	of issued	Percentage of
Name	incorporation	operations	share capital	interest held
Attitude Holdings Limited	British Virgin Islands	Inactive	Ordinary US$1	100

Automedia Holdings Limited	British Virgin Islands	Investment holding in Hong Kong	Ordinary US$1	* 100

City Telecom (B.C.) Inc.	Canada	Provision of international telecommunications and dial-up internet access services in Canada	Common Canadian dollar (“CAD”) 501,000	100

City Telecom (Canada) Inc.	Canada	Leasing and maintenance of switching equipment and provision of operational services in Canada	Common CAD100	100

City Telecom Inc.	Canada	Provision of international telecommunications and dial-up internet access services in Canada	Common CAD1,000	100

City Telecom International Limited	British Virgin Islands	Investment holding in Hong Kong	Ordinary US$5,294	* 100

Credibility Holdings Limited	British Virgin Islands	Investment holding in Hong Kong	Ordinary US$1	* 100

13	Principal subsidiaries (continued)

The following is a list of the principal subsidiaries which principally affected the results, assets or liabilities of the Group at August 31, 2009: (continued)

		Principal
		activities	Particulars
	Place of	and place of	of issued	Percentage of
Name	incorporation	operations	share capital	interest held
CTI Guangzhou Customer Services Co. Ltd. (translated from the registered name in Chinese)	PRC	Provision of administrative support services in the PRC	Paid in capital of HK$8,000,000	* 100

CTI Marketing Company Limited	Hong Kong	Inactive	Ordinary HK$10,000	100

Golden Trinity Holdings Limited	British Virgin Islands	Investment holding in Hong Kong	Ordinary US$1	* 100

Hong Kong Broadband Network Limited	Hong Kong	Provision of international telecommunications and fixed telecommunications network services in Hong Kong	Ordinary HK$383,049	100

IDD 1600 Company Limited	Hong Kong	Provision of international telecommunications services in Hong Kong	Ordinary HK$2	100

SGBN Singapore Broadband Network Pte. Limited	Singapore	Inactive	Ordinary Singapore dollar (“SG$”) 1	* 100

*	Shares held directly by the Company.

14	Other financial assets

	2009	2008
	HK$’000	HK$’000
Debt securities, at fair value and unlisted outside Hong Kong	—	27,997

Note:

The balance as at August 31, 2008 was an investment in debt security with principal amount of US$3,000,000. During the year ended August 31, 2009, the debt security matured.

15	Deferred expenditure

	2009	2008
	HK$’000	HK$’000
Balance as at the beginning of the year	56,095	21,367
Additions during the year	46,525	68,505
Less: amortization charge for the year (note 4(a))	(53,160)	(33,777)

	49,460	56,095
Current portion	(36,674)	(40,704)

Balance as at the end of the year	12,786	15,391

Deferred expenditure represents costs incurred to acquire subscribers of the services offered by the Group, which is treated as customer acquisition costs and are amortized over the period of the underlying service subscription agreements.

16	Accounts receivable, other receivables, deposits and prepayments

	2009	2008
	HK$’000	HK$’000
Accounts receivable	123,352	152,227
Less: Allowance for doubtful debts	(3,160)	(11,944)

	120,192	140,283
Other receivables, deposits and prepayments	69,765	82,726

	189,957	223,009

16	Accounts receivable, other receivables, deposits and prepayments (continued)

(a)	Aging analysis

The aging analysis of accounts receivable is as follows:

	2009	2008
	HK$’000	HK$’000
Current - 30 days	32,427	45,462
31 - 60 days	13,663	17,507
61 - 90 days	3,953	7,249
Over 90 days	73,309	82,009

	123,352	152,227

The majority of the Group’s accounts receivable are due within 30 days from the date of billings. Subscribers with receivable that are more than 3 months overdue are requested to settle all outstanding balance before further credit is granted.

(b)	Impairment of accounts receivable

Impairment losses in respect of accounts receivable are recorded using an allowance account unless the Group is satisfied that recovery of the amount is remote, in which case the impairment loss is written off against accounts receivable directly (see note 1(i)(i)).

The movement in the allowance for doubtful debts during the year including both specific and collective loss components is as follows:

	2009	2008
	HK$’000	HK$’000
Balance as at the beginning of the year	11,944	22,392
Impairment loss recognized	12,103	14,293
Uncollectible amounts written off	(20,887)	(24,741)

Balance as at the end of the year	3,160	11,944

(c)	Accounts receivable that are not impaired

The aging analysis of accounts receivable that are neither individually nor collectively considered to be impaired are as follows:

	2009	2008
	HK$’000	HK$’000
Neither past due nor impaired	32,427	45,462
0 - 30 past due	13,663	17,507
31 - 60 past due	3,953	7,249
Over 60 past due	70,149	70,065

	120,192	140,283

Receivables that were neither past due nor impaired relate to a wide range of customers for whom there was no recent history of default.

The amounts over 60 days past due for the Group included receivable relating to mobile interconnection charges of HK$68,802,000 as at August 31, 2009 (August 31, 2008: HK$64,407,000) (see note 2(c)).

16	Accounts receivable, other receivables, deposits and prepayments (continued)

(c)	Accounts receivable that are not impaired (continued)

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

(d)	Other receivables, deposits and prepayments

Other receivables, deposits and prepayments consist of deposits for purchase of fixed assets, rental deposit, interest receivable, unbilled revenue, prepayment and other receivables.

17	Cash at bank and in hand

	2009	2008
	HK$’000	HK$’000
Time deposits with banks and other financial institutions	77,500	264,943
Cash at bank and in hand	143,552	156,667

Cash at bank and in hand in the balance sheet	221,052	421,610

18	Accounts payable, other payables and accrued charges

	2009	2008
	HK$’000	HK$’000
Accounts payable	37,555	52,324
Other payables and accrued charges	206,487	178,114

	244,042	230,438

(a)	The aging analysis of the accounts payable was as follows:

	2009	2008
	HK$’000	HK$’000
Current - 30 days	12,621	18,802
31 - 60 days	1,778	4,025
61 - 90 days	189	8,334
Over 90 days	22,967	21,163

	37,555	52,324

(b)	Other payables and accrued charges

Other payables and accrued charges primarily consist of accrual for staff salaries and bonus, carrier fees and charges, payable for purchase of fixed assets, advertising and promotional expenses as well as interest payable in respect of the 10-year senior notes.

19	Deferred service revenue

Deferred service revenue primarily includes service fees received from customers in advance for the Group’s fixed telecommunications network services. Service fees received in advance is deferred and recognized as revenue on a straight-line basis over the related contract period.

20	Capital and reserves

				Capital
	Share	Share	Capital	redemption	Retained	Exchange
	capital	premium	reserve	reserve	profits	reserve	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
At September 1, 2008	65,062	670,717	19,013	—	275,025	2,790	1,032,607
Profit attributable to shareholders	—	—	—	—	212,829	—	212,829
Dividend paid in respect of previous year	—	—	—	—	(3,108)	—	(3,108)
Shares issued in respect of scrip dividend of previous year	1,221	8,685	—	—	(9,906)	—	—
Dividend paid in respect of current year	—	—	—	—	(19,904)	—	(19,904)
Shares issued upon exercise of share option	142	1,806	(549)	—	—	—	1,399
Equity settled share-based transactions	—	—	4,768	—	—	—	4,768
Exchange adjustments on translation of the financial statements of subsidiaries	—	—	—	—	—	70	70
Repurchase and cancellation of ordinary shares	(7)	—	—	7	(134)	—	(134)

At August 31, 2009	66,418	681,208	23,232	7	454,802	2,860	1,228,527

	Share	Share	Capital	Retained	Exchange
	capital	premium	reserve	profits	reserve	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
At September 1, 2007	61,650	622,433	18,109	200,519	1,171	903,882
Profit attributable to shareholders	—	—	—	125,190	—	125,190
Dividend paid in respect of previous year	—	—	—	(5,915)	—	(5,915)
Shares issued in respect of scrip dividend of previous year	1,123	18,044	—	(19,167)	—	—
Dividend paid in respect of current year	—	—	—	(11,371)	—	(11,371)
Shares issued in respect of scrip dividend of current year	884	13,347	—	(14,231)	—	—
Shares issued upon exercise of share option	1,405	16,893	(3,300)	—	—	14,998
Equity settled share-based transactions	—	—	4,204	—	—	4,204
Exchange adjustments on translation of the financial statements of subsidiaries	—	—	—	—	1,619	1,619

At August 31, 2008	65,062	670,717	19,013	275,025	2,790	1,032,607

20	Capital and reserves (continued)

Nature and purpose of reserves

(i)	Share premium

The application of the share premium account is governed by Sections 48B of the Hong Kong Companies Ordinance.

(ii)	Capital reserve

The capital reserve comprises the fair value of the actual or estimated number of unexercised share options granted to employees of the Group that was recognized in accordance with the accounting policy adopted for share based payment in note 1(p).

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

For the year ended August 31, 2009, CTI Guangzhou Customer Services Co Ltd (“CTIGZ”), a wholly-owned subsidiary of the Group, made appropriation to the statutory reserve of RMB510,000 (2008: RMB324,000). The accumulated balance of the statutory reserve maintained at the CTIGZ as at August 31, 2009 was RMB1,415,000 (2008: RMB905,000). The statutory reserve can be used to reduce previous years’ losses and to increase the capital of the subsidiary.

(iv)	Exchange reserve

The exchange reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations. The reserve is dealt with in accordance with the accounting policies set out in note 1(d)(ii).

(a)	Share capital

	2009		2008
	No. of	Amount	No. of	Amount
	Shares	HK$’000	shares	HK$’000
Authorized:
Ordinary shares of HK$0.10 each	2,000,000,000	200,000	2,000,000,000	200,000

Issued and fully paid:
Ordinary shares of HK$0.10 each
At the beginning of the year	650,621,823	65,062	616,503,404	61,650
Shares issued in respect of scrip dividend of the previous year (note (i))	12,212,142	1,221	11,227,213	1,123
Shares issued in respect of scrip dividend of the current year (note (ii))	—	—	8,838,938	884
Shares issued upon exercise of share options (note (iii))	1,416,005	142	14,052,268	1,405
Repurchase and cancellation of ordinary shares	(70,000)	(7)	—	—

At the end of the year	664,179,970	66,418	650,621,823	65,062

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per ordinary share at meetings of the Company. All ordinary shares rank equally with regard to the Company’s residual assets.

Notes:
(i)	On February 25, 2009, the Company issued and allotted 12,212,142 ordinary shares to shareholders who elected to receive the 2008 final dividend in shares pursuant to the scrip dividend scheme announced by the Company on January 9, 2009. These shares rank pari passu with the existing shares of the Company in all respects.

On February 4, 2008, the Company issued and allotted 11,227,213 ordinary shares to shareholders who elected to receive, the 2007 final dividend in shares pursuant to the scrip dividend scheme announced by the Company on January 4, 2008. These shares rank pari passu with the existing shares of the Company in all respects.

20	Capital and reserves (continued)

(a)	Share capital (continued)

Notes: (continued)
(ii)	On July 23, 2008, the Company issued and allotted 8,838,938 ordinary shares to shareholder, who elected to receive the 2008 interim dividend in shares pursuant to the scrip dividend scheme announced by the Company on June 19, 2008. These shares rank pari passu with the existing shares of the Company in all respects.

(iii)	During the year ended August 31, 2009, 1,416,005 ordinary shares (2008: 14,052,268 ordinary shares) were issued at a weighted average price of HK$0.99 per ordinary share (2008: HK$1.07 per ordinary share) to share option holders who had exercised their options. These shares so issued rank pari passu with the then existing ordinary shares in issue.

(iv)	The movement of outstanding share options during the year was as follows:

				Adjustment
		Number		to number			Number
		of share		of options			of share
		options		for 2008			options
	Exercise	outstanding at		final			outstanding
	price	September 1,		dividend			at August 31,
Date of grant	per share	2008	Granted	(note (i))	Exercised	Lapsed	2009
October 21, 2004	HK$1.5224	7,571,582	—	35,130	546,184	151,001	6,909,527
January 5, 2005	HK$1.5224	16,106,956	—	76,252	—	—	16,183,208
May 22, 2006	HK$0.6523	22,387,555	—	105,366	869,821	30,201	21,592,899
August 3, 2006	HK$0.7018	40,349	—	191	—	—	40,540
November 22, 2006	HK$0.7216	135,902	—	643	—	—	136,545
February 6, 2008	HK$1.7568	6,016,309	—	28,482	—	—	6,044,791
February 11, 2008	HK$1.8660	6,016,309	—	28,482	—	—	6,044,791
February 15, 2008	HK$1.7568	1,002,718	—	4,747	—	—	1,007,465
March 11, 2008	HK$1.8164	300,816	—	1,424	—	302,240	—
May 2, 2008	HK$1.7866	1,002,718	—	4,747	—	—	1,007,465

		60,581,214	—	285,464	1,416,005	483,442	58,967,231

During the year ended August 31, 2009, no options were granted under the 2002 Share Option Scheme.

Each option entitles the holder to subscribe for one share of HK$0.10 each in the Company at a predetermined exercise price.

20	Capital and reserves (continued)

(b)	Capital management

The Group’s primary objectives when managing capital are to maintain a reasonable capital structure, safeguard the Group’s ability to continue as a going concern, and to provide returns for shareholders.

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

The net debt to net asset gearing ratio as at August 31, 2009 and 2008 are as follows:

	2009	2008
	HK$’000	HK$’000
Unsecured
- 10-year senior notes due 2015	162,586	683,242
- Obligation under finance lease	732	376

Total loans	163,318	683,618
Less: Cash and bank balances	(221,052)	(421,610)

Net (cash)/debt	(57,734)	262,008
Net asset	1,228,527	1,032,607

Net debt to net asset gearing ratio	—	0.25

The decrease in net debt to net asset gearing ratio is mainly due to the repurchase of the 10-year senior notes (see note 22(a)).

Neither the Company nor any of its subsidiaries are currently subject to externally imposed capital requirements.

21	Deferred taxation

Deferred tax assets are recognized to the extent it is probable that future taxable profits will be generated against which the temporary differences can be utilized.

The components of deferred tax assets/(liabilities) recognized in the balance sheet and the movements are as follows:

	2009	2008
	HK$’000	HK$’000
Balance as at the beginning of the year	21,398	(291)
Exchange differences	1	(1)
Deferred taxation (charged)/credited to income statement
- relating to the origination and reversal of temporary differences (note 5)	(37,108)	(4,645)
- relating to the recognition of unrecognized tax losses in prior years (note 5)	—	26,335

Balance as at the end of the year	(15,709)	21,398

21	Deferred taxation (continued)

As at August 31, 2009, the Group has not recognized deferred tax assets in respect of unused tax losses of HK$8,154,000 (2008: HK$9,518,000) because it is not probable that future taxable profits can be generated to utilize the tax losses. All tax losses are subject to agreement with local tax authorities.

	2009	2008
	HK$’000	HK$’000
After 5 years	2,455	3,810
No expiry date	5,699	5,708

	8,154	9,518

The movement in deferred tax assets and liabilities (prior to offsetting of balances within the same taxation jurisdiction) during the year is as follows:

	Accelerated depreciation allowance
	2009	2008
	HK$’000	HK$’000
Deferred tax liabilities

At the beginning of the year	(126,447)	(134,910)
(Charged)/credited to consolidated income statement	(5,326)	8,463
Exchange differences	7	—

At the end of the year	(131,766)	(126,447)

	Tax losses
	2009	2008
	HK$’000	HK$’000
Deferred tax assets

At the beginning of the year	147,845	134,619
(Charged)/credited to consolidated income statement	(31,782)	13,227
Exchange differences	(6)	(1)

At the end of the year	116,057	147,845

Deferred tax assets and deferred tax liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on the same taxable entity. The following amounts, determined after appropriate offsetting, are shown in the balance sheet:

	2009	2008
	HK$’000	HK$’000
Deferred tax assets	—	26,335
Deferred tax liabilities	(15,709)	(4,937)

	(15,709)	21,398

22	Long-term debt and other liabilities

	2009	2008
	HK$’000	HK$’000
10-year senior notes due 2015 (note (a))	162,586	683,242
Obligation under finance lease (note (b))	732	376

	163,318	683,618

Current portion of - obligation under finance lease	(202)	(121)

	163,116	683,497

At August 31, 2009, the Group’s long-term debt and other liabilities were repayable as follows:

	2009	2008
	HK$’000	HK$’000
Long-term debt and other liabilities, repayable:
- 10-year senior notes due 2015
- after the fifth year	162,586	683,242

Obligations under finance lease
- Within 1 year	202	121
- After 1 year but within 2 years	197	129
- After 2 years but within 5 years	263	126
- After 5 years	70	—

	732	376

Less: Current portion of obligations under finance lease	(202)	(121)

	530	255

	163,116	683,497

Notes:
(a)	On January 20, 2005, the Company issued unsecured 10-year senior fixed rates notes (the “10-year senior notes”) with a principle amount of US$125 million at an issue price equal to 100 per cent of the principal amount. The 10-year senior notes mature on February 1, 2015 and bear interest at the fixed rate of 8.75% per annum payable semi-annually on February 1 and August 1 of each year, commencing August 1, 2005.

The 10-year senior notes are unconditionally and irrevocably guaranteed on a joint and several basis by the Company’s subsidiaries (other than CTI Guangzhou Customer Services Company Limited) as subsidiary guarantors.

During the year ended August 31, 2009, the Group repurchased a portion of the 10-year senior notes with a cumulative principal value of US$67,990,000 through tender offers in April 2009 and July 2009. The total consideration paid including transaction cost and accrued interest was approximately US$65,139,000. The gain on extinguishment of the 10-year senior notes was US$4,048,000 (equivalent to HK$31,371,000) which has been recorded in other revenues of the consolidated income statement.

As at August 31, 2009, the principal amount of the 10-year senior notes remaining in issue after the repurchase was US$21,363,000 (equivalent to HK$165,563,000). The amortized cost of the 10-year senior notes was US$20,979,000 (equivalent to HK$162,586,000) as at August 31, 2009.

The effective interest rate of the 10-year senior notes for the year ended August 31, 2009 is 9.2% (2008: 9.2%) per annum.

22	Long-term debt and other liabilities (continued)

Notes: (continued)
(b)	At August 31, 2009, the Group had obligations under finance leases repayable as follows:

	2009			2008
	Present			Present
	value	Interest		value	Interest
	of the	expense	Total	of the	expense	Total
	minimum	relating to	minimum	minimum	relating to	minimum
	lease	future	lease	lease	future	lease
	payments	periods	payments	payments	periods	payments
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Within 1 year	202	35	237	121	21	142

After 1 year but within 2 years	197	22	219	129	13	142
After 2 years but within 5 years	263	30	293	126	4	130
After 5 years	70	1	71	—	—	—

	530	53	583	255	17	272

	732	88	820	376	38	414

23	Notes to the consolidated cash flow statement

(a)	Reconciliation of profit before taxation to net cash inflow from operations

	2009	2008
	HK$’000	HK$’000
Profit before taxation	251,559	108,372
Depreciation of owned fixed assets	205,624	209,464
Depreciation of fixed assets held under finance lease	617	587
Amortization of deferred expenditure	53,160	33,777
Interest income	(4,869)	(15,596)
Interest element of finance lease	27	34
Loss on disposal of fixed assets	1,016	1,431
Realized and unrealized gain on other financial assets	(189)	(3,284)
Realized gain on long term bank deposit	—	(1,185)
Realized loss on derivative financial instrument	—	1,039
Equity settled share-based transactions	4,768	4,204
Gain on extinguishment of 10-year senior notes	(31,371)	(2,582)
Interest, amortization and exchange difference on 10-year senior notes	49,214	72,640

Net cash inflow before working capital changes	529,556	408,901
(Increase)/ decrease in long-term receivable and prepayment	(505)	1,346
Decrease in accounts receivable, other receivables, deposits and prepayments	33,052	6,914
Decrease in inventories	—	477
Increase in deferred expenditure	(46,525)	(68,505)
Increase/ (decrease) in accounts payable, other payables, accrued charges and deposits received	17,419	(12,567)
Increase in deferred service revenue	4,621	46,247

Net cash inflow from operations	537,618	382,813

23	Notes to the consolidated cash flow statement (continued)

(b)	Analysis of changes in financing during the year

	Share capital
	(including share	Obligations
	premium and	Under finance	10-year
	capital reserve)	lease	senior notes
	HK$’000	HK$’000	HK$’000
Balance at September 1, 2007	702,192	1,210	952,593
Issue of new shares	14,998	—	—
Share issued in respect of scrip dividend	33,398	—	—
Repayment of capital element of finance lease	—	(834)	—
Repurchase of 10-year senior notes	—	—	(269,399)
Gain on extinguishment of 10-year senior notes	—	—	(2,582)
Amortization of incidental issuance costs	—	—	1,665
Equity settled share-based transactions	4,204	—	—
Effect of foreign exchange rate changes	—	—	965

Balance at August 31, 2008	754,792	376	683,242

Balance at September 1, 2008	754,792	376	683,242
Issue of new shares	1,399	—	—
Repurchase and cancellation of ordinary shares	(7)	—	—
Share issued in respect of scrip dividend	9,906	—	—
Purchase of fixed assets under finance lease	—	494	—
Repayment of capital element of finance lease	—	(138)	—
Repurchase of 10-year senior notes	—	—	(485,829)
Gain on extinguishment of 10-year senior notes	—	—	(31,371)
Amortization of incidental issuance costs	—	—	1,545
Equity settled share-based transactions	4,768	—	—
Effect of foreign exchange rate changes	—	—	(5,001)

Balance at August 31, 2009	770,858	732	162,586

24	Financial instruments

Exposure to credit, liquidity, interest rate and currency risks arises in the normal course of the Group’s business. These risks are limited by the Group’s financial management policies and practices described below.

(a)	Credit risk

The Group’s credit risk is primarily attributable to accounts receivable and other receivables, and debt investments. Management has a credit policy in place and the exposure to the credit risk is monitored on an ongoing basis.

In respect of accounts receivable and other receivables, credit evaluations are performed on all customers requiring credit over a certain amount. These evaluations focus on the customer’s past history of making payments when due and current ability to pay, and take into account information specific to the customer as well as pertaining to the economic environment in which the customer locates. These receivables are due within 30 days from the date of billing. Subscribers with receivables that are more than 3 months overdue are requested to settle all outstanding balances before any further credit is granted. The Group generally does not obtain collateral from customers.

The Group’s exposure to credit risk is influenced mainly by individual characteristics of each customer. The default risk of the country in which customer locates also has an influence on credit risk but to a lesser extent. Concentrations of credit risk with respect to accounts receivable are limited due to the Group’s customer base being large and unrelated. As such, management does not expect any significant losses of accounts receivable that have not been provided for by way of allowances as disclosed in note 16.

The maximum exposure to credit risk is represented by the carrying amount of each financial asset after deducting any impairment allowance, in the balance sheet. Except for the financial guarantee given by the Group as disclosed in note 25, the Group does not provide any other guarantees which expose the Group to credit risk. The maximum exposure to credit risk in respect of these financial guarantees at the balance sheet date is disclosed in note 25.

Further quantitative disclosures in respect of the Group’s exposure to credit risk arising from accounts receivable are set out in note 16.

24	Financial instruments (continued)

(b)	Liquidity risk

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

	2009						2008
		Total		More than	More than			Total		More than	More than
		contractual	Within	1 year but	2 years but			contractual	Within	1 year but	2 years but
	Carrying	undiscounted	1 year or	less than	less than	More than	Carrying	undiscounted	1 year or	less than	Less than	More than
	amount	cash flow	on demand	2 years	5 years	5 years	amount	cash flow	on demand	2 years	5 years	5 years
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Current liabilities

Accounts payable	37,555	37,555	37,555	—	—	—	52,324	52,324	52,324	—	—	—
Other payables and accrued charges	206,487	206,487	206,487	—	—	—	178,114	178,114	178,114	—	—	—
Deposits received	16,385	16,385	16,385	—	—	—	16,264	16,264	16,264	—	—	—
Obligations under finance leases	202	237	237	—	—	—	121	142	142	—	—	—
Tax payable	1,993	1,993	1,993	—	—	—	2,103	2,103	2,103	—	—	—

Non current liabilities

10-year senior notes	162,586	244,117	14,489	14,489	43,467	171,672	683,242	1,093,852	61,012	61,012	183,036	788,792
Obligation under finance leases	530	583	—	219	293	71	255	272	—	142	130	—

	425,738	507,357	277,146	14,708	43,760	171,743	932,423	1,343,071	309,959	61,154	183,166	788,792

24	Financial instruments (continued)

(c)	Interest rate risk

The Group’s interest-rate risk arises mainly from its 10-year senior notes which bear interest at the fixed rate of 8.75% per annum. Borrowings issued at fixed rate expose the Group to fair value interest-rate risk.

(i)	Interest rate profile

The following table details the interest rate profile of the Group’s borrowings at the balance sheet date.

	2009		2008
	Effective		Effective
	interest		interest
	rate		rate
	%	HK$’000%		HK$’000
Fixed rate borrowings:

10-year senior notes	9.2	162,586	9.2	683,242
Obligations under finance lease	5.6	732	6.8	376

		163,318		683,618

(ii)	Sensitivity analysis

Management determines that the Group’s exposure of interest rate risk was not significant and hence no sensitivity analysis is prepared.

(d)	Foreign currency risk

All the Group’s monetary assets and liabilities are primarily denominated in either Hong Kong dollars or United States dollars. Given the exchange rate of the Hong Kong dollar to the U.S. dollar has remained close to the current pegged rate of HKD7.80 = USD1.00 since 1983, management does not expect significant foreign exchange gains or losses between the two currencies.

The Group is also exposed to a certain amount of foreign exchange risk based on fluctuations between the Hong Kong dollars and the Renminbi arising from its operations in the PRC. In order to limit this foreign currency risk exposure, the Group maintained Renminbi cash balance that approximate two to three months’ of operating cash flows.

(i)	Exposure to currency risk

The following table details the Group’s exposure at the balance sheet date to currency risk arising from recognized assets or liabilities denominated in a currency other than the functional currency of the entity to which they relate.

	2009			2008
	United			United
	States	Japanese	Canadian	States	Japanese	Canadian
	Dollars	Yen	Dollars	Dollars	Yen	Dollars
	‘000	‘000	‘000	‘000	‘000	‘000
Cash at bank and in hand and pledged bank deposits	11,599	696	282	22,330	1,099	176
Accounts payable	(3,183)	—	—	(2,500)	—	—
Other payables and accrued charges	(390)	—	—	(3,390)	—	—
10-year senior notes	(20,979)	—	—	(87,483)	—	—

Overall net exposure	(12,953)	696	282	(71,043)	1,099	176

(ii)	Sensitivity analysis

Management determines that the Group’s exposure of foreign currency risk was not significant and hence no sensitivity analysis is prepared.

24	Financial instruments (continued)

(e)	Fair values

Except for the following instruments, all financial instruments are carried at amounts not materially different from their fair values as at August 31, 2009 and 2008:

	2009		2008
	Carrying		Carrying
	amount	Fair value	amount	Fair value
	HK$’000	HK$’000	HK$’000	HK$’000
10-year senior notes	162,586	157,285	683,242	672,236

(f)	Estimation of fair values

Fair value of financial instruments is estimated as follows:
(i)	The fair value of the 10-year senior notes is determined based on quoted market price.

(ii)	Accounts receivable, other receivables, deposits and prepayments, pledged bank deposit, cash at bank and in hand, accounts payable, and other payables and accrued charges are assumed to approximate their fair values as they can be realized or settled within twelve months after the balance sheet date.
25	Contingent liabilities

	2009	2008
	HK$’000	HK$’000
Bank guarantees provided to suppliers (notes 27(i) and (ii))	2,490	24,671
Bank guarantee in lieu of payment of utility deposits (note 27(iii))	5,272	5,272

	7,762	29,943

26	Commitments

(a)	Capital commitments

	2009	2008
	HK$’000	HK$’000
Purchase of telecommunications, computer and office equipment
- contracted but not provided for	150,099	143,888

(b)	Commitments under operating leases

At August 31, 2009 and 2008, the Group has future aggregate minimum lease payments under non-cancellable operating leases as follows:

	2009	2008
	HK$’000	HK$’000
Leases in respect of land and buildings which are payable:
- Within 1 year	21,387	16,472
- After 1 year but within 5 years	13,802	11,645

	35,189	28,117

Leases in respect of telecommunications facilities and computer equipment which are payable
- Within 1 year	45,321	38,623
- After 1 year but within 5 years	9,600	12,876
- After 5 years	6,271	7,384

	61,192	58,883

	96,381	87,000

26	Commitments (continued)

(c)	Program fee commitments

The Group entered into several long-term agreements with program content providers for the rights to use certain program contents in the Group’s IP-TV services. Minimum amounts of program fees to be paid by the Group are as follows:

	2009	2008
	HK$’000	HK$’000
Program fee in respect of program rights which are payable:
- Within 1 year	9,094	6,583
- After 1 year but within 5 years	6,238	279

	15,332	6,862

27	Pledge of assets

As at August 31, 2009, the Group has pledged bank deposits of US$650,000 (equivalent to HK$5,038,000) and HK$10,000,000 as security for the following significant banking facilities:
(i)	bank facility of US$650,000 (equivalent to HK$5,038,000) granted by a bank for issuance of bank guarantees to third party suppliers, letters of credit, short-term loan, overdraft, foreign exchange and interest rate hedging arrangements. As of August 31, 2009, bank guarantees of HK$500,000 were issued against this bank facility (2008: HK$20,371,000);

(ii)	bank guarantees of HK$1,990,000 (2008: HK$4,300,000) issued by the bank to third party suppliers of the Company and one of its subsidiaries for payment of certain products and services procured by the Group from these third party suppliers; and

(iii)	bank guarantees of HK$5,272,000 (2008: HK$5,272,000) issued by the bank to certain utility vendors of the Group in lieu of payment of utility deposits.
As at August 31, 2008, the Group had pledged bank deposits of US$9,900,000 (equivalent of HK$77,319,000) and HK$10,000,000 as security of the above significant banking facilities.

28	Material related party transactions

In addition to the transactions and balances disclosed elsewhere in these financial statements, the Group entered into the following material related party transactions.

Key management personnel remuneration

Remuneration for key management personnel, including amounts paid to the Company’s directors as disclosed in note 9(a) and certain of the highest paid employees as disclosed in note 9(b), is as follows:

	2009	2008
	HK$’000	HK$’000
Short-term employee benefits	34,687	28,850
Post-employment benefits	2,614	2,425
Equity compensation benefits	4,071	3,664

	41,372	34,939

29	Comparative figure

Certain comparative figures have been reclassified to conform with the current year’s presentation.

30	Accounting estimates and judgments
Key sources of estimation uncertainty

Notes 10 and 24 contain information about the assumptions and risk factors relating to fair value of share options and financial instruments. Other key sources of estimation uncertainty are as follows:

Impairment loss for doubtful accounts

The Group maintains impairment loss for doubtful accounts based upon evaluation of the recoverability of the accounts receivable and other receivables which takes into account the historical write-off experience and recovery rates. If the financial condition of the customers were to deteriorate, additional impairment may be required.

Depreciation

Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives. The Group reviews the estimated useful lives of the assets annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group’s historical experience with similar assets and takes into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

Deferred tax

At August 31, 2009, the Group has recognized a deferred tax asset in relation to tax losses carry forward as set out in note 21. The realisability of the deferred tax asset depends on whether it is probable that future taxable profits will be available against which the asset can be utilized. In assessing the need to recognize a deferred tax asset, management consider all available evidence, including projected future taxable income, tax planning strategies, historical taxable income, and the expiration periods of the tax losses. In cases where the actual future taxable profits are less than expected, a reversal of deferred tax asset may arise, which will be recognized in the income statement for the period in which such a reversal takes place.
31	Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended August 31, 2009
Up to the date of issue of these financial statements, the IASB has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended August 31, 2009 and which have not been adopted in these financial statements.

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has concluded that the adoption of the following developments is unlikely to have significant impact on the Group’s results of operations and financial position.

Effective for
accounting periods
beginning on or after
IAS 1 (Revised)	Presentation of financial statements	January 1, 2009

IAS 23 (Revised)	Borrowing costs	January 1, 2009

IFRS 8	Operating segments	January 1, 2009

32	Supplemental guarantors consolidated financial information

The senior notes mentioned above in note 22 are fully, irrevocably and unconditionally guaranteed, jointly and severally, on a senior unsecured basis by all of the subsidiaries of City Telecom (H.K.) Limited (collectively defined as “Guarantor Subsidiaries”), except CTI Guangzhou Customer Services Co. Ltd. in the PRC (“Non-guarantor Subsidiary”).

The condensed consolidated financial information is presented below and should be read in connection with the consolidated financial statements of City Telecom (H.K.) Limited prepared under IFRSs. Separate financial statements of the Guarantor Subsidiaries are not presented because the Guarantor Subsidiaries are wholly-owned and have fully and unconditionally guaranteed the Notes on a joint and several basis.

The following condensed consolidated financial information presents the consolidated balance sheets as of August 31, 2008 and 2009 and the related consolidated income statements and cash flow statements for the years ended August 31, 2008 and 2009 of (a) City Telecom (H.K.) Limited, the parent; (b) the Guarantor Subsidiaries on a combined basis; (c) the Non-guarantor Subsidiary; (d) eliminating entries; and (e) the total consolidated amounts.

32	Supplemental guarantors consolidated financial information (continued)

Consolidated balance sheet as of August 31, 2009

	City
	Telecom		Non-
	(H.K.)	Guarantor	guarantor	Eliminating	Consolidated
	Limited	subsidiaries	subsidiary	entries	total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Non-current assets

Investments in subsidiaries (note)	1,258,726	228,875	—	(1,487,601)	—
Goodwill	—	—	—	1,066	1,066
Fixed assets	74,688	1,221,172	6,520		1,302,380
Long term receivable and prepayment	—	16,573	—	(10,482)	6,091
Deferred expenditure	—	12,786	—		12,786

	1,333,414	1,479,406	6,520		1,322,323

Current assets

Accounts receivable	9,220	110,972	—		120,192
Other receivables, deposits and prepayments	3,393	67,584	2,492	(3,704)	69,765
Deferred expenditure	—	36,674	—		36,674
Pledged bank deposits	15,038	—	—		15,038
Cash at bank and in hand	119,419	74,197	27,436		221,052

	147,070	289,427	29,928		462,721

Current liabilities

Amounts due to subsidiaries/ fellow subsidiaries	10,830	905,460	4,427	(920,717)	—
Accounts payable	20,484	17,071	—		37,555
Other payables and accrued charges	23,530	172,676	10,281		206,487
Deposits received	7,886	8,499	—		16,385
Deferred service revenue	10,848	107,904	—	(3,682)	115,070
Tax payable	356	496	1,141		1,993
Current portion — obligation under finance leases	193	9	—		202

	74,127	1,212,115	15,849		377,692

Net current assets/ (liabilities)	72,943	(922,688)	14,079		85,029

Total assets less current liabilities	1,406,357	556,718	20,599		1,407,352

Non-current liabilities
Deferred tax liabilities	7,047	8,662	—		15,709
Long-term deferred service revenue	10,535	—	—	(10,535)	—
Long-term debt and other liabilities	163,108	8	—		163,116

	180,690	8,670	—		178,825

Net assets	1,225,667	548,048	20,599		1,228,527

Capital and reserves

Share capital	66,418	15,485	8,131	(23,616)	66,418
Reserves	1,159,249	532,563	12,468	(542,171)	1,162,109

Total equity attributable to equity shareholders of the Company	1,225,667	548,048	20,599		1,228,527

Note:	The amounts of investment in subsidiaries and retained profits at City Telecom (H.K.) Limited level have included the share of net assets of its subsidiaries using the equity method of accounting.

32	Supplemental guarantors consolidated financial information (continued)

Consolidated balance sheet as of August 31, 2008

	City
	Telecom		Non-
	(H.K.)	Guarantor	guarantor	Eliminating	Consolidated
	Limited	subsidiaries	subsidiary	entries	total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Non-current assets

Investments in subsidiaries (note)	1,499,437	260,399	—	(1,759,836)	—
Goodwill	—	—	—	1,066	1,066
Fixed assets	87,483	1,135,394	8,522		1,231,399
Long term receivable and prepayment	—	19,773	—	(14,187)	5,586
Deferred expenditure	—	15,391	—		15,391
Deferred tax assets	—	26,335	—		26,335

	1,586,920	1,457,292	8,522		1,279,777

Current assets

Accounts receivable	11,418	128,865	—		140,283
Other receivables, deposits and prepayments	3,378	80,293	2,759	(3,704)	82,726
Deferred expenditure	—	40,704	—		40,704
Other financial assets	27,997	—	—		27,997
Pledged bank deposits	87,319	—	—		87,319
Cash at bank and in hand	90,386	263,386	67,838		421,610

	220,498	513,248	70,597		800,639

Current liabilities

Amounts due to subsidiaries/ fellow subsidiaries	10,830	1,316,410	51,059	(1,378,299)	—
Accounts payable	26,440	25,884	—		52,324
Other payables and accrued charges	17,831	149,548	10,735		178,114
Deposits received	7,943	8,321	—		16,264
Deferred service revenue	11,172	102,678	—	(3,401)	110,449
Tax payable	356	496	1,251		2,103
Current portion — obligation under finance leases	112	9	—		121

	74,684	1,603,346	63,045		359,375

Net current assets/ (liabilities)	145,814	(1,090,098)	7,552		441,264

Total assets less current liabilities	1,732,734	367,194	16,074		1,721,041

Non-current liabilities
Deferred tax liabilities	4,937	—	—		4,937
Long-term deferred service revenue	14,500	—	—	(14,500)	—
Long-term debt and other liabilities	683,480	17	—		683,497

	702,917	17	—		688,434

Net assets	1,029,817	367,177	16,074		1,032,607

Capital and reserves

Share capital	65,062	15,485	8,131	(23,616)	65,062
Reserves	964,755	351,692	7,943	(356,845)	967,545

Total equity attributable to equity shareholders of the Company	1,029,817	367,177	16,074		1,032,607

Note:	The amounts of investment in subsidiaries and retained profits at City Telecom (H.K.) Limited level have included the share of net assets of its subsidiaries using the equity method of accounting.

32	Supplemental guarantors consolidated financial information (continued)

Consolidated income statement for the year ended August 31, 2009

	City
	Telecom		Non-
	(H.K.)	Guarantor	guarantor	Eliminating	Consolidated
	Limited	subsidiaries	subsidiary	entries	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Revenue	95,386	1,390,697	142,603	(150,447)	1,478,239
Network costs	(29,973)	(177,655)	—	32,499	(175,129)
Other operating expenses	(90,557)	(959,960)	(136,750)	149,303	(1,037,964)
Other revenues	108,933	31,684	576	(99,653)	41,540
Finance costs	(54,241)	(69,017)	—	68,131	(55,127)
Share of net profit from subsidiaries (note)	185,391	—	—	(185,391)	—

Profit before taxation	214,939	215,749	6,429		251,559
Income tax expense	(2,110)	(34,998)	(1,622)		(38,730)

Net profit	212,829	180,751	4,807		212,829

Note:	The net profit amounts at City Telecom (H.K.) Limited level have included the share of net profit of its subsidiaries using the equity method of accounting.
Consolidated income statement for the year ended August 31, 2008

	City
	Telecom		Non-
	(H.K.)	Guarantor	guarantor	Eliminating	Consolidated
	Limited	subsidiaries	subsidiary	entries	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Revenue	116,130	1,283,296	135,374	(231,819)	1,302,981
Network costs	(28,398)	(184,851)	—	34,882	(178,367)
Other operating expenses	(87,551)	(978,990)	(130,481)	230,928	(966,094)
Other revenues	93,494	37,752	1,336	(107,593)	24,989
Finance costs	(71,702)	(71,753)	—	68,318	(75,137)
Share of net profit from subsidiaries (note)	108,154	—	—	(108,154)	—

Profit before taxation	130,127	85,454	6,229		108,372
Income tax (expense)/benefit	(4,937)	26,306	(4,551)		16,818

Net profit	125,190	111,760	1,678		125,190

Note:	The net profit amounts at City Telecom (H.K.) Limited level have included the share of net profit of its subsidiaries using the equity method of accounting.

32	Supplemental guarantors consolidated financial information (continued)

Condensed consolidated cash flow statement for the year ended August 31, 2009

	City
	Telecom		Non-
	(H.K.)	Guarantor	guarantor	Eliminating	Consolidated
	Limited	subsidiaries	subsidiary	entries	total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Net cash inflow/(outflow) from operating activities	487,691	87,358	(38,930)	(233)	535,886
Net cash inflow/(outflow) from investing activities	101,605	(276,843)	(1,250)		(176,488)
Net cash outflow from financing activities	(560,397)	(10)	—		(560,407)

Increase/(decrease) in cash at bank and in hand	28,899	(189,495)	(40,180)		(201,009)
Cash at bank in hand at September 1, 2008	90,386	263,386	67,838		421,610
Effects of foreign exchange rates changes	134	306	(222)	233	451

Cash at bank and in hand at August 31, 2009	119,419	74,197	27,436		221,052

Condensed consolidated cash flow statement for the year ended August 31, 2008

	City
	Telecom		Non-
	(H.K.)	Guarantor	guarantor	Eliminating	Consolidated
	Limited	subsidiaries	subsidiary	entries	total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Net cash inflow from operating activities	193,028	125,511	59,866	158	378,563
Net cash inflow/(outflow) from investing activities	18,775	(164,222)	(2,303)		(147,750)
Net cash outflow from financing activities	(341,813)	(737)	—		(342,550)

(Decrease)/increase in cash at bank and in hand	(130,010)	(39,448)	57,563		(111,737)
Cash at bank and in hand at September 1, 2007	220,531	303,227	9,136		532,894
Effects of foreign exchange rates changes	(135)	(393)	1,139	(158)	453

Cash at bank and in hand at August 31, 2008	90,386	263,386	67,838		421,610

SIGNATURE
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Yeung Chu Kwong, William
Name:	Yeung Chu Kwong, William
Title:	Chief Executive Officer

By:	/s/ Lai Ni Quiaque
Name:	Lai Ni Quiaque
Title:	Chief Financial Officer
Date: December 18, 2009