Form 20-F/A
period 2009-08-31
CITY TELECOM (H.K.) LTD
filed 2010-03-24
CIK 1097086

As filed with the Securities and Exchange Commission on March 24, 2010.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 20-F/A
(Amendment No. 1)

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
Date of event requiring this shell company report
Commission file number: 000-30354
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

Explanatory Note
This Amendment No.1 on Form 20-F/A (the “amended Form 20-F”) amends City Telecom (H.K.) Limited’s (the “Company”) Annual Report on Form 20-F for the fiscal year ended August 31, 2009 that was filed with the Securities and Exchange Commission (the “SEC”) on December 18, 2009 (the “Original Form 20-F”). This amended Form 20-F is being filed in order to provide the selected financial data on page 6 in US and HK GAAP, add certain risk factor disclosure and to provide additional detail regarding the Company’s contractual liabilities in the table of contractual obligations. The amended Form 20-F also makes technical corrections to the file number on the cover and the SEC’s contact information. The Company is also filing corrected and/or updated officer certifications as Exhibits 12.1,12.2 and 13.
For the convenience of the reader, this Form 20-F/A sets forth the full text of the Annual Report on Form 20-F for the fiscal year ended August 31, 2009, in its entirely, as hereby amended. However, this Form 20-F/A amends only the information described above and no other information in the Original Form 20-F is amended hereby.
This Form 20-F/A does not reflect events occurring after the filing of the Original Form 20-F on December 18, 2009 and no attempt has been made in this amended Form 20-F/A to modify or update other disclosures as presented in the Original Form 20-F. Accordingly, this amended Form 20-F should be read in conjunction with our filings with the SEC subsequent to the filing of the Original Form 20-F.

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

	For the year ended August 31,
	2008	2009	2009
	HK$	HK$	US$
	(Amounts in thousands)
EBITDA	377,964	508,058	65,551
Depreciation and amortization	(210,051)	(206,241)	(26,610)
Interest expense, net	(59,541)	(50,258)	(6,484)
Income taxes benefit/(expense)	16,818	(38,730)	(4,997)

Net income	125,190	212,829	27,460
Depreciation and amortization	210,051	206,241	26,610
Amortization of deferred expenditure	33,777	53,160	6,859
Income taxes (benefit)/expense	(16,818)	38,730	4,997
Interest income	(15,596)	(4,869)	(628)
Interest element of finance lease	34	27	3
Interest, amortization and exchange difference on senior notes	72,640	49,214	6,350
Realized gain on long term bank deposit	(1,185)	—	—
Loss on disposal of fixed assets	1,431	1,016	131
Equity settled share-based transaction	4,204	4,768	615
Realized loss on derivatives financial instruments	1,039	—	—
Realized and unrealized gain on other financial assets	(3,284)	(189)	(24)
Gain on extinguishment of senior notes	(2,582)	(31,371)	(4,048)
Taxation paid	(4,250)	(1,732)	(223)
Change in long term receivable and prepayments	1,346	(505)	(65)
Change in working capital, net	(27,434)	8,567	1,105

Net cash inflow from operating activities	378,563	535,886	69,142

Operating data:

	As of and for the year ended August 31,
	2007	2008	2009
FTNS subscriptions:
- Broadband Internet access	247,000	316,000	391,000
- Local VoIP	308,000	329,000	382,000
- IP-TV	128,000	156,000	170,000

Total	683,000	801,000	943,000

Registered international telecommunications accounts (note 5)	2,331,000	2,336,000	2,383,000

IDD outgoing minutes (in thousands)	659,000	574,000	487,000

Notes:

(1)	Diluted earnings per share is computed by dividing the net income by the diluted weighted average number of ordinary shares during the year.

(2)	For fiscal 2008 and 2009, the diluted weighted average number of ordinary shares was the weighted average number of ordinary shares outstanding during the respective years, plus the weighted average number of additional ordinary shares which would have been outstanding assuming all the outstanding share options have been exercised at the beginning of the respective years or on the date of issue, whichever is earlier.

(3)	EBITDA for any period means, without duplication, net income for such period, plus the following to the extent deducted in calculating such net income: interest expense, income taxes, depreciation and amortization expense (excluding any such non-cash charge to the extent it represents an accrual of or reserve for cash charges in any future period or amortization of a prepaid cash expense that was paid in a prior period not included in the calculation), less interest income. EBITDA is not a measure of performance under IFRSs. We believe that EBITDA is an additional measure utilized by investors in determining a borrower’s ability to meet debt service requirements. However, EBITDA does not represent, and should not be used as a substitute for, net earnings or cash flows from operations as determined in accordance with IFRSs, and EBITDA is not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of EBITDA may differ from that of other companies.

(4)	Capital expenditures represent additions to fixed assets and include non-cash transactions.

(5)	Registered accounts refer to international telecommunications customers that have a valid account. Account holders may or may not be active users of our services.
Selected Consolidated Statement of Operations Data:

	For the year ended August 31,
	2005 (6)	2006 (6)	2007
	HK$	HK$	HK$
	(Amounts in thousands except per share data)
HKFRS

Revenues:
Fixed telecommunications network services	629,464	716,600	816,800
International telecommunications services	532,595	418,276	324,470

Total operating revenue	1,162,059	1,134,876	1,141,270

Network Costs:
Fixed telecommunications network services	(118,383)	(125,639)	(103,795)
International telecommunications services	(221,019)	(174,954)	(110,796)

Total network costs	(339,402)	(300,593)	(214,591)
Other operating expenses	(958,031)	(919,795)	(834,104)

(Loss)/income from operations	(135,374)	(85,512)	92,575
Interest (expense)/income, net	(40,884)	(68,259)	(64,833)
Other income, net	6,037	4,465	3,149
Income taxes credit/ (expense)	6,725	7,244	(2,026)

Net (loss)/income	(163,496)	(142,062)	28,865
Basic (loss)/ earnings per share (cents)	(26.6)	(23.1)	4.7
Diluted (loss)/earnings per share (cents) (1)	(26.6)	(23.1)	4.6
Dividends declared per share (cents)	—	—	8.0
Weighted average number of shares	613,525	614,134	614,840
Diluted weighted average number of shares (2)	613,525	614,134	631,319

	For the year ended August 31,
	2005	2006	2007
	HK$	HK$	HK$
	(Amounts in thousands except per share data)
U.S. GAAP
Total operating revenue	1,162,059	1,134,876	1,141,270
Total operating expenses	(1,289,014)	(1,220,388)	(1,048,695)
Net (loss)/income	(149,148)	(142,062)	28,865
Basic (loss)/earnings per share (cents)	(24.3)	(23.1)	4.7
Diluted (loss)/earnings per share (cents) (1)	(24.3)	(23.1)	4.6
Dividends declared per share (cents)	—	—	8.0
Weighted average number of shares	613,525	614,134	614,840
Diluted weighted average number of shares (2)	613,525	614,134	631,319
Selected Consolidated Balance Sheet Data:

	August 31,
	2005	2006	2007
	HK$	HK$	HK$
	(Amounts in thousands)
HKFRS
Total assets	2,347,428	2,124,215	2,161,133
Debt	(945,348)	(948,027)	(952,593)
Finance lease obligation	(3,135)	(2,373)	(1,210)
Other liabilities	(378,491)	(282,161)	(303,448)

Total liabilities	(1,326,974)	(1,232,561)	(1,257,251)

Net assets employed	1,020,454	891,654	903,882

Share capital	61,412	61,417	61,650
Share premium	619,408	620,298	622,433
Reserves	339,634	209,939	219,799

Total shareholders’ equity	1,020,454	891,654	903,882

	August 31,
	2005	2006	2007
	HK$	HK$	HK$
	(Amounts in thousands)
U.S. GAAP
Total assets	2,385,556	2,154,305	2,189,086
Total liabilities	(1,352,876)	(1,257,034)	(1,279,587)
Net shareholders’ equity	1,032,680	897,271	909,499
Other Financial Data:

	For the year ended August 31,
	2005 (6)	2006 (6)	2007
	HK$	HK$	HK$
	(Amounts in thousands)
HKFRS
EBITDA (3)	108,377	195,417	353,827
Net cash provided by operating activities	77,383	184,151	383,999
Net cash (used in) / provided by investing activities	(557,440)	(492,742)	114,053
Net cash provided by /(used in) financing activities	792,216	(86,432)	(109,504)
Capital expenditures (4)	419,126	322,935	132,250
     As a measure of our operating performance or liquidity, we believe that the most directly comparable measure to EBITDA is net cash provided by operating activities. The following table reconciles our net cash provided by operating activities under HKFRS to our definition of EBITDA on a consolidated basis for each of fiscal 2005, 2006 and 2007.

	For the year ended August 31,
	2005	2006	2007
	HK$	HK$	HK$
	(Amounts in thousands)
EBITDA (3)	108,377	195,417	353,827
Depreciation and amortization	(237,714)	(276,464)	(258,103)
Interest expense, net	(40,884)	(68,259)	(64,833)
Income taxes credit/(expense)	6,725	7,244	(2,026)

Net (loss)/income	(163,496)	(142,062)	28,865
Depreciation and amortization	237,714	276,464	258,103
Impairment loss on investment property	—	1,131	—
Amortization of deferred expenditure	12,927	13,973	15,580
Income taxes (credit)/expense	(6,725)	(7,244)	2,026
Interest income	(13,578)	(20,378)	(22,671)
Interest, amortization and exchange difference on senior notes	54,065	86,664	89,879
Other borrowing costs	—	1,919	(739)
(Gain) / loss on disposal of fixed assets	(134)	9,621	1,714
Equity settled share-based transaction	6,965	6,823	5,727
Realized and unrealized loss on derivatives financial instruments	—	125	806
Unrealized gain on other investments	(300)	(668)	(1,887)
Taxation paid	(1,393)	(2,532)	(2,171)
Change in long term receivable	(6,893)	567	5,600
Change in working capital, net	(41,769)	(40,252)	3,167

Net cash flow provided by operating activities	77,383	184,151	383,999

Operating Data:

	As of and for the year ended August 31,
	2005	2006	2007
Fixed Telecommunications Network Services Subscriptions:
Broadband Internet Access	229,000	220,000	247,000
Local VoIP	293,000	281,000	308,000
IP-TV	109,000	116,000	128,000

Total	631,000	617,000	683,000

Registered international telecommunications accounts (5)	2,054,036	2,201,963	2,331,000
IDD outgoing minutes (in thousands)	947,100	788,000	659,000

(1)	Diluted (loss)/ earnings per share is computed by dividing the net (loss)/ income by the diluted weighted average number of ordinary shares during the year.

(2)	For fiscal 2007, the diluted weighted average number of shares was the weighted average number of ordinary shares outstanding during the year, plus the weighted average number of additional ordinary shares which would have been outstanding assuming all the outstanding share options and share warrants (if any) have been exercised at the beginning of the respective years or on the date of issue, whichever is earlier. For fiscal 2005 and 2006, the diluted weighted average number of shares was equal to the weighted average number of ordinary shares outstanding during the respective years because the incremental effect of share options and share warrants was anti-dilutive in a loss-making year.

(3)	EBITDA for any period means, without duplication, net income/(loss) for such period, plus the following to the extent deducted in calculating such net income/(loss): interest expense, income taxes, depreciation and amortization expense (excluding any such non cash charge to the extent it represents an accrual of or reserve for cash charges in any future period or amortization of a prepaid cash expense that was paid in a prior period not included in the calculation), less interest income. EBITDA is not a measure of performance under HKFRS or U.S. GAAP. We believe that EBITDA is an additional measure utilized by investors in determining a borrower’s ability to meet debt service requirements. However, EBITDA does not represent, and should not be used as a substitute for, net earnings or cash flows from operations as determined in accordance with HKFRS or U.S. GAAP, and EBITDA is not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of EBITDA may differ from that of other companies.

(4)	Capital expenditures represent additions to fixed assets and include non-cash transactions.

(5)	Registered accounts refer to international telecommunications customers that have a valid account. Account holders may or may not be active users of our services.

(6)	Due to additional evidence and information received with respect to the collectability of the mobile interconnection charges on January 30, 2006, we were required to reassess the conditions on which the estimates on bad debt provision for mobile interconnection charges receivables were based. Such assessment were made after the publication of our Hong Kong statutory financial statements for fiscal 2005 but prior to the filing of our annual report on Form 20-F for fiscal 2005. The effect of the reassessment was reflected in our annual report on Form 20-F for fiscal 2005 and in our Hong Kong statutory financial statements for fiscal 2006.

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
     The telecommunications industry is characterized by rapidly changing technology and industry standards, evolving subscriber needs and the changing nature of services with increasingly short life cycles. We cannot assure you that we will be able to respond successfully to technological advances and stay ahead of the evolving industry standards, for the following reasons:
•	To compete successfully, we must constantly increase the diversity and sophistication of the services we offer and upgrade our telecommunications technologies. We may be required to make substantial capital expenditures and may not be successful in modifying our network infrastructure in a timely and cost-effective manner in response to these changes.

•	New technology, such as the possible development of 4G wireless data networks as a substitute for a fiber-based services, or other trends in the telecommunications industry, could have an adverse effect on the services we currently offer. For example, traditional fixed line home telephones are being replaced by mobile telephones and/or VoIP services. Technology substitution from global VoIP providers, some of which offer free PC-to-PC based international calls, is also becoming more prevalent. Increased adoption of such competing technology may lead to a decline in our revenues.

•	Changing our services in response to market demand may require the adoption of new technologies that could render many of the technologies that we are currently implementing less competitive or obsolete. We may also need to gain access to related or enabling technologies in order to integrate the new technology with our existing technology. Our new services may contain design flaws or other defects when first introduced to the market.
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
Our Chairman and Vice Chairman have significant ownership interest in the company. We cannot assure you that our Chairman and Vice Chairman will not engage in any transactions that lead to conflicts of interest resulting from their ownership interests
     Our Chairman and Vice Chairman each have an indirect ownership interest in the Company through Top Group International Limited (“Top Group”), which, as of December 18, 2009, held approximately 51.05% of the Company’s shares, of which 42.12% and 27.06% was owned by our Chairman and Vice Chairman, respectively. Top Group is a holding company which is incorporated in the British Virgin Islands but has no active operations. We cannot make assurances that our Chairman or Vice Chairman will not take actions that may not be in the best interests of our other shareholders.
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

	Payments due by period
			More than	More than
			1 year	3 years
		Within	but within	but within	More than
	Total	1 year	3 years	5 years	5 years
Contractual obligations	HK$	HK$	HK$	HK$	HK$
	(Amounts in thousands)
Capital expenditure items	150,099	150,099	—	—	—
Operating leases	96,381	66,708	19,284	4,118	6,271
10-year senior notes	244,117	14,489	28,978	28,978	171,672
Obligation under finance leases	820	237	320	192	71
Other current liabilities	262,420	262,420	—	—	—
Programming fees (IP-TV)	15,332	9,094	6,238	—	—

Total	769,169	503,047	54,820	33,288	178,014

Note:	the other current liabilities of HK$262.4 million is comprised of accounts payable of HK$37.6 million, other payables and accrued charges of HK$206.5 million, deposits received of HK$16.4 million and tax payable of HK$1.9 million. A detailed explanation of the nature of accounts payable and other payables and accrued charges is contained in Note 18 to the Company’s audited consolidated financial statements included in this Form 20-F.
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
     The Company’s registration statements may be inspected and copied, including exhibits and schedules, and the reports and other information as filed with the Securities and Exchange Commission in accordance with the Securities Exchange Act of 1934 at the public reference facilities maintained by the Securities and Exchange Commission at 100F Street NE, Washington, D.C. 20549. Copies of such material may also be obtained from the Public Reference Section of the Securities and Exchange Commission at 100F Street NE, Washington, D.C. 20549, at prescribed rates. Information may be obtained regarding the Washington D.C. Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330 or by contacting the Securities and Exchange Commission over the Internet at its website at http://www.sec.gov.
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
Date: March 24, 2010