Form 20-F
period 2010-08-31
CITY TELECOM (H.K.) LTD
filed 2010-12-17
CIK 1097086

As filed with the Securities and Exchange Commission on December 17, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended August 31, 2010
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
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name Of Each
Exchange On Which
Title Of Each Class	Registered
American Depositary Shares, each representing 20 Ordinary Shares, par value HK$0.10 per share	The Nasdaq Stock Market LLC
Ordinary Shares, par value HK$0.10 per share*	The Nasdaq Stock Market LLC*
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as at the close of the period covered by the annual report: 764,997,344 Ordinary Shares, par value HK$0.10 per share
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
Yes ☑      No ☐
     Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐       No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐
     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued ☑	Other ☐
by the International Accounting Standards Board
     If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has selected to follow.
Item 17 ☐      Item 18 ☐
     If this report is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐       No ☑
*      Not for trading, but only in connection with the registration of the American Depositary Shares

Use of defined and technical terms
Except as otherwise indicated by the context, references in this annual report to:
•	“Hong Kong Companies Ordinance” are to Chapter 32 of the laws of Hong Kong;

•	“City Telecom” or the “Company” are to City Telecom (H.K.) Limited;

•	“fiscal year” or “fiscal” are to the Company’s fiscal year ended August 31 for the year referenced;

•	“FTNS business” are to our business segment in which we provide fixed telecommunications network services, including dial up and broadband Internet access services, local VoIP services, IP-TV services and corporate data services;

•	“FTNS Licenses” are to the licenses issued by the Hong Kong regulatory authorities for fixed telecommunications network services;

•	“GPON” are to Gigabit Passive Optical Network;

•	“Group” are to the Company and its subsidiaries;

•	“HKBN” are to Hong Kong Broadband Network Limited, a wholly owned subsidiary of the Company;

•	“HKFRSs” are to Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants;

•	“IDD business” are to our business segment in which we provide international telecommunications services, including international long distance call services;

•	“IFRSs” are to International Financial Reporting Standards, as issued by the International Accounting Standards Board;

•	“IP-TV services” are to pay-television services through Internet Protocol;

•	“PNETS Licenses” are to licenses issued by the Hong Kong regulatory authorities for the public non-exclusive telecommunications services;

•	“UC License” are to the Unified Carrier License issued by the Hong Kong regulatory authorities for fixed and mobile telecommunication services; and

•	“VoIP” are to Voice over Internet Protocol.
Currency translation
     We publish our consolidated financial statements in Hong Kong dollars. In this annual report, references to “Hong Kong dollars” or “HK$” are to the currency of Hong Kong, and references to “U.S. dollars” or “US$” are to the currency of the United States. This annual report contains translations of Hong Kong dollar amounts into U.S. dollar amounts, solely for your convenience. Unless otherwise indicated, the translations have been made at US$1.00 = HK$7.7781, which was the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on August 31, 2010. On December 10, 2010 the exchange rate was US$1.00 = HK$7.7737. You should not construe these translations as representations that the Hong Kong dollar amounts actually represent such U.S. dollar amounts or could have been or could be converted into U.S. dollars at the rates indicated or at any other rates.

Note regarding forward-looking statements
     This annual report contains forward-looking statements that are, by their nature, subject to significant risks and uncertainties. These include statements with respect to City Telecom and our plans, strategies and beliefs and other statements that are not historical facts. These statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “intend”, “estimate”, “continue”, “plan”, “predict”, “project” or other similar words. The statements are based on management’s assumptions and beliefs in light of the information currently available to us.
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

Special note on our financial information presented in this annual report
     Our consolidated financial statements as of and for the years ended August 31, 2008, 2009 and 2010 included in this annual report on Form 20-F have been prepared in accordance with IFRSs as issued by the International Accounting Standards Board, or the IASB. Pursuant to the requirement under IFRS 1: First-Time Adoption of International Financial Reporting Standards, or IFRS 1, the date of our transition to IFRS was September 1, 2007, which is the beginning of the earliest period for which we have presented full comparative information in our consolidated financial statements in our annual report for the year ended August 31, 2009. With due regard to our accounting policies in previous periods and the requirements of IFRS 1, we have concluded that no adjustments were required to the amounts reported under HKFRSs as at September 1, 2007 or in respect of the year ended August 31, 2008.
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
ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
ITEM 3 KEY INFORMATION
          A. Selected financial data
City Telecom’s historical financial information
     The following table presents the selected consolidated financial data and operating data of City Telecom as of and for the years ended August 31, 2008, 2009 and 2010. The selected financial data should be read in conjunction with, and is qualified in its entirety by reference to, the consolidated financial statements included elsewhere in this annual report, the accompanying notes thereto and Item 5 “Operating and financial review and prospects”. As disclosed above under “Special note on our financial information presented in this annual report”, our consolidated financial statements as of and for the years ended August 31, 2008, 2009 and 2010 have been prepared and presented in accordance with IFRSs.
Selected consolidated statement of operations data:

	For the year ended August 31,
	2008	2009	2010	2010
	HK$	HK$	HK$	US$
	(Amounts in thousands except per share data and number of ordinary shares)
Revenue:
- FTNS business	1,011,038	1,230,880	1,356,098	174,348
- IDD business	291,943	247,359	218,589	28,103

Total operating revenue	1,302,981	1,478,239	1,574,687	202,451

Network costs:
- FTNS business	(103,524)	(107,670)	(144,347)	(18,558)
- IDD business	(74,843)	(67,459)	(50,945)	(6,550)

Total network costs	(178,367)	(175,129)	(195,292)	(25,108)

Other operating expenses	(966,094)	(1,037,964)	(1,105,604)	(142,143)

Interest expense, net	(59,541)	(50,258)	(10,863)	(1,397)
Other income/(expense), net	9,393	36,671	(3,383)	(434)
Income taxes benefit/(expense)	16,818	(38,730)	(42,679)	(5,487)

Net income	125,190	212,829	216,866	27,882

Basic earnings per share (cents)	19.7	32.4	30.7	3.9
Diluted earnings per share (cents) (note 1)	19.0	31.8	29.4	3.8
Dividends per share attributable to the year (cents)	6.0	19.0	20.0	2.6
Weighted average number of ordinary shares	634,015	657,201	706,605	706,605
Diluted weighted average number of ordinary shares (note 2)	657,997	668,384	736,616	736,616

Selected consolidated balance sheet data:

	As of August 31,
	2008	2009	2010	2010
	HK$	HK$	HK$	US$
	(Amounts in thousands)
Total assets	2,093,410	1,790,408	2,251,549	289,473

Long-term debt and other liabilities	(683,242)	(162,586)	(134,860)	(17,338)
Finance lease obligations	(376)	(732)	(605)	(78)
Other liabilities	(377,185)	(398,563)	(427,545)	(54,969)

Total liabilities	(1,060,803)	(561,881)	(563,010)	(72,385)

Net assets	1,032,607	1,228,527	1,688,539	217,088

Share capital	65,062	66,418	76,500	9,835
Share premium	670,717	681,208	1,074,997	138,208
Reserves	296,828	480,901	537,042	69,045

Total shareholders’ equity	1,032,607	1,228,527	1,688,539	217,088

Other financial data:

	For the year ended August 31,
	2008	2009	2010	2010
	HK$	HK$	HK$	US$
	(Amounts in thousands)
EBITDA (note 3)	377,964	508,058	469,437	60,354
Net cash inflow from operating activities	381,991	536,771	485,340	62,398
Net cash outflow from investing activities	(147,750)	(176,488)	(306,254)	(39,374)
Net cash outflow from financing activities	(345,978)	(561,292)	178,307	22,924
Capital expenditures (note 4)	211,684	286,734	344,844	44,335
     As a measure of our operating performance or liquidity, we believe that the most directly comparable measure to EBITDA is net cash provided by operating activities. The following table reconciles our net cash inflow from operating activities, the most directly comparable financial measure calculated and presented in accordance with IFRSs, to our definition of EBITDA on a consolidated basis for the years ended 2008, 2009 and 2010.

	For the year ended August 31,
	2008	2009	2010	2010
	HK$	HK$	HK$	US$
	(Amounts in thousands)
EBITDA	377,964	508,058	469,437	60,354
Depreciation and amortization	(210,051)	(206,241)	(199,029)	(25,588)
Interest expense, net	(59,541)	(50,258)	(10,863)	(1,397)
Income taxes benefit/(expense)	16,818	(38,730)	(42,679)	(5,487)

Net income	125,190	212,829	216,866	27,882
Depreciation and amortization	210,051	206,241	199,029	25,588
Amortization of deferred expenditure	33,777	53,160	48,621	6,251
Income taxes (benefit)/expense	(16,818)	38,730	42,679	5,487
Interest income	(15,596)	(4,869)	(11,372)	(1,462)
Interest element of finance lease	34	27	42	5
Interest, amortization and exchange difference on senior notes	72,640	49,214	6,069	780
Interest on other borrowings	3,428	885	3,260	419
Amortization of upfront cost on bank loan	—	—	192	25
Interest expense on bank loan	—	—	1,379	177
Change in fair value of derivative financial instruments	—	—	11,293	1,452
Realized gain on long term bank deposit	(1,185)	—	—	—

	For the year ended August 31,
	2008	2009	2010	2010
	HK$	HK$	HK$	US$
	(Amounts in thousands)
Loss/(gain) on disposal of fixed assets	1,431	1,016	(1,375)	(177)
Equity settled share-based transaction	4,204	4,768	5,347	687
Realized loss on derivatives financial instruments	1,039	—	—	—
Realized and unrealized gain on other financial assets	(3,284)	(189)	—	—
(Gain)/loss on extinguishment of senior notes	(2,582)	(31,371)	9,650	1,241
Taxation paid	(4,250)	(1,732)	(3,013)	(387)
Change in long term receivable and prepayments	1,346	(505)	917	118
Change in working capital, net	(27,434)	8,567	(44,244)	(5,688)

Net cash inflow from operating activities	381,991	536,771	485,340	62,398

     Operating data:

	As of and for the year ended August 31,
	2008	2009	2010
FTNS subscriptions:
- Broadband Internet access	316,000	391,000	526,000
- Local VoIP	329,000	382,000	431,000
- IP-TV	156,000	170,000	153,000
Total	801,000	943,000	1,110,000
Registered international telecommunications accounts (note 5)	2,336,000	2,383,000	2,445,000
IDD outgoing minutes (in thousands)	574,000	487,000	464,000

Notes:

(1)	Diluted earnings per share is computed by dividing the net income by the diluted weighted average number of ordinary shares during the year.

(2)	For the years ended August 31, 2008, 2009 and 2010, the diluted weighted average number of ordinary shares was the weighted average number of ordinary shares outstanding during the respective years, plus the weighted average number of additional ordinary shares which would have been outstanding assuming all the outstanding share options have been exercised at the beginning of the respective years or on the date of issue, whichever is earlier.

(3)	EBITDA for any period means, without duplication, net income for such period, plus the following to the extent deducted in calculating such net income: interest expense, income taxes, depreciation and amortization expense (excluding any such non-cash charge to the extent it represents an accrual of or reserve for cash charges in any future period or amortization of a prepaid cash expense that was paid in a prior period not included in the calculation), less interest income. EBITDA is not a measure of performance under IFRSs. We believe that EBITDA is an additional measure utilized by investors in determining a borrower’s ability to meet debt service requirements. However, EBITDA does not represent, and should not be used as a substitute for, net earnings or cash flows from operations as determined in accordance with IFRSs, and EBITDA is not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of EBITDA may differ from that of other companies.

(4)	Capital expenditures represent additions to fixed assets and include non-cash transactions.

(5)	Registered accounts refer to international telecommunications customers that have a valid account. Account holders may or may not be active users of our services.

Selected Consolidated Statement of Operations Data:

	For the year ended August 31,
	2006 (note 6)	2007
	HK$	HK$
	(Amounts in thousands except per share data)
HKFRS

Revenues:
Fixed telecommunications network services	716,600	816,800
International telecommunications services	418,276	324,470

Total operating revenue	1,134,876	1,141,270

Network Costs:
Fixed telecommunications network services	(125,639)	(103,795)
International telecommunications services	(174,954)	(110,796)

Total network costs	(300,593)	(214,591)
Other operating expenses	(919,795)	(834,104)

(Loss)/income from operations	(85,512)	92,575
Interest (expense)/income, net	(68,259)	(64,833)
Other income, net	4,465	3,149
Income taxes credit/(expense)	7,244	(2,026)

Net (loss)/income	(142,062)	28,865
Basic (loss)/earnings per share (cents)	(23.1)	4.7
Diluted (loss)/earnings per share (cents) (note 1)	(23.1)	4.6
Dividends declared per share (cents)	—	8.0
Weighted average number of shares	614,134	614,840
Diluted weighted average number of shares (note 2)	614,134	631,319

	For the year ended August 31,
	2006	2007
	HK$	HK$
	(Amounts in thousands except per share data)
U.S. GAAP
Total operating revenue	1,134,876	1,141,270
Total operating expenses	(1,220,388)	(1,048,695)
Net (loss)/income	(142,062)	28,865
Basic (loss)/earnings per share (cents)	(23.1)	4.7
Diluted (loss)/earnings per share (cents) (note 1)	(23.1)	4.6
Dividends declared per share (cents)	—	8.0
Weighted average number of shares	614,134	614,840
Diluted weighted average number of shares (note 2)	614,134	631,319

Selected Consolidated Balance Sheet Data:

	As of August 31,
	2006	2007
	HK$	HK$
	(Amounts in thousands)
HKFRS
Total assets	2,124,215	2,161,133
Debt	(948,027)	(952,593)
Finance lease obligation	(2,373)	(1,210)
Other liabilities	(282,161)	(303,448)

Total liabilities	(1,232,561)	(1,257,251)

Net assets employed	891,654	903,882

Share capital	61,417	61,650
Share premium	620,298	622,433
Reserves	209,939	219,799

Total shareholders’ equity	891,654	903,882

	As of August 31,
	2006	2007
	HK$	HK$
	(Amounts in thousands)
U.S. GAAP
Total assets	2,154,305	2,189,086
Total liabilities	(1,257,034)	(1,279,587)
Net shareholders’ equity	897,271	909,499
Other Financial Data:

	For the year ended August 31,
	2006 (note 6)	2007
	HK$	HK$
	(Amounts in thousands)
HKFRS
EBITDA (note 3)	195,417	353,827
Net cash provided by operating activities	184,151	383,999
Net cash (used in)/provided by investing activities	(492,742)	114,053
Net cash used in financing activities	(86,432)	(109,504)
Capital expenditures (note 4)	322,935	132,250

     As a measure of our operating performance or liquidity, we believe that the most directly comparable measure to EBITDA is net cash provided by operating activities. The following table reconciles our net cash provided by operating activities under HKFRS to our definition of EBITDA on a consolidated basis for each of fiscal 2006 and 2007.

	For the year ended August 31
	2006	2007
	HK$	HK$
	(Amounts in thousands)
EBITDA (note 3)	195,417	353,827
Depreciation and amortization	(276,464)	(258,103)
Interest expense, net	(68,259)	(64,833)
Income taxes credit/(expense)	7,244	(2,026)

Net (loss)/income	(142,062)	28,865
Depreciation and amortization	276,464	258,103
Impairment loss on investment property	1,131	—
Amortization of deferred expenditure	13,973	15,580
Income taxes (credit)/expense	(7,244)	2,026
Interest income	(20,378)	(22,671)
Interest, amortization and exchange difference on senior notes	86,664	89,879
Other borrowing costs	1,919	(739)
Loss on disposal of fixed assets	9,621	1,714
Equity settled share-based transaction	6,823	5,727
Realized and unrealized loss on derivatives financial instruments	125	806
Unrealized gain on other investments	(668)	(1,887)
Taxation paid	(2,532)	(2,171)
Change in long term receivable	567	5,600
Change in working capital, net	(40,252)	3,167

Net cash flow provided by operating activities	184,151	383,999

Operating Data:

	As of and for the year ended August 31,
	2006	2007
FTNS Subscriptions:
Broadband Internet Access	220,000	247,000
Local VoIP	281,000	308,000
IP-TV	116,000	128,000

Total	617,000	683,000

Registered international telecommunications accounts (note 5)	2,201,963	2,331,000
IDD outgoing minutes (in thousands)	788,000	659,000

Notes:

(1)	Diluted (loss)/earnings per share is computed by dividing the net (loss)/income by the diluted weighted average number of ordinary shares during the year.

(2)	For fiscal 2007, the diluted weighted average number of shares was the weighted average number of ordinary shares outstanding during the year, plus the weighted average number of additional ordinary shares which would have been outstanding assuming all the outstanding share options and share warrants (if any) have been exercised at the beginning of the respective years or on the date of issue, whichever is earlier. For fiscal 2006, the diluted weighted average number of shares was equal to the weighted average number of ordinary shares outstanding during the respective years because the incremental effect of share options and share warrants was anti-dilutive in a loss-making year.

(3)	EBITDA for any period means, without duplication, net income/(loss) for such period, plus the following to the extent deducted in calculating such net income/(loss): interest expense, income taxes, depreciation and amortization expense (excluding any such non cash charge to the extent it represents an accrual of or reserve for cash charges in any future period or amortization of a prepaid cash expense that was paid in a prior period not included in the calculation), less interest income. EBITDA is not a measure of performance under HKFRS or U.S. GAAP. We believe that EBITDA is an additional measure utilized by investors in determining a borrower’s ability to meet debt service requirements. However, EBITDA does not represent, and should not be used as a substitute for, net earnings or cash flows from operations as determined in accordance with HKFRS or U.S. GAAP, and EBITDA is not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of EBITDA may differ from that of other companies.

(4)	Capital expenditures represent additions to fixed assets and include non-cash transactions.

(5)	Registered accounts refer to international telecommunications customers that have a valid account. Account holders may or may not be active users of our services.

(6)	Due to additional evidence and information received with respect to the collectability of the mobile interconnection charges on January 30, 2006, we were required to reassess the conditions on which the estimates on bad debt provision for mobile interconnection charges receivables were based. Such assessment were made after the publication of our Hong Kong statutory financial statements for fiscal 2005 but prior to the filing of our annual report on Form 20-F for fiscal 2005. The effect of the reassessment was reflected in our annual report on Form 20-F for fiscal 2005 and in our Hong Kong statutory financial statements for fiscal 2006.

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
     The following table sets forth the average, high, low and period-end exchange rate between the Hong Kong dollar and the U.S. dollar (in Hong Kong dollars per U.S. dollar) for the fiscal periods indicated:

	Average	High	Low	Period-end
	(note)
	HK$	HK$	HK$	HK$
Fiscal 2006	7.7601	7.7796	7.7506	7.7767
Fiscal 2007	7.8029	7.8289	7.7665	7.7968
Fiscal 2008	7.7915	7.8159	7.7497	7.8036
Fiscal 2009	7.7550	7.8094	7.7495	7.7505
Fiscal 2010	7.7646	7.8040	7.7495	7.7781
June 2010	7.7880	7.8040	7.7690	7.7865
July 2010	7.7753	7.7962	7.7651	7.7672
August 2010	7.7702	7.7788	7.7605	7.7781
September 2010	7.7643	7.7738	7.7561	7.7599
October 2010	7.7580	7.7642	7.7513	7.7513
November 2010	7.7547	7.7656	7.7506	7.7649
December 2010 (through December 10, 2010)	7.7666	7.7737	7.7612	7.7737

Note:	The average rates on the last business day of each month during the relevant fiscal year period or the average rates for each business day during the relevant monthly period.

Source:	For all periods prior to January 1, 2009, the exchange rate refers to noon buying rate as reported by the Federal Reserve Bank of New York. For periods beginning on or after January 1, 2009, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board.
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
     We derive our total revenues from our FTNS business and our IDD business. Our FTNS business primarily consists of broadband Internet access, local VoIP, IP-TV and corporate data services, while our IDD business primarily consists of direct dial, international calling cards and mobile call forwarding services. Our total revenues increased by 6.5% to HK$1,574.7 million in fiscal 2010 from HK$1,478.2 million in fiscal 2009, and our net profit increased by 1.9% to HK$216.9 million in fiscal 2010 from HK$212.8 million in fiscal 2009. The increase in net profit in fiscal 2010 was primarily due to increased contribution from our FTNS business and finance cost savings of HK$32.9 million as a result of repurchase and redemption of our outstanding 10-year senior notes.
     Although revenue from our FTNS business increased by 10.2% in fiscal 2010, we cannot assure you that we will be able to maintain such revenue and profit growth. The increase in revenue of our FTNS business was primarily due to an increase in our broadband subscription base of 34.5%, driven by our marketing program between November 2009 to August 2010, which lowered by approximately 50.0% our symmetric 100Mbps service to HK$99 per month, including a Member-Get-Member promotion at this price for both the referee and referrer. Effective from September 1, 2010, we terminated such marketing program and increased the price of our residential broadband service plan from HK$99 per month to HK$169 per month. We cannot assure you whether our revenues and net profit will continue to grow as a result of such price increase due to intense competition in our industry. The growth of our subscription base will depend on our ability to continue to expand our network coverage and operate in a highly competitive market.
     Further, revenue from our IDD business decreased by 11.6% in fiscal 2010. The decrease was primarily due to a decrease in the total number of airtime minutes by 4.7% and a decrease in our tariff rate that we are able to charge our customers. On our IDD service, our strategy is to focus on cash flow rather than market share. Due to increasing competition, we expect our IDD business will continue to experience pressure on tariff rates and to contribute to a smaller portion of our revenue and net profit over time.
     Our ability to continue to grow our total revenues and net profit in the rapidly evolving telecommunications industry depends on many factors, including our ability to accurately identify and respond to demand for new services, success in developing new services on a timely basis, quality and cost competitiveness of our services, effectiveness of our sales and marketing efforts, and the number and nature of competitors in a given market segment. The global economic uncertainty has resulted in decreased consumer confidence and overall slower economic activity, which may dampen the demand for broadband services or affect our customers’ ability to continue with existing services. We cannot assure you that we can maintain the current level of revenue growth and profitability.
     Given the pace of change in the telecommunications industry and the characteristics of our target markets, we cannot assure you that our FTNS business will continue to be profitable.
     The main target market for our FTNS business is Hong Kong. The Hong Kong telecommunications industry is highly competitive. The intense competition could result in price reductions, reduced gross margins or loss of market share, any of which could adversely affect our future growth and profitability. We expect competition to continue to increase for the following reasons:
•	Increasing liberalization of the telecommunications industry in Hong Kong may continue to attract new local and foreign entrants and broaden the variety of telecommunications services available in the market, thereby increasing the overall level of competition in our industry.

•	The Hong Kong government may continue to issue new wireless and wire-line FTNS Licenses. For instance, 291 PNETS Licenses had been issued in Hong Kong as of October 31, 2010 for the provision of “external telecommunications services” (as defined in the Telecommunications Authority’s Determination as of December 30, 1998). Some of these licenses are held by subsidiaries of major foreign telecommunications providers, which have competitive advantages over us due to their global presence and size.

•	Around December 31, 2007, Television Broadcasts Limited and Asia Television Limited, commonly known as TVB and ATV, respectively, the only two licensed domestic free television programme broadcasters in Hong Kong, launched their digital terrestrial television services and have since broadened such services to cover an increasingly large percentage of the viewing public in Hong Kong. As of December 14, 2010, their services offered a total of 11 free channels in both standard and high definition. This improvement in the quality of free television may result in a reduction in the number of subscribers for pay-television services.

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
     The telecommunications industry is characterized by rapidly changing technology and industry standards, evolving subscriber needs and the changing nature of services with increasingly short life cycles. We cannot assure you that we will be able to respond successfully to technological advances and stay ahead of the evolving industry standards, for the following reasons:
•	To compete successfully, we must constantly increase the diversity and sophistication of the services we offer and upgrade our telecommunications technologies. We may be required to make substantial capital expenditures and may not be successful in modifying our network infrastructure in a timely and cost-effective manner in response to these changes.

•	New technology, such as the possible development of 4G wireless data networks as a substitute for fiber-based services, or other trends in the telecommunications industry, could have an adverse effect on the services we currently offer. For example, traditional fixed line home telephones are being replaced by mobile telephones and/or VoIP services. Technology substitution from global VoIP providers, some of which offer free PC-to-PC based international calls, is also becoming more prevalent. Increased adoption of such competing technology may lead to a decline in our revenues.

•	Changing our services in response to market demand may require the adoption of new technologies that could render many of the technologies that we are currently implementing less competitive or obsolete. We may also need to gain access to related or enabling technologies in order to integrate the new technology with our existing technology. Our new services may contain design flaws or other defects when first introduced to the market.
     If we cannot offer the new services demanded by our customers in a timely manner, our business, operating results or financial condition could be adversely affected.
     The development of our Next Generation Network requires significant capital expenditures, which may not be available on terms satisfactory to us or may impose a burden on our other business activities.
     Our business is capital intensive. We need to continue to devote substantial resources in infrastructure construction and upgrade to provide consistent and high quality services. In particular, because we deliver our fixed telecommunications network services through our self-owned Next Generation Network, we have made, and will continue to make, capital investments in the expansion and upgrade of this network and the development of various telecommunications services. We incurred total capital expenditures of approximately HK$344.8 million in fiscal 2010.
     We expect to incur capital expenditures ranging from approximately HK$320 million to HK$350 million in 2011, a large majority of which will be spent on the continued expansion and upgrade of our network. While we intend to fund such expenditures by using our currently available cash as well as cash flow from operations, we may not have adequate capital to fund our projected capital expenditures. Our ability to fund operating and capital expenditures depends significantly on our ability to generate cash from operations. In fiscal 2010, we generated cash from operating activities of HK$485.3 million. However, we cannot assure you that we will be able to sustain our operations in order to generate sufficient cash flows to meet our future requirements. Our ability to generate cash from operations is subject to general economic, financial, industry, legal and other factors and conditions, many of which are outside our control. In particular, our operations are subject to price and demand volatility in the telecommunications industry.
     If we cannot finance our operations and capital expenditure using cash generated from operations, we may be required to, among other things, incur additional debt, reduce capital expenditures, sell assets, or raise equity. The global economic uncertainty has caused a general tightening in the credit markets, lower levels of liquidity, increases in the rates of default and bankruptcy, and volatility in the capital markets. Although we have sufficient cash to meet our anticipated cash needs for at least the next 12 months, the current market conditions may affect our ability to obtain further financing to support our network expansion in the future. Any failure to do so will negatively impact our business and slow down our network deployment, in that we may not be able to continue expanding our network infrastructure to cover substantial area of the Hong Kong territory. Additional debt or equity financing may not be available, and debt financing, if available, may involve restrictions on our investing, financing and operating activities.
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
     New telecommunications services are introduced by our competitors from time to time. If we do not anticipate these changes and rapidly adopt new and innovative services in response, we may not be able to fully capture the opportunities in the market. Development of new services, however, exposes us to the following risks:
•	Developing new telecommunications services can be complex. We may not be able to adapt the new services effectively, promptly and economically to meet customer demand.

•	In developing new services, we are required to continue to make significant investments in our network infrastructure in order to support these services. If we exceed our budgeted capital expenditure and cannot meet the additional capital requirements in time through operating cash flows and planned financings, we may have to delay the project.

•	Any of our new services may not be commercially successful. The failure of any of our services to achieve commercial acceptance could result in additional capital expenditures or, to the extent that we are required under the applicable accounting standards to recognize a charge for the impairment of assets. Any impairment charges could materially adversely affect our financial condition and the results of our operations.
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
     The United States Securities and Exchange Commission, or the SEC, as required by Section 404(a) of the Sarbanes-Oxley Act of 2002, or the “Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. Effective from September 21, 2010, the SEC adopted amendments to its rules and forms to conform them to Section 404(c) of the Sarbanes-Oxley Act, as added by Section 989G of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). Section 404(c) provides that Section 404(b) of the Sarbanes-Oxley Act shall not apply with respect to any audit report prepared for an issuer that is neither an accelerated filer nor a large accelerated filer. During fiscal 2010, we became an accelerated filer. Therefore, we are required to have an independent registered public accounting firm to attest to and report on the effectiveness of our internal controls over financial reporting starting from fiscal 2010.
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
     Notwithstanding our efforts, our management may subsequently conclude that our internal controls over financial reporting are not effective. Further, even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may conclude that our internal control over financial reporting is not effective. If we do not successfully design and implement changes to our internal controls and management systems, or if we fail to maintain the adequacy of these controls as such standards are modified or amended from time to time, we may not be able to comply with Section 404(a) of the Sarbanes-Oxley Act. This could subject us to regulatory scrutiny and penalties that may result in a loss of public confidence in our management, which could, among other things, adversely affect our customer and vendor confidence, stock price and our ability to raise additional capital and operate our business as projected.
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
     Our future success is dependent upon the continued service of our key executives and Talents (All individuals employed by the Group, including directors of the Company are defined as “Talents” hereafter). While we have employment agreements with members of our senior management, we cannot assure you that we will be able to retain these senior management. If one or more of our key personnel were unable or unwilling to continue in their present positions, or if they joined a competitor or formed a competing company, or if they shifted their focus away from Hong Kong operations, we may not be able to replace them easily, our business may be significantly disrupted and our financial condition and results of operations may be materially adversely affected. Furthermore, as our industry is characterized by high demand and increased competition for Talents, we may need to offer higher compensation and other benefits in order to attract and retain key personnel in the future. We cannot assure you that we will be able to attract and retain the key personnel that we will need to achieve our business objectives.
     Our ability to further expand the coverage of our Next Generation Network may be limited by the physical limitations or our ability to obtain access rights in certain buildings.
     Our Next Generation Network has the capability of providing value-added broadband services and content that combine voice, data and images with increased efficiency and flexibility. As part of our strategy to grow our FTNS business, we plan to increase the coverage of our Next Generation Network from the current number of 1.77 million residential homes pass as of August 31, 2010 to our target of 2.0 million residential homes pass by the end of 2011. To connect our Next Generation Network to a new physical site, we need to install fibre-to-the-home or fibre-to-the-building with Category-5e copper wiring, which we refer to as “in-building wiring”. Our expansion plan may be hindered because the installation of in-building wiring is subject to the following constraints:
•	Because at least one of our competitors has already installed in-building wiring in virtually all buildings and many buildings have limited physical space for additional in-building wiring, other FTNS providers, including us, may encounter a bottleneck when installing our own in-building wiring;

•	Some single-owner commercial buildings may grant rights of access to our competitors while barring us from installing our own in-building wiring; and

•	Certain developers may have affiliations with our competitors and may attempt to delay or inhibit our wiring installations.
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
     Our ability to transition from time to time to more advanced technologies for faster Internet access is critical to our sustainable competitiveness. Because our Next Generation Network has limited capacity, our ability to expand the network bandwidth on a timely basis is subject to the following factors:
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
     The Hong Kong telecommunications industry is undergoing continuous regulatory reform. Our business and results of operations may be adversely affected by changes in the telecommunications regulations, especially in the following areas:
•	In July 2004, a new provision of the Telecommunications Ordinance came into force. This anti-competition provision specifically regulates the conduct of all carrier licensees (in particular merger and acquisition transactions) in the Hong Kong telecommunications industry by giving the Telecommunications Authority the power to review the conducts and transactions concerning carrier licensees and to take appropriate actions if it determines that the transaction would, or is likely to, prevent or substantially lessen competition in a telecommunications market. The Telecommunications Authority has the power under this provision to conduct an investigation into any questionable transaction. It might consent to the transaction (unconditionally or subject to any conditions it deems appropriate) or reject the transaction outright. The decision of the Telecommunications Authority will take into account whether the transaction will adversely affect the public interest and benefit. This provision may have an adverse effect on our ability to grow our business through mergers and acquisitions.

•	We offer local VoIP services through our Next Generation Network under HKBN’s FTNS License. Following the conclusion of a public consultation on the regulation of Internet Protocol Telephony Services, the Telecommunications Authority issued a statement on June 20, 2005, setting out its views and decisions on the regulatory and licensing framework for the provision of VoIP services, including the creation of a licensing framework, conformance to the existing system of assigning telephone numbers, imposition of interconnection charges and establishing guidelines with respect to the quality of services.

•	We offer fixed but not mobile telecommunications network services. The Telecommunications Authority has implemented a new fixed-mobile convergence licensing practice by way of the UC License. The UC License regime, which began on August 1, 2008, seeks to replace the existing four classes of carrier licenses for the provision of fixed and mobile services with a simple license. Going forward the UC License will be the only carrier license to be issued for the provision of fixed, mobile and/or converged services. Existing carrier licenses will remain effective until their expiry date. Licensees can choose to apply to convert their existing licenses to UC Licenses before then or apply for a UC License upon expiry. This regulatory change, together with the development of new technologies, may further accelerate the convergence of fixed and mobile telecommunications services, resulting in more structural competition between fixed-line and mobile telecommunications operators. As we do not have a mobile license, and are not currently authorized to provide mobile services, our ability to compete may be hindered by our inability to offer such services independently.

•	We provide our IP-TV services over our Next Generation Network under HKBN’s FTNS License. The Hong Kong government has indicated that because our IP-TV services are carried over the Internet, we are exempted under the Broadcasting Ordinance from the requirement to obtain a domestic pay-television programme service license. However, the government’s Communications and Technology Branch has informed us that the government is considering a review of the broadcasting regulatory regime and may introduce changes to the existing regulatory framework, including the existing exemption in the Broadcasting Ordinance. However, we cannot predict whether the government may require us to obtain a pay-television programme service license in the future.
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
     We require licenses from the Telecommunications Authority to provide our fixed telecommunications network and international telecommunications services. Our business operations therefore are susceptible to the following changes in the regulatory environment in particular:
•	Our ability to adjust the tariffs for different services are governed by the terms and conditions of the relevant licenses. The licenses, however, are issued under different regulatory frameworks. The differences in regulatory structure for these licenses may constrain our flexibility to respond to market conditions, competition or cost structure.

•	We have been granted a waiver by the Telecommunications Authority to comply with the tariff restrictions contained in HKBN’s FTNS License. If the waiver is revoked, our ability to adjust the tariffs for our fixed telecommunication network services, including our offer of discounts to subscribers from time to time, will be restricted.

•	Our PNETS License is subject to the Telecommunications Authority’s annual renewal. On October 19, 2009, the Telecommunications Authority announced the replacement of the PNETS License by a new class of Services-Based Operator License, Class 3 Modified Services-Based Operator License. On November 10, 2009, the PNETS License of City Telecom was replaced by a Class 3 Modified Services-Based Operator License. It is noted that the PNETS License of HKBN would also be replaced by a Class 3 Modified Services-Based Operator License on December 7, 2009 through the renewal procedure. HKBN’s FTNS License was initially granted in 2000 for a term of 15 years and may be renewed for such further period not exceeding 15 years at the discretion of the Telecommunications Authority.

•	The Telecommunications Authority’s failure to renew or its revocation of any of these licenses or its amendment of any of the terms and conditions contained in such licenses for any reason would prohibit us from continuing to offer the services authorized by those licenses, which would have a significant adverse impact on our revenues and profitability. In addition, there may be future changes in Hong Kong’s telecommunications regulations or policies that would require us to obtain additional licenses, which could have an adverse impact on our operations.
Our international telecommunications revenues may be adversely affected by increases in carrier charges in China.
     In China, tariffs for all domestic and international long distance services offered through public switched telephone networks, leased lines and data services are jointly set by the Ministry of Information Industry of the PRC and the State Development Planning Commission. Certain tariffs payable by us to our carrier partners are based, among other things, on the tariffs set by these agencies with respect to the calls our subscribers make to persons in China. In fiscal 2010, approximately 79% of our international call traffic volume was to China. We cannot predict the timing, likelihood or magnitude of any tariff adjustments that may be imposed by the Ministry of Information Industry of the PRC and the State Development Planning Commission, nor can we predict the extent or potential impact upon our business of any future tariff increases. Such increases may lead to a decrease in traffic, reduce our revenues and adversely affect our business and results of operations. In addition, if we are unable to effectively manage the increased network costs, the profit margins of our IDD business could be adversely affected.
     As approximately 50% of our Talents are located in Guangzhou, China, changes in Chinese labor or business laws may significantly affect our operations and our ability to serve our Hong Kong based customers.
     Our call center in Guangzhou employs over 1,600 Talents and is an important resource to us. We are therefore significantly affected by the laws and regulations governing foreign companies with operations in China. As the Chinese legal system develops, changes in such laws and regulations, their interpretation or their enforcement may lead to restrictions on our ability to hire and retain our Talents in China, which could impact our ability to provide services to our Hong Kong-based customers.

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
     Since October 17, 1983, the Hong Kong dollar has been linked to the U.S. dollar at the rate of HK$7.80 per US$1.00. We, however, cannot assure you the link will be maintained in the future. Any depreciation of the Hong Kong dollar against the U.S. dollar, Renminbi or other currencies would increase our operating costs, including our debt servicing costs, make our capital expenditure plans more expensive, and adversely affect our profitability.
     The Renminbi is presently pegged to a basket of currencies, and there remains significant international pressure on the PRC government to further liberalize its currency policy. This could result in a further and more significant appreciation in the value of the Renminbi against the Hong Kong dollar, which would increase the cost of operating our call center.
     Our Chairman and Vice Chairman have significant ownership interest in the company. We cannot assure you that our Chairman and Vice Chairman will not engage in any transactions that lead to conflicts of interest resulting from their ownership interests.
     Our Chairman and Vice Chairman each have an indirect ownership interest in the Company through Top Group International Limited (“Top Group”), which, as of December 14, 2010, held approximately 44.22% of the Company’s shares, of which 42.12% and 27.06% was owned by our Chairman and Vice Chairman, respectively. Top Group International Limited is a special purpose vehicle incorporated in the British Virgin Islands. Its board of directors consists of Mr. Wong and Mr. Cheung. Mr. Wong and Mr. Cheung have entered into a voting agreement pursuant to which they agreed to vote the 339,814,284 shares held by Top Group International Limited, the 7,145,289 shares held by Mr. Wong individually, and the 42,286,159 shares held by Mr. Cheung individually, collectively as a group. We cannot make assurances that our Chairman or Vice Chairman will not take actions that may not be in the best interests of our other shareholders.
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
     We believe that one of the cornerstones of our success has been our ability to quickly expand our service offerings when changes in regulation or technology have provided us with an opportunity to do so. Some of the key events in our history and development include the following:
•	In October 2006, our Liu Xiang “Be Ahead of Yourself” marketing campaign won the “Certificate of Excellence” of HKMA/TVB Awards for Marketing Excellence 2006.

•	In February 2007, we launched our “bb50 and bb200” symmetric residential broadband service supported by “SDU” personalized customer care service.

•	In June 2007, we were awarded “Best Retention Strategies” at the Hong Kong HR Awards 2007.

•	In July 2007, we were awarded “Integrated Support Team” of the year at the Asia Pacific Customer Service Consortium Customer Relationship Excellence Awards.

•	In September 2007, we launched “Fibre-To-The-Home” residential broadband service, “FibreHome100”, “FibreHome200” and “FibreHome1000”. As the same time, we upgraded our entry level service broadband Internet access from 10 Mbps to 25 Mbps.

•	In January 2008, we began to offer our “Dual Mode High Definition Terrestrial TV Receiver and IPTV Set-Top Box” to all of our customers in Hong Kong.

•	In February 2008, we were awarded contract for the provision of payphone service at the Hong Kong International Airport.

•	In September 2008, we launched the National Geographic Channel’s first ever Interactive Channel.

•	In June 2009, we launched the first Online Broadband Service Registration Platform in Hong Kong.

•	In November 2009, we accepted the Innovation in Recruitment award and Champion of HR award at the Hong Kong HRM Awards 2009.

•	In December 2009, we shattered the one-million mark for Fixed Telecommunications Network Services subscriptions.

•	In March 2010, we launched our “bb100” symmetric broadband and WiFi services at Hong Kong International Airport.

•	In April 2010, we launched our 1Gbps symmetric residential broadband service at HK$199 per month.
B. Business overview
Principal Activities
     We are a Hong Kong-based provider of residential and corporate fixed telecommunications network and international telecommunications services. We specialize in the residential mass market and small-to-medium corporate and enterprise market segments. The majority of our revenues are derived from business conducted in Hong Kong.
     We derive our revenues from two business segments: FTNS and IDD. A breakdown of our revenues is as follows:

	For the year ended August 31,
	2008	2009	2010
	HK$	HK$	HK$
	(Amounts in thousands)
Revenue
FTNS business	1,011,038	1,230,880	1,356,098
IDD business	291,943	247,359	218,589

Total operating revenue	1,302,981	1,478,239	1,574,687

•	FTNS business. Our FTNS business involves the provision of fixed telecommunications network services through our self-owned Next Generation Network. Such services include the following:
•	high-speed broadband Internet access services at symmetric upstream and downstream access speeds of 25 Mbps to 1000 Mbps;

•	fixed line local telephony services using VoIP technology;

•	pay television services consisting of more than 110 channels, including self-produced news, children’s program, international drama, movies and documentary and local interest programming, using our IP platform; and

•	corporate data services, including the provision of dedicated bandwidth to corporate customers.

As of August 31, 2010, we had a total of approximately 1,110,000 subscriptions for our fixed telecommunications network services, consisting of 526,000 broadband Internet access, 431,000 local VoIP and 153,000 IP-TV services subscriptions.

•	IDD business. Our IDD business involves the provision of international telecommunications services. Such services include direct dial services, international calling cards and mobile call forwarding services in Hong Kong and Canada. As of August 31, 2010, the customer base for our total international telecommunications services consisted of approximately 2.4 million registered accounts.
Strategy and Competitive Strengths
     Our strategy is to market multiple fixed telecommunications network services by capitalizing on the new in-building blockwiring we have done on a mass scale for our Next Generation Network and will focus on growing our market share, increasing our network coverage and introducing new services through our IP platform. We believe that our success will continue to depend on our ability to capitalize on our focus on the residential mass and small-to-medium corporate and enterprise market segments, our leading-edge Next Generation Network, and our first mover advantage in the fixed line telecommunications market, which has a high entry barrier.
     We believe that our demonstrated success is primarily due to our ability to capitalize on the following key strengths:
•	Focus on the Residential Mass and Small-To-Medium Corporate and Enterprise Market Segments. We focus on offering high-bandwidth services to the residential mass and small-to-medium enterprise markets in Hong Kong, which we believe have significant growth potential. We price our services attractively on a value-for-bandwidth basis and at the same time offer bandwidth advantages over comparable service offerings by our competitors. Our IP-TV services focus on the residential mass market by providing Chinese-language content that targets the Chinese-speaking population of Hong Kong. We have also strengthened our English language contents over the past year to increase our competitiveness by adding Disney Channels, Discovery Channels, National Geographic, AXN, Bloomberg and other channels. Our focus on the residential mass and small-to-medium corporate and enterprise markets has enabled us to quickly grow our subscription base, and we believe this will help us to up-sell our services.

•	Leading-Edge Next Generation Network. We believe our self-owned Next Generation Network, a fiber-based backbone, gives us an inherent cost and performance advantage over our competitors. The high capacity of this network has enabled us to offer a suite of services on a single IP network platform. This IP platform is highly scalable, enabling us to offer broadband Internet access, local VoIP, IP-TV and corporate data services over a single network. It is also capable of providing up to 1000 Mbps symmetric broadband Internet access. Whereas our competitors are on a linear improvement path, we can upgrade our fiber based services logarithmically from 100Mbps to 1000Mbps on our existing passive fiber infrastructure which existing technology cannot accomplish using legacy telephone lines.

•	First Mover Advantage and High Barriers to Entry. Despite the intense competition in the Hong Kong telecommunications industry, the inherent characteristics of the fixed line telecommunications market create a high entry barrier. Accordingly, we believe that our Next Generation Network’s current coverage of 1.77 million residential homes pass, substantially all in densely populated areas, gives us a first mover advantage over our competitors. Competitors who want to replicate our business model to provide a full coverage network that includes remote and difficult-to-reach areas of Hong Kong may encounter technological difficulties. Attempting to deploy Metro Ethernet technology in such locations would significantly increase costs and completion time of such a network. While other telecommunications operators may lay their own fiber-to-the-building, we believe some would encounter significant in-building bottlenecks when attempting to complete an end-to-end network. This is because a majority of Hong Kong’s residential properties have limited space for in-building wiring leading to subscribers’ residences, making it difficult for new entrants to replicate our end-to-end network build.
Recent Development
     On December 31, 2009, we submitted an application for the domestic free television programme service license in Hong Kong to the Broadcasting Authority. If granted, such license would allow us to provide free television programme services in Hong Kong. We expect the cumulative investment amount to be approximately HK$210 million before we are able to generate positive cash flow from such services. We completed a public offering of our American depositary shares, or ADSs, in April 2010 and expect to use a portion of the net proceeds of this offering to fund such services.
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

     The table below shows the profile the subscriptions of our fixed telecommunications network services over the past three years:

	As of August 31,
	2008	2009	2010
Broadband Internet access	316,000	391,000	526,000
Local VoIP	329,000	382,000	431,000
IP-TV	156,000	170,000	153,000

Total FTNS subscriptions	801,000	943,000	1,110,000

Broadband Internet Access
•	Scope of service. Our broadband Internet access services in Hong Kong are offered through HKBN. We currently offer our residential and corporate customers broadband Internet access speeds of up to 1000 Mbps, but the majority of our customers currently have access speeds of 100 Mbps. We also offer Fiber-to-the-Home, or FTTH, broadband service for 100 Mbps, 200 Mbps and 1000 Mbps. Rather than using Category-5e copper wiring for the last mile, optical fiber is used in FTTH broadband service. Currently, all of our broadband Internet access packages include free e-mail and for additional charges, offer customers for a variety of value added services, such as “bbWatch,” a full-screen IP-TV service that is viewed with a desktop or laptop computer; “bbWi-Fi”, a service in which subscribers can have wireless Internet access through more than 2,000 hotspots; and “Game.hkbn.net”, a game point portal that sells various game providers’ cards and merchandises. We frequently alter our promotions in response to changing market conditions or as a way of attracting additional subscribers.

•	Pricing. We currently offer broadband service for bb100 and FibreHome1000 at monthly fees ranging from HK$169 to HK$199 for unlimited service access. On August 19, 2010, we announced to the public that effective from September 1, 2010, we ended the promotional rate at HK$99 per month. By paying HK$199 per month, customers can choose 100 Mbps triple play service or HK$199 per month for 1000Mbps broadband Internet access service. Our strategy is to change from subscriber growth to revenue growth with a reasonable and acceptable pricing to our customers.

In addition to the residential packages described above, we have also developed broadband and Metronet private network service plans that target corporate customers. We offer prepackaged plans that provide access at speeds of up to 1000 Mbps. Corporate customers that subscribe to prepackaged plans pay fixed monthly subscription fees ranging from HK$128 to HK$200,000 depending on bandwidth or solution selected. Our prepackaged plans include on-site training, on-site maintenance support, high capacity data transfer and e-mail services.

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

•	Market share. We had approximately 526,000 broadband Internet access subscriptions as at August 31, 2010, which represented a market share of approximately 25% with respect to the total number of broadband Internet access subscribers in Hong Kong.
Local VoIP
•	Scope of service. We offer our on-network local VoIP services in Hong Kong by installing IP-based voice switching equipment in locations covered by our Next Generation Network. Voice signals are transmitted through our Ethernet network by the VoIP switches installed in the subscriber’s building. The quality of our local VoIP service is comparable to traditional fixed line local telephony services, and customers are able to use their existing telephone equipment. In addition, with portability of fixed line numbers, fixed line telephony subscribers switching to our local VoIP services are able to retain their existing local telephone number.

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

•	Pricing. We currently charge from HK$68 to HK$118 per month, on standalone basis, for our on-network local VoIP services depending on the service plan, and we offer a full range of value added services, including call waiting, caller display and conference call services. The majority of our new local VoIP is included in our triple play service offered at HK$199 per month for voice, IP-TV and broadband.

•	Competition. PCCW-HKT is the incumbent and largest fixed telecommunications network operator in Hong Kong. Based on public information, PCCW-HKT had a market share of approximately 70% with respect to local telephony services as of June 30, 2010. The remainder of the market is shared among ourselves and three other alternative carriers: HGC, New World and Wharf T&T. The principal basis of competition for local telephony is price and brand name recognition. PCCW-HKT has the highest brand name recognition, but we and the other operators are contending by offering competitively priced local telephony services that provide comparable quality to PCCW-HKT.

•	Market share. As of August 31, 2010, we had 431,000 local VoIP subscriptions. Our market share with respect to local residential and business telephony services was approximately 10% as of August 31, 2010.
IP-TV
•	Scope of service. Our IP-TV services began in August 2003 and include the provision of standard definition and high definition video via our Next Generation Network to an IP set-top-box connected to the subscriber’s television set. In May 2007, we renamed our IP-TV services as “bbTV”. “bbTV” currently consists of more than 110 channels, including a self-produced 24-hour news channel and kids education and development channels and turnaround channels from various international content providers. Since the launch of our IP-TV services in August 2003, we have progressively adjusted our content offerings and valued added components of the services. We consider our IP-TV to be an incremental component of our broadband and VoIP service offerings, rather than a large standalone business.

•	Pricing. We currently charge our IP-TV service together with our broadband and VoIP services at HK$199 per month for this subscription-based pay television service. Because of the scalability of our Next Generation Network infrastructure, the current cost of adding IP-TV services to an existing broadband Internet access or local VoIP subscriber is small.

•	Competition. Our two main competitors in the pay-television business are i-Cable and PCCW-HKT. The pay-television services of i-Cable and PCCW-HKT include a significant amount of exclusive contents, such as Barclays Premier League Football until June 2013, HBO, Cinemax, ESPN and others. We target a different market than these competitors by offering a wide spectrum of content line-up and attractive pricing, both of which we consider critical for successful penetration in the residential mass market. We have also strengthened our English language contents over the past year to increase our competitiveness by adding Disney Channels, Discovery Channels, National Geographic, AXN, Bloomberg and other channels.

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

•	Market share. As of August 31, 2010, we had 153,000 IP-TV subscriptions, representing approximately 7% of the total pay-television subscription base in Hong Kong.
International telecommunications services
•	Scope of services. We began providing international telecommunications services in 1992 and were among the first companies to be granted a PNETS License. Our international telecommunications services are offered to our FTNS business customers via our Next Generation Network and to other carriers’ customers via indirect access. Indirect access allows any pre-registered telecom user in Hong Kong to access our services via our two primary access codes “1666” and “0030”. By dialing our access code, our registered customers can access any destination in the world through our network, by paying us a usage charge.

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

Service	Description
IDD 1666	Provides subscribers with international direct dial using the access code 1666 in Hong Kong.

IDD 0030	Provides subscribers with international direct dial using the access code 0030 in Hong Kong.

Mobile call forwarding services	Allows call forwarding of Hong Kong mobile numbers to any overseas telephone number so that subscribers can receive calls while in overseas.
•	Pricing. We charge our IDD 1666 and IDD 0030 users a per minute tariff rate that varies according to the destination of the call and the calling prefix, with discounts depending on the time of day or day of the week when the call is placed as well as monthly plans. To maintain our market share in a market segment with increasingly intense competition, we have significantly reduced some of our international telecommunications rates and introduce new marketing and promotional offers from time to time. To offset the effects of these price reductions, we have taken steps to reduce our cost base, such as using our relatively large traffic volume to negotiate lower prices from our international partners, establishing a call center in Guangzhou to provide customer service and back office support services, and developing our own international telecommunications infrastructure. Our employment of two separate brand names, IDD 1666 and IDD 0030, also provide us with flexibility in our marketing strategies.

•	Competition. PCCW-HKT, HGC, New World, and Wharf T&T are our main competitors in the international telecommunications business. As in previous years, we experienced fierce price competition in Hong Kong during fiscal 2010. This competition drove down the average tariff rates per minute and we expect this price competition to continue in fiscal 2011.

Further, technology substitution from global VoIP providers such as Skype, which offers free PC-to-PC based international calls, is becoming more prevalent.

•	Market share. We experienced a reduction in total traffic volume of 15.2% to 487 million minutes in fiscal 2009 and a further reduction of 4.7% to 464 million minutes in fiscal 2010. The continuing reduction in traffic volume was mainly due to intense competition as some of our integrated competitors offered free or very low cost international direct dial minutes as a customer incentive to gain local fixed line and mobile market share.
Our network infrastructure
     Fixed telecommunications network
     Our fixed telecommunications network services are delivered over our self-owned Next Generation Network, which allows us to deliver multiple services, including the triple play service of voice, broadband and IP-TV. The coverage of our Next Generation Network is concentrated in Hong Kong’s most densely populated areas, characterized by high-rise apartment buildings with multiple apartments on each floor. The network currently covers approximately 1.77 million residential homes pass, representing approximately 80% of Hong Kong’s total households and also 1,430 commercial buildings. We plan to extend the coverage of our Next Generation Network to 2.0 million residential homes pass, representing approximately 90% of Hong Kong’s population, and to 1,800 commercial buildings by the end of 2011. As we expand the reach and coverage of our Next Generation Network, we plan to continue introducing new services.
     Our Next Generation Network is deployed using Metro Ethernet technology. Metro Ethernet technology is highly cost-effective when access is to be provided to a large number of users in a single building or cluster of buildings and is typically used in commercial buildings in metropolitan areas in other geographical markets. Our Ethernet infrastructure is a system of Category-5e copper wiring that connects our subscribers’ premises to our local area network, or LAN, switches within a residential or commercial building. By keeping our Category-5e copper distance to less than 100 meters we are able to deliver bandwidth of up to 1000Mbps to our subscribers.
     The first step in expanding the reach of our fixed telecommunications network infrastructure is to select buildings that we believe will provide sufficient economic returns to justify our investment based on several factors, including population density, proximity of the building to our existing fiber loop and our projected ability to sell services. We then perform a site visit to analyze the feasibility of installing our Ethernet technology. Once we are satisfied with the prospects of a particular building, we must obtain access rights from the building’s management, which may take several weeks or months. After receiving the required access rights, we employ a combination of our full-time Talents and contractors to begin installation of our in-building Ethernet. The length of time required for the installation process depends on the size and structural features of the building and can be completed in as little as three weeks or take several months. As we install our in-building Ethernet infrastructure we simultaneously connect the building to our fiber-based backbone.

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
     We incurred capital expenditures of approximately HK$286.7 million in fiscal 2009 and HK$344.8 million in fiscal 2010, substantially all of which were made in connection with the construction and upgrade of our infrastructure for the provision of fixed telecommunications network services. In fiscal 2011, we plan to further incur total capital expenditures about HK$320 million to HK$350 million per year.
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

Having our own undersea cables and our fiber-based backbone have enabled us to better control international transmission quality, reduce the costs associated with international transmission and reduce our reliance on third party infrastructure. Our international telecommunications network currently has a monthly handling capacity of approximately 130 million minutes. We believe that the continuing improvement of our international telecommunications network is important in supporting the growth of our subscription base and the expansion of our range of services.

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

Our three international telecommunications switching systems in Hong Kong handle telephone calls originating or terminating in Hong Kong as well as transit traffic. Our telecommunications network mainly consists of switching equipment by Nortel Networks Limited and compression units supplied by Cisco Systems, Inc. and ECI Telecom Ltd. These systems are programed to automatically choose the optimal routing for each transmission. Optimal routing is a function of a variety of factors, such as country or territory of origination and destination, communication quality, efficiency and costs, and the capacity of the various communication methods available.

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
     As of August 31, 2010, we had 20 “Fibre Shops” and a customer service center. We have planned to open more shops in the future. We believe these shops can offer our customers convenient access to our wide range of services.
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
     We have a sales division responsible for coordinating our corporate marketing and sales efforts. We believe our dedicated corporate and small-to-medium enterprise sales force is one of the largest sales forces targeted at corporate users of telecommunications and Internet services in Hong Kong. In addition, our dedicated corporate Talents designs marketing and sales promotions specifically tailored to address the concerns of business users. This division also organizes seminars for current and prospective customers to promote new products and services and to raise the public awareness of our various corporate offerings.
Maintenance and monitoring
     To ensure reliability of our fixed telecommunications network, we continue to maintain our monitoring system, which involves:
•	two separate network operation centers in two different locations that operate 24 hours a day, 7 days a week, network operation center providing real-time service monitoring and maintenance services and supported by about 133 operational and field Talents;

•	individual self-reporting mechanisms and centralized performance monitoring systems for our switches and equipment;

•	an emergency self-reporting system that automatically contacts designated personnel; and

•	back-up systems for our switches, critical software and hardware components.
     Once a network fault is detected by our control room, we will either rectify the problem remotely or dispatch field Talents to that location should physical interaction be required. After the problem has been resolved, we will continue to monitor network performance as well as track customer service feedback until we are assured of the fault being fully rectified.
Research and development activities
     As of August 31, 2010, our research and development department in Hong Kong consisted of approximately 21 Talents experienced in systems design, engineering, telecommunications and computer programming. Our research and development department is primarily responsible for assessing and adapting the technology that we employ in upgrading and expanding our Next Generation Network. To identify and develop new market opportunities, our research and development department evaluates new services offered by telecommunications and Internet companies in the United States and elsewhere and works closely with our marketing department for product development. Our research and development expenditures were approximately HK$9.6 million, HK$10.8 million and HK$11.2 million for fiscal 2008, 2009 and 2010, respectively.
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
     Our centralized customer service call center is located in Guangzhou, which provides our customer service and back office support services at that location. This enables us to lower our operating costs while continuing to increase our customer service capabilities. As of August 31, 2010, our Guangzhou customer service facility had 1,620 Talents.
Billing and collection
     Our credit and collection team is responsible for securing prompt payment from subscribers. Invoices are issued on a monthly or quarterly basis with a specified payment due date. A variety of payment methods are made available to our subscribers, including cash, check, credit card, payment by telephone service, automatic transfer from subscribers’ bank accounts or through Internet banking. Our bad debts expense represented approximately 1.1%, 0.8% and 0.9% of our revenue for each of fiscal 2008, 2009 and 2010, respectively.
     We maintain tight collection procedures, including periodic reminder notices, and impose a charge of HK$10 or a fee of 1.5% to 2.5% per month on outstanding overdue amount for late payment. We have the right to charge the outstanding overdue amount to the subscriber’s pre-registered credit card account for any amount overdue or if applicable, deduct such amount from the subscriber’s application deposit. Moreover, we generally suspend an account when amount overdue is not settled within our prescribed period. If payment is still not settled after we suspend the account, further recovery actions including court proceedings and/or the use of collection agencies will be taken.
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
     On April 27, 2009, the Telecommunications Authority issued a statement on “Carrier-to-Carrier Charging Principles (For Fixed Carrier Interconnections) providing guidance on carrier-to-carrier charging principles for fixed carrier interconnections that the Telecommunication Authority will rely on when making determination for interconnection between fixed telecommunications networks in Hong Kong.
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
     The Telecommunications Authority has taken an active role in enforcing this prohibition and has developed voluntary codes to assist in this respect. For instance, in February 2010, the Telecommunications Authority issued a “Code of Practice for Communications Service Contracts” (the “Code”) which supersedes the “Code of Practice for the Service Contracts for the Provision of Public Telecommunications Services” issued in November 2004. The Code is a voluntary scheme intended to heighten customer satisfaction levels by improving the provisions used in communications customer contracts The Code sets out guidelines on, among other things, the style, format and structure of written contracts, the expiry of term contract, termination of contract etc. Besides, the Code requires that the contracts to provide a cooling-off period of not less than seven days during which the customers my cancel the contract without incurring any payment liability or any other obligation whatsoever. The Code is applicable to all providers of communications service which include the supply of telecommunications and ancillary services and customer equipment, as well as the supply of content services delivered through telecommunications. Service providers pledging compliance with the Code shall publish on their respective website their pledges to the Code and report about their compliance status on annual or bi-annual basis as they may decide. In the meantime, the Telecommunications Authority and providers of communications service are reviewing the Code, and the majority of providers, including HKBN, is not pledging compliance with the Code.
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
     The level of USC is determined by the Telecommunications Authority and is reviewed periodically based on actual cost and revenue and on a customer-by-customer basis. The average rate has declined over the past several years. In accordance with a statement dated April 27, 2010 issued by the Telecommunications Authority, the level for the period from July 1, 2008 to April 30, 2009 is confirmed to be zero cent per minute and the Telecommunications Authority decided that USC contributing parties are not required to pay provisional USC from May 1, 2009 onward until a further review of the USC.
     Additionally, providers of external telecommunications services, such as holders of Class 3 Services-Based Operator License and PNETS ETS Licenses, including ourselves and IDD1600, are required to pay a local access charge, or LAC, to the local network operators whose network facilities holders of PNETS ETS Licenses use to transmit calls to and from their customers’ sites. The level of the LAC is calculated on a per-minute basis and its arrangement is based on the statement dated November 25, 1998 issued by the Telecommunications Authority. Recently, based on the conclusion from the statement dated April 27, 2007 issued by the Telecommunications Authority, the Telecommunications Authority will not, for the time being, proceed with the complete deregulation of the LAC.
     Fixed mobile interconnection charge

     In June 2007, the Telecommunications Authority determined the FMIC rates for HKBN, which is a Fixed Network Operator, with one of its Mobile Network Operators, China Resources Peoples Telephone Company Limited, or Peoples, at a rate of HK4.8 cents per occupancy minute for interconnection from April 1, 2002 to August 31, 2002, HK4.22 cents per occupancy minute for interconnection from September 1, 2002 to August 31, 2003 and HK2.89 cents per occupancy minute for interconnection from September 1, 2004 to August 31, 2004. In February 2008, HKBN requested Telecommunication Authority to make a new determination with four Mobile Network Operators on the rate of FMIC payable by these Mobile Network Operators for mobile interconnection service. In September 2008 the Telecommunications Authority indicated that it accepted HKBN’s request for determination. On May 28, 2010, the Telecommunications Authority issued its decision on the determination which set out the rates of mobile interconnection charges payable by the mobile operators under dispute. Based on this determination, the Group adjusted its revenue related to mobile interconnection charges and interest income during the year ended August 31, 2010. For details, please refer to note 2 (b) of our consolidated financial statements.
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
     Since the deregulation of FMIC arrangement on April 27, 2009, HKBN reached agreements with some of the mobile operators on the settlement arrangements of FMIC. As of December 14, 2010, the discussion with remaining mobile operators on FMIC is still in progress.
     Television broadcasting industry
     At present, Hong Kong has two licensed domestic free television programme broadcasters, TVB and ATV, providing free-to-air broadcasting services. In addition, there are also three licensed domestic pay-TV broadcasters, namely Hong Kong Cable Television Limited, PCCW Media Limited and TVB Pay Vision Limited (formerly known as Galaxy Satellite Broadcasting Limited). HKBN provides TV services over the Internet under its FTNS License, while Star TV continues to provide its services through satellite means under its satellite television uplink and downlink license.
     Licensing
     It is unlawful to offer any “television programme service” in Hong Kong without a license. “Television programme service” is broadly defined to mean the provision of television programmes for transmission by telecommunications that are readily accessible to the general public in or outside Hong Kong or to persons in 2 or more specified premises simultaneously or on demand, whether on a point-to-point or a point-to-multipoint basis. The Broadcasting Ordinance exempts certain categories of television programme services from the current licensing regime, including television programme services provided on the service commonly known as the “Internet”. The Broadcasting Ordinance itself, however, does not contain a definition of “Internet”.
     The Secretary for Commerce, Industry and Technology has indicated that on the condition that HKBN continues to provide its service on the platform currently deployed by HKBN, the Government does not dispute that HKBN’s service is provided on the “Internet” and is thus exempt. On this basis, HKBN does not require to obtain a pay-television broadcasting license and provides IP-TV services under its FTNS License.
     Cross media ownership restrictions
     As with other television regulatory regimes, there are detailed cross-media ownership restrictions in the Broadcasting Ordinance. The restrictions are only applicable to domestic free and domestic pay television programme service licenses.
     The Broadcasting Ordinance essentially provides that a company which is either a “disqualified person” or has a “disqualified person” exercising control over it will not be eligible to be granted a broadcasting license unless it discloses the disqualification in its license application. “Disqualified person” includes, for example, a company which is an existing domestic free or domestic pay television programme licensee; an advertising agent; a sound broadcasting licensee; or a proprietor of newspaper printed or produced in Hong Kong.
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
     Foreign ownership restrictions
     In addition to the cross-media ownership restrictions outlined above, the Broadcasting Ordinance also imposes restrictions on foreign ownership of a holder of a domestic free television programme service license. The restrictions do not prohibit the ownership of any voting shares in a domestic free television programme service licensee but rather take the form of prohibiting the exercise of any voting rights attached to such voting shares.
     Competition provisions
     The Broadcasting Ordinance also contains competition provisions, which are aimed at prohibiting a licensee from engaging in “anti-competitive conduct” and a licensee who is in a dominant position from abusing its position. “Anti-competitive conduct” is defined as conduct that has the purpose or effect of preventing, distorting or substantially restricting competition in a television programme service market.
     The Broadcasting Ordinance provides that a breach of any of the competition statutory provisions may lead to the relevant contractual provisions in an agreement being regarded as void.
     Unlike the regulatory regime for the telecommunications industry, there is no equivalent of a specialized competition appeal board for the television broadcasting industry. A licensee aggrieved by a decision made by the Broadcasting Authority, may appeal by way of petition to the Chief Executive in Council.

     Program standards and advertising standards
     A broadcasting licensee is required to comply with the program standards and the advertising standards published by the Broadcasting Authority. The latest program standards and the advertising standards were both issued on December 12, 2008.
D. Organizational structure
     The following chart sets forth our principal subsidiaries as of December 14, 2010:

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

The jurisdiction of incorporation and our ownership percentage of each these subsidiaries as of December 14, 2010 were as follows:

		Percentage of interest
		held by City Telecom
	Jurisdiction of	Direct	Indirect
Name	incorporation	%	%
963673 Ontario Limited	Canada	—	100
Attitude Holdings Limited	British Virgin Islands	—	100
Automedia Holdings Limited	British Virgin Islands	100	—
BBTV Company Limited	Hong Kong	—	100
City Telecom (B.C.) Inc.	Canada	—	100
City Telecom (Canada) Inc.	Canada	—	100
City Telecom (Toronto) Inc.	Canada	—	100
City Telecom (U.S.A.) Inc.	United States of America	—	100
City Telecom (Vancouver) Inc.	Canada	—	100
City Telecom Inc.	Canada	—	100
City Telecom International Limited	British Virgin Islands	100	—
Credibility Holdings Limited	British Virgin Islands	100	—
CTI Guangzhou Customer Services Co. Ltd. (note)	People’s Republic of China	100	—
CTI International Limited	Hong Kong	—	100
CTI Marketing Company Limited	Hong Kong	—	100
Excel Billion Profits Limited	Hong Kong	—	100
Global Courier Company Limited	Hong Kong	—	100
Golden Trinity Holdings Limited	British Virgin Islands	100	—
Hong Kong Broadband Digital TV Limited	Hong Kong	—	100
Hong Kong Broadband Network Limited	Hong Kong	—	100
Hong Kong Broadband Phone Limited	Hong Kong	—	100
Hong Kong Broadband Television Company Limited	Hong Kong	—	100
Hong Kong Television Network Limited	Hong Kong	—	100
IDD1600 Company Limited	Hong Kong	—	100
SGBN Singapore Broadband Network Pte. Limited	Singapore	100	—
Warwick Gold Enterprises Limited	Hong Kong	—	100

Note: The Company has only registered its Chinese name. The English name is an unregistered translation.
E. Property, plant and equipment
     For the provision of fixed telecommunication network services, we own, or control through long-term leases, equipment consisting of switching, transmission and power equipment and connecting lines comprised of in-building wiring, fiber-based backbone, wireless and leased wire-line backbone and other support structures, conduits and similar items that comprise our Next Generation Network. The majority of the fiber-based backbone connecting our services are under public road, highways and streets. In Hong Kong, we owned an aggregate of 161,000 square feet predominately for self use as of August 31, 2010.
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
     In addition, we have leased properties in Hong Kong for 20 retail shops and for a 3,500 square feet customer service center in Mongkok, Kowloon, Hong Kong.
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
Overview
     We are a provider of residential and corporate fixed telecommunications network services in Hong Kong. We offer our customers an integrated suite of broadband Internet access, local VoIP, IP-TV and corporate data services through our self-owned Next Generation Network. Our network covered 1.77 million residential homes pass as of August 31, 2010, representing approximately 80% of the total households in Hong Kong, and is concentrated in Hong Kong’s most densely populated areas, which reduces our cost of network deployment per home pass. As of August 31, 2010, our FTNS business had a subscription base of approximately 1,110,000 subscriptions. In addition, we offer a variety of international telecommunications services, including direct dial services, international calling cards and mobile call forwarding services, in Hong Kong. As of August 31, 2010, our IDD business had a subscription base of approximately 2.4 million registered accounts.
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
•	FTNS business. Revenues from our FTNS business primarily consist of monthly service charges payable by our subscribers and interconnection charges payable by other telecommunications operators.
•	Monthly service charges. We charge our subscribers a monthly service charge, which generally varies by the number and nature of the fixed telecommunications network services subscribed. Our strategy is to market additional services to our subscribers by leveraging our broadband Internet access subscription base of 526,000 as of August 31, 2010 and the scalability of our Next Generation Network.

•	Interconnection charges. We offer fixed telecommunications network services through our self-owned Next Generation Network. Under the terms of HKBN’s fixed telecommunications network services license, we are required to provide interconnection services to other network operators, including mobile network operators.
•	IDD business. Substantially all of revenues from our IDD business consists of tariffs, which generally varies by the destination of the call and the calling prefix, with discounts depending on the time of the day or day of the week when the call is placed.
Our operating expenses
     Our operating expenses consist of network costs and other operating expenses.
•	Network costs. Network costs vary according to either our network capacity or our traffic volume. Such costs mainly include leased line rentals, program fees and production costs for our IP-TV services and interconnection charges payable to other local fixed network operators and international bandwidth providers. Network costs do not include depreciation charge, which is included in other operating expenses.

•	Other operating expenses. Other operating expenses mainly consist of Talent costs, advertising and marketing expenses, depreciation of owned fixed assets.
•	Talent costs. Salaries and related costs incurred for services rendered by Talents.

•	Advertising and marketing expenses. Due to our efforts in promoting our FTNS services, our advertising and marketing expenses incurred in connection with subscription acquisition activities have been relatively high. We expect that we will be required to continue to invest significant financial and human resources in our sales and marketing efforts as we strive to build our subscription base and to enhance our brand value.

•	Depreciation. Depreciation is calculated to write off the cost of fixed assets less their estimated residual value, if any, using straight line method over their estimated useful lives. We expect that we will continue to invest in our Next Generation Network to expand our network coverage. In addition, any technological advancement or obsolescence might affect the estimated useful lives of our fixed assets.
Critical accounting policies
     The following discussion and analysis is based on our consolidated financial statements, which have been prepared in accordance with IFRSs for the fiscal years ended August 31, 2008, 2009 and 2010. Our significant accounting policies are more fully described in note 1 to our consolidated financial statements.
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
     Prior to April 27, 2009, mobile network operators were obliged to pay interconnection charges to us in accordance with the charging principles promulgated by the Telecommunications Authority. Because certain local mobile network operators disagreed with the level of charges computed by us, certain amount of the mobile interconnection charges billed by us had not been collected as of December 14, 2010. We recognize revenue related to mobile interconnection charges at amounts we believe to be realizable after consideration of the uncertainty regarding the timing and amount of the ultimate collection of amounts due. Specifically:
•	The amount recognized for fiscal 2004 and before was determined using the available rates under the then-existing calculation model (fully distributed cost model) for interconnection service between fixed and mobile operators, which are based on historical cost data of PCCW-HKT Telephone Limited. In May 2004, the Telecommunications Authority confirmed that mobile network operators are obliged to pay interconnection charges to us in accordance with the charging principles promulgated by the Telecommunications Authority. A number of mobile network operators, however, disputed the basis of our calculation. In August 2004, we requested the Telecommunications Authority to make a determination (the “2004 Determination”) on the level of mobile interconnection charges payable by one of the mobile network operators to us and the effective date of the determined mobile interconnection charges.

•	The amount recognized in fiscal 2005 reflected a discount from the amounts billed which was determined based on our assessment of the range of likely outcomes of the 2004 Determination. In November 2005, we entered into contractual agreements with one of the mobile network operators who agreed to pay interim mobile interconnection charges at a rate based on PCCW-HKT’s published fully distributed cost model of HK$0.0436 per occupancy minute until the Telecommunications Authority issued its final ruling.

•	The amount recognized in fiscal 2006 was based on the preliminary rates published by the Telecommunications Authority in March 2006 as we awaited a final ruling by the Telecommunications Authority on the 2004 Determination.

•	The amount recognized in fiscal 2007 was based on the 2004 Determination issued by the Telecommunications Authority in June 2007, which set out the rates of mobile interconnection charge payable by the mobile operator under dispute for interconnection services provided by us for the period from April 1, 2002 to August 31, 2004.

•	The amount recognized in fiscal 2008 was based also on the 2004 Determination issued by the Telecommunications Authority in June 2007. In February 2008, we requested the Telecommunications Authority to make a new determination with four mobile operators on the rates of mobile interconnection charge and interest thereon. We subsequently entered into contractual agreements with some of these mobile operators, which agreed to pay mobile interconnection charges based on the 2004 Determination for the period from April 1, 2002 to August 31, 2004 and with respect to the period after August 31, 2004 at the interim rates stated in the agreements, which will be adjusted based on further determination to be issued by the Telecommunications Authority.

•	The amount recognized in fiscal 2009 and before was based on the 2004 Determination issued by the Telecommunications Authority in June 2007 which set out the rates of mobile interconnection charge payable by the mobile operators under dispute for interconnection services provided by us for the period from April 1, 2002 to August 31, 2004. In September 2008, the Telecommunications Authority indicated that it accepted our request for determination on the rate of mobile interconnection charge for the period from April 1, 2002 to April 26, 2009 payable by the mobile operators that have not reached contractual agreements with us, and the rate for period from September 1, 2004 to April 26, 2009 payable by those mobile operators that have reached contractual agreements with us and the interest thereon (the “2008 Determination”). On November 25, 2009, the Telecommunications Authority issued a Preliminary Analysis in relation to the 2008 Determination for the parties’ comments.

•	In May 2010, the Telecommunications Authority issued its decision on the 2008 Determination, which set out the rates of mobile interconnection charges payable by the mobile operators involved in the dispute. Based on such decision on the 2008 Determination, we reversed approximately HK$19.7 million revenue related to mobile interconnection charges and recognized approximately HK$10.1 million interest income in fiscal 2010.
     For a discussion of our revenue recognition of mobile interconnection charges, please refer to note 2(b) to our consolidated financial statements. Actual amounts realized could be different from our estimate.
Useful lives of fixed assets
     We estimate the useful lives of fixed assets in order to determine the amount of depreciation expense to be recorded. The useful life of an asset is estimated at the time the asset is acquired based on historical experience, the expected usage, wear and tear of the asset, as well as technical obsolescence arising from changes in the market demands or service output of the asset. Changes in technology or industry conditions may cause the estimated period of use or the value of these assets to change. We perform periodic reviews to confirm the appropriateness of estimated economic useful lives for each class of fixed assets. For the three years ended August 31, 2010, there were no changes in the useful lives of our fixed assets.
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
     Upon the occurrence of triggering events, the carrying amounts of fixed assets are reviewed to assess whether their recoverable amounts have declined below their carrying amounts. Under IFRSs, the recoverable amount is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the assets. Where the asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. cash-generating-unit). Where the recoverable amount of fixed and other long-lived assets is less than their carrying value, an impairment loss is recognized to write down the assets to their recoverable amount, which is based on the fair value less costs to sell or value in use.

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
     For the three years ended August 31, 2010, no impairment fixed assets have been recognized.
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
     Included in the accounts receivable balance (net of allowance for doubtful debts) were receivables for mobile interconnection charges of HK$64.4 million, HK$68.8 million and HK$39.8 million as of August 31, 2008, 2009 and 2010, respectively. The balance represented mobile interconnection charges we billed to the local mobile network operators, and some of these charges had not been collected.
     Changes in the allowance for doubtful debts consist of:

	For the year ended August 31,
	2008	2009	2010
	HK$	HK$	HK$
	(Amounts in thousands)
Balance at beginning of the year	22,392	11,944	3,160
Additions charged to expense	14,293	12,103	14,742
Write-off	(24,741)	(20,887)	(12,079)

Balance at the end of the year	11,944	3,160	5,823

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
     The recognition of deferred tax assets requires judgment regarding the results of future operations, including the assumption that there will be sufficient future operations to allow us to utilize the related deferred tax asset. Our management projects future taxable income by considering all available information, including tax planning strategies, historical taxable incomes, and the expiration period of the unused tax losses carry forwards of each of the Company and its subsidiaries. During the year ended August 31, 2008, taking into consideration of the current results of operations, our management assessed that it was probable that sufficient future taxable profits would be generated to utilize the unused tax losses of HK$159.6 million, which resulted in the recognition of deferred tax assets of HK$26.3 million. As at August 31, 2008, 2009 and 2010, we had not recognized deferred tax assets in respect of unused tax losses of HK$9.5 million, HK$8.2 million and HK$8.2 million respectively, because it was not probable that future taxable profits could be generated to utilize the tax losses. All tax losses are subject to agreement with local tax authorities. Any changes in the estimate of future operations could change the recognition of our deferred tax assets, which could significantly affect our results of operations.
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
Operating Results
     The following table sets forth, for the years indicated, a summary of our results of operations.

	For the year ended August 31,
	2008	2009	2010	2010
	HK$	HK$	HK$	US$
	(Amounts in thousands)
Revenue
FTNS business	1,011,038	1,230,880	1,356,098	174,348
IDD business	291,943	247,359	218,589	28,103

	1,302,981	1,478,239	1,574,687	202,451

Network costs	(178,367)	(175,129)	(195,292)	(25,108)

Other operating expenses	(966,094)	(1,037,964)	(1,105,604)	(142,143)

Other income, net	24,989	41,540	7,989	1,028

Finance costs	(75,137)	(55,127)	(22,235)	(2,859)

Profit before taxation	108,372	251,559	259,545	33,369
Income taxes benefit/(expense)	16,818	(38,730)	(42,679)	(5,487)

Net income	125,190	212,829	216,866	27,882

Fiscal 2010 Compared to Fiscal 2009
     Revenues. Revenues increased by 6.5% to HK$1,574.7 million in fiscal 2010 from HK$1,478.2 million in fiscal 2009, reflecting an increase in revenue from our FTNS business, the effects of which were partially offset by a decrease in revenue from our IDD business and the change in the regulatory regime of mobile interconnection charges summarized below. Revenue contribution from our FTNS business increased to 86.1% in fiscal 2010 from 83.3% in fiscal 2009.
•	FTNS business. Revenues from our FTNS business increased by 10.2% to HK$1,356.1 million in fiscal 2010 from HK$1,230.9 million in fiscal 2009. The increase was primarily caused by an increase of 17.7% of our FTNS subscription base to 1,110,000 as of August 31, 2010 from 943,000 as of August 31, 2009.
•	Broadband Internet access. The subscription base for our Internet access services increased by 34.5%, to 526,000 as of August 31, 2010 from 391,000 as of August 31, 2009. During fiscal 2010, we are able to have a record growth of 135,000 net additions through our “Member-Get-Member” marketing campaigns which reduced the price of our symmetric 100Mbps broadband services by half to HK$99 per month if a customer introduces a new customer at HK$99 per month. Such marketing campaigns essentially allowed us to increase our revenues by converting one subscriber at HK$182 per month to two subscribers at a minimum rate of HK$99 per month.

•	Local VoIP. The subscription base for our local VoIP services increased by 12.8%, to 431,000 as of August 31, 2010 from 382,000 as of August 31, 2009, mainly due to improved branding that allowed us to increase sales of our VoIP services to subscribers of our Internet access services.

•	IP-TV. The subscription base for our IP-TV services decreased by 10.0% to 153,000 subscriptions as of August 31, 2010 from 170,000 as of August 31, 2009 because we proactively churned off free or low paying IP-TV subscribers and redeployed the set-top-boxes to higher yielding customers. We continued to enhance our channel variety so as to increase the content value to our customers. We currently offer more than 110 channels to our customers.

As a result of the Telecommunications Authority’s decision on the 2008 Determination in May 2010 as stated above, revenue of HK$19.7 million related to mobile interconnection charges was reversed in fiscal 2010. In addition, prior to April 26, 2009, the mobile network operators were required to pay interconnection charges for all calls originating to and from the mobile users. After April 26, 2009, the chargeability of interconnection charges is subject to commercial negotiation. With the withdrawal of regulatory guidance on FMIC in favor of mobile network operators on April 27, 2009, only an insignificant amount of revenue related to mobile interconnection charges was recognized.
•	IDD business. Revenues from our IDD business decreased by 11.6% to HK$218.6 million in fiscal 2010 from HK$247.4 million in fiscal 2009. The decrease was primarily due to the reduction in IDD traffic volume and the decrease in the tariff rate we charged to our customers. Competition during fiscal 2010 intensified as some of our competitors offered international direct dial minutes for free or at significantly lower rates as a marketing incentive to gain local fixed line and mobile market shares. Further, technology from global VoIP providers such as Skype, which offer free PC-to-PC based international calls, was becoming more prevalent.
     Network costs. Network costs increased by 11.5% to HK$195.3 million in fiscal 2010 from HK$175.1 million in fiscal 2009 mainly due to the increase in the cost of purchasing international bandwidth as a result of the combined effect of the record growth in broadband subscription and the increasing demand of bandwidth from customers as well as the increase in program fees for IP-TV services to enhance the value of content to customers.
     Other operating expenses. Other operating expenses increased by 6.5% to HK$1,105.6 million in fiscal 2010 from HK$1,038.0 million in fiscal 2009 mainly due to the following:
     Set forth below is a table summarizing the details of our other operating expenses in fiscal 2009 and 2010:

	For the year ended August 31,
	2009	2010	2010
	HK$	HK$	US$
	(Amounts in thousands)
Talent costs	(302,279)	(301,760)	(38,796)
Advertising and marketing expenses	(299,794)	(372,727)	(47,920)
Depreciation	(206,241)	(199,029)	(25,588)
Others	(229,650)	(232,088)	(29,839)

Other operating expenses	(1,037,964)	(1,105,604)	(142,143)

•	Talent costs. Talent costs decreased by 0.2% to HK$301.8 million in fiscal 2010 from HK$302.3 million in fiscal 2009.

•	Advertising and marketing expenses. Advertising and marketing expenses increased by 24.3% to HK$372.7 million in fiscal 2010 from HK$299.8 million in fiscal 2009. Our salaries and commissions for our sales and marketing Talents increased by HK$28.5 million due to our growth in broadband subscription base. Moreover, our marketing campaigns resulted in an increase in mass media advertising costs of HK$21.6 million and other advertising costs of HK$14.9 million. In addition, the expansion of our sales channels through opening new shops resulted in an increase of advertising and marketing related expenses of HK$7.9 million.

•	Depreciation. Depreciation decreased by 3.5% to HK$199.0 million in fiscal 2010 from HK$206.2 million in fiscal 2009. Notwithstanding our purchase of additional fixed assets for our network infrastructure as we increased the scale of operations in our FTNS business, a portion of our owned fixed assets were fully depreciated. As a result, we incurred lower depreciation expenses.
     Other income, net. Other income, net decreased to HK$8.0 million in fiscal 2010 from HK$41.5 million in fiscal 2009. The decrease was mainly contributed by the loss on extinguishment of our 10-year senior notes of HK$9.7 million in fiscal 2010 compared to the gain on extinguishment of our 10-year senior notes of HK$31.4 million in fiscal 2009. The effect of which was partially offset by an increase in interest income of HK$10.1 million recognized in relation to mobile interconnection charges in fiscal 2010.
     Finance costs. Finance costs decreased by 59.7% to HK$22.2 million in fiscal 2010 from HK$55.1 million in fiscal 2009. The decrease was mainly due to finance cost savings through repurchase and redemption of our 10-year senior notes and interest bearing bank borrowings at a lower interest rate. The effect of which was partially offset by the change in fair value of derivative financial instrument that we did not have in fiscal 2009.
     Income tax benefit/(expense). We recorded an income tax expense of HK$42.7 million, which included a non-cash deferred tax expenses of HK$40.1 million in fiscal 2010, compared to an income tax expense of HK$38.7 million in fiscal 2009, which included a non-cash deferred tax expenses of HK$37.1 million.
     Net income. For the foregoing reasons, net income increased to HK$216.9 million in fiscal 2010 from HK$212.8 million in fiscal 2009. Net margin decreased to 13.8% in fiscal 2010 from 14.4% in fiscal 2009. The slight decrease in net margin was primarily due to a higher cost in acquiring new customers.
Fiscal 2009 Compared to Fiscal 2008
     Revenues. Revenues increased by 13.4% to HK$1,478.2 million in fiscal 2009 from HK$1,303.0 million in fiscal 2008, reflecting an increase in revenue from our FTNS business, the effects of which were partially offset by a decrease in revenue from our IDD business. Revenue contribution from our FTNS business increased to 83.3% in fiscal 2009 from 77.6% in fiscal 2008.
•	FTNS business. Revenues from our FTNS business increased by 21.8% to HK$1,230.9 million in fiscal 2009 from HK$1,011.0 million in fiscal 2008. The increase was primarily caused by an increase of 17.7% of our FTNS subscription base to 943,000 as of August 31, 2009 from 801,000 as of August 31, 2008 and, to a lesser extent, an increase in the average revenue per user for our Internet access services. We believe that there was growing market acceptance of premium pricing in fiscal 2009.
•	Broadband Internet access. The subscription base for our Internet access services increased by 23.7%, to 391,000 as of August 31, 2009 from 316,000 as of August 31, 2008. During fiscal 2009, partly as a result of our success in differentiating our services by emphasizing our ultra high Internet access speed, we were able to acquire and retain customers who are willing to enter into subscription contracts with a long service period. Revenues from our Internet access services increased as a result.

•	Local VoIP. The subscription base for our local VoIP services rose by 16.1%, to 382,000 as of August 31, 2009 from 329,000 as of August 31, 2008, mainly due to improved branding and our greater success in cross selling our VoIP services to subscribers of our Internet access services.

•	IP-TV. The subscription base for our IP-TV services increased by 9.0% to 170,000 subscriptions, with the majority of the new subscriptions coming from existing subscribers of our Internet access and local VoIP services.
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
     Other operating expenses. Other operating expenses increased by 7.4% to HK$1,038.0 million in fiscal 2009 from HK$966.1 million in fiscal 2008 mainly due to the following:

     Set forth below is a table summarizing the details of our other operating expenses in fiscal 2008 and 2009:

	For the year ended August 31,
	2008	2009	2009
	HK$	HK$	US$
		(Amounts in thousands)
Talent costs	(247,460)	(302,279)	(39,001)
Advertising and marketing expenses	(307,743)	(299,794)	(38,681)
Depreciation	(210,051)	(206,241)	(26,610)
Others	(200,840)	(229,650)	(29,630)

Other operating expenses	(966,094)	(1,037,964)	(133,922)

•	Talent costs. Talent costs increased by 22.1% to HK$302.3 million in fiscal 2009 from HK$247.5 million in fiscal 2008. We increased our total work force by 4.0% to 3,173 Talents as of August 31, 2009 from 3,051 Talents as of August 31, 2008, primarily due to the increased scale of operations in our FTNS business and the increasing scope in investing and developing our Talents through Talents education partnership and Talent infinity program.

•	Advertising and marketing expenses. Advertising and marketing expenses decreased by 2.6% to HK$299.8 million in fiscal 2009 from HK$307.7 million in fiscal 2008. Our salaries and commissions for our sales and marketing Talents were increased by HK$19.5 million due to an increase in total contract sum due to substantial growth in subscription base. Moreover, our opening of additional new shops caused shop related operating costs to increase by HK$11.4 million. The effects of the foregoing, however, were partially offset by a decrease in mass media advertising costs of HK$34.4 million.

•	Depreciation. Depreciation decreased by 1.9% to HK$206.2 million in fiscal 2009. Notwithstanding our purchase of additional fixed assets for our network infrastructure as we increased the scale of operations in our FTNS business, a portion of our owned fixed assets were fully depreciated and a lower depreciation expenses was incurred as a result.
     Other income, net. Other income, net increased to HK$41.5 million in fiscal 2009 from HK$25.0 million in fiscal 2008. The increase was mainly contributed by the gain on extinguishment of our 10-year senior notes of HK$31.4 million, the effects of which were partially offset by a decrease in interest income from HK$15.6 million in fiscal 2008 to HK$4.8 million in fiscal 2009 as a result of the decrease in our average cash balance in fiscal 2009 mainly due to senior notes buyback actions.
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
Recent accounting pronouncements
     Recent issued and adopted accounting pronouncements under IFRSs have been included in note 32 to our consolidated financial statements.
B. Liquidity and capital resources
     We expect cash flow from operating activities to continue to be our principal source of liquidity. As of August 31, 2010, we had cash and bank balance of HK$588.7 million. Our day-to-day operations are also supported by HK$353.8 million banking facilities and revolving loan facility, of which only HK$133.3 million was utilized as at August 31, 2010.
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
Cash flow
The following table summarizes our cash flows for each of fiscal 2008, 2009 and 2010:

	For the year ended August 31,
	2008	2009	2010	2010
	HK$	HK$	HK$	US$
		(Amounts in thousands)
Net cash inflow from operating activities	381,991	536,771	485,340	62,398
Net cash outflow from investing activities	(147,750)	(176,488)	(306,254)	(39,374)
Net cash (outflow)/inflow from financing activities	(345,978)	(561,292)	178,307	22,924

(Decrease)/increase in cash and cash equivalents	(111,737)	(201,009)	357,393	45,948
Cash and cash equivalents, at the beginning of year	532,894	421,610	221,052	28,420
Effect of foreign exchange rate changes on cash	453	451	(270)	(35)

Cash and cash equivalents, at the end of the year	421,610	221,052	578,175	74,333

Analysis of the balances of cash and cash equivalents
Cash at bank and in hand	434,604	226,416	588,665	75,682
Bank overdrafts — unsecured	(12,994)	(5,364)	(10,490)	(1,349)

	421,610	221,052	578,175	74,333

Operating activities
     Our principal source of cash was cash generated from our FTNS business. Net cash inflow from operating activities increased 40.5% from HK$382.0 million in fiscal 2008 to HK$536.8 million in fiscal 2009, primarily reflecting the increase in our profit before taxation resulting from the continued expansion of our subscription base. Net cash inflow from operating activities decreased by 9.6% from HK$536.8 million in fiscal 2009 to HK$485.3 million in fiscal 2010, which was a reflection of a slight increase in our profit before taxation offsetting by our rather higher customer acquisition in fiscal 2010.
Investing activities
     Net cash outflow from investing activities in fiscal 2010 was HK$306.3 million. The net cash outflow was mainly due to our purchase of fixed assets in the amount of HK$349.1 million.
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
Financing activities
     Net cash inflow from financing activities in fiscal 2010 was HK$178.3 million. The net cash inflow was mainly due to the proceeds from the offering of new ordinary shares in the amount of HK$396.4 million and the proceeds from new bank loans of HK$163.4 million, which were partially offset by the repurchase and redemption of our 10-year senior notes of HK$172.4 million and dividend paid of HK$158.4 million.
     Net cash outflow from financing activities in fiscal 2009 was HK$561.3 million. The net cash outflow was mainly due to our repurchase of 10-year senior notes for an aggregate consideration of HK$485.8 million (including transaction cost), payment of interest on the 10-year senior notes of HK$52.7 million and payment of cash dividends of HK$23.0 million.

     Net cash outflow from financing activities in fiscal 2008 was HK$346.0 million. The net cash outflow was mainly due to our repurchase of 10-year senior notes for an aggregate consideration of HK$269.4 million, payment of interest on the 10-year senior notes of HK$70.0 million and payment of cash dividends of HK$17.3 million.
Indebtedness
     As of August 31, 2010, we had an outstanding debt of HK$134.7 million, most of which consisted of our bank loans in the amount of HK$123.6 million stated at amortized cost and were classified as non-current debt.
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
     On December 4, 2009, we repurchased a portion of the 10-year senior notes with a cumulative principal amount of HK$11.6 million (US$1.5 million) from the open market. We paid a total consideration, including accrued interest, of approximately HK$12.1 million (US$1.6 million). On February 1, 2010, we redeemed the then outstanding 10-year senior notes with a cumulative principal amount of HK$153.9 million (US$19.9 million) at the redemption price equal to 104.375% of the principal amount. We paid a total consideration, including accrued interest, of approximately HK$167.6 million (US$21.6 million). As of August 31, 2010, all the 10-year senior notes has been repurchased and redeemed.
Banking facilities
     As of August 31, 2010, we had available banking facilities and revolving loan facility of HK$353.8 million, of which HK$133.3 million was utilized.
Capital expenditures
     In order to further develop our Next Generation Network and continue to increase the scale of operations of our FTNS business, we plan to make a total capital expenditure ranging from approximately HK$320 million to HK$350 million in fiscal 2011 to increase the coverage of our Next Generation Network. Our plan is to reach 2.0 million residential homes pass and 1,800 commercial buildings by the end of 2011. We expect to finance our budgeted capital expenditures with cash from operating activities, bank loans and capital market transactions.
C. Research and development, patents and licenses
     We commit considerable resources to our research and development department in order to continuously improve our services and improve our market position. As of August 31, 2010, our research and development team consisted of approximately 21 Talents experienced in systems design, engineering, telecommunications and computer programming. Our research and development department is primarily responsible for assessing and adapting the technology that we employ in upgrading and expanding our Next Generation Network. To identify and develop new market opportunities, the research and development team assesses new services offered by telecommunications and Internet companies in the United States and elsewhere and works closely with our marketing department. Our research and development expenditures were approximately HK$9.6 million, HK$10.8 million and HK$11.2 million for fiscal 2008, 2009 and 2010, respectively.
D. Trend information
     Revenue from our IDD business decreased by 11.6% to HK$218.6 million in fiscal 2010 from HK$247.4 million in fiscal 2009. The principal reason for this decrease was the intense competition, as our key competitors introduced highly aggressive price cuts. Partly as a result, the traffic volume of our IDD business decreased by 4.7% to 464.0 million minutes in fiscal 2010 from 487.0 million minutes in fiscal 2009. We expect competition will continue to increase in the future, creating further pressure on our volume and pricing.
     Revenue from our FTNS business grew by 10.2% to HK$1,356.1 million in fiscal 2010 from HK$1,230.9 million in fiscal 2009. The principal reason for this increase was due to the broadband subscription growth of 34.5% to 526,000 subscription accounts as of August 31, 2010 from 391,000 subscription accounts as of August 31, 2009, which was partially offset by a decrease in the average revenue per subscription account as part of our marketing campaigns to increase our subscriber base.
     The global economic downturn has had a dampening effect on consumer sentiment and business activities across the globe in late 2008 and 2009 and the global economy continues to experience continued market volatility. The impact of the downturn on our operations has been limited because our FTNS and IDD services are regarded as “semi-utility” services. However, if the global economic downturn continues to experience significant volatility, demand for our services may be adversely affected.
E. Off-balance sheet arrangements
     Other than as described in note 28 to our Consolidated Financial Statements, we have not entered into any off-balance-sheet arrangements with any entities or individuals.
F. Tabular disclosure of contractual obligations
     The following table sets forth information regarding our aggregate payment obligations in future years of the contractual obligations and commercial commitments that we had as of August 31, 2010.

	Payments due by period
			More than	More than
			1 year	3 years
		Within	but within	but within	More than
	Total	1 year	3 years	5 years	5 years
Contractual obligations	HK$	HK$	HK$	HK$	HK$
	(Amounts in thousands)
Capital expenditure items	132,340	132,340	—	—	—
Operating leases	124,287	88,821	26,555	4,062	4,849
Long-term bank loan	133,996	1,829	4,326	127,841	—
Obligation under finance leases	677	242	243	192	—
Other current liabilities	264,904	264,904	—	—	—
Programming fees (IP-TV)	73,626	25,539	41,506	6,581	—

Total	729,830	513,675	72,630	138,676	4,849

Note:	The other current liabilities of HK$264.9 million is comprised of bank overdrafts — unsecured of HK$10.5 million, accounts payable of HK$35.1 million, other payables and accrued charges of HK$195.9 million, deposits received of HK$21.8 million and tax payable of HK$1.5 million. A detailed explanation of the nature of accounts payable and other payables and accrued charges is contained in Note 17 to the Company’s audited consolidated financial statements included in this Form 20-F.
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

     The following table sets forth certain information concerning our directors and senior management as of December 14, 2010.

			Date
			joined
			City
Name	Age	Position	Telecom
Board of directors:

WONG Wai Kay, Ricky	49	Executive Director and Chairman	1992

CHEUNG Chi Kin, Paul	53	Executive Director and Vice Chairman	1992

YEUNG Chu Kwong, William	50	Executive Director and Chief Executive Officer	2005

LAI Ni Quiaque	41	Executive Director, Chief Financial Officer, Company Secretary and Head of Talent Engagement	2004

CHENG Mo Chi, Moses	60	Non-Executive Director	1997

LEE Hon Ying, John	64	Independent Non-Executive Director	1997

CHAN Kin Man	51	Independent Non-Executive Director	1997

PEH Jefferson Tun Lu	51	Independent Non-Executive Director	2004

Senior management:

CHONG Kin Chun, John	48	Managing Director of Corporate Division	1996

LO Sui Lun	46	Director of Corporate Affairs Department	1998

TAM Ming Chit	45	Chief Technology Officer	2008

TO Wai Bing	48	Managing Director of Business Development	2007
Executive directors
     Mr. WONG Wai Kay, Ricky, aged 49, is the co-founder and Chairman of the Group. He is responsible for our overall strategic planning and management. Mr. Wong has over 25 years’ experience in the telecommunications and computer industries. He had worked at a major US-listed computer company as a marketing representative and was responsible for marketing and distribution of computer products in Hong Kong from 1985 to 1989. He was also a co-founder and director of a company principally engaged in import and distribution of computer systems in Canada prior to co-founding of the Group. Mr. Wong holds a Bachelor’s Degree in Science and a Master of Business Administration Degree (Executive MBA Program) from The Chinese University of Hong Kong. He is a first cousin of Mr. Cheung Chi Kin, Paul, the Vice Chairman of the Group. Currently, Mr. Wong is a member of Zhejiang Committee, Chinese People’s Political Consultative Conference, a member of the Board of Trustees, United College, The Chinese University of Hong Kong and a member of the executive committee of the Digital Solidarity Fund of Hong Kong Council of Social Service.
     Mr. CHEUNG Chi Kin, Paul, aged 53, is the co-founder and Vice Chairman of the Group. Mr. Cheung is responsible for overall strategic planning and management of the Group. Prior to that, Mr. Cheung was appointed as the Chief Executive Officer and was responsible for our day-to-day operations and technological research, development and support activities. Mr. Cheung has more than 29 years’ experience in the telecommunications and computer industries. He had worked in several companies engaged in application software development and computer consultancy prior to co-founding of the Group. Mr. Cheung graduated with a Diploma of Advanced Programming and System Concepts Design from Herzing Institute, Canada. Mr. Cheung is a first cousin of Mr. Wong Wai Kay, Ricky, the Chairman of the Group.
     Mr. YEUNG Chu Kwong, William, aged 50, was appointed as our Executive Director and Chief Executive Officer in November 2008 with the responsibilities for developing corporate strategies and overseeing the operations of the Group. Before that, Mr. Yeung joined the Group as Chief Operating Officer in October 2005. He was in charge of the Customer Engagement Department overseeing customer relationship management and was also in charge of the Network Development Department. Mr. Yeung has more than 19 years’ experience in the telecommunications industry. Prior to joining the Group, Mr. Yeung was the Director of Customers Division in Smartone-Vodafone, the General Manager of Personal Communications and Retail Division in Tricom Telecom Limited, and was also an Inspector of Police in the Hong Kong Police Force. Mr. Yeung holds a Bachelor of Arts Degree from Hong Kong Baptist University, a Master of Business Administration Degree from University of Strathclyde, U.K. and a Master of Science Degree in Electronic Commerce and Internet Computing

from The University of Hong Kong. Mr. Yeung is also a graduate of the Senior Executive Program of the Columbia University Graduate School of Business in New York.
     Mr. LAI Ni Quiaque, aged 41, is the Chief Financial Officer, Company Secretary and Head of Talent Engagement of the Group. Mr. Lai joined the Group in May 2004. Mr. Lai has extensive experience in telecommunications industry, research and finance, being highly rated in this field. Prior to joining the Group, Mr. Lai was a Director and Head of Asia Telecom Research for Credit Suisse and was involved in global fund raisings for a wide range of Asian Telecom carriers such as China Mobile, China Telecom, China Unicom, China Netcom, SK Telecom, PCCW, Telekom Malaysia, etc. Before that, Mr. Lai held positions with Hongkong Telecom and Kleinwort Benson Securities (Asia). Mr. Lai holds a Bachelor of Commerce degree from the University of Western Australia and an Executive Master of Business Administration Degree from Kellogg-HKUST. Mr. Lai is a Fellow member of HKICPA and CPA Australia and is a Member of the Hong Kong Institute of Directors. Mr. Lai has also been appointed as a member of the Remuneration Committee of the Company.
Non-executive director
          Dr. CHENG Mo Chi, Moses, aged 60, was appointed as the Independent Non-executive Director of the Group since 17 June 1997 and has been re-designated as a Non-executive Director of the Group with effect from 30 September 2004. Dr. Cheng has also been appointed as a member of the Remuneration Committee of the Company. Dr. Cheng is a practicing solicitor and the senior partner of Messrs. P.C. Woo & Co. and was a member of the Legislative Council of Hong Kong. He is the Founder Chairman of the Hong Kong Institute of Directors of which he is now the Honorary President and Chairman Emeritus and the President of International Association of Practicing Lawyers. Dr. Cheng currently holds directorships in K. Wah International Holdings Limited, China COSCO Holdings Company Limited, China Mobile Limited, China Resources Enterprise, Limited, Towngas China Company Limited, Hong Kong Exchanges and Clearing Limited, Kader Holdings Company Limited, Liu Chong Hing Investment Limited, Guangdong Investment Limited and Tian An China Investments Company Limited, all being public listed companies in Hong Kong. Dr. Cheng is also an independent non-executive director of ARA Asset Management Limited, a company whose shares are listed on Singapore Exchange Limited. His other directorships in public listed companies in the last 3 years include Beijing Capital International Airport Company Limited, Galaxy Entertainment Group Limited and Shui On Construction and Materials Limited, all being public listed companies in Hong Kong, and ARA Asset Management (Fortune) Limited (formerly known as ARA Asset Management (Singapore) Limited), as the manager of Fortune Real Estate Investment Trust, a real estate investment trust listed on Singapore Exchange Limited.
Independent non-executive directors
          Mr. LEE Hon Ying, John, aged 64, is the managing director of Cyber Networks Consultants Company in Hong Kong. He was the Regional Director, Asia Pacific of Northrop Grumman-Canada, Ltd. He was previously the director of network services of Digital Equipment (HK) Limited and prior to that, worked for Cable and Wireless (HK) Limited and Hong Kong Telecom. He is a chartered engineer and a member of Institution of Engineering and Technology, the United Kingdom, the Hong Kong Institution of Engineers and the Hong Kong Computer Society. He received a Master’s Degree in Information System from The Hong Kong Polytechnic University in 1992. In addition, he is the Vice President and Board Member of the Society of St. Vincent de Paul, Council General, which is an international charity body with its head office in Paris, France. He is the Commission member of Catholic Diocese of Hong Kong Diocesan for Hospital Pastoral Care. Mr. Lee has been a Director of the Group since June 1997. Mr. Lee is also the chairman of the Audit Committee and Remuneration Committee of the Company.
          Dr. CHAN Kin Man, aged 51, is Director of Centre for Civil Society Studies and Associate Professor of the Department of Sociology of The Chinese University of Hong Kong. He received a Bachelor of Social Science Degree from The Chinese University of Hong Kong in 1983 and a Doctor of Philosophy Degree from Yale University in the U.S. in 1995. Dr. Chan has been a Director of the Group since June 1997. Dr. Chan has also been appointed as a member of the Audit Committee and Remuneration Committee of the Company.
          Mr. PEH Jefferson Tun Lu, aged 51, is a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants and a Certified Practicing Accountant of CPA Australia. Mr. Peh holds a Master Degree in Business from the University of Technology, Sydney. He has over 28 years of experience in finance, accounting and management from listed and private companies in Hong Kong and Australia. Mr. Peh has been a Director of the Group since September 2004. Mr. Peh has also been appointed as a member of the Audit Committee and Remuneration Committee of the Company.

Senior management
          Mr. CHONG Kin Chun, John, aged 48, is the Managing Director of Corporate Division of the Group. He is responsible for sales, servicing and network expansion development of the Group’s international telecommunications services and fixed telecommunications network services for business and corporate customers. Mr. Chong joined the Group in February 1996 and holds a Bachelor’s Degree in Arts from The University of Hong Kong. Mr. Chong worked as a general manager overseeing product management and the sales force of a listed telecommunications products company in Hong Kong from 1987 to 1996.
          Mr. LO Sui Lun, aged 46, is the Director of Corporate Affairs Department of the Group. He is primarily responsible for regulatory and carrier relations matters of the Group. In addition, Mr. Lo is also responsible for overseeing the legal and company secretarial functions of the Group. Before taking up his current position, Mr. Lo was in charge of regulatory, carrier business, international business, network operation and network development for Hong Kong Broadband Network Limited, the wholly-owned subsidiary of the Company. Mr. Lo joined the Group in September 1998. Prior to that, Mr. Lo worked for PCCW (formerly known as “Hong Kong Telecom”) for 9 years, gaining experience in network planning and undersea cable investment. Mr. Lo holds a Bachelor’s Degree in Sciences in Electronics from The Chinese University of Hong Kong and a Master’s Degree in Business Administration from the University of Strathclyde, U.K.
          Dr. TAM Ming Chit, aged 45, is the Chief Technology Officer of the Group. He is responsible for the Group’s network, information system development and operations including broadband networking, IPTV, wireless applications, as well as VoIP networks. Prior to joining the Group in 2008, Dr. Tam held various technical positions in various institutions in Hong Kong and overseas, such as Alcatel-Lucent, Citibank and SRA. He has over 17 years of operational experience in the information technologies and telecommunications industries. Dr. Tam holds a Bachelor of Science (Hons) in Computer Science from Imperial College, University of London, U.K. and a Doctor of Philosophy in Computer Science from the University of Pennsylvania, U.S.A.
          Ms. TO Wai Bing, aged 48, is the Managing Director of Business Development of the Group. Ms. To is also in charge of International Business Department, Carrier Business Department and Pay TV Department. She is responsible for the control of cost of services, sales of carrier business, development of Pay TV business, explore and secure business partnerships to strengthen the Group’s business operations and development. Before joining the Group, Ms. To had worked in the Hong Kong Telecom Group for 16 years after graduating from The Hong Kong Polytechnic University with a Diploma in Electronic Engineering and subsequently a Higher Certificate in Electronic Engineering. Ms. To rejoined the Group in May 2007 after her previous service with the Group from September 1998 to July 2006.
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
     Our senior management and Talents are entitled to receive an annual discretionary bonus based on their individual performance and our financial performance during the year in question.
     The aggregate amount of salaries or other compensation, housing allowances, other allowances and benefits in kind paid by us to our directors and senior management was approximately HK$46.1 million for fiscal 2010, compared with HK$38.8 million for fiscal 2009. The aggregate amount of contribution that we made to the retirement or similar benefits for our directors and members of our senior management was HK$2.7 million for fiscal 2010, compared with HK$2.6 million for fiscal 2009.
     Except as discussed herein, no other payments have been paid or are payable, in respect of fiscal 2010, by us or any of our subsidiaries to our directors and senior management.
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

“Controlled company” exemption
     We are a “controlled company” within the meaning of Nasdaq Listing Rule 5615(c) and IM-5615-5. More than 50.0% of the voting power for the election of our directors is held by a group consisting of Top Group International Limited, Mr. Wong Wai Kay, Ricky and Mr. Cheung Chi Kin, Paul. Mr. Wong and Mr. Cheung are the controlling shareholders of Top Group International Limited and have entered into a voting agreement pursuant to which they agreed to vote all of the shares held by Top Group International Limited, representing 44.22% of the voting power, all of the shares held by Mr. Wong individually, representing 0.93% of the voting power, and all of the shares held by Mr. Cheung individually, representing 5.50% of the voting power, collectively as a group.
     We have elected to rely on the exemption from the majority independent board requirement, as set forth in Nasdaq Listing Rule 5615(b), except for the requirements of subsection (b)(2), which pertain to executive sessions of independent directors, and from the requirement for independent director oversight of executive officer compensation and director nominations, as set forth in Nasdaq Listing Rules 5605(d) and 5605(e).
     In accordance with the laws of Hong Kong, the nomination and remuneration of our directors are governed by our Articles of Association. Pursuant to our Articles of Association, our directors are appointed by our shareholders in the annual general meeting, and our directors’ fees are recommended by the remuneration committee of our board of directors and determined by our shareholders at the annual general meeting.
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
     The audit committee met four times in fiscal 2010. The major works performed by the committee from September 1, 2009 to August 31, 2010 included the following:
•	Reviewed our consolidated financial statements for the year ended August 31, 2009 and for the six months ended February 28, 2010;

•	Reviewed the internal audit progress, including procedures required for compliance with the Sarbanes-Oxley Act;

•	Reviewed the external auditor’s report on the review of our interim financial report for the six months ended February 28, 2010 and our audited consolidated financial statements for the year ended August 31, 2009; and

•	Pre-approved the audit and non-audit services provided by KPMG, our external auditor.
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
     The remuneration committee held one meeting during fiscal 2010. The major works performed by the committee from September 1, 2009 to August 31, 2010 included the following:
•	Reviewed and approved the discretionary performance bonus for the management committee members;

•	Reviewed and approved the remuneration packages for management committee members; and

•	Reviewed and approved the remuneration packages for the directors.
D. Employees
     The following table sets forth the number of our Talents by functional area as of August 31, 2010.

Talents
Information technology and engineering	363
Sales and marketing, customer service and “Special Duty Unit”, or SDU	2,499
General administration and others	370

Total	3,232

     The following table sets forth the number of our Talents by geographical region as of August 31, 2010.

Talents
Hong Kong	1,593
Guangzhou	1,620
Canada	19

Total	3,232

     As of August 31, 2008, 2009 and 2010, we had 3,051, 3,173 and 3,232 Talents, respectively. The increase in our total number of Talents in fiscal 2010 was mainly due to the expansion in our FTNS business.
E. Share ownership
Share ownership
     The following table sets forth the share ownership of our directors and senior management as of December 14, 2010.

		Number	Percentage
		of shares	of shares
		beneficially	beneficially	Outstanding
	Identity of person	owned	owned(note 3)	share
Title of class	or Group	(note 4)%		options
Ordinary shares	Wong Wai Kay, Ricky	389,245,732 (note 1)	50.66	8,091,604

Ordinary shares	Cheung Chi Kin, Paul	389,245,732 (note 1)	50.66	8,091,604

Ordinary shares	Yeung Chu Kwong, William	2,306,000	Less than 1.0	11,542,956

Ordinary shares	Lai Ni Quiaque	12,415,405	1.62	6,044,791

		Number	Percentage
		of shares	of shares
		beneficially	beneficially	Outstanding
	Identity of person	owned	owned(note 3)	share
Title of class	or Group	(note 4)%		options
Ordinary shares	Chong Kin Chun, John	2,777,089	Less than 1.0	2,022,900

Ordinary shares	Lo Sui Lun	Nil	Nil	1,638,901

Ordinary shares	Tam Ming Chit	Nil	Nil	629,665

Ordinary shares	To Wai Bing	Nil	Nil	302,239

Notes:

(1)	The 389,245,732 shares are held by a group consisting of Top Group International Limited, Mr. Wong Wai Kay, Ricky, our chairman, and Mr. Cheung Chi Kin, Paul, our vice chairman, Top Group International Limited is a special purpose vehicle incorporated in the British Virgin Islands. Its board of directors consists of Mr. Wong and Mr. Cheung. Mr. Wong and Mr. Cheung have entered into a voting agreement pursuant to which they agreed to vote the 339,814,284 shares held by Top Group International Limited, the 7,145,289 shares held by Mr. Wong individually, and the 42,286,159 shares held by Mr. Cheung individually, collectively as a group. The registered address of Top Group International Limited is Akara Bldg, 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands. Top Group International Limited has four shareholders: Mr. Wong, Mr. Cheung, Mr. Leung Ka Pak, and Mr. Yau Ming Yan, Andrew, and their equity interests are 42.12%, 27.06%, 21.00% and 9.82%, respectively.

(2)	Percentage ownership is based on 768,410,429 shares issued as of December 14, 2010.

(3)	Beneficial ownership is determined in accordance with the rules of the SEC.

Item 6 Directors, senior management and employees (continued)
Share ownership (continued)
     The following table sets forth the share options for the details of the share options held by the directors and senior management of the Company as at December 14, 2010:

				Options		Options	Options
			Balance	granted		exercised	cancelled/	Balance
		Exercise	as at	during		during	lapsed	as at
	Date of	price	December 15,	the	Exercise	the	during	December 14,
Directors	grant	HK$	2009	period	period	period	the period	2010
Mr. Wong Wai Kay, Ricky	January 5, 2005	1.5224	8,091,604	—	January 5, 2005 to October 20, 2014	—	—	8,091,604
Mr. Cheung Chi Kin, Paul	January 5, 2005	1.5224	8,091,604	—	January 5, 2005 to October 20, 2014	—	—	8,091,604
Mr. Yeung Chu Kwong, William	May 22, 2006	0.6523	1,018,165	—	May 22, 2007 to May 21, 2016	1,018,000	—	165
	February 6, 2008	1.7568	6,044,791	—	(note 1)	502,000	—	5,542,791
	February 5, 2010	4.2400	—	6,000,000	(note 2)	—	—	6,000,000
Mr. Lai Ni Quiaque	May 22, 2006	0.6523	2,022,899	—	May 22, 2007 to May 21, 2016	2,022,899	—	—
	February 11, 2008	1.8660	6,044,791	—	(note 3)	—	—	6,044,791
Senior management
Mr. Chong Kin Chun, John	October 21, 2004	1.5224	2,022,900	—	January 1, 2005 to October 20, 2014	—	—	2,022,900
Mr. Lo Sui Lun	October 21, 2004	1.5224	505,726	—	January 1, 2005 to October 20, 2014	—	—	505,726
	May 22, 2006	0.6523	1,517,175	—	May 22, 2007 to May 21, 2016	384,000	—	1,133,175
Dr. Tam Ming Chit	May 2, 2008	1.7866	1,007,465	—	(note 4)	377,800	—	629,665
Ms. To Wai Bing	February 15, 2008	1.7568	1,007,465	—	(note 4)	705,226	—	302,239

Notes:

(1)	The exercise of the Options is subject to certain conditions that must be achieved by the grantee. During the year ended August 31, 2010, one of the clauses in the option agreement has been modified. The Options shall be exercised not later than December 23, 2012.

(2)	The exercise of the Options is subject to certain conditions that must be achieved by the grantee. The Options shall be exercised not later than February 4, 2020.

(3)	The exercise of the Options is subject to the performance of the Company’s share and certain conditions that must be achieved by the grantee. During the year ended August 31, 2010, one of the clauses in the option agreement has been modified. The Options shall be exercised not later than December 23, 2012.

(4)	The exercise of the Options is subject to certain conditions that must be advanced by the grantees. The Options shall be exercised not later than December 23, 2012.
     All shareholders own ordinary shares and enjoy the same voting rights with respect to each share.
Share Option Schemes
     We adopted a second share option scheme, which we refer to as the 2002 Share Option Scheme, on December 23, 2002 and terminated the share option scheme adopted on July 12, 1997, which we refer to as the 1997 Share Option Scheme. Upon termination of the 1997 Share Option Scheme, no further options can be granted under the 1997 Share Option Scheme. Options granted under the 1997 Share Option Scheme that are not exercised lapsed automatically on July 12, 2007. Under the terms of the 2002 Share Option Scheme, our board of directors may, in its discretion from time to time, and subject to such conditions as the board may determine, within ten years beginning on December 23, 2002, grant any Talent or executive or officer of the Company or any of its subsidiaries (including executive, non-executive and independent non-executive directors of each of the abovementioned companies) and any suppliers or professional advisers who will or have provided services to the Company and/or its subsidiaries to subscribe for our ordinary shares.
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
     The period during which an option may be exercised will be determined by our board of directors in its absolute discretion, except that no option may be exercised later than ten years from the date of grant. No option may be granted more than ten years after December 23, 2002. Subject to our earlier termination, the 2002 Share Option Scheme shall be valid and effective for a period of ten years after the date of adoption, that is, until December 23, 2012. In addition and to the extent not already exercised, an option will automatically lapse and not be exercisable upon the occurrence of any of the following events:
(a)	the expiry date relevant to that option;

(b)	one month following the date a grantee ceases to be an eligible participant for any reason other than death or termination of his relationship with us (or the relevant subsidiary, as the case may be) on any of the grounds specified in (g) below;

(c)	12 months, or such longer period as the Board may determine, following the death of a grantee whose relationship with us (or the relevant subsidiary, as the case may be) would not have been terminated on any of the grounds specified in (g) below;

(d)	21 days following the date an effective resolution is passed for our voluntary winding-up;

(e)	subject to (d) above, the date of commencement of such winding-up;

(f)	the date on which any compromise or arrangement between us and our members or creditors in connection with a scheme for our reconstruction or our amalgamation with any other company or companies becomes effective;

(g)	the date on which the grantee ceases to be an eligible participant by reason of the termination of his or her relationship with us or the relevant subsidiary on any one or more of the grounds of serious misconduct or breach, bankruptcy, insolvency, composition with his or her creditors or conviction of any criminal offence involving his or her integrity or honesty or, in the case of a grantee-Talent and if so determined by the Board, on any other common law, statutory or contractual ground on which an employer would be entitled to terminate such grantee’s employment;

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
     As of December 14, 2010, a total number of 96,247,857 options were granted, 41,108,732 options were exercised, 13,902,353 options were lapsed and 41,236,772 options remain outstanding and unexercised. Total number of 44,619,336 options are available for issue as of December 14, 2010.
Item 7 Major shareholders and related party transaction
A. Major shareholders
     The following table sets forth certain information regarding ownership of our ordinary shares as of December 14, 2010 by all persons who are known to us to own beneficially 5% or more of our ordinary shares.

			Percentages
			of shares
			Beneficially
		beneficially	owned
	Identity of person	owned	(note 1)
Title of class	or Group	(note 4)%
Ordinary shares	Wong Wai Kay, Ricky	389,245,732 (note 2)	50.66

Ordinary shares	Cheung Chi Kin, Paul	389,245,732 (note 2)	50.66

Ordinary shares	Top Group International Limited	389,245,732 (note 2)	50.66

Ordinary shares	Leung Ka Pak	339,814,284 (note 3)	44.22

Ordinary shares	Yau Ming Yan, Andrew	339,814,284 (note 3)	44.22

Notes:

(1)	Percentage ownership is based on 768,410,429 shares issued as of December 14, 2010.

(2)	The 389,245,732 shares are held by a group consisting of Top Group International Limited, Mr. Wong Wai

Kay, Ricky, our chairman, and Mr. Cheung Chi Kin, Paul, our vice chairman, Top Group is a special purpose vehicle incorporated in the British Virgin Islands, and its board of directors consists of Mr. Wong and Mr. Cheung. Mr. Wong and Mr. Cheung have entered into a voting agreement pursuant to which they agreed to vote the 339,814,284 shares held by Top Group International Limited, the 7,145,289 shares held by Mr. Wong individually, and the 42,286,159 shares held by Mr. Cheung individually, collectively as a group. The registered address of Top Group International Limited is Akara Bldg, 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands. Top Group International Limited has four shareholders: Mr. Wong, Mr. Cheung, Mr. Leung Ka Pak, and Mr. Yau Ming Yan, Andrew (See Note (3) below), and their equity interests are 42.12%, 27.06%, 21.00% and 9.82%, respectively.

(3)	Mr. Leung Ka Pak and Mr. Yau Ming Yan, Andrew may be deemed to have beneficial ownership in the 339,814,284 shares held by Top Group International Limited. Each of them expressly disclaims any beneficial ownership in such shares except to the extent of their respective pecuniary interest therein. Mr. Leung was a director and the president of all of our subsidiaries in Canada (other than City Telecom (Canada) Inc.) and resigned as a director and president in October 2005. After Mr. Leung’s resignation, Mr. Yau became a director and the president of all of our subsidiaries in Canada (other than City Telecom (Canada) Inc.). He resigned as a director and president in July 2006.

(4)	Beneficial ownership is determined in accordance with the rules of the SEC.
     As of December 14, 2010, there were 14 registered holders of 11,046,440 American Depositary Shares in the United States, consisting of 28.75% of our outstanding shares.
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
See pages F-1 — F-64 following Item 19.
Legal and regulatory proceedings
     We are currently involved in a material legal or regulatory proceeding relating to Fixed Mobile Interconnection Charges, or FMIC, as described below:
     In February 2008, our wholly owned subsidiary, HKBN, requested the Telecommunications Authority to make a determination, pursuant to section 36A of the Telecommunications Ordinance (Cap 106), in respect of the level of fixed-mobile interconnection charge, or FMIC, to be paid by four mobile operators including China Mobile Hong Kong Company Limited, CSL Limited, Hutchison Telephone Company Limited, and SmarTone Mobile Communications Limited on the rate of FMIC and the interest thereon. This FMIC is paid by a mobile network operator to the interconnecting fixed network operator for telephony traffic both from a fixed line to a mobile phone and from a mobile phone to a fixed line. In September 2008, the Telecommunications Authority indicated that it accepted HKBN’s request for determination and on November 25, 2009 issued its Preliminary Analysis for the parties’ comments. In May 2010, the Telecommunications Authority issued its decision on the 2008 Determination which set out the rates of mobile interconnection charges payable by the mobile operators under dispute. Based on the

2008 Determination, we reversed approximately HK$19.7 million revenue related to mobile interconnection charges and recognized approximately HK$10.1 million interest income during the year ended August 31, 2010.
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
     For fiscal 2010, an interim dividend was declared at HK6.5 cents per ordinary share. The total amount of HK$49,724,827.45 was paid as cash dividend on July 25, 2010.
     A final dividend of HK13.5 cents per ordinary share was proposed on November 9, 2010, which will be approved by shareholders in the annual general meeting to be held on December 21, 2010. The 2010 final dividend will be paid on or about January 5, 2011.
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
     On December 4, 2009, we repurchased a portion of the 10-year senior notes with a cumulative principal amount of HK$11.6 million (US$1.5 million) from the open market. We paid a total consideration, including accrued interest, of approximately HK$12.1 million (US$1.6 million). On February 1, 2010, we redeemed the then outstanding 10-year senior notes with a cumulative principal amount of HK$153.9 million (US$19.9 million) at the redemption price equal to 104.375% of the principal amount. We paid a total consideration, including accrued interest, of approximately HK$167.6 million (US$21.6 million). As of August 31, 2010, all the 10-year senior notes has been repurchased and redeemed.
     In April 2010, we offered an aggregate of 4,025,000 ADSs representing 80,500,000 ordinary shares at the offer price of US$13.00 per ADS. The proceeds we received, after deduction of underwriters’ discount but before deduction of offering expenses, amounted to US$49.8 million.
     The price of our ordinary shares on the HKSE as of its close of trading on December 14, 2010 was HK$5.78 per share. The table below shows the high and low closing prices of the shares on the HKSE since listing.

	Price
	High	Low
	(In HK$)
Annual Date
2005	1.530	0.550
2006	0.830	0.570
2007	3.670	0.830
2008	2.170	0.750
2009	3.950	2.500

	Price
	High	Low
	(In HK$)
Quarterly Data
2008

January to March	2.170	1.620
April to June	2.090	1.670
July to September	1.950	1.340
October to December	1.360	0.750

2009

January to March	1.140	0.840
April to June	1.780	1.100
July to September	2.630	1.630
October to December	3.950	2.500

2010

January to March	6.210	3.800
April to June	6.770	4.420
July to September	5.200	3.690
October to December (through December 14, 2010)	6.200	4.800

Monthly Data
2010

June	5.280	4.420
July	4.560	3.690
August	4.570	4.010
September	5.200	4.720
October	5.270	4.800
November	6.200	5.000
December (through December 14, 2010)	5.960	5.740
     The price of our American depositary shares on Nasdaq as of its close of trading on December 14, 2010 was US$14.480 per American depositary share. The table below shows the high and low closing prices of the American depositary shares on Nasdaq since listing.

	Price
	High	Low
	(In US$)
Annual Date
2005	3.980	1.370
2006	2.009	1.380
2007	10.750	2.010
2008	5.750	1.915
2009	10.300	2.000

Quarterly Data
2008

January to March	5.580	4.250
April to June	5.750	4.370
July to September	4.910	2.950
October to December	3.380	1.915

	Price
	High	Low
	(In US$)
2009

January to March	2.870	2.000
April to June	4.650	2.870
July to September	7.023	4.050
October to December	10.300	6.610

2010

January to March	16.180	10.150
April to June	17.330	11.340
July to September	13.500	9.670
October to December(through December 14, 2010)	15.980	12.500

Monthly Data
2010

June	13.460	11.340
July	11.850	9.6700
August	11.980	10.200
September	13.500	12.450
October	13.620	12.500
November	15.980	12.770
December (through December 14, 2010)	15.650	14.480
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
Directors’ interests
     A director shall not vote on, or be counted in the quorum in relation to, any resolution of our board of directors in respect of any contract in which the director or any of his associate(s) (within the meaning of the Listing Rules) has a material interest. This prohibition shall not apply to the following:
(a)	the giving of any security or indemnity to him or his associates(s) in respect of money lent or obligations incurred or undertaken by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries;

(b)	the giving of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which he or his associate(s) has himself/themselves assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security;

(c)	any proposal concerning an offer of shares, debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase in which offer he or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting thereof;

(d)	any proposal concerning any other company in which he or his associate(s) is/are interested only, whether directly or indirectly, as an officer, executive or shareholder or in which he or his associate(s) is/are beneficially interested in shares of that Company, provided that he and any of his associate(s) are not in aggregate beneficially interested in five per cent or more of the issued shares of any class of such Company (or of any third company through which his interest or that of his associate(s) is derived) or of the voting rights;

(e)	any proposal or arrangement concerning the benefit of Talents of the Company or its subsidiaries, including the adoption, modification or operation of any Talents’ share scheme or any share incentive or share option scheme under which the director or his associate(s) may benefit;

(f)	any proposal or arrangement concerning the benefit of Talents of the Company or its subsidiaries, including the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates both to directors (or his associate(s)) and Talents of the Company or any of its subsidiaries and does not provide in respect of any director or his associate(s), as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates; and

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
     Under current law, “qualified dividend income” received by an individual prior to January 1, 2011 is subject to United States federal income tax rates lower than those applicable to ordinary income. The maximum federal income tax rate on such qualifying dividends received by an individual is 15% or 5% for those individuals whose incomes fall in the 10% or 15% tax brackets. Based upon our existing and anticipated future operations and current assets, and the anticipation that our American depository shares are and will be listed on the NASDAQ, we believe that we are a “qualified foreign corporation” and that our dividends paid to U.S. Holders who are individuals will be eligible to be treated as “qualified dividend income”, provided that such Holders satisfy applicable holding period requirements with respect to the American depositary shares and other application requirements. Dividends paid by foreign corporations that are classified as PFICs are not “qualified dividend income”. See “PFIC Considerations” below.
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
Medicare Tax
     For taxable years beginning after December 31, 2012, a United States person that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the United States person’s “net investment income” for the relevant taxable year and (2) the excess of the United States person’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between US$125,000 and US$250,000, depending on the individual’s circumstances). A holder’s net investment income will generally include its gross dividend income and its net gains from the disposition of ADSs, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a United States person that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the ADSs.
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
Information with Respect to Foreign Financial Assets
     Under recently enacted legislation, individuals that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 in taxable years beginning after March 18, 2010 will generally be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. U.S. holders that are individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of ADSs.
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
     The Company’s registration statements may be inspected and copied, including exhibits and schedules, and the reports and other information as filed with the Securities and Exchange Commission in accordance with the Securities Exchange Act of 1934 at the public reference facilities maintained by the Securities and Exchange Commission at 100F Street NE, Washington, D.C. 20549. Copies of such material may also be obtained from the Public Reference Section of the Securities and Exchange Commission at 100F Street NE, Washington, D.C. 20549, at prescribed rates. Information may be obtained regarding the Washington D.C. Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330 or by contacting the Securities and Exchange Commission over the Internet at its website at http://www.sec.gov/.
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
B. Management’s report on internal control over financial reporting
     Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company, as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purpose in accordance with generally accepted accounting principles. Under Section 404(a) of the Sarbanes-Oxley Act of 2002, our management is required to include its assessment of the effectiveness of our internal control procedures over financial reporting in our annual report on Form 20-F beginning in the fiscal year ended August 31, 2009. With the assistance of Company’s internal audit department and external consultants, our management organized and conducted a comprehensive assessment of internal control over financial reporting based on the control criteria in COSO framework. Based on this assessment, the Directors believe that, as at August 31, 2010, the internal control over financial reporting is effective.
C. Changes in internal control over financial reporting
     During fiscal 2010, the period covered by this annual report, no change has occurred in our internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.
D. Report of Independent Registered Public Accounting Firm
     The Board of Directors and Shareholders of City Telecom (H.K.) Limited:

     We have audited City Telecom (H.K.) Limited and its subsidiaries’ internal control over financial reporting as of August 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)”). The management of City Telecom (H.K.) Limited and its subsidiaries is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the City Telecom (H.K.) Limited and its subsidiaries’ internal control over financial reporting based on our audit.
     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
     A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     In our opinion, City Telecom (H.K.) Limited and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of August 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of City Telecom (H.K.) Limited and its subsidiaries as of August 31, 2009 and 2010, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated cash flow statements for each of the years in the three-year period ended August 31, 2010, and our report dated November 9, 2010 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Hong Kong, China
November 9, 2010
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
Item 16B Code of ethics
     All of our Talents, officers and directors are bound by our code of business ethics and conduct. We adopted our code of ethics and modified it following the passage of, and to comply with, the U.S. Sarbanes Oxley Act of 2002. Copies of our code of ethics are available for viewing on our website at http://www.ctigroup.com.hk and free of charge upon request made to our company secretary. We have not made any amendment to our code of ethics since our most recently completed fiscal year. We have never granted a waiver for non-compliance with the policies and procedures set forth in the code of ethics for any Talent of our Company or any of our subsidiaries.

Item 16C Principal accountant fees and services
     The following table sets forth the remuneration that we paid to KPMG, our independent auditor in each of our previous two fiscal years.

	2010	2009
Nature of the service	HK$ million	HK$ million
Audit fees	2.3	2.6
Audit-related fees	0.2	0.4
Non-audit services fees	0.3	—

Total	2.8	3.0

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
Non-audit services fees
     Non-audit services fees are the aggregate fees billed by our independent auditors for the services provided for the ADS offering in April 2010.
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
Item 16D Exemptions from the listing standards for audit committees
Not applicable.
Item 16E Purchase of equity securities by the issuer and affiliated purchasers
     By way of a general mandate granted to our directors, the maximum aggregate nominal amount of shares that may be purchased pursuant to a mandate corresponds to 10% of the aggregate nominal amount of our issued share capital at the date the mandate was granted. During the year ended August 31, 2010, we had not repurchased any of the ordinary shares on the HKSE.
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
See pages F-1 to F-64 following Item 19.
Item 19 Exhibits
(a)	Exhibit 12.1 — Section 302 Certifications of the Chief Executive Officer.

(b)	Exhibit 12.2 — Section 302 Certifications of the Chief Financial Officer.

(c)	Exhibit 13 — Section 906 Certification of Chief Executive Officer and Chief Financial Officer.

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
City Telecom (H.K.) Limited
We have audited the accompanying consolidated statements of financial position of City Telecom (H.K.) Limited and its subsidiaries (the “Group”) as of August 31, 2009 and 2010, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and the consolidated cash flow statements for the each of the years in the three-year period ended August 31, 2010. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of City Telecom (H.K.) Limited and its subsidiaries as of August 31, 2009 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended August 31, 2010, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the City Telecom (H.K.) Limited and its subsidiaries’ internal control over financial reporting as of August 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated November 9, 2010 expressed an unqualified opinion on the effectiveness of the internal control over financial reporting of City Telecom (H.K.) Limited and its subsidiaries.
/s/ KPMG
Hong Kong, China
November 9, 2010

City Telecom (H.K.) Limited and its subsidiaries
Consolidated income statements
(Expressed in Hong Kong dollars)

			For the year ended August 31,
			2010	2009	2008
	Note		HK$’000	HK$’000	HK $’000
Revenue	2		1,574,687	1,478,239	1,302,981
Network costs	3		(195,292)	(175,129)	(178,367)
Other operating expenses	4	(a)	(1,105,604)	(1,037,964)	(966,094)
Other income, net	4	(b)	7,989	41,540	24,989
Finance costs	4	(c)	(22,235)	(55,127)	(75,137)

Profit before taxation	4		259,545	251,559	108,372
Income tax (expense)/benefit	5		(42,679)	(38,730)	16,818

Profit attributable to shareholders			216,866	212,829	125,190

Basic earnings per share	7		HK30.7 cents	HK32.4 cents	HK19.7 cents

Diluted earnings per share	7		HK29.4 cents	HK31.8 cents	HK19.0 cents

The accompany notes are integral part of these consolidated financial statements.

City Telecom (H.K.) Limited and its subsidiaries
Consolidated statement of comprehensive income
(Expressed in Hong Kong dollars)

	For the year ended August 31,
	2010	2009	2008
	HK$’000	HK$’000	HK$’000
Profit for the year	216,866	212,829	125,190

Other comprehensive income
Exchange differences on translation of financial statements of overseas subsidiaries	(97)	70	1,619

Total comprehensive income for the year	216,769	212,899	126,809

The accompany notes are integral part of these consolidated financial statements.

City Telecom (H.K.) Limited and its subsidiaries
Consolidated balance sheets
(Expressed in Hong Kong dollars)

		As at August 31,
		2010	2009
	Note	HK$’000	HK$’000
Non-current assets

Goodwill	11	1,066	1,066
Fixed assets	12	1,431,813	1,302,380
Long term receivable and prepayment		5,174	6,091
Deferred expenditure	14	6,626	12,786

		1,444,679	1,322,323

Current assets

Accounts receivable	15	99,729	120,192
Other receivables, deposits and prepayments	15	89,490	69,765
Deferred expenditure	14	28,986	36,674
Pledged bank deposits	27	—	15,038
Cash at bank and in hand	16	588,665	226,416

		806,870	468,085

Current liabilities

Bank overdrafts — unsecured		10,490	5,364
Accounts payable	17	35,128	37,555
Other payables and accrued charges	17	195,931	206,487
Deposits received		21,822	16,385
Deferred service revenue	18	106,798	115,070
Tax payable		1,533	1,993
Current portion — obligations under finance leases	22	212	202

		371,914	383,056

Net current assets		434,956	85,029

Total assets less current liabilities		1,879,635	1,407,352

Non-current liabilities

Deferred tax liabilities	20	55,843	15,709
Derivative financial instrument	21	11,293	—
Long-term debt and other liabilities	22	123,960	163,116

		191,096	178,825

Net assets		1,688,539	1,228,527

Capital and reserves

Share capital	19	76,500	66,418
Reserves	19	1,612,039	1,162,109

Total equity attributable to equity shareholders of the Company		1,688,539	1,228,527

The accompany notes are integral part of these consolidated financial statements.

City Telecom (H.K.) Limited and its subsidiaries
Consolidated statements of changes in equity
(Expressed in Hong Kong dollars)

				Capital
	Share	Share	Capital	redemption	Retained	Exchange
	capital	premium	reserve	reserve	profits	reserve	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
At September 1, 2009	66,418	681,208	23,232	7	454,802	2,860	1,228,527
Total comprehensive income for the year	—	—	—	—	216,866	(97)	216,769
Dividend paid in respect of previous year	—	—	—	—	(108,735)	—	(108,735)
Dividend paid in respect of current year	—	—	—	—	(49,725)	—	(49,725)
Shares issued upon exercise of share option	2,032	22,227	(7,515)	—	—	—	16,744
Equity settled share-based transactions	—	—	5,347	—	—	—	5,347
Shares issued upon placement	8,050	371,562	—	—	—	—	379,612

At August 31, 2010	76,500	1,074,997	21,064	7	513,208	2,763	1,688,539

				Capital
	Share	Share	Capital	redemption	Retained	Exchange
	capital	premium	reserve	reserve	profits	reserve	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
At September 1, 2008	65,062	670,717	19,013	—	275,025	2,790	1,032,607
Total comprehensive income for the year	—	—	—	—	212,829	70	212,899
Dividend paid in respect of previous year	—	—	—	—	(3,108)	—	(3,108)
Shares issued in respect of scrip dividend of previous year	1,221	8,685	—	—	(9,906)	—	—
Dividend paid in respect of current year	—	—	—	—	(19,904)	—	(19,904)
Shares issued upon exercise of share option	142	1,806	(549)	—	—	—	1,399
Equity settled share-based transactions	—	—	4,768	—	—	—	4,768
Repurchase and cancellation of ordinary shares	(7)	—	—	7	(134)	—	(134)

At August 31, 2009	66,418	681,208	23,232	7	454,802	2,860	1,228,527

City Telecom (H.K.) Limited and its subsidiaries
Consolidated statements of changes in equity (continued)
(Expressed in Hong Kong dollars)

	Share	Share	Capital	Retained	Exchange
	capital	premium	reserve	profits	reserve	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
At September 1, 2007	61,650	622,433	18,109	200,519	1,171	903,882
Total comprehensive income for the year	—	—	—	125,190	1,619	126,809
Dividend paid in respect of previous year	—	—	—	(5,915)	—	(5,915)
Shares issued in respect of scrip dividend of previous year	1,123	18,044	—	(19,167)	—	—
Dividend paid in respect of current year	—	—	—	(11,371)	—	(11,371)
Shares issued in respect of scrip dividend of current year	884	13,347	—	(14,231)	—	—
Shares issued upon exercise of share option	1,405	16,893	(3,300)	—	—	14,998
Equity settled share-based transactions	—	—	4,204	—	—	4,204

At August 31, 2008	65,062	670,717	19,013	275,025	2,790	1,032,607

The accompany notes are integral part of these consolidated financial statements.

City Telecom (H.K.) Limited and its subsidiaries
Consolidated cash flow statements
(Expressed in Hong Kong dollars)

			For the year ended August 31,
			2010	2009	2008
	Note		HK$’000	HK$’000	HK$’000
Net cash inflow from operations	23	(a)	488,353	538,503	386,241

Hong Kong profits tax (paid)/recovered			(456)	—	42
Overseas tax paid			(2,557)	(1,732)	(4,292)

Net cash inflow from operating activities			485,340	536,771	381,991

Investing activities

Increase in pledged bank deposits			15,038	72,281	—
Interest received			11,372	4,869	15,596
Purchases of fixed assets			(349,076)	(289,938)	(189,903)
Net proceeds from maturity of investment in debt securities			—	28,051	3,900
Net proceeds from redemption of long-term bank deposit			—	—	15,600
Proceeds from disposal of fixed assets			16,412	8,249	7,057

Net cash outflow from investing activities			(306,254)	(176,488)	(147,750)

Net cash inflow before financing activities			179,086	360,283	234,241

Financing activities

Repurchase of ordinary shares			—	(134)	—
Proceeds from issuance of new shares	23	(b)	396,356	1,399	14,998
Proceeds from new bank loans			163,375	—	—
Repayment of bank loan			(40,000)	—	—
Repayment of capital element of finance leases	23	(b)	(217)	(138)	(834)
Interest element of finance leases			(42)	(27)	(34)
Interest paid on bank loans			(1,166)	—	—
Other borrowing costs paid			(3,260)	(885)	(3,428)
Interest paid on 10-year senior notes			(5,881)	(52,670)	(70,010)
Repurchase of 10-year senior notes	23	(b)	(172,423)	(485,829)	(269,399)
Dividends paid			(158,435)	(23,008)	(17,271)

Net cash inflow/(outflow) from financing activities			178,307	(561,292)	(345,978)

Increase/(decrease) in cash and cash equivalent			357,393	(201,009)	(111,737)

Cash and cash equivalent at September 1			221,052	421,610	532,894

Effect of foreign exchange rate changes			(270)	451	453

Cash and cash equivalent at August 31			578,175	221,052	421,610

Analysis of the balances of cash and cash equivalents
Cash at bank and in hand			588,665	226,416	434,604
Bank overdrafts — unsecured			(10,490)	(5,364)	(12,994)

			578,175	221,052	421,610

The accompany notes are integral part of these consolidated financial statements.

1	Significant accounting policies

(a)	Statement of compliance

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

The IASB has issued a number a new or revised IFRSs that are first effective or available for early adoption for the current accounting period of the Group and the Company. The equivalent new or revised HKFRSs consequently issued by HKICPA as a result of these developments have the same effective date as those issued by the IASB and are in all material respects identical to the pronouncements issued by the IASB. Of these, the following developments are relevant to the Group’s financial statements:
•	IFRS/HKFRS 8, Operating segments

•	IAS/HKAS1 (revised 2007), Presentation of financial statements

•	Amendments to IFRS/HKFRS 7, Financial instruments: disclosure — improving disclosures about financial instruments
The impact of these developments is as follows:

IFRS/HKFRS 8 requires segment disclosure to be based on the way that the Group’s chief operating decision-maker regards and manages the Group, with the amounts reported for each reportable segment being the measures reported to the Group’s chief operating decision-marker for the purposes of assessing segment performance and making decisions about operating matters. The new requirement under IFRS/HKFRS 8 is consistent with the Group’s segment information presented in prior years. The adoption of HKFRS 8 had no material impact on the reportable segments being identified and disclosed.

As a results of the adoption of IAS/HKAS 1 (revised 2007), details of changes in equity during the period arising from transactions with equity shareholders in their capacity as such have been presented separately from all other income and expenses in a revised consolidated statement of changes in equity. All other items of income an expense are presented in the consolidated income statement, if they are recognized as part of profit or loss for the period, or otherwise in a new primary statement, the consolidated statement of comprehensive income. Corresponding amounts have been restated to conform to the new presentation. The change in presentation has no effect on reported profit or loss, total income and expense or net assets for any period presented.

As a result of the adoption of the amendments to IFRS/HKFRS 7, the financial statements include expanded disclosure in note 24(e)(i) about the fair value measurement of the Group’s financial instruments, categorizing these fair value measurements into a three-level fair value hierarchy accordingly to the extent to which they are based on observable market data.

The Group has taken advantage of the transitional provisions set out in the amendments to IFRS/HKFRS 7, under which comparative information for the newly required disclosures about the fair value measurements of financial instruments has not been provided.

1	Significant accounting policies (continued)

(a)	Statement of compliance (continued)

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period (see note 32).

The consolidated financial statements were authorized for issue by the Board of Directors on November 9, 2010.

(b)	Basis of preparation of the financial statements

The measurement basis used in the preparation of the financial statements is the historical cost basis except that certain financial assets are stated at their fair values or amortized costs as explained in the accounting policies set out below (see notes 1(j), 1(l) and 1(r)).

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

Judgments made by management in the application of IFRSs that have significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in note 31.

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

For consolidation purposes, the balance sheets of foreign subsidiaries denominated in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the income statement is translated at an average rate for the year. Exchange differences are dealt with as a movement in reserves.

The accompanying consolidated financial statements are presented in Hong Kong Dollars, which is the Group’s functional currency. All financial information have been rounded to the nearest thousand.

1	Significant accounting policies (continued)

(e)	Goodwill

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

Investment properties are land and/or buildings which are owned and held to earn rental income and/or for capital appreciation.

Investment properties are stated in the balance sheet at cost less accumulated depreciation (see note 1(g)) and impairment losses (see note 1(i)) if any. Any gain or loss arising from the retirement or disposal of an investment property is recognized in the income statement. Rental income from investment property is accounted for in accordance with the accounting policy as set out in note 1(s)(v).

(g)	Fixed assets

Fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses.

Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives as follows:
•	Buildings situated on leasehold land are depreciated over the shorter of the unexpired term of lease and their estimated useful lives of 50 years

•	Furniture, fixtures and fittings	4 years

•	Telecommunications, computer and office equipment	4 years — 20 years

•	Motor vehicles	4 years
•	Leasehold improvements are depreciated over the shorter of the unexpired term of the leases and their estimated useful lives.
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

1	Significant accounting policies (continued)

(h)	Assets held under leases

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

(i)	Impairment of investments in debt and equity securities and accounts and other receivables

Investments in debt and equity securities and other current and non-current receivables that are stated at cost or amortized cost or are classified as available-for-sale securities are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events:
•	significant financial difficulty of the debtor;

•	a breach of contract, such as a default or delinquency in interest or principal payments;

•	it becoming probable that a debtor will enter bankruptcy or other financial reorganization; and

•	a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost.

1	Significant accounting policies (continued)

(i)	Impairment of assets (continued)

(i)	Impairment of investments in debt and equity securities and accounts and other receivables (continued)

If any such evidence exists, any impairment loss is determined and recognized as follows:
•	For trade and other current receivables and other financial assets carried at amortized cost, the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets). This assessment is made collectively where financial assets carried at amortized cost share similar risk characteristics, such as similar past due status, and have not been individually assessed as impaired. Future cash flows for financial assets which are assessed for impairment collectively are based on historical loss experience for assets with credit risk characteristics similar to the collective group.

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

•	For available-for-sale securities, the cumulative loss that has been recognized directly in equity is removed from equity and is recognized in profit or loss. The amount of the cumulative loss that is recognized in profit or loss is the difference between the acquisition cost (net of any principal repayment and amortization) and current fair value, less any impairment loss on that asset previously recognized in profit or loss.

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

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognized no longer exists or may have decreased:
•	fixed assets;

•	investment property; and

•	goodwill.

1	Significant accounting policies (continued)

(i)	Impairment of assets (continued)

(ii)	Impairment of other assets (continued)

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
(j)	Derivative financial instruments

Derivative financial instruments are recognized initially at fair value. At each balance sheet date, the fair value is remeasured. The gain or loss on remeasurement to fair value is recognized immediately in profit or loss, except where the derivatives qualify for cash flow hedge accounting or hedge of a net investment in a foreign operation, in which case recognition of any resultant gain or loss depends on the nature of the item being hedged. For the years presented in the consolidated financial statements, none of the Group’s derivative financial instruments qualify as hedges or hedge accounting.

(k)	Deferred expenditure

Deferred expenditure represents customer acquisition costs incurred for successful acquisition or origination of a service subscription agreement with a customer. Such costs are deferred and amortized on a straight-line basis over the period of the underlying service subscription agreements.

1	Significant accounting policies (continued)

(l)	Accounts receivable

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

(m)	Cash, bank balances and pledged bank deposits

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

(n)	Financial guarantees issued, provisions and contingent liabilities

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

The amount of the guarantee initially recognized as deferred income is amortized in profit or loss over the term of the guarantee as income from financial guarantees issued. In addition, provisions are recognized in accordance with note 1(n)(ii) if and when (i) it becomes probable that the holder of the guarantee will call upon the Group under the guarantee, and (ii) the amount of that claim on the Group is expected to exceed the amount currently carried in trade and other payables in respect of that guarantee i.e. the amount initially recognized, less accumulated amortization.

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

1	Significant accounting policies (continued)

(o)	Talent benefits

(i)	Leave entitlements

Entitlements to annual leave and long service leave are recognized when they accrue to individuals employed by the Group hereinafter (referred to as “Talents”), including directors of the Company. A provision is made for the estimated liability for annual leave and long-service leave as a result of services rendered by Talents up to the balance sheet date.

Entitlements to sick leave and maternity or paternity leave are not recognized until the time of leave.

(ii)	Profit sharing and bonus plans

Provisions for profit sharing and bonus plans are recognized when the Group has a present legal or constructive obligation as a result of services rendered by Talents and a reliable estimate of the obligation can be made.

(iii)	Retirement benefit costs

The Group contributes to defined contribution retirement schemes which are available to certain Talents. Contributions to the schemes by the Group are calculated as a percentage of Talents’ basic salaries and charged to profit or loss. The Group’s contributions are reduced by contributions forfeited by those Talents who leave the scheme prior to vesting fully in the contributions.

The assets of the scheme are held in an independently administered fund that is separated from the Group’s assets.

(iv)	Share-based payments

The fair value of share options granted to Talents is recognized as an Talent cost with a corresponding increase in capital reserve within equity. The fair value is measured at grant date using the Black-Scholes option pricing model or Monte Carlo model, taking into account the terms and conditions upon which the options were granted. Where the Talents have to meet vesting conditions before becoming unconditionally entitled to the share options, the total estimated fair value of the share options is spread over the vesting period, taking into account the probability that the options will vest.

During the vesting period, the number of share options that is expected to vest is reviewed. Any adjustment to the cumulative fair value recognized in prior years is charged/credited to profit or loss, unless the original Talent expenses qualify for recognition as an asset, with a corresponding adjustment to the capital reserve. On vesting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that vest (with a corresponding adjustment to the capital reserve) except where forfeiture is only due to not achieving vesting conditions that relate to the market price of the Company’s shares. The amount related to share options expense is recorded in the capital reserve until either the option is exercised or the option expires.

(p)	Deferred taxation

Deferred taxation is provided, using the balance sheet liability method, on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets also arise from unused tax losses. Taxation rates enacted or substantively enacted at the balance sheet date are used to measure deferred tax assets and liabilities.

Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized.

1	Significant accounting policies (continued)

(p)	Deferred taxation (continued)

The following temporary differences, of which deferred taxes are not provided for: initial recognition of goodwill, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the temporary differences will not be reversed in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

Deferred tax assets and deferred tax liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on the same taxable entity.

(q)	Interest-bearing borrowings

Interest-bearing borrowings are recognized initially at fair value less attributable transaction costs. Subsequent to initial recognition, the interest-bearing borrowings are stated at amortized cost with the difference between amortized cost and redemption value recognized in profit or loss over the period of borrowings using the effective interest method.

(r)	Trade and other payables

Trade and other payables are initially recognized at fair value. Except for financial guarantee liabilities measured in accordance with note 1(n), trade and other payables are subsequently stated at amortized cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(s)	Revenue recognition

(i)	Revenue for the provision of international telecommunications and fixed telecommunications network services is recognized, when an arrangement exists, service is rendered, the fee is fixed or determinable, and collectibility is probable.

(ii)	Tariff-free period granted to subscribers of fixed telecommunications network services are recognized in profit or loss rateably over the term of the service subscription agreement. Unbilled revenue represents revenue recognized in accordance with the requirement in note 1(s)(i) that has not been billed to the subscriber.

(iii)	Amount received in advance for the provision of fixed telecommunications network services is deferred and included under deferred service revenue, and subsequently recognized as revenue on a straight-line basis over the related service period.

(iv)	Interest income is recognized as it accrues using the effective interest method.

(v)	Rental income receivable under operating leases is recognized in profit or loss in equal installments over the periods covered by the lease term. Lease incentives granted are recognized in profit or loss as an integral part of the aggregate net lease payments receivable.

(t)	Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of that asset.

All other borrowing costs are charged to profit or loss in the year in which they are incurred.

1	Significant accounting policies (continued)

(u)	Segment reporting

Operating segments, and the amounts of each segment item reported in the financial statements, are identified from the financial information provided regularly to the Group’s most senior executive management for the purposes of allocating resources to, and assessing the performance of, the group’s two lines of business.

Geographical information is not presented as the majority of the Group’s revenue is attributed to customers in Hong Kong and the majority of the assets are located in Hong Kong.

(v)	Accounting for barter transactions

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

(w)	Related parties

For the purposes of these financial statements, a party is considered to be related to the Group if:
(i)	the party has the ability, directly or indirectly through one or more intermediaries, to control the Group or exercise significant influence over the Group in making financial and operating policy decisions, or has joint control over the Group;

(ii)	the Group and the party are subject to common control;

(iii)	the party is an associate of the Group or a joint venture in which the Group is a venturer;

(iv)	the party is a member of key management personnel of the Group or the Group’s parent, or a close family member of such an individual, or is an entity under the control, joint control or significant influence of such individuals;

(v)	the party is a close family member of a party referred to in (i) or is an entity under the control, joint control or significant influence of such individuals; or

(vi)	the party is a post-employment benefit plan which is for the benefit of Talents of the Group or of any entity that is a related party of the Group.
Close family members of an individual are those family members who may be expected to influence, or be influenced by, that individual in their dealings with the entity.

2	Turnover and segment information
The Group is principally engaged in the provision of international telecommunications services and fixed telecommunications network services to customers in Hong Kong and Canada. Revenues recognized during the year are as follows:

	2010	2009	2008
	HK$’000	HK$’000	HK$’000
Turnover

International telecommunications services	218,589	247,359	291,943
Fixed telecommunications network services (note 2(b))	1,356,098	1,230,880	1,011,038

	1,574,687	1,478,239	1,302,981

(a)	Primary reporting format — business segments

The Group is organized on a worldwide basis into two business segments:

•	International telecommunications	:	provision of international long distance calls services

•	Fixed telecommunications network	:	provision of dial up and broadband Internet access services , local voice-over-IP services, IP-TV services and corporate data services
The Group’s inter-segment transactions mainly consist of provision of leased lines services. These transactions were entered into on similar terms as those contracted with third parties.

	2010
	International	Fixed
	tele-	tele-
	communications	communications
	services	network services	Elimination	Group
	HK$’000	HK$’000	HK$’000	HK$’000
Turnover
- External sales	218,589	1,356,098	—	1,574,687
- Inter-segment sales	5,673	16,673	(22,346)	—

	224,262	1,372,771	(22,346)	1,574,687

Segment results	54,173	219,618		273,791

Other income, net				7,989
Finance costs				(22,235)

Profit before taxation				259,545
Income tax expense				(42,679)

Net profit				216,866

2	Revenue and segment information (continued)
(a)	Primary reporting format — business segments (continued)

	2009
	International	Fixed
	tele-	tele-
	communications	communications
	services	network services	Elimination	Group
	HK$’000	HK$’000	HK$’000	HK$’000
Turnover
- External sales	247,359	1,230,880	—	1,478,239
- Inter-segment sales	5,669	19,784	(25,453)	—

	253,028	1,250,664	(25,453)	1,478,239

Segment results	61,631	203,515		265,146

Other income, net				41,540
Finance costs				(55,127)

Profit before taxation				251,559
Income tax expense				(38,730)

Net profit				212,829

	2008
	International	Fixed
	tele-	tele-
	communications	communications
	services	network services	Elimination	Group
	HK$’000	HK$’000	HK$’000	HK$’000
Turnover
- External sales	291,943	1,011,038	—	1,302,981
- Inter-segment sales	5,692	22,680	(28,372)	—

	297,635	1,033,718	(28,372)	1,302,981

Segment results	63,225	95,295		158,520

Other income, net				24,989
Finance costs				(75,137)

Profit before taxation				108,372
Income tax benefit				16,818

Net profit				125,190

2	Revenue and segment information (continued)
(a)	Primary reporting format — business segments (continued)

	2010
	International	Fixed
	tele-	tele-
	communications	communications
	services	network services	Group
	HK$’000	HK$’000	HK$’000
Segment assets	590,888	1,660,661	2,551,549

Segment liabilities	92,982	289,085	382,067
Unallocated liabilities			180,943

Total liabilities			563,010

Capital expenditure incurred during the year	5,223	339,621	344,844
Depreciation for the year	12,637	186,392	199,029

	2009
	International	Fixed
	tele-	tele-
	communications	communications
	services	network services	Group
	HK$’000	HK$’000	HK$’000
Segment assets	298,412	1,491,996	1,790,408

Segment liabilities	82,090	299,503	381,593
Unallocated liabilities			180,288

Total liabilities			561,881

Capital expenditure incurred during the year	1,820	284,914	286,734
Depreciation for the year	15,154	191,087	206,241

2	Revenue and segment information (continued)
(b)	Hong Kong Broadband Network Limited (“HKBN”), a wholly-owned subsidiary of the Company, is a Fixed Telecommunications Network Services (“FTNS”) licensee and provides interconnection services to enable delivery of telecommunications service to customers of different operators. Since the FTNS license was granted by the Telecommunication Authority (“TA”) and interconnection services have been provided, HKBN has been billing mobile operators for the interconnection services provided to them and recognizing revenue (“mobile interconnection charges”) based on management’s best estimate of the amounts to be collected. In prior years, majority of the mobile operators rejected HKBN’s demand for payment of the mobile interconnection charges. As a result of non-payment by certain mobile operators, in 2004, the Group requested the TA to make a determination (the “2004 Determination”) on the level of mobile interconnection charges payable by one of the mobile operators (“mobile operator under dispute”) to HKBN; and the effective date of the determined mobile interconnection charges.

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

In February 2008, since certain mobile operators had still not yet settled their mobile interconnection charges for interconnection services provided by HKBN, HKBN requested TA to make a new determination on the rate of mobile interconnection charge and interest thereon with the four mobile operators.

In September 2008, TA accepted HKBN’s request for determination on the rate of mobile interconnection charges for the period from April 1, 2002 to April 26, 2009 payable by the mobile operators that have not reached contractual agreements with HKBN, and the rate for the period from September 1, 2004 to April 26, 2009 payable by those mobile operators that have reached contractual agreements with HKBN, and the interest rate thereon (the “2008 Determination”).

In May 2010, TA issued its decision on the 2008 Determination which set out the rates of mobile interconnection charges payable by the mobile operators under dispute.

Based on the 2008 determination, the Group reversed approximately HK$19,706,000 revenue related to mobile interconnection charges and recognized approximately HK$10,053,000 interest income during the year ended August 31, 2010.

Included in the accounts receivable balance as at August 31, 2010 were receivable relating to mobile interconnection charges of HK$39,763,000 (August 31, 2009: HK$68,802,000) representing the amount of mobile interconnection charges management expects to collect.

3	Network costs
Network costs mainly include interconnection charges paid to local and overseas carriers, leased line rentals, program fees, and production costs for the IP-TV service, and do not include depreciation charge which is included in other operating expenses.

The Group estimates the Universal Services Contributions (“USC”) payable to PCCW-HKT to fund the costs of network development in remote areas in Hong Kong and includes such estimated costs as part of the network costs. TA periodically reviews the actual costs of such developments and revises the amounts owed to PCCW-HKT or to be refunded by PCCW-HKT to the USC contributing parties.

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

On April 27, 2010, TA issued a statement (the “2010 TA Statement”) on the USC and confirmed the actual contribution level for the period from July 1, 2008 to April 30, 2009. Based on the 2010 TA Statement, no additional payment or refund of USC from PCCW-HKKT was required

Based on the 2010 TA Statement, TA decided that USC contributing parties are not required to pay provisional USC from May 1, 2009 onwards until a further review of the USC.

4	Profit before taxation

Profit before taxation is arrived at after charging/(crediting) the following:
(a)	Other operating expenses

	2010	2009	2008
	HK$’000	HK$’000	HK$’000
Advertising and marketing expenses	372,727	299,794	307,743
Amortization of deferred expenditure (note 14)	48,621	53,160	33,777
Auditors’ remuneration	2,910	3,455	3,687
Depreciation of owned fixed assets	198,323	205,624	209,464
Depreciation of fixed assets held under finance lease	706	617	587
Operating lease charges in respect of land and buildings	22,669	17,010	13,296
Operating lease charges in respect of equipment	39	42	50
Provision for doubtful debts (note 15(b))	14,742	12,103	14,293
(Gain)/loss on disposal of fixed assets	(1,375)	1,016	1,431
Talent costs (note 4(d))	301,760	302,279	247,460
Others	144,482	142,864	134,306

	1,105,604	1,037,964	966,094

(b)	Other income, net

	2010	2009	2008
	HK$’000	HK$’000	HK$’000
Interest income	(11,372)	(4,869)	(15,596)
Loss/(gain) on extinguishment of 10-year senior notes (note 22(a))	9,650	(31,371)	(2,582)
Net exchange gain	(324)	(3,038)	(1,923)
Others	(5,943)	(2,262)	(4,888)

	(7,989)	(41,540)	(24,989)

(c)	Finance costs

	2010	2009	2008
	HK$’000	HK$’000	HK$’000
Interest element of finance leases	42	27	34
Interest on 10-year senior notes	5,881	52,670	70,010
Amortization of incidental issuance costs	188	1,545	1,665
Interest on bank borrowings	1,379	—	—
Amortization of upfront costs on bank borrowings	192	—	—
Change in fair value of derivative financial instrument	11,293	—	—
Other borrowing costs	3,260	885	3,428

	22,235	55,127	75,137

4 Profit before taxation (continued)
(d)	Talent costs

	2010	2009	2008
	HK$’000	HK$’000	HK$’000
Wages and salaries	277,883	278,905	226,097
Provision for annual leave	561	613	2,642
Equity settled share-based transaction	5,347	4,768	4,114
Retirement benefit costs — defined contribution plans (note 8)	38,820	34,614	29,738
Less: Talent costs capitalized as fixed assets	(20,851)	(16,621)	(15,131)

	301,760	302,279	247,460

Talent costs include directors’ emoluments and research and development cost of HK$11,169,000 (2009: HK$10,824,000, 2008: HK$9,593,000) but exclude Talent costs of HK$11,098,000 (2009: HK$13,461,000, 2008: HK$14,482,000) recorded in network costs and HK$229,399,000 (2009: HK$214,272,000, 2008:HK$194,724,000) recorded in advertising and marketing expenses.
Talent costs include all compensation and benefits paid to and accrued for all individuals employed by the Group, including directors.
(e)	Other items

	2010	2009	2008
	HK$’000	HK$’000	HK$’000
Realized loss on derivative financial instruments	—	—	1,039
Realized gain on long-term bank deposit	—	—	(1,185)
Realized and unrealized gain on other financial assets	—	(189)	(3,284)

5 Income tax (expense)/benefit
Hong Kong profits tax has been provided at the rate of 16.5% (2009 and 2008: 16.5%) on the estimated assessable profit for the year. Taxation on other jurisdictions has been calculated on the estimated assessable profit for the year at the income tax rates prevailing in the other jurisdictions in which the Group operates.
The amount of income tax (expense)/benefit in the consolidated income statement represents:

	2010	2009	2008
	HK$’000	HK$’000	HK$’000
Current taxation:

Hong Kong
- Provision for the year	—	—	(391)
- Over-provision in prior years	40	—	—
Non-Hong Kong
- Provision for the year	(2,585)	(1,622)	(1,929)
- Under-provision in prior years	—	—	(2,552)

Deferred taxation:

- Origination and reversal of temporary differences (note 20)	(40,134)	(37,108)	(4,645)
- Recognition of previously unrecognized tax losses (note 20)	—	—	26,335

Income tax (expense)/benefit	(42,679)	(38,730)	16,818

5 Income tax (expense)/benefit (continued)
The Group’s income tax (expense)/benefit differs from the theoretical amount that would arise using profits before taxation at applicable tax rates as follows:

	2010	2009	2008
	HK$’000	HK$’000	HK$’000
Profit before taxation	259,545	251,559	108,372

Notional tax on profit before taxation, calculated at the prevailing tax rates applicable to profit in the jurisdictions concerned	(43,781)	(42,240)	(18,927)
Effect of non-taxable income	4,692	1,466	3,452
Effect of (loss)/gain on extinguishment of 10-year senior notes not subject to taxation	(1,592)	5,176	426
Effect of non-deductible expenses	(2,367)	(3,648)	(6,353)
Effect of recognition of prior year unrecognized tax losses (note)	—	—	26,335
Over/(under)-provision in prior years	40	—	(2,552)
Effect of utilization of prior year unrecognized tax losses	—	—	12,013
Effect of share based payment	—	—	2,324
Effect of tax losses not recognized	—	—	(74)
Others	329	516	174

Income tax (expense)/benefit	(42,679)	(38,730)	16,818

Note:	Management projects future taxable income by considering all available information, including tax planning strategies, historical taxable income, and the expiration period of the unused tax losses carry forwards of each of the Company and its subsidiaries. During the year ended August 31, 2008, taking into consideration of the results of operations, management assessed that it is probable that sufficient future taxable profits will be generated to utilize the unused tax losses of HK$159,606,000 which resulted in the recognition of deferred tax assets of HK$26,335,000.

6	Dividends
(a)	Dividends payable to equity shareholders of the Company attributable to the year

	2010	2009	2008
	HK$’000	HK$’000	HK$’000
Interim dividend declared and paid of HK6.5 cents per ordinary share (2009: HK3 cents per ordinary share, 2008: HK4 cents per ordinary share)	49,725	19,904	25,602
Final dividend proposed after the balance sheet date, of HK13.5 cents per ordinary share (2009: HK16 cents per ordinary share, 2008: HK2 cents per ordinary share)	103,275	106,269	13,012

	153,000	126,173	38,614

The final dividend proposed after the balance sheet date has not been recognized as a liability at the balance sheet date.
(b)	Dividends attributable to the previous financial year, approved and paid during the year:

	2010	2009	2008
	HK$’000	HK$’000	HK$’000
Final dividend in respect of the financial year ended August 31, 2009, approved and paid of HK16 cents per ordinary share (2009: HK2 cents per ordinary share in respect of financial year ended August 31, 2008, 2008:

HK4 cents per ordinary share in respect of financial year ended August 31, 2007)	108,735	13,014	25,082

During the year ended August 31, 2009, a scrip dividend option was offered to all shareholders of the Company, excluding shareholders with registered addresses outside Hong Kong, who were entitled to the final dividend in respect of the financial year ended August 31, 2008. 12,212,142 shares were issued during the year ended August 31, 2009 to the shareholders of the Company who had elected to receive all or part of their entitlement to dividends in the form of scrip.

7 Earnings per share

	2010		2009		2008
	HK$’000		HK$’000		HK$’000
Profit attributable to shareholders	216,866		212,829		125,190

Weighted average number of ordinary shares

	2010		2009		2008
	Number		Number		Number
	of shares		of shares		of shares
	’000		’000		’000
Issued ordinary shares at the beginning of the year	664,180		650,622		616,503
Effect of scrip dividend issued	—		6,256		7,353
Effect of share options exercised	14,856		329		10,159
Effect of placement	27,569		—		—
Effect of shares repurchased and cancelled	—		(6)		—

Weighted average number of ordinary shares at the end of the year (basic)	706,605		657,201		634,015
Incremental shares from assumed exercise of share options	30,011		11,183		23,982

Weighted average number of ordinary shares at the end of the year (diluted)	736,616		668,384		657,997

Basic earnings per share	HK30.7	cents	HK32.4	cents	HK19.7	cents

Diluted earnings per share	HK29.4	cents	HK31.8	cents	HK19.0	cents

8 Retirement benefit costs
The Group contributes to an Occupational Retirement Scheme (the “ORSO Scheme”), a defined contribution retirement scheme, which is available to some of its Talents in Hong Kong. Under the ORSO Scheme, the Talents are required to contribute 5% of their monthly salaries, while the Group’s contributions are calculated at 10% and 5% of the monthly salaries of senior management Talents and all other Talents respectively. The Talents are entitled to 100% of the employer’s contributions after 10 years of completed service, or at a reduced scale after completion of 3 to 9 years’ service. Contributions to the ORSO Scheme are reduced by contributions forfeited by those Talents who leave the ORSO Scheme prior to vesting fully in the Group’s contributions.
A mandatory provident fund scheme (the “MPF Scheme”) has been established under the Hong Kong Mandatory Provident Fund Scheme Ordinance in December 2000. The then existing Talents of the Group in Hong Kong could elect to join the MPF Scheme, while all new Talents joining the Group in Hong Kong from then onwards are required to join the MPF Scheme. Both the Group and the Talents are required to contribute 5% of each individual’s relevant income with a maximum amount of HK$1,000 per month as a mandatory contribution. Employer’s mandatory contributions are 100% vested in the Talents as soon as they are paid to the MPF Scheme. Senior Talents may also elect to join a Mutual Voluntary Plan (the “Mutual Plan”) in which both the Group and the Talent, on top of the MPF Scheme mandatory contributions, make a voluntary contribution to the extent of contributions that would have been made under the ORSO Scheme.
Pursuant to the relevant regulations in People’s Republic of China (the “PRC”), the Group contributes to a defined contribution retirement scheme organized by the local social security bureau for each Talent of the subsidiary in PRC at the rate of 20% of a standard salary base as determined by the local social security bureau. The Group has no other obligation to make payments in respect of retirement benefits of these Talents.
The retirement schemes for Talents of the Group in other countries follow the local statutory requirements of the respective countries.
The aggregate employer’s contributions, net of forfeited contributions, which have been dealt with in the consolidated income statement during the year are as follows:

	2010	2009	2008
	HK$’000	HK$’000	HK$’000
Gross contributions	38,820	34,614	29,738

At August 31, 2010, there was no forfeited contribution available to offset future contributions by the Group to the ORSO Scheme (2009 and 2008: Nil).
9 Directors’ and senior management’s emoluments
(a)	Directors’ remuneration
The remuneration of each director for the year ended August 31, 2010 is set out below:

					Employer's
					contribution
					to defined
		Discretionary		Share-based	contribution
	Fee	Salary	bonuses	payment	scheme	Total
Name of director	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Wong Wai Kay, Ricky	—	6,707	1,800	—	670	9,177
Cheung Chi Kin, Paul	—	6,709	1,800	—	670	9,179
Yeung Chu Kwong, William	—	8,264	2,400	2,526	456	13,646
Lai Ni Quiaque	—	2,642	750	2,455	264	6,111
Cheng Mo Chi, Moses	168	—	—	—	—	168
Lee Hon Ying, John	185	—	—	—	—	185
Chan Kin Man	174	—	—	—	—	174
Peh Jefferson Tun Lu	174	—	—	—	—	174

Total	701	24,322	6,750	4,981	2,060	38,814

9 Directors’ and senior management’s emoluments (continued)
(a)	Directors’ remuneration (continued)
The remuneration of each director for the year ended August 31, 2009 is set out below:

					Employer’s
					contribution
					to defined
		Discretionary		Share-based	contribution
	Fee	Salary	bonuses	payment	scheme	Total
Name of director	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Wong Wai Kay, Ricky	—	6,712	1,500	193	670	9,075
Cheung Chi Kin, Paul	—	6,714	1,500	193	670	9,077
Yeung Chu Kwong, William	—	7,049	1,000	1,764	456	10,269
Lai Ni Quiaque	—	2,403	550	1,141	240	4,334
Cheng Mo Chi, Moses	160	—	—	—	—	160
Lee Hon Ying, John	176	—	—	—	—	176
Chan Kin Man	165	—	—	—	—	165
Peh Jefferson Tun Lu	165	—	—	—	—	165

Total	666	22,878	4,550	3,291	2,036	33,421

No director waived any emoluments in respect of the years ended August 31, 2009 and 2010.
The share-based payment represents the expenses determined based on the fair value of share options granted to certain directors under the Company’s share option scheme. Fair value of share options is estimated in accordance with the Group’s significant accounting policies in note 1. The details of the share-based payment are disclosed in note 10.
(b)	Five highest paid individuals
The five individuals whose emoluments were the highest in the Group for the year include four (2009: four) directors whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining one (2009: one) individual during the year are as follows:

	2010	2009
	HK$’000	HK$’000
Basic salaries, other allowances and benefits in kind	2,492	2,515
Discretionary bonuses	300	150
Share-based payments	—	332
Retirement benefit costs — defined contribution plans	181	106

	2,973	3,103

The emoluments fell within the following band:

	Number of individual
	2010	2009
HK$2,500,001 — HK$3,000,000	1	—
HK$3,000,001 — HK$3,500,000	—	1

10 Equity settled share-based transactions
The Company operates a share option scheme (the “2002 Share Option Scheme”) which was adopted by shareholders of the Company on December 23, 2002 whereby the directors may, at their discretion, invite eligible participants to receive options to subscribe for shares subject to the terms and conditions stipulated therein.
Under the 2002 Share Option Scheme, the Company may grant options to Talents (including executive, non-executive and independent non-executive directors), suppliers and professional advisers to subscribe for shares of the Company. The maximum number of options authorized under the 2002 Share Option Scheme may not, when aggregated with any shares subject to any other executive and Talent share option scheme, exceed 10% of the Company’s issued share capital on the date of adoption. The exercise price of the option is determined by the Company’s board of directors at a price not less than the highest of (a) the par value of a share; (b) the average closing price of the Company’s shares for five trading days preceding the grant date; and (c) the closing price of the Company’s shares on the date of grant. The 2002 Share Option Scheme is valid and effective for a ten year period up to December 22, 2012 subject to earlier termination by the Company by resolution in general meeting or by the board of directors. The period during which the option may be exercised will be determined by the board of directors at its discretion, save that no option may be exercised after more than ten years from the date of grant.
(a)	The terms and conditions of the options
Options that existed during the year ended August 31, 2010 are as follows, whereby all options are settled by physical delivery of shares:

	Number	Vesting	Exercisable
	of option	conditions	period
2002 Share Option Scheme

Options granted to directors:

-January 5, 2005	16,183,208	Condition 1	On or prior to October 20, 2014
-May 22, 2006	15,178,466	Condition 1	On or prior to May 21, 2016
-February 6, 2008	6,044,791	Condition 3	On or prior to December 23, 2012
-February 11, 2008	6,044,791	Condition 2	On or prior to December 23, 2012
-February 5, 2010	6,000,000	Condition 4	On or prior to February 4, 2020

Options granted to Talents:

-October 21, 2004	6,909,527	Condition 1	On or prior to October 20, 2014
-May 22, 2006	6,414,433	Condition 1	On or prior to May 21, 2016
-August 3, 2006	40,540	Condition 1	On or prior to August 2, 2016
-November 22, 2006	136,545	Condition 1	On or prior to November 14, 2016
-February 15, 2008	1,007,465	Condition 5	On or prior to December 23, 2012
-May 2, 2008	1,007,465	Condition 5	On or prior to December 23, 2012

Total share options	64,967,231

10	Equity settled share-based transactions (continued)
(a)	The terms and conditions of the options (continued)

Options that existed during the year ended August 31, 2009 are as follows, whereby all options are settled by physical delivery of shares:

	Number	Vesting	Exercisable
	of option	conditions	period
2002 Share Option Scheme

Options granted to directors:

-January 5, 2005	16,183,208	Condition 1	On or prior to October 20, 2014
-May 22, 2006	15,178,466	Condition 1	On or prior to May 21, 2016
-February 6, 2008	6,044,791	Condition 3	On or prior to December 23, 2012
-February 11, 2008	6,044,791	Condition 2	On or prior to December 23, 2012

Options granted to Talents:

-October 21, 2004	7,606,712	Condition 1	On or prior to October 20, 2014
-May 22, 2006	7,314,455	Condition 1	On or prior to May 21, 2016
-August 3, 2006	40,540	Condition 1	On or prior to August 2, 2016
-November 22, 2006	136,545	Condition 1	On or prior to November 14, 2016
-February 15, 2008	1,007,465	Condition 5	On or prior to December 23, 2012
-March 11, 2008	302,240	Condition 1	On or prior to December 23, 2012
-May 2, 2008	1,007,465	Condition 5	On or prior to December 23, 2012

Total share options	60,866,678

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

Upon fulfillment of the market conditions, certain options granted vest immediately, while other options affected by the same market conditions vest evenly over a period of three years.

During the year ended August 31, 2010, one of the clauses in the option agreement has been modified. As a result of this modification, vesting of certain options is now conditional upon the Company reaching a non-market performance condition. Upon fulfillment of this non-market performance condition, a portion of the options affected by this condition vest immediately, while other options affected by this condition vest evenly over a period of three years.

The Group has accounted for the modification in accordance with IFRS/HKFRS 2 “Share-based payment” by measuring the incremental fair value which is the difference between the fair value of the modified share options and that of the original share options, both estimated as at the date of the modification, and recognizing the incremental fair value over the period from the modification date until the date when the modified share options vest. The balance of the original grant-date fair value as at the date of modification continues to be recognized over remaining original vesting period. For the year ended August 31, 2010, the amount of incremental fair value recognized in respect of the modification was HK$1,977,000.

10	Equity settled share-based transactions (continued)
(a)	The terms and conditions of the options (continued)

The vesting conditions of the respective share option grant are as follows: (continued)

Condition 3

Vesting of the options is conditional upon the performance of the participants. Options granted are vested over a period of three to four years from the date of fulfillment of certain key performance indicators.

During the year ended August 31, 2010, one of the performance conditions has been modified. Such modification does not result in any incremental fair value, and therefore, there is no financial impact in the financial statements.

Condition 4

Vesting of the options is conditional upon the performance of the participants. Options granted are vested immediately from the date of fulfillment of the certain key performance indicators.

Condition 5

Vesting of the options is conditional upon the performance of the participants. Options granted are vested over a period of three to four years from the date of fulfillment of certain key performance indicators.
(b)	The number and weighted average exercise prices of share options are as follows:

	2010		2009
	Weighted		Weighted
	average		average
	exercise		exercise
	price	Number of	price	Number of
	HK$	options	HK$	options
2002 Share Option Scheme

Outstanding at the beginning of the year	1.27	58,967,231	1.27	60,581,214
Adjustment to number of options for 2008 Final Dividend (note)	—	—	1.27	285,464
Granted during the year	4.24	6,000,000	—	—
Exercised during the year	0.82	(20,317,374)	0.99	(1,416,005)
Lapsed during the year	—	—	1.65	(483,442)

Outstanding at the end of the year	1.87	44,649,857	1.27	58,967,231

Exercisable at the end of the year	1.35	25,603,183	1.12	45,849,756

The weighted average share price at the date of exercise for the share options exercised during the year was HK$3.85 (2009: HK$1.82).

The options outstanding at August 31, 2010 had a weighted exercise price of HK$1.87 (2009: HK$1.27) and a weighted average remaining contractual life of 4 years (2009: 5 years).
Note:
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

10	Equity settled share-based transactions (continued)
(c)	Fair value of share options and assumptions

In determining the value of the share options granted during the year ended August 31, 2010, the Black-Scholes option pricing model (the “Black-Scholes Model”) has been used. The Black-Scholes Model is one of the most generally accepted methodologies used to calculate the value of options. The variables of the Black-Scholes Model includes expected life of the options, risk-free interest rate, expected volatility and expected dividend yield of the shares of the Company.

In determining the value of the share options granted during the year, the following variables have been applied to the Black-Scholes Model:

Measurement date	February 5, 2010
Variables
-Expected life	8 years
-Risk-free rate	2.33%
-Expected volatility	61.49%
-Expected dividend yield	2.99%
The above variables were determined as follows:
(i)	The expected life is estimated to be 8 years from the date of grant (the “Measurement date”).

(ii)	The risk-fee rate represents the yield of the Hong Kong Exchange Fund Notes corresponding to the expected life of the options as at the Measurement date.

(iii)	The expected volatility represents the annualized standard deviation of the return on the daily share price of the Company over the period commensurate to the expected life of the options (taking into account the remaining contractual life of the option and the effect of the expected early exercise of the option).

(iv)	The expected dividend yield is based on the historical dividend yield over the last eight years.
The fair value of the options granted during the year is estimated as below:

Date of grant	February 5, 2010
Fair value per share option	HK$1.94
The Group recognizes the fair value of share options as an expense in the income statement over the vesting period, or as an asset, if the cost qualifies for recognition as an asset. The fair value of the share options is measured at the date of grant.

The Black-Scholes Model applied for the determination of the estimated value of the options granted under 2002 Share Option Scheme require input of highly subjective assumptions, including the expected stock volatility. As the Company’s share options have characteristics significantly different from those of traded options, changes in subjective inputs may materially affect the estimated fair value of the options granted.

11	Goodwill

HK$’000
Cost and carrying amount:
At August 31, 2010/2009	1,066

Impairment tests for cash-generating units containing goodwill

Goodwill is allocated to the Group’s cash-generating units (“CGU”) identified according to country of operation and business segment as follows:

	2010	2009
	HK$’000	HK$’000
Fixed telecommunications network service segment	1,066	1,066

The recoverable amount of the CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows for the five-year period are estimated based on average growth rates of 15% and a pre-tax discount rate of 16%. Cash flows beyond the five year period are assumed to remain constant. The estimated growth rates used are comparable to the growth rate for the industry.

The key assumption used in the value-in-use calculation is the annual growth of the turnover of the fixed telecommunications network services, which is determined based on the past performance and management’s expectation for market development. The discount rate used is pre-tax and reflects specific risks relating to the fixed telecommunications services segment.

Any adverse change in the key assumption could reduce the recoverable amount below carrying amount.

12	Fixed assets

					Telecom-
					munications,
		Leasehold		Furniture,	computer
	Investment	land and	Leasehold	fixtures	and office	Motor
	property	buildings	improvements	and fittings	equipment	vehicles	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Cost:

At September 1, 2009	5,197	90,911	100,447	19,885	2,850,444	12,773	3,079,657
Additions	—	—	12,885	1,343	330,441	175	344,844
Disposals	—	—	(212)	(109)	(51,906)	—	(52,227)
Exchange adjustments	—	—	166	72	1,230	—	1,468

At August 31, 2010	5,197	90,911	113,286	21,191	3,130,209	12,948	3,373,742

Accumulated depreciation:

At September 1, 2009	2,309	12,466	69,102	17,017	1,668,160	8,223	1,777,277
Charge for the year	104	1,818	11,270	1,166	183,052	1,619	199,029
Disposals	—	—	(212)	(109)	(35,344)	—	(35,665)
Exchange adjustments	—	—	156	58	1,074	—	1,288

At August 31, 2010	2,413	14,284	80,316	18,132	1,816,942	9,842	1,941,929

Net book value:

At August 31, 2010	2,784	76,627	32,970	3,059	1,313,267	3,106	1,431,813

Cost:

At September 1, 2008	5,197	84,244	84,577	19,575	2,644,281	12,624	2,850,498
Additions	—	6,667	16,663	416	262,796	192	286,734
Disposals	—	—	(630)	(30)	(55,118)	(43)	(55,821)
Exchange adjustments	—	—	(163)	(76)	(1,515)	—	(1,754)

At August 31, 2009	5,197	90,911	100,447	19,885	2,850,444	12,773	3,079,657

Accumulated depreciation:

At September 1, 2008	2,205	10,727	61,269	15,596	1,522,739	6,563	1,619,099
Charge for the year	104	1,739	8,286	1,508	192,925	1,679	206,241
Disposals	—	—	(294)	(29)	(46,214)	(19)	(46,556)
Exchange adjustments	—	—	(159)	(58)	(1,290)	—	(1,507)

At August 31, 2009	2,309	12,466	69,102	17,017	1,668,160	8,223	1,777,277

Net book value:

At August 31, 2009	2,888	78,445	31,345	2,868	1,182,284	4,550	1,302,380

12	Fixed assets (continued)
(a)	The Group’s total future aggregate lease income receivable under non-cancellable operating lease are as follows:

	2010	2009
	HK$’000	HK$’000
Leases in respect of investment property which are receivable:
- Within 1 year	108	258
- After 1 year but within 5 years	—	—

	108	258

Leases in respect of telecommunications facilities and computer equipment which are receivable:
- Within 1 year	2,335	1,566
- After 1 year but within 5 years	607	1,071

	2,942	2,637

	3,050	2,895

(b)	At August 31, 2010, the fair value of the investment property is HK$5,300,000. Management estimated the fair value of the investment property based on its open market value.

(c)	The net book value of interests in leasehold land and buildings and investment property situated in Hong Kong are analyzed as follows:

	2010	2009
	HK$’000	HK$’000
Leases of between 10 to 50 years	79,411	81,333

Representing:

Leasehold land and building carried at cost	76,627	78,445
Investment property carried at cost less impairment loss	2,784	2,888

	79,411	81,333

(d)	In addition to the leasehold land and buildings classified as being held under a finance lease, the Group leases telecommunications, computer and office equipment under finance leases expiring from one to five years. At the end of the lease term the Group has the option to purchase the equipment at a price deemed to be a bargain purchase option. None of the leases included contingent rental.

At August 31, 2010, the net book value of telecommunications, computer and office equipment under finance lease held by the Group amounted to HK$674,000 (2009: HK$1,289,000).

13	Principal subsidiaries

The following is a list of the principal subsidiaries which principally affected the results, assets or liabilities of the Group at August 31, 2010:

		Principal
		activities	Particulars
	Place of	and place of	of issued	Percentage of
Name	incorporation	operations	share capital	interest held
Attitude Holdings Limited	British Virgin Islands	Inactive	Ordinary US$1	100

Automedia Holdings Limited	British Virgin Islands	Investment holding in Hong Kong	Ordinary US$1	* 100

City Telecom (B.C.) Inc.#	Canada	Provision of international telecommunications and dial-up internet access services in Canada	Common Canadian dollar (“CAD”) 501,000	100

City Telecom (Canada) Inc.#	Canada	Leasing and maintenance of switching equipment and provision of operational services in Canada	Common CAD100	100

City Telecom Inc.#	Canada	Provision of international telecommunications and dial-up internet access services in Canada	Common CAD1,000	100

City Telecom International Limited	British Virgin Islands	Investment holding in Hong Kong	Ordinary US$5,294	* 100

Credibility Holdings Limited	British Virgin Islands	Investment holding in Hong Kong	Ordinary US$1	* 100

13	Principal subsidiaries (continued)

The following is a list of the principal subsidiaries which principally affected the results, assets or liabilities of the Group at August 31, 2010: (continued)

		Principal
		activities	Particulars
	Place of	and place of	of issued	Percentage of
Name	incorporation	operations	share capital	interest held
CTI Guangzhou Customer Services Co. Ltd. (translated from the registered name in Chinese)#	PRC	Provision of administrative support services in the PRC	Paid in capital of HK$8,000,000	* 100

CTI Marketing Company Limited	Hong Kong	Inactive	Ordinary HK$10,000	100

Golden Trinity Holdings Limited	British Virgin Islands	Investment holding in Hong Kong	Ordinary US$1	* 100

Hong Kong Broadband Network Limited	Hong Kong	Provision of international telecommunications and fixed telecommunications network services in Hong Kong	Ordinary HK$383,049	100

IDD1600 Company Limited	Hong Kong	Provision of international telecommunications services in Hong Kong	Ordinary HK$2	100

SGBN Singapore Broadband Network Pte. Limited	Singapore	Inactive	Ordinary Singapore dollar (“SG$”) 1	* 100

*	Shares held directly by the Company.

#	Subsidiaries not audited by KPMG
14 Deferred expenditure

	2010	2009
	HK$’000	HK$’000
Balance as at the beginning of the year	49,460	56,095
Additions during the year	34,773	46,525
Less: amortization charge for the year (note 4(a))	(48,621)	(53,160)

	35,612	49,460
Current portion	(28,986)	(36,674)

Balance as at the end of the year	6,626	12,786

Deferred expenditure represents costs incurred to acquire subscribers of the services offered by the Group, which is treated as customer acquisition costs and are amortized over the period of the underlying service subscription agreements.

15 Accounts receivable, other receivables, deposits and prepayments

	2010	2009
	HK$’000	HK$’000
Accounts receivable	105,552	123,352
Less: Allowance for doubtful debts	(5,823)	(3,160)

	99,729	120,192
Other receivables, deposits and prepayments	89,490	69,765

	189,219	189,957

(a)	Aging analysis

The aging analysis of accounts receivable is as follows:

	2010	2009
	HK$’000	HK$’000
Current — 30 days	41,244	32,427
31 — 60 days	9,024	13,663
61 — 90 days	5,245	3,953
Over 90 days	50,039	73,309

	105,552	123,352

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

The movement in the allowance for doubtful debts during the year including both specific and collective loss components is as follows:

	2010	2009	2008
	HK$’000	HK$’000	HK$’000
Balance as at the beginning of the year	3,160	11,944	22,392
Impairment loss recognized	14,742	12,103	14,293
Uncollectible amounts written off	(12,079)	(20,887)	(24,741)

Balance as at the end of the year	5,823	3,160	11,944

15	Accounts receivable, other receivables, deposits and prepayments (continued)

(c)	Accounts receivable that are not impaired

The aging analysis of accounts receivable that are neither individually nor collectively considered to be impaired are as follows:

	2010	2009
	HK$’000	HK$’000
Neither past due nor impaired	41,244	32,427
0 — 30 past due	9,024	13,663
31 — 60 past due	5,245	3,953
Over 60 past due	44,216	70,149

	99,729	120,192

Receivables that were neither past due nor impaired relate to a wide range of customers for whom there was no recent history of default.

The amounts over 60 days past due for the Group included receivable relating to mobile interconnection charges of HK$39,763,000 as at August 31, 2010 (August 31, 2009: HK$68,802,000) (see note 2(b)).

Other accounts receivable that were past due but not impaired relate to a number of independent customers that have a good track record of payment. Based on past experience, management believes that no impairment allowance is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable. The Group does not hold collateral over these balances.

(d)	Other receivables, deposits and prepayments

Other receivables, deposits and prepayments consist of deposits for purchase of fixed assets, rental deposit, interest receivable, unbilled revenue, prepayment and other receivables. All of the other receivables, except rental deposits are expected to be recovered within one year.

16 Cash at bank and in hand

	2010	2009
	HK$’000	HK$’000
Time deposits with banks and other financial institutions	262,280	77,500
Cash at bank and in hand	326,385	148,916

Cash at bank and in hand in the balance sheet	588,665	226,416

17 Accounts payable, other payables and accrued charges

	2010	2009
	HK$’000	HK$’000
Accounts payable	35,128	37,555
Other payables and accrued charges	195,931	206,487

	231,059	244,042

(a)	The aging analysis of the accounts payable was as follows:

	2010	2009
	HK$’000	HK$’000
Current — 30 days	6,838	12,621
31 — 60 days	1,982	1,778
61 — 90 days	1,647	189
Over 90 days	24,661	22,967

	35,128	37,555

(b)	Other payables and accrued charges

Other payables and accrued charges primarily consist of accrual for Talents salaries and bonus, carrier fees and charges, payable for purchase of fixed assets, advertising and promotional expenses as well as interest payable.
18	Deferred service revenue
Deferred service revenue primarily includes service fees received from customers in advance for the Group’s fixed telecommunications network services. Service fees received in advance is deferred and recognized as revenue on a straight-line basis over the related contract period.

19	Capital and reserves
(a)	Share capital

	2010		2009
	No. of	Amount	No. of	Amount
	Shares	HK$’000	shares	HK$’000
Authorized:
Ordinary shares of HK$0.10 each	2,000,000,000	200,000	2,000,000,000	200,000

Issued and fully paid:
Ordinary shares of HK$0.10 each
At the beginning of the year	664,179,970	66,418	650,621,823	65,062
Shares issued in respect of scrip dividend of the previous year (note (i))	—	—	12,212,142	1,221
Shares issued upon exercise of share options (note (ii))	20,317,374	2,032	1,416,005	142
Shares issued upon placement (note (iii))	80,500,000	8,050	—	—
Repurchase and cancellation of ordinary shares	—	—	(70,000)	(7)

At the end of the year	764,997,344	76,500	664,179,970	66,418

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per ordinary share at meetings of the Company. All ordinary shares rank equally with regard to the Company’s residual assets.
Notes:
(i)	On February 25, 2009, the Company issued and allotted 12,212,142 ordinary shares to shareholders who elected to receive the 2008 final dividend in shares pursuant to the scrip dividend scheme announced by the Company on January 9, 2009. These shares rank pari passu with the existing shares of the Company in all respects.

(ii)	During the year ended August 31, 2010, 20,317,374 ordinary shares (2009: 1,416,005 ordinary shares) were issued at a weighted average exercise price of HK$0.82 per ordinary share (2009: HK$0.99 per ordinary share) to share option holders who had exercised their options. These shares so issued rank pari passu with the then existing ordinary shares in issue.

(iii)	On April 28, 2010, the Company completed its public offering of 4,025,000 American Depositary Shares (ADSs). An aggregate of 80,500,000 ordinary shares (4,025,000 ADSs) were issued at a price of HK$5.0455 per ordinary share (US$13.00 per ADS) to independent professional, institutional and private investors. The Company raised net proceeds of approximately HK$379,612,000 from the ADS offering.

19	Capital and reserves (continued)
(a) Share capital (continued)
      Notes: (continued)

(iv)	The movement of outstanding share options during the year was as follows:

		Number of				Number of
		share options				share options
	Exercise	outstanding at				outstanding
	price	September 1,				at August 31,
Date of grant	per share	2009	Granted	Exercised	Lapsed	2010
October 21, 2004	HK$1.5224	6,909,527	—	2,750,847	—	4,158,680
January 5, 2005	HK$1.5224	16,183,208	—	—	—	16,183,208
May 22, 2006	HK$0.6523	21,592,899	—	16,409,456	—	5,183,443
August 3, 2006	HK$0.7018	40,540	—	40,540	—	—
November 22, 2006	HK$0.7216	136,545	—	136,545	—	—
February 6, 2008	HK$1.7568	6,044,791	—	502,000	—	5,542,791
February 11, 2008	HK$1.8660	6,044,791	—	—	—	6,044,791
February 15, 2008	HK$1.7568	1,007,465	—	402,986	—	604,479
May 2, 2008	HK$1.7866	1,007,465	—	75,000	—	932,465
February 5, 2010	HK$4.2400	—	6,000,000	—	—	6,000,000

		58,967,231	6,000,000	20,317,374	—	44,649,857

During the year ended August 31, 2010, options were granted under the 2002 Share Option Scheme to eligible participant for the subscription of 6,000,000 shares of the Company at an exercise price of HK$4.24 each.

Each option entitles the holder to subscribe for one share of HK$0.10 each in the Company at a predetermined exercise price.
(b)	Nature and purpose of reserves

(i)	Share premium

The application of the share premium account is governed by Sections 48B of the Hong Kong Companies Ordinance.

(ii)	Capital reserve

The capital reserve comprises the fair value of the actual or estimated number of unexercised share options granted to Talents of the Group that was recognized in accordance with the accounting policy adopted for share based payment in note 1(o).

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

For the year ended August 31, 2010, CTI Guangzhou Customer Services Co Ltd (“CTIGZ”), a wholly-owned subsidiary of the Group, made appropriation to the statutory reserve of RMB597,000 (2009: RMB510,000). The accumulated balance of the statutory reserve maintained at the CTIGZ as at August 31, 2010 was RMB2,012,000 (2009: RMB1,415,000). The statutory reserve can be used to reduce previous years’ losses and to increase the capital of the subsidiary.

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

The net debt to net asset gearing ratio as at August 31, 2010 and 2009 are as follows:

	2010	2009
	HK$’000	HK$’000
Unsecured
- 10-year senior notes	—	162,586
- Long-term bank loan	123,567	—
- Obligations under finance leases	605	732

Total loans	124,172	163,318
Less: Cash at bank and in hand	(588,665)	(226,416)
Add: Bank overdrafts — unsecured	10,490	5,364

Net cash	(454,003)	(57,734)
Net asset	1,688,539	1,228,527

Net debt to net asset gearing ratio	—	—

Neither the Company nor any of its subsidiaries are currently subject to externally imposed capital requirements.
20	Deferred taxation
The movements of net deferred tax (liabilities)/assets recognized in the balance sheet are as follows:

	2010	2009	2008
	HK$’000	HK$’000	HK$’000
Balance as at the beginning of the year	(15,709)	21,398	(291)
Exchange differences	—	1	(1)
Deferred taxation (charged)/credited to income statement
- relating to the origination and reversal of temporary differences	(40,134)	(37,108)	(4,645)
- relating to the recognition of unrecognized tax losses in prior years	—	—	26,335

Balance as at the end of the year	(55,843)	(15,709)	21,398

20	Deferred taxation (continued)

As at August 31, 2010, the Group has not recognized deferred tax assets in respect of unused tax losses of HK$8,242,000 (2009: HK$8,154,000) because it is not probable that future taxable profits can be generated to utilize the tax losses.

	2010	2009
	HK$’000	HK$’000
After 5 years	2,553	2,455
No expiry date	5,689	5,699

	8,242	8,154

According to the Corporate Income Tax (“CIT”) law and its relevant regulations, PRC-resident enterprises are levied withholding tax at 10% on dividends to their non-PRC-resident corporate investors for earnings accumulated beginning on January 1, 2008, and undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax. In addition, under the Arrangement between the Mainland of China and Hong Kong Special Administration Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion and its related regulations, a qualified Hong Kong Company will be liable for withholding tax at the rate of 5% for the dividend income derived from the PRC, if the Hong Kong company is the “beneficial owner” and holds 25% of equity interest or more of the PRC company directly. At August 31, 2010, the Group has not recognized deferred tax liabilities in respect of temporary differences relating to the undistributed earnings of its PRC subsidiary approximately amounting HK$12,283,000 (2009: HK$5,393,000) as the Group controls the dividend policy of the subsidiary and it does not consider that it is probable that profits will not be distributed in the foreseeable future.

The components in deferred tax assets and liabilities recognized in the balance sheet and the related movements during the year are as follows:

	Accelerated depreciation allowance
	2010	2009	2008
	HK$’000	HK$’000	HK$’000
Deferred tax liabilities

At the beginning of the year	(131,766)	(126,447)	(134,910)
Charged to consolidated income statement	(15,027)	(5,326)	8,463
Exchange differences	(6)	7	—

At the end of the year	(146,799)	(131,766)	(126,447)

		Tax losses
	2010	2009	2008
	HK$’000	HK$’000	HK$’000
Deferred tax assets

At the beginning of the year	116,057	147,845	134,619
Charged to consolidated income statement	(25,107)	(31,782)	13,227
Exchange differences	6	(6)	(1)

At the end of the year	90,956	116,057	147,845

The following amounts, determined after appropriate offsetting, are shown in the balance sheet:

	2010	2009
	HK$’000	HK$’000
Deferred tax assets	—	—
Deferred tax liabilities	(55,843)	(15,709)

	(55,843)	(15,709)

21	Derivative financial instrument

	2010	2009
	HK$’000	HK$’000
Non-current liability

Interest rate swap, at fair value through profit or loss	11,293	—

During the year ended August 31, 2010, the Group entered into a 5-year interest rate swap contract with a HK$175,000,000 notional amount to hedge against interest rate risk. Under this arrangement, the Group will pay a fixed rate interest on the notional amount on a quarterly basis, and receive a floating interest rate at HIBOR rate. The contract is recognized initially at fair value and is remeasured at each balance sheet date.

The Interest rate swap does not quality for hedge accounting under IAS/HKAS 39, Financial instruments: Recognition and measurement, and therefore changes in its fair value is recognized immediately in profit or loss.

22	Long-term debt and other liabilities

	2010	2009
	HK$’000	HK$’000
10-year senior notes (note (a))	—	162,586
Long-term bank loan — unsecured (note (b))	123,567	—
Obligations under finance leases (note (c))	605	732

	124,172	163,318

Current portion of — obligations under finance leases	(212)	(202)

	123,960	163,116

At August 31, 2010, the Group’s long-term debt and other liabilities were repayable as follows:

	2010	2009
	HK$’000	HK$’000
Long-term debt
- after 2 years but within 5 years	123,567	—
- after 5 years	—	162,586

Obligations under finance leases
- Within 1 year	212	202
- After 1 year but within 2 years	105	197
- After 2 years but within 5 years	288	263
- After 5 years	—	70

	605	732

Less: Current portion of obligations under finance leases	(212)	(202)

	393	530

	123,960	163,116

22	Long-term debt and other liabilities (continued)
Notes:
(a)	On January 20, 2005, the Company issued unsecured 10-year senior fixed rates notes (the “10-year senior notes”) with a principle amount of US$125 million at an issue price equal to 100 per cent of the principal amount. The 10-year senior notes have a maturity date on February 1, 2015 and bear interest at the fixed rate of 8.75% per annum payable semi-annually on February 1 and August 1 of each year, commencing August 1, 2005.

The 10-year senior notes are unconditionally and irrevocably guaranteed on a joint and several basis by the Company’s subsidiaries (other than CTI Guangzhou Customer Services Co. Ltd.) as subsidiary guarantors.

On December 4, 2009, the Group repurchased a portion of the 10-year senior notes with a cumulative principal value of US$1,500,000 (equivalent to HK$11,625,000) in the open market. The total consideration paid including accrued interest was approximately US$1,562,000 (equivalent to HK$12,103,000). The loss on extinguishment of the senior notes was US$41,000 (equivalent to HK$318,000) which has been recorded in other income, net.

On February 1, 2010, the Company redeemed the then outstanding 10-year senior notes with principal value of US$19,863,000 (equivalent to HK$153,948,000) with the redemption price equal to 104.375% of the principal amount. The total consideration paid including accrued interest was approximately US$21,601,000 (equivalent to HK$167,624,000). The loss on extinguishment of the 10-year senior notes was US$1,203,000 (equivalent to HK$9,332,000) which has been recorded in other income, net.

(b)	As at August 31, 2010, HK$125,000,000 was drawn which bears floating interest rate and is repayable on December 23, 2014. The borrowing is subject to the fulfillment of covenants relating to certain of the Group’s balance sheet ratios, as are commonly found in lending arrangements with financial institutions. If the Group were to breach the covenants the drawn down facilities would become payable on demand. The Group regularly monitors its compliance with these covenants. As at August 31, 2010, none of the covenants relating to drawn down facilities had been breached.

(c)	At August 31, 2010, the Group had obligations under finance leases repayable as follows:

	2010			2009
	Present			Present
	value	Interest		value	Interest
	of the	expense	Total	of the	expense	Total
	minimum	relating to	minimum	minimum	relating to	minimum
	lease	future	lease	lease	future	lease
	payments	periods	payments	payments	periods	payments
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Within 1 year	212	30	242	202	35	237

After 1 year but within 2 years	105	20	125	197	22	219
After 2 years but within 5 years	288	22	310	263	30	293
After 5 years	—	—	—	70	1	71

	393	42	435	530	53	583

	605	72	677	732	88	820

23	Notes to the consolidated cash flow statement
(a)	Reconciliation of profit before taxation to net cash inflow from operations

	2010	2009	2008
	HK$’000	HK$’000	HK$’000
Profit before taxation	259,545	251,559	108,372
Depreciation of owned fixed assets	198,323	205,624	209,464
Depreciation of fixed assets held under finance lease	706	617	587
Amortization of deferred expenditure	48,621	53,160	33,777
Interest income	(11,372)	(4,869)	(15,596)
Interest element of finance lease	42	27	34
(Gain)/loss on disposal of fixed assets	(1,375)	1,016	1,431
Realized and unrealized gain on other financial assets	—	(189)	(3,284)
Realized gain on long term bank deposit	—	—	(1,185)
Realized loss on derivative financial instrument	—	—	1,039
Equity settled share-based transactions	5,347	4,768	4,204
Loss/(gain) on extinguishment of 10-year senior notes	9,650	(31,371)	(2,582)
Change in fair value of derivative financial instruments	11,293	—	—
Interest, amortization and exchange difference on 10-year senior notes	6,069	49,214	72,640
Interest on other borrowings	3,260	885	3,428
Amortization of upfront cost on bank loans	192	—	—
Interest expenses on bank loans	1,379	—	—

Net cash inflow before working capital changes	531,680	530,441	412,329
Decrease/(increase) in long-term receivable and prepayment	917	(505)	1,346
Decrease in accounts receivable, other receivables, deposits and prepayments	738	33,052	6,914
Decrease in inventories	—	—	477
Increase in deferred expenditure	(34,773)	(46,525)	(68,505)
(Decrease)/increase in accounts payable, other payables, accrued charges and deposits received	(1,937)	17,419	(12,567)
(Decrease)/increase in deferred service revenue	(8,272)	4,621	46,247

Net cash inflow generated from operations	488,353	538,503	386,241

23	Notes to the consolidated cash flow statement (continued)
(b)	Analysis of changes in financing during the year

	Share capital
	(including share	Obligations
	premium and	under finance	10-year
	capital reserve)	leases	senior notes
	HK$’000	HK$’000	HK$’000
Balance at September 1, 2007	702,192	1,210	952,593
Share issued upon exercise of share options	14,998	—	—
Share issued in respect of scrip dividend	33,398	—	—
Repayment of capital element of finance lease	—	(834)	—
Repurchase of 10-year senior notes	—	—	(269,399)
Gain on extinguishment of 10-year senior notes	—	—	(2,582)
Amortization of incidental issuance costs	—	—	1,665
Equity settled share-based transactions	4,204	—	—
Effect of foreign exchange rate changes	—	—	965

Balance at August 31, 2008	754,792	376	683,242

Balance at September 1, 2008	754,792	376	683,242
Share issued upon exercise of share options	1,399	—	—
Repurchase and cancellation of ordinary shares	(7)	—	—
Share issued in respect of scrip dividend	9,906	—	—
Purchase of fixed assets under finance lease	—	494	—
Repayment of capital element of finance lease	—	(138)	—
Repurchase of 10-year senior notes	—	—	(485,829)
Gain on extinguishment of 10-year senior notes	—	—	(31,371)
Amortization of incidental issuance costs	—	—	1,545
Equity settled share-based transactions	4,768	—	—
Effect of foreign exchange rate changes	—	—	(5,001)

Balance at August 31, 2009	770,858	732	162,586

Balance at September 1, 2009	770,858	732	162,586
Share issued upon exercise of share options	16,744	—	—
Shares issued upon placement	379,612	—	—
Purchase of fixed assets under finance lease	—	90	—
Repayment of capital element of finance lease	—	(217)	—
Repurchase and redemption of 10-year senior notes	—	—	(172,423)
Loss on extinguishment of 10-year senior notes	—	—	9,650
Amortization of incidental issuance costs	—	—	188
Equity settled share-based transactions	5,347	—	—
Effect of foreign exchange rate changes	—	—	(1)

Balance at August 31, 2010	1,172,561	605	—

24	Financial instruments
Exposure to credit, liquidity, interest rate and currency risks arises in the normal course of the Group’s business. These risks are limited by the Group’s financial management policies and practices described below.

(a)	Credit risk

The Group’s credit risk is primarily attributable to accounts receivable and other receivables. Management has a credit policy in place and the exposure to the credit risk is monitored on an ongoing basis.

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

The Group’s exposure to credit risk is influenced mainly by individual characteristics of each customer. The default risk of the country in which customer locates also has an influence on credit risk but to a lesser extent. Concentrations of credit risk with respect to accounts receivable are limited due to the Group’s customer base being large and unrelated. As such, management does not expect any significant losses of accounts receivable that have not been provided for by way of allowances as disclosed in note 15.

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

Further quantitative disclosures in respect of the Group’s exposure to credit risk arising from accounts receivable are set out in note 15.

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

	2010						2009
		Total		More than	More than			Total		More than	More than
		contractual	Within	1 year but	2 years but			contractual	Within	1 year but	2 years but
	Carrying	undiscounted	1 year or	less than	less than	More than	Carrying	undiscounted	1 year or	less than	Less than	More than
	amount	cash flow	on demand	2 years	5 years	5 years	amount	cash flow	on demand	2 years	5 years	5 years
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Current liabilities

Bank overdrafts - unsecured	10,490	10,490	10,490	—	—	—	5,364	5,364	5,364	—	—	—
Accounts payable	35,128	35,128	35,128	—	—	—	37,555	37,555	37,555	—	—	—
Other payables and accrued charges	195,931	195,931	195,931	—	—	—	206,487	206,487	206,487	—	—	—
Deposits received	21,822	21,822	21,822	—	—	—	16,385	16,385	16,385	—	—	—
Obligations under finance leases	212	242	242	—	—	—	202	237	237	—	—	—
Tax payable	1,533	1,533	1,533	—	—	—	1,993	1,993	1,993	—	—	—

Non-current liabilities

Long-term bank loan	123,567	133,996	1,829	2,166	130,001	—	—	—	—	—	—	—
Derivative financial instrument	11,293	11,435	4,580	3,441	3,414	—	—	—	—	—	—	—
10-year senior notes	—	—	—	—	—	—	162,586	244,117	14,489	14,489	43,467	171,672
Obligations under finance leases	393	435	—	125	310	—	530	583	—	219	293	71

	400,369	411,012	271,555	5,732	133,725	—	431,102	512,721	282,510	14,708	43,760	171,743

24	Financial instruments (continued)

(c)	Interest rate risk

The Group’s interest-rate risk arises mainly from the HK$125,000,000 bank loan which bears floating interest rate. Bank loans at variable rates expose the Group to cash flow interest rate risk.

(i)	Interest rate profile

The following table details the interest rate profile of the Group’s borrowings at the balance sheet date.

	2010		2009
	Effective		Effective
	interest		interest
	rate		rate
	%	HK$’000%		HK$’000
Fixed rate borrowings:

10-year senior notes	—	—	9.2	162,586
Obligations under finance leases	5.6	605	5.6	732

		605		163,318

Floating rate borrowings:

Bank overdrafts — unsecured	5.3	10,490	5.3	5,364
Long-term bank loan	1.7	123,567	—	—

(ii)	Sensitivity analysis

The Group’s profit attributable to shareholders would decrease by approximately HK$1,250,000 in response to a 100 basis-points increase in market interest rates applicable as at August 31, 2010, with all other variables held constant.

24	Financial instruments (continued)

(d)	Foreign currency risk

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

	2010			2009
	United			United
	States	Japanese	Canadian	States	Japanese	Canadian
	Dollars	Yen	Dollars	Dollars	Yen	Dollars
	‘000	‘000	‘000	‘000	‘000	‘000
Cash at bank and in hand and pledged bank deposits	30,443	591	435	11,599	696	282
Bank overdrafts — unsecured	(294)	—	—	(161)	—	—
Accounts payable	(1,350)	—	—	(3,183)	—	—
Other payables and accrued charges	(1,075)	—	—	(390)	—	—
10-year senior notes	—	—	—	(20,979)	—	—

Overall net exposure	27,724	591	435	(13,114)	696	282

(ii)	Sensitivity analysis

Management determines that the Group’s exposure of foreign currency risk was not significant and hence no sensitivity analysis is prepared.

24	Financial instruments (continued)
(e)	Fair values

(i)	Financial instrument carried at fair value

The following table presents the carrying value of financial instrument measured at fair value at the balance sheet date across the three levels of the fair value hierarchy defined in IFRS/HKFRS 7, Financial Instruments: Disclosures, with the fair value of each financial instrument categorized in its entirety based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:
—	Level 1 (highest level): fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments

—	Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data

—	Level 3 (lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data
2010

	Level 1	Level 2	Level 3	Total
	HK$’000	HK$’000	HK$’000	HK$’000
Liability

Derivative financial instrument:
- Interest rate swap	—	11,293	—	11,293

The carrying amounts of the Group’s financial instruments carried at cost or amortized cost are not materially different from their fair values as at August 31, 2010 and 2009 except as follows:

	2010		2009
	Carrying		Carrying
	amount	Fair value	amount	Fair value
	HK$’000	HK$’000	HK$’000	HK$’000
The Group

10-year senior notes	—	—	162,586	157,285

(f)	Estimation of fair values

Fair value of financial instruments is estimated as follows:
(i)	The fair value of the 10-year senior notes was determined based on quoted market price.

(ii)	Trade receivables less impairment provision and account payables are assumed to approximate their fair values.

(iii)	The fair value of the long-term bank loan is estimated as the present value of future cash flows, discounted at current market interest rate for similar financial instruments.

(iv)	The fair value of the interest rate swap is determined based on the discounted cash flow technique which takes into account estimated amount that the Group would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counterparties. Where discounted cash flow techniques are used, estimated future cash flows are based on management’s best estimates and the discount rate is a market related rate for a similar instrument at the balance sheet date.

25	Contingent liabilities

	2010	2009
	HK$’000	HK$’000
Bank guarantees provided to suppliers (notes 27(i) and (ii))	2,770	2,490
Bank guarantee in lieu of payment of utility deposits (note 27(iii))	5,572	5,272

	8,342	7,762

At August 31, 2010, HK$133,342,000 (2009: HK$7,762,000) of the HK$353,840,000 (2009: HK$205,038,000) total banking facility and revolving loan facility was utilized by the Company and its subsidiary.
26	Commitments
(a)	Capital commitments

	2010	2009
	HK$’000	HK$’000
Purchase of telecommunications, computer and office equipment - contracted but not provided for	132,340	150,099

(b)	Commitments under operating leases

At August 31, 2010 and 2009, the Group has future aggregate minimum lease payments under non-cancellable operating leases as follows:

	2010	2009
	HK$’000	HK$’000
Leases in respect of land and buildings which are payable:
- Within 1 year	24,873	21,387
- After 1 year but within 5 years	16,417	13,802

	41,290	35,189

Leases in respect of telecommunications facilities and computer equipment which are payable
- Within 1 year	63,948	45,321
- After 1 year but within 5 years	14,200	9,600
- After 5 years	4,849	6,271

	82,997	61,192

	124,287	96,381

(c)	Program fee commitments

The Group entered into several long-term agreements with program content providers for the rights to use certain program contents in the Group’s IP-TV services. Minimum amounts of program fees to be paid by the Group are as follows:

	2010	2009
	HK$’000	HK$’000
Program fee in respect of program rights which are payable:
- Within 1 year	25,539	9,094
- After 1 year but within 5 years	48,087	6,238

	73,626	15,332

27	Pledge of assets
As at August 31, 2010, the Group has no pledged bank deposits.

As at August 31, 2009, the Group has pledged bank deposits of US$650,000 (equivalent to HK$5,038,000) and HK$10,000,000 as security for the following significant banking facilities:
(i)	bank facility of US$650,000 (equivalent to HK$5,038,000) granted by a bank for issuance of bank guarantees to third party suppliers, letters of credit, short-term loan, overdraft, foreign exchange and interest rate hedging arrangements. As of August 31, 2009, bank guarantees of HK$500,000 were issued against this bank facility;

(ii)	bank guarantees of HK$1,990,000 issued by the bank to third party suppliers of the Company and one of its subsidiaries for payment of certain products and services procured by the Group from these third party suppliers; and

(iii)	bank guarantees of HK$5,272,000 issued by the bank to certain utility vendors of the Group in lieu of payment of utility deposits.
28	Barter transaction
During the year ended August 31, 2010, HKBN entered into an agreement with a third party (the “Contract Party”). Pursuant to the agreement, HKBN would provide network capacity to the Contract Party for a service term of 10 years commencing on May 1, 2010 or after the respective activation of the relevant network capacity, and in exchange, the Contract Party would provide HKBN the right to use telecommunications facilities for a term of 10 years commencing on May 1, 2010 or after the respective activation of the relevant network capacity. The transaction has been entered into on a barter basis at no consideration being exchange. The agreement expires on April 30, 2020.

The Directors of the Company made an assessment and determined that since the arrangement above involves exchange of services of a similar nature and value, the exchange is not regarded as a transaction which generates revenue. Accordingly, the network capacity of the Contract Party under the arrangement have not been recognized as an asset and no revenue or deferred revenue have been recognized in the financial statements of the Group since inception of the arrangement.
29	Material related party transactions
In addition to the transactions and balances disclosed elsewhere in these financial statements, the Group entered into the following material related party transactions.

Key management personnel remuneration

Remuneration for key management personnel, including amounts paid to the Company’s directors as disclosed in note 9(a) and certain of the highest paid Talents as disclosed in note 9(b), is as follows:

	2010	2009
	HK$’000	HK$’000
Short-term Talent benefits	40,716	34,687
Post-employment benefits	2,725	2,614
Equity compensation benefits	5,347	4,071

	48,788	41,372

30	Comparative figure
During the year, management performed a review of the presentation of the Group’s cash at bank and in hand balance. As a result of the review, the Group’s “bank overdrafts — unsecured” balances amounted to HK$5,364,000 and HK$12,994,000 which previously included in the cash at bank and in hand balance at August 31, 2009 and August 31, 2008 respectively have been reclassified as a current liability to conform to the current year’s presentation. This change in presentation had no effect on the reported results of the prior year.

31	Accounting estimates and judgments
(a)	Key sources of estimation uncertainty

Notes 10 and 24 contain information about the assumptions and risk factors relating to fair value of share options and financial instruments. Other key sources of estimation uncertainty are as follows:

(b)	Impairment loss for doubtful accounts

The Group maintains impairment loss for doubtful accounts based upon evaluation of the recoverability of the accounts receivable and other receivables which takes into account the historical write-off experience and recovery rates. If the financial condition of the customers were to deteriorate, additional impairment may be required.

(c)	Depreciation

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

(d)	Income taxes

Determining income tax provisions involves judgment on the future tax treatment of certain transactions and interpretation of tax rules. The Group carefully evaluates tax implications of transactions and tax provisions are set up accordingly. The tax treatment of such transactions is reconsidered periodically to take into account all changes in tax legislation and practices.

Deferred tax assets are recognized for certain unused tax losses as set out in note 20. In assessing the recognition of deferred tax assets, management considers all available evidence, including available taxable temporary differences, projected future taxable income, tax planning strategies, historical taxable income, and the expiration periods of the tax losses. For certain subsidiaries, deferred tax assets can only be recognized to the extent that it is probable that future taxable profits will be available against which they can be utilized. Management’s judgment is thus required to assess the probability of future taxable profits and this assessment is constantly reviewed and additional deferred tax assets are recognized if it becomes probable that future taxable profits will allow the deferred tax assets to be recovered.

32	Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended August 31, 2010
Up to the date of issue of these financial statements, the IASB/HKICPA has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended August 31, 2010 and which have not been adopted in these financial statements.

Effective for
accounting periods
beginning on or after
Amendment to IFRS/HKFRS 2	Share-based payment — Group cash-settled	January 1, 2010
share-based payment transactions

IFRSs/HKFRSs (Amendments)	Improvements to IFRSs (2009)	January 1, 2010

Amendment to IAS/HKAS 32	Financial instruments: Presentation —	February 1, 2010
Classification of rights issues

IFRIC/HK (IFRIC) — Int 19	Extinguishing financial liabilities with equity	July 1, 2010
instruments

IFRSs/HKFRSs (Amendments)	Improvement to IFRSs/HKFRSs (2010)	July 1, 2010 or
January 1, 2011

Amendments to	IAS/HKAS 19 — The limitation on a defined	January 1, 2011
IFRIC/HK (IFRIC) — Int 14	benefit asset, minimum funding requirements and
their interaction — Prepayments of a minimum
funding requirement

IAS/HKAS 24 (Revised)	Related party disclosures	January 1, 2011

Amendments to IFRS/HKFRS 7	Financial instruments: Disclosures — Transfer of	July 1, 2011
financial assets

IFRS/HKFRS 9	Financial instruments	January 1, 2013
The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far the Group is not yet in a position to state whether they would have a significant impact on the Group’s results of operations and financial position.

33	Supplemental guarantors consolidated financial information
The 10-year senior notes mentioned above in note 22 are fully, irrevocably and unconditionally guaranteed, jointly and severally, on a senior unsecured basis by all of the subsidiaries of City Telecom (H.K.) Limited (collectively defined as “Guarantor Subsidiaries”), except CTI Guangzhou Customer Services Co. Ltd. in the PRC (“Non-guarantor Subsidiary”).

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

On February 1, 2010, we redeemed all the outstanding 10-year senior notes with a cumulative principal amount of HK$153.9 million (US$19.9 million) at the redemption price equal to 104.375% of the principal amount.

Since as of August 31, 2010, all the outstanding 10-year senior notes has been fully redeemed, the following condensed consolidated financial information is limited to the years ended August 31, 2009 and 2008.

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

33 Supplemental guarantors consolidated financial information (continued)
Consolidated balance sheet as of August 31, 2009

	City
	Telecom		Non-
	(H.K.)	Guarantor	guarantor	Eliminating	Consolidated
	Limited	subsidiaries	subsidiary	entries	total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Non-current assets

Investments in subsidiaries (note)	1,258,726	228,875	—	(1,487,601)	—
Goodwill	—	—	—	1,066	1,066
Fixed assets	74,688	1,221,172	6,520		1,302,380
Long term receivable and prepayment	—	16,573	—	(10,482)	6,091
Deferred expenditure	—	12,786	—		12,786

	1,333,414	1,479,406	6,520		1,322,323

Current assets

Accounts receivable	9,220	110,972	—		120,192
Other receivables, deposits and prepayments	3,393	67,584	2,492	(3,704)	69,765
Deferred expenditure	—	36,674	—		36,674
Pledged bank deposits	15,038	—	—		15,038
Cash at bank and in hand	120,315	78,665	27,436		226,416

	147,966	293,895	29,928		468,085

Current liabilities

Bank overdrafts — unsecured	896	4,468	—		5,364
Amounts due to subsidiaries/ fellow subsidiaries	10,830	905,460	4,427	(920,717)	—
Accounts payable	20,484	17,071	—		37,555
Other payables and accrued charges	23,530	172,676	10,281		206,487
Deposits received	7,886	8,499	—		16,385
Deferred service revenue	10,848	107,904	—	(3,682)	115,070
Tax payable	356	496	1,141		1,993
Current portion — obligation under finance leases	193	9	—		202

	75,023	1,216,583	15,849		383,056

Net current assets/(liabilities)	72,943	(922,688)	14,079		85,029

33 Supplemental guarantors consolidated financial information (continued)
Consolidated balance sheet as of August 31, 2009 (continued)

	City
	Telecom		Non-
	(H.K.)	Guarantor	guarantor	Eliminating	Consolidated
	Limited	subsidiaries	subsidiary	entries	total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Total assets less current liabilities	1,406,357	556,718	20,599		1,407,352

Non-current liabilities
Deferred tax liabilities	7,047	8,662	—		15,709
Long-term deferred service revenue	10,535	—	—	(10,535)	—
Long-term debt and other liabilities	163,108	8	—		163,116

	180,690	8,670	—		178,825

Net assets	1,225,667	548,048	20,599		1,228,527

Capital and reserves

Share capital	66,418	15,485	8,131	(23,616)	66,418
Reserves	1,159,249	532,563	12,468	(542,171)	1,162,109

Total equity attributable to equity shareholders of the Company	1,225,667	548,048	20,599		1,228,527

Note:	The amounts of investment in subsidiaries and retained profits at City Telecom (H.K.) Limited level have included the share of net assets of its subsidiaries using the equity method of accounting.

Consolidated income statement for the year ended August 31, 2009

	City
	Telecom		Non-
	(H.K.)	Guarantor	guarantor	Eliminating	Consolidated
	Limited	subsidiaries	subsidiary	entries	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Revenue	95,386	1,390,697	142,603	(150,447)	1,478,239
Network costs	(29,973)	(177,655)	—	32,499	(175,129)
Other operating expenses	(90,557)	(959,960)	(136,750)	149,303	(1,037,964)
Other income, net	108,933	31,684	576	(99,653)	41,540
Finance costs	(54,241)	(69,017)	—	68,131	(55,127)
Share of net profit from subsidiaries (note)	185,391	—	—	(185,391)	—

Profit before taxation	214,939	215,749	6,429		251,559
Income tax expense	(2,110)	(34,998)	(1,622)		(38,730)

Net profit	212,829	180,751	4,807		212,829

Note:	The net profit amounts at City Telecom (H.K.) Limited level have included the share of net profit of its subsidiaries using the equity method of accounting.
Consolidated income statement for the year ended August 31, 2008

	City
	Telecom		Non-
	(H.K.)	Guarantor	guarantor	Eliminating	Consolidated
	Limited	subsidiaries	subsidiary	entries	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Revenue	116,130	1,283,296	135,374	(231,819)	1,302,981
Network costs	(28,398)	(184,851)	—	34,882	(178,367)
Other operating expenses	(87,551)	(978,990)	(130,481)	230,928	(966,094)
Other income, net	93,494	37,752	1,336	(107,593)	24,989
Finance costs	(71,702)	(71,753)	—	68,318	(75,137)
Share of net profit from subsidiaries (note)	108,154	—	—	(108,154)	—

Profit before taxation	130,127	85,454	6,229		108,372
Income tax (expense)/benefit	(4,937)	26,306	(4,551)		16,818

Net profit	125,190	111,760	1,678		125,190

Note:	The net profit amounts at City Telecom (H.K.) Limited level have included the share of net profit of its subsidiaries using the equity method of accounting.

33 Supplemental guarantors consolidated financial information (continued)
Condensed consolidated cash flow statement for the year ended August 31, 2009

	City
	Telecom		Non-
	(H.K.)	Guarantor	guarantor	Eliminating	Consolidated
	Limited	subsidiaries	subsidiary	entries	total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Net cash inflow/(outflow) from operating activities	487,691	88,243	(38,930)	(233)	536,771
Net cash inflow/(outflow) from investing activities	101,605	(276,843)	(1,250)		(176,488)
Net cash outflow from financing activities	(560,397)	(895)	—		(561,292)

Increase/(decrease) in cash at bank and in hand	28,899	(189,495)	(40,180)		(201,009)
Cash at bank in hand at September 1, 2008	90,386	263,386	67,838		421,610
Effects of foreign exchange rates changes	134	306	(222)	233	451

Cash at bank and in hand at August 31, 2009	119,419	74,197	27,436		221,052

Analysis of the balances of cash and cash equivalent:

Cash at bank and in hand	120,315	78,665	27,436		226,416
Bank overdrafts — unsecured	(896)	(4,468)	—		(5,364)

	119,419	74,197	27,436		221,052

33 Supplemental guarantors consolidated financial information (continued)
Condensed consolidated cash flow statement for the year ended August 31, 2008

	City
	Telecom		Non-
	(H.K.)	Guarantor	guarantor	Eliminating	Consolidated
	Limited	subsidiaries	subsidiary	entries	total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Net cash inflow from operating activities	193,028	128,939	59,866	158	381,991
Net cash inflow/(outflow) from investing activities	18,775	(164,222)	(2,303)		(147,750)
Net cash outflow from financing activities	(341,813)	(4,165)	—		(345,978)

(Decrease)/increase in cash at bank and in hand	(130,010)	(39,448)	57,563		(111,737)
Cash at bank and in hand at September 1, 2007	220,531	303,227	9,136		532,894
Effects of foreign exchange rates changes	(135)	(393)	1,139	(158)	453

Cash at bank and in hand at August 31, 2008	90,386	263,386	67,838		421,610

Analysis of the balances of cash and cash equivalent:

Cash at bank and in hand	91,764	275,002	67,838		434,604
Bank overdrafts — unsecured	(1,378)	(11,616)	—		(12,994)

	90,386	263,386	67,838		421,610

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

Date: December 17, 2010