Form 20-F
period 2011-08-31
CITY TELECOM (H.K.) LTD
filed 2011-12-21
CIK 1097086

As filed with the Securities and Exchange Commission on December 21, 2011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the year ended August 31, 2011

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 771,911,853 Ordinary Shares, par value HK$0.10 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

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

Large accelerated filer  ☐                Accelerated filer  ☒                Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued ☒ by the International Accounting Standards Board	Other ☐

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

i

ii

Use of defined and technical terms

Except as otherwise indicated by the context, references in this annual report to:

•	“Android” are to the operating system for mobile devices produced by Google.

•	“Apple Device” are to the electronic devices designed and produced by Apple Inc. including iPhone and iPad.

•	“ADSL” are to the asymmetric digital subscriber line technology;

•	“Articles” are to the Company’s existing Memorandum and Articles;

•	“City Telecom” or the “Company” are to City Telecom (H.K.) Limited;

•	“Category 5e copper wiring” are to certain network cabling commonly used for Ethernet network;

•	“Ethernet” are to a family of computer networking technology for local area networks;

•	“fiscal year” or “fiscal” are to the Company’s fiscal year ended August 31 for the year referenced;

•	“FMIC” are to an interconnection charge for circuit-switched traffic between a fixed network operator and a mobile network operator.

•

“FTNS business” are to our business segment in which we provide fixed telecommunications network services, including dial up and broadband Internet access services, local VoIP services, IP-TV services and corporate data services;

•	“FTNS Licenses” are to the licenses issued by the Hong Kong regulatory authorities for fixed telecommunications network services;

•	“GPON” are to Gigabit Passive Optical Network;

•	“Group” are to the Company and its subsidiaries;

•	“Hong Kong Companies Ordinance” are to Chapter 32 of the laws of Hong Kong;

•	“HKBA” or the “Hong Kong Broadcasting Authority” are to an independent statutory body established by the Hong Kong government for the regulation of the broadcasting industry in Hong Kong;

•	“HKBN” are to Hong Kong Broadband Network Limited, a wholly owned subsidiary of the Company;

•	“HKFRSs” are to Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants;

•	“HKMA” or “Hong Kong Monetary Authority” are to the government authority in Hong Kong responsible for maintaining monetary and banking stability in Hong Kong;

•	“HKSE Listing Rules” are to Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

•	“IDD business” are to our business segment in which we provide international direct dialing telecommunications services, including international long distance call services;

•	“IFRSs” are to International Financial Reporting Standards, as issued by the International Accounting Standards Board;

•	“Internet” are to the most common global system of interconnected computer networks with a standard protocol suite;

•	“IP” are to Internet Protocol, the most commonly used set of rules for dispatching data across the Internet;

•	“IP-TV services” are to pay-television services through Internet Protocol;

•

“ISR” or “international simple resale” are to a telecommunication methodology by which operators are allowed to pool traffic to a particular destination and send it down an international leased line, whereby such operator is able to charge its customers a per-minute fee while itself pays a lower fixed charged for leased line rental;

•	“Metro Ethernet” are to a computer network that covers a metropolitan area and that is based on the Ethernet standard;

•	“Mbps” are to megabits per second;

•	“Next Generation Network” are to our broadband packet-based fixed-line telecommunication network which utilizes Metro Ethernet and GPON technologies;

•

“OFTA” or the “Office of the Telecommunications Authority” are to an independent statutory body established by the Hong Kong government for the regulation of the telecommunications industry in Hong Kong;

•	“PNETS Licenses” are to licenses issued by the Hong Kong regulatory authorities for the public non-exclusive telecommunications services;

•	“Talents” are to all individuals employed by our Group including the directors of our Company;

•	“UC License” are to the Unified Carrier License issued by the Hong Kong regulatory authorities for fixed and mobile telecommunication services;

•

“USC” are to universal service contribution made to PCCW-HKT, a local carrier in Hong Kong, as specified in an arrangement established by OFTA of Hong Kong, in order to fund the network development costs for certain remote areas in Hong Kong;

•	“US GAAP” are to the Generally Accepted Accounting Principles in the United States;

•	“Video-On-Demand” are to systems which allow users to select and watch/listen to video or audio content on demand;

•	“VDSL” are to the very-high-bit-rate digital subscriber line technology; and

•	“VoIP” are to voice over internet protocol.

Currency translation

We publish our consolidated financial statements in Hong Kong dollars. In this annual report, references to “Hong Kong dollars” or “HK$” are to the currency of Hong Kong, and references to “U.S. dollars” or “US$” are to the currency of the United States. This annual report contains translations of Hong Kong dollar amounts into U.S. dollar amounts, solely for your convenience. Unless otherwise indicated, the translations have been made at US$1.00 = HK$7.7876, which was the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on August 31, 2011. On December 9, 2011 the exchange rate was US$1.00 = HK$7.7817. You should not construe these translations as representations that the Hong Kong dollar amounts actually represent such U.S. dollar amounts or could have been or could be converted into U.S. dollars at the rates indicated or at any other rates.

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

•

contrary to our telecommunications business with 19 years operational track record, our business expansion into multimedia production and free TV subject to license grant, is a new line of business for us, for which we lack direct experience, thereby making forecasting much more difficult; and

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

Special note on our financial information presented in this annual report

Our consolidated financial statements as of and for the years ended August 31, 2008, 2009, 2010 and 2011 included in this annual report on Form 20-F have been prepared in accordance with IFRSs as issued by the International Accounting Standards Board, or the IASB. Pursuant to the requirement under IFRS 1: First-Time Adoption of International Financial Reporting Standards, or IFRS 1, the date of our transition to IFRSs was September 1, 2007, which is the beginning of the earliest period for which we presented full comparative information in our consolidated financial statements in our annual report for the year ended August 31, 2009. With due regard to our accounting policies in previous periods and the requirements of IFRS 1, we have concluded that no adjustments were required to the amounts reported under HKFRSs as of September 1, 2007 or in respect of the year ended August 31, 2008.

In accordance with rule amendments adopted by the U.S. Securities and Exchange Commission, or the SEC, which became effective on March 4, 2008, we are not required to provide reconciliation to U.S. GAAP.

PART I

ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 KEY INFORMATION

A.	Selected financial data

City Telecom’s historical financial information

The following table presents selected historical financial data of our Company as of and for each of the years in the five-year period ended August 31, 2011. Except for amounts presented in U.S. dollars, the selected historical consolidated income statement data and other financial data for the years ended August 31, 2009, 2010 and 2011 and the selected historical consolidated balance sheet data as of August 31, 2010 and 2011 set forth below are derived from, should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements, including the related notes, included elsewhere in this annual report on Form 20-F. The selected historical consolidated income statement data for the years ended August 31, 2007 and 2008 and the selected historical consolidated balance sheet data as of August 31, 2007, 2008 and 2009 set forth below are derived from our audited consolidated financial statements that are not included in this annual report on Form 20-F. Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board.

Selected consolidated income statement data:

	For the year ended August 31,
	2008	2009	2010	2011	2011
	HK$	HK$	HK$	HK$	US$
	(Amounts in thousands except per share data and number of ordinary shares)
Revenue:
- FTNS business	1,011,038	1,230,880	1,356,098	1,484,324	190,601
- IDD business	291,943	247,359	218,589	197,134	25,314

Total operating revenue	1,302,981	1,478,239	1,574,687	1,681,458	215,915

Network costs and costs of sales:
- FTNS business	(103,524)	(107,670)	(144,347)	(177,302)	(22,767)
- IDD business	(74,843)	(67,459)	(50,945)	(35,013)	(4,496)

Total network costs and costs of sales	(178,367)	(175,129)	(195,292)	(212,315)	(27,263)

Other operating expenses	(966,094)	(1,037,964)	(1,105,604)	(1,097,164)	(140,886)

Interest expense, net	(59,541)	(50,258)	(10,863)	(2,993)	(384)
Other income/(expense), net	9,393	36,671	(3,383)	3,883	499
Income taxes benefit/(expense)	16,818	(38,730)	(42,679)	(58,954)	(7,570)

Net income	125,190	212,829	216,866	313,915	40,311

Basic earnings per share (cents)	19.7	32.4	30.7	40.8	5.2
Diluted earnings per share (cents) (note 1)	19.0	31.8	29.4	39.6	5.1
Dividends per share attributable to the year (cents)	6.0	19.0	20.0	30.0	3.9
Weighted average number of ordinary shares	634,015	657,201	706,605	768,807	768,807
Diluted weighted average number of ordinary shares (note 2)	657,997	668,384	736,616	792,799	792,799

Selected consolidated balance sheet data:

	As of August 31,
	2008 HK$	2009 HK$	2010 HK$	2011 HK$	2011 US$
	(Amounts in thousands)
Total assets	2,093,410	1,790,408	2,251,549	2,264,462	290,778

10-year senior notes due 2015	(683,242)	(162,586)	—	—	—
Long-term bank loan - unsecured	—	—	(123,567)	—	—
Finance lease obligations – non-current portion	(255)	(530)	(393)	(288)	(37)
Derivative financial instrument	—	—	(11,293)	(11,564)	(1,485)
Finance lease obligations – current portion	(121)	(202)	(212)	(105)	(13)
Other liabilities	(377,185)	(398,563)	(427,545)	(455,124)	(58,443)

Total liabilities	(1,060,803)	(561,881)	(563,010)	(467,081)	(59,978)

Net assets	1,032,607	1,228,527	1,688,539	1,797,381	230,800

Share capital	65,062	66,418	76,500	77,191	9,912
Share premium	670,717	681,208	1,074,997	1,083,495	139,131
Reserves	296,828	480,901	537,042	636,695	81,757

Total shareholders’ equity	1,032,607	1,228,527	1,688,539	1,797,381	230,800

Other financial data:

	For the year ended August 31,
	2008 HK$	2009 HK$	2010 HK$	2011 HK$	2011 US$
	(Amounts in thousands)
EBITDA (note 3)	377,964	508,058	469,437	594,059	76,283
Net cash inflow from operating activities	381,991	536,771	485,340	585,899	75,235
Net cash outflow from investing activities	(147,750)	(176,488)	(306,254)	(414,189)	(53,186)
Net cash (outflow)/inflow from financing activities	(345,978)	(561,292)	178,307	(343,112)	(44,059)
Capital expenditures (note 4)	211,684	286,734	344,844	449,196	57,681

We believe that the most directly comparable measure to EBITDA is net cash provided by operating activities. The following table reconciles our net cash inflow from operating activities, the most directly comparable financial measure calculated and presented in accordance with IFRSs, to our definition of EBITDA on a consolidated basis for the years ended 2008, 2009, 2010 and 2011.

	For the year ended August 31,
	2008 HK$	2009 HK$	2010 HK$	2011 HK$	2011 US$
	(Amounts in thousands)
EBITDA	377,964	508,058	469,437	594,059	76,283
Depreciation and amortization	(210,051)	(206,241)	(199,029)	(218,197)	(28,018)
Interest expense, net	(59,541)	(50,258)	(10,863)	(2,993)	(384)
Income taxes benefit/(expense)	16,818	(38,730)	(42,679)	(58,954)	(7,570)

Net income	125,190	212,829	216,866	313,915	40,311
Depreciation and amortization	210,051	206,241	199,029	218,197	28,018
Amortization of deferred expenditure	33,777	53,160	48,621	37,873	4,863
Income taxes (benefit)/expense	(16,818)	38,730	42,679	58,954	7,570
Interest income	(15,596)	(4,869)	(11,372)	(3,366)	(432)
Interest element of finance lease	34	27	42	30	4
Interest, amortization and exchange difference on senior notes	72,640	49,214	6,069	—	—
Interest on other borrowings	3,428	885	3,260	3,473	446
Amortization of upfront cost on bank loan	—	—	192	182	23
Interest expense on bank loan	—	—	1,379	1,152	148
Change in fair value of derivative financial instruments	—	—	11,293	271	35

Write-off of upfront costs upon settlement of long-term bank loan	—	—	—	1,251	161
Realized gain on long term bank deposit	(1,185)	—	—	—	—
Loss/(gain) on disposal of fixed assets	1,431	1,016	(1,375)	1,008	129
Equity settled share-based transaction	4,204	4,768	5,347	4,652	597
Realized loss on derivatives financial instruments	1,039	—	—	—	—
Realized and unrealized gain on other financial assets	(3,284)	(189)	—	—	—
(Gain)/loss on extinguishment of senior notes	(2,582)	(31,371)	9,650	—	—
Taxation paid	(4,250)	(1,732)	(3,013)	(3,012)	(387)
Change in long term receivable and prepayments	1,346	(505)	917	1,073	138
Change in working capital, net	(27,434)	8,567	(44,244)	(49,754)	(6,389)

Net cash inflow from operating activities	381,991	536,771	485,340	585,899	75,235

Operating data:

	As of and for the year ended August 31,
	2008	2009	2010	2011
FTNS subscriptions:
- Broadband Internet access	316,000	391,000	526,000	590,000
- Local VoIP	329,000	382,000	431,000	476,000
- IP-TV	156,000	170,000	153,000	181,000
Total	801,000	943,000	1,110,000	1,247,000
Registered international telecommunications accounts (note 5)	2,336,000	2,383,000	2,445,000	2,488,000
IDD outgoing minutes (in thousands)	574,000	487,000	464,000	412,000

Notes:

(1)	Diluted earnings per share is computed by dividing the net income by the diluted weighted average number of ordinary shares at the end of the year.

(2)	The diluted weighted average number of ordinary shares have been computed after adjusting for the effects of all dilutive potential ordinary shares.
(3)	EBITDA for any period means, without duplication, net income for such period, plus the following to the extent deducted in calculating such net income: interest expense, income taxes, depreciation and amortization expense (excluding any such non-cash charge to the extent it represents an accrual of or reserve for cash charges in any future period or amortization of a prepaid cash expense that was paid in a prior period not included in the calculation), less interest income. EBITDA is not a measure of performance under IFRSs. We believe that EBITDA is an additional measure utilized by investors in determining a borrower’s ability to meet debt service requirements. However, EBITDA does not represent, and should not be used as a substitute for, net earnings or cash flows from operations as determined in accordance with IFRSs, and EBITDA is not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of EBITDA may differ from that of other companies.
(4)	Capital expenditures represent additions to fixed assets and include non-cash transactions.
(5)	Registered accounts refer to international telecommunications customers that have a valid account. Account holders may or may not be active users of our services.

Selected Consolidated Income Statement:

For the year ended August 31,
2007 HK$
(Amounts in thousands except per share data)
HKFRS

Revenues:
Fixed telecommunications network services	816,800
International telecommunications services	324,470

Total operating revenue	1,141,270

Network costs and costs of sales:
Fixed telecommunications network services	(103,795)
International telecommunications services	(110,796)

Total network costs and costs of sales	(214,591)
Other operating expenses	(834,104)

Income from operations	92,575
Interest expense, net	(64,833)
Other income, net	3,149
Income taxes expense	(2,026)

Net income	28,865
Basic earnings per share (cents)	4.7
Diluted earnings per share (cents) (note 1)	4.6
Dividends declared per share (cents)	8.0
Weighted average number of shares	614,840
Diluted weighted average number of shares (note 2)	631,319

For the year ended August 31,
2007 HK$
(Amounts in thousands except per share data)
U.S. GAAP
Total operating revenue	1,141,270
Total operating expenses	(1,048,695)
Net income	28,865
Basic earnings per share (cents)	4.7
Diluted earnings per share (cents) (note 1)	4.6
Dividends declared per share (cents)	8.0
Weighted average number of shares	614,840
Diluted weighted average number of shares (note 2)	631,319

Selected Consolidated Balance Sheet Data:

As of August 31,
2007 HK$
(Amounts in thousands)
HKFRS
Total assets	2,161,133
Debt	(952,593)
Finance lease obligation	(1,210)
Other liabilities	(303,448)

Total liabilities	(1,257,251)

Net assets employed	903,882

Share capital	61,650
Share premium	622,433
Reserves	219,799

Total shareholders’ equity	903,882

As of August 31,
2007 HK$
(Amounts in thousands)
U.S. GAAP
Total assets	2,189,086
Total liabilities	(1,279,587)
Net shareholders’ equity	909,499

Other Financial Data:

For the year ended August 31,
2007 HK$
(Amounts in thousands)
HKFRS
EBITDA (note 3)	353,827
Net cash provided by operating activities	383,999
Net cash provided by investing activities	114,053
Net cash used in financing activities	(109,504)
Capital expenditures (note 4)	132,250

We believe that the most directly comparable measure to EBITDA is net cash provided by operating activities. The following table reconciles our net cash provided by operating activities under HKFRS to our definition of EBITDA on a consolidated basis for fiscal 2007.

For the year ended August 31 2007 HK$ (Amounts in thousands)
EBITDA (note 3)	353,827
Depreciation and amortization	(258,103)
Interest expense, net	(64,833)
Income taxes expense	(2,026)

Net income	28,865
Depreciation and amortization	258,103
Amortization of deferred expenditure	15,580
Income taxes expense	2,026
Interest income	(22,671)
Interest, amortization and exchange difference on senior notes	89,879
Other borrowing costs	(739)
Loss on disposal of fixed assets	1,714
Equity settled share-based transaction	5,727
Realized and unrealized loss on derivatives financial instruments	806
Unrealized gain on other investments	(1,887)
Taxation paid	(2,171)
Change in long term receivable	5,600
Change in working capital, net	3,167

Net cash flow provided by operating activities	383,999

Operating Data:

As of and for the year ended August 31,
2007
FTNS Subscriptions:
Broadband Internet Access	247,000
Local VoIP	308,000
IP-TV	128,000

Total	683,000

Registered international telecommunications accounts (note 5)	2,331,000
IDD outgoing minutes (in thousands)	659,000

Notes:

(1)	Diluted earnings per share is computed by dividing the net income by the diluted weighted average number of ordinary shares at the end of the year.
(2)	The diluted weighted average number of shares have been computed after adjusting for the effects of all dilutive potential ordinary shares.

(3)	EBITDA for any period means, without duplication, net income for such period, plus the following to the extent deducted in calculating such net income: interest expense, income taxes, depreciation and amortization expense (excluding any such non cash charge to the extent it represents an accrual of or reserve for cash charges in any future period or amortization of a prepaid cash expense that was paid in a prior period not included in the calculation), less interest income. EBITDA is not a measure of performance under HKFRS or U.S. GAAP. We believe that EBITDA is an additional measure utilized by investors in determining a borrower’s ability to meet debt service requirements. However, EBITDA does not represent, and should not be used as a substitute for, net earnings or cash flows from operations as determined in accordance with HKFRS or U.S. GAAP, and EBITDA is not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of EBITDA may differ from that of other companies.
(4)	Capital expenditures represent additions to fixed assets and include non-cash transactions.
(5)	Registered accounts refer to international telecommunications customers that have a valid account. Account holders may or may not be active users of our services.

Exchange rate information

The Hong Kong dollar is freely convertible into other currencies (including the U.S. dollar). Since 1983, the Hong Kong dollar has been officially linked to the U.S. dollar and the current rate is US$1.00 to HK$7.80. Despite the efforts of the HKMA, to keep the official exchange rate stable, the market exchange rate of the Hong Kong dollar against the U.S. dollar continues to be influenced by the forces of supply and demand in the foreign exchange markets. Furthermore, the official exchange rate is itself subject to fluctuations and can be reset in circumstances where the secondary foreign exchange markets move beyond the HKMA’s ability to back the official rate with foreign reserves.

Exchange rates between the Hong Kong dollar and other currencies are influenced by the rate between the U.S. dollar and the Hong Kong dollar.

The following table sets forth the average, high, low and period-end exchange rate between the Hong Kong dollar and the U.S. dollar (in Hong Kong dollars per U.S. dollar) for the fiscal periods indicated:

	Average	High	Low	Period-end
	(note) HK$	HK$	HK$	HK$
Fiscal 2007	7.8029	7.8289	7.7665	7.7968
Fiscal 2008	7.7915	7.8159	7.7497	7.8036
Fiscal 2009	7.7550	7.8094	7.7495	7.7505
Fiscal 2010	7.7646	7.8040	7.7495	7.7781
Fiscal 2011	7.7776	7.8087	7.7506	7.7876
June 2011	7.7850	7.7976	7.7767	7.7814
July 2011	7.7892	7.7964	7.7802	7.7942
August 2011	7.7965	7.8087	7.7876	7.7876
September 2011	7.7943	7.8040	7.7830	7.7840
October 2011	7.7774	7.7884	7.7634	7.7641
November 2011	7.7809	7.7957	7.7679	7.7730
December 2011 (through December 9, 2011)	7.7727	7.7817	7.7676	7.7817

Note:	The average rates on the last business day of each month during the relevant fiscal year period or the average rates for each business day during the relevant monthly period.

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

You should carefully consider the risks described below and other information contained in this annual report before making an investment decision. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, may also impair our business operations. We cannot assure you that any of the events discussed in the risk factors below or any other events that has not been so identified will not occur. If they do, our business, financial condition or results of operations could be materially adversely affected.

Risks relating to our business and operations

In light of the intense competition in our target markets, we cannot assure you that our revenues and net profit will continue to grow.

We derive our total revenues from our FTNS business and our IDD business. Our FTNS business primarily consists of broadband Internet access, local VoIP, IP-TV and corporate data services, while our IDD business primarily consists of direct dial, international calling cards and mobile call forwarding services. Our total revenues increased by 6.8% to HK$1,681.5 million in fiscal 2011 from HK$1,574.7 million in fiscal 2010, and our net profit increased by 44.8% to HK$313.9 million in fiscal 2011 from HK$216.9 million in fiscal 2010. The increase in net profit in fiscal 2011 was primarily due to increased contribution from our FTNS business and finance cost savings of HK$15.9 million as a result of the full year impact of the repurchase and redemption of our outstanding 10-year senior notes in fiscal 2010.

Although revenue from our FTNS business increased by 9.5% in fiscal 2011, we cannot assure you that we will be able to maintain such revenue and profit growth. The increase in revenue of our FTNS business was primarily due to an increase in our broadband subscription base by 12.2% as a result of our “Member-Get-Member” marketing campaigns between November 2009 to August 2010, which reduced the price for our symmetric 100 Mbps service by half to HK$99 per month, in exchange for an enlarged customer base and a subsequent increase in the price for the same service following the termination of the “Member-Get-Member” marketing campaigns since September 1, 2010. We cannot assure you whether our revenues and net profit will continue to grow as a result of such price increase due to intense competition in our industry. The growth of our subscription base will depend on our ability to continue to expand our network coverage and to operate in a highly competitive market.

Further, revenue from our IDD business decreased by 9.8% in fiscal 2011. The decrease was primarily due to a decrease in the total number of airtime minutes by 11.2%. On our IDD service, our strategy is to focus on cash flow rather than market share. Due to increasing competition, we expect our IDD business will continue to experience pressure on tariff rates and to contribute to a smaller portion of our revenue and net profit over time.

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

•

The Hong Kong government may continue to issue new wireless and wire-line FTNS Licenses. For instance, 270 PNETS Licenses had been issued in Hong Kong as of December 31, 2010 for the provision of “external telecommunications services” (as defined in OFTA’s Determination as of December 30, 1998). Some of these licenses are held by subsidiaries of major foreign telecommunications providers, which have competitive advantages over us due to their global presence , financial resources and size.

•

Around December 31, 2007, Television Broadcasts Limited and Asia Television Limited, commonly known as TVB and ATV, respectively, the only two licensed domestic free television program broadcasters in Hong Kong, launched their digital terrestrial television services and have since broadened such services to cover an increasingly large percentage of the viewing public in Hong Kong. As of December 13, 2011, their services offered a total of 11 free channels in both standard and high definition. This improvement in the quality of free television may result in a reduction in the number of subscribers for pay-television services.

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

•

New technology, such as the possible development of 4G wireless data networks as a substitute for fiber-based services, or other trends in the telecommunications industry, could have an adverse effect on the services we currently offer. For example, traditional fixed line home telephones are being replaced by mobile telephones and/or VoIP services. Technology substitution from global VoIP providers, some of which offer free PC-to-PC based international calls, is also becoming more prevalent. Increased adoption of such competing technology may lead to a decline in our revenues and profitability.

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

The development of our Next Generation Network and our multimedia production and distribution business requires significant capital expenditures, which may not be available on terms satisfactory to us or may impose a burden on our other business activities.

Our business is capital intensive. We need to continue to devote substantial resources in infrastructure construction and upgrade to provide consistent and high quality services. In particular, because we deliver our fixed telecommunications network services through our self-owned Next Generation Network, we have made, and will continue to make, capital investments in the expansion and upgrade of this network and the development of various telecommunications services. We incurred total capital expenditures of approximately HK$449.2 million in fiscal 2011 including HK$50.1 million for a parcel of land and related costs for constructing our multimedia production and distribution centre which is expected to be completed within 36 months.

Excluding our business expansion into multimedia production and free TV subject to licensing, we expect to incur capital expenditures ranging from approximately HK$320 million to HK$350 million in fiscal 2012, a large majority of which will be spent on the continued expansion and upgrade of our network. Once we achieved our 2.0 million homes pass target, we expect our core capital expenditure on the telecom business to turnover ratio gradually reduce to mid teens percentage of turnover in order to maintain our Next Generation Network. However, the telecom industry is exposed to rapidly evolving technology changes which may pose both opportunities and threats to us, for which we may need to respond with additional operating and capital expenditures. We do not have a specific plan to upgrade our network but expect to incur recurring investment for technology upgrade which could be covered by the turnover ratio referenced above. While we intend to fund such expenditures by using our currently available cash as well as cash flow from operations, we may not have adequate capital to fund our projected capital expenditures. Our ability to fund operating and capital expenditures depends significantly on our ability to generate cash from operations. In fiscal 2011, we generated cash from operating activities of HK$585.9 million. However, we cannot assure you that we will be able to sustain our operations in order to generate sufficient cash flows to meet our future requirements. Our ability to generate cash from operations is subject to general economic, financial, industry, legal and other factors and conditions, many of which are outside our control. In particular, our operations are subject to price and demand volatility in the telecommunications industry.

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

•

In developing new services, we are required to continue to make significant investments in our network infrastructure in order to support these services. If we exceed our budgeted capital expenditure and cannot meet the additional capital requirements in time through operating cash flows and planned financings, we may have to delay our projects.

•

Any of our new services may not be commercially successful. The failure of any of our services to achieve commercial acceptance could result in additional capital expenditures or, to the extent that we are required under the applicable accounting standards to recognize a charge for the impairment of assets, could materially adversely affect our financial condition and the results of our operations.

Specifically, we cannot assure you that any services enabled by upgrading and expanding our Next Generation Network will provide us with an acceptable rate of return. This would depend on our ability to accurately identify and respond to emerging consumer trends and demand. We cannot assure you that we can generate satisfactory investment returns on any new service.

We may lose investor confidence in the reliability of our financial statements if we fail to achieve and maintain effective internal control over financial reporting, which in turn could harm our business and adversely affect the trading prices of our ADRs.

The United States Securities and Exchange Commission, or the SEC, as required by Section 404(a) of the Sarbanes-Oxley Act of 2002, or the “Sarbanes-Oxley Act”, adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. Effective from September 21, 2010, the SEC adopted amendments to its rules and forms to conform them to Section 404(c) of the Sarbanes-Oxley Act, as added by Section 989G of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). Section 404(c) provides that Section 404(b) of the Sarbanes-Oxley Act shall not apply with respect to any audit report prepared for an issuer that is neither an accelerated filer nor a large accelerated filer. During fiscal 2010, we became an accelerated filer. Therefore, we are required to have an independent registered public accounting firm to attest to and report on the effectiveness of our internal controls over financial reporting starting from fiscal 2010.

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

Notwithstanding our efforts, our management may subsequently conclude that our internal control over financial reporting is not effective. Further, even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may conclude that our internal control over financial reporting is not effective. If we do not successfully design and implement changes to our internal controls and management systems, or if we fail to maintain the adequacy of these controls as such standards are modified or amended from time to time, we may not be able to comply with Section 404(a) of the Sarbanes-Oxley Act. This could subject us to regulatory scrutiny and penalties that may result in a loss of public confidence in our management, which could, among other things, adversely affect our customer and vendor confidence, stock price and our ability to raise additional capital and operate our business as projected.

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

Our future success is dependent upon the continued service of our key executives and Talents. While we have employment agreements with members of our senior management, we cannot assure you that we will be able to retain these senior management. If one or more of our key personnel were unable or unwilling to continue in their present positions, or if they joined a competitor or formed a competing company, or if they shifted their focus away from Hong Kong operations, we may not be able to replace them easily, our business may be significantly disrupted and our financial condition and results of operations may be materially adversely affected. Furthermore, as our industry is characterized by high demand and increased competition for Talents, we may need to offer higher compensation and other benefits in order to attract and retain key personnel in the future. We cannot assure you that we will be able to attract and retain the key personnel that we will need to achieve our business objectives.

Our ability to further expand the coverage of our Next Generation Network may be limited by the physical limitations or our ability to obtain access rights in certain buildings.

Our Next Generation Network has the capability of providing value-added broadband services and content that combine voice, data and images with increased efficiency and flexibility. As part of our strategy to grow our FTNS business, we plan to increase the coverage of our Next Generation Network from the current number of 1.94 million residential homes pass as of August 31, 2011 to our target of 2.0 million residential homes pass by the end of 2011. To connect our Next Generation Network to a new physical site, we need to install fibre-to-the-home or fibre-to-the-building with Category-5e copper wiring, which we refer to as “in-building wiring”. Our expansion plan may be hindered because the installation of in-building wiring is subject to the following constraints:

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

We rely on third parties for the supply of network equipment. Further, because an IP set-top box must be installed in order to access our IP-TV services, we must have an adequate supply of such installation equipment on hand for delivery to our customers in a timely manner.

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

We cannot assure you that the license of domestic free television program service license will be granted to us and our new business in the provision of domestic free television program will generate revenue in short period of time or become profitable in long run

On December 31, 2009, we submitted an application for the domestic free television program service license in Hong Kong to the HKBA. If granted, such license would allow us to provide free television program services in Hong Kong. As of December 13, 2011, our application for such license is still pending. If granted, we will incur additional expense for program production before we can generate revenue. In addition, given that Television Broadcasts Limited has dominance in viewership, we cannot assure that we can generate revenue in a short period of time and become profitable in the long run.

If we cannot manage our business expansion in multimedia production, our operating results could be adversely affected.

We target to invest HK$600 million to build a multimedia center plus incur additional expenditure to produce drama series and a variety of TV contents for broadcasting in Hong Kong to generate advertising revenues within Hong Kong and for sale to international markets. Contrary to our telecommunications business with 19 years of operational track record, we lack direct experience in this new business.

Our ability to manage the expansion in the multimedia production business will depend on our ability to:

•	build our infrastructure on schedule and within budget;

•	manage to produce contents with good quality to our customers;

•	develop effective marketing channels in Hong Kong and international markets;

•	control operational costs and maintain effective quality controls; and

•	obtain the free television program service license for broadcasting in Hong Kong.

Our failure to achieve any of the above could increase our costs of operation and investments, thus affecting our operating results adversely.

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

The Hong Kong telecommunications industry is undergoing continuous regulatory reform. Our business and results of operations may be adversely affected by changes in the telecommunications regulations, especially in the following areas:

•

In July 2004, a new provision of the Telecommunications Ordinance came into force. This anti-competition provision specifically regulates the conduct of all carrier licensees (in particular merger and acquisition transactions) in the Hong Kong telecommunications industry by giving OFTA the power to review the conducts and transactions concerning carrier licensees and to take appropriate actions if it determines that the transaction would, or is likely to, prevent or substantially lessen competition in a telecommunications market. OFTA has the power under this provision to conduct an investigation into any questionable transaction. It might consent to the transaction (unconditionally or subject to any conditions it deems appropriate) or reject the transaction outright. The decision of OFTA will take into account whether the transaction will adversely affect the public interest and benefit. This provision may have an adverse effect on our ability to grow our business through mergers and acquisitions.

•

We offer local VoIP services through our Next Generation Network under HKBN’s FTNS License. Following the conclusion of a public consultation on the regulation of Internet Protocol Telephony Services, OFTA issued a statement on June 20, 2005, setting out its views and decisions on the regulatory and licensing framework for the provision of VoIP services, including the creation of a licensing framework, conformance to the existing system of assigning telephone numbers, imposition of interconnection charges and establishing guidelines with respect to the quality of services.

•

We offer fixed but not mobile telecommunications network services. OFTA has implemented a new fixed-mobile convergence licensing practice by way of the UC License. The UC License regime, which began on August 1, 2008, seeks to replace the existing four classes of carrier licenses for the provision of fixed and mobile services with a simple license. Going forward the UC License will be the only carrier license to be issued for the provision of fixed, mobile and/or converged services. Existing carrier licenses will remain effective until their expiry date. Licensees can choose to apply to convert their existing licenses to UC Licenses before then or apply for a UC License upon expiry. This regulatory change, together with the development of new technologies, may further accelerate the convergence of fixed and mobile telecommunications services, resulting in more structural competition between fixed-line and mobile telecommunications operators. As we do not have a mobile license, and are not currently authorized to provide mobile services, our ability to compete may be hindered by our inability to offer such services independently.

•

We provide our IP-TV services over our Next Generation Network under HKBN’s FTNS License. The Hong Kong government has indicated that because our IP-TV services are carried over the Internet, we are exempted under the Broadcasting Ordinance from the requirement to obtain a domestic pay-television program service license. However, the Hong Kong government’s Communications and Technology Branch has informed us that the government is considering a review of the broadcasting regulatory regime and may introduce changes to the existing regulatory framework, including the existing exemption in the Broadcasting Ordinance. As a result, we cannot predict whether the government may require us to obtain a pay-television program service license in the future.

We require licenses from OFTA to provide our services. If one of these licenses is revoked or not renewed or there are substantial changes in its terms and conditions, we may be unable to deliver the services authorized by that license.

We require licenses from OFTA to provide our fixed telecommunications network and international telecommunications services. Our business operations therefore are susceptible to the following changes in the regulatory environment in particular:

•

Our ability to adjust the tariffs for different services is governed by the terms and conditions of the relevant licenses. The licenses, however, are issued under different regulatory frameworks. The differences in regulatory structure for these licenses may constrain our flexibility to respond to market conditions, competition or cost structure.

•

We have been granted a waiver by OFTA to comply with the tariff restrictions contained in HKBN’s FTNS License. If the waiver is revoked, our ability to adjust the tariffs for our fixed telecommunication network services, including our offer of discounts to subscribers from time to time, will be restricted.

•

Our PNETS License is subject to OFTA’s annual renewal. On October 19, 2009, OFTA announced the replacement of the PNETS License by a new class of Services-Based Operator License, Class 3 Modified Services-Based Operator License. On November 10, 2009, the PNETS License of City Telecom was replaced by a Class 3 Modified Services-Based Operator License. On December 7, 2009, the PNETS License of HKBN was replaced by a Class 3 Modified Services-Based Operator License.

•

HKBN’s FTNS License was initially granted in 2000 for a term of 15 years and will expire in 2015. Since OFTA will no longer issue an FTNS License, HKBN will have to apply for a UC License for the provision of fixed telecommunications network services in 2015. However, the discretion whether a UC License will be granted to HKBN continues to rest with OFTA.

•

OFTA’s failure to renew or its revocation of any of these licenses or its amendment of any of the terms and conditions contained in such licenses for any reason would prohibit us from continuing to offer the services authorized by those licenses, which would have a significant adverse impact on our revenues and profitability. In addition, there may be future changes in Hong Kong’s telecommunications regulations or policies that would require us to obtain additional licenses, which could have an adverse impact on our operations.

Our international telecommunications revenues may be adversely affected by increases in carrier charges in China.

In China, tariffs for all domestic and international long distance services offered through public switched telephone networks, leased lines and data services are jointly set by the Ministry of Information Industry of the PRC and the State Development Planning Commission. Certain tariffs payable by us to our carrier partners are based, among other things, on the tariffs set by these agencies with respect to the calls our subscribers make to persons in China. In fiscal 2011, approximately 80% of our international call traffic volume was to China. We cannot predict the timing, likelihood or magnitude of any tariff adjustments that may be imposed by the Ministry of Information Industry of the PRC and the State Development Planning Commission, nor can we predict the extent or potential impact upon our business of any future tariff increases. Such increases may lead to a decrease in traffic, reduce our revenues and adversely affect our business and results of operations. In addition, if we are unable to effectively manage the increased network costs, the profit margins of our IDD business could be adversely affected.

As approximately 50% of our Talents are located in Guangzhou, China, changes in Chinese labor or business laws may significantly affect our operations and our ability to serve our Hong Kong based customers.

Our call center in Guangzhou employs over 1,500 Talents and is an important resource to us. We are therefore significantly affected by the laws and regulations governing foreign companies with operations in China. As the Chinese legal system develops, changes in such laws and regulations, their interpretation or their enforcement may lead to restrictions on our ability to hire and retain our Talents in China, which could impact our ability to provide services to our Hong Kong-based customers.

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

Our Chairman and Vice Chairman each have an indirect ownership interest in our Company through Top Group International Limited, which, as of December 13, 2011, held approximately 43.98% of the Company’s shares, of which 42.12% and 27.06% was owned by our Chairman and Vice Chairman, respectively. Top Group International Limited is a special purpose vehicle incorporated in the British Virgin Islands. Its board of directors consists of Mr. Wong and Mr. Cheung. Mr. Wong and Mr. Cheung have entered into a voting agreement pursuant to which they agreed to vote the 339,814,284 shares held by Top Group International Limited, the 7,145,289 shares held by Mr. Wong individually, and the 44,286,159 shares held by Mr. Cheung individually, collectively as a group. We cannot make assurances that our Chairman or Vice Chairman will not take actions that may not be in the best interests of our other shareholders.

ITEM 4 INFORMATION ON THE COMPANY

A. History and development of the Company

The legal and commercial name of our Company is City Telecom (H.K.) Limited. We were incorporated on May 19, 1992 under the Hong Kong Companies Ordinance and is a limited liability company. Our registered office is located at Level 39, Tower 1, Metroplaza, No. 223 Hing Fong Road, Kwai Chung, New Territories, Hong Kong, telephone (852) 3145-6888. Our agent for U.S. federal securities laws purposes is CT Corporation System, 111 Eighth Avenue, New York, NY 10011.

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

In January 1999, we became the first company in Hong Kong to obtain a PNETS License. This license gives us the right to offer international telecommunications services using ISR method and has had a significant positive impact on our international telecommunications revenues. We incorporated HKBN in Hong Kong in August 1999 and launched our broadband Internet access services in March 2000. In addition, we began providing local VoIP services in April 2002, IP-TV services in August 2003, and corporate data services in July 2004 using our Next Generation Network. The network has the capability of providing value-added broadband services and content that combine voice, data and images with increased efficiency and flexibility.

We believe that one of the cornerstones of our success has been our ability to quickly expand our service offerings when changes in regulation or technology have provided us with an opportunity to do so. Some of the key events in our history and development include the following:

•	In October 2006, our Liu Xiang “Be Ahead of Yourself” marketing campaign won the “Certificate of Excellence” of HKMA/TVB Awards for Marketing Excellence 2006.

•	In February 2007, we launched our “bb50 and bb200” symmetric residential broadband service supported by our special duty unit (“SDU”), personalized customer care service.

•	In June 2007, we were awarded “Best Retention Strategies” at the Hong Kong HRM Awards 2007.

•	In July 2007, we were awarded “Integrated Support Team” of the year at the Asia Pacific Customer Service Consortium Customer Relationship Excellence Awards.

•

In September 2007, we launched “Fibre-To-The-Home” residential broadband service, “FibreHome100”, “FibreHome200” and “FibreHome1000”. As the same time, we upgraded our entry level service broadband Internet access from 10 Mbps to 25 Mbps.

•	In January 2008, we began to offer our “Dual Mode High Definition Terrestrial TV Receiver and IPTV Set-Top Box” to all of our customers in Hong Kong.

•	In February 2008, we were awarded contract for the provision of payphone service at the Hong Kong International Airport.

•	In September 2008, we launched the National Geographic Channel’s first ever interactive channel.

•	In June 2009, we launched the first online broadband service registration platform in Hong Kong.

•	In November 2009, we accepted the Innovation in Recruitment award and Champion of HR award at the Hong Kong HRM Awards 2009.

•	In December 2009, we shattered the one-million mark for fixed telecommunications network services subscriptions.

•	In March 2010, we launched our “bb100” symmetric broadband and WiFi services at Hong Kong International Airport.

•	In April 2010, we launched our 1Gbps symmetric residential broadband service at HK$199 per month.

•	In December 2010, we launched “Music One”, a high definition online music portal.

B.	Business overview

Principal Activities

We are a Hong Kong-based provider of residential and corporate fixed telecommunications network and international telecommunications services. We specialize in the residential mass market and small-to-medium corporate and enterprise market segments. The majority of our revenues are derived from business conducted in Hong Kong.

We derive our revenues from two business segments: FTNS and IDD. A breakdown of our revenues is as follows:

	For the year ended August 31,
	2009	2010	2011
	HK$	HK$	HK$
	(Amounts in thousands)
Revenue
FTNS business	1,230,880	1,356,098	1,484,324
IDD business	247,359	218,589	197,134

Total operating revenue	1,478,239	1,574,687	1,681,458

•	FTNS business. Our FTNS business involves the provision of fixed telecommunications network services through our self-owned Next Generation Network. Such services include the following:

•	high-speed broadband Internet access services at symmetric upstream and downstream access speeds of 25 Mbps to 1000 Mbps;

•	fixed line local telephony services using VoIP technology;

•

IP-TV services consisting of more than 110 channels, including self-produced news, children’s programs, international drama, movies and documentaries and local interest programming, using our IP platform; and

•	corporate data services, including the provision of dedicated bandwidth to corporate customers.

As of August 31, 2011, we had a total of approximately 1,247,000 subscriptions for our fixed telecommunications network services, consisting of 590,000 broadband Internet access, 476,000 local VoIP and 181,000 IP-TV services subscriptions.

•

IDD business. Our IDD business involves the provision of international telecommunications services. Such services include direct dial services, international calling cards and mobile call forwarding services in Hong Kong and Canada. As of August 31, 2011, the customer base for our total international telecommunications services consisted of approximately 2.5 million registered accounts.

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

We believe that our demonstrated success is primarily due to our ability to capitalize on the following key strengths:

•

Focus on the Residential Mass, Small-To-Medium Corporate and Enterprise Market Segments and Certain High Bandwidth Demand Organizations in the Hospitality, Education and Finance Sectors. We focus on offering high-bandwidth services to the residential mass, small-to-medium enterprise markets and high bandwidth demand organizations in the hospitality, education and finance sectors in Hong Kong, which we believe have significant growth potential. We price our services attractively on a value-for-bandwidth basis and at the same time offer bandwidth advantages over comparable service offerings by our competitors. Our IP-TV services focus on the residential mass market by providing Chinese-language content that targets the Chinese-speaking population of Hong Kong. We have also strengthened our English language content over the past year to increase our competitiveness by adding Disney Channels, Discovery Channels, National Geographic, AXN, Bloomberg and other channels. Such focus has enabled us to quickly grow our subscription base, and we believe this will help us to increase revenues for our services.

•

Leading-Edge Next Generation Network. We believe our self-owned Next Generation Network, a fiber-based backbone, gives us an inherent cost and performance advantage over our competitors. The high capacity of this network has enabled us to offer a suite of services on a single IP network platform. This IP platform is highly scalable, enabling us to offer broadband Internet access, local VoIP, IP-TV and corporate data services over a single network. It is also capable of providing up to 1000 Mbps symmetric broadband Internet access. Whereas our competitors are on a linear improvement path, we can upgrade our fiber-based services logarithmically from 100 Mbps to 1000 Mbps on our existing passive fiber infrastructure, which cannot be accomplished using legacy telephone lines.

•

First Mover Advantage and High Barriers to Entry. Despite the intense competition in the Hong Kong telecommunications industry, the inherent characteristics of the fixed line telecommunications market create a high entry barrier. Accordingly, we believe that our Next Generation Network’s current coverage of 1.94 million residential homes pass, substantially all in densely populated areas, gives us a first mover advantage over our competitors. Competitors who want to replicate our business model to provide a full coverage network that includes remote and difficult-to-reach areas of Hong Kong may encounter technological difficulties. Attempting to deploy Metro Ethernet technology in such locations would significantly increase costs and completion time of such a network. While other telecommunications operators may lay their own fiber-to-the-building, we believe some would encounter significant in-building bottlenecks when attempting to complete an end-to-end network. This is because a majority of Hong Kong’s residential properties have limited space for in-building wiring leading to subscribers’ residences, making it difficult for new entrants to replicate our end-to-end network infrastructure.

Recent Development

On December 31, 2009, we submitted an application for the domestic free television program service license in Hong Kong to the HKBA. If granted, such license would allow us to provide free television program services in Hong Kong. As of December 13, 2011, the grant of such license is still pending.

Aiming to expand its foothold in free TV and multimedia production business, City Telecom establishes a World-class TV, Multimedia Production and Distribution Centre on the land granted by Hong Kong Science and Technology Parks Corporation at Tseung Kwan O Industrial Estate. It will produce drama series and a variety of TV contents, in order to support the development of the Group’s free TV and Multimedia Production Business and the demand and development of the Group’s business partners.

The multimedia centre will have a total estimated gross floor area of approximately 300,000 square feet which will take City Telecom an investment of HK$600 million. It is expected to operate in full gear in 2014. There will be a number of studios of which, the largest one will be sized at 15,000 square feet, exhibition centre for educational purpose, post-production suite with leading facilities and equipment to support Super High-definition and 3D production, as well as administration offices.

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

The table below shows the profile the subscriptions of our fixed telecommunications network services over the past three years:

	As of August 31,
	2009	2010	2011
Broadband Internet access	391,000	526,000	590,000
Local VoIP	382,000	431,000	476,000
IP-TV	170,000	153,000	181,000

Total FTNS subscriptions	943,000	1,110,000	1,247,000

Broadband Internet Access

•

Scope of service. Our broadband Internet access services in Hong Kong are offered through HKBN. We currently offer our residential and corporate customers broadband Internet access speeds of up to 1000 Mbps, but the majority of our customers currently have access speeds of 100 Mbps. We also offer Fiber-to-the-Home, or FTTH, broadband service for 100 Mbps, 500 Mbps and 1000 Mbps. Rather than using Category-5e copper wiring for the last mile, optical fiber is used in FTTH broadband service. Apart from fibre broadband service, most of our customers also choose an array of value added services such as MusicOne - an online High Definition Music Portal, bbWIFI — providing wireless Internet access through more than 5,500 hotspots , Game.hkbn.net” — a game point portal that sells various game providers’ cards and merchandises, 2b app — an app for Android and Apple Mobile Device to enjoy free calls between the app and HK fixed/mobile numbers.

We frequently alter our promotions in response to changing market conditions or as a way of attracting additional subscribers.

•

Pricing. We currently offer broadband service plans, namely bb100, FibreHome500, bb1000 and FibreHome 1000 with speeds of 100 Mbps to 1000 Mbps, respectively, for both upload and download, catering to the needs of all users. The monthly fee ranges from HK$169 to HK$199 for unlimited service access. We frequently alter our promotions in response to changing market conditions as a way of attracting additional subscribers.

In addition to the residential packages described above, we have also developed broadband and Metro Ethernet private network service plans that target corporate customers. We offer prepackaged plans that provide access at speeds of up to 1000 Mbps. Corporate customers that subscribe to prepackaged plans pay fixed monthly subscription fees ranging from HK$248 to HK$200,000, depending on bandwidth or solution selected. Our prepackaged plans include on-site training, on-site maintenance support, high capacity data transfer and e-mail services.

•

Competition. There have been new entrants to the Internet access business, but our main competitors are PCCW-HKT, i-Cable and HTHK. PCCW-HKT has been offering broadband Internet access services since May 1998. The incumbent now offers from 1.5Mbps to 1000 Mbps by using ADSL, VDSL and PON technology . PCCW-HKT announced their fiber network in HK covered 3,442 commercial buildings, 1.9M Homes with FTTB or which 1.26M Homes with FTTH. i-Cable also started to deploy 130Mbps downstream service on Hong Kong Islands. HTHK has 1.5M+ home passes. Maximum service speed is up to 1Gbps.

Our main competitors have been in operation longer and may have greater market presence, brand recognition and more financial, technical and personnel resources. In addition, they may have greater network coverage in terms of number of homes pass.

•

Market share. We had approximately 590,000 broadband Internet access subscriptions as of August 31, 2011, which represented a market share of approximately 27% with respect to the total number of broadband Internet access subscribers in Hong Kong.

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

We also offer hardware-based off-network local VoIP services, or “Broadband Phone” services, via the broadband network of other operators. In October 2005, we launched our global software-based VoIP services under the brand “2b”. This service is primarily targeted at the overseas Chinese community, which we believe will enable us to access a wider addressable market with higher tariff compared to the Hong Kong market. To ride on the latest trend of smart phones and tablets, in November 2010, we further launched our 2b app for Apple and Android Devices, which offers greater convenience to users without the need of bringing a laptop or PC. It especially targets those frequent travelers who want to save the voice roaming charges between overseas and Hong Kong.

•

Pricing. We currently charge from HK$68 to HK$118 per month on standalone basis or starting from HK$20 per month. Home Telephony service to be bundled with the subscription of our broadband Internet access services, for our on-network local VoIP services depending on the service plan. And we offer a full range of value added services, including call waiting, caller display and conference call services.

•

Competition. PCCW-HKT is the incumbent and largest fixed telecommunications network operator in Hong Kong. Based on public information, PCCW-HKT had a market share of approximately 61.2% with respect to local telephony services as of June 30, 2011. The remainder of the market is shared among ourselves and three other alternative carriers: HGC, ,Wharf and Hong Kong Broadband Network Limited. The principal basis of competition for local telephony is price and brand name recognition. PCCW-HKT has the highest brand name recognition, but we and the other operators are contending by offering competitively priced local telephony services that provide comparable quality to PCCW-HKT.

•

Market share. As of August 31, 2011, we had 476,000 local VoIP subscriptions. Our market share with respect to local residential and business telephony services was approximately 10% as of August 31, 2011.

IP-TV

•

Scope of service. Our IP-TV services began in August 2003 and include the provision of standard definition and high definition video via our Next Generation Network to an IP set-top box connected to the subscriber’s television set. In May 2007, we renamed our IP-TV services as “bbTV”. “bbTV” currently consists of more than 110 channels, including a self-produced 24-hour news channel and kids education and development channels and turnaround channels from various international content providers such as Sony Entertainment Channels, Disney Channels, Animax, Syfy, Universal and NatGeo, etc. Starting from October 2010, we have offered video-on-demand movies content for customers' selection. It provides the Hollywood movies by charging HK$10 to HK$25 per movie. Customers can enjoy unlimited views within 24 hours after choosing the movie. Since the launch of our IP-TV services in August 2003, we have progressively adjusted our content offerings and valued added components of the services. We consider our IP-TV to be an incremental component of our broadband and VoIP service offerings, rather than a large standalone business.

•

Pricing. We currently bundle our IP-TV service together with our broadband and VoIP services at an additional fee starting from HK$50 per month for this subscription-based pay television service. Because of the scalability of our Next Generation Network infrastructure, the current cost of adding IP-TV services to an existing broadband Internet access or local VoIP subscriber is small.

•

Competition. Our two main competitors in the pay-television business are i-Cable and PCCW-HKT. The pay-television services of i-Cable and PCCW-HKT include a significant amount of exclusive contents, such as Barclays Premier League Football until June 2013, HBO, Cinemax, ESPN and others. We target a different market than these competitors by offering a wide spectrum of content line-up and attractive pricing, both of which we consider critical for successful penetration in the residential mass market. We have also strengthened our English language content and Video-On-Demand contents by adding Disney Channels, Discovery Channels, National Geographic Channels, AXN, Universal Channel, Bloomberg, Mega Threater-on-demand with over 700 Hollywood and Asia movies and other channels over the past year to increase our competitiveness.

TVB and Asia Television Limited (“ATV”) are indirect competitors of our pay-TV services. TVB and ATV account for a substantial proportion of Hong Kong’s television viewership and we market our services as supplemental to theirs. Because TVB and ATV offer primarily subscription-free television services supported by advertising revenues, we expect that their programming is designed to attract the widest possible audience. In contrast, we and the other pay-TV operators rely on monthly subscription fees for most of our revenues. Other competitors include satellite TV operators, such as Star TV, as well as potential competition from direct-to-home broadcasters and broadcasters using digital terrestrial delivery methods.

•	Market share. As of August 31, 2011, we had 181,000 IP-TV subscriptions, representing approximately 7% of the total pay-television subscription base in Hong Kong.

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

•

Competition. PCCW-HKT, HGC, New World, and Wharf T&T are our main competitors in the international telecommunications business. As in previous years, we experienced fierce price competition in Hong Kong during fiscal 2011. This competition drove down the average tariff rates per minute and we expect this price competition to continue in fiscal 2012.

Further, technology substitution from global VoIP providers such as Skype, which offers free PC-to-PC based international calls, is becoming more prevalent.

•

Market share. We experienced a reduction in total traffic volume of 4.7% to 464 million minutes in fiscal 2010 and a further reduction of 11.2% to 412 million minutes in fiscal 2011. The continuing reduction in traffic volume was mainly due to intense competition as some of our integrated competitors offered free or very low cost international direct dial minutes as a customer incentive to gain local fixed line and mobile market share.

Our network infrastructure

Fixed telecommunications network

Our fixed telecommunications network services are delivered over our self-owned Next Generation Network, which allows us to deliver multiple services, including the triple play service of voice, broadband and IP-TV. The coverage of our Next Generation Network is concentrated in Hong Kong’s most densely populated areas, characterized by high-rise apartment buildings with multiple apartments on each floor. The network currently covers approximately 1.94 million residential homes pass, representing approximately 80% of Hong Kong’s total households and also about 1,600 commercial buildings. We plan to extend the coverage of our Next Generation Network to 2.0 million residential homes pass, representing approximately 90% of Hong Kong’s population, and to 1,800 commercial buildings by the end of 2011. As we expand the reach and coverage of our Next Generation Network, we plan to continue introducing new services.

Our Next Generation Network is deployed using Metro Ethernet technology. Metro Ethernet technology is highly cost-effective when access is to be provided to a large number of users in a single building or cluster of buildings and is typically used in commercial buildings in metropolitan areas in other geographical markets. Our Ethernet infrastructure is a system of Category-5e copper wiring that connects our subscribers’ premises to our local area network, or LAN, switches within a residential or commercial building. By keeping our Category-5e copper distance to less than 100 meters we are able to deliver bandwidth of up to 1000 Mbps to our subscribers.

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

Since November 2007, we have been collaborating with one of the largest network solution providers for the deployment of our Next Generation Network using GPON technology. As the reach of GPON is considerably more than 100 meters, it can be a more cost effective solution to expand our Next Generation Network than our Ethernet setup for lower density deployments.

We incurred capital expenditures of approximately HK$344.8 million in fiscal 2010 and HK$449.2 million in fiscal 2011, substantially all of which were made in connection with the construction and upgrade of our infrastructure for the provision of fixed telecommunications network services. In fiscal 2012, we plan to further incur total capital expenditures about HK$320 million to HK$350 million in our fixed telecommunications network service business.

International telecommunications network

Our international telecommunications network consists of a system of switches, self-owned and leased backbone capacity, interconnection arrangements and undersea cables for the transmission of long distance calls and data.

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

•	International telecommunications switching systems. We own four international telecommunications switching systems: two in Hong Kong and two in Canada, one in Vancouver and one in Toronto.

Our two international telecommunications switching systems in Hong Kong handle telephone calls originating or terminating in Hong Kong as well as transit traffic. Our telecommunications network mainly consists of switching equipment supplied by Nortel Networks Limited and compression units supplied by Cisco Systems, Inc. and ECI Telecom Ltd. These systems are programmed to automatically choose the optimal routing for each transmission. Optimal routing is a function of a variety of factors, such as country or territory of origination and destination, communication quality, efficiency and costs, and the capacity of the various communication methods available.

Because our two international telecommunications switching systems in Hong Kong operate independently of each other, if one system breaks down, all transmissions are immediately diverted to another switching system. We have never experienced a period where all systems experienced a failure at the same time since we commenced operations in 1992.

Sales and marketing

We advertise our products and services through our “Fibre Shops”, “on-the-street” marketing kiosks, telemarketing and direct mailing, as well as through Chinese language television, radio, print media and on the Internet.

As of August 31, 2011, we had 16 “Fibre Shops” and a customer service center. We believe these shops can offer our customers convenient access to our wide range of services. We continue to identify new locations to expand our sales network.

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

Maintenance and monitoring

To ensure reliability of our fixed telecommunications network, we continue to maintain our monitoring system, which involves:

•

two separate network operation centers in two different locations that operate 24 hours a day, 7 days a week, providing real-time service monitoring and maintenance services and supported by about 120 operational and field Talents;

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

Research and development activities

As of August 31, 2011, our research and development department in Hong Kong consisted of approximately 25 Talents experienced in systems design, engineering, telecommunications and computer programming. Our research and development department is primarily responsible for assessing and adapting the technology that we employ in upgrading and expanding our Next Generation Network. To identify and develop new market opportunities, our research and development department evaluates new services offered by telecommunications and Internet companies in the United States and elsewhere and works closely with our marketing department for product development. Our research and development expenditures were approximately HK$10.8 million, HK$11.2 million and HK$11.8 million for fiscal 2009, 2010 and 2011, respectively.

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

Our centralized customer service call center is located in Guangzhou, which provides our customer service and back office support services at that location. This enables us to lower our operating costs while continuing to increase our customer service capabilities. As of August 31, 2011, our Guangzhou customer service facility had 1,532 Talents.

Billing and collection

Our credit and collection team is responsible for securing prompt payment from subscribers. Invoices are issued on a monthly or quarterly basis with a specified payment due date. A variety of payment methods are made available to our subscribers, including cash, check, credit card, payment by telephone service, automatic transfer from subscribers’ bank accounts or through Internet banking. Our bad debts expense represented approximately 0.8%, 0.9% and 0.8% of our revenue for each of fiscal 2009, 2010 and 2011, respectively.

We maintain tight collection procedures, including periodic reminder notices, and impose a charge of HK$10 or a fee of 1.5% to 2.5% per month on outstanding overdue amount for late payment. We have the right to charge the outstanding overdue amount to the subscriber’s pre-registered credit card account for any amount overdue or if applicable, deduct such amount from the subscriber’s application deposit. Moreover, we generally suspend an account when the amount overdue is not settled within our prescribed period. If payment is still not settled after we suspend the account, further recovery actions including court proceedings and/or the use of collection agencies will be taken.

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

Our primary regulator is OFTA, whose responsibility and functions include regulating and licensing telecommunications network services and regulating the telecommunications markets in Hong Kong, including the issuance of non-exclusive licenses; the determination of terms of interconnection; promotion of fair competition in the telecommunications sector; management of the radio frequency spectrum; development of technical standards and customer equipment testing; protection of consumer interests; and the control and administration of the Hong Kong numbering plans (including allocation of numbers or codes). The OFTA is also responsible for the administration of the Telecommunications Ordinance. We are also regulated by HKBA, which administers the Broadcasting Ordinance and makes recommendations to the Chief Executive-in-Council of Hong Kong on applications for broadcasting licenses, as well as on the renewal, suspension and revocation of licenses.

Telecommunications industry

Licensing

It is unlawful to establish or maintain any means of telecommunications, or possess, use or deal with telecommunications apparatus in Hong Kong without a license. OFTA has the authority to grant licenses for all means of telecommunications services and facilities in Hong Kong, including the provision of fixed wireline, public mobile telephone, Internet and satellite services. Furthermore, OFTA has the authority to require a licensee to comply with the terms of its license and any applicable legislation or regulations or codes of practice, and to suspend or revoke licenses to enforce the Telecommunications Ordinance or other rules or regulations or codes of practice to protect the public interest.

Prior to August 1, 2008 the operation of fixed and mobile services were regulated separately under four types of carrier license. Further, a number of other types of licenses permitted a licensee to establish facilities or services of a similar kind.

However, in recognition of the convergence of fixed and mobile services enabling voice, data and multimedia applications to be provided over common core networks, delivered through a range of wireline and wireless customer access networks and which will be accessible from common end-user devices irrespective of whether the users are at fixed locations or on the move with the result that is becoming more difficult to classify a service as a “fixed” or “mobile”, amendment legislation has been passed to create a single unified carrier license (UC License) encompassing both fixed and mobile carrier services. The UC License regime came into operation on August 1, 2008. After that date OFTA will not issue any further fixed or mobile carrier licenses. Instead the UC License is the only carrier license to be issued for the provision of fixed, mobile and/or converged services. In the meantime, existing fixed and mobile licenses continue to be effective until their expiry date. License holders may convert existing fixed or mobile licenses into UC Licenses before their expiry on a voluntary basis or apply for UC Licenses upon the expiry of existing fixed or mobile licenses.

General Licensing Requirements

Generally, a licensee is required to be a company incorporated in Hong Kong (which can be wholly owned by a foreign company) or a foreign company registered in Hong Kong. Currently, there is no foreign ownership restriction on the holder of a telecommunications license under the current regulatory regime.

Non-compliance by a telecommunication licensee with the Telecommunications Ordinance, any subsidiary legislation made pursuant to it, any of the license conditions or any direction issued by OFTA, could result in the revocation or suspension of the relevant license. The Telecommunications Ordinance contains a set of provisions setting forth the procedural steps which OFTA must adhere to prior to revoking or suspending any telecommunications licenses. In addition, the Chief Executive of Hong Kong has the authority, at the recommendation of OFTA, to revoke a telecommunications license at any time if it is in the public interest to do so.

Public Non-Exclusive Telecommunications Services License

A PNETS License is used by OFTA to cover the provision of a number of different telecommunications services where the service provider provides the service to the public using the network of a licensed carrier or by establishing or maintaining transmission facilities within the boundary of a building or property. In practice, the PNETS License is also used as a “sweep-up” license category, where a license is required by virtue of the Telecommunications Ordinance but none of the existing categories are applicable to the means of telecommunications or telecommunications service for which the license is required. With effect from November 30, 2009, the OFTA no longer issue PNETS Licenses to service-based providers using the network of a licensed carrier. As a replacement, all PNETS License will be gradually replaced by the modified Services-Based Operator License, i.e. Class 3 Services-Based Operator License. Holder of Class 1 & 2 Services-Based Operator License is allowed to provide Internet Protocol based telephony services making use of Hong Kong telephone numbers, while Class 3 Services-Based Operator is not allowed.

A Class 3 Services-Based Operator License has a validity period of 12 months and is renewable at the discretion of OFTA on an annual basis upon the payment of a prescribed annual fee, which is currently set at HK$750. Where radio communications apparatus is used, there is an additional variable component calculated by reference to the number of base stations and mobile stations involved.

Since the expiry of PNETS License in December 2009, OFTA granted us a Class 3 Services-Based operator License. The Class 3 Services-Based Operator License presently gives us the right to provide calling card services, ISR services for facsimile and data services, virtual private network services and external telecommunications services over the external telecommunications facilities of other licensed external facilities providers, the scope of service under the Class 3 Services-Based operator License is similar to the PNETS License previously granted to us by OFTA. HKBN also holds a Class 3 Services-Based Operator License, which was issued to us in December 2009. This Class 3 Services-Based Operator License allows us to act as an Internet service provider.

Under the terms of the Class 3 Services-Based Operator License, we and IDD1600 Company Limited, or IDD1600, our wholly owned subsidiary, are required to comply with certain license conditions relating to technical and reporting matters.

FTNS License

A FTNS License authorizes the licensee, among other things:

•	to provide a public fixed telecommunications network service, covering internal services or external services, or both; and

•	to establish and maintain a fixed telecommunications network, which may be wireline-based or wireless-based (Wi-Fi spectrum included), or a combination of both.

A FTNS License is valid for a period of 15 years and is renewable for a further period of not exceeding 15 years at OFTA’s discretion. The amount of license fee payable by a holder of a FTNS License comprises (i) a fixed annual amount of HK$1.0 million; (ii) a variable amount calculated on the basis of the number of customer connections (which is currently set at HK$700 for each 100 customer connections); and (iii) a variable fee calculated by reference to the radio spectrum assigned and used by the license holder.

HKBN currently holds a FTNS License, which was issued to it in February 2000 initially for the operation of a local fixed wireless network. This FTNS License has been subsequently amended three times and presently, HKBN is authorized to operate both local fixed telecommunications networks (wireline and wireless based) and external telecommunications facilities.

Interconnection

OFTA divides interconnection into two main types. The first type is “Type I Interconnection”, which is interconnection between network gateways, such as tandem exchanges, local exchanges or dedicated interconnection gateways, which allow end users on different networks to “communicate” with each other. The second type is “Type II Interconnection”, which is a connection to a fixed carrier’s network at points of the customer access network level (more often referred to as local access or local loop unbundling) allowing the end customer requesting the interconnection to use the customer access network of the fixed carrier to obtain FTNS. OFTA introduced the Type II interconnection policy in 1995 under which the fixed carriers have obligation to provide Type II interconnection at regulated terms and conditions.

On July 6, 2004 the Hong Kong government announced that the mandatory Type II Interconnection policy applicable to telephone exchanges for individual buildings covered by such exchanges, would be gradually withdrawn on a building-by-building basis, applying to buildings already connected to at least two self-built customer access networks, such withdrawal to be fully implemented by a final sunset date of June 30, 2008. Since that time, mandatory Type II Interconnection was to be maintained only in buildings for which it is technically not feasible or economically not viable for an operator to roll out its customer access network.

On July 3, 2008, OFTA issued a statement to confirm that the mandatory Type II Interconnection policy has been successfully withdrawn as from July 1, 2008 as well as to set out the issues to be followed up after its withdrawal. Since that date, interconnection terms including charges have been determined by commercial negotiation between carriers.

On April 27, 2009, OFTA issued a statement on “Carrier-to-Carrier Charging Principles (For Fixed Carrier Interconnections) providing guidance on carrier-to-carrier charging principles for fixed carrier interconnections that the OFTA will rely on when making determination for interconnection between fixed telecommunications networks in Hong Kong.

Competition provisions

Regulation of anti-competitive conduct

Although Hong Kong has never had a general competition code, historically, holders of FTNS Licenses have been prohibited from engaging in anti-competitive conduct, abusing a dominant position in a telecommunications market, or engaging in any discriminatory conduct by certain competition-related license conditions contained in the FTNS Licenses issued by OFTA. In June 2000, the competition provisions of the Telecommunications Ordinance became operational and, as from that time, anti-competitive conduct was prohibited by legislation as well as under the relevant license conditions.

The Telecommunications Ordinance provides an appeal mechanism by the establishment of a Telecommunications (Competition Provisions) Appeal Board. A person or a licensee aggrieved by a decision made by OFTA relating to the competition provisions may appeal to the Telecommunication (Competition Provisions) Appeal Board. Additionally, a third party suffering loss or damage from breach of such competition provisions may bring an action for damages or seek other appropriate remedies against the offending licensee.

Control on mergers and acquisitions

If OFTA determines that the relevant merger and acquisition activity has, or is likely to have, the effect of preventing or substantially lessening competition in a telecommunications market, OFTA is empowered to direct a carrier licensee to take such actions, such as the complete or partial divestiture of the relevant parties’ interests in the merged entity, as OFTA considers necessary, to eliminate or avoid any anti-competitive effect. However, OFTA may not issue such a directive if it takes the view that the public benefit of the merger and acquisition outweighs any detriment caused by a reduction in competition. Any decision made or direction issued by OFTA under the merger and acquisition provision is subject to appeal to the Telecommunications (Competition Provisions) Appeal Board.

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

OFTA has taken an active role in enforcing this prohibition and has developed voluntary codes to assist in this respect. For instance, in February 2010, OFTA issued a “Code of Practice for Communications Service Contracts” (the “Code”) which supersedes the “Code of Practice for the Service Contracts for the Provision of Public Telecommunications Services” issued in November 2004. The Code is a voluntary scheme intended to heighten customer satisfaction levels by improving the provisions used in communications customer contracts. The Code sets out guidelines on, among other things, the style, format and structure of written contracts, the expiry of term contract, termination of contract etc. In addition, the Code requires that an unsolicited contract must provide a cooling-off period of not less than seven days during which the customers may cancel the contract without incurring any payment liability or any other obligation whatsoever. The Code is applicable to all providers of communications service which include the supply of telecommunications services. Service providers pledging compliance with the Code shall publish on their respective website their pledges to the Code. On December 21, 2010, the Code has been adopted by the Communications Association of Hong Kong and the majority of providers, including HKBN, has pledged compliance with the Code.

Apart from the Telecommunications Ordinance, like any company carrying on business in Hong Kong, telecommunications operators are required to comply with applicable Hong Kong consumer protection laws, for example, the Sale of Goods Ordinance (Cap 26), Control of Exemption Clauses Ordinance (Cap 71), Supply of Services (Implied Terms) Ordinance (Cap 457), the Unconscionable Contracts Ordinance (Cap 458) , Personal Data (Privacy) Ordinance (Cap 486), and the Unsolicited Electronic Messages Ordinance (Cap 593).

Regulation of pricing

Currently, the pricing of both FTNS and public non-exclusive external telecommunications services in Hong Kong is regulated by license conditions. However, the regulatory frameworks of each type of services are different.

All Services-Based Operator Licenses contain license conditions requiring the licensees to publish their tariffs and to charge no more than the published tariffs.

Similarly, holders of FTNS Licenses or UC Licenses are prohibited by license conditions from charging more than their published tariffs for their services. The FTNS License/UC License conditions prohibit licensees from offering discounts to their published tariffs and require the licensees to seek approval from OFTA in connection with (i) any revision of published tariffs, (ii) tariffs for any new services or products or (iii) tariffs for any trial services. However, OFTA may grant a waiver of the application of any or all of these restrictions in relation to a relevant telecommunications market if, in the opinion of OFTA, the licensee is not “dominant” in such market. This is known as an ex ante regime.

HKBN has been granted a waiver from all the tariff revision prohibitions contained in its FTNS License and is able to provide discounts and revise its tariffs in all the FTNS markets.

Universal service contribution and local access charge

Under the current regulatory regime, PCCW-HKT has a universal service obligation to provide good, efficient and continuous basic telecommunications services at reasonable cost on a non-discriminatory basis to all persons in Hong Kong. To compensate PCCW-HKT for the expenses of this obligation, certain licensees are required to contribute to such cost, which is referred to as the USC.

On June 8, 2007, OFTA issued a Statement entitled “Review of the Regulatory Framework for Universal Service Arrangement”, which announced the new USC arrangement for funding the cost of universal service obligation. Commencing from May 1, 2009, the USC sharing arrangement based on external traffic volume has been migrated to that based on the number of all telephone numbers allocated which may be assigned to customers for voice services, non-voice services or both voice and non-voice services. Under the new arrangement, local fixed carrier license, local fixed telecommunications network service licensee, mobile carrier licensee, unified carrier licensee authorized to provide local fixed or mobile services, mobile virtual network operator licensee and services-based operator licensee authorized to provide Class 1 or 2 services are the USC contributing parties. In respect of the above, HKBN as a local fixed telecommunications network service licensee is classified as a USC contributing party and is required to pay USC under the regime that was introduced in 2009.

The level of USC is determined by OFTA and is reviewed periodically based on actual cost and revenue and on a customer-by-customer basis. The average rate has declined over the past several years. In accordance with a statement dated April 27, 2010 issued by OFTA, the level for the period from July 1, 2008 to April 30, 2009 is confirmed to be zero cent per minute and OFTA decided that USC contributing parties are not required to pay provisional USC from May 1, 2009 onward until a further review of the USC. Until November 23, 2011, OFTA has not yet released further review of the USC.

Additionally, providers of external telecommunications services, such as holders of Class 3 Services-Based Operator License, including ourselves and IDD1600, are required to pay a local access charge, or LAC, to the local network operators whose network facilities holders of Class 3 Services-based Operator Licenses use to transmit calls to and from their customers’ sites. The level of the LAC is calculated on a per-minute basis and its arrangement is based on the statement dated November 25, 1998 issued by OFTA. Since December 2009, OFTA is conducting a review on the LAC regime, for the time being, the existing LAC arrangement prevails.

Fixed mobile interconnection charge

In June 2007, OFTA determined the FMIC rates for HKBN, which is a fixed network operator, with one of its mobile network operators, China Resources Peoples Telephone Company Limited, or Peoples, at a rate of 4.8 Hong Kong cents per occupancy minute for interconnection from April 1, 2002 to August 31, 2002, 4.22 Hong Kong cents per occupancy minute for interconnection from September 1, 2002 to August 31, 2003 and 2.89 Hong Kong cents per occupancy minute for interconnection from September 1, 2004 to August 31, 2004. In February 2008, HKBN requested OFTA to make a new determination with four mobile network operators on the rate of FMIC payable by these mobile network operators for mobile interconnection service. In September 2008 OFTA indicated that it accepted HKBN’s request for determination. On May 28, 2010, OFTA issued its decision on the determination which set out the rates of mobile interconnection charges payable by the mobile operators under dispute. Based on this determination, we adjusted our revenue related to mobile interconnection charges and interest income during the year ended August 31, 2010. For details, please refer to note 2(b) of our consolidated financial statements.

Fixed Mobile Interconnection Charge, or FMIC, is an interconnection charge for circuit-switched traffic between a fixed network operator and a mobile network operator. OFTA has indicated in its statement published on April 27, 2007, that it will deregulate the existing FMIC arrangement with effect from April 27, 2009. When this occurs, the fixed and mobile network operators would have to adopt a more market driven approach in that parties are expected bilaterally to negotiate a commercially agreed FMIC without OFTA’s intervention.

Since the deregulation of FMIC arrangement on April 27, 2009, HKBN reached agreements with some of the mobile operators on the new settlement arrangements of FMIC. As of December 13, 2011, the discussion with remaining mobile operators on FMIC is still in progress.

Television broadcasting industry

At present, Hong Kong has two licensed domestic free television program broadcasters, TVB and ATV, providing free-to-air broadcasting services. In addition, there are also three licensed domestic pay-TV broadcasters, namely Hong Kong Cable Television Limited, PCCW Media Limited and TVB Pay Vision Limited (formerly known as Galaxy Satellite Broadcasting Limited). HKBN provides TV services over the Internet under its FTNS License, while Star TV continues to provide its services through satellite means under its satellite television uplink and downlink license. Currently, the HKBA is processing applications for a domestic free television program service license from Fantastic Television Limited, HK Television and Entertainment Company Limited and us. As of December 13, 2011, the HKBA has not yet announced its decision for the aforesaid applications.

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

The Secretary for Commerce, Industry and Technology has indicated that on the condition that HKBN continues to provide its service on the platform currently deployed by HKBN, the Hong Kong government does not dispute that HKBN’s service is provided on the “Internet” and is thus exempt. On this basis, HKBN is not required to obtain a pay-television broadcasting license and continues to provide IP-TV services under its FTNS License.

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

Generally, a disqualified person who has complied with the disclosure requirement may apply for a broadcasting license. The Broadcasting Ordinance provides that the Chief Executive of Hong Kong may grant a broadcasting license to a company, including a disqualified person or to a company which has a disqualified person exercising control, over it or to a disqualified person in which another disqualified person exercises control subject to such conditions as the Chief Executive of Hong Kong sees fit.

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

Upon receiving a domestic free television program service license, an unqualified voting controller of our Company will be subject to the restrictions under Section 20(1) of Schedule 1 to the Broadcasting Ordinance. According to Section 20(1) of Schedule 1 to the Broadcasting Ordinance, no unqualified voting controller may hold, acquire, or exercise or cause or permit to be exercised 2% or more of the total voting control of a domestic free television program service licensee without the prior approval of the HKBA. Section 20(3) of Schedule 1 to the Broadcasting Ordinance provides that the HKBA may, in respect of any unqualified voting controller who is in contravention of Section 20(1) of Schedule 1 to the Broadcasting Ordinance, direct such unqualified voting controller in question to cease any such contravening act, the unqualified voting controller will need to seek the requisite approval of the HKBA, if and when the license is granted to our Company. Our Company shall be required to notify the HKBA of the unqualified voting controller pursuant to the directions of the HKBA and sections 22 and 30 of Schedule 1 to the Broadcasting Ordinance

Competition provisions

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

Unlike the regulatory regime for the telecommunications industry, there is no equivalent of a specialized competition appeal board for the television broadcasting industry. A licensee aggrieved by a decision made by the HKBA, may appeal by way of petition to the Chief Executive of Hong Kong.

Program standards and advertising standards

A broadcasting licensee is required to comply with the program standards and the advertising standards published by the HKBA. The latest program standards and the advertising standards were both issued on December 12, 2008.

PRC Regulations

Corporate laws relating to foreign investment

The establishment, operation and management of corporate entities in China are governed by the Company Law of the PRC, or the Company Law, effective in 1994, as amended in 1999, 2004 and 2005, respectively. The Company Law is applicable to our PRC subsidiary CTI Guangzhou Customer Services Co. Ltd. unless the PRC laws on foreign investment have stipulated otherwise.

The establishment, approval, registered capital requirement and day-to-day operational matters of wholly foreign-owned enterprises, such as our PRC subsidiary, CTI Guangzhou Customer Services Co. Ltd., are regulated by the Wholly Foreign-owned Enterprise Law of the PRC effective in 1986, as amended in 2000, and the Implementation Rules of the Wholly Foreign-owned Enterprise Law of the PRC effective in 1990, as amended in 2001.

Foreign exchange

On August 29, 2008, the Notice of the General Affairs Department of the State Administration of Foreign Exchange on the Relevant Operating Issues concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign-funded Enterprises, or Circular 142, was promulgated by the State Administration of Foreign Exchange, or SAFE. Pursuant to Circular 142, the foreign currency capital of foreign-invested enterprises, after being converted to Renminbi, can only be used for doing business within the business scope approved by relevant governmental authorities, and shall not be used for domestic equity investment except as otherwise explicitly provided by laws and regulations. In addition, foreign-invested enterprises may not change how they use such capital without SAFE’s approval, and may not in any case use such capital to repay Renminbi loans if they have not used the proceeds of such loans.

Income tax

In January 2008, the PRC Enterprise Income Tax Law took effect. The PRC Enterprise Income Tax Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, unless tax incentives are granted to special industries and projects. Under the PRC Enterprise Income Tax Law and its implementation regulations, dividends generated from the business of a PRC subsidiary after January 1, 2008 and payable to its foreign investor may be subject to a withholding tax rate of 10% if the PRC tax authorities determine that the foreign investor is a non-resident enterprise, unless there is a tax treaty with China that provides for a preferential withholding tax rate. Distributions of earnings generated before January 1, 2008 are exempt from PRC withholding tax.

Labor and work safety in China

The Labor Law of the PRC, or the Labor Law, which was effective on January 1, 1995, provides basic protections for employees, e.g. employment contracts shall be concluded if labor relationships are to be established between employers and employees; employers cannot compel employees to work beyond the time limit and shall provide wages which are not lower than local standards on minimum wages to the employees punctually; employers shall establish and improve their systems for labor safety and sanitation and strictly abide by applicable PRC rules and standards on labor safety and sanitation; and female employees and juvenile employees are given special protection.

On June 29, 2007, the National People’s Congress of China enacted the Labor Contract Law, which became effective on January 1, 2008. On September 18, 2008, the State Council further promulgated the Regulations on Implementation of the Labor Contract Law. Compared to the Labor Law, the Labor Contract Law and its implementing regulations impose more restrictions on employers and have been deemed to potentially increase labor costs for employers to terminate employment relationship with employees. Such restrictions include specific provisions related to fixed term employment contracts, temporary employment, probation, consultation with the labor union and employee assembly, employment without a contract, dismissal of employees, compensation upon termination and overtime work, and collective bargaining. According to the Labor Contract Law and its implementing regulations, an employer is obliged to sign an unlimited term employment contract with an employee if the employer intends to renew employment relationship with such employee after two consecutive fixed term employment contracts. The employer also has to pay a compensation fee to the employee if the employer terminates the unlimited term labor contract, unless an employee refuses to extend an expired employment contract under terms which are the same or more favorable than those in the expired contract. Compensation is also required when the labor contract expires. Further, under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008, employees who have worked more than one year for an employer are entitled to a paid vacation ranging from 5 to 15 days, depending on their length of service. Employees who waive such vacation time at the request of employers shall be compensated for three times their normal salaries for each waived vacation day.

The laws and regulations governing the labor relations and work safety also include:

•	the Work Safety Law of the PRC (2002);

•	the Regulation on Occupational Injury Insurance (2004);

•	the Interim Measures Concerning the Maternity Insurance (1995);

•	the Interim Regulations on the Collection and Payment of Social Insurance Premiums (1999) and its interim measures (1999); and

•	the Regulation on the Administration of Housing Fund (2002).

D.	Organizational structure

The following chart sets forth our principal subsidiaries as of December 13, 2011:

Notes:

(1)	The other immediate subsidiary of City Telecom (H.K.) Limited is Golden Trinity Holdings Limited. Its immediate subsidiary is Attitude Holdings Limited.

(2)	Our Company has only registered its Chinese name. The English name is an unregistered translation.

(3)	The other immediate subsidiaries of Automedia Holdings Limited are CTI International Limited, BBTV Company Limited, City Telecom (U.S.A.) Inc., City Telecom (Vancouver) Inc. and City Telecom (Toronto) Inc.

(4)	The immediate subsidiaries of Hong Kong Broadband Network Limited are Excel Billion Profits Limited, Hong Kong Television Network Limited, Hong Kong Broadband Television Company Limited, Hong Kong Broadband Phone Limited and Hong Kong Broadband Digital TV Limited.

(5)	The immediate subsidiary of Hong Kong Media Production Company Limited is Leader Artiste Management Company Limited.

The jurisdiction of incorporation and our ownership percentage of each these subsidiaries as of December 13, 2011 were as follows:

		Percentage of interest held by City Telecom
Name	Jurisdiction of incorporation	Direct %	Indirect %
963673 Ontario Limited	Canada	—	100
Attitude Holdings Limited	British Virgin Islands	—	100
Automedia Holdings Limited	British Virgin Islands	100	—
BBTV Company Limited	Hong Kong	—	100
Best Intellect Limited	British Virgin Islands	100	—
City Telecom (B.C.) Inc.	Canada	—	100
City Telecom (Canada) Inc.	Canada	—	100
City Telecom (Toronto) Inc.	Canada	—	100
City Telecom (U.S.A.) Inc.	United States of America	—	100
City Telecom (Vancouver) Inc.	Canada	—	100
City Telecom Inc.	Canada	—	100
City Telecom International Limited	British Virgin Islands	100	—
Credibility Holdings Limited	British Virgin Islands	100	—
CTI Guangzhou Customer Services Co. Ltd. (note)	People’s Republic of China	100	—
CTI International Limited	Hong Kong	—	100
CTI Marketing Company Limited	Hong Kong	—	100
Excel Billion Profits Limited	Hong Kong	—	100
Golden Trinity Holdings Limited	British Virgin Islands	100	—
Hong Kong Broadband Digital TV Limited	Hong Kong	—	100
Hong Kong Broadband Network Limited	Hong Kong	—	100
Hong Kong Broadband Phone Limited	Hong Kong	—	100
Hong Kong Broadband Television Company Limited	Hong Kong	—	100
Hong Kong Media Production Company Limited (formerly known as Global Courier Company Limited)	Hong Kong	—	100
Hong Kong Television Network Limited	Hong Kong	—	100
IDD1600 Company Limited	Hong Kong	—	100
Leader Artiste Management Company Limited	Hong Kong	—	51

Note: Our Company has only registered its Chinese name. The English name is an unregistered translation.

E.	Property, plant and equipment

For the provision of fixed telecommunication network services, we own, or control through long-term leases, equipment consisting of switching, transmission and power equipment and connecting lines comprised of in-building wiring, fiber-based backbone, wireless and leased wire-line backbone and other support structures, conduits and similar items that comprise our Next Generation Network. The majority of the fiber-based backbone connecting our services is under public road, highways and streets. In Hong Kong, we owned an aggregate of 161,000 square feet predominately for self use as of August 31, 2011.

For the provision of international telecommunications services, we own two switching systems in Hong Kong and two in Canada (one in Vancouver and the other in Toronto). We have invested and have rights to dedicated capacity in two undersea cables, the Japan-U.S. cable and the APCN 2 cable, for use as international transmission facilities, both of which were completed and have been operational since May 2002.

In addition, we have leased properties for 16 retail shops in Hong Kong and for a 3,500 square feet customer service center in Mongkok, Hong Kong.

We rely on suppliers to provide equipment, underground cables and other necessary components for the construction and upgrade of our Next Generation Network, and for our VoIP equipment. In order for new subscribers to be able to access our IP-TV services, we must install an IP set-top box in their homes. We must have an adequate supply of such installation equipment on hand to respond to new customer subscriptions in a timely manner. We purchase all of our IP set-top boxes and other equipment from our suppliers on a purchase order basis and have no long-term contracts. If our suppliers are unable to supply us with these products in a timely manner or the costs of these products increase due to unforeseen causes, this could negatively impact our operating results, especially if we are unable to acquire new subscribers or effectively appropriate our costs on to our customers.

ITEM 5

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion together with the rest of this annual report, including the consolidated financial statements and related notes included elsewhere in this annual report. The results discussed below are not necessarily indicative of the results to be expected in any future periods.

A.	Operating results

Overview

We are a provider of residential and corporate fixed telecommunications network services in Hong Kong. We offer our customers an integrated suite of broadband Internet access, local VoIP, IP-TV and corporate data services through our self-owned Next Generation Network. Our network covered 1.94 million residential homes pass as of August 31, 2011, representing more than 80% of the total households in Hong Kong, and is concentrated in Hong Kong’s most densely populated areas, which reduces our cost of network deployment per home pass. As of August 31, 2011, our FTNS business had a subscription base of approximately 1,247,000 subscriptions. In addition, we offer a variety of international telecommunications services, including direct dial services, international calling cards and mobile call forwarding services, in Hong Kong. As of August 31, 2011, our IDD business had a subscription base of approximately 2.5 million registered accounts.

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

•

Monthly service charges. We charge our subscribers a monthly service charge, which generally varies by the number and nature of the fixed telecommunications network services subscribed. Our strategy is to market additional services to our subscribers by leveraging our broadband Internet access subscription base of 590,000 as of August 31, 2011 and the scalability of our Next Generation Network.

•

Interconnection charges. We offer fixed telecommunications network services through our self-owned Next Generation Network. Under the terms of HKBN’s fixed telecommunications network services license, we are required to provide interconnection services to other network operators, including mobile network operators.

•

IDD business. Substantially all of revenues from our IDD business consist of tariffs, which generally varies by the destination of the call and the calling prefix, with discounts depending on the time of the day or day of the week when the call is placed.

Our operating expenses

Our operating expenses consist of network costs and costs of sales and other operating expenses.

•

Network costs and costs of sales. Network costs vary according to either our network capacity or our traffic volume. Such costs mainly include leased line rentals, program fees and production costs for our IP-TV services and interconnection charges payable to other local fixed network operators and international bandwidth providers. Network costs do not include depreciation charge, which is included in other operating expenses.

•	Other operating expenses. Other operating expenses mainly consist of Talent costs, advertising and marketing expenses, depreciation of owned fixed assets.

•	Talent costs. Salaries and related costs incurred for services rendered by Talents.

•

Advertising and marketing expenses. Due to our efforts in promoting our FTNS services, our advertising and marketing expenses incurred in connection with subscription acquisition activities have been relatively high. We expect that we will be required to continue to invest significant financial and human resources in our sales and marketing efforts as we strive to build our subscription base and enhance our brand value.

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

Critical accounting policies

The following discussion and analysis is based on our consolidated financial statements, which have been prepared in accordance with IFRSs for the fiscal years ended August 31, 2008, 2009, 2010 and 2011. Our significant accounting policies are more fully described in note 1 to our consolidated financial statements.

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

The following are the most significant accounting estimates and judgments we apply in preparing our consolidated financial statements.

Revenue recognition

Revenue for the provision of telecommunications services is recognized when an arrangement exists, service is rendered, fee is fixed or determinable and collectability is probable. Revenue received in advance is deferred and recognized as revenue on a straight-line basis over the stated period of time in the subscriber agreement.

A portion of revenue from our FTNS business is derived from network interconnection charges. Network interconnection charges are recorded as revenue based on usage of our fixed telecommunications network by the fixed telecommunications network operators. The determination of the rates on mobile interconnection charges at which revenue is recognized involved significant estimates by management. Significant changes in management estimates may result in material revenue adjustments.

Prior to April 27, 2009, mobile network operators were obliged to pay interconnection charges to us in accordance with the charging principles promulgated by OFTA. As certain local mobile network operators disagreed with the level of charges computed by us in the past, we recognize revenue related to mobile interconnection charges at amounts we believe to be realizable after consideration of the uncertainty regarding the timing and amount of the ultimate collection of amounts due. Specifically:

•

In August 2004, we requested OFTA to make a determination (the “2004 Determination”) on the level of mobile interconnection charges payable by one of the mobile network operators to us and the effective date of the determined mobile interconnection charges. The amount recognized in fiscal 2008 was based also on the 2004 Determination issued by OFTA in June 2007. In February 2008, we requested OFTA to make a new determination with four mobile operators on the rates of mobile interconnection charge and interest thereon. We subsequently entered into contractual agreements with some of these mobile operators, which agreed to pay mobile interconnection charges based on the 2004 Determination for the period from April 1, 2002 to August 31, 2004 and with respect to the period after August 31, 2004 at the interim rates stated in the agreements, which will be adjusted based on further determination to be issued by OFTA.

•

The amount recognized in fiscal 2009 and before was based on the 2004 Determination issued by OFTA in June 2007 which set out the rates of mobile interconnection charge payable by the mobile operators under dispute for interconnection services provided by us for the period from April 1, 2002 to August 31, 2004. In September 2008, OFTA indicated that it accepted our request for determination on the rate of mobile interconnection charge for the period from April 1, 2002 to April 26, 2009 payable by the mobile operators that have not reached contractual agreements with us, and the rate for period from September 1, 2004 to April 26, 2009 payable by those mobile operators that have reached contractual agreements with us and the interest thereon (the “2008 Determination”). On November 25, 2009, OFTA issued a Preliminary Analysis in relation to the 2008 Determination for the parties’ comments.

•

In May 2010, OFTA issued its decision on the 2008 Determination, which set out the rates of mobile interconnection charges payable by the mobile operators involved in the dispute. Based on such decision on the 2008 Determination, we reversed approximately HK$19.7 million revenue related to mobile interconnection charges and recognized approximately HK$10.1 million interest income in fiscal 2010.

For a discussion of our revenue recognition of mobile interconnection charges, please refer to note 2(b) to our consolidated financial statements. Actual amounts realized could be different from our estimate.

Useful lives of fixed assets

We estimate the useful lives of fixed assets in order to determine the amount of depreciation expense to be recorded. The useful life of an asset is estimated at the time the asset is acquired based on historical experience, the expected usage, wear and tear of the asset, as well as technical obsolescence arising from changes in the market demands or service output of the asset. Changes in technology or industry conditions may cause the estimated period of use or the value of these assets to change. We perform periodic reviews to confirm the appropriateness of estimated economic useful lives for each class of fixed assets. For the three years ended August 31, 2011, there were no changes in the useful lives of our fixed assets.

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

Upon the occurrence of triggering events, the carrying amounts of fixed assets are reviewed to assess whether their recoverable amounts have declined below their carrying amounts. Under IFRSs, the recoverable amount is the greater of its fair value less costs of sales and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the assets. Where the asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. cash-generating-unit). Where the recoverable amount of fixed and other long-lived assets is less than their carrying value, an impairment loss is recognized to write down the assets to their recoverable amount, which is based on the fair value less costs to sell or value in use.

Estimation of cash flows arising from future use of the asset requires careful analysis regarding what we expect to recover from its future use. This includes consideration of our target market share and subscription base, market competition, future changes to our cost structure and technological change. In addition, the residual value of the asset on disposal requires judgment, as the estimated fair value of the asset at the time of disposal could change in response to market conditions and changes in expected use of the asset prior to disposal. Changes in the estimate of cash flows arising from expected future use of the asset or its residual value on disposal — based on changes in market conditions, changes in the use of assets, management plan, and foreseeable technological changes or otherwise — could significantly change the calculation of the fair value or recoverable amount of the asset and the resulting impairment loss. This in turn could significantly affect the results of our operations.

For the three years ended August 31, 2011, no impairment of fixed assets has been recognized.

Accounts receivable

Under IFRSs, provision is made against accounts receivable to the extent they are considered to be doubtful. This provision requires judgment regarding the collectability of certain receivables both as they are incurred and as they age. We assess bad debt provision by type of customers, namely residential, corporate and carrier, based on past experience of recovery of old receivables, the aging of the accounts receivable balance and historical write-off experience. Certain receivables may be initially identified as collectible, yet subsequently become uncollectible and result in a subsequent write-off of the related receivable to the consolidated income statement. Changes in the collectability of accounts receivable for which provisions are not made could affect our future results of operations.

Included in the accounts receivable balance (net of allowance for doubtful debts) were receivables for mobile interconnection charges of HK$68.8 million, HK$39.8 million and less than HK$0.1 million as of August 31, 2009, 2010 and 2011, respectively. The balance represented mobile interconnection charges we billed to the local mobile network operators, and some of these charges had not been collected.

Changes in the allowance for doubtful debts consist of:

	For the year ended August 31,
	2009 HK$	2010 HK$	2011 HK$	2011 US$
	(Amounts in thousands)
Balance at beginning of the year	11,944	3,160	5,823	748
Additions charged to expense	12,103	14,742	13,636	1,751
Write-off	(20,887)	(12,079)	(12,929)	(1,660)

Balance at the end of the year	3,160	5,823	6,530	839

Deferred taxation

We recognized deferred tax assets for all deductible temporary differences and operating loss carry forwards to the extent it is probable that future taxable profits will be available against which the asset can be utilized. The recognition of deferred tax assets requires judgment regarding the results of future operations, including the assumption that there will be sufficient future operations to allow us to utilize the related deferred tax assets. Our management projects future taxable income by considering all available information, including projected future taxable profit by taking into consideration of the effect of our capital expenditures and other plans (such as the existing network capacity, technological changes, future market trends and projected fixed network coverage), tax planning strategies, historical taxable incomes, and the expiration period of the unused tax losses carry forwards of each of our Company and subsidiaries.

As of August 31, 2010 and 2011, we had not recognized deferred tax assets in respect of unused tax losses of HK$8.2 million and HK$8.1 million respectively, because it was not probable that future taxable profits could be generated to utilize the tax losses. All tax losses are subject to agreement with local tax authorities. Any changes in the estimate of future operations could change the recognition of our deferred tax assets, which could significantly affect our results of operations.

USC charges

Our management makes their best estimates for the USC, payable to PCCW-HKT in order to fund the network development costs incurred by PCCW-HKT in remote areas in Hong Kong. Such estimated costs are included as part of our costs of rendering services. The estimate is made based on the provisional rates announced by OFTA and is effective up to the date of the release of our consolidated financial statements. OFTA periodically reviews the actual costs incurred by PCCW-HKT in the development and adjusts the amounts owed to PCCW-HKT, or to be refunded by it, to the respective USC contributing parties, including us. Accordingly, the estimate made by our management for a financial year is subject to changes based on the revisions published by OFTA up to the date prior to the release of our consolidated financial statements. We adjust such differences as an addition to, or reduction of, the corresponding costs of services in that particular reporting period.

Any sum received in advance from PCCW-HKT as an estimated refund of USC on a provisional basis, which is subject to the final confirmation and determination of OFTA, is recorded in other payables and accrued charges in our balance sheet.

Operating Results

The following table sets forth, for the years indicated, a summary of our results of operations.

	For the year ended August 31,
	2009	2010	2011	2011
	HK$	HK$	HK$	US$
	(Amounts in thousands)
Revenue
FTNS business	1,230,880	1,356,098	1,484,324	190,601
IDD business	247,359	218,589	197,134	25,314

	1,478,239	1,574,687	1,681,458	215,915

Network costs and costs of sales	(175,129)	(195,292)	(212,315)	(27,263)
Other operating expenses	(1,037,964)	(1,105,604)	(1,097,164)	(140,886)
Other income, net	41,540	7,989	7,249	931
Finance costs	(55,127)	(22,235)	(6,359)	(817)

Profit before taxation	251,559	259,545	372,869	47,880
Income taxes expense	(38,730)	(42,679)	(58,954)	(7,570)

Net income	212,829	216,866	313,915	40,310

Fiscal 2011 Compared to Fiscal 2010

Revenues. Revenues increased by 6.8% to HK$1,681.5 million in fiscal 2011 from HK$1,574.7 million in fiscal 2010, reflecting an increase in revenue from our FTNS business, the effects of which were partially offset by a decrease in revenue from our IDD business. Revenue contribution from our FTNS business increased to 88.3% in fiscal 2011 from 86.1% in fiscal 2010.

•

FTNS business. Revenues from our FTNS business increased by 9.5% to HK$1,484.3 million in fiscal 2011 from HK$1,356.1 million in fiscal 2010. The increase was primarily caused by an increase of 12.3% of our FTNS subscription base to 1,247,000 as of August 31, 2011 from 1,110,000 as of August 31, 2010.

•

Broadband Internet access. The subscription base for our Internet access services increased by 12.2%, to 590,000 as of August 31, 2011 from 526,000 as of August 31, 2010. During fiscal 2011, despite competitive market environment, we were able to maintain our growth while harvesting the record high broadband subscription growth that we achieved in fiscal 2010 pursuant to the “Member-Get-Member” marketing campaign.

•

Local VoIP. The subscription base for our local VoIP services increased by 10.4%, to 476,000 as of August 31, 2011 from 431,000 as of August 31, 2010, mainly due to improved branding that allowed us to increase sales of our VoIP services to subscribers of our Internet access services.

•

IP-TV. The subscription base for our IP-TV services increased by 18.3% to 181,000 subscriptions as of August 31, 2011 from 153,000 as of August 31, 2010 because we remained focused on offering mass value. We continued to enhance our channel variety so as to increase the content value to our customers. We currently offer more than 110 channels to our customers.

•

IDD business. Revenues from our IDD business decreased by 9.8% to HK$197.1 million in fiscal 2011 from HK$218.6 million in fiscal 2010. The decrease was primarily due to the reduction in IDD traffic volume and the decrease in the tariff rate we charged to our customers. Competition during fiscal 2011 intensified as some of our competitors offered international direct dial minutes for free or at significantly lower rates as a marketing incentive to gain local fixed line and mobile market shares. Further, technology from global VoIP providers such as Skype, which offer free PC-to-PC based international calls, was also becoming more prevalent in Hong Kong.

Network costs and costs of sales. Network costs and costs of sales increased by 8.7% to HK$212.3 million in fiscal 2011 from HK$195.3 million in fiscal 2010 mainly due to the increase in the cost of purchasing international bandwidth as a result of the combined effect of the record growth in broadband subscription and the increasing demand of bandwidth from customers as well as the increase in program fees for IP-TV services to enhance the value of content to customers.

Other operating expenses. Other operating expenses decreased by 0.8% to HK$1,097.2 million in fiscal 2011 from HK$1,105.6 million in fiscal 2010 mainly due to the following:

Set forth below is a table summarizing the details of our other operating expenses in fiscal 2010 and 2011:

	For the year ended August 31,
	2010	2011	2011
	HK$	HK$	US$
	(Amounts in thousands)
Talent costs	(301,760)	(311,355)	(39,981)
Advertising and marketing expenses	(372,727)	(344,136)	(44,190)
Depreciation	(199,029)	(218,197)	(28,018)
Others	(232,088)	(223,476)	(28,697)

Other operating expenses	(1,105,604)	(1,097,164)	(140,886)

•	Talent costs. Talent costs increased by 3.2% to HK$311.4 million in fiscal 2011 from HK$301.8 million in fiscal 2010.

•

Advertising and marketing expenses. Advertising and marketing expenses decreased by 7.7% to HK$344.1 million in fiscal 2011 from HK$372.7 million in fiscal 2010 due to a decrease in the scale of marketing campaign, especially lower mass media advertising costs after the cessation of the Member-Get-Member campaign in fiscal 2010.

•	Depreciation. Depreciation increased by 9.6% to HK$218.2 million in fiscal 2011 from HK$199.0 million in fiscal 2010 because of our acceleration in the expansion of our Next Generation Network.

Other income, net. Other income, net decreased to HK$7.2 million in fiscal 2011 from HK$8.0 million in fiscal 2010.

Finance costs. Finance costs decreased by 71.6% to HK$6.3 million in fiscal 2011 from HK$22.2 million in fiscal 2010. The decrease was mainly due to full year impact of the finance cost savings through repurchase and redemption of our 10-year senior notes in fiscal 2010.

Income tax expense. We recorded an income tax expense of HK$59.0 million, which included a non-cash deferred tax expenses of HK$55.3 million in fiscal 2011, compared to an income tax expense of HK$42.7 million in fiscal 2010, which included a non-cash deferred tax expenses of HK$40.1 million.

Net income. For the foregoing reasons, net income increased to HK$313.9 million in fiscal 2011 from HK$216.9 million in fiscal 2010. Net margin increased to 18.7% in fiscal 2011 from 13.8% in fiscal 2010.

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

•

Broadband Internet access. The subscription base for our Internet access services increased by 34.5%, to 526,000 as of August 31, 2010 from 391,000 as of August 31, 2009. During fiscal 2010, we were able to have a record growth of 135,000 net additions through our Member-Get-Member marketing campaigns which reduced the price of our symmetric 100 Mbps broadband services by half to HK$99 per month if a customer introduces a new customer at HK$99 per month. Such marketing campaigns essentially allowed us to increase our revenues by converting one subscriber at HK$182 per month to two subscribers at a minimum rate of HK$99 per month.

•

Local VoIP. The subscription base for our local VoIP services increased by 12.8%, to 431,000 as of August 31, 2010 from 382,000 as of August 31, 2009, mainly due to improved branding that allowed us to increase sales of our VoIP services to subscribers of our Internet access services.

•

IP-TV. The subscription base for our IP-TV services decreased by 10.0% to 153,000 subscriptions as of August 31, 2010 from 170,000 as of August 31, 2009 because we proactively dropped certain free or low paying IP-TV subscribers and redeployed the set-top boxes to higher yielding customers. We continued to enhance our channel variety so as to increase the content value to our customers.

As a result of OFTA’s decision on the 2008 Determination in May 2010 as stated above, revenue of HK$19.7 million related to mobile interconnection charges was reversed in fiscal 2010. In addition, prior to April 26, 2009, the mobile network operators were required to pay interconnection charges for all calls originating to and from the mobile users. After April 26, 2009, the chargeability of interconnection charges is subject to commercial negotiation. With the withdrawal of regulatory guidance on FMIC in favor of mobile network operators on April 27, 2009, only an insignificant amount of revenue related to mobile interconnection charges was recognized.

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

Income tax expense. We recorded an income tax expense of HK$42.7 million, which included a non-cash deferred tax expenses of HK$40.1 million in fiscal 2010, compared to an income tax expense of HK$38.7 million in fiscal 2009, which included a non-cash deferred tax expenses of HK$37.1 million.

Net income. For the foregoing reasons, net income increased to HK$216.9 million in fiscal 2010 from HK$212.8 million in fiscal 2009. Net margin decreased to 13.8% in fiscal 2010 from 14.4% in fiscal 2009. The slight decrease in net margin was primarily due to a higher cost in acquiring new customers.

Recent accounting pronouncements

Recent issued but not yet effective accounting pronouncements under IFRSs have been included in note 31 to our consolidated financial statements.

B.	Liquidity and capital resources

We expect cash flow from operating activities to continue to be our principal source of liquidity. As of August 31, 2011, we had cash and bank balances of HK$409.0 million. Our day-to-day operations are also supported by HK$38.9 million banking facilities, of which HK$6.9 million was utilized as of August 31, 2011.

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

Cash flow

The following table summarizes our cash flows for each of fiscal 2009, 2010 and 2011:

	For the year ended August 31,
	2009	2010	2011	2011
	HK$	HK$	HK$	US$
	(Amounts in thousands)
Net cash inflow from operating activities	536,771	485,340	585,899	75,235
Net cash outflow from investing activities	(176,488)	(306,254)	(414,189)	(53,186)
Net cash (outflow)/inflow from financing activities	(561,292)	178,307	(343,112)	(44,059)

(Decrease)/increase in cash and cash equivalents	(201,009)	357,393	(171,402)	(22,010)
Cash and cash equivalents, at the beginning of year	421,610	221,052	578,175	74,243
Effect of foreign exchange rate changes on cash	451	(270)	1,358	174

Cash and cash equivalents, at the end of the year	221,052	578,175	408,131	52,407

Analysis of the balances of cash and cash equivalents
Cash at bank and in hand	226,416	588,665	408,976	52,516
Bank overdrafts — unsecured	(5,364)	(10,490)	(845)	(109)

	221,052	578,175	408,131	52,407

Operating activities

Our principal source of cash was cash generated from our FTNS business. Net cash inflow from operating activities decreased by 9.6% from HK$536.8 million in fiscal 2009 to HK$485.3 million in fiscal 2010, which was a reflection of a slight increase in our profit before taxation offsetting by lower cash receipt of receivables. Net cash inflow from operating activities increased 20.7% from HK$485.3 million in fiscal 2010 to HK$585.9 million in fiscal 2011, primarily reflecting the increase in our profit before taxation resulting from the continued expansion of our subscription base.

Investing activities

Net cash outflow from investing activities in fiscal 2011 was HK$414.2 million. The net cash outflow was mainly due to the purchase of fixed assets of HK$397.9 million for the development of our Next Generation Network and the purchase of land premium of HK$48.0 million for constructing a multimedia production and distribution centre.

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

Financing activities

Net cash outflow from financing activities in fiscal 2011 was HK$343.1 million. The net cash outflow was mainly due to our repayment of our bank loan of HK$125 million and payment of cash dividends of HK$219.3 million.

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

Net cash outflow from financing activities in fiscal 2009 was HK$561.3 million. The net cash outflow was mainly due to our repurchase of 10-year senior notes for an aggregate consideration of HK$485.8 million (including transaction costs), payment of interest on the 10-year senior notes of HK$52.7 million and payment of cash dividends of HK$23.0 million.

Long-term Indebtedness

As of August 31, 2011, we had outstanding debt of HK$1.2 million.

Banking facilities

As of August 31, 2011, we had available banking facilities and revolving loan facility of HK$38.9 million, of which HK$6.9 million was utilized.

Capital expenditures

In order to further develop our Next Generation Network and continue to increase the scale of operations of our FTNS business, we plan to make a total capital expenditure ranging from approximately HK$320 million to HK$350 million in fiscal 2012 to further increase the coverage of our Next Generation Network. In addition, we plan to invest HK$600 million for a multimedia production and distribution centre within three years.

C.	Research and development, patents and licenses

We commit considerable resources to our research and development department in order to continuously improve our services and improve our market position. As of August 31, 2011, our research and development team consisted of approximately 25 Talents experienced in systems design, engineering, telecommunications and computer programming. Our research and development department is primarily responsible for assessing and adapting the technology that we employ in upgrading and expanding our Next Generation Network. To identify and develop new market opportunities, the research and development team assesses new services offered by telecommunications and Internet companies in the United States and elsewhere and works closely with our marketing department. Our research and development expenditures were approximately HK$10.8 million, HK$11.2 million and HK$11.8 million for fiscal 2009, 2010 and 2011, respectively.

D.	Trend information

Revenue from our IDD business decreased by 9.8% to HK$197.2 million in fiscal 2011 from HK$218.6 million in fiscal 2010. The principal reason for this decrease was the intense competition, as our key competitors introduced highly aggressive price cuts. Partly as a result, the traffic volume of our IDD business decreased by 11.2% to 412.0 million minutes in fiscal 2011 from 464.0 million minutes in fiscal 2010. We expect competition will continue to increase in the future, creating further pressure on our volume and pricing.

Revenue from our FTNS business grew by 9.5% to HK$1,484.3 million in fiscal 2011 from HK$1,356.1 million in fiscal 2010. The principal reason for this increase was due to the broadband subscription growth of 12.2% to 590,000 subscription accounts as of August 31, 2011 from 526,000 subscription accounts as of August 31, 2010.

The global economic downturn has had a dampening effect on consumer sentiment and business activities across the globe in late 2008 and 2009 and the global economy continues to experience continued market volatility. The impact of the downturn on our operations has been limited because our FTNS and IDD services are “semi-utility” services. However, if the global economic downturn continues to experience significant volatility, demand for our services may be adversely affected.

E.	Off-balance sheet arrangements

Other than as described in note 27 to our Consolidated Financial Statements, we have not entered into any off-balance-sheet arrangements with any entities or individuals.

F.	Tabular disclosure of contractual obligations

The following table sets forth information regarding our aggregate payment obligations in future years of the contractual obligations and commercial commitments that we had as of August 31, 2011.

	Payments due by period
Contractual obligations	Total HK$	Within 1 year HK$	More than 1 year but within 3 years HK$	More than 3 years but within 5 years HK$	More than 5 years HK$
	(Amounts in thousands)
Capital expenditure items	141,432	141,432	—	—	—
Operating leases	131,935	90,979	33,315	4,430	3,211
Obligation under finance leases	435	125	238	72	—
Other current liabilities	257,099	257,099	—	—	—
Programming fees (IP-TV)	52,974	25,777	27,194	3	—

Total	583,875	515,412	60,747	4,505	3,211

Note:	The other current liabilities of HK$257.1 million was comprised of bank overdrafts — unsecured liabilities of HK$0.8 million, accounts payable of HK$17.4 million, other payables and accrued charges of HK$209.6 million, deposits received of HK$27.0 million and tax payable of HK$2.3 million. A detailed explanation of the nature of accounts payable and other payables and accrued charges is contained in Note 17 to the Company’s audited consolidated financial statements included in this Form
20-F.

G.	Safe Harbor

See “Note regarding forward-looking statements”.

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

Our board of directors consists of eight directors, three of whom, Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu, are independent non-executive directors and one of whom, Dr. Cheng Mo Chi, Moses, is a non-executive director. The remaining four, Mr. Wong Wai Kay, Ricky, Mr. Cheung Chi Kin, Paul, Mr. Yeung Chu Kwong, William and Mr. Lai Ni Quiaque, are executive directors.

The following table sets forth certain information concerning our directors and senior management as of December 13, 2011.

			Date joined City
Name	Age	Position	Telecom
Board of directors:
WONG Wai Kay, Ricky	50	Executive Director and Chairman	1992
CHEUNG Chi Kin, Paul	54	Executive Director and Vice Chairman	1992
YEUNG Chu Kwong, William	51	Executive Director and Chief Executive Officer	2005
LAI Ni Quiaque	42	Executive Director, Chief Financial Officer, Company Secretary and Head of Talent Engagement	2004
CHENG Mo Chi, Moses	61	Non-Executive Director	1997
LEE Hon Ying, John	65	Independent Non-Executive Director	1997
CHAN Kin Man	52	Independent Non-Executive Director	1997

PEH Jefferson Tun Lu	52	Independent Non-Executive Director	2004
Senior management:
CHONG Kin Chun, John	49	Managing Director of Corporate Division	1996
LO Sui Lun	47	Chief Technology Officer	1998
TO Wai Bing	49	Managing Director of Business Development	2007

Executive directors

Mr. WONG Wai Kay, Ricky, aged 50, is the co-founder and Chairman of the Group. He is responsible for our overall strategic planning and management. Mr. Wong has over 26 years’ experience in the telecommunications and computer industries. He had worked at a major US-listed computer company as a marketing representative and was responsible for marketing and distribution of computer products in Hong Kong from 1985 to 1989. He was also a co-founder and director of a company principally engaged in import and distribution of computer systems in Canada prior to co-founding of the Group. Mr. Wong holds a Bachelor’s Degree in Science and a Master of Business Administration Degree (Executive MBA Program) from The Chinese University of Hong Kong. He is a first cousin of Mr. Cheung Chi Kin, Paul, the Vice Chairman of the Group. Currently, Mr. Wong is a member of Zhejiang Committee, Chinese People’s Political Consultative Conference, a member of the Board of Trustees, United College, The Chinese University of Hong Kong and a member of the executive committee of the Digital Solidarity Fund of Hong Kong Council of Social Service.

Mr. CHEUNG Chi Kin, Paul, aged 54, is the co-founder and Vice Chairman of the Group. Mr. Cheung is responsible for overall strategic planning and management of the Group. Prior to that, Mr. Cheung was appointed as the Chief Executive Officer and was responsible for our day-to-day operations and technological research, development and support activities. Mr. Cheung has more than 30 years’ experience in the telecommunications and computer industries. He had worked in several companies engaged in application software development and computer consultancy prior to co-founding of the Group. Mr. Cheung graduated with a Diploma of Advanced Programming and System Concepts Design from Herzing Institute, Canada. Mr. Cheung is a first cousin of Mr. Wong Wai Kay, Ricky, the Chairman of the Group.

Mr. YEUNG Chu Kwong, William, aged 51, was appointed as the Executive Director and Chief Executive Officer of the Group in November 2008 with the responsibilities for developing corporate strategies and overseeing the operations of the Group. Before that, Mr. Yeung joined the Group as Chief Operating Officer in October 2005. He was in charge of the Customer Engagement Department overseeing customer relationship management and was also in charge of the Network Development Department. Mr. Yeung has more than 20 years’ experience in the telecommunications industry. Prior to joining the Group, Mr. Yeung was the Director of Customers Division in SmarTone-Vodafone, and was an Inspector of Police in the Hong Kong Police Force. Mr. Yeung holds a Bachelor of Arts Degree from Hong Kong Baptist University, a Master of Business Administration Degree from University of Strathclyde, U.K. and a Master of Science Degree in Electronic Commerce and Internet Computing from The University of Hong Kong. Mr. Yeung is also a graduate of the Senior Executive Program of the Columbia University Graduate School of Business in New York. In 2010, Mr. Yeung was awarded the “Champion of Human Resources” by the HRM Awards.

Mr. LAI Ni Quiaque, aged 42, is Chief Financial Officer, Company Secretary and Head of Talent Engagement. Mr. Lai joined the Group in May 2004 and has over 20 years of experience in telecommunications industry, research and finance. Prior to joining the Group, Mr. Lai was a highly rated analyst as Director and Head of Asia Telecom Research for Credit Suisse and was involved in numerous global fund raisings for a wide range of Asian Telecom carriers such as China Mobile, China Telecom, China Unicom, SK Telecom, PCCW, Telekom Malaysia, etc. Before that, Mr. Lai held positions with Hongkong Telecom (now known as PCCW) and Kleinwort Benson Securities (Asia). Mr. Lai holds a Bachelor of Commerce degree from the University of Western Australia and an Executive Master of Business Administration Degree from Kellogg-HKUST. Mr. Lai is a Fellow member of the Hong Kong Institute of Certified Public Accountants, or HKICPA and CPA Australia and is a Member of the Hong Kong Institute of Directors. In 2009, Mr. Lai was awarded the “Champion of Human Resources” by the HRM Awards, and in 2011 he was selected by Global Telecom Business Magazine as one of the Top 50 CFOs in the industry to watch. Mr. Lai has also been appointed as a member of the Remuneration Committee of the Company.

Non-executive director

Dr. CHENG Mo Chi, Moses, aged 61, was appointed as an Independent Non-executive Director of the Group on June 17, 1997 and has been re-designated as a Non-executive Director of the Group with effect from September 30, 2004. Dr. Cheng has also been appointed as a member of the Remuneration Committee of the Company. Dr. Cheng is a practicing solicitor and the senior partner of Messrs. P.C. Woo & Co. and was a member of the Legislative Council of Hong Kong. He is the Founder Chairman of the Hong Kong Institute of Directors of which he is now the Honorary President and Chairman Emeritus. Dr. Cheng currently holds directorships in K. Wah International Holdings Limited, China Mobile Limited, China Resources Enterprise, Limited, Towngas China Company Limited, Hong Kong Exchanges and Clearing Limited, Kader Holdings Company Limited, Liu Chong Hing Investment Limited, Guangdong Investment Limited and Tian An China Investments Company Limited, all of which are publicly listed companies in Hong Kong. Dr. Cheng is also an independent non-executive director of ARA Asset Management Limited, a company whose shares are listed on Singapore Exchange Limited. His other directorships in publicly listed companies in the last three years include China COSCO Holdings Company Limited and Galaxy Entertainment Group Limited, both of which are public listed companies in Hong Kong, and ARA Asset Management (Fortune) Limited which manages Fortune Real Estate Investment Trust, a real estate investment trust listed on the Singapore Stock Exchange.

Independent non-executive directors

Mr. LEE Hon Ying, John, aged 65, is the managing director of Cyber Networks Consultants Company in Hong Kong. He was the Regional Director, Asia Pacific of Northrop Grumman-Canada, Ltd. He was previously the director of network services of Digital Equipment (HK) Limited and prior to that, worked for Cable and Wireless (HK) Limited and Hong Kong Telecom. He is a chartered engineer and a member of Institution of Engineering and Technology, the United Kingdom, the Hong Kong Institution of Engineers and the Hong Kong Computer Society. He received a Master’s Degree in Information System from The Hong Kong Polytechnic University in 1992. In addition, he is the Vice President and Board Member of the Society of St. Vincent de Paul, Council General, which is an international charity body with its head office in Paris, France. He is the Commission member of Catholic Diocese of Hong Kong Diocesan for Hospital Pastoral Care. Mr. Lee has been a Director of the Group since June 1997. Mr. Lee has also been appointed as the chairman of the Audit Committee and Remuneration Committee of the Company.

Dr. CHAN Kin Man, aged 52, is Director of Centre for Civil Society Studies, Associate Director of Center for Entrepreneurship and Associate Professor of the Department of Sociology of The Chinese University of Hong Kong. He received a Bachelor of Social Science Degree from The Chinese University of Hong Kong in 1983 and a Doctor of Philosophy Degree from Yale University in the U.S. in 1995. Dr. Chan has been a Director of the Group since June 1997. Dr. Chan has also been appointed as a member of the Audit Committee and Remuneration Committee of the Company.

Mr. PEH Jefferson Tun Lu, aged 52, is a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants and a Certified Practicing Accountant of CPA Australia. Mr. Peh holds a Master Degree in Business from the University of Technology, Sydney. He has over 29 years of experience in finance, accounting and management from listed and private companies in Hong Kong and Australia. Mr. Peh has been a Director of the Group since September 2004. Mr. Peh has also been appointed as a member of the Audit Committee and Remuneration Committee of the Company.

Senior management

Mr. CHONG Kin Chun, John, aged 49, is the Managing Director of the Corporate Division of the Group. He is responsible for sales, servicing and network expansion development of the Group’s international telecommunications services and fixed telecommunications network services for business, corporate and carrier customers. Mr. Chong joined the Group in February 1996 and holds a Bachelor’s Degree in Arts from The University of Hong Kong and a Master of Business Administration Degree (Executive MBA Program) from The Chinese University of Hong Kong. Mr. Chong worked as a general manager overseeing product management and the sales force of a listed telecommunications products company in Hong Kong from 1987 to 1996.

Mr. LO Sui Lun, aged 47, was appointed as the Chief Technology Officer of the Group in April 2011. He is responsible for the Group’s network, information system development and operations including broadband networking, wireless applications, VoIP networks, Pay TV operation and product development. He is also responsible for regulatory and carrier relations matters of the Group. Currently, he is in-charge of the Multimedia Production and Distribution Centre Project. Mr. Lo joined the Group in September 1998. Prior to that, Mr. Lo worked for PCCW (formerly known as “Hong Kong Telecom”) for nine years, gaining experience in network planning and undersea cable investment. Mr. Lo holds a Bachelor’s Degree in Sciences in Electronics from The Chinese University of Hong Kong and a Master’s Degree in Business Administration from University of Strathclyde, U.K.

Ms. TO Wai Bing, aged 49, is the Managing Director of Business Development of the Group. Ms. To is also in charge of International Business Department, Carrier Business Department and Pay TV Department. She is responsible for the control of cost of services, sales of carrier business, development of Pay TV business, explore and secure business partnerships to strengthen the Group’s business operations and development. Before joining the Group, Ms. To had worked in the Hong Kong Telecom Group for 16 years after graduating from The Hong Kong Polytechnic University with a Diploma in Electronic Engineering and subsequently a Higher Certificate in Electronic Engineering. Ms. To rejoined the Group in May 2007 after her previous service with the Group from September 1998 to July 2006.

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

The aggregate amount of salaries or other compensation, housing allowances, other allowances and benefits in kind paid by us to our directors and senior management was approximately HK$40.6 million for fiscal 2011, compared with HK$46.1 million for fiscal 2010. The aggregate amount of contribution that we made to the retirement or similar benefits for our directors and members of our senior management was HK$2.6 million for fiscal 2011, compared with HK$2.7 million for fiscal 2010.

Except as discussed herein, no other payments have been paid or are payable, in respect of fiscal 2011, by us or any of our subsidiaries to our directors and senior management.

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

“Controlled company” exemption

We are a “controlled company” within the meaning of Nasdaq Listing Rule 5615(c) and IM-5615-5. More than 50.0% of the voting power for the election of our directors is held by a group consisting of Top Group International Limited, Mr. Wong Wai Kay, Ricky and Mr. Cheung Chi Kin, Paul. Mr. Wong and Mr. Cheung are the controlling shareholders of Top Group International Limited and have entered into a voting agreement pursuant to which they agreed to vote all of the shares held by Top Group International Limited, representing 43.98% of the voting power, all of the shares held by Mr. Wong individually, representing 0.93% of the voting power, and all of the shares held by Mr. Cheung individually, representing 5.73% of the voting power, collectively as a group.

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

In accordance with the laws of Hong Kong, the nomination and remuneration of our directors are governed by our Articles Pursuant to our Articles, our directors are appointed by our shareholders in the annual general meeting, and our directors’ fees are recommended by the remuneration committee of our board of directors and determined by our shareholders at the annual general meeting.

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

The audit committee is governed by an audit committee charter, which was adopted by our board of directors in August 2004 and updated in November 2010. It is responsible for the following:

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

The audit committee met four times in fiscal 2011. The major works performed by the committee from September 1, 2010 to August 31, 2011 included the following:

•	Reviewed our consolidated financial statements for the year ended August 31, 2010 and for the six months ended February 28, 2011;

•	Reviewed the internal audit progress, including procedures required for compliance with the Sarbanes-Oxley Act;

•

Reviewed the external auditor’s report on the review of our interim financial report for the six months ended February 28, 2011 and our audited consolidated financial statements for the year ended August 31, 2010; and

•	Pre-approved the audit and non-audit services provided by KPMG, our external auditor.

Remuneration committee

Our board of directors established a remuneration committee in August 2001 to oversee the Company’s remuneration packages for executive directors. Among others, each of our executive directors is entitled to receive an annual discretionary bonus of such amount as determined by the board of directors upon recommendation and approval by the remuneration committee. The remuneration committee is comprised of six members with three independent non-executive directors, Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu; the non-executive director, Dr. Cheng Mo Chi, Moses; Mr. Lai Ni Quiaque, the executive director, Chief Financial Officer, Company Secretary and Head of Talent Engagement and Ms. Choy Mei Yuk, Mimi, Director of Talent Management. The remuneration committee’s objectives are set out as follows:

•	Establish formal, fair and transparent procedures for developing policy and structure of all remuneration of directors and senior management;

•	Review and consider the Company’s policy for remuneration of directors and senior management;

•	Determine the remuneration packages of executive directors and senior management; and

•	Recommend the remuneration packages of non-executive directors (including independent non-executive directors).

The remuneration committee held one meeting during fiscal 2011. The major works performed by the committee from September 1, 2010 to August 31, 2011 included the following:

•	Reviewed and approved the discretionary performance bonus for the management committee members;

•	Reviewed and approved the remuneration packages for management committee members; and

•	Reviewed and approved the remuneration packages for the directors.

D.	Employees

The following table sets forth the number of our Talents by functional area as of August 31, 2011.

Talents
Information technology and engineering	357
Sales and marketing, customer service and special duty unit (SDU)	2,365
General administration and others	358

Total	3,080

The following table sets forth the number of our Talents by geographical region as of August 31, 2011.

Talents
Hong Kong	1,529
Guangzhou	1,532
Canada	19

Total	3,080

As of August 31, 2010 and 2011, we had 3,232 and 3,080 Talents, respectively.

E.	Share ownership

Share ownership

The following table sets forth the share ownership of our directors and senior management as of December 13, 2011.

Title of class	Identity of person or Group	Number of shares beneficially owned (note 3)	Percentage of shares beneficially owned (note 2) %	Outstanding share options
Ordinary shares	Wong Wai Kay, Ricky	391,245,732 (note 1)	50.64	8,091,604
Ordinary shares	Cheung Chi Kin, Paul	391,245,732 (note 1)	50.64	6,091,604
Ordinary shares	Yeung Chu Kwong, William	2,306,000	Less than 1.0	11,542,956
Ordinary shares	Lai Ni Quiaque	12,415,405	1.61	6,044,791
Ordinary shares	Chong Kin Chun, John	2,199,089	Less than 1.0	2,022,900
Ordinary shares	Lo Sui Lun	175	Less than 1.0	0
Ordinary shares	To Wai Bing	Nil	Nil	302,239

Notes:

(1)	The 391,245,732 shares are held by a group consisting of Top Group International Limited, Mr. Wong Wai Kay, Ricky, our chairman, and Mr. Cheung Chi Kin, Paul, our vice chairman. Top Group International Limited is a special purpose vehicle incorporated in the British Virgin Islands. Its board of directors consists of Mr. Wong and Mr. Cheung. Mr. Wong and Mr. Cheung have entered into a voting agreement pursuant to which they agreed to vote the 339,814,284 shares held by Top Group International Limited, the 7,145,289 shares held by Mr. Wong individually, and the 44,286,159 shares held by Mr. Cheung individually, collectively as a group. The registered address of Top Group International Limited is Akara Bldg, 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands. Top Group International Limited has four shareholders: Mr. Wong, Mr. Cheung, Mr. Leung Ka Pak, and Mr. Yau Ming Yan, Andrew, and their equity interests are 42.12%, 27.06%, 21.00% and 9.82%, respectively.
(2)	Percentage ownership is based on 772,673,022 shares issued as of December 13, 2011.
(3)	Beneficial ownership is determined in accordance with the rules of the SEC.

The following table sets forth the share options for the details of the share options held by the directors and senior management of the Company as of December 13, 2011:

Directors	Date of grant	Exercise price HK$	Balance as of December 14, 2010	Options granted during the period	Exercise period	Options exercised during the period	Options cancelled/ lapsed during the period	Balance as of December 13, 2011
Mr. Wong Wai Kay, Ricky	January 5, 2005	1.5224	8,091,604	—	January 5, 2005 to October 20, 2014	—	—	8,091,604
Mr. Cheung Chi Kin, Paul	January 5, 2005	1.5224	8,091,604	—	January 5, 2005 to October 20, 2014	2,000,000	—	6,091,604
Mr. Yeung Chu Kwong, William	May 22, 2006	0.6523	165	—	May 22, 2007 to May 21, 2016	—	—	165
	February 6, 2008	1.7568	5,542,791	—	(note 1)	—	—	5,542,791
	February 5, 2010	4.2400	6,000,000	—	(note 2)	—	—	6,000,000
Mr. Lai Ni Quiaque	February 11, 2008	1.8660	6,044,791	—	(note 3)	—	—	6,044,791
Senior management
Mr. Chong Kin Chun, John	October 21, 2004	1.5224	2,022,900	—	January 1, 2005 to October 20, 2014	—	—	2,022,900
Mr. Lo Sui Lun	October 21, 2004	1.5224	505,726	—	January 1, 2005 to October 20, 2014	505,726	—	—
	May 22, 2006	0.6523	1,133,175	—	May 22, 2007 to May 21, 2016	1,133,175	—	—
Ms. To Wai Bing	February 15, 2008	1.7568	302,239	—	(note 4)	—	—	302,239

Notes:

(1)	The exercise of the options is subject to certain conditions that must be achieved by the grantee. A modification to the expiry date of the options granted to the grantee was approved by shareholders of the Company on December 21, 2010, upon which such options must be exercised not later than February 5, 2018.
(2)	The exercise of the options is subject to certain conditions that must be achieved by the grantee, including such options must be exercised not later than February 4, 2020.
(3)	The exercise of the options is subject to the performance of the Company’s share and certain conditions that must be achieved by the grantee. A modification to the expiry date of the options granted to the grantee was approved by shareholders of the Company on December 21, 2010, upon which such options must be exercise not later than February 10, 2018.
(4)	The exercise of the options is subject to certain conditions that must be advanced by the grantees, including such options must be exercised not later than December 23, 2012.

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

The maximum number of ordinary shares which may be issued upon exercise of all options to be granted under our 2002 Share Option Scheme and any of our other share option scheme(s) must not exceed 10% of the ordinary shares in issue as of the date of approval or adoption of the scheme by the shareholders on December 23, 2002. Ordinary shares which would have been issuable pursuant to options which have lapsed in accordance with the terms of such share option schemes will not be counted for the purpose of the 10% limit. Such limit may be refreshed upon approval by shareholders and compliance with all requirements under the HKSE Listing Rules. Pursuant thereto, such limit was refreshed with the approval of our shareholders in our annual general meetings held on December 29, 2004 and December 24, 2007 respectively up to a maximum limit equal to 10% of our total number of issued shares as of the date of the said general meetings. Notwithstanding the foregoing, the number of ordinary shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under our 2002 Share Option Scheme and any of our other share option scheme(s) at any time shall not exceed 30% of the total number of ordinary shares in issue from time to time.

The total number of ordinary shares issued and which may be issued upon exercise in full of the options granted under our 2002 Share Option Scheme and any of our other share option scheme(s) (including exercised, cancelled and outstanding options) to each eligible participant in any 12-month period up to and including the date of grant shall not exceed 1% of the outstanding ordinary shares as of the date of grant. Any further grant of options in excess of this 1% limit must be approved by shareholders.

The subscription price for an ordinary share payable by a participant upon the exercise of any option granted under the 2002 Share Option Scheme will be determined by our board of directors in its absolute discretion, except that such price will not be less than the highest of (a) the closing price of the ordinary shares as stated in The Stock Exchange of Hong Kong Limited’s daily quotations sheet on the date of grant, which must be a business day; (b) the average of the closing prices of the ordinary shares as stated in The Stock Exchange of Hong Kong Limited’s daily quotations sheets for the five business days immediately preceding the date of grant; and (c) the nominal value of an ordinary share.

Any grant of options to any of our directors, chief executives or substantial shareholders or any of their respective associates (as defined in the HKSE Listing Rules) is required to be approved by our non-grantee independent non-executive directors. If we propose to grant options to a substantial shareholder or any of its independent non-executive directors, or their respective associates, which will result in the number of ordinary shares issued and to be issued upon exercise of options granted and to be granted under our 2002 Share Option Scheme and any of our other share option scheme(s) (including options exercised, cancelled and outstanding) to such person in the 12-month period up to and including the date of such grant (a) representing in aggregate over 0.1% of the outstanding ordinary shares; and (b) having an aggregate value in excess of HK$5 million, based on the closing price of the ordinary shares at the date of each grant, such further grant of options will be subject to approval by shareholders and all requirements under the HKSE Listing Rules.

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

The period during which an option may be exercised will be determined by our board of directors in its absolute discretion, except that no option may be exercised later than ten years from the date of grant. No option may be granted more than ten years after December 23, 2002. Subject to our earlier termination, the 2002 Share Option Scheme shall be valid and effective for a period of ten years after the date of adoption, that is, until December 23, 2012. In addition and to the extent not already exercised, an option will automatically lapse and not be exercisable upon the occurrence of any of the following events:

(a)	the expiry date relevant to that option;

(b)	one month following the date a grantee ceases to be an eligible participant for any reason other than death or termination of his relationship with us (or the relevant subsidiary, as the case may be) on any of the grounds specified in (g) below;

(c)	12 months, or such longer period as our board of directors may determine, following the death of a grantee whose relationship with us (or the relevant subsidiary, as the case may be) would not have been terminated on any of the grounds specified in (g) below;

(d)	21 days following the date an effective resolution is passed for our voluntary winding-up;

(e)	subject to (d) above, the date of commencement of such winding-up;

(f)	the date on which any compromise or arrangement between us and our members or creditors in connection with a scheme for our reconstruction or our amalgamation with any other company or companies becomes effective;

(g)	the date on which the grantee ceases to be an eligible participant by reason of the termination of his or her relationship with us or the relevant subsidiary on any one or more of the grounds of serious misconduct or breach, bankruptcy, insolvency, composition with his or her creditors or conviction of any criminal offence involving his or her integrity or honesty or, in the case of a grantee-Talent and if so determined by our board of directors, on any other common law, statutory or contractual ground on which an employer would be entitled to terminate such grantee’s employment;

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

As of December 13, 2011, a total number of 96,247,857 options were granted, 45,371,325 options were exercised, 14,532,018 options were lapsed and 36,344,514 options remain outstanding and unexercised. Total number of 45,249,001 options are available for issue as of December 13, 2011.

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTION

A.	Major shareholders

The following table sets forth certain information regarding ownership of our ordinary shares as of December 13, 2011 by all persons who are known to us to own beneficially 5% or more of our ordinary shares.

Title of class	Identity of person or Group	beneficially owned (note 3)	Percentages of shares Beneficially owned (note 1) %
Ordinary shares	Wong Wai Kay, Ricky	391,245,732 (note 2)	50.64

Ordinary shares	Cheung Chi Kin, Paul	391,245,732 (note 2)	50.64

Ordinary shares	Top Group International Limited	391,245,732 (note 2)	50.64

Ordinary shares	Leung Ka Pak	339,814,284 (note 3)	43.98

Ordinary shares	Yau Ming Yan, Andrew	339,814,284 (note 3)	43.98

Ordinary shares	Jennison Associates LLC	62,123,760 (note 4)	8.04

Ordinary shares	Prudential Financial, Inc.	62,123,760 (note 5)	8.04

Notes:

(1)	Percentage ownership is based on 772,673,022 shares issued as of December 13, 2011.
(2)	The 391,245,732 shares are held by a group consisting of Top Group International Limited, Mr. Wong Wai Kay, Ricky, our chairman, and Mr. Cheung Chi Kin, Paul, our vice chairman, Top Group International Limited is a special purpose vehicle incorporated in the British Virgin Islands, and its board of directors consists of Mr. Wong and Mr. Cheung. Mr. Wong and Mr. Cheung have entered into a voting agreement pursuant to which they agreed to vote the 339,814,284 shares held by Top Group International Limited, the 7,145,289 shares held by Mr. Wong individually, and the 44,286,159 shares held by Mr. Cheung individually, collectively as a group. The registered address of Top Group International Limited is Akara Bldg, 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands. Top Group International Limited has four shareholders: Mr. Wong, Mr. Cheung, Mr. Leung Ka Pak, and Mr. Yau Ming Yan, Andrew(See Note (3) below), and their equity interests are 42.12%, 27.06%, 21.00% and 9.82%, respectively.
(3)	Mr. Leung Ka Pak and Mr. Yau Ming Yan, Andrew may be deemed to have beneficial ownership in the 339,814,284 shares held by Top Group International Limited. Each of them expressly disclaims any beneficial ownership in such shares except to the extent of their respective pecuniary interest therein. Mr. Leung was a director and the president of all of our subsidiaries in Canada (other than City Telecom (Canada) Inc.) and resigned as a director and president in October 2005. After Mr. Leung’s resignation, Mr. Yau became a director and the president of all of our subsidiaries in Canada (other than City Telecom (Canada) Inc.). He resigned as a director and president in July 2006.
(4)	Beneficial ownership calculation is based solely on a review of Form 2 filing made with the Hong Kong Stock Exchange on June 13, 2011.
(5)	Prudential Financial, Inc. indirectly owns 100% equity interests of Jennison Associates LLC, and therefore may be deemed to have voting and dispositive power over the shares held by Jennison Associates LLC.
(6)	Beneficial ownership is determined in accordance with the rules of the SEC.

As of December 13, 2011, there were 14 registered holders of 9,742,866 American Depositary Shares in the United States, consisting of 25.22% of our outstanding shares.

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

ITEM 8 FINANCIAL INFORMATION

A.	Consolidated statements and other financial information

Financial statements

See pages F-1 — F-60 following Item 19.

Legal and regulatory proceedings

As of August 31, 2011, there were no legal or arbitration proceedings that have had in the recent past, or to our knowledge, may have, significant effects on our financial position or profitability.

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

For fiscal 2011, an interim dividend was declared at 15 Hong Kong cents per ordinary share. The total amount of HK$115,604,051.70 was paid as cash dividend on May 31, 2011.

A final dividend of 15 Hong Kong cents per ordinary share was proposed on November 8, 2011, which will be approved by shareholders in the annual general meeting to be held on December 16, 2011. The 2011 final dividend will be paid on or about January 10, 2012.

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

The price of our ordinary shares on the HKSE as of its close of trading on December 13, 2011 was HK$4.190 per share. The table below shows the high and low closing prices of the shares on the HKSE since listing.

	Price
	High			Low
		(In HK$	)
Annual Date

2006	0.830			0.570
2007	3.670			0.830
2008	2.170			0.750
2009	3.950			0.840
2010	6.770			3.690

Quarterly Data

2009

January to March	1.140			0.840
April to June	1.780			1.100
July to September	2.630			1.630
October to December	3.950			2.500

2010

January to March	6.210			3.800
April to June	6.770			4.420
July to September	5.200			3.690
October to December	6.200			4.800

2011

January to March	6.200			5.350
April to June	6.080			4.410
July to September	4.850			3.520
October to December (through December 13, 2011)	4.340			3.520

		Price
	High		Low
		(In HK$)
Monthly Data
2011

June	5.670		4.410
July	4.850		4.420
August	4.400		3.740
September	3.840		3.520
October	3.780		3.520
November	4.340		3.700
December (through December 13, 2011)	4.340		4.180

The price of our American depositary shares on Nasdaq as of its close of trading on December 13, 2011 was US$10.670 per American depositary share. The table below shows the high and low closing prices of the American depositary shares on Nasdaq since listing.

		Price
	High		Low
		(In US$)
Annual Date

2006	2.009		1.380
2007	10.750		2.010
2008	5.750		1.915
2009	10.300		2.000
2010	17.330		9.670

Quarterly Data
2009

January to March	2.870		2.000
April to June	4.650		2.870
July to September	7.023		4.050
October to December	10.300		6.610

2010

January to March	16.180		10.150
April to June	17.330		11.340
July to September	13.500		9.670
October to December	15.980		12.500

2011

January to March	15.780		13.730
April to June	15.300		11.360
July to September	12.040		9.220
October to December(through December 13, 2011)	11.170		9.080

Monthly Data
2011

June	14.260		11.360
July	12.040		11.000
August	11.180		9.450
September	9.720		9.220
October	9.670		9.080
November	11.170		9.370
December (through December 13, 2011)	10.800		10.620

B.	Plan of distribution

Not applicable.

C.	Markets

See Item 9A above.

D.	Selling shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the issue

Not applicable.

ITEM 10 ADDITIONAL INFORMATION

A.	Share capital

Not applicable.

B.	Memorandum and Articles of Association

Described below is a summary of certain provisions of our existing Articles and, where relevant, the Hong Kong Companies Ordinance. As this is a summary, it does not contain all the information that may be important to you. You should therefore read our complete Articles if you would like additional information, which were filed with the U.S. Securities and Exchange Commission as an exhibit 1 to the annual report on Form 20-F for fiscal 2005 and is incorporated by reference herein.

General

City Telecom was incorporated in Hong Kong on May 19, 1992 under the Hong Kong Companies Ordinance. Clause 3 of the Memorandum of Association states that the Company’s objects are to carry on the business of telecommunications services in addition to various other related and unrelated business activities.

Directors’ interests

A director shall not vote on, or be counted in the quorum in relation to, any resolution of our board of directors in respect of any contract in which the director or any of his associate(s) (within the meaning of the HKSE Listing Rules) has a material interest. This prohibition shall not apply to the following:

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

The Nasdaq marketplace rules also provide that a foreign private issuer such as us may be granted an exemption from such requirements if it follows the practice of its home country.

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

Pursuant to Rule 13.39(4) of the HKSE Listing Rules which became effective on January 1, 2009, any votes of the Shareholders at a general meeting must be taken by poll.

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

Issue of shares

Under the Companies Ordinance, our board of directors may, without the prior approval of the shareholders, offer to issue new shares to existing shareholders in proportion to their current shareholdings. Our board of directors may not issue new shares in any other way without the prior approval of the shareholders. Any such approval given in a general meeting shall continue in force until the earlier of: (1) the conclusion of the next annual general meeting; or (2) the expiration of the period within which the next annual general meeting is required by law to be held; or (3) when revoked or varied by an ordinary resolution of the shareholders in a general meeting. Where such shareholders’ approval is given, subject to the HKSE Listing Rules and any conditions attached to such approval, our unissued shares may be at the disposal of our board of directors, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration and upon such terms and conditions as the directors may decide.

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

Shareholders

In accordance with our Articles, only persons who are registered in our register of members are recognized by us as shareholders and absolute owners of the shares. The register of members may be closed by our board of directors at such times and for such periods as it may from time to time decide by giving notice in accordance with the HKSE Rules, but the register shall be closed in any year for not more than 30 days (excluding Sundays and public holidays) unless extended by ordinary resolution.

Variations of Rights of Shares

Subject to the Companies Ordinance, all or any of the rights for the time being attached to any class of shares for the time being issued may from time to time (whether or not the Company is being wound up) be varied with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of such shares.

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

A foreign corporation will be treated as a “passive foreign investment company”, or “PFIC”, for United States federal income tax purposes, if 75% or more of its gross income consists of certain types of “passive” income or 50% or more of the fair market value of its assets are “passive” for any taxable year. Based on our current and projected income, assets, and activities, we presently believe that we are not a PFIC in the current taxable year and do not anticipate becoming a PFIC in the future. The PFIC status of a foreign corporation for any taxable year, however, will not be determinable until after the end of that taxable year. Because the classification of certain of our assets for United States federal income tax purposes is uncertain, the PFIC rules are subject to administrative interpretation, and the relevant facts may change in the future, however, no assurance can be given that we are not or will not be treated as a PFIC. The discussion below under “U.S. Holders-Dividends” and “U.S. Holders-Sale or Other Disposition of Shares or American depositary shares,” assumes that we will not be subject to treatment as a PFIC for United States federal income tax purposes. If we were currently or were to become a PFIC, U.S. Holders would be subject to special rules and a variety of potentially adverse tax consequences under the Code. See “PFIC Considerations” below.

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

Under current law, “qualified dividend income” received by an individual prior to January 1, 2013 is subject to United States federal income tax rates lower than those applicable to ordinary income. The maximum federal income tax rate on such qualifying dividends received by an individual is 15%. Based upon our existing and anticipated future operations and current assets, and the anticipation that our American depository shares are and will be listed on the NASDAQ, we believe that we are a “qualified foreign corporation” and that our dividends paid to U.S. Holders who are individuals will be eligible to be treated as “qualified dividend income”, provided that such Holders satisfy applicable holding period requirements with respect to the American depositary shares and other application requirements. Dividends paid by foreign corporations that are classified as PFICs are not “qualified dividend income”. See “PFIC Considerations” below.

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

Sale or Other Disposition of Shares or American depositary shares. A U.S. Holder will recognize capital gain or loss upon the sale or other disposition of shares or American depositary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such shares or American depositary shares, as each is determined in U.S. dollars. Any such capital gain or loss will be long-term if the shares or American depositary shares have been held for more than one year and will generally be United States source gain or loss. Certain non-corporate U.S. Holders (including individuals) may qualify for preferential rates of United States federal income taxation in respect of long-term capital gains for taxable years beginning before January 1, 2013. The claim of a deduction in respect of a capital loss, for United States federal income tax purposes, may be subject to limitations. If a U.S. Holder receives Hong Kong dollars for any such disposition, such U.S. Holder should consult its own tax advisor regarding the United States federal income tax treatment of any foreign currency gain or loss recognized on the subsequent conversion of the Hong Kong dollars to United States dollars.

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

Not applicable.

ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and qualitative disclosures about market risk have been included in note 24 to our consolidated financial statements.

ITEM 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt securities

Not applicable.

B.	Warrants and rights

Not applicable.

C.	Other securities

Not applicable.

D.	American depositary shares

Fees and Expenses

Persons depositing ordinary shares or ADR holders must pay:	For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$0.02 (or less) per ADS	• Any cash distribution to our ADR holders

A fee equivalent to the fee that would be payable if securities distributed to our ADR holders had been ordinary shares and the ordinary shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADR holders

Registration or transfer fees	• Transfer and registration of ordinary shares on our ordinary share register to or from the name of the depositary or its agent when our ADR holders deposit or withdraw ordinary shares

Expenses of the depositary in converting foreign currency to U.S. dollars

•         Whenever the depositary or the custodian receives foreign currency, by way of dividends or other distributions or the net proceeds from the sale of securities, property or rights, and if at the time of the receipt thereof the foreign currency so received can in the judgment of the depositary be converted on a reasonable basis into U.S. dollars and the resulting U.S. dollars transferred to the United States

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

Taxes and other governmental charges the depositary or the custodian have to pay on any ADR or ordinary share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

Payment of Taxes

The ADR holder is required to pay all taxes and other governmental charges that may be payable in respect of any their ADSs, or the shares or other securities underlying their ADSs. The depositary may refuse to effect a transfer of any ADRs or refuse to effect the withdrawal of any securities underlying the ADRs while any such taxes and charges are outstanding. The depositary may deduct the amount of any taxes owed from any payments to our ADR holders. It may also sell deposited securities, by public or private sale, to pay any taxes owed. Our ADR holders will remain liable if the proceeds of the sale are not enough to pay the taxes. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to our ADR holders any proceeds, or send to our ADR holders any property, remaining after it has paid the taxes.

Fees and Payments from the Depositary to Us

In fiscal year 2011, the Company had not received any payment from the depositary.

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

B.	Management’s report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company, as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purpose in accordance with generally accepted accounting principles. Under Section 404(a) of the Sarbanes-Oxley Act of 2002, our management is required to include its assessment of the effectiveness of our internal control procedures over financial reporting in our annual report on Form 20-F beginning in the fiscal year ended August 31, 2009. With the assistance of Company’s internal audit department and external consultants, our management organized and conducted a comprehensive assessment of internal control over financial reporting based on the control criteria in COSO framework. Based on this assessment, the Directors believe that, as of August 31, 2011, the internal control over financial reporting is effective.

C.	Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of City Telecom (H.K.) Limited:

We have audited City Telecom (H.K.) Limited’s internal control over financial reporting as of August 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The management of City Telecom (H.K.) Limited is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the City Telecom (H.K.) Limited’s internal control over financial reporting based on our audit.

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

In our opinion, City Telecom (H.K.) Limited maintained, in all material respects, effective internal control over financial reporting as of August 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of City Telecom (H.K.) Limited and its subsidiaries as of August 31, 2011 and 2010, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated cash flow statements for each of the years in the three-year period ended August 31, 2011, and our report dated December 19, 2011 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Hong Kong, China
December 19, 2011

D.	Changes in internal control over financial reporting

During fiscal 2011, the period covered by this annual report, no change has occurred in our internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

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

ITEM 16C Principal accountant fees and services

The following table sets forth the remuneration that we paid to KPMG, our independent auditor in each of our previous two fiscal years.

Nature of the service	2011 HK$ million	2010 HK$ million
Audit fees	2.3	2.3
Audit-related fees	0.2	0.2
Non-audit services fees	—	0.3

Total	2.5	2.8

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

ITEM 16E Purchase of equity securities by the issuer and affiliated purchasers

By way of a general mandate granted to our directors, the maximum aggregate nominal amount of shares that may be purchased pursuant to a mandate corresponds to 10% of the aggregate nominal amount of our issued share capital at the date the mandate was granted. During the year ended August 31, 2011, we had not repurchased any of the ordinary shares on the HKSE.

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

•

Nasdaq Stock Market Rule 5605(d)(1) requires a Nasdaq listed company to have the compensation of the chief executive officer and the other executive officers be determined, or recommended to the its board of directors for determination, by a compensation committee comprised solely of independent directors. In this regard we have elected to adopt the practices of our home country. Under the HKSE Listing Rules, listed companies are required to establish a remuneration committee with a majority of independent non-executive directors. The compensation of our executive officers is determined by a remuneration committee consisting of six directors, three of whom are independent non-executive directors.

•

Nasdaq Stock Market Rule 5605(e)(1) requires a Nasdaq listed company to have a nominations committee consisting solely of independent directors to select or recommend for selection director nominees. In this regard we have elected to adopt the practices of our home country and do not have a nominations committee consisting solely of independent directors. Under the HKSE Listing Rules, listed companies are recommended but not required to establish a nomination committee consisting of the independent non-executive directors with majority vote. Our director nominees are selected by or recommended for selection by our board of directors. Our current practice is not inconsistent with our home country practices.

Other than the above, we have followed and intend to continue to follow the applicable Nasdaq corporate governance standards.

PART III

ITEM 17 FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18 FINANCIAL STATEMENTS

See pages F-1 to F-60 following Item 19.

ITEM 19 EXHIBITS

(a)	Exhibit 3.1 — Deed of Covenant.

(b)	Exhibit 12.1 — Section 302 Certifications of the Chief Executive Officer.

(c)	Exhibit 12.2 — Section 302 Certifications of the Chief Financial Officer.

(d)	Exhibit 13 — Section 906 Certification of Chief Executive Officer and Chief Financial Officer.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

City Telecom (H.K.) Limited

We have audited the accompanying consolidated balance sheets of City Telecom (H.K.) Limited and its subsidiaries (the “Group”) as of August 31, 2011 and 2010, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and the consolidated cash flow statements for the each of years in the three-year period ended August 31, 2011. These consolidated financial statements are the responsibility of City Telecom (H.K.) Limited’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of City Telecom (H.K.) Limited and its subsidiaries as of August 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended August 31, 2011, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), City Telecom (H.K.) Limited’s internal control over financial reporting as of August 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated December 19, 2011 expressed an unqualified opinion on the effectiveness of the internal control over financial reporting of City Telecom (H.K.) Limited and its subsidiaries.

/s/ KPMG

Hong Kong, China

December 19, 2011

City Telecom (H.K.) Limited and its subsidiaries

Consolidated income statements

(Expressed in Hong Kong dollars)

			For the year ended August 31,
			2011	2010	2009
	Note		HK$’000	HK$’000	HK $’000
Turnover	2		1,681,458	1,574,687	1,478,239
Network costs and costs of sales	3		(212,315)	(195,292)	(175,129)
Other operating expenses	4	(a)	(1,097,164)	(1,105,604)	(1,037,964)
Other income, net	4	(b)	7,249	7,989	41,540
Finance costs	4	(c)	(6,359)	(22,235)	(55,127)

Profit before taxation	4		372,869	259,545	251,559
Income tax expense	5		(58,954)	(42,679)	(38,730)

Profit attributable to shareholders			313,915	216,866	212,829

Basic earnings per share	7		HK40.8 cents	HK30.7 cents	HK32.4 cents

Diluted earnings per share	7		HK39.6 cents	HK29.4 cents	HK31.8 cents

The accompany notes are integral part of these consolidated financial statements.

City Telecom (H.K.) Limited and its subsidiaries

Consolidated statement of comprehensive income

(Expressed in Hong Kong dollars)

	For the year ended August 31,
	2011	2010	2009
	HK$’000	HK$’000	HK$’000
Profit for the year	313,915	216,866	212,829

Other comprehensive income
Exchange differences on translation of financial statements of overseas subsidiaries	2,383	(97)	70

Total comprehensive income for the year	316,298	216,769	212,899

The accompany notes are integral part of these consolidated financial statements.

City Telecom (H.K.) Limited and its subsidiaries

Consolidated balance sheets

(Expressed in Hong Kong dollars)

	As at August 31,
		2011	2010
	Note	HK$’000	HK$’000
Non-current assets

Goodwill	11	1,066	1,066
Fixed assets	12	1,642,701	1,431,813
Long term receivable and prepayment		4,101	5,174
Deferred expenditure	14	15,323	6,626

		1,663,191	1,444,679

Current assets

Accounts receivable	15	71,999	99,729
Other receivables, deposits and prepayments	15	90,984	89,490
Deferred expenditure	14	29,312	28,986
Cash at bank and in hand	16	408,976	588,665

		601,271	806,870
Current liabilities

Bank overdrafts — unsecured		845	10,490
Accounts payable	17	17,419	35,128
Other payables and accrued charges	17	209,585	195,931
Deposits received		26,969	21,822
Current portion — Deferred service revenue	18	85,895	97,248
Tax payable		2,281	1,533
Current portion — obligations under finance leases	22	105	212

		343,099	362,364

Net current assets		258,172	444,506

Total assets less current liabilities		1,921,363	1,889,185

Non-current liabilities

Deferred tax liabilities	20	111,138	55,843
Long-term deferred service revenue		992	9,550
Derivative financial instrument	21	11,564	11,293
Long-term debt and other liabilities	22	288	123,960

Net assets		1,797,381	1,688,539

Capital and reserves
Share capital	19	77,191	76,500
Reserves	19	1,720,190	1,612,039

Total equity attributable to equity shareholders of the Company		1,797,381	1,688,539

The accompany notes are integral part of these consolidated financial statements.

City Telecom (H.K.) Limited and its subsidiaries

Consolidated statements of changes in equity

(Expressed in Hong Kong dollars)

	Note	Share capital HK$’000	Share premium HK$’000	Capital reserve HK$’000	Capital redemption reserve HK$’000	Retained profits HK$’000	Exchange reserve HK$’000	Total HK$’000
At September 1, 2010		76,500	1,074,997	21,064	7	513,208	2,763	1,688,539
Total comprehensive income for the year		—	—	—	—	313,915	2,383	316,298
Dividend paid in respect of previous year	6	—	—	—	—	(103,735)	—	(103,735)
Dividend paid in respect of current year	6	—	—	—	—	(115,605)	—	(115,605)
Shares issued upon exercise of share option		691	8,498	(1,957)	—	—	—	7,232
Equity settled share-based transactions		—	—	4,652	—	—	—	4,652

At August 31, 2011		77,191	1,083,495	23,759	7	607,783	5,146	1,797,381

	Note	Share capital HK$’000	Share premium HK$’000	Capital reserve HK$’000	Capital redemption reserve HK$’000	Retained profits HK$’000	Exchange reserve HK$’000	Total HK$’000
At September 1, 2009		66,418	681,208	23,232	7	454,802	2,860	1,228,527
Total comprehensive income for the year		—	—	—	—	216,866	(97)	216,769
Dividend paid in respect of previous year	6	—	—	—	—	(108,735)	—	(108,735)
Dividend paid in respect of current year	6	—	—	—	—	(49,725)	—	(49,725)
Shares issued upon exercise of share option		2,032	22,227	(7,515)	—	—	—	16,744
Equity settled share-based transactions		—	—	5,347	—	—	—	5,347
Shares issued upon placement		8,050	371,562	—	—	—	—	379,612

At August 31, 2010		76,500	1,074,997	21,064	7	513,208	2,763	1,688,539

City Telecom (H.K.) Limited and its subsidiaries

Consolidated statements of changes in equity (continued)

(Expressed in Hong Kong dollars)

	Note	Share capital HK$’000	Share premium HK$’000	Capital reserve HK$’000	Capital redemption reserve HK$’000	Retained profits HK$’000	Exchange reserve HK$’000	Total HK$’000
At September 1, 2008		65,062	670,717	19,013	—	275,025	2,790	1,032,607
Total comprehensive income for the year		—	—	—	—	212,829	70	212,899
Dividend paid in respect of previous year	6	—	—	—	—	(3,108)	—	(3,108)
Shares issued in respect of scrip dividend of previous year	6	1,221	8,685	—	—	(9,906)	—	—
Dividend paid in respect of current year		—	—	—	—	(19,904)	—	(19,904)
Shares issued upon exercise of share option		142	1,806	(549)	—	—	—	1,399
Equity settled share-based transactions		—	—	4,768	—	—	—	4,768
Repurchase and cancellation of ordinary shares		(7)	—	—	7	(134)	—	(134)

At August 31, 2009		66,418	681,208	23,232	7	454,802	2,860	1,228,527

The accompany notes are integral part of these consolidated financial statements.

City Telecom (H.K.) Limited and its subsidiaries

Consolidated cash flow statements

(Expressed in Hong Kong dollars)

			For the year ended August 31,
	Note		2011 HK$’000	2010 HK$’000	2009 HK$’000
Net cash inflow from operations	23	(a)	588,911	488,353	538,503

Hong Kong profits tax paid			—	(456)	—
Overseas tax paid			(3,012)	(2,557)	(1,732)

Net cash inflow from operating activities			585,899	485,340	536,771

Investing activities

Decrease in pledged bank deposits			—	15,038	72,281
Interest received			3,059	11,372	4,869
Purchases of fixed assets			(437,477)	(349,076)	(289,938)
Net proceeds from maturity of investment in debt securities			—	—	28,051
Proceeds from disposal of fixed assets			20,229	16,412	8,249

Net cash outflow from investing activities			(414,189)	(306,254)	(176,488)

Net cash inflow before financing activities			171,710	179,086	360,283

Financing activities

Repurchase of ordinary shares			—	—	(134)
Proceeds from issuance of new shares	23	(b)	7,232	396,356	1,399
Proceeds from new bank loans			—	163,375	—
Repayment of bank loan			(125,000)	(40,000)	—
Repayment of capital element of finance leases	23	(b)	(212)	(217)	(138)
Interest element of finance leases			(30)	(42)	(27)
Interest paid on bank loans			(1,152)	(1,166)	—
Other borrowing costs paid			(4,638)	(3,260)	(885)
Interest paid on 10-year senior notes			—	(5,881)	(52,670)
Repurchase of 10-year senior notes	23	(b)	—	(172,423)	(485,829)
Dividends paid			(219,312)	(158,435)	(23,008)

Net cash (outflow)/inflow from financing activities			(343,112)	178,307	(561,292)

(Decrease)/increase in cash and cash equivalent			(171,402)	357,393	(201,009)

Cash and cash equivalent at September 1			578,175	221,052	421,610

Effect of foreign exchange rate changes			1,358	(270)	451

Cash and cash equivalent at August 31			408,131	578,175	221,052

Analysis of the balances of cash and cash equivalents
Cash at bank and in hand			408,976	588,665	226,416
Bank overdrafts — unsecured			(845)	(10,490)	(5,364)

			408,131	578,175	221,052

The accompany notes are integral part of these consolidated financial statements.

1	Significant accounting policies

(a)	Statement of compliance

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

The IASB has issued a number a new or revised IFRSs that are first effective or available for early adoption for the current accounting period of the Group and the Company. None of these changes in policies would have a material impact on the Group’s financial statements.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period (see note 31).

The consolidated financial statements were authorized for issue by the Board of Directors on December 19, 2011.

(b)	Basis of preparation of the financial statements

The measurement basis used in the preparation of the financial statements is the historical cost basis except that certain financial assets are stated at their fair values or amortized costs as explained in the accounting policies set out below (see notes 1(j), 1(l), 1(q) and 1(r)).

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

Judgments made by management in the application of IFRSs that have significant effect on the financial statements and major sources of estimation uncertainty are discussed in note 30.

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

For consolidation purposes, the balance sheets of subsidiaries denominated in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the income statement is translated at an average rate for the year. Exchange differences are dealt with as a movement in reserves.

The accompanying consolidated financial statements are presented in Hong Kong Dollars, which is the Group’s functional currency. All financial information have been rounded to the nearest thousand.

(e)	Goodwill

Goodwill represents the excess of

(i)	the aggregate of the fair value of the consideration transferred; over

(ii)	the net fair value of the acquiree’s identifiable assets and liabilities measured as at the acquisition date.

When (ii) is greater than (i), then this excess is recognized immediately in profit or loss as a gain on a bargain purchase.

Goodwill is stated at cost less accumulated impairment losses. Goodwill arising on a business combination is allocated to each cash-generating unit, or groups of cash-generating units, that is expected to benefit from the synergies of the combination and is tested annually for impairment (see note 1(i)).

On disposal of a cash-generating unit during the year, any attributable amount of purchased goodwill is included in the calculation of the profit or loss on disposal.

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

1	Significant accounting policies (continued)

(g)	Fixed assets

(i)	Construction in progress

Construction in progress was carried at cost, which includes development and construction expenditure incurred and interest and direct costs attributable to the development less any accumulated impairment loss (note 1(i)) as considered necessary by the directors. No depreciation was provided for construction in progress. On completion, the associated costs were transferred to leasehold land and building.

(ii)	Other fixed assets

Other fixed assets, comprising building, leasehold improvements, telecommunications, computer and office equipment, furniture, fixtures and fittings and motor vehicles, are stated at cost less accumulated depreciation and accumulated impairment losses (note 1(i)).

Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives as follows:

•	Buildings situated on leasehold land are depreciated over the shorter of the unexpired term of lease and their estimated useful lives of 50 years

• Furniture, fixtures and fittings	4 years

• Telecommunications, computer and office equipment	4 years — 20 years

• Motor vehicles	4 years

•	Leasehold improvements are depreciated over the shorter of the unexpired term of the leases and their estimated useful lives

•	Leasehold land classified as held under finance leases is depreciated over the unexpired term of leases

•	Investment properties situated on leasehold land are depreciated over the shorter of the unexpired term of lease and their estimated useful lives of 50 years

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

(i)	Impairment of investments in debt and equity securities and accounts and other receivables

Investments in debt and equity securities and other current and non-current receivables that are stated at cost or amortized cost or are classified as available-for-sale securities are reviewed at the end of each reporting period to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events:

•	significant financial difficulty of the debtor;

•	a breach of contract, such as a default or delinquency in interest or principal payments;

•	it becoming probable that the debtor will enter bankruptcy or other financial reorganization;

•	significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; and

•	a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost.

1	Significant accounting policies (continued)

(i)	Impairment of assets (continued)

(i)	Impairment of investments in debt and equity securities and accounts and other receivables (continued)

If any such evidence exists, any impairment loss is determined and recognized as follows:

•

For trade and other current receivables and other financial assets carried at amortized cost, the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets where the effect of discounting is material). This assessment is made collectively where financial assets carried at amortized cost share similar risk characteristics, such as similar past due status, and have not been individually assessed as impaired. Future cash flows for financial assets which are assessed for impairment collectively are based on historical loss experience for assets with credit risk characteristics similar to the collective group.

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

•

For available-for-sale securities, the cumulative loss that has been in the fair value reserve is classified to profit or loss. The amount of the cumulative loss that is recognized in profit or loss is the difference between the acquisition cost (net of any principal repayment and amortization) and current fair value, less any impairment loss on that asset previously recognized in profit or loss.

Impairment losses recognized in profit or loss in respect of available-for-sale equity securities are not reversed through profit or loss. Any subsequent increase in the fair value of such assets is recognized directly in other comprehensive income.

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

Internal and external sources of information are reviewed at the end of each reporting period to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognized no longer exists or may have decreased:

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

The recoverable amount of an asset is the greater of its fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

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

(iii)	Interim financial reporting and impairment

Under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, the Group is required to prepare an interim financial report in compliance with IAS 34/HKAS 34, Interim financial reporting, in respect of the first six months of the financial year. At the end of the interim period, the Group applies the same impairment testing, recognition and reversal criteria as it would at the end of the financial year (see note 1(i)(i) and 1(i)(ii)).

Impairment losses recognized in an interim period in respect of goodwill, available-for-sale equity securities and unquoted equity securities carried at costs are not reversed in a subsequent period. This is the case even if no loss, or a smaller loss, would have been recognized had the impairment been assessed only at the end of the financial year to which the interim period relates. Consequently, if the fair value of an available-for-sale equity security increases in the remainder of the annual period, or in any other period subsequently, the increase is recognized in other comprehensive income and not profit or losses.

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

(m)	Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are also included as a component of cash and cash equivalents for the purpose of the consolidated cash flow statement.

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

During the vesting period, the number of share options that is expected to vest is reviewed. Any adjustment to the cumulative fair value recognized in prior years is charged/credited to profit or loss, with a corresponding adjustment to the capital reserve. On vesting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that vest (with a corresponding adjustment to the capital reserve) except where forfeiture is only due to not achieving vesting conditions that relate to the market price of the Company’s shares. The amount related to share options expense is recorded in the capital reserve until either the option is exercised or the option expires.

(p)	Income tax

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognized in profit or loss except to the extent that they relate to business combinations, or items recognized in other comprehensive income or directly in equity, in which case the relevant amounts of tax are recognized in other comprehensive income or directly in equity, respectively.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

1	Significant accounting policies (continued)

(p)	Income tax (continued)

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilized, are recognized. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilized.

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The amount of deferred tax recognized is measured based on the expected manner of realization or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilized. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the Company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

•	in the case of current tax assets and liabilities, the Company or the Group intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously; or

•	in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

•	the same taxable entity; or

•

different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realize the current tax assets and settle the current tax liabilities on a net basis or realize and settle simultaneously.

(q)	Interest-bearing borrowings

Interest-bearing borrowings are recognized initially at fair value less attributable transaction costs. Subsequent to initial recognition, the interest-bearing borrowings are stated at amortized cost with the difference between amortized cost and redemption value recognized in profit or loss over the period of borrowings using the effective interest method.

1	Significant accounting policies (continued)

(r)	Trade and other payables

Trade and other payables are initially recognized at fair value. Except for financial guarantee liabilities measured in accordance with note 1(n), trade and other payables are subsequently stated at amortized cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(s)	Revenue recognition

(i)	Revenue for the provision of international telecommunications and fixed telecommunications network services is recognized, when an arrangement exists, service is rendered, the fee is fixed or determinable, and collectibility is probable.

(ii)	Tariff-free period granted to subscribers of fixed telecommunications network services are recognized in profit or loss ratably over the term of the service subscription agreement.

(iii)	Amount received in advance for the provision of fixed telecommunications network services is deferred and included under deferred service revenue, and subsequently recognized as revenue on a straight-line basis over the related service period.

(iv)	Interest income is recognized as it accrues using the effective interest method.

(v)	Rental income receivable under operating leases is recognized in profit or loss in equal installments over the periods covered by the lease term. Lease incentives granted are recognized in profit or loss as an integral part of the aggregate net lease payments receivable.

(t)	Borrowing costs

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

1	Significant accounting policies (continued)

(w)	Related parties

For the purposes of these financial statements, a party is considered to be related to the Group if:

(i)	the party has the ability, directly or indirectly through one or more intermediaries, to control the Group or exercise significant influence over the Group in making financial and operating policy decisions, or has joint control over the Group;

(ii)	the Group and the party are subject to common control;

(iii)	the party is an associate of the Group or a joint venture in which the Group is a venturer;

(iv)	the party is a member of key management personnel of the Group or the Group’s parent, or a close family member of such an individual, or is an entity under the control, joint control or significant influence of such individuals;

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

The Group is principally engaged in the provision of international telecommunications services and fixed telecommunications network services to customers in Hong Kong and Canada. Revenues recognized during the year are as follows:

	2011 HK$’000	2010 HK$’000	2009 HK$’000
Turnover

International telecommunications services	197,134	218,589	247,359
Fixed telecommunications network services (note 2(b))	1,484,324	1,356,098	1,230,880

	1,681,458	1,574,687	1,478,239

2	Turnover and segment information (continued)

(a)	Segmental information

The Group is organized on a worldwide basis into two business segments:

• International telecommunications	:	provision of international long distance calls services

• Fixed telecommunications network	:	provision of dial up and broadband Internet access services , local voice-over-IP services, IP-TV services and corporate data services

The Group’s inter-segment transactions mainly consist of provision of leased lines services. These transactions were entered into on similar terms as those contracted with third parties.

	2011
	International tele- communications services HK$’000	Fixed tele- communications network services HK$’000	Elimination HK$’000	Group HK$’000
Turnover
- External sales	197,134	1,484,324	—	1,681,458
- Inter-segment sales	3,814	14,837	(18,651)	—

	200,948	1,499,161	(18,651)	1,681,458

Segment results	65,832	306,147		371,979

Other net income, excluding interest income				3,883
Interest income				3,366
Finance costs				(6,359)

Profit before taxation				372,869
Income tax expense				(58,954)

Net profit				313,915

2	Turnover and segment information (continued)

(a)	Segmental information (continued)

	2010
	International tele- communications services HK$’000	Fixed tele- communications network services HK$’000	Elimination HK$’000	Group HK$’000
Turnover
- External sales	218,589	1,356,098	—	1,574,687
- Inter-segment sales	5,673	16,673	(22,346)	—

	224,262	1,372,771	(22,346)	1,574,687

Segment results	54,173	219,618		273,791

Other net income, excluding interest income				(3,383)
Interest income				11,372
Finance costs				(22,235)

Profit before taxation				259,545
Income tax expense				(42,679)

Net profit				216,866

	2009
	International tele- communications services HK$’000	Fixed tele- communications network services HK$’000	Elimination HK$’000	Group HK$’000
Turnover
- External sales	247,359	1,230,880	—	1,478,239
- Inter-segment sales	5,669	19,784	(25,453)	—

	253,028	1,250,664	(25,453)	1,478,239

Segment results	61,631	203,515		265,146

Other net income, excluding interest income				36,671
Interest income				4,869
Finance costs				(55,127)

Profit before taxation				251,559
Income tax expense				(38,730)

Net profit				212,829

2	Turnover and segment information (continued)

(a)	Segmental information (continued)

	2011
	International tele- communications services HK$’000	Fixed tele- communications network services HK$’000	Group HK$’000
Segment assets	432,716	1,831,746	2,264,462

Segment liabilities	79,459	274,203	353,662
Tax payable			2,281
Deferred tax liabilities			111,138

Total liabilities			467,081

Capital expenditure incurred during the year	1,631	447,565	449,196
Depreciation for the year	11,499	206,698	218,197

	2010
	International tele- communications services HK$’000	Fixed tele- communications network services HK$’000	Group HK$’000
Segment assets	590,888	1,660,661	2,251,549

Segment liabilities	92,982	289,085	382,067
Tax payable			1,533
Deferred tax liabilities			55,843
Long-term bank loan			123,567

Total liabilities			563,010

Capital expenditure incurred during the year	5,223	339,621	344,844
Depreciation for the year	12,637	186,392	199,029

2	Turnover and segment information (continued)

(b)	Hong Kong Broadband Network Limited (“HKBN”), a wholly-owned subsidiary of the Company, is a Fixed Telecommunications Network Services (“FTNS”) licensee and provides interconnection services to enable delivery of telecommunications service to customers of different operators. Since the FTNS license was granted by the Telecommunication Authority (“TA”) and interconnection services have been provided, HKBN has been billing mobile operators for the interconnection services provided to them and recognizing revenue (“mobile interconnection charges”) based on management’s best estimate of the amounts to be collected. In prior years, majority of the mobile operators rejected HKBN’s demand for payment of the mobile interconnection charges. As a result of non-payment by certain mobile operators, in 2004, the Group requested the TA to make a determination (the “2004 Determination”) on the level of mobile interconnection charges payable by one of the mobile operators (“mobile operator under dispute”) to HKBN; and the effective date of the determined mobile interconnection charges.

In June 2007, the TA issued the 2004 Determination which set out the rates of mobile interconnection charge payable by the mobile operator under dispute for interconnection services provided by HKBN for the period from April 1, 2002 to August 31, 2004 and the mobile operator under dispute paid mobile interconnection charge for the relevant period accordingly.

Subsequent to June 2007, HKBN entered into contractual agreements with several mobile operators which agreed to pay mobile interconnection charges based on the 2004 Determination for the period from April 1, 2002 to August 31, 2004 and with respect to the period after August 31, 2004 at the interim rate stated in the contractual agreements. The interim rate was subject to adjustment based on further determination to be issued by the TA.

In February 2008, since certain mobile operators had still not yet settled their mobile interconnection charges for interconnection services provided by HKBN, HKBN requested TA to make a new determination on the rate of mobile interconnection charge and interest thereon with the four mobile operators.

In September 2008, the TA accepted HKBN’s request for determination on the rate of mobile interconnection charges for the period from April 1, 2002 to April 26, 2009 payable by the mobile operators that had not reached contractual agreements with HKBN, and the rate for the period from September 1, 2004 to April 26, 2009 payable by those mobile operators that have reached contractual agreements with HKBN, and the interest rate thereon (the “2008 Determination”).

In May 2010, the TA issued its decision on the 2008 Determination which set out the rates of mobile interconnection charges payable by the mobile operators under dispute.

Based on the 2008 determination, the Group reversed approximately HK$19,706,000 revenue related to mobile interconnection charges and recognized approximately HK$10,053,000 interest income during the year ended August 31, 2010.

Included in the accounts receivable balance as at August 31, 2011 were receivable relating to mobile interconnection charges of HK$23,000 (August 31, 2010: HK$39,763,000).

3	Network costs and costs of sales

Network costs and costs of sales mainly include interconnection charges paid to local and overseas carriers, leased line rentals, program fees, and production costs for the IP-TV service, and do not include depreciation charge which is included in other operating expenses.

4	Profit before taxation

Profit before taxation is arrived at after charging/(crediting) the following:

(a)	Other operating expenses

	2011 HK$’000	2010 HK$’000	2009 HK$’000
Advertising and marketing expenses	344,136	372,727	299,794
Amortization of deferred expenditure (note 14)	37,873	48,621	53,160
Auditors’ remuneration	2,777	2,910	3,455
Depreciation of owned fixed assets	217,790	198,323	205,624
Depreciation of fixed assets held under finance lease	407	706	617
Operating lease charges in respect of land and buildings	28,426	22,669	17,010
Operating lease charges in respect of equipment	—	39	42
Provision for doubtful debts (note 15(b))	13,636	14,742	12,103
Impairment loss on other receivable	1,587	—	—
Loss / (gain) on disposal of fixed assets	1,008	(1,375)	1,016
Talent costs (note 4(d))	311,355	301,760	302,279
Others	138,169	144,482	142,864

	1,097,164	1,105,604	1,037,964

(b)	Other income, net

	2011 HK$’000	2010 HK$’000	2009 HK$’000
Interest income	(3,366)	(11,372)	(4,869)
Loss/(gain) on extinguishment of 10-year senior notes	—	9,650	(31,371)
Net exchange gain	(995)	(324)	(3,038)
Others	(2,888)	(5,943)	(2,262)

	(7,249)	(7,989)	(41,540)

(c)	Finance costs

	2011 HK$’000	2010 HK$’000	2009 HK$’000
Interest element of finance leases	30	42	27
Interest on 10-year senior notes	—	5,881	52,670
Amortization of incidental issuance costs	—	188	1,545
Interest on bank borrowings	1,152	1,379	—
Amortization of upfront costs on long-term bank loan	182	192	—
Change in fair value of derivative financial instrument	271	11,293	—
Write-off of upfront costs upon settlement of long-term bank loan	1,251	—	—
Other borrowing costs	3,473	3,260	885

	6,359	22,235	55,127

4	Profit before taxation (continued)

(d)	Talent costs

	2011 HK$’000	2010 HK$’000	2009 HK$’000
Wages and salaries	517,609	518,380	506,638
Provision for annual leave	612	561	613
Equity settled share-based transaction	4,652	5,347	4,768
Retirement benefit costs — defined contribution plans (note 8)	43,872	38,820	34,614
Less: Talent costs capitalized as fixed assets	(22,206)	(20,851)	(16,621)
Talent costs incurred in network costs and costs of sales	(10,843)	(11,098)	(13,461)
Talent cost incurred in advertising and marketing expenses	(222,341)	(229,399)	(214,272)

	311,355	301,760	302,279

Talent costs include all compensation and benefits paid to and accrued for all individuals employed by the Group, including directors.

(e)	Other items

	2011 HK$’000	2010 HK$’000	2009 HK$’000
Realized and unrealized gain on other financial assets	—	—	(189)

5	Income tax expense

Hong Kong Profits Tax rate is 16.5%. There was no provision for Hong Kong Profits Tax for 2009, 2010 and 2011 as the Group’s Hong Kong subsidiaries which were subject to Hong Kong Profits Tax sustained tax losses. The statutory income tax rate in the People’s Republic of China (“PRC”) is 25%. CTI Guangzhou Customer Services Co., Ltd., a wholly owned subsidiary of the Company, being a recognized Advanced Technology Service Enterprise, is subject to income tax at a reduced rate of 15% from calendar years 2010 to 2012. The provision of PRC income tax was calculated at 25% for calendar year 2009. Non-Hong Kong current taxation is mainly related to the PRC income tax.

The amount of income tax expense in the consolidated income statement represents:

	2011 HK$’000	2010 HK$’000	2009 HK$’000
Current taxation:

Hong Kong
- Over-provision in prior years	—	40	—
Non-Hong Kong
- Provision for the year	(3,524)	(2,585)	(1,622)
- Under-provision in prior years	(135)	—	—

Deferred taxation:

- Origination and reversal of temporary differences (note 20)	(55,295)	(40,134)	(37,108)
- Recognition of previously unrecognized tax losses (note 20)	—	—	—

Income tax expense	(58,954)	(42,679)	(38,730)

5	Income tax expense (continued)

The Group’s income tax expense differs from the theoretical amount that would arise using the profits before taxation at applicable tax rates as follows:

	2011 HK$’000	2010 HK$’000	2009 HK$’000
Profit before taxation	372,869	259,545	251,559

Notional tax on profit before taxation, calculated at the prevailing tax rates applicable to profit in the jurisdictions concerned	(63,606)	(43,781)	(42,240)
Effect of non-taxable income	535	4,692	1,466
Effect of (loss)/gain on extinguishment of 10-year senior notes not subject to taxation	—	(1,592)	5,176
Effect of non-deductible expenses	(4,975)	(2,367)	(3,648)
(Under)/over-provision in prior years	(135)	40	—
Utilization of tax loss related to prior years	6,872	—	—
PRC income tax concession	2,406	—	—
Others	(51)	329	516

Income tax expense	(58,954)	(42,679)	(38,730)

6	Dividends

(a)	Dividends payable to equity shareholders of the Company attributable to the year

	2011 HK$’000	2010 HK$’000	2009 HK$’000
Interim dividend declared and paid of HK15 cents per ordinary share (2010: HK6.5 cents per ordinary share , 2009: HK3 cents per ordinary share)	115,605	49,725	19,904
Final dividend proposed after the balance sheet date, of HK15 cents per ordinary share (2010: HK13.5 cents per ordinary share, 2009: HK16 cents per ordinary share)	115,787	103,275	106,269

	231,392	153,000	126,173

The final dividend proposed after the balance sheet date has not been recognized as a liability at the balance sheet date.

(b)	Dividends attributable to the previous financial year, approved and paid during the year:

	2011 HK$’000	2010 HK$’000	2009 HK$’000
Final dividend in respect of the financial year ended August 31, 2010, approved and paid of HK13.5 cents per ordinary share (2010: HK16 cents per ordinary share in respect of financial year ended August 31, 2009, 2009: HK2 cents per ordinary share in respect of financial year ended August 31, 2008)	103,735	108,735	13,014

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

7	Earnings per share

	2011 HK$’000	2010 HK$’000	2009 HK$’000
Profit attributable to shareholders	313,915	216,866	212,829

Weighted average number of ordinary shares

	2011 Number of shares ‘000		2010 Number of shares ‘000		2009 Number of shares ‘000
Issued ordinary shares at the beginning of the year	764,997		664,180		650,622
Effect of scrip dividend issued	—		—		6,256
Effect of share options exercised	3,810		14,856		329
Effect of placement	—		27,569		—
Effect of shares repurchased and cancelled	—		—		(6)

Weighted average number of ordinary shares at the end of the year (basic)	768,807		706,605		657,201
Incremental shares from assumed exercise of share options	23,992		30,011		11,183

Weighted average number of ordinary shares at the end of the year (diluted)	792,799		736,616		668,384

Basic earnings per share	HK40.8	cents	HK30.7	cents	HK32.4	cents

Diluted earnings per share	HK39.6	cents	HK29.4	cents	HK31.8	cents

8	Retirement benefit costs

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

Pursuant to the relevant regulations in the PRC, the Group contributes to a defined contribution retirement scheme organized by the local social security bureau for each Talent of the subsidiary in the PRC at the rate of 20% of a standard salary base as determined by the local social security bureau. The Group has no other obligation to make payments in respect of retirement benefits of these Talents.

The retirement schemes for Talents of the Group in other countries follow the local statutory requirements of the respective countries.

The aggregate employer’s contributions, net of forfeited contributions, which have been dealt with in the consolidated income statement during the year are as follows:

	2011 HK$’000	2010 HK$’000	2009 HK$’000
Gross contributions	43,872	38,820	34,614

At August 31, 2011, there was no forfeited contribution available to offset future contributions by the Group to the ORSO Scheme (2010 and 2009: Nil).

9	Directors’ and senior management’s emoluments

(a)	Directors’ remuneration

The remuneration of each director for the year ended August 31, 2011 is set out below:

Name of director	Fee HK$’000	Salary HK$’000	Discretionary bonuses HK$’000	Share-based payment HK$’000	Employer’s contribution to defined contribution scheme HK$’000	Total HK$’000
Wong Wai Kay, Ricky	—	6,704	1,000	—	670	8,374
Cheung Chi Kin, Paul	—	6,706	1,000	—	670	8,376
Yeung Chu Kwong, William	—	9,733	1,310	3,006	456	14,505
Lai Ni Quiaque	—	2,762	635	1,906	276	5,579
Cheng Mo Chi, Moses	176	—	—	—	—	176
Lee Hon Ying, John	195	—	—	—	—	195
Chan Kin Man	182	—	—	—	—	182
Peh Jefferson Tun Lu	182	—	—	—	—	182

Total	735	25,905	3,945	4,912	2,072	37,569

9 Directors’ and senior management’s emoluments (continued)

(a)	Directors’ remuneration (continued)

The remuneration of each director for the year ended August 31, 2010 is set out below:

Name of director	Fee HK$’000	Salary HK$’000	Discretionary bonuses HK$’000	Share-based payment HK$’000	Employer’s contribution to defined contribution scheme HK$’000	Total HK$’000
Wong Wai Kay, Ricky	—	6,707	1,800	—	670	9,177
Cheung Chi Kin, Paul	—	6,709	1,800	—	670	9,179
Yeung Chu Kwong, William	—	8,264	2,400	2,526	456	13,646
Lai Ni Quiaque	—	2,642	750	2,455	264	6,111
Cheng Mo Chi, Moses	168	—	—	—	—	168
Lee Hon Ying, John	185	—	—	—	—	185
Chan Kin Man	174	—	—	—	—	174
Peh Jefferson Tun Lu	174	—	—	—	—	174

Total	701	24,322	6,750	4,981	2,060	38,814

No Director waived any emoluments in respect of the years ended August 31, 2010 and 2011.

The share-based payment represents the expenses determined based on the fair value of share options granted to certain directors under the Company’s share option scheme. Fair value of share options is estimated in accordance with the Group’s significant accounting policies in note 1. The details of the share-based payment are disclosed in note 10.

(b)	Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for the year include four (2010: four) directors whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining one (2010: one) individual during the year are as follows:

	2011 HK$’000	2010 HK$’000
Basic salaries, other allowances and benefits in kind	2,523	2,492
Discretionary bonuses	300	300
Retirement benefit costs — defined contribution plans	181	181

	3,004	2,973

The emoluments fell within the following band:

	Number of individual
	2011	2010
HK$2,500,001 — HK$3,000,000	—	1
HK$3,000,001 — HK$3,500,000	1	—

10	Equity settled share-based transactions

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

(a)	The terms and conditions of the options

Options that existed during the year ended August 31, 2011 are as follows, whereby all options are settled by physical delivery of shares:

	Number of option	Vesting conditions	Exercisable period
2002 Share Option Scheme

Options granted to directors:

-January 5, 2005	16,183,208	Condition 1	On or prior to October 20, 2014
-May 22, 2006	2,023,064	Condition 1	On or prior to May 21, 2016
-February 6, 2008	5,542,791	Condition 3 /6	On or prior to February 5, 2018
-February 11, 2008	6,044,791	Condition 2 /6	On or prior to February 10, 2018
-February 5, 2010	6,000,000	Condition 4	On or prior to February 4, 2020

Options granted to Talents excluding Directors:

-October 21, 2004	4,158,680	Condition 1	On or prior to October 20, 2014
-May 22, 2006	3,160,379	Condition 1	On or prior to May 21, 2016
-February 15, 2008	604,479	Condition 5	On or prior to December 23, 2012
-May 2, 2008	932,465	Condition 5 /6	On or prior to May 1, 2018

Total share options	44,649,857

10	Equity settled share-based transactions (continued)

(a)	The terms and conditions of the options (continued)

Options that existed during the year ended August 31, 2010 are as follows, whereby all options are settled by physical delivery of shares:

	Number of option	Vesting conditions	Exercisable period
2002 Share Option Scheme

Options granted to directors:

-January 5, 2005	16,183,208	Condition 1	On or prior to October 20, 2014
-May 22, 2006	15,178,466	Condition 1	On or prior to May 21, 2016
-February 6, 2008	6,044,791	Condition 3	On or prior to December 23, 2012
-February 11, 2008	6,044,791	Condition 2	On or prior to December 23, 2012
-February 5, 2010	6,000,000	Condition 4	On or prior to February 4, 2020

Options granted to Talents excluding Directors:

-October 21, 2004	6,909,527	Condition 1	On or prior to October 20, 2014
-May 22, 2006	6,414,433	Condition 1	On or prior to May 21, 2016
-August 3, 2006	40,540	Condition 1	On or prior to August 2, 2016
-November 22, 2006	136,545	Condition 1	On or prior to November 14, 2016
-February 15, 2008	1,007,465	Condition 5	On or prior to December 23, 2012
-May 2, 2008	1,007,465	Condition 5	On or prior to December 23, 2012

Total share options	64,967,231

10	Equity settled share-based transactions (continued)

(a)	The terms and conditions of the options (continued)

The vesting conditions of the respective share option grant are as follows:

Condition 1

Options granted are vested in one year or evenly vested over a period of two to three years. Options are awarded without performance conditions and are exercisable provided the participants have remained employed by the end of respective vesting periods.

Condition 2

Vesting of the options is conditional upon the performance of the Company’s shares over the period from the close of trading in Hong Kong on November 22, 2007 to November 21, 2010.

Upon fulfillment of the market conditions, certain options granted vest immediately, while other options affected by the same market conditions vest evenly over a period of three years.

During the year ended August 31, 2010, one of the market conditions in the option agreement has been replaced and the vesting of certain options is now conditional upon the Company reaching a non-market performance condition. Upon fulfillment of this non-market performance condition, a portion of the options affected by this condition vest immediately, while other options affected by this condition vest evenly over a period of three years.

The Group has accounted for the modification in accordance with IFRS/HKFRS 2 “Share-based payment” by measuring the incremental fair value which is the difference between the fair value of the modified share options and that of the original share options, both estimated as at the date of the modification, and recognizing the incremental fair value over the period from the modification date until the date when the modified share options vest. The balance of the original grant-date fair value as at the date of modification continues to be recognized over remaining original vesting period. The total incremental fair value arisen from this modification amounts to HK$4,278,000.

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

Condition 6

During the year ended August 31, 2011, one of the clauses in the option agreement has been modified. As a result of this modification, the expiry period of the share option has been extended to 10 years from the grant date of share options. The Group has accounted for the modification in accordance with IFRS/HKFRS 2 “Share-based payment” by measuring the incremental fair value which is the difference between the fair value of the modified share options and that of the original share options, both estimated as at the date of the modification, and recognizing the incremental fair value over the period from the modification date until the date when the modified share options vest. If the modification occurs after vesting date, the incremental fair value granted is recognized immediately. The balance of the original grant-date fair value as at the date of modification continues to be recognized over the remaining original vesting period. The total incremental fair value arisen from this modification amounts to HK$276,000.

10	Equity settled share-based transactions (continued)

(b)	The number and weighted average exercise prices of share options are as follows:

	2011		2010
	Weighted average exercise price HK$	Number of options	Weighted average exercise price HK$	Number of options
2002 Share Option Scheme

Outstanding at the beginning of the year	1.87	44,649,857	1.27	58,967,231
Granted during the year	—	—	4.24	6,000,000
Exercised during the year	1.05	(6,914,509)	0.82	(20,317,374)
Forfeited during the year	1.79	(629,665)	—	—

Outstanding at the end of the year	2.03	37,105,683	1.87	44,649,857

Exercisable at the end of the year	1.47	19,217,594	1.35	25,603,183

The weighted average share price at the date of exercise for the share options exercised during the year was HK$5.63 (2010: HK$3.85).

The options outstanding at August 31, 2011 had a weighted exercise price of HK$2.03 (2010: HK$1.87) and a weighted average remaining contractual life of 3 years (2010: 4 years).

(c)	Fair value of share options and assumptions

In determining the value of the share options granted during the year ended August 31, 2010 and share option modified during the year ended August 31, 2011 and August 31, 2010, the Black-Scholes option pricing model (the “Black-Scholes Model”) and Monte Carlo option pricing model (“Monte Carlo Model”) have been used. Both models are among the most generally accepted methodologies used to calculate the value of options. The variables of the models include expected life of the options, risk-free interest rate, expected volatility and expected dividend yield of the shares of the Company.

In determining the value of the share options granted during the year ended August 31, 2010, the following variables have been applied to the Black-Scholes Model:

Measurement date	February 5, 2010
Variables
-Expected life	8 years
-Risk-free rate	2.33%
-Expected volatility	61.49%
-Expected dividend yield	2.99%

10	Equity settled share-based transactions (continued)

(c)	Fair value of share options and assumptions (continued)

The above variables were determined as follows:

(i)	The expected life is estimated to be 8 years from the date of grant (the “Date of grant”).

(ii)	The risk-fee rate represents the yield of the Hong Kong Exchange Fund Notes corresponding to the expected life of the options as at the Date of grant.

(iii)	The expected volatility represents the annualized standard deviation of the return on the daily share price of the Company over the period commensurate to the expected life of the options (taking into account the remaining contractual life of the option and the effect of the expected early exercise of the option).

(iv)	The expected dividend yield was based on the historical dividend yield over the last eight years.

The fair value of the options granted was estimated as below:

Date of grant	February 5, 2010
Fair value per share option	HK$1.94

In determining the value of the share options modified during the year ended August 31, 2010, the Black-Scholes Model and Monte Carlo Model had been used.

The following variables of original share option and modified share option had been applied to the Monte Carlo Model and Black-Scholes Model respectively:

Measurement date	January 20, 2010
	Original share option	Modified share option
Variables
-Expected life	3 years	3 years
-Risk-free rate	0.96%	0.96%
-Expected volatility	74.73%	74.73%
-Expected dividend yield	6.09%	6.09%

The above variables were determined as follows:

(i)	The expected life was estimated to be 3 years from the date of modification (the “Modification Date 1”).

(ii)	The risk-fee rate represented the yield of the Hong Kong Exchange Fund Notes corresponding to the expected life of the options as at the Modification Date 1.

(iii)	The expected volatility represented the annualized standard deviation of the return on the daily share price of the Company over the period commensurate to the expected life of the options (taking into account the remaining contractual life of the option and the effect of the expected early exercise of the option).

(iv)	The expected dividend yield was based on the historical dividend yield over the last three years.

The fair value of the options modified was estimated as below:

Modification Date 1	January 20, 2010
Incremental fair value per share option	HK$2.123

10	Equity settled share-based transactions (continued)

(c)	Fair value of share options and assumptions (continued)

In determining the value of the share options modified during the year ended August 31, 2011, the Black-Scholes Model had been used.

The following variables had been applied to the Black-Scholes Model:

Measurement date	December 21, 2010
	Original share option	Modified share option
Variables
-Expected life	2 years	4 years
-Risk-free rate	0.56%	1.18%
-Expected volatility	51.20%	66.85%
-Expected dividend yield	6.94%	5.90%

The above variables were determined as follows:

(i)	The expected life is estimated to be 2 years/4 years from the date of modification (the “Modification Date 2”).

(ii)	The risk-fee rate represents the yield of the Hong Kong Exchange Fund Notes corresponding to the expected life of the options as at the Modification Date 2.

(iii)	The expected volatility represents the annualized standard deviation of the return on the daily share price of the Company over the period commensurate to the expected life of the options (taking into account the remaining contractual life of the option and the effect of the expected early exercise of the option).

(iv)	The expected dividend yield is based on the historical dividend yield over the last two years/four years.

The fair value of the options modified during the year is estimated as below:

Modification Date 2	December 21, 2010
Incremental fair value per share option	HK$0.001 —HK$0.039

The Group recognizes the fair value of granted share options and incremental fair value of modified share options as an expense in the income statement over the vesting period. The fair value of the granted share options and incremental fair value of modified share options are measured at the date of grant and date of modification respectively.

The Black-Scholes Model and Monte Carlo Model applied for the determination of the estimated value of the options granted under 2002 Share Option Scheme require input of highly subjective assumptions, including the expected stock volatility. Changes in subjective inputs may materially affect the estimated fair value of the options granted.

11	Goodwill

HK$’000
Cost and carrying amount:
At August 31, 2011/2010	1,066

Impairment tests for cash-generating units containing goodwill

Goodwill is allocated to the Group’s cash-generating units (“CGU”) identified according to business segment as follows:

	2011	2010
	HK$’000	HK$’000
Fixed telecommunications network service segment	1,066	1,066

The recoverable amount of the CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows for the five-year period are estimated based on average growth rates of 14% and a pre-tax discount rate of 16%. Cash flows beyond the five year period are assumed to remain constant. The estimated growth rates used are comparable to the growth rate for the industry.

The key assumption used in the value-in-use calculation is the annual growth rate of the turnover of the fixed telecommunications network services, which are determined based on the past performance and management’s expectation for market development. The discount rate used is pre-tax and reflects specific risks relating to the fixed telecommunications services segment.

Any adverse change in the key assumptions could reduce the recoverable amount below carrying amount.

12	Fixed assets

	Construction in progress	Investment property	Leasehold land and buildings	Leasehold improvements	Furniture, fixtures and fittings	Telecom- munications, computer and office equipment	Motor vehicles	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Cost:

At September 1, 2010	—	5,197	90,911	113,286	21,191	3,130,209	12,948	3,373,742
Additions	51,111	—	1,576	6,851	203	388,828	627	449,196
Disposals	—	—	—	—	(42)	(57,268)	(1,356)	(58,666)
Exchange adjustments	—	—	—	1,461	484	4,593	—	6,538
Transfer of investment property	—	(5,197)	5,197	—	—	—	—	—

At August 31, 2011	51,111	—	97,684	121,598	21,836	3,466,362	12,219	3,770,810

Accumulated depreciation:

At September 1, 2010	—	2,413	14,284	80,316	18,132	1,816,942	9,842	1,941,929
Charge for the year	—	104	1,850	10,349	1,121	203,009	1,764	218,197
Disposals	—	—	—	—	(42)	(36,098)	(1,356)	(37,496)
Exchange adjustments	—	—	—	1,272	450	3,757	—	5,479
Transfer of investment property	—	(2,517)	2,517	—	—	—	—	—

At August 31, 2011	—	—	18,651	91,937	19,661	1,987,610	10,250	2,128,109

Net book value:

At August 31, 2011	51,111	—	79,033	29,661	2,175	1,478,752	1,969	1,642,701

Cost:

At September 1, 2009	—	5,197	90,911	100,447	19,885	2,850,444	12,773	3,079,657
Additions	—	—	—	12,885	1,343	330,441	175	344,844
Disposals	—	—	—	(212)	(109)	(51,906)	—	(52,227)
Exchange adjustments	—	—	—	166	72	1,230	—	1,468

At August 31, 2010	—	5,197	90,911	113,286	21,191	3,130,209	12,948	3,373,742

Accumulated depreciation:

At September 1, 2009	—	2,309	12,466	69,102	17,017	1,668,160	8,223	1,777,277
Charge for the year	—	104	1,818	11,270	1,166	183,052	1,619	199,029
Disposals	—	—	—	(212)	(109)	(35,344)	—	(35,665)
Exchange adjustments	—	—	—	156	58	1,074	—	1,288

At August 31, 2010	—	2,413	14,284	80,316	18,132	1,816,942	9,842	1,941,929

Net book value:

At August 31, 2010	—	2,784	76,627	32,970	3,059	1,313,267	3,106	1,431,813

12	Fixed assets (continued)

(a)	The Group’s total future aggregate lease income receivable under non-cancellable operating lease are as follows:

	2011 HK$’000	2010 HK$’000
Leases in respect of investment property which are receivable:
- Within 1 year	—	108
- After 1 year but within 5 years	—	—

	—	108

Leases in respect of telecommunications facilities and computer equipment which are receivable:
- Within 1 year	3,604	2,335
- After 1 year but within 5 years	2,653	607

	6,257	2,942

	6,257	3,050

(b)	At August 31, 2011, the fair value of the investment property was HK$6,390,000 (2010: HK$5,300,000). Management estimated the fair value of the investment property based on its open market value.

During the year ended August 31, 2011, the lease of the investment property to a third party expired and the property has then been leased to a group entity for self-use. Upon this change in use, the Group transferred the investment property into leasehold land and buildings.

(c)	The net book value of interests in leasehold land and buildings and investment property situated in Hong Kong are analyzed as follows:

	2011 HK$’000	2010 HK$’000
Leases of between 10 to 50 years	130,144	79,411

Representing:

Construction in progress carried at cost	51,111	—
Leasehold land and building carried at cost	79,033	76,627
Investment property carried at cost less impairment loss	—	2,784

	130,144	79,411

(d)	In addition to the leasehold land and buildings classified as being held under a finance lease, the Group leases telecommunications, computer and office equipment under finance leases expiring from one to five years. At the end of the lease term the Group has the option to purchase the equipment at a price deemed to be a bargain purchase option. None of the leases included contingent rental.

At August 31, 2011, the net book value of telecommunications, computer and office equipment under finance lease held by the Group amounted to HK$267,000 (2010: HK$674,000).

12	Fixed assets (continued)

(e)	The cost of construction in progress comprises premium paid for the land registered in Hong Kong with a lease term of about 36 years and expenditure incurred on the development of buildings not yet completed at the year-end.

13	Principal subsidiaries

The following is a list of the principal subsidiaries which principally affected the results, assets or liabilities of the Group at August 31, 2011:

Name	Place of incorporation	Principal activities and place of operations	Particulars of issued share capital	Percentage of interest held
Attitude Holdings Limited	British Virgin Islands	Inactive	Ordinary US$1	100
Automedia Holdings Limited	British Virgin Islands	Investment holding in Hong Kong	Ordinary US$1	* 100
Best Intellect Limited	British Virgin Islands	Investment holding in Hong Kong	Ordinary US$1	* 100
City Telecom (B.C.) Inc.	Canada	Provision of international telecommunications and dial-up internet access services in Canada	Common Canadian dollar (“CAD”) 501,000	100
City Telecom (Canada) Inc.	Canada	Leasing and maintenance of switching equipment and provision of operational services in Canada	Common CAD100	100
City Telecom Inc.	Canada	Provision of international telecommunications and dial-up internet access services in Canada	Common CAD1,000	100
City Telecom International Limited	British Virgin Islands	Investment holding in Hong Kong	Ordinary US$5,294	* 100
Credibility Holdings Limited	British Virgin Islands	Investment holding in Hong Kong	Ordinary US$1	* 100

13	Principal subsidiaries (continued)

The following is a list of the principal subsidiaries which principally affected the results, assets or liabilities of the Group at August 31, 2011: (continued)

Name	Place of incorporation	Principal activities and place of operations	Particulars of issued share capital	Percentage of interest held
CTI Guangzhou Customer Services Co. Ltd. (translated from the registered name in Chinese)	PRC	Provision of administrative support services in the PRC	Paid in capital of HK$8,000,000	* 100
CTI Marketing Company Limited	Hong Kong	Inactive	Ordinary HK$10,000	100
Golden Trinity Holdings Limited	British Virgin Islands	Investment holding in Hong Kong	Ordinary US$1	* 100
Hong Kong Broadband Network Limited	Hong Kong	Provision of international telecommunications and fixed telecommunications network services in Hong Kong	Ordinary HK$383,049	100
Hong Kong Media Production Company Limited (formerly known as Global Courier Company Limited)	Hong Kong	Provision of ,multimedia production and distribution services	Ordinary HK$10,000	100
IDD1600 Company Limited	Hong Kong	Provision of international telecommunications services in Hong Kong	Ordinary HK$2	100

*	Shares held directly by the Company.

14	Deferred expenditure

	2011 HK$’000	2010 HK$’000
Balance as at the beginning of the year	35,612	49,460
Additions during the year	46,896	34,773
Less: amortization charge for the year (note 4(a))	(37,873)	(48,621)

	44,635	35,612
Current portion	(29,312)	(28,986)

Balance as at the end of the year	15,323	6,626

Deferred expenditure represents costs incurred to acquire subscribers of the services offered by the Group, which is treated as customer acquisition costs and are amortized over the period of the underlying service subscription agreements.

15	Accounts receivable, other receivables, deposits and prepayments

	2011	2010
	HK$’000	HK$’000
Accounts receivable	78,529	105,552
Less: Allowance for doubtful debts	(6,530)	(5,823)

	71,999	99,729
Other receivables, deposits and prepayments	90,984	89,490

	162,983	189,219

(a)	Aging analysis

The aging analysis of accounts receivable is as follows:

	2011	2010
	HK$’000	HK$’000
Current — 30 days	44,949	41,244
31 — 60 days	16,417	9,024
61 — 90 days	6,861	5,245
Over 90 days	10,302	50,039

	78,529	105,552

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

The movement in the allowance for doubtful debts during the year including both specific and collective loss components is as follows:

	2011	2010	2009
	HK$’000	HK$’000	HK$’000
Balance as at the beginning of the year	5,823	3,160	11,944
Impairment loss recognized	13,636	14,742	12,103
Uncollectible amounts written off	(12,929)	(12,079)	(20,887)

Balance as at the end of the year	6,530	5,823	3,160

(c)	Accounts receivable that are not impaired

The aging analysis of accounts receivable that are neither individually nor collectively considered to be impaired are as follows:

	2011	2010
	HK$’000	HK$’000
Neither past due nor impaired	44,949	41,244
0 — 30 past due	16,417	9,024
31 — 60 past due	6,861	5,245
Over 60 past due	3,772	44,216

	71,999	99,729

15	Accounts receivable, other receivables, deposits and prepayments (continued)

(c)	Accounts receivable that are not impaired (continued)

Receivables that were neither past due nor impaired relate to a wide range of customers for whom there was no recent history of default.

The amounts over 60 days past due for the Group included receivable relating to mobile interconnection charges of HK$23,000 as at August 31, 2011 (August 31, 2010: HK$39,763,000) (see note 2(b)).

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

(d)	Other receivables, deposits and prepayments

Other receivables, deposits and prepayments consist of deposits for purchase of fixed assets, rental deposit, interest receivable, unbilled revenue, prepayment and other receivables. All of the other receivables, except rental deposits and others amounted to HK$9,026,000 (2010: HK$8,643,000), are expected to be recovered within one year.

16	Cash at bank and in hand

	2011	2010
	HK$’000	HK$’000
Time deposits with banks and other financial institutions	263,270	262,280
Cash at bank and in hand	145,706	326,385

Cash at bank and in hand in the balance sheet	408,976	588,665

17	Accounts payable, other payables and accrued charges

	2011	2010
	HK$’000	HK$’000
Accounts payable	17,419	35,128
Other payables and accrued charges	209,585	195,931

	227,004	231,059

(a)	The aging analysis of the accounts payable was as follows:

	2011	2010
	HK$’000	HK$’000
Current — 30 days	11,719	6,838
31 — 60 days	245	1,982
61 — 90 days	733	1,647
Over 90 days	4,722	24,661

	17,419	35,128

(b)	Other payables and accrued charges

Other payables primarily consist of accrual for Talents salaries and bonus, carrier fees and charges, payable for purchase of fixed assets, advertising and promotional expenses as well as interest payable.

18	Deferred service revenue

Deferred service revenue primarily includes service fees received from customers in advance for the Group’s fixed telecommunications network services. Service fees received in advance is deferred and recognized as revenue on a straight-line basis over the related contract period.

19	Capital and reserves

(a)	Share capital

	2011 No. of Shares	Amount HK$’000	2010 No. of shares	Amount HK$’000
Authorized:
Ordinary shares of HK$0.10 each	2,000,000,000	200,000	2,000,000,000	200,000

Issued and fully paid:
Ordinary shares of HK$0.10 each
At the beginning of the year	764,997,344	76,500	664,179,970	66,418
Shares issued upon exercise of share options (note (i))	6,914,509	691	20,317,374	2,032
Shares issued upon placement (note (ii))	—	—	80,500,000	8,050

At the end of the year	771,911,853	77,191	764,997,344	76,500

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per ordinary share at meetings of the Company. All ordinary shares rank equally with regard to the Company’s residual assets.

Notes:

(i)	During the year ended August 31, 2011, 6,914,509 ordinary shares (2010: 20,317,374 ordinary shares) were issued at a weighted average price of HK$1.05 per ordinary share (2010: HK$0.82 per ordinary share) to share option holders who had exercised their options. These shares so issued rank pari passu with the then existing ordinary shares in issue.

(ii)	On April 28, 2010, the Company completed its public offering of 4,025,000 American Depositary Shares (ADSs). An aggregate of 80,500,000 ordinary shares (4,025,000 ADSs) were issued at a price of HK$5.0455 per ordinary share (US$13.00 per ADS) to independent professional, institutional and private investors. The Company raised net proceeds of approximately HK$379,612,000 from the ADS offering.

(iii)	The movement of outstanding share options during the year was as follows:

Date of grant	Exercise price per share		Number of share options outstanding at September 1, 2010	Granted	Exercised	Forfeited	Number of share options outstanding at August 31, 2011
October 21, 2004	HK$	1.5224	4,158,680	—	(350,709)	—	3,807,971
January 5, 2005	HK$	1.5224	16,183,208	—	(2,000,000)	—	14,183,208
May 22, 2006	HK$	0.6523	5,183,443	—	(3,958,760)	—	1,224,683
February 6, 2008	HK$	1.7568	5,542,791	—	—	—	5,542,791
February 11, 2008	HK$	1.8660	6,044,791	—	—	—	6,044,791
February 15, 2008	HK$	1.7568	604,479	—	(302,240)	—	302,239
May 2, 2008	HK$	1.7866	932,465	—	(302,800)	(629,665)	—
February 5, 2010	HK$	4.2400	6,000,000	—	—	—	6,000,000

			44,649,857	—	(6,914,509)	(629,665)	37,105,683

Each option entitles the holder to subscribe for one ordinary share of HK$0.10 each in the Company at a predetermined exercise price.

19	Capital and reserves (continued)

(b)	Nature and purpose of reserves

(i)	Share premium

The application of the share premium account is governed by Sections 48B of the Hong Kong Companies Ordinance.

(ii)	Capital reserve

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

For the year ended August 31, 2011, CTI Guangzhou Customer Services Co Ltd (“CTIGZ”), a wholly-owned subsidiary of the Group, made appropriation to the statutory reserve of RMB951,000 (2010: RMB597,000). The accumulated balance of the statutory reserve maintained at the CTIGZ as at August 31, 2011 was RMB2,963,000 (2010: RMB2,012,000). The statutory reserve can be used to reduce previous years’ losses and to increase the capital of the subsidiary.

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

The Group monitors its capital structure by reviewing its net debt to net asset gearing ratio. For this purpose, the Group defines net debt as total loans less cash at bank and in hand and after adding back bank overdraft - unsecured.

The net debt to net asset gearing ratio as at August 31, 2011 and 2010 are as follows:

	2011	2010
	HK$’000	HK$’000
Unsecured
- Long-term bank loan	—	123,567
- Obligations under finance leases	393	605

Total loans	393	124,172
Less: Cash at bank and in hand	(408,976)	(588,665)
Add: Bank overdrafts — unsecured	845	10,490

Net cash	(407,738)	(454,003)
Net asset	1,797,381	1,688,539

Net debt to net asset gearing ratio	—	—

Neither the Company nor any of its subsidiaries are currently subject to externally imposed capital requirements.

20	Deferred taxation

(a)	Deferred tax assets and liabilities recognized

(i)	The components of deferred tax (liabilities)/assets recognized in the consolidated balance sheet and the movement during the year are as follows:

	Depreciation allowances in excess of the related depreciation	Tax losses carried forward	Total
Deferred tax arising from:	HK$’000	HK$’000	HK$’000
At September 1, 2008	(126,447)	147,845	21,398
Charged to consolidate income statement	(5,326)	(31,782)	(37,108)
Exchange differences	7	(6)	1

At August 31, 2009	(131,766)	116,057	(15,709)

At September 1, 2009	(131,766)	116,057	(15,709)
Charged to consolidate income statement	(15,027)	(25,107)	(40,134)
Exchange differences	(6)	6	—

At August 31, 2010	(146,799)	90,956	(55,843)

At September 1, 2010	(146,799)	90,956	(55,843)
Charged to consolidate income statement	(21,185)	(34,110)	(55,295)
Exchange differences	(7)	7	—

At August 31, 2011	(167,991)	56,853	(111,138)

(ii)	Reconciliation to the consolidated balance sheet

	The Group
	2011	2010
	HK$’000	HK$’000
Net deferred tax asset recognized in the balance sheet	—	—
Net deferred tax liabilities recognized in the balance sheet	(111,138)	(55,843)

	(111,138)	(55,843)

20	Deferred taxation (continued)

(b)	Deferred tax assets not recognized

As at August 31, 2011, the Group did not recognize deferred tax assets in respect of unused tax losses of HK$8,087,000 (2010: HK$8,242,000) as it was not probable that future taxable profits against which the losses could be utilized would be available in the relevant tax jurisdictions.

	The Group
	2011	2010
	HK$’000	HK$’000
Expiry in 15-20 years	2,412	2,553
No expiry date	5,675	5,689

	8,087	8,242

(c)	Deferred tax liabilities not recognized

As at August 31, 2011, the Group has not recognized deferred tax liabilities in respect of the 10% (or 5% if tax treaty relief is available) PRC dividend withholding tax on temporary differences relating to the undistributed profits of its PRC subsidiary amounted to HK$31,550,000 (2010: HK$12,283,000), as the Group controls the dividend policy of the subsidiary and it has been determined that it is probable that profits will not be distributed in the foreseeable future.

21	Derivative financial instrument

	2011	2010
	HK$’000	HK$’000
Non-current liability

Interest rate swap, at fair value through profit or loss	11,564	11,293

As at August 31, 2011 and August 31, 2010, the Group has a 5-year interest rate swap contract with a HK$175,000,000 notional amount to hedge against interest rate risk. Under this arrangement, the Group will pay a fixed rate interest on the notional amount on a quarterly basis, and receive a floating interest rate at HIBOR rate. The contract is recognized initially at fair value and is remeasured at each balance sheet date.

The Interest rate swap does not quality for hedge accounting under IAS/HKAS 39, Financial instruments: Recognition and measurement , and therefore changes in its fair value is recognized immediately in profit or loss.

22	Long-term debt and other liabilities

	2011	2010
	HK$’000	HK$’000
Long-term bank loan — unsecured (note (a))	—	123,567
Obligations under finance leases (note (b))	393	605

	393	124,172

Current portion of — obligations under finance leases	(105)	(212)

	288	123,960

22	Long-term debt and other liabilities (continued)

At August 31, 2011, the Group’s long-term debt and other liabilities were repayable as follows:

	2011	2010
	HK$’000	HK$’000
Long-term debt
- after 2 years but within 5 years	—	123,567

Obligations under finance leases
- Within 1 year	105	212
- After 1 year but within 2 years	105	105
- After 2 years but within 5 years	183	288

	393	605
Less: Current portion of obligations under finance leases	(105)	(212)

	288	393

	288	123,960

Notes:

(a)	In March 2011, the floating interest rate bank borrowing was fully repaid. Before the borrowing was fully repaid, none of the covenants relating to drawn down facilities was breached.
(b)	At August 31, 2011, the Group had obligations under finance leases repayable as follows:

	2011			2010
	Present value of the minimum lease payments	Interest expense relating to future periods	Total minimum lease payments	Present value of the minimum lease payments	Interest expense relating to future periods	Total minimum lease payments
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Within 1 year	105	20	125	212	30	242

After 1 year but within 2 years	105	14	119	105	20	125
After 2 years but within 5 years	183	8	191	288	22	310

	288	22	310	393	42	435

	393	42	435	605	72	677

23	Notes to the consolidated cash flow statement

(a)	Reconciliation of profit before taxation to net cash inflow generated from operations

	2011 HK$’000	2010 HK$’000	2009 HK$’000
Profit before taxation	372,869	259,545	251,559
Depreciation of owned fixed assets	217,790	198,323	205,624
Depreciation of fixed assets held under finance lease	407	706	617
Amortization of deferred expenditure	37,873	48,621	53,160
Interest income	(3,366)	(11,372)	(4,869)
Interest element of finance lease	30	42	27
Loss/(gain) on disposal of fixed assets	1,008	(1,375)	1,016
Realized and unrealized gain on other financial assets	—	—	(189)
Equity settled share-based transactions	4,652	5,347	4,768
Loss/(gain) on extinguishment of 10-year senior notes	—	9,650	(31,371)
Change in fair value of derivative financial instruments	271	11,293	—
Interest, amortization and exchange difference on 10-year senior notes	—	6,069	49,214
Other borrowings costs	3,473	3,260	885
Amortization of upfront cost on long-term bank loan	182	192	—
Interest on bank borrowings	1,152	1,379	—
Write-off of upfront costs upon settlement of long-term bank loan	1,251	—	—

Net cash inflow before working capital changes	637,592	531,680	530,441
Decrease/(increase) in long-term receivable and prepayment	1,073	917	(505)
Decrease in accounts receivable, other receivables, deposits and prepayments	26,543	738	33,052
Increase in deferred expenditure	(46,896)	(34,773)	(46,525)
(Decrease)/increase in accounts payable, other payables, accrued charges and deposits received	(9,490)	(1,937)	17,419
(Decrease)/increase in deferred service revenue	(19,911)	(8,272)	4,621

Net cash inflow generated from operations	588,911	488,353	538,503

23	Notes to the consolidated cash flow statement (continued)

(b)	Analysis of financing activities during the year

	Share capital (including share premium and capital reserve) HK$’000	Obligations under finance leases HK$’000	10-year senior notes HK$’000	Long-term bank loan HK$’000
Balance at September 1, 2008	754,792	376	683,242	—
Share issued upon exercise of share options	1,399	—	—	—
Repurchase and cancellation of ordinary shares	(7)	—	—	—
Share issued in respect of scrip dividend	9,906	—	—	—
Purchase of fixed assets under finance lease	—	494	—	—
Repayment of capital element of finance lease	—	(138)	—	—
Repurchase of 10-year senior notes	—	—	(485,829)	—
Gain on extinguishment of 10-year senior notes	—	—	(31,371)	—
Amortization of incidental issuance costs	—	—	1,545	—
Equity settled share-based transactions	4,768	—	—	—
Effect of foreign exchange rate changes	—	—	(5,001)	—

Balance at August 31, 2009	770,858	732	162,586	—

Balance at September 1, 2009	770,858	732	162,586	—
Share issued upon exercise of share options	16,744	—	—	—
Shares issued upon placement	379,612	—	—	—
Purchase of fixed assets under finance lease	—	90	—	—
Repayment of capital element of finance lease	—	(217)	—	—
Repurchase and redemption of 10-year senior notes	—	—	(172,423)	—
Loss on extinguishment of 10-year senior notes	—	—	9,650	—
Amortization of incidental issuance costs	—	—	188	—
Net proceeds from new bank loan	—	—	—	123,375
Amortization of upfront costs on long-term bank loan	—	—	—	192
Equity settled share-based transactions	5,347	—	—	—
Effect of foreign exchange rate changes	—	—	(1)	—

Balance at August 31, 2010	1,172,561	605	—	123,567

Balance at September 1, 2010	1,172,561	605	—	123,567
Share issued upon exercise of share options	7,232	—	—	—
Repayment of capital element of finance lease	—	(212)	—	—
Repayment of long-term bank loan	—	—	—	(125,000)
Write-off of upfront costs upon settlement of long-term bank loan	—	—	—	1,251
Amortization of upfront cost of bank loan	—	—	—	182
Equity settled share-based transactions	4,652	—	—	—

Balance at August 31, 2011	1,184,445	393	—	—

24	Financial instruments

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

	2011					2010
	Carrying amount HK$’000	Total contractual undiscounted cash flow HK$’000	Within 1 year or on demand HK$’000	More than 1 year but less than 2 years HK$’000	More than 2 years but less than 5 years HK$’000	Carrying amount HK$’000	Total contractual undiscounted cash flow HK$’000	Within 1 year or on demand HK$’000	More than 1 year but less than 2 years HK$’000	More than 2 years but Less than 5 years HK$’000
Current liabilities

Bank overdrafts - unsecured	845	845	845	—	—	10,490	10,490	10,490	—	—
Accounts payable	17,419	17,419	17,419	—	—	35,128	35,128	35,128	—	—
Other payables and accrued charges	209,585	209,585	209,585	—	—	195,931	195,931	195,931	—	—
Deposits received	26,969	26,969	26,969	—	—	21,822	21,822	21,822	—	—
Obligations under finance leases	105	125	125	—	—	212	242	242	—	—
Tax payable	2,281	2,281	2,281	—	—	1,533	1,533	1,533	—	—

Non-current liabilities

Long-term bank loan	—	—	—	—	—	123,567	133,996	1,829	2,166	130,001
Derivative financial instrument	11,564	12,590	4,716	4,000	3,874	11,293	11,435	4,580	3,441	3,414
Obligations under finance leases	288	310	—	119	191	393	435	—	125	310

	269,056	270,124	261,940	4,119	4,065	400,369	411,012	271,555	5,732	133,725

24	Financial instruments (continued)

(c)	Interest rate risk

The Group’s interest-rate risk arose mainly from the HK$125,000,000 long-term bank loan as at August 31, 2010 which bore floating interest rate. Bank loans at variable rates exposed the Group to cash flow interest rate risk. The long-term bank loan was fully repaid in the year ended August 31, 2011. The Group has a 5-year interest rate swap contract with a HK$175,000,000 notional amount as at August 31, 2011 and 2010. The Group will pay a fixed rate interest on the notional amount on a quarterly basis, and receive a floating interest rate at HIBOR rate.

(i)	Interest rate profile

The following table details the interest rate profile of the Group’s borrowings at the balance sheet date.

	2011		2010
	Effective interest rate %	HK$’000	Effective interest rate %	HK$’000
Fixed rate borrowings:

Obligations under finance leases	5.6	393	5.6	605

Floating rate borrowings:

Bank overdrafts — unsecured	6.3	845	5.3	10,490
Long-term bank loan	—	—	1.7	123,567

(ii)	Sensitivity analysis

The Group’s profit attributable to shareholders would decrease by approximately HK$1,750,000 (2010: HK$1,250,000) in response to a 100 basis-points increase in market interest rates applicable as at August 31, 2011, with all other variables held constant. The analysis performed including the effect of the Group’s interest rate swap contract as disclosed in note 21 to the financial statements.

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

The Group is also exposed to a certain amount of foreign exchange risk based on fluctuations between the Hong Kong dollars and the Renminbi arising from its operations in the PRC. In order to limit this foreign currency risk exposure, the Group maintained Renminbi cash balance that approximates two to three months’ of operating cash flows.

(i)	Exposure to currency risk

The following table details the Group’s exposure at the balance sheet date to currency risk arising from recognized assets or liabilities denominated in a currency other than the functional currency of the entity to which they relate.

	2011			2010
	United States Dollars ‘000	Japanese Yen ‘000	Canadian Dollars ‘000	United States Dollars ‘000	Japanese Yen ‘000	Canadian Dollars ‘000
Cash at bank and in hand	3,240	252	526	30,443	591	435
Bank overdrafts — unsecured	(107)	—	—	(294)	—	—
Accounts payable	(795)	(168)	(5)	(1,350)	—	—
Other payables and accrued charges	(291)	—	—	(1,075)	—	—

Overall net exposure	2,047	84	521	27,724	591	435

(ii)	Sensitivity analysis

Management determines that the Group’s exposure of foreign currency risk was not significant and hence no sensitivity analysis is prepared.

24	Financial instruments (continued)

(e)	Fair values

Financial instrument carried at fair value

The following table presents the carrying value of financial instrument measured at fair value at the balance sheet date across the three levels of the fair value hierarchy defined in IFRS/HKFRS 7, Financial Instruments: Disclosures , with the fair value of each financial instrument categorized in its entirety based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

•	Level 1 (highest level): fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments

•

Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data

•	Level 3 (lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data

2011

	Level 1 HK$’000	Level 2 HK$’000	Level 3 HK$’000	Total HK$’000
Liability

Derivative financial instrument: - Interest rate swap	—	11,564	—	11,564

2010

	Level 1 HK$’000	Level 2 HK$’000	Level 3 HK$’000	Total HK$’000
Liability

Derivative financial instrument: - Interest rate swap	—	11,293	—	11,293

(f)	Estimation of fair values

Fair value of financial instruments is estimated as follows:

(i)	Trade receivables less impairment provision and account payables are assumed to approximate their fair values.

(ii)	The fair value of the long-term bank loan as at August 31, 2010 was estimated as the present value of future cash flows, discounted at current market interest rate for similar financial instruments.

(iii)	The fair value of the interest rate swap is determined based on the discounted cash flow technique which takes into account estimated amount that the Group would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counterparties. Where discounted cash flow techniques are used, estimated future cash flows are based on management’s best estimates and the discount rate is a market related rate for a similar instrument at the balance sheet date.

25	Contingent liabilities

	2011 HK$’000	2010 HK$’000
Bank guarantees provided to suppliers	1,330	2,770
Bank guarantee in lieu of payment of utility deposits	5,572	5,572

	6,902	8,342

At August 31, 2011, HK$6,902,000 (2010: HK$133,342,000) of the HK$38,900,000 (2010: HK$353,840,000) total banking facility was utilized by the Company and the subsidiary.

26	Commitments

(a)	Capital commitments

	2011 HK$’000	2010 HK$’000
Purchase of telecommunications, computer and office equipment - contracted but not provided for	141,432	132,340

Construction of multimedia production and distribution city - authorized but not provided for	600,000	—

Others - contracted but not provided for	5,000	—

(b)	Commitments under operating leases

At August 31, 2011 and 2010, the Group has future aggregate minimum lease payments under non-cancellable operating leases as follows:

	2011 HK$’000	2010 HK$’000
Leases in respect of land and buildings which are payable:
- Within 1 year	27,679	24,873
- After 1 year but within 5 years	20,642	16,417

	48,321	41,290

Leases in respect of telecommunications facilities and computer equipment which are payable
- Within 1 year	63,300	63,948
- After 1 year but within 5 years	17,103	14,200
- After 5 years	3,211	4,849

	83,614	82,997

	131,935	124,287

26	Commitments (continued)

(c)	Program fee commitments

The Group entered into several long-term agreements with program content providers for the rights to use certain program contents in the Group’s IP-TV services. Minimum amounts of program fees to be paid by the Group are as follows:

	2011 HK$’000	2010 HK$’000
Program fee in respect of program rights which are payable:
- Within 1 year	25,777	25,539
- After 1 year but within 5 years	27,197	48,087

	52,974	73,626

27	Barter transaction

During the year ended August 31, 2010, HKBN entered into an agreement with a third party (the “Contract Party”). Pursuant to the agreement, HKBN would provide network capacity to the Contract Party for a service term of 10 years commencing on May 1, 2010 or after the respective activation of the relevant network capacity, and in exchange, the Contract Party would provide HKBN the right to use telecommunications facilities for a term of 10 years commencing on May 1, 2010 or after the respective activation of the relevant network capacity. The transaction has been entered into on a barter basis with no consideration being exchange. The agreement expires on April 30, 2020.

The Directors of the Company made an assessment and determined that since the arrangement above involves exchange of services of a similar nature and value, the exchange is not regarded as a transaction which generates revenue. Accordingly, the network capacity of the Contract Party under the assessment have not been recognized as an asset and no revenue or deferred revenue have been recognized in the financial statements of the Group since inception of the arrangement.

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

Key management personnel remuneration

Remuneration for key management personnel, including amounts paid to the Company’s Directors as disclosed in note 9(a) and certain of the highest paid Talents as disclosed in note 9(b), is as follows:

	2011 HK$’000	2010 HK$’000	2009 HK$’000
Short-term Talent benefits	35,979	40,716	34,687
Post-employment benefits	2,616	2,725	2,614
Equity compensation benefits	4,652	5,347	4,071

	43,247	48,788	41,372

29	Reclassification of Fiscal 2010 figures

During the year, management performed a review of the classification of the Group’s deferred service revenue balance. As a result of the review, the Group’s “deferred service revenue” balance amounting to HK$9,550,000 which was previously included in the current liabilities balance at August 31, 2010 have been reclassified as a non-current liability. This change in classification had no effect on the reported results of the prior year.

30	Accounting estimates and judgments

(a)	Key sources of estimation uncertainty

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

31	Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended August 31, 2011

Up to the date of issue of these financial statements, the IASB/HKICPA has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended August 31, 2011 and which have not been adopted in these financial statements.

Effective for accounting periods beginning on or after
IFRSs/HKFRSs (Amendments)	Improvement to IFRSs/HKFRSs (2010)	January 1, 2011

IAS/HKAS 24 (Revised)	Related party disclosures	January 1, 2011

Amendments to IFRS/HKFRS 7	Financial instruments: Disclosures — Transfer of financial assets	July 1, 2011

IFRS/HKFRS 9	Financial instruments	January 1, 2013

IFRS/HKFRS 12	Disclosure of interests in other entities	January 1, 2013

IFRS/HKFRS 13	Fair value measurement	January 1, 2013

IAS/HKAS 19 (2011)	Employee benefits	January 1, 2013

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far the Group is not yet in a position to state whether they would have a significant impact on the Group’s results of operations and financial position.

32	Supplemental guarantors consolidated financial information

The 10-year senior notes mentioned above were fully, irrevocably and unconditionally guaranteed, jointly and severally, on a senior unsecured basis by all of the subsidiaries of City Telecom (H.K.) Limited (collectively defined as “Guarantor Subsidiaries”), except CTI Guangzhou Customer Services Co. Ltd. in the PRC (“Non-guarantor Subsidiary”).

The condensed consolidated financial information is presented below and should be read in connection with the consolidated financial statements of City Telecom (H.K.) Limited prepared under IFRSs. Separate financial statements of the Guarantor Subsidiaries are not presented because the Guarantor Subsidiaries are wholly-owned and have had fully and unconditionally guaranteed the Notes on a joint and several basis.

On February 1, 2010, the Company redeemed all the outstanding 10-year senior notes with a cumulative principal amount of HK$153.9 million (US$19.9 million) at the redemption price equal to 104.375% of the principal amount.

Since as of August 31, 2010, all the outstanding 10-year senior notes has been fully redeemed, the following condensed consolidated financial information is limited to the year ended August 31, 2009.

The following condensed consolidated financial information presents the consolidated balance sheets as of August 31, 2009 and the related consolidated income statements and cash flow statements for the years ended August 31, 2009 of (a) City Telecom (H.K.) Limited, the parent; (b) the Guarantor Subsidiaries on a combined basis; (c) the Non-guarantor Subsidiary; (d) eliminating entries; and (e) the total consolidated amounts.

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

Date: December 21, 2011