Form 20-F
period 2012-08-31
CITY TELECOM (H.K.) LTD
filed 2012-12-31
CIK 1097086

As filed with the Securities and Exchange Commission on December 31, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended August 31, 2012

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 000-30354

City Telecom (H.K.) Limited

(Exact Name of Registrant as Specified in its Charter)

Hong Kong Special Administrative Region,

The People’s Republic of China

(Jurisdiction of Incorporation or Organization)

13th Floor, Trans Asia Centre

No. 18 Kin Hong Street

Kwai Chung, New Territories

Hong Kong

(Address of Principal Executive Offices)

Ms. Wong Nga Lai, Alice

13th Floor, Trans Asia Centre

No.18 Kin Hong Street

Kwai Chung, New Territories

Hong Kong

Telephone : (852) 3145 6888

Facsimile : (852) 2199 8354

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 809,016,643 Ordinary Shares, par value HK$0.10 per share .

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☐  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐            Accelerated filer ☒            Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☐                International Financial Reporting Standards as issued  ☒                Other  ☐

          by the International Accounting Standards Board

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

USE OF DEFINED AND TECHNICAL TERMS

Except as otherwise indicated by the context, references in this annual report to:

“Articles” are to the Company’s existing Memorandum and Articles;

“Centre” is to the Television and Multimedia Production Centre under construction in Tseung Kwan O Industrial Estate in Hong Kong;

“City Telecom” or the “Company” are to City Telecom (H.K.) Limited;

“Distribution Business” are to our sale and distribution of Cantonese television drama series, news programmes and other television programmes;

“fiscal year” or “fiscal” are to the Company’s fiscal year ended August 31 for the year referenced;

“FTNS business” are to our former business segment in which we provided fixed telecommunications network services, including dial up and broadband Internet access services, local VoIP services, IP-TV services and corporate data services;

“Group” are to the Company and its subsidiaries;

“Guangzhou Agreement” are to the sale and purchase agreement dated April 19, 2012 entered into by the Company and Metropolitan Light (HK) Company Limited, a company incorporated in Hong Kong and a wholly owned subsidiary of Metropolitan Light Company Limited;

“Hong Kong Companies Ordinance” are to Chapter 32 of the laws of Hong Kong;

“HKBA” or the “Hong Kong Broadcasting Authority” are to an independent statutory body established by the Hong Kong government for the regulation of the broadcasting industry in Hong Kong;

“HKCA” or the “Office of the Communications Authority” are to a unified regulatory body for the broadcasting and the telecommunication sectors, which has taken over the functions and responsibilities of the HKBA and the Hong Kong Telecommunications Authority since April 1, 2012;

“HKBN” are to Hong Kong Broadband Network Limited, a former wholly owned subsidiary of the Company;

“HKMA” or “Hong Kong Monetary Authority” are to the government authority in Hong Kong responsible for maintaining monetary and banking stability in Hong Kong;

“HKSE” are to The Stock Exchange of Hong Kong Limited;

“HKSE Listing Rules” are to Rules Governing the Listing of Securities on the HKSE;

“IDD business” are to our former business segment in which we provided international direct dialing telecommunications services, including international long distance call services;

“IFRSs” are to International Financial Reporting Standards, as issued by the International Accounting Standards Board;

“Multimedia Production Business” are to our business segment in which we produce, sell and distribute Cantonese television drama series, news programmes and other television programmes and offer free television programming services in Hong Kong;

“Talents” are to all individuals employed by our Group including the directors of our Company;

“Telecom Group Agreement” are to the sale and purchase agreement dated March 31, 2012 entered into between the Company and Metropolitan Light Company Limited in relation to the disposal of 100% of the issued share capital of City Telecom International Limited, Credibility Holdings Limited and Automedia Holdings Limited; and

“Telecom Business” are to the disposed businesses, which include the FTNS business and IDD business.

CURRENCY TRANSLATION

We publish our consolidated financial statements in Hong Kong dollars. In this annual report, references to “Hong Kong dollars” or “HK$” are to the currency of Hong Kong, and references to “U.S. dollars” or “US$” are to the currency of the United States. This annual report contains translations of Hong Kong dollar amounts into U.S. dollar amounts, solely for your convenience. Unless otherwise indicated, the translations have been made at US$1.00 = HK$7.7560, which was the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on August 31, 2012. On December 14, 2012 the exchange rate was US$1.00 = HK$7.7496. You should not construe these translations as representations that the Hong Kong dollar amounts actually represent such U.S. dollar amounts or could have been or could be converted into U.S. dollars at the rates indicated or at any other rates.

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

These assumptions involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Potential risks and uncertainties include, without limitation:

•	grant of domestic free television programme service licence by the government;

•	changes in our regulatory environment, including changes in rules and policies promulgated by regulatory agencies from time to time;

•	increasing competition in the multimedia market, including the domestic free television market in Hong Kong and the international content licensing and distribution market;

•	viewer preferences on self-produced and purchased contents;

•

the benefits we expect to derive from the Television and Multimedia Production Centre under construction in Tseung Kwan O Industrial Estate in Hong Kong which is expected to be in full operational in 2014;

•	our ability to successfully introduce new services and the popularity of our new services to the market;

•	changes in the our ability to successfully introduce new services and the popularity of our new services to the market;

•

the continued development and stability of certain capacity of the telecommunications network of the Telecom Business which is under a 20 years indefeasible right of use granted to the Company and will be used as the main channel of distribution in Hong Kong for the domestic free television programming services to be offered by the Company subject to the licence grant;

•

contrary to the Telecom Business with 20 years operational track record before its disposal, our business development into multimedia production and free television subject to licence grant, is a new line of business for us, for which we have limited direct experience, thereby making forecasting much more difficult;

•	changes in technology; and

•	changes in the local and global economic environment.

When considering such forward-looking statements, you should keep in mind the factors described in Item 3 “Key information - risk factors” and other cautionary statements appearing in Item 5 “Operating and financial review and prospects” of this annual report. Such risk factors and statements describe circumstances that could cause actual results to differ materially from those contained in any forward-looking statement.

PART I

ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 KEY INFORMATION

A.	Selected financial data

City Telecom’s historical financial information

The following table presents selected historical financial data of our Company as of and for each of the years in the five-year period ended August 31, 2012. Except for amounts presented in U.S. dollars, the selected historical consolidated income statement data and other financial data for the years ended August 31, 2010, 2011 and 2012 and the selected historical consolidated balance sheet data as of August 31, 2011 and 2012 set forth below are derived from, should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements, including the related notes, included elsewhere in this annual report on Form 20-F. The selected historical consolidated balance sheet data as of August 31, 2008, 2009 and 2010 set forth below are derived from our audited consolidated financial statements that are not included in this annual report on Form 20-F. The selected historical consolidated income statement data for the years ended August 31, 2008 and 2009 are presented on the same basis as our consolidated financial statements included in the annual report on Form 20-F to show the results of the disposed Telecom Business as discontinued operations. Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRSs, as issued by the International Accounting Standards Board.

Selected consolidated income statement data:

	For the year ended August 31,
	2008	2009	2010	2011	2012	2012
	HK$	HK$	HK$	HK$	HK$	US$
	(in thousands, except per share data)
Continuing operations:
Revenue	—	—	—	—	3,762	485
Cost of sales	—	—	—	—	(6,006)	(774)
Valuation gains on investment properties	—	—	—	—	18,200	2,347
Other operating expenses	(18,402)	(20,071)	(21,932)	(23,481)	(104,960)	(13,533)
Other income/(loss), net	19,500	37,049	(7,696)	3,456	19,920	2,568
Finance costs, net	(71,701)	(54,241)	(21,289)	(7,303)	(2,455)	(317)

Loss before taxation	(70,603)	(37,263)	(50,917)	(27,328)	(71,539)	(9,224)
Income tax benefit/(expenses)	1,906	321	(5,611)	(4,782)	(2,281)	(294)

Loss from continuing operations	(68,697)	(36,942)	(56,528)	(32,110)	(73,820)	(9,518)

Discontinued operations:
Profit from discontinued operation (net of tax)	193,887	249,771	273,394	346,025	3,771,694	486,294

Profit for the year	125,190	212,829	216,866	313,915	3,697,874	476,776

Attributable to:
Equity shareholders of the Company
-Continuing operations	(68,697)	(36,942)	(56,528)	(32,110)	(71,406)	(9,207)
-Discontinued operations	193,887	249,771	273,394	346,025	3,771,694	486,294

	125,190	212,829	216,866	313,915	3,700,288	477,087

Non-controlling interest
-Continuing operations	—	—	—	—	(2,414)	(311)
-Discontinued operations	—	—	—	—	—	—

	—	—	—	—	(2,414)	(311)

Profit for the year	125,190	212,829	216,866	313,915	3,697,874	476,776

	For the year ended August 31,
	2008	2009	2010	2011	2012	2012
	HK$	HK$	HK$	HK$	HK$	US$
	(in thousands, except per share data)
Basic (loss)/earnings per share (cents)
-Continuing and discontinued operations	19.7	32.4	30.7	40.8	471.9	60.8
-Continuing operations	(10.8)	(5.6)	(8.0)	(4.1)	(9.0)	(1.2)
-Discontinued operations	30.5	38.0	38.7	44.9	480.9	62.0

Diluted (loss)/earnings per share (cents)(1)
-Continuing and discontinued operations	19.0	31.8	29.4	39.6	465.1	60.0
-Continuing operations	(10.8)	(5.6)	(8.0)	(4.1)	(9.0)	(1.2)
-Discontinued operations	29.5	37.3	37.1	43.7	474.1	61.1

Selected consolidated balance sheet data:

	As of August 31,
	2008	2009	2010	2011	2012	2012
	HK$	HK$	HK$	HK$	HK$	US$
	(in thousands)
Total assets	2,093,410	1,790,408	2,251,549	2,264,462	3,537,356	456,080
10-year senior notes due 2015	(683,242)	(162,586)	—	—	—	—
Long-term bank loan – unsecured	—	—	(123,567)	—	—	—
Finance lease obligations – non-current portion	(255)	(530)	(393)	(288)	(160)	(21)
Derivative financial instrument	—	—	(11,293)	(11,564)	(9,663)	(1,246)
Finance lease obligations – current portion	(121)	(202)	(212)	(105)	(85)	(11)
Other liabilities	(377,185)	(398,563)	(427,545)	(455,124)	(44,055)	(5,680)

Total liabilities	(1,060,803)	(561,881)	(563,010)	(467,081)	(53,963)	(6,958)

Net assets	1,032,607	1,228,527	1,688,539	1,797,381	3,483,393	449,122

Share capital	65,062	66,418	76,500	77,191	80,902	10,431
Share premium	670,717	681,208	1,074,997	1,083,495	1,188,005	153,172
Reserves	296,828	480,901	537,042	636,695	2,214,486	285,519

Total shareholders’ equity	1,032,607	1,228,527	1,688,539	1,797,381	3,483,393	449,122

Other financial data:

	For the year ended August 31,
	2008	2009	2010	2011	2012	2012
	HK$	HK$	HK$	HK$	HK$	US$
	(in thousands)
Net cash inflow from operating activities	381,991	536,771	485,340	585,899	181,924	23,456
Net cash (outflow)/inflow from investing activities	(147,750)	(176,488)	(306,254)	(414,189)	3,681,791	474,702
Net cash (outflow)/inflow from financing activities	(345,978)	(561,292)	178,307	(343,112)	(2,191,749)	(282,588)
Capital expenditures(2)
-Continuing operations	—	—	—	51,255	178,750	23,047
-Discontinued operations	211,684	286,734	344,844	397,941	283,643	36,571

Notes:

(1)	Diluted earnings per share is computed by dividing the net income by the diluted weighted average number of ordinary shares at the end of the year.
(2)	Capital expenditures represent additions to fixed assets and include non-cash transactions.

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

The following table sets forth the average, high, low and period-end exchange rate between the Hong Kong dollar and the U.S. dollar (in Hong Kong dollars per U.S. dollar) for the fiscal periods indicated:

	Average(1)	High	Low	Period-end
	HK$	HK$	HK$	HK$
Fiscal 2008	7.7915	7.8159	7.7497	7.8036
Fiscal 2009	7.7550	7.8094	7.7495	7.7505
Fiscal 2010	7.7646	7.8040	7.7495	7.7781
Fiscal 2011	7.7776	7.8087	7.7506	7.7876
Fiscal 2012	7.7670	7.8040	7.7532	7.7560
June 2012	7.7590	7.7610	7.7572	7.7572
July 2012	7.7561	7.7586	7.7538	7.7538
August 2012	7.7562	7.7574	7.7543	7.7560
September 2012	7.7540	7.7569	7.7510	7.7540
October 2012	7.7515	7.7549	7.7494	7.7494
November 2012	7.7505	7.7518	7.7493	7.7501
December 2012 (through December 14, 2012)	7.7497	7.7500	7.7493	7.7496

Note:

(1)	The average rates on the last business day of each month during the relevant fiscal year period or the average rates for each business day during the relevant monthly period.

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

You should carefully consider the risks described below and other information contained in this annual report before making an investment decision. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, may also adversely affect us.

Risks relating to our business and operations

We have a limited operating history in our Multimedia Production Business, which makes it difficult to evaluate our business.

We have a limited operating history in the Multimedia Production Business for you to evaluate our business, financial performance and prospects. Our historical results, which are based largely on the Telecom Business that we disposed of in May 2012, are not indicative of our future performance. To date, we have not achieved profitability in our Multimedia Production Business and, going forward, we may not be able to generate revenue or achieve profitability on annual basis.

We may not be able to implement our business plans and expansion strategies successfully.

We intend to increase the production volume of our television content significantly in 2013 and 2014. We also plan to distribute our television content to Internet portals and overseas markets. Our business plans and strategies have been formulated based on a number of assumptions including successful cooperation with our business partners. We might not be able to implement our business plans and expansion strategies successfully.

Our expansion strategies are expected to place substantial demands on our managerial, operational, financial and other resources. The success of our business plans and expansion strategies depend on our ability to:

•	build our infrastructure on schedule and within budget;

•	manage to produce good quality contents within budget which is appealing to our customers;

•	able to generate revenue from the good quality contents through advertising and content licensing and distribution

•	develop effective marketing channels in Hong Kong and international markets;

•	control operational costs and maintain effective quality controls; and

•	obtain the domestic free television programme service licence for broadcasting in Hong Kong.

The failure to achieve any of the above could increase our costs of operation and investments. The execution of our growth strategies will also incur substantial costs and require substantial resources. We may not be able to manage our operations efficiently to compete successfully in our existing markets or new markets that we may enter, which may materially and adversely affect our financial condition and results of operations.

We may not be granted a domestic free television programme service licence.

On December 31, 2009, we submitted an application for the domestic free television programme service licence in Hong Kong to the HKBA. If granted, this licence will allow us to provide free television programme services in Hong Kong. The grant of the licence is still pending. If the Chief Executive in Council rejects our application or if there is a prolonged delay in granting the licence, we will not be able to operate domestic free television programme services in Hong Kong in the short term or at all. As domestic free television programme services is expected to be one of the major distribution channels of our self-produced television content and the primary source of advertising revenue, this will mean that the Group will need to explore other distribution channels which involves large uncertainties, this may in turn adversely affect our financial condition and results of operations, and we may not be able to generate revenue in the short term or become profitable in the long term.

Moreover, if there is a prolonged delay in obtaining the domestic free television programme service licence, we may not be able to effectively manage our financial resources, given that the operation of domestic free television programme service is expected to incur a substantial amount of capital and operating expenditure, and while awaiting the grant of the licence, we would not be able to optimally utilize our financial resources in longer term investments.

Our new business in the provision of domestic free television programme services may not become profitable in the long term.

If the domestic free television programme service licence is granted, we will incur additional expenditure for programme production before we can generate revenue. In addition, given that the Multimedia Production Business is a new business venture and the industry incumbent, Television Broadcasts Limited has dominated the viewership on domestic free television programme services by a large margin, we may not be able to become profitable in the long term.

The construction and development of a Television and Multimedia Production Centre is subject to a number of risks beyond our control.

Since February 2012, we have started building a Television and Multimedia Production Centre on land granted by Hong Kong Science and Technology Parks Corporation at Tseung Kwan O Industrial Estate. Construction of the Television and Multimedia Production Centre is expected to cost at least HK$800.0 million.

The construction and development of this Centre are subject to a number of risks which are beyond our control, including:

•	the possibility of construction delay or costs over run due to inclement weather, labor or material shortages, work stoppages market inflation and delayed regulatory approvals;

•	the possibility of discovering previously undetected defects or problems; and

•	natural disasters, social disorder and other extraordinary events.

The occurrence of any of these events could delay the construction and development of the Television and Multimedia Production Centre or increase our costs, which may in turn have a material adverse effect on our business, financial condition and results of operations.

The development of our Multimedia Production Business and Distribution Business requires significant capital expenditures, which may not be available on terms satisfactory to us or may impose a burden on our other business activities.

We expect to incur capital expenditures of approximately HK$700.0 million in 2013, majority of which will be for the building of the Television and Multimedia Production Centre. While we intend to fund such expenditures by using our currently available cash, as well as unutilized banking facilities, we may not have adequate capital to fund our projected capital expenditures if there is any event which could cause prolonged delay in the launch of our domestic free television programme service, prolonged delay in the construction and development of the Television and Multimedia Production Centre or an increase in the construction costs. If we cannot finance our operations and capital expenditure using existing available cash and cash generated from operations, if any, we may be required to, among other things, incur additional debt, reduce capital expenditures, sell assets, or raise equity. Market conditions may impair our ability to obtain financing to support our capital expansion plans. Additional debt or equity financing may not be available, and debt financing, if available, may involve restrictions on our investing, financing and operating activities.

If we fail to capture viewer preferences, our business prospects and reputation could be materially and adversely affected.

The success of our self-produced television content primarily depends on our ability to capture viewer preferences, which vary in different demographic groups and regions and could change rapidly. In general, the popularity of television content among viewers is mainly determined by the producer’s ability to originate and source viewer-engaging content, create high-quality scripts and characters that appeal to a broad range of viewers, and cast popular talents and directors. If the viewers’ reaction to our television content is largely different from our predicted viewer preferences, the success and popularity of the television content will be at risk. If our television content fails to perform as expected, we may not be able to establish a strong reputation in television content production business and our business prospects could be materially and adversely affected.

Our business could be materially and adversely affected by claims of infringement of intellectual property rights.

Monitoring and preventing the unauthorized use of the Group’s intellectual property rights may be difficult, costly and time-consuming. If we are unable to adequately protect our copyrights and other intellectual property rights, these rights may be infringed, our business, financial condition, results of operations and prospects may be materially and adversely affected.

Moreover, third parties may claim that our self-produced television content misappropriates or infringes their intellectual property rights, including those with respect to their previous productions, scripts and characters. Any litigation regarding intellectual property rights could be costly and time-consuming and could divert the attention of our management and key personnel from our business operations. If we are unsuccessful in defending any such assertions or claims, our business, financial condition, results of operations and reputation may be materially and adversely affected.

Our success depends on our ability to attract and retain high-quality production crew and talent artistes in a highly competitive market.

The Multimedia Production Business requires the collaboration of many different work streams and people with different expertise, and hence our ability to attract and retain high-quality production crew and popular talent artistes is a key factor for our success. Loss of producers, other members of our production team or talent artistes could adversely affect our production volume and quality and, as a result, we could be materially and adversely affected.

In addition, we face competition for high-quality production crew and popular talent artistes from other television content production companies and other organizations. Competition for these individuals could require us to offer higher compensation and other benefits in order to attract and retain them, which would increase our operating expenses.

We may lose investor confidence in the reliability of our financial statements if we fail to achieve and maintain effective internal control over financial reporting, which in turn could harm our business and adversely affect the trading prices of our ADRs.

Under the Sarbanes-Oxley Act of 2002, every public company must include a management report on its internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. Under the Sarbanes-Oxley Act, we are also required to have an independent registered public accounting firm to attest to and report on the effectiveness of our internal controls over financial reporting.

We have evaluated our internal controls surrounding the financial reporting process for the current fiscal period so that management can attest to the effectiveness of these controls. However, we may identify conditions that could result in significant deficiencies or material weaknesses. As a result, we could experience a negative reaction in the financial markets and incur additional costs in improving the condition of our internal controls. For a detailed discussion of controls and procedures, see Item 15 “Controls and procedures.”

Notwithstanding our efforts, our management could conclude that our internal control over financial reporting is not effective. Further, even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may conclude that our internal control over financial reporting is not effective. If we do not successfully design and implement changes to our internal controls and management systems, or if we fail to maintain the adequacy of these controls as such standards are modified or amended from time to time, we may not be able to comply with the Sarbanes-Oxley Act. This could subject us to regulatory scrutiny and penalties that may result in a loss of public confidence in our management, which could, among other things, adversely affect our customer and vendor confidence, stock price and our ability to raise additional capital and operate our business as projected.

We depend on certain key personnel, and our business and growth prospects may be disrupted by the loss of their services.

Our success depends upon the continued service of our key executives and Talents. If any of our key personnel were unable or unwilling to continue in their present positions we may not be able to replace them easily, our business may be significantly disrupted. Furthermore, as our industry is characterized by high demand and increased competition for Talents, we may need to offer higher compensation and other benefits in order to attract and retain key personnel. We might not be able to attract and retain the key personnel that we need to achieve our business objectives.

Risks relating to the regulatory, political and economic environment

Currency fluctuations of the Hong Kong dollar, our functional currency, may increase our operating costs and long term liability.

We are exposed to a certain amount of foreign exchange risk because our expected revenue will be predominantly denominated in Hong Kong dollars, while a certain portion of our operating costs are expected to be denominated in U.S. dollars, Renminbi or other foreign currencies.

Although the Hong Kong dollar has been linked to the U.S. dollar since 1983 at the rate of HK$7.80 per US$1.00, it may not continue to be linked. Any depreciation of the Hong Kong dollar against the U.S. dollar, Renminbi or other currencies would increase our operating costs, make our capital expenditure plans more expensive and adversely affect our profitability.

Our Chairman and Vice Chairman have significant ownership interest in the company. They could engage in transactions that lead to conflicts of interest resulting from their ownership interests.

Our Chairman and Vice Chairman each have an indirect ownership interest in our Company through Top Group International Limited, which, as of December 18, 2012, held approximately 42.00% of the Company’s shares, of which 42.12% and 27.06% was owned by our Chairman and Vice Chairman, respectively. Top Group International Limited is a special purpose vehicle incorporated in the British Virgin Islands. Its board of directors consists of Mr. Wong and Mr. Cheung. Mr. Wong and Mr. Cheung have entered into a voting agreement pursuant to which they agreed to vote the 339,814,284 shares held by Top Group International Limited, the 15,236,893 shares held by Mr. Wong individually, and the 50,377,763 shares held by Mr. Cheung individually, collectively as a group. Our Chairman and Vice Chairman could take actions that may not be in the best interests of our other shareholders.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our American depository shares or ordinary shares.

Based on the market price of our American depository shares, the value of our assets, and the composition of our income and assets, though not without doubt, we do not believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended August 31, 2012. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you the U.S. Internal Revenue Service will not take a contrary position. A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our American depository shares and ordinary shares, fluctuations in the market price of our American depository shares and ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. Furthermore, unless our share value increases and/or we invest a substantial amount of our cash, we may be a PFIC for our current taxable year ending August 31, 2013. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation”) holds an American depository share or an ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

Risks relating to our ADSs.

As a foreign private issuer, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient than those of a U.S. issuer.

As a foreign private issuer, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic issuers, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time, and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, the executive compensation disclosure requirements to which we are subject under Form 20-F are be less rigorous than those required of U.S. issuers under Form 10-K. Furthermore, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are not large accelerated filers or accelerated filers are required to file their annual report on Form 10-K within 90 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation FD, aimed at preventing issuers from making selective disclosures of material information.

Holders of ADSs must act through the depositary to exercise their rights as shareholders of our company.

Holders of our ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement for the ADSs. When a general meeting is convened, you may not receive sufficient notice to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but you might not receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

The depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests. Holders of our ordinary shares are not subject to this discretionary proxy.

You may be subject to limitations on transfers of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings and you may not receive cash dividends or other distributions if it is impractical to make them available to you.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary will not make rights available to you unless either both the rights and any related securities are registered under the Securities Act, or the distribution of them to ADS holders is exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

ITEM 4 INFORMATION ON THE COMPANY

A.	History and development of the Company

The legal and commercial name of our Company is City Telecom (H.K.) Limited. We were incorporated on May 19, 1992 under the Hong Kong Companies Ordinance and is a limited liability company. Our registered office is located at 13th Floor, Trans Asia Centre, No.18 Kin Hong Street, Kwai Chung, New Territories, Hong Kong, telephone (852) 3145-6888. Our agent for U.S. federal securities laws purposes is CT Corporation System, 111 Eighth Avenue, New York, NY 10011.

We began offering international telecommunications services in September 1992 and in January 1999, we became the first company in Hong Kong to obtain a PNETS Licence. This licence gives us the right to offer international telecommunications services using ISR method and has had a significant positive impact on our international telecommunications revenues. We incorporated HKBN in Hong Kong in August 1999 and launched our broadband Internet access services in March 2000. In addition, we began providing local VoIP services in April 2002, IP-TV services in August 2003, and corporate data services in July 2004 using our Next Generation Network.

In December 2009, we submitted an application to the HKBA to obtain a domestic free television programme service licence in Hong Kong, which is still subject to be granted.

In August 2011, Hong Kong Science and Technology Parks Corporation granted us a parcel of land in Tseung Kwan O Industrial Estate, New Territories to build a Television and Multimedia Production Centre. Expected to be completed in 2014, the Centre will possess a gross floor area of approximately 500,000 square feet and consist of 12 studios, including an 18,000 square feet studio, which is expected to be the largest in Hong Kong and smaller studios of 3,000 square feet each. The Centre will become our headquarter.

In March and April 2012, we entered into the Telecom Group Agreement and the Guangzhou Agreement, respectively, and in May 2012, we completed the very substantial disposal transaction of both the FTNS business and the IDD business. Since then, the Multimedia Production Business has become the principal focus of the Group, which includes the production, sales and distribution of Cantonese television drama series, news programmes and other television programmes. It will also include the offering of free television programming services in Hong Kong, subject to the grant of the domestic free television programme service licence by the Chief Executive in Council.

Since mid-2011, we embarked a large scale recruitment process in the multimedia industry. From creative directors to post-production professionals, we now have a professional team of more than 500 talents together with about 220 artistes. In April 2012, we started our production, and so far, we have completed shooting for four television drama series with four others in progress (ranging from 10–30 hours per series). Our infotainment and variety programmes cover a spectrum of programmes with no boundary on subjects and locations, ranging from world class productions, such as “Challenge” to execute impossible missions including chasing a hurricane in the United States, climbing into a live volcano in Vanuatu, etc., to programmes introducing domestic local culture, such as “Secret of Food.”

Upon the disposal of the Telecom Business, the news production operation unit remained with the Company and will continue to provide news content to the Telecom Business for their bbTV broadcasting use under a licensing arrangement. Once our broadcasting start, our news production operation unit will fully support the news programme production.

Apart from the above self-produced programmes, we also purchased popular and high quality contents from Japan, Korea and Mainland China including television drama series and cartoons. To adapt to local audiences, we maintain a professional dubbing team for the post production process, including dubbing to local language and subtitling. As of August 31, 2012, we had more than 850 episodes of purchased content in our library.

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

•

In September 2007, we launched “Fibre-To-The-Home” residential broadband service, “FibreHome100”, “FibreHome200” and “FibreHome1000.” At the same time, we upgraded our entry level service broadband Internet access from 10 Mbps to 25 Mbps.

•	In January 2008, we began to offer our “Dual Mode High Definition Terrestrial TV Receiver and IPTV Set-Top Box” to all of our customers in Hong Kong.

•	In February 2008, we were awarded contract for the provision of payphone service at the Hong Kong International Airport.

•	In September 2008, we launched the National Geographic Channel’s first ever interactive channel.

•	In June 2009, we launched the first online broadband service registration platform in Hong Kong.

•	In November 2009, we accepted the Innovation in Recruitment award and Champion of HR award at the Hong Kong HRM Awards 2009.

•	In December 2009, we shattered the one-million mark for fixed telecommunications network services subscriptions.

•	In December 2009, we submitted an application to the HKBA to obtain a domestic free television programme service licence in Hong Kong.

•	In March 2010, we launched our “bb100” symmetric broadband and WiFi services at Hong Kong International Airport.

•	In April 2010, we launched our 1Gbps symmetric residential broadband service at HK$199 per month.

•	In December 2010, we launched “Music One”, a high definition online music portal.

•	In February 2012, we commenced construction of the Television and Multimedia Production Centre.

•	In May 2012, we disposed of our FTNS Business and IDD Business.

On December 5, 2012, we circulated a notice to our shareholders that the proposed change of our name from “City Telecom (H.K.) Limited” to “Hong Kong Television Network Limited” will be considered at our extraordinary general meeting to be held on December 31, 2012.

B.	Business overview

Principal Activities

Prior to May 2012, we principally engaged in providing residential and corporate fixed telecommunications network and international telecommunications services in Hong Kong and in Canada. We derived our revenue from two business segments, the FTNS Business and the IDD Business. In March and April 2012, we entered into the Telecom Group Agreement and Guangzhou Agreement, and in May 2012 we disposed of the entire FTNS Business and IDD Business. Since then, the Multimedia Production Business has become our principal focus. The Multimedia Production Business includes the production, sales and distribution of Cantonese television drama series, news programmes and other television programmes. It will also include the offering of domestic free television programming services in Hong Kong, subject to the grant of the domestic free television programme service licence by the Chief Executive in Council.

Based on our current plan, the Multimedia Production Business is expected to generate revenue during 2013 which will comprise advertising fees and licensing fees, assuming the Multimedia Production Business is able to start broadcasting over its free television channels or through alternative means. The Multimedia Production Business generated HK$3.8 million of revenue in fiscal 2012, which mainly represented the licensing fee received from the Telecom Business to broadcast the news content produced by the news production operation unit and the income received from our artiste management functions.

Strategy and Competitive Strengths

Our vision is to unleash the creative potential of drama production in Hong Kong and to support the nurture of large numbers of writers in the coming years, so as to bring Hong Kong back to the position of Asian drama production hub.

We believe that our success in the Multimedia Production Business will depend on our ability to capitalize on the following key strengths:

•

Recruitment of top-tier talents in the multimedia industry. Since mid-2011, we have embarked on a large scale recruiting process to acquire top-tier talents in the multimedia industry. From creative directors to post-production professionals, we now have a professional team of more than 500 talents together with about 220 artistes. At present, we have completed shooting for four television drama series and have four other series in progress. These series range from 10 to 30 hours in duration. Our talents are also engaged in the production of news programmes and a wide spectrum of infotainment and variety programmes.

•

Creative driven production. To encourage variety and quality in our content production, we intend to extend the creative period for television drama series from approximately three months to approximately six months to enable a much larger room for greater creativity and more possibilities.

•

First-class production facilities. We are committed to investing resources in first-class production facilities. After our groundbreaking ceremony in February 2012, the construction of the Centre reached a milestone in October 2012 when we completed the foundation work. We are now in the tendering stage on superstructural work. Once completed, the Centre will possess gross floor area of approximately 500,000 square feet and consist of 12 studios, including an 18,000 square feet studio which is expected to be the largest in Hong Kong and smaller studios of 3,000 square feet each. Construction work is expected to be completed in 2014. The Centre will be our headquarter. In addition to the Centre, we also invest Hollywood movie grade production equipment. We believe we are the first in the free television platform to use Hollywood grade ARRI cameras for television drama series production in Hong Kong. We also intend to have post-production facilities and technology compatible with 3D, 4k or even 8k super-high standards.

•

Procurement of high-quality television contents. In addition to programmes produced in-house, we also purchased popular and high quality contents from Japan, Korea and Mainland China, including television drama series and cartoons. To cater to local audience, we maintain a professional team for language dubbing and subtitling post-production. As of August 31, 2012, we had more than 850 episodes of purchased contents in our library. With the assumption that we can start broadcasting in the second half of 2013, we intend to double our 2012 production output on television drama series, infotainment and variety programmes in 2013.

Recent Developments

On December 31, 2009, we submitted an application for the domestic free television programme service licence in Hong Kong to the HKBA. If granted, such licence would allow us to provide free television programme services in Hong Kong. The HKBA completed the assessment of our application for the domestic free television programme service licence in accordance with the Broadcasting Ordinance and established procedures, and submitted its recommendation for the grant of licence to the Chief Executive in Council on July 13, 2011. The Chief Executive in Council is still processing the recommendation. As of December 18, 2012, the grant of such licence was still pending.

Aiming to expand its foothold in domestic free television programme services and the Multimedia Production Business, City Telecom is establishing a world-class Television and Multimedia Production Centre on the land granted by Hong Kong Science and Technology Parks Corporation at Tseung Kwan O Industrial Estate. It will produce drama series and a variety of television contents, in order to support the development of the Group’s domestic free television programme services and Multimedia Production Business and the demand and development of the Group’s business partners.

The Television and Multimedia Production Centre will have a total estimated gross floor area of approximately 500,000 square feet which will take City Telecom an investment of at least HK$800.0 million. It is expected to operate in full gear in 2014.

We commenced construction of the Television and Multimedia Production Centre in February 2012 and in October 2012, we have completed the foundation works for the Centre and has obtained approval from the Buildings Department in Hong Kong. The construction is under the tender process for the superstructural works.

In May 2012, we disposed of our FTNS Business and IDD Business.

Sales and marketing

We hold public events such as press conferences, road shows and other celebration ceremonies to promote our new television series. These events feature discussion of the plot of the television series and other behind-the-scene footages and are attended by our celebrity artistes to attract media coverage. Apart from these traditional marketing events, we also make use of certain popular social networking platforms, such as Facebook and YouTube, to expose our new television series to a wider group of audience.

To ensure our corporate image aligns with our new focus on the Multimedia Production Business, we have proposed a change of our name from “City Telecom (H.K.) Limited” to “Hong Kong Television Network Limited.” We have also designed a new logo to accompany the proposed name change. The new logo, visualizing a brain, carries the meaning that the Company represents a different mentality, a different way of thinking and different voices. The new logo does not have a definite color tone, which symbolizes the “why not” spirit whereby we do not adhere to the prevailing norm.

Research and development activities

As of August 31, 2012, after the disposal of the Telecom Business, our research and development team in Hong Kong consisted of approximately 17 Talents experienced in systems design, engineering, mobile technology, and computer programming. Our research and development team is primarily responsible for assessing and adapting the technology that we expect to deploy in our domestic free television programme services and content distribution, such as through Internet. To identify and develop new market opportunities and product advancement, our research and development team evaluates new technology under development in the United States and elsewhere and works closely with our production team and marketing department for product development.

Seasonality

Our operations are not expected to subject to significant seasonal fluctuations generally. We do not believe that seasonality has had a material effect on our business, financial condition or results of operations.

Environmental matters

Since our date of incorporation, we have not violated any environmental laws, ordinances or regulations, and believe that all of our operations comply fully with applicable environmental laws.

Intellectual property rights

We have registered our trademarks with the Trademarks Registry of the Intellectual Property Department in Hong Kong. We maintained copyright of the self-produced television programmes.

C.	Regulatory framework

The following is a brief summary of the Hong Kong laws and regulations that currently materially affect our business. This section does not purport to be a comprehensive summary of all present and proposed regulations and legislation relating to the industries in which we operate.

Prior to April 1, 2012, the Hong Kong broadcasting industry was regulated by the HKBA. In view of the blurring boundaries between telecommunications and broadcasting industries and following the global trend in converging the two markets, on April 1, 2012, the Communications Authority Ordinance (Cap. 616) came into operation and the HKCA was set up as the unified regulatory body servicing the telecommunications and broadcasting sectors in Hong Kong. The HKBA was dissolved after the transfer of its statutory powers and functions to the HKCA.

We submitted our application for the domestic free television programme service licence in Hong Kong to the HKBA on December 31, 2009 and the application is being processed. Once such licence has been granted, we will be regulated by the HKCA through its executive arm, the Office of the Communications Authority, and our broadcasting operations will be subject to the Broadcasting Ordinance (Cap. 562), the Broadcasting (Miscellaneous Provisions) Ordinance (Cap. 391) and the related subsidiary legislation, regulations, directions, orders, determinations and codes of practice issued by the HKCA and the licence conditions. The Broadcasting Ordinance governs the content and scope of television programming and the licensing of television broadcasters.

Television broadcasting industry

At present, Hong Kong has two licensed domestic free television programme broadcasters, Television Broadcasts Limited and Asia Television Limited, providing free-to-air broadcasting services. In addition, there are also three licensed domestic pay-TV broadcasters, namely Hong Kong Cable Television Limited, PCCW Media Limited and TVB Pay Vision Limited (formerly known as Galaxy Satellite Broadcasting Limited). Currently, the Chief Executive in Council is processing applications for domestic free television programme service licence from Fantastic Television Limited, HK Television and Entertainment Company Limited and us. As of December 18, 2012, the Chief Executive in Council had not yet announced its decision for the aforesaid applications.

Licensing

It is unlawful to offer any “television programme service” in Hong Kong without an appropriate licence. “Television programme service” is broadly defined to mean the provision of television programmes for transmission by telecommunications that are readily accessible to the general public in or outside Hong Kong or to persons in two or more specified premises simultaneously or on demand, whether on a point-to-point or a point-to-multipoint basis (or any combination thereof), having equipment appropriate for receiving that service. The Broadcasting Ordinance exempts certain categories of television programme services from the current licensing regime, including television programme services provided on the service commonly known as the “Internet”. The Broadcasting Ordinance itself, however, does not contain a definition of “Internet.”

Cross media ownership restrictions

As with other television regulatory regimes, there are detailed cross-media ownership restrictions in the Broadcasting Ordinance. The restrictions are only applicable to domestic free and domestic pay television programme service licences.

The Broadcasting Ordinance essentially provides that a company which is either a “disqualified person” or has a “disqualified person” exercising control over it will not be granted a domestic free and domestic pay television programme service licence unless with the prior approval of the Chief Executive in Council. “Disqualified person” includes, for example, a company which is an existing domestic free or domestic pay television programme licensee; an advertising agent; a sound broadcasting licensee; or a proprietor of newspaper printed or produced in Hong Kong.

Generally, a disqualified person who has disclosed its disqualification in its licence application may apply for a broadcasting licence. The Broadcasting Ordinance provides that the Chief Executive in Council may grant a broadcasting licence to a company, including a disqualified person or to a company which has a disqualified person exercising control over it, subject to such conditions as the Chief Executive in Council sees fit.

Foreign ownership restrictions

In addition to the cross-media ownership restrictions outlined above, the Broadcasting Ordinance also imposes restrictions on foreign ownership of a holder of a domestic free television programme service licence. The restrictions do not prohibit the ownership of any voting shares in a domestic free television programme service licensee but rather take the form of prohibiting the exercise of any voting rights attached to such voting shares.

Upon receiving a domestic free television programme service licence, an unqualified voting controller of our Company will be subject to the voting restrictions as set out in Part 3 of Schedule 1 to the Broadcasting Ordinance. An “unqualified voting controller” under the Broadcasting Ordinance refers to a voting controller who is not a qualified voting controller, and a qualified voting controller refers to a voting controller who satisfies the ordinary resident requirement and who, in the case of an individual, has resided in Hong Kong for a period of no less than seven years or in the case of corporation, whose directors satisfy the Hong Kong residency requirement. According to paragraph 20(1) of Schedule 1 to the Broadcasting Ordinance, no unqualified voting controller may hold, acquire, or exercise or cause or permit to be exercised 2% to 6% or 6% to 10% or more than 10% of the total voting control of a domestic free television programme service licensee without the prior approval of the HKCA. If an unqualified voting controller holds more than 10%, in the aggregate, of the total voting control of a licensee without the prior approval in writing of the HKCA, notwithstanding anything contained in the memorandum or articles of association of the licensee or any provision of the laws of Hong Kong apart from this section, he shall not exercise or cause or permit to be exercised, in relation to any question or matter arising at a general meeting of the licensee, voting rights exceeding, in the aggregate, 10% of the total voting control of the licensee. Paragraph 20(3) of Schedule 1 to the Broadcasting Ordinance provides that the HKCA may, in respect of any unqualified voting controller who is in contravention of such voting restriction, direct such unqualified voting controller in question to cease any such contravening act. If and when the licence is granted to our Company, an unqualified voting controller may need to seek the requisite approval of the HKCA for exercising its voting power in our Company. Our Company shall be required to notify the HKCA of the unqualified voting controller pursuant to the directions of the HKCA and paragraphs 22 and 30 of Schedule 1 to the Broadcasting Ordinance

Competition provisions

Currently, competition provisions governing the broadcasting sector in Hong Kong are set out in the Broadcasting Ordinance, which are aimed at prohibiting a licensee from engaging in “anti-competitive conduct” and a licensee who is in a dominant position from abusing its position. “Anti-competitive conduct” is defined as conduct that has the purpose or effect of preventing, distorting or substantially restricting competition in a television programme service market.

The Broadcasting Ordinance provides that a breach of any of the competition statutory provisions may lead to the relevant contractual provisions in an agreement being regarded as void.

There is no equivalent of a specialized competition appeal board for the television broadcasting industry. A licensee aggrieved by a decision made by the HKCA, may appeal by way of petition to the Chief Executive in Council.

Hong Kong’s first cross sector competition legislation, the Competition Ordinance, was enacted on June 14, 2012 and will be implemented in phases commencing on January 18, 2013. The Competition Ordinance spans various industries and sectors and, once it comes into full operation, will amend or repeal (as applicable) the competition provisions currently in force in the industry-specific legislation. As at the date hereof, the effective dates of the provisions of the Competition Ordinance that affect the Broadcasting Ordinance have not been gazetted.

Part 8 of Schedule 8 of the Competition Ordinance sets out the detailed amendments to the competition provisions in the Broadcasting Ordinance. Under such amendments, the relevant competition provisions (sections 13 to 16) in the Broadcasting Ordinance are to be repealed and replaced by the conduct rules under Part 2 of the Competition Ordinance.

According to Part 11 of the Competition Ordinance, both the HKCA and the Competition Commission are competent regulators and have concurrent jurisdiction on competition matters relating to telecommunications and broadcasting. The Competition Ordinance also provides a mechanism whereby such telecommunications and broadcasting related competition matters may be transferred between the HKCA and the Competition Commission. It is envisaged that in addition to the various codes and guidelines on competition related matters issued by the HKCA (and formerly the HKBA), new guidelines will be issued by the Competition Commission on the interpretation of the conduct rules. The HKCA and the Competition Commission will enter into a Memorandum of Understanding to provide more clarity on the operation of the competition regime in telecommunications and broadcasting sectors.

Fair Trading

On July 17, 2012, the Trade Descriptions (Unfair Trade Practices) (Amendment) Ordinance 2012 (“Amendment Ordinance”) was enacted to amend the Trade Descriptions Ordinance by prohibiting specified unfair trade practices that may be deployed against customers and strengthen the enforcement mechanism. The Customs and Excise Department is the principal enforcement agency under the Trade Descriptions Ordinance. Under the Amendment Ordinance, the HKCA was conferred with concurrent jurisdiction to enforce the new fair trading sections in relation to the commercial practices of licensees under the Telecommunications Ordinance and the Broadcasting Ordinance that are directly connected with the provision of telecommunications and broadcasting services. The Amendment Ordinance is expected to come into effect by the second quarter of 2013.

The key amendments introduced in the Amendment Ordinance include:

•	the expansion of the definition of trade descriptions in relation to goods, as well as the extension of the scope to cover services;

•	the creation of new criminal offences on unfair trade practices, namely misleading omissions, aggressive commercial practices, bait advertising, bait-and-switch and wrongly accepting payment;

•

the introduction of a compliance-based mechanism under which civil enforcement options, namely the acceptance of undertaking from traders and the seeking of injunction from the court where necessary, can be drawn on to promote compliance with the new fair trading sections introduced by the Amendment Ordinance; and

•	the creation of a new private right of action for damages to facilitate consumer redress.

The Amendment Ordinance also confers the Customs and Excise Department and the HKCA, as enforcement agencies, powers to issue guidelines on relevant fair trading matters. On December 7, 2012, the Customs and Excise Department and the HKCA launched a public consultation on the draft enforcement guidelines “Compliance and Enforcement Policy Statement” and “General Guidelines” (collectively the “Enforcement Guidelines”) concerning the Amendment Ordinance. The draft Enforcement Guidelines set out the manner in which the two enforcement agencies will exercise their powers under the new fair trading sections of the Amendment Ordinance and providing guidance on the operation of the provisions for compliance by traders. The consultation will last for six weeks till January 17, 2013.

Programme standards, advertising standards and technical standards

In addition to the Broadcasting Ordinance, the Broadcasting (Miscellaneous Provisions) Ordinance and the related subsidiary legislation, regulations, directions, orders and determinations, a television programme service licensee is required to comply with the terms and conditions of their licence and the codes of practice issued by the HKCA, which set out generic standards with respect to programme, advertising and technical standards applicable to the licensee. The Generic Codes of Practice for Television currently comprises of three sets of standards, i.e. the programme standards, the advertising standards and the technical standards. These codes are reviewed in consultation with the licensees and the general public. The latest programme standards and the advertising standards were both issued in April 2012 and the latest technical standards were issued in October 2012.

Non-compliance by licensee

Non-compliance by a licensee with the Broadcasting Ordinance, any subsidiary legislation made pursuant to it, any of the licence conditions or any direction issued by HKCA or any of the code of practice, could result in the revocation or suspension of the relevant licence. The Broadcasting Ordinance contains a set of provisions setting forth the procedural steps which HKCA and the Chief Executive in Council must adhere to prior to revoking or suspending any broadcasting licences.

D.	Organizational structure

The following chart sets forth our principal subsidiaries as of December 18, 2012:

The jurisdiction of incorporation and our ownership percentage of each these subsidiaries as of December 18, 2012 were as follows:

Name	Jurisdiction of incorporation	Percentage of interest held by City Telecom
		Direct	Indirect
Attitude Holdings Limited	British Virgin Islands	—	100%
Best Intellect Limited	British Virgin Islands	100%	—
Cosmo True Limited	British Virgin Islands	100%	—
Excel Billion Profits Limited	Hong Kong	—	100%
Golden Trinity Holdings Limited	British Virgin Islands	100%	—
Hong Kong Broadband Digital TV Limited	Hong Kong	—	100%
Hong Kong Broadband Television Company Limited	Hong Kong	—	100%
Hong Kong Media Production Company Limited	Hong Kong	—	100%
Hong Kong Television Network Limited	Hong Kong	—	100%
Leader Artiste Management Company Limited	Hong Kong	—	100%
Multi Talent Enterprise Limited	British Virgin Islands	100%	—

E.	Property, plant and equipment

As of August 31, 2012, we owned premises with an aggregate area of 51,000 square feet, all of which were in Hong Kong, for our own use. We also had an aggregate of 126,000 square feet of investment properties for rental income or capital appreciation. In addition, we leased office and warehouse properties in Hong Kong.

To produce high quality drama, we had invested in production equipment including Hollywood movie grade camera and post-production facilities and technology. As of August 31, 2012, we had production equipment at a net book value of HK$51.0 million.

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion together with the rest of this annual report, including the consolidated financial statements and related notes included elsewhere in this annual report. The results discussed below are not necessarily indicative of the results to be expected in any future periods.

A.	Operating results

Overview

Prior to May 2012, we principally engaged in providing residential and corporate fixed telecommunications network service and international telecommunications services in Hong Kong and in Canada. We derived our revenue from two business segments, the FTNS Business and the IDD Business. In March and April 2012, we entered into the Telecom Group Agreement and the Guangzhou Agreement and in May 2012, we disposed of the entire FTNS Business and IDD Business. Since then, the Multimedia Production Business has become our principal focus. The Multimedia Production Business includes the production, sales and distribution of Cantonese television drama series, news programmes and other television programmes. It will also include the offering of television programming services in Hong Kong, subject to the grant of the domestic free television programme service licence by the Chief Executive in Council. The operating results of the disposed Telecom Business and the Multimedia Production Business have been presented, as discontinued operations and continuing operations, respectively, in our consolidated financial statements.

Factors affecting our results of continuing operations

Our revenues

Based on our current plan, the Multimedia Production Business is expected to generate revenue during 2013 which will mainly comprise advertising fees and licensing fees, assuming the Multimedia Production Business is able to start broadcasting over its free television channels or through alternative means. In fiscal 2012, our revenue represented the licence fee received from the Telecom Business for providing news content produced by the news production operation unit and the income received from our artiste management functions.

Our operating expenses

Our operating expenses consist of cost of sales and other operating expenses.

•

Cost of sales. Cost of sales refers to talent costs and other production costs which are directly attributable to the revenue generated from licensing of programme rights and provision of artiste management services.

•

Other operating expenses. Other operating expenses mainly consist of salaries and related costs for Talents which are not capitalized as programme costs and for corporate functions, depreciation of fixed assets, amortisation of intangible assets, bank charges and operating lease charges in respect of land and buildings.

Critical accounting policies

Our significant accounting policies are more fully described in note 1 to our consolidated financial statements included elsewhere in the annual report.

The preparation of our consolidated financial statements in conformity with IFRSs requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. We continually evaluate our estimates and judgments including those related to fixed assets, intangible assets, programme cost and deferred taxes. We base our estimates and judgments on historical experience and on various other factors we believe to be reasonable under the circumstances. This forms the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates as facts, circumstances and conditions change. The estimates and underlying assumptions are reviewed on an ongoing basis. Changes to accounting estimates are recognized in the period in which the estimate is changed if the change affects only that period or in the period of the change and future periods if the change affects both current and future periods.

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

Useful lives of fixed assets

We estimate the useful lives of fixed assets in order to determine the amount of depreciation expense to be recorded. The useful life of an asset is estimated at the time the asset is acquired based on historical experience, the expected usage, wear and tear of the asset, as well as technical obsolescence arising from changes in the market demands or service output of the asset. Changes in technology or industry conditions may cause the estimated period of use or the value of these assets to change. We perform periodic reviews to confirm the appropriateness of estimated economic useful lives for each class of fixed assets. For the three years ended August 31, 2012, there were no changes in the useful lives of our fixed assets.

Intangible assets

Upon the completion of the disposal of the Telecom Business and as part of the consideration received from the disposal, we were granted the indefeasible right of use of telecommunications capacity of the Telecom Business for a term of 20 years and right to use of the telecommunications services from the Telecom Business for a term of 10 years.

The fair value of these intangible assets as at the completion date of the disposal was determined with reference to comparable market transactions.

Intangible assets acquired by us are stated at cost less accumulated amortization (where the estimated useful life is finite) and impairment losses.

Amortization of intangible assets with finite useful lives is charged to profit or loss on a straight-line basis over the assets’ estimated useful lives.

Both the period and method of amortization are reviewed annually.

Impairment of fixed assets

Under IFRSs, if a triggering event occurs indicating that the carrying amount of an asset may not be recoverable, a new assessment of the carrying amount of that asset is required. Triggering events include significant adverse changes in the market value of an asset, changes in the business or regulatory environment, or certain legal events. The interpretation of such events requires judgment from the management with respect to whether such an event has occurred and whether management considers that reassessment of the carrying value of the asset is required. If an event occurs that could affect the carrying value of the asset and management does not identify it as a triggering event and identify the asset as impaired, future operations could be adversely affected if this asset is subsequently written off or sold for less than its carrying value due to sudden downturns in the business environment.

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

Estimation of cash flows arising from future use of the asset requires careful analysis regarding what we expect to recover from its future use. This includes consideration of our target market share and viewership, market competition, future changes to our cost structure and technological change. In addition, the residual value of the asset on disposal requires judgment, as the estimated fair value of the asset at the time of disposal could change in response to market conditions and changes in expected use of the asset prior to disposal. Changes in the estimate of cash flows arising from expected future use of the asset or its residual value on disposal - based on changes in market conditions, changes in the use of assets, management plan, and foreseeable technological changes or otherwise - could significantly change the calculation of the fair value or recoverable amount of the asset and the resulting impairment loss. This in turn could significantly affect the results of our operations.

For the three years ended August 31, 2012, no impairment of fixed assets has been recognized.

Programme costs

Programme costs are stated at cost less amounts expensed and any provision considered necessary by management. Programme costs are charged to the profit or loss over the showing or licensing period of the programme, with reference to the projected revenue.

- Self-produced Programmes

Self-produced programmes consist primarily of drama, infotainment and variety programmes. Cost of self-produced programmes comprises direct production cost and an appropriate proportion of production overheads.

- Purchased Programmes

Purchased programmes consist film rights acquired for showing on the Group’s television channel. Cost of purchased programme comprises cost of purchase, cost of conversion and an appropriate proportion of production overheads.

Deferred taxation

We recognized deferred tax assets for all deductible temporary differences and operating loss carry forwards to the extent it is probable that future taxable profits will be available against which the asset can be utilized. The recognition of deferred tax assets requires judgment regarding the results of future operations, including the assumption that there will be sufficient future operations to allow us to utilize the related deferred tax assets. Our management projects future taxable income by considering all available information, including projected future taxable profit by taking into consideration of the effect of our capital expenditures and other plans (such as the technological changes and future market trends), tax planning strategies, historical taxable incomes, and the expiration period of the unused tax losses carry forwards of each of our Company and subsidiaries.

As of August 31, 2011 and 2012, we had not recognized deferred tax assets in respect of unused tax losses of HK$8.1 million and HK$59.8 million respectively, because it was not probable that future taxable profits could be generated to utilize the tax losses. All tax losses are subject to agreement with local tax authorities. Any changes in the estimate of future operations could change the recognition of our deferred tax assets, which could significantly affect our results of operations.

Operating Results

The following table sets forth, for the years indicated, a summary of our results of operations.

	For the year ended August 31,
	2010	2011	2012	2012
	HK$	HK$	HK$	US$
	(in thousands)
Continuing operations(1)
Revenue	—	—	3,762	485
Cost of sales	—	—	(6,006)	(774)
Valuation gains on investment properties	—	—	18,200	2,347
Other operating expenses	(21,932)	(23,481)	(104,960)	(13,533)
Other income/(loss), net	(7,696)	3,456	19,920	2,568
Finance costs, net	(21,289)	(7,303)	(2,455)	(317)

Loss before taxation	(50,917)	(27,328)	(71,539)	(9,224)
Income tax expenses	(5,611)	(4,782)	(2,281)	(294)

Loss from continuing operations	(56,528)	(32,110)	(73,820)	(9,518)

Discontinued operations
Profit from discontinued operations	273,394	346,025	3,771,694	486,294

Profit for the year	216,866	313,915	3,697,874	476,776

Note:

(1)	Following the disposal of our Telecom Business in May 2012, the Telecom Business was reclassified as discontinued operations for fiscal 2012 and the comparative figures for fiscal 2011 and fiscal 2010 were retrospectively reclassified as discontinued operations.

Fiscal 2012 Compared to Fiscal 2011

Revenue. We commenced our Multimedia Production Business and disposed of our Telecom Business in fiscal 2012. Our revenue from the Multimedia Production Business primarily consists of licensing fees and artiste management fee. We recorded revenue of HK$3.8 million in fiscal 2012, primarily reflecting the licensing fee received from the Telecom Business to broadcast the news content produced by the news production operation unit and the income received from our artiste management functions. We had no revenue for fiscal 2011 for the continuing operations relating to our Multimedia Production Business.

Cost of sales. Cost of sales in fiscal 2012 were HK$6.0 million, primarily consisting of talent costs and other production costs which are directly attributable to the revenue generated from licensing of programme rights and provision of artiste management services. There were no cost of sales in fiscal 2011 for the continuing operations.

Valuation gains on investment properties. Valuation gains on investment properties were HK$18.2 million, consisting of the change in fair value of the investment properties held by us.

Other operating expenses. Our other operating expenses increased to HK$105.0 million in fiscal 2012 from HK$23.5 million in fiscal 2011. The increase is mainly due to increased talent costs and other operating expenses. The increase in talent costs is mainly attributable to uncapitalized expenses from the Multimedia Production Business, which represented talent costs expensed to profits and losses before the resources are fully deployed to production during the year and the maintenance of full corporate functions after the disposal of Telecom Business. The increase in other operating expenses mainly includes bank charges, operating lease charges in respect of land and buildings, legal and professional fee and amortization of intangible assets.

Set forth below is a table summarizing the details of our other operating expenses in fiscal 2011 and 2012:

	For the year ended August 31,
	2011	2012	2012
	HK$	HK$	US$
	(in thousands)
Talent costs	6,837	55,971	7,216
Advertising and marketing expenses	—	214	28
Depreciation	1,585	4,636	598
Others	15,059	44,139	5,691

Other operating expenses	23,481	104,960	13,533

Other income, net. Other income, net increased to HK$19.9 million in fiscal 2012 from HK$3.5 million in fiscal 2011 mainly due to the increase in interest income from banks arising from term deposits placed with banks after receiving the final consideration from the sale of the Telecom Business.

Finance costs, net. Finance costs, net decreased to HK$2.5 million in fiscal 2012 from HK$7.3 million in fiscal 2011. The decrease is primarily due to the repayment of long-term bank loans in fiscal 2011. As a result of the repayment, items recorded in 2011, such as interest expenses, amortization of upfront costs on bank borrowings and write-off of upfront costs on bank borrowings, became nil in fiscal 2012.

Income tax expenses. We recorded income tax expenses of HK$2.3 million, which included non-cash deferred tax expenses of HK$1.3 million, in fiscal 2012, compared to income tax expenses of HK$4.8 million in fiscal 2011, which represented non-cash deferred tax expenses.

Net loss. Net loss increased to HK$73.8 million in fiscal 2012 from HK$32.1 million in fiscal 2011, primarily because we incurred start-up costs while no material revenue was generated by the Multimedia Production Business and other operating expenses had increased as mentioned above.

Discontinued operations. The disposal of Telecom Business was completed on May 30, 2012. The operating results of the disposed Telecom Business up to the disposal date have been presented as discontinued operations on this Form 20-F. For a detailed discussion of discontinued operations, see Item 18: Financial Statements—Notes to Consolidated Financial Statements—Note 2.

Fiscal 2011 Compared to Fiscal 2010

Following the disposal of our Telecom Business in May 2012, the Telecom business was retrospectively reclassified as discontinued operations for fiscal 2011 and fiscal 2010. Since all revenue, cost of sales and valuation gains on investment properties for fiscal 2011 and fiscal 2010 were from the Telecom Business, the reclassification had rendered these items nil for our continuing operations in fiscal 2011 and fiscal 2010.

Other operating expenses. Other operating expenses increased by 7.1% to HK$23.5 million in fiscal 2011 from HK$21.9 million in fiscal 2010.

Set forth below is a table summarizing the details of our other operating expenses in fiscal 2010 and 2011:

	For the year ended August 31,
	2010	2011
	HK$	HK$
	(in thousands)
Talent costs	(7,221)	(6,837)
Depreciation	(1,650)	(1,585)
Others	(13,061)	(15,059)

Other operating expenses	(21,932)	(23,481)

•	Talent costs. Talent costs decreased by 5.3% to HK$6.8 million in fiscal 2011 from HK$7.2 million in fiscal 2010.

•	Depreciation. Depreciation decreased by 3.9% to HK$1.6 million in fiscal 2011 from HK$1.7 million in fiscal 2010 because some of our fixed assets were fully depreciated prior to fiscal 2011.

•

Others. Others increased 15.3% to HK$15.1 million in fiscal 2011 from HK$13.1 million in fiscal 2010. The increase in other expenses mainly included donation, legal and professional fee, overseas trip expenses and recruitment expenses.

Other income/loss, net. We recorded other net income of HK$3.5 million in fiscal 2011, compared to other net loss of HK$7.7 million in fiscal 2010. The other net loss was mainly due to the loss on extinguishment of our 10-year senior notes of HK$9.7 million in fiscal 2010.

Finance costs. Finance costs decreased by 65.7% to HK$7.3 million in fiscal 2011 from HK$21.3 million in fiscal 2010. The decrease was mainly due to full year impact of the finance cost savings through repurchase and redemption of our 10-year senior notes in fiscal 2010.

Income tax expense. We recorded an income tax expense of HK$4.8 million in fiscal 2011, compared to HK$5.6 million in fiscal 2010. Our income tax expense represented non-cash deferred tax expenses in both fiscal 2011 and 2010.

Net loss. For the foregoing reasons, net loss decreased to HK$32.1 million in fiscal 2011 from HK$56.5 million in fiscal 2010.

Recent accounting pronouncements

Recently issued but not yet effective accounting pronouncements under IFRSs have been included in note 31 to our consolidated financial statements.

B.	Liquidity and capital resources

We continued to be in a strong financial position for the year under review, in particular after receiving the final consideration of HK$4,873.6 million from the sale of Telecom Business during the year, which provided us with a net cash inflow of HK$4,655.4 million after netting transaction costs of HK$183.4 million and disposal of cash and cash equivalents of HK$34.8 million. A special dividend of HK$2,022.5 million (i.e. at HK$2.5 per ordinary share) was distributed on June 29, 2012. The remaining cash will be used to fund the continuing development and expansion of our Multimedia Production Business. Pending such use of the funds, consistent with the overall treasury objectives and policy, the Group will undertake treasury management activities with respect to its surplus cash assets. As and when cash is expected to be required to fund the continuing development and expansion of the Multimedia Production Business, the investments will be realized as appropriate.

As of August 31, 2012, we had total cash at bank and in hand and term deposits amounting to HK$2,627.1 million, compared to HK$409.0 million as of August 31, 2011, and outstanding borrowings of HK$3.3 million, compared to HK$1.2 million as of August 31, 2011. This led to an increase of our net cash position to HK$2,623.8 million as of August 31, 2012 from HK$407.8 million as of August 31, 2011. As of August 31, 2012, we had utilized HK$2.0 million banking facilities mainly to provide bank guarantees to utility vendors in lieu of utility deposits, compared to HK$6.9 million as of August 31, 2011, leaving HK$21.3 million available for future utilization.

We believe that our current cash and cash equivalents and term deposits on hand will be sufficient to meet our anticipated cash needs, including working capital requirements, capital expenditures, repayment of our indebtedness when fall due and various contractual obligations, for at least the next 12 months.

Cash flow

The following table summarizes our cash flows for each of fiscal 2010, 2011 and 2012:

	For the year ended August 31,
	2010	2011	2012	2012
	HK$	HK$	HK$	US$
	(in thousands)
Net cash inflow from operating activities	485,340	585,899	181,924	23,456
Net cash inflow/(outflow) from investing activities	(306,254)	(414,189)	3,681,791	474,703
Net cash inflow/(outflow) from financing activities	178,307	(343,112)	(2,191,749)	(282,588)
Increase/(decrease) in cash and cash equivalents	357,393	(171,402)	1,671,966	215,571
Cash and cash equivalents, at the beginning of year	221,052	578,175	408,131	52,621
Effect of foreign exchange rate changes on cash	(270)	1,358	(44)	(6)
Cash and cash equivalents, at the end of the year	578,175	408,131	2,080,053	268,186
Analysis of the balances of cash and cash equivalents
Cash at bank and in hand	588,665	408,976	2,083,079	268,576
Bank overdrafts – unsecured	(10,490)	(845)	(3,026)	(390)

	578,175	408,131	2,080,053	268,186

Operating activities

Prior to the disposal of the Telecom Business, our principal source of cash was cash generated from our FTNS and IDD business. Net cash inflow from operating activities increased 20.7% from HK$485.3 million in fiscal 2010 to HK$585.9 million in fiscal 2011, primarily reflecting the increase in our profit before taxation resulting from the expansion of our subscription base. Net cash inflow from operating activities decreased by 69.0% from HK$585.9 million in fiscal 2011 to HK$181.9 million in fiscal 2012, primarily reflecting the decrease in our profit before taxation as we only recorded nine months of operating results from the discontinued operations resulting from the disposal of Telecom Business and the start up costs for Multimedia Production Business.

Investing activities

Net cash inflow from investing activities in fiscal 2012 was HK$3,681.8 million, mainly representing the proceeds from the disposal of the Telecom Business (net of cash disposed of), net of increase in term deposits of HK$554.0 million and purchase of fixed assets of HK$467.8 million.

Net cash outflow from investing activities in fiscal 2011 was HK$414.2 million. The net cash outflow was mainly due to the purchase of fixed assets of HK$397.9 million for the development of our Next Generation Network and the purchase of land premium of HK$48.0 million for constructing a Television and Multimedia Production Centre.

Net cash outflow from investing activities in fiscal 2010 was HK$306.3 million. The net cash outflow was mainly due to our purchase of fixed assets in the amount of HK$349.1 million.

Financing activities

Net cash outflow from financing activities in fiscal 2012 was HK$2,191.7 million. The net cash outflow was mainly attributable to the payment of cash dividends of HK$2,257.8 million.

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

Indebtedness

As of August 31, 2012, we had outstanding debt of HK$3.3 million.

Banking facilities

As of August 31, 2012, we had available banking facilities and revolving loan facility of HK$23.3 million, of which HK$2.0 million was utilized.

Capital expenditures

In fiscal 2012, we spent HK$462.4 million on capital expenditure versus HK$449.2 million in fiscal 2011. Within the amount incurred in fiscal 2012, HK$178.8 million was incurred for the Multimedia Production Business mainly for the construction of the Television and Multimedia Production Centre and for the set-up of production facilities for television drama series and infotainment and variety programmes. The remaining HK$283.6 million was for the disposed Telecom Business.

For the construction of the Centre and the expansion into the Multimedia Production Business pending the grant of licence, our capital expenditure outlook for fiscal 2013 is expected to be about HK$700.0 million, which is expected to be funded by internal resources retained from the consideration received from the disposal of the Telecom Business and banking facilities within the Group. Overall, the Group’s financial position remains sound for continuous business expansion.

C.	Research and development, patents and licences

We commit considerable resources to our research and development team in order to improve our services and to better position ourselves in the multimedia market. As of August 31, 2012, after the disposal of the Telecom Business, our research and development department in Hong Kong consisted of approximately 17 Talents experienced in systems design, engineering, mobile technology, and computer programming. Our research and development team is primarily responsible for assessing and adapting the technology that we expect to deploy in our domestic free television programme services and content distribution, such as through Internet. To identify and develop new market opportunities and product advancement, our research and development team evaluates new technology under development in the United States and elsewhere and works closely with our production department and marketing department for product development.

D.	Trend information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from September 1, 2011 to August 31, 2012 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-balance sheet arrangements

We did not enter into any off-balance-sheet arrangements with any entities or individuals during fiscal 2012.

F.	Tabular disclosure of contractual obligations

The following table sets forth information regarding our aggregate payment obligations in future years of the contractual obligations and commercial commitments that we had as of August 31, 2012.

Contractual obligations	Total HK$	Within 1 year HK$	More than 1 year but within 3 years HK$	More than 3 years but within 5 years HK$
	(in thousands)
Capital expenditure items	46,617	46,617	—	—
Operating leases	7,667	5,373	2,294	—
Obligation under finance leases	261	95	166	—
Other current liabilities(1)	42,709	42,709	—	—
Programme fee	203,282	96,613	103,229	3,440
Total	300,536	191,407	105,689	3,440

Note:

(1)	The other current liabilities of HK$42.7 million was comprised of bank overdrafts—unsecured liabilities of HK$3.0 million, accounts payable of HK$5.4 million, other payables and accrued charges of HK$31.1 million, deposits received of HK$2.3 million and tax payable of HK$0.9 million. A detailed explanation of the nature of accounts payable and other payables and accrued charges is contained in Note 19 to the Company’s audited consolidated financial statements included in this Form 20-F.

G.	Safe Harbor

See “Note regarding forward-looking statements.”

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

Our board of directors consists of eight directors, three of whom, Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu, are independent non-executive directors and one of whom, Dr. Cheng Mo Chi, Moses, is a non-executive director. The remaining four, Mr. Wong Wai Kay, Ricky, Mr. Cheung Chi Kin, Paul, Ms. To Wai Bing and Ms. Wong Nga Lai, Alice, are executive directors.

The following table sets forth certain information concerning our directors and senior management as of December 18, 2012.

Name	Age	Position	Date joined City Telecom
Board of directors:
WONG Wai Kay, Ricky	51	Executive Director and Chairman	1992
CHEUNG Chi Kin, Paul	55	Executive Director and Vice Chairman	1992
TO Wai Bing	50	Executive Director and Chief Executive Officer	2007
WONG Nga Lai, Alice	38	Executive Director, Chief Financial Officer, Company Secretary	2003
CHENG Mo Chi, Moses	62	Non-Executive Director	1997
LEE Hon Ying, John	66	Independent Non-Executive Director	1997
CHAN Kin Man	53	Independent Non-Executive Director	1997
PEH Jefferson Tun Lu	53	Independent Non-Executive Director	2004

Executive directors

Mr. WONG Wai Kay, Ricky, aged 51, is the co-founder and Chairman of the Group and is also a director of various subsidiaries of the Group. Mr. Wong is responsible for our overall strategic planning and management. Mr. Wong has over 27 years’ experience in the telecommunications and computer industries and has substantial experience in corporate management. He had worked at a major US-listed computer company as a marketing representative and was responsible for marketing and distribution of computer products in Hong Kong from 1985 to 1989. He was also a co-founder and director of a company principally engaged in import and distribution of computer systems in Canada prior to co-founding of the Group. Mr. Wong holds a Bachelor’s Degree in Science and a Master of Business Administration Degree (Executive MBA Program) from The Chinese University of Hong Kong. He is a first cousin of Mr. Cheung Chi Kin, Paul, the Vice Chairman of the Group. Currently, Mr. Wong is a member of Zhejiang Committee, Chinese People’s Political Consultative Conference and a member of the Board of Trustees, United College, The Chinese University of Hong Kong.

Mr. CHEUNG Chi Kin, Paul, aged 55, is the co-founder and Vice Chairman of the Group and is also a director of various subsidiaries of the Group. Mr. Cheung is responsible for overall strategic planning and management of the Group. Prior to that, Mr. Cheung was appointed as the Chief Executive Officer and was responsible for our day-to-day operations and technological research, development and support activities. Mr. Cheung has more than 31 years’ experience in the telecommunications and computer industries and has substantial experience in corporate management. He had worked in several companies engaged in application software development and computer consultancy prior to co-founding of the Group. Mr. Cheung graduated with a Diploma of Advanced Programming and System Concepts Design from Herzing Institute, Canada. Mr. Cheung is a first cousin of Mr. Wong Wai Kay, Ricky, the Chairman of the Group.

Ms. TO Wai Bing, aged 50, was appointed as the Executive Director and Chief Executive Officer of the Group on May 30, 2012. Ms. To is also the Chief Operating Officer of Hong Kong Media Production Company Limited, the Chief Executive Officer of Leader Artiste Management Company Limited, as well as a director of abovementioned subsidiaries. Ms. To is responsible for overseeing the Multimedia Production Business of the Group. Prior to that, Ms. To was the Managing Director of Business Development of the Group. Ms. To has a Diploma in Electronic Engineering and a Higher Certificate in Electronic Engineering from The Hong Kong Polytechnic University. Ms. To re-joined the Group in May 2007 after her previous service with the Group from September 1998 to July 2006. Before joining the Group, Ms. To had worked at Hong Kong Telecom International Limited for 16 years.

Ms. WONG Nga Lai, Alice, aged 38, was appointed as the Executive Director, Chief Financial Officer and Company Secretary of the Group on May 30, 2012 and is also a director of various subsidiaries of the Group. Ms. Wong has over 15 years of experience in financial management and accounting. She is mainly responsible for the Group’s overall finance functions, procurement function as well as investor engagement. Prior to that, Ms. Wong was the Financial Controller of the Group. Ms. Wong holds a Bachelor of Commerce degree from the University of Queensland, a Master of Business Administration degree from the Hong Kong University of Science and Technology and a Postgraduate Diploma in Corporate Governance. She is a qualified member of the Hong Kong Institute of Certified Public Accountants (HKICPA) and Association of Chartered Certified Accountants (ACCA). She has been a member of the Student Affairs Sub-committee of ACCA Hong Kong since 2010. Before joining the Group, Ms. Wong had worked for PricewaterhouseCoopers in Hong Kong primarily focusing on the technology, info-communications and entertainment sectors.

Non-executive director

Dr. CHENG Mo Chi, Moses, aged 62, was appointed as an Independent Non-executive Director of the Group since June 17, 1997 and has been re- designated as a Non-executive Director of the Group with effect from September 30, 2004. Dr. Cheng is also a member of the Remuneration Committee of the Company and was appointed as a member of the Nomination Committee of the Company on February 27, 2012. Dr. Cheng is a practising solicitor and the senior partner of Messrs. P.C. Woo & Co. Dr. Cheng was a member of the Legislative Council of Hong Kong. He is the Founder Chairman of the Hong Kong Institute of Directors of which he is now the Honorary President and Chairman Emeritus. Dr. Cheng currently holds directorships in K. Wah International Holdings Limited, China Mobile Limited, China Resources Enterprise, Limited, Towngas China Company Limited, Kader Holdings Company Limited, Liu Chong Hing Investment Limited, Guangdong Investment Limited and Tian An China Investments Company Limited, all being public listed companies in Hong Kong. Dr. Cheng is also an independent non-executive director of ARA Asset Management Limited, a company whose shares are listed on the Singapore Stock Exchange. His other directorships in public listed companies in the last 3 years include Hong Kong Exchanges and Clearing Limited and China COSCO Holdings Company Limited, both being public listed companies in Hong Kong, and ARA Asset Management (Fortune) Limited (formerly known as ARA Asset Management (Singapore) Limited), which manages Fortune Real Estate Investment Trust, a real estate investment trust listed on both the Singapore Stock Exchange and the HKSE.

Independent non-executive directors

Mr. LEE Hon Ying, John, aged 66, is the managing director of Cyber Networks Consultants Company in Hong Kong. He was the Regional Director, Asia Pacific of Northrop Grumman-Canada, Ltd. He was previously the director of network services of Digital Equipment (HK) Limited and prior to that, worked for Cable and Wireless (HK) Limited and Hong Kong Telecom. He is a chartered engineer and a member of Institution of Engineering and Technology, the United Kingdom, the Hong Kong Institution of Engineers and the Hong Kong Computer Society. He received a Master’s Degree in Information System from The Hong Kong Polytechnic University in 1992. In addition, he is the Vice President and Board Member of the Society of St. Vincent de Paul, Council General, which is an international charity body with its head office in Paris, France. He is the Commission member of Catholic Diocese of Hong Kong Diocesan for Hospital Pastoral Care. Mr. Lee has been a Director of the Group since June 1997. Mr. Lee has also been appointed as the chairman of the Audit Committee and Remuneration Committee of the Company. Mr. Lee has been appointed as a member of the Nomination Committee of the Company on February 27, 2012.

Dr. CHAN Kin Man, aged 53, is Director of the Centre for Civil Society Studies, Associate Director of Center for Entrepreneurship and Associate Professor of the Department of Sociology of The Chinese University of Hong Kong. He received a Bachelor of Social Science Degree from The Chinese University of Hong Kong in 1983 and a Doctor of Philosophy Degree from Yale University in the U.S. in 1995. Dr. Chan has been a Director of the Group since June 1997. Dr. Chan has also been appointed as a member of the Audit Committee and Remuneration Committee of the Company. Dr. Chan has been appointed as the member of the Nomination Committee of the Company on February 27, 2012.

Mr. PEH Jefferson Tun Lu, aged 53, is a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants and a Certified Practicing Accountant of CPA Australia. Mr. Peh holds a Master Degree in Business from the University of Technology, Sydney. He has over 30 years of experience in finance, accounting and management from listed and private companies in Hong Kong and Australia. Mr. Peh has been a Director of the Group since September 2004. Mr. Peh has also been appointed as a member of the Audit Committee and Remuneration Committee of the Company. Mr. Peh has been appointed as the Chairman of the Nomination Committee of the Company on February 27, 2012.

Senior management

The Executive Directors of the Company are also members of senior management of the Group.

B.	Compensation

Directors’ and senior management’s compensation

Our directors and senior management receive compensation in the form of salaries, housing allowances, discretionary bonuses, other allowances and benefits in kind, including our contribution to the pension schemes for such individuals. We also granted share options to various directors and members of our senior management. For more information regarding share options granted to directors and members of our senior management, see Item 6 “Directors, senior management and employees—Share ownership” below in this annual report.

Our senior management and Talents are entitled to receive an annual discretionary bonus based on their individual performance and our financial performance during the year under review.

The aggregate amount of salaries or other compensation, housing allowances, other allowances and benefits in kind paid by us to our directors and senior management was approximately HK$186.4 million for fiscal 2012, compared with HK$40.6 million for fiscal 2011. The aggregate amount of contribution that we made to the retirement or similar benefits for our directors and members of our senior management was HK$2.5 million for fiscal 2012, compared with HK$2.6 million for fiscal 2011.

Except as discussed herein, no other payments have been paid or are payable, in respect of fiscal 2012, by us or any of our subsidiaries to our directors and senior management.

C.	Board practices

Service contracts

We entered into service agreements with our four executive directors, Mr. Wong Wai Kay, Ricky, Mr. Cheung Chi Kin, Paul, Ms. To Wai Bing and Ms. Wong Nga Lai, Alice, respectively. These service agreements include non-competition clauses under which our executive directors agree not to compete with us in accordance with the terms and conditions therein and shall continue to be effective unless and until terminated by either party of the respective service agreements. None of the agreements provide for any benefits or compensation upon termination of employment.

“Controlled company” exemption

We are a “controlled company” within the meaning of Nasdaq Listing Rule 5615(c) and IM-5615-5. More than 50.0% of the voting power for the election of our directors is held by a group consisting of Top Group International Limited, Mr. Wong Wai Kay, Ricky and Mr. Cheung Chi Kin, Paul. Mr. Wong and Mr. Cheung are the controlling shareholders of Top Group International Limited and have entered into a voting agreement pursuant to which they agreed to vote all of the shares held by Top Group International Limited, representing 43.98% of the voting power, all of the shares held by Mr. Wong individually, representing 1.88% of the voting power, and all of the shares held by Mr. Cheung individually, representing 6.23% of the voting power, collectively as a group.

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

The audit committee is governed by an audit committee charter, which was adopted by our board of directors in August 2004 and updated in February 2012. It is responsible for the following:

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

The audit committee met four times in fiscal 2012. The major works performed by the committee from September 1, 2011 to August 31, 2012 included the following:

•	Reviewed our consolidated financial statements for the year ended August 31, 2011 and for the six months ended February 29, 2012;

•	Reviewed the internal audit progress, including procedures required for compliance with the Sarbanes-Oxley Act;

•

Reviewed the external auditor’s report on the review of our interim financial report for the six months ended February 29, 2012 and our audited consolidated financial statements for the year ended August 31, 2011; and

•	Pre-approved the audit and non-audit services provided by KPMG, our external auditor.

Remuneration committee

Our board of directors established a remuneration committee in August 2001 to oversee the Company’s remuneration packages for executive directors. Among others, each of our executive directors is entitled to receive an annual discretionary bonus of such amount as determined by the board of directors upon recommendation and approval by the remuneration committee. Mr. Lai Ni Quiaque resigned as the member of the remuneration committee with effect from May 30, 2012. The remuneration committee is comprised of five members with three independent non-executive directors, Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu; the non-executive director, Dr. Cheng Mo Chi, Moses and Ms. Choy Mei Yuk, Mimi, Director of Talent Management. Mr. Lee Hon Ying, John is the chairman of the remuneration committee. The remuneration committee’s objectives are set out as follows:

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

The remuneration committee held two meetings during fiscal 2012. The major works performed by the committee from September 1, 2011 to August 31, 2012 included the following:

•	Reviewed and approved the discretionary performance bonus for the senior management; and

•	Reviewed and approved the remuneration packages for the directors and senior management.

Nomination committee

Our board of directors established a nomination committee in February 2012. The nomination committee comprises four members, namely, Mr. Lee Hon Ying, John, Dr. Chan Kin Man, Mr. Peh Jefferson Tun Lu and Dr. Cheng Mo Chi, Moses. Mr. Peh Jefferson Tun Lu is the chairman of the nomination committee. The nomination committee’s objectives are as follows:

•	Review the structure, size and composition of the Board and make recommendations on any proposed changes to the Board to implement our corporate strategy;

•	Identify qualified individuals to become members of the Board and select or make recommendations to the Board on the selection of individuals nominated for directorship;

•	Assess the independence of independent non-executive Directors; and

•	Make recommendations to the Board on the appointment or re-appointment of Directors and succession planning for Directors, in particular the Chairman and chief executive.

During the year ended August 31 2012, decisions to consider the appointment of two executive Directors were taken by way of circulated resolutions. In November 2012, the nomination committee held a meeting to discuss and review the re-election of all the retiring Directors at the coming 2012 annual general meeting.

D.	Employees

The following table sets forth the number of our Talents by functional area as of August 31, 2011 and 2012.

	As of August 31,
	2011	2012
Talents
Information technology and engineering	357	43
Sales and marketing, customer service and special duty unit (SDU)	2,365	4
General administration and others	358	99
Creative and production	—	391

Total	3,080	537

The following table sets forth the number of our Talents by geographical region as of August 31, 2011 and 2012.

	As of August 31,
	2011	2012
Talents
Hong Kong	1,529	537
Guangzhou	1,532	—
Canada	19	—

Total	3,080	537

As of August 31, 2011 and 2012, we had 3,080 and 537 Talents, respectively.

E.	Share ownership

Share ownership

The following table sets forth the share ownership of our directors and senior management as of December 18, 2012.

Title of class	Identity of person or Group	Number of shares beneficially owned(3)		Percentage of shares beneficially owned(2)	Outstanding share options
Ordinary shares	Wong Wai Kay, Ricky	405,428,940	(1)	50.11%	0
Ordinary shares	Cheung Chi Kin, Paul	405,428,940	(1)	50.11%	0
Ordinary shares	To Wai Bing	95,239		Less than 1.0%	0
Ordinary shares	Wong Nga Lai, Alice	50,000		Less than 1.0%	0

Notes:

(1)	The 405,428,940 shares are held by a group consisting of Top Group International Limited, Mr. Wong Wai Kay, Ricky, our chairman, and Mr. Cheung Chi Kin, Paul, our vice chairman. Top Group International Limited is a special purpose vehicle incorporated in the British Virgin Islands. Its board of directors consists of Mr. Wong and Mr. Cheung. Mr. Wong and Mr. Cheung have entered into a voting agreement pursuant to which they agreed to vote the 339,814,284 shares held by Top Group International Limited, the 15,236,893 shares held by Mr. Wong individually, and the 50,377,763 shares held by Mr. Cheung individually, collectively as a group. The registered address of Top Group International Limited is Akara Bldg, 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands. Top Group International Limited has four shareholders: Mr. Wong, Mr. Cheung, Mr. Leung Ka Pak, and Mr. Yau Ming Yan, Andrew, and their equity interests are 42.12%, 27.06%, 21.00% and 9.82%, respectively.
(2)	Percentage ownership is based on 809,016,643 shares issued as of December 18, 2012.
(3)	Beneficial ownership is determined in accordance with the rules of the SEC.

The following table sets forth the share options for the details of the share options held by the directors and senior management of the Company as of December 18, 2012:

Directors	Date of grant	Exercise price HK$	Balance as of December 13, 2011	Options granted during the period	Exercise period	Options exercised during the period	Options cancelled/ lapsed during the period	Balance as of December 18, 2012
Mr. Wong Wai Kay, Ricky	January 5, 2005	1.5224	8,091,604	—	January 5, 2005 to October 20, 2014	(8,091,604)	—	—
Mr. Cheung Chi Kin, Paul	January 5, 2005	1.5224	6,091,604	—	January 5, 2005 to October 20, 2014	(6,091,604)	—	—
Ms. To Wai Bing	February 15, 2008	1.7568	302,239		Note (1)	(302,239)	—	—
Ms. Wong Nga Lai, Alice	October 21, 2004	1.5224	202,289	—	January 1, 2005 to October 20, 2014	(202,289)	—	—
	May 22, 2006	0.6523	102,291	—	May 22, 2007 to May 21, 2016	(102,291)	—	—

Note:

(1)	The exercise of the options is subject to certain conditions that must be advanced by the grantees, including such options must be exercised not later than December 23, 2012.

All shareholders own ordinary shares and enjoy the same voting rights with respect to each share.

The 2002 Share Option Schemes

We adopted a second share option scheme, which we refer to as the 2002 Share Option Scheme, on December 23, 2002 and terminated the share option scheme adopted on July 12, 1997, which we refer to as the 1997 Share Option Scheme. Upon termination of the 1997 Share Option Scheme, no further options can be granted under the 1997 Share Option Scheme. Options granted under the 1997 Share Option Scheme that are not exercised lapsed automatically on July 12, 2007. Under the terms of the 2002 Share Option Scheme, our board of directors may, in its discretion from time to time, and subject to such conditions as the board may determine, within 10 years beginning on December 23, 2002, grant any Talent or executive or officer of the Company or any of its subsidiaries (including executive, non-executive and independent non-executive directors of each of the abovementioned companies) and any suppliers or professional advisers who will or have provided services to the Company and/or its subsidiaries to subscribe for our ordinary shares.

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

The subscription price for an ordinary share payable by a participant upon the exercise of any option granted under the 2002 Share Option Scheme will be determined by our board of directors in its absolute discretion, except that such price will not be less than the highest of (a) the closing price of the ordinary shares as stated in the HKSE’s daily quotations sheet on the date of grant, which must be a business day; (b) the average of the closing prices of the ordinary shares as stated in the HKSE’s daily quotations sheets for the five business days immediately preceding the date of grant; and (c) the nominal value of an ordinary share.

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

The period during which an option may be exercised will be determined by our board of directors in its absolute discretion, except that no option may be exercised later than 10 years from the date of grant. No option may be granted more than 10 years after December 23, 2002. Subject to our earlier termination, the 2002 Share Option Scheme shall be valid and effective for a period of 10 years after the date of adoption, that is, until December 23, 2012. In addition and to the extent not already exercised, an option will automatically lapse and not be exercisable upon the occurrence of any of the following events:

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

As of December 18, 2012, no options were granted, 37,104,790 options were exercised, 893 options were lapsed and no options remain outstanding and unexercised.

The 2012 Share Option Scheme

On December 5, 2012, we circulated a notice to our shareholders that the extraordinary general meeting of the Company to be held on December 31, 2012 will consider the adoption of the 2012 Share Option Scheme, the proposed terms of which are set out below.

Under the rules of the 2012 Share Option Scheme, there is no general requirement of any minimum period for which an option must be held before it can be exercised although the Board will be empowered under the 2012 Share Option Scheme to impose at its discretion any such minimum period at the time of grant of any particular option. In addition, the Board will be empowered to determine the exercise price of a Share in respect of any particular option granted under the 2012 Share Option Scheme so that the selected participants are attracted to subscribe the Shares pursuant to the options granted by the Company as incentives and rewards for their contribution or potential contribution to the Group and will further contribute towards the profitability and success of the Group. There is also no general requirement under the 2012 Share Option Scheme for any performance target which a grantee has to achieve before any option can be exercised under the 2012 Share Option Scheme although the Board has the discretion, in order to encourage any grantee to further the interests and objectives of the Company, to require a grantee to achieve certain performance targets specified at the time of grant before any option granted under the 2012 Share Option Scheme can be exercised.

The Company is not required to appoint any trustee for the purpose of administering the 2012 Share Option Scheme. The 2012 Share Option Scheme will be subject to administration of the Board. None of the Directors is or will be a trustee of the 2012 Share Option Scheme or have a direct or indirect interest in any such trustee.

To the best knowledge of the Directors, as at November 30, 2012, the latest practicable date prior to the printing of the notice dated December 5, 2012 (the “Latest Practicable Date”), no Shareholders have a material interest in the 2012 Share Option Scheme different to that of any other Shareholders and accordingly, no Shareholders will have to abstain from voting at the extraordinary general meeting on the resolution approving the adoption of the 2012 Share Option Scheme.

Adoption of the 2012 Share Option Scheme is conditional upon (i) the passing of an ordinary resolution by the Shareholders at the extraordinary general meeting approving the adoption of the 2012 Share Option Scheme; and (ii) the Listing Committee of the HKSE granting the approval for the listing of, and permission to deal in, the Shares or any part thereof falling to be issued and allotted upon exercise of the Options granted under the 2012 Share Option Scheme.

Application will be made to the Listing Committee of the HKSE for the approval of the listing of, and permission to deal in, the Shares representing ten (10) per cent. of the issued share capital of the Company as at the date of the extraordinary general meeting which may fall to be allotted and issued upon the exercise of options to be granted under the 2012 Share Option Scheme.

The Directors consider that it is not appropriate to state the value of all options that can be granted pursuant to the 2012 Share Option Scheme as if they had been granted at the Latest Practicable Date prior to the approval of the 2012 Share Option Scheme given that the variables such as the exercise price, exercise period, interest rate, expected volatility and other relevant variables cannot be available for calculating the value of the options. The Directors believe that any calculation of the value of the options as at the Latest Practicable Date based on a great number of speculative assumptions would not be meaningful and the results thereof may be misleading to the Shareholders in the circumstances.

Subject to the obtaining of the Shareholders’ approval with respect to the adoption of the 2012 Share Option Scheme, pursuant to the HKSE Listing Rules, the total number of Shares which may be issued upon the exercise of all Options to be granted under the 2012 Share Option Scheme and any other share option schemes of the Company must not, in aggregate, exceed ten (10) per cent. of the issued share capital of the Company as at the date of approval of the 2012 Share Option Scheme. The Board shall not grant any Options which would result in the maximum aggregate number of Shares which may be issued upon exercise of all outstanding options granted but yet to be exercised under the 2012 Share Option Scheme and any other share option schemes adopted by the Company which provide for the grant of options to acquire or subscribe for Shares exceeding, in aggregate, thirty (30) per cent. of the issued share capital of the Company from time to time.

Based on 809,016,643 Shares in issue as at Latest Practicable Date and assuming that there is no change in the issued share capital of the Company between the Latest Practicable Date to the extraordinary general meeting (i.e. the Adoption Date), the maximum number of Shares that may be issued upon the exercise of Options that may be granted pursuant to the 2012 Share Option Scheme and any other share option schemes (i.e. the 2002 Share Option Scheme) will be 80,901,664 Shares, representing ten (10) per cent. of the issued share capital of the Company in issue as at Latest Practicable Date.

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTION

A.	Major shareholders

The following table sets forth certain information regarding ownership of our ordinary shares as of December 18, 2012 by all persons who are known to us to own beneficially 5% or more of our ordinary shares.

Title of class	Identity of person or Group	beneficially owned(3)		Percentages of shares Beneficially owned(1)
Ordinary shares	Wong Wai Kay, Ricky	405,428,940	(2)	50.11%
Ordinary shares	Cheung Chi Kin, Paul	405,428,940	(2)	50.11%
Ordinary shares	Top Group International Limited	405,428,940	(2)	50.11%
Ordinary shares	Leung Ka Pak	339,814,284	(3)	42.00%
Ordinary shares	Yau Ming Yan, Andrew	339,814,284	(3)	42.00%

Notes:

(1)	Percentage ownership is based on 809,016,643 shares issued as of December 18, 2012.
(2)	The 405,428,940 shares are held by a group consisting of Top Group International Limited, Mr. Wong Wai Kay, Ricky, our chairman, and Mr. Cheung Chi Kin, Paul, our vice chairman, Top Group International Limited is a special purpose vehicle incorporated in the British Virgin Islands, and its board of directors consists of Mr. Wong and Mr. Cheung. Mr. Wong and Mr. Cheung have entered into a voting agreement pursuant to which they agreed to vote the 339,814,284 shares held by Top Group International Limited, the 15,236,893 shares held by Mr. Wong individually, and the 50,377,763 shares held by Mr. Cheung individually, collectively as a group. The registered address of Top Group International Limited is Akara Bldg, 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands. Top Group International Limited has four shareholders: Mr. Wong, Mr. Cheung, Mr. Leung Ka Pak, and Mr. Yau Ming Yan, Andrew(See Note (3) below), and their equity interests are 42.12%, 27.06%, 21.00% and 9.82%, respectively.

(3)	Mr. Leung Ka Pak and Mr. Yau Ming Yan, Andrew may be deemed to have beneficial ownership in the 339,814,284 shares held by Top Group International Limited. Each of them expressly disclaims any beneficial ownership in such shares except to the extent of their respective pecuniary interest therein. Mr. Leung was a director and the president of all of our subsidiaries in Canada (other than City Telecom (Canada) Inc.) and resigned as a director and president in October 2005. After Mr. Leung’s resignation, Mr. Yau became a director and the president of all of our subsidiaries in Canada (other than City Telecom (Canada) Inc.). He resigned as a director and president in July 2006.
(4)	Beneficial ownership calculation is based solely on a review of Form 2 filing made with the HKSE on June 13, 2011.
(5)	Beneficial ownership is determined in accordance with the rules of the SEC.

As of December 18, 2012, there were 22 registered holders of 6,906,271 American Depositary Shares in the United States, consisting of 17.07% of our outstanding shares.

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

ITEM 8 FINANCIAL INFORMATION

A.	Consolidated statements and other financial information

Financial statements

See pages F-1 to F-51 following Item 19.

Legal and regulatory proceedings

As of August 31, 2012, there were no legal or arbitration proceedings that have had in the recent past, or to our knowledge, may have, significant effects on our financial position or profitability.

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

For fiscal 2012, an interim dividend was declared at HK$0.15 per ordinary share. The total amount of HK$119,674,000 was paid as cash dividend on May 31, 2012. A special dividend was declared at HK$2.50 per ordinary shares. The total amount of HK$2,022,542,000 was paid as cash dividend on June 29, 2012.

A final dividend of HK$0.15 per ordinary share was proposed on November 21, 2012, which will be voted for approval by shareholders in the annual general meeting to be held on December 31, 2012. The 2012 final dividend will be paid on or about January 24, 2013.

B.	Significant changes

None.

ITEM 9 THE OFFER AND LISTING

A.	Offer and listing details

Our ordinary shares have been listed under the number “1137” on the HKSE since August 4, 1997. Our American depositary shares, each representing 20 ordinary shares, have been listed under the symbol “CTEL” on Nasdaq since November 3, 1999. Our 10-year senior notes were listed under the ISIN codes of US178677AA87 and USY16599AA30 on the Singapore Exchange Securities Trading Limited, or SGX-ST, on January 24, 2005. The 10-year senior notes were subsequently exchanged for registered notes with ISIN code US178677AB60 pursuant to a registration statement under the U.S. Securities Act of 1933 on June 24, 2005.

On December 4, 2009, we repurchased a portion of the 10-year senior notes with a cumulative principal amount of HK$11.6 million (US$1.5 million) from the open market. We paid a total consideration, including accrued interest, of approximately HK$12.1 million (US$1.6 million). On February 1, 2010, we redeemed the then outstanding 10-year senior notes with a cumulative principal amount of HK$153.9 million (US$19.9 million) at the redemption price equal to 104.375% of the principal amount. We paid a total consideration, including accrued interest, of approximately HK$167.6 million (US$21.6 million). As of August 31, 2010, all the 10-year senior notes had been repurchased and redeemed.

In April 2010, we offered an aggregate of 4,025,000 ADSs representing 80,500,000 ordinary shares at the offer price of US$13.00 per ADS. The proceeds we received, after deduction of underwriters’ discount but before deduction of offering expenses, amounted to US$49.8 million.

The price of our ordinary shares on the HKSE as of its close of trading on December 18, 2012 was HK$2.390 per share. The table below shows the high and low closing prices of the shares on the HKSE since listing.

	Price
	High	Low
	(in HK$)
Annual Date
2007	3.670	0.830
2008	2.170	0.750
2009	3.950	0.840
2010	6.770	3.690
2011	6.200	3.520
Quarterly Data
2010
January to March	6.210	3.800
April to June	6.770	4.420
July to September	5.200	3.690
October to December	6.200	4.800
2011
January to March	6.200	5.350
April to June	6.080	4.410
July to September	4.850	3.520
October to December	4.340	3.520
2012
January to March	5.120	3.950
April to June	5.240	1.370
July to September	2.140	1.420
October to December (through December 18, 2012)	2.440	1.600

Monthly Data
2012
June	4.370	1.370
July	1.760	1.420
August	1.840	1.700
September	2.140	1.820
October	1.920	1.600
November	1.970	1.720
December (through December 18, 2012)	2.440	1.900

The price of our American depositary shares on Nasdaq as of its close of trading on December 18, 2012 was US$6.060 per American depositary share. The table below shows the high and low closing prices of the American depositary shares on Nasdaq since listing.

	Price
	High	Low
	(in US$)
Annual Date
2007	10.750	2.010
2008	5.750	1.915
2009	10.300	2.000
2010	17.330	9.670
2011	15.780	9.080
Quarterly Data
2010
January to March	16.180	10.150
April to June	17.330	11.340
July to September	13.500	9.670
October to December	15.980	12.500
2011
January to March	15.780	13.730
April to June	15.300	11.360
July to September	12.040	9.220
October to December	11.170	9.080
2012
January to March	13.480	10.100
April to June	13.340	9.740
July to September	9.960	3.910
October to December (through December 18, 2012)	6.250	3.970
Monthly Data
2012
June	11.190	9.740
July	9.960	3.910
August	5.050	4.430
September	5.540	4.610
October	4.680	3.970
November	4.990	4.220
December (through December 18, 2012)	6.250	4.790

B.	Plan of distribution

Not applicable.

C.	Markets

See Item 9A above.

D.	Selling shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the issue

Not applicable.

ITEM 10 ADDITIONAL INFORMATION

A.	Share capital

Not applicable.

B.	Memorandum and Articles of Association

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

Our board of directors may also decline to register any transfer unless:

(a)	the instrument of transfer, duly stamped, is lodged with us accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the seller to make the transfer;

(b)	such fee, not more than the maximum amount allowed by the HKSE from time to time, as our board of directors may from time to time require is paid to us in respect of it;

(c)	the instrument of transfer is in respect of only one class of share;

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

Shareholders

In accordance with our Articles, only persons who are registered in our register of members are recognized by us as shareholders and absolute owners of the shares. The register of members may be closed by our board of directors at such times and for such periods as it may from time to time decide by giving notice in accordance with the HKSE Listing Rules, but the register shall be closed in any year for not more than 30 days (excluding Sundays and public holidays) unless extended by ordinary resolution.

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

Other than such contracts as are described in our disclosure in Item 4 “Information on the Company”, we have not entered into any material contracts outside the ordinary course of our business within the two years preceding the date of this annual report.

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

Profits from the sales of our shares, which are effected on the HKSE, will be considered to be derived from or arising in Hong Kong. Such profits are taxable if the shares are not held as capital assets and the profits are attributable to a business, trade or profession carried out in Hong Kong.

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

Stamp duty

The sale and purchase of shares is subject to Hong Kong stamp duty which is payable by both the seller and the purchaser. Both seller and purchaser must pay stamp duty at a rate of 0.1% each, totaling 0.2%, of the total value of the greater of (i) the consideration paid or (ii) the market value of the shares on the HKSE, or otherwise, on the date the contract note for the sale or purchase is executed. Where one of the parties to a transfer of the shares is not resident in Hong Kong and the stamp duty on either or both of the contract notes is not paid, the duty not paid will be assessed on the instrument of transfer (if any) and will be payable by the transferee. If the instrument is not stamped before or within the time for stamping such instrument, a penalty of up to 10 times the duty payable may be imposed. In addition, a fixed duty of HK$5.00 is currently payable on any instrument of transfer of shares.

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

United States Federal Income Taxation

The following discussion describes certain U.S. federal income tax consequences to U.S. Holders (as defined below) under present law of an investment in our American depository shares or ordinary shares. This discussion applies only to U.S. Holders that hold the American depository shares or ordinary shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion neither deals with the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations such as:

•	banks;

•	certain financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to mark to market;

•	U.S. expatriates;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an American depository share or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock;

•	persons who acquired American depository shares or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation; or

•	partnerships or pass-through entities, or persons holding American depository shares or ordinary shares through such entities.

INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF AMERICAN DEPOSITORY SHARES OR ORDINARY SHARES.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are the beneficial owner of our American depository shares or ordinary shares and you are, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any State thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If you are a partner in a partnership or other entity taxable as a partnership that holds American depository shares or ordinary shares, your tax treatment will depend on your status and the activities of the partnership. If you are a partner in such a partnership, you should consult your tax advisor.

The discussion below assumes the representations contained in the deposit agreement are true and the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with their terms. If you own American depository shares, you should be treated as the owner of the underlying ordinary shares represented by those American depository shares for U.S. federal income tax purposes.

The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an American depository share and the issuer of the security underlying the American depository share may be taking actions that are inconsistent with the beneficial ownership of the underlying security (for example, pre-releasing American depository shares to persons that do not have the beneficial ownership of the securities underlying the American depository shares). Accordingly, the creditability of any foreign taxes and the availability of the reduced tax rate for any dividends received by certain non-corporate U.S. Holders, including individual U.S. Holders (as discussed below), could be affected by actions taken by intermediaries in the chain of ownership between the holders of American depository shares and our company if as a result of such actions the holders of American depository shares are not properly treated as beneficial owners of underlying ordinary shares.

Dividends and Other Distributions on the American Depository Shares or Ordinary Shares

Subject to the PFIC rules discussed below, the gross amount of any distributions we make to you with respect to our American depository shares or ordinary shares generally will be includible in your gross income as dividend income on the date of receipt by the depositary, in the case of American depository shares, or by you, in the case of ordinary shares, but only to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Any such dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. To the extent the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a tax-free return of your tax basis in your American depository shares or ordinary shares, and then, to the extent such excess amount exceeds your tax basis in your American depository shares or ordinary shares, as capital gain. We currently do not, and we do not intend to, calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2013, any dividends may be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided (1) the American depository shares or ordinary shares are readily tradable on an established securities market in the United States, (2) we are neither a PFIC nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, American depository shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on Nasdaq, as are our American depository shares. However, based on existing guidance, it is not entirely clear whether dividends you receive with respect to the ordinary shares will be taxed as qualified dividend income, because the ordinary shares are not themselves listed on a U.S. exchange. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends paid with respect to the American depository shares or ordinary shares.

Any dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our American depository shares or ordinary shares will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

Disposition of American Depository Shares or Ordinary Shares

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an American depository share or ordinary share equal to the difference between the amount realized for the American depository share or ordinary share and your tax basis in the American depository share or ordinary share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, that has held the American depository share or ordinary share for more than one year, you may be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any gain or loss you recognize on a disposition of American depository shares or ordinary shares will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company

Based on the market price of our American depository shares, the value of our assets, and the composition of our income and assets, though not without doubt, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended August 31, 2012. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the U.S. Internal Revenue Service will not take a contrary position. A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

•	at least 75% of its gross income for such year is passive income, or

•

at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.

For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our American depository shares and ordinary shares, fluctuations in the market price of our American depository shares and ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. Furthermore, unless our share value increases and/or we invest a substantial amount of our cash, we may be a PFIC for our current taxable year ending August 31, 2013. If we are a PFIC for any taxable year during which you hold American depository shares or ordinary shares, we generally will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold American depository shares or ordinary shares, unless we cease to be a PFIC and you make a “deemed sale” election with respect to the American depository shares or ordinary shares. If such election is made, you will be deemed to have sold American depository shares or ordinary shares you hold at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain from such deemed sale would be subject to the consequences described in the following two paragraphs. After the deemed sale election, your American depository shares or ordinary shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

For each taxable year that we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” you receive and any gain you recognize from a sale or other disposition (including a pledge) of the American depository shares or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the American depository shares or ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or recognized gain will be allocated ratably over your holding period for the American depository shares or ordinary shares,

•	the amount allocated to the current taxable year, and any taxable years in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•

the amount allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale or other disposition of our American depository shares or ordinary shares cannot be treated as capital, even if you hold the American depository shares or ordinary shares as capital assets.

If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs or we make direct or indirect equity investments in other entities that are PFICs, you may be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in that proportion which the value of the American depository shares or ordinary shares you own bears to the value of all of our American depository shares and ordinary shares, and you may be subject to the adverse tax consequences described in the preceding two paragraphs with respect to the shares of such lower-tier PFICs that you would be deemed to own. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the PFIC rules described above regarding excess distributions and recognized gains. If you make a mark-to-market election for our American depository shares or ordinary shares, you will include in income for each year we are a PFIC an amount equal to the excess, if any, of the fair market value of the American depository shares or ordinary shares as of the close of your taxable year over your adjusted basis in such American depository shares or ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the American depository shares or ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the American depository shares or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the American depository shares or ordinary shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the American depository shares or ordinary shares, as well as to any loss realized on the actual sale or other disposition of the American depository shares or ordinary shares, to the extent the amount of such loss does not exceed the net mark-to-market gains previously included for such American depository shares or ordinary shares. Your basis in the American depository shares or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, any distributions we make would generally be subject to the rules discussed above under “—Dividends and Other Distributions on the American Depository Shares or Ordinary Shares,” except the lower rate applicable to qualified dividend income would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our American depository shares are listed on the Nasdaq, which is a qualified exchange or other market for these purposes. Consequently, if the American depository shares continue to be listed on the Nasdaq and are regularly traded, and you are a holder of American depository shares, we expect the mark-to-market election would be available to you if we were to become a PFIC. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

Alternatively, if a non-U.S. corporation is a PFIC, a holder of shares in that corporation may avoid taxation under the PFIC rules described above regarding excess distributions and recognized gains by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to your American depository shares or ordinary shares only if we agree to furnish you annually with certain tax information, and we currently do not intend to prepare or provide such information.

Unless otherwise provided by the U.S. Treasury, each U.S. Holder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You are strongly urged to consult your tax advisor regarding the application of the PFIC rules to your investment in American depository shares or ordinary shares.

Information Reporting and Backup Withholding

Any dividend payments with respect to American depository shares or ordinary shares and proceeds from the sale, exchange or redemption of American depository shares or ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification or that is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisor regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information in a timely manner.

Additional Reporting Requirements

Certain U.S. Holders who are individuals are required to report information relating to an interest in our American depository shares or ordinary shares, subject to certain exceptions (including an exception for American depository shares or ordinary shares held in accounts maintained by certain financial institutions). U.S. Holders should consult their tax advisors regarding the effect, if any, of these rules on their ownership and disposition of the American depository shares and ordinary shares.

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

ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and qualitative disclosures about market risk have been included in note 26 to our consolidated financial statements.

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

In fiscal year 2012, the Company did not receive any payment from the depositary.

PART II

ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15 CONTROLS AND PROCEDURES

A.	Disclosure controls and procedures

An evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures. As of the end of the period covered by this annual report, based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information the Company was required to disclose in reports that the Company filed or submitted under the Securities Exchange Act of 1934 was recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that such information was accumulated and communicated to the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs. Subsequent to the date of their evaluation, there have been no significant changes in our internal controls or in other factors that could significantly affect these controls.

B.	Management’s report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company, as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purpose in accordance with generally accepted accounting principles. Under Section 404(a) of the Sarbanes-Oxley Act of 2002, our management is required to include its assessment of the effectiveness of our internal control procedures over financial reporting in our annual report on Form 20-F beginning in the fiscal year ended August 31, 2009. With the assistance of Company’s internal audit department and external consultants, our management organized and conducted a comprehensive assessment of internal control over financial reporting based on the control criteria in COSO framework. Based on this assessment, the Directors believe that, as of August 31, 2012, the internal control over financial reporting was effective.

C.	Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of City Telecom (H.K.) Limited:

We have audited City Telecom (H.K.) Limited’s internal control over financial reporting as of August 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The management of City Telecom (H.K.) Limited is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the City Telecom (H.K.) Limited’s internal control over financial reporting based on our audit.

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

In our opinion, City Telecom (H.K.) Limited maintained, in all material respects, effective internal control over financial reporting as of August 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of City Telecom (H.K.) Limited and its subsidiaries as of August 31, 2012 and 2011, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated cash flow statements for each of the years in the three-year period ended August 31, 2012, and our report dated December 31, 2012 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Hong Kong, China

December 31, 2012

D.	Changes in internal control over financial reporting

Upon the completion of the disposal of the Telecom Business, we are principally engaged in the Multimedia Production Business. Except for the changes to our internal controls over financial reporting as a result of the change in our business operations, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

ITEM 16C Principal accountant fees and services

The following table sets forth the remuneration that we paid to KPMG, our independent auditor in each of our previous two fiscal years.

	2011	2012
	(in millions)
Nature of the service	HK$	HK$
Audit fees	2.3	1.4
Audit-related fees	0.2	1.1

Total	2.5	2.5

Audit fees

Audit fees are the aggregate fees billed by our independent auditors for the annual financial statement audit, subsidiary audits and other procedures required to be performed for the auditors to form an opinion on our consolidated financial statements.

Audit-related fees

Audit-related fees in fiscal 2012 are the aggregate fees billed by our independent auditors for the review of our interim financial statements and the services provided in connection with the disposal of the Telecom Business in May 2012.

Audit-related fees in fiscal 2011 are the aggregate fees billed by our independent auditors for the review of our interim financial statements and review of reports for compliance with telecommunications regulations and debt obligations.

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

ITEM 16E Purchase of equity securities by the issuer and affiliated purchasers

By way of a general mandate granted to our directors, the maximum aggregate nominal amount of shares that may be purchased pursuant to a mandate corresponds to 10% of the aggregate nominal amount of our issued share capital at the date the mandate was granted. During the year ended August 31, 2012, we had not repurchased any of the ordinary shares on the HKSE.

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

ITEM 18 FINANCIAL STATEMENTS

See pages F-1 to F-51 following Item 19.

ITEM 19 EXHIBITS

(a)	Exhibit 12.1—Section 302 Certifications of the Chief Executive Officer.

(b)	Exhibit 12.2—Section 302 Certifications of the Chief Financial Officer.

(c)	Exhibit 13—Section 906 Certification of Chief Executive Officer and Chief Financial Officer.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

City Telecom (H.K.) Limited

We have audited the accompanying consolidated balance sheets of City Telecom (H.K.) Limited and its subsidiaries as of August 31, 2012 and 2011, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and the consolidated cash flow statements for the each of years in the three-year period ended August 31, 2012. These consolidated financial statements are the responsibility of City Telecom (H.K.) Limited’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of City Telecom (H.K.) Limited and its subsidiaries as of August 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended August 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), City Telecom (H.K.) Limited’s internal control over financial reporting as of August 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated December 31, 2012 expressed an unqualified opinion on the effectiveness of the internal control over financial reporting of City Telecom (H.K.) Limited and its subsidiaries.

KPMG
Hong Kong, China
December 31, 2012

City Telecom (H.K.) Limited and its subsidiaries

Consolidated income statements

(Expressed in Hong Kong dollars)

		For the year ended August 31,
		2012	2011	2010
	Note	HK$’000	HK$’000 (restated)	HK$’000 (restated)
Continuing operations
Turnover	3	3,762	—	—
Cost of sales	4	(6,006)	—	—
Valuation gains on investment properties		18,200	—	—
Other operating expenses	5(a)	(104,960)	(23,481)	(21,932)
Other income/(loss), net	5(b)	19,920	3,456	(7,696)
Finance costs, net	5(c)	(2,455)	(7,303)	(21,289)

Loss before taxation	5	(71,539)	(27,328)	(50,917)
Income tax expense	6	(2,281)	(4,782)	(5,611)

Loss from continuing operations		(73,820)	(32,110)	(56,528)

Discontinued operations
Profit from discontinued operations (net of tax)	2	3,771,694	346,025	273,394

Profit for the year		3,697,874	313,915	216,866

Attributable to:
Equity shareholders of the Company
- Continuing operations		(71,406)	(32,110)	(56,528)
- Discontinued operations		3,771,694	346,025	273,394

		3,700,288	313,915	216,866

Non-controlling interest
- Continuing operations		(2,414)	—	—
- Discontinued operations		—	—	—

		(2,414)	—	—

Profit for the year		3,697,874	313,915	216,866

Basis (loss)/earnings per share	8
- Continuing and discontinued operations		HK471.9 cents	HK40.8 cents	HK30.7 cents
- Continuing operations		HK(9.0) cents	HK(4.1) cents	HK(8.0) cents
- Discontinued operations		HK480.9 cents	HK44.9 cents	HK38.7 cents
Diluted (loss)/earnings per share	8
- Continuing and discontinued operations		HK465.1 cents	HK39.6 cents	HK29.4 cents
- Continuing operations		HK(9.0) cents	HK(4.1) cents	HK(8.0) cents
- Discontinued operations		HK474.1 cents	HK43.7 cents	HK37.1 cents

The accompany notes are integral part of these consolidated financial statements.

City Telecom (H.K.) Limited and its subsidiaries

Consolidated statements of comprehensive income

(Expressed in Hong Kong dollars)

	For the year ended August 31,
	2012	2011	2010
	HK$’000	HK$’000	HK$’000
Profit for the year	3,697,874	313,915	216,866

Other comprehensive income
Exchange differences on translation of financial statements of subsidiaries outside Hong Kong	(265)	2,383	(97)
Exchange reserve realized upon disposal of Telecom Business	(4,881)	—	—

Total comprehensive income for the year	3,692,728	316,298	216,769

Attributable to:
Equity shareholders of the Company	3,695,142	316,298	216,769
Non-controlling interest	(2,414)	—	—

	3,692,728	316,298	216,769

The accompany notes are integral part of these consolidated financial statements.

City Telecom (H.K.) Limited and its subsidiaries

Consolidated balance sheets

(Expressed in Hong Kong dollars)

		As at August 31,
		2012	2011
	Note	HK$’000	HK$’000
Non-current assets

Goodwill	12	—	1,066
Fixed assets	13	477,141	1,642,701
Intangible assets	14	311,726	—
Long term receivable and prepayment		284	4,101
Deferred expenditure	16	—	15,323

		789,151	1,663,191

Current assets

Accounts receivable	17	1,311	71,999
Other receivables, deposits and prepayments	17	31,581	90,984
Programme costs		87,617	—
Inventories		577	—
Deferred expenditure	16	—	29,312
Term deposits	18(a)	544,040	—
Cash at bank and in hand	18(b)	2,083,079	408,976

		2,748,205	601,271

Current liabilities

Bank overdrafts - unsecured		3,026	845
Accounts payable	19	5,371	17,419
Other payables and accrued charges	19	31,118	209,585
Deposits received		2,259	26,969
Current portion - deferred services revenue	20	—	85,895
Tax payable		935	2,281
Current portion - obligations under finance leases	24	85	105

		42,794	343,099

Net current assets		2,705,411	258,172

Total assets less current liabilities		3,494,562	1,921,363

Non-current liabilities

Deferred tax liabilities	22	1,346	111,138
Long-term deferred services revenue	20	—	992
Derivative financial instrument	23	9,663	11,564
Obligations under finance leases	24	160	288

		11,169	123,982

Net assets		3,483,393	1,797,381

Capital and reserves	21
Share capital		80,902	77,191
Reserves		3,402,491	1,720,190

Total equity		3,483,393	1,797,381

The accompany notes are integral part of these consolidated financial statements.

City Telecom (H.K.) Limited and its subsidiaries

Consolidated statements of changes in equity

(Expressed in Hong Kong dollars)

	Note	Share capital HK$’000	Share premium HK$’000	Capital reserve HK$’000	Capital redemption reserve HK$’000	Retained profits HK$’000	Exchange reserve HK$’000	Revaluation reserve HK$’000	Other reserve HK$’000	Total HK$’000	Non-controlling interest HK$’000	Total equity HK$’000

At September 1, 2011		77,191	1,083,495	23,759	7	607,783	5,146	—	—	1,797,381	—	1,797,381

Profit for the year		—	—	—	—	3,700,288	—	—	—	3,700,288	(2,414)	3,697,874
Other comprehensive income		—	—	—	—	—	(5,146)	—	—	(5,146)	—	(5,146)

Total comprehensive income for the year		—	—	—	—	3,700,288	(5,146)	—	—	3,695,142	(2,414)	3,692,728
Final dividend paid in respect of previous year	7(b)	—	—	—	—	(115,901)	—	—	—	(115,901)	—	(115,901)
Special dividend paid in respect of current year	7(a)	—	—	—	—	(2,022,542)	—	—	—	(2,022,542)	—	(2,022,542)
Interim dividend paid in respect of current year	7(a)	—	—	—	—	(119,674)	—	—	—	(119,674)	—	(119,674)
Shares issued upon exercise of share option	21(a)(i)	3,711	104,510	(33,044)	—	—	—	—	—	75,177	—	75,177
Equity settled share-based transactions	5(d)	—	—	10,480	—	—	—	—	—	10,480	—	10,480
Share options lapsed		—	—	(1,195)	—	1,195	—	—	—	—	—	—
Revaluation of investment properties	13	—	—	—	—	—	—	165,156	—	165,156	—	165,156
Contributions from non-controlling interest		—	—	—	—	—	—	—	—	—	2,450	2,450
Acquisition of non-controlling interest		—	—	—	—	—	—	—	(1,826)	(1,826)	(36)	(1,862)

At August 31, 2012		80,902	1,188,005	—	7	2,051,149	—	165,156	(1,826)	3,483,393	—	3,483,393

At September 1, 2010		76,500	1,074,997	21,064	7	513,208	2,763	—	—	1,688,539	—	1,688,539

Profit for the year		—	—	—	—	313,915	—	—	—	313,915	—	313,915
Other comprehensive income		—	—	—	—	—	2,383	—	—	2,383	—	2,383

Total comprehensive income for the year		—	—	—	—	313,915	2,383	—	—	316,298	—	316,298
Final dividend paid in respect of previous year	7(b)	—	—	—	—	(103,735)	—	—	—	(103,735)	—	(103,735)
Interim dividend paid in respect of current year	7(a)	—	—	—	—	(115,605)	—	—	—	(115,605)	—	(115,605)
Shares issued upon exercise of share option	21(a)(i)	691	8,498	(1,957)	—	—	—	—	—	7,232	—	7,232
Equity settled share-based transactions	5(d)	—	—	4,652	—	—	—	—	—	4,652	—	4,652

At August 31, 2011		77,191	1,083,495	23,759	7	607,783	5,146	—	—	1,797,381	—	1,797,381

City Telecom (H.K.) Limited and its subsidiaries

Consolidated statements of changes in equity (Continued)

(Expressed in Hong Kong dollars)

	Note	Share capital HK$’000	Share premium HK$’000	Capital reserve HK$’000	Capital redemption reserve HK$’000	Retained profits HK$’000	Exchange reserve HK$’000	Revaluation reserve HK$’000	Other reserve HK$’000	Total HK$’000	Non-controlling interest HK$’000	Total equity HK$’000

At September 1, 2009		66,418	681,208	23,232	7	454,802	2,860	—	—	1,228,527	—	1,228,527

Profit for the year		—	—	—	—	216,866	—	—	—	216,866	—	216,866
Other comprehensive income		—	—	—	—	—	(97)	—	—	(97)	—	(97)

Total comprehensive income for the year		—	—	—	—	216,866	(97)	—	—	216,769	—	216,769
Final dividend paid in respect of previous year	7(b)	—	—	—	—	(108,735)	—	—	—	(108,735)	—	(108,735)
Interim dividend paid in respect of current year	7(a)	—	—	—	—	(49,725)	—	—	—	(49,725)	—	(49,725)
Shares issued upon exercise of share option		2,032	22,227	(7,515)	—	—	—	—	—	16,744	—	16,744
Equity settled share-based transactions	5(d)	—	—	5,347	—	—	—	—	—	5,347	—	5,347
Shares issued upon placement		8,050	371,562	—	—	—	—	—	—	379,612	—	379,612

At August 31, 2010		76,500	1,074,997	21,064	7	513,208	2,763	—	—	1,688,539	—	1,688,539

The accompany notes are integral part of these consolidated financial statements.

City Telecom (H.K.) Limited and its subsidiaries

Consolidated cash flow statements

(Expressed in Hong Kong dollars)

		For the year ended August 31,
		2012	2011	2010
	Note	HK$’000	HK$’000	HK$’000
Net cash inflow from operations	25(a)	184,927	588,911	488,353

Hong Kong profits tax paid		—	—	(456)
Overseas tax paid		(3,003)	(3,012)	(2,557)

Net cash inflow from operating activities		181,924	585,899	485,340

Investing activities

Increase in term deposits		(544,040)	—	—
Decrease in pledged bank deposits		—	—	15,038
Interest received		14,282	3,059	11,372
Proceeds from disposal of Telecom Business (net of cash disposed of)	2(d)	4,655,367	—	—
Purchases of fixed assets		(467,840)	(437,477)	(349,076)
Proceeds from disposal of fixed assets		24,022	20,229	16,412

Net cash inflow/(outflow) from investing activities		3,681,791	(414,189)	(306,254)

Net cash inflow before financing activities		3,863,715	171,710	179,086

Financing activities

Proceeds from issuance of new shares	25(b)	75,177	7,232	396,356
Proceeds from new bank loans		—	—	163,375
Repayment of bank loan		—	(125,000)	(40,000)
Repayment of capital element of finance leases	25(b)	(99)	(212)	(217)
Interest element of finance leases		(19)	(30)	(42)
Interest paid on bank loans		—	(1,152)	(1,166)
Other borrowing costs paid		(7,134)	(4,638)	(3,260)
Interest paid on 10-year senior notes		—	—	(5,881)
Repurchase of 10-year senior notes	25(b)	—	—	(172,423)
Acquisition of non-controlling interest		(1,862)	—	—
Dividends paid		(2,257,812)	(219,312)	(158,435)

Net cash (outflow)/inflow from financing activities		(2,191,749)	(343,112)	178,307

Increase/(decrease) in cash and cash equivalent		1,671,966	(171,402)	357,393

Cash and cash equivalent at September 1		408,131	578,175	221,052

Effect of foreign exchange rate changes		(44)	1,358	(270)

Cash and cash equivalent at August 31		2,080,053	408,131	578,175

Analysis of the balances of cash and cash equivalents
Cash at bank and in hand	18(b)	2,083,079	408,976	588,665
Bank overdrafts - unsecured		(3,026)	(845)	(10,490)

		2,080,053	408,131	578,175

The accompany notes are integral part of these consolidated financial statements.

1	Significant accounting policies

(a)	Statement of compliance

City Telecom (H.K.) Limited (the “Company”) was incorporated in Hong Kong on May 19, 1992 under the Hong Kong Companies Ordinance. City Telecom (H.K.) Limited and its subsidiaries (collectively referred to as the “Group”) are engaged in the provision of production and distribution and other multimedia related activities.

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

The IASB has issued certain new and revised IFRSs that are first effective or available for early adoption for the current accounting period of the Group.

Note 1(c) provides information on any changes in accounting policies resulting from initial application of those developments to the extent that they are relevant to the Group for the current and prior accounting periods reflected in these financial statements.

The accompanying consolidated financial statements were authorized for issue by the Board of Directors on December 31, 2012.

(b)	Basis of preparation of the financial statements

The measurement basis used in the preparation of the financial statements is the historical cost basis except that investment properties and certain financial assets are stated at their fair values or amortized costs as explained in the accounting policies set out below (see notes 1(g), 1(l), 1(o), 1(t) and 1(u)).

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

(c)	Change in accounting policies

The IASB has issued a number of amendments to IFRSs and one new interpretation that are first effective for the current accounting period of the Group. Of these, the following developments are relevant to the Group’s financial statements:

•	IAS 24 (revised 2009), Related party disclosures

•	Improvements to IFRSs (2010)

The above developments relate primarily to clarification of certain disclosure requirements applicable to the Group’s financial statements. These developments have no material impact on the contents of the Group’s financial statements for the current or comparative periods.

The Group has early adopted the amendments to IAS 12, Income taxes, in respect of the recognition of deferred tax on investment properties carried at fair value under IAS 40, Investment properties. The amendments are effective for annual period beginning on or after January 1, 2012, but as permitted by the amendments, the Group have adopted the amendments for the year ended August 31, 2012.

Other than the early adoption of amendments to IAS 12, the Group has not applied any new standard, amendment or interpretation that is not yet effective for the current accounting period.

Amendments to IAS 12, Income taxes

Under IAS 12 deferred tax is required to be measured with reference to the tax consequences that would follow from the manner in which the entity expects to recover the carrying amount of the asset(s) in question. In this regard, the amendments to IAS 12 introduced a rebuttable presumption that the carrying amount of investment property carried at fair value under IAS 40, Investment property, will be recovered through sale. This presumption is rebutted on a property-by-property basis if the in question is depreciable and is held within a business model whose objective is to consume substantially all of the economic benefits embodied in the investment property over time, rather than through sale.

As a result of adopting the amendments to IAS 12, the Group reviewed its investment property portfolio and concluded that the presumption in the amended IAS 12 that the carrying value of the property will be recovered through sale should be adopted in respect of each of the investment properties located in Hong Kong. Therefore, the deferred tax relating to these properties has been measured on the basis of recovering their carrying amounts entirely through sale. This change in policy has no impact on the financial statements for the year ended August 31, 2011.

Change of accounting policy - Investment properties

Effective from September 1, 2011, the Group has changed its accounting policy with respect to investment properties from the cost model to the fair value model. Any gain or loss arising from a change in fair value or from the retirement or disposal of an investment property is recognized in profit or loss. The Group considers that measurement using the fair value model provides more relevant information about the financial performance of these investment properties given of their increased significance in the Group’s balance sheet.

The financial statements for the year ended August 31, 2011 have not been retrospectively restated due to the immaterial effect resulting from the change in accounting policy.

(d)	Subsidiaries and controlled entities

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable are taken into account.

(e)	Group accounting

(i)	Consolidation

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

Non-controlling interests represent the equity in a subsidiary not attributable directly or indirectly to the Company, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability.

Non-controlling interests are presented in the consolidated balance sheets within equity, separately from equity attributable to the equity shareholders of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated income statement and the consolidated statement of comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between non-controlling interests and the equity shareholders of the Company.

Changes in the Group’s interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non-controlling interests within consolidated equity to reflect the change in relative interests and no gain or loss is recognized.

When the Group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognized in profit or loss. Any interest retained in that former subsidiary at the date when control is lost is recognized at fair value and this amount is regarded as the fair value on initial recognition of a financial asset or, when appropriate, the cost on initial recognized of an investment in an associate or jointly controlled entity.

In the Company’s balance sheet, an investment in a subsidiary is stated at cost less impairment losses (see note 1(k)), unless the investment is classified as held for sale or included in a disposal group that is classified as held for sale.

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

(f)	Goodwill

Goodwill represents the excess of

(i)	the aggregate of the fair value of the consideration transferred; over

(ii)	the net fair value of the acquiree’s identifiable assets and liabilities measured as at the acquisition date.

When (ii) is greater than (i), then this excess is recognized immediately in profit or loss as a gain on a bargain purchase.

Goodwill is stated at cost less accumulated impairment losses. Goodwill arising on a business combination is allocated to each cash-generating unit, or groups of cash-generating units, that is expected to benefit from the synergies of the combination and is tested annually for impairment (see note 1(k)).

On disposal of a cash-generating unit during the year, any attributable amount of purchased goodwill is included in the calculation of the profit or loss on disposal.

(g)	Investment property

Investment properties are land and/or buildings which are owned and held to earn rental income and/or for capital appreciation.

Investment properties are stated at fair value, unless they are still in the course of construction or development at the balance sheet date and their fair value cannot be reliably determined at that time. Any gain or loss arising from a change in fair value or from the retirement or disposal of an investment property is recognized in profit or loss. Rental income from investment properties is accounted for as described in note 1(v)(vi).

(h)	Fixed assets

(i)	Construction in progress

Construction in progress was carried at cost, which includes development and construction expenditure incurred and interest and direct costs attributable to the development less any accumulated impairment loss (note 1(k)) as considered necessary by the directors. No depreciation is provided for construction in progress. On completion, the associated costs are transferred to leasehold land and buildings.

(ii)	Other fixed assets

Other fixed assets, comprising buildings, leasehold improvements, broadcasting and production equipment network, computer and office equipment, furniture, fixtures and fittings and motor vehicles, are stated at cost less accumulated depreciation and accumulated impairment losses (note 1(k)).

Depreciation is calculated to write off the cost of items of fixed assets, less their estimated residual value, if any, using the straight-line method over their estimated useful lives as follows:

•	Buildings situated on leasehold land are depreciated over the shorter of the unexpired term of lease and their estimated useful lives of 50 years

• Furniture, fixtures and fittings	4 years

• Broadcasting and production equipment	2 - 10 years

• Telecommunications/network, computer and office equipment	4 - 20 years

• Motor vehicles	4 years

•	Leasehold improvements are depreciated over the shorter of the unexpired term of the leases and their estimated useful lives

•	Leasehold land classified as held under finance leases is depreciated over the unexpired term of leases

Where the parts of an item of fixed assets have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reviewed annually.

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

(i)	Intangible assets

Intangible assets that are acquired by the Group are stated at cost less accumulated amortization (where the estimated useful life is finite) and impairment losses (see note 1(k)).

Amortization of intangible assets with finite useful lives is charged to profit or loss on a straight-line basis over the assets’ estimated useful lives. The following intangible assets with finite useful lives are amortized from the date they are available for use and their estimated useful lives are as follows:

-	Indefeasible right of use (“IRU”) of telecommunications capacity	20 years
-	Right to use of telecommunications services	10 years

Both the period and method of amortization are reviewed annually.

(j)	Assets held under leases

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

Land held for own use under an operating lease for which its fair value cannot be measured separately from the fair value of a building situated thereon at the inception of the lease, is accounted for as being held under a finance lease, unless the building is also clearly held under an operating lease (see note 1(j)(iii)).

(ii)	Finance leases

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset or, if lower, the present value of the minimum lease payments of such assets, are included in fixed assets with the corresponding liabilities, net of finance charges, recorded as obligations under finance leases. Depreciation and impairment losses are accounted for in accordance with the accounting policy as set out in note 1(h) and note 1(k). Finance charges implicit in the lease payments are charged to profit or loss over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

(iii)	Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the lessor are accounted for as operating leases. Receipts and payments made under operating leases net of any incentives received by/from the lessor are credited/charged to profit or loss on a straight-line basis over the lease periods.

(k)	Impairment of assets

(i)	Impairment of investments in debt and equity securities and accounts and other receivables

Investments in debt and equity securities and other current and non-current receivables that are stated at cost or amortized cost or are classified as available-for-sale securities are reviewed at the end of each balance sheet date to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events:

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

If any such evidence exists, any impairment loss is determined and recognized as follows:

•

For investments in subsidiaries, the impairment loss is measured by comparing the recoverable amount of the investment with its carrying amount in accordance with note 1(k)(ii). The impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount in accordance with note 1(k)(ii).

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

•

For available-for-sale securities, the cumulative loss that has been recognized in the fair value reserve is classified to profit or loss. The amount of the cumulative loss that is recognized in profit or loss is the difference between the acquisition cost (net of any principal repayment and amortization) and current fair value, less any impairment loss on that asset previously recognized in profit or loss.

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

Internal and external sources of information are reviewed at the end of each balance sheet date to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognized no longer exists or may have decreased:

•	fixed assets;

•	intangible assets; and

•	goodwill.

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

(iii)	Interim financial reporting and impairment

Under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, the Group is required to prepare an interim financial report in compliance with IAS 34, Interim financial reporting, in respect of the first six months of the financial year. At the end of the interim period, the Group applies the same impairment testing, recognition and reversal criteria as it would at the end of the financial year (see note 1(k)(i) and 1(k)(ii)).

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

(l)	Derivative financial instruments

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

(m)	Programme costs

Programme costs are stated at cost less amounts expensed and any provision considered necessary by management. Programme costs are charged to the profit or loss over the showing or licensing period of the programme, with reference to the projected revenue.

•	Self-produced Programmes

Self-produced programmes consist primarily of drama, infotainment and variety programmes. Cost of self-produced programmes comprises direct production cost and an appropriate proportion of production overheads.

•	Purchased Programmes

Purchased programmes consist film rights acquired for showing on the Group’s television channel. Cost of purchased programme comprises cost of purchase, cost of conversion and an appropriate proportion of production overheads.

(n)	Deferred expenditure

Deferred expenditure represents customer acquisition costs incurred for successful acquisition or origination of a service subscription agreement with a customer. Such costs are deferred and amortized on a straight-line basis over the period of the underlying service subscription agreements.

(o)	Accounts receivables

Trade and other receivables are initially recognized at fair value and thereafter stated at amortized cost less allowance for impairment of doubtful debts (see note 1(k)(i)), except where the receivables are interest-free loans made to related parties without any fixed repayment terms or the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less impairment of doubtful debts (see note 1(k)(i)).

(p)	Cash and cash equivalents

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

(q)	Financial guarantees issued, provisions and contingent liabilities

(i)	Financial guarantees issued

Financial guarantees are contracts that require the issuer (i.e. the guarantor) to make specified payments to reimburse the beneficiary of the guarantee (the “holder”) for a loss the holder incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument.

Where the Group issues a financial guarantee, the fair value of the guarantee (being the transaction price, unless the fair value can otherwise be reliably estimated) is initially recognized as deferred income within trade and other payables. Where consideration is received or receivable for the issuance of the guarantee, the consideration is recognized in accordance with the Group’s policies applicable to that category of asset. Where no such consideration is received or receivable, an immediate expense is recognized in profit or loss on initial recognition of any deferred income. The amount of the guarantee initially recognized as deferred income is amortized in profit or loss over the term of the guarantee as income from financial guarantees issued. In addition, provisions are recognized in accordance with note 1(q)(ii) if and when (i) it becomes probable that the holder of the guarantee will call upon the Group under the guarantee, and (ii) the amount of that claim on the Group is expected to exceed the amount currently carried in trade and other payables in respect of that guarantee i.e. the amount initially recognized, less accumulated amortization.

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

(r)	Talent benefits

(i)	Leave entitlements

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

The fair value of share options granted to Talents or Directors is recognized as Talent cost with a corresponding increase in capital reserve within equity. The fair value is measured at grant date using the Black-Scholes option pricing model or Monte Carlo model, taking into account the terms and conditions upon which the options were granted. Where the Talents have to meet vesting conditions before becoming unconditionally entitled to the share options, the total estimated fair value of the share options is spread over the vesting period, taking into account the probability that the options will vest.

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

(s)	Income tax

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

Where investment properties are carried at their fair value in accordance with the accounting policy set out in note 1(g), the amount of deferred tax recognized is measured using the tax rates that would apply on sale of those assets at their carrying value at the balance sheet date unless the property is depreciable and is held within a business model whose objective is to consume substantially all of the economic benefits embodied in the property over time, rather than through sale. In all other cases, the amount of deferred tax recognized is measured based on the expected manner of realization or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilized. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

•	in the case of current tax assets and liabilities, the Group intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously; or

•	in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

•	the same taxable entity; or

•

different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realize the current tax assets and settle the current tax liabilities on a net basis or realize and settle simultaneously.

(t)	Interest-bearing borrowings

Interest-bearing borrowings are recognized initially at fair value less attributable transaction costs. Subsequent to initial recognition, the interest-bearing borrowings are stated at amortized cost with the difference between amortized cost and redemption value recognized in profit or loss over the period of borrowings using the effective interest method.

(u)	Trade and other payables

Trade and other payables are initially recognized at fair value. Except for financial guarantee liabilities measured in accordance with note 1(q), trade and other payables are subsequently stated at amortized cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(v)	Revenue recognition

(i)	Revenue for the provision of international telecommunications and fixed telecommunications network services is recognized, when an arrangement exists, service is rendered, the fee is fixed or determinable, and collectibility is probable.

(ii)	Tariff-free period granted to subscribers of fixed telecommunications network services are recognized in profit or loss ratably over the term of the service subscription agreement.

(iii)	Amount received in advance for the provision of fixed telecommunications network services is deferred and included under deferred service revenue, and subsequently recognized as revenue on a straight-line basis over the related service period.

(iv)	Revenue for licensing of programme rights is recognized over the contract period or upon delivery of the programmes concerned in accordance with the terms of the contracts.

(v)	Interest income is recognized as it accrues using the effective interest method.

(vi)	Rental income receivable under operating leases is recognized in profit or loss in equal installments over the periods covered by the lease term except where an alternative basis is more representative of the platform of benefits to be derived from the leased assets. Lease incentives granted are recognized in profit or loss as an integral part of the aggregate net lease payments receivable.

(vii)	Artiste management fee income is recognized when the services are rendered.

(w)	Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of that asset.

All other borrowing costs are charged to profit or loss in the year in which they are incurred.

(x)	Discontinued operations

A discontinued operation is a component of the Group’s business, the operations and cash flows of which can be clearly distinguished from the rest of the Group and which represents a separate major line of business. Classification as a discontinued operation occurs upon disposal.

Where an operation is classified as discontinued, a single amount is presented on the face of the income statement, which comprises:

•	the post-tax profit or loss of the discontinued operation; and

•	the post-tax gain or loss recognized on the disposal of the assets or disposal group constituting the discontinued operation.

(y)	Segment reporting

Operating segments, and the amounts of each segment item reported in the financial statements, are identified from the financial information provided regularly to the Group’s most senior executive management for the purposes of allocating resources to, and assessing the performance of, the Group’s lines of business.

Geographical information is not presented as the majority of the Group’s revenue is attributed to customers in Hong Kong and the majority of the assets are located in Hong Kong.

(z)	Related parties

(a)	A person, or a close member of that person’s family, is related to the Group if that person:

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or the Group’s parent.

(b)	An entity is related to the Group if any of the following conditions applies:

(i)	The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(ii)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(iii)	Both entities are joint ventures of the same third party.

(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v)	The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.

(vi)	The entity is controlled or jointly controlled by a person identified in (a).

(vii)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

2	Discontinued operations

On March 31, 2012, the Group entered into a Sales and Purchase Agreement with a third party (the “Purchaser”) to dispose of the Group’s International Telecommunications Services and Fixed Telecommunications Network Service businesses (the “Telecom Business”) (the “Disposal”). The consideration for the Disposal comprised of cash consideration of HK$4,873,649,000 on a cash-free, debt-free basis. As part and parcel of the Disposal, the Telecom Business grant an intangible asset, including indefeasible right of use (“IRU”) of the telecommunications capacity and right to use of telecommunications services to the Group upon the completion of Disposal. The Disposal was completed on May 30, 2012. The operating results of the disposed Telecom Business up to the disposal date have been presented as discontinued operations in this report.

The presentation of comparative information in respect of the year ended August 31, 2011 and 2010 has been restated to show the discontinued operations separately from continuing operations.

(a)	The results of the discontinued operations included in the consolidated financial statements for the current and prior years are as follows:

		Telecom Business
		2012	2011	2010
	Note	HK$’000	HK$’000	HK$’000
Turnover	3	1,433,775	1,681,458	1,574,687
Network costs and cost of sales	4	(277,028)	(212,315)	(195,292)
Other operating expenses	5(a)	(860,946)	(1,073,683)	(1,083,672)
Other income, net	5(b)	3,638	3,793	15,685
Finance costs, net	5(c)	574	944	(946)

Profit before taxation		300,013	400,197	310,462
Income tax expense	6	(48,407)	(54,172)	(37,068)

Profit after taxation		251,606	346,025	273,394
Gain on sale of discontinued operations	2(c)	3,520,088	—	—

Profit for the year		3,771,694	346,025	273,394

(b)	The cash flows of the discontinued operations for the current and prior years are as follows:

	Telecom Business
	2012	2011	2010
	HK$’000	HK$’000	HK$’000
Net cash from operating activities	414,695	747,982	550,116
Net cash from/(used in) investing activities	4,336,661	(363,124)	(322,256)
Net cash used in financing activities	(211,887)	(379,843)	(180,645)

Net cash inflow from discontinued operations	4,539,469	5,015	47,215

(c)	Effect of Disposal on the financial position of the Group:

	Note	HK$’000
Net assets disposed of:
Goodwill	12	1,066
Fixed assets	13	1,601,528
Long term receivable and prepayment		4,533
Deferred expenditure	16	36,978
Accounts receivable		75,481
Other receivables, deposits and prepayments		165,161
Cash at bank and in hand		42,357
Bank overdrafts - unsecured		(7,529)
Accounts payable		(19,221)
Other payables and accrued charges		(147,364)
Deposits received		(20,946)
Tax payable		(1,721)
Deferred tax liabilities	22(a)	(157,102)
Deferred services revenue		(81,241)
Obligations under finance leases		(49)

		1,491,931

Satisfied by:
Cash consideration		(4,873,649)
Grant of intangible assets including IRU of the telecommunications capacity and right to use of telecommunications services		(316,943)
Exchange reserve realized upon disposal of Telecom Business		(4,881)
Transaction costs		183,454

Gain on sale of discontinued operations		(3,520,088)

No provision for Hong Kong Profits Tax has been made for the gain on sale of discontinued operations.

(d)	Analysis of the net cash inflow in respect of the Disposal:

HK$’000
Cash consideration	4,873,649
Transaction costs	(183,454)
Cash and cash equivalents disposed of	(34,828)

Net cash inflow	4,655,367

3	Turnover and segment information

Turnover

The Group is principally engaged in the provision of multimedia production and contents distribution business, including but not limited to the offer of free TV programming, multimedia and drama productions, contents distribution and other related services (“Multimedia Business”).

Prior to the Disposal, the Group was also engaged in the provision of international telecommunications services and fixed telecommunications network services to customers in Hong Kong and Canada which have been classified as discontinued operations.

The amount of each significant category of revenue recognized in turnover during the year is as follows:

	2012	2011	2010
	HK$’000	HK$’000	HK$’000
Continuing operations:
- Licensing of programme rights and provision of artiste management services	3,762	—	—

Discontinued operations:
- International telecommunications services	134,645	197,134	218,589
- Fixed telecommunication network services	1,299,130	1,484,324	1,356,098

	1,433,775	1,681,458	1,574,687

	1,437,537	1,681,458	1,574,687

Segmental Information

For the years ended August 31, 2011 and 2010, the Group had two reportable business segments - international telecommunications services and fixed telecommunications network services. As a result of the Disposal, the Group now has one reportable business segment - multimedia services and others. The previously reported segment information for the years ended August 31, 2011 and 2010 have been restated to reflect the changes in the composition of the Group’s business segments.

Continuing operations:

-	Multimedia services and others	:	provision of multimedia production and distribution and other multimedia related activities

Discontinued operations:

-	International telecommunications	:	provision of international long distance calls services

-	Fixed telecommunications network	:	provision of dial up and broadband Internet access services, local voice-over-IP (VoIP) services, IP-TV services and corporate data services

The Group’s inter-segment transactions mainly consist of provision of leased lines services and licensing of programme right. These transactions were entered into on similar terms as those contracted with third parties.

	2012
	Continuing operations	Discontinued operations
	Multimedia services and others HK$’000	International telecommunications services HK$’000	Fixed telecommunications network services HK$’000	Elimination HK$’000	Group HK$’000
Turnover
- External sales	3,762	134,645	1,299,130	—	1,437,537
- Inter-segment sales	1,100	698	10,530	(12,328)	—

	4,862	135,343	1,309,660	(12,328)	1,437,537

Segment results	(107,204)	32,555	263,246		188,597

Other net income, excluding interest income					6,317
Valuation gains on investment properties					18,200
Gain on sale of discontinued operations					3,520,088
Interest income					17,241
Finance costs, net					(1,881)

Profit before taxation					3,748,562
Income tax expense					(50,688)

Net profit					3,697,874

	2011 (restated)
	Continuing operations	Discontinued operations
	Multimedia services and others HK$’000	International telecommunications services HK$’000	Fixed telecommunications network services HK$’000	Elimination HK$’000	Group HK$’000
Turnover
- External sales	—	197,134	1,484,324	—	1,681,458
- Inter-segment sales	—	3,814	14,837	(18,651)	—

	—	200,948	1,499,161	(18,651)	1,681,458

Segment results	(23,481)	89,313	306,147		371,979

Other net income, excluding interest income					3,883
Interest income					3,366
Finance costs, net					(6,359)

Profit before taxation					372,869
Income tax expense					(58,954)

Net profit					313,915

	2010 (restated)
	Continuing operations	Discontinued operations
	Multimedia services and others HK$’000	International telecommunications services HK$’000	Fixed telecommunications network services HK$’000	Elimination HK$’000	Group HK$’000
Turnover
- External sales	—	218,589	1,356,098	—	1,574,687
- Inter-segment sales	—	5,673	16,673	(22,346)	—

	—	224,262	1,372,771	(22,346)	1,574,687

Segment results	(21,932)	76,105	219,618		273,791

Other net income, excluding interest income					(3,383)
Interest income					11,372
Finance costs, net					(22,235)

Profit before taxation					259,545
Income tax expense					(42,679)

Net profit					216,866

	2012
	Continuing operations	Discontinued operations
	Multimedia services and others HK$’000	International telecommunications services HK$’000	Fixed telecommunications network services HK$’000	Group HK$’000
Segment assets	2,755,116	—	—	2,755,116
Term deposits				544,040
Investment properties				238,200

				3,537,356

Segment liabilities	51,682	—	—	51,682
Tax payable				935
Deferred tax liabilities				1,346

Total liabilities				53,963

Capital expenditure incurred during the year	178,750	3,665	279,978	462,393
Depreciation for the year	4,636	7,021	174,248	185,905

	2011 (restated)
	Continuing operations	Discontinued operations
	Multimedia services and others HK$’000	International telecommunications services HK$’000	Fixed telecommunications network services HK$’000	Group HK$’000
Segment assets	380,736	53,509	1,830,217	2,264,462

Segment liabilities	30,764	48,695	274,203	353,662
Tax payable				2,281
Deferred tax liabilities				111,138

Total liabilities				467,081

Capital expenditure incurred during the year	51,255	1,631	396,310	449,196
Depreciation for the year	1,585	9,914	206,698	218,197

4	Network costs and cost of sales

Continuing operations:

Cost of sales mainly include talent costs and other production costs which are directly attributable to the revenue generated from licensing of programme rights and provision of artiste management services.

Discontinued operations:

Network costs and cost of sales mainly include interconnection charges paid to local and overseas carriers, leased line rentals, programme fees, and production costs for the IP-TV service, and do not include depreciation charge which is included in other operating expenses.

5	(Loss)/profit before taxation

(Loss)/profit before taxation is arrived at after charging/(crediting) the following:

(a)	Other operating expenses

	2012 HK$’000	2011 HK$’000	2010 HK$’000
		(restated)	(restated)
Continuing operations
Advertising and marketing expenses	214	—	—
Auditors’ remuneration	1,630	1,392	1,392

Depreciation:
- Owned fixed assets	6,144	1,452	1,404
- Held under finance lease	124	133	246
Less: Depreciation capitalized as programme costs	(1,632)	—	—

	4,636	1,585	1,650

Operating lease charges in respect of land and buildings	2,827	—	—
Loss/(gain) on disposal of fixed assets	675	382	(18)
Talent costs (note 5(d))	55,971	6,837	7,221
Amortization of intangible assets (note 14)	5,217	—	—
Others	33,790	13,285	11,687

	104,960	23,481	21,932

Discontinued operations
Advertising and marketing expenses	271,532	344,136	372,727
Auditors’ remuneration	1,071	1,385	1,518

Depreciation:
- Owned fixed assets	181,252	216,338	196,919
- Held under finance lease	17	274	460

	181,269	216,612	197,379

Operating lease charges in respect of land and buildings	26,910	28,426	22,669
(Gain)/loss on disposal of fixed assets	(2,674)	626	(1,357)
Talent costs (note 5(d))	233,814	304,518	294,539
Amortization of deferred expenditure (note 16)	29,902	37,873	48,621
Others	119,122	140,107	147,576

	860,946	1,073,683	1,083,672

	965,906	1,097,164	1,105,604

(b)	Other income/(loss), net

	2012 HK$’000	2011 HK$’000	2010 HK$’000
		(restated)	(restated)
Continuing operations
Bank interest income	(16,167)	(2,039)	(1,054)
Loss on extinguishment of 10-year senior notes	—	—	9,650
Rentals from investment properties	(3,388)	—	—
Net exchange gain	(229)	(1,234)	(598)
Others	(136)	(183)	(302)

	(19,920)	(3,456)	7,696

Discontinued operations
Interest income	(1,074)	(1,327)	(10,318)
Net exchange (gain)/loss	(408)	239	274
Others	(2,156)	(2,705)	(5,641)

	(3,638)	(3,793)	(15,685)

	(23,558)	(7,249)	(7,989)

(c)	Finance costs, net

	2012 HK$’000	2011 HK$’000	2010 HK$’000
		(restated)	(restated)
Continuing operations
Interest element of finance leases	15	22	34
Interest on 10-year senior notes	—	—	5,881
Amortization of incidental issuance costs	—	—	188
Interest on bank borrowings	—	1,152	1,379
Amortization of upfront costs on long-term bank loan	—	182	192
Change in fair value of derivative financial instrument	(1,901)	271	11,293
Write-off of upfront costs upon settlement of long-term bank loan	—	1,251	—
Other borrowing costs	4,341	4,425	2,322

	2,455	7,303	21,289

Discontinued operations
Interest element of finance leases	4	8	8
Others	(578)	(952)	938

	(574)	(944)	946

	1,881	6,359	22,235

(d)	Talent costs

		2012 HK$’000	2011 HK$’000	2010 HK$’000
			(restated)	(restated)
Continuing operations
Wages and salaries		101,483	6,404	6,772
Provision for annual leave		2,928	48	69
Retirement benefit costs - defined contribution plans (note 9)		3,993	385	380

		108,404	6,837	7,221
Less:	Talent costs capitalized as programme costs	(47,140)	—	—
	Talent costs included in cost of sales	(5,293)	—	—

Talent costs included in other operating expenses		55,971	6,837	7,221

Discontinued operations
Wages and salaries		396,008	511,205	511,608
Provision for annual leave		—	564	492
Equity settled share-based transaction		10,480	4,652	5,347
Retirement benefit costs - defined contribution plans (note 9)		38,074	43,487	38,440

		444,562	559,908	555,887
Less:	Talent costs capitalized as fixed assets	(17,671)	(22,206)	(20,851)
	Talent costs included in network costs and cost of sales	(6,247)	(10,843)	(11,098)
	Talent costs included in advertising and marketing expenses	(186,830)	(222,341)	(229,399)

Talent costs included in other operating expenses		233,814	304,518	294,539

		289,785	311,355	301,760

Talent costs include all compensation and benefits paid to and accrued for all individuals employed by the Group, including directors.

6	Income tax expense

Hong Kong Profits Tax rate is 16.5%. The statutory income tax rate in the People’s Republic of China (“PRC”) is 25%. CTI Guangzhou Customer Services Co., Ltd., a former wholly owned subsidiary of the Company, being a recognized Advanced Technology Service Enterprise, is subject to income tax at a reduced rate of 15% from calendar years 2010 to 2012. Non-Hong Kong current taxation is mainly related to the PRC income tax.

The amount of income tax expense in the consolidated income statement represents:

	2012 HK$’000	2011 HK$’000	2010 HK$’000
		(restated)	(restated)
Continuing operations

Current taxation
Hong Kong
- Provision for the year	(935)	—	—

Deferred taxation
Origination and reversal of temporary differences	(1,346)	(4,782)	(5,611)

	(2,281)	(4,782)	(5,611)

Discontinued operations

Current taxation
Hong Kong
- Over-provision in prior years	—	—	40
Non-Hong Kong
- Provision for the year	(2,443)	(3,524)	(2,585)
- Under-provision in respect of prior years	—	(135)	—

Deferred taxation
Origination and reversal of temporary differences	(45,964)	(50,513)	(34,523)

	(48,407)	(54,172)	(37,068)

	(50,688)	(58,954)	(42,679)

The Group’s income tax expense differs from the theoretical amount that would arise using the profits before taxation at applicable tax rates as follows:

	2012 HK$’000	2011 HK$’000	2010 HK$’000
		(restated)	(restated)
Profit before taxation	3,748,562	372,869	259,545

Notional tax on profit before taxation, calculated at the prevailing tax rates applicable to profit in the jurisdiction concerned	(619,401)	(63,606)	(43,781)
Effect of non-taxable income	4,662	535	4,692
Effect of (loss)/gain on extinguishment of 10-year senior notes not subject to taxation	—	—	(1,592)
Effect of non-deductible expenses	(3,627)	(4,975)	(2,367)
(Under)/over-provision in prior years	—	(135)	40
Utilization of tax loss related to prior years	—	6,872	—
Effect of unused tax losses not recognized	(9,693)	—	—
Effect of disposal of Telecom Business	577,383	—	—
PRC income tax concession	—	2,406	—
Others	(12)	(51)	329

Income tax expense	(50,688)	(58,954)	(42,679)

Representing by
- Continuing operations	(2,281)	(4,782)	(5,611)
- Discontinued operations	(48,407)	(54,172)	(37,068)

	(50,688)	(58,954)	(42,679)

7	Dividends

(a)	Dividends payable to equity shareholders of the Company attributable to the year

	2012 HK$’000	2011 HK$’000	2010 HK$’000
Special dividend declared and paid of HK$2.5 per ordinary share (2011/2010: HK$Nil)	2,022,542	—	—
Interim dividend declared and paid of HK15 cents per ordinary share (2011: HK15 cents per ordinary share, 2010: HK6.5 cents per ordinary share)	119,674	115,605	49,725
Final dividend proposed after the balance sheet date, of HK15 cents per ordinary share (2011: HK15 cents per ordinary share, 2010: HK13.5 cents per ordinary share)	121,352	115,787	103,275

	2,263,568	231,392	153,000

The final dividend proposed after the balance sheet date has not been recognized as a liability at the balance sheet date.

(b)	Dividends attributable to the previous financial year, approved and paid during the year:

	2012 HK$’000	2011 HK$’000	2010 HK$’000
Final dividend in respect of the financial year ended August 31, 2011, approved and paid of HK15 cents per ordinary share (2011: HK13.5 cents per ordinary share in respect of financial year ended August 31, 2010, 2010: HK16 cents per ordinary share in respect of financial year ended August 31, 2009)	115,901	103,735	108,735

In respect of the final dividend for the financial year ended August 31, 2011, there is a difference of HK$114,000 (2010:HK$460,000) between the final dividend disclosed in the last annual financial statements and the amounts approved and paid during the year which represents dividends attributable to new shares issued upon the exercise of share options before the closing date of the register of members.

8	Earnings per share

	2012 HK$’000	2011 HK$’000	2010 HK$’000
Profit attributable to equity shareholders	3,700,288	313,915	216,866

Weighted average number of ordinary shares

	2012 Number of shares ’000		2011 Number of shares ’000		2010 Number of shares ’000
Issued ordinary shares at the beginning of the year		771,912		764,997		664,180
Effect of share options exercised		12,164		3,810		14,856
Effect of placement		—		—		27,569

Weighted average number of ordinary shares at the end of the year (basic)		784,076		768,807		706,605
Incremental shares from assumed exercise of share options		11,511		23,992		30,011

Weighted average number of ordinary shares at the end of the year (diluted)		795,587		792,799		736,616

Basic earnings per share	HK	471.9 cents	HK	40.8 cents	HK	30.7 cents

Diluted earnings per share	HK	465.1 cents	HK	39.6 cents	HK	29.4 cents

9	Retirement benefit costs

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

A mandatory provident fund scheme (the “MPF Scheme”) has been established under the Hong Kong Mandatory Provident Fund Scheme Ordinance in December 2000. The then existing Talents of the Group in Hong Kong could elect to join the MPF Scheme, while all new Talents joining the Group in Hong Kong from then onwards are required to join the MPF Scheme. Both the Group and the Talents are required to contribute 5% of each individual’s relevant income with a maximum amount of HK$1,000 per month before June 1, 2012, and commenced from June 1, 2012, the maximum amount has been increased to HK$1,250, as a mandatory contribution. Employer’s mandatory contributions are 100% vested in the Talents as soon as they are paid to the MPF Scheme. Senior Talents may also elect to join a Mutual Voluntary Plan (the “Mutual Plan”) in which both the Group and the Talent, on top of the MPF Scheme mandatory contributions, make a voluntary contribution to the extent of contributions that would have been made under the ORSO Scheme.

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

The aggregate employer’s contributions, net of forfeited contributions, which have been dealt with in the consolidated income statement during the year are as follows:

	2012 HK$’000	2011 HK$’000	2010 HK$’000
Gross contributions
- Continuing operations	3,993	385	380
- Discontinued operations	38,074	43,487	38,440

	42,067	43,872	38,820

At August 31, 2012, there was no forfeited contribution available to offset future contributions by the Group to the ORSO Scheme (2011 and 2010: HK$Nil).

10	Directors’ and senior management’s emoluments

(a)	Directors’ remuneration

The remuneration of each director for the year ended August 31, 2012 is set out below:

Name of director	Fee HK$’000	Salary HK$’000	Discretionary bonuses HK$’000	Share- based payment HK$’000	Employer’s contribution to defined contribution scheme HK$’000	Total HK$’000
Wong Wai Kay, Ricky	—	6,707	1,050	—	670	8,427
Cheung Chi Kin, Paul	—	6,707	1,050	—	670	8,427
Yeung Chu Kwong, William (note (a))	—	7,477	66,163	8,901	342	82,883
Lai Ni Quiaque (note (a))	—	2,070	59,915	120	207	62,312
To Wai Bing (note (b))	—	6,199	4,200	—	192	10,591
Wong Nga Lai, Alice (note b))	—	1,659	1,839	—	166	3,664
Cheng Mo Chi, Moses	183	—	—	—	—	183
Lee Hon Ying, John	202	—	—	—	—	202
Chan Kin Man	190	—	—	—	—	190
Peh Jefferson Tun Lu	190	—	—	—	—	190

Total	765	30,819	134,217	9,021	2,247	177,069

Notes:

(a)	Mr. Yeung Chu Kwong, William and Mr. Lai Ni Quiaque resigned as Executive Directors with effect from May 30, 2012.
(b)	Ms. To Wai Bing and Ms. Wong Nga Lai, Alice were appointed as Executive Directors with effect from May 30, 2012.

The remuneration of each director for the year ended August 31, 2011 is set out below:

Name of director	Fee HK$’000	Salary HK$’000	Discretionary bonuses HK$’000	Share- based payment HK$’000	Employer’s contribution to defined contribution scheme HK$’000	Total HK$’000
Wong Wai Kay, Ricky	—	6,704	1,000	—	670	8,374
Cheung Chi Kin, Paul	—	6,706	1,000	—	670	8,376
Yeung Chu Kwong, William	—	9,733	1,310	3,006	456	14,505
Lai Ni Quiaque	—	2,762	635	1,906	276	5,579
Cheng Mo Chi, Moses	176	—	—	—	—	176
Lee Hon Ying, John	195	—	—	—	—	195
Chan Kin Man	182	—	—	—	—	182
Peh Jefferson Tun Lu	182	—	—	—	—	182

Total	735	25,905	3,945	4,912	2,072	37,569

No Director waived any emoluments in respect of the years ended August 31, 2011 and 2012.

The share-based payment represents the expenses determined based on the fair value of share options granted to certain directors under the Company’s share option scheme. Fair value of share options is estimated in accordance with the Group’s significant accounting policies in note 1. The details of the share-based payment are disclosed in note 11.

(b)	Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for the year include five (2011: four) directors whose emoluments are reflected in the analysis presented above. In 2011, the emoluments payable to the remaining one individual during the year are as follows:

2011 HK$’000
Basic salaries, other allowances and benefits in kind	2,523
Discretionary bonuses	300
Retirement benefit costs - defined contribution plans	181

3,004

The emoluments fell within the following band:

2011 Number of individual
HK$3,000,001 - HK$3,500,000	1

11	Equity settled share-based transactions

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

(a)	The terms and conditions of the options

Options that existed during the year ended August 31, 2012 are as follows, whereby all options are settled by physical delivery of shares:

	Number of option	Vesting conditions	Exercisable period
2002 Share Option Scheme

Options granted to directors:

-October 21, 2004	202,289	Condition 1	On or prior to October 20, 2014
-January 5, 2005	14,183,208	Condition 1	On or prior to October 20, 2014
-May 22, 2006	102,456	Condition 1	On or prior to May 21, 2016
-February 6, 2008	5,542,791	Condition 3 /6 /7	On or prior to February 5, 2018
-February 11, 2008	6,044,791	Condition 2 /6 /7	On or prior to February 10, 2018
-February 15, 2008	302,239	Condition 5	On or prior to December 23, 2012
-February 5, 2010	6,000,000	Condition 4 /7	On or prior to February 4, 2020

Options granted to Talents excluding Directors:

-October 21, 2004	3,605,682	Condition 1	On or prior to October 20, 2014
-May 22, 2006	1,122,227	Condition 1	On or prior to May 21, 2016

Total share options	37,105,683

Options that existed during the year ended August 31, 2011 are as follows, whereby all options are settled by physical delivery of shares:

	Number of option	Vesting conditions	Exercisable period
2002 Share Option Scheme

Options granted to directors:

-January 5, 2005	16,183,208	Condition 1	On or prior to October 20, 2014
-May 22, 2006	2,023,064	Condition 1	On or prior to May 21, 2016
-February 6, 2008	5,542,791	Condition 3 /6	On or prior to February 5, 2018
-February 11, 2008	6,044,791	Condition 2 /6	On or prior to February 10, 2018
-February 5, 2010	6,000,000	Condition 4	On or prior to February 4, 2020

Options granted to Talents excluding Directors:

-October 21, 2004	4,158,680	Condition 1	On or prior to October 20, 2014
-May 22, 2006	3,160,379	Condition 1	On or prior to May 21, 2016
-February 15, 2008	604,479	Condition 5	On or prior to December 23, 2012
-May 2, 2008	932,465	Condition 5 /6	On or prior to May 1, 2018

Total share options	44,649,857

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

During the year ended August 31, 2010, one of the market conditions in the option agreement has been replaced and the vesting of certain options became conditional upon the Company reaching a non-market performance condition. Upon fulfillment of this non-market performance condition, a portion of the options affected by this condition vest immediately, while other options affected by this condition vest evenly over a period of three years.

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

Condition 6

During the year ended August 31, 2011, one of the clauses in the option agreement has been modified. As a result of this modification, the expiry period of the share option has been extended to 10 years from the grant date of share options. The Group has accounted for the modification in accordance with IFRS 2 “Share-based payment” by measuring the incremental fair value which is the difference between the fair value of the modified share options and that of the original share options, both estimated as at the date of the modification, and recognizing the incremental fair value over the period from the modification date until the date when the modified share options vest. If the modification occurs after vesting date, the incremental fair value granted is recognized immediately. The balance of the original grant-date fair value as at the date of modification continues to be recognized over the remaining original vesting period. The total incremental fair value arisen from this modification amounts to HK$276,000.

Condition 7

During the year ended August 31, 2012 and in connection with the Disposal, certain conditions imposed on the share options were waived and all unvested outstanding share options become vested and exercisable immediately. The unamortized original grant date fair value was fully recognized to profit or loss as share-based payment expenses at the date of modification amounting to HK$8,328,000.

(b)	The number and weighted average exercise prices of share options are as follows:

	2012		2011
	Weighted average exercise price HK$	Number of options	Weighted average exercise price HK$	Number of options
2002 Share Option Scheme

Outstanding at the beginning of the year	2.03	37,105,683	1.87	44,649,857
Exercised during the year	2.03	(37,104,790)	1.05	(6,914,509)
Lapsed/ forfeited during the year	0.65	(893)	1.79	(629,665)

Outstanding at the end of the year	—	—	2.03	37,105,683

Exercisable at the end of the year	—	—	1.47	19,217,594

The weighted average share price at the date of exercise for the share options exercised during the year was HK$4.42 (2011: HK$5.63).

There is no options outstanding at August 31, 2012. The options outstanding at August 31, 2011 had a weighted average exercise price of HK$2.03 and a weighted average remaining contractual life of 3 years.

12	Goodwill

	2012 HK$’000	2011 HK$’000
Balance as at the beginning of the year	1,066	1,066
Disposal of Telecom Business	(1,066)	—

Balance as at the end of the year	—	1,066

13	Fixed assets

	Construction in progress	Investment properties	Leasehold land and buildings	Leasehold improvements	Furniture, fixtures and fittings	Telecommunications, network, computer and office equipment	Motor vehicles	Broadcasting and production equipment	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Cost:

At September 1, 2011	51,111	—	97,684	121,598	21,836	3,466,362	12,219	—	3,770,810
Additions	83,686	—	2,911	31,790	2,295	283,911	4,796	53,004	462,393
Disposals	—	—	(16,343)	(8,092)	(8,836)	(321,549)	(6,951)	(2,877)	(364,648)
Disposal of Telecom Business	—	—	(16,425)	(125,516)	(11,378)	(3,378,790)	(4,907)	—	(3,537,016)
Fair value adjustment	—	18,200	—	—	—	—	—	—	18,200
Exchange adjustments	—	—	—	(118)	(68)	(1,774)	—	—	(1,960)
Reclassification	—	—	—	—	—	(3,306)	—	3,306	—
Transfer to investment properties (note 13(b))	—	220,000	(57,361)	—	—	—	—	—	162,639

At August 31, 2012	134,797	238,200	10,466	19,662	3,849	44,854	5,157	53,433	510,418

Representing:
Cost	134,797	—	10,466	19,662	3,849	44,854	5,157	53,433	272,218
Valuation	—	238,200	—	—	—	—	—	—	238,200

	134,797	238,200	10,466	19,662	3,849	44,854	5,157	53,433	510,418

Accumulated depreciation:

At September 1, 2011	—	—	18,651	91,937	19,661	1,987,610	10,250	—	2,128,109
Charge for the year	—	—	1,352	10,896	991	170,419	1,403	2,476	187,537
Disposals	—	—	(16,343)	(7,784)	(8,640)	(300,564)	(6,424)	(2,870)	(342,625)
Disposal of Telecom Business	—	—	(955)	(91,764)	(9,791)	(1,829,916)	(3,062)	—	(1,935,488)
Exchange adjustments	—	—	—	(119)	(59)	(1,561)	—	—	(1,739)
Reclassification	—	—	—	—	—	(2,870)	—	2,870	—
Transfer to investment properties (note (13(b))	—	—	(2,517)	—	—	—	—	—	(2,517)

At August 31, 2012	—	—	188	3,166	2,162	23,118	2,167	2,476	33,277

Net book value:

At August 31, 2012	134,797	238,200	10,278	16,496	1,687	21,736	2,990	50,957	477,141

Cost:

At September 1, 2010	—	5,197	90,911	113,286	21,191	3,130,209	12,948	—	3,373,742
Additions	51,111	—	1,576	6,851	203	388,828	627	—	449,196
Disposals	—	—	—	—	(42)	(57,268)	(1,356)	—	(58,666)
Exchange adjustments	—	—	—	1,461	484	4,593	—	—	6,538
Transfer of investment property	—	(5,197)	5,197	—	—	—	—	—	—

At August 31, 2011	51,111	—	97,684	121,598	21,836	3,466,362	12,219	—	3,770,810

Accumulated depreciation:

At September 1, 2010	—	2,413	14,284	80,316	18,132	1,816,942	9,842	—	1,941,929
Charge for the year	—	104	1,850	10,349	1,121	203,009	1,764	—	218,197
Disposals	—	—	—	—	(42)	(36,098)	(1,356)	—	(37,496)
Exchange adjustments	—	—	—	1,272	450	3,757	—	—	5,479
Transfer of investment property	—	(2,517)	2,517	—	—	—	—	—	—

At August 31, 2011	—	—	18,651	91,937	19,661	1,987,610	10,250	—	2,128,109

Net book value:

At August 31, 2011	51,111	—	79,033	29,661	2,175	1,478,752	1,969	—	1,642,701

(a)	The Group’s total future aggregate lease income receivable under non-cancellable operating lease are as follows:

	2012 HK$’000	2011 HK$’000
Continuing operations:
Leases in respect of investment properties which are receivable:
- Within 1 year	13,659	—
- After 1 year but within 5 years	51,219	—

	64,878	—

Discontinued operations:
Leases in respect of telecommunications facilities and computer equipment which are receivable:
- Within 1 year	—	3,604
- After 1 year but within 5 years	—	2,653

	—	6,257

	64,878	6,257

(b)	During the year ended August 31, 2012, upon the completion of Disposal, certain properties were leased to the Telecom Business and resulted in a change in use from self use to leasing for rental income. Upon this change in use, the Group transferred these properties from leasehold land and buildings to investment properties. These investment properties are stated at their fair values in accordance with the accounting policy set out in note 1(g) and the appreciation in value of HK$165,156,000, representing the difference between their fair value and net book value at the date of the transfer, was credited to revaluation reserve.

During the year ended August 31, 2011, the lease of the investment property to a third party expired and the property has then been leased to a group entity for self-use. Upon this change in use, the Group transferred the investment property into leasehold land and buildings.

(c)	All investment properties of the Group were revalued as at August 31, 2012 on an open market value basis calculated by reference to net rental income allowing for reversionary income potential. The valuations were carried out by an independent firm of surveyors, RHL Appraisal Limited, who have among their staff Fellows of the Hong Kong Institute of Surveyors with recent experience in the location and category of property being valued.

(d)	The net book value of interests in leasehold land and buildings and investment properties situated in Hong Kong are analyzed as follows:

	2012 HK$’000	2011 HK$’000
Leases of between 10 to 50 years	383,275	130,144

Representing:
Construction in progress carried at cost	134,797	51,111
Leasehold land and buildings carried at cost	10,278	79,033
Investment properties stated at fair value	238,200	—

	383,275	130,144

(e)	In addition to the leasehold land and buildings classified as being held under a finance lease, the Group leases telecommunications/network, computer and office equipment under finance leases expiring from one to five years. At the end of the lease term the Group has the option to purchase the equipment at a price deemed to be a bargain purchase option. None of the leases included contingent rental.

At August 31, 2012, the net book value of telecommunications/network, computer and office equipment under finance lease held by the Group amounted to HK$92,000 (2011: HK$267,000).

(f)	The cost of construction in progress comprises premium paid for the land registered in Hong Kong with a lease term of about 36 years and expenditure incurred on the development of buildings not yet completed at the year-end.

(g)	Further particulars of the Group’s properties interest at August 31, 2012 are as follows:

Location	Use	Lease term	Attributable interest of the Group
Office 1, 2 and 3 on 7th Floor, Mongkok Harbour Centre, No. 638 Shanghai Street, Kowloon	Leasing for rental income	Medium term lease	100%
12/F,14/F-16/F & Roof on 17/F, Trans Asia Centre, No. 18 Kin Hong Street, Kwai Chung, New Territories	Leasing for rental income	Medium term lease	100%
13/F, Trans Asia Centre, No. 18 Kin Hong Street, Kwai Chung, New Territories	Self-use	Medium term lease	100%
The whole of 14/F and Lorry Parking Space No. L13 on 1/F, Mita Centre, Nos.552-566 Castle Peak Road, Kwai Chung, New Territories	Leasing for rental income	Medium term lease	100%

14	Intangible assets

	IRU of the tele- communications capacity HK$’000	Right to use of tele-communications services HK$’000	Others HK$’000	Total HK$’000
Cost:
At September 1, 2011	—	—	—	—
Additions	226,700	90,243	2,450	319,393
Written off	—	—	(2,450)	(2,450)

At August 31, 2012	226,700	90,243	—	316,943

Accumulated amortization:
At September 1, 2011	—	—	—	—
Amortization for the year	2,905	2,312	—	5,217

At August 31, 2012	2,905	2,312	—	5,217

Net book value:
At August 31, 2012	223,795	87,931	—	311,726

Upon the completion of Disposal and as part of the consideration received from the Disposal, the Group was granted the IRU to use certain capacity of the telecommunications network of the Telecom Business for a term of 20 years and right to use of the telecommunications services from the Telecom Business for a term of 10 years.

The fair value of IRU of telecommunications capacity and right to use of telecommunications services as at the completion date of the Disposal was determined by the Group with reference to comparable market transactions.

15	Principal subsidiaries

The following is a list of the principal subsidiaries which principally affected the results, assets or liabilities of the Group:

Name	Place of incorporation	Principal activities and place of operations	Particulars of issued share capital	Percentage of interest held as at August 31, 2012
Attitude Holdings Limited #	British Virgin Islands	Inactive	Ordinary US$1	100
Best Intellect Limited	British Virgin Islands	Investment holding in Hong Kong	Ordinary US$1	*100
Cosmo True Limited	British Virgin Islands	Property investment in Hong Kong	Ordinary US$1	*100
Excel Billion Profits Limited	Hong Kong	Inactive	Ordinary HK$10,000	100
Golden Trinity Holdings Limited #	British Virgin Islands	Investment holding in Hong Kong	Ordinary US$1	*100
Hong Kong Broadband Digital TV Limited	Hong Kong	Inactive	Ordinary HK$10,000	100
Hong Kong Broadband Television Company Limited	Hong Kong	Inactive	Ordinary HK$2	100
Hong Kong Media Production Company Limited	Hong Kong	Provision of multimedia production and distribution services	Ordinary HK$10,000	100
Hong Kong Television Network Limited	Hong Kong	Inactive	Ordinary HK$2	100
Leader Artiste Management Company Limited	Hong Kong	Provision of management and agency services to artistes	Ordinary HK$100	100
Multi Talent Enterprise Limited	British Virgin Islands	Investment holding in Hong Kong	Ordinary US$1	*100
CTI Guangzhou Customer Services Co. Ltd. (translated from the registered name in Chinese) ^	PRC	Provision of administrative support services in the PRC	Paid in capital of HK$8,000,000	—
Hong Kong Broadband Network Limited (“HKBN”) ^	Hong Kong	Provision of international telecommunications and fixed telecommunications network services in Hong Kong	Ordinary HK$383,049	—

*	Shares held directly by the Company.
#	Subsidiaries not audited by KPMG.
^	Subsidiaries disposed of during the year.

16	Deferred expenditure

	2012 HK$’000	2011 HK$’000
Balance as at the beginning of the year	44,635	35,612
Additions during the year	22,245	46,896
Less: amortization charge for the year	(29,902)	(37,873)

	36,978	44,635
Disposal of Telecom Business	(36,978)	—
Current portion	—	(29,312)

Balance as at the end of the year	—	15,323

Deferred expenditure represents costs incurred by the Telecom Business to acquire subscribers of the services offered by the Telecom Business, which are treated as customer acquisition costs and are amortized over the period of the underlying service subscription agreements.

17	Accounts receivable, other receivables, deposits and prepayments

	2012 HK$’000	2011 HK$’000
Accounts receivable	1,311	78,529
Less: Allowance for doubtful debts	—	(6,530)

	1,311	71,999
Other receivables, deposits and prepayments	31,581	90,984

	32,892	162,983

(a)	Aging analysis

The aging analysis of accounts receivable, before recognition of impairment losses, is as follows:

	2012 HK$’000	2011 HK$’000
Current - 30 days	573	44,949
31 - 60 days	565	16,417
61 - 90 days	94	6,861
Over 90 days	79	10,302

	1,311	78,529

The majority of the Group’s accounts receivable are due within 30 days from the date of billings. Customers with receivable that are more than 3 months overdue are requested to settle all outstanding balance before further credit is granted.

(b)	Impairment of accounts receivable

Impairment losses in respect of accounts receivable are recorded using an allowance account unless the Group is satisfied that recovery of the amount is remote, in which case the impairment loss is written off against accounts receivable directly (see note 1(k)(i)).

The movement in the allowance for doubtful debts during the year including both specific and collective loss components is as follows:

	2012 HK$’000	2011 HK$’000	2010 HK$’000
Balance as at the beginning of the year	6,530	5,823	3,160
Impairment loss recognized	9,707	13,636	14,742
Uncollectible amounts written off	(11,707)	(12,929)	(12,079)
Disposal of Telecom Business	(4,530)	—	—

Balance as at the end of the year	—	6,530	5,823

(c)	Accounts receivable that are not impaired

The aging analysis of accounts receivable that are neither individually nor collectively considered to be impaired are as follows:

	2012	2011
	HK$’000	HK$’000
Neither past due nor impaired	573	44,949
0 - 30 past due	565	16,417
31 - 60 past due	94	6,861
Over 60 past due	79	3,772

	1,311	71,999

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

(d)	Other receivables, deposits and prepayments

Other receivables, deposits and prepayments consist of deposits for purchase of fixed assets, rental deposit, interest receivable, unbilled revenue, prepayment and other receivables. All of the other receivables, except rental deposits and others amounting to HK$1,392,000 (2011: HK$9,026,000), are expected to be recovered within one year.

18	Bank deposits and cash

(a)	Term deposits

Term deposits are time deposits with banks with maturity over three months at acquisition.

(b)	Cash at bank and in hand

	2012	2011
	HK$’000	HK$’000
Time deposits with banks within three months of original maturity	—	263,270
Cash at bank and in hand	2,083,079	145,706

Cash at bank and in hand in the balance sheet	2,083,079	408,976

19	Accounts payable, other payables and accrued charges

	2012	2011
	HK$’000	HK$’000
Accounts payable	5,371	17,419
Other payables and accrued charges	31,118	209,585

	36,489	227,004

(a)	The aging analysis of the accounts payable is as follows:

	2012	2011
	HK$’000	HK$’000
Current - 30 days	2,920	11,719
31 - 60 days	315	245
61 - 90 days	84	733
Over 90 days	2,052	4,722

	5,371	17,419

(b)	Other payables and accrued charges

Other payables primarily consist of accrual for Talent salaries and bonus, carrier fees and charges, payable for purchase of fixed assets, advertising and promotional expenses as well as interest payable.

20	Deferred services revenue

Deferred services revenue primarily includes service fees received from customers in advance for the Group’s fixed telecommunications network services and international telecommunications services. Service fees received in advance is deferred and recognized as revenue on a straight-line basis over the related contract period. The deferred services revenue was disposed as part of the Telecom Business on May 30, 2012.

21	Capital and reserves

(a)	Share capital

	2012		2011
	No. of Shares	Amount HK$’000	No. of shares	Amount HK$’000
Authorized:
Ordinary shares of HK$0.10 each	2,000,000,000	200,000	2,000,000,000	200,000

Issued and fully paid:
Ordinary shares of HK$0.10 each
At the beginning of the year	771,911,853	77,191	764,997,344	76,500
Shares issued upon exercise of share options (note (i))	37,104,790	3,711	6,914,509	691

At the end of the year	809,016,643	80,902	771,911,853	77,191

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per ordinary share at meetings of the Company. All ordinary shares rank equally with regard to the Company’s residual assets.

Notes:

(i)	During the year ended August 31, 2012, 37,104,790 ordinary shares (2011: 6,914,509 ordinary shares) were issued at a weighted average exercise price of HK$2.03 per ordinary share (2011: HK$1.05 per ordinary share) to share option holders who had exercised their options with an aggregate consideration of HK$75,177,000 (2011: HK$7,232,000) of which HK$3,711,000 (2011: HK$691,000) was credited to share capital and the balance of HK$71,466,000 (2011: HK$6,541,000) was credited to the share premium account. HK$33,044,000 (2011: HK$1,957,000) has been transferred from the capital reserve to the share premium account in accordance with the accounting policy set out in note 1(r)(iv). These shares so issued rank pari passu with the then existing ordinary shares in issue.

(ii)	The movement of outstanding share options during the year was as follows:

Date of grant	Exercise price per share		Number of share options outstanding at September 1, 2011	Granted	Exercised	Forfeited	Number of share options outstanding at August 31, 2012
October 21, 2004	HK$	1.5224	3,807,971	—	(3,807,971)	—	—
January 5, 2005	HK$	1.5224	14,183,208	—	(14,183,208)	—	—
May 22, 2006	HK$	0.6523	1,224,683	—	(1,223,792)	(891)	—
February 6, 2008	HK$	1.7568	5,542,791	—	(5,542,790)	(1)	—
February 11, 2008	HK$	1.8660	6,044,791	—	(6,044,790)	(1)	—
February 15, 2008	HK$	1.7568	302,239	—	(302,239)	—	—
February 5, 2010	HK$	4.2400	6,000,000	—	(6,000,000)	—	—

			37,105,683	—	(37,104,790)	(893)	—

Each option entitles the holder to subscribe for one ordinary share of HK$0.10 each in the Company at a predetermined exercise price.

(b)	Nature and purpose of reserves

(i)	Share premium

The application of the share premium account is governed by Sections 48B of the Hong Kong Companies Ordinance.

(ii)	Capital reserve

The capital reserve comprises the portion of the grant date fair value of unexercised share options granted to Talents of the Group that was recognized in accordance with the accounting policy adopted for share based payment in note 1(r)(iv).

(iii)	Exchange reserve

The exchange reserve comprises all foreign exchange differences arising from the translation of the financial statements of operations outside Hong Kong. The reserve is dealt with in accordance with the accounting policies set out in note 1(e)(ii).

(c)	Capital management

The Group’s primary objectives when managing capital are to maintain a reasonable capital structure, safeguard the Group’s ability to continue as a going concern, and to provide returns for shareholders.

The Group manages the amount of capital in proportion to risk, and makes adjustments to its capital structure through the amount of dividend payment to shareholders, issuance of scrip and new shares, taking into account its future financial obligations and commitments.

The Group undertakes treasury management activities with respect to its surplus cash assets and monitors its capital structure to maintain sufficient cash for providing adequate funding for the development of the Group’s Multimedia Business.

Neither the Company nor any of its subsidiaries are currently subject to externally imposed capital requirements.

22	Deferred taxation

(a)	Deferred tax assets and liabilities recognized

(i)	The components of deferred tax (liabilities)/assets recognized in the consolidated balance sheet and the movement during the year are as follows:

	Depreciation allowances in excess of the related depreciation	Tax losses carried forward	Total
Deferred tax arising from:	HK$’000	HK$’000	HK$’000
At September 1, 2009	(131,766)	116,057	(15,709)
Charged to consolidated income statement	(15,027)	(25,107)	(40,134)
Exchange differences	(6)	6	—

At August 31, 2010	(146,799)	90,956	(55,843)

At September 1, 2010	(146,799)	90,956	(55,843)
Charged to consolidated income statement	(21,185)	(34,110)	(55,295)
Exchange differences	(7)	7	—

At August 31, 2011	(167,991)	56,853	(111,138)

At September 1, 2011	(167,991)	56,853	(111,138)
Charged to consolidated income statement	(25,849)	(21,461)	(47,310)
Disposal of Telecom Business	181,737	(24,635)	157,102

At August 31, 2012	(12,103)	10,757	(1,346)

(ii)	Reconciliation to the consolidated balance sheet

	The Group
	2012	2011
	HK$’000	HK$’000
Net deferred tax asset recognized in the balance sheet	—	—
Net deferred tax liabilities recognized in the balance sheet	(1,346)	(111,138)

	(1,346)	(111,138)

(b)	Deferred tax assets not recognized

As at August 31, 2012, the Group did not recognize deferred tax assets in respect of unused tax losses of HK$59,787,000 (2011: HK$8,087,000) as it was not probable that future taxable profits against which the losses could be utilized would be available in the relevant tax jurisdictions.

	The Group
	2012	2011
	HK$’000	HK$’000
Expiry in 15-20 years	—	2,412
No expiry date	59,787	5,675

	59,787	8,087

(c)	Deferred tax liabilities not recognized

As at August 31, 2011, the Group has not recognized deferred tax liabilities in respect of the 10% (or 5% if tax treaty relief is available) PRC dividend withholding tax on temporary differences relating to the undistributed profits of its PRC subsidiary amounted to HK$31,550,000, as the Group controls the dividend policy of the subsidiary and it has been determined that it is probable that profits will not be distributed in the foreseeable future.

23	Derivative financial instrument

	2012	2011
	HK$’000	HK$’000
Non-current liability

Interest rate swap, at fair value through profit or loss	9,663	11,564

As at August 31, 2012 and August 31, 2011, the Group has a 5-year interest rate swap contract with a HK$175,000,000 notional amount to hedge against interest rate risk. Under this arrangement, the Group will pay a fixed rate interest on the notional amount on a quarterly basis, and receive a floating interest rate at HIBOR rate. The contract is recognized initially at fair value and is remeasured at each balance sheet date.

The Interest rate swap does not quality for hedge accounting under IAS 39, Financial instruments: Recognition and measurement , and therefore changes in its fair value is recognized immediately in profit or loss.

24	Obligations under finance leases

	2012	2011
	HK$’000	HK$’000
Obligations under finance leases (note (a))	245	393
Current portion of - obligations under finance leases	(85)	(105)

	160	288

At August 31, 2012, the Group’s long-term debt and other liabilities were repayable as follows:

	2012	2011
	HK$’000	HK$’000
Obligations under finance leases
- Within 1 year	85	105
- After 1 year but within 2 years	90	105
- After 2 years but within 5 years	70	183

	245	393
Less: Current portion of obligations under finance leases	(85)	(105)

	160	288

Notes:

(a)	At August 31, 2012, the Group had obligations under finance leases repayable as follows:

	2012			2011
	Present value of the minimum lease payments	Interest expense relating to future periods	Total minimum lease payments	Present value of the minimum lease payments	Interest expense relating to future periods	Total minimum lease payments
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Within 1 year	85	10	95	105	20	125

After 1 year but within 2 years	90	5	95	105	14	119
After 2 years but within 5 years	70	1	71	183	8	191

	160	6	166	288	22	310

	245	16	261	393	42	435

25	Notes to the consolidated cash flow statement

(a)	Reconciliation of profit before taxation to net cash inflow generated from operations

	2012 HK$’000	2011 HK$’000	2010 HK$’000
Profit before taxation	3,748,562	372,869	259,545
Depreciation of owned fixed assets	187,396	217,790	198,323
Depreciation of fixed assets held under finance lease	141	407	706
Depreciation capitalized as programme costs	(1,632)	—	—
Amortization of deferred expenditure	29,902	37,873	48,621
Intangible assets written off	2,450	—	—
Interest income	(17,241)	(3,366)	(11,372)
Interest element of finance lease	19	30	42
(Gain)/loss on disposal of fixed assets	(1,999)	1,008	(1,375)
Equity settled share-based transactions	10,480	4,652	5,347
Valuation gains on investment property	(18,200)	—	—
Gain on sale of discontinued operations	(3,520,088)	—	—
Amortization of intangible assets	5,217	—	—
Loss on extinguishment of 10-year senior notes	—	—	9,650
Change in fair value of derivative financial instrument	(1,901)	271	11,293
Interest, amortization and exchange difference on 10-year senior notes	—	—	6,069
Other borrowings costs	3,763	3,473	3,260
Amortization of upfront cost on long-term bank loan	—	182	192
Interest expenses on bank borrowings	—	1,152	1,379
Write-off of upfront costs upon settlement of long-term bank loan	—	1,251	—

Net cash inflow before working capital changes	426,869	637,592	531,680
(Increase)/decrease in long-term receivable and prepayment	(716)	1,073	917
(Increase)/decrease in accounts receivable, other receivables, deposits and prepayments	(108,169)	26,543	738
Increase in programme costs	(85,985)	—	—
Increase in deferred expenditure	(22,245)	(46,896)	(34,773)
Decrease in accounts payable, other payables, accrued charges and deposits received	(19,181)	(9,490)	(1,937)
Decrease in deferred service revenue	(5,646)	(19,911)	(8,272)

Net cash inflow generated from operations	184,927	588,911	488,353

(b)	Analysis of financing activities during the year

	Share capital (including share premium and capital reserve) HK$’000	Obligations under finance leases HK$’000	10-year senior notes HK$’000	Long-term bank loan HK$’000
Balance at September 1, 2009	770,858	732	162,586	—
Share issued upon exercise of share options	16,744	—	—	—
Share issued upon placement	379,612	—	—	—
Purchase of fixed assets under finance lease	—	90	—	—
Repayment of capital element of finance lease	—	(217)	—	—
Repurchase and redemption of 10-year senior notes	—	—	(172,423)	—
Loss on extinguishment of 10-year senior notes	—	—	9,650	—
Amortization of incidental issuance costs	—	—	188	—
Net proceeds from new bank loan	—	—	—	123,375
Amortization of upfront costs on long-term bank loan	—	—	—	192
Equity settled share-based transactions	5,347	—	—	—
Effect of foreign exchange rate changes	—	—	(1)	—

Balance at August 31, 2010	1,172,561	605	—	123,567

Balance at September 1, 2010	1,172,561	605	—	123,567
Share issued upon exercise of share options	7,232	—	—	—
Repayment of capital element of finance lease	—	(212)	—	—
Repayment of long-term bank loan	—	—	—	(125,000)
Write-off of upfront costs upon settlement of long-term bank loan	—	—	—	1,251
Amortization of upfront cost of bank loan	—	—	—	182
Equity settled share-based transactions	4,652	—	—	—

Balance at August 31, 2011	1,184,445	393	—	—

Balance at September 1, 2011	1,184,445	393	—	—
Share issued upon exercise of share options	75,177	—	—	—
Repayment of capital element of finance lease	—	(99)	—	—
Disposal of Telecom Business	—	(49)	—	—
Equity settled share-based transactions	10,480	—	—	—
Share options lapsed	(1,195)	—	—	—

Balance at August 31, 2012	1,268,907	245	—	—

26	Financial instruments

Exposure to credit, liquidity and interest rate risks arises in the normal course of the Group’s business. These risks are limited by the Group’s financial management policies and practices described below.

(a)	Credit risk

The Group’s credit risk is primarily attributable to trade and other receivables. Management has a credit policy in place and the exposure to the credit risk is monitored on an ongoing basis.

In respect of trade and other receivables, credit evaluations are performed on all customers requiring credit over a certain amount. These evaluations focus on the customer’s past history of making payments when due and current ability to pay, and take into account information specific to the customer as well as pertaining to the economic environment in which the customer locates. These receivables are due within 30 days from the date of billing. Customers with receivables that are more than 3 months overdue are requested to settle all outstanding balances before any further credit is granted. The Group generally does not obtain collateral from customers.

The Group’s exposure to credit risk is influenced mainly by individual characteristics of each customer. The default risk of the country in which customer locates also has an influence on credit risk but to a lesser extent. Concentrations of credit risk with respect to accounts receivable are limited due to the Group’s customer base being large and unrelated. As such, management does not expect any significant losses of accounts receivable that have not been provided for by way of allowances as disclosed in note 17.

The maximum exposure to credit risk is represented by the carrying amount of each financial asset after deducting any impairment allowance, in the balance sheet. Except for the financial guarantee given by the Group as disclosed in note 27, the Group does not provide any other guarantees which expose the Group to credit risk. The maximum exposure to credit risk in respect of these financial guarantees at the balance sheet date is disclosed in note 27.

Further quantitative disclosures in respect of the Group’s exposure to credit risk arising from accounts receivable are set out in note 17.

(b)	Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of credit facilities and the ability to close out market positions. To cope with the funding requirement of future business expansion and development, the Group aims to maintain flexibility in funding by keeping adequate free cash and credit lines available.

The Group determines that there is no significant liquidity risk in view of our adequate funds and unutilized banking facilities.

The following table details the remaining contractual maturities at the balance sheet date of the Group’s financial liabilities, which are based on undiscounted cash flows (including interest) and the earliest date the Group can be required to pay.

	2012					2011
	Carrying amount HK$’000	Total contractual undiscounted cash flow HK$’000	Within 1 year or on demand HK$’000	More than 1 year but less than 2 years HK$’000	More than 2 years but less than 5 years HK$’000	Carrying amount HK$’000	Total contractual undiscounted cash flow HK$’000	Within 1 year or on demand HK$’000	More than 1 year but less than 2 years HK$’000	More than 2 years but Less than 5 years HK$’000
Current liabilities

Bank overdrafts - unsecured	3,026	3,026	3,026	—	—	845	845	845	—	—
Accounts payable	5,371	5,371	5,371	—	—	17,419	17,419	17,419	—	—
Other payables and accrued charges	31,118	31,118	31,118	—	—	209,585	209,585	209,585	—	—
Deposits received	2,259	2,259	2,259	—	—	26,969	26,969	26,969	—	—
Obligations under finance leases	85	95	95	—	—	105	125	125	—	—
Non-current liabilities
Derivative financial instrument	9,663	10,060	4,619	4,174	1,267	11,564	12,590	4,716	4,000	3,874
Obligations under finance leases	160	166	—	95	71	288	310	—	119	191

	51,682	52,095	46,488	4,269	1,338	266,775	267,843	259,659	4,119	4,065

(c)	Interest rate risk

The Group’s interest-rate risk arose mainly from the 5-year interest rate swap contract with a HK$175,000,000 notional amount as at August 31, 2012 and 2011. The Group will pay a fixed rate interest on the notional amount on a quarterly basis, and receive a floating interest rate at HIBOR rate.

Sensitivity analysis

The Group’s profit attributable to shareholders would increase by approximately HK$1,750,000 (2011: HK$1,750,000) in response to a 100 basis-points increase in market interest rates applicable as at August 31, 2012, with all other variables held constant. The analysis performed including the effect of the Group’s interest rate swap contract as disclosed in note 23 to the financial statements.

(d)	Foreign currency risk

All the Group’s monetary assets and liabilities are primarily denominated in either Hong Kong dollars or United States dollars. Given the exchange rate of the Hong Kong dollar to the U.S. dollar has remained close to the current pegged rate of HKD7.80 = USD1.00 since 1983, management does not expect significant foreign exchange gains or losses between the two currencies. The Group did not have significant foreign currency risk at the balance sheet date.

(e)	Fair values

Financial instrument carried at fair value

The following table presents the carrying value of financial instrument measured at fair value at the balance sheet date across the three levels of the fair value hierarchy defined in IFRS 7, Financial Instruments: Disclosures , with the fair value of each financial instrument categorized in its entirety based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

•	Level 1 (highest level): fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments

•

Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data

•	Level 3 (lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data

2012

	Level 1 HK$’000	Level 2 HK$’000	Level 3 HK$’000	Total HK$’000
Liability
Derivative financial instrument:
- Interest rate swap	—	9,663	—	9,663

2011

	Level 1 HK$’000	Level 2 HK$’000	Level 3 HK$’000	Total HK$’000
Liability
Derivative financial instrument:
- Interest rate swap	—	11,564	—	11,564

(f)	Estimation of fair values

Fair value of financial instruments is estimated as follows:

(i)	Trade receivables less impairment provision and account payables are assumed to approximate their fair values.

(ii)	The fair value of the interest rate swap is determined based on the discounted cash flow technique which takes into account estimated amount that the Group would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counterparties. Where discounted cash flow techniques are used, estimated future cash flows are based on management’s best estimates and the discount rate is a market related rate for a similar instrument at the balance sheet date.

27	Contingent liabilities

	2012 HK$’000	2011 HK$’000
Bank guarantees provided to suppliers	—	1,330
Bank guarantee in lieu of payment of utility deposits	1,950	5,572

	1,950	6,902

At August 31, 2012, HK$1,950,000 (2011: HK$6,902,000) of the HK$23,260,000 (2011: HK$38,900,000) total banking facility was utilized by the Company and the subsidiaries.

28	Commitments

(a)	Capital commitments

	2012 HK$’000	2011 HK$’000
Purchase of telecommunications, computer and office equipment
- contracted but not provided for	4,958	141,432

Construction of multimedia production and distribution center
- authorized but not contracted for	827,401	600,000
- contracted but not provided for	41,659	—

Others
- contracted but not provided for	—	5,000

(b)	Commitments under operating leases

At August 31, 2012 and 2011, the Group has future aggregate minimum lease payments under non-cancellable operating leases as follows:

	2012 HK$’000	2011 HK$’000
Leases in respect of land and buildings which are payable:
- Within 1 year	5,373	27,679
- After 1 year but within 5 years	2,294	20,642

	7,667	48,321

Leases in respect of telecommunications facilities and computer equipment which are payable
- Within 1 year	—	63,300
- After 1 year but within 5 years	—	17,103
- After 5 years	—	3,211

	—	83,614

	7,667	131,935

(c)	Programme fee commitments

The Group entered into several long-term agreements with programme content providers for the rights to use certain programme contents and with certain production-related Talents for future production in the Group’s multimedia production business and IP-TV. Minimum amounts of programme fees and other production-related costs to be paid by the Group are analyzed as follows:

	2012 HK$’000	2011 HK$’000
Programme fee in respect of programme rights which are payable:
- Within 1 year	96,613	25,777
- After 1 year but within 5 years	106,669	27,197

	203,282	52,974

29	Material related party transactions

In addition to the transactions and balances disclosed elsewhere in these financial statements, the Group entered into the following material related party transactions.

Key management personnel remuneration

Remuneration for key management personnel, including amounts paid to the Company’s Directors as disclosed in note 10(a) and certain of the highest paid Talents as disclosed in note 10(b), is as follows:

	2012 HK$’000	2011 HK$’000	2010 HK$’000
Short-term Talent benefits	176,852	35,979	40,716
Post-employment benefits	2,488	2,616	2,725
Equity compensation benefits	9,546	4,652	5,347

	188,886	43,247	48,788

30	Accounting estimates and judgments

Key sources of estimation uncertainty

Note 11, 13 and 26 contain information about the assumptions and risk factors relating to fair value of share options, investment property and financial instruments. Other key sources of estimation uncertainty are as follows:

(a)	Provision for programme cost

If circumstances indicate that the carrying amount of programmes cost may not be fully recovered, provision for programme cost to write down the amount to net realizable values is recognized as an expense in the period the write down occurs.

(b)	Impairment of assets

If circumstances indicate that the carrying value of property, plant and equipment and intangible assets may not be fully recoverable, these assets may be considered impaired, and an impairment loss may be recognized in accordance with IAS 36, Impairment of assets. In assessing whether there is any indication that an asset may be impaired, the Group considers all readily available information from both internal and external source. When there is adverse change in circumstance, additional impairment may be required.

31	Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended August 31, 2012

Up to the date of issue of these financial statements, the IASB has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended August 31, 2012 and which have not been adopted in these financial statements.

Effective for accounting periods beginning on or after

Amendments to IAS 1	Presentation of financial statements - Presentation of items of other comprehensive income	July 1, 2012

IFRS 10	Consolidated financial statement	January 1, 2013

IFRS 12	Disclosure of interest in other entities	January 1, 2013

IFRS 13	Fair value measurement	January 1, 2013

IAS 27	Separate financial statements (2011)	January 1,2013

Amendments to IFRS 7	Financial instruments: Disclosures - Offsetting financial assets and financial liabilities	July 1, 2013

Amendments to IAS 32	Financial instruments: Presentation - Offsetting financial assets and financial liabilities	January 1, 2014

IFRS 9	Financial instruments	January 1, 2015

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

CITY TELECOM (H.K.) LIMITED

By:	/s/ To Wai Bing
	Name:	To Wai Bing
	Title:	Chief Executive Officer

By:	/s/ Wong Nga Lai, Alice
	Name:	Wong Nga Lai, Alice
	Title:	Chief Financial Officer

Date: December 31, 2012