Form 20-F
period 2013-08-31
Hong Kong Television Network Ltd
filed 2013-12-27
CIK 1097086

As filed with the Securities and Exchange Commission on December 27, 2013

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended August 31, 2013

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 000-30354

Hong Kong Television Network Limited

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

NONE

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 809,016,643 Ordinary Shares, par value HK$0.10 per share.

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

i

ii

USE OF DEFINED TERMS

Except as otherwise indicated by the context, references in this annual report to:

“Articles”	are to the Company’s Memorandum and Articles of Association;

“Centre”	are to the Television and Multimedia Production Centre under construction in Tseung Kwan O Industrial Estate in Hong Kong;

“Exchange Act”	are to the Securities Exchange Act of 1934;

“fiscal year” or “fiscal”	are to the Company’s fiscal year ended August 31 for the year referenced;

“FTNS Business”	are to our former business segment in which we provided fixed telecommunications network services, including dial-up and broadband Internet access services, local VoIP services, IP-TV services and corporate data services;

“Guangzhou Agreement”	are to the sale and purchase agreement dated April 19, 2012 entered into by the Company and Metropolitan Light (HK) Company Limited, a company incorporated in Hong Kong and a wholly-owned subsidiary of Metropolitan Light Company Limited;

“Hong Kong Companies Ordinance”	are to Chapter 32 of the laws of Hong Kong;

“HKBA” or the “Hong Kong Broadcasting Authority”	are to an independent statutory body established by the Hong Kong government for the regulation of the broadcasting industry in Hong Kong;

“HKCA” or the “Office of the Communications Authority”	are to a unified regulatory body for the broadcasting and the telecommunications sectors, which has taken over the functions and responsibilities of the HKBA and the Hong Kong Telecommunications Authority since April 1, 2012;

“HKBN”	are to Hong Kong Broadband Network Limited, a former wholly-owned subsidiary of the Company;

“HKMA” or “Hong Kong Monetary Authority”	are to the government authority in Hong Kong responsible for maintaining monetary and banking stability in Hong Kong;

“HKSE”	are to The Stock Exchange of Hong Kong Limited;

“HKSE Listing Rules”	are to Rules Governing the Listing of Securities on the HKSE;

“HKTV” or the “Company”	are to Hong Kong Television Network Limited;

“IDD Business”	are to our former business segment in which we provided international direct dialing telecommunications services, including international long distance call services;

“IFRSs”	are to International Financial Reporting Standards, as issued by the International Accounting Standards Board;

“OTT”	are to Over-The-Top, which is the delivery of multimedia contents over the Internet;

“Mobile TV Acquisition”	are to our acquisition on December 20, 2013 of the entire issued share capital of the Target Company pursuant to an option exercised by the Company under an agreement dated August 16, 2013 entered into between the Company and the Vendor;

“Mobile TV Spectrum”	are to the frequency at 678 – 686 MHz and microwave link in the frequency range of 7910 – 7920 MHz for the provision of broadcast-type mobile television services;

“Multimedia Business”	are to our business in which we provide multimedia production and distribution and other multimedia related services, including the offer of television programming, multimedia and drama productions, content distribution and other related services;

“Sarbanes-Oxley Act”	are to the Sarbanes-Oxley Act of 2002;

“SEC”	are to the Securities and Exchange Commission;

“Securities Act”	are to the Securities Act of 1933;

“Talents”	are to all individuals employed by us including the directors of the Company;

“Target Company”	are to China Mobile Hong Kong Corporation Limited, a company incorporated in Hong Kong with limited liability and, prior to the Mobile TV Acquisition, a wholly-owned subsidiary of the Vendor;

“Telecom Group Agreement”	are to the sale and purchase agreement dated March 31, 2012 entered into between the Company and Metropolitan Light Company Limited in relation to the disposal of 100% of the issued share capital of City Telecom International Limited, Credibility Holdings Limited and Automedia Holdings Limited;

“Telecom Business”	are to the disposed businesses, which include the FTNS Business and IDD Business;

“Unified Carrier Licence”	are to a unified carrier licence issued by the Communications Authority to the Target Company;

“Vendor”	are to China Mobile Hong Kong Company Limited, a company incorporated in Hong Kong with limited liability and an wholly-owned subsidiary of China Mobile Limited, a company listed on the New York Stock Exchange and the main board of the HKSE; and

“we”	are to Hong Kong Television Network Limited and/or its subsidiaries, as the context requires.

CURRENCY TRANSLATION

We publish our consolidated financial statements in Hong Kong dollars. In this annual report, references to “Hong Kong dollars” or “HK$” are to the currency of Hong Kong, and references to “U.S. dollars” or “US$” are to the currency of the United States. This annual report contains translations of Hong Kong dollar amounts into U.S. dollar amounts, solely for your convenience. Unless otherwise indicated, the translations have been made at US$1.00 = HK$7.7544, which was the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on August 30, 2013. On December 13, 2013 the exchange rate was
US$1.00 = HK$7.7534. You should not construe these translations as representations that the Hong Kong dollar amounts actually represent such U.S. dollar amounts or could have been or could be converted into U.S. dollars at the rates indicated or at any other rates.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that are, by their nature, subject to significant risks and uncertainties. These include statements with respect to our plans, strategies and beliefs and other statements that are not historical facts. These statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “intend”, “estimate”, “continue”, “plan”, “predict”, “project” or other similar words. The statements are based on management’s assumptions and beliefs in light of the information currently available to us.

These assumptions involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from those expressed or implied by such forward looking statements. Potential risks and uncertainties include:

•	our ability to identify and implement other business plans for the development of our Multimedia Business after the rejection on our application for the domestic free television programme service licence by the government of Hong Kong;

•	our ability to evaluate and introduce different distribution channels, platforms and approaches to distribute our completed programmes;

•	our ability to introduce new services to the market and the popularity of those new services to the market;

•	our ability to integrate and manage our strategic acquisitions;

•	changes in our regulatory environment;

•	increasing competition in the multimedia market, including the television programming and content production market in Hong Kong and the international content licensing and distribution market;

•	viewer preferences on self-produced and purchased contents;

•	consumer viewing habits;

•	the benefits we expect to derive from the Centre under construction in Tseung Kwan O Industrial Estate in Hong Kong;

•	the stability and continued development of the telecommunications network of our prior Telecom Business, to which the Company is granted a 20-year indefeasible right of use, and which will form one of the main channels of distribution in Hong Kong for the Company’s television and multimedia contents;

•	our limited experience in multimedia production and content distribution, thereby making forecasting difficult;

•	changes in technology; and

•	changes in the Hong Kong and global economic environment.

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

A. Selected Financials

Historical financial information

The following table presents our selected historical financial data as of and for each of the five years ended August 31, 2013. Except for amounts presented in U.S. dollars, the selected historical consolidated income statement data and other financial data for the years ended August 31, 2011, 2012 and 2013 and the selected historical consolidated balance sheet data as of August 31, 2012 and 2013 set forth below are derived from, should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements, including the related notes, included elsewhere in this annual report. The selected historical consolidated balance sheet data as of August 31, 2009, 2010 and 2011 set forth below are derived from our audited consolidated financial statements that are not included in this annual report. The selected historical consolidated income statement data for the years ended August 31, 2009 and 2010 are presented on the same basis as our consolidated financial statements included in the annual report to show the results of the disposed Telecom Business as discontinued operations. Our consolidated financial statements have been prepared in accordance with IFRSs.

Selected consolidated income statement data:

	For the year ended August 31,
	2009	2010	2011	2012	2013	2013
	HK$	HK$	HK$	HK$	HK$	US$
	(in thousands, except per share data)
Continuing operations:
Turnover	—	—	—	3,762	7,802	1,006
Cost of sales	—	—	—	(6,006)	(15,706)	(2,025)
Valuation gains on investment properties	—	—	—	18,200	43,400	5,597
Other operating expenses	(20,071)	(21,932)	(23,481)	(104,960)	(201,514)	(25,987)
Other income/(loss), net	37,049	(7,696)	3,456	19,920	128,909	16,624
Finance costs, net	(54,241)	(21,289)	(7,303)	(2,455)	(4,860)	(627)

Loss before taxation	(37,263)	(50,917)	(27,328)	(71,539)	(41,969)	(5,412)
Income tax credit/ (expenses)	321	(5,611)	(4,782)	(2,281)	1,659	214

Loss from continuing operations	(36,942)	(56,528)	(32,110)	(73,820)	(40,310)	(5,198)

Discontinued operations:
Profit from discontinued operations (net of tax)	249,771	273,394	346,025	3,771,694	—	—

(Loss)/profit for the year	212,829	216,866	313,915	3,697,874	(40,310)	(5,198)

Attributable to:
Equity shareholders of the Company
-Continuing operations	(36,942)	(56,528)	(32,110)	(71,406)	(40,310)	(5,198)
-Discontinued operations	249,771	273,394	346,025	3,771,694	—	—

	212,829	216,866	313,915	3,700,288	(40,310)	(5,198)

Non-controlling interest
-Continuing operations	—	—	—	(2,414)	—	—
-Discontinued operations	—	—	—	—	—	—

	—	—	—	(2,414)	—	—

(Loss)/profit for the year	212,829	216,866	313,915	3,697,874	(40,310)	(5,198)

	For the year ended August 31,
	2009	2010	2011	2012	2013	2013
	HK$	HK$	HK$	HK$	HK$	US$
	(in thousands, except per share data)
Basic (loss)/earnings per share (cents)
-Continuing and discontinued operations	32.4	30.7	40.8	471.9	(5.0)	(0.6)
-Continuing operations	(5.6)	(8.0)	(4.1)	(9.0)	(5.0)	(0.6)
-Discontinued operations	38.0	38.7	44.9	480.9	—	—
Diluted (loss)/earnings per share (cents)(1)
-Continuing and discontinued operations	31.8	29.4	39.6	465.1	(5.0)	(0.6)
-Continuing operations	(5.6)	(8.0)	(4.1)	(9.0)	(5.0)	(0.6)
-Discontinued operations	37.3	37.1	43.7	474.1	—	—

Selected consolidated balance sheet data:

	As of August 31,
	2009	2010	2011	2012	2013	2013
	HK$	HK$	HK$	HK$	HK$	US$
	(in thousands)
Total assets	1,790,408	2,251,549	2,264,462	3,537,356	3,833,047	494,306
10-year senior notes due 2015	(162,586)	—	—	—	—	—
Long-term bank loan – unsecured	—	(123,567)	—	—	—	—
Finance lease obligations – non-current portion	(530)	(393)	(288)	(160)	(70)	(9)
Derivative financial instrument	—	(11,293)	(11,564)	(9,663)	(5,181)	(668)
Finance lease obligations – current portion	(202)	(212)	(105)	(85)	(90)	(12)
Other liabilities	(398,563)	(427,545)	(455,124)	(44,055)	(577,084)	(74,420)

Total liabilities	(561,881)	(563,010)	(467,081)	(53,963)	(582,425)	(75,109)

Net assets	1,228,527	1,688,539	1,797,381	3,483,393	3,250,622	419,197

Share capital	66,418	76,500	77,191	80,902	80,902	10,433
Share premium	681,208	1,074,997	1,083,495	1,188,005	1,188,005	153,203
Reserves	480,901	537,042	636,695	2,214,486	1,981,715	255,561

Total shareholders’ equity	1,228,527	1,688,539	1,797,381	3,483,393	3,250,622	419,197

Other financial data:

	For the year ended August 31,
	2009	2010	2011	2012	2013	2013
	HK$	HK$	HK$	HK$	HK$	US$
	(in thousands)
Net cash (outflow)/inflow from operating activities	536,771	485,340	585,899	181,924	(356,804)	(46,013)
Net cash (outflow)/inflow from investing activities	(176,488)	(306,254)	(414,189)	3,681,791	(1,781,342)	(229,720)
Net cash inflow/(outflow) from financing activities	(561,292)	178,307	(343,112)	(2,191,749)	403,762	52,069
Capital expenditures(2)
-Continuing operations	—	—	51,255	178,750	37,708	4,863
-Discontinued operations	286,734	344,844	397,941	283,643	—	—

Notes:

(1)	Diluted (loss)/earnings per share is computed by dividing (loss)/profit for the year by the diluted weighted average number of ordinary shares at the end of the year.

(2)	Capital expenditures represent additions to fixed assets and include non-cash transactions.

Exchange rate information

The Hong Kong dollar is freely convertible into other currencies (including the U.S. dollar). Since 1983, the Hong Kong dollar has been officially linked to the U.S. dollar and the current rate is US$1.00 to HK$7.80. Despite the efforts of the HKMA to keep the official exchange rate stable, the market exchange rate of the Hong Kong dollar against the U.S. dollar is influenced by the forces of supply and demand in the foreign exchange markets. Furthermore, the official exchange rate is itself subject to fluctuations and can be reset in circumstances where the secondary foreign exchange markets move beyond the HKMA’s ability to back the official rate with foreign reserves.

Exchange rates between the Hong Kong dollar and other currencies are influenced by the rate between the U.S. dollar and the Hong Kong dollar.

The following table sets forth the average, high, low and period-end exchange rate between the Hong Kong dollar and the U.S. dollar (in Hong Kong dollars per U.S. dollar) for the fiscal periods indicated:

	Average(1)	High	Low	Period-end
	HK$	HK$	HK$	HK$
Fiscal 2009	7.7550	7.8094	7.7495	7.7505
Fiscal 2010	7.7646	7.8040	7.7495	7.7781
Fiscal 2011	7.7776	7.8087	7.7506	7.7876
Fiscal 2012	7.7670	7.8040	7.7532	7.7560
Fiscal 2013	7.7559	7.7654	7.7493	7.7544
June 2013	7.7602	7.7654	7.7534	7.7560
July 2013	7.7567	7.7587	7.7535	7.7558
August 2013	7.7553	7.7564	7.7537	7.7544
September 2013	7.7543	7.7557	7.7533	7.7551
October 2013	7.7536	7.7545	7.7524	7.7530
November 2013	7.7523	7.7535	7.7512	7.7526
December 2013 (through December 13, 2013)	7.7532	7.7543	7.7517	7.7534

Note:

(1)	The average rates on the last business day of each month during the relevant fiscal year or the average rates for each business day during the relevant monthly period.

Source: For all periods prior to January 1, 2009, the exchange rate refers to the noon buying rate as reported by the Federal Reserve Bank of New York. For periods beginning on or after January 1, 2009, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board.

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

Risks Relating to Our Business and Operations

Our application for a domestic free television programme service licence in Hong Kong was rejected.

In 2009, we submitted an application for a domestic free television programme service licence in Hong Kong to the HKBA. On October 15, 2013, the Chief Executive in Council announced that it had rejected our application. As a result, we are not able to operate domestic free television programme services in Hong Kong. As domestic free television was expected to be one of the major distribution channels for our self-produced television contents and the primary source of our advertising revenue, we will need to explore other distribution channels. Developing alternative distribution channels involves significant uncertainties, and we may not be able to generate revenue in the short term or become profitable in the long run.

We have taken legal advice and are considering and preparing to apply for leave for commencing judicial review against the Chief Executive in Council’s decision. The judicial review process may be protracted and costly and might not be successful. Even if a judicial review of the Chief Executive in Council’s decision is successful, we will not necessarily be granted a domestic free television programme service licence; a successful judicial review may merely mean that the Chief Executive in Council shall reconsider our application in light of the outcome of the judicial review.

If we do not make real progress in obtaining a domestic free television programme service licence in Hong Kong within the next several months, we may cease pursuing the domestic free television business in Hong Kong, which may have a material adverse effect on our business, prospects, financial condition and results of operations.

We have a limited operating history in our Multimedia Business, which makes it difficult to evaluate our business.

We have a limited operating history in the Multimedia Business for you to evaluate our business, financial performance and prospects. Our historical results, which were largely based on the Telecom Business that we disposed of in May 2012, are not indicative of our future performance. To date, we have not achieved significant revenue or profitability in our Multimedia Business and, going forward, we may not be able to generate revenue or achieve profitability.

We may not be able to implement our business plans and expansion strategies successfully.

We might not be able to implement our business plans and expansion strategies successfully. Our business plans include expanding our presence in the multimedia and television industry. We also plan to distribute our multimedia contents to Internet portals and overseas markets. In particular, we have decided to launch our OTT and mobile television services and expect to begin distributing our multimedia contents through these platforms on or about July 1, 2014. Our business plans and strategies have been formulated based on a number of assumptions, including successful cooperation with our business partners, and are expected to place substantial demands on our managerial, operational, financial and other resources.

The success of our business plans and expansion strategies depends on a number of factors including our ability to:

•	build our infrastructure on schedule and within budget;

•	produce high-quality contents appealing to our customers within budget;

•	generate revenue through advertising, content licensing and distribution, content production, artiste management and other multimedia related platforms;

•	develop effective marketing channels in Hong Kong and international markets; and

•	maintain effective operational costs and quality control.

The failure to achieve any of the above could increase our costs of operation and investments. We may not be able to manage our operations efficiently to compete successfully in our existing markets or any new markets that we may enter, which may materially and adversely affect our business, prospects, financial condition and results of operations.

If we are not successful in integrating and managing our strategic acquisitions, our business and results of operations may suffer and we may incur exceptional expenses or write-offs.

We have completed acquisitions in the past and may continue to pursue strategic acquisitions in line with our business strategy. For example, on December 20, 2013, we, through one of our wholly-owned subsidiaries, acquired the Target Company, which is principally engaged in the provision of mobile television and related services and holds, among other things, the Mobile TV Spectrum, the Unified Carrier Licence and access to infrastructure, facilities and equipment for the provision of broadcast-type mobile television services in Hong Kong. The Target Company does not provide any mobile telephony services in Hong Kong. For the Target Company and other companies we may acquire in the future, we could have difficulty in assimilating the acquired company’s personnel, operations, products, services and technology into our operations. In addition, we may be unsuccessful in obtaining qualifications or consents necessary for the operation of the acquired businesses. These difficulties could disrupt our business, distract our management and employees and increase our expenses, including causing us to incur significant one-time expenses, impairment charges and write-offs. Furthermore, any acquisition or investment that we attempt, whether or not completed, or any media reports or rumors with respect to any such transactions, may adversely affect the value of our ADSs.

Our Multimedia Business may not be profitable.

We are actively pursuing and evaluating the feasibility of different distribution channels and platforms and other approaches, including film production, content licensing and co-production of programme contents with mainland Chinese and overseas producers. We may incur substantial expenditures in connection with these endeavors before we can generate revenue. In addition, given that the Multimedia Business is a new business venture, we may not be able to become profitable.

The construction and development of the Centre is subject to a number of risks beyond our control.

Since February 2012, we have been building the Centre on land granted by Hong Kong Science and Technology Parks Corporation in the Tseung Kwan O Industrial Estate. We have authorized HK$800.0 million for the construction of the Centre.

In light of the rejection of our application for a domestic free television programme service licence in Hong Kong, we temporarily slowed down construction of the Centre. Although we subsequently announced that we will enter into the next phase of the construction of the Centre as we develop our OTT and mobile television services, the construction and development of the Centre are subject to a number of risks beyond our control, including:

•	the possibility of construction delay or costs overrun due to inclement weather, labor or material shortages, work stoppages, market inflation and delayed regulatory approvals;

•	the possibility of discovering previously undetected defects or problems; and

•	natural disasters, social disorder and other extraordinary events.

The occurrence of any of these events could further delay the construction and development of the Centre or increase construction costs, which may in turn have a material adverse effect on our business, prospects, financial condition and results of operations. Any delay in the completion of the Centre by August 2014 will subject us to a monetary penalty payable to Hong Kong Science and Technology Parks Corporation.

The development of our Multimedia Business requires significant capital expenditures, which may not be available on satisfactory terms or may impose a burden on our other business activities.

We expect to incur significant capital expenditures to develop our Multimedia Business, a major portion of which will be for the building of the Centre. Our capital expenditure plans will also include the development of our OTT and mobile television services. While we intend to fund such expenditures by using our currently available cash, as well as unutilized banking facilities, we may not have adequate capital to fund our projected capital expenditures if there is any further delay in our capital expenditure plans or if there is an increase in costs. If we cannot finance our capital expenditures using existing available cash and unutilized banking facilities, we may be required to incur additional debt, reduce capital expenditures, sell assets, or raise equity. Market conditions may impair our ability to obtain financing to support our capital expansion plans. Additional debt or equity financing may not be available, and debt financing, if available, may involve restrictions on our investing, financing and operating activities.

If we fail to capture viewer preferences, our business prospects and reputation could be materially and adversely affected.

The success of our self-produced multimedia contents, including television contents, depends primarily on our ability to capture viewer preferences, which vary for different demographic groups and regions and could change rapidly. In general, the popularity of multimedia contents among viewers is mainly determined by the producer’s ability to originate and source viewer-engaging contents, create high-quality scripts and characters that appeal to a broad range of viewers, and cast popular talents and directors. If viewers’ reaction to our multimedia contents is different from those we have predicted, the success and popularity of our multimedia contents may be at risk. If our multimedia contents fail to perform as expected, we may not be able to establish a strong reputation in the multimedia contents production business and our business prospects may be materially and adversely affected.

Changes in consumer viewing habits could adversely affect our business.

The manner in which consumers view multimedia contents is changing rapidly. Digital cable, wireless and Internet content providers are continuing to improve technologies, content offerings, user interface, and business models that allow consumers to access multimedia contents with interactive capabilities. The devices through which multimedia contents can be consumed are also changing rapidly. Currently, multimedia contents may be viewed on laptops and contents from Internet content providers may be viewed on TVs. Although we expect to begin distributing our multimedia contents through the OTT platform and mobile television devices in 2014, if other providers of multimedia contents address the changes in consumer viewing habits in a manner that is better able to meet consumer needs and expectations, our business could be materially and adversely affected.

Our distribution of television and multimedia contents may be materially and adversely affected by instability of the network of our prior Telecom Business or disruption in the network’s continued development.

Upon the completion of the disposal of the Telecom Business, we were granted an indefeasible right of use, amongst other rights, to use certain of HKBN’s telecommunications capacity for a term of 20 years to enable the delivery of our television and multimedia contents through the telecommunications network operated by HKBN. We expect the indefeasible right of use will form one of the main channels of distribution in Hong Kong for the Company’s television and multimedia contents. Instability of the telecommunications network or disruption in the network’s continued development could materially and adversely affect our operations.

Our business could be materially and adversely affected by claims of infringement of intellectual property rights.

Monitoring and preventing the unauthorized use of our intellectual property rights may be difficult, costly and time-consuming. If we are unable to adequately protect our copyrights and other intellectual property rights, these rights may be infringed, and our business, financial condition, results of operations and prospects may be materially and adversely affected.

Moreover, third parties may claim that our self-produced multimedia contents, including television contents, misappropriate or infringe their intellectual property rights, including those with respect to their previous productions, scripts and characters. Litigation over intellectual property rights could be costly and time-consuming and could divert the attention of our management and key personnel from our business operations. If we are unsuccessful in defending any such assertions or claims, our business, financial condition, results of operations and reputation may be materially and adversely affected.

Our success depends on our ability to attract and retain high-quality production crew and talent artistes in a highly competitive market.

The Multimedia Business requires the collaboration of many different workstreams and people with different expertise. As such, our ability to attract and retain high-quality production crew and popular talent artistes is a key factor in our success. Loss of producers, other members of our production team or talent artistes could adversely affect our production volume and quality and, as a result, we could be materially and adversely affected. In addition, in October 2013, we announced a redundancy of about 320 Talents. Subject to the progress of the development of our OTT and mobile television services and business needs, we currently plan to offer to re-hire the approximately 320 Talents in phases. We may not be able to re-hire these Talents or replacement hires to meet our future business needs, however.

In addition, we face competition for high-quality production crew and popular talent artistes from other multimedia contents production companies and other organizations. Competition for these individuals could require us to offer higher compensation and other benefits in order to attract and retain them, which would increase our operating expenses.

We depend on key personnel, and our business and growth prospects may be disrupted by the loss of their services.

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

We may lose investor confidence in the reliability of our financial statements if we fail to maintain effective internal controls over financial reporting, which in turn could harm our business and adversely affect the trading prices of our ADRs.

Under the Sarbanes-Oxley Act, every public company must include a management report on its internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. Under the Sarbanes-Oxley Act, we are also required to have an independent registered public accounting firm to attest to and report on the effectiveness of our internal controls over financial reporting. For a detailed discussion of our controls and procedures, see Item 15 “Controls and procedures.”

Notwithstanding our efforts, our management could conclude that our internal controls over financial reporting are not effective. Further, even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may conclude that our internal controls over financial reporting are not effective. If this were to occur, we could experience a negative reaction in the financial markets and incur additional costs to improve our internal controls. If we do not successfully design and implement changes to our internal controls and management systems, or if we fail to maintain the adequacy of these controls as such standards are modified or amended from time to time, we may not be able to comply with the Sarbanes-Oxley Act. This could subject us to regulatory scrutiny and penalties that may result in a loss of public confidence in our management, which could, among other things, adversely affect our shareholders’ confidence, stock price and our ability to raise additional capital and operate our business as projected.

We may not be able to sustain the level of other income we generated in fiscal 2013.

We recorded “other income, net” of HK$128.9 million in fiscal 2013, which was significantly more than in previous years. The increase was mainly due to an increase in returns from investment of surplus cash retained from the proceeds from the sale of the Telecom Business. In fiscal 2013, our “other income, net” mainly comprised interest income from available-for-sale securities, bank interest income, net exchange gain and rental income from investment properties. As we develop our Multimedia Business, less surplus cash will be available for these investments and, accordingly, we may not be able to generate a similar level of other income as we did in fiscal 2013.

In addition, our investment income is affected by many factors beyond our control. For example, our interest income is affected by changes in interest rates, which are highly sensitive to many factors, including governmental monetary policies and domestic and international economic and political conditions. Deterioration in the credit of the securities in which we have invested and general market conditions may also materially and adversely affect our investment income.

We may not be able to realize our investment in other financial assets at our desired time, price and transaction size, or to receive the debt principal back upon maturity.

We recorded other financial assets of HK$1,961.6 million as of August 31, 2013 which represented investment in available-for-sale securities mainly composed of debt securities, a significant portion of which has a maturity date of over 1 year, and equity securities. Although we mostly invested in liquid instruments with sound credit quality, such as investment grade products, securities of constituents in major stock indices or securities of state-owned or -controlled companies, we may still face liquidity risk, which is highly sensitive to many factors, including issuer’s credit and financial condition, governmental monetary policies and general market conditions. We may not be able to realize our investment in other financial assets at our desired time, price and transaction size.

In addition, we may not be able to recover the par value of our investment in available-for-sale debt securities, upon maturity or at all, if the credit quality and financial position of the debt issuers deteriorate.

Risks Relating to the Regulatory, Political and Economic Environment

Currency fluctuations of the Hong Kong dollar, our functional currency, may increase our operating costs and adversely affect our profitability.

We are exposed to foreign exchange risk because our expected revenue will be predominantly denominated in Hong Kong dollars, while a portion of our operating costs and some of our capital expenditure plans are expected to be denominated in U.S. dollars, Renminbi or other foreign currencies. In addition, a significant portion of our investments in available-for-sale securities and deposits is denominated in U.S. dollars and Renminbi.

Although the Hong Kong dollar has been linked to the U.S. dollar since 1983 at the rate of HK$7.80 per US$1.00, it may not continue to be linked. Any depreciation of the Hong Kong dollar against the U.S. dollar, Renminbi or other currencies would increase our operating costs, make some of our capital expenditure plans more expensive and adversely affect our profitability. In addition, any depreciation in U.S. dollar or Renminbi against the Hong Kong dollar would reduce the value of our investments in available-for-sale securities and deposits.

Our Chairman and Vice Chairman have significant ownership interests in the Company. They could engage in transactions that lead to conflicts of interest resulting from their ownership interests.

Our Chairman and Vice Chairman each have an indirect ownership interest in our Company through Top Group International Limited, which, as of December 18, 2013, held approximately 42.00% of the Company’s shares, of which 42.12% and 27.06% was owned by our Chairman and Vice Chairman, respectively. Top Group International Limited is a special purpose vehicle incorporated in the British Virgin Islands. Its board of directors consists of Mr. Wong and Mr. Cheung. Mr. Wong and Mr. Cheung have entered into a voting agreement pursuant to which they agreed to vote the 339,814,284 shares held by Top Group International Limited, the 15,236,893 shares held by Mr. Wong individually, and the 50,377,763 shares held by Mr. Cheung individually, collectively as a group. Our Chairman and Vice Chairman could take actions that may not be in the best interests of our other shareholders.

We believe we were a passive foreign investment company for our taxable year ended August 31, 2013, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our American depository shares or ordinary shares.

Based on the market price of our American depository shares, the value of our assets, and the composition of our income and assets, we believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended August 31, 2013. In addition, it is likely one or more of our subsidiaries were also PFICs for such year. A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). In general, the total value of our assets for purposes of the asset test will be determined based on the market price of our American depositary shares and ordinary shares. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our American depositary shares and ordinary shares, our PFIC status will depend in large part on the market price of the American depositary shares and ordinary shares, which may fluctuate significantly. Furthermore, unless our share value increases and/or we invest a substantial amount of our cash and other passive assets in assets that produce active income, there is a significant risk we will be a PFIC for our taxable year ending August 31, 2014. Because we believe we were a PFIC for our taxable year ended August 31, 2013, certain adverse U.S. federal income tax consequences could apply to a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation”) who holds an American depository share or an ordinary share with respect to any “excess distribution” received from us and any gain from a sale or other disposition of the American depositary shares or ordinary shares. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

Risks Relating to Our ADSs

As a foreign private issuer, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that are more lenient than those of a U.S. issuer.

As a foreign private issuer, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic issuers, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. In addition, the executive compensation disclosure requirements to which we are subject under Form 20-F are be less rigorous than those required of U.S. issuers under Form 10-K. Furthermore, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are not large accelerated filers or accelerated filers are required to file their annual report on Form 10-K within 90 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation FD, aimed at preventing issuers from making selective disclosures of material information.

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

You may be subject to limitations on transfers of ADSs.

Our ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings and you may not receive cash dividends or other distributions if it is impractical to make them available to you.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary will not make rights available to you unless either both the rights and any related securities are registered under the Securities Act, or the distribution of them to ADS holders is exempted from registration under the Securities Act. We are not obligated to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

The holding, acquisition or exercise of voting control by non-Hong Kong resident ADS holders and shareholders may be restricted if we obtain a domestic free television programme service licence in Hong Kong.

The holding, acquisition or exercise of voting control of a domestic free television programme service licensee by persons who do not meet certain Hong Kong residency requirements as set out in the Broadcasting Ordinance (“Unqualified Voting Controllers”) is restricted in various ways by the Broadcasting Ordinance. Such restrictions include, but are not limited to the requirement for prior approval from the HKCA for the holding, acquisition or exercise of voting control by an Unqualified Voting Controller of more than 2% of a licensee and restrictions on the exercise of “voting control” by such Unqualified Voting Controller. Under the Broadcasting Ordinance, “voting control” means “the control of or the ability to control, whether directly or indirectly, the exercise of the right to vote attaching to one or more voting shares of a licensee.” If we obtain a domestic free television programme service licence, our Company and any Unqualified Voting Controller will be subject to the these restrictions. See “Item 4. Information on the
Company—B. Business Overview—Regulatory Framework—Domestic Free Television Programme Services—Foreign Ownership Restrictions.”

ITEM 4	INFORMATION ON THE COMPANY

A. History and development of the Company

The legal and commercial name of our Company is Hong Kong Television Network Limited effective from January 10, 2013 (our Company was formerly known as City Telecom (H.K.) Limited). We were incorporated on May 19, 1992 under the Hong Kong Companies Ordinance and is a limited liability company. Our registered office is located at 13th Floor, Trans Asia Centre, No.18 Kin Hong Street, Kwai Chung, New Territories, Hong Kong, telephone (852) 3145-6888. Our agent for U.S. federal securities laws purposes is CT Corporation System, 111 Eighth Avenue, New York, NY 10011.

We began offering international telecommunications services in 1992 and in 1999, we became the first company in Hong Kong to obtain a PNETS licence, which gave us the right to offer international telecommunications services using the ISR method and had a significant positive impact on our international telecommunications revenues. We incorporated HKBN in Hong Kong in 1999 and launched our broadband Internet access services in 2000. In addition, we began providing local VoIP services in 2002, IP-TV services in 2003, and corporate data services in 2004 using our Next Generation Network. In September 2007, we launched
“Fibre-To-The-Home” residential broadband, including the “FibreHome100”, “FibreHome200” and “FibreHome1000” services. In December 2009, we achieved the one-million mark for fixed telecommunications network services subscriptions.

In December 2009, we submitted an application to the HKBA to obtain a domestic free television programme service licence in Hong Kong. In August 2011, Hong Kong Science and Technology Parks Corporation granted us a parcel of land in Tseung Kwan O Industrial Estate, New Territories to build a centre for television and multimedia production. The construction of the Centre was temporarily slowed down during the year ended August 31, 2013 because of the long delay in the decision by the Hong Kong Government in relation to the domestic free television programme service licence. In light of our development of OTT and mobile television services, we subsequently announced that we will enter into the next phase of the construction of the Centre. Upon completion, the Centre will become our headquarters.

In March and April 2012, we entered into the Telecom Group Agreement and the Guangzhou Agreement, respectively, and in May 2012, we completed the very substantial disposal transaction of both the FTNS Business and the IDD Business. Since then, the Multimedia Business has been our principal focus, which includes the production, sales and distribution of Cantonese television drama series, news programmes and other television programmes locally and internationally. Our business also includes artiste management services and independent content production.

Since mid-2011, we embarked a large scale recruitment process in the multimedia industry. From creative directors to post-production professionals, we had a professional team of more than 500 talents together with about 200 artistes as of August 31, 2013. In April 2012, we started our production, and as of August 31, 2013, we have completed shooting or under production of about 190 episodes’ drama programmes and 70 episodes’ variety and infotainment programmes. On drama programme production, we encourage our talents to go beyond traditional or mass market drama programme type. We conducted different workshops and invited different experts to push for new creative and production ideas, such as conducted numerous focus groups by inviting mass market audiences to provide feedback on the first episode of certain drama series, put the first episode of “Borderline” on YouTube to receive feedback on a larger scale basis, held workshops to benchmark our creative and production skills and standard to United States drama series, external professional courses to facilitate script writing on particular role, character or drama type, such as sexual therapy, criminal behaviors, etc., and workshop from professional consultants for field production and post-production talents to enhance their techniques on shooting, lighting and color grading skills when using Hollywood grade cameras.

Our infotainment and variety programmes cover a spectrum of programmes with no boundary on subjects and locations, ranging from world class productions, such as “Challenge” to execute impossible missions including chasing a hurricane in the United States, climbing into a live volcano in Vanuatu, etc., to programmes introducing domestic local culture, such as “Secret of Food.” A remarkable journey was made in March 2013, we invited our artistes, Mr. Ai Wai, Ms. Lau Yuk Chui and Mr. Chou Tsun Wai to join us and became the first production crew in the world to walk through the entire Hang Son Doong, the world’s biggest cave in central Vietnam, which measures more than seven kilometres in length, 90 meters in width and 200 meters in height. This challenging trip was concluded by climbing up the 90 meters muddy calcite named as the “Great Wall” of Vietnam.

Upon the disposal of the Telecom Business, the news production operation unit remained with the Company and provided news content to the Telecom Business for their bbTV broadcasting use under a licensing arrangement. The licensing arrangement expired on August 31, 2013. Apart from the above self-produced programmes, we also purchased popular and high quality contents from Japan, Korea and Mainland China including television drama series and cartoons. To adapt to local audiences, we maintain a professional dubbing team for the post production process, including dubbing to local language and subtitling. As of August 31, 2013, we had more than 1,000 episodes of purchased content in our library.

On October 15, 2013, the Chief Executive in Council announced its decision against HKTV’s application for a domestic free television programme service licence in Hong Kong which was first made in December 2009. In the light of this decision, in order to ensure its long term well-being, the Company made redundant about 320 Talents, who have started leaving us in phases since October 2013.

On December 20, 2013, we announced our decision to launch our OTT and mobile television services. We expect to begin distributing our multimedia contents through these platforms on or about July 1, 2014. Subject to the progress of the development of our OTT and mobile television services and business needs, we currently plan to offer to re-hire in phases the approximately 320 Talents who were made redundant as announced on October 16, 2013. On the same day, we acquired the Target Company, which is principally engaged in the provision of mobile television and related services and holds, among other things, the Mobile TV Spectrum, the Unified Carrier Licence and access to infrastructure, facilities and equipment for the provision of broadcast-type mobile television services in Hong Kong. The Target Company does not provide any mobile telephony services in Hong Kong. See “—B. Business Overview—Recent Developments.”

Some of the key events in our history and development include the following:

•	In December 2009, we submitted an application to the HKBA to obtain a domestic free television programme service licence in Hong Kong.

•	In February 2012, we commenced construction of the Centre.

•	In May 2012, we disposed of our FTNS Business and IDD Business.

•	In January 2013, pursuant to the special resolution passed at the extraordinary general meeting of the Company held on December 31, 2012, the name of the Company was changed from “City Telecom (H.K.) Limited” to “Hong Kong Television Network Limited.” The Registrar of Companies in Hong Kong issued the Certificate of Change of Name on January 10, 2013.

•	In October 2013, the Chief Executive in Council announced its decision against HKTV’s application for a domestic free television programme service licence in Hong Kong which was first made in December 2009.

•	In December 2013, we, through one of our wholly-owned subsidiaries, acquired the Target Company and announced our decision to launch our OTT and mobile television services and our plans to begin distributing our multimedia contents through these platforms on or about July 1, 2014.

B. Business overview

Principal Activities

Prior to May 2012, we principally engaged in providing residential and corporate fixed telecommunications network and international telecommunications services in Hong Kong and in Canada. We derived our revenue from two business segments, the FTNS Business and the IDD Business. In March and April 2012, we entered into the Telecom Group Agreement and Guangzhou Agreement, and in May 2012 we disposed of the entire FTNS Business and IDD Business. Since then, the Multimedia Business has been our principal focus. The Multimedia Business includes the production, sales and distribution of Cantonese television drama series, news programmes and other television programmes. The Multimedia Business also includes the business on artiste management services and independent content production. The Company’s original business plan also covered the offering of domestic free television programming services in Hong Kong, which was subject to the grant of the domestic free television programme service licence by the Chief Executive in Council. However, on October 15, 2013, contrary to the previous recommendation of the HKCA made in July 13, 2011, the Chief Executive in Council announced its decision against HKTV’s application for a domestic free television programme service licence in Hong Kong which was first made in December 2009.

Notwithstanding the rejection from the Hong Kong Government, we expect that our existing business on artiste management services and independent content production will continue. We are actively pursuing and evaluating the feasibility of different distribution channels/platforms and other approaches, including film production, content licensing, co-production on programme content with Mainland and overseas producers. In particular, we have decided to launch our OTT and mobile television services and expect to begin distributing our multimedia contents through these platforms on or about July 1, 2014. See “—Recent Developments.” We remain committed to improve our local creative industry and to produce high quality entertainment programmes to our Hong Kong and Asian audience.

The Multimedia Business generated HK$7.8 million of turnover in fiscal 2013, which mainly represented the licensing fee received from the Telecom Business to broadcast the news content produced by the news production operation unit, income received from our artiste management functions and income from independent content production.

Strategy and Competitive Strengths

Our vision is to unleash the creative potential of drama production in Hong Kong and to support the nurture of large numbers of writers in the coming years, so as to bring Hong Kong back to the position of Asian drama production hub.

We believe that our success in the Multimedia Business will depend on our ability to capitalize on the following key strengths:

•	Recruitment of top-tier talents in the multimedia industry. Since mid-2011, we have embarked on a large scale recruiting process to acquire top-tier talents in the multimedia industry. From creative directors to post-production professionals, we had built and developed a significant team with over 500 talents plus over 200 artistes. As of August 31, 2013, we have completed shooting or under production of about 190 episodes’ drama programmes, 70 episodes’ variety and infotainment programme and over 1,000 episodes of purchased content. On October 16, 2013, we announced that we would make redundant about 320 talents in the light of the decision made by the Chief Executive in Council for not granting a domestic free television programme service licence to HKTV and the uncertainty as to whether or not the Company will ever be granted a free TV licence, nevertheless, with the scaled down creative and production talent teams, we remain committed to improve our local creative industry and to produce high quality entertainment programmes to our Hong Kong and Asian audience.

•	Creative driven production. To encourage variety and quality in our content production, we extend the creative period for television drama series from approximately three months to approximately six months to enable a much larger room for greater creativity and more possibilities.

•	First-class production facilities. We are committed to investing resources in first-class production facilities. After our groundbreaking ceremony in February 2012, the construction of the Centre reached a milestone in October 2012 when we completed the foundation work. We are now re-assessing the design and required floor area of the Centre upon the decision of not being granted the domestic free television programme service license. The Centre will be our headquarters upon construction completion. In addition to the Centre, we also invest Hollywood movie grade production equipment. We use Hollywood grade ARRI cameras for television drama series production in Hong Kong. We also intend to have post-production facilities and technology compatible with 3D, 4k or even 8k super-high standards.

•	Procurement of high-quality multimedia contents. In addition to programmes produced in-house, we also purchased popular and high quality contents from Japan, Korea and Mainland China, including television drama series and cartoons. To cater to local audience, we maintain a professional team for language dubbing and subtitling post-production. As of August 31, 2013, we had more than 1,000 episodes of purchased contents in our library.

Recent Developments

In 2009, we submitted an application for the domestic free television programme service licence in Hong Kong to the HKBA. The HKBA completed the assessment of our application for the domestic free television programme service licence in accordance with the Broadcasting Ordinance and established procedures, and submitted its recommendation for the grant of licence to the Chief Executive in Council on July 13, 2011.

On October 15, 2013, contrary to the previous recommendation of the HKCA made on July 13, 2011, the Chief Executive in Council announced its decision against HKTV’s application for a domestic free television programme service licence in Hong Kong. The Company believes that the Hong Kong Government failed to give a proper explanation as to why the Company should be denied a free TV licence. The Company has taken legal advice and is considering and preparing to apply for leave for commencing legal proceedings for judicial review against the decision of the Chief Executive in Council’s decision.

Although the Company has for some time been exploring alternative plans for the development of its media and content production business because of the long delay in the decision by the Hong Kong Government in relation to the free TV licence, in the light of this decision and the uncertainty as to whether or not the Company will ever be granted a free TV licence, the Company has had to take immediate steps in order to ensure its long term well-being. On October 16, 2013, we announced that we would make redundant about 320 talents, who have started leaving us in phases since October 2013. Also, we have slowed down our capital expenditure plans, including the construction of the Centre in Tseung Kwan O Industrial Estate, New Territories. If we do not make real progress in the next several months with regard to the free TV licence, we may cease pursuing the domestic free television business in Hong Kong.

With the scaled down creative and production talent teams, we remain committed to improve our local creative industry and to produce high quality entertainment programmes to our Hong Kong and Asian audience. We expect that our existing business on artiste management services and independent content production will continue. We are actively pursuing and evaluating the feasibility of different distribution channels/platforms and other approaches, including film production, content licensing, co-production on programme content with Mainland and overseas producers. In particular, we have decided to launch our OTT and mobile television services and expect to begin distributing our multimedia contents through these platforms on or about July 1, 2014. In relation to OTT services, our marketing team and research and development team have been discussing and evaluating with prospective applications developers the different technical solutions available for the setup, installation, usage and management of the OTT platform and services.

In relation to mobile television services, on December 20, 2013, we exercised an option to purchase the entire issued share capital of the Target Company from the Vendor pursuant to an agreement between the Vendor and us dated August 16, 2013. The Target Company holds, among other things, the Unified Carrier Licence, the Mobile TV Spectrum and access to infrastructure and facilities and equipment for the provision of broadcast-type mobile television services in Hong Kong. The Mobile TV Spectrum is valid for use by the Target Company until August 30, 2025. The Target Company is principally engaged in the provision of mobile television and related services and does not provide any mobile telephony services in Hong Kong. The consideration for the option to purchase the entire issued share capital of the Target Company of approximately HK$15.2 million has been paid upon the signing of the agreement. The purchase price of approximately HK$142.2 million was paid by the Company to the Vendor at the completion of Mobile TV Acquisition. The consideration was determined after arm’s length negotiations between the Vendor and us with reference to, primarily, the Mobile TV Spectrum utilisation fee of HK$175 million paid by the Vendor’s group to obtain the Mobile TV Spectrum and the remaining license period of the Mobile TV Spectrum. We currently aim to operate through three to five channels, including an integrated Cantonese channel and a “round-the-clock” news channel. In light of the development of our OTT platform and mobile television services, on December 20, 2013, we announced that we will enter into the next phase of the construction of the Centre.

We believe that the OTT and mobile television services will provide us with new platforms for our content distribution business in Hong Kong. We also believe that the mass of Hong Kong viewers are receptive to new means of access to television contents through the Internet and mobile television services.

Sales and marketing

We hold public events such as press conferences, road shows, focus group and other celebration ceremonies to promote our new television series. These events feature discussion of the plot of the television series and other behind-the-scene footages and are attended by our celebrity artistes to attract media coverage. Apart from these traditional marketing events, we also make use of certain popular social networking platforms, such as Facebook and YouTube, to expose our new television series to a wider group of audience.

To ensure our corporate image aligns with our new focus on the Multimedia Business, we changed our name from “City Telecom (H.K.) Limited” to “Hong Kong Television Network Limited” on January 10, 2013. We also designed a new logo to accompany the name change. The new logo, visualizing a brain, carries the meaning that the Company represents a different mentality, a different way of thinking and different voices. The new logo does not have a definite color tone, which symbolizes the “why not” spirit whereby we do not adhere to the prevailing norm. In light of the recent development, our marketing team has been discussing and evaluating with prospective applications developers the different technical solutions available for the setup, installation, usage and management of the OTT platform and services.

Research and development activities

As of December 18, 2013, our research and development team in Hong Kong consisted of approximately seven Talents experienced in systems design, engineering, mobile technology and computer programming. Our research and development team is primarily responsible for assessing and adapting the technology that we expect to deploy in our Multimedia Business, such as through the Internet. In particular, our research and development team has been discussing and evaluating with prospective applications developers the different technical solutions available for the setup, installation, usage and management of the OTT platform and services. To identify and develop new market opportunities and product advancement, our research and development team evaluates new technology under development in the United States and elsewhere and works closely with our production team and marketing department for product development.

Seasonality

Our operations are not expected to be subject to significant seasonal fluctuations generally. We do not believe that seasonality has had a material effect on our business, financial condition or results of operations.

Environmental matters

We believe that all of our operations comply in all material respects with applicable environmental laws.

Intellectual property rights

We have registered our trademarks with the Trademarks Registry of the Intellectual Property Department in Hong Kong. We maintain copyrights of our self-produced television programmes.

Regulatory framework

The following is a brief summary of the Hong Kong laws and regulations that currently materially affect our business. This section does not purport to be a comprehensive summary of all present and proposed regulations and legislation relating to the industries in which we operate.

Mobile TV services

To facilitate further development of mobile TV services, the Hong Kong Government announced the “Framework for Development of Broadcast-type Mobile TV Services in Hong Kong” in February 2010 (the “Mobile TV Policy Framework”). The radio spectrum of 678 - 686 MHz (i.e. the Mobile TV Spectrum) was then assigned through auction in June 2010. As disclosed in Item 4B, we obtained the Mobile TV Spectrum upon completion of the Mobile TV Acquisition on December 20, 2013. There are separate regimes for regulating “conveyance” and the “content” of mobile TV services. Establishing and maintaining a distributing network for transmitting local broadcast-type mobile TV services (i.e. conveyance) will require a unified carrier licence (“UCL”) issued under the Telecommunications Ordinance (Cap. 106). The Telecommunications Ordinance sets out the overall licensing framework for Hong Kong’s telecommunications market. The Telecommunications Regulations (Cap 106A) and the Telecommunications (Carrier Licences) Regulation (Cap 106V) set out the prescribed licences and provide for the licence conditions that may be issued under the Telecommunications Ordinance. In issuing a UCL for different types of services, the HKCA may attach additional special conditions which are not inconsistent with the Telecommunications Ordinance and the general conditions. Licensees will also need to comply with the Telecommunications Ordinance (including, among other things, provisions on anti-competitive practices, abuse of position, changes in relation to carrier licensees), regulations made under the Telecommunications Ordinance, licence conditions or any other instruments which may be issued by the HKCA under the Telecommunications Ordinance.

The HKCA issued UCL No.041 to our wholly-owned subsidiary, the holder of the Mobile TV Spectrum, China Mobile Hong Kong Corporation Limited, on December 20, 2013. UCL No. 041 sets out, among other things, the terms and conditions, in connection with the provision of broadcast-type mobile television services.

Anti-competitive conduct in the telecoms industry is currently regulated by the HKCA through provisions of the Telecommunications Ordinance and conditions imposed under licences. The key governing competition provisions for the telecommunications sector are Sections 7K, 7L and 7N of the Telecommunications Ordinance, which prohibit anti-competitive conduct, abuse of dominance and discriminatory practices. Mergers and acquisitions of telecommunications carriers in Hong Kong are also subject to the sector-specific merger control rules that are set out in Section 7P of the Telecommunications Ordinance.

In relation to the content, the Broadcasting Ordinance (Cap. 562) currently does not regulate television programme services for mobile reception (i.e. reception at moving locations not related to any specified premises) in Hong Kong unless the services are not primarily targeting Hong Kong. As such, content delivered by both the streaming-type mobile TV services and the broadcast-type mobile TV services are subject to regulation by general laws.

Pursuant to the Mobile TV Policy Framework, the not-for-profit Communications Association of Hong Kong (“CAHK”) has published its Code of Practice for the Provision of Mobile Television Services (“Mobile TV Code of Practice”) in August 2012. The Mobile TV Code of Practice is a voluntary code for the self-regulation of mobile television service providers. The requirements of the Mobile TV Code of Practice supplement the relevant legislation and regulations currently in force and do not absolve any mobile television service providers from complying with all relevant legislation, regulations and licence conditions. The Mobile TV Code of Practice covers broadcast-type mobile television services, streaming-type mobile television services and mobile video content, provided free of charge or subject to a fee. Content which is obtained from the Internet, obtained through mobile apps from independent third party and which is readily obtained from the Internet even if it is part of the content of mobile television services provided by mobile television service providers fall outside the scope of the Mobile TV Code of Practice. The CAHK may, in consultation with industry players and other stakeholders including the HKCA, review and amend the Mobile TV Code of Practice from time to time in order to meet the needs of the industry, to fulfill the needs and expectations of the society and to reflect changes in the market.

Domestic free television programme services

We submitted our application for the domestic free television programme service licence in Hong Kong (the “Licence”) to the HKBA in 2009. On October 15, 2013, the Hong Kong Government announced that our application for the Licence was rejected by the Chief Executive in Council. The Company has taken legal advice and is now considering and preparing to apply for leave for commencing legal proceedings for judicial review against the Chief Executive in Council’s decision. If and when we have been granted with Licence, we will be regulated by the HKCA through its executive arm, the Office of the Communications Authority, and our broadcasting operations will be subject to the Broadcasting Ordinance, the Broadcasting (Miscellaneous Provisions) Ordinance (Cap. 391) and the related subsidiary legislation, regulations, directions, orders, determinations and codes of practice issued by the HKCA and the licence conditions. The Broadcasting Ordinance governs the content and scope of television programming and the licensing of television broadcasters.

Television broadcasting industry

At present, Hong Kong has two licensed domestic free television programme broadcasters, Television Broadcasts Limited and Asia Television Limited, providing free-to-air broadcasting services. In addition, there are also three licensed domestic pay-TV broadcasters, namely Hong Kong Cable Television Limited, PCCW Media Limited and TVB Network Vision Limited (formerly known as TVB Pay Vision Limited). On October 15, 2013, the Hong Kong Government announced that the Chief Executive in Council has approved in principle applications for domestic free television programme service licence from Fantastic Television Limited and HK Television and Entertainment Company Limited, subject to further review and final determination by the Chief Executive in Council of the application at a later stage.

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

If we obtain a domestic free television programme service licence, an unqualified voting controller of our Company will be subject to the voting restrictions as set out in Part 3 of Schedule 1 to the Broadcasting Ordinance. An “unqualified voting controller” under the Broadcasting Ordinance refers to a voting controller who is not a qualified voting controller, and a qualified voting controller refers to a voting controller who satisfies the ordinary resident requirement and who, in the case of an individual, has resided in Hong Kong for a period of no less than seven years or in the case of corporation, whose directors satisfy the Hong Kong residency requirement. According to paragraph 20(1) of Schedule 1 to the Broadcasting Ordinance, no unqualified voting controller may hold, acquire, or exercise or cause or permit to be exercised 2% to 6% or 6% to 10% or more than 10% of the total voting control of a domestic free television programme service licensee without the prior approval of the HKCA. If an unqualified voting controller holds more than 10%, in the aggregate, of the total voting control of a licensee without the prior approval in writing of the HKCA, notwithstanding anything contained in the memorandum or articles of association of the licensee or any provision of the laws of Hong Kong apart from this section, he shall not exercise or cause or permit to be exercised, in relation to any question or matter arising at a general meeting of the licensee, voting rights exceeding, in the aggregate, 10% of the total voting control of the licensee. Paragraph 20(3) of Schedule 1 to the Broadcasting Ordinance provides that the HKCA may, in respect of any unqualified voting controller who is in contravention of such voting restriction, direct such unqualified voting controller in question to cease any such contravening act. If and when the licence is granted to our Company, an unqualified voting controller may need to seek the requisite approval of the HKCA for exercising its voting power in our Company. Our Company shall be required to notify the HKCA of the unqualified voting controller pursuant to the directions of the HKCA and paragraphs 22 and 30 of Schedule 1 to the Broadcasting Ordinance.

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

Programme standards, advertising standards and technical standards

In addition to the Broadcasting Ordinance, the Broadcasting (Miscellaneous Provisions) Ordinance and the related subsidiary legislation, regulations, directions, orders and determinations, a television programme service licensee is required to comply with the terms and conditions of their licence and the codes of practice issued by the HKCA, pursuant to section 3 of the Broadcasting Ordinance, which set out generic standards with respect to programme, advertising and technical standards applicable to the licensee. The Generic Codes of Practice for Television currently comprises of three sets of standards, i.e., the programme standards, the advertising standards and the technical standards. The programme standards and the advertising standards apply to the four categories of television programme services licensed under the Broadcasting Ordinance, viz., domestic free television programme services, domestic pay television programme services, non-domestic television programme services and other licensable television programme services. The technical standards is applicable to television programme services licensed under the Broadcasting Ordinance except for a service provided to hotel rooms. These codes are reviewed in consultation with the licensees and the general public. The latest programme standards and the advertising standards were both issued in January 2013 and the latest technical standards were issued in October 2012.

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

Other laws and regulations affecting our business

Competition

Hong Kong’s first cross sector competition legislation, the Competition Ordinance (Cap. 619), was enacted on June 14, 2012 and has been implemented in phases since January 18, 2013.

The main features of the Competition Ordinance are to: (i) prohibit restrictive agreements and concerted practices (“First Conduct Rule”); (ii) prohibit the abuse of a substantial degree of market power (“Second Conduct Rule”); (iii) prohibit anti-competitive mergers in the telecommunications sector; (iv) establish a Competition Commission and a Competition Tribunal; and (v) provide for incidental and connected matters.

The two sector-specific competition regimes that apply to the telecommunications and broadcasting sectors under the Telecommunications Ordinance and the Broadcasting Ordinance will be replaced upon implementation of the Competition Ordinance in phases.

Pursuant to the Competition Ordinance, both the HKCA and the Competition Commission are competent regulators and have concurrent jurisdiction on competition matters relating to telecommunications and broadcasting. The Competition Ordinance also provides a mechanism whereby such telecommunications and broadcasting related competition matters may be transferred between the HKCA and the Competition Commission. It is envisaged that in addition to the various codes and guidelines on competition related matters issued by the HKCA, new guidelines will be issued by the Competition Commission on the interpretation of the conduct rules. The HKCA and the Competition Commission will enter into a Memorandum of Understanding to provide more clarity on the operation of the competition regime in the telecommunications and broadcasting sectors.

Fair Trading

The Trade Descriptions (Unfair Trade Practices) (Amendment) Ordinance 2012 (“Amendment Ordinance”) came into effect on July 19, 2013 and amended the Trade Descriptions Ordinance by prohibiting specified unfair trade practices that may be deployed against customers and strengthen the enforcement mechanism. The Customs and Excise Department is the principal enforcement agency under the Trade Descriptions Ordinance. Concurrent jurisdiction is conferred on the HKCA to enforce the new fair trading sections in relation to the commercial practices of licensees under the Telecommunications Ordinance and the Broadcasting Ordinance that are directly connected with the provision of telecommunications and broadcasting services.

The key amendments include:

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

On July 15, 2013 the Customs and Excise Department and the HKCA published the Enforcement Guidelines for the Amendment Ordinance to state the manner in which they will exercise their enforcement powers and provide guidance on the operation of the new legislative provisions.

C. Organizational structure

The following chart sets forth our principal subsidiaries as of December 27, 2013:

The jurisdiction of incorporation and our ownership percentage of each these subsidiaries as of December 27, 2013 were as follows:

Name	Jurisdiction of incorporation	Percentage of interest held by HKTV
		Direct	Indirect
Attitude Holdings Limited	British Virgin Islands	—	100%
Best Intellect Limited	British Virgin Islands	100%	—
China Mobile Hong Kong Corporation Limited	Hong Kong	—	100%
City Telecom (H.K.) Limited (formerly known as Hong Kong Television Network Limited)	Hong Kong	—	100%
Cosmo True Limited	British Virgin Islands	100%	—
Excel Billion Profits Limited	Hong Kong	—	100%
Golden Trinity Holdings Limited	British Virgin Islands	100%	—
Hong Kong Broadband Digital TV Limited	Hong Kong	—	100%
Hong Kong Broadband Television Company Limited	Hong Kong	—	100%
Hong Kong Media Production Company Limited	Hong Kong	—	100%
Hong Kong Music Network Limited	Hong Kong	—	100%
Leader Artiste Management Company Limited	Hong Kong	—	100%
Multi Talent Enterprise Limited	British Virgin Islands	100%	—
Talent Ascent Limited	British Virgin Islands	100%	—

D. Property, plant and equipment

As of August 31, 2013, we owned premises with an aggregate area of 51,000 square feet, all of which were in Hong Kong, for our own use. We also had an aggregate of 126,000 square feet of investment properties for rental income or capital appreciation. In addition, we leased office and warehouse properties in Hong Kong.

To produce high quality drama, we had invested in production equipment including Hollywood movie grade camera and post-production facilities and technology. As of August 31, 2013, we had production equipment at acquisition costs of HK$64.3 million.

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion together with the rest of this annual report, including the consolidated financial statements and related notes included elsewhere in this annual report. The results discussed below are not necessarily indicative of the results to be expected in any future periods.

A. Operating results

Overview

Prior to May 2012, we principally engaged in providing residential and corporate fixed telecommunications network service and international telecommunications services in Hong Kong and in Canada. We derived our revenue from two business segments, the FTNS Business and the IDD Business. In March and April 2012, we entered into the Telecom Group Agreement and the Guangzhou Agreement and in May 2012, we disposed of the entire FTNS Business and IDD Business. Since then, the Multimedia Business has become our principal focus. The Multimedia Business includes the production, sales and distribution of Cantonese television drama series, news programmes and other television programmes locally and internationally. It will also include business on artiste management services and independent content production. The operating results of the disposed Telecom Business and the Multimedia Business have been presented, as discontinued operations and continuing operations, respectively, in our consolidated financial statements.

Factors affecting our results of continuing operations

Our turnover

In fiscal 2013, our turnover represented the licence fee received from the Telecom Business for providing news content produced by the news production operation unit, income received from our artiste management functions and income from independent content production.

Our operating expenses

Our operating expenses consist of cost of sales and other operating expenses.

•	Cost of sales. Cost of sales refers to talent costs and other production costs which are directly attributable to the turnover generated from licensing of programme rights, programme production and provision of artiste management services.

•	Other operating expenses. Other operating expenses mainly consist of salaries and related costs for Talents which are not capitalized as programme costs and for corporate functions, depreciation of fixed assets, amortisation of intangible assets, advertising and marketing expenses, write off/provision of artiste prepayment, auditors’ remuneration and operating lease charges in respect of land and buildings.

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

Useful lives of fixed assets

We estimate the useful lives of fixed assets in order to determine the amount of depreciation expense to be recorded. The useful life of an asset is estimated at the time the asset is acquired based on historical experience, the expected usage, wear and tear of the asset, as well as technical obsolescence arising from changes in the market demands or service output of the asset. Changes in technology or industry conditions may cause the estimated period of use or the value of these assets to change. We perform periodic reviews to confirm the appropriateness of estimated economic useful lives for each class of fixed assets. For the three years ended August 31, 2013, there were no changes in the useful lives of our fixed assets.

Intangible assets

Upon the completion of the disposal of the Telecom Business and as part of the consideration received from the disposal, we were granted the indefeasible right of use of the telecommunications capacity of the Telecom Business for a term of 20 years and the right to use of the telecommunications services from the Telecom Business for a term of 10 years.

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

Impairment of assets

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

Upon the occurrence of triggering events, the carrying amounts of fixed assets are reviewed to assess whether their recoverable amounts have declined below their carrying amounts. Under IFRSs, the recoverable amount is the greater of its fair value less costs of sales and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the assets. Where the asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. cash-generating unit). Where the recoverable amount of fixed and other long-lived assets is less than their carrying value, an impairment loss is recognized to write down the assets to their recoverable amount, which is based on the fair value less costs to sell or value in use.

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

As of August 31, 2013, the Group identified indication of impairments and conducted an impairment testing in respect of its fixed assets (except for investment properties), intangible assets and programme costs. The recoverable amounts of these assets were based on the value in use of the Multimedia Business, determined by discounting future cash flows to be generated from the continuing use of these assets. Key assumptions used in the estimation of value in use included discount rate, terminal value, growth rate, projected EBITDA and capital expenditure plan. The estimated recoverable amounts of these assets exceeded their respective carrying amounts as of August 31, 2013. As such, management concluded that no impairment loss was required to be provided on the Group’s fixed assets, intangible assets and programme costs for the Multimedia Business with aggregate carrying value of HK$878,224,000. Any change in the assumptions adopted in the cash flow forecasts would significantly affect the Group’s impairment testing and hence its results.

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

- Purchased Programmes

Purchased programmes consist film rights acquired for showing on our television channel. Cost of purchased programme comprises cost of purchase, cost of conversion and an appropriate proportion of production overheads.

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

As of August 31, 2012 and 2013, we had not recognized deferred tax assets in respect of unused tax losses of HK$59.8 million and HK$204.9 million respectively, because it was not probable that future taxable profits could be generated to utilize the tax losses. All tax losses are subject to agreement with local tax authorities. Any changes in the estimate of future operations could change the recognition of our deferred tax assets, which could significantly affect our results of operations.

Operating Results

The following table sets forth, for the years indicated, a summary of our results of operations.

	For the year ended August 31,
	2011	2012	2013	2013
	HK$	HK$	HK$	US$
	(in thousands)
Continuing operations(1)
Turnover	—	3,762	7,802	1,006
Cost of sales	—	(6,006)	(15,706)	(2,025)
Valuation gains on investment properties	—	18,200	43,400	5,597
Other operating expenses	(23,481)	(104,960)	(201,514)	(25,987)
Other income, net	3,456	19,920	128,909	16,624
Finance costs, net	(7,303)	(2,455)	(4,860)	(627)

Loss before taxation	(27,328)	(71,539)	(41,969)	(5,412)
Income tax credit/(expenses)	(4,782)	(2,281)	1,659	214

Loss from continuing operations	(32,110)	(73,820)	(40,310)	(5,198)

Discontinued operations
Profit from discontinued operations (net of tax)	346,025	3,771,694	—	—

(Loss)/profit for the year	313,915	3,697,874	(40,310)	(5,198)

Note:

(1)	Following the disposal of our Telecom Business in May 2012, the Telecom Business was reclassified as discontinued operations for fiscal 2012, and the corresponding figures for fiscal 2011 were retrospectively reclassified as discontinued operations.

Fiscal 2013 Compared to Fiscal 2012

Turnover. Our turnover from the Multimedia Business primarily consists of licensing fees, independent content production and artiste management fee. We recorded turnover of HK$7.8 million in fiscal 2013, primarily reflecting the licensing fee received from the Telecom Business to broadcast the news content produced by the news production operation unit, the income from independent content production and the income received from our artiste management functions. We had HK$3.8 million turnover in fiscal 2012 generated from our Multimedia Business.

Cost of sales. Cost of sales in fiscal 2013 were HK$15.7 million, primarily consisting of talent costs and other production costs which are directly attributable to the turnover generated from licensing of programme rights, independent content production and provision of artiste management services. There were HK$6.0 million incurred in fiscal 2012. The increase was mainly due to full year impact as the licence agreement for news content was started from April 2012. The licence agreement for news content with the discontinued operations was expired on August 31, 2013.

Valuation gains on investment properties. Valuation gains on investment properties were HK$43.4 million in fiscal 2013 verse HK$18.2 million in fiscal 2012, consisting of the change in fair value of the investment properties held by us.

Other operating expenses. Our other operating expenses increased to HK$201.5 million in fiscal 2013 from HK$105.0 million in fiscal 2012. The increase was mainly because of the following:

•	Amortisation of intangible assets and uncapitalised depreciation on fixed assets increased by HK$29.6 million mainly due to full year impact in fiscal 2013 versus five months effect in fiscal 2012.

•	Uncapitalised talent costs increased by HK$28.3 million mainly due to full year impact on (a) full spectrum of corporate functions which was previously shared with discontinued operations; and (b) uncapitalised production talent costs which were expensed to profits and loss before the resources are fully deployed to production during the year.

•	Write off or provision of artiste prepayment of HK$16.9 million due to under-utilisation during fiscal 2013.

•	Advertising and marketing expenses increased by HK$8.4 million for promotional and marketing activities in programme preview and corporate events.

Set forth below is a table summarizing the details of our other operating expenses in fiscal 2012 and 2013:

	For the year ended August 31,
	2012	2013	2013
	HK$	HK$	US$
	(in thousands)
Talent costs	55,971	84,303	10,872
Advertising and marketing expenses	214	8,595	1,108
Depreciation	4,636	19,107	2,464
Amortization of intangible assets	5,217	20,360	2,626
Write off/provision of artiste prepayment	697	16,852	2,173
Others	38,225	52,297	6,744

Other operating expenses	104,960	201,514	25,987

Other income, net. Other income, net increased to HK$128.9 million in fiscal 2013 from HK$19.9 million in fiscal 2012 mainly due to the increase in return from investment of surplus cash retained from the proceeds received from the sale of the Telecom Business. Other income, net mainly composed of investment income generated from available-for-sale securities, bank interest income, net exchange gain and rental income from investment properties.

Finance costs, net. Finance costs, net increased to HK$4.9 million in fiscal 2013 from HK$2.5 million in fiscal 2012. The increase is primarily due to interest on bank loans and bank charges incurred for investment in available-for-sale securities.

Income tax credit/(expenses). We recorded income tax credit of HK$1.7 million in fiscal 2013, which included a non-cash deferred tax credit of HK$1.1 million and over-provision of current tax for prior year of HK$0.5 million, compared to income tax expenses of HK$2.3 million in fiscal 2012 mainly composed of a non-cash deferred tax expenses of HK$1.3 million and provision for current tax of HK$0.9 million.

Net loss. For the foregoing reasons, net loss of HK$40.3 million was incurred in fiscal 2013 verse HK$73.8 million in fiscal 2012,

Discontinued operations. The disposal of the Telecom Business was completed on May 30, 2012. The operating results of the disposed Telecom Business up to the disposal date have been presented as discontinued operations in this annual report. For a detailed discussion of discontinued operations, see Item 18: Financial Statements—Notes to Consolidated Financial Statements—Note 2.

Fiscal 2012 Compared to Fiscal 2011

Following the disposal of the Telecom Business in May 2012, the Telecom Business was retrospectively reclassified as discontinued operations for fiscal 2011. Since all turnover, cost of sales and valuation gains on investment properties for fiscal 2011 were from the Telecom Business, the reclassification rendered these items nil for our continuing operations in fiscal 2011.

Turnover. We commenced our Multimedia Business and disposed of our Telecom Business in fiscal 2012. Our turnover from the Multimedia Business primarily consists of licensing fees and artiste management fee. We recorded turnover of HK$3.8 million in fiscal 2012, primarily reflecting the licensing fee received from the Telecom Business to broadcast the news content produced by the news production operation unit and the income received from our artiste management functions. We had no turnover for fiscal 2011 for the continuing operations relating to our Multimedia Business.

Cost of sales. Cost of sales in fiscal 2012 were HK$6.0 million, primarily consisting of talent costs and other production costs which are directly attributable to the turnover generated from licensing of programme rights and provision of artiste management services. There were no cost of sales in fiscal 2011 for the continuing operations.

Valuation gains on investment properties. Valuation gains on investment properties were HK$18.2 million, consisting of the change in fair value of the investment properties held by us.

Other operating expenses. Our other operating expenses increased to HK$105.0 million in fiscal 2012 from HK$23.5 million in fiscal 2011. The increase is mainly due to increased talent costs and other operating expenses. The increase in talent costs is mainly attributable to uncapitalized expenses from the Multimedia Business, which represented talent costs expensed to profits and losses before the resources are fully deployed to production during the year and the maintenance of full corporate functions after the disposal of the Telecom Business. The increase in other operating expenses mainly includes bank charges, operating lease charges in respect of land and buildings, legal and professional fee and amortization of intangible assets.

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

Net loss. Net loss increased to HK$73.8 million in fiscal 2012 from HK$32.1 million in fiscal 2011, primarily because we incurred start-up costs while no material turnover was generated by the Multimedia Business and other operating expenses had increased as mentioned above.

Discontinued operations. The disposal of Telecom Business was completed on May 30, 2012. The operating results of the disposed Telecom Business up to the disposal date have been presented as discontinued operations in this annual report. For a detailed discussion of discontinued operations, see Item 18: Financial Statements—Notes to Consolidated Financial Statements—Note 2.

Recent accounting pronouncements

Recently issued but not yet effective accounting pronouncements under IFRSs have been included in note 32 to our consolidated financial statements.

B. Liquidity and capital resources

We continued to be in a strong financial position for the year under review, in particular after receiving the final consideration of HK$4,873.6 million from the sale of Telecom Business in fiscal 2012, which provided us with a net cash inflow of HK$4,655.4 million after netting transaction costs of HK$183.4 million and disposal of cash and cash equivalents of HK$34.8 million. A special dividend of HK$2,022.5 million (i.e. at HK$2.5 per ordinary share) was distributed on June 29, 2012. The remaining cash is being used to fund the continuing development and expansion of our Multimedia Business, including the construction of the Centre and the development of our OTT and mobile television services. Pending such use of the funds, consistent with the overall treasury objectives and policy, we will undertake treasury management activities with respect to our surplus cash assets. As and when cash is expected to be required to fund the continuing development and expansion of the Multimedia Business, the investments will be realized as appropriate.

As of August 31, 2013, we had total cash at bank and in hand and term deposits amounting to HK$690.5 million, compared to HK$2,627.1 million as of August 31, 2012, and outstanding borrowings of HK$532.0 million, compared to HK$3.3 million as of August 31, 2012. This led to a net cash position of HK$158.5 million relative to HK$2,623.8 million as of August 31, 2012. The decrease in net cash position was mainly due to investment in available-for-sale securities of HK$1,961.6 million, at fair value as of August 31, 2013 (August 31, 2012: Nil), payment of fiscal 2012 final dividend of HK$121.4 million, resources utilized in programme production and capital expenditures. As of August 31, 2013, we had utilized HK$531.9 million uncommitted banking facilities mainly for investment purpose compared to HK$2.0 million as of August 31, 2012 to provide bank guarantees to utility vendors in lieu of utility deposits, leaving HK$2,011.8 million available for future utilization.

We believe that our current cash and cash equivalents and term deposits on hand together with the unutilized banking facilities will be sufficient to meet our anticipated cash needs, including working capital requirements, capital expenditures, repayment of our indebtedness when fall due and various contractual obligations, for at least the next 12 months.

Cash flow

The following table summarizes our cash flows for each of fiscal 2011, 2012 and 2013:

	For the year ended August 31,
	2011	2012	2013	2013
	HK$	HK$	HK$	US$
	(in thousands)
Net cash (outflow)/inflow from operating activities	585,899	181,924	(356,804)	(46,013)
Net cash (outflow)/inflow from investing activities	(414,189)	3,681,791	(1,781,342)	(229,720)
Net cash inflow/(outflow) from financing activities	(343,112)	(2,191,749)	403,762	52,069
(Decrease)/increase in cash and cash equivalents	(171,402)	1,671,966	(1,734,384)	(223,664)
Cash and cash equivalents, at the beginning of year	578,175	408,131	2,080,053	268,242
Effect of foreign exchange rate changes on cash	1,358	(44)	2,180	281
Cash and cash equivalents, at the end of the year	408,131	2,080,053	347,849	44,859
Analysis of the balances of cash and cash equivalents
Cash at bank and in hand	408,976	2,083,079	347,849	44,859
Bank overdrafts – unsecured	(845)	(3,026)	—	—

	408,131	2,080,053	347,849	44,859

Operating activities

Prior to the disposal of the Telecom Business during fiscal 2012, our principal source of cash was cash generated from our FTNS and IDD Business. Net cash inflow from operating activities decreased by 69.0% from HK$585.9 million in fiscal 2011 to HK$181.9 million in fiscal 2012, primarily reflecting the decrease in our profit before taxation as we only recorded nine months of operating results from the discontinued operations resulting from the disposal of Telecom Business and the start up costs for Multimedia Business. In fiscal 2013, we incurred a net cash outflow from operating activities of HK$356.8 million, a decrease of 296.1% from HK$181.9 million net cash inflow in fiscal 2012, the decrease mainly due to nil contribution from the disposed Telecom Business during the year, increase in programme costs and the costs for maintaining full spectrum of corporate overheads for the Multimedia Business.

Investing activities

Net cash outflow from investing activities in fiscal 2013 was HK$1,781.3 million, mainly representing the investment in available-for-sale securities of HK$2,181.3 million and purchase of fixed assets of HK$39.4 million, net of decrease in term deposits of HK$211.7 million, proceeds from disposal of certain available-for-sale securities of HK$155.9 million and interest income from investment in available-for-sale securities and bank deposits.

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

Financing activities

Net cash inflow from financing activities in fiscal 2013 was HK$403.8 million. The net cash inflow was mainly due to proceed from bank loans of HK$531.8 million net of final dividend paid for fiscal 2012 during the year of HK$121.4 million.

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

Indebtedness

As of August 31, 2013, we had outstanding debt of HK$532.0 million.

Banking facilities

As of August 31, 2013, we had available uncommitted banking facilities and revolving loan facility of HK$2,543.7 million, of which HK$531.9 million was utilized.

Capital expenditures

In fiscal 2013, we spent HK$37.7 million on capital expenditure versus HK$462.4 million in fiscal 2012. Within the amount incurred in fiscal 2012, HK$178.8 million was incurred for the Multimedia Business mainly for the construction of the Centre and for the set-up of production facilities for television drama series and infotainment and variety programmes. The remaining HK$283.6 million was for the disposed Telecom Business. The amount spent in fiscal 2013 were completely incurred for the Multimedia Business.

For upcoming capital expenditure requirements for our expansion into the Multimedia Business, including the construction of the Centre and the development of our OTT and mobile television business, it is expected to be funded by internal resources retained from the consideration received from the disposal of the Telecom Business and banking facilities. Overall, our financial position remains sound for continuous business expansion.

C. Research and development, patents and licenses

We commit considerable resources to our research and development team in order to improve our services and to better position ourselves in the multimedia market. As of December 18, 2013, our research and development department in Hong Kong consisted of approximately seven Talents experienced in systems design, engineering, mobile technology and computer programming. Our research and development team is primarily responsible for assessing and adapting the technology that we expect to deploy in Multimedia Business, such as through the Internet. In particular, our research and development team has been discussing and evaluating with prospective applications developers the different technical solutions available for the setup, installation, usage and management of the OTT platform and services. To identify and develop new market opportunities and product advancement, our research and development team evaluates new technology under development in the United States and elsewhere and works closely with our production department and marketing department for product development.

D. Trend information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from September 1, 2012 to August 31, 2013 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-balance sheet arrangements

We did not enter into any off-balance-sheet arrangements during fiscal 2013.

F. Tabular disclosure of contractual obligations

The following table sets forth information regarding our aggregate payment obligations in future years of the contractual obligations and commercial commitments that we had as of August 31, 2013.

Contractual obligations	Total HK$	Within 1 year HK$	More than 1 year but within 3 years HK$	More than 3 years but within 5 years HK$
	(in thousands)
Capital expenditure items	10,633	10,633	—	—
Operating leases	2,172	2,172	—	—
Obligation under finance leases	160	90	70	—
Other current liabilities(1)	576,857	576,857	—	—
Programme fee	112,618	81,472	30,571	575
Total	702,440	671,224	30,641	575

Note:

(1)	The other current liabilities of HK$576.9 million was comprised of bank loans—unsecured of HK$531.9 million, accounts payable of HK$4.1 million, other payables and accrued charges of HK$38.6 million, deposits received of HK$1.9 million and tax payable of HK$0.4 million. A detailed explanation of the nature of accounts payable and other payables and accrued charges is contained in Note 19 to the Company’s audited consolidated financial statements included in this annual report.

G. Safe Harbor

See “Note regarding forward-looking statements.”

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management

Our board of directors consists of eight directors, three of whom, Mr. Lee Hon Ying, John, Mr. Peh Jefferson Tun Lu and Mr. Mak Wing Sum, Alvin, are independent non-executive directors and one of whom, Dr. Cheng Mo Chi, Moses, is a non-executive director. The remaining four, Mr. Wong Wai Kay, Ricky, Mr. Cheung Chi Kin, Paul, Ms. To Wai Bing and Ms. Wong Nga Lai, Alice, are executive directors.

The following table sets forth certain information concerning our directors and senior management as of December 18, 2013.

Name	Age	Position	Date joined HKTV
Board of directors:
WONG Wai Kay, Ricky	52	Executive Director and Chairman	1992
CHEUNG Chi Kin, Paul	56	Executive Director and Vice Chairman	1992
TO Wai Bing	51	Executive Director and Chief Executive Officer	2007
WONG Nga Lai, Alice	39	Executive Director, Chief Financial Officer, Company Secretary	2003
CHENG Mo Chi, Moses	63	Non-Executive Director	1997
LEE Hon Ying, John	67	Independent Non-Executive Director	1997
PEH Jefferson Tun Lu	54	Independent Non-Executive Director	2004
MAK Wing Sum, Alvin	61	Independent Non-Executive Director	2013

Executive directors

Mr. WONG Wai Kay, Ricky, aged 52, is our co-founder and Chairman and is also a director of our subsidiaries. Mr. Wong is responsible for our overall strategic planning and management. Mr. Wong has extensive experience in the telecommunications and computer industries as well as in corporate management. He had worked at a major US-listed computer company as a marketing representative and was responsible for marketing and distribution of computer products in Hong Kong from 1985 to 1989. He was also a co-founder and director of a company principally engaged in import and distribution of computer systems in Canada prior to co-founding our group. Mr. Wong holds a Bachelor’s Degree in Science and a Master of Business Administration Degree (Executive MBA Programme) from The Chinese University of Hong Kong. He is a first cousin of Mr. Cheung Chi Kin, Paul, our Vice Chairman. Currently, Mr. Wong is a member of the Board of Trustees, United College, The Chinese University of Hong Kong.

Mr. CHEUNG Chi Kin, Paul, aged 56, is our co-founder and Vice Chairman and is also a director of our subsidiaries. Mr. Cheung is responsible for our overall strategic planning and management. Prior to that, Mr. Cheung was appointed as the Chief Executive Officer and was responsible for our day-to-day operations and technological research, development and support activities. Mr. Cheung has extensive experience in the telecommunications and computer industries as well as in corporate management. He had worked in several companies engaged in application software development and computer consultancy prior to co-founding our group. Mr. Cheung graduated with a Diploma of Advanced Programming and System Concepts Design from Herzing Institute, Canada. Mr. Cheung is a first cousin of Mr. Wong Wai Kay, Ricky, our Chairman.

Ms. TO Wai Bing, aged 51, was appointed as our Executive Director and Chief Executive Officer in May 2012. Ms. To is also the Chief Operating Officer of Hong Kong Media Production Company Limited, the Chief Executive Officer of Leader Artiste Management Company Limited, as well as a director of abovementioned subsidiaries of our group. Ms. To is responsible for overseeing the Multimedia Business. Prior to that, Ms. To was the Managing Director of Business Development of our group. Ms. To has a Diploma in Electronic Engineering and a Higher Certificate in Electronic Engineering from The Hong Kong Polytechnic University. Ms. To re-joined our group in May 2007 after her previous service with us from September 1998 to July 2006. Before joining us, Ms. To had worked at Hong Kong Telecom International Limited for 16 years.

Ms. WONG Nga Lai, Alice, aged 39, was appointed as our Executive Director, Chief Financial Officer and Company Secretary in May 2012 and is also a director of various of our subsidiaries. Ms. Wong has over 15 years of experience in financial management, reporting and corporate finance. She has overall responsibility for our finance, treasury, procurement and investor engagement functions. Prior to that, Ms. Wong was our Financial Controller. Ms. Wong holds a Bachelor of Commerce degree from the University of Queensland, a Master of Business Administration degree from the Hong Kong University of Science and Technology and a Postgraduate Diploma in Corporate Governance. She is a qualified member of the Hong Kong Institute of Certified Public Accountants (HKICPA) and Association of Chartered Certified Accountants (ACCA). She has been a member of the Student Affairs Sub-committee of ACCA Hong Kong since 2010. Before joining us, Ms. Wong had worked for PricewaterhouseCoopers in Hong Kong primarily focusing on the technology, info-communications and entertainment sectors.

Non-executive director

Dr. CHENG Mo Chi, Moses, aged 63, was appointed as our Independent Non-executive Director in June 1997 and was re-designated as our Non-executive Director in September 2004. Dr. Cheng is also a member of the Nomination Committee and Remuneration Committee of the Company. Dr. Cheng is a practicing solicitor and the senior partner of Messrs. P.C. Woo & Co. Dr. Cheng was a member of the Legislative Council of Hong Kong. He is the Founder Chairman of the Hong Kong Institute of Directors of which he is now the Honorary President and Chairman Emeritus. Dr. Cheng currently holds directorships in China Mobile Limited, China Resources Enterprise, Limited, Guangdong Investment Limited, K. Wah International Holdings Limited, Kader Holdings Company Limited, Liu Chong Hing Investment Limited, Tian An China Investments Company Limited and Towngas China Company Limited, all being public listed companies in Hong Kong. Dr. Cheng is also an independent non-executive director of ARA Asset Management Limited, a company whose shares are listed on the Singapore Stock Exchange. His other directorships in public listed companies in the last 3 years include China COSCO Holdings Company Limited and Hong Kong Exchanges and Clearing Limited, both being public listed companies in Hong Kong, and ARA Asset Management (Fortune) Limited (formerly known as ARA Asset Management (Singapore) Limited), which manages Fortune Real Estate Investment Trust, a real estate investment trust listed on both the Singapore Stock Exchange and Hong Kong Stock Exchange.

Independent non-executive directors

Mr. LEE Hon Ying, John, aged 67, is the managing director of Cyber Networks Consultants Company in Hong Kong. He was the Regional Director, Asia Pacific of Northrop Grumman-Canada, Ltd. He was previously the director of network services of Digital Equipment (HK) Limited and prior to that, worked for Cable and Wireless (HK) Limited and Hong Kong Telecom. He is a chartered engineer and a member of Institution of Engineering and Technology, the United Kingdom, the Hong Kong Institution of Engineers and the Hong Kong Computer Society. He received a Master’s Degree in Information System from The Hong Kong Polytechnic University in 1992. In addition, he is the Vice President and Board Member of the Society of St. Vincent de Paul, Council General, which is an international charity body with its head office in Paris, France. Mr. Lee has been a Director of our group since June 1997. Mr. Lee has also been appointed as the chairman of the Audit Committee and Remuneration Committee and a member of the Nomination Committee of the Company.

Mr. PEH Jefferson Tun Lu, aged 54, is a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants and a Certified Practicing Accountant of CPA Australia. Mr. Peh holds a Master Degree in Business from the University of Technology, Sydney. He has over 31 years of experience in finance, accounting and management from listed and private companies in Hong Kong and Australia. Mr. Peh has been a Director of our group since September 2004. Mr. Peh has also been appointed as a member of the Audit Committee and Remuneration Committee as well as the chairman of the Nomination Committee of the Company.

Mr. MAK Wing Sum, Alvin, aged 61, was appointed as our Independent Non-executive Director on September 1, 2013. Mr. Mak has also been appointed as a member of the Audit Committee, Nomination Committee and Remuneration Committee of the Company. He is a Chartered Accountant and is a member of the Canadian Institute of Chartered Accountants as well as a member of the Hong Kong Institute of Certified Public Accountants. Mr. Mak is currently an independent non-executive director of I.T Limited, Lai Fung Holdings Limited, Luk Fook Holdings (International) Limited and Goldpac Group Limited, all four companies are listed on The Stock Exchange of Hong Kong Limited. After working in Citibank for over 26 years, Mr. Mak retired in May 2012. He last served as the Head of Markets and Banking for Citibank Hong Kong, being the country business manager for corporate and investment banking business. In Citibank, he had held various senior positions including Head of Global Banking responsible for managing all the coverage bankers. Prior to that, he also managed the Hong Kong’s corporate finance business, regional asset management business and was the Chief Financial Officer of North Asia. Before joining Citibank in 1985, Mr. Mak was an audit group manager at Coopers & Lybrand (now known as PricewaterhouseCoopers). He worked for Coopers & Lybrand for eight years, five of which was in Toronto, Canada. He graduated from University of Toronto with Bachelor of Commerce in 1976.

Senior management

Our Executive Directors are also members of our senior management.

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

The aggregate amount of salaries or other compensation, housing allowances, other allowances and benefits in kind paid by us to our directors and senior management was HK$20.6 million for fiscal 2013, compared with HK$186.4 million for fiscal 2012. The aggregate amount of contribution that we made to the retirement or similar benefits for our directors and members of our senior management was HK$1.8 million for fiscal 2013, compared with HK$2.5 million for fiscal 2012.

Except as discussed herein, no other payments have been paid or are payable, in respect of fiscal 2013, by us or any of our subsidiaries to our directors and senior management.

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

“Controlled company” exemption

We are a “controlled company” within the meaning of Nasdaq Listing Rule 5615(c) and IM-5615-5. More than 50.0% of the voting power for the election of our directors is held by a group consisting of Top Group International Limited, Mr. Wong Wai Kay, Ricky and Mr. Cheung Chi Kin, Paul. Mr. Wong and Mr. Cheung are the controlling shareholders of Top Group International Limited and have entered into a voting agreement pursuant to which they agreed to vote all of the shares held by Top Group International Limited, representing 42.00% of the voting power, all of the shares held by Mr. Wong individually, representing 1.88% of the voting power, and all of the shares held by Mr. Cheung individually, representing 6.23% of the voting power, collectively as a group.

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

In accordance with the laws of Hong Kong, the nomination and remuneration of our directors are governed by our Articles. Pursuant to our Articles, our directors are appointed by our shareholders in the annual general meeting, and our directors’ fees are recommended by the remuneration committee of our board of directors and determined by our shareholders at the annual general meeting.

Audit committee

Our board of directors established an audit committee in March 1999 to ensure the impartial supervision of our accounting and business operations. Dr. Chan Kin Man resigned as the member of the audit committee with effect from June 7, 2013 and Mr. Mak Wing Sum, Alvin was appointed as the member of the audit committee with effect from September 1, 2013. The audit committee is comprised of three independent non-executive directors, namely, Mr. Lee Hon Ying, John (the Chairman of the audit committee), Mr. Peh Jefferson Tun Lu and Mr. Mak Wing Sum, Alvin. Mr. Peh was appointed to the audit committee on September 1, 2004 and Mr. Mak was appointed to the audit committee on September 1, 2013 both are “financial experts” within the meaning of, and as required by, the Sarbanes-Oxley Act.

The audit committee is governed by an audit committee charter, which was adopted by our board of directors in 2004 and updated in February 2012. It is responsible for the following:

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

The audit committee met four times in fiscal 2013. The major works performed by the committee from September 1, 2012 to August 31, 2013 included the following:

•	Reviewed our consolidated financial statements for the year ended August 31, 2012 and for the six months ended February 28, 2013;

•	Reviewed the internal audit progress, including procedures required for compliance with the Sarbanes-Oxley Act;

•	Reviewed the external auditor’s reports on the review of our interim financial report for the six months ended February 28, 2013 and the audit of our consolidated financial statements for the year ended August 31, 2012; and

•	Pre-approved the audit and non-audit services provided by KPMG, our external auditor.

Remuneration committee

Our board of directors established a remuneration committee in 2001 to oversee the Company’s remuneration packages for executive directors. Among others, each of our executive directors is entitled to receive an annual discretionary bonus of such amount as determined by the board of directors upon recommendation and approval by the remuneration committee. Dr. Chan Kin Man resigned as the member of the remuneration committee with effect from June 7, 2013 and Mr. Mak Wing Sum, Alvin was appointed as the member of the remuneration committee with effect from September 1, 2013. The remuneration committee is comprised of five members with three independent non-executive directors, Mr. Lee Hon Ying, John, Mr. Peh Jefferson Tun Lu; Mr. Mak Wing Sum, Alvin, the non-executive director, Dr. Cheng Mo Chi, Moses and Ms. Choy Mei Yuk, Mimi, Director of Talent Management. Mr. Lee Hon Ying, John is the chairman of the remuneration committee. The remuneration committee’s objectives are set out as follows:

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

The remuneration committee held two meetings during fiscal 2013. The major works performed by the committee from September 1, 2012 to August 31, 2013 included the following:

•	Reviewed and approved the discretionary performance bonus for the executive directors; and

•	Reviewed and approved the remuneration packages for the directors.

Nomination committee

Our board of directors established a nomination committee in February 2012. Dr. Chan Kin Man resigned as the member of the nomination committee with effect from June 7, 2013 and Mr. Mak Wing Sum, Alvin was appointed as the member of the nomination committee with effect from September 1, 2013. The nomination committee comprises four members, namely, Mr. Lee Hon Ying, John, Mr. Peh Jefferson Tun Lu, Mr. Mak Wing Sum, Alvin and Dr. Cheng Mo Chi, Moses. Mr. Peh Jefferson Tun Lu is the chairman of the nomination committee. The nomination committee’s objectives are as follows:

•	Review the structure, size and diversity of the Board and make recommendations on any proposed changes to the Board to implement our corporate strategy;

•	Identify qualified individuals to become members of the Board and select or make recommendations to the Board on the selection of individuals nominated for directorship;

•	Assess the independence of independent non-executive Directors; and

•	Make recommendations to the Board on the appointment or re-appointment of Directors and succession planning for Directors, in particular the Chairman and chief executive.

The nomination committee held one meeting during fiscal 2013. The major works performed by the committee from September 1, 2012 to August 31, 2013 included the following:

•	Reviewed the structure, size and composition of the Board and made recommendations to the Board;

•	Reviewed the independence of independent Non-executive Directors;

•	Made recommendation to the Board about the retirement and re-appointment of Directors by rotation at the forthcoming annual general meeting for the Company;

•	Assessed the composition of the Nomination Committee;

•	Assessed and selected potential candidates for the nomination of an independent Non-executive Director to fill vacancy and made recommendations to the Board; and

•	Made recommendation to the Board the adoption of the Board Diversity Policy and the revised terms of reference of the Nomination Committee.

D. Employees

The following table sets forth the number of our Talents by functional area as of August 31, 2012 and 2013.

	As of August 31,
	2012	2013
Talents
Information technology and engineering	43	41
Sales and marketing	4	6
General administration and others	99	82
Creative and production	391	398

Total	537	527

The following table sets forth the number of our Talents by geographical region as of August 31, 2012 and 2013.

	As of August 31,
	2012	2013
Talents
Hong Kong	537	527

Total	537	527

In light of the Chief Executive in Council’s decision against our application for a domestic free television programme service licence, in order to ensure our long term well-being, we made redundant about 320 Talents, who have started leaving us in phases since October 2013. As we announced to launch the OTT and mobile television services on December 20, 2013, we plan to offer to re-hire in phases the approximately 320 Talents.

E. Share ownership

Share ownership

The following table sets forth the share ownership of our directors and senior management as of December 18, 2013.

Title of class	Identity of person or group	Number of shares beneficially owned(1)		Percentage of shares beneficially owned(2)	Outstanding share options
Ordinary shares	Wong Wai Kay, Ricky	405,428,940	(3)	50.11%	0
Ordinary shares	Cheung Chi Kin, Paul	405,428,940	(3)	50.11%	0
Ordinary shares	To Wai Bing	95,239		Less than 1.0%	0
Ordinary shares	Wong Nga Lai, Alice	50,000		Less than 1.0%	0

Notes:

(1)	Beneficial ownership is determined in accordance with the rules of the SEC.

(2)	Percentage ownership is based on 809,016,643 shares issued as of December 18, 2013.

(3)	The 405,428,940 shares are held by a group consisting of Top Group International Limited, Mr. Wong Wai Kay, Ricky, our chairman, and Mr. Cheung Chi Kin, Paul, our vice chairman. Top Group International Limited is a special purpose vehicle incorporated in the British Virgin Islands. Its board of directors consists of Mr. Wong and Mr. Cheung. Mr. Wong and Mr. Cheung have entered into a voting agreement pursuant to which they agreed to vote the 339,814,284 shares held by Top Group International Limited, the 15,236,893 shares held by Mr. Wong individually, and the 50,377,763 shares held by Mr. Cheung individually, collectively as a group. The registered address of Top Group International Limited is Akara Bldg, 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands. Top Group International Limited has four shareholders: Mr. Wong, Mr. Cheung, Mr. Leung Ka Pak, and Mr. Yau Ming Yan, Andrew, and their equity interests are 42.12%, 27.06%, 21.00% and 9.82%, respectively.

As at August 31, 2013 and 2012, there were no options outstanding.

Share Option Scheme

The Company operates a share option scheme (the “Share Option Scheme”) which was adopted by the shareholders of the Company on December 31, 2012 which the directors may, at their discretion, invite eligible participants to take up options to subscribe for shares subject to the terms and conditions stipulated therein. The Company had a previous share option scheme, which expired on December 22, 2012. The Share Option Scheme is summarized as follows:

(1)	Purpose

To grant share options to the eligible participants as incentives and rewards for their contribution to the Company or its subsidiaries.

(2)	Eligible participants

Eligible participants include employee, executives or officers (including executive, non-executive and independent nonexecutive directors) of the Company or any of its subsidiaries, suppliers and professional advisers.

(3)	The total number of shares available for issue

The total number of shares which may be issued upon exercise of options to be granted under the scheme shall not exceed 10% of the shares in issue as at the date of adoption of the Share Option Scheme on December 31, 2012 (i.e. 80,901,664 shares). As at the date of this annual report, the number of shares available for issue in respect thereof is 80,901,664 shares, representing approximately 10% of the issued share capital of the Company. The shares which may be issued upon exercise of all outstanding options to be granted and yet to be exercised under the Share Option Scheme and any other share option scheme(s) of the Company at any time shall not exceed 30% of the shares in issue from time to time. No options shall be granted under any scheme(s) of the Company or any of its subsidiaries if this will result in the 30% limit being exceeded.

(4)	The maximum entitlement of each participant under the Share Option Scheme

The total number of shares issued and which may fall to be issued upon exercise of the options granted under the Share Option Scheme and any other share option scheme(s) of the Company (including exercised, cancelled and outstanding options) to each participant in any 12-month period up to and including the date of grant shall not exceed 1% of the shares in issue as at the date of grant. Any further grant of options in excess of this 1% limit shall be subject to the issue of a circular by the Company and the approval of the shareholders of the Company in general meeting with such grantee and his associates (as defined in the Listing Rules) abstaining from voting and/or other requirements prescribed under the Listing Rules from time to time.

(5)	The period within which the shares must be taken up under an option

The period during which an option may be exercised will be determined by the Board at its absolute discretion, save that no option may be exercised more than 10 years from the date of grant.

(6)	The minimum period for which an option must be held before it can be exercised

The Board is empowered to impose, at its discretion, any minimum period that an option must be held at the time of the grant of any particular option.

(7)	The amount payable on application or acceptance of the option and the period within which payments or calls must or may be made or loans for such purposes must be paid

Acceptance of the option must be made within 30 days after the date of offer and HK$1.00 must be paid as a consideration for the grant of option.

(8)	The basis of determining the exercise price

The Board shall determine the exercise price of each option granted but in any event shall not be less than the highest of: (a) the closing price of the shares of the Company as stated in the Stock Exchange’s daily quotation sheet on the date of grant; (b) the average of the closing price of the shares of the Company as stated in the Stock Exchange’s daily quotation sheet for the five business days immediately preceding the date of grant; and (c) the nominal value of the share of the Company.

(9)	The remaining life of the Share Option Scheme

The Share Option Scheme will remain in force for a period of 10 years commencing on December 31, 2012 up to December 30, 2022.

During the year ended August 31, 2013, no share options were granted under the Share Option Scheme by the Company.

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTION

A. Major shareholders

The following table sets forth certain information regarding ownership of our ordinary shares as of December 18, 2013 by all persons who are known to us to own beneficially 5% or more of our ordinary shares.

Title of class	Identity of person or group	Number of shares beneficially owned(1)		Percentages of shares beneficially owned(2)
Ordinary shares	Wong Wai Kay, Ricky	405,428,940	(3)	50.11%
Ordinary shares	Cheung Chi Kin, Paul	405,428,940	(3)	50.11%
Ordinary shares	Top Group International Limited	405,428,940	(3)	50.11%
Ordinary shares	Leung Ka Pak	339,814,284	(4)	42.00%
Ordinary shares	Yau Ming Yan, Andrew	339,814,284	(4)	42.00%

Notes:

(1)	Beneficial ownership is determined in accordance with the rules of the SEC.

(2)	Percentage ownership is based on 809,016,643 shares issued as of December 18, 2013.

(3)	The 405,428,940 shares are held by a group consisting of Top Group International Limited, Mr. Wong Wai Kay, Ricky, our chairman, and Mr. Cheung Chi Kin, Paul, our vice chairman. Top Group International Limited is a special purpose vehicle incorporated in the British Virgin Islands, and its board of directors consists of Mr. Wong and Mr. Cheung. Mr. Wong and Mr. Cheung have entered into a voting agreement pursuant to which they agreed to vote the 339,814,284 shares held by Top Group International Limited, the 15,236,893 shares held by Mr. Wong individually, and the 50,377,763 shares held by Mr. Cheung individually, collectively as a group. The registered address of Top Group International Limited is Akara Bldg, 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands. Top Group International Limited has four shareholders: Mr. Wong, Mr. Cheung, Mr. Leung Ka Pak, and Mr. Yau Ming Yan, Andrew (See Note (3) below), and their equity interests are 42.12%, 27.06%, 21.00% and 9.82%, respectively.

(4)	Mr. Leung Ka Pak and Mr. Yau Ming Yan, Andrew may be deemed to have beneficial ownership in the 339,814,284 shares held by Top Group International Limited. Each of them expressly disclaims any beneficial ownership in such shares except to the extent of their respective pecuniary interest therein. Mr. Leung was a director and the president of all of our subsidiaries in Canada (other than City Telecom (Canada) Inc.) and resigned as a director and president in October 2005. After Mr. Leung’s resignation, Mr. Yau became a director and the president of all of our subsidiaries in Canada (other than City Telecom (Canada) Inc.). He resigned as a director and president in July 2006.

As of December 18, 2013, there were 25 registered holders of 4,259,626 American Depositary Shares in the United States, consisting of 10.53% of our outstanding shares.

All shareholders own ordinary shares and enjoy the same voting rights with respect to each share.

Except as disclosed above, we are not directly or indirectly owned or controlled by any other person, corporation or foreign government.

We are not aware of any arrangement the operation of which may at a subsequent date result in a change of control of HKTV.

B. Related party transactions

For the period since the beginning of our preceding three financial years up to the date of this document, we were a party to the following related party transactions.

Contracts with our directors and senior management

All of our directors and senior management have employment service agreements with us. Certain of our directors and senior management receive housing allowances, pensions, bonuses and commissions. In addition, some of our directors are also senior management of HKTV and these persons may also have the ability to make significant business decisions affecting our operations. See Item 6 “Directors and senior management” above of this annual report for details concerning these arrangements.

C. Interests of experts and counsel

Not applicable.

ITEM 8	FINANCIAL INFORMATION

A. Consolidated statements and other financial information

Financial statements

See pages F-1 to F-54 following Item 19.

Legal and regulatory proceedings

As of August 31, 2013, there were no legal or arbitration proceedings that have had in the recent past, or to our knowledge, may have, significant effects on our financial position or profitability.

After the balance sheet date, the Company has taken legal advice and is considering and preparing to apply for leave for commencing legal proceedings for judicial review against the decision of the Chief Executive in Council’s decision to reject HKTV’s application for a domestic free television programme service licence in Hong Kong.

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

For fiscal 2013, no interim or final dividend was declared during the year.

B. Significant changes

None.

ITEM 9	THE OFFER AND LISTING

A. Offer and listing details

Our ordinary shares have been listed under the number “1137” on the HKSE since August 4, 1997. Our American depositary shares, each representing 20 ordinary shares, had been listed under the symbol “CTEL” on Nasdaq since November 3, 1999 before we changed our name to “Hong Kong Television Network Limited” and our symbol on Nasdaq to “HKTV” on January 28, 2013.

In April 2010, we offered an aggregate of 4,025,000 ADSs representing 80,500,000 ordinary shares at the offer price of US$13.00 per ADS. The proceeds we received, after deduction of underwriters’ discount but before deduction of offering expenses, amounted to US$49.8 million.

The price of our ordinary shares on the HKSE as of its close of trading on December 18, 2013 was HK$2.210 per share. The table below shows the high and low closing prices of the shares on the HKSE for the periods indicated below.

	Price
	High	Low
	(in HK$)
Annual Date
2008	2.170	0.750
2009	3.950	0.840
2010	6.770	3.690
2011	6.200	3.520
2012	5.240	1.370
2013 (through December 18, 2013)	3.070	2.030
Quarterly Data
2011
January to March	6.200	5.350
April to June	6.080	4.410
July to September	4.850	3.520
October to December	4.340	3.520
2012
January to March	5.120	3.950
April to June	5.240	1.370
July to September	2.140	1.420
October to December	2.700	1.600
2013
January to March	2.740	2.150
April to June	2.910	2.220
July to September	2.470	2.300
October to December (through December 18, 2013)	3.070	2.030
Monthly Data
2013
June	2.620	2.330
July	2.460	2.300
August	2.470	2.350
September	2.470	2.330
October	3.070	2.030
November	2.520	2.040
December (through December 18, 2013)	2.260	2.110

The price of our American depositary shares on Nasdaq as of its close of trading on December 18, 2013 was US$5.390 per American depositary share. The table below shows the high and low closing prices of the American depositary shares on Nasdaq for the periods indicated below.

	Price
	High	Low
	(in US$)
Annual Date
2008	5.750	1.915
2009	10.300	2.000
2010	17.330	9.670
2011	15.780	9.080
2012	13.480	3.910
2013 (through December 18, 2013)	7.320	4.980
Quarterly Data
2011
January to March	15.780	13.730
April to June	15.300	11.360
July to September	12.040	9.220
October to December	11.170	9.080
2012
January to March	13.480	10.100
April to June	13.340	9.740
July to September	9.960	3.910
October to December	6.760	3.970
2013
January to March	6.860	5.450
April to June	7.320	5.630
July to September	6.310	5.790
October to December (through December 18, 2013)	6.560	4.980
Monthly Data
2013
June	6.740	5.740
July	6.290	5.790
August	6.310	5.870
September	6.269	5.920
October	6.560	4.980
November	6.410	5.270
December (through December 18, 2013)	5.800	5.390

B. Plan of distribution

Not applicable.

C. Markets

See Item 9A above.

D. Selling shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the issue

Not applicable.

ITEM 10	ADDITIONAL INFORMATION

A. Share capital

Not applicable.

B. Memorandum and Articles of Association

Described below is a summary of certain provisions of our Articles and, where relevant, the Hong Kong Companies Ordinance. As this is a summary, it does not contain all the information that may be important to you. You should therefore read our complete Articles if you would like additional information, which were filed with the SEC as exhibit 1 to the annual report for fiscal 2005 and is incorporated by reference herein.

General

HKTV was incorporated in Hong Kong on May 19, 1992 under the Hong Kong Companies Ordinance. Clause 3 of the Memorandum of Association states that the Company’s objects are to carry on, in addition to various specific types of business activities, any types of business as may be lawfully undertaken and carried on. Pursuant to the special resolution passed at the extraordinary general meeting of the Company held on December 31, 2012, the name of the Company was changed from “City Telecom (H.K.) Limited” to “Hong Kong Television Network Limited.” The Registrar of Companies in Hong Kong issued the Certificate of Change of Name on January 10, 2013.

Directors’ interests

A director shall not vote on, or be counted in the quorum in relation to, any resolution of our board of directors in respect of any contract, arrangement or other proposal whatsoever in which the director or any of his associate(s) (within the meaning of the HKSE Listing Rules) has any material interest. This prohibition shall not apply to the following (assuming there is no material interest other than indicated below):

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

Dividends

In accordance with our Articles, we may by ordinary resolution (being a resolution passed at a general meeting by a simple majority of the votes cast by those shareholders present and entitled to vote in person or by proxy) from time to time declare dividends, but no dividend shall exceed the amount recommended by our board of directors. Our Articles contain provisions on apportioning dividends according to the amounts paid up on the shares in respect of which dividend is paid on a pro rata basis during the period covered by the dividend.

In accordance with our Articles, subject to the requirements under the Hong Kong Companies Ordinance, our board of directors may pay such interim dividends that appear to be justified by our financial position and may also pay any dividend payable at a fixed rate at intervals decided upon by our board of directors, whenever our financial position, in the opinion of our board of directors, justifies the payment.

In respect of any dividend proposed to be paid or declared, our board of directors may further propose and announce prior to or at the same time as the payment or declaration of such dividend either that:

(a)	such dividend be satisfied in whole or in part in the form of an allotment of shares to the shareholders, credited as being fully paid up, provided that all the shareholders entitled to receive the dividend will also be entitled to choose to receive the dividend (or a part of it) in cash instead of such allotment; or

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

Liquidation

In the event of a members’ winding up, the liquidator may, with the sanction of a special resolution of the Company and any other sanction required by the Hong Kong Companies Ordinance:

(a)	divide among the shareholders in kind the whole or any part of the assets of the Company and set such value as the liquidator deems fair upon any property to be divided and determine how the division shall be carried out between the shareholders; or

(b)	vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as the liquidator shall think fit, but no shareholder shall be compelled to accept any shares or other assets upon which there is any liability.

Annual and extraordinary general meeting of shareholders

The Hong Kong Companies Ordinance requires our board of directors to hold an annual general meeting of our shareholders once every year and not more than 15 months after our previous annual general meeting. Pursuant to our Articles, the annual general meeting and any other general meeting of our shareholder held for the passing of a special resolution (being a resolution passed at a general meeting by not less than 75% of the votes cast by those shareholders present and entitled to vote in person or by proxy) should be convened by not less than 21 clear days’ notice in writing. The HKSE Listing Rules further requires a notice period of at least 20 clear business days for annual general meetings. The notice shall specify the place, date and time of meeting and the general nature of the business to be transacted. An annual general meeting may be called by shorter notice if it is agreed by all shareholders entitled to attend and vote at the meeting. The business of the annual general meeting usually include:

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

Our board of directors may convene an extraordinary general meeting (which is any general meeting of the shareholders other than the annual general meeting) whenever it thinks fit and must do so upon the request in writing of shareholders holding not less than one-twentieth of our paid-up capital carrying the right to vote at a general meeting. Pursuant to our Articles, all extraordinary general meetings (other than those convened for the passing of a special resolution referred to above) should be convened by at not less than 14 clear days’ notice in writing. The HKSE Listing Rules further requires a notice period of at least 10 clear business days for extraordinary general meetings. Extraordinary general meetings may be called by shorter notice by a majority in number of the shareholders having the right to attend and vote at the meeting, being a majority together holding not less than 95% in nominal value of the shares giving that right.

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

Voting rights

Any decisions that are made by the shareholders in a general meeting require the passing of either an ordinary or a special resolution at such meeting. The type of resolution required to be passed depends upon requirements under the Hong Kong Companies Ordinance and our Articles as certain matters may only be decided by the passing of a special resolutions.

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

Pursuant to the HKSE Listing Rules, any votes of the shareholders at a general meeting must be taken by poll.

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

Issue of shares

Under the Companies Ordinance, our board of directors may, without the prior approval of the shareholders, offer to issue new shares to existing shareholders in proportion to their current shareholdings. Our board of directors may not issue new shares in any other way without the prior approval of the shareholders. Any such approval to issue new shares given in a general meeting shall continue in force until the earlier of: (1) the conclusion of the next annual general meeting; or (2) the expiration of the period within which the next annual general meeting is required by law to be held; or (3) when revoked or varied by an ordinary resolution of the shareholders in a general meeting. Where such shareholders’ approval is given, subject to the HKSE Listing Rules and any conditions attached to such approval, our unissued shares may be at the disposal of our board of directors, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration and upon such terms and conditions as the directors may decide.

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

Shareholders

In accordance with our Articles, only persons who are registered in our register of members are recognized by us as shareholders and absolute owners of the shares. The register of members may be closed by our board of directors at such times and for such periods as it may from time to time decide by giving notice in accordance with the HKSE Listing Rules, but the register shall be closed in any year for not more than 30 days (excluding Sundays and public holidays) unless extended by ordinary resolution and the book closure period shall not be extended beyond 60 days in any year.

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

Hong Kong Taxation

Tax on dividends

No tax is payable in Hong Kong by withholding or otherwise in respect of dividends paid by HKTV.

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

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are the beneficial owner of our American depository shares or ordinary shares and you are, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any State thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

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

Passive Foreign Investment Company

Based on the market price of our American depository shares, the value of our assets, and the composition of our income and assets, we believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended August 31, 2013. A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

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

A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of our American depository shares and ordinary shares, our PFIC status will depend in large part on the market price of our American depository shares and ordinary shares, which may fluctuate significantly. Based on the market price of our American depository shares and ordinary shares, and the composition of our assets during the taxable year ended August 31, 2013, we believe we were a PFIC for such year. In addition, we believe there is a significant risk we will be a PFIC for the taxable year ending August 31, 2014 and for future taxable years, unless the market price of our American depositary shares increases or we reduce the amount of cash and other passive assets we hold relative to the amount of non-passive assets we hold. If we are a PFIC for any taxable year during which you hold American depository shares or ordinary shares, we generally will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold American depository shares or ordinary shares, unless we cease to be a PFIC and you make a “deemed sale” election with respect to the American depository shares or ordinary shares. If such election is made, you will be deemed to have sold American depository shares or ordinary shares you hold at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain from such deemed sale would be subject to the consequences described in the following two paragraphs. After the deemed sale election, your American depository shares or ordinary shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC, and you would not be subject to the rules described below with respect to any “excess distribution” you receive from us or any gain from an actual sale or other disposition of the American depositary shares or ordinary shares, unless we subsequently become a PFIC. The rules dealing with deemed sale elections are complex. You are encouraged to consult your tax advisor as to the possibility and consequences of making a deemed sale election if we cease to be treated as a PFIC and such election becomes available to you.

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

If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs or we make direct or indirect equity investments in other entities that are PFICs, you may be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in that proportion which the value of the American depository shares or ordinary shares you own bears to the value of all of our American depository shares and ordinary shares, and you may be subject to the adverse tax consequences described in the preceding two paragraphs with respect to the shares of such lower-tier PFICs that you would be deemed to own. You should consult your tax advisor regarding the application of the PFIC rules to any of our subsidiaries.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the PFIC rules described above regarding excess distributions and recognized gains. If you make a mark-to-market election for our American depository shares or ordinary shares, you will include in income for each year we are a PFIC an amount equal to the excess, if any, of the fair market value of the American depository shares or ordinary shares as of the close of your taxable year over your adjusted basis in such American depository shares or ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the American depository shares or ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the American depository shares or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the American depository shares or ordinary shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the American depository shares or ordinary shares, as well as to any loss realized on the actual sale or other disposition of the American depository shares or ordinary shares, to the extent the amount of such loss does not exceed the net mark-to-market gains previously included for such American depository shares or ordinary shares. Your basis in the American depository shares or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, any distributions we make would generally be subject to the rules discussed below under “—Dividends and Other Distributions on the American Depository Shares or Ordinary Shares,” except the lower rate applicable to qualified dividend income would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our American depository shares are listed on the Nasdaq, which is a qualified exchange or other market for these purposes. Consequently, if the American depository shares continue to be listed on the Nasdaq and are regularly traded, and you are a holder of American depository shares, we expect the mark-to-market election would be available to you if we were to become a PFIC. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. You should consult your tax advisor as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

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

Dividends and Other Distributions on the American Depository Shares or Ordinary Shares

Subject to the PFIC rules discussed above, the gross amount of any distributions we make to you (including the amount of any taxes withheld) with respect to our American depository shares or ordinary shares generally will be includible in your gross income as dividend income on the date of receipt by the depositary, in the case of American depository shares, or by you, in the case of ordinary shares, but only to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Any such dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. To the extent the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a tax-free return of your tax basis in your American depository shares or ordinary shares, and then, to the extent such excess amount exceeds your tax basis in your American depository shares or ordinary shares, as capital gain. We currently do not, and we do not intend to, calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends may be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided (1) the American depository shares or ordinary shares are readily tradable on an established securities market in the United States, (2) we are neither a PFIC nor treated as such with respect to you (as discussed above) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, American depository shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on Nasdaq, as are our American depository shares. However, based on existing guidance, it is not entirely clear whether dividends you receive with respect to the ordinary shares will be taxed as qualified dividend income, because the ordinary shares are not themselves listed on a U.S. exchange. As discussed above in “—Passive Foreign Investment Company,” we believe we were a PFIC for the taxable year ended August 31, 2013. You should consult your tax advisor regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends paid with respect to the American depository shares or ordinary shares.

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

Disposition of American Depository Shares or Ordinary Shares

Subject to the PFIC rules discussed above, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an American depository share or ordinary share equal to the difference between the amount realized for the American depository share or ordinary share and your tax basis in the American depository share or ordinary share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, that has held the American depository share or ordinary share for more than one year, you may be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any gain or loss you recognize on a disposition of American depository shares or ordinary shares will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes.

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

Additional Reporting Requirements

Certain U.S. Holders who are individuals will be required to report information relating to an interest in our American depository shares or ordinary shares, subject to certain exceptions (including an exception for American depository shares or ordinary shares held in accounts maintained by certain financial institutions). U.S. Holders should consult their tax advisors regarding the effect, if any, of these rules on their ownership and disposition of the American depository shares and ordinary shares.

F. Dividends and paying agents

Not applicable

G. Statement by experts

Not applicable

H. Documents on display

We filed with the SEC in Washington, D.C. a registration statement on Form F-1 (Registration No. 333-11012) under the Securities Act in connection with our global offering of American depositary shares in November 1999. The registration statement contains exhibits and schedules. For further information with respect to HKTV and the American depositary shares, please refer to the registration statement and to the exhibits and schedules filed with the registration statement. In addition, whenever a reference is made in this annual report to a contract or other document of HKTV, you should be aware that such reference is not necessarily complete and that you should refer to the exhibits and schedules that are a part of the registration statement for a copy of the contract or other document.

The Company’s registration statements may be inspected and copied, including exhibits and schedules, and the reports and other information as filed with the SEC in accordance with the Exchange Act at the public reference facilities maintained by the SEC at 100 F Street NE, Washington, D.C. 20549. Copies of such material may also be obtained from the Public Reference Section of the SEC at 100 F Street NE, Washington, D.C. 20549, at prescribed rates. Information may be obtained regarding the Washington D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330 or by contacting the SEC over the Internet at its website at http://www.sec.gov.

I. Subsidiary information

Not applicable.

ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and qualitative disclosures about market risk have been included in note 26 to our consolidated financial statements.

ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt securities

Not applicable.

B. Warrants and rights

Not applicable

C. Other securities

Not applicable

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

In fiscal year 2013, the Company did not receive any payment from the depositary.

PART II

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15	CONTROLS AND PROCEDURES

A. Disclosure and procedures

An evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures. As of the end of the period covered by this annual report, based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information the Company was required to disclose in reports that the Company filed or submitted under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that such information was accumulated and communicated to the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs. Subsequent to the date of their evaluation, there have been no significant changes in our internal controls or in other factors that could significantly affect these controls.

B. Management’s report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company, as defined in Rules 13a-15(f) under the Exchange Act, as amended. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purpose in accordance with generally accepted accounting principles. Under Section 404(a) of the Sarbanes-Oxley Act, our management is required to include its assessment of the effectiveness of our internal control procedures over financial reporting in this annual report. With the assistance of the Company’s internal audit department and external consultants, our management organized and conducted a comprehensive assessment of internal control over financial reporting based on the control criteria in COSO’s 1992 Internal Control Integrated Framework. Based on this assessment, the Directors believe that, as of August 31, 2013, the internal control over financial reporting was effective. KPMG has issued an attestation report on our management’s assessment of our internal control over financial reporting.

C. Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Hong Kong Television Network Limited:

We have audited Hong Kong Television Network Limited’s internal control over financial reporting as of August 31, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Hong Kong Television Network Limited’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s report on internal control over financial reporting. Our responsibility is to express an opinion on Hong Kong Television Network Limited’s internal control over financial reporting based on our audit.

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

In our opinion, Hong Kong Television Network Limited maintained, in all material respects, effective internal control over financial reporting as of August 31, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Hong Kong Television Network Limited and its subsidiaries as of August 31, 2013 and 2012, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated cash flow statements for each of the years in the three-year period ended August 31, 2013, and our report dated December 27, 2013 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Hong Kong, China

December 27, 2013

D. Changes in internal control over financial reporting

During the year covered by this annual report, there have been no changes in our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors established an audit committee to ensure the impartial supervision of our accounting and business operations. The audit committee is comprised of three independent non-executive directors, namely, Mr. Lee Hon Ying, John, Mr. Peh Jefferson Tun Lu and Mr. Mak Wing Sum, Alvin. Mr. Peh was appointed to the audit committee on September 1, 2004 and Mr. Mak was appointed to the audit committee on September 1, 2013. Both are “financial experts” within the meaning of, and as required by, the Sarbanes-Oxley Act.

ITEM 16B	CODE OF ETHICS

All of our Talents, officers and directors are bound by our code of business ethics and conduct. We adopted our code of ethics and modified it following the passage of, and to comply with, the Sarbanes-Oxley Act. Copies of our code of ethics are available for viewing on our website at http://www.hktv.com.hk and free of charge upon request made to our company secretary. We have never granted a waiver for non-compliance with the policies and procedures set forth in the code of ethics for any Talent of our Company or any of our subsidiaries.

ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the remuneration that we paid to KPMG, our independent auditor in each of our previous two fiscal years.

	2012		2013
	(in millions)
Nature of the service	HK$		HK$
Audit fees		1.4		1.4
Audit-related fees		1.1		0.1

Total		2.5		1.5

Audit fees

Audit fees are the aggregate fees billed by our independent auditors for the annual financial statement audit, subsidiary audits and other procedures required to be performed for the auditors to form an opinion on our consolidated financial statements.

Audit-related fees

Audit-related fees are the aggregate fees billed by our independent auditors mainly for the review of our interim financial statements. In fiscal 2012, audit related fees also included the fees for the services provided in connection with the disposal of the Telecom Business in May 2012.

Audit-related fees in fiscal 2013 is the fee billed by our independent auditor for the review of our interim financial statements.

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

By way of a general mandate granted to our directors, the maximum aggregate nominal amount of shares that may be purchased pursuant to a mandate corresponds to 10% of the aggregate nominal amount of our issued share capital at the date the mandate was granted. During the year ended August 31, 2013, we had not repurchased any of the ordinary shares on the HKSE.

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

As our ordinary shares are listed on the HKSE and American depositary shares representing our ordinary shares are listed on the Nasdaq Global Market, we are subject to applicable Hong Kong laws and regulations, including the HKSE Listing Rules, and the Hong Kong Companies Ordinance, as well as applicable U.S. federal securities laws, including the Exchange Act and the Sarbanes-Oxley Act. In addition, we are subject to the corporate governance requirements imposed by Nasdaq to the extent they apply to foreign private issuers. Under Nasdaq Stock Market Rule 5615(a)(3), a foreign private issuer such as us may follow its home country corporate governance practices in lieu of certain of the Nasdaq Stock Market Rules corporate governance requirements. Our current corporate governance practices differ from Nasdaq corporate governance requirements for U.S. companies in certain respects, as summarized below:

•	Nasdaq Stock Market Rule 5605(b)(1) requires a Nasdaq listed company to have a board of directors consisting of a majority of independent members, In this regard we have elected to adopt the practices of our home country, As a listed company in Hong Kong, we are subject to the requirement under the HKSE Listing Rules that at least three members of our board of directors be independent as determined under the HKSE Listing Rules. In compliance with our home country practices, we currently have three independent directors out of a total of eight directors. The standards for establishing independence under the HKSE Listing Rules also differ from those set forth in the Nasdaq Stock Market Rules.

•	Nasdaq Stock Market Rule 5605(b)(2) requires a Nasdaq listed company to schedule regular executive sessions in which non-management directors meet without management participation. In this regard we have elected to adopt the practices of our home country. Under the applicable Hong Kong law, our board of directors is required to meet regularly and at least four times a year and we are required to ensure that there is active participation by a majority of the directors and afford all directors an opportunity to include matters on the agenda. In addition, when a board meeting considers a matter in which a substantial shareholder or a director has a conflict of interest, the independent directors with no material interest in such matter must be present. In compliance with our home country practices, we do not organize exclusive meetings for our independent non-executive directors on a regular basis.

•	Nasdaq Stock Market Rule 5605(d)(1) requires a Nasdaq listed company to have the compensation of the chief executive officer and the other executive officers be determined, or recommended to the its board of directors for determination, by a compensation committee comprised solely of independent directors. In this regard we have elected to adopt the practices of our home country. Under the HKSE Listing Rules, listed companies are required to establish a remuneration committee with a majority of independent non-executive directors. The compensation of our executive officers is determined by a remuneration committee consisting of six directors, three of whom are independent non-executive directors.

•	Nasdaq Stock Market Rule 5605(e)(1) requires a Nasdaq listed company to have a nominations committee consisting solely of independent directors to select or recommend for selection director nominees. In this regard we have elected to adopt the practices of our home country and do not have a nominations committee consisting solely of independent directors. Under the HKSE Listing Rules, listed companies are recommended but not required to establish a nomination committee consisting of the independent non-executive directors with majority vote. Our director nominees are selected by or recommended for selection by our board of directors. Our current practice is not inconsistent with our home country practices.

Other than the above, we have followed and intend to continue to follow the applicable Nasdaq corporate governance standards.

ITEM 16H	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18	FINANCIAL STATEMENTS

See pages F-1 to F-54 following Item 19.

ITEM 19	EXHIBITS

(a)	Exhibit 12.1—Section 302 Certifications of the Chief Executive Officer.

(b)	Exhibit 12.2—Section 302 Certifications of the Chief Financial Officer.

(c)	Exhibit 13—Section 906 Certification of Chief Executive Officer and Chief Financial Officer.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Hong Kong Television Network Limited

We have audited the accompanying consolidated balance sheets of Hong Kong Television Network Limited and its subsidiaries as of August 31, 2013 and 2012, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated cash flow statements for each of the years in the three-year period ended August 31, 2013. These consolidated financial statements are the responsibility of Hong Kong Television Network Limited’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hong Kong Television Network Limited and its subsidiaries as of August 31, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended August 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Hong Kong Television Network Limited’s internal control over financial reporting as of August 31, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated December 27, 2013 expressed an unqualified opinion on the effectiveness of the internal control over financial reporting of Hong Kong Television Network Limited and its subsidiaries.

/s/ KPMG

Hong Kong, China

December 27, 2013

Hong Kong Television Network Limited and its subsidiaries

Consolidated income statements

(Expressed in Hong Kong dollars)

		For the year ended August 31,
	Note	2013 HK$’000	2012 HK$’000	2011 HK$’000
Continuing operations
Turnover	3	7,802	3,762	—
Cost of sales	4	(15,706)	(6,006)	—
Valuation gains on investment properties		43,400	18,200	—
Other operating expenses	5(a)	(201,514)	(104,960)	(23,481)
Other income, net	5(b)	128,909	19,920	3,456
Finance costs, net	5(c)	(4,860)	(2,455)	(7,303)

Loss before taxation	5	(41,969)	(71,539)	(27,328)
Income tax credit/(expense)	6	1,659	(2,281)	(4,782)

Loss from continuing operations		(40,310)	(73,820)	(32,110)

Discontinued operations
Profit from discontinued operations (net of tax)	2	—	3,771,694	346,025

(Loss)/profit for the year		(40,310)	3,697,874	313,915

Attributable to:
Equity shareholders of the Company
- Continuing operations		(40,310)	(71,406)	(32,110)
- Discontinued operations		—	3,771,694	346,025

		(40,310)	3,700,288	313,915

Non-controlling interest
- Continuing operations		—	(2,414)	—
- Discontinued operations		—	—	—

		—	(2,414)	—

(Loss)/profit for the year		(40,310)	3,697,874	313,915

Basis (loss)/earnings per share	9
- Continuing operations		HK(5.0) cents	HK(9.0) cents	HK(4.1) cents
- Discontinued operations		—	HK480.9 cents	HK44.9 cents
		HK(5.0) cents	HK471.9 cents	HK40.8 cents
Diluted (loss)/earnings per share	9
- Continuing operations		HK(5.0) cents	HK(9.0) cents	HK(4.1) cents
- Discontinued operations		—	HK474.1 cents	HK43.7 cents
		HK(5.0) cents	HK465.1 cents	HK39.6 cents

The accompany notes are integral part of these consolidated financial statements.

Hong Kong Television Network Limited and its subsidiaries

Consolidated statements of comprehensive income

(Expressed in Hong Kong dollars)

		For the year ended August 31,
	Note	2013 HK$’000	2012 HK$’000	2011 HK$’000
(Loss)/profit for the year		(40,310)	3,697,874	313,915

Other comprehensive income	8
Items that may be reclassified subsequently to profit or loss:
- Available-for-sale securities: net movement in fair value reserve		(71,109)	—	—
- Exchange differences on translation of financial statements of subsidiaries outside Hong Kong		—	(265)	2,383
- Exchange reserve realized upon disposal of Telecom Business		—	(4,881)	—

Total comprehensive income for the year		(111,419)	3,692,728	316,298

Attributable to:
Equity shareholders of the Company		(111,419)	3,695,142	316,298
Non-controlling interest		—	(2,414)	—

Total comprehensive income for the year		(111,419)	3,692,728	316,298

The accompany notes are integral part of these consolidated financial statements.

Hong Kong Television Network Limited and its subsidiaries

Consolidated balance sheets

(Expressed in Hong Kong dollars)

		As at August 31,
	Note	2013 HK$’000	2012 HK$’000
Non-current assets

Fixed assets	13	531,277	477,141
Intangible assets	14	291,366	311,726
Long term receivable and prepayment		133	284
Other financial assets	16	1,620,277	—

		2,443,053	789,151

Current assets

Accounts receivable	17	1,325	1,311
Other receivables, deposits and prepayments	17	66,688	31,581
Programme costs		289,781	87,617
Inventories		357	577
Other current financial assets	16	341,337	—
Term deposits	18(a)	342,657	544,040
Cash at bank and in hand	18(b)	347,849	2,083,079

		1,389,994	2,748,205

Current liabilities

Accounts payable	19	4,074	5,371
Other payables and accrued charges	19	38,600	31,118
Deposits received		1,905	2,259
Bank loans and overdrafts	20	531,883	3,026
Tax payable		395	935
Current portion - obligations under finance leases	24	90	85

		576,947	42,794

Net current assets		813,047	2,705,411

Total assets less current liabilities		3,256,100	3,494,562

Non-current liabilities

Deferred tax liabilities	22	227	1,346
Derivative financial instrument	23	5,181	9,663
Obligations under finance leases	24	70	160

		5,478	11,169

Net assets		3,250,622	3,483,393

Capital and reserves	21
Share capital		80,902	80,902
Reserves		3,169,720	3,402,491

Total equity		3,250,622	3,483,393

The accompany notes are integral part of these consolidated financial statements.

Hong Kong Television Network Limited and its subsidiaries

Consolidated statements of changes in equity

(Expressed in Hong Kong dollars)

		Attributable to the equity shareholders of the Company
	Note	Share capital HK$’000	Share premium HK$’000	Capital reserve HK$’000	Capital redemption reserve HK$’000	Retained profits HK$’000	Revaluation reserve HK$’000	Fair value reserve HK$’000	Other reserve HK$’000	Total HK$’000	Non-controlling interest HK$’000	Total equity HK$’000
At September 1, 2012		80,902	1,188,005	—	7	2,051,149	165,156	—	(1,826)	3,483,393	—	3,483,393

Loss for the year		—	—	—	—	(40,310)	—	—	—	(40,310)	—	(40,310)
Other comprehensive income	8	—	—	—	—	—	—	(71,109)	—	(71,109)	—	(71,109)

Total comprehensive income for the year		—	—	—	—	(40,310)	—	(71,109)	—	(111,419)	—	(111,419)
Final dividend paid in respect of previous year	7(b)	—	—	—	—	(121,352)	—	—	—	(121,352)	—	(121,352)

At August 31, 2013		80,902	1,188,005	—	7	1,889,487	165,156	(71,109)	(1,826)	3,250,622	—	3,250,622

		Attributable to the equity shareholders of the Company
	Note	Share capital HK$’000	Share premium HK$’000	Capital reserve HK$’000	Capital redemption reserve HK$’000	Retained profits HK$’000	Exchange reserve HK$’000	Revaluation reserve HK$’000	Other reserve HK$’000	Total HK$’000	Non-controlling interest HK$’000	Total equity HK$’000
At September 1, 2011		77,191	1,083,495	23,759	7	607,783	5,146	—	—	1,797,381	—	1,797,381

Profit for the year		—	—	—	—	3,700,288	—	—	—	3,700,288	(2,414)	3,697,874
Other comprehensive income	8	—	—	—	—	—	(5,146)	—	—	(5,146)	—	(5,146)

Total comprehensive income for the year		—	—	—	—	3,700,288	(5,146)	—	—	3,695,142	(2,414)	3,692,728
Final dividend paid in respect of previous year	7(b)	—	—	—	—	(115,901)	—	—	—	(115,901)	—	(115,901)
Special dividend paid in respect of current year	7(a)	—	—	—	—	(2,022,542)	—	—	—	(2,022,542)	—	(2,022,542)
Interim dividend paid in respect of current year	7(a)	—	—	—	—	(119,674)	—	—	—	(119,674)	—	(119,674)
Shares issued upon exercise of share options	21(a)	3,711	104,510	(33,044)	—	—	—	—	—	75,177	—	75,177
Equity settled share-based transactions	5(d)	—	—	10,480	—	—	—	—	—	10,480	—	10,480
Share options lapsed		—	—	(1,195)	—	1,195	—	—	—	—	—	—
Revaluation of investment properties	13(d)	—	—	—	—	—	—	165,156	—	165,156	—	165,156
Contributions from non-controlling interest		—	—	—	—	—	—	—	—	—	2,450	2,450
Acquisition of non-controlling interest		—	—	—	—	—	—	—	(1,826)	(1,826)	(36)	(1,862)

At August 31, 2012		80,902	1,188,005	—	7	2,051,149	—	165,156	(1,826)	3,483,393	—	3,483,393

Hong Kong Television Network Limited and its subsidiaries

Consolidated statements of changes in equity (Continued)

(Expressed in Hong Kong dollars)

		Attributable to the equity shareholders of the Company
	Note	Share capital HK$’000	Share premium HK$’000	Capital reserve HK$’000	Capital redemption reserve HK$’000	Retained profits HK$’000	Exchange reserve HK$’000	Revaluation reserve HK$’000	Other reserve HK$’000	Total HK$’000	Non-controlling interest HK$’000	Total equity HK$’000
At September 1, 2010		76,500	1,074,997	21,064	7	513,208	2,763	—	—	1,688,539	—	1,688,539

Profit for the year		—	—	—	—	313,915	—	—	—	313,915	—	313,915
Other comprehensive income	8	—	—	—	—	—	2,383	—	—	2,383	—	2,383

Total comprehensive income for the year		—	—	—	—	313,915	2,383	—	—	316,298	—	316,298
Final dividend paid in respect of previous year	7(b)	—	—	—	—	(103,735)	—	—	—	(103,735)	—	(103,735)
Interim dividend paid in respect of current year	7(a)	—	—	—	—	(115,605)	—	—	—	(115,605)	—	(115,605)
Shares issued upon exercise of share options		691	8,498	(1,957)	—	—	—	—	—	7,232	—	7,232
Equity settled share-based transactions	5(d)	—	—	4,652	—	—	—	—	—	4,652	—	4,652

At August 31, 2011		77,191	1,083,495	23,759	7	607,783	5,146	—	—	1,797,381	—	1,797,381

The accompany notes are integral part of these consolidated financial statements.

Hong Kong Television Network Limited and its subsidiaries

Consolidated cash flow statements

(Expressed in Hong Kong dollars)

		For the year ended August 31,
	Note	2013 HK$’000	2012 HK$’000	2011 HK$’000
Net cash (outflow)/inflow from operations	25(a)	(356,804)	184,927	588,911

Overseas tax paid		—	(3,003)	(3,012)

Net cash (outflow)/inflow from operating activities		(356,804)	181,924	585,899

Investing activities

Additions of available-for-sale securities		(2,181,277)	—	—
Proceeds from disposal of available-for-sale securities		155,939	—	—
Decrease/(increase) in term deposits		211,659	(544,040)	—
Dividend received		895	—	—
Interest received		70,749	14,282	3,059
Proceeds from disposal of Telecom Business (net of cash disposed of)	2(d)	—	4,655,367	—
Purchases of fixed assets		(39,394)	(467,840)	(437,477)
Proceeds from disposal of fixed assets		87	24,022	20,229

Net cash (outflow)/inflow from investing activities		(1,781,342)	3,681,791	(414,189)

Net cash (outflow)/inflow before financing activities		(2,138,146)	3,863,715	171,710

Financing activities

Proceeds from issuance of new shares	25(b)	—	75,177	7,232
Proceeds from new bank loans	25(b)	531,847	—	—
Repayment of bank loan	25(b)	—	—	(125,000)
Repayment of capital element of finance leases	25(b)	(85)	(99)	(212)
Interest element of finance leases		(9)	(19)	(30)
Interest paid on bank loans		(2,402)	—	(1,152)
Other borrowing cost paid		(4,235)	(7,134)	(4,638)
Acquisition of non-controlling interest		—	(1,862)	—
Dividends paid		(121,354)	(2,257,812)	(219,312)

Net cash inflow/(outflow) from financing activities		403,762	(2,191,749)	(343,112)

(Decrease)/increase in cash and cash equivalent		(1,734,384)	1,671,966	(171,402)

Cash and cash equivalent at September 1		2,080,053	408,131	578,175

Effect of foreign exchange rate changes		2,180	(44)	1,358

Cash and cash equivalent at August 31		347,849	2,080,053	408,131

Analysis of the balances of cash and cash equivalents
Cash at bank and in hand	18(b)	347,849	2,083,079	408,976
Bank overdrafts - unsecured		—	(3,026)	(845)

		347,849	2,080,053	408,131

The accompany notes are integral part of these consolidated financial statements.

1	Significant accounting policies

(a)	Statement of compliance

Hong Kong Television Network Limited (the “Company”) was incorporated in Hong Kong on May 19, 1992 under the Hong Kong Companies Ordinance. Hong Kong Television Network Limited and its subsidiaries (collectively referred to as the “Group”) are engaged in the provision of multimedia production and distribution and other multimedia related services.

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

The accompanying consolidated financial statements were authorized for issue by the Board of Directors on December 27, 2013.

(b)	Basis of preparation of the financial statements

The measurement basis used in the preparation of the financial statements is the historical cost basis except that investments in available-for-sale securities, investment properties and certain financial assets are stated at their fair values or amortized costs as explained in the accounting policies set out below (see notes 1(f), 1(g), 1(l), 1(n), 1(s) and 1(t)).

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

The IASB has issued a few amendments to IFRSs that are first effective or available for early adoption for the current accounting period of the Group. Except for the amendments to IAS 12, Income taxes–Deferred tax: recovery of underlying assets, which the Group has already adopted in the prior period, none of the other developments are relevant to the Group’s financial statements and the Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

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

Intra-group balances and transactions and cash flows and any unrealized profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealized losses resulting from intra-group transactions are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment.

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

Changes in the Group’s interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non-controlling interests within consolidated equity to reflect the change in relative interests, but no adjustments are made to goodwill and no gain or loss is recognized.

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

On disposal of a foreign operation, the cumulative amount of the exchange differences relative to that foreign operation is reclassified from equity to profit or loss when the profit or loss on disposal is recognized.

(f)	Investments in debt and equity securities

The Group’s policies for investments in debt and equity securities are as follows:

Investments in debt and equity securities are initially stated at fair value, which is their transaction price unless it is determined that the fair value at initial recognition differs from the transaction price and that fair value is evidenced by a quoted price in an active market for an identical asset or liability or based on a valuation technique that uses only data from observable markets. Cost includes attributable transaction costs, except where indicated otherwise below. These investments are subsequently accounted for as follows, depending on their classification:

Investments in securities held for trading are classified as current assets. Any attributable transaction costs are recognized in profit or loss as incurred. At the balance sheet date the fair value is remeasured, with any resultant gain or loss being recognized in profit or loss. The net gain or loss recognized in profit or loss does not include any dividends or interest earned on these investments as these are recognized in accordance with the policies set out in note 1(u)(ii) and 1(u)(v).

Dated debt securities that the Group and/or the Company have the positive ability and intention to hold-to-maturity are classified as held-to-maturity securities. Held-to-maturity securities are stated at amortized cost less impairment losses (see note 1(k)).

Investments in securities which do not fall into any of the above categories are classified as available-for-sale securities. At the balance sheet date the fair value is remeasured, with any resultant gain or loss being recognized in other comprehensive income and accumulated separately in equity in the fair value reserve. As an exception to this, investments in equity securities that do not have a quoted price in an active market for an identical instrument and whose fair value cannot otherwise be reliably measured are recognized in the balance sheet at cost less impairment losses (see note 1(k)). Dividend income from equity securities and interest income from debt securities calculated using the effective interest method are recognized in profit or loss in accordance with the policies set out in notes 1(u)(ii) and 1(u)(v) respectively. Foreign exchange gains and losses resulting from changes in the amortized cost of debt securities are also recognized in profit or loss.

When the investments are derecognized or impaired (see note 1(k)), the cumulative gain or loss recognized in equity is reclassified to profit or loss. Investments are recognized/ derecognized on the date the Group commits to purchase /sell the investments or they expire.

(g)	Investment property

Investment properties are land and/or buildings which are owned and held to earn rental income and/or for capital appreciation.

Investment properties are stated at fair value, unless they are still in the course of construction or development at the balance sheet date and their fair value cannot be reliably measured at that time. Any gain or loss arising from a change in fair value or from the retirement or disposal of an investment property is recognized in profit or loss. Rental income from investment properties is accounted for as described in note 1(u)(iii).

When the Group holds a property interest under an operating lease to earn rental income and/or for capital appreciation, the interest is classified and accounted for as an investment property on a property-by-property basis. Any such property interest which has been classified as an investment property is accounted for as if it were held under a finance lease (see note 1(j)), and the same accounting policies are applied to that interest as are applied to other investment properties leased under finance leases. Lease payments are accounted for as described in note 1(j).

(h)	Fixed assets

(i)	Construction in progress

Construction in progress was carried at cost, which includes development and construction expenditure incurred and interest and direct costs attributable to the development less any accumulated impairment loss (note 1(k)) as considered necessary by the directors. No depreciation is provided for construction in progress. Upon completion, the associated costs are transferred to leasehold land and buildings.

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

(i)	Classification of assets leased to the Group

Assets that are held by the Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under finance leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases, with the following exceptions:

-	property held under operating leases that would otherwise meet the definition of an investment property is classified as investment property on a property-by-property basis and, if classified as investment property, is accounted for as if held under a finance lease (see note 1(g)); and

-	land held for own use under an operating lease for which its fair value cannot be measured separately from the fair value of a building situated thereon at the inception of the lease, is accounted for as being held under a finance lease, unless the building is also clearly held under an operating lease. For these purposes, the inception of the lease is the time that the lease was first entered into by the Group, or taken over from the previous lessee.

(ii)	Finance leases

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

If any such evidence exists, any impairment loss is determined and recognized as follows:

•

For trade and other current receivables and other financial assets carried at amortized cost, the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets), where the effect of discounting is material. This assessment is made collectively where financial assets carried at amortized cost share similar risk characteristics, such as similar past due status, and have not been individually assessed as impaired. Future cash flows for financial assets which are assessed for impairment collectively are based on historical loss experience for assets with credit risk characteristics similar to the collective group.

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

Impairment losses are written off against the corresponding assets directly, except for impairment losses recognized in respect of trade debtors, whose recovery is considered doubtful but not remote. In this case, the impairment losses for doubtful debts are recorded using an allowance account. When the Group is satisfied that recovery is remote, the amount considered irrecoverable is written off against trade debtors and any amounts held in the allowance account relating to that debt are reversed. Subsequent recoveries of amounts previously charged to the allowance account are reversed against the allowance account. Other changes in the allowance account and subsequent recoveries of amounts previously written off directly are recognized in profit or loss.

(ii)	Impairment of other assets

Internal and external sources of information are reviewed at the balance sheet date to identify indications that the following assets may be impaired or, an impairment loss previously recognized no longer exists or may have decreased:

•	fixed assets; and

•	intangible assets.

If any such indication exists, the asset’s recoverable amount is estimated.

•	Calculation of recoverable amount

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

An impairment loss is recognized in profit or loss whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognized in respect of cash-generating units are allocated to reduce the carrying amount of the assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to disposal (if measurable) or value in use (if determinable).

•	Reversals of impairment losses

An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount.

A reversal of an impairment loss is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognized in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognized.

(iii)	Interim financial reporting and impairment

Under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, the Group is required to prepare an interim financial report in compliance with IAS 34, Interim financial reporting , in respect of the first six months of the financial year. At the end of the interim period, the Group applies the same impairment testing, recognition and reversal criteria as it would at the end of the financial year (see note 1(k)(i) and 1(k)(ii)).

Impairment losses recognized in an interim period in respect of available-for-sale equity securities are not reversed in a subsequent period. This is the case even if no loss, or a smaller loss, would have been recognized had the impairment been assessed only at the end of the financial year to which the interim period relates. Consequently, if the fair value of an available-for-sale equity security increases in the remainder of the annual period, or in any other period subsequently, the increase is recognized in other comprehensive income and not profit or losses.

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

(n)	Accounts receivables

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

(o)	Cash and cash equivalents

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

(p)	Financial guarantees issued, provisions and contingent liabilities

(i)	Financial guarantees issued

Financial guarantees are contracts that require the issuer (i.e. the guarantor) to make specified payments to reimburse the beneficiary of the guarantee (the “holder”) for a loss the holder incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument.

Where the Group issues a financial guarantee, the fair value of the guarantee is initially recognized as deferred income within trade and other payables. Where consideration is received or receivable for the issuance of the guarantee, the consideration is recognized in accordance with the Group’s policies applicable to that category of asset. Where no such consideration is received or receivable, an immediate expense is recognized in profit or loss on initial recognition of any deferred income. The amount of the guarantee initially recognized as deferred income is amortized in profit or loss over the term of the guarantee as income from financial guarantees issued. In addition, provisions are recognized in accordance with note 1(p)(ii) if and when (i) it becomes probable that the holder of the guarantee will call upon the Group under the guarantee, and (ii) the amount of that claim on the Group is expected to exceed the amount currently carried in trade and other payables in respect of that guarantee i.e. the amount initially recognized, less accumulated amortization.

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

(q)	Talent benefits

(i)	Leave entitlements

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

(r)	Income tax

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognized in profit or loss or items recognized in other comprehensive income or directly in equity, in which case the relevant amounts of tax are recognized in other comprehensive income or directly in equity, respectively.

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

(s)	Interest-bearing borrowings

Interest-bearing borrowings are recognized initially at fair value less attributable transaction costs. Subsequent to initial recognition, the interest-bearing borrowings are stated at amortized cost with the difference between amortized cost and redemption value recognized in profit or loss over the period of borrowings using the effective interest method.

(t)	Trade and other payables

Trade and other payables are initially recognized at fair value. Except for financial guarantee liabilities measured in accordance with note 1(p), trade and other payables are subsequently stated at amortized cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(u)	Revenue recognition

(i)	Revenue for licensing of programme rights is recognized over the contract period or upon delivery of the programmes concerned in accordance with the terms of the contracts.

(ii)	Interest income is recognized as it accrues using the effective interest method.

(iii)	Rental income receivable under operating leases is recognized in profit or loss in equal installments over the periods covered by the lease term, except where an alternative basis is more representative of the platform of benefits to be derived from the leased assets. Lease incentives granted are recognized in profit or loss as an integral part of the aggregate net lease payments receivable.

(iv)	Artiste management fee income is recognized when the services are rendered.

(v)	Dividend income from unlisted investments is recognized when the shareholder’s right to receive payment is established. Dividend income from listed investments is recognized when the share price of the investment goes ex-dividend.

(vi)	Revenue for the provision of international telecommunication and fixed telecommunications network services is recognized, when an arrangement exists, service is rendered, the fee is fixed or determinable, and collectibility is probable.

(vii)	Tariff-free period granted to subscribers of fixed telecommunications network services are recognized in profit or loss ratably over the term of the service subscription agreement.

(viii)	Amount received in advance for the provision of fixed telecommunications network services is deferred and included under deferred service revenue, and subsequently recognized as revenue on a straight-line basis over the related service period.

(v)	Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of that asset.

All other borrowing costs are charged to profit or loss in the year in which they are incurred.

(w)	Discontinued operations

A discontinued operation is a component of the Group’s business, the operations and cash flows of which can be clearly distinguished from the rest of the Group and which represents a separate major line of business. Classification as a discontinued operation occurs upon disposal.

Where an operation is classified as discontinued, a single amount is presented on the face of the income statement, which comprises:

•	the post-tax profit or loss of the discontinued operation; and

•	the post-tax gain or loss recognized on the disposal of the assets or disposal group constituting the discontinued operation.

(x)	Segment reporting

Operating segments, and the amounts of each segment item reported in the financial statements, are identified from the financial information provided regularly to the Group’s most senior executive management for the purposes of allocating resources to, and assessing the performance of, the Group’s lines of business.

Geographical information is not presented as the majority of the Group’s revenue is attributed to customers in Hong Kong and majority of the assets are located in Hong Kong.

(y)	Related parties

(a)	A person, or a close member of that person’s family, is related to the Group if that person:

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or the Group’s parent.

(b)	An entity is related to the Group if any of the following conditions applies:

(i)	The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(ii)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(iii)	Both entities are joint ventures of the same third party.

(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v)	The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.

(vi)	The entity is controlled or jointly controlled by a person identified in (a).

(vii)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

2	Discontinued operations

On March 31, 2012, the Group entered into a Sales and Purchase Agreement with a third party (the “Purchaser”) to dispose of the Group’s International Telecommunications Services and Fixed Telecommunications Network Service businesses (the “Telecom Business”) (the “Disposal”). The consideration for the Disposal comprised of cash consideration of HK$4,873,649,000 on a cash-free, debt-free basis. As part and parcel of the Disposal, the Telecom Business grant an intangible asset, including indefeasible right of use (“IRU”) of the telecommunications capacity and right to use of telecommunications services to the Group upon the completion of Disposal. The Disposal was completed on May 30, 2012. The operating results of the disposed Telecom Business up to the disposal date have been presented as discontinued operations in the years ended August 31, 2012 and 2011.

(a)	The results of the discontinued operations included in the consolidated financial statements for the years ended August 31, 2012 and 2011 are as follows:

		Telecom Business
		2012	2011
	Note	HK$’000	HK$’000
Turnover	3	1,433,775	1,681,458
Network costs and cost of sales	4	(277,028)	(212,315)
Other operating expenses	5(a)	(860,946)	(1,073,683)
Other income, net	5(b)	3,638	3,793
Finance costs, net	5(c)	574	944

Profit before taxation		300,013	400,197
Income tax expense	6	(48,407)	(54,172)

Profit after taxation		251,606	346,025
Gain on sale of discontinued operations	2(c)	3,520,088	—

Profit from discontinued operations		3,771,694	346,025

(b)	The cash flows of the discontinued operations for the years ended August 31, 2012 and 2011 are as follows:

	Telecom Business
	2012	2011
	HK$’000	HK$’000
Net cash inflow from operating activities	414,695	747,982
Net cash inflow/(outflow) from investing activities	4,336,661	(363,124)
Net cash outflow from financing activities	(211,887)	(379,843)

Net cash inflow from discontinued operations	4,539,469	5,015

(c)	Effect of Disposal on the financial position of the Group:

		2012
	Note	HK$’000
Net assets disposed of:
Goodwill		1,066
Fixed assets	13	1,601,528
Long term receivable and prepayment		4,533
Deferred expenditure		36,978
Accounts receivable		75,481
Other receivables, deposits and prepayments		165,161
Cash at bank and in hand		42,357
Bank overdrafts - unsecured		(7,529)
Accounts payable		(19,221)
Other payables and accrued charges		(147,364)
Deposits received		(20,946)
Tax payable		(1,721)
Deferred tax liabilities	22(a)	(157,102)
Deferred services revenue		(81,241)
Obligations under finance leases	25(b)	(49)

		1,491,931

Satisfied by:
Cash consideration		(4,873,649)
Grant of intangible assets including IRU of the telecommunications capacity and right to use of telecommunications services		(316,943)
Exchange reserve realized upon disposal of Telecom Business	8	(4,881)
Transaction costs		183,454

Gain on sale of discontinued operations		(3,520,088)

No provision for Hong Kong Profits Tax has been made for the gain on sale of discontinued operations.

(d)	Analysis of the net cash inflow in respect of the Disposal:

2012
HK$’000
Cash consideration	4,873,649
Transaction costs	(183,454)
Cash and cash equivalents disposed of	(34,828)

Net cash inflow	4,655,367

3	Turnover and segment information

Turnover

The Group is principally engaged in the provision of multimedia production and distribution and other multimedia related services (“Multimedia Business”).

Prior to the Disposal, the Group was engaged in the provision of international telecommunications services and fixed telecommunications network services to customers in Hong Kong and Canada which have been classified as discontinued operations in the years ended August 31, 2012 and 2011.

The amount of each significant category of revenue recognized in turnover during the year is as follows:

	2013	2012	2011
	HK$’000	HK$’000	HK$’000
Continuing operations:
- Licensing of programme rights, programme production and provision of artiste management services	7,802	3,762	—

Discontinued operations:
- International telecommunications services	—	134,645	197,134
- Fixed telecommunication network services	—	1,299,130	1,484,324

	—	1,433,775	1,681,458

	7,802	1,437,537	1,681,458

Segmental Information

Continuing operations:

-	Multimedia services and others	:	provision of multimedia production and distribution and other multimedia related activities

Discontinued operations:

-	International telecommunications	:	provision of international long distance calls services

-	Fixed telecommunications network	:	provision of dial up and broadband Internet access services, local voice-over-IP (VoIP) services, IP-TV services and corporate data services

The Group’s inter-segment transactions mainly consisted of provision of leased lines services and licensing of programme right. These transactions were entered into on similar terms as those contracted with third parties.

	2013
	Continuing operations	Discontinued operations
	Multimedia services and others HK$’000	International telecommunications services HK$’000	Fixed telecommunications network services HK$’000	Elimination HK$’000	Group HK$’000
Turnover
- External sales	7,802	—	—	—	7,802
- Inter-segment sales	—	—	—	—	—

	7,802	—	—	—	7,802

Segment results	(209,418)	—	—		(209,418)

Bank interest income					27,051
Dividend income from available-for-sale equity securities					895
Interest income from available-for-sale debt securities					61,406
Gain on disposal of available-for-sale debt securities					4,508
Other net income					35,049
Valuation gains on investment properties					43,400
Finance costs, net					(4,860)

Loss before taxation					(41,969)
Income tax credit					1,659

Loss for the year					(40,310)

	2012
	Continuing operations	Discontinued operations
	Multimedia services and others HK$’000	International telecommunications services HK$’000	Fixed telecommunications network services HK$’000	Elimination HK$’000	Group HK$’000
Turnover
- External sales	3,762	134,645	1,299,130	—	1,437,537
- Inter-segment sales	1,100	698	10,530	(12,328)	—

	4,862	135,343	1,309,660	(12,328)	1,437,537

Segment results	(107,204)	32,555	263,246		188,597

Other net income					6,317
Valuation gains on investment properties					18,200
Gain on sale of discontinued operations					3,520,088
Bank interest income					17,241
Finance costs, net					(1,881)

Profit before taxation					3,748,562
Income tax expense					(50,688)

Profit for the year					3,697,874

	2011
	Continuing operations	Discontinued operations
	Multimedia services and others HK$’000	International telecommunications services HK$’000	Fixed telecommunications network services HK$’000	Elimination HK$’000	Group HK$’000
Turnover
- External sales	—	197,134	1,484,324	—	1,681,458
- Inter-segment sales	—	3,814	14,837	(18,651)	—

	—	200,948	1,499,161	(18,651)	1,681,458

Segment results	(23,481)	89,313	306,147		371,979

Other net income					3,883
Interest income					3,366
Finance costs, net					(6,359)

Profit before taxation					372,869
Income tax expense					(58,954)

Profit for the year					313,915

	2013
	Continuing operations	Discontinued operations
	Multimedia services and others HK$’000	International telecommunications services HK$’000	Fixed telecommunications network services HK$’000	Group HK$’000
Segment assets	1,294,576	—	—	1,294,576
Term deposits				342,657
Other financial assets				1,961,614
Investment properties				234,200

Total assets				3,833,047

Segment liabilities	49,920	—	—	49,920
Bank loans				531,883
Tax payable				395
Deferred tax liabilities				227

Total liabilities				582,425

Capital expenditure incurred during the year	37,708	—	—	37,708
Depreciation for the year	19,107	—	—	19,107

	2012
	Continuing operations	Discontinued operations
	Multimedia services and others HK$’000	International telecommunications services HK$’000	Fixed telecommunications network services HK$’000	Group HK$’000
Segment assets	2,755,116	—	—	2,755,116
Term deposits				544,040
Investment properties				238,200

Total assets				3,537,356

Segment liabilities	51,682	—	—	51,682
Tax payable				935
Deferred tax liabilities				1,346

Total liabilities				53,963

Capital expenditure incurred during the year	178,750	3,665	279,978	462,393
Depreciation for the year	4,636	7,021	174,248	185,905

4	Network costs and cost of sales

Continuing operations:

Cost of sales mainly include talent costs and other production costs which are directly attributable to the revenue generated from licensing of programme rights, programme production and provision of artiste management services.

Discontinued operations:

Network costs and cost of sales mainly include interconnection charges paid to local and overseas carriers, leased line rentals, programme fees, and production costs for the IP-TV service, and do not include depreciation charge which is included in other operating expenses.

5	(Loss)/profit before taxation

(Loss)/profit before taxation is arrived at after charging/(crediting) the following:

(a)	Other operating expenses

	2013 HK$’000	2012 HK$’000	2011 HK$’000
Continuing operations
Advertising and marketing expenses	8,595	214	—
Auditors’ remuneration	1,500	1,630	1,392

Depreciation:
- Owned fixed assets	26,530	6,144	1,452
- Held under finance lease	92	124	133
Less: Depreciation capitalized as programme costs	(7,515)	(1,632)	—

	19,107	4,636	1,585

Operating lease charges in respect of land and buildings	4,796	2,827	—
Loss on disposal of fixed assets	263	675	382
Talent costs (note 5(d))	84,303	55,971	6,837
Amortization of intangible assets (note 14)	20,360	5,217	—
Impairment for accounts receivable	100	—	—
Write off/provision of artiste prepayment	16,852	697	—
Others	45,638	33,093	13,285

	201,514	104,960	23,481

Discontinued operations
Advertising and marketing expenses	—	271,532	344,136
Auditors’ remuneration	—	1,071	1,385

Depreciation:
- Owned fixed assets	—	181,252	216,338
- Held under finance lease	—	17	274

	—	181,269	216,612

Operating lease charges in respect of land and buildings	—	26,910	28,426
(Gain)/loss on disposal of fixed assets	—	(2,674)	626
Talent costs (note 5(d))	—	233,814	304,518
Amortization of deferred expenditure	—	29,902	37,873
Others	—	119,122	140,107

	—	860,946	1,073,683

	201,514	965,906	1,097,164

(b)	Other income, net

	2013 HK$’000	2012 HK$’000	2011 HK$’000
Continuing operations
Bank interest income	(27,051)	(16,167)	(2,039)
Dividend income from available-for-sale equity securities	(895)	—	—
Interest income from available-for-sale debt securities	(61,406)	—	—
Gain on disposal of available-for-sale debt securities	(4,508)	—	—
Rentals from investment properties	(11,765)	(3,388)	—
Net exchange gain	(23,007)	(229)	(1,234)
Others	(277)	(136)	(183)

	(128,909)	(19,920)	(3,456)

Discontinued operations
Interest income	—	(1,074)	(1,327)
Net exchange (gain)/loss	—	(408)	239
Others	—	(2,156)	(2,705)

	—	(3,638)	(3,793)

	(128,909)	(23,558)	(7,249)

(c)	Finance costs, net

	2013 HK$’000	2012 HK$’000	2011 HK$’000
Continuing operations
Interest element of finance leases	9	15	22
Bank charges	2,150	—	—
Interest on bank borrowings	2,530	—	1,152
Amortization of upfront costs on long-term bank loan	—	—	182
Change in fair value of derivative financial instrument	(4,482)	(1,901)	271
Write-off of upfront costs upon settlement of long-term bank loan	—	—	1,251
Other borrowing costs	4,653	4,341	4,425

	4,860	2,455	7,303

Discontinued operations
Interest element of finance leases	—	4	8
Others	—	(578)	(952)

	—	(574)	(944)

	4,860	1,881	6,359

(d)	Talent costs

		2013 HK$’000	2012 HK$’000	2011 HK$’000
	Continuing operations
	Wages and salaries	206,975	101,483	6,404
	Provision for annual leave	1,289	2,928	48
	Retirement benefit costs - defined contribution plans (note 10)	9,876	3,993	385

		218,140	108,404	6,837
Less:	Talent costs capitalized as programme costs	(121,207)	(47,140)	—
	Talent costs included in cost of sales	(12,630)	(5,293)	—

	Talent costs included in other operating expenses	84,303	55,971	6,837

	Discontinued operations
	Wages and salaries	—	396,008	511,205
	Provision for annual leave	—	—	564
	Equity settled share-based transaction	—	10,480	4,652
	Retirement benefit costs - defined contribution plans (note 10)	—	38,074	43,487

		—	444,562	559,908
Less:	Talent costs capitalized as fixed assets	—	(17,671)	(22,206)
	Talent costs included in network costs and cost of sales	—	(6,247)	(10,843)
	Talent costs included in advertising and marketing expenses	—	(186,830)	(222,341)

	Talent costs included in other operating expenses	—	233,814	304,518

		84,303	289,785	311,355

Talent costs include all compensation and benefits paid to and accrued for all individuals employed by the Group, including directors.

6	Income tax credit/(expense)

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

The amount of income tax credit/(expense) in the consolidated income statement represents:

	2013 HK$’000	2012 HK$’000	2011 HK$’000
Continuing operations

Current taxation
Hong Kong
- Provision for the year	—	(935)	—
- Over-provision in respect of prior year	540	—	—

Deferred taxation
Origination and reversal of temporary differences	1,119	(1,346)	(4,782)

	1,659	(2,281)	(4,782)

Discontinued operations

Current taxation
Non-Hong Kong
- Provision for the year	—	(2,443)	(3,524)
- Under-provision in respect of prior years	—	—	(135)

Deferred taxation
Origination and reversal of temporary differences	—	(45,964)	(50,513)

	—	(48,407)	(54,172)

	1,659	(50,688)	(58,954)

The Group’s income tax credit/(expense) differs from the theoretical amount that would arise using the (loss)/profit before taxation at applicable tax rates as follows:

	2013 HK$’000	2012 HK$’000	2011 HK$’000
(Loss)/profit before taxation	(41,969)	3,748,562	372,869

Notional tax on (loss)/profit before taxation, calculated at the prevailing tax rates applicable to profit in the jurisdiction concerned	6,925	(619,401)	(63,606)
Effect of non-taxable income	22,691	4,662	535
Effect of non-deductible expenses	(4,886)	(3,627)	(4,975)
Over/(under)-provision in prior years	540	—	(135)
Utilization of tax loss related to prior years	—	—	6,872
Effect of unused tax losses not recognized	(23,952)	(9,693)	—
Effect of disposal of Telecom Business	—	577,383	—
PRC income tax concession	—	—	2,406
Others	341	(12)	(51)

Income tax credit/(expense)	1,659	(50,688)	(58,954)

Representing by
- Continuing operations	1,659	(2,281)	(4,782)
- Discontinued operations	—	(48,407)	(54,172)

	1,659	(50,688)	(58,954)

7	Dividends

(a)	Dividends payable to equity shareholders of the Company attributable to the year

	2013 HK$’000	2012 HK$’000	2011 HK$’000
Special dividend declared and paid of HK$2.5 per ordinary share (2013/2011: HK$Nil)	—	2,022,542	—
Interim dividend declared and paid (2012: HK15 cents per ordinary share, 2011: HK15 cents per ordinary share)	—	119,674	115,605
Final dividend proposed after the balance sheet date (2012: HK15 cents per ordinary share, 2011: HK15 cents per ordinary share)	—	121,352	115,787

	—	2,263,568	231,392

The final dividend proposed after the balance sheet date has not been recognized as a liability at the balance sheet date.

(b)	Dividends attributable to the previous financial year, approved and paid during the year:

	2013 HK$’000	2012 HK$’000	2011 HK$’000
Final dividend in respect of the financial year ended August 31, 2012, approved and paid of HK15 cents per ordinary share (2012: HK15 cents per ordinary share in respect of financial year ended August 31, 2011, 2011: HK13.5 cents per ordinary share in respect of financial year ended August 31, 2010)	121,352	115,901	103,735

8	Other comprehensive income

Tax effects relating to each component of other comprehensive income

	2013
	Before-tax amount HK$’000	Tax expense HK$’000	Net-of-tax amount HK$’000
Available-for-sale securities: net movement in fair value reserve
- Changes in fair value recognized during the year	(75,617)	—	(75,617)
- Reclassified to profit or loss upon disposal	4,508	—	4,508

	(71,109)	—	(71,109)

	2012
	Before-tax amount HK$’000	Tax expense HK$’000	Net-of-tax amount HK$’000
Exchange difference on translation of financial statements of subsidiaries outside Hong Kong	(265)	—	(265)
Exchange reserve realized upon disposal of Telecom business	(4,881)	—	(4,881)

	(5,146)	—	(5,146)

	2011
	Before-tax amount HK$’000	Tax expense HK$’000	Net-of-tax amount HK$’000
Exchange difference on translation of financial statements of subsidiaries outside Hong Kong	2,383	—	2,383

	2,383	—	2,383

9	(Loss)/earnings per share

	2013 HK$’000	2012 HK$’000	2011 HK$’000
(Loss)/profit attributable to equity shareholders	(40,310)	3,700,288	313,915

Weighted average number of ordinary shares

	2013 Number of shares ’000		2012 Number of shares ’000	2011 Number of shares ’000
Issued ordinary shares at the beginning of the year		809,017	771,912	764,997
Effect of share options exercised		—	12,164	3,810

Weighted average number of ordinary shares at the end of the year (basic)		809,017	784,076	768,807
Incremental shares from assumed exercise of share options		—	11,511	23,992

Weighted average number of ordinary shares at the end of the year (diluted)		809,017	795,587	792,799

Basic (loss)/earnings per share	HK	(5.0) cents	HK471.9 cents	HK40.8 cents
Diluted (loss)/earnings per share	HK	(5.0) cents	HK465.1 cents	HK39.6 cents

The diluted loss per share for the year ended August 31, 2013 was the same as the basic loss per share as no potential ordinary share was outstanding during the year.

10	Retirement benefit costs

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

During the years ended August 31, 2012 and 2011, pursuant to the relevant regulations in the PRC, the Group contributed to a defined contribution retirement scheme organized by the local social security bureau for each Talent of the former subsidiary in the PRC at the rate of 20% of a standard salary base as determined by the local social security bureau. The Group has no other obligation to make payments in respect of retirement benefits of these Talents.

The retirement schemes for Talents of the Group in other countries follow the local statutory requirements of the respective countries.

The aggregate employer’s contributions, net of forfeited contributions, which have been dealt with in the consolidated income statement during the year are as follows:

	2013 HK$’000	2012 HK$’000	2011 HK$’000
Gross contributions
- Continuing operations	9,876	3,993	385
- Discontinued operations	—	38,074	43,487

	9,876	42,067	43,872

At August 31, 2013, there was no forfeited contribution available to offset future contributions by the Group to the ORSO Scheme (2012 and 2011: HK$Nil).

11	Directors’ and senior management’s emoluments

(a)	Directors’ remuneration

The remuneration of each director for the year ended August 31, 2013 is set out below:

Name of director	Fee HK$’000	Salary HK$’000	Discretionary bonuses HK$’000	Share- based payment HK$’000	Employer’s contribution to defined contribution scheme HK$’000	Total HK$’000
Wong Wai Kay, Ricky	—	6,706	—	—	670	7,376
Cheung Chi Kin, Paul	—	6,706	—	—	670	7,376
To Wai Bing	—	2,326	564	—	226	3,116
Wong Nga Lai, Alice	—	2,273	1,276	—	226	3,775
Cheng Mo Chi, Moses	193	—	—	—	—	193
Lee Hon Ying, John	212	—	—	—	—	212
Chan Kin Man (note (a))	152	—	—	—	—	152
Peh Jefferson Tun Lu	199	—	—	—	—	199

Total	756	18,011	1,840	—	1,792	22,399

The remuneration of each director for the year ended August 31, 2012 is set out below:

Name of director	Fee HK$’000	Salary HK$’000	Discretionary bonuses HK$’000	Share- based payment HK$’000	Employer’s contribution to defined contribution scheme HK$’000	Total HK$’000
Wong Wai Kay, Ricky	—	6,707	1,050	—	670	8,427
Cheung Chi Kin, Paul	—	6,707	1,050	—	670	8,427
Yeung Chu Kwong, William (note (b))	—	7,477	66,163	8,901	342	82,883
Lai Ni Quiaque (note (b))	—	2,070	59,915	120	207	62,312
To Wai Bing (note (c))	—	6,199	4,200	—	192	10,591
Wong Nga Lai, Alice (note (c))	—	1,659	1,839	—	166	3,664
Cheng Mo Chi, Moses	183	—	—	—	—	183
Lee Hon Ying, John	202	—	—	—	—	202
Chan Kin Man	190	—	—	—	—	190
Peh Jefferson Tun Lu	190	—	—	—	—	190

Total	765	30,819	134,217	9,021	2,247	177,069

The remuneration of each director for the year ended August 31, 2011 is set out below:

Name of director	Fee HK$’000	Salary HK$’000	Discretionary bonuses HK$’000	Share- based payment HK$’000	Employer’s contribution to defined contribution scheme HK$’000	Total HK$’000
Wong Wai Kay, Ricky	—	6,704	1,000	—	670	8,374
Cheung Chi Kin, Paul	—	6,706	1,000	—	670	8,376
Yeung Chu Kwong, William	—	9,733	1,310	3,006	456	14,505
Lai Ni Quiaque	—	2,762	635	1,906	276	5,579
Cheng Mo Chi, Moses	176	—	—	—	—	176
Lee Hon Ying, John	195	—	—	—	—	195
Chan Kin Man	182	—	—	—	—	182
Peh Jefferson Tun Lu	182	—	—	—	—	182

Total	735	25,905	3,945	4,912	2,072	37,569

Notes:

(a)	Dr. Chan Kin Man resigned as the Independent Non-Executive Director with effect from June 7, 2013.
(b)	Mr. Yeung Chu Kwong, William and Mr. Lai Ni Quiaque resigned as Executive Directors with effect from May 30, 2012.
(c)	Ms. To Wai Bing and Ms. Wong Nga Lai, Alice were appointed as Executive Directors with effect from May 30, 2012.

No director waived any emoluments in respect of the years ended August 31, 2013, 2012 and 2011.

The share-based payment represents the expenses determined based on the fair value of share options granted to certain directors under the Company’s share option scheme. Fair value of share options is estimated in accordance with the Group’s significant accounting policies in note 1.

(b)	Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for the year include four (2012: five) directors whose emoluments are reflected in the analysis presented above. In 2013, the emoluments payable to the remaining one individual during the year are as follows:

2013 HK$’000
Basic salaries, other allowances and benefits in kind	1,558
Discretionary bonuses	100
Retirement benefit costs – defined contribution plans	78

1,736

12	Equity settled share-based transactions

The Company operates a share option scheme (the “2012 Share Option Scheme”) which was adopted by shareholders of the Company on December 31, 2012 whereby the directors may, at their discretion, invite eligible participants to receive options to subscribe for shares subject to the terms and conditions stipulated therein.

Under the 2012 Share Option Scheme, the Company may grant options to Talents (including executive, non-executive and independent non-executive directors), suppliers and professional advisers to subscribe for shares of the Company. The maximum number of options authorized under the 2012 Share Option Scheme may not, when aggregated with any shares subject to any other executive and talent share option scheme, exceed 10% of the Company’s issued share capital on the date of adoption. The exercise price of the option is determined by the Company’s Board of Directors at a price not less than the highest of (a) the par value of a share; (b) the average closing price of the Company’s shares for five trading days preceding the grant date; and (c) the closing price of the Company’s shares on the date of grant. The 2012 Share Option Scheme is valid and effective for a ten year period up to 30 December 2022 subject to earlier termination by the Company by resolution in general meeting or by the Board of Directors. The period during which the option may be exercised will be determined by the Board of Directors at its discretion, save that no option may be exercised after more than ten years from the date of grant.

During the year ended August 31, 2013, no share options have been granted under the 2012 Share Option Scheme by the Company.

The Company also operated an old share option scheme (the “2002 Share Option Scheme”) which was adopted by shareholders of the Company on December 23, 2002 and expired on December 22, 2012.

During the year ended August 31, 2012 and in connection with the Disposal, certain conditions imposed on the share options granted under the 2002 Share Option Scheme were waived and all unvested outstanding share options become vested and exercisable immediately. The unamortised original grant date fair value amounting to HK$8,328,000 was fully recognized to profit or loss as share-based payment expenses at the date of modification.

As at August 31, 2013 and 2012, there were no options outstanding.

13	Fixed assets

	Construction in progress	Investment properties	Leasehold land and buildings	Leasehold improvements	Furniture, fixtures and fittings	Telecommunications, network, computer and office equipment	Motor vehicles	Broadcasting and production equipment	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Cost and valuation:
At September 1, 2012	134,797	238,200	10,466	19,662	3,849	44,854	5,157	53,433	510,418
Additions	15,413	—	—	612	152	7,615	2,875	11,041	37,708
Disposals	—	—	—	(11)	—	(1,503)	—	(172)	(1,686)
Fair value adjustment	—	43,400	—	—	—	—	—	—	43,400
Write off	—	—	—	(212)	(1,262)	(20,115)	(1,082)	—	(22,671)
Transfer from investment properties (note 13(c))	—	(47,400)	47,400	—	—	—	—	—	—

At August 31, 2013	150,210	234,200	57,866	20,051	2,739	30,851	6,950	64,302	567,169

Representing:
Cost	150,210	—	57,866	20,051	2,739	30,851	6,950	64,302	332,969
Valuation	—	234,200	—	—	—	—	—	—	234,200

	150,210	234,200	57,866	20,051	2,739	30,851	6,950	64,302	567,169

Accumulated depreciation:
At September 1, 2012	—	—	188	3,166	2,162	23,118	2,167	2,476	33,277
Charge for the year	—	—	1,131	7,000	508	7,765	1,175	9,043	26,622
Disposals	—	—	—	(7)	—	(1,282)	—	(47)	(1,336)
Write off	—	—	—	(212)	(1,262)	(20,115)	(1,082)	—	(22,671)

At August 31, 2013	—	—	1,319	9,947	1,408	9,486	2,260	11,472	35,892

Net book value:
At August 31, 2013	150,210	234,200	56,547	10,104	1,331	21,365	4,690	52,830	531,277

Cost and valuation:
At September 1, 2011	51,111	—	97,684	121,598	21,836	3,466,362	12,219	—	3,770,810
Additions	83,686	—	2,911	31,790	2,295	283,911	4,796	53,004	462,393
Disposals	—	—	(16,343)	(8,092)	(8,836)	(321,549)	(6,951)	(2,877)	(364,648)
Disposal of Telecom Business	—	—	(16,425)	(125,516)	(11,378)	(3,378,790)	(4,907)	—	(3,537,016)
Fair value adjustment	—	18,200	—	—	—	—	—	—	18,200
Exchange adjustments	—	—	—	(118)	(68)	(1,774)	—	—	(1,960)
Reclassification	—	—	—	—	—	(3,306)	—	3,306	—
Transfer to investment properties (note 13(d))	—	220,000	(57,361)	—	—	—	—	—	162,639

At August 31, 2012	134,797	238,200	10,466	19,662	3,849	44,854	5,157	53,433	510,418

Representing:
Cost	134,797	—	10,466	19,662	3,849	44,854	5,157	53,433	272,218
Valuation	—	238,200	—	—	—	—	—	—	238,200

	134,797	238,200	10,466	19,662	3,849	44,854	5,157	53,433	510,418

Accumulated depreciation:
At September 1, 2011	—	—	18,651	91,937	19,661	1,987,610	10,250	—	2,128,109
Charge for the year	—	—	1,352	10,896	991	170,419	1,403	2,476	187,537
Disposals	—	—	(16,343)	(7,784)	(8,640)	(300,564)	(6,424)	(2,870)	(342,625)
Disposal of Telecom Business	—	—	(955)	(91,764)	(9,791)	(1,829,916)	(3,062)	—	(1,935,488)
Exchange adjustments	—	—	—	(119)	(59)	(1,561)	—	—	(1,739)
Reclassification	—	—	—	—	—	(2,870)	—	2,870	—
Transfer to investment properties (note (13(d))	—	—	(2,517)	—	—	—	—	—	(2,517)

At August 31, 2012	—	—	188	3,166	2,162	23,118	2,167	2,476	33,277

Net book value:
At August 31, 2012	134,797	238,200	10,278	16,496	1,687	21,736	2,990	50,957	477,141

(a)	The Group’s total future aggregate lease income receivable under non-cancellable operating lease are as follows:

	2013 HK$’000	2012 HK$’000
Continuing operations:
Leases in respect of investment properties which are receivable:
- Within 1 year	11,481	13,659
- After 1 year but within 5 years	31,426	51,219

	42,907	64,878

(b)	All investment properties of the Group were revalued as at August 31, 2013 on an open market value basis calculated by reference to net rental income allowing for reversionary income potential. The valuations were carried out by an independent firm of surveyors, RHL Appraisal Limited, who have among their staff Fellows of the Hong Kong Institute of Surveyors with recent experience in the location and category of property being valued.

(c)	During the year ended August 31, 2013, one of the investment properties was retained by the Group for self use. Upon the change in use, the Group transferred the investment property of carrying value of HK$47,400,000, being the fair value of the transferred investment property as at the date of such transfer, into leasehold land and buildings.

(d)	During the year ended August 31, 2012, upon the completion of Disposal, certain properties were leased to the Telecom Business and resulted in a change in use from self use to leasing for rental income. Upon this change in use, the Group transferred these properties from leasehold land and buildings to investment properties. These investment properties are stated at their fair values in accordance with the accounting policy set out in note 1(g) and the appreciation in value of HK$165,156,000, representing the difference between their fair value and net book value at the date of the transfer, was credited to revaluation reserve.

(e)	The net book value of interests in construction in progress, leasehold land and buildings and investment properties situated in Hong Kong are analyzed as follows:

	2013 HK$’000	2012 HK$’000
Leases of between 10 to 50 years	440,957	383,275

Representing:
Construction in progress carried at cost	150,210	134,797
Leasehold land and buildings carried at cost	56,547	10,278
Investment properties stated at fair value	234,200	238,200

	440,957	383,275

(f)	In addition to the leasehold land and buildings classified as being held under a finance lease, the Group leases certain office equipment under finance leases expiring from one to five years. At the end of the lease term the Group has the option to purchase the equipment at a price deemed to be a bargain purchase option. None of the leases included contingent rental.

At August 31, 2013, the net book value of the office equipment under finance lease held by the Group amounted to Nil (2012: HK$92,000).

(g)	The cost of construction in progress comprises premium paid for the land registered in Hong Kong with a lease term of about 36 years and expenditure incurred on the development of buildings not yet completed at the year end.

(h)	Further particulars of the Group’s leasehold land and properties interest at August 31, 2013 are as follows:

Location	Use	Lease term	Attributable interest of the Group
Office 1, 2 and 3 on 7th Floor, Mongkok Harbour Centre, No. 638 Shanghai Street, Kowloon	Leasing for rental income	Medium term lease	100%
12/F,14/F, 15/F & Roof on 17/F, Trans Asia Centre, No. 18 Kin Hong Street, Kwai Chung, New Territories	Leasing for rental income	Medium term lease	100%
13/F and 16/F, Trans Asia Centre, No. 18 Kin Hong Street, Kwai Chung, New Territories	Self-use	Medium term lease	100%
The whole of 14/F and Lorry Parking Space No. L13 on 1/F, Mita Centre, Nos.552-566 Castle Peak Road, Kwai Chung, New Territories	Leasing for rental income	Medium term lease	100%
The remaining portion of section S of Tseung Kwan O Town, Lot No. 39, Tseung Kwan O, Sai Kung, New Territories	Self-use	Medium term lease	100%

14	Intangible assets

	IRU of the tele- communications capacity HK$’000	Right to use of telecommunications services HK$’000	Others HK$’000	Total HK$’000
Cost:
At September 1, 2012 and August 31, 2013	226,700	90,243	—	316,943

Accumulated amortization:
At September 1, 2012	2,905	2,312	—	5,217
Amortization for the year	11,335	9,025	—	20,360

At August 31, 2013	14,240	11,337	—	25,577

Net book value:
At August 31, 2013	212,460	78,906	—	291,366

Cost:
At September 1, 2011	—	—	—	—
Additions	226,700	90,243	2,450	319,393
Written off	—	—	(2,450)	(2,450)

At August 31, 2012	226,700	90,243	—	316,943

Accumulated amortization:
At September 1, 2011	—	—	—	—
Amortization for the year	2,905	2,312	—	5,217

At August 31, 2012	2,905	2,312	—	5,217

Net book value:
At August 31, 2012	223,795	87,931	—	311,726

Upon the completion of Disposal and as part of the consideration received from the Disposal, the Group was granted the IRU to use certain capacity of the telecommunications network of the Telecom Business for a term of 20 years and right to use of the telecommunications services from the Telecom Business for a term of 10 years.

15	Principal subsidiaries

The following is a list of the principal subsidiaries which principally affected the results, assets or liabilities of the Group:

Name	Place of incorporation	Principal activities and place of operations	Particulars of issued share capital	Percentage of interest held as at August 31, 2013
Attitude Holdings Limited	British Virgin Islands	Inactive	Ordinary US$1	100
Best Intellect Limited	British Virgin Islands	Investment holding in Hong Kong	Ordinary US$1	*100
City Telecom (H.K.) Limited (formerly known as Hong Kong Television Network Limited)	Hong Kong	Inactive	Ordinary HK$2	100
Cosmo True Limited	British Virgin Islands	Property investment in Hong Kong	Ordinary US$1	*100
Excel Billion Profits Limited	Hong Kong	Inactive	Ordinary HK$10,000	100
Golden Trinity Holdings Limited	British Virgin Islands	Investment holding in Hong Kong	Ordinary US$1	*100
Hong Kong Broadband Digital TV Limited	Hong Kong	Inactive	Ordinary HK$10,000	100
Hong Kong Broadband Television Company Limited	Hong Kong	Inactive	Ordinary HK$2	100
Hong Kong Media Production Company Limited	Hong Kong	Provision of multimedia production and distribution services	Ordinary HK$10,000	100
Hong Kong Music Network Limited	Hong Kong	Producing, publishing and licensing of musical works	Ordinary HK$1	100
Leader Artiste Management Company Limited	Hong Kong	Provision of management and agency services to artistes	Ordinary HK$100	100
Multi Talent Enterprise Limited	British Virgin Islands	Investment holding in Hong Kong	Ordinary US$1	*100
Talent Ascent Limited	British Virgin Islands	Investment holding in Hong Kong	Ordinary US$1	*100

*	Shares held directly by the Company.

16	Other financial assets

	2013 HK$’000	2012 HK$’000
Available-for-sale debt securities
- Maturity dates within 1 year	341,337	—
- Maturity dates over 1 year	1,581,553	—

-	1,922,890	—

Available-for-sale equity securities
- Listed	27,724	—
- Unlisted	11,000	—

	38,724	—

	1,961,614	—

The available-for-sale securities were carried at fair value as at August 31, 2013.

17	Accounts receivable, other receivables, deposits and prepayments

	2013	2012
	HK$’000	HK$’000
Accounts receivable	1,425	1,311
Less: Allowance for doubtful debts	(100)	—

	1,325	1,311
Other receivables, deposits and prepayments	66,688	31,581

	68,013	32,892

(a)	Aging analysis

The aging analysis of accounts receivable is as follows:

	2013	2012
	HK$’000	HK$’000
Current - 30 days	743	573
31 - 60 days	554	565
61 - 90 days	—	94
Over 90 days	128	79

	1,425	1,311

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

The movement in the allowance for doubtful debts during the year is as follows:

	2013	2012	2011
	HK$’000	HK$’000	HK$’000
Balance as at the beginning of the year	—	6,530	5,823
Impairment loss recognized	100	9,707	13,636
Uncollectible amounts written off	—	(11,707)	(12,929)
Disposal of Telecom Business	—	(4,530)	—

Balance as at the end of the year	100	—	6,530

(c)	Accounts receivable that are not impaired

The aging analysis of accounts receivable that are neither individually nor collectively considered to be impaired are as follows:

	2013	2012
	HK$’000	HK$’000
Neither past due nor impaired	743	573
0 - 30 past due	554	565
31 - 60 past due	—	94
Over 60 past due	28	79

	1,325	1,311

Receivables that were neither past due nor impaired relate to customers for whom there was no recent history of default.

Other accounts receivable that were past due but not impaired relate to independent customers that have a good track record of payment. Based on past experience, management believes that no impairment allowance is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable. The Group does not hold collateral over these balances.

(d)	Other receivables, deposits and prepayments

Other receivables, deposits and prepayments consist of rental deposits, interest receivables, prepayments and other receivables. All of the other receivables, except for an amount of HK$1,012,000 (2012: HK$1,392,000), being primarily the rental deposits, are expected to be recovered within one year.

18	Bank deposits and cash

(a)	Term deposits

Term deposits are time deposits with banks with maturity over three months at acquisition.

(b)	Cash at bank and in hand

	2013	2012
	HK$’000	HK$’000
Time deposits with banks within three months of original maturity	176,684	—
Cash at bank and in hand	171,165	2,083,079

Cash at bank and in hand in the balance sheet	347,849	2,083,079

19	Accounts payable, other payables and accrued charges

	2013	2012
	HK$’000	HK$’000
Accounts payable	4,074	5,371
Other payables and accrued charges	38,600	31,118

	42,674	36,489

(a)	The aging analysis of the accounts payable is as follows:

	2013	2012
	HK$’000	HK$’000
Current—30 days	1,147	2,920
31 - 60 days	140	315
61 - 90 days	119	84
Over 90 days	2,668	2,052

	4,074	5,371

(b)	Other payables and accrued charges

Other payables primarily consist of accrual for Talent costs, payable for purchase of fixed assets, advertising and promotional expenses as well as interest payable.

20	Bank loans and overdrafts

At August 31, 2013, the bank loans and overdrafts were repayable as follows:

	2013	2012
	HK$’000	HK$’000
Within 1 year	531,883	3,026

At August 31, 2013, the bank loans and overdrafts were secured as follows:

	2013	2012
	HK$’000	HK$’000
Unsecured bank overdrafts	—	3,026
Secured bank loans	531,883	—

	531,883	3,026

At August 31, 2013, the uncommitted banking facilities of the Company amounted to HK$2,543,728,000 (2012: HK$23,260,000). The facilities were utilised to the extent of bank loans of HK$531,883,000 (2012: bank guarantee of HK$1,950,000 and overdraft of HK$3,026,000).

All of the Company’s banking facilities are subject to the fulfilment of covenants as are commonly found in lending arrangements with financial institutions. If the Company were to breach the covenants, the drawn down facilities would become payable on demand. The Company regularly monitors its compliance with these covenants. Further details of the Group’s management of liquidity risk are set out in note 26(b). As at August 31, 2013, none of the covenants relating to drawn down facilities had been breached (2012: Nil).

At August 31, 2013, the bank loans of HK$531,883,000 bore fixed interest rate ranged from 0.6% to 0.8% per annum and were secured by certain of the Group’s available-for-sale securities with an equivalent amount to the bank loans.

21	Capital and reserves

(a)	Share capital

	2013		2012
	No. of Shares	Amount HK$’000	No. of shares	Amount HK$’000
Authorized:
Ordinary shares of HK$0.10 each	2,000,000,000	200,000	2,000,000,000	200,000

Issued and fully paid:
Ordinary shares of HK$0.10 each
At the beginning of the year	809,016,643	80,902	771,911,853	77,191
Shares issued upon exercise of share options	—	—	37,104,790	3,711

At the end of the year	809,016,643	80,902	809,016,643	80,902

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

The capital reserve comprises the portion of the grant date fair value of unexercised share options granted to Talents of the Group that was recognized in accordance with the accounting policy adopted for share based payment in note 1(q)(iv).

(iii)	Exchange reserve

The exchange reserve comprises all foreign exchange differences arising from the translation of the financial statements of operations outside Hong Kong. The reserve is dealt with in accordance with the accounting policies set out in note 1(e)(ii).

(iv)	Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale securities held at the balance sheet date and is dealt with in accordance with the accounting policies in notes 1(f) and 1(k)(i).

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

The Group monitors its capital structure by reviewing its net debt to net asset gearing ratio. For this purpose, the Group defines net cash/(debt) as total loans and bank overdrafts less term deposits and cash at bank and in hand.

The net debt to net asset gearing ratio as at August 31, 2013 and 2012 are as follows:

	2013	2012
	HK$’000	HK$’000
Bank loans	(531,883)	—
Obligations under finance lease	(160)	(245)

Total borrowings	(532,043)	(245)
Add: Bank overdrafts	—	(3,026)
Less: Cash at bank and in hand	347,849	2,083,079
Less: Term deposits	342,657	544,040

Net cash	158,463	2,623,848
Net assets	3,250,622	3,483,393

Net debt to net asset gearing ratio	N/A	N/A

Neither the Company nor any of its subsidiaries are currently subject to externally imposed capital requirements.

22	Deferred taxation

(a)	Deferred tax assets and liabilities recognized

(i)	The components of deferred tax (liabilities)/assets recognized in the consolidated balance sheet and the movement during the year are as follows:

	Depreciation allowances in excess of the related depreciation	Tax losses carried forward	Total
Deferred tax arising from:	HK$’000	HK$’000	HK$’000
At September 1, 2010	(146,799)	90,956	(55,843)
Charged to consolidated income statement	(21,185)	(34,110)	(55,295)
Exchange differences	(7)	7	—

At August 31, 2011	(167,991)	56,853	(111,138)

At September 1, 2011	(167,991)	56,853	(111,138)
Charged to consolidated income statement	(25,849)	(21,461)	(47,310)
Disposal of Telecom Business	181,737	(24,635)	157,102

At August 31, 2012	(12,103)	10,757	(1,346)

At September 1, 2012	(12,103)	10,757	(1,346)
(Charged)/credited to consolidated income statement	(3,849)	4,968	1,119

At August 31, 2013	(15,952)	15,725	(227)

(ii)	Reconciliation to the consolidated balance sheet

	2013	2012
	HK$’000	HK$’000
Net deferred tax asset recognized in the balance sheet	—	—
Net deferred tax liabilities recognized in the balance sheet	(227)	(1,346)

	(227)	(1,346)

(b)	Deferred tax assets not recognized

As at August 31, 2013, the Group did not recognize deferred tax assets in respect of unused tax losses of HK$204,948,000 (2012: HK$59,787,000) as it was not probable that future taxable profits against which the losses could be utilized would be available in the relevant tax jurisdictions. The tax losses do not expire under the current tax legislation.

23	Derivative financial instrument

	2013	2012
	HK$’000	HK$’000
Non-current liability
Interest rate swap, at fair value through profit or loss	5,181	9,663

As at August 31, 2013 and August 31, 2012, the Group has a 5-year interest rate swap contract with a HK$175,000,000 notional amount to hedge against interest rate risk. Under this arrangement, the Group will pay a fixed rate interest on the notional amount on a quarterly basis, and receive a floating interest rate at HIBOR rate. The contract is recognized initially at fair value and is remeasured at each balance sheet date.

The interest rate swap does not quality for hedge accounting under IAS 39, Financial instruments: Recognition and measurement, and therefore changes in its fair value is recognized immediately in profit or loss.

24	Obligations under finance leases

	2013	2012
	HK$’000	HK$’000
Obligations under finance leases	160	245
Current portion of - obligations under finance leases	(90)	(85)

	70	160

At August 31, 2013, the Group’s long-term debt and other liabilities were repayable as follows:

	2013	2012
	HK$’000	HK$’000
Obligations under finance leases
- Within 1 year	90	85
- After 1 year but within 2 years	70	90
- After 2 years but within 5 years	—	70

	160	245
Less: Current portion of obligations under finance leases	(90)	(85)

	70	160

At August 31, 2013, the Group had obligations under finance leases repayable as follows:

	2013			2012
	Present value of the minimum lease payments	Interest expense relating to future periods	Total minimum lease payments	Present value of the minimum lease payments	Interest expense relating to future periods	Total minimum lease payments
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Within 1 year	90	5	95	85	10	95

After 1 year but within 2 years	70	1	71	90	5	95
After 2 years but within 5 years	—	—	—	70	1	71

	70	1	71	160	6	166

	160	6	166	245	16	261

25	Notes to the consolidated cash flow statement

(a)	Reconciliation of profit before taxation to net cash (outflow)/inflow generated from operations

	2013	2012	2011
	HK$’000	HK$’000	HK$’000
(Loss)/profit before taxation	(41,969)	3,748,562	372,869
Depreciation of owned fixed assets	26,530	187,396	217,790
Depreciation of fixed assets held under finance leases	92	141	407
Depreciation capitalized as programme costs	(7,515)	(1,632)	—
Amortization of deferred expenditure	—	29,902	37,873
Intangible assets written off	—	2,450	—
Bank interest income	(27,051)	(17,241)	(3,366)
Interest income from available-for-sale debt securities	(61,406)	—	—
Dividend income from available-for-sale equity securities	(895)	—	—
Gain on disposal of available-for-sale debt securities	(4,508)	—	—
Interest element of finance leases	9	19	30
Loss/(gain) on disposal of fixed assets	263	(1,999)	1,008
Equity settled share-based transactions	—	10,480	4,652
Valuation gains on investment properties	(43,400)	(18,200)	—
Gain on sale of discontinued operations	—	(3,520,088)	—
Amortization of intangible assets	20,360	5,217	—
Change in fair value of derivative financial instrument	(4,482)	(1,901)	271
Other borrowing costs	4,653	3,763	3,473
Amortization of upfront cost on long-term bank loan	—	—	182
Interest expenses on bank borrowings	2,530	—	1,152
Write-off of upfront costs upon settlement of long-term bank loan	—	—	1,251
Exchange gain	(22,603)	—	—

Net cash (outflow)/inflow before working capital changes	(159,392)	426,869	637,592
Decrease/(increase) in long-term receivable and prepayment	151	(716)	1,073
(Increase)/decrease in accounts receivable, other receivables, deposits and prepayments	(9,886)	(108,169)	26,543
Increase in programme costs	(194,649)	(85,985)	—
Increase in deferred expenditure	—	(22,245)	(46,896)
Increase/(decrease) in accounts payable, other payables, accrued charges and deposits received	6,972	(19,181)	(9,490)
Decrease in deferred services revenue	—	(5,646)	(19,911)

Net cash (outflow)/inflow from operations	(356,804)	184,927	588,911

(b)	Analysis of financing activities during the year

	Share capital (including share premium and capital reserve)	Obligations under finance leases	Secured bank loan
	HK$’000	HK$’000	HK$’000
Balance at September 1, 2010	1,172,561	605	123,567
Share issued upon exercise of share options	7,232	—	—
Repayment of capital element of finance lease	—	(212)	—
Repayment of long-term bank loan	—	—	(125,000)
Write-off of upfront costs upon settlement of long-term bank loan	—	—	1,251
Amortization of upfront cost of bank loan	—	—	182
Equity settled share-based transactions	4,652	—	—

Balance at August 31, 2011	1,184,445	393	—

Balance at September 1, 2011	1,184,445	393	—
Share issued upon exercise of share options	75,177	—	—
Repayment of capital element of finance lease	—	(99)	—
Disposal of Telecom Business	—	(49)	—
Equity settled share-based transactions	10,480	—	—
Share options lapsed	(1,195)	—	—

Balance at August 31, 2012	1,268,907	245	—

Balance at September 1, 2012	1,268,907	245	—
Proceeds from new bank loans	—	—	531,847
Repayment of capital element of finance lease	—	(85)	—
Exchange adjustments	—	—	36

Balance at August 31, 2013	1,268,907	160	531,883

26	Financial instruments

Exposure to credit, liquidity, interest rate and currency risks arises in the normal course of the Group’s business. These risks are limited by the Group’s financial management policies and practices described below.

(a)	Credit risk

The Group’s credit risk arose mainly from trade and other receivables, term deposits, cash at bank and available-for-sale debt securities. Management has a credit policy in place and the exposure to the credit risk is monitored on an ongoing basis.

In respect of trade and other receivables, credit evaluations are performed on all customers requiring credit over a certain amount. These evaluations focus on the customer’s past history of making payments when due and current ability to pay. These receivables are normally due within 30 days from the date of billing. Customers with receivables that are more than 3 months overdue are requested to settle all outstanding balances before any further credit is granted. The Group generally does not obtain collateral from customers.

The Group’s exposure to credit risk arising from accounts receivables is influenced mainly by individual characteristics of each customer and further quantitative disclosures are set out in note 17.

Available-for-sale debt securities, term and other bank deposits are invested or placed with counterparties and financial institutions with sound credit quality. To mitigate the risk of non-recovery of investments in available-for-sale debt securities and their related concentration risk, the Group maintains portfolio which comprises mainly of investment grade products, constituents of defined world indices and instruments issued by state owned or controlled enterprises. The Group closely monitors the credit quality and financial positions of counterparties and consider appropriate action if the market value of the securities decline by a pre-determined threshold. Investments in debt securities related to a number of counterparties with no history of default on interest payments to the Group. As at August 31, 2013, there was no significant concentration risk, as the portfolio of the Group’s available-for-sale debt securities was diversified and comprised of a number of counterparties and no individual counterparty accounted for more than 5% of the portfolio. All deposits were placed with financial institutions with credit rating of A- (S&P) or above.

The maximum exposure to credit risk is represented by the carrying amount of each financial asset after deducting any impairment allowance in the balance sheet. At August 31, 2013, the Group does not provide any financial guarantees which expose the Group to credit risk (2012: utility guarantees of HK$1,950,000).

(b)	Liquidity risk

The Group has a cash management policy, which includes investment of surplus cash and the raising of debts at acceptable costs to cover expected shortfall on cash demands. The Group operates a prudent liquidity risk management policy and at the same time, ensure its compliance with lending covenants. To cope with the funding requirement of future business expansion and development, the Group aims to maintain flexibility in funding by keeping sufficient free cash, adequate readily realizable marketable securities and credit lines from major financial institutions available to meet its liquidity requirements in the short and long term.

The Group determines that there is no significant liquidity risk in view of our adequate funds and unutilized banking facilities.

The following table details the remaining contractual maturities at the balance sheet date of the Group’s financial liabilities, which are based on undiscounted cash flows (including interest) and the earliest date the Group can be required to pay.

	2013					2012
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but Less than 5 years
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Current liabilities

Bank loans - secured	531,883	532,203	532,203	—	—	—	—	—	—	—
Bank overdrafts - unsecured	—	—	—	—	—	3,026	3,026	3,026	—	—
Accounts payable	4,074	4,074	4,074	—	—	5,371	5,371	5,371	—	—
Other payables and accrued charges	38,600	38,600	38,600	—	—	31,118	31,118	31,118	—	—
Deposits received	1,905	1,905	1,905	—	—	2,259	2,259	2,259	—	—
Obligations under finance leases	90	95	95	—	—	85	95	95	—	—
Non-current liabilities
Derivative financial instrument	5,181	5,600	4,115	1,485	—	9,663	10,060	4,619	4,174	1,267
Obligations under finance leases	70	71	—	71	—	160	166	—	95	71

	581,803	582,548	580,992	1,556	—	51,682	52,095	46,488	4,269	1,338

(c)	Interest rate risk

Interest rate risk arose principally from available-for-sale debt securities, term deposits, bank loans and interest rate swap. Financial instruments with fixed and variable interest rates expose the Group to fair value and cash flow interest rate risk respectively due to fluctuations of market interest rates. The Group actively manages available-for-sale debt securities, term deposits and bank loans by comparing investment yields and quotations from the market, with a view to select terms which are most favorable to the Group.

At August 31, 2013, interest-bearing financial instruments of the Group were as follows:

	2013	2012
	HK$’000	HK$’000
Fixed rate instruments:
- Other financial assets: available-for-sale debt securities	1,922,890	—
- Term deposits	342,657	544,040
- Bank loans	(531,883)	—
Variable rate instruments
- Derivative financial instrument – interest rate swap	(5,181)	(9,663)

	1,728,483	534,377

Fair value sensitivity analysis for fixed rate instruments

The Group account for the investments in debt securities as available-for-sale with any change in fair value recognized in other comprehensive income and accumulated in equity. A decrease or increase of 100 basis-points in interest rates at balance sheet date would have increased or decreased equity by HK$54,180,000 (2012: Nil).

The Group account for the term deposits and bank loans at amortized cost, and changes in interest rates at balance sheet date would not affect profit or loss and equity.

Cash flow sensitivity analysis for variable rate instruments

The Group’s cash flow interest-rate risk arose mainly from the 5-year interest rate swap contract with a HK$175,000,000 notional amount as at August 31, 2013 and 2012. The Group will pay a fixed rate interest on the notional amount on a quarterly basis, and receive a floating interest rate at HIBOR rate.

The Group’s loss attributable to shareholders would decrease by approximately HK$1,750,000 (2012: increase in profit attributable to shareholder of HK$1,750,000) in response to a 100 basis-points increase in market interest rates applicable as at August 31, 2013, with all other variables held constant. The analysis performed including the effect of the Group’s interest rate swap contract as disclosed in note 23 to the financial statements.

(d)	Foreign currency risk

The Group is exposed to currency risk, due to the fluctuations between the Hong Kong dollars and the Renminbi arising from its investments in Renminbi available-for-sale securities, term deposits and cash at bank. In order to limit this currency risk, the Group closely monitors Renminbi exposure to an acceptable level by buying or selling Renminbi at spot rates where necessary.

The following table details the Group’s exposure at the balance sheet date to currency risk arising from recognized assets or liabilities denominated in a currency other than the functional currency of the entity to which they relate. For presentation purposes, the amounts of the exposure are shown in HKD, translated using the exchange rate at the balance sheet date.

	Exposure to foreign currencies (expressed in HKD) 2013
	USD	RMB
	’000	’000
Term deposits	177,441	165,216
Cash at bank and in hand	67,888	137,595
Other financial assets
- Available-for-sale debt securities	1,137,122	735,711
- Available-for-sale equity securities	11,000	—
Secured bank loans	(473,597)	—

	919,854	1,038,522

	Exposure to foreign currencies (expressed in HKD) 2012
	USD	RMB
	’000	’000
Term deposits	—	244,040
Cash at bank and in hand	1,215	312
Unsecured bank overdrafts	(1,820)	—

	(605)	244,352

Sensitivity analysis

The following table indicates the instantaneous change in the Group’s (loss)/profit for the year and other components of equity in response to reasonably possible changes in the foreign exchange rates to which the Group has significant exposure at the balance sheet date. In this respect, it is assumed that the pegged rate between the HKD and the USD would be materially unaffected by any changes in movement in value of the USD against other currencies.

	2013
	Increase/ (decrease) in foreign exchange rates	Decrease/ (increase) in loss for the year	Increase/ (decrease) in other components of equity
		HK$’000	HK$’000
RMB	1%	10,236	149
	(1%)	(10,236)	(149)

	2012
	Increase/ (decrease) in foreign exchange rates	Increase/ (decrease) in profit for the year	Increase/ (decrease) in other components of equity
		HK$’000	HK$’000
RMB	1%	2,444	—
	(1%)	(2,444)	—

The sensitivity analysis assumes that the change in foreign exchange rates had been applied to re-measure those assets or liabilities denominated in foreign currency held by the Group which expose the Group to foreign currency risk at the balance sheet date. The analysis is performed on the same basis for 2012.

(e)	Equity price risk

The Group is exposed to equity price changes from available-for-sale equity securities.

Available-for-sale equity securities portfolio have been chosen based on their long term growth potential and returns and are monitored regularly for performance against expectations. Assuming that the market value of the Group’s available-for-sale equity securities had increased/decreased by not more than 10% at August 31, 2013, with all other variables held constant, the impact on the total equity of the Group is not expected to be material. Any increase or decrease in the market value of the Group’s available-for-sale equity securities would not affect the Group’s loss for the year unless they are impaired.

(f)	Fair values

(i)	Financial instrument carried at fair value

The following table presents the carrying value of financial instruments measured at fair value at the balance sheet date across the three levels of the fair value hierarchy defined in IFRS 7, Financial Instruments: Disclosures, with the fair value of each financial instrument categorized in its entirety based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

•	Level 1 (highest level): fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments

•

Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data

•	Level 3 (lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data

2013

	Level 1 HK$’000	Level 2 HK$’000	Level 3 HK$’000	Total HK$’000
Assets
Other financial assets
- Available-for-sale debt securities	—	1,922,890	—	1,922,890
- Available-for-sale equity securities	27,724	11,000	—	38,724
Liability
Derivative financial instrument:
- Interest rate swap	—	(5,181)	—	(5,181)

2012

	Level 1 HK$’000	Level 2 HK$’000	Level 3 HK$’000	Total HK$’000
Liability
Derivative financial instrument:
- Interest rate swap	—	(9,663)	—	(9,663)

(ii)	Fair value of financial instruments carried at other than fair value

The carrying amounts of the Group’s other financial instruments carried at cost or amortized cost are not materially different from their fair value as at August 31, 2013 and 2012.

(g)	Estimation of fair values

Fair value of financial instruments is estimated as follows:

•	Trade receivables less impairment provision and accounts payable are assumed to approximate their fair values.

•	The fair value of available-for-sale securities are based on quoted market prices for identical financial instruments at balance sheet date.

•

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

27	Contingent liabilities

	2013 HK$’000	2012 HK$’000
Bank guarantee in lieu of payment of utility deposits	—	1,950

28	Commitments

(a)	Capital commitments

	2013 HK$’000	2012 HK$’000
Purchase of computer and office equipment
- contracted but not provided for	3,465	4,958

Construction of Multimedia Production and Distribution Center
- authorized but not contracted for	845,603	827,401
- contracted but not provided for	7,168	41,659

(b)	Commitments under operating leases

At August 31, 2013 and 2012, the Group has future aggregate minimum lease payments under non-cancellable operating leases as follows:

	2013 HK$’000	2012 HK$’000
Leases in respect of land and buildings which are payable:
- Within 1 year	2,172	5,373
- After 1 year but within 5 years	—	2,294

	2,172	7,667

(c)	Programme fee commitments

The Group entered into several long-term agreements with programme content providers for the rights to use certain programme contents and with certain production-related Talents for future production in the Group’s multimedia business. Minimum amounts of programme fees and other production-related costs to be paid by the Group are analyzed as follows:

	2013 HK$’000	2012 HK$’000
Programme fee in respect of programme rights which are payable:
- Within 1 year	81,472	96,613
- After 1 year but within 5 years	31,146	106,669

	112,618	203,282

29	Material related party transactions

In addition to the transactions and balances disclosed elsewhere in these financial statements, the Group entered into the following material related party transactions.

Key management personnel remuneration

Remuneration for key management personnel, including amounts paid to the Company’s directors as disclosed in note 11(a) and certain of the highest paid Talents, is as follows:

	2013 HK$’000	2012 HK$’000
Short-term Talent benefits	20,607	176,852
Post-employment benefits	1,792	2,488
Equity compensation benefits	—	9,546

	22,399	188,886

30	Accounting estimates and judgments

Key sources of estimation uncertainty

Note 13 and 26 contain information about the assumptions and risk factors relating to fair value of investment property and financial instruments. Other key sources of estimation uncertainty are as follows:

Impairment of assets

As of August 31, 2013, the Group identified indication of impairments and conducted an impairment testing in respect of its fixed assets (except for investment properties), intangible assets and programme costs. The recoverable amounts of these assets were based on the value in use of the Multimedia Business, determined by discounting future cash flows to be generated from the continuing use of these assets. Key assumptions used in the estimation of value in use included discount rate, terminal value, growth rate, projected EBITDA and capital expenditure plan. The estimated recoverable amounts of these assets exceeded their respective carrying amounts as of August 31, 2013. As such, management concluded that no impairment loss was required to be provided on the Group’s fixed assets, intangible assets and programme costs for Multimedia Business with aggregate carrying value of HK$878,224,000.

Any change in the assumptions adopted in the cash flow forecasts would significantly affect the Group’s impairment testing and hence its results.

31	Non-adjusting post balance sheet events

On October 15, 2013, the Chief Executive in Council announced that the Company’s application dated December 31, 2009 under the Broadcasting Ordinance for the grant of a domestic free television programme service licence (the “Licence”) had been rejected. The Company has taken legal advice and is now considering and preparing to apply for leave for commencing legal proceedings for judicial review against the Chief Executive in Council’s decision.

Without the Licence, the Company will not be able to provide a domestic free television programme service in Hong Kong. To maintain its competitiveness in facing business and operation challenges, on October 16, 2013, the Company made redundant of about 320 talents following the Chief Executive in Council’s decision.

The Company announced on November 6, 2013 that if the Licence issue would not have progress in the next three to six months, the Company would not pursue the domestic free television business. The Company will continue its artiste management and content production business, whilst seeking to explore other possible content distribution platforms. The Company had been evaluating the feasibility of various business models including but not limited to film production, content licencing and co-production on programme content business.

On December 20, 2013, the Company announced new developments to its Multimedia Business and decided to launch the innovative Over-The-Top (“OTT”) and mobile television services, and expected to begin distributing its multimedia contents through these platforms starting on or about July 1, 2014. Further, the Company announced that, subject to the progress of these business developments and business needs, it planned to offer to re-hire in phases the approximately 320 talents who were made redundant as announced on October 16, 2013.

On December 20, 2013, the Company exercised the option and paid approximately HK$142.2 million to China Mobile Hong Kong Company Limited (the “Vendor”) to purchase, through its wholly-owned subsidiary, the entire issued share of China Mobile Hong Kong Corporation Limited (the “Target Company”), in accordance with the option agreement entered into between the Company and the Vendor on August 16, 2013, pursuant to which the Company paid approximately HK$15.2 million to the Vendor for the grant of the option. The transaction was completed on the same day and the Target Company became an indirect wholly-owned subsidiary of the Company.

The Target Company currently holds, among other things, the spectrum for the provision of broadcast-type mobile television services which is valid for use until August 30, 2025 (“Mobile TV Spectrum”), a Unified Carrier Licence and access to infrastructure, facilities and equipment for the provision of broadcast-type mobile television services in Hong Kong.

Based on the Company’s preliminary assessment of the impact of the Chief Executive in Council’s decision and the feasibility of alternative business models and their associated financial impact, management does not consider that there has been any material impairment on the assets relating to Multimedia Business.

32	Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended August 31, 2013

Up to the date of issue of these financial statements, the IASB has issued a number of amendments and new standards which are not yet effective for the year ended August 31, 2013 and which have not been adopted in these financial statements. These include the following which may be relevant to the Group.

Effective for accounting periods beginning on or after

IFRS 10	Consolidated financial statements	January 1, 2013

IFRS 12	Disclosure of interest in other entities	January 1, 2013

IFRS 13	Fair value measurement	January 1, 2013

IAS 27	Separate financial statements (2011)	January 1, 2013

Annual Improvements to IFRSs 2009-2011 Cycle		January 1, 2013

Amendments to IFRS 7	Financial instruments: Disclosures - Offsetting financial assets and financial liabilities	January 1, 2014

Amendments to IAS 32	Financial instruments: Presentation - Offsetting financial assets and financial liabilities	January 1, 2014

IFRS 9	Financial instruments	January 1, 2015

The Group is in the process of making an assessment of what the impact of these amendments and new standards is expected to be in the period of initial application. So far the Group is not yet in a position to state whether they would have a significant impact on the Group’s results of operations and financial position.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HONG KONG TELEVISION NETWORK LIMITED

By:	/s/ To Wai Bing
Name:	To Wai Bing
Title:	Chief Executive Officer

By:	/s/ Wong Nga Lai, Alice
Name:	Wong Nga Lai, Alice
Title:	Chief Financial Officer

Date: December 27, 2013