Form 20-F
period 2014-12-31
Hong Kong Television Network Ltd
filed 2015-04-29
CIK 1097086

As filed with the Securities and Exchange Commission on April 29, 2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the sixteen months ended December 31, 2014

or

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

Ms. Wong Nga Lai, Alice

13th Floor, Trans Asia Centre

No.18 Kin Hong Street

Kwai Chung, New Territories

Hong Kong

Telephone : (852) 3145 6888

Facsimile : (852) 2199 8354

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title Of Each Class	Name Of Each Exchange On Which Registered
American Depositary Shares, each representing 20 Ordinary Shares	The Nasdaq Stock Market LLC

Ordinary Shares*	The Nasdaq Stock Market LLC*

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

NONE

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(D) OF THE ACT:

NONE

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 809,016,643 Ordinary Shares.

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

i

ii

USE OF DEFINED TERMS

Except as otherwise indicated by the context, references in this annual report to:

“Articles”	are to the Company’s Memorandum and Articles of Association;

“Broadcasting Ordinance”	are to the Broadcasting Ordinance (Chapter 562 of the laws of Hong Kong);

“CA”	are to the Communications Authority, a unified Hong Kong regulatory body for the broadcasting and the telecommunications sectors, which has taken over the functions and responsibilities of the HKBA and the Hong Kong Telecommunications Authority since April 1, 2012;

“Centre”	are to the Television and Multimedia Production Centre under construction in Tseung Kwan O Industrial Estate in Hong Kong;

“DTMB”	are to Digital Terrestrial Multimedia Broadcast, a standard widely adopted in the PRC, Hong Kong and Macau for the transmission of television to mobile and fixed terminals;

“Exchange Act”	are to the Securities Exchange Act of 1934, as amended;

“fiscal 2010”	are to the period of twelve months from September 1, 2009 to August 31, 2010;

“fiscal 2011”	are to the period of twelve months from September 1, 2010 to August 31, 2011;

“fiscal 2012”	are to the period of twelve months from September 1, 2011 to August 31, 2012;

“fiscal 2013”	are to the period of twelve months from September 1, 2012 to August 31, 2013;

“fiscal 2014”	are to the period of sixteen months from September 1, 2013 to December 31, 2014;

“free TV license”	are to a domestic free television programme service licence issued under the Broadcasting Ordinance

“FTNS Business”	are to our former business segment in which we provided fixed telecommunications network services, including dial-up and broadband Internet access services, local VoIP services, IP-TV services and corporate data services;

“Group”	are to the Company and its subsidiaries;

“Guangzhou Agreement”	are to the sale and purchase agreement dated April 19, 2012 entered into by the Company and Metropolitan Light (HK) Company Limited, a company incorporated in Hong Kong and a wholly-owned subsidiary of Metropolitan Light Company Limited;

“Hong Kong Companies Ordinance”	are to Chapter 622 of the laws of Hong Kong;

“HKBA” or the “Hong Kong Broadcasting Authority”	are to an independent statutory body established by the Hong Kong government for the regulation of the broadcasting industry in Hong Kong;

“HKBN”	are to Hong Kong Broadband Network Limited, a former wholly-owned subsidiary of the Company;

“HKMA” or “Hong Kong Monetary Authority”	are to the government authority in Hong Kong responsible for maintaining monetary and banking stability in Hong Kong;

“HKSE”	are to The Stock Exchange of Hong Kong Limited;

“HKSE Listing Rules”	are to Rules Governing the Listing of Securities on the HKSE;

“HKTV” or the “Company”	are to Hong Kong Television Network Limited;

“IDD Business”	are to our former business segment in which we provided international direct dialing telecommunications services, including international long distance call services;

“IFRS”	are to International Financial Reporting Standards, as issued by the International Accounting Standards Board;

“Mobile TV Acquisition”	are to our acquisition on December 20, 2013 of the entire issued share capital of the Target Company pursuant to an option exercised by the Company under an agreement dated August 16, 2013 entered into between the Company and the Vendor;

“Mobile TV Spectrum”	are to the frequency at 678 – 686 MHz and microwave link in the frequency range of 7910 – 7920 MHz for the provision of broadcast-type mobile television services;

“Multimedia Business”	are to our business in which we provide multimedia production and distribution and other multimedia related services, including the offer of television programming through our OTT platform, our online shopping operation, multimedia and drama productions, content distribution and other related services;

“Nasdaq”	are to The Nasdaq Stock Market LLC;

“OTT”	are to Over-The-Top, which is the delivery of multimedia content over the Internet;

“Sarbanes-Oxley Act”	are to the Sarbanes-Oxley Act of 2002;

“SEC”	are to the Securities and Exchange Commission;

“Securities Act”	are to the Securities Act of 1933, as amended;

“Supplementary Financial Information”	are to the Company’s unaudited financial information relating to the twelve months ended August 31, 2014 and four months ended December 31, 2014;

“Talents”	are to all individuals employed by us, including the directors of the Company;

“Target Company” or “HKMTV”	are to Hong Kong Mobile Television Network Limited (formerly China Mobile Hong Kong Corporation Limited), a company incorporated in Hong Kong with limited liability and, prior to the Mobile TV Acquisition, a wholly-owned subsidiary of the Vendor;

“Telecom Group Agreement”	are to the sale and purchase agreement dated March 31, 2012 entered into between the Company and Metropolitan Light Company Limited in relation to the disposal of 100% of the issued share capital of City Telecom International Limited, Credibility Holdings Limited and Automedia Holdings Limited;

“Telecom Business”	are to the disposed businesses, which include the FTNS Business and IDD Business;

“Unified Carrier License”	are to a unified carrier licence issued by the Communications Authority to the Target Company;

“Vendor”	are to China Mobile Hong Kong Company Limited, a company incorporated in Hong Kong with limited liability and an wholly-owned subsidiary of China Mobile Limited, a company listed on the New York Stock Exchange and the main board of the HKSE; and

“we”, “us” or “our”	are to Hong Kong Television Network Limited and/or its subsidiaries, as the context requires.

CURRENCY TRANSLATION

We publish our consolidated financial statements in Hong Kong dollars. In this annual report, references to “Hong Kong dollars” or “HK$” are to the currency of Hong Kong, and references to “U.S. dollars” or “US$” are to the currency of the United States. This annual report contains translations of Hong Kong dollar amounts into U.S. dollar amounts solely for your convenience. Unless otherwise indicated, the translations have been made at US$1.00 = HK$7.7531, which was the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2014. On April 24, 2015, the exchange rate was US$1.00 = HK$7.7499. You should not construe these translations as representations that the Hong Kong dollar amounts actually represent such U.S. dollar amounts or could have been or could be converted into U.S. dollars at the rates indicated or at any other rates.

PRESENTATION OF FINANCIAL INFORMATION

Unless otherwise indicated, the financial information in this annual report has been prepared in accordance with IFRS. The significant IFRS accounting policies applied to our financial information in this annual report have been applied consistently.

NO INCORPORATION OF WEBSITE INFORMATION

The content of our website does not form part of this annual report.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that are, by their nature, subject to significant risks and uncertainties. These include statements with respect to our plans, strategies and beliefs. These statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “intend”, “estimate”, “continue”, “plan”, “predict”, “project” or other similar words. All statements other than statements of historical fact included in this annual report, including statements regarding our future financial position, strategy, projects costs and plans and objectives of management for future operations, are forward-looking statements.

These assumptions involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from those expressed or implied by such forward looking statements. Potential risks and uncertainties include:

•	our ability to identify and implement other business plans for the development of our Multimedia Business after the rejection on our application for a free TV license by the government of Hong Kong and the unfavorable reply from the CA for the adoption of DTMB as the transmission standard for the proposed mobile television service in the absence of a free TV license;

•	our ability to evaluate and introduce different distribution channels, platforms and approaches to distribute our completed programs;

•	our ability to introduce new services to the market and the popularity of those new services to the market;

•	our ability to integrate and manage our strategic acquisitions;

•	changes in our regulatory environment;

•	increasing competition in the multimedia market, including the television programming and content production market in Hong Kong and the international content licensing and distribution market;

•	increasing competition in the online shopping market;

•	viewer preferences regarding self-produced and purchased content;

•	consumer viewing and purchasing habits;

•	the benefits we expect to derive from the Centre under construction in the Tseung Kwan O Industrial Estate in Hong Kong, on which we intend to resume construction depending on business developments, the result of our applications for a free TV license and the outcome of the judicial review relating to our mobile TV license;

•	the stability and continued development of the telecommunications network of our prior Telecom Business, to which the Company is granted a 20-year indefeasible right of use and which is intended to form one of the main channels of distribution in Hong Kong for the Company’s television and multimedia content;

•	our limited experience in multimedia production, content distribution and the online shopping business, thereby making forecasting difficult;

•	changes in technology; and

•	changes in the Hong Kong and global economic environments.

When considering such forward-looking statements, you should keep in mind the factors described in Item 3 “Key information — Risk Factors” and other cautionary statements appearing in Item 5 “Operating and Financial Review and Prospects” of this annual report. Such risk factors and statements describe circumstances that could cause actual results to differ materially from those contained in any forward-looking statement. Additionally, new risk factors can emerge from time to time, and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results.

All forward-looking statements included in this annual report are based on information available to us on the date of this annual report. We undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by applicable law. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this annual report.

PART I

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3	KEY INFORMATION

A. Selected Financials

Historical financial information

The following table presents our selected historical financial data as of and for the twelve months ended August 31, 2010, 2011, 2012 and 2013, and the sixteen months ended December 31, 2014. Except for amounts presented in U.S. dollars, the selected historical consolidated income statement data and other financial data for the twelve months ended August 31, 2012 and 2013 and the sixteen months ended December 31, 2014, and the selected historical consolidated balance sheet data as of August 31, 2013 and December 31, 2014, set forth below are derived from, should be read in conjunction with, and are qualified in their entirety by reference to our audited consolidated financial statements, including the related notes, included elsewhere in this annual report. The selected historical consolidated income statement data for the twelve months ended August 31, 2010 and 2011 and consolidated balance sheet data as of August 31, 2010, 2011 and 2012 set forth below are derived from our audited consolidated financial statements that are not included in this annual report. Our consolidated financial statements have been prepared in accordance with IFRS.

You should read the selected financial data in conjunction with our consolidated financial statements and related notes and Item 5 “Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results do not necessarily indicate our expected results for any future periods.

Pursuant to a resolution of the Board dated August 29, 2014, the Company’s financial year end date has been changed from August 31 to December 31 in order to unify the financial year-end dates of the Company and its subsidiaries and align with the business cycle of the Group’s potential customers in the retail e-commerce industry and the multimedia advertising industry. Accordingly, the accompanying consolidated financial statements, and the selected financial information below, for the current financial period cover a period of sixteen months from September 1, 2013 to December 31, 2014. As the fiscal 2010 through fiscal 2013 figures are not directly comparable with those of the current financial period, financial information for the twelve months ended August 31, 2014 and the four months ended December 31, 2014 prepared in accordance with IFRS, has been presented to enhance comparability. This supplementary financial information has not been audited. For further information, see Note 1 to the consolidated financial statements included elsewhere in this annual report.

Selected consolidated income statement data:

	Twelve months ended August 31, 2010	Twelve months ended August 31, 2011	Twelve months ended August 31, 2012	Twelve months ended August 31, 2013	Twelve months ended August 31, 2014	Four months ended December 31, 2014	Sixteen months ended December 31, 2014	Sixteen months ended December 31, 2014
	HK$	HK$	HK$	HK$	HK$	HK$	HK$	US$
	(in thousands, except per share data)
Continuing operations:
Turnover	—	—	3,762	7,802	1,391	21,636	23,027	2,970
Cost of sales	—	—	(6,006)	(15,706)	(560)	(27,207)	(27,767)	(3,581)
Valuation gains on investment properties	—	—	18,200	43,400	1,800	2,100	3,900	503
Other operating expenses	(21,932)	(23,481)	(104,960)	(201,514)	(245,581)	(98,218)	(343,799)	(44,344)
Other income/(loss), net	(7,696)	3,456	19,920	128,909	117,702	29,907	147,609	19,038
Finance costs, net	(21,289)	(7,303)	(2,455)	(4,860)	(5,751)	(2,016)	(7,767)	(1,002)
Impairment losses/ write off of assets	—	—	—	—	(32,000)	—	(32,000)	(4,127)

Loss before taxation	(50,917)	(27,328)	(71,539)	(41,969)	(162,999)	(73,798)	(236,797)	(30,543)
Income tax (expenses)/ credit	(5,611)	(4,782)	(2,281)	1,659	(145)	(60)	(205)	(26)

Loss from continuing operations	(56,528)	(32,110)	(73,820)	(40,310)	(163,144)	(73,858)	(237,002)	(30,569)

Discontinued operations:
Profit from discontinued operations (net of tax)	273,394	346,025	3,771,694	—	—	—	—	—

(Loss)/profit for the period	216,866	313,915	3,697,874	(40,310)	(163,144)	(73,858)	(237,002)	(30,569)

Attributable to:
Equity shareholders of the Company
-Continuing operations	(56,528)	(32,110)	(71,406)	(40,310)	(163,144)	(73,858)	(237,002)	(30,569)
-Discontinued operations	273,394	346,025	3,771,694	—	—	—	—	—

	216,866	313,915	3,700,288	(40,310)	(163,144)	(73,858)	(237,002)	(30,569)

Non-controlling interest
-Continuing operations	—	—	(2,414)	—	—	—	—	—
-Discontinued operations	—	—	—	—	—	—	—	—

	—	—	(2,414)	—	—	—	—	—

(Loss)/profit for the period	216,866	313,915	3,697,874	(40,310)	(163,144)	(73,858)	(237,002)	(30,569)

Basic (loss)/earnings per share (cents)
-Continuing and discontinued operations	30.7	40.8	471.9	(5.0)	(20.2)	(9.1)	(29.3)	(3.8)
-Continuing operations	(8.0)	(4.1)	(9.0)	(5.0)	(20.2)	(9.1)	(29.3)	(3.8)
-Discontinued operations	38.7	44.9	480.9	—	—	—	—	—
Diluted (loss)/earnings per share (cents)(1)
-Continuing and discontinued operations	29.4	39.6	465.1	(5.0)	(20.2)	(9.1)	(29.3)	(3.8)
-Continuing operations	(7.7)	(4.1)	(9.0)	(5.0)	(20.2)	(9.1)	(29.3)	(3.8)
-Discontinued operations	37.1	43.7	474.1	—	—	—	—	—

Selected consolidated balance sheet data:

	August 31, 2010	August 31, 2011	August 31, 2012	August 31, 2013	August 31, 2014	December 31, 2014	December 31, 2014
	HK$	HK$	HK$	HK$	HK$	HK$	US$
	(in thousands)
Total assets	2,251,549	2,264,462	3,537,356	3,833,047	4,098,256	3,938,437	507,982

Long-term bank loan – unsecured	(123,567)	—	—	—	—	—	—
Finance lease obligations – non-current portion	(393)	(288)	(160)	(70)	—	—	—
Derivative financial instrument	(11,293)	(11,564)	(9,663)	(5,181)	(1,340)	—	—
Finance lease obligations – current portion	(212)	(105)	(85)	(90)	—	—	—
Other liabilities	(427,545)	(455,124)	(44,055)	(577,084)	(929,621)	(883,276)	(113,925)

Total liabilities	(563,010)	(467,081)	(53,963)	(582,425)	(930,961)	(883,276)	(113,925)

Net assets	1,688,539	1,797,381	3,483,393	3,250,622	3,167,295	3,055,161	394,057

Share capital	76,500	77,191	80,902	80,902	—	—	—
Other statutory capital reserves	1,096,068	1,107,261	1,188,012	1,188,012	—	—	—

Share capital and other statutory reserves	1,172,568	1,184,452	1,268,914	1,268,914	1,268,914	1,268,914	163,665
Other reserves	515,971	612,929	2,214,479	1,981,708	1,898,381	1,786,247	230,392

Total shareholders’ equity	1,688,539	1,797,381	3,483,393	3,250,622	3,167,295	3,055,161	394,057

Other financial data:

	Twelve months ended August 31, 2010	Twelve months ended August 31, 2011	Twelve months ended August 31, 2012	Twelve months ended August 31, 2013	Twelve months ended August 31, 2014	Four months ended December 31, 2014	Sixteen months ended December 31, 2014	Sixteen months ended December 31, 2014
	HK$	HK$	HK$	HK$	HK$	HK$	HK$	US$
	(in thousands)
Net cash (outflow)/inflow from operating activities	485,340	585,899	181,924	(356,804)	(241,404)	(49,662)	(291,066)	(37,542)
Net cash (outflow)/inflow from investing activities	(306,254)	(414,189)	3,681,791	(1,781,342)	(120,577)	627,835	507,258	65,426
Net cash inflow/(outflow) from financing activities	178,307	(343,112)	(2,191,749)	403,762	322,129	(65,116)	257,013	33,150
Capital expenditure(2)
- Continuing operations	—	51,255	178,750	37,708	18,621	50,096	68,717	8,863
- Discontinued operations	344,844	397,941	283,643	—	—	—	—	—
Dividends
- Interim dividend declared	49,725	115,605	119,674	—	—	—	—	—
- Final dividend proposed after balance sheet date	103,275	115,787	121,352	—	—	—	—	—
- Special dividend declared	—	—	2,022,542	—	—	—	—	—

	August 31, 2010	August 31, 2011	August 31, 2012	August 31, 2013	August 31, 2014	December 31, 2014
	(in thousands)
Number of ordinary shares issued and fully paid (in thousands of shares)	764,997	771,912	809,017	809,017	809,017	809,017

Notes:

(1)	Diluted (loss)/earnings per share is computed by dividing (loss)/profit for the year by the diluted weighted average number of ordinary shares during the year.

(2)	Capital expenditures represent additions to fixed assets and include non-cash transactions.

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

As of April 24, 2015, the exchange rate between the Hong Kong dollar and the U.S. dollar was 7.7499. The following table sets forth the average, high, low and period-end exchange rate between the Hong Kong dollar and the U.S. dollar (in Hong Kong dollars per U.S. dollar) for the fiscal periods indicated:

	Average(1)	High	Low	Period-end
	HK$	HK$	HK$	HK$
Fiscal 2010	7.7646	7.8040	7.7495	7.7781
Fiscal 2011	7.7776	7.8087	7.7506	7.7876
Fiscal 2012	7.7670	7.8040	7.7532	7.7560
Fiscal 2013	7.7559	7.7654	7.7493	7.7544
October 2014	7.7572	7.7645	7.7541	7.7551
November 2014	7.7543	7.7572	7.7519	7.7548
December 2014	7.7541	7.7616	7.7509	7.7531
January 2015	7.7531	7.7563	7.7508	7.7529
February 2015	7.7551	7.7584	7.7517	7.7559
March 2015	7.7584	7.7686	7.7534	7.7540
April 2015 (through April 24, 2015)	7.7509	7.7525	7.7495	7.7499

Note:

(1)	The average rates on the last business day of each month during the relevant fiscal year or the average rates for each business day during the relevant monthly period.

Source: The exchange rate refers to the rate as set forth in the H.10 statistical release of the Federal Reserve Board.

B. Capitalization and indebtedness

Not applicable

C. Reasons for the offer and use of proceeds

Not applicable

D. Risk factors

In addition to the other information contained in this annual report on Form 20-F, you should carefully consider the following risk factors. If any of the possible events described below occurs, our business, financial condition, results of operations or prospects could be adversely affected. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, may also adversely affect us.

Risks Relating to Our Business and Operations

Our application for a free TV license in Hong Kong was rejected and although our judicial review was successful, we may not ultimately receive a license.

In 2009, we submitted an application for a free TV license to the HKBA. On October 15, 2013, the Chief Executive in Council announced that it had rejected our application. As a result, we are not able to operate domestic free television program services in Hong Kong. On April 11, 2014, we submitted a new application for a free TV license, which is being considered by the CA. On January 6, 2014, we filed an application for leave to apply for judicial review in respect of the Chief Executive’s denial of our first application and the substantive hearing was conducted from August 27 to 29, 2014. The court’s judgment was handed down on April 24, 2015, quashing the Chief Executive’s denial of our application for a free TV license and directing the government to pay our legal fees and expenses in relation to the judicial review. The application was remitted to the Chief Executive in Council for reconsideration.

The Chief Executive in Council, after reconsidering our application, may again reject our application. Even if we again apply for judicial review of the new denial, that could be a protracted and costly process and one which is not successful in the end. We may not ultimately receive a license. As we had planned on domestic free television being one of the major distribution channels for our self-produced television content and the primary source of our advertising revenue, any failure to obtain a free TV license will make us more reliant on the other distribution channels we have been exploring, such as our mobile TV services, and developing, such as our OTT and Online Shopping Business.

Depending on the progress we make in obtaining a free TV license, we may at some point cease pursuing the domestic free television business in Hong Kong, which could have a material adverse effect on our business, prospects and financial condition.

Our application to use the widely adopted DTMB standard to provide mobile TV services in Hong Kong using the license of our subsidiary was rejected by the CA, and our judicial review may not be successful.

By acquiring the Target Company in December 2013, we acquired a license to provide mobile TV services in Hong Kong. In April 2014, however, we suspended the launch of mobile TV services after being denied permission by the CA to provide the services using the DTMB transmission standard without also having a free tv license. As a consequence, we have reduced the scale of our workforce in the creative and production teams, and we suspended the filming of new television programs The High Court granted us leave to apply for judicial review, and the substantive hearing was conducted on November 26 and 27, 2014, with the judgment reserved to be handed down at a later date. As noted above, we have submitted a new application for a free TV license, and our first application for a free TV license may be reconsidered by the Chief Executive in Council in light of the outcome of the judicial review of his denial of that application. This free TV license, if granted, would enable us to use the DTMB transmission standard, but we may not ultimately receive the license. Subject to feedback from viewers, to the result of the Chief Executive’s reconsideration of our first application for a free TV license, to the result of the CA’s consideration of our second application for a free TV license, and to the result of the judicial review on our provision of mobile TV services, we may adjust the direction and pace of our content and will consider resuming content production. We will also continue to explore opportunities to extend the reach of our content to Hong Kong people using different platforms. Given the uncertainties relating to our licenses, there can be no assurance that we will in fact resume content production or extend the reach of our content.

As we had planned on our mobile TV services being one of the major distribution channels for our self-produced television content and a significant source of our advertising revenue, our failure to gain permission to provide mobile TV services in Hong Kong using an acceptable transmission standard will make us more reliant on the other distribution channels we have been developing, such as our OTT platform, and on other business development, such as our online shopping business. If we lose the judicial review in respect of our provision of mobile TV services, we may be responsible for the government’s costs incurred in the process. Even if the judicial review is successful, we will not necessarily be granted permission to use the DTMB transmission standard or another standard acceptable to us; a successful judicial review may merely mean that the CA will be required to reconsider our plan to use the DTMB transmission standard in light of the outcome of the judicial review.

If we do not make real progress in the near future toward permission to provide mobile TV service in Hong Kong using an acceptable transmission standard, we may cease pursuing the mobile TV business in Hong Kong, which may have a material adverse effect on our business, prospects and financial condition.

We have a limited operating history in our Multimedia Business, which makes it difficult to evaluate our business.

Our Multimedia Business includes our offer of free television programming through our OTT platform, our online shopping business, multimedia and drama productions, and content distribution and licensing, as well as artiste management services. We launched our OTT platform, HKTV Mall, in November 2014 and our online shopping business in February 2015. As a result, we have a limited operating history in the Multimedia Business for you to evaluate our business, financial performance and prospects. Our historical results, which were largely based on the Telecom Business that we disposed of in May 2012, are not indicative of our future performance. To date, we have not achieved significant revenue or profitability in our Multimedia Business and, going forward, we may not be able to generate significant revenue or achieve profitability.

We may not be able to implement our business plans and expansion strategies successfully.

We may not be able to implement our business plans and expansion strategies successfully. Our business plans include strengthening our position in the multimedia and television industry, in part through the expansion of our OTT platform, as well as expanding our online presence with our online shopping business. Our business plans and strategies have been formulated based on a number of assumptions, including successful cooperation with our business partners, and are expected to place substantial demands on our managerial, operational, financial and other resources.

The success of our business plans and expansion strategies depends on a number of factors, including our ability to:

•	build our infrastructure on schedule and within budget;

•	produce high-quality content appealing to our customers within budget;

•	source merchants with products and services which are appealing to our customers and have attractive pricing and sufficient inventory for ready availability for delivery to our customers in their required timeframe;

•	generate revenue through advertising, online shopping operations, content licensing and distribution, content production, artiste management and other multimedia-related platforms;

•	develop effective marketing channels in Hong Kong and international markets; and

•	maintain effective operational cost and quality control.

The failure to achieve any of the above could increase our costs of operation and investment. We may not be able to manage our operations efficiently to compete successfully in our existing markets or any new markets that we may enter, which may materially and adversely affect our business, prospects, financial condition and results of operations.

Our OTT and Online Shopping Businesses may not be profitable.

We have refined our business plan to focus primarily on the development of our OTT and online shopping businesses. On November 19, 2014, we officially announced the launch of the HKTV Mall – an OTT platform integrating entertainment and a one-stop online shopping platform in Hong Kong. The first phase was to launch the OTT platform with about 18 hours of broadcasting content, including self-produced drama series, variety and infotainment programs and purchased content. After the trial run on December 17, 2014, our online shopping mall was formally launched on February 2, 2015. This platform can be accessed through multiple Internet-connected devices, such as smart phones running on Android, iOS and Windows, tablet computers, personal computers, smart TV sets, Android TV boxes and game consoles. For the sixteen months ended December 31, 2014, we incurred a loss of HK$237.0 million. We may incur substantial expenditure in connection with these endeavors before we can generate significant revenue from our OTT and online shopping businesses. As a result, our OTT and online shopping businesses may not be able to become profitable in the future.

The construction and development of the Centre is subject to a number of risks beyond our control.

We started building the Centre on land granted by Hong Kong Science and Technology Parks Corporation in the Tseung Kwan O Industrial Estate in February 2012. In light of the rejection of our application for a free TV license, we have suspended the construction of the Centre. Depending on business developments, the result of the Chief Executive’s reconsideration of our first application for a free TV license, the result of the CA’s consideration of our second application for a free TV license and the outcome of the judicial review relating to our mobile TV license, we may resume the construction of the Centre to support our business development. We have obtained an extension of time for development of the Centre to February 28, 2017. If we do not resume the construction of the Centre, we will be unable to recover the investment made to date in the project, which totaled HK$156.3 million as of December 31, 2014.

If we do resume the construction and development of the Centre, the success of the project will be subject to a number of risks beyond our control, including:

•	the possibility of construction delays or cost overruns due to inclement weather, labor or material shortages, work stoppages, market inflation or delayed regulatory approvals;

•	the possibility of discovering previously undetected defects or problems; and

•	natural disasters, social disorder and other extraordinary events.

The occurrence of any of these events could further delay the construction and development of the Centre or increase construction costs, which may in turn have a material adverse effect on our business, prospects, financial condition and results of operations.

The development of our Multimedia Business requires significant capital expenditure, which may not be available on satisfactory terms or may impose a burden on our other business activities.

We expect to incur significant capital expenditure to develop our Multimedia Business, a major portion of which will be for the building of the Centre. Our capital expenditure plans will also include the development of our OTT and online shopping businesses. While we intend to fund such expenditure by using our currently available cash, as well as unutilized banking facilities, we may not have adequate capital to fund our projected capital expenditure if there is any further delay in our capital expenditure plans or if there is an increase in costs. If we cannot finance our capital expenditure using existing available cash and unutilized banking facilities, we may be required to incur additional debt, reduce capital expenditure, sell assets, or raise equity. Market conditions may impair our ability to obtain financing to support our capital expansion plans. Additional debt or equity financing may not be available, and debt financing, if available, may involve restrictions on our investing, financing and operating activities.

If we fail to capture viewer preferences, our business prospects and reputation could be materially and adversely affected.

The success of our self-produced multimedia content, such as the entertainment programs broadcast on our OTT platform and available in HKTV Mall, depends primarily on our ability to capture viewer preferences, which vary among different demographic groups and regions and could change rapidly. In general, the popularity of multimedia content among viewers is mainly determined by the producer’s ability to originate and source viewer-engaging content, create high-quality scripts and characters that appeal to a broad range of viewers, and cast popular talent and directors. If viewers’ reaction to our multimedia content is different from that we have predicted, the success and popularity of our multimedia content may be jeopardized. If our multimedia content fails to perform as expected, we may not be able to establish a strong reputation in the multimedia content production business, and our business prospects may be materially and adversely affected.

Changes in consumer viewing habits could adversely affect our business.

The manner in which consumers view multimedia content is changing rapidly. Digital cable, wireless and Internet content providers are continuing to improve technologies, content offerings, user interfaces, and business models that allow consumers to access multimedia content with interactive capabilities. The devices through which multimedia content can be consumed are also changing rapidly. Currently, multimedia content may be viewed on our OTT platform via multiple Internet-connected devices, such as smart phones, tablet computers, personal computers, smart TV sets, Android TV boxes and game consoles. If other providers of multimedia content address the changes in consumer viewing habits in a manner that is better able to meet consumer needs and expectations, our business could be materially and adversely affected.

Our distribution of multimedia content may be materially and adversely affected by instability of the network of our prior Telecom Business or disruption in the network’s continued development.

Upon the completion of the disposal of the Telecom Business, we were granted an indefeasible right of use, among other rights, to use certain of HKBN’s telecommunications capacity for a term of 20 years to enable the delivery of our multimedia content through the telecommunications network operated by HKBN. We expect the indefeasible right of use will form one of the main channels of distribution in Hong Kong for our multimedia content. Instability of the telecommunications network or disruption in the network’s continued development could materially and adversely affect our operations.

Our business could be materially and adversely affected by claims of infringement of intellectual property rights.

Monitoring and preventing the unauthorized use of our intellectual property rights may be difficult, costly and time-consuming. We are currently challenging a third party’s applications to register trademarks incorporating our name. If we are unable to adequately protect our copyrights and other intellectual property rights, these rights may be infringed, and our business, financial condition, results of operations and prospects may be materially and adversely affected.

Moreover, third parties may claim that our self-produced multimedia content, including television content, or our trademarks, misappropriate or infringe their intellectual property rights, including those with respect to their previous productions, scripts, characters and trademarks. We are actively defending ourselves against a third-party challenge to one of our registered trademarks. Litigation over intellectual property rights could be costly and time-consuming and could divert the attention of our management and key personnel from our business operations. If we are unsuccessful in defending any such assertions or claims, our business, financial condition, results of operations and reputation may be materially and adversely affected.

Our success depends on our ability to attract, retain and rehire high-quality production crew, talent artistes and logistics personnel in a highly competitive market.

The Multimedia Business requires the collaboration of many different workstreams and people with different expertise. In addition, some of our operations, such as our logistics operations, are human-capital intensive. As such, our ability to attract, retain and rehire high-quality production crew, popular talent artistes and logistics personnel will be a key factor to our success. Loss of a significant number of members of our logistics operations could cause customer dissatisfaction with our online shopping services; and, as a result, our business could be materially and adversely affected. We may not be able to re-hire Talents, in particular, production team members and talent artistes whom we have made redundant or whose contracts we have not renewed, or to make replacement hires, if we resume content production in the future or need them in order to meet other future business needs.

In addition, we face competition for high-quality production crew and popular talent artistes from other multimedia content production companies and other organizations. Competition for these individuals could require us to offer higher compensation and other benefits in order to attract and retain them, which would increase our future operating expenses.

We depend on key personnel, and our business and growth prospects may be disrupted by the loss of their services.

Our success depends upon the continued service of our key executives and Talents. If any of our key personnel were unable or unwilling to continue in their present positions, we may not be able to replace them easily and our business may be significantly disrupted. Furthermore, as our industry is characterized by high demand and increased competition for Talents, we may need to offer higher compensation and other benefits in order to attract and retain key personnel. We might not be able to attract and retain the key personnel that we need to achieve our business objectives.

We may lose investor confidence in the reliability of our financial statements if we fail to maintain effective internal controls over financial reporting, which in turn could harm our business and adversely affect the trading prices of our ADSs.

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

Notwithstanding our efforts, our management could conclude that our internal controls over financial reporting are not effective. Even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may conclude that our internal controls over financial reporting are not effective. If either of these were to occur, we could experience a negative reaction in the financial markets and incur additional costs to improve our internal controls. If we do not successfully design and implement changes to our internal controls and management systems, or if we fail to maintain the adequacy of these controls as the relevant standards are modified or amended from time to time, we may not be able to comply with the Sarbanes-Oxley Act. This could subject us to regulatory scrutiny and penalties that could lead to a loss of public confidence in our management, which in turn could, among other things, adversely affect our shareholders’ confidence, our stock price and our ability to raise additional capital and operate our business as projected.

We may not be able to sustain the level of other income we generated in fiscal 2014.

We recorded “other income, net” of HK$147.6 million in fiscal 2014, which was significantly more than in previous years. As compared with fiscal 2013, the increase was mainly due to an increase of HK$56.3 million in investment return, which included an additional four months’ investment return of HK$35.5 million, as well as an additional four month’s rental from investment properties of HK$3.8 million, which were partially offset by a HK$41.4 million decrease in exchange gain. In fiscal 2014, our “other income, net” mainly comprised interest income from available-for-sale securities, bank interest income, net exchange gain and rental income from investment properties. As we develop our Multimedia Business, less surplus cash will be available for these investments and, accordingly, we may not be able to generate a similar level of other income as we did in fiscal 2014.

In addition, our investment income is affected by many factors beyond our control. For example, our interest income is affected by changes in interest rates, which are highly sensitive to many factors, including governmental monetary policy and domestic and international economic and political conditions. Deterioration in the credit of the securities in which we have invested and general market conditions may also materially and adversely affect our investment income.

We may not be able to realize our investment in other financial assets at our desired time, price and transaction size, or to receive the debt principal back upon maturity.

We recorded other financial assets of HK$1,784.4 million as of December 31, 2014 which represented investment in available-for-sale securities mainly composed of debt securities, a significant portion of which has a maturity date of over one year from December 31, 2014, and equity securities. Although we mostly invested in liquid instruments with sound credit quality, such as investment grade products, securities of constituents in major stock indices or securities of state-owned or -controlled companies, we may still face liquidity risk, which is highly sensitive to many factors, including issuers’ credit and financial condition, governmental monetary policy and general market conditions. We may not be able to realize our investment in other financial assets at our desired time, price and transaction size.

In addition, we may not be able to recover the par value of our investment in available-for-sale debt securities, upon maturity or at all, if the credit quality and financial position of the debt issuers deteriorate.

If we are unable to offer products that attract new customers and recurring purchases from existing customers through our online shopping platform, HKTV Mall, our business, financial condition and results of operations may be materially and adversely affected.

We launched our 24-hour online shopping platform on HKTV Mall in February 2015. We expect this online shopping business will be one of the major contributors to our business. Our future growth depends on our ability to continue to attract new online shopping customers as well as recurring purchases from existing online shopping customers. Constantly changing consumer preferences have affected and will continue to affect the online retail industry. We must stay abreast of emerging consumer preferences and anticipate product trends that will appeal to existing and potential customers. Our customers choose to purchase authentic and quality products on our website due in part to the attractive prices that we offer, and they may choose to shop elsewhere if we cannot match the prices offered by other websites or by physical stores. If our customers cannot find their desired products on our website at attractive prices, they may lose interest in us and visit our website less frequently or even stop visiting our website altogether, which in turn could materially and adversely affect our business, prospects, financial condition and results of operations.

Our online shopping business faces intense competition. We may lose customers if we fail to compete effectively.

The online retail industry in Hong Kong is intensely competitive. Our current or potential competitors include major online retailers in the Hong Kong area that offer a wide range of general merchandise product categories, major traditional retailers in Hong Kong that are moving into online retailing, major internet companies that have commenced online retail businesses, online retail companies in Hong Kong focused on specific product categories, and physical retail stores, including big-box stores that also aim to offer a one-stop shopping experience. In addition, new and enhanced technologies may increase the competition in the online retail industry. New competitive business models may appear, for example based on new forms of social media or social commerce.

Increased competition may reduce our margins or result in significant losses. When we set prices, we have to consider how competitors have set prices for the same or similar products. When they cut prices or offer additional benefits to compete with us, we may have to lower our own prices or offer additional benefits or risk losing market share, either of which could harm our financial condition and results of operations.

Some of our current or future competitors may have longer operating histories, greater brand recognition, better supplier relationships, larger customer bases or greater financial, technical or marketing resources than we do. Some of our competitors may be able to secure more favorable terms from suppliers, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory policies and devote substantially more resources to their website, mobile application and systems development than us. We cannot assure you that we will be able to compete successfully against current or future competitors, and competitive pressures may have a material and adverse effect on our business, prospects, financial condition and results of operations.

Our online shopping business offers product categories which are not familiar to us, and a substantial increase in the number of products in the future may expose us to new challenges and more risks.

As of April 27, 2015, our online shopping mall has over 350 stores offering a variety of products in categories which include fashion, mother and baby, skin care and make up, personal care, medicine and health, supermarket, food and wine, household, music, video and books, games, toys and stationery, outdoor and sports, pet care, and digital and electronics products. In addition, we may substantially increase number of products we offer in the future. Our lack of familiarity with these products and lack of relevant customer data relating to these products may make it more difficult for us to anticipate customer demand and preferences. We may misjudge customer demand. It may also make it more difficult for us to inspect and control quality and ensure proper handling, storage and delivery. We may experience higher return rates on new products, receive more customer complaints about them and face costly product liability claims as a result of selling them for the merchants who are the owners of the products, which could harm our brand and reputation as well as our financial performance. Furthermore, we may not be able to negotiate favorable terms with suppliers. We may need to provide aggressive promotional offers to gain market share or remain competitive in new categories. It may be difficult for us to achieve profitability in the new product categories, and our profit margin, if any, may be lower than we anticipate, which could adversely affect our overall profitability and results of operations.

We may be subject to product liability claims if people or properties are harmed by the products we sell through our online shopping platform.

We are a marketplace with a substantial number of products and services, selling for third-party merchants through our online shopping platform, some of which may be defectively designed or manufactured. As a result, sales of such products could expose us to product liability claims relating to personal injury or property damage and may require product recalls or other actions. Third parties subject to such injury or damage may bring claims or legal proceedings against us as the operator of the marketplace selling the product. Although we would have legal recourse against the third-party merchants or manufacturer of such products under Hong Kong law, attempting to enforce our rights against such parties may be expensive, time-consuming and ultimately futile. In addition, we do not currently maintain any product liability insurance in relation to products we sell. As a result, any material product liability claim or litigation could have a material and adverse effect on our business, prospects, financial condition and results of operations. Even unsuccessful claims could result in the expenditure of funds and managerial efforts in defending them and could have a negative impact on our reputation.

We are subject to payment-related risks.

We enable customers of our online shopping business to make payments through our website by working with third-party online payment processing service providers. As we rely on third parties to provide payment processing services, including processing payments made with credit cards, it could disrupt our business or even we may need to scale down or suspense the online shopping business if these companies become unwilling or unable to provide these services to us. We may be subject to human error, fraud and other illegal activities in connection with third-party online payment services. If our data security systems are breached or compromised, we may lose our ability to accept credit card payments from our customers, and we may be subject to claims for damages from our customers and third parties, all of which could adversely and materially affect our reputation as well as our results of operations.

If we are unable to conduct our marketing activities cost-effectively, our business, financial conditions and results of operations may be materially and adversely affected.

We have incurred, and we may in the future incur, significant expenses on a variety of marketing efforts designed to increase sales of our products and enhance our brand recognition. Our marketing activities may not be well received by consumers and may not result in the levels of sales that we anticipate. Marketing approaches and tools in the online shopping business in Hong Kong are evolving. This further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and customer preferences. Failure to refine our existing marketing approaches or to introduce new marketing approaches in a cost-effective manner could reduce our market share, cause our net revenue to decline and negatively impact our prospects to achieve profitability.

Failure to protect confidential information of the customers of our online shopping business, due to network against security breaches or other causes, could damage our reputation and substantially harm our business and results of operations.

A significant challenge to the online retail industry is the secure storage of confidential information and its secure transmission over public networks. The online payments for products sold on our online shopping platform are settled through third-party online payment processing service providers. Maintaining complete security for the storage and transmission of confidential information on our technology platform, such as customer names, personal details and billing addresses, is essential to maintaining customer confidence.

We have adopted security policies and measures, including encryption technology, to protect our proprietary data and customer information. However, advances in technology, the expertise of hackers, new discoveries in the field of cryptography or other events or developments could result in a compromise or breach of the technology that we use to protect confidential information. We may not be able to prevent third parties, especially hackers or other individuals or entities engaging in similar activities, from illegally obtaining the confidential or private information we hold as a result of our customers’ visits to our website and use of our mobile applications. Any individuals or entities that obtained our customers’ confidential or private information could engage in various other illegal activities using such information. In addition, we have limited control or influence over the security policies or measures adopted by third-party providers of online payment services through which our customers may elect to make payment for purchases. If we give third parties greater access to our technology platform in the future as part of a strategy of providing more technology services to third-party sellers and others, it may become more challenging for us to ensure the security of our systems. Any compromise of our information security, or the information security measures of our contracted third-party online payment and other service providers, could have a material and adverse effect on our reputation, business, prospects, financial condition and results of operations.

Practices regarding the collection, use, storage, transmission and security of personal information by companies operating over the Internet have recently come under increased public scrutiny. As online retail continues to evolve, we believe that increased regulation by the relevant authorities of data privacy on the Internet is likely. We may become subject to new laws and regulations applying to the solicitation, collection, processing or use of personal or consumer information that could affect how we store, process and share data with our customers, suppliers and third-party sellers. Compliance with any additional laws could be expensive, and may place restrictions on the conduct of our business and the manner in which we interact with our customers. Any failure to comply with applicable regulations could also result in regulatory enforcement actions against us.

Significant capital and other resources may be required to protect against information security breaches or to alleviate problems caused by such breaches or to comply with our privacy policies or privacy-related legal obligations. The resources required may increase over time as the methods used by hackers and others engaged in online criminal activities are increasingly sophisticated and constantly evolving. Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other customer data, could cause our customers to lose trust in us and could expose us to legal claims. Any perception by the public that online transactions or the privacy of user information are becoming increasingly unsafe or vulnerable to attacks could inhibit the growth of online retail and other online services generally, which may reduce the number of orders we receive.

The proper functioning of our technology platform is essential to our business. Any failure to maintain the satisfactory performance of our website and systems could materially and adversely affect our business and reputation.

The satisfactory performance, reliability and availability of our technology platform are critical to our success and our ability to attract and retain customers and provide quality customer service. All of our sales of products are made online through our website. Any system interruptions caused by telecommunications failures, computer viruses, hacking or other attempts to harm our systems that result in the unavailability or slowdown of our website or reduced order fulfillment performance could reduce the volume of products sold and the attractiveness of product offerings on our website. Our servers may also be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to system interruptions, website slowdown or unavailability, delays or errors in transaction processing, loss of data or the inability to accept and fulfill customer orders. Security breaches, computer viruses and hacking attacks have become more prevalent in the e-commerce industry. We can provide no assurance that our current security mechanisms will be sufficient to protect our IT systems from third-party intrusions, viruses or hacker attacks, information or data theft or other similar activities. Any such future occurrences could reduce customer satisfaction, damage our reputation and result in a material decrease in our revenue.

Additionally, we must continue to upgrade and improve our technology platform to support our business growth; failure to do so could impede our growth. However, we cannot assure you that we will be successful in executing these system upgrades and improvement strategies. In particular, our systems may experience interruptions during upgrades, and the new technologies or infrastructures may not be fully integrated with the existing systems on a timely basis, or at all. If our existing or future technology platform does not function properly, it could cause system disruptions and slow response times, affecting data transmission, which in turn could materially and adversely affect our business, financial condition and results of operations.

Any interruption in our logistics operation, including our warehousing and delivery operations, for an extended period may have an adverse impact on our business.

We have set up our own logistics center at Kowloon Bay with a logistics, warehousing and delivery team. Our ability to process and fulfill orders accurately and provide high quality customer service depends on the smooth operation of our logistics team, which includes our warehousing operation and the delivery services provided by our couriers and drivers. Our logistics operations may be vulnerable to damage caused by fire, flood, power outage, telecommunications failure, break-ins, human error and other events. If any of our warehouse or delivery services were rendered incapable of operation, then we may be unable to fulfill relevant orders. We do not carry business interruption insurance, and the occurrence of any of the foregoing risks could have a material adverse effect on our business, prospects, financial condition and results of operations.

We may incur liability or become subject to penalties for counterfeit or unauthorized products sold on our website, or for products sold on our website or content posted on our website that infringe on third-party intellectual property rights, or for other misconduct.

As of April 27, 2015, our online shopping mall has over 350 stores offering a variety of products in categories which include fashion, mother and baby, skin care and make up, personal care, medicine and health, supermarket, food and wine, household, music, video and books, games, toys and stationery, outdoor and sports, pet care, and digital and electronics products. A substantial majority of such products and services are offered by third-party merchants through our online shopping platform which functions as a marketplace for such third parties. We also directly sell from our own inventory a small portion of the products and services on our online shopping platform. Some of products offered on our online shopping platform may be defectively designed or manufactured.

In addition to acting as a marketplace for merchants, we also source a small portion of products in our inventory from third-party suppliers. Third-party sellers on our online marketplace are separately responsible for sourcing the products they sell on our website. Although we have adopted measures to verify the authenticity and authorization of products sold on our website and avoid potential infringement of third-party intellectual property rights in the course of sourcing and selling products, we may not always be successful.

In the event that counterfeit, unauthorized or infringing products are sold on our website, or infringing content is posted on our website, we could face claims that we should be held liable. Irrespective of the validity of such claims, we could incur significant cost and effort in either defending against or settling such claims. If there is a successful claim against us, we might be required to pay substantial damages or refrain from further sale of the relevant products. Potential liability under Hong Kong law if we negligently participated or assisted in infringement activities associated with counterfeit goods includes injunctions to cease infringing activities, rectification, compensation, administrative penalties and even criminal liability. Moreover, such third-party claims or administrative penalties could result in negative publicity, and our reputation could be severely damaged. Any of these events could have a material and adverse effect on our business, prospects, results of operations or financial condition.

Our results of operations may be subject to seasonal fluctuations.

We may experience seasonality in our online shopping business similar to other retail businesses in Hong Kong. For example, sales in the traditional retail industry are significantly higher in the fourth quarter of each calendar year than in the preceding three quarters. Given that our OTT services were launched only in November 2014 and our online shopping mall formally began operations only in February 2015, we are still assessing the significance of any seasonal fluctuations in our business and their impact on our results of operations. Our business, financial conditions and results of operations for future periods may experience seasonal fluctuations.

Risks Relating to the Regulatory, Political and Economic Environment

We are subject to consumer protection laws that could require us to modify our current business practices and incur increased costs.

We are subject to Hong Kong laws and regulations that regulate retailers generally or govern online retailers specifically. If these regulations were to change or if we, suppliers or third-party sellers on our marketplace were to violate them, the costs of certain products or services could increase, or we could be subject to fines or penalties or suffer reputational harm, which could reduce demand for the products or services offered on our website and hurt our business and results of operations. Legal requirements are frequently changed and subject to interpretation, and we are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. We may be required to make significant expenditure or modify our business practices to comply with existing or future laws and regulations, which may increase our costs and materially limit our ability to operate our business.

We may be adversely affected by the complexity, uncertainties and changes in Hong Kong regulation of Internet-related businesses.

We are subject to Hong Kong laws and regulations that regulate the Internet industry. The Internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations. New laws and regulations may be promulgated that will regulate Internet activities, including online retail. If these new laws and regulations are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations at the time they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties which may materially and adversely affect our business, prospectus, results of operations and financial condition.

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

Although the Hong Kong dollar has been linked to the U.S. dollar since 1983, it may not continue to be linked. Any material depreciation of the Hong Kong dollar against the U.S. dollar, Renminbi or other currencies would increase our operating costs, make some of our capital expenditure plans more expensive and adversely affect our profitability. In addition, any depreciation in U.S. dollar or Renminbi against the Hong Kong dollar would reduce the value of our investments in available-for-sale securities and deposits.

Our Chairman and Vice Chairman have significant ownership interests in the Company. They could engage in transactions that could conflict with the interests of our shareholders.

Our Chairman and Vice Chairman each have an indirect ownership interest in our Company through Top Group International Limited, which, as of April 27, 2015, held approximately 42.00% of the Company’s shares, of which 42.12% and 27.06% was owned by our Chairman and Vice Chairman, respectively. Top Group International Limited is a special purpose vehicle incorporated in the British Virgin Islands. Its board of directors consists of Mr. Wong and Mr. Cheung. Mr. Wong and Mr. Cheung have entered into a voting agreement pursuant to which they agreed to vote the 339,814,284 shares held by Top Group International Limited, the 15,236,893 shares held by Mr. Wong individually, and the 50,377,763 shares held by Mr. Cheung individually, collectively as a group. Our Chairman and Vice Chairman could take actions that may not be in the best interests of our other shareholders.

We believe we were a passive foreign investment company for our taxable year ended December 31, 2014, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our American depository shares or ordinary shares.

Based on the market price of our American depository shares, the value of our assets, and the composition of our income and assets, we believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2014. In addition, it is likely one or more of our subsidiaries were also PFICs for such year. A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). In general, the total value of our assets for purposes of the asset test will be determined based on the market price of our American depositary shares and ordinary shares. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our American depositary shares and ordinary shares, our PFIC status will depend in large part on the market price of the American depositary shares and ordinary shares, which may fluctuate significantly. Furthermore, unless our share value increases and/or we invest a substantial amount of our cash and other passive assets in assets that produce active income, there is a significant risk we will be a PFIC for our taxable year ending December 31, 2015. Because we believe we were a PFIC for our taxable year ended December 31, 2014, certain adverse U.S. federal income tax consequences could apply to a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation”) who holds an American depository share or an ordinary share with respect to any “excess distribution” received from us and any gain from a sale or other disposition of the American depositary shares or ordinary shares. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

Risks Relating to Our ADSs

As a foreign private issuer, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that are more lenient than those of a U.S. issuer.

As a foreign private issuer, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic issuers, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents and authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. In addition, the executive compensation disclosure requirements to which we are subject under Form 20-F are less rigorous than those required of U.S. issuers under Form 10-K. Furthermore, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are not large accelerated filers or accelerated filers are required to file their annual report on Form 10-K within 90 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, aimed at preventing issuers from making selective disclosure of material information.

Holders of ADSs must act through the depositary to exercise their rights as shareholders of our Company.

Holders of our ADSs do not have the same rights as our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement for the ADSs. If you are a holder of our ADSs, when a general meeting is convened, you may not receive sufficient notice to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but you might not receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

Except in limited circumstances, the depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, which could adversely affect your interests. Holders of our ordinary shares are not subject to this discretionary proxy.

You may be subject to limitations on the transfer of ADSs.

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

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings, and you may not receive cash dividends or other distributions if it is impractical to make them available to you.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary will not make rights available to you unless either both the rights and any related securities are registered under the Securities Act or the distribution of them to ADS holders is exempted from registration under the Securities Act. We are not obligated to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

The holding, acquisition or exercise of voting control by non-Hong Kong resident ADS holders and shareholders may be restricted if we obtain a free TV license.

The holding, acquisition or exercise of voting control of a free TV license by persons who do not meet certain Hong Kong residency requirements as set out in the Broadcasting Ordinance (“Unqualified Voting Controllers”) is restricted in various ways by the Broadcasting Ordinance. Such restrictions include, but are not limited to, the requirement for prior approval from the CA for the holding, acquisition or exercise of voting control by an Unqualified Voting Controller of more than 2% of a licensee and restrictions on the exercise of “voting control” by such Unqualified Voting Controller. Under the Broadcasting Ordinance, “voting control” means “the control of or the ability to control, whether directly or indirectly, the exercise of the right to vote attaching to one or more voting shares of a licensee.” If we obtain a free TV license, our Company and any Unqualified Voting Controller will be subject to these restrictions. See “Item 4. Information on the Company—B. Business Overview—Regulatory Framework—Domestic Free Television Programme Services—Foreign Ownership Restrictions.”

ITEM 4	INFORMATION ON THE COMPANY

A. History and development of the Company

The legal and commercial name of our Company is Hong Kong Television Network Limited, effective from January 10, 2013 (our Company was formerly known as City Telecom (H.K.) Limited). We were incorporated on May 19, 1992 under the Hong Kong Companies Ordinance and are a limited liability company. Our registered office is located at 13th Floor, Trans Asia Centre, No.18 Kin Hong Street, Kwai Chung, New Territories, Hong Kong, telephone (+852) 3145-6888. Our agent for U.S. federal securities laws purposes is CT Corporation System, 111 Eighth Avenue, New York, NY 10011.

We began offering international telecommunications services in 1992. In 1998, we became the first company in Hong Kong to obtain a PNETS license, which gave us the right to offer international telecommunications services using the International Simple Resale (ISR) method and had a significant positive impact on our international telecommunications revenue. We incorporated HKBN in Hong Kong in 1999 and launched our broadband Internet access services in 2000. In addition, we began providing local VoIP services in 2002, IP-TV services in 2003, and corporate data services in 2004 using our Next Generation Network. In September 2007, we launched “Fibre-To-The-Home” residential broadband, including the “FibreHome100”, “FibreHome200” and “FibreHome1000” services. In December 2009, we achieved the one-million mark for fixed telecommunications network services subscriptions.

In December 2009, we submitted an application to the HKBA to obtain a free TV license. In August 2011, Hong Kong Science and Technology Parks Corporation granted us a parcel of land in Tseung Kwan O Industrial Estate, New Territories to build the Centre, a center for television and multimedia production. The construction of the Centre was suspended following the rejection of our application for a free TV license. Depending on the outcome of the reconsideration of our application by the Chief Executive in Council in light of the results of the judicial review, we may resume the construction of the Centre to support our business development, and upon completion, the Centre would become our headquarters. We have obtained an extension of time for the development of the Centre to February 28, 2017.

In March and April 2012, we entered into the Telecom Group Agreement and the Guangzhou Agreement, respectively, and in May 2012, we completed the very substantial disposal transaction of both the FTNS Business and the IDD Business. Since then, the Multimedia Business has been our principal focus. Our Multimedia Business includes the production, sale and distribution of television drama series and variety and infotainment programs locally and internationally. Our business also includes artiste management services and independent content production.

Beginning in mid-2011, we embarked on a large-scale recruitment process in the multimedia industry, from creative directors to post-production professionals, and we began content production in April 2012. During fiscal 2014, we started the production for a number of drama series, including “End of the Day + 5”, “Sexpedia”, “The Wicked League” and “The Election”. On drama program production, we encourage our Talents to go beyond traditional or mass market drama programs. We have conducted workshops and invited different experts to develop new creative and production ideas and have conducted numerous focus groups by inviting mass market audiences to provide feedback on the first episode of certain drama series. We put the first episode of “Borderline” on YouTube to receive feedback on a larger-scale basis, held workshops to benchmark our creative and production skills, and held workshops with professional consultants for our field production and post-production Talent to enhance their techniques with respect to shooting, lighting and color grading skills when using Hollywood-grade cameras.

Our infotainment and variety programs cover a spectrum of program types, with a variety of subjects and locations, ranging from world class productions, such as “Challenge”, an adventure program, to programs introducing domestic local culture, such as “Secret of Food.” In March 2013, we invited our artistes Mr. Ai Wai, Ms. Lau Yuk Chui and Mr. Chou Tsun Wai to join us and become the first production crew in the world to walk through the entire Hang Son Doong, the world’s biggest cave in central Vietnam, which measures more than seven kilometers in length, 90 meters in width and 200 meters in height. In February 2014, we introduced a new program: a reality show crossover travel diary called “HKTV ‘Working’ Holiday”. The objective of this program is to provide a platform for young people, mostly those born in the 1990s, who are often considered spoiled and dependent, to demonstrate their ability, creativity and determination. The shortlisted candidates are responsible for the entire filming process, from research to script writing to serving as the emcee of luxury travel programs (for example, a program involving a test drive of a Ferrari along Lake Como in Milan and another involving a visit to Arte e Querce to be a truffle hunter with the help of a truffle dog, a journey which became a HK$180,000 treasury hunting adventure).

Upon the disposal of the Telecom Business, the news production operations unit remained with the Company and provided news content to the Telecom Business for their bbTV broadcasting use under a licensing arrangement. The licensing arrangement expired on August 31, 2013. Apart from the above self-produced programs, we also purchased popular and high-quality content from Japan, Korea and Mainland China, including television drama series and cartoons. To adapt to local audiences, we maintain a professional team for dubbing to local language and subtitling as part of the post production process. As of December 31, 2014, we had more than 1,000 episodes of purchased content in our library.

On October 15, 2013, the Chief Executive in Council announced its decision against HKTV’s application for a free TV license which was first made in December 2009. In the light of this decision, in order to ensure its long-term well-being, the Company made redundant about 320 Talents, who started leaving us in phases beginning in October 2013.

On December 20, 2013, we announced our decision to launch our OTT and mobile television services. The intended launch of mobile TV services, however, has been suspended due to a dispute with the CA over the transmission standards the services would use. In April 2014, as a result of this, the Company took steps to reduce the scale of its workforce in the creative and production teams to match its business needs and suspended the filming of new television programs, which has affected approximately 207 Talents mainly from the television content production team.

For the HKTV Mall, we launched our OTT services in November 2014. Subsequent to that, we formally launched the online shopping business on February 2, 2015. To cope with the development and launch of the HKTV Mall, the Company has increased its workforce accordingly.

Some of the key events in our history and development include the following:

•	In December 2009, we submitted an application to the HKBA to obtain a free TV license.

•	In February 2012, we commenced construction of the Centre.

•	In May 2012, we disposed of our FTNS Business and IDD Business.

•	In January 2013, the name of the Company was changed from “City Telecom (H.K.) Limited” to “Hong Kong Television Network Limited.”

•	In October 2013, the Chief Executive in Council announced its decision against HKTV’s application for a free TV license which had been first made in December 2009, a decision we later challenged by judicial review.

•	In December 2013, we, through one of our wholly owned subsidiaries, acquired the Target Company and announced our decision to launch our OTT and mobile television services and our plans to begin distributing our multimedia content through these platforms on or about July 1, 2014, which were subsequently suspended due to an unfavorable reply from the CA as mentioned below.

•	In April 2014, after receiving an unfavorable reply from the CA and after several discussions with the CA regarding the adoption of various transmission standards for mobile TV broadcasting without breaching the Broadcasting Ordinance, we and HKMTV filed an application for leave to apply for judicial review in respect of the decision of the CA that HKTV would not be entitled to commence operations if it adopted the DTMB transmission standard for its proposed mobile television service unless a domestic free/pay television programme service licence was first obtained. The substantive hearing was conducted on November 26 and 27, 2014 and the judgment was reserved to be handed down at a later date.

•	In November 2014, we launched our OTT services in HKTV Mall, making available our self-produced drama series and variety and infotainment programs, as well as purchased drama series and animation, to viewers by live streaming through video on demand.

•	In February 2015, we formally launched our online shopping services in HKTV Mall and, at the same time, made available our video on demand service on a majority of TV set-top boxes in use in Hong Kong.

•	In March 2015, the HKTV app became available on Sony’s PlayStation® 4 game console.

•	In April 2015, the High Court of Hong Kong delivered its judgment in the judicial review filed in October 2013 referred to above, quashing the decision against HKTV’s application for a free TV license and remitting the application to the Chief Executive in Council for reconsideration.

B. Business overview

Principal Activities

The Group principally provides multimedia production and distribution and other multimedia-related services, including the offer of free television programming through its OTT platform, multimedia and drama productions, content distribution, online shopping mall operation and other related services, which we refer to in this annual report as our Multimedia Business. Our Multimedia Business includes the OTT platform and e-commerce online shopping and delivery services which were launched in November 2014 and February 2015 respectively and through which we distribute our multimedia content. See “Recent Developments.” The Multimedia Business generated HK$23.0 million of turnover in fiscal 2014, which mainly represented the income from program content broadcasting and licensing, income received from artiste management functions, income from independent content production and e-commerce related income.

Strategy and Competitive Strengths

Our aim is to provide an enjoyable one-stop shopping experience to Hong Kong people — a simple and hassle-free shopping experience for customers, covering merchant sourcing, order placement, payment collection, same-day or next-day local product delivery, and post-sales customer service. This one-stop shopping experience also brings potential benefits to our merchants, as they can focus more on growing their business and on product development, rather than using their resources to build product distribution networks and handle post-sales services.

Our success in the OTT and online shopping businesses forming part of our Multimedia Business is dependent on two critical factors: developing our own strong logistics team and being able to attract a stable customer base and sufficient visitor traffic. We consider that our success in these aspects of the Multimedia Business will depend on our ability to capitalize on the following key strengths:

•	Strong content library. As a result of the investment we made over the past several years in creative driven production, first-class production facilities and procurement of high-quality multimedia content, we have over 1,000 hours of self-produced drama series, variety and infotainment programs and purchased content in our content library, which gives us an effective means to attract traffic to the HKTV Mall, in particular for its initial launch. We have put these programs into our live streaming and video on demand systems for the public to watch for free on our OTT platform using Internet access on multiple Internet-connected devices, such as smartphones, tablet computers, personal computers, smart TVs, TVs connected to set-top boxes, and game consoles.

•	Wide spectrum of products. We operate an online shopping mall providing retailers and wholesalers a platform to reach the mass market in Hong Kong. As of April 27, 2015, we have more than 350 stores operating in HKTV Mall, with merchants from Hong Kong and overseas, providing products in areas such as fashion, mother and baby, skin care and make up, personal care, medicine and health, supermarket, food and wine, household, music, video and books, games, toys and stationery, outdoor and sports, pet care, and digital and electronics. Substantially all of the products in HKTV Mall are owned by our merchants and sold by them to consumers through HKTV Mall, which helps to minimize for us the risk of holding excessive inventory, which most other retailers face. We intend to continue increasing the number of merchants using HKTV Mall and the number of products sold on our platform. By striving to enrich the variety of our products and services as much as possible, we hope to outpace physical shopping malls in terms of our ability to serve every aspect of a consumer’s life.

•	Substantial registered user base. As of April 24, 2015, we have more than 1.36 million e-mail IDs registered as HKTV Mall members, which enables our merchants to reach a mass audience of customers who they might not currently be able to reach

•	Experienced advertising sales team. We have an established sales team with extensive experience and strong networks in the advertising industry for acquiring advertisement placement and product integration into our self-produced programs.

•	Professional logistics team. We have set up our own logistics center at Kowloon Bay with a logistics, warehousing and delivery team for same-day or next-day delivery of local products. This enables the merchants joining HKTV mall to avoid having to invest in complicated logistics support while still being able to deliver a satisfying shopping experience to their customers.

•	Effective marketing through big data analysis. With the large content library offered to HKTV Mall visitors to watch for free and the wide range of products available for browsing and shopping, we anticipate being able to establish visitors’ viewing, browsing and shopping history and behavior over time. We will collect viewers’ demographic information, advertising viewership patterns, product browsing behavior and their purchase records, all of which will serve as a foundation for “big data” analysis on consumer behavior, which could be instrumental to our advertisers across industries. We expect that this big data analysis will provide useful insight for our merchant-advertisers, for example, showing previously unrecognized patterns of behavior and enabling them to act on this information in a more relevant, timely and targeted way. Enabling merchants to be more responsive to their actual and potential customers may ultimately benefit consumers using our services, who could enjoy a more personalized shopping experience.

Recent Developments

TV licenses and judicial review

The Group’s original business model for free TV services and subsequently for mobile TV services have been suspended as described below:

1.	On free TV services, the Chief Executive in Council announced on October 15, 2013 its decision against HKTV’s application for a free TV license submitted in December 2009. On January 6, 2014, the Company filed an application for leave to apply for judicial review of this decision. The substantive hearing was conducted from August 27 to 29, 2014, and the judgment was reserved to be handed down at a later date. The court’s judgment was handed down on April 24, 2015, quashing the Chief Executive’s denial of our application for a free TV license and directing the government to pay our legal fees and expenses in relation to the judicial review. The application was remitted to the Chief Executive in Council for reconsideration.

2.	On mobile TV services, an unfavorable reply was received from the CA regarding the adoption of certain transmission standards for mobile TV broadcasting. Subsequent discussions with the CA failed to resolve the issue. On April 11, 2014, the Company and HKMTV filed an application for leave to apply for judicial review in respect of the decision of the CA that HKMTV would not be entitled to commence operations if HKMTV adopted the DTMB transmission standard for its proposed mobile television service unless a free TV license was first obtained by HKMTV. The High Court granted us leave to apply for judicial review on May 20, 2014. The substantive hearing was conducted from November 26 to 27, 2014, and the judgment was reserved to be handed down at a later date.

3.	On April 11, 2014, the Company submitted a new application for a free TV license to the CA as the Company does not wish to give up considering the use of other transmission standards for broadcasting purposes. As of April 29, 2015, the application is being processed by the CA.

As a result of the above incidents, the Company has reduced the scale of its workforce in the creative and production teams to match its business needs and has substantially suspended the filming of new television programs, while the workforce for HKTV Mall has expanded in line with the development of that part of our business.

OTT business

On November 19, 2014, we officially announced the launch of our OTT platform on HKTV Mall, an entertainment and one-stop online shopping platform in Hong Kong. This platform can be accessed through various Internet-connected devices, such as smart phones running on Android, iOS and Windows, tablet computers, personal computers, smart TV sets, Android TV boxes and game consoles.

Our OTT platform was launched with the slogan “Always Something New.” Through our OTT platform, our self-produced drama series and variety and infotainment programs are made available for Hong Kong people to watch either by live streaming or through video on demand. To attract more viewers, we add fresh programs, such as self-produced drama series and variety and infotainment programs, a shopping program named “Shopping Hero” and purchased drama series and animation from Japan and Korea, on our OTT platform every day. As part of our program content broadcasting, we earn advertising revenue through six major innovative advertising packages and plans. We also provide a platform for advertisement production and product placement by integration. Since the launch of HKTV Mall, we have aired a wide spectrum of advertisements broadcast through live streaming and video on demand, covering a variety of sectors, including skin care products, jewelry, personal loan and insurance companies, online travel, telecommunications services, online games, food and beverages, electronic appliances, oil and gas, apparel, dental care, and restaurant operations.

During the period under review, we entered into several content licensing arrangements with third parties for international program content distribution. We have brought a majority of our self-produced drama and infotainment programs through video portals or TV stations to overseas audiences, including those in Malaysia, Singapore, Australia and New Zealand.

Online shopping

In addition to our program content, we operate an online shopping platform through HKTV Mall. Our online shopping platform functions as a marketplace where third-party merchants can offer their products to customers and pay us commission on their sales. As of April 27, 2015, it features over 350 stores providing products in categories such as fashion, mother and baby, skin care and make up, personal care, medicine and health, supermarket, food and wine, household, music, video and books, games, toys and stationery, outdoor and sports, pet care, and digital and electronics. Included among the offerings in HKTV Mall are certain Japanese and Korean products, such as fashion, fresh seasonal fruits, cosmetics and skin care products, and local snacks, which are delivered to consumers directly from Japan and Korea. We provide transaction processing and billing services on all orders on our online shopping platform, and we leverage our own logistics team to offer our third-party merchants additional value-added services, such as warehousing and delivery services. We require third-party merchants to meet our standards for authenticity and reliability as we aim to offer consumers the same high-quality customer experience regardless of the source of the products they choose. In addition, we sell a small number of products from our self-owned inventory directly on our online shopping platform. HKTV Mall has its own customer services team to handle consumer inquiries. In order to offer a better user interface and shopping experience, HKTV Mall on December 17, 2014, commenced a trial run of the online shopping and end-to-end delivery services before their formal launch.

HKTV Mall formally launched on February 2, 2015 with the slogan “We Sell Whatever You Can Imagine,” aiming to be a large-scale online shopping mall in Hong Kong. To celebrate the grand opening and encourage the first purchases on our platform, we allocated an over HK$120 million budget to be used to grant HK$100 Mall Dollars to each individual who had registered as a user of our HKTV Mall and had activated his or her account on or before February 15, 2015. These Mall Dollars were valid for dollar-for-dollar online consumption until March 31, 2015, which was subsequently extended to April 5, 2015 due to overwhelming traffic approaching the expiration date. Going forward, we plan to have more marketing and promotional campaigns or TV shopping programs to stimulate recurring purchases in HKTV Mall.

As of April 24, 2015, we had more than 1.36 million email IDs registered as HKTV Mall members who are able to watch our program content by live streaming or video on demand as well as enjoy the online shopping experience provided by HKTV Mall.

Following are some key details of our online shopping operations:

•	Payment. Our online shopping customers pay online at the time they place their orders, using credit cards and/or the Mall Dollars in their HKTV Mall accounts.

•	Customer service and return policy. Providing satisfactory customer service to the users of our online shopping service is a high priority. Our commitment to users of our online shopping service is reflected in the high service levels provided by our Talents as well as in our product return and exchange policies.

We provide 24-7 online chat customer service to the users of our online shopping service. HKTV Mall members can contact our customer service representatives through online chat, ask questions and leave comments and complaints in writing through our website, or send us e-mails.

If a product is returnable and unused, then subject to the return and exchange policy set by the relevant third-party merchant in HKTV Mall, we allow the customer to exchange or return it within seven days after the customer receives the product. After we have received a product that is being returned, we will issue a Mall Dollar refund to the customer’s HKTV Mall account in the amount the customer paid. If a non-returnable product was received by the customer in damaged condition and has not been used, we will allow the customer to return it within seven days after receiving it, and we will issue a Mall Dollar refund as above. We generally pick up at the customer’s address products to be returned.

•	Delivery. We have set up our own logistics center at Kowloon Bay with a logistics, warehousing and delivery team for same-day or next-day delivery of local products. We provide details about the delivery arrangement and the estimated delivery time for each of our online products, whether it is delivered by our logistics team or directly delivered by third-party merchants. Our aim is to deliver a compelling customer experience by fulfilling orders quickly and accurately. To this end, we have built a logistics team comprising couriers and drivers, enabling us to deliver products as quickly as within 24 hours after order placement.

Other

In addition to the above, we continue our business of artiste management services and multimedia content production.

Sales and marketing

To drive the business growth of HKTV Mall and for branding purposes, we use a variety of sales and marketing tools, including the following:

•	“Shopping Hero” shopping program. Since the launch of the OTT platform in November 2014, to stimulate purchases through HKTV Mall, from Monday to Friday we have broadcasted a shopping program called “Shopping Hero” to introduce and demonstrate products offered in HKTV Mall. On an occasional basis, we have used “flash sales” campaigns for certain special promotional offers during the program to drive instant purchases.

•	Festival and seasonal promotional campaigns. We occasionally run special promotional campaigns to drive sales sentiment, such as the HK$100 Mall Dollar campaign for the grand opening of our online shopping mall, Chinese New Year grocery shopping, “Lai See” money spending, Valentine’s Day gifts, and Korean Week, and usually we produce TV commercials for broadcasting on our OTT platform to increase awareness of the promotional offer.

•	Mall Dollar Rebate Programme. To encourage recurring purchases, HKTV mall offers a Mall Dollar Rebate Programme. Upon completion of every purchase (after delivery and expiration of the relevant return period, if any), HKTV Mall customers are entitled to at least a 3% Mall Dollar rebate which can be used for purchases in the next six months.

•	Public events. We hold public events, such as press conferences and shopping mall shows to promote new television series. These events feature discussion of the plot of the television series and behind-the-scenes footage and are attended by our celebrity artistes to attract media coverage. To further drive growth in our online shopping business, we hold seminars and merchant recruitment talks to introduce the HKTV Mall business model, features and strength so as to expand the number of merchants using the platform and the number of products available for sale.

•	Social media network. In addition to traditional marketing events, we make use of certain popular social networking platforms, such as Facebook, YouTube and Instagram, to increase the visibility of HKTV Mall to the general public.

•	Big data analysis. By analyzing the data obtained from the HKTV Mall relating to our viewers’ responses to our programs and advertisements as measured by their watching behavior, and the customers’ interest and purchases of products across various categories, we are building our ability to provide personalized promotional offers and product recommendations, which we expect will add value to the third-party merchants and the brand owners of the products offered in the HKTV Mall by enabling them to conduct more effective marketing for their products.

Research and development activities

As of April 27, 2015, our research and development team in Hong Kong consisted of approximately 27 Talents experienced in systems design, engineering, mobile technology and computer programming. Our research and development team is primarily responsible for assessing and adapting the technology that we expect to deploy in our Multimedia Business, such as through the Internet. In particular, our research and development team has been discussing and evaluating with prospective applications developers various technical solutions available for the deployment and enhancement the OTT and online shopping platform and services. To identify and develop new market opportunities and product advancement, our research and development team evaluates new technology under development in the United States and elsewhere and works closely with our sales and marketing department.

Seasonality

Our operations may be subject to seasonal fluctuations similar to other retail businesses in Hong Kong. Given that our OTT services were launched only in November 2014 and our online shopping mall began operations only in February 2015, we will observe the significance of any seasonal fluctuations in our business and their impact on our results of operations. Over time, we expect to partially offset such fluctuations by launching promotional offers at key points in the year.

Environmental matters

We believe that all of our operations comply in all material respects with applicable environmental laws.

Intellectual property rights

We have registered and applied to register our trademarks with the Trademarks Registry of the Intellectual Property Department in Hong Kong. We maintain copyright in our self-produced television programs.

Regulatory framework

The following is a brief summary of the Hong Kong laws and regulations that currently materially affect our business. This section does not purport to be a comprehensive summary of all present and proposed regulations and legislation relating to the industries in which we operate.

Mobile TV services

To facilitate further development of mobile TV services, the Hong Kong Government announced the “Framework for Development of Broadcast-type Mobile TV Services in Hong Kong” in February 2010 (the “Mobile TV Policy Framework”). The radio spectrum of 678 - 686 MHz (i.e., the Mobile TV Spectrum) was then assigned through auction in June 2010. As disclosed in Item 4B, we obtained the Mobile TV Spectrum upon completion of the Mobile TV Acquisition on December 20, 2013. There are separate regimes for regulating “conveyance” and the “content” of mobile TV services. Establishing and maintaining a distributing network for transmitting local broadcast-type mobile TV services (i.e., conveyance) will require a Unified Carrier License issued under the Telecommunications Ordinance (Chapter 106 of the Laws of Hong Kong). The Telecommunications Ordinance sets out the overall licensing framework for Hong Kong’s telecommunications market. The Telecommunications Regulations (Chapter 106A of the Laws of Hong Kong) and the Telecommunications (Carrier Licences) Regulation (Chapter 106V of the Laws of Hong Kong) set out the prescribed licencss and provide for the license conditions that may be issued under the Telecommunications Ordinance. In issuing a Unified Carrier License for different types of services, the CA may attach additional special conditions which are not inconsistent with the Telecommunications Ordinance and the general conditions. Licensees will also need to comply with the Telecommunications Ordinance (including, among other things, provisions relating to anti-competitive practices, abuse of position, changes in relation to carrier licensees), regulations made under the Telecommunications Ordinance, license conditions or any other instruments which may be issued by the CA under the Telecommunications Ordinance.

The CA issued Unified Carrier License No.041 to our wholly-owned subsidiary, HKMTV, the holder of the Mobile TV Spectrum, on December 20, 2013. Unified Carrier License No. 041 sets out, among other things, the terms and conditions, in connection with the provision of broadcast-type mobile television services.

Anti-competitive conduct in the telecoms industry is currently regulated by the CA through provisions of the Telecommunications Ordinance and conditions imposed under licenses. The key governing competition provisions for the telecommunications sector are Sections 7K, 7L and 7N of the Telecommunications Ordinance, which prohibit anti-competitive conduct, abuse of dominance and discriminatory practices. Mergers and acquisitions of telecommunications carriers in Hong Kong are also subject to the sector-specific merger control rules that are set out in Section 7P of the Telecommunications Ordinance.

In relation to the content, the Broadcasting Ordinance Chapter 562 of the Laws of Hong Kong currently does not regulate television program services for mobile reception (i.e., reception at moving locations not related to any specified premises) in Hong Kong unless the services are not primarily targeting Hong Kong. As such, content delivered by both the streaming-type mobile TV services and the broadcast-type mobile TV services are subject to regulation by general laws.

Pursuant to the Mobile TV Policy Framework, the not-for-profit Communications Association of Hong Kong (“CAHK”) published its Code of Practice for the Provision of Mobile Television Services (“Mobile TV Code of Practice”) in August 2012. The Mobile TV Code of Practice is a voluntary code for the self-regulation of mobile television service providers. The requirements of the Mobile TV Code of Practice supplement the relevant legislation and regulations currently in force and do not absolve any mobile television service providers from complying with all relevant legislation, regulations and license conditions. The Mobile TV Code of Practice covers broadcast-type mobile television services, streaming-type mobile television services and mobile video content, provided free of charge or subject to a fee. Content which is obtained from the Internet, obtained through mobile apps from independent third party and which is readily obtained from the Internet even if it is part of the content of mobile television services provided by mobile television service providers fall outside the scope of the Mobile TV Code of Practice. The CAHK may, in consultation with industry players and other stakeholders including the CA, review and amend the Mobile TV Code of Practice from time to time in order to meet the needs of the industry, to fulfill the needs and expectations of the society and to reflect changes in the market.

Domestic free television program services

We submitted our application for a free TV license to the HKBA in 2009. On October 15, 2013, the Hong Kong Government announced that our application for the license was rejected by the Chief Executive in Council, a decision that we challenged by judicial review. On April 11, 2014, we submitted a new application for a free TV license, which remains under consideration by the CA. On April 24, 2015, the court’s judgment in the judicial review was handed down, quashing the Chief Executive’s denial of our initial application for a free TV license and directing the government to pay our legal fees and expenses in relation to the judicial review. The application was remitted to the Chief Executive in Council for reconsideration. If and when we have been granted a free TV license, we will be regulated by the CA through its executive arm, the Office of the Communications Authority, and our broadcasting operations will be subject to the Broadcasting Ordinance, the Broadcasting (Miscellaneous Provisions) Ordinance (Chapter 391 of the Laws of Hong Kong) and the related subsidiary legislation, regulations, directions, orders, determinations and codes of practice issued by the CA, as well as the license conditions. The Broadcasting Ordinance governs the content and scope of television programming and the licensing of television broadcasters.

Television broadcasting industry

At present, Hong Kong has two licensed domestic free television programme broadcasters, Television Broadcasts Limited and Asia Television Limited (“ATV”), providing free-to-air broadcasting services. In addition, there are three licensed domestic pay-TV broadcasters, namely Hong Kong Cable Television Limited, PCCW Media Limited and TVB Network Vision Limited (formerly known as TVB Pay Vision Limited). On October 15, 2013, the Hong Kong Government announced that the Chief Executive in Council had approved in principle applications for free TV licenses from Fantastic Television Limited and HK Television and Entertainment Company Limited (“HKTVE”), subject to further review and final determination by the Chief Executive in Council of the application at a later stage. On April 1, 2015, the Hong Kong Government announced the Chief Executive in Council’s decision on ATV’s application for renewal of its free TV license and HKTVE’s application for a new free TV license. The Chief Executive in Council decided not to renew ATV’s free TV license. Under the Broadcasting Ordinance, a written notice was required to be served on ATV at least twelve months before expiration of the license on November 10, 2015. In order to comply with the statutory requirement as to the length of notice, ATV will have its license extended to April 1, 2016. As regards HKTVE, the Chief Executive in Council decided to grant a free TV license to HKTVE, and such license will be valid for 12 years, until March 31, 2027, subject to a mid-term review in 2021.

Licensing

It is unlawful to offer any “television programme service” in Hong Kong without an appropriate license. “Television programme service” is broadly defined to mean the provision of television programmes for transmission by telecommunications that are readily accessible to the general public in or outside Hong Kong or to persons in two or more specified premises simultaneously or on demand, whether on a point-to-point or a point-to-multipoint basis (or any combination thereof), having equipment appropriate for receiving that service. The Broadcasting Ordinance exempts certain categories of television programme services from the current licensing regime, including television programme services provided on the service commonly known as the “Internet.” The Broadcasting Ordinance itself, however, does not contain a definition of “Internet.”

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

Generally, a disqualified person who has disclosed its disqualification in its license application may apply for a broadcasting license. The Broadcasting Ordinance provides that the Chief Executive in Council may grant a broadcasting license to a company, including a disqualified person or to a company which has a disqualified person exercising control over it, subject to such conditions as the Chief Executive in Council sees fit.

Foreign ownership restrictions

In addition to the cross-media ownership restrictions outlined above, the Broadcasting Ordinance also imposes restrictions on foreign ownership of a holder of a free TV license. The restrictions do not prohibit the ownership of any voting shares in a free TV licensee but rather take the form of prohibiting the exercise of any voting rights attached to such voting shares.

If we obtain a free TV license, an unqualified voting controller of our Company will be subject to the voting restrictions as set out in Part 3 of Schedule 1 to the Broadcasting Ordinance. An “unqualified voting controller” under the Broadcasting Ordinance refers to a voting controller who is not a qualified voting controller, and a qualified voting controller refers to a voting controller who satisfies the ordinary resident requirement and who, in the case of an individual, has resided in Hong Kong for a period of no less than seven years or in the case of a corporation, whose directors satisfy the Hong Kong residency requirement. According to paragraph 20(1) of Schedule 1 to the Broadcasting Ordinance, no unqualified voting controller may hold, acquire, or exercise or cause or permit to be exercised 2% to 6% or 6% to 10% or more than 10% of the total voting control of a free TV licensee without the prior approval of the CA. If an unqualified voting controller holds more than 10%, in the aggregate, of the total voting control of a licensee without the prior approval in writing of the CA, notwithstanding anything contained in the memorandum or articles of association of the licensee or any provision of the laws of Hong Kong apart from this section, he shall not exercise or cause or permit to be exercised, in relation to any question or matter arising at a general meeting of the licensee, voting rights exceeding, in the aggregate, 10% of the total voting control of the licensee. Paragraph 20(3) of Schedule 1 to the Broadcasting Ordinance provides that the CA may, in respect of any unqualified voting controller who is in contravention of such voting restriction, direct such unqualified voting controller in question to cease any such contravening act. If and when a free TV license is granted to our Company, an unqualified voting controller may need to seek the requisite approval of the CA for exercising its voting power in our Company. Our Company will be required to notify the CA of the unqualified voting controller pursuant to the directions of the CA and paragraphs 22 and 30 of Schedule 1 to the Broadcasting Ordinance.

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

There is no equivalent of a specialized competition appeal board for the television broadcasting industry. A licensee aggrieved by a decision made by the CA, may appeal by way of petition to the Chief Executive in Council.

Program standards, advertising standards and technical standards

In addition to the Broadcasting Ordinance, the Broadcasting (Miscellaneous Provisions) Ordinance and the related subsidiary legislation, regulations, directions, orders and determinations, a television programme service licensee is required to comply with the terms and conditions of its license and the codes of practice issued by the CA, pursuant to section 3 of the Broadcasting Ordinance, which set out generic standards with respect to program, advertising and technical standards applicable to the licensee. The Generic Codes of Practice for Television currently comprises of three sets of standards, i.e., the program standards, the advertising standards and the technical standards. The program standards and the advertising standards apply to the four categories of television programme services licensed under the Broadcasting Ordinance, viz., domestic free television programme services, domestic pay television program services, non-domestic television programme services and other licensable television programme services. The technical standards are applicable to television programme services licensed under the Broadcasting Ordinance except for a service provided to hotel rooms. These codes are reviewed in consultation with the licensees and the general public. The latest program standards were issued in May 2014, the advertising standards were issued in January 2013 and the latest technical standards were issued in October 2012.

Non-compliance by licensee

Non-compliance by a licensee with the Broadcasting Ordinance, any subsidiary legislation made pursuant to it, any of the license conditions or any direction issued by the CA or any of the code of practice, could result in the revocation or suspension of the relevant license. The Broadcasting Ordinance contains a set of provisions setting forth the procedural steps which the CA and the Chief Executive in Council must adhere to prior to revoking or suspending any broadcasting licenses.

Online shopping business

Misleading advertising

The Trade Descriptions (Unfair Trade Practices) (Amendment) Ordinance 2012 (the “Amendment Ordinance”) came into effect on July 19, 2013 and amended the Trade Descriptions Ordinance by prohibiting specified unfair trade practices and strengthening the enforcement mechanism. The Customs and Excise Department is the principal enforcement agency under the Trade Descriptions Ordinance. Concurrent jurisdiction is conferred on the Office of the Communications Authority to enforce the new fair trading sections in relation to the commercial practices of licensees under the Telecommunications Ordinance and the Broadcasting Ordinance that are directly connected with the provision of telecommunications and broadcasting services.

The key amendments include:

•	the expansion of the definition of trade descriptions in relation to goods, as well as the extension of the scope to cover services;

•	the creation of new criminal offenses on unfair trade practices, namely misleading omissions, aggressive commercial practices, bait advertising, bait-and-switch and wrongly accepting payment;

•	the introduction of a compliance-based mechanism under which civil enforcement options, namely the acceptance of an undertaking from traders and the seeking of an injunction from a court where necessary, can be drawn on to promote compliance with the new fair trading sections introduced by the Amendment Ordinance; and

•	the creation of a new private right of action for damages to facilitate consumer redress.

On July 15, 2013, the Customs and Excise Department and the Office of the Communications Authority published the Enforcement Guidelines for the Amendment Ordinance to state the manner in which they will exercise their enforcement powers and provide guidance on the operation of the new legislative provisions.

Data privacy

The Personal Data (Privacy) Ordinance (“PDPO”) governs our collection and use of the personal data we collect from our customers and users of our HKTV Mall service.

The PDPO regulates all aspects of personal data processing. The PDPO defines “personal data” very broadly to include any data relating directly or indirectly to a living individual from which it is practicable for the identity of the individual to be directly or indirectly ascertained. A “data user” is defined as the person who, either alone or jointly or in common with other persons, controls the collection, holding, processing or use of the personal data. A “data subject” is the individual who is the subject of the personal data.

Personal data can only be processed or used by us for the purposes notified to the data subject on or before the collection of the data and any directly related purpose. Data subjects must consent to any new or additional purpose.

We are required under the PDPO to obtain data subjects’ consent to the processing of personal data for direct marketing purposes. Such consent must describe the kinds of personal data we will be using for direct marketing purposes and the classes of goods or services that will be marketed.

Contracts for the sale of goods

The Sale of Goods Ordinance (the “SGO”) applies to all contracts for the sale of goods. A contract for the sale of goods is made when the seller transfers or agrees to transfer the property in goods to the buyer for a price.

The SGO provides that goods for sale must:

•	be sold under terms that include an implied condition that the seller has the right to sell the goods or will have the right to sell goods when the property is to pass (section 14 of the SGO);

•	be of merchantable (that is, satisfactory) quality. Goods must meet the standard that a reasonable person would regard as satisfactory, taking account of any description of the goods, the price and all other relevant circumstances. The quality of goods includes their appearance and finish, their safety and their durability. Goods must be free from defects, even minor ones, except where these defects have been brought to the consumer’s attention by the seller (section 16 of the SGO);

•	be fit for their purposes (section 16 of the SGO);

•	be as described on the package or a display sign, or by the seller (section 15 of the SGO); and

•	correspond with any sample (section 17 of the SGO).

If sellers fail to meet any one of the above conditions, they are in breach of contract. Under these circumstances, consumers are entitled to reject the goods and demand a full refund.

We will be bound by the provisions of the SGO where we are the seller of products. The SGO will not apply to our activities as an intermediary where we are acting as a marketplace for the sale of goods offered by third-party merchants only.

Contracts for the supply of services

The Supply of Services (Implied Terms) Ordinance (the “SSO”), provides that in the absence of provisions in the contract for services, services should be carried out (i) with reasonable care and skill (which generally means the services must meet the standard that a reasonable person would regard as satisfactory) (section 5 of the SSO), (ii) the services should be performed within a reasonable time if the time of performance has not been fixed by the contract (section 6 of the SSO); and (iii) a reasonable charge should be paid if the charge has not been fixed by the contract (section 7 of the SSO).

If we fail to meet any one of the above conditions, we would be “in breach of contract”. Under these circumstances, consumers would be entitled to seek compensation from us.

Section 8(1) of the SSO provides that as against a party to a contract for the supply of a service who deals as a consumer, the other party (the service supplier) cannot, by reference to any contract term, exclude or restrict any liability of his arising under the contract by virtue of this Ordinance. In other words, we cannot impose a contract term that excludes or restricts our liability on breach of contract.

We will be bound by the provisions of the SSO where we are the provider of services. The SSO will not apply to our activities as an intermediary where we are acting as a marketplace for the sale of services offered by third-party merchants only.

Unconscionable contracts for the sale of good or supply of services

The Unconscionable Contracts Ordinance (the “UCO”) applies to a contract for the sale of goods or supply of services in which one of the contracting parties is dealing as a consumer. If the Court finds that the contract or any part of it was unconscionable (that is, unfair or not sensible) in circumstances relating to the contract at the time when it was made, the Court would have the jurisdiction under section 5 of the UCO to refuse to enforce the contract, or to enforce the remainder of the contract without the unconscionable part, or to limit the application of, or to revise or alter, any unconscionable part so as to avoid any unconscionable result.

Misrepresentation

A person who makes a false statement of fact that induces another person to enter into a contract is guilty of making a misrepresentation. The three prerequisites for misrepresentation are:(i) someone has given a statement of fact,(ii) that statement is wrong, and (iii) that false statement induced the innocent party to enter into the contract.

The Misrepresentation Ordinance allows an innocent party to apply to court to cancel the contract and restore the parties to where they were before the contract was made and to claim compensation.

Limitations on liability

The Control of Exemption Clauses Ordinance (“CECO”) subjects any attempt by us to exclude our liability for financial loss or damage to property during the course of the provision of our services to the test of “reasonableness”. The reasonableness test is satisfied if the court concludes that the relevant exemption clause was fair and reasonable having regard to the circumstances which were, or ought reasonably to have been, known to or in the contemplation of the parties when the agreement was made (section 3(1) CECO).

Under CECO, we cannot exclude or restrict our liability in relation to goods we have sold in respect of the following areas:

•	liability arising from the death or personal injury caused by negligence;

•	goods proving defective while in consumer use (section 10(1)(a));

•	negligence in the distribution of goods for private use or consumption (section 10(1)(b)); and

•	liability for breach of the obligations arising under the implied undertakings in the SGO.

We will be bound by the provisions of CECO where we are the provider of goods and services. CECO will not apply to our activities as an intermediary where HKTV Mall is serving only as a marketplace for the sale of goods or services offered by third party merchants only.

Product safety

The Consumer Goods Safety Ordinance (the “CGSO”) and the Toys and Children’s Products Safety Ordinance (the “TCPS”) impose a statutory duty on manufacturers, importers and suppliers of consumer goods, toys and children’s products to ensure that the goods and products are reasonably safe. The CGSO also imposes controls on the advertising of consumer goods.

The CGSO does not prescribe any mandatory safety tests to be carried out on products before they are offered for sale. Suppliers are, however, encouraged to have their consumer goods tested by an approved laboratory to determine whether they are reasonably safe.

Under the TCPS, all toys manufactured, imported or supplied for consumption in Hong Kong must comply with one of three sets of safety standards for toys, while children’s products must comply with the corresponding standards set out in a schedule to the Ordinance. Toys with no relevant ISO 8124/IEC 62115, EN 71 (BS EN 71) or ASTM F963 standards and children’s products with no relevant standard requirements must comply with the ordinance’s general safety requirements, which imposes a duty on manufacturers, importers and suppliers to ensure that their products are reasonably safe.

As with the SGO, we will be bound by the provisions of the CGSO and TCPS where we are the seller of consumer products. Neither the CGSO nor the TCPS will apply to our activities as an intermediary where HKTV Mall is serving only as a marketplace for the sale of goods offered by third-party merchants.

Pharmaceutical safety

Under the Pharmacy and Poisons Ordinance, there are two kinds of medicine retailers: Listed Sellers of Poisons and Authorized Sellers of Poisons.

A Listed Seller of Poisons is only allowed to sell category 3 medicines, as set out in the Ordinance. Medicines in this category can be sold in pharmacies or medicine stores without resident pharmacists. Examples include drugs for the common cold, antipyretics, painkillers and those used to treat or alleviate minor illnesses.

An Authorized Seller of Poisons is authorized to sell all 3 categories of medicine under specific conditions. The Ordinance requires that medicines in categories 1 and 2 must be sold under the supervision of registered pharmacists at the premises of the Authorized Seller of Poisons.

Copyright infringement

Copyright is infringed by any person who, not being the owner of the copyright or his licensee, engages in any of the acts restricted by the Copyright Ordinance in Hong Kong. Under the Copyright Ordinance, an online service provider (“OSP”) such as HKTV Mall may be liable for copyright infringement if it “authorizes” another party to engage in an act restricted by copyright. Once an OSP becomes aware (or ought reasonably to have become aware) that its platform is being used for infringing activities, it must take prompt action to bring the infringing activity to an end.

The Copyright (Amendment) Bill 2014 was introduced in the Legislative Council on June 13, 2014 but has not yet been passed. The 2014 Bill would introduce safe harbor provisions which would have the effect of limiting, subject to conditions, our liability as an OSP for copyright infringement caused by third parties on our service platform.

Online transactions

The Electronic Transactions Ordinance provides the legal framework for the recognition of electronic records and signatures, giving them the same legal status as their paper counterparts. It has also established a Voluntary Certification Authority Recognition Scheme for certification authorities to enhance public confidence in electronic transactions.

Employment

All our employees are employed in Hong Kong, and we are subject to the Hong Kong Employment Ordinance (the “EO”). The EO is the main employment legislation in Hong Kong, providing for certain minimum benefits and protections, including:

•	paid annual leave;

•	paid sick leave;

•	paid maternity leave; and

•	compensation payments in certain cases of severance, unfair dismissal or termination after long service.

Subject to limited exceptions, the EO applies to all employees working in Hong Kong, regardless of their nationality. Observing the terms of the EO is generally considered to be mandatory, although it is not specifically expressed to be an overriding statute.

Other mandatory laws that are likely to apply to the employment relationship with our employees include the following:

•	The PDPO. This ordinance regulates an employer’s collection or surveillance, use and disclosure of an employee’s personal data (including personal data contained in e-mails and phone calls).

•	Mandatory Provident Fund Schemes Ordinance. Subject to limited exceptions, this ordinance requires employers in Hong Kong to enroll employees in a Mandatory Provident Fund Scheme (that is, a retirement scheme), to which the employer and employee must make certain contributions. Foreign nationals are exempt if they are posted in Hong Kong to work for a period not exceeding 13 months or belong to a retirement scheme outside of Hong Kong. In certain cases, a Hong Kong national working outside of Hong Kong may still be subject to this ordinance if the employment has sufficient connection with Hong Kong.

•	Occupational Safety and Health Ordinance. This ordinance imposes a duty on all employers, as far as is reasonably practical, to ensure the safety and health in the workplace of its employees. The Occupational Safety and Health Ordinance covers most industrial and non-industrial workplaces in Hong Kong.

•	Employees’ Compensation Ordinance. If an employee suffers injury arising out of and in the course of employment in Hong Kong (or overseas, if the travel is authorized by the employer), the employer is usually liable to compensate the employee under the Employees’ Compensation Ordinance. Eligible family members of an employee killed in an accident at work may also be entitled to compensation. If an employer carries on business in Hong Kong, its employees are protected under the ordinance. (To be covered, an employee can work outside Hong Kong but his employment contract must have been entered into in Hong Kong.) All employers are required to maintain valid employees’ compensation insurance policies to cover their liabilities under the ordinance and at common law.

•	Companies Ordinance. The Companies Ordinance protects employees of a Hong Kong company (including a Hong Kong subsidiary of a foreign company) in relation to wages and other entitlements if the company is wound up. Under the Companies Ordinance, the employees become preferential creditors in the winding-up.

•	Sex Discrimination Ordinance, Disability Discrimination Ordinance, Family Status Discrimination Ordinance and Race Discrimination Ordinance. All four of these ordinances legislate against various forms of discrimination.

•	Basic Law and the Hong Kong Bill of Rights Ordinance. This legislation safeguards certain rights of individuals, although both of these have limited application in the context of employment law.

•	Labour Tribunal Ordinance. This ordinance empowers the Labour Tribunal to hear and resolve disputes relating to employment contracts as well as alleged breaches of the Employment Ordinance. It potentially covers disputes involving foreign nationals or Hong Kong residents working abroad.

•	Prevention of Bribery Ordinance (POBO). The POBO provides for offenses where an employee accepts or solicits advantages from third parties (for example, an employee who receives an inducement from a supplier of goods in return for placing orders with that supplier) or who offers advantages to public servants or in connection with contracts with public bodies. In some cases, employees may also be subject to anti-corruption legislation in other jurisdictions.

Other laws and regulations affecting our business

Competition

Hong Kong’s first cross-sector competition legislation, the Competition Ordinance (Chapter 619 of the Laws of Hong Kong), was enacted on June 14, 2012 and has been implemented in phases since January 18, 2013.

The main features of the Competition Ordinance are to: (i) prohibit restrictive agreements and concerted practices; (ii) prohibit the abuse of a substantial degree of market power; (iii) prohibit anti-competitive mergers in the telecommunications sector; (iv) establish a Competition Commission and a Competition Tribunal; and (v) provide for incidental and connected matters.

The two sector-specific competition regimes that apply to the telecommunications and broadcasting sectors under the Telecommunications Ordinance and the Broadcasting Ordinance will be replaced upon implementation of the Competition Ordinance in phases.

Pursuant to the Competition Ordinance, both the CA and the Competition Commission are competent regulators and have concurrent jurisdiction on competition matters relating to telecommunications and broadcasting. The Competition Ordinance also provides a mechanism whereby such telecommunications and broadcasting related competition matters may be transferred between the CA and the Competition Commission. It is envisaged that in addition to the various codes and guidelines on competition related matters issued by the CA, new guidelines will be issued by the Competition Commission on the interpretation of the conduct rules. the CA and the Competition Commission will enter into a Memorandum of Understanding to provide more clarity on the operation of the competition regime in the telecommunications and broadcasting sectors.

C. Organizational structure

The following chart sets forth our principal subsidiaries as of April 29, 2015:

The jurisdiction of incorporation and our ownership percentage of each these subsidiaries as of April 29, 2015 were as follows:

Name	Jurisdiction of incorporation	Percentage of interest held by HKTV
		Direct	Indirect
Attitude Holdings Limited	British Virgin Islands	—	100%
Best Intellect Limited	British Virgin Islands	100%	—
City Telecom (H.K.) Limited	Hong Kong	—	100%
Cosmo True Limited	British Virgin Islands	100%	—
Excel Billion Profits Limited	Hong Kong	—	100%
Golden Trinity Holdings Limited	British Virgin Islands	100%	—
HKTV Japan Company Limited	Japan	—	100%
Hong Kong Broadband Digital TV Limited	Hong Kong	—	100%
Hong Kong Broadband Television Company Limited	Hong Kong	—	100%
Hong Kong Media Production Company Limited	Hong Kong	—	100%
Hong Kong Mobile Television Network Limited	Hong Kong	—	100%
Hong Kong Mobile Television (Leasing) Limited	Hong Kong	—	100%
Hong Kong Music Network Limited	Hong Kong	—	100%
Hong Kong TV Shopping Network Company Limited	Hong Kong	—	100%
Leader Artiste Management Company Limited	Hong Kong	—	100%
Multi Talent Enterprise Limited	British Virgin Islands	100%	—
Talent Ascent Limited	British Virgin Islands	100%	—

D. Property, plant and equipment

As of December 31, 2014, we owned premises with an aggregate area of 51,000 square feet, all of which were in Hong Kong, for our own use. We also had an aggregate of 126,000 square feet of investment properties for rental income or capital appreciation. In addition, we leased office and warehouse properties in Hong Kong.

During fiscal 2014, we invested HK$68.7 million on capital expenditure mainly for the set-up of the HKTV Mall, including computer system for OTT and online shopping platform, motor vehicles and equipment for logistics function, etc.

ITEM 4A	UNRESOLVED STAFF COMMENTS

None

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion together with the rest of this annual report, including the consolidated financial statements and related notes included elsewhere in this annual report. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Such statements are based upon current expectations that involve risks and uncertainties. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. For example, the words “believes,” “anticipates,” “plans,” “expects,” “intends” and similar expressions are intended to identify forward-looking statements. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that might cause such a discrepancy include, but are not limited to, those discussed in Item 3 “Risk Factors” above and “Liquidity and Capital Resources” below. All forward-looking statements in this annual report are based on information available to us as of the date of this annual report and we assume no obligation to update any such forward-looking statements.

Pursuant to a resolution of the Board dated August 29, 2014, the Company’s financial year end date has been changed from August 31 to December 31 in order to unify the financial year end dates of the Company and its subsidiaries and align with the business cycle of the Group’s potential customers in the e-commerce retail industry and the multimedia advertising industry. As a result of this change, the Company’s fiscal 2014 results include consolidated financial statements for the sixteen months ended December 31, 2014, with comparative figures for the twelve months ended August 31, 2013 and August 31, 2012 for fiscal 2013 and 2012, respectively, and the fiscal 2014 results are accordingly not fully comparable to the prior fiscal year results. For further information, see Note 1 to the consolidated financial statements included elsewhere in this annual report.

A. Operating results

Overview

Prior to May 2012, we principally engaged in providing residential and corporate fixed telecommunications network service and international telecommunications services in Hong Kong and in Canada. We derived our revenue from two business segments: the FTNS Business and the IDD Business. In March and April 2012, we entered into the Telecom Group Agreement and the Guangzhou Agreement and in May 2012, we disposed of the entire FTNS Business and IDD Business. Since then, the Multimedia Business has become our principal focus. The Multimedia Business includes the production, sale and distribution of television drama series, variety and infotainment programs locally and internationally, and the online shopping business. It also includes artiste management services and multimedia content production. The operating results of the disposed Telecom Business and the Multimedia Business have been presented, as discontinued operations and continuing operations, respectively, in our consolidated financial statements.

Factors affecting our results of continuing operations

Our turnover

In fiscal 2014, our turnover represented income from program content broadcasting and licensing, income from our artiste management functions, income from independent content production, and e-commerce related income.

Our operating expenses

Our operating expenses consist of cost of sales and other operating expenses.

•	Cost of sales. Cost of sales refers to programme costs charged to profit and loss over the showing period and talent costs and other production costs which are directly attributable to the turnover generated from the licensing of program rights, program production and the provision of artiste management services.

•	Other operating expenses. Other operating expenses mainly consist of salaries and related costs for Talents which are not capitalized as programme costs, costs relating to our e-commerce operations, costs of corporate functions, uncapitalized depreciation of fixed assets, amortization of intangible assets, advertising and marketing expenses, write-offs of artiste prepayment, provision for committed artiste payment, auditors’ remuneration and operating lease charges in respect of land and buildings.

Critical accounting policies

Our significant accounting policies are more fully described in note 1 to our consolidated financial statements included elsewhere in this annual report.

The preparation of our consolidated financial statements in conformity with IFRS requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses and the disclosure of contingent assets and liabilities. We continually evaluate our estimates and judgments, including those related to fixed assets, intangible assets, programme costs, investment properties, available-for-sale securities and deferred taxes. We base our estimates and judgments on historical experience and on various other factors we believe to be reasonable under the circumstances. This forms the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates as facts, circumstances and conditions change. The estimates and underlying assumptions are reviewed on an ongoing basis. Changes to accounting estimates are recognized in the period in which the estimate is changed if the change affects only that period or in the period of the change and future periods if the change affects both current and future periods.

The following are the most significant accounting estimates and judgments we apply in preparing our consolidated financial statements.

Useful lives of fixed assets

We estimate the useful lives of fixed assets in order to determine the amount of depreciation expense to be recorded. The useful life of an asset is estimated at the time the asset is acquired based on historical experience, the expected usage, and wear and tear of the asset, as well as technical obsolescence arising from changes in market demand or service output of the asset. Changes in technology or industry conditions may cause the estimated period of use or the value of these assets to change. We perform periodic reviews to confirm the appropriateness of estimated economic useful lives for each class of fixed assets. For fiscal 2012, fiscal 2013 and fiscal 2014, there were no changes in the useful lives of our fixed assets.

Intangible assets

Upon the completion of the disposal of the Telecom Business in May 2012 and as part of the consideration received from the disposal, we were granted the indefeasible right of use of the telecommunications capacity of the Telecom Business for a term of 20 years and the right to use the telecommunications services from the Telecom Business for a term of 10 years. The fair value of these intangible assets as of the completion date of the disposal was determined with reference to comparable market transactions.

During fiscal 2014, we acquired a wholly-owned subsidiary and recorded an intangible asset relating to our acquisition of Mobile TV Spectrum for the provision of broadcast-type mobile television services for a period of about 12 years.

Intangible assets acquired by us are stated at cost less accumulated amortization (where the estimated useful life is finite) and impairment losses.

Amortization of intangible assets with finite useful lives is charged to profit or loss on a straight-line basis over the assets’ estimated useful lives.

Both the period and method of amortization are reviewed annually.

Impairment of assets

Under IFRS, if a triggering event occurs indicating that the carrying amount of an asset may not be recoverable, a new assessment of the carrying amount of that asset is required. Triggering events include significant adverse changes in the market value of an asset, changes in the business or regulatory environment, or certain legal events. The interpretation of such events requires judgment from the management with respect to whether such an event has occurred and whether management considers that reassessment of the carrying value of the asset is required. If an event occurs that could affect the carrying value of the asset and management does not identify it as a triggering event and identify the asset as impaired, future operations could be adversely affected if this asset is subsequently written off or sold for less than its carrying value due to sudden downturns in the business environment.

Upon the occurrence of triggering events, the carrying amounts of fixed assets are reviewed to assess whether their recoverable amounts have declined below their carrying amounts. Under IFRS, the recoverable amount is the greater of its fair value less costs of sales and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the assets. Where the asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets (such smallest identifiable groups being referred to as a cash-generating unit or “CGU”). Where the recoverable amount of fixed and other long-lived assets is less than their carrying value, an impairment loss is recognized to write down the assets to their recoverable amount, which is based on the fair value less costs to sell or value in use.

Estimation of cash flows arising from future use of the asset requires careful analysis regarding what we expect to recover from its future use. This includes consideration of our target market share and viewership, market competition, future changes to our cost structure and technological change. In addition, the residual value of the asset on disposal requires judgment, as the estimated fair value of the asset at the time of disposal could change in response to market conditions and changes in expected use of the asset prior to disposal. Changes in the estimate of cash flows arising from expected future use of the asset or its residual value on disposal — based on changes in market conditions, changes in the use of assets, changes to our management plans, and foreseeable technological changes or otherwise — could significantly change the calculation of the fair value or recoverable amount of the asset and the resulting impairment loss. This in turn could significantly affect our results of operations.

Our Multimedia Business comprises two CGUs, namely our “Media” CGU, which includes the multimedia, drama production and content distribution business, and our “E-commerce” CGU, which includes our online shopping business. During fiscal 2014, we recognized impairment loss on fixed assets, intangible assets and programme costs and wrote off certain construction in progress with an aggregated amount of HK$32.0 million. We have identified indications of impairment of our Media CGU assets, primarily as a result of the uncertainty related to the legal and technical feasibility in the provision of mobile television services. The recoverable amounts of these assets, which include primarily programme costs, certain fixed assets and intangible assets, were assessed based on their value-in-use at the Media CGU level as well as our Multimedia Business as a whole and were determined by discounting the estimated cash flows to be generated from the use of these assets at pre-tax discount rates of 13.40% at the Media CGU level and 15.25% at the overall Multimedia Business level. Key assumptions used in the estimation of value in use included discount rate, projected revenue of the Media CGU and projected revenue of our E-commerce CGU.

Any change in the assumptions adopted in the cash flow forecasts would significantly affect our impairment testing and hence our results of operations.

Fair value measurement of investment properties

Investment properties are stated at fair value. Any gain or loss arising from the change in fair value or from the retirement or disposal of an investment property is recognized in profit or loss.

Valuations of investment properties are carried out by an independent firm of surveyors. The fair value of our investment properties are determined by using the direct comparison approach by reference to recent sales prices of comparable properties.

Fair value measurement of available-for-sale securities

Our investments in debt and equity securities are classified as available-for-sale securities, which are initially stated at fair value, which is their transaction price unless it is determined that the fair value at initial recognition differs from the transaction price and that fair value is evidenced by a quoted price in an active market for an identical asset or liability or based on a valuation technique that uses only data from observable markets.

At the balance sheet date, the fair value is remeasured, with any resultant gain or loss being recognized in other comprehensive income and accumulated separately in equity in the fair value reserve. When the investments are derecognized or impaired, the cumulative gain or loss recognized in equity is reclassified to profit or loss.

The fair value of available-for-sale securities are based on quoted market prices for identical financial instruments at the balance sheet date.

Programme costs

Programme costs are stated at cost less amounts expensed and any provision considered necessary by management. Programme costs are charged to profit or loss based on the broadcasting schedule of the related program reflecting the pattern of consumption of their economic benefits.

- Self-produced programs

Self-produced programs consist primarily of drama, infotainment and variety programs. The cost of self-produced programs comprises direct production costs and an appropriate proportion of production overheads.

- Purchased programs

Purchased programs consist of film rights acquired for showing on our television platforms. Cost of purchased programs comprises cost of purchase, cost of conversion and an appropriate proportion of production overheads.

Deferred taxation

We recognized deferred tax assets for all deductible temporary differences and operating loss carry-forwards to the extent it is probable that future taxable profits will be available against which the assets can be utilized. The recognition of deferred tax assets requires judgment regarding the results of future operations, including the assumption that there will be sufficient future operations to allow us to utilize the related deferred tax assets. Our management projects future taxable income by considering all available information, including projected future taxable profit by taking into consideration the effect of our capital expenditure and other plans (such as the technological changes and future market trends), tax planning strategies, historical taxable incomes, and the expiration period of the unused tax loss carry-forwards of the Company and each of its subsidiaries.

As of August 31, 2013 and December 31, 2014, we had not recognized deferred tax assets in respect of unused tax losses of HK$204.9 million and HK$566.0 million respectively, because it was not probable that future taxable profits could be generated to utilize the tax losses. All tax losses are subject to agreement with local tax authorities. Any changes in the estimate of future operations could change the recognition of our deferred tax assets, which could significantly affect our results of operations.

Operating Results

The following table sets forth, for the years indicated, a summary of our results of operations.

	Twelve months ended August 31, 2012 (Fiscal 2012)	Twelve months ended August 31, 2013 (Fiscal 2013)	Twelve months ended August 31, 2014	Four months ended December 31, 2014	Sixteen months ended December 31, 2014 (Fiscal 2014)	Sixteen months ended December 31, 2014 (Fiscal 2014)
	HK$	HK$	HK$	HK$	HK$	US$
			(in thousands)
Continuing operations:
Turnover	3,762	7,802	1,391	21,636	23,027	2,970
Cost of sales	(6,006)	(15,706)	(560)	(27,207)	(27,767)	(3,581)
Valuation gains on investment properties	18,200	43,400	1,800	2,100	3,900	503
Other operating expenses	(104,960)	(201,514)	(245,581)	(98,218)	(343,799)	(44,344)
Other income/(loss), net	19,920	128,909	117,702	29,907	147,609	19,038
Finance costs, net	(2,455)	(4,860)	(5,751)	(2,016)	(7,767)	(1,002)
Impairment losses/ write off of assets	—	—	(32,000)	—	(32,000)	(4,127)

Loss before taxation	(71,539)	(41,969)	(162,999)	(73,798)	(236,797)	(30,543)
Income tax (expenses)/credit	(2,281)	1,659	(145)	(60)	(205)	(26)

Loss from continuing operations	(73,820)	(40,310)	(163,144)	(73,858)	(237,002)	(30,569)

Discontinued operations:
Profit from discontinued operations (net of tax)	3,771,694	—	—	—	—	—

(Loss)/profit for the period	3,697,874	(40,310)	(163,144)	(73,858)	(237,002)	(30,569)

Note:

(1)	Following the disposal of our Telecom Business in May 2012, the Telecom Business was reclassified as discontinued operations for fiscal 2012.

Fiscal 2014 Compared to Fiscal 2013

The following discussion compares fiscal 2013 (the twelve months ended August 31, 2013) with fiscal 2014 (the sixteen months ended December 31, 2014). For a comparison of fiscal 2013 results with results for the unaudited twelve months ended August 31, 2014, see “Management’s Discussion and Analysis” set forth in the Company’s Second Interim Report of 2014, which the Company furnished on a Form 6-K dated October 28, 2014.

Turnover. We recorded turnover of HK$23.0 million in fiscal 2014, as compared to HK$7.8 million in fiscal 2013, primarily comprising program content broadcasting and licensing, content production, provision of artiste management services and e-commerce related income. The increase of HK$15.2 million was mainly due to an increase in program content broadcasting and in licensing income as a result of our launch of HKTV Mall on November 19, 2014, all of which was partially offset by the expiration of the news content license agreement on September 1, 2013 in relation to our discontinued operations. Of the HK$23.0 million of turnover in fiscal 2014, we recorded HK$21.6 million during the four months ended December 31, 2014 and HK$1.4 million during the twelve months ended August 31, 2014.

Cost of sales. We recorded cost of sales of HK$27.8 million for fiscal 2014 (all but HK$0.6 million of which arose in the four months ended December 31, 2014), as compared to HK$15.7 million for fiscal 2013. In both periods, our cost of sales mainly comprised programme costs charged to profit and loss over the showing period, talent, and other production costs for content production for third-party customers. The increase of HK$12.1 million was mainly due to the showing of program content during the period net of the decrease due to the expiration of the license agreement on September 1, 2013 for the distribution of news content.

Valuation gains on investment properties. Valuation gains on investment properties were HK$3.9 million in fiscal 2014 as compared to HK$43.4 million in fiscal 2013, based on the valuation carried out by an independent firm of surveyors.

Other operating expenses. We recorded operating expenses of HK$343.8 million in fiscal 2014 as compared to HK$201.5 million in fiscal 2013, representing an increase of HK$142.3 million. This increase was mainly driven by the following:

•	Uncapitalized talent costs increased by HK$62.2 million as a result of an additional four months of expenses, amounting to HK$40.7 million, incurred for the current period, as well as an increase in the size of our workforce to scale up our HKTV Mall operations and a reduction in capitalization due to our slowdown and suspension of program production, all of which were partially offset by the savings in salary and compensation and other talent costs resulting from the redundancies we made in October 2013 and April 2014.

•	Amortization of intangible assets and uncapitalized depreciation of fixed assets increased by HK$19.7 million and HK$15.3 million, respectively in fiscal 2014, due to the additional four months of expenses, amounting to HK$11.0 million and HK$9.7 million, respectively; the additional amortization arose from the Mobile TV Spectrum obtained through our acquisition of HKMTV, and the increase in uncapitalized depreciation was a result of our slowdown and suspension of program production.

•	An increase in write-offs of artiste prepayments and provision for committed artiste payments, together totaling HK$17.5 million, due to under-utilization during the period, and a provision made for onerous commitments which we did not expect to be utilized because of our slowdown and suspension of program production.

Set forth below is a table summarizing the details of our other operating expenses in fiscal 2013 and 2014:

	Twelve months ended August 31, 2013 (Fiscal 2013)	Twelve months ended August 31, 2014	Four months ended December 31, 2014	Sixteen months ended December 31, 2014 (Fiscal 2014)	Sixteen months ended December 31, 2014 (Fiscal 2014)
	HK$	HK$	HK$	HK$	US$
		(in thousands)
Talent costs	84,303	105,814	40,688	146,502	18,896
Advertising and marketing expenses	8,595	839	9,231	10,070	1,299
Depreciation	19,107	24,690	9,680	34,370	4,433
Amortization of intangible assets	20,360	29,075	10,992	40,067	5,168
Write off/provision of artiste prepayment	16,852	24,975	3,353	28,328	3,654
Provision for committed artiste payment	—	10,863	(4,860)	6,003	774
Others	52,297	49,325	29,134	78,459	10,120

Other operating expenses	201,514	245,581	98,218	343,799	44,344

Other income, net. We recorded other income, net, of HK$147.6 million in fiscal 2014, as compared to HK$128.9 million in fiscal 2013. The increase of HK$18.7 million was mainly due to an increase of HK$56.3 million in investment return (which included an additional four months of investment return, amounting to HK$35.5 million, in the current period) and an additional four months of rental income from investment properties, amounting to HK$3.8 million, both of which were partially offset by a HK$41.4 million decrease in exchange gain mainly caused by the depreciation of Renminbi (including an additional four months of net exchange loss amounting to HK$9.5 million in fiscal 2014). In fiscal 2014, our other income, net, mainly comprised interest income from available-for-sale securities, bank interest income, rental income from investment properties and net exchange losses. Our investment income is affected by many factors beyond our control. For example, our interest income is affected by changes in interest rates, which are highly sensitive to many factors, including governmental monetary policy and domestic and international economic and political conditions. Deterioration in the credit of the securities in which we have invested and general economic conditions may also materially and adversely affect our investment income.

Finance costs, net. We recorded finance costs of HK$7.8 million in fiscal 2014, as compared to HK$4.9 million in fiscal 2013. The increase of HK$2.9 million is mainly due to a HK$4.6 million increase in interest on bank loans for investment yield enhancement purposes (including an additional four months of interest on bank loans, amounting to HK$2.0 million in fiscal 2014), partially reduced by a decrease of HK$2.0 million in bank charges.

Impairment losses/write off of assets. We recognized impairment losses and wrote off certain Multimedia Business related assets of HK$32.0 million for fiscal 2014 in our profit and loss.

Income tax credit/(expenses). We recorded income tax expenses of HK$0.2 million in fiscal 2014, which included a non-cash deferred tax charge of HK$0.6 million and a HK$0.4 million over-provision of current tax for the prior year, compared to an income tax credit of HK$1.7 million in fiscal 2013, which mainly was composed of a non-cash deferred tax credit of HK$1.1 million and a HK$0.5 million over-provision of current tax for prior year.

Net loss. For the foregoing reasons, net loss of HK$237.0 million was incurred in fiscal 2014 as compared to HK$40.3 million in fiscal 2013.

Fiscal 2013 Compared to Fiscal 2012

Turnover. Our turnover from the Multimedia Business primarily consists of licensing fees, independent content production and artiste management fees. We recorded turnover of HK$7.8 million in fiscal 2013, primarily reflecting the licensing fees received from the Telecom Business to broadcast news content produced by our news production operation unit, the income from independent content production and the income received from our artiste management functions. We had HK$3.8 million of turnover in fiscal 2012 generated from our Multimedia Business.

Cost of sales. Cost of sales in fiscal 2013 was HK$15.7 million, primarily consisting of talent costs and other production costs which are directly attributable to the turnover generated from licensing of program rights, independent content production and the provision of artiste management services. Our cost of sales in fiscal 2012 was HK$6.0 million incurred. The increase between these two periods was mainly due to the full-year impact of the license agreement for news content in fiscal 2013, as this license revenue started in April 2012. The license agreement for news content in relation to our discontinued operations expired on August 31, 2013.

Valuation gains on investment properties. Valuation gains on investment properties were HK$43.4 million in fiscal 2013 as compared to HK$18.2 million in fiscal 2012. These valuation gains consisted of the changes in the fair value of the investment properties held by us.

Other operating expenses. Our other operating expenses increased to HK$201.5 million in fiscal 2013 from HK$105.0 million in fiscal 2012. This increase was mainly driven by the following:

•	Amortization of intangible assets and uncapitalized depreciation on fixed assets increased by HK$29.6 million mainly due to the full-year impact in fiscal 2013 versus five months of effect in fiscal 2012 arised from the grant of the indefeasible right of use of the telecommunications capacity of the Telecom Business for a term of 20 years and the right to use the telecommunications services from the Telecom Business for a term of 10 years, and the purchase of fixed assets mainly on broadcasting and production equipment during fiscal 2012.

•	Uncapitalized talent costs increased by HK$28.3 million mainly due to the full-year impact in fiscal 2013 on (a) the full range of corporate functions which were previously shared with discontinued operations and (b) uncapitalized production talent costs which were expensed to profit and loss before the resources were fully deployed to production during the year.

•	Write-off or provision of artiste prepayment amounted to HK$16.9 million due to under-utilization during fiscal 2013.

•	Advertising and marketing expenses increased by HK$8.4 million for promotional and marketing activities in program preview and corporate events.

Set forth below is a table summarizing the details of our other operating expenses in fiscal 2012 and 2013:

	Twelve months ended August 31, 2012 (Fiscal 2012)	Twelve months ended August 31, 2013 (Fiscal 2013)
(in thousands)	HK$	HK$
Talent costs	55,971	84,303
Advertising and marketing expenses	214	8,595
Depreciation	4,636	19,107
Amortization of intangible assets	5,217	20,360
Write off/provision of artiste prepayment	697	16,852
Others	38,225	52,297

Other operating expenses	104,960	201,514

Other income, net. Other income, net, increased to HK$128.9 million in fiscal 2013, from HK$19.9 million in fiscal 2012, mainly due to an increase in return driven by the investment of surplus cash retained from the proceeds of the sale of the Telecom Business. Other income, net, was mainly composed of investment income generated from available-for-sale securities, bank interest income, net exchange gain and rental income from investment properties.

Finance costs, net. Finance costs, net, increased to HK$4.9 million in fiscal 2013 from HK$2.5 million in fiscal 2012, primarily due to an increase in interest on bank loans and bank charges incurred for investments in available-for-sale securities.

Income tax credit/(expenses). We recorded income tax credit of HK$1.7 million in fiscal 2013, which included a HK$1.1 million non-cash deferred tax credit and a HK$0.5 million over-provision of current tax for the prior year. In fiscal 2012, we incurred HK$2.3 million in income tax expenses, mainly composed of HK$1.3 million in non-cash deferred tax expenses and a HK$0.9 million provision for current tax.

Net loss. For the foregoing reasons, we recorded net loss of HK$40.3 million in fiscal 2013 as compared to HK$73.8 million in fiscal 2012.

Discontinued operations. The disposal of the Telecom Business was completed on May 30, 2012. The operating results of the disposed Telecom Business up to the disposal date have been presented as discontinued operations in this annual report. For a detailed discussion of discontinued operations, see Item 18: Financial Statements—Notes to Consolidated Financial Statements—Note 3.

Recent accounting pronouncements

Recently issued but not yet effective accounting pronouncements under IFRS have been included in note 31 to our consolidated financial statements.

B. Liquidity and capital resources

As of December 31, 2014, the Group had a total cash position of HK$819.2 million representing our cash at bank and in hand, as compared to HK$690.5 million as of August 31, 2013 representing our term deposits and cash at bank and in hand. Our outstanding borrowings were HK$802.2 million as of December 31, 2014, as compared to HK$532.0 million as of August 31, 2013. The increase in total cash position was mainly due to the additional net bank loan of HK$270.3 million drawn for investment yield enhancement purposes, net proceeds from disposal or maturity of available-for-sale securities of HK$203.7 million and net interest received of HK$146.8 million, which was partially offset by cash outflow of HK$142.3 million for the acquisition of HKMTV and the assets therein, purchases of certain fixed assets for HK$61.3 million and the utilization of resources for program production and other operating costs. As of December 31, 2014, we had utilized HK$802.2 million (HK$531.9 million as of August 31, 2013) uncommitted banking facilities, mainly for investment purpose, leaving HK$1,508.8 million (HK$2,011.8 million as of August 31, 2013) uncommitted banking facilities available for future utilization.

We believe that our current cash and cash equivalents and term deposits on hand, together with the unutilized banking facilities, will be sufficient to meet our anticipated cash needs, including working capital requirements, capital expenditure, repayment of our indebtedness when fall due and various contractual obligations, for at least the next twelve months.

Cash flow

The following table summarizes our cash flows for each of fiscal 2012, 2013 and 2014:

	Twelve months ended August 31, 2012 (Fiscal 2012)	Twelve months ended August 31, 2013 (Fiscal 2013)	Twelve months ended August 31, 2014	Four months ended December 31, 2014	Sixteen months ended December 31, 2014 (Fiscal 2014)	Sixteen months ended December 31, 2014 (Fiscal 2014)
	HK$	HK$	HK$	HK$	HK$	US$
			(in thousands)
Net cash (outflow)/inflow from operating activities	181,924	(356,804)	(241,404)	(49,662)	(291,066)	(37,542)
Net cash inflow/(outflow) from investing activities	3,681,791	(1,781,342)	(120,577)	627,835	507,258	65,426
Net cash inflow/(outflow) from financing activities	(2,191,749)	403,762	322,129	(65,116)	257,013	33,150

Increase/(decrease) in cash and cash equivalents	1,671,966	(1,734,384)	(39,852)	513,057	473,205	61,034
Cash and cash equivalents, at the beginning of period	408,131	2,080,053	347,849	305,221	347,849	44,866
Effect of foreign exchange rate changes on cash	(44)	2,180	(2,776)	908	(1,868)	(241)

Cash and cash equivalents, at the end of the period	2,080,053	347,849	305,221	819,186	819,186	105,659

Analysis of the balances of cash and cash equivalents
Cash at bank and in hand	2,083,079	347,849	305,221	819,186	819,186	105,659
Bank overdrafts – unsecured	(3,026)	—	—	—	—	—

	2,080,053	347,849	305,221	819,186	819,186	105,659

Operating activities

In fiscal 2014, we incurred a net cash outflow from operating activities of HK$291.1 million, as compared to a net cash outflow of HK$356.8 million in 2013. The decrease was mainly due to the slow-down and suspension of our production and a cash-advance received for program content licensing and advertising.

In fiscal 2013, we incurred a net cash outflow from operating activities of HK$356.8 million, as compared to HK$181.9 million net cash inflow in fiscal 2012. The decrease was mainly due to nil contribution from the disposed Telecom Business during the year, an increase in programme costs and the costs for maintaining full spectrum of corporate overheads for the Multimedia Business.

Investing activities

In fiscal 2014, we incurred a net cash inflow from investing activities of HK$507.3 million, mainly representing decrease in term deposit of HK$335.3 million, net proceeds from the maturity, disposal and investment in available-for-sales securities of HK$203.7 million, interest income received from investment in available-for-sale securities and bank deposits of HK$160.1 million, net of cash outflow for the acquisition of a subsidiary of HK$142.3 million and cash outflow for the purchase of fixed assets of HK$61.3 million. In fiscal 2013, we incurred a net cash outflow from investing activities of HK$1,781.3 million, mainly representing the investment in available-for-sale securities of HK$2,181.3 million and purchase of fixed assets of HK$39.4 million, net of decrease in term deposits of HK$211.7 million, proceeds from disposal of certain available-for-sale securities of HK$155.9 million and interest income from investment in available-for-sale securities and bank deposits of HK$70.7 million.

In fiscal 2012, we incurred as net cash inflow from investing activities of HK$3,681.8 million, mainly representing the proceeds from the disposal of the Telecom Business (net of cash disposed of), net of increase in term deposits of HK$544.0 million and purchase of fixed assets of HK$467.8 million.

Financing activities

In fiscal 2014, we recorded net cash inflow from financing activities of HK$257.0 million, mainly due to proceeds from bank loans of HK$270.4 million.

In fiscal 2013, we recorded net cash inflow from financing activities of HK$403.8 million. The net cash inflow was mainly due to proceeds from bank loans of HK$531.8 million net of final dividend paid for fiscal 2012 during the year of HK$121.4 million.

In fiscal 2012, we recorded net cash outflow from financing activities of HK$2,191.7 million, mainly attributable to the payment of cash dividends of HK$2,257.8 million.

Indebtedness

As of December 31, 2014, we had outstanding debt of HK$802.2 million. See Note 22 to the consolidated financial statements included elsewhere in this annual report for additional information concerning our outstanding debt.

Banking facilities

As of December 31, 2014, the Group has utilized HK$802.2 million of its banking facilities, mainly for investment purposes, leaving HK$1,508.8 million of uncommitted banking facilities available for future utilization. The Group’s loans are secured by an equivalent amount of available-for-sale securities. See Note 22 to the consolidated financial statements included elsewhere in this annual report for additional information concerning our banking facilities.

Capital expenditure

In fiscal 2014, the Company recorded HK$68.7 million of capital expenditure as compared to HK$37.7 million for fiscal 2013. The fiscal 2014 capital expenditure mainly related to the set-up of the HKTV Mall, including computer system for OTT and online shopping platform, motor vehicles and equipment for logistics function. Moreover, the Group, through its wholly-owned subsidiary, acquired 100% of the equity interests of HKMTV for HK$157.5 million on December 20, 2013, however, its service launch was suspended due to the dispute on the transmission standard for mobile TV services.

With regard to future capital expenditure requirements for the Multimedia Business, the Company will remain cautious and it expects to fund its requirements with the consideration received from the disposal of the Telecom Business during fiscal 2012 and banking facilities within the Group.

C. Research and development, patents and licenses

We commit considerable resources to our research and development team in order to improve our services and to better position ourselves in the multimedia market. As of April 27, 2015, our research and development department in Hong Kong consisted of approximately 27 Talents experienced in systems design, engineering, mobile technology and computer programming. Our research and development team is primarily responsible for assessing and adapting the technology that we expect to deploy in Multimedia Business, such as through the Internet. In particular, our research and development team has been discussing and evaluating with prospective applications developers the different technical solutions available for the deployment and enhancement of the OTT and online shopping platform and services. To identify and develop new market opportunities and product advancement, our research and development team evaluates new technology under development in the United States and elsewhere and works closely with our sales and marketing department for product development.

D. Trend information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from September 1, 2013 to December 31, 2014 that are reasonably likely to have a material adverse effect on our revenue, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-balance sheet arrangements

As of December 31, 2014 and August 31, 2013, the Group had no material contingent liabilities or off-balance-sheet obligations.

F. Tabular disclosure of contractual obligations

The following table sets forth information regarding our aggregate payment obligations in future years of the contractual obligations and commercial commitments that we had as of December 31, 2014.

Contractual obligations	Total HK$	Within 1 year HK$	More than 1 year but within 3 years HK$	More than 3 years but within 5 years HK$
	(in thousands)
Capital expenditure items	19,087	19,087	—	—
Operating leases	5,976	3,585	2,391	—
Other current liabilities(1)	882,450	882,450	—	—
Program fee	13,955	11,350	2,605	—
Total	921,468	916,472	4,996	—

Note:

(1)	The other current liabilities of HK$882.5 million was comprised of bank loans—unsecured of HK$802.2 million, accounts payable of HK$4.5 million, other payables and accrued charges of HK$73.9 million and deposits received of HK$1.9 million. A detailed explanation of the nature of accounts payable and other payables and accrued charges is contained in Note 21 to the Company’s audited consolidated financial statements included in this annual report.

G. Safe Harbor

See “Note regarding forward-looking statements.”

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management

Our board of directors consists of seven directors, three of whom, Mr. Lee Hon Ying, John, Mr. Peh Jefferson Tun Lu and Mr. Mak Wing Sum, Alvin, are independent non-executive directors. Mr. Wong Wai Kay, Ricky, Mr. Cheung Chi Kin, Paul, Ms. To Wai Bing and Ms. Wong Nga Lai, Alice, are executive directors. Every director, including non-executive and independent non-executive directors, is subject to retirement by rotation at least once every three years. One-third of the directors must retire from office at each annual general meeting and their re-election is subject to the approval of shareholders of the Company. Mr. Wong Wai Kay, Ricky, Mr. Cheung Chi Kin, Paul and Ms. Wong Nga Lai, Alice will retire from office by rotation at the forthcoming annual general meeting and, being eligible, will offer themselves for re-election at the forthcoming annual general meeting.

The following table sets forth certain information concerning our directors and senior management as of April 27, 2015.

Name	Age	Position	Date joined HKTV
Board of directors:
WONG Wai Kay, Ricky	53	Executive Director and Chairman	1992
CHEUNG Chi Kin, Paul	57	Executive Director and Vice Chairman	1992
TO Wai Bing	53	Executive Director and Chief Executive Officer	2007
WONG Nga Lai, Alice	40	Executive Director, Chief Financial Officer, Company Secretary	2003
LEE Hon Ying, John	68	Independent Non-Executive Director	1997
PEH Jefferson Tun Lu	55	Independent Non-Executive Director	2004
MAK Wing Sum, Alvin	62	Independent Non-Executive Director	2013

Executive directors

Mr. WONG Wai Kay, Ricky, aged 53, is the co-founder and Chairman of the Group and is also a director of certain subsidiaries of the Group. Mr. Wong is responsible for overall strategic planning and management of the Group. Mr. Wong has extensive experience in the telecommunications and computer industries as well as in corporate management. He had worked at a major US-listed computer company as a marketing representative and was responsible for marketing and distribution of computer products in Hong Kong from 1985 to 1989. He was also a co-founder and director of a company principally engaged in import and distribution of computer systems in Canada prior to co-founding of the Group. Mr. Wong holds a Bachelor’s Degree in Science and a Master of Business Administration Degree (Executive MBA Programme) from The Chinese University of Hong Kong. He is a first cousin of Mr. Cheung Chi Kin, Paul, the Vice Chairman of the Group. Currently, Mr. Wong is a member of the Board of Trustees, United College, The Chinese University of Hong Kong.

Mr. CHEUNG Chi Kin, Paul, aged 57, is the co-founder and Vice Chairman of the Group and is also a director of certain subsidiaries of the Group. Mr. Cheung is responsible for overall strategic planning and management of the Group. Prior to that, Mr. Cheung was previously the Chief Executive Officer of the Company and was responsible for our day-to-day operations and technological research, development and support activities. Mr. Cheung has extensive experience in the telecommunications and computer industries as well as in corporate management. He had worked in several companies engaged in application software development and computer consultancy prior to co-founding of the Group. Mr. Cheung graduated with a Diploma of Advanced Programming and System Concepts Design from Herzing Institute, Canada. Mr. Cheung is a first cousin of Mr. Wong Wai Kay, Ricky, the Chairman of the Group.

Ms. TO Wai Bing, aged 53, was appointed as the Executive Director and Chief Executive Officer of the Group in May 2012. Ms. To is a director of certain subsidiaries of the Group, the Chief Operating Officer of Hong Kong Media Production Company Limited and the Chief Executive Officer of Leader Artiste Management Company Limited. Ms. To is responsible for the day-to-day management of the Group’s business. Prior to that, Ms. To was the Managing Director of Business Development of the Group. Ms. To has a Diploma in Electronic Engineering and a Higher Certificate in Electronic Engineering from The Hong Kong Polytechnic University. Ms. To re-joined the Group in May 2007 after her previous service with the Group from September 1998 to July 2006. Before joining the Group, Ms. To had worked at Hong Kong Telecom International Limited for 16 years.

Ms. WONG Nga Lai, Alice, aged 40, was appointed as the Executive Director, Chief Financial Officer and Company Secretary of the Group in May 2012 and is also a director of certain subsidiaries of the Group. Ms. Wong has extensive experience in financial management, financial reporting and corporate finance. She has overall responsibility for the Group’s finance, treasury, procurement and investor engagement functions. Prior to that, Ms. Wong was the Financial Controller of the Group. Ms. Wong holds a Bachelor of Commerce degree from the University of Queensland, a Master of Business Administration degree from the Hong Kong University of Science and Technology and a Postgraduate Diploma in Corporate Governance. She is a qualified member of the Hong Kong Institute of Certified Public Accountants (HKICPA) and Association of Chartered Certified Accountants (ACCA). She has been a member of the Student Affairs Sub-committee of ACCA Hong Kong since 2010. Before joining the Group, Ms. Wong had worked for PricewaterhouseCoopers in Hong Kong primarily focusing on the technology, info-communications and entertainment sectors.

Independent non-executive directors

Mr. LEE Hon Ying, John, aged 68, is the managing director of Cyber Networks Consultants Company in Hong Kong. He was the Regional Director, Asia Pacific of Northrop Grumman-Canada, Ltd. He was previously the director of network services of Digital Equipment (HK) Limited and prior to that, worked for Cable and Wireless (HK) Limited and Hong Kong Telecom. He is a chartered engineer and a member of Institution of Engineering and Technology, the United Kingdom, the Hong Kong Institution of Engineers and the Hong Kong Computer Society. He received a Master’s Degree in Information System from The Hong Kong Polytechnic University in 1992. In addition, he is the Vice President, International Structure covering 150 countries worldwide and Board Member of the Society of St. Vincent de Paul, Council General, which is an international charity body with its head office in Paris, France. He is the Vice President of Parish Council of St. Anthony Church in Hong Kong. Mr. Lee has been a Director of the Group since June 1997. Mr. Lee has also been appointed as the chairman of the Audit Committee and Remuneration Committee and a member of the Nomination Committee of the Company.

Mr. PEH Jefferson Tun Lu, aged 55, is a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants and a Certified Practicing Accountant of CPA Australia. Mr. Peh holds a Master Degree in Business from the University of Technology, Sydney. He has over 32 years of experience in finance, accounting and management from listed and private companies in Hong Kong and Australia. Mr. Peh has been a Director of the Group since September 2004. Mr. Peh has also been appointed as a member of the Audit Committee and Remuneration Committee as well as the chairman of the Nomination Committee of the Company.

Mr. MAK Wing Sum, Alvin, aged 62, was appointed as an Independent Non-executive Director of the Group on September 1, 2013. Mr. Mak has also been appointed as a member of the Audit Committee, Nomination Committee and Remuneration Committee of the Company. He is a Chartered Accountant and is a member of the Canadian Institute of Chartered Accountants as well as a member of the Hong Kong Institute of Certified Public Accountants. Mr. Mak is currently an independent non-executive director of Goldpac Group Limited, I.T Limited, Lai Fung Holdings Limited and Luk Fook Holdings (International) Limited, all four companies are listed on The Stock Exchange of Hong Kong Limited. After working in Citibank for over 26 years, Mr. Mak retired in May 2012. He last served as the Head of Markets and Banking for Citibank Hong Kong, being the country business manager for corporate and investment banking business. At Citibank, he had held various senior positions including Head of Global Banking responsible for managing all the coverage bankers. Prior to that, he also managed the Hong Kong corporate finance business, regional asset management business and was the Chief Financial Officer of North Asia. Before joining Citibank in 1985, Mr. Mak was an audit group manager at Coopers & Lybrand (now known as PricewaterhouseCoopers). He worked for Coopers & Lybrand for eight years, five of which was in Toronto, Canada. He graduated from University of Toronto with a Bachelor of Commerce in 1976.

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

The aggregate amount of salaries or other compensation, housing allowances, other allowances and benefits in kind paid by us to our directors and senior management was HK$26.5 million for fiscal 2014, compared with HK$20.6 million for fiscal 2013. The aggregate amount of contribution that we made to the retirement or similar benefits for our directors and members of our senior management was HK$2.4 million for fiscal 2014, compared with HK$1.8 million for fiscal 2013.

Except as discussed herein, no other payments have been paid or are payable, in respect of fiscal 2014, by us or any of our subsidiaries to our directors and senior management.

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

The audit committee is governed by an audit committee charter, which was adopted by our board of directors in 2004 and updated in March 2015. The audit committee is responsible for the following:

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

The audit committee met five times in fiscal 2014. The major works performed by the committee from September 1, 2013 to December 31, 2014 included the following:

•	Reviewed our consolidated financial statements for the fiscal year ended August 31, 2013, for the six months ended February 28, 2014 and for the twelve months ended August 31, 2014;

•	Reviewed the internal audit progress, including procedures required for compliance with the Sarbanes-Oxley Act;

•	Reviewed the external auditor’s reports on the reviews of our interim financial report for the six months ended February 28, 2014 and our second interim financial report for the twelve months ended August 31, 2014 and the audit of our consolidated financial statements for the financial year ended August 31, 2013; and

•	Pre-approved the audit and non-audit services provided by KPMG, our external auditor.

Remuneration committee

Our board of directors established a remuneration committee in 2001 to oversee the Company’s remuneration packages for executive directors. Among others, each of our executive directors is entitled to receive the discretionary performance bonus of such amount as determined by the board of directors upon recommendation and approval by the remuneration committee. The remuneration committee is comprised of four members with three independent non-executive directors, Mr. Lee Hon Ying, John, Mr. Peh Jefferson Tun Lu, Mr. Mak Wing Sum, Alvin and Ms. Choy Mei Yuk, Mimi, Director of Talent Management. Mr. Lee Hon Ying, John is the chairman of the remuneration committee. The remuneration committee’s objectives are set out as follows:

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

The remuneration committee held one meeting during fiscal 2014. The major works performed by the committee from September 1, 2013 to December 31, 2014 included the following:

•	Reviewed and approved the discretionary performance bonus for the executive directors; and

•	Reviewed and approved the remuneration packages for the directors.

Nomination committee

Our board of directors established a nomination committee in February 2012. The nomination committee comprises three members, namely, Mr. Lee Hon Ying, John, Mr. Peh Jefferson Tun Lu, Mr. Mak Wing Sum, Alvin. Mr. Peh Jefferson Tun Lu is the chairman of the nomination committee. The nomination committee’s objectives are as follows:

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

The nomination committee held one meeting during fiscal 2014. The major works performed by the committee from September 1, 2013 to December 31, 2014 included the following:

•	Reviewed the structure, size and composition of the Board and made recommendations to the Board;

•	Reviewed the independence of independent non-executive Directors;

•	Made recommendation to the Board regarding the retirement and re-appointment of Directors by rotation at the forthcoming annual general meeting for the Company;

•	Assessed the composition of the Nomination Committee;

•	Assessed and selected potential candidates for the nomination of an independent Non-executive Director to fill vacancy and made recommendations to the Board; and

•	Made recommendation to the Board regarding the adoption of the Board Diversity Policy and the revised terms of reference of the Nomination Committee.

D. Employees

The following table sets forth the number of our Talents by functional area as of August 31, 2013 and December 31, 2014.

	As of August 31, 2013	As of December 31, 2014
Talents
Information technology and engineering	41	35
Sales and marketing	6	10
HKTV Mall operation	—	241
General administration and others	82	55
Creative and production	398	53

Total	527	394

The following table sets forth the number of our Talents by geographical region as of August 31, 2013 and December 31, 2014.

	As of August 31, 2013	As of December 31, 2014
Talents
Hong Kong	527	394

Total	527	394

The decrease in headcount was mainly due to the suspension of the program production in light of the Chief Executive in Council’s decision against our application for a free TV license and the unfavorable reply from the CA on the adoption of DRMB transmission standard for the provision of mobile television service, which was partially offset by the new hiring for the operation of HKTV Mall.

E. Share ownership

Share ownership

The following table sets forth the share ownership of our directors and senior management as of April 27, 2015.

Title of class	Identity of person or group	Number of shares beneficially owned(1)		Percentage of shares beneficially owned(2)	Outstanding share options
Ordinary shares	Wong Wai Kay, Ricky	405,428,940	(3)	50.11%	0
Ordinary shares	Cheung Chi Kin, Paul	405,428,940	(3)	50.11%	0
Ordinary shares	To Wai Bing	95,239		Less than 1.0%	0
Ordinary shares	Wong Nga Lai, Alice	50,000		Less than 1.0%	0
Ordinary shares	Lee Hong Ying, John	0		0%	0
Ordinary shares	Peh Jefferon Tun Lu	0		0%	0
Ordinary shares	Mak Wing Sum, Alvin	0		0%	0

Notes:

(1)	Beneficial ownership is determined in accordance with the rules of the SEC.

(2)	Percentage ownership is based on 809,016,643 shares issued as of April 27, 2015.

(3)	The 405,428,940 shares are held by a group consisting of Top Group International Limited, Mr. Wong Wai Kay, Ricky, our chairman, and Mr. Cheung Chi Kin, Paul, our vice chairman. Top Group International Limited is a special purpose vehicle incorporated in the British Virgin Islands. Its board of directors consists of Mr. Wong and Mr. Cheung. Mr. Wong and Mr. Cheung have entered into a voting agreement pursuant to which they agreed to vote the 339,814,284 shares held by Top Group International Limited, the 15,236,893 shares held by Mr. Wong individually, and the 50,377,763 shares held by Mr. Cheung individually, collectively as a group. The registered address of Top Group International Limited is Akara Bldg, 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands. Top Group International Limited has four shareholders: Mr. Wong, Mr. Cheung, Mr. Leung Ka Pak, and Mr. Yau Ming Yan, Andrew, and their equity interests are 42.12%, 27.06%, 21.00% and 9.82%, respectively.

As at December 31, 2014 and August 31, 2013, there were no options outstanding.

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

Eligible participants include employee, executives or officers (including executive, non-executive and independent non-executive directors) of the Company or any of its subsidiaries, suppliers and professional advisers of the Group.

(3)	The total number of shares available for issue

The total number of shares which may be issued upon exercise of options to be granted under the scheme shall not exceed 10% of the shares in issue as at the date of adoption of the Share Option Scheme on December 31, 2012 (i.e., 80,901,664 shares). As at the date of this annual report, the number of shares available for issue in respect thereof is 80,901,664 shares, representing approximately 10% of the issued share capital of the Company. The shares which may be issued upon exercise of all outstanding options to be granted and yet to be exercised under the Share Option Scheme and any other share option scheme(s) of the Company at any time shall not exceed 30% of the shares in issue from time to time. No options shall be granted under any scheme(s) of the Company or any of its subsidiaries if this will result in the 30% limit being exceeded.

(4)	The maximum entitlement of each participant under the Share Option Scheme

The total number of shares issued and which may fall to be issued upon exercise of the options granted under the Share Option Scheme and any other share option scheme(s) of the Company (including exercised, cancelled and outstanding options) to each participant in any twelve months up to and including the date of grant shall not exceed 1% of the shares in issue as at the date of grant. Any further grant of options in excess of this 1% limit shall be subject to the issue of a circular by the Company and the approval of the shareholders of the Company in general meeting with such grantee and his associates (as defined in the Listing Rules) abstaining from voting and/or other requirements prescribed under the Listing Rules from time to time.

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

(8)	The basis of determining the exercise price

The Board shall determine the exercise price of each option granted but in any event shall not be less than the highest of: (a) the closing price of the shares of the Company as stated in the Stock Exchange’s daily quotation sheet on the date of grant; and (b) the average of the closing price of the shares of the Company as stated in the Stock Exchange’s daily quotation sheet for the five business days immediately preceding the date of grant.

(9)	The remaining life of the Share Option Scheme

The Share Option Scheme will remain in force for a period of 10 years commencing on December 31, 2012 up to December 30, 2022.

During the sixteen months ended December 31, 2014, no share options were granted under the Share Option Scheme by the Company.

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTION

A. Major shareholders

The following table sets forth certain information regarding ownership of our ordinary shares as of April 27, 2015 by all persons who are known to us to own beneficially 5% or more of our ordinary shares.

Title of class	Identity of person or group	Number of shares beneficially owned(1)		Percentage of shares beneficially owned(2)
Ordinary shares	Wong Wai Kay, Ricky	405,428,940	(3)	50.11%
Ordinary shares	Cheung Chi Kin, Paul	405,428,940	(3)	50.11%
Ordinary shares	Top Group International Limited	405,428,940	(3)	50.11%
Ordinary shares	Leung Ka Pak	339,814,284	(4)	42.00%
Ordinary shares	Yau Ming Yan, Andrew	339,814,284	(4)	42.00%

Notes:

(1)	Beneficial ownership is determined in accordance with the rules of the SEC.

(2)	Percentage ownership is based on 809,016,643 shares issued as of April 27, 2015.

(3)	The 405,428,940 shares are held by a group consisting of Top Group International Limited, Mr. Wong Wai Kay, Ricky, our chairman, and Mr. Cheung Chi Kin, Paul, our vice chairman. Top Group International Limited is a special purpose vehicle incorporated in the British Virgin Islands, and its board of directors consists of Mr. Wong and Mr. Cheung. Mr. Wong and Mr. Cheung have entered into a voting agreement pursuant to which they agreed to vote the 339,814,284 shares held by Top Group International Limited, the 15,236,893 shares held by Mr. Wong individually, and the 50,377,763 shares held by Mr. Cheung individually, collectively as a group. The registered address of Top Group International Limited is Akara Bldg, 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands. Top Group International Limited has four shareholders: Mr. Wong, Mr. Cheung, Mr. Leung Ka Pak, and Mr. Yau Ming Yan, Andrew, and their equity interests are 42.12%, 27.06%, 21.00% and 9.82%, respectively.

(4)	Mr. Leung Ka Pak and Mr. Yau Ming Yan, Andrew may be deemed to have beneficial ownership in the 339,814,284 shares held by Top Group International Limited. Each of them expressly disclaims any beneficial ownership in such shares except to the extent of their respective pecuniary interest therein. Mr. Leung was a director and the president of all of our subsidiaries in Canada (other than City Telecom (Canada) Inc.) and resigned as a director and president in October 2005. After Mr. Leung’s resignation, Mr. Yau became a director and the president of all of our subsidiaries in Canada (other than City Telecom (Canada) Inc.). He resigned as a director and president in July 2006.

As of April 27, 2015, there were 25 registered holders of 1,962,380 American Depositary Shares in the United States, comprising 4.85% of our outstanding shares.

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

Not applicable

ITEM 8	FINANCIAL INFORMATION

A. Consolidated statements and other financial information

Financial statements

See pages F-1 to F-55 following Item 19.

Legal and regulatory proceedings

On January 6, 2014, we filed an application for leave to apply for judicial review against the Chief Executive in Council’s decision to reject our application dated December 31, 2009 under the Broadcasting Ordinance for a free TV license. The application for leave was granted by the High Court of the Hong Kong Special Administrative Region on January 9, 2014. The substantive hearing was conducted from August 27 to 29, 2014. On April 24, 2015, the Court of First Instance of the High Court of the Hong Kong Special Administrative Region quashed the Chief Executive in Council’s decision and remitted it to the Chief Executive in Council for reconsideration. The court further ordered the government to pay for the costs associated with the judicial review (making an order nisi that costs of the judicial review be to the Company, to be taxed (meaning that the court will decide the amount) if not agreed).

On April 11, 2014, the Company filed an application for leave to apply for judicial review in respect of the Office of Communication Authority’s decision on March 11, 2014 that HKMTV would not be entitled to commence operations if HKMTV adopted the DTMB transmission standard for its proposed mobile television service unless a domestic free/pay television programme service licence was first obtained by HKMTV. On May 20, 2014, the High Court granted HKMTV leave to apply for judicial review. The substantive hearing was conducted from November 26 to 27, 2014, and the judgment was reserved to be handed down at a later date.

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

No interim or final dividend was declared during fiscal 2014.

B. Significant changes

None

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

The price of our ordinary shares on the HKSE as of its close of trading on April 27, 2015 was HK$3.470 per share. The table below shows the high and low prices of the shares on the HKSE for the periods indicated below.

	Price
	High	Low
	(in HK$)
Calendar Year Data
2010	6.770	3.690
2011	6.200	3.520
2012	5.240	1.370
2013	4.460	1.880
2014	5.000	2.120
2015 (through April 27, 2015)	3.890	2.530
Quarterly Data
2012
September to December	2.770	1.570
2013
January to March	2.820	2.100
April to June	2.950	2.180
July to September	2.580	2.280
October to December	4.460	1.880
2014
January to March	3.760	2.150
April to June	2.540	2.120
July to September	3.150	2.270
October to December	5.000	2.240
2015
January to March	3.890	2.530
Monthly Data
2014
October	3.200	2.240
November	5.000	3.140
December	4.250	3.320
2015
January	3.890	3.070
February	3.480	2.810
March	3.240	2.530
April (through April 27, 2015)	3.820	2.690

The price of our American depositary shares on Nasdaq as of its close of trading on April 27, 2015 was US$8.40 per American depositary share. The table below shows the high and low prices of the American depositary shares on Nasdaq for the periods indicated below.

	Price
	High	Low
	(in US$)
Calendar Year Data
2010	17.33	9.67
2011	15.78	9.08
2012	13.48	3.91
2013	9.88	4.96
2014	11.83	5.00
2015 (through April 27, 2015)	10.94	6.46
Quarterly Data
2012
September to December	6.89	3.88
2013
January to March	6.97	5.40
April to June	7.43	5.50
July to September	6.40	5.75
October to December	9.88	4.96
2014
January to March	9.26	5.65
April to June	6.30	5.00
July to September	7.74	5.85
October to December	11.83	5.75
2015
January to March	10.94	6.46
Monthly Data
2014
October	7.88	5.75
November	11.83	8.42
December	10.69	8.55
2015
January	9.77	8.32
February	8.62	7.26
March	10.94	6.46
April (through April 27, 2015)	9.72	7.20

B. Plan of distribution

Not applicable

C. Markets

See Item 9A above.

D. Selling shareholders

Not applicable

E. Dilution

Not applicable

F. Expenses of the issue

Not applicable

ITEM 10	ADDITIONAL INFORMATION

A. Share capital

Not applicable

B. Memorandum and Articles of Association

Described below is a summary of certain provisions of our Articles and, where relevant, the Hong Kong Companies Ordinance. As this is a summary, it does not contain all the information that may be important to you. You should therefore read our complete Articles if you would like additional information, which were filed with the SEC as exhibit 1 to the annual report for fiscal 2005 and are incorporated by reference herein.

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

Annual and extraordinary general meeting of shareholders

The Hong Kong Companies Ordinance requires our board of directors to hold an annual general meeting of our shareholders once every year and not more than 15 months after our previous annual general meeting. The annual general meeting is held at such time (within a period of not more than 15 months, or such longer period as the Registrar of Companies of Hong Kong may authorize in writing after the holding of the previous annual general meeting). Pursuant to our Articles, the annual general meeting and any other general meeting of our shareholder held for the passing of a special resolution (being a resolution passed at a general meeting by not less than 75% of the votes cast by those shareholders present and entitled to vote in person or by proxy) should be convened by not less than 21 clear days’ notice in writing. The HKSE Listing Rules further requires a notice period of at least 20 clear business days for annual general meetings. The notice shall specify the place, date and time of meeting and the general nature of the business to be transacted. An annual general meeting may be called by shorter notice if it is agreed by all shareholders entitled to attend and vote at the meeting. The business of the annual general meeting usually include:

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

Our board of directors may convene an extraordinary general meeting (which is any general meeting of the shareholders other than the annual general meeting) whenever it thinks fit and must do so upon the request in writing of shareholders holding not less than 5% of the total voting rights of all shareholders of the Company and carrying the right of voting at general meeting. Pursuant to our Articles, all extraordinary general meetings (other than those convened for the passing of a special resolution referred to above) should be convened by at not less than 14 clear days’ notice in writing. The HKSE Listing Rules further requires a notice period of at least 10 clear business days for extraordinary general meetings. Extraordinary general meetings may be called by shorter notice by a majority in number of the shareholders having the right to attend and vote at the meeting, being a majority together representing at least 95% of the total voting rights at the meeting of all shareholders of the Company.

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

On August 29, 2014, our board of directors resolved to change our financial year-end date from August 31 to December 31 in order to unify our financial year-end date with the year-end dates of our subsidiaries and bring us in line with the business cycle of our potential clients.

Our 2013 annual general meeting was held on December 30, 2013. As a result of the change of our financial year-end date, our accounts and the accounts of our subsidiaries were not ready for approval on or before December 31, 2014 as would have been required if the financial year-end date had not been changed. We published our annual results for the sixteen months ended December 31, 2014 pursuant to the HKSE Listing Rules on March 26, 2015. Upon our application to change our financial year-end date, the Registrar of Companies in Hong Kong directed that the holding of an annual general meeting by us in calendar year 2014 was not required. We will hold our annual general meeting for the calendar year 2015 on May 20, 2015.

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

C. Material contracts

Other than such contracts entered into the ordinary course of business as are described in our disclosure in Item 4 “Information on the Company,” we have not entered into any material contracts outside the ordinary course of our business within the two years preceding the date of this annual report.

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

United States Federal Income Taxation

The following discussion describes certain U.S. federal income tax consequences to U.S. Holders (as defined below) under present law of an investment in our American depository shares or ordinary shares. This discussion applies only to U.S. Holders that hold the American depository shares or ordinary shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (generally, property held for investment) and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion neither deals with the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations such as:

•	banks;

•	certain financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers or other dealers or traders in securities;

•	traders that elect to mark to market;

•	U.S. expatriates;

•	tax-exempt entities, “individual retirement accounts” and “Roth IRAs”;

•	persons liable for alternative minimum tax;

•	persons holding an American depository share or ordinary share as part of a straddle, wash sale, hedging, conversion or integrated transaction or persons entering into a constructive sale with respect to the American depository shares or ordinary shares;

•	persons that directly, indirectly or constructively own 10% or more of the total combined voting power of all classes of our voting stock;

•	persons whose functional currency is not the U.S. dollar;

•	persons holding American depository shares or ordinary shares in connection with a trade or business conducted outside of the United States;

•	persons who acquired American depository shares or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation; or

•	partnerships or pass-through entities, or persons holding American depository shares or ordinary shares through such entities.

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

Passive Foreign Investment Company

Based on the market price of our American depository shares, the value of our assets, and the composition of our income and assets, we believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2014. A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

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

A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of our American depository shares and ordinary shares, our PFIC status will depend in large part on the market price of our American depository shares and ordinary shares, which may fluctuate significantly. Based on the market price of our American depository shares and ordinary shares, and the composition of our assets during the taxable year ended December 31, 2014, we believe we were a PFIC for such year. In addition, we believe there is a significant risk we will be a PFIC for the taxable year ending December 31, 2015 and for future taxable years, unless the market price of our American depositary shares increases or we reduce the amount of cash and other passive assets we hold relative to the amount of non-passive assets we hold. If we are a PFIC for any taxable year during which you hold American depository shares or ordinary shares, we generally will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold American depository shares or ordinary shares, unless we cease to be a PFIC and you make a “deemed sale” election with respect to the American depository shares or ordinary shares. If such election is made, you will be deemed to have sold American depository shares or ordinary shares you hold at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain from such deemed sale would be subject to the consequences described in the following two paragraphs. After the deemed sale election, your American depository shares or ordinary shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC, and you would not be subject to the rules described below with respect to any “excess distribution” you receive from us or any gain from an actual sale or other disposition of the American depositary shares or ordinary shares, unless we subsequently become a PFIC. The rules dealing with deemed sale elections are complex. You are encouraged to consult your tax advisor as to the possibility and consequences of making a deemed sale election if we cease to be treated as a PFIC and such election becomes available to you.

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

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends may be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided (1) the American depository shares or ordinary shares are readily tradable on an established securities market in the United States, (2) we are neither a PFIC nor treated as such with respect to you (as discussed above) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, American depository shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on Nasdaq, as are our American depository shares. However, based on existing guidance, it is not entirely clear whether dividends you receive with respect to the ordinary shares will be taxed as qualified dividend income, because the ordinary shares are not themselves listed on a U.S. exchange. As discussed above in “—Passive Foreign Investment Company,” we believe we were a PFIC for the taxable year ended December 31, 2014. You should consult your tax advisor regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends paid with respect to the American depository shares or ordinary shares.

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

Not applicable

ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and qualitative disclosures about market risk have been included in note 27 to our consolidated financial statements.

ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt securities

Not applicable

B. Warrants and rights

Not applicable

C. Other securities

Not applicable

D. American depositary shares

Fees and Expenses

Persons depositing ordinary shares or ADR holders must pay:	For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$0.02 (or less) per ADS	• Any cash distribution to our ADR holders

A fee equivalent to the fee that would be payable if securities distributed to our ADR holders had been ordinary shares and the ordinary shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADR holders

Registration or transfer fees	• Transfer and registration of ordinary shares on our ordinary share register to or from the name of the depositary or its agent when our ADR holders deposit or withdraw ordinary shares

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

In fiscal 2014, the Company did not receive any payment from the depositary.

PART II

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

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

B. Management’s report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company, as defined in Rules 13a-15(f) under the Exchange Act, as amended. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purpose in accordance with generally accepted accounting principles. Under Section 404(a) of the Sarbanes-Oxley Act, our management is required to include its assessment of the effectiveness of our internal control procedures over financial reporting in this annual report. With the assistance of the Company’s internal audit department, our management organized and conducted an assessment of internal control over financial reporting based on the control criteria in COSO’s 2013 Internal Control Integrated Framework. Based on this assessment, our management has concluded that, as of December 31, 2014, our internal control over financial reporting was effective. KPMG has issued an attestation report on our management’s assessment of our internal control over financial reporting.

C. Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Hong Kong Television Network Limited:

We have audited Hong Kong Television Network Limited’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Hong Kong Television Network Limited’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s report on internal control over financial reporting. Our responsibility is to express an opinion on Hong Kong Television Network Limited’s internal control over financial reporting based on our audit.

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

In our opinion, Hong Kong Television Network Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Hong Kong Television Network Limited and its subsidiaries as of December 31, 2014 and August 31, 2013, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated cash flow statements for the sixteen months ended December 31, 2014 and the twelve months ended August 31, 2013 and 2012, and our report dated April 29, 2015 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Hong Kong, China

April 29, 2015

D. Changes in internal control over financial reporting

During the period covered by this annual report, except for the new control procedures introduced for the OTT platform and online shopping platform, which were launched in November 2014 and on trial run in December 2014 respectively, there have been no material changes in our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the remuneration that we paid to KPMG, our independent auditor in each of our previous two fiscal years.

	Fiscal 2013	Fiscal 2014
	(in millions)
	HK$	HK$
Nature of the service

Audit fees	1.4	2.1
Audit related fees	0.1	0.3
Total	1.5	2.4

Audit fees

Audit fees are the aggregate fees billed by our independent auditors for the annual financial statement audit, subsidiary audits and other procedures required to be performed for the auditors to form an opinion on our consolidated financial statements.

Audit-related fees

Audit-related fees in fiscal 2013 and 2014 are the aggregate fees billed by our independent auditors mainly for the review of our interim financial statements.

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

By way of a general mandate granted to our directors, the maximum aggregate nominal amount of shares that may be purchased pursuant to a mandate corresponds to 10% of the aggregate nominal amount of our issued share capital at the date the mandate was granted. During the sixteen months ended December 31, 2014, we had not repurchased any of the ordinary shares on the HKSE.

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

As our ordinary shares are listed on the HKSE and American depositary shares representing our ordinary shares are listed on the Nasdaq Global Market, we are subject to applicable Hong Kong laws and regulations, including the HKSE Listing Rules, and the Hong Kong Companies Ordinance, as well as applicable U.S. federal securities laws, including the Exchange Act and the Sarbanes-Oxley Act. In addition, we are subject to the corporate governance requirements imposed by Nasdaq to the extent they apply to foreign private issuers. Under Nasdaq Stock Market Rule 5615(a)(3), a foreign private issuer such as us may follow its home country corporate governance practices in lieu of certain of the Nasdaq Stock Market Rules corporate governance requirements. Our current corporate governance practices differ from Nasdaq corporate governance requirements for U.S. companies in certain respects, as summarized below:

•	Nasdaq Stock Market Rule 5605(b)(1) requires a Nasdaq listed company to have a board of directors consisting of a majority of independent members. In this regard we have elected to adopt the practices of our home country. As a listed company in Hong Kong, we are subject to the requirement under the HKSE Listing Rules that at least three members of our board of directors be independent as determined under the HKSE Listing Rules. In compliance with our home country practices, we currently have three independent directors out of a total of seven directors. The standards for establishing independence under the HKSE Listing Rules also differ from those set forth in the Nasdaq Stock Market Rules.

•	Nasdaq Stock Market Rule 5605(b)(2) requires a Nasdaq listed company to schedule regular executive sessions in which non-management directors meet without management participation. In this regard we have elected to adopt the practices of our home country. Under the applicable Hong Kong law, our board of directors is required to meet regularly and at least four times a year and we are required to ensure that there is active participation by a majority of the directors and afford all directors an opportunity to include matters on the agenda. In addition, when a board meeting considers a matter in which a substantial shareholder or a director has a conflict of interest, the independent directors with no material interest in such matter must be present. As a listed company in Hong Kong, we are subject to the requirement under the HKSE Listing Rules that our Chairman should hold meetings at least annually with the non-executive directors (including independent non-executive directors) without the presence of the executive directors.

•	Nasdaq Stock Market Rule 5605(d)(1) requires a Nasdaq listed company to have the compensation of the chief executive officer and the other executive officers be determined, or recommended to its board of directors for determination, by a compensation committee comprised solely of independent directors. In this regard we have elected to adopt the practices of our home country. Under the HKSE Listing Rules, listed companies are required to establish a remuneration committee with a majority of independent non-executive directors. The compensation of our executive officers is determined by a remuneration committee consisting of four members, three of whom are independent non-executive directors.

•	Nasdaq Stock Market Rule 5620 requires a Nasdaq listed company to hold an annual general meeting of shareholders no later than one year after the end of the company’s fiscal year end, solicit proxies and provide proxy statements for all meetings of shareholders and provide copies of such proxy solicitation to Nasdaq. In respect of fiscal 2014, we have elected to adopt the practice of our home country in this respect. We have obtained direction from the Registrar of Companies in Hong Kong that the holding of an annual general meeting by us in calendar year 2014 is not required. Our annual general meeting for calendar year 2015 will be held on May 20, 2015. For details, see Item 10 “Additional Information — Annual and extraordinary general meeting of shareholders.”

Other than the above, we have followed and intend to continue to follow the applicable Nasdaq corporate governance standards.

ITEM 16H	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18	FINANCIAL STATEMENTS

See pages F-1 to F-55 following Item 19.

ITEM 19	EXHIBITS

Exhibit Number	Description of Document

1.1	Memorandum and Articles of Association of the Company (filed as Exhibit 1 to the Company’s Annual Report on Form 20-F on January 30, 2006 and incorporated herein by reference).

3.1	Deed of Covenant, dated as of March 15, 2011, by and among Top Group International Limited, Wong Wai Kay, Ricky, and Cheung Chi Kin, Paul (filed as Exhibit 3.1 to the Company’s Annual Report on Form 20-F on December 21, 2011 and incorporated herein by reference).

8.1	Subsidiaries of the Company.

12.1	Section 302 Certifications of the Chief Executive Officer.

12.2	Section 302 Certifications of the Chief Financial Officer.

13	Section 906 Certification of Chief Executive Officer and Chief Financial Officer.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Hong Kong Television Network Limited

We have audited the accompanying consolidated balance sheets of Hong Kong Television Network Limited and its subsidiaries as of December 31, 2014 and August 31, 2013, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated cash flow statements for the sixteen months ended December 31, 2014 and the twelve months ended August 31, 2013 and 2012. These consolidated financial statements are the responsibility of Hong Kong Television Network Limited’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hong Kong Television Network Limited and its subsidiaries as of December 31, 2014 and August 31, 2013, and the results of their operations and their cash flows for the sixteen months ended December 31, 2014 and the twelve months ended August 31, 2013 and 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Hong Kong Television Network Limited’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 29, 2015 expressed an unqualified opinion on the effectiveness of the internal control over financial reporting of Hong Kong Television Network Limited and its subsidiaries.

/s/ KPMG

Hong Kong, China

April 29, 2015

Hong Kong Television Network Limited and its subsidiaries

Consolidated income statements

(Expressed in Hong Kong dollars)

	Note	Sixteen months ended December 31, 2014 HK$’000	Four months ended December 31, 2014 HK$’000	Twelve months ended August 31, 2014 HK$’000	Twelve months ended August 31, 2013 HK$’000	Twelve months ended August 31, 2012 HK$’000
		(Note 1)	(Note 1)	(Note 1)
			(Unaudited)	(Unaudited)
Continuing operations
Turnover	4	23,027	21,636	1,391	7,802	3,762
Cost of sales	5	(27,767)	(27,207)	(560)	(15,706)	(6,006)
Valuation gains on investment properties		3,900	2,100	1,800	43,400	18,200
Other operating expenses	6(a)	(343,799)	(98,218)	(245,581)	(201,514)	(104,960)
Other income, net	6(b)	147,609	29,907	117,702	128,909	19,920
Finance costs, net	6(c)	(7,767)	(2,016)	(5,751)	(4,860)	(2,455)
Impairment losses/ write off of assets	7	(32,000)	—	(32,000)	—	—

Loss before taxation		(236,797)	(73,798)	(162,999)	(41,969)	(71,539)
Income tax (expense)/credit	8	(205)	(60)	(145)	1,659	(2,281)

Loss from continuing operations		(237,002)	(73,858)	(163,144)	(40,310)	(73,820)

Discontinued operations
Profit from discontinued operations (net of tax)	3	—	—	—	—	3,771,694

(Loss)/profit for the period		(237,002)	(73,858)	(163,144)	(40,310)	3,697,874

Attributable to:
Equity shareholders of the Company
- Continuing operations		(237,002)	(73,858)	(163,144)	(40,310)	(71,406)
- Discontinued operations		—	—	—	—	3,771,694

		(237,002)	(73,858)	(163,144)	(40,310)	3,700,288

Non-controlling interest
- Continuing operations		—	—	—	—	(2,414)
- Discontinued operations		—	—	—	—	—

		—	—	—	—	(2,414)

(Loss)/profit for the period		(237,002)	(73,858)	(163,144)	(40,310)	3,697,874

Basis (loss)/earnings per share	11
- Continuing operations		HK(29.3) cents	HK(9.1) cents	HK(20.2) cents	HK(5.0) cents	HK(9.0) cents
- Discontinued operations		—	—	—	—	HK480.9 cents

		HK(29.3) cents	HK(9.1) cents	HK(20.2) cents	HK(5.0) cents	HK471.9 cents

Diluted (loss)/earnings per share	11
- Continuing operations		HK(29.3) cents	HK(9.1) cents	HK(20.2) cents	HK(5.0) cents	HK(9.0) cents
- Discontinued operations		—	—	—	—	HK474.1 cents

		HK(29.3) cents	HK(9.1) cents	HK(20.2) cents	HK(5.0) cents	HK465.1 cents

The accompany notes are integral part of these consolidated financial statements.

Hong Kong Television Network Limited and its subsidiaries

Consolidated statements of comprehensive income

(Expressed in Hong Kong dollars)

	Note	Sixteen months ended December 31, 2014 HK$’000	Four months ended December 31, 2014 HK$’000	Twelve months ended August 31, 2014 HK$’000	Twelve months ended August 31, 2013 HK$’000	Twelve months ended August 31, 2012 HK$’000
		(Note 1)	(Note 1)	(Note 1)
			(Unaudited)	(Unaudited)
(Loss)/profit for the period		(237,002)	(73,858)	(163,144)	(40,310)	3,697,874
Other comprehensive income	10
Items that may be reclassified subsequently to profit or loss:
- Available-for-sale securities: net movement in fair value reserve		41,540	(38,277)	79,817	(71,109)	—
- Exchange differences on translation of financial statements of subsidiaries outside Hong Kong		1	1	—	—	(265)
- Exchange reserve realized upon disposal of Telecom Business		—	—	—	—	(4,881)

Total comprehensive income for the period		(195,461)	(112,134)	(83,327)	(111,419)	3,692,728

Attributable to:
Equity shareholders of the Company		(195,461)	(112,134)	(83,327)	(111,419)	3,695,142
Non-controlling interest		—	—	—	—	(2,414)

Total comprehensive income for the period		(195,461)	(112,134)	(83,327)	(111,419)	3,692,728

The accompany notes are integral part of these consolidated financial statements.

Hong Kong Television Network Limited and its subsidiaries

Consolidated balance sheets

(Expressed in Hong Kong dollars)

	Note	December 31, 2014 HK$’000	August 31, 2014 HK$’000	August 31, 2013 HK$’000
			(Note 1)
			(Unaudited)
Non-current assets

Fixed assets	15	550,159	519,820	531,277
Intangible assets	16	391,198	395,328	291,366
Long term receivable and prepayment		285	44	133
Other financial assets	18	1,490,420	1,633,396	1,620,277

		2,432,062	2,548,588	2,443,053

Current assets

Accounts receivable	19	7,688	370	1,325
Other receivables, deposits and prepayments	19	40,752	50,202	66,688
Programme costs		344,088	363,323	289,781
Inventories		718	357	357
Other current financial assets	18	293,943	257,152	341,337
Term deposits	20(a)	—	573,043	342,657
Cash at bank and in hand	20(b)	819,186	305,221	347,849

		1,506,375	1,549,668	1,389,994

Current liabilities

Accounts payable	21	4,504	4,087	4,074
Other payables and accrued charges	21	73,876	59,921	38,600
Deposits received		1,905	1,905	1,905
Bank loans	22	802,165	862,941	531,883
Tax payable		—	285	395
Derivative financial instrument	25	—	1,340	—
Current portion - obligations under finance leases		—	—	90

		882,450	930,479	576,947

Net current assets		623,925	619,189	813,047

Total assets less current liabilities		3,055,987	3,167,777	3,256,100

Non-current liabilities

Deferred tax liabilities	24	826	482	227
Derivative financial instrument	25	—	—	5,181
Obligations under finance leases		—	—	70

		826	482	5,478

Net assets		3,055,161	3,167,295	3,250,622

Capital and reserves	23
Share capital: nominal value		—	—	80,902
Other statutory capital reserves		—	—	1,188,012

Share capital and other statutory reserves		1,268,914	1,268,914	1,268,914
Other reserves		1,786,247	1,898,381	1,981,708

Total equity		3,055,161	3,167,295	3,250,622

The accompany notes are integral part of these consolidated financial statements.

Hong Kong Television Network Limited and its subsidiaries

Consolidated statements of changes in equity

For the sixteen months ended December 31, 2014

(Expressed in Hong Kong dollars)

		Attributable to the equity shareholders of the Company
	Note	Share capital HK$’000	Share premium HK$’000	Capital redemption reserve HK$’000	Retained profits HK$’000	Revaluation reserve HK$’000	Fair value reserve HK$’000	Exchange reserve HK$’000	Other reserve HK$’000	Total HK$’000	Non-controlling interest HK$’000	Total equity HK$’000
At September 1, 2013		80,902	1,188,005	7	1,889,487	165,156	(71,109)	—	(1,826)	3,250,622	—	3,250,622

Loss for the period		—	—	—	(237,002)	—	—	—	—	(237,002)	—	(237,002)
Other comprehensive income	10	—	—	—	—	—	41,540	1	—	41,541	—	41,541

Total comprehensive income for the period		—	—	—	(237,002)	—	41,540	1	—	(195,461)	—	(195,461)
Transition to no-par value regime on March 3, 2014	23(a)	1,188,012	(1,188,005)	(7)	—	—	—	—	—	—	—	—
Revaluation reserve realized upon disposal of an investment property	15(c)	—	—	—	5,397	(5,397)	—	—	—	—	—	—

At December 31, 2014		1,268,914	—	—	1,657,882	159,759	(29,569)	1	(1,826)	3,055,161	—	3,055,161

Hong Kong Television Network Limited and its subsidiaries

Consolidated statements of changes in equity (Continued)

For the twelve months ended August 31, 2014 and the four months ended December 31, 2014 - unaudited

(Expressed in Hong Kong dollars)

		Attributable to the equity shareholders of the Company
	Note	Share capital HK$’000	Share premium HK$’000	Capital redemption reserve HK$’000	Retained profits HK$’000	Revaluation reserve HK$’000	Fair value reserve HK$’000	Exchange reserve HK$’000	Other reserve HK$’000	Total HK$’000	Non-controlling interest HK$’000	Total equity HK$’000
At September 1, 2013		80,902	1,188,005	7	1,889,487	165,156	(71,109)	—	(1,826)	3,250,622	—	3,250,622

Loss for the period		—	—	—	(163,144)	—	—	—	—	(163,144)	—	(163,144)
Other comprehensive income	10	—	—	—	—	—	79,817	—	—	79,817	—	79,817

Total comprehensive income for the period		—	—	—	(163,144)	—	79,817	—	—	(83,327)	—	(83,327)
Transition to no-par value regime on March 3, 2014	23(a)	1,188,012	(1,188,005)	(7)	—	—	—	—	—	—	—	—
Revaluation reserve realized upon disposal of an investment property	15(c)	—	—	—	5,397	(5,397)	—	—	—	—	—	—

At August 31, 2014/ September 1, 2014		1,268,914	—	—	1,731,740	159,759	8,708	—	(1,826)	3,167,295	—	3,167,295
Loss for the period		—	—	—	(73,858)	—	—	—	—	(73,858)	—	(73,858)
Other comprehensive income	10	—	—	—	—	—	(38,277)	1	—	(38,276)	—	(38,276)

Total comprehensive income for the period		—	—	—	(73,858)	—	(38,277)	1	—	(112,134)	—	(112,134)

At December 31, 2014		1,268,914	—	—	1,657,882	159,759	(29,569)	1	(1,826)	3,055,161	—	3,055,161

Hong Kong Television Network Limited and its subsidiaries

Consolidated statements of changes in equity (Continued)

For the twelve months ended August 31, 2013 and 2012

(Expressed in Hong Kong dollars)

		Attributable to the equity shareholders of the Company
	Note	Share capital HK$’000	Share premium HK$’000	Capital reserve HK$’000	Capital redemption reserve HK$’000	Retained profits HK$’000	Revaluation reserve HK$’000	Fair value reserve HK$’000	Other reserve HK$’000	Total HK$’000	Non-controlling interest HK$’000	Total equity HK$’000
At September 1, 2012		80,902	1,188,005	—	7	2,051,149	165,156	—	(1,826)	3,483,393	—	3,483,393

Loss for the period		—	—	—	—	(40,310)	—	—	—	(40,310)	—	(40,310)
Other comprehensive income	10	—	—	—	—	—	—	(71,109)	—	(71,109)	—	(71,109)

Total comprehensive income for the period		—	—	—	—	(40,310)	—	(71,109)	—	(111,419)	—	(111,419)
Final dividend paid in respect of previous period	9(b)	—	—	—	—	(121,352)	—	—	—	(121,352)	—	(121,352)

At August 31, 2013		80,902	1,188,005	—	7	1,889,487	165,156	(71,109)	(1,826)	3,250,622	—	3,250,622

		Attributable to the equity shareholders of the Company
	Note	Share capital HK$’000	Share premium HK$’000	Capital reserve HK$’000	Capital redemption reserve HK$’000	Retained profits HK$’000	Exchange reserve HK$’000	Revaluation reserve HK$’000	Other reserve HK$’000	Total HK$’000	Non-controlling interest HK$’000	Total equity HK$’000
At September 1, 2011		77,191	1,083,495	23,759	7	607,783	5,146	—	—	1,797,381	—	1,797,381

Profit for the period		—	—	—	—	3,700,288	—	—	—	3,700,288	(2,414)	3,697,874
Other comprehensive income	10	—	—	—	—	—	(5,146)	—	—	(5,146)	—	(5,146)

Total comprehensive income for the period		—	—	—	—	3,700,288	(5,146)	—	—	3,695,142	(2,414)	3,692,728
Final dividend paid in respect of previous period	9(b)	—	—	—	—	(115,901)	—	—	—	(115,901)	—	(115,901)
Special dividend paid in respect of current period	9(a)	—	—	—	—	(2,022,542)	—	—	—	(2,022,542)	—	(2,022,542)
Interim dividend paid in respect of current period	9(a)	—	—	—	—	(119,674)	—	—	—	(119,674)	—	(119,674)
Shares issued upon exercise of share options		3,711	104,510	(33,044)	—	—	—	—	—	75,177	—	75,177
Equity settled share-based transactions	6(d)	—	—	10,480	—	—	—	—	—	10,480	—	10,480
Share options lapsed		—	—	(1,195)	—	1,195	—	—	—	—	—	—
Revaluation of investment properties		—	—	—	—	—	—	165,156	—	165,156	—	165,156
Contributions from non-controlling interest		—	—	—	—	—	—	—	—	—	2,450	2,450
Acquisition of non-controlling interest		—	—	—	—	—	—	—	(1,826)	(1,826)	(36)	(1,862)

At August 31, 2012		80,902	1,188,005	—	7	2,051,149	—	165,156	(1,826)	3,483,393	—	3,483,393

The accompany notes are integral part of these consolidated financial statements.

Hong Kong Television Network Limited and its subsidiaries

Consolidated cash flow statements

(Expressed in Hong Kong dollars)

	Note	Sixteen months ended December 31, 2014 HK$’000	Four months ended December 31, 2014 HK$’000	Twelve months ended August 31, 2014 HK$’000	Twelve months ended August 31, 2013 HK$’000	Twelve months ended August 31, 2012 HK$’000
		(Note 1)	(Note 1)	(Note 1)
			(Unaudited)	(Unaudited)
Net cash (outflow)/inflow from operating activities	26	(291,066)	(49,662)	(241,404)	(356,804)	184,927
Overseas tax paid		—	—	—	—	(3,003)

Net cash (outflow)/inflow from operating activities		(291,066)	(49,662)	(241,404)	(356,804)	181,924

Investing activities
Additions of available-for-sale securities		(632,697)	(172,350)	(460,347)	(2,181,277)	—
Proceeds from disposal of available-for-sale securities		244,437	30,470	213,967	155,939	—
Proceeds from maturity of available-for-sale securities		591,983	203,672	388,311	—	—
Acquisition of a subsidiary		(142,343)	—	(142,343)	—	—
Decrease/(increase) in term deposits		335,329	567,908	(232,579)	211,659	(544,040)
Dividend received		1,825	336	1,489	895	—
Interest received		160,071	41,289	118,782	70,749	14,282
Proceeds from disposal of Telecom Business (net of cash disposed of)	3(d)	—	—	—	—	4,655,367
Purchases of fixed assets		(61,347)	(43,509)	(17,838)	(39,394)	(467,840)
Proceeds from disposal of fixed assets		10,000	19	9,981	87	24,022

Net cash inflow/(outflow) from investing activities		507,258	627,835	(120,577)	(1,781,342)	3,681,791

Net cash inflow/(outflow) before financing activities		216,192	578,173	(361,981)	(2,138,146)	3,863,715

Financing activities
Proceeds from issuance of new shares		—	—	—	—	75,177
Net proceeds from/ (repayment of) bank loans		270,425	(61,317)	331,742	531,847	—
Repayment of capital element of finance leases		(160)	—	(160)	(85)	(99)
Interest element of finance leases		(3)	—	(3)	(9)	(19)
Interest paid on bank loans		(7,232)	(2,043)	(5,189)	(2,402)	—
Other borrowing cost paid		(6,017)	(1,756)	(4,261)	(4,235)	(7,134)
Acquisition of non-controlling interest		—	—	—	—	(1,862)
Dividends paid		—	—	—	(121,354)	(2,257,812)

Net cash inflow/(outflow) from financing activities		257,013	(65,116)	322,129	403,762	(2,191,749)

Hong Kong Television Network Limited and its subsidiaries

Consolidated cash flow statements

(Expressed in Hong Kong dollars)

	Note	Sixteen months ended December 31, 2014 HK$’000	Four months ended December 31, 2014 HK$’000	Twelve months ended August 31, 2014 HK$’000	Twelve months ended August 31, 2013 HK$’000	Twelve months ended August 31, 2012 HK$’000
		(Note 1)	(Note 1)	(Note 1)
			(Unaudited)	(Unaudited)
Increase/(decrease) in cash and cash equivalents		473,205	513,057	(39,852)	(1,734,384)	1,671,966
Cash and cash equivalent at the beginning of the period		347,849	305,221	347,849	2,080,053	408,131
Effect of foreign exchange rate changes		(1,868)	908	(2,776)	2,180	(44)

Cash and cash equivalent at the end of the period		819,186	819,186	305,221	347,849	2,080,053

Analysis of the balances of cash and cash equivalents
Cash at bank and in hand	20(b)	819,186	819,186	305,221	347,849	2,083,079
Bank overdrafts - unsecured		—	—	—	—	(3,026)

		819,186	819,186	305,221	347,849	2,080,053

The accompany notes are integral part of these consolidated financial statements.

1	Change of financial year end date

Hong Kong Television Network Limited (the “Company”) was incorporated in Hong Kong on May 19, 1992 under the Hong Kong Companies Ordinance. Pursuant to a resolution of the Board dated August 29, 2014, the Company’s financial year end date has been changed from August 31 to December 31 in order to unify the financial year end dates of the Company and its subsidiaries and align with the business cycle of the Group’s potential customers in the e-commerce retail industry and the multimedia advertising industry. Accordingly, the consolidated financial statements for the current financial period cover a period of sixteen months from September 1, 2013 to December 31, 2014. The figures presented for the consolidated income statement, consolidated statement of changes in equity and consolidated cash flow statement and related notes cover the financial year from September 1, 2012 to August 31, 2013 (“Fiscal 2013”) and financial year from September 1, 2011 to August 31, 2012 (“Fiscal 2012”). As the Fiscal 2013 and Fiscal 2012 figures are not directly comparable with those of current financial period, financial information for the twelve months ended August 31, 2014 and the four months ended December 31, 2014 (“Supplementary financial information”), prepared in accordance with International Financial Reporting Standards, has been disclosed to enhance comparability. The Supplementary financial information has not been audited.

2	Significant accounting policies

(a)	Statement of compliance

The Company and its subsidiaries (collectively referred to as the “Group”) are engaged in the provision of multimedia business, including but not limited to the offer of free TV programme through Over-The-Top (“OTT”) platform, multimedia and drama productions, content distribution, online shopping mall operation and other related services (“Multimedia Business”).

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

Note 2(c) provides information on any changes in accounting policies resulting from initial application of those developments to the extent that they are relevant to the Group for the current and prior accounting periods reflected in these financial statements.

The accompanying consolidated financial statements were authorized for issue by the Board of Directors on April 29, 2015.

(b)	Basis of preparation of the financial statements

The measurement basis used in the preparation of the financial statements is the historical cost basis except that investments in available-for-sale securities, investment properties and certain financial assets and liabilities are stated at their fair values or amortized costs as explained in the accounting policies set out below (see notes 2(f), 2(g), 2(l), 2(n), 2(s) and 2(t)).

The preparation of financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances but are inherently uncertain and unpredictable, the results of which form the basis of making the judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgments made by management in the application of IFRSs that have significant effect on the financial statements and major sources of estimation uncertainty are discussed in notes 7, 15 and 27.

(c)	Change in accounting policies

The IASB has issued a number of new IFRSs, which term collectively includes all applicable individual IFRSs, IASs and Interpretations and amendments to IFRSs, that are first effective for the current accounting period of the Group. Of these, the following developments are relevant to the Group’s financial statements:

–	IFRS 13, Fair value measurement

–	Amendments to IFRS 7, Financial Instruments: Disclosures – Offsetting financial assets and financial liabilities

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

IFRS 13, Fair value measurement

IFRS 13 replaces existing guidance in individual IFRSs with a single source of fair value measurement guidance. IFRS 13 also contains extensive disclosure requirements about fair value measurements for both financial instruments and non-financial instruments. The Group has provided those disclosures in notes 15 and 27. The adoption of IFRS 13 does not have any material impact on the fair value measurements of the Group’s assets and liabilities.

Amendments to IFRS 7, Financial Instruments: Disclosures –Offsetting financial assets and financial liabilities

The amendments introduce new disclosures in respect of offsetting financial assets and financial liabilities. Those new disclosures are required for all recognized financial instruments that are set off in accordance with IAS 32, Financial instruments: Presentation and those that are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments and transactions, irrespective of whether the financial instruments are set off in accordance with IAS 32.

The adoption of the amendments does not have an impact on the Group’s financial statements because the Group has not offset financial instruments, nor has it entered into any master netting arrangement or similar agreement which is subject to the disclosure requirements of IFRS 7.

(d)	Subsidiaries and controlled entities

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. When assessing whether the Group has power, only substantive rights (held by the Group and other parties) are considered.

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

When the Group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognized in profit or loss. Any interest retained in that former subsidiary at the date when control is lost is recognized at fair value and this amount is regarded as the fair value on initial recognition of a financial asset or, when appropriate, the cost on initial recognized of an investment in an associate or jointly venture.

(ii)	Translation of foreign currencies

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in profit or loss.

The results of foreign operations are translated into Hong Kong dollars at an average rate for the year. Balance sheet items are translated into Hong Kong dollars at the closing foreign exchange rates at the balance sheet date. The resulting exchange differences are recognized in other comprehensive income and accumulated separately in equity in the exchange reserve.

On disposal of a foreign operation, the cumulative amount of the exchange differences relative to that foreign operation is reclassified from equity to profit or loss when the profit or loss on disposal is recognized.

(f)	Investments in debt and equity securities

The Group’s policies for investments in debt and equity securities, are as follows:

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

Investments in securities held for trading are classified as current assets. Any attributable transaction costs are recognized in profit or loss as incurred. At the balance sheet date the fair value is remeasured, with any resultant gain or loss being recognized in profit or loss. The net gain or loss recognized in profit or loss does not include any dividends or interest earned on these investments as these are recognized in accordance with the policies set out in notes 2(u)(v) and 2(u)(vii).

Dated debt securities that the Group and/or the Company have the positive ability and intention to hold to maturity are classified as held-to-maturity securities. Held-to-maturity securities are stated at amortized cost less impairment losses (see note 2(k)).

Investments in securities which do not fall into any of the above categories are classified as available-for-sale securities. At the balance sheet date the fair value is remeasured, with any resultant gain or loss being recognized in other comprehensive income and accumulated separately in equity in the fair value reserve. As an exception to this, investments in equity securities that do not have a quoted price in an active market for an identical instrument and whose fair value cannot otherwise be reliably measured are recognized in the balance sheet at cost less impairment losses (see note 2(k)). Dividend income from equity securities and interest income from debt securities calculated using the effective interest method are recognized in profit or loss in accordance with the policies set out in notes 2(u)(v) and 2(u)(vii) respectively. Foreign exchange gains and losses resulting from changes in the amortized cost of debt securities are also recognized in profit or loss.

When the investments are derecognized or impaired (see note 2(k)), the cumulative gain or loss recognized in equity is reclassified to profit or loss. Investments are recognized/derecognized on the date the Group commits to purchase /sell the investments or they expire.

(g)	Investment property

Investment properties are land and/or buildings which are owned and held to earn rental income and/or for capital appreciation.

Investment properties are stated at fair value, unless they are still in the course of construction or development at the balance sheet date and their fair value cannot be reliably measured at that time. Any gain or loss arising from a change in fair value or from the retirement or disposal of an investment property is recognized in profit or loss. Rental income from investment properties is accounted for as described in note 2(u)(vi).

When the Group holds a property interest under an operating lease to earn rental income and/or for capital appreciation, the interest is classified and accounted for as an investment property on a property-by-property basis. Any such property interest which has been classified as an investment property is accounted for as if it were held under a finance lease (see note 2(j)), and the same accounting policies are applied to that interest as are applied to other investment properties leased under finance leases. Lease payments are accounted for as described in note 2(j).

(h)	Fixed assets

(i)	Construction in progress

Construction in progress was carried at cost, which includes development and construction expenditure incurred and interest and direct costs attributable to the development less any accumulated impairment loss (see note 2(k)) as considered necessary by the directors. No depreciation is provided for construction in progress. Upon completion, the associated costs are transferred to leasehold land and buildings.

(ii)	Other fixed assets

Other fixed assets, comprising buildings, leasehold improvements, broadcasting and production equipment, network, computer and office equipment, furniture, fixtures and fittings and motor vehicles, are stated at cost less accumulated depreciation and accumulated impairment losses (see note 2(k)).

Depreciation is calculated to write off the cost of items of fixed assets, less their estimated residual value, if any, using the straight-line method over their estimated useful lives as follows:

• Buildings situated on leasehold land are depreciated over the shorter of the unexpired term of lease and their estimated useful lives of 50 years

• Furniture, fixtures and fittings	4 years

• Broadcasting and production equipment	2 - 10 years

• Network, computer and office equipment	4 - 15 years

• Motor vehicles	4 years

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

The gain or loss on disposal of a fixed asset is the difference between the net disposal proceeds and the carrying amount of the relevant asset, and is recognized in profit or loss on the date of disposal.

(i)	Intangible assets

Intangible assets that are acquired by the Group are stated at cost less accumulated amortization (where the estimated useful life is finite) and impairment losses (see note 2(k)).

Amortization of intangible assets with finite useful lives is charged to profit or loss on a straight-line basis over the assets’ estimated useful lives. The following intangible assets with finite useful lives are amortized from the date they are available for use and their estimated useful lives are as follows:

• Indefeasible right of use (“IRU”) of telecommunications capacity	20 years

• Right to use of telecommunications services	10 years

• Mobile television broadcast spectrum	12 years

Both the period and method of amortization are reviewed annually.

(j)	Assets held under leases

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

(i)	Classification of assets leased to the Group

Assets that are held by the Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under finance leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases, with the following exceptions:

-	property held under operating leases that would otherwise meet the definition of an investment property is classified as investment property on a property-by-property basis and, if classified as investment property, is accounted for as if held under a finance lease (see note 2(g)); and

-	land held for own use under an operating lease for which its fair value cannot be measured separately from the fair value of a building situated thereon at the inception of the lease, is accounted for as being held under a finance lease, unless the building is also clearly held under an operating lease. For these purposes, the inception of the lease is the time that the lease was first entered into by the Group, or taken over from the previous lessee.

(ii)	Finance leases

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset or, if lower, the present value of the minimum lease payments of such assets, are included in fixed assets with the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation and impairment losses are accounted for in accordance with the accounting policy as set out in note 2(h) and note 2(k). Finance charges implicit in the lease payments are charged to profit or loss over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

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

Impairment losses are written off against the corresponding assets directly, except for impairment losses recognized in respect of trade debtors, whose recovery is considered doubtful but not remote. In this case, the impairment losses for doubtful debts are recorded using an allowance account. When the Group is satisfied that recovery is remote, the amount considered irrecoverable is written off against trade debtors directly and any amounts held in the allowance account relating to that debt are reversed. Subsequent recoveries of amounts previously charged to the allowance account are reversed against the allowance account. Other changes in the allowance account and subsequent recoveries of amounts previously written off directly are recognized in profit or loss.

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

The recoverable amount of an asset is the greater of its fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

•	Recognition of impairment losses

An impairment loss is recognized in profit or loss whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognized in respect of cash-generating units are allocated to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to disposal (if measurable) or value in use (if determinable).

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

(iii)	Interim financial reporting and impairment

Under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, the Group is required to prepare an interim financial report in compliance with IAS 34, Interim financial reporting , in respect of the first six months and twelve months of the financial year. At the end of the interim periods, the Group applies the same impairment testing, recognition and reversal criteria as it would at the end of the financial period (see notes 2(k)(i) and 2(k)(ii)).

Impairment losses recognized in an interim period in respect of available-for-sale equity securities carried at cost are not reversed in a subsequent period. This is the case even if no loss, or a smaller loss, would have been recognized had the impairment been assessed only at the end of the financial year to which the interim period relates. Consequently, if the fair value of an available-for-sale equity security increases in the remainder of the annual period, or in any other period subsequently, the increase is recognized in other comprehensive income and not profit or losses.

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

Programme costs are stated at cost less amounts expensed and any provision considered necessary by management. Programme costs are charged to the profit or loss based on the broadcasting schedule of the programme reflecting the pattern of consumption of their economic benefits.

•	Self-produced programmes

Self-produced programmes consist primarily of drama, infotainment and variety programmes. Cost of self-produced programmes comprises direct production cost and an appropriate proportion of production overheads.

•	Purchased programmes

Purchased programmes consist film rights acquired for showing on the Group’s television platform. Cost of purchased programme comprises cost of purchase, cost of conversion and an appropriate proportion of production overheads.

(n)	Accounts receivables

Trade and other receivables are initially recognized at fair value and thereafter stated at amortized cost less allowance for impairment of doubtful debts (see note 2(k)(i)), except where the receivables are interest-free loans made to related parties without any fixed repayment terms or the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less impairment of doubtful debts (see note 2(k)(i)).

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

Where the Group issues a financial guarantee, the fair value of the guarantee is initially recognized as deferred income within trade and other payables. The fair value of financial guarantees issued at the time of issuance is determined by reference to fees charged in an arm’s length transaction for similar services. When such information is obtainable, or is otherwise estimated by reference to interest rate differentials, by comparing the actual rates charged by lenders when the guarantee is made available with the estimated rates that lenders would have charged, had the guarantees not been available, where reliable estimates of such information can be made. Where consideration is received or receivable for the issuance of the guarantee, the consideration is recognized in accordance with the Group’s policies applicable to that category of asset. Where no such consideration is received or receivable, an immediate expense is recognized in profit or loss on initial recognition of any deferred income. The amount of the guarantee initially recognized as deferred income is amortized in profit or loss over the term of the guarantee as income from financial guarantees issued. In addition, provisions are recognized in accordance with note 2(p)(ii) if and when (i) it becomes probable that the holder of the guarantee will call upon the Group under the guarantee, and (ii) the amount of that claim on the Group is expected to exceed the amount currently carried in trade and other payables in respect of that guarantee i.e. the amount initially recognized, less accumulated amortization.

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

Where investment properties are carried at their fair value in accordance with the accounting policy set out in note 2(g), the amount of deferred tax recognized is measured using the tax rates that would apply on sale of those assets at their carrying value at the balance sheet date unless the property is depreciable and is held within a business model whose objective is to consume substantially all of the economic benefits embodied in the property over time, rather than through sale. In all other cases, the amount of deferred tax recognized is measured based on the expected manner of realization or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

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

Trade and other payables are initially recognized at fair value. Except for financial guarantee liabilities measured in accordance with note 2(p), trade and other payables are subsequently stated at amortized cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(u)	Revenue recognition

(i)	Advertising income, net of agency deductions, is recognized when the advertisements are delivered through the Group’s OTT platform.

(ii)	Revenue for licensing of programme rights is recognized over the contract period or upon delivery of the programmes concerned in accordance with the terms of the contracts.

(iii)	Artiste management fee income is recognized when the services are rendered.

(iv)	E-commerce income primarily comprised of commission income and revenue from merchandise sales. Commission income are recognized for transactions where the Group is not the primary obligor, is not subject to inventory risk, and does not have latitude in establishing prices and selecting suppliers. Commission income are recognized on a net basis which is based on a fixed percentage of the sales amount. Revenue from merchandise sales and related costs are recognized on a gross basis when the Group acts as a principal.

Commission income and revenue from merchandise sales are recognized when the customer has accepted the goods and the related risks and rewards of ownership.

(v)	Interest income is recognized as it accrues using the effective interest method.

(vi)	Rental income receivable under operating leases is recognized in profit or loss in equal instalments over the periods covered by the lease term, except where an alternative basis is more representative of the platform of benefits to be derived from the leased assets. Lease incentives granted are recognized in profit or loss as an integral part of the aggregate net lease payments receivable.

(vii)	Dividend income from unlisted investments is recognized when the shareholder’s right to receive payment is established. Dividend income from listed investments is recognized when the share price of the investment goes ex-dividend.

(viii)	Revenue for the provision of international telecommunication and fixed telecommunications network services are recognized, when an arrangement exists, service is rendered, the fee is fixed or determinable, and collectability is probable.

(ix)	Tariff-free period granted to subscribers of fixed communications networks services are recognized in profit or loss ratably over the respective term of the services subscription agreement.

(x)	Amount received in advance for the provision of fixed telecommunications network services is deferred and included under deferred service revenue, and subsequently recognized as revenue on a straight-line basis over the related service period.

(v)	Borrowing costs

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

Geographical information is not presented as the majority of the Group’s operations are conducted in Hong Kong and majority of the assets are located in Hong Kong.

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

3	Discontinued operations

On March 31, 2012, the Group entered into a Sales and Purchase Agreement with a third party (the “Purchaser”) to dispose of the Group’s International Telecommunications Services and Fixed Telecommunications Network Service businesses (the “Telecom Business”) (the “Disposal”). The consideration for the Disposal comprised of cash consideration of HK$4,873,649,000 on a cash-free, debt-free basis. As part and parcel of the Disposal, the Telecom Business grant an intangible asset, including indefeasible right of use (“IRU”) of the telecommunications capacity and right to use of telecommunications services to the Group upon the completion of Disposal. The Disposal was completed on May 30, 2012. The operating results of the disposed Telecom Business up to the disposal date have been presented as discontinued operations in the twelve months ended August 31, 2012.

(a)	The results of the discontinued operations included in the consolidated financial statements for the twelve months ended August 31, 2012 are as follows:

		Twelve months ended August 31, 2012
	Note	HK$’000
Turnover	4	1,433,775
Network costs and cost of sales	5	(277,028)
Other operating expenses	6(a)	(860,946)
Other income, net	6(b)	3,638
Finance costs, net	6(c)	574

Profit before taxation		300,013
Income tax expense	8	(48,407)

Profit after taxation		251,606
Gain on sale of discontinued operations	3(c)	3,520,088

Profit from discontinued operations		3,771,694

(b)	The cash flows of the discontinued operations for the twelve months ended August 31, 2012 are as follows:

Twelve months ended August 31, 2012
HK$’000
Net cash inflow from operating activities	414,695
Net cash inflow from investing activities	4,336,661
Net cash outflow from financing activities	(211,887)

Net cash inflow from discontinued operations	4,539,469

(c)	Effect of Disposal on the financial position of the Group:

		Twelve months ended August 31, 2012
	Note	HK$’000
Net assets disposed of:
Goodwill		1,066
Fixed assets		1,601,528
Long term receivable and prepayment		4,533
Deferred expenditure		36,978
Accounts receivable		75,481
Other receivables, deposits and prepayments		165,161
Cash at bank and in hand		42,357
Bank overdrafts - unsecured		(7,529)
Accounts payable		(19,221)
Other payables and accrued charges		(147,364)
Deposits received		(20,946)
Tax payable		(1,721)
Deferred tax liabilities		(157,102)
Deferred services revenue		(81,241)
Obligations under finance leases		(49)

		1,491,931

Satisfied by:
Cash consideration		(4,873,649)
Grant of intangible assets including IRU of the telecommunications capacity and right to use of telecommunications services		(316,943)
Exchange reserve realized upon disposal of Telecom Business	10	(4,881)
Transaction costs		183,454

Gain on sale of discontinued operations		(3,520,088)

No provision for Hong Kong Profits Tax has been made for the gain on sale of discontinued operations.

(d)	Analysis of the net cash inflow in respect of the Disposal:

Twelve months ended August 31, 2012
HK$’000
Cash consideration	4,873,649
Transaction costs	(183,454)
Cash and cash equivalents disposed of	(34,828)

Net cash inflow	4,655,367

4	Turnover and segment information

The Group is principally engaged in the provision of multimedia business, including but not limited to the offer of free TV programming through OTT platform, multimedia and drama productions, contents distribution, online shopping mall operation and other related services.

Prior to the Disposal, the Group was also engaged in the provision of international telecommunications services and fixed telecommunications network services to customers in Hong Kong and Canada which have been classified as discontinued operations in the twelve months ended August 31, 2012.

Turnover

The amount of each significant category of revenue recognized in turnover during the periods is as follows:

	Sixteen months ended December 31, 2014 HK$’000	Four months ended December 31, 2014 HK$’000	Twelve months ended August 31, 2014 HK$’000	Twelve months ended August 31, 2013 HK$’000	Twelve months ended August 31, 2012 HK$’000
		(Unaudited)	(Unaudited)
Continuing operations
Licensing of programme rights and net advertising income	20,612	20,542	70	6,745	3,762
Artiste Management services	924	318	606	277	—
Others (Note)	1,491	776	715	780	—

	23,027	21,636	1,391	7,802	3,762

Discontinued operations
International telecommunications services	—	—	—	—	134,645
Fixed telecommunications network services	—	—	—	—	1,299,130

	—	—	—	—	1,433,775

	23,027	21,636	1,391	7,802	1,437,537

Note: Others include income from programme production and e-commerce income.

Segmental Information

For the sixteen months ended December 31, 2014, four months ended December 31, 2014, twelve months ended August 31, 2014 and 2013

In a manner consistent with the way in which information is reported internally to the Group’s chief operating decision maker for purposes of resource allocation and performance assessment, the Group has only identified one business segment i.e. Multimedia Business. In addition, the majority of the Group’s operations are conducted in Hong Kong and majority of the assets are located in Hong Kong. Accordingly, no operating or geographical segment information is presented.

For the twelve months ended August 31, 2012

Prior to the Disposal, the Group had two reportable business segments – international telecommunication services and fixed telecommunications network services. As a result of the Disposal, the Group has one reportable business segment – Multimedia Business.

Continuing operations:

–	Multimedia services and others	:	provision of multimedia production and distribution and other multimedia related activities

Discontinued operations:

–	International telecommunications	:	provision of international long distance calls services

–	Fixed telecommunications network	:	provision of dial up and broadband Internet access services, local voice-over-IP (VoIP) services, IP-TV services and corporate data services

The Group’s inter-segment transactions mainly consisted of provision of leased lines services and licensing of programme right. These transactions were entered into on similar terms as those contracted with third parties.

	Twelve months ended August 31, 2012
	Continuing operations	Discontinued operations
	Multimedia services and others HK$’000	International telecommunications services HK$’000	Fixed telecommunications network services HK$’000	Elimination HK$’000	Group HK$’000
Turnover
- External sales	3,762	134,645	1,299,130	—	1,437,537
- Inter-segment sales	1,100	698	10,530	(12,328)	—

	4,862	135,343	1,309,660	(12,328)	1,437,537

Segment results	(107,204)	32,555	263,246		188,597

Other net income					6,317
Valuation gains on investment properties					18,200
Gain on sale of discontinued operations					3,520,088
Bank interest income					17,241
Finance costs, net					(1,881)

Profit before taxation					3,748,562
Income tax expense					(50,688)

Profit for the year					3,697,874

	August 31, 2012
	Continuing operations	Discontinued operations
	Multimedia services and others HK$’000	International telecommunications services HK$’000	Fixed telecommunications network services HK$’000	Group HK$’000
Segment assets	2,755,116	—	—	2,755,116
Term deposits				544,040
Investment properties				238,200

Total assets				3,537,356

Segment liabilities	51,682	—	—	51,682
Tax payable				935
Deferred tax liabilities				1,346

Total liabilities				53,963

Capital expenditure incurred during the year	178,750	3,665	279,978	462,393
Depreciation for the year	4,636	7,021	174,248	185,905

5	Network costs and cost of sales

Continuing operations:

Cost of sales mainly include programme costs charged to the profit or loss over the showing period and talent costs and other production costs which are directly attributable to the revenue generated from licensing of programme rights, programme production and provision of artiste management services.

Discontinued operations:

Network costs and cost of sales mainly include interconnection charges paid to local and overseas carriers, leased line rentals, programme fees, and production costs for the IP-TV service, and do not include depreciation charge which is included in other operating expenses.

6	(Loss)/profit before taxation

(Loss)/profit before taxation is arrived at after charging/crediting the following:

(a)	Other operating expenses

	Sixteen months ended December 31, 2014 HK$’000	Four months ended December 31, 2014 HK$’000	Twelve months ended August 31, 2014 HK$’000	Twelve months ended August 31, 2013 HK$’000	Twelve months ended August 31, 2012 HK$’000
		(Unaudited)	(Unaudited)
Continuing operations
Depreciation	37,773	10,188	27,585	26,622	6,268
Less: depreciation capitalized as programme costs	(3,403)	(508)	(2,895)	(7,515)	(1,632)

	34,370	9,680	24,690	19,107	4,636

Advertising and marketing expenses	10,070	9,231	839	8,595	214
Auditor’s remuneration	2,395	1,331	1,064	1,500	1,630
Operating lease charges in respect of
- land and building	11,652	4,414	7,238	4,796	2,827
- equipments	1,701	1,074	627	—	—
Loss/(gain) on disposal of fixed assets	208	(3)	211	263	675
Talent costs (note 6(d))	146,502	40,688	105,814	84,303	55,971
Amortization of intangible assets (note 16)	40,067	10,992	29,075	20,360	5,217
Impairment of accounts receivable	—	—	—	100	—
Write off of artiste prepayment	28,328	3,353	24,975	16,852	697
Provision for committed artiste payment	6,003	(4,860)	10,863	—	—
Others	62,503	22,318	40,185	45,638	33,093

	343,799	98,218	245,581	201,514	104,960

Discontinued operations
Depreciation	—	—	—	—	181,269
Advertising and marketing expenses	—	—	—	—	271,532
Auditor’s remuneration	—	—	—	—	1,071
Operating lease charges in respect of land and buildings	—	—	—	—	26,910
Gain on disposal of fixed assets	—	—	—	—	(2,674)
Talent costs (note 6(d))	—	—	—	—	233,814
Amortization of deferred expenditure	—	—	—	—	29,902
Others	—	—	—	—	119,122

	—	—	—	—	860,946

	343,799	98,218	245,581	201,514	965,906

(b)	Other income, net

	Sixteen months ended December 31, 2014 HK$’000	Four months ended December 31, 2014 HK$’000	Twelve months ended August 31, 2014 HK$’000	Twelve months ended August 31, 2013 HK$’000	Twelve months ended August 31, 2012 HK$’000
		(Unaudited)	(Unaudited)
Continuing operations
Bank interest income	23,017	5,292	17,725	27,051	16,167
Dividend income from available-for-sale equity securities	1,825	336	1,489	895	—
Interest income from available-for-sale debt securities	120,353	29,407	90,946	61,406	—
Gain on disposal of available-for-sale securities	4,946	504	4,442	4,508	—
Rentals from investment properties	15,306	3,809	11,497	11,765	3,388
Net exchange (loss)/gain	(18,425)	(9,469)	(8,956)	23,007	229
Others	587	28	559	277	136

	147,609	29,907	117,702	128,909	19,920

Discontinued operations
Interest income	—	—	—	—	1,074
Net exchange gain	—	—	—	—	408
Others	—	—	—	—	2,156

	—	—	—	—	3,638

	147,609	29,907	117,702	128,909	23,558

(c)	Finance costs, net

	Sixteen months ended December 31, 2014 HK$’000	Four months ended December 31, 2014 HK$’000	Twelve months ended August 31, 2014 HK$’000	Twelve months ended August 31, 2013 HK$’000	Twelve months ended August 31, 2012 HK$’000
		(Unaudited)	(Unaudited)
Continuing operations
Interest element of finance leases	3	—	3	9	15
Bank charges	178	61	117	2,150	—
Interest on bank loans	7,169	1,952	5,217	2,530	—
Change in fair value of derivative financial instrument	(5,181)	(1,340)	(3,841)	(4,482)	(1,901)
Other borrowing costs	5,598	1,343	4,255	4,653	4,341

	7,767	2,016	5,751	4,860	2,455

Discontinued operations
Interest element of finance leases	—	—	—	—	4
Others	—	—	—	—	(578)

	—	—	—	—	(574)

	7,767	2,016	5,751	4,860	1,881

(d)	Talent costs

	Sixteen months ended December 31, 2014 HK$’000	Four months ended December 31, 2014 HK$’000	Twelve months ended August 31, 2014 HK$’000	Twelve months ended August 31, 2013 HK$’000	Twelve months ended August 31, 2012 HK$’000
		(Unaudited)	(Unaudited)
Continuing operations
Wages and salaries	200,103	43,494	156,609	208,264	104,411
Retirement benefit costs - defined contribution plans (note 12)	9,004	1,866	7,138	9,876	3,993

	209,107	45,360	163,747	218,140	108,404
Less: Talent costs capitalized as programme costs	(62,605)	(4,672)	(57,933)	(121,207)	(47,140)
Talent costs included in cost of sales	—	—	—	(12,630)	(5,293)

	146,502	40,688	105,814	84,303	55,971

Discontinued operations
Wages and salaries	—	—	—	—	396,008
Equity settled share-based transaction	—	—	—	—	10,480
Retirement benefit costs - defined contribution plans (note 12)	—	—	—	—	38,074

	—	—	—	—	444,562
Less: Talent costs capitalized as fixed assets	—	—	—	—	(17,671)
Talent costs included in network costs and cost of sales	—	—	—	—	(6,247)
Talent costs included in advertising and marketing expenses	—	—	—	—	(186,830)

	—	—	—	—	233,814

	146,502	40,688	105,814	84,303	289,785

Talent costs include all compensation and benefits paid to and accrued for all individuals employed by the Group, including directors.

7	Impairment losses/ write off of assets

The Group’s Multimedia Business comprised of two cash generating units (“CGU”), namely “Media”, which operates the multimedia and drama production and contents distribution business, and “E-commerce”, which operates the online shopping business of the Group.

The Group recognized impairment loss on fixed assets, intangible assets and programme costs and wrote off certain construction in progress with an aggregated amount of HK$32,000,000 during the sixteen months ended December 31, 2014.

The Group has identified indications of impairment of its Media CGU assets, primarily as a result of the uncertainty in the legal and technical feasibility in the provision of mobile television services. The recoverable amounts of these assets, which include primarily programme costs and certain fixed assets and intangible assets, were assessed based on their value in use at the Media CGU level as well as the Group’s Multimedia Business as a whole, and determined by discounting the estimated cashflows to be generated from the use of these assets at pre-tax discount rates of 13.40% at the Media CGU level and 15.25% at the overall Multimedia Business level. Key assumptions used in the estimation of value in use included discount rate, projected revenue of the Media CGU and projected revenue of E-commerce CGU.

8	Income tax (expense)/credit

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

The amount of income tax (expense)/credit in the consolidated income statement represents:

	Sixteen months ended December 31, 2014 HK$’000	Four months ended December 31, 2014 HK$’000	Twelve months ended August 31, 2014 HK$’000	Twelve months ended August 31, 2013 HK$’000	Twelve months ended August 31, 2012 HK$’000
		(Unaudited)	(Unaudited)
Continuing operations
Current taxation
Hong Kong
- Provision for the year	—	—	—	—	(935)
- Over-provision in respect of prior year	394	284	110	540	—
Deferred taxation
Origination and reversal of temporary differences	(599)	(344)	(255)	1,119	(1,346)

	(205)	(60)	(145)	1,659	(2,281)

Discontinued operations
Current taxation
Non-Hong Kong
- Provision for the year	—	—	—	—	(2,443)
Deferred taxation
Origination and reversal of temporary differences	—	—	—	—	(45,964)

	—	—	—	—	(48,407)

	(205)	(60)	(145)	1,659	(50,688)

The Group’s income tax (expense)/credit differs from the theoretical amount that would arise using the (loss)/profit before taxation at applicable tax rates as follows:

	Sixteen months ended December 31, 2014 HK$’000	Four months ended December 31, 2014 HK$’000	Twelve months ended August 31, 2014 HK$’000	Twelve months ended August 31, 2013 HK$’000	Twelve months ended August 31, 2012 HK$’000
		(Unaudited)	(Unaudited)
(Loss)/profit before taxation	(236,797)	(73,798)	(162,999)	(41,969)	3,748,562

Notional tax on (loss)/profit before taxation, calculated at the prevailing tax rates applicable to profit in the jurisdiction concerned	39,072	12,178	26,894	6,925	(619,401)
Effect of non-taxable income	21,577	6,399	15,178	22,691	4,662
Effect of non-deductible expenses	(8,705)	470	(9,175)	(4,886)	(3,627)
Over-provision in respect of prior years	394	284	110	540	—
Effect of unused tax losses not recognized	(53,200)	(18,772)	(34,428)	(23,952)	(9,693)
Effect of disposal of Telecom Business	—	—	—	—	577,383
Others	657	(619)	1,276	341	(12)

Income tax (expense) /credit	(205)	(60)	(145)	1,659	(50,688)

Representing by
- Continuing operations	(205)	(60)	(145)	1,659	(2,281)
- Discontinued operations	—	—	—	—	(48,407)

	(205)	(60)	(145)	1,659	(50,688)

9	Dividends

(a)	Dividends payable to equity shareholders of the Company attributable to the period

	Sixteen months ended December 31, 2014 HK$’000	Four months ended December 31, 2014 HK$’000	Twelve months ended August 31, 2014 HK$’000	Twelve months ended August 31, 2013 HK$’000	Twelve months ended August 31, 2012 HK$’000
		(Unaudited)	(Unaudited)
Special dividend declared and paid of HK$2.5 per ordinary share	—	—	—	—	2,022,542
Interim dividend declared and paid of HK15 cents per ordinary share	—	—	—	—	119,674
Final dividend proposed after the August 31, 2012 of HK15 cents per ordinary share	—	—	—	—	121,352

	—	—	—	—	2,263,568

The Board has resolved not to declare any final dividend for the sixteen months ended December 31, 2014 and the twelve months ended August 31, 2013.

The final dividend proposed after the balance sheet date has not been recognized as a liability at the balance sheet date.

(b)	Dividends attributable to the previous financial year, approved and paid during the period:

	Sixteen months ended December 31, 2014 HK$’000	Four months ended December 31, 2014 HK$’000	Twelve months ended August 31, 2014 HK$’000	Twelve months ended August 31, 2013 HK$’000	Twelve months ended August 31, 2012 HK$’000
		(Unaudited)	(Unaudited)
Final dividend in respect of the twelve months ended August 31, 2012, approved and paid of HK15 cents per ordinary share (2012: HK15 cents per ordinary share in respect of twelve months ended August 31, 2011)	—	—	—	121,352	115,901

10	Other comprehensive income

Tax effects relating to each component of other comprehensive income

	Sixteen months ended December 31, 2014
	Before-tax amount HK$’000	Tax expense HK$’000	Net-of-tax amount HK$’000
Exchange difference on translation of financial statements of an overseas subsidiary	1	—	1
Available-for-sale securities: net movement in fair value reserve	41,540	—	41,540

	41,541	—	41,541

	Four months ended December 31, 2014 (Unaudited)
	Before-tax amount HK$’000	Tax expense HK$’000	Net-of-tax amount HK$’000
Exchange difference on translation of financial statements of an overseas subsidiary	1	—	1
Available-for-sale securities: net movement in fair value reserve	(38,277)	—	(38,277)

	(38,276)	—	(38,276)

	Twelve months ended August 31, 2014 (Unaudited)
	Before-tax amount HK$’000	Tax expense HK$’000	Net-of-tax amount HK$’000
Exchange difference on translation of financial statements of an overseas subsidiary	—	—	—
Available-for-sale securities: net movement in fair value reserve	79,817	—	79,817

	79,817	—	79,817

	Twelve months ended August 31, 2013
	Before-tax amount HK$’000	Tax expense HK$’000	Net-of-tax amount HK$’000
Exchange difference on translation of financial statements of an overseas subsidiary	—	—	—
Available-for-sale securities: net movement in fair value reserve	(71,109)	—	(71,109)

	(71,109)	—	(71,109)

	Twelve months ended August 31, 2012
	Before-tax amount HK$’000	Tax expense HK$’000	Net-of-tax amount HK$’000
Exchange difference on translation of financial statements of overseas subsidiaries	(265)	—	(265)
Exchange reserve realized upon disposal of Telecom business	(4,881)	—	(4,881)

	(5,146)	—	(5,146)

Component of other comprehensive income, including reclassification adjustments

	Sixteen months ended December 31, 2014 HK$’000	Four months ended December 31, 2014 HK$’000	Twelve months ended August 31, 2014 HK$’000	Twelve months ended August 31, 2013 HK$’000	Twelve months ended August 31, 2012 HK$’000
		(Unaudited)	(Unaudited)
Available-for-sale securities: net movement in fair value reserve
Changes in fair value recognized during the period	46,486	(37,773)	84,259	(66,601)	—
Reclassified to profit or loss upon disposal	(4,946)	(504)	(4,442)	(4,508)	—

	41,540	(38,277)	79,817	(71,109)	—

11 (Loss)/earnings per share

	Sixteen months ended December 31, 2014 HK$’000	Four months ended December 31, 2014 HK$’000	Twelve months ended August 31, 2014 HK$’000	Twelve months ended August 31, 2013 HK$’000	Twelve months ended August 31, 2012 HK$’000
		(Unaudited)	(Unaudited)
(Loss)/profit attributable to equity shareholders	(237,002)	(73,858)	(163,144)	(40,310)	3,700,288

Weighted average number of ordinary shares

	Sixteen months ended December 31, 2014 HK$’000	Four months ended December 31, 2014 HK$’000	Twelve months ended August 31, 2014 HK$’000	Twelve months ended August 31, 2013 HK$’000	Twelve months ended August 31, 2012 HK$’000
		(Unaudited)	(Unaudited)
Issued ordinary shares at the beginning of the period	809,017	809,017	809,017	809,017	771,912
Effect of share options exercised	—	—	—	—	12,164

Weighted average number of ordinary shares at the end of the period (basic)	809,017	809,017	809,017	809,017	784,076
Incremental shares from assumed exercise of share options	—	—	—	—	11,511

Weighted average number of ordinary shares at the end of the period (diluted)	809,017	809,017	809,017	809,017	795,587

Basic (loss)/earnings per share	HK(29.3)cents	HK(9.1)cents	HK(20.2)cents	HK(5.0) cents	HK471.9 cents

Diluted (loss)/earnings per share	HK(29.3)cents	HK(9.1)cents	HK(20.2)cents	HK(5.0) cents	HK465.1 cents

The diluted loss per share for the sixteen months ended December 31, 2014, four months ended December 31, 2014, twelve months ended August 31, 2014 and 2013 are the same as the basic loss per share as no potential ordinary share were outstanding during the respective periods.

12	Retirement benefit costs

The Group contributes to an Occupational Retirement Scheme (the “ORSO Scheme”), a defined contribution retirement scheme, which is available to some of its Talents in Hong Kong. Under the ORSO Scheme, the Talents are required to contribute 5% of their monthly salaries, while the Groups contributions are calculated at 10% and 5% of the monthly salaries of senior Talents and all other Talents respectively. The Talents are entitled to 100% of the employer’s contributions after 10 years of completed service, or at a reduced scale after completion of 3 to 9 years’ service. Contributions to the ORSO Scheme are reduced by contributions forfeited by those Talents who leave the ORSO Scheme prior to vesting fully in the Groups contributions. The Talents are entitled to 100% of the employer’s contributions after 10 years of completed service, or at a reduced scale after completion of 3 to 9 years’ service. Contributions to the ORSO Scheme are reduced by contributions forfeited by those Talents who leave the ORSO Scheme prior to vesting fully in the Group’s contributions.

A mandatory provident fund scheme (the “MPF Scheme”) has been established under the Hong Kong Mandatory Provident Fund Scheme Ordinance in December 2000. The existing Talents of the Group in Hong Kong could elect to join the MPF Scheme, while all new Talents joining the Group in Hong Kong from then onwards are required to join the MPF Scheme. Both the Group and the Talents are required to contribute 5% of each individual’s relevant income with a maximum amount of HK$1,000 per month before June 1, 2012, HK$1,250 per month before June 1, 2014, and commenced from June 1, 2014, the maximum amount has been increased to HK$1,500, as a mandatory contribution. Employer’s mandatory contributions are 100% vested in the Talents as soon as they are paid to the MPF Scheme. Senior Talents may also elect to join a Mutual Voluntary Plan (the “Mutual Plan”) in which both the Group and the Talent, on top of the MPF Scheme mandatory contributions, make a voluntary contribution to the extent of contributions that would have been made under the ORSO Scheme.

During the twelve months ended August 31, 2012, pursuant to the relevant regulations in the PRC, the Group contributed to a defined contribution retirement scheme organized by the local social security bureau for each Talent of the former subsidiary in the PRC at the rate of 20% of a standard salary base as determined by the local social security bureau. The Group has no other obligation to make payments in respect of retirement benefits of these Talents.

The retirement schemes for Talents of the Group in other countries follow the local statutory requirements of the respective countries.

The aggregate employer’s contributions, net of forfeited contributions, which have been dealt with in the consolidated income statement during the year are as follows:

	Sixteen months ended December 31, 2014 HK$’000	Four months ended December 31, 2014 HK$’000	Twelve months ended August 31, 2014 HK$’000	Twelve months ended August 31, 2013 HK$’000	Twelve months ended August 31, 2012 HK$’000
		(Unaudited)	(Unaudited)
Gross contributions
- Continuing operations	9,004	1,866	7,138	9,876	3,993
- Discontinued operations	—	—	—	—	38,074

	9,004	1,866	7,138	9,876	42,067

At December 31, 2014, there was no forfeited contribution available to offset future contributions by the Group to the ORSO Scheme (August 31, 2013 and 2012: Nil).

13	Directors’ and senior management’s emoluments

(a)	Directors’ remuneration

For the sixteen months ended December 31, 2014:

Name of director	Fee HK$’000	Salary HK$’000	Discretionary bonuses HK$’000	Share- based payment HK$’000	Employer’s contribution to defined contribution scheme HK$’000	Total HK$’000
Wong Wai Kay, Ricky	—	8,941	559	—	893	10,393
Cheung Chi Kin, Paul	—	8,941	559	—	893	10,393
To Wai Bing	—	3,010	188	—	301	3,499
Wong Nga Lai, Alice	—	3,010	188	—	300	3,498
Cheng Mo Chi, Moses (note (a))	202	—	—	—	—	202
Lee Hon Ying, John	297	—	—	—	—	297
Peh Jefferson Tun Lu	278	—	—	—	—	278
Mak Wing Sum, Alvin (note (b))	278	—	—	—	—	278

Total	1,055	23,902	1,494	—	2,387	28,838

For the four months ended December 31, 2014 (Unaudited):

Name of director	Fee HK$’000	Salary HK$’000	Discretionary bonuses HK$’000	Share- based payment HK$’000	Employer’s contribution to defined contribution scheme HK$’000	Total HK$’000
Wong Wai Kay, Ricky	—	2,235	—	—	223	2,458
Cheung Chi Kin, Paul	—	2,235	—	—	223	2,458
To Wai Bing	—	752	—	—	75	827
Wong Nga Lai, Alice	—	752	—	—	75	827
Cheng Mo Chi, Moses (note (a))	—	—	—	—	—	—
Lee Hon Ying, John	74	—	—	—	—	74
Peh Jefferson Tun Lu	69	—	—	—	—	69
Mak Wing Sum, Alvin (note (b))	69	—	—	—	—	69

Total	212	5,974	—	—	596	6,782

For the twelve months ended August 31, 2014 (Unaudited):

Name of director	Fee HK$’000	Salary HK$’000	Discretionary bonuses HK$’000	Share- based payment HK$’000	Employer’s contribution to defined contribution scheme HK$’000	Total HK$’000
Wong Wai Kay, Ricky	—	6,706	559	—	670	7,935
Cheung Chi Kin, Paul	—	6,706	559	—	670	7,935
To Wai Bing	—	2,258	188	—	226	2,672
Wong Nga Lai, Alice	—	2,258	188	—	225	2,671
Cheng Mo Chi, Moses (note (a))	202	—	—	—	—	202
Lee Hon Ying, John	223	—	—	—	—	223
Peh Jefferson Tun Lu	209	—	—	—	—	209
Mak Wing Sum, Alvin (note (b))	209	—	—	—	—	209

Total	843	17,928	1,494	—	1,791	22,056

For the twelve months ended August 31, 2013:

Name of director	Fee HK$’000	Salary HK$’000	Discretionary bonuses HK$’000	Share- based payment HK$’000	Employer’s contribution to defined contribution scheme HK$’000	Total HK$’000
Wong Wai Kay, Ricky	—	6,706	—	—	670	7,376
Cheung Chi Kin, Paul	—	6,706	—	—	670	7,376
To Wai Bing	—	2,326	564	—	226	3,116
Wong Nga Lai, Alice	—	2,273	1,276	—	226	3,775
Cheng Mo Chi, Moses	193	—	—	—	—	193
Lee Hon Ying, John	212	—	—	—	—	212
Chan Kin Man (note (c))	152	—	—	—	—	152
Peh Jefferson Tun Lu	199	—	—	—	—	199

Total	756	18,011	1,840	—	1,792	22,399

For the twelve months ended August 31, 2012:

Name of director	Fee HK$’000	Salary HK$’000	Discretionary bonuses HK$’000	Share- based payment HK$’000	Employer’s contribution to defined contribution scheme HK$’000	Total HK$’000
Wong Wai Kay, Ricky	—	6,707	1,050	—	670	8,427
Cheung Chi Kin, Paul	—	6,707	1,050	—	670	8,427
Yeung Chu Kwong, William (note (d))	—	7,477	66,163	8,901	342	82,883
Lai Ni Quiaque (note (d))	—	2,070	59,915	120	207	62,312
To Wai Bing (note (e))	—	6,199	4,200	—	192	10,591
Wong Nga Lai, Alice (note (e))	—	1,659	1,839	—	166	3,664
Cheng Mo Chi, Moses	183	—	—	—	—	183
Lee Hon Ying, John	202	—	—	—	—	202
Chan Kin Man	190	—	—	—	—	190
Peh Jefferson Tun Lu	190	—	—	—	—	190

Total	765	30,819	134,217	9,021	2,247	177,069

Notes:

(a)	Dr. Cheng Mo Chi, Moses resigned as the Non-executive Director with effect from August 31, 2014.
(b)	Mr. Mak Wing Sum, Alvin was appointed as Independent Non-executive Director with effect from September 1, 2013.
(c)	Dr. Chan Kin Man resigned as the Independent Non-Executive Director with effect from June 7, 2013.
(d)	Mr. Yeung Chu Kwong, William and Mr. Lai Ni Quiaque resigned as Executive Directors with effect from May 30, 2012.
(e)	Ms. To Wai Bing and Ms. Wong Nga Lai, Alice were appointed as Executive Directors with effect from May 30, 2012.

No director waived any emoluments in respect of the sixteen months ended December 31, 2014, and twelve months ended August 31, 2014, 2013 and 2012.

The share-based payment represents the expenses determined based on the fair value of share options granted to certain directors under the Company’s share option scheme. Fair value of share options is estimated in accordance with the Group’s significant accounting policies in note 2.

(b)	Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for the sixteen months ended December 31, 2014 include four (four months ended December 31, 2014, twelve months ended August 31, 2014 and 2013: four; twelve months ended August 31, 2012: five) directors whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining one individual during the respective periods are as follows:

	Sixteen months ended December 31, 2014 HK$’000	Four months ended December 31, 2014 HK$’000	Twelve months ended August 31, 2014 HK$’000	Twelve months ended August 31, 2013 HK$’000
		(Unaudited)	(Unaudited)
Basic salaries, other allowances and benefits in kind	1,370	303	1,067	1,558
Discretionary bonuses	118	—	118	100
Retirement benefit costs – defined contribution plans	65	13	52	78

	1,553	316	1,237	1,736

14	Equity settled share-based transactions

The Company operates a share option scheme (the “2012 Share Option Scheme”) which was adopted by shareholders of the Company on December 31, 2012 whereby the directors may, at their discretion, invite eligible participants to receive options to subscribe for shares subject to the terms and conditions stipulated therein.

Under the 2012 Share Option Scheme, the Company may grant options to Talents (including executive, non-executive and independent non-executive directors), suppliers and professional advisers to subscribe for shares of the Company. The maximum number of options authorized under the 2012 Share Option Scheme may not, when aggregated with any shares subject to any other executive and talent share option scheme, exceed 10% of the Company’s issued share capital on the date of adoption. The exercise price of the option is determined by the Company’s Board of Directors at a price not less than the highest of (a) the average closing price of the Company’s shares for five trading days preceding the grant date; and (b) the closing price of the Company’s shares on the date of grant. The 2012 Share Option Scheme is valid and effective for a ten year period up to December 30, 2022 subject to earlier termination by the Company by resolution in general meeting or by the Board of Directors. The period during which the option may be exercised will be determined by the Board of Directors at its discretion, save that no option may be exercised after more than ten years from the date of grant.

During the sixteen months ended December 31, 2014 and twelve months ended August 31, 2013, no share options have been granted under the 2012 Share Option Scheme by the Company.

The Company also operated an old share option scheme (the “2002 Share Option Scheme”) which was adopted by shareholders of the Company on December 23, 2002 and expired on December 22, 2012.

During the twelve months ended August 31, 2012 and in connection with the Disposal, certain conditions imposed on the share options granted under the 2002 Share Option Scheme were waived and all unvested outstanding share options become vested and exercisable immediately. The unamortized original grant date fair value amounting to HK$8,328,000 was fully recognized to profit or loss as share-based payment expenses at the date of modification.

As at December 31, 2014, August 31, 2014, 2013 and 2012, there were no options outstanding.

15	Fixed assets

	Construction in progress	Investment properties	Leasehold land and buildings	Leasehold improvements	Furniture, fixtures and fittings	Network, computer and office equipment	Motor vehicles	Broadcasting and production equipment	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Cost and valuation:
At September 1, 2013	150,210	234,200	57,866	20,051	2,739	30,851	6,950	64,302	567,169
Additions	6,055	—	—	169	21	4,019	—	8,357	18,621
Acquisition of a subsidiary	—	—	—	—	—	13,645	—	—	13,645
Disposals (note 15(c))	—	(9,200)	—	—	(3)	(29)	(1,894)	(6)	(11,132)
Fair value adjustment	—	1,800	—	—	—	—	—	—	1,800

At August 31, 2014/ September 1, 2014 (Unaudited)	156,265	226,800	57,866	20,220	2,757	48,486	5,056	72,653	590,103
Additions	6,433	—	—	1,813	548	25,997	5,187	10,118	50,096
Disposals	—	—	—	—	—	(16)	—	—	(16)
Write off	(17,978)	—	—	—	—	—	—	—	(17,978)
Fair value adjustment	—	2,100	—	—	—	—	—	—	2,100

At December 31, 2014	144,720	228,900	57,866	22,033	3,305	74,467	10,243	82,771	624,305

Representing:
Cost	156,265	—	57,866	20,220	2,757	48,486	5,056	72,653	363,303
Valuation	—	226,800	—	—	—	—	—	—	226,800

At August 31, 2014/ September 1, 2014 (Unaudited)	156,265	226,800	57,866	20,220	2,757	48,486	5,056	72,653	590,103

Cost	144,720	—	57,866	22,033	3,305	74,467	10,243	82,771	395,405
Valuation	—	228,900	—	—	—	—	—	—	228,900

At December 31, 2014	144,720	228,900	57,866	22,033	3,305	74,467	10,243	82,771	624,305

Accumulated depreciation:
At September 1, 2013	—	—	1,319	9,947	1,408	9,486	2,260	11,472	35,892
Charge for the period	—	—	1,967	3,495	518	8,340	1,584	11,681	27,585
Impairment loss	4,830	—	—	243	28	975	126	1,544	7,746
Disposals	—	—	—	—	(3)	(23)	(908)	(6)	(940)

At August 31, 2014/ September 1, 2014 (Unaudited)	4,830	—	3,286	13,685	1,951	18,778	3,062	24,691	70,283
Charge for the period	—	—	554	366	190	4,397	579	4,102	10,188
Reclassification of impairment loss/ write off	(4,343)	—	—	(243)	(28)	(837)	(126)	(748)	(6,325)

At December 31, 2014	487	—	3,840	13,808	2,113	22,338	3,515	28,045	74,146

Net book value:
At August 31, 2014 (Unaudited)	151,435	226,800	54,580	6,535	806	29,708	1,994	47,962	519,820

At December 31, 2014	144,233	228,900	54,026	8,225	1,192	52,129	6,728	54,726	550,159

	Construction in progress	Investment properties	Leasehold land and buildings	Leasehold improvements	Furniture, fixtures and fittings	Network, computer and office equipment	Motor vehicles	Broadcasting and production equipment	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Cost and valuation:
At September 1, 2012	134,797	238,200	10,466	19,662	3,849	44,854	5,157	53,433	510,418
Additions	15,413	—	—	612	152	7,615	2,875	11,041	37,708
Disposals	—	—	—	(11)	—	(1,503)	—	(172)	(1,686)
Fair value adjustment	—	43,400	—	—	—	—	—	—	43,400
Write off	—	—	—	(212)	(1,262)	(20,115)	(1,082)	—	(22,671)
Transfer from investment properties (note 15(d))	—	(47,400)	47,400	—	—	—	—	—	—

At August 31, 2013	150,210	234,200	57,866	20,051	2,739	30,851	6,950	64,302	567,169

Representing:
Cost	150,210	—	57,866	20,051	2,739	30,851	6,950	64,302	332,969
Valuation	—	234,200	—	—	—	—	—	—	234,200

	150,210	234,200	57,866	20,051	2,739	30,851	6,950	64,302	567,169

Accumulated depreciation:
At September 1, 2012	—	—	188	3,166	2,162	23,118	2,167	2,476	33,277
Charge for the period	—	—	1,131	7,000	508	7,765	1,175	9,043	26,622
Disposals	—	—	—	(7)	—	(1,282)	—	(47)	(1,336)
Write off	—	—	—	(212)	(1,262)	(20,115)	(1,082)	—	(22,671)

At August 31, 2013	—	—	1,319	9,947	1,408	9,486	2,260	11,472	35,892

Net book value:
At August 31, 2013	150,210	234,200	56,547	10,104	1,331	21,365	4,690	52,830	531,277

(a)	Fair value measurement of investment properties

(i)	Fair value hierarchy

The following table presents the fair value of the company’s investment properties measured at balance sheet date on a recurring basis, categorized into the three-level fair value hierarchy as defined in IFRS 13, Fair value measurement. The level into which a fair value measurement is classified as determined with reference to the observability and significance of the inputs used in the valuation technique as follows:

•	Level 1 valuations: Fair value measured using only Level 1 inputs i.e. unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date

•

Level 2 valuations: Fair value measured using Level 2 inputs i.e. observable inputs which fail to meet Level 1, and not using significant unobservable inputs. Unobservable inputs are inputs for which market data are not available

•	Level 3 valuations: Fair value measured using significant unobservable inputs

	Fair value measurements categorized into
	Fair value HK$’000	Level 1 HK$’000	Level 2 HK$’000	Level 3 HK$’000
Recurring fair value measurements
Investments properties:
- December 31, 2014	228,900	—	228,900	—
- August 31, 2014 (Unaudited)	226,800	—	226,800	—

During the sixteen months ended December 31, 2014, there were no transfers between Level 1 and Level 2, or transfers into or out of Level 3. The Company’s policy is to recognize transfers between levels of fair value hierarchy as at the balance sheet date in which they occur.

All of the Group’s investment properties were revalued as at August 31, 2014 and December 31, 2014. The valuations were carried out by an independent firm of surveyors, RHL Appraisal Limited, who have among their staff Fellows of the Hong Kong Institute of Surveyors with recent experience in the location and category of property being valued. Management has discussion with the surveyors on the valuation assumptions and valuation results when the valuation is performed at each period end date.

(ii)	Valuation techniques and inputs used in Level 2 fair value measurements

The fair value of investment properties located in Hong Kong is determined using direct comparison approach by reference to recent sales price of comparable properties.

Fair value adjustment of investment properties is recognized in the line item “valuation gains on investment properties” on the face of the consolidated income statement.

(b)	The Group’s total future aggregate lease income receivable under non-cancellable operating lease are as follows:

	December 31, 2014 HK$’000	August 31, 2014 HK$’000	August 31, 2013 HK$’000
		(Unaudited)
Continuing operations:
Leases in respect of investment properties which are receivable:
- Within 1 year	11,428	11,428	11,481
- After 1 year but within 5 years	16,189	19,999	31,426

	27,617	31,427	42,907

(c)	During the sixteen months ended December 31, 2014, the Company disposed of an investment property with carrying value of HK$9,200,000. Proceed from the disposal of investment property was HK$9,200,000 with the relevant revaluation reserve of HK$5,397,000 realized and transferred to retained profits.

(d)	During the twelve months ended August 31, 2013, one of the investment properties was retained by the Group for self use. Upon the change in use, the Group transferred the investment property of carrying value of HK$47,400,000, being the fair value of the transferred investment property as at the date of such transfer, into leasehold land and buildings.

(e)	The net book value of interests in construction in progress, leasehold land and buildings and investment properties situated in Hong Kong are analyzed as follows:

	December 31, 2014 HK$’000	August 31, 2014 HK$’000	August 31, 2013 HK$’000
		(Unaudited)
Medium term lease	427,159	432,815	440,957

Representing:
Construction in progress carried at cost less impairment loss	144,233	151,435	150,210
Leasehold land and buildings carried at cost	54,026	54,580	56,547
Investment properties stated at fair value	228,900	226,800	234,200

	427,159	432,815	440,957

(f)	The cost of construction in progress comprises premium paid for the land registered in Hong Kong with a lease term of about 36 years and expenditure incurred on the development of buildings not yet completed at the period end.

(g)	Further particulars of the Group’s leasehold land and properties interest at December 31, 2014 are as follows:

Location	Use	Lease term	Attributable interest of the Group
12/F,14/F, 15/F & Roof on 17/F, Trans Asia Centre, No. 18 Kin Hong Street, Kwai Chung, New Territories	Leasing for rental income	Medium term lease	100%
13/F and 16/F, Trans Asia Centre, No. 18 Kin Hong Street, Kwai Chung, New Territories	Self-use	Medium term lease	100%
The whole of 14/F and Lorry Parking Space No. L13 on 1/F, Mita Centre, Nos.552-566 Castle Peak Road, Kwai Chung, New Territories	Leasing for rental income	Medium term lease	100%
The remaining portion of section S of Tseung Kwan O Town, Lot No. 39, Tseung Kwan O, Sai Kung, New Territories	Self-use	Medium term lease	100%

16	Intangible assets

	Mobile television broadcast spectrum HK$’000	IRU of the tele- communications capacity HK$’000	Right to use of telecommunications services HK$’000	Total HK$’000
Cost:
At September 1, 2013	—	226,700	90,243	316,943
Additions through acquisition of a subsidiary	146,591	—	—	146,591

At August 31, 2014/December 31, 2014	146,591	226,700	90,243	463,534

Accumulated amortization:
At September 1, 2013	—	14,240	11,337	25,577
Amortization for the period	8,716	11,335	9,024	29,075
Impairment losses	4,594	6,589	2,371	13,554

At August 31, 2014 (Unaudited)	13,310	32,164	22,732	68,206

Amortization for the period	4,186	3,789	3,017	10,992
Reclassification of impairment loss (note 7)	(2,345)	(3,270)	(1,247)	(6,862)

At December 31, 2014	15,151	32,683	24,502	72,336

Net book value:
At August 31, 2014 (Unaudited)	133,281	194,536	67,511	395,328

At December 31, 2014	131,440	194,017	65,741	391,198

Cost:
At September 1, 2012 and August 31, 2013	—	226,700	90,243	316,943

Accumulated amortization:
At September 1, 2012	—	2,905	2,312	5,217
Amortization for the period	—	11,335	9,025	20,360

At August 31, 2013	—	14,240	11,337	25,577

Net book value:
At August 31, 2013	—	212,460	78,906	291,366

During the twelve months ended August 31, 2012, upon the completion of Disposal and as part of the consideration received from the Disposal, the Group was granted the IRU to use certain capacity of the telecommunications network of the Telecom Business for a term of 20 years and right to use of the telecommunications services from the Telecom Business for a term of 10 years.

During the sixteen months ended December 31, 2014, the Company acquired a wholly-owned subsidiary and recorded an intangible asset in the amount of HK$146,591,000 relating to the spectrum with frequency at 678–686 MHz and microwave link at the frequency range of 7910–7920 MHz (the “Spectrum”) for the provision of broadcast-type mobile television services for a period of about 12 years.

17	Principal subsidiaries

The following is a list of the principal subsidiaries which principally affected the results, assets or liabilities of the Group:

Name	Place of incorporation	Principal activities and place of operations	Particulars of issued share capital	Percentage of interest held as at December 31, 2014
Attitude Holdings Limited	British Virgin Islands	Inactive	Ordinary US$1	100
Best Intellect Limited	British Virgin Islands	Investment holding in Hong Kong	Ordinary US$1	*100
City Telecom (H.K.) Limited	Hong Kong	Inactive	Ordinary HK$2	100
Cosmo True Limited	British Virgin Islands	Property investment in Hong Kong	Ordinary US$1	*100
Excel Billion Profits Limited	Hong Kong	Inactive	Ordinary HK$10,000	100
Golden Trinity Holdings Limited	British Virgin Islands	Investment holding in Hong Kong	Ordinary US$1	*100
HKTV Japan Company Limited	Japan	Engaged in trading activities	Ordinary JPY10,000	100
Hong Kong Broadband Digital TV Limited	Hong Kong	Inactive	Ordinary HK$10,000	100
Hong Kong Broadband Television Company Limited	Hong Kong	Inactive	Ordinary HK$2	100
Hong Kong Media Production Company Limited	Hong Kong	Provision of multimedia production and distribution services	Ordinary HK$10,000	100
Hong Kong Mobile Television Network Limited	Hong Kong	Provision of Mobile Television Service	Ordinary HK$2	100
Hong Kong Mobile Television (Leasing) Limited	Hong Kong	Inactive	Ordinary HK$1	100
Hong Kong Music Network Limited	Hong Kong	Producing, publishing and licensing of musical works	Ordinary HK$1	100
Hong Kong TV Shopping Network Company Limited	Hong Kong	TV programming through OTT platform and ecommerce business	Ordinary HK$1	100
Leader Artiste Management Company Limited	Hong Kong	Provision of management and agency services to artistes	Ordinary HK$100	100
Multi Talent Enterprise Limited	British Virgin Islands	Investment holding in Hong Kong	Ordinary US$1	*100
Talent Ascent Limited	British Virgin Islands	Investment holding in Hong Kong	Ordinary US$1	*100

*	Shares held directly by the Company.

18	Other financial assets

	December 31, 2014 HK$’000	August 31, 2014 HK$’000	August 31, 2013 HK$’000
		(Unaudited)
Available-for-sale debt securities
- Maturity dates within 1 year	293,943	257,152	341,337
- Maturity dates over 1 year	1,450,267	1,593,674	1,581,553

	1,744,210	1,850,826	1,922,890

Available-for-sale equity securities
- Listed	29,090	27,697	27,724
- Unlisted	11,063	12,025	11,000

	40,153	39,722	38,724

	1,784,363	1,890,548	1,961,614

The available-for-sale securities were carried at fair value as at December 31, 2014, August 31, 2014 and 2013.

19	Accounts receivable, other receivables, deposits and prepayments

	December 31, 2014 HK$’000	August 31, 2014 HK$’000	August 31, 2013 HK$’000
		(Unaudited)
Accounts receivable	7,788	470	1,425
Less: allowance for doubtful debts	(100)	(100)	(100)

	7,688	370	1,325

Other receivables, deposits and prepayments	40,752	50,202	66,688

	48,440	50,572	68,013

(a)	Aging analysis

The aging analysis of accounts receivable is as follows:

	December 31, 2014 HK$’000	August 31, 2014 HK$’000	August 31, 2013 HK$’000
		(Unaudited)
Current - 30 days	7,036	326	743
31 - 60 days	460	3	554
61 - 90 days	12	8	—
Over 90 days	280	133	128

	7,788	470	1,425

The majority of the Group’s accounts receivable are due within 30 days from the date of billings. Customers with receivable that are more than 3 months overdue are requested to settle all outstanding balance before further credit is granted.

(b)	Impairment of accounts receivable

Impairment losses in respect of accounts receivable are recorded using an allowance account unless the Group is satisfied that recovery of the amount is remote, in which case the impairment loss is written off against accounts receivable directly (see note 2(k)(i)).

The movement in the allowance for doubtful debts during the period is as follows:

	Sixteen months ended December 31, 2014 HK$’000	Twelve months ended August 31, 2014 HK$’000	Twelve months ended August 31, 2013 HK$’000
		(Unaudited)
Balance as at the beginning of the period	100	100	—
Impairment loss recognized	—	—	100

Balance as at the end of the period	100	100	100

(c)	Accounts receivable that are not impaired

The aging analysis of accounts receivable that are neither individually nor collectively considered to be impaired are as follows:

	December 31, 2014 HK$’000	August 31, 2014 HK$’000	August 31, 2013 HK$’000
		(Unaudited)
Neither past due nor impaired	7,036	326	743
1 - 30 days past due	460	3	554
31 - 60 days past due	12	8	—
Over 60 days past due	180	33	28

	7,688	370	1,325

Accounts receivables that were neither past due nor impaired relate to customers for whom there was no recent history of default.

Other accounts receivable that were past due but not impaired relate to independent customers that have a good track record of payment or a reputable corporate with sound financial conditions. Based on past experience, management believes that no impairment allowance is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable. The Group does not hold collateral over these balances.

(d)	Other receivables, deposits and prepayments

Other receivables, deposits and prepayments consist of rental deposits, interest receivables, prepayments and other receivables. All of the other receivables, except for an amount of HK$1,775,000 (August 31, 2014: HK$1,790,000; August 31, 2013: HK$1,012,000), being primarily the rental deposits, are expected to be recovered within one year.

20	Bank deposits and cash

(a)	Term deposits

Term deposits are time deposits with banks with maturity over three months at acquisition.

(b)	Cash at bank and in hand

	December 31, 2014 HK$’000	August 31, 2014 HK$’000	August 31, 2013 HK$’000
		(Unaudited)
Time deposits with banks within three months of original maturity	727,226	197,534	176,684
Cash at bank and in hand	91,960	107,687	171,165

Cash at bank and in hand in the balance sheet	819,186	305,221	347,849

21	Accounts payable, other payables and accrued charges

	December 31, 2014 HK$’000	August 31, 2014 HK$’000		August 31, 2013 HK$’000
		(Unaudited	)
Accounts payable	4,504	4,087		4,074
Other payables and accrued charges	73,876	59,921		38,600

	78,380	64,008		42,674

(a)	The aging analysis of the accounts payable is as follows:

	December 31, 2014 HK$’000	August 31, 2014 HK$’000	August 31, 2013 HK$’000
		(Unaudited)
Current - 30 days	2,155	830	1,147
31 - 60 days	85	130	140
61 - 90 days	67	99	119
Over 90 days past due	2,197	3,028	2,668

	4,504	4,087	4,074

(b)	Other payables and accrued charges

Other payables primarily consist of accrual for Talent salaries and bonus, deferred revenue for unearned licensing income and advertising income, payable for purchase of fixed assets, advertising and promotional expenses as well as interest payable.

22	Bank loans

The bank loans were repayable as follows:

	December 31, 2014 HK$’000	August 31, 2014 HK$’000	August 31, 2013 HK$’000
		(Unaudited)
Within 1 year	802,165	862,941	531,883

At December 31, 2014, the uncommitted banking facilities of the Company amounted to HK$2,311,010,000 (August 31, 2014: HK$2,542,065,000; August 31, 2013: HK$2,543,728,000). The facilities were utilized to the extent of bank loans of HK$802,165,000 (August 31, 2014: HK$862,941,000; August 31, 2013: HK$531,883,000).

All of the Company’s banking facilities are subject to the fulfilment of covenants as are commonly found in lending arrangements with financial institutions. If the Company were to breach the covenants, the drawn down facilities would become payable on demand. The Company regularly monitors its compliance with these covenants. Further details of the Group’s management of liquidity risk are set out in note 27(b). As at December 31, 2014, and August 31, 2014 and 2013, none of the covenants relating to drawn down facilities had been breached.

At December 31, 2014, the bank loans of HK$802,165,000 bore fixed interest rate ranged from 0.6% to 0.8% per annum (August 31, 2014: 0.6% to 0.7%; August 31, 2013: 0.6% to 0.8%).

At December 31, 2014, August 31, 2014 and August 31, 2013, all bank loans were secured by certain of the Group’s available-for-sale securities with an equivalent amount to the bank loans.

23	Capital and reserves

(a)	Authorized and issued share capital

	December 31, 2014		August 31, 2014		August 31, 2013
	No. of Shares	Amount HK$’000	No. of Shares	Amount HK$’000	No. of shares	Amount HK$’000
				(Unaudited)
Authorized: (note 1)
Ordinary shares of HK$0.10 each (note 2)	—	—	—	—	2,000,000,000	200,000

Issued and fully paid:
Ordinary shares
At the beginning of the period	809,016,643	1,268,914	809,016,643	80,902	809,016,643	80,902
Transition to no-par value regime on March 3, 2014 (note 3)	—	—	—	1,188,012	—	—

At the end of the period	809,016,643	1,268,914	809,016,643	1,268,914	809,016,643	80,902

Note 1:	Under the new Hong Kong Companies Ordinance (Cap. 622), which commenced operation on March 3, 2014, the concept of authorized share capital no longer exists.

Note 2:	In accordance with section 135 of the new Hong Kong Companies Ordinance (Cap. 622), the Company’s shares no longer have a par or nominal value with effect from March 3, 2014. There is no impact on the number of shares in issue or the relative entitlement of any of the members as a result of this transition.

Note 3:	In accordance with the transitional provisions set out in section 37 of Schedule 11 to the new Hong Kong Companies Ordinance (Cap. 622) on March 3, 2014 any amount standing to the credit of the share premium account and the capital redemption reserve has become part of the Company’s share capital.

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per ordinary share at meetings of the Company. All ordinary shares rank equally with regard to the Company’s residual assets.

(b)	Share premium and capital redemption reserves

Prior to March 3, 2014, the application of the share premium account and the capital redemption reserve was governed by sections 48B and 49H respectively of the predecessor Hong Kong Companies Ordinance (Cap. 32). In accordance with the transitional provisions set out in section 37 of Schedule 11 to the new Hong Kong Companies Ordinance (Cap. 622), on 3 March 2014 any amount standing to the credit of the share premium account and the capital redemption reserve has become part of the Company’s share capital (see note 23(a)). The use of share capital as from 3 March 2014 is governed by the new Hong Kong Companies Ordinance (Cap. 622).

(c)	Exchange reserve

The exchange reserve comprises all foreign exchange differences arising from the translation of the financial statements of operations outside Hong Kong. The reserve is dealt with in accordance with the accounting policies set out in note 2(e)(ii).

(d)	Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale securities held at the balance sheet date and is dealt with in accordance with the accounting policies in notes 2(f) and 2(k)(i).

(e)	Capital management

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

The Group monitors its capital structure by reviewing its net debt to net asset gearing ratio. For this purpose, the Group defines net debt as total borrowing less cash at bank and in hand and term deposits.

The net debt to net asset gearing ratio as at December 31, 2014, August 31, 2014 and 2013 are as follows:

	December 31, 2014 HK$’000	August 31, 2014 HK$’000	August 31, 2013 HK$’000
		(Unaudited)
Bank loans	(802,165)	(862,941)	(531,883)
Obligations under financial leases	—	—	(160)

Total borrowings	(802,165)	(862,941)	(532,043)
Less: Cash at bank and in hand	819,186	305,221	347,849
Less: Term deposits	—	573,043	342,657

Net cash	17,021	15,323	158,463
Net assets	3,055,161	3,167,295	3,250,622

Net debt to net asset gearing ratio	N/A	N/A	N/A

Neither the Company nor any of its subsidiaries are currently subject to externally imposed capital requirements.

24	Deferred taxation

(a)	Deferred tax assets and liabilities recognized

(i)	The components of deferred tax (liabilities)/assets recognized in the consolidated balance sheet and the movements during the periods are as follows:

	Depreciation allowances in excess of the related depreciation HK$’000	Tax losses carried forward HK$’000	Total HK$’000
Deferred tax arising from:
At September 1, 2012	(12,103)	10,757	(1,346)
(Charged)/credited to consolidated income statement	(3,849)	4,968	1,119

At August 31, 2013	(15,952)	15,725	(227)

At September 1, 2013	(15,952)	15,725	(227)
(Charged)/credited to consolidated income statement	(4,550)	4,295	(255)

At August 31, 2014 (Unaudited)	(20,502)	20,020	(482)

At September 1, 2014 (Unaudited)	(20,502)	20,020	(482)
(Charged)/credited to consolidated income statement	(5,120)	4,776	(344)

At December 31, 2014	(25,622)	24,796	(826)

(ii)	Reconciliation to the consolidated balance sheet

	December 31, 2014 HK$’000	August 31, 2014 HK$’000	August 31, 2013 HK$’000
		(Unaudited)
Net deferred tax liabilities recognized in the balance sheet	(826)	(482)	(227)

(b)	Deferred tax assets not recognized

As at December 31, 2014, the Group did not recognize deferred tax assets in respect of unused tax losses of HK$566,004,000 (August 31, 2014; HK$404,330,000; August 31, 2013: HK$204,948,000) as it was not probable that future taxable profits against which the losses could be utilized would be available in the relevant tax jurisdictions. The tax losses do not expire under the current tax legislation.

25	Derivative financial instrument

	December 31, 2014 HK$’000	August 31, 2014 HK$’000	August 31, 2013 HK$’000
		(Unaudited)
Interest rate swap, at fair value through profit or loss	—	1,340	5,181

As at August 31, 2014 and August 31, 2013, the Group had a 5-year interest rate swap contract with a HK$175,000,000 notional amount to hedge against interest rate risk. Under this arrangement, the Group would pay a fixed rate interest on the notional amount on a quarterly basis, and receive a floating interest rate at HIBOR rate. The contract was recognized initially at fair value and was remeasured at each balance sheet date. The 5-year interest swap contract was matured on December 24, 2014.

The interest rate swap was not quality for hedge accounting under IAS 39, Financial instruments: Recognition and measurement, and therefore changes in its fair value is recognized immediately in profit or loss.

26	Notes to the consolidated cash flow statement

Reconciliation of profit before taxation to net cash (outflow)/inflow generated from operations

	Sixteen months ended December 31, 2014 HK$’000	Four months ended December 31, 2014 HK$’000	Twelve months ended August 31, 2014 HK$’000	Twelve months ended August 31, 2013 HK$’000	Twelve months ended August 31, 2012 HK$’000
		(unaudited)	(Unaudited)
(Loss)/profit before taxation	(236,797)	(73,798)	(162,999)	(41,969)	3,748,562
Depreciation of fixed assets	37,773	10,188	27,585	26,622	187,537
Depreciation capitalized as programme costs	(3,403)	(508)	(2,895)	(7,515)	(1,632)
Amortization of deferred expenditure	—	—	—	—	29,902
Amortization of programme cost	26,626	26,626	—	—	—
Intangible assets written off	—	—	—	—	2,450
Bank interest income	(23,017)	(5,292)	(17,725)	(27,051)	(17,241)
Interest income from available-for-sale securities	(120,353)	(29,407)	(90,946)	(61,406)	—
Dividend income from available-for-sale securities	(1,825)	(336)	(1,489)	(895)	—
Gain on disposal of available-for-sale securities	(4,946)	(504)	(4,442)	(4,508)	—
Interest element of finance lease	3	—	3	9	19
Loss/(gain) on disposal of fixed assets	208	(3)	211	263	(1,999)
Equity settled share-based transactions	—	—	—	—	10,480
Valuation gains on investment properties	(3,900)	(2,100)	(1,800)	(43,400)	(18,200)
Gain on sale of discontinued operations	—	—	—	—	(3,520,088)
Amortization of intangible assets	40,067	10,992	29,075	20,360	5,217
Change in fair value of derivative financial instrument	(5,181)	(1,340)	(3,841)	(4,482)	(1,901)
Other borrowing costs	5,598	1,343	4,255	4,653	3,763
Interest expenses on bank loans	7,169	1,952	5,217	2,530	—
Impairment losses/write off of assets	32,000	—	32,000	—	—
Exchange loss/(gain)	18,311	9,327	8,984	(22,603)	—

Net cash (outflow)/inflow before working capital changes	(231,667)	(52,860)	(178,807)	(159,392)	426,869
(Decrease)/increase in long-term receivable and prepayment	(152)	(241)	89	151	(716)
Increase/(decrease) in accounts receivable, other receivables, deposits and prepayments, and inventories	82	(11,899)	11,981	(9,886)	(108,169)
Increase in programme costs	(83,439)	(2,093)	(81,346)	(194,649)	(85,985)
Increase in deferred expenditure	—	—	—	—	(22,245)
Increase/(decrease) in accounts payable, other payables, accrued charges and deposits received	24,110	17,431	6,679	6,972	(19,181)
Decrease in deferred services revenue	—	—	—	—	(5,646)

Net cash (outflow)/inflow from operations	(291,066)	(49,662)	(241,404)	(356,804)	184,927

27	Financial instruments

Exposure to credit, liquidity, interest rate and currency risks arises in the normal course of the Group’s business. These risks are limited by the Group’s financial management policies and practices described below.

(a)	Credit risk

The Group’s credit risk is mainly arose from trade and other receivables, term deposits, cash at bank and available-for-sale debt securities. Management has a credit policy in place and the exposure to the credit risk is monitored on an ongoing basis.

In respect of trade and other receivables, credit evaluations are performed on all customers requiring credit over a certain amount. These evaluations focus on the customer’s past history of making payments when due and current ability to pay and its financial condition. These receivables are normally due within 30 days from the date of billing. Customers with receivables that are more than 3 months overdue are requested to settle all outstanding balances before any further credit is granted. The Group generally does not obtain collateral from customers.

The Group’s exposure to credit risk arising from accounts receivables is influenced mainly by individual characteristics of each customer and further quantitative disclosures are set out in note 19. The credit risk on trade receivables is not considered significant given majority credit sales were attributable to reputable corporations.

Available-for-sale debt securities, term and other bank deposits are invested or placed with counterparties and financial institutions with sound credit quality. To mitigate the risk of non-recovery of investments in available-for-sale debt securities and their related concentration risk, the Group maintains portfolio which comprises mainly of investment grade products, constituents of defined world indices and instruments issued by state owned or controlled enterprises. The Group closely monitors the credit quality and financial positions of counterparties and consider appropriate action if the market value of the securities decline by a pre-determined threshold. Investments in debt securities related to a number of counterparties with no history of default on interest payments to the Group. As at December 31, 2014, there was no significant concentration risk, as the portfolio of the Group’s available-for-sale debt securities was diversified and comprised of a number of counterparties and no individual counterparty accounted for more than 10% of the portfolio. All deposits were placed with financial institutions with credit rating of A- (S&P) or above.

The maximum exposure to credit risk is represented by the carrying amount of each financial asset after deducting any impairment allowance in the balance sheet. At December 31, 2014, the Group does not provide any financial guarantees which expose the Group to credit risk.

(b)	Liquidity risk

The Group has a cash management policy, which includes investment of surplus cash and the raising of loans and other borrowings at acceptable costs to cover expected shortfall on cash demands. The Group’s policy is to regularly monitor current and expected liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient free cash, readily realisable marketable securities and credit facilities from major financial institutions to meet its liquidity requirements in the short and long term.

The Group determines that there is no significant liquidity risk in view of our adequate funds and unutilized banking facilities.

The following table details the remaining contractual maturities at the balance sheet date of the Group’s financial liabilities, which are based on undiscounted cash flows (including interest) and the earliest date the Group can be required to pay.

	December 31, 2014
	Carrying Amount HK$’000	Total contractual undiscounted cash flow HK$’000	Within 1 year or on demand HK$’000	More than 1 year but less than 2 years HK$’000	More than 2 year but less than 5 years HK$’000
Current liabilities
Bank loans	802,165	802,640	802,640	—	—
Accounts payable	4,504	4,504	4,504	—	—
Other payables and accrued charges	73,876	73,876	73,876	—	—
Deposits received	1,905	1,905	1,905	—	—

	882,450	882,925	882,925	—	—

	August 31, 2014 (Unaudited)
	Carrying Amount HK$’000	Total contractual undiscounted cash flow HK$’000	Within 1 year or on demand HK$’000	More than 1 year but less than 2 years HK$’000	More than 2 year but less than 5 years HK$’000
Current liabilities
Bank loans	862,941	863,459	863,459	—	—
Accounts payable	4,087	4,087	4,087	—	—
Other payables and accrued charges	59,921	59,921	59,921	—	—
Deposits received	1,905	1,905	1,905	—	—
Derivative financial instrument	1,340	1,341	1,341	—	—

	930,194	930,713	930,713	—	—

	August 31, 2013
	Carrying Amount HK$’000	Total contractual undiscounted cash flow HK$’000	Within 1 year or on demand HK$’000	More than 1 year but less than 2 years HK$’000	More than 2 year but less than 5 years HK$’000
Current liabilities
Bank loans	531,883	532,203	532,203	—	—
Accounts payable	4,074	4,074	4,074	—	—
Other payables and accrued charges	38,600	38,600	38,600	—	—
Deposits received	1,905	1,905	1,905	—	—
Obligation under finance leases	90	95	95	—	—
Non-current liabilities
Derivative financial instrument	5,181	5,600	4,115	1,485	—
Obligation under finance leases	70	71	—	71	—

	581,803	582,548	580,992	1,556	—

(c)	Interest rate risk

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

Interest-bearing financial instruments of the Group were as follows:

	December 31, 2014 HK$’000	August 31, 2014 HK$’000	August 31, 2013 HK$’000
		(Unaudited)
Fixed rate instruments:
- Other financial assets: available-for-sale debt securities	1,744,210	1,850,826	1,922,890
- Term deposits	—	573,043	342,657
- Bank loans	(802,165)	(862,941)	(531,883)
Variable rate instruments
- Derivative financial instrument – interest rate swap	—	(1,340)	(5,181)

	942,045	1,559,588	1,728,483

Fair value sensitivity analysis for fixed rate instruments

The Group account for the investments in debt securities as available-for-sale with any change in fair value recognized in other comprehensive income and accumulated in equity. With other variable held constant, a decrease or increase of 100 basis-points in interest rates at balance sheet date would have increased or decreased equity by HK$38,741,000 (August 31, 2014: HK$41,032,000; August 31, 2013: HK$54,180,000).

The Group account for the term deposits and bank loans at amortized cost, therefore a change in interest rates at balance sheet date would not affect profit or loss and equity.

Cash flow sensitivity analysis for variable rate instruments

The Group’s cash flow interest-rate risk arose mainly from the 5-year interest rate swap contract with a HK$175,000,000 notional amount as at August 31, 2014 and 2013. The Group pay a fixed rate interest on the notional amount on a quarterly basis, and receive a floating interest rate at HIBOR rate. The contract was recognized initially at fair value and is re-measured at each balance sheet date. The 5-year interest rate swap contract was matured on December 24, 2014.

The Group has no variable rate instrument subject to cash flow interest rate risk as at December 31, 2014.

The Group’s loss attributable to shareholders would decrease by approximately HK$1,750,000 (August 31, 2013: decrease in loss attributable to shareholder of HK$1,750,000) in response to a 100 basis-points increase in market interest rates applicable as at August 31, 2014, with all other variables held constant.

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

The following table details the Group’s exposure at the balance sheet date to currency risk arising from recognized assets or liabilities denominated in a currency other than the functional currency of the entity to which they relate. For presentation purposes, the amounts of the exposure are shown in HKD, translated using the spot rate at the balance sheet date.

	Exposure to foreign currencies (expressed in HKD) December 31, 2014		Exposure to foreign currencies (expressed in HKD) August 31, 2014		Exposure to foreign currencies (expressed in HKD) August 31, 2013
	USD	RMB	USD	RMB	USD	RMB
	’000	’000	’000	’000	’000	’000
			(Unaudited)	(Unaudited)
Term deposits	—	—	310,761	262,282	177,441	165,216
Cash at bank and in hand	263,928	514,928	80,326	209,060	67,888	137,595
Other financial assets
- Available-for-sale debt securities	1,166,767	523,183	1,213,234	583,734	1,137,122	735,711
- Available-for-sale equity securities	11,063	—	12,025	—	11,000	—
Bank loans	(802,165)	—	(862,941)	—	(473,597)	—

	639,593	1,038,111	753,405	1,055,076	919,854	1,038,522

Sensitivity analysis

The following table indicates the instantaneous change in the Group’s loss for the year and other components of equity in response to reasonably possible changes in the foreign exchange rates to which the Group has significant exposure at the balance sheet date. In this respect, it is assumed that the pegged rate between the HKD and the USD would be materially unaffected by any changes in movement in value of the USD against other currencies.

	Increase/ (decrease) in foreign exchange rate HK$’000	Decrease/ (increase) in loss for the year HK$’000	Increase/ (decrease) in other components of equity HK$’000
December 31, 2014
RMB	1%	10,510	(129)
	(1%)	(10,510)	129
August 31, 2014 (Unaudited)
RMB	1%	10,579	(29)
	(1%)	(10,579)	29
August 31, 2013
RMB	1%	10,534	(149)
	(1%)	(10,534)	149

The sensitivity analysis assumes that the change in foreign exchange rates had been applied to re-measure those assets or liabilities denominated in foreign currency held by the Group which expose the Group to foreign currency risk at the balance sheet date. The analysis is performed on the same basis as at August 31, 2014 and August 31, 2013.

(e)	Equity price risk

The Group is exposed to equity price changes from available-for-sale equity securities.

Available-for-sale equity securities portfolio have been chosen based on their long term growth potential and returns and are monitored regularly for performance against expectations. Assuming that the market value of the Group’s available-for-sale equity securities had increased/decreased by not more than 10% at December 31, 2014, with all other variables held constant, the impact on the total equity of the Group is not expected to be material. Any increase or decrease in the market value of the Group’s available-for-sale equity securities would not affect the Group’s loss for the year unless they are impaired or disposed.

(f)	Fair values

(i)	Financial assets and liabilities measured at fair value

The following table presents the fair value of the Group’s financial instruments measured at the balance sheet date on a recurring basis, categorized into the three-level fair value hierarchy defined in IFRS 13, Fair value measurement. The level into which a fair value measurement is classified as determined with reference to the observability and significance of the inputs used in the valuation technique as follows:

•	Level 1 valuations: Fair values measured using only Level 1 inputs i.e. unadjusted quoted prices in active markets for identical financial assets or liabilities at the measurement date

•

Level 2 valuations: Fair values measured using Level 2 inputs i.e. observable inputs which fail to meet Level 1, and not using unobservable inputs. Unobservable inputs are inputs for which market data are not available

•	Level 3 valuations: Fair values measured using significant unobservable inputs

December 31, 2014

	Level 1 HK$’000	Level 2 HK$’000	Level 3 HK$’000	Total HK$’000
Assets
- Available-for-sale debt securities	—	1,744,210	—	1,744,210
- Available-for-sale equity securities	29,090	11,063	—	40,153

August 31, 2014 (Unaudited)

	Level 1 HK$’000	Level 2 HK$’000	Level 3 HK$’000	Total HK$’000
Assets
- Available-for-sale debt securities	—	1,850,826	—	1,850,826
- Available-for-sale equity securities	27,697	12,025	—	39,722
Liability
Derivative financial instrument:
- Interest rate swap	—	(1,340)	—	(1,340)

August 31, 2013

	Level 1 HK$’000	Level 2 HK$’000	Level 3 HK$’000	Total HK$’000
Assets
- Available-for-sale debt securities	—	1,922,890	—	1,922,890
- Available-for-sale equity securities	27,724	11,000	—	38,724
Liability
Derivative financial instrument:
- Interest rate swap	—	(5,181)	—	(5,181)

During the sixteen months ended December 31, 2014, there were no transfers between Level 1 and Level 2, or transfer into or out of Level 3. The Group’s policy is to recognize transfers between levels of fair value hierarchy as at the balance sheet date in which they occur.

Valuation techniques and inputs used in Level 2 fair value measurements

The fair value of available-for-sale securities are based on quoted market prices for identical financial instruments at the balance sheet date.

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

(ii)	Fair value of financial instruments carried at other than fair value

The carrying amounts of the Group’s other financial instruments carried at cost or amortized cost are not materially different from their fair value as at December 31, 2014, August 31, 2014 and 2013.

28	Commitments

(a)	Capital commitments

	December 31, 2014 HK$’000	August 31, 2014 HK$’000	August 31, 2013 HK$’000
		(Unaudited)
Purchase of computer and office equipment
- contracted but not provided for	5,038	42,716	3,465

Construction of Multimedia Production and Distribution Center
- authorized but not contracted for	823,438	831,921	845,603
- contracted but not provided for	14,049	13,911	7,168

(b)	Commitments under operating leases

The Group has future aggregate minimum lease payments under non-cancellable operating leases as follows:

	December 31, 2014 HK$’000	August 31, 2014 HK$’000	August 31, 2013 HK$’000
		(Unaudited)
Land and buildings:
- Within 1 year	3,585	3,416	2,172
- After 1 year but within 5 years	2,391	2,236	—

	5,976	5,652	2,172

(c)	Production costs commitments

The Group entered into several long-term agreements with certain production-related talents for future production in the Group’s Multimedia Business. Minimum amounts of to be paid by the Group are analyzed as follows:

	December 31, 2014 HK$’000	August 31, 2014 HK$’000	August 31, 2013 HK$’000
		(Unaudited)
Production costs which are payable:
- Within 1 year	11,350	35,552	81,472
- After 1 year but within 5 years	2,605	3,804	31,146

	13,955	39,356	112,618

29	Material related party transactions

In addition to the transactions and balances disclosed elsewhere in these financial statements, the Group entered into the following material related party transactions.

Key management personnel remuneration

Remuneration for key management personnel, including amounts paid to the Company’s directors as disclosed in note 13(a) is as follows:

	Sixteen months ended December 31, 2014 HK$’000	Four months ended December 31, 2014 HK$’000	Twelve months ended August 31, 2014 HK$’000	Twelve months ended August 31, 2013 HK$’000	Twelve months ended August 31, 2012 HK$’000
		(Unaudited)	(Unaudited)
Short-term Talent benefits	26,451	6,186	20,265	20,607	176,852
Post-employment benefits	2,387	596	1,791	1,792	2,488
Equity compensation benefits	—	—	—	—	9,546

	28,838	6,782	22,056	22,399	188,886

30	Acquisition of a subsidiary

On December 20, 2013, the Company completed the acquisition of Hong Kong Mobile Television Network Limited (“HKMTV”, formerly known as China Mobile Hong Kong Corporation Limited) at an aggregate of cash consideration and related transaction costs of HK$157,539,000. This transaction has been accounted for as an acquisition of assets and the Company recorded intangible assets of HK$146,591,000, fixed assets of HK$13,645,000 and other payables of HK$2,697,000, as at the date of acquisition.

31	Non-adjusting post balance sheet events

On October 15, 2013, the Chief Executive in Council announced that the Company’s application dated December 31, 2009 under the Broadcasting Ordinance for the grant of a domestic free television programme service licence (the “Licence”) had been rejected. On January 6, 2014, the Company filed an application for leave to apply for judicial review against the Chief Executive in Council’s decision. The application for leave was granted by the High Court of the Hong Kong Special Administrative Region on January 9, 2014. The substantive hearing was conducted August 27-29, 2014. On April 24, 2015, the Court of First Instance of the High Court of the Hong Kong Special Administrative Region quashed the decision and ordered to remit it back to the Chief Executive in Council for reconsideration.

Despite the Court of First Instance of the High Court of the Hong Kong Special Administrative Region quashed the decision and ordered to remit it back to the Chief Executive in Council for reconsideration, the final decision on the application for the Licence may continue to be protracted by the Chief Executive in Council by way of legal proceedings or administrative process and hence, the management do not consider the result of the judicial review has a material impact on the recoverable amount of the assets relating to the Group’s Multimedia Business.

32	Possible impact of amendments, new standards and interpretations issued but not yet effective for the sixteen months ended December 31, 2014

Up to the date of issue of these financial statements, the IASB has issued a number of amendments and new standards which are not yet effective for the sixteen months ended December 31, 2014 and which have not been adopted in the Group’s financial statements. These include the following which may be relevant to the Group.

Effective for accounting periods beginning on or after
Amendments to IFRS 10, Consolidated financial statements, IFRS 12, Disclosure of interests in other entities and IAS 27, Separate financial statements – Investment in entities	January 1, 2014

Amendments to IAS 32, Financial instruments: Presentation – Offsetting financial assets and financial liabilities	January 1, 2014

Amendments to IAS 36, Impairment of assets – Recoverable amount disclosures for non-financial assets	January 1, 2014

Annual improvements to IFRSs 2010-2012 cycle	July 1, 2014

Annual improvements to IFRSs 2011-2013 cycle	July 1, 2014

Amendments to IAS 16, Property, plant and equipment and IAS 38, Intangible assets – Clarification of acceptable methods of depreciation and amortization	January 1, 2016

IFRS 15, Revenue from contract with customers	January 1, 2017

IFRS 9, Financial instruments	January 1, 2018

The Group is in the process of making an assessment of what the impact of these amendments and new standards is expected to be in the period of initial application. So far the Group is not yet in a position to state whether they would have a significant impact on the Group’s results of operations and financial position.

In addition, the requirements of Part 9, “Accounts and Audit”, of the new Hong Kong Companies Ordinance (Cap. 622) come into operation from the Company’s first financial year commencing after March 3, 2014 (i.e. the Company’s financial year which began on January 1, 2015) in accordance with section 358 of that Ordinance. The Group is in the process of making an assessment of the expected impact of the changes in the Companies Ordinance on the consolidated financial statements in the period of initial application of Part 9. So far it has concluded that the impact is unlikely to be significant and will primarily only affect the presentation and disclosure of information in the consolidated financial statements.

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

Date: April 29, 2015