Form 20-F
period 2015-12-31
Hong Kong Television Network Ltd
filed 2016-04-29
CIK 1097086

As filed with the Securities and Exchange Commission on April 29, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2015

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

None

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

American Depositary Shares, each representing 20 Ordinary Shares

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

i

ii

USE OF DEFINED TERMS

Except as otherwise indicated by the context, references in this annual report to:

“Articles”	are to the Company’s Memorandum and Articles of Association;

“Broadcasting Ordinance”	are to the Broadcasting Ordinance (Chapter 562 of the laws of Hong Kong);

“CA”	are to the Communications Authority, a unified Hong Kong regulatory body for the broadcasting and the telecommunications sectors, which has taken over the functions and responsibilities of the HKBA and the Hong Kong Telecommunications Authority since April 1, 2012;

“Centre”	are to the Television and Multimedia Production Centre under construction in Tseung Kwan O Industrial Estate in Hong Kong;

“DTMB”	are to Digital Terrestrial Multimedia Broadcast, a standard widely adopted in the PRC, Hong Kong and Macau for the transmission of television to mobile and fixed terminals;

“Exchange Act”	are to the Securities Exchange Act of 1934, as amended;

“fiscal 2011”	are to the period of twelve months from September 1, 2010 to August 31, 2011;

“fiscal 2012”	are to the period of twelve months from September 1, 2011 to August 31, 2012;

“fiscal 2013”	are to the period of twelve months from September 1, 2012 to August 31, 2013;

“fiscal 2014”	are to the period of sixteen months from September 1, 2013 to December 31, 2014;

“fiscal 2015”	are to the period of twelve months from January 1, 2015 to December 31, 2015;

“free TV license”	are to a domestic free television programme service licence issued under the Broadcasting Ordinance;

“FTNS Business”	are to our former business segment in which we provided fixed telecommunications network services, including dial-up and broadband Internet access services, local VoIP services, IP-TV services and corporate data services;

“Group”	are to the Company and its subsidiaries;

“Guangzhou Agreement”	are to the sale and purchase agreement dated April 19, 2012 entered into by the Company and Metropolitan Light (HK) Company Limited, a company incorporated in Hong Kong and a wholly-owned subsidiary of Metropolitan Light Company Limited;

“Hong Kong Companies Ordinance”	are to Chapter 622 of the laws of Hong Kong;

“HKBA” or the “Hong Kong Broadcasting Authority”	are to an independent statutory body established by the Hong Kong government for the regulation of the broadcasting industry in Hong Kong;

“HKBN”	are to Hong Kong Broadband Network Limited, a former wholly-owned subsidiary of the Company;

“HKMA” or “Hong Kong Monetary Authority”	are to the government authority in Hong Kong responsible for maintaining monetary and banking stability in Hong Kong;

“HKSE”	are to The Stock Exchange of Hong Kong Limited;

“HKSE Listing Rules”	are to Rules Governing the Listing of Securities on the HKSE;

“HKTV” or the “Company”	are to Hong Kong Television Network Limited;

“IDD Business”	are to our former business segment in which we provided international direct dialing telecommunications services, including international long distance call services;

“IFRS”	are to International Financial Reporting Standards, as issued by the International Accounting Standards Board;

“Mobile TV Acquisition”	are to our acquisition on December 20, 2013 of the entire issued share capital of the Target Company pursuant to an option exercised by the Company under an agreement dated August 16, 2013 entered into between the Company and the Vendor;

“Mobile TV Spectrum”	are to the frequency at 678 – 686 MHz and microwave link in the frequency range of 7910 – 7920 MHz for the provision of broadcast-type mobile television services;

“Multimedia Business”	are to our business consisting of, among other things, an online shopping mall operation, the offer of television programming through our OTT platform, multimedia and drama productions, content distribution and other related services;

“Nasdaq”	are to The Nasdaq Stock Market LLC;

“OTT”	are to Over-The-Top, which is the delivery of multimedia content over the Internet;

“Sarbanes-Oxley Act”	are to the Sarbanes-Oxley Act of 2002;

“SEC”	are to the Securities and Exchange Commission;

“Securities Act”	are to the Securities Act of 1933, as amended;

“Supplementary Financial Information”	are to the Company’s unaudited financial information relating to the twelve months ended August 31, 2014 and four months ended December 31, 2014;

“Talents”	are to all individuals employed by us, including the directors of the Company;

“Target Company” or “HKMTV”	are to Hong Kong Mobile Television Network Limited (formerly China Mobile Hong Kong Corporation Limited), a company incorporated in Hong Kong with limited liability and, prior to the Mobile TV Acquisition, a wholly-owned subsidiary of the Vendor;

“Telecom Group Agreement”	are to the sale and purchase agreement dated March 31, 2012 entered into between the Company and Metropolitan Light Company Limited in relation to the disposal of 100% of the issued share capital of City Telecom International Limited, Credibility Holdings Limited and Automedia Holdings Limited;

“Telecom Business”	are to the disposed businesses, which include the FTNS Business and IDD Business;

“Unified Carrier License”	are to a unified carrier licence issued by the Communications Authority to the Target Company;

“Vendor”	are to China Mobile Hong Kong Company Limited, a company incorporated in Hong Kong with limited liability and an wholly-owned subsidiary of China Mobile Limited, a company listed on the New York Stock Exchange and the main board of the HKSE; and

“we”, “us” or “our”	are to Hong Kong Television Network Limited and/or its subsidiaries, as the context requires.

CURRENCY TRANSLATION

We publish our consolidated financial statements in Hong Kong dollars. In this annual report, references to “Hong Kong dollars” or “HK$” are to the currency of Hong Kong, and references to “U.S. dollars” or “US$” are to the currency of the United States. This annual report contains translations of Hong Kong dollar amounts into U.S. dollar amounts solely for your convenience. Unless otherwise indicated, the translations have been made at US$1.00 = HK$7.7507, which was the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2015. On April 22, 2016, the exchange rate was US$1.00 = HK$7.7564. You should not construe these translations as representations that the Hong Kong dollar amounts actually represent such U.S. dollar amounts or could have been or could be converted into U.S. dollars at the rates indicated or at any other rates.

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

These assumptions involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from those expressed or implied by such forward looking statements. Potential risks and uncertainties include:

•	our ability to identify and implement other business plans for the development of our Multimedia Business after the rejection on our application for a free TV license by the government of Hong Kong and the unfavorable reply from the CA for the adoption of DTMB as the transmission standard for the proposed mobile television service in the absence of a free TV license;

•	our ability to evaluate and introduce different distribution channels, platforms and approaches to distribute our completed programs;

•	our ability to introduce new services to the market and the popularity of those new services to the market;

•	our ability to integrate and manage our strategic acquisitions;

•	changes in our regulatory environment;

•	increasing competition in the multimedia market, including the television programming and content production market in Hong Kong and the international content licensing and distribution market;

•	increasing competition in the online shopping market and a current slowdown in the Hong Kong retail market;

•	viewer preferences regarding self-produced and purchased content;

•	consumer viewing and purchasing habits;

•	the benefits we expect to derive from the Centre under construction in the Tseung Kwan O Industrial Estate in Hong Kong, on which we resumed construction in August 2015 and the building work expected to be completed by October 2016;

•	the stability and continued development of the telecommunications network of our prior Telecom Business, to which the Company is granted a 20-year indefeasible right of use and which is intended to form one of the main channels of distribution in Hong Kong for the Company’s television and multimedia content;

•	our limited experience in multimedia production, content distribution and the online shopping business, thereby making forecasting difficult;

•	changes in technology; and

•	changes in the Hong Kong and global economic environments.

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

A. Selected Financials

Historical financial information

The following table presents our selected historical financial data as of and for the twelve months ended August 31, 2011, 2012 and 2013, the sixteen months ended December 31, 2014, and the twelve months ended December 31, 2015. Except for amounts presented in U.S. dollars, the selected historical consolidated income statement data and other financial data for the twelve months ended August 31, 2013, the sixteen months ended December 31, 2014, and the twelve months ended December 31, 2015, and the selected historical consolidated statement of financial position data as of December 31, 2014 and December 31, 2015, set forth below are derived from, should be read in conjunction with, and are qualified in their entirety by reference to our audited consolidated financial statements, including the related notes, included elsewhere in this annual report. The selected historical consolidated income statement data for the twelve months ended August 31, 2011 and 2012 and consolidated statement of financial position data as of August 31, 2011, 2012 and 2013 set forth below are derived from our audited consolidated financial statements that are not included in this annual report. Our consolidated financial statements have been prepared in accordance with IFRS.

You should read the selected financial data in conjunction with our consolidated financial statements and related notes and Item 5 “Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results do not necessarily indicate our expected results for any future periods.

Pursuant to a resolution of the Board dated August 29, 2014, the Company’s financial year end date has been changed from August 31 to December 31 in order to unify the financial year-end dates of the Company and its subsidiaries and align with the business cycle of the Group’s potential customers in the retail e-commerce industry and the multimedia advertising industry. Accordingly, the accompanying consolidated financial statements, and the selected financial information below, for fiscal 2014 cover a period of sixteen months from September 1, 2013 to December 31, 2014. As the fiscal 2014 figures are not directly comparable with those of the fiscal 2011 through fiscal 2013 and fiscal 2015, financial information for the twelve months ended August 31, 2014 and the four months ended December 31, 2014 prepared in accordance with IFRS, has been presented to enhance comparability. This supplementary financial information has not been audited. For further information, see Note 1 to the consolidated financial statements included elsewhere in this annual report.

Selected consolidated income statement data:

	Year ended August 31, 2011	Year ended August 31, 2012	Year ended August 31, 2013	Twelve months ended August 31, 2014	Four months ended December 31, 2014	Sixteen months ended December 31, 2014	Year ended December 31, 2015	Year ended December 31, 2015
	HK$	HK$	HK$	HK$	HK$	HK$	HK$	US$
	(in thousands, except per share data)
Continuing operations:
Turnover	—	3,762	7,802	1,391	21,636	23,027	112,810	14,555
Programme costs	—	(6,006)	(15,706)	(560)	(26,854)	(27,414)	(320,740)	(41,382)
Cost of inventories	—	—	—	—	(353)	(353)	(23,113)	(2,982)
Valuation gains on investment properties	—	18,200	43,400	1,800	2,100	3,900	11,900	1,535
Other operating expenses	(23,481)	(104,960)	(201,514)	(245,581)	(98,218)	(343,799)	(329,816)	(42,553)
Other income/(loss), net	3,456	19,920	128,909	117,702	29,907	147,609	67,537	8,714
Finance costs, net	(7,303)	(2,455)	(4,860)	(5,751)	(2,016)	(7,767)	(3,234)	(417)
Impairment losses/ write off of assets	—	—	—	(32,000)	—	(32,000)	(327,810)	(42,294)

Loss before taxation	(27,328)	(71,539)	(41,969)	(162,999)	(73,798)	(236,797)	(812,466)	(104,824)
Income tax (expenses)/ credit	(4,782)	(2,281)	1,659	(145)	(60)	(205)	(93)	(12)

Loss from continuing operations	(32,110)	(73,820)	(40,310)	(163,144)	(73,858)	(237,002)	(812,559)	(104,836)

Discontinued operations:
Profit from discontinued operations (net of tax)	346,025	3,771,694	—	—	—	—	—	—

(Loss)/profit for the period	313,915	3,697,874	(40,310)	(163,144)	(73,858)	(237,002)	(812,559)	(104,836)

Attributable to:
Equity shareholders of the Company
-Continuing operations	(32,110)	(71,406)	(40,310)	(163,144)	(73,858)	(237,002)	(812,559)	(104,836)
-Discontinued operations	346,025	3,771,694	—	—	—	—	—	—

	313,915	3,700,288	(40,310)	(163,144)	(73,858)	(237,002)	(812,559)	(104,836)

Non-controlling interest
-Continuing operations	—	(2,414)	—	—	—	—	—	—
-Discontinued operations	—	—	—	—	—	—	—	—

	—	(2,414)	—	—	—	—	—	—

(Loss)/profit for the period	313,915	3,697,874	(40,310)	(163,144)	(73,858)	(237,002)	(812,559)	(104,836)

Basic (loss)/earnings per share (cents)
-Continuing and discontinued operations	40.8	471.9	(5.0)	(20.2)	(9.1)	(29.3)	(100.4)	(13.0)
-Continuing operations	(4.1)	(9.0)	(5.0)	(20.2)	(9.1)	(29.3)	(100.4)	(13.0)
-Discontinued operations	44.9	480.9	—	—	—	—	—	—
Diluted (loss)/earnings per share (cents)(1)
-Continuing and discontinued operations	39.6	465.1	(5.0)	(20.2)	(9.1)	(29.3)	(100.4)	(13.0)
-Continuing operations	(4.1)	(9.0)	(5.0)	(20.2)	(9.1)	(29.3)	(100.4)	(13.0)
-Discontinued operations	43.7	474.1	—	—	—	—	—	—

Selected consolidated statement of financial position data:

	August 31, 2011	August 31, 2012	August 31, 2013	August 31, 2014	December 31, 2014	December 31, 2015	December 31, 2015
	HK$	HK$	HK$	HK$	HK$	HK$	US$
	(in thousands)
Total assets	2,264,462	3,537,356	3,833,047	4,098,256	3,938,437	2,418,881	312,086

Finance lease obligations – non-current portion	(288)	(160)	(70)	—	—	—	—
Derivative financial instrument	(11,564)	(9,663)	(5,181)	(1,340)	—	—	—
Finance lease obligations – current portion	(105)	(85)	(90)	—	—	—	—
Other liabilities	(455,124)	(44,055)	(577,084)	(929,621)	(883,276)	(180,264)	(23,258)

Total liabilities	(467,081)	(53,963)	(582,425)	(930,961)	(883,276)	(180,264)	(23,258)

Net assets	1,797,381	3,483,393	3,250,622	3,167,295	3,055,161	2,238,617	288,828

Share capital	77,191	80,902	80,902	—	—	—	—
Other statutory capital reserves	1,107,261	1,188,012	1,188,012	—	—	—	—

Share capital and other statutory reserves	1,184,452	1,268,914	1,268,914	1,268,914	1,268,914	1,268,914	163,716
Other reserves	612,929	2,214,479	1,981,708	1,898,381	1,786,247	969,703	125,112

Total shareholders’ equity	1,797,381	3,483,393	3,250,622	3,167,295	3,055,161	2,238,617	288,828

Other financial data:

	Year ended August 31, 2011	Year ended August 31, 2012	Year ended August 31, 2013	Twelve months ended August 31, 2014	Four months ended December 31, 2014	Sixteen months ended December 31, 2014	Year ended December 31, 2015	Year ended December 31, 2015
	HK$’	HK$	HK$	HK$	HK$	HK$	HK$	US$
	(in thousands)
Net cash (outflow)/inflow from operating activities	585,899	181,924	(356,804)	(241,404)	(49,662)	(291,066)	(218,451)	(28,185)
Net cash inflow/(outflow) from investing activities	(414,189)	3,681,791	(1,781,342)	(120,577)	627,835	507,258	312,552	40,326
Net cash (outflow)/inflow from financing activities	(343,112)	(2,191,749)	403,762	322,129	(65,116)	257,013	(733,176)	(94,595)
Capital expenditure(2)
- Continuing operations	51,255	178,750	37,708	18,621	50,096	68,717	99,202	12,799
- Discontinued operations	397,941	283,643	—	—	—	—	—	—
Dividends
- Interim dividend declared	115,605	119,674	—	—	—	—	—	—
- Final dividend proposed after statement of financial position date	115,787	121,352	—	—	—	—	—	—
- Special dividend declared	—	2,022,542	—	—	—	—	—	—

	August 31, 2011	August 31, 2012	August 31, 2013	August 31, 2014	December 31, 2014	December 31, 2015
	(in thousands)
Number of ordinary shares issued and fully paid (in thousands of shares)	771,912	809,017	809,017	809,017	809,017	809,017

Notes:

(1)	Diluted (loss)/earnings per share is computed by dividing (loss)/profit for the year by the diluted weighted average number of ordinary shares during the year.

(2)	Capital expenditures represent additions to property, plant and equipment.

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

As of April 22, 2016, the exchange rate between the Hong Kong dollar and the U.S. dollar was 7.7564. The following table sets forth the average, high, low and period-end exchange rate between the Hong Kong dollar and the U.S. dollar (in Hong Kong dollars per U.S. dollar) for the fiscal periods indicated:

	Average(1)	High	Low	Period-end
	HK$	HK$	HK$	HK$
Fiscal 2011	7.7776	7.8087	7.7506	7.7876
Fiscal 2012	7.7670	7.8040	7.7532	7.7560
Fiscal 2013	7.7559	7.7654	7.7493	7.7544
Fiscal 2014	7.7542	7.7669	7.7495	7.7531
Fiscal 2015	7.7524	7.7686	7.7495	7.7507
January 2016	7.7812	7.8270	7.7505	7.7876
February 2016	7.7829	7.7969	7.7700	7.7763
March 2016	7.7604	7.7745	7.7528	7.7563
April 2016 (through April 22, 2016)	7.7554	7.7569	7.7537	7.7564

Note:

(1)	The average rates on the last business day of each month during the relevant fiscal year or the average rates for each business day during the relevant monthly period.

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

Risks Relating to Our Business and Operations

Our application for a free TV license in Hong Kong was rejected and although our judicial review was successful, the Court of Appeal overturned the favorable judgment of the Court of First Instance, we may not ultimately receive a license.

In 2009, we submitted an application for a free TV license to the HKBA. On October 15, 2013, the Chief Executive in Council announced that it had rejected our application. As a result, we are not able to operate domestic free television program services in Hong Kong. On April 11, 2014, we submitted a new application for a free TV license, which is being considered by the CA. On January 6, 2014, we filed an application for leave to apply for judicial review in respect of the Chief Executive’s denial of our first application and the substantive hearing was conducted from August 27 to 29, 2014. The court’s judgment was handed down on April 24, 2015, quashing the Chief Executive’s denial of our application for a free TV license and directing the government to pay our legal fees and expenses in relation to the judicial review. On May 19, 2015, the Chief Executive in Council filed an appeal against the court’s judgment. On October 22, 2015, the Chief Executive in Council obtained a court order to stay the execution of the said judgment pending resolution of the appeal. The hearing of the appeal was conducted on February 17 and 18, 2016, and on April 6, 2016 the Court of Appeal handed down its judgment, overturning the favorable Court of First Instance’s decision and ruling that the Chief Executive was within his rights to deny our first application for a free TV license.

We have submitted a new application for a free TV license on April 11, 2014 but may not ultimately receive a license. As we had planned on domestic free television being one of the major distribution channels for our self-produced television content and the primary source of our advertising revenue, any failure to obtain a free TV license will make us more reliant on the other distribution channels we have been exploring, such as our mobile TV services, and developing, such as our OTT and Online Shopping Business.

Depending on the progress we make in obtaining a free TV license, we may at some point cease pursuing the domestic free television business in Hong Kong, which could have a material adverse effect on our business, prospects and financial condition.

Our application to use the widely adopted DTMB standard to provide mobile TV services in Hong Kong using the license of our subsidiary was rejected by the CA, and our judicial review was unsuccessful.

By acquiring the Target Company in December 2013, we acquired a license to provide mobile TV services in Hong Kong. In April 2014, however, we suspended the launch of mobile TV services after being denied permission by the CA to provide the services using the DTMB transmission standard without also having a free TV license. As a consequence, we have reduced the scale of our workforce in the creative and production teams, and we suspended the filming of new television programs. The Court of First Instance granted us leave to apply for judicial review, and the substantive hearing was conducted on November 26 and 27, 2014. On September 29, 2015, the Court of First Instance handed down judgment and ordered that the judicial review application be dismissed. We are now in discussions with the CA about our proposal to instead adopt Digital Video Broadcasting – Terrestrial 2 as the transmission standard for the provision of mobile TV services. However, there can be no assurance that the proposal will be approved, and given the uncertainties, there can be no assurance that we will in fact resume content production.

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

Our Multimedia Business includes our offer of free television programming through our OTT platform, our online shopping business, multimedia and drama productions, and content distribution and licensing, as well as artiste management services. We launched our OTT platform, HKTVmall, in November 2014 and our online shopping business in February 2015. As a result, we have a limited operating history in the Multimedia Business for you to evaluate our business, financial performance and prospects. Our historical results, which were largely based on the Telecom Business that we disposed of in May 2012, are not indicative of our future performance. To date, we have not achieved significant revenue or profitability in our Multimedia Business and, going forward, we may not be able to generate significant revenue or achieve profitability.

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

We have refined our business plan to focus primarily on the development of our OTT and online shopping businesses. On November 19, 2014, we officially announced the launch of the HKTVmall – an OTT platform integrating entertainment and a one-stop online shopping mall in Hong Kong. The OTT platform offers free broadcasts of our self-produced drama series, variety and infotainment programs and purchased content. After the trial run on December 17, 2014, our online shopping mall was formally launched on February 2, 2015. HKTVmall can be accessed through multiple Internet-connected devices, such as smart phones running on Android, iOS and Windows, tablet computers, personal computers, smart TV sets, Android TV boxes and game consoles. For the twelve months ended December 31, 2015, we incurred a loss of HK$812.6 million. We may incur substantial expenditure in connection with these endeavors before we can generate significant revenue from our OTT and online shopping businesses. As a result, our OTT and online shopping businesses may not be able to become profitable in the future.

The construction and development of the Centre is subject to a number of risks beyond our control.

We started building the Centre on land granted by Hong Kong Science and Technology Parks Corporation in the Tseung Kwan O Industrial Estate in February 2012. In August 2015, we appointed the main contractor to build the Centre. The building work is making progress and is expected to be completed in October 2016. While an independent project team has been appointed to manage the construction, there can be no assurance that construction delays or cost overruns will not occur. Further, we are required to meet certain milestones under our agreement with the Hong Kong Science and Technology Parks Corporation, and, should we fail to meet those milestones, we may lose our rights under the land grant. In particular, we must complete building works on or before February 28, 2017, and commence operations by June 30, 2017. The success of the project will be subject to a number of risks beyond our control, including:

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

We expect to incur significant capital expenditure to develop our Multimedia Business, a major portion of which will be for the building of the Centre. Our capital expenditure plans will also include the further development of our OTT and online shopping businesses. While we intend to fund such expenditure by using our currently available cash, as well as unutilized banking facilities, we may not have adequate capital to fund our projected capital expenditure if there is any further delay in our capital expenditure plans or if there is an increase in costs. If we cannot finance our capital expenditure using existing available cash and unutilized banking facilities, we may be required to incur additional debt, reduce capital expenditure, sell assets, or raise equity. Market conditions may impair our ability to obtain financing to support our capital expansion plans. Additional debt or equity financing may not be available, and debt financing, if available, may involve restrictions on our investing, financing and operating activities.

If we fail to capture viewer preferences, our business prospects and reputation could be materially and adversely affected.

The success of our self-produced multimedia content, such as the entertainment programs broadcast on our OTT platform and available in HKTVmall, depends primarily on our ability to capture viewer preferences, which vary among different demographic groups and regions and could change rapidly. In general, the popularity of multimedia content among viewers is mainly determined by the producer’s ability to originate and source viewer-engaging content, create high-quality scripts and characters that appeal to a broad range of viewers, and cast popular talent and directors. If viewers’ reaction to our multimedia content is different from that we have predicted, the success and popularity of our multimedia content may be jeopardized. If our multimedia content fails to perform as expected, we may not be able to establish a strong reputation in the multimedia content production business, and our business prospects may be materially and adversely affected.

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

Our success depends on our ability to attract, retain and rehire high-quality production crew and talent artistes in a highly competitive market.

The Multimedia Business requires the collaboration of many different workstreams and people with different expertise. Our ability to attract, retain and, in some cases, re-hire high-quality production crew and popular talent artistes will be a key factor to our success We may not be able to re-hire Talents, in particular, production team members and talent artistes whom we have made redundant or whose contracts we have not renewed, or to make replacement hires, if we resume content production in the future or need them in order to meet other future business needs.

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

Our logistics and warehousing functions are human capital intensive, and we may not be able to recruit sufficient human resources and successfully retain them.

Our logistics and warehousing functions are human capital intensive, and we may not be able to recruit sufficient human resources and successfully retain them. Our ability to recruit and retain temporary and permanent logistics and warehousing professionals depends on several factors, including our ability to provide our logistics and warehousing professionals with assignments that they view as attractive and to provide competitive compensation packages. The costs of attracting logistics and warehousing professionals and providing them with attractive compensation packages may be higher than we anticipate, or we may be unable to pass the costs on to our customers, which may reduce our profitability. Moreover, if we are unable to recruit temporary and permanent logistics and warehousing professionals, or if we lose a significant number of our logistics personnel, our service execution may deteriorate, which could cause customer dissatisfaction with our online shopping services, which could negatively impact our business, prospects, financial condition and results of operations.

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

We may not be able to sustain the level of our investment income we generated in fiscal 2015.

We recorded “other income, net” of HK$67.5 million in fiscal 2015, which was significantly less than in previous years. As compared with fiscal 2014, the decrease of HK$80.1 million was mainly due to four additional months of investment income being recorded in the sixteen months ended December 31, 2014, additional HK$25.4 million exchange loss recognized in fiscal 2015 due to the depreciation of the Renminbi, and the realization of a portion of our investment portfolio to support the operating activities of the Group. As we develop our Multimedia Business, less surplus cash will be available for these investments and, accordingly, we may not be able to generate a similar level of other income as we did in fiscal 2015.

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

We recorded other financial assets of HK$1,445.8 million as of December 31, 2015 which represented investment in available-for-sale securities mainly composed of debt securities, a significant portion of which has a maturity date of over one year from December 31, 2015, and equity securities. Although we mostly invested in liquid instruments with sound credit quality, such as investment grade products, securities of constituents in major stock indices or securities of state-owned or -controlled companies, we may still face liquidity risk, which is highly sensitive to many factors, including issuers’ credit and financial condition, governmental monetary policy and general market conditions. We may not be able to realize our investment in other financial assets at our desired time, price and transaction size.

In addition, we may not be able to recover the par value of our investment in available-for-sale debt securities, upon maturity or at all, if the credit quality and financial position of the debt issuers deteriorate.

If we are unable to offer products that attract new customers and recurring purchases from existing customers through our online shopping platform, HKTVmall, our business, financial condition and results of operations may be materially and adversely affected.

We launched our 24-hour online shopping platform on HKTVmall in February 2015. We expect this online shopping business will be one of the major contributors to our business. Our future growth depends on our ability to continue to attract new online shopping customers as well as recurring purchases from existing online shopping customers. Constantly changing consumer preferences have affected and will continue to affect the online retail industry. We must stay abreast of emerging consumer preferences and anticipate product trends that will appeal to existing and potential customers. Our customers choose to purchase authentic and quality products on our website due in part to the attractive prices that we offer, and they may choose to shop elsewhere if we cannot match the prices offered by other websites or by physical stores. If our customers cannot find their desired products on our website at attractive prices, they may lose interest in us and visit our website less frequently or even stop visiting our website altogether, which in turn could materially and adversely affect our business, prospects, financial condition and results of operations.

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

As of April 27, 2016, our online shopping mall had over 700 stores offering more than 110,000 products in categories which include fashion, mother and baby, skin care and make up, personal care, medicine and health, supermarket, food and wine, household, music, video and books, games, toys and stationery, outdoor and sports, pet care, digital and electronics products, and dinning and leisure. In addition, we may substantially increase the number of products we offer in the future. Our lack of familiarity with these products and lack of relevant customer data relating to these products may make it more difficult for us to anticipate customer demand and preferences. We may misjudge customer demand. It may also make it more difficult for us to inspect and control quality and ensure proper handling, storage and delivery. We may experience higher return rates on new products, receive more customer complaints about them and face costly product liability claims as a result of selling them for the merchants who are the owners of the products, which could harm our brand and reputation as well as our financial performance. Furthermore, we may not be able to negotiate favorable terms with suppliers. We may need to provide aggressive promotional offers to gain market share or remain competitive in new categories. It may be difficult for us to achieve profitability in the new product categories, and our profit margin, if any, may be lower than we anticipate, which could adversely affect our overall profitability and results of operations.

We may be subject to product liability claims if people or properties are harmed by the products we sell through our online shopping platform.

We are a marketplace with a substantial number of products and services, selling for third-party merchants through our online shopping platform, some of which may be defectively designed or manufactured. As a result, sales of such products could expose us to product liability claims relating to personal injury or property damage and may require product recalls or other actions. Third parties subject to such injury or damage may bring claims or legal proceedings against us as the operator of the marketplace selling the product. Although we would have legal recourse against the third-party merchants or manufacturer of such products under Hong Kong law, attempting to enforce our rights against such parties may be expensive, time-consuming and ultimately futile. While we maintain product liability insurance in relation to products we sell, the products giving rise to liability may not be covered or the sum insured may not be sufficient to cover any loss or claim we may encounter. As a result, any material product liability claim or litigation could have a material and adverse effect on our business, prospects, financial condition and results of operations. Even unsuccessful claims could result in the expenditure of funds and managerial efforts in defending them and could have a negative impact on our reputation.

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

We have set up our own logistics center at Kowloon Bay with logistics, warehousing and delivery teams. Our ability to process and fulfill orders accurately and provide high quality customer service depends on the smooth operation of our logistics team, which includes our warehousing operation and the delivery services provided by our couriers and drivers. Our logistics operations may be vulnerable to damage caused by fire, flood, power outage, telecommunications failure, systems breakdown, break-ins, human error and other events. If any of our warehouse or delivery services were rendered incapable of operation, then we may be unable to fulfill relevant customer orders. We do not carry business interruption insurance, and the occurrence of any of the foregoing risks could have a material adverse effect on our business, prospects, financial condition and results of operations.

We may not be able to renew the tenancy of our logistics center at a reasonable market rate or find a suitable new tenancy on reasonable terms to continue our HKTVmall operation.

Our logistics center at Kowloon Bay operates as a warehousing and delivery team, which can provide delivery within as little as 24 hours in the case of most supermarket products, and next-day delivery or at customers’ selected timeslots for most other local products. This enables the merchants joining HKTVmall to avoid having to invest in complicated logistics support while still being able to deliver a satisfying shopping experience to their customers. The premises for this logistics center are leased by us. Should we be unable to renew our tenancy at a reasonable market rate upon expiration of the tenancy, or find a suitable new tenancy on reasonable terms for replacement or expansion of our current logistics center, our operations could become more expensive, less attractive to merchants, or less convenient for our customers, any of which could negatively impact our operations and financial results.

We may incur liability or become subject to penalties for counterfeit or unauthorized products sold on our website, or for products sold on our website or content posted on our website that infringe on third-party intellectual property rights, or for other misconduct.

As of April 27, 2016, our online shopping mall has over 700 stores offering more than 110,000 products in categories which include fashion, mother and baby, skin care and make up, personal care, medicine and health, supermarket, food and wine, household, music, video and books, games, toys and stationery, outdoor and sports, pet care, digital and electronics products, and dining and leisure. A substantial majority of such products and services are offered by third-party merchants through our online shopping platform which functions as a marketplace for such third parties. We also directly sell from our own inventory a portion of the products and services on our online shopping platform. Some of the products offered on our online shopping platform may be defectively designed or manufactured.

In addition to acting as a marketplace for merchants, we source a portion of products in our inventory from third-party suppliers. Third-party sellers on our online marketplace are separately responsible for sourcing the products they sell on our website. Although we have adopted measures to verify the authenticity and authorization of products sold on our website and avoid potential infringement of third-party intellectual property rights in the course of sourcing and selling products, we may not always be successful in this.

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

We may experience seasonality in our online shopping business similar to other retail businesses in Hong Kong. For example, sales in the traditional retail industry are significantly higher in the fourth quarter of each calendar year than in the preceding three quarters. Given that our OTT services were launched only in November 2014 and our online shopping mall formally began operations in February 2015, we are still assessing the significance of any seasonal fluctuations in our business and their impact on our results of operations. Our business, financial conditions and results of operations for future periods may experience seasonal fluctuations.

If we cannot sell the inventory of HKTVmall above costs or before the relevant expiration dates, we may need to write off inventory and suffer inventory loss.

Our ability to sell our inventory at a profit and prior to the relevant expiration dates is affected by many factors, including factors beyond our control. The retail industry is highly competitive and fragmented, with large numbers of companies operating in our region, both online and offline. Historically, retail competitors have competed aggressively on the basis of price, resulting in decreased margins on sales. If we cannot match or remain within a reasonable competitive distance from our competitors’ prices, we may lose sales volume. In addition, if our retail competitors are able to provide more innovative or higher quality products, or better customer financing or a superior experience, or if they implement more effective marketing programs, our ability to compete and our results of operations could be adversely affected. If our sales volumes suffer, or we are not able to accurately predict sales volumes and timing, we may suffer from expiring inventory. In such cases, our results of operations would be negatively impacted, and we may need to write off the inventory and suffer inventory loss.

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

We are exposed to foreign exchange risk because our revenue is predominantly denominated in Hong Kong dollars, while a portion of our operating costs and some of our capital expenditure plans are denominated in U.S. dollars, Renminbi or other foreign currencies. In addition, a significant portion of our investments in available-for-sale securities and deposits is denominated in U.S. dollars and Renminbi.

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

Our Chairman and Vice Chairman each have an indirect ownership interest in our Company through Top Group International Limited, which, as of April 27, 2016, held approximately 42% of the Company’s shares, of which approximately 42% and 27% was owned by our Chairman and Vice Chairman, respectively. Top Group International Limited is a special purpose vehicle incorporated in the British Virgin Islands. Its board of directors consists of Mr. Wong and Mr. Cheung. Mr. Wong and Mr. Cheung have entered into a voting agreement pursuant to which they agreed to vote the 339,814,284 shares held by Top Group International Limited, the 15,236,893 shares held by Mr. Wong individually, and the 50,377,763 shares held by Mr. Cheung individually, collectively as a group. Our Chairman and Vice Chairman could take actions that may not be in the best interests of our other shareholders.

We believe we were a passive foreign investment company for our taxable year ended December 31, 2015, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our American depository shares or ordinary shares.

Based on the market price of our American depository shares, the value of our assets, and the composition of our income and assets, we believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2015. In addition, it is likely one or more of our subsidiaries were also PFICs for such year. A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). In general, the total value of our assets for purposes of the asset test will be determined based on the market price of our American depositary shares and ordinary shares. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our American depositary shares and ordinary shares, our PFIC status will depend in large part on the market price of the American depositary shares and ordinary shares, which may fluctuate significantly. Furthermore, unless our share value increases and/or we invest a substantial amount of our cash and other passive assets in assets that produce active income, there is a significant risk we will be a PFIC for our taxable year ending December 31, 2016. Because we believe we were a PFIC for our taxable year ended December 31, 2015, certain adverse U.S. federal income tax consequences could apply to a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation”) who holds an American depository share or an ordinary share with respect to any “excess distribution” received from us and any gain from a sale or other disposition of the American depositary shares or ordinary shares. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

Risks Relating to Our ADSs

We have effectuated the delisting of our ADSs from Nasdaq and may terminate the registration of our securities with the U.S. Securities and Exchange Commission in the future, and this may adversely affect our share price.

On November 27, 2015, we announced that the Board has resolved to delist its ADSs from Nasdaq. The delisting was sought in view of the limited holdings and trading volume of the ADSs and the time and costs of maintaining the listing of the ADSs in the United States. On December 8, 2015, we filed with the U.S. Securities and Exchange Commission a Form 25 to effect the delisting from Nasdaq as from December 19, 2015. Since the delisting, our ADRs have been traded in the over-the-counter markets, and The Bank of New York Mellon Corporation has continued to act as our ADR depositary pursuant to the existing Deposit Agreement. We have not arranged for the listing or registration of the ADSs or the ordinary shares on another national securities exchange in the United States or for the quotation of the ADSs or the ordinary shares in a quotation medium in the United States. The delisting of our ADSs from Nasdaq and the possible deregistration under the Exchange Act may have a negative impact on the price of our ADSs and ordinary shares.

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

The holding, acquisition or exercise of voting control of a free TV license by persons who do not meet certain Hong Kong residency requirements as set out in the Broadcasting Ordinance (“Unqualified Voting Controllers”) is restricted in various ways by the Broadcasting Ordinance. Such restrictions include, but are not limited to, the requirement for prior approval from the CA for the holding, acquisition or exercise of voting control by an Unqualified Voting Controller of more than 2% of a licensee and restrictions on the exercise of “voting control” by such Unqualified Voting Controller. Under the Broadcasting Ordinance, “voting control” means “the control of or the ability to control, whether directly or indirectly, the exercise of the right to vote attaching to one or more voting shares of a licensee.” If we obtain a free TV license, our Company and any Unqualified Voting Controller will be subject to these restrictions. In addition to the cross-media ownership restrictions outlined above, the Broadcasting Ordinance also imposes restrictions on foreign ownership of a holder of a free TV license. The restrictions do not prohibit the ownership of any voting shares in a free TV licensee but rather take the form of prohibiting the exercise of any voting rights attached to such voting shares. If we obtain a free TV license, an unqualified voting controller of our Company will be subject to the voting restrictions as set out in Part 3 of Schedule 1 to the Broadcasting Ordinance. An “unqualified voting controller” under the Broadcasting Ordinance refers to a voting controller who is not a qualified voting controller, and a qualified voting controller refers to a voting controller who satisfies the ordinary resident requirement and who, in the case of an individual, has resided in Hong Kong for a period of no less than seven years or in the case of a corporation, whose directors satisfy the Hong Kong residency requirement. According to paragraph 20 (1) of Schedule 1 to the Broadcasting Ordinance, no unqualified voting controller may hold, acquire, or exercise or cause or permit to be exercised 2% to 6% or 6% to 10% or more than 10% of the total voting control of a free TV licensee without the prior approval of the CA. If an unqualified voting controller holds more than 10%, in the aggregate, of the total voting control of a licensee without the prior approval in writing of the CA, notwithstanding anything contained in the memorandum or articles of association of the licensee or any provision of the laws of Hong Kong apart from this section, he shall not exercise or cause or permit to be exercised, in relation to any question or matter arising at a general meeting of the licensee, voting rights exceeding, in the aggregate, 10% of the total voting control of the licensee. Paragraph 20(3) of Schedule 1 to the Broadcasting Ordinance provides that the CA may, in respect of any unqualified voting controller who is in contravention of such voting restriction, direct such unqualified voting controller in question to cease any such contravening act. If and when a free TV license is granted to our Company, an unqualified voting controller may need to seek the requisite approval of the CA for exercising its voting power in our Company. Our Company will be required to notify the CA of the unqualified voting controller pursuant to the directions of the CA and paragraphs 22 and 30 of Schedule 1 to the Broadcasting Ordinance. There are no restrictions, either pursuant to our Articles or to the laws of Hong Kong (other than the voting restrictions as set out in Part 3 of Schedule 1 to the Broadcasting Ordinance), on the rights of non-residents of Hong Kong or foreign persons to hold or exercise voting rights with respect to our ordinary shares, if we obtain a free TV license.

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

In December 2009, we submitted an application to the HKBA to obtain a free TV license. In August 2011, Hong Kong Science and Technology Parks Corporation granted us a parcel of land in Tseung Kwan O Industrial Estate, New Territories to build the Centre, a center for television and multimedia production. The construction of the Centre was suspended following the rejection of our application for a free TV license. In August 2015, we resumed construction of the Centre, and the building work is expected to be completed by October 2016.

In March and April 2012, we entered into the Telecom Group Agreement and the Guangzhou Agreement, respectively, and in May 2012, we completed the very substantial disposal transaction of both the FTNS Business and the IDD Business. Since then, the Multimedia Business has been our principal focus. Our Multimedia Business includes but is not limited to the production, sale and distribution of television drama series and variety and infotainment programs locally and internationally, an online shopping mall operation, the offer of television programming through our OTT platform, artiste management services, independent content production and other related services.

Beginning in mid-2011, we embarked on a large-scale recruitment process in the multimedia industry, from creative directors to post-production professionals, and we began content production in April 2012. During fiscal 2014, we started the production for a number of drama series, including “End of the Day + 5”, “Sexpedia”, “The Wicked League” and “The Election”. On drama program production, we encourage our Talents to go beyond traditional or mass market drama programs. We have conducted workshops and invited experts to develop new creative and production ideas and have conducted numerous focus groups by inviting mass market audiences to provide feedback on the first episode of certain drama series. We put the first episode of “Borderline” on YouTube to receive feedback on a larger-scale basis and held workshops to benchmark our creative and production skills, including workshops with professional consultants for our field production and post-production Talent to enhance their techniques with respect to shooting, lighting and color grading when using Hollywood-grade cameras.

Our infotainment and variety programs cover a spectrum of program types, with a variety of subjects and locations, ranging from world class productions, such as “Challenge”, an adventure program, to programs introducing domestic local culture, such as “Secret of Food.” In March 2013, we invited artistes Mr. Ai Wai, Ms. Lau Yuk Chui and Mr. Chou Tsun Wai to join us and become the first production crew in the world to walk through the entire Hang Son Doong, the world’s biggest cave in central Vietnam, which measures more than seven kilometers in length, 90 meters in width and 200 meters in height. In February 2014, we introduced a new program: a reality show crossover travel diary called “HKTV ‘Working’ Holiday”. The objective of this program is to provide a platform for young people, mostly those born in the 1990s, who are often considered spoiled and dependent, to demonstrate their ability, creativity and determination. The shortlisted candidates are responsible for the entire filming process, from research to script writing to serving as the emcee of luxury travel programs (for example, a program involving a test drive of a Ferrari along Lake Como in Milan and another involving a visit to Arte e Querce as a truffle hunter, with the help of a truffle dog, pursued a HK$180,000 treasure hunting adventure).

Upon the disposal of the Telecom Business, the news production operations unit remained with the Company and provided news content to the Telecom Business for their bbTV broadcasting use under a licensing arrangement which subsequently expired on August 31, 2013. Apart from the above self-produced programs, we also purchased popular and high-quality content from Japan, Korea and Mainland China, including television drama series and cartoons which has been dubbed to local language with subtitling.

On October 15, 2013, the Chief Executive in Council announced its decision against HKTV’s application for a free TV license which was first made in December 2009. In the light of this decision, in order to ensure its long-term well-being, the Company made redundant about 320 Talents, who started leaving us in phases beginning in October 2013.

On December 20, 2013, we announced our decision to launch our OTT and mobile television services. The intended launch of mobile TV services, however, has been suspended due to a dispute with the CA over the transmission standards the services would use. In April 2014, as a result of this, the Company took steps to reduce the scale of its workforce in the creative and production teams to match its business needs and suspended the filming of new television programs, which has affected approximately 207 Talents mainly from the television content production team. The filming of new television programs remained suspended in fiscal 2015.

For the HKTVmall, we launched our OTT services in November 2014 and formally launched the online shopping business on February 2, 2015. To cope with the development of the HKTVmall, the Company has increased its workforce accordingly. As of December 31, 2015, we had 555 permanent full-time employees mainly for the online shopping business, including merchant relations, logistics and warehousing, direct sales, marketing and promotion, technical and other support functions.

Some of the key events in our history and development include the following:

•	In December 2009, we submitted an application to the HKBA to obtain a free TV license.

•	In February 2012, we commenced construction of the Centre.

•	In May 2012, we disposed of our FTNS Business and IDD Business.

•	In January 2013, the name of the Company was changed from “City Telecom (H.K.) Limited” to “Hong Kong Television Network Limited.”

•	In October 2013, the Chief Executive in Council announced its decision against HKTV’s application for a free TV license which had been first made in December 2009, a decision we later challenged by judicial review.

•	In December 2013, we, through one of our wholly owned subsidiaries, acquired the Target Company and announced our decision to launch our OTT and mobile television services and our plans to begin distributing our multimedia content through these platforms on or about July 1, 2014, which were subsequently suspended due to an unfavorable reply from the CA as mentioned below.

•	In April 2014, after receiving an unfavorable reply from the CA and after several discussions with the CA regarding the adoption of various transmission standards for mobile TV broadcasting without breaching the Broadcasting Ordinance, HKMTV filed an application for leave to apply for judicial review in respect of the decision of the CA that we would not be entitled to commence operations if it adopted the DTMB transmission standard for its proposed mobile television service unless a domestic free/pay television programme service licence was first obtained. The substantive hearing was conducted on November 26 and 27, 2014. In September 2015, the Court of First Instance dismissed our application for judicial review.

•	In November 2014, we launched our OTT services in HKTVmall, making available our self-produced drama series and variety and infotainment programs, as well as purchased drama series and animation, to viewers by live streaming through video on demand.

•	In February 2015, we formally launched our online shopping services in HKTVmall and, at the same time, made available our video on demand service on a majority of TV set-top boxes in use in Hong Kong.

•	In March 2015, the HKTV app became available on Sony’s PlayStation® 4 game console.

•	In April 2015, the Court of First Instance delivered its judgment in the judicial review filed in October 2013 referred to above, quashing the decision against HKTV’s application for a free TV license and remitting the application to the Chief Executive in Council for reconsideration. In April 2016, the Court of Appeal overturned the judgment of the lower court, ordering that our application for judicial review be dismissed.

•	In August 2015, HKTVmall launched a large-scale MTR advertising campaign covering more than 50 MTR (mass transit rail) stations.

•	In August 2015, the construction of the Centre recommenced following our appointment of the main contractor for the building project.

•	In December 2015, HKTVmall participated in Hong Kong Mega Showcase to promote its brand.

B. Business overview

Principal Activities

The Group is engaged in the multimedia business, including but not limited to an online shopping mall operation, the offer of free television programming through its OTT platform, multimedia and drama productions, content distribution and other related services, which we collectively refer to in this annual report as our Multimedia Business. Our Multimedia Business includes the OTT platform and e-commerce online shopping and delivery services which were launched in November 2014 and February 2015 respectively and through which we distribute our multimedia content. The Multimedia Business generated HK$112.8 million of turnover in fiscal 2015, which mainly represented the income from direct merchandise sales, concessionaire sales, licensing of program rights, advertising, artiste management functions and independent content production.

Strategy and Competitive Strengths

Our aim is to provide an enjoyable one-stop shopping experience to Hong Kong people — a simple and hassle-free shopping experience for customers, covering merchant sourcing, order placement, payment collection, as quick as within 24 hours delivery of majority of the supermarket products, and post-sales customer service. This one-stop shopping experience also brings potential benefits to our merchants, as they can focus more on growing their business and on product development, rather than using their resources to build product distribution networks and handle post-sales services.

Our success in the OTT and online shopping businesses forming part of our Multimedia Business is dependent on two critical factors: developing our own strong logistics team and being able to attract a stable customer base and sufficient visitor traffic. We consider that success in these aspects of the Multimedia Business will depend on our ability to capitalize on the following key strengths:

•	Wide spectrum of products. We operate an online shopping mall providing local and international retailers and wholesalers a platform to reach the mass market in Hong Kong 24 hours a day, 365 days a year. As of April 27, 2016, we had grown to more than 700 stores operating in HKTVmall, with merchants from Hong Kong and overseas providing more than 110,000 products in areas such as fashion, mother and baby, skin care and make up, personal care, medicine and health, supermarket, food and wine, household, music, video and books, games, toys and stationery, outdoor and sports, pet care, digital and electronics, and dining and leisure. Most of the products in HKTVmall are owned by our merchants and sold by them to consumers through HKTVmall, which helps to minimize for us the risk of holding excessive inventory, which most other retailers face. We intend to continue increasing the number of merchants using HKTVmall and the number of products sold on our platform. By striving to enrich the variety of our products and services as much as possible, we hope to outpace physical shopping malls in terms of our ability to serve every aspect of a consumer’s life.

•	Substantial registered user base. As of April 27, 2016, we have more than 1.58 million email IDs registered as HKTVmall members, which enables our merchants to reach a mass audience of customers who they might not currently be able to reach.

•	Proactive customer acquisition. In November 2015, we launched a team of on-street promoters who regularly set up exhibition booths in various areas of Hong Kong to promote the HKTVmall app, download to potential new customers’ phones, and assist new customers with their first online purchases. This has been an effective way to reach those consumers who are not responding to our mass market promotions and digital marketing, and to stimulate change in consumer behavior.

•	Professional logistics team to deliver convenience to end customers. We have set up our own logistics center at Kowloon Bay with a logistics, warehousing and delivery team for better control of the last-mile delivery. Our logistics team can provide delivery within as little as 24 hours in the case of most supermarket products, and next-day delivery or at customers’ selected timeslots for most other local products. As of April 27, 2016, we had more than 300 Talents working on the logistics and warehousing functions and had a fleet of vehicles including more than 30 cold trucks to enhance efficiency and hygiene level during the entire logistics flow. This enables the merchants joining HKTVmall to avoid having to invest in complicated logistics support while still being able to deliver a satisfying shopping experience to their customers.

•	Effective marketing through big data analysis. We collect visitors’ demographic information, advertising viewership patterns, product browsing behavior and their purchase records, all of which serve as a foundation for “big data” analysis on consumer behavior, which could be instrumental to our business strategy on HKTVmall and also to provide useful insight for our merchants on their prospective sales and promotional direction. Enabling us and the merchants to be more responsive to actual and potential customers may ultimately benefit consumers using our services, who could enjoy a more personalized shopping experience.

•	Authentic products at competitive product pricing. We work with brand owners, or their authorized agents or distributors, to ensure that the products provided at HKTVmall are authentic. Furthermore, as we deal directly with overseas brand owners and authorized distributors, our pricing is often comparable to the local retail price. The competitiveness of our pricing is enhanced by our Mall Dollar rewards program, which generally gives customers Mall Dollars worth 5% to 10% of their purchases, which can be used to pay for their next purchases at HKTVmall. This can not only benefit the customers but also encourage recurring purchases.

•	Strong content library. As a result of the investment we made over the past several years in creative driven production, first-class production facilities and procurement of high-quality multimedia content, we have self-produced drama series, variety and infotainment programs and purchased content in our content library, which gives us an effective means to attract traffic to the HKTVmall. We have put these programs into our live streaming and video on demand systems for the public to watch for free on our OTT platform using Internet access on multiple Internet-connected devices, such as smartphones, tablet computers, personal computers, smart TVs, TVs connected to set-top boxes, and game consoles.

Recent Developments

TV licenses and judicial review

The Group’s original business model for free TV services and subsequently for mobile TV services have been suspended as described below:

1.	On free TV services, the Chief Executive in Council announced on October 15, 2013 its decision against HKTV’s application for a free TV license submitted in December 2009. On January 6, 2014, the Company filed an application for leave to apply for judicial review of this decision. The substantive hearing was conducted from August 27 to 29, 2014, and the court’s judgment was handed down on April 24, 2015, quashing the Chief Executive’s denial of our application for a free TV license and directing the government to pay our legal fees and expenses in relation to the judicial review. The application was remitted to the Chief Executive in Council for reconsideration. On April 6, 2016, the Court of Appeal allowed the appeal by the Chief Executive in Council and set aside the judgment and order of the lower court, and ordered that our application for judicial review be dismissed.

2.	On mobile TV services, an unfavorable reply was received from the CA regarding the adoption of certain transmission standards for mobile TV broadcasting. Subsequent discussions with the CA failed to resolve the issue. On April 11, 2014, the Company and HKMTV filed an application for leave to apply for judicial review in respect of the decision of the CA that HKMTV would not be entitled to commence operations if HKMTV adopted the DTMB transmission standard for its proposed mobile television service unless a free TV license was first obtained by HKMTV. The Court of First Instance granted us leave to apply for judicial review on May 20, 2014. The substantive hearing was conducted from November 26 to 27, 2014. On September 29, 2015, the Court of First Instance dismissed our application for judicial review. The Company remains in discussions with the CA about HKMTV’s proposal submitted to the CA in April 2014, to instead adopt Digital Video Broadcasting – Terrestrial 2 as the transmission standard for the provision of mobile television services.

3.	On April 11, 2014, the Company submitted a new application for a free TV license to the CA as the Company does not wish to give up considering the use of other transmission standards for broadcasting purposes. The Company is awaiting the outcome of that application.

As a result of the above incidents, the Company reduced the scale of its workforce in the creative and production teams in fiscal 2014 to match its business needs and has suspended the filming of new television programs. We will further refine our business development plan for our Multimedia Business upon the outcome of the above cases.

OTT business

On November 19, 2014, we officially announced the launch of our OTT platform on HKTVmall, an entertainment and one-stop online shopping platform in Hong Kong. This platform can be accessed through various Internet-connected devices, such as smart phones running on Android, iOS and Windows, tablet computers, personal computers, smart TV sets, Android TV boxes and game consoles.

Our OTT platform was launched with the slogan “Always Something New.” Through our OTT platform, our library of programs is made available for Hong Kong people to watch either by live streaming or through video on demand. This includes self-produced drama series and variety and infotainment programs, purchased drama series and animation from Japan and Korea, and a self-produced shopping program called “Shopping Hero”. As part of our program content broadcasting, we earn advertising revenue and also provide a platform for advertisement production and product placement by integration. Since the launch of HKTVmall, we have aired a wide spectrum of advertisements broadcast through live streaming and video on demand, covering a variety of sectors, including skin care products, jewelry, personal loan and insurance companies, online travel, telecommunications services, online games, food and beverages, electronic appliances, oil and gas, apparel, dental care, and restaurant operations.

We have in place several content licensing arrangements with third parties for international program content distribution. We have brought many of our self-produced drama and infotainment programs through video portals or TV stations to overseas audiences in countries such as Malaysia, Singapore, Australia and New Zealand.

Online shopping

In addition to our program content, we operate an online shopping platform through HKTVmall. Our online shopping platform functions as a marketplace where third-party merchants can offer their products to customers and pay us commission on their sales. As of April 27, 2016, it features over 700 stores providing more than 110,000 products in categories such as fashion, mother and baby, skin care and make up, personal care, medicine and health, supermarket, food and wine, household, music, video and books, games, toys and stationery, outdoor and sports, pet care, digital and electronics, and dining and leisure. Included among the offerings in HKTVmall are certain Japanese and Korean products, such as fashion, fresh seasonal fruits, cosmetics and skin care products, and local wine and snacks, which are delivered to consumers directly from Japan and Korea. We provide transaction processing and billing services on all orders on our online shopping platform, and we leverage our own logistics team to offer our third-party merchants additional value-added services, such as warehousing and delivery services. We require third-party merchants to meet our standards for authenticity and reliability as we aim to offer consumers the same high-quality customer experience regardless of the source of the products they choose. In addition, we sell certain products from our self-owned inventory directly on our online shopping platform. HKTVmall has its own customer services team to handle consumer inquiries. In order to offer a better user interface and shopping experience, HKTVmall on December 17, 2014, commenced a trial run of the online shopping and end-to-end delivery services before their formal launch.

HKTVmall formally launched on February 2, 2015. To celebrate the grand opening and encourage the first purchases on our platform, we launched the “HK$100 Mall Dollar” promotion campaign by granting HK$100 Mall Dollars to each individual who had registered as a user of our HKTVmall and had activated his or her account on or before February 15, 2015. These Mall Dollars were valid for dollar-for-dollar online consumption until March 31, 2015, which was subsequently extended to April 5, 2015 due to overwhelming traffic approaching the expiration date.

In August 2015, HKTVmall launched an unprecedented large-scale advertising campaign on the MTR to place more than 3,000 advertising panels along the 119 tracks of over 50 MTR stations during the first two weeks of August. For any net billed amount at HK$400 or above, a designated “tailored” gift for the pre-defined delivery area of each MTR station was given, which include hairy crab, grapes or melon directly imported from Japan, coffee machine, personal care products, etc. This campaign has strengthened the association between “shopping” and HKTVmall in people’s mind. During the promotion period, our monthly orders increased 4 to 8 times compared to the monthly orders before the promotion was launched.

Apart from the above-the-line large-scale campaigns, we started to issue seasonal and product category-featured catalogues on a regular basis beginning in August 2015. We distributed the catalogues in the Central Business District of Hong Kong and in major residential districts, to residential estates, and to the staff of our corporate partners. Each of these catalogues came attached with certain weekly HK$50 coupons to stimulate initial purchases and to encourage repeat purchases. This has been another effective way to reach new customers and to initiate their first transaction with HKTVmall. Each issue of the catalogue has reached around 400,000 to 800,000 recipients across the market.

As of April 27, 2016, we had more than 1.58 million email IDs registered as HKTVmall members who are able to watch our program content by live streaming or video on demand as well as enjoy the online shopping experience provided by HKTVmall.

Following are some key details of our online shopping operations:

•	Payment. Our online shopping customers pay online at the time they place their orders, using credit cards and/or the Mall Dollars in their HKTVmall accounts.

•	Customer service and return policy. Providing satisfactory customer service to the users of our online shopping service is a high priority. Our commitment to the users of our online shopping service is reflected in the continued improving service levels provided by our Talents as well as in our product return and exchange policies.

We provide online chat customer service to the users of our online shopping service. HKTVmall members can contact our customer service representatives through online chat, ask questions and leave comments and complaints in writing through our website, or send us e-mails.

If a product is returnable and unused, then subject to the return and exchange policy set by the relevant third-party merchant in HKTVmall, we allow the customer to exchange or return it within seven days after the customer receives the product. After we have received a product that is being returned, we will issue a Mall Dollar refund to the customer’s HKTVmall account in the amount the customer paid. If a non-returnable product was received by the customer in damaged condition and has not been used, we will allow the customer to return it within seven days after receiving it, and we will issue a Mall Dollar refund as above. We generally pick up at the customer’s address products to be returned.

•	Delivery. We have set up our own logistics center at Kowloon Bay with a logistics, warehousing and delivery team for delivery of most supermarket products in as little as 24 hours and next-day delivery or delivery at customers’ selected timeslot of most other local products. We provide details about the delivery arrangement and the estimated delivery time for each of our online products, whether it is delivered by our logistics team or directly delivered by third-party merchants. Our aim is to deliver a compelling customer experience by fulfilling orders quickly and accurately. To this end, we have built a logistics team comprising couriers and drivers, enabling us to deliver products as quickly as within 24 hours after order placement.

Sales and marketing

To drive the business growth of HKTVmall and for branding purposes, we use a variety of sales and marketing tools, including the following:

•	Festival and seasonal promotional campaigns. We occasionally run special promotional campaigns to drive sales sentiment, such as the HK$100 Mall Dollar campaign for the grand opening of our online shopping mall, Chinese New Year grocery shopping, “Lai See” money spending, Valentine’s Day gifts, and Korean Week. In August 2015, to further boost our brand awareness, we launched an unprecedented large-scale advertising campaign on the MTR to place more than 3,000 advertising panels along the 119 tracks of over 50 MTR stations during the first two weeks of August, with “tailored” free giveaways for any net billed amount of HK$400 and above. We believe that this campaign has strengthened the association between “shopping” and HKTVmall in people’s minds. During the promotional period, our monthly orders increased four to eight times in comparison with our monthly orders before the promotion was launched. Moreover, we started to distribute product catalogues in August 2015 regularly to highly populated commercial and residential districts, together with coupons, to stimulate initial purchases and to encourage repeat purchases.

•	Mall Dollar Rebate Programme. To encourage recurring purchases, HKTVmall offers a Mall Dollar Rebate Programme. Upon completion of every purchase (after delivery and expiration of the relevant return period, if any), HKTVmall customers are entitled to a 5 to 10% Mall Dollar rebate which can be used for purchases from HKTVmall in the next three months.

•	Public events. We hold public events, such as press conferences and shopping mall shows to promote HKTVmall. We also hold seminars, luncheons and merchant recruitment talks to introduce the HKTVmall business model, features and strengths so as to expand the number of merchants using the platform and the number of products available for sale.

•	Social media network. In addition to traditional marketing events, we make use of certain popular social networking platforms, such as Facebook, YouTube and Instagram, to increase the visibility of HKTVmall to the general public.

•	Big data analysis. By analyzing the data obtained from the HKTVmall relating to our viewers’ responses to our programs and advertisements as measured by their watching behavior, and the customers’ interest and purchases of products across various categories, we are building our ability to provide personalized promotional offers and product recommendations, which we expect will add value to the third-party merchants and the brand owners of the products offered in the HKTVmall by enabling them to conduct more effective marketing for their products.

•	Merchant Recruitment. In May 2015, we launched a merchant recruitment portal providing a self-application platform for small- and medium-size merchants to join HKTVmall. This platform enables us to reach a larger range of potential merchants while concurrently allowing our merchant relationship managers to focus on assisting existing merchant growth.

•	Direct Sales. In November 2015, we launched a direct-sales team, called “Jetsoer”, primarily to acquire new customers that may not be responding to our large-scale promotional campaigns and digital content. The Jetsoer regularly set up exhibition booths in locations around Hong Kong to promote the HKTVmall app, download it to potential new customers’ phones, and assist new customers with their first online purchases.

•	“Shopping Hero” shopping program. Since the launch of our OTT platform in November 2014, to stimulate purchases through HKTVmall, we have broadcast a shopping program called “Shopping Hero” to introduce and demonstrate products offered in HKTVmall.

Research and development activities

As of April 27, 2016, our research and development team in Hong Kong consisted of approximately 52 Talents experienced in systems design, engineering, mobile technology and computer programming. Our research and development team is primarily responsible for assessing and adapting the technology that we expect to deploy in our Multimedia Business, such as through the Internet. In particular, our research and development team has been discussing and evaluating with prospective applications developers various technical solutions available for the deployment and enhancement the OTT and online shopping platform and services. To identify and develop new market opportunities and product advancement, our research and development team evaluates new technology under development in the United States and elsewhere and works closely with our sales and marketing department.

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

Mobile TV services

To facilitate further development of mobile TV services, the Hong Kong Government announced the “Framework for Development of Broadcast-type Mobile TV Services in Hong Kong” in February 2010 (the “Mobile TV Policy Framework”). The radio spectrum of 678 - 686 MHz (i.e., the Mobile TV Spectrum) was then assigned through auction in June 2010. As disclosed in Item 4B, we obtained the Mobile TV Spectrum upon completion of the Mobile TV Acquisition on December 20, 2013. There are separate regimes for regulating “conveyance” and the “content” of mobile TV services. Establishing and maintaining a distributing network for transmitting local broadcast-type mobile TV services (i.e., conveyance) will require a Unified Carrier License issued under the Telecommunications Ordinance (Chapter 106 of the Laws of Hong Kong). The Telecommunications Ordinance sets out the overall licensing framework for Hong Kong’s telecommunications market. The Telecommunications Regulations (Chapter 106A of the Laws of Hong Kong) and the Telecommunications (Carrier Licences) Regulation (Chapter 106V of the Laws of Hong Kong) set out the prescribed license and provide for the license conditions that may be issued under the Telecommunications Ordinance. In issuing a Unified Carrier License for different types of services, the CA may attach additional special conditions which are not inconsistent with the Telecommunications Ordinance and the general conditions. Licensees will also need to comply with the Telecommunications Ordinance (including, among other things, provisions relating to anti-competitive practices, abuse of position, changes in relation to carrier licensees), regulations made under the Telecommunications Ordinance, license conditions or any other instruments which may be issued by the CA under the Telecommunications Ordinance.

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

Television broadcasting industry

At present, Hong Kong has two licensed domestic free television programme broadcasters, Television Broadcasts Limited and HK Television Entertainment Company Limited (“HKTVE”), providing free-to-air broadcasting services. In addition, there are three licensed domestic pay-TV broadcasters, namely Hong Kong Cable Television Limited, PCCW Media Limited and TVB Network Vision Limited (formerly known as TVB Pay Vision Limited). On October 15, 2013, the Hong Kong Government announced that the Chief Executive in Council had approved in principle applications for free TV licenses from Fantastic Television Limited and HKTVE, subject to further review and final determination by the Chief Executive in Council of the application at a later stage. On April 1, 2015, the Hong Kong Government announced the Chief Executive in Council’s decision on ATV’s application for renewal of its free TV license and HKTVE’s application for a new free TV license. The Chief Executive in Council decided not to renew ATV’s free TV license. Under the Broadcasting Ordinance, a written notice was required to be served on ATV at least twelve months before expiration of the license on November 10, 2015. In order to comply with the statutory requirement as to the length of notice, ATV had its license extended to April 1, 2016. As regards HKTVE, the Chief Executive in Council decided to grant a free TV license valid for 12 years, until March 31, 2027, subject to a mid-term review in 2021. On April 6, 2016, HKTVE commenced its free TV service using the name Viu TV.

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

Data privacy

The Personal Data (Privacy) Ordinance (“PDPO”) governs our collection and use of the personal data we collect from our customers and users of our HKTVmall service.

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

We will be bound by the provisions of CECO where we are the provider of goods and services. CECO will not apply to our activities as an intermediary where HKTVmall is serving only as a marketplace for the sale of goods or services offered by third party merchants only.

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

As with the SGO, we will be bound by the provisions of the CGSO and TCPS where we are the seller of consumer products. Neither the CGSO nor the TCPS will apply to our activities as an intermediary where HKTVmall is serving only as a marketplace for the sale of goods offered by third-party merchants.

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

Copyright infringement

Copyright is infringed by any person who, not being the owner of the copyright or his licensee, engages in any of the acts restricted by the Copyright Ordinance in Hong Kong. Under the Copyright Ordinance, an online service provider (“OSP”) such as HKTVmall may be liable for copyright infringement if it “authorizes” another party to engage in an act restricted by copyright. Once an OSP becomes aware (or ought reasonably to have become aware) that its platform is being used for infringing activities, it must take prompt action to bring the infringing activity to an end.

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

Other laws and regulations affecting our business

Competition

Hong Kong’s first cross-sector competition legislation, the Competition Ordinance (Chapter 619 of the Laws of Hong Kong), was enacted on June 14, 2012 and has been fully implemented on December 14, 2015.

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

C. Organizational structure

The following chart sets forth our principal subsidiaries as of April 29, 2016:

The jurisdiction of incorporation and our ownership percentage of each these subsidiaries as of April 29, 2016 were as follows:

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

D. Property, plant and equipment

As of December 31, 2015, we owned premises with an aggregate area of 51,000 square feet, all of which were in Hong Kong, for our own use. We also had an aggregate of 126,000 square feet of investment properties for rental income or capital appreciation. In addition, we leased office and warehouse properties in Hong Kong.

During fiscal 2015, we invested HK$77.6 million for the ongoing construction of the Centre and spent HK$21.6 million on capital expenditure, mainly for HKTVmall, including computer systems for our online shopping platform, and motor vehicles and equipment for logistics functions.

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

Pursuant to a resolution of the Board dated August 29, 2014, the Company’s financial year end date was changed from August 31 to December 31 in order to unify the financial year end dates of the Company and its subsidiaries and align with the business cycle of the Group’s potential customers in the e-commerce retail industry and the multimedia advertising industry. As a result of this change, the Company’s fiscal 2014 results include consolidated financial statements for the sixteen months ended December 31, 2014 Accordingly, the figures presented for the consolidated income statements, consolidated statements of changes in equity and consolidated cash flow statements and related notes for fiscal 2013, fiscal 2014 and fiscal 2015 are not fully comparable. For further information, see Note 1 to the consolidated financial statements included elsewhere in this annual report.

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

Factors affecting our results of continuing operations

Our turnover

In fiscal 2015, our turnover represented income from direct merchandise sales and concessionaire sales in our e-commerce operations, licensing of program rights, advertising and artiste management services.

Our operating expenses

Our operating expenses consist of programme costs, cost of inventories and other operating expenses.

•	Programme costs. Programme costs are charged to profit or loss based on the broadcasting schedule of the program, reflecting the pattern of consumption of their economic benefits, and mainly include Talent costs and other production costs which are directly attributable to the turnover generated from the licensing of program rights, advertising, and content production.

•	Cost of inventories. Cost of inventories refers to the cost of goods sold by direct merchandise sales in our e-commerce operations.

•	Other operating expenses. Other operating expenses mainly consist of salaries and related costs for Talents which are not capitalized as programme costs, costs relating to our e-commerce operations, costs of corporate functions, uncapitalized depreciation of property, plant and equipment, amortization of intangible assets, advertising and marketing expenses, write-offs of artiste prepayment, provision for committed artiste payment, auditors’ remuneration and operating lease charges in respect of land and buildings.

Critical accounting policies

Our significant accounting policies are more fully described in Note 2 to our consolidated financial statements included elsewhere in this annual report.

The preparation of our consolidated financial statements in conformity with IFRS requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses and the disclosure of contingent assets and liabilities. We continually evaluate our estimates and judgments, including those related to property, plant and equipment, intangible assets, programme costs, investment properties, available-for-sale securities and deferred taxes. We base our estimates and judgments on historical experience and on various other factors we believe to be reasonable under the circumstances. This forms the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates as facts, circumstances and conditions change. The estimates and underlying assumptions are reviewed on an ongoing basis. Changes to accounting estimates are recognized in the period in which the estimate is changed if the change affects only that period or in the period of the change and future periods if the change affects both current and future periods.

The following are the most significant accounting estimates and judgments we apply in preparing our consolidated financial statements.

Useful lives of property, plant and equipment

We estimate the useful lives of property, plant and equipment in order to determine the amount of depreciation expense to be recorded. The useful life of an asset is estimated at the time the asset is acquired based on historical experience, the expected usage, and wear and tear of the asset, as well as technical obsolescence arising from changes in market demand or service output of the asset. Changes in technology or industry conditions may cause the estimated period of use or the value of these assets to change. We perform periodic reviews to confirm the appropriateness of estimated economic useful lives for each class of property, plant and equipment. For fiscal 2013, fiscal 2014, and fiscal 2015 there were no changes in the useful lives of our property, plant and equipment.

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

Upon the occurrence of triggering events, the carrying amounts of assets are reviewed to assess whether their recoverable amounts have declined below their carrying amounts. Under IFRS, the recoverable amount is the greater of its fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the assets. Where the asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets (such smallest identifiable groups being referred to as a cash-generating unit or “CGU”). The fair value less costs of disposal is assessed using a market comparison approach, mainly by reference to quoted selling prices of similar assets, acquisition costs and estimated replacement costs of the assets and the availability of an active market of relevant or similar assets. Where the recoverable amount of fixed and other long-lived assets is less than their carrying value, an impairment loss is recognized to write down the assets to their recoverable amount, which is based on the fair value less costs to disposal or value in use.

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

Our Multimedia Business comprises two CGUs, namely our “Media” CGU, which includes the multimedia, drama production and content distribution business, and our “E-commerce” CGU, which includes our online shopping business. During fiscal 2015, we recognized impairment loss on property, plant and equipment, intangible assets, programme costs and certain other assets in an aggregate amount of HK$327,810,000 in relation to the Media CGU. The impairment loss recognized on property, plant and equipment, intangible assets, programme costs and certain other assets was HK$60,331,000, HK$232,937,000, HK$32,489,000 and HK$2,053,000, respectively. As at December 31, 2015, we had identified indications of impairment of our Media CGU assets, primarily as a result of the uncertainty in the regulatory and technical feasibility in the provision of mobile television services. We assessed the recoverable amounts of these assets and, as a result, the carrying amount of the assets was written down to their recoverable amount of HK$213,267,000. The recoverable amounts of these assets were assessed based on their estimated fair value less costs of disposal, using a market comparison approach mainly by reference to quoted selling prices of similar assets, acquisition costs and the estimated replacement cost of these assets and the availability of an active market of relevant or similar assets.

Any change in the assumptions adopted in the estimation of recoverable amounts would significantly affect our impairment testing result and hence our results of operations.

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

At the statement of financial position date, the fair value is remeasured, with any resultant gain or loss being recognized in other comprehensive income and accumulated separately in equity in the fair value reserve. When the investments are derecognized or impaired, the cumulative gain or loss recognized in equity is reclassified to profit or loss.

The fair value of available-for-sale securities are based on quoted market prices for identical financial instruments at the statement of financial position date.

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

As of December 31, 2014 and December 31, 2015, we had not recognized deferred tax assets in respect of unused tax losses of HK$566.0 million and HK$1,072.0 million respectively, because it was not probable that future taxable profits could be generated to utilize the tax losses. All tax losses are subject to agreement with local tax authorities. Any changes in the estimate of future operations could change the recognition of our deferred tax assets, which could significantly affect our results of operations.

Operating Results

The following table sets forth, for the years indicated, a summary of our results of operations.

	Year ended August 31, 2013 (Fiscal 2013)	Twelve months ended August 31, 2014	Four months ended December 31, 2014	Sixteen months ended December 31, 2014 (Fiscal 2014)	Year ended December 31, 2015 (Fiscal 2015)	Year ended December 31, 2015 (Fiscal 2015)
	HK$	HK$	HK$	HK$	HK$	US$
	(in thousands)
Turnover	7,802	1,391	21,636	23,027	112,810	14,555
Programme costs	(15,706)	(560)	(26,854)	(27,414)	(320,740)	(41,382)
Cost of inventories	—	—	(353)	(353)	(23,113)	(2,982)
Valuation gains on investment properties	43,400	1,800	2,100	3,900	11,900	1,535
Other operating expenses	(201,514)	(245,581)	(98,218)	(343,799)	(329,816)	(42,553)
Other income, net	128,909	117,702	29,907	147,609	67,537	8,714
Finance costs, net	(4,860)	(5,751)	(2,016)	(7,767)	(3,234)	(417)
Impairment losses/ write off of assets	—	(32,000)	—	(32,000)	(327,810)	(42,294)

Loss before taxation	(41,969)	(162,999)	(73,798)	(236,797)	(812,466)	(104,824)
Income tax (expenses)/credit	1,659	(145)	(60)	(205)	(93)	(12)

Loss for the period/ year	(40,310)	(163,144)	(73,858)	(237,002)	(812,559)	(104,836)

Fiscal 2015 Compared to Fiscal 2014

The following discussion compares fiscal 2014 (the sixteen months ended December 31, 2014) and fiscal 2015 (year ended December 31, 2015).

Turnover. We recorded turnover of HK$112.8 million in fiscal 2015, as compared to HK$23.0 million in fiscal 2014. The increase of HK$89.8 million was mainly due to the full year impact from the launch of the OTT platform in November 2014 and the formal launch of the online shopping platform in February 2015. As a result of this, additional income of HK$55.5 million was earned from programme rights licensing and net advertising to reach HK$76.1 million for fiscal 2015, and an increase in revenue earned from direct merchandise sales and commission income from concessionaire sales in our online shopping operations, which increased by HK$34.9 million to HK$36.4 million for fiscal 2015.

Programme costs. We recorded programme costs of HK$320.7 million in fiscal 2015, as compared to HK$27.4 million in fiscal 2014, mainly comprising programme costs of self-produced programmes and purchased content charged to the profit or loss based on the broadcasting schedule of the related programme, reflecting the pattern of consumption of their economic benefits, and talent and other production costs for content production for third-party customers. The increase of HK$293.3 million was mainly due to the full year of showing programme content for fiscal 2015 while there were only 1.5 months of showing such content for fiscal 2014.

Cost of inventories. We recorded cost of inventories of HK$23.1 million in fiscal 2015, mainly represented the cost of inventories delivered to customers for the fulfilment of the Group’s direct merchandise sales.

Valuation gains on investment properties. Valuation gains on investment properties were HK$11.9 million in fiscal 2015, as compared to HK$3.9 million in fiscal 2014, based on the valuation carried out by an independent firm of surveyors.

Other operating expenses. We recorded operating expenses of HK$329.8 million in fiscal 2015 as compared to HK$343.8 million in fiscal 2014, representing a decrease of HK$14.0 million. This decrease was partially due to the additional 4 months expenses incurred in fiscal 2014 which covered sixteen months ended December 31, 2014, and also driven by the following main causes:

•	Talent costs decreased by HK$10.0 million due to the decrease in production-related talent costs as a result of program production suspension and employment contract expiration in fiscal 2014, which was offset partially by the expansion of workforce in particular on logistics and warehouse functions in fiscal 2015 to cater for the e-commerce business scale up.

•	Increase in advertising and marketing expenses of HK$33.4 million for the promotion of the HKTVmall including the “HK$100 Mall Dollar” promotional campaign in February 2015, the MTR campaign in August 2015, and product catalogues printing and distribution.

•	In fiscal 2014, the Group wrote off substantial artiste prepayments and made provision for most of the committed artiste payments totaling HK$34.3 million as a result of the production suspension. In fiscal 2015, only HK$0.8 million of net write off/provision was recorded, mainly for the remaining artiste contract outstanding as at December 31, 2015, representing a decrease of HK$33.5 million.

Set forth below is a table summarizing the details of our other operating expenses in fiscal 2014 and 2015:

	Twelve months ended August 31, 2014	Four months ended December 31, 2014	Sixteen months ended December 31, 2014 (Fiscal 2014)	Year ended December 31, 2015 (Fiscal 2015)	Year ended December 31, 2015 (Fiscal 2015)
	HK$	HK$	HK$	HK$	US$
	(in thousands)
Talent costs	105,814	40,688	146,502	136,471	17,608
Advertising and marketing expenses	839	9,231	10,070	43,463	5,608
Depreciation	24,690	9,680	34,370	40,521	5,228
Amortization of intangible assets	29,075	10,992	40,067	32,851	4,238
Write off of artiste prepayment	24,975	3,353	28,328	4,636	598
(Reversal of provision)/provision for committed artiste payment	10,863	(4,860)	6,003	(3,841)	(496)
Others	49,325	29,134	78,459	75,715	9,769

Other operating expenses	245,581	98,218	343,799	329,816	42,553

Other income, net. We recorded other income, net, of HK$67.5 million in fiscal 2015, as compared to HK$147.6 million in fiscal 2014, mainly composed of investment income generated from available-for-sale securities, bank interest income, and rental income from investment properties, net of net exchange loss. The decrease of HK$80.1 million was mainly due to four additional months of investment income being recorded in fiscal 2014, additional HK$25.4 million exchange loss recognized in fiscal 2015 due to the Renminbi depreciation, and the realization of a portion of our investment portfolio to support the operating activities of the Group.

Finance costs, net. We recorded finance costs of HK$3.2 million in fiscal 2015, as compared to HK$7.8 million in fiscal 2014. The decrease of HK$4.6 million is mainly due to 4 additional months of interest on bank loans being recorded in fiscal 2014 and a decrease in bank loans during fiscal 2015.

Impairment losses/write off of assets. We recognized impairment loss on certain intangible assets, property, plant and equipment, programme costs and certain other assets with an aggregated amount of HK$327.8 million in relation to the Media CGU in fiscal 2015, as compared to HK$32.0 million for fiscal 2014. The Group has identified indications of impairment of its Media CGU assets primarily as a result of the uncertainty in the regulatory and technical feasibility in the provision of mobile television services. The Group assessed the recoverable amounts of these assets and as a result, the carrying amount of the assets was written down by HK$327.8 million. The impairment loss did not have a material adverse impact on the cash flow position of the Group.

Net loss. For the foregoing reasons, net loss of HK$812.6 million was incurred in fiscal 2015 as compared to HK$237.0 million in fiscal 2014.

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

Turnover. We recorded turnover of HK$23.0 million in fiscal 2014, as compared to HK$7.8 million in fiscal 2013, primarily comprising program content broadcasting and licensing, content production, provision of artiste management services and e-commerce related income. The increase of HK$15.2 million was mainly due to an increase in program content broadcasting and in licensing income as a result of our launch of HKTVmall on November 19, 2014, all of which was partially offset by the expiration of the news content license agreement on September 1, 2013 in relation to our discontinued operations. Of the HK$23.0 million of turnover in fiscal 2014, we recorded HK$21.6 million during the four months ended December 31, 2014 and HK$1.4 million during the twelve months ended August 31, 2014.

Cost of sales. We recorded cost of sales of HK$27.8 million in fiscal 2014 (all but HK$0.6 million of which arose in the four months ended December 31, 2014), as compared to HK$15.7 million for fiscal 2013. In both periods, our cost of sales mainly comprised programme costs charged to profit and loss over the showing period, talent, and other production costs for content production for third-party customers. The increase of HK$12.1 million was mainly due to the showing of program content during the period net of the decrease due to the expiration of the license agreement on September 1, 2013 for the distribution of news content.

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

Other operating expenses. We recorded operating expenses of HK$343.8 million in fiscal 2014 as compared to HK$201.5 million in fiscal 2013, representing an increase of HK$142.3 million. This increase was mainly driven by the following:

•	Uncapitalized talent costs increased by HK$62.2 million as a result of an additional four months of expenses, amounting to HK$40.7 million, incurred for the current period, as well as an increase in the size of our workforce to scale up our HKTVmall operations and a reduction in capitalization due to our slowdown and suspension of program production, all of which were partially offset by the savings in salary and compensation and other talent costs resulting from the redundancies we made in October 2013 and April 2014.

•	Amortization of intangible assets and uncapitalized depreciation of property, plant and equipment increased by HK$19.7 million and HK$15.3 million, respectively in fiscal 2014, due to the additional four months of expenses, amounting to HK$11.0 million and HK$9.7 million, respectively; the additional amortization arose from the Mobile TV Spectrum obtained through our acquisition of HKMTV, and the increase in uncapitalized depreciation was a result of our slowdown and suspension of program production.

•	An increase in write-offs of artiste prepayments and provision for committed artiste payments, together totaling HK$17.5 million, due to under-utilization during the period, and a provision made for onerous commitments which we did not expect to be utilized because of our slowdown and suspension of program production.

Set forth below is a table summarizing the details of our other operating expenses in fiscal 2013 and 2014:

	Twelve months ended August 31, 2013 (Fiscal 2013)	Twelve months ended August 31, 2014	Four months ended December 31, 2014	Sixteen months ended December 31, 2014 (Fiscal 2014)	Sixteen months ended December 31, 2014 (Fiscal 2014)
	HK$	HK$	HK$	HK$	US$
		(in thousands)
Talent costs	84,303	105,814	40,688	146,502	18,896
Advertising and marketing expenses	8,595	839	9,231	10,070	1,299
Depreciation	19,107	24,690	9,680	34,370	4,433
Amortization of intangible assets	20,360	29,075	10,992	40,067	5,168
Write off/provision of artiste prepayment	16,852	24,975	3,353	28,328	3,654
Provision for committed artiste payment	—	10,863	(4,860)	6,003	774
Others	52,297	49,325	29,134	78,459	10,120

Other operating expenses	201,514	245,581	98,218	343,799	44,344

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

B. Liquidity and capital resources

As of December 31, 2015, the Group had a total cash position of HK$174.8 million, representing our cash at bank and in hand, as compared to HK$819.2 as of December 31, 2014. As of December 31, 2015, our outstanding borrowings were HK$71.8 million, as compared to HK$802.2 million as of December 31, 2014. The decrease in total cash position was mainly due to the net bank loan repayment of HK$730.1 million, purchases of property, plant and equipment of HK$89.6 million and the resources utilized for operating activities of HK$218.5 million, partially net off by net realization from our investment portfolio of HK$296.0 million and net investment income received of HK$103.0 million. As of December 31, 2015, we had utilized HK$71.8 million (HK$802.2 million as of December 31, 2014) uncommitted banking facilities, mainly for investment purposes, leaving HK$1,114.1 million (HK$1,508.8 million as of August 31, 2014) uncommitted banking facilities available for future utilization.

We believe that our current cash and cash equivalents, together with the unutilized banking facilities, will be sufficient to meet our anticipated cash needs, including working capital requirements, capital expenditure, repayment of our indebtedness when fall due and various contractual obligations, for at least the next twelve months.

Cash flow

The following table summarizes our cash flows for each of fiscal 2013, 2014 and 2015:

	Year ended August 31, 2013 (Fiscal 2013)	Twelve months ended August 31, 2014	Four months ended December 31, 2014	Sixteen months ended December 31, 2014 (Fiscal 2014)	Year ended December 31, 2015 (Fiscal 2015)	Year ended December 31, 2015 (Fiscal 2015)
	HK$	HK$	HK$	HK$	HK$	US$
	(in thousands)
Net cash (outflow)/inflow from operating activities	(356,804)	(241,404)	(49,662)	(291,066)	(218,451)	(28,185)
Net cash inflow/(outflow) from investing activities	(1,781,342)	(120,577)	627,835	507,258	312,552	40,326
Net cash (outflow)/inflow from financing activities	403,762	322,129	(65,116)	257,013	(733,176)	(94,595)

(Decrease)/increase in cash and cash equivalents	(1,734,384)	(39,852)	513,057	473,205	(639,075)	(82,454)
Cash and cash equivalents, at the beginning of period/year	2,080,053	347,849	305,221	347,849	819,186	105,692
Effect of foreign exchange rate changes on cash	2,180	(2,776)	908	(1,868)	(5,303)	(684)

Cash and cash equivalents, at the end of the period/year	347,849	305,221	819,186	819,186	174,808	22,554

Operating activities

In fiscal 2015, we incurred a net cash outflow from operating activities of HK$218.5 million, as compared to a net cash outflow of HK$291.1 million in 2014. This decrease was mainly due to the additional four months of net expenses incurred in fiscal 2014, which covered sixteen months ended December 31, 2014.

In fiscal 2014, we incurred a net cash outflow from operating activities of HK$291.1 million, as compared to HK$356.8 million net cash inflow in fiscal 2013. The decrease was mainly due to the slow-down and suspension of our production and a cash-advance received for program content licensing and advertising.

Investing activities

In fiscal 2015, we recorded a net cash inflow from investing activities of HK$312.6 million, mainly representing net proceeds from maturity, disposal and investment in available-for-sale securities of HK$296.0 million, interest income received from investment in available-for-sale securities and bank deposits of HK$104.3 million, net of cash outflow for the purchases of property, plant and equipment of HK$89.6 million.

In fiscal 2014, we recorded a net cash inflow from investing activities of HK$507.3 million, mainly representing decrease in term deposit of HK$335.3 million, net proceeds from the maturity, disposal and investment in available-for-sales securities of HK$203.7 million, interest income received from investment in available-for-sale securities and bank deposits of HK$160.1 million, net of cash outflow for the acquisition of a subsidiary of HK$142.3 million and cash outflow for the purchase of property, plant and equipment of HK$61.3 million. In fiscal 2013, we recorded a net cash outflow from investing activities of HK$1,781.3 million, mainly representing the investment in available-for-sale securities of HK$2,181.3 million and purchase of property, plant and equipment of HK$39.4 million, net of decrease in term deposits of HK$211.7 million, proceeds from disposal of certain available-for-sale securities of HK$155.9 million and interest income from investment in available-for-sale securities and bank deposits of HK$70.7 million.

Financing activities

In fiscal 2015, we recorded net cash outflow from financing activities of HK$733.2 million, mainly due to repayments of bank loans of HK$730.1 million.

In fiscal 2014, we recorded net cash inflow from financing activities of HK$257.0 million, mainly due to proceeds from bank loans of HK$270.4 million.

Indebtedness

As of December 31, 2015, we had outstanding debt of HK$71.8 million. See Note 22 to the consolidated financial statements included elsewhere in this annual report for additional information concerning our outstanding debt.

Banking facilities

As of December 31, 2015, the Group had utilized HK$71.8 million of its banking facilities, mainly for investment purposes, leaving HK$1,114.1 million of uncommitted banking facilities available for future utilization. The Group’s loans are secured by an equivalent amount of available-for-sale securities. See Note 22 to the consolidated financial statements included elsewhere in this annual report for additional information concerning our banking facilities.

Capital expenditure

In fiscal 2015, the Company recorded HK$99.2 million of capital expenditure as compared to HK$68.7 million for fiscal 2014. The fiscal 2015 capital expenditure mainly related to the construction of the Centre in Tseung Kwan O Industrial Estate, the enhancement of our computer systems, the expansion of our logistics fleet, and the renovation work on the logistics centre for HKTVmall operations. For future capital expenditure requirements, we intend to remain cautious and fund them from internal resources and available banking facilities. Overall, our directors believe the Group’s financial position remains sound for continued expansion of our business.

C. Research and development, patents and licenses

We commit considerable resources to our research and development team in order to improve our services and to better position ourselves in the multimedia market. As of April 27, 2016, our research and development department in Hong Kong consisted of approximately 52 Talents experienced in systems design, engineering, mobile technology and computer programming. Our research and development team is primarily responsible for assessing and adapting the technology that we expect to deploy in Multimedia Business, such as through the Internet. In particular, our research and development team has been discussing and evaluating with prospective applications developers the different technical solutions available for the deployment and enhancement of the OTT and online shopping platform and services. To identify and develop new market opportunities and product advancement, our research and development team evaluates new technology under development in the United States and elsewhere and works closely with our sales and marketing department for product development.

D. Trend information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2015 that are reasonably likely to have a material adverse effect on our revenue, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-balance sheet arrangements

As of December 31, 2014 and December 31, 2015, the Group had no material contingent liabilities or off-balance-sheet obligations.

F. Tabular disclosure of contractual obligations

The following table sets forth information regarding our aggregate payment obligations in future years of the contractual obligations and commercial commitments that we had as of December 31, 2015.

Contractual obligations	Total HK$	Within 1 year HK$	More than 1 year but within 3 years HK$	More than 3 years but within 5 years HK$
	(in thousands)
Capital expenditure items	385,545	385,545	—	—
Operating leases	16,547	10,445	6,102	—
Other current liabilities(1)	179,345	179,345	—	—
Program fee	2,344	1,732	612	—
Total	583,781	577,067	6,714	—

Note:

(1)	The other current liabilities of HK$179.3 million was comprised of bank loans—unsecured of HK$71.8 million, accounts payable of HK$13.0 million, other payables and accrued charges of HK$92.7 million and deposits received of HK$1.9 million. A detailed explanation of the nature of accounts payable and other payables and accrued charges is contained in Note 21 to the Company’s audited consolidated financial statements included in this annual report.

G. Safe Harbor

See “Note regarding forward-looking statements.”

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management

Our board of directors consists of seven directors, three of whom, Mr. Lee Hon Ying, John, Mr. Peh Jefferson Tun Lu and Mr. Mak Wing Sum, Alvin, are independent non-executive directors. Mr. Wong Wai Kay, Ricky, Mr. Cheung Chi Kin, Paul, Ms. To Wai Bing and Ms. Wong Nga Lai, Alice, are executive directors. Every director, including non-executive and independent non-executive directors, is subject to retirement by rotation at least once every three years. One-third of the directors must retire from office at each annual general meeting and their re-election is subject to the approval of shareholders of the Company. Ms. To Wai Bing, Mr. Lee Hon Ying, John, and Mr. Mak Wing Sum, Alvin will retire from office by rotation at the forthcoming annual general meeting and, being eligible, will offer themselves for re-election at the forthcoming annual general meeting.

The following table sets forth certain information concerning our directors and senior management as of April 27, 2016.

Name	Age	Position	Date joined HKTV
Board of directors:
WONG Wai Kay, Ricky	54	Executive Director and Chairman	1992
CHEUNG Chi Kin, Paul	58	Executive Director and Vice Chairman	1992
TO Wai Bing	54	Executive Director and Chief Executive Officer	2007
WONG Nga Lai, Alice	41	Executive Director, Chief Financial Officer, Company Secretary	2003
LEE Hon Ying, John	69	Independent Non-Executive Director	1997
PEH Jefferson Tun Lu	56	Independent Non-Executive Director	2004
MAK Wing Sum, Alvin	63	Independent Non-Executive Director	2013

Executive directors

Mr. WONG Wai Kay, Ricky, aged 54, is the co-founder and Chairman of the Group and is also a director of certain subsidiaries of the Group. Mr. Wong is responsible for overall strategic planning and management of the Group. Mr. Wong has extensive experience in the telecommunications and computer industries as well as in corporate management. He had worked at a major US-listed computer company as a marketing representative and was responsible for marketing and distribution of computer products in Hong Kong from 1985 to 1989. He was also a co-founder and director of a company principally engaged in import and distribution of computer systems in Canada prior to co-founding of the Group. Mr. Wong holds a Bachelor’s Degree in Science and a Master of Business Administration Degree (Executive MBA Programme) from The Chinese University of Hong Kong. He is a first cousin of Mr. Cheung Chi Kin, Paul, the Vice Chairman of the Group. Currently, Mr. Wong is a member of the Board of Trustees, United College, The Chinese University of Hong Kong.

Mr. CHEUNG Chi Kin, Paul, aged 58, is the co-founder and Vice Chairman of the Group and is also a director of certain subsidiaries of the Group. Mr. Cheung is responsible for overall strategic planning and management of the Group. Prior to that, Mr. Cheung was appointed as the Chief Executive Officer and was responsible for our day-to-day operations and technological research, development and support activities. Mr. Cheung has extensive experience in the telecommunications and computer industries as well as in corporate management. He had worked in several companies engaged in application software development and computer consultancy prior to co-founding of the Group. Mr. Cheung graduated with a Diploma of Advanced Programming and System Concepts Design from Herzing Institute, Canada. Mr. Cheung is a first cousin of Mr. Wong Wai Kay, Ricky, the Chairman of the Group.

Ms. TO Wai Bing, aged 54, was appointed as the Executive Director and Chief Executive Officer of the Group in May 2012. Ms. To is also a director of certain subsidiaries of the Group, a director of Hong Kong TV Shopping Network Company Limited and the Chief Operating Officer of Hong Kong Media Production Company Limited and the Chief Executive Officer of Leader Artiste Management Company Limited. Prior to that, Ms. To was the Managing Director of Business Development of the Group. Ms. To has a Diploma in Electronic Engineering and a Higher Certificate in Electronic Engineering from The Hong Kong Polytechnic University. Ms. To re-joined the Group in May 2007 after her previous service with the Group from September 1998 to July 2006. Before joining the Group, Ms. To had worked at Hong Kong Telecom International Limited for 16 years.

Ms. WONG Nga Lai, Alice, aged 41, was appointed as the Executive Director, Chief Financial Officer and Company Secretary of the Group in May 2012 and is also a director of certain subsidiaries of the Group. Ms. Wong has extensive experience in financial management, corporate finance and global investor relations, in particular on the telecommunications, multimedia and e-commerce industries. She has overall responsibility for the Group’s finance, treasury, procurement, administration and investor engagement functions. Prior to that, Ms. Wong was the Financial Controller of the Group. Ms. Wong holds a Bachelor of Commerce degree from the University of Queensland, a Master of Business Administration degree from the Hong Kong University of Science and Technology and a Postgraduate Diploma in Corporate Governance. She is a qualified member of the Hong Kong Institute of Certified Public Accountants (HKICPA) and Association of Chartered Certified Accountants (ACCA). She has been a member of the Student Affairs Sub-committee of ACCA Hong Kong since 2010. Before joining the Group, Ms. Wong had worked for PricewaterhouseCoopers in Hong Kong primarily focusing on the technology, info-communications and entertainment sectors.

Independent non-executive directors

Mr. LEE Hon Ying, John, aged 69, is the managing director of Cyber Networks Consultants Company in Hong Kong. He was the Regional Director, Asia Pacific of Northrop Grumman-Canada, Ltd. He was previously the director of network services of Digital Equipment (HK) Limited and prior to that, worked for Cable and Wireless (HK) Limited and Hong Kong Telecom. He is a chartered engineer and a member of Institution of Engineering and Technology, the United Kingdom, the Hong Kong Institution of Engineers and the Hong Kong Computer Society. He received a Master’s Degree in Information System from The Hong Kong Polytechnic University in 1992. In addition, he is the Vice President, International Structure liaising 150 countries worldwide and Board Member of the Society of St. Vincent de Paul, Council General, which is an international charity body with its head office in Paris, France. He is the Vice President of Parish Council of St. Anthony Church in Hong Kong. Mr. Lee has been a Director of the Group since June 1997. Mr. Lee has also been appointed as the chairman of the Audit Committee and Remuneration Committee and a member of the Nomination Committee of the Company.

Mr. PEH Jefferson Tun Lu, aged 56, is a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants and a Certified Practicing Accountant of CPA Australia. Mr. Peh holds a Master Degree in Business from the University of Technology, Sydney. He has over 33 years of experience in finance, accounting and management from listed and private companies in Hong Kong and Australia. Mr. Peh has been a Director of the Group since September 2004. Mr. Peh has also been appointed as a member of the Audit Committee and Remuneration Committee as well as the chairman of the Nomination Committee of the Company.

Mr. MAK Wing Sum, Alvin, aged 63, was appointed as an Independent Non-executive Director of the Group in September 2013. Mr. Mak has also been appointed as a member of the Audit Committee, Nomination Committee and Remuneration Committee of the Company. He is a Chartered Accountant and is a member of the Canadian Institute of Chartered Accountants as well as a member of the Hong Kong Institute of Certified Public Accountants. Mr. Mak is currently an independent non-executive director of Goldpac Group Limited, I.T Limited, Lai Fung Holdings Limited and Luk Fook Holdings (International) Limited, all companies are listed on The Stock Exchange of Hong Kong Limited. Mr. Mak was admitted as a member of Hong Kong Housing Society in May 2015 and is currently a member of its Audit Committee and Special Committee on Investment. After working in Citibank for over 26 years, Mr. Mak retired in May 2012. He last served as the Head of Markets and Banking for Citibank Hong Kong, being the country business manager for corporate and investment banking business. In Citibank, he had held various senior positions including Head of Global Banking responsible for managing all the coverage bankers. Prior to that, he also managed the Hong Kong’s corporate finance business, regional asset management business and was the Chief Financial Officer of North Asia. Before joining Citibank in 1985, Mr. Mak was an audit group manager at Coopers & Lybrand (now known as PricewaterhouseCoopers). He worked for Coopers & Lybrand for eight years, five of which was in Toronto, Canada. He graduated from University of Toronto with Bachelor of Commerce in 1976.

Senior management

Our Executive Directors are also members of our senior management.

B. Compensation

Directors’ and senior management’s compensation

Our directors and senior management receive compensation in the form of salaries, housing allowances, discretionary bonuses, other allowances and benefits in kind, including our contribution to the pension schemes for such individuals. We can grant share options to various directors and members of our senior management. For more information regarding share options granted to directors and members of our senior management, see Item 6 “Directors, senior management and employees—Share ownership” below in this annual report.

Our senior management and Talents are entitled to receive an annual discretionary bonus based on their individual performance and our financial performance during the year under review.

The aggregate amount of salaries or other compensation, housing allowances, other allowances and benefits in kind paid by us to our directors and senior management was HK$13.1 million in fiscal 2015, compared with HK$26.5 million for fiscal 2014. The aggregate amount of contribution that we made to the retirement or similar benefits for our directors and members of our senior management was HK$1.2 million in fiscal 2015, compared with HK$2.4 million for fiscal 2014.

Except as discussed herein, no other payments have been paid or are payable, in respect of fiscal 2015, by us or any of our subsidiaries to our directors and senior management.

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

The audit committee met four times in fiscal 2015. The major works performed by the committee from January 1, 2015 to December 31, 2015 included the following:

•	Reviewed our consolidated financial statements for the sixteen months ended December 31, 2014 and for the six months ended June 30, 2015;

•	Reviewed the internal audit progress, including procedures required for compliance with the Sarbanes-Oxley Act;

•	Reviewed the external auditor’s audit report on the consolidated financial statements for the sixteen month ended December 31, 2014 and review report on the interim financial report for the six months ended June 30, 2015; and

•	Pre-approved the audit and non-audit services provided by KPMG, our external auditor.

Remuneration committee

Our board of directors established a remuneration committee in 2001 to oversee the Company’s remuneration packages for executive directors. Among others, each of our executive directors is entitled to receive the discretionary performance bonus of such amount as determined by the board of directors upon recommendation and approval by the remuneration committee. The remuneration committee is comprised of four members with three independent non-executive directors, Mr. Lee Hon Ying, John, Mr. Peh Jefferson Tun Lu, Mr. Mak Wing Sum, Alvin and Ms. Choy Mei Yuk, Mimi, Director of Talent Management. Mr. Lee Hon Ying, John is the chairman of the remuneration committee. The remuneration committee’s objectives are set out as follows:

•	Establish a formal, fair and transparent procedures for developing policy and structure of all remuneration of directors and senior management;

•	Review and consider the Company’s policy for remuneration of directors and senior management;

•	Determine the remuneration packages of executive directors and senior management; and

•	Recommend the remuneration packages of non-executive directors (including independent non-executive directors).

The remuneration committee held one meeting during fiscal 2015. The major works performed by the committee from January 1, 2015 to December 31, 2015 included the following:

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

The nomination committee held one meeting during fiscal 2015. The major works performed by the committee from January 1, 2015 to December 31, 2015 included the following:

•	Reviewed the structure, size and composition of the Board and made recommendations to the Board;

•	Reviewed the independence of independent non-executive Directors; and

•	Made recommendation to the Board regarding the retirement and re-appointment of Directors by rotation at the forthcoming annual general meeting for the Company.

D. Employees

The following table sets forth the number of our Talents by functional area as of December 31, 2014 and 2015.

	As of December 31, 2014	As of December 31, 2015
Talents
Information technology and engineering	35	52
Sales and marketing	10	40
HKTVmall operation	241	403
General administration and others	55	57
Creative and production	53	3

Total	394	555

The following table sets forth the number of our Talents by geographical region as of December 31, 2014 and 2015.

	As of December 31, 2014	As of December 31, 2015
Talents
Hong Kong	394	555

Total	394	555

The increase in headcount was mainly to support the logistics and warehousing, merchant relations, promotors and technical functions supporting the expansion of HKTVmall.

E. Share ownership

Share ownership

The following table sets forth the share ownership of our directors and senior management as of April 27, 2016.

Title of class	Identity of person or group	Number of shares beneficially owned(1)		Percentage of shares beneficially owned(2)	Outstanding share options
Ordinary shares	Wong Wai Kay, Ricky	405,428,940	(3)	50.11%	0
Ordinary shares	Cheung Chi Kin, Paul	405,428,940	(3)	50.11%	0
Ordinary shares	To Wai Bing	95,239		Less than 1.0%	0
Ordinary shares	Wong Nga Lai, Alice	50,000		Less than 1.0%	0
Ordinary shares	Lee Hon Ying, John	0		0%	0
Ordinary shares	Peh Jefferson Tun Lu	0		0%	0
Ordinary shares	Mak Wing Sum, Alvin	0		0%	0

Notes:

(1)	Beneficial ownership is determined in accordance with the rules of the SEC.

(2)	Percentage ownership is based on 809,016,643 shares issued as of April 27, 2016.

(3)	The 405,428,940 shares are held by a group consisting of Top Group International Limited, Mr. Wong Wai Kay, Ricky, our chairman, and Mr. Cheung Chi Kin, Paul, our vice chairman. Top Group International Limited is a special purpose vehicle incorporated in the British Virgin Islands. Its board of directors consists of Mr. Wong and Mr. Cheung. Mr. Wong and Mr. Cheung have entered into a voting agreement pursuant to which they agreed to vote the 339,814,284 shares held by Top Group International Limited, the 15,236,893 shares held by Mr. Wong individually, and the 50,377,763 shares held by Mr. Cheung individually, collectively as a group. The registered address of Top Group International Limited is Akara Bldg, 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands. Top Group International Limited has four shareholders: Mr. Wong, Mr. Cheung, Mr. Leung Ka Pak, and Mr. Yau Ming Yan, Andrew, and their equity interests are 42.12%, 27.06%, 21.00% and 9.82%, respectively.

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

During the year ended December 31, 2015, no share options were granted under the Share Option Scheme by the Company. As of December 31, 2015 and 2014, there were no options outstanding.

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major shareholders

The following table sets forth certain information regarding ownership of our ordinary shares as of April 27, 2016 by all persons who are known to us to own beneficially 5% or more of our ordinary shares.

Title of class	Identity of person or group	Number of shares beneficially owned(1)		Percentage of shares beneficially owned(2)
Ordinary shares	Wong Wai Kay, Ricky	405,428,940	(3)	50.11%
Ordinary shares	Cheung Chi Kin, Paul	405,428,940	(3)	50.11%
Ordinary shares	Top Group International Limited	405,428,940	(3)	50.11%
Ordinary shares	Leung Ka Pak	339,814,284	(4)	42.00%
Ordinary shares	Yau Ming Yan, Andrew	339,814,284	(4)	42.00%

Notes:

(1)	Beneficial ownership is determined in accordance with the rules of the SEC.

(2)	Percentage ownership is based on 809,016,643 shares issued as of April 27, 2016.

(3)	The 405,428,940 shares are held by a group consisting of Top Group International Limited, Mr. Wong Wai Kay, Ricky, our chairman, and Mr. Cheung Chi Kin, Paul, our vice chairman. Top Group International Limited is a special purpose vehicle incorporated in the British Virgin Islands, and its board of directors consists of Mr. Wong and Mr. Cheung. Mr. Wong and Mr. Cheung have entered into a voting agreement pursuant to which they agreed to vote the 339,814,284 shares held by Top Group International Limited, the 15,236,893 shares held by Mr. Wong individually, and the 50,377,763 shares held by Mr. Cheung individually, collectively as a group. The registered address of Top Group International Limited is Akara Bldg, 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands. Top Group International Limited has four shareholders: Mr. Wong, Mr. Cheung, Mr. Leung Ka Pak, and Mr. Yau Ming Yan, Andrew, and their equity interests are 42.12%, 27.06%, 21.00% and 9.82%, respectively.

(4)	Mr. Leung Ka Pak and Mr. Yau Ming Yan, Andrew may be deemed to have beneficial ownership in the 339,814,284 shares held by Top Group International Limited. Each of them expressly disclaims any beneficial ownership in such shares except to the extent of their respective pecuniary interest therein. Mr. Leung was a director and the president of all of our subsidiaries in Canada (other than City Telecom (Canada) Inc.) and resigned as a director and president in October 2005. After Mr. Leung’s resignation, Mr. Yau became a director and the president of all of our subsidiaries in Canada (other than City Telecom (Canada) Inc.). He resigned as a director and president in July 2006.

As of April 27, 2016, there were 26 registered holders of 1,373,930 American Depositary Shares in the United States, comprising 3.40% of our outstanding shares.

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

A. Consolidated statements and other financial information

Financial statements

See pages F-1 to F-47 following Item 19.

Legal and regulatory proceedings

On January 6, 2014, we filed an application for leave to apply for judicial review against the Chief Executive in Council’s decision to reject our application dated December 31, 2009 under the Broadcasting Ordinance for a free TV license. The application for leave was granted by the Court of First Instance on January 9, 2014. The substantive hearing was conducted from August 27 to 29, 2014. On April 24, 2015, the Court of First Instance quashed the Chief Executive in Council’s decision and remitted it to the Chief Executive in Council for reconsideration. The court further ordered the government to pay for the costs associated with the judicial review (making an order nisi that costs of the judicial review be to the Company, to be taxed (meaning that the court will decide the amount) if not agreed). On May 19, 2015, the Chief Executive in Council filed an appeal against the court’s judgment. On October 22, 2015, the Chief Executive in Council obtained a court order to stay the execution of the said judgment pending resolution of the appeal. The hearing of the appeal was conducted on February 17 and 18, 2016. On April 6, 2016, the Court of Appeal handed down judgment, setting aside the judgment and order of the lower court and ordering our application for judicial review be dismissed.

On April 11, 2014, the Company filed an application for leave to apply for judicial review in respect of the Office of Communication Authority’s decision on March 11, 2014 that HKMTV would not be entitled to commence operations if HKMTV adopted the DTMB transmission standard for its proposed mobile television service unless a domestic free/pay television programme service licence was first obtained by HKMTV. On May 20, 2014, the Court of First Instance granted HKMTV leave to apply for judicial review. The substantive hearing was conducted from November 26 to 27, 2014. On September 29, 2015, the Court of First Instance handed down judgment and ordered that the judicial review application be dismissed.

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

No interim or final dividend was declared during fiscal 2015.

B. Significant changes

None

ITEM 9	THE OFFER AND LISTING

A. Offer and listing details

Our ordinary shares have been listed under the number “1137” on the HKSE since August 4, 1997. Our American depositary shares, each representing 20 ordinary shares, were listed under the symbol “CTEL” on Nasdaq from November 3, 1999 until we changed our name to “Hong Kong Television Network Limited” and our symbol on Nasdaq to “HKTV” on January 28, 2013. Since December 21, 2015, our ADSs are traded in the over-the-counter markets under the symbol “HKTVY”.

In April 2010, we offered an aggregate of 4,025,000 ADSs representing 80,500,000 ordinary shares at the offer price of US$13.00 per ADS. The proceeds we received, after deduction of underwriters’ discount but before deduction of offering expenses, amounted to US$49.8 million.

On November 27, 2015, we announced that the Board has resolved to delist its ADSs from Nasdaq. The delisting was sought in view of the limited holdings and trading volume of the ADSs and the time and costs of maintaining the listing of the ADSs in the United States.

On December 8, 2015, we filed with the U.S. Securities and Exchange Commission a Form 25 to effect the delisting from Nasdaq as from December 19, 2015. Since the delisting, our ADRs have been traded in the over-the-counter markets, and The Bank of New York Mellon Corporation has continued to act as our ADR depositary pursuant to the existing Deposit Agreement. We have not arranged for the listing or registration of the ADSs or the ordinary shares on another national securities exchange in the United States or for the quotation of the ADSs or the ordinary shares in a quotation medium in the United States.

The price of our ordinary shares on the HKSE as of its close of trading on April 27, 2016 was HK$1.680 per share. The table below shows the high and low prices of the shares on the HKSE for the periods indicated below.

	Price
	High	Low
	(in HK$)
Calendar Year Data
2011	6.200	3.520
2012	5.240	1.370
2013	4.460	1.880
2014	5.000	2.120
2015	3.890	1.340
2016 (through April 27, 2016)	2.300	1.140
Quarterly Data
2013
October to December	4.460	1.880
2014
January to March	3.760	2.150
April to June	2.540	2.120
July to September	3.150	2.270
October to December	5.000	2.240
2015
January to March	3.890	2.530
April to June	3.820	2.150
July to September	2.280	1.550
October to December	1.750	1.340
2016
January to March	1.830	1.140
Monthly Data
2015
October	1.750	1.620
November	1.700	1.350
December	1.500	1.340
2016
January	1.440	1.140
February	1.580	1.150
March	1.830	1.400
April (through April 27, 2016)	2.300	1.590

The price of our American depositary shares in the over-the-counter markets as of its close of trading on April 27, 2016 was US$4.24 per American depositary share. The table below shows the high and low prices of the American depositary shares on Nasdaq or in the over-the-counter market (as applicable) for the periods indicated below.

	Price
	High	Low
	(in US$)
Calendar Year Data
2011	15.78	9.08
2012	13.48	3.91
2013	9.88	4.96
2014	11.83	5.00
2015	10.94	3.37
2016 (through April 27, 2016)	5.34	2.91
Quarterly Data
2013
October to December	9.88	4.96
2014
January to March	9.26	5.65
April to June	6.30	5.00
July to September	7.74	5.85
October to December	11.83	5.75
2015
January to March	10.94	6.46
April to June	9.72	5.65
July to September	5.79	4.09
October to December	4.48	3.37
2016
January to March	4.59	2.91
Monthly Data
2015
October	4.47	4.16
November	4.48	3.72
December	4.17	3.37
2016
January	3.62	2.91
February	3.88	2.96
March	4.59	3.67
April (through April 27, 2016)	5.34	4.14

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

General

HKTV was incorporated in Hong Kong on May 19, 1992 under the Hong Kong Companies Ordinance. Clause 3 of the Memorandum of Association states that the Company’s objects are to carry on, in addition to various specific types of business activities, any types of business as may be lawfully undertaken and carried on. Pursuant to the special resolution passed at the extraordinary general meeting of the Company held on December 31, 2012, the name of the Company was changed from “City Telecom (H.K.) Limited” to “Hong Kong Television Network Limited”. The Registrar of Companies in Hong Kong issued the Certificate of Change of Name on January 10, 2013.

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

Annual and extraordinary general meeting of shareholders

The Hong Kong Companies Ordinance requires our board of directors to hold an annual general meeting of our shareholders once every year and not more than 15 months after our previous annual general meeting. The annual general meeting is held at such time (within a period of not more than 15 months, or such longer period as the Registrar of Companies of Hong Kong may authorize in writing after the holding of the previous annual general meeting). Pursuant to our Articles, the annual general meeting and any other general meeting of our shareholder held for the passing of a special resolution (being a resolution passed at a general meeting by not less than 75% of the votes cast by those shareholders present and entitled to vote in person or by proxy) should be convened by not less than 21 clear days’ notice in writing. The HKSE Listing Rules further requires a notice period of at least 20 clear business days for annual general meetings. The notice shall specify the place, date and time of meeting and the general nature of the business to be transacted. An annual general meeting may be called by shorter notice if it is agreed by all shareholders entitled to attend and vote at the meeting. The business of the annual general meeting usually include:

(a)	the declaration and sanctioning of dividends;

(b)	the consideration and adoption of the accounts, statement of financial position and reports of the directors and auditors and other documents required to be attached to the financial statements;

(c)	the appointment of directors in place of those retiring (by rotation or otherwise);

(d)	the appointment of auditors; and

(e)	the fixing of, or the determining of the method of fixing, the remuneration of the directors and of the auditors.

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

Restrictions on ownership of shares

There are no restrictions, either pursuant to our Articles or to the laws of Hong Kong (other than the voting restrictions as set out in Part 3 of Schedule 1 to the Broadcasting Ordinance, if we obtain a free television programme service license), on the rights of non-residents of Hong Kong or foreign persons to hold or exercise voting rights with respect to our ordinary shares.

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

C. Material contracts

The construction contract entered into between the Company and CR Construction Company Limited for the construction works of the Centre on August 20, 2015.

Saved as disclosed above, other than such contracts entered into the ordinary course of business as are described in our disclosure in Item 4 “Information on the Company,” we have not entered into any material contracts outside the ordinary course of our business within the two years preceding the date of this annual report.

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

Passive Foreign Investment Company

Based on the value of our assets, and the composition of our income and assets, we believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2015. A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

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

A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of our American depository shares and ordinary shares, our PFIC status will depend in large part on the market price of our American depository shares and ordinary shares, which may fluctuate significantly. Based on the market price of our American depository shares and ordinary shares, and the composition of our assets during the taxable year ended December 31, 2015, we believe we were a PFIC for such year. In addition, we believe there is a significant risk we will be a PFIC for the taxable year ending December 31, 2015 and for future taxable years, unless we reduce the amount of cash and other passive assets we hold relative to the amount of non-passive assets we hold. If we are a PFIC for any taxable year during which you hold American depository shares or ordinary shares, we generally will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold American depository shares or ordinary shares, unless we cease to be a PFIC and you make a “deemed sale” election with respect to the American depository shares or ordinary shares. If such election is made, you will be deemed to have sold American depository shares or ordinary shares you hold at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain from such deemed sale would be subject to the consequences described in the following two paragraphs. After the deemed sale election, your American depository shares or ordinary shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC, and you would not be subject to the rules described below with respect to any “excess distribution” you receive from us or any gain from an actual sale or other disposition of the American depositary shares or ordinary shares, unless we subsequently become a PFIC. The rules dealing with deemed sale elections are complex. You are encouraged to consult your tax advisor as to the possibility and consequences of making a deemed sale election if we cease to be treated as a PFIC and such election becomes available to you.

For each taxable year that we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” you receive and any gain you recognize from a sale or other disposition (including a pledge) of the American depository shares or ordinary shares. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the American depository shares or ordinary shares will be treated as an excess distribution. Under these special tax rules:

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

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends may be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided (1) the American depository shares or ordinary shares are readily tradable on an established securities market in the United States, (2) we are neither a PFIC nor treated as such with respect to you (as discussed above) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. As discussed above in “—Passive Foreign Investment Company,” we believe we were a PFIC for the taxable year ended December 31, 2015 and the dividends you receive with respect to the ordinary shares will likely not be taxed as qualified dividend income. You should consult your tax advisor regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends paid with respect to the American depository shares or ordinary shares.

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

In fiscal 2015, the Company did not receive any payment from the depositary.

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

B. Management’s report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company, as defined in Rules 13a-15(f) under the Exchange Act, as amended. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purpose in accordance with generally accepted accounting principles. Under Section 404(a) of the Sarbanes-Oxley Act, our management is required to include its assessment of the effectiveness of our internal control procedures over financial reporting in this annual report. With the assistance of the Company’s internal audit department and external consultants, our management organized and conducted an assessment of internal control over financial reporting based on the control criteria in COSO’s 2013 Internal Control Integrated Framework. Based on this assessment, our management has concluded that, as of December 31, 2015, our internal control over financial reporting was effective. Our independent registered public accounting firm, KPMG, has audited the effectiveness of our internal control over financial reporting as of December 31, 2015, as stated in its report, which appears herein.

C. Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Hong Kong Television Network Limited:

We have audited Hong Kong Television Network Limited’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Hong Kong Television Network Limited’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s report on internal control over financial reporting. Our responsibility is to express an opinion on Hong Kong Television Network Limited’s internal control over financial reporting based on our audit.

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

In our opinion, Hong Kong Television Network Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Hong Kong Television Network Limited and its subsidiaries as of December 31, 2015 and December 31, 2014, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated cash flow statements for the year ended December 31, 2015, the sixteen months ended December 31, 2014 and the year ended August 31, 2013, and our report dated April 29, 2016 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Hong Kong, China

April 29, 2016

D. Changes in internal control over financial reporting

During the period covered by this annual report, except for the new control procedures introduced for the online shopping platform, which were officially launched in February 2015, there have been no material changes in our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the remuneration that we paid to KPMG, our independent auditor in each of our previous two fiscal years.

	Fiscal 2014	Fiscal 2015
	(in millions)
	HK$	HK$
Nature of the service

Audit fees	2.1	2.2
Audit related fees	0.3	0.2
Other service	—	0.2
Total	2.4	2.6

Audit fees

Audit fees are the aggregate fees billed by our independent auditors for the annual financial statement audit, subsidiary audits and other procedures required to be performed for the auditors to form an opinion on our consolidated financial statements.

Audit-related fees

Audit-related fees in fiscal 2014 and 2015 are the aggregate fees billed by our independent auditors mainly for the review of our interim financial statements.

Other service

Other services in fiscal 2015 are the aggregate fee billed by our independent auditors for other services provided by the auditors for compliance with HKSE Listing Rules.

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

By way of a general mandate granted to our directors, the maximum aggregate nominal amount of shares that may be purchased pursuant to a mandate corresponds to 10% of the aggregate nominal amount of our issued share capital at the date the mandate was granted. During the year ended December 31, 2015, we had not repurchased any of the ordinary shares on the HKSE.

ITEM 16F	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G	CORPORATE GOVERNANCE

As our ordinary shares are listed on the HKSE and American depositary shares representing our ordinary shares are traded in the over-the-counter markets, we are subject to applicable Hong Kong laws and regulations, including the HKSE Listing Rules, and the Hong Kong Companies Ordinance, as well as applicable U.S. federal securities laws, including the Exchange Act and the Sarbanes-Oxley Act.

ITEM 16H	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18	FINANCIAL STATEMENTS

See pages F-1 to F-47 following Item 19.

ITEM 19	EXHIBITS

Exhibit Number	Description of Document

1.1	Memorandum and Articles of Association of the Company (filed as Exhibit 1 to the Company’s Annual Report on Form 20-F on January 30, 2006 and incorporated herein by reference).

3.1	Deed of Covenant, dated as of March 15, 2011, by and among Top Group International Limited, Wong Wai Kay, Ricky, and Cheung Chi Kin, Paul (filed as Exhibit 3.1 to the Company’s Annual Report on Form 20-F on December 21, 2011 and incorporated herein by reference).

Exhibit Number	Description of Document

8.1	Subsidiaries of the Company.

12.1	Section 302 Certifications of the Chief Executive Officer.

12.2	Section 302 Certifications of the Chief Financial Officer.

13	Section 906 Certification of Chief Executive Officer and Chief Financial Officer.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Hong Kong Television Network Limited

We have audited the accompanying consolidated statements of financial position of Hong Kong Television Network Limited and its subsidiaries as of December 31, 2015 and December 31, 2014, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated cash flow statements for the year ended December 31, 2015, the sixteen months ended December 31, 2014 and the year ended August 31, 2013. These consolidated financial statements are the responsibility of Hong Kong Television Network Limited’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hong Kong Television Network Limited and its subsidiaries as of December 31, 2015 and December 31, 2014, and the results of their operations and their cash flows for the year ended December 31, 2015, the sixteen months ended December 31, 2014 and the year ended August 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Hong Kong Television Network Limited’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 29, 2016 expressed an unqualified opinion on the effectiveness of the internal control over financial reporting of Hong Kong Television Network Limited and its subsidiaries.

/s/ KPMG

Hong Kong, China

April 29, 2016

Hong Kong Television Network Limited and its subsidiaries

Consolidated income statements

(Expressed in Hong Kong dollars)

	Note	Year ended December 31, 2015 HK$’000			Sixteen months ended December 31, 2014 HK$’000		Four months ended December 31, 2014 HK$’000		Twelve months ended August 31, 2014 HK$’000	Year ended August 31, 2013 HK$’000
					(Note 1)		(Note 1)		(Note 1)
							(Unaudited)		(Unaudited)
Turnover	3		112,810		23,027		21,636		1,391		7,802
Programme costs	4		(320,740)		(27,414)		(26,854)		(560)		(15,706)
Cost of inventories			(23,113)		(353)		(353)		—		—
Valuation gains on investment properties	14		11,900		3,900		2,100		1,800		43,400
Other operating expenses	5(a)		(329,816)		(343,799)		(98,218)		(245,581)		(201,514)
Other income, net	5(b)		67,537		147,609		29,907		117,702		128,909
Finance costs, net	5(c)		(3,234)		(7,767)		(2,016)		(5,751)		(4,860)
Impairment losses/ write off of assets	6		(327,810)		(32,000)		—		(32,000)		—

Loss before taxation			(812,466)		(236,797)		(73,798)		(162,999)		(41,969)
Income tax (expense)/credit	7		(93)		(205)		(60)		(145)		1,659

Loss for the year/period			(812,559)		(237,002)		(73,858)		(163,144)		(40,310)

Basic and diluted loss per ordinary share (in Hong Kong dollars)	10	HK$	(1.00)	HK$	(0.29)	HK$	(0.09)	HK$	(0.20)	HK$	(0.05)

The accompany notes are integral part of these consolidated financial statements.

Hong Kong Television Network Limited and its subsidiaries

Consolidated statements of comprehensive income

(Expressed in Hong Kong dollars)

	Note	Year ended December 31, 2015 HK$’000	Sixteen months ended December 31, 2014 HK$’000	Four months ended December 31, 2014 HK$’000	Twelve months ended August 31, 2014 HK$’000	Year ended August 31, 2013 HK$’000
			(Note 1)	(Note 1)	(Note 1)
				(Unaudited)	(Unaudited)
Loss for the year/period		(812,559)	(237,002)	(73,858)	(163,144)	(40,310)
Other comprehensive income	9
Items that may be reclassified subsequently to profit or loss:
- Available-for-sale securities: net movement in fair value reserve		(3,983)	41,540	(38,277)	79,817	(71,109)
- Exchange difference on translation of financial statements of an overseas subsidiary		(2)	1	1	—	—

Total comprehensive income for the year/period		(816,544)	(195,461)	(112,134)	(83,327)	(111,419)

The accompany notes are integral part of these consolidated financial statements.

Hong Kong Television Network Limited and its subsidiaries

Consolidated statements of financial position

(Expressed in Hong Kong dollars)

	Note	December 31, 2015 HK$’000	December 31, 2014 HK$’000	August 31, 2014 HK$’000
				(Note 1)
				(Unaudited)
Non-current assets

Property, plant and equipment	14	560,335	550,159	519,820
Intangible assets	15	125,410	391,198	395,328
Long term receivable and prepayment		31,445	285	44
Other financial assets	18	1,219,043	1,490,420	1,633,396

		1,936,233	2,432,062	2,548,588

Current assets

Accounts receivable	19	29,731	7,688	370
Other receivables, deposits and prepayments	19	36,048	40,752	50,202
Programme costs		—	344,088	363,323
Inventories	17	15,352	718	357
Other current financial assets	18	226,709	293,943	257,152
Term deposits	20(a)	—	—	573,043
Cash at bank and in hand	20(b)	174,808	819,186	305,221

		482,648	1,506,375	1,549,668

Current liabilities

Accounts payable	21	12,995	4,504	4,087
Other payables and accrued charges	21	92,652	73,876	59,921
Deposits received		1,905	1,905	1,905
Bank loans	22	71,793	802,165	862,941
Tax payable		—	—	285
Derivative financial instrument		—	—	1,340

		179,345	882,450	930,479

Net current assets		303,303	623,925	619,189

Total assets less current liabilities		2,239,536	3,055,987	3,167,777

Non-current liabilities

Deferred tax liabilities	24	919	826	482

		919	826	482

Net assets		2,238,617	3,055,161	3,167,295

Capital and reserves	23
Share capital		1,268,914	1,268,914	1,268,914
Other reserves		969,703	1,786,247	1,898,381

Total equity		2,238,617	3,055,161	3,167,295

The accompany notes are integral part of these consolidated financial statements.

Hong Kong Television Network Limited and its subsidiaries

Consolidated statements of changes in equity

For the year ended December 31, 2015 and sixteen months ended December 31, 2014

(Expressed in Hong Kong dollars)

		Attributable to the equity shareholders of the Company
	Note	Share capital HK$’000	Share premium HK$’000	Capital redemption reserve HK$’000	Retained profits HK$’000	Revaluation reserve HK$’000	Fair value reserve HK$’000	Exchange reserve HK$’000	Other reserve HK$’000	Total HK$’000
At January 1, 2015		1,268,914	—	—	1,657,882	159,759	(29,569)	1	(1,826)	3,055,161

Loss for the year		—	—	—	(812,559)	—	—	—	—	(812,559)
Other comprehensive income	9	—	—	—	—	—	(3,983)	(2)	—	(3,985)

Total comprehensive income for the year		—	—	—	(812,559)	—	(3,983)	(2)	—	(816,544)

At December 31, 2015		1,268,914	—	—	845,323	159,759	(33,552)	(1)	(1,826)	2,238,617

		Attributable to the equity shareholders of the Company
	Note	Share capital HK$’000	Share premium HK$’000	Capital redemption reserve HK$’000	Retained profits HK$’000	Revaluation reserve HK$’000	Fair value reserve HK$’000	Exchange reserve HK$’000	Other reserve HK$’000	Total HK$’000
At September 1, 2013		80,902	1,188,005	7	1,889,487	165,156	(71,109)	—	(1,826)	3,250,622

Loss for the period		—	—	—	(237,002)	—	—	—	—	(237,002)
Other comprehensive income	9	—	—	—	—	—	41,540	1	—	41,541

Total comprehensive income for the period		—	—	—	(237,002)	—	41,540	1	—	(195,461)
Transition to no-par value regime on March 3, 2014	23(a)	1,188,012	(1,188,005)	(7)	—	—	—	—	—	—
Revaluation reserve realized upon disposal of an investment property	14(c)	—	—	—	5,397	(5,397)	—	—	—	—

At December 31, 2014		1,268,914	—	—	1,657,882	159,759	(29,569)	1	(1,826)	3,055,161

Hong Kong Television Network Limited and its subsidiaries

Consolidated statements of changes in equity (Continued)

For the twelve months ended August 31, 2014 and the four months ended December 31, 2014 - Unaudited

(Expressed in Hong Kong dollars)

		Attributable to the equity shareholders of the Company
	Note	Share capital HK$’000	Share premium HK$’000	Capital redemption reserve HK$’000	Retained profits HK$’000	Revaluation reserve HK$’000	Fair value reserve HK$’000	Exchange reserve HK$’000	Other reserve HK$’000	Total HK$’000
At September 1, 2013		80,902	1,188,005	7	1,889,487	165,156	(71,109)	—	(1,826)	3,250,622

Loss for the period		—	—	—	(163,144)	—	—	—	—	(163,144)
Other comprehensive income	9	—	—	—	—	—	79,817	—	—	79,817

Total comprehensive income for the period		—	—	—	(163,144)	—	79,817	—	—	(83,327)
Transition to no-par value regime on March 3, 2014	23(a)	1,188,012	(1,188,005)	(7)	—	—	—	—	—	—
Revaluation reserve realized upon disposal of an investment property	14(c)	—	—	—	5,397	(5,397)	—	—	—	—

At August 31, 2014/ September 1, 2014		1,268,914	—	—	1,731,740	159,759	8,708	—	(1,826)	3,167,295
Loss for the period		—	—	—	(73,858)	—	—	—	—	(73,858)
Other comprehensive income	9	—	—	—	—	—	(38,277)	1	—	(38,276)

Total comprehensive income for the period		—	—	—	(73,858)	—	(38,277)	1	—	(112,134)

At December 31, 2014		1,268,914	—	—	1,657,882	159,759	(29,569)	1	(1,826)	3,055,161

Hong Kong Television Network Limited and its subsidiaries

Consolidated statements of changes in equity (Continued)

For the year ended August 31, 2013

(Expressed in Hong Kong dollars)

		Attributable to the equity shareholders of the Company
	Note	Share capital HK$’000	Share premium HK$’000	Capital redemption reserve HK$’000	Retained profits HK$’000	Revaluation reserve HK$’000	Fair value reserve HK$’000	Other reserve HK$’000	Total HK$’000
At September 1, 2012		80,902	1,188,005	7	2,051,149	165,156	—	(1,826)	3,483,393

Loss for the year		—	—	—	(40,310)	—	—	—	(40,310)
Other comprehensive income	9	—	—	—	—	—	(71,109)	—	(71,109)

Total comprehensive income for the year		—	—	—	(40,310)	—	(71,109)	—	(111,419)
Final dividend paid in respect of previous year	8(b)	—	—	—	(121,352)	—	—	—	(121,352)

At August 31, 2013		80,902	1,188,005	7	1,889,487	165,156	(71,109)	(1,826)	3,250,622

The accompany notes are integral part of these consolidated financial statements.

Hong Kong Television Network Limited and its subsidiaries

Consolidated cash flow statements

(Expressed in Hong Kong dollars)

	Note	Year ended December 31, 2015 HK$’000	Sixteen months ended December 31, 2014 HK$’000	Four months ended December 31, 2014 HK$’000	Twelve months ended August 31, 2014 HK$’000	Year ended August 31, 2013 HK$’000
			(Note 1)	(Note 1)	(Note 1)
				(Unaudited)	(Unaudited)
Net cash outflow from operating activities	25	(218,451)	(291,066)	(49,662)	(241,404)	(356,804)

Investing activities
Additions of available-for-sale securities		(159,399)	(632,697)	(172,350)	(460,347)	(2,181,277)
Proceeds from disposal of available-for-sale securities		165,972	244,437	30,470	213,967	155,939
Proceeds from maturity of available-for-sale securities		289,423	591,983	203,672	388,311	—
Acquisition of a subsidiary		—	(142,343)	—	(142,343)	—
Decrease/(increase) in term deposits		—	335,329	567,908	(232,579)	211,659
Dividend received		1,667	1,825	336	1,489	895
Interest received		104,349	160,071	41,289	118,782	70,749
Purchases of property, plant and equipment		(89,553)	(61,347)	(43,509)	(17,838)	(39,394)
Proceeds from disposal of property, plant and equipment		93	10,000	19	9,981	87

Net cash inflow/(outflow) from investing activities		312,552	507,258	627,835	(120,577)	(1,781,342)

Net cash inflow/(outflow) before financing activities		94,101	216,192	578,173	(361,981)	(2,138,146)

Financing activities
Net (repayments of)/proceeds from bank loans		(730,139)	270,425	(61,317)	331,742	531,847
Repayment of capital element of finance leases		—	(160)	—	(160)	(85)
Interest element of finance leases		—	(3)	—	(3)	(9)
Interest paid on bank loans		(3,037)	(7,232)	(2,043)	(5,189)	(2,402)
Other borrowing cost paid		—	(6,017)	(1,756)	(4,261)	(4,235)
Dividends paid		—	—	—	—	(121,354)

Net cash (outflow)/inflow from financing activities		(733,176)	257,013	(65,116)	322,129	403,762

(Decrease)/increase in cash and cash equivalents		(639,075)	473,205	513,057	(39,852)	(1,734,384)
Cash and cash equivalents at the beginning of the year/period		819,186	347,849	305,221	347,849	2,080,053
Effect of foreign exchange rate changes		(5,303)	(1,868)	908	(2,776)	2,180

Cash and cash equivalents at the end of the year/period	20(b)	174,808	819,186	819,186	305,221	347,849

The accompany notes are integral part of these consolidated financial statements.

1	Change of financial year end date

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

The figures presented in the consolidated income statements, consolidated statements of changes in equity and consolidated cash flow statements and related notes cover the year from January 1, 2015 to December 31, 2015 (“Fiscal 2015”), the sixteen months from September 1, 2013 to December 31, 2014 (“Fiscal 2014”) and the year from September 1, 2012 to August 31, 2013 (“Fiscal 2013”). As the Fiscal 2014 figures are not directly comparable with those of Fiscal 2015 and Fiscal 2013, financial information for the twelve months ended August 31, 2014 and the four months ended December 31, 2014 (“Supplementary financial information”), prepared in accordance with International Financial Reporting Standards, has been disclosed to enhance comparability. The Supplementary financial information has not been audited.

2	Significant accounting policies

(a)	Statement of compliance

The Company and its subsidiaries (collectively referred to as the “Group”) are engaged in the provision of multimedia business, including but not limited to the online shopping mall operation, offer of free TV programming through Over-The-Top (“OTT”) platform, multimedia and drama productions, content distribution and other related services (“Multimedia Business”).

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

The IASB has issued certain amendments, new and revised IFRSs that are first effective or available for early adoption for the current accounting period of the Group.

Note 2(c) provides information on any changes in accounting policies resulting from initial application of those developments to the extent that they are relevant to the Group for the current and prior accounting periods reflected in these financial statements.

The accompanying consolidated financial statements were authorized for issue by the Board of Directors on April 29, 2016.

(b)	Basis of preparation of the financial statements

The measurement basis used in the preparation of the financial statements is the historical cost basis except that investments in available-for-sale securities, investment properties and certain financial assets and liabilities are stated at their fair values or amortized costs as explained in the accounting policies set out below (see notes 2(f), 2(g), 2(n), 2(s) and 2(t)).

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

Judgments made by management in the application of IFRSs that have significant effect on the financial statements and major sources of estimation uncertainty are discussed in notes 6, 14, 18 and 26.

(c)	Change in accounting policies

The IASB has issued the following amendments to IFRSs that are first effective for the current accounting period of the Group. Impacts of the adoption of the amended IFRSs are discussed below:

–	Amendments to IAS 36, Impairment of assets – Recoverable amount disclosures for non-financial assets

–	Annual Improvements to IFRS 2010 – 2012 Cycle

–	Annual Improvements to IFRS 2011 – 2013 Cycle

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

Amendments to IAS 36, Impairment of assets – Recoverable amount disclosures for non-financial assets

The amendments to IAS 36 modify the disclosure requirements for impaired non-financial assets. Among them, the amendments expand the disclosures required for an impaired asset or cash generating units (“CGU”) whose recoverable amount is based on fair value less costs of disposal. The Group has provided the disclosure requirements applicable to the Group.

Annual Improvements to IFRSs 2010 – 2012 Cycle and 2011 – 2013 Cycle

These two cycles of annual improvements contain amendments to nine standards with consequential amendments to other standards. Among them, IAS 24, Related party disclosures has been amended to expand the definition of a “related party” to include a management entity that provides key management personnel services to the reporting entity, and to require the disclosure of the amounts incurred for obtaining the key management personnel services provided by the management entity. These amendments do not have an impact on the Group’s related party disclosure as the Group does not obtain any management personnel services from management entities.

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

Intra-group balances, transactions and cash flows and any unrealized profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealized losses resulting from intra-group transactions are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment.

Non-controlling interests represent the equity in a subsidiary not attributable directly or indirectly to the Company, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability.

Non-controlling interests are presented in the consolidated statement of financial position within equity, separately from equity attributable to the equity shareholders of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated income statement and the consolidated statement of comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between non-controlling interests and the equity shareholders of the Company.

Changes in the Group’s interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non-controlling interests within consolidated equity to reflect the change in relative interests and no gain or loss is recognized.

When the Group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognized in profit or loss. Any interest retained in that former subsidiary at the date when control is lost is recognized at fair value and this amount is regarded as the fair value on initial recognition of a financial asset or, when appropriate, the cost on initial recognition of an investment in an associate or joint venture.

(ii)	Translation of foreign currencies

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates ruling at the statement of financial position date. Exchange differences arising in these cases are dealt with in profit or loss.

The results of foreign operations are translated into Hong Kong dollars at an average rate for the year. Statement of financial position items are translated into Hong Kong dollars at the closing foreign exchange rates at the statement of financial position date. The resulting exchange differences are recognized in other comprehensive income and accumulated separately in equity in the exchange reserve.

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

Investments in securities held for trading are classified as current assets. Any attributable transaction costs are recognized in profit or loss as incurred. At the statement of financial position date the fair value is remeasured, with any resultant gain or loss being recognized in profit or loss. The net gain or loss recognized in profit or loss does not include any dividends or interest earned on these investments as these are recognized in accordance with the policies set out in notes 2(u)(v) and 2(u)(vii).

Dated debt securities that the Group and/or the Company have the positive ability and intention to hold to maturity are classified as held-to-maturity securities. Held-to-maturity securities are stated at amortized cost less impairment losses (see note 2(k)).

Investments in securities which do not fall into any of the above categories are classified as available-for-sale securities. At the statement of financial position date the fair value is remeasured, with any resultant gain or loss being recognized in other comprehensive income and accumulated separately in equity in the fair value reserve. As an exception to this, investments in equity securities that do not have a quoted price in an active market for an identical instrument and whose fair value cannot otherwise be reliably measured are recognized in the statement of financial position at cost less impairment losses (see note 2(k)). Dividend income from equity securities and interest income from debt securities calculated using the effective interest method are recognized in profit or loss in accordance with the policies set out in notes 2(u)(vii) and 2(u)(v) respectively. Foreign exchange gains and losses resulting from changes in the amortized cost of debt securities are also recognized in profit or loss.

When the investments are derecognized or impaired (see note 2(k)), the cumulative gain or loss recognized in equity is reclassified to profit or loss. Investments are recognized/derecognized on the date the Group commits to purchase /sell the investments or they expire.

(g)	Investment properties

Investment properties are land and/or buildings which are owned and held to earn rental income and/or for capital appreciation.

Investment properties are stated at fair value, unless they are still in the course of construction or development at the statement of financial position date and their fair value cannot be reliably measured at that time. Any gain or loss arising from a change in fair value or from the retirement or disposal of an investment property is recognized in profit or loss. Rental income from investment properties is accounted for as described in note 2(u)(vi).

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

(h)	Property, plant and equipment

(i)	Construction in progress

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

(ii)	Other property, plant and equipment

Other property, plant and equipment, comprising buildings, leasehold improvements, broadcasting and production equipment, network, computer and office equipment, furniture, fixtures and fittings and motor vehicles, are stated at cost less accumulated depreciation and accumulated impairment losses (see note 2(k)).

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

Major costs incurred in restoring property, plant and equipment to their normal working condition are charged to profit or loss. Major improvements are capitalized and depreciated over their expected useful lives to the Group.

The gain or loss on disposal of an item of property, plant and equipment is the difference between the net disposal proceeds and the carrying amount of the relevant item, and is recognized in profit or loss on the date of disposal.

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

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset or, if lower, the present value of the minimum lease payments of such assets, are included in property, plant and equipment with the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation and impairment losses are accounted for in accordance with the accounting policy as set out in note 2(h) and note 2(k). Finance charges implicit in the lease payments are charged to profit or loss over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

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

(i)	Impairment of investments in debt and equity securities and accounts and other receivables

Investments in debt and equity securities and other current and non-current receivables that are stated at cost or amortized cost or are classified as available-for-sale securities are reviewed at the statement of financial position date to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events:

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

Internal and external sources of information are reviewed at the statement of financial position date to identify indications that the following assets may be impaired or, an impairment loss previously recognized no longer exists or may have decreased:

•	property, plant and equipment; and

•	intangible assets.

If any such indication exists, the asset’s recoverable amount is estimated.

•	Calculation of recoverable amount

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

(iii)	Interim financial reporting and impairment

Under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, the Group is required to prepare an interim financial report in compliance with IAS 34, Interim financial reporting , in respect of the first six months of the financial year. At the end of the interim period, the Group applies the same impairment testing, recognition and reversal criteria as it would at the end of the financial year (see notes 2(k)(i) and 2(k)(ii)).

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

(l)	Inventories

Inventories are carried at the lower of cost and net realizable value.

Cost is calculated using the weighted average cost formula and comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognized as an expense in the period in which the related revenue is recognized. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories is recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs.

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

Trade and other receivables are initially recognized at fair value and thereafter stated at amortized cost less allowance for impairment of doubtful debts (see note 2(k)(i)), except where the receivables are interest-free loans made to related parties without any fixed repayment terms or the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less allowance for impairment of doubtful debts (see note 2(k)(i)).

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

Entitlements to annual leave and long service leave are recognized when they accrue to individuals employed by the Group hereinafter (referred to as “Talents”), including directors of the Company. A provision is made for the estimated liability for annual leave and long-service leave as a result of services rendered by Talents up to the statement of financial position date. Entitlements to sick leave and maternity or paternity leave are not recognized until the time of leave.

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

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the statement of financial position date, and any adjustment to tax payable in respect of previous years.

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

Where investment properties are carried at their fair value in accordance with the accounting policy set out in note 2(g), the amount of deferred tax recognized is measured using the tax rates that would apply on sale of those assets at their carrying value at the statement of financial position date unless the property is depreciable and is held within a business model whose objective is to consume substantially all of the economic benefits embodied in the property over time, rather than through sale. In all other cases, the amount of deferred tax recognized is measured based on the expected manner of realization or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the statement of financial position date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each statement of financial position date and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilized. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

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

All other borrowing costs are charged to profit or loss in the year in which they are incurred.

(w)	Segment reporting

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

(x)	Related parties

(a)	A person, or a close member of that person’s family, is related to the Group if that person:

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or the Group’s parent.

(b)	An entity is related to the Group if any of the following conditions applies:

(i)	The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(ii)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(iii)	Both entities are joint ventures of the same third party.

(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v)	The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.

(vi)	The entity is controlled or jointly controlled by a person identified in (a).

(vii)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

(viii)	The entity, or any member of a Group of which it is a part, provides key management personnel services to the Group or to the group’s parent.

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

3	Turnover and segment information

The Group is principally engaged in the provision of multimedia business, including but not limited to the online shopping mall operation, offer of free TV programming through OTT platform, multimedia and drama production, contents distribution and other related services.

Turnover

The amount of each significant category of revenue recognized in turnover during the year/period is as follows:

	Year ended December 31, 2015 HK$’000	Sixteen months ended December 31, 2014 HK$’000	Four months ended December 31, 2014 HK$’000	Twelve months ended August 31, 2014 HK$’000	Year ended August 31, 2013 HK$’000
			(Unaudited)	(Unaudited)
Direct merchandise sales	25,349	384	384	—	—
Income from concessionaire sales and other service income	11,055	1,107	392	715	—
Licensing of programme rights and net advertising income	76,111	20,612	20,542	70	6,745
Artiste management services	295	924	318	606	277
Others	—	—	—	—	780

	112,810	23,027	21,636	1,391	7,802

Segmental Information

In a manner consistent with the way in which information is reported internally to the Group’s chief operating decision maker for the purposes of resources allocation and performance assessment, the Group has only identified one business segment (i.e. Multimedia Business). In addition, the majority of the Group’s operations are conducted in Hong Kong and majority of the assets are located in Hong Kong. Accordingly, no operating or geographical segment information is presented.

4	Programme costs

Programme costs mainly include talent costs and other production costs which are directly attributable to the revenue generated from licensing of programme rights, advertising and content production.

5	Loss before taxation

Loss before taxation is arrived at after charging/crediting the following:

(a)	Other operating expenses

	Year ended December 31, 2015 HK$’000	Sixteen months ended December 31, 2014 HK$’000	Four months ended December 31, 2014 HK$’000	Twelve months ended August 31, 2014 HK$’000	Year ended August 31, 2013 HK$’000
			(Unaudited)	(Unaudited)
Depreciation	40,521	37,773	10,188	27,585	26,622
Less: Depreciation capitalized as programme costs	—	(3,403)	(508)	(2,895)	(7,515)

	40,521	34,370	9,680	24,690	19,107

Advertising and marketing expenses	43,463	10,070	9,231	839	8,595
Auditor’s remuneration	2,395	2,395	1,331	1,064	1,500
Operating lease charges in respect of land and buildings	13,051	13,353	5,488	7,865	4,796
(Gain)/loss on disposal of property, plant and equipment	(19)	208	(3)	211	263
Write-down of inventories	339	—	—	—	—
Impairment for available-for-sale securities (note 18)	7,020	—	—	—	—
Talent costs (note 5(d))	136,471	146,502	40,688	105,814	84,303
Amortization of intangible assets (note 15)	32,851	40,067	10,992	29,075	20,360
Impairment of accounts receivable	—	—	—	—	100
Write off of artiste prepayments	4,636	28,328	3,353	24,975	16,852
(Reversal of provision)/provision for committed artiste payments	(3,841)	6,003	(4,860)	10,863	—
Others	52,929	62,503	22,318	40,185	45,638

	329,816	343,799	98,218	245,581	201,514

(b)	Other income, net

	Year ended December 31, 2015 HK$’000	Sixteen months ended December 31, 2014 HK$’000	Four months ended December 31, 2014 HK$’000	Twelve months ended August 31, 2014 HK$’000	Year ended August 31, 2013 HK$’000
			(Unaudited)	(Unaudited)
Bank interest income	15,020	23,017	5,292	17,725	27,051
Dividend income from available-for-sale equity securities	1,667	1,825	336	1,489	895
Interest income from available-for-sale debt securities	80,520	120,353	29,407	90,946	61,406
Gain on disposal of available-for-sale securities	2,079	4,946	504	4,442	4,508
Rentals from investment properties	11,428	15,306	3,809	11,497	11,765
Net exchange (loss)/gain	(43,776)	(18,425)	(9,469)	(8,956)	23,007
Others	599	587	28	559	277

	67,537	147,609	29,907	117,702	128,909

(c)	Finance costs, net

	Year ended December 31, 2015 HK$’000	Sixteen months ended December 31, 2014 HK$’000	Four months ended December 31, 2014 HK$’000	Twelve months ended August 31, 2014 HK$’000	Year ended August 31, 2013 HK$’000
			(Unaudited)	(Unaudited)
Bank charges	260	178	61	117	2,150
Interest on bank loans	2,974	7,169	1,952	5,217	2,530
Interest element of finance leases	—	3	—	3	9
Change in fair value of derivative financial instrument	—	(5,181)	(1,340)	(3,841)	(4,482)
Other borrowing costs	—	5,598	1,343	4,255	4,653

	3,234	7,767	2,016	5,751	4,860

(d)	Talent costs

	Year ended December 31, 2015 HK$’000	Sixteen months ended December 31, 2014 HK$’000	Four months ended December 31, 2014 HK$’000	Twelve months ended August 31, 2014 HK$’000	Year ended August 31, 2013 HK$’000
			(Unaudited)	(Unaudited)
Wages and salaries	137,125	200,103	43,494	156,609	208,264
Retirement benefit costs - defined contribution plans (note 11)	6,011	9,004	1,866	7,138	9,876

	143,136	209,107	45,360	163,747	218,140
Less: Talent costs capitalized as programme costs	—	(62,605)	(4,672)	(57,933)	(121,207)
Talent costs charged to programme costs	(6,665)	—	—	—	(12,630)

	136,471	146,502	40,688	105,814	84,303

Talent costs include all compensation and benefits paid to and accrued for all individuals employed by the Group, including Directors.

6	Impairment losses/write off of assets

The Group’s Multimedia Business comprised of CGU, namely “Media”, which operates the multimedia and drama production and contents distribution business, and “E-commerce”, which operates the online shopping business of the Group.

The Group recognized impairment loss on property, plant and equipment, intangible assets, programme costs and certain other assets with an aggregated amount of HK$327,810,000 in relation to the Media CGU during the year ended December 31, 2015 (Sixteen months ended December 31, 2014: HK$32,000,000; four months ended December 31, 2014: Nil (Unaudited); twelve months ended August 31, 2014: HK$32,000,000 (Unaudited) and year ended August 31, 2013: Nil). The impairment loss recognized on property, plant and equipment, intangible assets, programme costs and certain other assets were HK$60,331,000, HK$232,937,000, HK$32,489,000 and HK$2,053,000 respectively.

As at December 31, 2015, the Group has identified indications of impairment of its Media CGU assets, primarily as a result of the uncertainty in the regulatory and technical feasibility in the provision of mobile television services. The Group assessed the recoverable amounts of these assets and as a result the carrying amount of the assets was written down to their recoverable amount of HK$213,267,000. The recoverable amounts of these assets were assessed based on their estimated fair value less costs of disposal, using market comparison approach mainly by reference to quoted selling price of similar assets, acquisition costs and estimated replacement cost of these assets and the availability of active market of relevant or similar assets. The fair value on which the recoverable amount is based on is categorized as a level 3 measurement.

7	Income tax (expense)/credit

The provision for Hong Kong Profits Tax for all periods presented is calculated at 16.5% of the estimated assessable profits for the year.

The amount of income tax expense in the consolidated income statements represents:

	Year ended December 31, 2015 HK$’000	Sixteen months ended December 31, 2014 HK$’000	Four months ended December 31, 2014 HK$’000	Twelve months ended August 31, 2014 HK$’000	Year ended August 31, 2013 HK$’000
			(Unaudited)	(Unaudited)
Current taxation
Hong Kong
- Over-provision in respect of prior year	—	394	284	110	540
Deferred taxation
Origination and reversal of temporary differences (note 24)	(93)	(599)	(344)	(255)	1,119

	(93)	(205)	(60)	(145)	1,659

The Group’s income tax (expense)/credit differs from the theoretical amount that would arise using the loss before taxation at applicable tax rates as follows:

	Year ended December 31, 2015 HK$’000	Sixteen months ended December 31, 2014 HK$’000	Four months ended December 31, 2014 HK$’000	Twelve months ended August 31, 2014 HK$’000	Year ended August 31, 2013 HK$’000
			(Unaudited)	(Unaudited)
Loss before taxation	(812,466)	(236,797)	(73,798)	(162,999)	(41,969)

Deferred taxation
Notional tax on loss before taxation, calculated at the prevailing tax rates applicable to profit in the jurisdiction concerned	134,057	39,072	12,178	26,894	6,925
Effect of non-taxable income	16,292	21,577	6,399	15,178	22,691
Effect of non-deductible expenses	(68,285)	(8,705)	470	(9,175)	(4,886)
Over-provision in respect of prior years	—	394	284	110	540
Effect of unused tax losses not recognized	(83,490)	(53,200)	(18,772)	(34,428)	(23,952)
Others	1,333	657	(619)	1,276	341

Income tax (expense)/credit	(93)	(205)	(60)	(145)	1,659

8	Dividends

(a)	Dividends payable to equity shareholders of the Company attributable to the period

The Board of Directors has resolved not to declare any final dividend for all periods presented.

(b)	Dividends attributable to the previous financial year, approved and paid during the year:

	Year ended December 31, 2015 HK$’000	Sixteen months ended December 31, 2014 HK$’000	Four months ended December 31, 2014 HK$’000	Twelve months ended August 31, 2014 HK$’000	Year ended August 31, 2013 HK$’000
			(Unaudited)	(Unaudited)
Final dividend in respect of the year ended August 31, 2012, approved and paid of HK15 cents per ordinary share	—	—	—	—	121,352

9	Other comprehensive income

Tax effects relating to each component of other comprehensive income

	Year ended December 31, 2015
	Before-tax amount HK$’000	Tax expense HK$’000	Net-of-tax amount HK$’000
Exchange difference on translation of financial statements of an overseas subsidiary	(2)	—	(2)
Available-for-sale securities: net movement in fair value reserve	(3,983)	—	(3,983)

	(3,985)	—	(3,985)

	Sixteen months ended December 31, 2014
	Before-tax amount HK$’000	Tax expense HK$’000	Net-of-tax amount HK$’000
Exchange difference on translation of financial statements of an overseas subsidiary	1	—	1
Available-for-sale securities: net movement in fair value reserve	41,540	—	41,540

	41,541	—	41,541

	Four months ended December 31, 2014 (Unaudited)
	Before-tax amount HK$’000	Tax expense HK$’000	Net-of-tax amount HK$’000
Exchange difference on translation of financial statements of an overseas subsidiary	1	—	1
Available-for-sale securities: net movement in fair value reserve	(38,277)	—	(38,277)

	(38,276)	—	(38,276)

	Twelve months ended August 31, 2014 (Unaudited)
	Before-tax amount HK$’000	Tax expense HK$’000	Net-of-tax amount HK$’000
Exchange difference on translation of financial statements of an overseas subsidiary	—	—	—
Available-for-sale securities: net movement in fair value reserve	79,817	—	79,817

	79,817	—	79,817

	Year ended August 31, 2013
	Before-tax amount HK$’000	Tax expense HK$’000	Net-of-tax amount HK$’000
Exchange difference on translation of financial statements of an overseas subsidiary	—	—	—
Available-for-sale securities: net movement in fair value reserve	(71,109)	—	(71,109)

	(71,109)	—	(71,109)

Components of other comprehensive income, including reclassification adjustments

	Year ended December 31, 2015 HK$’000	Sixteen months ended December 31, 2014 HK$’000	Four months ended December 31, 2014 HK$’000	Twelve months ended August 31, 2014 HK$’000	Year ended August 31, 2013 HK$’000
			(Unaudited)	(Unaudited)
Available-for-sale securities: net movement in fair value reserve
Changes in fair value recognized during the year/period	(8,924)	46,486	(37,773)	84,259	(66,601)
Reclassified to profit or loss upon disposal	(2,079)	(4,946)	(504)	(4,442)	(4,508)
Impairment loss charged to profit or loss	7,020	—	—	—	—

	(3,983)	41,540	(38,277)	79,817	(71,109)

10	Loss per share

	Year ended December 31, 2015 HK$’000	Sixteen months ended December 31, 2014 HK$’000	Four months ended December 31, 2014 HK$’000	Twelve months ended August 31, 2014 HK$’000	Year ended August 31, 2013 HK$’000
			(Unaudited)	(Unaudited)
Loss attributable to equity shareholders	(812,559)	(237,002)	(73,858)	(163,144)	(40,310)

The calculations of basic loss per share for all periods presented are based on the loss for the respective year/period and the weighted average of 809,017,000 ordinary shares in issue.

The diluted loss per share for all periods presented are the same as the basic loss per share as no potential ordinary share were outstanding during the respective year/period.

11	Retirement benefit costs

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

A mandatory provident fund scheme (the “MPF Scheme”) has been established under the Hong Kong Mandatory Provident Fund Scheme Ordinance in December 2000 and the prevailing Talents of the Group in Hong Kong could elect to join the MPF Scheme, while all new Talents joining the Group in Hong Kong from then onwards are required to join the MPF Scheme. Both the Group and the Talents are required to contribute 5% of each individual’s relevant income with a maximum amount of HK$1,250 per month before June 1, 2014, and commenced from June 1, 2014, the maximum amount has been increased to HK$1,500, as a mandatory contribution. Employer’s mandatory contributions are 100% vested in the Talents as soon as they are paid to the MPF Scheme. Senior Talents may also elect to join a Mutual Voluntary Plan (the “Mutual Plan”) in which both the Group and the Talent, on top of the MPF Scheme mandatory contributions, make a voluntary contribution to the extent of contributions that would have been made under the ORSO Scheme.

The aggregate employer’s contributions, net of forfeited contributions (if any), which have been dealt with in the consolidated income statement during the year/period are as follows:

	Year ended December 31, 2015 HK$’000	Sixteen months ended December 31, 2014 HK$’000	Four months ended December 31, 2014 HK$’000	Twelve months ended August 31, 2014 HK$’000	Year ended August 31, 2013 HK$’000
			(Unaudited)	(Unaudited)
Gross contributions	6,011	9,004	1,866	7,138	9,876

For all periods presented, there was no forfeited contribution available to offset future contributions by the Group to the ORSO Scheme.

12	Directors’ and senior management’s emoluments

(a)	Directors’ remuneration

For the year ended December 31, 2015:

Name of director	Fee HK$’000	Salary HK$’000	Discretionary bonuses HK$’000	Employer’s contribution to defined contribution scheme HK$’000	Total HK$’000
Wong Wai Kay, Ricky	—	4,320	—	427	4,747
Cheung Chi Kin, Paul	—	4,320	—	427	4,747
To Wai Bing	—	1,924	—	191	2,115
Wong Nga Lai, Alice	—	1,939	—	191	2,130
Lee Hon Ying, John	223	—	—	—	223
Peh Jefferson Tun Lu	209	—	—	—	209
Mak Wing Sum, Alvin	209	—	—	—	209

Total	641	12,503	—	1,236	14,380

For the sixteen months ended December 31, 2014:

Name of director	Fee HK$’000	Salary HK$’000	Discretionary bonuses HK$’000	Employer’s contribution to defined contribution scheme HK$’000	Total HK$’000
Wong Wai Kay, Ricky	—	8,941	559	893	10,393
Cheung Chi Kin, Paul	—	8,941	559	893	10,393
To Wai Bing	—	3,010	188	301	3,499
Wong Nga Lai, Alice	—	3,010	188	300	3,498
Cheng Mo Chi, Moses (note (a))	202	—	—	—	202
Lee Hon Ying, John	297	—	—	—	297
Peh Jefferson Tun Lu	278	—	—	—	278
Mak Wing Sum, Alvin (note (b))	278	—	—	—	278

Total	1,055	23,902	1,494	2,387	28,838

For the four months ended December 31, 2014 (Unaudited):

Name of director	Fee HK$’000	Salary HK$’000	Discretionary bonuses HK$’000	Employer’s contribution to defined contribution scheme HK$’000	Total HK$’000
Wong Wai Kay, Ricky	—	2,235	—	223	2,458
Cheung Chi Kin, Paul	—	2,235	—	223	2,458
To Wai Bing	—	752	—	75	827
Wong Nga Lai, Alice	—	752	—	75	827
Cheng Mo Chi, Moses (note (a))	—	—	—	—	—
Lee Hon Ying, John	74	—	—	—	74
Peh Jefferson Tun Lu	69	—	—	—	69
Mak Wing Sum, Alvin (note (b))	69	—	—	—	69

Total	212	5,974	—	596	6,782

For the twelve months ended August 31, 2014 (Unaudited):

Name of director	Fee HK$’000	Salary HK$’000	Discretionary bonuses HK$’000	Employer’s contribution to defined contribution scheme HK$’000	Total HK$’000
Wong Wai Kay, Ricky	—	6,706	559	670	7,935
Cheung Chi Kin, Paul	—	6,706	559	670	7,935
To Wai Bing	—	2,258	188	226	2,672
Wong Nga Lai, Alice	—	2,258	188	225	2,671
Cheng Mo Chi, Moses (note (a))	202	—	—	—	202
Lee Hon Ying, John	223	—	—	—	223
Peh Jefferson Tun Lu	209	—	—	—	209
Mak Wing Sum, Alvin (note (b))	209	—	—	—	209

Total	843	17,928	1,494	1,791	22,056

For the twelve months ended August 31, 2013:

Name of director	Fee HK$’000	Salary HK$’000	Discretionary bonuses HK$’000	Employer’s contribution to defined contribution scheme HK$’000	Total HK$’000
Wong Wai Kay, Ricky	—	6,706	—	670	7,376
Cheung Chi Kin, Paul	—	6,706	—	670	7,376
To Wai Bing	—	2,326	564	226	3,116
Wong Nga Lai, Alice	—	2,273	1,276	226	3,775
Cheng Mo Chi, Moses	193	—	—	—	193
Lee Hon Ying, John	212	—	—	—	212
Chan Kin Man (note (c))	152	—	—	—	152
Peh Jefferson Tun Lu	199	—	—	—	199

Total	756	18,011	1,840	1,792	22,399

Notes:

(a)	Dr. Cheng Mo Chi, Moses resigned as the Non-executive Director with effect from August 31, 2014.
(b)	Mr. Mak Wing Sum, Alvin was appointed as Independent Non-executive Director with effect from September 1, 2013.
(c)	Dr. Chan Kin Man resigned as the Independent Non-Executive Director with effect from June 7, 2013.

No director waived any emoluments for all periods presented.

(b)	Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for the year ended December 31, 2015 include four (sixteen months ended December 31, 2014, four months ended December 31, 2014, twelve months ended August 31, 2014 and year ended August 31, 2013: four) directors whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining one individual during the respective periods are as follows:

	Year ended December 31, 2015 HK$’000	Sixteen months ended December 31, 2014 HK$’000	Four months ended December 31, 2014 HK$’000	Twelve months ended August 31, 2014 HK$’000	Year ended August 31, 2013 HK$’000
			(Unaudited)	(Unaudited)
Basic salaries, other allowances and benefits in kind	1,134	1,370	303	1,067	1,558
Discretionary bonuses	96	118	—	118	100
Retirement benefit costs – defined contribution plans	113	65	13	52	78

	1,343	1,553	316	1,237	1,736

13	Equity settled share-based transactions

The Company operates a share option scheme (the “2012 Share Option Scheme”) which was adopted by shareholders of the Company on December 31, 2012 whereby the directors may, at their discretion, invite eligible participants to receive options to subscribe for shares subject to the terms and conditions stipulated therein.

Under the 2012 Share Option Scheme, the Company may grant options to Talents (including executive, non-executive and independent non-executive directors), suppliers and professional advisers to subscribe for shares of the Company. The maximum number of options authorized under the 2012 Share Option Scheme may not, when aggregated with any shares subject to any other executive and talent share option scheme, exceed 10% of the Company’s issued share capital on the date of adoption. The exercise price of the option is determined by the Company’s Board of Directors at a price not less than the higher of (a) the average closing price of the Company’s shares for five trading days preceding the grant date; and (b) the closing price of the Company’s shares on the date of grant. The 2012 Share Option Scheme is valid and effective for a ten year period up to December 30, 2022 subject to earlier termination by the Company by resolution in general meeting or by the Board of Directors. The period during which the option may be exercised will be determined by the Board of Directors at its discretion, save that no option may be exercised after more than ten years from the date of grant.

For all periods presented, no share options have been granted under the 2012 Share Option Scheme by the Company.

As at December 31, 2015 and 2014 and August 31, 2014 and 2013, there were no options outstanding.

14	Property, plant and equipment

	Construction in progress	Investment properties	Leasehold land and buildings	Leasehold improvements	Furniture, fixtures and fittings	Network, computer and office equipment	Motor vehicles	Broadcasting and production equipment	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Cost and valuation:
At January 1, 2015	144,720	228,900	57,866	22,033	3,305	74,467	10,243	82,771	624,305
Additions	77,616	—	—	2,976	644	7,269	9,697	1,000	99,202
Disposals	—	—	—	(8,438)	(33)	(10)	(254)	(130)	(8,865)
Fair value adjustment	—	11,900	—	—	—	—	—	—	11,900

At December 31, 2015	222,336	240,800	57,866	16,571	3,916	81,726	19,686	83,641	726,542

Representing:
Cost	222,336	—	57,866	16,571	3,916	81,726	19,686	83,641	485,742
Valuation	—	240,800	—	—	—	—	—	—	240,800

At December 31, 2015	222,336	240,800	57,866	16,571	3,916	81,726	19,686	83,641	726,542

Accumulated depreciation and impairment losses:
At January 1, 2015	487	—	3,840	13,808	2,113	22,338	3,515	28,045	74,146
Charge for the year	—	—	1,662	2,108	687	19,102	2,278	14,684	40,521
Impairment losses	43,000	—	—	—	—	10,736	—	6,595	60,331
Disposals	—	—	—	(8,407)	(23)	(6)	(254)	(101)	(8,791)

At December 31, 2015	43,487	—	5,502	7,509	2,777	52,170	5,539	49,223	166,207

Net book value:
At December 31, 2015	178,849	240,800	52,364	9,062	1,139	29,556	14,147	34,418	560,335

	Construction in progress	Investment properties	Leasehold land and buildings	Leasehold improvements	Furniture, fixtures and fittings	Network, computer and office equipment	Motor vehicles	Broadcasting and production equipment	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Cost and valuation:
At September 1, 2013	150,210	234,200	57,866	20,051	2,739	30,851	6,950	64,302	567,169
Additions	6,055	—	—	169	21	4,019	—	8,357	18,621
Acquisition of a subsidiary	—	—	—	—	—	13,645	—	—	13,645
Disposals (note 14(c))	—	(9,200)	—	—	(3)	(29)	(1,894)	(6)	(11,132)
Fair value adjustment	—	1,800	—	—	—	—	—	—	1,800

At August 31, 2014/September 1, 2014 (Unaudited)	156,265	226,800	57,866	20,220	2,757	48,486	5,056	72,653	590,103
Additions	6,433	—	—	1,813	548	25,997	5,187	10,118	50,096
Disposals	—	—	—	—	—	(16)	—	—	(16)
Write off	(17,978)	—	—	—	—	—	—	—	(17,978)
Fair value adjustment	—	2,100	—	—	—	—	—	—	2,100

At December 31, 2014	144,720	228,900	57,866	22,033	3,305	74,467	10,243	82,771	624,305

Representing:
Cost	156,265	—	57,866	20,220	2,757	48,486	5,056	72,653	363,303
Valuation	—	226,800	—	—	—	—	—	—	226,800

At August 31, 2014/September 1, 2014 (Unaudited)	156,265	226,800	57,866	20,220	2,757	48,486	5,056	72,653	590,103

Cost	144,720	—	57,866	22,033	3,305	74,467	10,243	82,771	395,405
Valuation	—	228,900	—	—	—	—	—	—	228,900

At December 31, 2014	144,720	228,900	57,866	22,033	3,305	74,467	10,243	82,771	624,305

Accumulated depreciation and impairment losses:
At September 1, 2013	—	—	1,319	9,947	1,408	9,486	2,260	11,472	35,892
Charge for the period	—	—	1,967	3,495	518	8,340	1,584	11,681	27,585
Impairment losses	4,830	—	—	243	28	975	126	1,544	7,746
Disposals	—	—	—	—	(3)	(23)	(908)	(6)	(940)

At August 31, 2014/September 1, 2014 (Unaudited)	4,830	—	3,286	13,685	1,951	18,778	3,062	24,691	70,283
Charge for the period	—	—	554	366	190	4,397	579	4,102	10,188
Reclassification of impairment losses/ write off	(4,343)	—	—	(243)	(28)	(837)	(126)	(748)	(6,325)

At December 31, 2014	487	—	3,840	13,808	2,113	22,338	3,515	28,045	74,146

Net book value:
At August 31, 2014 (Unaudited)	151,435	226,800	54,580	6,535	806	29,708	1,994	47,962	519,820

At December 31, 2014	144,233	228,900	54,026	8,225	1,192	52,129	6,728	54,726	550,159

(a)	Fair value measurement of investment properties

(i)	Fair value hierarchy

The following table presents the fair value of the Group’s investment properties measured at statement of financial position date on a recurring basis, categorized into the three-level fair value hierarchy as defined in IFRS 13, Fair value measurement. The level into which a fair value measurement is classified as determined with reference to the observability and significance of the inputs used in the valuation technique as follows:

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

•	Level 3 valuations: Fair value measured using significant unobservable inputs

	Fair value measurements categorized into
	Fair value HK$’000	Level 1 HK$’000	Level 2 HK$’000	Level 3 HK$’000
Recurring fair value measurements
Investments properties:
- December 31, 2015	240,800	—	240,800	—
- December 31, 2014	228,900	—	228,900	—
- August 31, 2014 (Unaudited)	226,800	—	226,800	—

During the year ended December 31, 2015 and sixteen months ended December 31, 2014, there were no transfers between Level 1 and Level 2, or transfers into or out of Level 3. The Group’s policy is to recognize transfers between levels of fair value hierarchy as at the statement of financial position date in which they occur.

All of the Group’s investment properties were revalued as at December 31, 2015, December 31, 2014 and August 31, 2014. The valuations were carried out by an independent firm of surveyors, RHL Appraisal Limited, who have among their staff Fellows of the Hong Kong Institute of Surveyors with recent experience in the location and category of property being valued. Management has discussion with the surveyors on the valuation assumptions and valuation results when the valuation is performed at each period end date.

(ii)	Valuation techniques and inputs used in Level 2 fair value measurements

The fair value of investment properties located in Hong Kong is determined using direct comparison approach by reference to recent sales price of comparable properties.

Fair value adjustment of investment properties is recognized in the line item “valuation gains on investment properties” on the face of the consolidated income statements.

(b)	The Group’s total future aggregate lease income receivable under non-cancellable operating leases are as follows:

	December 31, 2015 HK$’000	December 31, 2014 HK$’000	August 31, 2014 HK$’000
			(Unaudited)
Leases in respect of investment properties which are receivable:
- Within 1 year	11,428	11,428	11,428
- After 1 year but within 5 years	4,761	16,189	19,999

	16,189	27,617	31,427

The Group leases out investment properties under operating leases. The leases typically run for an initial period of 5 years, with an option to renew the lease after that date at which time all terms are negotiated. None of the leases includes contingent rentals.

All properties held under operating leases that would otherwise meet the definition of investment property are classified as investment property.

(c)	During the sixteen months ended December 31, 2014, the Group disposed of an investment property with carrying value of HK$9,200,000. Proceed from the disposal of investment property was HK$9,200,000 with the relevant revaluation reserve of HK$5,397,000 realized and transferred to retained profits.

(d)	The net book value of interests in construction in progress, leasehold land and buildings and investment properties situated in Hong Kong are analyzed as follows:

	December 31, 2015 HK$’000	December 31, 2014 HK$’000	August 31, 2014 HK$’000
			(Unaudited)
Medium term lease	472,013	427,159	432,815

Representing:
Construction in progress carried at cost less impairment loss	178,849	144,233	151,435
Leasehold land and buildings carried at cost less accumulated depreciation	52,364	54,026	54,580
Investment properties stated at fair value	240,800	228,900	226,800

	472,013	427,159	432,815

(e)	The cost of construction in progress comprises premium paid for the land registered in Hong Kong with a lease term of about 36 years and expenditure incurred on the development of buildings not yet completed at the year end.

(f)	Further particulars of the Group’s leasehold land and properties interest at December 31, 2015 are as follows:

Location	Use	Lease term	Attributable interest of the Group
12/F, 14/F-15/F and Roof on 17/F, Trans Asia Centre, No. 18 Kin Hong Street, Kwai Chung, New Territories	Leasing for rental income	Medium term lease	100%
13/F and 16/F, Trans Asia Centre, No. 18 Kin Hong Street, Kwai Chung, New Territories	Self-use	Medium term lease	100%
The whole of 14/F and Lorry Parking Space No. L13 on 1/F, Mita Centre, Nos.552-566 Castle Peak Road, Kwai Chung, New Territories	Leasing for rental income	Medium term lease	100%
The remaining portion of section S of Tseung Kwan O Town, Lot No. 39, Tseung Kwan O, Sai Kung, New Territories	Self-use	Medium term lease	100%

15	Intangible assets

	Mobile television broadcast spectrum HK$’000	IRU of the tele- communications capacity HK$’000	Right to use of telecommunications services HK$’000	Total HK$’000
Cost:
At January 1, 2015/December 31, 2015	146,591	226,700	90,243	463,534

Accumulated amortization and impairment losses:
At January 1, 2015	15,151	32,683	24,502	72,336
Amortization for the year	12,525	11,316	9,010	32,851
Impairment losses/reclassification of impairment losses	118,915	115,146	(1,124)	232,937

At December 31, 2015	146,591	159,145	32,388	338,124

Net book value:
At December 31, 2015	—	67,555	57,855	125,410

Cost:
At September 1, 2013	—	226,700	90,243	316,943
Additions through acquisition of a subsidiary	146,591	—	—	146,591

At August 31, 2014 (Unaudited) / December 31, 2014	146,591	226,700	90,243	463,534
Accumulated amortization and impairment losses:
At September 1, 2013	—	14,240	11,337	25,577
Amortization for the period	8,716	11,335	9,024	29,075
Impairment losses	4,594	6,589	2,371	13,554

At August 31, 2014 (Unaudited)	13,310	32,164	22,732	68,206

Amortization for the period	4,186	3,789	3,017	10,992
Reclassification of impairment losses	(2,345)	(3,270)	(1,247)	(6,862)

At December 31, 2014	15,151	32,683	24,502	72,336

Net book value:
At August 31, 2014 (Unaudited)	133,281	194,536	67,511	395,328

At December 31, 2014	131,440	194,017	65,741	391,198

Intangible assets included the indefeasible right of use in certain capacity of the telecommunications network of the former subsidiary for a term of 20 years, right to use of the telecommunications services from the former subsidiary for a term of 10 years, and an intangible asset relating to the spectrum with frequency at 678–686 MHz and microwave link at the frequency range of 7910–7920 MHz for the provision of broadcast-type mobile television services for a period of about 12 years.

16	Principal subsidiaries

The following is a list of subsidiaries of the Group:

Name	Place of incorporation	Principal activities and place of operations	Particulars of issued share capital	Percentage of interest held as at December 31, 2015
Attitude Holdings Limited	British Virgin Islands	Inactive	Ordinary US$1	100
Best Intellect Limited	British Virgin Islands	Investment holding in Hong Kong	Ordinary US$1	*100
City Telecom (H.K.) Limited	Hong Kong	Inactive	Ordinary HK$2	100
Cosmo True Limited	British Virgin Islands	Property investment in Hong Kong	Ordinary US$1	*100
Excel Billion Profits Limited	Hong Kong	Inactive	Ordinary HK$10,000	100
Golden Trinity Holdings Limited	British Virgin Islands	Investment holding in Hong Kong	Ordinary US$1	*100
HKTV Japan Company Limited	Japan	Provision of trading services in Japan	Ordinary JPY10,000	100
Hong Kong Broadband Digital TV Limited	Hong Kong	Inactive	Ordinary HK$10,000	100
Hong Kong Broadband Television Company Limited	Hong Kong	Inactive	Ordinary HK$2	100
Hong Kong Media Production Company Limited	Hong Kong	Provision of multimedia production and distribution services in Hong Kong	Ordinary HK$10,000	100
Hong Kong Mobile Television Network Limited	Hong Kong	Provision of mobile television service in Hong Kong	Ordinary HK$2	100
Hong Kong Mobile Television (Leasing) Limited	Hong Kong	Inactive	Ordinary HK$1	100
Hong Kong Music Network Limited	Hong Kong	Producing, publishing and licensing of musical works in Hong Kong	Ordinary HK$1	100
Hong Kong TV Shopping Network Limited	Hong Kong	E-commerce business and TV programming through OTT platform in Hong Kong	Ordinary HK$1	100
Leader Artiste Management Company Limited	Hong Kong	Provision of management and agency services to artistes in Hong Kong	Ordinary HK$100	100
Multi Talent Enterprise Limited	British Virgin Islands	Investment holding in Hong Kong	Ordinary US$1	*100
Talent Ascent Limited	British Virgin Islands	Investment holding in Hong Kong	Ordinary US$1	*100

*	shares held directly by the Company

17	Inventories

The inventories are mainly merchandise purchased for the Group’s E-commerce business.

18	Other financial assets

	December 31, 2015 HK$’000	December 31, 2014 HK$’000	August 31, 2014 HK$’000
			(Unaudited)
Available-for-sale debt securities
- Maturity dates within 1 year	226,709	293,943	257,152
- Maturity dates over 1 year	1,180,408	1,450,267	1,593,674

	1,407,117	1,744,210	1,850,826

Available-for-sale equity securities
- Listed	27,525	29,090	27,697
- Unlisted	11,110	11,063	12,025

	38,635	40,153	39,722

	1,445,752	1,784,363	1,890,548

The available-for-sale securities were carried at fair value as at December 31, 2015, December 31, 2014 and August 31, 2014.

	December 31, 2015 HK$’000	December 31, 2014 HK$’000	August 31, 2014 HK$’000
			(Unaudited)
Fair value of individually impaired financial assets
- Available-for-sale debt securities	5,348	—	—
- Available-for-sale equity securities	2,680	—	—

At December 31, 2015, certain available-for-sale debt and equity securities were individually determined to be impaired on the basis of a material decline in their fair value below cost, which indicated that the cost of the Group’s investments in them may not be recovered. Impairment losses of HK$7,020,000 (Sixteen months ended December 31, 2014: Nil, four months ended December 31, 2014: Nil (Unaudited), twelve months ended August 31, 2014: Nil (Unaudited) and year ended August 31, 2013: Nil) on these investments were recognized in profit or loss in accordance with the policy set out in note 2(k)(i).

19	Accounts receivable, other receivables, deposits and prepayments

	December 31, 2015 HK$’000	December 31, 2014 HK$’000	August 31, 2014 HK$’000
			(Unaudited)
Accounts receivable	29,731	7,788	470
Less: allowance for doubtful debts	—	(100)	(100)

	29,731	7,688	370
Other receivables, deposits and prepayments	36,048	40,752	50,202

	65,779	48,440	50,572

(a)	Aging analysis

The aging analysis of accounts receivable, before recognition of impairment losses, is as follows:

	December 31, 2015 HK$’000	December 31, 2014 HK$’000	August 31, 2014 HK$’000
			(Unaudited)
Current - 30 days	2,493	7,036	326
31 - 60 days	14	460	3
61 - 90 days	252	12	8
Over 90 days	26,972	280	133

	29,731	7,788	470

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

The movement in the allowance for doubtful debts during the year/period is as follows:

	December 31, 2015 HK$’000	December 31, 2014 HK$’000	August 31, 2014 HK$’000
			(Unaudited)
Balance as at the beginning of the year/period	100	100	100
Uncollectible amounts written off	(100)	—	—

Balance as at the end of the year/period	—	100	100

(c)	Accounts receivable that are not impaired

The aging analysis of accounts receivable that are not individually nor collectively considered to be impaired are as follows:

	December 31, 2015 HK$’000	December 31, 2014 HK$’000	August 31, 2014 HK$’000
			(Unaudited)
Neither past due nor impaired	2,493	7,036	326
1-30 days past due but not impaired	14	460	3
31-60 days past due but not impaired	252	12	8
Over 60 days past due but not impaired	26,972	180	33

	29,731	7,688	370

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

(d)	Other receivables, deposits and prepayments

Other receivables, deposits and prepayments consist of rental deposits, interest receivables, prepayments and other receivables. All of the other receivables, except rental deposits and others amounting to HK$3,217,000 as at December 31, 2015 (December 31, 2014: HK$1,775,000; August 31, 2014: HK$1,790,000 (Unaudited)), are expected to be recovered within one year.

20	Cash at bank and in hand

(a)	Term deposits

Term deposits are time deposits with banks with maturity over three months at acquisition.

(b)	Cash at bank and in hand

	December 31, 2015 HK$’000	December 31, 2014 HK$’000	August 31, 2014 HK$’000
			(Unaudited)
Time deposits with banks within three months of original maturity	90,136	727,226	197,534
Cash at bank and in hand	84,672	91,960	107,687

Cash at bank and in hand in the consolidated statements of financial position	174,808	819,186	305,221

21	Accounts payable, other payables and accrued charges

	December 31, 2015 HK$’000	December 31, 2014 HK$’000	August 31, 2014 HK$’000
			(Unaudited)
Accounts payable	12,995	4,504	4,087
Other payables and accrued charges	92,652	73,876	59,921

	105,647	78,380	64,008

(a)	The aging analysis of the accounts payable is as follows:

	December 31, 2015 HK$’000	December 31, 2014 HK$’000	August 31, 2014 HK$’000
			(Unaudited)
Current - 30 days	9,181	2,155	830
31 - 60 days	669	85	130
61 - 90 days	581	67	99
Over 90 days	2,564	2,197	3,028

	12,995	4,504	4,087

(b)	Other payables and accrued charges

Other payables primarily consist of accrual for Talent salaries and bonus, deferred revenue for unearned e-commerce income, payable for purchase of property, plant and equipment and advertising and promotional expenses.

22	Bank loans

The bank loans were repayable as follows:

	December 31,2015 HK$’000	December 31,2014 HK$’000	August 31, 2014 HK$’000
			(Unaudited)
Within 1 year	71,793	802,165	862,941

At December 31, 2015, the uncommitted banking facilities of the Group amounted to HK$1,185,856,000 (December 31, 2014:

HK$2,311,010,000; August 31, 2014: HK$2,542,065,000 (Unaudited)). The facilities were utilized to the extent of bank loans of HK$71,793,000 (December 31, 2014: HK$802,165,000; August 31, 2014: HK$862,941,000 (Unaudited)).

All of the Group’s banking facilities are subject to the fulfilment of covenants as are commonly found in lending arrangements with financial institutions. If the Group were to breach the covenants the drawn down facilities would become payable on demand. The Group regularly monitors its compliance with these covenants. Further details of the Group’s management of liquidity risk are set out in note 26(b). As at December 31, 2015 and 2014 and August 31, 2014, none of the covenants relating to drawn down facilities had been breached.

At December 31, 2015, the bank loans bore fixed interest rate of approximately 0.9% per annum (December 31, 2014: 0.6% to 0.8%; August 31, 2014: 0.6% to 0.7%). At December 31, 2015 and 2014 and August 31, 2014, all bank loans were secured by certain of the Group’s available-for-sale securities with an equivalent amount to the bank loans.

23	Capital and reserves

(a)	Share capital

	December 31, 2015		December 31, 2014		August 31, 2014
	No. of Shares	Amount HK$’000	No. of Shares	Amount HK$’000	No. of shares	Amount HK$’000
						(Unaudited)
Issued and fully paid:
Ordinary shares
At the beginning of the year/period	809,016,643	1,268,914	809,016,643	80,902	809,016,643	80,902
Transition to no-par value regime on March 3, 2014 (note)	—	—	—	1,188,012	—	1,188,012

At the end of the year/period	809,016,643	1,268,914	809,016,643	1,268,914	809,016,643	1,268,914

Note:	The transition to the no-par value regime under the Hong Kong Companies Ordinance occurred automatically on March 3, 2014. On that date, the share premium account and any capital redemption reserve were subsumed into share capital in accordance with section 37 of Schedule 11 to the Ordinance. These changes did not impact on the number of shares in issue or the relative entitlement of any of the members. Since that date, all changes in share capital have been made in accordance with the requirements of Parts 4 and 5 of the Ordinance.

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per ordinary share at meetings of the Company. All ordinary shares rank equally with regard to the Company’s residual assets.

(b)	Exchange reserve

The exchange reserve comprises all foreign exchange differences arising from the translation of the financial statements of operations outside Hong Kong. The reserve is dealt with in accordance with the accounting policies set out in note 2(e)(ii).

(c)	Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale securities held at the statement of financial position date and is dealt with in accordance with the accounting policies in notes 2(f) and 2(k)(i).

(d)	Capital management

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

The Group monitors its capital structure by reviewing its net debt to net asset gearing ratio. For this purpose, the Group defines net debt as total borrowing less cash at bank and in hand.

The net debt to net asset gearing ratio as at December 31, 2015 and 2014 and August 31, 2014 are as follows:

	December 31, 2015 HK$’000	December 31, 2014 HK$’000	August 31, 2014 HK$’000
			(Unaudited)
Bank loans	(71,793)	(802,165)	(862,941)
Less: Cash at bank and in hand	174,808	819,186	305,221
Less: Term deposits	—	—	573,043

Net cash	103,015	17,021	15,323
Net assets	2,238,617	3,055,161	3,167,295

Net debt to net asset gearing ratio	N/A	N/A	N/A

Neither the Company nor any of its subsidiaries are currently subject to externally imposed capital requirements.

24	Deferred taxation

(a)	Deferred tax assets and liabilities recognized

(i)	The components of deferred tax (liabilities)/assets recognized in the consolidated statements of financial position and the movement during the year/period are as follows:

	Depreciation allowances in excess of the related depreciation HK$’000	Tax losses carried forward HK$’000	Total HK$’000
Deferred tax arising from:
At September 1, 2013	(15,952)	15,725	(227)
(Charged)/credited to consolidated income statement	(4,550)	4,295	(255)

At August 31, 2014 (Unaudited)	(20,502)	20,020	(482)

At September 1, 2013	(15,952)	15,725	(227)
(Charged)/credited to consolidated income statement	(9,670)	9,071	(599)

At December 31, 2014	(25,622)	24,796	(826)

At January 1, 2015	(25,622)	24,796	(826)
(Charged)/credited to consolidated income statement	6,739	(6,832)	(93)

At December 31, 2015	(18,883)	17,964	(919)

(ii)	Reconciliation to the consolidated statements of financial position

	December 31, 2015 HK$’000	December 31, 2014 HK$’000	August 31, 2014 HK$’000
			(Unaudited)
Net deferred tax liabilities recognized in the consolidated statements of financial position	(919)	(826)	(482)

(b)	Deferred tax assets not recognized

As at December 31, 2015, the Group did not recognize deferred tax assets in respect of unused tax losses of HK$1,072,006,000 (December 31, 2014: HK$566,004,000; August 31, 2014; HK$404,330,000 (Unaudited)) as it was not probable that future taxable profits against which the losses could be utilized would be available in the relevant tax jurisdictions. The tax losses do not expire under the current tax legislation.

25	Notes to the consolidated cash flow statement

Reconciliation of loss before taxation to net cash outflow from operations

	Year ended December 31, 2015 HK$’000	Sixteen months ended December 31, 2014 HK$’000	Four months ended December 31, 2014 HK$’000	Twelve months ended August 31, 2014 HK$’000	Year ended August 31, 2013 HK$’000
			(Unaudited)	(Unaudited)
Loss before taxation	(812,466)	(236,797)	(73,798)	(162,999)	(41,969)
Depreciation of property, plant and equipment	40,521	37,773	10,188	27,585	26,622
Depreciation capitalized as programme costs	—	(3,403)	(508)	(2,895)	(7,515)
Amortization of programme cost	310,931	26,626	26,626	—	—
Bank interest income	(15,020)	(23,017)	(5,292)	(17,725)	(27,051)
Interest income from available-for-sale debt securities	(80,520)	(120,353)	(29,407)	(90,946)	(61,406)
Dividend income from available-for-sale equity securities	(1,667)	(1,825)	(336)	(1,489)	(895)
Gain on disposal of available-for-sale securities	(2,079)	(4,946)	(504)	(4,442)	(4,508)
Interest element of finance lease	—	3	—	3	9
(Gain)/loss on disposal of property, plant and equipment	(19)	208	(3)	211	263
Valuation gains on investment properties	(11,900)	(3,900)	(2,100)	(1,800)	(43,400)
Amortization of intangible assets	32,851	40,067	10,992	29,075	20,360
Change in fair value of derivative financial instrument	—	(5,181)	(1,340)	(3,841)	(4,482)
Other borrowing costs	—	5,598	1,343	4,255	4,653
Interest expenses on bank loans	2,974	7,169	1,952	5,217	2,530
Impairment for available-for-sale securities	7,020	—	—	—	—
Write-down of inventories	339	—	—	—	—
Impairment losses/write off of assets	327,810	32,000	—	32,000	—
Exchange loss/(gain)	34,410	18,311	9,327	8,984	(22,603)

Net cash outflow before working capital changes	(166,815)	(231,667)	(52,860)	(178,807)	(159,392)
(Increase)/decrease in long-term receivable and prepayment	(87)	(152)	(241)	89	151
(Increase)/decrease in accounts receivable, other receivables, deposits and prepayments	(24,824)	443	(11,538)	11,981	(9,309)
Increase in inventories	(14,973)	(361)	(361)	—	(577)
Decrease/(increase) in programme costs	668	(83,439)	(2,093)	(81,346)	(194,649)
(Decrease)/increase in accounts payable, other payables, accrued charges and deposits received	(12,420)	24,110	17,431	6,679	6,972

Net cash outflow from operations	(218,451)	(291,066)	(49,662)	(241,404)	(356,804)

26	Financial instruments

Exposure to credit, liquidity, interest rate and currency risks arises in the normal course of the Group’s business. These risks are limited by the Group’s financial management policies and practices described below.

(a)	Credit risk

The Group’s credit risk is mainly arose from trade and other receivables, cash at bank and available-for-sale debt securities. Management has a credit policy in place and the exposure to the credit risk is monitored on an ongoing basis.

In respect of trade and other receivables, credit evaluations are performed on all customers requiring credit over a certain amount. These evaluations focus on the customer’s past history of making payments when due and current ability to pay and its financial condition. These receivables are due generally within 30 days from the date of billing. Customers with receivables that are more than 3 months overdue are requested to settle all outstanding balance before any further credit is granted. The Group generally does not obtain collateral from customers.

The Group’s exposure to credit risk arising from accounts receivable is influenced mainly by individual characteristics of each customer and further quantitative disclosures are set out in note 19. The credit risk on trade receivables is not considered significant given majority credit sales were attributable to reputable corporations.

Available-for-sale debt securities and bank deposits are invested or placed with counterparties and financial institutions with sound credit quality. To mitigate the risk of non-recovery of investments in available-for-sale debt securities and their related concentration risk, the Group maintains portfolio which comprises mainly of investment grade products, constituents of defined world indices and instruments issued by state owned or controlled enterprises. The Group closely monitors the credit quality and financial positions of counterparties and consider appropriate action if the market value of the securities decline by a pre-determined threshold. As at December 31, 2015, there was no significant concentration risk, as the portfolio of the Group’s available-for-sale debt securities was diversified and comprised of a number of counterparties and no individual counterparty accounted for more than 10% of the portfolio. All deposits were placed with financial institutions with credit rating of investment grade.

The maximum exposure to credit risk is represented by the carrying amount of each financial asset after deducting any impairment allowance, in the statement of financial position. At December 31, 2015, the Group does not provide any financial guarantees which expose the Group to credit risk.

(b)	Liquidity risk

The Group has a cash management policy, which includes investment of cash surpluses and the raising of loans and other borrowings to cover expected cash demands. The Group’s policy is to regularly monitor current and expected liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient free cash and readily realizable marketable securities and credit facilities from major financial institutions to meet its liquidity requirements in the short and long term.

The Group determines that there is no significant liquidity risk in view of our adequate funds and unutilized banking facilities.

The following table details the remaining contractual maturities at the statement of financial position date of the Group’s financial liabilities, which are based on undiscounted cash flows (including interest) and the earliest date the Group can be required to pay.

	December 31, 2015
	Carrying Amount HK$’000	Total contractual undiscounted cash flow HK$’000	Within 1 year or on demand HK$’000
Current liabilities
Bank loans	71,793	71,805	71,805
Accounts payable	12,995	12,995	12,995
Other payables and accrued charges	92,652	92,652	92,652
Deposits received	1,905	1,905	1,905

	179,345	179,357	179,357

	December 31, 2014
	Carrying Amount HK$’000	Total contractual undiscounted cash flow HK$’000	Within 1 year or on demand HK$’000
Current liabilities
Bank loans	802,165	802,640	802,640
Accounts payable	4,504	4,504	4,504
Other payables and accrued charges	73,876	73,876	73,876
Deposits received	1,905	1,905	1,905

	882,450	882,925	882,925

	August 31, 2014 (Unaudited)
	Carrying Amount HK$’000	Total contractual undiscounted cash flow HK$’000	Within 1 year or on demand HK$’000
Current liabilities
Bank loans	862,941	863,459	863,459
Accounts payable	4,087	4,087	4,087
Other payables and accrued charges	59,921	59,921	59,921
Deposits received	1,905	1,905	1,905
Derivative financial instrument	1,340	1,341	1,341

	930,194	930,713	930,713

(c)	Interest rate risk

Interest rate risk arose principally from available-for-sale debt securities and bank loans. Financial instruments with fixed and variable interest rates expose the Group to fair value and cash flow interest rate risk respectively due to fluctuations of market interest rates. The Group actively manages available-for-sale debt securities and bank loans by comparing investment yields and quotations from the market, with a view to select terms which are most favorable to the Group.

Interest-bearing financial instruments of the Group were as follows:

	December 31,2015 HK$’000	December 31,2014 HK$’000	August 31, 2014 HK$’000
			(Unaudited)
Fixed rate instruments
- Other financial assets: available-for-sale debt securities	1,407,117	1,744,210	1,850,826
- Term deposits	—	—	573,043
- Bank loans	(71,793)	(802,165)	(862,941)
Variable rate instruments
- Derivative financial instrument – interest rate swap	—	—	(1,340)

	1,335,324	942,045	1,559,588

Fair value sensitivity analysis for fixed rate instruments

The Group accounts for the investment in debt securities as available-for-sale securities with any change in fair value recognized in other comprehensive income and accumulated in equity. With other variable held constant, a decrease or increase of 100 basis-points in interest rates at statements of financial position date would have increased or decreased equity by HK$29,248,000 (December 31, 2014: HK$38,741,000; August 31, 2014: HK$41,032,000(Unaudited)).

The Group accounts for the bank loans at amortized cost, therefore a change in interest rates at statement of financial position date would not affect profit or loss and equity.

Cash flow sensitivity analysis for variable rate instruments

The Group has no variable rate instrument subject to cash flow interest rate risk as at December 31, 2015 and 2014.

As at August 31, 2014, the Group’s cash flow interest-rate risk arose mainly from the 5-year interest rate swap contract with a HK$175,000,000 notional amount. The Group pay a fixed rate interest on the notional amount on a quarterly basis, and receive a floating interest rate at HIBOR rate. The contract was recognized initially at fair value and is re-measured at each statement of financial position date. The 5-year interest rate swap contract was matured on December 24, 2014.

The Group’s loss attributable to shareholders would decrease by approximately HK$1,750,000 (Unaudited) in response to a 100 basis-points increase in market interest rates applicable as at August 31, 2014, with all other variables held constant.

(d)	Foreign currency risk

The Group is exposed to currency risk, mainly due to the fluctuations between the Hong Kong dollars and the Renminbi arising from its investments in Renminbi available-for-sale securities and cash at bank. In order to limit this currency risk, the Group closely monitors Renminbi exposure to an acceptable difference by buying or selling Renminbi at spot rates where necessary.

The following table details the Group’s exposure at the statement of financial position date to currency risk arising from recognized assets or liabilities denominated in a currency other than the functional currency of the entity to which they relate. For presentation purposes, the amounts of the exposure are shown in HKD, translated using the spot rate at the statement of financial position date.

	Exposure to foreign currencies (expressed in HKD) December 31, 2015		Exposure to foreign currencies (expressed in HKD) December 31, 2014		Exposure to foreign currencies (expressed in HKD) August 31, 2014
	USD	RMB	USD	RMB	USD	RMB
	’000	’000	’000	’000	’000	’000
					(Unaudited)	(Unaudited)
Term deposits	—	—	—	—	310,761	262,282
Cash at bank and in hand	35,168	92,206	263,928	514,928	80,326	209,060
Other financial assets
- Available-for-sale debt securities	899,932	451,870	1,166,767	523,183	1,213,234	583,734
- Available-for-sale equity securities	11,110	—	11,063	—	12,025	—
Bank loans	(71,793)	—	(802,165)	—	(862,941)	—

	874,417	544,076	639,593	1,038,111	753,405	1,055,076

Sensitivity analysis

The following table indicates the instantaneous change in the Group’s loss for the year/period and other components of equity in response to reasonably possible changes in the foreign exchange rates to which the Group has significant exposure at the statement of financial position date. In this respect, it is assumed that the pegged rate between the HKD and the USD would be materially unaffected by any changes in movement in value of the USD against other currencies. Other components of consolidated equity would not be affected by the changes in the foreign exchange rates.

	Increase/ (decrease) in foreign exchange rate	Decrease/ (increase) in loss for the year/period HK$’000	Increase/ (decrease) in other components of equity HK$’000
December 31, 2015
RMB	2%	11,265	(383)
	(2%)	(11,265)	383
December 31, 2014
RMB	2%	21,021	(259)
	(2%)	(21,021)	259
August 31, 2014 (Unaudited)
RMB	2%	21,160	(58)
	(2%)	(21,160)	58

The sensitivity analysis assumes that the change in foreign exchange rates had been applied to re-measure those assets or liabilities denominated in foreign currency held by the Group which expose the Group to foreign currency risk at the statement of financial position date. The analysis is performed on the same basis as at December 31, 2014 and August 31, 2014.

(e)	Equity price risk

The Group is exposed to equity price changes from available-for-sale equity securities.

Available-for-sale equity securities portfolio have been chosen based on their long term growth potential and returns and are monitored regularly for performance against expectations. With other variable held constant, an increase or decrease of 10% in market value of the Group’s available-for-sale equity securities at statements of financial position date would have increased or decreased equity by HK$3,864,000 (December 31, 2014: HK$4,015,000; August 31, 2014: HK$3,972,000 (Unaudited)). Any increase or decrease in the market value of the Group’s available-for-sale equity securities would not affect the Group’s loss for the year unless they are impaired or disposed.

(f)	Fair values

(i)	Financial assets and liabilities carried at fair value

The following table presents the fair value of the Group’s financial instruments measured at the statement of financial position date on a recurring basis, categorized into the three-level fair value hierarchy defined in IFRS 13, Fair value measurement. The level into which a fair value measurement is classified as determined with reference to the observability and significance of the inputs used in the valuation technique as follows:

•	Level 1 valuations: Fair values measured using only Level 1 inputs i.e. unadjusted quoted prices in active markets for identical financial assets or liabilities at the measurement date

•	Level 2 valuations: Fair values measured using Level 2 inputs i.e. observable inputs which fail to meet Level 1, and not using unobservable inputs. Unobservable inputs are inputs for which market data are not available

•	Level 3 valuations: Fair values measured using significant unobservable inputs

December 31, 2015

	Level 1 HK$’000	Level 2 HK$’000	Level 3 HK$’000	Total HK$’000
Assets
- Available-for-sale debt securities	—	1,407,117	—	1,407,117
- Available-for-sale equity securities	27,525	11,110	—	38,635

December 31, 2014

	Level 1 HK$’000	Level 2 HK$’000	Level 3 HK$’000	Total HK$’000
Assets
- Available-for-sale debt securities	—	1,744,210	—	1,744,210
- Available-for-sale equity securities	29,090	11,063	—	40,153

August 31, 2014 (Unaudited)

	Level 1 HK$’000	Level 2 HK$’000	Level 3 HK$’000	Total HK$’000
Assets
- Available-for-sale debt securities	—	1,850,826	—	1,850,826
- Available-for-sale equity securities	27,697	12,025	—	39,722
Liabilities
Derivative financial instrument:
- Interest rate swap	—	(1,340)	—	(1,340)

During the year ended December 31, 2015, there were no transfers between Level 1 and Level 2, or transfer into or out of Level 3. The Group’s policy is to recognize transfers between levels of fair value hierarchy as at the statement of financial position date in which they occur.

Valuation techniques and inputs used in Level 2 fair value measurements

The fair value of available-for-sale securities are based on quoted market prices for identical financial instruments at the statement of financial position date.

(ii)	Fair value of financial instruments carried at other than fair value

The carrying amounts of the Group’s other financial instruments carried at cost or amortized cost are not materially different from their fair value as at December 31, 2015 and 2014 and August 31, 2014.

27	Commitments

(a)	Capital commitments

	December 31, 2015 HK$’000	December 31, 2014 HK$’000	August 31, 2014 HK$’000
			(Unaudited)
Purchase of computer and office equipment
- contracted but not provided for	19	5,038	42,716

Construction of Multimedia Production and Distribution Centre
- contracted but not provided for	385,526	14,049	13,911

(b)	Commitments under operating leases

The Group has future aggregate minimum lease payments under non-cancellable operating leases as follows:

	December 31, 2015 HK$’000	December 31, 2014 HK$’000	August 31, 2014 HK$’000
			(Unaudited)
- Within 1 year	10,445	3,585	3,416
- After 1 year but within 5 years	6,102	2,391	2,236

	16,547	5,976	5,652

The Group is the lessee in respect of a number of properties held under operating leases. The leases typically run for an initial period of 2 years. None of the leases includes contingent rental.

(c)	Production costs commitments

The Group entered into several long-term agreements with certain production-related Talents and artistes for future production in the Group’s Multimedia Business. Minimum amounts of production costs to be paid by the Group are analyzed as follows:

	December 31, 2015 HK$’000	December 31, 2014 HK$’000	August 31, 2014 HK$’000
			(Unaudited)
Production costs
- Within 1 year	1,732	11,350	35,552
- After 1 year but within 5 years	612	2,605	3,804

	2,344	13,955	39,356

28	Material related party transactions

In addition to the transactions and balances disclosed elsewhere in these financial statements, the Group entered into the following material related party transactions.

Key management personnel remuneration

Remuneration for key management personnel, including amounts paid to the Company’s Directors as disclosed in note 12(a) is as follows:

	Year ended December 31, 2015 HK$’000	Sixteen months ended December 31, 2014 HK$’000	Four months ended December 31, 2014 HK$’000	Twelve months ended August 31, 2014 HK$’000	Year ended August 31, 2013 HK$’000
			(Unaudited)	(Unaudited)
Short-term Talent benefits	13,144	26,451	6,186	20,265	20,607
Post-employment benefits	1,236	2,387	596	1,791	1,792

	14,380	28,838	6,782	22,056	22,399

29	Acquisition of a subsidiary

On December 20, 2013, the Company completed the acquisition of Hong Kong Mobile Television Network Limited (“HKMTV”, formerly known as China Mobile Hong Kong Corporation Limited) at an aggregate of cash consideration and related transaction costs of HK$157,539,000. This transaction has been accounted for as an acquisition of assets and the Group recorded intangible assets of HK$146,591,000, property, plant and equipment of HK$13,645,000 and other payables of HK$2,697,000, as at the date of acquisition.

30	Non-adjusting post balance sheet events

On January 6, 2014, the Company filed an application for leave to apply for judicial review against the Chief Executive in Council (“CEIC”)’s decision as evidenced in a letter dated October 15, 2013 to reject the Company’s application dated December 31, 2009 under the Broadcasting Ordinance (“BO”) for the grant of a domestic free television programme service licence. The substantive hearing was conducted on August 27 to 29, 2014. On April 24, 2015, the Court of First Instance (“CFI”) quashed the CEIC’s decision and ordered to remit it back to the CEIC for reconsideration. On May 19, 2015, the CEIC filed an appeal against the CFI’s judgment. On October 22, 2015, the CEIC obtained a court order from the CFI to stay the execution of the said decision pending resolution of the appeal. The hearing of the appeal was conducted on February 17 and 18, 2016, and on April 6, 2016 the Court of Appeal handed down its judgment, overturning the CFI’s decision and ruling on April 24, 2015 that the CEIC was within his rights to deny the Company’s first application for a free TV license.

Management do not consider the judgement handed down by the Court of Appeal has a material impact on the assessment of recoverable amounts of its Media CGU assets as of December 31, 2015.

31	Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended December 31, 2015

Up to the date of issue of these financial statements, the IASB has issued a few amendments and new standards which are not yet effective for the year ended December 31, 2015 and which have not been adopted in these financial statements. These include the following which may be relevant to the Group.

Effective for accounting periods beginning on or after
Annual improvements to IFRSs 2012-2014 Cycle	January 1, 2016

Amendments to IAS 1, Disclosure initiative	January 1, 2016

Amendments to IAS 16 and IAS 38, Clarification of acceptable methods of depreciation and amortization	January 1, 2016

IFRS 15, Revenue from contracts with customers	January 1, 2018

IFRS 9, Financial instruments	January 1, 2018

IFRS 16, Leases	January 1, 2019

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

Date: April 29, 2016